Form 20-F
period 2001-12-31
NICE SYSTEMS LTD
filed 2002-06-24
CIK 1003935

As filed with the Securities and Exchange Commission on June 24, 2002
=============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

                Annual Report pursuant to Section 13 or 15(d) of
                       the Securities Exchange Act Of 1934

                   For the fiscal year ended December 31, 2001

                         Commission file number 0-27466

                                NICE-SYSTEMS LTD.
         --------------------------------------------------------------
    (Exact name of Registrant as specified in its charter and translation of
                         Registrant's name into English)

                                     Israel
         --------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

             8 Hapnina Street, P.O. Box 690, Ra'anana 43107, Israel
         --------------------------------------------------------------
                    (Address of principal executive offices)

              Securities registered or to be registered pursuant to Section 12(b) of the Act:

------------------------------------------------ ----------------------------
                                                    Name of Each Exchange
              Title of Each Class                    On Which Registered
------------------------------------------------ ----------------------------

                           None                            None
------------------------------------------------ ----------------------------

              Securities registered or to be registered pursuant to Section 12(g) of the Act:

                  American Depositary Shares, each representing
                        one Ordinary Share, par value one
                          New Israeli Shekel per share
         --------------------------------------------------------------
                                (Title of Class)

         Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:

                                      None
         --------------------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

              13,273,798 Ordinary Shares, par value NIS 1.00 Per Share
              --------------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

         Yes   X           No
            -------          -------

Indicate by check mark which financial statements the registrant has elected to follow:

         Item 17           Item 18   X
                --------          -------
=============================================================================

                              PRELIMINARY NOTE

                  This annual report contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to NICE's business, financial condition and results of operations. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions, as they relate to NICE or its management, are intended to identify forward-looking statements. Such statements reflect the current views and assumptions of NICE with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of NICE to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this annual report. These risks are more fully described under Item 3, "Key Information - Risk Factors" of this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. NICE does not intend or assume any obligation to update these forward-looking statements.

                  In this annual report, all references to "NICE," "we," "us" or "our" are to NICE Systems Ltd, a company organized under the laws of the State of Israel, and its wholly-owned subsidiaries, NICE Systems Inc., NICE Systems GmbH, NICE Systems Canada Ltd., NICE CTI Systems UK Ltd., STS Software Systems (1993) Ltd., NiceEye BV, NICE CenterPoint Solutions Inc., NICE APAC Ltd., and NiceEye Ltd.

                  In this annual report, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars and all references to "NIS" are to New Israeli Shekels. Except as otherwise indicated, financial statements of and information regarding NICE are presented in U.S. dollars.

                             TABLE OF CONTENTS
                                                                                                                Page

                                                        PART I
Item 1.      Identity of Directors, Senior Management and Advisers........................................         2
Item 2.      Offer Statistics and Expected Timetable......................................................         2
Item 3.      Key Information..............................................................................         2
Item 4.      Information on the Company...................................................................        14
Item 5.      Operating and Financial Review and Prospects.................................................        32
Item 6.      Directors, Senior Management and Employees...................................................        44
Item 7.      Major Shareholders and Related Party Transactions............................................        57
Item 8.      Financial Information........................................................................        57
Item 9.      The Offer and Listing........................................................................        61
Item 10.     Additional Information.......................................................................        63
Item 11.     Quantitative and Qualitative Disclosures About Market Risk...................................        75
Item 12.     Description of Securities Other than Equity Securities.......................................        75

                                                      PART II
Item 13.     Defaults, Dividend Arrearages and Delinquencies..............................................        76
Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds.................        76
Item 15.     [Reserved]...................................................................................        76
Item 16.     [Reserved]...................................................................................        76

                                                      PART III
Item 17.     Financial Statements.........................................................................        77
Item 18.     Financial Statements.........................................................................        77
Item 19.     Exhibits.....................................................................................        77
Index to Financial Statements.............................................................................       F-1

                                   PART I

Item 1.  Identity of Directors, Senior Management and Advisers.
         -----------------------------------------------------

              Not Applicable.

Item 2.  Offer Statistics and Expected Timetable.

              Not Applicable.

Item 3.  Key Information.

Selected Financial Data

         The following selected consolidated financial data as of December 31, 2000 and 2001 and for the years ended December 31, 1999, 2000 and 2001 have been derived from our audited consolidated financial statements. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and audited by Kost, Forer & Gabbay, a member of Ernst & Young International. The consolidated selected financial data as of December 31, 1997, 1998 and 1999 and for the years ended December 31, 1997 and 1998 have been derived from other consolidated financial statements not included in this annual report and have also been prepared in accordance with U.S. GAAP and audited by Kost Forer & Gabbay. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to "Item 5, Operating and Financial Review and Prospects." and the consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report.


                                                                       Year Ended December 31,
                                              ----------------------------------------------------------------------
                                                 1997           1998          1999          2000            2001
                                              ------------  ------------  ------------  ------------  -------------
                                                     (in thousands of U.S. dollars, except per share data)
OPERATING DATA:
Revenues.....................................      $69,270       $90,970      $117,411      $153,163       $127,108
Cost of revenues.............................       30,404        37,038        49,020        73,554         73,767
                                             -------------   -----------   -----------   -----------    -----------
Gross profit.................................       38,866        53,932        68,391        79,609         53,341
                                             -------------   -----------   -----------   -----------    -----------
Operating expenses:
     Research and development, net...........        7,389         9,819        12,353        19,502         19,190
     Selling and marketing...................       13,765        18,767        25,793        35,448         35,046
     General and administrative..............        8,063        16,579        18,734        28,300         27,143
     Other special charges...................       15,688         9,733         5,415         7,646         17,967
                                             -------------   -----------   -----------   -----------    -----------
Total operating expenses.....................       44,905        54,898        62,295        90,896         99,346
                                             -------------   -----------   -----------   -----------    -----------
Operating income (loss)......................      (6,039)         (966)         6,096      (11,287)       (46,005)
Financial income, net........................        2,895         5,792         4,809         6,188          4,254
Other income (expenses), net.................           25            --           (4)            53        (4,846)
                                             -------------   -----------   -----------   -----------    -----------
Income (loss) before taxes on income.........      (3,119)         4,826        10,901       (5,046)       (46,597)
Taxes on income..............................          115           347            74           273            198
                                             -------------   -----------   -----------   -----------    -----------
Net income (loss)............................     $(3,234)        $4,479       $10,827      $(5,319)      $(46,795)
                                             =============  ============  ============  ============   =============
Basic earnings (loss) per share..............      $(0.35)         $0.40         $0.94       $(0.43)        $(3.59)
                                             =============  ============  ============  ============   =============
Weighted average number of shares used in
  computing basic earnings (loss) per share
  (in thousands).............................        9,130        11,192        11,559        12,317         13,047
                                             =============  ============  ============  ============   =============
Diluted earnings (loss) per share............      $(0.35)         $0.37         $0.88       $(0.43)        $(3.59)
                                             =============  ============  ============  ============   =============
Weighted average number of shares used in
  computing diluted earnings (loss) per
  share (in thousands).......................        9,130        12,010        12,249        12,317         13,047
                                             =============  ============= ============  ============   =============

                                                                        At December 31,
                                             -----------------------------------------------------------------------
                                                 1997           1998          1999          2000           2001
                                             --------------  -------------  ------------  -----------  -------------
                                                                 (In thousands of U.S. dollars)
BALANCE SHEET DATA:
Working capital..............................     $133,039      $126,266      $133,398      $117,319        $69,931
Total assets.................................      166,653       179,155       206,022       251,489        210,012
Total debt...................................          883            --             3            --             --
Shareholders' equity.........................      149,030       157,207       179,070       208,577        167,018

Exchange Rate Information

         The following table shows, for each of the months indicated, the high and low exchange rates between New Israeli Shekels and U.S. dollars, expressed as shekels per U.S. dollar and based upon the daily representative rate of exchange as reported by the Bank of Israel:

Month                                           High              Low
----------------------                       ------------      ----------
December 2001.........................   NIS       4.416   NIS     4.220
January 2002..........................             4.637           4.437
February 2002.........................             4.744           4.588
March 2002............................             4.716           4.622
April 2002............................             4.904           4.740
May 2002..............................             4.968           4.829

         The following table shows, for periods indicated, the average exchange rate between New Israeli Shekels and U.S. dollars, expressed as shekels per U.S. dollar, calculated based on the average of the exchange rates on the last day of each month during the relevant period as reported by the Bank of Israel:

  Year                                                   Average
---------                                            -----------------
1997...............................................       3.465
1998...............................................       3.810
1999...............................................       4.153
2000...............................................       4.068
2001...............................................       4.203

         On June 14, 2001, the exchange rate was NIS 4.954 per U.S. dollar as reported by the Bank of Israel.

         The effect of exchange rate fluctuations on our business and operations is discussed in "Item 5. Operating and Financial Review and Prospects."

Dividends

         We have never declared or paid dividends on our ordinary shares. We intend to retain our earnings for future growth and therefore do not anticipate paying any cash dividends in the foreseeable future.

Risk Factors

Risks Relating to NICE

The industry in which we operate is characterized by rapid technological changes and frequent new products and service introductions. We may not be able to keep up with these rapid technological and other changes

         The market for our products is characterized by rapidly changing technology and evolving industry standards. The introduction of products embodying new technology and the emergence of new industry standards can render existing products obsolete and unmarketable and can exert price pressures on existing products. We anticipate that a number of existing and potential competitors will be introducing new and enhanced products. Our ability to anticipate changes in technology and industry standards and to successfully develop and introduce new, enhanced and competitive products, on a timely basis, will be a critical factor in our ability to grow and be competitive. As a result, we expect to continue to make significant expenditures on research and development, particularly with respect to new software applications, which are continuously required in all our business areas. We cannot assure you that the market or demand for our products will grow as rapidly as we expect, or if at all, that we will successfully develop new products or introduce new applications for existing products, that such new products and applications will achieve market acceptance or that the introduction of new products or technological developments by others will not render our products obsolete. Our inability to develop products that are competitive in technology and price and responsive to customer needs could have a material adverse effect on our business, financial condition or results of operations.

Continuing adverse conditions in the information technology and telecommunications sectors have led to decreased demand for our products and have harmed and may continue to harm our business, financial condition and results of operations.

         Our operating results have been materially adversely affected as a result of recent unfavorable economic conditions and reduced information technology spending, particularly in the product segments in which we compete. During 2001, there was a decrease in demand for our type of products as customers delayed or reduced information technology expenditures, particularly in the telecommunications industry. Many telecommunications carriers and service providers in markets throughout the world have experienced, and are continuing to experience, substantial declines in sales and revenues and have incurred significant operating losses. In addition, many carriers and service providers have stopped deploying new networks or have ceased operations completely and are no longer potential users of our products. The general worldwide economic downturn has curtailed the ability of existing and prospective carriers and service providers to finance purchases of products such as ours. If these industry-wide conditions persist, they will likely have an adverse impact, which may be material, on our business, financial condition and results of operations.

We depend on the success of the NiceLog system and related products.

         We are dependent on the success of the NiceLog system and related products to maintain profitability. In 1997, 1998, 1999, 2000 and 2001 approximately 84%, 94%, 88%, 84% and 79%, respectively, of our revenues were generated from sales of NiceLog systems and related products and we anticipate that such products will continue to account for a significant portion of our sales in the next several years. A significant decline in sales of NiceLog systems and related products, or a significant decrease in the profit margin on such products, could have a material adverse effect on our business, financial condition or results of operations.

We may not succeed in making additional acquisitions or be effective in integration of such acquisitions.

         One of our business strategies is to pursue acquisitions of businesses, products and technologies that are complementary to those of our businesses. In the past we have entered into a number of acquisitions and we may make additional acquisitions in the future. The integration of future acquired companies, if any, may place significant demands on our operations and financial resources. Acquisitions of companies involve financial, operational and legal risks, including the difficulty of assimilating operations and personnel of the acquired companies and of maintaining uniform standards, controls, procedures and policies. There can be no assurance that we will be successful in making additional acquisitions or effective in integrating such acquisitions. Any failure to effectively integrate any future acquired companies could have a material adverse effect on our business, financial condition and results of operations. In addition, if we consummate one or more significant acquisitions in which the consideration consists, in whole or in part, of ordinary shares or ADSs, shareholders would suffer dilution of their interests in us.

We may be unable to manage our expansion and anticipated growth effectively.

         We have established a significant sales infrastructure in Hong Kong and the United Kingdom by relocating a significant portion of our Israel-based sales operations and by recruiting new managers and sales persons in order to bring about a growth in revenue. We expect continued growth, particularly in connection with the enhancement and expansion of our operations in Europe, the Middle East and Africa (EMEA) as well as in the Asia Pacific (APAC) region. However, we cannot assure you that our revenues will increase as a result of this relocation and expansion or that we will be able to recover the expenses we incurred in effecting the relocation and expansion. Failure to effectively manage our expansion of our manufacturing, sales, marketing, service and support organizations could have a negative impact on our business.

We have recently migrated towards the outsourcing of the manufacturing of our key products. The failure of this supplier to meet our quality or delivery requirements may have a material adverse effect on our business, results of operations and financial condition.

         During the first quarter of 2002, we implemented a manufacturing agreement with Flextronics Israel Ltd., a global electronics manufacturing services company. Under this agreement Flextronics is providing us with a turnkey manufacturing solution from order receipt to product shipment including purchasing, manufacturing, testing, configuration, and delivery services. This agreement currently covers our entire voice recording family of products including NiceLog(R), NiceCLS(TM), NiceUniverse(R), NICE Screen, and NiceCall(R) Focus. We expect to complete the transfer to Flextronics of the production for all our products during the second half of 2002. We may experience delivery delays due the inability of the outsourcer to consistently meet our quality or delivery requirements. If this supplier or any other supplier were to cancel contracts or commitments with us or fail to meet the quality or delivery requirements needed to satisfy customer orders for our products, we could lose time-sensitive customer orders and have significantly decreased quarterly revenues and earnings, which would have a material adverse effect on our business, results of operations and financial condition.

We can not assure you that a market for new products will develop.

         We are in the process of developing and introducing, and our future success will in part depend on our ability to successfully market, new products. These new products are targeted at markets that have only recently begun to develop and are characterized by an increasing number of market entrants. In addition, we have recently started penetrating the growing contact center market and are dedicating significant resources to develop recording, monitoring and management applications for this market and to establish a marketing and sales network in order to market these products. As is typical in the case of new and evolving markets, demand and market acceptance for recently introduced products are subject to a high level of uncertainty. We cannot assure you that a market for these products will develop as rapidly as we expect or at all, that new products or applications will meet these markets' expectations and needs or that we will be successful in penetrating these markets and in marketing our products.

The CEM strategy which we announced in mid 2000 requires a continuous market education and a shift in our market positioning. We may not have the sufficient resources to successfully lead such a process.

         The market for our new Customer Experience Management, or CEM, products is still in its early phases and is just beginning to develop. Successful positioning of our CEM strategy as a leading, next generation, purchase cycle at the call center market is a critical factor in our ability to maintain growth in the call center market. As a result, we expect to continue to make significant expenditures on marketing. We cannot assure you that the market awareness or demand for our new CEM products will grow as rapidly as we expect, or if at all, that we will successfully develop new products or introduce new applications for existing products, that such new products and applications will achieve market acceptance or that the introduction of new products or technological developments by others will not render our products obsolete.

We may be unable to develop strategic alliances and marketing partnerships for the global distribution of our CCTV products, which may limit our ability to successfully market and sell these products.

         The market for our Closed Circuit Television, or CCTV, products is still in its early stages of development. We believe that developing marketing partnerships and strategic alliances, such as those we have for our CEM products, is an important factor in our success in marketing our products and in penetrating new markets for our products. However, unlike our CEM products, we do not have a major partner or strategic alliance for the marketing and distribution of our CCTV products and we cannot assure that we will be able to develop such partnerships or strategic alliances. Failure to develop such arrangements may limit our ability to successfully market and sell our CCTV products and may have a negative impact on our business.

The market in which we operate is highly competitive and we may be unable to compete successfully.

         The market for our Computer Telephony Integrated, or CTI, products is highly competitive and includes products offering a broad range of features and capacities. We compete with a number of large, established manufacturers of voice recording systems and distributors of similar products, as well as new emerging players in the field of quality monitoring software. The price per channel of digital voice recording systems has decreased throughout the market in recent years, primarily due to competitive pressures. We cannot assure you that the price per channel of digital voice recording systems will not continue to decrease or that our gross profit will not decrease as a result thereof. We are aware of a number of manufacturers of digital video recording products that are competitive with our digital video recording systems. We are also aware of a number of manufacturers of systems for defense applications that are competitive with our COMINT systems. We cannot assure you that we will be able to compete successfully or that competition will not have a material adverse effect on our business, financial condition or results of operations.

If we lose our key suppliers, our business may suffer.

         Certain components and subassemblies that we use in our existing products are purchased from a single or a limited number of suppliers. In the event any of these suppliers are unable to meet our requirements in a timely manner, we may experience an interruption in production until an alternative source of supply can be obtained. Any disruption, or any other interruption of a suppliers' ability to provide components to us, could result in delays in making product shipments, which could have a material adverse effect on our business, financial condition and results of operations. Although we generally maintain an inventory of components and subassemblies to limit the potential for an interruption and we believe that we can obtain alternative sources of supply in the event our suppliers are unable to meet our requirements in a timely manner, we cannot assure you that our inventory and alternative sources of supply would be sufficient to avoid a material interruption or delay in production.

If we lose our key personnel or cannot recruit additional personnel, our business may suffer.

         Recruiting and retaining qualified engineers and computer programmers to perform research and development and to commercialize our products as well as qualified personnel to market and sell those products are critical to our success. As of December 31, 2001, approximately 27% of our employees were devoted to research and product development and 21% were devoted to marketing and sales. An inability to attract and retain highly qualified employees may have an adverse effect on our ability to develop new products and enhancements for existing products and to successfully market such products.

         Our success also depends, to a significant extent, upon the continued service of a number of key management, sales, marketing and technical employees, the loss of whom could materially adversely affect our business, financial condition and results of operations.

Operating internationally exposes us to additional and unpredictable risks.

         We sell our products throughout the world and intend to continue to expand into new international markets. In 1997, 1998, 1999, 2000 and 2001, approximately 97%, 98%, 99%, 97% and 96%, respectively, of our total sales were derived from sales to customers outside of Israel, and approximately 45%, 42%, 50%, 53% and 48%, respectively, of our total sales were made to customers in North America. A number of risks are inherent in international transactions. International sales and operations may be limited or disrupted by the imposition of governmental controls and regulations, export license requirements, political instability, trade restrictions, changes in tariffs and difficulties in managing international operations. We cannot assure you that one or more of these factors will not have a material adverse effect on our international operations and, consequently, on our business, financial condition and results of operations.

Inadequate intellectual property protections could prevent us from enforcing or defending our intellectual property and we may be subject to liability in the event our products infringe on the proprietary rights of third parties and we are not successful in defending such claims.

         Our success is dependent, to a certain extent, upon our proprietary technology. We currently own six patents (including five in the United States) to protect our technology and we have 19 applications pending in the United States and other countries with respect to certain patents. We currently rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure and non-compete agreements, to establish and protect the technology used in our systems. However, we cannot assure you that such measures will protect our proprietary technology, that competitors will not develop products with features based upon, or otherwise similar to, our systems or that we will prevail in any proceeding instituted by us in order to enjoin competitors from selling similar products.

         Although we believe that our products do not infringe upon the proprietary rights of third parties, we cannot assure you that one or more third parties will not make a contrary claim or that we will be successful in defending such claim. In June 2000, Dictaphone Corporation, one of our competitors, filed a patent infringement claim relating to certain technology embedded in some of our products. The claim is for damages and the enjoinment of any continued infringement of Dictaphone patents. In the court's discretion, the damages may be trebled and attorney fees awarded.

         We have received notification from our insurance company indicating that the claim is not covered by our insurance policy; however, our insurance company has agreed to reimburse for us all legal expenses that we are expending in defense of the claim while reserving its final decision on this matter until the final outcome of the litigation. We believe that this claim has no merit and we are vigorously defending it. In April 2002, we received an additional letter from Dictaphone stating that several of our products were using patents held by it and offering us a licensing arrangement for these patents. After a preliminary review of these products and the patents held by Dictaphone, we believe that none of the products infringe upon those patents; however, we are in the process of evaluating each of these patents carefully in order to formally respond to Dictaphone's letter. From time to time, we receive "cease and desist" letters claiming patent infringements, however, no formal claims or other actions have been filed with respect to such letters. We believe that none of these has merit. We cannot assure you, however, that we will be successful in defending the DictaPhone infringement claim or other claims, or that infringement claims or other claims, if asserted, will not have a material adverse effect on our business, financial condition or results of operations. Defending the infringement claim or other claims could involve substantial costs and diversion of management resources. In addition, to the extent we are not successful in defending such claims, we may be subject to injunctions with respect to the use or sale of certain of our products or to liabilities for damages and may be required to obtain licenses which may not be available on reasonable terms. We carry liability insurance in the amount of $10,000,000 overall, however, we cannot assure you that any of the infringement claims will be covered by the insurance, or that the amount of any individual claim or all claims in the aggregate will not exceed policy coverage limits.

We face potential product liability claims against us.

         We may be subject to claims that our products are defective or that some function or malfunction of our products caused or contributed to property, bodily or consequential damages. We minimize this risk by incorporating provisions into our distribution and standard sales agreements that are designed to limit our exposure to potential claims of liability. We carry product liability insurance in the amount of $10,000,000 per occurrence and $10,000,000 overall. No assurance can be given that all claims will be covered either by the contractual provisions limiting liability or by the insurance, or that the amount of any individual claim or all claims will be covered by the insurance or that the amount of any individual claim or all claims in the aggregate will not exceed policy coverage limits.

We may face risks relating to government contracts.

         We sell our products to, among other customers, governments and governmental entities. These sales are subject to special risks, such as delays in funding, termination of contracts or sub-contracts at the convenience of the government, termination, reduction or modification of contracts or sub-contracts in the event of changes in the government's policies or as a result of budgetary constraints, and increased or unexpected costs resulting in losses or reduced profits under fixed price contracts. Although to date, we have not experienced any material problems in our performance of government contracts, or in the receipt of payments in full under such contracts, we cannot assure you that we will not experience problems in the future.

Risks Relating to Israel

Our business may be impacted by inflation and NIS exchange rate fluctuations.

         Exchange rate fluctuations between the dollar and the NIS may negatively affect our earnings. A substantial majority of our revenues and a substantial portion of our expenses are denominated in dollars. However, a significant portion of the expenses associated with our Israeli operations, including personnel and facilities related expenses, are incurred in NIS. Consequently, inflation in Israel will have the effect of increasing the dollar cost of our operations in Israel, unless it is offset on a timely basis by a devaluation of the NIS relative to the dollar. We cannot predict any future trends in the rate of inflation in Israel or the rate of valuation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

We are subject to the political, economic and military conditions in Israel.

         Our headquarters, research and development and main manufacturing facilities are located in the State of Israel and we are directly affected by the political, economic and military conditions to which Israel is subject. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence between Israel and the Palestinians which has led to a crisis in the entire peace process and affected Israel's relationship with several Arab countries. The hostilities between Israel and the Palestinians have intensified in the past few months. Any armed conflicts or political instability in the region could negatively affect local business conditions and harm our results of operations. We cannot predict the effect on the region of the increase in the degree of violence between Israel and the Palestinians. Furthermore, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as a result of the recent increase in hostilities. Our products are heavily dependent upon components imported from, and most of our sales are made to, countries outside of Israel. Accordingly, our operations could be materially adversely affected if trade between Israel and its present trading partners were interrupted or curtailed.

         Some of our directors, officers and employees are currently obligated to perform annual military reserve duty. Additionally, in the event of a military conflict, including the ongoing conflict with the Palestinians, these persons could be required to serve in the military for extended periods of time. We cannot assess the full impact of these requirements on our workforce or business and we cannot predict the effect on us of any expansion or reduction of these obligations.

Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

         Service of process upon our directors and officers and the Israeli experts named herein, all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since substantially all of our assets, all of our directors and officers and the Israeli experts named in this prospectus, are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States.

         There is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel. However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of United

States courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of those Acts.

We depend on the availability of government grants and tax benefits.

         We derive and expect to continue to derive significant benefits from various programs and laws in Israel including tax benefits relating to our "Approved Enterprise" programs and grants from the Office of the Chief Scientist, or OCS, for research and development. To be eligible for these grants, programs and tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets from our equity. From time to time, the Israeli Government has discussed reducing or eliminating the availability of these grants, programs and benefits. Pursuant to an amendment to Israeli regulations, income from one of our "Approved Enterprises" is exempt from income tax for only two years. Following this two year period, the "Approved Enterprise" will be subject to corporate tax at a reduced rate of 10-25% (based on the percentage of foreign ownership in each taxable year) for the following eight years. Income from the remaining two "Approved Enterprises" are tax exempt for four years. Following this four year period, the "Approved Enterprises" are subject to corporate tax at a reduced rate of 10-25% (based on the percentage of foreign ownership in each taxable year) for the following six years. If grants, programs and benefits available to us or the laws under which they were granted are eliminated or their scope is further reduced, or if we fail to meet the conditions of existing grants, programs or benefits and are required to refund grants or tax benefits already received (together with interest and certain inflation adjustments), our business, financial condition and results of operations could be materially adversely affected. In 1997, we utilized all our tax loss carryforwards and the tax exemption period with respect to the revenue derived from one of our "Approved Enterprises" commenced in 1997. The tax exemption period with respect to the revenue derived from another of our "Approved Enterprises" commenced in 1999.

Risks Related to Our Ordinary Shares and ADSs

Our share price may be volatile and may decline.

         Numerous factors, some of which are beyond our control, may cause the market price of our ordinary shares or our American Depositary Shares, or ADSs, each of which represents one ordinary share, to fluctuate significantly. These factors include, among other things, announcements of technological innovations, customer orders or new products by us or our competitors, earning releases by us or our competitors, market conditions in the industry and the general state of the securities markets (with particular emphasis on the technology and Israeli sectors of the securities markets).

Our operating results in one or more future periods may fluctuate significantly and may cause our share price to be volatile.

         Our quarterly operating results may be subject to significant fluctuations due to various factors, including the length of the sale cycles, the timing and size of orders and shipments to customers, variations in distribution channels, mix of products, new product introductions, competitive pressures and general economic conditions. In particular, the COMINT products are long-term projects that may also affect quarterly results. Because a significant portion of our overhead consists of fixed costs, our quarterly results may be adversely impacted if sales fall below management's expectations. In addition, the period of time from order to delivery of the NiceLog systems and related products is short, and therefore our backlog for such products is currently, and is expected to continue to be, small and substantially unrelated to the level of sales in subsequent periods. As a result, our results of operations for any quarter may not necessarily be indicative of results for any future period. Due to all of the foregoing factors, in some future quarters our sales or operating results may be below the expectations of public market analysis or investors. In such event, the market price of our ordinary shares and ADSs would likely be materially adversely affected.

Item 4.

Information on the Company.

General

         Our legal and commercial name is NICE-Systems Ltd. We are a company limited by shares organized under the laws of the State of Israel. We were originally incorporated as NICE Neptun Intelligent Computer Engineering Ltd. on September 28, 1986 and renamed NICE-Systems Ltd. on October 14, 1991. Our principal Executive offices are located at 8 Hapnina Street, P.O. Box 690, Ra'anana 43107, Israel and the telephone number at that location is +972-9-775-3030. Our agent for service in the United States is our subsidiary, NICE Systems Inc., 301 Route 17 North, Rutherford, New Jersey 07070.

Business Overview

         We are a leading global provider of integrated multimedia digital recording and quality management solutions. Our innovative solutions help customers improve their businesses by effectively capturing, evaluating and analyzing voice communications, internet collaboration, Voice over Internet Protocol, orVoIP, call data, desktop screens, Email storage and video. We are an industry leader in advanced Computer Telephony Integrated, or CTI, recording solutions.

         We serve the business needs of multiple markets, primarily customer contact centers (formerly called call centers, and more recently called "customer interaction centers"), financial institutions, air traffic control, or ATC, sites, public safety centers, closed circuit television, or CCTV, security installations, service providers of security solutions and government agencies. We believe that we have established a leading position in the financial institutions, ATC and high-end customer contact center markets. We intend to continue to leverage our technological leadership, market know-how, channels and partners to provide a full range of recording and quality management solutions for the rapidly growing contact center market, which we believe represents a significant growth opportunity. We also provide communication intelligence, or COMINT, systems that are used primarily by government agencies to detect, identify, locate, monitor and record transmissions from a variety of sources.

         Our recording, monitoring, quality management and business performance management solutions are designed to protect businesses and customers against risks posed by lost or misinterpreted voice or data transmissions and to capture, evaluate, analyze and improve contact center agent performance and customer experience. Our solutions are part of the aim to optimize every customer interaction in the contact center and build quality customer relationships. Our products are part of the Customer Experience Management, or CEM, market space which is an extension of the broader CTI and Customer Relationship Management, or CRM, market, which has grown significantly in recent years.

         Our principal product, NiceLog(TM), is a technologically-leading, scalable CTI digital voice recording and retrieval system. NiceLog performs continuous, reliable recordings of up to thousands of channels. Based on our extensive experience in digital recording, we developed the NiceLog system with a modular system approach. A single, flexible platform enables customers to implement multiple recording solutions, including total recording, selective recording, recording-on-demand, and real-time monitoring and recording. NiceLog can store over 38,000 channel hours of recordings on-line per unit. The system interfaces with the telephone switches, turret systems, ACDs and CTI servers of the world's leading telecommunications providers. Our NiceCLS(TM) (Call Logging System), included in the NiceLog system, is a CTI add-on module that enables prompt location and retrieval of recorded calls according to comprehensive call details such as the time of call, duration, extension number and calling number. It is also the basis for other add-on applications and functionalities offered as part of the system.

         We also offer NiceCall(TM) Focus, a cost-effective voice recorder for applications requiring fewer (8 to 32) channels; and NiceUniverse(TM), a comprehensive quality management solution used to evaluate agent performance and to raise the level of customer service in contact centers, through advanced voice and desktop screen recording technologies. The NiceUniverse system provides objective evaluation tools and helps identify training requirements for contact center agents, including real-time monitoring for instant access to live customer interactions and enhanced reporting and administration features. In 2000, we announced the CEM Strategy and have gradually started introducing a set of products complementary to the NiceUniverse Quality Management product which are aimed at improving the Contact Center's performance and the quality of the customer experience.

         In 1998, we introduced NiceVision(TM), a state-of-the-art digital video and audio recording system that provides continuous CCTV (closed circuit television) recording, archiving, and debriefing capabilities that meet the needs of today's demanding security environment. In 2001, we introduced the next generation of the NiceVision line of products, namely, NiceVision Pro, a premium solution designed for high-end applications including real-time casino environments and transportation security needs and the NiceVision Harmony, a mid-range digital video recording solution.

         Our principal COMINT system, NiceFix(TM), is a spectral surveillance and direction finding system that detects, identifies, locates, monitors and records transmission sources. We believe that our COMINT systems offer high performance at a relatively moderate price and therefore have a competitive advantage over other COMINT systems, which typically require large expenditures by the customer. We market our COMINT systems directly and through electronic system integrators, taking advantage of the strengths of such companies in selling integrated intelligence and electronics systems to governments.

         In 2001, we introduced NiceTrack, a monitoring system for the government law enforcement markets, that meets the United States CALEA (Communication System for Law Enforcement Act) and TIA (Telecommunication Industry Association and the European ETSI (European Telecommunications Standard Institute) standards required by government agencies to manage the transfer of information from service providers to law enforcement agencies.

         Our customers in the financial institutions market include ABN AMRO Bank, Chase Manhattan Bank, Citibank, Deutsche Bank, Dresdner Bank, First Chicago NBD, CIBC Oppenheimer, Bank of America, the Sydney Futures Exchange and others.

         Contact centers are increasingly used as a primary method of customer interaction by companies in a wide range of industries. Our customers in the contact center market include, among others, Arch Communications, Boston Communications, British Gas, Electric Insurance,

Halifax Direct U.K., TeleTech Holdings, Thomas Cook, Vodafone Connect and Yorkshire Electricity.

         Customers for our CCTV products, which provide continuous video surveillance and recording for security protection purposes, include the Bank of England, Dell Computer

         Corporation, the Helsinki Railway Station - Finland, Casino Cosmopol in Sweden, the Metropolitan Nashville Airport Authority, correctional facilities in Brooklyn, New York, and Rush City, Minnesota, Wycombe District Council and Dulwich College - UK and one of California's largest gaming facilities, the Palace Indian Gaming Center of Lemoore.

         Our customers in the ATC market include the Federal Aviation Administration ("FAA") in the U.S. and ATC authorities in Austria, China, Croatia, Cyprus, Finland, Germany, Hong Kong, Hungary, Kazakhstan, Iceland, Israel, Japan, the Maldive Islands, the Netherlands, Norway, Poland, Romania, Switzerland and Turkey.

Strategic Relationships

         We have entered into several strategic relationships designed to enhance our products and/or our strategic partners' products including:

o a marketing partnership with Avaya Inc. (formerly the Enterprise Network Group of Lucent Technologies), or Avaya. Avaya is the leading global providers of enterprise business communication platforms in voice, e-business and data. Avaya is co-selling our CEM products to its customer based on a global basis. In addition, and following our acquisition of CenterPoint Solutions, Avaya sells our NICE ANALYZER(TM)software as part of its software application suite;

o An OEM agreement with IPC Information Systems, Inc. IPC, the world's leading provider of integrated communications solutions to the financial services community has embedded a NiceLog platform customized for IPC into IPC's Alliance MX product line as sells this product as an integral part of the IPC product;

o A marketing agreement with Etrali S.A. telecom integrator serving the financial community, Etrali is the European leader of dealerboard systems for trading rooms. We and Etrali have closely integrated our products for dealing rooms and these are distributed globally by Etrali S.A; and

o A marketing agreement with Knowlagent a leading provided of Contact Center eLearning and Simulation software. The cooperation between us and Knowlagent has enabled both of us to integrate our call center products and to create the eLearning enabled CEM solution, which is being marketed by us.

We are also able to integrate with Siebel Systems and Amdocs (Clarify Inc.) in the CRM Space. These partnerships with leading CRM providers will enable our customers to capture and enhance their customers' entire experience in the contact center from start to finish and to more tightly integrate the functionality delivered by CEM products into their business environment.

         We distribute and service our CEM products worldwide primarily through independent dealers that predominantly specialize in the CTI and the voice recording and quality management market and also through our own sales and technical support force in the U.S., Germany and Israel, as well as through global distribution arrangements entered into with Avaya Inc. (formerly Enterprise Network Group of Lucent Technologies Inc.), Philips Business Communications and Compagnie Financiere Alcatel. We have established marketing, sales and support arrangements with leading suppliers of complementary products such as IPC Information Systems, Inc. and Etrali S.A., two leading suppliers of telephony switching equipment to financial institutions and trading rooms. We also participate in an alliance program with Aspect Telecommunications Ltd. to ensure the compatibility of our Call Center product line with Aspect's automatic call distribution systems and to promote this integration through Aspect's marketing materials. Furthermore, following Aspect's acquisition of TCS Management Group, Inc., we and Aspect also collaborate in product strategy and integration between Aspect's Work Force Management products and our Call Center product line.

         In the CCTV security market we have formed an alliance with Dell Computer Security Group with the development of its new hard drive recording solution based on Dell PowerVault(TM) storage technology and established a strategic alliance with Visionics to integrate Visionics' FaceIt technology with the NiceVision platform

         We distribute and service our video recording products worldwide primarily through independent dealers that specialize in the CCTV security market including a national distribution agreement with the Security Technologies Group which was acquired by Siemens Building Technologies, Inc. in June 2001.

         In the ATC market, we have been awarded contracts for installations of NiceLog systems both through our own efforts and in cooperation with companies such as Litton Denro, part of Litton Advanced Systems, Inc.

Products and Markets

Digital Multimedia Recording Systems

         Products

         Voice recorders (or loggers) are systems that capture and record large volumes of voice data transmitted over multiple telephone or other communication lines and allow users to retrieve and playback specific communication data. Traditional voice recorders were based on analog reel-to-reel technology, which limited organizations' ability to store and retrieve data efficiently and which could not interface with digital computer and telecommunication networks. In the early 1990s, analog reel-to-reel recorders began to be displaced by analog VHS-based products and, more recently, by digital products, including those based on magnetic disk, optical disk or digital audio tapes, or DAT. Organizations' growing needs to record, process and store large amounts of voice data resulted in the introduction of digitally-based voice recording systems characterized by increasing performance and improved system economics. Digital multi-channel recording systems enable simultaneous recording and logging of a large number of channels, while enabling a large number of users to process voice data simultaneously. Digital systems' advantages over traditional analog systems include the immediate random access to recorded data, open connectivity and compact size of both the recording unit and the storing and archiving media. Advanced, industry-standard, digital voice recording systems employing CTI technologies allow for integration of the recording and retrieval functions with organizations' computer and telecommunications networks, thereby delivering maximum business benefits, increased user efficiency, and wider access for a larger numbers of users. The demand for sophisticated CTI digital voice recording systems is increasing as a result of the increased demand for digital recording systems, particularly in the contact center market and the large installed base of analog systems converting to digital technology, specifically in the financial institutions, public safety and ATC markets.

         NiceLog, our digital voice recording system, is a computer telephony integrated multi-channel voice recording and retrieval system. NiceLog is an open architecture system based on PC architecture and advanced audio compression technology that performs continuous, reliable recordings of up to thousands of analog and digital telephone lines as well as radio channels and enables simultaneous access by multiple users. NiceLog can be used either as a stand-alone unit or as part of a highly expandable and scaleable system comprised of several seamlessly integrated units. Each NiceLog unit can simultaneously record, monitor, archive and playback up to 224 channels allowing for substantial space saving. NiceLog's open architecture provides a wide variety of connectivity options to computer networks such as Novell/IPX and TCP/IP using Windows 95, Windows NT, Windows 2000, Windows XP and UNIX operating systems and telecommunication interfaces such as T1, E1, ISDN and analog trunks. The modular design of the NiceLog system makes it a powerful voice management tool that can be expanded to satisfy customer's needs, by integrating it with additional NiceLog units on the same local area network, or LAN.

         The NiceLog's system administrator software enables the system's supervisor to configure individual or multiple voice loggers from the central workstation and to setup passwords for individual users. The supervisor software constantly monitors the integrity of the system and displays error or warning messages when storage capacity is low or if there are any other problems with the system. The voice recorders are activated by commands received from a workstation through a LAN. NiceLog stores all information on hard disk for immediate retrieval, and on DAT for long-term archiving through advanced compression technology. All stored information can be accessed simultaneously by any number of authorized users connected to the LAN through decompression of stored data. NiceLog software determines the location of the desired segment using its internal database, and the voice recording is retrieved from the disk and routed to the audio card. The NiceLog software performs all the management tasks in the digital voice recording and retrieval system, which includes cataloguing the database based on time and other specific parameters allowing for the efficient retrieval of information.

         NiceLog`s central storage option can integrate with enterprise storage networks (SAN or NAS) for long term or medium term voice storage. Central storage sites can hold the entire voice recording from all the organization's different sites thus reducing management costs and redundancy. The retrieval process for voice on the central site is fully automatic.

         NiceLog's playback function can be activated by any authorized user through a workstation or a standalone PC, connected via a standard network interface. Easy scanning and subsequent instantaneous random access playback of all recorded voice communications can be performed by a single or several authorized users at their desktop with the help of the NiceLog graphical user interface, which operates under a Windows platform. The playback can be routed directly through a speaker or via the private automatic branch exchange (PABX) to the user's phone extension. The playback user interface provides for full playback control, including advanced features such as random jumps, loops and optional variable speed reproduction without pitch distortion.

         NiceCLS is an add-on module included in the NiceLog system. The system is a CTI server connected to the customer's switch, business data system and other NiceLog system components. It collects call details such as start and stop times, extension number, caller ID, routing path in the switch, agent identification, agent group, customer and transaction identification. This information is integrated with the recorded voice, forming a comprehensive call database and enabling additional recording solutions. With this high level of integration, NiceLog provides additional advanced solutions such as selective recording and recording on demand, and enables calls to be quickly retrieved and analyzed. The sophisticated indexing of the database enables prompt location and retrieval of the recordings. Free-seating environments, such as contact centers and trading floors, where the trader or agent may log-in to any telephone station, require NiceCLS for immediate recognition of individual users regardless of the telephone or channel accessed. NiceCLS also enables cost-effective trunk-side recording. NiceCLS can be adapted to the customer's needs based on the host environment and the size and type of database.

         NiceCall Focus is a voice recording system that records up to 32 input channels and provides up to 4000 hours of on-line voice storage capacity. NiceCall Focus is the next generation product replacing the NiceCall product. NiceCall Focus provides organizations that have a relatively small number of input channels, such as public safety agencies, with a competitively priced yet technologically advanced digital recording product that offers many of the connectivity and processing features of the NiceLog. NiceCall Focus is being targeted primarily at public safety facilities, including 911 emergency centers and utilities, as well as small bank branches, financial trading sites, and contact centers.

         NiceUniverse, introduced in February 1998, is a comprehensive quality management solution used to evaluate agent performance and to raise the level of customer service in contact centers, through advanced voice and desktop screen recording technologies. The NiceUniverse system provides objective evaluation tools and helps identify training requirements for contact center agents, including real-time monitoring for instant access to live customer interactions and enhanced reporting and administration features. NiceUniverse uses a switch-independent CTI interface that integrates with ACDs and PC networks. This enables NiceUniverse to monitor and record agent sessions (voice and screen) on a user-defined schedule and store them in compressed digital format. Sessions are later retrieved by the reviewers from their network PCs, and agent performance is graded using customized on-screen templates. From these templates and other data, NiceUniverse generates detailed reports, statistics and graphs to help identify training requirements and set relevant benchmarks for contact center agents.

         NiceUniverse was initially introduced in two versions, one for the low-end and mid-range markets, and the other for the high-end market. In September of 1998, we identified that the mid-range version was not meeting market requirements, in particular the need for a migration path to the high-end version at a later date. Accordingly, we ceased production of the mid-range version as a stand-alone solution, and proceeded to develop a new low-end/mid-range solution that was based on, and upgradeable to, the high-end version. This decision, and the likely impact on our profits, was announced to the public on September 24, 1998, and was the subject of certain class action lawsuits, all of which were dismissed in March 2001. For a description of these class actions and the subsequent dismissal, please see "Item 8, Financial Information - Legal Proceedings," below.

         NiceAdvantage introduced in 2000, is a new platform that provides an integrated recording and quality monitoring solution for mid-size call centers.

         Markets

         The market for digital recording and quality management products has experienced steady growth in recent years as a result of the increase in the use of telephones to obtain information, to initiate business and consumer contacts, to provide services such as banking and insurance, and to sell products through contact centers.

         Users of our voice recording, monitoring, and quality management systems include contact centers, such as telemarketing, telebanking and teleinsurance; financial institutions, such as brokerage and trading houses; public safety and transportation agencies, such as police, fire and ambulance departments; ATC centers; and intelligence agencies.

         Financial Institutions. Financial institutions conduct a substantial portion of their business over the telephone and are increasingly relying upon their ability to record, store and retrieve voice data of transactions in a timely, reliable and efficient manner. Brokers and dealers record and store recordings of transactions to provide back-up and verification of such transactions and to guard against risks posed by lost or misinterpreted voice communications. Some of the financial institutions using NiceLog systems include ABN AMRO Bank, Chase Manhattan Bank, Citibank, Bank of America, Deutsche Bank, Dresdner Bank, First Chicago NBD and the Sydney Futures Exchange and others.

         Contact Centers. Businesses and other organizations are increasingly using dedicated centers for processing and managing high volumes of incoming and outgoing customer telephone traffic. Contact centers have been used extensively in such fields as credit card and consumer collections, telebanking, teleinsurance, catalog sales, telemarketing and customer service. In these contact centers, activities such as placing and receiving telephone calls are linked to the computer functions of database management to capture, store and report relevant customer information. Typically, the contact center is the primary "hub" within an organization for placing or receiving a large volume of customer calls. Customer service representatives are the contact center's workforce responsible for talking with customers about subjects including reservations, product information, account information, and problem resolution. As the importance of the contact center has increased and as more functions and capabilities have been combined, a parallel industry has emerged. This industry creates and supports the systems, software and services that are designed to make these contact centers efficient, effective and well matched to the broader corporate mission of the enterprise. The contact center market, particularly in the United States, has been increasingly using continuous and random voice recording systems to enable storage of the details of telephone orders and other transactions, supervision of contact center operators and campaigns, and evaluation of salespersons' efficiency, customer service and training. Users of the NiceLog system in this market include Addison Lee, Banque Directe, British Gas, Halifax Direct, The Montana Power Company, Thomas Cook, Vodafone Connect and Yorkshire Electricity. Users of our NiceUniverse quality management system include APAC Customer Services, Arch Communications, Boston Communications, Electric Insurance Company, and TeleTech Holdings.

         Air Traffic Control Sites. The ATC market is a traditional user of voice recording systems due to mandatory requirements for the recording of voice communications and radio transmissions. Air traffic has increased over the last decade and, as a result, the need for advanced voice recording systems has increased and is expected to continue to increase. ATC centers are evaluating the need to upgrade their voice communications recording and archiving systems by installing digital voice loggers. NiceLog was selected by the FAA as the voice recording system to be installed in up to 800 ATC centers in the United States. NiceLog has also been selected by ICAO and other ATC authorities in Austria, Canada, China, Croatia, Cyprus, Finland, Germany, Hong Kong, Hungary, Kazakhstan, Iceland, Israel, Japan, the Maldive Islands, the Netherlands, Norway, Poland, Romania, Switzerland and Turkey.

         Public Safety and Transport Agencies. In many countries, public safety agencies, including police and fire departments and hospital emergency rooms, are obligated to use voice recording systems to record and store voice communications. Additionally, large railway networks and transportation fleets rely heavily on the ability to provide prompt response to large amounts of verbal instructions. Public safety and transport agencies have been traditional users of analog recording systems and currently, particularly in the United States, intend to upgrade their systems as well as to provide services to a wider territory while maintaining centralized control. Users of NiceLog in the public safety market include fire departments in Israel, Spain and the United States (Palm Beach); police departments in Israel, Italy, the Netherlands, Switzerland and the United States (Elmsford and Palm Beach); Shahal Ambulance Service in Israel; and Denver Dispatch in the United States. Users of NiceLog in the transport market include Austrian Railways; and the National Railway of Finland.

         Intelligence Agencies. Law enforcement and intelligence agencies collect large amounts of information in various media for analysis and evaluation, although only a small portion of that information is valuable. Intelligence agencies require sophisticated voice recording systems that enable the recording, retrieval and processing of the information gathered for purposes of analysis and evaluation. Users who have installed NiceLog systems either as stand alone systems or in combination with other systems include intelligence agencies in more than ten countries.

Digital Video Recording Systems

         Products

         NiceVision is a state-of-the-art digital video and audio recording system that provides continuous closed circuit television, or CCTV, recording, archiving, and debriefing capabilities that meet the needs of today's demanding security environment, including central banks, Fortune 500 companies, transportation, prisons, and casinos. We have patents pending in the U.S. with regard to certain technology embedded in this product. The U.S. application was recently allowed by the U.S. Patent and Trademark Office.

         Our NiceVision product line consists of the NiceVision Pro, a premium solution designed for high-end applications including real-time casino environments and transportation security needs and the NiceVision Harmony, a mid-range digital video recording solution.

         Markets

         The market for digital video recording is just unfolding as CCTV applications shift from traditional analog recorders to digital recorders. Users of our video recording systems include correctional facilities, banks, telecommunication data-center hosting centers, retail, casinos, transportation and city centers.

         We have a dedicated sales organization for the CCTV digital video recording systems (NiceVision). We are using a chain of dealers and security systems integrators for the sales, installation and support of our solutions. Most of our organization is focusing on the U.S. market, and we have also focused on the European market through a team in the U.K. and Israel.

         In 2001, we launched NiceEye solution for a new segment - the providers of security solutions, such as telecommunication companies service providers and security service providers. NiceEye is a digital recoding platform that enables service providers to offer a recording service through a server farm, which is based on the internet and links IP digital cameras and recording over the network. We believe the NiceEye solution is particularly appealing to organizations with many small sites (low number of cameras) and service providers who offer services for these organizations. We are currently in the process of integrating our NiceEye solution with our NiceVision products.

Communications Intelligence Systems

         Products and Markets

         As many governments continue to reduce military spending, emphasis has generally been placed on investing in technologically advanced intelligence systems that provide strategic advantages by locating and monitoring the movements of opposing forces for early warning purposes. COMINT systems detect electromagnetic transmission signals of opposing forces and use this information in order to locate and monitor the positions of such forces and to analyze the content of the transmitted signals. As the use of the electromagnetic spectrum becomes increasingly sophisticated, COMINT systems need to be able to operate over wider frequency ranges, handle numerous communications networks and process and analyze signals of very short duration.

         We develop, design, manufacture and market COMINT systems, which are used primarily for spectrum monitoring, signal tracing and direction finding applications. Our COMINT systems can be installed on a wide range of platforms, including mobile and fixed ground installations as well as aboard airplanes and ships. Users of our COMINT systems include government agencies, primarily intelligence gathering organizations. These systems are tailored to the specific requirements of users. In addition, our COMINT systems may be used, in the future, by ATC centers in order to detect the direction of aircraft and for spectrum surveillance for commercial applications such as locating the unauthorized use of frequencies.

         Our principal COMINT system is the CDF 1500, which is a powerful spectral surveillance and direction finding system that operates in the 1.5-1200 MHz frequency range and enables users to detect, locate and monitor transmitted communications signals. The NiceFix system is based on proprietary processing elements utilizing advanced DSP technologies, state of the art digital communications technologies and a sophisticated antenna array. Additionally, we are currently developing products based on wide band receiver technology and software radio digital processing platforms. The NiceFix system is often combined with our voice recording system, enabling the monitoring of detected transmissions as well as storage and retrieval of the transmitted data. As a result, our COMINT systems provide users with the capability of archiving large volumes of recorded information and applying sophisticated database management for automatic retrieval and analysis.

         The NiceFix system employs a direction finding sensor which is a subsystem that provides the basic detection and direction finding capability. NiceFix can provide the angle to the transmitting object when using a single sensor, or the area (known as "fixing") of the transmitting object when using two or more sensors. In a typical application of a single sensor system, the sensor scans a frequency band looking for active transmissions and measures the direction angle relative to the sensor location. The sensor then reports the measured data to the host system. In a NiceFix system that integrates several sensors and workstations, the sensors are interconnected using a wide area network and are controlled by workstations located in the control center. Having several sensors located at different sites each measuring the direction angle of the transmitted signal enables calculation of the area of the transmitting object using the triangulation algorithm. The control workstation is equipped with a graphic user interface that displays on a map the area of the transmitting object. This information can be stored and processed on the workstation's hard disk, thereby enabling retrieval of all direction finding data, and relevant transmitted communications. Our COMINT systems' modular approach, open system architecture and use of commercial off the shelf, or COTS, elements enable us to cost effectively tailor the interfaces and other features of the system to address the highly specialized needs of individual users.

         A single sensor DF (Direction Finder) system is typically used by intelligence agencies in order to detect and measure the direction of transmission signals. Such system may also be used by ATC centers where aircraft direction is provided by measuring the direction of the aircraft communications signal. This data is then used by the control tower operator to direct the aircraft. Multisensor DF systems are typically sold to governments as part of comprehensive COMINT systems. To date, our DF systems are being used by more than ten governments.

Sales and Marketing

         We market, distribute and service our CEM products worldwide primarily through independent dealers that predominantly specialize in the voice recording market and call center market, as well as through our own sales and technical support force in the United States, Canada, Germany, the United Kingdom, France, Hong Kong and Israel. Most of the sales made by our sales force are made to our dealers, who then install the systems and provide day-to-day support to end-users. In addition, we have established marketing, sales and support arrangements with leading suppliers of complementary products such as IPC and Etrali, two leading suppliers of telephony switching equipment to financial institutions and trading rooms. These companies market and distribute our products to their customers either as stand-alone systems or as integrated components of their own systems. We have also entered into global distribution agreements with respect to our CEM products with Avaya Inc. (formerly the Enterprise Network Group of Lucent Technologies), Siemens, Alcatel and Philips. Additionally, we participate in an alliance program with Aspect to promote the compatibility of the NiceLog system with Aspect's automatic call distribution systems through Aspect's marketing materials.

         We have a dedicated sales organization for the CCTV digital video recording systems (NiceVision). We are using a chain of dealers and security systems integrators for the sales, installation and support of our solutions. Most of our organization is focusing on the U.S. market, and we have also focused on the European market through a team in the U.K. and Israel.

         In the ATC market, we have been awarded contracts for installation of NiceLog systems on the basis of bids submitted to ATC authorities by Denro and others that incorporated NiceLog as the voice recording system as part of their proposal. Pursuant to an agreement dated August 1995 between the FAA and Denro, NiceLog was selected as the voice recording system to be installed in various ATC centers in the United States. The NiceLog cards (including software) are provided to Denro by us and are being assembled and installed by Denro. During the initial two-year period of the Denro agreement, NiceLog was installed in approximately 180 ATC centers. The FAA subsequently extended the Denro agreement for an additional two-year period by exercising the first of its three options for the purchase and installation of additional NiceLog systems; the two options remaining are for extensions of two years and one year, respectively. If both such remaining options are exercised, NiceLog may be installed in approximately 850 additional ATC centers in the United States. Through May 31, 2002, NiceLog had been installed in over 400 ATC centers in the United States. In addition, NiceLog has been selected as the voice recording system to be installed in ATC sites in Austria, China, Croatia, Cyprus, Finland, Germany, Hong Kong, Hungary, Kazakhstan, Iceland, Israel, Japan, the Maldive Islands, the Netherlands, Norway, Poland, Romania, Switzerland and Turkey.

         We have dedicated substantial marketing, scientific and engineering resources to the target market for our COMINT systems, permitting us to respond quickly and effectively to customer requests, to provide cost-effective product customization and, in many instances, to anticipate the requirements of our potential customers for product design and special features. We market our COMINT systems worldwide through system integrators as well as through our direct sales force, and plan to market our COMINT systems, where appropriate, through our direct sales force. We sell standard systems to Systems Houses such as Elta Electronics Ltd. as well as custom-made systems tailored to the specific needs of their respective customers. These companies market and distribute our product primarily to foreign governments and governmental agencies as integrated components of their sophisticated intelligence systems. Our relationships with the Systems' Houses allow us to take advantage of both their strengths in selling integrated communication intelligence and electronics systems to governments

         We have in the past received participations from the Government of Israel, through the Fund for the Encouragement of Marketing Activities. While we received $437,000 from this fund in 1997, because of a restructuring of the fund's participation program, which is now aimed exclusively at smaller organizations, and our recent growth, we did not qualify for such grants in 1998, 1999, 2000 and 2001 and do not currently expect to qualify for such grants for 2002 or for subsequent years. Such payments require that, if and when export sales from Israel exceed a predetermined base of historical export sales, a royalty of 3% of the increase in export sales must generally be paid, up to the amount of the dollar-linked grant obtained.

Manufacturing and Source of Supplies

         Our products are built in accordance with industry standard infrastructure and are PC compatible. The hardware elements in our products are based primarily on standard commercial off the shelf components and utilize proprietary in-house developed circuit cards and algorithms and digital processing techniques and software.

         We purchase standard components from suppliers and subcontractors. Our manufacturing operations consist primarily of final assembly and testing of components and subassemblies. In the past, we manufactured our CTI and NiceVision products in our facility in Ra'anana, Israel and our COMINT and Special NiceLog systems in our facilities in Ra'anana and Sunnyvale, California.

         During the first quarter of 2002, however, we implemented a manufacturing agreement with Flextronics Israel Ltd., a global electronics manufacturing services (EMS) company. Under this agreement Flextronics is providing us with a turnkey manufacturing solution from order receipt to product shipment including purchasing, manufacturing, testing and configuration. This agreement currently covers our entire voice recording family of products including NiceLog(R), NiceCLS(TM), NiceUniverse(R), NICE Screen, and NiceCall(R) Focus. We believe this outsourcing agreement provides us with a number of cost advantages due to Flextronic's large scale purchasing power, and greater supply chain flexibility. We expect to complete the transfer to Flextronics of the production for all our products during the second half of 2002.

         Several components and subassemblies used by us in our existing products are purchased from a limited number of suppliers. However, we believe that we can obtain alternative sources of supply in the event that such suppliers are unable to meet our requirements in a timely manner. In addition, we generally maintain an inventory of components and sub-assemblies to limit the potential for interruption.

         Quality control is conducted at various stages, both at the subcontractors' facilities and at our facilities. To ensure quality at the subcontractor level, we have a program in place to qualify its suppliers. After the CTI and COMINT systems are completely assembled, we conduct a final inspection, which includes testing of each system. We generate reports to monitor our operations, including statistical reports that track the performance of our NiceLog system from initial inspection to shipment.

         Our manufacturing operation has qualified for and received the ISO-9002 quality standard for all of our products. Additionally, our COMINT systems are qualified for and have received the ISO-9001 quality standard.

Service and Support

         We have focused on building a strong service and support organization for our CTI and NiceVision systems. Our dealers, as well as other telecommunications companies that market our products, are primarily responsible for supporting the day-to-day requirements of the end-users , while we provide technical support to such dealers and partners . In order to support our direct customers, we established three regional support centers, with the largest of which in Denver, Colorado to support our U.S. customers, as well as one in Hong-Kong to support APAC customers, dealers and partners and one in the UK, to support EMEA customers, dealers and partners. We maintain at our headquarters a staff of highly skilled customer service engineers that offer support to our dealers or partners that offer direct support to our customers. These service engineers, as well as additional service engineers located in our offices in the United States, EMEA and APAC provide first class field services and support worldwide. We maintain regular training sessions for our dealers and installation support as well.

         Our systems are generally sold with a warranty, the term of which is usually one year after shipment. Longer warranty periods are applicable to sales in certain international and government markets. Extended warranty and service coverage is provided in certain instances and is usually made available to customers through our distributors on a contractual basis for an additional charge. After the expiration of the warranty period, customers may purchase a renewable maintenance agreement from our dealers or, in certain instances, directly from us. The maintenance agreements generally provide for maintenance, upgrades of standard system software and on-site repair or replacement.

         Due to the nature of the end-user market for our COMINT systems and their marketing channels, we are not ordinarily required to provide for their service and support. Such end-users normally maintain their COMINT systems with their own personnel.

Research and Development

         We believe that the development of new products and the enhancement of existing products are essential to our future success. Therefore, we intend to continue to devote substantial resources to research and new product development, and to continuously improve our systems and manufacturing processes in order to reduce the cost of our products. Our research and development efforts have been financed through our internal funds and programs sponsored through the Government of Israel. We believe our research and development effort has been an important factor in establishing and maintaining our competitive position. Expenditures on research and development in 1999, 2000 and 2001 were approximately $15.2 million, $25.4 million and $26.0 million, respectively, of which approximately $0.3 million, $1.2 million and $1.4 million, respectively, were derived from third-party funding, and $2.6 million, $4.7 million and $5.4 million, respectively, were capitalized computer software costs.

         As of January 1, 1999, we have been qualified to participate in an Israeli government-aided consortium to develop generic technology relevant to the development of our wide band products, from which we received $240,000 in 1999. In 2000, we were qualified to participate in three additional Israeli government-aided consortiums for the development of generic technology related to our products, from which we received a total of $1,330,000. In 2001, we received a total of $1,318,000 and we anticipate receiving approximately $2,400,000 in 2002 from these plans.The generic technology plans are not subject to royalty payments.

         We are eligible to receive grants, constituting up to 66% of certain research and development expenses, from the Government of Israel, through the Office of the Chief Scientist, or OCS, for the development of products intended for export. Under the terms of the OCS participation, a royalty of 3% to 5% of the net sales of products developed in, and related services resulting from, a project funded by OCS generally is required to be paid beginning with the commencement of sales of such products and ending when 100% to 150% of the grant is repaid in New Israeli Shekels, or NIS, linked to the dollar. In 1999, 2000 and 2001, we incurred royalties on sales of such products in the amounts of approximately $395,000, $227,000 and $4,000, respectively. As of May 31, 2002, we have no further royalty obligations to the OCS. Terms of Israeli Government participations also require that the research and development be conducted by the applicant for the grant as specified in the application and that the manufacturing of products developed with government grants be performed in Israel, unless a special approval has been granted. Separate Israeli Government consent is required to transfer to third parties technologies developed through projects in which the government participates. Such restrictions, however, do not apply to exports from Israel of products developed with such technologies. From time to time the Government of Israel has revised its policies regarding the availability of grants, and there can be no assurance that the Government's support of research and development will continue.

Intellectual Property

         We currently rely on a combination of trade secret, patent, copyright and trademark law, together with non-disclosure and non-compete agreements, to establish and/or protect the technology used in our systems. We hold five issued U.S. Patents: No. 5,861,959 titled "Facsimile Long Term Storage and Retrieval System," No. 5,937,029 titled "Data Logging System Employing M[N + 1] Redundancy," No. 6,122,665 titled "Communication Management System" and No. 6,046,824 titled "CIF - Facsimile Long Term Storage and Retrieval System" And No. 6,330,025 titled "Digital Video Logging System" . We currently have 19 patent applications pending in the

U.S. and 18 patent applications pending in other countries. We believe that the improvement of existing products, and the development of new products are important in establishing and maintaining a competitive advantage. We believe that the value of our products is dependent upon our proprietary software and hardware continuing to be "trade secrets" or subject to copyright protection. We generally enter into non-disclosure and non-compete agreements with our employees and subcontractors. However, there can be no assurance that such measures will protect our technology, or that others will not develop a similar technology or use technology in products competitive with those offered by us. Although we believe that our products do not infringe upon the proprietary rights of third parties, there can be no assurance that one or more third parties will not make a contrary claim or that we will be successful in defending such claim.

         Although we believe that our products do not infringe upon the proprietary rights of third parties, we cannot assure you that one or more third parties will not make a contrary claim or that we will be successful in defending such claim. In June 2000, Dictaphone Corporation, one of our competitors, filed a patent infringement claim relating to certain technology embedded in some of our products. The claim is for damages, at the court's discretion and the enjoinment of any continued infringement of Dictaphone patents. In the court's discretion, the damages may be trebled and attorney fees awarded. We believe that this claim has no merit and we are vigorously defending it. We have received notification from our insurance company indicating that the claim is not covered by our insurance policy; however, our insurance company has agreed to reimburse for us all legal expenses that we are expending in defense of the claim while reserving its final decision on this matter until the final outcome of the litigation.

         In April 2002, we received an additional letter from Dictaphone stating that several of our products were using patents held by it and offering us a licensing arrangement for these patents. After a preliminary review of these products and the patents held by Dictaphone, we believe that none of the products infringe upon those patents; however, we are in the process of evaluating each of these patents carefully in order to formally respond to Dictaphone's letter.

         From time to time, we receive "cease and desist" letters claiming patent infringements, however, no formal claims or other actions have been filed with respect to such letters. We believe that none of these has merit. We cannot assure you, however, that we will be successful in defending the DictaPhone infringement claim or other claims, or that infringement claims or other claims, if asserted, will not have a material adverse effect on our business, financial condition or results of operations. Defending the infringement claim or other claims could involve substantial costs and diversion of management resources. In addition, to the extent we are not successful in defending such claims, we may be subject to injunctions with respect to the use or sale of certain of our products or to liabilities for damages and may be required to obtain licenses which may not be available on reasonable terms. We carry liability insurance in the amount of $10,000,000 overall, however, we cannot assure you that any of the infringement claims will be covered by the insurance, or that the amount of any individual claim or all claims in the aggregate will not exceed policy coverage limits.

         The product names and slogans: 3600 View, Agent@home, Executive Connect, Experience Your Customer, Lasting Loyalty, Listen Learn Lead, MEGACORDER, NICE (and design), NiceAdvantage, NICE Analyzer, NiceCall,

NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NiceSoft, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Secure Your Visionare trademarks of ours. Applications to register certain of these marks have been filed in certain countries, including Australia, Brazil, the European Union, Germany, Great Britain, Israel, Japan, Mexico, Argentina and the United States. Some of such applications have matured to registrations.

Regulation

         The export of certain defense products from Israel, such as our COMINT products, requires a permit from the Defense Sales and Exports branch of the Israeli Ministry of Defense (SIBAT). In 2001, less than 10.4% of our sales were subject to such permit requirements. Additionally, certain components of our COMINT systems are manufactured in the United States, requiring us to obtain a license from the United States government for the sale of such products. To date, we have encountered no difficulties in obtaining such licenses.

Competition

         The market for our CEM products is highly competitive and includes numerous products offering a broad range of features and capacities. As the market is still developing, we anticipate that a number of our existing and potential competitors will be introducing new and enhanced products. Some of our competitors in the digital voice recording and quality management for contact center agent monitoring businesses include Dictaphone Corporation, Thales Contact Solutions, Eyretel Ltd., Teknekron Infoswitch Corporation (now called e-talk), Witness Systems Inc. and Verint Systems Inc. (formerly Comverse Infosys), a subsidiary of Comverse Technology Inc.

         We believe that competition in the sale of our CEM products is based on a number of factors, including system performance and reliability, the ability to integrate with a variety of other computer and communications systems, marketing and distribution capacity, price and service and support. We believe that the wide range of features provided by the NiceLog system and related products, their wide connectivity and compatibility with telephone and computer networks and their ease of use create a competitive advantage to the NiceLog and such related products compared to other similar systems currently being offered on the market. There are several small competitors who have products that compete with our NiceVision products, however our main competitor in this market is Loronix Information Systems, Inc, a wholly owned subsidiary of Verint Systems Inc.

         We are aware of a limited number of manufacturers of systems for defense applications that compete with our COMINT systems such as Rhode & Schwartz, Tadiran Ltd. and Elta Electronic Industries Ltd. We believe that our COMINT systems offer high performance for relatively moderate price and therefore have a competitive advantage over other COMINT systems, which may require large expenditures by the customer.

Organizational Structure

         The following is a list of all of our significant subsidiaries, including the name, country of incorporation or residence, the proportion of our ownership interest in each and, if different, the proportion of voting power held by us.

                                                       Country of          Percentage of      Percentage of Voting
                                                    Incorporation or         Ownership      Power (if Different from
                                                        Residence             Interest         Ownership Interest)
Name of Subsidiary
--------------------------------------         -----------------------     --------------       ---------------
NICE Systems, Inc.                                    United States             100%                   --
NICE Systems GmbH                                        Germany                100%                   --
NICE Systems Canada Ltd.                                 Canada                 100%                   --
NICE CTI Systems UK Ltd.                             United Kingdom             100%                   --
STS Software Systems (1993) Ltd.                         Israel                 100%                   --
NICE CenterPoint Solutions, Inc.                      United States             100%                   --
NICE APAC Ltd.                                          Hong Kong               100%                   --
NiceEye BV                                             Netherlands              100%                   --
NiceEye Ltd.                                             Israel                 100%                   --


Property, Plants and Equipment

         Our executive offices and engineering, research and development and primary manufacturing operations are located in Ra'anana, Israel, where we occupy approximately 140,000 square feet of space, pursuant to a lease expiring in 2008. This lease may be terminated by us at any time from the year 2003, subject to certain conditions. The annual rent and maintenance fee for the facility is approximately $3.3 million linked to the changes in the U.S. consumer price index. We have various offices and other facilities in North America and in several other countries, as described below.

         Our North American facilities consist of:

         o Our North American headquarters in Rutherford, New Jersey, which occupy approximately 25,000 square feet with a monthly rental of approximately $57,000 We also have a new warehouse facility in Lyndhurst, New Jersey, which occupies approximately 6,000 square feet, with a monthly rental of approximately $5,000;

         o Our office in San Diego, California, which occupies approximately 6,250 square feet with a monthly rental of approximately $17,500.

         o Our office in Chicago, Illinois, which occupies approximately 3,000 square feet with a monthly rental of approximately $4,500;

         o Our offices in Denver, Colorado, which occupy approximately 42,000 square feet with a monthly rental of approximately $78,000;

         o Our office in New York City, New York, which occupies approximately 4,300 square feet with a monthly rental of approximately $10,000.

         Our international facilities consist of:

         o Our office in Germany, which occupies approximately 3,000 square feet with a monthly rental of approximately $3,200;

         o Our office in the United Kingdom, which occupies approximately 1,430 square feet, with a monthly rental of approximately $16,000; and

         o Our office in Hong Kong, which occupies approximately 3,100 square feet, with a monthly rental of approximately $10,000.

         We believe that our existing manufacturing and other facilities are adequate to meet our current and foreseeable needs.

Item 5.

 Operating and Financial Review and Prospects.

         The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ significantly from those projected in the forward-looking statements include, but are not limited to, those discussed below and elsewhere in this annual report particularly those described above under Item 3, "Key Information - Risk Factors."

         Our consolidated financial statements are stated in U.S. dollars and prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Our functional and reporting currency is the U.S. dollar, which is the currency of the primary economic environment in which our consolidated operations are conducted. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in currencies other than dollars (including NIS) are remeasured in dollars in accordance with the principles set forth in FASB Statement No. 52 -"Foreign Currency Translation."

Overview

         We develop, market and support integrated, scalable multimedia digital recording platforms, software applications and related professional services for business interaction management and security needs. Our products and solutions are used primarily in contact centers, trading floors, closed circuit television security installations, government programs and intelligence agencies and in the air traffic control, transportation and public safety markets.

         Our audio and screen recording products interface with telephone switches, turret systems, ACD and CTI servers of the world's leading telecommunications providers and our video/audio recording platforms can be easily integrated within existing network infrastructures and security systems. The development and marketing of software applications designed to enable our customers to analyze the recordings and their content for improved business performance continues to be a focal point of our strategy. Our software is also designed to be integrated with various third party software applications.

         Our products are sold primarily through a global network of telecommunications infrastructure dealers and distributors; a portion of product sales and most services are sold directly to end-users. One customer accounted for approximately 12%, 19%, and 16% of revenues in 2001, 2000 and 1999, respectively.

         In early 2001, with mounting evidence of an economic slowdown in the information technology and telecommunications sectors as well as the changing business dynamics, we conducted a comprehensive review of our strategy, products, organization and infrastructure. This review culminated in the restructuring of our global operations, including a phased reduction of approximately 340 of our 1,110 employees, consolidation of our field facilities in North America, expanding our local presence in Europe and Asia, and various other actions aimed at focusing on our core markets, products and competencies. In the event that we redefine our strategic direction and/or difficult economic conditions continue to prevail, we may be required to implement further restructuring measures. We are not currently able to determine whether or to what extent such circumstances may continue or worsen.

Critical Accounting Policies

         Our consolidated financial statements have been prepared in accordance with U.S. GAAP. A discussion of the significant accounting principles which we follow in preparing our financial statements is set forth in Note 2 to our consolidated financial statements included elsewhere in this annual report. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are those that are both most important to the portrayal of our financial condition and results of operations and require our management's most difficult, subjective and complex judgments and estimates. Actual results may differ from these estimates under different assumptions or conditions.

         Revenue recognition. Revenue related to sales of our products is generally recognized when persuasive evidence of an agreement exists; the product has been delivered and title and risk of loss have passed to the buyer; the sales price is fixed and determinable, no further obligations exist, and collectibility is probable. Arrangements under which a distributor is obligated to pay only as and if sales are made to end-users are accounted for as consignment sales.

         Revenue from services, which include installation, project management, training, and time and material support, are recognized as the services are performed. Maintenance revenue is recognized ratably over the term of the maintenance obligation.

         When transactions involve multiple elements, revenue is allocated to element based on Vendor Specific Objective Evidence, or VSOE, of the relative fair values of each element in the arrangement, according to the residual method as prescribed in SOP 98-9 "Modification of SOP 97-2, Software Recognition With Respect to Certain Transactions". Our VSOE used to allocate the sales price to support services and maintenance is based on the price charged when these elements are sold separately.

         We record a provision for estimated sales returns and allowances on product sales in the same period as the related revenues are recorded. We base these estimates on historical sales returns and other known factors. Actual returns could be different from our estimates and current provisions for sales returns and allowances may need to be increased.

         Revenues from fixed-price contracts that require significant customization are recognized using the percentage-of-completion method generally on the basis of value added and results achieved out of the completeness of the product as a whole.

         Allowance for doubtful accounts. We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us, we record a specific allowance against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize allowances for doubtful accounts based on the length of time the receivables are past due and our historical experience. If the financial condition of one of our significant customers or our customers in general should deteriorate, additional allowances may be required.

         Inventory valuation. At each balance sheet date, we evaluate our ending inventories for excess quantities and obsolescence. This evaluation includes analyses of sales levels by product and projections of future demand. In addition, we write off inventories that are considered obsolete. Remaining inventory balances are adjusted to the lower of cost or market value. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of sales in the period the revision is made.

         Impairment of long-lived assets. We routinely consider whether indicators of impairment of long-lived assets and certain identifiable intangible assets are present. If such indicators are present, an impairment loss would be recognized if the sum of the estimated future undiscounted cash flows expected to result from the use of the asset is less than its carrying amount. We use fair value in determining the amount of impairment loss that should be recorded. We may incur impairment losses in future periods if factors influencing our estimates change.

         In July 2001, the Financial Accounting Standards Board issued SFAS No. 142 "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and intangible assets with indefinite lives will no longer be amortized, but rather reviewed for impairment on a periodic basis. We will adopt the provisions of this Statement effective January 1, 2002. This Statement is required to be applied to all goodwill and other intangible assets recognized in our financial statements at such date. Impairment losses for goodwill and certain intangible assets that arise due to the initial application of this Statement are to be reported as resulting from a change in accounting principle. We have not yet completed an analysis of the potential impact upon adoption of the impairment tests of goodwill and certain intangible assets, however, amortization of existing goodwill and certain intangibles will cease upon adoption.

         Deferred income taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We have considered future taxable income and prudent and feasible tax planning strategies in determining the need for a valuation allowance. Our current valuation allowance covers the tax benefit from net operating losses and reserves and allowances. When these tax benefits are reasonably determined to be realizable, the valuation allowance will be reversed and credited to earnings in the period that such determination is made.

         Contingencies. From time to time, we are defendant or plaintiff in various legal actions, which arise in the normal course of business. We are also a defendant in a class action and intellectual property infringement actions. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required for these contingencies, if any, which would be charged to earnings, is made after careful and considered analysis of each individual action together with our legal advisors. The required reserves may change in the future due to new developments in each matter or changes in circumstances, such as a change in settlement strategy. A change in the required reserves would effect our earnings in the period the change is made.

Operating Results

         The following table sets forth for the periods indicated certain line items from our statement of operations as a percentage of our total revenues:

                                                                               Year Ended December 31,
                                                                         -----------------------------------
                                                                            1999        2000        2001

       Revenues..........................................................  100.0%      100.0%      100.0%
       Cost of revenues..................................................   41.8        48.0        58.0
       Gross profit......................................................   58.2        52.0        42.0
       Operating expenses
            Research and development expenses, net.......................   10.5        12.7        15.1
            Selling and marketing expenses...............................   22.0        23.1        27.6
            General and administrative expenses..........................   16.0        18.5        21.4
            Restructuring charges........................................    0.0         0.0        11.5
            Other special charges........................................    4.4         4.4         0.0
            Amortization of acquired intangibles.........................
       Total operating expenses..........................................   53.1        59.3        78.3
       Operating income (loss)...........................................    5.1        (7.3)      (36.3)
       Financial income, net.............................................    4.1         4.0         3.3
       Other income (expense), net.......................................    0.0         0.0        (3.8)
       Income (loss) before taxes on income..............................    9.2        (3.3)      (36.8)
       Taxes on income...................................................    0.1         0.2         0.2
       Net income (loss).................................................    9.1        (3.5)      (37.0)


Year Ended December 31, 2001 Compared to Years Ended December 31, 2000 and 1999

         Revenues. Our revenues decreased to $127.1 million in 2001 from $153.2 million in 2000, and $117.4 million in 1999. The 17% decrease in revenues in 2001 was due primarily to the overall slowdown in technology spending combined with the impact, particularly in North America, of internal operational changes implemented in early 2001. Sales in North America declined 26% in 2001 (after increasing 40% in 2000). Sales in Europe (including Israel) decreased 14% and sales in the rest of the world rose 2% in 2001. On a product line basis, sales of our multimedia recording and quality management (CEM) products decreased 22% to $99.8 million in 2001 and represented 79% of total revenues; sales of digital video products declined 11% to $14.1 million and represented 11% of total revenues, and revenues from sales of COMINT systems increased 52% to $13.2 million and accounted for 10% of total revenues.

         The 30% increase in revenues in 2000 from the prior year was due mainly to a 25% increase in sales of our CEM products, particularly in North America, and the successful market introduction of the functionality-rich version of the NiceVision digital video recorder.

         Cost of revenues. Cost of revenues was $73.8 million in 2001 compared with $73.6 million in 2000 and $49.0 million in 1999. During 2000, we more than doubled the number of customer support staff who provide installation and technical support to our customers from about 100 at the start of the year to approximately 210 at the end of December 2000. Of the total, 37 support employees joined us as part of the December 2000 acquisition of the direct sales and customer support channel and service and maintenance agreements of our then largest distributor in North America, Stevens Communications, Inc.

         As a result, the increase in cost of revenues in 2001 was due primarily to the impact on an annual basis of the significant increase in the number of customer support employees and related costs without a commensurate increase in customer support revenue, which resulted in a substantial negative gross profit on customer support. This increase in customer support cost was only partly offset by lower sales volume and manufacturing labor costs. Going forward, we are focused on improving our pricing for customer support services and increasing revenue from the sale of maintenance contracts. The increase in cost of revenues in 2000, as compared with 1999, was due principally to higher sales volume, manufacturing labor costs, and inventory provisions.

         Gross profit. For the reasons mentioned above, gross profit was $53.3 million in 2001 compared with $79.6 million in 2000, and $68.4 million in 1999. Gross profit margin was 42.0%, 52.0% and 58.2% in 2001, 2000 and 1999, respectively.

         Research and development, net. Research and development expense, before capitalization of software development costs and grants, rose to $26.0 million in 2001 from $25.4 million in 2000, and $15.2 million in 1999 and represented 20.5%, 16.6% and 13.0% of revenues in 2001, 2000 and 1999, respectively. The level of spending reflects our efforts to continue to improve our long-term competitive position. In 2000, we increased the number of research and development staff by 24% in order to support the development of new or enhanced products for each of our product lines. In 2001, these efforts included major functionality improvements to our voice recording platforms and quality monitoring and contact center performance applications; as well as the market introduction of the NiceVision Pro high-end video recording platform and the NiceTrack telecommunications monitoring solution. The increase in gross research and development expense in both 2001 and 2000 resulted from the overall average higher level of research and development staff.

         Software development costs capitalized were $5.4 million in 2001 compared with $4.7 million in 2000, and $2.6 million in 1999. Net research and development expense decreased 2% in 2001 to $19.2 million from $19.5 million in 2000, and from $12.4 million in 1999. Amortization of capitalized software development costs, included in cost of revenues, was $2.8 million, $1.6 million and $1.1 million in 2001, 2000 and 1999, respectively.

         Selling and marketing expenses. Selling and marketing expenses were $35.0 million, $35.4 million and $25.8 million in 2001, 2000, and 1999, respectively. The decrease in selling and marketing expenses in 2001 was due principally to involuntary reductions in staff, lower revenue-related expenses and lower discretionary marketing outlays only partly offset by expansion of our sales and marketing infrastructure in Europe and Asia.

         The increase in selling and marketing expenses in 2000 was due mainly to the creation of separate and expanded sales and marketing infrastructures for our CEM, digital video and COMINT products and increased promotional activities related to the launch of the CEM concept.

         General and administrative expenses. General and administrative expenses were $27.1 million in 2001, $28.3 million in 2000 and $18.7 million in 1999. The decrease in 2001 was due primarily to the reduction in administrative staff and cost containment efforts. The increase in general and administrative expenses in 2000 was due mainly to increased personnel and related overhead, outlays for improvements to various management information systems, and an increase in the allowance for doubtful accounts receivable.

         Restructuring charges. As a result of the decline in general economic and business conditions in late 2000 and the changing competitive environment, we implemented a restructuring program in 2001 to better align our cost structure with the current business environment and to focus our resources on the highest potential growth areas of our business. As a result, we incurred a $14.6 million charge for restructuring costs in the first quarter of 2001.

         Our restructuring program included a 30% reduction in force across all business functions. Approximately 60% of such employees are or were based in Israel and the remainder were based in primarily in North America. The workforce reduction resulted in a charge of $9.6 million for termination benefits. We also consolidated our North American operations into two main facilities and eliminated excess field office space. The restructuring program included a charge of $1.9 million for lease terminations and estimated losses on subleases and $1.9 million for nonrecoverable investments in leasehold improvements and facility equipment. The restructuring program included exiting a product line acquired as part of the Dees transaction. As a result, a charge of $1.1 million, relating to the impairment of the associated goodwill was taken.

         The restructuring program was substantially completed by December 31, 2001 with the principal exception of employee terminations related to the completion of the outsourcing of manufacturing of our products. The expected cash impact of the total charge is $11.5 million of which $9.0 million was paid in 2001. Remaining cash expenditures relating to workforce reductions are expected to be substantially paid by mid-2002. Amounts relating to the consolidation of facilities will be paid over the respective lease terms mainly through 2003.

         Other special charges. In 2000, the Company recorded a charge of $6.8 million related to in-process research and development of software acquired in the CenterPoint Solutions, Inc. transaction for which technological feasibility had not yet been established and for which no alternative future use existed. In 1999, the Company recorded a charge of $5.2 million to write-off certain items, including in-process research and development of software, arising in the acquisition of STS Software Systems Ltd.

         Amortization of acquired intangibles. Amortization expense was $3.4 million, $0.9 million and $0.3 million in 2001, 2000 and 1999, respectively. The increase in 2001 is due mainly to the acquisition of certain assets of SCI.

         Financial income, net. Financial income, net decreased 31% to $4.3 million in 2001 after increasing 29% to $6.2 million in 2000 from $4.8 million in 1999. The decrease in 2001 reflects lower average cash balances and lower average interest rates in 2001 compared with 2000. The increase in 2000 is due primarily to higher average interest rates on investment balances. We expect that net financial income will decline in 2002 due principally to lower average market interest rates.

         Other income (expense), net. Other expense, net was $4.8 million in 2001 compared with other income, net of $53 thousand in 2000 and net other expense of $4 thousand in 1999. In 2001, we recorded a one-time $4.4 million charge following the settlement of a dispute with SCI relating to certain post-closing adjustments in connection with the acquisition by NICE.

         Net income (loss). Net loss was $46.8 million in 2001 compared with $5.3 million in 2000 and net income of $10.8 million in 1999. The decrease in 2001 and 2000 resulted primarily from the factors described above.

Quarterly Results

         The following table presents unaudited quarterly financial information for each of the four quarters in the year ended December 31, 2001. Such information has been prepared on the same basis as our consolidated financial statements.

                                                                           Quarter Ended
                                                 ---------------  ---------------  --------------  ----------------
                                                      March            June        September 30,       December
                                                    31, 2001         30, 2001           2001           31, 2001
                                                 ---------------  ---------------  --------------  ----------------
                                                                   (in thousands of U.S. dollars)
                                                 -------------------------------------------------------------------
Revenues.........................................      $ 25.1           $ 30.5         $ 33.8           $ 37.7
Gross profit.....................................         7.2             12.2           15.5             18.3
Research and development, net....................         5.4              4.8            4.6              4.4
Operating loss...................................        (29.9)           (8.8)          (5.0)            (2.3)
Net loss.........................................        (28.9)           (7.9)          (4.1)            (5.9)


         Our operating results may be subject to significant fluctuations in future periods. Our operating results for any particular quarter are not necessarily indicative of any future results. Our quarterly operating results may be subject to significant fluctuations due to various factors, including the length of the sale cycles, the timing and size of orders and shipments to customers, variations in distribution channels, mix of products, new product introductions, competitive pressures and general economic conditions.

Liquidity and Capital Resources

         We have historically financed our operations through cash generated from operations and sales of equity securities. Cash and cash equivalents and short and long-term investments were $89.0 million and $98.0 million at December 31, 2001 and 2000, respectively, a decrease of $9.0 million. Cash and cash equivalents increased $6.6 million and short and long-term investments decreased by $15.6 million.

         For 2001, cash provided by operations was $0.8. million, compared with cash used in operations of $2.1 million in 2000 and cash provided by operations of $19.6 million in 1999. The improvement in 2001 compared with 2000 was primarily attributable to an overall improvement in working capital associated with substantial reductions in accounts receivable and inventories largely offset by the $46.8 million loss incurred in the year. The decrease in cash from operations in 2000 compared with 1999 was due primarily to the net loss and increases in accounts receivable and inventories.

         Net cash provided by investing activities was $3.9 million in 2001. Net cash used in investing activities was $18.1 million and $35.1 million in 2000 and 1999, respectively. The increase in 2001 reflects lower capital expenditures and lower outlays for acquisitions. Capital expenditures were $7.6 million, $14.2 million and $10.1 million in 2001, 2000 and 1999, respectively. The capital expenditures in 2001 resulted from investment in a global ERP system and equipment for research and development purposes. As of December 31, 2001, we have no material commitment for capital expenditures.

         Net cash provided by financing activities (mainly net proceeds from the issuance of shares upon the exercise of stock options) was $1.9 million, $15.0 million and $10.3 million in 2001, 2000 and 1999, respectively, primarily as a result of stock options exercised. We have available for use short-term revolving lines of credit at a number of commercial banks totaling up to $30 million. There are no financial covenants associated with these credit lines. As of December 31, 2001, we had no amount outstanding on our lines of credit.

         We believe that based on our current operating forecast, the combination of existing working capital, expected cash flows from operations and available credit lines will be sufficient to finance our ongoing operations for the next twelve months. Depending upon our future growth, the success of our business initiatives and acquisition opportunities, we will consider from time to time various financing alternatives and may seek to raise additional capital to finance our strategic efforts through debt or equity financing or to enter into strategic arrangements.

Impact of Inflation and Currency Fluctuations

         The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the dollar. The inflation rate in Israel was 1.41% in 2001 as compared to 0% in 2000. At the same time, the devaluation of the NIS against the dollar was 9.28% in 2001 compared to a revaluation of 2.7% in 2000. The increase in the dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS, and constitute a substantial portion of our expenses.

Research and Development

         For a discussion of our research and development programs, including our related expenditures for the last three years, please see "Item 4, Information on the Company - Research and Development."

Trend Information

         We operate globally in a dynamic and changing environment that involves numerous risks and uncertainties. The following discussion of trend information includes a discussion of some, but not all, of those risks and uncertainties that could cause actual results and outcomes to differ materially from those contained in any forward-looking statement made by us or on our behalf.

         We are subject to the effects of general global economic and market conditions. Our operating results have been materially adversely affected as a result of recent unfavorable economic conditions and reduced information technology spending, particularly in the product segments in which we compete. During 2001, there was a decrease in demand for our type of products as customers delayed or reduced information technology expenditures. As a result of this decrease in demand for several of our products, we expect our services to represent a higher proportion of our revenues in 2002 than in previous years. In addition, we expect increased sales of our software applications in relation to sales of our products.

         During 2002, we plan to migrate towards the outsourcing of the manufacturing of all of our key products. We may experience delivery delays due the inability of the outsourcer to consistently meet our quality or delivery requirements. If this supplier or any other supplier were to cancel contracts or commitments with us or fail to meet the quality or delivery requirements needed to satisfy customer orders for our products, we could lose time-sensitive customer orders and have significantly decreased quarterly revenues and earnings, which would have a material adverse effect on our business, results of operations and financial condition.

         We have recently established a significant sales infrastructure in Hong Kong and the United Kingdom by relocating a significant portion of our Israel-based sales operations and by recruiting new managers and sales persons in order to bring about a growth in revenue. We expect continued growth, particularly in connection with the enhancement and expansion of our operations in Europe, the Middle East and Africa (EMEA) as well as in the Asia Pacific (APAC) region. However, we cannot assure you that our revenues will increase as a result of this relocation and expansion or that we will be able to recover the expenses we incurred in effecting the relocation and expansion. Our failure to effectively manage our expansion of our manufacturing, sales, marketing, service and support organizations could have a negative impact on our business.

         To accommodate our recent global expansion, we are implementing a variety of new or expanded business systems, procedures and controls. There can be no assurance that the implementation of such systems, procedures, controls and other internal systems can be completed successfully. If our growth continues, we will be required to hire and integrate new employees. There can be no assurance that we will be able to successfully recruit and integrate new employees. Competition for highly skilled employees, including sales, technical and management personnel, is high in the technology industry. Our failure to manage growth effectively, including our failure to attract talented employees or retain the services of key personnel, could have a material adverse effect on our results of operations and financial position.

         The sales cycle for our solutions is variable, typically ranging between a few weeks to several months from initial contact with the potential client to the signing of a contract. Occasionally sales require substantially more time. Delays in executing client contracts may affect our revenue and cause our operating results to vary widely. Any delays in payment or on the achievement of milestones may have a material adverse impact on our financial position.

         The operating results of many technology companies reflect seasonal trends, and we expect to be affected by such trends in the future. Although we have not experienced consistent seasonal fluctuations in operational results to date, we believe that it is likely that we will experience relatively higher revenues in the fourth quarter and relatively lower revenues in the first quarter due mainly to customers' annual purchasing and budgetary practices.

         As a high percentage of our expenses, particularly employee compensation, is relatively fixed, a variation in the level of sales, timing of the initiation, progress or completion of projects or engagements, especially at or near the end of any quarter, may have a material adverse impact on our quarterly operating results.

         The market for our products and related services, in general, is highly competitive. Additionally, some of our principal competitors have significantly greater resources than do we. Price reductions or declines in demand for our products and services, whether as a result of competition, weak economic conditions, market-related issues or technological change, would have a material adverse effect on our results of operations and financial position.

         Variations in our revenue and operating results could occur as a result of a number of other factors, such as the budgeting and purchasing practices of our customers, the length of the customer product evaluation process, the timing and cost of new product introductions and product enhancements, availability of components and the timing of any acquisitions and associated costs. Variations in sales channels, product costs or mix of products sold, changes in exchange rates and general economic conditions in our geographic areas of operations could also have a material adverse impact on operations and financial results.

         Additional factors that may cause actual results to differ materially from our expectations include our ability to manage expense levels, the continued financial strength of our customers, dealers and distributors, our ability to offer financing vehicles to our customers, our ability to manage accounts receivable, our ability to continuously develop, introduce and deliver commercially viable products, solutions and technologies, the market's rate of acceptance of the solutions we offer, our ability to keep pace with market and technology changes and to compete successfully and our ability to manage the competitive risks associated with the strategic alliances that we have entered into.

Taxation

         The regular rate of corporate tax to which Israeli companies are subject is 36%. However, the effective rate of tax of a company that is qualified under Israeli law as an "Industrial Company" (as referred to below) and that derives income from an "Approved Enterprise" (as referred to below) may be considerably lower.

         We currently qualify as an "Industrial Company" pursuant to the Law for the Encouragement of Industry (Taxes), 5729-1969 (the "Industry Law"). A company qualifies as an "Industrial Company" if it is resident in Israel and at least 90% of its income in a given tax year, determined in NIS (exclusive of income from certain specified sources), is derived from Industrial Enterprises owned by that company. An "Industrial Enterprise" is defined as an enterprise whose major activity in a particular tax year is industrial manufacturing activity. As an Industrial Company, we are entitled to certain tax benefits, including a deduction of 12.5% per annum of the purchase of patents or certain other intangible property rights and a deduction of 33% per annum of expenses incurred in connection with a public stock issuance. Please see Note 13 to our consolidated financial statements.

         Several of our production facilities and of our subsidiaries have been granted "Approved Enterprise" status under the Law for Encouragement of Capital Investments, 5719-1959 and consequently are eligible for certain tax benefits for the first several years in which they generate taxable income. We have elected to participate in the Alternative Benefits Program with respect to our current "Approved Enterprises." The income derived from our facilities that were granted "Approved Enterprise" status is exempt from income tax in Israel for four years commencing in the year in which the specific "Approved Enterprises" first generates taxable income. Following such four-year period, the "Approved Enterprises" are subject to corporate tax at a reduced rate of 10-25% (based on the percentage of foreign ownership in each taxable year) for the following six years. In 1997, we utilized all our tax loss carryforwards and the tax exemption period with respect to revenue derived from one of our "Approved Enterprises" commenced in 1997. The tax exemption period with respect to the revenue derived from another of our "Approved Enterprises" commenced in 1999. Pursuant to a recent amendment to applicable regulations in Israel, the tax exemption period for one of our "Approved Enterprises" and any future "Approved Enterprise" program will be two years, after which such "Approved Enterprise" will be subject to corporate tax at a reduced rate of 10-25% (based on the percentage of foreign ownership in each taxable year) for the following eight years. Please see Note 13 to our consolidated financial statements.

         In the event a company is operating under more than one approval or its capital investments are only partly approved, its effective tax rate is a weighted combination of the various applicable tax rates. Please see
Note 13 to our consolidated financial statements.

         Eligibility for benefits under the Industry Law is not contingent upon the approval of any Government agency. No assurance can be given that we will continue to qualify as an Industrial Company, or will be able to avail ourself of any benefits under the Industry Law in the future.

Item 6.

Directors, Senior Management and Employees.

Directors and Senior Management

         The following table sets forth, as of June 15, 2002, the name, age and position of each of our directors and executive officers:

     Name                             Age                      Position

Ron Gutler    (2)                      44     Chairman of the Board of Directors
Joseph Atsmon(2)                       53     Vice-Chairman of the Board of Directors
Leora  Meridor(1)(2)(3)                55     Director
Dan Falk(1)(2)(3)                      57     Director
Rimon Ben-Shaoul                       57     Director
Joseph Dauber(1)                       67     Director
David Kostman                          37     Director
Dan Goldstein                          48     Director
Haim Shani                             45     President and Chief Executive Officer
Lauri Hanover                          42     Corporate Vice President and Chief Financial Officer
Ya'akov Huberman                       45     Corporate Vice President, Business Development
Dr. Rivi Sherman                       48     Corporate Vice President and Chief Technology Officer
Daphna Kedmi                           49     Corporate Vice President, General Counsel and Corporate  Secretary
Meni Gal                               48     Vice President, General Manager Global Operations and Human Resources
Yoav Zaltzman                          45     Corporate Vice President, Global Business Operations
Doron Eidelman                         47     Executive Vice President, President of Security Division
Mordekhay Dor-On                       60     Vice President, General Manager ISS Division
Eytan Bar                              36     Vice President,Co-General Manager CEM Product Division
Lior Arussy                            35     Corporate Vice President-- Global Marketing and Co-General Manager CEM
                                              Product Division
Dr. Shlomo Shamir                      55     President and Chief Executive Officer of NICE Systems Inc.
Eran Porat                             40     Corporate Controller

(1)  Member of the Audit Committee.
(2)  Member of the Investment and Balance Sheet Committee.
(3)  Outside Director.  See "--Outside Directors."

         Set forth below is a biographical summary of each of the above-named directors and executive officers of NICE.

         Ron Gutler has been a director of NICE since May 2001 and Chairman of the Board since May 2002. Mr. Gutler is currently the Chairman of Vitalgo Ltd., a real estate investment company, and also manages the Blue Border Horizon Fund, a $235 million global macro fund. Mr. Gutler is former director of Bankers Trust International and was elected to the Bankers Trust partnership in 1995. Mr. Gutler previously heading Bankers Trust's trading and sales activities in Asia, Latin America and emerging Europe. He has also established and headed the Israeli office of Bankers Trust (currently Deutsche Bank), from which resigned in June 1999. Mr. Gutler holds a bachelor's degree in economics and international relations and a master's degree in business administration, both from Hebrew University, Jerusalem.

         Joseph Atsmon has been a director of NICE since September 2001 and Vice-Chairman of the Board since May 2002. Mr. Atsmon currently serves as Chairman of Discretix Ltd. From 1995 until 2000, Mr. Atsmon served as CEO of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998. Mr. Atsmon had a twenty year career with Tadiran Ltd. In his last role at Tadiran Ltd., Mr. Atsmon served as Corporate VP for business development. Prior to that, he served as President of various military communications divisions. Mr. Atsmon received a B.Sc. in Electrical Engineering, suma cum laude, from the Technion, Israel Institute of Technology.

         Leora (Rubin) Meridor has been a director of NICE since January 2002. Since 2001, Ms. Meridor has been the Chairman of the Board of Bezeq International, Poalim Capital Markets and Walla Telecommunication. From 1996 to 2000, Ms. Meridor served as Senior Vice President, Head of the Credit and Risk Management Division of the First International Bank of Israel. Between 1983 and 1996 Ms. Meridor held various positions in the Bank of Israel, the last of which was Head of the Research Department. Ms. Meridor has held various teaching positions with the Hebrew University and holds a Bachelor's degree in mathematics and physics, a Master's degree in Mathematics and a PhD in Economics from the Hebrew University, Jerusalem. Ms. Meridor serves on several boards of directors Ms. qualifies as an Outside Director under Israeli law. See "--Outside Directors."

         Dan Falk has been a director of NICE since January 2002. Mr. Falk serves as the Chairman of the Board of Atara Technology Ventures Ltd. and is a member of the boards of directors of Orbotech Systems Ltd., Attunity Ltd., Orad Ltd., Netafim Ltd., Visionix Ltd., Ramdor Ltd., Medcon Ltd. and Advanced Vision Technology Ltd., all of which are Israeli companies. In1999 and 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V. From 1985 to 1999, Mr. Falk served in various positions in Orbotech Systems Ltd. the last of which were CFO and Executive Vice President .. From 1973 to 1985, he served in several executive positions in the Israel Discount Bank. Mr. Falk holds a Bachelor's degree in Economics and Political Science and a Master's degree in Business Administration from the Hebrew University, Jerusalem. As described above, Mr. Falk serves on the board of directors of a number of companies, both public and private and qualifies as an Outside Director under Israeli law. See "--Outside Directors."

         Rimon Ben-Shaoul has been a director of NICE since September 2001. Mr. Ben-Shaoul currently serves as co-Chairman, President, and CEO of Koonras Technologies Ltd. which he joined on February 1, 2001. Koonras Technologies Ltd. is a technology investment company controlled by Poalim Investments Ltd., a large Israeli holding company. Between 1997 and February 1, 2001, Mr. Ben-Shaoul was the President and CEO of Clal Industries and Investments Ltd., one of the largest holding companies in Israel with substantial holdings in the high tech industry. During that time, Mr. Ben-Shaoul also served as Chairman of the Board of Directors of Clal Electronics Industries Ltd., Scitex Corporation Ltd., and various other companies within the Clal Group. Mr. Ben-Shaoul also served as a director of ECI Telecom Ltd., Fundtech Ltd., Creo Products, Inc., Nova Measuring Instruments Ltd., and other public and private companies. From 1985 to 1997, Mr. Ben-Shaoul was President and CEO of Clal Insurance Company Ltd. and a director of the company and its various subsidiaries. Mr. Ben-Shaoul holds a bachelor's degree in economics and a master's degree in business administration, both from Tel-Aviv University.

         Joseph Dauber has been a director of NICE since April 2002. Mr. Dauber is currently Deputy Chairman of the Board of Managementand and joint Managing Director of Bank HaPoalim and is responsible for the commercial division of the bank. During the years 1994-1995 Mr Dauber served as Chairman of Poalim American Express and of the Isracard Group . He holds a Bachelor's degree in Economics and Statistics and an MBA ,both from the Hebrew University of Jerusalem.

         David Kostman has been a director of NICE since January 2000. Mr. Kostman is currently the Chief Operating Officer of VerticalNet, Inc. and of VerticalNet International, which he joined in June 2000. Prior thereto, Mr. Kostman was a Managing Director in the Investment Banking Division of Lehman Brothers Inc., which he joined in 1994. Mr. Kostman holds a bachelor's degree in law from Tel-Aviv University and a master's degree in business administration from INSEAD, France.

         Dan Goldstien has been a director of NICE since May 2001. Mr. Goldstein is the founder and current Chairman of the Board of the Formula Group (NASDAQ: FORTY), one of Israel's largest software and information technology group. Since its establishment in 1982, the Formula Group has grown to include 10 public companies and many private companies and operates in 37 countries. Mr. Goldstein holds a bachelor's degree in mathematics and computer science and a master's degree in business administration, both from Tel-Aviv University.

         Haim Shani has served as President and Chief Executive Officer of NICE since January 2001. Mr. Shani came to NICE from Applied Materials, Inc., where he served as General Manager in its Israeli office from 1998 to 2000, heading up the Process Diagnostic and Control (PDC) business group formed following the acquisition by Applied Materials of Opal Ltd. and Orbot Instruments, Ltd. Prior to joining Applied Materials, Mr. Shani held various management positions at Orbotech Ltd. From 1995 to 1998, he served as Corporate Vice President of Marketing and Business Development, from 1993 to 1995, he served as President of Orbotrch's subsidiary in Asia Pacific, based in Hong Kong and from 1992 to 1993, he served as President of Orbotech Europe, based in Brussels. From 1982 to 1992, Mr. Shani held various management positions at Scitex Corporation and IBM Israel. Mr. Shani holds a bachelor's degree in industrial and management engineering from the Technion - Israel Institute of Technology and a master's degree in business administration from INSEAD, France.

         Lauri Hanover has served as Corporate Vice President and Chief Financial Officer of NICE since December 2000. Ms. Hanover previously served as Executive Vice President and Chief Financial Officer of Sapiens International Corporation N.V. since March 1997. From 1984 to 1997, Ms. Hanover served in a variety of financial management positions, including Corporate Controller, at Scitex Corporation Ltd. Ms. Hanover holds a bachelor's degree in finance from the Wharton School of Business and a bachelor of arts degree from the College of Arts and Sciences, both of the University of Pennsylvania. Ms. Hanover also holds a master's degree in business administration from New York University.

         Ya'akov Huberman has served as Corporate Vice President, Business Development of NICE since January 2000. From 1998 to January 2000, Mr. Huberman served as Vice President of Marketing for the Enterprise Internetworking Systems Group of Lucent Technologies Ltd. and from 1995 to 1998, he was Vice President of Global Marketing and Business Development for Lannet Data Communications Ltd., which was acquired by Lucent in 1998. Prior thereto, Mr. Huberman was the Managing Director of ServiceSoft Europe, a pan-European leading vendor of artificial intelligence and knowledge-based software for call center and customer service applications. Mr. Huberman holds a bachelor's degree in economics and business administration from the Leon Recanati Business school of Tel-Aviv University.

         Dr. Rivi Sherman has served as Chief Technology Officer of NICE since December 2001. From 1997 to 2001, she served as General Manager Advanced Products Development of Applied Materials (Israel). From 1989 to 1997, Dr. Sherman held several positions with Orbot Instruments , including Vice President, Wafer Inspection Product Line .Prior to that she conducted research in the area of distributed computing in the University of California. Dr. Sherman holds a bachelor's degree in Mathematics from the Tel Aviv University and a Master's degree and Ph.D in Computer Science from the Weizmann Institute of Science. Dr. Sherman has various publications and patents to her name.

         Daphna Kedmi has served as Corporate Vice President, General Counsel and Corporate Secretary of NICE since February 2000. From 1989 to December 1999, Ms. Kedmi served as General Counsel to Elisra Electronic Systems Ltd. and then to Tadiran Ltd., both of which are subsidiaries of Koor Industries Ltd. From 1979 through 1988, Ms. Kedmi was an attorney and then Deputy General Counsel within the legal Department of the Israel Ministry of Defense. Ms. Kedmi has a bachelor's degree in law from Tel-Aviv University and is a member of the Israeli Bar.

         Meni Gal has served as Corporate Vice President, Human Resources since January 2001 and as General Manager Global Operations of NICE since March 2002. Prior to joining NICE, Mr. Gal served as Director of Human Resources of Applied Materials Israel since 1999. From 1994 to 1999, Mr. Gal served as Senior Vice President of Human Resources for Strauss Company, an international food company. From 1986 to 1994, Mr. Gal held senior management positions in human resources at Tadiran Communications, a developer of communications technologies for the defense and military industries. Mr. Gal holds a bachelor's degree in education and Behavioral Sciences from Tel-Aviv University.

         Yoav Zaltzman has served as Corporate Vice President, Business Operations of NICE since May 2001. Prior to joining NICE, Mr. Zaltzman served as Senior Director of Sales for Applied Materials Israel since 1997. From 1994 to 1997, Mr. Zaltzman served as General Manager of Orbot Instruments in Europe, based in Brussels, which was acquired by Applied Materials in 1997. From 1987 to 1992, Mr. Zaltzman held various sales and marketing positions for Oracle in Israel. Mr. Zaltzman holds a bachelor's degree in Computer Sciences and a master's degree in business administration, both from Tel Aviv University.

         Doron Eidelman has served as Executive Vice President and President of the Security Group of NICE since May 2002. Previously, he was COO of AudioCodes, a telecommunications company. From 1992 to 2001, Mr. Eidelman was Executive Vice President and President of the Display Division of Orbotech and from 1987 to 1992, he held various positions in Optrotech, the last of which was Vice President. Mr.Eidelman served in an elite intelligence unit in the IDF and was awarded the prestigious Israel Defense Award .He holds a bachelor's degree in electronic engineering from the University of Tel Aviv and a master's degree in electronic engineering from the Technion-Israel Institute of Technology.

         Mordekhay Dor-On has served as Vice President, General Manager, ISS Division of NICE since 1995 and has been an employee of NICE since 1993. From 1987 to 1993, Mr. Dor-On served as Manager of Advanced Systems in Elta Electronics Ltd. From 1963 to 1987, Mr. Dor-On served in the IDF where he held various positions in an intelligence unit and retired with the rank of brigadier general. In 1973, Mr. Dor-On won the Israel Defense Award, Israel's Ministry of Defense's most prestigious research and development award. Mr. Dor-On has a bachelor's degree in electrical engineering from the Technion - Israel Institute of Technology.

         Eytan Bar has served as Vice President,Co-General Manager of the CEM products Division since January 2001. From 2000 to 2001, he was Vice President Professional Services and from 2001 to 2002, he served as Vice President R&D . Prior to joining NICE, Mr. Bar held several positions with the STS Group, including General Manager of STS Software Systems Ltd.

         Lior Arussy has served as CorporateVice President, Global Marketing of NICE since January 2001 and as Co-General manager of the CEM Product Division since November 2001. Mr. Arussy previously served as Director of Worldwide Marketing for Hewlett-Packard Company's Internet Security and Web Quality of Service Division since 1998. From 1996 to 1998, Mr. Arussy served as Vice President of Worldwide Sales for Finjan, Inc. Mr. Arussy holds a bachelor's degree in management and a masters degree in business administration from Case Western Reserve University in Cleveland, Ohio.

         Dr. Shlomo Shamir has served as President and Chief Executive Officer of NICE Systems Inc., NICE's wholly-owned subsidiary and corporate headquarters in North America, since April 2001. Dr. Shamir previously served as President and CEO of CreoScitex America, Inc. from 2000 to April 2001. From 1997 to 2000, Dr. Shamir served as President and CEO of Scitex America Corp. and from 1994 to 1997, he served as its Corporate Vice President of Operations. Prior to 1994, Dr. Shamir served in the IDF where he attained the rank of Brigadier General. Dr. Shamir also built and led the planning division in the IDF headquarters and served as Israel's military attache to Germany. Dr. Shamir holds a bachelor's degree in physics from the Technion - Israel Institute of Technology and masters of science and doctorate degrees in engineering and economic systems from Stanford University, California.

         Eran Porat has served as Corporate Controller of NICE since March 2000. From 1997 to February 2000, Mr. Porat served as Corporate Controller of Technomatics Technologies Ltd. From 1996 to 1997, he served as Corporate Controller of Nechushtan Elevators Ltd. Mr. Porat is a CPA and holds a bachelor's degree in economics and accounting from the University of Tel-Aviv.

Compensation

         The aggregate compensation paid to or accrued on behalf of all our directors and executive officers as a group (30 persons) during 2001 consisted of approximately $3.7 million, in salary, fees, bonus, commissions and directors' fees and $0.1 million in amounts set aside or accrued for to provide pension, retirement or similar benefits, but excluding amounts we expended for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

         During 2001, our officers and directors received, in the aggregate, options to purchase up to 257,000 ordinary shares under our 1995 Stock Option Plan. These options have an average exercise price of $13.85 and will expire 6 years after the date the options were granted. During 2001, our officers and directors received, in the aggregate, options to purchase up to 795,000 ordinary shares under our 2001 Stock Option Plan. These options have an average exercise price of $12.10 and will expire 6 years after the date the options were granted.

         Compensation and reimbursement for Outside Directors (as described below) is statutorily determined pursuant to the Israeli Companies Law, 5759-1999, or the Israeli Companies Law. The statutory rates for Outside Directors is approximately NIS 42,800 per annum and approximately NIS 1,650 per meeting. Compensation and reimbursement of all other directors who do not serve as officers are the same as the statutory rates paid to Outside Directors. Directors who serve as our officers do not receive any compensation for their services on our board of directors.

Board Practices

         Our articles of association provide that the number of directors serving on the board shall be not less than three but shall not exceed 13. Our directors, other than outside directors, are elected at the annual shareholders meeting to serve until the next annual meeting or until their earlier death, resignation, bankruptcy, incapacity or removal by an extraordinary resolution of the general shareholders meeting. Directors may be re-elected at each annual shareholders meeting. The board may appoint additional directors (whether to fill a vacancy or create new directorship) to serve until the next annual shareholders meeting, provided, however, that the board shall have no obligation to fill any vacancy unless the number of directors is less than three.

         The board may, subject to the provisions of the Israeli Companies Law, appoint a committee of the board and delegate to such committee all or any of the powers of the board as it deems appropriate. Notwithstanding the foregoing, the board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees. . The board has appointed an audit committee, as required under the Israeli Companies Law, that has three members, an investment and balance sheet committee that has four members, a compensation committee that has three members and a mergers and acquisitions committee that has four members

         Outside Directors

         Under the Israeli Companies Law of 1999, which became effective as of February 1, 2000 and supersedes most of the provisions of the Israeli Companies Ordinance [New Version], 1983, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two "outside" directors.

         To qualify as an outside director, an individual or his or her relative, partner, employer or any entity under his or her control, may not have as of the date of appointment as an outside director, and may not have had during the previous two years, any affiliation with the company, with any entity controlling the company on the date of the appointment or with any entity that is a controlling shareholder, on the date of the appointment or during the previous two years, is the company or an entity controlling the company. In general, the term "affiliation" includes:

         o    an employment relationship;
         o    a business or professional relationship
              maintained on a regular basis;
         o    control; and
         o    service as an office holder.

         No person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director.

         Outside directors are to be elected by a majority vote at a shareholders' meeting, provided that either:

         o the majority of shares voted at the meeting shall include at least one-third of the shares of non-controlling shareholders present at the meeting and voting on the matter(without taking into account the votes of the abstaining shareholders); or

         o the total number of shares of non-controlling shareholders voted against the election of the outside directors does not exceed one percent of the aggregate voting rights in the company.

         The term of an outside director will be three years and may be extended for an additional three years. Each committee of a company's board of directors which is empowered to exercise any of the board's powers is required to include at least one outside director. We intend to take all actions required for us to comply with the new Israeli Companies Law and its requirements for outside directors.

         Our outside directors were elected at a Special General Meeting held on December 26,2001.An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service as director of the company.

         Independent Directors

         We are also subject to the rules of the Nasdaq National Market applicable to listed companies. Nasdaq recently adopted more stringent audit committee rules, however, as a foreign issuer listed on Nasdaq prior to December 14, 1999, we are not required to comply with these new rules and continue to be subject only to the previous rules. Under the Nasdaq rules applicable to us, we are required to appoint a minimum of two independent directors. The independence standard under the Nasdaq rules excludes any person who is a current or former employee of a company or any of its affiliates, as well as any immediate family member of an executive officer of a company or any of its affiliates. At least two of our current directors meet the independence standard of the Nasdaq rules.

         Audit Committee

         The Israeli Companies Law requires public companies to appoint an audit committee. The role of the audit committee under the Israeli Companies Law is to examine flaws in the business management of the company in consultation with the internal auditors and the independent accountants, and to propose remedial measures to the board. The audit committee also reviews interested party transactions for approval as required by law. Under the Israeli Companies Law, an audit committee must consist of at least three directors, including all the outside directors. The chairman of the board of directors, any director employed by or otherwise providing services to the company on a regular basis, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee.

         In addition, under the Nasdaq rules applicable to us, we are required to maintain an audit committee, comprised of a majority of independent directors. The responsibilities of the audit committee under the Nasdaq rules include, among other things, evaluating the independence of a company's outside auditors. We intend to continue to take all actions as may be necessary for us to maintain our compliance with applicable Nasdaq requirements

         Internal Auditor

         Under the Israeli Companies Law, the board of directors must appoint an internal auditor, proposed by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company's activities comply with the law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may be an employee of the company but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company's independent accounting firm or its representative. We have appointed an internal auditor in accordance with the requirements of the Israeli Companies Law.

Employees

         At December 31, 2001, we had approximately 832 employees worldwide, which represented a decrease of 25% from year-end 2000.

         The following table sets forth the number of our full-time employees at the end of each of the last three fiscal years as well as the main category of activity and geographic location of such employees:

                                                                    At December 31,
           Category of Activity                        1999               2000              2001
           Operations..........................         133               160                90
           Customer Support....................         102               252                224
           Sales & Marketing...................         151               217                171
           Research & Development..............         301               326                232
           General & Administrative............         122               154                115
                Total..........................         809              1,109               832
                -----

           Geographic Location
           Israel..............................         608               738                543
           North America.......................         193               359                260
           Europe..............................          8                 12                 -
           France..............................          -                 -                  1
           Germany.............................          -                 -                  5
           United Kingdom......................          -                 -                 16
           Asia Pacific........................          -                 -                  7
                Total..........................         809              1,109               832
                -----

         We also utilize temporary employees in various activities. On average, we employed approximately 30 such temporary employees (not included in the numbers set forth above) during 2001.

         Our future success will depend in part upon our ability to attract and retain highly skilled and qualified personnel. Although competition for such personnel in Israel is generally intense, we believe that adequate personnel resources are currently available in Israel to meet our requirements.

         We are not a party to any collective bargaining agreement with our employees or with any labor organization. However, we are subject to certain labor related statutes, and to certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists' Association of Israel) that are applicable to our Israeli employees by order of the Israeli Ministry of Labor and Welfare. These statutes and provisions principally concern the length of the work day and the work week, minimum wages for workers, contributions to a pension fund, insurance for work-related accidents, determination of severance pay and other conditions of employment. Furthermore, pursuant to such provisions, the wages of most of our employees are automatically adjusted based on changes in the Israeli consumer price index, or CPI. The amount and frequency of these adjustments are modified from time to time.

         Israeli law generally requires the payment by employers of severance pay upon the death of an employee, his retirement or upon termination of employment by the employer without due cause. We currently fund our ongoing severance obligations by making monthly payments to approved severance funds or insurance policies. Please see Note 2(q) to our consolidated financial statements. In addition, according to the National Insurance Law, Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, an organization similar to the United States Social Security Administration. These contributions entitle the employees to benefits in periods of unemployment, work injury, maternity leave, disability, reserve military service and bankruptcy or winding-up of the employer. Since January 1, 1995, such amount also includes payments for national health insurance. The payments to the National Insurance Institute are equal to approximately 14.5% of an employee's wages (up to a specified amount), of which the employee contributes approximately 66% and the employer contributes approximately 34%.

         Employment Agreements

         We have employment agreements with our officers. Pursuant to these employment agreements, each party may terminate the employment for no cause by giving a 30, 60 or 90 day prior written notice (six months in the case of certain senior employees (e.g., directors who are also full-time employees)). In addition, we may terminate such agreement for cause with no prior notice. The agreements generally include non-compete and non-disclosure provisions. The agreements do not have fixed terms but provide for an annual evaluation of the officer's performance on the basis of which each agreement and its terms are considered for the following year.

Share Ownership

         As of May 31, 2002, our directors and executive officers beneficially owned an aggregate of 3,542 ordinary shares, or approximately 0.026% of our outstanding ordinary shares. Rimon Ben-Shaoul, one of our directors, is deemed to have beneficial ownership of 600,000 ordinary shares (approximately 4.4% of our outstanding ordinary shares) held by Koonras Technologies Ltd., of which he is the Co-Chairman of the Board, President and Chief Executive Officer. Other than Mr. Ben-Shaoul, no individual director or executive officer beneficially owns 1% or more of our outstanding ordinary shares.

         As of May 31, 2002, all of our directors and executive officers, in the aggregate, held options under our stock option plans to purchase up to 1,693,000 ordinary shares.

         The following is a description of each of our option plans, including the amount of options currently outstanding and the weighted average exercise price.

         On December 9, 1998, our board of directors decided to reduce the exercise price of all outstanding employee stock options having an original exercise price above $22.50, excluding options held by members of our board of directors. The amount of options that were repriced was 1,122,066 and the new exercise price was set at $22.50, the fair market value of the ordinary shares on such date. The original exercise price of these options ranged from $33.00 to $42.00.

         1995 Stock Option Plan

         In 1995, we adopted the NICE-Systems Ltd. 1995 Stock Option Plan, or 1995 Plan, to attract, motivate and retain talented employees by rewarding performance and encouraging behavior that will improve our profitability. Under the 1995 Plan, our employees and officers may be granted options to acquire our ordinary shares. The options to acquire ordinary shares are granted at an exercise price of not less than the fair market value of the ordinary shares on the date of the grant, subject to certain exceptions which may be determined by our board of directors. We have registered, through the filing of registration statements on Form S-8 with SEC under the Securities Act of 1933, 6,000,000 ADSs for issuance under the 1995 Plan.

         Under the terms of the 1995 Plan, 25% of each stock option granted becomes exercisable on each of the first, second, third and fourth anniversaries of the date of grant so long as the grantee is, subject to certain exceptions, employed by us at the date the stock option becomes exercisable. As of February 15, 2000, our board of directors adopted a resolution amending the exercise terms of the 1995 Plan whereby 25% of the stock options granted become exercisable on the first anniversary of the date of grant and 6.25% becomes exercisable once every quarter during the subsequent three years. Stock options expire six years after the date of grant. Stock options are non-transferable except upon the death of the grantee. When applicable, the options are held by, and registered in the name of, a trustee for a period of two years after the date of grant in accordance with Section 102 of the Israeli Income Tax Ordinance.

         The 1995 Plan is generally administered by our board of directors which determines the grantees under the 1995 Plan and the number of options to be granted. As of May 31, 2002, options to purchase 3,073,263 ordinary shares were outstanding under the 1995 Plan at a weighted average exercise price of $41.70.

         1997 Executive Share Option Plan

         In 1996, we adopted the NICE-Systems Ltd. 1997 Executive Share Option Plan, or 1997 Plan, to provide an incentive to our officers and to our directors who are also officers by enabling them to share in the future growth of our business. We have registered, through the filing of registration statements on Form S-8 with SEC under the Securities Act, 2,000,000 ADSs for issuance under the 1997 Plan.

         Under the terms of the 1997 Plan, stock options will be exercisable during a 60-day period ending four years after grant. Notwithstanding the foregoing, if our year-end earnings per share shall reach certain defined targets, 40% of such stock options shall become exercisable; if earnings per share shall reach certain higher defined targets, an additional 30% of such stock options shall become exercisable;

and if earnings per share shall reach certain higher defined targets, an additional 30% of such stock options shall become exercisable, provided that with respect to all of the above-referenced periods, our operating profit shall not be less than 10% of revenues and earnings per share shall exclude any non-recurring expenses related to mergers and acquisitions. Notwithstanding the foregoing, none of the stock options shall be exercisable before the expiration of two years from the date of issuance. When applicable, the options are held by, and registered in the name of, a trustee for a period of two years after the date of grant in accordance with Section 102 of the Israeli Income Tax Ordinance.

         The 1997 Plan is generally administered by our board of directors which determines the grantees under the 1997 Plan and the number of options to be granted. As of May 31, 2002, options to purchase 87,500 ordinary shares were outstanding under the 1997 Plan at a weighted average exercise price of $24.30.

         1999 Employee Stock Purchase Plan

         In 1999, we adopted the NICE-Systems Ltd. 1999 Employee Stock Purchase Plan, or ESPP, in order to provide an incentive to our employees and the employees of our subsidiaries by providing them with an opportunity to purchase our ordinary shares through accumulated payroll deductions, and thereby enable such persons to share in the future growth of our business. We have registered, through the filing of a registration statement on Form S-8 with SEC under the Securities Act, 500,000 ADSs for issuance under the ESPP.

         Under the terms of the ESPP, eligible employees (generally, all our employees and the employees of our eligible subsidiaries who are not directors or controlling shareholders) may, on January 1 and July 1 of each year in which the ESPP is in effect, elect to become participants in the ESPP for that six-month period by filing an agreement with us arranging for payroll deductions of between 2% and 10% of such employee's compensation for the relevant period. An employee's election to purchase ordinary shares under the ESPP is subject to his or her right to withdraw from the ESPP prior to exercise, six months after the offering date. The election price under the ESPP is 85% of the lowest price of our ordinary shares as quoted on the Nasdaq National Market on the commencement date of each offering period or on the semi-annual purchase date.

         2001 Stock Option Plan

         In 2001, we adopted the NICE-Systems Ltd. 2001 Stock Option Plan, or 2001 Plan, for the purpose of providing an incentive to certain employees, directors, officers and consultants options to acquire our ordinary shares in order to further the advancement our business. The options to acquire ordinary shares are granted at an exercise price equal to the closing price of our ADSs as quoted on the Nasdaq National Market on the most recent date prior to the date of the resolution of our board of directors to grant the option for which the price was quoted. We have registered, through the filing of a registration statement on Form S-8 with SEC under the Securities Act, 4,000,000 ADSs for issuance under the 2001 Plan.

         Under the terms of the 2001 Plan, one-third of the stock options granted became exercisable ten months after the date of grant and the remaining two-thirds will become exercisable on the first and second anniversaries of the first date of exercise so long as the grantee is, subject to certain exceptions, employed by us at the date the stock option becomes exercisable. The third portion of the options granted under this plan may be exercised at the end of the second anniversary of the first date of exercise if we meet a pre-tax profit target of 20%, as determined by our board of directors in its discretion. Unless otherwise determined by our board of directors as of the date of grant, stock options expire six years after the date of grant. Stock options are non-transferable except upon the death of the grantee. When applicable, the options are held by, and registered in the name of, a trustee for a period of two years after the date of grant in accordance with Section 102 of the Israeli Income Tax Ordinance.

         The 2001 Plan is generally administered by our board of directors which determines the grantees under the 2001 Plan and the number of options to be granted. As of May 31, 2002, options to purchase 2,683,024 ordinary shares were outstanding under the 2001 Plan at a weighted average exercise price of $12.10.

         2001 Stock Option Plan for Transitional Employees.

         In 2001, we adopted the NICE-Systems Ltd. 2001 Stock Option Plan for Transitional Employees, or 2001 Transitional Employees Plan, for the purpose of providing, during a period of transition during which we terminate or transfer certain of our activities, certain officers and other employees options to acquire our ordinary shares. The options to acquire ordinary shares are granted at an exercise price equal to the closing price of our ADSs as quoted on the Nasdaq National Market on the most recent date prior to the date of the resolution of our board of directors to grant the option for which the price was quoted. We have registered, through the filing of a registration statement on Form S-8 with SEC under the Securities Act, 200,000 ADSs for issuance under the 2001 Transitional Employees Plan.

         Under the terms of the 2001 Transitional Employees Plan, each stock option granted generally becomes exercisable upon the optionee's termination of employment in accordance with the optionee's termination agreement with us and will remain exercisable until the first to occur of the date which is six months following the date of such termination and the expiration of the stock option's term. Unless otherwise determined by our board of directors as of the date of grant, stock options expire on December 31, 2002. Stock options are non-transferable except upon the death of the grantee.

         The 2001 Transitional Employees Plan is generally administered by our board of directors which determines the grantees under the 2001 Transitional Employees Plan and the number of options to be granted. As of May 31, 2002, options to purchase 24,800 ordinary shares were outstanding under the 2001 Transitional Employees Plan at a weighted average exercise price of $12.10.

Item 7.   Major Shareholders and Related Party Transactions.
          -------------------------------------------------

Major Shareholders

         The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of May 31, 2002 with respect to each person known to us to be the beneficial owner of 5% or more of our outstanding ordinary shares. None of our major shareholders has any different voting rights than any other shareholder.

                                           -----------------------------------
                                                Shares Beneficially Owned
                                            --------------------------------
Name and Address                                 Number           Percent(1)
                                            ------------------    -----------
Bank Leumi
   24-32 Yehuda Halevi Street                    839,300             6.27%
   Tel-Aviv 65546, Israel(2)..............

---------------
(1) Based upon 13,391,108 ordinary shares issued and outstanding on May 31, 2002.

(2) Based upon the information contained in a report filed with the Tel Aviv Stock Exchange on June 13, 2002 by Bank Leumi. Bank Leumi holds the shares through several trust funds and provident funds.


         As of May 31, 2002, we had 161 ADS holders of record in the United States, holding approximately 41% of our outstanding ordinary shares, as reported by The Bank of New York, the depositary for our ADSs.

         To our knowledge, we are not directly or indirectly owned or controlled by another corporation or by any foreign government and there are no arrangements that might result in a change in control of our company.

Item 8.   Financial Information.

Consolidated Statements and Other Financial Information.

         See "Item 18. Financial Statements" and pages F-1 through F-39.

Legal Proceedings.

         We are not involved in any legal proceedings that we believe, individually or in the aggregate, will have a material adverse effect on our business, financial condition or results of operation, except as noted below.

The 1998 Securities Actions

         In September 1998, following our announcement that we were going to modify several of our product offerings for the low-end and mid-range market, various plaintiffs filed securities class action lawsuits against us and several of our present or former officers and directors. Those actions were consolidated into a single putative class action by a June 10,

1999 Order of the United States District Court for the District of New Jersey, and captioned In re Nice Systems, Ltd. Securities Litigation, No. 99-CV-1693 (AJL). A consolidated and amended class action complaint was filed on July 12, 1999.

         On January 24, 2000, following our motion to dismiss the action, the lead plaintiffs in the action were granted leave to file a further amended complaint, which the lead plaintiffs subsequently filed. In the second amended complaint, the lead plaintiffs alleged that the defendants violated Section 10(b) of the Exchange Act, 15 U.S.C. ss. 78j(b), and Rule 10b-5 promulgated thereunder. The lead plaintiffs also attempted to state a "control person" claim against the individual defendants under Section 20(a) of the Exchange Act, 15 U.S.C. ss. 78t(a). The lead plaintiffs essentially contended that we and the individual defendants knew that certain products had problems long before our September 1998 announcement, but misrepresented to investors, either affirmatively or through omissions, the capabilities and readiness of the products, their effect on our business and the value of our ADSs. The plaintiffs sought damages in an unspecified amount.

         On March 16, 2000, we and the individual defendants served a motion to dismiss the second amended complaint in its entirety, for failure to state a claim upon which relief could be granted and for failure to plead fraud with the requisite particularity. By Order dated March 9, 2001, our motion was granted and the 1998 securities action was dismissed with prejudice.

Dictaphone Patent Infringement Claim

         In June 2000, Dictaphone Corporation, one of our competitors, filed a patent infringement claim relating to certain technology embedded in some of our products. The claim is for damages, at the court's discretion and the enjoinment of any continued infringement of Dictaphone patents. In the court's discretion, the damages may be trebled and attorney fees awarded. We believe that this claim has no merit and we are vigorously defending it. We have received notification from our insurance company indicating that the claim is not covered by our insurance policy; however, our insurance company has agreed to reimburse for us all legal expenses that we are expending in defense of the claim while reserving its final decision on this matter until the final outcome of the litigation. We are currently in the process of discovery and at this preliminary stage, we cannot predict the outcome of the claim, nor can we make any estimate of the amount of damages, if any, for which we will be held responsible in the event of a negative conclusion to the claim.

The 2001 Securities Actions

         On February 8, 2001, the trading price of our securities dropped, following our announcements that, among other things, we would be restating our revenue for fiscal year 1999 and the first three quarters of 2000 and that we were revising downward our revenue estimates for the final quarter of 2000. Thereafter, various plaintiffs filed in the United States District Court for the District of New Jersey fourteen putative class action securities lawsuits against us and several of our present or former officers and directors. The first of these actions was commenced on February 13, 2001. All of the actions have been allocated to the Newark vicinage of the District of New Jersey, and all have been assigned to the Hon. Joseph A. Greenaway, Jr., U.S.D.J.

         The complaint in each action alleges that we and the individual defendants violated Section 10(b) of the Exchange Act, 15 U.S.C. ss. 78j(b), and Rule 10b-5 promulgated thereunder. The plaintiffs also attempt to state a "control person" claim against several of the individual defendants under Section 20(a) of the Exchange Act, 15 U.S.C. ss. 78t(a). While there are differences among the fourteen complaints, the plaintiffs essentially contend that we and the individual defendants misrepresented to investors, either affirmatively or through omissions, our financial results and the value of our securities. The plaintiffs seek damages in an unspecified amount. The plaintiffs in each such action seek to represent a class of investors in our securities throughout a specified period, approximately from February 2000 to February 2001.

         On April 11, 2001, we and several of the individual defendants successfully moved to consolidate the various actions under the caption "In re: Nice Systems Ltd. Securities Litigation," Master File No. 01-CV-00737
(JAG), and to establish a schedule for the filing by plaintiffs of an amended consolidated complaint and our and the individual defendants' response to such complaint.

         By Order dated May 21, 2000, a group of plaintiffs were appointed "lead plaintiffs" pursuant to the Private Securities Litigation Reform Act of 1995, 15 U.S.C. ss. 78u-4(a)(3)(B). On August 20, 2001, the Lead
Plaintiffs filed and served a Consolidated Amended Class Action Complaint, purporting to bring their securities claims on behalf of a class of persons who purchased our ADSs between November 3, 1999, and February 7, 2001. On October 22, 2001, we and the individual defendants moved to dismiss the consolidated complaint in its entirety, for failure to state a claim upon which relief could be granted, for failure to plead fraud with the requisite particularity, and on grounds of forum non conveniens in favor of proceedings in Israel. Briefing on that motion was completed on December 27, 2001. No ruling has yet been made on that motion.

         At this preliminary stage of the proceedings, we cannot predict the outcome of the litigation, nor can we make any estimate of the amount of damages, if any, for which we will be held responsible in the event of a negative conclusion to the litigation.

         Class action proceedings were also filed against us in Israel as a result of the revenue restatement announcement and ensuing decline in the trading price of our securities. On March 7, 2001, Mr. Volfin, a shareholder, filed a request for a class action against us and Benjamin Levin, our former Chairman of the Board, claiming that our financial reports for fiscal year 1999 and the first three quarters of 2000 did not reflect our actual earnings and were therefore misleading. The class that the plaintiff requested to represent included all shareholders that purchased our ordinary shares that are traded on the Tel-Aviv Stock Exchange between February 16, 2000 and February 8, 2001. The plaintiff sought damages with respect to each shareholder in the class in an amount equal to the difference between the purchase price paid for our ordinary shares by such shareholder and the value of our ordinary shares after our financial restatement announcement. In March 2002, we agreed to settle this class action for approximately $4 million, including attorneys fees, without any admission of liability or wrongdoing on our part. We received the funds for this settlement through our directors and officers insurance policy.

The Chapiewski Action

         In April 2000, we acquired all of the stock of CenterPoint Solutions, Inc., or CenterPoint, an application developer of Web-enabled solutions for statistical tracking, digital recording and automated customer surveys for contact centers, from Douglas Chapiewski, CenterPoint's sole shareholder, in exchange for $3 million in cash and up to 200,000 ordinary shares, of which 50,000 ordinary shares were placed in escrow as target shares for sales target to be achieved by December 31, 2000. Following the acquisition, CenterPoint was merged into a wholly-owned subsidiary of ours and is now named NICE CenterPoint Solutions, Inc., or NICE CenterPoint. The sales target was not achieved as of December 31, 2000 and we are therefore entitled to receive the escrow shares.

         By complaint dated March 19, 2002, Mr. Chapiewski filed an action against us and NICE Centerpoint, in the District Court, City and County of Denver, State of Colorado, under the caption "Chapiewski v. Nice Systems Ltd. And Nice-Centerpoint Solutions, Inc.," Case No. 02 CV 2603. In this complaint, Mr. Chapiewski alleges that we violated Sections 604(3) and 604(4) of the Colorado Securities Act, committed common law fraud and negligent misrepresentation, and breached representations and warranties in the agreement relating to the acquisition, by misrepresenting to Mr. Chapiewski, either affirmatively or through omissions, our financial results and the value of our securities. Mr. Chapiewski also claims that NICE Centerpoint breached severance provisions of an employment agreement with him in the amount of $80,000. Mr. Chapiewski seeks damages in an unspecified amount. On May 9, 2002, we and NICE Centerpoint filed and served an answer to the Mr. Chapiewski's complaint.

         At this preliminary stage of the proceedings, we cannot predict the outcome of the litigation, nor can we make any estimate of the amount of damages, if any, for which we will be held responsible in the event of a negative conclusion to the litigation.

Item 9.   The Offer and Listing.

Trading in the ADSs

         Our American Depositary Shares, or ADSs, have been quoted on The Nasdaq National Market under the symbol "NICEV" from our initial public offering in January 1996 until April 7, 1999, and thereafter under the symbol "NICE." Prior to that time, there was no public market for our ordinary shares in the United States. Each ADS represents one ordinary share. The following table sets forth, for the periods indicated, the high and low last reported sale prices for our ADSs.

                                                                                                 ADSs
                                                                                    ---------------  --------------
                                                                                         High             Low
Annual
         1997.......................................................................        $57.500         $18.625
         1998.......................................................................         48.750          12.000
         1999.......................................................................         50.000          21.375
         2000.......................................................................         99.000          17.500
         2001.......................................................................         27.750           8.875
Quarterly2000
         First Quarter..............................................................        $99.000         $46.250
         Second Quarter.............................................................         79.125          17.500
         Third Quarter..............................................................         85.500          70.125
         Fourth Quarter.............................................................         72.938          17.500
Quarterly 2001
         First Quarter..............................................................        $27.750          $9.813
         Second Quarter.............................................................         15.270           8.875
         Third Quarter..............................................................         15.600          12.000
         Fourth Quarter.............................................................         17.750          12.670
Monthly 2001/2002
         December...................................................................        $16.950         $15.200
         January....................................................................         17.040          14.130
         February...................................................................         15.160          13.520
         March......................................................................         14.550          13.320
         April......................................................................         13.090          12.030
         May........................................................................         14.090          12.720


         On June 14, 2001, the last reported sale price of our ADSs was $12.22 per ADS.

         The Bank of New York is the depositary for our ADSs. Its address is 101 Barclay Street, New York, New York 10286.

Trading in the Ordinary Shares

         Our ordinary shares have been listed on the Tel-Aviv Stock Exchange, or TASE, since 1991. Our ordinary shares are not listed on any other stock exchange and have not been publicly traded outside Israel (other than through ADSs as noted above). The table below sets forth the high and low last reported prices of our ordinary shares (in NIS and dollars) on the TASE. The translation into dollars is based on the daily representative rate of exchange published by the Bank of Israel.


                                                                                Ordinary Shares
                                                            -------------------------------------------------------
                                                                       High                         Low
                                                            --------------------------  ---------------------------
                                                            ------------  ------------  ------------   ------------
                                                                NIS            $            NIS             $
                                                            ------------  ------------  ------------   ------------
Annual
         1997...............................................      204.00         59.13         62.14          18.01
         1998...............................................      178.20         46.89         54.20          14.26
         1999...............................................      209.00         50.48         87.90          21.23
         2000...............................................      388.00         95.10         79.50          19.49
         2001...............................................       97.90         23.68         39.19           9.27
Quarterly 2000
         First Quarter......................................      388.00         95.80        192.10          47.43
         Second Quarter.....................................      323.30         78.85        213.30          52.02
         Third Quarter......................................      347.20         85.52        286.50          70.57
         Fourth Quarter.....................................      295.10         71.98         79.50          19.39
Quarterly 2001
         First Quarter......................................       97.90         23.68         42.58          10.10
         Second Quarter.....................................       63.70         15.41         39.19           9.27
         Third Quarter......................................       64.70         15.33         49.81          11.48
         Fourth Quarter.....................................       74.80         17.64         55.20          12.63
Monthly 2001/2002
         December...........................................       73.80         16.83         63.90          15.08
         January............................................       75.50         16.81         64.70          14.36
         February...........................................       69.80         15.07         63.90          13.77
         March..............................................       67.60         14.50         61.20          13.11
         April..............................................       63.00         13.16         57.00          11.69
         May................................................       68.70         14.02         62.40          12.79


         As of June 14, 2001, the last reported price of our ordinary shares on the TASE was NIS 60.40 or $12.19) per share.

The Tel-Aviv Stock Exchange

         Securities trading activities in Israel were formalized in 1953 with the establishment of the TASE. The TASE operates under a license from the Minister of Finance and is currently the only stock exchange and the only public market for the trading of securities in Israel.

         TASE trading is conducted through the Tel-Aviv Continuous Trading System, or REZEF, as it is called in Hebrew. REZEF is a computerized system for continuous and simultaneous trade in securities. REZEF's order-driven trading method system is similar to those used by the majority of computerized stock markets in the world. Trading on the REZEF system is managed by a designated computer located in the TASE that receives orders from customers to buy and sell securities via telecommunications lines from TASE members' offices. Instituted in August 1997, REZEF brought about the end of some of the TASE's outdated trading practices such as "Buyers/Sellers Only" and "Partial Performance" in computerized auctions; since the end of 1999, all listed securities as well as derivative products trading on the REZEF.

         Securities traded on the TASE clear on the same day. The TASE rules provide for certain limitations on daily price fluctuations. The TASE maintains minimum equity capitalization and profit requirements for a company's shares to be listed for trading. The listing criteria vary according to factors such as the proportion of public ownership(float) after the public offering. The TASE also maintains post-listing capitalization requirements for listed companies.

Item 10. Additional Information.

Memorandum and Articles of Association

Organization and Register

         We are a company limited by shares organized in the State of Israel under the Israeli Companies Law. We are registered with the Registrar of Companies of the State of Israel and has been assigned company number 52-0036872.

Objects and Purposes

         Our objects and purposes include a wide variety of business purposes, including all kinds of research, development, manufacture, distribution, service and maintenance of products in all fields of technology and engineering and to engage in any other kind of business or commercial activity . Our objects and purposes are set forth in detail in
Section 2 of our memorandum of association.

Directors

         Our articles of association provide that the number of directors serving on the board shall be not less than three but shall not exceed 13. Our directors, other than outside directors, are elected at the annual shareholders meeting to serve until the next annual meeting or until their earlier death, resignation, bankruptcy, incapacity or removal by an extraordinary resolution of the general shareholders meeting. Directors may be re-elected at each annual shareholders meeting. The board may appoint additional directors (whether to fill a vacancy or create new directorship) to serve until the next annual shareholders meeting, provided, however, that the board shall have no obligation to fill any vacancy unless the number of directors is less than three. Our officers serve at the discretion of the board.

         A meeting of the board may be called on the request of each director. The quorum required for a meeting of the board consists of a majority of directors. If a quorum is not present the meeting shall be adjourned to the same day in the following week at the same time and place as the previously scheduled meeting. In such adjourned meeting a quorum shall consist of only two directors. The adoption of a resolution by the board requires approval by a majority of the directors present at a meeting in which such resolution is proposed, and the chairman of the board does not have a deciding vote where there is no majority of votes. In lieu of a board meeting a resolution may be adopted if a majority of directors consent in writing.

         The board may appoint a committee of the board and delegate to such committee all or any of the powers of the board as it deems appropriate. Notwithstanding the foregoing, the board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees. The board has appointed an audit committee which has three members.

Approval of Certain Transactions

         The Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and revealing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder. Under the Companies Law, all arrangements as to compensation of office holders who are not directors ,or controlling parties ,require approval of the board of directors. Arrangements regarding the compensation of directors also require audit committee and shareholder approval.

         The Companies Law requires that an office holder of the company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing. In addition, the office holder must also disclose any interest held by any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction other than in the ordinary course of business, otherwise than on market terms, or that is likely to have a material impact on the company's profitability, assets or liabilities.

         In the case of a transaction which is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only board approval is required unless the articles of association of the company provide otherwise. The transaction must not be adverse to the company's interest. Furthermore, if the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the articles of association, it also must be approved by the company's audit committee and then by the board of directors, and, under certain circumstances, by a meeting of the shareholders of the company. An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at the deliberations or vote on this matter.

         The Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company by simple majority, provided that either such majority vote must include at least one-third of the shareholders who have no personal interest in the transaction and are present at the meeting (without taking into account the votes of the abstaining shareholders), or that the total shareholdings of those who have no personal interest in the transaction who vote against the transaction represent no more than one percent of the voting rights in the company.

         In addition, a private placement of securities that will increase the relative holdings of a shareholder that holds five percent or more of the company's outstanding share capital (assuming the exercise or conversion of all securities held by such person that are exercisable for or convertible into shares) or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company's outstanding share capital, requires approval by the board of directors and the shareholders of the company. However, if the receiving party is not a director in the company, its CEO, or a controlling shareholder, and will not become a controlling shareholder as a result of the private placement, shareholder approval is not required if the allotted securities amount to twenty percent or less, of the company's outstanding share capital before the allotment.

         Certain types of resolutions, called special or extraordinary resolution, such as resolutions amending a company's articles of association and regarding changes in capitalization, mergers, consolidations, windings up, or authorizing a class of shares with special rights, require approval of the holders of 75% of the shares represented at the meeting and voting thereon. Under the provisions of the Companies Law, the shareholders of a company may decide to amend such company's articles of association to reduce the percentage required for a special resolution to as low as a simple majority or eliminate the distinction between ordinary and special resolutions completely; such an amendment must be adopted by a 75% majority. We have not so amended our articles of association.

         Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his or her power in the company including, among other things, voting in a general meeting of shareholders on the following matters:

         o    any amendment to the articles of association;
         o    an increase of the company's authorized share capital;
         o    a merger; or
         o approval of interested party transactions which require shareholder approval.

         In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company's articles of association, has the power to appoint or prevent the appointment of an office holder in the company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty.

Exculpation, Insurance and Indemnification of Directors and Officers

Exculpation of Office Holders

Under the Companies Law, an Israeli company may not exempt an office holder from liability for breach of his duty of loyalty, but may exempt in advance an office holder from liability to the company, in whole or in part, for a breach of his duty of care, provided the articles of association of the company allow it to do so. Our articles of association do not allow us to exempt our office holders to the fullest extent permitted by law.

Office Holder Insurance

         Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

         o    a breach of his duty of care to us or to another person,

         o a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests, or

         o a financial liability imposed upon him in favor of another person concerning an act performed by him in his capacity as an office holder.

Indemnification of Office Holders

         Our articles of association provide that we may indemnify an office holder against:

         o a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court concerning an act performed in his capacity as an office holder, and

         o reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him by a court, in proceedings instituted against him by or on our behalf or by another person, or in a criminal charge from which he was acquitted, or a criminal charge in which he was convicted for a criminal offense that does not require proof of intent, in each case relating to an act performed in his capacity as an office holder.

Limitations on Exculpation, Insurance and Indemnification

         The Israeli Companies Law provides that a company may not exculpate or indemnify an office holder, or enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

         o a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

         o a breach by the office holder of his duty of care if the breach was done intentionally or recklessly;

         o any act or omission done with the intent to derive an illegal personal benefit; or

         o    any fine levied against the office holder.

Required Approvals

In addition, under the Companies Law, any exculpation of, indemnification of, or procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, if the beneficiary is a director, by our shareholders

Material Contracts

         On November 11, 1999, we entered into a Share Purchase Agreement with MTS-MER Telemanagement Solutions Ltd, or MER. This agreement related to our acquisition of all of the outstanding shares of STS Software Systems
(1993) Ltd., or STS, a wholly-owned subsidiary of MER, in exchange for $6 million in cash and 50,000 warrants to purchase our ordinary shares at an exercise price of $40 per share, which will expire in November 2001. The acquisition of STS enabled us to add STS's VoIP capabilities to our product offerings. As of June 15, 2002, 18,750 warrants have been exercised by MER and the remainder have expired.

         On February 19, 2000, we entered into an Amended and Restated Agreement and Plan of Reorganization, among us, CPS Merger Corp., CenterPoint Solutions, Inc., or CenterPoint, and Douglas Chapiewsky, the sole stockholder of CenterPoint. This agreement related to our acquisition of all of the stock of CenterPoint, an application developer of Web-enabled solutions for statistical tracking, digital recording and automated customer surveys for contact centers, which was consummated in April 2000. Pursuant to the agreement, we acquired the CenterPoint stock from Mr.

Chapiewski in exchange for $3 million in cash and up to 200,000 ordinary shares, of which 50,000 ordinary shares were placed in escrow as target shares for sales target to be achieved by December 31, 2000. We filed a shelf registration statement on Form F-3 to register the resale by Mr. Chapiewski of up to 200,000 ADSs, representing the ordinary shares he received in the transaction. Following the acquisition, CenterPoint was merged into a wholly-owned subsidiary of ours and is now named NICE CenterPoint Solutions, Inc., or NICE CenterPoint. The sales target was not achieved as of December 31, 2000 and we are therefore entitled to receive the escrow shares.

         By complaint dated March 19, 2002, Mr. Chapiewski filed an action against us and NICE Centerpoint, in Colorado alleging that we violated several Colorado securities laws, committed common law fraud and negligent misrepresentation, and breached representations and warranties in the agreement relating to the acquisition, by misrepresenting to Mr. Chapiewski, either affirmatively or through omissions, our financial results and the value of our securities. Mr. Chapiewski also claims that NICE Centerpoint breached severance provisions of an employment agreement with him in the amount of $80,000. Mr. Chapiewski seeks damages in an unspecified amount. On May 9, 2002, we and Nice-Centerpoint filed and served an answer to the Mr. Chapiewski's complaint. At this preliminary stage of the proceedings, we cannot predict the outcome of the litigation, nor can we make any estimate of the amount of damages, if any, for which we will be held responsible in the event of a negative conclusion to the litigation.

         On October 31, 2000, we entered into an Asset Purchase Agreement, among us, our subsidiary Nice Systems, Inc. and Stevens Communications, Inc., or Stevens. This agreement related to our acquisition of certain assets of Stevens, a systems distributor, relating to the promotion, distribution, installation and maintenance of our products in North America, which was consummated in December 2000. Pursuant to the agreement, we acquired the Stevens assets in exchange for approximately $10.5 million in cash, subject to adjustment, and up to 426,745 ordinary shares, of which 95,804 ordinary shares were placed in escrow as security for the indemnification obligations of Stevens to us, 186,818 ordinary shares were placed in escrow as target shares and 38,914 ordinary shares were placed in escrow for the benefit of certain employees of Stevens who we employed following the acquisition, which will be released to such employees based on their continued employment by us. We have paid approximately $7 million in cash to Stevens, representing the adjusted cash consideration.

         In October 2001, we and Stevens agreed to settle certain disputes relating to the Asset Purchase Agreement and provide mutual releases from certain claims arising under or relating to that agreement. According to the settlement agreement, Stevens paid us approximately $1.3 million, which represented collections by Stevens of accounts receivable for assets purchased by us in the acquisition, less monies owed by us to Stevens for claims under the Asset Purchase Agreement, certain equipment and services received from Stevens and fees for use of Stevens' Business Support Center. In addition, we and Stevens agreed that all of the indemnification and target shares held in escrow pursuant to the Asset Purchase Agreement would be transferred to Stevens.

Exchange Controls

         Holders of ADSs are able to convert dividends and liquidation distributions into freely repatriable non-Israeli currencies at the rate of exchange prevailing at the time of repatriation, pursuant to regulations issued under the Currency Control Law, 5738-1978, provided that Israeli income tax has been withheld by us with respect to amounts that are being repatriated to the extent applicable or an exemption has been obtained.

         Our ADSs may be freely held and traded pursuant to the General Permit and the Currency Control Law. The ownership or voting of ADSs by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel, are not restricted in any way by the our memorandum of association or articles of association or by the laws of the State of Israel.

Taxation

         The following is a discussion of Israeli and United States tax consequences material to our United States shareholders. The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations.

         Holders of our ADSs should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of our ADSs, including, in particular, the effect of any foreign, state or local taxes.

Israeli Tax Considerations

         The following is a summary of the current tax laws of the State of Israel and certain material Israeli tax considerations as they apply to our United States shareholders. For a discussion of certain Israeli government programs benefiting various Israeli businesses, including us, please see "Item 5, Operating and Financial Review and Prospects -- Taxation" and "-- Government of Israel Support Programs."

Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders

         Israeli law generally imposes a capital gains tax on the sale of securities and any other capital assets. The basic tax rate applicable to companies is 36%. The maximum tax rate for individuals is 50%. These rates are subject to the provisions of any applicable bilateral double taxation treaty. The treaty concerning double taxation between the United States and Israel (the Convention between the Government of the State of Israel and the Government of the United States of America With Respect to Taxes on Income, as amended (the "U.S.-Israel Tax Treaty")), is discussed below.

         Under existing regulations, as long as our ADSs are quoted through Nasdaq (or listed on a stock exchange recognized by the Israeli Ministry of Finance) and we continue to qualify as an Industrial Company under the Law for the Encouragement of Industry (Taxes), 5729-1969, gains on the sale of the ADSs generally will be exempt from Israeli capital gains tax. This exemption does not apply, however, to a shareholder whose taxable income is determined pursuant to the Income Tax (Inflationary Adjustments) Law, 5745-1985, nor to a company or individual whose gains from selling or otherwise disposing of the ADSs are deemed "business income" (in which latter case, such gains will be subject to corporate tax or income tax, respectively). Although we intend to maintain such quotation (or listing) and qualification, there can be no assurance that this will be the case, and consequently, that exemption from Israeli capital gains tax will continue to apply.

         Individuals who are non-residents of Israel are subject to a graduated income tax on income derived or accrued from sources in Israel or received in Israel. Dividend distributions, other than bonus shares (share dividends), are subject to a 25% withholding tax (15% in the case of dividends distributed from taxable income derived from an Approved Enterprise), unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. The withheld tax is the final tax in Israel on dividends paid to non-residents. See "--U.S.-Israel Tax Treaty."

         A non-resident of Israel who has dividend income derived from or accrued in Israel, from which tax was withheld at source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

         Residents of the United States generally will have withholding tax in Israel deducted at source. They may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

Possible Tax Reform

         The Israeli government has recently nominated a new professional committee (The 2nd Rabinowitz committee) to review the current tax system in Israel and to suggest tax reforms. The work of this committee may eventually cause significant changes in the Israeli tax structure, which could have adverse tax consequences for us and for our shareholders. Because we cannot predict the outcome of this committee's review, and to what extent, will eventually its recommendations be enacted into law, we and our shareholders face uncertainties as to the potential consequences of this tax reform initiative.

U.S.-Israel Tax Treaty

         Pursuant to the U.S.-Israel Tax Treaty, which became effective as of January 1, 1995, the sale, exchange or disposition of ADSs by a person who qualifies as a resident of the United States within the meaning of, and who is entitled to claim the benefits afforded to such resident by, the U.S.-Israel Tax Treaty ("Treaty U.S. Resident") will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, or exchange or disposition, subject to certain conditions. A sale, exchange or disposition of ADSs by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of the voting power of NICE at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, the gain would be treated as foreign source income for United States foreign tax credit purposes and such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the United States income tax imposed on such sale, exchange or disposition, subject to the limitations under the United States federal income tax laws applicable to foreign tax credits.

         Under the U.S.-Israel Treaty, the maximum Israeli withholding tax on dividends is 25%. Dividends of an Israeli company derived from income of an Approved Enterprise are subject to a 15% withholding tax under Israeli law. The U.S.-Israel Tax Treaty further provides for a 12.5% Israeli dividend withholding tax on dividends paid to a United States corporation owning 10% or more of an Israeli company's voting stock for, in general, the current and preceding tax years of the Israeli company provided such United States corporation meets certain limitations concerning the amount of its dividend and interest income. The lower 12.5% rate applies only on dividends from income not derived from an Approved Enterprise in the applicable period and does not apply if the company has certain amounts of passive income. See "--Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders."

U.S. Federal Income Tax Considerations

         The following is a summary of certain material U.S. Federal income tax consequences that apply to U.S. Holders who hold ADSs as capital assets. This summary is based on U.S. Federal income tax laws, regulations, rulings and decisions in effect as of the date of this annual report, all of which are subject to change at any time, possibly with retroactive effect. This summary does not address all tax considerations that may be relevant with respect to an investment in ADSs. This summary does not account for the specific circumstances of any particular investor such as

         o    broker-dealers;

         o    financial institutions;

         o    certain insurance companies;

         o    investors liable for alternative minimum tax;

         o    tax-exempt organizations;

         o    investors that actually or constructively own
              10 percent or more of our voting shares;

         o investors holding ADSs as part of a straddle or a hedging or conversion transaction; and

         o investors that are treated as partnerships or other pass through entities for U.S. federal income tax purposes.

         This summary does not address the effect of any U.S. Federal taxation other than U.S. Federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation.

         You are urged to consult your tax advisors regarding the foreign and United States Federal, state and local tax considerations of an investment in ADSs.

         For purposes of this summary, a U.S. Holder is:

         o an individual who is a citizen or, for U.S. Federal income tax purposes, a resident of the United States;

         o a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

         o    an estate whose income is subject to U.S.
              Federal income tax regardless of its source; or

         o    a trust if:

              (a) a court within the United States is able to exercise primary supervision over administration of the trust; and

              (b) one or more United States persons have the authority to control all substantial decisions of the trust.

     Taxation of Dividends

         Subject to the discussion below under "passive foreign investment companies," the gross amount of any distributions that you receive with respect to ADSs, including the amount of any Israeli taxes withheld from these distributions, will constitute dividends for U.S. Federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. Federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income on the date such dividend is actually or constructively received. Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ADSs and, to the extent in excess of your tax basis, will be treated as capital gain. See "--Dispositions of ADSs" below for the discussion on the taxation of capital gains. Dividends generally will not qualify for the dividends-received deduction available to corporations.

         Dividends that we pay in NIS, including the amount of any Israeli taxes withheld from these dividends, will be includible as income to you in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are distributed. If you convert dividends paid in NIS into U.S. Dollars on the day the dividends are distributed, you generally should not be required to recognize foreign currency gain or loss with respect to such conversion. Any gain or loss resulting from a subsequent exchange of such NIS generally will be treated as U.S. source ordinary income or loss.

         Subject to certain conditions and limitations, you may elect to claim a credit against your U.S. Federal income tax liability for Israeli tax withheld from dividends received in respect of the ADSs. Dividends generally will be treated as foreign-source passive income or financial services income for United States foreign tax credit purposes. The rules relating to the determination of the foreign tax credit are complex, and you should consult your personal tax advisors to determine whether and to what extent you would be entitled to this credit. Alternatively, you may elect to claim a U.S. tax deduction, instead of a foreign tax credit, for such Israeli tax, but only for a year in which you elect to do so with respect to all foreign income taxes.

     Dispositions of ADSs

         If you sell or otherwise dispose of your ADSs, you will recognize gain or loss for U.S. Federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in your ADSs. Subject to the discussion below under the heading "--Passive Foreign Investment Companies," such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you had held the ADSs for more than one year at the time of the sale or other disposition. The maximum Federal income tax rate on long-term capital gains for individual taxpayers is 20 percent. Under most circumstances, any gain that you recognize on the sale or other disposition of ADSs will be U.S.-source for purposes of the foreign tax credit limitation; and losses recognized will be allocated against U.S. source income.

     Passive Foreign Investment Companies

         For U.S. Federal income tax purposes, we will be considered a passive foreign investment company, or PFIC, for any taxable year in which either 75% or more of our gross income is passive income, or at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gain over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. Federal income tax purposes, highly complex rules would apply to U.S. Holders owning ADSs. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

         If we are treated as a PFIC for any taxable year,

         o you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ADSs ratably over your holding period for such ADSs,

         o the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

         o gain recognized upon the disposition of ADSs would be taxable as ordinary income and

         o you would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ADSs and any gain realized on your ADSs.

         One method to avoid the aforementioned treatment is to make a timely mark-to-market election in respect of your ADSs. If you elect to mark-to-market your ADSs, you will generally include in income any excess of the fair market value of the ADSs at the close of each tax year over your adjusted basis in the ADSs. If the fair market value of the ADSs had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ADSs over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to ADSs in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ADSs with respect to which the mark-to-market election is made, is treated as ordinary income or loss.

         Based on our income, assets and activities for the year 2001, we believe that we were not a PFIC for that year, nor do we expect to become a PFIC in the foreseeable future. However, there can be no assurances that we will not be treated as a PFIC for that year or any taxable year. If we are or become a PFIC for any taxable year included in your holding period, we generally will remain a PFIC for all subsequent taxable years with respect to your holding of our ADSs.

         You are urged to consult your tax advisor regarding the possibility of us being classified as a PFIC and the potential tax consequences arising from the ownership and disposition (directly or indirectly) of an interest in a PFIC.

     Backup Withholding and Information Reporting

         Payments in respect of ADSs may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax. Backup withholding will not apply, however, if you furnish a correct taxpayer identification number and make any other required certification or are otherwise exempt from backup withholding. Generally, you will provide such certification on Form W-9 (Request for Taxpayer Identification Number and Certification).

Documents on Display

         We are subject to certain of the information reporting requirements of the Securities and Exchange Act of 1934, as amended. We, as a "foreign private issuer" are exempt from the rules and regulations under the Securities Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Securities Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act. However, we will file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We will also furnish quarterly reports on Form 6-K containing unaudited financial information after the end of each of the first three quarters.

         You may read and copy any document we file with the SEC at its public reference facilities at, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this web site is http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. In addition, our ADSs are quoted on the Nasdaq Stock Market, so our reports and other information can be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk.
          ----------------------------------------------------------

         General

         Market risks relating to our operations result primarily from weak economic conditions in the markets in which we sell our products and changes in interest rates and exchange rates. To manage the volatility related to the latter exposure, we may enter into various derivative transactions. Our objective is to reduce, where it is deemed appropriate to do so, fluctuations in earnings and cash flows associated with changes in currency exchange rates. It is our policy and practice to use derivative financial instruments only to manage exposures. We do not use financial instruments for trading purposes and are not a party to any leveraged derivative.

         Foreign Currency Exchange Risk

         We develop our products in Israel and sell them throughout the world, primarily in North America and Europe. We conduct our business primarily in U.S. dollars but also in the currencies of the United Kingdom, Canada, Germany and Israel. Thus, we are exposed to foreign exchange movements, primarily in European and Israel currencies. We monitor foreign currency exposure and, from time to time, may enter into various contracts to preserve the value of sales transactions and commitments.

         Interest Rate Risk

         We invest in investment-grade U.S. corporate bonds and dollar deposits with FDIC-insured United States banks. Since these investments carry fixed interest rates and since our policy and practice is to hold these investments to maturity, interest income over the holding period is not sensitive to changes in interest rates.

         As of December 31, 2001, we had no other exposure to changes in interest rates and had no interest rate derivative financial instruments outstanding.

Item 12. Description of Securities Other than Equity Securities.

              Not Applicable.

                                  PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

              Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

              Not Applicable.

Item 15. [Reserved]

Item 16. [Reserved]

                                  PART III

Item 17. Financial Statements.

              Not Applicable.

Item 18. Financial Statements.

              See pages F-1 through F-39, incorporated herein by reference.

Item 19. Exhibits.

       Exhibit
          No.      Description
       -------     -----------

          1.1* Memorandum of Association of NICE-Systems Ltd. (together with an English translation thereof) (filed as Exhibit 3.1 to NICE-Systems Ltd.'s Registration Statement on Form F-1 (Registration No. 333-99640) filed with the Commision on November 21, 1995, and incorporated herein by reference)

          1.2* Articles of Association of NICE-Systems Ltd. (together with an English translation thereof). (filed as Exhibit 3.2 to NICE-Systems Ltd.'s Registration Statement on Form F-1 (Registration No. 333-99640) filed with the Commision on November 21, 1995, and incorporated herein by reference)

          2.1* Form of Share Certificate (filed as Exhibit 4.1 to Amendment No. 1 to NICE-Systems Ltd.'s Registration Statement on Form F-1 (Registration No. 333-99640) filed with the Commision on December 29, 1995, and incorporated herein by reference)

          2.2*    Form of Deposit Agreement including Form of ADR
                  Certificate (filed as Exhibit A to NICE-Systems Ltd.'s Registration Statement on Form F-6 (Registration No. 333-13518) filed with the Commision on May 17, 2001, and incorporated herein by reference)

          4.1* Share Purchase Agreement, dated November 11, 1999, between NICE-Systems Ltd. And MTS-MER Telemanagement Solutions Ltd. (filed as Exhibit 1 to NICE-Systems Ltd.'s Annual Report on Form 20-F (File No. 000-27466) filed with the Commision on May 26, 2000, and incorporated herein by reference)

          4.2* Amended and Restated Agreement and Plan of Reorganization, dated February 19, 2000, by and among NICE-Systems Ltd., CPS Merger Corp., CenterPoint Solutions, Inc. and Douglas Chapiewsky. (filed as Exhibit 2 to NICE-Systems Ltd.'s Annual Report on Form 20-F (File No. 000-27466) filed with the Commision on May 26, 2000, and incorporated herein by reference)

          4.3* Asset Purchase Agreement, dated October 31, 2000, by and among NICE-Systems Ltd., NICE Systems, Inc. and Stevens Communications Inc. (filed as Exhibit 10.1 to NICE-Systems Ltd.'s Registration Statement on Form F-3 (Registration No. 333-12996) filed with the Commision on December 18, 2000, and incorporated herein by reference)

          8.1     List of significant subsidiaries
-----------------------

  *   Previously Filed

                     NICE SYSTEMS LTD. AND SUBSIDIARIES

                     CONSOLIDATED FINANCIAL STATEMENTS
                          AS OF DECEMBER 31, 2001

                              IN U.S. DOLLARS







                                   INDEX


                                                                   Page


Report of Independent Auditors                                      F-2

Consolidated Balance Sheets                                      F-3 - F-4

Consolidated Statements of Operations                               F-5

Statements of Changes in Shareholders' Equity                       F-6

Consolidated Statements of Cash Flows                           F-7 - F-10

Notes to Consolidated Financial Statements                      F-11 - F-39





                            - - - - - - - - - -

[GRAPHIC OBJECT OMITTED]ERNST & YOUNG






                       REPORT OF INDEPENDENT AUDITORS

                           To the Shareholders of

                             NICE Systems Ltd.



           We have audited the accompanying consolidated balance sheets of NICE Systems Ltd. ("the Company") and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

           We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

           In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2000 and 2001, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.




                                                /s/  KOST FORER & GABBAY

Tel-Aviv, Israel                                     KOST FORER & GABBAY
February 6, 2002                                A Member of Ernst & Young Global

                                             NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                                    December 31,
                                                                                        --------------------------------------
                                                                                              2000                 2001
                                                                                        -----------------    -----------------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                                $   18,640             $ 25,256
  Short-term bank deposits                                                                     24,371                  311
  Marketable securities                                                                        29,089               29,270
  Trade receivables (net of allowance for doubtful accounts of -
    $ 3,783 and $ 3,146 in 2000 and 2001, respectively)                                        46,367               28,435
  Unbilled receivables                                                                          1,816                6,574
  Other receivables and prepaid expenses                                                       11,994                5,465
  Inventories                                                                                  21,159               11,057
                                                                                        -----------------    -----------------

Total current assets                                                                          153,436              106,368
-----                                                                                   -----------------    -----------------

LONG-TERM INVESTMENTS:
  Long-term marketable securities                                                              25,916               34,176
  Investment in affiliates                                                                      1,429                1,429
  Severance pay fund                                                                            5,011                5,357
  Long-term prepaid expenses                                                                       20                  471
                                                                                        -----------------    -----------------

Total long-term investments                                                                    32,376               41,433
-----                                                                                   -----------------    -----------------

PROPERTY AND EQUIPMENT, NET                                                                    25,896               22,111
                                                                                        -----------------    -----------------

OTHER ASSETS, NET                                                                              39,781               40,100
                                                                                        -----------------    -----------------

Total assets                                                                               $  251,489             $210,012
-----                                                                                   =================    =================




The accompanying notes are an integral part of the consolidated financial statements.


                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

                                                                                                    December 31,
                                                                                        --------------------------------------
                                                                                              2000                 2001
                                                                                        -----------------    -----------------
  LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                                                                            $  12,650            $  11,123
  Accrued expenses and other liabilities                                                       23,467               25,314
                                                                                        -----------------    -----------------

Total current liabilities                                                                      36,117               36,437
                                                                                        -----------------    -----------------

LONG-TERM LIABILITIES:
  Deferred lease payments                                                                         247                    -
  Accrued severance pay                                                                         6,527                6,543
  Other long-term liabilities                                                                      21                   14
                                                                                        -----------------    -----------------

Total long-term liabilities                                                                     6,795                6,557
                                                                                        -----------------    -----------------

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
  Share capital-
    Ordinary shares of NIS 1 par value:
      Authorized: 50,000,000 shares as of December 31, 2000 and 2001;
      Issued and outstanding: 12,914,680 and 13,273,798 shares as of
      December 31, 2000 and 2001, respectively                                                  4,313                4,398
  Additional paid-in capital                                                                  187,679              192,845
  Deferred share compensation                                                                     (47)                 (24)
  Accumulated other comprehensive loss                                                              -                  (38)
  Retained earnings (accumulated deficit)                                                      16,632              (30,163)
                                                                                        -----------------    -----------------

Total shareholders' equity                                                                    208,577              167,018
                                                                                        -----------------    -----------------

Total liabilities and shareholders' equity                                                 $  251,489            $ 210,012
                                                                                        =================    =================




The accompanying notes are an integral part of the consolidated financial statements.



                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

                                                                                    Year ended December 31,
                                                                   -----------------------------------------------------------
                                                                         1999                 2000                 2001
                                                                   -----------------    -----------------    -----------------
Revenues                                                               $ 117,411            $ 153,163            $ 127,108
Cost of revenues                                                          49,020               73,554               73,767
                                                                   -----------------    -----------------    -----------------

Gross profit                                                              68,391               79,609               53,341
                                                                   -----------------    -----------------    -----------------

Operating expenses:
  Research and development, net                                           12,353               19,502               19,190
  Selling and marketing                                                   25,793               35,448               35,046
  General and administrative                                              18,734               28,300               27,143
  Amortization of acquired intangible assets, restructuring
  expenses and in process research and development
                                                                           5,415                7,646               17,967
                                                                   -----------------    -----------------    -----------------

Total operating expenses                                                  62,295               90,896               99,346
                                                                   -----------------    -----------------    -----------------

Operating income (loss)                                                    6,096              (11,287)             (46,005)
Financial income, net                                                      4,809                6,188                4,254
Other income (expenses), net                                                  (4)                  53               (4,846)
                                                                   -----------------    -----------------    -----------------

Income (loss) before taxes on income                                      10,901               (5,046)             (46,597)
Taxes on income                                                               74                  273                  198
                                                                   -----------------    -----------------    -----------------

Net income (loss)                                                      $  10,827            $  (5,319)           $ (46,795)
                                                                   =================    =================    =================

Basic net earnings (loss) per share                                    $    0.94            $   (0.43)           $   (3.59)
                                                                   =================    =================    =================

Diluted net earnings (loss) per share                                  $    0.88            $   (0.43)           $   (3.59)
                                                                   =================    =================    =================


The accompanying notes are an integral part of the consolidated financial statements.

                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

                                                                                                              Accumulated
                                                                            Additional       Deferred            other
                                                                Share         paid-in          share         comprehensive
                                                               capital        capital      compensation          loss
                                                              -----------   ------------   --------------   ----------------

Balance as of January 1, 1999                                  $  3,919      $ 142,474       $   (310)      $           -

  Issuance of warrants in respect of the    acquisition  of           -            229              -                  -
STS
  Amortization of deferred share compensation                         -              -            207                  -
  Exercise of share options                                         143         10,457              -                  -
  Comprehensive income:
   Net income                                                         -              -              -                  -
                                                              -----------   ------------   --------------   ----------------

Total comprehensive income

Balance as of December 31, 1999                                   4,062        153,160           (103)                 -

  Issuance of shares in respect of the acquisition of CPS            37          9,349              -                  -
  Issuance of shares of ESPP                                          7            934              -                  -
  Deferred share compensation                                         -             72            (72)                 -
  Issuance of shares in respect of the acquisition of SCI            54         10,267              -                  -
  Amortization of deferred share compensation                         -              -            128                  -
  Exercise of share options and warrants                            153         13,897              -                  -
  Comprehensive loss:
   Net loss                                                           -              -              -                  -
                                                              -----------   ------------   --------------   ----------------

Total comprehensive loss

Balance as of December 31, 2000                                   4,313        187,679            (47)                 -

  Issuance of shares of ESPP                                         31          1,408              -                  -
  Issuance of shares  related to a settlement  agreement in
   respect of the acquisition of SCI                                 46          3,345              -                  -
  Amortization of deferred share compensation                         -              -             23                  -
  Exercise of share options                                           8            413              -                  -
  Comprehensive loss:
   Unrealized losses on forward contracts                             -              -              -                (38)
   Net loss                                                           -              -              -                  -
                                                              -----------   ------------   --------------   ----------------

Total comprehensive loss

Balance as of December 31, 2001                                $  4,398     $  192,845        $   (24)      $        (38)
                                                              ===========   ============   ==============   ================

The accompanying notes are an integral part of the consolidated financial statements.

(TABLE CONTINUED)

                                                                  Retained
                                                                  earnings            Total              Total
                                                                (Accumulated      comprehensive      shareholders'
                                                                  deficit)        income (loss)         equity
                                                               ---------------   -----------------   --------------

Balance as of January 1, 1999                                      $ 11,124                            $ 157,207

  Issuance of warrants in respect of the    acquisition  of               -                                  229
STS
  Amortization of deferred share compensation                             -                                  207
  Exercise of share options                                               -                               10,600
  Comprehensive income:
   Net income                                                        10,827        $    10,827            10,827
                                                               ---------------   -----------------   --------------

Total comprehensive income                                                         $    10,827
                                                                                 =================
Balance as of December 31, 1999                                      21,951                              179,070

  Issuance of shares in respect of the acquisition of CPS                 -                                9,386
  Issuance of shares of ESPP                                              -                                  941
  Deferred share compensation                                             -                                    -
  Issuance of shares in respect of the acquisition of SCI                 -                               10,321
  Amortization of deferred share compensation                             -                                  128
  Exercise of share options and warrants                                  -                               14,050
  Comprehensive loss:
   Net loss                                                          (5,319)       $   (5,319)            (5,319)
                                                               ---------------   -----------------   --------------

Total comprehensive loss                                                           $   (5,319)
                                                                                 =================
Balance as of December 31, 2000                                      16,632                              208,577

  Issuance of shares of ESPP                                              -                                1,439
  Issuance of shares  related to a settlement  agreement in
   respect of the acquisition of SCI                                      -                                3,391
  Amortization of deferred share compensation                             -                                   23
  Exercise of share options                                               -                                  421
  Comprehensive loss:
   Unrealized losses on forward contracts                                 -       $        (38)              (38)
   Net loss                                                         (46,795)           (46,795)          (46,795)
                                                               ---------------   -----------------   --------------

Total comprehensive loss                                                            $  (46,833)
                                                                                 =================
Balance as of December 31, 2001                                   $ (30,163)                           $ 167,018
                                                               ===============                       ==============

The accompanying notes are an integral part of the consolidated financial statements.

                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                      Year ended December 31,
                                                                     ----------------------------------------------------------
                                                                           1999                2000                 2001
                                                                     -----------------   ------------------   -----------------
Cash flows from operating activities:

Net income (loss)                                                        $  10,827          $    (5,319)          $ (46,795)
Adjustments required to reconcile net income (loss)
  to net cash provided by (used in) operating activities:

  Depreciation and amortization                                              6,798               11,725              15,266
  In-process research and development write-off
    in respect of CPS acquisition                                                -                6,786                   -
  In-process research and development write-off
    in respect of STS acquisition                                            5,155                    -                   -
  Share compensation in respect of SCI acquisition                               -                    -                 476
  Amortization of deferred share compensation                                  207                  128                  23
  Accrued severance pay, net                                                   367                  899                (330)
  Loss on disposal of property and equipment and goodwill
     impairment in respect of restructuring                                      -                    -               3,062
  Loss (gain) on sale of available-for-sale marketable
securities, amortization of (premium) discount and
accrued interest on held-to-maturity marketable
securities                                                                      62                 (345)                183
  Loss on sale of assets of Dees                                                 -                    -                 281
  Decrease (increase) in trade and unbilled receivables                     (1,565)             (12,968)             12,459
  Decrease (increase) in other receivables and prepaid
    expenses                                                                (2,414)                 (82)              6,512
  Decrease (increase) in inventories                                        (2,243)             (10,006)              9,635
  Increase in long-term prepaid expenses                                      (138)                   -                (471)
  Increase (decrease) in trade payables                                      2,730                1,438              (1,527)
  Increase (decrease) in accrued expenses and other
    liabilities                                                                (33)               5,729               1,956
  Other                                                                       (127)                 (53)                113
                                                                     -----------------    -----------------   ------------------

Net cash provided by (used in) operating activities                         19,626               (2,068)                843
                                                                     -----------------    -----------------   ------------------




The accompanying notes are an integral part of the consolidated financial statements.


                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                                    Year ended December 31,
                                                                   -----------------------------------------------------------
                                                                         1999                 2000                 2001
                                                                   -----------------    -----------------    -----------------
Cash flows from investing activities:

Purchase of property and equipment                                       (10,062)             (14,161)              (7,623)
Proceeds from sale of property and equipment                                 151                  394                1,301
Purchase of other assets                                                    (175)                   -                  (25)
Investment in held-to-maturity marketable securities                     (22,389)              (1,467)             (15,722)
Proceeds from maturity of held-to-maturity marketable
  securities                                                              17,064               38,525               39,977
Proceeds from sale of available-for-sale marketable  securities
                                                                             269                    -                    -
Investment in short-term bank deposits                                   (66,601)             (31,028)                (384)
Proceeds from short-term bank deposits                                    69,469               49,454               24,448
Investment in long-term held-to-maturity
  marketable securities                                                  (13,984)             (43,671)             (32,879)
Investment in affiliates                                                       -               (1,200)                   -
Payment for the acquisition of STS (a)                                    (6,267)                   -                    -
Payment for the acquisition of CPS (b)                                         -               (3,189)                   -
Payment for the  acquisition  of assets and  liabilities of SCI
  (c)                                                                          -               (6,960)                   -
Proceeds from sale of assets of Dees (d)                                       -                    -                  255
Capitalization of software development costs                              (2,570)              (4,730)              (5,435)
Other                                                                          -                  (80)                   -
                                                                   -----------------    -----------------    -----------------

Net cash provided by (used in) investing activities                      (35,095)             (18,113)               3,913
                                                                   -----------------    -----------------    -----------------

Cash flows from financing activities:

Proceeds from issuance of shares and exercise
  of share options and warrants, net                                      10,600               14,991                1,860
Short-term bank credit, net                                                 (303)                  (3)                   -
                                                                   -----------------    -----------------    -----------------

Net cash provided by financing activities                                 10,297               14,988                1,860
                                                                   -----------------    -----------------    -----------------

Increase (decrese) in cash and cash equivalents                           (5,172)              (5,193)               6,616
Cash and cash equivalents at the beginning of the year                    29,005               23,833               18,640
                                                                   -----------------    -----------------    -----------------

Cash and cash equivalents at the end of the year                       $  23,833            $  18,640            $  25,256
                                                                   =================    =================    =================


The accompanying notes are an integral part of the consolidated financial statements.




                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                    Year ended December 31,
                                                                   -----------------------------------------------------------
                                                                         1999                 2000                 2001
                                                                   -----------------    -----------------    -----------------
  Supplemental disclosure of cash flows activities: Cash paid during the year for:
      Income taxes                                                      $      58            $    105             $    257
                                                                    =================   ==================   =================

(a)     Payment for the acquisition of STS:

        Estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

        Working capital deficiency (excluding cash
            and cash equivalents)                                       $   (875)
        Property and equipment                                                90
        In-process research and development                                5,155
        Assembled work-force                                                 287
        Other long-term liabilities                                         (152)
        Goodwill                                                           1,991
                                                                   -----------------

                                                                           6,496
        Less - amount acquired by issuance of warrants                      (229)
                                                                   -----------------

                                                                        $  6,267
                                                                   =================

(b)     Payment for the acquisition of CPS:

        Estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

        Working capital (excluding cash and cash
        equivalents)                                                                         $    158
        Property and equipment                                                                    185
        Long-term investments                                                                      93
        Long-term liabilities                                                                     (42)
        In-process research and development                                                     6,786
        Core technology                                                                         2,189
        Assembled work-force                                                                      409
        Goodwill                                                                                2,797
                                                                                        -----------------

                                                                                               12,575
        Less - amount acquired by issuance of shares                                           (9,386)
                                                                                        -----------------

                                                                                             $  3,189
                                                                                        =================


                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                    Year ended December 31,
                                                                   -----------------------------------------------------------
                                                                         1999                 2000                2001
                                                                   -----------------    -----------------   ------------------
(c)      Payment for the acquisition of certain assets and
           liabilities of SCI:

           Estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

            Working capital deficiency                                                      $  (6,881)
            Assembled work-force                                                                  523
            Goodwill                                                                           23,639
                                                                                        -----------------

                                                                                               17,281
         Less - amount acquired by issuance of shares                                         (10,321)
                                                                                        -----------------

                                                                                            $   6,960
                                                                                        =================
(d)      Proceeds from sale of assets of Dees:

         Working capital                                                                                         $   (536)
         Loss on sale                                                                                                 281
                                                                                                            ------------------

                                                                                                                 $    255
                                                                                                            ==================

(e)      Non-cash activities:
         --------------------

         1. Issuance of shares in respect of SCI acquisition:

            Adjustment to the working capital                                                                    $   (282)
            Goodwill                                                                                                3,197
                                                                                                            ------------------

                                                                                                                 $  2,915
                                                                                                            ==================

         2. Unrealized losses on forward contracts                                                               $     38
                                                                                                            ==================




The accompanying notes are an integral part of the consolidated financial statements.




                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)


NOTE 1:-      GENERAL

               a.    NICE Systems Ltd. ("NICE") and subsidiaries
                     (collectively - "the Company") develop, design, manufacture and market products for integrated multimedia digital recording (audio, video and data), quality management software solutions and communication intelligence systems and provide related professional services.

                     Our Customer Experience Management solutions, or CEM, help customers improve their businesses by effectively capturing, evaluating and analyzing voice communications, internet collaboration, VoIP, call data, desktop screens, email storage and video. Our products are part of the CEM market space, which is an extension of the broader CTI (Computer Telephony Integration) and CRM (Customer Relationship Management) market. Our digital video solutions are used by security organizations to record and archive digital video and audio for debriefing and investigative applications. We also provide communication intelligence, or COMINT, systems that are used primarily by government agencies to detect, identify, locate, monitor and record transmissions from a variety of sources.

                     We serve the business needs of multiple markets, primarily customer contact centers (formerly called call centers), financial institutions, air traffic control sites, public safety centers, closed circuit television security installations and government agencies.

                     The Company's markets are located primarily in North America, Europe and the Far East.

                     The Company depends on a limited number of suppliers and on a single supplier for some components and subassemblies for its systems. If such suppliers fail to deliver the necessary components, the Company may be required to seek alternative sources of supply. Although the Company generally maintains an inventory of components to limit the potential for interruption of a supplier's ability to provide components to the Company, a change in suppliers could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company's results of operations and financial position.

                     The Company relies upon a limited number of independent dealers to market, sell and service its products in certain markets. If the Company is unable to effectively manage and maintain relationships with its dealers, or to enter into similar relationships with others, its ability to market and sell its products in certain markets will be affected. In addition, a loss of a major dealer, or any event negatively affecting such dealer's financial condition, could cause a material adverse effect on the Company's results of operations and financial position.

                     As for major customer data, see Note 15c.



                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)


NOTE 1:-      GENERAL (Cont.)

               b.    Acquisition of Stevens Communications Inc.

                     In December 2000, the Company acquired certain assets and assumed certain liabilities of Stevens Communications Inc. ("SCI") for an aggregate consideration of $ 18,931 including the issuance of up to 426,745 American Depositary Shares ("ADSs") of NICE of which 186,818 ADSs were target shares contingent upon the achievement of certain objectives and events through 2002 and 38,914 ADSs are for the benefit of certain Stevens' employees. The acquisition was accounted for by a purchase method and accordingly, the purchase price has been allocated according to the fair value of the assets acquired and liabilities assumed of SCI.

                     SCI is a systems distributor, whose activities included the promotion, distribution, installation and maintenance of the Company's products in North America.

                     An amount of $ 24,162, out of the total acquisition cost, was attributed to goodwill and assembled work-force and is being amortized over their estimated useful lives.

                     In 2001, the Company entered into a final settlement agreement with SCI addressing a dispute with SCI regarding the fair value of SCI's working capital. The adjustments from the terms of the final settlement resulted a one time charge to other expense of $ 4,448 representing a lump-sum settlement of disputed items of $3,600 and obligations for future consulting services which are no longer of value to the Company.

                     In addition, the Company released from escrow the 186,818 ADS contingent target shares upon the achievement of the determined objectives and events and accordingly, recorded approximately $ 3 million to goodwill.

               c.    Acquisition of Centerpoint Solutions Inc.:

                     In April 2000, the Company acquired all of the outstanding capital stock of Centerpoint Solutions Inc. ("CPS") for a total consideration of $ 12,886 including the issuance of 150,000 ADSs of NICE. The acquisition was accounted for as by the purchase method and accordingly, the purchase price has been allocated according to the fair value of the assets acquired and liabilities assumed of CPS.

                     CPS is a developer of Internet-based applications for statistical monitoring, digital recording and automatic customer surveys for customer contact centers.

                     In connection with the CPS acquisition, the Company recorded in the second quarter of 2000, a one-time expense of $ 6,786 to write-off software acquired from CPS for which technological feasibility has not yet been established and for which no alternative future use exists. An amount of $ 5,395 out of the total acquisition cost was attributed to goodwill and other intangible assets and is being amortized over their estimated useful lives (see Note 2w).



                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)


NOTE 1:-      GENERAL (Cont.)

               d.    Acquisition of STS Software System (1993) Ltd.:

                     In December 1999, the Company acquired all the outstanding capital stock of STS Software Systems
                     (1993) Ltd. ("STS") for an aggregate consideration of $ 6,496 including 50,000 warrants of NICE with an exercise price of $ 40 per share (see Note 14d). The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the fair value of the assets acquired and liabilities assumed of STS.

                     STS is a developer of complete digital multimedia logging solutions for information media, including technology for recording information from the Internet with an advanced VoIP (Voice over Internet Protocol) interface.

                     In connection with the STS acquisition, the Company recorded in the fourth quarter of 1999, a one-time expense of $ 5,155 to write-off software acquired from STS for which technological feasibility has not yet been established and for which no alternative future use exists. An amount of $ 2,278, out of the total acquisition cost was attributed to goodwill and assembled work-force and is being amortized over their estimated useful lives (see Note 2w).


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

              The consolidated financial statements were prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").

              a.     Use of estimates:

                     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

              b.     Financial statements in United States dollars:

                     The currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar ("dollar"); thus, the dollar is the reporting and functional currency of the Company.

                     The Company's transactions and balances denominated in U.S. dollars are represented at their original amounts. Non-dollar transactions and balances have been remeasured to U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52 - "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate.


                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              c.     Principles of consolidation:

                     Intercompany transactions and balances have been eliminated in consolidation.

              d.     Cash equivalents:

                     The Company considers unrestricted highly liquid investments originally purchased with maturities of three months or less to be cash equivalents.

              e.     Short-term bank deposits:

                     Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such short-term bank deposits are stated at cost.

              f.     Marketable securities:

                     The Company accounts for investments in debt securities in accordance with Statement of financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115").

                     Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, decline in value judged to be other than temporary, and interest are included in financial income or expenses, as appropriate.

              g.     Inventories:

                     Inventories are stated at the lower of cost or market value. The cost of raw materials and work-in-progress is determined by the "average cost" method, and the cost of finished goods - on the basis of computed manufacturing costs.

                     Inventory provisions are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, discontinued products, and for market prices lower than cost.

              h.     Investments in affiliates:

                     The investments in these companies are stated at cost, since the Company does not have the ability to exercise significant influence over operating and financial policies of these investees.

                     Management periodically reviews the carrying value of the investments. If this review indicates that the cost is not recoverable, the carrying value is reduced to its estimated fair value.



                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

                     As of December 31, 2001, no impairment losses have been identified.

              i      Property and equipment:

                     Property and equipment are stated at cost, net of accumulated depreciation.

                     Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:
                                                                 %
                                                          ----------------

                     Computers and peripheral equipment       20 - 33
                     Office furniture and equipment            6 - 20
                     Motor vehicles                              15

                     Leasehold improvements are amortized by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

                     The Company periodically assesses the recoverability of the carrying amount of property and equipment and provides for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets in accordance with Statement of Financial Accounting Standard No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"). As of December 31, 2001, impairment losses have been identified in the amount of $ 1,946 (see Note 11).

              j      Other assets:

                     Other assets are stated at cost less accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful lives at the following annual rates:
                                                                      %
                                                                  ---------

                     Goodwill (see w)                                10
                     Core technology                               25 - 33
                     Other intangible assets (see w)               20 - 33
                     Capitalized computer software costs (see m)   20 - 33

                     The carrying values and the appropriateness of the amortization period of goodwill, core technology and other intangible assets are periodically reviewed by management, based on the expected future undiscounted operating cash flows over the remaining amortization period. If this review indicates that goodwill, core technology and other intangible assets will not be recoverable, the carrying value of the goodwill, core technology and other intangible assets is reduced to estimated fair value. Based on its most recent analyses, management believes that impairment of goodwill exists as of December 31, 2001 in the amount of $ 1,116 (see Note 11).


                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)



NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              k.     Revenue recognition:

                     The Company generates revenues from sales of products, which include hardware and software solutions delivered together, software licensing, fixed price contracts, support services and maintenance.

                     The Company sells its products indirectly through resellers, integrators and distributors, all of whom are considered end-users, and through its direct sales force. Sales to distributors that are deemed consignment sales are recognized as revenue only upon sale to a final customer.

                     Revenues from product sales and software license agreements are recognized when all criteria outlined in Statement Of Position (SOP 97-2) "Software Revenue Recognition" (as amended) and Staff Accounting Bulletin No. 101 "Revenue Recognition in the Financial Statements" ("SAB No. 101") are met. Revenue from products and license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, no further obligations exist and collectibility is probable.

                     Where software arrangements involve multiple elements, revenue is allocated to each element based on Vendor Specific Objective Evidence ("VSOE") of the relative fair values of each element in the arrangement, in accordance with the "residual method" prescribed by SOP 98-9 "Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions". The Company's VSOE used to allocate the sales price to support services and maintenance is based on the renewal price. Under the residual method, revenue is recognized for the delivered elements when (1) there is VSOE of the fair values of all the undelivered elements, and (2) all revenue recognition criteria of SOP 97-2, as amended, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element.

                     The Company maintains a provision for product returns in accordance with SFAS No. 48 "Revenue Recognition When Right of Return Exists". The provision was estimated based on the Company's past experience and was deducted from revenues.

                     The Company recognizes revenues from fixed price contracts that require significant customization, integration and installation based on Statement of Position No. 81-1 "Accounting for Performance of Construction - Type and Certain Production - Type Contracts" ("SOP 81-1"), using the percentage-of-completion method of accounting based on the value added and results achieved out of the completeness of the product as a whole. In order to verify the measure of the added value, the Company identifies elements or sub-components of those elements. Provisions for estimated losses on uncompleted contacts are made in the period in which such losses are determined. As of December 31, 2001, no such estimated losses were identified.

                     Revenues from maintenance and support services are recognized ratably over the contractual period or as services are performed.

                     Deferred revenue includes amounts received from customers for which revenue has not yet been recognized.

                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              l.     Warranty costs:

                     Provisions for warranty are made at the time revenues are recognized for estimated warranty costs based on the Company's experience.

              m.     Research and development costs:

                     Research and development costs (net of grants and participations) incurred in the process of software production before establishment of technological feasibility, are charged to expenses as incurred. Costs of the production of a product master incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in Statements of Financial Accounting Standard No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS No. 86"). Based on the Company's product development process, technological feasibility is established upon completion of a detailed program, design or a working model.

                     Costs incurred by the Company between completion of the detailed program design or working model and the point at which the product is ready for general release have been capitalized.

                     Capitalized software development costs are amortized on a product-by-product basis commencing with general product release by the greater of the amount computed using the: (i) ratio that current gross revenues from sales of the software bear to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the software product (3 to 5 years).

                     The Company assesses the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. Based on its most recent analyses, management believes that no impairment of capitalized software development costs exists as of December 31, 2001.

              n.     Income taxes:

                     The Company accounts for income taxes in accordance with Statements of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

              o.     Government grants:

                     Non-royalty bearing grants from the Government of Israel for funding research and development projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and recorded as a reduction of research and development costs.


                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              p.     Concentrations of credit risk:

                     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade and unbilled receivables, short-term bank deposits and marketable securities.

                     The Company's cash and cash equivalents and short-term bank deposits are invested in deposits in U.S. dollars with major international banks. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

                     The Company's trade and unbilled receivables are derived from sales to customers located primarily in North America, Europe and the Far East. The Company performs ongoing credit evaluations of its customers and obtains letter of credit and bank guarantees for certain receivables and, to date, has not experienced any material losses. An allowance for doubtful accounts is provided with respect to specific debts that the Company has determined to be doubtful of collection and a general provision on the remaining balance.

                     The Company's marketable securities include investment in debentures of U.S. corporations. Management believes that those corporations are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to those marketable securities.

                     During 2001, the Company entered into forward contracts intended to protect against the increase in value of forecasted foreign currency cash flows resulting from salary payments. The contracts effectively hedge the Company's foreign currency exposure in respect of the hedged salary payments. The forward contracts mature at the time in which the related salary payments are paid. In addition, the Company entered into forward foreign exchange contracts to hedge certain trade payable payments denominated in foreign currency (see Note 10).

              q.     Severance pay:

                     The Company's liability for severance pay for its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company's liability is fully provided by monthly deposits with insurance policies, deposits with severance pay funds and by an accrual.

                     The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and includes immaterial profits.


                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

                     Severance pay expense for 1999, 2000 and 2001, was $ 1,908, $ 1,255 and $ 2,428, respectively.

              r.     Basic and diluted net earnings (loss) per share:

                     Basic net earnings (loss) per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year plus dilutive potential equivalent ordinary shares considered outstanding during the year, in accordance with Statements of Financial Accounting Standard No. 128, "Earnings Per Share" ("SFAS No. 128").

              s.     Stock-based compensation:

                     The Company has elected to follow Accounting
                     Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee stock option plan. Under APB No. 25, when the exercise price of the Company's options is less than the market value of the underlying shares on the date of grant, compensation expense is recognized and amortized over the vesting period. The pro forma information with respect to the fair value of the options is provided in accordance with the provisions of Statements of Financial Accounting Standard No. 123 "Accounting for Stock-based Compensation" ("SFAS No. 123") (see Note
                     14b).

                     The Company applies SFAS No. 123 and Emerging Issue Task Force No. 96-18 "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF 96-18") with respect to options issued to non-employees. SFAS No. 123 requires the use of an option valuation model to measure the fair value of the options at the grant date.

              t.     Fair value of financial instruments:

                     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

                     The carrying amount reported in the balance sheet for cash and cash equivalents, short-term bank deposits, trade and unbilled receivables and trade payables approximates their fair value due to the short-term maturities of such instruments.

                     The fair value for marketable U.S. corporate securities is based on quoted market prices and does not differ significantly from the carrying amount.

              u.     Advertising expenses:

                     Advertising expenses are charged to expense as incurred (see Note 16d).


                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              v.     Derivatives and hedging activities:

                     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. The Statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. Because the Statement allows certain foreign currency transactions to be accounted for as hedges for financial reporting purposes that were not previously treated as hedges, the Company has changed its policies toward the management of certain foreign currency exposures, in order to further reduce the Company's exposure to foreign currency risks.

              w.     Impact of recently issued accounting standards:

                     In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standard No. 141 "Business Combinations" ("SFAS No. 141") and Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company is required to adopt SFAS No. 142 effective January 1, 2002. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 and has not yet determined what the effect of these tests will be on the earnings and financial position of the Company. Application of the non-amortization provisions of SFAS No. 142 is expected to result in an increase in net income of $ 3,286 in 2002 and an increase in the net earnings per share of $ 0.28 per year. In accordance with FASB No 142, assembled workforce will be reclassified and included in the amount recorded as goodwill from 2002 and thereafter.


                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

                     FASB recently issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS 144") that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. FASB's new rules on the asset impairment supersede FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and portions of APB Opinion No. 30, "Reporting the Results of Operations." SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that must be met to classify an asset as "held-for-sale." Classification as "held-for-sale" is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. SFAS No. 144 also requires expected future operating losses from discontinued operations to be displayed in the period(s) in which the losses are incurred, rather than as of the measurement date as presently required. The provisions of SFAS No. 144 are not expected to have a significant impact on the Company's financial position or operating results.

              x.     Reclassification:

                     Certain amounts from prior years have been reclassified to conform to the current year's presentation. The reclassification had no effect on previously reported net loss, shareholder's equity or cash flows.


NOTE 3:-      MARKETABLE SECURITIES


                                    Amortized cost          Gross unrealized      Gross unrealized gains    Estimated fair value
                                                                 losses
                                -----------------------  -----------------------  -----------------------  -----------------------
                                     December 31,             December 31,             December 31,             December 31,
                                -----------------------  -----------------------  -----------------------  -----------------------
                                   2000        2001         2000        2001        2000         2001        2000         2001
                                -----------  ----------  -----------  ----------  ----------   ----------  ----------  -----------
              U.S. corporate
              debentures           $ 55,005     $ 63,446   $   461          $ -         $ -        $ 674    $ 54,544      $ 64,120
                                ===========  ==========  ===========  ==========  ==========   ==========  ==========  ===========

              As of December 31, 2000 and 2001, all the Company's securities were classified as held-to-maturity. Prior to December 31, 1999 a portion of the Company's marketable securities was classified as available-for-sale.

              Gross realized gains on sale of available-for-sale securities in earnings in 1999, totaled $ 15.

              The Company did not sell any securities prior to their maturity and accordingly did not realize any gains or losses on held-to-maturity securities in 2000 and 2001.

              The scheduled maturities of held-to-maturity securities at December 31, 2001, are as follows:

                                                                                     Amortized            Estimated
                                                                                        cost              fair value
                                                                                  -----------------    -----------------
              Held-to-maturity:
              ----------------
              Due within one year                                                      $ 29,270             $ 29,250
              Due after one year through five years                                      34,176               34,870
                                                                                  -----------------    -----------------

                                                                                       $ 63,446             $ 64,120
                                                                                  =================    =================


                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)


NOTE 4:-      OTHER RECEIVABLES AND PREPAID EXPENSES

                                                                                             December 31,
                                                                                 --------------------------------------
                                                                                       2000                 2001
                                                                                 -----------------    -----------------
              Government authorities                                                $    2,434              $ 2,475
              Interest receivable                                                        1,649                  637
              Due from SCI                                                               5,140                    -
              Prepaid expenses                                                           1,654                1,243
              Other                                                                      1,117                1,110
                                                                                 -----------------    -----------------

                                                                                    $   11,994            $   5,465
                                                                                 =================    =================


NOTE 5:-      INVENTORIES


                                                                                             December 31,
                                                                                 --------------------------------------
                                                                                       2000                 2001
                                                                                 -----------------    -----------------

              Raw materials                                                         $   10,712            $   6,995
              Work in progress                                                           1,170                  843
              Finished goods                                                             9,277                3,219
                                                                                 -----------------    -----------------

                                                                                    $   21,159            $  11,057
                                                                                 =================    =================


NOTE 6:-      INVESTMENT IN AFFILIATES

              NICE's investment in Espro Engineering (1992) Ltd. is presented using the cost method of accounting in the amount of $ 229 as of December 31, 2000 and 2001, and represents 8.4% of Espro Engineering (1992) Ltd.'s equity.

              In 2000, NICE invested in Customersat.com an amount of $ 1,200, which represents 6.3% of Customersat.com's equity. The investment is presented using the cost method of accounting.


                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)



NOTE 7:-      PROPERTY AND EQUIPMENT, NET

                                                                                             December 31,
                                                                                 --------------------------------------
                                                                                       2000                 2001
                                                                                 -----------------    -----------------
              Cost:
                  Computers and peripheral equipment                                $   26,780            $  32,093
                  Office furniture and equipment                                         8,884                8,614
                  Motor vehicles                                                         5,694                2,981
                  Leasehold improvements                                                 3,883                3,235
                                                                                 -----------------    -----------------

                                                                                        45,241               46,923
                                                                                 -----------------    -----------------
              Accumulated depreciation:
                  Computers and peripheral equipment                                    13,657               20,404
                  Office furniture and equipment                                         2,548                2,282
                  Motor vehicles                                                         2,139                1,242
                  Leasehold improvements                                                 1,001                  884
                                                                                 -----------------    -----------------

                                                                                        19,345               24,812
                                                                                 -----------------    -----------------

              Depreciated cost                                                      $   25,896            $  22,111
                                                                                 =================    =================

              Depreciation expenses totaled $ 5,107, $ 8,101 and $ 8,044 for the years ended December 31, 1999, 2000 and 2001, respectively.

              As for pledges, see Note 12b.


NOTE 8:-      OTHER ASSETS, NET

                                                                                             December 31,
                                                                                 --------------------------------------
                                                                                       2000                 2001
                                                                                 -----------------    -----------------
              Cost:
                Capitalized computer software costs                                 $   10,643            $  16,078
                Goodwill                                                                29,679               31,625
                Core Technology                                                          3,989                3,989
                Other intangible assets                                                  2,373                1,798
                                                                                 -----------------    -----------------

                                                                                        46,684               53,490
                                                                                 -----------------    -----------------
              Accumulated amortization:
                Capitalized computer software costs                                      3,108                5,868
                Goodwill                                                                   979                3,425
                Core Technology                                                          2,066                3,017
                Other intangible assets                                                    750                1,080
                                                                                 -----------------    -----------------

                                                                                         6,903               13,390
                                                                                 -----------------    -----------------

              Amortized cost                                                        $   39,781            $  40,100
                                                                                 =================    =================

              Amortization expenses amounted to $ 1,691, $ 3,624 and $ 7,222 for the years ended December 31, 1999, 2000 and 2001, respectively.


                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)


NOTE 9:-      ACCRUED EXPENSES AND OTHER LIABILITIES

                                                                                             December 31,
                                                                                 --------------------------------------
                                                                                       2000                 2001
                                                                                 -----------------    -----------------
              Employees and payroll accruals                                         $   9,565             $  8,445
              Accrued expenses                                                           6,936                9,001
              Restructuring accrual                                                          -                2,444
              Deferred revenues                                                          6,675                5,013
              Other                                                                        291                  411
                                                                                 -----------------    -----------------

                                                                                     $  23,467            $  25,314
                                                                                 =================    =================


NOTE 10:-     DERIVATIVE INSTRUMENTS

              To protect against the changes in value of forecasted foreign currency cash flows resulting from salary payments, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of its forecasted expenses denominated in foreign currencies with forward contracts.

              During the year 2001, the Company entered into forward contracts to hedge a portion of the anticipated NIS payroll payments for periods of one to twelve months. These forward contracts are designated as cash flows hedges, as defined by SFAS No. 133, as amended, and are all highly effective as hedges of these expenses when the salary is recorded. The effective portion of the hedged instruments is included in payroll expenses in the statement of operations.

              In addition, the Company entered into forward foreign exchange contracts to hedge certain trade payable payments denominated in foreign currency. The purpose of the Company's foreign currency hedging activities is to protect the Company from changes in the foreign exchange rate.

              During the year ended December 31, 2001, the Company recognized a net loss of $ 363 related to the forward contracts hedging trade payables.

              At December 31, 2001, the Company expects to reclassify $ 38 of net losses on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months.


                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)


NOTE 11:-     RESTRUCTURING EXPENSES

              As part of the Company's strategic plan to address the changing business dynamics in the markets for its products and offerings, the Company recorded a restructuring charge in the amount of $14,554 in the first quarter of 2001, in accordance with EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs in a Restructuring)" and SAB 100 "Restructuring and Impairment Charges". The restructuring consisted of a series of actions to improve the Company's long-term strategic opportunity including a reduction of 30% of the workforce (approximately 340 employees), consolidation of functions, the closing of certain facilities (mainly in the U.S.), and the disposal of assets that were no longer required due to the change in strategic direction. In addition, goodwill impairment, was recognized for the effect of discontinuing a certain product line which was acquired in the 1997 Dees transaction.

              At December 31, 2001, a total amount of $2,444 is included in accrued expenses and other liabilities. The major components of the fiscal 2001 restructuring cost are as follows:

                                                                                                              Balance as of
                                                                                                            December 31, 2001
                                                                            Provision        Utilized
                                                                         ---------------- ----------------  ------------------


               Employee termination benefits                                 $   9,564       $   (7,997)        $   1,567
               Facility closure                                                  1,928           (1,051)              877
               Loss on disposal of property and equipment                        1,946           (1,946)                -
               Goodwill impairment                                               1,116           (1,116)                -
                                                                         ---------------- ----------------  ------------------

               Total charge                                                  $  14,554       $   12,110         $   2,444
                                                                         ================ ================  ==================

NOTE 12:-     COMMITMENTS AND CONTINGENT LIABILITIES

              a.     Lease commitments:

                     The Company leases various office space, office equipment and motor vehicles under operating leases.

                     1. The Company's office space and office equipment are rented under several operating leases.

                            Future minimum lease commitments under
                            non-cancelable operating leases for the years ended December 31, are as follows:

                            2002                                 $    5,346
                            2003                                      2,801
                            2004                                      1,196
                            2005                                      1,043
                            2006 and thereafter                          25
                                                                --------------

                                                                 $   10,411
                                                                ==============


                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)


NOTE 12:-     COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

                            Rent expense for the years ended December 31, 1999, 2000 and 2001, was approximately $ 3,246,
                            $ 4,011 and $ 5,190, respectively.

                     2. The Company leases its motor vehicles under cancelable operating lease agreements for periods through 2003.

                            The minimum payment under these operating leases, upon cancellation of these lease agreements, amounted to $ 372 as of December 31, 2001.

                            Lease expenses for the years ended December 31, 1999, 2000 and 2001, were $ 0, $ 70 and $
                            1,677, respectively.

              b.     Security interests and pledges:

                     The Company provided a guarantee in the amount of $ 56 to the Israeli Chamber of Commerce and Industry to secure the return of equipment shipped abroad in the amount of $ 548 in respect of liability for projects in progress and in the amount of $ 508 in the aggregate for the performance of projects for customers who made advance payments in respect of said projects. The Company provided a guarantee in the amount of $ 29 in respect of premises leased in France, $28 in respect of warranty of its products and $ 261 in respect of bids.

              c.     Legal proceedings

                     Lawsuits have been lodged against the Company in the ordinary course of business. The Company intends to defend itself vigorously against those lawsuits. Management cannot predict the outcome of the lawsuits nor can they make any estimate of the amount of damages; therefore, no provision has been made for the lawsuits.

                     1. On February 8, 2001, the trading price of the Company's securities dropped following the Company's announcement that it would be restating its financial statements for the first three quarters of 2000 and for the year ended December 31, 1999 and that the Company was revising downward its revenue estimate for the final quarter of 2000. Thereafter, various plaintiffs filed in the United States District Court for the District of New Jersey fourteen putative class action securities lawsuits against the Company and several of its present or former officers and directors. The first of these actions was commenced on February 13, 2001. All of the actions have been allocated to the Newark vicinage of the District of New Jersey, and all have been assigned to the Hon. Joseph A. Greenaway, Jr., U.S.D.J.

                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)



NOTE 12:-     COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

                            The complaint in each action alleges that the Company and the individual defendants violated
                            Section 10(b) of the Exchange Act, 15 U.S.C.
                            ss. 78j(b), and Rule 10b-5 promulgated
                            thereunder. The plaintiffs also attempt to state a "control person" claim against several of the individual defendants under Section 20(a) of the Exchange Act, 15 U.S.C. ss. 78t(a). While there are differences among the fourteen complaints, the plaintiffs essentially contend that the Company and the individual defendants misrepresented to investors, either affirmatively or through omissions, the Company's financial results and the value of its securities. The plaintiffs seek damages in an unspecified amount. The plaintiffs in each such action seek to represent a class of investors in the Company's securities throughout a specified period, approximately from February 2000 to February 2001.

                            On April 11, 2001, the Company and several of the individual defendants moved to consolidate the various actions under the caption "In re:
                            Nice Systems Ltd. Securities Litigation, Master File No. 01-CV-00737 (JAG), and to establish a schedule for the filing by plaintiffs of an amended consolidated complaint and the Company and the individual defendants' response to such complaint. On April 16, 2001, three separate plaintiffs, or groups of plaintiffs, moved to be named lead plaintiff pursuant to the Private Securities Litigation Reform Act of 1995, 15 U.S.C. ss. 78u-4(a)(3)(B), and for the consolidation of all fourteen actions and to be appointed lead plaintiffs in the consolidated proceedings. The Company expects that the parties named lead plaintiffs will thereafter serve and file a consolidated amended complaint, to which the defendants named therein will subsequently answer, move, or otherwise respond.

                            Class action proceedings against the Company have also been filed in Israel as a result of the revenue restatement announcement and ensuing decline in the trading price of our securities. On March 7, 2001, Mr. Volfin, a shareholder, filed a request for a class action against the Company and Benjamin Levin, a member of the Company's board of directors and its former Chairman of the Board, claiming that the Company's financial reports for fiscal year 1999 and the first three quarters of 2000 did not reflect its actual earnings and were therefore misleading. The class that the plaintiff requests to represent includes all shareholders that purchased the Company's ordinary shares that are traded on the Tel-Aviv Stock Exchange between February 16, 2000 and February 8, 2001. The District Court in Tel Aviv has approved a settlement agreement relating to the claim against NICE in Israel. Under the terms of the agreement, all claims by Israeli shareholders against the Company or its current or former officers and directors have been settled without any admission of liability or wrongdoing by any party.


                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)


NOTE 12:-     COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

                     2. In June 2000, Dictaphone Corporation, one of the Company's competitors, filed a patent infringement claim relating to certain technology embedded in some of its products. The claim is for damages, at the court's discretion and the enjoinment of any continued infringement of Dictaphone patents. In the court's discretion, the damages may be trebled and attorney fees awarded. The Company believes that this claim has no merit and it is vigorously defending it. The Company has received notification from its insurance company indicating that the claim is not covered by its insurance policy; however, the insurance company has agreed to reimburse the Company for all legal expenses that it is expending in defense of the claim while reserving its final decision on this matter until the final outcome of the litigation. The Company is currently in the process of discovery and at this preliminary stage, it cannot predict the outcome of the claim, nor can it make any estimate of the amount of damages, if any, for which it will be held responsible in the event of a negative conclusion to the claim.

                     3. In April 2000, the Company acquired CPS in a cash and share transaction. In March 2002, Douglas Chapiewski, sole shareholder of CPS, filed a suit against the Company alleging misrepresentation, breach of contract and securities fraud in connection with the transaction.


NOTE 13:-     TAXES ON INCOME

              a. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

                     Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index ("CPI"). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, NICE and its Israeli subsidiaries have not provided deferred income taxes on these difference between the functional currency and the tax basis of assets and liabilities.

              b. Tax benefits under the Israel Law for the Encouragement of Capital Investments, 1959 ("the Law"):

                     Certain production facilities of NICE have been granted the status of "Approved Enterprise" under the Law, in three separate investment programs.

                     According to the provisions of the Law, NICE elected the "alternative benefits" and has waived government grants in return for a tax exemption.


                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)


NOTE 13:-     TAXES ON INCOME (cont.)


                     Income derived from the first program will be tax-exempt for a period of four years, commencing 1999, and will be taxed at the reduced rate of 10%-25% (based on the percentage of foreign ownership in each taxable year) for an additional period of six years.

                     Income derived from the second program will be tax-exempt for a period of four years, commencing 1997, and will be subject to corporate taxes at the reduced rate of 10%-25% (based on the percentage of foreign ownership in each taxable year) for an additional period of six years.

                     Income derived from the third program will be tax-exempt for a period of two years, commencing with the year the Company first earns taxable income, and will be taxed at the reduced rate of 10%-25% (based on the percentage of foreign ownership in each taxable year) for an additional period of eight years.

                     In December 2000, the Company has filed an application for a fourth "Approved Enterprise" investment program for its facilities in Israel. To date, the Company has not received a notice of approval for this fourth program.

                     The period of tax benefits, detailed above, is subject to limits of the earlier of 12 years from the commencement of production or 14 years from receiving the approval.

                     The Law also entitles NICE to claim accelerated depreciation on equipment used by the "Approved Enterprise" during five tax years.

                     The entitlement to the above benefits is conditional upon NICE's fulfilling the conditions stipulated by the above Law, regulations published thereunder and the instruments of approval for the specific investments in an "Approved Enterprise". In the event of failure to comply with these conditions, the benefits may be canceled and Nice may be required to refund the amount of the benefits, in whole or in part, including interest.

                     The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without subjecting NICE to taxes only upon the complete liquidation of Nice. As of December 31, 2001, retained earnings included approximately $ 16,029 in tax exempt profits earned by NICE'S "Approved Enterprise". NICE has decided not to declare dividends out of such tax exempt income. Accordingly, no deferred income taxes have been provided on income attributable to NICE's "Approved Enterprises".

                     If the retained tax exempt income is distributed in a manner other than in the complete liquidation of NICE, it would be taxed at the corporate tax rate applicable to such profits as if NICE had not elected the alternative tax benefits (currently - 20%) and an income tax liability would be incurred of approximately $ 3,206 as of December 31, 2001.

                     Income from sources other than the "Approved
                     Enterprise", during the period of benefits, will be taxable at regular tax rates - currently 36%.


                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)


NOTE 13:-     TAXES ON INCOME (Cont.)

              c. Tax benefits under the Israeli Law for the Encouragement of Industry (Taxation), 1969:

                     NICE is an industrial company under the above law and as such is entitled to certain tax benefits, including accelerated depreciation, deduction of public offering expenses in three equal annual installments, and amortization of patents and other intangible property rights as a deduction for tax purposes.

              d.     Net operating loss carryforwards:

                     As of December 31, 2001, the Company had carryforward tax losses totaling approximately $ 62,004 , most of which can be carried forward and offset against taxable income indefinitely. The remaining carryforward tax losses can be carried forward and offset against taxable income with expiration dates from 2003 to 2021. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

                     Through December 2001, NICE had Israeli tax loss carryforwards of approximately $16,249, resulting from tax benefits related to employees share option exercises that can be carried forward and offset against taxable income indefinitely.

              e.     Deferred income taxes:

                     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:


                                                                                             December 31,
                                                                                 --------------------------------------
                                                                                       2000                 2001
                                                                                 -----------------    -----------------
                     Net operating loss carryforwards                               $    5,787            $  11,954
                     Reserves and allowances                                             1,664                3,320
                                                                                 -----------------    -----------------
                     Net deferred tax asset before
                       valuation allowance                                               7,451               15,274
                     Valuation allowance                                                (7,451)             (15,274)
                                                                                 -----------------    -----------------

                     Net deferred tax asset                                         $        -            $       -
                                                                                 =================    =================

                     The Company has provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforwards, due to its history of operating losses and current uncertainty concerning its ability to realize these deferred tax assets in the future.


                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)


NOTE 13:-     TAXES ON INCOME (Cont.)

              f. A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense as reported in the consolidated statements of operations, is as follows:

                                                                                        Year ended December 31,
                                                                          ----------------------------------------------------
                                                                               1999               2000              2001
                                                                          ---------------    ---------------   ----------------
                     Income (loss) before taxes on income, as
                     reported in the consolidated statements of
                     operations                                              $   10,901         $   (5,046)        $ (46,597)
                                                                          ===============    ===============   ================

                     Statutory tax rate in Israel                                    36%                36%               36%
                                                                          ===============    ===============   ================

                     Theoretical tax expense (income tax benefit)            $    3,924         $   (1,817)        $ (16,775)
                     Losses and other items for which a valuation
                     allowance was provided                                           -              2,456            12,837
                     "Approved Enterprise" benefit (1)(2)                        (2,934)                 -                 -
                     Non-deductible acquisition-related costs                     2,112              2,761               338
                     Issuance expenses                                             (862)                 -                 -
                     Exempt interest income                                      (1,922)            (2,117)           (1,554)
                     Non-deductible expenses                                        163                244               257
                     Increase (decrease) from difference between
                     Israeli currency income and U.S. dollar
                     income                                                         336             (1,159)            5,031
                     Other                                                         (743)               (95)               64
                                                                          ---------------    ---------------   ----------------

                     Actual tax expense                                      $       74         $      273         $     198
                                                                          ===============    ===============   ================
                     (1)  Basic per shares effect of "Approved
                     Enterprise" benefits                                    $     0.25         $        -         $       -
                                                                          ===============    ===============   ================
                     (2)  Diluted per share effect of  "Approved
                     Enterprise" benefits                                    $     0.24         $        -         $       -
                                                                          ===============    ===============   ================

              g.     Income (loss) before income taxes is comprised as follows:

                                                                                       Year ended December 31,
                                                                            -----------------------------------------------
                                                                                1999             2000            2001
                                                                            --------------   --------------  --------------
                     Domestic                                                   $  12,887         $  2,740       $ (31,057)
                     Foreign                                                       (1,986)          (7,786)        (15,540)
                                                                            --------------   --------------  --------------

                                                                                $  10,901         $ (5,046)      $ (46,597)
                                                                            ==============   ==============  ==============


                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)

NOTE 13:-     TAXES ON INCOME (Cont.)

              h.     The provision for income taxes is  comprised as follows:


                                                                                 Year ended December 31,
                                                                -----------------------------------------------------------
                                                                      1999                 2000                 2001
                                                                -----------------    -----------------    -----------------
                    Current taxes                                     $     84                $ 273               $  198
                    Previous years - deferred taxes                        (10)                   -                    -
                                                                -----------------    -----------------    -----------------

                                                                      $     74                $ 273               $  198
                                                                =================    =================    =================

                    Domestic                                          $     80                $  90               $  100
                    Foreign                                                 (6)                 183                   98
                                                                -----------------    -----------------    -----------------

                                                                      $     74                $ 273               $  198
                                                                =================    =================    =================


NOTE 14:-     SHAREHOLDERS' EQUITY

              a. The ordinary shares of the Company are traded on the Tel Aviv Stock Exchange and its ADSs are traded on NASDAQ.

                     In April 2000, the Company issued 150,000 ADSs to the sole shareholder of CPS as part of the consideration for the acquired shares of CPS (See Note 1c).

                     In December 2000, the Company issued 220,523 ADSs of NICE as part of the consideration for the acquisition of certain assets and liabilities of SCI (See Note
                     1b).

                     In December 2001, the Company issued 186,818 ADSs of NICE as part of a settlement agreement with SCI (See
                     Note 1b).

              b.     Share option plans:

                     In 1995, the Company adopted an employee share option plan (the "1995 Option Plan"). Under the 1995 option plan, employees and officers of the Company may be granted options to acquire ordinary shares. The options to acquire ordinary shares, which may be determined by the board of directors of the Company, are granted at an exercise price, subject to certain exceptions, of not less than the fair market value of the ordinary shares on the grant date. 6,994,516 of the 1995 options were granted at an exercise price of not less than the fair market value of the ordinary shares at the date of grant.


                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)


NOTE 14:-     SHAREHOLDERS' EQUITY (cont.)

                     The options generally vest gradually over a four-year period from the date of grant. As of February 15, 2000, the board of directors of the Company adopted a resolution amending the exercise terms for any option to be granted subsequent to February 15, 2000 under the 1995 Option Plan whereby 25% of the stock options granted become exercisable on the first anniversary of the date of grant and 6.25% become exercisable once every quarter during the subsequent three years. The options expire no later than 6 years from the date of grant.

                     In 1996, the Company adopted the 1997 Executive Share Option Plan (the "1997 Option Plan"). Under the terms of the 1997 Option Plan, stock options will be exercisable during a 60-day period ending four years after grant. The plan met the definition of Time Accelerated Restricted Stock Award Options ("TARSAP"). The TARSAP includes an acceleration feature based on the followings: if the year-end earnings per share of the Company shall reach certain defined targets, 40% of such stock options shall become exercisable; if earnings per share shall reach certain higher defined targets, an additional 30% of such stock options shall become exercisable; and if earnings per share shall reach certain higher defined targets, an additional 30% of such stock options shall become exercisable, provided that with respect to all of the above-referenced periods, the operating profit of the Company shall not be less than 10% of revenues and earnings per share shall exclude any non-recurring expenses related to mergers and acquisitions. Notwithstanding the foregoing, none of the stock options shall be exercisable before the expiration of two years from the date of issuance. 950,000 of the 1997 options were granted at an exercise price of not less than the fair market value of the ordinary shares at the date of grant.

                     In 2001, the Company adopted the 2001 Stock Option Plan (the "2001 Option Plan"). The options to acquire ordinary shares, which may be determined by the board of directors of the Company, are granted at an exercise price, of not less than the fair market value of the ordinary shares on the grant date. 3,133,050 of the 2001 options were granted at an exercise price of not less than the fair market value of the ordinary shares at the date of grant. Under the terms of the 2001 Plan, a third of the stock options granted became exercisable ten months after the grant date and the remaining two thirds will become exercisable on the first and second anniversaries of the first date of exercise so long as the grantee is, subject to certain exceptions, employed by the Company at the date the stock option becomes exercisable. The third portion of the Options may be exercised at the end of the second year following the first date of exercise, if the Company meets a pre-tax profit target of 20%, as determined by the Board of Directors and at its discretion. Unless otherwise determined by the Company's Board of Directors as of the date of grant, stock options expire six years after the date of grant.


                                             NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)


NOTE 14:-     SHAREHOLDERS' EQUITY (cont.)

                     In 2001, the Company adopted the 2001 Stock Option Plan for Transitional Employees (the "2001 Transitional Employees Plan") for the terminated employees as part of the restructuring plan (See Note
                     11). The options to acquire ordinary shares, which may be determined by the board of directors of the Company, are granted at an exercise price, of not less than the fair market value of the ordinary shares on the grant date. 174,150 of the 2001 transitional employees options were granted at an exercise price of not less than the fair market value of the ordinary shares at the date of grant. Under the terms of the 2001 Transitional Employees Plan, each share option granted generally becomes exercisable upon the optionee's termination of employment in accordance with the optionee's termination agreement with the Company and will remain exercisable until the first to occur of the date which is six months following the date of such termination and the expiration of the share option's term. Unless otherwise determined by the board of directors as of the date of grant, stock options expire on December 31, 2002.

                     A summary of the Company's stock option activity and related information for the years ended December 31, 1999, 2000 and 2001, is as follows:

                                                      1999                       2000                      2001
                                             ------------------------- -------------------------- -------------------------
                                                          Weighted-                  Weighted                   Weighted
                                               Number     average        Number     average        Number      average
                                                 of       exercise         of       exercise         of        exercise
                                              options       price       options       price        options       price
                                             ------------ ------------ ------------ ------------ ------------- ------------
                    Outstanding at the
                      beginning of the year   2,268,291      $ 22.66    3,036,591     $ 26.37   4,463,523        $ 50.58
                    Granted                   1,702,500      $ 27.78    3,116,200     $ 69.48   4,030,700        $ 12.62
                    Exercised                  (590,225)     $ 18.02     (615,643)    $ 21.79     (33,809)       $ 11.61
                    Forfeited                  (343,975)     $ 23.23     (981,125)    $ 51.83  (2,051,589)       $ 43.08
                    Cancelled                         -      $     -      (92,500)    $ 70.88           -        $    -
                                             ------------              ------------             -----------
                    Outstanding at the
                      end of the year         3,036,591      $ 26.37    4,463,523     $ 50.58   6,408,825        $ 29.31
                                             ============ ============ ============ =========== =========== ============

                    Exercisable at the
                      end of the year           138,583      $ 20.24      307,744     $ 27.45   1,393,959        $ 46.25
                                             ============ ============ ============ =========== =========== ============

                     The options outstanding as of December 31, 2001, have been separated into exercise price categories as follows:

                                                                                                              Weighted
                                             Options         Weighted                         Options          average
                                           outstanding        average        Weighted       exercisable       exercise
                                              as of          remaining        average          as of          price of
                        Ranges of          December 31,     contractual      exercise       December 31,       options
                      exercise price          2001              life           price            2001         exercisable
                      --------------     ----------------  --------------  --------------  ---------------  --------------
                                                              (Years)
                    $ 10.95 - $ 15.90        3,331,360           5.34          $ 12.33             82,850       $ 13.24
                    $ 16.55 - $ 22.81        1,050,114           3.37          $ 20.59            504,114       $ 21.95
                    $ 25.25 - $ 30.13          167,500           3.25          $ 25.99             25,000       $ 28.22
                    $ 40.94 - $ 52.63          763,875           4.47          $ 51.97            276,625       $ 50.93
                    $ 76.25 - $ 78.88        1,095,976           4.26          $ 74.02            505,370       $ 74.23
                                         ----------------                                  ---------------

                                             6,408,825           4.67          $ 29.31          1,393,959       $ 46.25
                                         ================  ==============  ==============  ===============  ==============



                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)


NOTE 14:-     SHAREHOLDERS' EQUITY (cont.)

                     When the Company has recorded deferred stock compensation for options issued with an exercise price below the fair value of the ordinary shares, the deferred compensation is amortized and recorded as compensation expense ratably over the vesting period of the options.

                     Pro forma information regarding net income (loss) and net earnings (loss) per share is required (for grants issued after December 1994) by SFAS No. 123, and has been determined as if the Company had accounted for its employee options under the fair value method prescribed by that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1999, 2000 and 2001: risk-free interest rates of 6%, 6% and 4.3%, respectively dividend yields of 0%, 0% and 0%, respectively volatility factors of the expected market price of the Company's ordinary shares of 0.738, 0.821 and 0.506, respectively, and a weighted average expected life of the option of 3, 3.5 and 4.3 years, respectively.

                     Weighted average fair values and weighted average exercise prices of options whose exercise price is equal or less than the market price of the shares at date of grant are as follows:

                                              Weighted average fair value of         Weighted average exercise price of
                                           options granted at an exercise price     options granted at an exercise price
                                         ----------------------------------------- ----------------------------------------
                                                                      Year ended December 31,
                                         ----------------------------------------------------------------------------------
                                             1999          2000          2001          1999         2000          2001
                                         ------------- ------------- ------------- ------------- ------------ -------------
                     Less than fair value
                       at date of grant   $    -        $  55.11      $    -        $    -        $  22.707   $     -
                                         ============= ============= ============= ============= ============ =============
                     Equal to fair value
                       at date of grant   $  12.44      $  38.93      $   5.66       $ 27.5       $  69.042    $  12.664
                                         ============= ============= ============= ============= ============ =============

                     Pro forma information under SFAS No. 123:

                                                                                      Year ended December 31,
                                                                         --------------------------------------------------
                                                                              1999             2000              2001
                                                                         ---------------  ---------------   ---------------
                     Net income (loss) as reported                         $   10,827       $  (5,319)       $ (46,795)
                                                                         ===============   ==============   ===============

                     Pro forma net income (loss)                           $    1,706       $ (49,163)       $ (78,408)
                                                                         ===============   ==============   ===============

                     Pro forma basic net earnings (loss)
                        per share                                          $     0.15       $   (3.97)       $   (6.01)
                                                                         ===============   ==============   ===============

                     Pro forma diluted net earnings (loss)
                        per share                                          $     0.14       $   (3.97)       $   (6.01)
                                                                         ===============   ==============   ===============


                                             NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)


NOTE 14:-     SHAREHOLDERS' EQUITY (cont.)

              c.     Employee Stock Purchase Plan:

                     In February 1999, the Company's board of directors adopted the Employee Stock Purchase Plan (the "Purchase Plan"). Eligible employees can have up to 10% of their earnings withheld, up to certain maximums, to be used to purchase ordinary shares. The price of ordinary share purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the ordinary share on the commencement date of each offering period or on the semi-annual purchase date.

              d.     Warrants:

                     In December 1999, the Company granted 50,000 warrants to purchase ordinary shares in consideration of the acquisition of STS. The warrant is exercisable through December 2001 at a price of $ 40 per share. Fair market value was estimated using the Black-Scholes valuation model with the following weighted average assumptions: expected volatility of 0.738, risk free interest of 6%, dividend yield of 0% and weighted average expected life of 2 years. The Company accounted for this transaction in accordance with EITF 96-18 and SFAS No. 123 and recorded $ 229 as part of the total consideration for the acquisition of STS. During 2000, STS exercised 18,750 warrants in the amount of $ 750. The warrant expired in November 2001.

              e.     Dividends:

                     Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel may be converted to U.S. dollars on the basis of the exchange rate prevailing at the date of the conversion. The Company does not intend to pay cash dividends in the foreseeable future.


NOTE 15: -    MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

              a.     Summary information about geographic areas:

                     The Company manages its business on a basis of one reportable segment. See Note 1a for a brief description of the Company's business. The following data is presented in accordance with Statement of Financial Accounting Standard No. 131 "Disclosure About Segments of an Enterprise and Related Information" ("SFAS No. 131"). Total revenues are attributed to geographic areas based on location of end customers.


                                             NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)


NOTE 15: -    CUSTOMERS AND GEOGRAPHIC INFORMATION (cont.)

                     The following presents total revenues and long-lived assets for the years ended December 31, 1999, 2000 and 2001:

                                                     1999                         2000                        2001
                                          ---------------------------  ---------------------------  --------------------------
                                             Total       Long-lived       Total       Long-lived       Total      Long-lived
                                            revenues       assets       revenues        assets       revenues       assets
                                          ------------- -------------  ------------  -------------  ------------  ------------
                     Israel                $   1,678      $ 22,097     $    4,490     $  29,796     $    4,814      $ 29,260
                     North America            58,499         7,048         81,646        37,213         60,545        34,183
                     Europe (excluding
                        United Kingdom)       28,376            95         27,447            59         24,602            67
                     United Kingdom           10,467            19          8,430            38          5,366            43
                     Far East                 10,061             -         18,232             -         21,015             -
                     Other                     8,330             -         12,918             -         10,766            87
                                          ------------- -------------  ------------  -------------  ------------  ------------

                                           $ 117,411      $ 29,259     $  153,163     $  67,106     $  127,108      $ 63,640
                                          ============= =============  ============  =============  ============  ============

              b.     Product lines:

                     Total revenues from external customers divided on the basis of the Company's product lines are as follows:

                                                                                        Year ended December 31,
                                                                            ------------------------------------------------
                                                                                1999             2000             2001
                                                                            --------------   --------------   --------------
                     CEM                                                      $  103,066        $  128,655       $ 99,785
                     Digital video                                                 5,670            15,824         14,084
                     COMINT                                                        8,675             8,684         13,239
                                                                            --------------   --------------   --------------

                                                                              $  117,411        $  153,163      $ 127,108
                                                                            ==============   ==============   ==============

              c.     Major customers data as a percentage of total revenues:


                                                                                        Year ended December 31,
                                                                            ------------------------------------------------
                                                                                1999             2000             2001
                                                                            --------------   --------------   --------------
                                                                                                   %
                                                                            ------------------------------------------------
                     Customer A                                                 16.4             18.6             12.3
                                                                            ==============   ==============   ==============


                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)



NOTE 16:-     SELECTED STATEMENTS OF OPERATIONS DATA

              a.     Research and development, net:

                                                                                    Year ended December 31,
                                                                   -----------------------------------------------------------
                                                                         1999                 2000                2001
                                                                   -----------------    -----------------   ------------------
                     Total costs                                        $  15,240            $  25,406            $  26,017
                     Less: grants and participations                         (317)              (1,174)              (1,392)
                     Less: capitalization of software
                        development costs                                  (2,570)              (4,730)              (5,435)
                                                                   -----------------    -----------------    -----------------
                                                                        $  12,353            $  19,502            $  19,190
                                                                   =================    =================    =================

              b.     Financial income, net:

                     Financial expenses:
                         Interest                                       $     (40)           $     (80)           $     (38)
                         Foreign currency translation                        (555)                (163)                   -
                         Other                                               (223)                (328)                (551)
                                                                   -----------------    -----------------    -----------------
                                                                             (818)                (571)                (589)
                                                                   -----------------    -----------------    -----------------
                     Financial income:
                         Gains, interest and amortization
                            of premium/discount                             2,307                3,326                3,371
                         Foreign currency translation                           -                    -                  166
                         Interest                                           3,320                3,433                1,294
                         Other                                                  -                    -                   12
                                                                   -----------------    -----------------    -----------------
                                                                            5,627                6,759                4,843
                                                                   -----------------    -----------------    -----------------
                                                                        $   4,809            $   6,188            $   4,254
                                                                   =================    =================    =================

              c.     Amortization of acquired intangible assets, restructuring
                           expenses and other special charges:

                     In-process research and development
                     write-off (Note 1c,d)                              $   5,155            $   6,786            $       -

                     Restructuring expenses (Note 11)                           -                    -               14,554

                     Amortization of acquired intangibles                     260                  860                3,413
                                                                   -----------------    -----------------    -----------------

                                                                        $   5,415            $   7,646            $  17,967
                                                                   =================    =================    =================

              d.     Advertising expenses                               $   1,247            $   1,485            $   1,265
                                                                   =================    =================    =================


                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except per share data)


NOTE 16:-     SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

              e.     Net earnings (loss) per share:

                     The following table sets forth the computation of basic and diluted net earnings (loss) per share:

                     1.     Numerator:

                                                                                     Year ended December 31,
                                                                       -------------------------------------------------------
                                                                            1999               2000                2001
                                                                       ----------------   ----------------    ----------------
                          Net income (loss)                                $   10,827           $ (5,319)          $ (46,795)
                                                                       ================   ================    ================

                          Numerator for basic and diluted
                            net earnings (loss) per share -

                            Income (loss) available to ordinary
                             shareholders                                  $   10,827           $ (5,319)          $ (46,795)
                                                                       ================   ================    ================

                     2.     Denominator:

                                                                                      Year ended December 31,
                                                                       -------------------------------------------------------
                                                                            1999               2000                2001
                                                                       ----------------   ----------------    ----------------
                                                                                   Number of shares in thousands
                                                                       -------------------------------------------------------
                            Weighted average number of -shares               11,559             12,317              13,047
                            Denominator for basic net
                              earnings (loss) per share                      11,559             12,317              13,047
                            Effect of dilutive securities:
                              Employee stock options and
                            warrants granted to
                            non-employees                                       690         (*       -          (*       -
                              Dilutive potential ordinary shares                690         (*       -          (*       -
                            Denominator for diluted net
                              earnings (loss) per share - adjusted
                              weighted - average shares
                              assuming exercise of options                   12,249             12,317              13,047

                            *)     Anti-dilutive - as of December 31, 1999,
                                   2000 and 2001, options to purchase 263,
                                   3,541 and 3,471 shares, respectively,
                                   were not included in the computation of
                                   diluted earning per share because the
                                   effect would have been anti-dilutive.

                                            - - - - - - - - - -

                                 SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ra'anana, State of Israel, on the 24th day of June, 2002.

                                            NICE-SYSTEMS LTD.



                                            By:   /s/  Haim Shani
                                                 -------------------------------
                                                 Haim Shani
                                                 President and Chief Executive
                                                 Officer

                               EXHIBIT INDEX

       Exhibit
          No.     Description
          ---     -----------


          1.1* Memorandum of Association of NICE-Systems Ltd. (together with an English translation thereof) (filed as Exhibit
                  3.1 to NICE-Systems Ltd.'s Registration Statement on Form F-1 (Registration No. 333-99640) filed with the Commision on November 21, 1995, and incorporated herein by reference)

          1.2* Articles of Association of NICE-Systems Ltd. (together with an English translation thereof). (filed as Exhibit
                  3.2 to NICE-Systems Ltd.'s Registration Statement on Form F-1 (Registration No. 333-99640) filed with the Commision on November 21, 1995, and incorporated herein by reference)

          2.1* Form of Share Certificate (filed as Exhibit 4.1 to Amendment No. 1 to NICE-Systems Ltd.'s Registration Statement on Form F-1 (Registration No. 333-99640) filed with the Commision on December 29, 1995, and incorporated herein by reference)

          2.2*    Form of Deposit Agreement including Form of ADR
                  Certificate (filed as Exhibit A to NICE-Systems Ltd.'s Registration Statement on Form F-6 (Registration No. 333-13518) filed with the Commision on May 17, 2001, and incorporated herein by reference)

          4.1* Share Purchase Agreement, dated November 11, 1999, between NICE-Systems Ltd. And MTS-MER Telemanagement Solutions Ltd. (filed as Exhibit 1 to NICE-Systems Ltd.'s Annual Report on Form 20-F (File No. 000-27466) filed with the Commision on May 26, 2000, and incorporated herein by reference)

          4.2* Amended and Restated Agreement and Plan of Reorganization, dated February 19, 2000, by and among NICE-Systems Ltd., CPS Merger Corp., CenterPoint Solutions, Inc. and Douglas Chapiewsky. (filed as Exhibit 2 to NICE-Systems Ltd.'s Annual Report on Form 20-F (File No. 000-27466) filed with the Commision on May 26, 2000, and incorporated herein by reference)

          4.3* Asset Purchase Agreement, dated October 31, 2000, by and among NICE-Systems Ltd., NICE Systems, Inc. and Stevens Communications Inc. (filed as Exhibit 10.1 to NICE-Systems Ltd.'s Registration Statement on Form F-3 (Registration No. 333-12996) filed with the Commision on December 18, 2000, and incorporated herein by reference)

          8.1     List of significant subsidiaries

-----------------------

  *   Previously Filed

                                                                     Exhibit 8.1

                          Significant Subsidiaries
                          ------------------------

         The following is a list of all of our significant subsidiaries, including the name, country of incorporation or residence, the proportion of our ownership interest in each and, if different, the proportion of voting power held by us.

                                                       Country of          Percentage of      Percentage of Voting
                                                    Incorporation or         Ownership      Power (if Different from
Name of Subsidiary                                     Residence             Interest         Ownership Interest)
------------------                                     ---------             --------         -------------------

NICE Systems, Inc.                                    United States             100%                   --
NICE Systems GmbH                                        Germany                100%                   --
NICE Systems Canada Ltd.                                 Canada                 100%                   --
NICE CTI Systems UK Ltd.                             United Kingdom             100%                   --
STS Software Systems (1993) Ltd.                         Israel                 100%                   --
NICE CenterPoint Solutions, Inc.                      United States             100%                   --
NICE APAC Ltd.                                          Hong Kong               100%                   --
NiceEye BV                                             Netherlands              100%                   --
NiceEye Ltd.                                             Israel                 100%                   --