Form 20-F
period 2002-12-31
NICE SYSTEMS LTD
filed 2003-06-26
CIK 1003935

      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 26, 2003
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

                Annual Report pursuant to Section 13 or 15(d) of
                       the Securities Exchange Act Of 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                         Commission file number 0-27466

                                NICE-SYSTEMS LTD.
  ----------------------------------------------------------------------------
    (Exact name of Registrant as specified in its charter and translation of
                         Registrant's name into English)

  ----------------------------------------------------------------------------
                                     ISRAEL

                 (Jurisdiction of incorporation or organization)

             8 Hapnina Street, P.O. Box 690, Ra'anana 43107, Israel
  ----------------------------------------------------------------------------
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:


                                                  Name of Each Exchange
              Title of Each Class                  On Which Registered
              -------------------                  -------------------

                     NONE                                  NONE
       --------------------------------     ---------------------------------

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                  AMERICAN DEPOSITARY SHARES, EACH REPRESENTING
                        ONE ORDINARY SHARE, PAR VALUE ONE
                          NEW ISRAELI SHEKEL PER SHARE
  ----------------------------------------------------------------------------
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                                      NONE
  ----------------------------------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
                        15,704,425 ORDINARY SHARES, PAR VALUE NIS 1.00 PER SHARE
                        --------------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

         Yes   X           No
            -------          -------

  Indicate by check mark which financial statements the registrant has elected to follow:

         Item 17           Item 18   X
                --------          -------

================================================================================

                                PRELIMINARY NOTE

     THIS ANNUAL REPORT CONTAINS HISTORICAL INFORMATION AND FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 WITH RESPECT TO NICE'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE," "EXPECT," "INTEND," "MAY," "PLAN," "PROJECT" AND "SHOULD" AND SIMILAR EXPRESSIONS, AS THEY RELATE TO NICE OR ITS MANAGEMENT, ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS REFLECT THE CURRENT VIEWS AND ASSUMPTIONS OF NICE WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES. MANY FACTORS COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF NICE TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS, INCLUDING, AMONG OTHERS, CHANGES IN GENERAL ECONOMIC AND BUSINESS CONDITIONS, CHANGES IN CURRENCY EXCHANGE RATES AND INTEREST RATES, DIFFICULTIES OR DELAYS IN ABSORBING AND INTEGRATING ACQUIRED OPERATIONS, PRODUCTS, TECHNOLOGIES AND PERSONNEL, CHANGES IN BUSINESS STRATEGY AND VARIOUS OTHER FACTORS, BOTH REFERENCED AND NOT REFERENCED IN THIS ANNUAL REPORT. THESE RISKS ARE MORE FULLY DESCRIBED UNDER
ITEM 3, "KEY INFORMATION - RISK FACTORS" OF THIS ANNUAL REPORT. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED HEREIN AS ANTICIPATED, BELIEVED, ESTIMATED, EXPECTED, INTENDED, PLANNED OR PROJECTED. NICE DOES NOT INTEND OR ASSUME ANY OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

     In this annual report, all references to "NICE," "we," "us" or "our" are to NICE Systems Ltd, a company organized under the laws of the State of Israel, and its wholly owned subsidiaries, NICE Systems Inc., NICE Systems GmbH, NICE Systems Canada Ltd., NICE CTI Systems UK Ltd., STS Software Systems (1993) Ltd., NiceEye BV, NICE Systems S.A.R.L, NICE APAC Ltd., NiceEye Ltd. and Racal Recorders Ltd.

     In this annual report, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars and all references to "NIS" are to New Israeli Shekels. Except as otherwise indicated, the financial statements of and information regarding NICE are presented in U.S. dollars.


                                                  TABLE OF CONTENTS

                                                                                                                 PAGE
                                                                                                                 ----

                                                        PART I
Item 1.      Identity of Directors, Senior Management and Advisers........................................         2
Item 2.      Offer Statistics and Expected Timetable......................................................         2
Item 3.      Key Information..............................................................................         2
Item 4.      Information on the Company...................................................................        16
Item 5.      Operating and Financial Review and Prospects.................................................        34
Item 6.      Directors, Senior Management and Employees...................................................        60
Item 7.      Major Shareholders and Related Party Transactions............................................        75
Item 8.      Financial Information........................................................................        77
Item 9.      The Offer and Listing........................................................................        80
Item 10.     Additional Information.......................................................................        82
Item 11.     Quantitative and Qualitative Disclosures About Market Risk...................................        95
Item 12.     Description of Securities Other than Equity Securities.......................................        96

                                                       PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies..............................................        97
Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds.................        97
Item 15.     Controls and Procedures......................................................................        97
Item 16.     [Reserved]...................................................................................        97

                                                       PART III

Item 17.     Financial Statements.........................................................................        98
Item 18.     Financial Statements.........................................................................        98
Item 19.     Exhibits.....................................................................................        98
Index to Financial Statements.............................................................................       F-1

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

              Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

              Not Applicable.

ITEM 3.  KEY INFORMATION.

SELECTED FINANCIAL DATA

     The following selected consolidated financial data as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 have been derived from our audited consolidated financial statements. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and audited by Kost, Forer & Gabbay, a member of Ernst & Young Global. The consolidated selected financial data as of December 31, 1998, 1999 and 2000 and for the years ended December 31, 1998 and 1999 have been derived from other consolidated financial statements not included in this annual report and have also been prepared in accordance with U.S. GAAP and audited by Kost, Forer & Gabbay, a member of Ernst & Young Global. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to "Item 5, Operating and Financial Review and Prospects" and the consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report.


                                                                YEAR ENDED DECEMBER 31,
                                               -----------------------------------------------------------
                                                  1998        1999        2000         2001         2002
                                               ---------    ---------  ---------    ---------    ---------
                                                   (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Revenues.....................................
     Products                                     N/A          N/A        N/A        $112,634     $134,783
     Services                                     N/A          N/A        N/A          14,474       27,722
                                               ---------    ---------  ---------    ---------    ---------
Total revenues                                    90,970      117,411    153,163      127,108      162,505
                                               ---------    ---------  ---------    ---------    ---------
Cost of revenues.............................
      Products                                    N/A          N/A        N/A          54,321       58,693
      Services                                    N/A          N/A        N/A          19,446       26,054
                                               ---------    ---------  ---------    ---------    ---------
Total cost of revenues ......................     37,038       49,020     73,554       73,767       84,747
                                               ---------    ---------  ---------    ---------    ---------
Gross profit.................................     53,932       68,391     79,609       53,341       77,758
                                               ---------    ---------  ---------    ---------    ---------
Operating expenses:
     Research and development, net...........      9,819       12,353     19,502       19,190       17,925
     Selling and marketing...................     18,767       25,793     35,448       35,046       40,494
     General and administrative..............     16,579       18,734     28,300       27,143       23,806
     Other special charges...................      9,733        5,415      7,646       17,967       29,092
                                               ---------    ---------  ---------    ---------    ---------
Total operating expenses.....................     54,898       62,295     90,896       99,346      111,317
                                               ---------    ---------  ---------    ---------    ---------
Operating income (loss)......................       (966)       6,096    (11,287)     (46,005)     (33,559)
Financial income, net........................      5,792        4,809      6,188        4,254        3,992
Other income (expenses), net.................          -           (4)        53       (4,846)      (4,065)
                                               ---------    ---------  ---------    ---------    ---------
Income (loss) before taxes on income.........      4,826       10,901     (5,046)     (46,597)     (33,632)
Taxes on income..............................        347           74        273          198          350
                                               ---------    ---------  ---------    ---------    ---------
Net income (loss)............................     $4,479      $10,827   $(5,319)     $(46,795)    $(33,982)
                                               =========    =========  =========    =========    =========
Basic earnings (loss) per share..............      $0.40        $0.94    $(0.43)       $(3.59)      $(2.46)
                                               =========    =========  =========    =========    =========
Weighted average number of shares used in
  computing basic earnings (loss) per share
  (in thousands).............................     11,192       11,559     12,317       13,047       13,795
                                               =========    =========  =========    =========    =========
Diluted earnings (loss) per share............      $0.37        $0.88    $(0.43)       $(3.59)      $(2.46)
                                               =========    =========  =========    =========    =========
Weighted average number of shares used in
  computing diluted earnings (loss) per
  share (in thousands).......................     12,010       12,249     12,317       13,047       13,795
                                               ---------    ---------  ---------    ---------    ---------


                                                                    AT DECEMBER 31,
                                               -----------------------------------------------------------
                                                  1998        1999        2000         2001         2002
                                               ---------    ---------  ---------    ---------    ---------
BALANCE SHEET DATA:
Working capital..............................   $126,266     $133,398   $117,319      $69,931      $79,206
Total assets.................................    179,155      206,022    251,489      210,012      236,288
Total debt...................................          -            3          -            -           24
Shareholders' equity.........................    157,207      179,070    208,577      167,018      154,536

EXCHANGE RATE INFORMATION

     The following table shows, for each of the months indicated, the high and low exchange rates between New Israeli Shekels and U.S. dollars, expressed as shekels per U.S. dollar and based upon the daily representative rate of exchange as reported by the Bank of Israel:

     MONTH                                            HIGH             LOW
     ----------------------                       ------------      ----------
     December 2002.........................   NIS       4.791   NIS     4.632
     January 2003..........................             4.898           4.769
     February 2003.........................             4.924           4.810
     March 2003............................             4.858           4.687
     April 2003............................             4.671           4.521
     May 2003..............................             4.577           4.373

     The following table shows, for periods indicated, the average exchange rate between New Israeli Shekels and U.S. dollars, expressed as shekels per U.S. dollar, calculated based on the average of the exchange rates on the last day of each month during the relevant period as reported by the Bank of Israel:

            YEAR                                               AVERAGE
          ---------                                      ---------------------
            1998.....................................           3.810
            1999.....................................           4.153
            2000.....................................           4.068
            2001.....................................           4.203
            2002.....................................           4.738

     On June 17, 2003, the exchange rate was NIS 4.353 per U.S. dollar as reported by the Bank of Israel.

     The effect of exchange rate fluctuations on our business and operations is discussed in "Item 5. Operating and Financial Review and Prospects."

DIVIDENDS

     We have never declared or paid dividends on our ordinary shares. We intend to retain our earnings for future growth and therefore do not anticipate paying any cash dividends in the foreseeable future.

RISK FACTORS


GENERAL BUSINESS RISKS TO NICE BUSINESS PORTFOLIO AND STRUCTURE

INTEGRATION OF THALES CONTACT SOLUTIONS FOLLOWING THE ACQUISITION IN NOVEMBER 2002 MAY PLACE SIGNIFICANT DEMANDS ON OUR OPERATIONS AND FINANCIAL RESOURCES.

     We completed the acquisition of Thales Contact Solutions (or TCS) in November 2002. We cannot guarantee the successful integration of top management, people, product platforms, partners and distribution channels. The integration of TCS also requires a high level of management attention, which further puts risk on day-to-day business management. The integration of acquired companies may place significant demands on our operations and financial resources. Acquisitions of companies involve financial, operational and legal risks, including the difficulty of assimilating operations and personnel of the acquired companies and of maintaining uniform standards, controls, procedures and policies. Any failure to effectively integrate any acquired company could have a material adverse effect on our business, financial condition and results of operations.

THE MARKETS IN WHICH WE OPERATE ARE CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGES AND FREQUENT NEW PRODUCTS AND SERVICE INTRODUCTIONS. WE MAY NOT BE ABLE TO KEEP UP WITH THESE RAPID TECHNOLOGICAL AND OTHER CHANGES.

     We are operating in several markets, each characterized by rapidly changing technology and evolving industry standards. The introduction of products embodying new technology and the emergence of new industry standards can render existing products obsolete and unmarketable and can exert price pressures on existing products. We anticipate that a number of existing and potential competitors will be introducing new and enhanced products. Our ability to anticipate changes in technology and industry standards and to successfully develop and introduce new, enhanced and competitive products, on a timely basis, in all the markets where we operate, will be a critical factor in our ability to grow and be competitive. As a result, we expect to continue to make significant expenditures on research and development, particularly with respect to new software applications, which are continuously required in all our business areas. We cannot assure you that the market or demand for our products will grow as rapidly as we expect, or if at all, that we will successfully develop new products or introduce new applications for existing products, that such new products and applications will achieve market acceptance or that the introduction of new products or technological developments by others will not render our products obsolete. Our inability to develop products that are competitive in technology and price and responsive to customer needs could have a material adverse effect on our business, financial condition and results of operations.

WE MAY NOT SUCCEED IN MAKING ADDITIONAL ACQUISITIONS OR BE EFFECTIVE IN INTEGRATING SUCH ACQUISITIONS.

     One of our business strategies is to pursue acquisitions of businesses, products and technologies that are complementary to those of our businesses. In the past, we have entered into a number of acquisitions and we may make additional acquisitions in the future. There can be no assurance that we will be successful in making additional acquisitions or effective in integrating such acquisitions. In addition, if we consummate one or more significant acquisitions in which the consideration consists, in whole or in part, of ordinary shares or ADSs, shareholders would suffer dilution of their interests in us.

WE MAY BE UNABLE TO MANAGE OUR EXPANSION AND ANTICIPATED GROWTH EFFECTIVELY.

     In 2002 we have expanded our presence in Europe (mainly in the UK) and the Middle East and Africa (or EMEA) through organic growth and through the acquisition of TCS. The growth in our business in EMEA is still in its early stage, and particularly, we are just beginning to develop our digital video business in EMEA. We expect continued growth, particularly in connection with the enhancement and expansion of our operations in EMEA as well as in the Asia Pacific (or APAC) region. However, we cannot assure you that our revenues will increase as a result of this expansion or that we will be able to recover the expenses we incurred in effecting the expansion. Failure to effectively manage expansion of our sales, marketing, service and support organizations could have a negative impact on our business.

WE HAVE RECENTLY MIGRATED TOWARDS THE OUTSOURCING OF THE MANUFACTURING OF OUR KEY PRODUCTS. THE FAILURE OF OUR SUPPLIERS TO MEET OUR QUALITY OR DELIVERY REQUIREMENTS MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

     During 2002, we implemented a manufacturing agreement with Flextronics Israel Ltd., a global electronics manufacturing services company. Under this agreement Flextronics is providing us with a turnkey manufacturing solution from order receipt to product shipment including purchasing, manufacturing, testing, configuration, and delivery services. This agreement currently covers all our products. With the acquisition of TCS, we assumed a contract manufacturing agreement with INSTEM (of the UK) for all ex-TCS products. Consequently, we are now fully dependent on Flextronics and INSTEM and the manufacturing of our products is not in our control. We may experience delivery delays due the inability of the outsourcers to consistently meet our quality or delivery requirements. If these suppliers or any other supplier were to cancel contracts or commitments with us or fail to meet the quality or delivery requirements needed to satisfy customer orders for our products, we could lose time-sensitive customer orders and have significantly decreased quarterly revenues and earnings, which would have a material adverse effect on our business, results of operations and financial condition.

IF WE LOSE OUR KEY SUPPLIERS, OUR BUSINESS MAY SUFFER.

     Certain components and subassemblies that we use in our existing products are purchased from a single or a limited number of suppliers. In the event any of these suppliers are unable to meet our requirements in a timely manner, we may experience an interruption in production until an alternative source of supply can be obtained. Any disruption, or any other interruption of a suppliers' ability to provide components to us, could result in delays in making product shipments, which could have a material adverse effect on our business, financial condition and results of operations. Although we generally maintain an inventory for some of our components and subassemblies to limit the potential for an interruption and we believe that we can obtain alternative sources of supply in the event our suppliers are unable to meet our requirements in a timely manner, we cannot assure you that our inventory and alternative sources of supply would be sufficient to avoid a material interruption or delay in production.

IF WE LOSE OUR KEY PERSONNEL OR CANNOT RECRUIT ADDITIONAL PERSONNEL, OUR BUSINESS MAY SUFFER.

     Recruiting and retaining qualified engineers and computer programmers to perform research and development and to commercialize our products as well as qualified personnel to market and sell those products are critical to our success. As of December 31, 2002, approximately 25% of our employees were devoted to research and product development and 27% were devoted to marketing and sales. An inability to attract and retain highly qualified employees may have an adverse effect on our ability to develop new products and enhancements for existing products and to successfully market such products.

     Our success also depends, to a significant extent, upon the continued service of a number of key management, sales, marketing and technical employees, the loss of whom could materially adversely affect our business, financial condition and results of operations.

OPERATING INTERNATIONALLY EXPOSES US TO ADDITIONAL AND UNPREDICTABLE RISKS.

     We sell our products throughout the world and intend to continue to increase our penetration of international markets. In 1998, 1999, 2000, 2001 and 2002, approximately 98%, 99%, 97%, 96% and 98%, respectively, of our total sales were derived from sales to customers outside of Israel, and approximately 42%, 50%, 53%, 48% and 50% respectively, of our total sales were made to customers in North America. A number of risks are inherent in international transactions. International sales and operations may be limited or disrupted by the imposition of governmental controls and regulations, export license requirements, political instability, trade restrictions, changes in tariffs and difficulties in managing international operations. We cannot assure you that one or more of these factors will not have a material adverse effect on our international operations and, consequently, on our business, financial condition and results of operations.

INADEQUATE INTELLECTUAL PROPERTY PROTECTIONS COULD PREVENT US FROM ENFORCING OR DEFENDING OUR INTELLECTUAL PROPERTY AND WE MAY BE SUBJECT TO LIABILITY IN THE EVENT OUR PRODUCTS INFRINGE ON THE PROPRIETARY RIGHTS OF THIRD PARTIES AND WE ARE NOT SUCCESSFUL IN DEFENDING SUCH CLAIMS.

     Our success is dependent, to a certain extent, upon our proprietary technology. We currently own ten patents (including seven in the United States) to protect our technology and we have 46 applications pending in the United States and other countries. We currently rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure and non-compete agreements, to establish and protect the technology used in our systems. However, we cannot assure you that such measures will protect our proprietary technology, that competitors will not develop products with features based upon, or otherwise similar to, our systems or that we will prevail in any proceeding instituted by us in order to enjoin competitors from selling similar products.

     Although we believe that our products do not infringe upon the proprietary rights of third parties, we cannot assure you that one or more third parties will not make a contrary claim or that we will be successful in defending such claim. In June 2000, Dictaphone Corporation, one of our competitors, filed a patent infringement claim relating to certain technology embedded in some of our products. The claim is for damages for past infringement and enjoinment of any continued infringement of Dictaphone patents. In the court's discretion, the damages may be trebled and attorney fees awarded. As a result we might be forced to pay significant damages and licensing fees, modify our business practices or even be enjoined from conducting a significant part of our U.S. business. Any such results could materially harm our business. We believe, however, that we have a valid defense to this claim and are vigorously defending it. We have received notification from our insurance company indicating that the claim is not covered by our insurance policy; however, our insurance company has agreed to reimburse for us all legal expenses that we are expending in defense of the claim while reserving its final decision on this matter until the final outcome of the litigation. The discovery period is closed, dispositive motions have been filed with the Court, and we are awaiting the Court's decisions on these motions as well as scheduling for trial.

     In April 2002, we received a letter from Dictaphone stating that several of our products were using technology protected by additional Dictaphone patents and offering us a licensing arrangement for these patents. We believe that none of our products infringe upon those patents.

     From time to time, we receive "cease and desist" letters alleging patent infringements. No formal claims or other actions (aside from Dictaphone) have been filed with respect to such letters. We believe that none of these allegations has merit. We cannot assure you, however, that we will be successful in defending Dictaphone's infringement claim or other claims. We also cannot assure you that Dictaphone's claims, or others' claims if asserted, will not have a material adverse effect on our business, financial condition, or operations. Defending the infringement claim or other claims could involve substantial costs and diversion of management resources. In addition, to the extent we are not successful in defending such claims, we may be subject to injunctions with respect to the use or sale of certain of our products or to liabilities for damages and may be required to obtain licenses which may not be available on reasonable terms.

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

WE MAY FACE RISKS RELATING TO GOVERNMENT CONTRACTS.

     We sell our products to, among other customers, governments and governmental entities. These sales are subject to special risks, such as delays in funding, termination of contracts or sub-contracts at the convenience of the government, termination, reduction or modification of contracts or sub-contracts in the event of changes in the government's policies or as a result of budgetary constraints, and increased or unexpected costs resulting in losses or reduced profits under fixed price contracts. Although to date we have not experienced any material problems in our performance of government contracts, or in the receipt of payments in full under such contracts, we cannot assure you that we will not experience problems in the future.

RISKS RELATING TO ISRAEL

OUR BUSINESS MAY BE IMPACTED BY INFLATION AND NIS EXCHANGE RATE FLUCTUATIONS.

     Exchange rate fluctuations between the dollar and the NIS may negatively affect our earnings. A substantial majority of our revenues and a substantial portion of our expenses are denominated in dollars. However, a significant portion of the expenses associated with our Israeli operations, including personnel and facilities related expenses, are incurred in NIS. Consequently, inflation in Israel will have the effect of increasing the dollar cost of our operations in Israel, unless it is offset on a timely basis by a devaluation of the NIS relative to the dollar. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

WE ARE SUBJECT TO THE POLITICAL, ECONOMIC AND MILITARY CONDITIONS IN ISRAEL.

     Our headquarters, research and development and main manufacturing facilities are located in the State of Israel, and we are directly affected by the political, economic and military conditions to which Israel is subject. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence between Israel and the Palestinians, which has led to a crisis in the entire peace process and affected Israel's relationship with several Arab countries. Any armed conflicts or political instability in the region could negatively affect local business conditions and harm our results of operations. We cannot predict the effect on the region of the increase in the degree of violence between Israel and the Palestinians. Furthermore, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as a result of the recent increase in hostilities. Our products are heavily dependent upon components imported from, and most of our sales are made to, countries outside of Israel. Accordingly, our operations could be materially adversely affected if trade between Israel and its present trading partners were interrupted or curtailed.

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

SERVICE AND ENFORCEMENT OF LEGAL PROCESS ON US AND OUR DIRECTORS AND OFFICERS MAY BE DIFFICULT TO OBTAIN.

     Service of process upon our directors and officers most of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since the majority of our assets and most of our directors and officers are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States.

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

WE DEPEND ON THE AVAILABILITY OF GOVERNMENT GRANTS AND TAX BENEFITS.

     We derive and expect to continue to derive significant benefits from various programs and laws in Israel including tax benefits relating to our "Approved Enterprise" programs and certain grants from the Office of the Chief Scientist, or OCS, for research and development. To be eligible for these grants, programs and tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets and conducting the research, development and manufacturing of products developed with such OCS grants in Israel (unless a special approval has been granted). From time to time, the Israeli Government has discussed reducing or eliminating the availability of these grants, programs and benefits, and there can be no assurance that the Government's support of grants, programs and benefits will continue.

     Pursuant to an amendment to Israeli regulations, income from two of our "Approved Enterprises" is exempt from income tax for only two years. Following this two-year period, the "Approved Enterprise" will be subject to corporate tax at a reduced rate of 10-25% (based on the percentage of foreign ownership in each taxable year) for the following eight years. Income from the other two "Approved Enterprises" is tax exempt for four years. Following this four-year period, the "Approved Enterprises" are subject to corporate tax at a reduced rate of 10-25% (based on the percentage of foreign ownership in each taxable year) for the following six years.

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

RISKS RELATING TO NICE BUSINESS

THE INDUSTRY FOR OUR VOICE PLATFORMS AND APPLICATIONS BUSINESS IS CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGES AND FREQUENT NEW PRODUCTS AND SERVICE INTRODUCTIONS. WE MAY NOT BE ABLE TO KEEP UP WITH THESE RAPID TECHNOLOGICAL AND OTHER CHANGES THAT REFLECT A HIGHLY COMPETITIVE MARKET.

     Our most significant market is the market for voice recording platforms and related enhanced applications ( or Voice Platforms and Applications). Voice Platforms and Applications are utilized by entities operating in the contact center, trading floor, public safety and air traffic control segments to capture, store, retrieve and analyze recorded data. The market for our Voice Platforms and Applications is characterized by a group of highly competitive vendors that are introducing rapidly changing competitive offerings around evolving industry standards. The introduction of products embodying new technology and the emergence of new industry standards can render existing products obsolete and unmarketable and can exert price pressures on existing products. We anticipate that a number of existing and potential competitors will be introducing new and enhanced products. Our ability to anticipate changes in technology and industry standards and to successfully develop and introduce new, enhanced and competitive products, on a timely basis, will be a critical factor in our ability to grow and be competitive. As a result, we expect to continue to make significant expenditures on research and development, particularly with respect to new software applications, which are continuously required in all our business areas. We cannot assure you that the market or demand for our products will grow as rapidly as we expect, or if at all, that we will successfully develop new products or introduce new applications for existing products, that such new products and applications will achieve market acceptance or that the introduction of new products or technological developments by others will not render our products obsolete. Our inability to develop products that are competitive in technology and price and responsive to customer needs could have a material adverse effect on our business, financial condition or results of operations.

CONTINUING ADVERSE CONDITIONS IN INFORMATION TECHNOLOGY SECTORS MAY LEAD TO A DECREASED DEMAND FOR OUR VOICE PLATFORMS AND APPLICATIONS AND MAY HARM OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Our operating results may be materially adversely affected as a result of recent unfavorable economic conditions and reduced information technology spending, particularly in the product segments in which we compete. During 2002, there was a decrease in demand for our Voice Platforms and Applications as customers delayed or reduced information technology expenditures. In particular, many enterprises, telecommunications carriers and service providers have reduced spending in connection with contact centers, and many financial institutions have reduced spending related to trading floors. These trends may adversely affect the growth of sales of new Applications. If these industry-wide conditions persist, they will likely have an adverse impact, which may be material, on our business, financial condition and results of operations.

VOIP EXPANSION

     The expansion of the new Voice over Internet Protocol (or VOIP) in contact centers and trading floors may lead to other companies taking leadership. Strategic partners may change their vendor preferences. New developments of VOIP may lead to embedded VOIP recording as part of the VOIP switch or networking infrastructure. We cannot assure you that our products or existing partnerships will ensure sustainable leadership.

WE DEPEND ON A NUMBER OF KEY STRATEGIC DISTRIBUTION PARTNERS FOR OUR VOICE PLATFORM AND APPLICATION SALES

     In 2002 more than 57% of our indirect sales for Voice Platforms and Applications came from strategic partners, which accounted for a total of 39% of our entire Voice Platforms and Applications sales, or 32% of our entire sales. Our competitors' ability to penetrate these strategic relationships, particularly our relationship with AVAYA, our largest global distribution partner, may result in a significant reduction of sales through that partner.

WE DEPEND ON THE SUCCESS OF THE NICELOG SYSTEM AND RELATED PRODUCTS.

     We are dependent on the success of the NiceLog system and related products to maintain profitability. In 1998, 1999, 2000, 2001 and 2002, approximately and respectively, 94%, 88%, 84%, 79%, and 78% of our revenues were generated from sales of NiceLog systems and related products and we anticipate that such products will continue to account for a significant portion of our sales in the next several years. A significant decline in sales of NiceLog systems and related products, or a significant decrease in the profit margin on such products, could have a material adverse effect on our business, financial condition or results of operations.

WE ARE EXPANDING THE SCOPE OF OUR VOICE PLATFORMS AND APPLICATIONS TO INCLUDE ENTERPRISE BUSINESS PERFORMANCE MANAGEMENT SOLUTIONS. WE MAY NOT HAVE THE SUFFICIENT RESOURCES TO SUCCESSFULLY LEAD SUCH A PROCESS.

     We are expanding the scope of our Voice Platforms and Applications to Enterprise Performance Management solutions, with a focus on analytic software solutions that are based on voice and data content analysis. The market for such content analysis applications is still in its early phases. Successful positioning of our products is a critical factor in our ability to maintain growth. Furthermore, new potential entrants from the traditional enterprise business intelligence and business analytics sector may decide to develop recording and content analysis capabilities and compete with us in this emerging opportunity. As a result, we expect to continue to make significant expenditures on marketing. We cannot assure you that the market awareness or demand for our new products will grow as rapidly as we expect, or if at all, that we will successfully develop new products or introduce new applications for existing products, that such new products and applications will achieve market acceptance or that the introduction of new products or technological developments by others will not adversely impact the demand for our products.

OUR SUCCESS IN THE PUBLIC SAFETY SEGMENT DEPENDS ON SEVERAL MARKETING FACTORS.

     Our ability to succeed in the public safety segment depends on our ability to develop an effective network of distributors to the mid-low segment of the public safety market, while facing pricing pressures and a low-end entry barrier. We face fierce competition from players like Dictaphone, CVDS, VoicePrint and others that results in price erosion. We believe that our ability to sell and distribute our Voice Platforms and Applications to the public safety market depends on a number of successful marketing and product development initiatives, but cannot assure you of their success.

THE VIDEO PLATFORM AND APPLICATIONS MARKET IN WHICH WE OPERATE IS HIGHLY COMPETITIVE AND WE MAY BE UNABLE TO COMPETE SUCCESSFULLY.

     Another market which we service is the market for digital video products and applications (or Video Platform and Applications). Our Video Platform and Applications are utilized by entities in the closed circuit television (or CCTV) security, gaming and retail industries to capture, store and analyze digital video and related data. The market for our Video Platform and Applications is highly competitive and includes products offering a broad range of features and capacities. We compete with a number of large, established manufacturers of video recording systems and distributors of similar products, as well as new emerging players in the field. The price per channel of digital recording systems has decreased throughout the market in recent years, primarily due to competitive pressures. We cannot assure you that the price per channel of digital recording systems will not continue to decrease or that our gross profit will not decrease as a result thereof. We cannot assure you that we will be able to compete successfully or that competition will not have a material adverse effect on our business, financial condition and results of operations.

WE MAY BE UNABLE TO DEVELOP STRATEGIC ALLIANCES AND MARKETING PARTNERSHIPS FOR THE GLOBAL DISTRIBUTION OF OUR VIDEO PLATFORM AND APPLICATIONS, WHICH MAY LIMIT OUR ABILITY TO SUCCESSFULLY MARKET AND SELL THESE PRODUCTS.

     We believe that developing marketing partnerships and strategic alliances is an important factor in our success in marketing our Video Platform and Applications and in penetrating new markets for such products. We have recently started to develop a number of strategic alliances for the marketing and distribution of our Video Platform and Applications. We cannot assure that we will be able to successfully develop such partnerships or strategic alliances. Failure to develop such arrangements may limit our ability to successfully market and sell our Video Platform and Applications and may have a negative impact on our business.

WE ARE DEVELOPING NEW VIDEO CONTENT ANALYSIS APPLICATIONS. WE MAY NOT HAVE SUFFICIENT RESOURCES TO SUCCESSFULLY COMMERCIALIZE SUCH APPLICATIONS.

     We are developing and commercializing new video content analysis applications that enable real-time detection of security threats. The market for such video content analysis applications is still in an early phase. As this is a new opportunity for changing security procedures and transition to proactive security management, we cannot anticipate the pace in which security organizations will adopt this technology. Successful positioning of our products is a critical factor in our ability to maintain growth. New potential entrants to the market may decide to develop video content analysis capabilities and compete with us in this emerging opportunity. As a result, we expect to continue to make significant expenditures on marketing. We cannot assure you that the market awareness or demand for such new products will grow as rapidly as we expect, or if at all, that we will successfully develop new products or introduce new applications for existing products, that such new products and applications will achieve market acceptance or that the introduction of new products or technological developments by others will not adversely impact the demand for our video content analysis applications.

OUR COMINT/DF BUSINESS IS SMALL.

     Another market we serve is the market for communication intelligence and direction finding (or COMINT/DF) applications utilized by military intelligence operations. Our COMINT/DF business is small in size, we are considered a niche player, and are depending on system integrators for the growth of the business. We cannot assure you the sustainability of this business in the longer term.

OUR LAWFUL INTERCEPTION PRODUCT OFFERINGS BUSINESS IS IN ITS EARLY STAGES.

     Our NiceTrack system for the Lawful Interception marketplace is particularly designed for the new European Telecommunications Standardization Institute (or ETSI) standard. The implementation of this standard may be very slow and the potential of sales may be limited.

THE PACE OF THE HOMELAND SECURITY SPENDING MAY BE SLOWER THAN ANTICIPATED.

     The market for our security solutions in closed circuit television (or
CCTV) continuous recording, public safety and law enforcement is highly dependent on the spending cycle and spending scope of the US Homeland Security department as well as local, state and municipal governments and security organizations in international markets. We cannot be sure that the spending cycle will materialize and that we will be positioned to benefit from the potential opportunities.

RISKS RELATED TO OUR ORDINARY SHARES AND ADSS

OUR SHARE PRICE MAY BE VOLATILE AND MAY DECLINE.

     Numerous factors, some of which are beyond our control, may cause the market price of our ordinary shares or our American Depositary Shares, or ADSs, each of which represents one ordinary share, to fluctuate significantly. These factors include, among other things, announcements of technological innovations, customer orders or new products by us or our competitors, earning releases by us or our competitors, market conditions in the industry and the general state of the securities markets, with particular emphasis on the technology and Israeli sectors of the securities markets.

OUR OPERATING RESULTS IN ONE OR MORE FUTURE PERIODS MAY FLUCTUATE SIGNIFICANTLY AND MAY CAUSE OUR SHARE PRICE TO BE VOLATILE.

     Our quarterly operating results may be subject to significant fluctuations due to various factors, including the length of the sale cycles, the timing and size of orders and shipments to customers, variations in distribution channels, mix of products, new product introductions, competitive pressures and general economic conditions. In particular, the COMINT/DF products are long-term projects that may also affect quarterly results. Because a significant portion of our overhead consists of fixed costs, our quarterly results may be adversely impacted if sales fall below management's expectations. In addition, the period of time from order to delivery of our Audio and Video Platforms and Applications is short, and therefore our backlog for such products is currently, and is expected to continue to be, small and substantially unrelated to the level of sales in subsequent periods. As a result, our results of operations for any quarter may not necessarily be indicative of results for any future period. Due to all of the foregoing factors, in some future quarters our sales or operating results may be below our forecasts and the expectations of public market analysts or investors. In such event, the market price of our ordinary shares and ADSs would likely be materially adversely affected.

ITEM 4.   INFORMATION ON THE COMPANY.


GENERAL

     Our legal and commercial name is NICE Systems Ltd. We are a company limited by shares organized under the laws of the State of Israel. We were originally incorporated as NICE Neptun Intelligent Computer Engineering Ltd. on September 28, 1986 and renamed NICE-Systems Ltd. on October 14, 1991. Our principal executive offices are located at 8 Hapnina Street, P.O. Box 690, Ra'anana 43107, Israel and the telephone number at that location is +972-9-775-3030. Our agent for service in the United States is our subsidiary, NICE Systems Inc., 301 Route 17 North, Rutherford, New Jersey 07070.


PRODUCTS/MARKETS OVERVIEW

1) VOICE PLATFORMS AND APPLICATIONS

     PRODUCTS

     Our Voice Platforms and Applications include recording, monitoring, quality management and business performance management solutions which are designed to protect businesses and customers against risks posed by lost or misinterpreted voice or data transmissions and capture, evaluate and analyze customer interactions in order to improve contact center agent performance, business processes and the customers' experience.

     Voice recorders (or loggers) are systems that capture and record large volumes of voice data transmitted over multiple telephone or other communication lines and allow users to retrieve and playback specific communication data. Traditional voice recorders were based on analog reel-to-reel technology, which limited an organization's ability to store and retrieve data efficiently, and which could not interface with digital computer and telecommunication networks. In the early 1990s, analog reel-to-reel recorders began to be replaced with analog VHS-based products and, more recently, by digital products, including those based on magnetic disk, optical disk or digital audio tapes (or DAT). Organizations' growing needs to record, process and store large amounts of voice data resulted in the introduction of digitally-based voice recording systems characterized by increased performance and improved system economics. Digital multi-channel recording systems enable simultaneous recording and logging of a large number of channels, while enabling a large number of users to process voice data simultaneously. Digital systems' advantages over traditional analog systems include the immediate random access to recorded data, open connectivity and compact size of both the recording unit and storing and archiving media. Advanced, industry-standard, digital voice recording systems employing CTI technologies allow for integration of the recording and retrieval functions with organizations' computer and telecommunications networks, thereby delivering maximum business benefits, increased user efficiency, and wider access for a larger numbers of users. The demand for sophisticated CTI digital voice recording systems is increasing as a result of the increased demand for digital recording systems, particularly in the contact center market and the conversion by the large installed base of analog systems to digital technology, specifically in the financial institutions, public safety and ATC markets.

     NiceLog, our flagship digital voice recording system, is a computer telephony integrated multi-channel voice recording and retrieval system. NiceLog is an open architecture system based on PC architecture and advanced audio compression technology that performs continuous, reliable recordings of up to thousands of analog and digital telephone lines, as well as radio channels, and enables simultaneous access by multiple users. NiceLog can be used either as a stand-alone unit or as part of a highly expandable and scaleable system comprised of several seamlessly integrated units. Each NiceLog unit can simultaneously record, monitor, archive and playback up to 224 channels allowing for substantial space saving. NiceLog's open architecture provides a wide variety of connectivity options to computer networks such as Novell/IPX and TCP/IP using Windows 95, Windows NT, Windows 2000, Windows XP and UNIX operating systems, and telecommunication interfaces such as T1, E1, ISDN and analog trunks. The modular design of the NiceLog system makes it a powerful voice management tool that can be expanded to satisfy customers' needs by integrating it with additional NiceLog units on the same local area network, or LAN.

     The NiceLog's system administrator software enables the system's supervisor to configure individual or multiple voice loggers from the central workstation and to setup passwords for individual users. The supervisor software constantly monitors the integrity of the system and displays error or warning messages when storage capacity is low or if there are any other problems with the system. The voice recorders are activated by commands received from a workstation through a LAN. NiceLog stores all information on hard disk for immediate retrieval, and on DAT for long-term archiving, through advanced compression technology. All stored information can be accessed simultaneously by any number of authorized users connected to the LAN through decompression of stored data.

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

     NiceCLS is an add-on module included in the NiceLog system. NiceCLS is a CTI server connected to the customer's switch, business data system and other NiceLog system components. It collects call details such as start and stop times, extension numbers, caller ID, routing path in the switch, agent identification, agent group, and customer and transaction identification. This information is integrated with the recorded voice, forming a comprehensive call database and enabling additional recording solutions. With this high level of integration, NiceLog provides additional advanced solutions, such as selective recording and recording on demand, and enables calls to be quickly retrieved and analyzed. The sophisticated indexing of the database enables prompt location and retrieval of recordings. Free-seating environments, such as contact centers and trading floors, where the trader or agent may log-in to any telephone station, require NiceCLS' capabilities for immediate recognition of individual users regardless of the telephone or channel accessed. NiceCLS also enables cost-effective trunk-side recording. NiceCLS can be adapted to the customer's needs based on the host environment and the size and type of database.

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

     NiceUniverse, introduced in February 1998, is a comprehensive quality management solution used to evaluate agent performance and to raise the level of customer service in contact centers through advanced voice and desktop screen recording technologies. The NiceUniverse system provides objective evaluation tools and helps identify training requirements for contact center agents, including real-time monitoring for instant access to live customer interactions and enhanced reporting and administration features. NiceUniverse uses a CTI that integrates with ACDs. This enables NiceUniverse to monitor and record agent sessions (voice and screen) on a user-defined schedule and store them in compressed digital format. Sessions are later retrieved by the reviewers from their network PCs, and agent performance is graded using customized on-screen templates. From these templates and other data, NiceUniverse generates detailed reports, statistics and graphs to help identify training requirements and set relevant benchmarks for contact center agents.

     Through the acquisition of TCS, NICE provides first responders and air traffic control organizations with a full range of recording features for voice, radio and trunked radio, including on-line access to hundreds of hours of recording for a quick response time, a choice of different types of archiving media, and a dubbing capability to edit calls on-line for courtroom presentations. The system enables the organizations to re-construct scenarios, investigate and improve performance. NICE is a leader in this market and our products are currently being used in a significant number of air traffic control facilities, including FAA and NAV Canada, as well as large police, transportation, emergency services command and control centers.

     The underlying voice recording platforms used in the public safety marketplace are similar to the products described above. Their primary use is to record and replay voice conversations and associated data in order to be able to reconstruct and analyze incidents that have occurred. However, there are some significant technical differences owing to the need in many cases to capture not only voice traffic coming into and out of the public service command and control center, e.g. a 911 center, but also the radio traffic that is occurring between the command and control center and the field personnel. Hence the technical interfaces and architecture of the products are often different to those required for commercial environments.

     The other major difference is that there may be the need to replay and analyze multiple conversations that occurred in connection with an event in order to fully analyze it. For example, it may be necessary to replay, in synchronism, many different radio channels, together with the radio dispatch conversations, together with the telephone conversations from multiple callers.

     Our public safety products range in size and complexity from small, single-site single- recorder systems to large, multi-site, multi-recorder systems integrated with trunked radio and computer-aided dispatch systems. Below is a description of our public safety products.

     Wordnet is a medium sized recording system and its current Series 3 version is available with up to 128 channels per unit. Multiple units can be configured into a larger, integrated system of many hundreds or thousands of channels. Wordnet has a wide range of analogue and digital interfaces, to the telecommunications networks that it is recording from and stores the digitized voice and other data on internal hard disk and optional additional external RAID hard disk storage systems. Voice recordings and associated data can be archived for long term retention onto DVD disks or VXA tapes. Wordnet is usually connected to a LAN to provide access to the system management and replay applications that run on separate PC servers. Wordnet has a powerful CTI capability and can be integrated with a wide range of proprietary CTI interfaces from companies including Aspect, Siemens, Avaya, Damovo, Nortel, Alcatel, Motorola and BT.

     Mirra is a small recording system that is particularly suited to simple recording applications in which it can record up to 32 channels of voice traffic from a wide variety of analogue and digital interfaces. Mirra has been designed to be simple to install, operate and maintain and has been sold into many local, city and state public safety organizations that have a single site operation. Digitized voice and associated data are stored onto DVD disks that provide a robust and long-term archive medium. Mirra's design avoids using an internal hard disk for the operating system and consequently it starts-up very rapidly and avoids the maintenance liabilities associated with hard disks.

     Tienna is a large recorder that is designed to form part of a Renaissance solution. Renaissance solutions are used when the customer has a complex requirement typically involving multiple recorders, multiple sites and dual-redundant components in order to provide very high performance and resilience. Tienna can provide up to 480 channels per unit and multiple units can be interconnected to form a system of many thousands of ports. Tienna is unique in that it provides dynamic channel allocation between the active ports on the recorder and a greater number of channels on the networks to which it is connected. This provides a more efficient use of the system's resources than a permanent 1:1 connection of channels to ports. Tienna contains internal hard disks for short term storage but relies upon the Renaissance Centralized Mass Storage Unit (CMSU) for all medium and long term storage and for archiving onto tapes.

     Renaissance solutions can incorporate combinations of Wordnet and Tienna recorders as well as the Central Mass Storage Unit (CMSU), Calls Database and Replay Server. These components operate together in a networked configuration to provide a complete recording solution and can be fully duplicated in order to provide very high levels of redundancy and reliability.

MARKETS

     The market for digital voice recording, quality monitoring and performance management products has experienced steady growth in recent years as a result of the increase in the use of telephones to obtain information, to initiate business and consumer contacts, to provide services such as banking and insurance, and to sell products through contact centers.

     Users of our Voice Platforms and Applications, include financial institutions, such as brokerage and trading houses; contact centers, such as telemarketing, telebanking and teleinsurance facilities; public safety and transportation agencies, such as police, fire and ambulance departments; ATC centers; and intelligence agencies.

     FINANCIAL INSTITUTIONS. Financial institutions conduct a substantial portion of their business over the telephone and are increasingly relying upon their ability to record, store and retrieve voice data of transactions in a timely, reliable and efficient manner. Brokers and dealers record and store recordings of transactions to provide back-up and verification of such transactions and to guard against risks posed by lost or misinterpreted voice communications. Our customers in the financial institutions market include ABN AMRO Bank, Chase Manhattan Bank, Citibank, Deutsche Bank, Dresdner Bank, First Chicago NBD, CIBC Oppenheimer, Bank of America, the Sydney Futures Exchange and many others.

     CONTACT CENTERS. Businesses and other organizations are increasingly using dedicated centers for processing and managing high volumes of incoming and outgoing customer telephone traffic. Contact centers have been used extensively in such fields as credit card and consumer collections, telebanking, teleinsurance, catalog sales, telemarketing and customer service. In these contact centers, activities such as placing and receiving telephone calls are linked to database management computer functions to capture, store and report relevant customer information. Typically, the contact center is the primary "hub" within an organization for placing or receiving a large volume of customer calls. Customer service representatives are the contact center's workforce responsible for talking with customers about subjects, including reservations, product information, account information, and problem resolution. As the importance of the contact center has increased and as more functions and capabilities have been combined, a parallel industry has emerged. This industry creates and supports the systems, software and services that are designed to make these contact centers efficient, effective and well matched to the broader corporate mission of the enterprise. The contact center market, particularly in the United States, has been increasingly using continuous and random voice recording systems to enable storage of the details of telephone orders and other transactions, supervision of contact center operators and campaigns, and evaluation of salespersons' efficiency, customer service and training. Users of the NiceLog system in this market include Addison Lee, Banque Directe, British Gas, Halifax Direct, The Montana Power Company, Thomas Cook, Vodafone Connect and Yorkshire Electricity. Users of our NiceUniverse quality management system include APAC Customer Services, Arch Communications, Boston Communications, Electric Insurance Company, and TeleTech Holdings.

     PUBLIC SAFETY AND EMERGENCY SERVICES. These organizations include police, fire, ambulance, coastguard, mountain rescue and other similar public and private bodies that respond to calls for assistance from the public. In most cases, local, state or federal law requires that all communications traffic be recorded in order that evidence can be provided in courts of law, and in order that the public safety body can verify that it is following prescribed processes and meeting performance standards. Our customers in the public safety market include: New York Police Department, Los Angeles Police Department, Chicago Police Department, Indiana State Police, New Jersey State Police, Seattle Fire Department, US Department of Defense, Hampshire Police - UK and Hertfordshire Police - UK.

     PUBLIC TRANSPORT AGENCIES. These organizations include rail, bus and mass transit metro systems. They use large-scale, distributed, fixed and mobile communications networks in order to provide command and control capabilities between the mobile units and one or more control rooms. In the event of an incident, they are required to be able to produce recordings of all associated communications traffic. Many of these organizations are implementing the latest generation of digital trunked radio systems according to one of the several international standards, such as TETRA, Tetrapol or APCO25, and the recording system is required to interface to these radio systems in order to capture and identify all radio traffic. Our customers in the public transportation market include authorities like Singapore Mass Transit Authority and Railtrack - UK.

     AIR TRAFFIC CONTROL. The ATC market is a traditional user of voice recording systems due to mandatory requirements for the recording of voice communications and radio transmissions. ATC centers are evaluating the need to upgrade their voice communications recording and archiving systems by installing digital voice loggers. NiceLog was selected by the FAA as the voice recording system to be installed in over 800 ATC centers in the United States. NiceLog and Wordnet have also been selected by ICAO and other ATC authorities in Austria, Canada, China, Croatia, Cyprus, Finland, Germany, Hong Kong, Hungary, Kazakhstan, Iceland, Israel, Japan, the Maldive Islands, the Netherlands, Norway, Poland, Romania, Switzerland and Turkey.

     INTELLIGENCE AGENCIES. Law enforcement and intelligence agencies collect large amounts of information in various media for analysis and evaluation, although only a small portion of that information is valuable. Intelligence agencies require sophisticated multi media recording systems that enable the recording, retrieval and processing of the information gathered for purposes of analysis and evaluation. Users who have installed NiceLog or Wordnet systems, either as stand alone systems or in combination with other systems, include intelligence agencies in more than twenty countries.

SALES AND MARKETING, STRATEGIC RELATIONSHIPS

     We market, distribute and service our Voice Platforms and Applications worldwide primarily through independent dealers that predominantly specialize in the voice recording market and contact center market, as well as through our own sales and technical support force in the United States, Canada, Germany, the United Kingdom, France, Hong Kong and Israel. Most of the sales made by our sales force are made to our distributors, who then install the systems and provide day-to-day support to end-users.

     In the Financial Trading segment, we have established marketing, sales and support arrangements with leading suppliers of complementary products such as IPC and Etrali, two leading suppliers of telephony switching equipment to financial institutions and trading rooms. These companies market and distribute our products to their customers either as stand-alone systems or as integrated components of their own systems, as follows:

     o An OEM agreement with IPC Information Systems, Inc. IPC, a leading provider of integrated communications solutions to the financial services community, has embedded a NiceLog platform customized for IPC into IPC's Alliance MX product line and sells this product as an integral part of the IPC product.

     o A marketing agreement with Etrali S.A., a telecom integrator serving the financial community. Etrali is the European leader of dealerboard systems for trading rooms. Etrali and we have closely integrated our products for dealing rooms, which are distributed globally by Etrali S.A.

     o A marketing agreement with BT Syntegra, BT's selling and integration company in the trading floor segment.

     In the Contact Center segment, we have also entered into global distribution agreements with Avaya Inc. (formerly the Enterprise Network Group of Lucent Technologies), Siemens and Alcatel, as follows:

     o A marketing partnership with Avaya Inc. (formerly the Enterprise Network Group of Lucent Technologies). Avaya is the leading global provider of enterprise business communication platforms in voice, e-business and data. Avaya is co-selling our Voice Platforms and Applications to its customers globally. In addition, and following our acquisition of CenterPoint Solutions, Avaya sells our NICE ANALYZER(TM) software as part of its software application suite.

     o A non-exclusive marketing and reseller collaboration with Alcatel, Siemens and Philips.

     o    We also participate in an alliance program with Aspect
          Telecommunications Ltd. to ensure the compatibility of our call center product line with Aspect's automatic call distribution systems and to promote this integration through Aspect's marketing materials. Additionally, we participate in an alliance program with Aspect to promote the compatibility of the NiceLog system with Aspect's automatic call distribution systems through Aspect's marketing materials.

     o We also integrate our products with Siebel Systems and Amdocs (Clarify Inc.) in the CRM Space. These integrations with leading CRM providers enable our customers to capture and enhance their customers' entire experience in the contact center from start to finish and to more tightly integrate the functionality delivered by our products into their business environment.

     In the public safety market we distribute our products worldwide through a network of over 100 national and local independent dealers and distributors that also provide installation and maintenance services.

     o A marketing agreement with Motorola Inc. for the co-marketing and resale of our range of products for the public safety market in North American and International markets. This relationship includes the appointment of NICE as the only authorized Dimetra Application Partner for Motorola's trunked radio solutions.

     o We also market and sell systems through major regional or global partners, such as BT, Siemens, Damovo, Marconi, Nokia and Alcatel.

     In the ATC market, we have been awarded contracts for installation of NiceLog systems on the basis of bids submitted to ATC authorities by Denro Systems, Inc. (part of Northrup Grumman, Inc.) and others that incorporated NiceLog as the voice recording system as part of their proposal. Pursuant to an agreement dated August 1995 between the FAA and Denro, NiceLog was selected as the voice recording system to be installed in various ATC centers in the United States. We provide the NiceLog cards (including software) to Denro and Denro assembles and installs the NiceLog cards.

2) DIGITAL VIDEO PLATFORMS AND APPLICATIONS

     PRODUCTS

     NiceVision is a state-of-the-art digital video and audio recording system that provides continuous closed circuit television, or CCTV, recording, archiving, and debriefing capabilities that meet the needs of today's demanding security environment, including central banks, Fortune 500 companies, transportation facilities, prisons, and casinos.

     Our NiceVision product line consists of the NiceVision Pro and the NiceVision Harmony The NiceVision Pro is a premium solution designed for high-end applications requiring high- frame rate and/or a large number of cameras in a campus environment. Typical environments for the Pro are airports, casinos, ground transportation facilities, etc. The Pro accommodates 96 video channels in half real time (48 real time) in one single box and can handle storage devices in the range of tera-bytes. These devices are of two types: disk based on-line storage (internal drives or RAIDs) and tap-based off-line juke box devices.

     The NiceVision Harmony is a mid-range digital video recording solution designated for sites accommodating a large number of cameras yet requiring a variety of frame rates per channel, spanning from single frames per second to full frame rate, when required. Typical environments for the Harmony are retail shops, certain bank facilities, corporate buildings, etc. The Harmony caters for 64 video channels with a preset frame rate shared between groups of channels. The Harmony can also support large storage devices as the Pro.

MARKETS

     The market for Digital Video platforms, which provide continuous video surveillance and recording for security protection purposes, is currently unfolding as CCTV applications shift from traditional analog recorders to digital recorders. Users of our digital video recording systems include correctional facilities, banks, telecommunication data-center hosting centers, retail, casinos, transportation and city centers.

     Customers for our products include the Bank of England, Dell Computer Corporation, Atlanta Hartsfield International Airport, Toronto Pearson International Airport, the Helsinki Railway Station - Finland, Casino Cosmopol in Sweden, the Metropolitan Nashville Airport Authority, correctional facilities in Brooklyn, New York, and Rush City, Minnesota, Wycombe District Council and Dulwich College - UK and the Palace Indian Gaming Center of Lemoore, one of California's largest gaming facilities,.

SALES AND MARKETING, STRATEGIC RELATIONSHIP

     We have a dedicated sales organization for the NiceVision digital video recording system. We use a network of dealers and security systems integrators for the sale, installation and support of our solutions. Most of our NiceVision sales and marketing organization focuses on the U.S. market and we have started to develop the European market through a team in the U.K. and Israel. In North America we work through key partners such as Siemens Building Technologies and Diebold. In EMEA we have recently started to work with Thales Security and Surveillance group.

3) LAWFUL INTERCEPTION

     PRODUCTS

     In 2001, we introduced NiceTrack(TM), a telecommunications monitoring system for the government law enforcement markets, that meets the United States CALEA (Communications Assistance for Law Enforcement Act) requirements according to the standard defined by TIA (Telecommunication Industry Association), and the European ETSI (European Telecommunications Standard Institute) standard. NiceTrack(TM) enables government law enforcement agencies to monitor the calls of targets, which are intercepted by the service providers and delivered to the monitoring agencies.

     NiceTrack(TM) is a comprehensive solution for monitoring a wide range of targets' telecommunications and in-depth analysis of their related meta-data. NiceTrack(TM) monitors a variety of communications media, including analog lines, fixed telephony, cellular networks, SMS, fax, data and Internet networks. Internet monitoring may be implemented as a stand-alone system or may be fully integrated with the telephony monitoring system, providing a unified monitoring center.

     NiceTrack(TM), as a lawful interception solution, is fully compliant with the international standards set by ETSI standard 201671 and the American TIA (J-std-025).

     MARKET

     The market for telecommunications monitoring systems for government law enforcement and intelligence agencies has undergone some drastic changes in the last few years. Standards defining the methods and the protocols of delivery of the intercepted targets' communications by the service providers to the law enforcement agencies have been released by the American TIA, the European ETSI and by other countries. These standards are being adopted by governments through new regulations which place the responsibility of interception of targets' traffic on the service providers and requires them to comply with these standards. Additionally, these new regulations expand the freedom and scope of monitoring targets' telecommunications.

     SALES AND MARKETING

     We have a dedicated sales and marketing organization for the NiceTrack system. We market the system worldwide through our direct sales force and through distributors.

4) COMINT/DF

     PRODUCTS

     We develop, design, manufacture and market COMINT/DF systems, which are used primarily for spectrum monitoring, signal tracing and direction finding applications. Our COMINT/DF systems can be installed on a wide range of platforms, including mobile and fixed ground installations as well as aboard airplanes and ships. Users of our COMINT/DF systems include government agencies, primarily intelligence gathering organizations. These systems are tailored to the specific requirements of users. In addition, our COMINT/DF systems may be used, in the future, by ATC centers in order to detect the direction of aircraft and for spectrum surveillance for commercial applications such as locating the unauthorized use of frequencies.

     Our COMINT/DF principal systems are the CDF 1500 and the CDFS-5000, powerful spectral surveillance and direction finding systems that operate in the 1.5-1200 MHz frequency range (CDF 1500) and in 0.5 to 3000 MHz frequency range (CDFS-5000), enabling users to detect, locate and monitor transmitted communications signals. Our NiceFix COMINT/DF system is specially adapted for the ATC and VTS (Vessel Traffic Service) markets. We are currently in the final developing phase of the CDFS-5000 product family, with first deliveries expected in 2003. This system is based on wide band receiver technology and software radio digital processing platforms designed to provide a solution for the communication transmissions.

     Our COMINT/DF systems are usually combined with our voice recording systems, enabling the monitoring of detected transmissions as well as storage and retrieval of the transmitted data. As a result, our COMINT/DF systems provide users with the capability of archiving large volumes of recorded information and applying sophisticated database management for automatic retrieval and analysis.

     The COMINT/DF systems can operate either as a stand alone single sensor to measure direction of arrival, or to locate the transmitting object when using two or more sensors. This information is stored on the system data base, enabling retrieval of all relevant data, of transmitted communications. Our COMINT/DF systems' modular approach, open system architecture and use of commercial off the shelf, or COTS, elements enable us to cost effectively tailor the interfaces and other features of the system to address the highly specialized needs of individual users.

     Our COMINT/DF systems are used by governmental/intelligence agencies in order to detect and measure the direction of transmission signals. The Nicefix COMINT/DF system is used by ATC/VTS centers to locate aircraft/vessels by measuring the direction of the aircraft/vessel communications signal. This data is then used by the control tower operator to direct the aircraft/vessel. To date, our COMINT/DF systems are in use by more than ten governments/agencies.

SALES AND MARKETING

     We sell standard systems to systems houses such as Elisra Electronic Systems Ltd. as well as custom-made systems tailored to the specific needs of their respective customers. These companies market and distribute our product primarily to foreign governments and governmental agencies as integrated components of their sophisticated intelligence systems. Our relationships with the systems houses allow us to take advantage of their strengths in selling integrated communication intelligence and electronics systems to governments.

MANUFACTURING AND SOURCE OF SUPPLIES

     Our products are built in accordance with industry standard infrastructure and are PC compatible. The hardware elements in our products are based primarily on standard commercial off the shelf components and utilize proprietary in-house developed circuit cards and algorithms and digital processing techniques and software. In the fourth quarter of 2002, we started selling "software only" solutions for screen loggers, based on standard HP and IBM servers.

         Prior to the first quarter of 2002, our manufacturing operations consisted primarily of final assembly and testing of components and subassemblies. We manufactured our CTI and NiceVision products in our facility in Ra'anana, Israel and our COMINT and special NiceLog systems in our facilities in Ra'anana and Sunnyvale, California.

     During the first quarter of 2002, however, we began implementation of a contract manufacturing agreement with Flextronics Israel Ltd., a subsidiary of a global electronics manufacturing services (EMS) company. Under this agreement Flextronics is providing us with a turnkey manufacturing solution from order receipt to product shipment including purchasing, manufacturing, testing and configuration. This agreement covers all of our product lines, including our voice recording family of products, our video product lines, our upgrade lines and our spare parts and RMA. We believe this outsourcing agreement provides us with a number of cost advantages due to Flextronic's large-scale purchasing power, and greater supply chain flexibility. We completed the transfer to Flextronics of the production for all our products during the second half of 2002.

     Some of the components have a single approved manufacturer while others have two or more options for purchasing. In addition, for some of the components and subassemblies we maintain an inventory to limit the potential for interruption. We also carry out OEM relationships directly with some of the more significant manufacturers of our components. Although certain components and subassemblies we use in our existing products are purchased from a limited number of suppliers, we believe that we can obtain alternative sources of supply in the event that such suppliers are unable to meet our requirements in a timely manner.

     We also have a contract manufacturing agreement entered into by TCS prior to its acquisition by NICE, with Instem Technologies Ltd, a UK company. Under this agreement Instem is the exclusive manufacturer of all TCS products. This manufacturing facility is located in the UK.

     Quality control is conducted at various stages at our manufacturing outsourcers' facilities and at their subcontractors' facilities. Quality control for the COMINT DF systems is conducted at our facility. We generate reports to monitor our operations, including statistical reports that track the performance of our products from production to installation. This comprehensive data allows us to trace failure and to perform corrective actions accordingly.

     Our manufacturing operation has qualified for and received the ISO-9002 quality standard for all of our products. Additionally, our COMINT/DF systems are qualified for and have received the ISO-9001 quality standard.

SERVICE AND SUPPORT

     We have focused on building a strong service and support organization for all our systems. Our dealers, as well as other telecommunications companies that market our products, are primarily responsible for supporting the day-to-day requirements of the end-users, while we provide technical support to such dealers and partners. In order to support our direct customers and partners, we established three regional support centers, the largest of which in Denver, Colorado, to support our U.S. customers and partners, as well as one in Hong Kong to support APAC customers, dealers and partners, and one in the UK to support EMEA customers, dealers and partners. We maintain at our headquarters a staff of highly skilled customer service engineers that offer support to our dealers or partners that offer direct support to our customers. These service engineers, as well as additional service engineers located in our offices in the United States, EMEA and APAC, provide first class field services and support worldwide. We maintain regular training sessions for our dealers and installation support as well.

     In 2002, we significantly increased the revenues from services while successfully integrating the TCS services group. We now have a consolidated support group delivering services to both NICE and TCS business partners and customers.

     Our systems are generally sold with a warranty for repairs of hardware and software defects and malfunctions, the term of which is usually one year after shipment. Longer warranty periods are applicable to sales in certain international and government markets. Extended warranty and service coverage is provided in certain instances and is usually made available to customers through our distributors on a contractual basis for an additional charge. Our customers may purchase a renewable maintenance agreement from our dealers or directly from us. The maintenance agreements generally provide for maintenance, upgrades of standard system software and on-site repair or replacement.

     Due to the nature of the end-user market for our COMINT/DF systems and their marketing channels, we are not ordinarily required to provide for their service and support. Such end-users normally maintain their COMINT/DF systems with their own personnel.

     For our telecommunications monitoring systems, we provide first and second tier service and support either directly using our support organization or indirectly through local companies working closely with the law enforcement agencies.

RESEARCH AND DEVELOPMENT

     We believe that the development of new products and the enhancement of existing products are essential to our future success. Therefore, we intend to continue to devote substantial resources to research and new product development, and to continuously improve our systems and design processes in order to reduce the cost of our products. Our research and development efforts have been financed through our internal funds and programs sponsored through the Government of Israel. We believe our research and development effort has been an important factor in establishing and maintaining our competitive position. Gross expenditures on research and development in 2000, 2001 and 2002 were approximately $25.4 million, $26.0 million and $24.7 million, respectively, of which approximately $1.2 million, $1.4 million and $2.2 million, respectively, were derived from third-party funding, and $4.7 million, $5.4 million and $4.6 million, respectively, were capitalized software development costs.

     As of January 1, 1999, we have been qualified to participate in an Israeli government-aided consortium to develop generic technology relevant to the development of our wide band products, from which we received $240,000 in 1999. In 2000, we were qualified to participate in three additional Israeli government-aided consortiums for the development of generic technology related to our products. In 2002, we were qualified to participate in two additional Israeli government-aided consortiums for the development of generic technology related to our products. In 2000, 2001, 2002 we received a total of $1,330,000, $1,318,000 and $1,925,000, respectively, and we anticipate receiving approximately $1,600,000 in 2003 from these plans. The generic technology plans are not subject to royalty payments.

     We are eligible to receive grants, constituting up to 66% of certain research and development expenses, from the Government of Israel, through the Office of the Chief Scientist, or OCS, for the development of products intended for export. Under the terms of the OCS participation, a royalty of 3% to 5% of the net sales of products developed in, and related services resulting from, a project funded by OCS generally is required to be paid beginning with the commencement of sales of such products and ending when 100% to 150% of the grant is repaid in New Israeli Shekels, or NIS, linked to the dollar plus Libor interest. In 1999, 2000, 2001 and 2002, we incurred royalties on sales of such products in the amounts of approximately $395,000, $227,000, $4,000 and $0, respectively. As of May 31, 2002, we have no further royalty obligations to the OCS. Terms of Israeli Government participations also require that the research and development be conducted by the applicant for the grant as specified in the application and that the manufacturing of products developed with government grants be performed in Israel, unless a special approval has been granted. Separate Israeli Government consent is required to transfer to third parties technologies developed through projects in which the government participates. Such restrictions, however, do not apply to exports from Israel of products developed with such technologies. From time to time the Government of Israel has revised its policies regarding the availability of grants, and there can be no assurance that the Government's support of research and development will continue.

INTELLECTUAL PROPERTY

         We currently rely on a combination of trade secret, patent, copyright and trademark law, together with non-disclosure and non-compete agreements, to establish and/or protect the technology used in our systems. We hold the following seven issued U.S. Patents:

     o    No. 5,861,959 titled "Facsimile Long Term Storage and Retrieval
          System"
     o    No. 5,937,029 titled "Data Logging System Employing M[N + 1]
          Redundancy"
     o    No. 6,122,665 titled "Communication Management System"
     o No. 6,046,824 titled "CIF - Facsimile Long Term Storage and Retrieval System"
     o    No. 6,330,025 titled "Digital Video Logging System"
     o    No.6,542,602 titled "Telephone Call Monitoring System"
     o No. 5,353,168 titled "Recording and Reproduction System using Time Division Multiplexing.

     We currently have three other patents issued in additional countries and 46 patent applications pending in the U.S and other countries. We believe that the improvement of existing products, and the development of new products are important in establishing and maintaining a competitive advantage. We believe that the value of our products is dependent upon our proprietary software and hardware continuing to be "trade secrets" or subject to copyright protection. We generally enter into non-disclosure and non-compete agreements with our employees and subcontractors. However, there can be no assurance that such measures will protect our technology, or that others will not develop a similar technology or use technology in products competitive with those offered by us. Although we believe that our products do not infringe upon the proprietary rights of third parties, there can be no assurance that one or more third parties will not make a contrary claim or that we will be successful in defending such claim.

     In June 2000, Dictaphone Corporation, one of our competitors, filed a patent infringement claim relating to certain technology embedded in some of our products. The claim is for damages for past infringement and enjoinment of any continued infringement of Dictaphone patents. In the court's discretion, the damages may be trebled and attorney fees awarded. As a result we might be forced to pay significant damages and licensing fees, modify our business practices or even be enjoined from conducting a significant part of our U.S. business. Any such results could materially harm our business. We believe, however, that we have a valid defense to this claim and are vigorously defending it. We have received notification from our insurance company indicating that the claim is not covered by our insurance policy; however, our insurance company has agreed to reimburse for us all legal expenses that we are expending in defense of the claim while reserving its final decision on this matter until the final outcome of the litigation. The discovery period is closed, dispositive motions have been filed with the Court, and we are awaiting the Court's decisions on these motions as well as scheduling for trial.

     In April 2002, we received a letter from Dictaphone stating that several of our products were using technology protected by additional Dictaphone patents and offering us a licensing arrangement for these patents. We believe that none of our products infringe upon those patents.

     From time to time, we receive "cease and desist" letters claiming patent infringements, however, no formal claims or other actions have been filed with respect to such letters. We believe that none of these has merit. We cannot assure you, however, that we will be successful in defending the Dictaphone infringement claim or other claims, or that infringement claims or other claims, if asserted, will not have a material adverse effect on our business, financial condition and results of operations. Defending the infringement claim or other claims could involve substantial costs and diversion of management resources. In addition, to the extent we are not successful in defending such claims, we may be subject to injunctions with respect to the use or sale of certain of our products or to liabilities for damages and may be required to obtain licenses which may not be available on reasonable terms.

     We own the following trademarks: 3600 View, Agent@home, Executive Connect, Executive Insight, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NICE Playback Organizer, Renaissance, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, and Wordnet are trademarks of ours. Applications to register certain of these marks have been filed in certain countries, including Australia, Brazil, the European Union, Germany, Great Britain, Israel, Japan, Mexico, Argentina and the United States. Some of such applications have matured to registrations.

REGULATION

     The export of certain defense products from Israel, such as our COMINT/DF and NiceTrack(TM) products, requires a permit from the Defense Sales and Exports branch of the Israeli Ministry of Defense (SIBAT). In 2002, approximately 6.3% of our sales were subject to such permit requirements. Additionally, certain components of our COMINT/DF systems are manufactured in the United States, requiring us to obtain a license from the United States government for the sale of such products. To date, we have encountered no difficulties in obtaining such licenses.

COMPETITION

     The market for our Voice Platforms and Applications is highly competitive and includes numerous products offering a broad range of features and capacities. As the market is still developing, we anticipate that a number of our existing and potential competitors will be introducing new and enhanced products. Some of our competitors in the digital voice recording and quality management for contact center agent monitoring businesses include Dictaphone Corporation, Witness Systems ,Inc., Teknekron Infoswitch Corporation (now called e-talk), and Verint Systems Inc. (formerly Comverse Infosys), a subsidiary of Comverse Technology Inc.

     We believe that competition in the sale of our Voice Platforms and Applications is based on a number of factors, including system performance and reliability, the ability to integrate with a variety of other computer and communications systems, marketing and distribution capacity, price and service and support. We believe that the wide range of features provided by the NiceLog system and related applications, their wide connectivity and compatibility with telephone and computer networks and their ease of use create a competitive advantage to the NiceLog and such related applications compared to other similar systems currently being offered on the market.

     There are several small competitors who have products that compete with our Video Platform and Applications, however our main competitors in this market are Loronix Information Systems, Inc (a wholly owned subsidiary of Verint Systems Inc.), Lennel and Dallmeier.

     In the public safety market, there are a number of competitors providing solutions, including Mercom Inc, CVDS Inc, Voiceprint Inc, Dictaphone Corporation and Witness Systems, Inc.

     We are aware of a limited number of manufacturers of systems for defense applications that compete with our COMINT/DF systems such as Rhode & Schwartz, Thales, Tadiran Ltd. and Elta Electronic Industries Ltd. We believe that our COMINT/DF systems offer high performance for relatively moderate price and therefore have a competitive advantage over other COMINT/DF systems, which may require large expenditures by the customer.

     There are a number of competitors in the telecommunications monitoring market, having products competing with our NiceTrack(TM) system, the major ones being Verint Systems Inc., Ectel Ltd., and ETI. We believe that our solution offers innovations that provide the law enforcement agencies the tools and capabilities they require to meet the challenges of today's advanced telecommunications world, as well as being price competitive.

ORGANIZATIONAL STRUCTURE

     The following is a list of all of our significant subsidiaries, including the name, country of incorporation or residence, and the proportion of our ownership interest in each.


                                           COUNTRY OF           PERCENTAGE OF
                                        INCORPORATION OR         OWNERSHIP
NAME OF SUBSIDIARY                          RESIDENCE             INTEREST
-------------------------------------  ------------------      ---------------
NICE Systems, Inc.                        United States             100%
NICE Systems GmbH                            Germany                100%
NICE Systems Canada Ltd.                     Canada                 100%
NICE CTI Systems UK Ltd.                 United Kingdom             100%
STS Software Systems (1993) Ltd.*            Israel                 100%
NICE APAC Ltd.                              Hong Kong               100%
NiceEye BV*                                Netherlands              100%
NiceEye Ltd.*                                Israel                 100%
Nice Systems SARL                            France                 100%
Racal Recorders Ltd                      United Kingdom             100%

* Inactive

PROPERTY AND EQUIPMENT

     Our executive offices and engineering, research and development operations are located in Ra'anana, Israel, where we occupy approximately 126,000 square feet of space, pursuant to a lease expiring in 2008. This lease may be terminated by us at any time from the year 2003, subject to certain conditions. The annual rent and maintenance fee for the facility is approximately $2.8 million linked to the changes in the U.S. consumer price index. We have various offices and other facilities in North America and in several other countries, as described below.

     Our North American facilities consist of:

     o Our North American headquarters in Rutherford, New Jersey, which occupy approximately 25,000 square feet with a monthly rental of approximately $57,000 We also have a warehouse facility in Lyndhurst, New Jersey, which occupies approximately 6,000 square feet, with a monthly rental of approximately $5,000;

     o Our office in San Diego, California, which occupies approximately 6,250 square feet with a monthly rental of approximately $17,500.

     o Our office in Chicago, Illinois, which occupies approximately 3,000 square feet with a monthly rental of approximately $4,500;

     o Our office in Denver, Colorado, which occupies approximately 42,000 square feet with a monthly rental of approximately $78,000;

     o Our office in New York City, New York, which occupies approximately 4,300 square feet with a monthly rental of approximately $10,000.

     Our international facilities consist of:

     o Our office in Germany, which occupies approximately 3,000 square feet with a monthly rental of approximately $3,200;

     o Our office in London, which occupies approximately 1,430 square feet, with a monthly rental of approximately $16,000; and

     o Our office in Southampton which occupies approximately 34,249 square feet ,with a monthly rental of approximately $53,500.

     o Our office in Hong Kong, which occupies approximately 3,100 square feet, with a monthly rental of approximately $10,000.

     o Our office in France which occupies approximately 1,894 square feet, with a monthly rental of approximately $4,700

     We believe that our existing facilities are adequate to meet our current and foreseeable needs.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS


     We may from time to time make written or oral forward-looking statements, including in filings with the United States Securities and Exchange Commission ("SEC"), in reports to shareholders and in press releases and investor webcasts. You can identify these forward-looking statements by use of words such as "strategy", "expects", "continues", "plans", "anticipates", "believes", "will", "estimates", "intends", "projects", "goals", "targets", and other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts.

     We cannot assure you that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements and whether to invest or remain invested in NICE Systems Ltd.'s securities. The forward-looking statements relate to, among other things: operating results; anticipated cash flows; gross margins; adequacy of resources to fund operations; our ability to maintain our average selling prices despite the aggressive marketing and pricing strategies of our competitors; our ability to maintain and develop profitable relationships with our key distribution partners, one of which constitutes more than 20% of our revenues, and the financial strength of our key distribution partners.

     In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. Please read the section below entitled "Factors That May Affect Future Results" to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our view only as of the date of this report. Except as required by law, we undertake no obligation to update these forward-looking statements to reflect future events or circumstances or the occurrence of unanticipated events.

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes and other financial information included elsewhere in this annual report.

OVERVIEW

     We develop, market and support integrated, scalable multimedia digital recording platforms, enhanced software applications and related professional services. These solutions capture and analyze unstructured (non-transaction) data, and convert it into actionable knowledge for business and security performance management applications. Our solutions capture multiple forms of interaction, including voice, fax, email, web chat, radio, and video transmissions over wireline, wireless, packet telephony, terrestrial trunk radio and data networks. The markets from which we currently derive the majority of our revenues and expect to continue to do so in the future are highly competitive.

     Our products are based on two types of recording platforms - audio and video - and are used primarily in contact centers, trading floors, public safety organizations, transportation, corporate security, gaming and correctional facilities as well as various government and intelligence agencies.

     Our development efforts for our recording platforms are aimed at addressing several trends we see developing in the industry. The trend towards the proliferation of voice over IP-based networks is leading to a greater requirement for VOIP recording capabilities in financial trading, contact centers and public safety environments. The continued trend towards replacing analog video recording with digital video recording is leading to the need for network applications in the video recording area.

     We also see the continuation of a trend towards requirements for multimedia recording capabilities, particularly in contact centers (voice, fax, email, chat, screen) and public safety (voice, radio, video, data) markets. We are beginning to see this same trend developing in the financial trading sector, and we expect some Homeland Security initiatives in areas such as border control, critical infrastructure security, first responder communications and lawful interception to require multimedia capture platforms as well.

     Our software applications enable our customers to capture, store, retrieve and analyze unstructured data (multimedia interactions) and combine them with data from other systems to create actionable knowledge that can be distributed via reports and alerts to all relevant parties to improve performance.

     There is growing demand from our customers for software applications that will leverage the wealth of unstructured data captured by the recording platform to improve overall performance. In turn, as these enhanced software applications are being added, customers are considering our systems "mission critical". We see an opportunity for more content analysis applications in contact centers for quality monitoring and contact center management as well as for enterprise-wide process improvement and business performance management. We see a trend towards more software applications in financial trading environment for compliance monitoring and dispute management to improve business performance. We see similar trends happening in digital video recording. We expect video content analysis applications to become increasingly important to building, campus, city center, and infrastructure perimeter security, loss prevention in casinos, retail and warehousing, as well as various homeland security applications to enable proactive security management.

     We expect to see an increase in the demand for VOIP recording products, networked video security solutions, and multimedia recording solutions as well as to increase the proportion of software in our product revenue mix and gradually increase the amount of professional services and maintenance revenue.

     Our products are sold primarily through a global network of distributors, system integrators and strategic partners; a portion of product sales and most services are sold directly to end-users. One distributor accounted for approximately 22%, 12%, and 19% of revenues in 2002, 2001 and 2000, respectively.

ACQUISITIONS

     We have consummated three acquisitions during the past three years. These acquisitions were accounted for as purchases, and, accordingly, the purchase price for each acquisition was allocated to the assets acquired and liabilities assumed based on their respective fair values. The results of operations related to each acquisition are included in our consolidated statement of operations from the date of acquisition. The following are details for each of these acquisitions:

     o In November 2002, we consummated an agreement to acquire certain assets and liabilities of Thales Contact Solutions (or TCS), a developer of customer-facing technology for public safety, financial trading and customer contact centers, based in the United Kingdom. TCS was a unit of Thales Group, one of Europe's premier electronics companies. In connection with the acquisition, we paid an initial $29.9 million in cash and issued 2,187,500 ordinary shares to Thales Group at a fair market value of $18.1 million calculated at the date of closing. As a result, Thales Group holds approximately 14% of the Company's shares and two Thales executives were elected to the Board of Directors of NICE.

          Under the terms of the agreement, the cash portion of the purchase price was subject to downward adjustment based on the value of net assets at closing and the full year 2002 sales of TCS. Based on the actual value of net assets acquired and 2002 sales of TCS, we reduced the cash portion of the purchase price as of December 31, 2002 by $12.8 million. This amount is presented on our balance sheet as a Related Party Receivable. Thus, the adjusted purchase price paid, including $4.5 million of capitalized acquisition costs, was recorded as $39.7 million. Of the $12.8 million adjustment referred to above, Thales paid us $6.6 million in March 2003, and pending agreement on the actual value of net assets acquired, we expect to recover the outstanding balance during 2003. Should we and Thales not reach agreement on the net asset value, the matter will be submitted to binding arbitration in accordance with the terms of the acquisition agreement.

          Also under the terms of the agreement, contingent cash payments of up to $10 million in 2003, $7.5 million in 2004, and $7.5 million in 2005 would be due if certain financial performance criteria are met as part of a three-year earn-out provision related to the sale of a particular product in 2002 through 2004. The relevant criteria for 2002 were not met and therefore no contingent payment in respect of 2002 was recorded. Should any contingent payments be made under the agreement in the future, the additional consideration when determinable will increase the purchase price and accordingly additional goodwill will be recorded.

          In the fourth quarter of 2002, we recorded a current liability of $2.8 million and a long-term liability of $13.5 million reflecting obligations under a long-term contract assumed by NICE in the TCS acquisition. We have entered into negotiations to amend this contract but there can be no assurance that we will be successful in these negotiations.

     o On December 5, 2000, we completed the acquisition of certain assets and liabilities of Stevens Communications Inc. (SCI). SCI is a systems distributor, whose activities included the promotion, distribution, installation and maintenance of our audio recording products and related software applications in North America. We paid $7.0 million in cash and issued 426,745 ADSs of which 186,818 were deemed target shares contingent upon the achievement of certain objectives and events through 2002 and 38,914 ADSs were allotted for the benefit of certain SCI employees subject to vesting based on continued employment with the Company. The contingent target shares were released to SCI upon agreement as to the achievement of the determined objectives.

          In October 2001, we entered into a final settlement agreement with SCI addressing a dispute with SCI regarding the fair value of the working capital acquired. The terms of the final settlement resulted in a charge to Other Expense, Net of $4.4 million representing settlement of disputed items of $3.6 million and obligations for future consulting services, which were no longer of value to us.

     o In April 2000, we acquired all of the outstanding capital stock of Centerpoint Solutions Inc. (CPS) for $3 million in cash and the issuance of 200,000 ADSs of NICE of which 50,000 were deemed target shares contingent upon the achievement of certain objectives, which were not met. CPS is a developer of internet-based applications for statistical monitoring, digital recording and automatic customer surveys for contact centers.

          In November 2002, we entered into a settlement agreement with Doug Chapiewski, the sole shareholder of CPS, in respect of allegations of misrepresentation, breach of contract and securities fraud in connection with the acquisition of CPS. The terms of the settlement agreement, which included 50,000 shares, resulted in a charge to Other Expense, Net of $3.5 million.

CRITICAL ACCOUNTING POLICIES

     Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"). Our significant accounting principles are presented within Note 2 to our Consolidated Financial Statements. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are those that are both most important to the portrayal of our financial condition and results of operations and require our management's most difficult, subjective and complex judgments and estimates. Actual results could differ from those estimates.

     Management believes that the significant accounting policies which affect its more significant judgments and estimates used in the preparation of the consolidated financial statements and are the most critical to aid in fully understanding and evaluating our reported results include the following:

     o    Revenue recognition
     o    Allowance for doubtful accounts
     o    Inventory valuation
     o    Impairment of long-lived assets
     o    Deferred income taxes
     o    Contingencies
     o    Restructuring expenses

     REVENUES. We derive our revenue primarily from two sources: product revenues, which include hardware and software, and service revenues, which include, support and maintenance, installation, consulting and training revenue. Revenue related to sales of our products is generally recognized when persuasive evidence of an agreement exists; the product has been delivered and title and risk of loss have passed to the buyer; the sales price is fixed and determinable, no further obligations exist, and collectibility is probable. Sales agreements with specific acceptance terms are not recognized until the customer has confirmed that the product or service has been accepted.

     Revenues from fixed-price contracts that require significant customization are recognized using the percentage-of-completion method generally on the basis of value added and results achieved out of the completeness of the product as a whole.

     Revenues from maintenance and professional services are recognized ratably over the contract period or as services are performed.

     When transactions involve multiple elements, revenue is allocated to the elements based on Vendor Specific Objective Evidence ("VSOE") of the relative fair values of each element in the arrangement, according to the residual method. Our VSOE used to allocate the sales price to support services and maintenance is based on the renewal price.

     To assess the probability of collection for revenue recognition, we have an established credit policy that determines, by way of mathematical formulae based on the customers' financial statements and payment history, the level of open account that is deemed probably collectible for each customer. These credit limits are reviewed and revised periodically on the basis of new customer financial statement information and payment performance.

     We record a provision for estimated sales returns and allowances on product sales in the same period as the related revenues are recorded. We base these estimates on the historical sales returns ratio and other known factors. Actual returns could be different from our estimates and current provisions for sales returns and allowances may need to be increased.

     ALLOWANCE FOR DOUBTFUL ACCOUNTS. We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us, we record a specific allowance against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize allowances for doubtful accounts based on the length of time the receivables are past due. Insured balances are not reserved. If the financial condition of one of our significant customers or our customers in general should deteriorate, our revenue growth may be limited and additional allowances may be required.

     INVENTORY VALUATION. At each balance sheet date, we evaluate our inventory balance for excess quantities and obsolescence. This evaluation includes analyses of sales levels by product line and projections of future demand. In addition, we write off inventories that are considered obsolete. Remaining inventory balances are adjusted to the lower of cost or market value. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of sales in the period the revision is made.

     During 2002 we completed the outsourcing of the manufacture of our audio and video product platforms. Under this arrangement, we take ownership of inventories at the conclusion of the manufacturing process, such inventories representing finished goods or spare parts. As we largely manufacture to order, we do not tend to accumulate finished goods. We are, however, liable to purchase above a certain level, which is based on historical level of orders to the contract manufacturer, excess raw material and subassembly inventories from the contract manufacturer deemed obsolete or slow-moving. We monitor the levels of the contract manufacturer's relevant inventories periodically and, if required, will write-off such deemed excess or obsolete inventory.

     IMPAIRMENT OF LONG-LIVED ASSETS. Our long-lived assets include property and equipment, long term investments, goodwill and other intangible assets. The fair value of the long-term investments is dependent upon the performance of the companies in which we have invested. In assessing potential impairment of these investments, we consider this factor as well as the forecast financial performance of the investees and other pertinent information. We record an investment impairment charge when we believe that the investment has experienced a decline in value that is other than temporary. During 2002, we recognized $229 thousand of impairment losses related to our long-term investments. As of December 31, 2002, the carrying value of the Company's long-term investments was $1.2 million.

     In assessing the recoverability of our property and equipment, goodwill and other intangible assets, we must make assumptions regarding the estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

     In July 2001, the Financial Accounting Standards Board issued SFAS No. 142 "Goodwill and Other Intangible Assets". SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired in a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives will be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but rather will be tested at least annually for impairment. We adopted SFAS No. 142 beginning January 1, 2002. Upon adoption of SFAS No. 142, we discontinued the amortization of recorded goodwill, which was approximately $3.4 million on an annual basis at that time. We performed an impairment test of our goodwill as of January 1, 2002 under the transitional provisions of SFAS No. 142; our test did not indicate an impairment of goodwill. We confirmed that we have only one reporting unit (the Company) to which we allocated all recorded goodwill, as well as all assets and liabilities.

     By October 1, 2002, our stock price had declined significantly from January 1, 2002, at which point our market capitalization, based on our stock price, was below book value. The price of our ADSs on January 2, 2002 was $17.04 per ADS and declined to $8.47 per ADS on October 1, 2002. We determined the fair value of the Company based on relative market multiples for comparable businesses and a discounted cash flow model. This evaluation indicated that an impairment might exist. We then performed Step 2 under SFAS No. 142 in which the amount of the impairment loss, if any, must be measured. Four categories of intangible assets were identified as being separable from goodwill in accordance with SFAS No.
141. These included: trade names; an in-place distribution network; technology based intangible assets and maintenance contracts. In valuing the NICE trade name a relief from royalty method was used. Under this method, the value of a trade name reflects the savings realized by owning the trade name. The value of the intangible asset under the relief from royalty method is dependent upon the following factors: the selected royalty rate, the revenues expected to be generated from the underlying intellectual property, the discount rate and the expected life of the intellectual property. The value of our distribution network was determined through the use of the cost approach. Using this method, the value of the distribution network is estimated as the after-tax direct costs that a potential acquirer would avoid spending in recreating a similar functional distribution network. The value of the intangible asset under the cost method is dependent upon the estimated direct cost of establishing a new distributor relationship. Qualifying technology-based intangible assets consist of current and core technology and technologies that were under development at the valuation date. The current and core technology was valued using a derivation of the income approach, namely the excess earnings method. This method is used to analyze the earnings contribution of an intangible asset. Under this method, the excess earnings that an intangible asset generates are calculated over the intangible asset's expected life and discounted to the present to calculate the fair value of the intangible asset. Excess earnings are defined as the residual earnings after providing for appropriate returns on the other identified contributing assets. The value under the excess earnings method is dependent upon the following factors: the expected revenues generated by the intangible asset, the expected after-tax earnings on those revenues, the charges (or returns) required on other contributing assets and the discount rate. Our maintenance contracts, which are intangible assets under the contractual-legal criterion of SFAS No. 141, were valued using the excess earnings method. In determining the applicable discount rate to be used to estimate the fair value of our net assets, we calculated a market-derived rate based on the estimated weighted average cost of capital for the Company. In determining the cost of equity for the Company, we used a standard methodology based on the capital asset pricing model and analyzed selected guideline companies, industry data and factors specific to NICE. We expect to use a similar decision process in the future

     Following these analyses, we compared the carrying amount of goodwill to the implied fair value of the goodwill and determined that an impairment loss existed. A non-cash charge totaling $28.3 million was recorded in the fourth quarter of 2002 to write down goodwill to its fair value under the caption "Goodwill impairment". This impairment is primarily attributable to the change in evaluation criteria for goodwill from an undiscounted cash flow approach, which was previously used under the guidance in Accounting Principles Board Opinion No. 17 INTANGIBLE ASSETS, to the fair value approach stipulated in SFAS No.142. The valuation of long-lived assets requires significant estimates and assumptions. These estimates contain management's best estimates, using appropriate and customary assumptions and projections at the time. If different estimates or projections were used, it is reasonably possible that our analysis would have generated materially different results.

     DEFERRED INCOME TAXES. We record income taxes using the asset and liability approach. Deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and net operating loss and tax credit carryforwards. Our financial statements contain fully reserved tax assets which have arisen as a result of net operating losses, primarily incurred in 2001 and 2002, as well as other temporary differences between book and tax accounting. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have considered future taxable income, prudent and feasible tax planning strategies and other available evidence in determining the need for a valuation allowance. We evaluate all of these factors to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. As a result of significant net operating losses incurred in 2001 and 2002, anticipated additional net operating losses for the first quarter of 2003 and uncertainty as to the extent and timing of profitability in future periods, we have continued to record a full valuation allowance, which was approximately $14.8 million as of December 31, 2002. The establishment and amount of the valuation allowance requires significant estimates and judgment and can materially affect our results of operations. If the realization of deferred tax assets in the future is considered more likely than not, an adjustment to the deferred tax assets would increase net income in the period such determination was made.

     Our effective tax rate may vary from period to period based on changes in estimated taxable income or loss, changes to the valuation allowance, changes to state or foreign tax laws, future expansion into geographic areas with varying country, state and local income tax rates, deductibility of certain costs and expenses by jurisdiction and as a result of acquisitions, divestitures and reorganizations.

     CONTINGENCIES. From time to time, we are defendant or plaintiff in various legal actions, which arise in the normal course of business. We are also a defendant in an intellectual property infringement action. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required for these contingencies, if any, which would be charged to earnings, is made after careful and considered analysis of each individual action together with our legal advisors. The required reserves may change in the future due to new developments in each matter or changes in circumstances, such as a change in settlement strategy. A change in the required reserves would affect our earnings in the period the change is made.

     RESTRUCTURING. We established exit plans for each of the restructuring activities which took place in 2001 and 2002. In early 2001, with mounting evidence of an economic slowdown in the information technology and telecommunications sectors as well as changing business dynamics, we conducted a comprehensive review of our strategy, products, organization and infrastructure. This review culminated in the restructuring of our global operations, including the reduction of approximately 340 of our 1,110 employees, consolidation of our field facilities in North America, expansion of our local presence in Europe and Asia, and various other actions aimed at focusing on our core markets, products and competencies. We accounted for the 2001 plan in accordance with EITF Issue No. 94-3 "Liability Recognition for Certain Employee Benefits and Other Costs to Exit an Activity (including Certain Costs incurred in a Restructuring)". Under EITF 94-3, an entity recognized a liability for an exit cost on the date that the entity committed itself to the exit plan. The exit cost included involuntary employee termination benefits, estimates regarding our ability to sub-lease vacated facilities, rates to be charged to a sub-tenant and the timing of the sub-lease arrangement and included an estimate of the timing of the pace and completion of the outsourcing of manufacturing to Flextronics, the contract manufacturer. During the fourth quarter of 2002, we reduced the restructuring accrual by $400 thousand to reflect mainly lower than estimated employee termination costs. Our remaining cash lease commitments net of sub-lease income related to restructured facilities are approximately $124 thousand, which is fully accrued in the accompanying balance sheet.

     In July 2002, the Financial Accounting Standards Board issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities", SFAS No. 146 requires that a liability for a cost that is associated with an exit activity be recognized only when the liability is incurred. It supersedes the guidance in EITF 94-3. In SFAS No. 146, an entity's commitment to a plan does not, by itself, create a present obligation to other parties that meets the definition of a liability and establishes that fair value is the objective for the initial measurement of the liability. Although SFAS No. 146 became effective for exit or disposal activities initiated after December 31, 2002, we elected to adopt the new ruling in respect of our fourth quarter 2002 restructuring plan. With the acquisition of TCS, we identified an opportunity to increase flexibility and focus, improve responsiveness and reduce unnecessary overhead. We adopted a plan to achieve these objectives in December 2002 which involves the phased reduction of approximately 140 of our initially combined 1,077 staff and consolidation of certain offices. Some of the involuntary reductions were effected in December and the liability related to those terminations of $282 thousand was included in our fourth quarter 2002 results. The remaining reductions in force are planned to be implemented over the first three quarters of 2003.

In the event that we redefine our strategic direction and/or difficult economic conditions continue to prevail, we may be required to implement further restructuring measures. We are not currently able to determine whether or to what extent such circumstances may continue or worsen.

RESULTS OF OPERATIONS

     The following table sets forth selected consolidated income statement data for NICE for each of the three years ended December 31, 2000, 2001, and 2002 expressed as a percentage of total revenues. Figures may not add due to rounding.

                                                      2000              2001              2002
                                                  ------------      ------------     -------------
Revenues
         Products                                     n/a     %            88.6 %            82.9 %
         Services                                     n/a                  11.4              17.1
                                                  ------------      ------------     -------------
                                                        100.0             100.0             100.0
Cost of revenues
         Products                                     n/a                  48.2 *            43.5 *
         Services                                     n/a                 134.4 *            94.0 *
                                                  ------------      ------------     -------------
                                                         48.0              58.0              52.2

Gross profit                                             52.0              42.0              47.8

Operating expenses
         Research and development, net                   12.7              15.1              11.0
         Selling and marketing                           23.1              27.6              24.9
         General and administrative                      18.5              21.4              14.6
         Restructuring and other                          0.0              11.5              -0.3
         In-process research and development              4.4               0.0               0.8
         Amortization of acquired intangibles             0.6               2.7               0.0
         Goodwill impairment                              0.0               0.0              17.4
                                                  ------------      ------------     -------------
Total operating expenses                                 59.3              78.3              68.4

Operating loss                                           -7.3             -36.3             -20.6
Financial income, net                                     4.0               3.3               2.4
Other income (expenses), net                              0.0              -3.8              -2.5
                                                  ------------      ------------     -------------

Loss before taxes on income                              -3.3             -36.8             -20.7
Taxes on income                                           0.2               0.2               0.2
                                                  ------------      ------------     -------------

Net loss                                                 -3.5 %           -37.0 %           -20.9 %
                                                  ============      ============     =============

*Percent of related revenue.

YEARS ENDED DECEMBER 31, 2002 AND 2001

     REVENUES. Our total revenues rose 28% to $162.5 million in 2002 from $127.1 million in 2001.

     Product revenues rose $22.1 million or 20% to $134.8 million in 2002 from $112.6 million in the prior year due mainly to a net $19.9 million (23%) increase in sales of our audio platform and related applications mainly to contact center and trading floor markets and an $8.3 million (60%) increase in digital video platform sales. These increases were partially offset by a $6.1 million (46%) decrease in sales of our COMINT/DF products. We believe that our growth in product sales to contact center and financial trading floor markets principally reflects market share gains but also the inclusion of $6.8 million of revenues following the acquisition of TCS in November 2002. There can be no assurance that we will continue to experience market share gains or that, given the continuing weakened global economy, we will continue to report growth in audio platform and related software application sales. We believe that the high-end digital video market is still in its nascency and thus volatile; consequently, looking forward, we do not expect to experience the same degree of growth in revenues as we did in 2002.

     Services revenues rose $13.2 million (92%) to $27.7 million in 2002 from $14.5 million in the previous year. The increase reflects an increasing portion of our installed base engaging us for maintenance services, higher installation and training revenues related to the increase in contact center and financial trading floor sales and $1.5 million in services revenue following the acquisition of TCS. Service revenues accounted for 17% of total revenues up from 11% in 2001. Although we generate lower profit margins on services than on products, our strategy is to continue to grow our global services business, which we believe increases the competitiveness of our product offerings, and thus expect services to represent a growing portion of total revenues in the future.

     Revenues in 2002 in the Americas, which includes the United States, Canada, Latin and South America, rose 33% to $88.4 million from $66.3 million in 2001. The increase is largely attributable to higher sales of products and services to contact center and financial trading floor markets. Sales to Europe, Middle East and Africa ("EMEA") rose 29% to $51.2 million in 2002 from $39.8 million in 2001. The increase is due mainly to the acquisition of TCS in November 2002 ($6.6 million) and the more than doubling of digital video sales in this region. Sales to Asia-Pacific ("APAC") increased 9% to $22.8 million in 2002 from $21.0 million in 2001.

     COST OF REVENUES. Cost of revenues was $84.7 million in 2002 compared with $73.8 million in 2001.

     Cost of product revenues rose 8% to $58.7 million in 2002 from $54.3 million in 2001. The increase in cost in 2002 is due to the higher sales volume. Cost of services revenue rose 34% to $26.1 million from $19.4 million in 2001. The increase in cost is due principally to higher labor, travel and material costs associated with the growth in product installations and maintenance contracts and $1.4 million of service costs incurred following the acquisition of TCS.

     GROSS PROFIT. Gross profit on product revenues represented 56.5% of product revenues in 2002 compared with 51.8% in 2001 due mainly to a higher proportion of sales of our comparatively higher margin audio platform and applications in the sales mix and product manufacturing cost efficiencies achieved through both the outsourcing of manufacturing to the contract manufacturer over the course of the year and engineering design modifications mainly to our digital video recording platform. Gross profit margin on services revenue was 6% in 2002 compared with a loss of 34% in 2001 due primarily to the higher growth rate in services revenues as compared with service expenses. For the reasons mentioned above, gross profit was $77.8 million or 47.8% of total revenues in 2002 compared with $53.3 million or 42.0% of revenues in 2001. On a forward-looking basis, we expect our gross margins to increase gradually as we realize the benefit of contract manufacturing efficiencies, of leveraging our global service operations and of a growing proportion of software applications in our product revenue mix.

     RESEARCH AND DEVELOPMENT, NET. Research and development expense, before capitalization of software development costs and grants, declined to $24.7 million in 2002 from $26.0 million in 2001 and represented 15.2% and 20.5% of revenues in 2002 and 2001, respectively. The decrease in gross outlays is due mainly to the impact of the approximate 7% annual devaluation of the New Israel Shekel to the US dollar on R&D labor costs, as approximately 75% of our R&D staff is based in Israel, and a lower average number of R&D staff in 2002 versus 2001.

     Software development costs capitalized were $4.6 million in 2002 compared with $5.4 million in 2001. Net research and development expense decreased 7% in 2002 to $17.9 million from $19.2 million in 2001. Amortization of capitalized software development costs, included in cost of product revenues, was $4.3 million and $2.8 million in 2002 and 2001, respectively.

     SELLING AND MARKETING EXPENSES. Selling and marketing expenses in 2002 increased 16% to $40.5 million from $35.0 million in 2001. The increase in selling and marketing expenses was due principally to higher labor costs mainly from the acquisition of TCS, higher commission expenses and higher discretionary marketing outlays for trade shows and promotional activities. Selling and marketing expenses represented 24.9% of total revenues in 2002 compared with 27.6% in 2001. We expect that we will continue to leverage our global sales and distribution infrastructure in the future such that selling and marketing expenses, while increasing on an absolute dollar basis, will decline moderately as a percentage of total revenues.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses decreased 12% in 2002 to $23.8 million from $27.1 million in 2001. The reduction in cost in 2002 was due primarily to lower legal costs and general cost containment efforts only partly offset by higher corporate insurance premiums and allowances for doubtful accounts. The increase in the allowance for doubtful accounts in 2002 compared with 2001 is mainly due to specific accounts deemed uncollectible and an increase in the aging of receivables reflecting weak general economic conditions worldwide. On a forward-looking basis, general and administrative expenses are expected to increase in absolute terms due mainly to the inclusion for a full year of the operations of TCS and higher corporate insurance premiums.

     RESTRUCTURING. In connection with the restructuring plan implemented in December 2002, we recorded restructuring and other related charges of $282 thousand in accordance with SFAS No. 146. All of the staff whose termination costs were included in our fourth quarter 2002 financial statements were located in North America. The plan also included vacating a portion of our Southampton facility and the closing of our Herndon, Virginia and Bergisch Gladbach, Germany offices.

     In the quarter ending December 31, 2002, we reduced the remaining 2001 restructuring plan accrual by $400 thousand. The 2001 restructuring plan charge of $14.6 million included severance and outplacement costs of $9.6 million, consolidation of facility costs of $1.9 million, related property write-downs of $1.9 million and impairment of intangible assets and other of $1.1 million. The 2001 restructuring plan was substantially completed by December 31, 2001 with the principal exception of employee terminations related to the completion of the outsourcing of manufacturing of our products. The remaining amounts net of sub-lease income relating to the consolidation of facilities in Sunnyvale and Las Vegas of $124 thousand will be paid over the respective lease terms mainly through 2005.

     IN-PROCESS RESEARCH AND DEVELOPMENT. In connection with the acquisition of TCS and in accordance with SFAS No. 2 "Accounting for Research and Development Costs", a portion of the purchase price, $1.3 million, was allocated to purchased in-process research and development. As part of the process of analyzing this acquisition, we made a decision to buy three technologies that had not yet been commercialized rather than develop those technologies internally. In doing so, we considered our internal research resource allocation and our progress on comparable technology, if any. At the date of the acquisition, technological feasibility had not yet been established for the in-process research and development projects and they had no alternative future use. Accordingly, the fair value allocated to these technologies, which was based on an analysis of the discounted excess earnings that the intangible assets generate over their expected lives, was immediately expensed at acquisition.

     AMORTIZATION OF ACQUIRED INTANGIBLES. Amortization expense was $3.4 million in 2001. With the adoption of SFAS No. 142 as of January 1, 2002, we ceased to amortize acquired intangibles of indefinite lives, primarily goodwill.

     GOODWILL IMPAIRMENT. During the fourth quarter of 2002 we performed our annual impairment test of acquired intangible assets as prescribed by SFAS No.
142. Our stock price had declined significantly from January 1, 2002, at which point our market capitalization, based on our stock price, was below book value. We determined the fair value of the Company based on relative market multiples for comparable businesses and a discounted cash flow model. This evaluation indicated that an impairment loss might exist. We then performed Step 2 under SFAS No. 142 and compared the carrying amount of goodwill to the implied fair value of the goodwill and determined that an impairment loss existed.

     A non-cash charge totaling $28.3 million was recorded in the fourth quarter of 2002 to write down the goodwill recorded primarily in the acquisitions of SCI, CPS and STS to its fair value. We will perform an impairment test at least annually and on an interim basis should circumstances indicate that an impairment loss may exist. The outcome of such testing may lead to the recognition of an impairment loss. As of December 31, 2002, we had $33.7 million of non-amortizable goodwill and other intangible assets.

     FINANCIAL INCOME, NET. Financial income, net decreased 6% to $4.0 million in 2002 from $4.3 million in 2001. The decrease in 2002 reflects lower prevailing average market interest rates in 2002 compared with 2001 only partly offset by exchange gains.

     OTHER INCOME (EXPENSE), NET. Other expense, net was $4.1 million in 2002 compared with $4.8 million in 2001. In 2002, we recorded $3.5 million in respect of the settlement of claims by Douglas Chapiewski, the sole shareholder of CPS; $335 thousand representing the cost of moving our North American headquarters to a different facility, and $229 thousand to write-off of our long-term investment in Espro Ltd. In 2001, we recorded a $4.4 million charge following the settlement of a dispute with SCI relating to certain post-closing adjustments in connection with the acquisition of certain assets and liabilities by NICE.

     TAXES ON INCOME. In 2002, we recorded a provision for income taxes of $350 thousand compared with $198 thousand in 2001. The increase is primarily related to operating profits recorded at certain distribution subsidiaries where net operating loss carryforwards are not available to offset operating profits and changes in US state tax laws.

     NET LOSS. Net loss was $34.0 million in 2002 compared with a net loss of $46.8 million in 2001. The decrease in 2002 resulted primarily from the increase in revenues and gross margin.


YEARS ENDED DECEMBER 31, 2001, AND 2000

     REVENUES. Our revenues decreased to $127.1 million in 2001 from $153.2 million in 2000. The 17% decrease in revenues in 2001 was due primarily to the overall slowdown in technology spending combined with the impact, particularly in North America, of internal operational changes implemented in early 2001. Sales in North America declined 26% in 2001 (after increasing 40% in 2000). Sales in Europe (including Israel) decreased 14% and sales in the rest of the world rose 2% in 2001. On a product line basis, sales of our audio recording platform and related applications for contact centers and financial trading floors decreased 22% to $99.8 million in 2001 and represented 79% of total revenues; sales of digital video products declined 11% to $14.1 million and represented 11% of total revenues, and revenues from sales of COMINT systems increased 52% to $13.2 million and accounted for 10% of total revenues.

     COST OF REVENUES. Cost of revenues was $73.8 million in 2001 compared with $73.6 million in 2000. During 2000, we more than doubled the number of customer support staff who provide installation and technical support to our customers from about 100 at the start of the year to approximately 210 at the end of December 2000. Of the total, 37 support employees joined us as part of the December 2000 acquisition of the direct sales and customer support channel and service and maintenance agreements of our then largest distributor in North America, Stevens Communications, Inc. As a result, the increase in cost of revenues in 2001 was due primarily to the impact on an annual basis of the significant increase in the number of customer support employees and related costs without a commensurate increase in customer support revenue, which resulted in a substantial negative gross profit on customer support. This increase in customer support cost was only partly offset by lower sales volume and manufacturing labor costs.

     GROSS PROFIT. For the reasons mentioned above, gross profit was $53.3 million in 2001 compared with $79.6 million in 2000. Gross profit margin was 42.0% and 52.0% in 2001 and 2000, respectively.

     RESEARCH AND DEVELOPMENT, NET. Research and development expense, before capitalization of software development costs and grants, rose to $26.0 million in 2001 from $25.4 million in 2000 and represented 20.5% and 16.6% of revenues in 2001 and 2000, respectively. The level of spending reflects our efforts to continue to improve our long-term competitive position. In 2000, we increased the number of R&D staff by 24% in order to support the development of new or enhanced products for each of our product lines. In 2001, these efforts included major functionality improvements to our voice recording platforms and quality monitoring and contact center performance applications as well as the market introduction of the NICEVISION PRO high-end video recording platform and the NICETRACK telecommunications monitoring solution. The increase in gross research and development expense in 2001 resulted from the overall average higher level of R&D staff.

     Software development costs capitalized were $5.4 million in 2001 compared with $4.7 million in 2000. Net research and development expense decreased 2% in 2001 to $19.2 million from $19.5 million in 2000. Amortization of capitalized software development costs, included in cost of revenues, was $2.8 million and $1.6 million in 2001 and 2000, respectively.

     SELLING AND MARKETING EXPENSES. Selling and marketing expenses in 2001 were $35.0 million compared with $35.4 million in 2000. The decrease in selling and marketing expenses was due principally to reductions in staff, lower revenue-related expenses and lower discretionary marketing outlays only partly offset by expansion of our sales and marketing infrastructure in Europe and Asia.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses were $27.1 million in 2001 and $28.3 million in 2000. The decrease in 2001 was due primarily to the reduction in administrative staff and cost containment efforts.

     RESTRUCTURING AND OTHER SPECIAL CHARGES.

     RESTRUCTURING. As a result of the decline in general economic and business conditions in late 2000 and the changing competitive environment, we implemented a restructuring program in 2001 to better align our cost structure with the current business environment and to focus our resources on the highest potential growth areas of our business. As a result, we incurred a $14.6 million charge for restructuring costs in the first quarter of 2001.

     Our restructuring program included a 30% reduction in force across all business functions. Approximately 60% of such employees were based in Israel and the remainder were based in primarily in North America. The workforce reduction resulted in a charge of $9.6 million for termination benefits. We also consolidated our North American operations into two main facilities and eliminated excess field office space. The restructuring program included a charge of $1.9 million for lease terminations and estimated losses on subleases and $1.9 million for nonrecoverable investments in leasehold improvements and facility equipment. The restructuring program included exiting a product line acquired as part of the Dees transaction. As a result, a charge of $1.1 million, relating to the impairment of the associated goodwill was taken.

     The restructuring program was substantially completed by December 31, 2001 with the principal exception of employee terminations related to the completion of the outsourcing of manufacturing of our products. The cash impact of the total charge was $11.0 million, of which $9.0 million was paid in 2001 and the remainder was substantially paid by mid-2002. Amounts relating to the consolidation of facilities will be paid over the respective lease terms mainly through 2003.

     OTHER SPECIAL CHARGES. In 2000, the Company recorded a charge of $6.8 million related to in-process research and development of software acquired in the CenterPoint Solutions, Inc. transaction for which technological feasibility had not yet been established and for which no alternative future use existed.

     AMORTIZATION OF ACQUIRED INTANGIBLES. Amortization expense was $3.4 million and $0.9 million in 2001 and 2000, respectively. The increase in 2001 is due mainly to the acquisition of certain assets of SCI.

     FINANCIAL INCOME, NET. Financial income, net decreased 31% to $4.3 million in 2001 from $6.2 million in 2000. The decrease in 2001 reflects lower average cash balances and lower average interest rates in 2001 compared with 2000.

     OTHER INCOME (EXPENSE), NET. Other expense, net was $4.8 million in 2001 compared with other income, net of $53 thousand in 2000. In 2001, we recorded a $4.4 million charge following the settlement of a dispute with SCI relating to certain post-closing adjustments in connection with the acquisition of certain assets and liabilities by NICE.

     NET LOSS. Net loss was $46.8 million in 2001 compared with $5.3 million in 2000. The decrease in 2001 resulted primarily from the factors described above.


LIQUIDITY AND CAPITAL RESOURCES

     We have historically financed our operations through cash generated from operations and sales of equity securities. We invest our excess cash in instruments that are highly liquid, investment grade securities. At December 31, 2002, we had approximately $ 68.6 million of cash and cash equivalents and short and long-term investments compared with $89.0 million at December 31, 2001 and $98.0 million at December 31, 2000. The decrease in 2002 is due to the payment of $29.9 million in the acquisition of TCS partly offset by net operating cash flow.

     For 2002, cash provided by operations was $20.1 million compared with $2.3 million in 2001. The improvement in 2002 compared with 2001 was primarily attributable to the narrowed net loss and continued improvement in working capital. We place particular focus on managing our working capital, particularly the level of accounts receivable days sales outstanding and inventories. Days sales outstanding (DSO) in accounts receivable for 2002, excluding the effect of the acquisition of TCS, was 94 days compared with 99 days at the end of 2001. The improvement is primarily attributable to the implementation of process improvements and our credit policy. Including the impact of the acquisition of the assets of TCS, our DSO was 118 days. We expect to see our DSO return to levels below 100 days during the first half of 2003. In connection with the TCS acquisition, we recorded a current liability of $2.8 million and a long-term liability of $13.5 million reflecting obligations under a long-term contract assumed by NICE. We have entered into negotiations to amend this contract but there can be no assurance that we will be successful in these negotiations.

     For 2001, cash provided by operations was $2.3 million, compared with cash used in operations of $2.1 million in 2000 The improvement in 2001 compared with 2000 was primarily attributable to an overall improvement in working capital associated with substantial reductions in accounts receivable and inventories largely offset by the $46.8 million loss incurred in the year. Days sales outstanding (DSO) in accounts receivable was 99 days at the end of 2001 compared with 113 days at December 31, 2000.

     Net cash used in investing activities was $28.3 million compared with net cash provided by investing activities of $2.5 million in 2001. The decrease in 2002 is due to the acquisition of TCS. Capital expenditures were $5.4 million in 2002 and $7.6 million in 2001. Capital expenditures in 2002 included investment in additional modules for our global ERP system including the implementation of the order management and financial system modules at TCS' Southampton facility following the acquisition and equipment for research and development and demonstration purposes. As of December 31, 2002, we have no material commitment for capital expenditures.

     Net cash provided by investing activities was $2.5 million in 2001 and net cash used in investing activities was $18.1 million in 2000. The increase in 2001 reflects lower capital expenditures and lower outlays for acquisitions. Capital expenditures were $7.6 million and $14.2 million in 2001 and 2000, respectively. 2001 capital expenditures related primarily to investment in a global ERP system and equipment for research and development purposes.

     Net cash provided by financing activities (mainly net proceeds from the issuance of shares upon the exercise of stock options) was $2.1 million, $1.9 million and $15.0 million in 2002, 2001 and 2000, respectively, primarily as a result of stock options exercised. We have available for use short-term revolving lines of credit at a number of commercial banks totaling up to $25 million. As of December 2002, we also have available for use committed credit lines of $22 million secured by one of our commercial bond portfolios. There are no financial covenants associated with these credit lines. As of December 31, 2002, we had less than $0.1 million outstanding on our lines of credit. As of May 1, 2003, no amounts were drawn against our short-term lines of credit. The availability under the lines of credit has been reduced, however, by $2.2 million in outstanding guarantees and letters of credit. Additionally, we have one advance payment guarantee in the amount of $1.6 million which stipulates that the Company will have at least $20 million of cash and long term investments and shareholders' equity of $100 million.

     We believe that based on our current operating forecast, the combination of existing working capital, expected cash flows from operations and available credit lines will be sufficient to finance our ongoing operations for the next twelve months. Depending upon our future growth, the success of our business initiatives and acquisition opportunities, we will consider from time to time various financing alternatives and may seek to raise additional capital to finance our strategic efforts through debt or equity financing, the sale of non-strategic assets or to enter into strategic arrangements.

     Set forth below are our contractual obligations and other commercial commitments over the medium term as of December 31, 2002($ in thousands):

-------------------------------------------------------------------------------------------------------------------
                                                             PAYMENTS DUE BY PERIOD
                              -------------------------------------------------------------------------------------
                                                      LESS THAN 1
CONTRACTUAL OBLIGATIONS                TOTAL             YEAR        1- 3 YEARS    4-5 YEARS     AFTER 5 YEARS
-------------------------------------------------------------------------------------------------------------------
Operating Leases                      12,392             5,358         6,437          579              18
-------------------------------------------------------------------------------------------------------------------
Unconditional Purchase
Obligations                           15,377             6,190         9,187           -
-------------------------------------------------------------------------------------------------------------------
Other Long-Term Obligations
-------------------------------------------------------------------------------------------------------------------
Total Contractual Cash
Obligations                           27,769             11,548        15,624         579              18
-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
                                                              AMOUNT OF COMMITMENT EXPIRATION PER PERIOD
                                                     --------------------------------------------------------------
                                      TOTAL
                                     AMOUNTS         LESS THAN 1
                                    COMMITTED          YEAR        1- 3 YEARS      4-5 YEARS      OVER 5 YEARS
-------------------------------------------------------------------------------------------------------------------
OTHER COMMERCIAL COMMITMENTS
-------------------------------------------------------------------------------------------------------------------
Lines of Credit
-------------------------------------------------------------------------------------------------------------------
Standby Letters of Credit
-------------------------------------------------------------------------------------------------------------------
Guarantees                             3,778              800          2,488          490
-------------------------------------------------------------------------------------------------------------------
Standby Repurchase Obligations
-------------------------------------------------------------------------------------------------------------------
Other Commercial Commitments
-------------------------------------------------------------------------------------------------------------------
Total Commercial Commitments
                                       3,778              800          2,488          490
-------------------------------------------------------------------------------------------------------------------

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

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

     FOREIGN CURRENCY RISK. We conduct our business primarily in U.S. dollars but also in the currencies of the United Kingdom, Canada, the European Union and Israel. Thus, we are exposed to foreign exchange movements, primarily in UK, European and Israel currencies. We monitor foreign currency exposure and, from time to time, may enter into various contracts to preserve the value of sales transactions and commitments.

     INTEREST RATE RISK. We invest in investment-grade U.S. corporate bonds and dollar deposits with FDIC-insured U.S. banks. Since these investments carry fixed interest rates and since our policy and practice is to hold these investments to maturity, interest income over the holding period is not sensitive to changes in interest rates. As of December 31, 2002, we had no other exposure to changes in interest rates and had no interest rate derivative financial instruments outstanding.

RECENTLY ISSUED OR ADOPTED ACCOUNTING PRONOUNCEMENTS

     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses significant issues regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. The Company elected early adoption of SFAS No. 146.


FACTORS THAT MAY AFFECT FUTURE RESULTS

     We operate globally in a dynamic and changing environment that involves numerous risks and uncertainties. The following section lists some, but not all, of those risks and uncertainties that could cause actual results and outcomes to differ materially from those contained in any forward-looking statement made by or on behalf of the Company.

     THE OVERALL ECONOMIC ENVIRONMENT CONTINUES TO BE WEAK. We are subject to the effects of general global economic and market conditions. Our operating results have been materially adversely affected as a result of recent unfavorable economic conditions and reduced information technology spending, particularly in the product segments in which we compete. During 2002, there was an increase in demand for our type of products as customers allocated resources to enhance their recording and analysis capabilities for compliance and risk management and for security. However, customer purchase decisions may be significantly affected by a variety of factors including trends in spending for information technology, enterprise software, market competition, and the viability or announcement of alternative technologies. If economic conditions continue to be weak, demand for our products could decrease resulting in lower revenues, profits and cash flows.

     OUR BUSINESS STRATEGY CONTINUES TO EVOLVE. Historically we have supplied the hardware and some software for implementing multimedia recording solutions. Our shift to providing professional support services and now towards an enterprise software business model has required and will continue to require substantial change, potentially resulting in some disruption to our business. These changes may include changes in management and technical personnel; expanded or differing competition resulting from entering the enterprise software market; increased need to expand our distribution network to include system integrators which could impact revenues and gross margins, and, as our applications are sold either to our installed base or to new customers together with our recording platforms, the rate of adoption of our software applications by the market.

     WE MAY EXPERIENCE DIFFICULTY MANAGING CHANGES IN OUR BUSINESS. The changes in our business may place a significant strain on our operational and financial resources. We may experience substantial disruption from changes and could incur significant expenses and write-offs. If we do not carefully manage expense and inventory levels consistent with product demand and do not carefully manage accounts receivable to limit credit risk, this could materially adversely affect our results of operations.

     OUR SERVICE REVENUES ARE DEPENDENT ON OUR INSTALLED BASE OF CUSTOMERS. We derive a significant portion of our revenues from services, which include maintenance, project management, support and training. As a result, if we lose a major customer or if a support contract is delayed or cancelled, our revenues would be adversely affected. In addition, customers who have accounted for significant services revenues in the past may not generate revenues in future periods. Our failure to obtain new customers or additional orders from existing customers could also materially affect our results of operations.

     RISKS ASSOCIATED WITH OUR DISTRIBUTION CHANNELS MAY MATERIALLY ADVERSELY AFFECT OUR FINANCIAL Results. We have agreements in place with many distributors, dealers and resellers to market and sell our products and services in addition to our direct sales force. We derive a significant percentage of our revenues from one or more of our distributor channels. Our financial results could be materially adversely affected if our contracts with channel partners were terminated, if our relationship with channel partners were to deteriorate or if the financial condition of our channel partners were to weaken. In addition, as our market opportunities change, we may have increased reliance on particular channel partners, which may negatively impact gross margins. There can be no assurance that we will be successful in maintaining or expanding these channels. If we are not successful, we may lose sales opportunities, customers and market share. In addition, there can be no assurance that our channel partners will not develop or market products or services in competition with us in the future.

     OUR UNEVEN SALES PATTERNS COULD SIGNIFICANTLY IMPACT OUR QUARTERLY REVENUES AND EARNINGS. The sales cycle for our solutions is variable, typically ranging between a few weeks to several months from initial contact with the potential client to the signing of a contract. Frequently, sales orders accumulate towards the latter part of a given quarter. Looking forward, given the lead-time required by our contract manufacturer, if a large portion of sales orders are received late in the quarter, we may not be able to deliver product within the quarter and thus such sales will be deferred to a future quarter. There can be no assurance that such deferrals will result in sales in the near term, or at all. Thus, delays in executing client orders may affect our revenue and cause our operating results to vary widely. Additionally, as a high percentage of our expenses, particularly employee compensation, is relatively fixed, a variation in the level of sales, especially at or near the end of any quarter, may have a material adverse impact on our quarterly operating results.

     COMPETITIVE PRICING AND DIFFICULTY MANAGING PRODUCT COSTS COULD MATERIALLY ADVERSELY AFFECT OUR REVENUES AND EARNINGS. The market for our products and related services, in general, is highly competitive. Additionally, some of our principal competitors such as Witness Inc., Verint, Inc., and ASC may have significantly greater resources and larger customer bases than do we. We have seen evidence of deep price reductions by our competitors and expect to continue to see such behavior in the future, which, if we are required to match such discounting, will adversely affect our gross margins and results of operations. To date, we have been able to manage our product design and component costs. However, there can be no assurance that we will be able to continue to achieve reductions in component and product design costs. Further, the relative and varying rates of increases or decreases in product price and cost could have a material adverse impact on our earnings.

     OUR GROSS MARGINS ARE HIGHLY DEPENDENT UPON OUR PRODUCT MIX. It is difficult to predict the exact mix of products for any period between hardware, software and services as well as within the product category between audio platforms and related applications, digital video and COMINT.

     IF OUR SUPPLIERS ARE NOT ABLE TO MEET OUR REQUIREMENTS, WE COULD HAVE DECREASED REVENUES AND EARNINGS:

     o We migrated the manufacturing of all of our key products to a contract manufacturer. The TCS product line is also manufactured by a third party. We may experience delivery delays due the inability of the outsourcers to consistently meet our quality or delivery requirements. If these suppliers or any other supplier were to cancel contracts or commitments with us or fail to meet the quality or delivery requirements needed to satisfy customer orders for our products, we could lose time-sensitive customer orders and have significantly decreased quarterly revenues and earnings, which would have a material adverse effect on our business, results of operations and financial condition.

     o Should we have on-going performance issues with our contract manufacturers, the process to move from one contractor to another is a lengthy and costly process that could affect our ability to execute customer shipment requirements and /or might negatively affect revenue and/or costs.

We depend on certain critical components in the production of our products and parts. Some of these components are obtained only from a single supplier and only in limited quantities. In addition, some of our major suppliers use proprietary technology and software code that could require significant redesign of our products in the case of a change in vendor. Further, if suppliers discontinue their products, or modify them in manners incompatible with our current use, or use manufacturing processes and tools that could not be easily migrated to other vendors, we could have significant delays in product availability, which would have a significant adverse impact on our results of operations and financial condition.

     UNDETECTED PROBLEMS IN OUR PRODUCTS COULD DIRECTLY IMPAIR OUR FINANCIAL RESULTS. If flaws in design, production, assembly or testing of our products (by us or our suppliers) were to occur, we could experience a rate of failure in our products that would result in substantial repair, replacement or service costs and potential liability and damage to our reputation. There can be no assurance that our efforts to monitor, develop, modify and implement appropriate test and manufactruing processes for our products will be sufficicent to permit us to avoid a rate of failure in our products that results in substantial delays in shipment, significant repair or replacement costs or potential damage to our reputation, any of which could have a material adverse effect on our business, results of operations and financial condition.

     OUR GROWTH IS DEPENDENT UPON RECRUITING AND RETAINING KEY PERSONNEL. If our growth continues, we will be required to hire and integrate new employees. There can be no assurance that we will be able to successfully recruit and integrate new employees. Competition for highly skilled employees, including sales, technical and management personnel, may again become high in the technology industry. We may experience personnel changes as a result of our move from multimedia recording equipment towards business performance solutions. Our failure to attract talented employees or retain the services of key personnel, could have a material adverse effect on our results of operations and financial position.

     WE MAY EXPERIENCE DIFFICULTY MANAGING OPERATIONAL EXPANSION. We have recently established a sales infrastructure in Hong Kong by relocating a portion of our Israel-based sales operations and by recruiting new managers and sales persons in order to bring about a growth in revenue in the Asia Pacific market. We may establish additional operations within the region where growth opportunities are projected to warrant the investment. However, we cannot assure you that our revenues will increase as a result of this expansion or that we will be able to recover the expenses we incurred in effecting the expansion. Our failure to effectively manage our expansion of our sales, marketing, service and support organizations could have a negative impact on our business. To accommodate our global expansion, we are continuously implementing new or expanded business systems, procedures and controls. There can be no assurance that the implementation of such systems, procedures, controls and other internal systems can be completed successfully.

     CHANGES IN FOREIGN CONDITIONS COULD MATERIALLY ADVERSELY AFFECT OUR FINANCIAL RESULTS. Approximately half of our revenues are derived from sales outside the United States. Accordingly, our future results could be materially adversely affected by a variety of factors including changes in exchange rates, general economic conditions, regulatory requirements, tax structures or changes in tax laws, and longer payment cycles in the countries in our geographic areas of operations.

     OUR BUSINESS COULD BE MATERIALLY ADVERSELY AFFECTED AS A RESULT OF THE RISKS ASSOCIATED WITH ACQUISITIONS AND INVESTMENTS. As part of our growth strategy, we have made a number of acquisitions and have made minority investments in complementary businesses, products or technologies. We frequently evaluate the tactical or strategic opportunity available related to complementary businesses, products or technologies. The process of integrating an acquired company's business into our operations and/or of investing in new technologies, may result in unforeseen operating difficulties and large expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business. Other risks commonly encountered with acquisitions include the effect of the acquisition on our financial and strategic position and reputation; the failure of the acquired business to further our strategies, the inability to successfully integrate or commercialize acquired technologies or otherwise realize anticipated synergies or economies of scale on a timely basis and the potential impairment of acquired assets. Moreover, there can be no assurance that the anticipated benefits of any acquisition or investment will be realized. Future acquisitions or investments contemplated and/or consummated could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, amortization expenses related to intangible assets, any of which could have a material adverse effect on our operating results and financial condition. We have also invested in companies, which can still be considered in the start-up or development stages. These investments are inherently risky as the market for the technologies or products they have under development are typically in the early stages and may never materialize. We could lose our entire initial investment in these companies.

     WE MAY BE UNABLE TO KEEP PACE WITH RAPID INDUSTRY, TECHNOLOGICAL AND MARKET CHANGES. The market for our products and services is subject to rapid technological change and new product introductions. Current competitors and/or new market entrants may develop new, proprietary products with features that could adversely affect the competitive position of our products. We may not successfully anticipate market demand for new products or services, or introduce them in a timely manner. The convergence of voice and data networks, wired and wireless communications could require substantial modification and customization of our current products and business models, as well as the introduction of new products. Further, customer acceptance of these new technologies may be slower than we anticipate. We may not be able to compete effectively in these markets. In addition, our products must readily integrate with major third party security, telephone, front-office and back-office systems. Any changes to these third party systems could require us to redesign our products, and any such redesign might not be possible on a timely basis or achieve market acceptance. Additional factors that may cause actual results to differ materially from our expectations include industry specific factors; our ability to continuously develop, introduce and deliver commercially viable products, solutions and technologies, and the market's rate of acceptance of the solutions we offer and our ability to keep pace with market and technology changes and to compete successfully.

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

     OUR BUSINESS MAY SUFFER IF WE CANNOT PROTECT OUR INTELLECTUAL PROPERTY. Our success is dependent, to a certain extent, upon our proprietary technology. We currently rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure and non-compete agreements, to establish and protect the technology used in our systems. However, we cannot assure you that such measures will protect our proprietary technology that competitors will not develop products with features based upon, or otherwise similar to, our systems or that we will prevail in any proceeding instituted by us in order to enjoin competitors from selling similar products.

     WE ARE INVOLVED IN LITIGATION AND MAY BECOME INVOLVED IN LITIGATION THAT MAY MATERIALLY ADVERSELY AFFECT US. In our industry, there has been extensive litigation regarding patents and other intellectual property rights. Although we believe that our products do not infringe upon the proprietary rights of third parties, we cannot assure you that one or more third parties will not make a contrary claim or that we will be successful in defending such claim. In June 2000, Dictaphone Corporation, one of our competitors, filed a patent infringement claim relating to certain technology embedded in some of our products. The claim is for damages for past infringement and enjoinment of any continued infringement of Dictaphone patents. In the court's discretion, the damages may be trebled and attorney fees awarded. As a result we might be forced to pay significant damages and licensing fees, modify our business practices or even be enjoined from conducting a significant part of our U.S. business. Any such results could materially harm our business. We believe, however, that we have a valid defense to this claim and are vigorously defending it. We have received notification from our insurance company indicating that the claim is not covered by our insurance policy; however, our insurance company has agreed to reimburse for us all legal expenses that we are expending in defense of the claim while reserving its final decision on this matter until the final outcome of the litigation. The discovery period is closed, dispositive motions have been filed with the Court, and we are awaiting the Court's decisions on these motions as well as scheduling for trial.

     In April 2002, we received a letter from Dictaphone stating that several of our products were using technology protected by additional Dictaphone patents and offering us a licensing arrangement for these patents. We believe that none of our products infringe upon those patents. We cannot assure you, however, that we will be successful in defending the Dictaphone infringement claim or other claims, or that infringement claims or other claims, if asserted, will not have a material adverse effect on our business, financial condition or results of operations. Any claims, with or without merit, could be costly and time-consuming to defend, divert our management's attention, cause product delays and have an adverse effect on our revenues and operating results. If any of our products were found to infringe a third party's proprietary rights, we could be required to enter into royalty or licensing agreements to be able to sell our products, which may not be available on terms acceptable to us or at all.

     CHANGES IN ISRAELI GOVERNMENT BENEFIT PROGRAMS COULD MATERIALLY ADVERSELY AFFECT US. We derive and expect to continue to derive significant benefits from various programs and laws in Israel including tax benefits relating to our "Approved Enterprise" programs and grants from the Office of the Chief Scientist, or OCS, for research and development. To be eligible for these grants, programs and tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets. From time to time, the Israeli Government has discussed reducing or eliminating the availability of these grants, programs and benefits. Pursuant to an amendment to Israeli regulations, income from two of our "Approved Enterprises" is exempt from income tax for only two years. Following this two year period, the Approved Enterprise" will be subject to corporate tax at a reduced rate of 10-25% (based on the percentage of foreign ownership in each taxable year) for the following eight years. Income from the other two "Approved Enterprises" are tax exempt for four years. Following this four year period, the "Approved Enterprises" are subject to corporate tax at a reduced rate of 10-25% (based on the percentage of foreign ownership in each taxable year) for the following six years. If grants, programs and benefits available to us or the laws under which they were granted are eliminated or their scope is further reduced, or if we fail to meet the conditions of existing grants, programs or benefits and are required to refund grants or tax benefits already received (together with interest and certain inflation adjustments) or fail to receive approval for future Approved Enterprises, our business, financial condition and results of operations could be materially adversely affected.

     WE MAY HAVE EXPOSURE TO ADDITIONAL INCOME TAX LIABILITIES. As a global corporation, we are subject to income taxes both in Israel and various foreign jurisdictions. Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses. Additionally, the amount of income taxes paid is subject to our interpretation of applicable laws in the jurisdictions in which we file. From time to time, we are subject to income tax audits. While we believe we comply with all applicable income tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes. Should we be assessed additional taxes, there could be a material adverse affect on our results of operations and financial condition.

     OUR BUSINESS COULD BE MATERIALLY ADVERSELY AFFECTED BY WAR, TERRORISM AND NATURAL DISASTER. In the event of war, acts of terrorism or natural disaster, such as widespread disease, earthquake and flood, we could experience significant business interruption. Such conflicts may also cause damage or disruption to transportation and communication systems, which could affect our suppliers' ability to deliver products and to our employees' and distributors' ability to conduct business and provide services.

     OUR STOCK PRICE IS VOLATILE. Numerous factors, some of which are beyond our control, may cause the market price of our ordinary shares or the American Depositary Shares (ADSs) representing our ordinary shares to fluctuate significantly.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

DIRECTORS AND SENIOR MANAGEMENT

     The following table sets forth, as of June 15, 2003, the name, age and position of each of our directors and executive officers:


     NAME                             AGE                      POSITION
     ----                             ---                      --------
Ron Gutler(2)                         45      Chairman of the Board of Directors

Joseph Atsmon(2)                      54      Vice-Chairman of the Board of Directors

Rimon Ben-Shaoul(4)                   58      Director

Joseph Dauber(1)(4)                   58      Director

Dan Falk(1)(2)(3)(4)                  58      Director

John Hughes                           51      Director

David Kostman                         38      Director

Dr. Leora  Meridor(1)(2)(3)           55      Director

Timothy Robinson(2)                   39      Director

Haim Shani                            46      President and Chief Executive Officer

Lauri Hanover                         43      Corporate Vice President and Chief Financial Officer

Ya'akov Huberman                      46      Corporate Vice President, Business Development

Dr. Rivi Sherman                      49      Corporate Vice President and Chief Technology Officer

Daphna Kedmi                          50      Corporate Vice President, General Counsel and Corporate Secretary

Meni Gal                              49      Corporate Vice President, Human Resources

Yoav Zaltzman                         45      Corporate Vice President, NiceTrack

Doron Eidelman                        48      Executive Vice President, NiceVision

Eytan Bar                             37      Corporate Vice President, Products

Zvi Baum                              47      Corporate Vice President, Marketing

Dr. Shlomo Shamir                     56      President and Chief Executive Officer of NICE Systems Inc.

Jim Park                              47      President NICE CTI Systems UK Ltd.

     NAME                             AGE                      POSITION
     ----                             ---                      --------

Doron Ben Sira                        43      President NICE APAC Ltd.

Eran Porat                            41      Corporate Controller

     (1)  Member of the Internal Audit Committee.
     (2)  Member of the Audit Committee.
     (3)  Outside Director. See "-- Outside Directors."
     (4)  Member of the Compensation Committee

     Set forth below is a biographical summary of each of the above-named directors and executive officers of NICE.

     RON GUTLER has been a director of NICE since May 2001 and chairman of the board since May 2002. Mr. Gutler is currently the chairman of G.J.E 121 Promoting Investment Ltd., a real estate investment company. Between 2000 and 2002, he managed the Blue Border Horizon Fund, a global macro fund. Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company (currently part of Deutche Bank). Between 1987 and 1999, he filled various positions with Bankers Trust. Mr. Gutler headed the Trading and Sales Activities in Asia, South America and Emerging Europe. He also established and headed the Israeli office of Bankers Trust. Mr. Gutler holds a Bachelor's degree in economics and international relations and a Master`s degree in Business Administration, cum laude, both from the Hebrew University, Jerusalem.

     JOSEPH ATSMON has been a director of NICE since September 2001 and Vice-Chairman of the Board since May 2002. Mr. Atsmon currently serves as a Director of Ceragon Networks. From 1995 until 2000, Mr. Atsmon served as Chief Executive Officer of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998. Mr. Atsmon had a twenty year career with Tadiran Ltd. In his last role at Tadiran Ltd., Mr. Atsmon served as Corporate VP for business development. Prior to that, he served as President of various military communications divisions. Mr. Atsmon received a B.Sc. in Electrical Engineering, suma cum laude, from the Technion, Israel Institute of Technology.

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

     JOSEPH DAUBER has been a director of NICE since April 2002. Mr. Dauber is currently the chairman of the B.O.D of the Maritime Bank Of Israel. Until June 2002 he was deputy chairman of the board of Management and joint Managing Director of Bank HaPoalim and was responsible for the commercial division of the bank. During the years 1994-1996 and until 6/ 2002 Mr. Dauber served as Chairman of Poalim American Express and of the Isracard Group. He holds a Bachelor's degree in Economics and Statistics and an MBA, both from the Hebrew University of Jerusalem.

     DAN FALK has been a director of NICE since January 2002. Mr. Falk serves as a member of the boards of directors of Orbotech Systems Ltd., Attunity Ltd., Orad Ltd., Netafim Ltd., Visionix Ltd., Ramdor Ltd., Medcon Ltd., Advanced Vision Technology Ltd., ClickSoftware Technologies Ltd., Dor Chemicals Ltd. and Poalim(C.M.) Hi-Tech Ltd., all of which are Israeli companies. In1999 and 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V. From 1985 to 1999, Mr. Falk served in various positions in Orbotech Systems Ltd., the last of which were Chief Financial Officer and Executive Vice President. From 1973 to 1985, he served in several executive positions in the Israel Discount Bank. Mr. Falk holds a Bachelor's degree in Economics and Political Science and a Master's degree in Business Administration from the Hebrew University, Jerusalem. As described above, Mr. Falk serves on the board of directors of a number of companies, both public and private and qualifies as an Outside Director under Israeli law. See "-- Outside Directors."

     JOHN HUGHES has been a director of NICE since November 2,2002.Mr Hughes is currently Executive Vice President and COO of the Thales Group and CEO of its IT&S Aerospace Business Areas. During the years 1997 until 2000 he held positions with Lucent Technologies, and was President of its GMS/UMTS division and in the years 1991 through 1997,Mr Hughes served as Director Convex Global Field operations within the Hewlett Packard Company. Prior to that Mr. Hughes held various positions with UK and US companies. Mr. Hughes holds a bachelor of science degree in Electrical and Electronic Engineering from the University of Hertfordshire.

     DAVID KOSTMAN has been a director of NICE since January 2000. Mr. Kostman is currently the Chief Operating Officer of Delta Galil USA Inc., a subsidiary of Delta Galil Industries Ltd., a Nasdaq-listed apparel manufacturer. Until May, 2002 he was the Chief Operating Officer of VerticalNet, Inc. and of VerticalNet International, which he joined in June 2000. Prior thereto, Mr. Kostman was a Managing Director in the Investment Banking Division of Lehman Brothers Inc., which he joined in 1994. Mr. Kostman holds a bachelor's degree in law from Tel-Aviv University and a master's degree in business administration from INSEAD, France.

     LEORA (RUBIN) MERIDOR has been a director of NICE since January 2002. Since 2001, Dr. Meridor has been the Chairman of the Board of Bezeq International, Poalim Capital Markets and Walla Telecommunication. From 1996 to 2000, Dr. Meridor served as Senior Vice President, Head of the Credit and Risk Management Division of the First International Bank of Israel. Between 1983 and 1996 Dr. Meridor held various positions in the Bank of Israel, the last of which was Head of the Research Department. Dr. Meridor has held various teaching positions with the Hebrew University and holds a Bachelor's degree in mathematics and physics, a Master's degree in Mathematics and a PhD in Economics from the Hebrew University, Jerusalem. Dr. Meridor serves on several boards of directors and qualifies as an Outside Director under Israeli law. See "--Outside Directors."

     TIMOTHY ROBINSON has been a director of NICE since November 2, 2002. Mr. Robinson is currently Senior Vice President of the Secure Operations business unit of the Thales Group. During the years 1997-2001 Mr. Robinson was Chief Executive of the DCS Group prior to which he was Managing Director of Silicon Graphics/Cray Research. In the years 1984-1995 Mr. Robinson held several positions with IBM Corporation in Europe and Asia the last of which was Director of IBM UK. Mr. Robinson holds a Bachelor of Science (Hons) from the University of Leeds and is currently a director of Camelot, the National Lottery Operator for the United Kingdom.

     HAIM SHANI has served as President and Chief Executive Officer of NICE since January 2001. Mr. Shani came to NICE from Applied Materials (Israel), where he served as General Manager in its Israeli office from 1998 to 2000, heading up the Process Diagnostic and Control (PDC) business group formed following the acquisition by Applied Materials of Opal Ltd. and Orbot Instruments, Ltd. Prior to joining Applied Materials, Mr. Shani held various management positions at Orbotech Ltd. From 1995 to 1998, he served as Corporate Vice President of Marketing and Business Development, from 1993 to 1995, he served as President of Orbotech's subsidiary in Asia Pacific, based in Hong Kong and from 1992 to 1993, he served as President of Orbotech Europe, based in Brussels. From 1982 to 1992, Mr. Shani held various management positions at Scitex Corporation and IBM Israel. Mr. Shani holds a bachelor's degree in industrial and management engineering from the Technion - Israel Institute of Technology and a master's degree in business administration from INSEAD, France.

     LAURI HANOVER has served as Corporate Vice President and Chief Financial Officer of NICE since December 2000. Ms. Hanover previously served as Executive Vice President and Chief Financial Officer of Sapiens International Corporation N.V. since March 1997. From 1984 to 1997, Ms. Hanover served in a variety of financial management positions, including Corporate Controller, at Scitex Corporation Ltd. Prior thereto, Ms. Hanover was a senior financial analyst at Philip Morris Companies, Inc. Ms. Hanover holds a bachelor's degree in finance from the Wharton School of Business and a bachelor of arts degree from the College of Arts and Sciences, both of the University of Pennsylvania. Ms. Hanover also holds a master's degree in business administration from New York University. Ms. Hanover is a Director and Chairman of the Audit Committee of Nova Measuring Instruments Ltd.

     YA'AKOV HUBERMAN has served as Corporate Vice President, Business Development of NICE since January 2000. From 1998 to January 2000, Mr. Huberman served as Vice President of Marketing for the Enterprise Internetworking Systems Group of Lucent Technologies Ltd. and, from 1995 to 1998, he was Vice President of Global Marketing and Business Development for Lannet Data Communications Ltd., which was acquired by Lucent in 1998. Prior thereto, Mr. Huberman was the Managing Director of ServiceSoft Europe, a pan-European leading vendor of artificial intelligence and knowledge-based software for call center and customer service applications. Mr. Huberman holds a bachelor's degree in economics and business administration from the Leon Recanati Business School of Tel-Aviv University.

     DR. RIVI SHERMAN has served as Chief Technology Officer of NICE since December 2001. From 1997 to 2001, she served as General Manager Advanced Products Development of Applied Materials (Israel). From 1989 to 1997, Dr. Sherman held several positions with Orbot Instruments, including Vice President, Wafer Inspection Product Line .Prior to that she conducted research in the area of distributed computing in the University of California. Dr. Sherman holds a bachelor's degree in Mathematics from the Tel Aviv University and a Master's degree and PhD in Computer Science from the Weizmann Institute of Science. Dr. Sherman has various publications and patents to her name.

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

     MENI GAL has served as Corporate Vice President, Human Resources since January 2001. Prior to joining NICE, Mr. Gal served as Director of Human Resources of Applied Materials Israel since 1999. From 1994 to 1999, Mr. Gal served as Senior Vice President of Human Resources for Strauss Company, an international food company. From 1986 to 1994, Mr. Gal held senior management positions in human resources at Tadiran Communications, a developer of communications technologies for the defense and military industries. Mr. Gal holds a bachelor's degree in education and Behavioral Sciences from Tel-Aviv University.

     YOAV ZALTZMAN has served as Corporate Vice President, Business Operations of NICE since May 2001 and is now Corporate Vice President, NiceTrack. Prior to joining NICE, Mr. Zaltzman served as Senior Director of Sales for Applied Materials Israel since 1997. From 1994 to 1997, Mr. Zaltzman served as General Manager of Orbot Instruments in Europe, based in Brussels, which was acquired by Applied Materials in 1997. From 1987 to 1992, Mr. Zaltzman held various sales and marketing positions for Oracle in Israel. Mr. Zaltzman holds a bachelor's degree in Computer Sciences and a master's degree in business administration, both from Tel Aviv University.

     DORON EIDELMAN serves as Executive Vice President, NiceVision since May 2002. Previously, he was COO of AudioCodes, a telecommunications company. From 1992 to 2001, Mr. Eidelman was Executive Vice President and President of the Display Division of Orbotech and from 1987 to 1992, he held various positions in Optrotech, the last of which was Vice President. Mr. Eidelman served in an elite intelligence unit in the IDF and was awarded the prestigious Israel Defense Award .He holds a bachelor's degree in electronic engineering from the Technion-Israel Institute of Technology and a master's degree in electronic engineering from the University of Tel Aviv.

     EYTAN BAR is currently Corporate Vice President Product Lines. From 2000 to 2001, he was Vice President Professional Services and from 2001 to 2002, he served as Vice President R&D of the Company . Prior to joining NICE, Mr. Bar held several positions with the STS Group, including General Manager of STS Software Systems Ltd.

     ZVI BAUM served as Director of Product Management in the CEM Division of NICE since January 2002. In May 2003 Mr. Baum was promoted to the position of Corporate VP of Marketing. Before joining NICE, Mr. Baum served as the Managing Director of Call Vision Israel Ltd - a company that specialized in the development of advanced web-based quality monitoring solutions for call centers. Prior to that, he served as the VP of International Sales and Marketing at STS Software Systems which developed recording solutions and was acquired by NICE at the end of 1999. Between 1987 and 1998 Mr. Baum worked for a number of American and European companies in several areas, including technical management, marketing and channel management. Mr. Baum holds a B.Sc. in Engineering from the Technion - Israel Institute of Technology and M.Sc. in Computer Science and MBA
- both from the University of California LA (UCLA).

     DR. SHLOMO SHAMIR has served as President and Chief Executive Officer of NICE Systems Inc., NICE's wholly owned subsidiary and corporate headquarters in North America, since April 2001. Dr. Shamir previously served as President and CEO of CreoScitex America, Inc. from 2000 to April 2001. From 1997 to 2000, Dr. Shamir served as President and CEO of Scitex America Corp. and from 1994 to 1997, he served as its Corporate Vice President of Operations. Prior to 1994, Dr. Shamir served in the IDF where he attained the rank of Brigadier General. Dr. Shamir also built and led the planning division in the IDF headquarters and served as Israel's military attache to Germany. Dr. Shamir holds a bachelor's degree in physics from the Technion - Israel Institute of Technology and masters of science and doctorate degrees in engineering and economic systems from Stanford University.

     JIM PARK is currently the President of NICE Sytems CTI UK Ltd, NICE's wholly owned subsidiary and corporate headquarters in EMEA. Mr. Park was previously CEO of Thales Contact Solutions (Previously Racal Recorders) which was acquired, by NICE, in Nov 2002. Prior to Joining Racal, in 1998, Mr. Park held various senior management positions at Mitel Telecom. From 1996 to 1998 he served as General Manager for Mitel's EMEA switching business, from 1994 to 1996 he was VP of business development, from 1991 to 1994 he was director of Marketing and from 1982 to 1991 he held various sales management roles, in Europe, the Middle East and Africa. Mr. Park's early career was spent in various engineering roles with Siemens UK (1979 to 1982) and British Telecom (1974 to
1979), who sponsored him through college.

     DORON BEN SIRA has served as President of NICE APAC since February 2002. Mr. Ben-Sira came to NICE from Orbotech, where he served as Vice president of its Assembly division, based in Hong Kong, from 1998 to 2002, leading all sales, marketing and customer support activities of that division. Prior to joining Orbotech, Mr. Ben Sira served from 1996 to 1998 as the East Europe Regional Director of Cisco Systems, Channel and OEM Director at Siemens Data communication from 1995 to 1997, based in Munich, and Sales & Marketing Vice President at Mashov Computers, where he was responsible for all Novell activities in the Middle East region from 1989 to1995. Mr. Ben-Sira holds a bachelor's degree in economics and a master's degree in business administration from Tel Aviv University.

     ERAN PORAT has served as Corporate Controller of NICE since March 2000. From 1997 to February 2000, Mr. Porat served as Corporate Controller of Technomatics Technologies Ltd. From 1996 to 1997, he served as Corporate Controller of Nechushtan Elevators Ltd. Mr. Porat is a CPA and holds a bachelor's degree in economics and accounting from the University of Tel-Aviv.

COMPENSATION

     The aggregate compensation paid to or accrued on behalf of all our directors and executive officers as a group (27 persons) during 2002 consisted of approximately $3.3 million, in salary, fees, bonus, commissions and directors' fees and $50,000 in amounts set aside or accrued for to provide pension, retirement or similar benefits, but excluding amounts we expended for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

     During 2002, our officers and directors received, in the aggregate, options to purchase up to 410,000 ordinary shares under our 1995 Stock Option Plan. These options have an average exercise price of $11.87 and will expire 6 years after the date the options were granted.

     Compensation and reimbursement for Outside Directors (as described below) is statutorily determined pursuant to the Israeli Companies Law, 5759-1999, or the Israeli Companies Law. The statutory rates for Outside Directors is approximately NIS 46,000 per annum and approximately NIS 1,800 per meeting. Compensation and reimbursement of all other directors who do not serve as officers are the same as the statutory rates paid to Outside Directors except for the chairman and vice chairman of the Board who receive 150% and 137.5% of the annual amount, respectively. We do not have directors who serve as officers in the Company.

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

     The board may, subject to the provisions of the Israeli Companies Law, appoint a committee of the board and delegate to such committee all or any of the powers of the board as it deems appropriate. Notwithstanding the foregoing, the board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees. The board has appointed an internal audit committee, as required under the Israeli Companies Law, that has three members, an audit committee that has five members and a compensation committee that has three members.

     OUTSIDE DIRECTORS

     Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two "outside" directors.

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

     Outside directors are to be elected by a majority vote at a shareholders' meeting, provided that either:

     o the majority of shares voted at the meeting shall include at least one-third of the shares of non-controlling shareholders present at the meeting and voting on the matter (without taking into account the votes of the abstaining shareholders); or

     o the total number of shares of non-controlling shareholders voted against the election of the outside directors does not exceed one percent of the aggregate voting rights in the company.

     The term of an outside director will be three years and may be extended for an additional three years. Each committee of a company's board of directors which is empowered to exercise any of the board's powers is required to include at least one outside director. We intend to take all actions required for us to comply with the Israeli Companies Law and its requirements for outside directors.

     Our outside directors were elected at a Special General Meeting held on December 26, 2001.An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service as director of the company.

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

     AUDIT COMMITTEE AND INTERNAL AUDIT COMMITTEE

     The Israeli Companies Law requires public companies to appoint an internal audit committee. The role of the internal audit committee under the Israeli Companies Law is to examine flaws in the business management of the company in consultation with the internal auditors and the independent accountants, and to propose remedial measures to the board. The internal audit committee also reviews interested party transactions for approval as required by law. Under the Israeli Companies Law, an internal audit committee must consist of at least three directors, including all of the outside directors. The chairman of the board of directors, any director employed by or otherwise providing services to the company on a regular basis, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the internal audit committee.

     In addition, under the Nasdaq rules applicable to us, we are required to maintain an audit committee, comprised of a majority of independent directors. The responsibilities of the audit committee under the Nasdaq rules include, among other things, evaluating the independence of a company's outside auditors.

     Pursuant to the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission (the "SEC") has issued new rules, which would, among other things, require Nasdaq to impose independence requirements on each member of the audit committee. Nasdaq has proposed rules that would comply with the SEC's requirements and which are expected to be applicable to us in 2004.

     The proposed requirements would implement two basic criteria for determining independence: (i) audit committee members would be barred from accepting any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member's capacity as a member of the board of directors and any board committee, and (ii) audit committee members of an issuer that is not an investment company may not be an "affiliated person" of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

     The SEC has proposed to define "affiliate" for non-investment companies as "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified." The term "control" is proposed to be consistent with the other definitions of this term under the Securities Exchange Act of 1934, as "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." A safe harbor has been proposed by the SEC, under which a person who is not an executive officer, director or 10% shareholder of the issuer would be deemed not to have control of the issuer.

     Under the final rules adopted by the SEC, an issuer is required to disclose in its annual report, beginning with the annual report for 2003, whether or not such issuer has at least one audit committee financial expert. If it does, the issuer must disclose the name of the expert. If not, the issuer must disclose why it does not have an audit committee financial expert.

     We intend to continue to take all actions as may be necessary for us to maintain our compliance with applicable Nasdaq requirements.

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

EMPLOYEES

     At December 31, 2002, we had approximately 1076 employees worldwide, which represented an increase of 29% from year-end 2001.

     The following table sets forth the number of our full-time employees at the end of each of the last three fiscal years as well as the main category of activity and geographic location of such employees:


                                                                 AT DECEMBER 31,
           CATEGORY OF ACTIVITY                         2000           2001           2002
          ----------------------------------------   ----------     ----------     ----------
           Operations..........................          160            90              66
           Customer Support....................          252           224             296
           Sales & Marketing...................          217           171             293
           Research & Development..............          326           232             269
           General & Administrative............          154           115             152
                                                     ----------     ----------     ----------
                TOTAL..........................        1,109           832           1,076
                                                     ==========     ==========     ==========
           GEOGRAPHIC LOCATION
           Israel..............................          738           543             498
           North America.......................          359           260             332
           Europe..............................           12            22             230
           Asia Pacific........................            -             7              16
                                                     ----------     ----------     ----------
                TOTAL..........................        1,109           832           1,076
                                                     ==========     ==========     ==========

     We also utilize temporary employees in various activities. On average, we employed approximately 17 such temporary employees and 44 contractor employees (not included in the numbers set forth above) during 2002.

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

     Israeli law generally requires the payment by employers of severance pay upon the death of an employee, his retirement or upon termination of employment by the employer without due cause. We currently fund our ongoing severance obligations by making monthly payments to approved severance funds or insurance policies. Please see Note 2(s) to our consolidated financial statements. In addition, according to the National Insurance Law, Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, an organization similar to the United States Social Security Administration. These contributions entitle the employees to benefits in periods of unemployment, work injury, maternity leave, disability, reserve military service and bankruptcy or winding-up of the employer. Since January 1, 1995, such amount also includes payments for national health insurance. The payments to the National Insurance Institute are equal to approximately 16.25% of an employee's wages , of which the employee contributes approximately 66% and the employer contributes approximately 34%.

     EMPLOYMENT AGREEMENTS

     We have employment agreements with our officers. Pursuant to these employment agreements, each party may terminate the employment for no cause by giving a 30, 60 or 90 day prior written notice (six months in the case of certain senior employees). In addition, we may terminate such agreement for cause with no prior notice. The agreements generally include non-compete and non-disclosure provisions.

SHARE OWNERSHIP

     As of May 31, 2003, our directors and executive officers beneficially owned an aggregate of 14,321 ordinary shares, or approximately 0.090% of our outstanding ordinary shares. Rimon Ben-Shaoul, one of our directors, is deemed to have beneficial ownership of 600,000 ordinary shares (approximately 3.7% of our outstanding ordinary shares) held by Koonras Technologies Ltd., of which he is the Co-Chairman of the Board, President and Chief Executive Officer. Other than Mr. Ben-Shaoul, no individual director or executive officer beneficially owns 1% or more of our outstanding ordinary shares.

     As of May 31, 2003, all of our directors and executive officers, in the aggregate, held options under our stock option plans to purchase up to 1,924,500 ordinary shares.

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

     Pursuant to the Tax Reform (as defined below) and in order to comply with the provisions of Section 102 of the Income Tax Ordinance (Amendment No. 132), 5762-2002 (the "Ordinance"), on February 11, 2003 our board of directors adopted an addendum to our share option plan with respect to options granted as of January 1, 2003 to grantees who are residents of Israel (the "Addendum"). The Addendum does not add to nor modify our share option plan in respect of grantees that are not residents of Israel. On December 19, 2003 the board of directors resolved to elect the "Capital Gains Route" (as defined in Section 102(b)(2) of the Ordinance) for the grant of options to Israeli grantees. Generally, subject to the fulfillment of the provisions of Section 102 of the Ordinance, under the Capital Gains Route gains realized from the sale of shares issued upon exercise of options shall be taxed at a rate of only 25% and not at the marginal income tax rate applicable to the grantee (up to 50%). In general, according to the Addendum and pursuant to the election of the Capital gains Route by our board of directors, all options granted to Israeli grantees, shares issued upon exercise of such options and any bonus shares issued with respect to such shares, shall be held in trust for the benefit of the grantee and registered in the name of a trustee appointed by the Company and approved by the Israeli tax authorities. Such options and shares will, subject to the provisions of Section 102 of the Ordinance and any regulations, rules or orders promulgated thereunder, be held in trust for a period of two years from the end of the tax year in which the options are granted and shall not be released from the trust prior to the payment of the grantee's tax liabilities. In the event the requirements of
Section 102 for the allocation of options according to the Capital Gains Route are not met - the options will be regarded as options granted under Section 102(c) of the Ordinance and the applicable marginal income tax rate shall apply. The Addendum, the trustee and the Company's election of the "Capital Gains Route" is approved by the Israeli tax authorities.

     The 1995 Plan is generally administered by our board of directors which determines the grantees under the 1995 Plan and the number of options to be granted. As of May 31, 2003, options to purchase 3,274,396 ordinary shares were outstanding under the 1995 Plan at a weighted average exercise price of $35.04

     1997 EXECUTIVE SHARE OPTION PLAN

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

     The 1997 Plan is generally administered by our board of directors, which determines the grantees under the 1997 Plan and the number of options to be granted. As of May 31, 2003,there were no outstanding options to purchase ordinary shares under the 1997 Plan. All of the outstanding options under this plan have expired.

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

     The 2001 Plan is generally administered by our board of directors which determines the grantees under the 2001 Plan and the number of options to be granted. As of May 31, 2003, options to purchase 2,292,810 ordinary shares were outstanding under the 2001 Plan at a weighted average exercise price of $12.10.

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

     The 2001 Transitional Employees Plan is generally administered by our board of directors which determines the grantees under the 2001 Transitional Employees Plan and the number of options to be granted. As of May 31, 2003, there were no outstanding options to purchase ordinary shares under the 2001 Transitional Employees Plan. All of the outstanding options under this plan have expired.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

MAJOR SHAREHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of May 31, 2003 with respect to each person known to us to be the beneficial owner of 5% or more of our outstanding ordinary shares. None of our major shareholders has any different voting rights than any other shareholder.

------------------------------------------------------------------------------ -------------------------------------
                                                                               ------------------------------------
                                                                                    SHARES BENEFICIALLY OWNED
------------------------------------------------------------------------------ -------------------------------------
NAME AND ADDRESS                                                                    NUMBER          PERCENT(1)
----------------                                                                    ------          ----------

------------------------------------------------------------------------------ ------------------ ------------------
Bank Leumi                                                                         1,045,420            6.5%
24-32 Yehuda Halevi Street
Tel-Aviv 65546, Israel(2)
------------------------------------------------------------------------------ ------------------ ------------------

Bank Hapoalim                                                                       862,292             5.4%
65 Yehuda Halevi Street
Tel Aviv 65227, Israel (3)
------------------------------------------------------------------------------ ------------------ ------------------

Thales SA                                                                          2,187,500             14%
173 Boulevard Haussman
Paris 75415, France(4)
------------------------------------------------------------------------------ ------------------ ------------------

---------------------------------------------------------------------------------------------------------------

     (1)Based upon 15,831,690 ordinary shares issued and outstanding on June 5, 2003.

     (2)Based upon the information contained in a report filed with the Tel Aviv Stock Exchange on June 5, 2003 by Bank Leumi. Bank Leumi holds the shares through several trust funds and provident funds.

     (3) Based upon the information contained in a report filed with the Tel Aviv Stock Exchange on June 5, 2003 by Bank Hapoalim. Bank Hapoalim holds the shares through several trust funds and provident funds.

     (4) Based on information contained in the Company's files.


     As of May 31, 2003, we had 41 ADS holders of record in the United States, holding approximately 47% of our outstanding ordinary shares, as reported by The Bank of New York, the depositary for our ADSs.

     To our knowledge, we are not directly or indirectly owned or controlled by another corporation or by any foreign government and there are no arrangements that might result in a change in control of our company.

RELATED PARTY TRANSACTIONS

REGISTRATION RIGHTS AGREEMENT

In November 2002, we consummated an agreement to acquire certain assets and liabilities of Thales Contact Solutions (or TCS), a developer of customer-facing technology for public safety, financial trading and customer contact centers, based in the United Kingdom. TCS was a unit of Thales Group, one of Europe's premier electronics companies. In connection with the acquisition, we issued 2,187,500 ordinary shares to the Thales Group. In November 2, 2002, we entered into a Registration Rights Agreement with Thales SA relating to the 2,187,500 ordinary shares issued to the Thales Group. Under the agreement, we agreed to prepare and file under the Securities Act of 1933 a registration statement covering the offer and sale of the ordinary shares by June 30, 2003. We agreed to bear the expense of such registration. For a discussion of the TCS acquisition, please see "Item 5, Operating and Financial Review."

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

DICTAPHONE PATENT INFRINGEMENT CLAIM

     In June 2000, Dictaphone Corporation, one of our competitors, filed a patent infringement claim relating to certain technology embedded in some of our products. The claim is for damages for past infringement and enjoinment of any continued infringement of Dictaphone patents. In the court's discretion, the damages may be trebled and attorney fees awarded. As a result we might be forced to pay significant damages and licensing fees, modify our business practices or even be enjoined from conducting a significant part of our U.S. business. Any such results could materially harm our business. We believe, however, that we have a valid defense to this claim and are vigorously defending it. We have received notification from our insurance company indicating that the claim is not covered by our insurance policy; however, our insurance company has agreed to reimburse for us all legal expenses that we are expending in defense of the claim while reserving its final decision on this matter until the final outcome of the litigation. The discovery period is closed, dispositive motions have been filed with the Court, and we are awaiting the Court's decisions on these motions as well as scheduling for trial.

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

     By Order dated May 21, 2001, a group of plaintiffs were appointed "lead plaintiffs" pursuant to the Private Securities Litigation Reform Act of 1995, 15 U.S.C. ss. 78u-4(a)(3)(B). On August 20, 2001, the Lead Plaintiffs filed and served a Consolidated Amended Class Action Complaint, purporting to bring their securities claims on behalf of a class of persons who purchased our ADSs between November 3, 1999, and February 7, 2001. On October 22, 2001, we and the individual defendants moved to dismiss the consolidated complaint in its entirety, for failure to state a claim upon which relief could be granted, for failure to plead fraud with the requisite particularity, and on grounds of FORUM NON CONVENIENS in favor of proceedings in Israel. Briefing on that motion was completed on December 27, 2001.

     Before that motion was decided by the Court, the parties to the litigation entered into a settlement of the claim, without any admission of liability or wrongdoing on our part, in the amount of ten million dollars, including attorneys' fees. We received the funds for this settlement through our directors and officers insurance policy.

     Because the action was brought as a class action, the settlement was subject to court approval. By Order dated April 7, 2003, the settlement was approved by the United States District Court for the District of New Jersey, over the objections of two shareholders. On April 30, 2003, one of those shareholders, James J. Hayes, appealed from that Order to the United Stated Court of Appeals for the Third Circuit.

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

THE CHAPIEWSKI ACTION

     In April 2000, we acquired all of the stock of CenterPoint Solutions, Inc., or CenterPoint, an application developer of Web-enabled solutions for statistical tracking, digital recording and automated customer surveys for contact centers, from Douglas Chapiewski, CenterPoint's sole shareholder, in exchange for $3 million in cash and up to 200,000 ordinary shares, of which 50,000 ordinary shares were placed in escrow as target shares for sales target to be achieved by December 31, 2000. Following the acquisition, CenterPoint was merged into a wholly owned subsidiary of ours. The sales target was not achieved as of December 31, 2000 and we are therefore entitled to receive the escrow shares.

     By complaint dated March 19, 2002, Mr. Chapiewski filed an action against us and NICE Centerpoint, in the District Court, City and County of Denver, State of Colorado, under the caption "CHAPIEWSKI V. NICE SYSTEMS LTD. AND NICE-CENTERPOINT SOLUTIONS, INC.," Case No. 02 CV 2603. In this complaint, Mr. Chapiewski alleged that we violated Sections 604(3) and 604(4) of the Colorado Securities Act, committed common law fraud and negligent misrepresentation, and breached representations and warranties in the agreement relating to the acquisition, by misrepresenting to Mr. Chapiewski, either affirmatively or through omissions, our financial results and the value of our securities. Mr. Chapiewski also claimed that NICE Centerpoint breached severance provisions of an employment agreement with him in the amount of $80,000. Mr. Chapiewski sought damages in an unspecified amount.

     On November 25, 2002 we settled the claim with Mr. Chapiewski, without any admission of liability or wrongdoing on our part, for an amount of three million dollars and fifty thousand NICE shares. We are now seeking reimbursement from our insurance company of the portion of the settlement amount which is, in our opinion, covered by our Directors and Officers insurance policy

ITEM 9. THE OFFER AND LISTING.

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

                                                              ADSS
                                              ----------------------------------
                                                   HIGH                 LOW
                                              --------------      --------------
ANNUAL
        1997 .........................         $    57.500          $    18.625
        1998 .........................              48.750               12.000
        1999 .........................              50.000               21.375
        2000 .........................              99.000               17.500
        2001 .........................              27.750                8.875
        2002 .........................              17.040                6.700

QUARTERLY 2001
--------------
        First Quarter ................         $    27.750          $     9.813
        Second Quarter ...............              15.270                8.875
        Third Quarter ................              15.600               12.000
        Fourth Quarter ...............              17.750               12.670

QUARTERLY 2002
--------------
        First Quarter ................         $    17.040          $    13.320
        Second Quarter ...............              14.090               11.670
        Third Quarter ................              12.000                8.390
        Fourth Quarter ...............              11.280                6.700

MONTHLY 2002/2003
-----------------
         December ....................         $    11.280          $     8.070
         January .....................               9.200                8.340
         February ....................              10.250                8.400
         March .......................              11.130                9.750
         April .......................              12.190               11.100
         May .........................              15.110               12.140

     On June 17, 2003, the last reported sale price of our ADSs was $14.72 per ADS.

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

                                                                  ORDINARY SHARES
                                               ---------------------------------------------------
                                                         HIGH                         LOW
                                               -----------------------     -----------------------
                                                  NIS            $            NIS             $
                                               ---------      -------      ---------       -------
ANNUAL
------
         1997.............................      204.00         59.13         62.14          18.01
         1998.............................      178.20         46.89         54.20          14.26
         1999.............................      209.00         50.48         87.90          21.23
         2000.............................      388.00         95.10         79.50          19.49
         2001.............................       97.90         23.68         39.19           9.27
         2002.............................       75.50         16.81         32.02           6.63

QUARTERLY 2001
--------------
         First Quarter....................       97.90         23.68         42.58          10.10
         Second Quarter...................       63.70         15.41         39.19           9.27
         Third Quarter....................       64.70         15.33         49.81          11.48
         Fourth Quarter...................       74.80         17.64         55.20          12.63

QUARTERLY 2002
--------------
         First Quarter....................       75.50         16.81         61.20          13.11
         Second Quarter...................       68.70         14.02         56.30          11.45
         Third Quarter....................       57.40         12.24         40.51           8.36
         Fourth Quarter...................       53.00         11.42         32.02           6.63

MONTHLY 2002/2003
-----------------
         December.........................       53.00         11.42         39.02           8.18
         January..........................       44.56          9.23         37.96           8.01
         February.........................       47.94          9.90         41.70           8.56
         March............................       52.80         11.12         47.98           9.91
         April............................       56.30         12.30         51.70          11.28
         May..............................       65.90         14.76         57.30          12.77

     As of June 17, 2003, the last reported price of our ordinary shares on the TASE was NIS 63.90 (or $14.68) per share.

ITEM 10. ADDITIONAL INFORMATION.

MEMORANDUM AND ARTICLES OF ASSOCIATION

ORGANIZATION AND REGISTER

     We are a company limited by shares organized in the State of Israel under the Israeli Companies Law. We are registered with the Registrar of Companies of the State of Israel and have been assigned company number 52-0036872.

OBJECTS AND PURPOSES

     Our objects and purposes include a wide variety of business purposes, including all kinds of research, development, manufacture, distribution, service and maintenance of products in all fields of technology and engineering and to engage in any other kind of business or commercial activity. Our objects and purposes are set forth in detail in Section 2 of our memorandum of association.

     In our annual general meeting of shareholders held on December 24, 2002,we adopted amended and restated articles of association of the Company.

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

     The board of directors may meet and adjourn its meetings according to the Company's needs but at least once every three months. A meeting of the board may be called at the request of each director. The quorum required for a meeting of the board consists of a majority of directors. The adoption of a resolution by the board requires approval by a simple majority of the directors present at a meeting in which such resolution is proposed. In lieu of a board meeting a resolution may be adopted if a majority of directors consent in writing.

     Subject to the Companies law, the board may appoint a committee of the board and delegate to such committee all or any of the powers of the board, as it deems appropriate. Notwithstanding the foregoing, the board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees. The board has appointed an internal audit committee which has three members, an audit committee which has five members and a compensation committee which has three members.

APPROVAL OF CERTAIN TRANSACTIONS

     The Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and revealing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder. Under the Companies Law, all arrangements as to compensation of office holders who are not directors, or controlling parties, require approval of the board of directors. Arrangements regarding the compensation of directors also require audit committee and shareholder approval.

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

EXEMPTION, INSURANCE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

EXEMPTION OF OFFICE HOLDERS

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

OFFICE HOLDER INSURANCE

     Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

     o    a breach of his duty of care to us or to another person,

     o a breach of his fiduciary duty to us, provided that the office holder acted in good faith and had reasonable grounds to assume that his act would not prejudice our interests, or

     o a financial liability imposed upon him in favor of another person concerning an act performed by him in his capacity as an office holder.

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

LIMITATIONS ON EXEMPTION, INSURANCE AND INDEMNIFICATION

     The Israeli Companies Law provides that a company may not exempt or indemnify an office holder, or enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

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

REQUIRED APPROVALS

     In addition, under the Companies Law, any exemption of, indemnification of, or procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, if the beneficiary is a director, by our shareholders

MATERIAL CONTRACTS

TCS ACQUISITION

     In November 2002, we consummated an agreement to acquire certain assets and liabilities of Thales Contact Solutions (or TCS), a developer of customer-facing technology for public safety, financial trading and customer contact centers, based in the United Kingdom. TCS was a unit of Thales Group, one of Europe's premier electronics companies. In connection with the acquisition, we paid an initial $29.9 million in cash and issued 2,187,500 ordinary shares to Thales Group at a fair market value of $18.1 million calculated at the date of closing. As a result, Thales Group holds approximately 14% of the Company's shares and two Thales executives were elected to the Board of Directors of NICE.

     Under the terms of the agreement, the cash portion of the purchase price was subject to downward adjustment based on the value of net assets at closing and the full year 2002 sales of TCS. Based on the actual value of net assets acquired and 2002 sales of TCS, we reduced the cash portion of the purchase price as of December 31, 2002 by $12.8 million. This amount is presented on our balance sheet as a Related Party Receivable. Thus, the adjusted purchase price paid, including $4.5 million of capitalized acquisition costs, was recorded as $39.7 million. Of the $12.8 million adjustment referred to above, Thales paid us $6.6 million in March 2003, and pending agreement on the actual value of net assets acquired, we expect to recover the outstanding balance during 2003. Should we and Thales not reach agreement on the net asset value, the matter will be submitted to binding arbitration in accordance with the terms of the acquisition agreement..

     Also under the terms of the agreement, contingent cash payments of up to $10 million in 2003, $7.5 million in 2004, and $7.5 million in 2005 would be due if certain financial performance criteria are met as part of a three-year earn-out provision related to the sale of a particular product in 2002 through 2004. The relevant criteria for 2002 were not met and therefore no contingent payment in respect of 2002 was recorded. We cannot predict with certainty whether, however we do not believe that, the financial criteria will be met in years 2003 and 2004. Should any contingent payments be made under the agreement in the future, the additional consideration when determinable will increase the purchase price and accordingly additional goodwill will be recorded.

     In the fourth quarter of 2002, we recorded a current liability of $2.8 million and a long-term liability of $13.5 million reflecting obligations under a long-term contract assumed by NICE in the TCS acquisition. We have entered into negotiations to amend this contract but there can be no assurance that we will be successful in these negotiations.

STEVENS ACQUISITION

     On October 31, 2000, we entered into an Asset Purchase Agreement, among us, our subsidiary Nice Systems, Inc. and Stevens Communications, Inc., or Stevens. This agreement related to our acquisition of certain assets of Stevens, a systems distributor, relating to the promotion, distribution, installation and maintenance of our products in North America, which was consummated in December 2000. Pursuant to the agreement, we acquired the Stevens assets in exchange for approximately $7.0 million in cash, subject to adjustment, and up to 426,745 ordinary shares, of which 95,804 ordinary shares were placed in escrow as security for the indemnification obligations of Stevens to us, 186,818 ordinary shares were placed in escrow as target shares and 38,914 ordinary shares were placed in escrow for the benefit of certain employees of Stevens who we employed following the acquisition, which we released to such employees based on their continued employment by us.

     In October 2001, Stevens and we agreed to settle certain disputes relating to the Asset Purchase Agreement and provide mutual releases from certain claims arising under or relating to that agreement. According to the settlement agreement, Stevens paid us approximately $1.3 million, which represented collections by Stevens of accounts receivable for assets purchased by us in the acquisition, less monies owed by us to Stevens for claims under the Asset Purchase Agreement, certain equipment and services received from Stevens and fees for use of Stevens' Business Support Center. In addition, Stevens and we agreed that all of the indemnification and target shares held in escrow pursuant to the Asset Purchase Agreement would be transferred to Stevens.

CENTERPOINT ACQUISITION

     On February 19, 2000, we entered into an Amended and Restated Agreement and Plan of Reorganization, among us, CPS Merger Corp., CenterPoint Solutions, Inc., or CenterPoint, and Douglas Chapiewski, the sole stockholder of CenterPoint. This agreement related to our acquisition of all of the stock of CenterPoint, an application developer of Web-enabled solutions for statistical tracking, digital recording and automated customer surveys for contact centers, which was consummated in April 2000. Pursuant to the agreement, we acquired the CenterPoint stock from Mr. Chapiewski in exchange for $3 million in cash and up to 200,000 ordinary shares, of which 50,000 ordinary shares were placed in escrow as target shares for sales target to be achieved by December 31, 2000. We filed a shelf registration statement on Form F-3 to register the resale by Mr. Chapiewski of up to 200,000 ADSs, representing the ordinary shares he received in the transaction. Following the acquisition, CenterPoint was merged into a wholly owned subsidiary of ours.

     By complaint dated March 19, 2002, Mr. Chapiewski filed an action against us and NICE Centerpoint, in Colorado alleging that we violated several Colorado securities laws, committed common law fraud and negligent misrepresentation, and breached representations and warranties in the agreement relating to the acquisition, by misrepresenting to Mr. Chapiewski, either affirmatively or through omissions, our financial results and the value of our securities. Mr. Chapiewski also claimed that NICE Centerpoint breached severance provisions of an employment agreement with him in the amount of $80,000. Mr. Chapiewski sought damages in an unspecified amount. On May 9, 2002, Nice-Centerpoint and we filed and served an answer to the Mr. Chapiewski's complaint. On November 25, 2002 we settled the claim with Chapiewski, without any admission of liability or wrongdoing on our part, for an amount of three million dollars and fifty thousand of the Company's shares. We are now seeking reimbursement from our insurance company of the portion of the settlement amount which is, in our opinion, covered by our Directors and Officers insurance policy.

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

ISRAELI TAX CONSIDERATIONS

     The following is a summary of the current tax laws of the State of Israel and certain material Israeli tax considerations as they apply to our United States shareholders. For a discussion of certain Israeli government programs benefiting various Israeli businesses, including us, please see "Item 5, Operating and Financial Review and Prospects."

     TAX REFORM

     On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No.132), 5762-2002, known as the Tax Reform, came into effect, following its enactment by the Israeli Parliament on July 24, 2002. On December 17, 2002, the Israeli Parliament approved a number of amendments to the tax reform, which came into effect on January 1, 2003. The tax reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following, among other things:

     o Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

     o Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

     o Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly of indirectly,10% or more of the rights in a foreign corporation whose shares are not publicly traded, in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend; and

     o Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see "CAPITAL GAINS AND INCOME TAXES APPLICABLE TO NON-ISRAELI SHAREHOLDERS" below;

     o Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors).

CAPITAL GAINS AND INCOME TAXES APPLICABLE TO NON-ISRAELI SHAREHOLDERS

     Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder's country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain, which is equivalent to the increase of the relevant asset's purchase price, which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

     Prior to the tax reform, sales of our ordinary shares by individuals were generally exempt from Israeli capital gains tax for so long as they were quoted on Nasdaq or listed on a stock exchange in a country appearing in a list approved by the Controller of Foreign Currency and we qualified as an Industrial Company. Pursuant to the tax reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in companies (i) publicly traded on the Tel Aviv Stock Exchange ("TASE") or; (ii) (subject to a necessary determination by the Israeli Minister of Finance) Israeli companies publicly traded on a recognized stock exchange outside of Israel (such as NICE). This tax rate does not apply to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustment Law; or (iii) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

     Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on a the TASE, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside of Israel, provided however that such capital gains are not derive from a permanent establishment in Israel and provided that such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or
(ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

     In any event, the provisions of the tax reform shall not effect the exemption from capital gains tax for gains accrued before January 1, 2003, as described above.

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

     Dividends that we pay in NIS, including the amount of any Israeli taxes withheld from these dividends, will be included as income to you in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are distributed. If you convert dividends paid in NIS into U.S. Dollars on the day the dividends are distributed, you generally should not be required to recognize foreign currency gain or loss with respect to such conversion. Any gain or loss resulting from a subsequent exchange of such NIS generally will be treated as U.S. source ordinary income or loss.

     Subject to certain conditions and limitations, you may elect to claim a credit against your U.S. Federal income tax liability for Israeli tax withheld from dividends received in respect of the ADSs. Dividends generally will be treated as foreign-source passive income or financial services income for United States foreign tax credit purposes. The rules relating to the determination of the foreign tax credit are complex, and you should consult your personal tax advisors to determine whether and to what extent you would be entitled to this credit. Alternatively, you may elect to claim a U.S. tax deduction, instead of a foreign tax credit, for such Israeli tax, but only for a year in which you elect to do so with respect to all foreign income taxes. DISPOSITIONS OF ADSS

     If you sell or otherwise dispose of your ADSs, you will recognize gain or loss for U.S. Federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in your ADSs. Subject to the discussion below under the heading "--Passive Foreign Investment Companies," such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you had held the ADSs for more than one year at the time of the sale or other disposition. Long-term capital gains realized by individual U.S. Holders generally are subject to a lower marginal U.S. federal income tax rate than ordinary income. Under most circumstances, any gain that you recognize on the sale or other disposition of ADSs will be U.S.-source for purposes of the foreign tax credit limitation; and losses recognized will be allocated against U.S. source income.

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

     Based on our income, assets and activities for the year 2002, we believe that we were not a PFIC for that year, nor do we expect to become a PFIC in the foreseeable future. However, there can be no assurances that we will not be treated as a PFIC for that year or any taxable year. If we are or become a PFIC for any taxable year included in your holding period, we generally will remain a PFIC for all subsequent taxable years with respect to your holding of our ADSs.

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

     FOREIGN CURRENCY RISK. We conduct our business primarily in U.S. dollars but also in the currencies of the United Kingdom, Canada, the European Union and Israel. Thus, we are exposed to foreign exchange movements, primarily in UK, European and Israel currencies. We monitor foreign currency exposure and, from time to time, may enter into various contracts to preserve the value of sales transactions and commitments.

     INTEREST RATE RISK. We invest in investment-grade U.S. corporate bonds and dollar deposits with FDIC-insured U.S. banks. Since these investments carry fixed interest rates and since our policy and practice is to hold these investments to maturity, interest income over the holding period is not sensitive to changes in interest rates. As of December 31, 2002, we had no other exposure to changes in interest rates and had no interest rate derivative financial instruments outstanding.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

          Not Applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

              Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

              Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

Within the 90 days prior to the filing date of this report, NICE carried out an evaluation under the supervision and with the participation of NICE's management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of NICE's disclosure control and procedures pursuant to Rule 13a-14 under the Securities Act of 1934. Based upon that evaluation, NICE's Chief Executive Officer and Chief Financial Officer concluded that NICE's disclosure controls and procedures are effective in timely alerting them to material information relating to NICE (including its consolidated subsidiaries) required to be included in NICE's periodic SEC filings. Since the date of the evaluation, there have been no significant changes in our internal controls or in other factors that could significantly affect the controls. We intend to continue to refine our internal controls on an ongoing basis as we deem appropriate with a view towards making improvements.

ITEM 16. [RESERVED]

                                    PART III

ITEM 17. FINANCIAL STATEMENTS.

              Not Applicable.

ITEM 18. FINANCIAL STATEMENTS.

              See pages F-1 through F-42, incorporated herein by reference.

ITEM 19. EXHIBITS.


EXHIBIT NO.        DESCRIPTION
-----------        -----------
   1.1*        Memorandum of Association of NICE-Systems Ltd. (together with an English translation thereof) (filed as Exhibit 3.1 to NICE-Systems Ltd.'s Registration Statement on Form F-1 (Registration No. 333-99640)
               filed with the Commission on November 21, 1995, and incorporated herein by reference)

   1.2         Articles of Association of  NICE-Systems Ltd. approved by the Annual General Meeting of the Company's shareholders held on December 24, 2002.

   2.1*        Form of Share Certificate (filed as Exhibit 4.1 to Amendment No. 1 to NICE-Systems Ltd.'s
               Registration Statement on Form F-1 (Registration No. 333-99640) filed with the Commission on December
               29, 1995, and incorporated herein by reference)

   2.2*        Form of Deposit Agreement including Form of ADR
               Certificate (filed as Exhibit A to NICE-Systems Ltd.'s
               Registration Statement on Form F-6 (Registration No.
               333-13518) filed with the Commission on May 17, 2001, and incorporated herein by reference)

   4.1*        Amended and Restated Agreement and Plan of Reorganization, dated February 19, 2000, by and among
               NICE-Systems Ltd., CPS Merger Corp., CenterPoint Solutions, Inc. and Douglas Chapiewski. (filed as
               Exhibit 2 to NICE-Systems Ltd.'s Annual Report on Form 20-F (File No. 000-27466) filed with the
               Commission on May 26, 2000, and incorporated herein by reference)

   4.2*        Asset Purchase Agreement, dated October 31, 2000, by and among NICE-Systems Ltd., NICE Systems, Inc.
               and Stevens Communications Inc. (filed as Exhibit 10.1 to NICE-Systems Ltd.'s Registration Statement
               on Form F-3 (Registration No. 333-12996) filed with the Commission on December 18, 2000, and incorporated herein by reference)

   4.3 Sales and Purchase Agreement dated July 30, 2002 by and among NICE-Systems Ltd, NICE CTI Systems UK Ltd., NICE
               Systems SARL, NICE Systems GmbH, NICE Systems, Inc. and
               Thales SA.

   4.4         Registration Rights Agreement between NICE-Systems Ltd. and Thales SA.

   4.5         Manufacturing Outsourcing Agreement between Nice Systems Ltd. dated January 21, 2002 by and among
               Nice Systems Ltd. and Flextronics Israel Ltd.

   4.6         Manufacturing Agreement dated November 5,2001 by and among Thales Contact Solutions Ltd. And Instem
               Technologies Ltd.

   8.1         List of significant subsidiaries

  10.1         Consent Kost, Forer & Gabbay, a member of Ernst & Young Global.

  10.2         Certification of Haim Shani pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

  10.3         Certification of Lauri Hanover pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

  *   Previously Filed

                       NICE SYSTEMS LTD. AND SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2002


                            U.S. DOLLARS IN THOUSANDS




                                      INDEX


                                                               PAGE
                                                        ------------------
REPORT OF INDEPENDENT AUDITORS                                 F-2

CONSOLIDATED BALANCE SHEETS                                 F-3 - F-4

CONSOLIDATED STATEMENTS OF OPERATIONS                          F-5

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                  F-6

CONSOLIDATED STATEMENTS OF CASH FLOWS                       F-7 - F-10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                  F-11 - F-42




                               - - - - - - - - - -

                         REPORT OF INDEPENDENT AUDITORS

                             TO THE SHAREHOLDERS OF

                                NICE SYSTEMS LTD.


       We have audited the accompanying consolidated balance sheets of NICE Systems Ltd. ("the Company") and subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

       In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

       As discussed in Note 2l to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" effective January 1, 2002.



                                                          /s/ Kost Forer & Gabay
                                                          ----------------------


Tel-Aviv, Israel                                  KOST FORER & GABBAY
May 28, 2003                               A Member of Ernst & Young Global


                                                                                                  NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                                DECEMBER 31,
                                                                                   --------------------------------------
                                                                                         2001                 2002
                                                                                   -----------------    -----------------
     ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                                        $      25,256        $      19,281
   Short-term bank deposits                                                                   311                  208
   Marketable securities                                                                   29,270               33,853
   Trade  receivables  (net of allowance  for doubtful  accounts of $ 3,146
     and $6,010 in 2001 and 2002, respectively)                                            28,435               45,863
   Unbilled receivables                                                                     6,574                7,495
   Other receivables and prepaid expenses                                                   5,465                8,234
   Related party receivables                                                                    -               12,804
   Inventories                                                                             11,057               13,480
                                                                                   -----------------    -----------------

TOTAL current assets                                                                      106,368              141,218
                                                                                   -----------------    -----------------

LONG-TERM INVESTMENTS:
   Long-term marketable securities                                                         34,176               15,247
   Investment in affiliates                                                                 1,429                1,200
   Severance pay fund                                                                       5,357                5,490
   Long-term receivables and prepaid expenses                                                 471                  888
                                                                                   -----------------    -----------------

TOTAL long-term investments                                                                41,433               22,825
                                                                                   -----------------    -----------------

PROPERTY AND EQUIPMENT, NET                                                                22,111               24,345
                                                                                   -----------------    -----------------

INTANGIBLE ASSETS, NET                                                                     11,900               20,483
                                                                                   -----------------    -----------------

GOODWILL                                                                                   28,200               27,417
                                                                                   -----------------    -----------------

TOTAL assets                                                                        $     210,012        $     236,288
                                                                                   =================    =================



The accompanying notes are an integral part of the consolidated financial statements.

                                                                                                  NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)


                                                                                                DECEMBER 31,
                                                                                   --------------------------------------
                                                                                         2001                 2002
                                                                                   -----------------    -----------------
LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Short-term bank credit                                                           $           -        $          24
   Trade payables                                                                          11,123               16,129
   Accrued expenses and other liabilities                                                  25,314               45,859
                                                                                   -----------------    -----------------

TOTAL current liabilities                                                                  36,437               62,012
                                                                                   -----------------    -----------------

LONG-TERM LIABILITIES:
   Accrued severance pay                                                                    6,543                6,240
   Other long-term liabilities                                                                 14               13,500
                                                                                   -----------------    -----------------

TOTAL long-term liabilities                                                                 6,557               19,740
                                                                                   -----------------    -----------------

 COMMITMENTS AND CONTINGENT LIABILITIES

 SHAREHOLDERS' EQUITY:
   Share capital-
     Ordinary shares of NIS 1 par value:
       Authorized: 50,000,000 shares as of December 31, 2001 and 2002;
       Issued and  outstanding:  13,273,798 and 15,704,425  shares as of
              December 31, 2001 and 2002, respectively                                       4,398                4,908
   Additional paid-in capital                                                              192,845              213,003
   Deferred stock compensation                                                                 (24)                 (12)
   Accumulated other comprehensive income (loss)                                               (38)                 782
   Accumulated deficit                                                                     (30,163)             (64,145)
                                                                                   -----------------    -----------------

TOTAL shareholders' equity                                                                 167,018              154,536
                                                                                   -----------------    -----------------

TOTAL liabilities and shareholders' equity                                          $      210,012       $      236,288
                                                                                   =================    =================



The accompanying notes are an integral part of the consolidated financial statements.

                                                                                                  NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)


                                                                                  YEAR ENDED DECEMBER 31,
                                                                -----------------------------------------------------------
                                                                      2000                 2001                 2002
                                                                -----------------   ------------------   ------------------
 Revenues
   Products                                                      $*)         -        $     112,634       $      134,783
   Services                                                       *)         -               14,474               27,722
                                                                -----------------   ------------------   ------------------

 Total revenues                                                        153,163              127,108              162,505
                                                                -----------------   ------------------   ------------------


 Cost of revenues
   Products                                                       *)         -               54,321               58,693
   Services                                                       *)         -               19,446               26,054
                                                                -----------------   ------------------   ------------------

 Total cost of revenues                                                 73,554               73,767               84,747
                                                                -----------------   ------------------   ------------------

 Gross profit                                                           79,609               53,341               77,758
                                                                -----------------   ------------------   ------------------

 Operating expenses:
    Research and development, net                                       19,502               19,190               17,925
    Selling and marketing                                               35,448               35,046               40,494
    General and administrative                                          28,300               27,143               23,806
    Amortization of acquired intangible assets,
      restructuring expenses, in-process research and
      development and goodwill impairment                                7,646               17,967               29,092
                                                                -----------------   ------------------   ------------------

 TOTAL operating expenses                                        9       0,896               99,346              111,317
                                                                -----------------   ------------------   ------------------

 Operating loss                                                        (11,287)             (46,005)             (33,559)
 Financial income, net                                                   6,188                4,254                3,992
 Other income (expenses), net                                               53               (4,846)              (4,065)
                                                                -----------------   ------------------   ------------------

 Loss before taxes on income                                            (5,046)             (46,597)             (33,632)
 Taxes on income                                                           273                  198                  350
                                                                -----------------   ------------------   ------------------

 Net loss                                                        $      (5,319)      $      (46,795)      $      (33,982)
                                                                =================   ==================   ==================

 Basic and diluted net loss per share                            $       (0.43)      $        (3.59)      $        (2.46)
                                                                =================   ==================   ==================



*) Not available.

The accompanying notes are an integral part of the consolidated financial statements.

                                                                                                  NICE SYSTEMS LTD. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS
                                                                                                              ACCUMULATED
                                                                             ADDITIONAL       DEFERRED           OTHER
                                                              SHARE           PAID-IN           STOCK        COMPREHENSIVE
                                                             CAPITAL          CAPITAL       COMPENSATION     INCOME (LOSS)
                                                          ---------------   -------------   --------------   ---------------

Balance as of January 1, 2000                              $     4,062       $  153,160      $      (103)     $         -
  Issuance of shares of ESPP                                         7              934                -                -
  Issuance of shares in respect of the acquisition of CPS           37            9,349                -                -
  Issuance of shares in respect of the acquisition of SCI           54           10,267                -                -
  Deferred stock compensation                                        -               72              (72)               -
  Amortization of deferred stock compensation                        -                -              128                -
  Exercise of share options and warrants                           153           13,897                -                -
  Comprehensive loss:
    Net loss                                                         -                -                -                -
                                                          ---------------   --------------  --------------   ---------------
  Total comprehensive loss


Balance as of December 31, 2000                                  4,313          187,679              (47)               -
  Issuance of shares of ESPP                                        31            1,408                -                -
  Issuance of shares related to a settlement agreement
    in respect of the acquisition of SCI                            46            3,345                -                -
  Amortization of deferred stock compensation                        -                -               23                -
  Exercise of share options                                          8              413                -                -
  Comprehensive loss:
    Unrealized gains (losses) on derivative
      instruments, net                                               -                -                -              (38)
    Net loss                                                         -                -                -                -
                                                          ---------------   --------------  --------------   ---------------
Total comprehensive loss


Balance as of December 31, 2001                                  4,398          192,845              (24)             (38)
  Issuance of shares of ESPP                                        28            1,355                -                -
  Issuance of shares in respect of settlement agreement             11              458                -                -
  Issuance of shares in respect of the acquisition of TCS          458           17,593                -                -
  Issuance of shares in respect of the acquisition of SCI        *)  -               29                -                -
  Amortization of deferred stock compensation                        -                -               12                -
  Exercise of share options                                         13              723                -                -
  Comprehensive loss:
    Foreign currency translation adjustments                         -                -                -              793
    Unrealized gains (losses) on derivative
        instruments, net                                             -                -                -               27
    Net loss                                                         -                -                -                -
                                                          ---------------   --------------  --------------   ---------------
Total comprehensive loss
Balance as of December 31, 2002                            $     4,908       $  213,003      $       (12)     $       782
                                                          ===============   ==============  ==============   ===============
  Accumulated unrealized losses on  derivative
    instruments                                                                                               $       (11)
  Accumulated foreign currency translation adjustments                                                                793
                                                                                                             ---------------
  Accumulated other comprehensive income as of
    December 31, 2002                                                                                         $       782
                                                                                                             ===============

(CONTINUED)

                                                             RETAINED
                                                             EARNINGS           TOTAL             TOTAL
                                                           (ACCUMULATED     COMPREHENSIVE     SHAREHOLDERS'
                                                             DEFICIT)            LOSS             EQUITY
                                                          ---------------   ---------------  -----------------

Balance as of January 1, 2000                               $   21,951                          $    179,070
  Issuance of shares of ESPP                                         -                                   941
  Issuance of shares in respect of the acquisition of CPS            -                                 9,386
  Issuance of shares in respect of the acquisition of SCI            -                                10,321
  Deferred stock compensation                                        -                                     -
  Amortization of deferred stock compensation                        -                                   128
  Exercise of share options and warrants                             -                                14,050
  Comprehensive loss:
    Net loss                                                    (5,319)      $    (5,319)             (5,319)
                                                          ---------------   ---------------   ----------------
  Total comprehensive loss                                                   $    (5,319)
                                                                            ===============

Balance as of December 31, 2000                                 16,632                               208,577
  Issuance of shares of ESPP                                         -                                 1,439
  Issuance of shares related to a settlement agreement
    in respect of the acquisition of SCI                             -                                 3,391
  Amortization of deferred stock compensation                        -                                    23
  Exercise of share options                                          -                                   421
  Comprehensive loss:
    Unrealized gains (losses) on derivative
      instruments, net                                               -       $       (38)                (38)
    Net loss                                                   (46,795)          (46,795)            (46,795)
                                                          ---------------   ---------------   ----------------
Total comprehensive loss                                                     $   (46,833)
                                                                            ===============

Balance as of December 31, 2001                                (30,163)                               167,018
  Issuance of shares of ESPP                                         -                                  1,383
  Issuance of shares in respect of settlement agreement              -                                    469
  Issuance of shares in respect of the acquisition of TCS            -                                 18,051
  Issuance of shares in respect of the acquisition of SCI            -                                     29
  Amortization of deferred stock compensation                        -                                     12
  Exercise of share options                                          -                                    736
  Comprehensive loss:
    Foreign currency translation adjustments                         -       $       793                  793
    Unrealized gains (losses) on derivative
        instruments, net                                             -                27                   27
    Net loss                                                   (33,982)          (33,982)             (33,982)
                                                          ---------------   ---------------   ----------------
Total comprehensive loss
Balance as of December 31, 2002                             $  (64,145)      $   (33,162)      $      154,536
                                                          ===============   ===============   ================
  Accumulated unrealized losses on  derivative
    instruments
  Accumulated foreign currency translation adjustments

  Accumulated other comprehensive income as of December 31, 2002

*) Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

                                                                                                  NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                       YEAR ENDED DECEMBER 31,
                                                                        ---------------------------------------------------
                                                                             2000              2001              2002
                                                                        ----------------  ----------------  ---------------

  CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                             $     (5,319)     $    (46,795)     $    (33,982)
    Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
      Depreciation and amortization                                            11,725            15,266            15,665
      Write-off of acquired in-process research and development                 6,786                 -             1,270
      Stock compensation in respect of SCI acquisition                              -               476                 -
      Stock compensation in respect of CPS settlement                               -                 -               469
      Amortization of deferred stock compensation                                 128                23                12
      Accrued severance pay, net                                                  899              (330)             (436)
      Loss on disposal of property and equipment and goodwill
        impairment in respect of restructuring                                      -             3,062                 -
      Goodwill impairment                                                           -                 -            28,260
      Impairment of investment in affiliate                                         -                 -               229
      Amortization of discount (premium) and accrued interest on
        held-to-maturity marketable securities                                   (345)              183               915
      Loss on sale of assets of Dees                                                -               281                 -
      Decrease (increase) in trade and unbilled receivables                   (12,968)           12,459            (2,146)
      Decrease (increase) in other receivables and prepaid expenses               (82)            6,512            (1,254)
      Decrease (increase) in inventories                                      (10,006)            9,635             4,510
      Increase in long-term prepaid expenses                                        -              (471)             (446)
      Increase (decrease) in trade payables                                     1,438            (1,527)            3,199
      Increase in accrued expenses and other liabilities                        5,729             3,392             3,533
      Other                                                                       (53)              113               315
                                                                        ----------------  ----------------  ---------------

  Net cash provided by (used in) operating activities                          (2,068)            2,279            20,113
                                                                        ----------------  ----------------  ---------------



The accompanying notes are an integral part of the consolidated financial statements.

                                                                                                  NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                   YEAR ENDED DECEMBER 31,
                                                                  ----------------------------------------------------------
                                                                        2000                2001                 2002
                                                                  -----------------   -----------------   ------------------
  CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of property and equipment                                   (14,161)            (7,623)             (5,439)
    Proceeds from sale of property and equipment                             394              1,301                 557
    Purchase of intangible assets                                              -                (25)               (610)
    Investment in held-to-maturity marketable securities                 (45,138)           (48,601)            (16,936)
    Proceeds from maturity of held-to-maturity marketable
      securities                                                          38,525             39,977              29,492
    Proceeds from sale of a held-to-maturity marketable security               -                  -                 820
    Investment in short-term bank deposits                               (31,028)              (384)               (150)
    Proceeds from short-term bank deposits                                49,454             24,448                 265
    Investment in affiliates                                              (1,200)                 -                   -
    Payment for the acquisition of CPS (a)                                (3,189)                 -                   -
    Payment for the acquisition of assets and liabilities  of
      SCI (b)                                                             (6,960)                 -                   -
    Proceeds from sale of assets of Dees (c)                                   -                255                   -
    Payment for the acquisition of TCS (d)                                     -                  -             (31,480)
    Decrease in accrued acquisition costs                                      -             (1,436)               (214)
    Capitalization of software development costs                          (4,730)            (5,435)             (4,609)
    Other                                                                    (80)                 -                   -
                                                                  -----------------   -----------------   ------------------

  Net cash provided by (used in) investing activities                    (18,113)             2,477             (28,304)
                                                                  -----------------   -----------------   ------------------

  CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from issuance of shares and exercise of share
      options and warrants, net                                           14,991              1,860               2,119
    Short-term bank credit, net                                               (3)                 -                  24
                                                                  -----------------   -----------------   ------------------

  Net cash provided by financing activities                               14,988              1,860               2,143
                                                                  -----------------   -----------------   ------------------

  Effect of exchange rate changes on cash                                      -                  -                  73
                                                                  -----------------   -----------------   ------------------

  Increase (decrease) in cash and cash equivalents                        (5,193)             6,616              (5,975)
  Cash and cash equivalents at the beginning of the year                  23,833             18,640              25,256
                                                                  -----------------   -----------------   ------------------

  Cash and cash equivalents at the end of the year                 $      18,640       $     25,256        $     19,281
                                                                  =================   =================   ==================

  SUPPLEMENTAL DISCLOSURE OF CASH FLOWS ACTIVITIES:
    Cash paid during the year for:
      Income taxes                                                 $         105       $        257        $        445
                                                                  =================   =================   ==================



The accompanying notes are an integral part of the consolidated financial statements.

                                                                                                  NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                 YEAR ENDED DECEMBER 31,
                                                               -----------------------------------------------------------
                                                                      2000                2001                 2002
                                                               ------------------   -----------------    -----------------
 (a) PAYMENT FOR THE ACQUISITION OF CPS:


            Net fair value of assets acquired and liabilities
              assumed at the acquisition date:

            Working capital (excluding cash and cash
              equivalents)                                      $          158
            Property and equipment                                         185
            Long-term investments                                           93
            Long-term liabilities                                          (42)
            In-process research and development                          6,786
            Core technology                                              2,189
            Assembled work-force                                           409
            Goodwill                                                     2,797
                                                               ------------------

                                                                        12,575
          Less - amount acquired by issuance of shares                  (9,386)
                                                               ------------------

                                                                $        3,189
                                                               ==================

 (b)        PAYMENT FOR THE ACQUISITION OF CERTAIN ASSETS AND
              LIABILITIES OF SCI:

            Estimated fair value of assets acquired and
              liabilities assumed at the acquisition date:

            Working capital deficiency                          $       (5,231)
            Assembled work-force                                           523
            Goodwill                                                    23,639
                                                               ------------------

                                                                        18,931
          Less - amount acquired by issuance of shares                 (10,321)
          Less - accrued acquisition costs                              (1,650)
                                                               ------------------

                                                                $       6,960
                                                               ==================

          ISSUANCE OF ADDITIONAL SHARES IN RESPECT OF SCI
            ACQUISITION:

            Adjustment to working capital                                            $       (282)        $          -
            Goodwill                                                                        3,197                   29
                                                                                    ------------------   -----------------

                                                                                     $      2,915         $         29
                                                                                    ==================   =================


The accompanying notes are an integral part of the consolidated financial statements.

                                                                                                  NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                    YEAR ENDED DECEMBER 31,
                                                                    -------------------------------------------------------
                                                                         2000                2001               2002
                                                                    ----------------   -----------------  -----------------
  (c) PROCEEDS FROM SALE OF ASSETS OF DEES:

           Working capital                                                              $        536
           Loss on sale                                                                         (281)
                                                                                       -----------------

                                                                                        $        255
                                                                                       =================

  (d)        PAYMENT FOR THE ACQUISITION OF CERTAIN ASSETS AND LIABILITIES OF
             TCS

           Estimated fair value of assets acquired and liabilities assumed at the acquisition date:

           Working capital (excluding cash and cash equivalents)                                           $      8,347
           Related party receivables                                                                             12,804
           Property and equipment                                                                                 7,616
           Intangible assets                                                                                      9,320
           In-process research and development                                                                    1,270
           Other long-term liability                                                                            (13,500)
           Goodwill                                                                                              26,682
                                                                                                          -----------------

                                                                                                                 52,539
          Less - amount acquired by issuance of shares                                                          (18,051)
          Less - accrued acquisition costs                                                                       (3,008)
                                                                                                          -----------------

                                                                                                           $     31,480
                                                                                                          =================




The accompanying notes are an integral part of the consolidated financial statements.

                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 1:-      GENERAL

              a. NICE Systems Ltd. ("NICE") and subsidiaries (collectively - "the Company") develop, market and support integrated, scalable multimedia digital recording platforms, enhanced software applications and related professional services. These solutions capture and analyze unstructured (non-transaction) data and convert it into actionable knowledge for business and security performance management applications. The Company's solutions capture multiple forms of interaction, including voice, fax, email, web chat, radio, and video transmissions over wire line, wireless, packet telephony, terrestrial trunk radio and data networks.

                     The Company's products are based on two types of recording platforms - audio and video - and are used primarily in contact centers, trading floors, public safety organizations, transportation, corporate security, gaming and correctional facilities, as well as various government and intelligence agencies.

                     The Company's products are sold primarily through a global network of distributors, system integrators and strategic partners; a portion of product sales and most services are sold directly to end-users.

                     The Company's markets are located primarily in North America, Europe and the Far East.

                     The Company depends on limited number of contract manufacturers for producing its products. If any of these manufacturers become unable or unwilling to continue to manufacture or fail to meet the quality or delivery requirements needed to satisfy its customers, it could result in the loss of sales, which could adversely affect the Company's results of operations and financial position.

                     The Company relies upon a number of independent distributors to market, sell and service its products in certain markets. If the Company is unable to effectively manage and maintain relationships with its distributors, or to enter into similar relationships with others, its ability to market and sell its products in certain markets will be affected. In addition, a loss of a major distributor, or any event negatively affecting such distributors' financial condition, could cause a material adverse effect on the Company's results of operations and financial position.

                     As for major customer data, see Note 16c.

              b.     Acquisition of Thales Contact Solutions:

                     In November 2002, the Company acquired certain assets and assumed certain liabilities of Thales Contacts Solutions ("TCS") for an aggregate consideration of $ 52,539 including the issuance of 2,187,500 American Depositary Shares ("ADSs") of NICE valued at $ 18,051. TCS is a developer of customer-facing technology for Public Safety, Wholesale Trading and Call Centers, based in the United Kingdom. The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of TCS. The value of the shares issued was determined based on the market price of NICE's shares on the acquisition date. The results of TCS's operations have been included in the consolidated financial statements since November 2, 2002 ("the closing date").

                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 1:-      GENERAL (CONT.)

                     With the acquisition of TCS, the Company significantly expanded its customer base, presence in Europe, and its network of distributors and partners. Additionally, the Company broadened its product offerings and global professional services team.

                     Under the terms of the acquisition agreement ("the agreement"), contingent cash payments of up to $ 10,000 in 2003, $ 7,500 in 2004 and $ 7,500 in 2005 would be due if certain financial performance criteria are met as part of a three-year earn-out provision covering 2002 through 2004. The relevant criteria for 2002 were not met and therefore no contingent payment in respect of 2002 was recorded. Should any contingent payment be made under the agreement in the future, the additional consideration, when determinable, will increase the purchase price and accordingly additional goodwill will be recorded.

                     In the fourth quarter of 2002, the Company recorded a current liability of $ 2,800 and a long-term liability of $ 13,500 reflecting obligations under a long-term contract assumed by the Company in the TCS acquisition for which no future benefit exists. See also Note 12b(1).

                     Under the terms of the agreement, the initial cash portion of the purchase price was adjusted downward by $ 12,804 in respect of the actual net value of assets acquired and 2002 sales of TCS. This amount is presented on the balance sheet as related party receivables. As a result of the purchase price adjustment, the acquisition cost was reduced to $ 39,735.


                     The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

                     Trade receivables                           $     15,808
                     Other receivables and prepaid expenses             1,448
                     Inventories                                        6,776
                     Property and equipment                             7,616
                     In-process research and development                1,270
                     Trademarks                                         1,040
                     Core technology                                    1,620
                     Distribution network                               6,160
                     Maintenance contracts                                500
                     Goodwill                                          26,682
                                                               ----------------

                     Total assets acquired                             68,920

                     Trade payables                                    (1,747)
                     Accrued expenses and other liabilities           (13,938)
                     Long-term liability                              (13,500)
                                                               ----------------

                     Total liabilities assumed                        (29,185)
                                                               ----------------

                     Net assets acquired                         $     39,735
                                                               ================

                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 1:-      GENERAL (CONT.)

                     The $ 1,270 assigned to in-process research and development was written off at the date of acquisition in accordance with FASB Interpretation ("FIN") No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method".

                     The following represents the unaudited pro-forma condensed results of operations for the years ended December 31, 2001 and 2002, assuming that the acquisition occurred on January 1, 2001 and January 1, 2002, respectively. The pro-forma information is not necessarily indicative of the results of operations, which actually would have occurred if the acquisition had been consummated at the beginning of each year presented, nor does it purport to represent the results of operations for future periods.

                                                                  YEAR ENDED DECEMBER 31,
                                                            -----------------------------------
                                                                  2001              2002
                                                            ----------------  -----------------
                     Revenues                                 $    202,439      $    214,002
                                                            ================  =================

                     Net loss                                 $    (61,846)     $    (53,821)
                                                            ================  =================

                     Basic and diluted net loss per share     $      (4.06)     $      (3.45)
                                                            ================  =================

                     The condensed results of operations of TCS are based on the financial statements of TCS for the year ended December 31, 2001 and on the results of operations of TCS for the period from January 1, 2002 to November 2, 2002 (the closing date), which were prepared by TCS's management and were submitted to the Company as part of the acquisition. The 2001 financial statements of TCS were prepared in conformity with U.S GAAP and were audited by TCS's independent auditors, who provided an unqualified opinion.

              c.     Acquisition of Stevens Communications Inc.

                     In December 2000, the Company acquired certain assets and assumed certain liabilities of Stevens Communications Inc. ("SCI") for an aggregate consideration of $ 18,931 including the issuance of up to 426,745 ADSs of NICE of which 186,818 ADSs were target shares contingent upon the achievement of certain objectives and events through 2002 and 38,914 ADSs are for the benefit of certain SCI's employees. The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of SCI.

                     SCI is a systems distributor, whose activities included the promotion, distribution, installation and maintenance of the Company's products in North America.

                     An amount of $ 24,162, out of the total acquisition cost, was attributed to goodwill and assembled work force.

                     In 2001, the Company entered into a final settlement agreement with SCI addressing a dispute with SCI regarding the fair value of SCI's working capital. The adjustments from the terms of the final settlement resulted in a one-time charge to other expense of $ 4,448 representing a lump-sum settlement of disputed items of $ 3,600 and obligations for future consulting services, which are no longer of value to the Company. In addition, the Company released from escrow the 186,818 ADS contingent target shares upon the achievement of the determined objectives and events and accordingly, recorded approximately $ 3 million to goodwill.

                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 1:-      GENERAL (CONT.)

              d.     Acquisition of Centerpoint Solutions Inc.:

                     In April 2000, the Company acquired all of the outstanding capital stock of Centerpoint Solutions Inc. ("CPS") for a total consideration of $ 12,886 including the issuance of 200,000 ADSs of NICE of which 50,000 were deemed target shares ("the target shares") contingent upon the achievement of certain objectives. The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of CPS.

                     CPS is a developer of Internet-based applications for statistical monitoring, digital recording and automatic customer surveys for customer contact centers.

                     In connection with the CPS acquisition, the Company recorded in the second quarter of 2000, a one-time expense of $ 6,786 to write-off software acquired from CPS for which technological feasibility has not yet been established and for which no alternative future use exists. An amount of $ 5,395 out of the total acquisition cost was attributed to goodwill and other intangible assets.

                     On March 19, 2002, Mr. Chapiewski, a former shareholder of CPS, filed an action against the Company by complaint. In this complaint, Mr. Chapiewski alleged that the Company violated Sections 604(3) and 604(4) of the Colorado Securities Act, committed common law fraud and negligent misrepresentation, and breached representations and warranties in the agreement relating to the CPS acquisition, by misrepresenting to Mr. Chapiewski, either affirmatively or through omissions, the Company's financial results and value of securities. Mr. Chapiewski also claimed that NICE Centerpoint breached severance provisions of an employment agreement with him in the amount of $ 80. Mr. Chapiewski sought damages in an unspecified amount. On November 25, 2002 the Company settled the claim with Chapiewsky, without any admission of liability or wrongdoing on its part, for an amount of $ 3,000 and the release from escrow of the target shares valued at $ 469. The settlement agreement resulted in a one-time charge to other expenses of $ 3,469.


                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

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

              b.     Financial statements in United States dollars:

                     The currency of the primary economic environment in which the operations of NICE and its U.S subsidiary are conducted is the U.S. dollar ("dollar"); thus, the dollar is the reporting and functional currency of the Company.

                     The Company's transactions and balances denominated in dollars are represented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52 "Foreign Currency Translation". All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate.

                     For those subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity.

              c.     Principles of consolidation:

                     Intercompany transactions and balances have been eliminated upon consolidation.

              d.     Cash equivalents:

                     The Company considers short-term unrestricted highly liquid investments that are readily converted into cash, originally purchased with maturities of three months or less to be cash equivalents.

              e.     Short-term bank deposits:

                     Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such short-term bank deposits are stated at cost.

              f.     Marketable securities:

                     The Company accounts for investments in debt securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

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

                     Inventory provisions are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost. Inventory provisions for 2000, 2001 and 2002 were $ 2,675, $ 3,400 and $ 1,650, respectively, and have been included in cost of revenues.

              h.     Investment in affiliates:

                     The investment in affiliated companies is stated at cost, since the Company does not have the ability to exercise significant influence over operating and financial policies of these investees.

                     The Company's investments in other companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Principle Board Opinion ("APB") No. 18 "The Equity Method of Accounting for Investments in Common Stock".

                     As of December 31, 2002 an impairment loss had been identified in the amount of $ 229.

              i.     Property and equipment, net:

                     Property and equipment are stated at cost, net of accumulated depreciation.

                     Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:
                                                                    %
                                                             ----------------

                     Computers and peripheral equipment            33
                     Office furniture and equipment              6 - 15
                     Motor vehicles                                15

                     Leasehold improvements are amortized by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.


                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              j.     Impairment of long-lived assets:

                     The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. In 2002, no impairment losses have been identified.

              k.     Intangible assets:

                     Intangible assets subject to amortizations, which arose from acquisitions prior to July 1, 2001 are being amortized on a straight-line basis over their useful lives in accordance with APB No. 17 "Intangible Assets". Intangible assets acquired in a business combination on or after July 1, 2001, are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used, in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets".

                     In accordance with the requirement of SFAS No. 142, intangible assets deemed to have indefinite lives are no longer amortized after January 1, 2002. Under SFAS No. 142 the Company will perform an annual test for impairment of intangible assets with indefinite lives.

                     Amortization is calculated using the straight-line method over the estimated useful lives at the following annual rates:

                                                                                  %
                                                                          --------------------
                     Capitalized software development costs (see o)               33
                     Distribution network                                     Indefinite
                     Core technology                                            17 - 33
                     Trademarks                                                 17 - 50
                     Maintenance contracts                                        33
                     Other intangible assets                                      33

              l.     Goodwill

                     Goodwill represents the excess of the cost over the net assets of businesses acquired. Goodwill arising from acquisitions prior to July 1, 2001 was amortized until December 31, 2001 on a straight-line basis over 10 years. Under SFAS No. 142 goodwill acquired in a business combination consummated on or after July 1, 2001, is not amortized.

                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                     SFAS No.142 requires goodwill be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. The Company performed the transitional impairment test during the first quarter of 2002, and did not recognize any impairment loss. The Company performed the annual impairment test during the fourth quarter of 2002, and recognized an impairment loss of $ 28,260.

              m.     Revenue recognition:

                     The Company generates revenues from sales of products, which include hardware and software, software licensing, fixed price contracts, professional services and maintenance.

                     The Company sells its products indirectly through resellers, integrators and distributors, all of whom are considered end-users, and through its direct sales force.

                     Revenues from product sales and software license agreements are recognized when all criteria outlined in Statement Of Position ("SOP") 97-2 "Software Revenue Recognition" (as amended) and Staff Accounting Bulletin ("SAB") No. 101 "Revenue Recognition in the Financial Statements" are met. Revenue from products and license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, no further obligations exist and collectibility is probable. Sales agreements with specific acceptance terms are not recognized until the customer has confirmed that the product or service has been accepted.

                     Where software arrangements involve multiple elements, revenue is allocated to each element based on Vendor Specific Objective Evidence ("VSOE") of the relative fair values of each element in the arrangement, in accordance with the residual method. The Company's VSOE used to allocate the sales price to professional services and maintenance is based on the renewal price. Under the residual method, revenue is recognized for the delivered elements when (1) there is VSOE of the fair values of all the undelivered elements, and (2) all revenue recognition criteria of SOP 97-2, as amended, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element.

                     The Company maintains a provision for product returns in accordance with SFAS No. 48 "Revenue Recognition When Right of Return Exists". The provision was estimated based on the Company's past experience and was deducted from revenues.

                     Trade receivables as of December 31, 2001 and 2002 are presented net of provision for product returns in the amounts of $ 2,455 and $ 2,311, respectively.

                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                     The Company recognizes revenues from fixed price contracts that require significant customization, integration and installation based on SOP No. 81-1 "Accounting for Performance of Construction - Type and Certain Production - Type Contracts" using the percentage-of-completion method of accounting based on the value added and results achieved out of the completeness of the product as a whole. In order to verify the measure of the added value, the Company identifies elements or sub-components of those elements. Provisions for estimated losses on uncompleted contacts are made in the period in which such losses are determined. As of December 31, 2002, no such estimated losses were identified.

                     Revenues from maintenance and professional services are recognized ratably over the contractual period or as services are performed.

                     Deferred revenue includes advances and payments received from customers, for which revenue has not yet been recognized.

              n.     Warranty costs:

                     Provisions for warranty are made at the time revenues are recognized for estimated material costs during the warranty period based on the Company's experience.

              o.     Research and development costs:

                     Research and development costs (net of grants and participations) incurred in the process of software production before establishment of technological feasibility, are charged to expenses as incurred. Costs of the production of a product master incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in SFAS No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Based on the Company's product development process, technological feasibility is established upon completion of a detailed program design or a working model.

                     Costs incurred by the Company between completion of the detailed program design or working model and the point at which the product is ready for general release have been capitalized.

                     Capitalized software development costs are amortized on a product-by-product basis commencing with general product release by the greater of the amount computed using the:
                     (i) ratio that current gross revenues from sales of the software bear to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the software product.

                     The Company assesses the recoverability of the unamortized capitalized cost on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. Based on its most recent analyses, management believes that no impairment of capitalized software development costs exists as of December 31, 2002.

                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              p.     Income taxes:

                     The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

              q.     Government grants:

                     Non-royalty bearing grants from the Government of Israel for funding research and development projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and recorded as a reduction to research and development costs.

              r.     Concentrations of credit risk:

                     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, trade and unbilled receivables, marketable securities and related party receivables.

                     The Company's cash and cash equivalents and short-term bank deposits are invested in deposits mainly in dollars with major international banks. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

                     The Company's trade and unbilled receivables are derived from sales to customers located primarily in North America, Europe and the Far East. The Company performs ongoing credit evaluations of its customers and obtains letter of credit and bank guarantees for certain receivables. Additionally, the Company insures certain of its receivables with a credit insurance company. An allowance for doubtful accounts is provided with respect to specific debts that the Company has determined to be doubtful of collection and a general provision on the remaining balance.

                     The Company's marketable securities include investment in debentures of U.S. corporations. Management believes that those corporations are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to those marketable securities.

                     Related party receivables are balances due from Thales SA. Management believes that minimal credit risk exists with respect to this balance.

                     The Company entered into forward contracts and option strategies (together: "derivative instruments") intended to protect against the increase in value of forecasted non-dollar currency cash flows. The derivative instruments effectively hedge the Company's non-dollar currency exposure (see Note 10).


                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              s.     Severance pay:

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

                     Severance pay expense for 2000, 2001 and 2002, was $ 1,255, $ 2,428 and $ 2,003, respectively.

              t.     Basic and diluted net loss per share:

                     Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year plus dilutive potential equivalent Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, "Earnings Per Share".

                     All outstanding stock options and warrants have been excluded from the calculation of the diluted net loss per share because all such securities are anti-dilutive for all periods presented. The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted net loss per share was 3,583,149, 4,929,910 and 5,315,170 for the years ended December 31, 2000, 2001 and 2002, respectively.

              u.     Stock-based compensation:

                     The Company has elected to follow APB No. 25, "Accounting for Stock Issued to Employees" and FIN No. 44 "Accounting for Certain Transactions Involving Stock Compensation" in accounting for its employee stock option plan. Under APB No. 25, when the exercise price of the Company's options is less than the market value of the underlying shares on the date of grant, compensation expense is recognized and amortized over the vesting period. The pro forma information with respect to the fair value of the options is provided in accordance with the provisions of SFAS No. 123 "Accounting for Stock-based Compensation".

                     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of SFAS No. 123". SFAS No. 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. As at the balance sheet date, the Company continues to apply APB No. 25.


                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                     Pro forma information regarding net income (loss) and net earnings (loss) per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee options under the fair value method prescribed by that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2000, 2001 and 2002: risk-free interest rates of 6%, 4.3% and 1.7%, respectively dividend yields of 0%, 0% and 0%, respectively volatility factors of the expected market price of the Company's Ordinary shares of 0.821, 0.506 and 0.827, respectively, and a weighted average expected life of the option of 3.5, 4.3 and 4.3 years, respectively.

                     Pro forma information under SFAS No. 123:

                                                                                   YEAR ENDED DECEMBER 31,
                                                                     ----------------------------------------------------
                                                                          2000               2001              2002
                                                                     ---------------    ---------------   ---------------
                       Net loss as reported                           $    (5,319)       $   (46,795)      $   (33,982)
                       Add: Stock based compensation expense
                         included in the determination of net loss
                         as reported                                          128                 23                12
                       Deduct: Stock based compensation expense
                         determined under fair value method for
                         all awards                                       (43,972)           (31,636)          (18,467)
                                                                     ---------------    ---------------   ---------------

                       Pro forma net loss                             $   (49,163)       $   (78,408)      $   (52,437)
                                                                     ===============    ===============   ===============

                       Basic and diluted net loss per share as
                         reported                                     $     (0.43)       $     (3.59)      $     (2.46)
                                                                     ===============    ===============   ===============

                       Pro forma basic and diluted net loss per
                       share                                          $     (3.97)       $     (6.01)      $     (3.80)
                                                                     ===============    ===============   ===============

              v.     Fair value of financial instruments:

                     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

                     The carrying amount reported in the balance sheet for cash and cash equivalents, short-term bank deposits, trade and unbilled receivables, related party receivables, short-term bank credit and trade payables approximates their fair value due to the short-term maturities of such instruments.

                     The fair value for marketable U.S. corporate securities is based on quoted market prices and does not differ significantly from the carrying amount (see Note 3).

                     The fair value of other long-term liabilities is estimated by discounting the future cash flows using the current interest rate for liabilities of similar terms and maturities. The fair value of other long-term liabilities, which carrying amount as of December 31, 2002 was $ 13,500, is approximated to $ 12,400.


                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              w.     Advertising expenses:

                     Advertising expenses are charged to expense as incurred (see Note 17d).

              x.     Derivatives and hedging activities:

                     SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" requires the Company to recognize all of its derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

                     For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the same line item associated with the hedged item in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the hedged transaction in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in financial income/expense in current earnings during the period of change.

                     For derivative instruments not designated as hedging instruments, the gain or loss is recognized in financial income/expense in current earnings during the period of change.

              y.     Impact of recently issued accounting standards:

                     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses significant issue regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. The Company elected early adoption of SFAS No. 146.


                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              z. Reclassification:

                     Certain amounts from prior years have been reclassified to conform to the current year's presentation. The reclassification had no effect on previously reported net loss, shareholder's equity or cash flows.


NOTE 3:-      MARKETABLE SECURITIES

                                     AMORTIZED           GROSS UNREALIZED        GROSS UNREALIZED           ESTIMATED
                                        COST                   GAINS                  LOSSES                FAIR VALUE
                               ---------------------- ----------------------  ---------------------- ------------------------
                                    DECEMBER 31,           DECEMBER 31,            DECEMBER 31,            DECEMBER 31,
                               ---------------------- ----------------------  ---------------------- ------------------------
                                  2001       2002        2001        2002        2001       2002        2001         2002
                               ---------- ----------- ----------  ----------  ---------- ----------- ----------   -----------
               U.S. corporate
                 debentures     $ 63,446   $  49,100   $    988    $    330    $    314   $    309    $ 64,120     $  49,121
                               ========== =========== ==========  ==========  ========== =========== ==========   ===========

              As of December 31, 2001 and 2002, all the Company's securities were classified as held-to-maturity.

              In 2000 and 2001 the Company did not sell any securities prior to their maturity and accordingly did not realize any gains or losses on held-to-maturity securities in these years.

              In 2002, the Company sold one security, which was classified as held-to-maturity, due to a rating decrease, and accordingly recorded a loss of $ 55.

              The scheduled maturities of held-to-maturity securities at December 31, 2002, are as follows:

                                                                                        AMORTIZED            ESTIMATED
                                                                                           COST             FAIR VALUE
                                                                                     ----------------    -----------------
                 HELD-TO-MATURITY:

                   Due within one year                                                $     33,853        $     33,616
                   Due after one year through five years                                    15,247              15,505
                                                                                     ----------------    -----------------

                                                                                      $     49,100        $     49,121
                                                                                     ================    =================


NOTE 4:-      OTHER RECEIVABLES AND PREPAID EXPENSES

                                                                                                 DECEMBER 31,
                                                                                    --------------------------------------
                                                                                          2001                 2002
                                                                                    -----------------    -----------------

                Government authorities                                                $      2,475        $       4,010
                Interest receivable                                                            637                  301
                Prepaid expenses                                                             1,243                2,694
                Other                                                                        1,110                1,229
                                                                                    -----------------    -----------------

                                                                                      $      5,465        $       8,234
                                                                                    =================    =================

                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 5:-      INVENTORIES
                                                                                                DECEMBER 31,
                                                                                   --------------------------------------
                                                                                         2001                 2002
                                                                                   -----------------   ------------------
                Raw materials                                                        $      6,995        $      4,880
                Work-in-progress                                                              843                 535
                Finished goods                                                              3,219               8,065
                                                                                   -----------------   ------------------

                                                                                     $     11,057        $     13,480
                                                                                   =================   ==================


NOTE 6:-      PROPERTY AND EQUIPMENT, NET

                Cost:
                  Computers and peripheral equipment                                 $     34,373        $     40,828
                  Office furniture and equipment                                            6,362              12,017
                  Motor vehicles                                                            2,853               1,570
                  Leasehold improvements                                                    3,335               3,567
                                                                                   -----------------   ------------------

                                                                                           46,923              57,982
                                                                                   -----------------   ------------------
                Accumulated depreciation:
                  Computers and peripheral equipment                                       20,711              28,830
                  Office furniture and equipment                                            1,975               2,941
                  Motor vehicles                                                            1,242                 792
                  Leasehold improvements                                                      884               1,074
                                                                                   -----------------   ------------------

                                                                                           24,812              33,637
                                                                                   -----------------   ------------------

                Depreciated cost                                                     $     22,111        $     24,345
                                                                                   =================   ==================



              Depreciation expense totaled $ 8,101, $ 8,044 and $ 10,192 for the years ended December 31, 2000, 2001 and 2002, respectively.

              As for pledges, see Note 12c.

                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 7:-      INTANGIBLE ASSETS, NET

              a.     Intangible assets
                                                                                                  DECEMBER 31,
                                                                                      -------------------------------------
                                                                                            2001                2002
                                                                                      -----------------   -----------------
                      Original amounts:
                        Capitalized software development costs                          $     16,078        $     20,687
                        Core technology                                                        2,189               4,419
                        Trademarks                                                                 -               1,040
                        Maintenance contracts                                                      -                 510
                        Other intangible assets                                                1,498                 279
                                                                                      -----------------   -----------------

                                                                                              19,765              26,935
                                                                                      -----------------   -----------------
                      Accumulated amortization:
                        Capitalized software development costs                                 5,868              10,174
                        Core technology                                                        1,217               2,219
                        Trademarks                                                                 -                  58
                        Maintenance contracts                                                      -                  28
                        Other intangible assets                                                  780                 253
                                                                                      -----------------   -----------------

                                                                                               7,865              12,732
                                                                                      -----------------   -----------------

                      Amortized cost                                                          11,900              14,203
                      Distribution network                                                         -               6,280
                                                                                      -----------------   -----------------

                      Total intangible assets                                           $     11,900        $     20,483
                                                                                      =================   =================


              b. Amortization expense amounted to $ 2,954, $ 4,278 and $ 5,473 for the years ended December 31, 2000, 2001 and 2002, respectively.

              c.     Estimated amortization expense for the years ended:

                                                               DECEMBER 31,
                                                             ----------------

                      2003                                    $       6,344
                      2004                                            4,820
                      2005                                            2,258
                      2006                                              436
                      2007 and thereafter                               345
                                                             ----------------

                                                              $      14,203
                                                             ================


                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 8:-      GOODWILL

              The changes in the carrying amount of goodwill for the year ended
              December 31, 2002 are as follows:

               Balance as of January 1, 2002                                                                 *) $   28,813
                 Goodwill acquired during the year                                                                  26,682
                 Impairment losses                                                                                 (28,260)
                 Foreign currency translation adjustments and other                                                    182
                                                                                                            ----------------

               Balance as of December 31, 2002                                                                  $   27,417
                                                                                                            ================

              *) Includes an amount of $ 613 of assembled workforce that was classified as goodwill effective January 1, 2002.

              The unaudited results of operations presented below for the three years ended December 31, 2000, 2001 and 2002, respectively, reflect the impact on results of operations had the Company adopted the non-amortization provisions of SFAS No. 142 effective
              January 1, 2000:

                                                                                      YEAR ENDED DECEMBER 31,
                                                                        ----------------------------------------------------
                                                                             2000               2001              2002
                                                                        --------------     --------------    ---------------

              Reported net loss                                          $     (5,319)      $    (46,795)     $     (33,982)
              Goodwill amortization                                               670              2,944                  -
                                                                        --------------     --------------    ---------------

              Adjusted net loss                                          $     (4,649)      $    (43,851)     $     (33,982)
                                                                        ==============     ==============    ===============

              Basic and diluted net loss per share:
                Reported net loss                                        $      (0.43)      $      (3.59)     $       (2.46)
                Goodwill amortization                                            0.05               0.23                  -
                                                                        --------------     --------------    ---------------

              Adjusted basic and diluted net loss per share              $      (0.38)      $      (3.36)     $       (2.46)
                                                                        ==============     ==============    ===============


NOTE 9:-      ACCRUED EXPENSES AND OTHER LIABILITIES
                                                                                                DECEMBER 31,
                                                                                   --------------------------------------
                                                                                         2001                 2002
                                                                                   -----------------   ------------------

                Employees and payroll accruals                                      $       8,445       $       9,249
                Accrued expenses                                                            9,001              23,694
                Restructuring accrual                                                       2,444                 406
                Deferred revenues                                                           5,013              10,728
                Other                                                                         411               1,782
                                                                                   -----------------   ------------------

                                                                                    $      25,314       $      45,859
                                                                                   =================   ==================

                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 10:-     DERIVATIVE INSTRUMENTS

              To protect against changes in the value of forecasted foreign currency cash flows, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of its forecasted cash flows denominated in foreign currencies with forward contracts and option strategies (together: "derivative instruments").

              During 2001 and 2002, the Company entered into derivative instruments to hedge portions of the anticipated New Israeli Shekel ("NIS") payroll payments. These derivative instruments are designated as cash flows hedges, as defined by SFAS No. 133, as amended, and are all highly effective as hedges of these expenses when the salary is recorded. The effective portion of the hedged instruments is included in payroll expenses in the statements of operations.

              In addition, the Company entered into forward foreign exchange contracts to hedge certain trade and unbilled receivables, trade payable payments and expected payments under a fixed price contract denominated in foreign currency. The purpose of the Company's foreign currency hedging activities is to protect the Company from changes in the foreign currency exchange rate to the dollar.

              At December 31, 2002, the Company expects to reclassify $ 11 of net losses on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months.


NOTE 11:-     RESTRUCTURING EXPENSES

              As part of the Company's strategic plan to address the changing business dynamics in the markets for its products and offerings, the Company recorded a restructuring charge in the amount of $ 14,554 in the first quarter of 2001, in accordance with EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs in a Restructuring)" and SAB No. 100 "Restructuring and Impairment Charges". The restructuring consisted of a series of actions to improve the Company's long-term strategic opportunity including a reduction of 30% of the workforce (approximately 340 employees), consolidation of functions, the closing of certain facilities (mainly in the U.S.), and the disposal of assets that were no longer required due to the change in strategic direction. In addition, goodwill impairment was recognized for the effect of discontinuing a certain product line, which was acquired in the 1997 Dees transaction.


                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 11:-     RESTRUCTURING EXPENSES (CONT.)

              Following the acquisition of TCS, the Company identified an opportunity to increase flexibility and focus, improve responsiveness and reduce unnecessary overhead. In December 2002, the Company adopted a plan to achieve these objectives, which involves the phased reduction of approximately 140 of the initially combined 1,077 staff and consolidation of certain field offices. The Company expects to incur a total cost of $ 3,000 in connection with this plan. The Company elected early adoption of SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability for a cost that is associated with an exit activity be recognized only when the liability is incurred. It supersedes the guidance in EITF 94-3. In SFAS No. 146, an entity's commitment to a plan does not, by itself, create a present obligation to other parties that meets the definition of a liability. Additionally, SFAS No. 146 establishes that fair value is the objective for the initial measurement of the liability. Accordingly, the liability related to the involuntary reductions that were effected in December 2002 of $ 282 was included in the Company's balance sheet. The remaining reductions in force are planned to be implemented over the first three quarters of 2003 and will be recognized as incurred.

              At December 31, 2002, a total amount of $ 406 is included in accrued expenses and other liabilities. The major components of the fiscal 2001 and 2002 restructuring costs are as follows:

                                                                               LOSS ON
                                                                               DISPOSAL
                                                EMPLOYEE                     OF PROPERTY
                                              TERMINATION      FACILITY          AND           GOODWILL          TOTAL
                                                BENEFITS        CLOSURE       EQUIPMENT       IMPAIRMENT        CHARGE
                                            --------------- --------------- --------------  --------------- ---------------
               2001 PLAN:
               ----------
               Original provision            $      9,564    $      1,928    $      1,946    $      1,116    $     14,554
               Utilized:
                 Cash                              (7,997)         (1,051)              -               -          (9,048)
                 Non-cash                               -               -          (1,946)         (1,116)         (3,062)
                                            --------------- --------------- --------------  --------------- ---------------
               Balance as of                        1,567             877               -               -           2,444
                 December 31, 2001
               Utilized:
                 Cash                              (1,043)           (877)              -               -          (1,920)
                 Non-cash                               -               -               -               -               -
               Additional restructuring
               expenses (reversal of
               over accrued amounts)                 (524)            124               -               -            (400)
                                            --------------- --------------- --------------  --------------- ---------------
               Balance as of
                 December 31, 2002                      -             124               -               -             124
                                            --------------- --------------- --------------  --------------- ---------------
               2002 PLAN:
               ----------
               Original provision                     282               -               -               -             282
                                            --------------- --------------- --------------  --------------- ---------------
               Balance as of                          282               -               -               -             282
                 December 31, 2002
                                            --------------- --------------- --------------  --------------- ---------------
               2001 and 2002 plans as of
               December 31, 2002             $        282    $        124    $          -    $          -    $        406
                                            =============== =============== ==============  =============== ===============

                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

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

                            Future minimum lease commitments under
                            non-cancelable operating leases for the years ended December 31, are as follows:

                             2003                          $      5,358
                             2004                                 2,685
                             2005                                 2,485
                             2006                                 1,267
                             2007 and thereafter                    597
                                                          -----------------

                                                           $     12,392
                                                          =================

                            Rent expense for the years ended December 31, 2000, 2001 and 2002, was approximately $ 4,011, $ 5,190 and $ 5,761, respectively.

                     2. The Company leases its motor vehicles under cancelable operating lease agreements for periods through 2003.

                            The minimum payment under these operating leases, upon cancellation of these lease agreements, amounted to $ 1,268 as of December 31, 2002.

                            Lease expenses for the years ended December 31, 2000, 2001 and 2002, were $ 70, $ 1,677 and $ 1,616, respectively.

              b.     Other commitments:

                     1. During 2002 the Company completed a contract manufacturing agreement with a third party contractor ("the contractor"). Under the manufacturing agreement ("the agreement"), the contractor provides the Company with a turnkey manufacturing solution for all of its products. The Company is liable under the agreement to purchase above a certain level specified in the agreement, which is based on historical level of orders to the contractor, excess raw material and subassembly inventories deemed obsolete or slow moving. As of December 31, 2002 there were no such obsolete or slow moving inventories.

                            In addition, the Company assumed an outsourcing manufacturing agreement in the acquisition of TCS (see also Note 1b). The minimum payments under this non-cancelable manufacturing agreement for which future benefit exists for the years ended December 31, are as follows:

                            2003                  $           3,109
                            2004                              2,104
                            2005                              1,448
                            2006                                515
                                                ---------------------

                                                  $           7,176
                                                =====================

                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 12:-     COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

                     2. The company is committed under non-cancelable services agreements to pay minimum payments to its suppliers. The minimum payments under these services agreements for the years ended December 31, are as follows:

                            2003                  $           2,798
                            2004                              2,513
                            2005                              2,513
                            2006                                 94
                                                ---------------------

                                                  $           7,918
                                                =====================

              c.     Security interests and pledges:

                     The Company provided a guarantee in the amount of $ 52 to the Israeli Chamber of Commerce and Industry to secure the return of equipment shipped abroad; in the amount of $ 1,133 in respect of liability for projects in progress; in the amount of $ 1,901 for the performance of projects for customers who made advance payments in respect of said projects and in the amount of $ 257 to the Ministry of Finance of Belgium in respect of VAT registration. The Company also provided a guarantee in the amount of $ 34 in respect of premises leased in France, $ 35 in respect of warranty of its products, $ 330 in respect of bids and $ 36 in respect of customs.

              d.     Legal proceedings

                     1. In June 2000, Dictaphone Corporation, one of the Company's competitors, filed a patent infringement claim relating to certain technology embedded in some of the Company's products. The claim is for damages for past infringement and enjoinment of any continued infringement of Dictaphone patents. In the court's discretion, the damages may be trebled and attorney fees awarded. As a result the Company might be forced to pay significant damages and licensing fees, modify its business practices or even be enjoined from conducting a significant part of its U.S. business. Any such results could materially harm the Company's business. The Company believes, however, that it has a valid defense to this claim and is vigorously defending it. The Company has received notification from its insurance company indicating that the claim is not covered by the Company's insurance policy; however, the insurance company has agreed to reimburse for all legal expenses that the Company is expending in defense of the claim while reserving its final decision on this matter until the final outcome of the litigation. The discovery period is closed, dispositive motions have been filed with the Court, and the Company is awaiting the Court's decisions on these motions as well as scheduling for trial.

                     2. On February 8, 2001, the trading price of the Company's securities dropped, following the Company's announcements that, among other things, the Company would be restating its revenue for fiscal year 1999 and the first three quarters of 2000 and that the Company was revising downward its revenue estimates for the final quarter of 2000. Thereafter, various plaintiffs filed in the United States District Court for the District of New Jersey fourteen putative class action securities lawsuits against the Company and several of its present or former officers and directors. The first of these actions was commenced on February 13, 2001. All of the actions have been allocated to the Newark vicinage of the District of New Jersey, and all have been assigned to the Hon. Joseph A. Greenaway, Jr., U.S.D.J.

                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 12:-     COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

                            The complaint in each action alleges that the Company and the individual defendants violated
                            Section 10(b) of the Exchange Act, 15 U.S.C. ss. 78j(b), and Rule 10b-5 promulgated there under. The plaintiffs also attempt to state a "control person" claim against several of the individual defendants under Section 20(a) of the Exchange Act, 15 U.S.C. ss. 78t(a). While there are differences among the fourteen complaints, the plaintiffs essentially contend that the Company and the individual defendants misrepresented to investors, either affirmatively or through omissions, the Company's financial results and the value of its securities. The plaintiffs seek damages in an unspecified amount. The plaintiffs in each such action seek to represent a class of investors in the Company's securities throughout a specified period, approximately from February 2000 to February 2001.

                            On April 11, 2001, the Company and several of the individual defendants successfully moved to consolidate the various actions under the caption "In re: Nice Systems Ltd. Securities Litigation," Master File No. 01-CV-00737 (JAG), and to establish a schedule for the filing by plaintiffs of an amended consolidated complaint and the Company and the individual defendants' response to such complaint.

                            By Order dated May 21, 2001, a group of plaintiffs were appointed "lead plaintiffs" pursuant to the Private Securities Litigation Reform Act of 1995, 15 U.S.C. ss. 78u-4(a)(3)(B). On August 20, 2001, the
                            Lead Plaintiffs filed and served a Consolidated Amended Class Action Complaint, purporting to bring their securities claims on behalf of a class of persons who purchased the Company's ADSs between November 3, 1999, and February 7, 2001. On October 22, 2001, the Company and the individual defendants moved to dismiss the consolidated complaint in its entirety, for failure to state a claim upon which relief could be granted, for failure to plead fraud with the requisite particularity and on grounds of forum non conveniens in favor of proceedings in Israel. Briefing on that motion was completed on December 27, 2001.

                            Before that motion was decided by the Court, the parties to the litigation entered into a settlement of the claim, without any admission of liability or wrongdoing on the Company's part, in the amount of $ 10,000 dollars, including attorneys' fees. The Company received the funds for this settlement through its directors and officers' insurance policy.

                            Because the action was brought as a class action, the settlement was subject to court approval. By Order dated April 7, 2003, the settlement was approved by the United States District Court for the District of New Jersey, over the objections of two shareholders. On April 30, 2003, one of those shareholders, James J. Hayes, appealed from that Order to the United Stated Court of Appeals for the Third Circuit.

NOTE 13:-     CREDIT LINES

              As of December 31, 2002, the Company had authorized credit lines from banks in the amount of $ 47,000. When utilized, the credit lines will be denominated in dollars and will bear interest at the rate of up to LIBOR + 1.6%. An amount of $ 22,000 out of the total credit lines is secured by the Company's marketable securities. There are no financial covenants associated with these credit lines. As of December 31, 2002, $2,200 were used for bank guarantees.

                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 14:-     TAXES ON INCOME

              a.     Measurement of taxable income:

                     Results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index, or changes in the exchange rate of the NIS against the dollar, for a "foreign investors" company. Until taxable year 2001, NICE measured its results for tax purposes in accordance with changes in the Israeli consumer price index. Commencing with taxable year 2002, NICE has elected to measure its results for tax purposes on the basis of the changes in the exchange rate of NIS against the dollar. This election obligates NICE for three years.

              b. Tax benefits under the Israel Law for the Encouragement of Capital Investments, 1959 ("the Law"):

                     Certain production facilities of NICE have been granted the status of "Approved Enterprise" under the Law, in four separate investment programs.

                     According to the provisions of the Law, NICE elected the "alternative benefits" and has waived government grants in return for a tax exemption.

                     Income derived from the first program is tax-exempt for a period of four years, commencing 1999, and will be taxed at the reduced corporate tax rate of 10%-25% (based on the percentage of foreign ownership in each taxable year) for an additional period of six years.

                     Income derived from the second program is tax-exempt for a period of four years, commencing 1997, and will be taxed at the reduced corporate tax rate of 10%-25% (based on the percentage of foreign ownership in each taxable year) for an additional period of six years.

                     Income derived from the third and fourth programs will be tax-exempt for a period of two years, commencing with the year the Company first earns taxable income, and will be taxed at the reduced corporate tax rate of 10%-25% (based on the percentage of foreign ownership in each taxable year) for an additional period of eight years.

                     In December 2002, the Company filed an application for a fifth "Approved Enterprise" investment program for its facilities in Israel. To date, the Company has not received a notice of approval for this fifth program.

                     The period of tax benefits detailed above, is subject to limits of the earlier of 12 years from the commencement of production or 14 years from receiving the approval.

                     The Law also entitles NICE to claim accelerated depreciation on equipment used by the "Approved Enterprise" during five tax years.

                     The entitlement to the above benefits is conditional upon NICE's fulfilling the conditions stipulated by the above Law, regulations published hereunder and the instruments of approval for the specific investments in an "Approved Enterprise". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2002 the Company is in compliance with all the conditions required by the law.

                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)


NOTE 14:-     TAXES ON INCOME (CONT.)

                     The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without subjecting NICE to taxes only upon the complete liquidation of NICE. As of December 31, 2002, approximately $ 16,029 was derived from tax-exempt profits earned by NICE's "Approved Enterprise". NICE has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to NICE's "Approved Enterprises".

                     If the net retained tax exempt income is distributed in a manner other than in the complete liquidation of NICE, it would be taxed at the corporate tax rate applicable to such profits as if NICE had not elected the alternative tax benefits (currently - 20% of the gross distributed amount) and an income tax liability would be incurred of approximately $ 4,007 as of December 31, 2002.

                     Income from sources other than the "Approved Enterprise" during the period of benefits will be taxable at the regular corporate tax rate of 36%.

              c. Tax benefits under the Israeli Law for the Encouragement of Industry (Taxation), 1969:

                     NICE is an industrial company under the above law and as such is entitled to certain tax benefits including accelerated depreciation, deduction of public offering expenses in three equal annual installments and amortization of other intangible property rights as a deduction for tax purposes.

              d.     Net operating loss carryforward:

                     As of December 31, 2002, the Company had carryforward tax losses totaling approximately $ 69,752, most of which can be carried forward and offset against taxable income indefinitely. The remaining carryforward tax losses can be carried forward and offset against taxable income with expiration dates from 2003 to 2021. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)


NOTE 14:-     TAXES ON INCOME (CONT.)

              e.     Deferred income taxes:

                     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

                                                                                                 DECEMBER 31,
                                                                                    --------------------------------------
                                                                                          2001                 2002
                                                                                    -----------------    -----------------
                     Net operating loss carryforward                                  $     11,954         $     10,994
                     Reserves and allowances                                                 3,320                3,787
                                                                                    -----------------    -----------------

                     Net deferred tax asset before valuation allowance                      15,274               14,781
                     Valuation allowance                                                   (15,274)             (14,781)
                                                                                    -----------------    -----------------

                     Net deferred tax asset                                           $          -         $          -
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

              f. A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense as reported in the consolidated statements of operations, is as follows:

                                                                                        YEAR ENDED DECEMBER 31,
                                                                          ---------------------------------------------------
                                                                               2000              2001              2002
                                                                          ---------------   ---------------   ---------------
                       Loss before taxes on income, as reported in the     $      (5,046)    $     (46,597)    $     (33,632)
                         consolidated statements of operations
                                                                          ===============   ===============   ===============

                       Statutory tax rate in Israel                                   36%               36%               36%
                                                                          ===============   ===============   ===============

                       Theoretical income tax benefit                      $      (1,817)    $     (16,775)    $     (12,108)
                       Losses and other items for which a valuation
                         allowance was provided                                    2,456            12,837             2,725
                       Non-deductible acquisition-related costs                    2,761               338            11,201
                       Tax exempt interest income                                 (2,117)           (1,554)           (1,145)
                       Utilization of net operating losses for which
                         a valuation allowance was provided                            -                 -              (676)
                       Non-deductible expenses                                       244               257               407
                       Increase (decrease) from difference between
                         Israeli currency income and US dollar income             (1,159)            5,031                 -
                       Other                                                         (95)               64               (54)
                                                                          ---------------   ---------------   ---------------

                       Actual tax expense                                  $         273     $         198     $         350
                                                                          ===============   ===============   ===============

                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 14:-     TAXES ON INCOME (CONT.)

              g.     Loss before taxes on income is comprised as follows:

                                                                                   YEAR ENDED DECEMBER 31,
                                                                     ----------------------------------------------------
                                                                          2000               2001              2002
                                                                     ---------------    ---------------   ---------------
                       Domestic                                       $     2,740        $    (31,057)     $    (32,673)
                       Foreign                                             (7,786)            (15,540)             (959)
                                                                     ---------------    ---------------   ---------------

                                                                      $    (5,046)       $   (46,597)      $    (33,632)
                                                                     ===============    ===============   ===============

              h.     The provision for income taxes is
                     comprised as follows:

                      Current taxes                                   $       273        $       198        $       350
                                                                     ===============    ===============    ===============

                      Domestic                                        $        90        $       100        $       126
                      Foreign                                                 183                 98                224
                                                                     ---------------    ---------------    ---------------

                                                                      $       273        $       198        $       350
                                                                     ===============    ===============    ===============

              i.     Israeli tax reform:

                     On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad.

                     In addition, the concept of "controlled foreign corporation" was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

NOTE 15:-     SHAREHOLDERS' EQUITY

              a. The Ordinary shares of the Company are traded on the Tel Aviv Stock Exchange and its ADSs are traded on NASDAQ.

                     In April 2000, the Company issued 150,000 ADSs to the sole shareholder of CPS as part of the consideration for the acquired shares of CPS (See Note 1d).

                     In December 2000, the Company issued 220,523 ADSs of NICE as part of the consideration for the acquisition of certain assets and liabilities of SCI (See Note 1c).

                     In December 2001, the Company issued 186,818 ADSs of NICE as part of a settlement agreement with SCI (See Note 1c).

                     In November 2002, the Company issued 2,187,500 ADSs as part of the consideration in the acquisition of certain assets and liabilities of TCS (See Note 1b).

                     In November 2002, the Company released from escrow 50,000 ADSs of NICE as part of the settlement agreement with Mr. Chapiewsky (See Note 1d).

                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 15:-     SHAREHOLDERS' EQUITY (CONT.)

              b.     Share option plans:

                     In 1995, the Company adopted an employee share option plan (the "1995 Option Plan"). Under the 1995 option plan, employees and officers of the Company may be granted options to acquire Ordinary shares. The options to acquire Ordinary shares, which may be determined by the Board of Directors of the Company, are granted at an exercise price, subject to certain exceptions, of not less than the fair market value of the Ordinary shares on the grant date. 8,310,566 of the 1995 options were granted at an exercise price of not less than the fair market value of the Ordinary shares at the date of grant.

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

                     In 1996, the Company adopted the 1997 Executive Share Option Plan (the "1997 Option Plan"). Under the terms of the 1997 Option Plan, stock options will be exercisable during a 60-day period ending four years after grant. The plan met the definition of Time Accelerated Restricted Stock Award Options ("TARSAP"). The TARSAP includes an acceleration feature based on the following: if the year-end earnings per share of the Company shall reach certain defined targets, 40% of such stock options shall become exercisable; if earnings per share shall reach certain higher defined targets, an additional 30% of such stock options shall become exercisable; and if earnings per share shall reach certain higher defined targets, an additional 30% of such stock options shall become exercisable, provided that with respect to all of the above-referenced periods, the operating profit of the Company shall not be less than 10% of revenues and earnings per share shall exclude any non-recurring expenses related to mergers and acquisitions. Notwithstanding the foregoing, none of the stock options shall be exercisable before the expiration of two years from the date of issuance. 950,000 of the 1997 options were granted at an exercise price of not less than the fair market value of the Ordinary shares at the date of grant. As of December 31, 2002, none of the targets specified under the TARSAP were met and accordingly there was no acceleration of options.

                     In 2001, the Company adopted the 2001 Stock Option Plan (the "2001 Option Plan"). The options to acquire Ordinary shares, which may be determined by the Board of Directors of the Company, are granted at an exercise price, of not less than the fair market value of the Ordinary shares on the grant date. 2,959,750 of the 2001 options were granted at an exercise price of not less than the fair market value of the Ordinary shares at the date of grant. Under the terms of the 2001 Plan, a third of the stock options granted became exercisable ten months after the grant date and the remaining two thirds will become exercisable on the first and second anniversaries of the first date of exercise so long as the grantee is, subject to certain exceptions, employed by the Company at the date the stock option becomes exercisable. The third portion of the Options may be exercised at the end of the second year following the first date of exercise, if the Company meets a pre-tax profit target of 20%, as determined by the Board of Directors and at its discretion. Unless otherwise determined by the Company's Board of Directors as of the date of grant, the stock options expire six years after the date of grant.

                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 15:-     SHAREHOLDERS' EQUITY (CONT.)

                     In 2001, the Company adopted the 2001 Stock Option Plan for Transitional Employees (the "2001 Transitional Employees Plan") for the terminated employees as part of the restructuring plan (See Note 11). The options to acquire Ordinary shares, which may be determined by the Board of Directors of the Company, are granted at an exercise price, of not less than the fair market value of the Ordinary shares on the grant date. 96,800 of the 2001 transitional employees options were granted at an exercise price of not less than the fair market value of the Ordinary shares at the date of grant. Under the terms of the 2001 Transitional Employees Plan, each share option granted generally becomes exercisable upon the optionee's termination of employment in accordance with the optionee's termination agreement with the Company and will remain exercisable until the first to occur of the date which is six months following the date of such termination and the expiration of the share option's term. Unless otherwise determined by the Board of Directors as of the date of grant, the stock options expired on December 31, 2002.

                     A summary of the Company's stock options activity and related information for the years ended December 31, 2000, 2001 and 2002, is as follows:


                                                           2000                     2001                     2002
                                                 ---------------------------------------------------------------------------
                                                               WEIGHTED-                WEIGHTED                 WEIGHTED
                                                               AVERAGE                  AVERAGE                  AVERAGE
                                                  NUMBER OF    EXERCISE     NUMBER OF   EXERCISE     NUMBER OF   EXERCISE
                                                   OPTIONS       PRICE       OPTIONS      PRICE       OPTIONS      PRICE
                                                 ------------ -----------  ----------- -----------  ----------- ------------
                      Outstanding at the          3,036,591    $   26.37    4,463,523   $    50.58   6,408,825   $     29.31
                        beginning of the year
                      Granted                     3,116,200    $   69.48    4,030,700   $    12.62     981,000   $     11.49
                      Exercised                    (615,643)   $   21.79      (33,809)  $    11.61     (60,830)  $     12.10
                      Forfeited                    (981,125)   $   51.83   (2,051,589)  $    43.08  (1,363,015)  $     32.87
                      Cancelled                     (92,500)   $   70.88            -   $        -           -   $         -
                      Outstanding at the end of
                        the year                  4,463,523    $   50.58    6,408,825   $    29.31   5,965,980   $     25.74
                                                 ============ ===========  =========== ===========  =========== ============
                      Exercisable at the end of
                        the year                    307,744    $   27.45    1,393,959    $   46.25   2,373,039   $     34.46
                                                 ============ ===========  =========== ===========  =========== ============

                     The options outstanding as of December 31, 2002, have been separated into exercise price categories as follows:
                                                                                                               WEIGHTED
                                             OPTIONS         WEIGHTED                         OPTIONS           AVERAGE
                                           OUTSTANDING        AVERAGE       WEIGHTED        EXERCISABLE        EXERCISE
                                              AS OF          REMAINING       AVERAGE           AS OF           PRICE OF
                         RANGES OF         DECEMBER 31,     CONTRACTUAL     EXERCISE       DECEMBER 31,         OPTIONS
                       EXERCISE PRICE          2002             LIFE          PRICE            2002           EXERCISABLE
                     ------------------- ----------------- -------------- --------------  ----------------  ----------------
                             $                                (YEARS)           $                                  $
                     -------------------                   -------------- --------------                    ----------------

                        7.83 - 11.14           656,500           5.63           10.09             52,500          10.95
                       12.00 - 16.81         3,355,494           4.55           12.81            970,937          12.69
                       21.38 - 30.13           508,194           1.77           23.06            427,319          23.07
                        40.94 - 55.5           637,280           3.47           51.02            389,530          50.19
                        64.88 -76.25           808,512           3.28           73.88            532,753          74.09
                                         -----------------                                ----------------

                                             5,965,980           4.14           25.74          2,373,039          34.46
                                         ================= ============== ==============  ================  ================

                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 15:-     SHAREHOLDERS' EQUITY (CONT.)

                     When the Company has recorded deferred stock compensation for options issued with an exercise price below the fair value of the Ordinary shares, the deferred compensation is amortized and recorded as compensation expense ratably over the vesting period of the options.

                     Weighted average fair values and weighted average exercise prices of options whose exercise price is equal, less or higher than the market price of the shares at date of grant are as follows:

                                              WEIGHTED AVERAGE FAIR VALUE OF          WEIGHTED AVERAGE EXERCISE PRICE OF
                                           OPTIONS GRANTED AT AN EXERCISE PRICE      OPTIONS GRANTED AT AN EXERCISE PRICE
                                         ----------------------------------------- ----------------------------------------
                                                                      YEAR ENDED DECEMBER 31,
                                         ----------------------------------------------------------------------------------
                                             2000          2001          2002          2000          2001         2002
                                         ------------- ------------- ------------- ------------- ------------ -------------
                      Less than fair
                      value at date of
                      grant               $  55.11      $      -      $     -       $  22.707     $       -    $       -
                                         ============= ============= ============= ============= ============ =============
                      Equal to fair
                      value at date of
                      grant               $  38.93      $   5.66      $     8.03    $  69.042     $  12.664    $  12.991
                                         ============= ============= ============= ============= ============ =============
                      Higher than fair
                      value at date of
                      grant               $      -      $      -      $     5.19    $       -     $       -    $  10.507
                                         ============= ============= ============= ============= ============ =============

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

                     During 2000, 2001 and 2002, employees purchased 28,626, 128,303 and 131,667 shares at average prices of $ 32.89, $
                     11.21 and $ 10.51 per share, respectively.

              d.     Dividends:

                     Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel may be converted to dollars on the basis of the exchange rate prevailing at the date of the conversion. The Company does not intend to pay cash dividends in the foreseeable future.

                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 16: -    MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

              a.     Summary information about geographic areas:

                     The Company manages its business on a basis of one reportable segment. See Note 1a for a brief description of the Company's business. The following data is presented in accordance with SFAS No. 131 "Disclosure About Segments of an Enterprise and Related Information". Total revenues are attributed to geographic areas based on the location of end customers.

                     The following presents total revenues and long-lived assets for the years ended December 31, 2000, 2001 and 2002:

                                                     2000                         2001                        2002
                                          ---------------------------  ---------------------------  --------------------------
                                             TOTAL       LONG-LIVED       TOTAL       LONG-LIVED       TOTAL      LONG-LIVED
                                            REVENUES       ASSETS       REVENUES        ASSETS       REVENUES       ASSETS
                                          ------------- -------------  ------------  -------------  ------------  ------------
                     Americas             $    90,540   $    37,213    $    66,324   $    34,183    $    88,426   $    10,843
                     EMEA    (*                39,901            97         34,955           110         47,684        18,489
                     Far East                  18,232             -         21,015            87         22,829            95
                     Israel                     4,490        28,367          4,814        27,831          3,566        42,818
                                          ------------- -------------  ------------  -------------  ------------  ------------

                                          $   153,163   $    65,677    $   127,108   $    62,211    $   162,505   $    72,245
                                          ============= =============  ============  =============  ============  ============

                     *) Includes Europe, the Middle East (excluding Israel) and Africa.

              b.     Product lines:

                     Total revenues from external customers divided on the basis of the Company's product lines are as follows:


                                                                                        YEAR ENDED DECEMBER 31,
                                                                        ----------------------------------------------------
                                                                              2000              2001              2002
                                                                        ----------------  -----------------  ---------------

                       Digital audio and applications                     $    128,655      $     99,785      $     132,408
                       Digital video                                            15,824            14,084             22,933
                       COMINT                                                    8,684            13,239              7,164
                                                                        ----------------  -----------------  ---------------

                                                                          $    153,163      $    127,108      $     162,505
                                                                        ================  =================  ===============

                     c. Major customers data as a percentage of total revenues:

                            Customer A                                            18.6              12.3               22.3
                                                                        ================  =================  ===============

                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 17:-     SELECTED STATEMENTS OF OPERATIONS DATA

                     a.     Research and development, net:

                                                                                          YEAR ENDED DECEMBER 31,
                                                                           -----------------------------------------------------
                                                                                2000               2001               2002
                                                                           ---------------    ---------------    ---------------
                            Total costs                                      $     25,406       $     26,017       $     24,742
                            Less: grants and participations                        (1,174)            (1,392)            (2,208)
                            Less - capitalization of software
                              development costs                                    (4,730)            (5,435)            (4,609)
                                                                           ---------------    ---------------    ---------------

                                                                             $     19,502       $     19,190       $     17,925
                                                                           ===============    ===============    ===============

                     b.     Financial income, net:

                            Financial income:
                              Interest and amortization/accretion of
                                premium/discount of marketable securities    $      3,326       $      3,371       $      2,747
                              Interest                                              3,433              1,294                551
                              Foreign currency translation                              -                166              1,411
                              Other                                                     -                 12                  -
                                                                           ---------------    ---------------    ---------------

                                                                                    6,759              4,843              4,709
                                                                           ---------------    ---------------    ---------------
                            Financial expenses:
                              Interest                                                (80)               (38)               (15)
                              Foreign currency translation                           (163)                 -                (95)
                              Other                                                  (328)              (551)              (607)
                                                                           ---------------    ---------------    ---------------

                                                                                     (571)              (589)              (717)
                                                                           ---------------    ---------------    ---------------

                                                                             $      6,188       $      4,254       $      3,992
                                                                           ===============    ===============    ===============

                     c. Amortization of acquired intangible assets, restructuring expenses, in-process research and development and goodwill impairment:

                            Amortization of acquired intangibles             $        860       $      3,413       $          -
                            Restructuring expenses (Note 11)                            -             14,554               (118)
                            In-process research and development
                              write-off (Note 1b, d)                                6,786                  -              1,270
                            Goodwill impairment                                         -                  -             28,260
                            Other                                                       -                  -               (320)
                                                                           ---------------    ---------------    ---------------

                                                                             $      7,646       $     17,967       $     29,092
                                                                           ===============    ===============    ===============

                     d.     Advertising expenses                             $      1,485      $      1,265       $      1,760
                                                                           ===============    ===============    ===============

                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 17:-     SELECTED STATEMENTS OF OPERATIONS DATA (CONT.)

                     e.     Net loss per share:

                            The following table sets forth the computation of basic and diluted net loss per share:

                            1.     Numerator:

                                                                                          YEAR ENDED DECEMBER 31,
                                                                           -----------------------------------------------------
                                                                                2000               2001               2002
                                                                           ---------------    ---------------    ---------------
                                   Numerator for basic and diluted net
                                     loss per share -
                                   Loss available to Ordinary
                                     shareholders                            $     (5,319)      $    (46,795)      $    (33,982)
                                                                           ===============    ===============    ===============

                            2.     Denominator (in thousands):

                                   Denominator for basic net loss per
                                     share -
                                   Weighted average number of shares                12,317            13,047             13,795
                                                                            ===============   ===============    ===============

                                   Denominator for diluted net loss per
                                     share - adjusted weighted average
                                     shares assuming exercise of options            12,317            13,047             13,795
                                                                            ===============   ===============    ===============

                                   The effect of the inclusion of the options and warrants in 2000, 2001 and 2002 would be anti-dilutive. Because of the loss in 2000, 2001 and 2002, all potential dilutive securities are anti-dilutive.


                               - - - - - - - - - -


                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ra'anana, State of Israel, on the 26th day of June, 2003.


                                NICE-SYSTEMS LTD.



                                By: /S/ Haim Shani
                                   ------------------------------------------
                                   Haim Shani
                                   President and Chief Executive Officer

CERTIFICATIONS

I, Haim Shani, Chief Executive Officer, certify that:

1.   I have reviewed this annual report on Form 20-F of NICE-Systems Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


     Date: June 26,2003

                                       By: /s/ Haim Shani
                                           ---------------
                                           Haim Shani
                                           President and Chief Executive Officer

CERTIFICATIONS

I, Lauri Hanover, Chief Financial Officer, certify that:

1.   I have reviewed this annual report on Form 20-F of NICE-Systems Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


     Date: June 26,2003


                                     By: /s/ Lauri Hanover
                                         -----------------
                                         Lauri Hanover
                                         Chief Financial Officer