Form 20-F
period 2003-12-31
NICE SYSTEMS LTD
filed 2004-04-28
CIK 1003935

QuickLinks -- Click here to rapidly navigate through this document

As filed with the United States Securities and Exchange Commission on April 28, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

Annual Report pursuant to Section 13 or 15(d) of
the Securities Exchange Act Of 1934

For the fiscal year ended December 31, 2003

Commission file number 0-27466

NICE-SYSTEMS LTD.
(Exact name of Registrant as specified in its charter and translation of Registrant's name into English)

Israel
(Jurisdiction of incorporation or organization)

8 Hapnina Street, P.O. Box 690, Ra'anana 43107, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

American Depositary Shares, each representing
one Ordinary Share, par value one
New Israeli Shekel per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 16,748,953 Ordinary Shares, par value NIS 1.00 Per Share

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

        Yes ☒    No ☐

        Indicate by check mark which financial statements the registrant has elected to follow:

        Item 17 ☐    Item 18 ☒

PRELIMINARY NOTE

        This annual report contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to NICE's business, financial condition and results of operations. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions, as they relate to NICE or its management, are intended to identify forward-looking statements. Such statements reflect the current views and assumptions of NICE with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of NICE to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, changes in business strategy and various other factors, both referenced and not referenced in this annual report. These risks are more fully described under Item 3, "Key Information—Risk Factors" of this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. NICE does not intend or assume any obligation to update these forward-looking statements.

        In this annual report, all references to "NICE," "we," "us" or "our" are to NICE Systems Ltd, a company organized under the laws of the State of Israel, and its wholly owned subsidiaries, NICE Systems Inc., NICE Systems GmbH, NICE Systems Canada Ltd., NICE CTI Systems UK Ltd., STS Software Systems (1993) Ltd., NiceEye BV, NICE Systems S.A.R.L, NICE APAC Ltd., NiceEye Ltd., Racal Recorders Ltd. and NICE Interactive Solutions India Private Ltd.

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

PART I

Item 1.    Identity of Directors, Senior Management and Advisers.

        Not Applicable.

Item 2.    Offer Statistics and Expected Timetable.

        Not Applicable.

Item 3.    Key Information.

Selected Financial Data

        The following selected consolidated financial data as of December 31, 2002 and 2003 and for the years ended December 31, 2001 2002 and 2003 have been derived from our audited consolidated financial statements. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The consolidated selected financial data as of December 31, 1999, 2000 and 2001 and for the years ended December 31, 1999 and 2001 have been derived from other consolidated financial statements not included in this annual report and have also been prepared in accordance with U.S. GAAP and audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to "Item 5, Operating and Financial Review and Prospects" and the consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report.

        On March 31, 2004 we sold the net assets of our COMINT/DF military-related business to ELTA Systems Ltd ("ELTA") for $4 million in cash in the fourth quarter of 2003. The net assets sold include the intellectual property, fixed assets, inventory, and contracts related to the COMINT/DF product line which includes high performance spectral surveillance and direction finding systems that detect, identify, locate, monitor and record transmission sources.

        Revenues for 2003 for the COMINT/DF business totaled approximately $6.5 million compared with $7.2 million in 2002. This activity contributed $1.5 million to net income in 2003 and $1.4 million in 2002. The COMINT/DF business is therefore treated as a discontinued operation in our financial statements.

	Year Ended December 31, 2003
	1999	2000	2001	2002	2003
	(in thousands of U.S. dollars, except per share data)
OPERATING DATA:
Revenues
Products	N/A	N/A	99,395	$127,896	$168,055
Services	N/A	N/A	14,474	27,445	56,203

Total revenues	108,736	144,479	113,869	155,341	224,258

Cost of revenues
Products	N/A	N/A	47,781	55,453	64,231
Services	N/A	N/A	19,446	26,054	42,084
Total cost of revenues	44,908	69,438	67,227	81,507	106,315

Gross profit	63,828	75,041	46,642	73,834	117,943

Operating expenses:
Research and development, net	11,853	19,002	18,843	17,122	22,833
Selling and marketing	24,393	34,048	33,719	38,743	53,701
General and administrative	18,334	27,900	26,788	23,806	29,840
Other special charges	5,415	7,646	17,862	29,092	7,082

Total operating expenses	59,995	88,596	97,212	108,763	113,456

Operating income (loss)	3,833	(13,555)	(50,570)	(34,929)	4,487
Financial income, net	4,809	6,188	4,254	3,992	2,034
Other income (expenses), net	(4)	53	(4,846)	(4,065)	292

Income (loss) before taxes on income	8,638	(7,314)	(51,162)	(35,002)	6,813
Taxes on income	74	273	198	350	1,205

Net income (loss) from continuing operations	8,564	(7,587)	(51,360)	(35,352)	5,608
Net income (loss) from discontinuing operations	2,263	2,268	4,565	1,370	1,483

Net income (loss)	$10,827	$(5,319)	$(46,795)	$(33,982)	$7,091

Basic earnings (loss) per share:
Continuing operations	$0.74	$(0.62)	$(3.94)	$(2.56)	$0.35
Discontinued operations	$0.20	$0.19	$0.35	$0.10	$0.09

Net income (loss)	$0.94	$(0.43)	$(3.59)	$(2.46)	$0.44

Weighted average number of shares used in computing basic earnings (loss) per share (in thousands)	11,559	12,317	13,047	13,795	16,038

Diluted earnings (loss) per share:
Continuing operations	$0.70	$(0.62)	$(3.94)	$(2.56)	$0.33
Discontinued operations	$0.18	$0.19	$0.35	$0.10	$0.09

Net income (loss)	$0.88	$(0.43)	$(3.59)	$(2.46)	$0.42

Weighted average number of shares used in computing diluted earnings (loss) per share (in thousands)	12,249	12,317	13,047	13,795	16,781

	At December 31,
	1999	2000	2001	2002	2003
BALANCE SHEET DATA:
Working capital	$133,398	$117,837	$70,572	$79,583	$56,174
Total assets	206,022	251,489	210,012	236,288	249,415
Total debt	3	—	24	—	—
Shareholders' equity	179,070	208,577	167,018	154,536	176,831

Exchange Rate Information

        The following table shows, for each of the months indicated, the high and low exchange rates between New Israeli Shekels and U.S. dollars, expressed as shekels per U.S. dollar and based upon the daily representative rate of exchange as reported by the Bank of Israel:

Month	High	Low
March 2004	NIS 4.535	NIS 4.483

February 2004	4.493	4.437
January 2004	4.483	4.371
December 2003	4.441	4.352

        The following table shows, for periods indicated, the average exchange rate between New Israeli Shekels and U.S. dollars, expressed as shekels per U.S. dollar, calculated based on the average of the exchange rates on the last day of each month during the relevant period as reported by the Bank of Israel:

Year	Average
1999	4.153
2000	4.068
2001	4.203
2002	4.738
2003	4.512

        On April 26, 2004 the latest practicable date, the exchange rate was 4.583 NIS per U.S. dollar as reported by the Bank of Israel.

        The effect of exchange rate fluctuations on our business and operations is discussed in "Item 5. Operating and Financial Review and Prospects."

Capitalization and Indebtedness

        Not applicable.

Reasons for the Offer and Use of Proceeds

        Not applicable.

Risk Factors

General Business Risks Relating to Our Business Portfolio and Structure

The markets in which we operate are characterized by rapid technological changes and frequent new products and service introductions. We may not be able to keep up with these rapid technological and other changes.

        We are operating in several markets, each characterized by rapidly changing technology and evolving industry standards. The introduction of products embodying new technology and the emergence of new industry standards can render existing products obsolete and unmarketable and can exert price pressures on existing products. We anticipate that a number of existing and potential competitors will be introducing new and enhanced products that could adversely affect the competitive position of our products. Our most significant market is the market for voice recording platforms and related enhanced applications (or Voice Platforms and Applications). Voice Platforms and Applications are utilized by entities operating in the contact center, trading floor, public safety and air traffic control segments to capture, store, retrieve and analyze recorded data. The market for our Voice Platforms and Applications is, in particular, characterized by a group of highly competitive vendors that are introducing rapidly changing competitive offerings around evolving industry standards.

        Our ability to anticipate changes in technology and industry standards and to successfully develop and introduce new, enhanced and competitive products, on a timely basis, in all the markets where we operate, will be a critical factor in our ability to grow and be competitive. As a result, we expect to continue to make significant expenditures on research and development, particularly with respect to new software applications, which are continuously required in all our business areas. The convergence of voice and data networks and wired and wireless communications could require substantial modification and customization of our current products and business models, as well as the introduction of new products. Further, customer acceptance of these new technologies may be slower than we anticipate. We cannot assure you that the market or demand for our products will grow as rapidly as we expect, or if at all, that we will successfully develop new products or introduce new applications for existing products, that such new products and applications will achieve market acceptance or that the introduction of new products or technological developments by others will not render our products obsolete. In addition, our products must readily integrate with major third party security, telephone, front-office and back-office systems. Any changes to these third party systems could require us to redesign our products, and any such redesign might not be possible on a timely basis or achieve market acceptance. Our inability to develop products that are competitive in technology and price and responsive to customer needs could have a material adverse effect on our business, financial condition and results of operations.

Our business could be materially adversely affected as a result of the risks associated with acquisitions and investments. In particular, we may not succeed in making additional acquisitions or be effective in integrating such acquisitions.

        As part of our growth strategy, we have made a number of acquisitions and have made minority investments in complementary businesses, products or technologies. We frequently evaluate the tactical or strategic opportunity available related to complementary businesses, products or technologies. The process of integrating an acquired company's business into our operations and/or of investing in new technologies, may result in unforeseen operating difficulties and large expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business. Other risks commonly encountered with acquisitions include the effect of the acquisition on our financial and strategic position and reputation, the failure of the acquired business to further our strategies, the inability to successfully integrate or commercialize acquired technologies or otherwise realize anticipated synergies or economies of scale on a timely basis and the potential impairment of acquired assets. Moreover, there can be no assurance that the anticipated benefits of any acquisition or investment will be realized. Future acquisitions or investments contemplated and/or consummated could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, and amortization expenses related to intangible assets, any of which could have a material adverse effect on our operating results and financial condition. There can be no assurance that we will be successful in making additional acquisitions or effective in integrating such acquisitions into our existing business. In addition, if we consummate one or more significant acquisitions in which the consideration consists, in whole or in part, of ordinary shares or American Depositary Shares (ADSs), representing our ordinary shares, shareholders would suffer dilution of their interests in us. We have also invested in companies which can still be considered in the start-up or development stages. These investments are inherently risky as the market for the technologies or products they have under development are typically in the early stages and may never materialize. We could lose our entire initial investment in these companies.

We have recently expanded into new markets and may not be able to manage our expansion and anticipated growth effectively.

        We have recently established a sales and service infrastructure in India by recruiting sales and service personnel in order to bring about further growth in revenue in the Asia Pacific market. Also, since 2002 we have been expanding our presence in Europe (mainly in the United Kingdom) and in the Middle East and Africa (the EMEA region) through organic growth and through our acquisition of TCS. The growth in our business in the EMEA region is still in its early stage, and in particular, we are just beginning to develop our digital video business in the EMEA region. We expect continued growth, particularly in connection with the enhancement and expansion of our operations in the EMEA region, as well as in the Asia Pacific region. We may establish additional operations within these regions where growth opportunities are projected to warrant the investment. However, we cannot assure you that our revenues will increase as a result of this expansion or that we will be able to recover the expenses we incurred in effecting the expansion. Our failure to effectively manage our expansion of our sales, marketing, service and support organizations could have a negative impact on our business. To accommodate our global expansion, we are continuously implementing new or expanded business systems, procedures and controls. There can be no assurance that the implementation of such systems, procedures, controls and other internal systems can be completed successfully.

We depend upon outsourcers for the manufacture of our key products. The failure of our product manufacturers to meet our quality or delivery requirements would likely have a material adverse effect on our business, results of operations and financial condition.

        We entered into a manufacturing agreement with Flextronics Israel Ltd., a subsidiary of Flextronics, a global electronics manufacturing services company in 2002. Under this agreement, Flextronics provides us with a comprehensive manufacturing solution that covers all aspects of the manufacture of our products from order receipt to product shipment, including purchasing, manufacturing, testing, configuration, and delivery services. This agreement currently covers all our products. In addition, in connection with the acquisition of Thales Contact Solutions (or TCS), we assumed a contract manufacturing agreement with Instem Technologies Ltd, a UK company, pursuant to which Instem manufactures all ex-TCS products. As a result of these arrangements, we are now fully dependent on Flextronics and Instem to process orders and manufacture our products. Consequently, the manufacturing process of our products is not in our control.

        We may from time to time experience delivery delays due to the inability of Flextronics and Instem to consistently meet our quality or delivery requirements and we may experience production interruptions if either of Flextronics or Instem is for any reason unable to continue the production of our products. Should we have on-going performance issues with our contract manufacturers, the process to move from one contractor to another is a lengthy and costly process that could affect our ability to execute customer shipment requirements and /or might negatively affect revenue and/or costs. If these manufacturers or any other manufacturer were to cancel contracts or commitments with us or fail to meet the quality or delivery requirements needed to satisfy customer orders for our products, we could lose time-sensitive customer orders and have significantly decreased quarterly revenues and earnings, which would have a material adverse effect on our business, results of operations and financial condition.

If we lose our key suppliers, our business may suffer.

        Certain components and subassemblies that are used in the manufacture of our existing products are purchased from a single or a limited number of suppliers. In the event that any of these suppliers are unable to meet our requirements in a timely manner, we may experience an interruption in production until an alternative source of supply can be obtained. Any disruption, or any other interruption of a supplier's ability to provide components to us, could result in delays in making product shipments, which could have a material adverse effect on our business, financial condition and results of operations. In addition, some of our major suppliers use proprietary technology and software code that could require significant redesign of our products in the case of a change in vendor. Further, as suppliers discontinue their products, or modify them in manners incompatible with our current use, or use manufacturing processes and tools that could not be easily migrated to other vendors, we could have significant delays in product availability, which would have a significant adverse impact on our results of operations and financial condition.     Although we generally maintain an inventory for some of our components and subassemblies to limit the potential for an interruption and we believe that we can obtain alternative sources of supply in the event our suppliers are unable to meet our requirements in a timely manner, we cannot assure you that our inventory and alternative sources of supply would be sufficient to avoid a material interruption or delay in production and in availability of spare parts.

If we lose our key personnel or cannot recruit additional personnel, our business may suffer.

        If our growth continues, we will be required to hire and integrate new employees. Recruiting and retaining qualified engineers and computer programmers to perform research and development and to commercialize our products, as well as qualified personnel to market and sell those products, are critical to our success. As of December 31, 2003, approximately 25% of our employees were devoted to research and product development and 26% were devoted to marketing and sales. There can be no assurance that we will be able to successfully recruit and integrate new employees. Competition for highly skilled employees may again become high in the technology industry. We may also experience personnel changes as a result of our move from multimedia recording equipment towards business performance solutions. An inability to attract and retain highly qualified employees may have an adverse effect on our ability to develop new products and enhancements for existing products and to successfully market such products, all of which would likely have a material adverse effect on our results of operations and financial position. Our success also depends, to a significant extent, upon the continued service of a number of key management, sales, marketing and development employees, the loss of whom could materially adversely affect our business, financial condition and results of operations.

Operating internationally exposes us to additional and unpredictable risks.

        We sell our products throughout the world and intend to continue to increase our penetration of international markets. In 1999, 2000, 2001, 2002 and 2003, approximately 99%, 97%, 98%, 98% and 99%, respectively of our total sales were derived from sales to customers outside of Israel, and approximately 52%, 55%, 48%, 52% and 50% respectively, of our total sales were made to customers in North America. A number of risks are inherent in international transactions. Our future results could be materially adversely affected by a variety of factors including changes in exchange rates, general economic conditions, regulatory requirements, tax structures or changes in tax laws, and longer payment cycles in the countries in our geographic areas of operations. International sales and operations may be limited or disrupted by the imposition of governmental controls and regulations, export license requirements, political instability, trade restrictions, changes in tariffs and difficulties in managing international operations. We cannot assure you that one or more of these factors will not have a material adverse effect on our international operations and, consequently, on our business, financial condition and results of operations.

Inadequate intellectual property protections could prevent us from enforcing or defending our intellectual property and we may be subject to liability in the event our products infringe on the proprietary rights of third parties and we are not successful in defending such claims.

        Our success is dependent, to a significant extent, upon our proprietary technology. We currently own eleven patents (including seven in the United States) to protect our technology and we have 72 applications pending in the United States and other countries. We currently rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure and non-competition agreements, as well as third party licenses to establish and protect the technology used in our systems. However, we cannot assure you that such measures will be adequate to protect our proprietary technology, that competitors will not develop products with features based upon, or otherwise similar to our systems or that third party licenses will be available to us or that we will prevail in any proceeding instituted by us in order to enjoin competitors from selling similar products. Although we believe that our products do not infringe upon the proprietary rights of third parties, we cannot assure you that one or more third parties will not make a contrary claim or that we will be successful in defending such claim.

        From time to time, we receive "cease and desist" letters alleging patent infringements. No formal claims or other actions (aside from Dictaphone) have been filed with respect to such letters. We believe that none of these allegations has merit. We cannot assure you, however, that we will be successful in defending claims if asserted. We also cannot assure you claims if asserted, will not have a material adverse effect on our business, financial condition, or operations. Defending infringement claims or other claims could involve substantial costs and diversion of management resources. In addition, to the extent we are not successful in defending such claims, we may be subject to injunctions with respect to the use or sale of certain of our products or to liabilities for damages and may be required to obtain licenses which may not be available on reasonable terms.

We face potential product liability claims against us.

        Our products focus specifically on organizations' business-critical operations. We may be subject to claims that our products are defective or that some function or malfunction of our products caused or contributed to property, bodily or consequential damages. We minimize this risk by incorporating provisions into our distribution and standard sales agreements that are designed to limit our exposure to potential claims of liability. We carry product liability insurance in the amount of $15,000,000 per occurrence and $15,000,000 overall per annum. No assurance can be given that all claims will be covered either by the contractual provisions limiting liability or by the insurance, or that the amount of any individual claim or all claims will be covered by the insurance or that the amount of any individual claim or all claims in the aggregate will not exceed policy coverage limits. A significant liability claim against us could have a material adverse effect on our results of operations and financial position.

We face risks relating to government contracts.

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

        Exchange rate fluctuations between the United States dollar and the NIS may negatively affect our earnings. A substantial majority of our revenues and a substantial portion of our expenses are denominated in U.S. dollars. However, a significant portion of the expenses associated with our Israeli operations, including personnel and facilities related expenses, are incurred in NIS. Consequently, inflation in Israel will have the effect of increasing the dollar cost of our operations in Israel, unless it is offset on a timely basis by a devaluation of the NIS relative to the U.S. dollar. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the U.S. dollar. If the U.S. dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

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

        Service of process upon our directors and officers, most of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since the majority of our assets and most of our directors and officers are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States.

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

        We derive and expect to continue to derive significant benefits from various programs and laws in Israel including tax benefits relating to our "Approved Enterprise" programs and certain grants from the Office of the Chief Scientist, or OCS, for research and development. To be eligible for these grants, programs and tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets and conducting the research, development and manufacturing of products developed with such OCS grants in Israel (unless a special approval has been granted). From time to time, the Israeli Government has discussed reducing or eliminating the availability of these grants, programs and benefits and there can be no assurance that the Israeli Government's support of grants, programs and benefits will continue. Pursuant to an amendment to Israeli regulations, income from two of our "Approved Enterprises" is exempt from income tax for only two years. Following this two-year period, the "Approved Enterprise" will be subject to corporate tax at a reduced rate of 10-25% (based on the percentage of foreign ownership in each taxable year) for the following eight years. Income from the other two "Approved Enterprises" is tax exempt for four years. Following this four-year period, the "Approved Enterprises" are subject to corporate tax at a reduced rate of 10-25% (based on the percentage of foreign ownership in each taxable year) for the following six years. If grants, programs and benefits available to us or the laws under which they were granted are eliminated or their scope is further reduced, or if we fail to meet the conditions of existing grants, programs or benefits and are required to refund grants or tax benefits already received (together with interest and certain inflation adjustments), our business, financial condition and results of operations could be materially adversely affected.

Risks Relating to Our Business

The markets in which we operate are highly competitive and we may be unable to compete successfully.

        The market for our products and related services, in general, is highly competitive. Additionally, some of our principal competitors such as Witness Inc. and Verint, Inc. may have significantly greater resources and larger customer bases than do we. We have seen evidence of deep price reductions by our competitors and expect to continue to see such behavior in the future, which, if we are required to match such discounting, will adversely affect our gross margins and results of operations. To date, we have been able to manage our product design and component costs. However, there can be no assurance that we will be able to continue to achieve reductions in component and product design costs. Further, the relative and varying rates of increases or decreases in product price and cost could have a material adverse impact on our earnings.

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

        The recent expansion of Voice over Internet Protocol (or VOIP) into contact centers and trading floors may allow one or more of our competitors to take a leadership position with respect to this new technology. Strategic partners may change their vendor preference as a result or may develop embedded VOIP recording as part of the VOIP switch or networking infrastructure. We cannot assure you that our products or existing partnerships will ensure sustainable leadership.

        With respect to the market for digital video products and applications (or Video Platforms and Applications), our Video Platforms and Applications are utilized by entities in the CCTV security, gaming and retail industries to capture, store and analyze digital video and related data. The market for our Video Platforms and Applications is highly competitive and includes products offering a broad range of features and capacities. We compete with a number of large, established manufacturers of video recording systems and distributors of similar products, as well as new emerging competitors. The price per channel of digital recording systems has decreased throughout the market in recent years, primarily due to competitive pressures. We cannot assure you that the price per channel of digital recording systems will not continue to decrease or that our gross profit will not decrease as a result.

        With respect to the public safety part of our business, our ability to succeed depends on our ability to develop an effective network of distributors to the mid-low segment of the public safety market, while facing pricing pressures and low barriers to entry. We face significant competition from other well-established competitors, including Dictaphone Corporation, CVDS Inc., VoicePrint Inc. and others. Prices have decreased throughout the market in recent years, primarily due to competitive pressures. We cannot assure you that prices will not continue to decrease or that our gross profit will not decrease as a result. We believe that our ability to sell and distribute our Voice Platforms and Applications in the public safety market depends on the success of our marketing, distribution and product development initiatives. We cannot assure you that we will be successful in these initiatives.

Continuing adverse conditions in the information technology sector may lead to a decreased demand for our Voice Platforms and Applications and may harm our business, financial condition and results of operations.

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

We depend on certain key strategic partners for sales of our products. If our relationship with these partners is for any reason impaired, our business and results of operations will likely suffer.

        We have agreements in place with many distributors, dealers and resellers to market and sell our products and services in addition to our direct sales force. We derive a significant percentage of our revenues from one or more of our channel partners. Our financial results could be materially adversely affected if our contracts with channel partners were terminated, if our relationship with channel partners were to deteriorate or if the financial condition of our channel partners were to weaken. Our top channel partner accounted for approximately 20%, 23% and 14% of our revenues in 2003, 2002 and 2001 respectively. Our competitors' ability to penetrate these strategic relationships, particularly our relationship with Avaya Inc., our largest global distribution partner and one of the leading global providers of enterprise business communication platforms in voice, e-business and data, may result in a significant reduction of sales through that partner.

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

        We are dependent on the success of the NiceLog system and related products to maintain profitability. In 2001, 2002 and 2003, approximately and respectively, 88%, 82% and 59% of our revenues were generated from sales of NiceLog systems and related products and we anticipate that such products will continue to account for a significant portion of our sales in the next several years. A significant decline in sales of NiceLog systems and related products, or a significant decrease in the profit margin on such products, could have a material adverse effect on our business, financial condition or results of operations.

We may be unable to develop strategic alliances and marketing partnerships for the global distribution of our Video Platforms and Applications, which may limit our ability to successfully market and sell these products.

        We believe that developing marketing partnerships and strategic alliances is an important factor in our success in marketing our Video Platforms and Applications and in penetrating new markets for such products. However, unlike our Voice Platforms and Applications, we have only recently started to develop a number of strategic alliances for the marketing and distribution of our Video Platforms and Applications. We cannot assure you that we will be able to develop such partnerships or strategic alliances on terms that are favorable to us, if at all. Failure to develop such arrangements that are satisfactory to us may limit our ability to successfully market and sell our Video Platforms and Applications and may have a negative impact on our business and results of operations.

We may be unable to commercialize new video content analysis applications.

        We are currently in the process of developing and commercializing new video content analysis applications that will enable real-time detection of security threats. The market for such video content analysis applications is still in an early phase. In addition, because this is a new opportunity for changing security procedures and represents a transition to proactive security management, we are not able to predict the pace at which security organizations will adopt this technology, if at all. Successful positioning of our products is a critical factor in our ability to maintain growth. New potential entrants to the market may decide to develop video content analysis capabilities and compete with us in this emerging opportunity. As a result, we expect to continue to make significant expenditures on marketing. We cannot assure you that a market for these products will develop as rapidly as we expect or at all, that we will successfully develop new products or introduce new applications for existing products, that new products or applications will meet market expectations and needs, that we will be successful in penetrating these markets and in marketing our products or that the introduction of new products or technological developments by others will not adversely impact the demand for our video content analysis applications.

If the pace of spending by the U.S. Department of Homeland Security is slower than anticipated, our security business will likely be adversely affected, perhaps materially.

        The market for our security solutions in CCTV continuous recording, public safety and law enforcement is highly dependent on the spending cycle and spending scope of the United States Department of Homeland Security, as well as local, state and municipal governments and security organizations in international markets. We cannot be sure that the spending cycle will materialize and that we will be positioned to benefit from the potential opportunities.

Risks Related to our Ordinary Shares and ADSs

Our share price is volatile and may decline.

        Numerous factors, some of which are beyond our control, may cause the market price of our ordinary shares or our ADSs, each of which represents one ordinary share, to fluctuate significantly. These factors include, among other things, announcements of technological innovations, development of or disputes concerning our intellectual property rights, customer orders or new products by us or our competitors, currency exchange rate fluctuations, earning releases by us or our competitors, market conditions in the industry and the general state of the securities markets, with particular emphasis on the technology and Israeli sectors of the securities markets.

Our operating results in one or more future periods may fluctuate significantly and may cause our share price to be volatile.

        The sales cycle for our products and services is variable, typically ranging between a few weeks to several months from initial contact with the potential client to the signing of a contract. Frequently, sales orders accumulate towards the latter part of a given quarter. Looking forward, given the lead time required by our contract manufacturer, if a large portion of sales orders are received late in the quarter, we may not be able to deliver products within the quarter and thus such sales will be deferred to a future quarter. There can be no assurance that such deferrals will result in sales in the near term, or at all. Thus, delays in executing client orders may affect our revenue and cause our operating results to vary widely. Additionally, as a high percentage of our expenses, particularly employee compensation, is relatively fixed, a variation in the level of sales, especially at or near the end of any quarter, may have a material adverse impact on our quarterly operating results.

        In addition, our quarterly operating results may be subject to significant fluctuations due to other factors, including the timing and size of orders and shipments to customers, variations in distribution channels, mix of products, new product introductions, competitive pressures and general economic conditions. It is difficult to predict the exact mix of products for any period between hardware, software and services as well as within the product category between audio platforms and related applications, digital video and communications intelligence. Because a significant portion of our overhead consists of fixed costs, our quarterly results may be adversely impacted if sales fall below management's expectations. In addition, the period of time from order to delivery of our Audio and Video Platforms and Applications is short, and therefore our backlog for such products is currently, and is expected to continue to be, small and substantially unrelated to the level of sales in subsequent periods. As a result, our results of operations for any quarter may not necessarily be indicative of results for any future period. Due to all of the foregoing factors, in some future quarters our sales or operating results may be below our forecasts and the expectations of public market analysts or investors. In such event, the market price of our ordinary shares and ADSs would likely be materially adversely affected.

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

        NiceLog, our flagship digital voice recording system, is a computer telephony integrated multi-channel voice recording and retrieval system. NiceLog is an open architecture system based on PC architecture and advanced audio compression technology that performs continuous, reliable recordings of up to thousands of analog and digital telephone lines, as well as radio channels, and enables simultaneous access by multiple users. NiceLog can be used either as a stand-alone unit or as part of a highly expandable and scaleable system comprised of several seamlessly integrated units. Each NiceLog unit can simultaneously record, monitor, archive and playback. The NiceLog System includes client and web applications that enable users to access the system, these applications communicated with the voice servers using the TCP/IP communication protocol and can run on Windows 98/Me, Windows NT, Windows 2000 and Windows XP operating systems. The system can connect to telecommunication interfaces such as T1, E1, ISDN and analog trunks as well as other more specialized interfaces and is also capable of recording Voice over IP (VoIP) signals. The modular design of the NiceLog system makes it a powerful voice management tool that can be expanded to satisfy customers' needs by integrating it with additional NiceLog units on the same local area network, or LAN.

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

        NiceLog's central storage option, NICE Storage Center, can integrate with enterprise storage networks (SAN, NAS or DAS) for long term or medium term voice storage. Central storage sites can hold the entire voice recording from all the organization's different sites thus reducing management costs and redundancy. The retrieval process for voice on the central site is fully automatic.

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

        NiceCall Focus II is a voice recording system that records up to 32 input channels and provides up to 66,000 hours of on-line voice storage capacity (using NICE's ACA compression) and supports wide range of archiving devices for long-term storage options. NiceCall Focus II offers a wide range of connectivity to PABX and Radio systems and is built on the successful legacy of NiceCall Focus which was introduced in 2001. NiceCall Focus II provides organizations that have a relatively small number of input channels, such as public safety agencies, with a competitively priced yet technologically advanced digital recording product that offers many of the connectivity and processing features of the NiceLog. NiceCall Focus II is being targeted primarily at public safety facilities, including 911 emergency centers and utilities, as well as small bank branches, financial trading sites, and contact centers.

        NiceUniverse, introduced in February 1998, is a comprehensive quality management solution used to evaluate agent performance and to raise the level of customer service in contact centers through advanced voice and desktop screen recording technologies. The NiceUniverse system provides objective evaluation tools and helps identify training requirements for contact center agents, including real-time monitoring for instant access to live customer interactions and enhanced reporting and administration features. NiceUniverse uses a CTI that integrates with ACDs. This enables NiceUniverse to monitor and record agent sessions (voice and screen) on a user-defined schedule and store them in compressed digital format. Sessions are later retrieved by the reviewers from their network PCs or thin clients, and agent performance is graded using customized on-screen templates. From these templates and other data, NiceUniverse generates detailed reports, statistics and graphs to help identify training requirements and set relevant benchmarks for contact center agents.

        NICE has also introduced a set of products complementary to the NiceUniverse Quality Management product which are aimed at improving the Contact Center's performance and the quality of the customer experience. These products include:

  •
  NiceAdvantage, introduced in 2000, is a platform that provides an integrated recording and quality monitoring solution for mid-size call centers

  •
  NICE Executive Connect, a tool that enables decision makers to keep abreast with customer needs and concerns by listening-in to customer interactions with the Contact Center from a remote location via any telephone

  •
  NICE Learning powered by Knowlagent, a complete eLearning solution used to deliver target training to Call Center agents based on the knowledge gaps identified is the quality management evaluation process

  •
  NICE Interactive Feedback enables organizations to collect customer feedback upon completion of their interaction with a customer, on topics of their choice, using an interactive voice response platform. The data collected is associated with the call and vast reporting options enable the organization to gain insight into their customers' satisfaction from the products and services they provide. Since this information is closely linked to the interaction with the customer, the organization can also use it to benchmark their own evaluation of the service rendered.

  •
  NICE Analyzer is a product developed from the technology and products acquired by NICE from Centerpoint Solutions in April 2000. This product enables call center staff to gain a in-depth view of the customer experience and to analyze the performance of the ACDNICE Link is a toolkit used to integrate the functionality of the recording and quality management system with a client's CRM system

        Through the acquisition of TCS, NICE provides first responders and air traffic control organizations with a full range of recording features for voice, radio and trunked radio, including on-line access to hundreds of hours of recording for a quick response time, a choice of different types of archiving media, and a dubbing capability to edit calls on-line for courtroom presentations. The system enables the organizations to re-construct scenarios, investigate and improve performance. Our products are currently being used in a significant number of air traffic control facilities, including FAA and NAV Canada, as well as large police, transportation, emergency services command and control centers.

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

        Together with the NiceCall Focus II, our offering to the public safety, described below, ranges in size and complexity from small, single-site single-recorder systems to large, multi-site, multi-recorder systems integrated with trunked radio and computer-aided dispatch systems. Below is a description of the ex-TCS product lines that are primarily offered to the public safety market.

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

Markets

        The overall market for digital voice recording, quality monitoring and performance management products has experienced steady growth in recent years as a result of the increase in the use of telephones to obtain information, to initiate business and consumer contacts, to provide services such as banking and insurance, and to sell products through contact centers.

        Users of our Voice Platforms and Applications, include financial institutions, such as brokerage and trading houses; contact centers, such as telemarketing, telebanking and teleinsurance facilities; public safety and transportation agencies, such as police, fire and ambulance departments; ATC centers; and intelligence agencies.

        Financial Institutions.    Financial institutions conduct a substantial portion of their business over the telephone and are increasingly relying upon their ability to record, store and retrieve voice data of transactions in a timely, reliable and efficient manner. Brokers and dealers record and store recordings of transactions to provide back-up and verification of such transactions and to guard against risks posed by lost or misinterpreted voice communications. Our customers in the financial institutions market include ABN AMRO Bank, American Express, Bank of America, Barclays, CIBC Oppenheimer, Citibank, Deutsche Bank, Dresdner Bank, First Chicago NBD, JP Morgan Chase, Goldman Sachs, Lehman Brothers, Morgan Stanley, Sydney Futures Exchange and Tokyo Mitsubishi Bank.

        Contact Centers.    Businesses and other organizations are increasingly using dedicated centers for processing and managing high volumes of incoming and outgoing customer telephone traffic. Contact centers have been used extensively in such fields as credit card and consumer collections, telebanking, teleinsurance, catalog sales, telemarketing and customer service. In these contact centers, activities such as placing and receiving telephone calls are linked to database management computer functions to capture, store and report relevant customer information. Typically, the contact center is the primary "hub" within an organization for placing or receiving a large volume of customer calls. Customer service representatives are the contact center's workforce responsible for talking with customers about subjects, including reservations, product information, account information, and problem resolution. As the importance of the contact center has increased and as more functions and capabilities have been combined, a parallel industry has emerged. This industry creates and supports the systems, software and services that are designed to make these contact centers efficient, effective and well matched to the broader corporate mission of the enterprise. The contact center market, particularly in the United States, has been increasingly using continuous and random voice recording systems to enable storage of the details of telephone orders and other transactions, supervision of contact center operators and campaigns, and evaluation of salespersons' efficiency, customer service and training. Users of the NiceLog system in this market include Addison Lee, AXA Banque, British Gas, Halifax Direct, The Montana Power Company, Thomas Cook, Vodafone Connect, Yorkshire Electricity BNP, Societe Generale, Carglass and Vivendi Universal. Users of our NiceUniverse quality management system include APAC Customer Services, Arch Communications, Boston Communications, Electric Insurance Company, and TeleTech Holdings.

        Public Safety and Emergency Services.    These organizations include police, fire, ambulance, coastguard, mountain rescue and other similar public and private bodies that respond to calls for assistance from the public. In most cases, local, state or federal law requires that all communications traffic be recorded in order that evidence can be provided in courts of law, and in order that the public safety body can verify that it is following prescribed processes and meeting performance standards. Our customers in the public safety market include: New York Police Department, Los Angeles Police Department, Chicago Police Department, Indiana State Police, New Jersey State Police, Seattle Fire Department, US Department of Defense, Hampshire Police—UK and Hertfordshire Police—UK.

        Public Transport Agencies.    These organizations include rail, bus and mass transit metro systems. They use large-scale, distributed, fixed and mobile communications networks in order to provide command and control capabilities between the mobile units and one or more control rooms. In the event of an incident, they are required to be able to produce recordings of all associated communications traffic. Many of these organizations are implementing the latest generation of digital trunked radio systems according to one of the several international standards, such as TETRA, Tetrapol or APCO25, and the recording system is required to interface to these radio systems in order to capture and identify all radio traffic. Our customers in the public transportation market include authorities like Singapore Mass Transit Authority and Railtrack—UK.

        Air Traffic Control.    The ATC market is a traditional user of voice recording systems due to mandatory requirements for the recording of voice communications and radio transmissions. ATC centers are evaluating the need to upgrade their voice communications recording and archiving systems by installing digital voice loggers. NiceLog was selected by the FAA as the voice recording system to be installed in over 800 ATC centers in the United States. NiceLog and Wordnet have also been selected by ICAO and other ATC authorities in Austria, Canada, China, Croatia, Cyprus, Hong Kong, Hungary, Kazakhstan, Iceland, Israel, Japan, the Maldive Islands, the Netherlands, Norway, Poland, Romania, Switzerland and Turkey.

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

  •
  An OEM agreement with IPC Information Systems, Inc. IPC, a leading provider of integrated communications solutions to the financial services community, has embedded a NiceLog platform customized for IPC into IPC's Alliance MX product line and sells this product as an integral part of the IPC product.

  •
  A marketing agreement with Etrali S.A., a telecom integrator serving the financial community. Etrali is the European leader of dealerboard systems for trading rooms. Etrali and we have closely integrated our products for dealing rooms, which are distributed globally by Etrali S.A.

  •
  A marketing agreement with BT Syntegra, BT's selling and integration company in the trading floor segment.

        In the Contact Center segment, we have also entered into global distribution agreements with Avaya Inc., Siemens and Alcatel, as follows:

  •
  A marketing partnership with Avaya Inc.. Avaya is the leading global provider of enterprise business communication platforms in voice, e-business and data. Avaya is co-selling our Voice Platforms and Applications to its customers globally.

  •
  A non-exclusive marketing and reseller collaboration with Alcatel, Siemens, Philips, IBM and Dimension Data.

  •
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

  •
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

  •
  A marketing agreement with Motorola Inc. for the co-marketing and resale of our range of products for the public safety market in North American and International markets. This relationship includes the appointment of NICE as the only authorized Dimetra Application Partner for Motorola's trunked radio solutions.

  •
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

2)    Digital Video Platforms and Applications

Products

        Our NiceVision product line consists of the NiceVision Pro and the Nice Vision Harmony. NiceVision is a state-of-the-art digital video and audio recording system that provides continuous closed circuit television, or CCTV, recording, archiving, and debriefing capabilities that meet the needs of today's demanding security environment, including central banks, Fortune 500 companies, transportation facilities, prisons, and casinos.

        The NiceVision Pro is a premium solution designed for high-end applications requiring high- frame rate and/or a large number of cameras in a campus environment. Typical environments for the NiceVision Pro are airports, casinos, ground transportation facilities, etc. The NiceVision Pro accommodates 96 video channels in half real time (48 real time) in one single box and can handle storage devices in the range of tera-bytes. These devices are of two types: disk based on-line storage (internal drives or RAIDs) and tap-based off-line juke box devices.

        The NiceVision Harmony is a mid-range digital video recording solution designated for sites accommodating a large number of cameras yet requiring a variety of frame rates per channel, spanning from single frames per second to full frame rate, when required. Typical environments for the NiceVision Harmony are retail shops, certain bank facilities, corporate buildings, etc. The NiceVision Harmony caters for 64 video channels with a preset frame rate shared between groups of channels. The NiceVision Harmony can also support large storage devices as the NiceVision Pro.

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

        Customers for our products include the Bank of England, Chase Manhattan, Dell Computer Corporation, Atlanta Hartsfield International Airport, Toronto Pearson International Airport, Dallas Fort Worth International Airport, the Helsinki Railway Station—Finland, Casino Cosmopol in Sweden, the Metropolitan Nashville Airport Authority, correctional facilities in Brooklyn, New York, and Rush City, Minnesota, Wycombe District Council and Dulwich College—UK and the Palace Indian Gaming Center of Lemoore, one of California's largest gaming facilities.

Sales and Marketing, Strategic Relationship

        We have a dedicated sales organization for the NiceVision digital video recording system. We use a network of dealers and security systems integrators for the sale, installation and support of our solutions. Most of our NiceVision sales and marketing organization focuses on the U.S. market and we have started to develop the European market through a team in the U.K. and Israel. In North America we work through key partners such as Siemens Building Technologies and Diebold. In EMEA we have recently started to work with Thales Security and Surveillance group. Recently, we have also agreed on a collaboration with IBM in the area of digital video surveillance

3)    Lawful Interception

Products

        In 2001, we introduced NiceTrack™, a telecommunications monitoring system for the government law enforcement markets, that meets the United States CALEA (Communications Assistance for Law Enforcement Act) requirements according to the standard defined by TIA (Telecommunication Industry Association), and the European ETSI (European Telecommunications Standard Institute) standard. NiceTrack™ enables government law enforcement agencies to monitor the calls of targets, which are intercepted by the service providers and delivered to the monitoring agencies.

        NiceTrack™ is a comprehensive solution for monitoring a wide range of targets' telecommunications and in-depth analysis of their related meta-data. NiceTrack™ monitors a variety of communications media, including analog lines, fixed telephony, cellular networks, SMS, fax, data and Internet networks. Internet monitoring may be implemented as a stand-alone system or may be fully integrated with the telephony monitoring system, providing a unified monitoring center.

        NiceTrack™, as a lawful interception solution, is fully compliant with the international standards set by ETSI standard 201671 and the American TIA (J-std-025).

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

Geographic Distribution of Sales and Service Revenues

        See Note 16a to our consolidated financial statements for the three years ended December 31, 2003 included elsewhere in this Annual Report for information regarding the geographic distribution of our sales and service revenues for each of the three years ended December 31, 2003.

4)    Discontinued Operation—COMINT/DF

        On March 31, 2004 we sold the net assets of our COMINT/DF military-related business to ELTA Systems Ltd ("ELTA") for $4 million in cash in the fourth quarter of 2003. The net assets sold include the intellectual property, fixed assets, inventory, and contracts related to the COMINT/DF product line which includes high performance spectral surveillance and direction finding systems that detect, identify, locate, monitor and record transmission sources.

        Revenues for 2003 for the COMINT/DF business totaled approximately $6.5 million compared with $7.2 million in 2002. This activity contributed $1.5 million to net income in 2003 and $1.4 million in 2002. The COMINT/DF business is treated as a discontinued operation in our financial statements.

Manufacturing and Source of Supplies

        Our products are built in accordance with industry standard infrastructure and are PC compatible. The hardware elements in our products are based primarily on standard commercial off the shelf components and utilize proprietary in-house developed circuit cards and algorithms and digital processing techniques and software. In the fourth quarter of 2002, we started selling "software only" solutions for screen loggers and CLS, based on standard HP and IBM servers.

        Prior to the first quarter of 2002, our manufacturing operations consisted primarily of final assembly and testing of components and subassemblies. We manufactured our CTI and NiceVision products in our facility in Ra'anana, Israel and our COMINT and special NiceLog systems in our facilities in Ra'anana and Sunnyvale, California.

        During the first quarter of 2002, however, we began implementation of a contract manufacturing agreement with Flextronics Israel Ltd., a subsidiary of a global electronics manufacturing services (EMS) company. Under this agreement Flextronics is providing us with a turnkey manufacturing solution including order receipt purchasing, manufacturing, testing and configuration. This agreement covers all of our product lines, including our voice recording family of products, our video product lines, our upgrade lines and our spare parts and RMA. We believe this outsourcing agreement provides us with a number of cost advantages due to Flextronic's large-scale purchasing power, and greater supply chain flexibility. We completed the transfer to Flextronics of the production for all our products during the second half of 2002.

        Some of the components we use have a single approved manufacturer while others have two or more options for purchasing. In addition, for some of the components and subassemblies we maintain an inventory to limit the potential for interruption. We also carry out OEM relationships directly with some of the more significant manufacturers of our components. Although certain components and subassemblies we use in our existing products are purchased from a limited number of suppliers, we believe that we can obtain alternative sources of supply in the event that such suppliers are unable to meet our requirements in a timely manner.

        We also have a contract manufacturing agreement entered into by TCS prior to its acquisition by NICE, with Instem Technologies Ltd, a UK company. Under this agreement Instem is the exclusive manufacturer of all ex-TCS products through November 2004. This manufacturing facility is located in the UK.

        Quality control is conducted at various stages at our manufacturing outsourcers' facilities and at their subcontractors' facilities. We generate reports to monitor our operations, including statistical reports that track the performance of our products from production to installation. This comprehensive data allows us to trace failure and to perform corrective actions accordingly.

        We have qualified for and received the ISO-9001:2000 quality standard for all of our products.

Service and Support

        We have focused on building a strong service and support organization for all our systems and have focused on rendering the various regions in which we operate to be as self sufficient as possible. Our dealers, as well as other telecommunications companies that market our products, are primarily responsible for supporting the day-to-day requirements of the end-users, while we provide technical support to such dealers and partners. In order to support our direct customers and partners, we established three regional support centers, the largest of which in Denver, Colorado, to support our U.S. customers and partners, as well as one in Hong Kong to support APAC customers, dealers and partners, and one in the UK to support EMEA customers, dealers and partners. We maintain at our headquarters a staff of highly skilled customer service engineers that offer support to our dealers or partners that offer direct support to our customers. These service engineers, as well as additional service engineers located in our offices in the United States, EMEA and APAC, provide first class field services and support worldwide. We maintain regular training sessions for our dealers and installation support as well.

        In 2003, we significantly increased the revenues from services while successfully integrating the ex-TCS services group. We now have a consolidated support group delivering services to both NICE and ex-TCS business partners and customers.

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

Research and Development

        We believe that the development of new products and the enhancement of existing products are essential to our future success. Therefore, we intend to continue to devote substantial resources to research and new product development, and to continuously improve our systems and design processes in order to reduce the cost of our products. Our research and development efforts have been financed through our internal funds and programs sponsored through the Government of Israel. We believe our research and development effort has been an important factor in establishing and maintaining our competitive position. Gross expenditures on research and development in 2001, 2002 and 2003 were approximately $25.1 million, $23.4 million and $26.4 million, respectively, of which approximately $0.9 million, $1.6 million and $1.3 million, respectively, were derived from third-party funding, and $5.4 million, $4.6 million and $2.3 million, respectively, were capitalized software development costs.

        In 2003, we were qualified to participate in five Israeli government-aided programs to develop generic technology relevant to the development of our products. In 2002 we were qualified to participate in five such programs and in 2001 we were qualified to participate in three such programs. In 2001, 2002 and 2003 we received a total of $649,000, $1,371,000 and $1,370,000, respectively, and we anticipate receiving approximately $1,700,000 in 2004 from these plans. The generic technology plans are not subject to royalty payments.

        We are eligible to receive grants, constituting up to 66% of certain research and development expenses, from the Government of Israel, through the Office of the Chief Scientist, or OCS, for the development of products intended for export. Under the terms of the OCS participation, a royalty of 3% to 5% of the net sales of products developed in, and related services resulting from, a project funded by OCS generally is required to be paid beginning with the commencement of sales of such products and ending when 100% to 150% of the grant is repaid in New Israeli Shekels, or NIS, linked to the dollar plus Libor interest. In 2000, 2001, 2002 and 2003, we incurred royalties on sales of such products in the amounts of approximately $227,000, $4,000 $0 and $0, respectively. As of April 15, 2004, we have no further royalty obligations to the OCS. Terms of Israeli Government participations also require that the research and development be conducted by the applicant for the grant as specified in the application and that the manufacturing of products developed with government grants be performed in Israel, unless a special approval has been granted. Separate Israeli Government consent is required to transfer to third parties technologies developed through projects in which the government participates. Such restrictions, however, do not apply to exports from Israel of products developed with such technologies. From time to time the Government of Israel has revised its policies regarding the availability of grants, and there can be no assurance that the Government's support of research and development will continue.

Intellectual Property

        We currently rely on a combination of trade secret, patent, copyright and trademark law, together with non-disclosure and non-compete agreements, to establish and/or protect the technology used in our systems. We hold the following seven issued U.S. Patents:

  •
  No. 5,861,959 titled "Facsimile Long Term Storage and Retrieval System"

  •
  No. 5,937,029 titled "Data Logging System Employing M[N + 1] Redundancy"

  •
  No. 6,122,665 titled "Communication Management System"

  •
  No. 6,046,824 titled "CIF—Facsimile Long Term Storage and Retrieval System"

  •
  No. 6,330,025 titled "Digital Video Logging System"

  •
  No. 6,542,602 titled "Telephone Call Monitoring System"

  •
  No. 5,353,168 titled "Recording and Reproduction System using Time Division Multiplexing.

        We currently have four other patents issued in additional countries and 72 patent applications pending in the U.S. and other countries. We believe that the improvement of existing products, and the development of new products are important in establishing and maintaining a competitive advantage. We believe that the value of our products is dependent upon our proprietary software and hardware continuing to be "trade secrets" or subject to copyright protection. We generally enter into non-disclosure and non-compete agreements with our employees and subcontractors. However, there can be no assurance that such measures will protect our technology, or that others will not develop a similar technology or use technology in products competitive with those offered by us. Although we believe that our products do not infringe upon the proprietary rights of third parties, there can be no assurance that one or more third parties will not make a contrary claim or that we will be successful in defending such claim.

        In June 2000, Dictaphone Corporation, one of our competitors, filed a patent infringement claim relating to certain technology embedded in some of our products. The claim was for damages for past infringement and enjoinment of any continued infringement of Dictaphone patents. On December 11, 2003 we agreed with Dictaphone to dismiss all claims and counterclaims in connection with Dictaphone's patent infringement claim against us. Under the terms of the settlement we will pay Dictaphone $10 million (of which approximately $4.8 million is covered by insurance). Each of the companies will grant the other a worldwide, royalty-free, perpetual license to certain of their respective patents including the disputed patents. The two companies further agreed to enter into enforcement proceedings with respect to both companies' patent portfolios and to share any proceeds from these actions.

        From time to time, we receive "cease and desist" letters claiming patent infringements, however, no formal claims or other actions have been filed with respect to such letters. We believe that none of these has merit. We cannot assure you, however, that we will be successful in defending such claims, if asserted, or that infringement claims or other claims, if asserted, will not have a material adverse effect on our business, financial condition and results of operations. Defending infringement claims or other claims could involve substantial costs and diversion of management resources. In addition, to the extent we are not successful in defending such claims, we may be subject to injunctions with respect to the use or sale of certain of our products or to liabilities for damages and may be required to obtain licenses which may not be available on reasonable terms.

        We own the following trademarks in different countries: 3600 View, Agent@home, Executive Connect, Executive Insight, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NICE Playback Organizer, Renaissance, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Scenario Replay, Tienna, and Wordnet. Applications to register certain of these marks have been filed in certain countries, including Australia, Brazil, the European Union, Germany, Great Britain, Israel, Japan, Mexico, Argentina and the United States. Some of such applications have matured to registrations.

Regulation

        The export of certain defense products from Israel, such as our COMINT/DF and NiceTrack™ products, requires a permit from the Defense Sales and Exports branch of the Israeli Ministry of Defense (SIBAT). In 2003, approximately 4% of our sales were subject to such permit requirements. To date, we have encountered no difficulties in obtaining such licenses.

Competition

        The market for our Voice Platforms and Applications is highly competitive and includes numerous products offering a broad range of features and capacities. As the market is still developing, we anticipate that a number of our existing and potential competitors will be introducing new and enhanced products. Some of our competitors in the digital voice recording and quality management for contact center agent monitoring businesses include Dictaphone Corporation, Witness Systems,Inc., Teknekron Infoswitch Corporation (now called e-talk), and Verint Systems Inc. (formerly Comverse Infosys), a subsidiary of Comverse Technology Inc.

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

        There are a number of competitors in the telecommunications monitoring market, having products competing with our NiceTrack™ system, the major ones being Verint Systems Inc., Ectel Ltd., and ETI. We believe that our solution offers innovations that provide the law enforcement agencies the tools and capabilities they require to meet the challenges of today's advanced telecommunications world, as well as being price competitive.

Organizational Structure

        The following is a list of all of our significant subsidiaries, including the name, country of incorporation or residence, and the proportion of our ownership interest in each.

Name of Subsidiary	Country of Incorporation or Residence	Percentage of Ownership Interest
NICE Systems, Inc.	United States	100%
NICE Systems GmbH	Germany	100%
NICE Systems Canada Ltd.	Canada	100%
NICE CTI Systems UK Ltd.	United Kingdom	100%
STS Software Systems (1993) Ltd.*	Israel	100%
NICE APAC Ltd.	Hong Kong	100%
NiceEye BV*	Netherlands	100%
NiceEye Ltd.*	Israel	100%
Nice Systems SARL	France	100%
Racal Recorders Ltd	United Kingdom	100%
Nice Interactive Solutions India Private Ltd.	India	100%

*
Inactive

Property and Equipment

        Our executive offices and engineering, research and development operations are located in Ra'anana, Israel, where we occupy approximately 126,000 square feet of space, pursuant to a lease expiring in 2008. This lease may be terminated by us at any time from the year 2006, subject to certain conditions. The annual rent and maintenance fee for the facility is approximately $2.7 million linked to the changes in the U.S. consumer price index. We have various offices and other facilities in North America and in several other countries, as described below.

        Our North American facilities consist of:

  •
  Our North American headquarters in Rutherford, New Jersey, which occupy approximately 25,000 square feet, with a monthly rental of approximately $57,000. We also have a warehouse facility in Lyndhurst, New Jersey, which occupies approximately 6,000 square feet, with a monthly rental of approximately $5,000;

  •
  Our office in San Diego, California, which occupies approximately 6,250 square feet, with a monthly rental of approximately $17,500;

  •
  Our office in Chicago, Illinois, which occupies approximately 3,000 square feet, with a monthly rental of approximately $4,500;

  •
  Our office in Denver, Colorado, which occupies approximately 30,775 square feet, with a monthly rental of approximately $49,000; and

  •
  Our office in New York City, New York, which occupies approximately 4,300 square feet, with a monthly rental of approximately $10,000.

        Our international facilities consist of:

  •
  Our office in Frankfurt, Germany, which occupies approximately 265 square meters, with a monthly rental of approximately $4500;

  •
  Our office in London, UK which occupies approximately 1,430 square feet, with a monthly rental of approximately $21,000;

  •
  Our office in Southampton, UK which occupies approximately 34,249 square feet, with a monthly rental of approximately $66,000;

  •
  Our office in Dublin, Ireland, which occupies approximately 750 square feet, with a monthly rental of approximately $2200;

  •
  Our office in Paris, France which occupies approximately 178 square meters, with a monthly rental of approximately $5,700; and

  •
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

        We cannot assure you that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements and whether to invest or remain invested in NICE Systems Ltd.'s securities. The forward-looking statements relate to, among other things: operating results; anticipated cash flows; gross margins; adequacy of resources to fund operations; our ability to maintain our average selling prices despite the aggressive marketing and pricing strategies of our competitors; our ability to maintain and develop profitable relationships with our key distribution partners, one of which constitutes 20% of our revenues; the financial strength of our key distribution partners; and the market's acceptance of our technologies, products and solutions.

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

        Our products are based on two types of recording platforms—audio and video—and are used primarily in contact centers, trading floors, public safety organizations, transportation, corporate security, gaming and correctional facilities as well as various government and intelligence agencies.

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

        We also see the continuation of a trend towards requirements for multimedia recording capabilities, particularly in contact centers (voice, fax, email, chat screen) and public safety (voice, radio, video, data) markets. We are beginning to see this same trend developing in the financial trading sector, and we expect some Homeland Security initiatives in areas such as border control, critical infrastructure security, first responder communications and lawful interception to require multimedia capture platforms as well.

        Our software applications enable our customers to capture, store, retrieve and analyze unstructured data (multimedia interactions) and combine them with data from other systems to create actionable knowledge that can be distributed via reports and alerts to all relevant parties to improve performance.

        There is growing demand from our customers for software applications that will leverage the wealth of unstructured data captured by the recording platform to improve overall performance. In turn, as these enhanced software applications are being added, customers are considering our systems "mission critical". We see an opportunity for applications that analyze the content of unstructured interactions in contact centers for quality monitoring and contact center management as well as for enterprise-wide process improvement and business performance management. We see a trend towards more software applications in the financial trading environment for compliance monitoring and dispute management to improve business performance. We see similar trends happening in digital video recording. We expect video content analysis applications to become increasingly important to building, campus, city center, and infrastructure perimeter security, loss prevention in casinos, retail and warehousing, as well as various homeland security applications to enable proactive security management.

        We expect to see an increase in the demand for VOIP recording products, networked video security solutions, and multimedia recording solutions as well as an increase in the proportion of software from quality monitoring and multimedia interaction analytics applications in our product revenue mix and a gradual increase in the amount of professional services and maintenance revenues.

        Our products are sold primarily through a global network of distributors, system integrators and strategic partners; a portion of product sales and most services are sold directly to end-users. One distributor accounted for approximately 20%, 23% and 14% of revenues in 2003, 2002 and 2001, respectively.

Acquisitions

        The acquisitions we have made were accounted for as purchases, and, accordingly, the purchase price for each acquisition was allocated to the assets acquired and liabilities assumed based on their respective fair values. The results of operations related to each acquisition are included in our consolidated statement of operations from the date of acquisition. The following are details for each of these acquisitions:

  •
  In November 2002, we consummated an agreement to acquire certain assets and liabilities of Thales Contact Solutions (or TCS), a developer of customer-facing technology for public safety, financial trading and customer contact centers, based in the United Kingdom. TCS was a unit of Thales Group, one of Europe's premier electronics companies. In connection with the acquisition, we paid an initial $29.9 million in cash and issued 2,187,500 ordinary shares to

    Thales Group at a fair market value of $18.1 million calculated at the date of closing. As of December 31, 2003, Thales Group holds approximately 10% of the Company's shares and two Thales executives who were elected to our Board of Directors in November 2002, continue to serve on our Board.

    In the fourth quarter of 2002, we recorded a current liability of $2.8 million and a long-term liability of $13.5 million reflecting obligations under a long-term contract we assumed in the TCS acquisition. In the second quarter of 2003 we completed negotiations to terminate this contract as of November 2004 and to amend the terms in the interim. Under the terms of the amended contract, the cost to the Company was $5.2 million less than the amount provided at the acquisition date and consequently, TCS acquisition goodwill was reduced by this amount.

    Under the terms of the agreement, the cash portion of the purchase price was subject to downward adjustment based on the value of net assets at closing and the full year 2002 sales of TCS. Based on our calculation of the actual value of net assets acquired and 2002 sales of TCS, we reduced the cash portion of the purchase price as of December 31, 2002 by $12.8 million. This amount was presented on our balance sheet as a Related Party Receivable as of December 31, 2002. Thus, the adjusted purchase price paid, including $4.5 million of capitalized acquisition costs, was recorded as $39.7 million. Of the $12.8 million adjustment referred to above, Thales paid us $6.6 million in March 2003.

    Thales disputed our calculation of the net asset value at closing and the matter was submitted in September 2003 to binding arbitration by an Independent Accountant, in accordance with the terms of the acquisition agreement. The Independent Accountant determined a higher net asset value at closing than our calculation of the actual value of net assets acquired in the amount of $2.2 million. This additional amount was recorded as additional goodwill in the fourth quarter of 2003. The remaining Related Party Receivable as at December 31, 2003 of $ 4.0 million was paid in January 2004.

    Also under the terms of the agreement, contingent cash payments of up to $10 million in 2003, $7.5 million in 2004, and $7.5 million in 2005 would be due if certain financial performance criteria are met as part of a three-year earn-out provision related to the sale of a particular product in 2002 through 2004. The relevant criteria for 2002 and 2003 were not met and therefore no contingent payments have been made for these years. Should any contingent payments be made under the agreement in the future, the additional consideration, when determinable, will increase the purchase price and accordingly additional goodwill will be recorded.

  •
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

  •
  In April 2000, we acquired all of the outstanding capital stock of Centerpoint Solutions Inc. (CPS) for $3 million in cash and the issuance of 200,000 ADSs of NICE of which 50,000 were deemed target shares contingent upon the achievement of certain objectives, which were not met. CPS was a developer of internet-based applications for statistical monitoring, digital recording and automatic customer surveys for contact centers.

    In November 2002, we entered into a settlement agreement with Doug Chapiewski, the sole shareholder of CPS, in respect of allegations of misrepresentation, breach of contract and securities fraud in connection with the acquisition of CPS. The terms of the settlement agreement, which included 50,000 shares, resulted in a charge to Other Expense, Net of $3.5 million. In December 2003, we received $300 thousand from our insurers in respect of the settlement.

Other Developments

  •
  We sold the net assets of our COMINT/DF military-related business to ELTA Systems Ltd ("ELTA") for $4 million on March 31, 2004. The net assets sold include the intellectual property, fixed assets, inventory, and contracts related to the COMINT/DF product line which includes high performance spectral surveillance and direction finding systems that detect, identify, locate, monitor and record transmission sources.

  •
  Revenues for 2003 for the COMINT/DF business totaled approximately $6.5 million compared with $7.2 million in 2002. This activity contributed $1.5 million to net income in 2003 and $1.4 million in 2002. The COMINT/DF business is treated as a discontinued operation in our financial statements.

Off-Balance Sheet Transactions

        We have not engaged in nor been a party to off-balance sheet transactions.

Critical Accounting Policies

        Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"). Our significant accounting principles are presented within Note 2 to our Consolidated Financial Statements. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are those that are most important to the portrayal of our financial condition and results of operations. Actual results could differ from those estimates.

        Management believes that the significant accounting policies which affect its more significant judgments and estimates used in the preparation of the consolidated financial statements and are the most critical to aid in fully understanding and evaluating our reported results include the following:

  •
  Revenue recognition

  •
  Allowance for doubtful accounts

  •
  Inventory valuation

  •
  Impairment of long-lived assets

  •
  Deferred income taxes

  •
  Contingencies

  •
  Restructuring expenses

        Revenue Recognition.    We derive our revenue primarily from two sources: product revenues, which include hardware and software sales, and service revenues, which include, support and maintenance, installation, consulting and training revenue. Revenue related to sales of our products is generally recognized when persuasive evidence of an agreement exists; the product has been delivered and title and risk of loss have passed to the buyer; the sales price is fixed and determinable; no further obligations exist; and collectibility is probable. Sales agreements with specific acceptance terms are not recognized as revenue until the customer has confirmed that the product or service has been accepted.

        Revenues from maintenance and professional services are recognized ratably over the contract period or as services are performed.

        For arrangements with multiple elements, we allocate revenue to each component of the arrangement using the residual value method based on Vendor Specific Objective Evidence ("VSOE") of the undelivered elements. This means that we defer the arrangement fee equivalent to the fair value of the undelivered elements until these elements are delivered. Our VSOE used to allocate the sales price to maintenance is based on the renewal price.

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

        During 2002 we completed the outsourcing of the manufacture of our audio and video product platforms. Under this arrangement, we take ownership of inventories at the conclusion of the manufacturing process, such inventories representing finished goods or spare parts. As we largely manufacture to order, we do not tend to accumulate finished goods. We are, however, liable to purchase above a certain level, which is based on a historical level of orders to the contract manufacturer, excess raw material and subassembly inventories from the contract manufacturer deemed obsolete or slow-moving. We monitor the levels of the contract manufacturer's relevant inventories periodically and, if required, will write-off such deemed excess or obsolete inventory.

        Impairment of long-lived assets.    Our long-lived assets include property and equipment, long term investments, goodwill and other intangible assets. The fair value of the long-term investments is dependent upon the performance of the companies in which we have invested. In assessing potential impairment of these investments, we consider this factor as well as the forecast financial performance of the investees and other pertinent information. We record an investment impairment charge when we believe that the investment has experienced a decline in value that is other than temporary. During 2002, we recognized $229 thousand of impairment losses related to our long-term investments. As of December 31, 2003, the carrying value of the Company's long-term investments was $1.2 million.

        In assessing the recoverability of our property and equipment, goodwill and other intangible assets, we must make assumptions regarding the estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

        In June 2001, the Financial Accounting Standards Board issued SFAS No. 142 "Goodwill and Other Intangible Assets". SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired in a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives will be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but rather will be tested at least annually for impairment. We adopted SFAS No. 142 beginning January 1, 2002. Upon adoption of SFAS No. 142, we discontinued the amortization of recorded goodwill, which was approximately $3.4 million on an annual basis at that time. We performed an impairment test of our goodwill as of January 1, 2002 under the transitional provisions of SFAS No. 142; our test did not indicate an impairment of goodwill. We confirmed that we have only one reporting unit (the Company) to which we allocated all recorded goodwill, as well as all assets and liabilities.

        By October 1, 2002, our stock price had declined significantly from January 1, 2002, at which point our market capitalization, based on our stock price, was below book value. The price of our ADSs on January 2, 2002 was $17.04 per ADS and declined to $8.47 per ADS on October 1, 2002. We determined the fair value of the Company based on relative market multiples for comparable businesses and a discounted cash flow model. This evaluation indicated that an impairment might exist. We then performed Step 2 under SFAS No. 142 in which the amount of the impairment loss, if any, must be measured. Four categories of intangible assets were identified as being separable from goodwill in accordance with SFAS No. 141 "Business Combinations." These included: trade names; an in-place distribution network; technology based intangible assets and maintenance contracts. In valuing the NICE trade name a relief from royalty method was used. Under this method, the value of a trade name reflects the savings realized by owning the trade name. The value of the intangible asset under the relief from royalty method is dependent upon the following factors: the selected royalty rate, the revenues expected to be generated from the underlying intellectual property, the discount rate and the expected life of the intellectual property. The value of our distribution network was determined through the use of the cost approach. Using this method, the value of the distribution network is estimated as the after-tax direct costs that a potential acquirer would avoid spending in recreating a similar functional distribution network. The value of the intangible asset under the cost method is dependent upon the estimated direct cost of establishing a new distributor relationship. Qualifying technology-based intangible assets consist of current and core technology and technologies that were under development at the valuation date. The current and core technology was valued using a derivation of the income approach, namely the excess earnings method. This method is used to analyze the earnings contribution of an intangible asset. Under this method, the excess earnings that an intangible asset generates are calculated over the intangible asset's expected life and discounted to the present to calculate the fair value of the intangible asset. Excess earnings are defined as the residual earnings after providing for appropriate returns on the other identified contributing assets. The value under the excess earnings method is dependent upon the following factors: the expected revenues generated by the intangible asset, the expected after-tax earnings on those revenues, the charges (or returns) required on other contributing assets and the discount rate. Our maintenance contracts, which are intangible assets under the contractual-legal criterion of SFAS No. 141, were valued using the excess earnings method. In determining the applicable discount rate to be used to estimate the fair value of our net assets, we calculated a market-derived rate based on the estimated weighted average cost of capital for the Company. In determining the cost of equity for the Company, we used a standard methodology based on the capital asset pricing model and analyzed selected guideline companies, industry data and factors specific to NICE. We expect to use a similar decision process in the future.

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

        In the fourth quarter of 2003, we performed our annual test on the remaining goodwill per SFAS No. 142 requirements applying the same methodologies as those used in the prior year. No additional impairment was found to exist.

        We will continue to perform an impairment test at least annually and on an interim basis should circumstances indicate that an impairment loss may exist. The outcome of such testing may lead to the recognition of an impairment loss.

        Deferred income taxes.    We record income taxes using the asset and liability approach. Deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and net operating loss and tax credit carryforwards. Our financial statements contain fully reserved tax assets which have arisen as a result of net operating losses, primarily incurred in 2001 and 2002, as well as other temporary differences between book and tax accounting. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have considered future taxable income, prudent and feasible tax planning strategies and other available evidence in determining the need for a valuation allowance. We evaluate all of these factors to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. As a result of significant net operating losses incurred in 2001 and 2002 and uncertainty as to the extent and timing of profitability in future periods, we have continued to record a full valuation allowance, which was approximately $13.2 million as at December 31, 2003. The establishment and amount of the valuation allowance requires significant estimates and judgment and can materially affect our results of operations. If the realization of deferred tax assets in the future is considered more likely than not, an adjustment to the deferred tax assets would increase net income in the period such determination was made.

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

        Restructuring.    In early 2001, with mounting evidence of an economic slowdown in the information technology and telecommunications sectors as well as changing business dynamics, we conducted a comprehensive review of our strategy, products, organization and infrastructure. This review culminated in the restructuring of our global operations, including the reduction of approximately 340 of our 1,110 employees, consolidation of our field facilities in North America, expansion of our local presence in Europe and Asia, and various other actions aimed at focusing on our core markets, products and competencies. We accounted for the 2001 plan in accordance with EITF Issue No. 94-3 "Liability Recognition for Certain Employee Benefits and Other Costs to Exit an Activity (including Certain Costs incurred in a Restructuring)". Under EITF 94-3, an entity recognizes a liability for an exit cost on the date that the entity committed itself to the exit plan. The exit cost included involuntary employee termination benefits, estimates regarding our ability to sub-lease vacated facilities, rates to be charged to a sub-tenant and the timing of the sub-lease arrangement and included an estimate of the timing of the pace and completion of the outsourcing of manufacturing to Flextronics, the contract manufacturer. During the fourth quarter of 2002, we reduced the restructuring accrual by $400 thousand to reflect mainly lower than estimated employee termination costs. Our remaining cash lease commitments net of sub-lease income related to restructured facilities are approximately $37 thousand, which is fully accrued in the accompanying balance sheet as of December 31, 2003.

        In July 2002, the Financial Accounting Standards Board issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for a cost that is associated with an exit activity be recognized only when the liability is incurred. It supersedes the guidance in EITF 94-3. In SFAS No. 146, an entity's commitment to a plan does not, by itself, create a present obligation to other parties that meets the definition of a liability and establishes that fair value is the objective for the initial measurement of the liability. Although SFAS No. 146 became effective for exit or disposal activities initiated after December 31, 2002, we elected to adopt the new ruling in respect of our fourth quarter 2002 restructuring plan. With the acquisition of TCS, we identified an opportunity to increase flexibility and focus, improve responsiveness and reduce unnecessary overhead. We adopted a plan to achieve these objectives in December 2002 which involved the phased reduction of approximately 75 of our initially combined 1,077 staff and consolidation of certain offices. Some of the involuntary reductions were effected in December 2002 and the liability recorded as of December 31, 2002 related to those terminations of $282 thousand was utilized as of June 30, 2003. The remaining reductions in force and facility closures were implemented during 2003. We included in our results for 2003 costs of approximately $1.9 million, which related primarily to involuntary terminations and facility closures. Of this amount, our remaining cash commitment as of December 31, 2003, which relates primarily to lease obligations on restructured facilities, was $567 thousand which is fully accrued in the accompanying balance sheet as of December 31, 2003.

        In the event that we redefine our strategic direction and/or difficult economic conditions continue to prevail, we may be required to implement further restructuring measures. We are not currently able to determine whether or to what extent such circumstances may continue or worsen.

Results of Operations

        The following table sets forth selected consolidated income statement data for NICE for each of the three years ended December 31, 2003, 2002 and 2001 expressed as a percentage of total revenues. Figures may not add due to rounding.

	2003	2002	2001
Revenues
Products	74.9%	82.3%	87.3%
Services	25.1	17.7	12.7

	100.0	100.0	100.0
Cost of revenues
Products*	38.2	43.4	48.1
Services*	74.9	94.9	134.4

	47.4	52.5	59.0
Gross Profit	52.6	47.5	41.0
Operating expenses
Research and development, net	10.2	11.0	16.5
Selling and marketing	23.9	24.9	29.6
General and administrative	13.3	15.3	23.5
Restructuring and other	0.8	(0.1)	12.7
In-process research and development	0.0	0.8	0.0
Legal settlement	2.3	0.0	0.0
Amortization of acquired intangibles	0.0	0.0	3.0
Goodwill—impairment and other	0.0	18.0	0.0

Total operating expenses	50.6	70.0	85.4
Operating income (loss)	2.0	(22.5)	(44.4)
Financial income, net	0.9	2.6	3.7
Other income (expenses), net	0.1	(2.6)	(4.3)

Income (loss) before taxes	3.0	(22.5)	(44.9)
Taxes on income	0.5	0.2	0.2

Net income (loss) from continuing operations	2.5	(22.8)	(45.1)

Net income (loss) from discontinued operations	0.7	0.9	4.0

Net income (loss)	3.2%	(21.9)%	(41.1)%

*
percent of related revenue

YEARS ENDED DECEMBER 31, 2003 and 2002

REVENUES

	Years Ended December 31,
			$ Change	% Change
	2003	2002
Product Revenues	$168.1	$127.9	$40.2	31.4%
Service Revenues	56.2	27.4	28.8	104.8

Total Revenues	$224.3	$155.3	$68.9	44.4%

        Our total revenues rose approximately 44% to $224.3 million in 2003 from $155.3 million in 2002. Contact center/trading floor revenues were $171.4 million in 2003, an increase of 41% from the prior year; revenues from sales to the public safety market were $22.6 million, more than triple the 2002 level and sales of digital video products rose 21% to $27.6 million in 2003. We believe that our growth in revenue is due principally to market share gains in the contact center/trading floor and public safety markets following the acquisition of TCS in November 2002, and continued penetration of our digital video platform in the security market.

        Product revenues rose $40.2 million or approximately 31% to $168.1 million in 2003 from $127.9 million in the prior year due primarily to higher sales of our audio recording platforms and applications to contact centers/trading floors and public safety institutions related mainly to the inclusion for a full year of the operations of TCS and market share gains. There can be no assurance that we will continue to experience market share gains, or that our new products will be broadly accepted, or that given weak fiscal spending, we will continue to report growth in audio platform and related software applications. We believe that the rate of adoption of digital video technology for high-end security will continue at approximately the same pace as seen in 2003. Thus, we expect to continue to see similar growth in sales of digital video platforms and applications in the mid-term as in 2003.

        Services revenues rose $28.8 million or approximately 105% to $56.2 million in 2003 from $27.4 million in the previous year. The increase reflects an increasing portion of our installed base engaging us for maintenance services and higher installation and training revenues related mainly to the increase in product sales to contact centers and financial trading floors. Service revenues represented 25% of total revenues compared with approximately 18% in 2002. Although we typically generate lower profit margins on services than on products, our strategy is to continue to grow our global services business, which we believe increases the competitiveness of our product offerings, and thus expect services to represent a growing portion of total revenues in the future. Our long-term target is for services to represent approximately 30% of total revenues.

        Revenues in 2003 in the Americas, which includes the United States, Canada and Latin and South America, rose 36% to $118.6 million from $86.9 million in 2002. The increase is largely attributable to higher sales of audio platforms, quality monitoring applications and post-contract support. Sales to Europe, Middle East and Africa ("EMEA") rose 55% to $73.8 million in 2003 from $47.7 million in 2002. The increase is due mainly to the inclusion for a full year of the operations of TCS and favorable currency movements. Sales to Asia-Pacific ("APAC") increased 54% to $31.8 million in 2003 from $20.7 million in 2002 due mainly to higher sales to contact centers and financial trading floors in Japan, Australia/New Zealand and India.

COST OF REVENUES:

	Years Ended December 31,
			$ Change	% Change
	2003	2002
Cost of Product Revenues	$64.2	$55.5	$8.7	15.8%
Cost of Service Revenues	42.1	26.1	16.0	61.6

Total Cost of Revenues	$106.3	$81.5	$24.8	30.4%

        Cost of revenues was $106.3 million in 2003 compared with $81.5 million in 2002, an increase of approximately 30%.

        Cost of product revenues rose nearly 16% to $64.2 million in 2003 from $55.5 million in 2002. The increase in cost in 2003 is due mainly to the higher sales volume. Cost of services revenue rose nearly 62% to $42.1 million from $26.1 million in 2002. The increase in cost is due principally to higher labor, subcontractor and material costs associated with the inclusion of TCS activities for a full year and with the growth in product installations and maintenance contracts.

GROSS PROFIT

	Years Ended December 31,
			$ Change	% Change
	2003	2002
Gross Profit on Product Revenues	$103.9	$72.4	$31.4	43.4%
as a percentage of product revenues	61.8%	56.6%

Gross Profit on Service Revenues	14.1	1.4	12.7	100.0 +
as a percentage of service revenues	25.1%	5.1%

Total Gross Profit	$117.9	$73.8	$44.1	59.6%
as a percentage of total revenues	52.6%	47.5%

        Gross profit on product revenues represented 61.8% of product revenues in 2003 compared with 56.6% in 2002. The improvement is due primarily to the higher sales volume, product cost reductions and a higher proportion of software in the product mix. Gross profit margin on services revenue was 25% in 2003 compared with 5% in 2002 reflecting improved staff utilization and efficiencies. For the reasons mentioned above, total gross profit was $117.9 million or 52.6% of total revenues in 2003 compared with $73.8 million or 47.5% of total revenues in 2002. On a forward-looking basis, we expect our gross margins to increase gradually as we realize the benefit of a growing proportion of software applications in our product revenue mix, higher volume and improved efficiencies in our global service operations.

EXPENSES

	Years Ended December 31,
			$ Change	% Change
	2003	2002
Research and development, net	$22.8	$17.1	$5.7	33.4%

Selling and marketing	53.7	38.7	15.0	38.6

General and administrative	29.8	23.8	6.0	25.3

        Research and Development, Net.    Research and development expense, before capitalization of software development costs and grants, increased to $26.4 million in 2003 from $23.4 million in 2002 and represented 11.8% and 15.0% of revenues in 2003 and 2002, respectively. The increase in gross outlays was due mainly to the inclusion for a full year of acquired TCS R&D activities and of the impact of the appreciation of the New Israel Shekel to the US dollar on R&D labor costs, as approximately 80% of our R&D staff is based in Israel.

        Software development costs capitalized were $2.3 million in 2003 compared with $4.6 million in 2002. Net research and development expense increased 33% in 2003 to $22.8 million from $17.1 million in 2002. Amortization of capitalized software development costs, included in cost of product revenues, was $5.7 million and $4.3 million in 2003 and 2002, respectively.

        Selling and Marketing Expenses.    Selling and marketing expenses in 2003 increased 39% to $53.7 million from $38.7 million in 2002. The increase in selling and marketing activities was due primarily to the inclusion for a full year of the activities of TCS and higher sales commissions resulting mainly from the increase in sales. Selling and marketing expenses represented 23.9% of total revenues in 2003 compared with 24.9% in 2002. We expect that we will continue to leverage our global sales and distribution infrastructure and will increase our corporate and regional marketing efforts in the future such that selling and marketing expenses, while increasing on an absolute dollar basis, will decline only moderately as a percentage of total revenues.

        General and Administrative Expenses.    General and administrative expenses increased 25% in 2003 to $29.8 million from $23.8 million in 2002. The increase in cost in 2003 was due principally to the inclusion of TCS administrative costs for a full year, higher corporate insurance premiums and the impact of the appreciation of the New Israel Shekel to the US dollar on labor and facility costs only partly offset by lower additions to doubtful debt reserves. General and administrative expenses represented 13.3% of total revenues in 2003 compared with 15.3% in 2002. On a forward-looking basis, general and administrative expenses, while increasing on an absolute dollar basis, are expected to decline as a percentage of total revenues.

OTHER SPECIAL CHARGES:

	Years Ended December 31,
			$ Change
	2003	2002
Restructuring	$1.9	$(0.1)	$2.0

In-process research and development	0.0	1.3	(1.3)

Goodwill—Impairment and other	0.0	27.9	(27.9)

Legal Settlement	5.2	0.0	5.2

	$7.1	$29.1	$(22.0)

        Restructuring.    As indicated earlier, in December 2002 we adopted a restructuring plan which involved the phased reduction of approximately 75 of our 1,077 staff and consolidation of certain offices. Some of the involuntary reductions were effected in December 2002 and, in accordance with SFAS No. 146, a liability of $282 thousand was recorded as of December 31, 2002 related to those terminations. This liability was utilized as of June 30, 2003. The remaining reductions in force and facility closures were implemented during 2003. We included in our results for 2003 costs of approximately $1.9 million which related primarily to involuntary terminations and facility closures. Restructuring related charges for 2002 of $0.1 million consisted of the $282 thousand expense noted above offset by a reduction of $400 thousand to the accrual remaining from the 2001 restructuring plan.

        In-process Research and Development.    In 2002, in connection with the acquisition of TCS and in accordance with SFAS No. 2 "Accounting for Research and Development Costs", a portion of the purchase price, $1.3 million, was allocated to purchased in-process research and development. As part of the process of analyzing this acquisition, we made a decision to buy three technologies that had not yet been commercialized rather than develop those technologies internally. In doing so, we considered our internal research resource allocation and our progress on comparable technology, if any. At the date of the acquisition, technological feasibility had not yet been established for the in-process research and development projects and they had no alternative future use. Accordingly, the fair value allocated to these technologies, which was based on an analysis of the discounted excess earnings that the intangible assets generate over their expected lives, was immediately expensed at acquisition.

        Goodwill Impairment and Other.    During the fourth quarter of 2002 we performed our annual impairment test of acquired intangible assets as prescribed by SFAS No. 142. Our stock price had declined significantly from January 1, 2002, at which point our market capitalization, based on our stock price, was below book value. We determined the fair value of the Company based on relative market multiples for comparable businesses and a discounted cash flow model. This evaluation indicated that an impairment loss might exist. We then performed Step 2 under SFAS No. 142 and compared the carrying amount of goodwill to the implied fair value of the goodwill and determined that an impairment loss existed. A non-cash charge totaling $28.3 million was recorded in the fourth quarter of 2002 to write down the goodwill recorded primarily in the acquisitions of SCI, CPS and STS to its fair value.

        In the fourth quarter of 2003, we performed our annual test on the remaining goodwill per SFAS No. 142 requirements applying the same methodologies as those used in the prior year. No additional impairment was found to exist.    As of December 31, 2003, we had $32.1 million of non-amortizable goodwill and other intangible assets.

        Legal Settlement.    In June 2000, Dictaphone Corporation, one of our competitors, filed a patent infringement claim relating to certain technology embedded in some of our products. The claim was for damages for past infringement and enjoinment of any continued infringement of Dictaphone patents. In the fourth quarter of 2003, we reached a settlement with Dictaphone in which both parties agreed to dismiss all claims and counterclaims connected with the aforementioned patent infringement claim. The terms of the settlement call for us to pay Dictaphone $10 million of which approximately $4.8 million was paid by our insurance carrier in December 2003 and $5.2 million is to be paid by us through mid-2005, subject to certain events which could result in a reduced payment by us. As a result, a charge of approximately $5.2 million was recorded in the last quarter of 2003. The companies also agreed to grant each other a worldwide, royalty-free, perpetual license to certain of their patents including the disputed patents. The companies further agreed to enter into enforcement proceedings with respect to both companies' patent portfolios and to share any proceeds from these actions.

FINANCIAL AND OTHER INCOME

	Years Ended December 31,
			$ Change	% Change
	2003	2002
Financial income	$2.0	$4.0	$(2.0)	(49.1)%

Other income (expense)	0.3	(4.1)	4.4	107.2

        Financial Income, Net.    Financial income, net decreased 49% to $2.0 million in 2003 from $4.0 million in 2002. The decrease in 2003 reflects lower prevailing average interest rates and lower net foreign exchange gains realized in 2003 compared with 2002.

        Other Income (Expense), Net.    Other income, net was $0.3 million in 2003 compared with other expense, net of $4.1 million in 2002. In 2002, we recorded expenses of $3.5 million related to the settlement of claims by Douglas Chapiewski, the sole shareholder of CPS; $335 thousand representing the cost of moving our North American headquarters to a different facility, and $229 thousand to write-off our long-term investment in Espro Ltd. In 2003, we recorded $300 thousand0.3 million of income reflecting amounts received from our insurance carrier in respect of the Chapiewski settlement.

        Taxes on Income.    In 2003, we recorded a provision for income taxes of $1.2 million compared with $0.4 million in 2002. The increase is primarily related to changes in the tax law in Israel in 2003 and operating profits recorded at certain distribution subsidiaries where net operating loss carryforwards are not available to offset these operating profits.

        Net Income (Loss) from Continuing Operations.    Net income from continuing operations was $5.6 million in 2003 compared with a net loss of $35.4 million in 2002. The increase in 2003 resulted primarily from the increase in revenues and gross margin, and the inclusion of $7.1 million of other special charges in 2003 compared with $29.1 million in 2002.

        Net Income from Discontinued Operations.    As discussed above under "Other Developments", on March 31, 2004 we sold the assets of our COMINT/DF military-related business to ELTA for

$4 million in cash. Net income from this discontinued operation was approximately $1.5 million and $1.4 million for 2003 and 2002, respectively.

YEARS ENDED DECEMBER 31, 2002 and 2001

REVENUES

	Years Ended December 31,
			$ Change	% Change
	2002	2001
Product Revenues	$127.9	$99.4	$28.5	28.7%
Service Revenues	27.4	14.5	13.0	89.6

Total Revenues	$155.3	$113.9	$41.5	36.4%

        Our total revenues rose 36.4% to $155.3 million in 2002 from $113.9 million in 2001.

        Product revenues rose $28.5 million or nearly 29% to $127.9 million in 2002 from $99.4 million in the prior year due mainly to a net $18.3 million (21%) increase in sales of our audio platform and related applications mainly to contact center and trading floor markets and a $10.0 million (72%) increase in digital video platform sales. We believe that our growth in product sales to contact center and financial trading floor markets principally reflects market share gains but also the inclusion of $6.8 million of revenues following the acquisition of TCS in November 2002. There can be no assurance that we will continue to experience market share gains or that, given the continuing weakened global economy, we will continue to report growth in audio platform and related software application sales.

        Services revenues rose $13.0 million or nearly 90% to $27.4 million in 2002 from $14.5 million in the previous year. The increase reflects an increasing portion of our installed base engaging us for maintenance services, higher installation and training revenues related to the increase in contact center and financial trading floor sales and $1.5 million in services revenue following the acquisition of TCS. Service revenues accounted for 17.7% of total revenues up from 12.7% in 2001. Although we generate lower profit margins on services than on products, our strategy is to continue to grow our global services business, which we believe increases the competitiveness of our product offerings, and thus expect services to represent a growing portion of total revenues in the future.

        Revenues in 2002 in the Americas, which includes the United States, Canada and Latin and South America, rose nearly 45% to $86.9 million from $60.1 million in 2001. The increase is largely attributable to higher sales of products and services to contact center and financial trading floor markets. Sales to Europe, Middle East and Africa ("EMEA") rose nearly 43% to $47.7 million in 2002 from $33.5 million in 2001. The increase is due mainly to the acquisition of TCS in November 2002 ($6.6 million) and the more than doubling of digital video sales in this region. Sales to Asia-Pacific ("APAC") increased nearly 2% to $20.7 million in 2002 from $20.3 million in 2001.

COST OF REVENUES

	Years Ended December 31,
			$ Change	% Change
	2002	2001
Cost of Product Revenues	$55.5	$47.8	$7.7	16.1%
Cost of Service Revenues	26.1	19.4	6.6	34.0

Total Cost of Revenues	$81.5	$67.2	$14.3	21.2%

        Cost of revenues was $81.5 million in 2002 compared with $67.2 million in 2001.

        Cost of product revenues was $55.5 million in 2002 compared with $47.8 million in 2001 due to the higher sales volume. Cost of service revenues rose 34% to $26.1 million from $19.4 million in 2001. The increase in cost is due principally to higher labor, travel and material costs associated with the growth in product installations and maintenance contracts and $1.4 million of service costs incurred following the acquisition of TCS.

GROSS PROFIT

	Years Ended December 31,
				% Change
	2002	2001
Gross Profit on Product Revenues	$72.4	$51.6	$20.8	40.4%
as a percentage of product revenues	56.6%	51.9%

Gross Profit on Service Revenues	1.4	(5.0)	6.4	100.0 +
as a percentage of service revenues	5.1%	(34.4)%

Total Gross Profit	$73.8	$46.6	$27.2	58.3%
as a percentage of total revenues	47.5%	40.9%

        Gross profit on product revenues represented 56.6% of product revenues in 2002 compared with 51.9% in 2001 due mainly to a higher proportion of sales of our comparatively higher margin audio platform and applications in the sales mix and product manufacturing cost efficiencies achieved through both the outsourcing of manufacturing to the contract manufacturer over the course of the year and engineering design modifications mainly to our digital video recording platform. Gross profit margin on services revenue was 5.1% in 2002 compared with a loss of 34.4% in 2001 due primarily to the higher growth rate in services revenues as compared with service expenses. For the reasons mentioned above, gross profit was $73.8 million or 47.5% of total revenues in 2002 compared with $46.6 million or 40.9% of revenues in 2001.

EXPENSES

	Years Ended December 31,
			$ Change	% Change
	2002	2001
Research and development, net	$17.1	$18.8	$(1.7)	(9.1)%

Selling and marketing	38.7	33.7	5.0	14.9

General and administrative	23.8	26.8	(3.0)	(11.2)

        Research and Development, Net.    Research and development expense, before capitalization of software development costs and grants, declined to $23.4 million in 2002 from $25.1 million in 2001 and represented 15.0% and 22.0% of revenues in 2002 and 2001, respectively. The decrease in gross outlays is due mainly to the impact of the approximate 7% devaluation of the New Israel Shekel to the US dollar on R&D labor costs, as approximately 75% of our R&D staff is based in Israel, and a lower average number of R&D staff in 2002 versus 2001.

        Software development costs capitalized were $4.6 million in 2002 compared with $5.4 million in 2001. Net research and development expense decreased approximately 9% in 2002 to $17.1 million from $18.8 million in 2001. Amortization of capitalized software development costs, included in cost of product revenues, was $4.3 million and $2.8 million in 2002 and 2001, respectively.

        Selling and Marketing Expenses.    Selling and marketing expenses in 2002 increased 15% to $38.7 million from $33.7 million in 2001. The increase in selling and marketing expenses was due principally to higher labor costs mainly from the acquisition of TCS, higher commission expenses and higher discretionary marketing outlays for trade shows and promotional activities. Selling and marketing expenses represented 24.9% of total revenues in 2002 compared with 29.6% in 2001.

        General and Administrative Expenses.    General and administrative expenses decreased 11.2% in 2002 to $23.8 million from $26.8 million in 2001. The reduction in cost in 2002 was due primarily to lower legal costs and general cost containment efforts only partly offset by higher corporate insurance premiums and allowances for doubtful accounts. The increase in the allowance for doubtful accounts in 2002 compared with 2001 is due mainly to specific accounts deemed uncollectible and an increase in the aging of receivables reflecting weak general economic conditions worldwide.

OTHER SPECIAL CHARGES

	Years Ended December 31,
			$ Change
	2002	2001
Restructuring	$(0.1)	$14.5	$(14.6)

In-process research and development	1.3	0.0	1.3

Amortization of acquired intangibles	0.0	3.4	(3.4)

Goodwill impairment and other	27.9	0.0	27.9

	$29.1	$17.9	$11.2

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

        In the quarter ending December 31, 2002, we reduced the remaining 2001 restructuring plan accrual by $400 thousand. The 2001 restructuring plan charge of $14.5 million included severance and outplacement costs of approximately $9.6 million, consolidation of facility costs of $1.9 million, related property write-downs of $1.9 million and impairment of intangible assets and other of $1.1 million. The 2001 restructuring plan was substantially completed by December 31, 2001 with the principal exception of employee terminations related to the completion of the outsourcing of manufacturing of our products. The remaining amounts net of sub-lease income relating to the consolidation of facilities in Sunnyvale and Las Vegas of $124 thousand will be paid over the respective lease terms mainly through 2005.

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

FINANCIAL AND OTHER INCOME

	Years Ended December 31,
			$ Change	% Change
	2002	2001
Financial income	$4.0	$4.3	$(0.3)	(7.2)%

Other income (expense)	(4.1)	(4.8)	0.7	15.3

        Financial Income, Net.    Financial income, net decreased 7.2% to $4.0 million in 2002 from $4.3 million in 2001. The decrease in 2002 reflects lower prevailing average interest rates in 2002 compared with 2001 only partly offset by foreign currency exchange gains.

        Other Income (Expense), Net.    Other expense, net was $4.1 million in 2002 compared with $4.8 million in 2001. In 2002, we recorded $3.5 million in respect of the settlement of claims by Douglas Chapiewski, the sole shareholder of CPS; $335 thousand representing the cost of moving our North American headquarters to a different facility, and $229 thousand to write-off of our long-term investment in Espro Ltd. In 2001, we recorded a $4.4 million charge following the settlement of a dispute with SCI relating to certain post-closing adjustments in connection with our acquisition of certain assets and liabilities of SCI.

        Taxes on Income.    In 2002, we recorded a provision for income taxes of $350 thousand compared with $198 thousand in 2001. The increase is primarily related to operating profits recorded at certain distribution subsidiaries where net operating loss carryforwards are not available to offset operating profits and changes in US state tax laws.

        Net Loss from Continuing Operations.    Net loss was $35.4 million in 2002 compared with a net loss of $51.4 million in 2001. The decrease in 2002 is due primarily to the increase in revenues and gross margin.

        Net Income from Discontinued Operations.    As discussed above under "Other Developments," on March 31, 2004 we sold the assets of our COMINT/DF military-related business to ELTA Systems Ltd for $4 million in cash. Net income from this discontinued operation was approximately $1.4 million and $4.6 million for 2002 and 2001, respectively.

Liquidity and Capital Resources

        We have historically financed our operations through cash generated from operations and sales of equity securities. Generally, we invest our excess cash in instruments that are highly liquid, investment grade securities. At December 31, 2003, we had approximately $107.3 million of cash and cash equivalents and short and long-term investments compared with $68.6 million at December 31, 2002 and $89.0 million at December 31, 2001. The increase in 2003 is due primarily to net income versus a net loss in 2002. The decrease in 2002 from 2001 is due mainly to the payment of $29.9 million in the acquisition of TCS.

        Cash provided by operating activities of continuing operations was $36.9 million and $16.7 million in 2003 and 2002, respectively, compared with cash used of $0.8 million in 2001. The improvement in 2003 compared with 2002 was primarily attributable to our moving from a net operating loss to a net operating income position. Also contributing to the increase in cash provided by operating activities was our continued improvement in accounts receivable days sales outstanding (DSO) to 74 days at December 31, 2003 from 112 days at December 31, 2002. This improvement was primarily attributable to the implementation of process change improvements and our credit policy. We expect to see our DSO levels remain between 70 and 80 days as we continue to place particular focus on managing our working capital, particularly the level of accounts receivable days sales outstanding. The improvement in 2002 compared with 2001 was primarily attributable to the narrowed net loss and improvement in DSO. In connection with the TCS acquisition, we recorded a current liability of $2.8 million and a long-term liability of $13.5 million in 2002 reflecting obligations under a long-term contract assumed by NICE. We reached agreement to terminate this contract in 2003 and amend the terms in the interim. Under the terms of the amended contract, the cost to us is $5.2 million less than the amount provided at the November 2002 acquisition date.

        Net cash used in investing activities from continuing operations was $39.8 million and $28.2 million in 2003 and 2002, respectively compared with net cash provided by investing activities of $2.8 million in 2001. The decrease in 2003 is mainly due to investment in long-term marketable securities. The decrease in 2002 compared with 2001 reflects the acquisition of TCS. Capital expenditures were $5.5 million in 2003, $5.3 million in 2002, and $7.3 million in 2001. Capital expenditures in 2003 included investment in back-office IT systems, equipment for research and development and testing purposes, and general computer equipment. 2002 capital expenditures related primarily to investment in additional modules for our global ERP system including the implementation of the order management and financial systems modules at TCS' Southampton facility following the acquisition, and equipment for research and development and demonstration purposes. Capital expenditures in 2001 also related primarily to investment in our global ERP system and to equipment for research and development purposes. As of December 31, 2003, we had no material commitment for capital expenditures.

        Net cash provided by financing activities was $12.1 million, $2.1 million and $1.9 million in 2003, 2002, and 2001, respectively, almost entirely as a result of net proceeds from the issuance of shares upon the exercise of stock options. We have available for use short-term revolving lines of credit at a number of commercial banks totaling up to $27 million. As of December 2003, we also have available for use committed credit lines of $50 million secured by one of our commercial bond portfolios. There are no financial covenants associated with these credit lines. As of December 31, 2003, we had no balance outstanding on our lines of credit. The availability under the lines of credit has been reduced, however, by $4.3 million in outstanding guarantees and letters of credit of which $1.4 million relates to the discontinued operation. Additionally, related to our discontinued operation, we have one advance payment guarantee in the amount of $2.2 million which stipulates that the Company will have at least $20 million of cash and long term investments and shareholders' equity of $100 million.

        We believe that based on our current operating forecast, the combination of existing working capital, expected cash flows from operations and available credit lines will be sufficient to finance our ongoing operations for the next twelve months. This belief takes into consideration the steps we have taken to limit certain customer-related risks through insuring a significant portion of our accounts receivable and achieving ISO 9000-2001 certification to help ensure the quality of our products and services, which in turn lowers our exposure to certain commercial risks. Depending upon our future growth, the success of our business initiatives and acquisition opportunities, and our transition towards an enterprise software business model, we will consider from time to time various financing alternatives and may seek to raise additional capital to finance our strategic efforts through debt or equity financing, the sale of non-strategic assets or entry into strategic arrangements.

        Set forth below are our contractual obligations and other commercial commitments over the medium term as of December 31, 2003 ($ in thousands):

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-Term Debt
Capital Lease Obligations
Operating Leases	19,518	5,213	12,285	2,020
Unconditional Purchase Obligations	2,384	2,384
Other Long-Term Obligations
Total Contractual Cash Obligations	21,902	7,597	12,285	2,020
		Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	Over 5 years
Lines of Credit
Standby Letters of Credit
Guarantees—continuing operations	2,924	1,055	578	157	1,134
Guarantees—discontinued operation	3,630	3,008	622
Standby Repurchase Obligations
Other Commercial Commitments
Total Commercial Commitments	6,554	4,063	1,200	157	1,134

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

        Foreign Currency Risk.    We conduct our business primarily in US dollars but also in the currencies of the United Kingdom, Canada, the European Union, Israel as well as other currencies. Thus, we are exposed to foreign exchange movements, primarily in UK, European and Israel currencies. We monitor foreign currency exposure and, from time to time, may enter into various derivative transactions to preserve the value of sales transactions and commitments.

        Interest Rate Risk.    We invest in investment-grade US corporate bonds and dollar deposits with FDIC-insured US banks. At least 75% of our securities investments are in corporate and US government agency bonds. Since these investments carry fixed interest rates and since our policy and practice is to hold these investments to maturity, interest income over the holding period is not sensitive to changes in interest rates. Up to 25% of our investment portfolio may be invested in investment grade Callable Range Accrual Notes whose principal is guaranteed. As of December 31, 2003, 19% of our investment portfolio consisted of such Notes. The Notes are subject to interest rate, liquidity and price risks. Since our policy is to hold these investments to maturity or until called, the interest income from these notes will not be effected by changes in their market value or to liquidity risk. However, a significant increase in prevailing interest rates may effect whether or not interest income is received for a particular period.

Recently Issued or Adopted Accounting Pronouncements

        The Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities" in January 2003 and Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" in May 2003. We have determined that neither of these pronouncements is applicable to us and, thus, they have no effect on our business, results of operations, and financial condition.

        In April 2003, the FASB issued Statement of Financial Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No.149"). SFAS No. 149 is intended to amend and clarify financial accounting for reporting for derivative instruments, including derivatives embedded in other contracts and hedging activities. The amendments improve financial reporting by: requiring that contracts with comparable characteristics be accounted for similarly; clarifying the circumstances under which a contract with an initial net investment meets the characteristics of a derivative; and clarifying when a derivative contains a financing component that requires special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material effect on our business, results of operations, and financial condition.

Factors That May Affect Future Results

        We operate globally in a dynamic and changing environment that involves numerous risks and uncertainties. The following section lists some, but not all, of those risks and uncertainties that could cause actual results and outcomes to differ materially from those contained in any forward-looking statement made by or on behalf of the Company.

        The Overall Economic Environment Continues to be Weak.    We are subject to the effects of general global economic and market conditions. Our operating results have been adversely affected as a result of recent unfavorable economic conditions and reduced information technology spending, particularly in the product segments in which we compete. During 2002, and continuing through 2003, there was an increase in demand for our type of products as customers allocated resources to enhance their recording and analysis capabilities for compliance and risk management and for security. However, customer purchase decisions may be significantly affected by a variety of factors including trends in spending for information technology and enterprise software, market competition, and the viability or announcement of alternative technologies. If economic conditions continue to be weak, demand for our products could decrease resulting in lower revenues, profits and cash flows.

        Our Business Strategy Continues to Evolve.    Historically we have supplied the hardware and some software for implementing multimedia recording solutions. Our shift towards providing professional support services and an enterprise software business model has required and will continue to require substantial change, potentially resulting in some disruption to our business. These changes may include changes in management and technical personnel; expanded or differing competition resulting from entering the enterprise software market; increased need to expand our distribution network to include system integrators which could impact revenues and gross margins, and, as our applications are sold either to our installed base or to new customers together with our recording platforms, the rate of adoption of our software applications by the market.

        We May Experience Difficulty Managing Changes in Our Business.    The changes in our business may place a significant strain on our operational and financial resources. We may experience substantial disruption from changes and could incur significant expenses and write-offs. Failing to carefully manage expense and inventory levels consistent with product demand and to carefully manage accounts receivable to limit credit risk, could materially adversely affect our results of operations.

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

        Risks Associated with Our Distribution Channels May Materially Adversely Affect Our Financial Results.    We have agreements in place with many distributors, dealers and resellers to market and sell our products and services in addition to our direct sales force. We derive a significant percentage of our revenues from one of our distributor channels and new channels may, in the future, account for a significant percentage of our revenues. Our top channel partner accounted for approximately 20%, 23% and 14% of our revenues in 2003, 2002 and 2001, respectively. Our financial results could be materially adversely affected if our contracts with channel partners were terminated, if our relationship with channel partners were to deteriorate or if the financial condition of our channel partners were to weaken. In addition, as our market opportunities change, we may have increased reliance on particular channel partners, which may negatively impact gross margins. There can be no assurance that we will be successful in maintaining or expanding these channels. If we are not successful, we may lose sales opportunities, customers and market share. In addition, some of our channel partners are suppliers of telecommunication infrastructure equipment. There can be no assurance that our channel partners will not develop or market VOIP, software applications and storage products and services in competition with us in the future.

        Our Uneven Sales Patterns Could Significantly Impact Our Quarterly Revenues and Earnings.    The sales cycle for our products and services is variable, typically ranging between a few weeks to several months from initial contact with the potential client to the signing of a contract. Frequently, sales orders accumulate towards the latter part of a given quarter. Looking forward, given the lead-time required by our contract manufacturer, if a large portion of sales orders are received late in the quarter, we may not be able to deliver products within the quarter and thus such sales will be deferred to a future quarter. There can be no assurance that such deferrals will result in sales in the near term, or at all. Thus, delays in executing client orders may affect our revenue and cause our operating results to vary widely. Additionally, as a high percentage of our expenses, particularly employee compensation, is relatively fixed, a variation in the level of sales, especially at or near the end of any quarter, may have a material adverse impact on our quarterly operating results.

        Competitive Pricing and Difficulty Managing Product Costs Could Materially Adversely affect Our Revenues and Earnings.    The market for our products and related services, in general, is highly competitive. Additionally, some of our principal competitors such as Witness, Inc. and Verint, Inc. may have significantly greater resources and larger customer bases than do we. We have seen evidence of deep price reductions by our competitors and expect to continue to see such behavior in the future, which, if we are required to match such discounting, will adversely affect our gross margins and results of operations. To date, we have been able to manage our product design and component costs. However, there can be no assurance that we will be able to continue to achieve reductions in component and product design costs. Further, the relative and varying rates of increases or decreases in product price and cost could have a material adverse impact on our earnings.

        Our Gross Margins are Highly Dependent upon Our Product Mix.    It is difficult to predict the exact mix of products for any period between hardware, software and services as well as within the product category between audio platforms and related applications and digital video. As each of our product types and services have different gross margins, changes in the mix of products in a period will have an impact, and perhaps a material impact, on our gross profit and net income in that period.

        If Our Suppliers Are Not Able to Meet Our Requirements, We Could Have Decreased Revenues and Earnings:

  •
  In 2002, we migrated the manufacturing of all of our key products to a contract manufacturer. The TCS product line is also manufactured by a third party. We may experience delivery delays due the inability of the outsourcers to consistently meet our quality or delivery requirements. If these suppliers or any other supplier were to cancel contracts or commitments with us or fail to meet the quality or delivery requirements needed to satisfy customer orders for our products, we could lose time-sensitive customer orders and have significantly decreased quarterly revenues and earnings, which would have a material adverse effect on our business, results of operations and financial condition.

  •
  Should we have on-going performance issues with our contract manufacturers, the process to move from one contractor to another is a lengthy and costly process that could affect our ability to execute customer shipment requirements and /or might negatively affect revenue and/or costs.

        We depend on certain critical components in the production of our products and parts. Some of these components are obtained only from a single supplier and only in limited quantities. In addition, some of our major suppliers use proprietary technology and software code that could require significant redesign of our products in the case of a change in vendor. Further, as suppliers discontinue their products, or modify them in manners incompatible with our current use, or use manufacturing processes and tools that could not be easily migrated to other vendors, we could have significant delays in product or spare parts availability, which would have a significant adverse impact on our results of operations and financial condition.

        Undetected Problems in Our Products Could Directly Impair our Financial Results.    If flaws in design, production, assembly or testing of our products (by us or our suppliers) were to occur, we could experience a rate of failure in our products that would result in substantial repair, replacement or service costs and potential liability and damage to our reputation. There can be no assurance that our efforts to monitor, develop, modify and implement appropriate test and manufacturing processes for our products will be sufficient to permit us to avoid a rate of failure in our products that results in substantial delays in shipment, significant repair or replacement costs or potential damage to our reputation, any of which could have a material adverse effect on our business, results of operations and financial condition.

        Our Growth is Dependent upon Recruiting and Retaining Key Personnel.    If our growth continues, we will be required to hire and integrate new employees. There can be no assurance that we will be able to successfully recruit and integrate new employees. Competition for highly skilled employees, including sales, technical and management personnel, may again become high in the technology industry. We may experience personnel changes as a result of our move from multimedia recording equipment towards business performance solutions. Our inability to attract and retain highly qualified employees or retain the services of key personnel, could have a material adverse effect on our results of operations and financial position.

        We May Experience Difficulty Managing Operational Expansion.    We have recently established a sales and service infrastructure in India by recruiting sales and service personnel in order to bring about further growth in revenue in the Asia Pacific market and have expanded our professional services group to include business consultants. We may establish additional operations where growth opportunities are projected to warrant the investment. However, we cannot assure you that our revenues will increase as a result of this expansion or that we will be able to recover the expenses we incurred in effecting the expansion. Our failure to effectively manage our expansion of our sales, marketing, service and support organizations could have a negative impact on our business. To accommodate our global expansion, we are continuously implementing new or expanded business systems, procedures and controls. There can be no assurance that the implementation of such systems, procedures, controls and other internal systems can be completed successfully.

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

        Our Business Could Be Materially Adversely Affected as a Result of the Risks Associated with Acquisitions and Investments.    As part of our growth strategy, we have made a number of acquisitions and have made minority investments in complementary businesses, products or technologies. We frequently evaluate the tactical or strategic opportunity available related to complementary businesses, products or technologies. The process of integrating an acquired company's business into our operations and/or of investing in new technologies, may result in unforeseen operating difficulties and large expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business. Other risks commonly encountered with acquisitions include the effect of the acquisition on our financial and strategic position and reputation; the failure of the acquired business to further our strategies, the inability to successfully integrate or commercialize acquired technologies or otherwise realize anticipated synergies or economies of scale on a timely basis and the potential impairment of acquired assets. Moreover, there can be no assurance that the anticipated benefits of any acquisition or investment will be realized. Future acquisitions or investments contemplated and/or consummated could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, and amortization expenses related to intangible assets, any of which could have a material adverse effect on our operating results and financial condition. There can be no assurance that we will be successful in making additional acquisitions or effective in integrating such acquisitions into our existing business. In addition, if we consummate one or more significant acquisitions in which the consideration consists, in whole or in part, of ordinary shares or American Depositary Shares (ADSs), representing our ordinary shares, shareholders would suffer dilution of their interests in us. We have also invested in companies, which can still be considered in the start-up or development stages. These investments are inherently risky as the market for the technologies or products they have under development are typically in the early stages and may never materialize. We could lose our entire initial investment in these companies.

        We May Be Unable to Keep Pace with Rapid Industry, Technological and Market Changes.    The market for our products and services is subject to rapid technological change and new product introductions. Current competitors and/or new market entrants may develop new, proprietary products with features that could adversely affect the competitive position of our products. We may not successfully anticipate market demand for new products or services, or introduce them in a timely manner. The convergence of voice and data networks, and wired and wireless communications could require substantial modification and customization of our current products and business models, as well as the introduction of new products. Further, customer acceptance of these new technologies may be slower than we anticipate. We may not be able to compete effectively in these markets. In addition, our products must readily integrate with major third party security, telephone, front-office and back-office systems. Any changes to these third party systems could require us to redesign our products, and any such redesign might not be possible on a timely basis or achieve market acceptance. Additional factors that may cause actual results to differ materially from our expectations include industry specific factors; our ability to continuously develop, introduce and deliver commercially viable products, solutions and technologies, and the market's rate of acceptance of the solutions we offer and our ability to keep pace with market and technology changes and to compete successfully.

        If Our Advanced Compliance Recording Solutions Fail to Record Our Customers' Interactions, We May be Subject to Liability and Our Reputation May be Harmed.    Many of our customers use our solutions to record and to store recordings of commercial interactions. These recordings are used to provide back-up and verification of transactions and to guard against risks posed by lost or misinterpreted voice communications. These customers rely on our solutions to record, store and retrieve voice data in a timely, reliable and efficient manner. If our solutions fail to record our customer's interactions or our customers are unable to retrieve stored recordings when necessary, we may be subject to liability and our reputation may be harmed. Although we attempt to limit any potential exposure through quality assurance programs, insurance and contractual terms, we cannot assure you that we will eliminate or successfully limit our liability for any failure of our recording and storage solutions.

        We Face Potential Product Liability Claims Against Us.    Our products focus specifically on organizations' business-critical operations. We may be subject to claims that our products and/or services are defective or that some function or malfunction of our products caused or contributed to property, bodily or consequential damages. We minimize this risk by incorporating provisions into our distribution and standard sales agreements that are designed to limit our exposure to potential claims of liability. We carry product liability insurance in the amount of $15,000,000 per occurrence and $15,000,000 overall per annum. No assurance can be given that all claims will be covered either by the contractual provisions limiting liability or by the insurance, or that the amount of any individual claim or all claims will be covered by the insurance or that the amount of any individual claim or all claims in the aggregate will not exceed policy coverage limits. A significant liability claim against us could have a material adverse effect on our results of operations and financial position.

        If We are Unable to Maintain the Security of Our Systems, Our Business, Financial Condition and Operating Results Could be Harmed.    The occurrence of or perception of occurrence of security breaches in the operation of our business or by third parties using our products could harm our business, financial condition and operating results. Some of our customers use our products to compile and analyze highly sensitive or confidential information. We may come into contact with such information or data when we perform service or maintenance functions for our customers. While we have internal policies and procedures for employees in connection with performing these functions, the perception or fact that any of our employees has improperly handled sensitive information of a customer or a customer's customer could negatively impact our business. If, in handling this information we fail to comply with our privacy policies or privacy and security laws, we could incur civil liability to government agencies, customers and individuals whose privacy was compromised. If personal information is received or used from sources outside the US, we could be subject to civil, administrative or criminal liability under the laws of other countries. In addition, third parties may attempt to breach our security or inappropriately use our products through computer viruses, electronic break-ins and other disruptions. If successful, confidential information, including passwords, financial information, or other personal information may be improperly obtained and we may be subject to lawsuits and other liability. Any internal or external security breaches could harm our reputation and even the perception of security risks, whether or not valid, could inhibit market acceptance of our products.

        Our Business May Suffer if We Cannot Protect Our Intellectual Property.    Our success is dependent, to a significant extent, upon our proprietary technology. We currently rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure and non-competition agreements, as well as third party licenses to establish and protect the technology used in our systems. However, we cannot assure you that such measures will be adequate to protect our proprietary technology that competitors will not develop products with features based upon, or otherwise similar to our systems or that third party licenses will be available to us or that we will prevail in any proceeding instituted by us in order to enjoin competitors from selling similar products.

        We May Become Involved in Litigation that May Materially Adversely Affect Us.    In our industry, there has been extensive litigation regarding patents and other intellectual property rights. Although we believe that our products do not infringe upon the proprietary rights of third parties, we cannot assure you that one or more third parties will not make a contrary claim or that we will be successful in defending such claim. If any of our products were found to infringe a third party's proprietary rights, we could be required to enter into royalty or licensing agreements to be able to sell our products, which may not be available on terms acceptable to us or at all.

        New Accounting Pronouncements Could Require Us to Change the Way in Which We Account for Employee Stock Options, Which Would Result in a Reduction of our Net Income and Earnings Per Share.    The FASB and other financial accounting standard-setting bodies internationally are currently addressing issues related to stock-based payments and alternative methods of valuing those payments. The goal of these activities is to develop one set of international accounting pronouncements for share-based payments. We expect those accounting pronouncements, if issued, to require a method which would require us to expense the fair value of stock options granted and of the discount on stock issued though Employee Stock Ownership Programs. This would result in us reporting increased expenses in our statement of operations and a consequent reduction of our net income and earnings per share.

        Changes in Regulations Could Materially Adversely Affect Us.    Our business, results of operations and financial condition could be materially adversely affected if laws, regulations or standards relating to our products or us are newly implemented or changed.

        Changes in Israeli Government Benefit Programs Could Materially Adversely Affect Us.    We derive and expect to continue to derive significant benefits from various programs and laws in Israel including tax benefits relating to our "Approved Enterprise" programs and certain grants from the Office of the Chief Scientist, or OCS, for research and development. To be eligible for these grants, programs and tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets and conducting the research, development and manufacturing of products developed with such OCS grants in Israel (unless a special approval has been granted). From time to time, the Israeli Government has discussed reducing or eliminating the availability of these grants, programs and benefits and there can be no assurance that the Israeli Government's support of grants, programs and benefits will continue. Pursuant to an amendment to Israeli regulations, income from two of our "Approved Enterprises" is exempt from income tax for only two years. Following this two-year period, the "Approved Enterprise" will be subject to corporate tax at a reduced rate of 10-25% (based on the percentage of foreign ownership in each taxable year) for the following eight years. Income from the other two "Approved Enterprises" is tax exempt for four years. Following this four-year period, the "Approved Enterprises" are subject to corporate tax at a reduced rate of 10-25% (based on the percentage of foreign ownership in each taxable year) for the following six years. If grants, programs and benefits available to us or the laws under which they were granted are eliminated or their scope is further reduced, or if we fail to meet the conditions of existing grants, programs or benefits and are required to refund grants or tax benefits already received (together with interest and certain inflation adjustments) or fail to receive approval for future Approved Enterprises, our business, financial condition and results of operations could be materially adversely affected.

        We May be Adversely Affected by the Recently Enacted Tax Reform in Israel.    On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of "controlled foreign corporation" was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

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

        Our Business Could be Materially Adversely Affected By War, Terrorism and Natural Disaster.    In the event of war, acts of terrorism or natural disaster, such as widespread disease, earthquake, or flood, we could experience significant business interruption. Such conflicts may also cause damage or disruption to transportation and communication systems, which could effect our suppliers' ability to deliver products and to our employees' and channel partners' ability to conduct business and provide services. A significant portion of our operations are located in Israel. As a result, we are directly influenced by the political, economic and military conditions affecting Israel and its neighboring region. Any major hostilities involving Israel could have a material adverse effect on our business. We have developed contingency plans to provide ongoing services to our customers in the event political or military conditions disrupt our normal operations. These plans include the transfer of some operations within Israel to various of our other sites outside of Israel. If we have to implement these plans, our operations would be disrupted and we may incur significant additional expenditures, which would adversely affect our business and results of operations.

        Our Stock Price is Volatile.    Numerous factors, some of which are beyond our control, may cause the market price of our ordinary shares or our ADSs, each of which represents one ordinary share, to fluctuate significantly. These factors include, among other things, announcements of technological innovations, development of or disputes concerning our intellectual property rights, customer orders or new products by us or our competitors, currency exchange rate fluctuations, earnings releases by us or our competitors, market conditions in the industry and the general state of the securities market with particular emphasis on the technology and Israeli sectors of the securities market.

Item 6.    Directors, Senior Management and Employees.

Directors and Senior Management

        The following table sets forth, as of April 15,2004, the name, age and position of each of our directors and executive officers:

Name	Age	Position
Ron Gutler(2)(4)	46	Chairman of the Board of Directors
Joseph Atsmon(2)	55	Vice-Chairman of the Board of Directors
Rimon Ben-Shaoul(4)	58	Director
Yoseph Dauber(1)(4)	68	Director
Dan Falk(1)(2)(3)(4)	59	Director
John Hughes	52	Director
David Kostman	39	Director
Dr. Leora Meridor(1)(2)(3)	56	Director
Timothy Robinson(2)	40	Director
Haim Shani	47	President and Chief Executive Officer
Lauri Hanover	44	Corporate Vice President and Chief Financial Officer
Koby Huberman	46	Corporate Vice President, Business Development
Avner Hermoni	56	Corporate Vice President and Chief Operations Officer
Daphna Kedmi	50	Corporate Vice President, General Counsel and Corporate Secretary
Zvi Baum	48	Corporate Vice President, General Manager Product Division
Yoav Zaltzman	45	Corporate Vice President & General Manager Intelligence Solutions Division
Doron Eidelman	48	Corporate Executive Vice President & President NiceVision
Dr. Shlomo Shamir	56	President and Chief Executive Officer, NICE Systems Inc.
Jim Park	47	President and Chief Executive Officer, NICE CTI Systems UK Ltd.
Eran Porat	41	Corporate Controller

(1)
Member of the Internal Audit Committee.

(2)
Member of the Audit Committee.

(3)
Outside Director. See "—Outside Directors."

(4)
Member of the Compensation Committee

        Set forth below is a biographical summary of each of the above-named directors and executive officers of NICE.

        Ron Gutler has been a director of NICE since May 2001 and chairman of the board since May 2002. Mr. Gutler is currently the chairman of G.J.E 121 Promoting Investment Ltd., a real estate investment company. Between 2000 and 2002, he managed the Blue Border Horizon Fund, a global macro fund. Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company (currently part of Deutche Bank). Between 1987 and 1999, he filled various positions with Bankers Trust. Mr. Gutler headed the Trading and Sales Activities in Asia, South America and Emerging Europe. He also established and headed the Israeli office of Bankers Trust. Mr. Gutler holds a Bachelor's degree in economics and international relations and a Master's degree in Business Administration, cum laude, both from the Hebrew University, Jerusalem.

        Joseph Atsmon has been a director of NICE since September 2001 and Vice-Chairman of the Board since May 2002. Mr. Atsmon currently serves as a Director of Ceragon Networks and of Radvision Ltd. From 1995 until 2000, Mr. Atsmon served as Chief Executive Officer of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998. Mr. Atsmon had a twenty year career with Tadiran Ltd. In his last role at Tadiran Ltd., Mr. Atsmon served as Corporate VP for business development. Prior to that, he served as President of various military communications divisions. Mr. Atsmon received a B.Sc. in Electrical Engineering, suma cum laude, from the Technion, Israel Institute of Technology.

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

        Yoseph Dauber has been a director of NICE since April 2002. Until June 2002 Mr. Dauber was deputy chairman of the board of Management and joint Managing Director of Bank Hapoalim and was responsible for the commercial division of the bank. During the years 1994-1996 and until 6/ 2002 Mr. Dauber served as Chairman of Poalim American Express and of the Isracard Group. He now serves as a member of the Board of Bank Hapoalim. Mr. Dauber holds a Bachelor's degree in Economics and Statistics from the Hebrew University of Jerusalem.

        Dan Falk has been a director of NICE since January 2002. Mr. Falk serves as a member of the boards of directors of Orbotech Systems Ltd., Attunity Ltd., Orad Ltd., Netafim Ltd., Visionix Ltd., Ramdor Ltd., Medcon Ltd., Ormat Industries Ltd., ClickSoftware Technologies Ltd., Dor Chemicals Ltd. and Poalim(C.M.) Hi-Tech Ltd., all of which are Israeli companies. In 1999 and 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V. From 1985 to 1999, Mr. Falk served in various positions in Orbotech Systems Ltd., the last of which were Chief Financial Officer and Executive Vice President. From 1973 to 1985, he served in several executive positions in the Israel Discount Bank. Mr. Falk holds a Bachelor's degree in Economics and Political Science and a Master's degree in Business Administration from the Hebrew University, Jerusalem. As described above, Mr. Falk serves on the board of directors of a number of companies, both public and private and qualifies as an Outside Director under Israeli law. See "—Outside Directors."

        John Hughes has been a director of NICE since November 2,2002. Mr. Hughes is currently Executive Vice President and CEO of all civil activities for the Thales Group. During the years 1997 until 2000 he held positions with Lucent Technologies, and was President of its GMS/UMTS division and in the years 1991 through 1997, Mr. Hughes served as Director Convex Global Field operations within the Hewlett Packard Company. Prior to that Mr. Hughes held various positions with UK and US companies. Mr. Hughes holds a bachelor of science degree in Electrical and Electronic Engineering from the University of Hertfordshire.

        David Kostman has been a director of NICE since January 2000. Mr. Kostman is currently the Chief Operating Officer of Delta Galil USA Inc., a subsidiary of Delta Galil Industries Ltd., a Nasdaq-listed apparel manufacturer. Until May, 2002 he was the President of VerticalNet, Inc. and of VerticalNet International, which he joined in June 2000. Prior thereto, Mr. Kostman was a Managing Director in the Investment Banking Division of Lehman Brothers Inc., which he joined in 1994. Mr. Kostman holds a bachelor's degree in law from Tel-Aviv University and a master's degree in business administration from INSEAD, France.

        Leora (Rubin) Meridor has been a director of NICE since January 2002. Since 2001, Dr. Meridor has been the Chairman of the Board of Bezeq International and Walla Telecommunication. From 1996 to 2000, Dr. Meridor served as Senior Vice President, Head of the Credit and Risk Management Division of the First International Bank of Israel. Between 1983 and 1996 Dr. Meridor held various positions in the Bank of Israel, the last of which was Head of the Research Department. Dr. Meridor has held various teaching positions with the Hebrew University and holds a Bachelor's degree in mathematics and physics, a Master's degree in Mathematics and a PhD in Economics from the Hebrew University, Jerusalem. Dr. Meridor serves on several boards of directors and qualifies as an Outside Director under Israeli law. See "—Outside Directors."

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

        Haim Shani has served as President and Chief Executive Officer of NICE since January 2001. Mr. Shani came to NICE from Applied Materials (Israel), where he served as General Manager in its Israeli office from 1998 to 2000, heading up the Process Diagnostic and Control (PDC) business group formed following the acquisition by Applied Materials of Opal Ltd. and Orbot Instruments, Ltd. Prior to joining Applied Materials, Mr. Shani held various management positions at Orbotech Ltd. From 1995 to 1998, he served as Corporate Vice President of Marketing and Business Development, from 1993 to 1995, he served as President of Orbotech's subsidiary in Asia Pacific, based in Hong Kong and from 1992 to 1993, he served as President of Orbotech Europe, based in Brussels. From 1982 to 1992, Mr. Shani held various management positions at Scitex Corporation and IBM Israel. Mr. Shani holds a bachelor's degree in industrial and management engineering from the Technion—Israel Institute of Technology and a master's degree in business administration from INSEAD, France.

        Lauri Hanover has served as Corporate Vice President and Chief Financial Officer of NICE since December 2000. Ms. Hanover previously served as Executive Vice President and Chief Financial Officer of Sapiens International Corporation N.V. since March 1997. From 1984 to 1997, Ms. Hanover served in a variety of financial management positions, including Corporate Controller, at Scitex Corporation Ltd. Prior thereto, Ms. Hanover was a senior financial analyst at Philip Morris Companies, Inc.(Altria) Ms. Hanover holds a bachelor's degree in finance from the Wharton School of Business and a bachelor of arts degree from the College of Arts and Sciences, both of the University of

Pennsylvania. Ms. Hanover also holds a master's degree in business administration from New York University. Ms. Hanover is a Director of Nova Measuring Instruments Ltd. and NUR Macroprinters Ltd.

        Koby Huberman has served as Corporate Vice President, Business Development of NICE since January 2000. From 1998 to January 2000, Mr. Huberman served as Vice President of Marketing for the Enterprise Internetworking Systems Group of Lucent Technologies Ltd. and, from 1995 to 1998, he was Vice President of Global Marketing and Business Development for Lannet Data Communications Ltd., which was acquired by Lucent in 1998. Prior thereto, Mr. Huberman was the Managing Director of ServiceSoft Europe, a pan-European leading vendor of artificial intelligence and knowledge-based software for call center and customer service applications. Mr. Huberman holds a bachelor's degree in economics and business administration from the Leon Recanati Business School of Tel-Aviv University.

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

        Yoav Zaltzman has served as Corporate Vice President, Business Operations of NICE since May 2001 and is now Corporate Vice President& General Manager Intelligence Solutions Division. Prior to joining NICE, Mr. Zaltzman served as Senior Director of Sales for Applied Materials Israel since 1997. From 1994 to 1997, Mr. Zaltzman served as General Manager of Orbot Instruments in Europe, based in Brussels, which was acquired by Applied Materials in 1997. From 1987 to 1992, Mr. Zaltzman held various sales and marketing positions for Oracle in Israel. Mr. Zaltzman holds a bachelor's degree in Computer Sciences and a master's degree in business administration, both from Tel Aviv University.

        Doron Eidelman serves as Corporate Executive Vice President and President NiceVision since May 2002. Previously, he was COO of AudioCodes, a telecommunications company. From 1992 to 2001, Mr. Eidelman was Executive Vice President and President of the Display Division of Orbotech and from 1987 to 1992, he held various positions in Optrotech, the last of which was Vice President. Mr. Eidelman served in an elite intelligence unit in the IDF and was awarded the prestigious Israel Defense Award. He holds a bachelor's degree in electronic engineering from the Technion-Israel Institute of Technology and a master's degree in electronic engineering from the University of Tel Aviv.

        Zvi Baum is currently Corporate Vice President & General Manager Product Division. He previously served as Director of Product Management in the CEM Division of NICE and since May 2003 was in the position of Corporate VP of Marketing. Before joining NICE, Mr. Baum served as the Managing Director of Call Vision Israel Ltd—a company that specialized in the development of advanced web-based quality monitoring solutions for call centers. Prior to that, he served as the VP of International Sales and Marketing at STS Software Systems which developed recording solutions and was acquired by NICE at the end of 1999. Between 1987 and 1998 Mr. Baum worked for a number of American and European companies in several areas, including technical management, marketing and channel management. Mr. Baum holds a B.Sc. in Engineering from the Technion—Israel Institute of Technology and M.Sc. in Computer Science and MBA—both from the University of California LA (UCLA).

        Dr. Shlomo Shamir has served as President and Chief Executive Officer of NICE Systems Inc., NICE's wholly owned subsidiary and corporate headquarters in North America, since April 2001. Dr. Shamir previously served as President and CEO of CreoScitex America, Inc. from 2000 to April 2001. From 1997 to 2000, Dr. Shamir served as President and CEO of Scitex America Corp. and from 1994 to 1997, he served as its Corporate Vice President of Operations. Prior to 1994, Dr. Shamir served in the IDF where he attained the rank of Brigadier General. Dr. Shamir also built and led the planning division in the IDF headquarters and served as Israel's military attaché to Germany. Dr. Shamir holds a bachelor's degree in physics from the Technion—Israel Institute of Technology and masters of science and PhD degrees in engineering and economic systems from Stanford University.

        Jim Park is currently the President of NICE Systems CTI UK Ltd, NICE's wholly owned subsidiary and corporate headquarters in EMEA. Mr. Park was previously CEO of Thales Contact Solutions (Previously Racal Recorders) which was acquired, by NICE, in Nov 2002. Prior to Joining Racal, in 1998, Mr. Park held various senior management positions at Mitel Telecom. From 1996 to 1998 he served as General Manager for Mitel's EMEA switching business, from 1994 to 1996 he was VP of business development, from 1991 to 1994 he was director of Marketing and from 1982 to 1991 he held various sales management roles, in Europe, the Middle East and Africa. Mr. Park's early career was spent in various engineering roles with Siemens UK (1979 to 1982) and British Telecom (1974 to 1979), who sponsored him through college.

        Avner Hermoni has served as the Company's Chief Operations Officer since October 1,2003. Prior to that he was chief executive officer of Shiron Satellite Communications Ltd., a company that develops and deploys innovative two-way, broadband, IP over satellite solutions. Prior to joining Shiron, Mr. Hermoni fulfilled the dual positions of Managing Director at Kulicke & Soffa (Israel) Ltd. and Corporate Vice President at Kulicke & Soffa Industries Inc. Among other positions, he has also served as President of ORBOT Instruments Ltd. Co-Managing Director of ORBOT Europe S.A. in Brussels and Vice President of Marketing at SURON—Kibbutz Ma'agan Michael. Mr. Hermoni holds a B.A. in Advanced Economics from the University of Haifa.

        Eran Porat has served as Corporate Controller of NICE since March 2000. From 1997 to February 2000, Mr. Porat served as Corporate Controller of Technomatics Technologies Ltd. From 1996 to 1997, he served as Corporate Controller of Nechushtan Elevators Ltd. Mr. Porat is a CPA and holds a bachelor's degree in economics and accounting from the University of Tel-Aviv.

Compensation

        The aggregate compensation paid to or accrued on behalf of all our directors and executive officers as a group (24 persons) during 2003 consisted of approximately $3.7 million, in salary, fees, bonus, commissions and directors' fees and $80,000 in amounts set aside or accrued for to provide pension, retirement or similar benefits, but excluding amounts we expended for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

        During 2003, our officers and directors received, in the aggregate, options to purchase up to 325,000 ordinary shares under our 1995 and 2003 Stock Option Plans. These options have an average exercise price of $22.38 and will expire 6 years after the date the options were granted.

        Compensation and reimbursement for Outside Directors (as described below) is statutorily determined pursuant to the Israeli Companies Law, 5759-1999, or the Israeli Companies Law. The statutory rates for Outside Directors is approximately NIS 46,000 per annum and approximately NIS 1,800 per meeting. Compensation and reimbursement of all other directors who do not serve as officers are the same as the statutory rates paid to Outside Directors except for the chairman of the Board who receives 150% of the annual amount and an additional monthly fee of approximately $4000 and the vice chairman of the Board who receives 137.5% of the annual amount

Board Practices

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

        To qualify as an outside director, an individual or his or her relative, partner, employer or any entity under his or her control, may not have as of the date of appointment as an outside director, and may not have had during the previous two years, any affiliation with the company, with any entity controlling the company on the date of the appointment or with any entity that is a controlling shareholder, on the date of the appointment or during the previous two years, is the company or an entity controlling the company. In general, the term "affiliation" includes:

  •
  an employment relationship;

  •
  a business or professional relationship maintained on a regular basis;

  •
  control; and

  •
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

  •
  the majority of shares voted at the meeting shall include at least one-third of the shares of non-controlling shareholders present at the meeting and voting on the matter (without taking into account the votes of the abstaining shareholders); or

  •
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

        Our outside directors were elected at a Special General Meeting held on December 26, 2001. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service as director of the company.

Independent Directors

        We are also subject to the rules of the Nasdaq National Market applicable to listed companies. Under the Nasdaq rules applicable to us, we are required to appoint a minimum of two independent directors. The independence standard under the Nasdaq rules currently in effect excludes any person who is a current or former employee of a company or any of its affiliates, as well as any immediate family member of an executive officer of a company or any of its affiliates. A majority of our current directors meet the independence standard of the Nasdaq rules currently in effect and applicable to us.

        In November 2003, Nasdaq announced certain changes to its corporate governance requirements with respect to director independence and audit committees. These changes, which will be effective as to us on July 31, 2005, provide, among other things, that the majority of the members of a company's board of directors must be independent. For purposes of Nasdaq, an "independent director" is a person who is not an officer or employee of the company or any of its subsidiaries and who does not have a relationship that, in the opinion of the board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. All of our current directors meet the independence standard of the Nasdaq rules which will be effective as to us on July 31, 2005.

        The revised Nasdaq rules require that director nominees be selected or recommended for the board's selection either by a nominations committee composed solely of independent directors or by a majority of independent directors. Companies must certify that they have adopted a formal written nominating committee charter or board resolution addressing the nomination process. Our director nominees are selected by a majority of independent directors, and we anticipate that our board will adopt a board resolution formalizing that process prior to July 31, 2005.

Audit Committee

        The revised Nasdaq rules also require that the audit committee of a listed company must be composed of at least three directors, each of whom is (i) independent; (ii) does not receive any compensation (except for board fees) from the company; (iii) is not an affiliated person of the company or any subsidiary; and (iv) has not participated in the preparation of the company's (or a current subsidiary's) financial statements during the past three years. All of the current members of our audit committee (presently comprised of Ron Gutler (Chairman), Dan Falk, Leora Meridor, Joseph Atsmon, and Timothy Robinson) meet the revised Nasdaq standards described above.

        The audit committee must also have, and our audit committee has adopted, a charter specifying the committee's purpose and outlining its duties and responsibilities which include, among other things: (i) appointing, retaining and compensating the company's independent auditor, subject to shareholder approval and (ii) pre-approving all auditing and non-auditing services of the independent auditor, subject to de minimus exceptions for other than audit, review or attest services that are approved by the committee prior the audit. The audit committee must review and approve all related party transaction.

        Finally, the revised Nasdaq rules require that all companies have a code of conduct in effect that applies to all employees and directors and addresses the same topics required by a code of ethics for senior financial officers. We have adopted such a code of conduct. See Item 16 B for a discussion of our code of ethics.

        We believe we currently meet the new Nasdaq requirements and we intend to continue to take all actions as may be necessary for us to maintain our compliance with applicable Nasdaq requirements.

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

Internal Auditor

        Under the Israeli Companies Law, the board of directors must appoint an internal auditor, proposed by the internal audit committee. The role of the internal auditor is to examine, among other matters, whether the company's activities comply with the law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may be an employee of the company but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company's independent accounting firm or its representative. We have appointed an internal auditor in accordance with the requirements of the Israeli Companies Law.

Compensation Committee

        The compensation committee is responsible for making recommendations to the board with respect to all director and officer compensation issues including the grant of stock options. The current members of our compensation committee are Messrs. Falk (Chairman), Ben Shaoul, Dauber, and Gutler.

Employees

        At December 31, 2003, we had approximately 1045 employees worldwide, which represented a decrease of 3% from year-end 2002.

        The following table sets forth the number of our full-time employees at the end of each of the last three fiscal years as well as the main category of activity and geographic location of such employees:

	At December 31,
Category of Activity
	2001	2002	2003
Operations	90	66	55
Customer Support	185	266	299
Sales & Marketing	160	285	270
Research & Development	208	253	256
General & Administrative	115	152	134

Total Excl. COMINT DF	758	1,022	1,014

COMINT DF	74	54	31
Total Incl. COMINT DF	832	1,076	1,045
Geographic Location
Israel	543	498	478
North America	260	332	333
Europe	22	230	180
Asia Pacific	7	16	23

Total Excl. COMINT DF	767	1,022	1,014

COMINT DF	65	54	31

Total	832	1,076	1,045

        We also utilize temporary employees in various activities. On average, we employed approximately 47 such temporary employees and 103 contractor employees (not included in the numbers set forth above) during 2003.

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

        Israeli law generally requires the payment by employers of severance pay upon the death of an employee, his retirement or upon termination of employment by the employer without due cause. We currently fund our ongoing severance obligations by making monthly payments to approved severance funds or insurance policies. Please see Note 2(s) to our consolidated financial statements. In addition, according to the National Insurance Law, Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, an organization similar to the United States Social Security Administration. These contributions entitle the employees to benefits in periods of unemployment, work injury, maternity leave, disability, reserve military service and bankruptcy or winding-up of the employer. Since January 1, 1995, such amount also includes payments for national health insurance. The payments to the National Insurance Institute are equal to approximately 16.25% of an employee's wages, of which the employee contributes approximately 66% and the employer contributes approximately 34%.

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

Share Ownership

        As of April 7, 2004, our directors and executive officers beneficially owned an aggregate of 4071 ordinary shares, or approximately 0.02% of our outstanding ordinary shares. Rimon Ben-Shaoul, one of our directors, is deemed to have as of March 18 2004 beneficial ownership of 260,000 ordinary shares (approximately 1.5 % of our outstanding ordinary shares) held by Koonras Technologies Ltd., of which he is the Co-Chairman of the Board, President and Chief Executive Officer. Other than Mr. Ben-Shaoul, no individual director or executive officer beneficially owns 1% or more of our outstanding ordinary shares.

        As of March 31, 2004 all of our directors and executive officers, in the aggregate, held options under our stock option plans to purchase up to 1,674,347 ordinary shares.

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

        Pursuant to the Tax Reform (as defined below) and in order to comply with the provisions of Section 102 of the Income Tax Ordinance (Amendment No. 132), 5762-2002 (the "Ordinance"), on February 11, 2003 our board of directors adopted an addendum to our share option plan with respect to options granted as of January 1, 2003 to grantees who are residents of Israel (the "Addendum"). The Addendum does not add to nor modify our share option plan in respect of grantees that are not residents of Israel. On December 19, 2003 the board of directors resolved to elect the "Capital Gains Route" (as defined in Section 102(b)(2) of the Ordinance) for the grant of options to Israeli grantees. Generally, subject to the fulfillment of the provisions of Section 102 of the Ordinance, under the Capital Gains Route gains realized from the sale of shares issued upon exercise of options shall be taxed at a rate of only 25% and not at the marginal income tax rate applicable to the grantee (up to 50%). In general, according to the Addendum and pursuant to the election of the Capital Gains Route by our board of directors, all options granted to Israeli grantees, shares issued upon exercise of such options and any bonus shares issued with respect to such shares, shall be held in trust for the benefit of the grantee and registered in the name of a trustee appointed by the Company and approved by the Israeli tax authorities. Such options and shares will, subject to the provisions of Section 102 of the Ordinance and any regulations, rules or orders promulgated thereunder, be held in trust for a period of two years from the end of the tax year in which the options are granted and shall not be released from the trust prior to the payment of the grantee's tax liabilities. In the event the requirements of Section 102 for the allocation of options according to the Capital Gains Route are not met—the options will be regarded as options granted under Section 102(c) of the Ordinance and the applicable marginal income tax rate shall apply. The Addendum, the trustee and the Company's election of the "Capital Gains Route" is approved by the Israeli tax authorities.

        The 1995 Plan is generally administered by our board of directors which determines the grantees under the 1995 Plan and the number of options to be granted. As of March 31, 2004, options to purchase 2,613,439 ordinary shares were outstanding under the 1995 Plan at a weighted average exercise price of $37.37

1997 Executive Share Option Plan

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

        The 1997 Plan is generally administered by our board of directors, which determines the grantees under the 1997 Plan and the number of options to be granted. As of March 31, 2004, there were no outstanding options to purchase ordinary shares under the 1997 Plan. All of the outstanding options under this plan have expired.

2001 Stock Option Plan

        In 2001, we adopted the NICE-Systems Ltd. 2001 Stock Option Plan, or 2001 Plan, for the purpose of providing an incentive to certain employees, directors, officers and consultants in order to further the advancement our business. The options to acquire our ordinary shares are granted at an exercise price equal to the closing price of our ADSs as quoted on the Nasdaq National Market on the most recent date prior to the date of the resolution of our board of directors to grant the option for which the price was quoted. We have registered, through the filing of a registration statement on Form S-8 with SEC under the Securities Act, 4,000,000 ADSs for issuance under the 2001 Plan.

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

        The 2001 Plan is generally administered by our board of directors which determines the grantees under the 2001 Plan and the number of options to be granted. As of March 31, 2004, options to purchase 1,394,479 ordinary shares were outstanding under the 2001 Plan at a weighted average exercise price of $12.10.

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

        The 2001 Transitional Employees Plan is generally administered by our board of directors which determines the grantees under the 2001 Transitional Employees Plan and the number of options to be granted. As of March 31, 2004, there were no outstanding options to purchase ordinary shares under the 2001 Transitional Employees Plan. All of the outstanding options under this plan have expired.

2003 Stock Option Plan

        In December 2003, we adopted the NICE-Systems Ltd. 2003 Employee Stock Option Plan, or 2003 Plan, to attract, motivate and retain talented employees by rewarding performance and encouraging behavior that will improve our profitability. Under the 2003 Plan, our employees,officers and directors may be granted options to acquire our ordinary shares. The options to acquire ordinary shares are granted at an exercise price of not less than the fair market value of the ordinary shares on the date of the grant, subject to certain exceptions which may be determined by our board of directors. We have registered, through the filing of registration statements on Form S-8 with SEC under the Securities Act of 1933, 2,000,000 ADSs for issuance under the 2003 Plan.

        Under the terms of the 2003 Plan, 25% of the stock options granted become exercisable on the first anniversary of the date of grant and 6.25% becomes exercisable once every quarter during the subsequent three years. Stock options expire six years after the date of grant. Stock options are non-transferable except upon the death of the grantee.

        Pursuant to the Tax Reform (as defined below) and in order to comply with the provisions of Section 102 of the Income Tax Ordinance (Amendment No. 132), 5762-2002 (the "Ordinance"), on January 5, 2003 our board of directors adopted an addendum to our share option plan with respect to options granted as of December 2, 2003 to grantees who are residents of Israel (the "Addendum"). The Addendum does not add to nor modify our share option plan in respect of grantees that are not residents of Israel. On December 19, 2003 the board of directors resolved to elect the "Capital Gains Route" (as defined in Section 102(b)(2) of the Ordinance) for the grant of options to Israeli grantees. Generally, subject to the fulfillment of the provisions of Section 102 of the Ordinance, under the Capital Gains Route gains realized from the sale of shares issued upon exercise of options shall be taxed at a rate of only 25% and not at the marginal income tax rate applicable to the grantee (up to 50%). In general, according to the Addendum and pursuant to the election of the Capital Gains Route by our board of directors, all options granted to Israeli grantees, shares issued upon exercise of such options and any bonus shares issued with respect to such shares, shall be held in trust for the benefit of the grantee and registered in the name of a trustee appointed by the Company and approved by the Israeli tax authorities. Such options and shares will, subject to the provisions of Section 102 of the Ordinance and any regulations, rules or orders promulgated thereunder, be held in trust for a period of two years from the end of the tax year in which the options are granted and shall not be released from the trust prior to the payment of the grantee's tax liabilities. In the event the requirements of Section 102 for the allocation of options according to the Capital Gains Route are not met—the options will be regarded as options granted under Section 102(c) of the Ordinance and the applicable marginal income tax rate shall apply. The Addendum, the trustee and the Company's election of the "Capital Gains Route" was approved by the Israeli tax authorities.

        The 2003 Plan is generally administered by our board of directors which determines the grantees under the 2003 Plan and the number of options to be granted. As of March 31, 2004, options to purchase 565,000 ordinary shares were outstanding under the 2003 Plan at a weighted average exercise price of $23.20

1999 Amended and Restated Employee Stock Purchase Plan

        In 1999, we adopted the NICE-Systems Ltd. 1999 Employee Stock Purchase Plan, or ESPP, in order to provide an incentive to our employees and the employees of our subsidiaries by providing them with an opportunity to purchase our ordinary shares through accumulated payroll deductions, and thereby enable such persons to share in the future growth of our business. We amended the ESPP in December 2003. We have registered, through the filing of a registration statement on Form S-8 with SEC under the Securities Act, 2,250,000 ADSs for issuance under the ESPP.

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

Item 7.    Major Shareholders and Related Party Transactions.

Major Shareholders

        The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of March 31, 2004 with respect to each person known to us to be the beneficial owner of 5% or more of our outstanding ordinary shares. None of our major shareholders has any different voting rights than any other shareholder.

	Shares Beneficially Owned
Name and Address
	Number	Percent(1)
Bank Leumi 24-32 Yehuda Halevi Street Tel-Aviv 65546, Israel(2)	1,271,000	7.3%
Bank Hapoalim 65 Yehuda Halevi Street Tel Aviv 65227, Israel(3)	1,234,009	7.1%
Thales SA 45, rue de Villiers 92200 Neuilly-sur-Seine,France(4)	1,640,625	9.47

(1)
Based upon ordinary shares issued and outstanding on March 31, 2004

(2)
Based upon the information contained in a report filed with the Tel Aviv Stock Exchange on March 26, 2004 by Bank Leumi. Bank Leumi holds the shares through several trust funds and provident funds.

(3)
Based upon the information contained in a report filed with the Tel Aviv Stock Exchange on March 26,2004 by Bank Hapoalim. Bank Hapoalim holds the shares through several trust funds and provident funds.

(4)
Based on information contained in the Company's files.

        As of April 7, 2004 we had 78 ADS holders of record in the United States, holding approximately 38% of our outstanding ordinary shares, as reported by The Bank of New York, the depositary for our ADSs.

        To our knowledge, we are not directly or indirectly owned or controlled by another corporation or by any foreign government and there are no arrangements that might result in a change in control of our company.

Related Party Transactions

        None.

Registration Rights Agreement

        In November 2002, we consummated an agreement to acquire certain assets and liabilities of Thales Contact Solutions (or TCS), a developer of customer-facing technology for public safety, financial trading and customer contact centers, based in the United Kingdom. TCS was a unit of Thales Group, one of Europe's premier electronics companies. In connection with the acquisition, we issued 2,187,500 ordinary shares to the Thales Group. In November 2, 2002, we entered into a Registration Rights Agreement with Thales SA relating to the 2,187,500 ordinary shares issued to the Thales Group. Pursuant to the agreement, we filed under the Securities Act of 1933 a registration statement covering the offer and sale of the ordinary shares, which was declared effective on January 9, 2004. For a discussion of the TCS acquisition, please see "Item 5, Operating and Financial Review."

Interests of Experts and Counsel

        Not applicable.

Item 8.    Financial Information.

Consolidated Statements and Other Financial Information.

        See "Item 18. Financial Statements" and pages F-1 through F-37.

Legal Proceedings

        We are not involved in any legal proceedings that we believe, individually or in the aggregate, will have a material adverse effect on our business, financial condition or results of operation, except as noted below.

Dictaphone Patent Infringement Claim

        In June 2000, Dictaphone Corporation, one of our competitors, filed a patent infringement claim relating to certain technology embedded in some of our products. The claim was for damages for past infringement and enjoinment of any continued infringement of Dictaphone patents. On December 11, 2003 we agreed with Dictaphone to dismiss all claims and counterclaims in connection with Dictaphone's patent infringement claim against us. Under the terms of the settlement we will pay Dictaphone $10 million (of which approximately $4.8 million is covered by insurance). Each of the companies will grant the other a worldwide, royalty-free, perpetual license to certain of their respective patents including the disputed patents. The two companies further agreed to enter into enforcement proceedings with respect to both companies' patent portfolios and to share any proceeds from these actions.

The 2001 Securities Actions

        On February 8, 2001, the trading price of our securities dropped, following our announcements that, among other things, we would be restating our revenue for fiscal year 1999 and the first three quarters of 2000 and that we were revising downward our revenue estimates for the final quarter of 2000. Thereafter, various plaintiffs filed in the United States District Court for the District of New Jersey fourteen putative class action securities lawsuits against us and several of our present or former officers and directors. The first of these actions was commenced on February 13, 2001. All of the actions were allocated to the Newark vicinage of the District of New Jersey, and all were assigned to the Hon. Joseph A. Greenaway, Jr., U.S.D.J.

        The complaint in each action alleged that we and the individual defendants violated Section 10(b) of the Exchange Act, 15 U.S.C. § 78j(b), and Rule 10b-5 promulgated thereunder. The plaintiffs also attempted to state a "control person" claim against several of the individual defendants under Section 20(a) of the Exchange Act, 15 U.S.C. § 78t(a). While there were differences among the fourteen complaints, the plaintiffs essentially contended that we and the individual defendants misrepresented to investors, either affirmatively or through omissions, our financial results and the value of our securities. The plaintiffs sought damages in an unspecified amount. The plaintiffs in each such action sought to represent a class of investors in our securities throughout a specified period, approximately from February 2000 to February 2001.

        On April 11, 2001, we and several of the individual defendants successfully moved to consolidate the various actions under the caption "In re: Nice Systems Ltd. Securities Litigation," Master File No. 01-CV-00737 (JAG), and to establish a schedule for the filing by plaintiffs of an amended consolidated complaint and our and the individual defendants' response to such complaint.

        By Order dated May 21, 2001, a group of plaintiffs were appointed "Lead Plaintiffs" pursuant to the Private Securities Litigation Reform Act of 1995, 15 U.S.C. § 78u-4(a)(3)(B). On August 20, 2001, the Lead Plaintiffs filed and served a Consolidated Amended Class Action Complaint, purporting to bring their securities claims on behalf of a class of persons who purchased our ADSs between November 3, 1999, and February 7, 2001. On October 22, 2001, we and the individual defendants moved to dismiss the consolidated complaint in its entirety, for failure to state a claim upon which relief could be granted, for failure to plead fraud with the requisite particularity, and on grounds of forum non conveniens in favor of proceedings in Israel. Briefing on that motion was completed on December 27, 2001.

        Before that motion was decided by the Court, the parties to the litigation entered into a settlement of the claim, without any admission of liability or wrongdoing on our part, in the amount of ten million dollars, including attorneys' fees. We received the funds for this settlement through our directors and officers insurance policy.

        Because the action was brought as a class action, the settlement was subject to court approval. By Order dated April 7, 2003, the settlement was approved by the United States District Court for the District of New Jersey, over the objections of two shareholders. On April 30, 2003, one of those shareholders, James J. Hayes, appealed from that Order to the United Stated Court of Appeals for the Third Circuit. Objector Hayes also later appealed from the District Court's subsequent refusal to reconsider its decision approving the settlement.

        In a single opinion dated February 9, 2004, the Court of Appeals for the Third Circuit rejected both appeals of Objector Hayes, by affirming the decision of the District Court approving the settlement and its subsequent refusal to reconsider that determination.

        On February 23, 2004, Objector Hayes petitioned the Court of Appeals for the Third Circuit to reconsider its February 9 decision.

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

        On November 25, 2002 we settled the claim with Mr. Chapiewski, without any admission of liability or wrongdoing on our part, for an amount of three million dollars, of which we received an amount of $300,000 from our insurance company, and fifty thousand NICE shares

Dividends

        We have never declared or paid dividends on our ordinary shares. We intend to retain our earnings for future growth and therefore do not anticipate paying any cash dividends in the foreseeable future.

Significant Changes

        On March 31, 2004 we sold the net assets of our COMINT/DF military-related business to ELTA Systems Ltd ("ELTA") for $4 million in cash in the fourth quarter of 2003. The net assets sold include the intellectual property, fixed assets, inventory, and contracts related to the COMINT/DF product line which includes high performance spectral surveillance and direction finding systems that detect, identify, locate, monitor and record transmission sources.

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

	ADSs
	High	Low
Annual
1998	48.750	12.000
1999	50.000	21.375
2000	99.000	17.500
2001	27.750	8.875
2002	17.040	6.700
2003	25.350	8.340
Quarterly 2002
First Quarter	$17.040	$13.320
Second Quarter	14.090	11.670
Third Quarter	12.000	8.390
Fourth Quarter	11.280	6.700
Quarterly 2003
First Quarter	$11.130	$8.340
Second Quarter	15.191	11.100
Third Quarter	19.639	14.200
Fourth Quarter	25.350	19.010
Monthly 2004
January	29.880	24.030
February	27.510	22.890
March	24.210	22.560

        On April 26, 2004, the last reported sale price of our ADSs was $25.13 per ADS.

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

	Ordinary Shares
	High		Low
	NIS	$	NIS	$
Annual
1998	178.20	46.89	54.20	14.26
1999	209.00	50.48	87.90	21.23
2000	388.00	95.10	79.50	19.49
2001	97.90	23.68	39.19	9.27
2002	75.50	16.81	32.02	6.63
2003	113.30	25.04	37.96	8.01
Quarterly 2002
First Quarter	75.50	16.81	61.20	13.11
Second Quarter	68.70	14.02	56.30	11.41
Third Quarter	57.40	12.24	40.51	8.36
Fourth Quarter	53.00	11.42	32.02	6.63
Quarterly 2003
First Quarter	52.80	11.12	37.96	8.01
Second Quarter	67.40	15.56	51.70	11.28
Third Quarter	90.20	20.25	62.70	14.15
Fourth Quarter	113.30	25.04	84.80	19.17
Monthly 2004
January	137.70	31.10	109.70	24.85
February	119.30	26.51	101.10	22.46
March	108.80	24.17	100.80	22.40

        As of April 25, 2004 the last reported price of our ordinary shares on the TASE was NIS 115.40 (or $25.18) per share.

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

        In our annual general meeting of shareholders held on December 24, 2002, we adopted amended and restated articles of association of the Company.

Directors

        Our articles of association provide that the number of directors serving on the board shall be not less than three but shall not exceed 13. Our directors, other than outside directors, are elected at the annual shareholders meeting to serve until the next annual meeting or until their earlier death, resignation, bankruptcy, incapacity or removal by resolution of the general shareholders meeting. Directors may be re-elected at each annual shareholders meeting. The board may appoint additional directors (whether to fill a vacancy or create new directorship) to serve until the next annual shareholders meeting, provided, however, that the board shall have no obligation to fill any vacancy unless the number of directors is less than three. Our officers serve at the discretion of the board.

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

        Subject to the Companies law, the board may appoint a committee of the board and delegate to such committee all or any of the powers of the board, as it deems appropriate. Under the Companies Law the board of directors must appoint an internal audit committee, comprised of at least three directors and including both of the external directors. The function of the internal audit committee is to review irregularities in the management of the Company's business and recommend remedial measures. The committee is also required, under the Companies Law to approve certain related party transactions. Notwithstanding the foregoing, the board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees. The board has appointed an internal audit committee which has three members, an audit committee which has five members and a compensation committee which has four members.

Fiduciary Duties of Officers

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

Approval of Certain Transactions

        Under the Companies Law, all arrangements as to compensation of office holders who are not directors, or controlling parties, require approval of the board of directors. Arrangements regarding the compensation of directors also require internal audit committee and shareholder approval.

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

        In the case of a transaction which is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only board approval is required unless the articles of association of the company provide otherwise. The transaction must not be adverse to the company's interest. Furthermore, if the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the articles of association, it also must be approved by the company's audit committee and then by the board of directors, and, under certain circumstances, by a meeting of the shareholders of the company. An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at the deliberations or vote on this matter. If a majority of the directors has a personal interest in a transaction with the Company, shareholder approval of the transaction is required.

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

        In addition, a private placement of securities that will increase the relative holdings of a shareholder that holds five percent or more of the company's outstanding share capital (assuming the exercise or conversion of all securities held by such person that are exercisable for or convertible into shares) or voting rights or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company's outstanding share capital or voting rights, requires approval by the board of directors and the shareholders of the company. However, if the receiving party is not a director in the company, its CEO, or a controlling shareholder, and will not become a controlling shareholder as a result of the private placement, shareholder approval is not required if the allotted securities amount to twenty percent or less, of the company's outstanding voting rights before the allotment.

        According to the Company's Articles of Association certain resolutions, such as resolutions regarding mergers, and windings up, require approval of the holders of 75% of the shares represented at the meeting and voting thereon.

Duties of Shareholders

        Under the Companies Law, a shareholder has a duty to act in good faith towards the Company and other shareholders and to refrain from abusing his or her power in the company including, among other things, voting in a general meeting of shareholders on the following matters:

  •
  any amendment to the articles of association;

  •
  an increase of the company's authorized share capital;

  •
  a merger; or

  •
  approval of interested party transactions which require shareholder approval.

        In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company's articles of association, has the power to appoint or prevent the appointment of an office holder in the company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty but provides that a breach of his duty is tantamount to a breach of fiduciary duty of an officer of the Company.

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

  •
  a breach of his duty of care to us or to another person,

  •
  a breach of his fiduciary duty to us, provided that the office holder acted in good faith and had reasonable grounds to assume that his act would not prejudice our interests, or

  •
  a financial liability imposed upon him in favor of another person concerning an act performed by him in his capacity as an office holder.

Indemnification of Office Holders

        Our articles of association provide that we may indemnify an office holder against:

  •
  a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court concerning an act performed in his capacity as an office holder, and

  •
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

        Our articles of association also include provisions:

  •
  authorizing us to grant an undertaking to indemnify an office holder, provided that the undertaking is limited to types of events which our board of directors deems to be foreseeable at the time of the undertaking and limited to an amount determined by our board of directors to be reasonable under the circumstances and provided that the total amount of indemnification for all persons we have agreed to indemnify in such circumstances does not exceed, in the aggregate twenty-five percent (25%) of our shareholders' equity at the time of the actual indemnification; and

  •
  authorizing us to retroactively indemnify an office holder.

        We have obtained directors and officers liability insurance for the benefit of our office holders.

Limitations on Exemption, Insurance and Indemnification

        The Israeli Companies Law provides that a company may not exempt or indemnify an office holder, or enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

  •
  a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

  •
  a breach by the office holder of his duty of care if the breach was done intentionally or recklessly;

  •
  any act or omission done with the intent to derive an illegal personal benefit; or

  •
  any fine levied against the office holder.

Required Approvals

        In addition, under the Companies Law, any exemption of, indemnification of, or procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, if the beneficiary is a director, by our shareholders.

Rights of Ordinary Shares

        Our Ordinary Shares confer upon our shareholders the right to receive notices of, and to attend, shareholder meetings, the right to one vote per Ordinary Share at all shareholders' meetings for all purposes, and to share equally, on a per share basis, in such dividends as may be declared by our Board of Directors; and upon liquidation or dissolution, the right to participate in the distribution of any surplus assets of the Company legally available for distribution to shareholders after payment of all debts and other liabilities of the Company. All Ordinary Shares rank pari passu in all respects with each other. Our Board of Directors may, from time to time, make such calls as it may think fit upon a shareholder in respect of any sum unpaid in respect of shares held by such shareholder which is not payable at a fixed time, and each shareholder shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable in installments).

Meetings of Shareholders

        An annual general meeting of our shareholders shall be held once in every calendar year at such time and at such place either within or without the State of Israel as may be determined by our Board of Directors.

        Our Board of Directors may, whenever it thinks fit, convene a special general meeting at such time and place, within or without the State of Israel, as may be determined by the Board of Directors. Special general meetings may also be convened upon requisition in accordance with the Companies Law.

Mergers

        A merger of the Company shall require the approval of the holders of a majority of seventy five percent (75%) of the voting power represented at the annual or special general meeting in person or by proxy or by written ballot, as shall be permitted, and voting thereon in accordance with the provisions of the Companies Law.

Material Contracts

TCS Acquisition

        In November 2002, we consummated an agreement to acquire certain assets and liabilities of Thales Contact Solutions (or TCS), a developer of customer-facing technology for public safety, financial trading and customer contact centers, based in the United Kingdom. TCS was a unit of Thales Group, one of Europe's premier electronics companies. In connection with the acquisition, we paid an initial $29.9 million in cash and issued 2,187,500 ordinary shares to Thales Group at a fair market value of $18.1 million calculated at the date of closing. As of December 31, 2003, Thales Group holds approximately 10% of the Company's shares and two Thales executives who were elected to our Board of Directors in November 2002, continue to serve on our Board.

        In the fourth quarter of 2002, we recorded a current liability of $2.8 million and a long-term liability of $13.5 million reflecting obligations under a long-term contract we assumed in the TCS acquisition. In the second quarter of 2003 we completed negotiations to terminate this contract as of November 2004 and to amend the terms in the interim. Under the terms of the amended contract, the cost to the Company was $5.2 million less than the amount provided at the acquisition date and consequently, TCS acquisition goodwill was reduced by this amount.

        Under the terms of the agreement, the cash portion of the purchase price was subject to downward adjustment based on the value of net assets at closing and the full year 2002 sales of TCS. Based on our calculation of the actual value of net assets acquired and 2002 sales of TCS, we reduced the cash portion of the purchase price as of December 31, 2002 by $12.8 million. This amount was presented on our balance sheet as a Related Party Receivable as of December 31, 2002. Thus, the adjusted purchase price paid, including $4.5 million of capitalized acquisition costs, was recorded as $39.7 million. Of the $12.8 million adjustment referred to above, Thales paid us $6.6 million in March 2003.

        Thales disputed our calculation of the net asset value at closing and the matter was submitted in September 2003 to binding arbitration by an Independent Accountant, in accordance with the terms of the acquisition agreement. The Independent Accountant determined a higher net asset value at closing than our calculation of the actual value of net assets acquired in the amount of $2.2 million. This additional amount was recorded as additional goodwill in the fourth quarter of 2003. The remaining Related Party Receivable as at December 31, 2003 of $4.0 million was paid in January 2004.

        Also under the terms of the agreement, contingent cash payments of up to $10 million in 2003, $7.5 million in 2004, and $7.5 million in 2005 would be due if certain financial performance criteria are met as part of a three-year earn-out provision related to the sale of a particular product in 2002 through 2004. The relevant criteria for 2002 and 2003 were not met and therefore no contingent payments have been made for these years. Should any contingent payments be made under the agreement in the future, the additional consideration, when determinable, will increase the purchase price and accordingly additional goodwill will be recorded.

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

        By complaint dated March 19, 2002, Mr. Chapiewski filed an action against us and NICE Centerpoint, in Colorado alleging that we violated several Colorado securities laws, committed common law fraud and negligent misrepresentation, and breached representations and warranties in the agreement relating to the acquisition, by misrepresenting to Mr. Chapiewski, either affirmatively or through omissions, our financial results and the value of our securities. Mr. Chapiewski also claimed that NICE Centerpoint breached severance provisions of an employment agreement with him in the amount of $80,000. Mr. Chapiewski sought damages in an unspecified amount. On May 9, 2002, Nice-Centerpoint and we filed and served an answer to the Mr. Chapiewski's complaint. On November 25, 2002 we settled the claim with Chapiewski, without any admission of liability or wrongdoing on our part, for an amount of three million dollars, of which we received $300,000 from our insurance company, and fifty thousand of the Company's shares.

Sale of Comint DF Business to Elta

        On March 31, 2004 we sold the net assets of our COMINT/DF military-related business to ELTA Systems Ltd ("ELTA") for $4 million in cash in the fourth quarter of 2003. The net assets sold include the intellectual property, fixed assets, inventory, and contracts related to the COMINT/DF product line which includes high performance spectral surveillance and direction finding systems that detect, identify, locate, monitor and record transmission sources.

        Revenues for 2003 for the COMINT/DF business totaled approximately $6.5 million compared with $7.2 million in 2002. This activity contributed $1.5 million to net income in 2003 and $1.4 million in 2002. The COMINT/DF business is therefore treated as a discontinued operation in our financial statements.

Settlement Agreement with Dictaphone

        In June 2000, Dictaphone Corporation, one of our competitors, filed a patent infringement claim relating to certain technology embedded in some of our products. The claim was for damages for past infringement and enjoinment of any continued infringement of Dictaphone patents. On December 11, 2003 we agreed with Dictaphone to dismiss all claims and counterclaims in connection with Dictaphone's patent infringement claim against us. Under the terms of the settlement we will pay Dictaphone $10 million (of which approximately $4.8 million is covered by insurance). Each of the companies will grant the other a worldwide, royalty-free, perpetual license to certain of their respective patents including the disputed patents. The two companies further agreed to enter into enforcement proceedings with respect to both companies' patent portfolios and to share any proceeds from these actions.

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

Taxation

        The following is a discussion of Israeli and United States tax consequences material to our shareholders. The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations.

        Holders of our ADSs should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of our ADSs, including, in particular, the effect of any foreign, state or local taxes.

Israeli Tax Considerations

        The following is a summary of the current tax laws of the State of Israel and certain material Israeli tax considerations as they apply to us and to our shareholders. For a discussion of certain Israeli government programs benefiting various Israeli businesses, including us, please see "Item 5, Operating and Financial Review and Prospects."

  Tax reform

        On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, known as the Tax Reform, came into effect, following its enactment by the Israeli Parliament on July 24, 2002. On December 17, 2002, the Israeli Parliament approved a number of amendments to the tax reform, which came into effect on January 1, 2003. The tax reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following, among other things:

  •
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

  •
  Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

  •
  Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly of indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded(or which has offered less than 30% of its shares to the public), in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend; and

  •
  Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies on the Tel Aviv Stock Exchange and from the sale of shares of publicly traded Israeli companies on certain other stock exchanges (such gain was previously exempt from capital gains tax in Israel in certain cases). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see "Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders" below;

  •
  Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors).

Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders

        Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder's country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain, which is equivalent to the increase of the relevant asset's purchase price, which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

        Pursuant to the tax reform, generally, capital gains tax is imposed on Israeli residents at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in (i) companies publicly traded on the Tel Aviv Stock Exchange ("TASE") or; (ii) Israeli companies publicly traded on Nasdaq or on a recognized stock exchange or regulated market in a country that has a treaty for the preventions of double taxation with Israel (such as NICE), or (iii) companies dually traded on both the TASE and Nasdaq or a recognized stock exchange or a regulated market outside of Israel. This tax rate is contingent upon the shareholders not claiming a deduction for financing expenses, and does not apply to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustment Law; or (iii) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

        In December 2003 regulations promulgated pursuant to the tax reform were amended so that, in certain circumstances, capital gains derived from the sale and subsequent (same day) repurchase of shares traded on the TASE or shares of Israeli companies publicly traded on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with

Israel, may be taxed at a rate equal to the withholding tax rate applicable to revenues derived from such sale. These amended regulations determined that the withholding tax rate applicable to the sale of such shares until the end of the 2003 tax year, which was equal at such time to 1% of the revenues generated in their sale, would be the final tax rate applicable to such sale and the day of such sale and repurchase shall be considered the new date of purchase of such shares. The foregoing regulations were not applicable to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustment Law; (iii) shareholders who acquired their shares prior to an initial public offering; (iv) in some cases, shareholders that received their shares within the framework of an employer-employee relationship; or (v) shareholders claiming a deduction for financing expenses in connection with such shares. The regulations further provided that with respect to shares of Israeli companies traded on a stock exchange outside of Israel, the market price determined at the close of the trading day preceding the day of sale and repurchase of such shares, shall constitute the new tax basis for any future sale of such shares.

        Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE provided such gains did not derive from a permanent establishment of such shareholders in Israel, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided such shareholders did not acquire their shares prior to the issuer's initial public offering and that the gains did not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

        Individuals who are non-residents of Israel are subject to a graduated income tax on income derived or accrued from sources in Israel. Dividend distributions, other than bonus shares (share dividends) or stock dividends, are subject to a 25% withholding tax (15% in the case of dividends distributed from taxable income derived from an Approved Enterprise), unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. The withheld tax is the final tax in Israel on dividends paid to non-residents. See "—U.S.-Israel Tax Treaty."

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

U.S.-Israel Tax Treaty

        Pursuant to the U.S.-Israel Tax Treaty, which became effective as of January 1, 1995, the sale, exchange or disposition of ADSs by a person who qualifies as a resident of the United States within the meaning of, and who is entitled to claim the benefits afforded to such resident by, the U.S.-Israel Tax Treaty ("Treaty U.S. Resident") will generally not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, or exchange or disposition, subject to certain conditions, or the capital gains from such sale, exchange or dispositions can be allocated to a permanent establishment in Israel. A sale, exchange or disposition of ADSs by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of the voting power of NICE at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, the gain would be treated as foreign source income for United States foreign tax credit purposes and such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the United States income tax imposed on such sale, exchange or disposition, subject to the limitations under the United States federal income tax laws applicable to foreign tax credits.

        Under the U.S.-Israel Treaty, the maximum Israeli withholding tax on dividends is 25%. Dividends of an Israeli company derived from income of an Approved Enterprise are subject to a 15% withholding tax under Israeli law. The U.S.-Israel Tax Treaty further provides for a 12.5% Israeli dividend withholding tax on dividends paid to a United States corporation owning 10% or more of an Israeli company's voting stock for, in general, the current and preceding tax years of the Israeli company provided such United States corporation meets certain limitations concerning the amount of its dividend and interest income. The lower 12.5% rate applies only on dividends from income not derived from an Approved Enterprise in the applicable period and does not apply if the company has certain amounts(25%) of passive income. See "—Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders."

U.S. Federal Income Tax Considerations

        The following is a summary of certain material U.S. Federal income tax consequences that apply to U.S. Holders who hold ADSs as capital assets. This summary is based on U.S. Federal income tax laws, regulations, rulings and decisions in effect as of the date of this annual report, all of which are subject to change at any time, possibly with retroactive effect. This summary does not address all tax considerations that may be relevant with respect to an investment in ADSs. This summary does not account for the specific circumstances of any particular investor such as

  •
  broker-dealers;

  •
  financial institutions;

  •
  certain insurance companies;

  •
  investors liable for alternative minimum tax;

  •
  tax-exempt organizations;

  •
  investors that actually or constructively own 10 percent or more of our voting shares;

  •
  investors holding ADSs as part of a straddle or a hedging or conversion transaction; and

  •
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

  •
  an individual who is a citizen or, for U.S. Federal income tax purposes, a resident of the United States;

  •
  a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

  •
  an estate whose income is subject to U.S. Federal income tax regardless of its source; or

  •
  a trust if:

          (a)   a court within the United States is able to exercise primary supervision over administration of the trust; and

          (b)   one or more United States persons have the authority to control all substantial decisions of the trust.

Taxation of Dividends

        Subject to the discussion below under "passive foreign investment companies," the gross amount of any distributions that you receive with respect to ADSs, including the amount of any Israeli taxes withheld from these distributions, will constitute dividends for U.S. Federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. Federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income on the date such dividend is actually or constructively received. Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ADSs and, to the extent in excess of your tax basis, will be treated as capital gain. See "—Dispositions of ADSs" below for the discussion on the taxation of capital gains. Dividends generally will not qualify for the dividends-received deduction available to corporations.

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

Dispositions of ADSs

        If you sell or otherwise dispose of your ADSs, you will recognize gain or loss for U.S. Federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in your ADSs. Subject to the discussion below under the heading "—Passive Foreign Investment Companies," such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you had held the ADSs for more than one year at the time of the sale or other disposition. Long-term capital gains realized by individual U.S. Holders generally are subject to a lower marginal U.S. federal income tax rate than ordinary income. Under most circumstances, any gain that you recognize on the sale or other disposition of ADSs will be U.S.-source for purposes of the foreign tax credit limitation; and losses recognized will be allocated against U.S. source income.

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

  •
  you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ADSs ratably over your holding period for such ADSs,

  •
  the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

  •
  gain recognized upon the disposition of ADSs would be taxable as ordinary income and

  •
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

        Based on our income, assets and activities for the year 2003, we believe that we were not a PFIC for that year, nor do we expect to become a PFIC in the foreseeable future. However, there can be no assurances that we will not be treated as a PFIC for that year or any taxable year. If we are or become a PFIC for any taxable year included in your holding period, we generally will remain a PFIC for all subsequent taxable years with respect to your holding of our ADSs.

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

        Foreign Currency Risk.    We conduct our business primarily in U.S. dollars but also in the currencies of the United Kingdom, Canada, the European Union and Israel as well as other currencies. Thus, we are exposed to foreign exchange movements, primarily in UK, European and Israel currencies. We monitor foreign currency exposure and, from time to time, may enter into various contracts to preserve the value of sales transactions and commitments.

        Interest Rate Risk.    We invest in investment-grade U.S. corporate bonds and dollar deposits with FDIC-insured US banks. At least 75% of our securities investments are in corporate and US government agency bonds. Since these investments carry fixed interest rates and since our policy and practice is to hold these investments to maturity, interest income over the holding period is not sensitive to changes in interest rates. Up to 25% of our investment portfolio may be made in investment grade Callable Range Accrual Notes whose principal is guaranteed. As of December 31, 2003, 19% of our investment portfolio was in such Notes. The Notes are subject to interest rate, liquidity and price risks. Since our policy is to hold these investments to maturity or until called, the interest income from these notes will not be effected by changes in their market value or to liquidity risk. However, a significant increase in prevailing interest rates may effect whether or not interest income is received for a particular period.

Item 12.    Description of Securities Other than Equity Securities.

        Not Applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

        Not Applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

        Not Applicable.

Item 15.    Controls and Procedures.

        An evaluation was performed under the supervision and with the participation NICE's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the NICE's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective. There has been no change in NICE's internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the NICE's internal control over financial reporting.

Item 16.    [Reserved]

Item 16A.    Audit Committee Financial Expert.

        Dan Falk meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K.

Item 16B.    Code of Ethics.

        We have adopted a Code of Ethics for executive and financial officers, that also applies to all of our employees. The Code of Ethics is publicly available on our website at www.nice.com. Written copies are available upon request. If we make any substantive amendments to the Code of Ethics or grant any waivers from a provision of this code to our chief executive officer, principal financial officer or corporate controller, we will disclose the nature of such amendment or waiver on our website.

Item 16C.    Principal Accountant Fees and Services.

Fees Paid to Independent Auditors

        The following table sets forth, for each of the years indicated, the fees paid to our independent auditors and the percentage of each of the fees out of the total amount paid to the auditors.

	Year Ended December 31,
	2002		2003
Services Rendered
	Fees	Percentages	Fees	Percentages
Audit(1)	$531,000	72.9%	$557,000	79.6%
Audit-related(2)	—	—	—	—
Tax(3)	69.000	9.5	79,000	11.3
Other(4)	128,000	17.6	64,000	9.1
Total	$728,000	100.0%	$700,000	100.0%

(1)
Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)
Audit-related fees relate to assurance and associated services that traditionally are performed by the independent auditor, including: accounting consultation and consultation concerning financial accounting and reporting standards.

(3)
Tax fees relate to tax compliance, planning, and advice.

(4)
Other fees include services related to Transfer price study, the TCS acquisition, PFIC analysis and Israeli Government approvals in various matters.

Policies and Procedures

        Our Audit Committee has adopted a policy and procedures for the approval of audit and non-audit services rendered by our independent auditors, Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The policy generally requires the Audit Committee's approval of the scope of the engagement of our independent auditor or on an individual basis. The policy prohibits retention of the independent auditors to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public auditors.

Item 16D.    Exemptions from the Listing Standards for Audit Committees.

        Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Issuer Purchase of Equity Securities

        In the year 2003, we did not engage in the purchasing of any of our own stock.

PART III

Item 17.    Financial Statements.

        Not Applicable.

Item 18.    Financial Statements.

        See pages F-1 through F-37, incorporated herein by reference.

Item 19.    Exhibits.

Exhibit No.	Description
1.1*	Memorandum of Association of NICE-Systems Ltd. (together with an English translation thereof) (filed as Exhibit 3.1 to NICE-Systems Ltd.'s Registration Statement on Form F-1 (Registration No. 333-99640) filed with the Commission on November 21, 1995, and incorporated herein by reference).
1.2*
Articles of Association of NICE-Systems Ltd. approved by the Annual General Meeting of the Company's shareholders held on December 24, 2002 (filed as Exhibit 1.2 to NICE-Systems Ltd.'s Annual Report on Form 20-F filed with the Commission on June 26, 2003, and incorporated herein by reference).
2.1*
Form of Share Certificate (filed as Exhibit 4.1 to Amendment No. 1 to NICE-Systems Ltd.'s Registration Statement on Form F-1 (Registration No. 333-99640) filed with the Commission on December 29, 1995, and incorporated herein by reference).
2.2*
Form of Deposit Agreement including Form of ADR Certificate (filed as Exhibit A to NICE-Systems Ltd.'s Registration Statement on Form F-6 (Registration No. 333-13518) filed with the Commission on May 17, 2001, and incorporated herein by reference).
4.1*
Amended and Restated Agreement and Plan of Reorganization, dated February 19, 2000, by and among NICE-Systems Ltd., CPS Merger Corp., CenterPoint Solutions, Inc. and Douglas Chapiewski (filed as Exhibit 2 to NICE-Systems Ltd.'s Annual Report on Form 20-F (File No. 000-27466) filed with the Commission on May 26, 2000, and incorporated herein by reference).
4.2*
Asset Purchase Agreement, dated October 31, 2000, by and among NICE-Systems Ltd., NICE Systems, Inc. and Stevens Communications Inc. (filed as Exhibit 10.1 to NICE-Systems Ltd.'s Registration Statement on Form F-3 (Registration No. 333-12996) filed with the Commission on December 18, 2000, and incorporated herein by reference)
4.3*
Sales and Purchase Agreement dated July 30, 2002 by and among NICE-Systems Ltd, NICE CTI Systems UK Ltd., NICE Systems SARL, NICE Systems GmbH, NICE Systems, Inc. and Thales SA. (filed as Exhibit 4.3 to NICE-Systems Ltd.'s Annual Report on Form 20-F filed with the Commission on June 26, 2003, and incorporated herein by reference).
4.4*
Registration Rights Agreement between NICE-Systems Ltd. and Thales SA. (filed as Exhibit 4.4 to NICE-Systems Ltd.'s Annual Report on Form 20-F filed with the Commission on June 26, 2003, and incorporated herein by reference).
4.5*
Manufacturing Outsourcing Agreement between Nice Systems Ltd. dated January 21, 2002 by and among Nice Systems Ltd. and Flextronics Israel Ltd. (filed as Exhibit 4.5 to NICE-Systems Ltd.'s Annual Report on Form 20-F filed with the Commission on June 26, 2003, and incorporated herein by reference).

4.6*
Manufacturing Agreement dated November 5, 2001 by and among Thales Contact Solutions Ltd. And Instem Technologies Ltd. (filed as Exhibit 4.6 to NICE-Systems Ltd.'s Annual Report on Form 20-F filed with the Commission on June 26, 2003, and incorporated herein by reference).
8.1	List of significant subsidiaries
10.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global.
12.1	Certification by Haim Shani, the Chief Executive Officer of NICE Systems Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
12.2	Certification by Lauri Hanover, the Chief Financial Officer of NICE Systems Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by Haim Shani, the Chief Executive Officer of NICE Systems Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Lauri Hanover, the Chief Financial Officer of NICE Systems Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*
Previously Filed

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

IN U.S. DOLLARS

INDEX

Page
Report of Independent Auditors	F-2
Consolidated Balance Sheets	F-3 - F-4
Consolidated Statements of Operations	F-5
Statements of Changes in Shareholders' Equity	F-6
Consolidated Statements of Cash Flows	F-7 - F-9
Notes to Consolidated Financial Statements	F-10 - F-37

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

NICE Systems Ltd.

        We have audited the accompanying consolidated balance sheets of NICE Systems Ltd. ("the Company") and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2002 and 2003, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 2l to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" effective January 1, 2002.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 1, 2004	A Member of Ernst & Young Global

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2002	2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$19,281	$29,859
Short-term bank deposits	208	189
Marketable securities	33,853	17,187
Trade receivables (net of allowance for doubtful accounts of $6,010 and $2,284 in 2002 and 2003, respectively)	48,402	45,973
Other receivables and prepaid expenses	8,162	7,366
Related party receivables	12,804	4,013
Inventories	13,480	12,634
Assets of discontinued operation	6,053	3,945

Total current assets	142,243	121,166

LONG-TERM INVESTMENTS:
Long-term marketable securities	15,247	60,034
Investment in affiliates	1,200	1,200
Severance pay fund	4,946	6,155
Long-term receivables and prepaid expenses	888	729

Total long-term investments	22,281	68,118

PROPERTY AND EQUIPMENT, NET	23,864	18,627

OTHER INTANGIBLE ASSETS, NET	20,483	16,193

GOODWILL	27,417	25,311

Total assets	$236,288	$249,415

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2002	2003
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$24	$—
Trade payables	15,626	15,744
Accrued expenses and other liabilities	42,805	47,370
Liabilities of discontinued operation	4,205	1,878

Total current liabilities	62,660	64,992

LONG-TERM LIABILITIES:
Accrued severance pay	5,592	6,925
Other long-term liabilities	13,500	667

Total long-term liabilities	19,092	7,592

COMMITMENTS AND CONTINGENT LIABILITIES
SHAREHOLDERS' EQUITY:
Share capital—
Ordinary shares of NIS 1 par value:
Authorized: 50,000,000 shares as of December 31, 2002 and 2003;
Issued and outstanding: 15,704,425 and 16,748,953 shares as of December 31, 2002 and 2003, respectively	4,908	5,142
Additional paid-in capital	213,003	224,855
Deferred stock compensation	(12)	—
Accumulated other comprehensive income	782	3,888
Accumulated deficit	(64,145)	(57,054)

Total shareholders' equity	154,536	176,831

Total liabilities and shareholders' equity	$236,288	$249,415

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2001	2002	2003
Revenues:
Products	$99,395	$127,896	$168,055
Services	14,474	27,445	56,203

Total revenues	113,869	155,341	224,258

Cost of revenues:
Products	47,781	55,453	64,231
Services	19,446	26,054	42,084

Total cost of revenues	67,227	81,507	106,315

Gross profit	46,642	73,834	117,943

Operating expenses:
Research and development, net	18,843	17,122	22,833
Selling and marketing	33,719	38,743	53,701
General and administrative	26,788	23,806	29,840
Goodwill impairment	—	28,260	—
Amortization of acquired intangible assets, restructuring expenses, in-process research and development write-off, settlement of litigation and other	17,862	832	7,082

Total operating expenses	97,212	108,763	113,456

Operating income (loss)	(50,570)	(34,929)	4,487
Financial income, net	4,254	3,992	2,034
Other income (expenses), net	(4,846)	(4,065)	292

Income (loss) before taxes on income	(51,162)	(35,002)	6,813
Taxes on income	198	350	1,205

Net income (loss) from continuing operations	(51,360)	(35,352)	5,608
Net income from discontinued operation	4,565	1,370	1,483

Net income (loss)	$(46,795)	$(33,982)	$7,091

Net earnings (loss) per share:
Basic:
Continuing operations	$(3.94)	$(2.56)	$0.35
Discontinued operation	0.35	0.10	0.09

Net income (loss)	$(3.59)	$(2.46)	$0.44

Diluted:
Continuing operations	$(3.94)	$(2.56)	$0.33
Discontinued operation	0.35	0.10	0.09

Net income (loss)	$(3.59)	$(2.46)	$0.42

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive income (loss)	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity
Balance as of January 1, 2001	$4,313	$187,679	$(47)	$—	$16,632		$208,577
Issuance of shares of ESPP	31	1,408	—	—	—		1,439
Issuance of shares related to a settlement agreement in respect of SCI acquisition	46	3,345	—	—	—		3,391
Amortization of deferred stock compensation	—	—	23	—	—		23
Exercise of share options	8	413	—	—	—		421
Comprehensive loss:
Unrealized losses on derivative instruments, net	—	—	—	(38)	—	$(38)	(38)
Net loss	—	—	—	—	(46,795)	(46,795)	(46,795)

Total comprehensive loss						$(46,833)

Balance as of December 31, 2001	4,398	192,845	(24)	(38)	(30,163)		167,018
Issuance of shares of ESPP	28	1,355	—	—	—		1,383
Issuance of shares related to a settlement agreement in respect of CPS acquisition	11	458	—	—	—		469
Issuance of shares in respect of the acquisition of TCS	458	17,593	—	—	—		18,051
Issuance of shares in respect of the acquisition of SCI	*)—	29	—	—	—		29
Amortization of deferred stock compensation	—	—	12	—	—		12
Exercise of share options	13	723	—	—	—		736
Comprehensive loss:
Foreign currency translation adjustments	—	—	—	793	—	$793	793
Unrealized gains on derivative instruments, net	—	—	—	27	—	27	27
Net loss	—	—	—	—	(33,982)	(33,982)	(33,982)

Total comprehensive loss						$(33,162)

Balance as of December 31, 2002	4,908	213,003	(12)	782	(64,145)		154,536
Issuance of shares of ESPP	49	1,470	—	—	—		1,519
Amortization of deferred stock compensation	—	—	12	—	—		12
Exercise of share options	185	10,382	—	—	—		10,567
Comprehensive income:
Foreign currency translation adjustments	—	—	—	3,031	—	$3,031	3,031
Unrealized gains on derivative instruments, net	—	—	—	75	—	75	75
Net income	—	—	—	—	7,091	7,091	7,091

Total comprehensive income						$10,197

Balance as of December 31, 2003	$5,142	$224,855	$—	$3,888	$(57,054)		$176,831

Accumulated unrealized gains on derivative instruments				$64
Accumulated foreign currency translation adjustments				3,824

Accumulated other comprehensive income as of December 31, 2003				$3,888

*)
Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2001	2002	2003
Cash flows from operating activities:
Net income (loss)	$(46,795)	$(33,982)	$7,091
Less: Net income from discontinued operation	(4,565)	(1,370)	(1,483)

Net income (loss) from continuing operations	(51,360)	(35,352)	5,608
Adjustments required to reconcile net income (loss) from continuing operations to net cash provided by (used in) operating activities from continuing operations:
Depreciation and amortization	14,791	15,248	17,617
In-process research and development write-off	—	1,270	—
Stock compensation in respect of SCI acquisition	476	—	—
Stock compensation in respect of CPS settlement agreement	—	469	—
Amortization of deferred stock compensation	23	12	12
Accrued severance pay, net	(61)	(399)	124
Loss on disposal of property and equipment and goodwill impairment in respect of restructuring	3,062	—	—
Goodwill impairment	—	28,260	—
Impairment of investment in affiliate	—	229	—
Amortization of premium (accretion of discount) and accrued interest on held-to-maturity marketable securities	183	915	1,459
Loss on sale of assets of Dees	281	—	—
Decrease (increase) in trade receivables	14,049	(1,523)	3,901
Decrease (increase) in other receivables and prepaid expenses	6,388	(1,281)	1,208
Decrease in inventories	9,487	4,025	1,515
Decrease (increase) in long-term receivables and prepaid expenses	(434)	(483)	39
Increase (decrease) in trade payables	(1,326)	2,895	(104)
Increase in accrued expenses and other liabilities	3,514	2,051	4,819
Increase in long-term liabilities related to legal settlement	—	—	667
Other	113	315	(5)

Net cash provided by (used in) operating activities from continuing operations	(814)	16,651	36,860

Net cash provided by operating activities from discontinued operation	3,093	3,462	1,316

Net cash provided by operating activities	2,279	20,113	38,176

The accompanying notes are an integral part of the consolidated financial statements.

Cash flows from investing activities:
Purchase of property and equipment	(7,295)	(5,322)	(5,492)
Proceeds from sale of property and equipment	1,301	557	747
Purchase of other intangible assets	(25)	(610)	—
Investment in held-to-maturity marketable securities	(48,601)	(16,936)	(72,077)
Proceeds from maturity of held-to-maturity marketable securities	39,977	29,492	33,997
Proceeds from sale and call of held-to-maturity marketable securities	—	820	8,500
Investment in short-term bank deposits	(384)	(150)	(132)
Proceeds from short-term bank deposits	24,448	265	165
Proceeds from sale of assets of Dees(a)	255	—	—
Payment for the acquisition of certain assets and liabilities of TCS(b)	—	(31,480)	(316)
Decrease in accrued acquisition costs	(1,436)	(214)	(3,008)
Payment in respect of terminated contract from TCS acquisition	—	—	(6,518)
Decrease in related party receivables from TCS acquisition	—	—	6,635
Capitalization of software development costs	(5,435)	(4,609)	(2,291)

Net cash provided by (used in) investing activities from continuing operations	2,805	(28,187)	(39,790)

Net cash used in investing activities from discontinued operation	(328)	(117)	(52)

Net cash provided by (used in) investing activities	2,477	(28,304)	(39,842)

Cash flows from financing activities:
Proceeds from issuance of shares upon exercise of options and ESPP, net	1,860	2,119	12,086
Short-term bank credit, net	—	24	(24)

Net cash provided by financing activities	1,860	2,143	12,062

Effect of exchange rate changes on cash	—	73	182

Increase (decrease) in cash and cash equivalents	6,616	(5,975)	10,578
Cash and cash equivalents at the beginning of the year	18,640	25,256	19,281

Cash and cash equivalents at the end of the year	$25,256	$19,281	$29,859

Supplemental disclosure of cash flows activities:
Cash paid during the year for:
Income taxes	$257	$445	$564

The accompanying notes are an integral part of the consolidated financial statements.

(a)	Proceeds from sale of assets of Dees:
	Working capital	$536
	Loss on sale	(281)

		$255

(b)	Payment for the acquisition of certain assets and liabilities of TCS
	Fair value of assets acquired and liabilities assumed at the acquisition date:
	Working capital (excluding cash and cash equivalents)		$8,347	$—
	Related party receivables		12,804	—
	Property and equipment		7,616	—
	Other intangible assets		9,320	—
	In-process research and development		1,270	—
	Other long-term liability		(13,500)	—
	Goodwill		26,682	$416

			52,539	416
	Less—amount acquired by issuance of shares		(18,051)	—
	Less—accrued acquisition costs		(3,008)	(100)

			$31,480	$316

Non-cash activities:
(a)	Issuance of shares related to a settlement agreement in respect of SCI acquisition:
	Adjustment to working capital	$(282)	$—
	Goodwill	3,197	29

		$2,915	$29

(b)	Adjustments of goodwill in respect of TCS acquisition:
	Related party receivables			$2,156
	Accrued expenses and other liabilities			(319)
	Other long-term liability			(5,162)

				$(3,325)

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:—GENERAL

        a.     General:

        NICE Systems Ltd. ("NICE") and subsidiaries (collectively—"the Company") develop, market and support integrated, scalable multimedia digital recording platforms, enhanced software applications and related professional services. These solutions capture and analyze unstructured (non-transaction) data and convert it for business and security performance management applications. The Company's solutions capture multiple forms of interaction, including voice, fax, email, web chat, radio, and video transmissions over wire line, wireless, packet telephony, terrestrial trunk radio and data networks.

        The Company's products are based on two types of recording platforms—audio and video—and are used primarily in contact centers, trading floors, public safety organizations, transportation, corporate security, gaming and correctional facilities, as well as various government and intelligence agencies.

        The Company's products are sold primarily through a global network of distributors, system integrators and strategic partners; a portion of product sales and most services are sold directly to end-users.

        The Company's markets are located primarily in North America, Europe and the Far East.

        The Company depends on a limited number of contract manufacturers for producing its products. If any of these manufacturers become unable or unwilling to continue to manufacture or fail to meet the quality or delivery requirements needed to satisfy the Company's customers, it could result in the loss of sales, which could adversely affect the Company's results of operations and financial position.

        The Company relies upon a number of independent distributors to market, sell and service its products in certain markets. If the Company is unable to effectively manage and maintain relationships with its distributors, or to enter into similar relationships with others, its ability to market and sell its products in these markets will be affected. In addition, a loss of a major distributor, or any event negatively affecting such distributors' financial condition, could cause a material adverse effect on the Company's results of operations and financial position.

        As for major customer data, see Note 16c.

        b.     Disposal by sale of the COMINT/DF operation:

        In the fourth quarter of 2003, the Company reached a definitive agreement to sell the assets and liabilities of its COMINT/DF military-related business to ELTA Systems Ltd. for $4 million in cash. The transaction was approved by the Board of Directors of both companies and is subject to regulatory approvals and customary closing conditions. The COMINT/DF business has been treated as a discontinued operation in the financial statements. See also Note 18.

        The Company's balance sheets at December 31, 2002 and 2003 reflect the assets and liabilities of the COMINT/DF operation, as assets and liabilities of the discontinued operation within current assets and current liabilities. The long-lived assets of the discontinued operation are measured at their carrying amount, due to fact that a gain is expected to result at closing.

        The carrying amounts of the major classes of assets and liabilities included as part of the discontinued operation are:

	December 31,
	2002	2003
Trade receivables	$4,957	$2,839
Other receivables and prepaid expenses	71	207
Severance pay fund	544	687
Property and equipment, net	481	212

Assets of discontinued operation	$6,053	$3,945

Trade payables	$503	$66
Accrued expenses and other liabilities	3,054	982
Accrued severance pay	648	830

Liabilities of discontinued operation	$4,205	$1,878

        The results of operations, including revenues, cost of revenues and operating expenses of the COMINT/DF operation for 2001, 2002 and 2003 have been reclassified in the statements of operations. Taxes were not attributed to the discontinued operation due to utilization of losses from previous years, for which a valuation allowance was provided.

        Summarized selected financial information of the discontinued operation is as follows:

	Year ended December 31,
	2001	2002	2003
Revenues	$13,239	$7,164	$6,510

Net income	$4,565	$1,370	$1,483

        c.     Acquisition of Thales Contact Solutions:

        In November 2002, the Company acquired certain assets and assumed certain liabilities of Thales Contacts Solutions ("TCS") for an aggregate consideration of $52,539 including the issuance of 2,187,500 American Depositary Shares ("ADSs") of NICE valued at $18,051. TCS is a developer of customer-facing technology for Public Safety, Wholesale Trading and Call Centers, based in the United Kingdom. The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of TCS. The value of the shares issued was determined based on the market price of NICE's shares on the acquisition date. The results of TCS's operations have been included in the consolidated financial statements since November 2, 2002 ("the closing date").

        With the acquisition of TCS, the Company significantly expanded its customer base, presence in Europe, and its network of distributors and partners. Additionally, the Company broadened its product offerings and global professional services team.

        Under the terms of the acquisition agreement ("the agreement"), contingent cash payments of up to $10,000 in 2003, $7,500 in 2004 and $7,500 in 2005 would be due if certain financial performance criteria are met as part of a three-year earn-out provision covering 2002 through 2004. The relevant criteria for 2002 and 2003 were not met and therefore no contingent payment in respect of 2002 and 2003 was recorded. Should any contingent payment be made under the agreement in the future, the additional consideration, when determinable, will increase the purchase price and accordingly additional goodwill will be recorded.

        In the fourth quarter of 2002, the Company recorded a current liability of $2,800 and a long-term liability of $13,500 reflecting estimation of obligations under a long-term contract assumed by the Company in the TCS acquisition for which no future benefit exists. During the second quarter of 2003, the Company signed an agreement to amend and terminate the above mentioned agreement as of November 2004. The cost to the Company under the termination agreement was $5,162 less than the amount provided in respect of the above mentioned agreement at the acquisition date. Consequently, goodwill has been reduced by $5,162.

        Under the terms of the agreement, the initial cash portion of the purchase price was adjusted downward in 2002 by $12,804 in respect of the actual net value of assets acquired and 2002 sales of TCS. This amount is presented in the balance sheet at December 31, 2002 as related party receivables. Thales disputed the net asset value at closing and in September 2003 the parties submitted the matter to binding arbitration by an independent accountant. In December 2003, an arbitration award was issued, according to which the related party receivables from Thales should be reduced by $2,156. The Company recorded the $2,156 as addition to goodwill in the fourth quarter of 2003. Due to the arbitration award and additional acquisition costs incurred during 2003, the acquisition cost totaled to $42,307 as of December 31, 2003.

        The following table summarizes the fair values of the assets acquired and liabilities assumed:

Trade receivables	$15,808
Other receivables and prepaid expenses	1,448
Inventories	6,776
Property and equipment	7,616
In-process research and development	1,270
Trademarks	1,040
Core technology	1,620
Distribution network	6,160
Maintenance contracts	500
Goodwill	23,773

Total assets acquired	66,011
Trade payables	(1,747)
Accrued expenses and other liabilities	(13,619)
Long-term liability	(8,338)

Total liabilities assumed	(23,704)

Net assets acquired	$42,307

        Other intangible assets with definite life in the amount of $3,160 are amortized using the straight-line method at annual weighted average rate of 29%.

        The $1,270 assigned to in-process research and development was written off at the acquisition date in accordance with FASB Interpretation ("FIN") No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method".

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

	Year ended December 31,
	2001	2002
Revenues	$189,200	$206,838

Net loss	$(61,846)	$(53,821)

Basic and diluted net loss per share	$(4.06)	$(3.45)

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

        d.     Acquisition of Stevens Communications Inc.

        In December 2000, the Company acquired certain assets and assumed certain liabilities of Stevens Communications Inc. ("SCI") for an aggregate consideration of $18,931 including the issuance of up to 426,745 ADSs of NICE of which 186,818 ADSs were target shares contingent upon the achievement of certain objectives and events through 2002 and 38,914 ADSs are for the benefit of certain SCI's employees. The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of SCI.

        SCI is a systems distributor, whose activities included the promotion, distribution, installation and maintenance of the Company's products in North America.

        In 2001, the Company entered into a final settlement agreement with SCI addressing a dispute with SCI regarding the fair value of SCI's working capital. The adjustments from the terms of the final settlement resulted in a one-time charge to other expense of $4,448 representing a lump-sum settlement of disputed items of $3,600 and obligations for future consulting services, which are no longer of value to the Company. In addition, the Company released from escrow the 186,818 ADS contingent target shares upon the achievement of the determined objectives and events, and accordingly, recorded $3,197 to goodwill.

        e.     Acquisition of CenterPoint Solutions Inc.:

        In April 2000, the Company acquired all of the outstanding capital stock of CenterPoint Solutions Inc. ("CPS") for a total consideration of $12,886 including the issuance of 200,000 ADSs of NICE of which 50,000 were deemed target shares ("the target shares") contingent upon the achievement of certain objectives. The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of CPS.

        CPS is a developer of Internet-based applications for statistical monitoring, digital recording and automatic customer surveys for customer contact centers.

        On March 19, 2002, Mr. Chapiewski, a former shareholder of CPS, filed an action against the Company by complaint. In this complaint, Mr. Chapiewski alleged that the Company violated Sections 604(3) and 604(4) of the Colorado Securities Act, committed common law fraud and negligent misrepresentation, and breached representations and warranties in the agreement relating to the CPS acquisition, by misrepresenting to Mr. Chapiewski, either affirmatively or through omissions, the Company's financial results and value of securities. Mr. Chapiewski also claimed that NICE Centerpoint breached severance provisions of an employment agreement with him in the amount of $80. Mr. Chapiewski sought damages in an unspecified amount. On November 25, 2002 the Company settled the claim with Chapiewsky, without any admission of liability or wrongdoing on its part, for an amount of $3,000 and the release from escrow of the target shares valued at $469. The settlement agreement resulted in a one-time charge to other expenses of $3,469 in 2002, of which $300 was recovered from insurance proceeds in 2003.

        f.      Settlement of litigation:

        In June 2000, Dictaphone Corporation, one of the Company's competitors, filed a patent infringement claim relating to certain technology embedded in some of the Company's products. The claim was for damages for past infringement and enjoinment of any continued infringement of Dictaphone patents. In the fourth quarter of 2003, the Company reached a settlement with Dictaphone in which both parties agreed to dismiss all claims and counterclaims connected with the aforementioned patent infringement claim. The terms of the settlement call for the Company to pay Dictaphone $10,000 (of which approximately $4,800 is covered by insurance). The companies have agreed to grant each other a worldwide, royalty-free, perpetual license to certain of their patents, including the disputed patents. The companies further agreed to enter into enforcement proceedings with respect to both companies' patent portfolios and to share any proceeds from these actions. See also Note 17c.

NOTE 2:—SIGNIFICANT ACCOUNTING POLICIES

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

        b.     Financial statements in United States dollars:

        The currency of the primary economic environment in which the operations of NICE and certain subsidiaries are conducted is the U.S. dollar ("dollar"); thus, the dollar is the functional currency of NICE and certain subsidiaries.

        NICE and certain subsidiaries' transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52 "Foreign Currency Translation". All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate.

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

        d.     Cash equivalents:

        The Company considers short-term unrestricted highly liquid investments that are readily convertible into cash, purchased with maturities of three months or less to be cash equivalents.

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

        Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, accretion, decline in value judged to be other than temporary, and interest are included in financial income or expenses, as appropriate. Interest income resulting from investments in structured notes that are classified as held to maturity is accounted for under the provision of EITF No. 96-12, "Recognition of Interest Income and Balance Sheet Classification of Structured Notes". Under Emerging Issues Task Force ("EITF") No. 96-12, the retrospective interest method is used for recognizing interest income.

        g.     Inventories:

        Inventories are stated at the lower of cost or market value. The cost of raw materials and work-in-progress is determined by the "average cost" method, and the cost of finished goods on the basis of costs charged by third party manufacturer.

        Inventory provisions are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost. Inventory provisions for 2001, 2002 and 2003, were $3,400, $1,650 and $3,020, respectively, and have been included in cost of revenues.

        h.     Investment in affiliates:

        The investments in affiliated companies are stated at cost, since the Company does not have the ability to exercise significant influence over operating and financial policies of those investees.

        The Company's investment in affiliates is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. In 2002, an impairment loss had been identified in the amount of $229.

        i.      Property and equipment, net:

        Property and equipment are stated at cost, net of accumulated depreciation.

        Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%
Computers and peripheral equipment	33
Office furniture and equipment	6-15
Motor vehicles	15

        Leasehold improvements are amortized by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

        j.      Other intangible assets, net:

        Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used, in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets".

        Amortization is calculated using the straight-line method over the estimated useful lives at the following annual rates:

Weighted average %
Capitalized software development costs (see o)	33
Core technology	19
Trademarks	34
Maintenance contracts	33
Other	33

        In accordance with the requirement of SFAS No. 142, intangible assets deemed to have indefinite lives are no longer amortized after January 1, 2002. The distribution network is deemed to have an indefinite useful life because it is expected to generate cash flows indefinitely. In accordance with SFAS No. 142, the Company evaluates the remaining useful life each year to determine whether events and circumstances continue to support an indefinite useful life. The Company performed annual impairment test in 2003, and did not identify any impairment.

        k.     Impairment of long-lived assets:

        The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. In 2003, no impairment indicators have been identified.

        l.      Goodwill

        Goodwill represents the excess of the cost over the fair value of the net assets of businesses acquired. Under SFAS No. 142 goodwill acquired in a business combination consummated on or after July 1, 2001, is not amortized. Goodwill arising from acquisitions prior to July 1, 2001 was amortized until December 31, 2001 on a straight-line basis over 10 years.

        SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using discounted cash flows and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future growth rates and the weighted average cost of capital of the reportable unit. The Company performed annual impairment tests during the fourth quarter of 2002 and 2003, and recognized impairment losses of $28,260 and $0, respectively.

        m.    Revenue recognition:

        The Company generates revenues from sales of products, which include hardware and software, software licensing, professional services and maintenance.

        The Company sells its products indirectly through a global network of distributors, system integrators and strategic partners, all of whom are considered end-users, and through its direct sales force.

        Revenues from product sales and software license agreements are recognized when all criteria outlined in Statement Of Position ("SOP") 97-2 "Software Revenue Recognition" (as amended by SOP 98-9) are met. Revenue from products and license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, no further obligations exist and collectibility is probable. Sales agreements with specific acceptance terms are not recognized until the customer has confirmed that the product or service has been accepted.

        Where software license arrangements involve multiple elements, revenue is allocated to each element based on Vendor Specific Objective Evidence ("VSOE") of the relative fair values of each element in the arrangement, in accordance with the residual method. The Company's VSOE used to allocate the sales price to maintenance is based on the renewal percentage. Under the residual method, revenue is recognized for the delivered elements when (1) there is VSOE of the fair values of all the undelivered elements, and (2) all revenue recognition criteria of SOP 97-2, as amended, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element.

        The Company maintains a provision for product returns in accordance with SFAS No. 48 "Revenue Recognition When Right of Return Exists". The provision is estimated based on the Company's past experience and is deducted from revenues. Trade receivables as of December 31, 2002 and 2003, are presented net of provision for product returns in the amounts of $2,311 and $2,079, respectively.

        Revenues from maintenance and professional services are recognized ratably over the contractual period or as services are performed.

        Deferred revenue includes advances and payments received from customers, for which revenue has not yet been recognized.

        n.     Warranty costs:

        Provisions for warranty are made at the time revenues are recognized, for estimated costs during the warranty period based on the Company's experience. Provision for warranty as of December 31, 2002 and 2003, amounted to $387 and $446, respectively. A tabular reconciliation of the changes in the Company's aggregate product warranty liability was not provided due to immateriality.

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

        Capitalized software development costs are amortized on a product-by-product basis commencing with general product release by the straight-line method over the estimated useful life of the software product.

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

        q.     Government grants:

        Non-royalty bearing grants from the Government of Israel for funding research and development projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and recorded as a deduction from research and development costs.

        r.     Concentrations of credit risk:

        Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, trade receivables, marketable securities and related party receivables.

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

        The Company's trade receivables are derived from sales to customers located primarily in North America, Europe and the Far East. The Company performs ongoing credit evaluations of its customers and obtains letter of credit and bank guarantees for certain receivables. Additionally, the Company insures certain of its receivables with a credit insurance company. An allowance for doubtful accounts is provided with respect to specific debts that the Company has determined to be doubtful of collection and a general provision on the remaining balance, based on the length of time the receivables are past due.

        The Company's marketable securities include investment in U.S. corporate debentures, U.S government debentures and structured notes. Management believes that the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to those marketable securities.

        Related party receivables are balances due from Thales SA. Management believes that minimal credit risk exists with respect to this balance.

        The Company entered into forward contracts and option strategies (together: "derivative instruments") intended to protect against the increase in value of forecasted non-dollar currency cash flows and the increase/decrease in fair value of non-dollar liabilities/assets. The derivative instruments effectively hedge the Company's non-dollar currency exposure (see Note 10).

        s.     Severance pay:

        The Company's liability for severance pay for its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent monthly salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company's liability is fully provided by monthly deposits with insurance policies and severance pay funds and by an accrual.

        The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies and includes immaterial profits.

        Severance pay expense for 2001, 2002 and 2003, was $2,284, $1,869 and $2,584, respectively.

        t.      Basic and diluted net earnings (loss) per share:

        Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year plus dilutive potential equivalent Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, "Earnings Per Share".

        The weighted average number of shares related to outstanding antidilutive options excluded from the calculations of diluted net earnings (loss) per share was 4,929,910, 5,315,170 and 1,935,692 for the years ended December 31, 2001, 2002 and 2003, respectively.

        u.     Stock-based compensation:

        The Company has elected to follow APB No. 25, "Accounting for Stock Issued to Employees" and FIN No. 44 "Accounting for Certain Transactions Involving Stock Compensation" in accounting for its employee stock option plan. Under APB No. 25, when the exercise price of the Company's options is less than the market value of the underlying shares on the date of grant, compensation expense is recognized and amortized ratably over the vesting period of the options.

        The Company adopted the disclosure provisions of SFAS No. 148, "Accounting for Stock-Based Compensation—transition and disclosure", which amended certain provisions of SFAS No. 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

        Pro forma information regarding net income (loss) and net earnings (loss) per share is required by SFAS No. 123 "Accounting for Stock-Based Compensation", and has been determined as if the Company had accounted for its employee options under the fair value method prescribed by that statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year ended December 31,
	2001	2002	2003
Risk free interest rate	4.3%	1.7%	1.8%
Dividend yield	0%	0%	0%
Volatility factor	0.506	0.827	0.545
Expected life of the options	4.3	4.3	3

        Black-Scholes pricing-model also was used to estimate the fair value of the ESPP compensation; assumptions are not provided due to the immateriality of the ESPP portion.

        Pro forma information under SFAS No. 123:

	Year ended December 31,
	2001	2002	2003
Net income (loss) as reported	$(46,795)	$(33,982)	$7,091
Add: Stock-based compensation expense included in the determination of net income (loss) as reported	23	12	12
Deduct: Stock-based compensation expense determined under fair value method for all awards	(31,636)	(18,467)	(10,350)

Pro forma net loss	$(78,408)	$(52,437)	$(3,247)

Basic net earnings (loss) per share as reported	$(3.59)	$(2.46)	$0.44

Diluted net earnings (loss) per share as reported	$(3.59)	$(2.46)	$0.42

Pro forma basic and diluted net loss per share	$(6.01)	$(3.80)	$(0.20)

        v.     Fair value of financial instruments:

        The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

        The carrying amount reported in the balance sheet for cash and cash equivalents, short-term bank deposits, trade receivables, related party receivables, short-term bank credit and trade payables approximates their fair value due to the short-term maturities of such instruments.

        The fair value for marketable securities is based on quoted market prices and does not differ significantly from the carrying amount (see Note 3).

        The fair value of other long-term liabilities is estimated by discounting the future cash flows using the current interest rate for liabilities of similar terms and maturities. The fair value of the other long-term liability, which carrying amount as of December 31, 2003 was $667, is approximately $630.

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

        For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the line item associated with the hedged item in earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified into earnings in the line item associated with the hedged transaction in the period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in financial income/expense in the period of change.

        y.     Impact of recently issued accounting standards:

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies (1) the accounting guidance on derivative instruments (including certain derivative instruments embedded in other contracts) and (2) hedging activities that fall within the scope of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 149 amends SFAS No. 133 to reflect decisions made (1) as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS No. 133, (2) in connection with other projects dealing with financial instruments, and (3) regarding implementation issues related to the application of the definition of a derivative. SFAS No. 149 is effective (1) for contracts entered into or modified after June 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively.

        Generally, SFAS No. 149 improves financial reporting by (1) requiring that contracts with comparable characteristics be accounted for similarly and (2) clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 had no material impact on the Company's financial statements.

        In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34"

("FIN No. 45"). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others," which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002, and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. The adoption of FIN No. 45 did not have a material impact on the results of operations or financial position.

        In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities" ("FIN 46"). The objective of FIN No. 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN No. 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, the Company does not expect the adoption of FIN No. 46 to have a material impact on its consolidated financial statements.

        z.     Reclassification:

        Certain amounts from prior years have been reclassified to conform to the current year's presentation. The reclassification had no effect on previously reported net loss, shareholder's equity or cash flows.

NOTE 3:—MARKETABLE SECURITIES

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Estimated fair value
	December 31,		December 31,		December 31,		December 31,
	2002	2003	2002	2003	2002	2003	2002	2003
U.S. corporate debentures	$49,100	$40,216	$330	$164	$309	$67	$49,121	$40,313
U.S government debentures	—	19,505	—	24	—	77	—	19,452
Structured notes	—	17,500	—	—	—	7	—	17,493

	$49,100	$77,221	$330	$188	$309	$151	$49,121	$77,258

        Information about gross unrealized losses based on the length of time that individual securities have been in a continuous unrealized loss position was not provided due to immateriality.

        As of December 31, 2002 and 2003, all the Company's securities were classified as held-to-maturity.

        In 2001 and 2003 the Company did not sell any securities prior to their maturity and accordingly, did not realize any gains or losses on held-to-maturity securities in these years.

        In 2002, the Company sold a debt security, which was classified as held-to-maturity, due to a rating decrease, in consideration of $820. As a result of the sale, the Company recorded a loss of $55.

        During 2003, structured notes in the amount of $8,500 were called by the issuers prior to maturity.

        The scheduled maturities of held-to-maturity securities at December 31, 2003 are as follows:

	Amortized cost	Estimated fair value
Held-to-maturity:
Due within one year	$17,187	$17,270
Due after one year through five years	51,034	50,988
Due after five years through ten years	9,000	9,000

	$77,221	$77,258

NOTE 4:—OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2002	2003
Government authorities	$3,939	$1,670
Interest receivable	301	1,151
Prepaid expenses	2,693	3,064
Other	1,229	1,481

	$8,162	$7,366

NOTE 5:—INVENTORIES

Raw materials	$4,880	$2,574
Work-in-progress	535	120
Finished goods	8,065	9,940

	$13,480	$12,634

NOTE 6:—PROPERTY AND EQUIPMENT, NET

	December 31,
	2002	2003
Cost:
Computers and peripheral equipment	$39,223	$44,144
Office furniture and equipment	12,017	13,105
Motor vehicles	1,570	134
Leasehold improvements	3,567	3,658

	56,377	61,041

Accumulated depreciation:
Computers and peripheral equipment	27,706	35,992
Office furniture and equipment	2,941	4,749
Motor vehicles	792	99
Leasehold improvements	1,074	1,574

	32,513	42,414

Depreciated cost	$23,864	$18,627

        Depreciation expense totaled $7,569, $9,775 and $10,547 for the years ended December 31, 2001, 2002 and 2003, respectively.

NOTE 7:—OTHER INTANGIBLE ASSETS, NET

        a.     Other intangible assets

	December 31,
	2002	2003
Original amounts:
Capitalized software development costs	$20,687	$22,979
Core technology	4,419	4,419
Trademarks	1,040	1,040
Maintenance contracts	510	548
Other	279	279

	26,935	29,265

Accumulated amortization:
Capitalized software development costs	10,174	15,838
Core technology	2,219	3,078
Trademarks	58	408
Maintenance contracts	28	213
Other	253	279

	12,732	19,816

Amortized cost	14,203	9,449
Distribution network	6,280	6,744

Total other intangible assets	$20,483	$16,193

        b.     Amortization expense amounted to $4,278, $5,473 and $7,070 for the years ended December 31, 2001, 2002 and 2003, respectively.

        c.     Estimated amortization expense for the years ended (excluding amortization of capitalized software development costs):

December 31,
2004	$1,118
2005	657
2006	188
2007	188
2008	157

$2,308

NOTE 8:—GOODWILL

        The changes in the carrying amount of goodwill for the year ended December 31, 2003, are as follows:

Balance as of January 1, 2003	$27,417
Adjustments to goodwill	(2,909)
Foreign currency translation adjustments	803

Balance as of December 31, 2003	$25,311

        The pro forma results of operations presented below for the years ended December 31, 2001, 2002 and 2003, reflect the impact on results of operations had the Company adopted the non-amortization provisions of SFAS No. 142 effective January 1, 2001:

	Year ended December 31,
	2001	2002	2003
Reported net income (loss)	$(46,795)	$(33,982)	$7,091
Goodwill amortization	3,413	—	—

Adjusted net income (loss)	$(43,382)	$(33,982)	$7,091

Basic net earnings (loss) per share:
Reported net earnings (loss)	$(3.59)	$(2.46)	$0.44
Goodwill amortization	0.26	—	—

Adjusted basic net earnings (loss) per share	$(3.33)	$(2.46)	$0.44

Adjusted diluted net earnings (loss) per share	$(3.33)	$(2.46)	$0.42

NOTE 9:—ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2002	2003
Employee and payroll accruals	$8,831	$11,580
Accrued expenses	22,766	22,966
Restructuring accrual	406	604
Deferred revenues	9,020	10,054
Other	1,782	2,166

	$42,805	$47,370

NOTE 10:—DERIVATIVE INSTRUMENTS

        To protect against changes in the value of forecasted foreign currency transactions and balances, the Company has instituted a foreign-currency hedging program. The Company hedges portions of its forecasted cash flows and balances denominated in foreign currencies with forward contracts and option strategies (together: "derivative instruments").

        During 2002 and 2003, the Company entered into derivative instrument arrangements to hedge a portion of anticipated New Israeli Shekel ("NIS") payroll payments. These derivative instruments are designated as cash flows hedges, as defined by SFAS No. 133, as amended, and are all highly effective as hedges of these expenses when the salary is recorded. The effective portion of the derivative instruments is included in payroll expenses in the statements of operations.

        In addition, the Company entered into derivative instruments to hedge certain trade receivables, trade payable payments, expected payments under a fixed price contract denominated in foreign currency, liabilities to employees and other long-term liability. The purpose of the Company's foreign currency hedging activities is to protect the Company from changes in the foreign currency exchange rate to the dollar.

        At December 31, 2003, the Company expects to reclassify $64 of net gains on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months.

NOTE 11:—RESTRUCTURING EXPENSES

  2001 Plan:

        As part of the Company's strategic plan to address the changing business dynamics in the markets for its products and offerings, the Company recorded a restructuring charge in the amount of $14,449 in the first quarter of 2001, in accordance with EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs in a Restructuring)" and SAB No. 100 "Restructuring and Impairment Charges". The restructuring consisted of a series of actions to improve the Company's long-term strategic opportunity including a reduction of 30% of the workforce (approximately 340 employees), consolidation of functions, the closing of certain facilities (mainly in the U.S.), and the disposal of assets that were no longer required due to the change in strategic direction. In addition, goodwill impairment was recognized for the effect of disposing a certain product line, which was acquired in the 1997 Dees transaction.

        The major components of the 2001 restructuring plan are as follows:

	Employee termination benefits	Facility closure	Loss on disposal of property and equipment	Goodwill impairment	Total Restructuring charge
2001 Plan:
Restructuring accrual in 2001	$9,459	$1,928	$1,946	$1,116	$14,449
Utilized:
Cash	(7,892)	(1,051)	—	—	(8,943)
Non-cash	—	—	(1,946)	(1,116)	(3,062)

Restructuring accrual as of December 31, 2001	1,567	877	—	—	2,444
Utilized:
Cash	(1,043)	(877)	—	—	(1,920)
Additional restructuring expenses (reversal of over accrued amounts)	(524)	124	—	—	(400)

Restructuring accrual as of December 31, 2002	—	124	—	—	124
Utilized:
Cash	—	(87)	—	—	(87)

Restructuring accrual as of December 31, 2003	$—	$37	$—	$—	$37

  2002 Plan:

        Following the acquisition of TCS, the Company identified an opportunity to increase flexibility and focus, improve responsiveness and reduce unnecessary overhead. In December 2002, the Company adopted a plan to achieve these objectives, which involved the phased reduction of approximately 75 of the initially combined 1,077 staff and consolidation of certain field offices. The Company expects to incur a total cost of $2,170 in connection with this plan. The Company elected early adoption of SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". The major components of the 2002 restructuring plan are as follows:

	Employee termination benefits	Facility closure	Loss on disposal of property and equipment	Total Restructuring charge
2002 Plan:
Total amount expected to be incurred	$1,544	$605	$21	$2,170

Costs incurred in 2002	$282	$—	$—	$282

Restructuring accrual as of December 31, 2002	282	—	—	282
Costs incurred in 2003	1,262	605	21	1,888
Costs paid in 2003	(1,443)	(139)	(21)	(1,603)

Restructuring accrual as of December 31, 2003	$101	$466	$—	$567

Remaining amount expected to be incurred	$—	$—	$—	$—

        At December 31, 2003, a total amount of $604 is included in accrued expenses and other liabilities for both plans.

NOTE 12:—COMMITMENTS AND CONTINGENT LIABILITIES

        a.     Lease commitments:

        The Company leases various office space, office equipment and motor vehicles under operating leases.

          1.     The Company's office space and office equipment are rented under several operating leases.

          Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, are as follows:

2004	$5,213
2005	5,207
2006	4,447
2007	2,631
2008 and thereafter	2,020

$19,518

          Rent expense for the years ended December 31, 2001, 2002 and 2003, was approximately $5,190, $5,761 and $6,554, respectively.

          2.     The Company leases its motor vehicles under cancelable operating lease agreements.

          The minimum payment under these operating leases, upon cancellation of these lease agreements was $1,093 as of December 31, 2003.

          Lease expenses of vehicles for the years ended December 31, 2001, 2002 and 2003, were $1,677, $1,616 and $2,124, respectively.

        b.     Other commitments:

        During 2002, the Company completed a contract manufacturing agreement with a third party contractor ("the contractor"). Under the manufacturing agreement ("the agreement"), the contractor provides the Company with a turnkey manufacturing solution for most of its products. The Company is liable under the agreement to purchase above a certain level specified in the agreement, which is based on historical level of orders to the contractor, excess raw material and subassembly inventories deemed obsolete or slow moving. As of December 31, 2003, there were no such obsolete or slow moving inventories.

        c.     Legal proceedings

        On February 8, 2001, the trading price of the Company's securities dropped, following the Company's announcements that, among other things, the Company would be restating its revenue for fiscal year 1999 and the first three quarters of 2000 and that the Company was revising downward its revenue estimates for the final quarter of 2000. Thereafter, various plaintiffs filed in the United States District Court for the District of New Jersey fourteen putative class action securities lawsuits against the Company and several of its present or former officers and directors. The first of these actions was commenced on February 13, 2001. All of the actions were allocated to the Newark vicinage of the District of New Jersey, and all were assigned to the Hon. Joseph A. Greenaway, Jr., U.S.D.J.

        The complaint in each action alleged that the Company and the individual defendants violated Section 10(b) of the Exchange Act, 15 U.S.C. § 78j(b), and Rule 10b-5 promulgated there under. The plaintiffs also attempted to state a "control person" claim against several of the individual defendants under Section 20(a) of the Exchange Act, 15 U.S.C. § 78t(a). While there were differences among the fourteen complaints, the plaintiffs essentially contended that the Company and the individual defendants misrepresented to investors, either affirmatively or through omissions, the Company's financial results and the value of its securities. The plaintiffs sought damages in an unspecified amount. The plaintiffs in each such action sought to represent a class of investors in the Company's securities throughout a specified period, approximately from February 2000 to February 2001.

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

        By Order dated May 21, 2001, a group of plaintiffs were appointed "Lead Plaintiffs" pursuant to the Private Securities Litigation Reform Act of 1995, 15 U.S.C. § 78u-4(a)(3)(B). On August 20, 2001, the Lead Plaintiffs filed and served a Consolidated Amended Class Action Complaint, purporting to bring their securities claims on behalf of a class of persons who purchased the Company's ADSs between November 3, 1999, and February 7, 2001. On October 22, 2001, the Company and the individual defendants moved to dismiss the consolidated complaint in its entirety, for failure to state a claim upon which relief could be granted, for failure to plead fraud with the requisite particularity and on grounds of forum non conveniens in favor of proceedings in Israel. Briefing on that motion was completed on December 27, 2001.

        Before that motion was decided by the Court, the parties to the litigation entered into a settlement of the claim, without any admission of liability or wrongdoing on the Company's part, in the amount of $10,000, including attorneys' fees. The Company received the funds for this settlement through its directors and officers' insurance policy.

        Because the action was brought as a class action, the settlement was subject to court approval. By Order dated April 7, 2003, the settlement was approved by the United States District Court for the District of New Jersey, over the objections of two shareholders. On April 30, 2003, one of those shareholders, James J. Hayes, appealed from that Order to the United Stated Court of Appeals for the Third Circuit. Objector Hayes also later appealed from the District Court's subsequent refusal to reconsider its decision approving the settlement.

        In a single opinion dated February 9, 2004, the Court of Appeals for the Third Circuit rejected both appeals of Objector Hayes, by affirming the decision of the District Court approving the settlement and its subsequent refusal to reconsider that determination.

        On February 23, 2004, Objector Hayes petitioned the Court of Appeals for the Third Circuit to reconsider its February 9 decision.

NOTE 13:—CREDIT LINES

        As of December 31, 2003, the Company had authorized credit lines from banks in the amount of $77,000. When utilized, the credit lines will be denominated in dollars and will bear interest at the rate of up to LIBOR + 1.6%. An amount of $50,000 out of the total credit lines is secured by the Company's marketable securities. There are no financial covenants associated with these credit lines. As of December 31, 2003, $4,349 of the $77,000 referred to above was used for bank guarantees.

NOTE 14:—TAXES ON INCOME

        a.     Measurement of taxable income:

        Results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index ("CPI") or changes in the exchange rate of the NIS against the dollar for a "foreign investors" company. Until the taxable year 2001, NICE measured its results for tax purposes in accordance with changes in the Israeli CPI. Commencing with taxable year 2002, NICE has elected to measure its results for tax purposes on the basis of the changes in the exchange rate of NIS against the dollar. This election obligates NICE for three years.

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

        Income derived from the first and second program is tax-exempt for a period of four years, commencing 1999 and 1997, respectively, and will be taxed at the reduced corporate tax rate of 10%-25% (based on the percentage of foreign ownership in each taxable year) for an additional period of six years.

        Income derived from the third and fourth programs will be tax-exempt for a period of two years, commencing with the year NICE first earns taxable income, and will be taxed at the reduced corporate tax rate of 10%-25% (based on the percentage of foreign ownership in each taxable year) for an additional period of eight years.

        The period of tax benefits detailed above is subject to limits of the earlier of 12 years from the commencement of production or 14 years from receiving the approval.

        The entitlement to the above benefits is conditional upon NICE's fulfilling the conditions stipulated by the above Law, regulations published thereunder and the certificates of approval for the specific investments in an "Approved Enterprise". In the event of failure to comply with these conditions, the benefits may be canceled and NICE may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2003, management believes that NICE is in compliance with all the conditions required by the law.

        The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without subjecting NICE to taxes only upon the complete liquidation of NICE. As of December 31, 2003, approximately $17,866 was derived from tax-exempt profits earned by NICE's "Approved Enterprise". NICE has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred tax liabilities have been provided on income attributable to NICE's "Approved Enterprises". If the net retained tax exempt income is distributed in a manner other than in the complete liquidation of NICE, it would be taxed at the corporate tax rate applicable to such profits as if NICE had not elected the alternative tax benefits (currently—20% of the gross distributed amount) and an income tax liability would be incurred of approximately $4,466 as of December 31, 2003.

        Income of NICE from sources other than the "Approved Enterprise" during the period of benefits will be taxable at the regular corporate tax rate of 36%.

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

        d.     Net operating loss carryforward:

        As of December 31, 2003, the Company had carryforward tax losses totaling approximately $63,803, most of which can be carried forward and offset against taxable income indefinitely. The remaining carryforward tax losses can be carried forward and offset against taxable income with expiration dates from 2004 to 2021. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

        e.     Deferred income taxes:

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2002	2003
Net operating loss carryforward	$10,994	$12,478
Reserves and allowances	3,787	709

Net deferred tax asset before valuation allowance	14,781	13,187
Valuation allowance	(14,781)	(13,187)

Net deferred tax asset	$—	$—

        The Company has provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforwards and other reserves and allowances due to its history of operating losses and current uncertainty concerning its ability to realize these deferred tax assets in the future.

        f.      Reconciliation between the theoretical tax expense assuming all income is taxed at the statutory tax rate applicable to income of NICE and the actual tax expense as reported in the consolidated statements of operations is as follows:

	Year ended December 31,
	2001	2002	2003
Income (loss) before taxes on income, as reported in the consolidated statements of operations	$(51,162)	$(35,002)	$6,813

Statutory tax rate in Israel	36%	36%	36%

Theoretical income tax expense (benefit)	$(18,418)	$(12,601)	$2,453
Losses and other items for which a valuation allowance was provided	14,480	3,218	174
Non-deductible acquisition-related costs (income)	338	11,201	(108)
Tax exempt interest income	(1,554)	(1,145)	—
Utilization of net operating losses for which a valuation allowance was provided	—	(676)	(2,014)
Non-deductible expenses	257	407	515
Increase from difference between Israeli currency income and US dollar income	5,031	—	—
Other	64	(54)	185

Actual tax expense	$198	$350	$1,205

        g.     Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2001	2002	2003
Domestic	$(35,622)	$(34,043)	$4,345
Foreign	(15,540)	(959)	2,468

	$(51,162)	$(35,002)	$6,813

        h.     The provision for income taxes is comprised as follows:

Current taxes	$198	$350	$1,205

Domestic	$100	$126	$949
Foreign	98	224	256

	$198	$350	$1,205

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

NOTE 15:—SHAREHOLDERS' EQUITY

        a.     The Ordinary shares of the Company are traded on the Tel Aviv Stock Exchange and its ADSs are traded on NASDAQ.

        b.     Share option plans:

        In 1995, the Company adopted an employee share option plan (the "1995 Option Plan"). Under the 1995 option plan, employees and officers of the Company may be granted options to acquire Ordinary shares. The options to acquire Ordinary shares, which may only be determined by the Board of Directors of the Company, are granted at an exercise price, subject to certain exceptions, of not less than the fair market value of the Ordinary shares on the grant date. 8,345,566 options of the 1995 Option Plan were granted.

        The options generally vest gradually over a four-year period from the date of grant. As of February 15, 2000, the Board of Directors of the Company adopted a resolution amending the exercise terms for any option granted subsequent to February 15, 2000 under the 1995 Option Plan whereby 25% of the stock options granted become exercisable on the first anniversary of the date of grant and 6.25% become exercisable once every quarter during the subsequent three years. The options expire no later than 6 years from the date of grant.

        In 1996, the Company adopted the 1997 Executive Share Option Plan (the "1997 Option Plan"). Under the terms of the 1997 Option Plan, stock options will be exercisable during a 60-day period ending four years after grant. The plan met the definition of Time Accelerated Restricted Stock Award Options Plan ("TARSAP"). The TARSAP includes an acceleration feature based on the following: if the year-end earnings per share of the Company shall reach certain defined targets, 40% of such stock options shall become exercisable; if earnings per share shall reach certain higher defined targets, an additional 30% of such stock options shall become exercisable; and if earnings per share shall reach certain higher defined targets, an additional 30% of such stock options shall become exercisable, provided that with respect to all of the above-referenced periods, the operating profit of the Company shall not be less than 10% of revenues and earnings per share shall exclude any non-recurring expenses related to mergers and acquisitions. Notwithstanding the foregoing, none of the stock options shall be exercisable before the expiration of two years from the date of issuance. 950,000 options of the 1997 Option Plan were granted. As of December 31, 2003, none of the targets specified under the TARSAP were met and accordingly there was no acceleration of options.

        In 2001, the Company adopted the 2001 Stock Option Plan (the "2001 Option Plan"). The options to acquire Ordinary shares, which may only be determined by the Board of Directors of the Company, are granted at an exercise price, of not less than the fair market value of the Ordinary shares on the grant date. 2,959,750 options of the 2001 Option Plan were granted. Under the terms of the 2001 Option Plan, a one third of the stock options granted became exercisable ten months after the grant date and the remaining two thirds will become exercisable on the first and second anniversaries of the first date of exercise so long as the grantee is, subject to certain exceptions, employed by the Company at the date the stock option becomes exercisable. The third portion of the options may be exercised at the end of the second year following the first date of exercise, if the Company meets a pre-tax profit target of 20% of revenues. Unless otherwise determined by the Company's Board of Directors as of the date of grant, the stock options expire six years after the date of grant. As of December 31, 2003, none of the targets specified were met and accordingly there was no acceleration of options.

        In 2003, the Company adopted the 2003 Stock Option Plan (the "2003 Option Plan"). Under the 2003 option plan, employees and officers of the Company may be granted options to acquire Ordinary shares. The options to acquire Ordinary shares, which may only be determined by the Board of Directors of the Company, are granted at an exercise price, subject to certain exceptions, of not less than the fair market value of the Ordinary shares on the grant date. 355,000 options of the 2003

Option Plan were granted. Unless otherwise determined by the Company's Board of Directors as of the date of grant, the stock options expire six years after the date of grant.

        A summary of the Company's stock options activity and related information for the years ended December 31, 2001, 2002 and 2003, is as follows:

	2001		2002		2003
	Number of options	Weighted- average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	4,463,523	$50.58	6,408,825	$29.31	5,965,980	$25.74
Granted	4,030,700	$12.62	981,000	$11.49	390,000	$22.55
Exercised	(33,809)	$11.61	(60,830)	$12.10	(823,363)	$12.83
Forfeited	(2,051,589)	$43.08	(1,363,015)	$32.87	(622,228)	$32.52

Outstanding at the end of the year	6,408,825	$29.31	5,965,980	$25.74	4,910,389	$26.80

Exercisable at the end of the year	1,393,959	$46.25	2,373,039	$34.46	2,790,417	$33.55

        The options outstanding as of December 31, 2003, have been separated into exercise price categories as follows:

Ranges of exercise price	Options outstanding as of December 31, 2003	Weighted average remaining contractual life	Weighted average exercise price	Options Exercisable as of December 31, 2003	Weighted Average Exercise price of options exercisable
$		(Years)	$		$
7.83 - 11.14	543,000	4.63	10.10	155,092	10.38
12.00 - 16.81	2,423,712	3.61	12.90	1,205,288	12.76
22.50 - 30.13	678,165	3.54	23.10	323,165	22.89
40.94 - 55.5	616,000	2.45	50.96	527,750	50.34
64.88 - 76.25	649,512	2.30	73.53	579,122	73.66

	4,910,389	3.39	26.80	2,790,417	33.55

        Weighted average fair values and weighted average exercise prices of options whose exercise price is equal or higher than the market price of the shares at date of grant are as follows:

	Weighted average fair value of options granted at an exercise price			Weighted average exercise price of options granted at an exercise price
	Year ended December 31,
	2001	2002	2003	2001	2002	2003
Equal to fair value at date of grant	$5.66	$8.03	$8.36	$12.62	$12.99	$22.55

Higher than fair value at date of grant	$—	$5.19	$—	$—	$10.51	$—

        c.     Employee Stock Purchase Plan ("ESPP"):

        In February 1999, the Company's Board of Directors adopted the Employee Stock Purchase Plan (the "Purchase Plan"). Eligible employees can have up to 10% of their earnings withheld, up to certain maximums, to be used to purchase Ordinary shares. The price of Ordinary shares purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the Ordinary shares on the commencement date of each offering period or on the semi-annual purchase date.

        During 2001, 2002 and 2003, employees purchased 128,303, 131,667 and 221,184 shares at average prices of $11.21, $10.51 and $6.86 per share, respectively.

        d.     Dividends:

        Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel may be converted to dollars on the basis of the exchange rate prevailing at the date of the conversion. The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 16:—MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

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

        The following presents total revenues and long-lived assets for the years ended December 31, 2001, 2002 and 2003 and as of December 31, 2001, 2002 and 2003, respectively:

	2001		2002		2003
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets
Americas	$60,055	$34,183	$86,938	$10,835	$118,594	$9,926
EMEA (*)	31,359	110	45,236	18,489	70,926	19,586
Far East	20,329	87	20,679	95	31,832	72
Israel	2,126	27,050	2,488	42,345	2,906	30,547

	$113,869	$61,430	$155,341	$71,764	$224,258	$60,131

(*)
Includes Europe, the Middle East (excluding Israel) and Africa.

        b.     Product lines:

        Total revenues from external customers divided on the basis of the Company's product lines are as follows:

	Year ended December 31,
	2001	2002	2003
Digital audio and applications	$99,785	$132,408	$196,627
Digital video	14,084	22,933	27,631

	$113,869	$155,341	$224,258

        c.     Major customers data as a percentage of total revenues:

Customer A	13.8%	23.3%	20.0%

NOTE 17:—SELECTED STATEMENTS OF OPERATIONS DATA

        a.     Research and development, net:

	Year ended December 31,
	2001	2002	2003
Total costs	$25,093	$23,363	$26,384
Less—grants and participations	(815)	(1,632)	(1,260)
Less—capitalization of software development costs	(5,435)	(4,609)	(2,291)

	$18,843	$17,122	$22,833

        b.     Financial income, net:

Financial income:
Interest and amortization/accretion of premium/discount of marketable securities	$3,371	$2,747	$1,821
Interest	1,294	551	422
Foreign currency translation	—	1,152	405
Other	12	—	—

	4,677	4,450	2,648

Financial expenses:
Interest	(38)	(15)	(79)
Foreign currency translation	(197)	(95)	(204)
Other	(188)	(348)	(331)

	(423)	(458)	(614)

	$4,254	$3,992	$2,034

        c.     Amortization of acquired intangible assets, restructuring expenses, in-process research and development write-off, settlement of litigation and other:

	Year ended December 31,
	2001	2002	2003
Amortization of acquired intangible assets	$3,413	$—	$—
Restructuring expenses (income) (Note 11)	14,449	(118)	1,888
In-process research and development write-off (Note 1c)	—	1,270	—
Settlement of litigation (Note 1f)	—	—	5,194
Other	—	(320)	—

	$17,862	$832	$7,082

        d.     Advertising expenses

$1,265	$1,760	$2,077

        e.     Net earnings (loss) per share:

        The following table sets forth the computation of basic and diluted net earnings (loss) per share:

          1.     Numerator:

	Year ended December 31,
	2001	2002	2003
Numerator for basic and diluted net earnings (loss) per share—
Net income (loss) from continuing operations	$(51,360)	$(35,352)	$5,608
Net income from discontinued operation	4,565	1,370	1,483

Net income (loss) available to Ordinary shareholders	$(46,795)	$(33,982)	$7,091

          2.     Denominator (in thousands):

Denominator for basic net earnings (loss) per share—
Weighted average number of shares	13,047	13,795	16,038

Effect of dilutive securities:
Add—Employee stock options	—	—	731
Add—ESPP	—	—	12

Denominator for diluted net earnings (loss) per share—adjusted weighted average shares	13,047	13,795	16,781

        Because of the losses in 2001 and 2002, all potential dilutive securities are anti-dilutive in these years.

NOTE 18:—SUBSEQUENT EVENT

        On March 31, 2004, the Company completed the sale of the COMINT/DF operation.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ra'anana, State of Israel, on the 28th day of April, 2004.

NICE-SYSTEMS LTD.
By:	/s/ HAIM SHANI Haim Shani President and Chief Executive Officer

QuickLinks

PRELIMINARY NOTE
TABLE OF CONTENTS
PART I
  Item 1. Identity of Directors, Senior Management and Advisers .
  Item 2. Offer Statistics and Expected Timetable .
  Item 3. Key Information .
  Item 4. Information on the Company.
  Item 5. Operating and Financial Review and Prospects.
  Item 6. Directors, Senior Management and Employees.
  Item 7. Major Shareholders and Related Party Transactions.
  Item 8. Financial Information.
  Item 9. The Offer and Listing.
  Item 10. Additional Information.
  Item 11. Quantitative and Qualitative Disclosures About Market Risk.
  Item 12. Description of Securities Other than Equity Securities.
PART II
  Item 13. Defaults, Dividend Arrearages and Delinquencies.
  Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
  Item 15. Controls and Procedures.
  Item 16. [Reserved]
  Item 16A. Audit Committee Financial Expert.
  Item 16B. Code of Ethics.
  Item 16C. Principal Accountant Fees and Services.
  Item 16D. Exemptions from the Listing Standards for Audit Committees.
  Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
PART III
  Item 17. Financial Statements.
  Item 18. Financial Statements.
  Item 19. Exhibits.
NICE SYSTEMS LTD. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 IN U.S. DOLLARS INDEX
REPORT OF INDEPENDENT AUDITORS To the Shareholders of NICE Systems Ltd.
NICE SYSTEMS LTD. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS U.S. dollars in thousands
NICE SYSTEMS LTD. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS U.S. dollars in thousands
NICE SYSTEMS LTD. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS U.S. dollars in thousands (except per share data)
NICE SYSTEMS LTD. AND SUBSIDIARIES STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY U.S. dollars in thousands
NICE SYSTEMS LTD. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS U.S. dollars in thousands
NICE SYSTEMS LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands
SIGNATURES