Form 20-F
period 2004-12-31
NICE SYSTEMS LTD
filed 2005-06-29
CIK 1003935

As filed with the United States Securities and Exchange Commission on June 29, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

Annual Report pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

Commission file number 0-27466

NICE-SYSTEMS LTD.

(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

Israel

(Jurisdiction of incorporation or organization)

8 Hapnina Street, P.O. Box 690, Ra’anana 43107, Israel

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:   18,160,535 Ordinary Shares, par value NIS 1.00 Per Share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes   ☒     No   ☐

Indicate by check mark which financial statements the registrant has elected to follow:

Item 17   ☐     Item 18   ☒

PRELIMINARY NOTE

This annual report contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to NICE’s business, financial condition and results of operations.  The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” and “should” and similar expressions, as they relate to NICE or its management, are intended to identify forward-looking statements.  Such statements reflect the current views and assumptions of NICE with respect to future events and are subject to risks and uncertainties.  Many factors could cause the actual results, performance or achievements of NICE to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, changes in business strategy and various other factors, both referenced and not referenced in this annual report.  These risks are more fully described under Item 3, “Key Information – Risk Factors” of this annual report.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected.  NICE does not intend or assume any obligation to update these forward-looking statements.

In this annual report, all references to “NICE,” “we,” “us” or “our” are to NICE Systems Ltd., a company organized under the laws of the State of Israel, and its wholly owned subsidiaries, NICE Systems Inc., NICE Systems GmbH, NICE Systems Canada Ltd., NICE CTI Systems UK Ltd., STS Software Systems (1993) Ltd., NiceEye BV, NICE Systems S.A.R.L., NICE APAC Ltd., NiceEye Ltd., Racal Recorders, Ltd. NICE Interactive Solutions India Private Ltd., Nice Systems Latin America, Inc. and Nice Japan Ltd.

In this annual report, unless otherwise specified or unless the context otherwise requires, all references to “$” or “dollars” are to U.S. dollars and all references to “NIS” are to New Israeli Shekels.  Except as otherwise indicated, the financial statements of and information regarding NICE are presented in U.S. dollars.

TABLE OF CONTENTS

PART I
Item 1.	Identity of Directors, Senior Management and Advisers
Item 2.	Offer Statistics and Expected Timetable
Item 3.	Key Information
Item 4.	Information on the Company
Item 5.	Operating and Financial Review and Prospects
Item 6.	Directors, Senior Management and Employees
Item 7.	Major Shareholders and Related Party Transactions
Item 8.	Financial Information
Item 9.	The Offer and Listing
Item 10.	Additional Information
Item 11.	Quantitative and Qualitative Disclosures About Market Risk
Item 12.	Description of Securities Other than Equity Securities

PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15.	Controls and Procedures
Item 16A.	Audit Committee Financial Expert
Item 16B.	Code of Ethics
Item 16C.	Principal Accountant Fees and Services
Item 16D.	Exemptions from the Listing Standards for Audit Committees
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

PART III
Item 17.	Financial Statements
Item 18.	Financial Statements
Item 19.	Exhibits
Index to Financial Statements

PART I

Item 1.  Identity of Directors, Senior Management and Advisers.

Not Applicable.

Item 2.  Offer Statistics and Expected Timetable.

Not Applicable.

Item 3.  Key Information.

Selected Financial Data

The following selected consolidated financial data as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The consolidated selected financial data as of December 31, 2000, 2001 and 2002 and for the years ended December 31, 2000 and 2001 has been derived from other consolidated financial statements not included in this annual report and have also been prepared in accordance with U.S. GAAP and audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, “Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report.

On March 31, 2004, we sold the net assets of our COMINT/DF military-related business to ELTA Systems Ltd (“ELTA”) for $4 million in cash. The net assets sold include the intellectual property, fixed assets, inventory, and contracts related to the COMINT/DF product line which includes high performance spectral surveillance and direction finding systems that detect, identify, locate, monitor and record transmission sources. The COMINT/DF business is therefore treated as a discontinued operation in our financial statements.

In 2002, 2003 and 2004, the COMINT/DF business generated revenues of approximately $7.2 million, $6.5 million and $0.8 million, respectively, and net income of approximately $1.4 million, $1.5 million and $3.2 million (including gain on disposition), respectively.

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(in thousands of U.S. dollars, except per share data)
OPERATING DATA:
Revenues
Products	N/A	$99,395	$127,896	$168,055	$182,616
Services	N/A	14,474	27,445	56,203	70,027
Total revenues	144,479	113,869	155,341	224,258	252,643
Cost of revenues
Products	N/A	47,781	55,453	64,231	64,432
Services	N/A	19,446	26,054	42,084	49,876
Total cost of revenues	69,438	67,227	81,507	106,315	114,308
Gross profit	75,041	46,642	73,834	117,943	138,335
Operating expenses:
Research and development, net	19,002	18,843	17,122	22,833	24,866
Selling and marketing	34,048	33,719	38,743	53,701	62,172
General and administrative	27,900	26,788	23,806	29,840	31,269
Other special charges	7,646	17,862	29,092	7,082	—
Total operating expenses	88,596	97,212	108,763	113,456	118,307
Operating income (loss)	(13,555)	(50,570)	(34,929)	4,487	20,028
Financial income, net	6,188	4,254	3,992	2,034	3,556
Other income (expenses), net	53	(4,846)	(4,065)	292	54
Income (loss) before taxes on income	(7,314)	(51,162)	(35,002)	6,813	23,638
Taxes on income	273	198	350	1,205	2,319
Net income (loss) from continuing operations	(7,587)	(51,360)	(35,352)	5,608	21,319
Net income (loss) from discontinuing operations	2,268	4,565	1,370	1,483	3,236
Net income (loss)	$(5,319)	$(46,795)	$(33,982)	$7,091	$24,555
Basic earnings (loss) per share:
Continuing operations	$(0.62)	$(3.94)	$(2.56)	$0.35	$1.22
Discontinued operations	0.19	0.35	0.10	0.09	0.18
Net earnings (loss)	$(0.43)	$(3.59)	$(2.46)	$0.44	$1.40
Weighted average number of shares used in computing basic earnings (loss) per share (in thousands)	12,317	13,047	13,795	16,038	17,497
Diluted earnings (loss) per share:
Continuing operations	$(0.62)	$(3.94)	$(2.56)	$0.33	$1.14
Discontinued operations	0.19	0.35	0.10	0.09	0.17
Net earnings (loss)	$(0.43)	$(3.59)	$(2.46)	$0.42	$1.31
Weighted average number of shares used in computing diluted earnings (loss) per share (in thousands)	12,317	13,047	13,795	16,781	18,703

	At December 31,
	2000	2001	2002	2003	2004

BALANCE SHEET DATA:
Working capital	$117,837	$70,572	$79,583	$56,174	$51,428
Total assets	251,489	210,012	236,288	249,415	298,319
Total debt	—	—	24	—	—
Shareholders’ equity	208,577	167,018	154,536	176,831	222,871

Exchange Rate Information

The following table shows, for each of the months indicated, the high and low exchange rates between New Israeli Shekels and U.S. dollars, expressed as shekels per U.S. dollar and based upon the daily representative rate of exchange as reported by the Bank of Israel:

Month	High		Low
May 2005	NIS	4.416	NIS	4.348
April 2005	4.395		4.360
March 2005	4.379		4.299
February 2005	4.392		4.357
January 2005	4.414		4.352
December 2004	4.374		4.308

The following table shows, for periods indicated, the average exchange rate between New Israeli Shekels and U.S. dollars, expressed as shekels per U.S. dollar, calculated based on the average of the exchange rates on the last day of each month during the relevant period as reported by the Bank of Israel:

Year	Average
2004	NIS	4.483
2003	4.512
2002	4.736
2001.	4.220
2000.	4.068

On June 27, 2005, the exchange rate was 4.541 NIS per U.S. dollar as reported by the Bank of Israel.

The effect of exchange rate fluctuations on our business and operations is discussed in Item 5,  “Operating and Financial Review and Prospects.”

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

As part of our growth strategy, we have made a number of acquisitions and have made minority investments in complementary businesses, products or technologies. We frequently evaluate the tactical or strategic opportunity available related to complementary businesses, products or technologies.  The process of integrating an acquired company’s business into our operations and/or of investing in new technologies, may result in unforeseen operating difficulties and large expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business.  Other risks commonly encountered with acquisitions include the effect of the acquisition on our financial and strategic position and reputation, the failure of the acquired business to further our strategies, the inability to successfully integrate or commercialize acquired technologies or otherwise realize anticipated synergies or economies of scale on a timely basis and the potential impairment of acquired assets.  Moreover, there can be no assurance that the anticipated benefits of any acquisition or investment will be realized.  Future acquisitions or investments contemplated and/or consummated could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, and amortization expenses related to intangible assets, any of which could have a material adverse effect on our operating results and financial condition. There can be no assurance that we will be successful in making additional acquisitions or effective in integrating such acquisitions into our existing business.  In addition, if we consummate one or more significant acquisitions in which the consideration consists, in whole or in part, of ordinary shares or American Depositary Shares (ADSs), representing our ordinary shares, shareholders would suffer dilution of their interests in us. We have also invested in companies which can still be considered in the start-up or development stages. These investments are inherently risky as the market for the technologies or products they have under development are typically in the early stages and may never materialize. We could lose our entire initial investment in these companies.

We have expanded into new markets and may not be able to manage our expansion and anticipated growth effectively.

We have established a sales and service infrastructure in India by recruiting sales and service personnel in order to bring about further growth in revenue in the Asia Pacific market.  Also, since 2002 we have been expanding our presence in Europe (mainly in the United Kingdom) and in the Middle East and Africa (the EMEA region) through organic growth and through our acquisition of Thales Contact Solutions (or TCS).  The growth in our business in the EMEA region is still in its early stage, and in particular, we are just beginning to develop our digital video business in the EMEA region. We expect continued growth, particularly in connection with the enhancement and expansion of our operations in the EMEA region, as well as in the Asia Pacific region.  We may establish additional operations within these regions where growth opportunities are projected to warrant the investment. However, we cannot assure you that our revenues will increase as a result of this expansion or that we will be able to recover the expenses we incurred in effecting the expansion.  Our failure to effectively manage our expansion of our sales, marketing, service and support organizations could have a negative impact on our business.  To accommodate our global expansion, we are continuously implementing new or expanded business systems, procedures and controls.  There can be no assurance that the implementation of such systems, procedures, controls and other internal systems can be completed successfully.

We depend upon outsourcers for the manufacture of our key products. The failure of our product manufacturers to meet our quality or delivery requirements would likely have a material adverse effect on our business, results of operations and financial condition.

In 2002, we entered into a manufacturing agreement with Flextronics Israel Ltd., a subsidiary of Flextronics, a global electronics manufacturing services company.  Under this agreement, Flextronics provides us with a comprehensive manufacturing solution that covers all aspects of the manufacture of our products from order receipt to product shipment, including purchasing, manufacturing, testing, configuration, and delivery services.  This agreement covered all our products.  In addition, in connection with the acquisition of TCS, we entered into a contract manufacturing agreement with Instem Technologies Ltd, a UK company, pursuant to which Instem manufactures all ex-TCS products. Similarly, in connection with the acquisition of Dictaphone’s Communications Recordings Systems division (or CRS), we assumed a contract manufacturing agreement with Dictaphone’s EMS division pursuant to which EMS manufactures all ex-CRS products. As a result of these arrangements, we are now fully dependent on Flextronics, Instem and EMS to process orders and manufacture our products.  Consequently, the manufacturing process of our products is not in our control.

We may from time to time experience delivery delays due to the inability of Flextronics, Instem and EMS to consistently meet our quality or delivery requirements and we may experience production interruptions if any of Flextronics, Instem or EMS is for any reason unable to continue the production of our products.  Should we have on-going performance issues with our contract manufacturers, the process to move from one contractor to another is a lengthy and costly process that could affect our ability to execute customer shipment requirements and/or might negatively affect revenue and/or costs.  If these manufacturers or any other manufacturer were to cancel contracts or commitments with us or fail to meet the quality or delivery requirements needed to satisfy customer orders for our products, we could lose time-sensitive customer orders and have significantly decreased quarterly revenues and earnings, which would have a material adverse effect on our business, results of operations and financial condition.

If we lose our key suppliers, our business may suffer.

Certain components and subassemblies that are used in the manufacture of our existing products are purchased from a single or a limited number of suppliers.  In the event that any of these suppliers are unable to meet our requirements in a timely manner, we may experience an interruption in production until an alternative source of supply can be obtained.  Any disruption, or any other interruption of a supplier’s ability to provide components to us, could result in delays in making product shipments, which could have a material adverse effect on our business, financial condition and results of operations.  In addition, some of our major suppliers use proprietary technology and software code that could require significant redesign of our products in the case of a change in vendor.  Further, as suppliers discontinue their products, or modify them in manners incompatible with our current use, or use manufacturing processes and tools that could not be easily migrated to other vendors, we could have significant delays in product availability, which would have a significant adverse impact on our results of operations and financial condition.     Although we generally maintain an inventory for some of our components and subassemblies to limit the potential for an interruption and we believe that we can obtain alternative sources of supply in the event our suppliers are unable to meet our requirements in a timely manner, we cannot assure you that our inventory and alternative sources of supply would be sufficient to avoid a material interruption or delay in production and in availability of spare parts.

If we lose our key personnel or cannot recruit additional personnel, our business may suffer.

If our growth continues, we will be required to hire and integrate new employees. Recruiting and retaining qualified engineers and computer programmers to perform research and development and to commercialize our products, as well as qualified personnel to market and sell those products, are critical to our success.  As of December 31, 2004, approximately 25% of our employees were devoted to research and product development and 26% were devoted to marketing and sales.   There can be no assurance that we will be able to successfully recruit and integrate new employees.  Competition for highly skilled employees may again become high in the technology industry.  We may also experience personnel changes as a result of our move from multimedia recording equipment towards business performance solutions.  An inability to attract and retain highly qualified employees may have an adverse effect on our ability to develop new products and enhancements for existing products and to successfully market such products, all of which would likely have a material adverse effect on our results of operations and financial position.  Our success also depends, to a significant extent, upon the continued service of a number of key management, sales, marketing and development employees, the loss of whom could materially adversely affect our business, financial condition and results of operations.

Operating internationally exposes us to additional and unpredictable risks.

We sell our products throughout the world and intend to continue to increase our penetration of international markets.  In 2000, 2001, 2002, 2003 and 2004, approximately 97%, 98%, 98%, 99% and 99%, respectively, of our total sales were derived from sales to customers outside of Israel, and approximately 55%, 48%, 52%, 50% and 44%, respectively, of our total sales were made to customers in North America.  A number of risks are inherent in international transactions. Our future results could be materially adversely affected by a variety of factors including changes in exchange rates, general economic conditions, regulatory requirements, tax structures or changes in tax laws, and longer payment cycles in the countries in our geographic areas of operations. International sales and operations may be limited or disrupted by the imposition of governmental controls and regulations, export license requirements, political instability, trade restrictions, changes in tariffs and difficulties in managing international operations.  We cannot assure you that one or more of these factors will not have a material adverse effect on our international operations and, consequently, on our business, financial condition and results of operations.

Inadequate intellectual property protections could prevent us from enforcing or defending our intellectual property and we may be subject to liability in the event our products infringe on the proprietary rights of third parties and we are not successful in defending such claims.

Our success is dependent, to a significant extent, upon our proprietary technology.  We currently own 20 patents (including 11 in the United States) to protect our technology and we have over 100 applications pending in the United States and other countries.  We currently rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure and non-competition agreements, as well as third party licenses to establish and protect the technology used in our systems.  However, we cannot assure you that such measures will be adequate to protect our proprietary technology, that competitors will not develop products with features based upon, or otherwise similar to our systems, or that third party licenses will be available to us or that we will prevail in any proceeding instituted by us in order to enjoin competitors from selling similar products.  Although we believe that our products do not infringe upon the proprietary rights of third parties, we cannot assure you that one or more third parties will not make a contrary claim or that we will be successful in defending such claim.

From time to time, we receive “cease and desist” letters alleging patent infringements.  No formal claims or other actions have been filed with respect to such alleged infringements, except for claims filed by Dictaphone (which have since been settled and dismissed) and Witness Systems (described under “—Legal Proceedings” in Item 8 below).  We believe that none of these allegations has merit.  We cannot assure you, however, that we will be successful in defending against the claims that have been asserted or any other claims that may be asserted.  We also cannot assure you that such claims will not have a material adverse effect on our business, financial condition, or operations.  Defending infringement claims or other claims could involve substantial costs and diversion of management resources.  In addition, to the extent we are not successful in defending such claims, we may be subject to injunctions with respect to the use or sale of certain of our products or to liabilities for damages and may be required to obtain licenses which may not be available on reasonable terms.

We face potential product liability claims against us.

Our products focus specifically on organizations’ business-critical operations.  We may be subject to claims that our products are defective or that some function or malfunction of our products caused or contributed to property, bodily or consequential damages.  We minimize this risk by incorporating provisions into our distribution and standard sales agreements that are designed to limit our exposure to potential claims of liability.  We carry product liability insurance in the amount of $20,000,000 per occurrence and $20,000,000 overall per annum.  No assurance can be given that all claims will be covered either by the contractual provisions limiting liability or by the insurance, or that the amount of any individual claim or all claims will be covered by the insurance or that the amount of any individual claim or all claims in the aggregate will not exceed policy coverage limits.  A significant liability claim against us could have a material adverse effect on our results of operations and financial position.

We face risks relating to government contracts.

We sell our products to, among other customers, governments and governmental entities.  These sales are subject to special risks, such as delays in funding, termination of contracts or sub-contracts at the convenience of the government, termination, reduction or modification of contracts or sub-contracts in the event of changes in the government’s policies or as a result of budgetary constraints, and increased or unexpected costs resulting in losses or reduced profits under fixed price contracts.  Although to date we have not experienced any material problems in our performance of government contracts, or in the receipt of payments in full under such contracts, we cannot assure you that we will not experience problems in the future.

The markets in which we operate are highly competitive and we may be unable to compete successfully.

The market for our products and related services, in general, is highly competitive.  Additionally, some of our principal competitors such as Witness Systems, Inc. and Verint Systems, Inc. may have significantly greater resources and larger customer bases than do we.  We have seen evidence of deep price reductions by our competitors and expect to continue to see such behavior in the future, which, if we are required to match such discounting, will adversely affect our gross margins and results of operations.  To date, we have been able to manage our product design and component costs.  However, there can be no assurance that we will be able to continue to achieve reductions in component and product design costs.  Further, the relative and varying rates of increases or decreases in product price and cost could have a material adverse impact on our earnings.

We are expanding the scope of our Voice Platforms and Applications to Enterprise Performance Management solutions, with a focus on analytic software solutions that are based on voice and data content analysis. The market for such content analysis applications is still in its early phases. Successful positioning of our products is a critical factor in our ability to maintain growth. Furthermore, new potential entrants from the traditional enterprise business intelligence and business analytics sector may decide to develop recording and content analysis capabilities and compete with us in this emerging opportunity. As a result, we expect to continue to make significant expenditures on marketing. We cannot ensure that the market awareness or demand for our new products will grow as rapidly as we expect, or if at all, that we will successfully develop new products or introduce new applications for existing products, that such new products and applications will achieve market acceptance or that the introduction of new products or technological developments by others will not adversely impact the demand for our products.

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

With respect to the public safety part of our business, our ability to succeed depends on our ability to develop an effective network of distributors to the mid-low segment of the public safety market, while facing pricing pressures and low barriers to entry.  We face significant competition from other well-established competitors, including CVDS Inc., VoicePrint Inc. and others.  Prices have decreased throughout the market in recent years, primarily due to competitive pressures.  We cannot assure you that prices will not continue to decrease or that our gross profit will not decrease as a result.   We believe that our ability to sell and distribute our Voice Platforms and Applications in the public safety market depends on the success of our marketing, distribution and product development initiatives. We cannot assure you that we will be successful in these initiatives.

Continuing adverse conditions in the information technology sector may lead to a decreased demand for our Voice Platforms and Applications and may harm our business, financial condition and results of operations.

Our operating results may be materially adversely affected as a result of recent unfavorable economic conditions and reduced information technology spending, particularly in the product segments in which we compete.  In particular, many enterprises, telecommunications carriers and service providers have reduced spending in connection with contact centers, and many financial institutions have reduced spending related to trading floors.  These trends may adversely affect the growth of sales of new applications. If these industry-wide conditions persist, they may have a material adverse impact on our business, financial condition and results of operations.

We depend on certain key strategic partners for sales of our products.  If our relationship with these partners is for any reason impaired, our business and results of operations will likely suffer.

We have agreements in place with many distributors, dealers and resellers to market and sell our products and services in addition to our direct sales force.  We derive a significant percentage of our revenues from one or more of our channel partners.  Our financial results could be materially adversely affected if our contracts with channel partners were terminated, if our relationship with channel partners were to deteriorate or if the financial condition of our channel partners were to weaken. Our top channel partner accounted for approximately 23%, 20% and 19% of our revenues in 2002, 2003 and 2004, respectively. Our competitors’ ability to penetrate these strategic relationships, particularly our relationship with Avaya Inc., our largest global distribution partner and one of the leading global providers of enterprise business communication platforms in voice, e-business and data, may result in a significant reduction of sales through that partner.

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

We are dependent on the success of the NiceLog system and related products to maintain profitability.  In 2002, 2003 and 2004, approximately 82%, 75% and 78%, respectively, of our revenues were generated from sales of NiceLog systems and related products and we anticipate that such products will continue to account for a significant portion of our sales in the next several years.  A significant decline in sales of NiceLog systems and related products, or a significant decrease in the profit margin on such products, could have a material adverse effect on our business, financial condition or results of operations.

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

Our headquarters, research and development and main manufacturing facilities are located in the State of Israel, and we are directly affected by the political, economic and military conditions to which Israel is subject.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence between Israel and the Palestinians, which has affected Israel’s relationship with several Arab countries. Any armed conflicts or political instability in the region could negatively affect local business conditions and harm our results of operations. We cannot predict the effect on the region of the increase in the degree of violence between Israel and the Palestinians.  Furthermore, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as a result of an increase in hostilities.  Our products are heavily dependent upon components imported from, and most of our sales are made to, countries outside of Israel. Accordingly, our operations could be materially adversely affected if trade between Israel and its present trading partners were interrupted or curtailed.

Some of our officers and employees are currently obligated to perform annual military reserve duty.  Additionally, in the event of a military conflict, including the ongoing conflict with the Palestinians, these persons could be required to serve in the military for extended periods of time. We cannot assess the full impact of these requirements on our workforce or business and we cannot predict the effect on us of any expansion or reduction of these obligations.

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

There is doubt as to the enforceability of civil liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 in original actions instituted in Israel.  However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of United States courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of those Acts.

We depend on the availability of government grants and tax benefits.

We derive and expect to continue to derive significant benefits from various programs and laws in Israel including tax benefits relating to our “Approved Enterprise” programs and certain grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, or OCS, for research and development.  To be eligible for these grants, programs and tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets and conducting the research, development and manufacturing of products developed with such OCS grants in Israel (unless a special approval has been granted for performing manufacturing activities outside Israel).  From time to time, the Israeli Government has discussed reducing or eliminating the availability of these grants, programs and benefits and there can be no assurance that the Israeli Government’s support of grants, programs and benefits will continue.  Pursuant to an amendment to Israeli regulations, income from two of our “Approved Enterprises” is exempt from income tax for only two years.  Following this two-year period, the “Approved Enterprise” will be subject to corporate tax at a reduced rate of 10-25% (based on the percentage of foreign ownership in each taxable year) for the following eight years.  Income from the other two “Approved Enterprises” is tax exempt for four years.  Following this four-year period, the “Approved Enterprises” are subject to corporate tax at a reduced rate of 10-25% (based on the percentage of foreign ownership in each taxable year) for the following six years.  If grants, programs and benefits available to us or the laws under which they were granted are eliminated or their scope is reduced, or if we fail to meet the conditions of existing grants, programs or benefits and are required to refund grants or tax benefits already received (together with interest and certain inflation adjustments), our business, financial condition and results of operations could be materially adversely affected.

We may be required to pay stamp duty on agreements executed by us on or after June 1, 2003. This would increase our taxes.

The Israeli Stamp Duty on Documents Law, 1961 (the “Stamp Duty Law”), provides that most documents signed by Israeli companies are subject to a stamp duty, generally at a rate of between 0.4% and 1% of the value of the subject matter of such document. De facto, it has been common practice in Israel not to pay such stamp duty unless a document is filed with a governmental authority or with the courts. As a result of an amendment to the Stamp Duty Law that came into effect on June 1, 2003, the Israeli tax authorities have approached many companies in Israel (including us) and requested the disclosure of all agreements signed by such companies after June 1, 2003 with the aim of collecting stamp duty on such agreements.  The legitimacy of the aforementioned amendment to the Stamp Duty Law and of said actions by the Israeli tax authorities are currently under review by the Israeli High Court of Justice.  Based on advice from our Israeli counsel, we believe that we may only be required to pay stamp duty on documents signed on or after August 2004. However, we cannot give any assurance that the tax authorities or the courts will accept such view. Although at this stage it is not yet possible to evaluate the effect, if any, on us of the amendment to the Stamp Duty Law, the same could materially adversely affect our results of operations in the future.

In January 2005, an order was signed in accordance with which the said requirement to pay stamp duty is cancelled with effect from January 1, 2008.

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

In addition, our quarterly operating results may be subject to significant fluctuations due to other factors, including the timing and size of orders and shipments to customers, variations in distribution channels, mix of products, new product introductions, competitive pressures and general economic conditions.  It is difficult to predict the exact mix of products for any period between hardware, software and services as well as within the product category between audio platforms and related applications, digital video and communications intelligence.  Because a significant portion of our overhead consists of fixed costs, our quarterly results may be adversely impacted if sales fall below management’s expectations.  In addition, the period of time from order to delivery of our Audio and Video Platforms and Applications is short, and therefore our backlog for such products is currently, and is expected to continue to be, small and substantially unrelated to the level of sales in subsequent periods.  As a result, our results of operations for any quarter may not necessarily be indicative of results for any future period.  Due to all of the foregoing factors, in some future quarters our sales or operating results may be below our forecasts and the expectations of public market analysts or investors.  In such event, the market price of our ordinary shares and ADSs would likely be materially adversely affected.

Item 4.    Information on the Company.

History and Development of the Company

Our legal and commercial name is NICE-Systems Ltd. We are a company limited by shares organized under the laws of the State of Israel.  We were originally incorporated as NICE Neptun Intelligent Computer Engineering Ltd. on September 28, 1986 and renamed NICE-Systems Ltd. on October 14, 1991.  Our principal executive offices are located at 8 Hapnina Street, P.O. Box 690, Ra’anana 43107, Israel and the telephone number at that location is +972-9-775-3030.  Our agent for service in the United States is our subsidiary, NICE Systems Inc., 301 Route 17 North, Rutherford, New Jersey 07070.

Business Overview

NICE offers solutions that consist of multimedia capture, multimedia content analysis and applications. These solutions enable our customers to extract insight from unstructured interactions by capturing the interactions and analyzing the content, thereby enabling improved business decisions or improved security operations. We offer our solutions as products or system solutions to various vertical markets in two major sectors:  1) the Enterprise Interaction sector; and 2) the Public Safety and Security sector.

1) Enterprise Interaction Solutions

Markets

The overall market for products that enable users to extract insight from interactions through digital voice recording, contact center management products and performance management products has experienced steady growth in recent years as a result of the increase in the use of telephones to obtain information, to initiate business and consumer contacts, to provide services such as banking and insurance, and to sell products through contact centers.

Users of our enterprise interaction solutions include financial institutions, such as brokerage and trading houses; contact centers within the enterprise, such as telemarketing, customer service, telebanking and teleinsurance facilities and other departments in the enterprise that can benefit from analyzing customer interactions, such as marketing, operations and legal.

Financial Institutions.   Financial institutions conduct a substantial portion of their business over the telephone and are increasingly relying upon their ability to record, store and retrieve voice data of transactions in a timely, reliable and efficient manner. Brokers and dealers record and store recordings of transactions to provide back-up and verification of such transactions and to guard against risks posed by lost or misinterpreted voice communications or fraud. Our customers in the financial institutions market include ABN AMRO Bank, American Express, Bank of America, Barclays, CIBC Oppenheimer, Citibank, Deutsche Bank, Dresdner Bank, First Chicago NBD, JP Morgan Chase, Goldman Sachs, Lehman Brothers, Morgan Stanley, Sydney Futures Exchange and Tokyo Mitsubishi Bank.

Contact Centers.   Many enterprises are increasingly using dedicated contact centers as their main contact point with their customers. These contact centers are processing and managing high volumes of incoming and outgoing customer interactions. Contact centers have been used extensively in such fields as financial services (banking, credit cards, insurance, investments), telecommunications, retail, health care and travel services. Typically, the contact center is the primary “hub” within an organization for placing or receiving a large volume of customer interactions. Customer service representatives are talking with customers about  issues such as reservations, product information, account information, and problem resolution. As the importance of the contact center increases and more functions and capabilities have been combined, a parallel industry has emerged. This industry creates and supports the systems, software and services that are designed to make these enterprises and the contact center activities within the enterprises efficient, effective and well matched to the broader corporate mission of the enterprise. Also, it is increasingly expected that the contact center be the “eyes and ears” of the enterprise in the market and a prime source of information for the various enterprise departments, such as marketing, sales, legal, finance and operations. The global contact center market is using voice recording solutions and related applications to enable storage of the details of telephone orders and other transactions, supervision of contact center operators and campaigns, and evaluation of salespersons’ efficiency, customer service and training. It is also increasingly being used to extract insight from the recorded interactions to solve business issues and increase the overall enterprise performance. Users of the NICE Perform, NiceUniverse and NiceLog system in this market include AllSec, American Express, Blue Cross Blue Shield, Citibank, DHL, Federal Express, Ford Credit, Home Depot, IBM, Liberty Mutual, National Bank of Canada, Nextel, Nokia, PRC, Spectramind, Telecom New Zealand, Time Warner, Vodafone, Wipro, WPS and Wynn Resorts.

Sales and Marketing; Strategic Relationships

We market, distribute and service our Enterprise Interaction Solutions worldwide, through leading suppliers of complementary products, such as Avaya, independent dealers that predominantly specialize in the voice recording market and contact center and enterprise applications, as well as through our own sales and technical support force in the United States, Canada, Germany, the United Kingdom, France, Spain, Hong Kong, Japan, Singapore, India and Israel.  Most of the sales made by our sales force are made to our distributors, who then install the systems and provide day-to-day support to end-users.

In the Financial Trading segment, we have established marketing, sales and support arrangements with leading suppliers of complementary products. These companies market and distribute our products to their customers either as stand-alone systems or as integrated components of their own systems, as follows:

•              An OEM agreement with IPC Information Systems, Inc. IPC, a leading provider of integrated communications solutions to the financial services community, has embedded a NiceLog platform customized for IPC into IPC’s Alliance MX product line and sells this product as an integral part of the IPC product.

•              An OEM agreement with Etrali S.A., a telecom integrator serving the financial community. Etrali is a European leader of dealer-board systems for trading rooms. Etrali and NICE have closely integrated our products for dealing rooms, which are distributed globally by Etrali S.A.

•              A marketing and developer support agreement with BT Syntegra, British Telecom’s selling and integration company in the trading floor segment.

In the Contact Center segment, we have entered into global distribution agreements as well as alliances and development programs for integration and ensuring compatibility of products with leading vendors, as follows:

•              A global partnership with Avaya Inc. Avaya is the leading global provider of enterprise business communication platforms in voice, e-business and data. Avaya and its business partners (or sales partners or dealers) are co-selling our enterprise interaction solutions to their customers globally.

•              A marketing and technical collaboration with Dimension Data, IBM, Philips and Siemens.

•              An OEM and developer support agreement with Alcatel.

•              An alliance program with Aspect Telecommunications to ensure the compatibility of our contact center product line with Aspect’s automatic call distribution systems and to promote this integration through Aspect’s marketing materials.

•              Technical collaboration and development programs with Cisco, Concerto, Ericsson, Genesys, Mitel, NEC, Nortel, Philips and Rockwell.

•              Product integrations with Siebel Systems and Amdocs (Clarify Inc.) in the CRM Space. These integrations with leading CRM providers enable customers to capture and enhance their customers’ entire experience in the contact center from start to finish and to more tightly integrate the functionality delivered by our products into their business environment.

Products

Our enterprise interaction solutions include recording, monitoring, quality management and business performance management solutions which are designed to capture interactions, analyze them and take action based on this analysis to drive the enterprise performance. They also protect businesses and customers against risks posed by lost or misinterpreted voice or data transmissions and capture and improve contact center agent performance and the customers’ experience.

Interaction capture units (known as voice recorders or loggers) are systems that capture and record large volumes of voice data transmitted over multiple telephone or other communication lines and allow users to retrieve and playback specific communication data. Traditional voice recorders were based on analog reel-to-reel technology, which limited an organization’s ability to store and retrieve data efficiently, and which could not interface with digital computer and telecommunication networks. In the early 1990s, analog reel-to-reel recorders began to be replaced with analog VHS-based products and, more recently, by digital products, including those based on magnetic disk, optical disk or digital audio tapes (or DAT).  Organizations’ growing needs to record, process and store large amounts of voice data resulted in the introduction of digitally-based voice recording systems characterized by increased performance and improved system economics.  Digital multi-channel recording systems enable simultaneous recording and logging of a large number of channels, while enabling a large number of users to process voice data simultaneously. Digital systems’ advantages over traditional analog systems include the immediate random access to recorded data, open connectivity and compact size of both the recording unit and storing and archiving media. Advanced, industry-standard, digital voice recording systems employing computer telephony integration (or CTI) technologies allow for integration of the recording and retrieval functions with organizations’ computer and telecommunications networks, thereby delivering maximum business benefits, increased user efficiency, and wider access for larger numbers of users.  The demand for sophisticated CTI digital voice recording systems is increasing as a result of the increased demand for digital recording systems, particularly in the contact center market and the conversion by the large installed base of analog systems to digital technology, specifically in the financial institutions, public safety and air traffic control markets.

Today’s business is characterized by increasing reliance upon interactions conducted via telephony and web-based communications. These means of communication are becoming an important and strategic dimension of business across a broad spectrum of markets. In these business environments, a great deal of information lies hidden within the ever-growing quantities of unstructured multimedia interactions. This information can provide decision makers throughout the enterprise with insights into their marketplace and customer base, and direct access to key business scenarios. Many of these capabilities are not available with traditional transactional-based analytics tools. They are of great value to organizations constantly searching for better ways to understand their market dynamics and customer intent, while operating within the limitations of traditional surveying and data analysis techniques and growing regulatory requirements.

NICE Perform is our flagship enterprise product. It is an integrated suite of solutions that offers innovative ways for organizations to generate insight from interactions to enhance performance. NICE Perform combines multiple data sources in a fully integrated architecture with a centralized data warehouse, allowing interoperability of all the data sources to address a variety of business issues with a high level of accuracy. The data sources include word spotting, emotion detection, talk pattern analysis, customer surveys, CTI analysis, application activities and business data. With a set of advanced engines, NICE Perform provides multi-dimensional analytics of these data sources. State-of-the-art visualization techniques enable analysts and executives to quickly and easily identify trends, deviations and situations requiring immediate action. All these capabilities are implemented in an advanced application suite that is underpinned by a new series of powerful high density capture and archiving platforms that provide cost-effective reliable processing of multimedia interactions in a format optimized for multi-dimensional analytics.

While providing critical statistical data, NICE Perform goes beyond the scope of transactional analytics to help decision makers understand customer intent and market dynamics, identify current and future trends early enough for proactive management of challenges, opportunities and changes, and enhance corporate governance throughout the enterprise. For example, marketing executives can more effectively track marketing campaigns, analyze causes of success or failure, and quickly adapt to changing market conditions. Finance and legal executives can ensure that company policies are adhered to in all phone conversations across the organization, thereby avoiding costly legal action by spotting and correcting irregularities before they become problems.

NICE Perform also contains all of the contact center quality management capabilities of NiceUniverse described below. In addition, NICE Perform includes advanced online coaching capabilities. These enable supervisors to coach the contact center agents in order to improve their skills and to empower those agents and cover immediate knowledge dispersal matters as needed by the different departments, such as marketing or order administration.

NiceUniverse, introduced in February 1998, is a comprehensive quality management solution used to evaluate agent performance and to raise the level of customer service in contact centers through advanced voice and desktop screen recording technologies. The NiceUniverse system provides objective evaluation tools and helps identify training requirements for contact center agents, including real-time monitoring for instant access to live customer interactions and enhanced reporting and administration features. NiceUniverse uses a CTI that integrates with automatic call distributions (or ACDs). This enables NiceUniverse to monitor and record agent sessions (voice and screen) on a user-defined schedule and store them in compressed digital format. Sessions are later retrieved by the reviewers from their network PCs or thin clients, and agent performance is graded using customized on-screen templates. From these templates and other data, NiceUniverse generates detailed reports, statistics and graphs to help identify training requirements and set relevant benchmarks for contact center agents.

NiceLog, our digital voice recording system, is a computer telephony integrated multi-channel voice recording and retrieval system. NiceLog is an open architecture system based on PC architecture and advanced audio compression technology that performs continuous, reliable recordings of up to thousands of analog and digital telephone lines, as well as radio channels, and enables simultaneous access by multiple users. NiceLog can be used either as a stand-alone unit or as part of a highly expandable and scaleable system comprised of several seamlessly integrated units. Each NiceLog unit can simultaneously record, monitor, archive and playback. The NiceLog System includes client and web applications that enable users to access the system, these applications communicated with the voice servers using the TCP/IP communication protocol and can run on Windows 98/Me, Windows NT, Windows 2000 and Windows XP operating systems. The system can connect to telecommunication interfaces such as T1, E1, ISDN and analog trunks as well as other more specialized interfaces. The modular design of the NiceLog system makes it a powerful voice management tool that can be expanded to satisfy customers’ needs by integrating it with additional NiceLog units on the same local area network, or LAN.

Our patented VoIP Capture Unit builds on our NiceLog technology to provide a complete solution to audio storage in Voice over Internet protocol (VoIP) telephony environments. The VoIP Capture Unit provides an IP-recording platform with a wide range of scaleable recording solutions that supports the leading telephony vendors. Our VoIP Capture Units are fully integrated with the NICE product portfolio, making all our applications available for use over VoIP. NICE VoIP Loggers can serve alongside other logger types in a mixed VoIP/non-VoIP environment with the same familiar application software; users are unaware of the voice capture method being used.

NICE VoIP Capture Units can use both packet sniffing and active recording methods for recording VoIP sessions. NICE VoIP active recording solutions integrate with leading vendors such as Avaya, offering centralized recording of distributed environments and other benefits.

NiceLog’s central storage option, NICE Storage Center, can integrate with various enterprise storage networks (SAN, NAS or DAS) for long term or medium term voice storage. Central storage sites can hold the entire voice recording from all the organization’s different sites thus reducing management costs and redundancy. The retrieval process for voice on the central site is fully automatic.

NiceCall Focus II is a voice recording system that records up to 32 input channels and provides up to 66,000 hours of on-line voice storage capacity (using NICE’s ACA compression) and supports wide range of archiving devices for long-term storage options. NiceCall Focus II offers a wide range of connectivity to PABX and Radio systems and is built on the successful legacy of NiceCall Focus which was introduced in 2001. NiceCall Focus II provides organizations that have a relatively small number of input channels, such as public safety agencies, with a competitively priced yet technologically advanced digital recording product that offers many of the connectivity and processing features of NiceLog. NiceCall Focus II is being targeted primarily at public safety facilities, including 911 emergency centers and utilities, as well as small bank branches, financial trading sites, and contact centers.

2) Public Safety and Security Solutions

Markets

The overall market for public safety and security solutions is comprised of voice platforms and applications, digital video platforms and applications, and lawful interception products. The market has experienced steady growth over the last few years driven by continued governmental response to the dangers of terrorism, public disturbance and general heightened awareness of the need for enhanced security within enterprises.

a) Voice Platforms and Applications

Users of our voice platforms and applications include public safety and transportation agencies, such as police, fire and ambulance departments, air traffic control centers and intelligence agencies.

Public Safety and Emergency Services.  These organizations include police, fire, ambulance, coastguard, mountain rescue and other similar public and private bodies that respond to calls for assistance from the public.  In most cases, local, state or federal law requires that all communications traffic be recorded in order that evidence can be provided in courts of law, and in order that the public safety body can verify that it is following prescribed processes and meeting performance standards.  Our customers in the public safety market include: Chicago Police Department, Indiana State Police, Los Angeles Police Department, New Jersey State Police, New York Police Department, Seattle Fire Department, U.S. Department of Defense, Hampshire Police – U.K. and Hertfordshire Police – U.K.

Public Transport Agencies. These organizations include rail, bus and mass transit metro systems.  They use large-scale, distributed, fixed and mobile communications networks in order to provide command and control capabilities between the mobile units and one or more control rooms.  In the event of an incident, they are required to be able to produce recordings of all associated communications traffic. Many of these organizations are implementing the latest generation of digital trunked radio systems according to one of the several international standards, such as TETRA, Tetrapol or APCO25, and the recording system is required to interface to these radio systems in order to capture and identify all radio traffic. Our customers in the public transportation market include authorities like Singapore Mass Transit Authority and Railtrack – U.K.

Air Traffic Control (or ATC). The ATC market is a traditional user of voice recording systems due to mandatory requirements for the recording of voice communications and radio transmissions. ATC centers are evaluating the need to upgrade their voice communications recording and archiving systems by installing digital voice loggers. NiceLog was selected by the FAA as the voice recording system to be installed in over 800 ATC centers in the United States. NiceLog and Wordnet have also been selected by ICAO and other ATC authorities in Austria, Canada, China, Croatia, Cyprus, Hong Kong, Hungary, Iceland, Israel, Japan, Kazakhstan, the Maldive Islands, the Netherlands, Norway, Poland, Romania, Switzerland and Turkey.

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

b) Digital Video Platforms and Applications

The market for digital video platforms, which provide continuous video surveillance and recording for security protection purposes, is currently unfolding as closed circuit television, or CCTV, applications shift from traditional analog recorders to digital recorders. Users of our digital video recording systems include correctional facilities, banks, telecommunication data-center hosting centers, retail stores, casinos, transportation companies and city centers.

Customers for our products include the Atlanta Hartsfield International Airport, Bally’s casino in Atlantic City, Bank of England, Casino Cosmopol in Sweden, Chase Manhattan, Dallas Fort Worth International Airport, Dell Computer Corporation, European Space Agency, the Helsinki Railway Station - Finland, the Metropolitan Nashville Airport Authority, Toronto Pearson International Airport, and correctional facilities in Brooklyn, New York, and Rush City, Minnesota.

c) Lawful Interception

The market comprised of law enforcement agencies, internal security and intelligence organizations is undergoing rapid changes. In parallel to the growth in the number and severity of threats, new telecommunications services and applications are utilized by public agencies, which need sophisticated solutions to intercept and analyze the intelligence information collected by these services and applications.

Additionally, governments are adopting new legislation and regulating new standards in order to assist the organizations that deal with intelligence. According to these legislations and regulations, telecom service providers are required to install systems that will enable the interception of certain communications and deliver them in real time to the monitoring agencies.

Sales and Marketing; Strategic Relationships

In the public safety market, we distribute our products worldwide through a network of over 100 national and local independent dealers and distributors that also provide installation and maintenance services.

•              A marketing agreement with Motorola Inc. for the co-marketing and resale of our range of products for the public safety market in North American and international markets.  This relationship includes the appointment of NICE as the only authorized Dimetra Application Partner for Motorola’s trunked radio solutions.

•              We also market and sell systems through major regional or global partners, such as Alcatel, BT, Damovo, Marconi, Nokia and Siemens.

In the ATC market, we have been awarded contracts for installation of NiceLog systems on the basis of bids submitted to ATC authorities by Denro Systems, Inc. (part of Northrup Grumman, Inc.) and others that incorporated NiceLog as the voice recording system as part of their proposal. Pursuant to an agreement dated August 1995 between the FAA and Denro, NiceLog was selected as the voice recording system to be installed in various ATC centers in the United States. We provide NiceLog cards (including software) to Denro and Denro assembles and installs them.

We have a dedicated sales organization for the NiceVision digital video recording system. We use a network of dealers and security systems integrators for the sale, installation and support of our solutions. In North America we work through key partners such as Anixter, Diebold and Siemens Building Technologies.  In EMEA we work with system integrators, such as Siemens, Surveillance Group and Thales Security. Recently, we have also agreed on a collaboration with IBM and Cisco in the area of digital video surveillance.

We have a dedicated sales and marketing organization for the NiceTrack system for lawful interception. We market the system worldwide through our direct sales force and through distributors.

Products

a) Voice Platforms and Applications

Through the acquisition of TCS, NICE provides first responders and air traffic control organizations with a full range of recording features for voice, radio and trunked radio, including on-line access to hundreds of hours of recording for a quick response time, a choice of different types of archiving media, and a dubbing capability to edit calls on-line for courtroom presentations. The system enables the organizations to re-construct scenarios, investigate and improve performance. Our products are currently being used in a significant number of air traffic control facilities, including FAA and NAV Canada, as well as large police departments, transportation companies and emergency services command and control centers.

The underlying voice recording platforms used in the public safety marketplace are similar to the products described above.  Their primary use is to record and replay voice conversations and associated data in order to be able to reconstruct and analyze incidents that have occurred. However, there are some significant technical differences owing to the need in many cases to capture not only voice traffic coming into and out of the public service command and control center, e.g., a 911 center, but also the radio traffic that is occurring between the command and control center and the field personnel.  Hence the technical interfaces and architecture of the products are often different from those required for commercial environments.

The other major difference is that there may be the need to replay and analyze multiple conversations that occurred in connection with an event in order to fully analyze it.  For example, it may be necessary to replay, in synchronism, many different radio channels, together with the radio dispatch conversations, together with the telephone conversations from multiple callers.

Our offering to the public safety market ranges in size and complexity from small, single-site single-recorder systems to large, multi-site, multi-recorder systems integrated with trunked radio and computer-aided dispatch systems. Below is a description of the ex-TCS product lines that are primarily offered to the public safety market.

Mirra is a small recording system that is particularly suited to simple recording applications in which it can record up to 32 channels of voice traffic from a wide variety of analogue and digital interfaces.  Mirra has been designed to be simple to install, operate and maintain and has been sold to many local, city and state public safety organizations that have a single site operation.  Digitized voice and associated data are stored onto DVD disks that provide a robust and long-term archive medium.  Mirra’s design avoids using an internal hard disk for the operating system and consequently it starts-up very rapidly and avoids the maintenance liabilities associated with hard disks.

Tienna is a large recorder that is designed to form part of a “Renaissance” solution.  Renaissance solutions are used when the customer has a complex requirement typically involving multiple recorders, multiple sites and dual-redundant components in order to provide very high performance and resilience.  Tienna can provide up to 480 channels per unit and multiple units can be interconnected to form a system of many thousands of ports.  Tienna is unique in that it provides dynamic channel allocation between the active ports on the recorder and a greater number of channels on the networks to which it is connected.  This provides a more efficient use of the system’s resources than a permanent 1:1 connection of channels to ports.  Tienna contains internal hard disks for short-term storage but relies upon the Renaissance Centralized Mass Storage Unit (or CMSU) for all medium and long-term storage and for archiving onto tapes.

Renaissance solutions can incorporate combinations of Wordnet and Tienna recorders, as well as the CMSU, calls database and replay server.  These components operate together in a networked configuration to provide a complete recording solution and can be fully duplicated in order to provide very high levels of redundancy and reliability. Since March 2005, Wordnet is no longer generally available for sales, and we offer NiceLog as a replacement to the Wordnet customers and partners.

b) Digital Video Platforms and Applications

Our NiceVision product line consists of the NiceVision Pro, NiceVision Harmony, NiceVision Alto and NiceVision NVSAT. NiceVision is a state-of-the-art digital video and audio recording system that provides continuous CCTV, recording, archiving, and debriefing capabilities that meet the needs of today’s demanding security environment, including central banks, Fortune 500 companies, transportation facilities, prisons, and casinos.

The NiceVision Pro is a premium solution designed for high-end applications requiring high-frame rate and/or a large number of cameras in a campus environment.  Typical environments for the NiceVision Pro are airports, casinos and ground transportation facilities. The NiceVision Pro accommodates 96 video channels in one single box and can handle storage devices in the range of tera-bytes. These devices are of two types: disk based on-line storage (internal drives or external RAIDs) and tape-based off-line juke box devices.

The NiceVision Harmony is a mid-range digital video recording solution designated for sites accommodating a large number of cameras yet requiring a variety of frame rates per channel, spanning from single frames per second to full frame rate, when required. Typical environments for the NiceVision Harmony are retail shops, certain bank facilities and corporate buildings. The NiceVision Harmony caters for 64 video channels with a preset frame rate shared between groups of channels. The NiceVision Harmony can also support large storage devices like the NiceVision Pro.

The NiceVision Alto is a mid range product that can support eight to 32 video channels using variable frame rates and resolutions. Typical environments for the NiceVision Alto are distributed sites that require high image quality and adjustable level of service to meet different networking channels. The NiceVision Alto runs content analytics to support smart monitoring.

The NiceVision NVSAT is a small scale unit that supports four to eight video channels. It is designed for distributed architectures, where it serves as a smart Codec providing high image quality, level of service and content analytics.

c) Lawful Interception

The NiceTrack product line provides law enforcement agencies, internal security services and intelligence organizations with end-to-end solutions for the interception, delivery, monitoring, collection and advanced analysis of telecommunication interactions. In order to create a full perspective of threats, NiceTrack products handle both telephony and Internet data on the same platform. The working environment provides intelligence analysts with a broad intelligence perspective to ensure that crucial information is always delivered to decision makers and operational staff in real-time. NiceTrack also features an open architecture design that offers government agencies the flexibility they need to build an effective intelligence platform customized and localized to suit specific operational requirements and methodologies.

NiceTrack, as a lawful interception solution, is fully compliant with the international standards defined by ETSI (under various European legislations) and TIA (under the CALEA legislation).

Dictaphone Acquisition

We completed the acquisition of Dictaphone’s Communications Recordings Systems division (or CRS) on June 1, 2005. CRS is a leading provider of recording, liability and quality management systems for first responders, critical facilities, contact centers and financial trading floors.

CRS’s major products are marketed under the Freedom® trademark. The products include:

•      Freedom Enterprise, which combines state-of-the-art recording technology for full-time or selective recording with advanced tools for optimizing contact center performance in virtually any telephony environment: circuit-switched telephony, VoIP and hybrid environments.

•      Freedom FT, which provides high-level fault-tolerant recording, with a design that eliminates single points of failure and ensures that recordings are captured and accessible when required.

•      Freedom rDT, which works with the Motorola or M/A-COM trunked radio system to record radio communications dynamically and capture trunked radio data. It is a solution aimed at the 9-1-1 first responder market.

CRS operated in most of our existing markets, including contact centers, first responders and financial markets. Most of CRS’s activity has been in the first responder sector, while we have had a stronger position in the contact center and financial market sectors. Most of the division’s operations are concentrated in the United States, with some activity in Europe. At the time of the acquisition by us, CRS had approximately 8,000 customers, including the City of Miami, Comcast, Credit Suisse, Verizon and the U.S. Army.

We intend to continue to support the range of CRS Freedom products for up to five years, and while we will not actively seek to expand the sales of these solutions, we are prepared to meet any market demand for them. At the same time, we will continue to develop our range of solutions for the various market sectors, taking into consideration the requirements of the CRS customer base.

Discontinued Operation - COMINT/DF

On March 31, 2004, we sold the net assets of our COMINT/DF military-related business to ELTA Systems Ltd (“ELTA”) for $4 million in cash. The net assets sold include the intellectual property, fixed assets, inventory, and contracts related to the COMINT/DF product line which includes high performance spectral surveillance and direction finding systems that detect, identify, locate, monitor and record transmission sources. The COMINT/DF business is therefore treated as a discontinued operation in our financial statements.

In 2002, 2003 and 2004, the COMINT/DF business generated revenues of approximately $7.2 million, $6.5 million and $0.8 million, respectively, and net income of approximately $1.4 million, $1.5 million and $3.2 million (including gain on disposition), respectively.

Manufacturing and Source of Supplies

Our products are built in accordance with industry standard infrastructure and are PC compatible. The hardware elements in our products are based primarily on standard commercial off-the-shelf components and utilize proprietary in-house developed circuit cards and algorithms and digital processing techniques and software. In the fourth quarter of 2002, we started selling “software only” solutions for use on standard servers.

Prior to the first quarter of 2002, our manufacturing operations consisted primarily of final assembly and testing of components and subassemblies. We manufactured our products in our facility in Ra’anana, Israel and our special NiceLog systems in our facilities in Ra’anana and Sunnyvale, California.

During the first quarter of 2002, however, we began implementation of a contract manufacturing agreement with Flextronics Israel Ltd., a subsidiary of a global electronics manufacturing services (or EMS) company.  Under this agreement, Flextronics provides us with a turnkey manufacturing solution including order receipt purchasing, manufacturing, testing and configuration.  This agreement covers all of our product lines, including our voice recording family of products, our video product lines, our upgrade lines and our spare parts and RMA. We believe this outsourcing agreement provides us with a number of cost advantages due to Flextronic’s large-scale purchasing power, and greater supply chain flexibility. We completed the transfer to Flextronics of the production for all our products during the second half of 2002.

Some of the components we use have a single approved manufacturer while others have two or more options for purchasing. In addition, for some of the components and subassemblies we maintain an inventory to limit the potential for interruption. We also carry out relationships directly with some of the more significant manufacturers of our components.  Although certain components and subassemblies we use in our existing products are purchased from a limited number of suppliers, we believe that we can obtain alternative sources of supply in the event that such suppliers are unable to meet our requirements in a timely manner.

We also have a contract manufacturing agreement with Instem Technologies Ltd, a U.K. company, entered into by TCS prior to its acquisition by NICE. Under this agreement Instem is the manufacturer of all ex-TCS products. This manufacturing facility is located in the United Kingdom. We also have a contract manufacturing agreement with Dictaphone’s EMS division entered into by us simultaneously with the acquisition of CRS. Under this agreement EMS is the manufacturer of all ex-CRS products. This manufacturing facility is located in the United States.

Quality control is conducted at various stages at our manufacturing outsourcers’ facilities and at their subcontractors’ facilities.  We generate reports to monitor our operations, including statistical reports that track the performance of our products from production to installation.  This comprehensive data allows us to trace failure and to perform corrective actions accordingly.

We have qualified for and received the ISO-9001:2000 quality standard for all of our products.

Service and Support

We have focused on building a strong service and support organization for all our systems and have focused on rendering the various regions in which we operate to be as self sufficient as possible. Our dealers, as well as other telecommunications companies that market our products, are primarily responsible for supporting the day-to-day requirements of the end-users, while we provide technical support to such dealers and partners.  In order to support our direct customers and partners, we established three regional support centers, the largest of which is in Denver, Colorado, to support our U.S. customers and partners, as well as one in Hong Kong to support APAC customers, dealers and partners, and one in the U.K. to support EMEA customers, dealers and partners. We maintain at our headquarters a staff of highly skilled customer service engineers that offer support to our dealers or partners that offer direct support to our customers. These service engineers, as well as additional service engineers located in our offices in the United States, EMEA and APAC, provide first class field services and support worldwide. We maintain regular training sessions for our dealers and installation support as well.

Following our acquisition of TCS in November 2002, we have increased our revenues from services while successfully integrating the ex-TCS services group.  We now have a consolidated support group delivering services to both NICE and ex-TCS business partners and customers.

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

Research and Development

We believe that the development of new products and the enhancement of existing products are essential to our future success. Therefore, we intend to continue to devote substantial resources to research and new product development, and to continuously improve our systems and design processes in order to reduce the cost of our products. Our research and development efforts have been financed through our internal funds and programs sponsored through the Government of Israel. We believe our research and development effort has been an important factor in establishing and maintaining our competitive position. Gross expenditures on research and development in 2002, 2003 and 2004 were approximately $23.4 million, $26.4 million and $27.5 million, respectively, of which approximately  $1.6 million, $1.3 million and $1.3 million, respectively, were derived from third-party funding, and $4.6 million, $2.3 million and $1.3 million, respectively, were capitalized software development costs.

In  2004, we were qualified to participate in six programs funded by the Office of the Chief Scientist, or OCS, of the Israeli Ministry of Industry, Trade and Labor to develop generic technology relevant to the development of our products.  We are eligible to receive grants constituting between 20% and 66% of certain research and development expenses relating to these programs.  As opposed to the standard type of OCS grants (described below), the grants under these programs are not required to be repaid. However, the restrictions of the Research and Development Law described below apply to these programs. In 2002, 2003 and 2004, we received a total of $1.4 million, $1.4 million and $0.8 million, respectively, and we anticipate receiving approximately $1.0 million in 2005, from these programs.

We are eligible to receive grants from the OCS under its “standard” program, constituting up to 50% of certain research and development expenses, for the research and development of approved technology. Under the terms of this program, we would be required to pay a royalty of 3% to 5% of the net sales of products incorporating technology developed in, and related services resulting from, a project funded by the OCS. The royalties are required to be paid beginning with the commencement of sales of such products and ending when 100% to 150% of the grant is repaid in New Israeli Shekels, or NIS, linked to the U.S. dollar plus LIBOR interest. In  2002, 2003 and 2004, we received no grants and incurred no royalty obligations under this program, and we have no further royalty obligations to the OCS.

The Research and Development Law generally requires that the product developed under an OCS-funded program be manufactured in Israel. However, upon the approval of the OCS, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased to 120%, 150% or 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. Effective April 1, 2003, the Research and Development Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program.  This declaration will be a significant factor in the determination of the Office of the Chief Scientist whether to approve a program and the amount and other terms of benefits to be granted.  For example, the increased royalty rate and repayment amount will be required in such cases.

The Research and Development Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the Office of the Chief Scientist.  Such approval is not required for the sale or export of any products resulting from such research or development. The Research and Development Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel.

The Research and Development Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient.  The law requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the Research and Development Law.  In addition, the rules of the Office of the Chief Scientist may require prior approval of the Office of the Chief Scientist or additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company.  “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer.  An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.  Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares or ADSs will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the Research and Development Law.

The funds available for Office of the Chief Scientist grants out of the annual budget of the State of Israel were reduced in recent years, and the Israeli authorities have indicated in the past that the government may further reduce or abolish Office of the Chief Scientist grants in the future.  Even if these grants are maintained, we cannot presently predict what would be the amounts of future grants, if any, that we might receive.

In June 2005, an amendment to the Research and Development Law came into effect, which is intended to make it more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of OCS-funded know-how outside of Israel. The amendment permits the OCS to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. The amendment further permits, under certain circumstances and subject to the OCS’s prior approval, the transfer of OCS-funded know-how outside Israel, in the following cases: (a) the subject company pays to the OCS a portion of the sale price paid in consideration for such funded know-how; (b) the subject company receives know-how from a third party in exchange for its funded know-how; or (c) such transfer of funded know-how arises in connection with certain types of cooperation in research and development activities.

Intellectual Property

We currently rely on a combination of trade secret, patent, copyright and trademark law, together with non-disclosure and non-compete agreements, to establish and/or protect the technology used in our systems. We hold the following eleven issued U.S. patents:

•                  No. 5,861,959 titled “Facsimile Long Term Storage and Retrieval System”

•                  No. 5,937,029 titled “Data Logging System Employing M[N + 1] Redundancy”

•                  No. 6,122,665 titled “Communication Management System”

•                  No. 6,046,824 titled “CIF – Facsimile Long Term Storage and Retrieval System”

•                  No. 6,330,025 titled “Digital Video Logging System”

•                  No. 6,542,602 titled “Telephone Call Monitoring System”

•                  No. 5,353,168 titled “Recording and Reproduction System using Time Division Multiplexing”

•                  No. 6,871,229 titled “Storing on a Computer Network-Based Telephone Session Performed Through a Computer Network”

•                  No. 6,865,604 titled “Extracting a Computer Network-Based Telephone Session Performed Through a Computer Network”

•                  No. 6,888,004 titled “Restoring a Portion of a Communication Session Transmitted Over a Computer Network”

•                  No. 6,856,343 titled “Digital Video Logging System”

We currently have nine other patents issued in additional countries and over 100 patent applications pending in the United States and other countries.  We believe that the improvement of existing products, and the development of new products are important in establishing and maintaining a competitive advantage. We believe that the value of our products is dependent upon our proprietary software and hardware continuing to be “trade secrets” or subject to copyright or patent protection. We generally enter into non-disclosure and non-compete agreements with our employees and subcontractors. However, there can be no assurance that such measures will protect our technology, or that others will not develop a similar technology or use technology in products competitive with those offered by us. Although we believe that our products do not infringe upon the proprietary rights of third parties, there can be no assurance that one or more third parties will not make a contrary claim or that we will be successful in defending such claim.

From time to time, we receive “cease and desist” letters claiming patent infringements. However, no formal claims or other actions have been filed with respect to such alleged infringement, except for claims filed by Dictaphone (which have since been settled and dismissed) and Witness Systems.  We believe that none of these has merit.  We cannot assure you, however, that we will be successful in defending such claims, if asserted, or that infringement claims or other claims, if asserted, will not have a material adverse effect on our business, financial condition and results of operations.  Defending infringement claims or other claims could involve substantial costs and diversion of management resources.  In addition, to the extent we are not successful in defending such claims, we may be subject to injunctions with respect to the use or sale of certain of our products or to liabilities for damages and may be required to obtain licenses which may not be available on reasonable terms.

We own the following trademarks in different countries: 3600 View™, Agent@home™, Executive Connect®, Executive Insight®, Experience Your Customer®, Freedom®, Investigator®, Lasting Loyalty™, Listen Learn Lead®, Mirra®, Universe®, My Universe™, NICE®, NiceAdvantage®, NICE Analyzer™, NiceCall™, NiceCall Focus™, NiceCLS™, NiceCMS™, NICE Feedback™, NiceFix™, NiceGuard™, NICE Learning™, NICE Link™, NiceLog®, NICE Playback Organizer™, Renaissance®, ScreenSense™, NiceScreen™, NiceSoft®, NICE Storage Center™, NiceTrack™, NiceUniverse®, NiceUniverse LIVE™, NiceVision®, NiceVision Harmony™, NiceVision Mobile™, NiceVision Pro™, NiceVision Virtual™, NiceVision® NVSAT™, NiceVision® Alto™, NiceWatch™, Secure Your Vision™, Scenario Replay™, Tienna®, Wordnet®, NICE Perform™, NICE Inform™, TRUNKNET® and Last Message Replay™. Applications to register certain of these marks have been filed in certain countries, including Australia, Brazil, the European Union, Germany, Great Britain, Israel, Japan, Mexico, Argentina and the United States. Some of such applications have matured to registrations.

Regulation

The export of certain defense products from Israel, such as our NiceTrack products, requires a permit from the Defense Sales and Exports branch of the Israeli Ministry of Defense, or SIBAT. In 2004, only a small portion of our sales were subject to such permit requirements. To date, we have encountered no difficulties in obtaining such permits. However, the Ministry of Defense notifies us from time to time not to conduct business with specific countries that are undergoing political unrest, violating human rights or exhibiting hostility toward Israel.  We may be unable to obtain permits for our defense products we could otherwise sell in particular countries in the future.

Competition

The market for our enterprise interaction solutions is highly competitive and includes numerous products offering a broad range of features and capacities. As the market is still developing, we anticipate that a number of our existing and potential competitors will be introducing new and enhanced products. Some of our competitors in the digital voice recording and quality management for contact center agent monitoring businesses include Autonomy (formerly e-talk), Verint Systems Inc. (formerly Comverse Infosys), a subsidiary of Comverse Technology Inc., and Witness Systems Inc.

We believe that competition in the sale of our enterprise interaction solutions is based on a number of factors, including system performance and reliability, the ability to integrate with a variety of other computer and communications systems, marketing and distribution capacity, price and service and support. We believe that the wide range of features provided by the NiceLog system and related applications, their wide connectivity and compatibility with telephone and computer networks and their ease of use create a competitive advantage to the NiceLog and such related applications compared to other similar systems currently being offered on the market.

There are several small competitors who have products that compete with our video platform and applications. Our main competitors in this market are Dallmeier, Fast, Pelco, Verint Systems,  and Visionwave.

In the public safety market, there are a number of competitors providing solutions, including ASC Telecom, AudioSoft, CVDS, Cybertech, Mercom, Voiceprint and Weston Digital.

There are a number of competitors in the telecommunications monitoring market, having products competing with our NiceTrack system, the major ones being Raytheon Company, Siemens and Verint Systems Inc. We believe that our solution offers innovations that provide law enforcement agencies the tools and capabilities they require to meet the challenges of today’s advanced telecommunications world, as well as being price competitive.

Organizational Structure

The following is a list of all of our significant subsidiaries, including the name, country of incorporation or residence, and the proportion of our ownership interest in each.

Name of Subsidiary	Country of Incorporation or Residence	Percentage of Ownership Interest
NICE Systems, Inc.	United States	100%
NICE Systems GmbH	Germany	100%
NICE Systems Canada Ltd.	Canada	100%
NICE CTI Systems UK Ltd.	United Kingdom	100%
STS Software Systems (1993) Ltd.*	Israel	100%
NICE APAC Ltd.	Hong Kong	100%
NiceEye BV*	Netherlands	100%
NiceEye Ltd.*	Israel	100%
Nice Systems S.A.R.L.	France	100%
Racal Recorders Ltd.	United Kingdom	100%
Nice Interactive Solutions India Private Ltd.	India	100%
Nice Japan Ltd.	Japan	100%
Nice Systems Latin America, Inc.	United States	100%

* Inactive

Property, Plants and Equipment

Our executive offices and engineering, research and development operations are located in Ra’anana, Israel, where we occupy approximately 126,000 square feet of space, pursuant to a lease expiring in 2008.  This lease may be terminated by us at any time from the year 2006, subject to certain conditions. The annual rent and maintenance fee for the facility is approximately $2.7 million linked to the changes in the U.S. consumer price index.  We have various offices and other facilities in North America and in several other countries, as described below.

Our North American facilities consist of:

•                  Our North American headquarters in Rutherford, New Jersey, which occupy approximately 25,000 square feet, with a monthly rental of approximately $66,000.  We also have a warehouse facility in Lyndhurst, New Jersey, which occupies approximately 6,000 square feet, with a monthly rental of approximately $7,000;

•                  Our office in San Diego, California, which occupies approximately 6,250 square feet, with a monthly rental of approximately $17,500 (subleased in its entirety  to a third party);

•                  Our office in Chicago, Illinois, which occupies approximately 1,000 square feet, with a monthly rental of approximately $3,000;

•                  Our office in Denver, Colorado, which occupies approximately 30,775 square feet, with a monthly rental of approximately $58,000;

•                  Our office in Las Vegas, Nevada, which occupies approximately 3,000 square feet, with a monthly rental of approximately $8,000 (subleased in its entirety  to a third party); and

•                  Our office in New York, New York, which occupies approximately 4,300 square feet, with a monthly rental of approximately $10,000.

Our international facilities consist of:

•                  Our office in Frankfurt, Germany, which occupies approximately 2,850 square feet, with a monthly rental of approximately $4,500;

•                  Our office in London, UK which occupies approximately 1,430 square feet, with a monthly rental of approximately $21,000;

•                  Our office in Southampton, UK which occupies approximately 34,249 square feet, with a monthly rental of approximately $66,000;

•                  Our office in Dublin, Ireland, which occupies approximately 750 square feet, with a monthly rental of approximately $2,200;

•                  Our office in Paris, France which occupies approximately 1,916 square feet, with a monthly rental of approximately  $5,700;

•                  Our office in Hong Kong, which occupies approximately 4,810 square feet, with a monthly rental of approximately $11,426;

•                  Our office in Tokyo, which occupies approximately 1,485 square feet, with a monthly rental of approximately $6,428; and

•                  Our office in Bangalore, which occupies approximately 1,047 square feet, with a monthly rental of approximately $687.

We believe that our existing facilities are adequate to meet our current and foreseeable needs.

Item 5. Operating and Financial Review and Prospects.

We may from time to time make written or oral forward-looking statements, including in filings with the United States Securities and Exchange Commission (“SEC”), in reports to shareholders and in press releases and investor webcasts. You can identify these forward-looking statements by use of words such as “strategy”, “expects”, “continues”, “plans”, “anticipates”, “believes”, “may”, “estimates”, “intends”, “projects”, “goals”, “targets”, and other words of similar meaning.  You can also identify them by the fact that they do not relate strictly to historical or current facts.

We cannot assure you that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions.  Achievement of future results is subject to risks, uncertainties and inaccurate assumptions.  Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected.  Investors should bear this in mind as they consider forward-looking statements and whether to invest or remain invested in NICE Systems Ltd.’s securities. The forward-looking statements relate to, among other things: operating results; anticipated cash flows; gross margins; adequacy of resources to fund operations; our ability to maintain our average selling prices despite the aggressive marketing and pricing strategies of our competitors; our ability to maintain and develop profitable relationships with our key distribution partners, one of which constitutes 19% of our revenues; the financial strength of our key distribution partners; and the market’s acceptance of our technologies, products and solutions.

In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements.  Please read the section below entitled “Factors That May Affect Future Results” to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should understand that it is not possible to predict or identify all risk factors.  Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our view only as of the date of this annual report. Except as required by law, we undertake no obligation to update these forward-looking statements to reflect future events or circumstances or the occurrence of unanticipated events.

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

There is growing demand from our customers for software applications that will leverage the wealth of unstructured data captured by the recording platform to improve overall performance.  In turn, as these enhanced software applications are being added, customers are

considering our systems “mission critical”.   We see an opportunity for applications that analyze the content of unstructured interactions in contact centers for quality monitoring and contact center management as well as for enterprise-wide process improvement and business performance management.  We see a trend towards more software applications in the financial trading environment for compliance monitoring and dispute management to improve business performance.  We see similar trends happening in digital video recording.  We expect video content analysis applications to become increasingly important to building, campus, city center, and infrastructure perimeter security, loss prevention in casinos, retail and warehousing, as well as various homeland security applications to enable proactive security management.

We expect to see an increase in the demand for VoIP recording products, networked video security solutions, and multimedia recording solutions as well as an increase in the proportion of software from quality monitoring and multimedia interaction analytics applications in our product revenue mix and a gradual increase in the amount of professional services and maintenance revenues.

Our products are sold primarily through a global network of distributors, system integrators and strategic partners; a portion of product sales and most services are sold directly to end-users.  One distributor accounted for approximately 19%, 20% and 23% of revenues in 2004, 2003 and 2002, respectively.

Acquisitions

The acquisitions we have made were accounted for as purchases, and, accordingly, the purchase price for each acquisition was allocated to the assets acquired and liabilities assumed based on their respective fair values. The results of operations related to each acquisition are included in our consolidated statement of operations from the date of acquisition.  The following are details for each of these acquisitions:

•                  On June 1, 2005, we consummated an agreement to acquire the assets and assume certain liabilities of Dictaphone’s Communications Recording Systems business for approximately $38.5 million. Dictaphone’s CRS business is a leading provider of liability and quality management systems for first responders, critical facilities, contact centers and financial trading floors.

Among the assets we acquired in the transaction are all of Dictaphone’s rights to receive any damage award or other economic benefit with respect to a violation of any of the rights related to the intellectual property of Dictaphone’s CRS business arising prior to the closing of the transaction.

•                  In November 2002, we consummated an agreement to acquire certain assets and liabilities of Thales Contact Solutions (or TCS), a developer of customer-facing technology for public safety, financial trading and customer contact centers, based in the United Kingdom.  TCS was a unit of Thales Group, one of Europe’s premier electronics companies. In connection with the acquisition, we paid an initial $29.9 million in cash and issued 2,187,500 ordinary shares to Thales Group at a fair market value of $18.1 million calculated at the date of closing.  As of June 2, 2005, Thales Group holds approximately 4.6% of our outstanding shares. In June 2005, Mr. Timothy Robinson, one of the two Thales executives who were elected to our Board of Directors in November 2002, resigned from our Board.  The acquisition agreement required one nominee of Thales to resign upon the sale of more than half of the shares issued to Thales in the acquisition.

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

Also under the terms of the agreement, contingent cash payments of up to $10.0 million in 2003, $7.5 million in 2004, and $7.5 million in 2005 would be due if certain financial performance criteria are met as part of a three-year earn-out provision related to the sale of a particular product in 2002 through 2004.  The relevant criteria for 2002 through 2004 were not met and therefore no contingent payments will be made under the agreement.

Under the terms of the agreement, the cash portion of the purchase price was subject to adjustment mechanisms and indemnities related to the assets sold to us. On September 8, 2004, we notified Thales of claims in respect of such price adjustment mechanisms, mainly relating to uncollected receivables and inventory. NICE and

Thales signed a settlement agreement in respect of such claims on February 24, 2005, according to which Thales paid us a total indemnity amount of $2.6 million.

•                  In April 2000, we acquired all of the outstanding capital stock of Centerpoint Solutions Inc. (CPS) for $3.0 million in cash and the issuance of 200,000 ADSs of NICE of which 50,000 were deemed target shares contingent upon the achievement of certain objectives, which were not met.  CPS was a developer of internet-based applications for statistical monitoring, digital recording and automatic customer surveys for contact centers.

In November 2002, we entered into a settlement agreement with Doug Chapiewski, the sole shareholder of CPS, in respect of allegations made against NICE and NICE-Centerpoint Solutions, Inc. of misrepresentation, breach of contract and securities fraud in connection with the acquisition of CPS.  The terms of the settlement agreement, which included 50,000 shares, resulted in a charge to Other Expense, Net of $3.5 million. In December 2003, we received $300,000 from our insurers in respect of the settlement.

Other Developments

•                  We sold the net assets of our COMINT/DF military-related business to ELTA Systems Ltd (“ELTA”) for $4.0 million on March 31, 2004. The net assets sold include the intellectual property, fixed assets, inventory, and contracts related to the COMINT/DF product line which includes high performance spectral surveillance and direction finding systems that detect, identify, locate, monitor and record transmission sources. The COMINT/DF business is therefore treated as a discontinued operation in our financial statements.  In 2002, 2003 and 2004, the COMINT/DF business generated revenues of approximately $7.2 million, $6.5 million and $0.8 million, respectively, and net income of approximately $1.4 million, $1.5 million and $3.2 million (including gain on disposition), respectively.

Off-Balance Sheet Transactions

We have not engaged in nor been a party to off-balance sheet transactions.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”). Our significant accounting principles are presented within Note 2 to our Consolidated Financial Statements.  While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are those that are most important to the portrayal of our financial condition and results of operations. Actual results could differ from those estimates discussed below.

Management believes that the significant accounting policies which affect its more significant judgments and estimates used in the preparation of the consolidated financial statements and are the most critical to aid in fully understanding and evaluating our reported results include the following:

•                  Revenue recognition

•                  Allowance for doubtful accounts

•                  Inventory valuation

•                  Impairment of long-lived assets

•                  Deferred income taxes

•                  Contingencies

Revenue Recognition. We derive our revenue primarily from two sources: product revenues, which include hardware and software sales, and service revenues, which include, support and maintenance, installation, consulting and training revenue.  Revenue related to sales of our products is generally recognized when persuasive evidence of an agreement exists; the product has been delivered and title and risk of loss have passed to the buyer; the sales price is fixed or determinable; no further obligations exist; and collectibility is probable.  Sales agreements with specific acceptance terms are not recognized as revenue until the customer has confirmed that the product or service has been accepted.

Revenues from maintenance and professional services are recognized ratably over the contract period or as services are performed.

For arrangements with multiple elements, we allocate revenue to each component of the arrangement using the residual value method based on Vendor Specific Objective Evidence (“VSOE”) of the undelivered elements. This means that we defer the arrangement fee equivalent to the fair value of the undelivered elements until these elements are delivered. Our VSOE used to allocate the sales price to maintenance is based on the renewal percentage.

To assess the probability of collection for revenue recognition, we have an established credit policy that determines, by way of mathematical formulae based on the customers’ financial statements and payment history, the level of open account that is deemed probably collectible for each customer. These credit limits are reviewed and revised periodically on the basis of new customer financial statement information and payment performance.

We record a provision for estimated sales returns and allowances on product sales in the same period as the related revenues are recorded.  We base these estimates on the historical sales returns ratio and other known factors.  Actual returns could be different from our estimates and current provisions for sales returns and allowances may need to be increased.

Allowance for Doubtful Accounts. We evaluate the collectibility of our accounts receivable based on a combination of factors.  In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, we record a specific allowance against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected.  For all other customers, we recognize allowances for doubtful accounts based on the length of time the receivables are past due. Insured balances are not reserved.  If the financial condition of one of our significant customers or our customers in general should deteriorate, our revenue growth may be limited and additional allowances may be required.

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

During 2002 we completed the outsourcing of the manufacture of our audio and video product platforms.  Under this arrangement, we take ownership of inventories at the conclusion of the manufacturing process, such inventories representing finished goods or spare parts.   As we largely manufacture to order, we do not tend to accumulate finished goods.  We are, however, liable to purchase above a certain level, which is based on a historical level of orders to the contract manufacturer, excess raw material and subassembly inventories from the contract manufacturer deemed obsolete or slow-moving.  We monitor the levels of the contract manufacturer’s relevant inventories periodically and, if required, will write-off such deemed excess or obsolete inventory.

Impairment of long-lived assets. Our long-lived assets include property and equipment, investment in affiliates, goodwill and other intangible assets.  The fair value of the investment in affiliates is dependent upon the performance of the companies in which we have invested.  In assessing potential impairment of these investments, we consider this factor as well as the forecast financial performance of the investees and other pertinent information.  We record an investment impairment charge when we believe that the investment has experienced a decline in value that is other than temporary.  During 2002, we recognized $229,000 of impairment losses related to our investment in affiliates.  As of December 31, 2004, the carrying value of the Company’s investments in affiliates was $1.2 million.

In assessing the recoverability of our property and equipment, goodwill and other intangible assets, we must make assumptions regarding the estimated future cash flows and other factors to determine the fair value of the respective assets.  If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 142 “Goodwill and Other Intangible Assets”. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired in a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives will be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but rather will be tested at least annually for impairment. We adopted SFAS No. 142 beginning January 1, 2002.  Upon adoption of SFAS No. 142, we discontinued

the amortization of recorded goodwill, which was approximately $3.4 million on an annual basis at that time.  We performed an impairment test of our goodwill as of January 1, 2002 under the transitional provisions of SFAS No. 142; our test did not indicate an impairment of goodwill.  We confirmed that we have only one reporting unit (the Company) to which we allocated all recorded goodwill, as well as all assets and liabilities.

By October 1, 2002, our stock price had declined significantly from January 1, 2002, at which point our market capitalization, based on our stock price, was below book value.  The price of our ADSs on January 2, 2002 was $17.04 per ADS and declined to $8.47 per ADS on October 1, 2002.  We determined the fair value of the Company based on relative market multiples for comparable businesses and a discounted cash flow model.  This evaluation indicated that an impairment might exist.  We then performed Step 2 under SFAS No. 142 in which an amount of the impairment loss, if any, must be measured.  Four categories of intangible assets were identified as being separable from goodwill in accordance with SFAS No. 141 “Business Combinations.”  These included: trade names; an in-place distribution network; technology based intangible assets and maintenance contracts.  In valuing the NICE trade name a relief from royalty method was used.  Under this method, the value of a trade name reflects the savings realized by owning the trade name.  The value of the intangible asset under the relief from royalty method is dependent upon the following factors: the selected royalty rate, the revenues expected to be generated from the underlying intellectual property, the discount rate and the expected life of the intellectual property.   The value of our distribution network was determined through the use of the cost approach.  Using this method, the value of the distribution network is estimated as the after-tax direct costs that a potential acquirer would avoid spending in recreating a similar functional distribution network.  The value of the intangible asset under the cost method is dependent upon the estimated direct cost of establishing a new distributor relationship.  Qualifying technology-based intangible assets consist of current and core technology and technologies that were under development at the valuation date.  The current and core technology was valued using a derivation of the income approach, namely the excess earnings method.  This method is used to analyze the earnings contribution of an intangible asset. Under this method, the excess earnings that an intangible asset generates are calculated over the intangible asset’s expected life and discounted to the present to calculate the fair value of the intangible asset.  Excess earnings are defined as the residual earnings after providing for appropriate returns on the other identified contributing assets.  The value under the excess earnings method is dependent upon the following factors: the expected revenues generated by the intangible asset, the expected after-tax earnings on those revenues, the charges (or returns) required on other contributing assets and the discount rate. Our maintenance contracts, which are intangible assets under the contractual-legal criterion of SFAS No. 141, were valued using the excess earnings method.  In determining the applicable discount rate to be used to estimate the fair value of our net assets, we calculated a market-derived rate based on the estimated weighted average cost of capital for the Company. In determining the cost of equity for the Company, we used a standard methodology based on the capital asset pricing model and analyzed selected guideline companies, industry data and factors specific to NICE. We expect to use a similar decision process in the future.

Following these analyses, we compared the carrying amount of goodwill to the implied fair value of the goodwill and determined that an impairment loss existed. A non-cash charge totaling $28.3 million was recorded in the fourth quarter of 2002 to write down goodwill to its fair value under the caption “Goodwill impairment”.  The valuation of long-lived assets requires significant estimates and assumptions.  These estimates contain management’s best estimates, using appropriate and customary assumptions and projections at the time.  If different estimates or projections were used, it is reasonably possible that our analysis would have generated materially different results.

In the fourth quarter of 2004, we performed our annual test on the remaining goodwill per SFAS No. 142 requirements applying the same methodologies as those used in the prior year. No additional impairment was found to exist.

We will continue to perform an impairment test at least annually and on an interim basis should circumstances indicate that an impairment loss may exist.  The outcome of such testing may lead to the recognition of an impairment loss.

Deferred income taxes.  We record income taxes using the asset and liability approach.  Deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and net operating loss and tax credit carryforwards.  Our financial statements contain fully reserved tax assets which have arisen as a result of net operating losses, primarily incurred in 2001 and 2002, as well as other temporary differences between book and tax accounting.  Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have considered future taxable income, prudent and feasible tax planning strategies and other available evidence in determining the need for a valuation allowance.  We evaluate all of these factors to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized.  As a result of uncertainty of realization of losses in future periods, we have continued to record a full valuation allowance, which was approximately $9.4 million as at December 31, 2004.  The establishment and amount of the valuation allowance requires significant estimates and judgment and can materially affect our results of operations.  If the realization of deferred tax assets in the future is considered more likely than not, an adjustment to the deferred tax assets would increase net income in the period such determination was made.

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

Results of Operations

The following table sets forth selected consolidated income statement data for NICE for each of the three years ended December 31, 2004, 2003 and 2002 expressed as a percentage of total revenues. Figures may not add due to rounding.

	2002	2003	2004
Revenues
Products	82.3%	74.9%	72.3%
Services	17.7	25.1	27.7
	100.0	100.0	100.0
Cost of revenues
Products*	43.4	38.2	35.3
Services*	94.9	74.9	71.2
	52.5	47.4	45.2

Gross Profit	47.5	52.6	54.8

Operating expenses
Research and development, net	11.0	10.2	9.8
Selling and marketing	24.9	23.9	24.7
General and administrative	15.3	13.3	12.4
Restructuring and other	(0.1)	0.8	0.0
In-process research and development	0.8	0.0	0.0
Legal settlement	0.0	2.3	0.0
Amortization of acquired intangibles	0.0	0.0
Goodwill - impairment and other	18.0	0.0	0.0
Total operating expenses	70.0	50.6	46.9

Operating income (loss)	(22.5)	2.0	7.9
Financial income, net	2.6	0.9	1.4
Other income (expenses), net	(2.6)	0.1	0.0

Income (loss) before taxes	(22.5)	3.0	9.3
Taxes on income	0.2	0.5	0.9

Net income (loss) from continuing operations	(22.8)	2.5	8.4
Net income (loss) from discontinued operations	0.9	0.7	1.3
Net income (loss)	(21.9)	3.2	9.7

* percent of related revenue

YEARS ENDED DECEMBER 31, 2004 and 2003

REVENUES

Our total revenues rose approximately 13% to $252.6 million in 2004 from $224.3 million in 2003. Enterprise Interaction Solutions revenues were $194.1 million in 2004, an increase of 13% from the prior year, and revenues from sales to the public safety and security market were $58.5 million, an increase of 11% from the prior year.  We believe that our growth in revenues was due principally to market share gains in these markets and market growth.

	Years Ended December 31,		$	%
	2003	2004	Change	Change

Product Revenues	$168.1	$182.6	14.5	8.6%
Service Revenues	56.2	70.0	13.8	24.6

Total Revenues	$224.3	$252.6	28.3	12.6%

The increase in product revenues was due primarily to higher sales of our audio recording platforms and applications to contact centers/trading floors and public safety institutions.  There can be no assurance that we will continue to experience market share gains, or that our new products will be broadly accepted, or that given weak fiscal spending, we will continue to report growth in our platform and related software applications.

The increase in services revenues was generated by an increasing portion of our installed base engaging us for maintenance services and higher installation and training revenues related mainly to the increase in product sales to the enterprise market.  Service revenues represented 28% of total revenues compared with approximately 25% in 2003.  Although we typically generate lower profit margins on services than on products, our strategy is to continue to grow our global services business, which we believe increases the competitiveness of our product offerings, and thus expect services to represent a growing portion of total revenues in the future. Our long-term target is for services to represent approximately 30% of total revenues.

Revenues in 2004 in the Americas, which includes the United States, Canada and Latin and South America, rose 3% to $121.6 million from $118.6 million in 2003.  The increase was largely attributable to higher post-contract support. Sales to Europe, Middle East and Africa (“EMEA”) rose 26% to $93.2 million in 2004 from $73.8 million in 2003.  The increase was due mainly to higher sales to the enterprise market and post-contract support.  Sales to Asia-Pacific (“APAC”) increased 19% to $37.8 million in 2004 from $31.8 million in 2003 due mainly to higher sales to the enterprise market in the region.

COST OF REVENUES:

	Years Ended December 31,		$	%
	2003	2004	Change	Change

Cost of Product Revenues	$64.2	$64.4	0.2	0.3%
Cost of Service Revenues	42.1	49.9	7.8	18.5

Total Cost of Revenues	$106.3	$114.3	8.0	7.5%

The slight increase in cost of product revenues was due mainly to the higher sales volume.  The increase in cost of services revenue was due principally to higher labor, subcontractor and material costs associated with the growth in product installations and maintenance contracts.

GROSS PROFIT

	Years Ended December 31,		$	%
	2003	2004	Change	Change

Gross Profit on Product Revenues	$103.9	$118.2	14.3	13.8%
as a percentage of product revenues	61.8%	64.7%
Gross Profit on Service Revenues	14.1	20.1	6.0	42.6
as a percentage of service revenues	25.1%	28.8%

Total Gross Profit	$117.9	$138.3	20.4	17.3%
as a percentage of total revenues	52.6%	54.8%

The improvement in gross profit on product revenues was due primarily to the higher sales volume, product cost reductions and a higher proportion of software in the product mix. The improvement in gross profit margin on services revenue reflects improved staff utilization and efficiencies.   On a forward-looking basis, we expect our gross margins to increase gradually to the extent that we are successful in realizing the benefit of a growing proportion of software applications in our product revenue mix, higher volume and improved efficiencies in our global service operations.

EXPENSES

	Years Ended December 31,		$	%
	2003	2004	Change	Change

Research and development, net	$22.8	$24.9	2.1	9.2
Selling and marketing	53.7	62.2	8.5	15.8
General and administrative	29.8	31.3	1.5	5.0

Research and Development, Net.  Research and development expense, before capitalization of software development costs and grants, increased to $27.5 million in 2004 from $26.4 million in 2003 and represented 10.9% and 11.8% of revenues in 2004 and 2003, respectively.  The increase in gross outlays was due mainly to the increase of R&D labor costs.

Software development costs capitalized were $1.3 million in 2004 compared with $2.3 million in 2003. Amortization of capitalized software development costs, included in cost of product revenues, was $4.1 million and $5.7 million in 2004 and 2003, respectively.

Selling and Marketing Expenses.  The increase in selling and marketing expenses was due primarily to an increase in our corporate and regional sales and marketing efforts and higher sales commissions resulting mainly from the increase in sales.  Selling and marketing expenses represented 24.6% of total revenues in 2004 compared with 23.9% in 2003.  We expect that we will continue to leverage our global sales and distribution infrastructure and will increase our corporate and regional marketing efforts in the future.

General and Administrative Expenses.  The increase in general and administrative expenses in 2004 was due principally to increase in labor costs and depreciation expenses.  General and administrative expenses represented 12.4% of total revenues in 2004 compared with 13.3% in 2003. On a forward-looking basis, general and administrative expenses, while increasing on an absolute dollar basis, are expected to decline as a percentage of total revenues.

OTHER SPECIAL CHARGES:

	Years Ended December 31,
	2003	2004	$ Change

Restructuring	$1.9	0.0	(1.9)
Legal Settlement	5.2	0.0	(5.2)
	$7.1	0.0	(7.1)

Restructuring.   In December 2002 we adopted a restructuring plan, which involved the phased reduction of approximately 75 of our 1,077 staff members and consolidation of certain offices.  Some of the involuntary reductions were effected in December 2002 and, in accordance with SFAS No. 146, a liability of $282,000 was recorded as of December 31, 2002 related to those terminations. This liability was utilized as of June 30, 2003. The remaining reductions in force and facility closures were implemented during 2003.  We included in our results for 2003 costs of approximately $1.9 million, which related primarily to involuntary terminations and facility closures.

Legal Settlement. In June 2000, Dictaphone Corporation, one of our competitors, filed a patent infringement claim relating to certain technology embedded in some of our products.  The claim was for damages for past infringement and enjoinment of any continued infringement of Dictaphone patents.  In the fourth quarter of 2003, we reached a settlement with Dictaphone in which both parties agreed to dismiss all claims and counterclaims connected with the aforementioned patent infringement claim. The terms of the settlement call for us to pay Dictaphone $10 million of which approximately $4.8 million was paid by our insurance carrier in December 2003 and the balance was paid by us, except for the final installment in the amount of $333,335.  This amount is required to be paid by us by June 30, 2005, subject to certain events which could result in a reduced payment by us. As a result, a charge of approximately $5.2 million was recorded in the last quarter of 2003.  The companies also agreed to grant each other a worldwide, royalty-free, perpetual license to certain of their patents including the disputed patents. The companies further agreed to enter into enforcement proceedings with respect to both companies’ patent portfolios and to share any proceeds from these actions.  As a result of our acquisition of the CRS division of Dictaphone on June 1, 2005, the agreement with respect to patents was terminated since we acquired the relevant patents.

FINANCIAL AND OTHER INCOME

	Years Ended December 31,		$	%
	2003	2004	Change	Change

Financial income	$2.0	$3.6	1.4	70.0%
Other income (expense)	0.3	0.1	(0.2)	-66.7

Financial Income, Net.  The increase in financial income, net reflects a higher average cash balance and higher prevailing average interest rates in 2004 compared with 2003.

Other Income (Expense), Net.  Other income, net was $0.1 million in 2004 compared with $0.3 million in 2003. In 2003, we recorded $0.3 million of income reflecting amounts received from our insurance carrier in respect of the Chapiewski settlement.  In 2004, other income represented a capital gain recognized upon the disposal of fixed assets.

Taxes on Income.  In 2004, we recorded a provision for income taxes of $2.3 million compared with $1.2 million in 2003. The increase was primarily related to operating profits recorded at certain distribution subsidiaries.

Net Income (Loss) from Continuing Operations. Net income from continuing operations was $21.3 million in 2004 compared with $5.6 million in 2003. The increase in 2004 resulted primarily from the increase in revenues and gross margin.

Net Income from Discontinued Operations.  As discussed above under “Other Developments”, on March 31, 2004 we sold the assets of our COMINT/DF military-related business to ELTA for $4 million in cash. Net income from this discontinued operation was approximately $3.2 million (including gain on disposition) and $1.5 million for 2004 and 2003, respectively.

YEARS ENDED DECEMBER 31, 2003 and 2002

REVENUES

Total revenues from the enterprise market were $171.4 million in 2003, an increase of 41% from the prior year.  Total revenues from the public safety and security market were $52.8 million, an increase of 60% from the prior year.  We believe that our growth in revenue was due principally to market share gains in the enterprise and public safety and security markets following the acquisition of TCS in November 2002, and continued penetration of our digital video platform in the security market.

	Years Ended December 31,		$	%
	2002	2003	Change	Change

Product Revenues	$127.9	$168.1	$40.2	31.4%
Service Revenues	27.4	56.2	28.8	105.1

Total Revenues	$155.3	$224.3	$69.0	44.4%

The increase in product revenues was due primarily to higher sales of our audio recording platforms and applications to enterprise and public safety markets related mainly to the inclusion for a full year of the operations of TCS and market share gains.

The increase in services revenues reflects an increasing portion of our installed base engaging us for maintenance services and higher installation and training revenues related mainly to the increase in product sales to enterprise market.

Revenues in 2003 in the Americas rose 36% to $118.6 million from $86.9 million in 2002.  The increase was largely attributable to higher sales of enterprise solution and post-contract support. Sales to EMEA rose 55% to $73.8 million in 2003 from $47.7 million in 2002.  The increase was due mainly to the inclusion for a full year of the operations of TCS and favorable currency movements.  Sales to APAC increased 54% to $31.8 million in 2003 from $20.7 million in 2002 due mainly to higher sales to the enterprise market in Japan, Australia/New Zealand and India.

COST OF REVENUES:

	Years Ended December 31,		$	%
	2002	2003	Change	Change

Cost of Product Revenues	$55.5	$64.2	$8.7	15.7%
Cost of Service Revenues	26.1	42.1	16.0	61.3

Total Cost of Revenues	$81.5	$106.3	$24.8	30.4%

The increase in cost of product revenues in 2003 was due mainly to higher sales volume. The increase in cost of services revenue was due principally to higher labor, subcontractor and material costs associated with the inclusion of TCS activities for a full year and with the growth in product installations and maintenance contracts.

GROSS PROFIT

	Years Ended December 31,		$	%
	2002	2003	Change	Change

Gross Profit on Product Revenues	$72.4	$103.9	$31.5	43.5%
as a percentage of product revenues	56.6%	61.8%
Gross Profit on Service Revenues	1.4	14.1	12.7	100.0 +
as a percentage of service revenues	5.1%	25.1%

Total Gross Profit	$73.8	$117.9	$44.1	59.8%
as a percentage of total revenues	47.5%	52.6%

The improvement in gross profit on product revenues was due primarily to the higher sales volume, product cost reductions and a higher proportion of software in the product mix. Gross profit margin on services revenue was 25% in 2003 compared with 5% in 2002 reflecting improved staff utilization and efficiencies.

EXPENSES

	Years Ended December 31,		$	%
	2002	2003	Change	Change

Research and development, net	$17.1	$22.8	$5.7	33.3%
Selling and marketing	38.7	53.7	15.0	38.8
General and administrative	23.8	29.8	6.0	25.2

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

Selling and Marketing Expenses.  The increase in selling and marketing expenses was due primarily to the inclusion for a full year of the activities of TCS and higher sales commissions resulting mainly from the increase in sales.

General and Administrative Expenses.  The increase in general and administrative expenses in 2003 was due principally to the inclusion of TCS administrative costs for a full year, higher corporate insurance premiums and the impact of the appreciation of the New Israel Shekel to the US dollar on labor and facility costs only partly offset by lower additions to doubtful debt reserves.

OTHER SPECIAL CHARGES:

	Years Ended December 31,		$
	2002	2003	Change

Restructuring	$(0.1)	$1.9	$2.0
In-process research and development	1.3	0.0	(1.3)
Goodwill - Impairment and other	27.9	0.0	(27.9)
Legal Settlement	0.0	5.2	5.2
	$29.1	$7.1	$(22.0)

Restructuring.  As described above, in December 2002 we adopted a restructuring plan which involved the phased reduction of approximately 75 of our 1,077 staff members and consolidation of certain offices.  Some of the involuntary reductions were effected in December 2002 and, in accordance with SFAS No. 146, a liability of $282,000 was recorded as of December 31, 2002 related to those terminations. This liability was utilized as of June 30, 2003. The remaining reductions in force and facility closures were implemented during 2003.  We included in our results for 2003 costs of approximately $1.9 million, which related primarily to involuntary terminations and facility closures.  Restructuring related charges for 2002 of  $0.1 million consisted of the $282,000 expense noted above offset by a reduction of $400,000 to the accrual remaining from the 2001 restructuring plan.

In-process Research and Development.  In 2002, in connection with the acquisition of TCS and in accordance with SFAS No. 2 “Accounting for Research and Development Costs”, a portion of the purchase price, $1.3 million, was allocated to purchased in-process research and development.  As part of the process of analyzing this acquisition, we made a decision to buy three technologies that had not yet been commercialized rather than develop those technologies internally.  In doing so, we considered our internal research resource allocation and our progress on comparable technology, if any.  At the date of the acquisition, technological feasibility had not yet been established for the in-process research and development projects and they had no alternative future use.  Accordingly, the fair value allocated to these technologies, which was based on an analysis of the discounted excess earnings that the intangible assets generate over their expected lives, was immediately expensed at acquisition.

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

Legal Settlement. As described above, in June 2000, Dictaphone Corporation, one of our competitors, filed a patent infringement claim relating to certain technology embedded in some of our products.  The claim was for damages for past infringement and enjoinment of any continued infringement of Dictaphone patents.  In the fourth quarter of 2003, we reached a settlement with Dictaphone in which both parties agreed to dismiss all claims and counterclaims connected with the aforementioned patent infringement claim. The terms of the settlement call for us to pay Dictaphone $10 million of which approximately $4.8 million was paid by our insurance carrier in December 2003 and the balance was paid by us, except for the final installment in the amount of $333,335.  This amount is required to be paid by us by June 30, 2005, subject to certain events which could result in a reduced payment by us. As a result, a charge of approximately $5.2 million was recorded in the last quarter of 2003.  The companies also agreed to grant each other a worldwide, royalty-free, perpetual license to certain of their patents including the disputed patents. The companies further agreed to enter into enforcement proceedings with respect to both companies’ patent portfolios and to share any proceeds from these actions.  As a result of our acquisition of the CRS division of Dictaphone on June 1, 2005, the agreement with respect to patents was terminated since we acquired the relevant patents.

FINANCIAL AND OTHER INCOME

	Years Ended December 31,		$	%
	2002	2003	Change	Change

Financial income	$4.0	$2.0	$(2.0)	(50.0)%
Other income (expense)	(4.1)	0.3	4.4	107.3

Financial Income, Net.  The decrease in financial income, net reflects lower prevailing average interest rates and lower net foreign exchange gains realized in 2003 compared with 2002.

Other Income (Expense), Net.  In 2002, we recorded expenses of $3.5 million related to the settlement of claims by Douglas Chapiewski, the former sole shareholder of CPS, $335,000 representing the cost of moving our North American headquarters to a different facility, and $229,000 to write-off our long-term investment in Espro Ltd. In 2003, we recorded $300,000 of income reflecting amounts received from our insurance carrier in respect of the Chapiewski settlement.

Taxes on Income.  In 2003, we recorded a provision for income taxes of $1.2 million compared with $0.4 million in 2002. The increase was primarily related to changes in the tax law in Israel in 2003 and operating profits recorded at certain distribution subsidiaries.

Net Income (Loss) from Continuing Operations. Net income from continuing operations was $5.6 million in 2003 compared with a net loss of $35.4 million in 2002. The increase in

2003 resulted primarily from the increase in revenues and gross margin, and the inclusion of $7.1 million of other special charges in 2003 compared with $29.1 million in 2002.

Net Income from Discontinued Operations.  As discussed above under “Other Developments”, on March 31, 2004 we sold the assets of our COMINT/DF military-related business to ELTA for $4 million in cash. Net income from this discontinued operation was approximately $1.5 million and $1.4 million for 2003 and 2002, respectively.

Liquidity and Capital Resources

We have historically financed our operations through cash generated from operations and sales of equity securities.  Generally, we invest our excess cash in instruments that are highly liquid, investment grade securities.  At December 31, 2004, we had approximately $165.9 million of cash and cash equivalents and short and long-term investments compared with $107.3 million at December 31, 2003 and $68.6 million at December 31, 2002. The increase in 2004 was due to higher net income in 2004 and the proceeds from the issuance of shares upon the exercise of stock options and under our employee share purchase plan. The increase in 2003 from 2002 was due mainly to net income versus net loss in 2002.

Cash provided by operating activities of continuing operations was $44.3 million and  $36.9 million in 2004 and 2003, respectively, compared with $16.7 million in 2002. The improvement in 2004 compared with 2003 was primarily attributable to higher net operating income. The improvement in 2003 compared with 2002 was primarily attributable to our moving from a net operating loss to a net operating income position. Also contributing to the increase in cash provided by operating activities was our continued improvement in accounts receivable day’s sales outstanding (or DSO) to 67 days at December 31, 2004 compared to 74 days at December 31, 2003 and 112 days at December 31, 2002. This improvement was primarily attributable to the implementation of process change improvements and our credit policy. We expect to see our DSO levels remain between 70 and 80 days as we continue to place particular focus on managing our working capital, particularly the level of accounts receivable day’s sales outstanding. In connection with the TCS acquisition, we recorded a current liability of $2.8 million and a long-term liability of $13.5 million in 2002 reflecting obligations under a long-term contract assumed by NICE.   We reached agreement to terminate this contract in 2003 and amend the terms in the interim.  Under the terms of the amended contract, the cost to us is $5.2 million less than the amount provided at the November 2002 acquisition date.

Net cash used in investing activities from continuing operations was $72.3 million and $39.8 million in 2004 and 2003, respectively, compared with $28.2 million in 2002.  The increases in 2004 and 2003 are mainly due to investments in marketable securities. Capital expenditures were $6.7 million in 2004, $5.5 million in 2003, and $5.3 million in 2002.  Capital expenditures in 2003 and 2004 included investment in back-office IT systems, equipment for research and development and testing purposes, and general computer equipment. In 2002 capital expenditures related primarily to investment in additional modules for our global ERP system including the implementation of the order management and financial systems modules at TCS’

Southampton facility following the acquisition, and equipment for research and development and demonstration purposes. As of December 31, 2004, we had no material commitment for capital expenditures.

Net cash provided by financing activities was $19.9 million, $12.1 million and $2.1 million in 2004, 2003 and 2002 respectively, almost entirely as a result of net proceeds from the issuance of shares upon the exercise of stock options and under our employee share purchase plan. As of December 31, 2004, we had authorized credit lines from banks in the amount of $139 million. When utilized, the credit lines will be denominated in dollars and will bear interest at the rate of up to LIBOR + 1.5 % per year. An amount of $116 million out of the total credit lines is secured by our marketable securities. There are no financial covenants associated with these credit lines. As of December 31, 2004, $5.8 million of the $139 million referred to above was used for bank guarantees.

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

Set forth below are our contractual obligations and other commercial commitments over the medium term as of December 31, 2004 ($ in thousands):

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3-5 years	More than 5 years
Long-Term Debt
Capital Lease Obligations
Operating Leases	15,381	5,842	8,929	610
Unconditional Purchase Obligations	4,654	2,887	1,623	144
Other Long-Term Obligations
Total Contractual Cash Obligations	20,035	8,729	10,552	754

		Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1- 3 years	3-5 years	More than 5 years
Lines of Credit
Standby Letters of Credit
Guarantees – continuing operations	2,254	859	343		1,052
Guarantees – discontinued operation	3,463	3,463
Standby Repurchase Obligations
Other Commercial Commitments
Total Commercial Commitments	5,717	4,322	343		1,052

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

Interest Rate Risk. We invest in investment-grade US corporate bonds and dollar deposits with FDIC-insured US banks.  At least 80% of our securities investments are in corporate and US government agency bonds. Since these investments carry fixed interest rates and since our policy and practice is to hold these investments to maturity, interest income over the holding period is not sensitive to changes in interest rates.  Up to 20% of our investment portfolio may be invested in investment grade Callable Range Accrual Notes whose principal is guaranteed.  As of December 31, 2004, 10% of our investment portfolio consisted of such Notes.  The Notes are subject to interest rate, liquidity and price risks.  Since our policy is to hold these investments to maturity or until called, the interest income from these notes will not be effected by changes in their market value or to liquidity risk.  However, a significant increase in prevailing interest rates may effect whether or not interest income is received for a particular period. As of December 31 2004, 10% of our investment portfolio is invested in auction rate securities. Since our policy is to hold these auction rate securities until their interest reset date, we face potential capital loss if interest in the market rises dramatically during the holding period (up to 28 days).

Recently Issued or Adopted Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), “Share-Based Payment” (“Statement 123R”), which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“Statement 123”).  Generally, the approach in Statement 123R is similar to the approach described in Statement 123.  However, Statements 123 permitted, but not required, share-based payments to employees to be recognized based on their fair values while Statement 123R requires all share-based payments to employees to be recognized based on their fair values. Statement 123R also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new Standard will be effective with respect to us in the first fiscal year beginning after June 15, 2005. The adoption of Statement 123R will have a significant effect on our results of operations.

In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4.” (“SFAS 151”). SFAS 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect that the adoption of SFAS 151 will have a material effect on our financial position or results of operations.

Factors That May Affect Future Results

We operate globally in a dynamic and changing environment that involves numerous risks and uncertainties.  The following section lists some, but not all, of those risks and uncertainties that could cause actual results and outcomes to differ materially from those contained in any forward-looking statement made by us or on our behalf.  Other risks and uncertainties that could affect actual results and outcomes are described in Item 3 of this Report under “Risk Factors.”

New Accounting Pronouncements Require Us to Change the Way in Which We Account for Employee Stock Options. Commencing with fiscal year 2006, we will be required by applicable accounting principles to record as expenses all share-based payments to employees based on their fair values.  This will result in increased expenses in our statement of operations and a consequent reduction of our net income and earnings per share.

The Overall Economic Environment Continues to be Weak.  We are subject to the effects of general global economic and market conditions.  Our operating results have been adversely affected as a result of unfavorable economic conditions and reduced information technology spending, particularly in the product segments in which we compete.  During 2002 and 2003, and continuing through 2004, there was an increase in demand for our type of products as customers allocated resources to enhance their recording and analysis capabilities for compliance and risk management and for security.  However, customer purchase decisions may be significantly affected by a variety of factors including trends in spending for information technology and enterprise software, market competition, and the viability or announcement of alternative technologies. If economic conditions continue to be weak, demand for our products could decrease resulting in lower revenues, profits and cash flows.

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

Risks Associated with Our Distribution Channels May Materially Adversely Affect Our Financial Results. We have agreements in place with many distributors, dealers and resellers to market and sell our products and services in addition to our direct sales force.  We derive a significant percentage of our revenues from one of our distributor channels and new channels may, in the future, account for a significant percentage of our revenues. Our top channel partner accounted for approximately 19%, 20% and 23% of our revenues in 2004, 2003 and 2002, respectively. Our financial results could be materially adversely affected if our contracts with channel partners were terminated, if our relationship with channel partners were to deteriorate or if the financial condition of our channel partners were to weaken.  In addition, as our market opportunities change, we may have increased reliance on particular channel partners, which may negatively impact gross margins. There can be no assurance that we will be successful in maintaining or expanding these channels.  If we are not successful, we may lose sales opportunities, customers and market share.  In addition, some of our channel partners are suppliers of telecommunication infrastructure equipment. There can be no assurance that our channel partners will not develop or market VoIP, software applications and storage products and services in competition with us in the future.

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

Competitive Pricing and Difficulty Managing Product Costs Could Materially Adversely Affect Our Revenues and Earnings. The market for our products and related services, in general, is highly competitive.  Additionally, some of our principal competitors such as Witness Systems, Inc. and Verint Systems, Inc. may have significantly greater resources and larger customer bases than do we.  We have seen evidence of deep price reductions by our competitors and expect to continue to see such behavior in the future, which, if we are required to match such discounting, will adversely affect our gross margins and results of operations. To date, we have been able to manage our product design and component costs.  However, there can be no assurance that we will be able to continue to achieve reductions in component and product design costs.  Further, the relative and varying rates of increases or decreases in product price and cost could have a material adverse impact on our earnings.

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

Our Business Could Be Materially Adversely Affected as a Result of the Risks Associated with Acquisitions and Investments.  As part of our growth strategy, we have made a number of acquisitions and have made minority investments in complementary businesses, products or technologies. We frequently evaluate the tactical or strategic opportunity available related to complementary businesses, products or technologies.  The process of integrating an acquired company’s business into our operations and/or of investing in new technologies, may result in unforeseen operating difficulties and large expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business.  Other risks commonly encountered with acquisitions include the effect of the acquisition on our financial and strategic position and reputation; the failure of the acquired business to further our strategies, the inability to successfully integrate or commercialize acquired technologies or otherwise realize anticipated synergies or economies of scale on a timely basis and the potential impairment of acquired assets.  Moreover, there can be no assurance that the anticipated benefits of any acquisition or investment will be realized.  Future acquisitions or investments contemplated and/or consummated could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, and amortization expenses related to intangible assets, any of which could have a material adverse effect on our operating results and financial condition.  There can be no assurance that we will be successful in making additional acquisitions or effective in integrating such acquisitions into our existing business.  In addition, if we consummate one or more significant acquisitions in which the consideration consists, in whole or in part, of ordinary shares or American Depositary Shares (ADSs), representing our ordinary shares, shareholders would suffer dilution of their interests in us. We have also invested in companies, which can still be considered in the start-up or development stages. These investments are inherently risky as the market for the technologies or products they have under development are typically in the early stages and may never materialize. We could lose our entire initial investment in these companies.

We May Be Unable to Keep Pace with Rapid Industry, Technological and Market Changes. The market for our products and services is subject to rapid technological change and new product introductions.  Current competitors and/or new market entrants may develop new, proprietary products with features that could adversely affect the competitive position of our products.  We may not successfully anticipate market demand for new products or services, or introduce them in a timely manner.  The convergence of voice and data networks, and wired and wireless communications could require substantial modification and customization of our current products and business models, as well as the introduction of new products.  Further, customer acceptance of these new technologies may be slower than we anticipate.  We may not be able to compete effectively in these markets.  In addition, our products must readily integrate with major third party security, telephone, front-office and back-office systems.  Any changes to these third party systems could require us to redesign our products, and any such redesign might not be possible on a timely basis or achieve market acceptance.  Additional factors that may cause actual results to differ materially from our expectations include industry specific factors; our ability to continuously develop, introduce and deliver commercially viable products, solutions and technologies, and the market’s rate of acceptance of the solutions we offer and our ability to keep pace with market and technology changes and to compete successfully.

If Our Advanced Compliance Recording Solutions Fail to Record Our Customers’ Interactions, We May be Subject to Liability and Our Reputation May be Harmed.  Many of our customers use our solutions to record and to store recordings of commercial interactions.  These recordings are used to provide back-up and verification of transactions and to guard against risks posed by lost or misinterpreted voice communications.  These customers rely on our solutions to record, store and retrieve voice data in a timely, reliable and efficient manner.  If our solutions fail to record our customer’s interactions or our customers are unable to retrieve stored recordings when necessary, we may be subject to liability and our reputation may be harmed.  Although we attempt to limit any potential exposure through quality assurance programs, insurance and contractual terms, we cannot assure you that we will eliminate or successfully limit our liability for any failure of our recording and storage solutions.

If We are Unable to Maintain the Security of Our Systems, Our Business, Financial Condition and Operating Results Could be Harmed. The occurrence of or perception of occurrence of security breaches in the operation of our business or by third parties using our products could harm our business, financial condition and operating results.  Some of our customers use our products to compile and analyze highly sensitive or confidential information.  We may come into contact with such information or data when we perform service or maintenance functions for our customers.  While we have internal policies and procedures for employees in connection with performing these functions, the perception or fact that any of our employees has improperly handled sensitive information of a customer or a customer’s customer could negatively impact our business. If, in handling this information we fail to comply with our privacy policies or privacy and security laws, we could incur civil liability to government agencies, customers and individuals whose privacy was compromised.  If personal information is received or used from sources outside the US, we could be subject to civil, administrative or criminal liability under the laws of other countries.  In addition, third parties may attempt to breach our security or inappropriately use our products through computer viruses, electronic break-ins and other disruptions.  If successful, confidential information, including passwords, financial information, or other personal information may be improperly obtained and we may be subject to lawsuits and other liability.  Any internal or external security breaches could harm our reputation and even the perception of security risks, whether or not valid, could inhibit market acceptance of our products.

Changes in Regulations Could Materially Adversely Affect Us.  Our business, results of operations and financial condition could be materially adversely affected if laws, regulations or standards relating to our products or us are newly implemented or changed.

Changes in Israeli Government Benefit Programs Could Materially Adversely Affect Us. We derive and expect to continue to derive significant benefits from various programs and laws in Israel including tax benefits relating to our “Approved Enterprise” programs and certain grants from the Office of the Chief Scientist, or OCS, for research and development.  To be eligible for these grants, programs and tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets and conducting the research, development and manufacturing of products developed with such OCS grants in Israel (unless a special approval has been granted for performing manufacturing outside Israel).  Pursuant to an amendment to Israeli regulations, income from two of our “Approved Enterprises” is exempt from income tax for only two years.  Following this two-year period, the “Approved Enterprise” will be subject to corporate tax at a reduced rate of 10-25% (based on the percentage of foreign ownership in each taxable year) for the following eight years.  Income from the other two “Approved Enterprises” is tax exempt for four years.  Following this four-year period, the “Approved Enterprises” are subject to corporate tax at a reduced rate of 10-25% (based on the percentage of foreign ownership in each taxable year) for the following six years. On April 1, 2005, an amendment to the applicable law regarding “Approved Enterprise” programs came into force. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in such law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment incorporates certain changes to both the criteria and procedure for obtaining “Approved Enterprise” status for an investment program, and changes to the tax benefits afforded in certain circumstances to “Approved Enterprises” under such law. The amendment will apply to Approved Enterprise programs in which the year of commencement of benefits under the law is 2004 or later, unless such programs received approval from the applicable government authority prior to December 31, 2004 in which case the provisions of the amendment will not apply. If grants, programs and benefits available to us or the laws under which they were granted are eliminated or their scope is further reduced, or if we fail to meet the conditions of existing grants, programs or benefits and are required to refund grants or tax benefits already received (together with interest and certain inflation adjustments) or fail to receive approval for future Approved Enterprises, our business, financial condition and results of operations could be materially adversely affected.

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

Item 6.    Directors, Senior Management and Employees.

Directors and Senior Management

The following table sets forth, as of June 27, 2005, the name, age and position of each of our directors and executive officers:

Name	Age	Position
Ron Gutler(2)(4)	47	Chairman of the Board of Directors

Joseph Atsmon(2)	56	Vice-Chairman of the Board of Directors

Rimon Ben-Shaoul(4)	59	Director

Yoseph Dauber(1)(4)	69	Director

Dan Falk(1)(2)(3)(4)	60	Director

John Hughes	53	Director

David Kostman	40	Director

Dr. Leora Meridor(1)(2)(3)	57	Director

Name	Age	Position
Haim Shani	48	Director and Chief Executive Officer

Dr. Shlomo Shamir	57	President

Ran Oz	38	Corporate Vice President and Chief Financial Officer

Koby Huberman	47	Corporate Vice President, Strategic Alliances & Business Development

Yechiam Cohen	48	Corporate Vice President, General Counsel and Corporate Secretary

Zvi Baum	49	Corporate Vice President, General Manager Product Division

Yoav Zaltzman	47	President, Intelligence Solutions

Doron Eidelman	49	Corporate Executive Vice President, President NiceVision

Jim Park	48	Corporate Vice President & General Manager Public Safety

Eran Gorev	40	President and Chief Executive Officer, NICE Systems Inc.

Eran Porat	42	Corporate Vice President, Finance

(1)   Member of the Internal Audit Committee.

(2)   Member of the Audit Committee.

(3)   Outside Director. See “— Outside Directors.”

(4)   Member of the Compensation Committee

Set forth below is a biographical summary of each of the above-named directors and executive officers of NICE.

Ron Gutler has been a director of NICE since May 2001 and chairman of the board since May 2002.  Mr. Gutler is currently the chairman of G.J.E 121 Promoting Investment Ltd., a real estate investment company. Between 2000 and 2002, he managed the Blue Border Horizon Fund, a global macro fund.  Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company (currently part of Deutche Bank). Between 1987 and 1999, he filled various positions with Bankers Trust. Mr. Gutler headed the Trading and Sales Activities in Asia, South America and Emerging Europe. He also established and headed the Israeli office of Bankers Trust. Mr. Gutler holds a Bachelor’s degree in economics and international relations and a Master’s degree in Business Administration, cum laude, both from the Hebrew University, Jerusalem.

Joseph Atsmon has been a director of NICE since September 2001 and Vice-Chairman of the Board since May 2002.  Mr. Atsmon currently serves as a Director of Ceragon Networks and of Radvision Ltd. From 1995 until 2000, Mr. Atsmon served as Chief Executive Officer of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998. Mr. Atsmon had a twenty-year career with Tadiran Ltd. In his last role at Tadiran Ltd., Mr. Atsmon served as Corporate VP for business development. Prior to that, he served as President of various military communications divisions. Mr. Atsmon received a B.Sc. in Electrical Engineering, suma cum laude, from the Technion, Israel Institute of Technology.

Rimon Ben-Shaoul has been a director of NICE since September 2001.  Mr. Ben-Shaoul currently serves as co-Chairman, President, and CEO of Koonras Technologies Ltd., which he joined on February 1, 2001. Koonras Technologies Ltd. is a technology investment company controlled by Poalim Investments Ltd., a large Israeli holding company.  Mr. Ben-Shaoul also serves as Chairman of Nipson Digital Printing Systems PLC and Dor Chemicals Ltd. and as a director of MIND C.T.I. Ltd., BVR Systems Ltd. and several private companies. In addition, he is the President and CEO of Polar Communications Ltd., which manages media and communication investments. Between 1997 and February 1, 2001, Mr. Ben-Shaoul was the President and CEO of Clal Industries and Investments Ltd., one of the largest holding companies in Israel with substantial holdings in the high tech industry. During that time, Mr. Ben-Shaoul also served as Chairman of the Board of Directors of Clal Electronics Industries Ltd., Scitex Corporation Ltd., and various other companies within the Clal Group. Mr. Ben-Shaoul also served as a director of ECI Telecom Ltd., Fundtech Ltd., Creo Products, Inc., Nova Measuring Instruments Ltd., and other public and private companies. From 1985 to 1997, Mr. Ben-Shaoul was President and CEO of Clal Insurance Company Ltd. and a director of the company and its various subsidiaries. Mr. Ben-Shaoul holds a bachelor’s degree in economics and a master’s degree in business administration, both from Tel-Aviv University.

Yoseph Dauber has been a director of NICE since April 2002. Until June 2002 Mr. Dauber was deputy chairman of the board of Management and joint Managing Director of Bank Hapoalim and was responsible for the commercial division of the bank. During the years 1994-1996 and until 6/ 2002 Mr. Dauber served as Chairman of Poalim American Express and of the Isracard Group. He now serves as a member of the Board of Bank Hapoalim. Mr. Dauber holds a Bachelor’s degree in Economics and Statistics from the Hebrew University of Jerusalem.

Dan Falk has been a director of NICE since January 2002. Mr. Falk serves as a member of the boards of directors of Orbotech Systems Ltd., Attunity Ltd., Orad Hi Tech Systems Ltd., Netafim Ltd., Plastopil Ltd., Visionix Ltd., ClickSoftware Technologies Ltd., Dmatek Ltd., Jacada Ltd. and Poalim Ventures 1 Ltd., all of which are Israeli companies, and Ormat Technology Inc. In 1999 and 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V.  From 1985 to 1999, Mr. Falk served in various positions in Orbotech Systems Ltd., the last of which were Chief Financial Officer and Executive Vice President. From 1973 to 1985, he served in several executive positions in the Israel Discount Bank. Mr. Falk holds a Bachelor’s degree in Economics and Political Science and a Master’s degree in Business Administration from the Hebrew University, Jerusalem. As described above, Mr. Falk serves on the board of directors of a number of companies, both public and private and qualifies as an Outside Director of NICE under Israeli law. See “— Outside Directors.”

John Hughes has been a director of NICE since November 2, 2002. Mr. Hughes is currently Chairman of Intec Telecom Systems plc and Executive Chairman of Parity Group plc. From December 2000 to July 2004, he held senior executive positions at Thales Group, most recently as Executive Vice President and CEO of all civil activities for the Group. During the years 1997 until 2000, he held positions with Lucent Technologies, and was President of its GMS/UMTS division and in the years 1991 through 1997, Mr. Hughes served as Director of Convex Global Field operations within the Hewlett Packard Company. Prior to that, Mr. Hughes held various positions with UK and US companies. Mr. Hughes holds a bachelor of science degree in Electrical and Electronic Engineering from the University of Hertfordshire.

David Kostman has been a director of NICE since January 2000.  Mr. Kostman is currently the Chief Executive Officer of Delta Galil USA Inc., a subsidiary of Delta Galil Industries Ltd., a Nasdaq-listed apparel manufacturer. From April 2003 until April 2005, he was Chief Operating Officer of Delta Galil USA. Until May, 2002 he was the Chief Operating Officer of VerticalNet, Inc., a Nasdaq listed software company, which he joined in June 2000.  Prior thereto, Mr. Kostman was a Managing Director in the Investment Banking Division of Lehman Brothers Inc., which he joined in 1994.  Mr. Kostman holds a bachelor’s degree in law from Tel-Aviv University and a master’s degree in business administration from INSEAD, France.

Leora (Rubin) Meridor has been a director of NICE since January 2002.  Since 2001, Dr. Meridor has been the Chairwoman of the Board of Bezeq International and Walla Telecommunication and between 2001 and 2004 Dr. Meridor served as Chairwoman of the Board of Poalim Capital Markets. From 1996 to 2000, Dr. Meridor served as Senior Vice President, Head of the Credit and Risk Management Division of the First International Bank of Israel. Between 1983 and 1996, Dr. Meridor held various positions in the Bank of Israel, the last of which was Head of the Research Department. Dr. Meridor has held various teaching positions with the Hebrew University and holds a B.Sc. degree in mathematics and physics, a M.Sc. degree in Mathematics and a Ph.D in Economics from the Hebrew University, Jerusalem. Dr. Meridor serves on the boards of directors of Teva Pharmaceutical Industries Ltd., Isrotel Ltd. and G.J.E. 121 Promoting Investment Ltd.  She qualifies as an Outside Director of NICE under Israeli law. See “— Outside Directors.”

Haim Shani has served as a director and Chief Executive Officer of NICE since January 2001. He also served as President of NICE from January 2001 to April 2005.  Mr. Shani came to NICE from Applied Materials (Israel), where he served as General Manager in its Israeli office from 1998 to 2000, heading up the Process Diagnostic and Control (PDC) business group formed following the acquisition by Applied Materials of Opal Ltd. and Orbot Instruments, Ltd.  Prior to joining Applied Materials, Mr. Shani held various management positions at Orbotech Ltd.  From 1995 to 1998, he served as Corporate Vice President of Marketing and Business Development, from 1993 to 1995, he served as President of Orbotech’s subsidiary in Asia Pacific, based in Hong Kong and from 1992 to 1993, he served as President of Orbotech Europe, based in Brussels.  From 1982 to 1992, Mr. Shani held various management positions at Scitex Corporation and IBM Israel.  Mr. Shani holds a bachelor’s degree in industrial and management engineering from the Technion – Israel Institute of Technology and a master’s degree in business administration from INSEAD, France.

Dr. Shlomo Shamir has served as the President of NICE since April 2005. From April 2001 to April 2005, he served as President and Chief Executive Officer of NICE Systems Inc., NICE’s wholly owned subsidiary and corporate headquarters in North America.  From 2000 to April 2001, Dr. Shamir served as President and CEO of CreoScitex America, Inc.  From 1997 to 2000, Dr. Shamir served as President and CEO of Scitex America Corp. and from 1994 to 1997, he served as its Corporate Vice President of Operations.  Prior to 1994, Dr. Shamir served in the IDF where he attained the rank of Brigadier General.  Dr. Shamir built and led the planning division in the IDF headquarters and served as Israel’s military attaché to Germany.  He holds a bachelor’s degree in physics from the Technion – Israel Institute of Technology and master’s and doctor of philosophy degrees in engineering and economic systems from Stanford University.

Ran Oz has served as Corporate Vice President and Chief Financial Officer of NICE since September 2004.   Mr. Oz came to NICE from Ceragon Networks, an international fixed wireless company, where he was Chief Financial Officer from 2001 to 2004.  Prior thereto he worked for six years with Jacada, an international software company, where he held a variety of positions in finance and operations - most recently as general manager of the parent company and corporate CFO.  Mr. Oz holds a bachelor’s degree in accounting and economics and a master’s degree in business administration and economics from Hebrew University in Jerusalem.  He is also a licensed CPA.

Koby Huberman has served as Corporate Vice President, Business Development of NICE since January 2000, and is currently Corporate Vice President, Strategic Alliances & Business Development. From 1998 to January 2000, Mr. Huberman served as Vice President of Marketing for the Enterprise Internetworking Systems Group of Lucent Technologies Ltd.  and, from 1995 to 1998, he was Vice President of Global Marketing and Business Development for Lannet Data Communications Ltd., which was acquired by Lucent in 1998. Prior thereto, Mr. Huberman was the Managing Director of ServiceSoft Europe, a pan-European leading vendor of artificial intelligence and knowledge-based software for call center and customer service applications.  Mr. Huberman holds a bachelor’s degree in economics and business administration from the Leon Recanati Business School of Tel-Aviv University.

Yechiam Cohen has served as Corporate Vice President, General Counsel and Corporate Secretary of NICE since April 2005. Prior to joining NICE, he served for eight years as General Counsel of Amdocs, a leading provider of billing and CRM software solutions to the telecommunications industry. Before joining Amdocs, Mr. Cohen was a partner in the Tel Aviv law firm of Dan Cohen, Spigelman & Company. From 1987 to 1990, he was an associate with the New York law firm of Dornbush, Mensch, Mandelstam and Schaeffer. Mr. Cohen served as a law clerk to Justice Beijski of the Supreme Court of Israel in Jerusalem. He graduated in 1984 from the Hebrew University School of Law and is admitted to practice law in Israel and New York.

Zvi Baum is currently Corporate Vice President & General Manager Product Division. He previously served as Director of Product Management in the CEM Division of NICE and since May 2003 was in the position of Corporate VP of Marketing.  Before joining NICE, Mr. Baum served as the Managing Director of Call Vision Israel Ltd., a company that specialized in the development of advanced web-based quality monitoring solutions for call centers. Prior to that, he served as the VP of International Sales and Marketing at STS Software Systems, which developed recording solutions and was acquired by NICE at the end of 1999. Between 1987 and 1998, Mr. Baum worked for a number of American and European companies in several areas, including technical management, marketing and channel management.  Mr. Baum holds a bachelor’s degree in Engineering from the Technion – Israel Institute of Technology and a Mater’s degree in Computer Science and an MBA, both from the University of California in Los Angeles (UCLA).

Yoav Zaltzman is currently President, Intelligence Solutions. Mr. Zaltzman previously served as Corporate Vice President & General Manager Intelligence Solutions Division and since May 2001 was in the position of Corporate Vice President, Business Operations of NICE.  Prior to joining NICE, Mr. Zaltzman served as Senior Director of Sales for Applied Materials Israel since 1997.  From 1994 to 1997, Mr. Zaltzman served as General Manager of Orbot Instruments in Europe, based in Brussels, which was acquired by Applied Materials in 1997.  From 1987 to 1992, Mr. Zaltzman held various sales and marketing positions for Oracle in Israel. Mr. Zaltzman holds a bachelor’s degree in Computer Sciences and a master’s degree in business administration, both from Tel Aviv University.

Doron Eidelman serves as Corporate Executive Vice President, President NiceVision since May 2002. Previously, he was COO of AudioCodes, a telecommunications company. From 1992 to 2001, Mr. Eidelman was Executive Vice President and President of the Display Division of Orbotech and from 1987 to 1992, he held various positions in Optrotech, the last of which was Vice President. Mr. Eidelman served in an elite intelligence unit in the IDF and was awarded the prestigious Israel Defense Award .He holds a bachelor’s degree in electronic engineering from the Technion-Israel Institute of Technology and a master’s degree in electronic engineering from the University of Tel Aviv.

Jim Park is currently Corporate Vice President & General Manager Public Safety. Mr. Park previously served as the President of NICE Systems CTI UK Ltd, NICE’s wholly owned subsidiary and corporate headquarters in EMEA. Mr. Park was previously CEO of Thales Contact Solutions (previously Racal Recorders) which was acquired, by NICE, in Nov 2002. Prior to joining Racal, in 1998, Mr. Park held various senior management positions at Mitel Telecom. From 1996 to 1998 he served as General Manager for Mitel’s EMEA switching business, from 1994 to 1996 he was VP of business development, from 1991 to 1994 he was director of Marketing and from 1982 to 1991 he held various sales management roles, in Europe, the Middle East and Africa. Mr. Park’s early career was spent in various engineering roles with Siemens UK (1979 to 1982) and British Telecom (1974 to 1979), who sponsored him through college.

Eran Gorev has been the President and Chief Executive Officer of NICE Systems Inc. since March 2005.  From 2002 to 2004, Mr. Gorev was President of the North America - Major Clients division at Amdocs.   From 2000 to 2002, Mr. Gorev served as Corporate Vice President and Head of Worldwide Sales at Amdocs.  Prior thereto, Mr. Gorev held various marketing and sales management positions in the Information Technology industry.  Mr. Gorev earned an L.LB degree from Tel-Aviv University and a joint MBA degree from the Kellogg School of Management, Northwestern University, and the Recanati School of Business Administration, Tel-Aviv University.

Eran Porat has been the Corporate Vice President Finance of NICE since 2005. From March 2000 to 2005, he served as Corporate Controller of NICE. From 1997 to February 2000, Mr. Porat served as Corporate Controller of Technomatics Technologies Ltd. From 1996 to 1997, he served as Corporate Controller of Nechushtan Elevators Ltd. Mr. Porat is a CPA and holds a bachelor’s degree in economics and accounting from the University of Tel-Aviv.

Compensation

The aggregate compensation paid to or accrued on behalf of all our directors and executive officers as a group (24 persons) during 2004 consisted of approximately $4.1 million in salary, fees, bonus, commissions and directors’ fees and approximately $0.1 million in amounts set aside or accrued for to provide pension, retirement or similar benefits, but excluding amounts we expended for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

During 2004, our officers and directors received, in the aggregate, options to purchase up to 208,000 ordinary shares under our 2003 Stock Option Plan.  These options have an average exercise price of $23.31 and will expire six years after the date the options were granted.

Compensation and reimbursement for Outside Directors (as described below) is statutorily determined pursuant to the Israeli Companies Law, 5759–1999, or the Companies Law.  The statutory rates for Outside Directors is approximately NIS 46,000 per annum and approximately NIS 1,800 per meeting.  Compensation and reimbursement of all other directors who do not serve as officers are the same as the statutory rates paid to Outside Directors except for the chairman of the Board who receives 150% of the annual amount and an additional monthly fee of approximately $4,000 and the vice chairman of the Board who receives 137.5% of the annual amount.

Board Practices

Our articles of association provide that the number of directors serving on the board shall be not less than three but shall not exceed thirteen. Our directors, other than outside directors, are elected at the annual shareholders meeting to serve until the next annual meeting or until their earlier death, resignation, bankruptcy, incapacity or removal by an extraordinary resolution of the general shareholders meeting. Directors may be re-elected at each annual shareholders meeting. The board may appoint additional directors (whether to fill a vacancy or create new directorships) to serve until the next annual shareholders meeting, provided, however, that the board shall have no obligation to fill any vacancy unless the number of directors is less than three.

The board may, subject to the provisions of the Companies Law, appoint a committee of the board and delegate to such committee all or any of the powers of the board as it deems appropriate. Notwithstanding the foregoing, the board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees. The board has appointed an internal audit committee, as required under the Companies Law, that has three members, an audit committee that currently has four members and a compensation committee that has three members.

Outside Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two “outside” directors.

To qualify as an outside director, an individual or his or her relative, partner, employer or any entity under his or her control, may not have as of the date of appointment as an outside director, and may not have had during the previous two years, any affiliation with the company, with any entity controlling the company on the date of the appointment or with any entity that is a controlling shareholder, on the date of the appointment or during the previous two years, is the company or an entity controlling the company. In general, the term “affiliation” includes:

•                  an employment relationship;

•                  a business or professional relationship maintained on a regular basis;

•                  control; and

•                  service as an office holder.

No person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director.

Outside directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

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

The term of an outside director will be three years and may be extended for an additional term of three years. Each committee of a company’s board of directors which is empowered to exercise any of the board’s powers is required to include at least one outside director.

Our outside directors were elected for a second term at our Annual General Meeting held on October 19, 2004.  An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, from the company.

Independent Directors

Under the rules of the Nasdaq Stock Market, a majority of our directors are required to be “independent” as defined in Nasdaq’s rules.  Except for Mr. Shani, all of our directors are independent.

The Nasdaq rules require that director nominees be selected or recommended for the board’s selection either by a nominations committee composed solely of independent directors or by a majority of independent directors.  Our director nominees are selected by a majority of independent directors, and we anticipate that our board will adopt a board resolution formalizing that process prior to July 31, 2005, the effective date of this rule.

Audit Committee

The Nasdaq rules also require that the audit committee of a listed company must be composed of at least three directors, each of whom is (i) independent; (ii) does not receive any compensation (except for board fees) from the company; (iii) is not an affiliated person of the company or any subsidiary; and (iv) has not participated in the preparation of the company’s (or a current subsidiary’s) financial statements during the past three years. All of the current members of our audit committee (presently comprised of Ron Gutler (Chairman), Dan Falk, Leora Meridor, and Joseph Atsmon) meet the Nasdaq standards described above.

Our audit committee has adopted a charter specifying the committee’s purpose and outlining its duties and responsibilities which include, among other things: (i) appointing, retaining and compensating the company’s independent auditor, subject to shareholder approval, and (ii) pre-approving all services of the independent auditor. The audit committee must review and approve all related party transactions.

We believe we currently meet the applicable Nasdaq requirements and we intend to continue to take all actions as may be necessary for us to maintain our compliance with applicable Nasdaq requirements.

Internal Audit Committee

The Companies Law requires public companies to appoint an internal audit committee. The role of the internal audit committee under the Companies Law is to examine flaws in the management of the company’s business in consultation with the internal auditors and the independent accountants, and to propose remedial measures to the board. The internal audit committee also reviews interested party transactions for approval as required by law. Under the Companies Law, an internal audit committee must consist of at least three directors, including all of the outside directors. The chairman of the board of directors, any director employed by or otherwise providing services to the company on a regular basis, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the internal audit committee. All of the current members of our internal audit committee (presently comprised of Leora Meridor, Dan Falk and Joseph Dauber) meet these qualifications.

Internal Auditor

Under the Companies Law, the board of directors must appoint an internal auditor, proposed by the internal audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s activities comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. We have appointed an internal auditor in accordance with the requirements of the Companies Law.

Compensation Committee

The compensation committee is responsible for making recommendations to the board with respect to all director and officer compensation issues including the grant of stock options. The current members of our compensation committee are Messrs. Falk (Chairman), Ben Shaoul, Dauber, and Gutler.

Employees

At December 31, 2004, we had approximately 1072 employees worldwide, which represented an increase of 5.7% from year-end 2003.

The following table sets forth the number of our full-time employees at the end of each of the last three fiscal years as well as the main category of activity and geographic location of such employees:

	At December 31,
Category of Activity	2002	2003	2004

Operations	66	55	54
Customer Support	266	299	317
Sales & Marketing	285	270	291
Research & Development	253	256	279
General & Administrative	152	134	131
Total	1,022	1,014	1072

Geographic Location
Israel	498	478	532
North America	332	333	340
Europe	230	180	160
Asia Pacific	16	23	40
Total	1,022	1,014	1,072

We also utilize temporary employees in various activities. On average, we employed approximately 54 such temporary employees and 128 contractor employees (not included in the numbers set forth above) during 2004.

Our future success will depend in part upon our ability to attract and retain highly skilled and qualified personnel. Although competition for such personnel in Israel is generally intense, we believe that adequate personnel resources are currently available in Israel to meet our requirements.

We are not a party to any collective bargaining agreement with our employees or with any labor organization. However, we are subject to certain labor related statutes, and to certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists’ Association of Israel) that are applicable to our Israeli employees by order of the Israeli Ministry of Labor and Welfare. These statutes and provisions principally concern the length of the work day and the work week, minimum wages for workers, contributions to a pension fund, insurance for work-related accidents, determination of severance pay and other conditions of employment. Furthermore, pursuant to such provisions, the wages of most of our employees are automatically adjusted based on changes in the Israeli consumer price index, or CPI. The amount and frequency of these adjustments are modified from time to time.

Israeli law generally requires the payment by employers of severance pay upon the death of an employee, his retirement or upon termination of employment by the employer without due cause. We currently fund our ongoing severance obligations by making monthly payments to approved severance funds or insurance policies. Please see Note 2(s) to our consolidated financial statements. In addition, according to the National Insurance Law, Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, an organization similar to the United States Social Security Administration. These contributions entitle the employees to benefits in periods of unemployment, work injury, maternity leave, disability, reserve military service and bankruptcy or winding-up of the employer. Since January 1, 1995, such amount also includes payments for national health insurance. The payments to the National Insurance Institute are equal to approximately 16.25% of an employee’s wages (up to a certain cap as determined from time to time by law), of which the employee contributes approximately 66% and the employer contributes approximately 34%.

Employment Agreements

We have employment agreements with our officers. Pursuant to these employment agreements, each party may terminate the employment for no cause by giving a 30, 60 or 90 day prior written notice (six months in the case of certain senior employees). In addition, we may terminate such agreement for cause with no prior notice. The agreements generally include non-compete and non-disclosure provisions, although the enforceability of non-compete provisions under Israeli law is very limited.

Share Ownership

As of June 7, 2005, our directors and executive officers beneficially owned an aggregate of 805,397 ordinary shares, or approximately 4.1% of our outstanding ordinary shares, which amount includes options to purchase 773,701 ordinary shares that were vested on such date or that were scheduled to vest within the following 60 days. The options have an average exercise price of $35.13 per share and expire between 2005 and 2010.  As of June 7, 2005, our chief executive officer, Mr. Haim Shani, beneficially owned 294,952 ordinary shares, or approximately 1.5% of our outstanding ordinary shares, which includes options to purchase 294,508 ordinary shares that were vested on such date or that were scheduled to vest within the following 60 days, and 444 ordinary shares owned by him. Of the 294,508 options, 250,000 options have an exercise price of $55.5 per share and expire on October 22, 2006. The remaining 44,508 options have exercises prices ranging from $10.95 per share to $23.4 per share, and expire between May 2007 and December 2009. No other individual director or executive officer beneficially owns 1% or more of our outstanding ordinary shares.

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

Pursuant to a tax reform effectuated in Israeli in 2003 (the “Tax Reform”) and in order to comply with the provisions of Section 102 of the Income Tax Ordinance [New Version], 5721-1961 (the “Ordinance”) following the Tax Reform, on February 11, 2003 our board of directors adopted an addendum to our share option plan with respect to options granted as of January 1, 2003 to grantees who are residents of Israel (the “Addendum”). The Addendum does not add to nor modify our share option plan in respect of grantees that are not residents of Israel. On December 19, 2003 the board of directors resolved to elect the “Capital Gains Route” (as defined in Section 102(b)(2) of the Ordinance) for the grant of options to Israeli grantees. Generally, subject to the fulfillment of the provisions of Section 102 of the Ordinance, under the Capital Gains Route gains realized from the sale of shares issued upon exercise of options shall generally be taxed at a rate of only 25% and not at the marginal income tax rate applicable to the grantee (up to 49%). In general, according to the Addendum and pursuant to the election of the Capital Gains Route by our board of directors, all options granted to Israeli grantees, shares issued upon exercise of such options and any bonus shares issued with respect to such shares, shall be held in trust for the benefit of the grantee and registered in the name of a trustee appointed by the Company and approved by the Israeli tax authorities. Such options and shares will, subject to the provisions of Section 102 of the Ordinance and any regulations, rules or orders promulgated thereunder, be held in trust for a period of two years from the end of the tax year in which the options are granted and shall not be released from the trust prior to the payment of the grantee’s tax liabilities. In the event the requirements of Section 102 for the allocation of options according to the Capital Gains Route are not met – the applicable marginal income tax rates shall apply.

The Addendum, the trustee and the Company’s election of the “Capital Gains Route” were approved by the Israeli tax authorities.

The 1995 Plan is generally administered by our board of directors, which determines the grantees under the 1995 Plan and the number of options to be granted. As of June 7, 2005, options to purchase 1,641,131 ordinary shares were outstanding under the 1995 Plan at a weighted average exercise price of $41.85.

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

The 1997 Plan is generally administered by our board of directors, which determines the grantees under the 1997 Plan and the number of options to be granted.  As of June 7, 2005, there were no outstanding options to purchase ordinary shares under the 1997 Plan. All of the outstanding options under this plan have expired.

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

The 2001 Plan is generally administered by our board of directors which determines the grantees under the 2001 Plan and the number of options to be granted.  As of June 7, 2005, options to purchase 491,672 ordinary shares were outstanding under the 2001 Plan at a weighted average exercise price of $12.1.

2003 Stock Option Plan

In December 2003, we adopted the NICE-Systems Ltd. 2003 Employee Stock Option Plan, or 2003 Plan, to attract, motivate and retain talented employees by rewarding performance and encouraging behavior that will improve our profitability. Under the 2003 Plan, our employees, officers and directors may be granted options to acquire our ordinary shares. The options to acquire ordinary shares are granted at an exercise price of not less than the fair market value of the ordinary shares on the date of the grant, subject to certain exceptions which may be determined by our board of directors.  We have registered, through the filing of registration statements on Form S-8 with SEC under the Securities Act of 1933, 2,000,000 ADSs for issuance under the 2003 Plan.

Under the terms of the 2003 Plan, 25% of the stock options granted become exercisable on the first anniversary of the date of grant and 6.25% becomes exercisable once every quarter during the subsequent three years. Stock options expire six years after the date of grant. Stock options are non-transferable except upon the death of the grantee.

Pursuant to the Tax Reform and in order to comply with the provisions of Section 102 of the Ordinance, on January 5, 2004 our board of directors adopted an addendum to our share option plan with respect to options granted as of December 2, 2003 to grantees who are residents of Israel (the “Addendum”). The Addendum does not add to nor modify our share option plan in respect of grantees that are not residents of Israel. On December 19, 2003 the board of directors resolved to elect the “Capital Gains Route” (as defined in Section 102(b)(2) of the Ordinance) for the grant of options to Israeli grantees, which is described above under “1995 Stock Option Plan”.

The 2003 Plan is generally administered by our board of directors, which determines the grantees under the 2003 Plan and the number of options to be granted. As of  June 7, 2005,

options to purchase 2,004,375 ordinary shares were outstanding under the 2003 Plan at a weighted average exercise price of $24.84.

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

Under the terms of the ESPP, eligible employees (generally, all our employees and the employees of our eligible subsidiaries who are not directors or controlling shareholders) may, on January 1 and July 1 of each year in which the ESPP is in effect, elect to become participants in the ESPP for that six-month period by filing an agreement with us arranging for payroll deductions of between 2% and 10% of such employee’s compensation for the relevant period. An employee’s election to purchase ordinary shares under the ESPP is subject to his or her right to withdraw from the ESPP prior to exercise, six months after the offering date. The election price under the ESPP is 85% of the lowest price of our ordinary shares as quoted on the Nasdaq National Market on the commencement date of each offering period or on the semi-annual purchase date.

Item 7.   Major Shareholders and Related Party Transactions.

Major Shareholders

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of June 11, 2005 with respect to each person known to us to be the beneficial owner of 5% or more of our outstanding ordinary shares.  None of our major shareholders has any different voting rights than any other shareholder.

	Shares Beneficially Owned
Name and Address	Number	Percent(1)
Bank Hapoalim Funds 65 Yehuda Halevi Street Tel Aviv 65227, Israel (2)	1,191,911	6.3%

(1)          Based upon 18,938,992 ordinary shares issued and outstanding on June 11, 2005.

(2)          Based upon the information contained in a report filed with the Tel Aviv Stock Exchange on June 11, 2005 by Bank Hapoalim pursuant to Israeli law with respect to the aggregate holdings of various of its affiliated mutual funds and provident funds.  The method used to compute holdings under Israeli law does not necessarily bear the same result as the method used to compute beneficial ownership under SEC rules and regulations.

As of June 16, 2005, we had 80 ADS holders of record in the United States, holding approximately 55.1% of our outstanding ordinary shares, as reported by The Bank of New York, the depositary for our ADSs.

As of June 9, 2005, Bank Leumi holds 875,174, or 4.6%, of our ordinary shares. This information is based upon a report provided to us by Bank Leumi pursuant to Israeli law with respect to the aggregate holdings of various of its affiliated mutual funds and provident funds.  As of March 31, 2004, Bank Leumi reported that it held 1,271,000, or 7.3%, of our ordinary shares. The method used to compute holdings under Israeli law does not necessarily bear the same result as the method used to compute beneficial ownership under SEC rules and regulations.

Between April 28, 2004 and June 2, 2005, Thales S.A. sold 762,025 ordinary shares. Consequently, Thales SA now holds less than 5% of our ordinary shares.  This information is based upon the information contained in an amendment to Schedule 13D filed with the SEC on June 3, 2005 by Thales SA.

To our knowledge, we are not directly or indirectly owned or controlled by another corporation or by any foreign government and there are no arrangements that might result in a change in control of our company.

Related Party Transactions

None.

Registration Rights Agreement

In November 2002, we consummated an agreement to acquire certain assets and liabilities of Thales Contact Solutions (or TCS), a developer of customer-facing technology for public safety, financial trading and customer contact centers, based in the United Kingdom.  TCS was a unit of Thales Group, one of Europe’s premier electronics companies. In connection with the acquisition, we issued 2,187,500 ordinary shares to the Thales Group.  In November 2, 2002, we entered into a Registration Rights Agreement with Thales SA relating to the 2,187,500 ordinary shares issued to the Thales Group.  Pursuant to the agreement, we filed under the Securities Act of 1933 a registration statement covering the offer and sale of the ordinary shares, which was declared effective on January 9, 2004. For a discussion of the TCS acquisition, please see “Item 5, Operating and Financial Review.”

Interests of Experts and Counsel

Not applicable.

Item 8.   Financial Information.

Consolidated Statements and Other Financial Information.

See Item 18, “Financial Statements”.

Legal Proceedings

We are not involved in any legal proceedings that we believe, individually or in the aggregate, will have a material adverse effect on our business, financial condition or results of operation, except as noted below.

CipherActive Lawsuit

On October 19, 2004, CipherActive filed an action against us in the District Court of Tel Aviv. In this lawsuit, CipherActive claims that under a development agreement with us, it is entitled to receive license fees in respect of certain software that it allegedly developed for us and which has been embedded in one of our products. CipherActive claims that it is entitled to license fees in an amount of $600,000, in addition to the amount of $100,000 already paid to CipherActive by us in respect of such license fees. In our statement of defense we claim that the software developed by CipherActive under the agreement has not been successful in the market, is no longer embedded in our product and, therefore, CipherActive is not entitled to any additional license fees.

Witness Patent Infringement Lawsuits

On July 20, 2004, STS Software System Ltd., a wholly owned subsidiary of ours, filed a lawsuit against Witness Systems, Inc. in the United States District Court for Southern District of New York claiming that Witness Systems is infringing our U.S. patent entitled “Communication Management System for Computer Network-Based Telephones”.  The action was subsequently transferred to the Northern District of Georgia.  In this lawsuit, we claim that Witness Systems infringes our VoIP patent by marketing and selling products that incorporate methods of detecting, monitoring and recording information – all fully protected by our patent.  We are seeking an injunction to prevent Witness Systems from making, using, or offering to sell or selling any product in the United States which infringes this patent.  The case is currently in the preliminary stages of discovery.

On August 30, 2004, Witness Systems filed a lawsuit in the United States District Court for the Northern District of Georgia against Nice Systems, Inc., a wholly owned subsidiary of ours, alleging infringement of two U.S. patent numbers entitled “Method and Apparatus for Simultaneously Monitoring Computer User Screen and Telephone Activity from a Remote

Location.” On February 24, 2005, Witness Systems filed a similar action in the Northern District of Georgia against Nice Systems Ltd. alleging infringement of the same two patents.  The two actions were consolidated in March 2005.  Witness Systems is seeking unspecified damages and injunctive relief.  We have denied infringing either of these patents and are vigorously defending the actions.

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

The complaint in each action alleged that we and the individual defendants violated Section 10(b) of the Exchange Act, 15 U.S.C. § 78j(b), and Rule 10b-5 promulgated thereunder.  The plaintiffs also attempted to state a “control person” claim against several of the individual defendants under Section 20(a) of the Exchange Act, 15 U.S.C. § 78t(a).  While there were differences among the fourteen complaints, the plaintiffs essentially contended that we and the individual defendants misrepresented to investors, either affirmatively or through omissions, our financial results and the value of our securities.  The plaintiffs sought damages in an unspecified amount.  The plaintiffs in each such action sought to represent a class of investors in our securities throughout a specified period, approximately from February 2000 to February 2001.

On April 11, 2001, we and several of the individual defendants successfully moved to consolidate the various actions under the caption “In re: Nice Systems Ltd. Securities Litigation,” Master File No. 01-CV-00737 (JAG), and to establish a schedule for the filing by plaintiffs of an amended consolidated complaint and our and the individual defendants’ response to such complaint.

By Order dated May 21, 2001, a group of plaintiffs were appointed  “Lead Plaintiffs” pursuant to the Private Securities Litigation Reform Act of 1995, 15 U.S.C. § 78u-4(a)(3)(B).  On August 20, 2001, the Lead Plaintiffs filed and served a Consolidated Amended Class Action Complaint, purporting to bring their securities claims on behalf of a class of persons who purchased our ADSs between November 3, 1999, and February 7, 2001.  On October 22, 2001, we and the individual defendants moved to dismiss the consolidated complaint in its entirety, for failure to state a claim upon which relief could be granted, for failure to plead fraud with the requisite particularity, and on grounds of forum non conveniens in favor of proceedings in Israel.  Briefing on that motion was completed on December 27, 2001.

Before that motion was decided by the Court, the parties to the litigation entered into a settlement of the claim, without any admission of liability or wrongdoing on our part, in the amount of ten million dollars, including attorneys’ fees.  We received the funds for this settlement through our directors and officers insurance policy.

Because the action was brought as a class action, the settlement was subject to court approval.  By Order dated April 7, 2003, the settlement was approved by the United States District Court for the District of New Jersey, over the objections of two shareholders.  On April 30, 2003, one of those shareholders, James J. Hayes, appealed from that Order to the United Stated Court of Appeals for the Third Circuit.  Objector Hayes also later appealed from the District Court’s subsequent refusal to reconsider its decision approving the settlement.

In a single opinion dated February 9, 2004, the Court of Appeals for the Third Circuit rejected both appeals of Objector Hayes, by affirming the decision of the District Court approving the settlement and its subsequent refusal to reconsider that determination.

On February 23, 2004, Objector Hayes petitioned the Court of Appeals for the Third Circuit to reconsider its February 9 decision. That Petition was denied by the Third Circuit on March 17, 2004.

On June 7, 2004, Objector Hayes filed with the Supreme Court of the United States a Petition for a Writ of Certiorari, asking the Supreme Court to review the determinations of the Court of Appeals for the Third Circuit. The Supreme Court denied that Petition on October 4, 2004.

On November 29, 2004, Objector Hayes filed before the Supreme Court a Petition for Rehearing. That Petition was denied on January 10, 2005.

Evesham School District Investigation

The U.S. Consumer Product Safety Commission has brought to our attention and provided us an opportunity to comment on an alleged incident of a fire allegedly involving a NICE product used in a school building in the Evesham New Jersey School District. We have retained special counsel and engineering consultants and are investigating this matter. We believe that, based on the facts known at present, it is not expected this matter will result in any regulatory action.

Dividends

Since our initial public offering on Nasdaq in 1996, we have not declared or paid dividends on our ordinary shares.  We intend to retain our earnings for future growth and therefore do not anticipate paying any cash dividends in the foreseeable future.

Significant Changes

Please see the descriptions of significant changes that occurred in 2005 under the subheadings “—Dictaphone Acquisition”, “—TCS Acquisition” and “—Sale of Comint/DF Business to Elta” below under the heading “Additional Information—Material Contracts”.

Item 9.   The Offer and Listing.

Trading in the ADSs

Our American Depositary Shares, or ADSs, have been quoted on The Nasdaq National Market under the symbol “NICEV” from our initial public offering in January 1996 until April 7, 1999, and thereafter under the symbol “NICE.”  Prior to that time, there was no public market for our ordinary shares in the United States.  Each ADS represents one ordinary share. The following table sets forth, for the periods indicated, the high and low last reported closing prices for our ADSs.

	ADSs
	High	Low
Annual

2000	$99.00	$17.50
2001	27.75	8.88
2002	17.04	6.70
2003	25.35	8.34
2004	31.39	17.88

Quarterly 2003

First Quarter	$11.13	$8.34
Second Quarter	15.19	11.10
Third Quarter	19.640	14.20
Fourth Quarter	25.35	19.01

Quarterly 2004

First Quarter	$29.88	$22.56
Second Quarter	25.75	21.16
Third Quarter	23.38	17.88
Fourth Quarter	31.39	21.04

	ADSs
	High	Low
Monthly

December 2004	$31.39	$27.27
January 2005	31.52	29.66
February 2005	34.28	30.35
March 2005	35.03	32.22
April 2005	37.08	30.57
May 2005	39.85	35.98

On June 27, 2005, the last reported sale price of our ADSs was $38.1 per ADS.

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

	Ordinary Shares
	High		Low
	NIS	$	NIS	$
Annual

2000	388.00	95.10	79.50	19.49
2001	97.90	23.68	39.19	9.27
2002	75.50	16.81	32.02	6.63
2003	113.30	25.04	37.96	8.01
2004	137.70	31.10	79.51	17.52

Quarterly 2003
First Quarter	52.80	11.12	37.96	8.01
Second Quarter	67.40	15.56	51.70	11.28
Third Quarter	90.20	20.25	62.70	14.15
Fourth Quarter	113.30	25.04	84.80	19.17

	Ordinary Shares
	High		Low
	NIS	$	NIS	$

Quarterly 2004
First Quarter	137.70	31.10	100.80	22.36
Second Quarter	117.90	25.99	97.56	21.43
Third Quarter	107.10	23.90	79.51	17.52
Fourth Quarter	131.90	30.40	92.79	20.74

Monthly
December 2004	131.90	30.40	117.40	27.03
January 2005	139.50	31.72	130.40	29.56
February 2005	148.40	34.01	135.00	30.85
March 2005	151.30	34.90	142.00	32.60
April 2005	160.30	36.56	135.40	30.96
May 2005	172.60	39.42	155.90	35.68

As of June 27, 2005, the last reported price of our ordinary shares on the TASE was NIS 170.60 (or $37.57) per share.

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

Directors

Our articles of association provide that the number of directors serving on the board shall be not less than three but shall not exceed thirteen. Our directors, other than outside directors, are elected at the annual shareholders meeting to serve until the next annual meeting or until their earlier death, resignation, bankruptcy, incapacity or removal by resolution of the general shareholders meeting. Directors may be re-elected at each annual shareholders meeting. The board may appoint additional directors (whether to fill a vacancy or create new directorship) to serve until the next annual shareholders meeting, provided, however, that the board shall have no obligation to fill any vacancy unless the number of directors is less than three. Our officers serve at the discretion of the board.

The board of directors may meet and adjourn its meetings according to the Company’s needs but at least once every three months.  A meeting of the board may be called at the request of each director. The quorum required for a meeting of the board consists of a majority of directors. The adoption of a resolution by the board requires approval by a simple majority of the directors present at a meeting in which such resolution is proposed. In lieu of a board meeting, a resolution may be adopted if all of the directors lawfully entitled to vote thereon consent in writing.

Subject to the Companies law, the board may appoint a committee of the board and delegate to such committee all or any of the powers of the board, as it deems appropriate. Under the Companies Law the board of directors must appoint an internal audit committee, comprised of at least three directors and including both of the external directors. The function of the internal audit committee is to review irregularities in the management of the Company’s business and recommend remedial measures. The committee is also required, under the Companies Law to approve certain related party transactions. Notwithstanding the foregoing, the board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees. The board has appointed an internal audit committee which has three members, an audit committee which currently has four members and a compensation committee which has four members.

Fiduciary Duties of Officers

The Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company.  An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty.  The duty of loyalty includes avoiding any conflict of interest between the office holder’s position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder.

Approval of Certain Transactions

Under the Companies Law, all arrangements as to compensation of office holders who are not directors, or controlling parties, require approval of the board of directors.  Arrangements regarding the compensation of directors also require internal audit committee and shareholder approval.

The Companies Law requires that an office holder of the company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company.  In addition, if the transaction is an extraordinary transaction as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing.  In addition, the office holder must also disclose any interest held by any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction other than in the ordinary course of business, otherwise than on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

In the case of a transaction which is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only board approval is required unless the articles of association of the company provide otherwise. The transaction must not be adverse to the company’s interest.  Furthermore, if the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the articles of association, it also must be approved by the company’s audit committee and then by the board of directors, and, under certain circumstances, by a meeting of the shareholders of the company.  An office holder who has a personal interest in an extraordinary transaction that is considered at a meeting of the board of directors or the audit committee may not be present at the deliberations or vote on this matter. If a majority of the directors has a personal interest in an extraordinary transaction with the Company, shareholder approval of the transaction is required.

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

In addition, under the Companies Law, a private placement of securities requires approval by the board of directors and the shareholders of the company if it will cause a person to become a controlling shareholder or if:

•      the securities issued amount to twenty percent or more of the company’s outstanding voting rights before the issuance;

•      some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

•      the transaction will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital or voting rights or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company’s outstanding share capital or voting rights.

According to the Company’s Articles of Association certain resolutions, such as resolutions regarding mergers, and windings up, require approval of the holders of 75% of the shares represented at the meeting and voting thereon.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to act in good faith towards the Company and other shareholders and to refrain from abusing his or her power in the company including, among other things, voting in a general meeting of shareholders on the following matters:

•      any amendment to the articles of association;

•      an increase of the company’s authorized share capital;

•      a merger; or

•      approval of interested party transactions which require shareholder approval.

In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company’s articles of association, has the power to appoint or prevent the appointment of an office holder in the company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty but provides that a breach of his duty is tantamount to a breach of fiduciary duty of an officer of the Company.

Exemption, Insurance and Indemnification of Directors and Officers

Exemption of Office Holders

Under the Companies Law, an Israeli company may not exempt an office holder from liability for breach of his duty of loyalty, but may exempt in advance an office holder from liability to the company, in whole or in part, for a breach of his duty of care (except in connection with distributions), provided the articles of association of the company allow it to do so.  Our articles of association do not allow us to do so.

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

Indemnification of Office Holders

Our Articles of Association provide that we may indemnify an office holder against:

•                  a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court concerning an act performed in his capacity as an office holder, and

•                  reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him by a court, in proceedings instituted against him by or on our behalf or by another person, or in a criminal charge from which he was acquitted, or a criminal charge in which he was convicted for a criminal offense that does not require proof of intent, in each case relating to an act performed in his capacity as an office holder.

The Companies Law was recently amended to also permit indemnification of reasonable litigation expenses, including attorneys’ fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or

(B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent. We intend to amend or Articles of Association accordingly.

Our Articles of Association also include provisions:

•                  authorizing us to grant an undertaking to indemnify an office holder, provided that the undertaking is limited to types of events which our board of directors deems to be foreseeable at the time of the undertaking and limited to an amount determined by our board of directors to be reasonable under the circumstances and provided that the total amount of indemnification for all persons we have agreed to indemnify in such circumstances does not exceed, in the aggregate twenty-five percent (25%) of our shareholders’ equity at the time of the actual indemnification; and

•                  authorizing us to retroactively indemnify an office holder.

The recent amendment to the Companies Law imposes similar conditions only on undertakings to indemnify an office holder for financial liabilities imposed by judgments but not for litigation expenses.  Such an undertaking would be permitted if it is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or criterion that our board of directors determines to be reasonable under the circumstances.  We intend to amend or Articles of Association accordingly.

We have undertaken to indemnify our directors and officers pursuant to applicable law and intend to amend such undertakings in accordance with the recent amendment to the Companies Law. We have obtained directors and officers liability insurance for the benefit of our office holders.

Limitations on Exemption, Insurance and Indemnification

The Companies Law provides that a company may not exempt or indemnify an office holder, or enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

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

Rights of Ordinary Shares

Our Ordinary Shares confer upon our shareholders the right to receive notices of, and to attend, shareholder meetings, the right to one vote per Ordinary Share at all shareholders’ meetings for all purposes, and to share equally, on a per share basis, in such dividends as may be declared by our Board of Directors; and upon liquidation or dissolution, the right to participate in the distribution of any surplus assets of the Company legally available for distribution to shareholders after payment of all debts and other liabilities of the Company.  All Ordinary Shares rank pari passu in all respects with each other.  Our Board of Directors may, from time to time, make such calls as it may think fit upon a shareholder in respect of any sum unpaid in respect of shares held by such shareholder which is not payable at a fixed time, and each shareholder shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable in installments).

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

Mergers and Acquisitions

A merger of the Company shall require the approval of the holders of a majority of seventy five percent (75%) of the voting power represented at the annual or special general meeting in person or by proxy or by written ballot, as shall be permitted, and voting thereon in accordance with the provisions of the Companies Law. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger.  In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite proposal for the merger has been filed by each party with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each party.

The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder in the company.  An acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company and there is no existing 45% or greater shareholder in the company.  These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a 25% shareholder of the company and resulted in the acquirer becoming a 25% shareholder of the company or (iii) was from a 45% shareholder of the company and resulted in the acquirer becoming a 45% shareholder of the company.  The tender offer must be extended to all shareholders, but the offerer is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders.  The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offerer and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If as a result of an acquisition of shares the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares.  If as a result of a full the tender offer the acquirer would own more than 95% of the outstanding shares, then all the shares that the acquirer offered to purchase will be transferred to it. The law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer.  If as a result of a full tender offer the acquirer would own 95% or less of the outstanding shares, then the acquirer may not acquire shares that will cause his shareholding to exceed 90% of the outstanding shares.

Material Contracts

Settlement Agreement with Dictaphone

In June 2000, Dictaphone Corporation, one of our competitors, filed a patent infringement claim relating to certain technology embedded in some of our products.  The claim was for damages for past infringement and enjoinment of any continued infringement of Dictaphone patents.  On December 11, 2003, we agreed with Dictaphone to dismiss all claims and counterclaims in connection with Dictaphone’s patent infringement claim against us. Under the terms of the settlement we are required to pay Dictaphone $10 million, of which approximately $4.8 million was paid by our insurance carrier in December 2003 and the balance was paid by us, except for the final installment in the amount of $333,335.  This amount is required to be paid by us by June 30, 2005, subject to certain events which could result in a reduced payment by us. Each of the companies will grant the other a worldwide, royalty-free, perpetual license to certain of their respective patents including the disputed patents. The two companies further agreed to enter into enforcement proceedings with respect to both companies’ patent portfolios and to share any proceeds from these actions.

Dictaphone Acquisition

On June 1, 2005, we consummated an agreement to acquire the assets and assume certain liabilities of Dictaphone’s Communications Recording Systems (CRS™) business for approximately $38.5 million. Dictaphone’s CRS business is a leading provider of liability and quality management systems for first responders, critical facilities, contact centers and financial trading floors.

Among the assets we acquired in the transaction is all of Dictaphone’s rights to receive any damage award or other economic benefit with respect to a violation of any of the rights related to the intellectual property of Dictaphone’s CRS business arising prior to the closing of the transaction.

TCS Acquisition

In November 2002, we consummated an agreement to acquire certain assets and liabilities of Thales Contact Solutions (or TCS), a developer of customer-facing technology for public safety, financial trading and customer contact centers, based in the United Kingdom.  TCS was a unit of Thales Group, one of Europe’s premier electronics companies. In connection with the acquisition, we paid an initial $29.9 million in cash and issued 2,187,500 ordinary shares to Thales Group at a fair market value of $18.1 million calculated at the date of closing.  As of June 2, 2005, Thales Group holds approximately 4.6% of our outstanding shares. In June 2005, Mr. Timothy Robinson, one of the two Thales executives who were elected to our Board of Directors in November 2002, resigned from our Board.  The acquisition agreement requires one nominee of Thales to resign upon the sale of more than half of the shares issued to Thales in the acquisition.

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

Also under the terms of the agreement, contingent cash payments of up to $10 million in 2003, $7.5 million in 2004, and $7.5 million in 2005 would be due if certain financial performance criteria are met as part of a three-year earn-out provision related to the sale of a particular product in 2002 through 2004. The relevant criteria were not met and, therefore, no contingent payments will be made under the agreement.

Under the terms of the agreement, the cash portion of the purchase price was subject to adjustment mechanisms and indemnities related to the assets sold to us. On September 8, 2004, we notified Thales of claims in respect of such price adjustment mechanisms, mainly relating to uncollected receivables and inventory. NICE and Thales signed a settlement agreement in respect of such claims on February 24, 2005, according to which Thales paid us a total indemnity amount of $2.6 million.

Sale of Comint/DF Business to Elta

On March 31, 2004, we sold the net assets of our COMINT/DF military-related business to ELTA Systems Ltd (“ELTA”) for $4 million in cash. The net assets sold include the intellectual property, fixed assets, inventory, and contracts related to the COMINT/DF product line which includes high performance spectral surveillance and direction finding systems that detect, identify, locate, monitor and record transmission sources. The COMINT/DF business is therefore treated as a discontinued operation in our financial statements.

In 2002, 2003 and 2004, the COMINT/DF business generated revenues of approximately $7.2 million, $6.5 million and $0.8 million, respectively, and net income of approximately $1.4 million, $1.5 million and $3.2 million (including gain on disposition), respectively.

Exchange Controls

Holders of ADSs are able to convert dividends and liquidation distributions into freely repatriable non-Israeli currencies at the rate of exchange prevailing at the time of repatriation, pursuant to regulations issued under the Currency Control Law, 5738–1978, provided that Israeli income tax has been withheld by us with respect to amounts that are being repatriated to the extent applicable or an exemption has been obtained.

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

Israeli Tax Considerations

The following is a summary of the principal tax laws applicable to companies in Israel, with special reference to their effect on us. The following contains a discussion of the material Israeli tax consequences to purchasers of our ordinary shares or ADSs.  To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts.  The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. For a discussion of certain Israeli government programs benefiting various Israeli businesses, including us, please see “Item 5, Operating and Financial Review and Prospects.”

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax on taxable income at the rate of 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter, and are subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003.  However, the effective tax rate payable by a company that derives income from an Approved Enterprise may be considerably less. See “Item 5, Operating and Financial Review and Prospects” for a discussion regarding our Approved Enterprise programs.

The Israeli Ministry of Finance recently published a memorandum proposing an amendment to the Israeli Tax Ordinance [New Version], 1961 (“Tax Ordinance”), under which the corporate tax rate will be gradually reduced to 25%, as follows: 31% for the 2006 tax year; 29% for the 2007 tax year; 27% for the 2008 tax year; 26% for the 2009 tax year; and 25% for the 2010 tax year and thereafter. In order to enact such proposal as legislation, it must be approved by the Israeli parliament and published. Because we cannot predict whether, and to what extent, such proposal will eventually be enacted into law, we face uncertainties as to the potential consequences of such proposal.

Stamp Duty

The Israeli Stamp Duty on Documents Law, 1961 (the “Stamp Duty Law”), provides that any document (or part thereof) that is signed in Israel or that is signed outside of Israel and refers to an asset or other thing in Israel or to an action that is executed or will be executed in Israel, is subject to a stamp duty, generally at a rate of between 0.4% and 1% of the value of the subject matter of such document. De facto, it has been common practice in Israel not to pay such stamp duty unless a document is filed with a governmental authority. An amendment to the Stamp Duty Law that came into effect on June 1, 2003, determines, among other things, that stamp duty on most agreements shall be paid by the parties that signed such agreement, jointly or severally, or by the party that undertook under such agreement to pay the stamp duty. As a result of the aforementioned amendment to the Stamp Duty Law, the Israeli tax authorities have approached many companies in Israel and requested disclosure of all agreements signed by such companies after June 1, 2003, with the aim of collecting stamp duty on such agreements. The legitimacy of the aforementioned amendment to the Stamp Duty Law and of said actions by the Israeli tax authorities are currently under review by the Israeli High Court of Justice.

Based on advice from our Israeli counsel, we believe that we may only be required to pay stamp duty on documents signed on or after August 2004. However, we cannot give any assurance that the tax authorities or the courts will accept such view. Although at this stage it is not yet possible to evaluate the effect, if any, on us of the amendment to the Stamp Duty Law, the same could materially adversely affect our results of operations in the future.

In January 2005, an order was signed in accordance with which the said requirement to pay stamp duty is cancelled with effect from January 1, 2008. Furthermore, pursuant to such order, as of January 1, 2005, stamp duty is no longer chargeable on, among others, loan agreements.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under specified conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred.  These expenses must relate to scientific research and development projects and must be approved by the relevant Israeli government ministry, determined by the field of research, and the research and development must be for the promotion of the company and carried out by or on behalf of the company seeking such deduction. However, the amount of such deductible expenses shall be reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects.  Expenditures not so approved are deductible over a three-year period.

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

Under the Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”), Industrial Companies (as defined below) are entitled to the following tax benefits, among others:

•                  deductions over an eight-year period for purchases of know-how and patents;

•                  deductions over a three-year period of expenses involved with the issuance and listing of shares on the Tel Aviv Stock Exchange or, on or after January 1, 2003, on a recognized stock market outside of Israel;

•                  the right to elect, under specified conditions, to file a consolidated tax return with other related Israeli Industrial Companies; and

•                  accelerated depreciation rates on equipment and buildings.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.  Under the Industry Encouragement Law, an “Industrial Company” is defined as a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from government loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it.  An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity. We believe that we currently qualify as an Industrial Company within the definition of the Industry Encouragement Law.  No assurance can be given that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Special Provisions Relating to Taxation Under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation.  The Inflationary Adjustments Law is highly complex.  The features that are material to us can be described as follows:

•                  When the value of a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of Fixed Assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the product of the excess multiplied by the applicable annual rate of inflation.  The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the increase in the consumer price index.

•                  If the depreciated cost of Fixed Assets exceeds a company’s equity, then the product of such excess multiplied by the applicable annual rate of inflation is added to taxable income.

•                  Subject to certain limitations, depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

•                  Taxable gains on certain listed securities (which are currently taxed at a reduced tax rate with respect to individuals) are taxable at the Corporate Tax rate in certain circumstances.

However, the Minister of Finance may, with the approval of the Knesset Finance Committee, determine by order, during a certain fiscal year (or until February 28th of the following year) in which the rate of increase of the price index would not exceed or shall not have exceeded, as applicable, 3%, that all or some of the provisions of this Law shall not apply to such fiscal year, or, that the rate of increase of the price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination.

The Tax Ordinance and regulations promulgated thereunder allow “Foreign-Invested Companies,” which maintain their accounts in U.S. dollars in compliance with the regulations published by the Israeli Minister of Finance, to base their tax returns on their operating results as reflected in the dollar financials statements or to adjust their tax returns based on exchange rate changes rather than changes in the Israeli consumer price index, in lieu of the principles set forth by the Inflationary Adjustments Law. For these purposes, a Foreign-Invested Company is a company, more than 25% of whose share capital, in terms of rights to profits, voting and appointment of directors, and of whose combined share and loan capital is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the dollar exchange rate cannot change that election for a period of three years following the election. We believe that we qualify as a Foreign Investment Company within the meaning of the Inflationary Adjustments Law. For the time being we have elected to measure our results for tax purposes based on the U.S. dollar exchange rate.

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain, which is equivalent to the increase of the relevant asset’s purchase price, which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Generally, capital gains tax is imposed on Israeli resident individuals at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in, among others, (i) Israeli companies publicly traded on Nasdaq or on a recognized stock market in a country that has a treaty for the preventions of double taxation with Israel, or (ii) companies dually traded on both the Tel Aviv Stock Exchange and Nasdaq or a recognized stock market outside of Israel (such as NICE). This tax rate is contingent upon the shareholders not claiming a deduction for financing expenses in connection with such shares (in which case the gain will generally be taxed at a rate of 25%), and does not apply to: (i) the sale of shares by dealers in securities; (ii) the sale of shares by shareholders that report in accordance with the Income Tax Law (Inflationary Adjustments), 1985, referred to as the Inflationary Adjustments Law (that will generally be taxed at Corporate Tax rates for corporations and at marginal tax rates for individuals); or (iii) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003, will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

According to the aforementioned memorandum proposing an amendment of the Tax Ordinance, it is proposed to reduce the aforementioned tax rate, commencing on January 1, 2006, to 20% for individuals, excluding with respect to a shareholder holding more than 10% of the outstanding share capital of the company who shall continue to be subject to a 25% tax rate.

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE provided such gains did not derive from a permanent establishment of such shareholders in Israel, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock market outside of Israel, provided such shareholders did not acquire their shares prior to the issuer’s initial public offering and that the gains did not derive from a permanent establishment of such shareholders in Israel and that such shareholders are not subject to the Inflationary Adjustment Law. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Taxation of Non-Residents

Individuals who are non-residents of Israel are subject to income tax on income derived or accrued from sources in Israel. Dividend distributions, other than bonus shares (share dividends) or stock dividends, are subject to a 25% withholding tax (15% in the case of dividends distributed from taxable income derived from an Approved Enterprise), unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. The withheld tax is the final tax in Israel on dividends paid to non-residents. See “—U.S.-Israel Tax Treaty.”

The aforementioned memorandum proposing an amendment of the Tax Ordinance, proposes to reduce the tax rate applicable to distributions of dividends to a rate of 20% for individuals, excluding a shareholder holding more than 10% of the outstanding share capital of the distributing company who shall continue to be subject to a 25% tax rate on such distributions.

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

U.S.-Israel Tax Treaty

Pursuant to the U.S.-Israel Tax Treaty, which became effective as of January 1, 1995, the sale, exchange or disposition of ADSs by a person who qualifies as a resident of the United States within the meaning of, and who is entitled to claim the benefits afforded to such resident by, the U.S.-Israel Tax Treaty (“Treaty U.S. Resident”) will generally not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment of such Treaty U.S. Resident in Israel. A sale, exchange or disposition of ADSs by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of the voting power of NICE at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, the gain would be treated as foreign source income for United States foreign tax credit purposes and such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the United States income tax imposed on such sale, exchange or disposition, subject to the limitations under the United States federal income tax laws applicable to foreign tax credits.

Under the U.S.-Israel Treaty, the maximum Israeli withholding tax on dividends paid by us is 25%. Dividends of an Israeli company derived from income of an Approved Enterprise are subject to a 15% withholding tax under Israeli law. The U.S.-Israel Tax Treaty further provides for a 12.5% Israeli dividend withholding tax on dividends paid by an Israeli company to a United States corporation owning at least 10% or more of such Israeli company’s issued voting power for, in general, the part of the tax year which precedes the date of payment of the dividend and the entire preceding tax year, provided such United States corporation meets certain limitations concerning the amount of its dividend and interest income. The lower 12.5% rate applies only to dividends from income not derived from an Approved Enterprise in the applicable period and does not apply if the company has certain amounts (25%) of passive income. See “—Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders.”

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

Taxation of Dividends

Subject to the discussion below under “passive foreign investment companies,” the gross amount of any distributions that you receive with respect to ADSs, including the amount of any

Israeli taxes withheld from these distributions, will constitute dividends for U.S. Federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. Federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income on the date such dividend is actually or constructively received. Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ADSs and, to the extent in excess of your tax basis, will be treated as capital gain. See “—Dispositions of ADSs” below for the discussion on the taxation of capital gains. Dividends generally will not qualify for the dividends-received deduction available to corporations.

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

Dispositions of ADSs

If you sell or otherwise dispose of your ADSs, you will recognize gain or loss for U.S. Federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in your ADSs. Subject to the discussion below under the heading ‘‘—Passive Foreign Investment Companies,’’ such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you had held the ADSs for more than one year at the time of the sale or other disposition. Long-term capital gains realized by individual U.S. Holders generally are subject to a lower marginal U.S. federal income tax rate than ordinary income.  Under most circumstances, any gain that you recognize on the sale or other disposition of ADSs will be U.S.-source for purposes of the foreign tax credit limitation; and losses recognized will be allocated against U.S. source income.

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

Based on our income, assets and activities for the year 2004, we believe that we were not a PFIC for that year, nor do we expect to become a PFIC in the foreseeable future.  However, there can be no assurances that we will not be treated as a PFIC for that year or any taxable year.  If we are or become a PFIC for any taxable year included in your holding period, we generally will remain a PFIC for all subsequent taxable years with respect to your holding of our ADSs.

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

Documents on Display

We are subject to certain of the information reporting requirements of the Securities and Exchange Act of 1934, as amended.  We, as a “foreign private issuer” are exempt from the rules and regulations under the Securities Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Securities Exchange Act, with respect to their purchase and sale of our shares.  In addition, we are not required to file reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act. However, we will file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm.  We will also furnish quarterly reports on Form 6-K containing unaudited financial information after the end of each of the first three quarters.

You may read and copy any document we file with the SEC at its public reference facilities at, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511.  You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.  The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.  The address of this web site is http://www.sec.gov.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.  In addition, our ADSs are quoted on the Nasdaq Stock Market, so our reports and other information can be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

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

Interest Rate Risk. We invest in investment-grade U.S. corporate bonds and dollar deposits with FDIC-insured US banks.  At least 80% of our securities investments are in corporate and US government agency bonds. Since these investments carry fixed interest rates and since our policy and practice is to hold these investments to maturity, interest income over the holding period is not sensitive to changes in interest rates.  Up to 20% of our investment portfolio may be made in investment grade Callable Range Accrual Notes whose principal is guaranteed.  As of December 31, 2004, 10% of our investment portfolio was in such Notes.  The Notes are subject to interest rate, liquidity and price risks.  Since our policy is to hold these investments to maturity or until called, the interest income from these notes will not be effected by changes in their market value or to liquidity risk.  However, a significant increase in prevailing interest rates may effect whether or not interest income is received for a particular period.  As of December 31 2004, 10% of our investment portfolio is invested in auction rate securities. Since our policy is to hold these auction rate securities until their interest reset date, we face potential capital loss if interest in the market rises dramatically during the holding period (up to 28 days).

Other risks and uncertainties that could affect actual results and outcomes are described in Item 3 of this Report under “Risk Factors.”

Item 12.                       Description of Securities Other than Equity Securities.

Not Applicable.

PART II

Item 13.                       Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.                       Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.                       Controls and Procedures.

An evaluation was performed under the supervision and with the participation NICE’s management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the NICE’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended) as of the end of the period covered by this report.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective. There has been no change in NICE’s internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the NICE’s internal control over financial reporting.

Item 16A.              Audit Committee Financial Expert.

Our board of directors has determined that Dan Falk meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K.

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

Item 16C.              Principal Accountant Fees and Services.

Fees Paid to Independent Auditors

Ernst & Young, has served as our independent auditor for the fiscal years ended December 31, 2003 and 2004. Fees billed or expected to be billed by Ernst & Young for professional services for each of the last two fiscal years were as follows:

Services Rendered	2003 Fees	2004 Fees
Audit (1)	$557,000	$495,000
Audit-related (2)	64,000	54,000
Tax (3)	79,000	207,000
Total	$700,000	$756,000

(1)

Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)

Audit-related fees relate to assurance and associated services that traditionally are performed by the independent auditor, including: accounting consultation and consultation concerning financial accounting, reporting standards and government approvals.

(3)	Tax fees relate to tax compliance, planning, advice and transfer price study.

Policies and Procedures

Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm, Ernst & Young. The policy generally requires the Audit Committee’s approval of the scope of the engagement of our independent auditor or on an individual basis. The policy prohibits retention of the independent auditors to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public auditors.

Item 16D.              Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.                Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

In 2004, we did not purchase any of our own shares.

PART III

Item 17.                       Financial Statements.

Not Applicable.

Item 18.                       Financial Statements.

See pages F-1 through F-39, incorporated herein by reference.

Item 19.                       Exhibits.

Exhibit No.	Description

1.1

Memorandum of Association of NICE-Systems Ltd. (together with an English translation thereof) (filed as Exhibit 3.1 to NICE-Systems Ltd.’s Registration Statement on Form F-1 (Registration No. 333-99640) filed with the Commission on November 21, 1995, and incorporated herein by reference).

1.2

Articles of Association of NICE-Systems Ltd. approved by the Annual General Meeting of the Company’s shareholders held on December 24, 2002 (filed as Exhibit 1.2 to NICE-Systems Ltd.’s Annual Report on Form 20-F filed with the Commission on June 26, 2003, and incorporated herein by reference).

2.1

Form of Share Certificate (filed as Exhibit 4.1 to Amendment No. 1 to NICE-Systems Ltd.’s Registration Statement on Form F-1 (Registration No. 333-99640) filed with the Commission on December 29, 1995, and incorporated herein by reference).

2.2

Form of Deposit Agreement including Form of ADR Certificate (filed as Exhibit A to NICE-Systems Ltd.’s Registration Statement on Form F-6 (Registration No. 333-13518) filed with the Commission on May 17, 2001, and incorporated herein by reference).

4.3

Sales and Purchase Agreement dated July 30, 2002 by and among NICE-Systems Ltd, NICE CTI Systems UK Ltd., NICE Systems SARL, NICE Systems GmbH, NICE Systems, Inc. and Thales SA. (filed as Exhibit 4.3 to NICE-Systems Ltd.’s Annual Report on Form 20-F filed with the Commission on June 26, 2003, and incorporated herein by reference).

4.4

Registration Rights Agreement between NICE-Systems Ltd. and Thales SA. (filed as Exhibit 4.4 to NICE-Systems Ltd.’s Annual Report on Form 20-F filed with the Commission on June 26, 2003, and incorporated herein by reference).

4.5

Manufacturing Outsourcing Agreement between Nice Systems Ltd. dated January 21, 2002 by and among Nice Systems Ltd. and Flextronics Israel Ltd. (filed as Exhibit 4.5 to NICE-Systems Ltd.’s Annual Report on Form 20-F filed with the Commission on June 26, 2003, and incorporated herein by reference).

4.6

Manufacturing Agreement dated November 5,2001 by and among Thales Contact Solutions Ltd. and Instem Technologies Ltd. (filed as Exhibit 4.6 to NICE-Systems Ltd.’s Annual Report on Form 20-F filed with the Commission on June 26, 2003, and incorporated herein by reference).

4.7	Settlement Agreement, dated February 24, 2005, among Thales SA, NICE Systems Ltd., NICE CTI Systems UK Ltd., NICE Systems SARL, NICE Systems GmbH and NICE Systems, Inc.

4.8	Asset Purchase and Sale Agreement, dated as of April 11, 2005, between Dictaphone Corporation and NICE Systems Inc.

4.9	Amendment No. 1, dated as of May 31, 2005, to the Asset Purchase and Sale Agreement, dated as of April 11, 2005, between Dictaphone Corporation and NICE Systems Inc.

8.1	List of significant subsidiaries

10.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global.

12.1	Certification by Haim Shani, the Chief Executive Officer of NICE Systems Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act 2002.

12.2	Certification by Ran Oz, the Chief Financial Officer of NICE Systems Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Haim Shani, the Chief Executive Officer of NICE Systems Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Ran Oz, the Chief Financial Officer of NICE Systems Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

NICE SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of NICE Systems Ltd. (“the Company”) and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2003 and 2004, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 2, 2005	A Member of Ernst & Young Global

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2003	2004
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$29,859	$26,579
Short-term bank deposits	189	175
Marketable securities	17,187	24,348
Trade receivables (net of allowance for doubtful accounts of $2,284 and $2,661 in 2003 and 2004, respectively)	45,973	46,407
Other receivables and prepaid expenses	7,366	7,937
Related party receivables	4,013	—
Inventories	12,634	12,615
Assets of discontinued operation	3,945	652

Total current assets	121,166	118,713

LONG-TERM INVESTMENTS:
Long-term marketable securities	60,034	114,805
Investment in affiliates	1,200	1,200
Severance pay fund	6,155	7,356
Long-term receivables and prepaid expenses	729	854

Total long-term investments	68,118	124,215

PROPERTY AND EQUIPMENT, NET	18,627	16,981

OTHER INTANGIBLE ASSETS, NET	16,193	12,665

GOODWILL	25,311	25,745

Total assets	$249,415	$298,319

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2003	2004
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$15,744	$11,975
Accrued expenses and other liabilities	47,370	55,302
Liabilities of discontinued operation	1,878	8

Total current liabilities	64,992	67,285

LONG-TERM LIABILITIES:
Accrued severance pay	6,925	8,163
Other long-term liabilities	667	—

Total long-term liabilities	7,592	8,163

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Share capital-
Ordinary shares of NIS 1 par value:
Authorized: 50,000,000 shares as of December 31, 2003 and 2004; Issued and outstanding: 16,748,953 and 18,180,260 shares as of December 31, 2003 and 2004, respectively	5,142	5,464
Additional paid-in capital	224,855	244,400
Accumulated other comprehensive income	3,888	5,506
Accumulated deficit	(57,054)	(32,499)

Total shareholders’ equity	176,831	222,871

Total liabilities and shareholders’ equity	$249,415	$298,319

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2002	2003	2004
Revenues:
Products	$127,896	$168,055	$182,616
Services	27,445	56,203	70,027

Total revenues	155,341	224,258	252,643

Cost of revenues:
Products	55,453	64,231	64,432
Services	26,054	42,084	49,876

Total cost of revenues	81,507	106,315	114,308

Gross profit	73,834	117,943	138,335

Operating expenses:
Research and development, net	17,122	22,833	24,866
Selling and marketing	38,743	53,701	62,172
General and administrative	23,806	29,840	31,269
Goodwill impairment	28,260	—	—
Restructuring expenses, in-process research and development write-off, settlement of litigation and other	832	7,082	—

Total operating expenses	108,763	113,456	118,307

Operating income (loss)	(34,929)	4,487	20,028
Financial income, net	3,992	2,034	3,556
Other income (expenses), net	(4,065)	292	54

Income (loss) before taxes on income	(35,002)	6,813	23,638
Taxes on income	350	1,205	2,319

Net income (loss) from continuing operations	(35,352)	5,608	21,319
Net income from discontinued operation	1,370	1,483	3,236

Net income (loss)	$(33,982)	$7,091	$24,555

Net earnings (loss) per share:
Basic:
Continuing operations	$(2.56)	$0.35	$1.22
Discontinued operation	0.10	0.09	0.18

	$(2.46)	$0.44	$1.40
Diluted:
Continuing operations	$(2.56)	$0.33	$1.14
Discontinued operation	0.10	0.09	0.17

Net earnings (loss)	$(2.46)	$0.42	$1.31

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive income (loss)	Accumulated deficit	Total comprehensive income (loss)	Total shareholders’ equity

Balance as of January 1, 2002	$4,398	$192,845	$(24)	$(38)	$(30,163)		$167,018

Issuance of shares of ESPP	28	1,355	—	—	—		1,383
Issuance of shares in respect of the acquisition of CPS	11	458	—	—	—		469
Issuance of shares in respect of the acquisition of TCS	458	17,593	—	—	—		18,051
Issuance of shares in respect of the acquisition of SCI	*) —	29	—	—	—		29
Amortization of deferred stock compensation	—	—	12	—	—		12
Exercise of share options	13	723	—	—	—		736
Comprehensive loss:
Foreign currency translation adjustments	—	—	—	793	—	$793	793
Unrealized gains on derivative instruments, net	—	—	—	27	—	27	27
Net loss	—	—	—	—	(33,982)	(33,982)	(33,982)

Total comprehensive loss						$(33,162)
Balance as of December 31, 2002	4,908	213,003	(12)	782	(64,145)		154,536
Issuance of shares of ESPP	49	1,470	—	—	—		1,519
Amortization of deferred stock compensation	—	—	12	—	—		12
Exercise of share options	185	10,382	—	—	—		10,567
Comprehensive income:
Foreign currency translation adjustments	—	—	—	3,031	—	$3,031	3,031
Unrealized gains on derivative instruments, net	—	—	—	75	—	75	75
Net income	—	—	—	—	7,091	7,091	7,091

Total comprehensive income						$10,197
Balance as of December 31, 2003	5,142	224,855	—	3,888	(57,054)		176,831
Issuance of shares of ESPP	31	2,234	—				2,265
Exercise of share options	291	17,311	—				17,602
Comprehensive income:
Foreign currency translation adjustments	—	—	—	1,617	—	$1,617	1,617
Unrealized gains on derivative instruments, net	—	—	—	1	—	1	1
Net income	—	—	—	—	24,555	24,555	24,555

Total comprehensive income						$26,173
Balance as of December 31, 2004	$5,464	$244,400	$—	$5,506	$(32,499)		$222,871

Accumulated unrealized gains on derivative instruments				$65
Accumulated foreign currency translation adjustments				5,441
Accumulated other comprehensive income as of December 31, 2004				$5,506

*)            Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2002	2003	2004

Cash flows from operating activities:
Net income (loss)	$(33,982)	$7,091	$24,555
Less: net income from discontinued operation	(1,370)	(1,483)	(3,236)

Net income (loss) from continuing operations	(35,352)	5,608	21,319
Adjustments required to reconcile net income (loss) from continuing operations to net cash provided by operating activities from continuing operations:
Depreciation and amortization	15,248	17,617	13,793
In-process research and development write-off	1,270	—	—
Stock compensation in respect of CPS acquisition	469	—	—
Amortization of deferred stock compensation	12	12	—
Accrued severance pay, net	(399)	124	37
Goodwill impairment	28,260	—	—
Impairment of investment in affiliate	229	—	—
Amortization of premium (accretion of discount) and accrued interest on held-to-maturity marketable securities	915	1,459	1,205
Decrease (increase) in trade receivables	(1,523)	3,901	(585)
Decrease (increase) in other receivables and prepaid expenses	(1,281)	1,208	(549)
Decrease (increase) in inventories	4,025	1,515	(122)
Decrease (increase) in long-term receivables and prepaid expenses	(483)	39	(105)
Increase (decrease) in trade payables	2,895	(104)	(3,761)
Increase in accrued expenses and other liabilities	2,051	4,819	13,043
Increase in long-term liabilities related to legal settlement	—	667	—
Other	315	(5)	(7)

Net cash provided by operating activities from continuing operations	16,651	36,860	44,268

Net cash provided by operating activities from discontinued operation	3,462	1,316	750

Net cash provided by operating activities	20,113	38,176	45,018

The accompanying notes are an integral part of the consolidated financial statements.

	Year ended December 31,
	2002	2003	2004
Cash flows from investing activities:
Purchase of property and equipment	(5,322)	(5,492)	(6,701)
Proceeds from sale of property and equipment	557	747	89
Purchase of other intangible assets	(610)	—	—
Investment in marketable securities	(16,936)	(72,077)	(122,192)
Proceeds from maturity of marketable securities	29,492	33,997	17,710
Proceeds from sale and call of held-to-maturity marketable securities	820	8,500	41,345
Investment in short-term bank deposits	(150)	(132)	(129)
Proceeds from short-term bank deposits	265	165	149
Payment for the acquisition of certain assets and liabilities of TCS (a)	(31,480)	(316)	—
Decrease in accrued acquisition costs	(214)	(3,008)	(75)
Payment in respect of terminated contract from TCS acquisition	—	(6,518)	(5,249)
Decrease in related party receivables from TCS acquisition	—	6,635	4,013
Capitalization of software development costs	(4,609)	(2,291)	(1,305)

Net cash used in investing activities from continuing operations	(28,187)	(39,790)	(72,345)

Net cash provided by (used in) investing activities from discontinued operation	(117)	(52)	4,136

Net cash used in investing activities	(28,304)	(39,842)	(68,209)

Cash flows from financing activities:
Proceeds from issuance of shares upon exercise of options and ESPP, net	2,119	12,086	19,867
Short-term bank credit, net	24	(24)	—

Net cash provided by financing activities	2,143	12,062	19,867

Effect of exchange rate changes on cash	73	182	44

Increase (decrease) in cash and cash equivalents	(5,975)	10,578	(3,280)
Cash and cash equivalents at the beginning of the year	25,256	19,281	29,859

Cash and cash equivalents at the end of the year	$19,281	$29,859	$26,579

Supplemental disclosure of cash flows activities:
Cash paid during the year for:
Income taxes	$445	$564	$598

The accompanying notes are an integral part of the consolidated financial statements.

		Year ended December 31,
		2002	2003	2004

(a)	Payment for the acquisition of certain assets and liabilities of TCS:

	Fair value of assets acquired and liabilities assumed at the acquisition date:

	Working capital (excluding cash and cash equivalents)	$8,347	$—
	Related party receivables	12,804	—
	Property and equipment	7,616	—
	Other intangible assets	9,320	—
	In-process research and development	1,270	—
	Other long-term liability	(13,500)	—
	Goodwill	26,682	416

		52,539	416
	Less - amount acquired by issuance of shares	(18,051)	—
	Less - accrued acquisition costs	(3,008)	(100)

		$31,480	$316
Non-cash activities:

(a)	Issuance of additional shares related to settlement of SCI acquisition:

	Goodwill	$29

(b)	Adjustments of goodwill in respect of TCS acquisition:

	Related party receivables		$2,156
	Accrued expenses and other liabilities		(319)
	Other long-term liability		(5,162)
			$(3,325)

(c)	Adjustment of goodwill in respect of discontinued operation sale			$(250)

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-          GENERAL

a.       General:

NICE Systems Ltd. (“NICE”) and subsidiaries (collectively - “the Company”) develop, market and support integrated, scalable multimedia digital recording platforms, enhanced software applications and related professional services. These solutions capture and analyze unstructured (non-transaction) data and convert it for business and security performance management applications. The Company’s solutions capture multiple forms of interaction, including voice, fax, email, web chat, radio, and video transmissions over wire line, wireless, packet telephony, terrestrial trunk radio and data networks.

The Company’s products are based on two types of recording platforms - audio and video. The Company’s solutions are offered to various vertical markets in two major sectors: (1) the Enterprise Interaction Solutions Sector - contact centers and trading floors and (2) the Public Safety and Security Sector - safety organizations, transportation, corporate security, gaming and correctional facilities and government and intelligence agencies.

The Company’s products are sold primarily through a global network of distributors, system integrators and strategic partners; a portion of product sales and most services are sold directly to end-users.

The Company’s markets are located primarily in North America, EMEA and the Far East.

The Company depends on a limited number of contract manufacturers for producing its products. If any of these manufacturers become unable or unwilling to continue to manufacture or fail to meet the quality or delivery requirements needed to satisfy the Company’s customers, it could result in the loss of sales, which could adversely affect the Company’s results of operations and financial position.

The Company relies upon a number of independent distributors to market, sell and service its products in certain markets. If the Company is unable to effectively manage and maintain relationships with its distributors, or to enter into similar relationships with others, its ability to market and sell its products in these markets will be affected. In addition, a loss of a major distributor, or any event negatively affecting such distributors’ financial condition, could cause a material adverse effect on the Company’s results of operations and financial position.

As for major customer data, see Note 16c.

b.       Disposal by sale of the COMINT/DF operation:

In the fourth quarter of 2003, the Company reached a definitive agreement to sell the assets and liabilities of its COMINT/DF military-related business to ELTA Systems Ltd. for $ 4,000 in cash. On March 31, 2004, the Company completed the sale of the COMINT/DF operation. The COMINT/DF business was treated as a discontinued operation in the financial statements.

The Company’s balance sheets at December 31, 2003 and 2004 reflect the assets and liabilities of the COMINT/DF operation, as assets and liabilities of the discontinued operation within current assets and current liabilities.

The carrying amounts of the major classes of assets and liabilities included as part of the discontinued operation are:

	December 31,
	2003	2004

Trade receivables	$2,839	$652
Other receivables and prepaid expenses	207	—
Severance pay fund	687	—
Property and equipment, net	212	—

Assets of discontinued operation	$3,945	$652

Trade payables	$66	$—
Accrued expenses and other liabilities	982	8
Accrued severance pay	830	—

Liabilities of discontinued operation	$1,878	$8

Summarized selected financial information of the discontinued operation is as follows:

	Year ended December 31,
	2002	2003	2004

Revenues	$7,164	$6,510		$816

Net income	$1,370	$1,483	$	*) 3,236

*) Includes gain from the sale in the amount of $ 3,286.

c.       Acquisition of Thales Contact Solutions:

In November 2002, the Company acquired certain assets and assumed certain liabilities of Thales Contact Solutions (“TCS”) for an aggregate consideration of $ 52,539 including the issuance of 2,187,500 American Depositary Shares (“ADSs”) of NICE valued at $ 18,051. TCS is a developer of customer-facing technology for Public Safety, Wholesale Trading and Call Centers, based in the United Kingdom. The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of TCS. The value of the shares issued was determined based on the market price of NICE’s shares on the acquisition date. The results of TCS’s operations have been included in the consolidated financial statements since November 2, 2002 (“the closing date”).

With the acquisition of TCS, the Company significantly expanded its customer base, presence in Europe, and its network of distributors and partners. Additionally, the Company broadened its product offerings and global professional services team.

In the fourth quarter of 2002, the Company recorded a current liability of $ 2,800 and a long-term liability of $ 13,500 reflecting estimation of obligations under a long-term contract assumed by the Company in the TCS acquisition for which no future benefit exists. During the second quarter of 2003, the Company signed an agreement to amend and terminate the above mentioned agreement as of November 2004. The cost to the Company under the termination agreement was $ 5,162 less than the amount provided in respect of the above mentioned agreement at the acquisition date. Consequently, goodwill has been reduced by $ 5,162.

Under the terms of the agreement, the initial cash portion of the purchase price was adjusted downward in 2002 by $ 12,804 in respect of the actual net value of assets acquired and 2002 sales of TCS. Thales disputed the net asset value at closing and in September 2003 the parties submitted the matter to binding arbitration by an independent accountant. In December 2003, an arbitration award was issued, according to which the related party receivables from Thales should be reduced by $ 2,156. The Company recorded the $ 2,156 as addition to goodwill in the fourth quarter of 2003. Due to the arbitration award and additional acquisition costs incurred during 2003, the acquisition cost totaled $ 42,307 as of December 31, 2003.

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

Other intangible assets with definite life in the amount of $ 3,160 are amortized using the straight-line method at annual weighted average rate of 29%.

The $ 1,270 assigned to in-process research and development was written off at the acquisition date in accordance with FASB Interpretation (“FIN”) No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method”.

The following represents the unaudited pro-forma condensed results of operations for the year ended December 31, 2002, assuming that the acquisition occurred on January 1, 2002. The pro-forma information is not necessarily indicative of the results of operations, which actually would have occurred if the acquisition had been consummated on January 1, 2002, nor does it purport to represent the results of operations for future periods.

Year ended December 31, 2002

Revenues	$206,838

Net loss	$(53,821)

Basic and diluted net loss per share	$(3.45)

The condensed results of operations of TCS are based on the results of operations of TCS for the period from January 1, 2002 to November 2, 2002 (the closing date), which were prepared by TCS’s management and were submitted to the Company as part of the acquisition.

d.       Acquisition of CenterPoint Solutions Inc.:

In April 2000, the Company acquired all of the outstanding capital stock of CenterPoint Solutions Inc. (“CPS”) for a total consideration of $ 12,886 including the issuance of 200,000 ADSs of NICE of which 50,000 were deemed target shares (“the target shares”) contingent upon the achievement of certain objectives. The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of CPS.

CPS is a developer of Internet-based applications for statistical monitoring, digital recording and automatic customer surveys for customer contact centers.

On March 19, 2002, Mr. Chapiewski, a former shareholder of CPS, filed an action against the Company by complaint. In this complaint, Mr. Chapiewski alleged that the Company violated Sections 604(3) and 604(4) of the Colorado Securities Act, committed common law fraud and negligent misrepresentation, and breached representations and warranties in the agreement relating to the CPS acquisition, by misrepresenting to Mr. Chapiewski, either affirmatively or through omissions, the Company’s financial results and value of securities. Mr. Chapiewski also claimed that NICE Centerpoint breached severance provisions of an employment agreement with him in the amount of $ 80. Mr. Chapiewski sought damages in an unspecified amount. On November 25, 2002, the Company settled the claim with Mr. Chapiewsky, without any admission of liability or wrongdoing on its part, for an amount of $ 3,000 and the release from escrow of the target shares valued at $ 469. The settlement agreement resulted in a one-time charge to other expenses of $ 3,469 in 2002, of which $ 300 was recovered from insurance proceeds in 2003.

NOTE 2:-                        SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).

a.                            Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.                           Financial statements in United States dollars:

The currency of the primary economic environment in which the operations of NICE and certain subsidiaries are conducted is the U.S. dollar (“dollar”); thus, the dollar is the functional currency of NICE and certain subsidiaries.

NICE and certain subsidiaries’ transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”. All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate.

For those subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders’ equity.

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

f.                              Marketable securities:

The Company accounts for investments in debt securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.

Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date.

Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. The cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, accretion, decline in value judged to be other than temporary, and interest are included in financial income or expenses, as appropriate.

Interest income resulting from investments in structured notes that are classified as held to maturity is accounted for under the provision of EITF No. 96-12, “Recognition of Interest Income and Balance Sheet Classification of Structured Notes”. Under Emerging Issues Task Force (“EITF”) No. 96-12, the retrospective interest method is used for recognizing interest income.

Auction rate securities are classified as available-for-sale and accordingly, these securities are stated at fair value. Realized gains and losses on sales of securities, as determined on a specific identification basis, are included in the consolidated statement of operations.

g.                           Inventories:

Inventories are stated at the lower of cost or market value. The cost of raw materials and work-in-progress is determined by the “average cost” method, and the cost of finished goods on the basis of costs charged by third party manufacturer.

Inventory provisions are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost. Inventory provisions for 2002, 2003 and 2004, were $ 1,650, $ 2,368 and $ 2,822, respectively, and have been included in cost of revenues.

h.                           Investment in affiliates:

The investments in affiliated companies are stated at cost, since the Company does not have the ability to exercise significant influence over operating and financial policies of those investees.

The Company’s investment in affiliates is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. In 2002, an impairment loss had been identified in the amount of $ 229.

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

j.                               Other intangible assets, net:

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”.

Amortization is calculated using the straight-line method over the estimated useful lives at the following annual rates:

Weighted average %

Capitalized software development costs (see o)	33
Core technology	28
Trademarks	34
Maintenance contracts	33

In accordance with the requirement of SFAS No. 142, intangible assets deemed to have indefinite lives are no longer amortized after January 1, 2002. The distribution network is deemed to have an indefinite useful life because it is expected to generate cash flows indefinitely. In accordance with SFAS No. 142, the Company evaluates the remaining useful life each year to determine whether events and circumstances continue to support an indefinite useful life. The Company performed annual impairment test in 2004, and did not identify any impairment.

k.                            Impairment of long-lived assets:

The Company’s long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. In 2004, no impairment indicators have been identified.

l.                               Goodwill:

Goodwill represents the excess of the cost over the fair value of the net assets of businesses acquired. Under SFAS No. 142, goodwill acquired in a business combination consummated on or after July 1, 2001, is not amortized. Goodwill arising from acquisitions prior to July 1, 2001 was amortized until December 31, 2001 on a straight-line basis over 10 years.

SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using discounted cash flows and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future growth rates and the weighted average cost of capital of the reporting unit. The Company performed annual impairment tests during the fourth quarter of 2002, 2003 and 2004, and recognized impairment losses of $ 28,260, $ 0 and $ 0, respectively.

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

Revenues from product sales and software license agreements are recognized when all criteria outlined in Statement Of Position (“SOP”) 97-2, “Software Revenue Recognition” (as amended by SOP 98-9) are met. Revenue from products and license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, no further obligations exist and collectibility is probable. Sales agreements with specific acceptance terms are not recognized until the customer has confirmed that the product or service has been accepted.

Where software license arrangements involve multiple elements, revenue is allocated to each element based on Vendor Specific Objective Evidence (“VSOE”) of the relative fair values of each element in the arrangement, in accordance with the residual method. The Company’s VSOE used to allocate the sales price to maintenance is based on the renewal percentage. Under the residual method, revenue is recognized for the delivered elements when (1) there is VSOE of the fair values of all the undelivered elements, and (2) all revenue recognition criteria of SOP 97-2, as amended, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element.

The Company maintains a provision for product returns in accordance with SFAS No. 48, “Revenue Recognition When Right of Return Exists”. The provision is estimated based on the Company’s past experience and is deducted from revenues. Trade receivables as of December 31, 2003 and 2004, are presented net of provision for product returns in the amounts of $ 2,079 and $ 1,617, respectively.

Revenues from maintenance and professional services are recognized ratably over the contractual period or as services are performed.

Deferred revenue includes advances and payments received from customers, for which revenue has not yet been recognized.

n.                           Warranty costs:

Provisions for warranty costs are made at the time revenues are recognized, for estimated costs during the warranty period based on the Company’s experience. Provision for warranty as of December 31, 2003 and 2004, amounted to $ 446 and $ 498, respectively. A tabular reconciliation of the changes in the Company’s aggregate product warranty liability was not provided due to immateriality.

o.                           Research and development costs:

Research and development costs (net of grants and participations) incurred in the process of software production before establishment of technological feasibility, are charged to expenses as incurred. Costs of the production of a product master incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”. Based on the Company’s product development process, technological feasibility is established upon completion of a detailed program design or a working model.

Costs incurred by the Company between completion of the detailed program design or working model and the point at which the product is ready for general release have been capitalized.

Capitalized software development costs are amortized commencing with general product release by the straight-line method over the estimated useful life of the software product.

p.                           Income taxes:

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

q.                           Government grants:

Non-royalty bearing grants from the Government of Israel for funding research and development projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and recorded as a deduction from research and development costs.

r.                              Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, trade receivables and marketable securities.

The Company’s cash and cash equivalents and short-term bank deposits are invested in deposits mainly in dollars with major international banks. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company’s trade receivables are derived from sales to customers located primarily in North America, EMEA and the Far East. The Company performs ongoing credit evaluations of its customers and obtains letter of credit and bank guarantees for certain receivables. Additionally, the Company insures certain of its receivables with a credit insurance company. An allowance for doubtful accounts is provided with respect to specific debts that the Company has determined to be doubtful of collection and a general provision on the remaining balance, based on the length of time the receivables are past due.

The Company’s marketable securities include investment in U.S. corporate debentures, U.S government debentures, structured notes and auction rate securities. Management believes that the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to those marketable securities.

The Company entered into forward contracts and option strategies (together: “derivative instruments”) intended to protect against the increase in value of forecasted non-dollar currency cash flows and the increase/decrease in fair value of non-dollar liabilities/assets. The derivative instruments effectively hedge the Company’s non-dollar currency exposure (see Note 10).

s.                            Severance pay:

The Company’s liability for severance pay for its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent monthly salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment, or a portion thereof. The Company’s liability is fully provided by monthly deposits with insurance policies and severance pay funds and by an accrual.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies and includes immaterial profits.

Severance pay expense for 2002, 2003 and 2004, was $ 1,869, $ 2,745 and $ 2,956, respectively.

t.                              Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year plus dilutive potential equivalent Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, “Earnings Per Share”.

The weighted average number of shares related to outstanding antidilutive options excluded from the calculations of diluted net earnings (loss) per share was 5,315,170, 1,935,692 and 1,094,775 for the years ended December 31, 2002, 2003 and 2004, respectively.

u.                           Stock-based compensation:

The Company has elected to follow APB No. 25, “Accounting for Stock Issued to Employees” and FIN No. 44, “Accounting for Certain Transactions Involving Stock Compensation” in accounting for its employee stock option plan. Under APB No. 25, when the exercise price of the Company’s options is less than the market value of the underlying shares on the date of grant, compensation expense is recognized and amortized ratably over the vesting period of the options.

The Company adopted the disclosure provisions of SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure”, which amended certain provisions of SFAS No. 123. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

Pro forma information regarding net income (loss) and net earnings (loss) per share is required by SFAS No. 123, “Accounting for Stock-Based Compensation”, and has been determined as if the Company had accounted for its employee options under the fair value method prescribed by that statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year ended December 31,
	2002	2003	2004

Risk free interest rate	1.7%	1.8%	2.7%
Dividend yield	0%	0%	0%
Volatility factor	0.827	0.545	0.457
Expected life of the options	4.3	3	3

Black-Scholes pricing-model also was used to estimate the fair value of the ESPP compensation; assumptions are not provided due to the immateriality of the ESPP portion.

Pro forma information under SFAS No. 123:

	Year ended December 31,
	2002	2003	2004

Net income (loss) as reported	$(33,982)	$7,091	$24,555
Add: Stock-based compensation expense included in the determination of net income (loss) as reported	12	12	—
Deduct: Stock-based compensation expense determined under fair value method for all awards	(18,467)	(10,350)	(7,182)

Pro forma net income (loss)	$(52,437)	$(3,247)	$17,373

Basic net earnings (loss) per share as reported	$(2.46)	$0.44	$1.40

Diluted net earnings (loss) per share as reported	$(2.46)	$0.42	$1.31

Pro forma basic net earnings (loss) per share	$(3.80)	$(0.20)	$0.99
Pro forma diluted net earnings (loss) per share	$(3.80)	$(0.20)	$0.93

v.                           Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

The carrying amount reported in the balance sheet for cash and cash equivalents, short-term bank deposits, trade receivables, short-term bank credit and trade payables approximates their fair value due to the short-term maturities of such instruments.

The fair value for marketable securities is based on quoted market prices and does not differ significantly from the carrying amount (see Note 3).

w.                         Advertising expenses:

Advertising expenses are charged to expense as incurred. Advertising expenses for the years 2002, 2003 and 2004, was $ 1,760, $ 2,077 and $ 2,621, respectively.

x.                             Derivatives and hedging activities:

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” requires the Company to recognize all of its derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

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

y.                            Impact of recently issued accounting standards:

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), “Share-Based Payment” (“Statement 123R”), which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“Statement 123”).  Generally, the approach in Statement 123R is similar to the approach described in Statement 123.  However, Statements 123 permitted, but not required, share-based payments to employees to be recognized based on their fair values while Statement 123R requires all share-based payments to employees to be recognized based on their fair values. Statement 123R also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new Standard will be effective for the Company in the first fiscal year beginning after June 15, 2005. The adoption of Statement 123R will have a significant effect on the Company’s results of operations.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4”. SFAS No. 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS No. 151 will have a material effect on its financial position or results of operations.

z.                             Reclassification:

Certain amounts from prior years have been reclassified to conform to the current year’s presentation. The reclassification had no effect on previously reported net income (loss), shareholders’ equity or cash flows.

NOTE 3:-        MARKETABLE SECURITIES

a.                            The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of held-to-maturity marketable securities as of December 31, 2003 and 2004:

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Estimated fair value
	December 31,		December 31,		December 31,		December 31,
	2003	2004	2003	2004	2003	2004	2003	2004
U.S. corporate debentures	$40,216	$37,968	$164	$1	$67	$368	$40,313	$37,601
U.S government debentures	19,505	74,805	24	11	77	560	19,452	74,256
Structured notes	17,500	12,680	—	—	7	—	17,493	12,680

	$77,221	$125,453	$188	$12	$151	$928	$77,258	$124,537

Information about gross unrealized losses based on the length of time that individual securities have been in a continuous unrealized loss position was not provided due to immateriality.

As of December 31, 2003 and 2004, all the Company’s U.S. corporate debentures, U.S. government debentures and structured notes were classified as held-to-maturity.

In 2002 and 2004, the Company sold debt securities, which were classified as held-to-maturity, due to a rating decrease, in consideration of $ 820 and $ 911, respectively. As a result of the sale, the Company recorded a loss of $ 55 and $ 14, respectively. In 2003, the Company did not sell any securities prior to their maturity and accordingly, did not realize any gains or losses on held-to-maturity securities in that year. During 2003 and 2004, held-to-maturity marketable securities in the amount of $ 8,500 and $ 40,434, respectively, were called by the issuers prior to maturity.

The scheduled maturities of held-to-maturity marketable securities at December 31, 2004 are as follows:

	Amortized	Estimated
	cost	fair value
Held-to-maturity:

Due within one year	$10,648	$9,091
Due after one year through five years	109,805	110,446
Due after five years through ten years	5,000	5,000

	$125,453	$124,537

b.                           Auction rate securities amounting to $ 13,700 as of December 31, 2004, were classified as available-for-sale marketable securities and were presented as short-term marketable securities.

NOTE 4:-        OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2003	2004

Government authorities	$1,670	$1,848
Interest receivable	1,151	994
Prepaid expenses	3,064	4,250
Other	1,481	845

	$7,366	$7,937

NOTE 5:-        INVENTORIES

	December 31,
	2003	2004

Raw materials	$2,574	$1,286
Work-in-progress	120	71
Finished goods	9,940	11,258

	$12,634	$12,615

NOTE 6:-        PROPERTY AND EQUIPMENT, NET

	December 31,
	2003	2004
Cost:
Computers and peripheral equipment	$44,144	$50,474
Office furniture and equipment	13,105	13,701
Motor vehicles	134	—
Leasehold improvements	3,658	3,823

	61,041	67,998
Accumulated depreciation:
Computers and peripheral equipment	35,992	42,454
Office furniture and equipment	4,749	6,501
Motor vehicles	99	—
Leasehold improvements	1,574	2,062

	42,414	51,017

Depreciated cost	$18,627	$16,981

Depreciation expense totaled $ 9,775, $ 10,547 and $ 8,603 for the years ended December 31, 2002, 2003 and 2004, respectively.

NOTE 7:-        OTHER INTANGIBLE ASSETS, NET

a.                            Other intangible assets

	December 31,
	2003	2004
Original amounts:
Capitalized software development costs	$22,979	$19,355
Core technology	4,419	4,419
Trademarks	1,040	1,040
Maintenance contracts	548	576

	28,986	25,390
Accumulated amortization:
Capitalized software development costs	15,838	14,980
Core technology	3,078	3,695
Trademarks	408	726
Maintenance contracts	213	416

	19,537	19,817

Amortized cost	9,449	5,573
Distribution network	6,744	7,092

Total other intangible assets	$16,193	$12,665

b.                           Amortization expense amounted to $ 5,473, $ 7,070 and $ 5,190 for the years ended December 31, 2002, 2003 and 2004, respectively.

c.                            Estimated amortization expense for the years ended (excluding amortization of capitalized software development costs):

December 31,

2005	$665
2006	188
2007	188
2008	157

$1,198

NOTE 8:-        GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2004 are as follows:

Balance as of January 1, 2003	$27,417
Adjustments to goodwill	(2,909)
Foreign currency translation adjustments	803

Balance as of December 31, 2003	$25,311
Applied against sale of discontinued operation	(250)
Foreign currency translation adjustments	684

Balance as of December 31, 2004	$25,745

NOTE 9:-        ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2003	2004

Employees and payroll accruals	$11,580	$13,228
Accrued expenses	22,966	19,949
Restructuring accrual	604	256
Deferred revenues	10,054	18,677
Other	2,166	3,192

	$47,370	$55,302

NOTE 10:-      DERIVATIVE INSTRUMENTS

To protect against changes in the value of forecasted foreign currency transactions and balances, the Company has instituted a foreign-currency hedging program. The Company hedges portions of its forecasted cash flows and balances denominated in foreign currencies with forward contracts and option strategies (together: “derivative instruments”).

The Company entered into derivative instrument arrangements to hedge a portion of anticipated New Israeli Shekel (“NIS”) payroll payments. These derivative instruments are designated as cash flows hedges, as defined by SFAS No. 133, as amended, and are all highly effective as hedges of these expenses when the salary is recorded. The effective portion of the derivative instruments is included in payroll expenses in the statements of operations.

In addition, the Company entered into derivative instruments to hedge certain trade receivables, trade payable payments, expected payments under fixed price contracts denominated in foreign currency, liabilities to employees and other long-term liability. The purpose of the Company’s foreign currency hedging activities is to protect the Company from changes in the foreign currency exchange rate to the dollar.

At December 31, 2004, the Company expects to reclassify $ 65 of net gains on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months.

NOTE 11:-      RESTRUCTURING EXPENSES

Following the acquisition of TCS, the Company identified an opportunity to increase flexibility and focus, improve responsiveness and reduce unnecessary overhead. In December 2002, the Company adopted a plan (“the 2002 Plan”) to achieve these objectives, which involved the phased reduction of approximately 75 of the initially combined 1,077 staff and consolidation of certain field offices. The Company expects to incur a total cost of $ 2,170 in connection with this plan. The Company elected early adoption of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. The major components of the 2002 Plan are as follows:

			Loss on
			disposal
	Employee		of property	Total
	termination	Facility	and	restructuring
	benefits	closure	equipment	charge

Total amount expected to be incurred	$1,544	$605	$21	$2,170

Costs incurred in 2002	$282	$—	$—	$282

Restructuring accrual as of December 31, 2002	282	—	—	282

Costs incurred in 2003	1,262	605	21	1,888
Costs paid in 2003	(1,443)	(139)	(21)	(1,603)

Restructuring accrual as of December 31, 2003	101	466	—	567

Additional restructuring expenses (reversal of over accrued amounts)	(16)	16	—	—
Costs paid in 2004	(85)	(239)	—	(324)

Restructuring accrual as of December 31, 2004	$—	$243	$—	$243

Remaining amount expected to be incurred	$—	$—	$—	$—

At December 31, 2004, a total amount of $ 256 is included in accrued expenses and other liabilities for the above-mentioned plan and for the 2001 plan together.

NOTE 12:-      COMMITMENTS AND CONTINGENT LIABILITIES

a.                            Lease commitments:

The Company leases office space, office equipment and various motor vehicles under operating leases.

1.                             The Company’s office space and office equipment are rented under several operating leases.

Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, are as follows:

2005	$5,842
2006	4,724
2007	2,637
2008	1,568
2009 and thereafter	610

$15,381

Rent expenses for the years ended December 31, 2002, 2003 and 2004 were approximately $ 5,761, $ 6,554 and $ 6,107, respectively.

2.                             The Company leases its motor vehicles under cancelable operating lease agreements.

The minimum payment under these operating leases, upon cancellation of these lease agreements was $ 768 as of December 31, 2004.

Lease expenses of vehicles for the years ended December 31, 2002, 2003 and 2004 were $ 1,616, $ 2,124 and $ 2,396, respectively.

b.                           Other commitments:

The Company is obligated under certain agreements with its suppliers to purchase goods and under an agreement with its manufacturing subcontractor to purchase excess inventory. Non cancelable obligations as of December 31, 2004, were approximately as follows:

2005	$2,887
2006	1,335
2007	144
2008	144
2009	144

$4,654

c.                            Legal proceedings:

1.                             On October 19, 2004, CipherActive filed an action against the Company in the District Court of Tel Aviv, State of Israel. In this lawsuit, CipherActive claimed that under a development agreement with the Company, it is entitled to receive license fees in respect of certain software that it allegedly developed for the Company and which has been embedded in one of the Company’s products. CipherActive claimed that it is entitled to license fees in the amount of $ 600, in addition to the amount of $ 100 already paid to CipherActive by the Company in respect of such license fees. In the Company’s statement of defense it claimed that the software developed by CipherActive under the agreement has not been successful in the market, is no longer embedded in the Company’s product and, therefore, CipherActive is not entitled to any additional license fees.

2.                             In July 2004, the Company’s wholly owned subsidiary, STS Software Systems Ltd. (“STS”), filed a lawsuit in the U.S. District Court for the Southern District of New York charging Witness Systems, Inc. (“Witness”) with infringement of the one of the Company’s VoIP patents in the U.S, by marketing and selling products that incorporate methods of detecting, monitoring and recording information - all fully protected by that patent. STS is seeking an injunction against Witness, preventing the sale of any solution which infringes the Company’s patent.

In August 2004, Witness filed a patent infringement action in the Federal Court for the Northern District of Georgia against the Company’s wholly owned subsidiary NICE Systems, Inc. Witness subsequently filed an identical action in February 2005 against NICE in the same court. The two actions were consolidated in March 2005. Witness accuses the Company of infringing two U.S patents relating to certain technology used with some of the Company’s products. Witness is requesting a permanent injunction against alleged future infringement and damages for past alleged infringement. The Company has responded to Witness’ claims and has asserted that the patents are invalid and not infringed. At this stage the Company cannot predict the outcome of the claim, nor can it make any estimate of the amount of damages, if any, for which it will be held responsible in the event of a negative conclusion to the claim.

3.                             The U.S Consumer Product Safety Commission has brought to the Company’s attention and provided it an opportunity to comment on an alleged incident of a fire allegedly involving a NICE product used in a school building in the Evesham New Jersey School District. The Company has retained specialized counsel and engineering consultants and is investigating this matter. The Company believes, as advised by outside counsel, that based on the facts known at present, it is not expected that this matter will result in any regulatory action.

NOTE 13:-      CREDIT LINES

As of December 31, 2004, the Company had authorized credit lines from banks in the amount of $ 139,000. When utilized, the credit lines will be denominated in dollars and will bear interest at the rate of up to LIBOR + 1.5%. An amount of $ 116,000 out of the total credit lines is secured by the Company’s marketable securities. There are no financial covenants associated with these credit lines. As of December 31, 2004, $ 5,756 of the $ 139,000 referred to above was used for bank guarantees.

NOTE 14:-      TAXES ON INCOME

a.                            Measurement of taxable income:

Results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index (“CPI”) or changes in the exchange rate of the NIS against the dollar for a “foreign investors” company. NICE has elected to measure its results for tax purposes on the basis of the changes in the exchange rate of NIS against the dollar.

b.                           Tax benefits under the Israel Law for the Encouragement of Capital Investments, 1959 (“the Law”):

Certain production facilities of NICE have been granted the status of “Approved Enterprise” under the Law, in four separate investment programs.

According to the provisions of the Law, NICE elected the “alternative benefits” and waived government grants in return for a tax exemption.

Income derived from the first and second program was tax-exempt for a period of four years, commencing 1999 and 1997, respectively, and is taxed at the reduced corporate tax rate of 10%-25% (based on the percentage of foreign ownership in each taxable year) for an additional period of six years.

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

The entitlement to the above benefits is conditional upon NICE’s fulfilling the conditions stipulated by the above Law, regulations published thereunder and the certificates of approval for the specific investments in an “Approved Enterprise”. In the event of failure to comply with these conditions, the benefits may be canceled and NICE may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2004, management believes that NICE is in compliance with all the conditions required by the law.

As of December 31, 2004, approximately $ 18,214 was derived from tax-exempt profits earned by NICE’s “Approved Enterprises”. NICE has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred tax liabilities have been provided on income attributable to NICE’s “Approved Enterprises”. If the net retained tax exempt income is distributed, it would be taxed at the corporate tax rate applicable to such profits as if NICE had not elected the alternative tax benefits (currently - 20% of the gross distributed amount) and an income tax liability would be incurred of approximately $ 4,554 as of December 31, 2004.

Income of NICE from sources other than the “Approved Enterprise” during the period of benefits will be taxable at the regular corporate tax rate.

A recent amendment to the Law, which has been officially published effected as of April 1, 2005 (the “Amendment”) has changed certain provisions of the Law. The Amendment enacted changes in the manner in which tax benefits are awarded under the law so that companies no longer require Investment Center approval in order to qualify for tax benefits. The Company’s existing Approved Enterprises will generally not be subject to the provisions of the Amendment.

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

d.                           Reduction in corporate tax rate:

In June 2004, the Israeli Parliament approved an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), which progressively reduces the regular corporate tax rate from 36% to 35% in 2004, 34% in 2005, 32% in 2006 and to a rate of 30% in 2007.

e.                            Net operating loss carryforward:

As of December 31, 2004, the Company had carryforward tax losses totaling approximately $ 25,468, most of which can be carried forward and offset against taxable income with expiration dates from 2005 to 2022. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

f.                              Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2003	2004

Net operating loss carryforward	$12,478	$8,712
Reserves and allowances	709	720

Net deferred tax asset before valuation allowance	13,187	9,432
Valuation allowance	(13,187)	(9,432)

Net deferred tax asset	$—	$—

The Company has provided valuation allowances in respect of deferred tax assets resulting from tax loss carry forwards and other reserves and allowances due to uncertainty concerning its realization of these deferred tax assets.

g.                           Reconciliation between the theoretical tax expenses assuming all income is taxed at the statutory tax rate applicable to income of NICE and the actual tax expense as reported in the consolidated statements of operations is as follows:

	Year ended December 31,
	2002	2003	2004
Income (loss) before taxes on income, as reported in the consolidated statements of operations	$(35,002)	$6,813	$23,638

Statutory tax rate in Israel	36%	36%	35%

Theoretical income tax expense (benefit)	$(12,601)	$2,453	$8,273
Losses and other items for which a valuation allowance was provided	3,218	174	3,055
Non-deductible acquisition-related costs (income)	11,201	(108)	71
Tax exempt interest income	(1,145)	—	—
Utilization of net operating losses for which a valuation allowance was provided	(676)	(2,014)	(9,490)
Non-deductible expenses	407	515	420
Other	(54)	185	(10)

Actual tax expense	$350	$1,205	$2,319

h.                           Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2002	2003	2004

Domestic	$(34,043)	$4,345	$15,367
Foreign	(959)	2,468	8,271

	$(35,002)	$6,813	$23,638

i.                               The provision for income taxes is comprised as follows:

Current taxes	$350	$1,205	$2,319

Domestic	$126	$949	$1,836
Foreign	224	256	483

	$350	$1,205	$2,319

NOTE 15:-      SHAREHOLDERS’ EQUITY

a.                            The Ordinary shares of the Company are traded on the Tel Aviv Stock Exchange and its ADSs are traded on NASDAQ.

b.                           Share option plans:

In 1995, the Company adopted an employee share option plan (“the 1995 Option Plan”). Under the 1995 option plan, employees and officers of the Company may be granted options to acquire Ordinary shares. The options to acquire Ordinary shares, which may only be determined by the Board of Directors of the Company, are granted at an exercise price, subject to certain exceptions, of not less than the fair market value of the Ordinary shares on the grant date. 8,345,566 options of the 1995 Option Plan were granted.

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

In 1996, the Company adopted the 1997 Executive Share Option Plan (“the 1997 Option Plan”). Under the terms of the 1997 Option Plan, stock options will be exercisable during a 60-day period ending four years after grant. The plan met the definition of Time Accelerated Restricted Stock Award Options Plan (“TARSAP”). The TARSAP includes an acceleration feature based on the following: if the year-end earnings per share of the Company shall reach certain defined targets, 40% of such stock options shall become exercisable; if earnings per share shall reach certain higher defined targets, an additional 30% of such stock options shall become exercisable; and if earnings per share shall reach certain higher defined targets, an additional 30% of such stock options shall become exercisable, provided that with respect to all of the above-referenced periods, the operating profit of the Company shall not be less than 10% of revenues and earnings per share shall exclude any non-recurring expenses related to mergers and acquisitions. Notwithstanding the foregoing, none of the stock options shall be exercisable before the expiration of two years from the date of issuance. 950,000 options of the 1997 Option Plan were granted. As of December 31, 2004, none of the targets specified under the TARSAP were met and accordingly there was no acceleration of options.

In 2001, the Company adopted the 2001 Stock Option Plan (“the 2001 Option Plan”). The options to acquire Ordinary shares, which may only be determined by the Board of Directors of the Company, are granted at an exercise price, of not less than the fair market value of the Ordinary shares on the grant date. 2,959,750 options of the 2001 Option Plan were granted.  Under the terms of the 2001 Option Plan, a one third of the stock options granted became exercisable ten months after the grant date and the remaining two thirds will become exercisable on the first and second anniversaries of the first date of exercise so long as the grantee is, subject to certain exceptions, employed by the Company at the date the stock option becomes exercisable. The third portion of the options may be exercised at the end of the second year following the first date of exercise, if the Company meets a pre-tax profit target of 20% of revenues. Unless otherwise determined by the Company’s Board of Directors as of the date of grant, the stock options expire six years after the date of grant. As of December 31, 2004, none of the targets specified were met and accordingly there was no acceleration of options.

In 2003, the Company adopted the 2003 Stock Option Plan (“the 2003 Option Plan”). Under the 2003 option plan, employees and officers of the Company may be granted options to acquire Ordinary shares. The options to acquire Ordinary shares, which may only be determined by the Board of Directors of the Company, are granted at an exercise price, subject to certain exceptions, of not less than the fair market value of the Ordinary shares on the grant date. 1,368,500 options of the 2003 Option Plan were granted. Unless otherwise determined by the Company’s Board of Directors as of the date of grant, the stock options expire six years after the date of grant.

A summary of the Company’s stock options activity and related information for the years ended December 31, 2002, 2003 and 2004, is as follows:

	2002		2003		2004
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	6,408,825	$29.31	5,965,980	$25.74	4,910,389	$26.80
Granted	981,000	$11.49	390,000	$22.55	997,500	$21.33
Exercised	(60,830)	$12.10	(823,363)	$12.83	(1,291,394)	$13.63
Forfeited	(1,363,015)	$32.87	(622,228)	$32.52	(346,178)	$40.46
Outstanding at the end of the year	5,965,980	$25.74	4,910,389	$26.80	4,270,317	$28.40

Exercisable at the end of the year	2,373,039	$34.46	2,790,417	$33.55	2,556,779	$34.59

The options outstanding as of December 31, 2004, have been separated into exercise price categories as follows:

					Weighted
	Options	Weighted		Options	average
	outstanding	average	Weighted	exercisable	exercise
	as of	remaining	average	as of	price of
Ranges of	December 31,	contractual	exercise	December 31,	options
exercise price	2004	life	price	2004	exercisable
$		(Years)	$		$

7.83-11.14	334,325	3.74	9.98	104,105	10.19
12.00-16.81	1,395,531	2.62	12.97	1,177,463	12.81
19.33-28.07	1,453,761	5.07	21.91	188,511	23.09
30.13-40.94	41,000	0.86	39.62	41,000	39.62
48.13-70.88	702,500	1.51	57.36	702,500	57.36
75.63-78.88	343,200	1.16	75.87	343,200	75.87

	4,270,317	3.23	28.40	2,556,779	34.59

Weighted average fair values and weighted average exercise prices of options whose exercise price is equal or higher than the market price of the shares at date of grant are as follows:

	Weighted average fair value of options granted at an exercise price			Weighted average exercise price of options granted at an exercise price
	Year ended December 31,
	2002	2003	2004	2002	2003	2004
Equal to fair value at date of grant	$8.03	$8.36	$7.14	$12.99	$22.55	$21.33
Higher than fair value at date of grant	$5.19	$—	$—	$10.51	$—	$—

c.                            Employee Stock Purchase Plan (“ESPP”):

In February 1999, the Company’s Board of Directors adopted the Employee Stock Purchase Plan (“the Purchase Plan”). Eligible employees can have up to 10% of their earnings withheld, up to certain maximums, to be used to purchase Ordinary shares. The price of Ordinary shares purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the Ordinary shares on the commencement date of each offering period or on the semi-annual purchase date.

During 2002, 2003 and 2004, employees purchased 131,667, 221,184 and 139,913 shares at average prices of $ 10.51, $ 6.86 and $ 16.20 per share, respectively.

d.                           Dividends:

Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel may be converted to dollars on the basis of the exchange rate prevailing at the date of the conversion. The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 16:-      MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

a.                            Summary information about geographic areas:

The Company manages its business on a basis of one reportable segment. See Note 1a for a brief description of the Company’s business. The following data is presented in accordance with SFAS No. 131, “Disclosure About Segments of an Enterprise and Related Information”. Total revenues are attributed to geographic areas based on the location of end customers.

The following table presents total revenues and long-lived assets for the years ended December 31, 2002, 2003 and 2004 and as of December 31, 2002, 2003 and 2004 respectively:

	2002		2003		2004
	Total	Long-lived	Total	Long-lived	Total	Long-lived
	revenues	assets	revenues	assets	revenues	assets

Americas	$86,938	$10,835	$118,594	$9,926	$121,578	$10,130
EMEA*)	45,236	18,489	70,926	19,586	89,768	19,372
Far East	20,679	95	31,832	72	37,779	140
Israel	2,488	42,345	2,906	30,547	3,518	25,749

	$155,341	$71,764	$224,258	$60,131	$252,643	$55,391

*)                           Includes Europe, the Middle East (excluding Israel) and Africa.

b.                           Market sectors:

Total revenues from external customers divided on the basis of the Company’s market sectors are as follows:

	Year ended December 31,
	2002	2003	2004

Enterprise Interaction Solutions	$122,422	$171,381	$194,111
Public Safety and Security sector	32,919	52,877	58,532

	$155,341	$224,258	$252,643

c.                            Major customers’ data as a percentage of total revenues:

Customer A	23.3%	20.0%	18.8%

NOTE 17:-      SELECTED STATEMENTS OF OPERATIONS DATA

a.                            Research and development, net:

	Year ended December 31,
	2002	2003	2004

Total costs	$23,363	$26,384	$27,512
Less - grants and participations	(1,632)	(1,260)	(1,341)
Less - capitalization of software development costs	(4,609)	(2,291)	(1,305)

	$17,122	$22,833	$24,866

b.                           Financial income (expenses), net:

	Year ended December 31,
	2002	2003	2004

Financial income:
Interest and amortization/accretion of premium/discount of marketable securities	$2,747	$1,821	$2,349
Interest	551	422	1,427
Foreign currency translation	1,152	405	1,078

	4,450	2,648	4,854
Financial expenses:
Interest	(15)	(79)	(2)
Foreign currency translation	(95)	(204)	(894)
Other	(348)	(331)	(402)

	(458)	(614)	(1,298)

	$3,992	$2,034	$3,556

c.                            Restructuring expenses, in-process research and development write-off, settlement of litigation and other:

	Year ended December 31,
	2002	2003	2004
Restructuring expenses (income) (Note 11)	$(118)	$1,888	$—
In-process research and development write-off (Note 1c)	1,270	—	—
Settlement of litigation (*)	—	5,194
Other	(320)	—	—

	$832	$7,082	$—

(*)                      In the fourth quarter of 2003, the Company reached a settlement agreement with one of its competitors to settle a patent infringement claim filed by the competitor in June 2000. Under the settlement agreement the Company paid to the competitor $ 10,000 (of which approximately $ 4,800 was covered by insurance).

d.                           Net earnings (loss) per share:

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

1.                      Numerator:

	Year ended December 31,
	2002	2003	2004
Numerator for basic and diluted net earnings (loss) per share -
Net income (loss) from continuing operations	$(35,352)	$5,608	$21,319
Net income from discontinued operation	1,370	1,483	3,236
Net income (loss) available to Ordinary shareholders	$(33,982)	$7,091	$24,555

2.                      Denominator (in thousands):

Denominator for basic net earnings (loss) per share -
Weighted average number of shares	13,795	16,038	17,497

Effect of dilutive securities:
Add - Employee stock options	—	731	1,198
Add - ESPP	—	12	8

Denominator for diluted net earnings (loss) per share - adjusted weighted average shares	13,795	16,781	18,703

The effect of the inclusion of the options and warrants in 2002 would be anti-dilutive. Because of the loss in 2002, all potential dilutive securities are anti-dilutive.

NOTE 18:-      SUBSEQUENT EVENT (UNAUDITED)

On April 11, 2005, the Company signed a definitive agreement to acquire the assets and assume certain liabilities of Dictaphone’s Communications Recording Systems (“CRS”) business for approximately $ 38,500. Dictaphone’s CRS business is a leading provider of liability and quality management systems for first responders, critical facilities, contact centers and financial trading floors. The closing took place on June 1, 2005.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ra’anana, State of Israel, on the 29th day of June, 2005.

NICE-SYSTEMS LTD.

By:	/s/ Haim Shani
Haim Shani
Chief Executive Officer