Form 20-F
period 2005-12-31
NICE SYSTEMS LTD
filed 2006-05-17
CIK 1003935

As filed with the United States Securities and Exchange Commission on May 17, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

Annual Report pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

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

24,137,643 Ordinary Shares, par value NIS 1.00 Per Share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒   Yes    ☐   No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.

☐   Yes    ☒   No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statements the registrant has elected to follow:

Item 17 ☐          Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐   Yes    ☒   No

PRELIMINARY NOTE

          This annual report contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to NICE’s business, financial condition and results of operations. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “strategy,” “continue,” “goal” and “target” and similar expressions, as they relate to NICE or its management, are intended to identify forward-looking statements. Such statements reflect the current views and assumptions of NICE with respect to future events and are subject to risks and uncertainties. The forward-looking statements relate to, among other things: operating results; anticipated cash flows; gross margins; adequacy of resources to fund operations; our ability to maintain our average selling prices despite the aggressive marketing and pricing strategies of our competitors; our ability to maintain and develop profitable relationships with our key distribution partners, one of which constitutes 21% of our revenues; the financial strength of our key distribution partners; and the market’s acceptance of our technologies, products and solutions.

In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. Many factors could cause the actual results, performance or achievements of NICE to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, changes in business strategy and various other factors, both referenced and not referenced in this annual report. These risks are more fully described under Item 3, “Key Information – Risk Factors” of this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. NICE does not intend or assume any obligation to update these forward-looking statements. Investors should bear this in mind as they consider forward-looking statements and whether to invest or remain invested in NICE-Systems Ltd.’s securities.

          In this annual report, all references to “NICE,” “we,” “us” or “our” are to NICE-Systems Ltd., a company organized under the laws of the State of Israel, and its wholly owned subsidiaries, Nice Systems Inc., NICE Systems GmbH, NICE Systems Canada Ltd., NICE CTI Systems UK Ltd., STS Software Systems (1993) Ltd., NiceEye BV, NICE Systems S.A.R.L., NICE APAC Ltd., NiceEye Ltd., Racal Recorders Systems Ltd., NICE Interactive Solutions India Private Ltd., Nice Systems Latin America, Inc., Nice Japan Ltd., Nice Systems (Singapore) Pte. Ltd., Nice Systems Australia PTY Ltd., Nice Switzerland AG, Fast Video Security GmbH and Fast Video Security (UK) Ltd.

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

Selected Financial Data

          The following selected consolidated financial data as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The consolidated selected financial data as of December 31, 2001, 2002 and 2003 and for the years ended December 31, 2001 and 2002 has been derived from other consolidated financial statements not included in this annual report and have also been prepared in accordance with U.S. GAAP and audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, “Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report.

	Year Ended December 31,

	2001	2002	2003	2004	2005

	(in thousands of U.S. dollars, except per share data)

OPERATING DATA:
Revenues
Products	$99,395	$127,896	$168,055	$182,616	$206,355
Services	14,474	27,445	56,203	70,027	104,755

Total revenues	113,869	155,341	224,258	252,643	311,110

Cost of revenues
Products	47,781	55,453	64,231	64,432	67,543
Services	19,446	26,054	42,084	49,876	68,683

Total cost of revenues	67,227	81,507	106,315	114,308	136,226

Gross profit	46,642	73,834	117,943	138,335	174,884

Operating expenses:
Research and development, net	18,843	17,122	22,833	24,866	30,896
Selling and marketing	33,683	38,685	53,351	61,855	72,829
General and administrative	23,410	23,806	29,840	31,269	37,742
Amortization of acquired intangible assets	3,414	58	350	317	1,331
Other special charges	17,862	29,092	7,082	-	-

Total operating expenses	97,212	108,763	113,456	118,307	142,798

Operating income (loss)	(50,570)	(34,929)	4,487	20,028	32,086
Financial income, net	4,254	3,992	2,034	3,556	5,398
Other income (expenses), net	(4,846)	(4,065)	292	54	(13)

Income (loss) before taxes on income	(51,162)	(35,002)	6,813	23,638	37,471
Taxes on income	198	350	1,205	2,319	902

Net income (loss) from continuing operations	(51,360)	(35,352)	5,608	21,319	36,569
Net income (loss) from discontinuing operations	4,565	1,370	1,483	3,236	-

Net income (loss)	$(46,795)	$(33,982)	$7,091	$24,555	$36,569

Basic earnings (loss) per share:
Continuing operations	$(3.94)	$(2.56)	$0.35	$1.22	$1.91
Discontinued operations	0.35	0.10	0.09	0.18	-

Net earnings (loss)	$(3.59)	$(2.46)	$0.44	$1.40	$1.91

Weighted average number of shares used in computing basic earnings (loss) per share (in thousands)	13,047	13,795	16,038	17,497	19,121

Diluted earnings (loss) per share:
Continuing operations	$(3.94)	$(2.56)	$0.33	$1.14	$1.77
Discontinued operations	0.35	0.10	0.09	0.17	-

Net earnings (loss)	$(3.59)	$(2.46)	$0.42	$1.31	$1.77

Weighted average number of shares used in computing diluted earnings (loss) per share (in thousands)	13,047	13,795	16,781	18,703	20,646

	At December 31,

	2001	2002	2003	2004	2005

BALANCE SHEET DATA:
Working capital	$70,572	$79,583	$56,174	$51,428	$274,708
Total assets	210,012	236,288	249,415	298,311	617,250
Total debt	-	24	-	-	-
Shareholders’ equity	167,018	154,536	176,831	222,871	487,041

Risk Factors

General Business Risks Relating to Our Business Portfolio and Structure

The markets in which we operate are characterized by rapid technological changes and frequent new products and service introductions. We may not be able to keep up with these rapid technological and other changes.

          We are operating in several markets, each characterized by rapidly changing technology, new product introductions and evolving industry standards. The introduction of products embodying new technology and the emergence of new industry standards can render existing products obsolete and unmarketable and can exert price pressures on existing products. We anticipate that a number of existing and potential competitors will be introducing new and enhanced products that could adversely affect the competitive position of our products. Our most significant market is the market for voice recording platforms and related enhanced applications (or Voice Platforms and Applications). Voice Platforms and Applications are utilized by entities operating in the contact center, trading floor, public safety and air traffic control segments to capture, store, retrieve and analyze recorded data. The market for our Voice Platforms and Applications is, in particular, characterized by a group of highly competitive vendors that are introducing rapidly changing competitive offerings around evolving industry standards.

          Our ability to anticipate changes in technology and industry standards and to successfully develop and introduce new, enhanced and competitive products, on a timely basis, in all the markets where we operate, will be a critical factor in our ability to grow and be competitive. As a result, we expect to continue to make significant expenditures on research and development, particularly with respect to new software applications, which are continuously required in all our business areas. The convergence of voice and data networks and wired and wireless communications could require substantial modification and customization of our current products and business models, as well as the introduction of new products. Further, customer acceptance of these new technologies may be slower than we anticipate. We cannot assure you that the market or demand for our products will grow as rapidly as we expect, or if at all, that we will successfully develop new products or introduce new applications for existing products, that such new products and applications will achieve market acceptance or that the introduction of new products or technological developments by others will not render our products obsolete. In addition, our products must readily integrate with major third party security, telephone, front-office and back-office systems. Any changes to these third party systems could require us to redesign our products, and any such redesign might not be possible on a timely basis or achieve market acceptance. Our inability to develop products that are competitive in technology and price and responsive to customer needs could have a material adverse effect on our business, financial condition and results of operations. Additional factors that could have a material adverse effect on our business, financial condition and results of operations include industry specific factors; our ability to continuously develop, introduce and deliver commercially viable products, solutions and technologies, the market’s rate of acceptance of the product solutions and technologies we offer; and our ability to keep pace with market and technology changes and to compete successfully.

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

          We have established a sales and service infrastructure in India by recruiting sales and service personnel in order to bring about further growth in revenue in the Asia Pacific market and have expanded our professional services group to include business consultants. Also, since 2002 we have been expanding our presence in Europe (mainly in the United Kingdom) and in the Middle East and Africa (the EMEA region) through organic growth and through our acquisition of Thales Contact Solutions (or TCS). The growth in our business in the EMEA region is still in its early stage, and in particular, we are just beginning to develop our digital video business in the EMEA region. We expect continued growth, particularly in connection with the enhancement and expansion of our operations in the EMEA region, as well as in the Asia Pacific region. We may establish additional operations within these regions or in other regions where growth opportunities are projected to warrant the investment. However, we cannot assure you that our revenues will increase as a result of this expansion or that we will be able to recover the expenses we incurred in effecting the expansion. Our failure to effectively manage our expansion of our sales, marketing, service and support organizations could have a negative impact on our business. To accommodate our global expansion, we are continuously implementing new or expanded business systems, procedures and controls. There can be no assurance that the implementation of such systems, procedures, controls and other internal systems can be completed successfully.

Our evolving business strategy could adversely affect our business.

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

          In 2002, we entered into a manufacturing agreement with Flextronics Israel Ltd., a subsidiary of Flextronics, a global electronics manufacturing services company, or Flextronics. Under this agreement, Flextronics provides us with a comprehensive manufacturing solution that covers all aspects of the manufacture of our products from order receipt to product shipment, including purchasing, manufacturing, testing, configuration, and delivery services. This agreement covered all our products. In addition, in connection with the acquisition of Dictaphone Corporation’s (or Dictaphone) Communications Recordings Systems division (or CRS), we assumed a contract manufacturing agreement with Dictaphone’s EMS (EMS) division pursuant to which EMS manufactures all ex-CRS products. As a result of these arrangements, we are now fully dependent on Flextronics and EMS to process orders and manufacture our products. Consequently, the manufacturing process of our products is not in our control.

          We may from time to time experience delivery delays due to the inability of Flextronics and EMS to consistently meet our quality or delivery requirements and we may experience production interruptions if any of Flextronics or EMS is for any reason unable to continue the production of our products. Should we have on-going performance issues with our contract manufacturers, the process to move from one contractor to another is a lengthy and costly process that could affect our ability to execute customer shipment requirements and/or might negatively affect revenue and/or costs. If these manufacturers or any other manufacturer were to cancel contracts or commitments with us or fail to meet the quality or delivery requirements needed to satisfy customer orders for our products, we could lose time-sensitive customer orders and have significantly decreased quarterly revenues and earnings, which would have a material adverse effect on our business, results of operations and financial condition.

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

The European Union has issued directives relating to the sale in member countries of electrical and electronic equipment, including products sold by us. If our products fail to comply with these directives, we could be subject to penalties and sanctions that could materially adversely affect our business.

          A directive issued by the European Union on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, or “RoHS”, comes into effect on July 1, 2006. The RoHS directive lists a number of substances including, among others, lead, mercury, cadmium and hexavalent chromium, which must either be removed or reduced to within maximum permitted concentrations in any products containing electrical or electronic components that are sold within the European Union. Our products fall within the scope of the RoHS directive and we are making every effort in order to ensure that all of our products sold in the European Union after July 1, 2006, will comply with the RoHS directive, without otherwise adversely affecting the quality and functionalities of such products. We, alongside other manufacturers, will be dependent on our suppliers for certain components and sub-system modules to comply with these requirements.

          Compliance with the RoHS directive, especially with respect to the requirement that products be lead free, will require us to undertake significant expenses with respect to the redesign of our products. In addition, we may be required to pay higher prices for components that comply with this directive. We may not be able to pass these higher component costs or redesign costs on to our customers. We cannot at this point estimate the expense that will be required to redesign our products in order to include “environmentally friendly” components. We cannot be sure that we will be able to comply with these regulations in a timely manner, that we will be able to comply on a cost effective basis or that a sufficient supply of compliant components will be available to us. Our inability or failure to comply with these regulations may restrict us for a period of time from conducting certain business in the European Union and could have a material adverse effect on our results of operations. In addition, manufacturers of components that we use in our products that do not comply with these regulations may decide to stop manufacturing these components prior to the July 2006 compliance date. These actions by manufacturers of components could result in a shortage of components that could adversely affect our business and results of operations.

          A further directive on Waste Electrical and Electronic Equipment, or “WEEE”, approved by the European Union in 2003, promotes waste recovery with a view to reducing the quantity of waste for disposal and saving natural resources, in particular by reuse, recycling and recovery of waste electrical and electronic equipment. The WEEE directive covers all electrical and electronic equipment used by consumers and electronic equipment intended for professional use. The directive, which partly came into effect in August 2005, requires that all new electrical and electronic equipment placed for sale in the European Union be appropriately labeled regarding waste disposal and contains other obligations regarding the collection and recycling of waste electrical and electronic equipment. Our products fall within the scope of the WEEE directive, and we are taking and will continue to take all requisite steps to ensure compliance. The WEEE directive is required to be implemented by each member country of the European Union through its own national legislation. Accordingly, we cannot at this time be certain that we will be able to comply with the specific regulations which will be enacted to implement the WEEE directive in each of the individual countries in the European Union.

          The countries of the European Union, as a single market for our products, accounted in 2005 for approximately 23% of our revenues. If our products fail to comply with WEEE or RoHS directives or any other directive issued from time to time by the European Union, we could be subject to penalties and other sanctions that could have a material adverse affect on our results of operations and financial condition.

If we lose a major customer or support contract, our business may suffer.

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

Risks associated with our distribution channels and key strategic partners may materially adversely affect our financial results.

          We have agreements in place with many distributors, dealers and resellers to market and sell our products and services in addition to our direct sales force. We derive a significant percentage of our revenues from one of our distributor channels and new channels may, in the future, account for a significant percentage of our revenues. Our top channel partner accounted for approximately 21%, 19% and 20% of our revenues in 2005, 2004 and 2003, respectively. Our financial results could be materially adversely affected if our contracts with channel partners were terminated, if our relationship with channel partners were to deteriorate or if the financial condition of our channel partners were to weaken. Additionally, our competitors’ ability to penetrate our strategic relationships, particularly our relationship with Avaya Inc., our largest global distribution partner and one of the leading global providers of enterprise business communication platforms in voice, e-business and data, may result in a significant reduction of sales through that partner.

          As our market opportunities change, our reliance on particular channel partners may increase, which may negatively impact gross margins. There can be no assurance that we will be successful in maintaining or expanding these channels. If we are not successful, we may lose sales opportunities, customers and market share. In addition, some of our channel partners are suppliers of telecommunication infrastructure equipment. There can be no assurance that our channel partners will not develop or market VoIP, software applications and storage products and services in competition with us in the future.

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

It is also difficult to predict the exact mix of products for any period between hardware, software and services as well as within the product category between audio platforms and related applications and digital video. As each of our product types and services have different gross margins, changes in the mix of products in a period will have an impact, and perhaps a material impact, on our gross profit and net income in that period.

If we lose our key personnel or cannot recruit additional personnel, our business may suffer.

          If our growth continues, we will be required to hire and integrate new employees. Recruiting and retaining qualified engineers and computer programmers to perform research and development and to commercialize our products, as well as qualified personnel to market and sell those products, are critical to our success. As of December 31, 2005, approximately 26% of our employees were devoted to research and product development and 23% were devoted to marketing and sales. There can be no assurance that we will be able to successfully recruit and integrate new employees. There is often intense competition to recruit highly skilled employees in the technology industry. We may also experience personnel changes as a result of our move from multimedia recording equipment towards business performance solutions. An inability to attract and retain highly qualified employees may have an adverse effect on our ability to develop new products and enhancements for existing products and to successfully market such products, all of which would likely have a material adverse effect on our results of operations and financial position. Our success also depends, to a significant extent, upon the continued service of a number of key management, sales, marketing and development employees, the loss of any of whom could materially adversely affect our business, financial condition and results of operations.

Operating internationally exposes us to additional and unpredictable risks.

          We sell our products throughout the world and intend to continue to increase our penetration of international markets. In 2001, 2002, 2003, 2004 and 2005, approximately 98%, 98%, 99%, 99% and 99%, respectively, of our total sales were derived from sales to customers outside of Israel, and approximately 48%, 52%, 50%, 44%, and 53%, respectively, of our total sales were made to customers in North America. A number of risks are inherent in international transactions. Our future results could be materially adversely affected by a variety of factors including changes in exchange rates, general economic conditions, regulatory requirements, tax structures or changes in tax laws, and longer payment cycles in the countries in our geographic areas of operations. International sales and operations may be limited or disrupted by the imposition of governmental controls and regulations, export license requirements, political instability, trade restrictions, changes in tariffs and difficulties in managing international operations. We cannot assure you that one or more of these factors will not have a material adverse effect on our international operations and, consequently, on our business, financial condition and results of operations.

Inadequate intellectual property protections could prevent us from enforcing or defending our intellectual property and we may be subject to liability in the event our products infringe on the proprietary rights of third parties and we are not successful in defending such claims.

          Our success is dependent, to a significant extent, upon our proprietary technology. We currently hold 29 U.S. patents and 20 patents issued in additional countries covering the same technology as the U.S. patents. We have over 128 patent applications pending in the United States and other countries. We currently rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure and non-competition agreements, as well as third party licenses to establish and protect the technology used in our systems. However, we cannot assure you that such measures will be adequate to protect our proprietary technology, that competitors will not develop products with features based upon, or otherwise similar to our systems, or that third party licenses will be available to us or that we will prevail in any proceeding instituted by us in order to enjoin competitors from selling similar products. Although we believe that our products do not infringe upon the proprietary rights of third parties, we cannot assure you that one or more third parties will not make a contrary claim or that we will be successful in defending such claim.

          From time to time, we receive “cease and desist” letters alleging patent infringements. No formal claims or other actions have been filed with respect to such alleged infringements, except for claims filed by Dictaphone (which have since been settled and dismissed) and Witness Systems, Inc. (described under Item 8, “Financial Information–Legal Proceedings” in this annual report). We believe that none of these allegations has merit. We cannot assure you, however, that we will be successful in defending against the claims that have been asserted or any other claims that may be asserted. We also cannot assure you that such claims will not have a material adverse effect on our business, financial condition, or operations. Defending infringement claims or other claims could involve substantial costs and diversion of management resources. In addition, to the extent we are not successful in defending such claims, we may be subject to injunctions with respect to the use or sale of certain of our products or to liabilities for damages and may be required to obtain licenses which may not be available on reasonable terms.

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

          With respect to the market for digital video products and applications (or Video Platforms and Applications), our Video Platforms and Applications are utilized by entities in the closed circuit television, or CCTV, security, gaming and retail industries to capture, store and analyze digital video and related data. The market for our Video Platforms and Applications is highly competitive and includes products offering a broad range of features and capacities. We compete with a number of large, established manufacturers of video recording systems and distributors of similar products, as well as new emerging competitors. The price per channel of digital recording systems has decreased throughout the market in recent years, primarily due to competitive pressures. We cannot assure you that the price per channel of digital recording systems will not continue to decrease or that our gross profit will not decrease as a result.

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

          We are subject to the effects of general global, economic and market conditions. Our operating results may be materially adversely affected as a result of recent unfavorable economic conditions and reduced information technology spending, particularly in the product segments in which we compete. In particular, many enterprises, telecommunications carriers and service providers have reduced spending in connection with contact centers, and many financial institutions have reduced spending related to trading floors. Customer purchase decisions may be significantly affected by a variety of factors including trends in spending for information technology and enterprise software, market competition, and the viability or announcement of alternative technologies. If these industry-wide conditions persist, they may have a material adverse impact on our business, financial condition and results of operations.

We depend on the success of the NiceLog system and related products.

          We are dependent on the success of the NiceLog system and related products to maintain profitability. In 2003, 2004 and 2005, approximately 75%, 78% and 78%, respectively, of our revenues were generated from sales of NiceLog systems and related products and we anticipate that such products will continue to account for a significant portion of our sales in the next several years. A significant decline in sales of NiceLog systems and related products, or a significant decrease in the profit margin on such products, could have a material adverse effect on our business, financial condition or results of operations.

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

          The occurrence of or perception of occurrence of security breaches in the operation of our business or by third parties using our products could harm our business, financial condition and operating results. Some of our customers use our products to compile and analyze highly sensitive or confidential information. We may come into contact with such information or data when we perform service or maintenance functions for our customers. While we have internal policies and procedures for employees in connection with performing these functions, the perception or fact that any of our employees has improperly handled sensitive information of a customer or a customer’s customer could negatively impact our business. If, in handling this information we fail to comply with our privacy policies or privacy and security laws, we could incur civil liability to government agencies, customers and individuals whose privacy was compromised. If personal information is received or used from sources outside the U.S., we could be subject to civil, administrative or criminal liability under the laws of other countries. In addition, third parties may attempt to breach our security or inappropriately use our products through computer viruses, electronic break-ins and other disruptions. If successful, confidential information, including passwords, financial information, or other personal information may be improperly obtained and we may be subject to lawsuits and other liability. Any internal or external security breaches could harm our reputation and even the perception of security risks, whether or not valid, could inhibit market acceptance of our products.

Our business could be materially adversely affected by changes in the legal and regulatory environment.

          Our business, results of operations and financial condition could be materially adversely affected if laws, regulations or standards relating to our products or us are newly implemented or changed.

Additional tax liabilities could materially adversely affect our results of operations and financial condition.

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

          Exchange rate fluctuations between the United States dollar and the NIS may negatively affect our earnings. A substantial majority of our revenues and a substantial portion of our expenses are denominated in U.S. dollars. However, a significant portion of the expenses associated with our Israeli operations, including personnel and facilities related expenses, are incurred in NIS. Consequently, inflation in Israel will have the effect of increasing the dollar cost of our operations in Israel, unless it is offset on a timely basis by a devaluation of the NIS relative to the U.S. dollar. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the U.S. dollar. If the U.S. dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. In addition, exchange rate fluctuations in currency exchange rates in countries other than Israel where we operate and do business may also negatively affect our earnings.

We are subject to the political, economic and military conditions in Israel.

          Our headquarters, research and development and main manufacturing facilities are located in the State of Israel, and we are directly affected by the political, economic and military conditions to which Israel is subject. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence between Israel and the Palestinians, and in January 2006, Hamas, an Islamic movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates is expected to be a major obstacle to relations between Israel and the Palestinian Authority, as well as to the stability in the Middle East as a whole. Acts of terrorism, armed conflicts or political instability in the region could negatively affect local business conditions and harm our results of operations. We cannot predict the effect on the region of any diplomatic initiatives or political developments involving Israel or the Palestinians or other countries in the Middle East. Furthermore, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as a result of an increase in hostilities. Our products are heavily dependent upon components imported from, and most of our sales are made to, countries outside of Israel. Accordingly, our operations could be materially adversely affected if trade between Israel and its present trading partners were interrupted or curtailed.

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

          There is doubt as to the enforceability of civil liabilities under the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act, in original actions instituted in Israel. However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of United States courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of those Acts.

We depend on the availability of government grants and tax benefits.

          We derive and expect to continue to derive significant benefits from various programs and laws in Israel including tax benefits relating to our “Approved Enterprise” programs and certain grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, or OCS, for research and development. To be eligible for these grants, programs and tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets and conducting the research, development and manufacturing of products developed with such OCS grants in Israel (unless a special approval has been granted for performing manufacturing activities outside Israel). From time to time, the Israeli Government has discussed reducing or eliminating the availability of these grants, programs and benefits and there can be no assurance that the Israeli Government’s support of grants, programs and benefits will continue. If grants, programs and benefits available to us or the laws, rules and regulations under which they were granted are eliminated or their scope is further reduced, or if we fail to meet the conditions of existing grants, programs or benefits and are required to refund grants or tax benefits already received (together with interest and certain inflation adjustments) or fail to meet the criteria for future “Approved Enterprises”, our business, financial condition and results of operations could be materially adversely affected.

          On April 1, 2005, an amendment to the Israeli law which deals with Approved Enterprises came into force. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in such law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment incorporates certain changes to both the criteria and procedure for obtaining “Approved Enterprise” status for an investment program, and changes to the tax benefits afforded in certain circumstances to “Approved Enterprises” under such law (which in some cases is referred to as a Benefiting Enterprise following such amendment). The amendment will apply to Approved Enterprise programs in which the year of commencement of benefits under the law is 2004 or later, unless such programs received approval from the applicable government authority prior to December 31, 2004, in which case the provisions of the amendment will not apply.

          As a result of the amendment, where we benefit from tax-exempt income pursuant to the new Benefiting Enterprise regime, we will be subject to taxes upon the distribution of such tax-exempt income or upon our liquidation. Accordingly, we may be required to record a deferred tax liability with respect to such tax-exempt income. We are currently evaluating the impact of the amendment on us. Based on our preliminary analysis, it may materially increase our provision for income taxes in future years.

We may be required to pay stamp duty on agreements executed by us between June 1, 2003 and December 31, 2005. This would increase our taxes.

          The Israeli Stamp Duty on Documents Law, 1961 (the “Stamp Duty Law”), provided that most documents signed by Israeli companies were subject to a stamp duty, generally at a rate of between 0.4% and 1% of the value of the subject matter of such document. De facto, it was common practice in Israel not to pay such stamp duty unless a document was filed with a governmental authority or with the courts. As a result of an amendment to the Stamp Duty Law that came into effect on June 1, 2003, the Israeli tax authorities have approached many companies in Israel (including us) and requested the disclosure of all agreements signed by such companies after June 1, 2003 with the aim of collecting stamp duty on such agreements. Based on advice from our Israeli counsel, we believe that we may only be required to pay stamp duty on documents signed on or after August 2004. However, we cannot give any assurance that the tax authorities or the courts will accept such view. At this stage it is not yet possible to evaluate the effect, if any, on us of the 2003 amendment to the Stamp Duty Law.

          Under an order published in December 2005, the said requirement to pay stamp duty was cancelled with respect to documents signed on or after January 1, 2006.

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

          In addition, our quarterly operating results may be subject to significant fluctuations due to other factors, including the timing and size of orders and shipments to customers, variations in distribution channels, mix of products, new product introductions, competitive pressures and general economic conditions. It is difficult to predict the exact mix of products for any period between hardware, software and services as well as within the product category between audio platforms and related applications, digital video and communications intelligence. Because a significant portion of our overhead consists of fixed costs, our quarterly results may be adversely impacted if sales fall below management’s expectations. In addition, the period of time from order to delivery of our Audio and Video Platforms and Applications is short, and therefore our backlog for such products is currently, and is expected to continue to be, small and substantially unrelated to the level of sales in subsequent periods. As a result, our results of operations for any quarter may not necessarily be indicative of results for any future period. Due to all of the foregoing factors, in some future quarters our sales or operating results may be below our forecasts and the expectations of public market analysts or investors. In such event, the market price of our ordinary shares and ADSs may be materially adversely affected.

Item 4.	Information on the Company.

History and Development of the Company

          Our legal and commercial name is NICE-Systems Ltd. We are a company limited by shares organized under the laws of the State of Israel. We were originally incorporated as NICE Neptun Intelligent Computer Engineering Ltd. on September 28, 1986 and were renamed NICE-Systems Ltd. on October 14, 1991. Our principal executive offices are located at 8 Hapnina Street, P.O. Box 690, Ra’anana 43107, Israel and the telephone number at that location is +972-9-775-3030. Our agent for service in the United States is our subsidiary, NICE Systems Inc., 301 Route 17 North, 10th Floor, Rutherford, New Jersey 07070.

          For a summary of our recent acquisitions and dispositions, please see Item 5, “Operating and Financial Review and Prospects–Recent Acquisitions and Dispositions” in this annual report.

Business Overview

          We are a leading provider of solutions that capture, manage and analyze unstructured multimedia content enabling companies and public organizations to enhance business and operational performance, address security threats and take proactive actions. Unstructured multimedia content includes phone calls to contact centers and back offices, video captured by closed circuit television cameras, radio communications between emergency services personnel, email and instant messaging. Our solutions include integrated, scalable, multimedia recording platforms, enhanced software applications and related professional services. These solutions address critical business processes and risk management, compliance procedures and security needs of corporations or government agencies. Our solutions facilitate faster decision-making and near real-time action, improving business and employee performance, and enhancing security and public safety. Our customers use our systems in a variety of enterprises, such as financial services, health care, outsourcers, retail, service providers, telecommunications, and utilities. Our public safety and security customers include air traffic control, correctional facilities, emergency services, gaming facilities, government intelligence agencies, homeland security and public transportation. Our solutions are deployed at over 23,000 customers, including over 75 of the Fortune 100 companies, across over 40,000 sites around the world.

          For a breakdown of total revenues by products and services for each of the last three years, please see Item 5, “Operating and Financial Review and Prospects–Results of Operations.”

Industry Background and Trends

          Increased focus on business productivity, operational performance and customer profitability. Companies are increasingly focused on improving productivity and increasing profitability by creating better-quality customer experiences and through achieving higher efficiencies across the enterprise. These objectives require organizations to better manage their customer, partner and employee relationships, analyze critical customer data, maximize the value of customer interactions and execute customer-focused business processes. Given the high cost of acquiring additional customers and the maturation of many once fast growing industries, it is increasingly important to convert potential customers to new customers and to maximize revenue from the retention and continued satisfaction of current customers. Similarly, due to the high cost of hiring and training new employees, it is important for organizations to address employee concerns in a timely fashion to maximize employee retention and productivity.

          In the past, companies have invested in business intelligence solutions and operational systems, which rely on structured transactional data contained in Customer Relationship Management (CRM), Enterprise Resource Planning (ERP) and other related application databases. Traditional business intelligence solutions unlock value contained in these structured data by describing what has happened in any given transaction, and then, by examining patterns in historical data, attempting to predict future customer behavior. Recently, however, companies have recognized the value contained in other types of data, including the vast amounts of unstructured multimedia content that is generated by ongoing interactions with their customers, employees or partners. By employing software-based analytics on unstructured multimedia content, companies are able to detect customer intent, often through near real-time interactions where a customer may express concerns, desires or provide other signals of their intentions. Equipped with such an “early detection” system, companies can take proactive measures to reduce customer churn, focus their marketing efforts and address employee dissatisfaction. By better understanding unstructured data, companies can develop a more comprehensive view across the enterprise, increase revenue and improve service quality, productivity and profitability.

          Increased regulatory and compliance requirements and the high cost of dispute resolution. Regulatory pressures have increased for corporations and public organizations worldwide, especially in the wake of recent well-publicized accounting scandals. For example, regulations such as the Sarbanes-Oxley Act of 2002 and the pending financial guidelines established by the International Financial Reporting Standards Board have heightened the complexity of corporate and governmental compliance. In addition, the hiring of additional finance and accounting employees and increased civil penalties and auditor expenses have raised the financial costs of both noncompliance and ongoing compliance. Moreover, it continues to be important to be able to resolve certain communication disputes, such as between counterparties in a securities trade, in an efficient and definitive manner. Existing business intelligence and other IT solutions have addressed these growing challenges to some degree. However, companies and public organizations require improved solutions that not only provide better compliance but also more current, near real-time information with increased operational visibility. These solutions need to reduce the costs associated with ongoing compliance, while creating the required audit trail for regulatory purposes.

          Internet Protocol adoption driving proliferation of multimedia content. Over the last several years, the growth of Internet Protocol (IP) based communications have expanded the types of interactions between companies and their customers, employees and partners. This proliferation, together with businesses’ replacement of legacy communications systems, has created additional growth in the need for IP-based communications solutions. To remain competitive, businesses offer email, Internet and other multimedia, IP-based transmissions, such as Voice-over-Internet-Protocol (VoIP), in addition to traditional means of communications, such as mail and analog voice calls. We believe public safety organizations are also increasingly adopting the flexibility and lower cost of IP-based technologies in their efforts to respond to public safety and security threats. Due to these and other trends, the amount and types of communications within businesses have increased dramatically. As a result, many businesses are faced with the increasing challenge of better understanding the variety of unstructured multimedia content generated by these customer, employee and partner interactions.

          Increased focus on physical corporate security. Companies operating throughout the world have recognized that threats to their physical facilities, IT networks, and personnel need to be addressed at all times. For example, many companies have determined that they need to establish measures for personnel screening and observation, invest in enhanced physical security measures and incident response capability, and deploy a variety of systems to address network-based vulnerabilities. As a result of these global trends in security needs, more companies face the growing challenge of storing and analyzing vast amounts of content, such as voice, video and other IP-based communications, captured by an increasing variety of detection devices, such as closed circuit television.

          New challenges for public safety and homeland security. Recent terrorist attacks around the world have significantly changed the geopolitical landscape and created long-term consequences for public safety, security and intelligence agencies. These agencies face new challenges in detecting, protecting and effectively responding to threats to public safety and homeland security. As a result of these global trends, security organizations face the growing challenge of storing and analyzing vast amounts of multimedia content generated by traditional and IP-based communications captured by an increasing variety of detection devices. Emergency services and public organizations require increasingly sophisticated solutions to analyze this content in order to strengthen the measures they take for public safety and security. These solutions need to identify threats as they occur and analyze video footage to identify suspicious objects or behavior more quickly and effectively.

Our Solutions

          We have developed fully integrated solutions that include software applications that can be deployed in a modular manner. This flexibility allows our customers to incorporate additional functions and capabilities as their business or operational needs change.

          The key features of our solutions are:

          Ability to capture and manage vast amounts of complex, unstructured content. Our solutions record and store a wide variety of unstructured content, allowing both our enterprise and public safety and security customers to capture valuable existing and new customer interaction data. They are designed to optimally manage the storage and retrieval of unstructured data within centralized data storage warehouses, which maximizes the efficiency of our customers’ networked environments. Our solutions can be integrated with various enterprise software applications and storage systems. As a result, our solutions enable our customers to capture and manage efficiently and reliably the vast amounts of unstructured data that are generated by their daily operations. This allows our customers to gain insight, improve profitability, enhance operational effectiveness and meet compliance and regulatory requirements.

          Near real-time insights, utilizing proprietary analytic capabilities. We have developed advanced analytics and applications that allow our customers to derive critical insights from the vast amounts of unstructured data that they capture. Our solutions provide valuable insights into important, but previously unscrutinized, interactions and the unstructured content generated by these interactions. For example, our contact center customers are able to immediately review and react to interactions with their callers. Our solutions enable our enterprise customers to detect early signs of customer churn, gain valuable information about competitors, and identify critical market information during these interactions. Our solutions enable our public safety and security customers to identify threats as they occur, and analyze video footage to identify suspicious objects or behavior more quickly and effectively. Based on these insights, our customers are better equipped to adapt and respond to changes in the market or their safety environment. Our business customers are able to increase revenue, maintain a complete view across the enterprise, and improve quality, productivity and profitability. Similarly, by extracting intelligence and insight from captured voice and video content, our solutions enable public safety and security organizations to better respond to threats, prevent intrusions, detect irregular behavior, reduce crime and accelerate investigations.

Our Strategy

The key elements of our strategy include the following:

          Drive market adoption of next-generation business intelligence solutions in both the enterprise and public safety and security markets. We believe there is a growing unmet need to capture, manage and analyze unstructured data in a wide variety of business and operational environments. Accordingly, we plan to continue to target this market through focused sales, marketing and customer education efforts. Moreover, we plan to continue to invest in research and development and strategic alliances to enhance our industry-leading solutions, delivering superior insight into driving improved operational and business results. We will continue to leverage the technology, operational and partnership synergies we derive from serving both the enterprise and public safety and security markets.

          Increase market share through our strategic alliances. We have strong strategic relationships with industry leaders such as Avaya, IPC, SAS, Motorola, Siemens and BT. We intend to continue to leverage those and additional relationships to increase the value of our solutions to our end customers. For example, we have recently signed a strategic alliance with SAS to jointly offer a next generation business intelligence solution. This solution allows enterprises to link their billing, CRM, ERP and other systems’ transactional data with their unstructured multimedia interaction data, thereby providing a more complete view of their customers’ needs and potential revenue expansion opportunities.

          Expand and leverage our position within our existing customer base. Our solutions are deployed at over 23,000 customers, including over 75 of the Fortune 100 companies, across over 40,000 sites around the world. Many customers are still using previous generations of our products. Through our market leading position in the most demanding environments, including trading floors, emergency services and transportation authorities, we believe there are abundant opportunities to expand within this customer base and migrate it to our next-generation solutions.

          Continue to pursue selective, disciplined acquisitions. We have a successful acquisition history spanning eight transactions over the past eight years. We intend to continue augmenting our organic growth through additional acquisitions that broaden our product and technology portfolio, expand our presence in selected geographic areas, broaden our customer base, and increase our distribution channels and vertical market access. We believe our acquisition strategy is aligned with our customers’ desire to procure broader, higher value solutions from a smaller group of strategic vendors.

          Deliver integrated end-to-end solutions to new and existing customers. We believe there is a growing need for vendors that can deliver a complete offering, both in the enterprise and in the public safety and security markets. With one of the largest service organizations in the industry, we are well positioned to deliver such offerings. These offerings include the provisioning of services in designing a solution around the customers’ needs, the deployment of those solutions and the ongoing delivery of maintenance services following such implementations. We intend to continue to increase our direct sales force to expand the sale of these solutions, which provides increased services revenues and closer customer relationships.

Products

          Our enterprise business intelligence solutions include recording, monitoring, quality management and business performance management solutions, which are designed to capture interactions, analyze them and take action based on this analysis to drive enterprise performance. They also help protect businesses and customers against risks posed by lost or misinterpreted voice or data transmissions as well as capture and improve contact center agent performance and the customers’ experience.

          Our public safety and security solutions are comprised of voice platforms and applications, digital video platforms and applications, and lawful interception products. Our voice platforms and applications offering to the public safety and security market ranges in size and complexity from small, single-site single-recorder systems to large, multi-site, multi-recorder systems integrated with trunked radio and computer-aided dispatch systems. We provide emergency services and air traffic control organizations with a full range of recording features for voice, radio and trunked radio, including on-line access to hundreds of hours of recording for a quick response time, a choice of different types of archiving media, and a dubbing capability to edit calls on-line for courtroom presentations. The system enables the organizations to re-construct scenarios, investigate and improve performance. Our digital video platforms and applications provide continuous CCTV, recording, archiving, and debriefing capabilities that meet the needs of today’s demanding security environments. Our lawful interception products enable the interception, delivery, monitoring, collection and advanced analysis of telecommunication interactions. These products handle both telephony and Internet data on the same platform and are fully compliant with the international standards defined by the European Telecommunications Standards Institute (ETSI), under various European legislations, and the Telecommunications Industry Association (TIA), under the Communications Assistance for Law Enforcement Act (CALEA).

Products	Markets Served	Purpose

NICE Perform	Enterprise and Public Safety & Security	Records and analyzes customer interactions with contact center agents

NiceUniverse	Enterprise and Public Safety & Security	Evaluates agent performance and raises the level of customer service in contact centers through advanced voice and desktop screen recording technologies

NiceLog	Enterprise and Public Safety & Security	Provides digital voice recording system, a computer telephony integrated multi-channel voice recording and retrieval system

NICE VoIP Capture Unit	Enterprise and Public Safety & Security	Builds on NiceLog technology to provide a complete solution to audio storage in VoIP telephony

NICE Storage Center	Enterprise and Public Safety & Security	Provides central storage option; integrates with various enterprise storage networks (SAN, NAS or DAS) for long term or medium term voice storage

NiceCall Focus III	Enterprise and Public Safety & Security

Provides a competitively priced voice recording system for organizations that have a relatively small number of input channels and a cost-effective solution for branch recording with centralized management and storage

NiceUniverse Compact	Enterprise and Public Safety & Security

Provides a competitively priced voice recording and quality management system for organizations that have a relatively small number of input channels and a cost-effective solution for small contact centers with centralized management and storage

Freedom Enterprise	Enterprise and Public Safety & Security	Provides recording and analysis of customer interactions with contact center agents

Freedom FT	Enterprise and Public Safety & Security	Provides high-level fault-tolerant recording

Mirra	Enterprise and Public Safety & Security	Provides small recording system that is suited to simple recording applications in which it can record up to 32 channels of voice traffic from a wide variety of analog and digital interfaces

NiceVision Pro	Public Safety & Security	Provides premium solution designed for high-end applications requiring high-frame rate and/or a large number of cameras in a campus environment

NiceVision Harmony	Public Safety & Security	Provides mid-range digital video recording solution designated for sites accommodating a large number of cameras yet requiring a variety of frame rates per channel

NiceVision Alto	Public Safety & Security	Provides mid-range digital video recording solution

NiceVision NVSAT	Public Safety & Security	Provides small scale digital video recording solution

FAST alpha Silver	Public Safety & Security	Provides high quality digital video monitoring and recording solution for large to mid-size applications

FAST alpha Blue	Public Safety & Security	Provides “all in one” solution for high quality video monitoring and recording for small to mid-size applications

NiceTrack	Public Safety & Security	Provides interception, delivery, monitoring, collection and advanced analysis of telecommunication interactions

Freedom rDT	Public Safety & Security	Works with the Motorola or M/A-COM trunked radio system to record radio communications dynamically and capture trunked radio data

          NICE Perform is our flagship enterprise product. It is an integrated suite of solutions that offers innovative ways for organizations to generate insight from interactions to enhance performance. NICE Perform combines multiple data sources in a fully integrated architecture with a centralized data warehouse, allowing interoperability of many data sources to address a variety of business issues with a high level of accuracy. The data sources include word spotting, emotion detection, talk pattern analysis, customer surveys, Computer Telephony Integration (CTI) analysis, application activities and business data. With a set of advanced engines, NICE Perform provides multi-dimensional analytics of these data sources. State-of-the-art visualization techniques help enable analysts and executives to quickly and easily identify trends, deviations and situations requiring immediate action. While providing critical statistical data, NICE Perform goes beyond the scope of transactional analytics to help decision makers understand customer intent and market dynamics, identify current and future trends early enough for proactive management of challenges, opportunities and changes, and enhance corporate governance throughout the enterprise. NICE Perform also contains the contact center quality management capabilities of NiceUniverse. In addition, NICE Perform includes advanced online coaching capabilities that enable supervisors to coach the contact center agents in order to improve their skills and to empower them and cover matters as needed by different departments, such as marketing or order administration.

          NiceUniverse, introduced in February 1998, is a comprehensive quality management solution used to evaluate contact center agent performance and to raise the level of customer service in contact centers through advanced voice and desktop screen recording technologies. The NiceUniverse system provides objective evaluation tools and helps identify training requirements for contact center agents, including near real-time monitoring for instant access to live customer interactions and enhanced reporting and administration features. NiceUniverse uses a CTI that integrates with automatic call distributions (ACDs) that enable NiceUniverse to monitor and record agent sessions (voice and screen) on a user-defined schedule and store them in compressed digital format. Sessions can be retrieved later by the reviewers from their network PCs or thin clients, and agent performance is graded using customized on-screen templates. From these templates and other data, NiceUniverse generates detailed reports, statistics and graphs to help identify training requirements and set relevant benchmarks for contact center agents.

          NiceLog, our digital voice recording system, is a computer telephony integrated multi-channel voice recording and retrieval system. NiceLog is an open architecture system based on PC architecture and advanced audio compression technology that performs continuous, reliable recordings of up to thousands of analog and digital telephone lines, as well as radio channels, and enables simultaneous access by multiple users. NiceLog can be used either as a stand-alone unit or as part of a highly expandable and scaleable system comprised of several seamlessly integrated units. Each NiceLog unit can simultaneously record, monitor, archive and play back voice communications.

          NICE VoIP Capture Unit builds on our NiceLog technology to provide a complete solution to audio storage in VoIP telephony environments. The VoIP Capture Unit provides an IP-recording platform with a wide range of scaleable recording solutions that supports the leading telephony vendors. Our VoIP Capture Units are fully integrated with the NICE product portfolio, making all of our applications available for use over VoIP. NICE VoIP Loggers can serve alongside other logger types in a mixed VoIP/non-VoIP environment with the same familiar application software; users are unaware of the voice capture method being used. NICE VoIP Capture Unit’s active recording solutions integrate with leading vendors such as Avaya, offering centralized recording of distributed environments and other benefits.

          NICE Storage Center, NiceLog’s central storage option, can integrate with various enterprise storage networks (SAN, NAS or DAS) for long-term or medium-term voice storage. Central storage sites can hold the entire voice recording from the organization’s different sites, helping to reduce management costs and redundancy. The retrieval process is fully automated.

          NiceCall Focus III is a voice recording system that records up to 48 input channels and provides up to 66,000 hours of on-line voice storage capacity (using NICE’s ACA compression) and supports a wide range of archiving devices for long-term storage options. NiceCall Focus III offers a wide range of connectivity to PABX and radio systems and is built on the core technology of Nice High Density Logger. NiceCall Focus III provides organizations that have a relatively small number of input channels, such as public safety agencies, with a competitively priced yet technologically advanced digital recording product that offers many of the connectivity and processing features of NiceLog. NiceCall Focus III is being targeted primarily at public safety facilities, including 911 emergency centers, and utilities, as well as small bank branches, financial trading sites, and contact centers.

          NiceUniverse Compact is a new total recording and quality management solution for contact centers with up to 48 seats. NiceUniverse Compact integrates NICE’s market-leading interaction recording infrastructure with its highly successful quality management offering, creating a powerful, cost-effective recording and quality management application packaged as a unique single-box solution, easily installed and maintained with a remarkably low total cost of ownership. NiceUniverse Compact is being targeted primarily at small contact centers with up to 48 seats, as well as public safety facilities that require total recording and quality management solutions.

          Freedom Enterprise combines state-of-the-art recording technology for full-time or selective recording with advanced tools for optimizing contact center performance in virtually any telephony environment, including circuit-switched telephony, VoIP and hybrid environments.

          Freedom FT provides high-level fault-tolerant recording with a design that eliminates single points of failure and ensures that recordings are captured and accessible when required.

          Mirra is a small recording system that is particularly suited to simple recording applications in which it can record up to 32 channels of voice traffic from a wide variety of analog and digital interfaces. Mirra has been designed to be simple to install, operate and maintain and has been sold to many local, city and state public safety organizations that have a single site operation. Digitized voice and associated data are stored on DVD disks that provide a robust and long-term archive medium. Mirra’s design avoids using an internal hard disk for the operating system and consequently it starts-up very rapidly and avoids the maintenance liabilities associated with hard disks.

          NiceVision consists of NiceVision Pro, NiceVision Harmony, NiceVision Alto and NiceVision NVSAT. NiceVision is a state-of-the-art digital video and audio recording system that provides continuous CCTV, recording, archiving, and debriefing capabilities for, among others, central banks, Fortune 500 companies, transportation facilities, prisons and casinos.

          NiceVision Pro is designed for high-end applications requiring high frame rate and/or a large number of cameras in a campus environment. Typical environments for the NiceVision Pro are airports, casinos and ground transportation facilities. The NiceVision Pro accommodates 96 video channels in a single box and can handle storage devices in the range of terabytes. There are two types of devices: disk based on-line storage (internal drives or external RAIDs) and tape-based off-line devices.

          NiceVision Harmony is a mid-range digital video recording solution designated for sites accommodating a large number of cameras yet requiring a variety of frame rates per channel, from single frames per second to full frame rate, when required. Typical environments for the NiceVision Harmony are retail shops, certain bank facilities and corporate buildings. The NiceVision Harmony supports 64 video channels with a preset frame rate shared between groups of channels. The NiceVision Harmony can also support large storage devices like the NiceVision Pro.

          NiceVision Alto is a mid-range product that is able to support eight to 32 video channels using variable frame rates and resolutions. Typical environments for the NiceVision Alto are distributed sites that require high image quality and adjustable level of service to meet different networking channels. The NiceVision Alto runs content analytics to support smart monitoring.

          NiceVision NVSAT is a small scale unit that supports four to eight video channels. It is designed for distributed architectures, providing high image quality, level of service and content analytics.

          FAST alpha Silver is designed for applications requiring monitoring and recording of high video quality at high frame rate. The system supports distributed architecture over IP based networks, using encoders and digital video servers, and supports up to 64 digital video streams in a single server. Typical applications are ones that require high video quality, such as casinos, or distributed architecture, such as various transportation projects.

          FAST alpha Blue is an “all in one” solution for monitoring and recording high quality video at varying frame rates. The system supports up to 32 channels in a single chassis and can be configured easily using a configuration wizard. The FAST alpha Blue is suitable for small to mid-size installations that require a “plug and play” solution for high quality video monitoring and recording.

          The NiceTrack product line provides law enforcement agencies, internal security services and intelligence organizations with end-to-end solutions for the interception, delivery, monitoring, collection and advanced analysis of telecommunication interactions. This product line provides intelligence analysts with a broad intelligence perspective to ensure that crucial information is always delivered to decision makers and operational staff in near real-time. NiceTrack also features an open architecture design that offers government agencies the flexibility to build an effective intelligence platform customized and localized to suit specific operational requirements. NiceTrack, as a lawful interception solution, is fully compliant with the international standards defined by ETSI (under various European legislations) and TIA (under the CALEA legislation).

          Freedom rDT works with the Motorola or M/A-COM trunked radio system to record radio communications dynamically and capture trunked radio data. It is a solution aimed at the emergency services market.

Strategic Relationships

          We have a dedicated sales organization for all of our products. In certain regions, most significantly, North America, a substantial part of our sales are made directly, while in other regions, most notably, Asia Pacific (APAC), sales are made through our distribution channels. In addition, we partner with leading companies to deliver and support our solutions. In the financial institutions market, we have established marketing, sales and support arrangements with leading suppliers of complementary products including BT, Etrali and IPC. These companies market and distribute our products to their customers either as stand-alone solutions or as integrated parts of their own solutions. For our contact center customers, we have entered into global distribution agreements as well as alliance and partnership programs with leading vendors including Avaya, BT, SAS and Siemens. In the public safety and security markets, we have formed alliances for the co-marketing and distribution of our products with leading companies including Anixter, Diebold, Motorola, Siemens, Thales, Tyco and Honeywell.

Service and Support

          We have focused on building a strong service and support organization for all our systems and have focused on rendering the various regions in which we operate to be as self sufficient as possible. Our partners and dealers are primarily responsible for supporting the day-to-day requirements of the end-users, while we provide technical support to such partners and dealers. In order to support our direct customers and partners, we established three regional support centers, the largest of which is in Denver, Colorado, to support our U.S. customers and partners, as well as one in the United Kingdom to support EMEA customers, dealers and partners, and one in Hong Kong to support APAC customers, dealers and partners. We maintain at our headquarters a staff of highly skilled customer service engineers that offer support to our dealers or partners that offer direct support to our customers. These service engineers, as well as additional service engineers located in our offices in the United States, EMEA and APAC, provide first class field services and support worldwide. We maintain regular training sessions for our dealers and installation support as well.

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

          We manufacture our products through subcontractors. Under a contract manufacturing agreement with Flextronics Israel Ltd., a subsidiary of a global electronics manufacturing services (or EMS) company, Flextronics provides us with a turnkey manufacturing solution including order receipt purchasing, manufacturing, testing and configuration. This agreement covers all of our product lines, including our voice recording family of products, our video product lines, our upgrade lines and our spare parts and RMA. We believe this outsourcing agreement provides us with a number of cost advantages due to Flextronic’s large-scale purchasing power, and greater supply chain flexibility. We also have a contract manufacturing agreement with Dictaphone’s EMS division entered into by us simultaneously with the acquisition of CRS. Under this agreement EMS is the manufacturer of all ex-CRS products. This manufacturing facility is located in the United States.

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

          We had a manufacturing agreement with Instem Technologies Ltd., a U.K. company, which was entered into by Thales Contact Solutions (or TCS) prior to its acquisition by us. On September 22, 2005, the manufacturing agreement with Instem was terminated due to Instem’s entering into bankruptcy. Our ex-TCS products are now manufactured for us by Flextronics.

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

Research and Development

          We believe that the development of new products and the enhancement of existing products are essential to our future success. Therefore, we intend to continue to devote substantial resources to research and new product development, and to continuously improve our systems and design processes in order to reduce the cost of our products. Our research and development efforts have been financed through our internal funds and programs sponsored through the Government of Israel. We believe our research and development effort has been an important factor in establishing and maintaining our competitive position. Gross expenditures on research and development in 2003, 2004 and 2005 were approximately $26.4 million, $27.5 million and $33.4 million, respectively, of which approximately $1.3 million, $1.3 million and $1.7 million, respectively, were derived from third-party funding, and $2.3 million, $1.3 million and $0.8 million, respectively, were capitalized software development costs.

          In 2005, we were qualified to participate in seven programs funded by the Office of the Chief Scientist, or OCS, of the Israeli Ministry of Industry, Trade and Labor to develop generic technology relevant to the development of our products. Such programs are approved pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, or the Research and Development Law, and the regulations promulgated thereunder. We are eligible to receive grants constituting between 20% and 66% of certain research and development expenses relating to these programs. These programs include programs approved under certain Magnet consortiums and programs approved for companies with large research and development activities. Accordingly, as opposed to the standard type of OCS grants (described below), the grants under these programs are not required to be repaid. However, the restrictions of the Research and Development Law described below apply to these programs. In 2003, 2004 and 2005, we received a total of $1.4 million, $0.8 million and $2.2 million, respectively, and we anticipate receiving approximately $0.4 million in 2006 from these programs.

          We are eligible to receive grants from the OCS under its “standard” programs, usually constituting a grant of up to 50% of certain approved research and development expenses, for the research and development of approved technology. Under the terms of these programs, a grant recipient is required to pay royalties of 3% to 5% of the net sales of products incorporating technology developed in, and related services resulting from, a project funded by the OCS. Generally, the royalties are required to be paid beginning with the commencement of sales of such products and ending when 100% of the grant is repaid in New Israeli Shekels, or NIS, linked to the U.S. dollar plus LIBOR interest. In 2003, 2004 and 2005, we received no such grants and incurred no royalty obligations under these programs, and we have no further royalty obligations to the OCS.

          The Research and Development Law generally requires that the product developed under an OCS-funded program be manufactured in Israel. However, upon the approval of the OCS, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased, which increase might be up to 300% of the grant (depending on the portion of the total manufacturing volume that is performed outside of Israel). The OCS is authorized to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. The Research and Development Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the OCS is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the OCS whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount will be required in such cases.

          The Research and Development Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the OCS. Such approval is not required for the sale or export of any products resulting from such research or development. The Research and Development Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel, except in certain circumstances and subject to prior OCS approval. The OCS may approve the transfer of OCS-funded know-how outside Israel in the following cases: (a) the grant recipient pays to the OCS a portion of the sale price paid in consideration for such OCS-funded know-how (according to certain formulas); or (b) the grant recipient receives know-how from a third party in exchange for its OCS-funded know-how; or (c) such transfer of OCS-funded know-how arises in connection with certain types of cooperation in research and development activities.

          The Research and Development Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and interested parties to notify the OCS of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the OCS to comply with the Research and Development Law. In addition, the rules of the OCS may require prior approval of the OCS or additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares or ADSs will be required to notify the OCS that it has become an interested party and to sign an undertaking to comply with the Research and Development Law.

          The funds available for OCS grants out of the annual budget of the State of Israel were reduced in recent years, and the Israeli authorities have indicated in the past that the government may further reduce or abolish OCS grants in the future. Even if these grants are maintained, we cannot presently predict what would be the amounts of future grants, if any, that we might receive.

          In January 2006, we were selected to participate in the Sixth Framework Programme (FP6). FP6 is the European Community Framework Programme for Research, Technological Development and Demonstration. FP6 funds and promotes research. We anticipate that our program will commence in May 2006 and will be in effect for a period of approximately 2.5 years. FP6 will give us funding of approximately EUR 325,000 during this period. There are no royalty obligations associated with receiving such funding.

Intellectual Property

          We currently rely on a combination of trade secret, patent, copyright and trademark law, together with non-disclosure and non-compete agreements, to establish and/or protect the technology used in our systems.

          We currently hold 29 U.S. patents and 20 patents issued in additional countries covering the same technology as the U.S. patents. We have over 128 patent applications pending in the United States and other countries. We believe that the improvement of existing products, and the development of new products are important in establishing and maintaining a competitive advantage. We believe that the value of our products is dependent upon our proprietary software and hardware continuing to be “trade secrets” or subject to copyright or patent protection. We generally enter into non-disclosure and non-compete agreements with our employees and subcontractors. However, there can be no assurance that such measures will protect our technology, or that others will not develop a similar technology or use technology in products competitive with those offered by us. Although we believe that our products do not infringe upon the proprietary rights of third parties, there can be no assurance that one or more third parties will not make a contrary claim or that we will be successful in defending such claim.

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

          We own the following trademarks in different countries: Insight from Interactions™, 3600 View™, Executive Connect®, Executive Insight™, Freedom®, Investigator®, Mirra®, Universe®, My Universe™, NICE®, NiceCall®, NiceCall Focus™, NiceCLS™, NICE Learning™, eNiceLink™, NiceLog®, Playback Organizer™, Renaissance®, ScreenSense™, NiceScreen™, NICE Storage Center™, NiceTrack™, NiceUniverse®, NiceVision®, NiceVision Harmony™, NiceVision Mobile™, NiceVision Pro™, NiceVision NVSAT™, NiceVision Alto™, Scenario Replay™, Tienna®, Wordnet®, NICE Perform™, NICE Inform™, NICE Analyzer™, Last Message Replay™, NiceUniverse Compact™, Customer Feedback™, Interaction Capture Unit™, Dispatcher Assessment™, Encorder™, Freedom Connect®, FAST®, FAST Alpha Silver™, FAST Alpha Blue™ and Alpha®. Applications to register certain of these marks have been filed in certain countries, including Australia, Brazil, the European Union, Germany, Great Britain, Israel, Japan, Mexico, Argentina and the United States. Some of such applications have matured to registrations.

Regulation

Israeli Export Restrictions

          The export of certain defense products from Israel, such as our NiceTrack products, requires a permit from the Defense Sales and Exports branch of the Israeli Ministry of Defense, or SIBAT. In addition, the sale of products to certain customers, mostly armed forces, also requires a permit from the Israeli Ministry of Defense. In 2005, only a small portion of all of our sales was subject to such permit requirements. To date, we have encountered no difficulties in obtaining such permits. However, the Ministry of Defense notifies us from time to time not to conduct business with specific countries that are undergoing political unrest, violating human rights or exhibiting hostility toward Israel. We may be unable to obtain permits for our defense products we could otherwise sell in particular countries in the future.

New European Environmental Regulations

          Our European activities require us to comply with Directive 2002/95/ec of the European Parliament on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (the RoHS Directive), which will take effect on July 1, 2006. This directive provides that producers of electrical and electronic equipment may not place new equipment containing lead, mercury and certain other materials deemed to be hazardous, in amounts exceeding any relevant set maximum concentration values, on the market in the European Union. Certain of our hardware products that include our business solutions may need to be modified to meet this regulation. Some of our suppliers may be required to comply with these new rules and may be unable to do so on a timely basis. Complying with this directive may impose some additional costs and administrative burden on us. If we fail to achieve compliance, including by reason of a delay or failure of our suppliers to comply, we may be restricted from conducting certain business in the European Union, which could adversely affect our results of operations.

          Our European activities also require us to comply with Directive 2002/96/EC of the European Parliament on Waste Electrical and Electronic Equipment, or the WEEE Directive. The WEEE Directive covers the labeling, recovery and recycling of IT/Telecommunications equipment, electrical and electronic tools, monitoring and control instruments and other types of equipment, devices and items, and already partly came into effect on August 13, 2005. Our products fall within the scope of the WEEE directive, and we are taking and will continue to take all requisite steps to ensure compliance. The WEEE directive is required to be implemented by each member country of the European Union through its own national legislation. Accordingly, we cannot at this time be certain that we will be able to comply with the specific regulations which will be enacted to implement the WEEE directive in each of the individual countries in the European Union. If we fail to achieve compliance, including by reason of a delay or failure to comply, we may be restricted from conducting certain business in the European Union, which could adversely affect our results of operations.

Competition

          The market for our enterprise interaction solutions is highly competitive and includes numerous products offering a broad range of features and capabilities. As the market is still developing, we anticipate that a number of our existing and potential competitors will be introducing new and enhanced products. Some of our competitors in the digital voice recording and quality management for contact center agent monitoring businesses include Autonomy (formerly e-talk), Verint Systems Inc. (formerly Comverse Infosys), a subsidiary of Comverse Technology Inc., and Witness Systems Inc.

          We believe that competition in the evolving enterprise interaction solutions market is based on a number of factors related to the product offering and business model. With respect to products, we consider system performance and reliability, the ability to integrate with a variety of external computer and communications systems and ease of use as key factors. With respect to the business model, we consider marketing and distribution capacity, price and global service and support capacity as key factors. We believe that NICE Perform applications have a competitive advantage based on their holistic integration of various unstructured data sources, their ability to extract insight with a multi-dimensional approach, their wide-range connectivity and compatibility with telephone and computer networks and their ease of use. We believe that we have a competitive advantage because of the size and capabilities of our global distribution network, our business partners, and our global service and support capacity.

          Traditionally, public safety customer voice recording requirements for emergency phones and radio were relatively basic. As the command and control center is becoming more complex and advanced systems are being deployed, and as more trunk radio and IP-based systems are offered, the recording system has to be integrated with these systems. Our ability to deliver a more integrated and sophisticated recording system that can capture voice, video, data and meta-data information from trunk radio systems and computer aided dispatch, or CAD, systems, positions our products above the competition mainly in the large high-end emergency centers. In addition, we believe that applications for scenario reconstruction of an incident connecting voice, video, data and meta-data together give us an advantage over the competition. Some of our competitors in the public safety market include ASC Telecom, Mercom and Voiceprint.

          There are several competitors who have products that compete with our video platform and applications. Our main competitors in this market are Bosch (formerly VCS), Dallmeier, GE (formerly Visiowave), Pelco and Verint Systems. We believe that our approach to provide a full solution based on our self-developed recording, management software, networking devices and real-time content analysis creates a competitive advantage in this market.

          There are a number of competitors in the telecommunications monitoring market, having products competing with our NiceTrack system, the major ones being Raytheon Company, Siemens, ETI, JSI and Verint Systems. We believe that our solution offers innovations that provide law enforcement agencies the tools and capabilities they require to meet the challenges of today’s advanced telecommunications world, as well as being price competitive.

Organizational Structure

          The following is a list of all of our significant subsidiaries, including the name, country of incorporation or residence, and the proportion of our ownership interest in each.

Name of Subsidiary	Country of Incorporation or Residence	Percentage of Ownership Interest

Nice Systems Inc.	United States	100%
NICE Systems GmbH	Germany	100%
NICE Systems Canada Ltd.	Canada	100%
NICE CTI Systems UK Ltd.	United Kingdom	100%
STS Software Systems (1993) Ltd.	Israel	100%
NICE APAC Ltd.	Hong Kong	100%
NiceEye BV	Netherlands	100%
NiceEye Ltd.	Israel	100%
Nice Systems S.A.R.L.	France	100%
Racal Recorders Systems Ltd.	United Kingdom	100%
Nice Interactive Solutions India Private Ltd.	India	100%
Nice Japan Ltd.	Japan	100%
Nice Systems Latin America, Inc.	United States	100%
Nice Systems (Singapore) Pte. Ltd.	Singapore	100%
Nice Systems Australia PTY Ltd.	Australia	100%
Nice Switzerland AG	Switzerland	100%
Fast Video Security GmbH	Germany	100%
Fast Video Security (UK) Ltd.	United Kingdom	100%

Property, Plants and Equipment

          Our executive offices and engineering, research and development operations are located in Ra’anana, Israel, where we occupy approximately 140,000 square feet of space, pursuant to a lease expiring in 2008. This lease may be terminated by us at any time from the year 2006, subject to certain conditions. The annual rent and maintenance fee for the facility is approximately $2.9 million linked to the changes in the U.S. consumer price index. We have leased various offices and other facilities in North America and in several other countries, as described below.

Our North American facilities consist of:

—

Our North American headquarters in Rutherford, New Jersey, which occupy approximately 28,400 square feet. We also have a warehouse facility in Lyndhurst, New Jersey, which occupies approximately 6,000 square feet;

—	Our office in San Diego, California, which occupies approximately 6,250 square feet (subleased in its entirety to a third party);

—	Our office in Chicago, Illinois, which occupies approximately 1,000 square feet;

—	Our office in Denver, Colorado, which occupies approximately 30,775 square feet;

—	Our office in New York, New York, which occupies approximately 4,300 square feet;

—	Our office in Melbourne, Florida, which occupies approximately 5,000 square feet;

—	Our office in Stratford, Connecticut, which occupies 19 workstations; and

—	Our office in Herndon, Virginia, which occupies approximately 3,900 square feet.

Our international facilities consist of:

—	Our office in Frankfurt, Germany, which occupies approximately 2,850 square feet;

—	Our office in Friedrichaphen, Germany, which occupies approximately 8,370 square feet;

—	Our office in Hunenberg, Switzerland, which occupies approximately 5,490 square feet;

—	Our office in London, UK, which occupies 3 workstations;

—	Our office in Southampton, UK, which occupies approximately 34,870 square feet;

—	Our office in Watford, UK, which occupies 30 workstations;

—	Our office in Paris, France which occupies approximately 3,175 square feet;

—	Our office in Hong Kong, which occupies approximately 4,810 square feet;

—	Our office in Tokyo, which occupies approximately 1,778 square feet;

—	Our office in Bangalore, which occupies approximately 1,047 square feet;

—	Our office in Singapore, which occupies approximately 2,232 square feet;

—	Our office in Sydney, Australia, which occupies approximately 2,755 square feet; and

—	Our office in Melbourne, Australia, which occupies approximately 170 square feet.

We believe that our existing facilities are adequate to meet our current and foreseeable needs.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects.

          The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes and other financial information included elsewhere in this annual report. This discussion contains certain forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, including those set forth under Item 3D, “Key Information -- Risk Factors” and elsewhere in this report, our actual results may differ materially from those anticipated in these forward-looking statements. For more information about forward-looking statements, see the Preliminary Note that precedes the Table of Contents of this Annual Report on Form 20-F.

Overview

          We are a leading provider of solutions that capture, manage and analyze unstructured multimedia content enabling companies and public organizations to enhance business and operational performance, address security threats and take proactive actions. Unstructured multimedia content includes phone calls to contact centers and back offices, video captured by closed circuit television cameras, radio communications between emergency services personnel, email and instant messaging. Our solutions include integrated, scalable, multimedia recording platforms, enhanced software applications and related professional services. These solutions address critical business processes and risk management, compliance procedures and security needs of corporations or government agencies. Our solutions facilitate faster decision-making and near real-time action, improving business and employee performance, and enhancing security and public safety. Our customers use our systems in a variety of enterprises, such as financial services, health care, outsourcers, retail, service providers, telecommunications, and utilities. Our public safety and security customers include air traffic control, correctional facilities, emergency services, gaming facilities, government intelligence agencies, homeland security and public transportation. Our solutions are deployed at over 23,000 customers, including over 75 of the Fortune 100 companies, across over 40,000 sites around the world.

          Our products are sold primarily through a global network of distributors, system integrators and strategic partners; a portion of product sales and most services are sold directly to end-users. One distributor accounted for approximately 20%, 19% and 21% of revenues in 2003, 2004 and 2005, respectively.

Recent Acquisitions and Dispositions

          The following acquisitions were accounted for as purchases, and, accordingly, the purchase price for each acquisition was allocated to the assets acquired and liabilities assumed based on their respective fair values. The results of operations related to each acquisition are included in our consolidated statement of operations from the date of acquisition. The disposed business was accounted for as a discontinued operation as of the date of its disposition.

          In January 2006, we acquired all the outstanding shares of FAST Video Security AG, a Switzerland-based developer of innovative video systems for security and surveillance purposes, for approximately $21 million in cash, plus potential earn-outs based on performance milestones amounting to a maximum of an additional $12 million payable over the next three years.

          In September 2005, we acquired the assets and assumed certain liabilities of Hannamax Hi-Tech Pty. Ltd. for $1.8 million. Hannamax was our distributor in Australia and New Zealand. With the acquisition of Hannamax, we expect to expand our customer base and presence in Australia and New Zealand and to expand and strengthen our support organization in the region. Under the terms of the acquisition agreement, in the second quarter of 2006, an additional $0.5 million was paid, and in 2007 a contingent cash payment of up to $0.5 million will be due if certain financial performance criteria are met, as part of a two-year earn-out provision. Should any contingent payment be made under the agreement in the future, the additional consideration will increase the aggregate purchase price and, as a result, we will record additional goodwill.

          In June 2005, we acquired the assets and assumed certain liabilities of Dictaphone Corporation’s Communications Recording Systems business (Dictaphone CRS) for approximately $38.5 million. Dictaphone CRS provides liability and quality management systems for emergency services, critical facilities, contact centers and financial trading floors. The parties have signed an amendment to the aforementioned asset purchase agreement with Dictaphone, according to which a final adjustment will be made to the audited closing balance sheet, which will reduce the purchase price under the asset purchase agreement by $2 million. In addition, the parties agreed that we are entitled to all previously undistributed interest and other investment income earned with respect to such escrow funds.

          In March 2004, we sold the assets and liabilities of our COMINT/DF military-related business to ELTA Systems Ltd. for $4.0 million. The assets and liabilities sold included the intellectual property, fixed assets, inventory, and contracts related to the COMINT/DF product line, which included high performance spectral surveillance and direction finding systems that detect, identify, locate, monitor and record transmission sources. In 2002, 2003 and 2004, the COMINT/DF business generated revenues of approximately $7.2 million, $6.5 million and $0.8 million, respectively, and net income of approximately $1.4 million, $1.5 million and $3.2 million (including gain on disposition), respectively.

2005 Public Offering

          In December 2005, we completed a public offering on Nasdaq of 4,600,000 ADSs, representing 4,600,000 of our ordinary shares, at a public offering price of $46.25 per ADS. The proceeds of the offering, net of underwriting discount and other related expenses, amounted to approximately $201.7 million.

Off-Balance Sheet Transactions

          We have not engaged in nor been a party to any off-balance sheet transactions.

Critical Accounting Policies

          The preparation of financial statements in conformity with GAAP requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that the significant accounting policies which affect its more significant judgments and estimates used in the preparation of the consolidated financial statements and those that are the most critical to aid in fully understanding and evaluating our reported results include the following:

—	Revenue recognition
—	Allowance for doubtful accounts
—	Inventory valuation
—	Impairment of long-lived assets
—	Provision for income taxes
—	Contingencies

          Revenue Recognition. We derive our revenues primarily from two sources: product revenues, which include hardware and software sales; and service revenues, which include support and maintenance, installation, consulting and training revenue. Revenue related to sales of our products is generally recognized when persuasive evidence of an agreement exists, the product has been delivered and title and risk of loss have passed to the buyer, the sales price is fixed or determinable, no further obligations exist, and collectibility is probable. Sales agreements with specific acceptance terms are not recognized as revenue until the customer has confirmed that the product or service has been accepted. Revenues from maintenance and professional services are recognized ratably over the contract period or as services are performed.

          For arrangements with multiple elements, we allocate revenue to each component of the arrangement using the residual value method based on vendor specific objective evidence (VSOE) of the undelivered elements. This means that we defer the arrangement fee equivalent to the fair value of the undelivered elements until these elements are delivered. Our VSOE used to allocate the sales price to maintenance is based on the renewal percentage.

          To assess the probability of collection for revenue recognition, we have an established credit policy that determines, by way of mathematical formulae based on the customers’ financial statements and payment history, the credit limit that reflects an amount that is deemed probably collectible for each customer. These credit limits are reviewed and revised periodically on the basis of new customer financial statement information and payment performance.

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

          During 2002 we completed the outsourcing of the manufacture of our audio and video product platforms. Under this arrangement, we take ownership of inventories at the conclusion of the manufacturing process, such inventories representing finished goods or spare parts. As we largely manufacture to order, we do not tend to accumulate finished goods. We are obligated, however, to purchase certain excess raw material and subassembly inventories from the contract manufacturer that may be deemed obsolete or slow-moving. We monitor the levels of the contract manufacturer’s relevant inventories periodically and, if required, will write-off such deemed excess or obsolete inventory.

          Impairment of Long-Lived Assets. Our long-lived assets include property and equipment, investment in affiliates, goodwill and other intangible assets. The fair value of the investment in affiliates is dependent upon the performance of the companies in which we have invested. In assessing potential impairment of these investments, we consider this factor as well as the forecasted financial performance of the investees and other pertinent information. We record an investment impairment charge when we believe that the investment has experienced a decline in value that is other than temporary. During 2002, we recognized $229,000 of impairment losses related to our investment in affiliates. As of December 31, 2005, the carrying value of our investments in affiliate was $1.2 million.

          In assessing the recoverability of our property and equipment, goodwill and other intangible assets, we must make assumptions regarding the estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

          SFAS No. 142 “Goodwill and Other Intangible Assets” addresses the initial recognition and measurement of intangible assets acquired in a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives will be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but rather will be tested at least annually for impairment. We adopted SFAS No. 142 beginning January 1, 2002. Upon adoption of SFAS No. 142, we discontinued the amortization of recorded goodwill, which was approximately $3.4 million on an annual basis at that time. We performed an impairment test of our goodwill as of January 1, 2002 under the transitional provisions of SFAS No. 142, and our test did not indicate an impairment of goodwill. We confirmed that we have only one reporting unit to which we allocated all recorded goodwill, as well as all assets and liabilities.

          By October 1, 2002, our stock price had declined significantly from January 1, 2002, at which point our market capitalization, based on our stock price, was below book value. The price of our ADSs was $17.04 per ADS on January 2, 2002 and declined to $8.47 per ADS by October 1, 2002. We determined our fair value based on relative market multiples for comparable businesses and a discounted cash flow model. This evaluation indicated that an impairment might exist. We then performed Step 2 under SFAS No. 142 in which an amount of the impairment loss, if any, must be measured. Four categories of intangible assets were identified as being separable from goodwill in accordance with SFAS No. 141 “Business Combinations.” These included trade names, an in-place distribution network, technology based intangible assets and maintenance contracts. In valuing the NICE trade name, a relief from royalty method was used. Under this method, the value of a trade name reflects the savings realized by owning the trade name. The value of the intangible asset under the relief from royalty method is dependent upon the following factors: the selected royalty rate, the revenues expected to be generated from the underlying intellectual property, the discount rate and the expected life of the intellectual property. The value of our distribution network was determined through the use of the cost approach. Using this method, the value of the distribution network is estimated as the after-tax direct costs that a potential acquirer would avoid spending in recreating a similar functional distribution network. The value of the intangible asset under the cost method is dependent upon the estimated direct cost of establishing a new distributor relationship. Qualifying technology-based intangible assets consist of current and core technology and technologies that were under development at the valuation date. The current and core technology was valued using a derivation of the income approach, namely the excess earnings method. This method is used to analyze the earnings contribution of an intangible asset. Under this method, the excess earnings that an intangible asset generates are calculated over the intangible asset’s expected life and discounted to the present to calculate the fair value of the intangible asset. Excess earnings are defined as the residual earnings after providing for appropriate returns on the other identified contributing assets. The value under the excess earnings method is dependent upon the following factors: the expected revenues generated by the intangible asset, the expected after-tax earnings on those revenues, the charges (or returns) required on other contributing assets and the discount rate. Our maintenance contracts, which are intangible assets under the contractual-legal criterion of SFAS No. 141, were valued using the excess earnings method. In determining the applicable discount rate to be used to estimate the fair value of our net assets, we calculated a market-derived rate based on our estimated weighted average cost of capital. In determining our cost of equity, we used a standard methodology based on the capital asset pricing model and analyzed selected guideline companies, industry data and factors specific to us. We expect to use a similar decision process in the future.

          Following these analyses, we compared the carrying amount of goodwill to the implied fair value of the goodwill and determined that an impairment loss existed. A non-cash charge totaling $28.3 million was recorded in the fourth quarter of 2002 to write down goodwill to its fair value under the caption “Goodwill impairment.” The valuation of long-lived assets requires significant estimates and assumptions. These estimates contain management’s best estimates, using appropriate and customary assumptions and projections at the time. If different estimates or projections were used, it is reasonably possible that our analysis would have generated materially different results.

          In the fourth quarter of 2005, we performed our annual test on the remaining goodwill pursuant to the SFAS No. 142 requirements, applying the same methodologies as those used in the prior year. No additional impairment was found to exist. We will continue to perform an impairment test at least annually and on an interim basis should circumstances indicate that an impairment loss may exist. The outcome of such testing may lead to the recognition of an impairment loss.

          Taxes on Income. We record income taxes using the asset and liability approach. Management’s judgment is required in determining our income tax expense in each of the jurisdictions in which we operate. The provision for income tax is calculated based on our estimates for our exposure to current taxes, which is based on assumptions as to our entitlement to various benefits pursuant to applicable tax laws in the jurisdictions in which we operate, together with our assessment of temporary differences resulting from differing treatment of certain items for accounting and tax purposes. We have recognized a deferred tax asset for net operating losses (less a valuation allowance), acknowledging our belief that our future income for tax purposes is expected to be reduced as a result of these net operating losses. We have considered future taxable income, future expected tax benefits, prudent and feasible tax planning and transfer pricing strategies and other available evidence in determining the need for a valuation allowance. Although we believe that our estimates are reasonable and that we have considered future taxable income and ongoing prudent and feasible tax strategies in estimating our tax outcome, there is no assurance that the final tax outcome, possibly after audit by the relevant tax authorities, will not be different than those which are reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision, net income and cash balances in the period in which such determination is made.

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

Results of Operations

          The following table sets forth our selected consolidated statement of operations for the years ended December 31, 2003, 2004 and 2005 expressed as a percentage of total revenues. Totals may not add up due to rounding.

	2003	2004	2005

Revenues
Products	74.9%	72.3%	66.3%
Services	25.1	27.7	33.7

	100.0	100.0	100.0

Cost of revenues
Products*	38.2	35.3	32.7
Services*	74.9	71.2	65.6

	47.4	45.2	43.8

Gross Profit	52.6	54.8	56.2

Operating expenses
Research and development, net	10.2	9.8	9.9
Selling and marketing	23.8	24.6	23.5
General and administrative	13.3	12.4	12.1
Restructuring, in-process research and development, legal settlement and other	3.1	0.0	0.0
Amortization of acquired intangibles	0.2	0.1	0.4
Total operating expenses	50.6	46.9	45.9

Operating income (loss)	2.0	7.9	10.3
Financial income, net	0.9	1.4	1.7
Other income (expenses), net	0.1	0.0	0.0

Income before taxes	3.0	9.3	12.0
Taxes on income	0.5	0.9	0.3

Net income from continuing operations	2.5	8.4	11.7

Net income from discontinued operations	0.7	1.3	0.0

Net income	3.2	9.7	11.7

* percent of related revenue

Comparison of Years Ended December 31, 2004 and 2005

Revenues

          Our total revenues rose approximately 23.1% to $311.1 million in 2005 from $252.6 million in 2004. Revenues from sales to the enterprise market were $237.4 million in 2005, an increase of 22.3% from 2004, and revenues from sales to the public safety and security market were $73.7 million in 2005, an increase of 26.0% from 2004. Our growth in revenues was due primarily to the inclusion of the results of Dictaphone CRS beginning on June 1, 2005, market share gains in these markets and market growth.

	Years Ended December 31,

	2004	2005	Dollar Change	Percentage Change

Product Revenues	$182.6	$206.4	$23.8	13.0%
Service Revenues	70.0	104.7	34.7	49.6

Total Revenues	$252.6	$311.1	$58.5	23.2

          The increase in product revenues was due primarily to higher sales to the enterprise and public safety and security markets.

          The increase in service revenues was due to an increase in our installed customer base resulting from new product sales, higher installation and training revenues relating mainly to the increase in product sales to the enterprise market and the first time inclusion of the Dictaphone CRS service revenue beginning on June 1, 2005. Service revenues represented 33.7% of total revenues, as compared to approximately 27.7% in 2004. Although we typically generate lower profit margins on services than on products, our strategy is to continue to grow our global services business, which we believe increases the competitiveness of our product offerings, and, as a result, we expect services to represent a growing portion of total revenues in the future.

          Revenues in 2005 in the Americas, which includes the United States, Canada and Central and South America, rose 34.3% to $163.3 million, as compared to $121.6 million in 2004. The increase was largely attributable to the inclusion of the Dictaphone CRS revenues beginning on June 1, 2005 and higher post-contract service and maintenance revenue. Sales to Europe, Middle East and Africa (EMEA) rose 6.5% to $99.3 million in 2005, as compared to $93.2 million in 2004. The increase was due mainly to higher sales to the security market and higher services and maintenance revenues primarily related to the enterprise market. Sales to Asia-Pacific (APAC) increased 28.3% to $48.5 million in 2005, as compared to $37.8 million in 2004 due mainly to higher sales to the enterprise market.

Cost of Revenues

	Years Ended December 31,

			Dollar Change	Percentage Change
	2004	2005

Cost of Product Revenues	$64.4	$67.5	$3.1	4.8%
Cost of Service Revenues	49.9	68.7	18.8	37.7

Total Cost of Revenues	$114.3	$136.2	$21.9	19.2

          Cost of product revenues increased slightly on a dollar basis while decreasing as a percentage of product revenues. The slight increase on a dollar basis was due mainly to the higher sales volume. Cost of services revenues increased on a dollar basis while decreasing as a percentage of service revenues. The increase on a dollar basis was due principally to higher labor, subcontractor and material costs associated with the growth in product installations and maintenance contracts.

Gross Profit

	Years Ended December 31,

			Dollar Change	Percentage Change
	2004	2005

Gross Profit on Product Revenues	$118.2	$138.8	$20.6	17.4%
as a percentage of product revenues	64.7%	67.3%
Gross Profit on Service Revenue	20.1	36.1	16.0	79.6
as a percentage of service revenues	28.8%	34.4%

Total Gross Profit	$138.3	$174.9	$36.6	26.5
as a percentage of total revenues	54.8%	56.2%

          The improvement in gross profit on product revenues was due primarily to higher sales volume, product cost reductions and a higher proportion of software in the product mix. The improvement in gross profit margin on services revenue reflected improved staff utilization and other efficiencies.

Operating Expenses

	Years Ended December 31,

			Dollar Change	Percentage Change
	2004	2005

Research and development, net	$24.9	$30.9	$6.0	24.1%
Selling and marketing	61.8	72.8	11.0	17.8
General and administrative	31.3	37.7	6.4	20.4
Amortization of acquired intangible assets	0.3	1.3	1.0	333

          Research and Development, Net. Research and development expenses, before capitalization of software development costs and government grants, increased to $33.4 million in 2005, as compared to $27.5 million in 2004 and represented 10.7% and 10.9% of revenues in 2005 and 2004, respectively. The increase in these expenses was due mainly to the increase in research and development labor costs.

          Capitalized software development costs were $0.8 million in 2005, as compared to $1.3 million in 2004. Amortization of capitalized software development costs included in cost of product revenues was $2.4 million and $4.1 million in 2005 and 2004, respectively.

          Selling and Marketing Expenses. The increase in selling and marketing expenses was due primarily to the inclusion of Dictaphone CRS beginning on June 1, 2005 and higher sales commissions resulting mainly from the increase in sales. Selling and marketing expenses represented 23.4% of total revenues in 2005, as compared to 24.6% in 2004.

          General and Administrative Expenses. The increase in general and administrative expenses in 2005 was due principally to an increase in legal expenses associated with pending litigation and labor costs. General and administrative expenses represented 12.1% of total revenues in 2005, as compared to 12.4% in 2004.

Financial Income

	Years Ended December 31,

			Dollar Change	Percentage Change
	2004	2005

Financial income, net	$3.6	$5.4	$1.8	50%
Other income (expense)	0.1	(0.0)	(0.1)	(100)

          Financial Income, Net. The increase in financial income, net reflects a higher average cash balance and higher prevailing average interest rates in 2005, as compared to 2004.

          Taxes on Income. In 2005, we recorded a provision for income taxes of $0.9 million, as compared to $2.3 million in 2004. The decrease was primarily related to $4.8 million of net deferred tax assets, recognized for the first time. We expect that our effective corporate tax rate will continue to increase into the high-teens mainly due to an increase in financial income, the reversal of our deferred tax assets, the possible recognition of deferred tax liabilities on tax-exempt income, a geographic change in the jurisdictions in which our profits are earned and as a result of any future possible acquisitions of companies which operate in a high-tax environment.

          Net Income from Continuing Operations. Net income from continuing operations was $36.6 million in 2005, as compared to $21.3 million in 2004. The increase in 2005 resulted primarily from the increase in revenues and gross margin.

          Net Income from Discontinued Operations. Net income from the discontinued operations of our COMINT/DF military-related business was $0 in 2005, as compared to approximately $3.2 million (including gain on disposition) in 2004.

Comparison of Years Ended December 31, 2003 and 2004

     Revenues

          Our total revenues increased approximately 13% to $252.6 million in 2004 from $224.3 million in 2003. Revenues from sales to the enterprise market were $194.1 million in 2004, an increase of 13% from the prior year, and revenues from sales to the public safety and security market were $58.5 million, an increase of 11% from the prior year. Our growth in revenues was due principally to market share gains in these markets and market growth.

	Years Ended December 31,

			Dollar Change	Percentage Change
	2003	2004

Product Revenues	$168.1	$182.6	$14.5	8.6%
Service Revenues	56.2	70.0	13.8	24.6

Total Revenues	$224.3	$252.6	$28.3	12.6

          The increase in product revenues was due primarily to higher sales to both the enterprise market and public safety markets.

          The increase in services revenues was generated partly by the increase in our installed customer base resulting from new product sales, and higher installation and training revenues related mainly to the increase in product sales to the enterprise market. Service revenues for 2004 represented 28% of total revenues compared with approximately 25% in 2003.

          Revenues in 2004 in the Americas, which includes the United States, Canada and Central and South America, rose 3% to $121.6 million from $118.6 million in 2003. The increase was largely attributable to higher post-contract support. Sales to EMEA rose 26% to $93.2 million in 2004 from $73.8 million in 2003. The increase was due mainly to higher sales to the enterprise market and post-contract service and maintenance. Sales to APAC increased 19% to $37.8 million in 2004 from $31.8 million in 2003 due mainly to higher sales to the enterprise market in the region.

          Cost of Revenues

	Years Ended December 31,

			Dollar Change	Percentage Change
	2003	2004

Cost of Product Revenues	$64.2	$64.4	$0.2	0.3%
Cost of Service Revenues	42.1	49.9	7.8	18.5

Total Cost of Revenues	$106.3	$114.3	$8.0	7.5

          The slight increase in cost of product revenues was due mainly to the higher sales volume. The increase in cost of services revenue was due principally to higher labor, subcontractor and material costs associated with the growth in product installations and maintenance contracts.

          Gross Profit

	Years Ended December 31,

			Dollar Change	Percentage Change
	2003	2004

Gross Profit on Product Revenues	$103.9	$118.2	$14.3	13.8%
as a percentage of product revenues	61.8%	64.7%
Gross Profit on Service Revenues	14.1	20.1	6.0	42.6
as a percentage of service revenues	25.1%	28.8%

Total Gross Profit	$117.9	$138.3	$20.4	17.3
as a percentage of total revenues	52.6%	54.8%

          The improvement in gross profit on product revenues was due primarily to the higher sales volume, product cost reductions and a higher proportion of software in the product mix. The improvement in gross profit margin on services revenue reflects improved staff utilization and efficiencies.

          Operating Expenses

	Years Ended December 31,

			Dollar Change	Percentage Change
	2003	2004

Research and development, net	$22.8	$24.9	$2.1	9.2%
Selling and marketing	53.4	61.8	8.4	15.7
General and administrative	29.8	31.3	1.5	5.0
Amortization of acquired intangibles	0.4	0.3	(0.1)	(25)

          Research and Development, Net. Research and development expense, before capitalization of software development costs and grants, increased to $27.5 million in 2004 from $26.4 million in 2003 and represented 10.9% and 11.8% of revenues in 2004 and 2003, respectively. The increase in gross outlays was due mainly to the increase of research and development labor costs.

          Capitalized software development costs were $1.3 million in 2004, as compared to $2.3 million in 2003. Amortization of capitalized software development costs, included in cost of product revenues, was $4.1 million and $5.7 million in 2004 and 2003, respectively.

          Selling and Marketing Expenses. The increase in selling and marketing expenses was due primarily to an increase in our corporate and regional sales and marketing efforts and higher sales commissions resulting mainly from the increase in sales. Selling and marketing expenses represented 24.8% of total revenues in 2004 compared with 23.9% in 2003.

          General and Administrative Expenses. The increase in general and administrative expenses in 2004 was due principally to increases in labor costs and depreciation expenses. General and administrative expenses represented 12.4% of total revenues in 2004 compared with 13.3% in 2003.

          Other Special Charges

	Years Ended December 31,

			Percentage Change
	2003	2004

Restructuring	$1.9	$0.0	(100)%
Legal Settlement	5.2	0.0	(100)

Total other special charges	$7.1	$0.0	(100)%

          Restructuring. In December 2002, we adopted a restructuring plan, which involved the phased reduction of approximately 75 of our 1,077 staff members and consolidation of certain offices. Some of the involuntary reductions were effected in December 2002 and, in accordance with SFAS No. 146, a liability of $282,000 was recorded as of December 31, 2002 in connection with those terminations. This liability was utilized as of June 30, 2003. The remaining reductions in personnel and facility closures were implemented during 2003. We included in our results for 2003 costs of approximately $1.9 million, which related primarily to involuntary terminations and facility closures.

          Legal Settlement. In June 2000, Dictaphone Corporation, one of our competitors, filed a patent infringement claim relating to certain technology embedded in some of our products. The claim was for damages for past infringement and enjoinment of any continued infringement of Dictaphone patents. In the fourth quarter of 2003, we reached a settlement with Dictaphone in which both parties agreed to dismiss all claims and counterclaims connected with the patent infringement claim. The terms of the settlement required us to pay Dictaphone $10.0 million, of which approximately $4.8 million was paid by our insurance carrier in December 2003 and the balance was paid by us. As a result, a charge of approximately $5.2 million was recorded in the last quarter of 2003. We and Dictaphone also agreed to grant each other a worldwide, royalty-free, perpetual license to certain of their patents including the disputed patents. We and Dictaphone further agreed to enter into enforcement proceedings with respect to both companies’ patent portfolios and to share any proceeds from these actions. As a result of our acquisition of Dictaphone CRS in June 2005, the agreement with respect to patents was terminated since we acquired the relevant patents.

          Financial and Other Income

	Years Ended December 31,

			Dollar Change	Percentage Change
	2003	2004

Financial income	$2.0	$3.6	$1.6	80.0%
Other income (expense)	0.3	0.1	(0.2)	(66.7)

          Financial Income, Net. The increase in financial income, net reflects a higher average cash balance and higher prevailing average interest rates in 2004 compared with 2003.

          Other Income, Net. Other income, net was $0.1 million in 2004 compared with $0.3 million in 2003. In 2003, we recorded $0.3 million of income reflecting amounts received from our insurance carrier in respect of the settlement of a litigation in connection with the April 2000 acquisition of Centerpoint Solutions Inc. In 2004, other income represented a capital gain recognized upon the disposal of fixed assets.

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

          Net Income from Discontinued Operations. As discussed above under “Recent Acquisitions and Dispositions,” on March 31, 2004 we sold the assets and liabilities of our COMINT/DF military-related business to ELTA for $4.0 million in cash. Net income from this discontinued operation was approximately $3.2 million (including gain on disposition) and $1.5 million for 2004 and 2003, respectively.

Liquidity and Capital Resources

          In recent years, we have financed our operations through cash generated from operations. Generally, we invest our excess cash in instruments that are highly liquid, investment grade securities. At December 31, 2005, we had $411.6 million of cash and cash equivalents and short-term and long-term investments, as compared to $165.9 million at December 31, 2004 and $107.3 million at December 31, 2003. The increase in 2005 is primarily attributable to approximately $201.7 million of proceeds we received from a public offering of 4,600,000 ADSs, representing 4,600,000 of our ordinary shares, which we completed in December 2005. In addition, the increase in 2005 was due to an increase in our net income and the proceeds from the issuance of shares upon the exercise of stock options and under our employee share purchase plan, which was partially offset by cash payments made in respect of the purchase of Dictaphone CRS and the Hannamax Hi-Tech Pty. Ltd. businesses.

          Cash provided by operating activities of continuing operations was $65.7 million and 44.3 million in 2005 and 2004, respectively, compared with $36.9 million in 2003. The improvement in 2005 was primarily attributable to higher net operating income and an increase in current liabilities.

          Net cash used in investing activities from continuing operations was $64.3 million and $72.3 million in 2005 and 2004, respectively, compared with $39.8 million in 2003. In June 2005, we paid $39.7 million for Dictaphone CRS (including $1.2 million of acquisition-related costs). In September 2005, we paid $1.8 million for the Hannamax Hi-Tech Pty. Ltd. business. Capital expenditures were $6.1 million in 2005, $6.7 million in 2004 and $5.5 million in 2003. Capital expenditures in 2005 and 2004 included investment in back-office IT systems, equipment for research and development and testing purposes, and general computer equipment. As of December 31, 2005, we had no material commitments for capital expenditures.

          Net cash provided by financing activities was $226.9 million, $19.9 million and $12.1 million in 2005, 2004 and 2003, respectively, of which $201.7 million represents the net proceeds of our public offering of ADSs in December 2005 and the balance represents the net proceeds from the issuance of shares upon the exercise of stock options and under our employee share purchase plan. As of December 31, 2005, we had authorized credit lines from banks in the amount of $353 million. As of December 31, 2005, we have no outstanding borrowings under these credit lines; however, $6.3 million of the $353 million were utilized for bank guarantees. Any borrowing under these credit lines will be denominated in dollars and will bear interest at the rate of up to LIBOR + 0.7% per year. Any borrowing under two of these credit lines, having an aggregate borrowing limit of $328 million, would be secured by our marketable securities. One of our credit lines contains a negative pledge covenant and one contains covenants requiring us to maintain a minimum amount of cash and shareholders’ equity.

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

Research and Development

          For information on our research and development policies, please see Item 4, “Information on the Company” in this annual report.

Trend Information

          Our development efforts for our recording platforms are aimed at addressing several trends we see developing in the industry. The trend towards the proliferation of voice over IP-based networks is leading to a greater requirement for VoIP recording capabilities in financial trading, contact centers, public safety environments and telecommunications monitoring. The continued trend towards replacing analog video recording with digital video recording is leading to the need for network applications in the video recording area.

          We also see the continuation of a trend towards requirements for multimedia recording capabilities, in contact centers (voice, fax, email, chat screen), public safety (voice, radio, video, data) and telecommunications monitoring (voice, fax, internet) markets. We are beginning to see this same trend developing in the financial trading sector, and we expect some Homeland Security initiatives in areas such as border control, critical infrastructure security and first responder communications to require multimedia capture platforms as well.

          We also see the migration to VoIP network as a driver for additional recording system for centralized branch recording and manage services.

          Our software applications enable our customers to capture, store, retrieve and analyze unstructured data (multimedia interactions) and combine them with data from other systems to create actionable knowledge that can be distributed via reports and alerts to all relevant parties to improve performance.

          There is growing demand from our customers for software applications that will leverage the wealth of unstructured data captured by the recording platform to improve overall performance. In turn, as these enhanced software applications are being added, customers are considering our systems “mission critical.” We see an opportunity for applications that analyze the content of unstructured interactions in contact centers for quality monitoring and contact center management as well as for enterprise-wide process improvement and business performance management. We see a trend towards more software applications in the financial trading environment for compliance monitoring and dispute management to improve business performance. We see similar trends happening in digital video recording. We expect video content analysis applications to become increasingly important to building, campus, city center, and infrastructure perimeter security, loss prevention in casinos, retail and warehousing, as well as various homeland security applications to enable proactive security management.

          For more information on trends in our industry, please see Item 4, “Information on the Company–Business Overview–Industry Background and Trends.”

          For more information on uncertainties, demands, commitments or events that are reasonably likely to have a material effect on revenue, please see Item 3, “Key Information–Risk Factors.”

Contractual Obligations

          Set forth below are our contractual obligations and other commercial commitments over the medium term as of December 31, 2005 (in thousands of U.S. dollars):

	Payments Due by Period

Contractual Obligations	Total	Less than 1 year	1- 3 years	3-5 years	More than 5 years

Long-Term Debt
Capital Lease Obligations
Operating Leases	11,584	5,636	5,948
Unconditional Purchase Obligations	4,108	2,225	1,646	237
Other Long-Term Obligations
Total Contractual Cash Obligations	15,692	7,861	7,594	237

Other Commercial Commitments	Total Amounts Committed	Amount of Commitment Expiration Per Period

		Less than 1 year	1- 3 years	3-5 years	More than 5 years

Lines of Credit
Standby Letters of Credit
Guarantees – continuing operations	2,844	1,566	241	15	1,022
Guarantees – discontinued operation	3,430	3,430
Standby Repurchase Obligations
Other Commercial Commitments	22	22
Total Commercial Commitments	6,296	5,018	241	15	1,022

Qualitative and Quantitative Disclosure About Market Risk

          For information on the market risks relating to our operations, please see Item 11, “Quantitative and Qualitative Disclosures about Market Risk” in this annual report.

Recently Issued or Adopted Accounting Pronouncements

          In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment”. SFAS No. 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS No. 123(R) replaces SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that statement permitted entities the option of continuing to apply the guidance in APB No. 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. We will be required to apply SFAS No. 123(R) as of the first annual reporting period that begins after June 15, 2005. As permitted by SFAS No. 123, we currently account for share-based payments to employees using APB No. 25’s intrinsic value method.

          Accordingly, the adoption of SFAS No. 123(R)’s fair value method will have a significant impact on our result of operations, although it will have no impact on our overall financial position. We plan to adopt SFAS No. 123(R) using the “modified prospective” method. The “modified prospective” method requires compensation cost to be recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date. The impact of adoption of SFAS No. 123(R) on future periods cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 2(t) to the financial statements.

          In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions” (“APB No. 29”), is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. APB No. 29 included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. We do not expect that the adoption of SFAS No. 153 will have any material effect on our financial position or results of operations.

          In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, a replacement of APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of the change, the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retroactive application to prior periods’ financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. As of December 31, 2005, adoption of SFAS No. 154 will not have a material impact on our financial position or results of operation.

          In November 2005, the FASB issued FSP FAS 115-1. The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends SFAS No. 115, “Accounting for Certain Investments in Debt and Equity.” The FSP replaces the impairment evaluation guidance of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” with references to the existing other-than-temporary impairment guidance. The FSP clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell an impaired security has not been made. The guidance in this FSP is to be applied to reporting periods beginning after December 15, 2005. As of December 31, 2005, adoption of FSP FAS 115-1 will not have a material impact on our financial position or results of operations.

Item 6.	Directors, Senior Management and Employees.

Directors and Senior Management

          The following table sets forth, as of May 16, 2006, the name, age and position of each of our directors and executive officers:

Name	Age	Position

Ron Gutler (1)(2)	48	Chairman of the Board of Directors

Joseph Atsmon(1)	57	Vice-Chairman of the Board of Directors

Rimon Ben-Shaoul(2)	61	Director

Yoseph Dauber(2)(3)	70	Director

Dan Falk(1)(2)(3)(4)	61	Director

John Hughes	54	Director

David Kostman	41	Director

Dr. Leora Meridor(1)(3)(4)	58	Director

Haim Shani	49	Chief Executive Officer

Dr. Shlomo Shamir	59	President

Ran Oz	39	Corporate Vice President and Chief Financial Officer

Koby Huberman	48	Corporate Vice President, Strategic Alliances & Business Development

Yechiam Cohen	49	Corporate Vice President, General Counsel and Corporate Secretary

Eran Porat	43	Corporate Vice President, Finance

Zvi Baum	49	Corporate Vice President & President, Enterprise Interaction Solutions

Israel Livnat	55	Corporate Vice President & President, Security Group

Yoav Zaltzman	48	Corporate Vice President & President, Intelligence Solutions

Doron Eidelman	51	Corporate Executive Vice President & President, NiceVision

Jim Park	50	Corporate Vice President & General Manager, Public Safety

Eran Gorev	41	President and Chief Executive Officer, NICE Systems Inc.

Tamir Ginat	43	President, EMEA

Doron Ben Sira	47	President, Nice APAC

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Internal Audit Committee.
(4)	Outside Director. See Item 6, “Directors, Senior Management and Employees–Board Practices– Outside Directors.”

Set forth below is a biographical summary of each of the above-named directors and executive officers of NICE. Each of our directors qualifies as an independent director under the Nasdaq rules.

          Ron Gutler has served as one of our directors since May 2001 and Chairman of the Board since May 2002. Mr. Gutler is currently the Chairman of G.J.E. 121 Promoting Investment Ltd., a real estate investment company, and a member of the Advisory Board of Poalim Real Estate (part of Poalim Capital Market Group). Between 2000 and 2002, he managed the Blue Border Horizon Fund, a global macro fund. Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company (currently part of Deutsche Bank). Between 1987 and 1999, he held various positions with Bankers Trust. Mr. Gutler headed its trading and sales activities in Asia, South America and Emerging Europe. He also established and headed the Israeli office of Bankers Trust. Mr. Gutler holds a Bachelor’s degree in Economics and International Relations and a Master’s degree in Business Administration, both from the Hebrew University in Jerusalem.

          Joseph Atsmon has served as one of our directors since September 2001 and Vice-Chairman of the Board since May 2002. Mr. Atsmon currently serves as a director of Ceragon Networks Ltd., Radvision Ltd. and Vocaltec Communications Ltd.. From 1995 to 2000, Mr. Atsmon served as Chief Executive Officer of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998. Mr. Atsmon had a twenty-year career with Tadiran Ltd. In his last role at Tadiran Ltd., Mr. Atsmon served as Corporate Vice President for Business Development. Prior to that, he served as President of various of its military communications divisions. Mr. Atsmon holds a Bachelor’s degree in Electrical Engineering from the Technion – Israel Institute of Technology.

          Rimon Ben-Shaoul has served as one of our directors since September 2001. Since 2001, Mr. Ben-Shaoul has served as Co-Chairman, President, and Chief Executive Officer of Koonras Technologies Ltd., a technology investment company controlled by Poalim Investments Ltd., a large Israeli holding company. Mr. Ben-Shaoul also serves as Chairman of Nipson Digital Printing Systems PLC and as a director of Dor Chemicals Ltd. and MIND C.T.I. Ltd., BVR Systems Ltd., Cimatron Ltd. and several private companies. In addition, he is the President and Chief Executive Officer of Polar Communications Ltd., which manages media and communications investments. Between 1997 and 2001, Mr. Ben-Shaoul was the President and Chief Executive Officer of Clal Industries and Investments Ltd., one of the largest holding companies in Israel with substantial holdings in the high tech industry. During that time, Mr. Ben-Shaoul also served as Chairman of the Board of Clal Electronics Industries Ltd., Scitex Corporation Ltd., and various other companies within the Clal group. Mr. Ben-Shaoul also served as a director of ECI Telecom Ltd., Fundtech Ltd., Creo Products, Inc. and Nova Measuring Instruments Ltd. From 1985 to 1997, Mr. Ben-Shaoul was President, Chief Executive Officer and a director of Clal Insurance Company Ltd. Mr. Ben-Shaoul holds a Bachelor’s degree in Economics and Statistics and a Master’s degree in Business Administration, both from Tel Aviv University.

          Yoseph Dauber has served as one of our directors since April 2002. Mr. Dauber has served in various senior positions at Bank Hapoalim since 1973. Until June 2002, he was Deputy Chairman of the Board of Management and joint Managing Director of Bank Hapoalim and was responsible for the commercial division of the bank. Between 1994 and 1996 and until June 2002, Mr. Dauber served as Chairman of Poalim American Express and of the Isracard Group. From 2002 to 2003, he served as Chairman of the Israel Maritime Bank Ltd. He currently serves as a director of Bank Hapoalim. He also serves as a director of Clal Insurance Holding Ltd., Vita Pri Galil Ltd., Lodzia Rotex Ltd., Afcon Industries Ltd. and Orbit Alchut Technologies Ltd. Mr. Dauber holds a Bachelor’s degree in Economics and Statistics from the Hebrew University in Jerusalem and a Masters degree in Law from Bar Ilan University.

          Dan Falk has served as one of our directors since January 2002. Mr. Falk also serves as a director of Orbotech Ltd., Attunity Ltd., Orad Hi Tech Systems Ltd., Netafim Ltd., Plastopil Ltd., Nova Measuring Instruments Ltd., ClickSoftware Technologies Ltd., Dmatek Ltd., Jacada Ltd., Poalim Ventures 1 Ltd. and Ormat Technology Inc. From 1999 to 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V. From 1985 to 1999, Mr. Falk served in various positions in Orbotech Ltd., the last of which were Chief Financial Officer and Executive Vice President. From 1973 to 1985, he served in several executive positions in Israel Discount Bank. Mr. Falk holds a Bachelor’s degree in Economics and Political Science and a Master’s degree in Business Administration from the Hebrew University in Jerusalem. Mr. Falk qualifies as an outside director under Israeli law.

          John Hughes has served as one of our directors since November 2002. Mr. Hughes is currently Chairman of Intec Telecom Systems plc and Executive Chairman of Parity Group plc. From December 2000 to July 2004, he held senior executive positions at Thales Group, most recently as Executive Vice President and Chief Executive Officer of all civil activities for the group. From 1997 to 2000, he held various positions with Lucent Technologies, including President of its GSM/UMTS division. From 1991 to 1997, Mr. Hughes served as Director of Convex Global Field Operations within the Hewlett Packard Company. Mr. Hughes holds a Bachelor of Science degree in Electrical and Electronic Engineering from the University of Hertfordshire.

          David Kostman has served as one of our directors since January 2000. Mr. Kostman is currently the Chief Executive Officer of Delta Galil USA Inc., a subsidiary of Delta Galil Industries Ltd., a Nasdaq-listed apparel manufacturer. From April 2003 to April 2005, he was Chief Operating Officer of Delta Galil USA. From 2000 to 2002 he was the Chief Operating Officer of VerticalNet, Inc., a Nasdaq-listed software company. Prior thereto, Mr. Kostman was a Managing Director in the investment banking division of Lehman Brothers Inc., which he joined in 1994. Mr. Kostman holds a Bachelor’s degree in Law from Tel Aviv University and a Master’s degree in Business Administration from INSEAD, France.

          Dr. Leora (Rubin) Meridor has served as one of our directors since January 2002. Since 2001, Dr. Meridor has been a financial and business consultant. From 2001 to 2005, she served as Chair of Bezeq International and Walla Telecommunication. From 2001 to 2004, Dr. Meridor served as Chair of Poalim Capital Markets. From 1996 to 2000, she served as Senior Vice President, Head of the Credit and Risk Management Division of the First International Bank of Israel. From 1983 to 1996, Dr. Meridor held various positions in the Bank of Israel, the last of which was Head of the Research Department. Dr. Meridor is a director of Teva Pharmaceutical Industries Ltd., Isrotel Ltd., G.J.E. 121 Promoting Investment Ltd. and Gilat Satellite Networks Ltd. She has held various teaching positions with the Hebrew University in Jerusalem and holds a Bachelor’s degree in Mathematics and Physics, a Master’s degree in Mathematics and a Doctoral degree in Economics from the Hebrew University in Jerusalem. She qualifies as an outside director under Israeli law.

          Haim Shani has served as our Chief Executive Officer since January 2001. He also served as our President from January 2001 to April 2005 and as a director from January 2001 to September 2005. From 1998 to 2000, he served as General Manager of the Israeli office of Applied Materials Inc., where he headed the process diagnostic and control business group formed following the acquisition by Applied Materials of Opal Ltd. and Orbot Instruments, Ltd. Prior thereto, Mr. Shani held various management positions at Orbotech Ltd. From 1995 to 1998, he served as Corporate Vice President of Marketing and Business Development, from 1993 to 1995, he served as President of Orbotech’s subsidiary in Asia Pacific, based in Hong Kong, and from 1992 to 1993, he served as President of Orbotech Europe, based in Brussels. From 1982 to 1992, Mr. Shani held various management positions at Scitex Corporation and IBM Israel. Mr. Shani holds a Bachelor’s degree in Industrial and Management engineering from the Technion – Israel Institute of Technology and a Master’s degree in Musiness Administration from INSEAD, France.

          Dr. Shlomo Shamir has served as our President since March 2005. From April 2001 to April 2005, he served as President and Chief Executive Officer of NICE Systems Inc., our wholly owned subsidiary and corporate headquarters in North America. From 2000 to April 2001, Dr. Shamir served as President and Chief Executive Officer of CreoScitex America, Inc. From 1997 to 2000, he served as President and Chief Executive Officer of Scitex America Corp. and from 1994 to 1997, he served as Scitex Ltd.’s Corporate Vice President of Operations. Prior to 1994, Dr. Shamir served in the Israel Defense Force (IDF) where he attained the rank of Brigadier General. Dr. Shamir built and led the planning division in the IDF headquarters and served as Israel’s military attaché to Germany. He holds a bachelor’s degree in physics from the Technion – Israel Institute of Technology and Master’s and Doctoral degrees in Engineering and Economic Systems from Stanford University, California.

          Ran Oz has served as our Corporate Vice President and Chief Financial Officer since September 2004. Prior thereto, he worked for Ceragon Networks Ltd., an international fixed wireless company, where he was Chief Financial Officer from 2001 to 2004. From 1995 to 2001, he worked for Jacada Ltd., an international software company, where he held a variety of positions in finance and operations, most recently as General Manager of the parent company and Corporate Chief Financial Officer. Mr. Oz is a certified public accountant and holds a Bachelor’s degree in Accounting and Economics and a Master’s degree in Business Administration and economics from the Hebrew University in Jerusalem.

          Koby Huberman has served as one of our Corporate Vice Presidents since January 2000 and currently serves as Corporate Vice President, Business Development and Strategic Planning. From 1998 to January 2000, Mr. Huberman served as Vice President of Marketing for the Enterprise Internetworking Systems Group of Lucent Technologies Ltd. and, from 1995 to 1998, he was Vice President of Global Marketing and Business Development for Lannet Data Communications Ltd., which was acquired by Lucent in 1998. Prior thereto, Mr. Huberman was the Managing Director of ServiceSoft Europe, a pan-European vendor of artificial intelligence and knowledge-based software for call center and customer service applications. Mr. Huberman serves voluntarily as chairman and board member of several non-profit organizations in the field of education and civil society community development. Mr. Huberman holds a Bachelor’s degree in Economics and Business Administration from the Leon Recanati Graduate School of Business Administration of Tel Aviv University.

          Yechiam Cohen has served as our Corporate Vice President, General Counsel and Corporate Secretary since 2005. From 1996 to 2004, he served as General Counsel of Amdocs, a leading provider of billing and CRM software solutions to the telecommunications industry. Before joining Amdocs, Mr. Cohen was a partner in the Tel Aviv law firm of Dan Cohen, Spigelman & Company. From 1987 to 1990, he was an associate with the New York law firm of Dornbush, Mensch, Mandelstam and Schaeffer. Mr. Cohen served as a law clerk to Justice Beijski of the Supreme Court of Israel in Jerusalem. He holds a Bachelor’s degree from the Hebrew University School of Law and is admitted to practice law in Israel and New York.

          Eran Porat has served as our Corporate Vice President, Finance since 2005. From March 2000 to 2005, he served as our Corporate Controller. From 1997 to February 2000, Mr. Porat served as Corporate Controller of Tecnomatix Technologies Ltd. From 1996 to 1997, he served as Corporate Controller of Nechushtan Elevators Ltd. Mr. Porat is a certified public accountant and holds a Bachelor’s degree in economics and accounting from Tel Aviv University.

          Zvi Baum has served as our Corporate Vice President and President, Enterprise Interaction Solutions since April 2005. He previously served in the positions of General Manager of the Product Division, Director of Product Management in the EIS Division and Corporate Vice President of Marketing. Before joining us in January 2002, Mr. Baum served as the Managing Director of Call Vision Israel Ltd., a company that specialized in the development of advanced web-based quality monitoring solutions for call centers. Prior thereto, he served as the Vice President of International Sales and Marketing at STS Software Systems, which developed recording solutions and was acquired by us at the end of 1999. From 1987 to 1998, Mr. Baum worked for a number of American and European companies in several areas, including technical management, marketing and channel management. Mr. Baum holds a Bachelor’s degree in Engineering from the Technion – Israel Institute of Technology and a Master’s degree in Computer Science and a Master’s degree in Business Administration, both from the University of California in Los Angeles.

          Israel Livnat will serve as Corporate Vice President & President Security Group as of May 15, 2006. Prior to joining NICE, he served since 2001 as the President and CEO of Elta Systems Ltd.. Prior to his last position as the President of Elta Systems, Mr. Livnat was heading a division in the Israeli Aircraft Industries, leading the development of the Arrow weapons system. Before that he was VP Engineering in the same division in the Israeli Aircraft Industries, and director for hardware engineering in Daisy Systems Mountain View California, leading state-of-the-art developments in the hardware and software of large computer-embedded systems. Mr. Livnat holds a B.Sc in Electrical Engineering from the Technion, and an Executive MBA from Stanford University California. He was awarded the prestigious Israeli Industry Prize in 2004.

          Yoav Zaltzman has served as our Corporate Vice President and President, Intelligence Solutions since 2003. He previously served in the position of Corporate Vice President, Business Operations. Before joining us in May 2001, Mr. Zaltzman served as Senior Director of Sales for Applied Materials (Israel) from 1997. From 1994 to 1997, Mr. Zaltzman served as General Manager of Orbot Instruments in Europe, based in Brussels, which was acquired by Applied Materials in 1997. From 1987 to 1992, Mr. Zaltzman held various sales and marketing positions for Oracle in Israel. Mr. Zaltzman holds a Bachelor’s degree in Computer Sciences and a Master’s degree in Business Administration, both from Tel Aviv University.

          Doron Eidelman has served as our Corporate Executive Vice President and President, NiceVision since May 2002. Prior thereto, he was the Chief Operating Officer of AudioCodes Ltd., a telecommunications company. From 1992 to 2001, Mr. Eidelman was Executive Vice President and President of the Display Division of Orbotech and from 1987 to 1992, he held various positions in Optrotech, the last of which was Vice President. Mr. Eidelman served in an elite intelligence unit in the IDF and was awarded the prestigious Israel Defense Award. He holds a Bachelor’s degree in Electronic Engineering from the Technion – Israel Institute of Technology and a Master’s degree in Electronic Engineering from Tel Aviv University.

          Jim Park serves as our Corporate Vice President & President, Public Safety. Mr. Park previously served as the President of NICE Systems CTI UK Ltd., our wholly owned subsidiary and corporate headquarters in EMEA. Prior thereto, he was the Chief Executive Officer of Thales Contact Solutions (previously Racal Recorders), which we acquired in 2002. Prior to joining Racal in 1998, Mr. Park held various senior management positions at Mitel Telecom. From 1996 to 1998, he served as General Manager for Mitel’s EMEA switching business, from 1994 to 1996 he was Vice President of Business Development, from 1991 to 1994 he was Director of Marketing, and from 1982 to 1991 he held various sales management roles in Europe, the Middle East and Africa. Mr. Park’s early career was spent in various engineering roles with Siemens UK (1979 to 1982) and British Telecom (1974 to 1979), who sponsored him through college.

          Eran Gorev has served as the President and Chief Executive Officer of NICE Systems Inc. since March 2005. From 2002 to 2004, Mr. Gorev was President of the North America – Major Clients division at Amdocs. From 2000 to 2002, he served as Corporate Vice President and Head of Worldwide Sales at Amdocs. Prior thereto, Mr. Gorev held various marketing and sales management positions in the information technology industry. Mr. Gorev holds a Bachelor’s degree in Law from Tel Aviv University and a joint Master’s degree in Business Administration from the Kellogg School of Management of Northwestern University and the Leon Recanati Graduate School of Business Administration of Tel Aviv University.

          Tamir Ginat has served as President of EMEA since July 2005. From 2000 to 2003, Mr. Ginat served as the General Manager of NICE UK and in 2003 was promoted to Vice President Sales, U.K. & Ireland, a position he held until June 2005. Prior thereto, Mr. Ginat held various sales positions in our company and before joining us in 1995, he served for five years within the International Marketing Department of ISCAR. Mr. Ginat holds a Bachelor’s degree in Economics and Business from Haifa University and a Master’s degree in Business Administration from Heriot Watt University.

          Doron Ben-Sira has served as President of NICE APAC Ltd. since May 2002. Prior thereto, he was the vice president of the assembly division of Orbotech Asia Pacific, responsible for all electronic assembly solutions sold to Asian customers. From 1996 to 1998, Mr. Ben-Sira was the Eastern European regional director for Cisco Systems and also served as the Eastern European and Middle Eastern channel director for that company. Mr. Ben-Sira also held management positions in Siemens Data Communication (Germany) and in Mashov Computers (Israel). He holds a Bachelor’s degree in Economics and Management and Master’s degree in Business Administration, both from Tel Aviv University.

          There are no family relationships between any of the directors or executive officers named above.

Compensation

          The aggregate compensation paid to or accrued on behalf of all our directors and executive officers as a group (22 persons) during 2005 consisted of approximately $4.9 million in salary, fees, bonus, commissions and directors’ fees and approximately $0.1 million in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts we expended for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

          During 2005, our officers and directors received, in the aggregate, options to purchase up to 466,000 ordinary shares under our 2003 Stock Option Plan. These options have an average exercise price of $37.35 and will expire six years after the date the options were granted.

          Compensation and reimbursement for Outside Directors (as described below) is statutorily determined pursuant to the Israeli Companies Law, 5759–1999, or the Companies Law. The statutory rates for Outside Directors are approximately NIS 46,000 per annum and approximately NIS 1,800 per meeting. We pay each of our directors who is not an Outside Director an annual fee of $15,000 and a meeting attendance fee of $600, including for meetings of committees of the board of directors. We pay each member of our audit committee, excluding Outside Directors, an additional annual fee of $2,500. The chairman of the Board receives 150% of the annual amount and the vice chairman of the Board receives 137.5% of the annual amount. The chairman was also entitled to an additional monthly fee of approximately $4,000 through September 2005.

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

          The board may, subject to the provisions of the Companies Law, appoint a committee of the board and delegate to such committee all or any of the powers of the board as it deems appropriate. Notwithstanding the foregoing, the board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees. The board has appointed an internal audit committee, as required under the Companies Law, that has three members, an audit committee that currently has four members and a compensation committee that has four members. We do not have, nor do our subsidiaries have, any directors’ service contracts granting to the directors any benefits upon termination of their employment.

Outside Directors

          Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two “outside” directors.

          To qualify as an outside director, an individual or his or her relative, partner, employer or any entity under his or her control, may not have as of the date of appointment as an outside director, and may not have had during the previous two years, any affiliation with the company, with any entity controlling the company on the date of the appointment or with any entity whose controlling shareholder, on the date of the appointment or during the previous two years, is the company or an entity controlling the company. In general, the term “affiliation” includes:

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

Financial and Accounting Expertise

          Pursuant to new provisions of the Companies Law effective from April 2006, our board of directors has determined that at least one member of our board of directors must be an “accounting and financial expert.” The Companies Law requires that at least one outside director must be such an expert and that all other outside directors must be “professionally qualified.” Under the Nasdaq rules, each member of our audit committee must be financially literate and at least one of the members must be designated as a financial expert having accounting or related financial expertise. Our board of directors has designated Dan Falk as our audit committee financial expert.

Independent Directors

          Under the rules of the Nasdaq Stock Market, a majority of our directors are required to be “independent” as defined in Nasdaq’s rules. All of our directors satisfy the respective independence requirements of Nasdaq.

Audit Committee

          The Nasdaq rules also require that the audit committee of a listed company must be composed of at least three directors, each of whom is (i) independent; (ii) does not receive any compensation (except for board fees) from the company; (iii) is not an affiliated person of the company or any subsidiary; and (iv) has not participated in the preparation of the company’s (or a current subsidiary’s) financial statements during the past three years. All of the current members of our audit committee (presently comprised of Joseph Atsmon (Chairman), Ron Gutler, Dan Falk and Leora Meridor) meet the Nasdaq standards described above.

          Our audit committee has adopted a charter specifying the committee’s purpose and outlining its duties and responsibilities which include, among other things: (i) appointing, retaining and compensating the company’s independent auditor, subject to shareholder approval, and (ii) pre-approving all services of the independent auditor. The audit committee must review and approve all related party transactions. Our audit committee is also authorized to act as our “qualified legal compliance committee.” As such, our audit committee will be responsible for investigating reports made by attorneys appearing and practicing before the SEC in representing us, of perceived material violations of U.S. federal or state securities laws, breaches of fiduciary duty or similar material violations of U.S. law by us or any of our agents.

          We believe we currently meet the applicable Nasdaq requirements and we intend to continue to take all actions as may be necessary for us to maintain our compliance with applicable Nasdaq requirements.

Internal Audit Committee

          The Companies Law requires public companies to appoint an internal audit committee. The role of the internal audit committee under the Companies Law is to examine flaws in the management of the company’s business in consultation with the internal auditors and the independent accountants, and to propose remedial measures to the board. The internal audit committee also reviews interested party transactions for approval as required by law. Under the Companies Law, an internal audit committee must consist of at least three directors, including all of the outside directors. The chairman of the board of directors, any director employed by or otherwise providing services to the company on a regular basis, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the internal audit committee. All of the current members of our internal audit committee (presently comprised of Leora Meridor (Chairperson), Dan Falk and Joseph Dauber) meet these qualifications.

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

Compensation Committee

          As required by Nasdaq rules, our compensation committee approves the compensation of our executive officers. The compensation of our chief executive officer also requires the approval of our board of directors under the Companies Law. The compensation committee is also authorized to approve the grant of stock options and other securities to eligible grantees under our benefit plans pursuant to guidelines adopted by our board of directors. However, grants of stock options and other securities to our executive officers also requires approval of our board of directors. The current members of this committee, each of whom satisfies the respective independence requirements of Nasdaq, are Messrs. Falk, who is the chairman, Ben Shaoul, Dauber and Gutler.

Nominations Committee

          As required by Nasdaq rules, our nominations committee recommends candidates for election to our board of directors pursuant to a written charter. The current members of this committee, all of whom are independent directors, are Ron Gutler and Dan Falk.

Employees

          At December 31, 2005, we had approximately 1,416 employees worldwide, which represented an increase of 32.7% from year-end 2004.

          The following table sets forth the number of our full-time employees at the end of each of the last three fiscal years as well as the main category of activity and geographic location of such employees:

	At December 31,
Category of Activity	2003	2004	2005

Operations	90	86	105
Customer Support	312	316	466
Sales & Marketing	252	261	327
Research & Development	260	273	361
General & Administrative	137	131	157

Total	1,051	1,067	1,416

Geographic Location

Israel	516	518	625
North America	333	339	526
Europe	183	179	195
Asia Pacific	19	31	70

Total	1,051	1,067	1,416

          We also utilize temporary employees in various activities. On average, we employed approximately 39 such temporary employees and 136 contractor employees (not included in the numbers set forth above) during 2005.

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

          Israeli law generally requires the payment by employers of severance pay upon the death of an employee, his retirement or upon termination of employment by the employer without due cause. We currently fund our ongoing severance obligations by making monthly payments to approved severance funds or insurance policies. Please see Note 2(r) to our consolidated financial statements. In addition, according to the National Insurance Law, Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, an organization similar to the United States Social Security Administration. These contributions entitle the employees to benefits in periods of unemployment, work injury, maternity leave, disability, reserve military service and bankruptcy or winding-up of the employer. Since January 1, 1995, such amount also includes payments for national health insurance. The payments to the National Insurance Institute are equal to approximately 16.25% of an employee’s wages (up to a certain cap as determined from time to time by law), of which the employee contributes approximately 66% and the employer contributes approximately 34%.

Employment Agreements

          We have employment agreements with our officers. Pursuant to these employment agreements, each party may terminate the employment for no cause by giving a 30, 60 or 90 day prior written notice (six months in the case of certain senior employees). In addition, we may terminate such agreement for cause with no prior notice. The agreements generally include non-competition and non-disclosure provisions, although the enforceability of non-competition provisions in employment agreements under Israeli law is very limited.

Share Ownership

          As of May 16, 2006, our directors and executive officers beneficially owned an aggregate of 642,400 ordinary shares, or approximately 2.5% of our outstanding ordinary shares, which amount includes options to purchase 608,994 ordinary shares that were vested on such date or that were scheduled to vest within the following 60 days. The options have an average exercise price of $34.16 per share and expire between 2006 and 2011. As of May 16, 2006, our chief executive officer, Mr. Haim Shani, beneficially owned 251,633 ordinary shares, or approximately 1.0% of our outstanding ordinary shares, which includes options to purchase 251,189 ordinary shares that were vested on such date or that were scheduled to vest within the following 60 days, and 444 ordinary shares owned by him. Of the 251,189 options, 242,600 options have an exercise price of $55.5 per share and expire on October 22, 2006. The remaining 8,589 options have exercises prices ranging from $12.1 per share to $23.4 per share, and expire between May 2007 and December 2009. No other individual director or executive officer beneficially owns 1% or more of our outstanding ordinary shares.

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

          Under the terms of the 1995 Plan, 25% of each stock option granted becomes exercisable on each of the first, second, third and fourth anniversaries of the date of grant so long as the grantee is, subject to certain exceptions, employed by us at the date the stock option becomes exercisable. As of February 15, 2000, our board of directors adopted a resolution amending the exercise terms of the 1995 Plan whereby 25% of the stock options granted become exercisable on the first anniversary of the date of grant and 6.25% becomes exercisable once every quarter during the subsequent three years. Stock options expire six years after the date of grant. Stock options are non-transferable except upon the death of the grantee. When applicable, the options are held by, and registered in the name of, a trustee for a period of two years after the date of grant in accordance with Section 102 of the Israeli Income Tax Ordinance, or the Tax Ordinance.

          On December 19, 2003 the board of directors resolved to elect the “Capital Gains Route” (as defined in Section 102(b)(2) of the Tax Ordinance) for the grant of options to Israeli grantees. Generally, subject to the fulfillment of the provisions of Section 102 of the Tax Ordinance, under the Capital Gains Route gains realized from the sale of shares issued upon exercise of options will generally be taxed at a rate of only 25% and not at the marginal income tax rate applicable to the grantee (up to 49%). In general, all options granted to Israeli grantees, shares issued upon exercise of such options and any bonus shares issued with respect to such shares, will be held in trust for the benefit of the grantee. for at least a period which is the shorter of 30 months from the date of grant, or two years from the end of the tax year in which the options are granted. Following an amendment to the Tax Ordinance which came into effect on January 1, 2006, the aforementioned trust period for options granted on or after January 1, 2006 is 24 months from the date of grant. The options may not be released from the trust prior to the payment of the grantee’s tax liabilities. In the event the requirements of Section 102 for the allocation of options according to the Capital Gains Route are not met, the applicable marginal income tax rates will apply.

          The 1995 Plan is generally administered by our compensation committee, which determines the grantees under the 1995 Plan and the number of options to be granted. As of April 30, 2006, options to purchase 751,114 ordinary shares were outstanding under the 1995 Plan at a weighted average exercise price of $36.95.

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

          The 1997 Plan is generally administered by our compensation committee, which determines the grantees under the 1997 Plan and the number of options to be granted. As of April 30, 2006, there were no outstanding options to purchase ordinary shares under the 1997 Plan. All of the outstanding options under this plan have expired.

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

          The 2001 Plan is generally administered by our compensation committee which determines the grantees under the 2001 Plan and the number of options to be granted. As of April 30, 2006, options to purchase 243,114 ordinary shares were outstanding under the 2001 Plan at a weighted average exercise price of $12.1.

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

          Pursuant to the Tax Reform and in order to comply with the provisions of Section 102 of the Ordinance, on January 5, 2004 our board of directors adopted an addendum to our share option plan with respect to options granted as of December 2, 2003 to grantees who are residents of Israel (the “Addendum”). The Addendum does not add to nor modify our share option plan in respect of grantees that are not residents of Israel. On December 19, 2003 the board of directors resolved to elect the “Capital Gains Route” (as defined in Section 102(b)(2) of the Ordinance) for the grant of options to Israeli grantees, which is described above under “1995 Stock Option Plan.”

          On September 28, 2005, our shareholders approved the transfer of ordinary shares reserved for issuance under our ESPP (as defined below) to the 2003 Plan. Accordingly, 200,000 ordinary shares remain reserved under the ESPP, and the balance of approximately 600,000 ordinary shares were transferred to the 2003 Plan. The ESPP provides for an annual addition of 250,000 ordinary shares to the pool of ordinary shares. Those additional shares will be transferred to the 2003 Plan each year until calendar year 2009.

          The 2003 Plan is generally administered by our compensation committee, which determines the grantees under the 2003 Plan and the number of options to be granted. As of April 30, 2006, options to purchase 2,734,843 ordinary shares were outstanding under the 2003 Plan at a weighted average exercise price of $32.94.

1999 Amended and Restated Employee Stock Purchase Plan

          In 1999, we adopted the NICE-Systems Ltd. 1999 Employee Stock Purchase Plan, or ESPP, in order to provide an incentive to our employees and the employees of our subsidiaries by providing them with an opportunity to purchase our ordinary shares through accumulated payroll deductions, and thereby enable such persons to share in the future growth of our business. We amended the ESPP in December 2003 and in December 2005. We have registered, through the filing of a registration statement on Form S-8 with SEC under the Securities Act, 2,250,000 ADSs for issuance under the ESPP.

          Under the terms of the ESPP, eligible employees (generally, all our employees and the employees of our eligible subsidiaries who are not directors or controlling shareholders) may, on January 1 and July 1 of each year in which the ESPP is in effect, elect to become participants in the ESPP for that six-month period by filing an agreement with us arranging for payroll deductions of between 2% and 10% of such employee’s compensation for the relevant period. An employee’s election to purchase ordinary shares under the ESPP is subject to his or her right to withdraw from the ESPP prior to exercise, six months after the offering date. The option update price under the ESPP is 95% of the closing sales price of one ADR as quoted on the Nasdaq National Market on the semi-annual purchase date.

          For information on the transfer of ordinary shares reserved for issuance under the ESPP to the 2003 Plan, please see the description under the caption “2003 Stock Option Plan” above.

Item 7.	Major Shareholders and Related Party Transactions.

Major Shareholders

          The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of the dates stated below, with respect to each person known to us to be the beneficial owner of 5% or more of our outstanding ordinary shares. None of our major shareholders has any different voting rights than any other shareholder.

			Shares Beneficially Owned

Name and Address			Number	Percent(1)

FMR Corp.	and	Fidelity International Limited (2)	3,073,708	12.5%
82 Devonshire Street		P.O. Box HM 670
Boston, MA 02109		Hamilton HMCX, Bermuda

Massachusetts Financial Services Company and affiliates (3)			2,143,057	8.7%
500 Boylston St.
Boston, MA 02116

(1)	Based upon 24,648,101 ordinary shares issued and outstanding on May 16, 2006.

(2)	Based upon information provided to us by FMR Corp. and Fidelity International Limited as of May 10, 2006.

(3)	Based upon information provided to us by MFS Investment Management as of February 20, 2006.

          As of April 3, 2006, we had 78 ADS holders of record in the United States, holding approximately 76% of our outstanding ordinary shares, as reported by The Bank of New York, the depositary for our ADSs.

          As of December 31, 2005, Bank Hapoalim funds held 925,918, or 3.8%, of our ordinary shares. This information is based upon a Schedule 13G/A, filed by Bank Hapoalim with the SEC on February 14, 2006, with respect to the aggregate holdings of various of its affiliated mutual funds and provident funds. As of November 11, 2005, Bank Hapoalim informed us that it held 967,981.75, or approximately 5%, of our ordinary shares.

          As of June 9, 2005, Bank Leumi held 875,174, or 4.6%, of our ordinary shares. This information is based upon a report provided to us by Bank Leumi pursuant to Israeli law with respect to the aggregate holdings of various of its affiliated mutual funds and provident funds. As of March 31, 2004, Bank Leumi reported that it held 1,271,000, or 7.3%, of our ordinary shares. The method used to compute holdings under Israeli law does not necessarily bear the same result as the method used to compute beneficial ownership under SEC rules and regulations.

          Between April 28, 2004 and June 2, 2005, Thales S.A. sold 762,025ordinary shares. Consequently, Thales SA now holds less than 5% of our ordinary shares. This information is based upon the information contained in an amendment to Schedule 13D filed with the SEC on June 3, 2005 by Thales SA.

          To our knowledge, we are not directly or indirectly owned or controlled by another corporation or by any foreign government and there are no arrangements that might result in a change in control of our company.

Related Party Transactions

None.

Item 8.	Financial Information.

Consolidated Statements and Other Financial Information.

          See Item 18, “Financial Statements.”

Legal Proceedings

          We are not involved in any legal proceedings that we believe, individually or in the aggregate, will have a material adverse effect on our business, financial condition or results of operation, except as noted below.

CipherActive Lawsuit

          On October 19, 2004, CipherActive filed an action against us in the District Court of Tel Aviv. In this lawsuit, CipherActive claims that under a development agreement with us, it is entitled to receive license fees in respect of certain software that it allegedly developed for us and which has been embedded in one of our products. CipherActive claims that it is entitled to license fees in an amount of $600,000, in addition to the amount of $100,000 already paid to CipherActive by us in respect of such license fees. In our statement of defense we claim that the software developed by CipherActive under the agreement has not been successful in the market, is no longer embedded in our product and, therefore, CipherActive is not entitled to any additional license fees. The lawsuit is in its initial stages.

Witness Patent Infringement Lawsuits

          On July 20, 2004, STS Software System Ltd., or STS, a wholly owned subsidiary of ours, brought a lawsuit against Witness Systems, Inc. asserting that Witness Systems is infringing three U.S. patents of STS relating to voice over internet protocol, or VoIP. STS claims that Witness Systems infringes the VoIP patents by marketing and selling products that incorporate methods of detecting, monitoring and recording information – all fully protected by the patents. STS is seeking an injunction to prevent Witness Systems from making, using, offering to sell or selling any product in the United States that infringes these patents. In response, Witness Systems is asserting that the patents are invalid and not infringed. The case, which is pending in the U.S. District Court for the Northern District of Georgia, is in discovery and claims construction stage and no trial date has been set.

          On August 30, 2004, Witness Systems filed a lawsuit in the United States District Court for the Northern District of Georgia against Nice Systems Inc., a wholly owned subsidiary of ours. Witness Systems is alleging infringement of two U.S. patents entitled “Method and Apparatus for Simultaneously Monitoring Computer User Screen and Telephone Activity from a Remote Location” and is seeking unspecified damages and injunctive relief. On February 24, 2005, Witness Systems filed a similar action in the Northern District of Georgia against us alleging infringement of the same two patents. The two actions were consolidated in April 2005. We have denied infringing these patents and are vigorously defending against Witness Systems’ claims. The case is currently in discovery and no trial date has been set.

          On January 19, 2006, Witness Systems filed a new patent infringement action in the United States District Court for the Northern District of Georgia against NICE-Systems Ltd. and Nice Systems Inc., alleging infringement of a U.S. patent relating to technology to extract particular information from recorded telephone conversations. This technology is used as an option with a NICE product called NicePerform. Witness Systems is requesting unspecified damages and an injunction to prevent any sale of allegedly infringing products. We have denied all material allegations and are asserting a number of defenses. This lawsuit is in its early stages. We believe that the claims are without merit and intend to vigorously defend against them.

          On May 10, 2006, NICE Systems, Ltd. and its wholly owned subsidiary, NICE Systems, Inc. filed a new lawsuit against Witness Systems, Inc. in the United States District Court for District of Delaware claiming that Witness Systems is infringing ten U.S. patents. These patents cover various aspects of recording customer interaction communications and traditional logging including event triggered call and screen recording, “cradle-to-grave” recording of customer calls, traditional TDM loggers, off-site storage of calls, and multi-stage telephone data logging. In this lawsuit, we claim that Witness Systems infringes our patents by marketing and selling products that use methods, products and systems which we believe are protected by our patents. The Witness products we have accused of infringing our patents include Impact 360®, ContactStore®, eQuality ContactStore®, ContactStore for Communication Manager®, eQuality ContactStore for Communication Manager® and Eyretel’s MediaStore®. We are seeking an injunction to prevent Witness Systems from making, using, or offering to sell or selling any product in the United States which infringes these patents. In addition, we are seeking damages for Witness Systems’ past willful infringement of these patents.

Origin Dispute

          The Company is currently in dispute with Origin Data Realisation Limited relating to the terms of a license of software supplied by Origin and incorporated within our Wordnet Series 3 voice recorder and certain other matters. We and Origin agreed to submit the disputes to mediation and, accordingly, attended a mediation session on July 25, 2005. The mediation did not result in a resolution of the disputes, but the parties have continued to negotiate with the aim of reaching a settlement. To date, no formal legal proceedings have been instituted by either side.

Dictaphone Corp. v. Mercom Systems, Inc.

          On July 28, 2004, Dictaphone Corp. filed an action against Mercom Systems, Inc. in the United States District Court for the Southern District of New York asserting that Mercom Systems is infringing two U.S. patents, which we subsequently acquired from Dictaphone. Pursuant to the terms of our agreement with Dictaphone, we succeeded to the right to enforce these patents and to control this litigation. In response, Mercom Systems is asserting that the patents are invalid and not infringed, including alleging that our previous defense of an action by Dictaphone against us in which we challenged the validity of one of the patents at issue in this action, estopped us from making the claim of infringement. We and Mercom Systems have reached an agreement in principle to settle the action. It is expected that the documentation for this agreement will be shortly concluded.

Dictaphone Corp. v. VoicePrint.

          On July 27, 2004, Dictaphone Corp. filed an action against VoicePrint in the United States District Court for the Central District of California asserting the infringement by VoicePrint of the same patents as those asserted in the Mercom Systems lawsuit, which we subsequently acquired from Dictaphone. Similar to the Mercom Systems lawsuit, this lawsuit has also been settled in principle. The documentation for this settlement is expected to be completed and signed shortly.

Calyon Dispute

          In April 2006, the Company received a letter from Calyon Corporate and Investment Bank (Calyon), demanding that the Company pay an amount of $648,144 to Calyton. This amount was deducted by the Company in January 2004 from an amount transferred by Calyon to the Company’s account at the instruction of Thales, in connection with the acquisition of Thales Contact Solutions (TCS). Calyon now claims it was not done rightfully. The Company notified TCS in 2004 that it had setoff such amount with respect to an overdue payment by TCS. The Company had previously notified Calyon that it had sent TCS a setoff notice to that effect, and therefore, believes that Calyon’s claim is not justified.

Evesham School District Investigation

          The U.S. Consumer Product Safety Commission has brought to our attention and provided us an opportunity to comment on an alleged incident of a fire allegedly involving a NICE product used in a school building in the Evesham New Jersey School District. We have retained special counsel and engineering consultants who have investigated this matter and concluded that the fire was not the result of failure in design, manufacturing, installation, service or abuse on our part and that the fire was caused by a third party commercial off-the-shelf product. We have been advised, based on the results of the investigation, that a formal response to the Commission is not necessary. The Commission is not conducting a formal investigation of us and therefore, this is not a pending case.

Dividends

          Since our initial public offering on Nasdaq in 1996, we have not declared or paid dividends on our ordinary shares. We intend to retain our earnings for future growth and therefore do not anticipate paying any cash dividends in the foreseeable future.

Significant Changes

        In April 2006, we signed a definitive agreement to acquire Performix Technologies Ltd., a pioneer of contact center performance management. Under the terms of the definitive agreement, we will acquire Performix for a total purchase price of $13.2 million in cash. The purchase price may increase by up to an additional $6.15 million (of which up to $3 million may be payable at closing) based on certain performance criteria. The transaction is subject to the satisfaction of customary closing conditions and is anticipated to close towards the end of the second or the beginning of the third quarter of 2006.

          For a description of additional significant changes that occurred in 2006, please see Item 10, “Additional Information–Material Contracts–IEX Corporation Acquisition and FAST Video Security AG Acquisition.”

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

	ADSs

	High	Low

Annual
2001	$27.75	$8.88
2002	17.04	6.70
2003	25.35	8.34
2004	31.39	17.88
2005	49.86	29.66

Quarterly 2004

First Quarter	$29.88	$22.56
Second Quarter	25.75	21.16
Third Quarter	23.38	17.88
Fourth Quarter	31.39	21.04

Quarterly 2005

First Quarter	$35.03	$29.66
Second Quarter	39.85	30.57
Third Quarter	48.00	39.50
Fourth Quarter	49.86	40.67

Quarterly 2006

First Quarter	$54.48	$47.19

Monthly

November 2005	$46.82	$43.34
December 2005	49.86	44.36
January 2006	52.80	47.19
February 2006	53.90	48.71
March 2006	54.48	49.99
April 2006	54.80	46.80
May 2006 (through May 15)	57.25	54.50

          On May 15, 2006, the last reported sale price of our ADSs was $ 54.50 per ADS.

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

	Ordinary Shares

	High		Low

	NIS	$	NIS	$

Annual
2001	97.90	23.68	39.19	9.27
2002	75.50	16.81	32.02	6.63
2003	113.30	25.04	37.96	8.01
2004	137.70	31.10	79.51	17.52
2005	229.20	49.60	130.40	29.56

Quarterly 2004
First Quarter	137.70	31.10	100.80	22.36
Second Quarter	117.90	25.99	97.56	21.43
Third Quarter	107.10	23.90	79.51	17.52
Fourth Quarter	131.90	30.40	92.79	20.74

Quarterly 2005
First Quarter	151.30	34.90	130.40	29.56
Second Quarter	177.40	38.78	135.40	30.96
Third Quarter	213.70	47.73	181.00	39.50
Fourth Quarter	229.20	49.60	190.10	41.10

Quarterly 2006
First Quarter	254.80	54.28	214.00	46.24

Monthly

November 2005	218.40	46.61	203.80	43.92
December 2005	229.20	49.60	206.60	44.39
January 2006	243.50	52.28	214.00	46.24
February 2006	248.50	52.96	227.70	48.52
March 2006	254.80	54.28	235.40	50.29
April 2006	246.10	54.65	220.70	47.98
May 2006 (through May 15)	254.80	57.32	244.90	54.47

          As of May 15, 2006, the last reported price of our ordinary shares on the TASE was NIS 247.50 (or $ 55.51) per share.

Item 10.	Additional Information.

Memorandum and Articles of Association

Organization and Register

          We are a company limited by shares organized in the State of Israel under the Israeli Companies Law. We are registered with the Registrar of Companies of the State of Israel and have been assigned company number 52-0036872.

          In our annual general meeting of shareholders held on September 28, 2005, we increased our authorized share capital to 75 million ordinary shares and adopted amended and restated articles of association.

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

Directors

          Our articles of association provide that the number of directors serving on the board shall be not less than three but shall not exceed thirteen, including two outside directors. Our directors, other than outside directors, are elected at the annual shareholders meeting to serve until the next annual meeting or until their earlier death, resignation, bankruptcy, incapacity or removal by resolution of the general shareholders meeting. Directors may be re-elected at each annual shareholders meeting. The board may appoint additional directors (whether to fill a vacancy or create new directorship) to serve until the next annual shareholders meeting, provided, however, that the board shall have no obligation to fill any vacancy unless the number of directors is less than three. Our officers serve at the discretion of the board.

          The board of directors may meet and adjourn its meetings according to the Company’s needs but at least once every three months. A meeting of the board may be called at the request of any director. The quorum required for a meeting of the board consists of a majority of directors who are lawfully entitled to participate in the meeting and vote thereon. The adoption of a resolution by the board requires approval by a simple majority of the directors present at a meeting in which such resolution is proposed. In lieu of a board meeting, a resolution may be adopted if all of the directors lawfully entitled to vote thereon consent not to convene a meeting.

          Subject to the Companies law, the board may appoint a committee of the board and delegate to such committee all or any of the powers of the board, as it deems appropriate. Under the Companies Law the board of directors must appoint an internal audit committee, comprised of at least three directors and including both of the outside directors. The function of the internal audit committee is to review irregularities in the management of the Company’s business and recommend remedial measures. The committee is also required, under the Companies Law to approve certain related party transactions. Notwithstanding the foregoing, the board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees. The board has appointed an internal audit committee which has three members, an audit committee which has four members and a compensation committee which has four members. For more information on the Company’s committees, please see Item 6, “Directors, Senior Management and Employees–Board Practices” in this annual report.

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

          In the case of a transaction which is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only board approval is required unless the articles of association of the company provide otherwise. The transaction must not be adverse to the company’s interest. Furthermore, if the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the articles of association, it also must be approved by the company’s audit committee and then by the board of directors, and, under certain circumstances, by a meeting of the shareholders of the company. An office holder who has a personal interest in a transaction that is considered at a meeting of the board of directors or the audit committee generally may not be present at the deliberations or vote on this matter. If a majority of the directors has a personal interest in an extraordinary transaction with the Company, shareholder approval of the transaction is required.

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

Office Holder Insurance

          Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

•	a breach of his duty of care to us or to another person,

•	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable grounds to assume that his act would not prejudice our interests, or

•	a financial liability imposed upon him in favor of another person concerning an act performed by him in his capacity as an office holder.

Indemnification of Office Holders

          Our articles of association provide that we may indemnify an office holder against:

•

a financial liability imposed on or incurred by an office holder in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court concerning an act performed in his capacity as an office holder. Such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that the undertaking is limited to types of events which our board of directors deems to be foreseeable in light of our actual operations at the time of the undertaking and limited to an amount or criterion determined by our board of directors to be reasonable under the circumstances, and further provided that such events and amounts or criterion are set forth in the undertaking to indemnify, and provided that the total amount of indemnification for all persons we have agreed to indemnify in such circumstances does not exceed, in the aggregate twenty-five percent (25%) of our shareholders’ equity at the time of the actual indemnification;

•

reasonable litigation expenses, including attorney’s fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

•

reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him by a court, in proceedings instituted against him by or on our behalf or by another person, or in a criminal charge from which he was acquitted, or a criminal charge in which he was convicted for a criminal offense that does not require proof of intent, in each case relating to an act performed in his capacity as an office holder.

          We have undertaken to indemnify our directors and officers pursuant to applicable law. We have obtained directors and officers liability insurance for the benefit of our directors and officers.

Limitations on Exemption, Insurance and Indemnification

          The Companies Law provides that a company may not exempt or indemnify an office holder, or enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

•

a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly;

•	any act or omission done with the intent to derive an illegal personal benefit; or

•	any fine levied against the office holder.

Required Approvals

          In addition, under the Companies Law, any exemption of, indemnification of, or procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, if the beneficiary is a director, by our shareholders. We have obtained such approvals for the procurement of liability insurance covering our officers and directors and for the grant of indemnification letters to our officers and directors.

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

          The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 25% of the outstanding voting shares, unless otherwise required by applicable rules. Although Nasdaq generally requires a quorum of 33-1/3%, we have an exception under the Nasdaq rules and follow the generally accepted business practice for companies in Israel, which have a quorum requirement of 25%. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman may designate with the consent of a majority of the voting power represented at the meeting and voting on the matter adjourned. At such reconvened meeting the required quorum consists of any two members present in person or by proxy.

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

          If as a result of an acquisition of shares the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If as a result of a full tender offer the acquirer would own more than 95% of the outstanding shares, then all the shares that the acquirer offered to purchase will be transferred to it. The law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If as a result of a full tender offer the acquirer would own 95% or less of the outstanding shares, then the acquirer may not acquire shares that will cause his shareholding to exceed 90% of the outstanding shares.

Material Contracts

IEX Corporation Acquisition

          In April 2006, we signed a definitive agreement to acquire IEX Corporation, a worldwide provider of contact center workforce management solutions. Under the terms of the definitive agreement, we will acquire the shares of IEX, a wholly owned subsidiary of Tekelec, for approximately $200 million in cash. The transaction is subject to the satisfaction of customary closing conditions and is anticipated to close towards the end of the second or the beginning of the third quarter of 2006.

FAST Video Security AG Acquisition

          On January 4, 2006, pursuant to a share purchase agreement, we acquired all the outstanding shares of FAST Video Security AG, a Switzerland-based developer of innovative video systems for security and surveillance purposes, for approximately $21 million in cash, with potential earn-outs based on performance milestones amounting to a maximum of $12 million payable over the next three years.

Settlement Agreement with Dictaphone

          In June 2000, Dictaphone Corporation, one of our competitors, filed a patent infringement claim relating to certain technology embedded in some of our products. The claim was for damages for past infringement and enjoinment of any continued infringement of Dictaphone patents. On December 11, 2003, we agreed with Dictaphone to dismiss all claims and counterclaims in connection with Dictaphone’s patent infringement claim against us. Under the terms of the settlement we were required to pay Dictaphone $10 million, of which approximately $4.8 million was paid by our insurance carrier in December 2003 and the balance was paid by us. Each of the companies was to grant the other a worldwide, royalty-free, perpetual license to certain of their respective patents including the disputed patents. The two companies further agreed to enter into enforcement proceedings with respect to both companies’ patent portfolios and to share any proceeds from these actions.

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

          The parties signed an amendment to the aforementioned asset purchase agreement with Dictaphone, according to which a final adjustment will be made to the audited closing balance sheet, which will reduce the purchase price under the asset purchase agreement by $2.0 million. In addition, the parties agreed, that we are entitled to all previously undistributed interest and other investment income earned with respect to such escrow funds. ”

TCS Acquisition

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

          Under the terms of the agreement, the cash portion of the purchase price was subject to downward adjustment based on the value of net assets at closing and the full year 2002 sales of TCS. Based on our calculation of the actual value of net assets acquired and 2002 sales of TCS, we reduced the cash portion of the purchase price as of December 31, 2002 by $12.8 million. This amount was presented on our balance sheet as a Related Party Receivable as of December 31, 2002.Thus, the adjusted purchase price paid, including $4.5 million of capitalized acquisition costs, was recorded as $39.7 million. Of the $12.8 million adjustment referred to above, Thales paid us $6.6 million in March 2003.

          Thales disputed our calculation of the net asset value at closing and the matter was submitted in September 2003 to binding arbitration by an Independent Accountant, in accordance with the terms of the acquisition agreement. The Independent Accountant determined a higher net asset value at closing than our calculation of the actual value of net assets acquired in the amount of $2.2 million. Also, under the terms of the agreement, the cash portion of the purchase price was subject to adjustment mechanisms and indemnities related to the assets sold to us. On September 8, 2004, we notified Thales of claims in respect of such price adjustment mechanisms. NICE and Thales signed a settlement agreement in respect of such claims on February 24, 2005, according to which Thales paid us a total indemnity amount of $2.6 million.

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

Israeli Tax Considerations

          The following is a summary of the principal tax laws applicable to companies in Israel, with special reference to their effect on us. The following contains a discussion of the material Israeli tax consequences to purchasers of our ordinary shares or ADSs. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. For a discussion of certain Israeli government programs benefiting various Israeli businesses, including us, please see Item 5, “Operating and Financial Review and Prospects.”

General Corporate Tax Structure

          Generally, Israeli companies are subject to Corporate Tax on taxable income at the rate of 34% for the 2005 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 31% for the 2006 tax year, 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, the effective tax rate payable by a company that derives income from an Approved Enterprise may be considerably less.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

We derive and expect to continue to derive significant tax benefits in Israel relating to our “Approved Enterprise” programs, pursuant to the Law for Encouragement of Capital Investments, 1959, or the Investments Law. To be eligible for these tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets. In the event of a failure to comply with these conditions, the benefits may be canceled and we may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2005, we believe that we are in compliance with all the conditions required by the law.

          Income from two of our “Approved Enterprises” is exempt from income tax for two years. Following this two-year period, income from the “Approved Enterprise” will be subject to corporate tax at a reduced rate of 10-25% (based on the percentage of foreign ownership in each taxable year) for the following eight years. Income from our other two “Approved Enterprises” is tax exempt for four years. Following this four-year period, income from these “Approved Enterprises” will be subject to corporate tax at a reduced rate of 10-25% (based on the percentage of foreign ownership in each taxable year) for the following six years.

          If we distribute dividends from the income which was exempted from taxes pursuant to our “Approved Enterprise” benefits, we will be taxed as if the exempt income was subject to the regular reduced corporation taxes arising under our “Approved Enterprise” programs. We intend to reinvest the total amount of our tax-exempt income and not to distribute this income to shareholders. The tax-exempt income attributable to an “Approved Enterprise” can be distributed to shareholders without subjecting us to taxes only upon our complete liquidation.

          Income from sources other than the “Approved Enterprise” during the period of benefits will be taxable at regular corporate tax rates.

          On April 1, 2005, an amendment to the Investments Law came into force. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in such law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment incorporates certain changes to both the criteria and procedure for obtaining “Approved Enterprise” status for an investment program, and changes to the tax benefits afforded in certain circumstances to “Approved Enterprises” under such law (which in some cases is referred to as a Benefiting Enterprise following such amendment). The amendment will apply to Approved Enterprise programs in which the year of commencement of benefits under the law is 2004 or later, unless such programs received approval from the applicable government authority prior to December 31, 2004 in which case the provisions of the amendment will not apply.

          As a result of the amendment, where we benefit from tax-exempt income pursuant to the new Benefiting Enterprise regime, we will be subject to taxes upon the distribution of such tax-exempt income or upon our liquidation. Accordingly, we may be required to record a deferred tax liability with respect to such tax-exempt income. We are currently evaluating the impact of the amendment on us. Based on our preliminary analysis, it may materially increase our provision for income taxes in future years.

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

          Based on advice from our Israeli counsel, we believe that we may only be required to pay stamp duty on documents signed on or after August 2004. However, we cannot give any assurance that the tax authorities or the courts will accept such view. At this stage it is not yet possible to evaluate the effect, if any, on us of the 2003 amendment to the Stamp Duty Law.

          Under an order published in December 2005, the said requirement to pay stamp duty was cancelled with respect to documents signed on or after January 1, 2006

Tax Benefits and Grants for Research and Development

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

—	deductions over an eight-year period for purchases of know-how and patents;

—

deductions over a three-year period of expenses involved with the issuance and listing of shares on the Tel Aviv Stock Exchange or, on or after January 1, 2003, on a recognized stock market outside of Israel;

—	the right to elect, under specified conditions, to file a consolidated tax return with other related Israeli Industrial Companies; and

—	accelerated depreciation rates on equipment and buildings.

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

Special Provisions Relating to Taxation Under Inflationary Conditions

          The Income Tax Law (Inflationary Adjustments), 1985, or the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Until December 31, 2001 we measured our Israeli taxable income in accordance with this law, but from January 1, 2002 we have elected to measure our Israeli taxable income in relation to changes in the U.S. dollar/NIS exchange rate rather than the Israeli inflation index. We were permitted to make such a change pursuant to regulations published by the Israeli Minister of Finance, which provide the conditions for so doing. A company that elects to measure its results for tax purposes based on the U.S. dollar/NIS exchange rate cannot change that election for a period of three years following the election. We believe that we meet the necessary conditions and as such, continue to measure our results for tax purposes based on the U.S. dollar/NIS exchange rate.

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

          The following discussion refers to the sale of our ordinary shares. However, the same tax treatment would apply to the sale of our ADSs.

          Taxation of Israeli Residents

          Generally, up until the 2006 tax year, capital gains tax was imposed on Israeli resident individuals at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in, among others, (i) Israeli companies publicly traded on Nasdaq or on a recognized stock market in a country that has a treaty for the preventions of double taxation with Israel, or (ii) companies dually traded on both the Tel Aviv Stock Exchange and Nasdaq or a recognized stock market outside of Israel (such as NICE). This tax rate was contingent upon the shareholders not claiming a deduction for financing expenses in connection with such shares (in which case the gain was generally taxed at a rate of 25%), and did not apply to: (i) the sale of shares by dealers in securities; (ii) the sale of shares by shareholders that report in accordance with the Income Tax Law (Inflationary Adjustments), 1985, referred to as the Inflationary Adjustments Law (that were generally taxed at Corporate Tax rates for corporations and at marginal tax rates for individuals); or (iii) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

          As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company) the tax rate will be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance, in which case the applicable tax rate is 25%. However, different tax rates may apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering.

          The tax basis of shares acquired prior to January 1, 2003, will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

          Taxation of Non-Israeli Residents

          Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE provided such gains did not derive from a permanent establishment of such shareholders in Israel. Non-Israeli residents are also exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock market outside of Israel, provided such shareholders did not acquire their shares prior to the issuer’s initial public offering and that the gains did not derive from a permanent establishment of such shareholders in Israel and that such shareholders are not subject to the Inflationary Adjustments Law. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

          In addition, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding ordinary shares as a capital asset is also exempt from Israeli capital gains tax under the U.S.-Israel Tax Treaty unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale or (ii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel. If the above conditions are not met, the U.S. resident would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, the gain would be treated as foreign source income for United States foreign tax credit purposes and such U.S. resident would be permitted to claim a credit for such taxes against the United States income tax imposed on such sale, exchange or disposition, subject to the limitations under the United States federal income tax laws applicable to foreign tax credits.

          Taxation of Dividends Paid on our Ordinary Shares

          The following discussion refers to dividends paid on our ordinary shares. However, the same tax treatment would apply to dividends paid on our ADSs.

          Taxation of Israeli Residents

          Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends) or stock dividends, which is withheld at the source at the following rates: (i) for dividends distributed prior to January 1, 2006 - 25%; (ii) for dividends distributed on or after January 1, 2006 - 20%, or 25% for a shareholder that is considered a Material Shareholder at any time during the 12-month period preceding such distribution. Dividends paid from income derived from our Approved Enterprise are subject to withholding at the rate of 15%, although we cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

          Taxation of Non-Israeli Residents

          Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, at the rates applicable to Israeli residents, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

          Under the U.S.-Israel Treaty, the maximum Israeli withholding tax on dividends paid by us is 25%. Dividends of an Israeli company distributed from income of an Approved Enterprise (or Benefiting Enterprise) are subject to a 15% withholding tax under Israeli law. The U.S.-Israel Tax Treaty further provides for a 12.5% Israeli dividend withholding tax on dividends paid by an Israeli company to a United States corporation owning at least 10% or more of such Israeli company’s issued voting power for, in general, the part of the tax year which precedes the date of payment of the dividend and the entire preceding tax year, provided such United States corporation meets certain limitations concerning the amount of its dividend and interest income. The lower 12.5% rate applies only to dividends from income not derived from an Approved Enterprise (or Benefiting Enterprise) in the applicable period and does not apply if the company has more than 25% of its gross income derived from certain types of passive income. Residents of the United States generally will have withholding tax in Israel deducted at source. They may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

          A non-resident of Israel who has dividend income derived from or accrued in Israel, from which tax was withheld at source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

U.S. Federal Income Tax Considerations

          The following is a summary of certain material U.S. Federal income tax consequences that apply to U.S. holders who hold ADSs as capital assets for tax purposes. This summary is based on U.S. Federal income tax laws, regulations, rulings and decisions in effect as of the date of this annual report, all of which are subject to change at any time, possibly with retroactive effect. This summary does not address all tax considerations that may be relevant with respect to an investment in ADSs.

          This summary does not address tax considerations applicable to a holder of an ADS that may be subject to special tax rules including, without limitation, the following:

—	dealers or traders in securities, currencies or notional principal contracts;

—	financial institutions;

—	insurance companies;

—	real estate investment trusts;

—	banks;

—	investors liable for alternative minimum tax;

—	tax-exempt organizations;

—	regulated investment companies;

—	investors that actually or constructively own 10 percent or more of our voting shares;

—

investors that will hold the ADSs as part of a hedging or conversion transaction or as a position in a straddle or a part of a synthetic security or other integrated transaction for U.S. Federal income tax purposes;

—	investors that are treated as partnerships or other pass through entities for U.S. Federal income tax purposes and persons who hold the ADSs through partnerships or other pass through entities; and

—	investors whose functional currency is not the U.S. dollar.

          This summary does not address the effect of any U.S. Federal taxation other than U.S. Federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation or the indirect effects on the holders of equity interests in a holder of an ADS.

          You are urged to consult your tax advisors regarding the foreign and U.S. Federal, state and local tax consequences of an investment in ADSs.

          For purposes of this summary, a “U.S. holder” is a beneficial owner of ADSs that is, for U.S. Federal income tax purposes:

—	an individual who is a citizen or, for U.S. Federal income tax purposes, a resident of the United States;

—	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

—	an estate whose income is subject to U.S. Federal income tax regardless of its source; or

—	a trust if:

(a) a court within the United States is able to exercise primary supervision over administration of the trust; and

(b) one or more United States persons have the authority to control all substantial decisions of the trust.

          In general, if you hold ADSs, you will be treated as the holder of the underlying shares represented by those ADSs for U.S. Federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

          The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Israeli taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by parties to whom the ADSs are released.

U.S. Taxation of ADSs

     Distributions

          Subject to the discussion under “Passive Foreign Investment Companies” below, the gross amount of any distribution, including the amount of any Israeli taxes withheld from these distributions, actually or constructively received by a U.S. holder with respect to ADSs will be taxable to the U.S. holder as a dividend to the extent of our current and accumulated earnings and profits as determined under U.S. Federal income tax principles. The U.S. holder will not be eligible for any dividends received deduction in respect of the dividend otherwise allowable to corporations. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as capital gain from the sale or exchange of property. We do not maintain calculations of our earnings and profits under U.S. Federal income tax principles. If we do not report to a U.S. holder the portion of a distribution that exceeds earnings and profits, the distribution will generally be taxable as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.

          Under the Jobs and Growth Tax Relief Reconciliation Act of 2003 (the “2003 Act”) enacted on May 28, 2003, certain dividends received by non-corporate U.S. holders after December 31, 2002, will be subject to a maximum income tax rate of 15%. This reduced income tax rate is only applicable to dividends paid by a “qualified corporation” that is not a “passive foreign investment company” and only with respect to shares held by a qualified U.S. holder (i.e., a non-corporate holder) for a minimum holding period (generally 61 days during the 121-day period beginning 60 days before the ex-dividend date). We should be considered a qualified corporation (see “Passive Foreign Investment Companies” below). Accordingly, dividends paid by us to individual U.S. holders on shares held for the minimum holding period should be eligible for the reduced income tax rate. The reduced tax rate for qualified dividends is scheduled to expire on December 31, 2008, unless further extended by Congress.

          The amount of any distribution paid in a currency other than U.S. dollars (a “foreign currency”) including the amount of any withholding tax thereon, will be included in the gross income of a U.S. holder in an amount equal to the U.S. dollar value of the foreign currencies calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the foreign currencies are converted into U.S. dollars. If the foreign currencies are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currencies received in the distribution are not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the foreign currencies equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currencies will be treated as ordinary income or loss.

          Dividends received by a U.S. holder with respect to ADSs will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation. Subject to certain conditions and limitations, any Israeli taxes withheld on dividends may be deducted from taxable income or credited against a U.S. holder’s U.S. Federal income tax liability. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. The rules relating to foreign tax credits and the timing thereof are complex. U.S. holders should consult their own tax advisors regarding the availability of a foreign tax credit under their particular situation. Under the 2003 Act, the amount of the qualified dividend income paid by us to a U.S. holder that is subject to the reduced dividend income tax rate and that is taken into account for purposes of calculating the U.S. holder’s U.S. foreign tax credit limitation must be reduced by the “rate differential portion” of such dividend. Each qualified U.S. holder is urged to consult its own tax advisor regarding the possible applicability of the reduced rate under the 2003 Act and the related restrictions and special rules.

     Sale or Other Disposition of ADSs

          If a U.S. holder sells or otherwise disposes of its ADSs, gain or loss will be recognized for U.S. Federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and such holder’s adjusted tax basis in the ADSs. Subject to the discussion below under the heading “Passive Foreign Investment Companies,” such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the holder had held the ADSs for more than one year at the time of the sale or other disposition. Long-term capital gains realized by individual U.S. holders generally are subject to a lower marginal U.S. Federal income tax rate than ordinary income. Under most circumstances, any gain that a holder recognizes on the sale or other disposition of ADSs will be U.S. source for purposes of the foreign tax credit limitation; and losses recognized will be allocated against U.S. source income.

          If a U.S. holder receives foreign currency upon a sale or exchange of ADSs, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such foreign currency will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such foreign currency is converted into U.S. dollars on the date received by the U.S. holder, the U.S. holder generally should not be required to recognize any gain or loss on such conversion.

     Passive Foreign Investment Companies

          For U.S. Federal income tax purposes, we will be considered a passive foreign investment company (“PFIC”) for any taxable year in which either 75% or more of our gross income is passive income, or at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gain over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. Federal income tax purposes, highly complex rules would apply to U.S. holders owning ADSs. Accordingly, U.S. holders are urged to consult their own tax advisors regarding the application of such rules.

          If we are treated as a PFIC for any taxable year,

—	a U.S. holder would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ADSs ratably over its holding period for such ADSs,

—

the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

—	gain recognized upon the disposition of ADSs would be taxable as ordinary income, and

—	a U.S. holder would be required to make an annual return on IRS Form 8621 regarding distributions received and gain realized with respect to ADSs.

          One method to avoid the aforementioned treatment is for a U.S. holder to make an election to treat us as a qualified electing fund. A U.S. holder may make a qualified electing fund election only if we furnish the U.S. holder with certain tax information and we do not presently intend to prepare or provide this information. Alternatively, another method to avoid the aforementioned treatment is for a U.S. holder to make a timely mark-to-market election in respect of its ADSs. If a U.S. holder elects to mark-to-market its ADSs, any excess of the fair market value of the ADSs at the close of each tax year over the adjusted basis in such ADSs will generally be included in income. If the fair market value of the ADSs had depreciated below the adjusted basis at the close of the tax year, the U.S. holder may generally deduct the excess of the adjusted basis of the ADSs over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that were included in income by such holder with respect to ADSs in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ADSs with respect to which the mark-to-market election is made, is treated as ordinary income or loss.

          Based on our estimated gross income, the average value of our gross assets and the nature of our business, we do not believe that we will be classified as a PFIC in the current taxable year. Our status in any taxable year will depend on our assets and activities in each year and because this is a factual determination made annually at the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were treated as a PFIC in any year during which a U.S. holder owns ADSs, certain adverse tax consequences could apply, as described above. Given our current business plans, however, we do not expect that we will be classified as a PFIC in future years.

          You are urged to consult your tax advisor regarding the possibility of us being classified as a PFIC and the potential tax consequences arising from the ownership and disposition (directly or indirectly) of an interest in a PFIC.

Backup Withholding and Information Reporting

          Payments of dividends with respect to ADSs and the proceeds from the sale, retirement, or other disposition of ADSs made by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. holder as may be required under applicable U.S. Treasury regulations. We, or an agent, a broker, or any paying agent, as the case may be, may be required to withhold tax, currently at the rate of 28% (the backup withholding tax), if a non-corporate U.S. holder that is not otherwise exempt fails to provide an accurate taxpayer identification number and comply with other IRS requirements concerning information reporting. Certain U.S. holders (including, among others, corporations and tax-exempt organizations) are not subject to backup withholding. Backup withholding is not an additional tax. Any amount of backup withholding withheld may be used as a credit against your U.S. Federal income tax liability provided that the required information is furnished to the IRS. U.S. holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

U.S. Federal Income Tax Consequences to Non-U.S. Holders

     Sale, Exchange or Retirement of Securities

          If you sell, exchange or redeem ADSs, you will generally not be subject to U.S. Federal income tax on any gain, unless one of the following applies:

—	the gain is connected with a trade or business that you conduct in the United States through an office or other fixed place of business, or

—	you are an individual, you are present in the United States for at least 183 days during the year in which you dispose of the ADSs, and certain other conditions are satisfied.

     Backup Withholding and Information Reporting

          United States rules concerning information reporting and backup withholding are described above. These rules apply to non-U.S. holders as follows:

          Information reporting and backup withholding may apply if you use the U.S. office of a broker or agent, and information reporting (but not backup withholding) may apply if you use the foreign office of a broker or agent that has certain connections to the United States. You may be required to comply with applicable certification procedures to establish that you are not a U.S. holder in order to avoid the application of such information reporting and backup withholding requirements. You should consult your tax advisor concerning the application of the information reporting and backup withholding rules.

          Non-U.S. holders are urged to consult legal and tax advisors in the countries of their citizenship, residence and domicile to determine the possible tax consequences of holding and selling ADSs under the laws of their respective jurisdictions in light of their own particular circumstances.

Documents on Display

          We are subject to certain of the information reporting requirements of the Securities and Exchange Act of 1934, as amended. We, as a “foreign private issuer” are exempt from the rules and regulations under the Securities Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Securities Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act. Nasdaq rules generally require that companies send an annual report to shareholders prior to the annual general meeting. We have an exception under the Nasdaq rules and follow the generally accepted business practice for companies in Israel. Specifically, we file annual reports on Form 20-F, which contain financial statements audited by an independent accounting firm, electronically with the SEC and post a copy on our website. We will also furnish to the SEC quarterly reports on Form 6-K containing unaudited financial information after the end of each of the first three quarters.

          You may read and copy any document we file with the SEC at its public reference facilities at, 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this web site is http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. In addition, our ADSs are quoted on the Nasdaq Stock Market, so our reports and other information can be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

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

          Interest Rate Risk. We invest in investment-grade U.S. corporate bonds and dollar deposits with FDIC-insured US banks. At least 80% of our securities investments are in corporate and US government agency bonds. Since these investments carry fixed interest rates and since our policy and practice is to hold these investments to maturity, interest income over the holding period is not sensitive to changes in interest rates. Up to 20% of our investment portfolio may be made in investment grade Callable Range Accrual Notes whose principal is guaranteed. As of December 31, 2005, 3.4% of our investment portfolio was in such Notes. The Notes are subject to interest rate, liquidity and price risks. Since our policy is to hold these investments to maturity or until called, the interest income from these notes will not be effected by changes in their market value or to liquidity risk. However, a significant increase in prevailing interest rates may effect whether or not interest income is received for a particular period. As of December 31 2005, we did not invest in auction rate securities.

          Other risks and uncertainties that could affect actual results and outcomes are described in Item 3, “Key Information–Risk Factors.”

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

          Our board of directors has determined that Dan Falk meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K, and is independent under the applicable regulations.

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

Fees Paid to Independent Auditors

          Ernst & Young, has served as our independent auditor for the fiscal years ended December 31, 2004 and 2005. Fees billed or expected to be billed by Ernst & Young for professional services for each of the last two fiscal years were as follows:

Services Rendered	2004 Fees	2005 Fees

Audit (1)	$495,000	$620,000
Audit-related (2)	54,000	224,000
Tax (3)	207,000	112,000
Total	$756,000	$956,000

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

(3)	Tax fees relate to tax compliance, planning, advice and preparation of transfer pricing documentation.

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

          In 2005, neither we nor our affiliates purchased any of our own shares.

PART III

Item 17.	Financial Statements.

          Not Applicable.

Item 18.	Financial Statements.

          See pages F-1 through F-39, incorporated herein by reference.

Item 19.	Exhibits.

Exhibit No.	Description

1.1

Amended and Restated Memorandum of Association of NICE-Systems Ltd. (English translation) (filed as Exhibit 3.1 to NICE-Systems Ltd.’s Registration Statement on Form F-3/A (Registration No. 333-127883) filed with the Commission on October 14, 2005, and incorporated herein by reference).

1.2

Amended and Restated Articles of Association of NICE-Systems Ltd. approved by the Annual General Meeting of the Company’s shareholders held on September 28, 2005 (filed as Exhibit 3.2 to NICE-Systems Ltd.’s Registration Statement on Form F-3/A (Registration No. 333-127883) filed with the Commission on October 14, 2005, and incorporated herein by reference).

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

4.3

Sales and Purchase Agreement dated July 30, 2002 by and among NICE-Systems Ltd., NICE CTI Systems UK Ltd., NICE Systems SARL, NICE Systems GmbH, Nice Systems Inc. and Thales SA. (filed as Exhibit 4.3 to NICE-Systems Ltd.’s Annual Report on Form 20-F filed with the Commission on June 26, 2003, and incorporated herein by reference).

4.4

Registration Rights Agreement between NICE-Systems Ltd. and Thales SA. (filed as Exhibit 4.4 to NICE-Systems Ltd.’s Annual Report on Form 20-F filed with the Commission on June 26, 2003, and incorporated herein by reference).

4.5

Manufacturing Outsourcing Agreement dated January 21, 2002 by and among NICE-Systems Ltd. and Flextronics Israel Ltd. (filed as Exhibit 4.5 to NICE-Systems Ltd.’s Annual Report on Form 20-F filed with the Commission on June 26, 2003, and incorporated herein by reference).

4.6

Settlement Agreement, dated February 24, 2005, among Thales SA, NICE-Systems Ltd., NICE CTI Systems UK Ltd., NICE Systems SARL, NICE Systems GmbH and Nice Systems Inc. (filed as Exhibit 4.7 to NICE-Systems Ltd.’s Annual Report on Form 20-F filed with the Commission on June 29, 2005, and incorporated herein by reference).

4.7

Asset Purchase and Sale Agreement, dated as of April 11, 2005, between Dictaphone Corporation and NICE Systems Inc. (filed as Exhibit 4.8 to NICE-Systems Ltd.’s Annual Report on Form 20-F filed with the Commission on June 29, 2005, and incorporated herein by reference).

4.8

Amendment No. 1, dated as of May 31, 2005, to the Asset Purchase and Sale Agreement, dated as of April 11, 2005, between Dictaphone Corporation and NICE Systems Inc. (filed as Exhibit 4.9 to NICE-Systems Ltd.’s Annual Report on Form 20-F filed with the Commission on June 29, 2005, and incorporated herein by reference).

4.9	Share Purchase Agreement, dated as of November 17, 2005, between certain shareholders of FAST Video Security AG and NICE-Systems Ltd.

4.10	Share Purchase Agreement, dated as of April 27, 2006, between IEX Corporation and NICE-Systems Ltd.

4.11	Amendment No. 2, dated as of March 27, 2006, to the Asset Purchase and Sale Agreement, dated as of April 11, 2005, between Dictaphone Corporation and NICE-Systems Inc.

8.1	List of significant subsidiaries

10.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global.

12.1	Certification by Haim Shani, the Chief Executive Officer of NICE-Systems Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act 2002.

12.2	Certification by Ran Oz, the Chief Financial Officer of NICE-Systems Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Haim Shani, the Chief Executive Officer of NICE-Systems Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Ran Oz, the Chief Financial Officer of NICE-Systems Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

NICE-SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

IN U.S. DOLLARS

■	Kost Forer Gabbay & Kasierer	■	Phone: 972-3-6232525
	3 Aminadav St. Tel-Aviv 67067, Israel		Fax: 972-3-5622555

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

NICE SYSTEMS LTD.

        We have audited the accompanying consolidated balance sheets of NICE Systems Ltd. (“the Company”) and subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2004 and 2005, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 8, 2006	A Member of Ernst & Young Global

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2004	2005

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$26,579	$254,956
Short-term bank deposits	175	102
Marketable securities	24,348	36,159
Trade receivables (net of allowance for doubtful accounts of $ 2,661 and $
2,214 at December 31, 2004 and 2005, respectively)	46,407	66,153
Other receivables and prepaid expenses	8,581	9,544
Inventories	12,615	23,172
Deferred tax assets	-	3,360

Total current assets	118,705	393,446

LONG-TERM ASSETS:
Marketable securities	114,805	120,342
Investment in affiliates	1,200	1,200
Severance pay fund	7,356	7,907
Other receivables and prepaid expenses	854	648
Deferred tax assets	-	4,976
Property and equipment, net	16,981	14,888
Other intangible assets, net	12,665	23,990
Goodwill	25,745	49,853

Total long-term assets	179,606	223,804

Total assets	$298,311	$617,250

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2004	2005

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$11,975	$18,194
Accrued expenses and other liabilities	55,302	100,544

Total current liabilities	67,277	118,738

LONG-TERM LIABILITIES:
Accrued severance pay	8,163	8,901
Deferred tax liabilities	-	2,493
Other long-term liabilities	-	77

Total long-term liabilities	8,163	11,471

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital-
Ordinary shares of NIS 1 par value:
Authorized: 50,000,000 and 75,000,000 shares at December 31, 2004 and
2005, respectively; Issued and outstanding: 18,180,260 and 24,137,643
shares at December 31, 2004 and 2005, respectively;	5,464	6,772
Additional paid-in capital	244,400	473,203
Accumulated other comprehensive income	5,506	2,996
Retained earnings (accumulated deficit)	(32,499)	4,070

Total shareholders' equity	222,871	487,041

Total liabilities and shareholders' equity	$298,311	$617,250

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2003	2004	2005

Revenues:
Products	$168,055	$182,616	$206,355
Services	56,203	70,027	104,755

Total revenues	224,258	252,643	311,110

Cost of revenues:
Products	64,231	64,432	67,543
Services	42,084	49,876	68,683

Total cost of revenues	106,315	114,308	136,226

Gross profit	117,943	138,335	174,884

Operating expenses:
Research and development, net	22,833	24,866	30,896
Selling and marketing	53,351	61,855	72,829
General and administrative	29,840	31,269	37,742
Amortization of acquired intangibles	350	317	1,331
Restructuring expenses and settlement of litigation	7,082	-	-

Total operating expenses	113,456	118,307	142,798

Operating income	4,487	20,028	32,086
Financial income, net	2,034	3,556	5,398
Other income (expenses), net	292	54	(13)

Income before taxes on income	6,813	23,638	37,471
Taxes on income	1,205	2,319	902

Net income from continuing operations	5,608	21,319	36,569
Net income from discontinued operation	1,483	3,236	-

Net income	$7,091	$24,555	$36,569

Net earnings per share:
Basic:
Continuing operations	$0.35	$1.22	$1.91
Discontinued operation	0.09	0.18	-

Net earnings	$0.44	$1.40	$1.91

Diluted:
Continuing operations	$0.33	$1.14	$1.77
Discontinued operation	0.09	0.17	-

Net earnings	$0.42	$1.31	$1.77

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive income	Retained earnings (accumulated deficit)	Total comprehensive income	Total shareholders' equity

Balance as of January 1, 2003	$4,908	$213,003	$(12)	$782	$(64,145)		$154,536
Issuance of shares of ESPP	49	1,470	-	-	-		1,519
Amortization of deferred stock compensation	-	-	12	-	-		12
Exercise of share options	185	10,382	-	-	-		10,567
Comprehensive income:
Foreign currency translation adjustments	-	-	-	3,031	-	$3,031	3,031
Unrealized gains on derivative instruments, net	-	-	-	75	-	75	75
Net income	-	-	-	-	7,091	7,091	7,091

Total comprehensive income						$10,197

Balance as of December 31, 2003	5,142	224,855	-	3,888	(57,054)		176,831
Issuance of shares of ESPP	31	2,234	-				2,265
Exercise of share options	291	17,311	-				17,602
Comprehensive income:
Foreign currency translation adjustments	-	-	-	1,617	-	$1,617	1,617
Unrealized gains on derivative instruments, net	-	-	-	1	-	1	1
Net income	-	-	-	-	24,555	24,555	24,555

Total comprehensive income						$26,173

Balance as of December 31, 2004	5,464	244,400	-	5,506	(32,499)		222,871
Issuance of shares upon public offering, net	1,003	201,377	-	-	-		202,380
Issuance of shares of ESPP	37	4,285	-	-	-		4,322
Exercise of share options	268	21,640	-	-	-		21,908
Tax Benefit in respect of exercised options	-	1,501	-	-	-		1,501
Comprehensive income:
Foreign currency translation adjustments	-	-	-	(2,493)	-	$(2,493)	(2,493)
Unrealized losses on derivative instruments, net	-	-	-	(17)	-	(17)	(17)
Net income	-	-	-	-	36,569	36,569	36,569

Total comprehensive income						$34,059

Balance as of December 31, 2005	$6,772	$473,203	$-	$2,996	$4,070		$487,041

Accumulated unrealized gains on derivative instruments				$48
Accumulated foreign currency translation adjustments				2,948

Accumulated other comprehensive income as of
December 31, 2005				$2,996

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2003	2004	2005

Cash flows from operating activities:

Net income	$7,091	$24,555	$36,569
Less: net income from discontinued operation	(1,483)	(3,236)	-

Net income from continuing operations	5,608	21,319	36,569
Adjustments required to reconcile net income from continuing operations to net cash provided by operating activities from continuing operations:
Depreciation and amortization	17,617	13,793	13,152
Amortization of deferred stock compensation	12	-	-
Accrued severance pay, net	124	37	187
Amortization of premium (accretion of discount) and accrued
interest on held-to-maturity marketable securities	1,459	1,205	812
Tax benefit in respect of exercised options	-	-	1,501
Deferred taxes, net	-	-	(4,841)
Decrease (increase) in trade receivables	3,901	(585)	(11,488)
Decrease (increase) in other receivables and prepaid expenses	1,247	(654)	566
Decrease (increase) in inventories	1,515	(122)	(3,930)
Increase (decrease) in trade payables	(104)	(3,761)	5,782
Increase in accrued expenses and other liabilities	4,819	13,043	27,339
Increase in long-term liabilities related to legal settlement	667	-	-
Other	(5)	(7)	54

Net cash provided by operating activities from continuing operations	36,860	44,268	65,703
Net cash provided by operating activities from discontinued
operation	1,316	750	-

Net cash provided by operating activities	38,176	45,018	65,703

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2003	2004	2005

Cash flows from investing activities:
Purchase of property and equipment	(5,492)	(6,701)	(6,128)
Proceeds from sale of property and equipment	747	89	66
Investment in marketable securities	(72,077)	(122,192)	(218,472)
Proceeds from maturity of marketable securities	33,997	17,710	190,682
Proceeds from sale and call of held-to-maturity marketable
securities	8,500	41,345	9,630
Investment in short-term bank deposits	(132)	(129)	(39)
Proceeds from short-term bank deposits	165	149	108
Payment for the acquisition of certain assets and liabilities of
Dictaphone CRS division (a)	-	-	(39,724)
Payment for the acquisition of certain assets and liabilities of
Hannamax Hi-Tech Pty. Ltd. (b)	-	-	(1,889)
Decrease in accrued acquisition costs	(3,008)	(75)	-
Payments and proceeds in respect of TCS acquisition	(199)	(1,236)	2,531
Capitalization of software development costs	(2,291)	(1,305)	(806)
Deferred acquisition costs	-	-	(256)

Net cash used in investing activities from continuing operations	(39,790)	(72,345)	(64,297)
Net cash provided by (used in) investing activities from
discontinued operation	(52)	4,136	-

Net cash used in investing activities	(39,842)	(68,209)	(64,297)

Cash flows from financing activities:
Proceeds from issuance of shares upon public offering, net	-	-	201,724
Proceeds from issuance of shares upon exercise of options and
ESPP, net	12,086	19,867	25,259
Short-term bank credit, net	(24)	-	-

Net cash provided by financing activities	12,062	19,867	226,983

Effect of exchange rate changes on cash	182	44	(12)

Increase (decrease) in cash and cash equivalents	10,578	(3,280)	228,377
Cash and cash equivalents at the beginning of the year	19,281	29,859	26,579

Cash and cash equivalents at the end of the year	$29,859	$26,579	$254,956

Supplemental disclosure of cash flows activities:
Cash paid during the year for:
Income taxes	$564	$598	$389

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2003	2004	2005

(a) Payment for the acquisition of certain assets and liabilities of
Dictaphone CRS Division
Estimated fair value of assets acquired and liabilities assumed at the acquisition date:

Working capital deficit (excluding cash and cash equivalents)			$(913)
Property and equipment			202
Other Intangible assets			15,400
Goodwill			25,311
Less - accrued acquisition costs			(276)

			$39,724

(b) Payment for the acquisition of certain assets and liabilities of
Hannamax Hi-Tech Pty. Ltd.
Estimated fair value of assets acquired and liabilities assumed at the acquisition date:

Working capital deficit (excluding cash and cash equivalents)			$(50)
Property and equipment			10
Other intangible assets			930
Goodwill			1,159
Other long-term liabilities			(38)
Less - accrued acquisition costs			(122)

			$1,889

Non-cash activities:

(i) Adjustments of goodwill in respect of TCS acquisition:
Related party receivables	$2,156
Accrued expenses and other liabilities	(319)
Other long-term liability	(5,162)

	$(3,325)

(ii) Adjustment of goodwill in respect of discontinued operation sale		$(250)

(iii) Deferred tax benefit on offering expenses			$1,002

(iv) Accrued offering expenses			$346

(v) Receivables on account of shares in respect of exercise of options			$971

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	–	GENERAL

a.	General:

NICE Systems Ltd. (“NICE”) and subsidiaries (collectively – “the Company”) develop, market and support integrated, scalable multimedia digital recording platforms, enhanced software applications and related professional services. These solutions capture and analyze unstructured (non-transaction) data and convert it for business and security performance management applications. The Company’s solutions capture multiple forms of interaction, including voice, fax, email, web chat, radio, and video transmissions over wire line, wireless, packet telephony, terrestrial trunk radio and data networks.

The Company’s products are based on two types of recording platforms – audio and video. The Company’s solutions are offered to various vertical markets in two major sectors: (1) the Enterprise Interaction Solutions Sector – contact centers and trading floors and (2) the Public Safety and Security Sector – safety organizations, transportation, corporate security, gaming and correctional facilities and government and intelligence agencies.

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

As for major customer data, see Note 15c.

b.	Acquisitions:

1.	Acquisition of Dictaphone’s Communications Recording Systems (“CRS”):

On June 1, 2005, the Company consummated an agreement to acquire the assets and assume certain liabilities of Dictaphone’s Communications Recording Systems (“CRS”) business for $ 40,000 (including acquisition costs). Dictaphone’s CRS business is a leading provider of liability and quality management systems for first responders, critical facilities, contact centers and financial trading floors.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	–	GENERAL (Cont.)

The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of CRS. The results of the CRS’s operations have been included in the consolidated financial statements since June 1, 2005 (“the closing date”).

With the acquisition of CRS, the Company expanded its customer base, presence in the U.S and Europe, and its network of distributors and partners. Additionally, the Company broadened its product offerings and global professional services team.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Trade receivables	$8,931
Other receivables and prepaid expenses	216
Inventories	7,730
Property and equipment	202
Trademarks	400
Core technology	4,900
Distribution network	10,100
Goodwill	25,311

Total assets acquired	57,790

Trade payables	(571)
Accrued expenses and other liabilities	(17,219)

Total liabilities assumed	(17,790)

Net assets acquired	$40,000

Trademarks, core technology and distribution network in the amount of $ 15,400 are amortized using the straight-line method at an annual weighted average rate of 19.5%.

2.	Acquisition of Hannamax Hi-Tech Pty. Ltd, (“Hannamax”):

On September 1, 2005, the Company consummated an agreement to acquire the assets and assume certain liabilities of Hannamax Hi-Tech Pty. Ltd, (“Hannamax”) business for $ 2,011 (including acquisition costs). Hannamax is NICE’s distributor in Australia and New Zealand.

The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of Hannamax. The results of the Hannamax’s operations have been included in the consolidated financial statements since September 1, 2005 (“the closing date”).

With the acquisition of Hannamax, the Company expects to expand its customer base and presence in Australia and New Zealand and to expand and strengthen the Company’s support organization in the region.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 1:	–	GENERAL (Cont.)

Under the terms of the acquisition agreement (“the agreement”), contingent cash payments of up to $ 500 in 2006 and $ 500 in 2007 would be due if certain financial performance criteria are met as part of a two-year earn-out provision covering 2005 through 2006. Should any contingent payment be made under the agreement in the future, the additional consideration, when determinable, will increase the purchase price and accordingly additional goodwill will be recorded. For subsequent event see Note 17.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Trade receivables	$332
Other receivables and prepaid expenses	16
Inventories	318
Property and equipment	10
Distribution network	930
Goodwill	1,159

Total assets acquired	2,765

Trade payables	(91)
Accrued expenses and other liabilities	(625)
Other long-term liability	(38)

Total liabilities assumed	(754)

Net assets acquired	$2,011

Distribution network in the amount of $ 930 is amortized using the straight-line method at an annual rate of 10%.

3.	Acquisition of Thales Contact Solutions (“TCS”):

In November 2002, the Company consummated an agreement to acquire certain assets and liabilities of TCS, a developer of customer-facing technology for public safety, financial trading and customer contact centers, based in the United Kingdom. TCS was a unit of Thales Group, one of Europe’s premier electronics companies. In connection with the acquisition, the Company paid an initial $ 29,900 in cash and issued 2,187,500 ordinary shares to Thales Group at a fair market value of $ 18,100 calculated at the date of closing.

In 2002, the Company recorded a current liability of $ 2,800 and a long-term liability of $ 13,500 reflecting obligations under a long-term contract the Company assumed in the TCS acquisition. In 2003, the Company completed negotiations to terminate this contract as of November 2004 and to amend the terms in the interim. Under the terms of the amended contract, the cost to the Company was approximately $ 5,200 less than the amount provided at the acquisition date and consequently, TCS acquisition goodwill was reduced by this amount.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	–	GENERAL (Cont.)

Under the terms of the agreement, the cash portion of the purchase price was subject to downward adjustment based on the value of net assets at closing and the full year 2002 sales of TCS. Based on our calculation of the actual value of net assets acquired and 2002 sales of TCS, the Company reduced the cash portion of the purchase price as of December 31, 2002 by $12,800. Of the $12,800 adjustment referred to above, Thales paid the Company approximately $ 6,600 in 2003.

Thales disputed the Company’s calculation of the net asset value at closing and the matter was submitted in September 2003 to binding arbitration by an Independent Accountant, in accordance with the terms of the acquisition agreement. The Independent Accountant determined a higher net asset value at closing than our calculation of the actual value of net assets acquired in the amount of approximately $ 2,200. This additional amount was recorded as additional goodwill in 2003. The remaining related party receivable of approximately $ 4,000 was paid in 2004.

Under the terms of the agreement, the cash portion of the purchase price was subject to adjustment mechanisms and indemnities related to the assets sold to the Company. In September 2004, the Company notified Thales of claims in respect of such price adjustment mechanisms, mainly relating to uncollected receivables and inventory. NICE and Thales signed a settlement agreement in respect of such claims on February 24, 2005, according to which Thales paid the Company a total indemnity amount of approximately $ 2,600.

4.	Unaudited Pro-forma condensed results of operations:

The following represents the unaudited pro-forma condensed results of operations for the years ended December 31, 2004 and 2005, assuming that the acquisitions of CRS and Hannamax occurred on January 1, 2004 and 2005. The pro-forma information is not necessarily indicative of the results of operations, which actually would have occurred if the acquisition had been consummated on that dates, nor does it purport to represent the results of operations for future periods.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 1:	–	GENERAL (Cont.)

	Year ended December 31,
	2004	2005
	Unaudited

Revenues	$318,479	$336,145

Net income (loss) from continuing
operations	$(1,701)	$33,150

Net income (loss)	$(4,937)	$33,150

Basic net earnings (loss) per share
from continuing operations	$(0.28)	$1.73

Basic net earnings (loss) per share	$(0.10)	$1.73

Diluted net earnings (loss) per share
from continuing operations	$(0.28)	$1.61

Diluted net earnings (loss) per share	$(0.11)	$1.61

c.	Disposal by sale of the COMINT/DF operation:

In the fourth quarter of 2003, the Company reached a definitive agreement to sell the assets and liabilities of its COMINT/DF military-related business to ELTA Systems Ltd. for $ 4,000 in cash. On March 31, 2004, the Company completed the sale of the COMINT/DF operation. The COMINT/DF business was treated as a discontinued operation in the financial statements.

The Company’s balance sheets at December 31, 2004 and 2005 reflect the assets of the COMINT/DF operation, as assets of the discontinued operation within current assets. The balance of $ 644 and $ 646 at December 31, 2004 and 2005, respectively consist of trade receivables, net of a provision for warranty of $ 8 and $ 6, respectively.

Summarized selected financial information of the discontinued operation is as follows:

	Year ended December 31,
	2003	2004		2005

Revenues	$6,510		$816	$-

Net income	$1,483	$	*) 3,236	$-

*)	Includes gain from the sale in the amount of $ 3,286.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").

a.	Use of estimates:

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

For those subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders’ equity.

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

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Marketable securities:

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

Auction rate securities are classified as available-for-sale and accordingly, these securities are stated at fair value. Realized gains and losses on sales of securities, as determined on a specific identification basis, are included in the consolidated statement of income.

g.	Inventories:

Inventories are stated at the lower of cost or market value. The cost of raw materials and work-in-progress is determined by the “average cost” method, and the cost of finished goods on the basis of costs charged by third party manufacturer.

Inventory provisions are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost. Inventory provisions for 2003, 2004 and 2005 were $ 2,368, $ 2,822 and $ 4,646, respectively, and have been included in cost of revenues.

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

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	6-15
Motor vehicles	15

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

Amortization is calculated using the straight-line method over the estimated useful lives at the following annual rates:

Weighted average %

Capitalized software development costs (see n)	33
Core technology	32
Trademarks	34
Distribution network	11
Maintenance contracts	33

k.	Impairment of long-lived assets:

The Company’s long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. In 2005, no impairment indicators have been identified.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Goodwill:

Goodwill represents the excess of the cost over the fair value of the net assets of businesses acquired. Under SFAS No. 142, goodwill is not amortized.

SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using discounted cash flows and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future growth rates and the weighted average cost of capital of the reporting unit. The Company performed annual impairment tests during the fourth quarter of 2003, 2004 and 2005 and did not identify any impairment losses.

m.	Revenue recognition:

The Company generates revenues from sales of products, which include hardware and software, software licensing, professional services and maintenance. The Company sells its products indirectly through a global network of distributors, system integrators and strategic partners, all of whom are considered end-users, and through its direct sales force.

Revenues from sales of product and software license agreements are recognized when all criteria outlined in Statement Of Position (“SOP”) 97-2, “Software Revenue Recognition” (as amended by SOP 98-9) are met. Revenue from products and license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, no further obligations exist and collectibility is probable. Sales agreements with specific acceptance terms are not recognized until the customer has confirmed that the product or service has been accepted.

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

The Company maintains a provision for product returns in accordance with SFAS No. 48, “Revenue Recognition When Right of Return Exists”. The provision is estimated based on the Company’s past experience and is deducted from revenues. Trade receivables as of December 31, 2004 and 2005, are presented net of provision for product returns in the amounts of $ 1,617 and $ 1,155 respectively.

Revenues from maintenance and professional services are recognized ratably over the contractual period or as services are performed.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Deferred revenue includes advances and payments received from customers, for which revenue has not yet been recognized.

n.	Research and development costs:

Research and development costs (net of grants and participations) incurred in the process of software production before establishment of technological feasibility, are charged to expenses as incurred. Costs of the production of a product master incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”. Based on the Company’s product development process, technological feasibility is established upon completion of a detailed program design.

Costs incurred by the Company between completion of the detailed program design or working model and the point at which the product is ready for general release have been capitalized.

Capitalized software development costs are amortized commencing with general product release by the straight-line method over the estimated useful life of the software product.

o.	Income taxes:

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

p.	Government grants:

Non-royalty bearing grants from the Government of Israel for funding research and development projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and recorded as a deduction from research and development costs.

q.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, trade receivables and marketable securities.

The Company’s cash and cash equivalents and short-term bank deposits are invested in deposits mainly in dollars with major international banks. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, low credit risk exists with respect to these investments.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

r.	Severance pay:

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

Severance pay expense for 2003, 2004 and 2005 was $ 2,745, $ 2,956 and $ 3,622 respectively.

s.	Basic and diluted net earnings per share:

Basic net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year plus dilutive potential equivalent Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, “Earnings Per Share”.

The weighted average number of shares related to outstanding antidilutive options excluded from the calculations of diluted net earnings per share was 1,935,692, 1,094,775 and 968,611 for the years ended December 31, 2003, 2004 and 2005, respectively.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Stock-based compensation:

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

The Company adopted the disclosure provisions of SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”, which amended certain provisions of SFAS No. 123. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

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

	Year ended December 31,
	2003	2004	2005

Risk free interest rate	1.8%	2.7%	4.1%
Dividend yield	0%	0%	0%
Volatility factor	0.545	0.457	0.431
Expected life of the options	3	3	3.83

Black-Scholes pricing-model also was used to estimate the fair value of the ESPP compensation; assumptions are not provided due to the immateriality of the ESPP portion.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pro forma information under SFAS No. 123:

	Year ended December 31,
	2003	2004	2005

Net income as reported	$7,091	$24,555	$36,569
Add: Stock-based compensation expense included
in the determination of net income as
reported	12	-	-
Deduct: Stock-based compensation expense
determined under fair value method for all
awards	(10,350)	(7,182)	(9,382)

Pro forma net income (loss)	$(3,247)	$17,373	$27,187

Basic net earnings per share as
reported	$0.44	$1.40	$1.91

Diluted net earnings per share as reported	$0.42	$1.31	$1.77

Pro forma basic net earnings (loss) per share	$(0.20)	$0.99	$1.42

Pro forma diluted net earnings (loss) per share	$(0.20)	$0.93	$1.32

u.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

The carrying amount reported in the balance sheet for cash and cash equivalents, trade receivables and trade payables approximates their fair value due to the short-term maturities of such instruments.

The fair value for marketable securities is based on quoted market prices and does not differ significantly from the carrying amount (see Note 3).

v.	Advertising expenses:

Advertising expenses are charged to expense as incurred. Advertising expenses for the years 2003, 2004 and 2005 were $ 2,077, $ 2,621 and $ 3,222, respectively.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Derivatives and hedging activities:

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

x.	Impact of recently issued accounting standards:

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment”. SFAS No. 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS No. 123(R) replaces SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in APB No. 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. The Company will be required to apply SFAS No. 123(R) as of the first annual reporting period that begins after June 15, 2005. As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using APB No. 25‘s intrinsic value method.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Accordingly, the adoption of SFAS No. 123(R)‘s fair value method will have a significant impact on the Company’s result of operations, although it will have no impact on its overall financial position. The Company plans to adopt SFAS No. 123(R) using the “modified prospective” method. The “modified prospective” method requires compensation cost to be recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date. The impact of adoption of Statement 123(R) on future periods cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 2(t) to the financial statements.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29". The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions (“APB No. 29”), is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. APB No. 29 included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect that the adoption of SFAS No. 153 will have any material effect on its financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, a replacement of APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of the change, the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retroactive application to prior periods’ financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. As of December 31, 2005, adoption of SFAS No. 154 will not have a material impact on the Company’s financial position or results of operation.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In November 2005, the FASB issued FSP FAS 115-1. The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of other than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends SFAS No. 115, Accounting for Certain Investments in Debt and Equity. The FSP replaces the impairment evaluation guidance of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” with references to the existing other-than-temporary impairment guidance. The FSP clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell an impaired security has not been made. The guidance in this FSP is to be applied to reporting periods beginning after December 15, 2005. As of December 31, 2005, adoption of FSP FAS 115-1 will not have a material impact on the Company’s financial position or results of operations.

y.	Reclassification:

Certain amounts from prior years have been reclassified to conform to the current year’s presentation. The reclassification had no effect on previously reported net income, shareholders’ equity or cash flows.

NOTE 3:	–	MARKETABLE SECURITIES

a.	The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of held-to-maturity marketable securities as of December 31, 2004 and 2005:

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Estimated fair value
	December 31,		December 31,		December 31,		December 31,
	2004	2005	2004	2005	2004	2005	2004	2005

U.S. corporate debentures	$37,968	$71,043	$1	$-	$(368)	$(1,172)	$37,601	$69,871
U.S government
debentures	74,805	73,278	11	4	(560)	(1,424)	74,256	71,858
Structured notes	12,680	12,180	-	-	-	-	12,680	12,180

	$125,453	$156,501	$12	$4	$(928)	$(2,596)	$124,537	$153,909

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3:	–	MARKETABLE SECURITIES (Cont.)

The following table shows the gross unrealized losses and fair value of Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005:

	December 31, 2005
	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

U.S. corporate
debentures	$40,066	$(571)	$29,805	$(601)	$69,871	$(1,172)

U.S government
debentures	9,816	(154)	60,034	(1,270)	69,850	(1,424)

	$49,882	$(725)	$89,839	$(1,871)	$139,721	$(2,596)

The unrealized losses in the Company’s investments in held-to-maturity marketable securities were caused by interest rate increases. The contractual cash flows of these investments are either guaranteed by the U.S. government or an agency of the U.S. government or were issued by highly rated corporations. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company’s investment. Based on the immaterial severity of the impairments and the ability and intent of the Company to hold these investments to maturity, the bonds were not considered to be other than temporarily impaired at December 31, 2005.

As of December 31, 2004 and 2005, all the Company’s U.S. corporate debentures, U.S. government debentures and structured notes were classified as held-to-maturity.

In 2004 the Company sold debt securities, which were classified as held-to-maturity, due to a rating decrease, in consideration of $ 911. As a result of the sale, the Company recorded a loss of $ 14. In 2005, the Company did not sell any securities prior to their maturity and accordingly, did not realize any gains or losses on held-to-maturity securities in that year.

During 2004 and 2005, held-to-maturity marketable securities in the amount of $ 40,434 and $ 9,630 respectively, were called by the issuers prior to maturity.

The scheduled maturities of held-to-maturity marketable securities at December 31, 2005 are as follows:

	Amortized cost	Estimated fair value

Held-to-maturity:

Due within one year	36,159	35,764
Due after one year through five years	112,842	110,645
Due after five years through ten years	7,500	7,500

	156,501	153,909

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3:	–	MARKETABLE SECURITIES (Cont.)

b.	Auction rate securities in the amount of $ 13,700 as of December 31, 2004, were classified as available-for-sale marketable securities and were presented as short-term marketable securities. As of December 31, 2005, no auction rate securities were held by the Company.

NOTE 4:	–	SHORT-TERM OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2004	2005

Government authorities	$1,848	$1,959
Interest receivable	994	1,202
Prepaid expenses	4,250	4,062
Assets of discontinued operation	644	646
Other	845	1,675

	$8,581	$9,544

NOTE 5:	–	INVENTORIES

Raw materials	$1,286	$1,022
Work-in-progress	71	29
Finished goods	11,258	22,121

	$12,615	$23,172

NOTE 6:	–	PROPERTY AND EQUIPMENT, NET

Cost:
Computers and peripheral equipment	$50,474	$55,260
Office furniture and equipment	13,701	13,839
Leasehold improvements	3,823	3,986
Motor Vehicles	-	23

	$67,998	$73,108

Accumulated depreciation:
Computers and peripheral equipment	42,454	47,439
Office furniture and equipment	6,501	8,038
Leasehold improvements	2,062	2,739
Motor Vehicles	-	4

	51,017	58,220

Depreciated cost	$16,981	$14,888

Depreciation expense totaled $ 10,547, $ 8,603 and $ 7,941 for the years ended December 31, 2003, 2004 and 2005, respectively.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 7:	–	OTHER INTANGIBLE ASSETS, NET

a.	Other intangible assets:

	December 31,
	2004	2005

Original amounts:
Capitalized software development costs	$19,355	$20,161
Core technology	4,419	9,319
Trademarks	1,040	1,440
Distribution Network	7,092	17,517
Maintenance contracts	576	534

	32,482	48,971

Accumulated amortization:
Capitalized software development costs	14,980	17,364
Core technology	3,695	5,037
Trademarks	726	982
Distribution Network	-	1,064
Maintenance contracts	416	534

	19,817	24,981

Other intangible assets, net	$12,665	$23,990

b.	Amortization expense amounted to $ 7,070, $ 5,190 and $ 5,211 for the years ended December 31, 2003, 2004 and 2005, respectively.

c.	Estimated amortization expense for the years ended (excluding amortization of capitalized software development costs):

December 31,

2006	3,951
2007	3,309
2008	2,819
2009	2,210
2010	1,887
Thereafter	7,017

$21,193

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 8:	–	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2005 are as follows:

Balance as of January 1, 2004	$25,311
Applied against sale of discontinued operation	(250)
Foreign currency translation adjustments	684

Balance as of December 31, 2004	25,745
Adjustment to goodwill in respect of settlement	(1,191)
Additions in respect of the acquisitions of CRS and Hannamax	26,470
Foreign currency translation adjustments	(1,171)

Balance as of December 31, 2005	$49,853

NOTE 9:	–	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2004	2005

Employees and payroll accruals	$13,228	$20,692
Accrued expenses	19,949	26,868
Restructuring accrual	256	106
Deferred revenues	18,677	44,769
Other	3,192	8,109

	$55,302	$100,544

NOTE 10:	–	DERIVATIVE INSTRUMENTS

To protect against changes in the value of forecasted foreign currency transactions and balances, the Company has instituted a foreign-currency hedging program. The Company hedges portions of its forecasted cash flows and balances denominated in foreign currencies with forward contracts and option strategies (together: “derivative instruments”).

The Company entered into derivative instrument arrangements to hedge a portion of anticipated New Israeli Shekel (“NIS”) payroll payments. These derivative instruments are designated as cash flows hedges, as defined by SFAS No. 133, as amended, and are all highly effective as hedges of these expenses when the salary is recorded. The effective portion of the derivative instruments is included in payroll expenses in the statements of income.

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

At December 31, 2005, the Company expects to reclassify $ 48 of net gains on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company leases office space, office equipment and various motor vehicles under operating leases.

1.	The Company’s office space and office equipment are rented under several operating leases.

Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, are as follows:

2006	$5,475
2007	3,196
2008	1,524
2009	640

$10,835

Rent expenses for the years ended December 31, 2003, 2004 and 2005 were approximately $ 6,554, $ 6,107 and $ 6,317, respectively.

2.	The Company leases its motor vehicles under cancelable operating lease agreements.

The minimum payment under these operating leases, upon cancellation of these lease agreements was $ 749 as of December 31, 2005.

Lease expenses of vehicles for the years ended December 31, 2003, 2004 and 2005 were $ 2,124, $ 2,396 and $ 2,552, respectively.

b.	Other commitments:

The Company is obligated under certain agreements with its suppliers to purchase goods and under an agreement with its manufacturing subcontractor to purchase excess inventory. Non cancelable obligations as of December 31, 2005, were approximately as follows:

2006	$2,225
2007	572
2008	537
2009	537
2010	237

$4,108

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Legal proceedings:

1.	On October 19, 2004, CipherActive filed an action against the Company in the District Court of Tel Aviv, State of Israel. In this lawsuit, CipherActive claimed that under a development agreement with the Company, it is entitled to receive license fees in respect of certain software that it allegedly developed for the Company and which has been embedded in one of the Company’s products. CipherActive claims that it is entitled to license fees in the amount of $ 600,000 in addition to the amount of $ 100,000 already paid to CipherActive by the Company in respect of such license fees. In the Company’s statement of defense it claims that the software developed by CipherActive under the agreement has not been successful in the market, is no longer embedded in the Company’s product and, therefore, CipherActive is not entitled to any additional license fees. The lawsuit is in its initial stages.

2.	On July 20, 2004, STS Software System Ltd. (“STS”), a wholly owned subsidiary of the Company, brought a lawsuit against Witness Systems, Inc. asserting that Witness Systems is infringing three U.S. patents of STS relating to Voice over Internet Protocol (“VoIP”). STS claims that Witness Systems infringes the VoIP patents by marketing and selling products that incorporate methods of detecting, monitoring and recording information – all fully protected by the patents. STS is seeking an injunction to prevent Witness Systems from making, using, offering to sell or selling any product in the United States that infringes these patents. In response, Witness Systems is asserting that the patents are invalid and not infringed. The case, which is pending in the U.S. District Court for the Northern District of Georgia, is in discovery and claims construction stage and no trial date has been set.

On August 30, 2004, Witness Systems filed a lawsuit in the United States District Court for the Northern District of Georgia against Nice Systems Inc., a wholly owned subsidiary of the Company. Witness Systems is alleging infringement of two U.S. patents entitled “Method and Apparatus for Simultaneously Monitoring Computer User Screen and Telephone Activity from a Remote Location” and is seeking unspecified damages and injunctive relief. On February 24, 2005, Witness systems filed a similar action in the Northern District of Georgia against the Company alleging infringement of the same two patents. The two actions were consolidated in April 2005. The Company has denied infringing these patents and is vigorously defending against Witness’s claims. The case is currently in discovery and no trial date has been set.

On January 19, 2006, Witness Systems filed a new patent infringement action in the United States District Court for the Northern District of Georgia against Nice-Systems Ltd. and Nice Systems Inc., alleging infringement of a U.S. patent relating to technology to extract particular information from recorded telephone conversations. This technology is used as an option with a NICE product called NicePerform. Witness Systems, Inc. is requesting unspecified damages and an injunction to prevent any sale of allegedly infringing products. The Company has denied all material allegations and is asserting a number of defenses. This lawsuit is in its early stages. The Company believes that the claims are without merit and intends to vigorously defend against them.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

On May 10, 2006, NICE Systems, Ltd. and its wholly owned subsidiary, NICE Systems, Inc. filed a lawsuit against Witness Systems, Inc. in the United States District Court for District of Delaware claiming that Witness Systems is infringing ten U.S. patents. These patents cover various aspects of recording customer interaction communications and traditional logging including event triggered call and screen recording, “cradle-to-grave”recording of customer calls, traditional TDM loggers, off-site storage of calls, and multi-stage telephone data logging. In this lawsuit, the Company claims that Witness Systems infringes Company’s patents by marketing and selling products that use methods, products and systems which the Company believes are protected by Company’s patents. The Company is seeking an injunction to prevent Witness Systems from making, using, or offering to sell or selling any product in the United States which infringes these patents. In addition, the Company is seeking damages for Witness Systems’past willful infringement of these patents.

3.	The Company is currently in dispute with Origin Data Realisation Limited (Origin) relating to the terms of a license of software supplied by Origin and incorporated within the Company’s Wordnet Series 3 voice recorder and certain other matters. Origin and the Company agreed to submit the disputes to mediation and, accordingly, attended a mediation session on July 25, 2005. The mediation did not result in a resolution of the disputes but the parties have continued to negotiate with the aim of reaching a settlement. To date, no formal legal proceedings have been instituted by either side.

4.	On July 28, 2004, Dictaphone Corp. filed an action against Mercom Systems, Inc. in the United States District Court for the Southern District of New York asserting that Mercom Systems is infringing two U.S. patents, which the Company subsequently acquired from Dictaphone. Pursuant to the terms of the Company’s agreement with Dictaphone, the Company succeeded to the right to enforce these patents and to control this litigation. In response, Mercom Systems is asserting that the patents are invalid and not infringed, including alleging that the Company’s previous defense of an action by Dictaphone against the Company in which the Company challenged the validity of one of the patents at issue in this action, estopped the Company from making the claim of infringement. The Company and Mercom Systems have reached an agreement in principle to settle the action. It is expected that the documentation for this agreement will be shortly concluded.

5.	On July 27, 2004, Dictaphone Corp. filed an action against VoicePrint in the United States District Court for the Central District of California asserting the infringement by VoicePrint of the same patents as those asserted in the Mercom Systems lawsuit, which the Company subsequently acquired from Dictaphone. Similar to the Mercom Systems lawsuit, this lawsuit has also been settled in principle. The documentation for this settlement is expected to be completed and signed shortly.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

6.	In April 2006, the Company received a letter from Calyon Corporate and Investment Bank (“Calyon”), demanding that the Company pay an amount of $ 648 to Calyon. This amount was deducted by the Company in January 2004 from an amount transferred by Calyon to the Company’s account at the instruction of Thales, in connection with the acquisition of Thales Contact Solutions (“TCS”). Calyon now claims it was not done rightfully. The Company notified TCS in 2004 that it had setoff such amount with respect to an overdue payment by TCS. The Company had previously notified Calyon that it had sent TCS a setoff notice to that effect, and therefore, believes that Calyon’s claim is not justified.

NOTE 12:	–	CREDIT LINES

As of December 31, 2005, the Company had authorized credit lines from banks in the amount of approximately $ 353,000. When utilized, the credit lines will be denominated in dollars and will bear interest at the rate of up to LIBOR + 0.7%. An amount of approximately $ 328,000 out of the total credit lines is secured by the Company’s cash and cash equivalents and marketable securities. As of December 31, 2005, $ 6,296 of the $ 353,000 referred to above was used for bank guarantees.

One of the Company’s credit lines contains a negative pledge covenant and one contains covenants requiring the Company to maintain a minimum amount of cash and shareholders’ equity. As of December 31, 2005, the Company is in compliance with the covenants.

NOTE 13:	–	TAXES ON INCOME

a.	Measurement of taxable income:

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

Certain production facilities of NICE have been granted the status of an “Approved Enterprise” under the Law, in four separate investment programs.

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

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:	–	TAXES ON INCOME (Cont.)

Income derived from the third and fourth programs are tax-exempt for a period of two years, commencing 2005, and will be taxed at the reduced corporate tax rate of 10%-25% (based on the percentage of foreign ownership in each taxable year) for an additional period of eight years.

The period of tax benefits detailed above is subject to a limit of the earlier of 12 years from the commencement of production or 14 years from receiving the approval.

The entitlement to the above benefits is conditional upon NICE fulfilling the conditions stipulated by the above Law, regulations published thereunder and the certificates of approval for the specific investments in an “Approved Enterprise”. In the event of failure to comply with these conditions, the benefits may be canceled and NICE may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2005, management believes that NICE is in compliance with all the conditions required by the Law.

The tax-exempt income attributable to an “Approved Enterprise” can be distributed to shareholders without subjecting NICE to taxes only upon the complete liquidation of NICE.

As of December 31, 2005, approximately $ 26,272 was derived from tax-exempt profits earned by NICE’s “Approved Enterprises”. NICE has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred tax liabilities have been provided on income attributable to NICE’s “Approved Enterprises”. If this net retained tax exempt income is distributed in a manner other than in the complete liquidation of NICE, it would be taxed at the corporate tax rate applicable to such profits as if NICE had not elected the alternative tax benefits (currently 20% of the gross dividend) and an income tax liability would be incurred of approximately $ 6,568 as of December 31, 2005.

Income of NICE from sources other than the “Approved Enterprise” during the period of benefits will be taxable at regular corporate tax rates.

A recent amendment to the Law, effective April 1, 2005 (the “Amendment”) changed certain provisions of the Law. The Amendment allowed tax benefits to be awarded pursuant to the Law so that companies no longer require Investment Center pre-approval in order to qualify for tax benefits. The Company’s existing Approved Enterprises will generally not be covered by the Amendment. As a result of the Amendment, where NICE benefits from tax-exempt income pursuant to the new regime, any such tax-exempt income generated will be subject to taxes on its distribution or upon liquidation of the Company.

c.	Tax benefits under the Israeli Law for the Encouragement of Industry (Taxation), 1969:

NICE is an “Industrial Company” as defined and, as such, is entitled to certain tax benefits including accelerated depreciation, deduction of public offering expenses in three equal annual installments and amortization of other intangible property rights for tax purposes.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:	–	TAXES ON INCOME (Cont.)

d.	Corporate tax rates in Israel:

Taxable income of Israeli companies is subject to tax at the rate of 34% in 2005, 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

e.	Net operating loss carryforward:

As of December 31, 2005, the Company had carry forward tax losses totaling approximately $ 19,878, most of which can be carried forward and offset against taxable income with expiration dates from 2006 to 2025. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership”provisions of the Internal Revenue Code of 1986 and similar Sate provisions. The annual limitation may result in the expiration of net operating losses increasing taxes before utilization.

f.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2004	2005

Deferred tax assets:
Net operating losses carry forward	$8,712	$12,763
Other	3,658	5,833

Deferred tax assets before valuation allowance	12,370	18,596
Valuation allowance	(10,286)	(10,260)

Deferred tax assets	2,084	8,336

Deferred tax liabilities	(2,084)	(2,493)

Deferred tax assets, net	$-	$5,843

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from tax loss carry forwards and other reserves and allowances due to uncertainty concerning realization of these deferred tax assets.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:	–	TAXES ON INCOME (Cont.)

g.	A reconciliation of the Company’s effective tax rate to the statutory tax rate in Israel is as follows:

	Year ended December 31,
	2003	2004	2005

Income before taxes on income, as reported in the consolidated statements of income	$6,813	$23,638	$37,471

Statutory tax rate in Israel	36%	35%	34%

Approved enterprise benefits	-	-	(1.9)%
Changes in valuation allowance	(27.0)%	(27.2)%	(30.8)%
Other	8.6%	2.0%	1.1%

Effective tax rate	17.6%	9.8%	2.4%

Net earnings per ordinary share - amounts of
the benefit resulting from the "Approved
Enterprise" status
Basic	$-	$-	$0.04

Diluted	$-	$-	$0.03

h.	Income before taxes on income is comprised as follows:

Domestic	$4,345	$15,367	$30,681
Foreign	2,468	8,271	6,790

	$6,813	$23,638	37,471

i.	Taxes on income are comprised as follows:

Current	$1,205	$2,319	$5,743
Deferred	-	-	(4,841)

	$1,205	$2,319	$902

Domestic	$949	$1,836	$1,553
Foreign	256	483	(651)

	$1,205	$2,319	$902

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:	–	SHAREHOLDERS’ EQUITY

a.	The Ordinary shares of the Company are traded on the Tel Aviv Stock Exchange and its ADS’s are traded on NASDAQ.

In December 2005 the Company effected a secondary public offering of its ADS’s on NASDAQ. The Company issued 4,600,000 shares at a price of $ 46.25 per share before underwriting and issuance expenses. Total net proceeds from the issuance amounted to approximately $ 201,724.

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

In 1996, the Company adopted the 1997 Executive Share Option Plan (“the 1997 Option Plan”). Under the terms of the 1997 Option Plan, stock options will be exercisable during a 60-day period ending four years after grant. The plan met the definition of Time Accelerated Restricted Stock Award Options Plan (“TARSAP”). The TARSAP includes an acceleration feature based on the following: if the year-end earnings per share of the Company shall reach certain defined targets, 40% of such stock options shall become exercisable; if earnings per share shall reach certain higher defined targets, an additional 30% of such stock options shall become exercisable; and if earnings per share shall reach certain higher defined targets, an additional 30% of such stock options shall become exercisable, provided that with respect to all of the above-referenced periods, the operating profit of the Company shall not be less than 10% of revenues and earnings per share shall exclude any non-recurring expenses related to mergers and acquisitions. Notwithstanding the foregoing, none of the stock options shall be exercisable before the expiration of two years from the date of issuance. 950,000 options of the 1997 Option Plan were granted. As of December 31, 2005, none of the targets specified under the TARSAP were met and accordingly there was no acceleration of options.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:	–	SHAREHOLDERS’ EQUITY (Cont.)

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

In 2003, the Company adopted the 2003 Stock Option Plan (“the 2003 Option Plan”). Under the 2003 option plan, employees and officers of the Company may be granted options to acquire Ordinary shares. The options to acquire Ordinary shares, which may only be determined by the Board of Directors of the Company, are granted at an exercise price, subject to certain exceptions, of not less than the fair market value of the Ordinary shares on the grant date. 2,707,000 options of the 2003 Option Plan were granted. Unless otherwise determined by the Company’s Board of Directors as of the date of grant, the stock options expire six years after the date of grant.

A summary of the Company’s stock options activity and related information for the years ended December 31, 2003, 2004 and 2005, is as follows:

	2003		2004		2005
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the
beginning of the year	5,965,980	$25.74	4,910,389	$26.80	4,270,317	$28.40
Granted	390,000	$22.55	997,500	$21.33	1,338,500	$35.38
Exercised	(823,363)	$12.83	(1,291,394)	$13.63	(1,190,338)	$18.42
Forfeited	(622,228)	$32.52	(346,178)	$40.46	(350,102)	$51.80

Outstanding at the end of
the year	4,910,389	$26.80	4,270,317	$28.40	4,068,377	$31.60

Exercisable at the end of
the year	2,790,417	$33.55	2,556,779	$34.59	1,782,431	$34.96

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:	–	SHAREHOLDERS’ EQUITY (Cont.)

The options outstanding as of December 31, 2005, have been separated into exercise price categories as follows:

Ranges of exercise price	Options outstanding as of December 31, 2005	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2005	Weighted average exercise price of options exercisable
$		(Years)	$		$

7.83-11.14	181,925	2.77	9.98	89,205	10.19
12.00-16.81	657,225	1.78	13.01	595,754	13.02
19.33-28.07	1,219,277	4.47	21.87	412,172	22.02
30.33-45.5	1,324,650	5.55	35.43	-
48.13-64.88	341,100	0.78	55.46	341,100	55.46
70.88-76.25	344,200	0.28	74.56	344,200	74.56

	4,068,377	3.65	31.60	1,782,431	34.96

Weighted average fair values and weighted average exercise prices of options whose exercise price is equal to the market price of the shares at date of grant are as follows:

Weighted average fair value of options granted at an exercise price			Weighted average exercise price of options granted at an exercise price
Year ended December 31,
2003	2004	2005	2003	2004	2005

$8.36	$7.14	$13.27	$22.55	$21.33	$35.38

c.	Employee Stock Purchase Plan (“ESPP”):

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

During 2003, 2004 and 2005, employees purchased 221,184, 139,913 and 167,045 shares at average prices of $ 6.86, $ 16.20 and $ 25.87 per share, respectively.

d.	Dividends:

Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel may be converted to dollars on the basis of the exchange rate prevailing at the date of the conversion. The Company does not intend to pay cash dividends in the foreseeable future.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:	–	SHAREHOLDERS’ EQUITY (Cont.)

e.	Increase in authorized share capital:

On September 28, 2005 the shareholders of the Company approved an Amendment to the Company’s Memorandum and Articles of Association in order to increase the authorized share capital from 50,000,000 to 75,000,000 Ordinary Shares.

NOTE 15:	–	MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The Company manages its business on a basis of one reportable segment. See Note 1a for a brief description of the Company’s business. The following data is presented in accordance with SFAS No. 131, “Disclosure About Segments of an Enterprise and Related Information”. Total revenues are attributed to geographic areas based on the location of end customers.

The following table presents total revenues and long-lived assets for the years ended December 31, 2003, 2004 and 2005 and as of December 31, 2003, 2004 and 2005 respectively:

	2003		2004		2005
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets

Americas	$118,594	$9,926	$121,578	$10,130	$163,286	$41,479
EMEA *)	70,926	19,586	89,768	19,372	95,888	23,107
Far East	31,832	72	37,779	140	48,476	2,261
Israel	2,906	30,547	3,518	25,749	3,460	21,884

	$224,258	$60,131	$252,643	$55,391	$311,110	$88,731

*)	Includes Europe, the Middle East (excluding Israel) and Africa.

b.	Market sectors:

Total revenues from external customers divided on the basis of the Company’s market sectors are as follows:

	Year ended December 31,
	2003	2004	2005

Enterprise Interaction Solutions	$171,381	$194,111	$237,353
Public Safety and Security sector	52,877	58,532	73,757

	$224,258	$252,643	$311,110

c.	Major customers' data as a percentage of total revenues:

Customer A	20.0%	18.8%	21.2%

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:	–	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development, net:

	Year ended December 31,
	2003	2004	2005

Total costs	$26,384	$27,512	$33,404
Less - grants and participations	(1,260)	(1,341)	(1,702)
Less - capitalization of software development
costs	(2,291)	(1,305)	(806)

	$22,833	$24,866	$30,896

b.	Financial income, net:

Financial income:
Interest and amortization/accretion of
premium/discount of marketable securities	$1,821	$2,349	$4,073
Interest	422	1,427	1,979
Foreign currency translation	405	1,078	258

	2,648	4,854	6,310

Financial expenses:
Interest	(79)	(2)	-
Foreign currency translation	(204)	(894)	(542)
Other	(331)	(402)	(370)

	(614)	(1,298)	(912)

	$2,034	$3,556	$5,398

c.	Restructuring expenses and settlement of litigation:

Restructuring expenses (income)	$1,888	$-	$-
Settlement of litigation (*)	5,194	-	-

	$7,082	$-	$-

(*)	In the fourth quarter of 2003, the Company reached a settlement agreement with one of its competitors to settle a patent infringement claim filed by the competitor in June 2000. Under the settlement agreement, the Company paid the competitor $ 10,000 (of which approximately $ 4,800 was covered by insurance).

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:	–	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

d.	Net earnings per share:

The following table sets forth the computation of basic and diluted net earnings per share:

1.	Numerator:

	Year ended December 31,
	2003	2004	2005

Numerator for basic and diluted net earnings per share -
Net income from continuing operations	$5,608	$21,319	$36,569
Net income from discontinued operation	1,483	3,236	-

Net income available to Ordinary shareholders	$7,091	$24,555	$36,569

2.	Denominator (in thousands):

Denominator for basic net earnings per share -
Weighted average number of shares	16,038	17,497	19,121

Effect of dilutive securities:
Add - Employee stock options	731	1,198	1,521
Add - ESPP	12	8	4

Denominator for diluted net earnings per
share - adjusted weighted average
shares	16,781	18,703	20,646

NOTE 17:	–	SUBSEQUENT EVENTS

a.	On November 17, 2005, the Company signed a definitive agreement to acquire all of the outstanding shares of FAST Video Security AG, a Switzerland-based developer of innovative video systems for security and surveillance purposes. Under the agreement, the Company acquired FASTVideo Security AG for $ 21,000 in cash, with potential earn out based on performance milestones amounting to a maximum of $ 12,000 payable over the next threeyears. The closing was on January 4, 2006.

b.	In the second quarter of 2006, it became reasonably assured that the Company shall pay additional consideration in the amount of $ 500 in respect of Hannamax acquisition, due to meeting the performance criteria specified in the acquisition agreement relating to year 2005.

c.	On March 27, 2006, the Company and Dictaphone have agreed to amend the CRS’s purchase agreement, according to which, Dictaphone shall pay to the Company $ 2,000 as a final adjustment to the purchase price under the purchase agreement.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:	–	SUBSEQUENT EVENTS (Cont.)

d.	In April 2006, the Company signed a definitive agreement to acquire IEX Corporation, a worldwide provider of contact center workforce management solutions. Under the terms of the definitive agreement, the Company will acquire the shares of IEX, a wholly owned subsidiary of Tekelec, for approximately $ 200,000 in cash. The transaction is subject to the satisfaction of customary closing conditions and is anticipated to close towards the end of the second or the beginning of the third quarter of 2006.

e.	In April 2006, the Company signed a definitive agreement to acquire Performix Technologies Ltd., a pioneer of contact center performance management. Under the terms of the definitive agreement, the Company will acquire Performix for a total purchase price of $13,200 in cash. The purchase price may increase by up to an additional $ 6,150 (of which up to $ 3,000 may be payable at closing) based on certain performance criteria. The transaction is subject to the satisfaction of customary closing conditions and is anticipated to close towards the end of the second or the beginning of the third quarter of 2006.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NICE-SYSTEMS LTD. BY: /S/ Haim Shani —————————————— Haim Shani Chief Executive Officer

Date: May 17, 2006