Form 20-F
period 2006-12-31
NICE SYSTEMS LTD
filed 2007-06-13
CIK 1003935

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-27466

NICE-SYSTEMS LTD.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant's name into English)

Israel

(Jurisdiction of incorporation or organization)

8 Hapnina Street, P.O. Box 690, Ra'anana 43107, Israel

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange
Title of Each Class	On Which Registered

American Depositary Shares, each representing	NASDAQ Global Select Market
one Ordinary Share, par value one
New Israeli Shekel per share

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

51,091,512 Ordinary Shares, par value NIS 1.00 Per Share

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

☒ Yes    ☐ No

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

☐ Item 17    ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒ No

PRELIMINARY NOTE

        This annual report contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to NICE’s business, financial condition and results of operations. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “strategy,” “continue,” “goal” and “target” and similar expressions, as they relate to NICE or its management, are intended to identify forward-looking statements. Such statements reflect the current views and assumptions of NICE with respect to future events and are subject to risks and uncertainties. The forward-looking statements relate to, among other things: operating results; anticipated cash flows; gross margins; adequacy of resources to fund operations; our ability to maintain our average selling prices despite the aggressive marketing and pricing strategies of our competitors; our ability to maintain and develop profitable relationships with our key distribution channels, one of which constitutes 16% of our revenues; the financial strength of our key distribution channels; and the market’s acceptance of our technologies, products and solutions.

In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. Many factors could cause the actual results, performance or achievements of NICE to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, changes in business strategy and various other factors, both referenced and not referenced in this annual report. These risks are more fully described under Item 3, “Key Information – Risk Factors” of this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. NICE does not intend or assume any obligation to update these forward-looking statements. Investors should bear this in mind as they consider forward-looking statements and whether to invest or remain invested in NICE-Systems Ltd.‘s securities.

In this annual report, all references to “NICE,” “we,” “us” or “our” are to NICE-Systems Ltd., a company organized under the laws of the State of Israel, and its wholly owned subsidiaries. For a list of our significant subsidiaries, please refer to page 45 of this annual report.

        In this annual report, unless otherwise specified or unless the context otherwise requires, all references to “$” or “dollars” are to U.S. dollars and all references to “NIS” are to New Israeli Shekels. Except as otherwise indicated, the financial statements of and information regarding NICE are presented in U.S. dollars.

        All share and per share information in this annual report has been adjusted to give retroactive effect to a two-for-one split of our ordinary shares. The split was effected by way of a 100% stock dividend, which had an ex-dividend date of May 31, 2006.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers.

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not Applicable.

Item 3.	Key Information.

Selected Financial Data

        The following selected consolidated financial data as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The consolidated selected financial data as of December 31, 2002, 2003 and 2004 and for the years ended December 31, 2002 and 2003 have been derived from other consolidated financial statements not included in this annual report and have also been prepared in accordance with U.S. GAAP and audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, “Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report.

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(U.S. dollars in thousands, except per share data)

OPERATING DATA:
Revenues
Products	$127,896	$168,055	$182,616	$206,355	$261,098
Services	27,445	56,203	70,027	104,755	148,546

Total revenues	155,341	224,258	252,643	311,110	409,644

Cost of revenues
Products	55,453	64,231	64,432	67,543	84,675
Services	26,054	42,084	49,876	68,683	89,539

Total cost of revenues	81,507	106,315	114,308	136,226	174,214

Gross profit	73,834	117,943	138,335	174,884	235,430

Operating expenses:
Research and development, net	17,122	22,833	24,866	30,896	44,880
Selling and marketing	38,685	53,351	61,855	72,829	95,190
General and administrative	23,806	29,840	31,269	37,742	60,463
Amortization of acquired intangible assets	58	350	317	1,331	4,918
In process research and development write-off	-	-	-	-	12,882
Other special charges	29,092	7,082	-	-	-

Total operating expenses	108,763	113,456	118,307	142,798	218,333

Operating income (loss)	(34,929)	4,487	20,028	32,086	17,097
Financial income, net	3,992	2,034	3,556	5,398	13,272
Other income (expenses), net	(4,065)	292	54	(13)	623

Income (loss) before taxes on income	(35,002)	6,813	23,638	37,471	30,992
Taxes on income	350	1,205	2,319	902	8,591

Net income (loss) from continuing operations.	(35,352)	5,608	21,319	36,569	22,401
Net income from discontinuing operations	1,370	1,483	3,236	-	-

Net income (loss)	$(33,982)	$7,091	$24,555	$36,569	$22,401

Basic earnings (loss) per share (1):
Continuing operations	$(1.28)	$0.18	$0.61	$0.95	$0.45
Discontinued operations	0.05	0.04	0.09	-	-

Net earnings (loss)	$(1.23)	$0.22	$0.70	$0.95	$0.45

Weighted average number of shares used in computing basic
earnings (loss) per share (in thousands)	27,590	32,076	34,994	38,242	49,572

Diluted earnings (loss) per share (1):
Continuing operations	$(1.28)	$0.17	$0.57	$0.89	$0.43
Discontinued operations	0.05	0.04	0.09	-	-

Net earnings (loss)	$(1.23)	$0.21	$0.66	$0.89	$0.43

Weighted average number of shares used in computing diluted
earnings (loss) per share (in thousands)	27,590	33,562	37,406	41,292	52,002

(1) During May 2006 we effected a two-for-one stock split of our ordinary shares. All ordinary shares, options and per share amounts have been adjusted to give retroactive effect to such stock split for all periods presented.

	At December 31,
	2002	2003	2004	2005	2006

BALANCE SHEET DATA:
Working capital	$79,583	$56,174	$51,428	$274,708	$116,327
Total assets	236,288	249,415	298,311	617,250	784,344
Total debt	24	-	-	-	-
Shareholders' equity	154,536	176,831	222,871	487,041	569,574

Risk Factors

General Business Risks Relating to Our Business Portfolio and Structure

The markets in which we operate are characterized by rapid technological changes and frequent new products and service introductions. We may not be able to keep up with these rapid technological and other changes.

        We operate in several markets, each characterized by rapidly changing technology, new product introductions and evolving industry standards. The introduction of products embodying new technology and the emergence of new industry standards can render existing products obsolete and unmarketable and can exert price pressures on existing products. We anticipate that a number of existing and potential competitors will be introducing new and enhanced products that could adversely affect the competitive position of our products. Our most significant market is the market for voice recording platforms and related enhanced applications (or Voice Platforms and Applications). Voice Platforms and Applications are utilized by entities operating in the contact center, trading floor, public safety and air traffic control segments to capture, store, retrieve and analyze recorded data. The market for our Voice Platforms and Applications is, in particular, characterized by a group of highly competitive vendors that are introducing rapidly changing competitive offerings around evolving industry standards.

        Our ability to anticipate changes in technology and industry standards and to successfully develop and introduce new, enhanced and competitive products, on a timely basis, in all the markets in which we operate, will be a critical factor in our ability to grow and be competitive. As a result, we expect to continue to make significant expenditures on research and development, particularly with respect to new software applications, which are continuously required in all our business areas. The convergence of voice and data networks and wired and wireless communications could require substantial modification and customization of our current multi-dimensional products and business models, as well as the introduction of new multi-dimensional products. Further, customer acceptance of these new technologies may be slower than we anticipate. We cannot assure you that the market or demand for our products will grow as rapidly as we expect, if at all, that we will successfully develop new products or introduce new applications for existing products, that such new products and applications will achieve market acceptance or that the introduction of new products or technological developments by others will not render our products obsolete. In addition, our products must readily integrate with major third party security, telephone, front-office and back-office systems. Any changes to these third party systems could require us to redesign our products, and any such redesign might not be possible on a timely basis or achieve market acceptance. Our inability to develop products that are competitive in technology and price and responsive to customer needs could have a material adverse effect on our business, financial condition and results of operations. Additional factors that could have a material adverse effect on our business, financial condition and results of operations include industry specific factors; our ability to continuously develop, introduce and deliver commercially viable products, solutions and technologies; the market’s rate of acceptance of the product solutions and technologies we offer; and our ability to keep pace with market and technology changes and to compete successfully.

Our business could be materially adversely affected as a result of the risks associated with acquisitions and investments. In particular, we may not succeed in making additional acquisitions or be effective in integrating such acquisitions.

        As part of our growth strategy, we have made a number of acquisitions and expect to continue to make acquisitions. We frequently evaluate the tactical or strategic opportunity available related to complementary businesses, products or technologies. The process of integrating an acquired company’s business into our operations and/or of investing in new technologies, may result in unforeseen operating difficulties and large expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business. Other risks commonly encountered with acquisitions include the effect of the acquisition on our financial and strategic position and reputation, the failure of the acquired business to further our strategies, the inability to successfully integrate or commercialize acquired technologies or otherwise realize anticipated synergies or economies of scale on a timely basis, and the potential impairment of acquired assets. Moreover, there can be no assurance that the anticipated benefits of any acquisition or investment will be realized. Future acquisitions or investments could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, and amortization expenses related to intangible assets, any of which could have a material adverse effect on our operating results and financial condition. There can be no assurance that we will be successful in making additional acquisitions or effective in integrating such acquisitions into our existing business. In addition, if we consummate one or more significant acquisitions in which the consideration consists, in whole or in part, of ordinary shares or American Depositary Shares (ADSs), representing our ordinary shares, shareholders would suffer dilution of their interests in us. We have also invested in companies which can still be considered in the start-up or development stages. These investments are inherently risky as the market for the technologies or products they have under development are typically in the early stages and may never materialize. We could lose our entire initial investment in these companies.

We have expanded into new markets and may not be able to manage our expansion and anticipated growth effectively.

        We have established a sales management and service infrastructure in India by recruiting management, sales and service personnel in order to bring about further growth in revenue in the Asia Pacific market and have expanded our professional services group to include business consultants. Also, since 2002 we have been expanding our presence in Europe (mainly in the United Kingdom) and in the Middle East and Africa (the EMEA region) through organic growth and through our acquisition of Thales Contact Solutions (or TCS) and FAST Video Security. We may establish additional operations within these regions or in other regions where growth opportunities are projected to warrant the investment. However, we cannot assure you that our revenues will increase as a result of this expansion or that we will be able to recover the expenses we incurred in effecting the expansion. Our failure to effectively manage our expansion of our sales, marketing, service and support organizations could have a negative impact on our business. To accommodate our global expansion, we are continuously implementing new or expanded business systems, procedures and controls. There can be no assurance that the implementation of such systems, procedures, controls and other internal systems can be completed successfully.

Our evolving business strategy could adversely affect our business.

        Historically we have supplied the hardware and some software for implementing multimedia recording solutions. Our shift towards providing value-added services and an enterprise software business model has required and will continue to require substantial change, potentially resulting in some disruption to our business. These changes may include changes in management, sales force and technical personnel; expanded or differing competition resulting from entering the enterprise software market; increased need to expand our distribution network to include system integrators which could impact revenues and gross margins; and, as our applications are sold either to our installed base or to new customers together with our recording platforms, the rate of adoption of our software applications by the market.

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

        In 2002, we entered into a manufacturing agreement with Flextronics Israel Ltd., a subsidiary of Flextronics, a global electronics manufacturing services company. Under this agreement, Flextronics provides us with a comprehensive manufacturing solution that covers all aspects of the manufacture of our products from order receipt to product shipment, including purchasing, manufacturing, testing, configuration, and delivery services. This agreement covers all of our products. In connection with the acquisition of Dictaphone Corporation’s Communications Recordings Systems division (or CRS), we also have a manufacturing agreement with Bulova Technologies EMS LLC (Bulova), pursuant to which Bulova manufactures all ex-CRS products. As a result of these arrangements, we are now fully dependent on Flextronics and Bulova to process orders and manufacture our products. Consequently, the manufacturing process of our products is not in our direct control.

        We may from time to time experience delivery delays due to the inability of Flextronics and Bulova to consistently meet our quality or delivery requirements and we may experience production interruptions if any of Flextronics or Bulova is for any reason unable to continue the production of our products. Should we have on-going performance issues with our contract manufacturers, the process to move from one contractor to another is a lengthy and costly process that could affect our ability to execute customer shipment requirements and/or might negatively affect revenue and/or costs. If these manufacturers or any other manufacturer were to cancel contracts or commitments with us or fail to meet the quality or delivery requirements needed to satisfy customer orders for our products, we could lose time-sensitive customer orders and have significantly decreased quarterly revenues and earnings, which would have a material adverse effect on our business, results of operations and financial condition.

Undetected problems in our products could directly impair our financial results.

        If flaws in the design, production, assembly or testing of our products (by us or our suppliers) were to occur, we could experience a rate of failure in our products that would result in substantial repair, replacement or service costs and potential liability and damage to our reputation. There can be no assurance that our efforts to monitor, develop, modify and implement appropriate test and manufacturing processes for our products will be sufficient to permit us to avoid a rate of failure in our products that results in substantial delays in shipment, significant repair or replacement costs or potential damage to our reputation, any of which could have a material adverse effect on our business, results of operations and financial condition.

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

        A directive issued by the European Union on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, or “RoHS,” came into effect on July 1, 2006. The RoHS directive lists a number of substances including, among others, lead, mercury, cadmium and hexavalent chromium, which must either be removed or reduced to within maximum permitted concentrations in any products containing electrical or electronic components that are sold within the European Union. Our products meet the requirements of the RoHS directive and we are making every effort in order to maintain compliance, without otherwise adversely affecting the quality and functionalities of our products.

        We, like other manufacturers, are dependent on our suppliers for certain components and sub-system modules to comply with these requirements, and we may be required to pay higher prices for components that comply with this directive. In addition, compliance with the RoHS directive may require us to undertake significant expenses with respect to the re-design of our products. We may not be able to pass these higher component costs or redesign costs on to our customers. We cannot be sure that we will be able to comply with these regulations on a cost effective basis or that a sufficient supply of compliant components will be available to us. Our inability or failure to comply with these regulations, including by reason of failure by our suppliers to comply with the directive, may restrict us for a period of time from conducting certain business in the European Union and could have a material adverse effect on our results of operations.

        A further directive on Waste Electrical and Electronic Equipment, or “WEEE,” approved by the European Union in 2003, promotes waste recovery with a view to reducing the quantity of waste for disposal and saving natural resources, in particular by reuse, recycling and recovery of waste electrical and electronic equipment. The WEEE directive covers all electrical and electronic equipment used by consumers and electronic equipment intended for professional use. The directive, which partly came into effect in August 2005, requires that all new electrical and electronic equipment put on the Community market be appropriately labeled regarding waste disposal and contains other obligations regarding the collection and recycling of waste electrical and electronic equipment. Our products fall within the scope of the WEEE directive, and we have set up the operational and financial infrastructure required for collection and recycling of WEEE, as stipulated in the WEEE directive, including product labeling, registration and the joining of compliance schemes. We are taking and will continue to take all requisite steps to ensure compliance with this directive. If we fail to maintain compliance, we may be restricted from conducting certain business in the European Union, which could adversely affect our results of operations.

        The countries of the European Union, as a single market for our products, accounted in 2006 for approximately 20% of our revenues. If our products fail to comply with WEEE or RoHS directives or any other directive issued from time to time by the European Union, we could be subject to penalties and other sanctions that could have a material adverse affect on our results of operations and financial condition.

If we lose a major customer or support contract, our results of operations may suffer.

        We derive a significant portion of our revenues from services, which include maintenance, project management, support and training. As a result, if we lose a major customer or if a support contract is delayed or cancelled, our revenues would be adversely affected. In addition, customers who have accounted for significant service revenues in the past may not generate revenues in future periods. Our failure to obtain new customers or additional orders from existing customers could also materially affect our results of operations.

Risks associated with our distribution channels and key strategic partners may materially adversely affect our financial results.

        We have agreements in place with many distributors, dealers and resellers to market and sell our products and services in addition to our direct sales force. We derive a significant percentage of our revenues from one of our distributor channels and new channels may, in the future, account for a significant percentage of our revenues. Our top distribution channel accounted for approximately 19%, 21% and 16% of our revenues in 2004, 2005 and 2006, respectively. Our financial results could be materially adversely affected if our contracts with distribution channels or our other partners were terminated, if our relationship with our distribution channels or our other partners were to deteriorate or if the financial condition of our distribution channels or our other partners were to weaken. Additionally, our competitors’ ability to penetrate our strategic relationships, particularly our relationship with Avaya, our largest global distribution channel and one of the leading global providers of enterprise business communication platforms in voice, e-business and data, may result in a significant reduction of sales through that channel. Moreover, our current distribution channels or other partners may decide to enter into our markets in competition with us, which will likely result in the termination of our relationship and may lead to a significant reduction in sales through related channels.

        As our market opportunities change, our reliance on particular distribution channels or other partners may increase, which may negatively impact gross margins. There can be no assurance that we will be successful in maintaining or expanding these channels. If we are not successful, we may lose sales opportunities, customers and market share. In addition, some of our distribution channels or our other partners are suppliers of telecommunication infrastructure equipment. Some of our distribution channels or our other partners have developed and marketed IP-based products, software applications and storage products and services in competition with us and there can be no assurance that our distribution channels or our other partners will not further develop or market such products and services in the future.

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

It is also difficult to predict the exact mix of products for any period between hardware, software and services as well as within the product category between audio platforms and related applications and digital video. As each of our product types and services have different gross margins, changes in the mix of products sold in a period will have an impact, and perhaps a material impact, on our gross profit and net income in that period.

If we lose our key personnel or cannot recruit additional personnel, our business may suffer.

        If our growth continues, we will be required to hire and integrate new employees. Recruiting and retaining qualified engineers and computer programmers to perform research and development and to commercialize our products, as well as qualified personnel to market and sell those products, are critical to our success. As of December 31, 2006, approximately 25% of our employees were devoted to research and product development and approximately 26% were devoted to marketing and sales. There can be no assurance that we will be able to successfully recruit and integrate new employees. There is often intense competition to recruit highly skilled employees in the technology industry. We may also experience personnel changes as a result of our move from multimedia recording equipment towards business performance solutions. An inability to attract and retain highly qualified employees may have an adverse effect on our ability to develop new products and enhancements for existing products and to successfully market such products, all of which would likely have a material adverse effect on our results of operations and financial position. Our success also depends, to a significant extent, upon the continued service of a number of key management, sales, marketing and development employees, the loss of any of whom could materially adversely affect our business, financial condition and results of operations.

Operating internationally exposes us to additional and unpredictable risks.

        We sell our products throughout the world and intend to continue to increase our penetration of international markets. In 2003, 2004, 2005 and 2006, approximately 99% of our total sales were derived from sales to customers outside of Israel, and approximately 50%, 44%, 53% and 54%, respectively, of our total sales were made to customers in North America. A number of risks are inherent in international transactions. Our future results could be materially adversely affected by a variety of factors including changes in exchange rates, general economic conditions, regulatory requirements, tax structures or changes in tax laws, and longer payment cycles in the countries in our geographic areas of operations. International sales and operations may be limited or disrupted by the imposition of governmental controls and regulations, export license requirements, political instability, trade restrictions, changes in tariffs and difficulties in managing international operations. We cannot assure you that one or more of these factors will not have a material adverse effect on our international operations and, consequently, on our business, financial condition and results of operations.

Inadequate intellectual property protections could prevent us from enforcing or defending our intellectual property and we may be subject to liability in the event our products infringe on the proprietary rights of third parties and we are not successful in defending such claims.

        Our success is dependent, to a significant extent, upon our proprietary technology. We currently hold 44 U.S. patents and 24 patents issued in additional countries covering substantially the same technology as the U.S. patents. We have over 164 patent applications pending in the United States and other countries. We rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure and non-competition agreements, as well as third party licenses to establish and protect the technology used in our systems. However, we cannot assure you that such measures will be adequate to protect our proprietary technology, that competitors will not develop products with features based upon, or otherwise similar to our systems, or that third party licenses will be available to us or that we will prevail in any proceeding instituted by us in order to enjoin competitors from selling similar products. Although we believe that our products do not infringe upon the proprietary rights of third parties, we cannot assure you that one or more third parties will not make a contrary claim or that we will be successful in defending such claim.

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

        In addition, to the extent we are not successful in defending such claims, we may be subject to injunctions with respect to the use or sale of certain of our products or to liabilities for damages and may be required to obtain licenses which may not be available on reasonable terms, any of which may have a material adverse impact on our business or financial condition.

We face potential product liability claims against us.

        Our products focus specifically on organizations’ business-critical operations. We may be subject to claims that our products are defective or that some function or malfunction of our products caused or contributed to property, bodily or consequential damages. We attempt to minimize this risk by incorporating provisions into our distribution and standard sales agreements that are designed to limit our exposure to potential claims of liability. No assurance can be given that all claims will be barred by the contractual provisions limiting liability or that the provisions will be enforceable. We carry product liability insurance in the amount of $25,000,000 per occurrence and $25,000,000 overall per annum. No assurance can be given that the amount of any individual claim or all claims will be covered by the insurance or that the amount of any individual claim or all claims in the aggregate will not exceed insurance policy coverage limits. A significant liability claim against us could have a material adverse effect on our results of operations and financial position.

If our advanced compliance recording solutions fail to record our customers’ interactions, we may be subject to liability and our reputation may be harmed.

        Many of our customers use our solutions to record and to store recordings of commercial interactions. These recordings are used to provide back-up and verification of transactions and to guard against risks posed by lost or misinterpreted voice communications. These customers rely on our solutions to record, store and retrieve voice data in a timely, reliable and efficient manner. If our solutions fail to record our customers’ interactions or our customers are unable to retrieve stored recordings when necessary, we may be subject to liability and our reputation may be harmed. Although we attempt to limit any potential exposure through quality assurance programs, insurance and contractual terms, we cannot assure you that we will eliminate or successfully limit our liability for any failure of our recording and storage solutions.

We face risks relating to government contracts.

        We sell our products to, among other customers, governments and governmental entities. These sales are subject to special risks, such as delays in funding, termination of contracts or sub-contracts at the convenience of the government, termination, reduction or modification of contracts or sub-contracts in the event of changes in the government’s policies or as a result of budgetary constraints, and increased or unexpected costs resulting in losses or reduced profits under fixed price contracts. Such occurrences have happened in the past and we cannot assure you that we will not experience problems in the future in our performance of such government contracts.

The markets in which we operate are highly competitive and we may be unable to compete successfully.

        The market for our products and related services, in general, is highly competitive. Additionally, some of our principal competitors such as Witness Systems, Inc. and Verint Systems, Inc. (who announced a proposed business combination in February 2007) may have significantly greater resources and larger customer bases than do we. We have seen evidence of deep price reductions by our competitors and expect to continue to see such behavior in the future, which, if we are required to match such discounting, will adversely affect our gross margins and results of operations. To date, we have been able to manage our product design and component costs. However, there can be no assurance that we will be able to continue to achieve reductions in component and product design costs. Further, the relative and varying rates of increases or decreases in product price and cost could have a material adverse impact on our earnings.

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

        With respect to the market for digital video products and applications (or Video Platforms and Applications), our Video Platforms and Applications are utilized by entities in the closed circuit television, or CCTV, security, gaming and retail industries to capture, store and analyze digital video and related data. The market for our Video Platforms and Applications is highly competitive and includes products offering a broad range of features and capacities. We compete with a number of large, established manufacturers of video recording systems and distributors of similar products, as well as new emerging competitors. The price per channel of digital recording systems has decreased throughout the market in recent years, primarily due to competitive pressures. We cannot assure you that the price per channel of digital recording systems will not continue to decrease or that our gross profit will not decrease as a result. Moreover, our penetration into this market may not experience the same growth rate as the entire company’s growth rate, which might have a material adverse effect on our earnings.

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

        The Voice-over-Internet-Protocol contact center and trading market is highly competitive and we may be unable to compete successfully. The recent expansion of Voice-over-Internet-Protocol (or VoIP) into contact centers and trading floors may allow one or more of our competitors to take a leadership position with respect to this new technology. Strategic partners may change their vendor preference as a result or may develop embedded VoIP recording as part of the VoIP switch or networking infrastructure. Successful marketing of our products and services to our customers and partners will be critical to our ability to maintain growth. We cannot assure you that our products or existing partnerships will permit us to compete successfully.

Adverse conditions in the information technology sector may lead to a decreased demand for our voice platforms and applications and may harm our business, financial condition and results of operations.

        We are subject to the effects of general global, economic and market conditions. Our operating results may be materially adversely affected as a result of unfavorable economic conditions and reduced information technology spending, particularly in the product segments in which we compete. In particular, many enterprises, telecommunications carriers and service providers may reduce spending in connection with contact centers, and many financial institutions may reduce spending related to trading floors. Customer purchase decisions may be significantly affected by a variety of factors including trends in spending for information technology and enterprise software, market competition, and the viability or announcement of alternative technologies. If these industry-wide conditions exist, they may have a material adverse impact on our business, financial condition and results of operations.

We depend on the success of the NiceLog system and related products.

        The NiceLog system, our digital voice recording system, is a computer telephony integrated multi-channel voice recording and retrieval system. We are dependent on the success of the NiceLog system and related products to maintain profitability. In 2004, 2005 and 2006, approximately 78%, 78% and 63%, respectively, of our revenues were generated from sales of NiceLog systems and related products and we anticipate that such products will continue to account for a significant portion of our sales in the next several years. A significant decline in sales of NiceLog systems and related products, or a significant decrease in the profit margin on such products, could have a material adverse effect on our business, financial condition or results of operations.

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

        The market for our security solutions in CCTV continuous recording, public safety and law enforcement is highly dependent on the spending cycle and spending scope of the U.S. Department of Homeland Security, as well as local, state and municipal governments and security organizations in international markets. We cannot be sure that the spending cycle will materialize as we expect and that we will be positioned to benefit from the potential opportunities.

If we are unable to maintain the security of our systems, our business, financial condition and operating results could be harmed.

        The occurrence, or perception of occurrence, of security breaches in the operation of our business or by third parties using our products could harm our business, financial condition and operating results. Some of our customers use our products to compile and analyze highly sensitive or confidential information. We may come into contact with such information or data when we perform service or maintenance functions for our customers. While we have internal policies and procedures for employees in connection with performing these functions, the perception or fact that any of our employees has improperly handled sensitive information of a customer or a customer’s customer could negatively impact our business. If, in handling this information we fail to comply with our privacy policies or privacy and security laws, we could incur civil liability to government agencies, customers and individuals whose privacy was compromised. If personal information is received or used from sources outside the U.S., we could be subject to civil, administrative or criminal liability under the laws of other countries. In addition, third parties may attempt to breach our security or inappropriately use our products through computer viruses, electronic break-ins and other disruptions. If successful, confidential information, including passwords, financial information, or other personal information may be improperly obtained and we may be subject to lawsuits and other liability. Any internal or external security breaches could harm our reputation and even the perception of security risks, whether or not valid, could inhibit market acceptance of our products.

Our business could be materially adversely affected by changes in the legal and regulatory environment.

        Our business, results of operations and financial condition could be materially adversely affected if laws, regulations or standards relating to our products or us are newly implemented or changed.

If we fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, it could have a material adverse effect on our business, operating results and stock price.

        The Sarbanes-Oxley Act of 2002 imposes certain duties on us. Our efforts to comply with the requirements of Section 404, which apply to our financial statements for 2006, have resulted in increased general and administrative expenses and a devotion of management time and attention to compliance activities, and we expect these efforts to require the continued commitment of significant resources. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. In addition, we may identify material weaknesses or significant deficiencies in our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation and/or sanctions by regulatory authorities, and could have a material adverse effect on our business and operating results, investor confidence in our reported financial information, and the market price of our common stock.

Additional tax liabilities could materially adversely affect our results of operations and financial condition.

        As a global corporation, we are subject to income taxes both in Israel and various foreign jurisdictions. Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses. Additionally, the amount of income taxes paid is subject to our interpretation of applicable laws in the jurisdictions in which we file. From time to time, we are subject to income tax audits. While we believe we comply with applicable income tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes. Should we be assessed additional taxes, there could be a material adverse affect on our results of operations and financial condition.

Risks relating to Israel

Our business may be impacted by inflation and NIS exchange rate fluctuations.

        Exchange rate fluctuations between the U.S. dollar and the NIS may negatively affect our earnings. A substantial majority of our revenues and a substantial portion of our expenses are denominated in U.S. dollars. However, a significant portion of the expenses associated with our Israeli operations, including personnel and facilities related expenses, are incurred in NIS. Consequently, inflation in Israel will have the effect of increasing the dollar cost of our operations in Israel, unless it is offset on a timely basis by a devaluation of the NIS relative to the U.S. dollar. In addition, if the value of the U.S. dollar decreases against the NIS, our earnings may be negatively impacted. In 2006, the U.S. dollar depreciated against the NIS by 8.2% while inflation decreased by only 0.1%, and from January 1, 2007 to May 31, 2007, the U.S. dollar depreciated against the NIS by an additional 4.5%. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the NIS against the U.S. dollar or of the U.S. dollar against the NIS. If the U.S. dollar cost of our operations in Israel increases and if the current trend of depreciation of the U.S. dollar against the NIS continues, our dollar-measured results of operations will be adversely affected. In addition, exchange rate fluctuations in currency exchange rates in countries other than Israel where we operate and do business may also negatively affect our earnings.

We are subject to the political, economic and military conditions in Israel.

        Our headquarters, research and development and main manufacturing facilities, as well as the facilities of Flextronics Israel Ltd., our key manufacturer, are located in the State of Israel, and we are directly affected by the political, economic and military conditions to which Israel is subject. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence between Israel and the Palestinians, and in January 2006, Hamas, an Islamist movement responsible for many attacks, including missile strikes, against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. This development has further strained relations between Israel and the Palestinian Authority. Further, in the summer of 2006, Israel engaged in a war with Hezbollah, a Lebanese Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. Acts of terrorism, armed conflicts or political instability in the region could negatively affect local business conditions and harm our results of operations. We cannot predict the effect on the region of any diplomatic initiatives or political developments involving Israel or the Palestinians or other countries in the Middle East. Furthermore, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as a result of an increase in hostilities. Our products are heavily dependent upon components imported from, and most of our sales are made to, countries outside of Israel. Accordingly, our operations could be materially adversely affected if trade between Israel and its present trading partners were interrupted or curtailed.

        Some of our officers and employees are currently obligated to perform annual military reserve duty and some were called to duty during the summer of 2006. Additionally, in the event of a military conflict, including the ongoing conflict with the Palestinians, these persons could be required to serve in the military for extended periods of time. We cannot assess the full impact of these requirements on our workforce or business and we cannot predict the effect on us of any expansion or reduction of these obligations.

Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

        Service of process upon our directors and officers, most of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since the majority of our assets and most of our directors and officers are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States. Additionally, it may be difficult to enforce civil liabilities under U.S. federal securities law in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

We depend on the availability of government grants and tax benefits. Our participation in these programs restricts our ability to freely transfer manufacturing rights and technology out of Israel.

        We derive and expect to continue to derive significant benefits from various programs including Israeli tax benefits relating to our “Approved and Privileged Enterprise” programs and certain grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, or OCS, for research and development. To be eligible for these grants, programs and tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets and conducting the research, development and manufacturing of products developed with such OCS grants in Israel (unless a special approval has been granted for performing manufacturing activities outside Israel). From time to time, the Israeli Government has discussed reducing or eliminating the availability of these grants, programs and benefits and there can be no assurance that the Israeli Government’s support of grants, programs and benefits will continue. If grants, programs and benefits available to us or the laws, rules and regulations under which they were granted are eliminated or their scope is further reduced, or if we fail to meet the conditions of existing grants, programs or benefits and are required to refund grants or tax benefits already received (together with interest and certain inflation adjustments) or fail to meet the criteria for future “Approved or Privileged Enterprises,” our business, financial condition and results of operations could be materially adversely affected including an increase in our provision for income taxes.

        On April 1, 2005, an amendment to the Israeli law which deals with Approved Enterprises came into force. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in such law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment incorporates certain changes to both the criteria and procedure for obtaining “Approved Enterprise” status for an investment program, and changes to the tax benefits afforded in certain circumstances to “Approved Enterprises” under such law (which is referred to as a Privileged Enterprise following such amendment). The amendment applies to Approved Enterprise programs in which the year of commencement of benefits under the law is 2004 or later, unless such programs received approval from the applicable government authority prior to December 31, 2004, in which case the provisions of the amendment will not apply. We have one Privileged Enterprise program which is covered by the amendment. Whilst we believe that we meet the statutory conditions as set out in the amendment there can be no assurance that the tax authority in Israel will concur. Should this Privileged Enterprise program not be considered to meet the statutory conditions, our provision for income taxes will increase materially.

As a result of the amendment, tax-exempt income generated under the provisions of the amended law, will subject us to taxes upon dividend distribution or complete liquidation.

        We do not intend to distribute any amounts of its undistributed tax exempt income as dividends as we intend to reinvest our tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to our Approved or Privileged Enterprise programs as the undistributed tax exempt income is essentially permanent in duration.

        Under Israeli law, products incorporating know-how developed with grants from the OCS are required to be manufactured in Israel, unless prior approval of a governmental committee is obtained. As a condition to obtaining this approval, we may be required to pay to the OCS up to 300% of the grants we received and to repay these grants on an accelerated basis, depending on the portion of manufacturing performed outside Israel. In addition, we are prohibited from transferring to third parties the technology developed with these grants without the prior approval of a governmental committee and, possibly, the payment of a fee. See Item 4, “Information on the Company–Research and Development” in this annual report, for additional information about these programs of the OCS.

Provisions of Israeli law may delay, prevent or impede an acquisition of us, which could prevent a change of control.

        Israeli corporate law regulates mergers and tender offers, requires tender offers for acquisitions of shares above specified thresholds and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. These provisions could delay, prevent or impede an acquisition of us. See Item 10, “Additional Information–Mergers and Acquisitions” in this annual report, for additional discussion about some anti-takeover effects of Israeli law.

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

        The sales cycle for our products and services is variable, typically ranging between a few weeks to several months, and in some extreme cases it may take even longer, from initial contact with the potential client to the signing of a contract. Frequently, sales orders accumulate towards the latter part of a given quarter. Looking forward, given the lead time required by our contract manufacturer, if a large portion of sales orders are received late in the quarter, we may not be able to deliver products within the quarter and thus such sales will be deferred to a future quarter. There can be no assurance that such deferrals will result in sales in the near term, or at all. Thus, delays in executing client orders may affect our revenue and cause our operating results to vary widely. Additionally, as a high percentage of our expenses, particularly employee compensation, is relatively fixed, a variation in the level of sales, especially at or near the end of any quarter, may have a material adverse impact on our quarterly operating results.

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

Business Overview

        We are a leading provider of solutions that capture, manage and analyze unstructured multimedia content enabling companies and public organizations to enhance business and operational performance, address security threats and behave proactively. Unstructured multimedia content includes phone calls to contact centers, back offices and branches, video captured by closed circuit television cameras, radio communications between emergency services personnel, email and instant messaging. Our solutions include integrated, scalable, multimedia recording platforms, software applications and related professional services. These solutions address critical business processes and risk management, compliance procedures and security needs of companies and public organizations. Our solutions facilitate faster decision-making and near real-time action, improving business and employee performance, and enhancing security and public safety. Our customers use our systems in a variety of enterprises, such as financial services, health care, outsourcers, retail, service providers, telecommunications and utilities. Our security solutions are primarily focused on homeland security and first responder organizations, transportation organizations, government-related organizations and the private sector. Our solutions are deployed at over 24,000 customers, including over 85 of the Fortune 100 companies.

        For a breakdown of total revenues by products and services for each of the last three years, please see Item 5, “Operating and Financial Review and Prospects–Results of Operations.”

Industry Background and Trends

        Increased focus on business productivity, operational performance and profitability. Companies are increasingly focused on improving productivity and increasing profitability by creating better-quality customer experiences and through achieving higher efficiencies across the enterprise. These objectives require organizations to better manage their customer, partner and employee relationships, analyze critical customer data, maximize the value of customer interactions and execute customer-focused business processes. Considering the high cost of acquiring additional customers and the maturation of many industries, it is increasingly important to acquire new customers and to maximize revenue from the retention and continued satisfaction of current customers. Similarly, due to the high cost of hiring and training new employees, it is important for organizations to address employee concerns in a timely fashion to maximize employee retention and productivity. These challenges have been heightened by the broad adoption of Voice-over-Internet-Protocol (VoIP) leading to an increased number of points of contact between companies and their customers, as well as the broad deployment of contact center solutions to remote locations.

        The contact center has emerged as the primary point of an enterprise’s interaction with its customers, rendering it essential to improving customer satisfaction and driving revenue. The importance of the contact center, combined with the complexity of the requirements for its effective management, have led to a need for an ever broadening set of management tools. Companies are seeking more advanced and more integrated solutions to enable quality monitoring, workforce management and performance management to better utilize their resources.

        Companies have historically invested in solutions and operational systems which rely on structured transactional data contained in Customer Relationship Management (CRM), Enterprise Resource Planning (ERP) and other related application databases in order to better utilize business intelligence. Traditional business intelligence solutions unlock value contained in these structured data by describing what has happened in any given transaction, and then, by examining patterns in historical data, attempting to predict future customer behavior. Recently, however, companies have recognized the value contained in other types of data, including the vast amounts of unstructured multimedia content that is generated by ongoing interactions with their customers, employees or partners. By employing software-based analytics on unstructured multimedia content, companies are able to detect customer intent, often through interactions in which a customer may express concerns or desires or provide other signals of their intentions. Equipped with such an “early detection” system, companies can take proactive measures to reduce customer churn, focus their marketing efforts and address employee dissatisfaction. By better understanding unstructured data, companies can develop a more comprehensive view across the enterprise, increase revenue and improve service quality, productivity and profitability.

        Internet Protocol adoption driving proliferation of multimedia content. VoIP is emerging as the standard for enterprise communications and is being deployed widely. The adoption of VoIP is expanding the type and volume of interactions between companies and their customers, employees and partners. This proliferation, together with businesses’ replacement of legacy communications systems and related infrastructure, has created additional growth in the need for IP-based communications solutions. To remain competitive, businesses offer email, Internet and other multimedia, IP-based communications, such as VoIP, in addition to traditional means of communications, such as mail and analog voice calls. Additionally, VoIP has enabled enterprises to rapidly and economically deploy contact center solutions to branch offices and other remote locations, including to agents working from their homes. Due to these and other trends, the amount and types of communications within businesses have increased dramatically. As a result, many businesses are faced with the increasing challenge of better understanding the variety of unstructured multimedia content generated by these customer, employee and partner interactions. Similarly, we believe the security market is beginning to migrate to multimedia IP-based technologies in an effort to respond to security threats and challenges in a cost-effective and flexible manner.

        New security challenges for public safety and homeland security. Terrorist attacks around the world have significantly changed the geopolitical landscape and created long-term consequences for public safety, security and intelligence agencies. In addition, transportation organizations, local authorities and government-related organizations have become increasingly aware of the benefits technology can provide in the areas of crime prevention and public safety. These organizations face new challenges in detecting, protecting against and effectively responding to threats to public safety and homeland security. As a result of these global trends, these organizations face the growing challenge of storing and analyzing vast amounts of multimedia content generated by traditional and IP-based communications captured by an increasing variety of detection devices. Emergency services and public organizations require increasingly sophisticated solutions to analyze this content in order to strengthen the measures they take for public safety and security. These solutions need to identify threats as they occur and analyze video footage to identify suspicious objects or behavior more quickly and effectively.

        Increased focus on physical corporate security. Companies operating throughout the world have recognized that threats to their facilities, IT networks and personnel need to be addressed at all times. For example, many companies have determined that they need to establish measures for personnel screening and observation, invest in enhanced physical security measures and incident response capability, and deploy a variety of systems to address network-based vulnerabilities. As a result of these global trends in security needs, more companies face the growing challenge of storing and analyzing vast amounts of content, such as voice, video and other IP-based communications, captured by an increasing variety of detection devices, such as closed circuit television.

        Heightened regulatory and compliance requirements and the high cost of dispute resolution. Regulatory pressures have increased for corporations and public organizations worldwide, especially in the wake of recent well-publicized accounting scandals. For example, regulations such as the Sarbanes-Oxley Act of 2002 and the pending financial guidelines of the International Financial Reporting Standards Board have heightened the complexity of corporate and governmental compliance. The hiring of additional finance and accounting employees and increased civil penalties and auditor expenses have raised the financial costs of both noncompliance and ongoing compliance. In addition, it continues to be important to be able to resolve certain communication disputes, such as between counterparties in a securities trade, in an efficient and definitive manner. Existing business intelligence and other IT solutions have addressed these growing challenges to some degree. However, companies and public organizations require improved solutions that not only provide better compliance but also more current, near real-time information with increased operational visibility. These solutions need to reduce the costs associated with ongoing compliance, while creating the required audit trail for regulatory purposes.

Our Solutions

        We have developed fully integrated solutions that include software applications and hardware components that can be deployed in a modular manner. This flexibility allows our customers to incorporate additional functions and capabilities as their business or operational needs change.

        The key features of our solutions include:

        Ability to capture and manage vast amounts of complex, unstructured multimedia content. Our solutions record and store a wide variety of unstructured multimedia content, allowing both our enterprise and security customers to capture valuable interaction data. They are designed to optimally manage the storage and retrieval of unstructured data within centralized data storage warehouses, which maximizes the efficiency of our customers’ networked environments. Our solutions can be integrated with various enterprise software applications and storage systems. As a result, our solutions enable our customers to capture and manage efficiently and reliably the vast amounts of unstructured data that are generated by their daily operations. This allows our customers to gain insight, improve profitability, enhance operational effectiveness and meet compliance and regulatory requirements.

        End-to-end management and optimization of the contact center. We provide a set of integrated and modular tools that provide the enterprise with a comprehensive view of the contact center and powerful management capabilities. Our comprehensive solution enables the enterprise to address the essential management functions required in the contact center, including quality monitoring, workforce management, performance management, analytics and unified dashboards and reporting. These modular applications can be deployed separately or as a single unified solution depending on the customer’s needs. Our solutions enable organizations to:

—   evaluate contact center agent performance;
—   identify training requirements and other necessary improvements;
—   allocate the appropriate workforce level and skills to optimize customer service; and
—   monitor and improve contact center operational and business performance.

        Deriving insights utilizing proprietary multi-dimensional analytic capabilities. We have developed advanced multi-dimensional analytics and applications that allow our customers to derive critical insights from the vast amounts of unstructured data that they capture. In the enterprise sector, our multi-dimensional analytics enable the analysis of a wide variety of attributes related to any particular voice or data interaction. For example, our solutions can analyze context intonation, emotion level and key phrases used in a voice interaction. This analysis enables our customers to detect early signs of customer churn, gain valuable information about competitors, and identify critical market information, thereby driving the opportunity for increased revenue, profitability and productivity. Through video footage analysis provided by our solutions, our security customers are able to identify suspicious objects or behavior more quickly and effectively in order to better respond in real-time to threats, prevent intrusions, detect irregular behavior, reduce crime and accelerate investigations.

Our Strategy

The key elements of our strategy include the following:

        Drive adoption of our next-generation analytics in both the enterprise and security markets. We intend to continue to address the growing unmet need to capture, manage and analyze unstructured data in a wide variety of business and operational environments. Accordingly, we plan to continue to target these opportunities through focused sales and marketing and by providing value-added services that facilitate the implementation of our solutions. Moreover, we plan to continue to invest in research and development and strategic alliances to enhance our industry-leading solutions and deliver superior insight to drive improved operational and business results. We will continue to leverage the technology, operational and partnership synergies we derive from serving both the enterprise and the security markets.

        Continue to expand our differentiated end-to-end contact center solution. With the increasing strategic importance and complexity of the contact center, customers have a growing need for comprehensive management solutions. We believe our set of integrated and modular tools for contact center management represents a differentiated solution for our customers. We intend to augment and expand our offering of end-to-end solutions to maintain our industry leadership position.

        Drive deployment of our solutions through value-added services. Our customers face diverse business and deployment challenges. We have developed a unique professional service organization that helps our customers capture the full value from our solutions. We help our customers analyze their business issues and re-engineer critical processes to address their specific needs. These value-added services should allow us to accelerate the market penetration of our advanced solutions and expand our offering to our installed base.

        Expand and leverage our existing customer base, strategic alliances and global infrastructure. With over 24,000 customers in more than 100 countries, including over 85 of the Fortune 100 companies, we believe there are abundant opportunities to up-sell and cross-sell within our existing customer base by increasing their use of the full breadth of our product portfolio and by migrating them to our next-generation solutions. We also have strong strategic relationships with industry leaders such as Avaya Inc., Etrali SA, Honeywell International Inc., IPC Systems, Inc., Motorola, Inc. and Siemens AG. We intend to continue to leverage those and additional relationships to increase the value of our solutions to our end customers. We have a global infrastructure that can support, directly or through our partners, customers around the world 24 hours a day, seven days a week. We intend to utilize this infrastructure to address the growing needs of our customers.

        Continue to pursue selective acquisitions. We have a successful acquisition history spanning six transactions over the past five years. We intend to continue augmenting our organic growth through additional acquisitions that broaden our product and technology portfolio, expand our presence in selected geographic areas, broaden our customer base, and increase our distribution channels and vertical market access. We believe our acquisition strategy is aligned with our customers’ desire to procure broader, higher value solutions from a smaller group of strategic vendors.

Products

        Our enterprise business solutions include recording, monitoring, quality management, workforce management and business performance management solutions, which are designed to capture interactions, analyze them and take action based on this analysis to drive enterprise performance. They also help protect businesses and customers against risks posed by lost or misinterpreted voice or data communications as well as capture and improve contact center agent performance and the customers’ experience. Our workforce and performance management solutions assist enterprises in delivering high quality of service to their customers by assuring that employees with the right skills interact with customers and that these interactions are measured against their objectives.

        Our security solutions are comprised of voice platforms and applications, digital video platforms and applications, and lawful interception products. Our voice platforms and applications offering to the security market ranges in size and complexity from small, single-site single-recorder systems to large, multi-site, multi-recorder systems integrated with trunked radio and computer-aided dispatch systems. We provide emergency services and air traffic control organizations with a full range of recording features for voice, radio and trunked radio, including on-line access to hundreds of hours of recording for a quick response time, a choice of different types of archiving media, and a dubbing capability to edit calls on-line for courtroom presentations. The system enables the organizations to re-construct scenarios, investigate and improve performance. Our digital video platforms and applications provide continuous CCTV, recording, archiving, and debriefing capabilities that meet the needs of today’s demanding security environments. Our lawful interception products enable the interception, delivery, monitoring, collection and advanced analysis of telecommunication interactions. These products handle both telephony and Internet data on the same platform and are fully compliant with the international standards defined by the European Telecommunications Standards Institute (ETSI), under various European legislations, and the Telecommunications Industry Association (TIA), under the Communications Assistance for Law Enforcement Act (CALEA).

Solutions	Markets Served	Purpose

NICE Perform	Enterprise and Security	Records and analyzes customer interactions with contact center agents

NiceUniverse	Enterprise and Security	Evaluates agent performance and raises the level of customer service in contact centers through advanced voice and desktop screen recording technologies

NiceLog	Enterprise and Security	Provides digital voice recording system, a computer telephony integrated multi-channel voice recording and retrieval system

NICE VoIP Capture Unit	Enterprise and Security	Builds on NiceLog technology to provide a complete solution to audio storage in VoIP telephony

IEX TotalView	Enterprise and Security	Forecasts customer interactions, schedules agents with appropriate skills to manage and optimize level of customer service and resources

Performix	Enterprise	Maps enterprise business objectives to group and individual goals. Tracks and reports performance against these goals

NICE SmartCenter	Enterprise	Leverages the synergies of the combined capabilities of NICE Perform, IEX TotalView and Performix on an open SOA-based framework

NICE Storage Center	Enterprise and Security	Provides central storage option; integrates with various enterprise storage networks (SAN, NAS or DAS) for long term or medium term voice storage

NiceCall Focus III	Enterprise and Security	Provides a competitively priced voice recording system for organizations that have a relatively small number of input channels and a cost-effective solution for branch recording with centralized management and storage

NiceUniverse Compact	Enterprise and Security	Provides a competitively priced voice recording and quality management system for organizations that have a relatively small number of input channels and a cost-effective solution for small contact centers with centralized management and storage

Freedom Enterprise	Enterprise and Security	Provides recording and analysis of customer interactions with contact center agents

Freedom FT	Enterprise and Security	Provides high-level fault-tolerant recording

Mirra	Enterprise and Security	Provides small recording system that is suited to simple recording applications in which it can record up to 32 channels of voice traffic from a wide variety of analog and digital interfaces

NICE Inform	Security	Provides information management solution for comprehensive management of multimedia interactions for security command and control centers, enables effective management of multimedia incident information from various sources, for faster incident reconstruction, greater insight and improved response

NiceVision Net	Security	Provides a complete end-to-end solution for IP video security

NiceVision ControlCenter	Security	Provides an advanced control room management and network-based digital video matrix

NiceVision Pro	Security	Provides premium solution designed for high-end applications requiring high-frame rate and/or a large number of cameras in a campus environment

NiceVision Harmony	Security	Provides mid-range digital video recording solution designated for sites accommodating a large number of cameras yet requiring a variety of frame rates per channel

NiceVision Alto	Security	Provides mid-range digital video recording solution

NiceVision NVSAT	Security	Provides small scale digital video recording solution

FAST alpha Silver	Security	Provides high quality digital video monitoring and recording solution for large to mid-size applications

FAST alpha Blue	Security	Provides "all in one" solution for high quality video monitoring and recording for small to mid-size applications

NiceTrack	Security	Provides interception, delivery, monitoring, collection and advanced analysis of telecommunication interactions

Freedom rDT	Security	Works with the Motorola or M/A-COM trunked radio system to record radio communications dynamically and capture trunked radio data

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

        IEX TotalView is our workforce management solution. It helps manage the level of customer service by matching the right resources with the demand in complex environments where customers interact through multiple channels, including telephone, email and web, and where different skills are required to address customer needs. TotalView forecasts customer interactions based on data it collects from systems such as switches, ACDs, email servers, etc. It generates detailed schedules based on these forecasts as well as on preferences entered by individual employees. TotalView measures real-time adherence to these schedules to allow operations managers to respond quickly to changes. TotalView generates detailed reports of customer interaction patterns and service levels and is used by many of our customers as their central reporting system for customer service.

        Performix is a suite of performance management applications. It allows mapping strategic business goals to group and individual goals and managing to these goals. It collects data from enterprise systems, such as CRM, HR, work force management, quality management, etc., and from communication infrastructure, such as switches and ACDs, normalizes it and creates a central repository for such data. Performance manager maps corporate business goals to group and individual key performance indicators, or KPIs, it measures and reports actual performance against these KPIs. The development and evaluation management modules automate the processes of employee evaluation, individual training and personal development based on the KPIs.

        NICE SmartCenter is a solution that drives performance in contact centers and the enterprise. NICE SmartCenter leverages the synergies of the combined capabilities of NICE Perform, IEX TotalView and Performix. It provides a holistic view of contact center operations and business insight into market and customer dynamics. These capabilities are unified within an open Service Oriented Architecture, or SOA, based framework, and are offered together with NICE’s structured service and implementation methodology. NICE is pioneering the use of SOA in its markets and has enhanced and adapted it to the specific environment of the contact center, providing improved sharing of information, business processes and investment protection.

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

        NICE Inform is an information management solution that provides comprehensive management of multimedia interactions for security command and control centers. NICE Inform provides innovative capabilities for effectively managing multimedia incident information from various sources for faster incident reconstruction, greater insight and improved response. The broad array of capabilities of NICE Inform can be tailored to the specific needs of command and control centers for first responders and homeland security, transportation, government and private sector organizations, and deliver improved collaboration and operational efficiency to enhance safety and security. NICE Inform captures, manages and analyzes information from multimedia sources including audio, video, text and data. Furthermore, it provides a complete, unified, chronological, multimedia history of incidents to enable streamlining of information sharing, investigations and evidence delivery.

        NiceVision consists of NiceVision Pro, NiceVision Harmony, NiceVision Alto, NiceVision NVSAT, Nicevision Net and NiceVision ControlCenter. NiceVision is a state-of-the-art digital video and audio recording system that provides continuous CCTV, recording, archiving, and debriefing capabilities for, among others, central banks, Fortune 500 companies, transportation facilities, prisons and casinos.

        NiceVision Net is an enterprise class, scalable IP video solution. It offers great flexibility, whether as an open solution to be fully integrated with a variety of third party edge devices and security management applications, or as a complete, end-to-end offering, as well as a superior level of reliability. Its high availability architecture, supported by unique features, such as patent pending “zero points of failure” encoder redundancy, ensures non-stop surveillance under any condition for mission critical applications.

        NiceVision ControlCenter provides advanced real time event management and enhanced investigation tools, and is scalable to support large multi-user, multi-site environments. NiceVision ControlCenter seamlessly manages all other NiceVision solutions, enabling users to manage hybrid architectures with a smooth migration path to a full IP architecture.

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

        NiceTrack is a product line that provides law enforcement agencies, internal security services and intelligence organizations with end-to-end solutions for the interception, delivery, monitoring, collection and advanced analysis of telecommunication interactions. This product line provides intelligence analysts with a broad intelligence perspective to ensure that crucial information is always delivered to decision makers and operational staff in near real-time. NiceTrack also features an open architecture design that offers government-related organizations the flexibility to build an effective intelligence platform customized and localized to suit specific operational requirements. NiceTrack, as a lawful interception solution, is fully compliant with the international standards defined by ETSI (under various European legislations) and TIA (under the CALEA legislation).

        Freedom rDT works with the Motorola or M/A-COM trunked radio system to record radio communications dynamically and capture trunked radio data. It is a solution aimed at the emergency services market.

Strategic Relationships

        We have a dedicated sales organization for all of our products. In certain regions, most significantly, North America, a substantial part of our sales are made directly, while in other regions, most notably, Asia Pacific, sales are made through our distribution channels. In addition, we partner with leading companies to deliver and support our solutions. In the financial institutions market, we have established marketing, sales and support arrangements with leading suppliers of complementary products including BT Group PLC, Etrali and IPC. These companies market and distribute our products to their customers either as stand-alone solutions or as integrated parts of their own solutions. For our contact center customers, we have entered into global distribution agreements as well as alliance and partnership programs with leading vendors including Avaya, BT, SAS Institute Inc. and Siemens. In the security markets, we have formed alliances for the co-marketing and distribution of our products with leading companies including Anixter International Inc., Diebold, Inc., Honeywell, Motorola, Siemens, Thales Group and Tyco International Ltd.

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

        We manufacture our products through subcontractors. Under a manufacturing agreement with Flextronics Israel Ltd. (or Flextronics), a subsidiary of a global electronics manufacturing services company, Flextronics provides us with a turnkey manufacturing solution including order receipt purchasing, manufacturing, testing and configuration. This agreement covers all of our product lines, including our voice recording family of products, our video product lines, our upgrade lines and our spare parts and return material authorization (RMA). We believe this outsourcing agreement provides us with a number of cost advantages due to Flextronic’s large-scale purchasing power, and greater supply chain flexibility. In connection with the acquisition of Dictaphone Corporation’s Communications Recording Systems division (or CRS), we also have a manufacturing agreement with Bulova Technologies EMS LLC, pursuant to which Bulova manufactures all ex-CRS products. This manufacturing facility is located in the United States.

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

        We have qualified for and received the ISO-9001:2000 quality standard for all of our products, as well as the ISO 27001 and ISO 14001:2004 certifications.

Research and Development

        We believe that the development of new products and the enhancement of existing products are essential to our future success. Therefore, we intend to continue to devote substantial resources to research and new product development, and to continuously improve our systems and design processes in order to reduce the cost of our products. Our research and development efforts have been financed through our internal funds and programs sponsored through the Government of Israel and the European community. We believe our research and development effort has been an important factor in establishing and maintaining our competitive position. Gross expenditures on research and development in 2004, 2005 and 2006 were approximately $27.5 million, $33.4 million and $48.0 million, respectively, of which approximately $1.3 million, $1.7 million and $1.9 million, respectively, were derived from third-party funding, and $1.3 million, $0.8 million and $1.2 million, respectively, were capitalized software development costs.

        In 2006, we were qualified to participate in eight programs funded by the Office of the Chief Scientist, or OCS, of the Israeli Ministry of Industry, Trade and Labor to develop generic technology relevant to the development of our products. Such programs are approved pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, or the Research and Development Law, and the regulations promulgated thereunder. We were eligible to receive grants constituting between 40% and 66% of certain research and development expenses relating to these programs. These programs include programs approved under certain Magnet consortiums and programs approved for companies with large research and development activities. Accordingly, as opposed to the standard type of OCS grants (described below), the grants under these programs are not required to be repaid. However, the restrictions of the Research and Development Law described below apply to these programs. In 2004, 2005 and 2006, we received a total of $0.8 million, $2.2 million and $1.9 million, respectively, and we anticipate receiving approximately $0.3 million in 2007 from these programs.

        We are eligible to receive grants from the OCS under its “standard” programs, usually constituting a grant of up to 50% of certain approved research and development expenses, for the research and development of certain approved technology. Under the terms of these programs, a grant recipient is required to pay royalties of 3% to 5% of the net sales of products incorporating technology developed in, and related services resulting from, a project funded by the OCS. Generally, the royalties are required to be paid beginning with the commencement of sales of such products and ending when 100% of the grant is repaid in New Israeli Shekels, or NIS, linked to the U.S. dollar plus LIBOR interest. In 2004, 2005 and 2006, we received no such grants and incurred no royalty obligations under these programs, and currently we have no further royalty obligations to the OCS.

        The Research and Development Law generally requires that the product incorporating know-how developed under an OCS-funded program be manufactured in Israel. However, upon the approval of the OCS, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased, which increase might be up to 300% of the grant (depending on the portion of the total manufacturing volume that is performed outside of Israel). The OCS is authorized to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. However, the transfer outside of Israel of manufacturing which constitutes not more than 10% of the total manufacturing volume is subject to a notification to the OCS. The Research and Development Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the OCS is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the OCS whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount will be required in such cases.

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

        The Research and Development Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and non-Israeli interested parties to notify the OCS of any change in control of the recipient, or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient, and requires the new interested party to undertake to the OCS to comply with the Research and Development Law. In addition, the rules of the OCS may require prior approval of the OCS or additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares or ADSs will be required to notify the OCS that it has become an interested party and to sign an undertaking to comply with the Research and Development Law.

        The funds available for OCS grants out of the annual budget of the State of Israel were reduced in recent years, and the Israeli authorities have indicated in the past that the government may further reduce or abolish OCS grants in the future. Even if these grants are maintained, we cannot presently predict what would be the amounts of future grants, if any, that we might receive.

        In 2006, we were selected to participate in the Sixth Framework Programme (FP6). FP6 is the European Community Framework Programme for Research, Technological Development and Demonstration, which funds and promotes research. In 2006, we received a total of $0.2 million as an advance for the 30 month period of the plan. FP6 will give us funding of approximately EUR 329,000 during this period. There are no royalty obligations associated with receiving such funding.

Intellectual Property

        We currently rely on a combination of trade secret, patent, copyright and trademark law, together with non-disclosure and non-compete agreements, to establish and/or protect the technology used in our systems.

        We currently hold 44 U.S. patents and 24 patents issued in additional countries covering substantially the same technology as the U.S. patents. We have over 164 patent applications pending in the United States and other countries. We believe that the improvement of existing products, and the development of new products are important in establishing and maintaining a competitive advantage. We believe that the value of our products is dependent upon our proprietary software and hardware continuing to be “trade secrets” or subject to copyright or patent protection. We generally enter into non-disclosure and non-compete agreements with our employees and subcontractors. However, there can be no assurance that such measures will protect our technology, or that others will not develop a similar technology or use technology in products competitive with those offered by us. Although we believe that our products do not infringe upon the proprietary rights of third parties, there can be no assurance that one or more third parties will not make a contrary claim or that we will be successful in defending such claim.

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

        We own the following trademarks in different countries: Insight from Interactions™, 360° View™, Executive Connect®, Executive Insight™, Freedom®, Investigator®, Mirra®, Universe®, My Universe™, NICE®, NiceCall®, NiceCall Focus™, NiceCLS™, NICE Learning™, eNiceLink™, NiceLog®, Playback Organizer™, Renaissance®, ScreenSense™, NiceScreen™, NICE Storage Center™, NiceTrack™, NiceUniverse®, NiceVision®, NiceVision Harmony™, NiceVision Mobile™, NiceVision Pro™, NiceVision NVSAT™, NiceVision Alto™, Scenario Replay™, Tienna®, Wordnet®, NICE Perform®, NICE Inform™, NICE Analyzer™, Last Message Replay™, NiceUniverse Compact™, Customer Feedback™, Interaction Capture Unit™, Dispatcher Assessment™, Encorder™, Freedom Connect®, FAST®, FAST alpha Silver™, FAST alpha Blue™, Fast Video Security®, Alpha®, IEX®, TotalNet®, TotalView®, NICE SmartCenter™, NiceVision Analytics™, NiceVision ControlCenter™, NiceVision Digital™, NiceVision Net™ and Performix Technologies™. Applications to register certain of these marks have been filed in certain countries, including Australia, Brazil, the European Union, Germany, Great Britain, Israel, Japan, Mexico, Argentina and the United States. Some of such applications have matured to registrations.

Regulation

Israeli Export Restrictions

        The export of certain defense products from Israel, such as our NiceTrack products, requires a permit from the Israeli Ministry of Defense. In addition, the sale of products to certain customers, mostly armed forces, also requires a permit from the Israeli Ministry of Defense. In 2006, only a small portion of all of our sales was subject to such permit requirements. To date, we have encountered no difficulties in obtaining such permits. However, the Ministry of Defense notifies us from time to time not to conduct business with specific countries that are undergoing political unrest, violating human rights or exhibiting hostility toward Israel. We may be unable to obtain permits for our defense products we could otherwise sell in particular countries in the future.

New European Environmental Regulations

        Our European activities require us to comply with Directive 2002/95/ec of the European Parliament on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (“RoHS”), which came into effect on July 1, 2006. This directive provides that producers of electrical and electronic equipment may not place new equipment containing lead, mercury and certain other materials deemed to be hazardous, in amounts exceeding any relevant set maximum concentration values, on the market in the European Union. Our products meet the requirements of the RoHS directive and we are making every effort in order to maintain compliance, without adversely affecting the quality and functionalities of our products. If we fail to maintain compliance, including by reason of failure of our suppliers to comply, we may be restricted from conducting certain business in the European Union, which could adversely affect our results of operations.

        Our European activities also require us to comply with Directive 2002/96/EC of the European Parliament on Waste Electrical and Electronic Equipment (“WEEE”). The WEEE directive covers the labeling, recovery and recycling of IT/Telecommunications equipment, electrical and electronic tools, monitoring and control instruments and other types of equipment, devices and items, and already partly came into effect on August 13, 2005. Our products fall within the scope of the WEEE directive, and we have set up the operational and financial infrastructure required for collection and recycling of WEEE, as stipulated in the WEEE directive, including product labeling, registration and the joining of compliance schemes. We are taking and will continue to take all requisite steps to ensure compliance with this directive. If we fail to maintain compliance, we may be restricted from conducting certain business in the European Union, which could adversely affect our results of operations.

Competition

        The market for our enterprise interaction solutions is highly competitive and includes numerous products offering a broad range of features and capabilities. As the market is still developing, we anticipate that a number of our existing and potential competitors will be introducing new and enhanced products. Some of our competitors in the digital voice recording and contact center solutions include Aspect, Autonomy (formerly e-talk), Verint Systems Inc., a subsidiary of Comverse Technology Inc., and Witness Systems Inc. In February 2007, Verint and Witness announced that they agreed to a business combination.

        We believe that competition in the evolving enterprise interaction solutions market is based on a number of factors related to the product offering and business model. With respect to products, we consider breadth of offering, application functionality, system performance and reliability, the ability to integrate with a variety of external computer and communications systems and ease of use as key factors. With respect to the business model, we consider marketing and distribution capacity, price and global service and support capacity as key factors. We believe that NICE solutions have a competitive advantage based on their ability to service large, multi-site, contact centers and their holistic integration of various unstructured data sources, their ability to extract insight with a multi-dimensional approach, their wide-range connectivity and compatibility with telephone and computer networks and their ease of use. We believe that we have a competitive advantage because of the strength of our installed customer base, size and capabilities of our global distribution network, our business partners, and our global service and support capacity.

        Traditionally, public safety customer voice recording requirements for emergency phones and radio were relatively basic. As the command and control center is becoming more complex and advanced systems are being deployed, and as more trunk radio and IP-based systems are offered, the recording system has to be integrated with these systems. Our ability to deliver a more integrated and sophisticated recording system that can capture voice, video, data and meta-data information from trunk radio systems and computer aided dispatch, or CAD, systems, positions our products above the competition mainly in the large high-end emergency centers. In addition, we believe that applications for scenario reconstruction of an incident connecting voice, video, data and meta-data together give us an advantage over the competition. Some of our competitors in the public safety market include ASC Telecom, Verint Systems (formerly Mercom) and Voiceprint.

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

Name of Subsidiary	Country of Incorporation or Residence	Percentage of Ownership Interest

Nice Systems Australia PTY Ltd.	Australia	100%
NICE Systems Canada Ltd.	Canada	100%
Nice Systems S.A.R.L.	France	100%
Nice Germany GmbH	Germany	100%
NICE Systems GmbH	Germany	100%
NICE APAC Ltd.	Hong Kong	100%
NICE Systems Kft	Hungary	100%
Nice Interactive Solutions India Private Ltd.	India	100%
Nice Technologies Ltd.	Ireland	100%
STS Software Systems (1993) Ltd.	Israel	100%
Nice Japan Ltd.	Japan	100%
IEX Corporation BV	Netherlands	100%
Nice Systems (Singapore) Pte. Ltd.	Singapore	100%
Nice Switzerland AG	Switzerland	100%
NICE CTI Systems UK Ltd.	United Kingdom	100%
Racal Recorders Ltd.	United Kingdom	100%
Nice Systems Latin America, Inc.	United States	100%
Nice Systems Inc.	United States	100%
IEX Corporation	United States	100%

Property, Plants and Equipment

        Our executive offices and engineering, research and development operations are located in Ra’anana, Israel, where we occupy approximately 140,000 square feet of space, pursuant to a lease expiring in 2010. The annual rent and maintenance fee for the facility is approximately $2.4 million linked to changes in the U.S. consumer price index. We also occupy additional office space in North Ra’anana, Israel, which is approximately 55,000 square feet, pursuant to a lease expiring on June 15, 2007. We are currently negotiating an extension of such lease to 2010. The annual rent and maintenance fee for this additional facility is approximately $1.2 million.

        We have leased various offices and other facilities in several other countries. Our material leased facilities consist of the following:

—	Our North American headquarters in Rutherford, New Jersey, which occupy approximately 28,400 square feet. We also have a warehouse facility in Lyndhurst, New Jersey, which occupies approximately 6,000 square feet;

—	Our office in Denver, Colorado, which occupies approximately 30,775 square feet;

—	Our office in Richardson, Texas, which occupies approximately 50,580 square feet.

—	Our office in Southampton, UK, which occupies approximately 34,680 square feet; and

—	Our office in Hong Kong, which occupies approximately 9,506 square feet.

        We believe that our existing facilities are adequate to meet our current and foreseeable needs.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects.

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes and other financial information included elsewhere in this annual report. This discussion contains certain forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, including those set forth under Item 3, “Key Information – Risk Factors” and elsewhere in this report, our actual results may differ materially from those anticipated in these forward-looking statements. For more information about forward-looking statements, see the Preliminary Note that precedes the Table of Contents of this Annual Report on Form 20-F.

Overview

        We are a leading provider of solutions that capture, manage and analyze unstructured multimedia content enabling companies and public organizations to enhance business and operational performance, address security threats and behave proactively. Unstructured multimedia content includes phone calls to contact centers and back offices, video captured by closed circuit television cameras, radio communications between emergency services personnel, email and instant messaging. Our solutions include integrated, scalable, multimedia recording platforms, enhanced software applications and related professional services. These solutions address critical business processes and risk management, compliance procedures and security needs of companies and public organizations. Our solutions facilitate faster decision-making and near real-time action, improving business and employee performance, and enhancing security and public safety. Our customers use our systems in a variety of enterprises, such as financial services, health care, outsourcers, retail, service providers, telecommunications and utilities. Our security solutions are primarily focused on homeland security and first responder organizations, transportation organizations, government related organizations and the private sector. Our solutions are deployed at over 24,000 customers, including over 85 of the Fortune 100 companies.

        Our products are sold primarily through a global network of distributors, system integrators and strategic partners; a portion of product sales and most services are sold directly to end-users. One distributor accounted for approximately 19%, 21% and 16% of revenues in 2004, 2005 and 2006, respectively.

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

        In July 2006, we acquired all the outstanding shares of IEX Corporation, a leading provider of workforce management, strategic planning and performance management solutions for the contact center market, for approximately $205 million in cash. The acquisition of IEX allows us to offer our customers and partners a more extensive product portfolio in the industries in which we operate. IEX is a leading vendor in workforce management, strategic planning and performance management solutions for the contact center market. IEX provides a high-end centralized solution that compiles data seamlessly across the enterprise, enabling more accurate and effective forecasting, planning and scheduling. By purchasing IEX, we strategically expanded our market share both in geographical and vertical markets. The factors that contributed to the purchase price that resulted in recognition of goodwill included synergies, the benefits of increased market share, strategic positioning value and time-to-market benefits.

        In May 2006, we acquired substantially all of the assets of Performix Technologies Ltd., among the first to recognize the potential in the area of contact center performance management, an emerging trend in the contact center market, for approximately $13.9 million in cash, plus potential earn-outs based on performance milestones amounting to a maximum of an additional $3 million payable in 2007. The acquisition of Performix extends our solutions portfolio for the contact center market. The factors that contributed to the purchase price that resulted in recognition of goodwill included synergies, the benefits of increased market share vertically, strategic positioning value and time-to-market benefits.

        In January 2006, we acquired all the outstanding shares of FAST Video Security AG, a Switzerland-based developer of innovative video systems for security and surveillance purposes, for approximately $22 million in cash, plus earn-outs based on performance milestones of approximately $6.2 million for 2006 and a potential maximum of $5 million for 2008. The acquisition of FAST strengthens our position in the video security market with smart IP-based solutions and technologies complementary to our existing digital video offerings. Additionally, it extends our presence in the digital video security market by increasing our footprint in the European and APAC markets with high quality distribution channels and partners, and with new prestigious customers. By purchasing FAST, we strategically expanded our market share both in geographical and vertical markets. The factors that contributed to the purchase price that resulted in recognition of goodwill included synergies, the benefits of increased market share, strategic positioning value and time-to-market benefits.

        In September 2005, we acquired the assets and assumed certain liabilities of Hannamax Hi-Tech Pty. Ltd. for $2 million in cash, plus earn-outs of an additional $0.5 million paid in the second quarter of 2006 and an additional $0.5 million paid in the second quarter of 2007. Hannamax was our distributor in Australia and New Zealand. With the acquisition of Hannamax, we expect to further expand our customer base and presence in Australia and New Zealand and to further expand and strengthen our support organization in the region. The factors that contributed to the purchase price that resulted in recognition of goodwill included the benefits of increased market share geographically, the benefits of vertical integration and time-to-market benefits.

        In June 2005, we acquired the assets and assumed certain liabilities of Dictaphone Corporation’s Communications Recording Systems business (Dictaphone CRS) for approximately $38 million net after settlement. Dictaphone CRS provides liability and quality management systems for emergency services, critical facilities, contact centers and financial trading floors. In March 2006, the parties signed an amendment to the aforementioned asset purchase agreement, according to which a final adjustment has been made to the audited closing balance sheet, which reduced the purchase price under the asset purchase agreement by $2 million. In addition, the parties agreed that we are entitled to all previously undistributed interest and other investment income earned with respect to certain funds held in escrow. The acquisition of CRS expanded our customer base, presence in the U.S and Europe markets, and our network of distributors and partners. Additionally, it broadened our product offerings and global professional services team. By purchasing CRS, we strategically expanded our market share both in geographical and vertical markets. The factors that contributed to the purchase price that resulted in recognition of goodwill included synergies, the benefits of increased market share, strategic positioning value and time-to-market benefits.

        In March 2004, we sold the assets and liabilities of our COMINT/DF military-related business to ELTA Systems Ltd. for $4 million. The assets and liabilities sold included the intellectual property, fixed assets, inventory and contracts related to the COMINT/DF product line, which included high performance spectral surveillance and direction finding systems that detect, identify, locate, monitor and record transmission sources. In 2004, the COMINT/DF business generated revenues of approximately $0.8 million and net income of approximately $3.2 million (including gain on disposition).

2005 Public Offering

        In December 2005, we completed a public offering on NASDAQ of 9,200,000 ADSs, representing 9,200,000 of our ordinary shares, at a public offering price of $23.125 per ADS, taking into account the two-for-one stock split discussed below. The proceeds of the offering, net of underwriting discount and other related expenses, amounted to approximately $201.7 million.

Stock Split

        During May 2006, we effected a two-for-one split of our ordinary shares. The split was effected by way of a 100% stock dividend, which had an ex-dividend date of May 31, 2006. Shareholders of record at the close of business on May 30, 2006 received one additional ordinary share/ADR for each ordinary share/ADR held. Unless otherwise indicated, all ordinary share, option and per share amounts in this annual report have been adjusted to give retroactive effect to the stock split for all periods presented.

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

Critical Accounting Policies

        The preparation of financial statements in conformity with GAAP requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that the significant accounting policies which affect its more significant judgments and estimates used in the preparation of the consolidated financial statements and those that are the most critical to aid in fully understanding and evaluating our reported results include the following:

—	Revenue recognition
—	Allowance for doubtful accounts
—	Inventory valuation
—	Impairment of long-lived assets
—	Provision for income taxes
—	Contingencies
—	Business combination
—	Stock-based compensation

        Revenue Recognition. We derive our revenues primarily from two sources: product revenues, which include hardware and software sales; and service revenues, which include support and maintenance, installation, project management and training revenue. Revenue related to sales of our products is generally recognized when persuasive evidence of an agreement exists, the product has been delivered and title and risk of loss have passed to the buyer, the sales price is fixed or determinable, and collectability is probable. Sales agreements with specific acceptance terms are not recognized as revenue until either the customer has confirmed that the product or service has been accepted or as the acceptance provision has lapsed.

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

        The Company’s policy for the establishment of VSOE of fair value of maintenance is through the performance of a VSOE compliance test which is an analysis of actual PCS renewals (the population used in the VSOE compliance test is only actual renewals of maintenance).

        The Company’s policy for the establishment VSOE of fair value for installation and training is through an analysis of stand-alone sales of those services. The price charges in the separate sales are consistent with the prices charges when the same elements are included in multiple element arrangements.

        The Company established VSOE of fair value to the project management services based on a price per day which is identical to price per day charged for installation services (of which separate sales exist). These identical daily rates are VSOE of fair value for the project management services.

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

        Allowance for Doubtful Accounts. We evaluate the collectability of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, we record a specific allowance against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize allowances for doubtful accounts based on the length of time the receivables are past due.

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

        Our manufacturing process of our audio and video product platforms is outsourced. Under the outsourcing arrangements, we take ownership of inventories at the conclusion of the manufacturing process, such inventories representing finished goods or spare parts. As we largely manufacture to order, we do not tend to accumulate finished goods. We are obligated, however, to purchase certain excess raw material and subassembly inventories from the contract manufacturer that may be deemed obsolete or slow-moving. We monitor the levels of the contract manufacturer’s relevant inventories periodically and, if required, will write-off such deemed excess or obsolete inventory.

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

        In assessing the recoverability of our property and equipment, goodwill and other intangible assets, we make judgments regarding whether impairment indicators exist based on legal factors, market conditions and operating performances of our business and products. Future events could cause us to conclude that impairment indicators exist and that the carrying values of the intangible assets or goodwill are impaired. Any resulting impairment loss could have a material adverse impact on our financial position and results of operations.

        SFAS No. 142, “Goodwill and Other Intangible Assets,” requires that goodwill be tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition or sale or disposition of a significant portion of a reporting unit. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting units’ goodwill over the implied fair value of that goodwill. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. The fair value of each reporting unit is estimated using a discounted cash flow methodology. This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, the useful life over which cash flows will occur and determination of our weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit. We allocate goodwill to reporting units based on the reporting unit expected benefit from the acquisition. We evaluate our reporting units on an annual basis and, if required, reassign goodwill using a relative fair value allocation approach.

        We are required to assess the impairment of long-lived assets, tangible and intangible, other than goodwill, under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” on a periodic basis, when events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period.

        Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows to the carrying amount of the asset, an impairment charge is recorded for the excess of fair value over the carrying amount. We measure fair value using discounted projected future cash flows.

        Taxes on Income. We record income taxes using the asset and liability approach. Management judgment is required in determining our provision for income taxes in each of the jurisdictions in which we operate. The provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws. We have considered future taxable income, prudent and feasible tax planning strategies and other available evidence in determining the need for a valuation allowance. Although we believe that our estimates are reasonable and that we have considered future taxable income and ongoing prudent and feasible tax strategies in estimating our tax outcome, there is no assurance that the final tax outcome will not be different than those which are reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision, net income and cash balances in the period in which such determination is made.

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

        Business Combination. In accordance with SFAS No. 141, “Business Combination,” we are required to allocate the purchase price of acquired companies to the tangible and intangible assets acquired, liabilities assumed, as well as in-process research and development based on their estimated fair values. We engage independent third-party appraisal firms to assist us in determining the fair values of assets acquired and liabilities assumed. This valuation requires management to make significant estimates and assumptions, especially with respect to long-lived and intangible assets. Critical estimates in valuing certain of the intangible assets include but are not limited to: future expected cash flows from customer contracts, customer lists, distribution agreements and acquired developed technologies; expected costs to develop the in-process research and development into commercially viable products and estimating cash flows from the projects when completed; the acquired company’s brand awareness and market position, as well as assumptions about the period of time the brand will continue to be used in the combined company’s product portfolio; and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur.

        Stock-based Compensation. We account for stock-based compensation in accordance with the provisions of SFAS No. 123(R), “Share-Based Payment.” Under the fair value recognition provisions of SFAS No. 123(R), stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award. Determining the appropriate fair value model and calculating the fair value of stock-based awards, which includes estimates of stock price volatility, forfeiture rates and expected terms, requires judgment that could materially impact our operating results.

Results of Operations

        The following table sets forth our selected consolidated statements of income for the years ended December 31, 2004, 2005 and 2006 expressed as a percentage of total revenues. Totals may not add up due to rounding.

	2004	2005	2006

Revenues
Products	72.3%	66.3%	63.7%
Services	27.7	33.7	36.3

	100.0	100.0	100.0
Cost of revenues
Products*	35.3	32.7	32.4
Services*	71.2	65.6	60.3

	45.2	43.8	42.5

Gross Profit	54.8	56.2	57.5

Operating expenses
Research and development, net	9.8	9.9	11.0
Selling and marketing	24.5	23.4	23.2
General and administrative	12.4	12.1	14.8
Amortization of acquired Intangibles	0.1	0.4	1.2
In process research and development write-off	0.0	0.0	3.1
Total operating expenses	46.8	45.9	53.3

Operating income (loss)	7.9	10.3	4.2
Financial income, net	1.4	1.7	3.2
Other income (expenses), net	0.0	0.0	0.2

Income before taxes	9.4	12.0	7.6
Taxes on income	0.9	0.3	2.1

Net income from continuing operations	8.4	11.8	5.5

Net income from discontinued operations	1.3	0.0	0.0

Net income	9.7	11.8	5.5

* Respective revenues

Comparison of Years Ended December 31, 2005 and 2006

Revenues

        Our total revenues rose approximately 31.7% to $409.6 million in 2006 from $311.1 million in 2005. Revenues from sales to the enterprise market were $300.9 million in 2006, an increase of 26.8% from 2005, and revenues from sales to the security market were $108.7 million in 2006, an increase of 47.4% from 2005. Approximately 25% of the growth in revenues is attributable to the inclusion for the first time of the results of IEX Corporation beginning on July 7, 2006, Performix Technologies Ltd. beginning on May 22, 2006, and FAST Video Security AG beginning on January 4, 2006 (collectively referred to below as the “2006 acquisitions”), as well as the inclusion of Dictaphone CRS results for a full year compared with seven months in 2005 and the inclusion of Hannamax Hi-Tech Pty. Ltd. results for a full year compared to four months in 2005. Approximately 75% of the growth is due to organic growth.

	Years Ended December 31,
	2005	2006	Dollar Change	Percentage Change
	(U.S. dollars in millions)

Product Revenues	$206.4	$261.1	$54.7	26.5%
Service Revenues	104.7	148.5	43.8	41.8

Total Revenues	$311.1	$409.6	$98.5	31.7

        Approximately 40% of the increase in product revenues is attributable to the inclusion for the first time of the results of the 2006 acquisitions. The remainder of the growth is due to organic growth.

        Approximately 17% of the increase in service revenues is attributable to the inclusion for the first time of the results of the 2006 acquisitions, the inclusion of Dictaphone CRS results for a full year compared with seven months in 2005 and the inclusion of Hannamax Hi-Tech Pty. Ltd. results for a full year compared to four months in 2005. The remaining 83% growth was due to an increase in our installed customer base resulting from new product sales and higher installation and training revenues relating mainly to the increase in product sales to the enterprise market.

        Service revenues represented 36.3% of total revenues, as compared to approximately 33.7% in 2005. Although we typically generate lower profit margins on services than on products, our strategy is to continue to grow our global services business, which we believe increases the competitiveness of our product offerings, and, as a result, we expect services to represent a growing portion of total revenues in the future.

        Revenues in 2006 in the Americas, which include the United States, Canada and Central and South America, rose 47.8% to $241.3 million, as compared to $163.3 million in 2005. Approximately 31% of the increase is attributable to the inclusion for the first time of the results of the 2006 acquisitions. The remaining 69% growth is due to an increase in our products revenue and higher post-contract service and maintenance revenue. Sales to Europe, Middle East and Africa (EMEA) rose 13.3% to $112.5 million in 2006, as compared to $99.3 million in 2005. Approximately 48% of the increase is attributable to the inclusion for the first time of the results of the 2006 acquisitions. The remaining 52% growth is due mainly to higher sales to the security market and higher services and maintenance revenues primarily related to the enterprise market. Sales to Asia-Pacific (APAC) increased 15.1% to $55.8 million in 2006, as compared to $48.5 million in 2005, Approximately 50% of the increase is attributable to the inclusion of Hannamax Hi-Tech Pty. Ltd. results for a full year compared to four months in 2005. The remaining 50% growth is due mainly to higher sales to the security market.

Cost of Revenues

	Years Ended December 31,
	2005	2006	Dollar Change	Percentage Change
	(U.S. dollars in millions)

Cost of Product Revenues	$67.5	$84.7	$17.2	25.5%
Cost of Service Revenues	68.7	89.5	20.8	30.3

Total Cost of Revenues	$136.2	$174.2	$38.0	27.9

        Cost of product revenues increased on a dollar basis while decreasing as a percentage of product revenues. The increase on a dollar basis was mainly due to higher sales volume, amortization of intangible assets in the amount of $7.3 million in 2006 compared to $1.3 million in 2005 and the adoption of SFAS No 123(R) for stock-based compensation in 2006 in the amount of $0.3 million, which was partially offset by the lower cost of product resulting from a higher proportion of software in the product mix. Cost of service revenues increased on a dollar basis while decreasing as a percentage of service revenues. Approximately 38% of the increase is attributable to the inclusion for the first time of the results of the 2006 acquisitions and approximately 6% of the increase is attributable to the adoption of SFAS No. 123(R) for stock-based compensation. The decrease as a percentage of service revenues is due to better utilization of the service organization and a higher volume of service revenues.

Gross Profit

	Years Ended December 31,
	2005	2006	Dollar Change	Percentage Change
	(U.S. dollars in millions)

Gross Profit on Product Revenues	$138.8	$176.4	$37.6	27.1%
as a percentage of product revenues	67.3%	67.6%
Gross Profit on Service Revenue	36.1	59.0	22.9	63.4
as a percentage of service revenues	34.4%	39.7%

Total Gross Profit	$174.9	$235.4	$60.5	34.6
as a percentage of total revenues	56.2%	57.5%

        The improvement in gross profit on product revenues was due primarily to higher sales volume, product cost reductions and a higher proportion of software in the product mix. The improvement in gross profit margin on service revenues reflected improved staff utilization and higher volume of service revenues.

Operating Expenses

	Years Ended December 31,
	2005	2006	Dollar Change	Percentage Change
	(U.S. dollars in millions)

Research and development, net	$30.9	$44.9	$14.0	45.3%
Selling and marketing	72.8	95.2	22.4	30.8
General and administrative	37.7	60.5	22.8	60.5
Amortization of acquired intangible assets	1.3	4.9	3.6	276.9
In process research and development write-off	0.0	12.9	12.9	-

        Research and Development, Net. Research and development expenses, before capitalization of software development costs and government grants, increased to $48.0 million in 2006, as compared to $33.4 million in 2005 and represented 11.7% and 10.7% of revenues in 2006 and 2005, respectively. Approximately 69% of the increase is attributable to the inclusion for the first time of the results of the 2006 acquisitions and approximately 10% of the increase is attributable to the adoption of SFAS No 123(R) for stock-based compensation.

        Capitalized software development costs were $1.2 million in 2006, as compared to $0.8 million in 2005. Amortization of capitalized software development costs included in cost of product revenues was $1.5 million and $2.4 million in 2006 and 2005, respectively.

        Selling and Marketing Expenses. Selling and marketing expenses represented 23.2% of total revenues in 2006, as compared to 23.4% in 2005. Approximately 43% of the increase is attributable to the inclusion for the first time of the results of the 2006 acquisitions and the inclusion of Hannamax Hi-Tech Pty. Ltd. results for a full year compared to four months in 2005, approximately 15% of the increase is attributable to the adoption of SFAS No 123(R) for stock-based compensation..

        General and Administrative Expenses. General and administrative expenses represented 14.8% of total revenues in 2006, as compared to 12.1% in 2005. Approximately 15% of the increase is attributable to the inclusion for the first time of the results of the 2006 acquisitions, approximately 28% of the increase is attributable to the adoption of SFAS No 123(R) for stock-based compensation.

        Amortization of acquired intangible assets  Amortization of acquired intangibles included in the operating expenses represent 1.2% and 0.4% of 2006 and 2005 revenues the increase is due to 2006 acquisitions.

        In process research and development write-off  In process research and development write-off represent a one time write-off of IEX Corporation and FAST Video Security AG In process R&D.

        Financial Income

	Years Ended December 31,
	2005	2006	Dollar Change	Percentage Change
	(U.S. dollars in millions)

Financial income, net	$5.4	$13.3	$7.9	146.3%
Other income (expense)	(0.0)	0.6	0.6	-

        Financial Income, Net. The increase in financial income, net reflects a higher average cash balance and higher prevailing average interest rates in 2006, as compared to 2005.

        Taxes on Income. 2006, taxes on income amounted to $8.6 million, as compared to $0.9 million in 2005. Our effective tax rate amounted to 27.7% in 2006, compared with 2.4% in 2005 and 9.8% in 2004. First time recognition of deferred tax assets in 2005 in the amount of $4.8 million was the principal cause of the low effective tax rate which arose in that year. The increase in our effective tax rate in 2006 is mainly due to the in-process research and development write-off related to our acquisition of IEX Corporation, which is a non-deductible expense for tax purposes.

        The reduction of the corporate tax rate in Israel from 35% in 2004 to 34% in 2005 and 31% in 2006 had a minor impact on our effective tax rate. This is because the majority of our operating income earned in Israel benefits from the reduced tax rates applicable to us as a result of our Approved (or Privileged) Enterprise programs.

        Further information with regard to our Approved and Privileged Enterprise programs can be found in Item 3 – Risk Factors under the caption “We depend on the availability of government grants and tax benefits” and in Note 13 of our Financial Statements under the caption “Taxes on Income.”

        Our effective tax rate was also affected in 2006 by a favorable geographic mix of where our profits are earned.

        Subject to unpredictable effects of any future settlements with tax authorities (or unadjusted expiration of the statute of limitations) and/or effects of potential mergers or acquisitions, we expect our effective tax rate to be relatively stable in the region of 20%.

        Net Income from Continuing Operations. Net income from continuing operations was $22.4 million in 2006, as compared to $36.6 million in 2005. The decrease in 2006 resulted primarily from the write-off of acquired in-process research & development, adoption of SFAS No 123(R) for stock-based compensation and the increase in the amortization of acquired intangibles.

Comparison of Years Ended December 31, 2004 and 2005

Revenues

        Our total revenues rose approximately 23.1% to $311.1 million in 2005 from $252.6 million in 2004. Revenues from sales to the enterprise market were $237.4 million in 2005, an increase of 22.3% from 2004, and revenues from sales to the security market were $73.7 million in 2005, an increase of 26.0% from 2004. Approximately 37% of the growth in revenues was attributable to the inclusion for the first time of the results of Dictaphone CRS beginning on June 1, 2005 and Hannamax Hi-Tech Pty. Ltd. beginning on September 1, 2005. The remaining 63% growth was due to market share gains in these markets and market growth.

	Years Ended December 31,
	2004	2005	Dollar Change	Percentage Change
	(U.S. dollars in millions)

Product Revenues	$182.6	$206.4	$23.8	13.0%
Service Revenues	70.0	104.7	34.7	49.6

Total Revenues	$252.6	$311.1	$58.5	23.2

        The increase in product revenues was due primarily to higher sales to the enterprise and public safety and security markets.

        Approximately 50% of the increase in service revenues was due to an increase in our installed customer base resulting from new product sales, higher installation and training revenues relating mainly to the increase in product sales to the enterprise market. The remaining increase was attributable to the first time inclusion of the Dictaphone CRS service revenue beginning on June 1, 2005. The increase attributable to the acquisition of Dictaphone CRS resulted from the increase in volume of services sold. Service revenues represented 33.7% of total revenues, as compared to approximately 27.7% in 2004. Although we typically generate lower profit margins on services than on products, our strategy is to continue to grow our global services business, which we believe increases the competitiveness of our product offerings. As a result, we expect services to represent a growing portion of total revenues in the future.

        Revenues in 2005 in the Americas, which include the United States, Canada and Central and South America, rose 34.3% to $163.3 million, as compared to $121.6 million in 2004. Approximately 45% of the increase was attributable to the inclusion of the Dictaphone CRS revenues beginning on June 1, 2005. The remaining 55% increase was attributable to higher post-contract service and maintenance revenue. Sales to Europe, Middle East and Africa (EMEA) rose 6.5% to $99.3 million in 2005, as compared to $93.2 million in 2004. The increase was due mainly to higher sales to the security market and higher services and maintenance revenues primarily related to the enterprise market. Sales to Asia-Pacific (APAC) increased 28.3% to $48.5 million in 2005, as compared to $37.8 million in 2004, due mainly to higher sales to the enterprise market.

Cost of Revenues

	Years Ended December 31,
	2004	2005	Dollar Change	Percentage Change
	(U.S. dollars in millions)

Cost of Product Revenues	$64.4	$67.5	$3.1	4.8%
Cost of Service Revenues	49.9	68.7	18.8	37.7

Total Cost of Revenues	$114.3	$136.2	$21.9	19.2

        Cost of product revenues increased slightly on a dollar basis while decreasing as a percentage of product revenues. The increase on a dollar basis was mainly due to the higher sales volume, which was partially offset by the lower cost of product resulting from a higher proportion of software in the product mix. Cost of service revenues increased on a dollar basis while decreasing as a percentage of service revenues. The decrease as a percentage of services is due to better utilization of the service organization and a higher volume of service revenues.

Gross Profit

	Years Ended December 31,
	2004	2005	Dollar Change	Percentage Change
	(U.S. dollars in millions)

Gross Profit on Product Revenues	$118.2	$138.8	$20.6	17.4%
as a percentage of product revenues	64.7%	67.3%
Gross Profit on Service Revenue	20.1	36.1	16.0	79.6
as a percentage of service revenues	28.8%	34.4%

Total Gross Profit	$138.3	$174.9	$36.6	26.5
as a percentage of total revenues	54.8%	56.2%

        The improvement in gross profit on product revenues was due primarily to higher sales volume, product cost reductions and a higher proportion of software in the product mix. The improvement in gross profit margin on service revenue reflected improved staff utilization and a higher volume of service revenues.

Operating Expenses

	Years Ended December 31,
	2004	2005	Dollar Change	Percentage Change
	(U.S. dollars in millions)

Research and development, net	$24.9	$30.9	$6.0	24.1%
Selling and marketing	61.8	72.8	11.0	17.8
General and administrative	31.3	37.7	6.4	20.4
Amortization of acquired intangible assets	0.3	1.3	1.0	333.3

        Research and Development, Net. Research and development expenses, before capitalization of software development costs and government grants, increased to $33.4 million in 2005, as compared to $27.5 million in 2004 (an increase of 21%) and represented 10.7% and 10.9% of revenues in 2005 and 2004, respectively. The increase in these expenses was due mainly to an increase in research and development labor costs (research and development headcount increased by 22% during 2005). Approximately one third of the increase in research and development costs was due to the inclusion of Dictaphone CRS beginning on June 1, 2005. The increase in research and development activity is essential to support our growth strategy and to enable us to maintain our technological and business leadership in the industry.

        Capitalized software development costs were $0.8 million in 2005, as compared to $1.3 million in 2004. Amortization of capitalized software development costs included in cost of product revenues was $2.4 million and $4.1 million in 2005 and 2004, respectively.

        Selling and Marketing Expenses. Selling and marketing expenses represented 23.4% of total revenues in 2005, as compared to 24.5% in 2004.

        General and Administrative Expenses. General and administrative expenses represented 12.1% of total revenues in 2005, as compared to 12.4% in 2004.

Financial Income

	Years Ended December 31,
	2004	2005	Dollar Change	Percentage Change
	(U.S. dollars in millions)

Financial income, net	$3.6	$5.4	$1.8	50%
Other income (expense)	0.1	(0.0)	(0.1)

        Financial Income, Net. The increase in financial income, net reflects a higher average cash balance and higher prevailing average interest rates in 2005, as compared to 2004.

        Taxes on Income. In 2005, we recorded a provision for income taxes of $0.9 million (an effective tax rate of 2.4%), as compared to $2.3 million (an effective tax rate of 9.8%) in 2004. The decrease was primarily related to $4.8 million of net deferred tax assets, recognized for the first time. We were able to release a material portion of our valuation allowance, which had previously applied to our deferred tax assets, because of our belief that from 2006 to at least 2008 we would be able to earn sufficient taxable income in both Israel and the United States to realize a certain portion of those deferred tax assets.

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

Liquidity and Capital Resources

        In recent years, we have financed our operations through cash generated from operations. Generally, we invest our excess cash in instruments that are highly liquid, investment grade securities. At December 31, 2006, we had $296.1 million of cash and cash equivalents and short-term and long-term investments, as compared to $411.6 million at December 31, 2005 and $165.9 million at December 31, 2004.

        Cash provided by operating activities of continuing operations was $87.6 million, $65.7 million and $44.3 million in 2006, 2005 and 2004, respectively. Net cash from operations in 2004 consisted primarily of net income of $21.3 million and adjustments for non-cash activities including depreciation and amortization of $13.8 million and an increase in accrued expenses and other liabilities of $13.0 million, which were partially offset by a decrease in trade payables of $3.8 million. Net cash from operations in 2005 consisted primarily of net income of $36.6 million and adjustments for non-cash activities including depreciation and amortization of $13.2 million, an increase in accrued expenses and other liabilities of $27.3 million and an increase in trade payables of $5.8 million, which were partially offset by an increase in trade receivables of $11.5 million, an increase in inventories of $3.9 million and deferred tax of $4.8 million. Net cash from operations in 2006 consisted primarily of net income of $22.4 million and adjustments for non-cash activities including depreciation and amortization of $21.9 million, stock-based compensation of $12.6 million, an in-process research and development write-off of $12.9 million, an increase in accrued expenses and other liabilities of $28.0 million, an increase in trade payable of $1.4 million and a decrease in inventories of $5.4 million, which were partially offset by an excess tax benefit from share-based payments arrangements of $5.7 million, an increase in trade receivables of $6.8 million and deferred tax of $3.7 million.

        Net cash used in investing activities from continuing operations was $318.4 million, $64.3 million and $72.3 million in 2006, 2005 and 2004 respectively. In 2004, net cash used in investing activities consisted primarily of investment in marketable securities of $122.2 million and purchase of property and equipment of $6.7 million, which were partially offset by proceeds from the maturity of marketable securities of $17.7 million and proceeds from the sale and call of marketable securities of $41.3 million. In 2005, net cash used in investing activities consisted primarily of investment in marketable securities of $218.5 million, purchase of property and equipment of $6.1 million, payment for the acquisition of Dictaphone CRS of $39.7 million and payment for the acquisition of Hannamax Hi-Tech Pty. Ltd. of $1.9 million, which were partially offset by proceeds from the maturity of marketable securities of $190.7 million and proceeds from the sale and call of marketable securities of $9.6 million. In 2006, net cash used in investing activities consisted primarily of investment in marketable securities $217.7 million, purchase of property and equipment $8.1 million, payment for the acquisition of IEX Corporation of $203.2 million, payment for the acquisition of Performix Technologies Ltd. of $13.8 million and payment for the acquisition of FAST Video Security AG of $21.3 million, which were partially offset by proceeds from the maturity of marketable securities of $142.2 million and proceeds from the sale and call of marketable securities of $3.0 million.

        Net cash provided by financing activities was $43.7 million, $227.0 million and $19.9 million in 2006, 2005 and 2004, respectively. In 2004, net cash provided from financing activities consisted of proceeds from the issuance of shares upon exercise of options and purchase of shares under the employee share purchase plan. In 2005, net cash provided from financing activities consisted of proceeds from the issuance of shares in our public offering of $201.7 million and proceeds from the issuance of shares upon exercise of options and purchase of shares under the employee share purchase plan of $25.3 million. In 2006, net cash provided from financing activities consisted primarily of proceeds from the issuance of shares upon exercise of options and purchase of shares under the employee share purchase plan of $39.0 million and an excess tax benefit from share-based payments agreements. As of December 31, 2006, we had authorized credit lines from banks in the amount of $260 million. As of December 31, 2006, we had no outstanding borrowings under these credit lines; however, $6.2 million of the $260 million was utilized for bank guarantees. Any borrowing under these credit lines will be denominated in dollars and will bear interest at the rate of up to LIBOR + 0.45% per year. Any borrowing under three of these credit lines, having an aggregate borrowing limit of $211 million, would be secured by our marketable securities.

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

Trend Information

        Our development efforts for our recording platforms are aimed at addressing several trends developing in the industry. The trend towards the proliferation of voice over IP is leading to a greater requirement for VoIP recording capabilities in financial trading, contact centers, security related environments and telecommunications monitoring. The continued trend towards replacing analog video recording with digital video recording and the shift toward video over IP is leading to the need for network applications in the video recording area.

        We also see the continuation of a trend towards requirements for multimedia recording capabilities, in contact centers (voice, fax, email, chat screen), security (voice, radio, video, GIS, data) and telecommunications monitoring (voice, fax, internet) markets. We are beginning to see this same trend developing in the financial trading sector, and we expect some Homeland Security initiatives in areas such as border control, critical infrastructure security and first responder communications to require multimedia capture platforms as well.

        We also see the migration to VoIP networks as a driver for additional systems for centralized branch recording and managed services.

        We are seeing growing demand from our contact center customers to streamline their operations by deploying a more comprehensive set of our contact center solutions, such as quality monitoring, analytics, work force management, performance management, customer feedback, etc.

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

Contractual Obligations

        Set forth below are our contractual obligations and other commercial commitments over the medium term as of December 31, 2006 (in thousands of U.S. dollars):

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3-5 years	More than 5 years
Operating Leases	20,350	9,768	7,689	2,893
Unconditional Purchase Obligations	6,700	6,700
Total Contractual Cash Obligations	27,050	16,468	7,689	2,893

		Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1- 3 years	3-5 years	More than 5 years
Standby Letters of Credit	2,000	2,000
Guarantees - continuing operations	4,162	2,427	565	518	652
Total Commercial Commitments	6,162	4,427	565	518	652

Qualitative and Quantitative Disclosure About Market Risk

        For information on the market risks relating to our operations, please see Item 11, “Quantitative and Qualitative Disclosures about Market Risk” in this annual report.

Adoption of New Accounting Standards

        Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in the year ended December 31, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated.

        We recognize compensation expenses for the value of our awards, which have graded vesting, based on the accelerated attribution method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

        As a result of adopting SFAS No. 123(R) on January 1, 2006, our income before taxes on income and net income for the year ended December 31, 2006, is approximately $12,571 thousands and $10,424 thousands lower, respectively, than if we had continued to account for stock-based compensation under APB 25. Basic and diluted net earnings per share for the year ended December 31, 2006 are $0.21 and $0.20 lower, respectively, than if we had continued to account for stock-based compensation under APB 25.

        We estimate the fair value of stock options granted using the Black-Scholes-Merton option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. Federal Reserve zero-coupon bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

Recently Issued Accounting Pronouncements

        In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 creates a single model to address uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from Financial Accounting Standards Board Statement No. 5, “Accounting for Contingencies.” FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). FIN 48 applies to all tax positions related to income taxes subject to Financial Accounting Standards Board SFAS No. 109, “Accounting for Income Taxes.” This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. As a result of the implementation of FIN 48, we increased our retained earnings as of January 1, 2007 by approximately $800,000.

        In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management believes this standard will not have a material effect on our consolidated financial statements.

        In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We will adopt SFAS No. 159 no later than January 1, 2008. We have not yet determined the effect that the adoption of SFAS No. 159 will have on our consolidated financial statements.

Item 6.	Directors, Senior Management and Employees.

Directors and Senior Management

        The following table sets forth, as of June 13, 2007, the name, age and position of each of our directors and executive officers:

Name	Age	Position

Ron Gutler (1)(2)	49	Chairman of the Board of Directors
Joseph Atsmon(1)(3)	58	Vice-Chairman of the Board of Directors
Rimon Ben-Shaoul(2)	62	Director
Yoseph Dauber(2)(3)	71	Director
Dan Falk(1)(2)(3)(4)	62	Director
John Hughes(2)	55	Director
David Kostman	42	Director
Dr. Leora Meridor(1)(3)(4)	59	Director
Haim Shani	50	Chief Executive Officer
Dr. Shlomo Shamir	60	President
Israel Livnat	56	Corporate Vice President & President, Security Group
Ran Oz(5)	40	Corporate Vice President and Chief Financial Officer
Dafna Gruber(6)	42	Corporate Vice President and Chief Financial Officer
Yechiam Cohen	50	Corporate Vice President, General Counsel and Corporate Secretary
Eran Porat	44	Corporate Vice President, Finance
Eran Liron	39	Corporate Vice President, Business Development
Zvi Baum	51	Corporate Vice President & President, Enterprise Interaction Solutions
Debra May	51	President, IEX Corporation
Eran Gorev	42	President and Chief Executive Officer, NICE Systems Inc.
Tamir Ginat	44	President, EMEA
Doron Ben Sira	48	President, Nice APAC
Koby Huberman	49	Strategic Adviser(7)

(1)     Member of the Audit Committee.
(2)     Member of the Compensation Committee.
(3)     Member of the Internal Audit Committee.
(4)     Outside Director. See Item 6, “Directors, Senior Management and Employees–Board Practices– Outside Directors.”
(5)     Departing Corporate Vice President and Chief Financial Officer (See below).
(6)     Incoming Corporate Vice President and Chief Financial Officer (See below).
(7)     Corporate Vice President, Strategic Alliances and Business Development through December 31, 2006 (see below).

        Set forth below is a biographical summary of each of the above-named directors and executive officers of NICE. Each of our directors qualifies as an independent director under the NASDAQ rules.

        As previously disclosed, Dafna Gruber will be joining NICE as Corporate Vice President and Chief Financial Officer. Ran Oz, our departing Corporate Vice President and Chief Financial Officer, has agreed to remain with us to ensure a smooth transition of his responsibilities to Ms. Gruber and is performing the function of CFO at the time of the filing of this annual report. Ms. Gruber is expected to assume the CFO responsibilities during the second quarter of 2007.

        Ron Gutler has served as one of our directors since May 2001 and Chairman of the Board since May 2002. Mr. Gutler is currently the Chairman of G.J.E. 121 Promoting Investment Ltd., a real estate investment company, a director of Psagot Ofek-Fund Management and Eshel Shekel Bonds Ltd. and a member of the Advisory Board of Poalim Real Estate (part of Poalim Capital Market Group). Between 2000 and 2002, he managed the Blue Border Horizon Fund, a global macro fund. Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company (currently part of Deutsche Bank). Between 1987 and 1999, he held various positions with Bankers Trust. Mr. Gutler headed its trading and sales activities in Asia, South America and Emerging Europe. He also established and headed the Israeli office of Bankers Trust. Mr. Gutler holds a Bachelor’s degree in Economics and International Relations and a Master’s degree in Business Administration, both from the Hebrew University in Jerusalem.

        Joseph Atsmon has served as one of our directors since September 2001 and Vice-Chairman of the Board since May 2002. Mr. Atsmon currently serves as a director of Ceragon Networks Ltd., Radvision Ltd. and Vocaltec Communications Ltd. From 1995 to 2000, Mr. Atsmon served as Chief Executive Officer of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998. Mr. Atsmon had a twenty-year career with Tadiran Ltd. In his last role at Tadiran Ltd., Mr. Atsmon served as Corporate Vice President for Business Development. Prior to that, he served as President of various of its military communications divisions. Mr. Atsmon holds a Bachelor’s degree in Electrical Engineering from the Technion–Israel Institute of Technology.

        Rimon Ben-Shaoul has served as one of our directors since September 2001. Since 2001, Mr. Ben-Shaoul has served as Co-Chairman, President, and Chief Executive Officer of Koonras Technologies Ltd., a technology investment company controlled by Poalim Investments Ltd., a large Israeli holding company. Mr. Ben-Shaoul also serves as Chairman of Nipson Digital Printing Systems PLC and as a director of Dor Chemicals Ltd., MIND C.T.I. Ltd., BVR Systems Ltd., Cimatron Ltd. and several private companies. In addition, he is the President and Chief Executive Officer of Polar Communications Ltd., which manages media and communications investments. Between 1997 and 2001, Mr. Ben-Shaoul was the President and Chief Executive Officer of Clal Industries and Investments Ltd., one of the largest holding companies in Israel with substantial holdings in the high tech industry. During that time, Mr. Ben-Shaoul also served as Chairman of the Board of Clal Electronics Industries Ltd., Scitex Corporation Ltd., and various other companies within the Clal group. Mr. Ben-Shaoul also served as a director of ECI Telecom Ltd., Fundtech Ltd., Creo Products, Inc. and Nova Measuring Instruments Ltd. From 1985 to 1997, Mr. Ben-Shaoul was President, Chief Executive Officer and a director of Clal Insurance Company Ltd. Mr. Ben-Shaoul holds a Bachelor’s degree in Economics and Statistics and a Master’s degree in Business Administration, both from Tel Aviv University.

        Yoseph Dauber has served as one of our directors since April 2002. Mr. Dauber has served in various senior positions at Bank Hapoalim since 1973. Until June 2002, he was Deputy Chairman of the Board of Management and joint Managing Director of Bank Hapoalim and was responsible for the commercial division of the bank. Between 1994 and 1996 and until June 2002, Mr. Dauber served as Chairman of Poalim American Express and of the Isracard Group. From 2002 to 2003, he served as Vice Chairman of the Israel Maritime Bank Ltd. He currently serves as a director of Bank Hapoalim. He also serves as a director of Clal Insurance Holding Ltd., Lodzia Rotex Ltd., Pachmas Industries Ltd., Vocaltec Communications Ltd., Orbit/FR Inc. and Afcon Industries Ltd. Mr. Dauber holds a Bachelor’s degree in Economics and Statistics from the Hebrew University in Jerusalem and a Masters degree in Law from Bar Ilan University.

        Dan Falk has served as one of our directors since January 2002. Mr. Falk also serves as a director of Orbotech Ltd., Attunity Ltd., Orad Hi Tech Systems Ltd. (Chairman), Netafim Ltd., Plastopil Ltd., Nova Measuring Instruments Ltd., ClickSoftware Technologies Ltd., Dmatek Ltd., Jacada Ltd., Poalim Ventures 1 Ltd. and Ormat Technology Inc. From 1999 to 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V. From 1985 to 1999, Mr. Falk served in various positions in Orbotech Ltd., the last of which were Chief Financial Officer and Executive Vice President. From 1973 to 1985, he served in several executive positions in Israel Discount Bank. Mr. Falk holds a Bachelor’s degree in Economics and Political Science and a Master’s degree in Business Administration from the Hebrew University in Jerusalem. Mr. Falk qualifies as an outside director under Israeli law.

        John Hughes has served as one of our directors since November 2002. Mr. Hughes is currently Chairman of Intec Telecom Systems plc and Executive Chairman of Parity Group plc. He is also a director of Barco N.V., an equipment manufacturer in Belgium. From June 1st, 2007, he will also commence serving as a director of Spectris plc, a London FTSE listed entity. From December 2000 to July 2004, he held senior executive positions at Thales Group, most recently as Executive Vice President and Chief Executive Officer of all civil activities for the group. From 1997 to 2000, he held various positions with Lucent Technologies, including President of its GSM/UMTS division. From 1991 to 1997, Mr. Hughes served as Director of Convex Global Field Operations within the Hewlett Packard Company. Mr. Hughes holds a Bachelor of Science degree in Electrical and Electronic Engineering from the University of Hertfordshire.

        David Kostman has served as one of our directors since January 2000. Mr. Kostman is currently a Managing Director in the investment banking division of Lehman Brothers Inc. where he is responsible for its Global Internet Investment Banking Group. Prior to rejoining Lehman Brothers in August 2006, Mr. Kostman served as the Chief Executive Officer of Delta Galil USA Inc., a subsidiary of Delta Galil Industries Ltd., a NASDAQ-listed apparel manufacturer from April 2005 until July 2006. From April 2003 to April 2005, he was Chief Operating Officer of Delta Galil USA. From 2000 to 2002 he was the Chief Operating Officer of VerticalNet, Inc., a NASDAQ-listed software company. Prior thereto, Mr. Kostman was a Managing Director in the investment banking division of Lehman Brothers Inc., which he joined in 1994. Mr. Kostman holds a Bachelor’s degree in Law from Tel Aviv University and a Master’s degree in Business Administration from INSEAD, France.

        Dr. Leora (Rubin) Meridor has served as one of our directors since January 2002. Since 2001, Dr. Meridor has been a financial and business consultant. From 2001 to 2005, she served as Chair of Bezeq International and Walla Telecommunication. From 2001 to 2004, Dr. Meridor served as Chair of Poalim Capital Markets. From 1996 to 2000, she served as Senior Vice President, Head of the Credit and Risk Management Division of the First International Bank of Israel. From 1983 to 1996, Dr. Meridor held various positions in the Bank of Israel, the last of which was Head of the Research Department. Dr. Meridor is a director of Teva Pharmaceutical Industries Ltd., Isrotel Ltd., G.J.E. 121 Promoting Investment Ltd., Gilat Satellite Networks Ltd., Alrov Israel Ltd. and the Company for Retrieving Holocaust Survivors’ Assets. She has held various teaching positions with the Hebrew University in Jerusalem and holds a Bachelor’s degree in Mathematics and Physics, a Master’s degree in Mathematics and a Doctoral degree in Economics from the Hebrew University in Jerusalem. She qualifies as an outside director under Israeli law.

        Haim Shani has served as our Chief Executive Officer since January 2001. He also served as our President from January 2001 to April 2005 and as a director from January 2001 to September 2005. From 1998 to 2000, he served as General Manager of the Israeli office of Applied Materials Inc., where he headed the process diagnostic and control business group formed following the acquisition by Applied Materials of Opal Ltd. and Orbot Instruments, Ltd. Prior thereto, Mr. Shani held various management positions at Orbotech Ltd. From 1995 to 1998, he served as Corporate Vice President of Marketing and Business Development, from 1993 to 1995, he served as President of Orbotech’s subsidiary in Asia Pacific, based in Hong Kong, and from 1992 to 1993, he served as President of Orbotech Europe, based in Brussels. From 1982 to 1992, Mr. Shani held various management positions at Scitex Corporation and IBM Israel. Mr. Shani holds a Bachelor’s degree in Industrial and Management engineering from the Technion–Israel Institute of Technology and a Master’s degree in Business Administration from INSEAD, France.

        Dr. Shlomo Shamir has served as our President since March 2005. From April 2001 to April 2005, he served as President and Chief Executive Officer of NICE Systems Inc., our wholly owned subsidiary and corporate headquarters in North America. From 2000 to April 2001, Dr. Shamir served as President and Chief Executive Officer of CreoScitex America, Inc. From 1997 to 2000, he served as President and Chief Executive Officer of Scitex America Corp. and from 1994 to 1997, he served as Scitex Ltd.‘s Corporate Vice President of Operations. Prior to 1994, Dr. Shamir served in the Israel Defense Force (IDF) where he attained the rank of Brigadier General. Dr. Shamir built and led the planning division in the IDF headquarters and served as Israel’s military attaché to Germany. He holds a Bachelor’s degree in physics from the Technion–Israel Institute of Technology and Master’s and Doctoral degrees in Engineering and Economic Systems from Stanford University, California.

        Israel Livnat has served as our Corporate Vice President & President of the Security Group since May 2006. Prior to joining NICE, he served since 2001 as the President and CEO of Elta Systems Ltd. Prior to his last position as the President of Elta Systems, Mr. Livnat was heading a division in the Israeli Aircraft Industries, leading the development of the Arrow weapons system. Before that he was VP Engineering in the same division in the Israeli Aircraft Industries, and director for hardware engineering in Daisy Systems Mountain View California, leading state-of-the-art developments in the hardware and software of large computer-embedded systems. Mr. Livnat holds a B.Sc in Electrical Engineering from the Technion–Israel Institute of Technology, and an Executive MBA from Stanford University California. He was awarded the prestigious Israeli Industry Prize in 2004.

        Ran Oz has served as our Corporate Vice President and Chief Financial Officer since September 2004. As described above, Mr. Oz agreed to continue to perform the function of CFO of NICE until Dafna Gruber assumes the CFO responsibilities. Since February 2007, Mr. Oz also serves as Deputy CEO and Chief Financial Officer of BEZEQ The Israel Telecommunications Corp. Ltd. Mr. Oz also serves as a director of several private companies. From 2001 to 2004, Mr. Oz worked for Ceragon Networks Ltd., an international fixed wireless company, where he was Chief Financial Officer. From 1995 to 2001, he worked for Jacada Ltd., an international software company, where he held a variety of positions in finance and operations, most recently as General Manager of the parent company and Corporate Chief Financial Officer. Mr. Oz is a certified public accountant and holds a Bachelor’s degree in Accounting and Economics and a Master’s degree in Business Administration and economics from the Hebrew University in Jerusalem.

        Dafna Gruber is expected to assume the responsibilities of our Corporate Vice President and Chief Financial Officer during the second quarter of 2007, as described above. From 2001 until the second quarter of 2007, she served as the Chief Financial Officer of Alvarion Ltd., a NASDAQ-listed company that provides innovative wireless network solutions. From 1997 to 2001, Ms. Gruber was the Chief Financial Officer of BreezeCOM Ltd., which was merged with Floware Wireless Systems Ltd. to create Alvarion, prior to which she was the controller of BreezeCOM from 1996 to 1997. From 1993 to 1996 Ms. Gruber was a Controller at Lannet Data Communications Ltd., subsequently acquired by Lucent Technologies Inc.  Ms. Gruber is a certified public accountant and holds a Bachelor’s degree in Accounting and Economics from Tel Aviv University.

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

        Eran Porat has served as our Corporate Vice President, Finance since 2004. From March 2000 to 2004, he served as our Corporate Controller. From 1997 to February 2000, Mr. Porat served as Corporate Controller of Tecnomatix Technologies Ltd. From 1996 to 1997, he served as Corporate Controller of Nechushtan Elevators Ltd. Mr. Porat is a certified public accountant and holds a Bachelor’s degree in economics and accounting from Tel Aviv University.

        Eran Liron has served as our Corporate Vice President, Business Development since February 2006. From 2004 he served as Director of Corporate Development at Mercury Interactive Corporation, a software company, and prior thereto he held several business development positions at Mercury Interactive. Before joining Mercury, Mr. Liron served in several marketing roles at software startups and at Tower Semiconductor. Mr. Liron holds a Bachelor of Science degree from the Technion-Israel Institute of Technology and a doctorate in Business from the Stanford Graduate School of Business in California.

        Zvi Baum has served as our Corporate Vice President and President, Enterprise Interaction Solutions since April 2005. He previously served in the positions of General Manager of the Product Division, Director of Product Management in the EIS Division and Corporate Vice President of Marketing. Before joining us in January 2002, Mr. Baum served as the Managing Director of Call Vision Israel Ltd., a company that specialized in the development of advanced web-based quality monitoring solutions for call centers. Prior thereto, he served as the Vice President of International Sales and Marketing at STS Software Systems, which developed recording solutions and was acquired by us at the end of 1999. From 1987 to 1998, Mr. Baum worked for a number of American and European companies in several areas, including technical management, marketing and channel management. Mr. Baum holds a Bachelor’s degree in Engineering from the Technion–Israel Institute of Technology and a Master’s degree in Computer Science and a Master’s degree in Business Administration, both from the University of California in Los Angeles.

        Debra May has served since July 2003 as President of IEX Corporation, which was acquired by us in July 2006. From the founding of IEX in 1988 until 2003, she served as Vice President of the Contact Center division of IEX. Prior to that, she held technical and management positions at Texas Instruments Inc., Datapoint Inc. and Teknekron Infoswitch Corporation. Ms. May holds Bachelor’s and Master’s degrees in Computer Science from Southern Illinois University.

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

        Koby Huberman served as one of our Corporate Vice Presidents from January 2000 to December 2006, most recently as Corporate Vice President, Business Development and Strategic Planning. Since January 1, 2007 and until the end of 2007, Mr. Huberman is serving as a strategic adviser to NICE. Mr. Huberman has also recently founded and is the CEO of Strategic Landscapes Ltd., an Israeli-based executive strategic consulting company. From 1998 to January 2000, Mr. Huberman served as Vice President of Marketing for the Enterprise Internetworking Systems Group of Lucent Technologies Ltd. and, from 1995 to 1998, he was Vice President of Global Marketing and Business Development for Lannet Data Communications Ltd., which was acquired by Lucent in 1998. Prior thereto, Mr. Huberman was the Managing Director of ServiceSoft Europe, a pan-European vendor of artificial intelligence and knowledge-based software for call center and customer service applications. Mr. Huberman serves voluntarily as chairman and board member of several non-profit organizations in the field of education and civil society community development. Mr. Huberman holds an Executive Master in Philosophy from Tel-Aviv University and a Bachelor’s degree in Economics and Business Administration from the Leon Recanati Graduate School of Business Administration of Tel Aviv University.

        There are no family relationships between any of the directors or executive officers named above.

Compensation

        The aggregate compensation paid to or accrued on behalf of all our directors and executive officers as a group 21 persons during 2006 consisted of approximately $ 4.7 million in salary, fees, bonus, commissions and directors’ fees and approximately $0.1 million in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts we expended for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

        At our 2006 annual general meeting of shareholders, our shareholders approved the annual grant of options to purchase 5,000 ordinary shares to each of our non-executive directors (excluding statutory Outside Directors) and the annual grant of options to purchase 15,000 ordinary shares to our Chairman of the Board, to be granted on the date of each annual general meeting from 2006 through 2010. The exercise price per share of the options will be equal to the closing price per share of ordinary shares on the NASDAQ Stock Market on the trading day immediately preceding the applicable date of grant. These options will fully vest following the lapse of twelve (12) months from the applicable date of grant and will expire on the sixth anniversary of the applicable date of grant. They will be subject to the terms of our 2003 Stock Option Plan.

        During 2006, our officers and directors received, in the aggregate, options to purchase up to 580,000 ordinary shares under our 2003 Stock Option Plan. These options have an average exercise price of $25.89 and will expire six years after the date the options were granted.

        Compensation and reimbursement for Outside Directors (as described below) is statutorily determined pursuant to the Israeli Companies Law, 5759–1999, or the Companies Law.  The statutory rates for Outside Directors are approximately NIS 47,100 per annum and approximately NIS 1,800 per meeting. We pay each of our directors who is not an Outside Director an annual fee of $15,000 and a meeting attendance fee of $600, including for meetings of committees of the board of directors. We pay each member of our audit committee, excluding Outside Directors, an additional annual fee of $2,500.  In addition, commencing January 1, 2007, our Chairman of the Board receives a special annual fee in the amount of $25,000.

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

        To qualify as an outside director, an individual or his or her relative, partner, employer or any entity under his or her control, may not have as of the date of appointment as an outside director, and may not have had during the previous two years, any affiliation with the company, with any entity controlling the company on the date of the appointment or with any entity whose controlling shareholder, on the date of the appointment or during the previous two years, is the company or an entity controlling the company. In general, the term “affiliation” includes:

—	an employment relationship;
—	a business or professional relationship maintained on a regular basis;
—	control; and
—	service as an office holder.

        No person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director.

        Outside directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

—	the majority of shares voted at the meeting shall include at least one-third of the shares of non-controlling shareholders present at the meeting and voting on the matter (without taking into account the votes of the abstaining shareholders); or
—	the total number of shares of non-controlling shareholders voted against the election of the outside directors does not exceed one percent of the aggregate voting rights in the company.

        The term of an outside director is three years and may be extended for an additional term of three years. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the outside director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the company. Each committee of a company’s board of directors which is empowered to exercise any of the board’s powers is required to include at least one outside director.

        Our outside directors were elected for a second term at our Annual General Meeting held on October 19, 2004. An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, from the company.

Financial and Accounting Expertise

        Pursuant to new provisions of the Companies Law effective from April 2006, our board of directors has determined that at least one member of our board of directors must be an “accounting and financial expert.” The Companies Law requires that all outside directors must be “professionally qualified.” Under the NASDAQ rules, each member of our audit committee must be financially literate and at least one of the members must have experience or background that results in such member’s financial sophistication. Our board of directors has determined that Dan Falk is an “accounting and financial expert” for purposes of the Companies Law and is financially sophisticated for purposes of the NASDAQ rules. See also Item 16A, “Audit Committee Financial Expert” in this annual report.

Independent Directors

        Under the rules of the NASDAQ Global Select Market, a majority of our directors are required to be “independent” as defined in NASDAQ’s rules. All of our directors satisfy the respective independence requirements of NASDAQ.

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

Internal Audit Committee

        The Companies Law requires public companies to appoint an internal audit committee. The role of the internal audit committee under the Companies Law is to examine flaws in the management of the company’s business in consultation with the internal auditors and the independent accountants, and to propose remedial measures to the board. The internal audit committee also reviews interested party transactions for approval as required by law. Under the Companies Law, an internal audit committee must consist of at least three directors, including all of the outside directors. The chairman of the board of directors, any director employed by or otherwise providing services to the company on a regular basis, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the internal audit committee. All of the current members of our internal audit committee (presently comprised of Leora Meridor (Chairperson), Joseph Atsmon, Dan Falk and Joseph Dauber) meet these qualifications.

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

Compensation Committee

        As required by NASDAQ rules, our compensation committee approves the compensation of our executive officers. The compensation of our chief executive officer also requires the approval of our board of directors under the Companies Law. The compensation committee is also authorized to approve the grant of stock options and other securities to eligible grantees under our benefit plans pursuant to guidelines adopted by our board of directors. However, grants of stock options and other securities to our executive officers also require approval of our board of directors. The current members of this committee, each of whom satisfies the respective independence requirements of NASDAQ, are Messrs. Falk, who is the chairman, Ben Shaoul, Dauber, Gutler and Hughes.

Nominations Committee

        As required by NASDAQ rules, our nominations committee recommends candidates for election to our board of directors pursuant to a written charter. The current members of this committee, all of whom are independent directors, are Ron Gutler and Dan Falk.

Employees

        At December 31, 2006, we had approximately 1,779 employees worldwide, which represented an increase of 25.6% from year-end 2005.

        The following table sets forth the number of our full-time employees at the end of each of the last three fiscal years as well as the main category of activity and geographic location of such employees:

	At December 31,
Category of Activity	2004	2005	2006

Operations	86	105	104
Customer Support	316	466	620
Sales & Marketing	261	327	389
Research & Development	273	361	427
General & Administrative	131	157	239

Total	1,067	1,416	1,779

Geographic Location
Israel	518	625	692
North America	339	526	722
Europe	179	195	269
Asia Pacific	31	70	96

Total	1,067	1,416	1,779

        We also utilize temporary employees in various activities. On average, we employed approximately 16 temporary employees and obtained services from 78 contractor employees (not included in the numbers set forth above) during 2006.

        Our future success will depend in part upon our ability to attract and retain highly skilled and qualified personnel. Although competition for such personnel in Israel is generally intense, we believe that adequate personnel resources are currently available in Israel to meet our requirements.

        We are not a party to any collective bargaining agreement with our employees or with any labor organization. However, we are subject to certain labor related statutes, and to certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists’ Association of Israel) that are applicable to our Israeli employees by order of the Israeli Ministry of Labor and Welfare. These statutes and provisions principally concern the length of the work day and the work week, minimum wages for workers, insurance for work-related accidents, determination of severance pay and other conditions of employment. Furthermore, pursuant to such provisions, the wages of most of our employees are automatically adjusted based on changes in the Israeli consumer price index, or CPI. The amount and frequency of these adjustments are modified from time to time.

        Israeli law generally requires the payment by employers of severance pay upon the death of an employee, his retirement or upon termination of employment by the employer without due cause. We currently fund our ongoing severance obligations by making monthly payments to approved severance funds or insurance policies. Please see Note 2(r) to our consolidated financial statements. In addition, according to the National Insurance Law, Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, an organization similar to the U.S. Social Security Administration. These contributions entitle the employees to benefits in periods of unemployment, work injury, maternity leave, disability, reserve military service and bankruptcy or winding-up of the employer. Since January 1, 1995, such amount also includes payments for national health insurance. The payments to the National Insurance Institute are equal to approximately 16.25% of an employee’s wages (up to a certain cap as determined from time to time by law), of which the employee contributes approximately 66% and the employer contributes approximately 34%.

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

Share Ownership

        As of April 30, 2007, our directors and executive officers beneficially owned an aggregate of 406,710 ordinary shares, or approximately 0.8% of our outstanding ordinary shares, which amount includes options to purchase 405,930 ordinary shares that were vested on such date or that were scheduled to vest within the following 60 days. The options have an average exercise price of $17.56 per share and expire between 2008 and 2013. No individual director or executive officer beneficially owns 1% or more of our outstanding ordinary shares.

        The following is a description of each of our option plans, including the amount of options currently outstanding and the weighted average exercise price.

1995 Stock Option Plan

        In 1995, we adopted the NICE-Systems Ltd. 1995 Stock Option Plan, or 1995 Plan, to attract, motivate and retain talented employees by rewarding performance and encouraging behavior that will improve our profitability. Under the 1995 Plan, our employees and officers may be granted options to acquire our ordinary shares. The options to acquire ordinary shares are granted at an exercise price of not less than the fair market value of the ordinary shares on the date of the grant, subject to certain exceptions which may be determined by our board of directors. We have registered, through the filing of registration statements on Form S-8 with SEC under the Securities Act of 1933, 12,000,000 ADSs for issuance under the 1995 Plan.

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

        On December 19, 2003, the board of directors resolved to elect the “Capital Gains Route” (as defined in Section 102(b)(2) of the Tax Ordinance) for the grant of options to Israeli grantees. Generally, subject to the fulfillment of the provisions of Section 102 of the Tax Ordinance, under the Capital Gains Route gains realized from the sale of shares issued upon exercise of options will generally be taxed at a rate of only 25% and not at the marginal income tax rate applicable to the grantee (up to 48%). In general, all options granted to Israeli grantees, shares issued upon exercise of such options and any bonus shares issued with respect to such shares will be held in trust for the benefit of the grantee for at least a period equal to the shorter of 30 months from the date of grant or two years from the end of the tax year in which the options are granted. Following an amendment to the Tax Ordinance which came into effect on January 1, 2006, the aforementioned trust period for options granted on or after January 1, 2006 is 24 months from the date of grant. The options may not be released from the trust prior to the payment of the grantee’s tax liabilities. In the event the requirements of Section 102 for the allocation of options according to the Capital Gains Route are not met, the applicable marginal income tax rates will apply.

        The 1995 Plan is generally administered by our compensation committee, which determines the grantees under the 1995 Plan and the number of options to be granted. As of April 30, 2007, options to purchase 243,103 ordinary shares were outstanding under the 1995 Plan at a weighted average exercise price of $6.31.

1997 Executive Share Option Plan

        In 1996, we adopted the NICE-Systems Ltd. 1997 Executive Share Option Plan, or 1997 Plan, to provide an incentive to our officers and to our directors who are also officers by enabling them to share in the future growth of our business. We have registered, through the filing of registration statements on Form S-8 with SEC under the Securities Act, 4,000,000 ADSs for issuance under the 1997 Plan.

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

        The 1997 Plan is generally administered by our compensation committee, which determines the grantees under the 1997 Plan and the number of options to be granted. As of April 30, 2007, there were no outstanding options to purchase ordinary shares under the 1997 Plan. All of the outstanding options under this plan have expired.

2001 Stock Option Plan

        In 2001, we adopted the NICE-Systems Ltd. 2001 Stock Option Plan, or 2001 Plan, for the purpose of providing an incentive to certain employees, directors, officers and consultants in order to further the advancement our business. The options to acquire our ordinary shares are granted at an exercise price equal to the closing price of our ADSs as quoted on the NASDAQ Global Select Market on the most recent date prior to the date of the resolution of our board of directors to grant the option for which the price was quoted. We have registered, through the filing of a registration statement on Form S-8 with SEC under the Securities Act, 8,400,000 ADSs for issuance under the 2001 Plan.

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

        The 2001 Plan is generally administered by our compensation committee, which determines the grantees under the 2001 Plan and the number of options to be granted. As of April 30, 2007, options to purchase 66,520 ordinary shares were fully vested and exercisable under the 2001 Plan at a weighted average exercise price of $6.05.

2003 Stock Option Plan

        In December 2003, we adopted the NICE-Systems Ltd. 2003 Employee Stock Option Plan, or 2003 Plan, to attract, motivate and retain talented employees by rewarding performance and encouraging behavior that will improve our profitability. Under the 2003 Plan, our employees, officers and directors may be granted options to acquire our ordinary shares. The options to acquire ordinary shares are granted at an exercise price of not less than the fair market value of the ordinary shares on the date of the grant, subject to certain exceptions which may be determined by our board of directors. We have registered, through the filing of registration statements on Form S-8 with SEC under the Securities Act of 1933, 7,062,112 ADSs for issuance under the 2003 Plan.

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

        The 2003 Plan provides that the number of ordinary shares reserved for issuance thereunder shall increase each year commencing in 2004 by the lesser of (x) 600,000 ordinary shares or (y) two percent (2%) of the total number of outstanding ordinary shares as of December 31st of the immediately preceding calendar year. On September 28, 2005, our shareholders approved the transfer of ordinary shares reserved for issuance under our ESPP (as defined below) to the 2003 Plan. According to such shareholders’ resolution, 400,000 ordinary shares remain reserved under the ESPP, and the balance of 1,062,112 ordinary shares were transferred to the 2003 Plan. The ESPP provides for an annual addition of 500,000 ordinary shares to the pool of ordinary shares. Those additional shares will be transferred to the 2003 Plan each year until calendar year 2009. In addition, on December 21, 2006, our shareholders approved an increase in the number of ordinary shares reserved for issuance under the 2003 Plan by 1,300,000 shares.

        The 2003 Plan is generally administered by our compensation committee, which determines the grantees under the 2003 Plan and the number of options to be granted. As of April 30, 2007, options to purchase 6,450,306 ordinary shares were outstanding under the 2003 Plan at a weighted average exercise price of $23.43.

1999 Amended and Restated Employee Stock Purchase Plan

        In 1999, we adopted the NICE-Systems Ltd. 1999 Employee Stock Purchase Plan, or ESPP, in order to provide an incentive to our employees and the employees of our subsidiaries by providing them with an opportunity to purchase our ordinary shares through accumulated payroll deductions, and thereby enable such persons to share in the future growth of our business. We amended the ESPP in December 2003 and in December 2005. We have registered, through the filing of a registration statement on Form S-8 with SEC under the Securities Act, 1,437,888 ADSs for issuance under the ESPP. Following the resolution of our shareholders of September 28, 2005, to transfer 1,062,112 ordinary shares from the ESPP to the 2003 Plan, 437,888 ADSs remain registered for issuance under the ESPP.

        Under the terms of the ESPP, eligible employees (generally, all our employees and the employees of our eligible subsidiaries who are not directors or controlling shareholders) may, on January 1 and July 1 of each year in which the ESPP is in effect, elect to become participants in the ESPP for that six-month period by filing an agreement with us arranging for payroll deductions of between 2% and 10% of such employee’s compensation for the relevant period. An employee’s election to purchase ordinary shares under the ESPP is subject to his or her right to withdraw from the ESPP prior to exercise, six months after the offering date. The option update price under the ESPP is 95% of the closing sales price of one ADR as quoted on NASDAQ on the semi-annual purchase date.

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

	As of May 9, 2007			As of May 16, 2006			As of June 29, 2005(1)
Name and Address	Number		Percent(2)	Number		Percent(3)	Number	Percent

FMR Corp.
82 Devonshire Street
Boston, MA 02109 and
Fidelity International Limited
P.O. Box H.M. 670
Hamilton, Bermuda	7,480,565	(4)	14.4%	6,147,416	(5)	12.5%	-	-

Massachusetts
Financial Services Company
and affiliates
500 Boylston St.
Boston, MA 02116	4,496,259	(6)	8.7%	4,286,114	(7)	8.7%	-	-

(1)	The shareholders listed in this table did not publicly report holdings of 5% or more at the time of filing of our 2004 20-F on June 29, 2005.

(2)	Based upon 51,903,839 ordinary shares issued and outstanding on May 9, 2007.

(3)	Based upon 49,296,202 ordinary shares issued and outstanding on May 16, 2006.

(4)	Based upon a Form 13F for the period ended March 31, 2007, filed by FMR Corp. with the SEC on May 15, 2007, and a Form 13F for the period ended March 31, 2007, filed by Fidelity International Limited with the SEC on May 15, 2007.

(5)	Based upon information provided to us by FMR Corp. and Fidelity International Limited as of May 10, 2006.

(6)	Based upon a Form 13F for the period ended March 31, 2007, filed by Massachusetts Financial Services Company with the SEC on May 9, 2007.

(7)	Based upon information provided to us by MFS Investment Management as of February 20, 2006.

        As of May 23, 2007, we had approximately 80 ADS holders of record in the United States, holding approximately 76% of our outstanding ordinary shares, as reported by The Bank of New York, the depositary for our ADSs.

        As of March 31, 2007, Columbia Wanger Asset Management, L.P. held 2,252,981, or 4.3%, of our ordinary shares. This information is based upon a Form 13F, filed by Columbia Wanger with the SEC on May 14, 2007. As of January 10, 2007, Columbia Wanger held 2,742,400, or 5.3%, of our ordinary shares, according to a Schedule 13G, filed by Columbia Wanger with the SEC on that date.

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

Consolidated Statements and Other Financial Information

        See Item 18, "Financial Statements."

Legal Proceedings

        We are not involved in any legal proceedings that we believe, individually or in the aggregate, will have a material adverse effect on our business, financial condition or results of operation, except as noted below.

CipherActive Lawsuit

        On October 19, 2004, CipherActive filed an action against us in the District Court of Tel Aviv. In this lawsuit, CipherActive claims that under a development agreement with us, it is entitled to receive license fees in respect of certain software that it allegedly developed for us and which has been embedded in one of our products. CipherActive claims that it is entitled to license fees in an amount of $600,000, in addition to the amount of $100,000 already paid to CipherActive by us in respect of such license fees. In our statement of defense we claim that the software developed by CipherActive under the agreement has not been successful in the market, is no longer embedded in our product and, therefore, CipherActive is not entitled to any additional license fees. On February 1, 2007 a preliminary hearing took place, during which we suggested that the parties submit the dispute to mediation. Although the court approved the mediation, the parties failed to find an appropriate mediator. In a pretrial hearing that took place on May 27, 2007, the court accepted CipherActive’s request to allow additional time for negotiations between the parties. An additional pretrial hearing has been set for July 8, 2007.

Witness Patent Infringement Lawsuits

        On July 20, 2004, STS Software System Ltd., or STS, a wholly owned subsidiary of ours, brought a lawsuit against Witness Systems, Inc. asserting that Witness Systems is infringing three U.S. patents of STS relating to voice over internet protocol, or VoIP. STS claims that Witness Systems infringes the VoIP patents by marketing and selling products that incorporate methods of detecting, monitoring and recording information – all fully protected by the patents. STS is seeking a permanent injunction to prevent Witness Systems from making, using, offering to sell or selling any product in the United States that infringes these patents. In response, Witness Systems is asserting that the patents are invalid and not infringed. With our consent, STS moved the court on January 3, 2007 to join NICE-Systems Ltd. as a plaintiff in the litigation. The case, which is pending in the U.S. District Court for the Northern District of Georgia, is in discovery.

        On August 30, 2004, Witness Systems filed a lawsuit in the United States District Court for the Northern District of Georgia against Nice Systems Inc., a wholly owned subsidiary of ours. Witness Systems is alleging infringement of two U.S. patents entitled “Method and Apparatus for Simultaneously Monitoring Computer User Screen and Telephone Activity from a Remote Location” and is seeking unspecified damages and injunctive relief. On February 24, 2005, Witness Systems filed a similar action in the Northern District of Georgia against NICE-Systems Ltd., alleging infringement of the same two patents. The two actions were consolidated in April 2005. We have denied infringing these patents and are vigorously defending against Witness Systems’ claims. In addition, we have asserted our right to be indemnified for losses arising out of the claims of infringement in this litigation pursuant to an agreement between NICE-Systems Ltd. and Netopia, Inc., our vendor. The case is currently in discovery and no trial date has been set.

        On January 19, 2006, Witness Systems filed a new patent infringement action in the United States District Court for the Northern District of Georgia against NICE-Systems Ltd. and Nice Systems Inc., alleging infringement of a U.S. patent relating to technology to extract particular information from recorded telephone conversations. This technology is used as an option with a NICE product called NicePerform. Witness Systems is requesting unspecified damages and a permanent injunction to prevent any sale of allegedly infringing products. We have denied all material allegations and are asserting a number of defenses. We believe that the claims are without merit and intend to vigorously defend against them. The case is currently in discovery.

        On May 10, 2006, NICE-Systems, Ltd. and its wholly owned subsidiary, NICE Systems, Inc. filed a new lawsuit against Witness Systems, Inc. in the United States District Court for District of Delaware claiming that Witness Systems is infringing ten U.S. patents. These patents cover various aspects of recording customer interaction communications and traditional logging including event triggered call and screen recording, “cradle-to-grave” recording of customer calls, traditional TDM loggers, off-site storage of calls, and multi-stage telephone data logging. In this lawsuit, we claim that Witness Systems infringes our patents by marketing and selling products that use methods, products and systems which we believe are protected by our patents. The Witness products we have accused of infringing our patents include Impact 360®, ContactStore®, eQuality ContactStore®, ContactStore for Communication Manager®, eQuality ContactStore for Communication Manager® and Eyretel’s MediaStore®. We are seeking a permanent injunction to prevent Witness Systems from making, using, or offering to sell or selling any product in the United States which infringes these patents.  In addition, we are seeking damages for Witness Systems’ past willful infringement of these patents. The case is in discovery and a trial is scheduled to begin on January 15, 2008.

        On December 28, 2006, NICE-Systems Ltd. and Nice Systems, Inc. filed an action against Witness Systems, Inc., seeking a declaration from the court that a certain patent, which is closely related to the patent aforementioned with respect to the lawsuit filed by Witness Systems on January 19, 2006, is invalid and not infringed. The case is in its very early stages and discovery has not yet begun.

Origin Dispute

        NICE is currently in dispute with Origin Data Realisation Limited relating to the terms of a license of software and other matters.   The dispute was submitted to mediation and a settlement dialogue is ongoing. To date, no formal legal proceedings have been instituted by either side.

Dictaphone Corp. v. Mercom Systems, Inc.

        On July 28, 2004, Dictaphone Corp. filed an action against Mercom Systems, Inc. in the United States District Court for the Southern District of New York asserting that Mercom Systems is infringing two U.S. patents, which we subsequently acquired from Dictaphone. Pursuant to the terms of our agreement with Dictaphone, we succeeded to the right to enforce these patents and to control this litigation. In response, Mercom Systems is asserting that the patents are invalid and not infringed, including alleging that our previous defense of an action by Dictaphone against us in which we challenged the validity of one of the patents at issue in this action, estopped us from making the claim of infringement. Mercom Systems and NICE reached a settlement whereby Mercom Systems paid NICE a total of $700,000.

Dictaphone Corp. v. VoicePrint.

        On July 27, 2004, Dictaphone Corp. filed an action against VoicePrint in the United States District Court for the Central District of California asserting the infringement by VoicePrint of the same patents as those asserted in the Mercom Systems lawsuit, which we subsequently acquired from Dictaphone. This lawsuit has been settled in principle. The documentation for this settlement continues to be negotiated and is expected to be completed and signed shortly.

Calyon Dispute

        In December 2006, Calyon Corporate and Investment Bank filed a suit against us in the District Court of Tel Aviv, demanding repayment of $648,144 plus accrued interest, for a total amount of $740,395.  We had deducted this amount in January 2004 from a payment transferred from an account of Thales maintained with Calyon to our account, at the instruction of Thales, in connection with our acquisition of TCS from Thales. We had notified TCS in 2004 that we had setoff such amount with respect to an overdue payment by TCS to us. We believe that we had the legal right to make the deduction at the time and therefore intend to vigorously defend against such claim. This lawsuit is still in its initial stages.

Formatest Dispute

        On March 9, 2007, Formatest AG filed a claim against NICE Switzerland AG, a wholly owned subsidiary of ours, in the Cantonal Court of Zug, Switzerland.  The claim is in the amount of EUR 1,187,793 (plus interest at 5% per annum) and is made in connection with an agreement dated December 10, 2004 between FAST Video Security AG (now NICE Switzerland AG) and Formatest AG. We expect to be entitled to recover a substantial part of any liability owed by NICE Switzerland AG to Formatest AG under the terms of an indemnification provision contained in the sale and purchase agreement relating to the acquisition of the shares in FAST Video Security AG, although the parties to the sale and purchase agreement who are obliged to pay such indemnification contest any such liability. NICE and Formatest AG have started to discuss a potential settlement of the dispute.

Dividends

        Since our initial public offering on NASDAQ in 1996, we have not declared or paid dividends on our ordinary shares. We intend to retain our earnings for future growth and therefore do not anticipate paying any cash dividends in the foreseeable future.

Significant Changes

        On January 3, 2007, we announced that Dafna Gruber will be joining NICE as Corporate Vice President and Chief Financial Officer. Ran Oz, our departing Corporate Vice President and Chief Financial Officer, has agreed to remain with us to ensure a smooth transition of his responsibilities to Ms. Gruber and is performing the function of CFO at the time of the filing of this annual report. Ms. Gruber is expected to assume the CFO responsibilities during the second quarter of 2007.

Item 9.	The Offer and Listing.

Trading in the ADSs

        Our American Depositary Shares, or ADSs, have been quoted on the NASDAQ Stock Market under the symbol “NICEV” from our initial public offering in January 1996 until April 7, 1999, and thereafter under the symbol “NICE.” Prior to that time, there was no public market for our ordinary shares in the United States. Each ADS represents one ordinary share. The following table sets forth, for the periods indicated, the high and low reported market (sale) prices for our ADSs, as adjusted for our two-for-one stock split in May 2006.

	ADSs
	High	Low

Annual

2002	$8.52	$3.32
2003	12.93	3.97
2004	15.88	8.70
2005	25.05	14.65
2006	33.41	21.55

Quarterly 2005

First Quarter	$17.73	$14.65
Second Quarter	19.98	14.92
Third Quarter	24.17	19.50
Fourth Quarter	25.05	20.21

Quarterly 2006

First Quarter	$27.57	$22.97
Second Quarter	28.90	21.55
Third Quarter	28.50	23.50
Fourth Quarter	33.41	27.30

Quarterly 2007

First Quarter	$37.00	$29.81

Monthly

November 2006	$33.41	$28.85
December 2006	33.09	30.31
January 2007	33.76	29.81
February 2007	37.00	31.46
March 2007	35.71	32.53
April 2007	38.46	33.60
May 2007	40.10	35.25
June 2007 (through June 12)	38.42	35.62

        On June 12, 2007, the last reported price of our ADSs was $35.7 per ADS.

The Bank of New York is the depositary for our ADSs. Its address is 101 Barclay Street, New York, New York 10286.

Trading in the Ordinary Shares

        Our ordinary shares have been listed on the Tel-Aviv Stock Exchange, or TASE, since 1991. Our ordinary shares are not listed on any other stock exchange and have not been publicly traded outside Israel (other than through ADSs as noted above). The table below sets forth the high and low reported market (sale) prices of our ordinary shares (in NIS and dollars) on the TASE, as adjusted for our two-for-one stock split in May 2006. The translation into dollars is based on the daily representative rate of exchange published by the Bank of Israel.

	Ordinary Shares
	High		Low
	NIS	$	NIS	$

Annual

2002	38.50	8.61	15.85	3.28
2003	56.90	12.94	18.70	3.91
2004	71.85	16.23	39.21	8.64
2005	116.00	25.22	64.25	14.59
2006	142.50	33.16	102.00	22.48

	Ordinary Shares
	High		Low
	NIS	$	NIS	$

Quarterly 2005

First Quarter	76.70	17.69	64.25	14.59
Second Quarter	89.05	19.84	65.80	15.05
Third Quarter	107.40	23.99	89.25	19.45
Fourth Quarter	116.00	25.22	94.50	20.43

Quarterly 2006

First Quarter	128.25	27.33	104.05	22.48
Second Quarter	129.00	29.02	102.00	22.70
Third Quarter	125.20	28.33	103.20	23.52
Fourth Quarter	142.50	33.16	117.00	27.25

Quarterly 2007

First Quarter	151.60	36.24	126.90	29.94

Monthly

November 2006	142.50	33.04	124.30	29.02
December 2006	140.10	33.16	127.70	30.22
January 2007	142.10	33.63	126.90	29.94
February 2007	151.60	36.24	132.10	31.05
March 2007	150.00	35.89	136.50	32.43
April 2007	155.30	38.69	141.60	34.08
May 2007	162.00	40.76	142.00	35.66
June 2007 (through June 12)	155.30	38.08	149.50	35.62

        As of June 12, 2007, the last reported price of our ordinary shares on the TASE was NIS 150.60 (or $35.97) per share.

Item 10.	Additional Information.

Memorandum and Articles of Association

Organization and Register

        We are a company limited by shares organized in the State of Israel under the Israeli Companies Law. We are registered with the Registrar of Companies of the State of Israel and have been assigned company number 52-0036872.

        In our annual general meeting of shareholders held on December 21, 2006, we increased our authorized share capital to 125 million ordinary shares and amended our memorandum and articles of association accordingly.

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

        In addition, under the Companies Law, a private placement of securities requires approval by the board of directors and the shareholders of the company if it will cause a person to become a controlling shareholder or if:

         —     the securities issued amount to twenty percent or more of the company’s outstanding voting rights before the issuance;

        —     some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

        —     the transaction will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital or voting rights or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company’s outstanding share capital or voting rights.

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

Duties of Shareholders

        Under the Companies Law, a shareholder has a duty to act in good faith towards the Company and other shareholders and to refrain from abusing his or her power in the company including, among other things, voting in a general meeting of shareholders on the following matters:

—	any amendment to the articles of association;
—	an increase of the company's authorized share capital;
—	a merger; or
—	approval of interested party transactions which require shareholder approval.

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

Office Holder Insurance

        Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

—	a breach of his duty of care to us or to another person,
—	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable grounds to assume that his act would not prejudice our interests, or
—	a financial liability imposed upon him in favor of another person concerning an act performed by him in his capacity as an office holder.

Indemnification of Office Holders

        Our articles of association provide that we may indemnify an office holder against:

—	a financial liability imposed on or incurred by an office holder in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court concerning an act performed in his capacity as an office holder. Such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that the undertaking is limited to types of events which our board of directors deems to be foreseeable in light of our actual operations at the time of the undertaking and limited to an amount or criterion determined by our board of directors to be reasonable under the circumstances, and further provided that such events and amounts or criterion are set forth in the undertaking to indemnify, and provided that the total amount of indemnification for all persons we have agreed to indemnify in such circumstances does not exceed, in the aggregate twenty-five percent (25%) of our shareholders’ equity at the time of the actual indemnification;

—	reasonable litigation expenses, including attorney’s fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

—	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him by a court, in proceedings instituted against him by or on our behalf or by another person, or in a criminal charge from which he was acquitted, or a criminal charge in which he was convicted for a criminal offense that does not require proof of intent, in each case relating to an act performed in his capacity as an office holder.

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

Limitations on Exemption, Insurance and Indemnification

        The Companies Law provides that a company may not exempt or indemnify an office holder, or enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

—	a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

—	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly;

—	any act or omission done with the intent to derive an illegal personal benefit; or

—	any fine levied against the office holder.

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

Material Contracts

IEX Corporation Acquisition

        In July 2006, pursuant to a share purchase agreement, we acquired all the outstanding shares of IEX Corporation, a worldwide provider of contact center workforce management, strategic planning and performance management solutions for the contact center market, for approximately $205 million in cash.

FAST Video Security AG Acquisition

        On January 4, 2006, pursuant to a share purchase agreement, we acquired all the outstanding shares of FAST Video Security AG, a Switzerland-based developer of innovative video systems for security and surveillance purposes, for approximately $22 million in cash, plus earn-outs based on performance milestones of approximately $6.2 million for 2006 and a potential maximum of $5 million for 2008.

Dictaphone Acquisition

        On June 1, 2005, we consummated an agreement to acquire the assets and assume certain liabilities of Dictaphone’s Communications Recording Systems (CRS) business for approximately $38 million net after settlement. Dictaphone’s CRS business is a leading provider of liability and quality management systems for first responders, critical facilities, contact centers and financial trading floors.

        Among the assets we acquired in the transaction are all of Dictaphone’s rights to receive any damage award or other economic benefit with respect to a violation of any of the rights related to the intellectual property of Dictaphone’s CRS business arising prior to the closing of the transaction.

        The parties have signed an amendment to the aforementioned asset purchase agreement with Dictaphone, according to which a final adjustment has been made to the audited closing balance sheet, which reduced the purchase price under the asset purchase agreement by $2 million. In addition, the parties agreed, that we are entitled to all previously undistributed interest and other investment income earned with respect to certain funds held in escrow.

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

Israeli Tax Considerations

        The following is a summary of the principal tax laws applicable to companies in Israel, with special reference to their effect on us. The following also contains a discussion of the material Israeli tax consequences to purchasers of our ordinary shares or ADSs. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

General Corporate Tax Structure

        Generally, Israeli companies are subject to Corporate Tax on taxable income at the rate of 31% for the 2006 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, the effective tax rate payable by a company that derives income from an Approved or Privileged Enterprise may be considerably less.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

        We derive and expect to continue to derive significant tax benefits in Israel relating to our “Approved Enterprise” programs, pursuant to the Law for Encouragement of Capital Investments, 1959, or the Investments Law. To be eligible for these tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets. In the event of a failure to comply with these conditions, the benefits may be canceled and we may be required to refund the amount of the benefits, in whole or in part, including interest and certain inflation adjustments. As of December 31, 2006, we believe that we are in compliance with all the conditions required by the law.

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

        Other than by way of our complete liquidation, if we distribute dividends from the income of these four “Approved Enterprises” which was exempted from taxes pursuant to our “Approved Enterprise” benefits, we will be taxed as if the exempt income was subject to the regular reduced corporate tax rate arising under our “Approved Enterprise” programs. We intend to reinvest the total amount of our tax-exempt income and not to distribute this income to shareholders.

        Income from sources other than the “Approved Enterprise” during the period of benefits will be taxable at regular corporate tax rates.

        On April 1, 2005, an amendment to the Investments Law came into force. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in such law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment incorporates certain changes to both the criteria and procedure for obtaining “Approved Enterprise” status for an investment program, and changes to the tax benefits afforded in certain circumstances to “Approved Enterprises” under such law (which is referred to as a Privileged Enterprise following such amendment). The amendment will apply to Approved Enterprise programs in which the year of commencement of benefits under the law is 2004 or later, unless such programs received approval from the applicable government authority prior to December 31, 2004 in which case the provisions of the amendment will not apply.

        The Company elected for 2006 to be the commencement year for its first Privileged Enterprise program under the amended law. This plan brings the total number of “Approved and Privileged Enterprises” to five.

        As a result of the amendment, tax-exempt income generated under the provisions of the amended law, will subject the Company to taxes upon dividend distribution or complete liquidation.

        The Company does not intend to distribute any amounts of its undistributed tax exempt income as dividends as it intends to reinvest its tax-exempt income within the Company. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s Approved or Privileged Enterprise programs as the undistributed tax exempt income is essentially permanent in duration.

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

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

        Under the Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”), Industrial Companies (as defined below) are entitled to the following tax benefits, among others:

—	deductions over an eight-year period for purchases of know-how and patents;

—	deductions over a three-year period of expenses involved with the issuance and listing of shares on a stock market;

—	the right to elect, under specified conditions, to file a consolidated tax return with other related Israeli Industrial Companies; and

—	accelerated depreciation rates on equipment and buildings.

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

Capital Gains Tax on Sales of Our Ordinary Shares

        Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain, which is equivalent to the increase of the relevant asset’s purchase price, which is attributable to the increase in the Israeli consumer price index, or a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

        The following discussion refers to the sale of our ordinary shares. However, the same tax treatment would apply to the sale of our ADSs.

        Taxation of Israeli Residents

        As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company) the tax rate will be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) as of August 10, 2005, in which case the applicable tax rate is 25%. However, different tax rates may apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering.

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

        In addition, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) and who holds ordinary shares as a capital asset is also exempt from Israeli capital gains tax under the U.S.-Israel Tax Treaty unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale or (ii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel. If the above conditions are not met, the U.S. resident would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, the gain would be treated as foreign source income for United States foreign tax credit purposes and such U.S. resident would be permitted to claim a credit for such taxes against the United States income tax imposed on such sale, exchange or disposition, subject to the limitations under the United States federal income tax laws applicable to foreign tax credits.

        Taxation of Dividends Paid on our Ordinary Shares

        The following discussion refers to dividends paid on our ordinary shares. However, the same tax treatment would apply to dividends paid on our ADSs.

        Taxation of Israeli Residents

        Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends) or stock dividends, which is withheld at the source at the rate of 20%, or 25% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution. Dividends paid from income derived from our Approved Enterprise (or a Privileged Enterprise) are subject to withholding at the rate of 15%, although we cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

        Taxation of Non-Israeli Residents

        Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, at the rates applicable to Israeli residents, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

        Under the U.S.-Israel Treaty, the maximum Israeli withholding tax on dividends paid by us is 25%. Dividends of an Israeli company distributed from income of an Approved Enterprise (or Privileged Enterprise) are subject to a 15% withholding tax under the U.S.-Israel Tax Treaty. The U.S.-Israel Tax Treaty further provides for a 12.5% Israeli dividend withholding tax on dividends paid by an Israeli company to a United States corporation owning at least 10% or more of such Israeli company’s issued voting power for, in general, the part of the tax year which precedes the date of payment of the dividend and the entire preceding tax year, provided such United States corporation meets certain limitations concerning the amount of its dividend and interest income. The lower 12.5% rate applies only to dividends from income not derived from an Approved Enterprise (or Privileged Enterprise) in the applicable period and does not apply if the company has more than 25% of its gross income derived from certain types of passive income. Residents of the United States generally will have withholding tax in Israel deducted at source. They may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

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

        This summary does not address tax considerations applicable to a holder of an ADS that may be subject to special tax rules including, without limitation, the following:

—	dealers or traders in securities, currencies or notional principal contracts;

—	financial institutions;

—	insurance companies;

—	real estate investment trusts;

—	banks;

—	investors subject to the alternative minimum tax;

—	tax-exempt organizations;

—	regulated investment companies;

—	investors that actually or constructively own 10 percent or more of our voting shares;

—	investors that will hold the ADSs as part of a hedging or conversion transaction or as a position in a straddle or a part of a synthetic security or other integrated transaction for U.S. Federal income tax purposes;

—	investors that are treated as partnerships or other pass through entities for U.S. Federal income tax purposes and persons who hold the ADSs through partnerships or other pass through entities; and

—	investors whose functional currency is not the U.S. dollar.

        This summary does not address the effect of any U.S. Federal taxation other than U.S. Federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation or the indirect effects on the holders of equity interests in a holder of an ADS.

        You are urged to consult your tax advisors regarding the foreign and U.S. Federal, state and local tax consequences of an investment in ADSs.

        For purposes of this summary, a “U.S. holder” is a beneficial owner of ADSs that is, for U.S. Federal income tax purposes:

—	an individual who is a citizen or a resident of the United States;

—	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

—	an estate whose income is subject to U.S. Federal income tax regardless of its source; or

—	a trust if:

(a)	a court within the United States is able to exercise primary supervision over administration of the trust; and

(b)	one or more United States persons have the authority to control all substantial decisions of the trust.

        For purposes of this section, a “non-U.S. holder” is any holder who is not a U.S. holder

        In general, if you hold ADSs, you will be treated as the holder of the underlying shares represented by those ADSs for U.S. Federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

        The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate U.S. holders. Accordingly, the analysis of the creditability of Israeli taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. holders, each described below, could be affected by actions taken by parties to whom the ADSs are released.

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

        Under the Jobs and Growth Tax Relief Reconciliation Act of 2003 (the “2003 Act”) enacted on May 28, 2003, as amended by the Tax Increase Prevention and Reconciliation Act of 2005, enacted on May 17, 2006, certain dividends received by non-corporate U.S. holders after December 31, 2002, will be subject to a maximum income tax rate of 15%. This reduced income tax rate is only applicable to dividends paid by a “qualified corporation” that is not a “passive foreign investment company” and only with respect to shares held by a qualified U.S. holder (i.e., a non-corporate holder) for a minimum holding period (generally 61 days during the 121-day period beginning 60 days before the ex-dividend date). We should be considered a qualified corporation (see “Passive Foreign Investment Companies” below). Accordingly, dividends paid by us to individual U.S. holders on shares held for the minimum holding period should be eligible for the reduced income tax rate. The reduced tax rate for qualified dividends is scheduled to expire on December 31, 2010, unless further extended by Congress.

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

U.S. Federal Income Tax Consequences to Non-U.S. Holders

        Sale, Exchange or Retirement of Securities

        If you are a non-U.S. holder and you sell, exchange or redeem ADSs, you will generally not be subject to U.S. Federal income tax on any gain, unless one of the following applies:

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

        You may read and copy any document we file with the SEC at its public reference facilities at, 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this web site is http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. In addition, our ADSs are quoted on the NASDAQ Global Select Market, so our reports and other information can be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

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

Foreign Currency Risk. We conduct our business primarily in U.S. dollars but also in the currencies of the United Kingdom, Canada, the European Union and Israel as well as other currencies. Thus, we are exposed to foreign exchange movements, primarily in UK, European and Israel currencies. We monitor foreign currency exposure and, from time to time, may use various instruments to preserve the value of sales transactions and commitments, however, this cannot assure our protection against risks of currency fluctuations. For more information regarding foreign currency related risks, please refer to “Risks relating to Israel”, on page 18.

        Interest Rate Risk. We invest in investment-grade U.S. corporate bonds and dollar deposits with FDIC-insured US banks. At least 80% of our securities investments are in corporate and US government agency bonds. Since these investments carry fixed interest rates and since our policy and practice is to hold these investments to maturity, interest income over the holding period is not sensitive to changes in interest rates. Up to 20% of our investment portfolio may be made in investment grade Callable Range Accrual Notes whose principal is guaranteed. As of December 31, 2006, 3.9% of our investment portfolio was in such Notes. The Notes are subject to interest rate, liquidity and price risks. Since our policy is to hold these investments to maturity or until called, the interest income from these notes will not be effected by changes in their market value or to liquidity risk. However, a significant increase in prevailing interest rates may effect whether or not interest income is received for a particular period. As of December 31 2006, 9% of our investment portfolio is invested in auction rate securities. Because our policy is to hold these investments until their interest reset date, we face potential capital losses if interest in the markets rises dramatically during the holding period (up to 28 days).

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

Disclosure Controls and Procedures

        An evaluation was performed under the supervision and with the participation of NICE’s management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of NICE’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that NICE’s disclosure controls and procedures were effective as of such date.

Management’s Annual Report on Internal Control Over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act. Our internal control over financial reporting system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective can only provide reasonable assurance with respect to financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Our management assessed our internal control over financial reporting as of December 31, 2006. Our management based its assessment on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that, as of December 31, 2006, our internal control over financial reporting is effective.

        Our management has excluded IEX Corporation from its assessment of internal control over financial reporting as of December 31, 2006, because ownership was acquired by us during 2006. IEX is included in the 2006 consolidated financial statements of the company since July 7, 2006 and constitutes approximately 29% of our consolidated total assets and approximately 5% of our total revenues, as of, and for the year ended, December 31, 2006.

Attestation Report of the Independent Registered Public Accounting Firm

        Our independent registered public accounting firm, Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, audited management’s assessment and independently assessed the effectiveness of the company’s internal control over financial reporting. Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, has issued an attestation report concurring with management’s assessment, which is included under Item 18 on page F-3, F-4 of this annual report.

Changes in Internal Control Over Financial Reporting

        There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert.

        Our board of directors has determined that Dan Falk meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K, and is independent under the applicable regulations.

Item 16B.	Code of Ethics.

        We have adopted a Code of Ethics for executive and financial officers, that also applies to all of our employees. The Code of Ethics is publicly available on our website at www.nice.com. Written copies are available upon request. If we make any substantive amendments to the Code of Ethics or grant any waiver from a provision of this code to our chief executive officer, principal financial officer or corporate controller, we will disclose the nature of such amendment or waiver on our website.

Item 16C.	Principal Accountant Fees and Services.

Fees Paid to Independent Auditors

        Fees billed or expected to be billed by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, and other members of Ernst & Young Global for professional services for each of the last two fiscal years were as follows:

Services Rendered	2005 Fees	2006 Fees

Audit (1)	$620,000	$921,000
Audit-related (2)	224,000	219,000
Tax (3)	112,000	410,000
Total	$956,000	$1,550,000

(1)	Audit fees are for audit services for each of the years shown in this table, including fees associated with the annual audit for 2006 (including audit in accordance with section 404 of the Sarbanes-Oxley act) and certain procedures regarding our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits.

(2)	Audit-related fees relate to assurance and associated services that traditionally are performed by the independent auditor, including: accounting consultation and consultation concerning financial accounting, reporting standards and government approvals and due diligence investigations.

(3)	Tax fees are for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee benefits.

Policies and Procedures

        Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our external auditors – Ernst & Young. The policy, which is designed to assure that such services do not impair the independence of our auditors, requires pre-approval from the audit committee on an annual basis for the various audit and non-audit services that may be performed by our auditors. If a type of service, that is to be provided by our auditors, has not received such general pre-approval, it will require specific pre-approval by our audit committee. Any proposed services exceeding pre-approved cost levels or budgeted amounts will also require specific pre-approval by our audit committee. The policy prohibits retention of the independent auditors to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public auditors.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

        Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

         In 2006, neither we nor our affiliates purchased any of our own shares.

PART III

Item 17.	Financial Statements.

        Not Applicable.

Item 18.	Financial Statements.

        See pages F-1 through F-51 of this annual report attached hereto.

Item 19.	Exhibits.

Exhibit No.	Description

1.1	Amended and Restated Memorandum of Association, as approved on December 21, 2006 (English translation).

1.2	Amended and Restated Articles of Association, as approved on December 21, 2006.

2.1	Form of Share Certificate (filed as Exhibit 4.1 to Amendment No. 1 to NICE-Systems Ltd.'s Registration Statement on Form F-1 (Registration No. 333-99640) filed with the Commission on December 29, 1995, and incorporated herein by reference).

2.2	Form of Deposit Agreement including Form of ADR Certificate (filed as Exhibit A to NICE-Systems Ltd.'s Registration Statement on Form F-6 (Registration No. 333-13518) filed with the Commission on May 17, 2001, and incorporated herein by reference).

4.5	Manufacturing Outsourcing Agreement dated January 21, 2002 by and among NICE-Systems Ltd. and Flextronics Israel Ltd. (filed as Exhibit 4.5 to NICE-Systems Ltd.'s Annual Report on Form 20-F filed with the Commission on June 26, 2003, and incorporated herein by reference).

4.7	Asset Purchase and Sale Agreement, dated as of April 11, 2005, between Dictaphone Corporation and NICE Systems Inc. (filed as Exhibit 4.8 to NICE-Systems Ltd.'s Annual Report on Form 20-F filed with the Commission on June 29, 2005, and incorporated herein by reference).

4.8	Amendment No. 1, dated as of May 31, 2005, to the Asset Purchase and Sale Agreement, dated as of April 11, 2005, between Dictaphone Corporation and NICE Systems Inc. (filed as Exhibit 4.9 to NICE-Systems Ltd.'s Annual Report on Form 20-F filed with the Commission on June 29, 2005, and incorporated herein by reference).

4.9	Share Purchase Agreement, dated as of November 17, 2005, between certain shareholders of FAST Video Security AG and NICE-Systems Ltd. (filed as Exhibit 4.9 to NICE-Systems Ltd.'s Annual Report on Form 20-F filed with the Commission on May 17, 2006, and incorporated herein by reference).

4.10	Share Purchase Agreement, dated as of April 27, 2006, between IEX Corporation and NICE-Systems Ltd. (filed as Exhibit 4.10 to NICE-Systems Ltd.'s Annual Report on Form 20-F filed with the Commission on May 17, 2006, and incorporated herein by reference).

4.11	Amendment No. 2, dated as of March 27, 2006, to the Asset Purchase and Sale Agreement, dated as of April 11, 2005, between DictaphoneCorporation and NICE-Systems Inc. (filed as Exhibit 4.11 to NICE-Systems Ltd.'s Annual Report on Form 20-F filed with the Commission on May 17, 2006, and incorporated herein by reference).

8.1	List of significant subsidiaries.

10.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global.

12.1	Certification by the Chief Executive Officer of NICE-Systems Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act 2002.

12.2	Certification by the Chief Financial Officer of NICE-Systems Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by the Chief Executive Officer of NICE-Systems Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by the Chief Financial Officer of NICE-Systems Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

IN U.S. DOLLARS

■	Kost Forer Gabbay & Kasierer	■	Phone: 972-3-6232525
	3 Aminadav St. Tel-Aviv 67067, Israel		Fax: 972-3-5622555

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

NICE SYSTEMS LTD.

        We have audited the accompanying consolidated balance sheets of NICE Systems Ltd. and subsidiaries (“the Company”) as of December 31, 2005 and 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2005 and 2006, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 2 to the consolidated financial statements, in 2006 the Company adopted Statement Financial Accounting Standards Board No. 123 (revised 2004) “Share-Based Payment”.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 12, 2007 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	/s/ KOST, FORER, GABBAY & KASIERER ——————————————————— KOST FORER GABBAY & KASIERER
June 12, 2007	A Member of Ernst & Young Global

■	Kost Forer Gabbay & Kasierer	■	Phone: 972-3-6232525
	3 Aminadav St. Tel-Aviv 67067, Israel		Fax: 972-3-5622555

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

NICE SYSTEMS LTD.

        We have audited management’s assessment, which is contained in Part II, Item 15 of this annual report on form 20-F under the heading “Management’s Annual Report on Internal Control Over Financial Reporting”, that NICE Systems Ltd. (“the Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        As indicated in Part II, Item 15 of this annual report on form 20-F under the heading “Management’s Annual Report on Internal Control Over Financial Reporting”, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal control over financial reporting of IEX corporation Inc (“IEX”) because it was acquired during 2006. IEX is included in the 2006 consolidated financial statements of the Company since July 7, 2006 and constituted approximately 29% of total assets as of December 31, 2006 and 5% of total revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of IEX.

■	Kost Forer Gabbay & Kasierer	■	Phone: 972-3-6232525
	3 Aminadav St. Tel-Aviv 67067, Israel		Fax: 972-3-5622555

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006 and our report dated June 12, 2007 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	/s/ KOST, FORER, GABBAY & KASIERER ——————————————————— KOST FORER GABBAY & KASIERER
June 12, 2007	A Member of Ernst & Young Global

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2005	2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$254,956	$67,365
Short-term bank deposits	102	130
Marketable securities	36,159	92,859
Trade receivables (net of allowance for doubtful accounts
of $ 2,214 and $ 1,951 at December 31, 2005 and 2006, respectively)	66,153	81,312
Other receivables and prepaid expenses	9,544	11,399
Inventories	23,172	18,619
Deferred tax assets	3,360	14,478

Total current assets	393,446	286,162

LONG-TERM ASSETS:
Marketable securities	120,342	135,810
Investment in affiliates	1,200	1,200
Severance pay fund	7,907	9,998
Other receivables and prepaid expenses	648	832
Deferred tax assets	4,976	2,917
Property and equipment, net	14,888	15,813
Other intangible assets, net	23,990	111,182
Goodwill	49,853	220,430

Total long-term assets	223,804	498,182

Total assets	$617,250	$784,344

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2005	2006

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$18,194	$22,845
Accrued expenses and other liabilities	100,544	146,990

Total current liabilities	118,738	169,835

LONG-TERM LIABILITIES:
Accrued severance pay	8,901	11,743
Deferred tax liabilities	2,493	33,130
Other long-term liabilities	77	62

Total long-term liabilities	11,471	44,935

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital-
Ordinary shares of NIS 1 par value:
Authorized: 75,000,000 and 125,000,000 at December 31, 2005
and 2006, respectively; Issued and outstanding: 48,275,286 and 51,091,512 shares at December 31, 2005 and 2006, respectively;	6,772	12,754
Additional paid-in capital	473,203	522,866
Accumulated other comprehensive income	2,996	7,483
Retained earnings	4,070	26,471

Total shareholders' equity	487,041	569,574

Total liabilities and shareholders' equity	$617,250	$784,344

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2004	2005	2006

Revenues:
Products	$182,616	$206,355	$261,098
Services	70,027	104,755	148,546

Total revenues	252,643	311,110	409,644

Cost of revenues:
Products	64,432	67,543	84,675
Services	49,876	68,683	89,539

Total cost of revenues	114,308	136,226	174,214

Gross profit	138,335	174,884	235,430

Operating expenses:
Research and development, net	24,866	30,896	44,880
Selling and marketing	61,855	72,829	95,190
General and administrative	31,269	37,742	60,463
Amortization of acquired intangibles	317	1,331	4,918
In process research and development write-off	-	-	12,882

Total operating expenses	118,307	142,798	218,333

Operating income	20,028	32,086	17,097
Financial income, net	3,556	5,398	13,272
Other income (expenses), net	54	(13)	623

Income before taxes on income	23,638	37,471	30,992
Taxes on income	2,319	902	8,591

Net income from continuing operations	21,319	36,569	22,401
Net income from discontinued operation	3,236	-	-

Net income	$24,555	$36,569	$22,401

Net earnings per share:
Basic:
Continuing operations	$0.61	$0.95	$0.45
Discontinued operation	0.09	-	-

Basic net earnings per share	$0.70	$0.95	$0.45

Diluted:
Continuing operations	$0.57	$0.89	$0.43
Discontinued operation	0.09	-	-

Diluted net earnings per share	$0.66	$0.89	$0.43

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings (accumulated deficit)	Total comprehensive income	Total shareholders' equity

Balance as of January 1, 2004	$5,142	$224,855	$3,888	$(57,054)		$176,831
Issuance of shares of ESPP	31	2,234				2,265
Exercise of share options	291	17,311				17,602
Comprehensive income:
Foreign currency translation adjustments	-	-	1,617	-	$1,617	1,617
Unrealized gains on derivative instruments, net	-	-	1	-	1	1
Net income	-	-	-	24,555	24,555	24,555

Total comprehensive income					$26,173

Balance as of December 31, 2004	5,464	244,400	5,506	(32,499)		222,871
Issuance of shares upon public offering, net	1,003	201,377	-	-		202,380
Issuance of shares of ESPP	37	4,285	-	-		4,322
Exercise of share options	268	21,640	-	-		21,908
Tax Benefit in respect of exercised options	-	1,501	-	-		1,501
Comprehensive income:
Foreign currency translation adjustments	-	-	(2,493)	-	$(2,493)	(2,493)
Unrealized losses on derivative instruments, net	-	-	(17)	-	(17)	(17)
Net income	-	-	-	36,569	36,569	36,569

Total comprehensive income					$34,059

Balance as of December 31, 2005	6,772	473,203	2,996	4,070		487,041
Issuance of shares of ESPP	2	227	-	-		229
Exercise of share options	510	37,187		-		37,697
Stock-based compensation	-	12,571		-		12,571
Adjustment to tax benefit in respect of offering expenses	-	(585)		-		(585)
Excess tax benefit from share based payment arrangements	-	5,733		-		5,733
Stock split effected as stock dividend	5,470	(5,470)		-		-
Comprehensive income:
Foreign currency translation adjustments	-	-	4,463	-	$4,463	4,463
Unrealized losses on derivative instruments, net	-	-	24	-	24	24
Net income	-	-	-	22,401	22,401	22,401

Total comprehensive income					$26,888

Balance as of December 31, 2006	$12,754	$522,866	$7,483	$26,471		$569,574

Accumulated unrealized gains on derivative instruments			$72
Accumulated foreign currency translation adjustments			7,411

Accumulated other comprehensive income as of December 31, 2006			$7,483

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2004	2005	2006

Cash flows from operating activities:

Net income	$24,555	$36,569	$22,401
Less: net income from discontinued operation	(3,236)	-	-

Net income from continuing operations	21,319	36,569	22,401
Adjustments required to reconcile net income from continuing operations to net cash provided by operating activities from continuing operations:
Depreciation and amortization	13,793	13,152	21,919
Stock-based compensation	-	-	12,571
Excess tax benefit from share-based payments arrangements	-	-	(5,733)
Tax benefit from exercised options	-	1,501	-
In-process research and development write-off	-	-	12,882
Accrued severance pay, net	37	187	751
Amortization of premium (accretion of discount) and accrued interest on
held-to-maturity marketable securities	1,205	812	278
Deferred taxes, net	-	(4,841)	(3,707)
Increase in trade receivables	(585)	(11,488)	(6,772)
Decrease (increase) in other receivables and prepaid expenses	(654)	566	(1,897)
Decrease (increase) in inventories	(122)	(3,930)	5,376
Increase (decrease) in trade payables	(3,761)	5,782	1,435
Increase in accrued expenses and other liabilities	13,043	27,339	27,991
Other	(7)	54	80

Net cash provided by operating activities from continuing operations	44,268	65,703	87,575
Net cash provided by operating activities from discontinued operation	750	-	-

Net cash provided by operating activities	45,018	65,703	87,575

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2004	2005	2006

Cash flows from investing activities:

Purchase of property and equipment	(6,701)	(6,128)	(8,111)
Proceeds from sale of property and equipment	89	66	76
Investment in marketable securities	(122,192)	(218,472)	(217,655)
Proceeds from maturity of marketable securities	17,710	190,682	142,209
Proceeds from sale and call of held-to-maturity marketable securities	41,345	9,630	3,000
Investment in short-term bank deposits	(129)	(39)	(117)
Proceeds from short-term bank deposits	149	108	99
Refund (payment) for the acquisition of certain assets and liabilities of Dictaphone CRS
division (a)	-	(39,724)	2,000
Payment for the acquisition of certain assets and liabilities of Hannamax Hi-Tech Pty.
Ltd. (b)	-	(1,889)	(500)
Payment for the acquisition of FAST (c)	-	-	(21,320)
Payment for the acquisition of Performix (d)	-	-	(13,800)
Payment for the acquisition of IEX (e)	-	-	(203,162)
Decrease in accrued acquisition costs	(75)	-	(15)
Payments and proceeds in respect of TCS acquisition	(1,236)	2,531	-
Capitalization of software development costs	(1,305)	(806)	(1,225)
Deferred acquisition costs	-	(256)	-
Other	-	-	83

Net cash used in investing activities from continuing operations	(72,345)	(64,297)	(318,438)
Net cash provided by investing activities from discontinued operation	4,136	-	-

Net cash used in investing activities	(68,209)	(64,297)	(318,438)

Cash flows from financing activities:

Proceeds from issuance of shares upon public offering, net	-	201,724	-
Proceeds from issuance of shares upon exercise of options and ESPP	19,867	25,259	38,987
Excess tax benefit from share-based payments arrangements	-	-	5,733
Decrease in accrued offering expenses	-	-	(273)
Decrease in short-term bank credit assumed in the acquisition of FAST	-	-	(785)

Net cash provided by financing activities	19,867	226,983	43,662

Effect of exchange rate changes on cash	44	(12)	(390)

Increase (decrease) in cash and cash equivalents	(3,280)	228,377	(187,591)
Cash and cash equivalents at the beginning of the year	29,859	26,579	254,956

Cash and cash equivalents at the end of the year	$26,579	$254,956	$67,365

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Income taxes	$598	$389	$1,407

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2004	2005	2006

(a) Payment for the acquisition of certain assets and
liabilities of Dictaphone CRS division:

Fair value of assets acquired and liabilities assumed at the acquisition date:

Working capital deficit (excluding cash and cash equivalents)		$(913)	(3,000)
Property and equipment		202	-
Other Intangible assets		15,400	-
Goodwill		25,311	1,000

		40,000	-
Less - accrued acquisition costs		(276)	-

		$39,724	$(2,000)

(b) Payment for the acquisition of certain assets and liabilities of Hannamax
Hi-Tech Pty. Ltd.

Estimated fair value of assets acquired and liabilities assumed at the acquisition date:

Working capital deficit (excluding cash and cash equivalents)		$(50)	$-
Property and equipment		10	-
Other intangible assets		930	-
Goodwill		1,159	500
Other long-term liabilities		(38)	-

		2,011	-
Less - accrued acquisition costs		(122)	-

		$1,889	$500

(c) Payment for the acquisition of FAST:

Estimated fair value of assets acquired and liabilities assumed at the acquisition date:

Working capital deficit (excluding cash and cash equivalents)			$(5)
Property and equipment			256
In-process research and development			212
Other intangible assets			11,753
Goodwill			17,042
Long-term deferred tax liability			(1,449)

			27,809
Less - decrease in prepaid acquisition costs			(256)
Less - accrued acquisition costs			(6,233)

			$21,320

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2004	2005	2006

(d) Payment for the acquisition of Performix:

Estimated fair value of assets acquired and liabilities assumed at the acquisition date:
Working capital deficit (excluding cash and cash equivalents)			$(2,800)
Property and equipment			360
Other intangible assets			8,060
Goodwill			8,292
Long-term deferred tax liability			(24)

			13,888
Less - accrued acquisition costs			(88)

			$13,800

(e) Payment for the acquisition of IEX:

Estimated fair value of assets acquired and liabilities assumed at the acquisition date:

Working capital deficit (excluding cash and cash equivalents)			$1,687
Property and equipment			315
In-process research and development			12,670
Other intangible assets			78,170
Goodwill			140,900
Long-term deferred tax liabilities			(28,909)

			204,833
Less - accrued acquisition costs			(1,671)

			$203,162

(f) Non-cash activities:

Adjustment of goodwill in respect of discontinued operation sale	$(250)	$-	$-

Tax benefit on offering expenses	$-	$1,002	$(585)

Accrued offering expenses	$-	$346	$-

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

The Company’s markets are located primarily in North America, Europe, the Middle East and Africa (“EMEA”) and Asia Pacific (“APAC”).

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

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL (Cont.)

On March 27, 2006, the Company and Dictaphone agreed to amend the CRS’s purchase agreement, according to which, Dictaphone paid to the Company $ 2,000 as a final adjustment to the purchase price under the purchase agreement.

The acquisition of CRS expanded the Company’s customer base, presence in the U.S and Europe markets, and its network of distributors and partners. Additionally, the Company broadened its product offerings and global professional services team.

By purchasing CRS, the Company strategically expanded its market share both in geographical and vertical markets. The factors that contributed to the purchase price that resulted in recognition of goodwill included synergies, the benefits of increased market share, strategic positioning value and time-to-market benefits.

The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of CRS. The results of the CRS’s operations have been included in the consolidated financial statements since June 1, 2005 (“the closing date”).

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Trade receivables	$6,561
Other receivables and prepaid expenses	25
Inventories	7,426
Property and equipment	198
Trademarks	400
Core technology	4,900
Distribution network	10,100
Goodwill	26,311

Total assets acquired	55,921

Trade payables	(569)
Accrued expenses and other liabilities	(17,352)

Total liabilities assumed	(17,921)

Net assets acquired	$38,000

Trademarks, core technology and distribution network in the amount of $ 15,400 are amortized using the straight-line method at an annual weighted average rate of 19.5%.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL (Cont.)

In connection with Dictaphone’s patent infringement claim against the Company (filed in June 2000), the Company reached a settlement agreement with Dictaphone (in December 2003) and agreed to dismiss all claims and counterclaims. In connection with the settlement agreement, each of the companies granted the other a perpetual license to certain of their respective patents including the disputed patents. Because the rights were restrictive in terms of transferability, enforceability and the right to sublicense by the grantee, the Company determined that the rights obtained and granted were of equivalent and insignificant value and, therefore, no separate amounts were recorded in the business combination in accordance with Emerging Issues Task Force (“EITF”) 04-01 “Accounting for Preexisting Relationship between the parties to a Business combination”.

2.	Acquisition of Hannamax Hi-Tech Pty. Ltd, (“Hannamax”):

On September 1, 2005, the Company consummated an agreement to acquire the assets and assume certain liabilities of Hannamax Hi-Tech Pty. Ltd, (“Hannamax”) business for $ 2,011 (including acquisition costs), with potential earn out cash payment of up to $ 1,000 based on certain financial performance criteria covering 2005 through 2006. In the second quarter of 2006, the Company paid additional consideration in the amount of $ 500 due to meeting the performance criteria relating to year 2005. Accordingly, the Company recorded additional goodwill in the amount of $ 500.

In the second quarter of 2007, the Company paid an additional consideration in the amount of $ 500 in respect of Hannamax acquisition, due to meeting the performance criteria specified in the acquisition agreement relating to year 2006. Accordingly, the Company recorded additional goodwill in the amount of $ 500 in the second quarter of 2007.

Hannamax is NICE’s distributor in Australia and New Zealand markets. With the acquisition of Hannamax, the Company expects to expand its customer base and presence in Australia and New Zealand and to expand and strengthen the Company’s support organization in the region.

The factors that contributed to the purchase price that resulted in recognition of goodwill included: the benefits of increased market share geographically, the benefits of vertical integration and time-to-market benefits.

The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of Hannamax. The results of Hannamax’s operations have been included in the consolidated financial statements since September 1, 2005 (“the closing date”).

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL (Cont.)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Trade receivables	$332
Other receivables and prepaid expenses	16
Inventories	318
Property and equipment	10
Customer relationships	930
Goodwill	1,659

Total assets acquired	3,265

Trade payables	(91)
Accrued expenses and other liabilities	(625)
Other long-term liability	(38)

Total liabilities assumed	(754)

Net assets acquired	$2,511

Customer relationships in the amount of $ 930 are amortized using the straight-line method at an annual rate of 10%.

3.	Acquisition of FAST Video Security AG (“FAST”):

On January 4, 2006, the Company consummated an agreement to acquire all of the outstanding shares of FAST, a Switzerland-based developer of innovative video systems for security and surveillance purposes. Under the agreement, the Company acquired FAST for $ 21,650 in cash (including acquisition costs), with potential earn out based on performance milestones amounting to a maximum of $ 12,000 payable over the next three years.

During the fourth quarter of 2006 the Company estimated that an additional consideration for earn out in the amount of approximately $ 6,200 will be paid by the Company on account of 2006 earn out; accordingly, the Company recorded additional goodwill in this amount.

The acquisition of FAST strengthens the Company’s position in the video security market with smart IP-based solutions and technologies complementary to the Company’s existing digital video offerings. Additionally, the Company extends its presence in the digital video security market by increasing its footprint in Europe and APAC markets with high quality distribution channels and partners, and with new prestigious customers.

By purchasing FAST, the Company strategically expanded its market share both in geographical and vertical markets. The factors that contributed to the purchase price that resulted in recognition of goodwill included synergies, the benefits of increased market share, strategic positioning value and time-to-market benefits.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL (Cont.)

The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of FAST. The results of FAST’s operations have been included in the consolidated financial statements since January 4, 2006 (“the closing date”).

Should any contingent payment be made under the agreement in the future, the additional consideration, when determinable, will increase the purchase price and accordingly additional goodwill will be recorded.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Cash	$38
Trade receivables	1,869
Other receivables and prepaid expenses	975
Inventories	296
Property and equipment	256
Trademarks	484
Core technology	9,869
In-process research and development	212
Customer relationships	1,400
Goodwill	17,042

Total assets acquired	32,441

Short-term bank credit	(785)
Trade payables	(1,568)
Accrued expenses and other liabilities	(792)
Long-term deferred tax liability	(1,449)

Total liabilities assumed	(4,594)

Net assets acquired	$27,847

The $ 212 assigned to in-process research and development was written off at the acquisition date in accordance with FASB Interpretation (“FIN”) No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method”.

Trademarks, core technology and customer relationships in the amount of $ 11,753 are amortized using the straight-line method at an annual weighted average rate of 20%.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL (Cont.)

4.	Acquisition of Performix:

On May 22, 2006, the Company consummated an agreement to acquire all of the outstanding shares of Performix Software Limited and to acquire the assets and assume certain liabilities of Performix Holdings Inc. and its subsidiaries (collectively “Performix”). Under the agreement, the Company acquired Performix for a total purchase price of $ 13,910 in cash (including acquisition costs). The purchase price may increase by up to an additional $ 3,150 based on certain performance criteria for the twelve month period ending July 1, 2007.

Performix was among the first to recognize the potential in the area of contact center performance management (CCPM), an emerging trend in the contact center market. The acquisition of Performix extends NICE’s solutions portfolio for the contact center market.

The factors that contributed to the purchase price that resulted in recognition of goodwill included synergies, the benefits of increased market share vertically, strategic positioning value and time-to-market benefits.

The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of Performix. The results of Performix’s operations have been included in the consolidated financial statements since May 22, 2006 (“the closing date”).

Should any contingent payment be made under the agreement in the future, the additional consideration, when determinable, will increase the purchase price and accordingly additional goodwill will be recorded.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Cash	$22
Trade receivables	724
Other receivables and prepaid expenses	325
Property and equipment	360
Trade name	580
Core technology	5,790
Customer relationships and distribution network	1,690
Goodwill	8,292

Total assets acquired	17,783

Trade payables	(1,328)
Accrued expenses and other liabilities	(2,521)
Long-term deferred tax liability	(24)

Total liabilities assumed	(3,873)

Net assets acquired	$13,910

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL (Cont.)

Trade name, core technology, customer relationships and distribution network in the amount of $ 8,060 are amortized using the straight-line method at an annual weighted average rate of 26%.

5.	Acquisition of IEX:

On July 7, 2006, the Company consummated an agreement to acquire all of the outstanding shares of IEX Corporation (“IEX”), a worldwide provider of contact center workforce management solutions. Under the agreement, the Company acquired the shares of IEX, a wholly owned subsidiary of Tekelec, for approximately $ 204,900 in cash (including acquisition costs).

The acquisition of IEX allows NICE to offer its customers and partners a more extensive product portfolio in the industries in which NICE operates. IEX is a leading vendor in workforce management, strategic planning and performance management solutions for the contact center market. IEX provides a high-end centralized solution that compiles data seamlessly across the enterprise, enabling more accurate and effective forecasting, planning and scheduling.

By purchasing IEX, the Company strategically expanded its market share both in geographical and vertical markets. The factors that contributed to the purchase price that resulted in recognition of goodwill included synergies, the benefits of increased market share, strategic positioning value and time-to-market benefits.

The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of IEX. The results of the IEX operations have been included in the consolidated financial statements since July 7, 2006 (“the closing date”).

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Cash	$67
Trade receivables	7,364
Other receivables and prepaid expenses	346
Inventories	1,016
Short-term deferred tax assets	9,007
Property and equipment	315
Trade name	4,090
Core technology	35,060
In-process research and development	12,670
Customer relationships	39,020
Goodwill	140,900

Total assets acquired	249,855

Trade payables	(292)
Accrued expenses and other liabilities	(12,838)
Short-term deferred tax liabilities	(2,916)
Long-term deferred tax liabilities	(28,909)

Total liabilities assumed	(44,955)

Net assets acquired	$204,900

The $ 12,670 assigned to in-process research and development was written off at the acquisition date in accordance with FASB Interpretation (“FIN”) No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method”.

Trade name, core technology and customer relationships in the amount of $ 78,170 are amortized using the straight-line method at an annual weighted average rate of 12%. Amortization expense for the above-mentioned intangible assets for the five years ending December 31, 2011 is estimated to be $ 45,512.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE1:	–	GENERAL (Cont.)

6.	Unaudited pro-forma condensed results of operations:

The following represents the unaudited pro-forma condensed results of operations for the years ended December 31, 2005 and 2006, assuming that the acquisitions of CRS, Hannamax, FAST, Performix and IEX occurred on January 1, 2005 and 2006, respectively. The pro-forma information is not necessarily indicative of the results of operations, which actually would have occurred had the acquisitions been consummated on that dates, nor does it purport to represent the results of operations for future periods.

	Year ended December 31,
	2005	2006
	Unaudited

Revenues	$401,651	$447,915

Net income	$21,011	$38,473

Basic net earnings per share	$0.55	$0.78

Diluted net earnings per share	$0.51	$0.73

c.	Disposal by sale of the COMINT/DF operation:

In 2003, the Company reached a definitive agreement to sell the assets and liabilities of its COMINT/DF military-related business to ELTA Systems Ltd. for $ 4,000 in cash. On March 31, 2004, the Company completed the sale of the COMINT/DF operation. The COMINT/DF business was treated as a discontinued operation in the financial statements.

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

Inventory provisions are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, and discontinued products and for market prices lower than cost. Inventory provisions for 2004, 2005 and 2006 were $ 2,822, $ 4,646 and $ 5,095, respectively, and have been included in cost of revenues.

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

Amortization is calculated using the straight-line method over the estimated useful lives at the following annual rates:

Weighted average %

Capitalized software development costs (see n)	33
Core technology	17
Trademarks	22
Distribution network	11
Maintenance contracts	33

k.	Impairment of long-lived assets:

The Company’s long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. In 2006, no impairment indicators have been identified.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Goodwill:

Goodwill represents the excess of the cost over the fair value of the net assets of businesses acquired. Under SFAS No. 142, goodwill is not amortized.

SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using discounted cash flows and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future growth rates and the weighted average cost of capital of the reporting unit. The Company performed annual impairment tests during the fourth quarter of 2004, 2005 and 2006 and did not identify any impairment losses.

m.	Revenue recognition:

The Company generates revenues from sales of products, which include hardware and software, software licensing, professional services and maintenance. Professional services include installation, project management and training. The Company sells its products indirectly through a global network of distributors, system integrators and strategic partners, all of whom are considered end-users, and through its direct sales force.

Revenues from sales of product and software licensing are recognized when all criteria outlined in Statement Of Position (“SOP”) 97-2, “Software Revenue Recognition” (as amended by SOP 98-9) are met. Revenue from products and software licensing is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable.

In transactions, where a customer’s contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or as the acceptance provision has lapsed.

With regard to arrangements involving multiple elements, the Company applies Statement of Position No. 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions” (“SOP No. 98-9”). According to SOP No. 98-9, revenues should be allocated to the different elements in the arrangement under the “residual method” when Vendor Specific Objective Evidence (“VSOE”) of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with the customer, the Company defers revenue for the fair value of its undelivered elements (maintenance and professional services) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (products and software licenses) when the basic criteria in SOP No. 97-2 have been met. Any discount in the arrangement is allocated to the delivered element.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s policy for establishing VSOE of fair value of maintenance services is based on the price charged when the maintenance is sold separately i.e. based on the renewal activity for the installed base of the Company. Establishment of VSOE of fair value of installation and training services is based on the price charged when these elements are sold separately. VSOE of fair value to the project management services is established based on a price per day which is identical to price per day charged for installation services.

The Company maintains a provision for product returns in accordance with SFAS No. 48, “Revenue Recognition When Right of Return Exists”. The provision is estimated based on the Company’s past experience and is deducted from revenues. Trade receivables as of December 31, 2005 and 2006, are presented net of provision for product returns in the amounts of $ 1,155 and $ 1,975 respectively.

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

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Government grants:

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

The Company’s marketable securities include investment in U.S. corporate debentures, U.S government debentures, structured notes and auction rate securities. Management believes that the portfolio is well diversified, and accordingly, low credit risk exists with respect to those marketable securities.

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

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and includes immaterial profits.

Severance pay expense for 2004, 2005 and 2006 was $ 2,956, $ 3,622 and $ 4,305, respectively.

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 6%, but generally not greater than $ 15 per year, (for certain employees over 50 years of age the maximum contribution is $ 20 per year) of their annual compensation to the plan through salary deferrals, subject to IRS limits. The Company matches 50% of employee contributions to the plan up to a limit of 6% of their eligible compensation. In the years 2004, 2005, and 2006 the Company recorded expense for matching contributions in the amount of $ 547, $ 812 and $ 1,176 respectively.

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

The weighted average number of shares related to outstanding antidilutive options excluded from the calculations of diluted net earnings per share was 2,189,550, 1,937,222 and 705,589 for the years ended December 31, 2004, 2005 and 2006, respectively.

t.	Accounting for Stock-based compensation:

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), for periods beginning in fiscal year 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R). SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Prior to January 1, 2006, the Company accounted for options granted to employees and directors under the recognition and measurement provisions of APB 25 as permitted by Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) whereby compensation expenses is equal to the excess, if any of the quoted market price of the stock over the exercise price at the grant date of the award.

During the years ended December 31, 2004 and 2005, the Company did not recognize any stock-based compensation expense related to employee stock options.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in the year ended December 31, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated.

The Company recognizes compensation expenses for the value of its awards, which have graded vesting, based on the accelerated attribution method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

As a result of adopting SFAS 123(R) on January 1, 2006, the Company’s income before taxes on income and net income for the year ended December 31, 2006, is approximately $ 12,571 and $ 10,424 lower, respectively, than if it had continued to account for stock-based compensation under APB 25. Basic and diluted net earnings per share for the year ended December 31, 2006 are $ 0.21 and $ 0.20 lower, respectively, than if the Company had continued to account for stock-based compensation under APB 25.

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. Federal Reserve zero-coupon bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value of the Company’s stock options granted to employees and directors for the year ended December 31, 2006 was estimated using the following assumptions:

Expected volatility	33.9%-40.6%
Weighted average volatility	40.0%
Risk free interest rate	4.6%-4.9%
Expected dividend	0%
Expected term (in years)	2.3-3.7

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A summary of the Company’s stock options activity and related information for the year ended December 31, 2006, is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2006	8,136,754	$15.80
Granted	1,325,000	$25.99
Exercised	(2,807,656)	$13.43
Forfeited	(996,442)	$30.98

Outstanding at December 31, 2006	5,657,656	$16.69	4.1	$79,749

Exercisable at December 31, 2006	1,720,612	$11.20	3.1	$33,685

Vested and expected to vest at December 31, 2006	5,302,490	$16.49	4.1	$75,786

The weighted-average grant-date fair value of options granted during years ended December 31, 2004, 2005 and 2006 was $ 3.57, $ 6.73 and $ 9.20, respectively. The total intrinsic value of options exercised during the years ended December 31, 2006 was $ 41,249.

As of December 31, 2006, there was approximately $ 13,981 of total unrecognized compensation costs related to stock-based compensation arrangements granted under the Company’s stock option plan. The cost is expected to be recognized over a weighted average period of 1.55 years.

The options outstanding under the Company’s Stock Option Plans as of December 31, 2006 have been separated into ranges of exercise price as follows:

Ranges of exercise price	Options outstanding as of December 31, 2006	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2006	Weighted Average Exercise price of Options Exercisable
$		(Years)	$		$

3.915-5.57	162,920	1.81	5.01	162,920	5.01
6.00-8.27	377,890	0.83	6.67	374,140	6.66
9.66-14.03	1,489,757	3.59	10.62	608,413	10.26
15.165-22.75	2,312,889	4.55	17.77	575,139	16.91
24.36-31.27	1,314,200	5.38	25.99	-	-

	5,657,656			1,720,612

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The pro forma table below illustrates the effect on net income and basic and diluted net income per share for the years ended December 31, 2004 and 2005, if the Company had applied the fair value recognition provisions of SFAS 123 to options granted under the Company’s stock option plans in all periods presented prior to the adoption of SFAS 123(R). For purposes of this pro forma disclosure, the value of the options is estimated using the Black-Scholes-Merton option pricing formula with the following weighted-average assumptions:

	Year ended December 31,
	2004	2005

Risk free interest rate	2.7%	4.1%
Dividend yield	0%	0%
Volatility factor	0.457	0.431
Expected life of the options	3	3.83

	Year ended December 31,
	2004	2005

Net income as reported	$24,555	$36,569
Deduct: Total stock-based employee compensation expense
determined under fair value based method for all awards, net
of related tax effects	(7,182)	(9,382)

Pro forma net income	$17,373	$27,187

Basic net earnings per share as reported	$0.70	$0.95

Diluted net earnings per share as reported	$0.66	$0.89

Pro forma basic net earnings per share	$0.49	$0.71

Pro forma diluted net earnings per share	$0.46	$0.66

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

The carrying amount reported in the balance sheet for cash and cash equivalents, trade receivables and trade payables approximates their fair value due to the short-term maturities of such instruments.

The fair value for marketable securities is based on quoted market prices and does not differ significantly from the carrying amount (see Note 3).

v.	Legal contingencies:

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

w.	Advertising expenses:

Advertising expenses are charged to expense as incurred. Advertising expenses for the years 2004, 2005 and 2006 were $ 2,621, $ 3,222 and $ 5,155, respectively.

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

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Recently issued accounting pronouncements:

In June 2006, the Financial Accounting Standard Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 creates a single model to address uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from Financial Accounting Standards Board Statement No. 5, “Accounting for Contingencies.” FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). FIN 48 applies to all tax positions related to income taxes subject to SFAS No. 109, “Accounting for Income Taxes.” This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. As a result of the implementation of FIN 48, the Company increased its retained earnings as of January 1, 2007 by approximately $ 800.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management believes this standard will not have a material effect on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company will adopt SFAS No. 159 no later than January 1, 2008. The Company has not yet determined the effect that the adoption of SFAS No. 159 will have on its consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	–	MARKETABLE SECURITIES

a.	The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of held-to-maturity marketable securities as of December 31, 2005 and 2006:

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Estimated fair value
	December 31,		December 31,		December 31,		December 31,
	2005	2006	2005	2006	2005	2006	2005	2006

U.S. corporate debentures	$71,043	$102,597	$-	45	$(1,172)	(970)	$69,871	101,672
U.S Government debentures	73,278	93,820	4	-	(1,424)	(775)	71,858	93,045
Structured notes	12,180	9,680	-	-	-	(123)	12,180	9,557

	$156,501	$206,097	$4	45	$(2,596)	$(1,868)	$153,909	$204,274

The following table shows the gross unrealized losses and fair value of Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2006:

	December 31, 2006
	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

U.S. corporate debentures	$37,101	$(188)	$52,722	$(782)	$89,823	$(970)
U.S Government debentures	$40,047	$(140)	$52,997	$(635)	$93,044	$(775)
Structured notes	-	-	$4,877	$(123)	$4,877	$(123)

	$77,148	$(328)	$110,596	$(1,540)	$187,744	$(1,868)

The unrealized losses in the Company’s investments in held-to-maturity marketable securities were caused by interest rate increases. The contractual cash flows of these investments are either guaranteed by the U.S. government or an agency of the U.S. government or were issued by highly rated corporations. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company’s investment. Based on the immaterial severity of the impairments and the ability and intent of the Company to hold these investments to maturity, the bonds were not considered to be other than temporarily impaired at December 31, 2006.

As of December 31, 2005 and 2006, all the Company’s U.S. corporate debentures, U.S. government debentures and structured notes were classified as held-to-maturity.

In 2004 the Company sold debt securities, which were classified as held-to-maturity, due to a rating decrease, in consideration of $ 911. As a result of the sale, the Company recorded a loss of $ 14. In 2005 and 2006, the Company did not sell any securities prior to their maturity and accordingly, did not realize any gains or losses on held-to-maturity securities in that year.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	–	MARKETABLE SECURITIES (Cont.)

During 2005 and 2006, held-to-maturity marketable securities in the amount of $ 9,630 and $ 3,000, respectively, were called by the issuers prior to maturity.

The scheduled maturities of held-to-maturity marketable securities at December 31, 2006 are as follows:

	Amortized cost	Estimated fair value

Held-to-maturity:

Due within one year	$70,287	$69,792
Due after one year through five years	128,294	127,046
Due after five years through ten years	7,516	7,436

	$206,097	$204,274

b.	Auction rate securities in the amount of $ 22,572 as of December 31, 2006, were classified as available-for-sale marketable securities and were presented as short-term marketable securities. As of December 31, 2005, no auction rate securities were held by the Company. The scheduled maturities of available-for-sale marketable securities at December 31, 2006 are above 10 years.

NOTE 4:	–	SHORT-TERM OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2005	2006

Government authorities	$1,959	$2,355
Interest receivable	1,202	2,113
Prepaid expenses	4,062	4,771
Assets of discontinued operation	646	646
Other	1,675	1,514

	$9,544	$11,399

NOTE 5:	–	INVENTORIES

Raw materials	$1,022	$2,457
Work-in-progress	29	56
Finished goods	22,121	16,106

	$23,172	$18,619

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:	–	PROPERTY AND EQUIPMENT, NET

	December 31,
	2005	2006

Cost:
Computers and peripheral equipment	$55,260	$61,941
Office furniture and equipment	13,839	15,154
Leasehold improvements	3,986	4,443
Motor Vehicles	23	3

	73,108	81,541

Accumulated depreciation:
Computers and peripheral equipment	47,439	52,382
Office furniture and equipment	8,038	10,077
Leasehold improvements	2,739	3,267
Motor Vehicles	4	2

	58,220	65,728

Depreciated cost	$14,888	$15,813

Depreciation expense totaled $ 8,603, $ 7,941 and $ 8,244 for the years ended December 31, 2004, 2005 and 2006, respectively.

NOTE 7:	–	OTHER INTANGIBLE ASSETS, NET

a.	Other intangible assets:

	December 31,
	2005	2006

Original amounts:
Capitalized software development costs	$9,063	$5,037
Core technology	9,319	60,910
Trademarks	1,440	6,642
Customer relationships and distribution network	17,517	60,533
Maintenance contracts	534	582

	37,873	133,704

Accumulated amortization:
Capitalized software development costs	6,266	2,500
Core technology	5,037	11,869
Trademarks	982	1,854
Customer relationships and distribution network	1,064	5,717
Maintenance contracts	534	582

	13,883	22,522

Other intangible assets, net	$23,990	$111,182

b.	Amortization expense amounted to $ 5,190, $ 5,211 and $ 13,675 for the years ended December 31, 2004, 2005 and 2006, respectively.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:	–	OTHER INTANGIBLE ASSETS, NET (Cont.)

c.	Estimated amortization expense for the years ended (excluding amortization of capitalized software development costs):

December 31,

2007	16,541
2008	15,775
2009	15,166
2010	14,712
2011	11,393
Thereafter	35,058

108,645

NOTE 8:	–	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2006 are as follows:

Balance as of January 1, 2005	$25,745
Adjustment to goodwill in respect of settlement	(1,191)
Additions in respect of the acquisitions of CRS and Hannamax	26,470
Foreign currency translation adjustments	(1,171)

Balance as of December 31, 2005	49,853
Adjustment to goodwill in respect of settlement	1,000
Additions in respect of the acquisitions of Hannamax, FAST, Performix and IEX	166,734
Foreign currency translation adjustments	2,843

Balance as of December 31, 2006	$220,430

NOTE 9:	–	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2005	2006

Employees and payroll accruals	$20,692	$26,877
Accrued expenses	26,868	45,234
Deferred revenues	44,769	60,684
Other	8,215	14,195

	$100,544	$146,990

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	–	DERIVATIVE INSTRUMENTS

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

At December 31, 2006, the Company expects to reclassify $ 72 of net gains on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months.

NOTE 11:	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company leases office space, office equipment and various motor vehicles under operating leases.

1.	The Company’s office space and office equipment are rented under several operating leases.

Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, are as follows:

2007	$9,003
2008	3,112
2009	2,566
2010	1,843
2011 and thereafter	2,893

$19,417

Rent expenses for the years ended December 31, 2004, 2005 and 2006 were approximately $ 6,107, $ 6,317 and $ 8,668, respectively.

2.	The Company leases its motor vehicles under cancelable operating lease agreements. The minimum payment under these operating leases, upon cancellation of these lease agreements was $ 933 as of December 31, 2006.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Lease expenses of vehicles for the years ended December 31, 2004, 2005 and 2006 were $ 2,396, $ 2,552 and $ 2,865, respectively.

b.	Other commitments:

The Company is obligated under certain agreements with its suppliers to purchase goods and under an agreement with its manufacturing subcontractor to purchase projected inventory and excess inventory. Non cancelable obligations, net of provisions, as of December 31, 2006, were approximately $ 6,700. These obligations will be fulfilled during 2007.

c.	Legal proceedings:

1.	On October 19, 2004, CipherActive filed an action against the Company in the District Court of Tel Aviv, State of Israel. In this lawsuit, CipherActive claims that under a development agreement with the Company, it is entitled to receive license fees in respect of certain software that it allegedly developed for the Company and which has been embedded in one of the Company’s products. CipherActive claims that it is entitled to license fees in the amount of $ 600 in addition to the amount of $ 100 already paid to CipherActive by the Company in respect of such license fees. In the Company’s statement of defense it claims that the software developed by CipherActive under the agreement has not been successful in the market, is no longer embedded in the Company’s product and, therefore, CipherActive is not entitled to any additional license fees. On February 1, 2007, a preliminary hearing took place, during which the Company suggested that the parties submit the dispute to mediation. Although the court approved the mediation, the parties failed to find an appropriate mediator. In a pretrial hearing that took place on May 27, 2007, the court accepted CipherActive’s request to allow additional time for negotiations between the parties. An additional pretrial hearing has been set for July 8, 2007.

2.	On July 20, 2004, STS Software System Ltd. (“STS”), a wholly owned subsidiary of the Company, brought a lawsuit against Witness Systems, Inc. asserting that Witness Systems is infringing three U.S. patents of STS relating to Voice over Internet Protocol (“VoIP”). STS claims that Witness Systems infringes the VoIP patents by marketing and selling products that incorporate methods of detecting, monitoring and recording information – all fully protected by the patents. STS is seeking a permanent injunction to prevent Witness Systems from making, using, offering to sell or selling any product in the United States that infringes these patents. In response, Witness Systems is asserting that the patents are invalid and not infringed. With the Company’s consent, STS moved the court on January 3, 2007 to join the Company as a plaintiff in the litigation. The case, which is pending in the U.S. District Court for the Northern District of Georgia is in discovery.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

On August 30, 2004, Witness Systems filed a lawsuit in the United States District Court for the Northern District of Georgia against NICE Systems Inc., a wholly owned subsidiary of the Company. Witness Systems is alleging infringement of two U.S. patents entitled “Method and Apparatus for Simultaneously Monitoring Computer User Screen and Telephone Activity from a Remote Location” and is seeking unspecified damages and injunctive relief. On February 24, 2005, Witness Systems filed a similar action in the Northern District of Georgia against the Company alleging infringement of the same two patents. The two actions were consolidated in April 2005. The Company has denied infringing these patents and is vigorously defending against Witness Systems’ claims. In addition, the Company has asserted its right to be indemnified for losses arising out of the claims of infringement in this litigation pursuant to an agreement between the Company and Netopia, Inc., our vendor. The case is currently in discovery and no trial date has been set.

On January 19, 2006, Witness Systems filed a new patent infringement action in the United States District Court for the Northern District of Georgia against the Company and its wholly owned subsidiary, NICE Systems Inc., alleging infringement of a U.S. patent relating to technology to extract particular information from recorded telephone conversations. This technology is used as an option with a Company product called NicePerform. Witness Systems is requesting unspecified damages and a permanent injunction to prevent any sale of allegedly infringing products. The Company has denied all material allegations and is asserting a number of defenses. The Company believes that the claims are without merit and intends to vigorously defend against them. The case is currently in discovery.

On May 10, 2006, the Company and its wholly owned subsidiary, NICE Systems, Inc. filed a new lawsuit against Witness Systems, Inc. in the United States District Court for District of Delaware claiming that Witness Systems is infringing ten U.S. patents. These patents cover various aspects of recording customer interaction communications and traditional logging including event triggered call and screen recording, “cradle-to-grave” recording of customer calls, traditional TDM loggers, off-site storage of calls, and multi-stage telephone data logging. In this lawsuit, the Company claims that Witness Systems infringes the Company’s patents by marketing and selling products that use methods, products and systems which the Company believes are protected by Company’s patents. The Witness products the Company has accused of infringing its patents include Impact 360®, ContactStore®, eQuality ContactStore®, ContactStore for Communication Manager®, eQuality ContactStore for Communication Manager® and Eyretel’s MediaStore®. The Company is seeking a permanent injunction to prevent Witness Systems from making, using, or offering to sell or selling any product in the United States which infringes these patents. In addition, the Company is seeking damages for Witness Systems’ past willful infringement of these patents. The case is in discovery and a trial is scheduled to begin on January 15, 2008.

On December 28, 2006, the Company and its wholly owned subsidiary, Nice Systems, Inc., filed an action against Witness Systems, Inc., seeking a declaration from the court that a certain patent, which is closely related to the patent aforementioned with respect to the lawsuit filed by Witness Systems on January 19, 2006, is invalid and not infringed. The case is in its very early stages and discovery has not yet begun.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

3.	The Company is currently in dispute with Origin Data Realisation Limited (“Origin”) relating to the terms of a license of software and other matters. The dispute was submitted to mediation and a settlement dialogue is ongoing. To date, no formal legal proceedings have been instituted by either side.

4.	On July 27, 2004, Dictaphone Corp. filed an action against VoicePrint in the United States District Court for the Central District of California asserting the infringement by VoicePrint of two U.S patents, which the Company subsequently acquired from Dictaphone. This lawsuit has been settled in principle. The documentation for this settlement continues to be negotiated, and is expected to be completed and signed shortly.

5.	In December 2006, Calyon Corporate and Investment Bank (“Calyon”) filed a suit against the Company in the District Court of Tel Aviv, demanding repayment of $ 648 plus accrued interest, in the total amount of $ 740. The Company deducted this amount in January 2004 from a payment transferred from an account of Thales maintained with Calyon to the Company’s account, at the instruction of Thales, in connection with the acquisition of Thales Contact Solutions (“TCS”) from Thales. The Company had notified TCS in 2004 that it had setoff such amount with respect to an overdue payment by TCS to the Company. The Company believes that it had the legal right to make the deduction at the time and therefore intends to vigorously defend against such claim. This lawsuit is in its initial stages.

6.	On March 9, 2007, Formatest AG filed a claim against NICE Switzerland AG, a wholly owned subsidiary of the Company, in the Cantonal Court of Zug, Switzerland. The claim is in the amount of approximately $ 1,600 (EUR 1,187,793), plus interest at 5% per annum, and is made in connection with an agreement dated December 10, 2004 between FAST Video Security AG (now NICE Switzerland AG) and Formatest AG. The Company expects to be entitled to recover a substantial part of any liability owed by NICE Switzerland AG to Formatest AG under the terms of indemnification provision contained in the sale and purchase agreement relating to the acquisition of the shares in FAST Video Security AG, although the parties to the sale and purchase agreement who are obliged to pay such indemnification contest any such liability. The Company and Formatest AG have started to discuss a potential settlement of the dispute.

NOTE 12:	–	CREDIT LINES

As of December 31, 2006, the Company had authorized credit lines from banks in the amount of approximately $ 260,000 When utilized, the credit lines will be denominated in dollars and will bear interest at the rate of up to LIBOR + 0.45%. An amount of approximately $ 211,000 out of the total credit lines is secured by the Company’s cash and cash equivalents and marketable securities. As of December 31, 2006, $ 6,200 of the $ 260,000 referred to above was used for bank guarantees.

The company has no financial covenants to secure the above credit lines.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	–	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rates in Israel:

Taxable income of Israeli companies is subject to tax at the rate of 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

2.	Tax benefits under the Israel Law for the Encouragement of Capital Investments, 1959 (“the Law”):

The Law empowers the Israeli Investment Center to grant Approved Enterprise status to capital investments in production facilities that meet certain relevant criteria (“Approved Enterprise”). In general, such capital investments will receive Approved Enterprise status if the enterprise is expected to contribute to the development of the productive capacity of the economy, absorption of immigrants, creation of employment opportunities, or improvement in the balance of payments.

The tax benefits derived from any such Approved Enterprise relate only to taxable income attributable to the specific program of investment to which the status was granted. To the extent that NICE has been granted Approved Enterprise status and operates under more than one approval, or that its capital investments are only partly approved, its effective corporate tax rate will be the result of a weighted combination of the various rates applicable.

Certain production facilities of NICE have been granted the status of an Approved Enterprise under the Law, in four separate investment programs. For all such Approved Enterprises, the Company elected to apply for alternative tax benefits (“Alternative Package”), waiving government grants in return for a tax exemption.

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

The above mentioned tax benefits are scheduled to expire by 2014 in a gradual manner.

In the event of distribution of dividends from the said tax-exempt income, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise’s income. The tax-exempt income attributable to the “Approved Enterprise” programs mentioned above can be distributed to shareholders without subjecting NICE to taxes only upon the complete liquidation of NICE.

The duration of tax benefits, for each of the Programs is subject to limitations of the earlier of 12 years from completion of the investment or commencement of production, or 14 years from receipt of approval, as an Approved Enterprise under the Law.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	–	TAXES ON INCOME (Cont.)

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the Law and regulations published thereunder. Should NICE fail to meet such requirements in the future, income attributable to its Approved Enterprise programs could be subject to the statutory Israeli corporate tax rate and the Company could be required to refund a portion of the tax benefits already received, with respect to such programs. As of December 31, 2006, management believes that NICE is in compliance with all the conditions required by the Law.

On April 1, 2005, an amendment to the Law came into effect (“the Amendment”) and has significantly changed the provisions of the Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a “Privileged Enterprise” (rather than the previous terminology of Approved Enterprise), such as a provision requiring that at least 25% of the “Privileged Enterprise’s” income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies are no longer required for Investment Center approval in order to qualify for tax benefits. The period of tax benefits for a new “Privileged Enterprise” commences in the “Year of Commencement”. This year is the later of: (1) the year in which taxable income is first generated by the company, or (2) a year selected by the company for commencement, on the condition that the company meets certain provisions provided by the Law (“Year of Election”).

If a company requested the “Alternative Package” of benefits for an Approved Enterprise under the old law before the 2005 amendment, it is precluded from filing a Year of Election notice for a “Privileged Enterprise” for three years after the year in which the Approved Enterprise was activated.

In addition, the Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the four existing Approved Enterprises will not be subject to the provisions of the Amendment.

The Company determined 2006 as the Year of Election for the purposes of commencing the Privileged Enterprise first program benefits under the amended law. This plan brings the total number of Approved Enterprise investment programs to five.

As a result of the amendment, tax-exempt income generated under the provisions of the amended law, will subject the Company to taxes upon dividend distribution or complete liquidation.

The Company does not intend to distribute any amounts of its undistributed tax exempt income as dividends as it intends to reinvest its tax-exempt income within the Company. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s Approved Enterprise programs as the undistributed tax exempt income is essentially permanent in duration.

Dividends distributed by an Approved Enterprise and “Privileged Enterprise” will be subject to withholding tax of 15%.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	–	TAXES ON INCOME (Cont.)

Out of the Company’s retained earnings as of December 31, 2006 approximately $ 49,000 are tax-exempt attributable to its various Approved Enterprise programs. If such tax exempt income is distributed (other than in respect of the first four programs upon the complete liquidation of the Company), it would be taxed at the reduced corporate tax rate applicable to such profits (between 15%-25%) and an income tax liability of up to approximately $ 10,000 would be incurred as of December 31, 2006.

Income from sources other than the Approved Enterprise is subject to tax at regular Israeli corporate tax rate.

3.	Tax benefits under the Israeli Law for the Encouragement of Industry (Taxation), 1969:

NICE is an “Industrial Company” as defined and, as such, is entitled to certain tax benefits including accelerated depreciation, deduction of public offering expenses in three equal annual installments and amortization of other intangible property rights for tax purposes.

b.	Income taxes on non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence. Neither Israeli income taxes, foreign withholding taxes nor deferred income taxes were provided in relation to undistributed earnings of the Company’s foreign subsidiaries. This is because the Company intends to permanently reinvest undistributed earnings in the foreign subsidiaries in which those earnings arose. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

c.	Net operating loss carryforward:

As of December 31, 2006, the Company had carry forward tax losses totaling approximately $ 51,000 which can be carried forward and offset against taxable income with expiration dates ranging from 2007 and onwards. Approximately $ 24,000 of these carry forward tax losses have no expiration date. The balance expires between 2007 and 2026.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses increasing taxes before utilization.

Of the Company’s total carry forward tax losses, approximately $ 25,000 were inherited at the time of the acquisition of certain of our subsidiaries. A valuation allowance of $ 2,800 has been applied thereto. Any subsequent reduction of this valuation allowance and the recognition of the associated tax benefit will be applied to reduce goodwill.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	–	TAXES ON INCOME (Cont.)

d.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2005	2006

Deferred tax assets:
Net operating losses carry forward	$5,961	$11,412
Acquired intangibles	6,802	6,881
Other	5,833	5,679

Deferred tax assets before valuation allowance	18,596	23,972
Valuation allowance	(10,260)	(6,577)

Deferred tax assets	8,336	17,395

Deferred tax liabilities:
Acquired intangibles	(2,493)	(33,130)

Deferred tax assets (liabilities), net	$5,843	$(15,735)

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from tax loss carry forwards and other reserves and allowances due to uncertainty concerning realization of these deferred tax assets.

Decrease in valuation allowance in 2006 amounted to $ 3,683 resulted from decrease of $ 5,753 related to business combinations, and increase of $ 2,070 related to operations.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	–	TAXES ON INCOME (Cont.)

e.	A reconciliation of the Company’s effective tax rate to the statutory tax rate in Israel is as follows:

	Year ended December 31,
	2004	2005	2006

Income before taxes on income, as reported in the consolidated
statements of income	$23,638	$37,471	$30,992

Statutory tax rate in Israel	35%	34%	31%
Approved and Privileged enterprise benefits *)	-	(1.9)%	(14.6)%
Changes in valuation allowance	(27.2)%	(30.8)%	3.8%
Foreign earnings taxed at different rates	-	-	(7.4)%
Accounting for acquired In-process research and development	-	-	14.6%
Other	2.0%	1.1%	0.3%

Effective tax rate	9.8%	2.4%	27.7%

*) Net earnings per ordinary share - amounts of the benefit resulting from the "Approved and Privileged Enterprise" status
Basic	$-	$0.02	$0.09

Diluted	$-	$0.01	$0.09

f.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2004	2005	2006

Domestic	$15,367	$30,681	$33,629
Foreign *)	8,271	6,790	(2,637)

	$23,638	$37,471	$30,992

*) The loss before taxes in 2006 arose as a result of write off of acquired In Process Research and Development of approximately $ 13,000.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	–	TAXES ON INCOME (Cont.)

g.	Taxes on income are comprised as follows:

	Year ended December 31,
	2004	2005	2006

Current	$2,319	$5,743	$6,403
Deferred	-	(4,841)	$2,187

	$2,319	$902	$8,591

Domestic	$1,836	$1,553	$5,892
Foreign	483	(651)	$2,698

	$2,319	$902	$8,591

NOTE 14:	–	SHAREHOLDERS’ EQUITY

a.	The Ordinary shares of the Company are traded on the Tel Aviv Stock Exchange and its ADS’s are traded on NASDAQ.

In December 2005 the Company effected a secondary public offering of its ADS’s on NASDAQ. The Company issued 9,200,000 shares at a price of $ 23.13 per share before underwriting and issuance expenses. Total net proceeds from the issuance amounted to approximately $ 201,724.

b.	Share option plans:

In 1995, the Company adopted an employee share option plan (“the 1995 Option Plan”). Under the 1995 option plan, employees and officers of the Company may be granted options to acquire Ordinary shares. The options to acquire Ordinary shares, which may only be determined by the Board of Directors of the Company, are granted at an exercise price, subject to certain exceptions, of not less than the fair market value of the Ordinary shares on the grant date. 16,691,132 options of the 1995 Option Plan were granted.

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

In 2001, the Company adopted the 2001 Stock Option Plan (“the 2001 Option Plan”). The options to acquire Ordinary shares, which may only be determined by the Board of Directors of the Company, are granted at an exercise price, of not less than the fair market value of the Ordinary shares on the grant date. 5,919,500 options of the 2001 Option Plan were granted. Unless otherwise determined by the Company’s Board of Directors as of the date of grant, the stock options expire six years after the date of grant.

In 2003, the Company adopted the 2003 Stock Option Plan (“the 2003 Option Plan”). Under the 2003 option plan, employees and officers of the Company may be granted options to acquire Ordinary shares. The options to acquire Ordinary shares, which may only be determined by the Board of Directors of the Company, are granted at an exercise price, subject to certain exceptions, of not less than the fair market value of the Ordinary shares on the grant date. 6,739,000 options of the 2003 Option Plan were granted. Unless otherwise determined by the Company’s Board of Directors as of the date of grant, the stock options expire six years after the date of grant.

On December 21, 2006, the shareholders of the Company approved an increase to the pool of shares reserved under the Company’s 2003 employee stock option plan by an additional amount of 1,300,000 Ordinary shares.

c.	Employee Stock Purchase Plan (“ESPP”):

In February 1999, the Company’s Board of Directors adopted the Employee Stock Purchase Plan (“the Purchase Plan”). Eligible employees can have up to 10% of their earnings withheld, up to certain maximums, to be used to purchase Ordinary shares. Up to 2006, the price of Ordinary shares purchased under the Purchase Plan was equal to 85% of the lower of the fair market value of the Ordinary shares on the commencement date of each offering period or on the semi-annual purchase date. On December 2005, the Board of Directors amended the plan effective January 1, 2006, so that the price of Ordinary shares purchased under the Purchase Plan will equal to 95% of Ordinary share price fair market value of the Ordinary shares on the semi-annual purchase date.

During 2004, 2005 and 2006, employees purchased 279,826, 334,090 and 8,570 shares at average prices of $ 8.10, $ 12.94 and $ 26.73 per share, respectively.

d.	Stock split:

On May 17, 2006, the Company affected a two-for-one stock split on its Ordinary shares which was affected in the form of a 100% stock dividend. Shareholders of record at the close of business on May 30, 2006, the record date, received one additional Ordinary Share/ADR for each Ordinary Share/ADR held. All Ordinary share options and per share amounts have been adjusted to give retroactive effect to the stock split for all periods presented.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:	–	SHAREHOLDERS’ EQUITY (Cont.)

e.	Dividends:

Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel may be converted to dollars on the basis of the exchange rate prevailing at the date of the conversion. The Company does not intend to pay cash dividends in the foreseeable future.

f.	Increase in authorized share capital:

On December 21, 2006, the shareholders of the Company approved an Amendment to the Company’s Memorandum and Articles of Association in order to increase the authorized share capital from 75,000,000 to 125,000,000 Ordinary shares.

NOTE 15:	–	MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

a.	Geographical segments:

In 2006, following the expansion of the operations in certain regions, the Company determined that the various regions are considered reportable segments and provided summarized financial information as set forth below.

Revenues in each geographical segment represent revenues originating from that reportable segment.

	Year ended December 31, 2006
	Americas	EMEA*)	APAC**)	Not allocated	Total

Revenues	$241,307	$112,541	$55,796	$-	$409,644

Gross profit (loss)	$141,797	$70,028	$37,097	$(13,492)	$235,430

Operating expenses	$59,766	$30,326	$10,169	$118,072	$218,333

Operating income (loss)	$82,031	$39,702	$26,928	$(131,564)	$17,097

	Year ended December 31, 2005
	Americas	EMEA*)	APAC**)	Not allocated	Total

Revenues	$163,286	$99,348	$48,476	$-	$311,110

Gross profit (loss)	$92,885	$61,184	$33,421	$(12,606)	$174,884

Operating expenses	$44,145	$25,448	$6,721	$66,484	$142,798

Operating income (loss)	$48,740	$35,735	$26,700	$(79,089)	$32,086

*)	Includes Europe, the Middle East (including Israel) and Africa

**)	Includes Asia Pacific

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:	–	MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

The following presents long-lived assets of December 31, 2006 and December 31, 2005:

	Year ended December 31,
	2005	2006

Americas	$41,479	$261,408
EMEA	44,991	82,966
APAC	2,261	3,051

	$88,731	$347,425

b.	Product lines:

Total revenues from external customers on the basis of the Company’s product lines are as follows:

	Year ended December 31,
	2004	2005	2006

Enterprise Interaction Solutions	$194,111	$237,353	$300,920
Public Safety and Security sector	58,532	73,757	108,724

	$252,643	$311,110	$409,644

c.	Major customer data as a percentage of total revenues:

Customer A	19%	21%	16%

NOTE 16:	–	SELECTED STATEMENTS OF INCOME DATA

a.	Research and development, net:

	Year ended December 31,
	2004	2005	2006

Total costs	$27,512	$33,404	$47,963
Less - grants and participations	(1,341)	(1,702)	(1,858)
Less - capitalization of software development costs	(1,305)	(806)	(1,225)

	$24,866	$30,896	$44,880

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:	–	SELECTED STATEMENTS OF INCOME DATA (Cont.)

b.	Financial income, net:

Financial income:

	Year ended December 31,
	2004	2005	2006

Interest and amortization/accretion of premium/discount of marketable securities	$2,349	$4,073	$6,848
Interest	1,425	1,979	7,061
Foreign currency translation	1,078	258	1,434

	4,852	6,310	15,343

Financial expenses:
Foreign currency translation	(894)	(542)	(1,455)
Other	(402)	(370)	(616)

	(1,296)	(912)	(2,071)

	$3,556	$5,398	$13,272

c.	Net earnings per share:

The following table sets forth the computation of basic and diluted net earnings per share:

1.	Numerator:

		Year ended December 31,
		2004	2005	2006

	Numerator for basic and diluted net earnings per share -
	Net income from continuing operations	$21,319	$36,569	$22,401
	Net income from discontinued operation	3,236	-	-

	Net income available to Ordinary shareholders	$24,555	$36,569	$22,401

2.	Denominator (in thousands):

	Denominator for basic net earnings per share -
	Weighted average number of shares	34,994	38,242	49,572

	Effect of dilutive securities:
	Add - Employee stock options	2,396	3,042	2,429
	Add - ESPP	16	8	1

	Denominator for diluted net earnings per share - adjusted
	weighted average shares	37,406	41,292	52,002

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NICE-SYSTEMS LTD. By: /s/ Haim Shani —————————————— Haim Shani Chief Executive Officer

Date: June 13, 2007