Form 20-F
period 2007-12-31
NICE SYSTEMS LTD
filed 2008-04-14
CIK 1003935

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-27466

NICE-SYSTEMS LTD.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant's name into English)

Israel

(Jurisdiction of incorporation or organization)

8 Hapnina Street, P.O. Box 690, Ra'anana 43107, Israel

(Address of principal executive offices)

Dafna Gruber, +972-9-7753151, dafna.gruber@nice.com, 8 Hapnina Street, P.O.Box 690, Ra'anana 43107, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

59,825,653 Ordinary Shares, par value NIS 1.00 Per Share (which includes 412,841 restricted shares)

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

☐ Yes     ☒ No

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

☒ Yes     ☐ No

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

        Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP

☐	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

        If "Other" has been checked in response to the previous question indicate by check mark which financial statements the registrant has elected to follow:

☐ Item 17     ☐ Item 18

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes     ☒ No

PRELIMINARY NOTE

        This annual report contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to NICE's business, financial condition and results of operations. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should," "strategy," "continue," "goal" and "target" and similar expressions, as they relate to NICE or its management, are intended to identify forward-looking statements. Such statements reflect the current views and assumptions of NICE with respect to future events and are subject to risks and uncertainties. The forward-looking statements relate to, among other things: operating results; anticipated cash flows; gross margins; adequacy of resources to fund operations; our ability to maintain our average selling prices despite the aggressive marketing and pricing strategies of our competitors; our ability to maintain and develop profitable relationships with our key distribution channels, one of which constitutes 13% of our revenues; the financial strength of our key distribution channels; and the market's acceptance of our technologies, products and solutions.

        In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. Many factors could cause the actual results, performance or achievements of NICE to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, changes in business strategy and various other factors, both referenced and not referenced in this annual report. These risks are more fully described under Item 3, "Key Information - Risk Factors" of this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. NICE does not intend or assume any obligation to update these forward-looking statements. Investors should bear this in mind as they consider forward-looking statements and whether to invest or remain invested in NICE-Systems Ltd.'s securities.

        In this annual report, all references to "NICE," "we," "us" or "our" are to NICE-Systems Ltd., a company organized under the laws of the State of Israel, and its wholly owned subsidiaries. For a list of our significant subsidiaries, please refer to page 51 of this annual report.

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

Selected Financial Data

        The following selected consolidated financial data as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007 have been derived from our audited Consolidated Financial Statements. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The consolidated selected financial data as of December 31, 2003, 2004 and 2005 and for the years ended December 31, 2003 and 2004 have been derived from other Consolidated Financial Statements not included in this annual report and have also been prepared in accordance with U.S. GAAP and audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and notes thereto and other financial information included elsewhere in this annual report.

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(U.S. dollars in thousands, except per share data)

OPERATING DATA:
Revenues
Products	$168,055	$182,616	$206,355	$261,098	$316,888
Services	56,203	70,027	104,755	148,546	200,486

Total revenues	224,258	252,643	311,110	409,644	517,374

Cost of revenues
Products	64,231	64,432	67,543	84,675	89,373
Services	42,084	49,876	68,683	89,539	116,969

Total cost of revenues	106,315	114,308	136,226	174,214	206,342

Gross profit	117,943	138,335	174,884	235,430	311,032

Operating expenses:
Research and development, net	22,833	24,866	30,896	44,880	59,632
Selling and marketing	53,351	61,855	72,829	95,190	120,592
General and administrative	29,840	31,269	37,742	60,463	85,089
Amortization of acquired intangible
assets	350	317	1,331	4,918	9,175
In process research and development
write-off	-	-	-	12,882	3,710
Other special charges	7,082	-	-	-	-

Total operating expenses	113,456	118,307	142,798	218,333	278,198

Operating income	4,487	20,028	32,086	17,097	32,834
Financial income, net	2,034	3,556	5,398	13,272	14,824
Other income (expenses), net	292	54	(13)	623	(24)

Income before taxes on income	6,813	23,638	37,471	30,992	47,634
Taxes on income	1,205	2,319	902	8,591	10,254

Net income from continuing operations	5,608	21,319	36,569	22,401	37,380
Net income from discontinuing operations	1,483	3,236	-	-	-

Net income)	$7,091	$24,555	$36,569	$22,401	$37,380

Basic earnings per share:
Continuing operations	$0.18	$0.61	$0.95	$0.45	$0.69
Discontinued operations	0.04	0.09	-	-	-

Net earnings	$0.22	$0.70	$0.95	$0.45	$0.69

Weighted average number of shares used in
computing basic earnings per share (in
thousands)	32,076	34,994	38,242	49,572	53,921

Diluted earnings per share:
Continuing operations	$0.17	$0.57	$0.89	$0.43	$0.67
Discontinued operations	0.04	0.09	-	-	-

Net earnings	$0.21	$0.66	$0.89	$0.43	$0.67

Weighted average number of shares used in
computing diluted earnings per share (in
thousands)	33,562	37,406	41,292	52,002	55,926

	At December 31,
	2003	2004	2005	2006	2007

BALANCE SHEET DATA:
Working capital	$56,174	$51,428	$274,708	$111,800	$152,883
Total assets	249,415	298,311	617,250	784,344	1,192,334
Total debt	-	-	-	-	-
Shareholders' equity	176,831	222,871	487,041	569,574	903,794

Risk Factors

General Business Risks Relating to Our Business and Market

The markets in which we operate are characterized by rapid technological changes and frequent new products and service introductions. We may not be able to keep up with these rapid technological and other changes.

        We operate in several markets, each characterized by rapidly changing technology, new product introductions and evolving industry standards. The introduction of products embodying new technology and the emergence of new industry standards can render existing products obsolete and unmarketable and can exert price pressures on existing products. A number of existing and potential competitors might introduce new and enhanced products that could adversely affect the competitive position of our products. Our most significant market is the market for voice recording platforms and related enhanced applications (or Voice Platforms and Applications). Voice Platforms and Applications are utilized by the enterprise sector, which includes entities operating in the contact center, trading floor, branches, home agents and back offices, and by the security sector, which includes homeland security and first responders, transportation organizations and the public and private sector, to capture, store, retrieve and analyze recorded data. The market for our Voice Platforms and Applications is, in particular, characterized by a group of highly competitive vendors that are introducing rapidly changing competitive offerings around evolving industry standards.

        Our ability to anticipate changes in technology and industry standards and to successfully develop and introduce new, enhanced and competitive products, on a timely basis, in all the markets in which we operate, will be a critical factor in our ability to grow and be competitive. As a result, we expect to continue to make significant expenditures on research and development, particularly with respect to new software applications, which are continuously required in all our business areas. The convergence of voice and data networks and wired and wireless communications could require substantial modification and customization of our current multi-dimensional products and business models, as well as the introduction of new multi-dimensional products. Further, customer acceptance of these new technologies may be slower than we anticipate. We cannot assure that the market or demand for our products and solutions will grow as rapidly as we expect, if at all, that we will successfully develop new products or introduce new applications for existing products, that such new products and applications will achieve market acceptance or that the introduction of new products or technological developments by others will not render our products obsolete. In addition, our products must readily integrate with major third party security, telephone, front-office and back-office systems. Any changes to these third party systems could require us to redesign our products, and any such redesign might not be possible on a timely basis or achieve market acceptance. Our inability to develop products that are competitive in technology and price and responsive to customer needs could have a material adverse effect on our business, financial condition and results of operations. Additional factors that could have a material adverse effect on our business, financial condition and results of operations include industry specific factors; our ability to continuously develop, introduce and deliver commercially viable products, solutions and technologies; the market’s rate of acceptance of the product solutions and technologies we offer; and our ability to keep pace with market and technology changes and to compete successfully.

Our business could be materially adversely affected as a result of the risks associated with acquisitions and investments. In particular, we may not succeed in making additional acquisitions or be effective in integrating such acquisitions.

        As part of our growth strategy, we have made a number of acquisitions and expect to continue to make acquisitions. We frequently evaluate the tactical or strategic opportunity available related to complementary businesses, products or technologies. The process of integrating an acquired company’s business into our operations, including the business of Actimize Ltd., and/or of investing in new technologies, may result in unforeseen operating difficulties and large expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business. Other risks commonly encountered with acquisitions include the effect of the acquisition on our financial and strategic position and reputation, the failure of the acquired business to further our strategies, the inability to successfully integrate or commercialize acquired technologies or otherwise realize anticipated synergies or economies of scale on a timely basis, and the potential impairment of acquired assets. Moreover, there can be no assurance that the anticipated benefits of any acquisition or investment will be realized. Future acquisitions or investments could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, and amortization expenses related to intangible assets, any of which could have a material adverse effect on our operating results and financial condition. There can be no assurance that we will be successful in making additional acquisitions or effective in integrating such acquisitions into our existing business. In addition, if we consummate one or more significant acquisitions in which the consideration consists, in whole or in part, of ordinary shares or American Depositary Shares (ADSs), representing our ordinary shares, shareholders would suffer dilution of their interests in us. We have also invested in companies which can still be considered in the start-up or development stages. These investments are inherently risky as the market for the technologies or products they have under development are typically in the early stages and may never materialize. We could lose our entire initial investment in these companies.

We have expanded into new markets and may not be able to manage our expansion and anticipated growth effectively.

        Over the last few years we have established a sales management and service infrastructure in Asia and the Pacific (the APAC region), by recruiting sales management and service personnel in order to bring about further growth in revenue in the Asia Pacific market and have expanded our professional services group to include business consultants. Also, since 2002 we have been expanding our presence in Europe (mainly in the United Kingdom) and in the Middle East and Africa (the EMEA region) through organic growth and through acquisitions. We may establish additional operations within these regions or in other regions where growth opportunities are projected. However, we cannot assure you that our revenues will increase as a result of this expansion or that we will be able to recover the expenses we incurred in effecting the expansion. Our failure to effectively manage our expansion of our sales, marketing, service and support organizations could have a negative impact on our business. To accommodate our global expansion, we are continuously implementing new or expanded business systems, procedures and controls. There can be no assurance that the implementation of such systems, procedures, controls and other internal systems can be completed successfully.

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

        In 2002, we entered into a manufacturing agreement with Flextronics Israel Ltd., a subsidiary of Flextronics, a global electronics manufacturing, services company. Under this agreement, Flextronics provides us with a comprehensive manufacturing solution that covers all aspects of the manufacture of our products from order receipt to product shipment, including purchasing, manufacturing, testing, configuration, and delivery services. This agreement covers all of our products. As a result of these arrangements, we are dependent on Flextronics to process orders and manufacture our products. Consequently, the manufacturing process of our products is not in our direct control.

        We may from time to time experience delivery delays due to the inability of Flextronics to consistently meet our quality or delivery requirements and we may experience production interruptions if Flextronics is for any reason unable to continue the production of our products. Should we have on-going performance issues with our contract manufacturers, the process to move from one contractor to another is a lengthy and costly process that could affect our ability to execute customer shipment requirements and/or might negatively affect revenue and/or costs. If this manufacturer or any other manufacturer were to cancel contracts or commitments with us or fail to meet the quality or delivery requirements needed to satisfy customer orders for our products, we could lose time-sensitive customer orders and have significantly decreased quarterly revenues and earnings, which would have a material adverse effect on our business, results of operations and financial condition.

Incorrect or improper use of our products or failure to properly provide training, consulting, implementation and maintenance services could result in negative publicity and legal liability.

        Our products and solutions are complex and are deployed in a wide variety of network environments. The proper use of our software requires extensive training and, if our software products are not used correctly or as intended, inaccurate results may be produced. Our products may also be intentionally misused or abused by clients who use our products. The incorrect or improper use of our products or our failure to properly provide training, consulting, implementation and maintenance services to our clients may result in losses suffered by our clients, which could result in negative publicity and product liability or other legal claims against us.

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

We rely on software from third parties. If we lose the right to use that software, we would have to spend additional capital to redesign our existing software or develop new software.

        We integrate various third party software products as components of our products. We utilize third party software products to enhance the functionality of our products. Our business could be disrupted if functional versions of this software were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required to spend additional capital to either redesign our software to function with alternate third party software or develop these components ourselves. We might as a result be forced to limit the features available in our current or future product offerings and the commercial release of our products could be delayed.

The European Union has issued directives relating to the sale in member countries of electrical and electronic equipment, including products sold by us. If our products fail to comply with these directives, we could be subject to penalties and sanctions that could materially adversely affect our business.

        A directive issued by the European Union on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, or “RoHS,” came into effect on July 1, 2006. The RoHS directive lists lead, mercury, cadmium, hexavalent chromium, polybrominated biphenyls and polybrominated diphenyl ethers, which must either be removed or reduced to within maximum permitted concentrations in any products containing electrical or electronic components that are sold within the European Union. Our products meet the requirements of the RoHS directive and we are making every effort in order to maintain compliance, without otherwise adversely affecting the quality and functionalities of our products. Our inability or failure to comply with these regulations, including by reason of failure by our suppliers to comply with the directive, may restrict us for a period of time from conducting certain business in the European Union and could have a material adverse effect on our results of operations.

        A further directive on Waste Electrical and Electronic Equipment, or “WEEE,” published by the European Union in 2003, promotes waste recovery with a view to reducing the quantity of waste for disposal and saving natural resources, in particular by reuse, recycling and recovery of waste electrical and electronic equipment. The WEEE directive covers 10 categories of electrical and electronic equipment regardless if used by consumers or by professional users. The directive, which partly came into effect in August 2005, requires that all new electrical and electronic equipment put on the Community market be appropriately labeled regarding waste disposal and contains other obligations regarding the collection and recycling of waste electrical and electronic equipment. Our products fall within the scope of the WEEE directive, and we have set up the operational and financial infrastructure required for collection and recycling of WEEE, as stipulated in the WEEE directive, including product labeling, registration and the joining of compliance schemes. We are taking and will continue to take all requisite steps to ensure compliance with this directive. If we fail to maintain compliance, we may be restricted from conducting certain business in the European Union, which could adversely affect our results of operations.

        The countries of the European Union, as a single market for our products, accounted in 2007 for approximately 22% of our revenues. If our products fail to comply with WEEE or RoHS directives or any other directive issued from time to time by the European Union, we could be subject to penalties and other sanctions that could have a material adverse affect on our results of operations and financial condition.

Risks associated with our distribution channels and key strategic partners may materially adversely affect our financial results.

        We have agreements in place with many distributors, dealers and resellers to market and sell our products and services in addition to our direct sales force. We derive a significant percentage of our revenues from one of our distributor channels and new channels may, in the future, account for a significant percentage of our revenues. Avaya, our largest global distribution channel, accounted for approximately 21%, 16% and 13% of our revenues in 2005, 2006 and 2007, respectively. Our financial results could be materially adversely affected if our contracts with distribution channels or our other partners were terminated, if our relationship with our distribution channels or our other partners were to deteriorate or if the financial condition of our distribution channels or our other partners were to weaken. Additionally, our competitors’ ability to penetrate our strategic relationships, particularly our relationship with Avaya, one of the leading global providers of enterprise business communication platforms in voice, e-business and data, may result in a significant reduction of sales through that channel. Moreover, our current distribution channels or other partners may decide to enter into our markets in competition with us, which will likely result in the termination of our relationship and may lead to a significant reduction in sales through related channels.

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

Our uneven sales patterns could significantly impact our revenues and earnings.

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

We might recognize a loss with respect to our investments in financial instruments.

We invest most of our cash in a variety of financial instruments. If the obligor of any of the instruments we hold defaults or undergoes a reorganization in bankruptcy, we may lose a portion of such investment and our financial income may decrease. In addition, to the extent there is a general downturn in the credit markets, which could adversely affect the liquidity of our investments, or if the credit rating of our investments is downgraded, we might recognize some loss. For information on the types of our investments, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in this annual report.

If we lose our key personnel or cannot recruit additional personnel, our business may suffer.

        If our growth continues, we will be required to hire and integrate new employees. Recruiting and retaining qualified engineers and computer programmers to perform research and development and to commercialize our products, as well as qualified personnel to market and sell those products, are critical to our success. As of December 31, 2007, approximately 25% of our employees were devoted to research and product development and approximately 20% were devoted to marketing and sales. There can be no assurance that we will be able to successfully recruit and integrate new employees. There is often intense competition to recruit highly skilled employees in the technology industry. We may also experience personnel changes as a result of our move from multimedia recording equipment towards business performance solutions. An inability to attract and retain highly qualified employees may have an adverse effect on our ability to develop new products and enhancements for existing products and to successfully market such products, all of which would likely have a material adverse effect on our results of operations and financial position. Our success also depends, to a significant extent, upon the continued service of a number of key management, sales, marketing and development employees, the loss of any of whom could materially adversely affect our business, financial condition and results of operations.

Operating internationally exposes us to additional and unpredictable risks.

        We sell our products and solutions throughout the world and intend to continue to increase our penetration of international markets. In 2005, 2006 and 2007, approximately 99% of our total sales were derived from sales to customers outside of Israel, and approximately 53%, 54% and 52%, respectively, of our total sales were made to customers in North America. A number of risks are inherent in international transactions. Our future results could be materially adversely affected by a variety of factors including changes in exchange rates, general economic conditions, regulatory requirements, tax structures or changes in tax laws, and longer payment cycles in the countries in our geographic areas of operations. International sales and operations may be limited or disrupted by the imposition of governmental controls and regulations, export license requirements, political instability, trade restrictions, changes in tariffs and difficulties in managing international operations. We cannot assure you that one or more of these factors will not have a material adverse effect on our international operations and, consequently, on our business, financial condition and results of operations.

Inadequate intellectual property protections could prevent us from enforcing or defending our intellectual property and we may be subject to liability in the event our products infringe on the proprietary rights of third parties and we are not successful in defending such claims.

        Our success is dependent, to a significant extent, upon our proprietary technology. We currently hold 46 U.S. patents and 64 patents issued in additional countries covering substantially the same technology as the U.S. patents. We have over 155 patent applications pending in the United States and other countries. We rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure and non-competition agreements, as well as third party licenses to establish and protect the technology used in our systems. However, we cannot assure you that such measures will be adequate to protect our proprietary technology, that competitors will not develop products with features based upon, or otherwise similar to our systems, or that third party licenses will be available to us or that we will prevail in any proceeding instituted by us in order to enjoin competitors from selling similar products. Although we believe that our products do not infringe upon the proprietary rights of third parties, we cannot assure you that one or more third parties will not make a contrary claim or that we will be successful in defending such claim.

        We generally distribute our software products under software license agreements that restrict the use of our products by terms and conditions prohibiting unauthorized reproduction or transfer of the software products. However, effective copyrights and other intellectual property rights protection may be inadequate or unavailable to us in every country in which our software products are available, and the laws of some foreign countries may not be as protective of intellectual property rights as those in Israel and the United States.

        From time to time, we receive “cease and desist” letters alleging patent infringements. No formal claims or other actions have been filed with respect to such alleged infringements, except for claims filed by Dictaphone (which have since been settled and dismissed) and Verint America Inc. (formerly Witness Systems, Inc.) (see Item 8, “Financial Information–Legal Proceedings” in this annual report). We believe that none of these allegations has merit. We cannot assure you, however, that we will be successful in defending against the claims that have been asserted or any other claims that may be asserted. We also cannot assure you that such claims will not have a material adverse effect on our business, financial condition, or operations. Defending infringement claims or other claims could involve substantial costs and diversion of management resources.

        In addition, to the extent we are not successful in defending such claims, we may be subject to injunctions with respect to the use or sale of certain of our products or to liabilities for damages and may be required to obtain licenses which may not be available on reasonable terms, any of which may have a material adverse impact on our business or financial condition.

We use certain “open source” software tools that may be subject to intellectual property infringement claims, the assertion of which could impair our product development plans, interfere with our ability to support our clients or require us to pay licensing fees.

        Certain of our software products contain a limited amount of open source code and we may use more open source code in the future. Open source code is code that is covered by a license agreement that permits the user to liberally use, copy, modify and distribute the software without cost, provided that users and modifiers abide by certain licensing requirements. The original developers of the open source code provide no warranties on such code.

        As a result of our use of open source software, we could be subject to suits by parties claiming ownership of what we believe to be open source code and we may incur expenses in defending claims that we did not abide by the open source code license. If we are not successful in defending against such claims, we may be subject to monetary damages or be required to remove the open source code from our products. Such events could disrupt our operations and the sales of our products, which would negatively impact our revenues and cash flow.

        In addition, under certain conditions, the use of open source code to create derivative code may obligate us to make the resulting derivative code available to others at no cost. The circumstances under which our use of open source code would compel us to offer derivative code at no cost are subject to varying interpretations. If we are required to publicly disclose the source code for such derivative products or to license our derivative products that use an open source license, our previously proprietary software products may be available to others without charge. If this happens, our customers and our competitors may have access to our products without cost to them, which could harm our business.

        We monitor our use of such open source code to avoid subjecting our products to conditions we do not intend. The use of such open source code, however, may ultimately subject some of our products to unintended conditions so that we are required to take remedial action that may divert resources away from our development efforts.

Undetected problems in our products could directly impair our financial results and we could face potential product liability claims against us.

        If flaws in the design, production, assembly or testing of our products and solutions (by us or our suppliers) were to occur, we could experience a rate of failure in our products or solutions that would result in substantial repair, replacement or service costs and potential liability and damage to our reputation. There can be no assurance that our efforts to monitor, develop, modify and implement appropriate test and manufacturing processes for our products or solutions will be sufficient to permit us to avoid a rate of failure in our products or solutions that results in substantial delays in shipment, significant repair or replacement costs or potential damage to our reputation, any of which could have a material adverse effect on our business, results of operations and financial condition.

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

We face risks relating to large projects in the security market.

        Some of the customer projects for which we offer our security products, solutions and related services are growing in size. The larger and more complex such projects are, the greater the risks associated with such projects. These risks may include our exposure to penalties and liabilities resulting from a breach of contract, our ability to fully integrate our products with third party products and complex environments, and our dependency upon subcontractors for the successful and timely completion of such projects. Also, we may be held liable for the failure of our subcontractors, from whom we may have no recourse. In addition, there may be more fluctuations in cash collection and revenue recognition with respect to such projects.

The markets in which we operate are highly competitive and we may be unable to compete successfully.

        The market for our products, solutions and related services, in general, is highly competitive. Additionally, some of our principal competitors, such as Verint Systems, Inc., may have significantly greater resources and larger customer bases than we do. We have seen evidence of price reductions by some of our competitors and expect to continue to see such behavior in the future, which, if we are required to match such discounting, will adversely affect our gross margins and results of operations. To date, we have been able to manage our product design and component costs. However, there can be no assurance that we will be able to continue to achieve reductions in component and product design costs. Further, the relative and varying rates of increases or decreases in product price and cost could have a material adverse impact on our earnings.

        We are expanding the scope of our Voice Platforms and Applications to Enterprise Performance Management solutions, with a focus on analytic software solutions that are based on voice and data content analysis, including data based on transactions. The market for such content analysis applications is still in its early phases. Successful positioning of our products is a critical factor in our ability to maintain growth. Furthermore, new potential entrants from the traditional enterprise business intelligence and business analytics sector may decide to develop recording and content analysis capabilities and compete with us in this emerging opportunity. As a result, we expect to continue to make significant expenditures on marketing. We cannot ensure that the market awareness or demand for our new products will grow as rapidly as we expect, or if at all, that we will successfully develop new products or introduce new applications for existing products, that such new products and applications will achieve market acceptance or that the introduction of new products or technological developments by others will not adversely impact the demand for our products.

        The operational risk management market has emerged only in recent years and is highly competitive and fragmented. Our software solutions in this field compete with software developed internally by potential clients as well as software and other solutions offered by competitors.

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

        The Voice-over-Internet-Protocol (or VoIP) contact center and trading market is highly competitive and we may be unable to compete successfully. The recent expansion of VoIP into contact centers and trading floors may allow one or more of our competitors to take a leadership position with respect to this technology. Strategic partners may change their vendor preference as a result or may develop embedded VoIP recording as part of the VoIP switch or networking infrastructure. Successful marketing of our products and services to our customers and partners will be critical to our ability to maintain growth. We cannot assure you that our products or existing partnerships will permit us to compete successfully.

Unfavorable economic and market conditions and reduced information technology spending may lead to a decreased demand for our products and services and may harm our business, financial condition and results of operations.

        We are subject to the effects of general global, economic and market conditions. Recent events in the financial market may have an impact on our enterprise business. Although to date we have not experienced any slowdown in this business, we cannot guarantee that there will be no implications going forward. To the extent that our business suffers as a result of such unfavorable economic and market conditions, our operating results may be materially adversely affected. In particular, many enterprises, telecommunications carriers and service providers may reduce spending in connection with contact centers, and many financial institutions may reduce spending related to trading floors and operational risk management. Budgets for IT-related capital expenditures at financial services and other institutions are typically cyclical in nature, with generally higher budgets in times of improving economic conditions and lower budgets in times of economic slowdowns. In addition, even at times when budgets for technology-related capital expenditures are relatively high, our clients may, due to imminent regulatory or operational deadlines or objectives or for other reasons, prioritize other expenditures over the operational risk management solutions that we offer.

        Customer purchase decisions may be significantly affected by a variety of factors, including trends in spending for information technology and enterprise software, market competition, capital expenditure prioritization, budgeting and the viability or announcement of alternative technologies. Furthermore, even when information technology is a priority, prospective customers that made significant investments in internally developed solutions or in point solutions would incur significant costs in switching to third-party enterprise-wide products such as ours. If these industry-wide conditions exist, they may have a material adverse impact on our business, financial condition and results of operations.

We depend on the success of our recording solutions.

        Our recording solutions are based on a computer telephony integrated multi-channel voice recording and retrieval system. We are dependent on the success of our recording solutions to maintain profitability. Our recording solutions currently generate, and in recent years have generated, more than half of our revenues, and we anticipate that our recording solutions will continue to account for a significant portion of our sales in the next several years. A significant decline in sales of our recording solutions, or a significant decrease in the profit margin on such solutions, could have a material adverse effect on our business, financial condition or results of operations.

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

        Our business, results of operations and financial condition could be materially adversely affected if laws, regulations or standards relating to our products or us are newly implemented or changed. In addition, our revenues would be harmed if we fail to adapt our products to changes in regulations applicable to the business of certain of our clients, such as securities trading, broker sales compliance and anti-money laundering laws and regulations.

If we fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, it could have a material adverse effect on our business, operating results and share price.

        The Sarbanes-Oxley Act of 2002 imposes certain duties on us. Our efforts to comply with the requirements of Section 404, which first applied to our financial statements for 2006, have resulted in increased general and administrative expenses and a devotion of management time and attention to compliance activities, and we expect these efforts to require the continued commitment of significant resources. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. In addition, we may identify material weaknesses or significant deficiencies in our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation and/or sanctions by regulatory authorities, and could have a material adverse effect on our business and operating results, investor confidence in our reported financial information, and the market price of our ordinary shares and ADSs.

Our quarterly results are likely to fluctuate, which could cause us to miss market expectations and as a result may impact the trading price of our ordinary shares.

        The trading price of our ordinary shares has experienced significant volatility in the past and may continue to do so in the future. Unfavorable changes, many of which are outside of our control, could have a material adverse affect on our business, operating results, and financial condition.

          Historically, our revenues have reflected seasonal fluctuations related to slower spending activities in the first quarter, and the increased activity related to the year-end purchasing cycles of many users of our products. We believe that we will continue to encounter quarter-to-quarter seasonality.

        We operate with certain backlog and we face factors such as timing and volume of orders within a given period that affect our ability to fulfill these orders and to determine the amount of our revenues within the period.

        We derive our sales primarily through indirect channels, making it more difficult for us to predict revenues because we depend partially on estimates of future sales provided by third parties. In addition, changes in our arrangements with our network of channel partners or in the products they offer, such as our recent introduction of new support programs for our customers, which combines support from our channel partners with back-end support from us, could affect the timing and volume of orders. Furthermore, our expense levels are based, in part, on our expectations as to future revenues. If our revenue levels are below expectations, our operating results are likely to be adversely affected, since most of our expenses are not variable in the short term.

        Due to the factors described above, it is possible that in a particular future quarter, our operating results may be below the expectations of public market analysts and investors. In this event, the price of our ordinary shares would likely decline.

Additional tax liabilities could materially adversely affect our results of operations and financial condition.

        As a global corporation, we are subject to income and other taxes both in Israel and various foreign jurisdictions. Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses. Additionally, the amount of income taxes paid is subject to our interpretation of applicable laws in the jurisdictions in which we do business. From time to time, we are subject to income and other tax audits. While we believe we comply with applicable tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes. Should we be assessed additional taxes, there could be a material adverse affect on our results of operations and financial condition.

Risks relating to Israel

Our business may be impacted by devaluation of the U.S. dollar against the NIS and inflation.

        Exchange rate fluctuations between the U.S. dollar and the NIS may negatively affect our earnings. A substantial majority of our revenues and a substantial portion of our expenses are denominated in U.S. dollars. However, a significant portion of the expenses associated with our Israeli operations, including personnel and facilities related expenses, are incurred in NIS. Consequently, inflation in Israel will have the effect of increasing the dollar cost of our operations in Israel, unless it is offset on a timely basis by a devaluation of the NIS relative to the U.S. dollar. In addition, if the value of the U.S. dollar decreases against the NIS, our earnings may be negatively impacted. In the past two years, the U.S. dollar has depreciated against the NIS. In 2007, the U.S. dollar depreciated against the NIS by 8.53% and inflation increased by 3.4%. From January 1, 2008, to March 26, 2008, the U.S. dollar depreciated against the NIS by an additional 9.25%. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the U.S. dollar against the NIS or of the NIS against the U.S. dollar. If the U.S. dollar cost of our operations in Israel increases and if the current trend of depreciation of the U.S. dollar against the NIS continues, our dollar-measured results of operations will be adversely affected. In addition, exchange rate fluctuations in currency exchange rates in countries other than Israel where we operate and do business may also negatively affect our earnings.

We are subject to the political, economic and military conditions in Israel.

        Our headquarters, research and development and main manufacturing facilities, as well as the facilities of Flextronics Israel Ltd., our key manufacturer, are located in the State of Israel, and we are directly affected by the political, economic and military conditions to which Israel is subject. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence between Israel and the Palestinians. Hamas, an Islamist movement responsible for many attacks, including missile strikes, against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority in January 2006 and took control of the entire Gaza Strip by force in June 2007. These developments have further strained relations between Israel and the Palestinian Authority. Further, in the summer of 2006, Israel engaged in a war with Hezbollah, a Lebanese Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. Acts of terrorism, armed conflicts or political instability in the region could negatively affect local business conditions and harm our results of operations. We cannot predict the effect on the region of any diplomatic initiatives or political developments involving Israel or the Palestinians or other countries in the Middle East. Furthermore, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as a result of an increase in hostilities. Our products are heavily dependent upon components imported from, and most of our sales are made to, countries outside of Israel. Accordingly, our operations could be materially adversely affected if trade between Israel and its present trading partners were interrupted or curtailed.

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

Our results may be affected by the availability of government grants and tax benefits. Our participation in these programs restricts our ability to freely transfer manufacturing rights and technology out of Israel.

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

        On April 1, 2005, an amendment to the Israeli law which deals with Approved Enterprises came into force. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in such law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment incorporates certain changes to both the criteria and procedure for obtaining “Approved Enterprise” status for an investment program, and changes to the tax benefits afforded in certain circumstances to “Approved Enterprises” under such law (which is referred to as a Privileged Enterprise following such amendment). The amendment applies to Approved Enterprise programs in which the year of commencement of benefits under the law is 2004 or later, unless such programs received approval from the applicable government authority prior to December 31, 2004, in which case the provisions of the amendment will not apply. We have one Privileged Enterprise program, which is covered by the amendment. While we believe that we meet the statutory conditions as set out in the amendment, there can be no assurance that the tax authorities in Israel will concur. Should this Privileged Enterprise program not be considered to meet the statutory conditions, our provision for income taxes will increase materially.

        As a result of the amendment, tax-exempt income generated under the provisions of the amended law, will subject us to taxes upon dividend distribution or complete liquidation.

        We do not intend to distribute any amounts of our undistributed tax exempt income as dividends as we intend to reinvest our tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to our Approved or Privileged Enterprise programs as the undistributed tax exempt income is essentially permanent in duration.

        Under Israeli law, products incorporating know-how developed with grants from the OCS are required to be manufactured in Israel, unless prior approval of a governmental committee is obtained. As a condition to obtaining this approval, we may be required to pay to the OCS up to 300% of the grants we received and to repay these grants on an accelerated basis, depending on the portion of manufacturing performed outside Israel. In addition, we are prohibited from transferring to third parties the technology developed with these grants without the prior approval of a governmental committee and, possibly, the payment of a fee. See Item 4, “Information on the Company–Research and Development” in this annual report, for additional information about OCS programs.

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

Future sales of our ADSs may impact the market price of our ADSs.

        If we or our shareholders sell substantial amounts of our ADSs in the public market, the market price of our ADSs could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Following an acquisition, shares of our ADSs held by new holders may become freely tradable.

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

Business Overview

        We are a leading provider of solutions that capture, manage and analyze unstructured multimedia content and transactional data enabling companies and public organizations to comply with internal and governmental regulations, enhance business and operational performance, address security threats and behave proactively. Unstructured multimedia content includes phone calls to contact centers, trading floors, branches, home agents and back offices, video captured by closed circuit cameras, radio communications between emergency services personnel, internet sessions, email and instant messaging and converged multimedia solutions for command and control centers. Our solutions include integrated, scalable, multimedia recording platforms, software applications and related professional services. These solutions address critical business processes and risk management, compliance procedures and security needs of companies and public organizations. Our solutions facilitate faster decision-making and near real-time action, improving business and employee performance, reducing exposure to operational risk such as fraud and compliance, and enhancing security and public safety. Our customers use our systems in a variety of enterprises, such as financial services, telecommunications, health care, outsourcers, retail, service providers and utilities. Our security solutions are primarily focused on homeland security and first responder organizations, transportation organizations, and the public and private sectors. Our solutions are deployed at over 24,000 customers, including over 85 of the Fortune 100 companies.

        For a breakdown of total revenues by products and services for each of the last three years, please see Item 5, “Operating and Financial Review and Prospects–Results of Operations.”

Industry Background and Trends

        Increased focus on productivity, operational performance and profitability. Companies are increasingly focused on improving productivity and increasing profitability by creating better-quality customer experiences and through achieving higher efficiencies across the enterprise. These objectives require organizations to better manage their customer, partner and employee relationships, analyze critical customer data, maximize the value of customer interactions and execute customer-focused business processes. Considering the high cost of acquiring new customers and the maturation of many industries, it is increasingly important to maximize revenue from the retention and continued satisfaction of current customers. Similarly, due to the high cost of hiring and training new employees, it is important for organizations to address employee concerns in a timely fashion to maximize employee retention and productivity.

        The contact center has emerged as the primary point of an enterprise’s interaction with its customers, rendering it essential to improving customer satisfaction and driving revenue. The importance of the contact center, combined with the complexity of the requirements for its effective management, have led to a need for an ever broadening set of management tools. Companies are seeking more advanced and more integrated solutions to enable quality monitoring, workforce management, performance management, analysis, feedback and coaching, to better utilize their resources.

        Companies have historically invested in business intelligence solutions and operational systems which rely on structured transactional data contained in Customer Relationship Management (CRM), Enterprise Resource Planning (ERP) and other application databases. Traditional business intelligence solutions unlock value contained in these structured data by collecting historical data, attempting to extract from it patterns which may predict future customer behavior. Recently, however, companies have recognized the value contained in other types of data, including the vast amounts of unstructured multimedia content that is generated by ongoing interactions with their customers, employees or partners. Furthermore, many operational decisions can be greatly enhanced by providing near real-time insight into both transactions and interactions. By employing software-based analytics on unstructured multimedia content, in combination with data from transactions, companies are able to detect customer intent, often through interactions in which a customer may express concerns or desires or provide other signals of their intentions. Equipped with such an “early detection” system, companies can take proactive measures to reduce customer churn, focus their marketing efforts, stop fraud, and address employee dissatisfaction. By better understanding unstructured data, companies can develop a more comprehensive view across the enterprise, increase revenue and improve service quality, productivity and profitability.

        Heightened regulatory and compliance requirements and the high cost of dispute resolution. Regulatory pressures have increased for corporations and public organizations worldwide. Such regulation is driven by both accounting scandals (e.g., the Sarbanes-Oxley Act) and security concerns (e.g., anti-money laundering legislation). Recent events in the financial industry may increase regulation. The hiring of additional finance and accounting employees and increased civil penalties and auditor expenses have raised the financial costs of both noncompliance and ongoing compliance. In addition, it continues to be important to be able to resolve certain communication disputes, such as between counterparties in a securities trade, in an efficient and definitive manner and to reduce fraud from the same trade. Existing business intelligence and other IT solutions have addressed these growing challenges to some degree. However, companies and public organizations require improved solutions that not only provide better compliance and fraud detection but also more current, near real-time information with increased operational visibility. These solutions need to reduce the costs associated with ongoing compliance, while creating the required audit trail for regulatory purposes.

        Internet Protocol adoption driving proliferation of multimedia content. VoIP is emerging as the standard for enterprise communications and is being deployed widely. The adoption of VoIP is expanding the type and volume of interactions between companies and their customers, employees and partners. This proliferation, together with businesses’ replacement of legacy communications systems and related infrastructure, has created additional growth in the need for IP-based communications solutions. To remain competitive, businesses use email, internet and other multimedia, IP-based communications, such as VoIP, in addition to traditional means of communications, such as mail and analog voice calls. Additionally, VoIP has enabled enterprises to rapidly and economically deploy contact center solutions to branch offices and other remote locations, including to agents working from their homes. Due to these and other trends, the amount and types of communications within businesses have increased dramatically. As a result, many businesses are faced with the increasing challenge of better understanding the variety of unstructured multimedia content generated by these customer, employee and partner interactions. Similarly, we believe the security market is beginning to migrate to multimedia IP-based technologies in an effort to respond to security threats and challenges in a cost-effective and flexible manner.

        Security challenges for public safety and homeland security. Terrorist attacks around the world have significantly changed the geopolitical landscape and created long-term consequences for public safety, security and intelligence agencies. In addition, transportation organizations, local authorities and government-related organizations have become increasingly aware of the benefits technology can provide in the areas of crime prevention and public safety. These organizations face new challenges in detecting, protecting against and effectively responding to threats to public safety and homeland security. As a result of these global trends, these organizations face the growing challenge of storing, managing and analyzing vast amounts of multimedia content generated by traditional and IP-based communications captured by an increasing variety of detection devices. The challenge is exacerbated by the proliferation of video data generated by both cameras deployed by the organizations as well as video streamed from citizens’ mobile phones. Emergency services and public organizations require increasingly sophisticated solutions to analyze this content in order to strengthen the measures they take for public safety and security. These solutions need to identify threats as they occur and analyze video footage to identify suspicious objects or behavior more quickly and effectively.

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

        Increased urbanization raises rates of crime and risks of terror attacks. Increased urbanization in both developed and developing countries results in higher rates of various types of crime (such as robbery, theft, murder and other assaults) and greater fears of terror attacks in city centers and other metropolitan areas and systems (such as mass transit). These growing concerns are driving large-scale security projects in these areas, aiming at improving the security of the citizens. These large-scale projects include installation and implementation of wide-scale security systems, which better synchronize and correlate multimedia data sources in order to assist law enforcement officials to detect and prevent crimes and terror attacks and investigate quickly in order to apprehend the suspects.

Our Strategy

The key elements of our strategy include the following:

        Drive adoption of our next-generation convergence analytics in both the enterprise and security markets. We intend to continue to address the growing unmet need to capture, manage and analyze unstructured data in a more accurate and timely fashion in a wide variety of business and operational environments. Furthermore, we aim to drive the combination of such insight from unstructured information with near real-time data from transactional systems, known as convergence analytics, to provides enterprises and organizations with a more complete and timely view of their operations. Accordingly, we plan to continue to target these opportunities through focused sales and marketing, by developing industry specific applications that are enabled or greatly enhanced by convergence analytics, and by providing value-added services that facilitate the implementation of our solutions. Moreover, we plan to continue to invest in research and development and strategic alliances to enhance our industry-leading solutions and deliver superior insight to drive improved operational and business results. We will continue to leverage the technology, operational and partnership synergies we derive from serving both the enterprise and the security markets.

        Continue to dominant the evolution of the contact center market and expand our differentiated end-to-end contact center solution. With the increasing strategic importance and complexity of the contact center, customers have a growing need for comprehensive management solutions. We believe our set of integrated and modular tools for contact center management represents a differentiated solution for our customers. We intend to augment and expand our offering of end-to-end solutions to maintain our industry leadership position.

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

        Expand and leverage our existing customer base, strategic alliances and global infrastructure. With over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies, we believe there are abundant opportunities to up-sell and cross-sell within our existing customer base by increasing their use of the full breadth of our product portfolio and by migrating them to our next-generation solutions. We also have strong strategic relationships with industry leaders such as Avaya Inc., Honeywell International Inc., IPC Systems, Inc., Motorola, Inc. and Orange Business Services. We intend to continue to leverage those and additional relationships to increase the value of our solutions to our end customers. We have a global infrastructure that can support, directly or through our partners, customers around the world 24 hours a day, seven days a week. We intend to utilize this infrastructure to address the growing needs of our customers.

        Continue to pursue selective acquisitions. We have a successful acquisition history spanning nine transactions over the past six years. We intend to continue augmenting our organic growth through additional acquisitions that broaden our product and technology portfolio, expand our presence in selected vertical markets and geographic areas, broaden our customer base, and increase our distribution channels and vertical market access. We believe our acquisition strategy is aligned with our customers’ desire to procure broader, higher value solutions from a smaller group of strategic vendors.

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

        End-to-end management and optimization of the contact center. We provide a set of modular tools that provide the enterprise with a comprehensive view of the contact center and powerful management capabilities. Our comprehensive solution enables the enterprise to address the essential management functions required in the contact center, including quality monitoring, workforce management, performance management, analytics and unified dashboards and reporting. These modular applications can be deployed separately or as a single unified solution depending on the customer’s needs. Our solutions enable organizations to:

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

        Enterprise-wide risk management platform with dozens of specific compliance, fraud prevention and money laundering specific solutions.  Our Actimize solutions are based on a scalable, proprietary software platform and flexible applications that address hundreds of compliance, fraud and money-laundering scenarios across an enterprise. Used by over 100 large financial services institutions, Actimize solutions monitor around a billion transactions a day, analyzing high volumes of complex data on a real-time basis and enabling customers to detect anomalous transactions, generate alerts and facilitate corrective actions.

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

        Our security solutions are comprised of voice platforms and applications, digital video platforms and applications, and lawful interception products. Our voice platforms and applications offering to the security market ranges in size and complexity from small, single-site single-recorder systems to large, multi-site, multi-recorder systems integrated with trunked radio and computer-aided dispatch systems. We provide emergency services and air traffic control organizations with a full range of recording features for voice, radio and trunked radio, including on-line access to hundreds of hours of recording for a quick response time, a choice of different types of archiving media, and a dubbing capability to edit calls on-line for courtroom presentations. The system enables the organizations to re-construct scenarios, investigate and improve performance. Our digital video platforms and applications provide continuous CCTV management, recording, archiving, analysis and debriefing capabilities that meet the needs of today’s demanding security environments. Our lawful interception products enable the interception, delivery, monitoring, collection and advanced analysis of telecommunication interactions. These products handle both telephony and Internet data on the same platform and are fully compliant with the international standards defined by the European Telecommunications Standards Institute (ETSI), under various European legislations, and the Telecommunications Industry Association (TIA), under the Communications Assistance for Law Enforcement Act (CALEA).

        Our operational risk compliance, fraud detection and anti-money-laundering, or AML, solutions for financial institutions are built on the Actimize enterprise software platform, incorporating a graphical development interface and case management dashboard with a real-time analytics detection engine. Our securities trading and broker sales practices compliance applications identify high-risk activities by monitoring and correlating various data elements that include transactions, accounts, traders and market activities. Our fraud prevention solutions pinpoint suspicious patterns and abnormal behavior within mountains of data to assist in the identification of financial crimes, both internal (such as employee fraud or rogue trading) and external (such as online and call center fraud, payment fraud, ATM fraud and more). Our AML solutions help institutions detect suspicious money transfer activities and money laundering related issues with new accounts (customer due diligence). Our applications include transaction monitoring and suspicious activity reporting for all types of financial services institutions, including securities, banking, insurance, credit card and money services industries. Our enterprise-wide platform serves as the foundation for the packaged applications we offer to our customers in the areas of securities trading and broker sales practices compliance, fraud prevention and AML, as detailed below.

Solutions	Markets Served	Purpose

NICE Perform	Enterprise and Security	Records and analyzes customer interactions with contact center agents, financial trading floors, investment banking and enterprises, with a separate suite of applications for contact centers and investment banking

NiceUniverse	Enterprise and Security	Evaluates agent performance and raises the level of customer service in contact centers through advanced voice and desktop screen recording technologies

NiceLog	Enterprise and Security	Provides digital voice recording system, a computer telephony integrated multi-channel voice recording and retrieval system

NICE VoIP Capture Unit	Enterprise and Security	Builds on NiceLog technology to provide a complete solution to audio storage in VoIP telephony

IEX TotalView	Enterprise and Security	Forecasts customer interactions, schedules agents with appropriate skills to manage and optimize level of customer service and resources

Performix	Enterprise	Maps enterprise business objectives to group and individual goals. Tracks and reports performance against these goals

NICE SmartCenter	Enterprise	Leverages the synergies of the combined capabilities of NICE Perform, IEX TotalView and Performix

NICE Storage Center	Enterprise and Security	Provides central storage option; integrates with various enterprise storage networks (SAN, NAS or DAS) for long term or medium term voice storage

NiceCall Focus III	Enterprise and Security	Provides a competitively priced voice recording system for organizations that have a relatively small number of input channels and a cost-effective solution for branch recording with centralized management and storage

NiceUniverse Compact	Enterprise and Security	Provides a competitively priced voice recording and quality management system for organizations that have a relatively small number of input channels and a cost-effective solution for small contact centers with centralized management and storage

Freedom Enterprise	Enterprise and Security	Provides recording and analysis of customer interactions with contact center agents

Freedom FT	Enterprise and Security	Provides high-level fault-tolerant recording

Actimize Global Trading Compliance	Enterprise - Financial Institutions - Securities	Monitors across an extensive range of products and issues to identify suspicious activities like front running, wash transactions, etc. and provides the tools needed to effectively manage investigations, workflow, reporting and audit tracking

Actimize Sales Practices	Enterprise - Financial Institutions - Securities	Ensures sales practices compliance suitability, registration, sales of mutual funds and annuities, approval levels of options and more - across the organization by monitoring transactions, accounts and sales representatives

MiFID compliance	Enterprise - Financial Institutions - Securities	Addresses surveillance and supervision requirements based on the European Union MiFID (Markets in Financial Instruments Directive), such as best execution, systematic internalization, transparency, client categorization, suitability, and conflicts of interest regulation

Actimize Employee Fraud	Enterprise - Financial Institutions - Fraud	Monitors firm employees for easier to find policy violation and self dealing fraud as well as highly complex and more severe attacks

Actimize Remote Banking Fraud	Enterprise - Financial Institutions - Fraud	Monitors remote banking (online, call center, ACH, mobile and others) activities to detect suspicious patterns

Actimize Electronic Payments Fraud	Enterprise - Financial Institutions - Fraud	Provides high-volume, cross-channel (ACH, external debit and others) transaction monitoring of alerting, and real-time blocking for electronic payments fraud protection

Actimize Deposit Fraud	Enterprise - Financial Institutions - Fraud	Monitors account activity and highlights deposits that have been or are at a high risk for fraud

Actimize ATM and Debit Card Fraud	Enterprise - Financial Institutions - Fraud	Detects fraud from compromised debit cards and compromised ATM devices

Actimize Suspicious Activity Monitoring	Enterprise - Financial Institutions - AML	Identifies suspicious patterns and abnormal behavior to assist in the identification of money laundering activity

Actimize Watch List Filtering	Enterprise - Financial Institutions - AML	Compares firm accounts to external regulatory and third-party lists (like Politically Exposed Persons, Office of Foreign Assets Control, etc) to comply with AML rules

Actimize Customer Due Diligence	Enterprise - Financial Institutions - AML	Provides dynamic, risk-based data collection capabilities verify client background and money source, while improving firm productivity and customer experience

Actimize Risk Case Manager	Enterprise - Financial Institutions	Web-based graphical user interface for managing enterprise-wide transactional risks

Mirra-4	Enterprise and Security	Provides small recording system that is suited to simple recording applications in which it can record up to 48 channels of voice traffic from a wide variety of analog and digital interfaces

NICE Inform	Security	Provides information management solution for comprehensive management of multimedia interactions for security command and control centers, enables effective management of multimedia incident information from various sources, for faster incident reconstruction, greater insight and improved response

NiceVision Net	Security	Provides a complete solution for IP video security, including encoders, decoders and network video recorders

NiceVision ControlCenter	Security	Provides an advanced control room management and network-based digital video matrix

NiceVision Analytics	Security	Provides a set of video content analytics applications for automated detection of threats, safety and operational related events

NiceVision Digital	Security	Provides a portfolio of digital video recorders for different capacities and performance requirements

FAST alpha Silver	Security	Provides high quality digital video monitoring and recording solution for large to mid-size applications

NiceTrack	Security	Provides interception, delivery, monitoring, collection and advanced analysis of telecommunication interactions

Freedom rDT	Security	Works with the Motorola or M/A-COM trunked radio system to record radio communications dynamically and capture trunked radio data

        NICE Perform is our flagship enterprise product. It is an integrated suite of solutions that offers innovative ways for organizations to generate insight from interactions to enhance performance. NICE Perform combines multiple data sources in a fully integrated architecture with a centralized data warehouse, allowing interoperability of many data sources to address a variety of business issues with a high level of accuracy. The data sources include word spotting, phonetic search and transcription, emotion detection, talk pattern analysis, customer surveys, Computer Telephony Integration (CTI) analysis, application activities and business data. With a set of advanced engines, NICE Perform provides multi-dimensional analytics of these data sources. State-of-the-art visualization techniques help enable analysts and executives to quickly and easily identify trends, deviations and situations requiring immediate action. While providing critical statistical data, NICE Perform goes beyond the scope of transactional analytics to help decision makers understand customer intent and market dynamics, identify current and future trends early enough for proactive management of challenges, opportunities and changes, and enhance corporate governance throughout the enterprise. NICE Perform also contains the contact center quality management capabilities of NiceUniverse. In addition, NICE Perform includes advanced online coaching capabilities that enable supervisors to coach the contact center agents in order to improve their skills and to empower them and cover matters as needed by different departments, such as marketing or order administration.

        On the infrastructure level, NICE Perform introduces a comprehensive VoIP solutions portfolio, as well as a vast integration portfolio for VoIP environments, tradition telephony   and a mix of tradition and VoIP telephony. It allows customers to gradually migrate from traditional to VoIP telephony, while utilizing the same application suite. The reinforced infrastructure of NICE Perform provides unmatched scalability, resiliency and system redundancy by ensuring the availability of all the main system components and supporting multi-sites, datacenters and branch environments.

        NICE Perform Compliance Suite is used by investment banks for compliance purposes and dispute resolution. Nice Perform provides an automated process and workflow to approve the playback of a call and includes an option for interaction analytics.

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

        NICE VoIP Capture Unit builds on our NiceLog technology to provide a complete solution to audio storage in VoIP telephony environments. The VoIP Capture Unit provides an IP-recording platform with a wide range of scaleable recording solutions that supports the leading telephony vendors. Our VoIP Capture Units are fully integrated with the NICE product portfolio, making all of our applications available for use over VoIP. NICE VoIP Loggers can serve alongside other logger types in a mixed VoIP/non-VoIP environment with the same familiar application software; users are unaware of the voice capture method being used. NICE VoIP Capture Unit’s active recording solutions integrate with leading vendors such as Alcatel, Avaya, Cisco and Nortel, offering centralized recording of distributed environments and other benefits.

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

        NICE SmartCenter is a solution that drives performance in contact centers and the enterprise. NICE SmartCenter leverages the synergies of the combined capabilities of NICE Perform, IEX TotalView and Performix. It provides a holistic view of contact center operations and business insight into market and customer dynamics. These capabilities are offered together with NICE’s structured service and implementation methodology.

        NICE Storage Center, NiceLog’s central storage option, can integrate with various enterprise storage networks (SAN, NAS or DAS) for long-term or medium-term voice storage. Central storage sites can hold the entire voice recording from the organization’s different sites, helping to reduce management costs and redundancy. The retrieval process is fully automated.

        NiceCall Focus III is a voice recording system that records up to 48 input channels and provides up to 50,000 hours of on-line voice storage capacity and supports a wide range of archiving devices for long-term storage options. NiceCall Focus III offers a wide range of connectivity to PABX and radio systems and is built on the core technology of Nice High Density Logger. NiceCall Focus III provides organizations that have a relatively small number of input channels, such as public safety agencies, with a competitively priced yet technologically advanced digital recording product that offers many of the connectivity and processing features of NiceLog. NiceCall Focus III is being targeted primarily at public safety facilities, including 911 emergency centers, and utilities, as well as small bank branches, financial trading sites, and contact centers.

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

        Actimize Global Trading Compliance solution enables firms–trading and sales, prime brokerage, correspondent business, asset managers, hedge funds, and exchanges–to increase their insight into suspicious behavior and improve risk and compliance performance. The solution monitors across an extensive range of products and issues and provides the tools needed to effectively manage investigations, workflow, reporting, and audit tracking.

        Actimize Sales Practices solution ensures sales practices compliance across the organization by monitoring transactions, accounts and sales representatives. The solution includes an integrated case manager and covers a broad range of sales practices issues and products such as suitability, registration, sales of mutual funds and annuities, approval levels of options and more.

        MiFID compliance addresses surveillance and supervision requirements based on the European Union MiFID (Markets in Financial Instruments Directive), such as best execution, systematic internalization, transparency, client categorization, suitability, and conflicts of interest regulation.

        Actimize Employee Fraud monitors firm employees for easier to find policy violation and self-dealing fraud as well as highly complex and more severe attacks that could involve data theft, collusion identity shielding and others. The solution combines out-of-the-box detection and investigation capabilities and second tier of advanced analytic models and profiling techniques.

        Actimize Remote Banking Fraud solution monitors remote banking activities–such as on-line, telephone, call center, and other activities–to detect suspicious patterns and generate a unified view of potential threats.

        Actimize Electronic Payments Fraud solution provides high-volume, cross-channel transaction monitoring, alerting, and real-time blocking.  The solution is highly accurate, delivering comprehensive electronic payments fraud protection.

        Actimize Deposit Fraud solution monitors account activity and highlights deposits that have been or are at a high risk for fraud. The solution provides a comprehensive fraud monitoring system for both ‘On-Us’ and deposit fraud.

        Actimize ATM and Debit Card Fraud solution detects fraud from compromised debit cards and compromised ATM devices. Built on the Actimize fraud technology platform, the solution leverages real-time monitoring and highly accurate fraud analytics technologies to provide unsurpassed protection from fraud losses while minimizing operational overhead.

        Actimize Suspicious Activity Monitoring identifies suspicious patterns and abnormal behavior to assist in the identification of money laundering activity. This addresses key aspects of AML compliance for the securities, banking and insurance sectors.

        Actimize Watch List Filtering compares firm accounts to lists from regulatory bodies such as The US Office of Foreign Assets Control (OFAC), Bank of England (BOE), the European Parliament, the United Nations, and the Financial Action Task Force on Money Laundering (FATF) as well as third party and internal lists.

        Actimize Customer Due Diligence provides holistic life cycle risk management – from initial collection of customer information and verification of customer identity, to assessing risk and efficiently investigating and managing cases.  It is the only AML solution in the market that provides dynamic, risk-based data collection capabilities – the Client Interview Module – taking risk scoring and analytics to the branch level. All of these capabilities provide institutions with greater productivity and an improved customer experience.

        Actimize Risk Case Manager, or RCM, is a Web-based graphical user interface for managing anomalous events and workflows. RCM presents users with real-time information to formulate tactical responses to alerts and conduct effective investigations. RCM aggregates information from our enterprise-wide solution as well as other third-party or internally developed solutions. This aggregation enables clients to consolidate business event management workflow across departments and lines of business providing them with an enterprise-wide view of operational risk. RCM includes a comprehensive repository of resolutions and audit trail capabilities that allow customers to take coordinated corrective action based on data from these various sources. RCM provides accountability by ensuring that events are resolved in accordance with standard policy or escalated for exception handling.

        Mirra-4 is a small recording system that is particularly suited to simple recording applications in which it can record up to 48 channels of voice traffic from a wide variety of analog and digital interfaces. Mirra has been designed to be simple to install, operate and maintain and has been sold to many local, city and state public safety organizations that have a single site operation. Digitized voice and associated data are stored on DVD disks that provide a robust and long-term archive medium. Mirra’s design avoids using an internal hard disk for the operating system and consequently it starts-up very rapidly and avoids the maintenance liabilities associated with hard disks.

        NICE Inform is our flagship product for security command and control centers. NICE Inform is an information management solution that provides comprehensive management of multimedia interactions for security command and control centers. NICE Inform provides innovative capabilities for effectively managing multimedia incident information from various sources for faster incident reconstruction, greater insight and improved response. The broad array of capabilities of NICE Inform can be tailored to the specific needs of command and control centers for first responders and homeland security, transportation, public and private sector organizations, and delivers improved collaboration and operational efficiency to enhance safety and security. NICE Inform captures, manages and analyzes information from multimedia sources including audio, video, text and data. Furthermore, it provides a complete, unified, chronological, multimedia history of incidents to enable streamlining of information sharing, investigations and evidence delivery.

        NiceVision is a complete, open network video security solution. It consists of four product families: NiceVision Net, NiceVision ControlCenter, NiceVision Analytics and NiceVision Digital. NiceVision is a state-of-the-art digital video solution that provides management, recording, analysis and investigation for, among others, transportation facilities, critical facilities, city centers, Fortune 500 companies, prisons and casinos.

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

        NiceVision Analytics is a wide portfolio of video content analytics applications, integrated with NiceVision Net encoders and NiceVision ControlCenter – for automated and enhanced event detection and management.

        Nicevision Digital is a family of digital video recorders, or DVR, for different capacities and performance levels. NiceVision Digital is managed by NiceVision ControlCenter.

        FAST alpha Silver is designed for applications requiring monitoring and recording of high video quality at high frame rate. The system supports distributed architecture over IP based networks, using encoders and digital video servers. Typical applications are ones that require high video quality, such as casinos, or distributed architecture, such as various transportation projects.

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

Strategic Relationships

        We have a dedicated sales organization for all of our products. In certain regions, most significantly, North America, a substantial part of our sales are made directly, while in other regions, most notably, Asia Pacific, sales are made through our distribution channels. In addition, we partner with leading companies to deliver and support our solutions. For our contact center customers, we have entered into global distribution agreements as well as alliance and partnership programs with leading vendors including Avaya, Cisco and BT. In the financial institutions market, we have established marketing, sales and support arrangements with leading suppliers of complementary products including BT Group PLC, IBM, IPC and Orange Business Services. These companies market and distribute our products to their customers either as stand-alone solutions or as integrated parts of their own solutions. In the security markets, we have formed alliances for the co-marketing, distribution and implementation of our products with leading companies including Anixter International Inc., CBORD Group Inc., Honeywell, M/A Com, Motorola, PlantCML, Raytheon Company and Siemens.

Service and Support

        We have focused on building a strong service and support organization for all our systems and have focused on rendering the various regions in which we operate to be as self sufficient as possible. Our partners and dealers are primarily responsible for supporting the day-to-day requirements of the end-users, while we provide technical support to such partners and dealers. In order to support our direct customers and partners, we established three regional support centers, the largest of which is in Denver, Colorado, to support our customers and partners in the Americas, as well as one in Israel to support EMEA customers, dealers and partners, and one in India to support APAC customers, dealers and partners. We maintain at our headquarters a staff of highly skilled customer service engineers that offer support to our dealers or partners that offer direct support to our customers. These service engineers provide first class field services and support worldwide. We maintain regular training sessions for our dealers and installation support as well.

        With the offering of software applications relating to NICE SmartCenter, we have introduced a broad professional services portfolio for the rendering of professional services in addition to our legacy services. Such services include consultancy, implementation, customization, special customer training and advisory. These value added services enable our customers to improve their business processes, business analysis and the services they provide to their customers.

        Our systems are generally sold with a warranty for repairs of hardware and software defects and malfunctions. Our customers may purchase a renewable maintenance agreement from our dealers or directly from us. The latest software maintenance agreements generally provide for maintenance, upgrades of standard system software (on a when-and-if-available basis) and on-site repair or replacement.

        Software maintenance includes the modification of a software product after delivery to correct faults, improve performance or other attributes, or to adapt the product to a modified environment. Our software maintenance program includes an enhancement support program with on going delivery of upgrade releases.

        For our telecommunications monitoring systems, we provide all tiers of service and support either directly using our support organization or indirectly through local companies working closely with the law enforcement agencies.

Manufacturing and Source of Supplies

        Our products are built in accordance with industry standard infrastructure and are PC compatible. The hardware elements in our products are based primarily on standard commercial off-the-shelf components and utilize proprietary in-house developed circuit cards and algorithms and digital processing techniques and software. We also have “software only” solutions for use on standard servers.

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

Research and Development

        We believe that the development of new products and the enhancement of existing products are essential to our future success. Therefore, we intend to continue to devote substantial resources to research and new product development, and to continuously improve our systems and design processes in order to reduce the cost of our products. Our research and development efforts have been financed through our internal funds and programs sponsored through the Government of Israel and the European community. We believe our research and development effort has been an important factor in establishing and maintaining our competitive position. Gross expenditures on research and development in 2005, 2006 and 2007 were approximately $33.4 million, $48.0 million and $63.3 million, respectively, of which approximately $1.7 million, $1.9 million and $2.7 million, respectively, were derived from third-party funding, and $0.8 million, $1.2 million and $1.0 million, respectively, were capitalized software development costs.

        In 2007, we were qualified to participate in seven programs funded by the Office of the Chief Scientist, or OCS, of the Israeli Ministry of Industry, Trade and Labor to develop generic technology relevant to the development of our products. Such programs are approved pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, or the Research and Development Law, and the regulations promulgated thereunder. We were eligible to receive grants constituting between 40% and 66% of certain research and development expenses relating to these programs. These programs are approved under certain Magnet consortiums and programs approved for companies with large research and development activities. Accordingly, the grants under these programs are not required to be repaid. However, the restrictions of the Research and Development Law described below apply to these programs. In 2005, 2006 and 2007, we received a total of $2.2 million, $1.9 million and $2.0 million from the described programs, respectively, and we anticipate receiving approximately $0.8 million in 2008 from these programs.

        In addition to the above, our subsidiary, Actimize, has one OCS program, that was defined as a standard OCS program bearing royalty obligations, under which we received $0.8 million in 2007. Upon the acquisition of Actimize, the Company decided to end such OCS program and on March 25, 2008, we paid the OCS an amount of $4.4 million in respect of the outstanding royalty obligations under such program. However, the restrictions of the Research and Development Law described below apply to this program.

        We are eligible to receive grants from the OCS under its “standard” programs, usually constituting a grant of up to 50% of certain approved research and development expenses, for the research and development of certain approved technology. Under the terms of these programs, a grant recipient is required to pay royalties of 3% to 5% of the net sales of products incorporating technology developed in, and related services resulting from, a project funded by the OCS. Generally, the royalties are required to be paid beginning with the commencement of sales of such products and ending when 100% of the grant is repaid in NIS, linked to the U.S. dollar plus LIBOR interest. In 2005 and 2006, we received no such grants and incurred no royalty obligations under these programs. With respect solely to the Actimize program, grants were received that required payment of royalties to the OCS, as noted above.

        The Research and Development Law generally requires that the product incorporating know-how developed under an OCS-funded program be manufactured in Israel. However, upon the approval of the OCS, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased, which increase might be up to 300% of the grant (depending on the portion of the total manufacturing volume that is performed outside of Israel). The OCS is authorized to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties However, upon notification to the OCS, up to 10% of the grant recipient’s approved Israeli manufacturing volume, measured on an aggregate basis, may be transferred out of Israel. The Research and Development Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the OCS is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the OCS whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount will be required in such cases.

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

        In 2006, we were selected to participate in the Sixth Framework Programme (FP6). FP6 is the European Community Framework Programme for Research, Technological Development and Demonstration, which funds and promotes research. We expect to receive EUR 329,000 during the 30 month period of FP6. There are no royalty obligations associated with receiving such funding. In 2006 and 2007, we received a total of $0.4 million as an advance of such funding.

Intellectual Property

        We currently rely on a combination of trade secret, patent, copyright and trademark law, together with non-disclosure and non-compete agreements, to establish and/or protect the technology used in our systems.

        We currently hold 46 U.S. patents and 64 patents issued in additional countries covering substantially the same technology as the U.S. patents. We have over 155 patent applications pending in the United States and other countries. We believe that the improvement of existing products, and the development of new products are important in establishing and maintaining a competitive advantage. We believe that the value of our products is dependent upon our proprietary software and hardware continuing to be “trade secrets” or subject to copyright or patent protection. We generally enter into non-disclosure and non-compete agreements with our employees and subcontractors. However, there can be no assurance that such measures will protect our technology, or that others will not develop a similar technology or use technology in products competitive with those offered by us. Although we believe that our products do not infringe upon the proprietary rights of third parties, there can be no assurance that one or more third parties will not make a contrary claim or that we will be successful in defending such claim.

        From time to time, we receive “cease and desist” letters claiming patent infringements. However, no formal claims or other actions have been filed with respect to such alleged infringement, except for claims filed by Dictaphone (which have since been settled and dismissed) and Witness Systems (for further information please see Item 8, “Financial Information–Legal Proceedings” in this annual report). We believe that none of these has merit. We cannot assure you, however, that we will be successful in defending such claims, if asserted, or that infringement claims or other claims, if asserted, will not have a material adverse effect on our business, financial condition and results of operations. Defending infringement claims or other claims could involve substantial costs and diversion of management resources. In addition, to the extent we are not successful in defending such claims, we may be subject to injunctions with respect to the use or sale of certain of our products or to liabilities for damages and may be required to obtain licenses which may not be available on reasonable terms.

        We own the following trademarks and/or registered trademarks in different countries: 360º View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe and Wordnet.

Regulation

Israeli Export Restrictions

        The export of certain defense products from Israel, such as our NiceTrack products, requires a permit from the Israeli Ministry of Defense. In addition, the sale of products to certain customers, mostly armed forces, also requires a permit from the Israeli Ministry of Defense. In 2007, only a small portion of all of our sales was subject to such permit requirements. To date, we have encountered no difficulties in obtaining such permits. However, the Ministry of Defense notifies us from time to time not to conduct business with specific countries that are undergoing political unrest, violating human rights or exhibiting hostility towards Israel. We may be unable to obtain permits for our defense products we could otherwise sell in particular countries in the future.

European Environmental Regulations

        Our European activities require us to comply with Directive 2002/95/EC of the European Parliament on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (“RoHS”), which came into effect on July 1, 2006. This directive provides that producers of electrical and electronic equipment may not place new equipment containing lead, mercury, cadmium, hexavalent chromium, polybrominated biphenyls and polybrominated diphenyl ethers, in amounts exceeding certain maximum concentration values, on the market in the European Union. Our products meet the requirements of the RoHS directive and we are making every effort in order to maintain compliance, without adversely affecting the quality and functionalities of our products. If we fail to maintain compliance, including by reason of failure of our suppliers to comply, we may be restricted from conducting certain business in the European Union, which could adversely affect our results of operations.

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

Competition

        The market for our enterprise interaction solutions is highly competitive and includes numerous products offering a broad range of features and capabilities. As the market is still developing, we anticipate that a number of our existing and potential competitors will be introducing new and enhanced products. Some of our competitors in the digital voice recording and contact center solutions include Aspect, Autonomy (formerly e-talk), eloyalty, Genesys and Verint Systems Inc. In 2007, Verint acquired one of our other competitors, Witness Systems, Inc.

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

        The market for operational and transactional risk management software for financial services institutions, which has emerged only in recent years, is highly competitive and fragmented. The market is influenced by the introduction of new regulations and fraud patterns impacting the financial services industry. While no single company competes with us across all of our solutions, we face significant competition with respect to each solution that we offer. We believe that the principal competitive factors in this market include our deep domain expertise, speed of development, ability to provide service across the enterprise using one core platform and our ability to serve specific “point” solutions. Our software solutions compete with software internally developed by financial services institutions, as well as software and other solutions offered by commercial competitors, which include Fair Isaac, Fortent, Inc., Mantas, Inc., Norkom Group plc, Oracle Corporation, SAS Institute Inc. and Sungard Data Systems Inc.

        Traditionally, public safety customer voice recording requirements for emergency phones and radio were relatively basic. As the command and control center is becoming more complex and advanced systems are being deployed, and as more trunk radio and IP-based systems are offered, the recording system has to be integrated with these systems. Our ability to deliver a more integrated and sophisticated recording system that can capture voice, video, data and meta-data information from trunk radio systems and computer aided dispatch, or CAD, systems, positions our products above the competition mainly in the large high-end emergency centers. In addition, we believe that applications for scenario reconstruction of an incident connecting multimedia sources (including voice), video, data, GIS and meta-data together give us an advantage over the competition. Some of our competitors in the public safety market include ASC Telecom, Verint Systems and Voiceprint.

        There are several competitors who have products that compete with our video platform and applications. Our main competitors in this market are Bosch (formerly VCS), Dallmeier, GE (formerly Visiowave), Schneider Electric (formerly Pelco) and Verint Systems. We believe that our approach to provide a full solution based on our self-developed recording, management software, networking devices and real-time content analysis creates a competitive advantage in this market.

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

Name of Subsidiary	Country of Incorporation or Residence	Percentage of Ownership Interest

Nice Systems Australia PTY Ltd.	Australia	100%
NICE Systems Canada Ltd.	Canada	100%
Nice Systems S.A.R.L.	France	100%
NICE Systems GmbH	Germany	100%
NICE APAC Ltd.	Hong Kong	100%
NICE Systems Kft	Hungary	100%
Nice Interactive Solutions India Private Ltd.	India	100%
Nice Technologies Ltd.	Ireland	100%
Actimize Ltd.	Israel	100%
STS Software Systems (1993) Ltd.	Israel	100%
Actimize Japan KK Limited	Japan	100%
Nice Japan Ltd.	Japan	100%
IEX Corporation BV	Netherlands	100%
Nice Systems (Singapore) Pte. Ltd.	Singapore	100%
Nice Switzerland AG	Switzerland	100%
Actimize UK Limited	United Kingdom	100%
NICE CTI Systems UK Ltd.	United Kingdom	100%
Actimize Inc.	United States	100%
IEX Corporation	United States	100%
Nice Systems Inc.	United States	100%
Nice Systems Latin America, Inc.	United States	100%

Property, Plants and Equipment

        Our executive offices and engineering, research and development operations are located in Ra’anana, Israel, where we occupy approximately 140,000 square feet of space, pursuant to a lease expiring in 2010. The annual rent and maintenance fee for the facility is approximately $2.4 million, paid in NIS and linked to the U.S. consumer price index. We also occupy additional office space in North Ra’anana, Israel, which is approximately 55,000 square feet, pursuant to a lease expiring in 2010. The annual rent and maintenance fee for this additional facility is approximately $1.2 million, paid in NIS and linked to the Israeli consumer price index. We are checking alternatives for when these leases expire in 2010, as aforementioned.

        We have leased various other offices and facilities in Israel and several other countries. Our material leased facilities consist of the following:

—	Our office in Petach Tikva, Israel, which occupies approximately 16,730 square feet;

—	Our North American headquarters in Rutherford, New Jersey, which occupy approximately 28,400 square feet. We also have offices in New York, which occupy approximately 15,000 square feet, and a warehouse facility in Lyndhurst, New Jersey, which occupies approximately 6,000 square feet;

—	Our office in Denver, Colorado, which occupies approximately 30,775 square feet;

—	Our office in Richardson, Texas, which occupies approximately 50,580 square feet.

—	Our office in Southampton, UK, which occupies approximately 34,680 square feet; and

—	Our office in Hong Kong, which occupies approximately 9,506 square feet.

        We believe that our existing facilities are adequate to meet our current and foreseeable needs.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects.

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the related notes and other financial information included elsewhere in this annual report. This discussion contains certain forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, including those set forth under Item 3, “Key Information Risk Factors” and elsewhere in this report, our actual results may differ materially from those anticipated in these forward-looking statements. For more information about forward-looking statements, see the Preliminary Note that precedes the Table of Contents of this annual report.

Overview

        We are a leading provider of solutions that capture, manage and analyze unstructured multimedia content and transactional data enabling companies and public organizations to comply with internal and governmental regulations, enhance business and operational performance, address security threats and behave proactively. Unstructured multimedia content includes phone calls to contact centers, trading floors, branches, home agents and back offices, video captured by closed circuit cameras, radio communications between emergency services personnel, internet sessions, email and instant messaging and converged multimedia solutions for command and control centers. Our solutions include integrated, scalable, multimedia recording platforms, software applications and related professional services. These solutions address critical business processes and risk management, compliance procedures and security needs of companies and public organizations. Our solutions facilitate faster decision-making and near real-time action, improving business and employee performance, reducing exposure to operational risk such as fraud and compliance, and enhancing security and public safety. Our customers use our systems in a variety of enterprises, such as financial services, telecommunications, health care, outsourcers, retail, service providers and utilities. Our security solutions are primarily focused on homeland security and first responder organizations, transportation organizations, and the public and private sectors. Our solutions are deployed at over 24,000 customers, including over 85 of the Fortune 100 companies.

        Our products are sold primarily through a global network of distributors, system integrators and strategic partners; a portion of product sales and most services are sold directly to end-users. One distributor accounted for approximately 21%, 16% and 13% of revenues in 2005, 2006 and 2007, respectively.

Recent Acquisitions

        The following acquisitions were accounted for as purchases, and, accordingly, the purchase price for each acquisition was allocated to the assets acquired and liabilities assumed based on their respective fair values. The results of operations related to each acquisition are included in our consolidated statement of income from the date of acquisition.

        On April 8, 2008, we acquired certain assets, shares and business from Quality Plus Group Ltd., a UK-based value-added distributor of NICE’s contact center solutions, and its affiliates (“QPC”), for approximately $12 million in cash. The business acquired includes the sale, distribution, service, support, maintenance and development of workforce management solutions and associated services as conducted by QPC in the UK, Sweden and Australia.

        On August 30, 2007, we acquired Actimize Ltd., a global provider of operational risk management software solutions that enable financial services institutions to manage the challenges of regulatory compliance, internal policy enforcement and fraud prevention and money laundering. Under the terms of the Agreement and Plan of Merger, dated July 2, 2007 (the “Merger Agreement”), the consideration paid for Actimize was approximately $281 million, approximately 80% of which was in cash and approximately 20% of which was satisfied through the issuance of 1,501,933 of our ordinary shares based on the market price of the securities a few days before and after the terms of the acquisition were agreed upon and announced, and the fair value of the vested portion of 987,104 options and restricted shares that were issued to holders of Actimize options and restricted shares. Pursuant to the terms of the Merger Agreement, we assumed the stock options and restricted shares granted by Actimize (for further information please see Item 6, “Directors, Senior Management and Employees” in this annual report). On September 12, 2007, as required by the Merger Agreement, we filed a registration statement with the U.S. Securities and Exchange Commission to register for resale the securities issued pursuant to the Merger Agreement, which we maintained effective for approximately six months.

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

        In May 2006, we acquired substantially all of the assets of Performix Technologies Ltd., among the first to recognize the potential in the area of contact center performance management, an emerging trend in the contact center market, for approximately $13.9 million in cash, plus potential earn-outs based on performance milestones amounting to a maximum of an additional $3.2 million payable in 2007. As the performance milestones were not met, no additional earn out was recorded. The acquisition of Performix extends our solutions portfolio for the contact center market. The factors that contributed to the purchase price that resulted in recognition of goodwill included synergies, the benefits of increased market share vertically, strategic positioning value and time-to-market benefits.

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

        In June 2005, we acquired the assets and assumed certain liabilities of Dictaphone Corporation’s Communications Recording Systems business (Dictaphone CRS) for approximately $38 million net after settlement. Dictaphone CRS provides liability and quality management systems for emergency services, critical facilities, contact centers and financial trading floors. In March 2006, the parties signed an amendment to the aforementioned asset purchase agreement, according to which a final adjustment has been made to the audited closing balance sheet, which reduced the purchase price under the asset purchase agreement by $2 million to $38 million, as aforementioned. In addition, the parties agreed that we are entitled to all previously undistributed interest and other investment income earned with respect to certain funds held in escrow. The acquisition of CRS expanded our customer base, presence in the U.S and Europe markets, and our network of distributors and partners. Additionally, it broadened our product offerings and global professional services team. By purchasing CRS, we strategically expanded our market share both in geographical and vertical markets. The factors that contributed to the purchase price that resulted in recognition of goodwill included synergies, the benefits of increased market share, strategic positioning value and time-to-market benefits.

2007 Public Offering

        In September and October 2007, we completed a public offering on NASDAQ of 5,175,000 ADSs, representing 5,175,000 of our ordinary shares (which includes 675,000 ADSs issued upon the exercise of an option by the underwriters on October 10, 2007), at a public offering price of $35.02 per ADS. The net proceeds of the offering amounted to approximately $180.8 million.

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

Critical Accounting Policies

        The preparation of financial statements in conformity with GAAP requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that the significant accounting policies which affect its more significant judgments and estimates used in the preparation of the Consolidated Financial Statements and those that are the most critical to aid in fully understanding and evaluating our reported results include the following:

—	Revenue recognition
—	Allowance for doubtful accounts
—	Inventory valuation
—	Impairment of long-lived assets
—	Taxes on Income
—	Contingencies
—	Business combination
—	Stock-based compensation
—	Impairment of investment in marketable securities

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

        Revenues from fixed price contracts that require significant customization, integration and installation are recognized using the percentage-of-completion method of accounting based on the ratio of hours incurred to date to the total estimated hours of the contract. The amount of revenue recognized is based on the total license fees under the license agreement and the percentage of completion achieved. The revenues from such arrangements are allocated between license revenues and professional services revenues to reflect the portion of each revenue source separately. Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of similar contracts and are reviewed and updated regularly by management. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contact. As of December 31, 2007, no such estimated losses were identified.

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

        We record a provision for estimated sales returns and allowances on product sales in the same period as the related revenues are recorded. We base these estimates on the historical sales returns ratio and other known factors. Actual returns could be different from our estimates and current provisions for sales returns and allowances may need to be adjusted.

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

        Impairment of Long-Lived Assets. Our long-lived assets include property and equipment, investment in affiliates, goodwill and other intangible assets. In assessing the recoverability of our property and equipment and other intangible assets, we make judgments regarding whether impairment indicators exist based on legal factors, market conditions and operating performances of our business and products. Future events could cause us to conclude that impairment indicators exist and that the carrying values of the intangible assets or goodwill are impaired. Any resulting impairment loss could have a material adverse impact on our financial position and results of operations.

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

        On January 1, 2007, we adopted FIN No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN No. 48”), which contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Prior to January 1, 2007, we estimated our uncertain income tax obligations in accordance with SFAS No. 109 and SFAS No. 5 “Accounting for Contingencies.”

        We recorded interest on late paid taxes as financial expenses and tax related penalties as general and administrative expenses. Our policy for interest and penalties related to income tax exposures was not impacted as a result of the adoption of the recognition and measurement provisions of FIN No. 48.

        As a result of the implementation of FIN No. 48, we recognized an $824,000 decrease in liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of retained earnings.

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

        Stock-based Compensation. Since January 1, 2006, we account for stock-based compensation in accordance with the provisions of SFAS No. 123(R), “Share-Based Payment.” Under the fair value recognition provisions of SFAS No. 123(R), stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award. Determining the appropriate fair value model and calculating the fair value of stock-based awards, which includes estimates of stock price volatility, forfeiture rates and expected terms, requires judgment that could materially impact our operating results.

        Impairment of investments in marketable securities. We regularly review our investments for factors that may indicate that a decline in the fair value of an investment below its cost or amortized cost is other than temporary. Some factors considered in evaluating whether or not a decline in fair value is other than temporary include: our ability and intent to retain the investment for a period of time sufficient to allow for a recovery in value; the duration and extent to which the fair value has been less than cost; and the financial condition and prospects of the issuer. Such reviews are inherently uncertain in that the value of the investment may not fully recover or may decline further in future periods resulting in realized losses.

Results of Operations

        The following table sets forth our selected consolidated statements of income for the years ended December 31, 2005, 2006 and 2007 expressed as a percentage of total revenues. Totals may not add up due to rounding.

	2005	2006	2007

Revenues
Products	66.3%	63.7%	61.2%
Services	33.7	36.3	38.8

	100.0	100.0	100.0
Cost of revenues
Products*	32.7	32.4	28.2
Services*	65.6	60.3	58.3

	43.8	42.5	39.9

Gross Profit	56.2	57.5	60.1

Operating expenses
Research and development, net	9.9	11.0	11.5
Selling and marketing	23.4	23.2	23.3
General and administrative	12.1	14.8	16.5
Amortization of acquired
Intangibles	0.4	1.2	1.8
In process research and development
write-off	0.0	3.1	0.7
Total operating expenses	45.9	53.3	53.8

Operating income	10.3	4.2	6.3
Financial income, net	1.7	3.2	2.9
Other income, net	0.0	0.2	0.0

Income before taxes	12.0	7.6	9.2
Taxes on income	0.3	2.1	2.0

Net income	11.8	5.5	7.2

* Respective revenues

Comparison of Years Ended December 31, 2006 and 2007

Revenues

        Our total revenues rose approximately 26.3% to $517.4 million in 2007 from $409.6 million in 2006. Revenues from sales to the enterprise market were $394.5 million in 2007, an increase of 31.1% from 2006, and revenues from sales to the security market were $122.9 million in 2007, an increase of 13.1% from 2006. Approximately 48% of the growth in revenues is attributable to the inclusion of the results of IEX Corporation and Performix for the entire year and the first time inclusion of Actimize Ltd beginning on August 30, 2007. The remaining 52% of the growth is due to organic growth in all our regions.

	Years Ended December 31,
	(U.S. dollars in millions)
	2006	2007	Dollar Change	Percentage Change

Product Revenues	$261.1	$316.9	$55.8	21.4%
Service Revenues	148.5	200.5	51.9	35.0

Total Revenues	$409.6	$517.4	$107.7	26.3%

        Approximately 39% of the increase in product revenues is attributable to the inclusion of the results of IEX Corporation and Performix for the entire year and the first time inclusion of Actimize Ltd. The remainder of the growth is due to organic growth.

        Approximately 56% of the increase in service revenues in 2007 was attributable to the inclusion of the results of IEX Corporation and Performix for the entire year and the first time inclusion of Actimize Ltd. The remaining 44% growth in service revenue was due to an increase in our installed customer base resulting from new sales of products to the enterprise market. Service revenues represented approximately 39% of total revenues, as compared to approximately 36% in the year ended December 31, 2006. Although we typically generate lower profit margins on services than on products, our strategy is to continue to grow our global services business, which we believe increases the competitiveness of our product offerings, and, as a result, we expect services to represent a growing portion of total revenues in the future.

        Revenues in 2007 in the Americas, which include the United States, Canada and Central and South America, rose 20.3% to $290.3 million, as compared to $241.3 million in 2006. Approximately 80% of the increase is attributable to the inclusion of the results of IEX Corporation and Performix for the entire year and the first time inclusion of Actimize Ltd. The remaining 20% growth is due to an increase in our products revenue and higher post-contract service and maintenance revenue. Sales in Europe, Middle East and Africa (EMEA) rose 36.9% to $154.0 million in 2007, as compared to $112.5 million in 2006. Approximately 23% of the increase is attributable to the inclusion of the results of IEX Corporation and Performix for the entire year and the first time inclusion of Actimize Ltd. The remainder of the increase is attributable to a growth in product revenues in the enterprise and security market. Sales to Asia-Pacific (APAC) increased 30.8% to $73.0 million in 2007, as compared to $55.8 million in 2006; approximately 14% of the increase is attributable to the inclusion of the results of IEX Corporation and Performix for the entire year and the first time inclusion of Actimize Ltd. The remainder of the increase is attributable to a growth in product and service revenues in the enterprise and the security market.

Cost of Revenues

	Years Ended December 31,
	(U.S. dollars in millions)
	2006	2007	Dollar Change	Percentage Change

Cost of Product Revenues	$84.7	$89.4	$4.7	5.5%
Cost of Service Revenues	89.5	116.9	27.4	30.6

Total Cost of Revenues	$174.2	$206.3	$32.1	18.4%

        Cost of product revenues increased on a dollar basis while decreasing as a percentage of product revenues. The increase on a dollar basis is mostly due to higher amortization of intangible assets in the amount of $11.8 million in 2007 compared to $7.3 million in 2006 and due to higher sales volume, which was partially offset by the lower cost of product resulting from a higher proportion of software in the product mix. Cost of service revenues increased on a dollar basis while decreasing as a percentage of service revenues. Approximately 52% of the increase is attributable to the inclusion of the results of IEX Corporation and Performix for the entire year and the first time inclusion of Actimize Ltd. The decrease as a percentage of service revenues is due to a better utilization of the service organization and a higher volume of service revenues.

Gross Profit

	Years Ended December 31,
	(U.S. dollars in millions)
	2006	2007	Dollar Change	Percentage Change

Gross Profit on Product Revenues	$176.4	$227.5	$51.1	29.0%
as a percentage of product revenues	67.6%	71.8%
Gross Profit on Service Revenue	59.0	83.5	24.5	41.5
as a percentage of service revenues	39.7%	41.7%

Total Gross Profit	$235.4	$311.0	$75.6	32.1%
as a percentage of total revenues	57.5%	60.1%

        The improvement in gross profit on product revenues was primarily due to higher sales volume, product cost reductions and a higher proportion of software in the product mix. The improvement in gross profit margin on service revenues reflected improved staff utilization and higher volume of service revenues.

Operating Expenses

	Years Ended December 31,
	(U.S. dollars in millions)
	2006	2007	Dollar Change	Percentage Change

Research and development, net	$44.9	$59.6	$14.7	32.9%
Selling and marketing	95.2	120.6	25.4	26.7
General and administrative	60.5	85.1	24.6	40.7
Amortization of acquired intangible assets	4.9	9.2	4.3	86.6
In process research and development write-off.	$12.9	$3.7	$(9.2)	(71.2)%

        Research and Development, Net. Research and development expenses, before capitalization of software development costs and government grants, increased to $63.3 million in 2007, as compared to $48.0 million in 2006 and represented 12.2% and 11.7% of revenues in 2007 and 2006, respectively. Approximately 57% of the increase in research and development, net is attributable to the inclusion of IEX Corporation and Performix for the entire year and the first time inclusion of Actimize Ltd. Approximately 19% of the increase is attributable to the increase in stock based compensation expenses the remaining is due to a business growth.

        Capitalized software development costs were $1.0 million in 2007, as compared to $1.2 million in 2006. Amortization of capitalized software development costs included in cost of product revenues were $1.2 million and $1.5 million in 2007 and 2006, respectively.

        Selling and Marketing Expenses. Selling and marketing expenses increased to $120.6 million in 2007, as compared to $95.2 million in 2006 and represented 23.3% of total revenues in 2007, as compared to 23.2% in 2006. Approximately 38% of the increase is attributable to the inclusion of IEX Corporation and Performix for the entire year and the first time inclusion of Actimize Ltd. Approximately 13% of the increase is attributable to the increase in stock based compensation expenses the remaining is due to a business growth.

        General and Administrative Expenses. General and administrative expenses represented 16.5% of total revenues in 2007, as compared to 14.8% in 2006. Approximately 15% of the increase is attributable to the inclusion of IEX Corporation and Performix for the entire year and the first time inclusion of Actimize Ltd. Approximately 16% of the increase is attributable to an increase in stock based compensation expenses, approximately 32% is due to an increase in legal expenses, primarily associated with our patent litigations, and the remainder is due to business growth.

        Amortization of acquired intangible assets. Amortization of acquired intangibles included in the operating expenses represent 1.8% and 1.2% of revenues in 2007 and 2006 respectively. The increase of $4.3 million is due to the Actimize acquisition and the 12 month amortization of intangibles assets resulted from the IEX and Performix acquisitions.

        In process research and development write-off. In process research and development write-off in the amount of $3.7 million represents a one-time write-off of Actimize in process research and development in 2007 and a one-time $12.9 million write-off of IEX and FAST in process research and development in 2006.

Financial and Other Income

	Years Ended December 31,
	(U.S. dollars in millions)
	2006	2007	Dollar Change	Percentage Change

Financial income, net	$13.3	$14.8	$1.5	11.7%
Other income (expense), net	0.6	-	(0.6)	(103.9)

        Financial Income, Net. The increase in financial income, net reflects a higher average cash balance and higher prevailing average interest rates in 2007, as compared to 2006.

        Taxes on Income. In 2007, taxes on income amounted to $10.3 million, as compared to $8.6 million in 2006. Our effective tax rate amounted to 21.5% in 2007 compared with 27.7% in 2006. The decrease in our effective tax rate in 2007 was mainly due to the in-process research and development write-off made in 2006 related to our acquisition of IEX Corporation, which was a non-deductible expense for tax purposes, and due to a decrease in valuation allowance in 2007.

        The reduction of the corporate tax rate in Israel from 34% in 2005 and 31% in 2006 to 29% in 2007 had a minor impact on our effective tax rate. This is because the majority of our income earned in Israel benefits from the reduced tax rates applicable to us as a result of our Approved and Privileged Enterprise programs.

        Further information with regard to our Approved and Privileged Enterprise programs can be found in Item 3, “Risk Factors” under the caption” “We depend on the availability of government grants and tax benefits” and in Note 12 of our Consolidated Financial Statements under the caption “Taxes on Income.”

        As shown in Note 12(h) of our Consolidated Financial Statements, pursuant to the adoption of FIN No. 48 as of January 1, 2007, our taxes on income included a net $4.2 million expense in relation to unrecognized tax benefits. Subject to unpredictable effects of any future settlements with tax authorities, unadjusted expiration of the statute of limitations, future changes in law or accepted practice and effects of potential mergers and acquisitions, we expect our effective tax rate (which includes effects of FIN No. 48) to be fairly stable in the coming years at around 20%.

        Net Income from Continuing Operations. Net income from continuing operations was $37.4 million in 2007, as compared to $22.4 million in 2006. The increase in 2007 resulted primarily from the increase in revenues and an increase in the gross margin.

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

	Years Ended December 31,
	(U.S. dollars in millions)
	2005	2006	Dollar Change	Percentage Change

Product Revenues	$206.4	$261.1	$54.7	26.5%
Service Revenues	104.7	148.5	43.8	41.8

Total Revenues	$311.1	$409.6	$98.5	31.7%

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

Cost of Revenues

	Years Ended December 31,
	(U.S. dollars in millions)
	2005	2006	Dollar Change	Percentage Change

Cost of Product Revenues	$67.5	$84.7	$17.2	25.5%
Cost of Service Revenues	68.7	89.5	20.8	30.3

Total Cost of Revenues	$136.2	$174.2	$38.0	27.9%

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

Gross Profit

	Years Ended December 31,
	(U.S. dollars in millions)
	2005	2006	Dollar Change	Percentage Change

Gross Profit on Product Revenues	$138.8	$176.4	$37.6	27.1%
as a percentage of product revenues	67.3%	67.6%
Gross Profit on Service Revenue	36.1	59.0	22.9	63.4
as a percentage of service revenues	34.4%	39.7%

Total Gross Profit	$174.9	$235.4	$60.5	34.6%
as a percentage of total revenues	56.2%	57.5%

        The improvement in gross profit on product revenues was due primarily to higher sales volume, product cost reductions and a higher proportion of software in the product mix. The improvement in gross profit margin on service revenues reflected improved staff utilization and higher volume of service revenues.

Operating Expenses

	Years Ended December 31,
	(U.S. dollars in millions)
	2005	2006	Dollar Change	Percentage Change

Research and development, net	$30.9	$44.9	$14.0	45.3%
Selling and marketing	72.8	95.2	22.4	30.8
General and administrative	37.7	60.5	22.8	60.5
Amortization of acquired intangible assets	1.3	4.9	3.6	276.9
In process research and development write-off	0.0	12.9	12.9	-

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

Financial Income

	Years Ended December 31,
	(U.S. dollars in millions)
	2005	2006	Dollar Change	Percentage Change

Financial income, net	$5.4	$13.3	$7.9	146.3%
Other income (expense)	(0.0)	0.6	0.6	-

        Financial Income, Net. The increase in financial income, net reflects a higher average cash balance and higher prevailing average interest rates in 2006, as compared to 2005.

        Taxes on Income. In 2006, taxes on income amounted to $8.6 million, as compared to $0.9 million in 2005. Our effective tax rate amounted to 27.7% in 2006, compared with 2.4% in 2005 and 9.8% in 2004. First time recognition of deferred tax assets in 2005 in the amount of $4.8 million was the principal cause of the low effective tax rate which arose in that year. The increase in our effective tax rate in 2006 is mainly due to the in-process research and development write-off related to our acquisition of IEX Corporation, which is a non-deductible expense for tax purposes.

        The reduction of the corporate tax rate in Israel from 35% in 2004 to 34% in 2005 and 31% in 2006 had a minor impact on our effective tax rate. This is because the majority of our operating income earned in Israel benefits from the reduced tax rates applicable to us as a result of our Approved (or Privileged) Enterprise programs.

        Further information with regard to our Approved and Privileged Enterprise programs can be found in Item 3, “Risk Factors” under the caption “We depend on the availability of government grants and tax benefits” and in Note 12 of our Financial Statements under the caption “Taxes on Income.”

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

Liquidity and Capital Resources

        In recent years, we have financed our operations through cash generated from operations. Generally, we invest our excess cash in instruments that are highly liquid, investment grade securities. At December 31, 2007, we had $398.2 million of cash and cash equivalents and short-term and long-term investments, as compared to $296.1 million at December 31, 2006 and $411.6 million at December 31, 2005.

        Cash provided by operating activities of continuing operations was $117.8 million, $87.6 million and $65.7 million in 2007, 2006 and 2005, respectively. Net cash from operations in 2007 consisted primarily of net income of $37.4 million and adjustments for non-cash activities including depreciation and amortization of $30.9 million, stock-based compensation of $23.7 million, an in-process research and development write-off of $3.7 million, an increase in accrued expenses and other liabilities of $51.9 million, and a decrease in inventories of $7.6 million, which were partially offset by an excess tax benefit from share-based payments arrangements of $4.9 million, an increase in trade receivables of $15.2 million, an increase in other receivables and prepaid expenses of $9.6 million, a decrease in trade payable of $3.0 million and deferred tax of $5.3 million. Net cash from operations in 2006 consisted primarily of net income of $22.4 million and adjustments for non-cash activities including depreciation and amortization of $21.9 million, stock-based compensation of $12.6 million, an in-process research and development write-off of $12.9 million, an increase in accrued expenses and other liabilities of $28.0 million, an increase in trade payable of $1.4 million and a decrease in inventories of $5.4 million, which were partially offset by an excess tax benefit from share-based payments arrangements of $5.7 million, an increase in trade receivables of $6.8 million and deferred tax of $3.7 million. Net cash from operations in 2005 consisted primarily of net income of $36.6 million and adjustments for non-cash activities including depreciation and amortization of $13.2 million, an increase in accrued expenses and other liabilities of $27.3 million and an increase in trade payables of $5.8 million, which were partially offset by an increase in trade receivables of $11.5 million, an increase in inventories of $3.9 million and deferred tax of $4.8 million

        Net cash used in investing activities from continuing operations was $276.0 million, $318.4 million and $64.3 million in 2007, 2006 and 2005 respectively In 2007, net cash used in investing activities consisted primarily of investment in marketable securities of $208.6 million, investment in short-term bank deposits of $39.1 million, purchase of property and equipment of $10.9 million, payment for the acquisition of Actimize Ltd. of $210.5 million, a $5.0 million earn out payment with respect to FAST Security AG acquisition and payment for working capital adjustment with respect to the acquisition of IEX Corporation of $1.5 million. These were partially offset by proceeds from the maturity of marketable securities of $170.9 million and proceeds from the sale and call of marketable securities of $30.1 million. In 2006, net cash used in investing activities consisted primarily of investment in marketable securities of $217.7 million, purchase of property and equipment of $8.1 million, payment for the acquisition of IEX Corporation of $203.2 million, payment for the acquisition of Performix Technologies Ltd. of $13.8 million and payment for the acquisition of FAST Video Security AG of $21.3 million, which were partially offset by proceeds from the maturity of marketable securities of $142.2 million and proceeds from the sale and call of marketable securities of $3.0 million. In 2005, net cash used in investing activities consisted primarily of investment in marketable securities of $218.5 million, purchase of property and equipment of $6.1 million, payment for the acquisition of Dictaphone CRS of $39.7 million and payment for the acquisition of Hannamax Hi-Tech Pty. Ltd. of $1.9 million, which were partially offset by proceeds from the maturity of marketable securities of $190.7 million and proceeds from the sale and call of marketable securities of $9.6 million.

        Net cash provided by financing activities was $206.2 million, $43.7 million and $227.0 million in 2007, 2006 and 2005, respectively. In 2007, net cash provided from financing activities consisted of proceeds from the issuance of shares in our public offering of $180.9 million, proceeds from the issuance of shares upon exercise of options and purchase of shares under the employee share purchase plan of $20.3 million and an excess tax benefit from share-based payments agreements of $4.9 million. In 2006, net cash provided from financing activities consisted primarily of proceeds from the issuance of shares upon exercise of options and purchase of shares under the employee share purchase plan of $39.0 million and an excess tax benefit from share-based payments agreements. In 2005, net cash provided from financing activities consisted of proceeds from the issuance of shares in our public offering of $201.7 million and proceeds from the issuance of shares upon exercise of options and purchase of shares under the employee share purchase plan of $25.3 million. As of December 31, 2007, we had authorized credit lines from banks in the amount of $312 million. As of December 31, 2007, we had no outstanding borrowings under these credit lines; however, $12.9 million of the $312 million was utilized for bank guarantees. Any borrowing under these credit lines will be denominated in dollars and will bear interest at the rate of up to LIBOR + 0.45% per year. Any borrowing under three of these credit lines, having an aggregate borrowing limit of $278 million, would be secured by our marketable securities.

        On August 29, 2007, we entered into an unsecured loan agreement and a letter of undertaking with Bank Hapoalim B.M., which provided for a term loan of $120 million to finance a portion of the cash consideration for the Actimize transaction. The loan was repaid in one installment on September 28, 2007.

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

Trend Information

        Our development efforts are aimed at addressing several industry trends. In the enterprise sector, these include compliance and risk management, enhancement of operational efficiencies, and improving customer retention and insights. In the security sector there is a growing demand for more comprehensive and integrated solutions to provide better safety and security to citizens. Our development efforts are also influenced by technology trends, such as the evolvement of VoIP. We see the migration to VoIP networks as a driver for deployment of additional systems.

        Our compliance and risk management solutions apply to contact centers, trading floors, branches, home agents and back offices. In this area, the continuous enactment of new regulations represents tremendous growth prospects for NICE.

        We believe that enhancing operational efficiency is especially critical to our customers. In addition, our customers seek solutions that can improve their customer retention and insight into their customer trends and dynamics. Thus, we are seeing growing demand to streamline operational efficiency by deploying a more comprehensive set of our solutions, in addition to recording. These include quality monitoring, analytics, workforce management, performance management, customer feedback, etc. Our software applications enable our customers to capture, store, retrieve and analyze unstructured data (multimedia interactions) and combine them with data from other systems to create actionable knowledge that can be distributed via reports and alerts to all relevant parties to improve performance.

        We see an opportunity for applications that analyze the content of unstructured interactions in contact centers for quality monitoring and contact center management as well as for enterprise-wide process improvement and business performance management.

        Governments and corporations around the world are investing in the protection of people and assets. As a result, there is a growing demand for more comprehensive and integrated solutions to provide better safety and security to citizens. These large projects include installation and implementation of wide-scale security systems, which better synchronize and correlate multimedia data sources in order to detect, prevent and resolve crime and terror in real time and investigate quickly in order to prosecute the persons involved. Our solutions offer an integrated multimedia capture and management solution that combines radio, telephony, IP data, GIS, and video.

        We also expect video content analysis applications to become increasingly important to city center protection, as well as various homeland security applications, mass transportation systems, campus perimeter security, and critical facilities, to enable proactive security management.

        For more information on trends in our industry, please see Item 4, “Information on the Company–Business Overview–Industry Background and Trends.”

        For more information on uncertainties, demands, commitments or events that are reasonably likely to have a material effect on revenue, please see Item 3, “Key Information–Risk Factors.”

Contractual Obligations

        Set forth below are our contractual obligations and other commercial commitments over the medium term as of December 31, 2007 (in thousands of U.S. dollars):

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating Leases	28,033	11,429	14,856	1,748
Unconditional Purchase Obligations	3,801	3,801
Severance Pay*	16,431
Uncertain Income Tax Positions**	14,919
Total Contractual Cash Obligations	63,184	15,230	14,856	1,748

		Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1-3 years	3-5 years	More than 5 years

Standby Letters of Credit	2,000	2,000
Guarantees - continuing operations	10,857	6,110	3,952	214	581
Total Commercial Commitments	12,857	8,110	3,952	214	581

*	Severance pay relates to accrued obligation to employees as required under the labor laws. These obligation are payable only upon termination, retirement or death of the respective employee

**	Uncertain income tax positions under FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 12(h) of our Consolidated Financial Statements for further information regarding our liability under FIN No. 48.

Qualitative and Quantitative Disclosure About Market Risk

        For information on the market risks relating to our operations, please see Item 11, “Quantitative and Qualitative Disclosures about Market Risk” in this annual report.

Adoption of New Accounting Standards

        In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN No. 48”). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“FAS 109”). This interpretation prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN No. 48 also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. We adopted FIN No. 48 effective January 1, 2007. FIN No. 48 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect our operating results.

        We have have decided to classify interest as financial expenses and penalties as general and administrative expenses. Our policy for interest and penalties related to income tax exposures was not impacted as a result of the adoption of the recognition and measurement provisions of FIN No. 48.

        As a result of the implementation of FIN No. 48, the Company recognized a $0.8 million decrease in liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of retained earnings.

Recently Issued Accounting Pronouncements

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

        In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We do not expect that the adoption of SFAS No. 159 to have a material impact on our Consolidated Financial Statements.

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141R”). SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. We believe that the adoption of SFAS No. 141R could have an impact on our Consolidated Financial Statements; however, the impact would depend on the nature, terms and magnitude of acquisitions we consummate in the future.

        In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We do not expect that the adoption of SFAS No. 160 will have a significant impact on our Consolidated Financial Statements.

Item 6.	Directors, Senior Management and Employees.

Directors and Senior Management

        The following table sets forth, as of March 25, 2008, the name, age and position of each of our directors and executive officers:

Name	Age	Position

Ron Gutler (1)(2)	50	Chairman of the Board of Directors
Joseph Atsmon(1)(3)	59	Vice-Chairman of the Board of Directors
Rimon Ben-Shaoul(2)	63	Director
Yoseph Dauber(2)(3)	72	Director
Dan Falk(1)(2)(3)(4)	63	Director
John Hughes(2)	56	Director
Yocheved Dvir(1)(3)(4)	55	Director
Haim Shani	51	Chief Executive Officer
Dr. Shlomo Shamir	61	President
Moshe Egert	43	Corporate Vice President & President, Enterprise Group
Israel Livnat	57	Corporate Vice President & President, Security Group
David Sosna	39	Chief Executive Officer, Actimize Ltd.
Dafna Gruber	43	Corporate Vice President and Chief Financial Officer
Yechiam Cohen	51	Corporate Vice President, General Counsel and Corporate Secretary
Eran Porat	45	Corporate Vice President, Finance
Eran Liron	40	Corporate Vice President, Business Development
Dan Yalon	36	Corporate Vice President, Strategy & Strategic Alliance
Eran Gorev	42	President and Chief Executive Officer, NICE Systems Inc.
Tamir Ginat	45	President, EMEA
Doron Ben Sira	48	President, Nice APAC

    (1)        Member of the Audit Committee.
    (2)        Member of the Compensation Committee.
    (3)        Member of the Internal Audit Committee.
(4) Outside Director. See Item 6, “Directors, Senior Management and Employees–Board Practices - Outside Directors.”

        On June 18, 2007, David Kostman resigned from our board of directors. Our board of directors now consists of seven directors, each of whom is independent.

        Effective January 1, 2008, Ms. Yocheved Dvir was elected as a statutory outside director. Dr. Leora Meridor completed her second term as a statutory outside director on January 1, 2008, and did not seek re-nomination for an additional term. See Item 6, “Directors, Senior Management and Employees–Board Practices– Outside Directors.”

        Set forth below is a biographical summary of each of the above-named directors and executive officers of NICE. Each of our directors qualifies as an independent director under the NASDAQ rules.

        Ron Gutler has served as one of our directors since May 2001 and Chairman of the Board since May 2002. Mr. Gutler is currently the Chairman of G.J.E. 121 Promoting Investment Ltd., a real estate investment company, a member of the Advisory Board of Poalim Real Estate (part of Poalim Capital Market Group) and a director of Psagot Ofek Investment House and Eshel Shekel Bonds Ltd. Between 2000 and 2002, he managed the Blue Border Horizon Fund, a global macro fund. Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company (currently part of Deutsche Bank). Between 1987 and 1999, he held various positions with Bankers Trust, where Mr. Gutler headed its trading and sales activities in Asia, South America and Emerging Europe. He also established and headed the Israeli office of Bankers Trust. Mr. Gutler holds a Bachelor’s degree in Economics and International Relations and a Master’s degree in Business Administration, both from the Hebrew University in Jerusalem.

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

        Rimon Ben-Shaoul has served as one of our directors since September 2001. Since 2001, Mr. Ben-Shaoul has served as Co-Chairman, President, and CEO of Koonras Technologies Ltd., a technology investment company controlled by Poalim Investments Ltd., a large Israeli holding company. Mr. Ben-Shaoul also serves as Chairman of Nipson Digital Printing Systems PLC and as a director of Dor Chemicals Ltd., MIND C.T.I. Ltd., BVR Systems Ltd., Cimatron Ltd. and several private companies. In addition, he is the President and CEO of Polar Communications Ltd., which manages media and communications investments. Between 1997 and 2001, Mr. Ben-Shaoul was the President and CEO of Clal Industries and Investments Ltd., one of the largest holding companies in Israel with substantial holdings in the high tech industry. During that time, Mr. Ben-Shaoul also served as Chairman of the Board of Directors of Clal Electronics Industries Ltd., Scitex Corporation Ltd., and various other companies within the Clal Group. Mr. Ben-Shaoul also served as a director of ECI Telecom Ltd., Fundtech Ltd., Creo Products, Inc. and Nova Measuring Instruments Ltd. From 1985 to 1997, Mr. Ben-Shaoul was President and CEO of Clal Insurance Company Ltd. and a director of the company and its various subsidiaries. Mr. Ben-Shaoul holds a Bachelor’s degree in Economics and Statistics and a Master’s degree in Business Administration, both from Tel-Aviv University.

        Yoseph Dauber has served as one of our directors since April 2002. Mr. Dauber has served in various senior positions at Bank Hapoalim since 1973. Until June 2002, Mr. Dauber was Deputy Chairman of the Board of Management and Joint Managing Director of Bank Hapoalim and was responsible for the commercial division of the bank. From 1994 to June 2002, Mr. Dauber served as Chairman of the Isracard Group. Mr. Dauber also served as Chairman of Poalim American Express from 1995 to July 2002. From 2002 to 2003, he served as Chairman of the Israel Maritime Bank Ltd. Mr. Dauber currently serves as a member of the Board of Bank Hapoalim. He also serves as a director of Clal Insurance Holdings Ltd., Vocaltec Communications Ltd., Lodzia Rotex Ltd., Afcon Industries Ltd. and Orbit/FR Inc. Mr. Dauber holds a Bachelor’s degree in Economics and Statistics from the Hebrew University in Jerusalem and a Master’s degree in Law from Bar Ilan University.

        Dan Falk has served as one of our statutory outside directors since 2001. From 1999 to 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V.  From 1985 to 1999, Mr. Falk served in various positions in Orbotech Ltd., the last of which were Chief Financial Officer and Executive Vice President. From 1973 to 1985, he served in several executive positions in the Israel Discount Bank. Mr. Falk serves on the board of directors of Orad Hi-Tech Systems Ltd. (where he is Chairman), Orbotech Ltd., Ormat Technologies Inc., Clicksoftware Technologies Ltd., Jacada Ltd., Attunity Ltd., Nova Measuring Systems Ltd., Dmateck Ltd., AVT Ltd., Amiad Filteration Systems Ltd. and Plastopil Ltd. Mr. Falk holds a Bachelor’s degree in Economics and Political Science and a Master’s degree in Business Administration from the Hebrew University, Jerusalem.

        John Hughes has served as one of our directors since November, 2002. Mr. Hughes is currently the Non-Executive Chairman of Intec Telecom Systems plc and Telecity Group plc and Non-Executive Deputy Chairman of Parity Group plc. From December 2000 to July 2004, he held senior executive positions at Thales Group, most recently as Executive Vice President and CEO of all civil activities for the Group. From 1997 to 2000, he held various positions with Lucent Technologies, including President of its GSM/UMTS division. From 1991 to 1997, Mr. Hughes served as Director of Convex Global Field Operations within the Hewlett Packard Company. Prior to that, Mr. Hughes held various positions with UK and US companies. Mr. Hughes also serves as Non-Executive Director of Spectris plc and Barco N.V. Mr. Hughes holds a Bachelor of Science degree in Electrical and Electronic Engineering from the University of Hertfordshire.

         Yocheved Dvir has served as one of our statutory outside directors since January 2008. Since 2000, Ms. Dvir has served as a strategic advisor in business development affairs to multiple companies and initiatives that were being founded. She serves on the boards of Strauss Industries Ltd. and Phoenix Co. Until recently, she served on the boards of Trendline Business Information & Communications Ltd., Menorah Insurance Company Ltd., Israel Corporation Ltd. and ECI Telecom Ltd. Between 1990 and 2000, Ms. Dvir served as Senior VP of the Migdal Group. Ms. Dvir joined the Migdal Group in 1981 and, until late 2000, held a number of senior financial and managerial positions, including Head of the Group’s Economics Department (1986-1988), Head of the Group’s Corporate Office (1989-1992), Head of the Group’s General Insurance Division and Corporate Office (1993-1997), Group CFO (1997-1999), Head of the Group’s Strategic Development Division and Marketing Array and Risk Manager (2000). Ms. Dvir holds a Bachelor’s degree in Economics and Statistics from the University of Haifa and a full second degree study in Statistics from the Hebrew University of Jerusalem.

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

        Moshe Egert has served as the President of the newly-formed NICE Enterprise Group since February 1, 2008. Prior to joining NICE, Mr. Egert spent two years as an active board member and strategic consultant with several software companies, specializing in strategic planning, sales and marketing, and business development. Between 1996 and 2005, Mr. Egert served as the President of the EMEA operation for Mercury Interactive Corp. (now HP Mercury), and between 1990 and 1996, he held a variety of business and technical positions at Mercury. . Moshe Egert holds a Bachelor’s degree in Electrical Engineering from Tel Aviv University.

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

        David Sosna is the Chief Executive Officer and a co-founder of Actimize Ltd., a NICE company. Mr. Sosna joined the NICE management team in 2007, when Actimize was acquired by NICE. Prior to serving as CEO of Actimize, Mr. Sosna served as its Executive Vice President of New Business Development. Before Actimize, Mr. Sosna founded Gilon Information Systems, which grew into Israel’s largest business intelligence company. Mr. Sosna holds a Bachelor’s degree in Industrial Engineering and Management, from Ben-Gurion University.

        Dafna Gruber has served as our Corporate Vice President and Chief Financial Officer since June 2007. From 2001 until May 2007, she served as the Chief Financial Officer of Alvarion Ltd., a NASDAQ-listed company that provides innovative wireless network solutions. From 1997 to 2001, Ms. Gruber was the Chief Financial Officer of BreezeCOM Ltd., which was merged with Floware Wireless Systems Ltd. to create Alvarion, prior to which she was the controller of BreezeCOM from 1996 to 1997. From 1993 to 1996 Ms. Gruber was a controller at Lannet Data Communications Ltd., subsequently acquired by Lucent Technologies Inc.  Ms. Gruber is a certified public accountant and holds a Bachelor’s degree in Accounting and Economics from Tel Aviv University.

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

        Dan Yalon has served as our Corporate VP Strategy and Strategic Alliances since November 2007. From 2003 to 2007, Mr. Yalon held several business development positions at Amdocs Ltd., the last of which was as the Head of Strategy and New Business Initiatives, where he established the company’s strategic planning and execution capabilities, translating corporate vision and strategic planning into actionable growth initiatives. From 2000 to 2003, Mr. Yalon was a strategy consultant with U.S.-based firm Monitor Company and with Israeli firm P.O.C Management Consulting. Mr. Yalon holds a Bachelor’s degree in Law and a Bachelor’s degree in management, both from the Hebrew University of Jerusalem.

        Eran Gorev has served as the President and Chief Executive Officer of NICE Systems Inc. since March 2005. From 2002 to 2004, Mr. Gorev was President of the North America – Major Clients division at Amdocs Ltd. From 2000 to 2002, he served as Corporate Vice President and Head of Worldwide Sales at Amdocs. Prior thereto, Mr. Gorev held various marketing and sales management positions in the information technology industry. Mr. Gorev holds a Bachelor’s degree in Law from Tel Aviv University and a joint Master’s degree in Business Administration from the Kellogg School of Management of Northwestern University and the Leon Recanati Graduate School of Business Administration of Tel Aviv University.

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

Compensation

        The aggregate compensation paid to or accrued on behalf of all our directors and executive officers as a group of 21 persons during 2007 consisted of approximately $5.1 million in salary, fees, bonus, commissions and directors’ fees and approximately $0.1 million in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts we expended for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

        During 2007, our officers and directors received, in the aggregate, options and restricted shares with respect to 675,837 ordinary shares under our equity based compensation plans. These options and restricted shares have an average price of $28.20 and the options will expire six years after the date the options were granted.

        Compensation and reimbursement for outside directors (as described below) is statutorily determined pursuant to the Israeli Companies Law, 5759–1999, or the Companies Law.  In 2007 we paid our outside directors annual fees in the aggregate amount of NIS 93,132 and meeting attendance fees in the aggregate amount of NIS 73,970, including meetings of committees of the board of directors. We pay each of our directors who is not an outside director an annual fee of $15,000 and a meeting attendance fee of $600, including for meetings of committees of the board of directors as well as an annual grant of options to purchase 5,000 of our ordinary shares. We pay each member of our audit committee, excluding outside directors, an additional annual fee of $2,500.  In addition, during 2007, our Chairman of the Board received a special annual fee in the amount of $25,000.

        Pursuant to the requirements of the Israeli Companies Law, remuneration of our directors generally requires shareholder approval. At our 2007 annual general meeting of shareholders, our shareholders approved, that as of January 1, 2008, our outside directors are entitled to compensation equal to that granted to the other members of the board of directors as detailed above (excluding those that perform special functions, such as the Chairman of the board of directors). Also, at our 2007 annual general meeting of shareholders, our shareholders approved an increase of the special annual fee paid to the Chairman of the Board by $11,000 so that commencing January 1, 2008, our Chairman of the Board receives a special annual fee in the amount of $36,000.

Board Practices

Corporate Governance Practices

        We are incorporated in Israel and therefore are subject to various corporate governance practices under the Israeli Companies Law, relating to such matters as outside directors, the audit committee, the internal auditor and approvals of interested party transactions. These matters are in addition to the ongoing listing conditions of the NASDAQ and other relevant provisions of U.S. securities laws. Under the NASDAQ rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable NASDAQ requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. We follow the Israeli Companies Law, the relevant provisions of which are summarized in this annual  report, rather than comply with the NASDAQ requirements relating to the quorum for shareholder meetings, shareholder approval with respect to issuance of securities under equity based compensation plans and sending annual reports to shareholders. According to Israeli law, equity based compensation plans, as well as their underlying pool, do not require shareholders’ approval.

General Board Practices

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

        Mr. Dan Falk was elected for a third term as an outside director and Ms. Yocheved Dvir was elected as an outside director for the first time at our Annual General Meeting held on December 24, 2007, and their election became effective as of January 1, 2008. An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, from the company. In accordance with such regulations, at our 2007 annual general meeting of shareholders, our shareholders approved that our outside directors are to receive compensation equal to that paid to the other members of the board of directors. For further information, please see Item 6, “Directors, Senior Management and Employees–Compensation” in this annual report.

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

Audit Committee

        The NASDAQ rules also require that the audit committee of a listed company must be composed of at least three directors, each of whom is (i) independent; (ii) does not receive any compensation (except for board fees) from the company; (iii) is not an affiliated person of the company or any subsidiary; and (iv) has not participated in the preparation of the company’s (or a current subsidiary’s) financial statements during the past three years. All of the current members of our audit committee (presently comprised of Joseph Atsmon (Chairman), Ron Gutler, Dan Falk and Yocheved Dvir) meet the NASDAQ standards described above.

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

Internal Audit Committee

        The Companies Law requires public companies to appoint an internal audit committee. The role of the internal audit committee under the Companies Law is to examine flaws in the management of the company’s business in consultation with the internal auditors and the independent accountants, and to propose remedial measures to the board. The internal audit committee also reviews interested party transactions for approval as required by law. Under the Companies Law, an internal audit committee must consist of at least three directors, including all of the outside directors. The chairman of the board of directors, any director employed by or otherwise providing services to the company on a regular basis, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the internal audit committee. All of the current members of our internal audit committee (presently comprised of Joseph Dauber (Chairman), Joseph Atsmon, Dan Falk and Yocheved Dvir) meet these qualifications.

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

Employees

        At December 31, 2007, we had approximately 2,172 employees worldwide, which represented an increase of 22.1% from year-end 2006.

        The following table sets forth the number of our full-time employees at the end of each of the last three fiscal years as well as the main category of activity and geographic location of such employees:

	At December 31,
Category of Activity	2005	2006	2007

Operations	105	104	116
Customer Support	466	620	724
Sales & Marketing	327	389	450
Research & Development	361	427	564
General & Administrative	157	239	318

Total	1,416	1,779	2,172

Geographic Location

Israel	625	692	923
North America	526	722	811
Europe	195	269	301
Asia Pacific	70	96	137

Total	1,416	1,779	2,172

        We also utilize temporary employees in various activities. On average, we employed approximately 15 temporary employees and obtained services from approximately 250 consultants (not included in the numbers set forth above) during 2007.

        Our future success will depend in part upon our ability to attract and retain highly skilled and qualified personnel. Although competition for such personnel is generally intense, we believe that adequate personnel resources are currently available in Israel to meet our requirements.

        We are not a party to any collective bargaining agreement with our employees or with any labor organization. However, we are subject to certain labor related statutes, and to certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists’ Association of Israel) that are applicable to our Israeli employees by order of the Israeli Ministry of Labor and Welfare. These statutes and provisions principally concern the length of the work day and the work week, minimum wages for workers, insurance for work-related accidents, determination of severance pay and other conditions of employment. Furthermore, pursuant to such provisions, the wages of most of our Israeli employees are automatically adjusted based on changes in the Israeli consumer price index, or CPI. The amount and frequency of these adjustments are modified from time to time.

        Israeli law generally requires the payment by employers in Israel of severance pay upon the death of an employee, his retirement or upon termination of employment by the employer without due cause. We currently fund our ongoing severance obligations in Israel by making monthly payments to approved severance funds or insurance policies. Please see Note 2(r) to our Consolidated Financial Statements. In addition, according to the National Insurance Law, Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, an organization similar to the U.S. Social Security Administration. These contributions entitle the employees to benefits in periods of unemployment, work injury, maternity leave, disability, reserve military service and bankruptcy or winding-up of the employer. Since January 1, 1995, such amount also includes payments for national health insurance. The payments to the National Insurance Institute are equal to approximately 17% of an employee’s wages (up to a certain cap as determined from time to time by law), of which the employee contributes approximately 66% and the employer contributes approximately 34%.

        In addition to our severance obligations for employees located in Israel, we pay severance benefits to our employees located elsewhere in accordance with the local laws and practices of the countries in which they are employed.

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

Share Ownership

        As of March 25, 2008, our directors and executive officers beneficially owned an aggregate of 835,691 ordinary shares, or approximately 1.4% of our outstanding ordinary shares. This figure includes 773,188 unvested restricted shares and options to purchase ordinary shares that were vested on such date or that were scheduled to vest within the following 60 days. The restricted shares and options have an average exercise price of $19.15 per share and the options expire between 2008 and 2013. No individual director or executive officer beneficially owns 1% or more of our outstanding ordinary shares.

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

        The 1995 Plan is generally administered by our compensation committee, which determines the grantees under the 1995 Plan and the number of options to be granted. As of March 25, 2008, options to purchase 78,878 ordinary shares were outstanding under the 1995 Plan at a weighted average exercise price of $5.32.

2003 Stock Option Plan

        In December 2003, we adopted the NICE-Systems Ltd. 2003 Employee Stock Option Plan, or 2003 Plan, to attract, motivate and retain talented employees by rewarding performance and encouraging behavior that will improve our profitability. Under the 2003 Plan, our employees, officers and directors may be granted options to acquire our ordinary shares. The options to acquire ordinary shares are granted at an exercise price of not less than the fair market value of the ordinary shares on the date of the grant, subject to certain exceptions which may be determined by our board of directors. We have registered, through the filing of registration statements on Form S-8 with SEC under the Securities Act of 1933, 8,962,112 ADSs for issuance under the 2003 Plan.

        Generally, under the terms of the 2003 Plan, 25% of the stock options granted become exercisable on the first anniversary of the date of grant and 6.25% becomes exercisable once every quarter during the subsequent three years. Stock options expire six years after the date of grant. Stock options are non-transferable except upon the death of the grantee. For information regarding options granted under the 2003 Plan to our directors, please see Item 6, “Directors, Senior Management and Employees – Compensation” in this annual report.

        Pursuant to the Tax Reform and in order to comply with the provisions of Section 102 of the Ordinance, on January 5, 2004, our board of directors adopted an addendum to our share option plan with respect to options granted as of December 2, 2003, to grantees who are residents of Israel (the “Addendum”). The Addendum does not add to nor modify our share option plan in respect of grantees that are not residents of Israel. On December 19, 2003, the board of directors resolved to elect the “Capital Gains Route” (as defined in Section 102(b)(2) of the Ordinance) for the grant of options to Israeli grantees, which is described above under “1995 Stock Option Plan.”

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

        The 2003 Plan is generally administered by our compensation committee, which determines the grantees under the 2003 Plan and the number of options to be granted. As of March 25, 2008, options to purchase 5,758,765 ordinary shares were outstanding under the 2003 Plan at a weighted average exercise price of $25.65.

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

Actimize Ltd. 2003 Omnibus Stock Option and Restricted Stock Incentive Plan

        Pursuant to the terms of the acquisition of Actimize Ltd. in August 2007, we assumed and replaced the stock options and restricted shares granted by Actimize.

        In 2003, Actimize adopted the 2003 Omnibus Stock Option and Restricted Stock Incentive Plan, or the 2003 Actimize Plan, to afford an incentive to employees, officers, office holders, directors, subcontractors and consultants of Actimize or any subsidiary of Actimize, to acquire a proprietary interest in Actimize, to increase their efforts on behalf of Actimize and to provide the success of Actimize’s business. Under the 2003 Actimize Plan, the grantees could be granted options to acquire Actimize’s ordinary shares, restricted shares and shares. Incentive stock options to acquire ordinary shares of Actimize were granted at an exercise price not less than the fair market value of the ordinary shares of Actimize on the date of grant or as determined by Actimize’s board of directors or by a committee thereof. In addition, the options were granted at an exercise price of not less than the par value of the ordinary shares of Actimize.

        In September 2007, we registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act, an aggregate of 987,104 ADSs, which are comprised of (i) 564,225 ADSs subject to issuance upon the exercise of stock options outstanding under the 2003 Actimize Plan and (ii) 422,879 ADSs representing restricted ordinary shares issued in lieu of restricted shares issued under the 2003 Actimize Plan.

        Generally, under the terms of the 2003 Actimize Plan, 25% of the options granted become exercisable on the first anniversary of the date of grant and 6.25% become exercisable following the lapse of every consecutive quarter thereafter during the subsequent three years. Options generally expire ten years after the date of grant. Options are non-transferable except upon the death of the grantee. When applicable, the options are held by, and registered in the name of, a trustee for a period of two years after the date of grant in accordance with Section 102 of the Israeli Income Tax Ordinance.

        As of March 25, 2008, options to purchase 496,594 ordinary shares of the NICE were outstanding and 399,142 restricted shares were issued under the 2003 Actimize Plan at a weighted average exercise price of $11.44 and $0.83, respectively. No additional grants are being made under this plan following the acquisition of Actimize.

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

	As of March 2, 2008			As of May 9, 2007			As of May 16, 2006
Name and Address	Number		Percent(1)	Number		Percent(2)	Number		Percent(3)

Migdal Insurance and
Financing Holdings Ltd.	3,731,323	(4)	6.2%	___		___	___		___

Massachusetts
Financial Services Company
and affiliates
500 Boylston St.
Boston, MA 02116	3,040,862	(5)	5.1%	4,496,259	(6)	8.7%	4,286,114	(7)	8.7%

(1)	Based upon 59,957,451 ordinary shares issued and outstanding on March 2, 2008.

(2)	Based upon 51,903,839 ordinary shares issued and outstanding on May 9, 2007.

(3)	Based upon 49,296,202 ordinary shares issued and outstanding on May 16, 2006.

(4)	Based upon a Schedule 13G filed by Migdal Insurance and Financing Holdings Ltd. with the SEC on April 8, 2008, in which the filer disclaims beneficial ownership with respect to 3,528,812 of such shares.

(5)	Based upon a Schedule 13G for the period ended December 31, 2007, filed by Massachusetts Financial Services Company with the SEC on February 8, 2008.

(6)	Based upon a Form 13F for the period ended March 31, 2007, filed by Massachusetts Financial Services Company with the SEC on May 9, 2007.

(7)	Based upon information provided to us by MFS Investment Management as of February 20, 2006.

        As of March 14, 2008, we had approximately 82 ADS holders of record in the United States, holding approximately 67% of our outstanding ordinary shares, as reported by The Bank of New York, the depositary for our ADSs.

        As of February 13, 2008, FMR LLC (formerly FMR Corp.) held 1,585,074, or 2.7%, of our ordinary shares. This information is based upon a Schedule 13G filed by FMR LLC with the SEC on that date. As of December 12, 2007, FMR LLC held 4,120,994, or 6.9%, of our ordinary shares, according to a Schedule 13G filed by FMR LLC with the SEC on that date.

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

Witness Patent Infringement Lawsuits

        On July 20, 2004, STS Software System Ltd., or STS, a wholly owned subsidiary of ours, brought a lawsuit against Witness Systems, Inc. (currently: Verint America Inc., a wholly owned subsidiary of Verint Systems, Inc.) asserting that Witness Systems is infringing three U.S. patents of STS relating to voice over internet protocol, or VoIP. STS claims that Witness Systems infringes the VoIP patents by marketing and selling products that incorporate methods of detecting, monitoring and recording information – all fully protected by the patents. STS is seeking a permanent injunction to prevent Witness Systems from making, using, offering to sell or selling any product in the United States that infringes these patents. In response, Witness Systems is asserting that the patents are invalid and not infringed. By order of the Court on June 26, 2007, NICE-Systems Ltd. joined as a plaintiff in the litigation. A trial took place in the U.S. District Court for the Northern District of Georgia during the week of March 17, 2008. Prior to the trial, we removed two U.S. patents from the litigation. A decision by the Court is expected in May, 2008.

        On August 30, 2004, Witness Systems filed a lawsuit in the United States District Court for the Northern District of Georgia against Nice Systems Inc., a wholly owned subsidiary of ours. Witness Systems is alleging infringement of two U.S. patents entitled “Method and Apparatus for Simultaneously Monitoring Computer User Screen and Telephone Activity from a Remote Location” and is seeking damages in an amount ranging from $17 million to $33 million and injunctive relief. On February 24, 2005, Witness Systems filed a similar action in the Northern District of Georgia against NICE-Systems Ltd., alleging infringement of the same two patents. The two actions were consolidated in April 2005. We have denied infringing these patents and are vigorously defending against Witness Systems’ claims. In addition, we have asserted our right to be indemnified for losses arising out of the claims of infringement in this litigation pursuant to an agreement between NICE-Systems Ltd. and Netopia, Inc., our vendor. The case is currently in discovery and no trial date has been set.

        On January 19, 2006, Witness Systems filed a new patent infringement action in the United States District Court for the Northern District of Georgia against NICE-Systems Ltd. and Nice Systems Inc., alleging infringement of a U.S. patent relating to technology to extract particular information from recorded telephone conversations. This technology is used as an option with a NICE product called NicePerform. Witness Systems is requesting unspecified damages and a permanent injunction to prevent any sale of allegedly infringing products. We have denied all material allegations and are asserting a number of defenses. We believe that the claims are without merit and intend to vigorously defend against them. The case is currently in discovery and trial is expected to begin on May 12, 2008.

        On May 10, 2006, NICE-Systems Ltd. and its wholly owned subsidiary, Nice Systems Inc. filed a new lawsuit against Witness Systems, Inc. in the United States District Court for District of Delaware claiming that Witness Systems is infringing ten U.S. patents. These patents cover various aspects of recording customer interaction communications and traditional logging including event triggered call and screen recording, “cradle-to-grave” recording of customer calls, traditional TDM loggers, off-site storage of calls, and multi-stage telephone data logging. In this lawsuit, we claimed that Witness Systems infringes our patents by marketing and selling products that use methods, products and systems which we believe are protected by our patents. The Witness products we have accused of infringing our patents include Impact 360®, ContactStore®, eQuality ContactStore®, ContactStore for Communication Manager®, eQuality ContactStore for Communication Manager® and Eyretel’s MediaStore®. We requested a permanent injunction to prevent Witness Systems from making, using, or offering to sell or selling any product in the United States which infringes these patents.  In addition, we sought damages for Witness Systems’ past willful infringement of these patents. The case went to trial before a jury on January 14, 2008. The jury deadlocked and on January 25, 2008 a mistrial was declared. We filed a motion for a new trial date for the case. A new trial date has not been set yet.

CipherActive Lawsuit

        On October 19, 2004, CipherActive filed an action against us in the District Court of Tel Aviv. In this lawsuit, CipherActive claims that under a development agreement with us, it is entitled to receive license fees in respect of certain software that it allegedly developed for us and which has been embedded in one of our products. CipherActive claims that it is entitled to license fees in an amount of $600,000, in addition to the amount of $100,000 already paid to CipherActive by us in respect of such license fees. In our statement of defense we claim that the software developed by CipherActive under the agreement has not been successful in the market, is no longer embedded in our product and, therefore, CipherActive is not entitled to any additional license fees. On February 1, 2007, a preliminary hearing took place, during which we suggested that the parties submit the dispute to mediation. Although the court approved the mediation, the parties failed to find an appropriate mediator. In a pretrial hearing that took place on May 27, 2007, the court accepted CipherActive’s request to allow additional time for negotiations between the parties. An additional pretrial hearing took place on January 20, 2008. The Court determined that an accountant from one of the big five accounting firms will examine the damages claimed by CipherActive and will submit an opinion within 90 days.

Origin Dispute

In or around February 2005, NICE received correspondence from Origin Data Realisation Limited (“Origin”), notifying the Company of a potential claim against it in relation to an alleged breach of the terms of a license of software and other matters. Following lengthy negotiations, the dispute was recently settled and a new license agreement was entered into between the parties in December 2007.

Dictaphone Corp. v. VoicePrint.

        On July 27, 2004, Dictaphone Corp. filed an action against VoicePrint in the United States District Court for the Central District of California asserting the infringement by VoicePrint of the same patents as those asserted in the Mercom Systems lawsuit, which we subsequently acquired from Dictaphone. This lawsuit has been settled in principle. The documentation for this settlement has not been finalized and executed by the parties.

Calyon Dispute

        In December 2006, Calyon Corporate and Investment Bank filed a suit against us in the District Court of Tel Aviv, demanding repayment of $648,144 plus accrued interest, for a total amount of $740,395.  We had deducted this amount in January 2004 from a payment transferred from an account of Thales maintained with Calyon to our account, at the instruction of Thales, in connection with our acquisition of TCS from Thales. We had notified TCS in 2004 that we had setoff such amount with respect to an overdue payment by TCS to us. The dispute was submitted to mediation, however the mediation process failed and the proceedings were returned to the District Court of Tel Aviv. This lawsuit is in its initial stages and the first hearing is scheduled to take place on September 18, 2008.

Formatest Dispute

        On March 9, 2007, Formatest AG filed a claim against NICE Switzerland AG, a wholly owned subsidiary of ours, in the Cantonal Court of Zug, Switzerland.  The claim was in the amount of EUR 1,187,793 (plus interest at 5% per annum) and was made in connection with an agreement dated December 10, 2004 between FAST Video Security AG (now NICE Switzerland AG) and Formatest AG.  On June 19, 2007, NICE and Formatest AG entered into an agreement settling all claims. We believe we are entitled to recover all or a substantial part of the settlement amount paid to Formatest AG (with the addition of legal costs) under the terms of indemnification provision contained in the sale and purchase agreement between the selling shareholders of FAST Video Security AG (the “Sellers”) and NICE dated November 16, 2006 (the “Agreement”). We blocked escrow funds from being released to the Sellers under the Agreement in the amount of $3,000,000 and also declared our right to set off the settlement amount paid to Formatest AG against the Sellers’ first earn out payment pursuant to the Agreement. On December 18, 2007, the Sellers issued a Notice of Arbitration in the Zurich Chamber of Commerce, claiming that NICE should pay them an amount of $1,228,766.60 (plus late payment interest of 5% from July 2007), which is the remaining unpaid portion of the first earn out payment under the Agreement, release $3,000,000 (plus accrued interest) from the escrow account pursuant to the Agreement, plus an additional late release interest of 5%, and compensate them for loss incurred due to deteriorating exchange rates and other related expenses. In accordance with our assessment of the Sellers’ liability and in order to reduce arbitration costs, we decided to release to the Sellers a partial payment of $1,400,000 out of the escrow funds and to pay to the Sellers the amount of $1,228,766.60 prior to the commencement of the arbitration proceedings. On February 20, 2008 we filed a counterclaim against the Sellers for indemnity under the Agreement as of the time of filing to approximately $1,360,000. The arbitration proceedings are at an initial stage and parties are in the process of jointly designating an arbitrator.

Discrimination in Employment Disputes

        On October 26, 2007, two former employees of Nice Systems Inc. filed a lawsuit against NICE and Nice Systems Inc., alleging violations of various laws prohibiting discrimination in employment. The plaintiffs are seeking lost earnings and benefits, compensatory damages for emotional injury and injury to reputation and punitive damages, as well as attorneys’ fees and costs. We filed our answer and the Court has held an initial conference and entered a scheduling order. The case is in its early stage of discovery.

        On December 19, 2007, a former employee of Nice Systems Inc. sent NICE and Nice Systems Inc. a letter alleging engagement in prohibited discrimination in employment and retaliation in terminating his employment. The former employee has made a settlement demand. We are currently in the process of assessing and responding to the letter.

Dividends

        Since our initial public offering and listing on the NASDAQ National Market (now The NASDAQ Global Select Market) in 1996, we have not declared or paid cash dividends on our ordinary shares or ADSs. We intend to retain our earnings for future growth and therefore do not anticipate paying any cash dividends in the foreseeable future. Under Israeli law, dividends may be paid only out of profits and other surplus (as defined in the law) as of our most recent financial statements or as accrued over a period of two years, whichever is higher, provided that there is no reasonable concern that the dividend distribution will prevent us from meeting our existing and foreseeable obligations as they come due. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on various factors, such as our statutory profits, financial condition, operating results and current and anticipated cash needs. In the event cash dividends are declared by us, we may pay such dividends in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion.

Significant Changes

        Effective as of January 1, 2008, Ms. Yocheved Dvir was elected as a statutory outside director. Dr. Leora Meridor completed her second term as a statutory outside director on January 1, 2008, and did not seek re-nomination for an additional term.

Item 9.	The Offer and Listing.

Trading in the ADSs

        Our American Depositary Shares, or ADSs, have been quoted on the NASDAQ Stock Market under the symbol “NICEV” from our initial public offering in January 1996 until April 7, 1999, and thereafter under the symbol “NICE.” Prior to that time, there was no public market for our ordinary shares in the United States. Each ADS represents one ordinary share. The following table sets forth, for the periods indicated, the high and low reported market (sale) prices for our ADSs.

	ADSs
	High	Low

Annual

2003	$12.93	$3.97
2004	15.88	8.70
2005	25.05	14.65
2006	33.41	21.55
2007	40.95	29.04

Quarterly 2006

First Quarter	$27.57	$22.97
Second Quarter	28.90	21.55
Third Quarter	28.50	23.50
Fourth Quarter	33.41	27.30

Quarterly 2007

First Quarter	$37.00	$29.81
Second Quarter	40.10	33.60
Third Quarter	38.98	29.52
Fourth Quarter	40.95	29.04

Quarterly 2008

First Quarter	34.75	24.90

Monthly

October 2007	$40.52	$36.34
November 2007	40.95	31.58
December 2007	35.05	29.04
January 2008	34.75	24.90
February 2008	33.25	28.67
March 2008	32.43	27.25
April 2008 (through April 11)	30.84	27.75

        On April 11, 2008, the last reported price of our ADSs was $29.71 per ADS.

        The Bank of New York is the depositary for our ADSs. Its address is 101 Barclay Street, New York, New York 10286.

Trading in the Ordinary Shares

        Our ordinary shares have been listed on the Tel-Aviv Stock Exchange, or TASE, since 1991. Our ordinary shares are not listed on any other stock exchange and have not been publicly traded outside Israel (other than through ADSs as noted above). The table below sets forth the high and low reported market (sale) prices of our ordinary shares (in NIS and dollars) on the TASE. The translation into dollars is based on the daily representative rate of exchange published by the Bank of Israel.

	Ordinary Shares
	High		Low
	NIS	$	NIS	$

Annual

2003	56.90	12.94	18.70	3.91
2004	71.85	16.23	39.21	8.64
2005	116.00	25.22	64.25	14.59
2006	142.50	33.16	102.00	22.48
2007	162.30	41.04	117.50	29.94

	Ordinary Shares
	High		Low
	NIS	$	NIS	$

Quarterly 2006

First Quarter	128.25	27.33	104.05	22.48
Second Quarter	129.00	29.02	102.00	22.70
Third Quarter	125.20	28.33	103.20	23.52
Fourth Quarter	142.50	33.16	117.00	27.25

Quarterly 2007

First Quarter	151.60	36.24	126.90	29.94
Second Quarter	162.00	40.76	141.60	34.08
Third Quarter	156.00	38.03	138.00	32.15
Fourth Quarter	162.30	41.04	117.50	30.28

Quarterly 2008

First Quarter	133.80	34.69	91.11	25.86

Monthly

October 2007	162.30	40.39	143.10	35.95
November 2007	161.70	41.04	125.60	32.27
December 2007	136.40	35.24	117.50	30.28
January 2008	133.80	34.69	95.20	25.86
February 2008	121.10	33.39	103.90	28.43
March 2008	119.50	32.69	91.11	26.98
April 2008 (through April 11)	111.60	30.66	98.60	27.82

        As of April 11, 2008, the last reported price of our ordinary shares on the TASE was NIS 107.50 (or $29.75) per share.

Item 10.	Additional Information.

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

Approval of Certain Transactions

        Under the Companies Law, all arrangements as to compensation of office holders who are not directors, or controlling parties, require approval of the board of directors. Similarly, adoption and amendment of equity based compensation plans require approval of the board of directors. Arrangements regarding the compensation of directors also require internal audit committee and shareholder approval.

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

Material Contracts

Actimize Ltd. Acquisition

        On August 30, 2007, we acquired Actimize Ltd., a global provider of operational risk management software solutions that enable financial services institutions to manage the challenges of regulatory compliance, internal policy enforcement and fraud prevention and money laundering. Under the terms of the Agreement and Plan of Merger, dated July 2, 2007 (the “Merger Agreement”), the consideration paid for Actimize was approximately $281 million, approximately 80% of which was in cash and approximately 20% of which was satisfied through the issuance of 1,501,933 of our ordinary shares based on the market price of the securities a few days before and after the terms of the acquisition were agreed upon and announced. Pursuant to the terms of the Merger Agreement, we assumed the stock options and restricted shares granted by Actimize (for further information please see Item 6, “Directors, Senior Management and Employees” in this annual report). On August 29, 2007, we entered into an unsecured loan agreement and a letter of undertaking with Bank Hapoalim B.M., which provided for a term loan of $120 million to finance a portion of the cash consideration for the Actimize transaction. The loan was repaid in one installment on September 28, 2007. On September 12, 2007, as required by the Merger Agreement, we filed a registration statement with the U.S. Securities and Exchange Commission to register for resale the securities issued pursuant to the Merger Agreement, which we maintained effective for approximately six months.

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

General Corporate Tax Structure

        Generally, Israeli companies are subject to Corporate Tax on taxable income at the rate of 29% for the 2007 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, the effective tax rate payable by a company that derives income from an Approved or Privileged Enterprise may be considerably less.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959, as amended.

        We derive and expect to continue to derive significant tax benefits in Israel relating to our “Approved and Privileged Enterprise” programs, pursuant to the Law for Encouragement of Capital Investments, 1959, or the Investments Law. To be eligible for these tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets. In the event of a failure to comply with these conditions, the benefits may be canceled and we may be required to refund the amount of the benefits, in whole or in part, including interest and certain inflation adjustments. As of December 31, 2007 we believe that we are in compliance with all the conditions required by the law.

        Full details regarding our Approved and Privileged Enterprises may be found in Note 12(a)(2) of our Consolidated Financial Statements.

        Other than by way of our complete liquidation, if we distribute dividends from the income of our “Approved Enterprises” which was exempted from taxes pursuant to our “Approved Enterprise” benefits, we will be taxed as if the exempt income was subject to the regular reduced corporate tax rate arising under our “Approved Enterprise” programs. Pursuant to the amendment to the Investment Law, the Company elected for 2006 to be the commencement year for its first Privileged Enterprise program under the amended law. Under the amendment, tax-exempt income generated under our Privileged Enterprise, will subject the Company to taxes upon dividend distribution or complete liquidation.

        The Company does not intend to distribute any amounts of its undistributed tax-exempt income as dividends as it intends to reinvest its tax-exempt income within the Company. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s Approved or Privileged Enterprise programs as the undistributed tax exempt income is essentially permanent in duration.

        Income from sources other than the “Approved or Privileged Enterprises” during the period of benefits will be taxable at regular corporate tax rates.

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

Special Provisions Relating to Taxation Under Inflationary Conditions

        The Income Tax Law (Inflationary Adjustments), 1985, or the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Until December 31, 2001, we measured our Israeli taxable income in accordance with this law, but from January 1, 2002, we have elected to measure our Israeli taxable income in relation to changes in the U.S. dollar/NIS exchange rate rather than the Israeli inflation index. We were permitted to make such a change pursuant to regulations published by the Israeli Minister of Finance, which provide the conditions for so doing. A company that elects to measure its results for tax purposes based on the U.S. dollar/NIS exchange rate cannot change that election for a period of three years following the election. We believe that we meet the necessary conditions and as such, continue to measure our results for tax purposes based on the U.S. dollar/NIS exchange rate.

        On February 26, 2008, the Israeli parliament approved an amendment to the Inflationary Adjustments Law which limits the applicability of such law so that it will cease to apply after the 2007 tax year.

Israeli Transfer Pricing Regulations

        On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into force (the “Transfer Pricing Regulations”). Section 85A of the Tax Ordinance and the Transfer Pricing Regulations generally require that all cross-border transactions carried out between related parties will be conducted on an arm’s length principle basis and will be taxed accordingly. As the Transfer Pricing Regulations are broadly similar to transfer pricing regimes already in place in other jurisdictions in which we operate outside of Israel, we do not expect the Transfer Pricing Regulations to have a material impact on the Company.

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

Taxation of Israeli Residents

        As of January 1, 2006, the tax rate generally applicable to the capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company) the tax rate will be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares, unless such companies were not subject to the Adjustments Law (or certain regulations) as of August 10, 2005, in which case the applicable tax rate is 25%. However, different tax rates may apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering.

        The tax basis of our shares acquired prior to January 1, 2003, will generally be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Taxation of Non-Israeli Residents

        Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE provided such gains did not derive from a permanent establishment of such shareholders in Israel. Non-Israeli residents are also exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock market outside of Israel, provided such shareholders did not acquire their shares prior to the issuer’s initial public offering and that the gains did not derive from a permanent establishment of such shareholders in Israel and that such shareholders are not subject to the Inflationary Adjustments Law. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

        Under the U.S.-Israel Treaty, the maximum Israeli withholding tax on dividends paid by us is 25%. Dividends of an Israeli company distributed from income of an Approved Enterprise (or Privileged Enterprise) are subject to a 15% withholding tax under the U.S.-Israel Tax Treaty. The U.S.-Israel Tax Treaty further provides for a 12.5% Israeli dividend withholding tax on dividends paid by an Israeli company to a United States corporation owning at least 10% or more of such Israeli company’s issued voting power for, in general, the part of the tax year which precedes the date of payment of the dividend and the entire preceding tax year. The lower 12.5% rate applies only to dividends from income not derived from an Approved Enterprise (or Privileged Enterprise) in the applicable period and does not apply if the company has more than 25% of its gross income derived from certain types of passive income. Residents of the United States generally will have withholding tax in Israel deducted at source. They may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

        A non-resident of Israel who has dividend income derived from or accrued in Israel, from which tax was withheld at source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

U.S. Federal Income Tax Considerations

        The following is a summary of the material U.S. Federal income tax consequences that apply to U.S. holders who hold ADSs as capital assets for tax purposes. This summary is based on U.S. Federal income tax laws, regulations, rulings and decisions and the U.S.-Israel income tax treaty in effect as of the date of this annual report, all of which are subject to change at any time, possibly with retroactive effect. It is also based in part on representations by The Bank of New York, the depositary for our ADSs, and assumes that each obligation under the Deposit Agreement between us and The Bank of New York and any related agreement will be performed in accordance with its terms. This summary does not address all U.S. Federal income tax matters that may be relevant to a particular prospective holder or all tax considerations that may be relevant with respect to an investment in ADSs.

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

        You are urged to consult your own tax advisor regarding the foreign and U.S. Federal, state and local and other tax consequences of an investment in ADSs.

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

        For purposes of this section, a “non-U.S. holder” is any holder who is not a U.S. holder.

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

U.S. Taxation of ADSs

        Distributions

        Subject to the discussion under “Passive Foreign Investment Companies” below, the gross amount of any distribution, including the amount of any Israeli taxes withheld from these distributions (see “Israeli Tax Considerations”), actually or constructively received by a U.S. holder with respect to ADSs will be taxable to the U.S. holder as a dividend to the extent of our current and accumulated earnings and profits as determined under U.S. Federal income tax principles. The U.S. holder will not, except as provided by Section 245 of the Internal Revenue Code of 1986, as amended (the “Code”), be eligible for any dividends received deduction in respect of the dividend otherwise allowable to corporations. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as capital gain from the sale or exchange of property. We do not maintain calculations of our earnings and profits under U.S. Federal income tax principles. If we do not report to a U.S. holder the portion of a distribution that exceeds earnings and profits, the distribution will generally be taxable as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.

        Under the Code, certain dividends received by non-corporate U.S. holders after December 31, 2002, will be subject to a maximum income tax rate of 15%. This reduced income tax rate is only applicable to dividends paid by a “qualified foreign corporation” that is not a “passive foreign investment company” and only with respect to shares held by a qualified U.S. holder (i.e., a non-corporate holder) for a minimum holding period (generally 61 days during the 121-day period beginning 60 days before the ex-dividend date). We should be considered a qualified foreign corporation because (i) we are eligible for the benefits of a comprehensive tax treaty between Israel and the U.S., which includes an exchange of information program, and (ii) the ADS is readily tradable on an established securities market in the U.S. In addition, based on our current business plans, we do not expect to be classified as a “passive foreign investment company” (see “Passive Foreign Investment Companies” below). Accordingly, dividends paid by us to individual U.S. holders on shares held for the minimum holding period should be eligible for the reduced income tax rate. The reduced tax rate for qualified dividends is scheduled to expire on December 31, 2010, unless further extended by Congress.

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

        Dividends received by a U.S. holder with respect to ADSs will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation. Subject to certain conditions and limitations, any Israeli taxes withheld on dividends at the rate provided by the U.S.-Israel income tax treaty may be deducted from taxable income or credited against a U.S. holder’s U.S. Federal income tax liability. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to “passive” income and “general” income. The rules relating to foreign tax credits and the timing thereof are complex. U.S. holders should consult their own tax advisors regarding the availability of a foreign tax credit under their particular situation.

        Sale or Other Disposition of ADSs

        If a U.S. holder sells or otherwise disposes of its ADSs, gain or loss will be recognized for U.S. Federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and such holder’s adjusted tax basis in the ADSs. Subject to the discussion below under the heading “Passive Foreign Investment Companies,” such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the holder had held the ADSs for more than one year at the time of the sale or other disposition. Long-term capital gains realized by individual U.S. holders generally are subject to a lower marginal U.S. Federal income tax rate (currently 15%) than ordinary income. Under most circumstances, any gain that a holder recognizes on the sale or other disposition of ADSs will be U.S. source for purposes of the foreign tax credit limitation and any recognized losses will be allocated against U.S. source income.

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

        If we are treated as a PFIC for any taxable year,

—	a U.S. holder would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ADSs ratably over its holding period for such ADSs,

—	the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

—	the amount allocated to the year of the dividend payment or disposition would be taxable as ordinary income, and

—	a U.S. holder would be required to make an annual return on IRS Form 8621 regarding distributions received and gain realized with respect to ADSs.

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

        You are urged to consult your own tax advisor regarding the possibility of us being classified as a PFIC and the potential tax consequences arising from the ownership and disposition (directly or indirectly) of an interest in a PFIC.

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

U.S. Federal Income Tax Consequences to Non-U.S. Holders

        Sale, Exchange or Retirement of Securities

        If you are a non-U.S. holder and you sell, exchange or redeem ADSs, you will generally not be subject to U.S. Federal income tax on any gain, unless one of the following applies:

—	the gain is connected with a trade or business that you conduct in the United States through an office or other fixed place of business, or

—	you are an individual, you are present in the United States for at least 183 days during the year in which you dispose of the ADSs and have a “tax home” in the United States, and certain other conditions are satisfied.

        Backup Withholding and Information Reporting

        Backup withholding and information reporting apply to non-U.S. holders as follows:

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

        Foreign Currency Risk. We conduct our business primarily in U.S. dollars but also in the currencies of the United Kingdom, Canada, the European Union and Israel as well as other currencies. Thus, we are exposed to foreign exchange movements, primarily in UK, European and Israeli currencies. We monitor foreign currency exposure and, from time to time, may use various instruments to preserve the value of sales transactions and commitments, however, this cannot assure our protection against risks of currency fluctuations. For more information regarding foreign currency related risks, please refer to “Risks relating to Israel”, on page 20. We use currency forward contracts together with currency options to hedge payments in NIS. These transactions constitute a future cash flow hedge. As of December 31, 2007, we had outstanding forward contracts in the total amount of $22.5 million. These transactions were for a period of up to twelve months.

        Interest Rate Risk. Our exposure to market risk for changes in interest rates relates primarily to our investment in marketable securities. We invest in investment-grade corporate bonds, US federal agency securities and U.S. treasury bills and notes. As of December 31, 2007, 72% of our portfolio was in such securities. Since these investments carry fixed interest rates and since our policy and practice is to hold these investments to maturity, interest income over the holding period is not sensitive to changes in interest rates.

        We invest in dollar deposits with insured U.S. banks, dollar deposit in European Banks and Money market funds. As of December 31, 2007, 26% of our portfolio was in such deposits. Since these investments are for short periods, interest income is sensitive to changes in interest rates. Up to 20% of our investment portfolio may be comprised of investment grade Callable Range Accrual Notes whose principal is guaranteed. As of December 31, 2007, 2% of our investment portfolio was in such notes. The notes are subject to interest rate, liquidity and price risks. Since our policy is to hold these investments to maturity or until called, the interest income from these notes is not expected to be affected by changes in their market value or to liquidity risk. However, a significant increase in prevailing interest rates may effect whether or not interest income is received for a particular period. As of December 31, 2007, we do not have any investment in auction rate securities.

        The average duration of the portfolio, as of December 31, 2007, is 1.22 years. The securities in our portfolio are rated at the least as (A-) according to Standard and Poor’s rating or (A3), according to Moody’s rating. Securities representing 30% of the portfolio are rated as AAA; securities representing 47% of the portfolio are rated as AA; and securities representing 23% of the portfolio are rated as A.

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

Disclosure Controls and Procedures

        An evaluation was performed under the supervision and with the participation of NICE’s management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of NICE’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that NICE’s disclosure controls and procedures were effective as of such date.

Management’s Annual Report on Internal Control Over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 15(f) under the Securities Exchange Act. Our internal control over financial reporting system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

        Our management assessed our internal control over financial reporting as of December 31, 2007. Our management based its assessment on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that, as of December 31, 2007, our internal control over financial reporting is effective.

        Our management has excluded Actimize Ltd. from its assessment of internal control over financial reporting as of December 31, 2007, because ownership was acquired by us during 2007. Actimize is included in the 2007 Consolidated Financial Statements of the company since August 30, 2007 and constitutes approximately 26.12% of our consolidated total assets and approximately 2.23% of our total revenues, as of, and for the year ended, December 31, 2007.

Attestation Report of the Independent Registered Public Accounting Firm

        Our independent registered public accounting firm, Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, audited management’s assessment and independently assessed the effectiveness of the company’s internal control over financial reporting. Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, has issued an attestation report concurring with management’s assessment, which is included under Item 18 on page F-3 and F-4 of this annual report.

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

Fees Paid to Independent Auditors

        Fees billed or expected to be billed by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, and other members of Ernst & Young Global for professional services for each of the last two fiscal years were as follows:

Services Rendered	2006 Fees	2007 Fees

Audit (1)	$921,000	$1,335,000
Audit-related (2)	219,000	347,000
Tax (3)	410,000	320,000
Total	$1,550,000	$2,002,000

(1)	Audit fees are for audit services for each of the years shown in this table, including fees associated with the annual audit for 2007 (including audit in accordance with section 404 of the Sarbanes-Oxley act) and certain procedures regarding our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits.

(2)	Audit-related fees relate to assurance and associated services that traditionally are performed by the independent auditor, including: accounting consultation and consultation concerning financial accounting, reporting standards and government approvals and due diligence investigations.

(3)	Tax fees are for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee benefits.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

        Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

         In 2007, neither we nor our affiliates purchased any of our own shares.

PART III

Item 17.	Financial Statements.

        Not Applicable.

Item 18.	Financial Statements.

        See pages F-1 through F-60 of this annual report attached hereto.

Item 19.	Exhibits.

Exhibit No.	Description

1.1	Amended and Restated Memorandum of Association, as approved on December 21, 2006 (English translation) (filed as Exhibit 1.1 to NICE-Systems Ltd.‘s Annual Report on Form 20-F filed with the Commission on June 13, 2006, and incorporated herein by reference).

1.2	Amended and Restated Articles of Association, as approved on December 21, 2006 (filed as Exhibit 1.2 to NICE-Systems Ltd.‘s Annual Report on Form 20-F filed with the Commission on June 13, 2006, and incorporated herein by reference).

2.1	Form of Share Certificate (filed as Exhibit 4.1 to Amendment No. 1 to NICE-Systems Ltd.'s Registration Statement on Form F-1 (Registration No. 333-99640) filed with the Commission on December 29, 1995, and incorporated herein by reference).

2.2	Form of Deposit Agreement including Form of ADR Certificate (filed as Exhibit A to NICE-Systems Ltd.‘s Registration Statement on Form F-6 (Registration No. 333-13518) filed with the Commission on May 17, 2001, and incorporated herein by reference).

4.1	Manufacturing Outsourcing Agreement dated January 21, 2002 by and among NICE-Systems Ltd. and Flextronics Israel Ltd. (filed as Exhibit 4.5 to NICE-Systems Ltd.'s Annual Report on Form 20-F filed with the Commission on June 26, 2003, and incorporated herein by reference).

4.2	Share Purchase Agreement, dated as of November 17, 2005, between certain shareholders of FAST Video Security AG and NICE-Systems Ltd. (filed as Exhibit 4.9 to NICE-Systems Ltd.‘s Annual Report on Form 20-F filed with the Commission on May 17, 2006, and incorporated herein by reference).

4.3	Share Purchase Agreement, dated as of April 27, 2006, between IEX Corporation and NICE-Systems Ltd. (filed as Exhibit 4.10 to NICE-Systems Ltd.‘s Annual Report on Form 20-F filed with the Commission on May 17, 2006, and incorporated herein by reference).

4.4	Amendment No. 2, dated as of March 27, 2006, to the Asset Purchase and Sale Agreement, dated as of April 11, 2005, between Dictaphone Corporation and NICE-Systems Inc. (filed as Exhibit 4.11 to NICE-Systems Ltd.‘s Annual Report on Form 20-F filed with the Commission on May 17, 2006, and incorporated herein by reference).

4.5	Agreement and Plan of Merger, dated as of July 2, 2007, among Actimize Ltd., Nemo Acquisitions Ltd. and NICE-Systems Ltd. (filed as Exhibit 99.2 to NICE-Systems Ltd.‘s Report on Form 6-K filed with the Commission on August 30, 2007, and incorporated herein by reference).

4.6	English Summary of Loan Agreement and Letter of Undertaking, dated August 29, 2007, between NICE and Bank Hapoalim Ltd. (filed as Exhibit 99.10 to NICE-Systems Ltd.‘s Report on Form 6-K filed with the Commission on September 12, 2007, and incorporated herein by reference).

8.1	List of significant subsidiaries.

10.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global.

12.1	Certification by the Chief Executive Officer of NICE-Systems Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act 2002.

12.2	Certification by the Chief Financial Officer of NICE-Systems Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by the Chief Executive Officer of NICE-Systems Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by the Chief Financial Officer of NICE-Systems Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

NICE SYSTEMS LTD.

        We have audited the accompanying consolidated balance sheets of NICE Systems Ltd. and subsidiaries (“the Company”) as of December 31, 2006 and 2007, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2006 and 2007, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 2 to the consolidated financial statements, in 2006 the Company adopted Statement Financial Accounting Standards Board No. 123 (revised 2004) “Share-Based Payment”.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company and subsidiaries’ internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 14, 2008 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 14, 2008	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

NICE SYSTEMS LTD.

        We have audited Nice Systems Ltd.‘s (“Nice” or the “Company”) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Nice’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

        As indicated in Part II, Item 15 of this annual report on Form 20-F under the heading “Management’s Annual Report on Internal Control Over Financial Reporting”, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal control over financial reporting of Actimize Ltd. (“Actimize”) because it was acquired during 2007. Actimize is included in the 2007 consolidated financial statements of the Company since August 30, 2007 and constituted approximately 26% of total assets as of December 31, 2007 and 2% of total revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Actimize.

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

        In our opinion, Nice maintained in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Nice and subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007 and our report dated April 14, 2008 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 14, 2008.	A Member of Ernst & Young Global

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2006	2007

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$67,365	$116,619
Short-term bank deposits	130	39,233
Marketable securities	92,859	84,089
Trade receivables (net of allowance for doubtful accounts of
$ 1,951 and $ 5,239 at December 31, 2006 and 2007, respectively)	81,312	101,977
Other receivables and prepaid expenses	11,399	20,749
Inventories	18,619	11,835
Deferred tax assets	9,951	8,258

Total current assets	281,635	382,760

LONG-TERM ASSETS:
Marketable securities	135,810	158,260
Investment in affiliates	1,200	1,200
Severance pay fund	9,998	13,966
Other receivables and prepaid expenses	832	3,183
Deferred tax assets	7,444	8,739
Property and equipment, net	15,813	18,655
Other intangible assets, net	111,182	162,315
Goodwill	220,430	443,256

Total long-term assets	502,709	809,574

Total assets	$784,344	$1,192,334

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2006	2007

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$22,845	$21,792
Accrued expenses and other liabilities	146,990	208,085

Total current liabilities	169,835	229,877

LONG-TERM LIABILITIES:
Accrued severance pay	11,743	16,431
Deferred tax liabilities	33,130	41,764
Other long-term liabilities	62	468

Total long-term liabilities	44,935	58,663

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital-
Ordinary shares of NIS 1 par value:
Authorized: 125,000,000 at December 31, 2006 and 2007; Issued and
outstanding: 51,091,512 and 59,412,812 shares at December 31, 2006 and
2007, respectively;	12,754	14,801
Additional paid-in capital	522,866	811,250
Accumulated other comprehensive income	7,483	13,068
Retained earnings	26,471	64,675

Total shareholders' equity	569,574	903,794

Total liabilities and shareholders' equity	$784,344	$1,192,334

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2005	2006	2007

Revenues:
Products	$206,355	$261,098	$316,888
Services	104,755	148,546	200,486

Total revenues	311,110	409,644	517,374

Cost of revenues:
Products	67,543	84,675	89,373
Services	68,683	89,539	116,969

Total cost of revenues	136,226	174,214	206,342

Gross profit	174,884	235,430	311,032

Operating expenses:
Research and development, net	30,896	44,880	59,632
Selling and marketing	72,829	95,190	120,592
General and administrative	37,742	60,463	85,089
Amortization of acquired intangibles	1,331	4,918	9,175
In process research and development write-off	-	12,882	3,710

Total operating expenses	142,798	218,333	278,198

Operating income	32,086	17,097	32,834
Financial income, net	5,398	13,272	14,824
Other income (expenses), net	(13)	623	(24)

Income before taxes on income	37,471	30,992	47,634
Taxes on income	902	8,591	10,254

Net income	$36,569	$22,401	$37,380

Net earnings per share:

Basic	$0.95	$0.45	$0.69

Diluted	$0.89	$0.43	$0.67

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings (accumulated deficit)	Total comprehensive income	Total shareholders' equity

Balance as of January 1, 2005	$5,464	$244,400	$5,506	$(32,499)		$222,871
Issuance of shares upon public offering, net	1,003	201,377	-	-		202,380
Issuance of shares of ESPP	37	4,285	-	-		4,322
Exercise of share options	268	21,640	-	-		21,908
Tax Benefit in respect of exercised options	-	1,501	-	-		1,501
Comprehensive income:
Foreign currency translation adjustments	-	-	(2,493)	-	$(2,493)	(2,493)
Unrealized losses on derivative instruments, net	-	-	(17)	-	(17)	(17)
Net income	-	-	-	36,569	36,569	36,569

Total comprehensive income					$34,059

Balance as of December 31, 2005	6,772	473,203	2,996	4,070		487,041
Issuance of shares of ESPP	2	227	-	-		229
Exercise of share options	510	37,187	-	-		37,697
Stock-based compensation	-	12,571	-	-		12,571
Tax benefit in respect of offering expenses	-	(585)	-	-		(585)
Excess tax benefit from share based payment arrangements	-	5,733	-	-		5,733
Stock split effected as stock dividend	5,470	(5,470)	-	-		-
Comprehensive income:
Foreign currency translation adjustments	-	-	4,463	-	$4,463	4,463
Unrealized losses on derivative instruments, net	-	-	24	-	24	24
Net income	-	-	-	22,401	22,401	22,401

Total comprehensive income					$26,888

Balance as of December 31, 2006	12,754	522,866	7,483	26,471		569,574
Issuance of shares upon public offering, net	1,283	179,546	-	-		180,829
Issuance of shares of ESPP	4	495	-	-		499
Exercise of share options	393	19,406	-	-		19,799
Stock-based compensation	-	23,666	-	-		23,666
Tax benefit in respect of offering expenses	-	10	-	-		10
Excess tax benefit from share based payment arrangements	-	4,945	-	-		4,945
Issuance of shares and options for the acquisition of
Actimize	365	60,272	-	-		60,637
Restricted shares vesting in respect of Actimize
acquisition	2	44	-	-		46
FIN 48 opening balance adjustment	-	-	-	824		824
Comprehensive income:
Foreign currency translation adjustments	-	-	5,175	-	5,175	5,175
Unrealized gains on derivative instruments, net	-	-	410	-	410	410
Net income	-	-	-	37,380	37,380	37,380

Total comprehensive income					$42,965

Balance as of December 31, 2007	$14,801	$811,250	$13,068	$64,675		$903,794

Accumulated unrealized gains on derivative instruments			$482
Accumulated foreign currency translation adjustments			12,586

Accumulated other comprehensive income as of December 31, 2007			$13,068

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2005	2006	2007

Cash flows from operating activities:

Net income	$36,569	$22,401	$37,380

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,152	21,919	30,926
Stock-based compensation	-	12,571	23,666
Excess tax benefit from share-based payments arrangements	-	(5,733)	(4,945)
Tax benefit from exercised options	1,501	-	-
In-process research and development write-off	-	12,882	3,710
Accrued severance pay, net	187	751	632
Amortization of premium (accretion of discount) and accrued
interest on held-to-maturity marketable securities	812	278	5
Deferred taxes, net	(4,841)	(3,707)	(5,231)
Increase in trade receivables	(11,488)	(6,772)	(15,224)
Decrease (increase) in other receivables and prepaid expenses	566	(1,897)	(9,623)
Decrease (increase) in inventories	(3,930)	5,376	7,579
Increase (decrease) in trade payables	5,782	1,435	(2,982)
Increase in accrued expenses and other liabilities	27,339	27,991	51,933
Other	54	80	(58)

Net cash provided by operating activities from continuing operations	65,703	87,575	117,768
Net cash provided by operating activities from discontinued
operation	-	-	476

Net cash provided by operating activities	65,703	87,575	118,244

Cash flows from investing activities:

Purchase of property and equipment	(6,128)	(8,111)	(10,947)
Proceeds from sale of property and equipment	66	76	58
Investment in marketable securities	(218,472)	(217,655)	(208,590)
Proceeds from maturity of marketable securities	190,682	142,209	170,945
Proceeds from sale and call of held-to-maturity marketable
securities	9,630	3,000	30,100
Investment in short-term bank deposits	(39)	(117)	(39,131)
Proceeds from short-term bank deposits	108	99	139

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2005	2006	2007

Cash flows from investing activities (cont.):

Refund (payment) for the acquisition of certain assets and
liabilities of Dictaphone CRS division (a)	$(39,724)	$2,000	$-
Payment for the acquisition of certain assets and liabilities of
Hannamax Hi-Tech Pty. Ltd. (b)	(1,889)	(500)	(500)
Payment for the acquisition of FAST (c)	-	(21,320)	(4,975)
Payment for the acquisition of Performix (d)	-	(13,800)	-
Payment for the acquisition of IEX (e)	-	(203,162)	(1,500)
Payment for the acquisition of Actimize (f)	-	-	(210,540)
Decrease in accrued acquisition costs	-	(15)	(83)
Proceeds in respect of TCS acquisition	2,531	-	-
Capitalization of software development costs	(806)	(1,225)	(962)
Deferred acquisition costs	(256)	-	-
Other	-	83	-

Net cash used in investing activities	(64,297)	(318,438)	(275,986)

Cash flows from financing activities:

Proceeds from issuance of shares upon public offering, net	201,724	-	180,934
Proceeds from issuance of shares upon exercise of options and
ESPP, net	25,259	38,987	20,273
Receipt of short-term bank loan	-	-	120,000
Repayment of short-term bank loan	-	-	(120,000)
Excess tax benefit from share-based payments arrangements	-	5,733	4,945
Decrease in accrued offering expenses	-	(273)	-
Decrease in short-term bank credit assumed in the acquisition of
FAST	-	(785)	-

Net cash provided by financing activities	226,983	43,662	206,152

Effect of exchange rate changes on cash	(12)	(390)	844

Increase (decrease) in cash and cash equivalents	228,377	(187,591)	49,254
Cash and cash equivalents at the beginning of the year	26,579	254,956	67,365

Cash and cash equivalents at the end of the year	$254,956	$67,365	$116,619

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Income taxes	$389	$1,407	$2,199

Interest	$-	$40	$668

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2005	2006	2007

(a)	Payment (refund) for the acquisition of certain assets and
	liabilities of Dictaphone CRS division:

	Fair value of assets acquired and liabilities assumed at the
	acquisition date:

	Working capital deficit (excluding cash and cash equivalents)	$(913)	$(3,000)
	Property and equipment	202	-
	Other intangible assets	15,400	-
	Goodwill	25,311	1,000

		40,000	(2,000)
	Less - accrued acquisition costs	(276)	-

		$39,724	$(2,000)

(b)	Payment for the acquisition of certain assets and
	liabilities of Hannamax Hi-Tech Pty. Ltd.

	Fair value of assets acquired and liabilities assumed at the
	acquisition date:

	Working capital deficit (excluding cash and cash equivalents)	$(50)	$-	$-
	Property and equipment	10	-	-
	Other intangible assets	930	-	-
	Goodwill	1,159	500	500
	Other long-term liabilities	(38)	-	-

		2,011	500	500
	Less - accrued acquisition costs	(122)	-

		$1,889	$500	$500

(c)	Payment for the acquisition of FAST:

	Estimated fair value of assets acquired and liabilities
	assumed at the acquisition date:

	Working capital deficit (excluding cash and cash equivalents)		$(5)	$-
	Property and equipment		256	-
	In-process research and development		212	-
	Other intangible assets		11,753	-
	Goodwill		17,042	-
	Long-term deferred tax liability		(1,449)	-

			27,809	-
	Less - decrease in deferred acquisition costs		(256)	-
	Less - accrued earn out payment		(6,233)	4,975

			$21,320	$4,975

The accompanying notes are an integral part of the financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2005	2006	2007

(d)	Payment for the acquisition of Performix:

	Estimated fair value of assets acquired and liabilities
	assumed at the acquisition date:

	Working capital deficit (excluding cash and cash equivalents)		$(2,800)
	Property and equipment		360
	Other intangible assets		8,060
	Goodwill		8,292
	Long-term deferred tax liability		(24)

			13,888
	Less - accrued acquisition costs		(88)

			$13,800

(e)	Payment for the acquisition of IEX:

	Estimated fair value of assets acquired and liabilities
	assumed at the acquisition date:

	Working capital deficit (excluding cash and cash equivalents)		$1,687	(149)
	Property and equipment		315	-
	In-process research and development		12,670	-
	Other intangible assets		78,170	-
	Goodwill		140,900	149
	Long-term deferred tax liabilities		(28,909)	-

			204,833	-
	Payment (provision) on account of purchase price		(1,671)	1,500

			$203,162	$1,500

The accompanying notes are an integral part of the financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2005	2006	2007

(f)	Payment for the acquisition of Actimize:

	Estimated fair value of assets acquired and liabilities
	assumed at the acquisition date:

	Working capital deficit (excluding cash and cash equivalents)			$(8,919)
	Property and equipment			622
	Severance pay fund			324
	Long-term other receivables and prepaid expenses			332
	In-process research and development			3,710
	Other intangible assets			71,300
	Goodwill			219,543
	Long-term deferred tax liabilities			(13,028)
	Other long-term liabilities			(854)

				273,030
	Less - accrued acquisition costs			(1,853)
	Less - amount acquired by issuance of shares and options,
	net of issuance expenses			(60,637)

				$210,540

(g)	Non-cash activities:

	Tax benefit on offering expenses	$1,002	$(585)	$10

	Accrued offering expenses	$346	$-	$105

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL

a.	General:

NICE Systems Ltd. (“NICE”) and subsidiaries (collectively – “the Company”) develop, market and support integrated, scalable multimedia digital recording platforms, enhanced software applications, operational risk management software solutions and related professional services. These solutions capture and analyze unstructured (non-transaction) data and convert it for business and security performance management applications. The Company’s solutions capture multiple forms of interaction, including voice, fax, email, web chat, radio, and video transmissions over wire line, wireless, packet telephony, terrestrial trunk radio and data networks.

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

Actimize Ltd., the Company’s subsidiary, offers operational risk management software solutions to the sector of financial services institutions, enabling them to manage the challenges of regulatory compliance, internal policy enforcement, fraud prevention and anti-money laundering.

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

As for major customer data, see Note 14c.

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

The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of CRS. The results of the CRS’s operations have been included in the consolidated financial statements since June 1, 2005 (“the consummation date”).

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

On September 1, 2005, the Company consummated an agreement to acquire the assets and assume certain liabilities of Hannamax Hi-Tech Pty. Ltd, (“Hannamax”) business for $ 2,011 (including acquisition costs), with potential earn out cash payment of up to $ 1,000 based on certain financial performance criteria covering years 2005 through 2006. In the second quarter of 2006 and in the second quarter of 2007, the Company paid additional consideration in the amounts of $ 500 and $ 500, respectively due to meeting the performance criteria relating to years 2005 and 2006. Accordingly, the Company recorded additional goodwill in the total amount of $ 1,000.

Hannamax was NICE’s distributor in the Australia and New Zealand markets. With the acquisition of Hannamax, the Company expanded its customer base and presence in Australia and New Zealand and expanded and strengthened the Company’s support organization in the region.

The factors that contributed to the purchase price that resulted in recognition of goodwill included: the benefits of increased market share geographically, the benefits of vertical integration and time-to-market benefits.

The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of Hannamax. The results of Hannamax’s operations have been included in the consolidated financial statements since September 1, 2005 (“the consummation date”).

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL (Cont.)

The following table summarizes the fair values of the assets acquired and liabilities assumed:

Trade receivables	$332
Other receivables and prepaid expenses	16
Inventories	318
Property and equipment	10
Customer relationships	930
Goodwill	2,159

Total assets acquired	3,765

Trade payables	(91)
Accrued expenses and other liabilities	(625)
Other long-term liabilities	(38)

Total liabilities assumed	(754)

Net assets acquired	$3,011

Customer relationships in the amount of $ 930 are amortized using the straight-line method at an annual rate of 10%.

3.	Acquisition of FAST Video Security AG (“FAST”):

On January 4, 2006, the Company consummated an agreement to acquire all of the outstanding shares of FAST, a Switzerland-based developer of innovative video systems for security and surveillance purposes. Under the agreement, the Company acquired FAST for $ 21,650 in cash (including acquisition costs), with potential earn out based on performance milestones amounting to a maximum of $ 12,000 payable based on certain financial performance criteria covering years 2006 and 2008 (of which $ 7,000 in respect of 2006 and $ 5,000 in respect of 2008).

During the fourth quarter of 2006 the Company estimated that an additional consideration for earn out in the amount of approximately $ 6,233 would be paid by the Company on account of 2006 earn out; accordingly, the Company recorded additional goodwill in this amount. See also Note 10(c)(6).

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

The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of FAST. The results of FAST’s operations have been included in the consolidated financial statements since January 4, 2006 (“the consummation date”).

Should any contingent payment be made under the agreement in the future, the additional consideration, when determinable, will increase the purchase price and accordingly additional goodwill will be recorded.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Cash	$38
Trade receivables	1,869
Other receivables and prepaid expenses	975
Inventories	296
Property and equipment	256
Trademarks	484
Core technology	9,869
In-process research and development	212
Customer relationships	1,400
Goodwill	17,042

Total assets acquired	32,441

Short-term bank credit	(785)
Trade payables	(1,568)
Accrued expenses and other liabilities	(792)
Long-term deferred tax liabilities	(1,449)

Total liabilities assumed	(4,594)

Net assets acquired	$27,847

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL (Cont.)

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

On May 22, 2006, the Company consummated an agreement to acquire all of the outstanding shares of Performix Software Limited and to acquire the assets and assume certain liabilities of Performix Holdings Inc. and its subsidiaries (collectively “Performix”). Under the agreement, the Company acquired Performix for a total purchase price of $ 13,910 in cash (including acquisition costs). According to the agreement the purchase price may increase by up to an additional $ 3,150 based on certain performance criteria for the twelve month period ending July 1, 2007. Since the performance criteria have not been met, no additional payment was made in 2007.

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

The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of Performix. The results of Performix’s operations have been included in the consolidated financial statements since May 22, 2006 (“the consummation date”).

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

The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of IEX. The results of the IEX operations have been included in the consolidated financial statements since July 7, 2006 (“the consummation date”).

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Cash	$67
Trade receivables	7,215
Other receivables and prepaid expenses	346
Inventories	1,016
Short-term deferred tax assets	9,007
Property and equipment	315
Trade name	4,090
Core technology	35,060
In-process research and development	12,670
Customer relationships	39,020
Goodwill	141,049

Total assets acquired	249,855

Trade payables	(292)
Accrued expenses and other liabilities	(12,838)
Short-term deferred tax liabilities	(2,916)
Long-term deferred tax liabilities	(28,909)

Total liabilities assumed	(44,955)

Net assets acquired	$204,900

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

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL (Cont.)

6.	Acquisition of Actimize Ltd. (“Actimize”):

On August 30, 2007 the Company consummated an agreement to acquire all of the outstanding shares of Actimize Ltd. (“Actimize”), a leading provider of transactional risk management software for the financial services industry, for an aggregate consideration of $ 281,111. The total purchase price of Actimize was composed of the following:

Cash	$217,224
Shares *)	53,217
Options and Restricted Shares Awards **)	7,670
Acquisition related transaction costs ***)	3,000

Total purchase price	$281,111

*)	Represents the fair value of 1,501,933 American Depositary Shares (“ADSs”) of NICE issued to Actimize shareholders upon consummation of the acquisition, valued based on the market price of the securities a few days before and after the terms of the acquisition were agreed to and announced, in accordance with EITF 99-12.

**)	Represents the fair value of the vested portion of 987,104 options and restricted shares of Nice granted upon consummation of the acquisition to the holders of partially vested options and restricted shares of Actimize originally granted under Actimize’s 2003 Omnibus Stock Option and Restricted Stock Incentive Plan. The fair value of these options was determined using a Black-Scholes-Merton valuation model with the following assumptions: expected life of 0-4 years, risk-free interest rate of 4.85%-4.99%, expected volatility of 30.7%-35.8% and no dividend yield. The fair value of the vested portion of the options is included herein as part of the total purchase price.

***)	Acquisition related transaction costs include investment banking fees, legal and accounting fees and other external costs directly related to the acquisition.

On August 29, 2007, to finance a portion of the cash consideration for the Actimize acquisition, the Company entered into an unsecured loan agreement and a letter of undertaking with a bank, which provide for a term loan of $ 120,000, originally repayable in one installment on February 29, 2008. The loan bore interest payable monthly, at an annual rate of LIBOR plus a margin of 0.45%. On September 28, 2007, the Company repaid the loan.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL (Cont.)

The acquisition of Actimize allows NICE to offer its customers and partners a more extensive product portfolio in the industries in which NICE operates. Actimize is a leading provider of software solutions for anti-money laundering, brokerage compliance, customer due diligence and fraud prevention. Built on a patented, scalable and extensible analytics platform, Actimize solutions enable financial institutions to increase their insight into real-time customer behavior and improve risk and compliance performance. By purchasing Actimize, the Company strategically strengthened its position as an enterprise wide analytics powerhouse and expanded its solution offering. The factors that contributed to the purchase price that resulted in recognition of goodwill, included the leverage for vertical markets and time to market benefits.

The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of Actimize. The results of the Actimize operations have been included in the consolidated financial statements since August 30, 2007 (“the consummation date”).

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Cash	$8,081
Marketable securities	6,140
Trade receivables	4,503
Short-term other receivables and prepaid expenses	1,648
Short-term deferred tax assets	925
Property and equipment	622
Severance pay fund	324
Long-term other receivables and prepaid expenses	332
Trade name	1,680
Core technology	38,480
In-process research and development	3,710
Customer relationships	31,140
Goodwill	219,543

Total assets acquired	317,128

Trade payables	(1,729)
Accrued expenses and other liabilities	(18,403)
Short-term deferred tax liabilities	(2,003)
Long-term deferred tax liabilities	(13,028)
Other long-term liabilities	(854)

Total liabilities assumed	(36,017)

Net assets acquired	$281,111

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL (Cont.)

The $ 3,710 assigned to in-process research and development was written off at the acquisition date in accordance with FASB Interpretation (“FIN”) No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method”.

Trade name, core technology and customer relationships in the amount of $ 71,300 are amortized using the straight-line method at an annual weighted average rate of 19%. Amortization expense for the above-mentioned intangible assets for the five years ending December 31, 2012 is estimated to be $ 63,433.

7.	Unaudited pro forma condensed results of operations:

The following represents the unaudited pro forma condensed results of operations for the years ended December 31, 2005, 2006 and 2007, assuming that the acquisitions of CRS and Hannamax occurred on January 1, 2005, the acquisitions of FAST, Performix and IEX occurred on January 1, 2005 and 2006 and the acquisition of Actimize occurred on January 1, 2006 and 2007. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred had the acquisitions been consummated on those dates, nor does it purport to represent the results of operations for future periods.

In-process research and development write offs in respect of the acquisitions of FAST, IEX and Actimize were not included in the pro forma condensed results of operation since they are non-recurring charges.

	Year ended December 31,
	2005	2006	2007
	Unaudited

Revenues	$401,651	$468,259	$537,467

Net income	$21,011	$6,045	$15,436

Basic net earnings per share	$0.55	$0.12	$0.28

Diluted net earnings per share	$0.51	$0.11	$0.27

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").

a.	Use of estimates:

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

NICE and certain subsidiaries’ transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”. All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of income as financial income or expenses, as appropriate.

For those subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statement of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders’ equity.

c.	Principles of consolidation:

Intercompany transactions and balances have been eliminated upon consolidation.

d.	Cash equivalents:

The Company considers short-term unrestricted highly liquid investments that are readily convertible into cash, purchased with original maturities of three months or less to be cash equivalents.

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

Marketable securities classified as “available-for-sale” are carried at fair value, based on quoted market prices. Unrealized gains and losses are reported in a separate component of shareholders’ equity in accumulated other comprehensive income. Gains and losses are recognized when realized, on a specific identification basis, in the Company’s consolidated statements of income.

Impairment losses are recognized as realized or when the Company has determined that an other-than-temporary decline in fair value has occurred. FASB Staff Position (“FSP”) No. 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment” (“FSP 115-1”) and SAB Topic 5M, “Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities” provide guidance for determining when an investment is considered impaired, whether impairment is other-than temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment decreased below its cost in an other than temporary manner. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other than temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value. FSP 115-1 nullifies certain provisions of Emerging Issues Task Force (“EITF”) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”) while retaining the disclosure requirements of EITF 03-1.

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

Inventory provisions are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, and discontinued products and for market prices lower than cost. Inventory provisions for 2005, 2006 and 2007 were $ 4,646, $ 5,095 and $ 2,716, respectively, and have been included in cost of revenues.

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

Leasehold improvements are amortized by the straight-line method over the term of the lease (including option terms) or the estimated useful life of the improvements, whichever is shorter.

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

Amortization is calculated using the straight-line method over the estimated useful lives at the following annual rates:

Weighted average %

Capitalized software development costs (see n)	33
Core technology	17
Trademarks	20
Customer relationships and distribution network	12
Maintenance contracts	33

k.	Impairment of long-lived assets:

The Company’s long-lived assets and identifiable intangibles that are subject to amortization are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. In 2005, 2006 and 2007, no impairment indicators have been identified.

l.	Goodwill:

Goodwill represents the excess of the cost over the fair value of the net assets of businesses acquired. Under SFAS No. 142, goodwill is not amortized.

SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using discounted cash flows and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future growth rates and the weighted average cost of capital of the reporting unit. The Company performed annual impairment tests during the fourth quarter of 2005, 2006 and 2007 and did not identify any impairment losses.

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

Revenues from sales of product and software licensing are recognized when all criteria outlined in Statement of Position (“SOP”) No. 97-2, “Software Revenue Recognition”(as amended by SOP No. 98-9) are met. Revenue from products and software licensing is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable.

Revenues from maintenance and professional services are recognized ratably over the contractual period or as services are performed.

In transactions where a customer’s contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or as the acceptance provision has lapsed.

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

The Company’s policy for establishing VSOE of fair value of maintenance services is based on the price charged when the maintenance is sold separately i.e. based on the renewal activity for the installed base of the Company. Establishment of VSOE of fair value of installation and training services is based on the price charged when these elements are sold separately. VSOE of fair value to project management services is established based on a price per day which is identical to price per day charged for installation services.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from fixed price contracts that require significant customization, integration and installation are recognized based on SOP No. 81-1 “Accounting for Performance of Construction–Type and Certain Production–Type Contracts” using the percentage-of-completion method of accounting based on the ratio of hours incurred to date to the total estimated hours of the contract. The amount of revenue recognized is based on the total license fees under the license agreement and the percentage of completion achieved. The revenues from such arrangements are allocated between products and services revenues to reflect the portion of each revenue source separately. Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of similar contracts and are reviewed and updated regularly by management. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contact. As of December 31, 2007, no such estimated losses were identified.

The Company maintains a provision for product returns in accordance with SFAS No. 48, “Revenue Recognition When Right of Return Exists”. The provision is estimated based on the Company’s past experience and is deducted from revenues. As of December 31, 2005, 2006 and 2007 provision for product returns amounted $ 1,155, $ 1,975, and $ 2,823, respectively.

Deferred revenue includes advances and payments received from customers, for which revenue has not yet been recognized.

n.	Research and development costs:

Research and development costs (net of grants and participations) incurred in the process of software production before establishment of technological feasibility are charged to expenses as incurred. Costs of the production of a product master incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”. Based on the Company’s product development process, technological feasibility is established upon completion of a detailed program design.

Costs incurred by the Company between completion of the detailed program design and the point at which the product is ready for general release have been capitalized.

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

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

The Company has decided to classify interest as financial expenses and penalties as general and administrative expenses. The Company’s policy for interest and penalties related to income tax exposures was not impacted as a result of the adoption of the recognition and measurement provisions of FIN No. 48.

As a result of the implementation of FIN No. 48, the Company recognized a $ 824 decrease in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of retained earnings.

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

The Company’s marketable securities include investment in U.S. corporate debentures, U.S. government debentures and structured notes. The Company’s investment policy limits the amount the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

The Company entered into forward contracts and option strategies (together: “derivative instruments”) intended to protect against the increase in value of forecasted non-dollar currency cash flows. The derivative instruments effectively hedge the Company’s non-dollar currency exposure (see 2x below).

r.	Severance pay:

The Company’s liability for severance pay for its Israeli employees is calculated pursuant to Israel’s Severance Pay Law based on the most recent monthly salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment, or a portion thereof. The Company’s liability is fully provided by monthly deposits with insurance policies and severance pay funds and by an accrual.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and includes immaterial profits.

Severance pay expense for 2005, 2006 and 2007 amounted to $ 3,622, $ 4,305 and $ 5,680, respectively.

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 6%, but generally not greater than $ 15 per year, (for certain employees over 50 years of age the maximum contribution is $ 20 per year) of their annual compensation to the plan through salary deferrals, subject to IRS limits. The Company matches 50% of employee contributions to the plan up to a limit of 6% of their eligible compensation. In the years 2005, 2006, and 2007 the Company recorded an expense for matching contributions in the amount of $ 812, $ 1,176 and $ 1,769 respectively.

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

The weighted average number of shares related to outstanding antidilutive options and restricted shares excluded from the calculations of diluted net earnings per share was 1,937,222, 705,589 and 1,817,895 for the years 2005, 2006 and 2007, respectively.

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

Prior to January 1, 2006, the Company accounted for options granted to employees and directors under the recognition and measurement provisions of APB 25 as permitted by Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) whereby compensation expenses is equal to the excess, if any of the quoted market price of the stock over the exercise price at the grant date of the award. During the year ended December 31, 2005 the Company did not recognize any stock-based compensation expense related to employee stock options.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in the years ended December 31, 2006 and 2007, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated.

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

The fair value of the Company’s stock options granted to employees and directors for the years ended December 31, 2006 and 2007 was estimated using the following assumptions:

	2006	2007

Expected volatility	33.9%-40.6%	32.5%-37.9%
Weighted average volatility	40.0%	37.5%
Risk free interest rate	4.6%-4.9%	3.3%-4.6%
Expected dividend	0	0
Expected term (in years)	2.3-3.7	2.5-3.7

A summary of the Company’s stock options activity and related information for the year ended December 31, 2007, is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2007	5,657,656	$16.69	4.1	$79,749
Granted *)	2,883,725	$30.28
Exercised **)	1,618,286	$12.23
Forfeited	462,500	$19.92

Outstanding at December 31, 2007	6,460,595	$23.64	4.3	$70,697

Exercisable at December 31, 2007	1,759,757	$16.60	3.4	$31,189

*)	Includes 564,225 options issued upon the acquisition of Actimize.

**)	The weighted-average grant-date fair value of options granted during the years 2005, 2006 and 2007 was $ 6.73, $ 9.20 and $ 11.8, respectively.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The total intrinsic value of options exercised during the years 2006 and 2007 was $ 41, 249 and $ 40,735, respectively.

A summary of the Company’s Restricted Stock Awards (“RSA”) activity and related information for the year ended December 31, 2007, is as follows:

	Number of RSA	Weighted-average exercise price

Outstanding at January 1, 2007	-
Issued upon Actimize acquisition	422,879	$35.03
Vested	10,038	$35.03

Outstanding at December 31, 2007	412,841	$35.03

As of December 31, 2007, there was approximately $ 25,789 and $ 10,152 of unrecognized compensation expense related to non-vested stock options and restricted stock awards, respectively, expected to be recognized over four years.

The options outstanding under the Company’s Stock Option Plans as of December 31, 2007 have been separated into ranges of exercise price as follows:

Ranges of exercise price	Options outstanding as of December 31, 2007	Weighted average remaining contractual term	Weighted average exercise price	Options exercisable as of December 31, 2007	Weighted Average Exercise price of Options Exercisable
		(Years)

$0.02	4,692	5.75	$0.02	-	$-
2.46-2.89	110,994	2.96	2.79	45,306	2.64
3.91-5.57	63,902	1.02	5.04	63,902	5.04
6.00-8.28	212,708	4.26	6.65	58,425	6.86
9.66-14.04	729,425	2.86	10.62	402,466	10.36
14.60-20.63	1,912,600	3.80	17.50	783,781	17.32
22.33-32.31	1,192,562	4.49	26.09	404,032	26.12
34.78-38.44	2,233,712	5.38	35.07	1,845	35.06

	6,460,595	4.3	$23.64	1,759,757	$16.6

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The pro forma table below illustrates the effect on net income and basic and diluted net earnings per share for the year ended December 31, 2005, if the Company had applied the fair value recognition provisions of SFAS 123 to options granted under the Company’s stock option plans prior to the adoption of SFAS 123(R). For purposes of this pro forma disclosure, the value of the options is estimated using the Black-Scholes-Merton option pricing formula with the following weighted-average assumptions:

Expected volatility	43.1%
Dividend yield	0%
Risk free interest rate	4.1%
Expected term (in years)	3.83

Year ended December 31, 2005

Net income as reported	$36,569
Deduct: Total stock-based employee compensation expense determined under fair
value based method for all awards, net of related tax effects	(9,382)

Pro forma net income	$27,187

Basic net earnings per share as reported	$0.95

Diluted net earnings per share as reported	$0.89

Pro forma basic net earnings per share	$0.71

Pro forma diluted net earnings per share	$0.66

u.	Fair value of financial instruments:

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

The fair value of derivative instruments is estimated by obtaining quotes from brokers.

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

Advertising expenses are charged to expense as incurred. Advertising expenses for the years 2005, 2006 and 2007 were $ 3,798, $ 5,918 and $ 6,479, respectively.

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

At December 31, 2007, the Company expects to reclassify $ 482 of net gains on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months.

y.	Reclassification:

Certain amounts from prior years have been reclassified to conform to the current year’s presentation. The reclassification had no effect on previously reported net income, shareholders’ equity or cash flows.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	New accounting pronouncement:

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for the Company beginning January 1, 2008. The FASB issues a FASB Staff Position (FSP) to defer the effective date of SFAS No. 157 for one year for all nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company does not expect the adoption will have material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. The provisions of SFAS No. 159 are effective for the Company beginning January 1, 2008. The Company does not expect the adoption of SFAS No. 159 will have an impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The Company believes that the adoption of SFAS 141R could have an impact on its consolidated financial statements; however, the impact would depend on the nature, terms and magnitude of acquisitions it consummates in the future.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51” (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and to the non-controlling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently.

SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS No. 160 will have significant impact on its consolidated financial statement.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	–	MARKETABLE SECURITIES

a.	Held-to-maturity

The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of held-to-maturity marketable securities as of December 31, 2006 and 2007:

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Estimated fair value
	December 31,		December 31,		December 31,		December 31,
	2006	2007	2006	2007	2006	2007	2006	2007

Corporate debentures	$102,597	$181,192	$45	$973	$(970)	$(631)	$101,672	$181,534
U.S Government
debentures	93,820	54,278	-	42	(775)	(94)	93,045	54,226
Structured notes	9,680	5,680	-	-	(123)	(70)	9,557	5,610

	$206,097	$241,150	$45	$1,015	$(1,868)	$(795)	$204,274	$241,370

The following table shows the gross unrealized losses and fair value of Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2007:

	December 31, 2007
	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Corporate debentures	$35,383	$(447)	$35,689	$(184)	$71,072	$(631)
U.S Government
debentures	6,014	(10)	15,816	(84)	21,830	(94)
Structured notes	1,930	(70)	-	-	1,930	(70)

	$43,327	$(527)	$51,505	$(268)	$94,832	$(795)

The contractual cash flows of these investments are either guaranteed by the U.S. government or an agency of the U.S. government or were issued by highly rated corporations. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company’s investment. Based on the small severity of the impairments and the ability and intent of the Company to hold these investments to maturity, the bonds were not considered to be other than temporarily impaired at December 31, 2007.

In 2007 the Company sold debt securities, which were classified as held-to-maturity, due to a rating decrease, in consideration of $ 5,736. As a result of the sale, the Company recorded a loss of $ 203. In 2005 and 2006, the Company did not sell any securities prior to their maturity and accordingly, did not realize any gains or losses on held-to-maturity securities in these years.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	–	MARKETABLE SECURITIES (Cont.)

During 2006 and 2007, held-to-maturity marketable securities in the amount of $ 3,000 and $ 24,364 respectively, were called by the issuers prior to maturity.

The scheduled maturities of held-to-maturity marketable securities at December 31, 2007 were as follows:

	Amortized cost	Estimated fair value

Held-to-maturity:

Due within one year	$82,890	$82,812
Due after one year through five years	155,260	155,558
Due after five years through ten years	3,000	3,000

	$241,150	$241,370

b.	Available-for-sale

The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of available for sale investments as of December 31, 2006 and 2007:

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Estimated fair value
	December 31,		December 31,		December 31,		December 31,
	2006	2007	2006	2007	2006	2007	2006	2007

U.S Government debentures	$-	$1,199	$-	$-	$-	$-	$-	$1,199
Auction Rate
Securities	22,572	-	-	-	-	-	22,572	-

	$22,572	$1,199	$-	$-	$-	$-	$22,572	$1,199

The scheduled maturity of available-for-sale securities at December 31, 2007 is within one year.

NOTE 4:	–	SHORT-TERM OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2006	2007

Government authorities	$2,355	$4,090
Interest receivable	2,113	3,765
Prepaid expenses	4,771	9,273
Assets of discontinued operation	646	170
Other	1,514	3,451

	$11,399	$20,749

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:	–	INVENTORIES

	December 31,
	2006	2007

Raw materials	$2,457	$1,717
Work-in-progress	56	115
Finished goods	16,106	10,003

	$18,619	$11,835

NOTE 6:	–	PROPERTY AND EQUIPMENT, NET

	December 31,
	2006	2007

Cost:
Computers and peripheral equipment	$61,941	$69,838
Office furniture and equipment	15,157	16,180
Leasehold improvements	4,443	5,301

	81,541	91,319

Accumulated depreciation:
Computers and peripheral equipment	52,382	57,262
Office furniture and equipment	10,079	11,580
Leasehold improvements	3,267	3,822

	65,728	72,664

Depreciated cost	$15,813	$18,655

Depreciation expense totaled $ 7,941, $ 8,244 and $ 8,740 for the years 2005, 2006 and 2007, respectively.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:	–	OTHER INTANGIBLE ASSETS, NET

a.	Other intangible assets:

	December 31,
	2006	2007

Original amounts:
Capitalized software development costs	$5,037	$8,207
Core technology	60,910	99,675
Trademarks	6,642	8,366
Customer relationships and distribution network	60,533	92,262
Maintenance contracts	582	-

	133,704	208,510

Accumulated amortization:
Capitalized software development costs	2,500	5,877
Core technology	11,869	23,148
Trademarks	1,854	3,200
Customer relationships and distribution network	5,717	13,970
Maintenance contracts	582	-

	22,522	46,195

Other intangible assets, net	$111,182	$162,315

b.	Amortization expense amounted to $ 5,211, $ 13,675 and $ 22,186 for the years 2005, 2006 and 2007, respectively.

c.	Estimated amortization expense for the years ended (excluding amortization of capitalized software development costs):

December 31,

2008	$29,246
2009	28,637
2010	28,173
2011	24,675
2012	21,074
2013 and thereafter	28,180

$159,985

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	–	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2007 are as follows:

	December 31,
	2006	2007

Goodwill, beginning of the year	$49,853	$220,430
Additions in respect of acquisitions	166,734	220,192
Adjustment to goodwill in respect of settlement with CRS	1,000	-
Foreign currency translation adjustments	2,843	2,634

Goodwill, end of year	$220,430	$443,256

NOTE 9:	–	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2006	2007

Employees and payroll accruals	$26,877	$36,432
Accrued expenses	45,234	56,529
Deferred revenues and advances from customers	60,684	93,293
Other	14,195	21,831

	$146,990	$208,085

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company leases office space, office equipment and various motor vehicles under operating leases.

1.	The Company’s office space and office equipment are rented under several operating leases.

Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, are as follows:

2008	$10,653
2009	8,626
2010	3,628
2011	2,446
2012	1,574
2013 and thereafter	174

$27,101

Rent expenses for the years 2005, 2006 and 2007 were approximately $ 6,317, $ 8,668 and $ 10,531, respectively.

2.	The Company leases its motor vehicles under cancelable operating lease agreements.

The minimum payment under these operating leases, upon cancellation of these lease agreements was $ 932 as of December 31, 2007.

Lease expenses for motor vehicles for the years 2005, 2006 and 2007 were $ 2,552, $ 2,865 and $ 4,041, respectively.

b.	Other commitments:

The Company is obligated under certain agreements with its suppliers to purchase goods and under an agreement with its manufacturing subcontractor to purchase projected inventory and excess inventory. Non cancelable obligations, net of provisions, as of December 31, 2007, were $ 3,801. These obligations will be fulfilled during 2008.

c.	Legal proceedings:

1.	On October 19, 2004, CipherActive filed an action against the Company in the District Court of Tel Aviv, State of Israel. In this lawsuit, CipherActive claims that under a development agreement with the Company, it is entitled to receive license fees in respect of certain software that it allegedly developed for the Company and which has been embedded in one of the Company’s products. CipherActive claims that it is entitled to license fees in the amount of $ 600 in addition to the amount of $ 100 already paid to CipherActive by the Company in respect of such license fees.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

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

Although the Court approved the mediation, the parties failed to find an appropriate mediator. In a pretrial hearing that took place on May 27, 2007, the Court accepted CipherActive’s request to allow additional time for negotiations between the parties. An additional pretrial hearing took place on January 20, 2008. The Court determined that an accountant from one of the big five accounting firms will examine the damages claimed by CipherActive and will submit an opinion within 90 days. The Company is currently unable to evaluate the probability of a favorable or unfavorable outcome.

2.	On July 20, 2004, STS Software System Ltd. (“STS”), a wholly owned subsidiary of the Company, brought a lawsuit against Witness Systems, Inc. (currently: Verint America Inc., a wholly owned subsidiary of Verint Systems, Inc.) (“Witness Systems”) asserting that Witness Systems is infringing three U.S. patents of STS relating to Voice over Internet Protocol (“VoIP”). STS claims that Witness Systems infringes the VoIP patents by marketing and selling products that incorporate methods of detecting, monitoring and recording information – all fully protected by the patents. STS is seeking a permanent injunction to prevent Witness Systems from making, using, offering to sell or selling any product in the United States that infringes these patents. In response, Witness Systems is asserting that the patents are invalid and not infringed. By order of the Court on June 26, 2007, the Company joined as a plaintiff in the litigation. A trial took place in the U.S. District Court for the Northern District of Georgia during the week of March 17, 2008. Prior to the trial the Company removed two U.S patents from the litigation. A decision by the court is expected in May 2008.

On August 30, 2004, Witness Systems filed a lawsuit in the United States District Court for the Northern District of Georgia against Nice Systems Inc., a wholly owned subsidiary of the Company. Witness Systems is alleging infringement of two U.S. patents entitled “Method and Apparatus for Simultaneously Monitoring Computer User Screen and Telephone Activity from a Remote Location” and is seeking damages in an amount ranging between $ 17,000 and $ 33,000 and an injunctive relief. On February 24, 2005, Witness Systems filed a similar action in the Northern District of Georgia against the Company alleging infringement of the same two patents. The two actions were consolidated in April 2005. The Company has denied infringing these patents and is vigorously defending against Witness Systems’ claims. In addition, the Company has asserted its right to be indemnified for losses arising out of the claims of infringement in this litigation pursuant to an agreement between the Company and Netopia, Inc., the Company’s vendor. The case is currently in discovery and no trial date has been set.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

On January 19, 2006, Witness Systems filed a new patent infringement action in the United States District Court for the Northern District of Georgia against the Company and its wholly owned subsidiary, Nice Systems Inc., alleging infringement of a U.S. patent relating to technology to extract particular information from recorded telephone conversations. This technology is used as an option with a Company product called NicePerform. Witness Systems is requesting unspecified damages and a permanent injunction to prevent any sale of allegedly infringing products. The Company has denied all material allegations and is asserting a number of defenses. The Company believes that the claims are without merit and intends to vigorously defend against them. The case is currently in discovery and trial is expected to begin on May 12, 2008.

On May 10, 2006, the Company and its wholly owned subsidiary, Nice Systems Inc. filed a new lawsuit against Witness Systems, Inc. in the United States District Court for District of Delaware claiming that Witness Systems is infringing ten U.S. patents. These patents cover various aspects of recording customer interaction communications and traditional logging including event triggered call and screen recording, “cradle-to-grave” recording of customer calls, traditional TDM loggers, off-site storage of calls, and multi-stage telephone data logging. In this lawsuit, the Company claimed that Witness Systems infringes the Company’s patents by marketing and selling products that use methods, products and systems which the Company believes are protected by Company’s patents. The Witness products the Company has accused of infringing its patents include Impact 360®, ContactStore®, eQuality ContactStore®, ContactStore for Communication Manager®, eQuality ContactStore for Communication Manager® and Eyretel’s MediaStore®. The Company requested a permanent injunction to prevent Witness Systems from making, using, or offering to sell or selling any product in the United States which infringes these patents. In addition, the Company sought damages for Witness Systems’ past willful infringement of these patents. The case went to trial before a jury on January 14, 2008. The jury deadlocked and on January 25, 2008 a mistrial was declared. The Company has filed a motion for a new trial date for the case. A new trial date has not been set yet.

For the above-mentioned legal proceedings, the Company currently is not able to evaluate the probability for favorable or unfavorable outcome with any degree of certainty.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

3.	In or about February 2005, the Company received correspondence from Origin Data Realisation Limited (“Origin”), notifying the Company of a potential claim against it in relation to an alleged breach of the terms of a license of software and other matters. Following lengthy negotiations, the dispute was recently settled and a new license agreement was entered into between the parties in December 2007.

4.	On July 27, 2004, Dictaphone Corp. filed an action against VoicePrint in the United States District Court for the Central District of California asserting the infringement by VoicePrint of two U.S patents, which the Company subsequently acquired from Dictaphone. This lawsuit has been settled in principle, but the documentation for this settlement has not been finalized and executed by the parties.

5.	In December 2006, Calyon Corporate and Investment Bank (“Calyon”) filed a suit against the Company in the District Court of Tel Aviv, demanding repayment of $ 648 plus accrued interest, in the total amount of $ 740. The Company deducted this amount in January 2004 from a payment transferred from an account of Thales maintained with Calyon to the Company’s account, at the instruction of Thales, in connection with the acquisition of Thales Contact Solutions (“TCS”) from Thales. The Company had notified TCS in 2004 that it had setoff such amount with respect to an overdue payment by TCS to the Company. The dispute was submitted to mediation, however the mediation process failed and the proceedings were returned to the District Court of Tel Aviv. This lawsuit is in its initial stages and the first hearing is scheduled to take place on September 18, 2008. The Company is currently unable to evaluate the probability of a favorable or unfavorable outcome.

6.	On March 9, 2007, Formatest AG filed a claim against NICE Switzerland AG, a wholly owned subsidiary of the Company, in the Cantonal Court of Zug, Switzerland. The claim is in the amount of approximately $ 1,600 (€ 1,187,793), plus interest at 5% per annum, and is made in connection with an agreement dated December 10, 2004 between FAST Video Security AG (now NICE Switzerland AG) and Formatest AG. On June 19, 2007, the Company and Formatest AG entered into an agreement settling all claims. The Company believes it is entitled to recover all or a substantial part of the settlement amount paid to Formatest AG (with the addition of legal costs), under the terms of indemnification provision contained in the sale and purchase agreement between the selling shareholders of FAST Video Security AG (the “Sellers”) and the Company dated November 16, 2006 (the “Agreement”). The Company blocked escrow funds from being released to the Sellers under the Agreement in the amount of $ 3,000 and also declared its right to set off of the settlement amount paid to Formatest AG against the Sellers’ first earn out payment pursuant to the Agreement. On December 18, 2007, the Sellers issued a Notice of Arbitration in the Zurich Chamber of Commerce, claiming that the Company should pay them an amount of $ 1,229 (plus late payment interest of 5% from July 2007), which is the remaining unpaid portion of the first earn out payment under the Agreement, release $ 3,000 (plus accrued interest) from the escrow account pursuant to the Agreement, plus an additional late release interest of 5%, and compensate them for loss incurred due to deteriorating exchange rates and other related expenses.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

In accordance with its assessment of the Sellers’ liability and in order to reduce arbitration costs, the Company decided to release to the Sellers a partial payment of $ 1,400 out of the escrow funds and to pay to the Sellers the amount of $ 1,229 prior to the commencement of the arbitration proceedings. On February 20, 2008 the Company filed a counterclaim against the Sellers for indemnity under the Agreement as of the time of filing to approximately $ 1,360. The arbitration proceedings are at an initial stage and parties are in the process of jointly designating an arbitrator.

7.	On October 26, 2007, two former employees of Nice Systems Inc. filed a lawsuit against the Company and Nice Systems Inc, alleging violations of various laws prohibiting discrimination in employment. The plaintiffs are seeking lost earnings and benefits, compensatory damages for emotional injury and injury to reputation and punitive damages, as well as attorneys’ fees and costs. The Company has filed its answer and the Court has held an initial conference and entered a scheduling order. The case is in its early stage of discovery. The Company is currently unable to evaluate the probability of a favorable or unfavorable outcome.

8.	On December 19, 2007, a former employee of Nice Systems Inc. sent the Company and Nice Systems Inc. a letter alleging engagement in prohibited discrimination in employment and retaliation in terminating his employment. The former employee has made a settlement demand. The Company is currently in the process of assessing and responding to the letter. The Company is currently unable to evaluate the probability of a favorable or unfavorable outcome.

9.	The Company is involved in various other legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

NOTE 11:	–	CREDIT LINES

As of December 31, 2007, the Company had authorized credit lines from banks in the amount of approximately $ 312,000. When utilized, the credit lines will be denominated in dollars and will bear interest at the rate of up to LIBOR + 0.45%. An amount of approximately $ 278,000 out of the total credit lines is secured by the Company’s cash and cash equivalents and marketable securities. As of December 31, 2007, $ 12,857 of the $ 312,000 referred to above was used for bank guarantees (of which $ 10,857 is for continuing operations and $ 2,000 is for letters of credit). The Company has no financial covenants to secure the above credit lines.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	–	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rates in Israel:

Taxable income of Israeli companies is subject to tax at the rate of 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

2.	Tax benefits under the Israel Law for the Encouragement of Capital Investments, 1959 (“the Law”):

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

The Company’s wholly owned subsidiary, Actimize Ltd., has received approval as an Approved Enterprise in Israel under the Law, for two investment programs and is therefore eligible for Israeli tax benefits. Pursuant to these benefits, Actimize Ltd. may enjoy a tax exemption from Israeli taxes on income derived during the first two years in which each investment program produces taxable income, subject to certain timing restrictions, provided that it does not distribute such income as a dividend. In addition, Actimize Ltd. will enjoy a reduced tax rate of 10% – 25%, (based on the percentage of foreign ownership in each taxable year) for an additional period of eight years. The benefit periods have not yet commenced.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	–	TAXES ON INCOME (Cont.)

In the event of distribution of dividends from the said tax-exempt income, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise’s income. The tax-exempt income attributable to the “Approved Enterprise” programs mentioned above can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of NICE.

The duration of tax benefits, for each of the Programs is subject to limitations of the earlier of 12 years from completion of the investment or commencement of production, or 14 years from receipt of approval, as an Approved Enterprise under the Law.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the Law and regulations published thereunder. Should the Company fail to meet such requirements in the future, income attributable to its Approved Enterprise programs could be subject to the statutory Israeli corporate tax rate and the Company could be required to refund a portion of the tax benefits already received, with respect to such programs. As of December 31, 2007, management believes that the Company is in compliance with all the conditions required by the Law.

On April 1, 2005, an amendment to the Law came into effect (“the Amendment”) and has significantly changed the provisions of the Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a “Privileged Enterprise” (rather than the previous terminology of Approved Enterprise), such as a provision requiring that at least 25% of the Privileged Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies are no longer required for Investment Center approval in order to qualify for tax benefits. The period of tax benefits for a new Privileged Enterprise commences in the “Year of Commencement”. This year is the later of: (1) the year in which taxable income is first generated by the Company, or (2) a year selected by the company for commencement, on the condition that the Company meets certain provisions provided by the Law (“Year of Election”).

If a company requested the Alternative Package of benefits for an Approved Enterprise under the old law before the 2005 amendment, it is precluded from filing a Year of Election notice for a Privileged Enterprise for three years after the year in which the Approved Enterprise was activated.

In addition, the Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the four existing Approved Enterprises will not be subject to the provisions of the Amendment.

The Company determined 2006 as the Year of Election for the purposes of commencing the Privileged Enterprise’s first program benefits under the Amendment.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	–	TAXES ON INCOME (Cont.)

As a result of the Amendment, tax-exempt income generated under the Company’s Privileged Enterprise program, will subject the Company to taxes upon dividend distribution or complete liquidation.

The Company does not intend to distribute any amounts of its undistributed tax exempt income as dividends as it intends to reinvest its tax-exempt income within the Company. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s Approved or Privileged Enterprise programs as the undistributed tax exempt income is essentially permanent in duration.

As of December 31, 2007, approximately $ 116,000 is tax-exempt attributable to its various Approved and Privileged Enterprise programs. If such tax exempt income is distributed (other than in respect of the first four programs upon the complete liquidation of the Company), it would be taxed at the reduced corporate tax rate applicable to such profits (between 10%-25%) and an income tax liability of up to approximately $ 21,700 would be incurred as of December 31, 2007.

Income from sources other than an Approved or a Privileged Enterprise is subject to tax at regular Israeli corporate tax rate.

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

As of December 31, 2007, the Company had carryforward tax losses totaling approximately $ 46,500 which can be carried forward and offset against taxable income with expiration dates ranging from 2008 and onwards. Approximately $ 28,300 of these carryforward tax losses have no expiration date. The balance expires between 2008 and 2027.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	–	TAXES ON INCOME (Cont.)

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses increasing taxes before utilization.

Of the Company’s total carry forward tax losses, approximately $ 35,600 were inherited at the time of the acquisition of certain of the Company’s subsidiaries. A valuation allowance of $ 4,200 has been applied thereto. Any subsequent reduction of this valuation allowance and the recognition of the associated tax benefit will be applied to reduce goodwill.

d.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2006	2007

Deferred tax assets:
Net operating losses carryforward	$11,412	$10,510
Acquired intangibles	6,881	6,244
Other	5,679	12,736

Deferred tax assets before valuation allowance	23,972	29,490
Valuation allowance	(6,577)	(6,182)

Deferred tax assets	17,395	23,308

Deferred tax liabilities:
Acquired intangibles	(33,130)	(48,075)

Deferred tax liabilities, net	$(15,735)	$(24,767)

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from tax loss carry forwards and other reserves and allowances due to uncertainty concerning realization of these deferred tax assets.

Decrease in the valuation allowance in 2007 amounted to $ 395 resulted from an increase of $ 978 related to business combinations, and a decrease of $ 1,373 related to operations.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	–	TAXES ON INCOME (Cont.)

e.	A reconciliation of the Company’s effective tax rate to the statutory tax rate in Israel is as follows:

	Year ended December 31,
	2005	2006	2007

Income before taxes on income, as reported in
the consolidated statements of income	$37,471	$30,992	$47,634

Statutory tax rate in Israel	34%	31%	29%
Approved and Privileged Enterprise benefits *)	(1.9)%	(14.6)%	(10.1)%
Changes in valuation allowance	(30.8)%	3.8%	(1.4)%
Earnings taxed under foreign law	-	(7.4)%	(2.6)%
Acquired in-process research and development	-	14.6%	2.3%
Permanent items and other	1.1%	0.3%	4.3%

Effective tax rate	2.4%	27.7%	21.5%

*) Net earnings per Ordinary share - amounts of
the benefit resulting from the "Approved and
Privileged Enterprise" status
Basic	$0.02	$0.09	$0.09

Diluted	$0.01	$0.09	$0.09

f.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2005	2006	2007

Domestic	$30,681	$33,629	$27,506
Foreign *)	6,790	(2,637)	20,128

	$37,471	$30,992	$47,634

*)	The loss before taxes in 2006 arose as a result of write off of acquired in-process research and development of approximately $ 13,000.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	–	TAXES ON INCOME (Cont.)

g.	Taxes on income are comprised as follows:

	Year ended December 31,
	2005	2006	2007

Current	$5,743	$6,404	$10,516
Deferred	(4,841)	2,187	(262)

	$902	$8,591	$10,254

Domestic	$1,553	$5,892	$4,254
Foreign	(651)	2,699	6,000

	$902	$8,591	$10,254

h.	Uncertain tax positions:

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$10,702
Increases in tax positions for prior years	1,315
Decreases in tax positions for prior years	(734)
Increases in tax positions for current year	3,805
Settlements	(169)

Balance at December 31, 2007 *)	$14,919

*)	Unrecognized tax benefits included $ 14,307 of tax benefits, which if recognized, would reduce the Company’s annual effective tax rate. The unrecognized tax benefits included an immaterial accrued interest as of December 31, 2007.

As of December 31, 2007, the Company is subject to Israeli income tax audits for the tax years 2002 through 2007, to U.S. federal income tax audits for the tax years of 2003 through 2007 and to other income tax audits for the tax years of 2002 through 2007.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	–	SHAREHOLDERS’ EQUITY

a.	The Ordinary shares of the Company are traded on the Tel-Aviv Stock Exchange and its ADS’s are traded on NASDAQ.

In September and October 2007 the Company completed a secondary public offering of its ADS’s on NASDAQ. The Company issued 5,175,000 shares (including 675,000 ADS issued upon the exercise of an option by the underwriters on October 10, 2007) at a price of $ 35.02 per share before issuance expenses. Total net proceeds from the issuance amounted to approximately $ 180,829.

On August 30, 2007 the Company acquired all of the outstanding shares of Actimize Ltd. (“Actimize”). As part of the acquisition, the Company issued 1,501,933 American Depositary Shares (“ADSs”) of NICE, valued at $ 53,217 – see Note 1(b)(6).

In December 2005, the Company effected a secondary public offering of its ADS on NASDAQ. The Company issued 9,200,000 shares at a price of $ 23.13 per share before underwriting and issuance expenses. Total net proceeds from the issuance amounted to approximately $ 201,724.

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

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	–	SHAREHOLDERS’ EQUITY (Cont.)

In 2003, the Company adopted the 2003 Stock Option Plan (“the 2003 Option Plan”). Under the 2003 option plan, employees and officers of the Company may be granted options to acquire Ordinary shares. The options to acquire Ordinary shares, which may only be determined by the Board of Directors of the Company, are granted at an exercise price, subject to certain exceptions, of not less than the fair market value of the Ordinary shares on the grant date. Generally, Under the terms of the 2003 Plan, 25% of the stock options granted become exercisable on the first anniversary of the date of grant and 6.25% becomes exercisable once every quarter during the subsequent three years. Stock options expire six years after the date of grant. 9,058,500 options of the 2003 Option Plan were granted. Unless otherwise determined by the Company’s Board of Directors as of the date of grant, the stock options expire six years after the date of grant.

Pursuant to the terms of the acquisition of Actimize Ltd. in August 2007, the Company assumed and replaced the stock options and restricted shares granted by Actimize. In 2003, Actimize adopted the 2003 Omnibus Stock Option and Restricted Stock Incentive Plan, or the 2003 Actimize Plan. Under the 2003 Actimize Plan, the grantees could be granted options to acquire Actimize’s Ordinary shares, restricted shares and shares. Incentive stock options to acquire Ordinary shares of Actimize were granted at an exercise price not less than the fair market value of the Ordinary shares of Actimize on the date of grant or as determined by Actimize’s board of directors or by a committee thereof. In addition, the options were granted at an exercise price of not less than the par value of the Ordinary shares of Actimize.

In September 2007, the Company registered, through the filing of a registration statement on Form S-8 with the Securities and Exchange Commission (“SEC”) under the Securities Act, an aggregate of 987,104 ADS, which are comprised of: (i) 564,225 ADS subject to issuance upon the exercise of stock options outstanding under the 2003 Actimize Plan; and (ii) 422,879 ADS representing restricted Ordinary shares issued in lieu of restricted shares issued under the 2003 Actimize Plan.

c.	Employee Stock Purchase Plan (“ESPP”):

In February 1999, the Company’s Board of Directors adopted the Employee Stock Purchase Plan (“the Purchase Plan”). Eligible employees can have up to 10% of their earnings withheld, up to certain maximums, to be used to purchase Ordinary shares. Up to 2006, the price of Ordinary shares purchased under the Purchase Plan was equal to 85% of the lower of the fair market value of the Ordinary shares on the commencement date of each offering period or on the semi-annual purchase date. In December 2005, the Board of Directors amended the plan effective January 1, 2006, so that the price of Ordinary shares purchased under the Purchase Plan will equal to 95% of Ordinary share price fair market value of the Ordinary shares on the semi-annual purchase date.

During 2005, 2006 and 2007, employees purchased 334,090, 8,570 and 16,041 shares at average prices of $ 12.94, $ 26.73 and $ 31.08 per share, respectively.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	–	SHAREHOLDERS’ EQUITY (Cont.)

d.	Stock split:

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

NOTE 14:	–	REPORTABLE SEGMENTS, PRODUCT LINES AND MAJOR CUSTOMER DATA

a.	Reportable segments:

In 2006, following the expansion of the operations in certain regions, the Company determined that it operates under several reportable segments and provided summarized financial information as set forth below. The following tables present the financial information of the Company’s reportable segments.

	Year ended December 31, 2007
	Americas	EMEA*)	APAC**)	Actimize	Not allocated	Total

Revenues	$283,009	$149,913	$72,894	$11,558	$-	$517,374

Gross profit (loss)	$176,678	$98,184	$51,818	$4,110	$(19,758)	$311,032

Operating expenses	$63,779	$34,272	$13,426	$20,127	$146,594	$278,198

Operating income (loss)	$112,899	$63,912	$38,392	$(16,017)	$(166,352)	$32,834

	Year ended December 31, 2006
	Americas	EMEA*)	APAC**)	Not allocated	Total

Revenues	$241,308	$112,541	$55,795	$-	$409,644

Gross profit (loss)	$141,797	$70,028	$37,097	$(13,492)	$235,430

Operating expenses	$59,766	$30,326	$10,169	$118,072	$218,333

Operating income (loss)	$82,031	$39,702	$26,928	$(131,564)	$17,097

*)	Includes Europe, the Middle East (including Israel) and Africa
**)	Includes Asia Pacific

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:	–	REPORTABLE SEGMENTS, PRODUCT LINES AND MAJOR CUSTOMER DATA (Cont.)

The following presents long-lived assets of December 31, 2006 and December 31, 2007:

	Year ended December 31,
	2006	2007

Americas	$261,408	$254,826
EMEA	82,966	77,916
APAC	3,051	4,101
Actimize	-	287,383

	$347,425	$624,226

b.	Product lines:

Total revenues from external customers on the basis of the Company’s product lines are as follows:

	Year ended December 31,
	2005	2006	2007

Enterprise interaction solutions	$237,353	$300,920	$382,893
Public safety and security sector	73,757	108,724	122,923
Operational risk management solutions	-	-	11,558

	$311,110	$409,644	$517,374

c.	Major customer data as a percentage of total revenues:

Customer A	21%	16%	13%

NOTE 15:	–	SELECTED STATEMENTS OF INCOME DATA

a.	Research and development, net:

	Year ended December 31,
	2005	2006	2007

Total costs	$33,404	$47,963	$63,271
Less - grants and participations	(1,702)	(1,858)	(2,677)
Less - capitalization of software development
costs	(806)	(1,225)	(962)

	$30,896	$44,880	$59,632

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:	–	SELECTED STATEMENTS OF INCOME DATA (Cont.)

b.	Financial income, net:

	Year ended December 31,
	2005	2006	2007

Financial income:
Interest and amortization/accretion of
premium/discount on marketable securities	$4,073	$6,848	$10,618
Interest	1,979	7,101	5,499
Foreign currency translation	258	1,434	1,581

	6,310	15,383	17,698

Financial expenses:
Interest	-	(40)	(668)
Foreign currency translation	(542)	(1,455)	(1,548)
Other	(370)	(616)	(658)

	(912)	(2,111)	(2,874)

	$5,398	$13,272	$14,824

c.	Net earnings per share:

The following table sets forth the computation of basic and diluted net earnings per share:

1.	Numerator:

	Year ended December 31,
	2005	2006	2007

Net income available to Ordinary
shareholders	$36,569	$22,401	$37,380

2.	Denominator (in thousands):

Denominator for basic net earnings per
share -
Weighted average number of shares	38,242	49,572	53,921

Effect of dilutive securities:
Add - Employee stock options and RSA	3,042	2,429	2,005
Add - ESPP	8	1	-

Denominator for diluted net earnings per
share - adjusted weighted average
shares	41,292	52,002	55,926

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:	–	SUBSEQUENT EVENT

On April 8, 2008, the Company acquired certain assets, shares and business from Quality Plus Group Ltd., a UK-based value-added distributor of NICE’s contact center solutions, and its affiliates (“QPC”), for approximately $12,300 in cash. The business acquired includes the sale, distribution, service, support, maintenance and development of workforce management solutions and associated services as conducted by QPC in the UK, Sweden and Australia.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NICE-SYSTEMS LTD. By: /s/ Haim Shani —————————————— Haim Shani Chief Executive Officer

Date: April 14, 2008