Form 20-F
period 2008-12-31
NICE SYSTEMS LTD
filed 2009-04-06
CIK 1003935

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-27466

NICE-SYSTEMS LTD.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Israel

(Jurisdiction of incorporation or organization)

8 Hapnina Street, P.O. Box 690, Ra’anana 43107, Israel

(Address of principal executive offices)

Dafna Gruber, +972-9-7753151, dafna.gruber@nice.com, 8 Hapnina Street, P.O.Box 690, Ra’anana 43107, Israel

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

60,853,776 Ordinary Shares, par value NIS 1.00 Per Share (which includes 186,064 restricted shares)

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

        If “Other” has been checked in response to the previous question indicate by check mark which financial statements the registrant has elected to follow:

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

        In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. Many factors could cause the actual results, performance or achievements of NICE to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, the impact of the global credit crisis, changes in currency exchange rates and interest rates, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, changes in business strategy and various other factors, both referenced and not referenced in this annual report. These risks are more fully described under Item 3, “Key Information – Risk Factors” of this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. NICE does not intend or assume any obligation to update these forward-looking statements. Investors should bear this in mind as they consider forward-looking statements and whether to invest or remain invested in NICE-Systems Ltd.‘s securities.

        In this annual report, all references to “NICE,” “we,” “us” or “our” are to NICE-Systems Ltd., a company organized under the laws of the State of Israel, and its wholly owned subsidiaries. For a list of our significant subsidiaries, please refer to page 47 of this annual report.

        In this annual report, unless otherwise specified or unless the context otherwise requires, all references to “$” or “dollars” are to U.S. Dollars, all references to “EUR” are to Euros, all references to “GBP” are to British Pounds, all references to “CHF” are to Swiss Francs and all references to “NIS” are to New Israeli Shekels. Except as otherwise indicated, the financial statements of and information regarding NICE are presented in U.S. dollars.

I

        During May 2006, we effected a two-for-one split of our ordinary shares. The split was effected by way of a 100% stock dividend, which had an ex-dividend date of May 31, 2006. Unless otherwise indicated, all ordinary share, option and per share amounts in this annual report have been adjusted to give retroactive effect to the stock split for all periods presented.

II

III

PART I

Item 1.	Identity of Directors, Senior Management and Advisers.

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not Applicable.

Item 3.	Key Information.

Selected Financial Data

        The following selected consolidated financial data as of December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008 have been derived from our audited Consolidated Financial Statements. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The selected consolidated statement of income data as of December 31, 2004, 2005 and 2006 and the selected consolidated balance sheet data for the years ended December 31, 2004 and 2005 have been derived from other Consolidated Financial Statements not included in this annual report and have also been prepared in accordance with U.S. GAAP and audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and notes thereto and other financial information included elsewhere in this annual report.

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(U.S. dollars in thousands, except per share data)

OPERATING DATA:
Revenues
Products	$182,616	$206,355	$261,098	$316,888	$351,680
Services	70,027	104,755	148,546	200,486	272,482

Total revenues	252,643	311,110	409,644	517,374	624,162

Cost of revenues
Products	64,432	67,543	84,675	89,373	95,861
Services	49,876	68,683	89,539	116,969	142,885

Total cost of revenues	114,308	136,226	174,214	206,342	238,746

Gross profit	138,335	174,884	235,430	311,032	385,416

Operating expenses:
Research and development, net	24,866	30,896	44,880	59,632	78,445
Selling and marketing	61,855	72,829	95,190	120,592	147,879
General and administrative	31,269	37,742	60,463	85,089	97,378
Amortization of acquired intangible
assets	317	1,331	4,918	9,175	14,493
In process research and development
write-off	-	-	12,882	3,710	-
Settlement and related expenses	-	-	-	-	9,870

Total operating expenses	118,307	142,798	218,333	278,198	348,065

Operating income	20,028	32,086	17,097	32,834	37,351
Financial income, net	3,556	5,398	13,272	14,824	11,289
Other income (expenses), net	54	(13)	623	(24)	(53)

Income before taxes on income	23,638	37,471	30,992	47,634	48,587
Taxes on income	2,319	902	8,591	10,254	9,480

Net income from continuing operations	21,319	36,569	22,401	37,380	39,107
Net income from discontinuing operations	3,236	-	-	-	-

Net income	$24,555	$36,569	$22,401	$37,380	39,107

Basic earnings per share:
Continuing operations	$0.61	$0.95	$0.45	$0.69	$0.65
Discontinued operations	0.09	-	-	-	-

Net earnings	$0.70	$0.95	$0.45	$0.69	$0.65

Weighted average number of shares used in
computing basic earnings per share (in
thousands)	34,994	38,242	49,572	53,921	60,088

Diluted earnings per share:
Continuing operations	$0.57	$0.89	$0.43	$0.67	$0.64
Discontinued operations	0.09	-	-	-	-

Net earnings	$0.66	$0.89	$0.43	$0.67	$0.64

Weighted average number of shares used in
computing diluted earnings per share (in
thousands)	37,406	41,292	52,002	55,926	61,268

	At December 31,
	2004	2005	2006	2007	2008

BALANCE SHEET DATA:
Working capital	$51,428	$274,708	$111,800	$152,883	$217,511
Total assets	298,311	617,250	784,344	1,192,334	1,288,705
Total debt	-	-	-	-	-
Shareholders' equity	222,871	487,041	569,574	903,794	970,822

Risk Factors

General Business Risks Relating to Our Business and Market

Conditions and changes in the local and global economic environments may adversely affect our business and financial results.

        Adverse economic conditions in markets in which we operate can harm our business. Current global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. These current economic factors include diminished liquidity and tighter credit conditions, leading to decreased credit availability, as well as declines in economic growth and employment levels. It is commonly believed that the current recession will continue and perhaps even further deteriorate. Partly as a result, entire industries are facing extreme contraction and even the prospect of collapse. The credit crisis could have a number of follow-on effects on our business, including a possible: (i) slow-down in our business, resulting from lower customer expenditure, inability of customers to pay for products and services, insolvency of customers or insolvency of key partners, (ii) negative impact on our liquidity, financial condition and share price, which may impact our ability to raise capital in the market, obtain financing and other sources of funding in the future on terms favorable to us, and (iii) decrease in asset values that are deemed to be other than temporary, which may result in impairment losses. If such increased levels of volatility and market turmoil continue, it may materially adversely affect our results of operations and may increase the difficulty for us to accurately forecast and plan future business.

Unfavorable economic and market conditions and reduced information technology spending may lead to a decreased demand for our products and services and may harm our business, financial condition and results of operations.

        We are subject to the effects of general global economic and market conditions. Recent events in the financial market may have an impact on our enterprise business and we may experience a slowdown in our business. To the extent that our business suffers as a result of such unfavorable economic and market conditions, our operating results may be materially adversely affected. In particular, enterprises may reduce spending in connection with their contact centers. Financial institutions may also reduce spending in relation to trading floors and operational risk management. IT-related capital expenditures are typically cyclical in nature, with generally higher budgets in times of improving economic conditions and lower budgets in times of economic slowdowns. In addition, our clients may, due to imminent regulatory or operational deadlines or objectives or for other reasons, prioritize other expenditures over the solutions that we offer.

        Customer purchase decisions may be significantly affected by a variety of factors, including trends in spending for information technology and enterprise software, market competition, capital expenditure prioritization, budgeting and the viability or announcement of alternative technologies. Furthermore, even when information technology is a priority, prospective customers that made significant investments in internally developed solutions or in point solutions could incur significant costs in switching to third-party enterprise-wide products such as ours. The continuation and deterioration of the current economic conditions may have a material adverse impact on our business, financial condition and results of operations.

Operating globally exposes us to additional and unpredictable risks.

        We sell our products and solutions throughout the world and intend to continue to increase our penetration of international markets. In 2006, 2007 and 2008, approximately 99% of our total sales were derived from sales to customers outside of Israel. A number of risks are inherent in international transactions. Our future results could be materially adversely affected by a variety of factors including changes in exchange rates, general economic conditions, regulatory requirements, tax structures or changes in tax laws or practices, and longer payment cycles in the countries in our geographic areas of operations. International sales and operations may be limited or disrupted by the imposition of governmental controls and regulations, export license requirements, political instability, trade restrictions, changes in tariffs and difficulties in managing international operations. We cannot assure you that one or more of these factors will not have a material adverse effect on our international operations and, consequently, on our business, financial condition and results of operations.

The markets in which we operate are highly competitive and we may be unable to compete successfully.

        The market for our products, solutions and related services, in general, is highly competitive. Additionally, some of our principal competitors, such as Verint Systems, Inc., may have greater resources and larger customer bases than we do. We have seen evidence of price reductions by some of our competitors and expect to continue to see such behavior in the future, which, if we are required to match such discounting, will adversely affect our gross margins and results of operations. To date, we have been able to manage our product design and component costs. However, there can be no assurance that we will be able to continue to achieve reductions in component and product design costs. Further, the relative and varying rates of increases or decreases in product price and cost could have a material adverse impact on our earnings.

        We are expanding the scope of our Voice Platforms and Applications to Enterprise Performance Management solutions, with a focus on analytic software solutions that are based on voice and data content analysis, including data based on transactions. The market for such content analysis applications is constantly gaining momentum. Successful positioning of our products is a critical factor in our ability to maintain growth. Furthermore, new potential entrants from the traditional enterprise business intelligence and business analytics sector may decide to develop recording and content analysis capabilities and compete with us in this emerging opportunity. As a result, we expect to continue to make significant expenditures on marketing. We cannot ensure that the market awareness or demand for our new products will grow as rapidly as we expect, or if at all, that we will successfully develop new products or introduce new applications for existing products, that such new products and applications will achieve market acceptance or that the introduction of new products or technological developments by others will not adversely impact the demand for our products.

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

        We have agreements in place with many distributors, dealers and resellers to market and sell our products and services in addition to our direct sales force. We derive a significant percentage of our revenues from one of our distributor channels and new channels may, in the future, account for a significant percentage of our revenues. Our financial results could be materially adversely affected if our contracts with distribution channels or our other partners were terminated, if our relationship with our distribution channels or our other partners were to deteriorate or if the financial condition of our distribution channels or our other partners were to weaken. Moreover, our current distribution channels or our strategic partners may decide to enter into our markets in competition with us, which will likely result in the termination of our relationship and may lead to a significant reduction in sales through related channels.

        A portion of our strategic partners are suppliers of telecommunication infrastructure equipment. If our competitors are able to penetrate our strategic relationships or if our strategic partners decide to end the relationship and expand its product offering to compete with us, this may result in a significant reduction of sales made by that strategic partner as well as to customers who use that partner’s infrastructure or work in its environment, which is broader than that partner’s direct business with us.

        This is particularly relevant to our relationship with Avaya, one of the leading global providers of enterprise business communication platforms in voice, e-business and data. Avaya, our largest global distribution channel, accounted for approximately 16%, 13% and 13% of our revenues in 2006, 2007 and 2008, respectively. If Avaya enters into a strategic relationship with our competitors or decides to otherwise end the relationship and expand its product offering to compete with us, this may result in a significant reduction of sales made through Avaya, as well as to customers who use Avaya’s infrastructure or work in its environment, which is broader than Avaya’s direct business with us, as stated above.

        As our market opportunities change, our reliance on particular distribution channels or strategic partners may increase, which may negatively impact our gross margins. There can be no assurance that we will be successful in maintaining or expanding these channels or partnerships. If we are not successful, we may lose sales opportunities, customers and market share. In addition, some of our distribution channels or our strategic partners have developed and marketed IP-based products, software applications and storage products and services in competition with us and there can be no assurance that our distribution channels or our strategic partners will not further develop or market such products and services in the future.

We may be unable to develop strategic alliances and marketing partnerships for the global distribution of our video platforms and applications, which may limit our ability to successfully market and sell these products.

        The market for our video platforms and applications is highly competitive. We believe that developing marketing partnerships and strategic alliances is an important factor in our success in marketing our video platforms and applications and in penetrating new markets for such products. However, unlike our voice platforms and applications, we have only recently started to develop a number of strategic alliances for the marketing and distribution of our video platforms and applications. We cannot assure you that we will be able to develop such partnerships or strategic alliances on terms that are favorable to us, if at all. Failure to develop such arrangements that are satisfactory to us may limit our ability to successfully market and sell our video platforms and applications and may have a negative impact on our business and results of operations.

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

        Our ability to anticipate changes in technology and industry standards and to successfully develop and introduce new, enhanced and competitive products, on a timely basis, in all the markets in which we operate, will be a critical factor in our ability to grow and be competitive. As a result, we expect to continue to make significant expenditures on research and development, particularly with respect to new software applications, which are continuously required in all our business areas. The convergence of voice and data networks and wired and wireless communications could require substantial modification and customization of our current multi-dimensional products and business models, as well as the introduction of new multi-dimensional products. Further, customer acceptance of these new technologies may be slower than we anticipate. We cannot assure that the market or demand for our products and solutions will sustain or grow as rapidly as we expect, if at all, that we will successfully develop new products or introduce new applications for existing products, that such new products and applications will achieve market acceptance or that the introduction of new products or technological developments by others will not render our products obsolete. In addition, our products must readily integrate with major third party security, telephone, front-office and back-office systems. Any changes to these third party systems could require us to redesign our products, and any such redesign might not be possible on a timely basis or achieve market acceptance. Our inability to develop products that are competitive in technology and price and responsive to customer needs could have a material adverse effect on our business, financial condition and results of operations. Additional factors that could have a material adverse effect on our business, financial condition and results of operations include industry specific factors; our ability to continuously develop, introduce and deliver commercially viable products, solutions and technologies; the market’s rate of acceptance of the product solutions and technologies we offer; and our ability to keep pace with market and technology changes and to compete successfully.

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

        Some of the customer projects for which we offer our security products, solutions and related services are growing in size, especially city center protection projects. The larger and more complex such projects are, the greater the risks associated with such projects. These risks may include our exposure to penalties and liabilities resulting from a breach of contract, our ability to fully integrate our products with third party products, a combination of various technologies and complex environments, and our dependency upon subcontractors for various planning aspects, integration and the successful and timely completion of such projects. Also, we may be held liable for the failure of our subcontractors, from whom we may have no recourse. In addition, there may be more fluctuations in cash collection and revenue recognition with respect to such projects.

We face risks relating to government contracts.

        We sell our products and solutions to, among other customers, governments and governmental entities. These sales are subject to special risks, such as delays in funding, termination of contracts or sub-contracts at the convenience of the government, termination, reduction or modification of contracts or sub-contracts in the event of changes in the government’s policies or as a result of budgetary constraints, and increased or unexpected costs resulting in losses or reduced profits under fixed price contracts. Such occurrences have happened in the past and we cannot assure you that we will not experience problems in the future in our performance of such government contracts.

Our business could be materially adversely affected as a result of the risks associated with acquisitions and investments. In particular, we may not succeed in making additional acquisitions or be effective in integrating such acquisitions.

        As part of our growth strategy, we have made a number of acquisitions over the past few years and expect to continue to make acquisitions. We frequently evaluate the tactical or strategic opportunity available related to complementary businesses, products or technologies. The process of integrating an acquired company’s business into our operations and/or of investing in new technologies, may result in unforeseen operating difficulties and large expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business. Other risks commonly encountered with acquisitions include the effect of the acquisition on our financial and strategic position and reputation, the failure of the acquired business to further our strategies, the inability to successfully integrate or commercialize acquired technologies or otherwise realize anticipated synergies or economies of scale on a timely basis, and the potential impairment of acquired assets. Moreover, there can be no assurance that the anticipated benefits of any acquisition or investment will be realized. Future acquisitions or investments could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, and amortization expenses related to intangible assets, any of which could have a material adverse effect on our operating results and financial condition. There can be no assurance that we will be successful in making additional acquisitions or effective in integrating such acquisitions into our existing business. In addition, if we consummate one or more significant acquisitions in which the consideration consists, in whole or in part, of ordinary shares or American Depositary Shares (ADSs), representing our ordinary shares, shareholders would suffer dilution of their interests in us. We have also invested in companies which can still be considered in the start-up or development stages. These investments are inherently risky as the market for the technologies or products they have under development are typically in the early stages and may never materialize. We could lose our entire initial investment in these companies. Due to changes in the industry and market conditions, we could also be required to realign our resources and consider restructuring or other action, which could result in an impairment of goodwill.

We have expanded into new markets and may not be able to manage our expansion and anticipated growth effectively.

        Over the last few years we have established a sales management and service infrastructure worldwide. In Asia and the Pacific (the APAC region), we recruited sales management and service personnel in order to bring about further growth in revenue in the Asia Pacific market and expanded our professional services group to include business consultants. Also, since 2002 we have been expanding our presence in Europe and in the Middle East and Africa (the EMEA region) through organic growth and through acquisitions. We have also recruited sales personnel in order to bring about more growth in the South America region. We may establish additional operations within these regions or in other regions where growth opportunities are projected. However, we cannot assure you that our revenues will increase as a result of this expansion or that we will be able to recover the expenses we incurred in effecting the expansion. Our failure to effectively manage our expansion of our sales, marketing, service and support organizations could have a negative impact on our business. To accommodate our global expansion, we are continuously implementing new or expanded business systems, procedures and controls. There can be no assurance that the implementation of such systems, procedures, controls and other internal systems can be completed successfully.

Our evolving business strategy could adversely affect our business.

        Historically we have supplied the hardware and some software for implementing multimedia recording solutions. Our shift towards providing value-added services and an enterprise software business model has required and will continue to require substantial change, potentially resulting in some disruption to our business. These changes may include expanded or differing competition resulting from entering the enterprise software market, increased need to expand our distribution network to include system integrators which could impact revenues and gross margins and, as our applications are sold either to our installed base or to new customers together with our recording platforms, the rate of adoption of our software applications by the market.

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

        The market for our security solutions in CCTV continuous recording, public safety and law enforcement is highly dependent on the spending cycle and spending scope of the U.S. Department of Homeland Security, as well as local, state and municipal governments and security organizations in international markets. We cannot be sure that the spending cycle will materialize as we expect and that we will be positioned to benefit from the potential opportunities, especially in light of the current unfavorable economic and market conditions.

We face foreign exchange currency risks.

        We are impacted by exchange rates and fluctuations thereof. We are likely to face risks from fluctuations in the value of the NIS, EUR, GBP and other currencies compared to the U.S. dollar, the functional currency in our financial statements. A significant portion of the expenses associated with our Israeli operations, including personnel and facilities related expenses, are incurred in NIS, whereas most of our business and revenues are generated mostly in U.S. dollars, but also in GBP, Euros and other currencies. In addition, a significant portion of the expenses associated with our European operations, are incurred in GBP and EUR. If the value of the U.S. dollar decreases against the NIS, our earnings may be negatively impacted. In 2007 and 2008, the value of the U.S. dollar significantly decreased against the NIS, which caused us to recognize higher dollar expenses. In 2008 the GBP and EUR decreased significantly against the U.S. dollar, which negatively impacted our earnings. We monitor foreign currency exposure and, from time to time, may use various instruments to preserve the value of sales transactions, expenses and commitments; however, this cannot assure our full protection against risks of currency fluctuations. For information on the market risks relating to foreign exchange, please see Item 11, “Quantitative and Qualitative Disclosures about Market Risk” in this annual report.

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

        In addition, our quarterly operating results may be subject to significant fluctuations due to other factors, including the timing and size of orders and shipments to customers, variations in distribution channels, mix of products, new product introductions, competitive pressures and general economic conditions. It is difficult to predict the exact mix of products for any period between hardware, software and services as well as within the product category between audio platforms and related applications, transactional related platforms, digital video and communications intelligence. Because a significant portion of our overhead consists of fixed costs, our quarterly results may be adversely impacted if sales fall below management’s expectations. In addition, the period of time from order to delivery of our audio and video platforms and applications is short, and therefore our backlog for such products is currently, and is expected to continue to be, small and substantially unrelated to the level of sales in subsequent periods. As a result, our results of operations for any quarter may not necessarily be indicative of results for any future period. Due to all of the foregoing factors, in some future quarters our sales or operating results may be below our forecasts and the expectations of public market analysts or investors.

Our quarterly results are likely to fluctuate, which could cause us to miss market expectations and as a result may impact the trading price of our ordinary shares.

        The trading price of our ordinary shares has experienced significant volatility in the past and may continue to do so in the future. Unfavorable changes, many of which are outside of our control, could have a material adverse effect on our business, operating results, and financial condition.

          Historically, our revenues have reflected seasonal fluctuations related to slower spending activities in the first quarter, and the increased activity related to the year-end purchasing cycles of many users of our products. We believe that we will continue to encounter quarter-to-quarter seasonality. The current economic downturn could have a further impact on our quarter-to-quarter results and backlog

        We operate with certain backlog and we face factors such as timing and volume of orders within a given period that affect our ability to fulfill these orders and to determine the amount of our revenues within the period.

        We derive a substantial portion of our sales through indirect channels, making it more difficult for us to predict revenues because we depend partially on estimates of future sales provided by third parties. In addition, changes in our arrangements with our network of channel partners or in the products they offer, such as our recent introduction of new support programs for our customers, which combines support from our channel partners with back-end support from us, could affect the timing and volume of orders. Furthermore, our expense levels are based, in part, on our expectations as to future revenues. If our revenue levels are below expectations, our operating results are likely to be adversely affected, since most of our expenses are not variable in the short term.

        Due to the factors described above, it is possible that in a particular future quarter, our operating results may be below the expectations of public market analysts and investors. In this event, the price of our ordinary shares and ADSs would likely decline.

We might recognize a loss with respect to our investments in financial instruments.

        We invest most of our cash in a variety of financial instruments. If the obligor of any of the instruments we hold defaults or undergoes reorganization in bankruptcy, we may lose a portion of such investment and our financial income may decrease. In addition, to the extent the general downturn in the credit markets continues, it could adversely affect the liquidity of our investments, or the downgrading of the credit rating of our investments could cause us to recognize some loss. For information on the types of our investments, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in this annual report.

Incorrect or improper use of our products or failure to properly provide professional services and maintenance services could result in negative publicity and legal liability.

        Our products and solutions are complex and are deployed in a wide variety of network environments. The proper use of our software requires extensive training and, if our software products are not used correctly or as intended, inaccurate results may be produced. Our products may also be intentionally misused or abused by clients who use our products. The incorrect or improper use of our products or our failure to properly provide installation, training, project management, consulting and maintenance services to our clients may result in losses suffered by our clients, which could result in negative publicity and product liability or other legal claims against us.

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

        Many of our customers use our solutions to record and to store recordings of commercial interactions. These recordings are used to provide back-up and verification of transactions and to guard against risks posed by lost or misinterpreted voice communications. These customers rely on our solutions to record, store and retrieve voice and other data in a timely, reliable and efficient manner. If our solutions fail to record our customers’ interactions or our customers are unable to retrieve stored recordings when necessary, we may be subject to liability and our reputation may be harmed. Although we attempt to limit any potential exposure through quality assurance programs, insurance and contractual terms, we cannot assure you that we will eliminate or successfully limit our liability for any failure of our recording and storage solutions.

Our software products are highly complex, and any undetected software errors in our products could adversely affect our reputation, result in significant costs to us, impair our ability to market our products and expose us to legal liability.

        Our software products are highly complex. Despite extensive testing by us and by our clients, we have in the past discovered errors, failures, bugs or other weaknesses in our software applications and will likely continue to do so in the future. Such errors, failures, bugs or other weaknesses in products released by us could result in product returns, loss of or delay in market acceptance of our products, loss of competitive position, or claims by clients or others, which would seriously harm our revenues, financial condition and results of operations. Correcting and repairing such errors, failures or bugs could also require significant expenditures of our capital and other resources and could cause interruptions, delays or cessation of our product licensing.

        In addition, the identification of errors in our software applications or the detection of bugs by our clients may damage our reputation in the market as well as our relationships with existing clients, which may result in our inability to attract or retain clients.

        Further, since our products are used for compliance recording and operational risk management functions that are often critical to our clients, the licensing and support of our products makes us potentially subject to product liability claims. Any product liability insurance we carry may not be sufficient to cover our losses resulting from any such product liability claims. The successful assertion of one or more large product liability claims against us could have a material adverse effect on our results of operations and financial condition.

Inadequate intellectual property protections could prevent us from enforcing or defending our intellectual property and we may be subject to liability in the event our products infringe on the proprietary rights of third parties and we are not successful in defending such claims.

        Our success is dependent, to a significant extent, upon our proprietary technology. We currently hold 50 U.S. patents and 71 patents issued in additional countries covering substantially the same technology as the U.S. patents. We have over 150 patent applications pending in the United States and other countries. We rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure and non-competition agreements, as well as third party licenses to establish and protect the technology used in our systems. However, we cannot assure you that such measures will be adequate to protect our proprietary technology, that competitors will not develop products with features based upon, or otherwise similar to our systems, or that third party licenses will be available to us or that we will prevail in any proceeding instituted by us in order to enjoin competitors from selling similar products. Although we believe that our products do not infringe upon the proprietary rights of third parties, we cannot assure you that one or more third parties will not make a contrary claim or that we will be successful in defending such claim.

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

        From time to time, we receive “cease and desist” letters alleging patent infringements. No formal claims or other actions have been filed with respect to such alleged infringements, except for claims filed by Dictaphone and Verint America Inc. (both of which have since been settled and dismissed) and Multi-Format, Inc. (see Item 8, “Financial Information – Legal Proceedings” in this annual report). We cannot assure you, however, that we will be successful in defending against the claim that has been asserted or any other claims that may be asserted. We also cannot assure you that such claim will not have a material adverse effect on our business, financial condition, or operations. Defending infringement claims or other claims could involve substantial costs and diversion of management resources.

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

        The countries of the European Union, as a single market for our products, accounted in 2008 for approximately 21% of our revenues. If our products fail to comply with WEEE or RoHS directives or any other directive issued from time to time by the European Union, we could be subject to penalties and other sanctions that could have a material adverse effect on our results of operations and financial condition. In addition, similar regulations are being formulated in other parts of the world. We may incur substantial costs in complying with other similar programs that might be enacted outside Europe in the future.

If we lose our key personnel or cannot recruit additional personnel, our business may suffer.

        If our growth continues or as a result of regular recruitment, we will be required to hire and integrate new employees. Recruiting and retaining qualified engineers and computer programmers to perform research and development and to commercialize our products, as well as qualified personnel to market and sell those products, are critical to our success. As of December 31, 2008, approximately 25% of our employees were devoted to research and product development and approximately 20% were devoted to marketing and sales. There can be no assurance that we will be able to successfully recruit and integrate new employees. There is often intense competition to recruit highly skilled employees in the technology industry. We may also experience personnel changes as a result of our move from multimedia recording equipment towards business performance solutions. An inability to attract and retain highly qualified employees may have an adverse effect on our ability to develop new products and enhancements for existing products and to successfully market such products, all of which would likely have a material adverse effect on our results of operations and financial position. Our success also depends, to a significant extent, upon the continued service of a number of key management, sales, marketing and development employees, the loss of any of whom could materially adversely affect our business, financial condition and results of operations.

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

        As a global corporation, we are subject to income and other taxes both in Israel and various foreign jurisdictions. Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses. Additionally, the amount of income taxes paid is subject to our interpretation of applicable laws in the jurisdictions in which we do business. From time to time, we are subject to income and other tax audits. While we believe we comply with applicable tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes. Should we be assessed additional taxes, there could be a material adverse effect on our results of operations and financial condition.

Risks relating to Israel

We are subject to the political, economic and security conditions in Israel.

        Our headquarters, research and development and main manufacturing facilities, as well as the facilities of Flextronics Israel Ltd., our key manufacturer, are located in the State of Israel, and we are directly affected by the political, economic and security conditions to which Israel is subject. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence between Israel and the Palestinians. Hamas, an Islamist movement responsible for many attacks, including missile strikes, against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority in January 2006 and took control of the entire Gaza Strip by force in June 2007. Further, in the summer of 2006, Israel engaged in a war with Hezbollah, a Lebanese Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. Rocket strikes from Gaza have increased since June 2007, and thousands of rockets have been fired at population centers in southern Israel, leading to an armed conflict between Israel and Hamas in January 2009. In addition, acts of terrorism, armed conflicts or political instability in the region could negatively affect local business conditions and harm our results of operations. We cannot predict the effect on the region of any diplomatic initiatives or political developments involving Israel or the Palestinians or other countries in the Middle East. Furthermore, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as a result of an increase in hostilities. Our products are heavily dependent upon components imported from, and most of our sales are made to, countries outside of Israel. Accordingly, our operations could be materially adversely affected if trade between Israel and its present trading partners were interrupted or curtailed.

        Some of our officers and employees are currently obligated to perform annual military reserve duty and some were called to duty during the summer of 2006 and in January 2009. Additionally, in the event of a military conflict, including the ongoing conflict with the Palestinians, these persons could be required to serve in the military for extended periods of time. We cannot assess the full impact of these requirements on our workforce or business and we cannot predict the effect on us of any expansion or reduction of these obligations.

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

        On April 1, 2005, an amendment to the Israeli law which deals with Approved Enterprises came into force. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in such law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment incorporates certain changes to both the criteria and procedure for obtaining “Approved Enterprise” status for an investment program, and changes to the tax benefits afforded in certain circumstances to “Approved Enterprises” under such law (which is referred to as a “Privileged Enterprise” following such amendment). We have four Privileged Enterprise programs, which are covered by the amendment. While we believe that we meet the statutory conditions as set out in the amendment, there can be no assurance that the tax authorities in Israel will concur. Should it be determined that these Privileged Enterprise programs do not meet the statutory conditions, our provision for income taxes will increase materially.

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

        Under Israeli law, products incorporating know-how developed with grants from the OCS are required to be manufactured in Israel, unless prior approval of a governmental committee is obtained. As a condition to obtaining this approval, we may be required to pay to the OCS up to 300% of the grants we received and to repay these grants on an accelerated basis, depending on the portion of manufacturing performed outside Israel. In addition, we are prohibited from transferring to third parties the technology developed with these grants without the prior approval of a governmental committee and, possibly, the payment of a fee. See Item 4, “Information on the Company – Research and Development” in this annual report, for additional information about OCS programs.

Provisions of Israeli law may delay, prevent or impede an acquisition of us, which could prevent a change of control.

        Israeli corporate law regulates mergers and tender offers, requires tender offers for acquisitions of shares above specified thresholds and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. These provisions could delay, prevent or impede an acquisition of us. See Item 10, “Additional Information – Mergers and Acquisitions” in this annual report, for additional discussion about some anti-takeover effects of Israeli law.

Risks related to our Ordinary Shares and ADSs

Our share price is volatile and may decline.

        Numerous factors, some of which are beyond our control, may cause the market price of our ordinary shares or our ADSs, each of which represents one ordinary share, to fluctuate significantly. These factors include, among other things, announcements of technological innovations, development of or disputes concerning our intellectual property rights, customer orders or new products by us or our competitors, currency exchange rate fluctuations, earnings releases by us or our competitors, general economic and market conditions, market conditions in the industry and the general state of the securities markets, with particular emphasis on the technology and Israeli sectors of the securities markets.

Future sales of our ADSs may impact the market price of our ADSs.

        If we or our shareholders sell substantial amounts of our ADSs in the public market, the market price of our ADSs could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Following an acquisition, our ADSs held by new holders may become freely tradable.

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

        For a summary of our recent acquisitions and dispositions, please see Item 5, “Operating and Financial Review and Prospects – Recent Acquisitions and Dispositions” in this annual report.

Business Overview

        We are a leading provider of solutions that capture, manage and analyze unstructured multimedia content and transactional data enabling companies and public organizations to comply with internal and governmental regulations, enhance business and operational performance, address security threats and behave in a proactive manner. Unstructured multimedia content includes phone calls to contact centers, trading floors, branches, home agents and back offices and emergency services and first responders, video captured by closed circuit cameras, radio communications between emergency services’ and first responders’ personnel, internet sessions, email and instant messaging and converged multimedia solutions for command and control centers. Our solutions include integrated, scalable, multimedia recording platforms, software applications and related professional services. These solutions address critical business processes and risk management, compliance procedures and security needs of companies and public organizations. Our solutions facilitate faster decision-making and near real-time action, improving business and employee performance, reducing exposure to operational risk such as fraud, compliance and anti-money laundering, and enhancing security and public safety. Our customers are from a variety of industries, such as financial services, telecommunications, healthcare, outsourcers, retail, service providers and utilities. Our security solutions are primarily focused on homeland security and first responder organizations, transportation organizations, and the public and private sectors. Our solutions are deployed at over 24,000 customers, including over 85 of the Fortune 100 companies.

        For a breakdown of total revenues by products and services for each of the last three years, please see Item 5, “Operating and Financial Review and Prospects – Results of Operations.”

Industry Background and Trends

        Heightened regulatory and compliance requirements and the high cost of dispute resolution. Regulatory pressures have increased for corporations and public organizations worldwide. Such regulation is driven by both accounting scandals (e.g., the Sarbanes-Oxley Act) and security concerns (e.g., anti-money laundering legislation). The hiring of additional finance and accounting employees and increased civil penalties and auditor expenses have raised the financial costs of both noncompliance and ongoing compliance. In addition, it continues to be important to be able to resolve certain communication disputes, such as between counterparties in a securities trade, in an efficient and definitive manner and to reduce fraud from the same trade. Existing business intelligence and other IT solutions have addressed these growing challenges to some degree. However, companies and public organizations require improved solutions that not only provide better compliance and fraud detection but also more current, near real-time information with increased operational visibility. These solutions need to reduce the costs associated with ongoing compliance, while creating the required audit trail for regulatory purposes. Recent events in the financial industry, including the credit crisis, may also increase regulation in the future.

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

        Internet Protocol adoption driving proliferation of multimedia content. IP is emerging as the standard for enterprise communications and is being deployed widely. The adoption of IP is expanding the type and volume of interactions between companies and their customers, employees and partners. This proliferation, together with businesses’ replacement of legacy communications systems and related infrastructure, has created additional growth in the need for IP-based communications solutions. To remain competitive, businesses use email, internet and other multimedia, IP-based communications, such as VoIP, in addition to traditional means of communications, such as mail and analog voice calls. Additionally, VoIP has enabled enterprises to rapidly and economically deploy contact center solutions to branch offices and other remote locations, including to agents working from their homes. Due to these and other trends, the amount and types of communications within businesses have increased dramatically. As a result, many businesses are faced with the increasing challenge of better understanding the variety of unstructured multimedia content generated by these customer, employee and partner interactions. Similarly, we believe the security market is beginning to migrate to multimedia IP-based technologies in an effort to respond to security threats and challenges in a cost-effective and flexible manner, in addition to the general trend of proliferation of security and surveillance sensors, such as access control, fire alarm and intrusion detection.

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

Our Strategy

The key elements of our strategy include the following:

        Drive adoption of our next-generation convergence analytics in both the enterprise and security markets. We intend to continue to address the growing unmet need to capture, manage and analyze unstructured data in a more accurate and timely fashion in a wide variety of business and operational environments. Furthermore, we aim to drive the combination of such insight from unstructured information with near real-time data from transactional systems, known as convergence analytics, to provide enterprises and organizations with a more complete and timely view of their operations. Accordingly, we plan to continue to target these opportunities through focused sales and marketing, by developing industry specific applications that are enabled or greatly enhanced by convergence analytics, and by providing value-added services that facilitate the implementation of our solutions. Moreover, we plan to continue to invest in research and development and strategic alliances to enhance our industry-leading solutions and deliver superior insight to drive improved operational and business results. We will continue to leverage the technology, operational and partnership synergies we derive from serving both the enterprise and the security markets.

        Continue to dominate the evolution of the contact center market and expand our differentiated end-to-end contact center solution. With the increasing strategic importance and complexity of the contact center, customers have a growing need for comprehensive management solutions. We believe our set of integrated and modular tools and business processes for contact center management represent a differentiated approach and value for our customers. We intend to augment and expand our offering of end-to-end solutions to maintain our industry leadership position.

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

        Expand and leverage our existing customer base, strategic alliances and global infrastructure. With over 24,000 customers in more than 150 countries, including over 85 of the Fortune 100 companies, we believe there are abundant opportunities to up-sell and cross-sell within our existing customer base by increasing their use of the full breadth of our solutions and by migrating them to our next-generation portfolio. We also have strong strategic relationships with industry leaders such as Avaya Inc., Cisco, Honeywell International Inc., IPC Systems, Inc., Motorola, Inc. and Orange Business Services. We intend to continue to leverage these relationships and invest in nurturing new strategic alliances to increase the value of our solutions to our customers, to strengthen our channels to market and to enhance our market position. We have a global infrastructure that can support, directly or through our partners, customers around the world 24 hours a day, seven days a week. We intend to utilize this infrastructure to address the growing needs of our customers.

        Continue to pursue selective acquisitions. We have a successful acquisition history spanning nine transactions over the past seven years. We intend to continue augmenting our organic growth through additional acquisitions that broaden our product and technology portfolio, expand our presence in selected vertical markets and geographic areas, broaden our customer base, and increase our distribution channels and vertical market access. We believe our acquisition strategy is aligned with our customers’ desire to procure broader, higher value solutions from a smaller group of strategic vendors.

Our Solutions

        We have developed fully integrated solutions that include software applications and hardware components that can be deployed in a modular manner. This flexibility allows our customers to incorporate additional functions and capabilities as their business or operational needs change. The key features of our solutions include:

        Ability to capture, manage, analyze and act upon vast amounts of complex, unstructured multimedia content. Our solutions capture and store a wide variety of unstructured multimedia content, allowing both our enterprise and security customers to capture valuable interaction data. They are designed to optimally manage the storage and retrieval of unstructured data within centralized data storage warehouses, which maximizes the efficiency of our customers’ networked environments. Our solutions can be integrated with various enterprise software applications and storage systems. As a result, our solutions enable our customers to capture and manage efficiently and reliably the vast amounts of unstructured data that are generated by their daily operations. This allows our customers to gain insight, improve profitability, enhance operational effectiveness and meet compliance and regulatory requirements and allows our security customers to create situational awareness, manage events and investigate them.

        End-to-end management and optimization of the contact center. We provide a wide set of solutions that provide the enterprise with a comprehensive view of the contact center and powerful management capabilities. Our comprehensive product offering enables the enterprise to address the essential management functions required in the contact center, including quality monitoring, workforce management, performance management, analytics and unified dashboards and reporting. These modular applications can be deployed separately or as a single unified solution depending on the customer’s needs. Our solutions enable organizations to:

—	Streamline and improve contact center operations, focusing on its agent and enterprise performance;

—	monitor and improve contact center business performance and customer satisfaction related processes;

—	identify training requirements and other necessary improvements;

—	allocate the appropriate workforce level and skills to optimize customer service; and

        Deriving insights utilizing proprietary multi-dimensional analytic capabilities. We have developed advanced multi-dimensional analytics and applications that allow our customers to derive critical insights from the vast amounts of unstructured data that they capture. In the enterprise sector, our multi-dimensional analytics enable the analysis of a wide variety of attributes related to any particular voice or data interaction. For example, our solutions can analyze context intonation, emotion level and key phrases used in a voice interaction, as well as unstructured text. This analysis enables our customers to detect early signs of customer churn, gain valuable information about competitors, and identify critical market information, thereby driving the opportunity for increased revenue, profitability and productivity. Through video content analysis provided by our solutions, our security customers are able to identify suspicious objects or behavior more quickly and effectively in order to better respond in real-time to threats, prevent intrusions, detect irregular behavior, reduce crime and accelerate investigations.

        Enterprise-wide risk management platform with dozens of specific compliance, fraud prevention and money laundering specific solutions.  Our Actimize solutions are based on a scalable, proprietary software platform and flexible applications that address hundreds of compliance, fraud and money-laundering scenarios across an enterprise. Used by over 100 large financial services institutions, Actimize solutions monitor billions of transactions a day, analyzing high volumes of complex data on a real-time basis and enabling customers to detect anomalous transactions, generate alerts and facilitate corrective actions.

        End-to-end security solutions. We integrated a suite of security solutions that address organizations’ complete security needs –  from real-time threat detection and verification to post incident investigation and resolution. Many of the world’s largest and busiest airports, transportation centers and transit companies, as well as government agencies and first responders, use our security solutions to monitor, manage and enhance security in every aspect of their operations. Our intelligent surveillance solutions can instantaneously alert customers to potential security threats, leading to a more timely and informed response. In the public safety sector, our solutions, experience and know-how are helping teams work smarter and faster – to detect threats, mobilize resources, investigate incidents and prosecute criminals. With our intelligent video solutions, teams stay a step ahead of critical incidents, through real-time intelligence delivered to command and control centers and responders. Our security solutions also link disparate systems, data sources and departments to streamline incident reconstructions and investigations. Top financial companies, educational institutions, correctional facilities, utilities, casinos, and other critical infrastructure sites also rely on our end-to-end security solutions to improve safety and security, reduce risk and losses, and enhance operational performance and business results.

Products

        Our enterprise business solutions include recording, monitoring, quality management, interaction analytics, workforce management, business performance management and feedback solutions, which are designed to capture interactions, analyze them and take action based on this analysis to drive enterprise performance. They also help protect businesses and customers against risks posed by lost or misinterpreted voice or data communications as well as capture and improve contact center agent performance and the customers’ experience. Our workforce and performance management solutions assist enterprises in delivering high quality of service to their customers by assuring that employees with the right skills interact with customers and that these interactions are measured against their objectives.

        Our operational risk compliance, fraud detection and anti-money-laundering, or AML, solutions for financial institutions are built on the Actimize enterprise software platform, incorporating a graphical development interface and case management dashboard with a real-time analytics detection engine. Our securities trading and broker sales practices compliance applications identify high-risk activities by monitoring and correlating various data elements that include transactions, accounts, traders, interactions and market activities. Our fraud prevention solutions pinpoint suspicious patterns and abnormal behavior within mountains of data to assist in the identification of financial crimes, both internal (such as employee fraud or rogue trading) and external (such as online and call center fraud, payment fraud, ATM fraud and more). Our AML solutions help institutions detect suspicious money transfer activities and money laundering related issues with new accounts (customer due diligence). Our applications include transaction monitoring and suspicious activity reporting for all types of financial services institutions, including securities, banking, insurance, credit card and money services industries. We also provide enterprise wide case management and investigation applications that are used by our clients to aggregate, analyze and investigate risk related cases across the organization. Our enterprise-wide platform serves as the foundation for the packaged applications we offer to our customers in the areas of securities trading and broker sales practices compliance, fraud prevention, AML and enterprise case management, as detailed below.

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

Products	Markets Served	Purpose

NICE SmartCenter	Enterprise	Leverages the synergies of the combined capabilities of
NICE Perform, NICE Quality Management, NICE Interaction
Analytics, NICE Feedback, IEX TotalView and Performance
Manager, as detailed below.

NICE Perform	Enterprise	Records and analyzes customer interactions with contact
center agents, financial trading floors, investment
banking and enterprises, with a separate suite of
applications for contact centers and investment
banking, including for organizations that have a
relatively small number of input channels

NICE Quality Management	Enterprise	Delivers comprehensive tools for implementing a
multifaceted quality program encompassing agents,
supervisors, evaluators and managers, and the ability
to improve the quality and effectiveness of customer
interactions in contact centers

NICE Interaction Analytics	Enterprise	Utilizes a multi-dimensional analysis approach to
analyze customer interactions and provide automated
business insight and root cause analysis based on
speech analytics, E-mail and chat analysis, call flow
analysis, screen content analysis and integration with
CRM data

NICE Packaged Business	Enterprise	A comprehensive, out-of-the-box solution designed to
Solution		address common contact center challenges such as First
Call Resolution, Average Handling Time and customer
retention. The Packaged Business solutions are designed
to provide immediate value, reduce deployment time and
significantly improve return on investment

NICE Feedback	Enterprise	Advanced solution for collecting real-time customer
feedback after a call or any other type of interaction
with the organization. It enables businesses to enhance
customer satisfaction, calibrate quality measurements
and optimize processes

IEX TotalView	Enterprise and Security	Forecasts customer interactions, schedules agents with
appropriate skills to manage and optimize level of
customer service and resources, measures agent and team
performance and supports managing overall contact
center performance

Performance Manager	Enterprise	Maps enterprise business objectives to group and
individual goals; tracks and reports performance
against these goals

NiceUniverse	Enterprise	Evaluates agent performance and raises the level of
customer service in contact centers through advanced
voice and desktop screen recording technologies

NiceLog	Enterprise and	Provides digital voice recording system, and a
	Security	computer telephony integrated multi-channel voice
recording and retrieval system, and is available for a
range of environments, including VoIP

NICE VoIP Logger	Enterprise and	Builds on NiceLog technology to provide a complete
	Security	solution to capture and log audio in VoIP telephony

Network Embedded Logger	Enterprise	Offers a Linux based VoIP Logger embedded in Cisco
routers, suitable for branch recording with NICE Perform

NICE Storage Center	Enterprise and	Provides central storage option; integrates with
	Security	various enterprise storage networks (SAN, NAS or DAS)
for long term or medium term voice storage

NiceCall Focus III	Enterprise and	Provides a competitively priced voice recording system
	Security	for organizations that have a relatively small number
of input channels and a cost-effective solution for
branch recording (TDM only) with centralized storage

NiceUniverse Compact	Enterprise and	Provides a competitively priced voice recording and
	Security	quality management system for organizations that have a
relatively small number of input channels and a
cost-effective solution for small contact centers with
centralized management and storage

Actimize Trading Interaction	Enterprise - Financial	Combines insights from transactional data with voice
Surveillance	Institutions - Securities	analytics to meet growing regulatory requirements for
monitoring of market abuse, insider trading and other
regulatory issues. Automates and enhances trading
surveillance and the effectiveness of regulatory
investigations

Actimize Global Trading	Enterprise - Financial	Monitors across an extensive range of products and
Compliance	Institutions - Securities	issues to identify suspicious activities like front
running, wash transactions, etc. and provides the tools
needed to effectively manage investigations, workflow,
reporting and audit tracking

Actimize Sales Practices	Enterprise - Financial	Ensures sales practices compliance suitability,
	Institutions - Securities	registration, sales of mutual funds and annuities,
approval levels of options and more - across the
organization by monitoring transactions, accounts and
sales representatives

MiFID compliance	Enterprise - Financial	Addresses surveillance and supervision requirements
	Institutions - Securities	based on the European Union MiFID (Markets in Financial
Instruments Directive), such as best execution,
systematic internalization, transparency, client
categorization, suitability, and conflicts of interest
regulation

Actimize Employee Fraud	Enterprise - Financial	Monitors firm employees for easier to find policy
	Institutions - Fraud	violation and self dealing fraud as well as highly
complex and more severe attacks

Actimize Remote Banking Fraud	Enterprise - Financial	Monitors remote banking (online, call center, ACH,
	Institutions - Fraud	mobile and others) activities to detect suspicious
patterns

Actimize Electronic Payments	Enterprise - Financial	Provides high-volume, cross-channel (ACH, external
Fraud	Institutions - Fraud	debit and others) transaction monitoring of alerting,
and real-time blocking for electronic payments fraud
protection

Actimize Deposit Fraud	Enterprise - Financial	Monitors account activity and highlights deposits that
	Institutions - Fraud	have been or are at a high risk for fraud

Actimize ATM and Debit Card	Enterprise - Financial	Detects fraud from compromised debit cards and
Fraud	Institutions - Fraud	compromised ATM devices

Actimize Suspicious Activity	Enterprise - Financial	Identifies suspicious patterns and abnormal behavior to
Monitoring	Institutions - AML	assist in the identification of money laundering
activity

Actimize Watch List Filtering	Enterprise - Financial	Compares firm accounts to external regulatory and
	Institutions - AML	third-party lists (like Politically Exposed Persons,
Office of Foreign Assets Control, etc) to comply with
AML rules

Actimize Customer Due	Enterprise - Financial	Provides dynamic, risk-based data collection
Diligence	Institutions - AML	capabilities verify client background and money source,
while improving firm productivity and customer
experience

Actimize Risk Case Manager	Enterprise - Financial	Web-based graphical user interface for managing
	Institutions	enterprise-wide transactional risks

Mirra IV	Enterprise and	Provides small recording system that is suited to
	Security	simple recording applications in which it can record up
to 48 channels of voice traffic from a wide variety of
analog and digital interfaces

NICE Inform	Security	Provides information management solution for
comprehensive management of multimedia interactions for
security command and control centers, enables effective
management of multimedia incident information from
various sources, for faster incident reconstruction,
greater insight and improved response

NiceVision Net	Security	Provides a complete solution for IP video security,
including encoders, decoders and network video recorders

NiceVision ControlCenter	Security	Provides an advanced control room management and
network-based digital video matrix

NiceVision Analytics	Security	Provides a set of video content analytics applications
for automated detection of threats, safety and
operational related events

NiceVision Digital	Security	Provides a portfolio of digital video recorders for
different capacities and performance requirements

NiceVision SafeRoute	Security	Provides a solution for mobile video surveillance
onboard public transport vehicles

FAST alpha Silver	Security	Provides high quality digital video monitoring and
recording solution for large to mid-size applications

NiceTrack	Security	Provides interception, delivery, monitoring, collection
and advanced analysis of telecommunication interactions

        NICE SmartCenter is a solution that enables call centers and enterprises to drive higher performance, operationally and in the level of their customer service. NICE SmartCenter leverages the synergies of the combined capabilities of NICE Perform, NICE Quality Management, NICE Interaction Analytics, NICE Feedback, IEX TotalView and Performance Manager. It provides a holistic view of contact center operations and business insight into market and customer dynamics. These capabilities are offered together with NICE’s structured service and implementation methodology.

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

        The system can integrate with various enterprise storage networks (ESM devices, SAN, NAS or DAS) for long-term or medium-term storage of recordings. Central storage sites can hold the entire recording from the organization’s different sites, helping to reduce management costs and redundancy. The retrieval process is fully automated.

        The system also provides a recording and quality management solution for organizations that require up to 100 input channels.

        NICE Perform Compliance Suite is used by investment banks for compliance purposes and dispute resolution. Nice Perform provides an automated process and workflow to approve the playback of a call and includes an option for interaction analytics.

        NICE Quality Management provides an all-inclusive ability to manage the quality and effectiveness of customer interactions and deliver a consistently satisfying customer experience. Flexible recording rules and powerful query capabilities let organizations capture and evaluate relevant interactions to develop fair, accurate and empowering insight into agent performance. NICE Quality Management solution automates many time-consuming tasks, freeing supervisory staff to focus on actions rather than process. Automated scoring and visualization help focusing on the most meaningful interactions, those interactions that reveal urgent issues and the best practices to be shared with the entire contact center.

        NICE Interaction Analytics is a powerful business solution that drives high performance and business excellence in the contact center. The solution offers companies the means to obtain multi-dimensional business insight to improve operational efficiency, increase customer loyalty and retention, and improve marketing and sales effectiveness. Analyzing contact center interaction data using NICE Interaction Analytics empowers organizations to meet short-term objectives such as improving First Call Resolution and reducing Average Handle Time (AHT). Additionally, the solution enables companies to achieve strategic goals such as predicting customer churn, increasing customer loyalty and satisfaction, and increasing marketing campaign effectiveness.

        NICE Packaged Business Solution provides organizations with an innovative approach and quick turnaround in tackling some of their most pressing business issues, such as repeat callers, AHT optimization and customer churn. This solution offers highly valuable integration with the organization’s existing business processes where organizations can automatically analyze customer interactions and perform root cause analysis identifying potential problems as well as deriving immediate insight into potential resolutions. The business package constitutes end-to-end, out-of-the-box solution that includes comprehensive reports, dashboards and workflows that enable rapid deployment and provide an accelerated return on investment.

        NICE Feedback is a post-call customer feedback solution. It delivers customer insights, enabling companies to take timely business decisions that build customer satisfaction and loyalty. Feedback is easily collected from customers immediately after a call or any other interaction with your contact center. Getting a response while the experience is still fresh in the customer’s mind improves accuracy and provides quick results. Furthermore, as NICE Feedback is fully integrated with the rest of the NICE SmartCenter suite of solutions, individual customer responses are correlated to specific interactions. This allows deeper understanding of the underlying factors that drive customer perceptions and helps pinpointing areas for improvement.

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

        Performance Manager is a suite of performance management applications. It allows mapping strategic business goals to group and individual goals and managing them. It collects data from enterprise systems, such as CRM, HR, work force management, quality management, etc., and from communication infrastructure, such as switches and ACDs, normalizes it and creates a central repository for such data. Performance manager maps corporate business goals to group and individual key performance indicators, or KPIs, it measures and reports actual performance against these KPIs. The development and evaluation management modules automate the processes of employee evaluation, individual training and personal development based on the KPIs.

        NiceUniverse is a comprehensive quality management solution used to evaluate contact center agent performance and to raise the level of customer service in contact centers through advanced voice and desktop screen recording technologies. The NiceUniverse system provides objective evaluation tools and helps identify training requirements for contact center agents, including near real-time monitoring for instant access to live customer interactions and enhanced reporting and administration features. NiceUniverse uses a CTI that integrates with automatic call distributions (ACDs) that enable NiceUniverse to monitor and record agent sessions (voice and screen) on a user-defined schedule and store them in compressed digital format. Sessions can be retrieved later by the reviewers from their network PCs or thin clients, and agent performance is graded using customized on-screen templates. From these templates and other data, NiceUniverse generates detailed reports, statistics and graphs to help identify training requirements and set relevant benchmarks for contact center agents.

        NiceLog, our digital voice recording system, is a computer telephony integrated multi-channel voice recording and retrieval system. NiceLog is an open architecture system based on PC architecture and advanced audio compression technology that performs continuous, reliable recordings of up to thousands of analog and digital telephone lines, as well as radio channels, and enables simultaneous access by multiple users. NiceLog can be used either as a stand-alone unit or as part of a highly expandable and scaleable system comprised of several seamlessly integrated units. Each NiceLog unit can simultaneously record, monitor, archive and play back voice communications. NiceLog is available for a range of environments, including traditional, hybrid or VoIP telephony environment.

        NICE VoIP Logger builds on our NiceLog technology to provide a complete solution to capture and log audio in VoIP telephony environments. The VoIP Logger provides an IP-recording platform with a wide range of scaleable recording solutions that supports the leading telephony vendors. Our VoIP Loggers are fully integrated with the NICE product portfolio, making all of our applications available for use over VoIP. NICE VoIP Loggers can serve alongside other logger types in a mixed VoIP/non-VoIP environment with the same familiar application software; users are unaware of the voice capture method being used. NICE VoIP Logger’s active recording solutions integrate with leading vendors such as Alcatel, Avaya, Cisco and Nortel, offering efficient centralized recording of distributed environments and other benefits.

        Network Embedded Logger is a Linux based VoIP Logger embedded in Cisco routers suitable for branch recording with NICE Perform. The Network Embedded Logger does not require a dedicated server machine and provides a cost effective recording solution in Cisco environments. The Network Embedded Logger can support voice recording of up to 75 input channels.

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

        NiceUniverse Compact is a total recording and quality management solution for contact centers with up to 48 seats. NiceUniverse Compact integrates NICE’s market-leading interaction recording infrastructure with its highly successful quality management offering, creating a powerful, cost-effective recording and quality management application packaged as a unique single-box solution, easily installed and maintained with a remarkably low total cost of ownership. NiceUniverse Compact is being targeted primarily at small contact centers with up to 48 seats, as well as public safety facilities that require total recording and quality management solutions.

        Actimize Trading Interaction Surveillance, the financial industry’s first cross-channel trading compliance solution, combines insight from transactional data with voice analytics to meet growing regulatory requirements for monitoring of market abuse and insider trading and other regulatory issues. Consolidated under one unified view, the solution monitors and links together transactional data and related voice conversations ensuring compliance officers can achieve broader and more effective cross-channel surveillance and more successful investigations. With automated and enhanced trading surveillance, businesses can reduce risk and operational costs, delivering fast return on investment.

        Actimize Global Trading Compliance solution enables firms – trading and sales, prime brokerage, correspondent business, asset managers, hedge funds, and exchanges – to increase their insight into suspicious behavior and improve risk and compliance performance. The solution monitors across an extensive range of products and issues and provides the tools needed to effectively manage investigations, workflow, reporting, and audit tracking.

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

        Actimize Remote Banking Fraud solution monitors remote banking activities – such as on-line, telephone, call center, and other activities – to detect suspicious patterns and generate a unified view of potential threats.

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

        Mirra IV is a small recording system that is particularly suited to simple recording applications in which it can record up to 48 channels of voice traffic from a wide variety of analog and digital interfaces. Mirra has been designed to be simple to install, operate and maintain and has been sold to many local, city and state public safety organizations that have a single site operation. Digitized voice and associated data are stored on DVD disks that provide a robust and long-term archive medium. Mirra’s design avoids using an internal hard disk for the operating system and consequently it starts-up very rapidly and avoids the maintenance liabilities associated with hard disks.

        NICE Inform is our flagship product for security command and control centers. NICE Inform is an incident information management solution that provides comprehensive management of multimedia interactions for security command and control centers. NICE Inform provides innovative capabilities for effectively managing multimedia incident information from various sources for faster incident reconstruction, greater insight and improved response. The broad array of capabilities of NICE Inform can be tailored to the specific needs of command and control centers for first responders and homeland security, transportation, public and private sector organizations, and delivers improved collaboration and operational efficiency to enhance safety and security. NICE Inform captures, manages and analyzes information from multimedia sources including audio, video, text and data. Furthermore, it provides a complete, unified, chronological, multimedia history of incidents to enable streamlining of information sharing, investigations and evidence delivery.

        NiceVision is a complete, open network video security solution. It consists of four product families: NiceVision Net, NiceVision ControlCenter, NiceVision Analytics and NiceVision Digital. NiceVision is a state-of-the-art digital video solution that provides management, recording, analysis and investigation for, among others, transportation facilities, critical facilities, city centers, Fortune 500 companies, correctional facilities and casinos.

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

        NiceVision Analytics is a wide portfolio of video content analytics applications that enable automated detection of security, safety and operational hazards. NiceVision Analytics is integrated with NiceVision edge devices and DVRs and is managed by NiceVision ControlCenter – for automated and enhanced event detection and management.

        NiceVision Digital is a family of digital video recorders, or DVR, for different capacities and performance levels. NiceVision Digital is managed by NiceVision ControlCenter.

        NiceVision SafeRoute is a complete solution for high performance mobile video surveillance designed to withstand the demanding conditions of public transport vehicles, such as railcars and transit buses. The solution helps transit agencies secure vehicles and keep passengers safe, improving loss prevention and ensuring driver compliance with safety procedures.

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

Strategic Relationships

        We have a dedicated sales organization for all of our products. In certain regions, most significantly, North America, a substantial part of our sales are made directly, while in other regions, most notably, Asia Pacific, sales are made through our distribution channels. In addition, we partner with leading companies to deliver and support our solutions. For our contact center customers, we have entered into global distribution agreements as well as alliance and partnership programs with leading vendors including Avaya, Cisco and BT. In the financial institutions market, we have established marketing, sales and support arrangements with leading suppliers of complementary products including BT Group PLC, IBM, IPC and Orange Business Services. These companies market and distribute our products to their customers either as stand-alone solutions or as integrated parts of their own solutions. In the security markets, we have formed alliances for the co-marketing, distribution and implementation of our products with leading companies including CBORD Group Inc., Honeywell, M/A Com, Motorola, Northrop Grumman, PlantCML, Raytheon Company and Siemens.

Service and Support

        We have focused on building a strong global service and support organization for all our systems and have focused on enabling our various regions to leverage the skills and personnel required by them on a global basis. Our partners and dealers are primarily responsible for supporting the day-to-day requirements of the end-users, while we provide technical support to such partners and dealers. In order to support our direct customers and partners, we established regional support centers, the largest of which is in Denver, Colorado, with an additional support center in Richardson, Texas, to support our customers and partners in the Americas. We also have a support center in Israel and several support locations in the United Kingdom to support EMEA customers, dealers and partners, a support center in India to support APAC customers, dealers and partners, and several other smaller support offices in various locations around the world. By globalizing our support organization, we also enable our multi-regional customers to enjoy full global service customized to their needs. We maintain at our headquarters a staff of highly skilled customer service engineers that offer support to our dealers or partners that offer direct support to our customers. These service engineers provide first class field services and support worldwide. We maintain regular technical training sessions for our dealers and installation support as well.

        With the offering of software applications relating to NICE SmartCenter, we have introduced a broad professional services portfolio for the rendering of professional services and consultancy services, in addition to our legacy services. Such services include installation, training, project management and customization. These value added services enable our customers to improve their business processes, business analysis, operational efficiency and the services they provide to their customers.

        Our systems are generally sold with a warranty for repairs of hardware and software defects and malfunctions. Our customers may renew maintenance agreement from our dealers or directly from us. The latest software maintenance agreements generally provide for maintenance, upgrades of standard system software (on a when-and-if-available basis) and on-site repair or replacement.

        Software maintenance includes the modification of a software product after delivery to correct faults, improve performance or other attributes, or to adapt the product to a modified environment. Our software maintenance program includes an enhancement support program with on going delivery of “like-for-like” upgrade releases.

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

        We manufacture our products through subcontractors. Under a manufacturing agreement with Flextronics Israel Ltd. (or Flextronics), a subsidiary of a global electronics manufacturing services company, Flextronics provides us with a turnkey manufacturing solution including order receipt purchasing, manufacturing, testing and configuration. This agreement covers all of our product lines, including our voice recording family of products, our video product lines, our upgrade lines and our spare parts and return material authorization (RMA). We believe this outsourcing agreement provides us with a number of cost advantages due to Flextronics’ large-scale purchasing power, and greater supply chain flexibility.

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

Research and Development

        We believe that the development of new products and the enhancement of existing products are essential to our future success. Therefore, we intend to continue to devote substantial resources to research and new product development, and to continuously improve our systems and design processes in order to reduce the cost of our products. Our research and development efforts have been financed through our internal funds and programs sponsored through the Government of Israel and the European community. We believe our research and development effort has been an important factor in establishing and maintaining our competitive position. Gross expenditures on research and development in 2006, 2007 and 2008 were approximately $48.0 million, $63.3 million and $83.3 million, respectively, of which approximately $1.9 million, $2.7 million and $3.6 million, respectively, were derived from third-party funding, and $1.2 million, $1.0 million and $1.3 million, respectively, were capitalized software development costs.

        In 2008, we were qualified to participate in nine programs funded by the Office of the Chief Scientist, or OCS, of the Israeli Ministry of Industry, Trade and Labor to develop generic technology relevant to the development of our products. Such programs are approved pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, or the Research and Development Law, and the regulations promulgated thereunder. We were eligible to receive grants constituting between 40% and 66% of certain research and development expenses relating to these programs. These programs are approved under certain Magnet consortiums and programs approved for companies with large research and development activities. Accordingly, the grants under these programs are not required to be repaid. However, the restrictions of the Research and Development Law described below apply to these programs. In 2006, 2007 and 2008, we received a total of $1.9 million, $2.0 million and $ 3.5 million from the OCS programs, respectively, and we anticipate receiving approximately $1.4 million in 2009 from 2008 programs.

        We are eligible to receive grants from the OCS under its “standard” programs, usually constituting a grant of up to 50% of certain approved research and development expenses, for the research and development of certain approved technology. Under the terms of these programs, a grant recipient is required to pay royalties of 3% to 5% of the net sales of products incorporating technology developed in, and related services resulting from, a project funded by the OCS. Generally, the royalties are required to be paid beginning with the commencement of sales of such products and ending when 100% of the grant is repaid in NIS, linked to the U.S. dollar plus LIBOR interest. In 2008 we received no such grants. In 2007 we received grants in the amount of $0.8 million, solely with respect to Actimize’s standard OCS program. Upon the acquisition of Actimize, we decided to terminate the royalty bearing obligations under Actimize’s standard OCS program. In March 2008, we paid the OCS $4.4 million in respect of the outstanding royalty obligations under such program. Notwithstanding the termination of such royalty obligations, the restrictions of the Research and Development Law described below still apply to this program.

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

        In 2006, we were selected to participate in the Sixth Framework Programme (FP6). FP6 is the European Community Framework Programme for Research, Technological Development and Demonstration, which funds and promotes research. The total grant to be received under this program is EUR 329,000 during the 30 month period of FP6. There are no royalty obligations associated with receiving such funding. In 2006, 2007 and 2008, we received a total of EUR 266,000 and we anticipate receiving EUR 30,000 in 2009.

Intellectual Property

        We currently rely on a combination of trade secret, patent, copyright and trademark law, together with non-disclosure and non-compete agreements, to establish and/or protect the technology used in our systems.

        We currently hold 50 U.S. patents and 71 patents issued in additional countries covering substantially the same technology as the U.S. patents. We have over 150 patent applications pending in the United States and other countries. We believe that the improvement of existing products, and the development of new products are important in establishing and maintaining a competitive advantage. We believe that the value of our products is dependent upon our proprietary software and hardware continuing to be “trade secrets” or subject to copyright or patent protection. We generally enter into non-disclosure and non-compete agreements with our employees and subcontractors. However, there can be no assurance that such measures will protect our technology, or that others will not develop a similar technology or use technology in products competitive with those offered by us. Although we believe that our products do not infringe upon the proprietary rights of third parties, there can be no assurance that one or more third parties will not make a contrary claim or that we will be successful in defending such claim.

        From time to time, we receive “cease and desist” letters claiming patent infringements. However, no formal claims or other actions have been filed with respect to such alleged infringement, except for claims filed by Dictaphone and Verint America Inc. (both of which have since been settled and dismissed) and Multi-Format, Inc. (for further information please see Item 8, “Financial Information – Legal Proceedings” in this annual report). We cannot assure you, however, that we will be successful in defending such claims, if asserted, or that infringement claims or other claims, if asserted, will not have a material adverse effect on our business, financial condition and results of operations. Defending infringement claims or other claims could involve substantial costs and diversion of management resources. In addition, to the extent we are not successful in defending such claims, we may be subject to injunctions with respect to the use or sale of certain of our products or to liabilities for damages and may be required to obtain licenses which may not be available on reasonable terms.

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

Regulation

Israeli Export Restrictions

        The export of certain defense products from Israel, such as our NiceTrack products, requires a permit from the Israeli Ministry of Defense. In addition, the sale of products to certain customers, mostly armed forces, also requires a permit from the Israeli Ministry of Defense. In 2008, the vast majority of our sales were not subject to such permit requirements. To date, we have encountered no difficulties in obtaining such permits. However, the Ministry of Defense notifies us from time to time not to conduct business with specific countries that are undergoing political unrest, violating human rights or exhibiting hostility towards Israel. We may be unable to obtain permits for our defense products we could otherwise sell in particular countries in the future.

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

        In addition, similar regulations are being formulated in other parts of the world. We may be required to complying with other similar programs that might be enacted outside Europe in the future.

Competition

        The market for our enterprise interaction solutions is highly competitive and includes numerous products offering a broad range of features and capabilities. As the market is still developing, we anticipate that a number of our existing and potential competitors will be introducing new and enhanced products. Some of our competitors in the digital voice recording and contact center solutions include Aspect, Autonomy (formerly e-talk), eloyalty, Genesys, Cybertech and Verint Systems Inc.

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

        There are several competitors who have products that compete with our video platform and applications. Our main competitors in this market are Bosch, GE (formerly Visiowave), IndigoVision, Schneider Electric (formerly Pelco) and Verint Systems. We believe that our approach to provide a full solution based on our self-developed recording, management software, networking devices and real-time content analysis, as well as open interfaces to third party devices and applications, creates a competitive advantage in this market.

        There are a number of competitors in the telecommunications monitoring market, having products competing with our NiceTrack system, the major ones being ETI, JSI, Raytheon Company, Siemens and Verint Systems. We believe that our solution offers innovations that provide law enforcement agencies the tools and capabilities they require to meet the challenges of today’s advanced telecommunications world, as well as being price competitive.

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

Property, Plants and Equipment

        Our executive offices and engineering, research and development operations are located in Ra’anana, Israel, where we occupy approximately 140,000 square feet of space, pursuant to a lease expiring in 2013. The annual rent and maintenance fee for the facility is approximately $3.15 million, paid in NIS and linked to the U.S. consumer price index. We also occupy additional office space in North Ra’anana, Israel, which is approximately 70,600 square feet, pursuant to a lease expiring in 2013. The annual rent and maintenance fee for this additional facility is approximately $1.94 million, paid in NIS and linked to the Israeli consumer price index.

        We have leased various other offices and facilities in Israel and several other countries. Our material leased facilities consist of the following:

—	Our office in Petach Tikva, Israel, which occupies approximately 16,730 square feet. We expect to expand our North Ra’anana facilities by an additional 20,042 square feet, effective as of September 2009. The enlarged office space in North Ra’anana will replace the current office in Petach Tikva;

—	Our North American headquarters in Rutherford, New Jersey, which occupy approximately 28,400 square feet. We also have offices in New York, which occupy approximately 23,000 square feet;

—	Our office in Denver, Colorado, which occupies approximately 30,775 square feet;

—	Our office in Richardson, Texas, which occupies approximately 50,580 square feet.

—	Our office in Southampton, UK, which occupies approximately 34,680 square feet; and

—	Our office in Hong Kong, which occupies approximately 9,506 square feet.

        We believe that our existing facilities are adequate to meet our current and foreseeable needs.

Item 4A.	Unresolved Staff Comments.

        None.

Item 5.	Operating and Financial Review and Prospects.

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

Overview

        We are a leading provider of solutions that capture, manage and analyze unstructured multimedia content and transactional data enabling companies and public organizations to comply with internal and governmental regulations, enhance business and operational performance, address security threats and behave in a proactive manner. Unstructured multimedia content includes phone calls to contact centers, trading floors, branches, home agents and back offices and emergency services and first responders, video captured by closed circuit cameras, radio communications between emergency services’ and first responders’ personnel, internet sessions, email and instant messaging and converged multimedia solutions for command and control centers. Our solutions include integrated, scalable, multimedia recording platforms, software applications and related professional services. These solutions address critical business processes and risk management, compliance procedures and security needs of companies and public organizations. Our solutions facilitate faster decision-making and near real-time action, improving business and employee performance, reducing exposure to operational risk such as fraud, compliance and anti-money laundering, and enhancing security and public safety. Our customers are from a variety of industries, such as financial services, telecommunications, health-care, outsourcers, retail, service providers and utilities. Our security solutions are primarily focused on homeland security and first responder organizations, transportation organizations, and the public and private sectors. Our solutions are deployed at over 24,000 customers, including over 85 of the Fortune 100 companies.

        Our products are sold primarily through a global network of distributors, system integrators and strategic partners; a portion of product sales and most services are sold directly to end-users. One distributor accounted for approximately 16%, 13% and 13% of revenues in 2006, 2007 and 2008, respectively.

Recent Acquisitions

        The following acquisitions were accounted for as purchases, and, accordingly, the purchase price for each acquisition was allocated to the assets acquired and liabilities assumed based on their respective fair values. The results of operations related to each acquisition are included in our consolidated statement of income from the date of acquisition.

        On April 28, 2008, NICE CTI Systems UK Limited completed the acquisition of certain assets of AVT Systems Limited, for approximately $6.2 million in cash. The business acquired includes the sale, distribution, service, maintenance and support of NICE voice recording solutions (hardware and software and associated services) in the United Kingdom.

        On April 8, 2008, we acquired certain assets, shares and business from Quality Plus Group Ltd., a UK-based value-added distributor of NICE’s contact center solutions, and its affiliates (“QPC”), for approximately $12.6 million in cash. The business acquired includes the sale, distribution, service, support, maintenance and development of workforce management solutions and associated services as conducted by QPC in the UK, Sweden and Australia.

        On August 30, 2007, we acquired Actimize Ltd., a global provider of operational risk management software solutions that enable financial services institutions to manage the challenges of regulatory compliance, internal policy enforcement and fraud prevention and money laundering. Under the terms of the Agreement and Plan of Merger, dated July 2, 2007 (the “Merger Agreement”), the consideration paid for Actimize was approximately $281.1 million, approximately 80% of which was in cash and approximately 20% of which was satisfied through the issuance of 1,501,933 of our ordinary shares based on the market price of the securities a few days before and after the terms of the acquisition were agreed upon and announced, and the fair value of the vested portion of 987,104 options and restricted shares that were issued to holders of Actimize options and restricted shares. Pursuant to the terms of the Merger Agreement, we assumed the stock options and restricted shares granted by Actimize (for further information please see Item 6, “Directors, Senior Management and Employees” in this annual report). On September 12, 2007, as required by the Merger Agreement, we filed a registration statement with the U.S. Securities and Exchange Commission to register for resale the securities issued pursuant to the Merger Agreement, which we maintained effective for approximately six months.

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

        In January 2006, we acquired all the outstanding shares of FAST Video Security AG, a Switzerland-based developer of innovative video systems for security and surveillance purposes, for approximately $22 million in cash, plus earn-outs based on performance milestones. For 2006 we paid an earn-out of approximately $6.2 million and for 2008 there was no earn-out payment. The acquisition of FAST strengthens our position in the video security market with smart IP-based solutions and technologies complementary to our existing digital video offerings. Additionally, it extends our presence in the digital video security market by increasing our footprint in the European and APAC markets with high quality distribution channels and partners, and with new prestigious customers. By purchasing FAST, we strategically expanded our market share both in geographical and vertical markets. The factors that contributed to the purchase price that resulted in recognition of goodwill included synergies, the benefits of increased market share, strategic positioning value and time-to-market benefits.

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

Critical Accounting Policies

        The preparation of financial statements in conformity with GAAP requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that the significant accounting policies which affect its more significant judgments and estimates used in the preparation of the Consolidated Financial Statements and those that are the most critical to aid in fully understanding and evaluating our reported results include the following:

—	Revenue recognition

—	Allowance for doubtful accounts

—	Inventory valuation

—	Impairment of long-lived assets

—	Taxes on income

—	Contingencies

—	Business combination

—	Stock-based compensation

—	Valuation of investment in marketable securities

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

        The Company established VSOE of fair value to the project management services based on a price per day which is identical to price per day charged for installation services (of which separate sales exist). These similar daily rates are VSOE of fair value for the project management services.

        Revenues from fixed price contracts that require significant customization, integration and installation are recognized using the percentage-of-completion method of accounting based on the ratio of hours incurred to date to the total estimated hours of the contract. The amount of revenue recognized is based on the total license fees under the license agreement and the percentage of completion achieved. The revenues from such arrangements are allocated between license revenues and professional services revenues to reflect the portion of each revenue source separately. Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of similar contracts and are reviewed and updated regularly by management. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contact. As of December 31, 2008, no such estimated losses were identified.

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

        We record a provision for estimated sales returns in accordance with SFAS No. 48 in the same period as the related revenues are recorded. We base these estimates on the historical sales returns ratio and other known factors. Actual returns could be different from our estimates and current provisions for sales returns may need to be adjusted.

        Allowance for Doubtful Accounts. We regularly review our allowance for doubtful accounts by considering factors such as historical experience, age of the account receivable and current economic conditions that may affect a customer’s ability to pay. We allocate a certain percentage for the provision based on the length of time the receivables are past due.

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

        Impairment of Long-Lived Assets. Our long-lived assets include property and equipment, goodwill and other intangible assets. In assessing the recoverability of our goodwill, property and equipment and other intangible assets, we make judgments regarding whether impairment indicators exist based on legal factors, market conditions and operating performances of our reporting units or asset groups. Future events could cause us to conclude that impairment indicators exist and that the carrying values of the goodwill, property and equipment and other intangible assets are impaired. Any resulting impairment loss could have a material adverse impact on our financial position and results of operations.

        SFAS No. 142, “Goodwill and Other Intangible Assets” requires that goodwill be tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition or sale or disposition of a significant portion of a reporting unit. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting units’ goodwill over the implied fair value of that goodwill. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. The fair value of each reporting unit is estimated using a discounted cash flow methodology. This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our reporting units, the period over which cash flows will occur and determination of our weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit. We allocate goodwill to reporting units based on the reporting unit expected benefit from the acquisition. We evaluate our reporting units on an annual basis and, if required, reassign goodwill using a relative fair value allocation approach.

        We are required to assess the impairment of long-lived assets, tangible and intangible, other than goodwill, under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” when events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period.

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

        On January 1, 2007, we adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN No. 48”), which contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (on a cumulative basis) likely to be realized upon ultimate settlement. Prior to January 1, 2007, we estimated our uncertain income tax obligations in accordance with SFAS No. 109 and SFAS No. 5 “Accounting for Contingencies.”

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

        Business Combination. In accordance with SFAS No. 141, “Business Combination,” we are required to allocate the purchase price of acquired companies to the tangible and intangible assets acquired, liabilities assumed, as well as in-process research and development based on their estimated fair values. We engage independent third-party appraisal firms to assist us in determining the fair values of assets acquired and liabilities assumed. This valuation requires management to make significant estimates and assumptions, especially with respect to property, equipment and intangible assets. Critical estimates in valuing certain of the intangible assets include but are not limited to: future expected cash flows from customer contracts, customer lists, distribution agreements and acquired developed technologies; expected costs to develop the in-process research and development into commercially viable products and estimating cash flows from the projects when completed; the acquired company’s brand awareness and market position, as well as assumptions about the period of time the brand will continue to be used in the combined company’s product portfolio; and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur.

        Stock-based Compensation. We account for stock-based compensation in accordance with the provisions of SFAS No. 123R, “Share-Based Payment.” Under the fair value recognition provisions of SFAS No. 123R, stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award. Determining the appropriate fair value model and calculating the fair value of stock-based awards, which includes estimates of stock price volatility, forfeiture rates and expected terms, requires judgment that could materially impact our operating results.

        Valuation of investments in marketable securities. We regularly review our investments for factors that may indicate that a decline in the fair value of an investment below its carrying amount is other than temporary. Some factors considered in evaluating whether or not a decline in fair value is other than temporary include: our ability and intent to retain the investment for a period of time sufficient to allow for a recovery in value; the duration and extent to which the fair value has been less than cost; and the financial condition and prospects of the issuer. Such reviews are inherently uncertain in that the value of the investment may not fully recover or may decline further in future periods resulting in realized losses.

        Effective January 1, 2008, we adopted the provisions of SFAS No. 157, “Fair Value Measurements” for financial assets and liabilities, and related FSP’s, including FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, as set forth below, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

—	Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

—	Level 2 – Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

—	Level 3 – Valuations based on unobservable inputs which are supported by little or no market activity and significant to the overall fair value measurement.

        The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

        The actual value at which such securities could actually be sold or settled with a willing buyer or seller may differ from such estimated fair values depending on a number of factors, including, but not limited to, current and future economic conditions, the quantity sold or settled, the presence of an active market and the availability of a willing buyer or seller.

Results of Operations

        The following table sets forth our selected consolidated statements of income for the years ended December 31, 2006, 2007 and 2008 expressed as a percentage of total revenues. Totals may not add up due to rounding.

	2006	2007	2008

Revenues
Products	63.7%	61.2%	56.3%
Services	36.3	38.8	43.7

	100.0	100.0	100.0
Cost of revenues
Products*	32.4	28.2	27.3
Services*	60.3	58.3	52.4

	42.5	39.9	38.3

Gross Profit	57.5	60.1	61.7

Operating expenses
Research and development, net	11.0	11.5	12.6
Selling and marketing	23.2	23.3	23.7
General and administrative	14.8	16.5	15.5
Amortization of acquired
Intangibles	1.2	1.8	2.3
In process research and development write-off	3.1	0.7	-
Settlement and related expenses	-	-	1.6
Total operating expenses	53.3	53.8	55.7

Operating income	4.2	6.3	6.0
Financial income, net	3.2	2.9	1.8
Other income, net	0.2	-	-

Income before taxes	7.6	9.2	7.8
Taxes on income	2.1	2.0	1.5

Net income	5.5	7.2	6.3

(*) Respective revenues

Comparison of Years Ended December 31, 2007 and 2008

Revenues

        Our total revenues increased by approximately 20.6% to $624.2 million in 2008 from $517.4 million in 2007. Revenues from sales of enterprise interactions solutions were $417.4 million in 2008, an increase of 9.0% from 2007, revenues from sales to the public safety and security sector were $148.6 million in 2008, an increase of 20.9% from 2007, and revenues from sales of operational risk management Solutions were $58.2 million in 2008 compared to $11.6 in Actimize’s four month results included in 2007. Approximately 44% of the growth in revenues is attributable to the inclusion of full year results of Actimize, compared with Actimize’s four month results included in 2007 revenues. Actimize is an operational risk management solutions company. The remaining 56% of the growth is due to organic growth in all our regions and the revenues from our acquisitions of QPC and AVT.

	Years Ended December 31, (U.S. dollars in millions)
	2007	2008	Dollar Change	Percentage Change

Product Revenues	$316.9	$351.7	$34.8	11.0%
Service Revenues	200.5	272.5	72.0	35.9

Total Revenues	$517.4	$624.2	$106.8	20.6%

        Approximately 67% of the increase in product revenues is attributable to the inclusion of full year results for Actimize compared with Actimize’s four month results included in 2007 product revenues. The remainder is due to organic growth.

        Approximately 32% of the increase in service revenues is attributable to the inclusion of full year results for Actimize compared with Actimize’s four month results included in 2007 service revenues. The remaining 68% growth in service revenue was due to an increase in sales of applications that resulted in an increase in professional services and maintenance services, and an increase in maintenance revenue resulting from an increase in our installed customer base and focus on sales of maintenance services. Most of our service revenues represented approximately 44% of total revenues, as compared to approximately 39% in 2007.

        Revenues in 2008 in the Americas, which include the United States, Canada and Central and South America, rose 19.6% to $347.4 million, as compared to $290.3 million in 2007. Approximately 49% of the increase is attributable to the inclusion of full year results for Actimize compared with Actimize’s four month results included in 2007. The remaining 51% of growth is mainly due to higher post-contract services and maintenance revenue. Sales in Europe, the Middle East and Africa (EMEA) rose 22.4% to $188.5 million in 2008, as compared to $154.0 million in 2007. Approximately 41% of the increase is attributable to the inclusion of full year results for Actimize compared with Actimize’s four month results included in 2007. The remainder of the increase is attributable to a growth in product and service revenues in the enterprise and security markets and the acquisitions of AVT and QPC. Sales to Asia-Pacific (APAC) increased 21.0% to $88.3 million in 2008, as compared to $73.0 million in 2007. Approximately 27% of the increase is attributable to the inclusion of full year results for Actimize compared with Actimize’s four month results included in 2007. The remainder of the increase is attributable to a growth in product and service revenues in the enterprise market.

Cost of Revenues

	Years Ended December 31, (U.S. dollars in millions)
	2007	2008	Dollar Change	Percentage Change

Cost of Product Revenues	$89.4	$95.9	$6.5	7.3%
Cost of Service Revenues	116.9	142.9	26.0	22.2

Total Cost of Revenues	$206.3	$238.8	$32.5	15.8%

        Cost of product revenues increased on a dollar basis while decreasing as a percentage of product revenues. The increase on a dollar basis is mostly due to higher amortization of intangible assets in the amount of $16.8 million in 2008 compared to $11.8 million in 2007. The decrease in the cost of product percentage from product revenues is a result of a higher proportion of software in the product mix. Cost of service revenues increased on a dollar basis while decreasing as a percentage of service revenues. Approximately 57% of the increase on dollar base of the cost of services is attributable to the inclusion of full year results for Actimize compared with Actimize’s four month results included in 2007. The decrease in the percentage of cost of service from service revenues is due to a better utilization of the service organization and a higher volume of service revenues.

Gross Profit

	Years Ended December 31, (U.S. dollars in millions)
	2007	2008	Dollar Change	Percentage Change

Gross Profit on Product Revenues	$227.5	$255.8	$28.3	12.4%
as a percentage of product revenues	71.8%	72.7%
Gross Profit on Service Revenue	83.5	129.6	46.1	55.2
as a percentage of service revenues	41.7%	47.6%

Total Gross Profit	$311.0	$385.4	$74.4	23.9%
as a percentage of total revenues	60.1%	61.7%

        The improvement in gross profit on product revenues was primarily due to higher sales volume, product cost reductions as a result, among others, of higher proportion of software in the product mix. The improvement in gross profit margin on service revenues reflected improved staff utilization and higher volume of service revenues.

Operating Expenses

	Years Ended December 31, (U.S. dollars in millions)
	2007	2008	Dollar Change	Percentage Change

Research and development, net	$59.6	$78.4	$18.8	31.5%
Selling and marketing	120.6	147.9	27.3	22.6
General and administrative	85.1	97.4	12.3	14.5
Amortization of acquired intangible assets	9.2	14.5	5.3	57.6
In process research and development write-off.	3.7	-	(3.7)	(100.0)
Settlement and related expenses	$-	$9.9	$9.9	100%

        Research and Development, Net. Research and development expenses, before capitalization of software development costs and government grants, increased to $83.3 million in 2008, as compared to $63.3 million in 2007 and represented 13.3% and 12.2% of revenues in 2008 and 2007, respectively. Approximately 41% of the increase in research and development, net is attributable to the inclusion of Actimize for the entire year of 2008 compared to the inclusion of Actimize in the last four months of 2007. The remainder is primarily due to the strengthening of the NIS against the U.S. dollar.

        Capitalized software development costs were $1.3 million in 2008, as compared to $1.0 million in 2007. Amortization of capitalized software development costs included in cost of product revenues were $0.8 million and $1.0 million in 2008 and 2007, respectively.

        Selling and Marketing Expenses. Selling and marketing expenses increased to $147.9 million in 2008, as compared to $120.6 million in 2007, and represented 23.7% of total revenues in 2008, as compared to 23.3% in 2007. Approximately 49% of the increase is attributable to the inclusion of Actimize for the entire year of 2008 compared to the inclusion of Actimize in the last four months of 2007. The remainder is due to business growth.

        General and Administrative Expenses. General and administrative expenses represented 15.5% of total revenues in 2008, as compared to 16.5% in 2007. Approximately 26% of the increase is attributable to the inclusion of Actimize for the entire year of 2008 compared to the inclusion of Actimize in the last four months of 2007. The remainder is due to an increase in the doubtful accounts expenses, the strengthening of the NIS against the U.S. dollar and the need to support our growing business.

        Amortization of acquired intangible assets. Amortization of acquired intangibles included in the operating expenses represent 2.3% and 1.8% of our 2008 and 2007 revenues, respectively. Approximately 70% of the increase in amortization of acquired intangible assets is attributable to the amortization of intangible assets related to the acquisition of Actimize for the entire year of 2008 compared to the amortization of intangible assets related to the acquisition of Actimize in the last four months of 2007. The remainder is due to amortization related to the QPC and AVT acquisitions.

        Settlement and related expenses. Settlement and related expenses in the amount of $9.9 million represents an agreement to settle and dismiss patent disputes (see Item 8, “Financial Information – Legal Proceedings”).

Financial and Other Income

	Years Ended December 31, (U.S. dollars in millions)
	2007	2008	Dollar Change	Percentage Change

Financial income, net	$14.8	$11.3	$(3.5)	(23.6)%
Other income (expense), net	-	0.1	0.1

        Financial Income, Net. The decrease in financial income, net reflects lower average interest rates in 2008, as compared to 2007 and loss of $4.9 million on marketable securities sold or impaired in 2008.

        Taxes on Income. In 2008 taxes on income amounted to $9.5 million, as compared to $10.3 million in 2007. Our effective tax rate amounted to 19.5% in 2008 compared with 21.5% in 2007. The slight decrease in our effective tax rate in 2008 was mainly due to an increase in our Approved and Privileged Enterprise benefits together with other favorable items partly offset by a decrease in the deferred tax assets in certain jurisdictions.

        The reduction of the corporate tax rate in Israel from 31% in 2006 and 29% in 2007 to 27% in 2008 had a minor impact on our effective tax rate. This is because the majority of our income earned in Israel benefits from the reduced tax rates applicable to us as a result of our Approved and Privileged Enterprise programs.

        Further information with regard to our Approved and Privileged Enterprise programs can be found in Item 3, “Risk Factors” under the caption “Our results may be affected by the availability of government grants and tax benefits” and in Note 12 of our Consolidated Financial Statements under the caption “Taxes on Income.”

        Subject to unpredictable effects of any future settlements with tax authorities, unadjusted expiration of the statute of limitations, future changes in law or accepted practice and effects of potential mergers and acquisitions, we expect our effective tax rate (which includes effects of FIN No. 48) to be fairly stable in the coming years at around 20%.

        Net Income from Continuing Operations. Net income from continuing operations was $39.1 million in 2008, as compared to $37.4 million in 2007. The increase in 2008 resulted primarily from the increase in revenues and an increase in the gross margin.

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

Operating Expenses

	Years Ended December 31, (U.S. dollars in millions)
	2006	2007	Dollar Change	Percentage Change

Research and development, net	$44.9	$59.6	$14.7	32.9%
Selling and marketing	95.2	120.6	25.4	26.7
General and administrative	60.5	85.1	24.6	40.7
Amortization of acquired intangible assets	4.9	9.2	4.3	86.6
In process research and development write-off.	$12.9	$3.7	$(9.2)	(71.2%)

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

Liquidity and Capital Resources

        In recent years, the cash generated from our operating activities has financed our operations. Generally, we invest our excess cash in instruments that are highly liquid, investment grade securities. At December 31, 2008, we had $501.4 million of cash and cash equivalents and short-term and long-term investments, as compared to $398.2 million at December 31, 2007 and $296.1 million at December 31, 2006.

        Cash provided by operating activities was $135.7 million, $118.2 million and $87.6 million in 2008, 2007 and 2006, respectively. Net cash from operations in 2008 consisted primarily of net income of $39.1 million and adjustments for non-cash activities including depreciation and amortization of $42.7 million, stock-based compensation of $25.3 million, an increase in accrued expenses and other liabilities of $28.4 million, and loss on marketable securities sold or impaired of $4.9 million, which were partially offset by deferred tax of $5.6 million. Net cash from operations in 2007 consisted primarily of net income of $37.4 million and adjustments for non-cash activities including depreciation and amortization of $30.9 million, stock-based compensation of $23.7 million, an in-process research and development write-off of $3.7 million, an increase in accrued expenses and other liabilities of $51.9 million, and a decrease in inventories of $7.6 million, which were partially offset by an excess tax benefit from share-based payments arrangements of $4.9 million, an increase in trade receivables of $15.2 million, an increase in other receivables and prepaid expenses of $9.6 million, a decrease in trade payable of $3.0 million and deferred tax of $5.3 million. Net cash from operations in 2006 consisted primarily of net income of $22.4 million and adjustments for non-cash activities including depreciation and amortization of $21.9 million, stock-based compensation of $12.6 million, an in-process research and development write-off of $12.9 million, an increase in accrued expenses and other liabilities of $28.0 million, an increase in trade payable of $1.4 million and a decrease in inventories of $5.4 million, which were partially offset by an excess tax benefit from share-based payments arrangements of $5.7 million, an increase in trade receivables of $6.8 million and deferred tax of $3.7 million.

        Net cash used in investing activities from continuing operations was $120.9 million, $276.0 million and $318.4 million in 2008, 2007 and 2006, respectively. In 2008, net cash used in investing activities consisted primarily of net investment in marketable securities of $54.5 million, net investment in short-term bank deposits of $25.4 million, purchase of property and equipment of $15.5 million and payment for the acquisitions of QPC and AVT of $12.6 million and $6.2 million, respectively. In 2007, net cash used in investing activities consisted primarily of net investment in short-term bank deposits of $39.0 million, purchase of property and equipment of $10.9 million, payment for the acquisition of Actimize Ltd. of $210.5 million, a $5.0 million earn out payment with respect to FAST Security AG acquisition and payment for working capital adjustment with respect to the acquisition of IEX Corporation of $1.5 million. In 2006, net cash used in investing activities consisted primarily of net investment in marketable securities of $72.4 million, purchase of property and equipment of $8.1 million, payment for the acquisition of IEX Corporation of $203.2 million, payment for the acquisition of Performix Technologies Ltd. of $13.8 million and payment for the acquisition of FAST Video Security AG of $21.3 million.

        Net cash provided by financing activities was $15.9 million, $206.2 million and $43.7 million in 2008, 2007 and 2006, respectively. In 2008, net cash provided from financing activities consisted primarily of proceeds from the issuance of shares upon exercise of options and purchase of shares under employee share purchase plans of $15.3 million. In 2007, net cash provided from financing activities consisted of proceeds from the issuance of shares in our public offering of $180.9 million, proceeds from the issuance of shares upon exercise of options and purchase of shares under the employee share purchase plan of $20.3 million and an excess tax benefit from share-based payments agreements of $4.9 million. In 2006, net cash provided from financing activities consisted primarily of proceeds from the issuance of shares upon exercise of options and purchase of shares under the employee share purchase plan of $39.0 million and an excess tax benefit from share-based payments agreements. As of December 31, 2008, we had non-binding arrangements, for the rendering of credit lines from banks against our portfolio with those banks.

We believe that based on our current operating forecast, the combination of existing working capital, expected cash flows from operations will be sufficient to finance our ongoing operations for the next twelve months.

Research and Development

        For information on our research and development policies, please see Item 4, “Information on the Company” in this annual report.

Trend Information

        Our development efforts are aimed at addressing several industry trends. In the enterprise sector, these include compliance and risk management, enhancement of operational efficiencies, and improving customer retention and insights. In the security sector there is a growing demand for more comprehensive and integrated solutions to provide better safety and security to citizens. Our development efforts are also influenced by technology trends, such as the evolvement of VoIP. We see the migration to VoIP networks and its embedded ability to consolidate data-centers and save costs as a driver for deployment of additional systems.

        We believe that enhancing operational efficiency is especially critical to our customers, who continuously seek solutions that would help them reduce costs while maintaining or even improving customer service. In addition, our customers seek solutions that can improve their customer retention and insight and can assist in cross and up-selling into their customer base.

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

        Our compliance and risk management solutions apply to contact centers, trading floors, branches, home agents and back offices. In this area, the continuous enactment of new regulations represents substantial growth prospects for NICE.

        Governments, municipalities, security authorities and corporations around the world are investing in the protection of people and assets. As a result, there is a growing demand for more comprehensive and integrated solutions to provide better safety and security to citizens. These large projects include installation and implementation of wide-scale security systems, which better synchronize and correlate multimedia data sources in order to detect, prevent and resolve crime and terror in real time and investigate quickly in order to prosecute the persons involved. Our solutions offer an integrated multimedia capture and management solution that combines radio, telephony, IP data, GIS, and video. We also expect video content analysis applications to become increasingly important to city center protection, as well as various homeland security applications, mass transportation systems, campus perimeter security, and critical facilities, to enable proactive security management.

        For more information on trends in our industry, please see Item 4, “Information on the Company – Business Overview – Industry Background and Trends.”

        For more information on uncertainties, demands, commitments or events that are reasonably likely to have a material effect on revenue, please see Item 3, “Key Information – Risk Factors.”

Contractual Obligations

        Set forth below are our contractual obligations and other commercial commitments over the medium term as of December 31, 2008 (in thousands of U.S. dollars).

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3-5 years	More than 5 years

Operating Leases	37,913	12,693	20,009	2,987	2,224
Unconditional Purchase Obligations	3,120	3,120
Severance Pay*	19,928
Uncertain Income Tax Positions**	25,456
Total Contractual Cash Obligations	86,417	15,813	20,009	2,987	2,224

		Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1- 3 years	3-5 years	More than 5 years

Standby Letters of Credit	-	-	-	-	-
Guarantees - continuing operations	27,240	21,983	4,612	97	548
Total Commercial Commitments	27,240	21,983	4,612	97	548

*	Severance pay relates to accrued obligation to employees as required under the labor laws. These obligation are payable only upon termination, retirement or death of the respective employee

**	Uncertain income tax positions under FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 12(h) of our Consolidated Financial Statements for further information regarding our liability under FIN No. 48.

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

Recently Issued Accounting Pronouncements

        In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), to delay the effective date of FASB Statement 157 for one year for certain non-financial assets and non-financial liabilities, excluding those that are recognized or disclosed in financial statements at fair value on a recurring basis (i.e., at least annually).  For purposes of applying FSP 157-2, non-financial assets and non-financial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or a financial liability in FASB Statement 159.   FSP 157-2 defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP 157-2. We do not expect the adoption of FSP 157-2 to have a material impact on our financial position, results of operations or cash flows.

        In March 2008, the FASB issued Statement 161 “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”) an amendment to FASB No. 133.  This statement changes the disclosure requirements for derivative instruments and hedging activities.  Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  Early application is encouraged.  We do not expect the adoption of SFAS 161 to have a material impact on our financial position, results of operations or cash flows.

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. We believe that the adoption of SFAS 141R could have an impact on our consolidated financial statements; however, the impact would depend on the nature, terms and magnitude of acquisitions we consummate in the future.

        In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” FSP 142-3 is effective for fiscal years beginning after December 15, 2008. We do not expect the adoption of FSP 142-3 to have a material impact on our consolidated financial position, results of operations or cash flows.

        EITF Issue No. 08-7, “Defensive Intangible Assets” (“EITF 08-7”), requires an acquiring entity to account defensive intangible assets as a separate unit of accounting. Defensive intangible assets should not be included as part of the cost of the acquirer’s existing intangible assets because the defensive intangible assets are separately identifiable. Defensive intangible assets must be recognized at fair value in accordance with SFAS 141(R) and SFAS 157. EITF 08-7 will be effective for the reporting period beginning after December 15, 2008. We do not expect a material impact on our consolidated financial statements from adoption of EITF 08-7.

        In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” We are currently evaluating the impact of SFAS No. 162 on our financial statements, and the adoption of this statement is not expected to have a material effect on our financial statements.

        In June 2008, the FASB issued FSP EITF No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” Under the FSP, unvested share-based payment awards that contain rights to receive non-forfeitable dividends (whether paid or unpaid) are participating securities, and should be included in the two-class method of computing EPS. The FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those years, and is not expected to have a significant impact on our consolidated financial statements.

Item 6	Directors, Senior Management and Employees.

Directors and Senior Management

        The following table sets forth, as of April 5, 2009, the name, age and position of each of our directors and executive officers:

Name	Age	Position

Ron Gutler (1)(2)	51	Chairman of the Board of Directors

Joseph Atsmon(1)(3)	60	Vice-Chairman of the Board of Directors

Rimon Ben-Shaoul(2)	64	Director

Yoseph Dauber(2)(3)	73	Director

Dan Falk(1)(2)(3)(4)	64	Director

John Hughes(2)	57	Director

Yocheved Dvir(1)(3)(4)	56	Director

Name	Age	Position

David Kostman	44	Director

Haim Shani	52	Chief Executive Officer

Eran Gorev	43	Chief Business Officer

Udi Ziv	42	President of the Enterprise Products Group and Chief Product Officer

Israel Livnat	58	Corporate Vice President & President, Security Group

David Sosna	40	Chief Executive Officer, Actimize Ltd.

Dafna Gruber	44	Corporate Vice President and Chief Financial Officer

Yechiam Cohen	52	Corporate Vice President, General Counsel and Corporate Secretary

Eran Porat	46	Corporate Vice President, Finance

Eran Liron	41	Corporate Vice President, Business Development

Dan Yalon	37	Corporate Vice President, Strategy & Strategic Alliance

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Internal Audit Committee.
(4)	Outside Director. See Item 6, “Directors, Senior Management and Employees – Board Practices – Outside Directors.”

        On July 29, 2008, David Kostman was elected as a director. Mr. Kostman previously served on our board of directors between 2001 and 2007.

        Dr. Shlomo Shamir resigned from his position as President of NICE, effective as of January 1, 2009.

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

        Joseph Atsmon has served as one of our directors since September 2001 and Vice-Chairman of the Board since May 2002. Mr. Atsmon currently serves as a director of Ceragon Networks Ltd. and Radvision Ltd. From 1995 until 2000, Mr. Atsmon served as Chief Executive Officer of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998. Mr. Atsmon had a twenty-year career with Tadiran Ltd. In his last role at Tadiran Ltd., Mr. Atsmon served as Corporate VP for business development. Prior to that, he served as President of various military communications divisions. Mr. Atsmon holds a Bachelor’s degree in Electrical Engineering from the Technion – Israel Institute of Technology.

        Rimon Ben-Shaoul has served as one of our directors since September 2001. Since 2001, Mr. Ben-Shaoul has served as Co-Chairman, President, and CEO of Koonras Technologies Ltd., a technology investment company controlled by S.P.G. Ltd., a large Israeli holding company. Mr. Ben-Shaoul also serves as a director of BVR Systems Ltd. and several private companies. In addition, he is the President and CEO of Polar Communications Ltd., which manages media and communications investments. Between 1997 and 2001, Mr. Ben-Shaoul was the President and CEO of Clal Industries and Investments Ltd., one of the largest holding companies in Israel with substantial holdings in the high tech industry. During that time, Mr. Ben-Shaoul also served as Chairman of the Board of Directors of Clal Electronics Industries Ltd., Scitex Corporation Ltd., and various other companies within the Clal Group. Mr. Ben-Shaoul also served as a director of ECI Telecom Ltd., Fundtech Ltd., Creo Products, Inc. and Nova Measuring Instruments Ltd. From 1985 to 1997, Mr. Ben-Shaoul was President and CEO of Clal Insurance Company Ltd. and a director of the company and its various subsidiaries. Mr. Ben-Shaoul holds a Bachelor’s degree in Economics and Statistics and a Master’s degree in Business Administration, both from Tel-Aviv University.

        Yoseph Dauber has served as one of our directors since April 2002. Mr. Dauber has served in various senior positions at Bank Hapoalim since 1973. Until June 2002, Mr. Dauber was Deputy Chairman of the Board of Management and Joint Managing Director of Bank Hapoalim and was responsible for the commercial division of the bank. From 1994 to June 2002, Mr. Dauber served as Chairman of the Isracard Group. From 1995 to July 2002, Mr. Dauber also served as Chairman of Poalim American Express. From 2002 to 2003, he served as Chairman of the Israel Maritime Bank Ltd. and from 2003 to 2008 he served as a director of Bank Hapoalim. Mr. Dauber currently serves as a director of Vocaltec Communications Ltd., Lodzia Rotex Ltd., Micromedic Ltd., Orbit Alchut Technologies Ltd. and Delek Group Ltd. Mr. Dauber holds a Bachelor’s degree in Economics and Statistics from the Hebrew University in Jerusalem and a Master’s degree in Law from Bar Ilan University.

        Dan Falk has served as one of our statutory outside directors since 2001. From 1999 to 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V.  From 1985 to 1999, Mr. Falk served in various positions in Orbotech Ltd., the last of which were Chief Financial Officer and Executive Vice President. From 1973 to 1985, he served in several executive positions in the Israel Discount Bank. Mr. Falk serves on the board of directors of Orad Hi-Tech Systems Ltd. (where he is Chairman), Orbotech Ltd., Ormat Technologies Inc., Clicksoftware Technologies Ltd., Jacada Ltd., Attunity Ltd., Nova Measuring Systems Ltd., Dmatek Ltd., AVT Ltd., Amiad Filteration Systems Ltd., Plastopil Ltd. and Oridion Medical Ltd. Mr. Falk holds a Bachelor’s degree in Economics and Political Science and a Master’s degree in Business Administration, both from the Hebrew University, Jerusalem.

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

        Yocheved Dvir has served as one of our statutory outside directors since January 2008. Since 2000, Ms. Dvir has served as a strategic advisor in business development affairs to multiple companies and initiatives that were being founded. Until recently, she served on the boards of Trendline Business Information & Communications Ltd., Menorah Insurance Company Ltd., Israel Corporation Ltd., ECI Telecom Ltd., Strauss Industries Ltd., Phoenix Holding and Phoenix Insurance Co. Between 1990 and 2000, Ms. Dvir served as a Senior Vice President of the Migdal Group. Ms. Dvir joined the Migdal Group in 1981 and, until late 2000, held a number of senior financial and managerial positions, including Head of the Group’s Economics Department (1986-1988), Head of the Group’s Corporate Office (1989-1992), Head of the Group’s General Insurance Division and Corporate Office (1993-1997), Group CFO (1997-1999), Head of the Group’s Strategic Development Division and Marketing Array and Risk Manager (2000). Ms. Dvir holds a Bachelor’s degree in Economics and Statistics from the University of Haifa and a full second degree study in Statistics from the Hebrew University of Jerusalem.

        David Kostman has served as one of our directors since July 2008. Mr. Kostman previously served on our board of directors between 2001 and 2007. Mr. Kostman is currently Chairman and CEO of Nanoosh LLC, a restaurant operating company. From 2006 until 2008, Mr. Kostman was a Managing Director in the investment banking division of Lehman Brothers, heading the Global Internet Group. From April 2003 until July 2006, Mr. Kostman was Chief Operating Officer and then Chief Executive Officer of Delta Galil USA, a subsidiary of Delta Galil Industries Ltd., a NASDAQ-listed apparel manufacturer. From 2000 until 2002, Mr. Kostman was President of the International Division and Chief Operating Officer of VerticalNet, Inc., a NASDAQ-listed internet and software company. Mr. Kostman serves on the board of directors of J Mendel, LLC and Russell Newman, LLC. Mr. Kostman holds a Bachelor’s degree in Law from Tel Aviv University and a Master’s degree in Business Administration from INSEAD.

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

        Eran Gorev has served as our Chief Business Officer since October 2008. Since March 2005, Mr. Gorev also serves as the President and Chief Executive Officer of Nice Systems Inc. From 2002 to 2004, Mr. Gorev was President of the North America – Major Clients division at Amdocs Ltd. From 2000 to 2002, he served as Corporate Vice President and Head of Worldwide Sales at Amdocs. Prior thereto, Mr. Gorev held various marketing and sales management positions in the information technology industry. Mr. Gorev holds a Bachelor’s degree in Law from Tel Aviv University and a joint Master’s degree in Business Administration from the Kellogg School of Management of Northwestern University and the Leon Recanati Graduate School of Business Administration of Tel Aviv University.

        Udi Ziv has served as President of the Enterprise Products Group and Chief Product Officer since January 2009. From 2001 until 2007, Mr. Ziv held several senior executive positions with SAP AG, a leading global enterprise software company, including General Manager of SAP’s Small Business Solutions, Managing Director of SAP Labs Israel and Vice President responsible for the research and development of the SAP Portal product. Prior to joining SAP, Mr. Ziv was one of the original members, and the head of global research & development, of Top Tier Software, a leading enterprise portal company (acquired by SAP in 2001). Mr. Ziv holds a Bachelor of Science degree in Computer Engineering from the Technion – Israel Institute of Technology.

        Israel Livnat has served as our Corporate Vice President and President of the Security Group since May 2006. Prior to joining NICE, he served since 2001 as the President and CEO of Elta Systems Ltd. Prior to his last position as the President of Elta Systems, Mr. Livnat headed a division in Israeli Aircraft Industries Ltd., leading the development of the Arrow weapons system. Before that he was Vice President Engineering in the same division in Israeli Aircraft Industries, and director for hardware engineering at Daisy Systems Mountain View California, leading state-of-the-art developments in the hardware and software of large computer-embedded systems. Mr. Livnat holds a Bachelor of Science degree in Electrical Engineering from the Technion – Israel Institute of Technology, and an Executive MBA from Stanford University. He was awarded the prestigious Israeli Industry Prize in 2004.

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

        Dafna Gruber has served as our Corporate Vice President and Chief Financial Officer since June 2007. From 2001 until May 2007, she served as the Chief Financial Officer of Alvarion Ltd., a NASDAQ-listed company that provides innovative wireless network solutions. From 1997 to 2001, Ms. Gruber was the Chief Financial Officer of BreezeCOM Ltd., which was merged with Floware Wireless Systems Ltd. to create Alvarion, prior to which she was the controller of BreezeCOM from 1996 to 1997. From 1993 to 1996, Ms. Gruber was a controller at Lannet Data Communications Ltd., subsequently acquired by Lucent Technologies Inc.  Ms. Gruber is a certified public accountant and holds a Bachelor’s degree in Accounting and Economics from Tel Aviv University.

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

        Eran Liron has served as our Corporate Vice President, Business Development since February 2006. From 2004 to 2006, he served as Director of Corporate Development at Mercury Interactive Corporation, a software company, and prior thereto he held several business development positions at Mercury Interactive. Before joining Mercury, Mr. Liron served in several marketing roles at software startups and at Tower Semiconductor. Mr. Liron holds a Bachelor of Science degree from the Technion – Israel Institute of Technology and a Doctorate in Business from the Stanford Graduate School of Business in California.

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

Compensation

        The aggregate compensation paid to or accrued on behalf of all our directors and executive officers as a group of 20 persons during 2008 consisted of approximately $5.7 million in salary, fees, bonus, commissions and directors’ fees and approximately $0.1 million in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts we expended for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

        During 2008, our officers and directors received, in the aggregate, options and restricted shares with respect to 629,500 ordinary shares under our equity based compensation plans. These options and restricted shares have an average price of $28.39 and the options will expire six years after the date the options were granted.

        Pursuant to the requirements of the Israeli Companies Law, 5759–1999, or the Companies Law, remuneration of our directors generally requires shareholder approval. Compensation and reimbursement for outside directors (as described below) is statutorily determined pursuant to the Companies Law.  Effective as of July 29, 2008, we pay each of our directors, including outside directors, an annual fee of NIS 90,000 (equivalent to approximately $23,684) and a meeting attendance fee of NIS 3,250 (equivalent to approximately $855), including for meetings of committees of the board of directors. Our directors are also entitled to an annual grant of options to purchase 5,000 of our ordinary shares and our Chairman of the Board is entitled to an annual grant of options to purchase 15,000 ordinary shares on the date of our annual general meeting during each calendar year until and including the 2010 annual general meeting. These options fully vest following the lapse of twelve (12) months from the applicable date of grant and are granted under the Nice-Systems Ltd. 2003 Stock Option Plan. In addition, effective as of July 29, 2008, our Chairman of the Board receives a special annual fee in the amount of NIS 180,000 (equivalent to approximately $47,368).

Board Practices

Corporate Governance Practices

        We are incorporated in Israel and therefore are subject to various corporate governance practices under the Companies Law, relating to such matters as outside directors, the audit committee, the internal auditor and approvals of interested party transactions. These matters are in addition to the ongoing listing conditions of the NASDAQ and other relevant provisions of U.S. securities laws. Under the NASDAQ rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable NASDAQ requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. For further information see “Item 16G – Corporate Governance.”

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

        The board may, subject to the provisions of the Companies Law, appoint a committee of the board and delegate to such committee all or any of the powers of the board, as it deems appropriate. Notwithstanding the foregoing, the board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees. The board has appointed an internal audit committee, as required under the Companies Law, that has four members, an audit committee that currently has four members and a compensation committee that has five members. We do not have, nor do our subsidiaries have, any directors’ service contracts granting to the directors any benefits upon termination of their employment.

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

        Mr. Dan Falk was elected for a third term as an outside director and Ms. Yocheved Dvir was elected as an outside director for the first time at our Annual General Meeting held on December 24, 2007, and their election became effective as of January 1, 2008. An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, from the company. In accordance with such regulations, at our 2008 annual general meeting of shareholders, our shareholders approved that our outside directors are to receive compensation equal to that paid to the other members of the board of directors. For further information, please see Item 6, “Directors, Senior Management and Employees – Compensation” in this annual report.

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

Compensation Committee

        As required by NASDAQ rules, our compensation committee approves the compensation of our executive officers. The compensation of our chief executive officer also requires the approval of our board of directors under the Companies Law. The compensation committee is also authorized to approve the grant of stock options and other securities to eligible grantees under our benefit plans pursuant to guidelines adopted by our board of directors. However, grants of stock options and other securities to our executive officers also require approval of our board of directors. The current members of this committee, each of whom satisfies the respective independence requirements of NASDAQ, are Dan Falk (chairman), Rimon Ben Shaoul, Joseph Dauber, Ron Gutler and John Hughes.

Nominations Committee

        As required by NASDAQ rules, our nominations committee recommends candidates for election to our board of directors pursuant to a written charter. The current members of this committee, all of whom are independent directors, are Ron Gutler and Dan Falk.

Employees

        At December 31, 2008, we had 2,404 employees worldwide, which represented an increase of 10.7% from year-end 2007.

        The following table sets forth the number of our full-time employees at the end of each of the last three fiscal years as well as the main category of activity and geographic location of such employees:

	At December 31,
Category of Activity	2006	2007	2008

Operations	104	116	105
Customer Support	620	724	852
Sales & Marketing	389	450	492
Research & Development	427	564	597
General & Administrative	239	318	358

Total	1,779	2,172	2,404

Geographic Location

Israel	692	923	1,014
Americas	722	811	864
Europe	269	301	355
Asia Pacific	96	137	171

Total	1,779	2,172	2,404

        We also utilize temporary employees in various activities. On average, we employed 17 temporary employees and obtained services from 257 consultants (not included in the numbers set forth above) during 2008.

        Our future success will depend in part upon our ability to attract and retain highly skilled and qualified personnel. Although competition for such personnel is generally intense, we believe that adequate personnel resources are currently available in Israel to meet our requirements.

        We are not a party to any collective bargaining agreement with our employees or with any labor organization. However, we are subject to certain labor related statutes, and to certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists’ Association of Israel) that are applicable to our Israeli employees by order of the Israeli Ministry of Labor and Welfare. These statutes and provisions principally concern the length of the work day and the work week, minimum wages for workers, insurance for work-related accidents, determination of severance pay and other conditions of employment. Furthermore, pursuant to such provisions, the wages of most of our Israeli employees are automatically adjusted based on changes in the Israeli consumer price index, or CPI. The amount and frequency of these adjustments are modified from time to time. Israeli law generally requires the payment by employers in Israel of severance pay upon the death of an employee, his retirement or upon termination of employment by the employer without due cause. We currently fund our ongoing severance obligations in Israel by making monthly payments to approved severance funds or insurance policies. Please see Note 2Q to our Consolidated Financial Statements. In addition, according to the National Insurance Law, Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, an organization similar to the U.S. Social Security Administration. These contributions entitle the employees to benefits in periods of unemployment, work injury, maternity leave, disability, reserve military service and bankruptcy or winding-up of the employer. Since January 1, 1995, such amount also includes payments for national health insurance. The payments to the National Insurance Institute are equal to approximately 17% of an employee’s wages (up to a certain cap as determined from time to time by law), of which the employee contributes approximately 66% and the employer contributes approximately 34%.

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

Share Ownership

        As of March 11, 2009, our directors and executive officers beneficially owned an aggregate of 854,252 ordinary shares, or approximately 1.4% of our outstanding ordinary shares. This figure includes 45,280 unvested restricted shares as well as options to purchase ordinary shares that were vested on such date or that were scheduled to vest within the following 60 days. The restricted shares and options have an average exercise price of $22.49 per share and the options expire between 2010 and 2016. No individual director or executive officer beneficially owns 1% or more of our outstanding ordinary shares.

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

        On December 19, 2003, the board of directors resolved to elect the “Capital Gains Route” (as defined in Section 102(b)(2) of the Tax Ordinance) for the grant of options to Israeli grantees. Generally, subject to the fulfillment of the provisions of Section 102 of the Tax Ordinance, under the Capital Gains Route gains realized from the sale of shares issued upon exercise of options will mostly be taxed at a rate of only 25% and partially at the marginal income tax rate applicable to the grantee (up to 47% in 2008). In general, all options granted to Israeli grantees, shares issued upon exercise of such options and any bonus shares issued with respect to such shares will be held in trust for the benefit of the grantee for at least a period equal to the shorter of 30 months from the date of grant or two years from the end of the tax year in which the options are granted. Following an amendment to the Tax Ordinance which came into effect on January 1, 2006, the aforementioned trust period for options granted on or after January 1, 2006 is 24 months from the date of grant. The options may not be released from the trust prior to the payment of the grantee’s tax liabilities. In the event the requirements of Section 102 for the allocation of options according to the Capital Gains Route are not met, the applicable marginal income tax rates will apply.

        The 1995 Plan is generally administered by our compensation committee, which determines the grantees under the 1995 Plan and the number of options to be granted. As of April 5, 2009, there were no outstanding options to purchase ordinary shares under the 1995 Plan. All of the outstanding options under this plan have expired.

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

        Pursuant to the Tax Reform and in order to comply with the provisions of Section 102 of the Tax Ordinance, on January 5, 2004, our board of directors adopted an addendum to our share option plan with respect to options granted as of December 2, 2003, to grantees who are residents of Israel (the “Addendum”). The Addendum does not add to nor modify our share option plan in respect of grantees that are not residents of Israel. On December 19, 2003, the board of directors resolved to elect the “Capital Gains Route” (as defined in Section 102(b)(2) of the Tax Ordinance) for the grant of options to Israeli grantees, which is described above under “1995 Stock Option Plan.”

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

        The 2003 Plan is generally administered by our compensation committee, which determines the grantees under the 2003 Plan and the number of options to be granted. As of March 31, 2009, options to purchase 4,574,203 ordinary shares were outstanding under the 2003 Plan at a weighted average exercise price of $27.13.

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

        Under the terms of the ESPP, eligible employees (generally, all our employees and the employees of our eligible subsidiaries who are not directors or controlling shareholders) may, on January 1 and July 1 of each year in which the ESPP is in effect, elect to become participants in the ESPP for that six-month period by filing an agreement with us arranging for payroll deductions of between 2% and 10% of such employee’s compensation for the relevant period. An employee’s election to purchase ordinary shares under the ESPP is subject to his or her right to withdraw from the ESPP prior to exercise, six months after the offering date. The price per ordinary share under the ESPP is 95% of the closing sales price of one ADR as quoted on NASDAQ on the semi-annual purchase date.

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

        As of March 31, 2009, options to purchase 366,052 ordinary shares of NICE were outstanding and 129,499 restricted shares were issued under the 2003 Actimize Plan at a weighted average exercise price of $11.72 and $0.96, respectively. No additional grants are being made under this plan following the acquisition of Actimize.

2008 Share Incentive Plan

        In June 2008, we adopted the NICE-Systems Ltd. 2008 Share Incentive Plan, or 2008 Plan, to provide incentives to employees, directors, consultants and/or contractors by rewarding performance and encouraging behavior that will improve our profitability. Under the 2008 Plan, our employees, directors, consultants and/or contractors may be granted any equity-related award, including any type of an option to acquire our ordinary shares and/or share appreciation right and/or share and/or restricted share and/or restricted share unit and/or other share unit and/or other share-based award and/or other right or benefit under the Plan (each an “Award”). The options to acquire ordinary shares are granted at an exercise price of not less than the fair market value of the ordinary shares on the date of the grant, subject to certain exceptions which may be determined by our board of directors, including in some cases options granted with an exercise price of zero. We have registered, through the filing of registration statements on Form S-8 with the SEC under the Securities Act of 1933, 2,000,000 ADSs for issuance under the 2008 Plan.

        Generally, under the terms of the 2008 Plan, 25% of an Award granted becomes exercisable on the first anniversary of the date of grant and 6.25% becomes exercisable once every quarter during the subsequent three years. Specifically with respect to restricted share units, unless determined otherwise by the board of directors, 25% of the restricted share units granted become vested on each of the four consecutive annual anniversaries following the date of grant. Awards with a vesting period expire six years after the date of grant. Awards are non-transferable except by will or the laws of descent and distribution.

        Our board of directors adopted an addendum to the 2008 Plan for Awards granted to grantees who are residents of Israel (the “Addendum”). On June 16, 2008, our board of directors resolved to elect the “Capital Gains Route” (as defined in Section 102(b)(2) of the Tax Ordinance) for the grant of Awards to Israeli grantees, which is described above under “1995 Stock Option Plan.” The U.S. addendum of the 2008 Plan provides only for non-qualified stock options for purposes of U.S. tax laws.

        The 2008 Plan provides that the number of shares that may be subject to Awards granted under the 2008 Plan shall be an amount per calendar year, equal to 3.5% of our issued and outstanding share capital as of December 31 of the preceding calendar year. Such amount is reset for each calendar year. By setting this target, our board of directors took into account the need for current employee retention and retention of future employees. For 2008, the aforementioned amount was reduced by the number of shares subject to Awards granted by us during the 2008 calendar year under the 2003 Plan.

        The 2008 Plan is generally administered by our board of directors and compensation committee, which determines the grantees under the 2008 Plan and the number of Awards to be granted. As of March 31, 2009, options and restricted share units to purchase 1,509,849 ordinary shares were outstanding under the 2008 Plan at a weighted average exercise price of $28.33.

Item 7.	Major Shareholders and Related Party Transactions.

Major Shareholders

        As of April 5, 2009, no person known to us is the beneficial owner of 5% or more of our outstanding ordinary shares. None of our shareholders has any different voting rights than any other shareholder.

        As of April 3, 2009, we had approximately 73 ADS holders of record in the United States, holding approximately 65% of our outstanding ordinary shares, as reported by The Bank of New York, the depositary for our ADSs.

        As of December 11, 2008, Migdal Insurance and Financing Holdings Ltd. held 2,944,307, or 4.8%, of our ordinary shares. This information is based upon a Schedule 13G/A filed by Migdal Insurance and Financing Holdings Ltd. with the SEC on that date. As of December 3, 2008, Migdal Insurance and Financing Holdings Ltd. held 3,068,603, or 5.1%, of our ordinary shares, according to a Schedule 13G filed by Migdal Insurance and Financing Holdings Ltd. with the SEC on that date.

        As of December 31, 2008, Massachusetts Financial Services Company held 336,918, or 0.6%, of our ordinary shares. This information is based upon a Form 13G/A, filed by Massachusetts Financial Services Company with the SEC on February 9, 2009. As of December 31, 2007, Massachusetts Financial Services Company held 3,040,862, or 5.2%, of our ordinary shares, according to a Schedule 13G/A filed by Massachusetts Financial Services Company with the SEC on February 8, 2008.

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

Witness Patent Infringement Lawsuits

        On July 20, 2004, S.T.S. Software Systems Ltd. (STS) filed a lawsuit in the U.S. District Court for the Southern District of New York charging Witness Systems, Inc. (Witness) with infringement of VoIP patents in the U.S. On June 26, 2007, we joined as a plaintiff in the litigation. A trial took place in the U.S. District Court for the Northern District of Georgia during the week of March 17, 2008 and on May 25, 2008. The Court dismissed the claim and determined that Witness Systems does not infringe our patents.

        On August 30, 2004, Witness filed a patent infringement action in the Federal Court for the Northern District of Georgia against NICE Systems, Inc. Witness subsequently filed an identical action against us in the same court. Witness accused us of infringing two U.S. patents relating to certain technology used with some of our products, mainly screen capture. A trial did not take place.

        On January 19, 2006 Witness filed a patent infringement action in the Federal Court for the Northern District of Georgia against the Company and NICE Systems, Inc., alleging the infringement of a certain U.S patent relating to certain technology used with some of our products, mainly Nice Perform. A trial took place during the week of May 12, 2008. The jury decided that we infringe Witness’ patent and adjudicated monetary damages of $3.3 million. We filed a motion to revoke the jury’s decision and Witness filed a motion for a permanent injunction against us, to which we submitted our response.

        On May 10, 2006, NICE and NICE Systems, Inc. filed a new lawsuit against Witness in the United States District Court for the District of Delaware claiming that Witness was infringing ten U.S. patents. These patents cover various aspects of recording customer interaction communications and traditional logging. A trial took place before a jury on January 14, 2008. The jury deadlocked and on January 25, 2008 and a mistrial was declared. We filed a motion for a new trial date for the case.

        On August 1, 2008, we entered into an agreement with Verint Systems Inc. (that acquired Witness in 2007) to settle and dismiss all patent disputes between the two companies, which had commenced with Witness Systems, Inc., as detailed above.

Multi-Format Patent Infringement Lawsuit

        On September 3, 2008, Multi-Format, Inc. filed a lawsuit against Harrah’s Entertainment, Inc. and Nice Systems Inc., a wholly owned subsidiary of ours, in the United States District Court for the District of New Jersey, alleging infringement of a U.S. patent and requesting damages. The patent purports to cover a PC-based system for monitoring and sorting representative images from video cameras, for security or other monitoring purposes. Multi-Format alleges that the defendants infringed one or more of the claims of the patent by making, using, selling, offering for sale and/or importing video surveillance products, including the NiceVision Pro and NiceVision Harmony products, and that Nice Systems Inc. has induced infringement of the patent through its sale and supplying of video surveillance solutions to Bally’s Atlantic City and/or other third parties or customers. On December 10, 2008, Multi-Format filed an Amended Complaint substituting Bally’s Park Place, Inc. for Harrah’s Entertainment, Inc. We filed a response and counterclaim on December 23, 2008, to which Multi-Format responded on January 7, 2009. An initial scheduling hearing took place on January 26, 2009. Multi-Format has not identified any specific patent claim it believes was infringed and has not made a monetary demand.  Nice Systems Inc. has undertaken to represent and indemnify Harrah’s Entertainment in respect of this lawsuit.

CipherActive Lawsuit

        On October 19, 2004, CipherActive filed an action against us in the District Court of Tel Aviv. In this lawsuit, CipherActive claims that under a development agreement with us, it is entitled to receive license fees in respect of certain software that it allegedly developed for us and which has been embedded in one of our products. CipherActive claims that it is entitled to license fees in an amount of $600,000, in addition to the amount of $100,000 already paid to CipherActive by us in respect of such license fees. In our statement of defense we claim that the software developed by CipherActive under the agreement has not been successful in the market, is no longer embedded in our product and, therefore, CipherActive is not entitled to any additional license fees. Both parties to this litigation have recently agreed to submit the matter to binding arbitration and hearings are expected to take place during the month of May 2009. The arbitration agreement approved by the Court determines that our liability shall not exceed $600,000 plus interest and expenses.

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

Calyon Dispute

        In December 2006, Calyon Corporate and Investment Bank filed a suit against us in the District Court of Tel Aviv, demanding repayment of $648,144 plus accrued interest, for a total amount of $740,395.  We had deducted this amount in January 2004 from a payment transferred from an account of Thales maintained with Calyon to our account, at the instruction of Thales, in connection with our acquisition of TCS from Thales. We had notified TCS in 2004 that we had setoff such amount with respect to an overdue payment by TCS to us. The dispute was submitted to mediation, however the mediation process failed and the proceedings were returned to the District Court of Tel Aviv. This lawsuit is in its initial stages and the first hearing is scheduled to take place on June 23, 2009.

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

        We believe we are entitled to recover all or a substantial part of the settlement amount paid to Formatest AG (with the addition of legal costs) under the terms of indemnification provision contained in the sale and purchase agreement between the selling shareholders of FAST Video Security AG (the “Sellers”) and NICE dated November 16, 2006 (the “Agreement”). On December 18, 2007, the Sellers issued a Notice of Arbitration in the Zurich Chamber of Commerce, claiming that NICE should pay them an amount of $1,228,766 (plus late payment interest of 5% from July 2007), which is the remaining unpaid portion of the first earn out payment under the Agreement, release $3,000,000 (plus accrued interest) from the escrow account pursuant to the Agreement, plus an additional late release interest of 5%, and compensate them for loss incurred due to deteriorating exchange rates and other related expenses. Prior to the commencement of the arbitration proceedings, we released to the Sellers a partial payment of $1,400,000 out of the escrow funds and paid to the Sellers the amount of $1,228,766.60.

        On June 23, 2008, the Sellers filed their statement of claim, asking for payments of $1,600,000 (representing the balance of the escrow funds) plus additional amounts for interest, losses on the exchange rate, legal costs for the defense of the Formatest claim, and unspecified legal costs and expenses related to the arbitration proceeding. We filed a statement of defense and counterclaim on August 25, 2008, seeking an award dismissing the Sellers’ claims and holding the Sellers liable (jointly and severally) for the payment of EUR 831,600 and additional amounts, plus interest and unspecified arbitration costs. Pursuant to the current procedural timetable, the arbitration proceedings are expected to take place in the first half of 2009, and an award is not expected to be rendered before July 2009.

Nice Systems Inc. Discrimination in Employment Disputes

        On October 26, 2007, two former employees of Nice Systems Inc. filed a lawsuit against NICE and Nice Systems Inc., alleging violations of various laws prohibiting discrimination in employment. The dispute was settled in December 2008 between the parties.

        On December 19, 2007, a former employee of Nice Systems Inc. sent NICE and Nice Systems Inc. a letter alleging engagement in prohibited discrimination in employment and retaliation in terminating his employment. The dispute was settled in December 2008 between the parties.

Actimize Former Employee Dispute

        On October 15, 2007, a former employee of Actimize Ltd., a wholly owned subsidiary of ours, filed a claim with the Tel Aviv District Labor Court, seeking a declaration that he is entitled to 0.5% of the outstanding share capital of Actimize Ltd. In its statement of defense, Actimize Ltd. claimed that once the former employee chose not to exercise his vested options upon termination of his employment with the company, such options expired. In addition, Actimize Ltd. claimed that the former employee’s options deteriorated in value due to his decision not to exercise his right to re-price such options during his employment term. The case is at the preliminary stages, and the Court has yet to set a hearing date.

Plant Dispute

        Around December 31, 2008, Nice Systems Inc. received a letter from Plant CML, a distributor of Nice Systems Inc., asserting several indemnity claims against the company. The claims arise out of the Commonwealth of Massachusetts’ claim against Verizon relating to numerous alleged problems associated with our products used by the Commonwealth. Nice Systems Inc. sold our products to Plant pursuant to a Reseller Agreement between the parties dated December 2005, and Plant, in turn, resold the products to Verizon, who in turn sold the overall system to the Commonwealth. We are in an initial stage of assessing the facts, merits and potential magnitude of these claims.

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

Significant Changes

        Dr. Shlomo Shamir resigned from his position as President of NICE, effective as of January 2009.

        On July 29, 2008, David Kostman was elected as a director. Mr. Kostman previously served on our Board between 2001 and 2007.

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

	ADSs
	High	Low

Annual

2004	$15.88	$8.70
2005	25.05	14.65
2006	33.41	21.55
2007	40.95	29.04
2008	35.87	16.11

Quarterly 2007

First Quarter	$37.00	$29.81
Second Quarter	40.10	33.60
Third Quarter	38.98	29.52
Fourth Quarter	40.95	29.04

Quarterly 2008

First Quarter	$34.75	$24.90
Second Quarter	35.87	27.75
Third Quarter	31.57	24.65
Fourth Quarter	27.45	16.11

Quarterly 2009

First Quarter	$25.79	$18.04

Monthly

October 2008	$27.45	$16.11
November 2008	25.18	17.32
December 2008	24.10	19.74
January 2009	24.25	18.98
February 2009	22.54	18.04
March 2009	25.79	19.50
April 2009 (through April 3)	27.18	24.65

        On April 3, 2009, the last reported price of our ADSs was $26.29 per ADS.

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

	Ordinary Shares
	High		Low
	NIS	$	NIS	$

Annual

2004	71.85	16.23	39.21	8.64
2005	116.00	25.22	64.25	14.59
2006	142.50	33.16	102.00	22.48
2007	162.30	41.04	117.50	29.94
2008	133.80	35.54	63.00	16.72

Quarterly 2007

First Quarter	151.60	36.24	126.90	29.94
Second Quarter	162.00	40.76	141.60	34.08
Third Quarter	156.00	38.03	138.00	32.15
Fourth Quarter	162.30	41.04	117.50	30.28

Quarterly 2008

First Quarter	133.80	34.69	91.11	26.98
Second Quarter	119.40	35.51	98.36	27.82
Third Quarter	112.40	32.02	84.00	23.86
Fourth Quarter	95.50	25.28	63.00	17.52

Quarterly 2009

First Quarter	107.10	25.85	74.05	18.03

Monthly

October 2008	94.43	27.03	63.00	17.52
November 2008	95.50	25.28	67.25	16.72
December 2008	93.00	23.78	76.00	19.62
January 2009	93.00	24.11	75.11	18.90
February 2009	89.55	22.09	74.05	18.03
March 2009	107.10	25.85	83.21	19.78
April 2008 (through April 5)	112.4	26.99	103.10	24.50

        As of April 5, 2009, the last reported price of our ordinary shares on the TASE was NIS 111.9 (or $26.87) per share.

Item 10.	Additional Information.

Memorandum and Articles of Association

Organization and Register

        We are a company limited by shares organized in the State of Israel under the Companies Law. We are registered with the Registrar of Companies of the State of Israel and have been assigned company number 52-0036872.

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

        Subject to the Companies law, the board may appoint a committee of the board and delegate to such committee all or any of the powers of the board, as it deems appropriate. Under the Companies Law the board of directors must appoint an internal audit committee, comprised of at least three directors and including both of the outside directors. The function of the internal audit committee is to review irregularities in the management of the Company’s business and recommend remedial measures. The committee is also required, under the Companies Law to approve certain related party transactions. Notwithstanding the foregoing, the board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees. The board has appointed an internal audit committee which has three members, an audit committee which has four members and a compensation committee which has four members. For more information on the Company’s committees, please see Item 6, “Directors, Senior Management and Employees – Board Practices” in this annual report.

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

Approval of Certain Transactions

        Under the Companies Law, all arrangements as to compensation of office holders who are not directors, or controlling parties, require approval of the board of directors. Similarly, adoption and amendment of equity based compensation plans require approval of the board of directors. Arrangements regarding the compensation of directors also require internal audit committee and shareholder approval. Although NASDAQ rules generally require shareholder approval when an equity based compensation plan is established or materially amended, as a foreign company we follow the aforementioned requirements of the Companies Law.

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

        In addition, under the Companies Law, a private placement of securities requires approval by the board of directors and the shareholders of the company if it will cause a person to become a controlling shareholder or if:

—	the securities issued amount to twenty percent or more of the company's outstanding voting rights before the issuance;

—	some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

—	the transaction will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital or voting rights or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company’s outstanding share capital or voting rights.

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

FAST Video Security AG Acquisition

        On January 4, 2006, pursuant to a share purchase agreement, we acquired all the outstanding shares of FAST Video Security AG, a Switzerland-based developer of innovative video systems for security and surveillance purposes, for approximately $22 million in cash, plus earn-outs based on performance milestones. For 2006 we paid an earn-out of approximately $6.2 million and for 2008 there was no earn-out payment.

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

General Corporate Tax Structure

        Generally, Israeli companies are subject to Corporate Tax on taxable income at the rate of 27% for the 2008 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, the effective tax rate payable by a company that derives income from an Approved or Privileged Enterprise may be considerably less.

        Following a Temporary Order, which came into effect on January 1, 2009 and will expire at the end of one year, an Israeli corporation may elect a 5% rate of corporate tax (instead of 25%) for dividend distributions received in 2009 from a foreign subsidiary, which is used in Israel either in 2009 or within one year after actual receipt of the dividend, whichever is later. The 5% tax rate is subject to various conditions, which include conditions with regard to the identity of the corporation that distributes the dividends, the source of the dividend, the nature of the use of the dividend income, and the period during which the dividend income will be used in Israel.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959, as amended.

        We derive and expect to continue to derive significant tax benefits in Israel relating to our “Approved and Privileged Enterprise” programs, pursuant to the Law for Encouragement of Capital Investments, 1959, or the Investments Law. To be eligible for these tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets. In the event of a failure to comply with these conditions, the benefits may be canceled and we may be required to refund the amount of the benefits, in whole or in part, including interest and certain inflation adjustments. As of December 31, 2008 we believe that we are in compliance with all the conditions required by the law.

        Full details regarding our Approved and Privileged Enterprises may be found in Note 12(a)(2) of our Consolidated Financial Statements.

        Other than by way of our complete liquidation, if we distribute dividends from the income of our “Approved Enterprises” which was exempted from taxes pursuant to our “Approved Enterprise” benefits, we will be taxed as if the exempt income was subject to the regular reduced corporate tax rate arising under our “Approved Enterprise” programs. Tax-exempt income generated under our Privileged Enterprises, will subject the Company to taxes upon dividend distribution or complete liquidation.

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

        In 2008, we elected to measure our Israeli taxable income in relation to changes in the U.S. dollar/NIS exchange rate rather than the Israeli inflation index. We were permitted to make such a change pursuant to regulations published by the Israeli Minister of Finance, which provide the conditions for so doing. We believe that we meet and will continue to meet, the necessary conditions and as such, will continue to measure our results for tax purposes based on the U.S. dollar/NIS exchange rate.

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

Taxation of Non-Israeli Residents

        Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE provided such gains did not derive from a permanent establishment of such shareholders in Israel. Non-Israeli residents are also exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock market outside of Israel, provided such shareholders did not acquire their shares prior to the issuer’s initial public offering (in which case a partial exemption may be available), that the gains did not derive from a permanent establishment of such shareholders in Israel and that such shareholders are not subject to the Inflationary Adjustments Law. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Taxation of Israeli Residents

        Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends) or stock dividends, which is withheld at the source at the rate of 20%, or 25% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution. A different rate may apply to dividends paid on shares deriving from the exercise of stock options or other equity based awards granted as compensation to our employees or officers. Dividends paid from income derived from our Approved or Privileged Enterprises are subject to withholding at the rate of 15%, although we cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

Taxation of Non-Israeli Residents

        Non-residents of Israel, both companies and individuals, are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, at the aforementioned rates applicable to Israeli residents, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

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

Foreign Currency Risk

        We conduct our business primarily in U.S. dollars but also in the currencies of the United Kingdom, Canada, the European Union and Israel as well as other currencies. Thus, we are exposed to foreign exchange movements, primarily in UK, European and Israeli currencies. We monitor foreign currency exposure and, from time to time, may use various instruments to preserve the value of sales transactions and commitments; however, this cannot assure our protection against risks of currency fluctuations. For more information regarding foreign currency related risks, please refer to “General Business Risks Relating to Our Business and Market,” on page 3. We use currency forward contracts together with currency options to hedge payments in NIS. These transactions constitute a future cash flow hedge. As of December 31, 2008, we had outstanding forward contracts and currency options in the total amount of $55.5 million. These transactions were for a nine month period.

Interest Rate Risk

        Our exposure to market risk for changes in interest rates relates primarily to our investment in marketable securities and deposits. Our marketable securities portfolio is invested in investment-grade corporate bonds, U.S. federal agency securities and U.S. treasury bills, treasury notes and structured notes. As of December 31, 2008, 65% of our portfolio was in such securities.

        The decline in interest rates due to the global credit crisis has a direct effect on our interest income and our ability to maintain our portfolio’s yield level in line with prior years. In a market environment of declining interest rates, we are likely to reinvest the redeemed proceeds from our called or matured marketable securities in lower yielding investments. Conversely, an increase in market interest rates could also have an adverse effect on the value of our investment portfolio, for example, by decreasing the fair values of the fixed income securities that comprise a substantial majority of our investment portfolio.

        We invest in dollar deposits with U.S. banks, European banks and money market funds. As of December 31, 2008, 34% of our portfolio was in such deposits. Since these investments are for short periods, interest income is sensitive to changes in interest rates. The fair value of our long and short term securities is based upon their market values as of December 31, 2008.

        The average duration of the portfolio, as of December 31, 2008, is 1.26 years. The securities in our portfolio are rated at the least as A- according to Standard and Poor’s rating or A3, according to Moody’s rating. Securities representing 32% of the portfolio are rated as AAA; securities representing 37% of the portfolio are rated as AA; securities representing 30% of the portfolio are rated as A; and securities representing 1% of the portfolio are rated as BBB, after being down graded during 2008.

        Other risks and uncertainties that could affect actual results and outcomes are described in Item 3, “Key Information – Risk Factors.”

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

        Our management assessed our internal control over financial reporting as of December 31, 2008. Our management based its assessment on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that, as of December 31, 2008, our internal control over financial reporting is effective.

Attestation Report of the Independent Registered Public Accounting Firm

        Our independent registered public accounting firm, Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global independently assessed the effectiveness of the company’s internal control over financial reporting and has issued an attestation report, which is included under Item 18 on page F-3 of this annual report.

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

        We have adopted a Code of Ethics that applies to our principal executive and financial officers, and that also applies to all of our employees. The Code of Ethics is publicly available on our website at www.nice.com. Written copies are available upon request. If we make any substantive amendments to the Code of Ethics or grant any waiver from a provision of this code to our chief executive officer, principal financial officer or corporate controller, we will disclose the nature of such amendment or waiver on our website.

Item 16C.	Principal Accountant Fees and Services.

Fees Paid to Independent Auditors

        Fees billed or expected to be billed by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, and other members of Ernst & Young Global for professional services for each of the last two fiscal years were as follows:

Services Rendered	2007 Fees	2008 Fees

Audit (1)	$1,235,000	$799,000
Audit-related (2)	$347,000	$78,000
Tax (3)	$320,000	$172,000
Total	$1,902,000	$1,049,000

(1)	Audit fees are for audit services for each of the years shown in this table, including fees associated with the annual audit for 2008 (including audit in accordance with section 404 of the Sarbanes-Oxley act) and certain procedures regarding our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits.

(2)	Audit-related fees relate to assurance and associated services that traditionally are performed by the independent auditor, including: accounting consultation and consultation concerning financial accounting, reporting standards and government approvals and due diligence investigations.

(3)	Tax fees are for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee benefits.

Policies and Procedures

        Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our external auditors – Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The policy, which is designed to assure that such services do not impair the independence of our auditors, requires pre-approval from the audit committee on an annual basis for the various audit and non-audit services that may be performed by our auditors. If a type of service, that is to be provided by our auditors, has not received such general pre-approval, it will require specific pre-approval by our audit committee. Any proposed services exceeding pre-approved cost levels or budgeted amounts will also require specific pre-approval by our audit committee. The policy prohibits retention of the independent auditors to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public auditors.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

        Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

        None.

Item 16F.	Change in Registrant’s Certifying Accountant.

        Not applicable.

Item 16G.	Corporate Governance.

        We follow the Companies Law, the relevant provisions of which are summarized in this annual report, rather than comply with the NASDAQ requirements relating to: (i) the quorum for shareholder meetings, as described in “Item 10 – Additional Information – Memorandum and Articles of Association – Meetings of Shareholders”; (ii) shareholder approval with respect to issuance of securities under equity based compensation plans, as described in “Item 10 – Additional Information – Memorandum and Articles of Association – Approval of Certain Transactions”; and (iii) sending annual reports to shareholders, as described in “Item 10 – Additional Information – Documents on Display.”

PART III

Item 17.	Financial Statements.

        Not Applicable.

Item 18.	Financial Statements.

        See pages F-1 through F-57 of this annual report attached hereto.

Item 19.	Exhibits.

Exhibit No.	Description

1.1	Amended and Restated Memorandum of Association, as approved on December 21, 2006 (English translation) (filed as Exhibit 1.1 to NICE-Systems Ltd.'s Annual Report on Form 20-F filed with the Commission on June 13, 2006, and incorporated herein by reference).

1.2	Amended and Restated Articles of Association, as approved on December 21, 2006 (filed as Exhibit 1.2 to NICE-Systems Ltd.'s Annual Report on Form 20-F filed with the Commission on June 13, 2006, and incorporated herein by reference).

2.1	Form of Share Certificate (filed as Exhibit 4.1 to Amendment No. 1 to NICE-Systems Ltd.'s Registration Statement on Form F-1 (Registration No. 333-99640) filed with the Commission on December 29, 1995, and incorporated herein by reference).

2.2	Form of Deposit Agreement including Form of ADR Certificate (filed as Exhibit A to NICE-Systems Ltd.'s Registration Statement on Form F-6 (Registration No. 333-157371) filed with the Commission on February 17, 2009, and incorporated herein by reference).

4.1	Manufacturing Outsourcing Agreement dated January 21, 2002 by and among NICE-Systems Ltd. and Flextronics Israel Ltd. (filed as Exhibit 4.5 to NICE-Systems Ltd.'s Annual Report on Form 20-F filed with the Commission on June 26, 2003, and incorporated herein by reference).

4.2	Share Purchase Agreement, dated as of November 17, 2005, between certain shareholders of FAST Video Security AG and NICE-Systems Ltd. (filed as Exhibit 4.9 to NICE-Systems Ltd.‘s Annual Report on Form 20-F filed with the Commission on May 17, 2006, and incorporated herein by reference).

4.3	Agreement and Plan of Merger, dated as of July 2, 2007, among Actimize Ltd., Nemo Acquisitions Ltd. and NICE-Systems Ltd. (filed as Exhibit 99.2 to NICE-Systems Ltd.'s Report on Form 6-K filed with the Commission on August 30, 2007, and incorporated herein by reference).

4.4	NICE Systems Ltd. 1995 Stock Option Plan (filed as Exhibit 99.1 to NICE-Systems Ltd.'s Registration Statement on Form S-8 (Registration No. 333-9350) filed with the Commission on September 1, 1995, and incorporated herein by reference).

4.5	NICE Systems Ltd. 2003 Stock Option Plan, as amended.

4.6	NICE Systems Ltd. Amended and Restated 1999 Employee Stock Purchase Plan (filed as Exhibit 4 to NICE-System Ltd.'s Registration Statement on Form S-8 (Registration No. 333-111113) filed with the Commission on May 22, 2006, and incorporated herein by reference).

4.7	Actimize Ltd. 2003 Omnibus Stock Option and Restricted Stock Incentive Plan (filed as Exhibit 4.4 to NICE-System Ltd.'s Registration Statement on Form S-8 (Registration No. 333-145981) filed with the Commission on September 11, 2007, and incorporated herein by reference).

4.8	NICE Systems Ltd. 2008 Share Incentive Plan, as amended.

8.1	List of significant subsidiaries.

10.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global.

12.1	Certification by the Chief Executive Officer of NICE-Systems Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act 2002.

12.2	Certification by the Chief Financial Officer of NICE-Systems Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by the Chief Executive Officer of NICE-Systems Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by the Chief Financial Officer of NICE-Systems Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel
Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

NICE SYSTEMS LTD.

          We have audited the accompanying consolidated balance sheets of NICE Systems Ltd. and subsidiaries (“the Company”) as of December 31, 2007 and 2008, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2007 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States.

          We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 5, 2009 expressed an unqualified opinion thereon.

Tel-Aviv, Israel April 5, 2009	/s/ KOST, FORER, GABBAY & KASIERER —————————————— KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

NICE SYSTEMS LTD. AND SUBSIDIARIES

Kost Forer Gabbay & Kasierer
3 Aminadav St.
Tel-Aviv 67067, Israel

Tel: 972 (3)6232525
Fax: 972 (3)5622555
www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

NICE SYSTEMS LTD.

          We have audited NICE Systems Ltd.’s (“NICE” or the “Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). NICE’s management is responsible for maintaining effective internal control over financial reporting included in the accompanying Management’s Annual Report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s Internal Control over Financial Reporting based on our audit.

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

          In our opinion, NICE maintained in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

          We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of NICE and subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008 and our report dated April 5, 2009 expressed an unqualified opinion thereon.

Tel-Aviv, Israel April 5, 2009	/s/ KOST, FORER, GABBAY & KASIERER —————————————— KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2007	2008

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$116,619	$144,376
Short-term bank deposits	39,233	65,003
Marketable securities	84,089	121,069
Trade receivables (net of allowance for doubtful accounts of $5,239 and $6,308 at December 31, 2007 and 2008, respectively)	101,977	104,115
Other receivables and prepaid expenses	20,749	23,697
Inventories	11,835	11,500
Deferred tax assets	8,258	8,400

Total current assets	382,760	478,160

LONG-TERM ASSETS:
Marketable securities	158,260	170,923
Other long-term assets	27,088	25,322
Property and equipment, net	18,655	23,394
Other intangible assets, net	162,315	145,402
Goodwill	443,256	445,504

Total long-term assets	809,574	810,545

Total assets	$1,192,334	$1,288,705

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,

	2007	2008

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$21,792	$23,060
Accrued expenses and other liabilities	208,085	237,589

Total current liabilities	229,877	260,649

LONG-TERM LIABILITIES:
Accrued severance pay	16,431	19,928
Deferred tax liabilities	41,764	37,060
Other long-term liabilities	468	246

Total long-term liabilities	58,663	57,234

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Share capital-
Ordinary shares of NIS 1 par value:
Authorized: 125,000,000 at December 31, 2007 and 2008; Issued and outstanding: 59,412,812 and 60,667,712 shares at December 31, 2007 and 2008, respectively;	14,801	15,157
Additional paid-in capital	811,250	853,226
Accumulated other comprehensive income (loss)	13,068	(1,343)
Retained earnings	64,675	103,782

Total shareholders’ equity	903,794	970,822

Total liabilities and shareholders’ equity	$1,192,334	$1,288,705

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,

	2006	2007	2008

Revenues:
Products	$261,098	$316,888	$351,680
Services	148,546	200,486	272,482

Total revenues	409,644	517,374	624,162

Cost of revenues:
Products	84,675	89,373	95,861
Services	89,539	116,969	142,885

Total cost of revenues	174,214	206,342	238,746

Gross profit	235,430	311,032	385,416

Operating expenses:
Research and development, net	44,880	59,632	78,445
Selling and marketing	95,190	120,592	147,879
General and administrative	60,463	85,089	97,378
Amortization of acquired intangibles	4,918	9,175	14,493
In process research and development write-off	12,882	3,710	–
Settlement and related expenses	–	–	9,870

Total operating expenses	218,333	278,198	348,065

Operating income	17,097	32,834	37,351
Financial income and other, net	13,895	14,800	11,236

Income before taxes on income	30,992	47,634	48,587
Taxes on income	8,591	10,254	9,480

Net income	$22,401	$37,380	$39,107

Net earnings per share:

Basic	$0.45	$0.69	$0.65

Diluted	$0.43	$0.67	$0.64

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total comprehensive income	Total shareholders’ equity

Balance as of January 1, 2006	$6,772	$473,203	$2,996	$4,070		$487,041

Issuance of shares of ESPP	2	227	–	–		229
Exercise of share options	510	37,187	–	–		37,697
Stock-based compensation	–	12,571	–	–		12,571
Tax benefit in respect of offering expenses	–	(585)	–	–		(585)
Excess tax benefit from share based payment arrangements	–	5,733	–	–		5,733
Stock split effected as stock dividend	5,470	(5,470)	–	–		–
Comprehensive income:
Foreign currency translation adjustments	–	–	4,463	–	$4,463	4,463
Unrealized gains on derivative instruments, net	–	–	24	–	24	24
Net income	–	–	–	22,401	22,401	22,401

Total comprehensive income					$26,888

Balance as of December 31, 2006	12,754	522,866	7,483	26,471		569,574

Issuance of shares upon public offering, net	1,283	179,546	–	–		180,829
Issuance of shares of ESPP	4	495	–	–		499
Exercise of share options	393	19,406	–	–		19,799
Stock-based compensation	–	23,666	–	–		23,666
Tax benefit in respect of offering expenses	–	10	–	–		10
Excess tax benefit from share based payment arrangements	–	4,945	–	–		4,945
Issuance of shares and options for the acquisition of Actimize	365	60,272	–	–		60,637
Restricted shares vesting in respect of Actimize acquisition	2	44	–	–		46
FIN 48 opening balance adjustment	–	–	–	824		824
Comprehensive income:
Foreign currency translation adjustments	–	–	5,175	–	$5,175	5,175
Unrealized gains on derivative instruments, net	–	–	410	–	410	410
Net income	–	–	–	37,380	37,380	37,380

Total comprehensive income					$42,965

Balance as of December 31, 2007	14,801	811,250	13,068	64,675		903,794

NICE SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total comprehensive income	Total shareholders’ equity

Balance as of December 31, 2007	$14,801	$811,250	$13,068	$64,675		$903,794

Issuance of shares of ESPP	5	526				531
Exercise of share options	290	14,430				14,720
Stock-based compensation		25,321				25,321
Tax benefit in respect of offering expenses		892				892
Excess tax benefit from share based payment arrangements		638				638
Restricted shares vesting in respect of Actimize acquisition	61	169				230
Comprehensive income:
Foreign currency translation adjustments			(14,405)		$(14,405)	(14,405)
Unrealized gains on marketable securities, net			1,432		1,432	1,432
Unrealized losses on derivative instruments, net			(1,438)		(1,438)	(1,438)
Net income				39,107	39,107	39,107

Total comprehensive income					$24,696

Balance as of December 31, 2008	$15,157	$853,226	$(1,343)	$103,782		$970,822

Accumulated unrealized gains on marketable securities, net			$1,432
Accumulated unrealized losses on derivative instruments, net			(956)
Accumulated foreign currency translation adjustments			(1,819)

Accumulated other comprehensive loss as of December 31, 2008			$(1,343)

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2006	2007	2008

Cash flows from operating activities:

Net income	$22,401	$37,380	$39,107

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	21,919	30,926	42,740
Stock-based compensation	12,571	23,666	25,321
Excess tax benefit from share-based payments arrangements	(5,733)	(4,945)	(638)
In-process research and development write-off	12,882	3,710	–
Accrued severance pay, net	751	632	1,506
Amortization of premium (accretion of discount) and accrued interest on marketable securities	278	(252)	1,504
Loss on marketable securities sold, called or impaired	–	257	4,924
Deferred taxes, net	(3,707)	(5,231)	(5,554)
Increase in trade receivables	(6,772)	(15,224)	(232)
Increase in other receivables and prepaid expenses	(1,897)	(9,623)	(1,450)
Decrease in inventories	5,376	7,579	300
Increase (decrease) in trade payables	1,435	(2,982)	189
Increase in accrued expenses and other liabilities	27,991	51,933	28,352
Other	80	418	(359)

Net cash provided by operating activities	87,575	118,244	135,710

Cash flows from investing activities:

Purchase of property and equipment	(8,111)	(10,947)	(15,454)
Proceeds from sale of property and equipment	76	58	20
Investment in marketable securities	(217,655)	(208,590)	(231,057)
Proceeds from maturity of marketable securities	142,209	170,945	64,725
Proceeds from sale and call of marketable securities	3,000	30,100	111,826
Investment in short-term bank deposits	(117)	(39,131)	(64,448)
Proceeds from short-term bank deposits	99	139	39,095

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2006	2007	2008

Cash flows from investing activities (cont.):

Payment for the acquisition of FAST (a)	$(21,320)	$(4,975)	$(1,229)
Payment for the acquisition of Performix (b)	(13,800)	–	–
Payment for the acquisition of IEX (c)	(203,162)	(1,500)	–
Payment for the acquisition of Actimize (d)	–	(210,540)	(1,633)
Refund (payment) for other acquisitions	1,500	(500)	(18,773)
Decrease in accrued acquisition costs	(15)	(83)	(44)
Capitalization of software development costs	(1,225)	(962)	(1,278)
Purchase of intangible asset	–	–	(3,533)
Received upon the realization of investment in an affiliate	–	–	964
Other	83	–	–

Net cash used in investing activities	(318,438)	(275,986)	(120,819)

Cash flows from financing activities:

Proceeds from issuance of shares upon public offering, net	–	180,934	–
Proceeds from issuance of shares upon exercise of options and ESPP, net	38,987	20,273	15,282
Receipt of short-term bank loan	–	120,000	–
Repayment of short-term bank loan	–	(120,000)	–
Excess tax benefit from share-based payments arrangements	5,733	4,945	638
Decrease in accrued offering expenses	(273)	–	–
Decrease in short-term bank credit assumed in the acquisition of FAST	(785)	–	–

Net cash provided by financing activities	43,662	206,152	15,920

Effect of exchange rate changes on cash	(390)	844	(3,054)

Increase (decrease) in cash and cash equivalents	(187,591)	49,254	27,757
Cash and cash equivalents at the beginning of the year	254,956	67,365	116,619

Cash and cash equivalents at the end of the year	$67,365	$116,619	$144,376

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Income taxes	$1,407	$2,199	$2,499

Interest	$40	$668	$52

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,

		2006	2007	2008

(a)	Payment for the acquisition of FAST:

	Estimated fair value of assets acquired and liabilities assumed at the acquisition date:

	Working capital deficiency (excluding cash and cash equivalents)	$(5)	$–	$–
	Property and equipment	256	–	–
	In-process research and development	212	–	–
	Other intangible assets	11,753	–	–
	Goodwill	17,042	–	–
	Long-term deferred tax liability	(1,449)	–	–

		27,809	–	–
	Less – decrease in deferred acquisition costs	(256)	–	–
	Add (less) – earn out payment (accrued earn out payment)	(6,233)	4,975	1,229

		$21,320	$4,975	$1,229

(b)	Payment for the acquisition of Performix:

	Estimated fair value of assets acquired and liabilities assumed at the acquisition date:

	Working capital deficiency (excluding cash and cash equivalents)	$(2,800)
	Property and equipment	360
	Other intangible assets	8,060
	Goodwill	8,292
	Long-term deferred tax liability	(24)

		13,888
	Less - accrued acquisition costs	(88)

		$13,800

(c)	Payment for the acquisition of IEX:

	Estimated fair value of assets acquired and liabilities assumed at the acquisition date:

	Working capital deficiency (excluding cash and cash equivalents)	$1,687	(149)
	Property and equipment	315	–
	In-process research and development	12,670	–
	Other intangible assets	78,170	–
	Goodwill	140,900	149
	Long-term deferred tax liabilities	(28,909)	–

		204,833	–
	Payment (provision) on account of purchase price	(1,671)	1,500

		$203,162	$1,500

The accompanying notes are an integral part of the financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,

		2006	2007	2008

(d)	Payment for the acquisition of Actimize:

	Estimated fair value of assets acquired and liabilities assumed at the acquisition date:

	Working capital deficiency (excluding cash and cash equivalents)		$(8,919)	$–
	Property and equipment		622	–
	Severance pay fund		324	–
	Long-term other receivables and prepaid expenses		332	–
	In-process research and development		3,710	–
	Other intangible assets		71,300	–
	Goodwill		219,543	–
	Long-term deferred tax liabilities		(13,028)	–
	Other long-term liabilities		(854)	–

			273,030	–
	Add (less) – (accrued) acquisition costs		(1,853)	1,633
	Less - amount acquired by issuance of shares and options, net of issuance expenses		(60,637)	–

			$210,540	$1,633

(e)	Non-cash activities:

	Tax benefit on offering expenses	$(585)	$10	$892

	Accrued offering expenses	$–	$105	$–

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

	a.	General:

NICE Systems Ltd. (“NICE”) and subsidiaries (collectively - “the Company”) is a leading provider of solutions that capture, manage and analyze unstructured multimedia content and transactional data enabling companies and public organizations to comply with internal and governmental regulations, enhance business and operational performance, address security threats and behave in a proactive manner. Unstructured multimedia content includes phone calls to contact centers, trading floors, branches, home agents and back offices and emergency services and first responders, video captured by closed circuit cameras, radio communications between emergency services’ and first responders’ personnel, internet sessions, email and instant messaging and converged multimedia solutions for command and control centers. The Company’s solutions include integrated, scalable, multimedia recording platforms, software applications and related professional services. These solutions address critical business processes and risk management, compliance procedures and security needs of companies and public organizations. The Company’s solutions facilitate faster decision-making and near real-time action, improving business and employee performance, reducing exposure to operational risk such as fraud and compliance and anti-money laundering, and enhancing security and public safety.

The Company’s customers use its systems in a variety of enterprises, such as financial services, telecommunications, health-care, outsourcers, retail, service providers and utilities. The Company’s security solutions are primarily focused on homeland security and first responder organizations, transportation organizations, and the public and private sectors.

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

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

	b.	Acquisitions:

		1.	Acquisition of FAST Video Security AG (“FAST”):

On January 4, 2006, the Company consummated an agreement to acquire all of the outstanding shares of FAST, a Switzerland-based developer of innovative video systems for security and surveillance purposes. Under the agreement, the Company acquired FAST for $21,650 in cash (including acquisition costs), with potential earn out based on performance milestones amounting to a maximum of $12,000 payable based on certain financial performance criteria covering years 2006 and 2008 (of which $7,000 in respect of 2006 and $5,000 in respect of 2008).

During the fourth quarter of 2006 the Company estimated that an additional consideration for earn out in the amount of approximately $6,200 would be paid by the Company on account of 2006 earn out; accordingly, the Company recorded additional goodwill in this amount. See also Note 11(c)(6). FAST did not meet the financial performance criteria with respect to 2008; accordingly no additional payment will be made and no additional goodwill will be recorded for 2008 earn out.

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

The $212 assigned to in-process research and development was written off at the acquisition date in accordance with FASB Interpretation (“FIN”) No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method”.

Trademarks, core technology and customer relationships in the amount of $11,753 are amortized at an annual weighted average rate of 20%.

2.	Acquisition of Performix:

On May 22, 2006, the Company consummated an agreement to acquire all of the outstanding shares of Performix Software Limited and to acquire the assets and assume certain liabilities of Performix Holdings Inc. and its subsidiaries (collectively “Performix”). Under the agreement, the Company acquired Performix for a total purchase price of $13,910 in cash (including acquisition costs). According to the agreement the purchase price may increase by up to an additional $3,150 based on certain performance criteria for the twelve month period ending July 1, 2007. Since the performance criteria have not been met, no additional payment was made in 2007.

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

Trade name, core technology, customer relationships and distribution network in the amount of $8,060 are amortized at an annual weighted average rate of 26%.

3.	Acquisition of IEX:

On July 7, 2006, the Company consummated an agreement to acquire all of the outstanding shares of IEX Corporation (“IEX”), a worldwide provider of contact center workforce management solutions. Under the agreement, the Company acquired the shares of IEX, a wholly owned subsidiary of Tekelec, for approximately $204,900 in cash (including acquisition costs).

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

The $12,670 assigned to in-process research and development was written off at the acquisition date in accordance with FASB Interpretation (“FIN”) No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method”.

Trade name, core technology and customer relationships in the amount of $78,170 are amortized at an annual weighted average rate of 12%.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

	4.	Acquisition of Actimize Ltd. (“Actimize”):

On August 30, 2007, the Company consummated an agreement to acquire all of the outstanding shares of Actimize Ltd. (“Actimize”), a leading provider of transactional risk management software for the financial services industry, for an aggregate consideration of $281,111. The total purchase price of Actimize was composed of the following:

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

**)

Represents the fair value of the vested portion of 987,104 options and restricted shares of Nice granted upon consummation of the acquisition to the holders of partially vested NICE options and restricted shares of Actimize originally granted under Actimize’s 2003 Omnibus Stock Option and Restricted Stock Incentive Plan. The fair value of these options was determined using a Black-Scholes-Merton valuation model with the following assumptions: expected life of 0-4 years, risk-free interest rate of 4.85%-4.99%, expected volatility of 30.7%-35.8% and no dividend yield. The fair value of the vested portion of the options is included herein as part of the total purchase price.

***)	Acquisition related transaction costs include investment banking fees, legal and accounting fees and other external costs directly related to the acquisition.

On August 29, 2007, to finance a portion of the cash consideration for the Actimize acquisition, the Company entered into an unsecured loan agreement and a letter of undertaking with a bank, which provide for a term loan of $120,000, originally repayable in one installment on February 29, 2008. The loan bore interest payable monthly, at an annual rate of LIBOR plus a margin of 0.45%. On September 28, 2007, the Company repaid the loan.

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

The $3,710 assigned to in-process research and development was written off at the acquisition date in accordance with FASB Interpretation (“FIN”) No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method”.

Trade name, core technology and customer relationships in the amount of $71,300 are amortized at an annual weighted average rate of 19%.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

	5.	Acquisition of Quality Plus Group Ltd. (“QPC”):

On April 8, 2008, the Company acquired certain assets, shares and business from Quality Plus Group Ltd., a UK-based value-added distributor of NICE’s contact center solutions, and its affiliates (“QPC”) for $12,587 in cash (including acquisition costs). The business acquired includes the sale, distribution, service, support, maintenance and development of workforce management solutions and associated services as conducted by QPC in the UK, Sweden and Australia. With the acquisition of QPC, the Company expanded its customer base and presence in the UK, Sweden and Australia and expanded and strengthened the Company’s support organization in these regions. The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of QPC. The results of the QPC operations have been included in the consolidated financial statements since April 8, 2008 (“the consummation date”). The Company recorded customer relationships and goodwill in the amounts of $12,000 and $5,524, respectively.

	6.	Acquisition of certain assets and liabilities of AVT:

On April 28, 2008, the Company completed the acquisition of certain assets of AVT Systems Limited, for $6,186 in cash (including acquisition costs). The business acquired includes the sale, distribution, service, maintenance and support of NICE voice recording solutions (hardware and software and associated services) in the United Kingdom. With the acquisition of AVT, the Company expanded its customer base and presence in the UK financial sector and expanded and strengthened the Company’s support organization in the UK. The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of AVT. The results of the AVT operations have been included in the consolidated financial statements since April 28, 2008 (“the consummation date”). The Company recorded customer relationships and goodwill in the amounts of $3,838 and $3,478, respectively.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

	7.	Unaudited pro forma condensed results of operations:

The following represents the unaudited pro forma condensed results of operations for the year ended December 31, 2007 assuming that the acquisition of Actimize occurred on January 1, 2007. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred had the acquisitions been consummated on those dates, nor does it purport to represent the results of operations for future periods. The 2008 acquisitions were immaterial; therefore no pro forma was presented for the year ended December 31, 2008.

In-process research and development write offs in respect of the acquisition of Actimize was not included in the pro forma condensed results of operation since it is a non-recurring charge.

Year ended December 31,

2007

Unaudited

Revenues	$537,467

Net income	$15,436

Basic net earnings per share	$0.28

Diluted net earnings per share	$0.27

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).

	a.	Use of estimates:

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

Cash equivalents are short-term unrestricted highly liquid investments that are readily convertible into cash, with original maturities of three months or less from acquisition date.

	e.	Short-term bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such short-term bank deposits are stated at cost.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	f.	Marketable securities:

The Company accounts for investments in debt securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date.

In the third quarter of 2008, the Company reclassified its investments in marketable securities from the held to maturity category into the available-for-sale category.

Marketable securities classified as “available-for-sale” are carried at fair value, based on quoted market prices. Unrealized gains and losses are reported in a separate component of shareholders’ equity in accumulated other comprehensive income (loss). Gains and losses are recognized when realized, on a specific identification basis, in the Company’s consolidated statements of income.

Prior to the third quarter of 2008, debt securities were classified as held-to-maturity as the Company previously had the intent and ability to hold the securities to maturity and were stated at amortized cost.

The cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, accretion, decline in value judged to be other-than- temporary, and interest are included in financial income or expenses, as appropriate.

Interest income resulting from investments in structured notes is accounted for under the provision of EITF No. 96-12, “Recognition of Interest Income and Balance Sheet Classification of Structured Notes”. Under Emerging Issues Task Force (“EITF”) No. 96-12, the retrospective interest method is used for recognizing interest income.

In accordance with the Company’s policy and FASB Staff Position (“FSP”) Nos. SFAS 115-1 (FSP 115-1) and SFAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, the Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than the cost basis, the credit ratings of the securities and the financial condition and near-term prospects of the issuers.

	g.	Inventories:

Inventories are stated at the lower of cost or market value. The cost of raw materials is determined by the “average cost” method, and the cost of finished goods on the basis of costs charged by third party manufacturer.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Inventory provisions are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, and discontinued products and for market prices lower than cost. At the point of the loss recognition, a new lower cost basis for that inventory is established. In addition, the Company records a liability for firm non-cancelable and unconditional purchase commitments with contract manufacturers for quantities in excess of the Company’s future demands forecast consistent with its valuation of excess and obsolete inventory. Inventory provisions for 2006, 2007 and 2008 were $5,095, $2,716 and $130 respectively, and have been included in cost of revenues.

	h.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	6 - 15

Leasehold improvements are amortized by the straight-line method over the term of the lease (including option terms) or the estimated useful life of the improvements, whichever is shorter.

i.	Other intangible assets, net:

Intangible assets are amortized over their estimated useful lives using the straight-line method, at the following annual rates:

Weighted average %

Capitalized software development costs (see n)	33
Core technology	17
Trademarks	20
Customer relationships and distribution network	12

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	j.	Impairment of long-lived assets:

The Company’s long-lived assets and identifiable intangibles that are subject to amortization are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. In 2006, 2007 and 2008, no impairment indicators have been identified.

	k.	Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under SFAS No. 142, goodwill is not amortized, but rather is subject to an annual impairment test.

SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. The Company operates in four operating segments, and these segments comprise its reporting units. Fair value is determined using discounted cash flows. Significant estimates used in the fair value methodologies include estimates of future cash flows, future growth rates and the weighted average cost of capital of the reporting units. The Company performed annual impairment tests during the fourth quarter of 2006, 2007 and 2008 and did not identify any impairment losses.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	l.	Revenue recognition:

The Company generates revenues from sales of products, which include hardware and software, software licensing, professional services and maintenance. Professional services include mainly installation, project management and training. The Company sells its products indirectly through a global network of distributors, system integrators and strategic partners, all of whom are considered end-users, and through its direct sales force.

Revenues from sales of product and software licensing are recognized when all criteria outlined in Statement of Position (“SOP”) No. 97-2, “Software Revenue Recognition” (as amended by SOP No. 98-9) are met. Revenue from products and software licensing is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable.

Revenues from maintenance and professional services are recognized ratably over the contractual period or as services are performed, respectively.

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

The Company’s policy for establishing VSOE of fair value of maintenance services is based on the price charged when the maintenance is sold separately i.e. based on the renewal activity for the installed base of the Company. Establishment of VSOE of fair value of installation and training services is based on the price charged when these elements are sold separately. VSOE of fair value of project management services is established based on a price per day which is similar to price per day charged for installation services.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from fixed price contracts that require significant customization, integration and installation are recognized based on SOP No. 81-1 “Accounting for Performance of Construction–Type and Certain Production–Type Contracts” using the percentage-of-completion method of accounting based on the ratio of hours incurred to date to the total estimated hours of the contract. The amount of revenue recognized is based on the total fees under the license agreement and the percentage of completion achieved. The revenues from such arrangements are allocated between products and services revenues to reflect the portion of each revenue source separately. Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of similar contracts and are reviewed and updated regularly by management. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contact. As of December 31, 2008, no such estimated losses were identified.

The Company maintains a provision for product returns in accordance with SFAS No. 48, “Revenue Recognition When Right of Return Exists”. The provision is estimated based on the Company’s past experience and is deducted from revenues. As of December 31, 2006, 2007 and 2008 provision for product returns amounted $1,975, $2,823 and $2,833, respectively.

Deferred revenues include advances and payments received from customers, for which revenue has not yet been recognized.

	m.	Research and development costs:

Research and development costs (net of grants) incurred in the process of software production before establishment of technological feasibility are charged to expenses as incurred. Costs of the production of a product master incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”. Based on the Company’s product development process, technological feasibility is established upon completion of a detailed program design.

Costs incurred by the Company between completion of the detailed program design and the point at which the product is ready for general release, have been capitalized.

Capitalized software development costs are amortized commencing with general product release by the straight-line method over the estimated useful life of the software product.

	n.	Income taxes:

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

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement.

The Company has decided to classify interest as financial expenses and penalties as general and administrative expenses. The Company’s policy for interest and penalties related to income tax exposures was not impacted as a result of the adoption of the recognition and measurement provisions of FIN No. 48.

As a result of the implementation of FIN No. 48, the Company recognized a $824 decrease in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of retained earnings.

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

The Company’s cash and cash equivalents and short-term bank deposits are invested in deposits mainly in dollars with major international banks. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions.

The Company’s trade receivables are derived from sales to customers located primarily in North America, EMEA and the Far East. The Company performs ongoing credit evaluations of its customers and obtains letter of credit and bank guarantees for certain receivables. Additionally, the Company insures certain of its receivables with a credit insurance company. A general allowance for doubtful accounts is provided, based on the length of time the receivables are past due, and for specific debts that the Company has determined to be doubtful of collection. The Allowance for doubtful accounts expenses were $(254), $2,532 and $7,782 for the years 2006, 2007 and 2008, respectively and has being included in general and administrative expenses.

The Company’s marketable securities include investment in U.S. corporate debentures, U.S. government debentures and structured notes. The Company’s investment policy limits the amount the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations. As a result of the recent turmoil in capital markets, the Company has tightened its control and monitoring over its marketable securities portfolio in order to minimize potential risks stemming from current capital markets environment.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company entered into forward contracts and option strategies (together: “derivative instruments”) intended to protect against the increase in value of forecasted non-dollar currency cash flows. The derivative instruments hedge portion of the Company’s non-dollar currency exposure (see 2(w) below).

	q.	Severance pay:

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

The deposited funds include profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies.

Severance pay expense for 2006, 2007 and 2008 amounted to $4,305, $5,680 and $7,822, respectively.

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 6%, but generally not greater than $15 per year, (for certain employees over 50 years of age the maximum contribution is $20 per year) of their annual compensation to the plan through salary deferrals, subject to IRS limits. The Company matches 50% of employee contributions to the plan up to a limit of 6% of their eligible compensation. In the years 2006, 2007, and 2008 the Company recorded an expense for matching contributions in the amount of $1,176, $1,769 and $2,154, respectively.

	r.	Basic and diluted net earnings per share:

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

The weighted average number of shares related to outstanding anti-dilutive options and restricted shares excluded from the calculations of diluted net earnings per share was 705,589, 1,817,895 and 3,133,816 for the years 2006, 2007 and 2008, respectively.

	s.	Accounting for Stock-based compensation:

The Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company recognizes compensation expenses for the value of its awards, which have graded vesting, based on the accelerated attribution method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model and values restricted stock based on the market value of the underlying shares at the date of grant. This option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. Federal Reserve zero-coupon bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

	t.	Fair value of financial instruments:

The Company adopted the provisions of SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”) effective January 1, 2008. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

•

Level 1–Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

		•	Level 2–Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
		•	Level 3–Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment and the investments are categorizes as Level 3.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s marketable securities trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency and accordingly are categorized as Level 2.

Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The following table presents assets and liabilities measured at fair value on a recurring basis at December 31, 2008:

	Fair value measurements using input type

	Level 1	Level 2	Level 3	Total

Marketable securities:
Corporate debentures	$–	$180,774	$–	$180,774
US Treasuries	–	88,530	–	88,530
U.S. government agency debentures	–	18,688	–	18,688
Structured notes	–	4,000	–	4,000
Foreign currency derivative contracts	–	(956)	–	(956)

Total Financials Assets	$–	$291,036	$–	$291,036

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, short term bank deposits, trade receivables and trade payables approximate their fair value due to the short-term maturities of such instruments.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	u.	Legal contingencies:

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

	v.	Advertising expenses:

Advertising expenses are charged to expense as incurred. Advertising expenses for the years 2006, 2007 and 2008 were $5,918, $6,479 and $8,047, respectively.

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

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the line item associated with the hedged transaction in the period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in financial income/expense in the period of change.

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

At December 31, 2008, the Company expects to reclassify $956 of net losses on derivative instruments from accumulated other comprehensive loss to earnings during the next twelve months.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	x.	New accounting pronouncements:

In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), to delay the effective date of FASB Statement 157 for one year for certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually).  For purposes of applying the FSP 157-2, nonfinancial assets and nonfinancial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or a financial liability in FASB Statement 159. FSP 157-2 defers the effective date of Statement No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP 157-2. The Company does not expect the adoption of FSP 157-2 to have a material impact on its financial position, results of operations or cash flows.

In March 2008, the FASB issued Statement 161 “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”) an amendment to FASB No. 133.  This statement changes the disclosure requirements for derivative instruments and hedging activities.  Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  Early application is encouraged.  The Company does not expect the adoption of SFAS 161 to have a material impact on its financial position, results of operations or cash flows.

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

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of FSP 142-3 will have a material impact on the Company’s financial position, results of operations or cash flows.

EITF Issue No. 08-7, “Defensive Intangible Assets” (“EITF 08-7”), requires an acquiring entity to account defensive intangible assets as a separate unit of accounting. Defensive intangible assets should not be included as part of the cost of the acquirer’s existing intangible assets because the defensive intangible assets are separately identifiable. Defensive intangible assets must be recognized at fair value in accordance with SFAS 141(R) and SFAS 157. EITF 08-7 will be effective for the reporting period beginning after December 15, 2008. The Company does not expect a material impact on its consolidated financial statements from adoption of EITF 08-7.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Company is currently evaluating the impact of SFAS No. 162 on its financial statements, and the adoption of this statement is not expected to have a material effect on the Company’s financial statements.

In June 2008, the FASB issued FSP EITF No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”. Under the FSP, unvested share-based payment awards that contain rights to receive non-forfeitable dividends (whether paid or unpaid) are participating securities, and should be included in the two-class method of computing EPS. The FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those years, and is not expected to have a significant impact on the Company’s consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	MARKETABLE SECURITIES

	a.	Available-for-sale marketable securities

The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of available for sale marketable securities as of December 31, 2007 and 2008:

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Estimated fair value

	December 31,		December 31,		December 31,		December 31,

	2007	2008	2007	2008	2007	2008	2007	2008

Corporate debentures	$–	180,705	$–	1,691	$–	1,622	$–	180,774
U.S Government agency debentures	$1,199	18,553	–	137	–	2	$1,199	$18,688
US treasuries	–	87,168	–	1,363	–	1		88,530
Structured notes	–	4,000	–	–	–	–	–	4,000

	$1,199	$290,426	$–	$3,191	$–	$1,625	$1,199	$291,992

The scheduled maturities of available-for-sale marketable securities at December 31, 2008 were as follows:

	Amortized cost	Estimated fair value

Due within one year	$121,374	$121,069
Due after one year through five years	165,172	166,489
Due after five years through ten years	3,880	4,434

	$290,426	$291,992

b.	Held-to-maturity marketable securities

The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of held-to-maturity marketable securities as of December 31, 2007 and 2008:

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Estimated fair value

	December 31,		December 31,		December 31,		December 31,

	2007	2008	2007	2008	2007	2008	2007	2008

Corporate debentures	$181,192	$–	$973	$–	$631	$–	$181,534	$–
U.S Government agency debentures	54,278	–	42	–	94	–	54,226	–
Structured notes	5,680	–	–	–	70	–	5,610	–

	$241,150	$–	$1,015	$–	$795	$–	$241,370	$–

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	MARKETABLE SECURITIES (Cont.)

In 2007 and 2008 the Company sold debt securities, which were classified as held-to-maturity, due to a credit deterioration of the issuer, in consideration of $5,736 and $13,356, respectively. As a result of the sale, the Company recorded a loss of $203 and $1,806, respectively.

In the third quarter of 2008, due to market conditions and deterioration in the credit worthiness of issuers, the Company reclassified its investments in marketable securities from the held-to-maturity category into the available-for-sale category.

In 2006, the Company did not sell any securities prior to their maturity and accordingly, did not realize any gains or losses on held-to-maturity securities in this year.

During 2006, 2007 and 2008, held-to-maturity marketable securities in the amounts of $3,000, $24,364 and $41,680, respectively, were called by the issuers prior to maturity.

NOTE 4:-	CURRENT OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,

	2007	2008

Government authorities	$4,090	$6,409
Interest receivable	3,765	2,290
Prepaid expenses	9,273	11,784
Other	3,621	3,214

	$20,749	$23,697

NOTE 5:-	INVENTORIES

	December 31,

	2007	2008

Raw materials	$1,832	$1,828
Finished goods	10,003	9,672

	$11,835	$11,500

NOTE 6:-	OTHER LONG-TERM ASSETS

	December 31,

	2007	2008

Investment in affiliates	$1,200	$236
Severance pay fund	13,966	15,957
Other receivables and prepaid expenses	3,183	1,756
Deferred tax assets	8,739	7,373

	$27,088	$25,322

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	PROPERTY AND EQUIPMENT, NET

	December 31,

	2007	2008

Cost:
Computers and peripheral equipment	$69,838	$77,839
Office furniture and equipment	16,180	15,593
Leasehold improvements	5,301	9,014

	91,319	102,446

Accumulated depreciation:
Computers and peripheral equipment	57,262	63,093
Office furniture and equipment	11,580	11,243
Leasehold improvements	3,822	4,716

	72,664	79,052

Depreciated cost	$18,655	$23,394

Depreciation expense totaled $8,244, $8,740 and $10,260 for the years 2006, 2007 and 2008, respectively.

NOTE 8:-	OTHER INTANGIBLE ASSETS, NET

a.	Other intangible assets:

	December 31,

	2007	2008

Original amounts:
Capitalized software development costs	$8,207	$8,927
Core technology	99,675	103,487
Trademarks	8,366	8,397
Customer relationships and distribution network	92,262	101,836

	208,510	222,647

Accumulated amortization:
Capitalized software development costs	5,877	6,475
Core technology	23,148	40,234
Trademarks	3,200	4,688
Customer relationships and distribution network	13,970	25,848

	46,195	77,245

Other intangible assets, net	$162,315	$145,402

b.	Amortization expense amounted $13,675, $22,186 and $32,480 for the years 2006, 2007 and 2008, respectively.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	OTHER INTANGIBLE ASSETS, NET (Cont.)

	c.	Estimated amortization expense for the years ended (excluding amortization of capitalized software development costs):

December 31,

2009	$31,198
2010	30,726
2011	27,512
2012	24,320
2013	16,935
2014 and thereafter	12,259

$142,950

NOTE 9:-	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2008 are as follows:

	December 31,

	2007	2008

Goodwill, beginning of the year	$220,430	$443,256
Additions in respect of acquisitions	220,192	9,002
Foreign currency translation adjustments	2,634	(6,754)

Goodwill, end of year	$443,256	$445,504

NOTE 10:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,

	2007	2008

Employees and payroll accruals	$36,432	$42,699
Accrued expenses	56,529	51,472
Deferred revenues and advances from customers	93,293	108,196
Other	21,831	35,222

	$208,085	$237,589

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company leases office space, office equipment and various motor vehicles under operating leases.

	1.	The Company’s office space and office equipment are rented under several operating leases.

Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, were as follows:

2009	$11,964
2010	7,714
2011	6,277
2012	5,930
2013	1,101
2014 and thereafter	4,109

$37,095

Rent expenses for the years 2006, 2007 and 2008 were approximately $8,668, $10,531 and $13,286, respectively.

	2.	The Company leases its motor vehicles under cancelable operating lease agreements.
The minimum payment under these operating leases, upon cancellation of these lease agreements was $818 as of December 31, 2008.

Lease expenses for motor vehicles for the years 2006, 2007 and 2008 were $2,865, $4,041 and $5,387, respectively.

b.	Other commitments:

The Company is obligated under certain agreements with its suppliers to purchase goods and under an agreement with its manufacturing subcontractor to purchase projected inventory and excess inventory. Non cancelable obligations, net of provisions, as of December 31, 2008, were $3,120. These obligations will be fulfilled during 2009.

c.	Legal proceedings:

1.

On October 19, 2004, CipherActive filed an action against the Company in the District Court of Tel Aviv, State of Israel. In this lawsuit, CipherActive claims that under a development agreement with the Company, it is entitled to receive license fees in respect of certain software that it allegedly developed for the Company and which has been embedded in one of the Company’s products. CipherActive claims that it is entitled to license fees in the amount of $600 in addition to the amount of $100 already paid to CipherActive by the Company in respect of such license fees.

In the Company’s statement of defense it claims that the software developed by CipherActive under the agreement has not been successful in the market, is no longer embedded in the Company’s product and, therefore, CipherActive is not entitled to any additional license fees.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The parties to this litigation have recently agreed to submit the matter to a binding arbitration and hearings are expected to take place during the month of May 2009. The arbitration agreement approved by the Court determines that the Company’s liability shall not exceed $600 plus interest and expenses. The Company is currently unable to evaluate the probability of a favorable or unfavorable outcome.

2.

On September 3, 2008, Multi-Format, Inc. filed a lawsuit against Harrah’s Entertainment, Inc. and NICE Systems, Inc, a wholly owned subsidiary of the Company in the United States District Court for the District of New Jersey, alleging infringement of a U.S. patent and requesting damages. The patent purports to cover a PC-based system for monitoring and sorting representative images from video cameras, for security or other monitoring purposes. Multi-Format alleges that the defendants infringed one or more of the claims of the patent by making, using, selling, offering for sale and/or importing video surveillance products, including the Company’s NiceVision Pro and NiceVision Harmony products, and that NICE Systems Inc has induced infringement of the patent through its sale and supplying of video surveillance solutions to Bally’s Atlantic City, and/or other third parties or customers. On December 10, 2008, Multi-Format filed an Amended Complaint substituting Bally’s Park Place, Inc. for Harrah’s Entertainment, Inc. The Company filed a response and counterclaim on December 23, 2008, to which Multi-Format responded on January 7, 2009. An initial scheduling hearing took place on January 26, 2009. Multi-Format has not identified any specific patent claim it believes was infringed and has not made a monetary demand.

NICE Systems Inc. has undertaken to represent and indemnify Harrah’s Entertainment in respect of this lawsuit.

The Company is currently unable to evaluate the probability of a favorable or unfavorable outcome

3.

On July 20, 2004, S.T.S. Software Systems Ltd. (“STS”) filed a lawsuit in the U.S. District Court for the Southern District of New York charging Witness Systems, Inc. (“Witness”) with infringement of VoIP patents in the U.S. On June 26, 2007, the Company joined as a plaintiff in the litigation. A trial took place in the U.S. District Court for the Northern District of Georgia during the week of March 17, 2008 and on May 25, 2008. The Court dismissed the claim and determined that Witness Systems does not infringe the Company’s patents.

On August 30, 2004, Witness filed a patent infringement action in the Federal Court for the Northern District of Georgia against NICE Systems, Inc. Witness subsequently filed an identical action against the Company in the same court. Witness accused the Company of infringing two U.S. patents relating to certain technology used with some of the Company’s products, mainly screen capture. No trial date was set.

On January 19, 2006 Witness filed a patent infringement action in the Federal Court for the Northern District of Georgia against the Company and NICE Systems, Inc., alleging the infringing of a certain U.S patent relating to certain technology used with some of the Company’s products, mainly Nice Perform. A trial took place during the week of May 12, 2008. The jury decided that the Company infringes Witness Systems’ patent and adjudicated monetary damages of $3,300. The Company filed a motion to revoke the jury’s decision. Witness Systems filed a motion for a permanent injunction against the Company and the Company submitted its response to the Court.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

On May 10, 2006, the Company and NICE Systems, Inc. filed a new lawsuit against Witness Systems, Inc. in the United States District Court for District of Delaware claiming that Witness Systems is infringing ten U.S. patents.  These patents cover various aspects of recording customer interaction communications and traditional logging. This lawsuit went to trial before a jury on January 14, 2008. The jury deadlocked and on January 25, 2008 and a mistrial was declared. The Company filed a motion for a new trial date for the case.

On August 1, 2008, the Company and Verint Systems Inc. entered into an agreement to settle and dismiss all of the above patent disputes (which had commenced with Witness Systems, Inc. prior to its acquisition by Verint).

4.

On July 27, 2004, Dictaphone Corp. (which was acquired by the Company) filed an action against VoicePrint in the United States District Court for the Central District of California asserting the infringement by VoicePrint of two U.S patents. The Company subsequently acquired these patents from Dictaphone as part of its acquisition. This lawsuit has been settled in principle, but the documentation for this settlement has not been finalized and executed by the parties.

5.

In December 2006, Calyon Corporate and Investment Bank (“Calyon”) filed a suit against the Company in the District Court of Tel Aviv, demanding repayment of $648 plus accrued interest, in the total amount of $740. The Company deducted this amount in January 2004 from a payment transferred from an account of Thales maintained with Calyon to the Company’s account, at the instruction of Thales, in connection with the acquisition of Thales Contact Solutions (“TCS”) from Thales. The Company had notified TCS in 2004 that it had setoff such amount with respect to an overdue payment by TCS to the Company. The dispute was submitted to mediation, however the mediation process failed and the proceedings were returned to the District Court of Tel Aviv. This lawsuit is in its initial stages and the first hearing is scheduled to take place on June 23, 2009. The Company is currently unable to evaluate the probability of a favorable or unfavorable outcome.

6.

On March 9, 2007, Formatest AG filed a claim against NICE Switzerland AG, a wholly owned subsidiary of the Company, in the Cantonal Court of Zug, Switzerland. The claim was in the amount of approximately $1,600 (€ 1,187,793), plus interest at 5% per annum, and was made in connection with an agreement dated December 10, 2004 between FAST Video Security AG (now NICE Switzerland AG) and Formatest AG. On June 19, 2007, the Company and Formatest AG entered into an agreement settling all claims. The Company believes it is entitled to recover all or a substantial part of the settlement amount paid to Formatest AG (with the addition of legal costs), under the terms of indemnification provision contained in the sale and purchase agreement between the selling shareholders of FAST Video Security AG (the “Sellers”) and the Company dated November 16, 2006 (the “Agreement”). On December 18, 2007, the Sellers issued a Notice of Arbitration in the Zurich Chamber of Commerce, claiming that the Company should pay them an amount of $1,229 (plus late payment interest of 5% from July 2007), which is the remaining unpaid portion of the first earn-out payment under the Agreement, release $3,000 (plus accrued interest) from the escrow account pursuant to the Agreement, plus an additional late release interest of 5%, and compensate them for loss incurred due to deteriorating exchange rates and other related expenses.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Prior to the commencement of the arbitration proceedings, the Company released to the Sellers a partial payment of $1,400 out of the escrow funds and paid to the Sellers the amount of $1,229.

On June 23, 2008, the Sellers filed their statement of claim, asking for payment of $1,600 (representing the balance of the escrow funds) plus additional amounts for interest, losses on the exchange rates, legal costs for the defense of the Formatest claim and unspecified legal costs and expenses related to the arbitration proceeding. The Company filed a statement of defense and counterclaim on August 25, 2008, seeking an award dismissing the Seller’s claims and holding the Sellers liable (jointly and severally) for the payment of a total of EUR 831,600 and additional amounts for interest and unspecified arbitration costs.

Pursuant to the current procedural timetable, the arbitration proceedings are expected to take place in the first half of 2009, and an award is not expected to be rendered before July 2009. The Company is currently unable to evaluate the probability of a favorable or unfavorable outcome.

7.

On October 26, 2007, two former employees of NICE Systems Inc. filed a lawsuit against the Company and NICE Systems Inc, alleging violations of various laws prohibiting discrimination in employment. The dispute was settled in December 2008 between the parties.

8.

On December 19, 2007, a former employee of NICE Systems Inc. sent the Company and NICE Systems Inc. a letter alleging engagement in prohibited discrimination in employment and retaliation in terminating his employment. The dispute was settled in December 2008 between the parties.

9.

On October 15, 2007, a former employee of Actimize Ltd, a wholly owned subsidiary of the Company, filed a claim with the Tel Aviv district labor court, seeking a declaration, that he is entitled to 0.5% of the outstanding share capital of Actimize Ltd. In its statement of defense, Actimize Ltd. claimed that once the former employee chose not to exercise his vested options upon termination of his employment with the company, such options expired. In addition, Actimize Ltd. claimed, that the former employee’s options deteriorated in value due to his decision not to exercise his right to re-price such options during his employment term. The case is at the preliminary stages and the court yet to set a hearing date. The Company is currently unable to evaluate the probability of a favorable or unfavorable outcome.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

10.

Around December 31, 2008, NICE Systems, Inc. received a letter from Plant CML (“Plant”), a distributor of NICE Systems, Inc., asserting several indemnity claims against the Company. The claims arise out of the Commonwealth of Massachusetts’ claim against Verizon Communications Inc. (“Verizon”) relating to numerous alleged problems associated with Company’s products used by the Commonwealth. NICE Systems, Inc. sold the Company’s products to Plant pursuant to a Reseller Agreement between the parties dated December 2005, and Plant, in turn, resold the products to Verizon, who in turn sold the overall system to the Commonwealth.

The Company is in the initial stage of assessing the facts, merits and potential magnitude of these claims. The Company is currently unable to evaluate the probability of a favorable or unfavorable outcome in this dispute.

11.

The Company is involved in various other legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME

a.	Israeli taxation:

	1.	Corporate tax rates in Israel:

Taxable income of Israeli companies is subject to tax at the rate of 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

	2.	Tax benefits under the Israel Law for the Encouragement of Capital Investments, 1959 (“the Law”):

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

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

The Company’s wholly owned subsidiary, Actimize Ltd., has received approval as an Approved Enterprise in Israel under the Law, for two investment programs and is therefore eligible for Israeli tax benefits. Pursuant to these benefits, Actimize Ltd. may enjoy a tax exemption from Israeli taxes on income derived during the first two years in which each investment program produces taxable income, subject to certain timing restrictions, provided that it does not distribute such income as a dividend. In addition, Actimize Ltd. will enjoy a reduced tax rate of 10% - 25%, (based on the percentage of foreign ownership in each taxable year) for an additional period of eight years. The benefit periods have not yet commenced.

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

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the Law and regulations published thereunder. Should the Company fail to meet such requirements in the future, income attributable to its Approved Enterprise programs could be subject to the statutory Israeli corporate tax rate and the Company could be required to refund a portion of the tax benefits already received, with respect to such programs. As of December 31, 2008, management believes that the Company is in compliance with all the conditions required by the Law.

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

If a company requested the Alternative Package of benefits for an Approved Enterprise under the old law before the 2005 amendment, it is precluded from filing a Year of Election notice for a Privileged Enterprise for two years after the year in which the Approved Enterprise was activated.

In addition, the Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the four existing Approved Enterprises will not be subject to the provisions of the Amendment.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

The Company has four Privileged Enterprises with Years of Election ranging from 2006 through 2008.

As a result of the Amendment, tax-exempt income generated under the Company’s Privileged Enterprise program will be subject to taxes upon dividend distribution or complete liquidation.

The Company does not intend to distribute any amounts of its undistributed tax exempt income as dividends as it intends to reinvest its tax-exempt income within the Company. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s Approved or Privileged Enterprise programs as the undistributed tax exempt income is essentially permanent in duration.

As of December 31, 2008, approximately $160,000 is tax-exempt attributable to its various Approved and Privileged Enterprise programs. If such tax exempt income is distributed (other than in respect of the first four programs upon the complete liquidation of the Company), it would be taxed at the reduced corporate tax rate applicable to such profits (between 10%-25%) and an income tax liability of approximately $28,000 would be incurred as of December 31, 2008.

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

As of December 31, 2008, the Company had carryforward tax losses totaling approximately $60,000 which can be carried forward and offset against taxable income with expiration dates ranging from 2009 and onwards. Approximately $37,600 of these carryforward tax losses have no expiration date. The balance expires between 2009 and 2028.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses increasing taxes before utilization.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

d.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,

	2007	2008

Deferred tax assets:
Net operating losses carryforward	$10,510	$11,890
Acquired intangibles	6,244	5,340
Share based payments	2,809	4,977
Other	9,927	13,648

Deferred tax assets before valuation allowance	29,490	35,855
Valuation allowance	(6,182)	(17,760)

Deferred tax assets	23,308	18,095

Deferred tax liabilities:
Acquired intangibles	(48,075)	(39,382)

Deferred tax liabilities, net	$(24,767)	$(21,287)

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from tax loss carry forwards and other reserves and allowances due to uncertainty concerning realization of these deferred tax assets.

The increase in the valuation allowance in 2008 amounted to $11,578 related to operations.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

	e.	A reconciliation of the Company’s effective tax rate to the statutory tax rate in Israel is as follows:

	Year ended December 31,

	2006	2007	2008

Income before taxes on income, as reported in the consolidated statements of income	$30,992	$47,634	$48,587

Statutory tax rate in Israel	31%	29%	27%
Approved and Privileged Enterprise benefits *)	(14.6)%	(10.1)%	(11.9)%
Changes in valuation allowance	3.8%	(1.4)%	6.2%
Earnings taxed under foreign law	(7.4)%	(2.6)%	1.4%
Acquired in-process research and development	14.6%	2.3%	–
Other	0.3%	4.3%	(3.2)%

Effective tax rate	27.7%	21.5%	19.5%

*) Net earnings per Ordinary share - amounts of the benefit resulting from the “Approved and Privileged Enterprise” status
Basic	$0.09	$0.09	$0.10

Diluted	$0.09	$0.09	$0.09

f.	Income before taxes on income is comprised as follows:

	Year ended December 31,

	2006	2007	2008

Domestic	$33,629	$27,506	$36,000
Foreign *)	(2,637)	20,128	12,587

	$30,992	$47,634	$48,587

*)	The loss before taxes in 2006 arose as a result of write off of acquired in-process research and development of approximately $13,000.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

g.	Taxes on income are comprised as follows:

	Year ended December 31,

	2006	2007	2008

Current	$6,404	$10,516	$14,290
Deferred	2,187	(262)	(4,810)

	$8,591	$10,254	$9,480

Domestic	$5,892	$4,254	$4,646
Foreign	2,699	6,000	4,834

	$8,591	$10,254	$9,480

h.	Uncertain tax positions:

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,

	2007	2008

Uncertain tax positions, beginning of the year	$10,702	$14,919
Increases in tax positions for prior years	1,315	3,080
Decreases in tax positions for prior years	(734)	(391)
Increases in tax positions for current year	3,805	7,848
Settlements	(169)	–

Uncertain tax positions, end of year	$14,919	$25,456

Unrecognized tax benefits included $24,820 of tax benefits, which if recognized, would reduce the Company’s annual effective tax rate. The Company has further accrued $625 of accrued interest related to uncertain tax positions as of December 31, 2008.

As of December 31, 2008, the Company is subject to Israeli income tax audits for the tax years 2002 through 2008, to U.S. federal income tax audits for the tax years of 2003 through 2008 and to other income tax audits for the tax years of 2002 through 2008.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS’ EQUITY

a.	The Ordinary shares of the Company are traded on the Tel-Aviv Stock Exchange and its ADS’s are traded on NASDAQ.

In 2007 the Company completed a secondary public offering of its ADS’s on NASDAQ. The Company issued 5,175,000 shares at a price of $35.02 per share before issuance expenses. Total net proceeds from the issuance amounted to approximately $180,829.

b.	Share option plans:

In 1995, the Company adopted an employee share option plan (“the 1995 Option Plan”). Under the 1995 option plan, employees and officers of the Company may be granted options to acquire Ordinary shares. The options to acquire Ordinary shares are granted at an exercise price of not less than the fair market value of the Ordinary shares on the grant date, subject to certain exceptions, which may be determined by the Company’s Board of Directors. 16,691,132 options of the 1995 Option Plan were granted.

Under the terms of the 1995 Option Plan, 25% of each stock option granted becomes exercisable on each of the first, second, third and fourth anniversaries of the date of grant so long as the grantee is, subject to certain exceptions, employed by the Company at the date the stock option becomes exercisable. As of February 15, 2000, the Board of Directors of the Company adopted a resolution amending the exercise terms of the 1995 Option Plan whereby 25% of the stock options granted become exercisable on the first anniversary of the date of grant and 6.25% becomes exercisable once every quarter during the subsequent three years. The options expire 6 years from the date of grant.

In 2003, the Company adopted the 2003 Stock Option Plan (“the 2003 Option Plan”). Under the 2003 option plan, employees and officers of the Company may be granted options to acquire Ordinary shares. The options to acquire Ordinary shares are granted at an exercise price of not less than the fair market value of the Ordinary shares on the grant date, subject to certain exceptions, which may be determined by the Company’s Board of Directors. Generally, under the terms of the 2003 Plan, 25% of the stock options granted become exercisable on the first anniversary of the date of grant and 6.25% becomes exercisable once every quarter during the subsequent three years. Stock options expire six years after the date of grant.

Pursuant to the terms of the acquisition of Actimize Ltd. in August 2007, the Company assumed and replaced the stock options and restricted shares granted by Actimize. In 2003, Actimize adopted the 2003 Omnibus Stock Option and Restricted Stock Incentive Plan (“the 2003 Actimize Plan”). Under the 2003 Actimize Plan, the grantees could be granted options to acquire Actimize’s ordinary shares, restricted shares and shares. Incentive stock options to acquire ordinary shares of Actimize were granted at an exercise price not less than the fair market value of the ordinary shares of Actimize on the date of grant or as determined by Actimize’s board of directors or by a committee thereof. In addition, the options were granted at an exercise price of not less than the par value of the ordinary shares of Actimize.

Generally, under the terms of the 2003 Actimize Plan, 25% of the options granted become exercisable on the first anniversary of the date of grant and 6.25% become exercisable following the lapse of every consecutive quarter thereafter during the subsequent three years. Options generally expire ten years after the date of grant.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS’ EQUITY (Cont.)

In June 2008, the Company adopted the 2008 Share Incentive Plan (the “2008 Plan”), to provide incentives to employees, directors, consultants and/or contractors by rewarding performance and encouraging behavior that will improve the Company’s profitability. Under the 2008 Plan, the Company’s employees, directors, consultants and/or contractors may be granted any equity-related award, including any type of an option to acquire the Company’s ordinary shares and/or share appreciation right and/or share and/or restricted share and/or restricted share unit and/or other share unit and/or other share-based award and/or other right or benefit under the 2008 Plan (each an “Award”). The options to acquire ordinary shares are granted at an exercise price of not less than the fair market value of the ordinary shares on the date of the grant, subject to certain exceptions which may be determined by the Company’s board of directors, including in some cases options granted with an exercise price of zero.

Generally, under the terms of the 2008 Plan, 25% of an Award granted becomes exercisable on the first anniversary of the date of grant and 6.25% becomes exercisable once every quarter during the subsequent three years. Specifically with respect to restricted share units, unless determined otherwise by the board of directors, 25% of the restricted share units granted becomes vested on each of the four consecutive annual anniversaries following the date of grant. Awards with a vesting period expire six years after the date of grant. The 2008 Plan provides that the maximum number of shares that may be subject to Awards granted under the 2008 Plan shall be an amount per calendar year, equal to 3.5% of the Company’s issued and outstanding share capital as of December 31 of the preceding calendar year. Such amount is reset for each calendar year. For 2008, the aforementioned amount was reduced by the number of shares subject to Awards granted by the Company during the 2008 calendar year under the 2003 Plan.

The fair value of the Company’s stock options granted to employees and directors for the years ended December 31, 2006, 2007 and 2008 was estimated using the following assumptions:

	2006	2007	2008

Expected volatility	33.9%-40.6%	32.5%-37.9%	32.5%-39.8%
Weighted average volatility	40.0%	37.5%	34.2%
Risk free interest rate	4.6%-4.9%	3.3%-4.6%	1.7%-3.1%
Expected dividend	0%	0%	0%
Expected term (in years)	2.3-3.7	2.5-3.7	2.5-3.7

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS’ EQUITY (Cont.)

A summary of the Company’s stock options activity and related information for the year ended December 31, 2008, is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2008	6,460,595	$23.64	4.3	$70,697
Granted	1,846,266	$29.06
Exercised	(1,015,649)	$14.50
Forfeited	(419,997)	$25.17
Cancelled	(50,241)	$29.22

Outstanding at December 31, 2008	6,820,974	$26.33	4.3	15,745

Exercisable at December 31, 2008	2,868,747	$23.23	3.4	$11,200

The weighted-average grant-date fair value of options granted during the years 2006, 2007 and 2008 was $9.20, $11.8 and $8.6, respectively.

The total intrinsic value of options exercised during the years 2006, 2007 and 2008 was $41,249, $40,735 and $16,818, respectively.

The options outstanding under the Company’s Stock Option Plans as of December 31, 2008 have been separated into ranges of exercise price as follows:

Ranges of exercise price	Options outstanding as of December 31, 2008	Weighted average remaining contractual term	Weighted average exercise price	Options exercisable as of December 31, 2008	Weighted Average Exercise price of Options Exercisable

		(Years)

$0.02	4,692	8.66	$0.02	2,930	$0.02
$0.27	20,366	5.67	0.27	–	–
$2.46-2.89	52,442	5.98	2.84	44,544	2.83
$6.00-6.87	141,337	7.58	6.59	52,394	6.59
$9.67-14.04	409,946	2.31	10.52	375,592	10.32
$14.60-21.76	1,547,497	3.43	17.94	915,008	17.15
$22.33-32.31	2,591,827	4.83	28.72	601,533	26.48
$34.78-38.44	2,052,867	4.30	35.07	876,746	34.99

	6,820,974	4.27	$26.33	2,868,747	$23.23

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS’ EQUITY (Cont.)

A summary of the Company’s Restricted Stock Awards (“RSA”) activity and related information for the year ended December 31, 2008, is as follows:

	Number of RSA	Weighted-average exercise price

Outstanding at January 1, 2008	412,841	$1.09
Vested	(221,638)	$1.04
Forfeiture	(5,139)	$0.02

Outstanding at December 31, 2008	186,064	$0.93

As of December 31, 2008, there was approximately $21,361 and $7,590 of unrecognized compensation expense related to non-vested stock options and restricted stock awards, respectively, expected to be recognized over four years.

A summary of the Company’s Restricted Stock Units (“RSU”) activity and related information for the year ended December 31, 2008, is as follows:

	Number of RSU	Weighted-average exercise price

Outstanding at January 1, 2008	–	$–
Issued	6,500	$0.26

Outstanding at December 31, 2008	6,500	$0.26

c.	Employee Stock Purchase Plan (“ESPP”):

Eligible employees under the Employee Stock Purchase Plan (“the Purchase Plan”) can have up to 10% of their earnings withheld, up to certain maximums, to be used to purchase Ordinary shares. Commencing January 1, 2006, the price of Ordinary shares purchased under the Purchase Plan is equal to 95% of the fair market value of the Ordinary shares.

During 2006, 2007 and 2008, employees purchased 8,570, 16,041 and 17,613 shares at average prices of $26.73, $31.08 and $30.14 per share, respectively.

d.	Stock split:

On May 17, 2006, the Company affected a two-for-one stock split on its Ordinary shares which was affected in the form of a 100% stock dividend. Shareholders of record at the close of business on May 30, 2006, the record date, received one additional Ordinary share/ADS for each Ordinary share/ADS held. All Ordinary share options and per share amounts have been adjusted to give retroactive effect to the stock split for all periods presented.

e.	Dividends:

Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel may be converted to dollars on the basis of the exchange rate prevailing at the date of the conversion. The Company does not intend to pay cash dividends in the foreseeable future.

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	REPORTABLE SEGMENTS, PRODUCT LINES AND MAJOR CUSTOMER DATA

a.	Reportable segments:

The Company operates under several reportable segments. The following tables present the financial information of the Company’s reportable segments.

	Year ended December 31, 2008

	Americas	EMEA*)	APAC**)	Actimize	Not allocated	Total

Revenues	$311,884	$170,097	$84,029	$58,152	$–	$624,162

Gross profit (loss)	$205,824	$111,496	$62,085	$28,946	$(22,935)	$385,416

Operating expenses	$71,936	$34,366	$15,024	$50,456	$176,283	$348,065

Operating income (loss)	$133,888	$77,130	$47,061	$(21,510)	$(199,218)	$37,351

	Year ended December 31, 2007

	Americas	EMEA*)	APAC**)	Actimize	Not allocated	Total

Revenues	$283,009	$149,913	$72,894	$11,558	$–	$517,374

Gross profit (loss)	$176,678	$98,184	$51,818	$4,110	$(19,758)	$311,032

Operating expenses	$63,779	$34,272	$13,426	$20,127	$146,594	$278,198

Operating income (loss)	$112,899	$63,912	$38,392	$(16,017)	$(166,352)	$32,834

	Year ended December 31, 2006

	Americas	EMEA*)	APAC**)	Not allocated	Total

Revenues	$241,308	$112,541	$55,795	$–	$409,644

Gross profit (loss)	$141,797	$70,028	$37,097	$(13,492)	$235,430

Operating expenses	$59,766	$30,326	$10,169	$118,072	$218,333

Operating income (loss)	$82,031	$39,702	$26,928	$(131,564)	$17,097

*)	Includes Europe, the Middle East (including Israel) and Africa
**)	Includes Asia Pacific

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	REPORTABLE SEGMENTS, PRODUCT LINES AND MAJOR CUSTOMER DATA (Cont.)

The following presents long-lived assets of December 31, 2007 and December 31, 2008:

	Year ended December 31,

	2007	2008

Americas	$254,826	$241,739
EMEA	77,916	88,167
APAC	4,101	3,608
Actimize	287,383	280,786

	$624,226	$614,300

b.	Product lines:

Total revenues from external customers on the basis of the Company’s product lines are as follows:

	Year ended December 31,

	2006	2007	2008

Enterprise interaction solutions	$300,920	$382,893	$417,454
Public safety and security sector	108,724	122,923	148,556
Operational risk management solutions	–	11,558	58,152

	$409,644	$517,374	$624,162

c.	Major customer data as a percentage of total revenues:

	Year ended December 31,

	2006	2007	2008

Customer A	16%	13%	13%

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	SELECTED STATEMENTS OF INCOME DATA

	a.	Research and development, net:

	Year ended December 31,

	2006	2007	2008

Total costs	$47,963	$63,271	$83,296
Less - grants and participations	(1,858)	(2,677)	(3,573)
Less - capitalization of software development costs	(1,225)	(962)	(1,278)

	$44,880	$59,632	$78,445

b.	Financial income and other, net:

	Year ended December 31,

	2006	2007	2008

Financial income:
Interest and amortization/accretion of premium/discount on marketable securities	$6,848	$10,875	$7,739
Realized gain on marketable securities	–	5	3,054
Interest	7,101	5,499	4,809
Foreign currency translation	1,434	1,581	6,088

	15,383	17,960	21,690

Financial expenses:
Realized loss on marketable securities	–	(262)	(4,107)
Interest	(40)	(668)	(613)
Foreign currency translation	(1,455)	(1,548)	(4,568)
Other	(616)	(658)	(1,113)

	(2,111)	(3,136)	(10,401)

Other income (expenses), net	623	(24)	(53)

	$13,895	$14,800	$11,236

c.	Net earnings per share:

The following table sets forth the computation of basic and diluted net earnings per share:

1.	Numerator:

	Year ended December 31,

	2006	2007	2008

Net income available to Ordinary shareholders	$22,401	$37,380	$39,107

NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	SELECTED STATEMENTS OF INCOME DATA (Cont.)

	2.	Denominator (in thousands):

Denominator for basic net earnings per share -
Weighted average number of shares	49,572	53,921	60,088
Effect of dilutive securities:
Add - Employee stock options and RSA	2,429	2,005	1,180
Add - ESPP	1	–	–

Denominator for diluted net earnings per share - adjusted weighted average shares	52,002	55,926	61,268

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NICE-SYSTEMS LTD. By: /s/ Haim Shani —————————————— Haim Shani Chief Executive Officer

Date: April 5, 2009