Form 20-F
period 2009-12-31
NICE SYSTEMS LTD
filed 2010-03-31
CIK 1003935

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-27466

NICE-SYSTEMS LTD.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Israel

(Jurisdiction of incorporation or organization)

8 Hapnina Street, P.O. Box 690, Ra’anana 43107, Israel

(Address of principal executive offices)

Dafna Gruber, +972-9-7753151, dafna.gruber@nice.com,
8 Hapnina Street, P.O.Box 690, Ra’anana 43107, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered

American Depositary Shares, each representing one Ordinary Share, par value one New Israeli Shekel per share	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

62,036,491 Ordinary Shares, par value NIS 1.00 Per Share (which includes 77,983 restricted shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☑  Yes                      ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.

☐  Yes                      ☑  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

☑  Yes                      ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such reports).

☐  Yes                      ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☑           U.S. GAAP

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

☐  Yes                      ☑  No

I

PRELIMINARY NOTE

This annual report contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to NICE’s business, financial condition and results of operations.  The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “strategy,” “continue,” “goal” and “target” and similar expressions, as they relate to NICE or its management, are intended to identify forward-looking statements.  Such statements reflect the current views and assumptions of NICE with respect to future events and are subject to risks and uncertainties.  The forward-looking statements relate to, among other things: operating results; anticipated cash flows; gross margins; adequacy of resources to fund operations; our ability to maintain our average selling prices despite the aggressive marketing and pricing strategies of our competitors; our ability to maintain and develop profitable relationships with our key distribution channels; the financial strength of our key distribution channels; and the market’s acceptance of our technologies, products and solutions.

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

In this annual report, all references to “NICE,” “we,” “us” or “our” are to NICE-Systems Ltd., a company organized under the laws of the State of Israel, and its wholly owned subsidiaries. For a list of our significant subsidiaries, please refer to page 43 of this annual report.

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

PART I

Item 1.                      Identity of Directors, Senior Management and Advisers.

           Not Applicable.

Item 2.                      Offer Statistics and Expected Timetable.

           Not Applicable.

Item 3.                      Key Information.

Selected Financial Data

The following selected consolidated balance sheets data as of December 31, 2008 and 2009 and the selected consolidated statements of income data for years ended December 31, 2007, 2008 and 2009 have been derived from our audited Consolidated Financial Statements. These financial statements have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP, and audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The selected consolidated statement of income data as of December 31, 2005, and 2006 and the selected consolidated balance sheet data for the years ended December 31, 2005, 2006 and 2007 have been derived from other Consolidated Financial Statements not included in this annual report and have also been prepared in accordance with U.S. GAAP and audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and notes thereto and other financial information included elsewhere in this annual report.

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(U.S. dollars in thousands, except per share data)
OPERATING DATA:
Revenues
Products	$206,355	$261,098	$316,888	$351,680	$281,783
Services	104,755	148,546	200,486	272,482	301,332
Total revenues	311,110	409,644	517,374	624,162	583,115
Cost of revenues
Products	67,543	84,675	89,373	95,861	88,030
Services	68,683	89,539	116,969	142,885	149,175
Total cost of revenues	136,226	174,214	206,342	238,746	237,205
Gross profit	174,884	235,430	311,032	385,416	345,910
Operating expenses:
Research and development, net	30,896	44,880	59,632	78,445	77,382
Selling and marketing	72,829	95,190	120,592	147,879	141,526
General and administrative	37,742	60,463	85,089	97,378	72,791
Amortization of acquired intangible assets	1,331	4,918	9,175	14,493	16,012
In process research and development write-off	-	12,882	3,710	-	-
Settlement and related expenses	-	-	-	9,870	-
Total operating expenses	142,798	218,333	278,198	348,065	307,711
Operating income	32,086	17,097	32,834	37,351	38,199
Financial income, net	5,398	13,272	14,824	11,289	7,712
Other income (expenses), net	(13)	623	(24)	(53)	(115)
Income before taxes on income	37,471	30,992	47,634	48,587	45,796
Taxes on income	902	8,591	10,254	9,480	3,040
Net income	36,569	22,401	37,380	39,107	42,756
Net income	$36,569	$22,401	$37,380	$39,107	$42,756

Basic earnings per share	$0.95	$0.45	$0.69	$0.65	$0.70
Weighted average number of shares used in computing basic earnings per share (in thousands)	38,242	49,572	53,921	60,088	61,395
Diluted earnings per share	$0.89	$0.43	$0.67	$0.64	$0.68
Weighted average number of shares used in computing diluted earnings per share (in thousands)	41,292	52,002	55,926	61,268	62,490

	At December 31,
	2005	2006	2007	2008	2009

BALANCE SHEET DATA:
Working capital	$274,708	$111,800	$152,883	$217,511	$184,460
Total assets	617,250	784,344	1,192,334	1,283,015	1,399,677
Total debt	-	-	-	-	-
Shareholders’ equity	487,041	569,574	903,794	970,822	1,062,754

Risk Factors

General Business Risks Relating to Our Business and Market

The markets in which we operate are highly competitive and we may be unable to compete successfully.

The market for our products, solutions and related services, in general, is highly competitive. Additionally, some of our principal competitors may have greater resources and larger customer bases than we do. We have seen evidence of price reductions by some of our competitors and expect to continue to see such behavior in the future, which may adversely affect our revenues, gross margins and results of operations. To date, we have been able to manage our product design and component costs. However, there can be no assurance that we will be able to continue to achieve reductions in component and product design costs. Further, the relative and varying rates of increases or decreases in product price and cost could have a material adverse impact on our earnings.

New potential entrants to the enterprise sector may offer some of the products and services that we sell at lower prices, which could result in the commoditization of our products and services, and force us to lower our prices. Furthermore, system integrators may decide to enter our market space and compete with us by offering comprehensive solutions, which may result in a substantial decline in our sales. If we are faced with such competition, it could have a material adverse effect on our business, financial condition or results of operations.

        We are expanding the scope of our Voice Recording Platforms and Contact Center Applications. The market for such applications is constantly gaining momentum, however it is still immature. Successful positioning of our products in this market is a critical factor in our ability to maintain growth. Furthermore, new potential entrants from the traditional enterprise business intelligence and business analytics sector, in addition to Customer Relationship Management, or CRM, and infrastructure players (mostly telephony or switch vendors), may decide to develop recording and content analysis capabilities and compete with us in this emerging opportunity. As a result, we expect to continue to make significant expenditures on research and development and marketing. We cannot ensure that the market awareness or demand for our new products will grow as rapidly as we expect, or if at all, that we will successfully develop new products or introduce new applications for existing products, that such new products and applications will achieve market acceptance or that the introduction of new products or technological developments by others will not adversely impact the demand for our products.

The risk and financial crime market has emerged only in recent years and is highly competitive and fragmented. Our software solutions in this field compete with software developed internally by potential clients as well as software and other solutions offered by competitors.

The market for digital video products and applications (or Video Platforms and Applications), is highly competitive and fragmented and includes products offering a broad range of features and capacities. The merger of our competitors in this market could substantially influence our ability to be competitive. We compete with a number of large, established manufacturers of video recording systems and distributors of similar products, as well as new emerging competitors. The price per channel of digital recording systems has decreased throughout the market in recent years, primarily due to competitive pressures. We cannot assure you that the price per channel of digital recording systems will not continue to decrease or that our gross profit will not decrease as a result. Moreover, our penetration into this market may not experience the same growth rate as the entire company’s growth rate, which might have a material adverse effect on our earnings.

With respect to the public safety part of our business, our ability to succeed depends on our ability to develop an effective network of distributors, while facing pricing pressures and low barriers to entry. We face significant competition from other well-established competitors. Prices have decreased throughout the market in recent years, primarily due to competitive pressures. We cannot assure you that prices will not continue to decrease or that our gross profit will not decrease as a result. We believe that our ability to sell and distribute our Voice Platforms and Applications in the public safety market depends on the success of our marketing, distribution and product development initiatives. We cannot assure you that we will be successful in these initiatives.

The Voice-over-Internet-Protocol (or VoIP) contact center and trading market is highly competitive and we may be unable to compete successfully. The transition of contact centers and trading floors to VoIP platforms is continuing, and may allow one or more of our competitors to take a leadership position with respect to this technology. Strategic partners may change their vendor preference as a result or may develop embedded VoIP recording as part of the VoIP switch or networking infrastructure. Successful marketing of our products and services to our customers and partners will be critical to our ability to maintain growth. We cannot assure you that our products or existing partnerships will permit us to compete successfully.

With respect to our intelligence solutions, we may face increasing competition in all aspects of this business, which may result in price reductions. In addition, we may encounter strong competition from alliances formed or consolidation among our competitors, in an attempt to strengthen their offering. We cannot assure you that our products and services or alliances will permit us to compete successfully.

Conditions and changes in the local and global economic environments may adversely affect our business and financial results.

        Adverse economic conditions in markets in which we operate can harm our business. Global financial conditions during the past two years have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. These economic factors include diminished liquidity and tighter credit conditions, leading to decreased credit availability, as well as declines in economic growth and employment levels in almost all sectors, all of which result in lesser demand for our products and services. Although there are currently signs of improvement in the global economy, the recession may continue for an unknown period of time. Partly as a result, entire industries have faced and may be facing extreme contraction and even the prospect of collapse. The credit crisis could have a number of follow-on effects on our business, including a possible: (i) slow-down in our business, resulting from lower customer expenditure, inability of customers to pay for products and services, insolvency of customers or insolvency of key partners, (ii) negative impact on our liquidity, financial condition and share price, which may impact our ability to raise capital in the market, obtain financing and other sources of funding in the future on terms favorable to us, and (iii) decrease in asset values that are deemed to be other than temporary, which may result in impairment losses. If such increased levels of volatility and market instability continue, it may materially adversely affect our results of operations and may increase the difficulty for us to accurately forecast and plan our future business.

Unfavorable economic and market conditions and reduced information technology spending may lead to a decreased demand for our products and services and may harm our business, financial condition and results of operations.

Recent events in the financial market have impacted our enterprise business and we may continue to experience a slowdown in our business. To the extent that our business continues to suffer as a result of such unfavorable economic and market conditions, our operating results may be materially adversely affected. In particular, enterprises may continue to reduce spending in connection with their contact centers. Financial institutions may also continue to reduce spending in relation to trading floors and operational risk management. IT-related capital expenditures are typically cyclical in nature, with generally higher budgets in times of improving economic conditions and lower budgets in times of economic slowdowns. In addition, enterprises’ ordering and payment patterns are influenced by market conditions and could cause fluctuations in our quarterly results. Moreover, our clients may, due to imminent regulatory or operational deadlines or objectives or for other reasons, prioritize other expenditures over the solutions that we offer.

Customer purchase decisions may be significantly affected by a variety of factors, including trends in spending for information technology and enterprise software, market competition, capital expenditure prioritization, budgeting and the viability or announcement of alternative technologies. Furthermore, even when information technology is a priority, prospective customers that made significant investments in internally developed solutions or in point solutions could incur significant costs in switching to third-party enterprise-wide products such as ours. If the current economic conditions continue or deteriorate, it may have a material adverse impact on our business, financial condition and results of operations.

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

Our failure to adequately adapt to changes in the IT industry and the size of customers could negatively impact our future operating results.

Technological trends, such as the evaluation of virtualization technologies, the need for IT efficiency (converting IT costs from capital expenses to operating expenses) and the increased demand for business agility are all contributing to the move of cloud computing into the mainstream.  Cloud Computing means a form of computing in which dynamically scalable and often virtual resources are provided as a service over the Internet. A cloud solution has three distinct characteristics that differentiate it from traditional on-premise solutions.  It is sold on demand, typically by the minute or the hour, it is elastic - a user can have as much or as little of a solution as they want at any given time, and the solution is fully managed by the provider (the customer needs nothing but a personal computer and Internet access).

If enterprise customers embrace cloud computing and change the way they source business solutions, preferring hosted and cloud-based Software-as-a-Service (or SaaS), and if we are not able to adequately adapt and evolve our delivery options to include on-premise, hosted, cloud-based SaaS, or blended-hybrid deployment offerings, our business, financial condition and results of operations could be adversely affected. In addition, cloud computing, could also make it easier for new competitors (such as telecom carriers) to enter our markets due to lower up-front technology costs.

In addition, the economic climate has forced many organizations to reassess their contact center solutions’ infrastructure. For the contact center, the enterprise and the remote and mobile workforce, an all-in-one contact center platform may be a preferred alternative to a multi-point system, as it may result in a reduction in the Total Cost of Ownership (TCO) and the enablement of new cross systems business processes. Although we may benefit from this trend, at the same time, we are observing that there are infrastructure players, for the most part, telephony or switch vendors, that are looking to explore the opportunity to introduce a “contact center in a box” type of solution that will include features and functionality on top of the legacy Work Force Optimization (WFO) capabilities that NICE and other WFO vendors support. Should this trend emerge, and in the event that we will not be able to create an integrated experience for our customers in the form of an integrated suite, we may be faced with a new type of competition, which could have a material adverse effect on our business, financial condition or results of operations.

Furthermore, some of our enterprise customers have increased in size, partly due to consolidation in the financial market. If our technology is not scalable enough to support these changes, it may have a material adverse affect on our business, financial condition and results of operation.

Risks associated with our distribution channels and key strategic partners, or our ability to develop such partnerships, may materially adversely affect our financial results.

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

A portion of our strategic partners are suppliers of telecommunication infrastructure equipment. If our competitors are able to penetrate our strategic relationships or if our strategic partners decide to end the relationship and expand their product offering to compete with us, this may result in a significant reduction of sales made by such strategic partners, as well as to customers who use such partners’ infrastructure or work in their environment.

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

Risks associated with the future plans of our largest global distribution channel may materially adversely affect our financial results.

Avaya, our largest global distribution channel, and one of the leading global providers of enterprise business communication platforms, and a leading provider of infrastructure for contact center operations, accounted for less than 10% of our revenues in 2009 and approximately 13% of our revenues in 2007 and 2008. Avaya has been communicating planned changes in its business model, including: (i) an expected release of an Avaya-branded Work Force Optimization (WFO) suite, and (ii) the shifting of its business model to a channel centric distribution model with a focus on indirect sales through Avaya’s business partners. Currently, Avaya continues to sell and support NICE products, however, it may focus on selling the Avaya-branded suite, which could be based on its relationship with our largest competitor or others, and may change the scope and nature of its relationship with us. In addition, we may be unsuccessful at maintaining or expanding our relationship with Avaya’s distribution channels. Avaya may further decide to directly compete with us by offering recording as a standard functionality in the telephony infrastructure systems (recording at the switch), which may have a substantial negative impact on our relationship with Avaya.

These changes may result in a significant reduction of our sales made through Avaya. Furthermore, we also sell our products, either directly or through our other distribution channels, to customers who use Avaya’s infrastructure or operate in Avaya’s environment, and therefore may experience a reduction in sales to these customers, which is broader than Avaya’s direct business with us.

We depend on a small number of significant customers.

        While we do not have a single customer that we regularly depend on, we do have a small number of significant customers in each sector of our business, which could be material to a particular sector of our business. The deferral or loss of a sale to such a customer, could have a material adverse affect on our business and operating results.

We face risks relating to large projects.

        Some of the customer projects for which we offer our security products, solutions and related services are growing in size, especially city center protection projects. The larger and more complex such projects are, the greater the risks associated with such projects. These risks may include our exposure to penalties and liabilities resulting from a breach of contract, our ability to fully integrate our products with third party products, a combination of various technologies and complex environments. In some of these projects we are highly depended upon subcontractors for various planning aspects, solution development, integration, delivery and the successful and timely completion of such projects. Also, we may be held liable for the failure of our subcontractors, from whom we may have no recourse. In addition, there may be more fluctuations in cash collection and revenue recognition with respect to such projects.

In order to successfully compete in all sectors of our business, including security projects awarded through a competitive bid, we may be required to commit to provide certain technologies and solutions which are under development or which we may have to develop, license from a third party, or acquire, specifically for that customer. This may result in technological difficulties that may prevent us from complying with our contractual obligations, exposing us to possible penalties and legal claims, and may affect the profitability of a project, which may have a negative impact on our business, financial condition and results of operations.

We face risks relating to government and governmental entities' contracts.

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

We sell our products and solutions throughout the world and intend to continue to increase our penetration of international markets. In 2007, 2008 and 2009, approximately 98% of our total sales were derived from sales to customers outside of Israel. A number of risks are inherent in international transactions. Our future results could be materially adversely affected by a variety of factors including changes in exchange rates, general economic conditions, regulatory requirements, tax structures or changes in tax laws or practices, and longer payment cycles in the countries in our geographic areas of operations. International sales and operations may be limited or disrupted by the imposition of governmental controls and regulations, export license requirements, political instability, trade restrictions, changes in tariffs and difficulties in managing international operations. We cannot assure you that one or more of these factors will not have a material adverse effect on our international operations and, consequently, on our business, financial condition and results of operations.

Our business could be materially adversely affected as a result of the risks associated with acquisitions and investments. In particular, we may not succeed in making additional acquisitions or be effective in integrating such acquisitions.

As part of our growth strategy, we have made a number of acquisitions over the past few years, including four acquisitions in 2009 and the beginning of 2010 (see Item 5, “Operating and Financial Review and Prospects—Recent Acquisitions” in this annual report), and expect to continue to make acquisitions. We frequently evaluate the tactical or strategic opportunity available related to complementary businesses, products or technologies. The process of integrating an acquired company’s business into our operations and/or of investing in new technologies, may result in unforeseen operating difficulties and large expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business, and which may result in the loss of key customers and/or personnel and expose us to unanticipated liabilities.

Other risks commonly encountered with acquisitions include the effect of the acquisition on our financial and strategic position and reputation, the failure of the acquired business to further our strategies, the inability to successfully integrate or commercialize acquired technologies and achieve expected synergies or economies of scale on a timely basis, and the potential impairment of acquired assets. Further, we may not be able to retain the key employees that may be necessary to operate the business we acquire, and, we may not be able to timely attract new skilled employees and management to replace them. From time to time, we may also need to acquire complementary technologies, whether to execute our strategies or in order to comply with customer needs. There are no assurances that we will be able to acquire or successfully integrate an acquired company, business or technology, or successfully leverage such complementary technology in the market.

Moreover, there can be no assurance that the anticipated benefits of any acquisition or investment will be realized. Future acquisitions or investments could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, and amortization expenses related to intangible assets, any of which could have a material adverse effect on our operating results and financial condition. There can be no assurance that we will be successful in making additional acquisitions or effective in integrating such acquisitions into our existing business. We may also compete with others to acquire companies, and such competition may result in decreased availability of, or increased prices for, suitable acquisition candidates. In addition, for possible commercial and economic considerations, we may not be able to consummate acquisitions that we have identified as crucial to the implementation of our strategy. We may not be able to obtain the necessary regulatory approvals, including those of competition authorities and foreign investment authorities, in countries where we seek to consummate acquisitions. For those and other reasons, we may ultimately fail to consummate an acquisition, even if we announce that we plan to acquire a company.

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

Over the last few years we have established a sales management and service infrastructure worldwide. In Asia and the Pacific (the APAC region), we recruited sales management and service personnel in order to bring about further growth in revenue in the APAC market and expanded our professional services group to include business consultants. Also, in the last couple of years, we have been expanding our presence in Europe and in the Middle East and Africa (the EMEA region) through organic growth and through acquisitions. We have also expanded our presence in the South American region and recruited sales management and service personnel in order to bring about more growth in this region. We may establish additional operations within these regions or in other regions where growth opportunities are projected. However, we cannot assure you that our revenues will increase as a result of this expansion or that we will be able to recover the expenses we incurred in effecting the expansion. In addition, our expansion into markets that may be adversely affected by political or economic instability, major hostilities or acts of terrorism, could contribute to an increase in our operational expenses. Our failure to effectively manage our expansion of our sales, marketing, service and support organizations could have a negative impact on our business. To accommodate our global expansion, we are continuously implementing new or expanded business systems, procedures and controls. There can be no assurance that the implementation of such systems, procedures, controls and other internal systems can be completed successfully.

Our evolving business strategy could adversely affect our business.

Historically we have supplied the hardware and some software for implementing multimedia recording solutions. Our shift towards providing value-added solutions and an enterprise software business model has required and will continue to require substantial change, potentially resulting in some disruption to our business. These changes may include expanded or differing competition resulting from entering the enterprise software market, increased need to expand our distribution network to include system integrators which could impact revenues and gross margins and, as our applications are sold either to our installed base or to new customers together with our recording platforms, the rate of adoption of our software applications by the market.

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

Our recording solutions are based on a computer telephony integrated multi-channel voice recording and retrieval system. We are dependent on the success of our recording solutions to maintain profitability. Our recording solutions currently generate, and in recent years have generated, more than half of our product revenues, and we anticipate that our recording solutions will continue to account for a significant portion of our sales in the next several years, however, there can be no assurance that the recording market will continue to grow. Also, switch manufacturers, such as Avaya and Cisco, have announced their intent to offer recording at the switch, which could result in a significant decline in sales of our recording solutions, which could also result in decline in sales of related applications, or a significant decrease in the profit margin on such solutions, could have a material adverse effect on our business, financial condition or results of operations.

In addition, the trend of customers of enterprises moving from voice to other means of communication (such as e-mail, instant messaging and chat) with the enterprise, may result in a reduction in the demand for our voice recording platform and applications. Furthermore, if such trend continues, our customers may cease to record voice and switch to recording other means of communication. This may have a material adverse affect on our business, financial condition or results of operations.

If the pace of spending by the U.S. Department of Homeland Security and other government and security organizations is slower than anticipated, our security business will likely be adversely affected, perhaps materially.

The market for our security solutions in closed circuit television, or CCTV, continuous recording, public safety and law enforcement is highly dependent on the spending cycle and spending scope of the U.S. Department of Homeland Security, as well as local, state and municipal governments and security organizations in international markets. We cannot be sure that the spending cycle will materialize as we expect and that we will be positioned to benefit from the potential opportunities, especially in light of the current unfavorable economic and market conditions.

We face foreign exchange currency risks.

We are impacted by exchange rates and fluctuations thereof. We are likely to face risks from fluctuations in the value of the NIS, EUR, GBP and other currencies compared to the U.S. dollar, the functional currency in our financial statements. A significant portion of the expenses associated with our Israeli operations, including personnel and facilities related expenses, are incurred in NIS, whereas most of our business and revenues are generated mostly in U.S. dollars, but also in GBP, Euros and other currencies. In addition, a significant portion of the expenses associated with our European operations, are incurred in GBP and EUR. If the value of the U.S. dollar decreases against the NIS, our earnings may be negatively impacted. In 2007 and 2008, the value of the U.S. dollar significantly decreased against the NIS, which caused us to recognize higher dollar expenses. At the end of 2009 the U.S. dollar maintained a similar value to that recorded at the end of 2007 and 2008. In 2008 the GBP and EUR decreased significantly against the U.S. dollar, which negatively impacted our earnings. In 2009 the GBP and the EUR increased slightly against the U.S. dollar. We monitor foreign currency exposure and, from time to time, may use various instruments to preserve the value of sales transactions, expenses and commitments; however, this cannot assure our full protection against risks of currency fluctuations that could affect our financial results. For information on the market risks relating to foreign exchange, please see Item 11, “Quantitative and Qualitative Disclosures about Market Risk” in this annual report.

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

In addition, our quarterly operating results may be subject to significant fluctuations due to other factors, including the timing and size of orders and shipments to customers, variations in distribution channels, mix of products, new product introductions, competitive pressures and general economic conditions. It is difficult to predict the exact mix of products for any period between hardware, software and services as well as within the product category between audio platforms and related applications, transactional related platforms, digital video and communications intelligence. Because a significant portion of our overhead consists of fixed costs, our quarterly results may be adversely impacted if sales fall below management’s expectations. In addition, the period of time from order to delivery of our platforms and applications is short, and therefore our backlog for such products is currently, and is expected to continue to be, small and substantially unrelated to the level of sales in subsequent periods. As a result, our results of operations for any quarter may not necessarily be indicative of results for any future period. Due to all of the foregoing factors, in some future quarters our sales or operating results may be below our forecasts and the expectations of public market analysts or investors.

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

                Historically, our revenues have reflected seasonal fluctuations related to slower spending activities in the first quarter, and the increased activity related to the year-end purchasing cycles of many users of our products. We believe that we will continue to encounter quarter-to-quarter seasonality. The recent economic downturn could have a further impact on our quarter-to-quarter results and backlog.

We operate with certain backlog and we face factors such as timing and volume of orders within a given period that affect our ability to fulfill these orders and to determine the amount of our revenues within the period.

We derive a substantial portion of our sales through indirect channels, making it more difficult for us to predict revenues because we depend partially on estimates of future sales provided by third parties. In addition, changes in our arrangements with our network of channel partners or in the products they offer, such as the introduction of new support programs for our customers, which combines support from our channel partners with back-end support from us, could affect the timing and volume of orders. Furthermore, our expense levels are based, in part, on our expectations as to future revenues. If our revenue levels are below expectations, our operating results are likely to be adversely affected, since most of our expenses are not variable in the short term.

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

Our products and solutions are complex and are deployed in a wide variety of network environments. The proper use of our software requires extensive training and, if our software products are not used correctly or as intended, inaccurate results may be produced. Our products may also be intentionally misused or abused by clients who use our products. The incorrect or improper use of our products or our failure to properly provide professional services and maintenance services, including installation, training, project management, product customizations and consulting to our clients may result in losses suffered by our clients, which could result in negative publicity and product liability or other legal claims against us.

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

Further, since our products are used for compliance recording and operational risk management functions that are often critical to our clients, the licensing and support of our products makes us potentially subject to product liability claims. In particular, some of our customers, including financial institutions, may suffer significant damages as a result of a failure of our risk and financial crime solutions to perform their functions. Although we attempt to limit any potential exposure through quality assurance programs, insurance and contractual terms, we cannot assure that we will be able to eliminate or successfully limit our liability for any failure of our risk and financial crime solutions. Any product liability insurance we carry may not be sufficient to cover our losses resulting from any such product liability claims.  The successful assertion of one or more large product liability claims against us could have a material adverse effect on our results of operations and financial condition.

Inadequate intellectual property protections could prevent us from enforcing or defending our intellectual property and we may be subject to liability in the event our products infringe on the proprietary rights of third parties and we are not successful in defending such claims.

Our success is dependent, to a significant extent, upon our proprietary technology. We currently hold 63 U.S. patents and 78 patents issued in additional countries covering substantially the same technology as the U.S. patents. We have over 121 patent applications pending in the United States and other countries. We rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure and non-competition agreements, as well as third party licenses to establish and protect the technology used in our systems. However, we cannot assure you that such measures will be adequate to protect our proprietary technology, that competitors will not develop products with features based upon, or otherwise similar to our systems, or that third party licenses will be available to us or that we will prevail in any proceeding instituted by us in order to enjoin competitors from selling similar products. Although we believe that our products do not infringe upon the proprietary rights of third parties, we cannot assure you that one or more third parties will not make a contrary claim or that we will be successful in defending such claim.

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

From time to time, we receive “cease and desist” letters alleging patent infringements. No formal claims or other actions have been filed with respect to such alleged infringements, except for claims filed by Dictaphone, Verint America Inc. and Multi-Format, Inc.  (all of which have since been settled and dismissed) and Fair Isaac Corporation  (see Item 8, “Financial Information—Legal Proceedings” in this annual report). We cannot assure you, however, that we will be successful in defending against the pending claim that has been asserted or any other claims that may be asserted. We also cannot assure you that such claim will not have a material adverse effect on our business, financial condition, or operations. Defending infringement claims or other claims could involve substantial costs and diversion of management resources.

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

Pursuant to our manufacturing agreement with Flextronics Israel Ltd., a subsidiary of Flextronics, a global electronics manufacturing, services company, Flextronics provides us with a comprehensive manufacturing solution that covers all aspects of the manufacture of our products from order receipt to product shipment, including purchasing, manufacturing, testing, configuration, and delivery services. This agreement covers all of our products. As a result of these arrangements, we are dependent on Flextronics to process orders and manufacture our products. Consequently, the manufacturing process of our products is not in our direct control.

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

Due to growth or as a result of regular recruitment, we will be required to hire and integrate new employees. Recruiting and retaining qualified engineers and computer programmers to perform research and development and to commercialize our products, as well as qualified personnel to market and sell those products, are critical to our success. As of December 31, 2009, approximately 25% of our employees were devoted to research and product development and approximately 20% were devoted to marketing and sales. There can be no assurance that we will be able to successfully recruit and integrate new employees. There is often intense competition to recruit highly skilled employees in the technology industry. We may also experience personnel changes as a result of our move from multimedia recording equipment towards business performance solutions. An inability to attract and retain highly qualified employees may have an adverse effect on our ability to develop new products and enhancements for existing products and to successfully market such products, all of which would likely have a material adverse effect on our results of operations and financial position. Our success also depends, to a significant extent, upon the continued service of a number of key management, sales, marketing and development employees, the loss of any of whom could materially adversely affect our business, financial condition and results of operations.

If we are unable to maintain the security of our systems, our business, financial condition and operating results could be harmed.

The occurrence, or perception of occurrence, of security breaches in the operation of our business or by third parties using our products could harm our business, financial condition and operating results. Some of our customers use our products to compile and analyze highly sensitive or confidential information. We may come into contact with such information or data when we perform service or maintenance functions for our customers. While we have internal policies and procedures for employees in connection with performing these functions, the perception or fact that any of our employees has improperly handled sensitive information of a customer or a customer’s customer could negatively impact our business. If, in handling this information, we fail to comply with our privacy policies or privacy and security laws, we could incur civil liability to government agencies, customers and individuals whose privacy was compromised. If personal information is received or used from sources outside the United States, we could be subject to civil, administrative or criminal liability under the laws of other countries. In addition, third parties may attempt to breach our security or inappropriately use our products through computer viruses, electronic break-ins and other disruptions. If successful, confidential information, including passwords, financial information, or other personal information may be improperly obtained and we may be subject to lawsuits and other liability. Any internal or external security breaches could harm our reputation and even the perception of security risks, whether or not valid, could inhibit market acceptance of our products.

Our business could be materially adversely affected by changes in the legal and regulatory environment.

Our business, results of operations and financial condition could be materially adversely affected if laws, regulations or standards relating to our products, us or our employees (including labor laws and regulations) are newly implemented or changed. In addition, our revenues would be harmed if we fail to adapt our products to changes in regulations applicable to the business of certain of our clients, such as securities trading, broker sales compliance and anti-money laundering laws and regulations.

There are growing compliance and regulatory initiatives and changes for corporations and public organizations around the world that include both internal and external regulations and are driven by events and concerns such as accounting scandals, security threats and economic conditions. While we attempt to prepare in advance for these new initiatives and standards, we cannot assure that we will be successful in our efforts, that such changes will not influence the demand for our products and services, or that our competitors will not be more successful or prepared than us.

With respect to the telecommunications industry specifically, there may be increased regulations, including with respect to privacy and protection of personal information. Adoption of such regulations may require that we invest in the modification of our solutions to comply with such regulations, cause a reduction in the use of our solutions or subject us or our customers to liability resulting from a breach of such regulations. The adoption of these type of regulations could materially adversely affect our business and results of operations.

In recent years, the European Union issued directives on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, or “RoHS,” and Waste Electrical and Electronic Equipment, or “WEEE”. We are making every effort in order to maintain compliance with these directives, without otherwise adversely affecting the quality and functionalities of our products. The countries of the European Union, as a single market for our products, accounted in 2009 for approximately 16% of our revenues. If our products fail to comply with WEEE or RoHS directives or any other directive issued from time to time by the European Union, we could be subject to penalties and other sanctions that could have a material adverse effect on our results of operations and financial condition. In addition, similar regulations are being formulated in other parts of the world. We may incur substantial costs in complying with other similar programs that might be enacted outside Europe in the future.

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

As a global corporation, we are subject to income and other taxes both in Israel and various foreign jurisdictions. Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses. Additionally, the amount of income taxes paid or accrued is subject to our interpretation of applicable laws in the jurisdictions in which we do business. From time to time, we are subject to income and other tax audits, the timings of which are unpredictable. While we believe we comply with applicable tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes. Should we be assessed additional taxes, there could be a material adverse effect on our results of operations and financial condition.

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

On April 1, 2005, an amendment to the Israeli law which deals with Approved Enterprises came into force. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in such law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment incorporates certain changes to both the criteria and procedure for obtaining “Approved Enterprise” status for an investment program, and changes to the tax benefits afforded in certain circumstances to “Approved Enterprises” under such law (which is referred to as a “Privileged Enterprise” following such amendment). As of December 31, 2009, we have six Approved Enterprise programs and four Privileged Enterprise programs, which are covered by the amendment. While we believe that we meet the statutory conditions as set out in the amendment, there can be no assurance that the tax authorities in Israel will concur. Should it be determined that these Privileged Enterprise programs do not meet the statutory conditions, our provision for income taxes will increase materially.

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

Under Israeli law, products incorporating know-how developed with grants from the OCS are required to be manufactured in Israel, unless prior approval of a governmental committee is obtained. As a condition to obtaining this approval, we may be required to pay to the OCS up to 300% of the grants we received and to repay these grants on an accelerated basis, depending on the portion of manufacturing performed outside Israel. In addition, we are prohibited from transferring to third parties the technology developed with these grants without the prior approval of a governmental committee and, possibly, the payment of a fee. See Item 4, “Information on the Company—Research and Development” in this annual report, for additional information about OCS programs.

Provisions of Israeli law may delay, prevent or impede an acquisition of us, which could prevent a change of control.

Israeli corporate law regulates mergers and tender offers, requires tender offers for acquisitions of shares above specified thresholds and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. These provisions could delay, prevent or impede an acquisition of us. See Item 10, “Additional Information—Mergers and Acquisitions” in this annual report, for additional discussion about some anti-takeover effects of Israeli law.

Risks related to our Ordinary Shares and ADSs

Our share price is volatile and may decline.

Numerous factors, some of which are beyond our control, may cause the market price of our ordinary shares or our ADSs, each of which represents one ordinary share, to fluctuate significantly. These factors include, among other things, announcements of technological innovations, development of or disputes concerning our intellectual property rights, customer orders or new products by us or our competitors, currency exchange rate fluctuations, earnings releases by us, our partners or our competitors, general economic and market conditions, market conditions in the industry and the general state of the securities markets, with particular emphasis on the technology and Israeli sectors of the securities markets.

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

For a summary of our recent acquisitions and dispositions, please see Item 5, “Operating and Financial Review and Prospects—Recent Acquisitions and Dispositions” in this annual report.

Business Overview

           We are a leading global provider of advanced solutions that enable enterprises and security organizations to extract insight from interactions, transactions and surveillance to drive business performance and ensure safety and security. Our solutions enable companies and public organizations to capture, manage, analyze and impact unstructured interaction as well as transactional data, enabling such entities to comply with internal and governmental regulations, enhance business and operational performance and address security threats while increasing situational awareness. Unstructured content includes cross-channel analysis of phone calls, chat, instant messaging, and email interactions to contact centers, trading floors, branches, home agents and back offices, phone calls to emergency service providers and first responders, video captured by closed circuit cameras, radio communications between emergency services’ and first responders’ personnel, internet sessions, email and instant messaging and security management solutions for command and control centers. Our solutions include integrated, scalable, cross-channel recording platforms, cross-channel real-time analytics, software management applications. These solutions address critical business processes and risk management, compliance procedures and security needs of enterprises and security organizations. Our solutions facilitate faster decision-making and real-time analysis and actions, improving business and employee performance, reducing exposure to transactional risks related to financial crime (fraud detection and Anti Money Laundering, or AML), operational risk and compliance activities, and enhancing security and public safety. Our enterprise customers span a variety of industries, such as financial services, telecommunications, healthcare, outsourcers, retail, media, travel, service providers, utilities and others. Our financial crime solutions primarily serve financial services organizations. Our security solutions are tailored to protect city centers, transportation systems, critical infrastructure, enterprise campuses and more. Our solutions are deployed at over 24,000 customers, including over 80 of the Fortune 100 companies.

           For a breakdown of total revenues by products and services and by geographic markets, for each of the last three years, please see Item 5, “Operating and Financial Review and Prospects—Results of Operations.”

Industry Background and Trends

Heightened regulatory and compliance requirements and the need for dispute resolution.    Compliance and regulatory pressures have increased for corporations and public organizations worldwide. These include both internal and external regulations, such as compliance and regulations that may be driven by accounting scandals (e.g., the Sarbanes-Oxley Act), security concerns (e.g., anti-money laundering legislation) and recent events in the financial industry (e.g., the increase in fraud attempts related to wire transfers). In addition, it is important to be able to eliminate and/or resolve communication disputes, such as between counterparties in a securities trade, in an efficient and definitive manner. Existing business intelligence and other IT solutions have addressed these growing challenges to some degree. However, institutions require improved solutions that not only provide better compliance and surveillance, but also more current, real-time information with increased operational visibility. Advanced compliance related solutions enable the reduction of the costs associated with ongoing compliance, improved customer service, while creating the required audit trail for regulatory purposes.

        Increased focus on productivity, operational performance and profitability. In today’s economy, companies are increasingly focused on improving productivity and increasing profitability by creating better-quality customer experiences and through achieving higher efficiencies across the enterprise. These objectives require organizations to better manage their customer, partner and employee relationships, analyze critical customer data, maximize the value of customer interactions and execute customer-focused business processes. Considering the high cost of acquiring new customers and the maturation of many industries, it is increasingly important to maximize revenue from the retention and continued satisfaction of current customers. Similarly, due to the high cost of hiring and training new employees, it is important for organizations to address employee concerns in a timely fashion to maximize employee retention and productivity.

The contact center has emerged as the primary point of an enterprise’s interaction with its customers, rendering it essential to improving customer satisfaction and driving revenue. The importance of the contact center, combined with the growing complexity of the requirements for its effective management stemming from new customer interaction channels, have led to a need for an ever broadening set of operational and management tools. Companies are seeking more advanced and more integrated solutions to address contact center operational efficiency, customer experience, sales and marketing effectiveness, and adherence to policies and regulations.

Companies have historically invested in business intelligence solutions and operational systems which rely on structured transactional data contained in CRM, Enterprise Resource Planning (ERP) and other application databases. Traditional business intelligence solutions unlock value contained in these structured data by collecting historical data, attempting to extract from it patterns which may predict future customer behavior. Recently, however, companies have recognized the value contained in other types of data, including the vast amounts of unstructured content that is generated by ongoing interactions with their customers, employees or partners across the various available channels of interactions. Furthermore, many operational decisions can be greatly enhanced by providing near real-time insight into both transactions and interactions. By employing software-based cross-channel analytics on unstructured content, in combination with data from transactions, companies are able to detect customer intent, often through interactions in which a customer may express concerns or desires or provide other signals of their intentions. Equipped with such an “early detection” system, companies can take proactive measures to reduce customer churn, focus their marketing efforts, stop fraud, and address employee dissatisfaction. By better understanding unstructured data, companies can develop a more comprehensive view across the enterprise, increase revenue and improve service quality, productivity and profitability.

Risk and compliance departments are also facing growing pressure to optimize operations. This results in consolidation of activities across the enterprise and the adoption of more accurate financial crime and compliance tools that can reduce false alarms and the shift to enterprise wide investigation technologies to replace point solutions which were often developed in-house.

        Continued adoption of Internet Protocol and proliferation of multi-channel content.   IP has become the standard for enterprise communications and is being deployed widely. The increasing adoption of IP is expanding the type and volume of interactions between companies and their customers, employees and partners. This proliferation, together with businesses’ replacement of legacy communications systems and related infrastructure, has created additional growth in the need for IP-based communications solutions, while resulting in a higher pressure on prices of recording solutions.

To remain competitive, businesses use email, instant messaging, internet and other multimedia, IP-based communications, such as VoIP, in addition to traditional means of communications, such as mail and analog voice calls. Additionally, VoIP has enabled enterprises to rapidly and economically deploy contact center solutions to branch offices and other remote locations, including to agents working from their homes. Due to these and other trends, the amount and types of communications within businesses have increased substantially. As a result, many businesses are faced with the increasing challenge of better understanding the variety of unstructured multi-channel content generated by these customer, employee and partner interactions. Similarly, we believe the security market is beginning to migrate to multimedia IP-based technologies in an effort to respond to security threats and challenges in a cost-effective and flexible manner, in addition to the general trend of proliferation of security and surveillance sensors.

Increase in real-time financial crime threats.  Rapid growth in the volume, value, speed and complexity of financial transactions has created new business opportunities for financial services firms, but has also created new challenges. As the use of instant remote access channels, such as online, mobile and phone, increases, and new initiatives such as Faster Payments in the UK are instituted, financial services firms must develop the means with which to monitor and address financial crime threats in real-time.  Criminal threats and tactics are on the rise and these industry changes are being exploited by the criminal community, making legacy batch solutions obsolete.  This shift is beginning to impact the priorities and day-to-day operations of fraud, AML and risk management groups across financial services firms by requiring stronger real-time and cross-channel alignment and integration, more sophisticated detection and prevention capabilities, as well as technology that can very quickly adapt and evolve with the changing risk landscape.

Security challenges for public safety, homeland security and intelligence agencies. Terrorist attacks around the world have significantly changed the geopolitical landscape and created long-term consequences for public safety, security and intelligence agencies. In addition, transportation organizations, local authorities and government-related organizations have become increasingly aware of the benefits technology can provide in the areas of crime prevention and public safety. These organizations face new challenges in detecting, protecting against and effectively responding to more sophisticated and complex threats. Organizations are also facing vast amounts of sources and information, which make it more difficult to ‘connect the dots’ and act efficiently. As a result of these global trends, the challenge of storing, managing and analyzing vast amounts of multimedia content generated by traditional and IP-based communications captured by an increasing variety of detection devices is growing. Emergency services and public organizations require increasingly sophisticated solutions to analyze content in order to strengthen the measures they take for public safety and security.

        Emerging needs for holistic situational awareness and event management in the security market.  The number and variety of physical security sensors is growing substantially, with public and private organizations deploying security systems, such as surveillance cameras and access control and intrusion detection sensors. Organizations, municipalities and governmental entities are struggling to eliminate the number of information silos created by deployment of redundant security systems. These silos limit the control room operators’ ability to gain a cohesive and unified picture of situations. The lack of unified solutions undermines the ability to take decisive actions; furthermore, the lack of adequate tools for sharing information in real time between the various field security personnel, emergency forces and law enforcement agencies, among others, can substantially prolong response time and reduce the probability of successful event mitigation.

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

Our Strategy

The key elements of our strategy include the following:

Drive adoption of cross-channel and cross-sensor analytics solutions across all lines of business. We intend to continue to address the growing unmet need to capture, manage, analyze and impact structured and unstructured data from multiple channels in a more accurate and timely fashion in a wide variety of business and operational environments. Furthermore, we aim to drive the combination of such insight, both in real-time, in order to impact the customer processes while they occur and increase their top-line (creating up-sale/cross-sale opportunities), and in off-line analysis, in order to optimize and improve customer experience related processes,  to provide enterprises and organizations with a more complete and timely view of their operations. Accordingly, we plan to continue to target these opportunities through focused sales and marketing, by developing industry specific applications that are enabled or greatly enhanced by convergence analytics, and by providing value-added services that facilitate the implementation of our solutions. Moreover, we plan to continue to invest in research and development and strategic alliances to enhance our industry-leading solutions and deliver superior insight to drive improved operational and business results. We will continue to leverage the technology, operational and partnership synergies we derive from serving both the enterprise and the security markets.

Continue to lead the evolution of the contact center beyond its traditional market and expand our differentiated end-to-end suite. With the increasing strategic importance and complexity of the contact center, customers have a growing need for comprehensive management solutions. We believe our set of integrated and modular tools and business solutions for contact center management represent a differentiated approach and value for our customers. Furthermore, we aim to develop industry specific business solutions to enable our customers to transform from a cost center to a profit center, increasing our ability to answer industry specific needs. We intend to augment and expand our offering of end-to-end solutions to maintain our industry leadership position.

Further enhance our position as the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry. Following our acquisition of Fortent, Inc. (please see Item 5, “Operating and Financial Review and Prospects—Recent Acquisitions and Dispositions” in this annual report) and its addition to our Actimize Ltd. (“Actimize”) business, we continue to build the largest and broadest risk and financial crime solutions provider. The consolidation of financial crime management, coupled with the industry’s evolution towards enterprise risk and compliance systems, need to monitor all channels, growing regulatory pressure and focus on costs reduction and productivity improvement, all point in the same direction. There is an opportunity for a vendor to emerge as the default choice for enterprise-wide cross-channel financial crime, risk and compliance solutions. We intend to augment and expand our offerings in this market to meet the growing needs of the industry and maintain our market leadership position.

Drive deployment of end-to-end security solutions. Following the acquisition of Orsus, we are now in a unique position to deliver a comprehensive solution that complements our proven Video Surveillance, Public safety and multimedia reconstruction capabilities, with an advanced security management solution that offers complete situational awareness. This end-to-end solution addresses market demand for a unified solution that eliminates information silos and enables security personnel to proactively mitigate risks through effective execution of optimal security operational procedures. We intend to leverage this broad solution portfolio to strengthen our market leadership and accelerate the penetration into transportation, critical facilities, government institutes and corporate facilities markets, while expanding the offering to our existing installed base.

Drive deployment of our solutions through value-added services.   Our customers face diverse business and deployment challenges. We continuously develop our professional service organization that helps our customers capture the full value from our solutions. We help our customers analyze their business issues and re-engineer critical processes to address their specific needs. These value-added services should allow us to accelerate the market penetration of our advanced solutions and expand our offering to our installed base.

Expand and leverage our existing customer base, strategic alliances and global infrastructure. With over 24,000 customers in more than 150 countries, including over 80 of the Fortune 100 companies, we believe there are abundant opportunities to up-sell and cross-sell within our existing customer base by increasing their use of the full breadth of our solutions and by migrating them to our next-generation portfolio. We also have strong strategic relationships with industry leaders such as Avaya Inc., Cisco, FIS, Honeywell International Inc., IBM, IPC Systems, Inc., Motorola, Inc. and Orange Business Services. We intend to continue to leverage these relationships and invest in nurturing new strategic alliances to increase the value of our solutions to our customers, to strengthen our channels to market and to enhance our market position. We have a global infrastructure that can support, directly or through our partners, customers around the world 24 hours a day, seven days a week. We intend to utilize this infrastructure to address the growing needs of our customers.

Continue to pursue selective acquisitions. We have a successful acquisition history spanning thirteen transactions over the past eight years. We intend to continue augmenting our organic growth through additional acquisitions that broaden our product and technology portfolio, expand our presence in selected vertical markets and geographic areas, broaden our customer base, and increase our distribution channels and vertical market access. We believe our acquisition strategy is aligned with our customers’ desire to procure broader, higher value solutions from a smaller group of strategic vendors.

Our Solutions

We have developed fully integrated solutions that include software applications and hardware components that can be deployed in a modular manner. This flexibility allows our customers to incorporate additional functions and capabilities as their business or operational needs change. The key features of our solutions include:

Ability to capture, manage, analyze and act upon vast amounts of complex, unstructured cross-channel content in real-time. Our solutions capture and store a wide variety of unstructured cross-channel content, allowing both our enterprise and security customers to capture valuable interaction data. They are designed to optimally manage the storage and retrieval of unstructured data within centralized data storage warehouses, which maximizes the efficiency of our customers’ networked environments. Our solutions can be integrated with various enterprise software applications and storage systems. As a result, our solutions enable our customers to capture and manage efficiently and reliably the vast amounts of unstructured data that are generated by their daily operations. This allows our customers to gain insight, improve profitability, enhance operational effectiveness and meet compliance and regulatory requirements and allows our security customers to create situational awareness, manage events and investigate them.

End-to-end management and optimization of the contact center. We provide a wide set of solutions that provide the enterprise with a comprehensive view of the contact center and powerful management capabilities. Our comprehensive product offering enables the enterprise to address the essential management functions required in the contact center, including quality monitoring, workforce management, performance management, analytics and unified dashboards and reporting. These modular applications can be deployed separately or as a single unified solution depending on the customer’s needs. Our solutions enable organizations to:

●	Streamline and improve contact center operations, focusing on its agent and enterprise performance;

●	monitor and improve contact center business performance and customer satisfaction related processes;

●	comply with regulations and policies as they pertain to capturing, archiving, and retrieving of customer interactions.

●	identify training requirements and other necessary improvements;

●	allocate the appropriate workforce level and skills to optimize customer service; and

Deriving insights utilizing proprietary multi-dimensional cross-channel analytic capabilities. We have developed advanced multi-dimensional cross-channel analytics and business solutions that allow our customers to derive critical insights from the vast amounts of unstructured data that they capture. In the enterprise sector, our multi-dimensional analytics enable the analysis of interactions from a wide variety of interaction channels, including phone, chat, instant messaging, surveys, and email. For example, our solutions can analyze context intonation, sentiment, emotion level and key phrases used in a voice interaction, as well as unstructured text. This analysis enables our customers to detect early signs of customer churn, gain valuable information about competitors, and identify critical market information, thereby driving the opportunity for increased revenue, profitability and productivity. Through video content analysis provided by our solutions, our security customers are able to identify suspicious objects or behavior more quickly and effectively in order to better respond in real-time to threats, prevent intrusions, detect irregular behavior, reduce crime and accelerate investigations.

Enterprise-wide risk management platform with dozens of specific compliance, fraud prevention and money laundering specific solutions. Our Actimize solutions are based on a scalable, proprietary software platform and flexible applications that address hundreds of compliance, fraud and money-laundering scenarios. Used by a majority of the world’s largest financial institutions, including the world’s 10 largest banks, Actimize solutions monitor billions of transactions a day, analyzing high volumes of complex data on a real-time basis and enabling customers to detect anomalous transactions, generate alerts and facilitate corrective action.

End-to-end security solutions. We integrated a suite of security management solutions that address organizations’ complete security needs –  from real-time threat detection and verification to post incident investigation and resolution. Many of the world’s largest and busiest airports, transportation centers and transit companies, as well as government agencies and first responders, use our security solutions to monitor, manage and enhance security in every aspect of their operations. Our intelligent surveillance solutions can instantaneously alert customers to potential security threats, leading to a more timely and informed response. In the public safety sector, our solutions, experience and know-how are helping teams work smarter and faster – to detect threats, mobilize resources, investigate incidents and prosecute criminals. With our intelligent video solutions, teams stay a step ahead of critical incidents, through real-time intelligence delivered to command and control centers and responders. Our security management solutions also link disparate systems, data sources and departments to streamline incident reconstructions and investigations. Top financial companies, educational institutions, correctional facilities, utilities, casinos, and other critical infrastructure sites also rely on our end-to-end security solutions to improve safety and security, reduce risk and losses, and enhance operational performance and business results.

Managing the complete incident life cycle. Our Situation Management solution enables situation planning, response and analysis for security, safety and emergency events, minimizing the risk of human error that can lead to financial loss, injury, and damage to public image. This solution integrates and correlates information from multiple and diverse systems across the enterprise and coordinates the response actions ensuring that everyone in the operational chain knows what is happening and what to do.

Products

Our offerings to the enterprise sector include a suite of business solutions that address specific business issues, powered by best-in-class functional components spanning interaction recording, quality management, cross-channel and real-time interaction analytics, workforce management, performance management and customer feedback. The business solutions capture, analyze and impact customer interactions across a variety of channels, from audio, email and chat to social media and text messaging.  The solutions include nine packaged offerings: Customer Churn Reduction, Sales Effectiveness, Customer Experience, Marketing Effectiveness, Collections Optimization, Quality Optimization, First Contact Resolution Optimization, Handle Time Optimization, and Compliance Management.  These solutions can be deployed on premise, in a hosted model, or via a managed service, and can be implemented stand-alone or fully integrated with CRM and business intelligence solutions.

Our financial crime (fraud detection and AML), operational risk and compliance solutions for financial institutions are built on the Actimize core software platform, incorporating a graphical development interface and case management dashboard with a real-time analytics detection engine. Our securities trading and broker sales practices compliance applications identify high-risk activities by monitoring and correlating various data elements including transactions, accounts and trader information, as well as interactions and market activities. Our fraud prevention solutions pinpoint suspicious patterns and abnormal behavior amongst large amounts of data to assist in the identification of financial crimes, both internal (such as employee fraud or rogue trading) and external (such as online and call center fraud, payment fraud, ATM fraud and more).  Our AML solutions help institutions detect suspicious money transfer activities and money laundering related issues with new accounts (in alignment with Know Your Customer and Customer Due Diligence regulations), as well as combat the financing of terrorism by monitoring transactions against watch and sanction lists to identify the activities of known criminals. Our AML applications include transaction monitoring and suspicious activity reporting for all types of financial services institutions, including securities, banking, insurance, credit card and money services industries. We also provide enterprise-wide case management and investigation applications that are used by our clients to aggregate, analyze and investigate risk related cases across the organization.

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

Products	Markets Served	Purpose

NICE SmartCenter	Enterprise	Leverages the synergies of the combined capabilities of NICE Perform, NICE Quality Management, NICE Interaction Analytics, NICE Feedback, IEX TotalView and Performance Manager, as detailed below.

NICE Perform Interaction Recording	Enterprise
Records customer interactions with contact center agents, financial trading floors, investment banking and enterprises, with a separate suite of applications for contact centers and investment banking, including for organizations that have a relatively small number of input channels

NICE Perform eXpress (NPX)	Enterprise	Brings the capabilities of Nice Perform into a single box, low TCO solution based on commercial hardware for small businesses or small systems.

NICE Quality Management	Enterprise
Delivers comprehensive tools for implementing a multifaceted quality program encompassing agents, supervisors, evaluators and managers, and the ability to improve the quality and effectiveness of customer interactions in contact centers

NICE Interaction Analytics	Enterprise
Utilizes a multi-dimensional analysis approach to analyze customer interactions across communication channels and provide automated business insight and root cause analysis based on speech analytics, E-mail and chat analysis, call flow analysis, screen content analysis and integration with CRM data

NICE Real-Time Guidance	Enterprise
Leverages Interaction Analytics in order to provide “next best action” recommendations to the agent in real-time during a phone or chat interaction with a customer, popping up contextually relevant instructions to the agent within call-out windows.

NICE Packaged Business Solutions	Enterprise
A comprehensive set of out-of-the-box solutions designed to address common contact center challenges, including Customer Churn Reduction, Sales Effectiveness, Customer Experience, Marketing Effectiveness, Collections Optimization, Quality Optimization, such as First Contact Resolution and Average Handling Time. The Packaged Business solutions are designed to provide immediate value, reduce deployment time and significantly improve return on investment

NICE Feedback	Enterprise
Advanced solution for collecting real-time customer feedback after a call or any other type of interaction with the organization. It enables businesses to enhance customer satisfaction, calibrate quality measurements and optimize processes

NICE IEX Workforce Management	Enterprise and Security
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

Actimize Fraud Prevention Suite	Enterprise - Financial Institutions (securities, banking)
A comprehensive suite of focused cross-channel fraud prevention solutions, available individually or as an integrated whole, used in both real-time and batch processing to detect and prevent the following types of fraud:
●  Remote banking (web, phone and more)
●  Remote brokerage
●  Commercial & retail payments (wire, ACH and more)
●  Employee fraud
●  Credit and ATM/debit card
●  Deposit fraud
●  Rogue trading

Actimize Anti-Money Laundering Suite	Enterprise - Financial Institutions (securities, insurance, banking), Government Regulatory Bodies
An end-to-end suite of solutions that are available individually or as an integrated whole used to monitor and identify suspicious activities for customers and facilitate regulatory compliance processes.  The solutions monitor for the following:
●  Suspicious transactions
●  Know Your Customer and ongoing customer due diligence
●  Sanctions lists and terrorist financing matches

Actimize Brokerage Compliance Suite	Enterprise - Financial Institutions (securities), Government Regulatory Bodies
Packages and solutions that enable firms to effectively adhere to global regulatory requirements and organizational standards.  By monitoring a comprehensive range of financial products to prevent, detect, and deter non-compliant activities and improve risk and compliance performance in areas such as:
●  Institutional surveillance
●  Retail surveillance
●  Employee surveillance
●  MiFID compliance

Actimize Enterprise Risk Case Manager	Enterprise - Financial Institutions (securities, insurance, banking), Government Regulatory Bodies
A centralized platform for holistic case and alert management that enables an enterprise-wide approach to risk and compliance operations management. The solution consolidates information from any existing detection system into a single, user-friendly application for managing alerts, cases, investigations, regulatory reporting, financial losses, oversight, and more

Mirra IV	Enterprise and Security	Provides small recording system that is suited to simple recording applications in which it can record up to 48 channels of voice traffic from a wide variety of analog and digital interfaces

NICE Inform	Security
Provides information management solution for comprehensive management of multimedia interactions for security command and control centers, enables effective management of multimedia incident information from various sources, for faster incident reconstruction, greater insight and improved response

NiceVision Net	Security	Provides a complete solution for IP video security, including encoders, decoders and network video recorders

NiceVision ControlCenter	Security	Provides an advanced control room management and network-based digital video matrix

NiceVision Analytics	Security	Provides a set of video content analytics applications for automated detection of threats, safety and operational related events

NiceVision Digital	Security	Provides a portfolio of digital video recorders for different capacities and performance requirements

NiceVision SafeRoute	Security	Provides a solution for mobile video surveillance onboard public transport vehicles

NICE Situator	Security	Solidifies data from desperate security systems to deliver common operational picture and rapid and collaborated response

FAST alpha Silver	Security	Provides high quality digital video monitoring and recording solution for large to mid-size applications

NiceTrack	Security	Provides interception, delivery, monitoring, collection and advanced analysis of telecommunication interactions

Strategic Relationships

We have a dedicated sales organization for all of our products. In certain regions, most significantly, North America, a substantial part of our sales are made directly, while in other regions, most notably, Asia Pacific, sales are made through our distribution channels. In addition, we partner with leading companies to deliver and support our solutions. For our contact center customers, we have entered into global distribution agreements as well as alliance and partnership programs with leading vendors including Avaya, BT and Cisco. Our agreement with Avaya is a framework agreement with industry standard terms for transactions in the ordinary course of business. The agreement is non-exclusive and automatically renews for successive one year periods.

        In the financial institutions market, we have established marketing, sales and support arrangements with leading suppliers of complementary products and services, including, among others, BT Group PLC, FIS, IBM, IPC and Orange Business Services. These companies market and distribute our products to their customers either as stand-alone solutions or as integrated parts of their own solutions. In the security markets, we have formed alliances for the co-marketing, distribution and implementation of our products with leading companies including Honeywell, Motorola, Northrop Grumman, PlantCML, Raytheon Company and Siemens, among others.

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

We have introduced a broad professional services portfolio for the rendering of professional services and consultancy services, in addition to our legacy services to support the NICE SmartCenter suite of software applications. Such services include installation, training, project management and customization. These value added services enable our customers to improve their business processes, business analysis, operational efficiency and the services they provide to their customers.

Our systems are generally sold with a warranty for repairs of hardware and software defects and malfunctions. Our customers may renew maintenance agreements from our dealers or directly from us. The latest software maintenance agreements generally provide for maintenance, unspecified upgrades of standard system software (on a when-and-if-available basis) and on-site repair or replacement. Our software maintenance program includes an enhancement support program with ongoing delivery of “like-for-like” unspecified upgrade releases.

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

We manufacture our products through subcontractors. Under a manufacturing agreement with Flextronics Israel Ltd. ("Flextronics"), a subsidiary of a global electronics manufacturing, services company, Flextronics provides us with a turnkey manufacturing solution including order receipt purchasing, manufacturing, testing, configuration, inventory management and delivery to customers. This agreement covers all of our product lines, including our voice recording family of products, our video product lines, our upgrade lines and our spare parts and return material authorization (RMA). NICE is entitled to, and exercises, various control mechanisms, and supervision over the entire production process. In addition, Flextronics is obligated to ensure the readiness of a back-up site, in the event that the main production site is unable to operate as required. We believe this outsourcing agreement provides us with a number of cost advantages due to Flextronics’ large-scale purchasing power, and greater supply chain flexibility.

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

        We have qualified for and received the ISO-9001:2000 quality standard for a significant portion of our products, as well as the ISO 27001 and ISO 14001:2004 certifications.

Research and Development

We believe that the development of new products and the enhancement of existing products are essential to our future success. Therefore, we intend to continue to devote substantial resources to research and new product development, and to continuously improve our systems and design processes in order to reduce the cost of our products. Our research and development efforts have been financed through our internal funds and programs sponsored through the Government of Israel and the European community. We believe our research and development effort has been an important factor in establishing and maintaining our competitive position. Gross expenditures on research and development in 2007, 2008 and 2009 were approximately $63.3 million, $83.3 million and $82.4 million, respectively, of which approximately $2.7 million, $3.6 million and $3.8 million, respectively, were derived from third-party funding, and $1.0 million, $1.3 million and $1.2 million, respectively, were capitalized software development costs.

In 2009, we were qualified to participate in nine programs funded by the Office of the Chief Scientist, or OCS, of the Israeli Ministry of Industry, Trade and Labor to develop generic technology relevant to the development of our products.  Such programs are approved pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, or the Research and Development Law, and the regulations promulgated thereunder. We were eligible to receive grants constituting between 40% and 66% of certain research and development expenses relating to these programs. Some of these programs are members of  programs approved for companies with large research and development activities and some of these programs are members of certain Magnet consortiums.  Accordingly, the grants under these programs are not required to be repaid by way of royalties.  However, the restrictions of the Research and Development Law described below apply to these programs. In 2007, 2008 and 2009, we received a total of $2.0 million, $3.5 million and $3.6 million from the OCS programs, respectively, and we anticipate receiving approximately $0.5 million in 2010 from 2009 programs.

We previously received grants from the OCS under its “standard” programs, usually constituting a grant of up to 50% of certain approved research and development expenses, for the research and development of certain approved technology. Under the terms of these programs, a grant recipient is required to pay royalties of 3% to 5% of the net sales of products incorporating technology developed in, and related services resulting from, a project funded by the OCS. Generally, the royalties are required to be paid beginning with the commencement of sales of such products and ending when 100% of the grant is repaid in NIS, linked to the U.S. dollar plus LIBOR interest. In 2009 and 2008 we received no such grants.  In 2007 we received grants in the amount of $0.8 million, solely with respect to Actimize’s standard OCS program. Upon the acquisition of Actimize, we decided to terminate the royalty bearing obligations under Actimize’s standard OCS program. In March 2008, we paid the OCS $4.4 million in respect of the outstanding royalty obligations under such program. Notwithstanding the termination of such royalty obligations, the restrictions of the Research and Development Law described below still apply to this program.

The Research and Development Law generally requires that the product incorporating know-how developed under an OCS-funded program be manufactured in Israel. However, upon the approval of the OCS, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased, which increase might be up to 300% of the grant (depending on the portion of the total manufacturing volume that is performed outside of Israel). The OCS is also authorized to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. However, upon notification to the OCS, up to 10% of the grant recipient’s approved Israeli manufacturing volume, measured on an aggregate basis, may be transferred out of Israel. The Research and Development Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the OCS is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the OCS whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount will be required in such cases.

The Research and Development Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the OCS. Such approval is not required for the sale or export of any products resulting from such research or development. The Research and Development Law further provides that the know-how developed under an approved research and development program may not be transferred to any third party outside Israel, except in certain circumstances and subject to prior OCS approval. The OCS may approve the transfer of OCS-funded know-how outside Israel in the following cases: (a) the grant recipient pays to the OCS a portion of the sale price paid in consideration for such OCS-funded know-how (according to certain formulas); or (b) the grant recipient receives know-how from a third party in exchange for its OCS-funded know-how; or (c) such transfer of OCS-funded know-how arises in connection with certain types of cooperation in research and development activities.

The Research and Development Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient.  The law requires the grant recipient and its controlling shareholders and non-Israeli interested parties to notify the OCS of any change in control of the recipient, or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient, and requires the new non-Israeli interested party to undertake to the OCS to comply with the Research and Development Law.  In addition, the rules of the OCS may require prior approval of the OCS or additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company.  “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer.  An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.  Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares or ADSs will be required to notify the OCS that it has become an interested party and to sign an undertaking to comply with the Research and Development Law.

           The funds available for OCS grants out of the annual budget of the State of Israel were reduced in recent years, and the Israeli authorities have indicated in the past that the government may further reduce or abolish OCS grants in the future.  Even if these grants are maintained, we cannot presently predict what would be the amounts of future grants, if any, that we might receive.

    In the past we were selected to participate in the European Community Framework Programme for Research, Technological Development and Demonstration, which funds and promotes research. There are no royalty obligations associated with receiving such funding. From time to time we may apply for new grants under the Framework Programme.

Intellectual Property

   We currently rely on a combination of trade secret, patent, copyright and trademark law, together with non-disclosure and non-compete agreements, to establish and/or protect the technology used in our systems.

           We currently hold 63 U.S. patents and 78 patents issued in additional countries covering substantially the same technology as the U.S. patents. We have over 121 patent applications pending in the United States and other countries. We believe that the improvement of existing products, and the development of new products are important in establishing and maintaining a competitive advantage. We believe that the value of our products is dependent upon our proprietary software and hardware continuing to be “trade secrets” or subject to copyright or patent protection. We generally enter into non-disclosure and non-compete agreements with our employees and subcontractors. However, there can be no assurance that such measures will protect our technology, or that others will not develop a similar technology or use technology in products competitive with those offered by us. Although we believe that our products do not infringe upon the proprietary rights of third parties, there can be no assurance that one or more third parties will not make a contrary claim or that we will be successful in defending such claim.

From time to time, we receive “cease and desist” letters claiming patent infringements. However, no formal claims or other actions have been filed with respect to such alleged infringement, except for claims filed by Dictaphone, Verint America Inc. and Multi-Format, Inc. (all of which have since been settled and dismissed) and Fair Isaac Corporation (for further information please see Item 8, “Financial Information—Legal Proceedings” in this annual report). We cannot assure you, however, that we will be successful in defending such claims, if asserted, or that infringement claims or other claims, if asserted, will not have a material adverse effect on our business, financial condition and results of operations.  Defending infringement claims or other claims could involve substantial costs and diversion of management resources.  In addition, to the extent we are not successful in defending such claims, we may be subject to injunctions with respect to the use or sale of certain of our products or to liabilities for damages and may be required to obtain licenses which may not be available on reasonable terms.

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

Regulation

Export Restrictions

The export of certain defense products from Israel, such as our NiceTrack line of products, requires a permit from the Israeli Ministry of Defense.  In addition, the sale of products to certain customers, mostly armed forces, also requires a permit from the Israeli Ministry of Defense.  In 2009, the vast majority of our sales were not subject to such permit requirements. To date, we have encountered no difficulties in obtaining such permits. However, the Ministry of Defense notifies us from time to time not to conduct business with specific countries that are undergoing political unrest, violating human rights or exhibiting hostility towards Israel. We may be unable to obtain permits for our defense products we could otherwise sell in particular countries in the future.

We may also be subject to applicable export control regulations in other countries from which we export goods and services, including the United States. Such regulations may apply with respect to product components that are developed or manufactured in the United States, or with respect to certain content contained in our products. There are restrictions that apply to software products that contain encryption functionality, especially in the United States and Israel. In the event that our products and services are subject to such controls and restrictions, we may be required to obtain an export license or authorization and comply with other applicable requirements pursuant to such regulations.

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

Competition

The market for our enterprise interaction solutions is highly competitive and includes numerous products offering a broad range of features and capabilities. As the market is still developing, we anticipate that a number of our existing and potential competitors will be introducing new and enhanced products. Some of our competitors in the digital voice recording and contact center solutions include, among others, Aspect Software, Inc., Autonomy Corp. (formerly e-talk), Cybertech International, eLoyalty, Genesys Telecommunicatons, Nexidia and Verint Systems Inc.

We believe that competition in the evolving enterprise interaction solutions market is based on a number of factors related to the product offering and business model. With respect to products, we consider breadth of offering, application functionality, system performance and reliability, the ability to integrate with a variety of external computer and communications systems and ease of use as key factors. With respect to the business model, we consider marketing and distribution capacity, price and global service and support capacity as key factors. We believe that NICE solutions have a competitive advantage based on their ability to service large, multi-site, multi-channel contact centers and their holistic integration of various unstructured data sources, their ability to extract insight with a multi-dimensional approach, their wide-range connectivity and compatibility with telephone and computer networks and their ease of use. We believe that we have a competitive advantage because of the strength of our installed customer base, size and capabilities of our global distribution network, our business partners, and our global service and support capacity.

The market for operational and transactional risk management software for financial services institutions, which has emerged only in recent years, is highly competitive and fragmented.  The market is influenced by the introduction of new regulations and financial crime patterns impacting the financial services industry.  While no single company competes with us across all of our solution areas, we face significant competition with respect to each solution that we offer. We believe that the principal competitive factors in this market include our deep domain expertise, speed of development, ability to provide service across the enterprise using one core platform and our ability to serve specific “point” solutions. Our software solutions compete with software internally developed by financial services institutions, as well as software and other solutions offered by commercial competitors, that include ACI Worldwide, FICO, Mantas, Inc., Norkom Group plc, Oracle Corporation, SAS Institute Inc. and Sungard Data Systems Inc.

Traditionally, public safety customer voice recording requirements for emergency phones and radio were relatively basic. As the command and control center is becoming more complex and advanced systems are being deployed, and as more trunk radio and IP-based systems are offered, the recording system has to be integrated with these systems. Our ability to deliver a more integrated and sophisticated recording system that can capture voice, video, data and meta-data information from trunk radio systems and computer aided dispatch, or CAD, systems, positions our products above the competition mainly in the large high-end emergency centers. In addition, we believe that applications for scenario reconstruction of an incident connecting multimedia sources (including voice), video, data, GIS and meta-data together give us an advantage over the competition. Some of our competitors in the public safety market include ASC Telecom, AudioSoft, CyberTech International, Redbox Recorders and Verint Systems.

There are several competitors who have products that compete with our video platform and applications. Our main competitors in this market are Bosch, Genetec Inc., IndigoVision, Milestone Systems A/S, ONSSI, Schneider Electric (formerly Pelco) and Verint Systems.  We believe that our approach to provide a full solution based on our self-developed recording, management software, networking devices and real-time content analysis, as well as open interfaces to third party devices and applications, creates a competitive advantage in this market.

There are a number of competitors in the telecommunications monitoring market, having products competing with our NiceTrack system, the major ones being Atis, ETI, JSI Telecom, Pen-link Ltd., SS8 Networks, Inc., Trovicor and Verint Systems. We believe that our solution offers innovations that provide law enforcement agencies and intelligence organizations the tools and capabilities they require to meet the challenges of today’s advanced telecommunications world.

Organizational Structure

The following is a list of all of our significant subsidiaries, including the name, country of incorporation or residence, and the proportion of our ownership interest in each.

Name of Subsidiary	Country of Incorporation or Residence	Percentage of Ownership Interest
Nice Systems Australia PTY Ltd.	Australia	100%
NICE Systems Technologies Brasil LTDA	Brazil	100%
NICE Systems Canada Ltd.	Canada	100%
Nice Systems S.A.R.L.	France	100%
NICE Systems GmbH	Germany	100%
NICE APAC Ltd.	Hong Kong	100%
NICE Systems Kft	Hungary	100%
Nice Interactive Solutions India Private Ltd.	India	100%
Nice Technologies Ltd.	Ireland	100%
Actimize Ltd.	Israel	100%
STS Software Systems (1993) Ltd.	Israel	100%
Actimize Japan KK Limited	Japan	100%
Nice Japan Ltd.	Japan	100%
Fortent Japan KK	Japan	100%
IEX Corporation BV	Netherlands	100%
Nice Systems (Singapore) Pte. Ltd.	Singapore	100%
Nice Switzerland AG	Switzerland	100%
Actimize UK Limited	United Kingdom	100%
Fortent Limited	United Kingdom	100%
NICE CTI Systems UK Ltd.	United Kingdom	100%
Actimize Inc.	United States	100%
Fortent Americas, Inc.	United States	100%
IEX Corporation	United States	100%
Nice Systems Inc.	United States	100%
Nice Systems Latin America, Inc.	United States	100%

Property, Plants and Equipment

Our executive offices and engineering, research and development operations are located in Ra’anana, Israel, where we occupy the following facilities:

●
Ra’anana Central Offices, which occupies approximately 140,000 square feet of space, pursuant to a lease expiring in 2013.  The annual rent and maintenance fee for the facility is approximately $3.4 million, paid partially in NIS linked to the Israeli consumer price index and partially linked to the U.S. consumer price index.

●
North Ra’anana NICE offices, which occupies approximately 90,000 square feet, pursuant to a lease expiring in 2013. The annual rent and maintenance fee for this additional facility is approximately $2.28 million, paid in NIS and linked to the Israeli consumer price index.

●
North Ra’anana Actimize offices, which occupies approximately 30,000 square feet, pursuant to a lease expiring in September 2011. The annual rent and maintenance fee for this facility is approximately $650,000, paid in NIS and linked to the Israeli consumer price index.

We have leased various other offices and facilities in several other countries.  Our material leased facilities consist of the following:

●
Our North American headquarters in Rutherford, New Jersey, which occupy approximately 36,700 square feet. We also have two additional offices in New York, which occupy approximately 13,000 square feet and 15,000 square feet, respectively;

●
Our office in Denver, Colorado, which occupies approximately 30,775 square feet. The lease for this office expires during September 2010 and we have leased a new office in Denver, which occupies approximately 27,063 square feet, with the lease becoming effective as of April 2010;

●	Our office in Richardson, Texas, which occupies approximately 37,564 square feet.

●	Our office in Southampton, UK, which occupies approximately 23,428 square feet; and

●	Our office in Hong Kong, which occupies approximately 9,506 square feet.

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

Overview

We are a leading global provider of advanced solutions that enable enterprises and security organizations to extract insight from interactions, transactions and surveillance to drive business performance and ensure safety and security. Our solutions enable companies and public organizations to capture, manage, analyze and impact unstructured interaction as well as transactional data, enabling such entities to comply with internal and governmental regulations, enhance business and operational performance and address security threats while increasing situational awareness. Unstructured content includes cross-channel analysis of phone calls, chat, instant messaging, and email interactions to contact centers, trading floors, branches, home agents and back offices, phone calls to emergency service providers and first responders, video captured by closed circuit cameras, radio communications between emergency services’ and first responders’ personnel, internet sessions, email and instant messaging and security management solutions for command and control centers. Our solutions include integrated, scalable, cross-channel recording platforms, cross-channel real-time analytics, software management applications. These solutions address critical business processes and risk management, compliance procedures and security needs of enterprises and security organizations. Our solutions facilitate faster decision-making and real-time analysis and actions, improving business and employee performance, reducing exposure to transactional risks related to financial crime (fraud detection and Anti Money Laundering, or AML), operational risk and compliance activities, and enhancing security and public safety. Our enterprise customers span a variety of industries, such as financial services, telecommunications, healthcare, outsourcers, retail, media, travel, service providers, utilities and others. Our financial crime solutions primarily serve financial services organizations. Our security solutions are tailored to protect city centers, transportation systems, critical infrastructure, enterprise campuses and more. Our solutions are deployed at over 24,000 customers, including over 80 of the Fortune 100 companies.

Our products are sold primarily through a global network of distributors, system integrators and strategic partners; a portion of product sales and most services are sold directly to end-users. One distributor accounted for less than 10% in 2009 and approximately 13% in 2007 and 2008.

Recent Acquisitions

The following acquisitions were accounted for by the purchase method of accounting, and, accordingly, the purchase price for each acquisition was allocated to the assets acquired and liabilities assumed based on their respective fair values. The results of operations related to each acquisition are included in our consolidated statement of income from the date of acquisition.

On January 11, 2010, we completed the acquisition of certain assets and liabilities of Orsus Solutions Limited and certain subsidiaries of Orsus (collectively, “Orsus”), a leading provider of Security Management Solutions. The acquisition was for a total consideration of approximately $22 million in cash, subject to certain adjustments. Orsus' flagship solution, Situator, provides a framework for fusing data silos from disparate security and safety systems as well as multiple command and control centers, into a single, holistic operational view and automating security procedures.

On August 31, 2009, NICE and certain subsidiaries of NICE completed the acquisition of the voting securities of certain subsidiaries of Fortent, Inc. (“Fortent”), a leading provider of analytics based Anti-Money Laundering and financial crime prevention software solutions for the financial services industry. Fortent became part of our Actimize business, with the Fortent team becoming an integral part of the Actimize team. The acquisition was for a total consideration of approximately $73 million in cash. Fortent is known for its anti-money laundering deployments and expertise within the world's tier-one financial institutions and for its advanced statistical profiling analytics technology.

On August 31, 2009, we completed the acquisition of Hexagon System Engineering Ltd. (“Hexagon”), an Israel-based company that provides cellular location tracking technology, for approximately $7.8 million in cash and additional contingent consideration of up to $2.5 million in cash. Hexagon's unique technology enables law enforcement, internal security, and intelligence agencies to fight crime and terror more effectively.

On June 17, 2009, we completed the acquisition of the assets of Syfact, for approximately $4.4 million in cash. Syfact is a pioneer of enterprise investigative case management solutions. Syfact provides innovative investigative case management solutions, best practices and technologies that simplify and enrich the most complex fraud, money laundering, customer due diligence and corporate security investigations.

On April 28, 2008, NICE CTI Systems UK Limited completed the acquisition of certain assets of AVT Systems Limited (“AVT”), for approximately $6.2 million in cash. The business acquired includes the sale, distribution, service, maintenance and support of NICE voice recording solutions (hardware and software and associated services) in the United Kingdom.

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

                On August 30, 2007, we acquired Actimize Ltd., a global provider of operational risk management software solutions that enable financial services institutions to manage the challenges of regulatory compliance, internal policy enforcement and fraud prevention and money laundering. Under the terms of the Agreement and Plan of Merger, dated July 2, 2007 (the “Merger Agreement”), the consideration paid for Actimize was approximately $281.1 million, approximately 80% of which was in cash and approximately 20% of which was satisfied through the issuance of 1,501,933 of our ordinary shares based on the market price of the securities a few days before and after the terms of the acquisition were agreed upon and announced, and the fair value of the vested portion of 987,104 options and restricted shares that were issued to holders of Actimize options and restricted shares. Pursuant to the terms of the Merger Agreement, we assumed the stock options and restricted shares granted by Actimize (for further information please see Item 6, “Directors, Senior Management and Employees” in this annual report). On September 12, 2007, as required by the Merger Agreement, we filed a registration statement with the U.S. Securities and Exchange Commission, or SEC, to register for resale the securities issued pursuant to the Merger Agreement, which we maintained effective for approximately six months.

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

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Management believes that the significant accounting policies which affect its more significant judgments and estimates used in the preparation of the Consolidated Financial Statements and those that are the most critical to aid in fully understanding and evaluating our reported results include the following:

●	Revenue recognition

●	Allowance for doubtful accounts

●	Inventory valuation

●	Impairment of long-lived assets

●	Taxes on income

●	Contingencies

●	Business combination

●	Stock-based compensation

●	Valuation of investment in marketable securities

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

Our policy for the establishment of VSOE of fair value of maintenance is through the performance of a VSOE compliance test which is an analysis of actual PCS renewals (the population used in the VSOE compliance test is only actual renewals of maintenance).

Our policy for the establishment of VSOE of fair value for installation and training is through an analysis of stand-alone sales of those services. The price charges in the separate sales are consistent with the prices charges when the same elements are included in multiple element arrangements.

We established VSOE of fair value to the project management services based on a price per day which is identical to the price per day charged for installation services (of which separate sales exist). These similar daily rates are VSOE of fair value for the project management services.

Revenues from fixed price contracts that require significant customization, integration and installation are recognized using the percentage-of-completion method of accounting based on the ratio of costs related to contract performance incurred to date to the total estimated amount of such costs. The amount of revenue recognized is based on the total license fees under the license agreement and the percentage of completion achieved. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contact. The revenues from such arrangements are allocated between license and professional services revenues to reflect the portion of each revenue source separately. Revenues allocated to services are based on the VSOE of fair value of the services in the arrangement and revenues allocated to license are the residual amount.

To assess the probability of collection for revenue recognition, we have an established credit policy that determines the credit limit that reflects an amount that is deemed probably collectible for each customer.  These credit limits are reviewed and revised periodically on the basis of new customer financial statement information and payment performance.

We record a provision for estimated sales returns in accordance with ASC 605, "Revenue Recognition" (Formerly SFAS No. 48) in the same period as the related revenues are recorded.  We base these estimates on the historical sales returns ratio and other known factors.  Actual returns could be different from our estimates and current provisions for sales returns may need to be adjusted.

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

Impairment of Long-Lived Assets.  Our long-lived assets include property and equipment, goodwill and identifiable other intangible assets that are subject to amortization. In assessing the recoverability of our goodwill, property and equipment and other identifiable intangible assets that are held and used, we make judgments regarding whether impairment indicators exist based on legal factors, market conditions and operating performances of our reporting units or asset groups. Future events could cause us to conclude that impairment indicators exist and that the carrying values of the goodwill, property and equipment and other intangible assets are impaired. Any resulting impairment loss could have a material adverse impact on our financial position and results of operations.

 ASC 350 "Intangible – Goodwill and Other" (Formerly SFAS No. 142), requires that goodwill be tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition or sale or disposition of a significant portion of a reporting unit. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting units’ goodwill over the implied fair value of that goodwill. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. The fair value of each reporting unit is estimated using a discounted cash flow methodology. This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our reporting units, the period over which cash flows will occur and determination of our weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit. We allocate goodwill to reporting units based on the reporting unit’s expected benefit from the acquisition. We evaluate our reporting units on an annual basis and, if required, reassign goodwill using a relative fair value allocation approach.

We are required to assess the impairment of long-lived assets, tangible and intangible, other than goodwill, under ASC 360 "Property, Plant, and Equipment" (Formerly SFAS No. 144), when events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period.

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows to the carrying amount of the asset, an impairment charge is recorded for the excess of fair value over the carrying amount. We measure fair value using discounted projected future cash flows.

Taxes on Income.  We record income taxes using the asset and liability approach.  Management judgment is required in determining our provision for income taxes in each of the jurisdictions in which we operate. The provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws.  We have considered future reversal of existing temporary differences, future taxable income, prudent and feasible tax planning strategies and other available evidence in determining the need for a valuation allowance. Although we believe that our estimates are reasonable and that we have considered future taxable income and ongoing prudent and feasible tax strategies in estimating our tax outcome, there is no assurance that the final tax outcome will not be different than those which are reflected in our historical income tax provisions and accruals.  Such differences could have a material effect on our income tax provision, net income and cash balances in the period in which such determination is made.

We implement a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (on a cumulative basis) likely to be realized upon ultimate settlement.

We recorded interest on late paid taxes as financial expenses and tax related penalties as general and administrative expenses.

Contingencies.  From time to time, we are a defendant or plaintiff in various legal actions, which arise in the normal course of business. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required for these contingencies, if any, which would be charged to earnings, is made after careful and considered analysis of each individual action together with our legal advisors. The required reserves may change in the future due to new developments in each matter or changes in circumstances, such as a change in settlement strategy. A change in the required reserves would affect our earnings in the period the change is made.

Business Combination. We adopted ASC 805 "Business Combination" (Formerly SFAS No. 141R on January 1, 2009), accordingly we are required to allocate the purchase price of acquired companies to the tangible and intangible assets acquired, liabilities assumed, as well as in-process research and development based on their estimated fair values. In allocating the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, we developed the required assumptions underlying the valuation work. Critical estimates in valuing certain of the intangible assets include but are not limited to: future expected cash flows from customer contracts, customer lists, distribution agreements and acquired developed technologies; expected costs to develop the in-process research and development into commercially viable products and estimating cash flows from the projects when completed; the acquired company’s brand awareness and market position, as well as assumptions about the period of time the brand will continue to be used in the combined company’s product portfolio; and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, utilizing a market participant approach, but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur. We were assisted by a third party appraiser in applying the required economic models (such as income approach and cost approach), in order to estimate the fair value of assets acquired and liabilities assumed in the business combination.

Stock-based Compensation. We account for stock-based compensation in accordance with the provisions of ASC 718 "Compensation - Stock Compensation" (Formerly SFAS No. 123R). Under the fair value recognition provisions of ASC 718, stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award. We estimate the fair value of stock options granted using the Black-Scholes-Merton option-pricing model and values restricted stock based on the market value of the underlying shares at the date of grant. We recognize compensation costs using the graded vesting attribution method that results in an accelerated recognition of compensation costs.

The fair value of an award is affected by our stock price on the date of grant and other assumptions, including the estimated volatility of our stock price over the term of the awards and the estimated period of time that we expect employees to hold their stock options. Share-based compensation expense recognized in our consolidated statements of income was reduced for estimated forfeitures.

Valuation of investments in marketable securities. On April 1, 2009, we adopted a new guidance that changed the impairment and presentation model for our available for sale debt securities. Under the amended impairment model, other-than-temporary impairment (OTTI) loss is recognized in earnings if the entity has the intent to sell the debt security, or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, if an entity does not expect to sell a debt security and it is not more likely than not that we will be required to sell, it still needs to evaluate if it expects to recover the entire costs basis of the impaired securities and determine if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized currently in earnings. Amounts relating to factors other than credit losses are recorded in other comprehensive income. The adoption of the new guidance had no impact on our consolidated financial position, results of operations or cash flows.

Prior to April 1, 2009, we reviewed various factors in determining whether we should recognize an impairment charge for our marketable securities, including our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than our cost basis, the credit ratings of the securities and the financial condition and near-term prospects of the issuers.

Effective January 1, 2008, we adopted the provisions of ASC 820, "Fair Value Measurements and Disclosures" (Formerly SFAS No. 157). ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, as set forth below, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

●
Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

●	Level 2 – Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

●	Level 3 – Valuations based on unobservable inputs which are supported by little or no market activity and significant to the overall fair value measurement.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Our marketable securities trades in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency and accordingly are categorized as Level 2.

We classified foreign currency derivative contracts within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The actual value at which such securities could actually be sold or settled with a willing buyer or seller may differ from such estimated fair values depending on a number of factors, including, but not limited to, current and future economic conditions, the quantity sold or settled, the presence of an active market and the availability of a willing buyer or seller.

Results of Operations

The following table sets forth our selected consolidated statements of income for the years ended December 31, 2007, 2008 and 2009 expressed as a percentage of total revenues. Totals may not add up due to rounding.

	2007	2008	2009
Revenues
Products	61.2%	56.3%	48.3%
Services	38.8	43.7	51.7
	100.0	100.0	100.0
Cost of revenues
Products*	28.2	27.3	31.2
Services*	58.3	52.4	49.5
	39.9	38.3	40.7

Gross Profit	60.1	61.7	59.3

Operating expenses
Research and development, net	11.5	12.6	13.3
Selling and marketing	23.3	23.7	24.3
General and administrative	16.5	15.5	12.5
Amortization of acquired Intangibles	1.8	2.3	2.7
In process research and development write-off	0.7	-	-
Settlement and related expenses	-	1.6	-
Total operating expenses	53.8	55.7	52.8

Operating income	6.3	6.0	6.5
Financial income, net	2.9	1.8	1.3
Other income, net	-	-	-

Income before taxes	9.2	7.8	7.8
Taxes on income	2.0	1.5	0.5

Net income	7.2	6.3	7.3
_______________________
(*) Respective revenues

Comparison of Years Ended December 31, 2008 and 2009

Revenues

Our total revenues decreased by approximately 6.6% to $583.1 million in 2009 from $624.2 million in 2008. Revenues from sales of enterprise interactions solutions were $363.6 million in 2009, a decrease of 12.9% from 2008, revenues from sales to the public safety and security sector were $147.8 million in 2009, a decrease of 0.5% from 2008, and revenues from sales of risk and financial crime solutions were $71.7 million in 2009, an increase of 23.3% from 2008. The 12.9% decrease in revenues from the enterprise interactions solutions is mainly attributed to the macro-economic environment in 2009. Approximately 44% of the growth in risk management solutions revenue is attributable to increase in geographical area of EMEA, and approximately 39% of the growth in risk management solutions revenue is attributable to the inclusion of Fortent results for the first time in 2009 (starting September 1, 2009). The revenue from the public safety and security sector remained at the same level year over year.

	Years Ended December 31,
	(U.S. dollars in millions)
	2008	2009	Dollar Change	Percentage Change

Product Revenues	$351.7	$281.8	(69.9)	(19.9)
Service Revenues	272.5	301.3	28.8	10.6
Total Revenues	$624.2	$583.1	(41.1)	(6.6)

The decrease in product revenues is due to the macro-economic environment in 2009. Approximately 54% of the decline in product revenue is attributable to a decrease in sales in EMEA, 34% of the decline in product revenue is attributable to a decrease in sales in APAC and 12% of the decline in product revenue is attributable to a decrease in product revenue in Americas.

The increase in service revenues is due to an increase in maintenance revenue resulting from an increase in the install base from previous years’ sales. Our service revenues represented approximately 52% of total revenues, as compared to approximately 44% in 2008.

Revenue by regions

	Years Ended December 31,
	(U.S. dollars in millions)
	2008	2009	Dollar Change	Percentage Change

United States, Canada and Central and South America (“Americas”)	$347.4	$365.8	$18.4	5.3%
Europe, the Middle East and Africa (“EMEA”)	188.5	150.4	(38.1)	(20.2)
Sales to Asia-Pacific (“APAC”)	88.3	66.9	(21.4)	(24.2)
Total Revenues	$624.2	$583.1	$(41.1)	(6.6)

  The Americas revenues increased by 5.3%, approximately 22% is attributable to organic growth in risk management solutions revenues, approximately 15% of the increase is attributable to the inclusion of Fortent results for the first time in 2009 (starting September 1, 2009) and the remainder increase is mainly due to higher post-contractual services and maintenance revenue. The decrease in EMEA and APAC revenue is attributable to the macro economic environment.

Cost of Revenues

	Years Ended December 31,
	(U.S. dollars in millions)
	2008	2009	Dollar Change	Percentage Change

Cost of Product Revenues	$95.9	$88.0	(7.9)	(8.2)%
Cost of Service Revenues	142.9	149.2	6.3	4.4%

Total Cost of Revenues	$238.8	$237.2	(1.6)	(0.6)%

Cost of product revenues decreased on a dollar basis while increasing as a percentage of product revenues. The decrease on a dollar basis is mostly a result of decline in product revenue, while the increase as percentage of product revenues is mainly due to a higher proportion of large security projects in the mix of products, which have higher cost of product. Cost of service revenues increased on a dollar basis due to additional investment to support the increase in the business, while decreasing as a percentage of service revenues. The decrease in the percentage of cost of service from service revenues results from the increase in maintenance revenues and the decrease in cost of wages as a result of certain cost control measurements.

Gross Profit

	Years Ended December 31,
	(U.S. dollars in millions)
	2008	2009	Dollar Change	Percentage Change

Gross Profit on Product Revenues	$255.8	$193.8	(62.0)	(24.2)%
as a percentage of product revenues	72.7%	68.8%
Gross Profit on Service Revenue	129.6	152.1	22.5	17.4
as a percentage of service revenues	47.6%	50.5%

Total Gross Profit	$385.4	$345.9	(39.5)	(10.2)%
as a percentage of total revenues	61.7%	59.3%

The decrease in gross profit margin on product revenues is mainly attributable to a decrease in volume and change in the mix as aforementioned. The improvement in gross profit margin on service revenues is mainly attributed to the change in service revenue mix as aforementioned.

Operating Expenses

	Years Ended December 31,
	(U.S. dollars in millions)
	2008	2009	Dollar Change	Percentage Change

Research and development, net	$78.4	77.4	$(1.0)	(1.3)%
Selling and marketing	147.9	141.5	(6.4)	(4.3)
General and administrative	97.4	72.8	(24.6)	(25.2)
Amortization of acquired intangible assets	14.5	16.0	1.5	10.3
Settlement and related expenses	$9.9	-	$(9.9)	(100)%

Research and Development, Net. Research and development expenses, before capitalization of software development costs and government grants, decreased to $82.4 million in 2009, as compared to $83.3 million in 2008 and represented 14.1% and 13.3% of revenues in 2009 and 2008, respectively. The decrease in research and development, net is due mainly from decrease in cost of wages as a result of certain cost control measurements.

Capitalized software development costs were $1.3 million in 2009, as compared to $1.3 million in 2008. Amortization of capitalized software development costs included in cost of product revenues were $0.9 million and $0.8 million in 2009 and 2008, respectively.

Selling and Marketing Expenses. Selling and marketing expenses decreased to $141.5 million in 2009, as compared to $147.9 million in 2008, and represented 24.3% of total revenues in 2009, as compared to 23.7% in 2008. The decline in selling and marketing expense is due mainly to a decrease in (i) commissions, which accounts for approximately 25% of the decline, (ii) travel expenses which accounts for approximately 41% of the decline, and (iii) participation in exhibitions which accounts for approximately 29% of the decline.

General and Administrative Expenses.  General and administrative expenses decreased to $72.8 million in 2009, as compared to $97.4 million in 2008, and represented 12.5% of total revenues in 2009, as compared to 15.5% in 2008. The decline in general and administrative expense is due mainly to a decrease in legal fees, which accounts for approximately 40% of the decline, and doubtful accounts expenses, which account for approximately 28% of the decline, and the remainder is mainly explained due to a decline in cost of wages as a result of certain cost control measurements

Amortization of acquired intangible assets.  Amortization of acquired intangibles included in the operating expenses represent 2.7% and 2.3% of our 2009 and 2008 revenues, respectively. Approximately 88% of the increase in amortization of acquired intangible assets is attributable to amortization of intangible assets related to the acquisition of Fortent and Syfact. The remainder is due to amortization of intangible assets related to the acquisition of QPC and AVT for the entire year of 2009 compared to eight months of amortization in 2008.

Financial and Other Income

	Years Ended December 31,
	(U.S. dollars in millions)
	2008	2009	Dollar Change	Percentage Change

Financial income, net	$11.3	$7.7	$(3.6)	(31.9)%
Other income (expenses), net	(0.1)	(0.1)	-	-

Financial Income, Net.  The decrease in financial income, net reflects lower average interest rates in 2009, as compared to 2008 and the impact of currencies exchange rate.

Taxes on Income. In 2009 taxes on income amounted to $3.0 million, as compared to $9.5 million in 2008. Our effective tax rate amounted to 6.6% in 2009 compared with 19.5% in 2008. The marked decrease in our effective tax rate in 2009 was mainly due to release of prior period provisions arising as a result of the unadjusted expiration of the statute of limitations for certain historic tax returns filed as well as the effects of a final settlement with a certain tax authority covering prior years.

The decline of the corporate tax rate in Israel from 27% in 2008 and 26% in 2009 had a minor impact on our effective tax rate. This is because the majority of our income earned in Israel benefits from the reduced tax rates applicable to us as a result of our Approved and Privileged Enterprise programs.

Further information with regard to our Approved and Privileged Enterprise programs can be found in Item 3, “Risk Factors” under the caption “Our results may be affected by the availability of government grants and tax benefits” and in Note 13 of our Consolidated Financial Statements under the caption “Taxes on Income.”

Subject to unpredictable effects of any future settlements with tax authorities, unadjusted expiration of the statute of limitations, future changes in law or accepted practice and effects of potential mergers and acquisitions, we expect our effective tax rate (which includes effects of FIN No. 48 which has been incorporated into ASC 740) to be approximately 18% in the coming years.

Net Income. Net income from continuing operations was $42.8 million in 2009, as compared to $39.1 million in 2008.  The increase in 2009 resulted primarily from a decrease in operating expenses compared to 2008 operating expenses that included, among other expenses, one-time settlement and related expenses, and taxes on income, partially offset by a lower gross margin.

Comparison of Years Ended December 31, 2007 and 2008

Revenues

Our total revenues increased by approximately 20.6% to $624.2 million in 2008 from $517.4 million in 2007. Revenues from sales of enterprise interactions solutions were $417.4 million in 2008, an increase of 9.0% from 2007, revenues from sales to the public safety and security sector were $148.6 million in 2008, an increase of 20.9% from 2007, and revenues from sales of risk and financial crime solutions were $58.2 million in 2008 compared to $11.6 in Actimize’s four month results included in 2007. Approximately 44% of the growth in revenues is attributable to the inclusion of full year results of Actimize, compared with Actimize’s four month results included in 2007 revenues. Actimize is a risk and financial crime solutions company. The remaining 56% of the growth is due to organic growth in all our regions and the revenues from our acquisitions of QPC and AVT.

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

Approximately 32% of the increase in service revenues is attributable to the inclusion of full year results for Actimize compared with Actimize’s four month results included in 2007 service revenues. The remaining 68% growth in service revenue was due to an increase in sales of interaction recording, quality management and workforce management solutions that resulted in an increase in professional services and maintenance services, and an increase in maintenance revenue resulting from an increase in our installed customer base and focus on sales of maintenance services. Most of our service revenues represented approximately 44% of total revenues, as compared to approximately 39% in 2007.

Revenues in 2008 in the Americas, which include the United States, Canada and Central and South America, rose 19.6% to $347.4 million, as compared to $290.3 million in 2007. Approximately 49% of the increase is attributable to the inclusion of full year results for Actimize compared with Actimize’s four month results included in 2007. The remaining 51% of growth is mainly due to higher post-contract services and maintenance revenue resulting from an increase in the install base. Sales in Europe, the Middle East and Africa (EMEA) rose 22.4% to $188.5 million in 2008, as compared to $154.0 million in 2007. Approximately 41% of the increase is attributable to the inclusion of full year results for Actimize compared with Actimize’s four month results included in 2007. The remainder of the increase is attributable to a growth in product and service revenues in the enterprise and security markets and the acquisitions of AVT and QPC. Sales to Asia-Pacific (APAC) increased 21.0% to $88.3 million in 2008, as compared to $73.0 million in 2007. Approximately 27% of the increase is attributable to the inclusion of full year results for Actimize compared with Actimize’s four month results included in 2007. The remainder of the increase is attributable to a growth in product and service revenues in the enterprise market.

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

The improvement in gross profit on product revenues was primarily due to higher sales volume and product cost reductions as a result of, among other things, higher proportion of software in the product mix. The improvement in gross profit margin on service revenues reflected improved staff utilization in conjunction with higher volume of service revenues.

Operating Expenses

	Years Ended December 31,
	(U.S. dollars in millions)
	2007	2008	Dollar Change	Percentage Change

Research and development, net	$59.6	$78.4	$18.8	31.5%
Selling and marketing	120.6	147.9	27.3	22.6
General and administrative	85.1	97.4	12.3	14.5
Amortization of acquired intangible assets	9.2	14.5	5.3	57.6
In process research and development write-off	3.7	-	(3.7)	(100.0)
Settlement and related expenses	$-	$9.9	$9.9	100%

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

Selling and Marketing Expenses. Selling and marketing expenses increased to $147.9 million in 2008, as compared to $120.6 million in 2007, and represented 23.7% of total revenues in 2008, as compared to 23.3% in 2007. Approximately 49% of the increase is attributable to the inclusion of Actimize for the entire year of 2008 compared to the inclusion of Actimize in the last four months of 2007, and the reminder is attributable to an additional investment in our sales force, including an increase in the number of sales personnel.

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

Settlement and related expenses. Settlement and related expenses in the amount of $9.9 million represents an agreement to settle and dismiss patent disputes (see Item 8, “Financial Information—Legal Proceedings”).

Financial and Other Income

	Years Ended December 31,
	(U.S. dollars in millions)
	2007	2008	Dollar Change	Percentage Change

Financial income, net	$14.8	$11.3	$(3.5)	(23.6)%
Other income, net	-	0.1	0.1

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

Further information with regard to our Approved and Privileged Enterprise programs can be found in Item 3, “Risk Factors” under the caption “Our results may be affected by the availability of government grants and tax benefits” and in Note 13 of our Consolidated Financial Statements under the caption “Taxes on Income.”

Subject to unpredictable effects of any future settlements with tax authorities, unadjusted expiration of the statute of limitations, future changes in law or accepted practice and effects of potential mergers and acquisitions, we expect our effective tax rate (which includes effects of FIN No. 48) to be fairly stable in the coming years at around 20%.

Net Income. Net income from continuing operations was $39.1 million in 2008, as compared to $37.4 million in 2007.  The increase in 2008 resulted primarily from the increase in revenues and an increase in the gross margin.

Liquidity and Capital Resources

In recent years, the cash generated from our operating activities has financed our operations. Generally, we invest our excess cash in instruments that are highly liquid, investment grade securities. At December 31, 2009, we had $548.5 million of cash and cash equivalents and short-term and long-term investments, as compared to $501.4 million at December 31, 2008 and $398.2 million at December 31, 2007.

Cash provided by operating activities was $119.7 million, $135.7 million and $118.2 million in 2009, 2008 and 2007, respectively. Net cash from operations in 2009 consisted primarily of net income of $42.8 million and adjustments for non-cash activities including depreciation and amortization of $47.2 million, stock-based compensation of $18.2 million, a decrease in trade receivables of $8.9 million, and an increase in accrued expenses and other liabilities of $8.0 million, which were partially offset by deferred tax of $7.0 million. Net cash from operations in 2008 consisted primarily of net income of $39.1 million and adjustments for non-cash activities including depreciation and amortization of $42.7 million, stock-based compensation of $25.3 million, an increase in accrued expenses and other liabilities of $28.1 million, and loss on marketable securities sold or impaired of $4.9 million, which were partially offset by deferred tax of $5.6 million. Net cash from operations in 2007 consisted primarily of net income of $37.4 million and adjustments for non-cash activities including depreciation and amortization of $30.9 million, stock-based compensation of $23.7 million, an in-process research and development write-off of $3.7 million, an increase in accrued expenses and other liabilities of $51.9 million, and a decrease in inventories of $7.6 million, which were partially offset by an excess tax benefit from share-based payments arrangements of $4.9 million, an increase in trade receivables of $15.2 million, an increase in other receivables and prepaid expenses of $9.6 million, a decrease in trade payable of $3.0 million and deferred tax of $5.3 million.

Net cash used in investing activities from continuing operations was $71.3 million, $120.9 million and $276.0 million in 2009, 2008 and 2007, respectively. In 2009, net cash used in investing activities consisted primarily of payment for the acquisitions of Fortent and other acquisitions of $84.9 million and purchase of property and equipment of $8.9 million, which were partially offset by net proceeds from short-term bank deposits of $24.5 million. In 2008, net cash used in investing activities consisted primarily of net investment in marketable securities of $54.5 million, net investment in short-term bank deposits of $25.4 million, purchase of property and equipment of $15.5 million and payment for the acquisitions of QPC and AVT of $12.6 million and $6.2 million, respectively. In 2007, net cash used in investing activities consisted primarily of net investment in short-term bank deposits of $39.0 million, purchase of property and equipment of $10.9 million, payment for the acquisition of Actimize Ltd. of $210.5 million, a $5.0 million earn out payment with respect to FAST Security AG acquisition and payment for working capital adjustment with respect to the acquisition of IEX Corporation of $1.5 million.

Net cash provided by financing activities was $20.9 million, $15.9 million and $206.2 million in 2009, 2008 and 2007, respectively. In 2009, net cash provided from financing activities consisted primarily of proceeds from the issuance of shares upon exercise of options and purchase of shares under employee share purchase plans of $19.9 million. In 2008, net cash provided from financing activities consisted primarily of proceeds from the issuance of shares upon exercise of options and purchase of shares under employee share purchase plans of $15.3 million. In 2007, net cash provided from financing activities consisted of proceeds from the issuance of shares in our public offering of $180.9 million, proceeds from the issuance of shares upon exercise of options and purchase of shares under the employee share purchase plan of $20.3 million and an excess tax benefit from share-based payments agreements of $4.9 million. As of December 31, 2009, we had non-binding arrangements, for the rendering of credit lines from banks against our portfolio with those banks.

We believe that based on our current operating forecast, the combination of existing working capital and expected cash flows from operations will be sufficient to finance our ongoing operations for the next twelve months.

Research and Development

For information on our research and development policies, please see Item 4, “Information on the Company” in this annual report.

Trend Information

Our development efforts are aimed at addressing several industry trends. In the enterprise sector, these include compliance and risk management, enhancement of operational efficiencies, and improving customer experience, and sales and marketing effectiveness. In the security sector there is a growing demand for more comprehensive and integrated solutions to provide better safety and security to citizens. Our development efforts are also influenced by technology trends, such as the evolvement of VoIP and the proliferation of alternate communication channels to voice, such as chat, email, and social media. We see the migration to VoIP networks and its embedded ability to consolidate data-centers and save costs as a driver for deployment of additional systems.

We believe that enhancing operational efficiency is especially critical to our customers, who continuously seek solutions that would help them reduce costs while maintaining or even improving customer service. In addition, our customers seek solutions that can improve their customer experience across channels of interaction and can assist in cross and up-selling into their customer base.

Thus, we are seeing growing demand to streamline operational efficiency by deploying a more comprehensive set of our solutions, in addition to recording. These include quality monitoring, analytics, workforce management, performance management, customer feedback, etc. Our software applications enable our customers to capture, store, retrieve and analyze unstructured data (multimedia interactions) and combine them with data from other systems to create actionable insights that can be distributed via dashboards, reports and alerts to all relevant parties to improve performance.

We see an opportunity for applications that analyze the content of unstructured interactions across channels of communication in contact centers for quality monitoring and contact center management as well as for enterprise-wide process improvement and business performance management.

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

For more information on trends in our industry, please see Item 4, “Information on the Company—Business Overview—Industry Background and Trends.”

For more information on uncertainties, demands, commitments or events that are reasonably likely to have a material effect on revenue, please see Item 3, “Key Information—Risk Factors.”

Contractual Obligations

Set forth below are our contractual obligations and other commercial commitments over the medium term as of December 31, 2009 (in thousands of U.S. dollars).

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3-5 years	More than 5 years
Operating Leases	45,664	16,797	22,319	4,857	1,671
Unconditional Purchase Obligations	2,658	2,658	-	-	-
Severance Pay*	22,979	-	-	-	-
Uncertain Income Tax Positions **	31,896	-	-	-	-
Total Contractual Cash Obligations	71,281	19,455	22,319	4,857	1,671

		Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1- 3 years	3-5 years	More than 5 years
Guarantees – continuing operations	46,984	17,214	832	824	28,114

*	Severance pay relates to accrued obligation to employees as required under the labor laws. These obligation are payable only upon termination, retirement or death of the respective employee.
**
Uncertain income tax positions under ASC 740 (Formerly FASB Interpretation No. 48) are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 13(h) of our Consolidated Financial Statements for further information regarding our liability under ASC 740.

Qualitative and Quantitative Disclosure About Market Risk

For information on the market risks relating to our operations, please see Item 11, “Quantitative and Qualitative Disclosures about Market Risk” in this annual report.

Adoption of New Accounting Standards

                           In December 2007, the FASB issued authoritative guidance on business combinations. The guidance significantly changes the accounting for business combinations, establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquire. The guidance also sets out requirements for recognition and measurement of the goodwill acquired in the business combination or a gain from a bargain purchase. Among the more significant changes, acquired in-process research and development will be capitalized and upon completion amortized over its useful life; acquisition costs will be expensed as incurred; restructuring costs will generally be expensed in periods after the acquisition date; contingent consideration will be recognized at fair value at the acquisition date with subsequent changes recognized in earnings, and reductions in deferred tax valuation allowance relating to a business acquisition will be recognized in earnings. In April 2009, the FASB issued an amendment to the revised business combination guidance regarding the accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. This authoritative guidance on business combinations was adopted by the Company for business combinations for which the acquisition date is on or after January 1, 2009.

See Note 2(f) to Item 18 financial statements for the adoption of the updated guidance regarding recognition and presentation of other-than-temporary impairment on marketable securities.

See Note 11 to Item 18 financial statements for the adoption of the updated guidance of ASC 815 with respect to disclosure requirements regarding derivative instruments and hedging activities.

Recently Issued Accounting Pronouncements

 On July 1, 2009, the Financial Accounting Standards Board ("FASB") issued the FASB Accounting Standards Codification (the “ASC”). The ASC became the single source of authoritative nongovernmental U.S. GAAP, superseding existing pronouncements issued by the FASB, the American Institute of Certified Public Accountants, the Emerging Issues Task Force and related literature. The ASC eliminates the previous U.S. GAAP hierarchy and establishes one level of authoritative U.S. GAAP. Rules and interpretive releases issued by the U.S. Securities and Exchange Commission (“SEC") under authority of federal securities law are also sources of the authoritative U.S. GAAP for SEC registrants. All other literature is considered non-authoritative. The codification is effective for interim and annual periods ending after September 15, 2009. Throughout the notes to the consolidated financial statements references that were previously made to former authoritative U.S. GAAP pronouncements have been changed to coincide with the appropriate ASC reference.

In May 2009, FASB issued ASC Topic No. 855 "Subsequent Events" ("FASB ASC No. 855").  FASB ASC No. 855 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  Specifically, FASB ASC No. 855 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.  FASB ASC No. 855 was effective for fiscal years and interim periods ended after June 15, 2009.  The adoption did not have a material effect on the Company’s consolidated financial statements.

In October 2009, the FASB issued an update to ASC 985-605, "Software-Revenue Recognition" (originally issued as EITF 09-3). In accordance with the update to the ASC, tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality are excluded from the scope of the software revenue recognition guidance. In addition, hardware components of a tangible product containing software component are always excluded from the software revenue guidance. The update is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, or retrospectively, for all periods presented.  The Company is currently evaluating the impact on its consolidated results of operations and financial condition.

In October 2009, the FASB issued an update to ASC 605-25, "Revenue recognition – Multiple-Element Arrangements", that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to: (i) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated;  (ii) require an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have VSOE of selling price  or third-party evidence of selling price; (iii) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method and (iv) require expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance. The update is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, or retrospectively, for all periods presented. The Company is currently evaluating the impact on its consolidated results of operations and financial condition.

Item 6.                 Directors, Senior Management and Employees.

Directors and Senior Management

The following table sets forth, as of March 24, 2010, the name, age and position of each of our directors and executive officers:

Name	Age	Position
Ron Gutler (1)(2)	52	Chairman of the Board of Directors
Joseph Atsmon(1)(3)	62	Vice-Chairman of the Board of Directors
Rimon Ben-Shaoul(2)	65	Director
Yoseph Dauber(2)(3)	73	Director
Dan Falk(1)(2)(3)(4)	65	Director
John Hughes(2)	58	Director
Yocheved Dvir(1)(3)(4)	57	Director
David Kostman	45	Director
Zeev Bregman	48	President and Chief Executive Officer
Udi Ziv	43	President of the Enterprise Products Group and Chief Product Officer
Israel Livnat	59	Corporate Vice President & President, Security Group
David Sosna	41	Chief Executive Officer, Actimize Ltd.
Dafna Gruber	45	Corporate Vice President and Chief Financial Officer
Yechiam Cohen	53	Corporate Vice President, General Counsel and Corporate Secretary
Eran Porat	47	Corporate Vice President, Finance
Eran Liron	42	Corporate Vice President, Business Development
Dan Yalon	38	Corporate Vice President, Strategy & Strategic Alliance
Yochai Rozenblat	48	President and Chief Executive Officer, Americas
Shlomi Cohen	45	President of EMEA
Doron Ben-Sira	50	President of NICE APAC

 ___________________________
(1)      Member of the Audit Committee.
(2)      Member of the Compensation Committee.
(3)      Member of the Internal Audit Committee.
(4)         Outside Director.  See Item 6, “Directors, Senior Management and Employees—Board Practices— Outside Directors.”

On July 28, 2009, our Chief Executive Officer, Haim Shani, announced his resignation, in order to move into public service. As approved by our board of directors, Zeev Bregman assumed the office of President and Chief Executive Officer on September 1, 2009.

As of November 2009, Eran Gorev no longer holds the position of Chief Business Officer of the Company.

On March 1, 2010, Tamir Ginat resigned from his position as President of EMEA. Shlomi Cohen joined NICE on March 1, 2010 and assumed the position of President of EMEA.

During April 2010, Benny Einhorn will assume the position of Chief Marketing Officer of NICE.

Set forth below is a biographical summary of each of the above-named directors and executive officers of NICE.  Each of our directors qualifies as an independent director under the NASDAQ rules.

Ron Gutler has served as one of our directors since May 2001 and Chairman of the Board since May 2002. Mr. Gutler is currently the Chairman of G.J.E. 121 Promoting Investment Ltd., a real estate investment company, a member of the Advisory Board of Poalim Real Estate (part of Poalim Capital Market Group) and a director of Psagot Securities Ltd., Psagot Investment House Ltd., Eshel Shekel Bonds Ltd. and Hapoalim Securities USA Inc. Between 2000 and 2002, he managed the Blue Border Horizon Fund, a global macro fund. Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company (currently part of Deutsche Bank). Between 1987 and 1999, he held various positions with Bankers Trust, where Mr. Gutler headed its trading and sales activities in Asia, South America and Emerging Europe. He also established and headed the Israeli office of Bankers Trust. Mr. Gutler holds a Bachelor’s degree in Economics and International Relations and a Master’s degree in Business Administration, both from the Hebrew University in Jerusalem.

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

Rimon Ben-Shaoul has served as one of our directors since September 2001. Since 2001, Mr. Ben-Shaoul has served as Co-Chairman, President, and CEO of Koonras Technologies Ltd., a technology investment company controlled by S.P.G. Ltd., a large Israeli holding company. Mr. Ben-Shaoul also served as a director of BVR Systems Ltd. and several private companies. In addition, he is the President and CEO of Polar Communications Ltd., which manages media and communications investments. Between 1997 and 2001, Mr. Ben-Shaoul was the President and CEO of Clal Industries and Investments Ltd., one of the largest holding companies in Israel with substantial holdings in the high tech industry. During that time, Mr. Ben-Shaoul also served as Chairman of the Board of Directors of Clal Electronics Industries Ltd., Scitex Corporation Ltd., and various other companies within the Clal Group. Mr. Ben-Shaoul also served as a director of ECI Telecom Ltd., Fundtech Ltd., Creo Products, Inc. and Nova Measuring Instruments Ltd. From 1985 to 1997, Mr. Ben-Shaoul was President and CEO of Clal Insurance Company Ltd. and a director of the company and its various subsidiaries. Mr. Ben-Shaoul holds a Bachelor’s degree in Economics and Statistics and a Master’s degree in Business Administration, both from Tel-Aviv University.

Yoseph Dauber has served as one of our directors since April 2002. Mr. Dauber has served in various senior positions at Bank Hapoalim since 1973. Until June 2002, Mr. Dauber was Deputy Chairman of the Board of Management and Joint Managing Director of Bank Hapoalim and was responsible for the commercial division of the bank. From 1994 to June 2002, Mr. Dauber served as Chairman of the Isracard Group. From 1995 to July 2002, Mr. Dauber also served as Chairman of Poalim American Express.  From 2002 to 2003, he served as Chairman of the Israel Maritime Bank Ltd. and from 2003 to 2008 he served as a director of Bank Hapoalim. Mr. Dauber currently serves as a director of Vocaltec Communications Ltd., Micromedic Ltd., Orbit Alchut Technologies Ltd., Delek Group Ltd. and Chairman of KCPS Manof Fund. Mr. Dauber holds a Bachelor’s degree in Economics and Statistics from the Hebrew University in Jerusalem and a Master’s degree in Law from Bar Ilan University.

Dan Falk has served as one of our statutory outside directors since 2001. From 1999 to 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V.  From 1985 to 1999, Mr. Falk served in various positions in Orbotech Ltd., the last of which were Chief Financial Officer and Executive Vice President. From 1973 to 1985, he served in several executive positions in the Israel Discount Bank. Mr. Falk also serves as the Chairman of Chromagen Ltd., and serves on the board of directors of Orad Hi-Tech Systems Ltd. (where he is Chairman), Orbotech Ltd., Ormat Technologies Inc., Jacada Ltd., Attunity Ltd., Nova Measuring Systems Ltd., AVT Ltd., Amiad Filteration Systems Ltd., Plastopil Ltd. and Oridion Medical Ltd. Mr. Falk holds a Bachelor’s degree in Economics and Political Science and a Master’s degree in Business Administration, both from the Hebrew University, Jerusalem.

John Hughes has served as one of our directors since November 2002. Mr. Hughes is currently the Non-Executive Chairman of Spectris plc, Telecity Group plc and Intec Telecom Systems plc, as well as Non-Executive Deputy Chairman of Parity Group plc and Non-Executive Director of Chloride Group plc. From December 2000 to July 2004, he held senior executive positions at Thales Group, most recently as Executive Vice President and CEO of all civil activities for the Group. From 1997 to 2000, he held various positions with Lucent Technologies, including President of its GSM/UMTS division. From 1991 to 1997, Mr. Hughes served as Director of Convex Global Field Operations within the Hewlett Packard Company. Prior to that, Mr. Hughes held various positions with UK and US companies. Mr. Hughes also serves as Non-Executive Director of Chloride Group plc. Mr. Hughes holds a Bachelor of Science degree in Electrical and Electronic Engineering from the University of Hertfordshire.

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

David Kostman has served as one of our directors since 2001, with the exception of a short period between June 2007 and July 2008. Mr. Kostman is currently Chairman and CEO of Nanoosh LLC, a restaurant operating company, and serves on the board of directors of The Selling Source, LLC. From 2006 until 2008, Mr. Kostman was a Managing Director in the investment banking division of Lehman Brothers, heading the Global Internet Group. From April 2003 until July 2006, Mr. Kostman was Chief Operating Officer and then Chief Executive Officer of Delta Galil USA, a subsidiary of Delta Galil Industries Ltd., a NASDAQ-listed apparel manufacturer. From 2000 until 2002, Mr. Kostman was President of the International Division and Chief Operating Officer of VerticalNet, Inc., a NASDAQ-listed internet and software company. Mr. Kostman holds a Bachelor’s degree in Law from Tel Aviv University and a Master’s degree in Business Administration from INSEAD.

Zeev Bregman joined NICE in September 2009 and has served as President and Chief Executive Officer since November 2009. From 2001 to 2007, Mr. Bregman served as Chief Executive Officer of Comverse Inc. From 1987 to 2001, he served in various R&D, sales, marketing, and management positions within Comverse, including Vice President Head of the EMEA division, Vice President and Head of the Messaging division, and Chief Operating Officer. Mr. Bregman holds a Bachelor’s degree in Mathematics and Computer Science from Tel-Aviv University, a Master's degree in Computer Science from Tel-Aviv University and a Master's degree in Business Administration from a joint program of Kellog University and Tel Aviv University.

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

Israel Livnat has served as Corporate Vice President and President of the Security Group since May 2006. Prior to joining NICE, he served since 2001 as the President and CEO of Elta Systems Ltd. Prior to his last position as the President of Elta Systems, Mr. Livnat headed a division in Israeli Aircraft Industries Ltd., leading the development of the Arrow weapons system. Before that he was Vice President Engineering in the same division in Israeli Aircraft Industries, and director for hardware engineering at Daisy Systems Mountain View California, leading state-of-the-art developments in the hardware and software of large computer-embedded systems. Mr. Livnat holds a Bachelor of Science degree in Electrical Engineering from the Technion – Israel Institute of Technology, and an Executive MBA from Stanford University. He was awarded the prestigious Israeli Industry Prize in 2004.

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

Yochai Rozenblat has served as President and Chief Executive Officer of our American division since September 2009. Prior to his current position, Mr. Rozenblat was President of the Enterprise Group in the Americas. From 2003 to 2007, Mr. Rozenblat served as our Vice President of Sales, responsible for North America and from 2007 his responsibilities also extended to South America. Before joining NICE in 2004, Mr. Rozenblat led the Enterprise Sales Team at Clarify, the CRM division of Amdocs. Mr. Rozenblat has a Bachelor’s degree in Law from Tel Aviv University.

Doron Ben-Sira has served as President of NICE APAC Ltd. since May 2002. Prior to that, he was the vice president of the assembly division of Orbotech Asia Pacific. From 1996 to 1998, Mr. Ben-Sira was the Eastern European regional director for Cisco Systems and also served as the Eastern European and Middle Eastern channel director for Cisco. Mr. Ben-Sira also held management positions in Siemens Data Communication (Germany) and in Mashov Computers (Israel). Mr. Ben-Sira holds a Bachelor’s degree in Economics and Management and a Master’s degree in Business Administration, both from Tel Aviv University.

Shlomi Cohen has served as President of NICE EMEA since March 1, 2010. From 2007 to 2010, Mr. Cohen served as the head of the BBA Global Sales Division of Nokia Siemens Networks (located in Germany), where he ran a worldwide operation. Prior to that, he was the Senior Vice President Sales for the Carrier Ethernet and for the ATM switches technology in the Worldwide Fixed Networks Division of Siemens Communications. Before joining Siemens, he acted as the senior Vice President Sales for BATM Advanced Technologies. Mr. Cohen has a Bachelor’s of Science degree in Aeronautics Engineering from Technion – Israel Institute of Technology and a Master’s degree in Business Administration, from Bar Ilan University.

There are no family relationships between any of the directors or executive officers named above.

Compensation

        The aggregate compensation paid to or accrued on behalf of all our directors and executive officers as a group of 22 persons during 2009 consisted of approximately $7,685,623 million in salary, fees, bonus, commissions and directors’ fees and approximately $376,927 million in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts we expended for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

During 2009, our officers and directors received, in the aggregate, options and restricted share units with respect to 1,132,667 ordinary shares under our equity based compensation plans.  These options and restricted share units have a weighted average price of $24.79 and the options will expire six years after the date the options were granted. For information regarding our option exchange program, see " – Share Ownership – Option Exchanges and Price Adjustment."

        Pursuant to the requirements of the Israeli Companies Law, 5759–1999, or the Companies Law, remuneration of our directors generally requires shareholder approval. Compensation and reimbursement for outside directors (as described below) is statutorily determined pursuant to the Companies Law.  Effective as of July 29, 2008, our shareholders approved the payment to each of our directors, including outside directors, of an annual fee of NIS 90,000 (equivalent to approximately $22,823) and a meeting attendance fee of NIS 3,250 (equivalent to approximately $824), including for meetings of committees of the board of directors.  Our directors are also entitled to an annual grant of options to purchase 5,000 of our ordinary shares and our Chairman of the Board is entitled to an annual grant of options to purchase 15,000 ordinary shares on the date of our annual general meeting during each calendar year until and including the 2010 annual general meeting. These options fully vest following the lapse of twelve (12) months from the applicable date of grant and are granted under the Nice-Systems Ltd. 2003 Stock Option Plan. In addition, effective as of July 29, 2008, our Chairman of the Board receives a special annual fee in the amount of NIS 180,000 (equivalent to approximately $45,647). Effective as of May 1, 2009, our Board resolved to voluntarily reduce the aforementioned fees paid to the directors and the Chairman of the Board’s special annual fee by 8%, until determined otherwise by the Board.

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

Mr. Dan Falk was elected for a third term as an outside director and Ms. Yocheved Dvir was elected as an outside director for the first time at our Annual General Meeting held on December 24, 2007, and their election became effective as of January 1, 2008.  An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, from the company. In accordance with such regulations, at our 2008 annual general meeting of shareholders, our shareholders approved that our outside directors are to receive compensation equal to that paid to the other members of the board of directors. For further information, please see Item 6, “Directors, Senior Management and Employees—Compensation” in this annual report.

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

Employees

At December 31, 2009, we had 2,596 employees worldwide, which represented an increase of 8% from year-end 2008.

The following table sets forth the number of our full-time employees at the end of each of the last three fiscal years as well as the main category of activity and geographic location of such employees:

	At December 31,
Category of Activity	2007	2008	2009

Operations	116	105	101
Customer Support	724	852	966
Sales & Marketing	450	492	530
Research & Development	564	597	638
General & Administrative	318	358	361
Total	2,172	2,404	2,596

Geographic Location
Israel	923	1,014	1,086
Americas	811	864	942
Europe	301	355	373
Asia Pacific	137	171	195
Total	2,172	2,404	2,596

We also utilize temporary employees in various activities. On average, we employed 18 temporary employees and obtained services from 401 consultants (not included in the numbers set forth above) during 2009.

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

Employment Agreements

We have employment agreements with our officers. Pursuant to these employment agreements, each party may terminate the employment for no cause by giving a 30, 60 or 90 day prior written notice (six months in the case of certain senior officers). In addition, we may terminate such agreement for cause with no prior notice. The agreements generally include non-competition and non-disclosure provisions, although the enforceability of non-competition provisions in employment agreements under Israeli law is very limited.

Share Ownership

As of March 12, 2010, our directors and executive officers beneficially owned an aggregate of 421,725 ordinary shares, or approximately 0.68% of our outstanding ordinary shares. This figure includes 41,945 unvested restricted shares as well as options to purchase ordinary shares that were vested on such date or that were scheduled to vest within the following 60 days. The options have an average exercise price of $26.02 per share and expire between 2010 and 2016. The restricted shares are granted at par value of the ordinary shares. No individual director or executive officer beneficially owns 1% or more of our outstanding ordinary shares.

The following is a description of each of our option plans, including the amount of options currently outstanding and the weighted average exercise price.

2003 Stock Option Plan

In December 2003, we adopted the NICE-Systems Ltd. 2003 Employee Stock Option Plan, or 2003 Plan, to attract, motivate and retain talented employees by rewarding performance and encouraging behavior that will improve our profitability. Under the 2003 Plan, our employees, officers and directors may be granted options to acquire our ordinary shares. The options to acquire ordinary shares are granted at an exercise price of not less than the fair market value of the ordinary shares on the date of the grant, subject to certain exceptions which may be determined by our board of directors.  We have registered, through the filing of registration statements on Form S-8 with the SEC under the Securities Act of 1933, 8,962,112 ADSs for issuance under the 2003 Plan.

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

Pursuant to the Tax Reform and in order to comply with the provisions of Section 102 of the Tax Ordinance, on January 5, 2004, our board of directors adopted an addendum to our share option plan with respect to options granted as of December 2, 2003, to grantees who are residents of Israel (the “Addendum”). The Addendum does not add to nor modify our share option plan in respect of grantees that are not residents of Israel. On December 19, 2003, the board of directors resolved to elect the “Capital Gains Route” (as defined in Section 102(b)(2) of the Tax Ordinance) for the grant of options to Israeli grantees. Generally, subject to the fulfillment of the provisions of Section 102 of the Tax Ordinance, under the Capital Gains Route gains realized from the sale of shares issued upon exercise of options will mostly be taxed at a rate of only 25% and partially at the marginal income tax rate applicable to the grantee (up to 46% in 2009). In general, all options granted to Israeli grantees, shares issued upon exercise of such options and any bonus shares issued with respect to such shares will be held in trust for the benefit of the grantee for at least a period equal to the shorter of 30 months from the date of grant or two years from the end of the tax year in which the options are granted.  Following an amendment to the Tax Ordinance which came into effect on January 1, 2006, the aforementioned trust period for options granted on or after January 1, 2006 is 24 months from the date of grant. The options may not be released from the trust prior to the payment of the grantee’s tax liabilities. In the event the requirements of Section 102 for the allocation of options according to the Capital Gains Route are not met, the applicable marginal income tax rates will apply.

The 2003 Plan provides that the number of ordinary shares reserved for issuance thereunder shall increase each year commencing in 2004 by the lesser of (x) 600,000 ordinary shares or (y) two percent (2%) of the total number of outstanding ordinary shares as of December 31 of the immediately preceding calendar year. On September 28, 2005, our shareholders approved the transfer of ordinary shares reserved for issuance under our ESPP (as defined below) to the 2003 Plan.  According to such shareholders’ resolution, 1,437,888 ordinary shares remained registered under the ESPP at such time, and the balance of 3,062,112 ordinary shares were transferred to the 2003 Plan, of which 1,062,112 ordinary shares were transferred immediately and an additional 500,000 ordinary shares that were added annually to the pool of ordinary shares were transferred to the 2003 Plan each year until calendar year 2009. In addition, on December 21, 2006, our shareholders approved an increase in the number of ordinary shares reserved for issuance under the 2003 Plan by 1,300,000 shares.

The 2003 Plan is generally administered by our compensation committee, which determines the grantees under the 2003 Plan and the number of options to be granted. As of March 5, 2010, options to purchase 1,731,094 ordinary shares were outstanding under the 2003 Plan at a weighted average exercise price of $24.32.

1999 Amended and Restated Employee Stock Purchase Plan

In 1999, we adopted the NICE-Systems Ltd. 1999 Employee Stock Purchase Plan, or ESPP, in order to provide an incentive to our employees and the employees of our subsidiaries by providing them with an opportunity to purchase our ordinary shares through accumulated payroll deductions, and thereby enable such persons to share in the future growth of our business. We amended the ESPP in December 2003 and in December 2005. We have registered, through the filing of registration statements on Form S-8 with the SEC under the Securities Act, 1,737,888 ADSs for issuance under the ESPP.  For information on the transfer of ordinary shares reserved for issuance under the ESPP to the 2003 Plan, please see the description under the caption “2003 Stock Option Plan” above.

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

As of March 5, 2010, options to purchase 251,475 ordinary shares of NICE were outstanding and 74,526 restricted shares were issued under the 2003 Actimize Plan at a weighted average exercise price of $9.90 and $0.16, respectively. No additional grants are being made under this plan following the acquisition of Actimize.

2008 Share Incentive Plan

In June 2008, we adopted the NICE-Systems Ltd. 2008 Share Incentive Plan, or 2008 Plan, to provide incentives to employees, directors, consultants and/or contractors by rewarding performance and encouraging behavior that will improve our profitability. Under the 2008 Plan, our employees, directors, consultants and/or contractors may be granted any equity-related award, including any type of an option to acquire our ordinary shares and/or share appreciation right and/or share and/or restricted share and/or restricted share unit and/or other share unit and/or other share-based award and/or other right or benefit under the Plan (each an “Award”). The options to acquire ordinary shares are granted at an exercise price of not less than the fair market value of the ordinary shares on the date of the grant, subject to certain exceptions which may be determined by our board of directors, including in some cases options granted with an exercise price of zero. We have registered, through the filing of registration statements on Form S-8 with the SEC under the Securities Act of 1933, 4,000,000 ADSs for issuance under the 2008 Plan.

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

                The 2008 Plan is generally administered by our board of directors and compensation committee, which determines the grantees under the 2008 Plan and the number of Awards to be granted. As of March 5, 2010, options and restricted share units to purchase 3,692,078 ordinary shares were outstanding under the 2008 Plan at a weighted average exercise price of $21.83.

Orsus Solutions Limited 2007 Incentive Option Plan

In 2007, Orsus adopted the 2007 Incentive Option Plan that was further amended by Orsus on January 10, 2010 (the “2007 Orsus Plan”), to afford an incentive to employees, office holders and service providers of Orsus and its subsidiaries. Under the 2007 Orsus Plan, the grantees could be granted options to acquire Orsus’ ordinary A shares, restricted ordinary A shares or restricted ordinary A share units.

Pursuant to the terms of the Orsus acquisition agreement, we assumed and converted the outstanding stock options and restricted share units granted by Orsus under the Orsus 2007 Plan, into stock options to purchase ordinary shares of NICE or restricted share units of NICE, pursuant to a set formula (the “Assumed Awards”). The Assumed Awards include (i) options or restricted share units granted to certain key employees of Orsus or its subsidiaries (the “Key Employee Awards”); and (ii) retention options granted to certain employees of Orsus or its subsidiaries (the “Retention Options”). Under the terms of the 2007 Orsus Plan and the acquisition agreement, 50% of the Key Employee Awards granted become exercisable and vest after a period of twelve months of continuous employment with NICE (or its applicable subsidiary) commencing on January 11, 2010 and the remaining 50% become exercisable following the lapse of 6 months thereafter. In addition, if employment of a key employee is terminated by us without cause or if such key employee terminates his employment as a result of a reduction in compensation or a demotion in his position agreed to by the key employee at the closing of the Orsus acquisition, such key employee’s Options shall become vested immediately. The Retention Options vest over a course of four years as follows: (i) 25% vest and become exercisable at the lapse of 12-month period of continuous employment with NICE (or its applicable subsidiary) commencing on January 11, 2010, and (ii) the balance thereof vests on a quarterly basis during the 36 months period thereafter, such that 6.25% vest and become exercisable at the lapse of each quarter of continuous employment with NICE (or its applicable subsidiary). Options generally expire ten years after the date of grant and restricted share units generally expire seven years after the date of grant. Options are non-transferable except upon the death of the grantee. When applicable, the options are held by, and registered in the name of, a trustee for a period of two years after the date of grant in accordance with Section 102 of the Israeli Income Tax Ordinance.

As of March 5, 2010, options and restricted share units to purchase 59,675 ordinary shares of NICE were outstanding under the 2007 Orsus Plan, comprised of 35,000 ordinary shares underlying the Retention Options at an exercise price per share of $30.78; and 24,675 ordinary shares underlying the Key Employee Awards at an exercise price per share equal to the par value of the ordinary shares of NICE.

Option Exchanges and Price Adjustment

On June 23, 2009, we commenced a tender offer to offer eligible employees in Israel, Hong Kong, the United States and the United Kingdom, excluding our directors, CEO and certain other executive officers, the opportunity to tender options granted before September 1, 2008 under the 2003 Plan or the 2003 Actimize Plan (almost all of which had an exercise price per share above $34.00), in exchange for restricted share units (RSUs) or options (depending on the employee’s country of residence) with a per share exercise price or per share purchase price equal to the par value of our ordinary shares, or NIS 1.00 (approximately $0.25). The exchange was on a one-for-three basis, meaning that eligible employees electing to participate received a new RSU or option with respect to one share for every three shares subject to the options tendered for exchange. The new awards vest in 25% annual increments over a four-year period starting from August 5, 2009 and have a new six-year term. Options surrendered in the exchange were cancelled.  On August 5, 2009, the expiration date of the exchange offer, we accepted for exchange eligible options to purchase an aggregate of 1,492,204 ordinary shares that had been granted under the 2003 Plan and the 2003 Actimize Plan, and granted, under the 2008 Plan, new options to purchase 311,454 ordinary shares, and new RSUs representing 185,932 ordinary shares, in exchange for the eligible options tendered and accepted pursuant to the exchange offer.

On June 15, 2009, our board of directors approved the reduction of the exercise price per share of our options to acquire ordinary shares granted on September 2, 2008 under the 2008 Plan held by eligible employees, including certain of our executive officers, based in Israel, Hong Kong, the United States, and the United Kingdom. The exercise price per share of these options was originally $30.25 per share, and was reduced to $22.53 per share, which was the closing price of our ADSs on the NASDAQ Global Select Market on June 15, 2009. Other than the exercise price, no other terms of these options were modified. The aggregate number of our ordinary shares that are subject to the options that have been repriced is 1,020,400.

In addition, on June 15, 2009 our board of directors approved an option exchange with three of our executive officers, in which such executive officers exchanged options to purchase an aggregate of 265,000 ordinary shares, issued in 2007 under the 2003 Plan and having an exercise price between $34.00 and $39.00 per share, for new options to be issued under the 2008 Plan with a per share exercise price equal to $22.53 per share, which was the closing price of our ADSs on the NASDAQ Global Select Market on June 15, 2009. The new options issued in this exchange vest in four equal annual installments (or as nearly as possible) following the new grant date and will expire six years following the new grant date.

Item 7.                      Major Shareholders and Related Party Transactions.

Major Shareholders

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of March 23, 2010, with respect to each person known to us to be the beneficial owner of 5% or more of our outstanding ordinary shares.  None of our shareholders has any different voting rights than any other shareholder

Name and Address	Number of Shares	Percent of Shares Beneficially Owned (1)
Migdal Insurance and Financial Holdings Ltd. 4 Efal Street, P.O. Box 3063 Petach Tikva 49512, Israel	3,338,606(2)	5.3%

The Phoenix Holding Ltd. and Excellence Investments Ltd.(3)	3,479,696 (4)	5.6%

Psagot Investment House Ltd.	3,529,680 (5)	5.7%
___________

(1)	Based upon 62,462,051 ordinary shares issued and outstanding on March 23, 2010.

(2)
Of which: (i) 3,076,633 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal Insurance and Financing Holdings Ltd., according to the following segmentation: 1,802,504 ordinary shares are held by profit participating life assurance accounts; 1,062,016 ordinary shares are held by provident funds and companies that manage provident funds and 210,458 ordinary shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 212,113 are beneficially held for Migdal Insurance and Financing Holdings Ltd. own account (Nostro account). This information is based upon a Form 13G for the period ended December 31, 2009, filed by Migdal Insurance and Financing Holdings Ltd. with the SEC on February 16, 2010.

(3)
Based upon information provided to us by The Phoenix Holding Ltd. ("Phoenix") and Excellence Investments Ltd. ("Excellence") on March 1, 2010. Based on public information, we believe that Phoenix and Excellence are controlled by the Delek Group and Mr. Yitzhak Tshuva.

(4)
Of which: (i) 3,471,196 ordinary shares are held for members of the public through, among others, provident funds, pension funds and mutual funds, which are managed by subsidiaries of Excellence or Phoenix, according to the following segmentation: 815,028 ordinary shares are held by provident funds and pension funds of Excellence; 294,328 ordinary shares are held by mutual funds of Excellence; 1,335,688 ordinary shares are held by other investment vehicles of Excellence; 153,855 ordinary shares are held by provident funds and pension funds of Phoenix; and 872,297 ordinary shares are held by profit participating life assurance accounts of Phoenix, and (ii) 8,500 are beneficially held for Phoenix's own account (Nostro account). This information is based upon information provided to us by Phoenix and Excellence.

(5)
These securities are held for members of the public through, among others, portfolio accounts, provident funds and mutual funds, which are managed by subsidiaries of Psagot Investment House Ltd., according to the following segmentation: 138,810 ordinary shares are held by Psagot Mutual Funds Ltd., 1,862,670 ordinary shares are held by Psagot Provident Funds Ltd., 506,236 ordinary shares are held by Psagot Exchange Traded Notes Ltd., and 1,021,964 ordinary shares are held by Psagot Securities Ltd. This information is based upon a Form 13G for the period ended December 31, 2009, filed by Psagot Investment House Ltd. with the SEC on March 28, 2010. Ron Gutler, our Chaiman of the Board, serves as a director of Psagot Securities Ltd. and Psagot Investment House Ltd., but does not hold shares in either of these entities.

As of March 17, 2010, we had approximately 70 ADS holders of record in the United States, holding approximately 57% of our outstanding ordinary shares, as reported by The Bank of New York, the depositary for our ADSs.

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

Fair Isaac Patent Infringement Lawsuit

On September 16, 2009 Fair Isaac Corporation (FICO) filed a claim in the United States District Court for the District of Delaware against Actimize Inc., a wholly owned subsidiary of ours, and NICE, claiming that Actimize and NICE are infringing two U.S. patents.  These patents cover various aspects of fraud detection. FICO requested damages and an injunction. On December 17, 2009, the parties agreed to dismiss NICE from the action. On December 21, 2009, Actimize filed a response and counterclaims. On January 25, 2010, Actimize filed an amended response and counterclaims. The parties jointly submitted a proposed scheduling order to the court on January 12, 2010. The parties are currently engaged in fact discovery.

Multi-Format Patent Infringement Lawsuit

On September 3, 2008, Multi-Format, Inc. filed a lawsuit against Harrah’s Entertainment, Inc. and Nice Systems Inc., a wholly owned subsidiary of ours, in the United States District Court for the District of New Jersey, alleging infringement of a U.S. patent and requesting damages. The patent purports to cover a PC-based system for monitoring and sorting representative images from video cameras, for security or other monitoring purposes. The parties agreed to settle this lawsuit, and on June 18, 2009, the court gave an order dismissing the case. On July 20, 2009, the parties executed a settlement agreement which ended this dispute.

Witness Patent Infringement Lawsuits

On August 1, 2008, NICE and Verint Systems Inc. entered into an agreement to settle and dismiss all patent disputes between the parties (which had been commenced with Witness Systems, Inc. prior to its acquisition by Verint). The following is a list of the litigations that were formally terminated by the applicable court following the execution of the settlement agreement:

•
Patent infringement lawsuit filed on July 20, 2004, by S.T.S. Software Systems Ltd. ("STS"), a wholly owned subsidiary of ours, in the U.S. District Court for the Southern District of New York, charging Witness Systems, Inc. ("Witness") with infringement of VoIP patents in the U.S.  The Court dismissed the claim and determined that Witness does not infringe the Company’s patents.

•
Patent infringement action filed on August 30, 2004, by Witness in the Federal Court for the Northern District of Georgia against NICE Systems, Inc. An additional patent infringement action was filed by Witness on January 19, 2006, in the Federal Court for the Northern District of Georgia against NICE and NICE Systems, Inc.

•	New Patent infringement lawsuit filed on May 10, 2006, by NICE and NICE Systems, Inc. against Witness in the United States District Court for District of Delaware.

CipherActive Lawsuit

On October 19, 2004, CipherActive filed an action against us in the District Court of Tel Aviv. In this lawsuit, CipherActive claims that under a development agreement with us, it is entitled to receive license fees in respect of certain software that it allegedly developed for us and which has been embedded in one of our products. Both parties to this litigation agreed to submit the matter to binding arbitration. The arbitration agreement approved by the Court determined that our liability would not exceed $600,000 plus interest and expenses. In September 2009, the arbitrator awarded CipherActive damages in the amount of $187,982 (in original value) plus VAT and trial expenses.

Dictaphone Corp. v. VoicePrint.

On July 27, 2004, Dictaphone Corp. filed an action against VoicePrint in the United States District Court for the Central District of California asserting the infringement by VoicePrint of the same patents as those asserted in the Mercom Systems lawsuit, which we subsequently acquired from Dictaphone. The parties were unable to reach a settlement agreement and we decided to abandon this lawsuit.

Calyon Dispute

In December 2006, Calyon Corporate and Investment Bank filed a suit against us in the District Court of Tel Aviv, demanding repayment of $648,144 plus accrued interest, for a total amount of $740,395.  We had deducted this amount in January 2004 from a payment transferred in connection with our acquisition of Thales Contact Solutions ("TCS"). We had notified TCS in 2004 that we had set off such amount with respect to an overdue payment by TCS to us. The dispute was submitted to mediation, however the mediation process failed and the proceedings were returned to the District Court of Tel Aviv. This lawsuit is in its initial stages, preliminary hearings took place on September 3, 2009 and March 9, 2010 and the parties are to file their depositions.

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

On December 18, 2007, the selling shareholders of FAST Video Security AG (the “Sellers”) issued a Notice of Arbitration in the Zurich Chamber of Commerce, claiming that NICE should pay them an amount of $1,228,766 (plus late payment interest of 5% from July 2007), which is the remaining unpaid portion of the first earn out payment under the Agreement, release $3,000,000 (plus accrued interest) from the escrow account pursuant to the Agreement. Prior to the commencement of the arbitration proceedings, we released to the Sellers a partial payment of $1,400,000 out of the escrow funds and paid to the Sellers the amount of $1,228,767.

On June 23, 2008, the Sellers filed their statement of claim, asking for payments of $1,600,000 (representing the balance of the escrow funds) plus additional amounts for interest, losses on the exchange rate and legal costs and expenses.

On April 30, 2009, NICE and the Sellers entered into a settlement agreement. Pursuant to the joint application of NICE and the Sellers, the arbitration proceedings were closed by a termination order dated June 8, 2009.

Discrimination in Employment Disputes

On August 19, 2009, a former employee of Nice Systems, Inc. sent Nice Systems, Inc. a letter alleging unlawful termination of employment on the grounds of discrimination.  The letter asserted that this former employee had been injured by this unlawful termination, but did not request payment of a specific amount of money.  We are in the process of assessing and responding to the letter.

On October 20, 2009, a former employee of IEX Corp., a wholly-owned subsidiary of ours, filed a charge in the Chicago office of the Equal Employment Opportunity Commission against IEX Corp. and “NICE Systems Corp.” alleging that the companies engaged in prohibited discrimination in terminating his employment. A response to the charge was filed, denying the allegations.

Actimize Former Employee Dispute

On October 15, 2007, a former employee of Actimize Ltd., a wholly owned subsidiary of ours, filed a claim with the Tel Aviv District Labor Court, seeking a declaration that he is entitled to 0.5% of the outstanding share capital of Actimize Ltd. In its statement of defense, Actimize Ltd. claimed that once the former employee chose not to exercise his vested options upon termination of his employment with the company, such options expired. In addition, Actimize Ltd. claimed that the former employee’s options deteriorated in value due to his decision not to exercise his right to re-price such options during his employment term. The preliminary stages of the claim ended and the parties submitted their testimonies by way of written affidavits. The hearing and cross-examination of the testimonies is scheduled to take place on June 16, 2010.

Nuvation Dispute

On March 10, 2010, Nuvation Research Corporation filed a lawsuit against us with the Supreme Court of the State of New York. The lawsuit alleges, among others, that we breached a contract with Nuvation and defrauded Nuvation. Nuvation is claiming damages in a total amount of $7 million.

Plant Dispute

Around December 31, 2008, Nice Systems Inc. received a letter from Plant CML, a distributor of Nice Systems Inc., asserting several indemnity claims against the company. The claims arise out of the Commonwealth of Massachusetts’ claim against Verizon relating to numerous alleged problems associated with our products used by the Commonwealth. Nice Systems Inc. sold our products to Plant pursuant to a Reseller Agreement between the parties dated December 2005, and Plant, in turn, resold the products to Verizon, who in turn sold the overall system to the Commonwealth. To date, Plant CML has taken no further action and has made no further demands and, therefore, we do not consider this dispute as outstanding anymore.

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

None.

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

	ADSs
	High	Low
Annual

2005	$25.05	$14.65
2006	33.41	21.55
2007	40.95	29.04
2008	35.87	16.11
2009	33.42	18.04

Quarterly 2008

First Quarter	$34.75	$24.90
Second Quarter	35.87	27.75
Third Quarter	31.57	24.65
Fourth Quarter	27.45	16.11

Quarterly 2009

First Quarter	$25.79	$18.04
Second Quarter	27.18	21.19
Third Quarter	32.29	21.79
Fourth Quarter	33.42	27.50

Quarterly 2010

First Quarter

Monthly

September 2009	$32.29	$28.75
October 2009	33.42	29.33
November 2009	30.88	27.50
December 2009	31.84	29.68
January 2010	34.30	28.99
February 2010	31.44	28.22
March 2010 (through March 30)	33.97	30.14

        On March 30, 2010, the last reported price of our ADSs was $32.00 per ADS.

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

	Ordinary Shares
	High		Low
	NIS	$	NIS	$
Annual

2005	116.00	25.22	64.25	14.59
2006	142.50	33.16	102.00	22.48
2007	162.30	41.04	117.50	29.94
2008	133.80	35.54	63.00	16.72
2009	125.00	33.70	74.05	18.18

Quarterly 2008

First Quarter	133.80	34.69	91.11	26.98
Second Quarter	119.40	35.51	98.36	27.82
Third Quarter	112.40	32.02	84.00	23.86
Fourth Quarter	95.50	25.28	63.00	17.52

Quarterly 2009

First Quarter	107.10	25.52	74.05	18.18
Second Quarter	112.40	26.99	84.99	21.45
Third Quarter	120.80	32.31	86.00	21.70
Fourth Quarter	125.00	33.70	105.20	27.74

Quarterly 2010

First Quarter

Monthly

September 2009	120.80	32.21	106.00	27.92
October 2009	125.00	33.70	110.20	29.26
November 2009	116.90	30.83	105.20	27.74
December 2009	121.90	32.10	112.70	29.88
January 2010	124.80	33.89	107.00	28.73
February 2010	120.00	31.70	107.10	28.70
March 2010 (through March 28)	129.70	34.66	115.20	30.57

As of March 28, 2010, the last reported price of our ordinary shares on the TASE was NIS 119.60 (or $31.89) per share.

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

Subject to the Companies law, the board may appoint a committee of the board and delegate to such committee all or any of the powers of the board, as it deems appropriate. Under the Companies Law the board of directors must appoint an internal audit committee, comprised of at least three directors and including both of the outside directors. The function of the internal audit committee is to review irregularities in the management of the Company’s business and recommend remedial measures. The committee is also required, under the Companies Law to approve certain related party transactions. Notwithstanding the foregoing, the board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees. The board has appointed an internal audit committee which has three members, an audit committee which has four members and a compensation committee which has four members. For more information on the Company’s committees, please see Item 6, “Directors, Senior Management and Employees—Board Practices” in this annual report.

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

We have undertaken to indemnify our directors and officers pursuant to applicable law. We have obtained directors' and officers' liability insurance for the benefit of our directors and officers.

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

Fortent Acquisition

On August 31, 2009, we completed the acquisition of Fortent, a leading provider of analytics based Anti-Money Laundering and financial crime prevention software solutions for the financial services industry. Fortent became part of Actimize, with the Fortent team becoming an integral part of the Actimize team. The acquisition was for a total consideration of approximately $73 million. Fortent is known for its anti-money laundering deployments and expertise within the world's tier-one financial institutions and for its advanced statistical profiling analytics technology.

Orsus Acquisition

On January 11, 2010, we completed the acquisition of Orsus, a leading provider of Security Management Solutions. The acquisition was for a total consideration of approximately $22 million, subject to certain adjustments. Orsus` flagship solution, Situator, provides a framework for fusing data silos from disparate security and safety systems as well as multiple command and control centers, into a single, holistic operational view and automating security procedures.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to Corporate Tax on taxable income at the rate of 26% for the 2009 tax year and 25% for the 2010 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2009, the corporate tax rate is scheduled to decrease as follows: 24% for the 2011 tax year, 23% for the 2012 tax year, 22% for the 2012 tax year, 21% for the 2014 tax year, 20% for the 2015 tax year and 18% for the 2016 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, and such tax rate is scheduled to be equal to the corporate tax rate for future tax years.  However, the effective tax rate payable by a company that derives income from an Approved or Privileged Enterprise may be considerably less.

Following a Temporary Order, which came into effect on January 1, 2009 and expired at the end of one year, an Israeli corporation could elect a 5% rate of corporate tax (instead of 25%) for dividend distributions received in 2009 from a foreign subsidiary, which is used in Israel either in 2009 or within one year after actual receipt of the dividend, whichever is later. The 5% tax rate is subject to various conditions, which include conditions with regard to the identity of the corporation that distributes the dividends, the source of the dividend, the nature of the use of the dividend income, and the period during which the dividend income will be used in Israel.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959, as amended.

We derive and expect to continue to derive significant tax benefits in Israel relating to our “Approved and Privileged Enterprise” programs, pursuant to the Law for Encouragement of Capital Investments, 1959, or the Investments Law. To be eligible for these tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets. In the event of a failure to comply with these conditions, the benefits may be canceled and we may be required to refund the amount of the benefits, in whole or in part, including interest and certain inflation adjustments. As of December 31, 2009 we believe that we are in compliance with all the conditions required by the law.

Full details regarding our Approved and Privileged Enterprises may be found in Note 13(a)(2) of our Consolidated Financial Statements.

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

In 2009, we elected to measure our Israeli taxable income in relation to changes in the U.S. dollar/NIS exchange rate rather than the Israeli inflation index. We were permitted to make such a change pursuant to regulations published by the Israeli Minister of Finance, which provide the conditions for so doing. We believe that we meet and will continue to meet, the necessary conditions and as such, will continue to measure our results for tax purposes based on the U.S. dollar/NIS exchange rate.

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

Taxation of Israeli Residents

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends) or stock dividends, at the rate of 20%, or 25% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution. A different rate may apply to dividends paid on shares deriving from the exercise of stock options or other equity based awards granted as compensation to our employees or officers. Dividends paid from income derived from our Approved or Privileged Enterprises are subject to withholding at the rate of 15%, although we cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

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

This summary does not address tax considerations applicable to a holder of an ADS that may be subject to special tax rules including, without limitation, the following:

•	dealers or traders in securities, currencies or notional principal contracts;

•	financial institutions;

•	insurance companies;

•	real estate investment trusts;

•	banks;

•	investors subject to the alternative minimum tax;

•	tax-exempt organizations;

•	regulated investment companies;

•	investors that actually or constructively own 10 percent or more of our voting shares;

•
investors that will hold the ADSs as part of a hedging or conversion transaction or as a position in a straddle or a part of a synthetic security or other integrated transaction for U.S. Federal income tax purposes;

•	investors that are treated as partnerships or other pass through entities for U.S. Federal income tax purposes and persons who hold the ADSs through partnerships or other pass through entities; and

•	investors whose functional currency is not the U.S. dollar.

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

For purposes of this summary, a “U.S. holder” is a beneficial owner of ADSs that is, for U.S. Federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. Federal income tax regardless of its source; or

•	a trust if:

(a)	a court within the United States is able to exercise primary supervision over administration of the trust; and

(b)	one or more United States persons have the authority to control all substantial decisions of the trust.

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

Under the Code, certain dividends received by non-corporate U.S. holders will be subject to a maximum income tax rate of 15%.  This reduced income tax rate is only applicable to dividends paid by a “qualified foreign corporation” that is not a “passive foreign investment company” and only with respect to shares held by a qualified U.S. holder (i.e., a non-corporate holder) for a minimum holding period (generally 61 days during the 121-day period beginning 60 days before the ex-dividend date).  We should be considered a qualified foreign corporation because (i) we are eligible for the benefits of a comprehensive tax treaty between Israel and the U.S., which includes an exchange of information program, and (ii) the ADS is readily tradable on an established securities market in the U.S.  In addition, based on our current business plans, we do not expect to be classified as a “passive foreign investment company” (see “Passive Foreign Investment Companies” below).  Accordingly, dividends paid by us to individual U.S. holders on shares held for the minimum holding period should be eligible for the reduced income tax rate.  The reduced tax rate for qualified dividends is scheduled to expire on December 31, 2010, unless further extended by Congress.

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

Sale or Other Disposition of ADSs

If a U.S. holder sells or otherwise disposes of its ADSs, gain or loss will be recognized for U.S. Federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and such holder’s adjusted tax basis in the ADSs.  Subject to the discussion below under the heading “Passive Foreign Investment Companies,” such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the holder had held the ADSs for more than one year at the time of the sale or other disposition.  Long-term capital gains realized by individual U.S. holders generally are subject to a lower marginal U.S. Federal income tax rate (15% for the taxable year ending December 31, 2010) than ordinary income.  Under most circumstances, any gain that a holder recognizes on the sale or other disposition of ADSs will be U.S. source for purposes of the foreign tax credit limitation and any recognized losses will be allocated against U.S. source income.

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

If we are treated as a PFIC for any taxable year,

•	a U.S. holder would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ADSs ratably over its holding period for such ADSs,

•
the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

•	the amount allocated to the year of the dividend payment or disposition would be taxable as ordinary income, and

•	a U.S. holder would be required to make an annual return on IRS Form 8621 regarding distributions received and gain realized with respect to ADSs.

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

U.S. Federal Income Tax Consequences to Non-U.S. Holders

Sale, Exchange or Retirement of Securities

If you are a non-U.S. holder and you sell, exchange or redeem ADSs, you will generally not be subject to U.S. Federal income tax on any gain, unless one of the following applies:

•	the gain is connected with a trade or business that you conduct in the United States through an office or other fixed place of business, or

•
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

Foreign Currency Risk

We conduct our business primarily in U.S. dollars but also in the currencies of the United Kingdom, Canada, the European Union and Israel as well as other currencies.  Thus, we are exposed to foreign exchange movements, primarily in UK, European and Israeli currencies.   We monitor foreign currency exposure and, from time to time, may use various instruments to preserve the value of sales transactions and commitments; however, this cannot assure our protection against risks of currency fluctuations. For more information regarding foreign currency related risks, please refer to “General Business Risks Relating to Our Business and Market,” on page 3. We use currency forward contracts together with currency options to hedge payments in NIS and to hedge forecasted Euro payments received from construction-type contract net. These transactions constitute a future cash flow hedge. As of December 31, 2009, we had outstanding forward contracts and currency options in the total amount of approximately $56 million. These transactions were for a nine month period.

The table below details the balance sheet exposure (i.e., the gap between assets and liabilities in a given currency) by currency and geography, as of December 31, 2009. All data in the table have been converted into U.S. dollar equivalents.

In U.S. dollars in millions:
	U.S. Dollars	British Pound	Euro	New Israeli Shekel	Swiss Frank	Canadian Dollar	Hong Kong Dollar	Japanese Yen	Australian Dollar	Other currencies	Total
Israel	-	5.64	6.23	(23.49)	0.11	0.13	(0.70)	(0.18)	0.45	0.89	(10.92)
European Union	3.70	(4.34)	10.08	-	(0.04)	-	-	-	-	0.02	9.42
Switzerland	0.51	0.54	0.35	-	-	0.02	-	-	-	-	1.42
United States of America	-	-	1.86	-	-	0.41	-	2.07	0.23	-	4.57
Canada	(0.50)	-	-	-	-	-	-	-	-	-	(0.50)
Hong Kong	0.01	-	-	-	-	-	-	-	-	0.08	0.09
Japan	-	(0.28)	-	-	-	-	-	-	-	-	(0.28)
Australia	0.31	0.01	-	-	-	-	-	-	-	0.05	0.37
	4.03	1.57	18.52	(23.49)	0.07	0.56	(0.70)	1.89	0.68	1.04	4.17

Net Exposure:

	NIS/USD	GBP/ USD	EUR/ USD	CHF/ USD	CAD/USD	HKD/USD	JPY/USD	AUD/USD
Net Exposure	(23.49)	5.02	7.20	0.62	0.04	(0.69)	1.89	0.99

	GBP/ EUR	GBP/ CHF	GBP/ JPY	GBP/ AUD	EUR/ CHF	CAD/ CHF	Other / Other
Net Exposure	10.95	0.54	(0.28)	0.01	0.31	0.02	12.58

The table below presents the fair value of firmly committed transactions for lease obligations denominated in currencies other than the functional currency:

In U.S. dollars in millions:

	New Israel Shekel	Brazilian Real	Other currencies	Total
less than 1 year	6.80	0.23	0.19	6.99
1-3 years	9.97	0.68	0.04	10.01
3-5 years	-	0.19	-	0.19
Total	16.77	1.10	0.23	17.00

The fair value of derivative instruments and the notional amount of the hedged instruments are set forth in the table below:

In U.S. dollars in millions:
	Notional Amount		Fair Value
	New Israeli Shekels	Euros
Zero-cost collar contracts to hedge payroll expenses	28.20	-	0.19
Forward contracts to hedge payroll expenses	16.10	-	(0.08)
Forward contracts to hedge construction-type contracts	-	11.67	(0.18)
	44.30	11.67	(0.07)

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our investment in marketable securities and deposits. Our marketable securities portfolio is invested in investment-grade corporate bonds, U.S. federal agency securities and U.S. treasury bills and treasury notes. As of December 31, 2009, 64% of our portfolio was in such securities.

During Q1 2010 we invested approximately $15 million in Israeli Treasury bill dominated in NIS and for a one year period. In parallel we entered into a forward contract to hedge the currency fluctuations of the NIS against the US dollar.

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

We invest in dollar deposits with U.S. banks, European banks and money market funds. As of December 31, 2009, 36% of our portfolio was in such deposits. Since these investments are for short periods, interest income is sensitive to changes in interest rates.  The fair value of our long and short term securities is based upon their market values as of December 31, 2009.

As of December 31, 2009, 9.6% of our portfolio was invested in Bank deposits in Israeli banks.

The average duration of the securities portfolio, as of December 31, 2009, is 2 years. The securities in our portfolio are rated at the least as A- according to Standard and Poor’s rating or A3, according to Moody’s rating. Securities representing 52% of the portfolio are rated as AAA; securities representing 24% of the portfolio are rated as AA; and securities representing 24% of the portfolio are rated as A.

The fair value of marketable securities, which are subject to risk of changes in interest rate, segregated by maturity dates:

In U.S. dollars in millions:
	Amortized Cost				Estimated fair value
	Up to 1 year	1-3 years	4-5 years	Total	Up to 1 year	1-3 years	4-5 years	Total
Corporate debentures	56.16	146.14	3.00	205.30	57.04	148.48	3.05	208.57
U.S. Government agency debentures	1.51	42.53	-	44.04	1.54	42.38	-	43.92
US treasuries	10.01	-	30.11	40.12	10.04	-	30.92	40.96
	67.68	188.67	33.11	289.46	68.62	190.86	33.96	293.45

Other risks and uncertainties that could affect actual results and outcomes are described in Item 3, “Key Information—Risk Factors.”

Item 12.	Description of Securities Other than Equity Securities.

American Depositary Shares and Receipts

Set forth below is a summary of certain provisions in relation to charges and other payments under the Deposit Agreement, as amended, among NICE, The Bank of New York as depositary (the "Depositary"), and the owners and holders from time to time of American Depositary Receipts or ADRs (or the Deposit Agreement). This summary is not complete and is qualified in its entirety by the Deposit Agreement, a form of which has been filed as Exhibit A to the registration statement on Form F-6 (Registration No. 333-13518) filed with the SEC on May 17, 2001.

Charges of Depositary

We will pay the fees, reasonable expenses and out-of-pocket charges of the Depositary and those of any registrar only in accordance with agreements in writing entered into between us and the Depositary from time to time. The following charges shall be incurred by any party depositing or withdrawing ordinary shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or deposited ordinary shares or a distribution of ADRs pursuant to the terms of the Deposit Agreement):

(1)	any applicable taxes and other governmental charges,

(2)	any applicable transfer or registration fees,

(3)	certain cable, telex and facsimile transmission charges as provided in the Deposit Agreement,

(4)	any expenses incurred in the conversion of foreign currency,

(5)	a fee of $5.00 or less per 100 ADSs (or a portion thereof) for the execution and delivery of ADRs and the surrender of ADRs, and

(6)	a fee for the distribution of proceeds of rights that the Depositary sells pursuant to the Deposit Agreement.

The Depositary may own and deal in our securities and in our ADRs.

Liability of Holders for Taxes, Duties or Other Charges

Any tax or other governmental charge with respect to ADRs or any deposited ordinary shares represented by any ADR shall be payable by the holder of such ADR to the Depositary. The Depositary may refuse to effect transfer of such ADR or any withdrawal of deposited ordinary shares represented by such ADR until such payment is made, and may withhold any dividends or other distributions or may sell for the account of the holder any part or all of the deposited ordinary shares represented by such ADR and may apply such dividends or distributions or the proceeds of any such sale in payment of any such tax or other governmental charge and the holder of such ADR shall remain liable for any deficiency.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 15d-15(f) under the Securities Exchange Act. Our internal control over financial reporting system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Our management assessed our internal control over financial reporting as of December 31, 2009. Our management based its assessment on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that, as of December 31, 2009, our internal control over financial reporting is effective.

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

Item 16A.                      Audit Committee Financial Expert.

Our board of directors has determined that Dan Falk meets the definition of an audit committee financial expert, as defined in Item 407 of Regulation S-K, and is independent under the applicable regulations.

Item 16B.                      Code of Ethics.

We have adopted a Code of Ethics that applies to our principal executive and financial officers, and that also applies to all of our employees. The Code of Ethics is publicly available on our website at www.nice.com. Written copies are available upon request. If we make any substantive amendments to the Code of Ethics or grant any waiver from a provision of this code to our chief executive officer, principal financial officer or corporate controller, we will either disclose the nature of such amendment or waiver on our website or in our annual report on Form 20-F.

        On November 25, 2009, our Internal Audit Committee and Board of Directors approved a waiver of the applicable provisions of our Code of Ethics, with respect to a potential conflict of interest of our Chief Executive Officer, Zeev Bregman, caused by his holding and exercise of stock options in subsidiaries of Comverse (which includes one of our direct competitors) and holding the underlying shares. In making their respective decisions, the Internal Audit Committee and Board of Directors determined that Mr. Bregman's interests in the success of NICE exceed the benefits which he may gain from these options and underlying shares.

Item 16C.                      Principal Accountant Fees and Services.

Fees Paid to Independent Auditors

Fees billed or expected to be billed by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, and other members of Ernst & Young Global for professional services for each of the last two fiscal years were as follows:

Services Rendered	2008 Fees	2009 Fees
Audit (1)	$799,000	850,000
Audit-related (2)	$78,000	139,000
Tax (3)	$172,000	566,000
Total	$1,049,000	1,555,000

(1)
Audit fees are for audit services for each of the years shown in this table, including fees associated with the annual audit for 2009 (including audit in accordance with section 404 of the Sarbanes-Oxley act) and certain procedures regarding our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits.

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

Policies and Procedures

Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our external auditors - Kost, Forer, Gabbay & Kasierer, a Member of Ernst & Young Global. The policy, which is designed to assure that such services do not impair the independence of our auditors, requires pre-approval from the audit committee on an annual basis for the various audit and non-audit services that may be performed by our auditors. If a type of service, that is to be provided by our auditors, has not received such general pre-approval, it will require specific pre-approval by our audit committee. Any proposed services exceeding pre-approved cost levels or budgeted amounts will also require specific pre-approval by our audit committee. The policy prohibits retention of the independent auditors to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public auditors.

Item 16D.                      Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.                      Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

                None.

Item 16F.                      Change in Registrant’s Certifying Accountant.

None.

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
1.1
Amended and Restated Memorandum of Association, as approved on December 21, 2006 (English translation) (filed as Exhibit 1.1 to NICE-Systems Ltd.’s Annual Report on Form 20-F filed with the SEC on June 13, 2007, and incorporated herein by reference).

1.2
Amended and Restated Articles of Association, as approved on December 21, 2006 (filed as Exhibit 1.2 to NICE-Systems Ltd.’s Annual Report on Form 20-F filed with the SEC on June 13, 2007, and incorporated herein by reference).

2.1
Form of Share Certificate (filed as Exhibit 4.1 to Amendment No. 1 to NICE-Systems Ltd.’s Registration Statement on Form F-1 (Registration No. 333-99640) filed with the SEC on December 29, 1995, and incorporated herein by reference).

2.2
Form of Deposit Agreement including Form of ADR Certificate (filed as Exhibit A to NICE-Systems Ltd.’s Registration Statement on Form F-6 (Registration No. 333-157371) filed with the SEC on February 17, 2009, and incorporated herein by reference).

4.1
Manufacturing Outsourcing Agreement dated January 21, 2002 by and among NICE-Systems Ltd. and Flextronics Israel Ltd. (filed as Exhibit 4.5 to NICE-Systems Ltd.’s Annual Report on Form 20-F filed with the SEC on June 26, 2003, and incorporated herein by reference).

4.2
Share Purchase Agreement, dated as of November 17, 2005, between certain shareholders of FAST Video Security AG and NICE-Systems Ltd. (filed as Exhibit 4.9 to NICE-Systems Ltd.’s Annual Report on Form 20-F filed with the SEC on May 17, 2006, and incorporated herein by reference).

4.3
Agreement and Plan of Merger, dated as of July 2, 2007, among Actimize Ltd., Nemo Acquisitions Ltd. and NICE-Systems Ltd. (filed as Exhibit 99.2 to NICE-Systems Ltd.’s Report on Form 6-K filed with the SEC on August 30, 2007, and incorporated herein by reference).

4.4	Share Purchase and Sale Agreement between NICE-Systems Ltd., certain subsidiaries of the NICE-Systems Ltd., and, Fortent, Inc. and certain subsidiaries of Fortent, Inc., dated as of August 31, 2009
4.5	Asset Purchase Agreement, dated as of November 22, 2009, among Orsus Solutions Limited and its wholly-owned subsidiaries and NICE-Systems Ltd. and certain of its wholly-owned subsidiaries.
4.6
NICE Systems Ltd. 2003 Stock Option Plan, as amended (filed as Exhibit 4.4 to NICE-System Ltd.’s Annual Report on Form 20-F (File No. 000-27466) filed with the SEC on April 6, 2009, and incorporated herein by reference).

4.7
NICE Systems Ltd. Amended and Restated 1999 Employee Stock Purchase Plan (filed as Exhibit 4 to NICE-System Ltd.’s Registration Statement on Form S-8 (Registration No. 333-111113) filed with the SEC on May 22, 2006, and incorporated herein by reference).

4.8
Actimize Ltd. 2003 Omnibus Stock Option and Restricted Stock Incentive Plan (filed as Exhibit 4.4 to NICE-System Ltd.’s Registration Statement on Form S-8 (Registration No. 333-145981) filed with the SEC on September 11, 2007, and incorporated herein by reference).

4.9
NICE Systems Ltd. 2008 Share Incentive Plan, as amended (filed as Exhibit 4.8 to NICE-System Ltd.’s Annual Report on Form 20-F (File No. 000-27466) filed with the SEC on April 6, 2009, and incorporated herein by reference).

4.10	Orsus Solutions Limited 2007 Incentive Option Plan, as amended.
8.1	List of significant subsidiaries.
12.1	Certification by the Chief Executive Officer of NICE-Systems Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
12.2	Certification by the Chief Financial Officer of NICE-Systems Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer of NICE-Systems Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer of NICE-Systems Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

NICE SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of NICE Systems Ltd. ("the Company") and its subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2008 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 2y, effective January 1, 2009, the Company adopted new guidance on accounting for business combinations.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2010 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 31, 2010	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

NICE SYSTEMS LTD.

We have audited NICE Systems Ltd.'s ("the Company") internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting included in the accompanying Management's Annual Report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009 and our report dated March 31, 2010 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 31, 2010	A Member of Ernst & Young Global

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2008	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$144,376	$214,811
Short-term bank deposits	65,003	40,227
Marketable securities	121,069	68,623
Trade receivables (net of allowance for doubtful accounts of $ 6,308 and $ 6,039 at December 31, 2008 and 2009, respectively)	104,115	102,147
Other receivables and prepaid expenses	21,378	23,887
Inventories	13,235	14,445
Deferred tax assets	8,400	8,181

Total current assets	477,576	472,321

LONG-TERM ASSETS:
Marketable securities	170,923	224,828
Other long-term assets	20,216	29,314
Property and equipment, net	23,394	22,052
Other intangible assets, net	145,402	156,664
Goodwill	445,504	494,498

Total long-term assets	805,439	927,356

Total assets	$1,283,015	$1,399,677

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2008	2009
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$23,060	$26,342
Accrued expenses and other liabilities	237,005	261,519

Total current liabilities	260,065	287,861

LONG-TERM LIABILITIES:
Accrued severance pay	19,928	22,979
Deferred tax liabilities	31,954	25,899
Other long-term liabilities	246	184

Total long-term liabilities	52,128	49,062

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital-
Ordinary shares of NIS 1 par value:
Authorized: 125,000,000 shares at December 31, 2008 and 2009; Issued and outstanding: 60,667,712 and 61,958,508 shares at December 31, 2008 and 2009, respectively	15,157	15,492
Additional paid-in capital	853,226	892,139
Accumulated other comprehensive income (loss)	(1,343)	8,585
Retained earnings	103,782	146,538

Total shareholders' equity	970,822	1,062,754

Total liabilities and shareholders' equity	$1,283,015	$1,399,677

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2007	2008	2009
Revenues:
Products	$316,888	$351,680	$281,783
Services	200,486	272,482	301,332

Total revenues	517,374	624,162	583,115

Cost of revenues:
Products	89,373	95,861	88,030
Services	116,969	142,885	149,175

Total cost of revenues	206,342	238,746	237,205

Gross profit	311,032	385,416	345,910

Operating expenses:
Research and development, net	59,632	78,445	77,382
Selling and marketing	120,592	147,879	141,526
General and administrative	85,089	97,378	72,791
Amortization of acquired intangibles	9,175	14,493	16,012
In-process research and development write-off	3,710	-	-
Settlement and related expenses	-	9,870	-

Total operating expenses	278,198	348,065	307,711

Operating income	32,834	37,351	38,199
Financial income and other, net	14,800	11,236	7,597

Income before taxes on income	47,634	48,587	45,796
Taxes on income	10,254	9,480	3,040

Net income	$37,380	$39,107	$42,756

Net earnings per share:

Basic	$0.69	$0.65	$0.70

Diluted	$0.67	$0.64	$0.68

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total comprehensive income	Total shareholders' equity

Balance as of January 1, 2007	$12,754	$522,866	$7,483	$26,471		$569,574

Issuance of shares upon public offering, net	1,283	179,546	-	-		180,829
Issuance of shares of ESPP	4	495	-	-		499
Exercise of share options	393	19,406	-	-		19,799
Stock-based compensation	-	23,666	-	-		23,666
Tax benefit in respect of offering expenses	-	10	-	-		10
Excess tax benefit from share-based payment arrangements	-	4,945	-	-		4,945
Issuance of shares and options for the acquisition of Actimize	365	60,272	-	-		60,637
Restricted shares vesting in respect of Actimize acquisition	2	44	-	-		46
Uncertain tax position opening balance adjustment	-	-	-	824		824
Comprehensive income:
Foreign currency translation adjustments	-	-	5,175	-	$5,175	5,175
Unrealized gains on derivative instruments, net	-	-	410	-	410	410
Net income	-	-	-	37,380	37,380	37,380

Total comprehensive income					$42,965

Balance as of December 31, 2007	14,801	811,250	13,068	64,675		903,794

Issuance of shares of ESPP	5	526	-	-		531
Exercise of share options	290	14,430	-	-		14,720
Stock-based compensation	-	25,321	-	-		25,321
Tax benefit in respect of offering expenses	-	892	-	-		892
Excess tax benefit from share-based payment arrangements	-	638	-	-		638
Restricted shares vesting in respect of Actimize acquisition	61	169	-	-		230
Comprehensive income:
Foreign currency translation adjustments	-	-	(14,405)	-	$(14,405)	(14,405)
Unrealized gains on marketable securities, net	-	-	1,432	-	1,432	1,432
Unrealized losses on derivative instruments, net	-	-	(1,438)	-	(1,438)	(1,438)
Net income	-	-	-	39,107	39,107	39,107

Total comprehensive income					$24,696

Balance as of December 31, 2008	15,157	853,226	(1,343)	103,782		970,822

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands

	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total comprehensive income	Total shareholders' equity

Balance as of December 31, 2008	15,157	853,226	(1,343)	103,782		970,822

Issuance of shares of ESPP	5	370	-	-		375
Exercise of share options	303	19,267	-	-		19,570
Stock-based compensation	-	18,237	-	-		18,237
Excess tax benefit from share-based payment arrangements	-	969	-	-		969
Restricted shares vesting in respect of Actimize acquisition	27	70	-	-		97
Comprehensive income:
Foreign currency translation adjustments	-	-	7,415	-	$7,415	7,415
Unrealized gains on marketable securities, net	-	-	2,206	-	2,206	2,206
Unrealized gains on derivative instruments, net	-	-	307	-	307	307
Net income	-	-	-	42,756	42,756	42,756

Total comprehensive income					$52,684

Balance as of December 31, 2009	$15,492	$892,139	$8,585	$146,538		$1,062,754

As of December 31, 2007, 2008 and 2009, accumulated other comprehensive income (loss) was comprised of unrealized gain (loss) on derivatives, net of tax, of $ 482, $(956) and $ (649), unrealized gains on marketable securities, net of tax, of $ 0, $ 1,432 and $ 3,638 and foreign currency translation adjustments of $ 12,586, $ (1,819) and $ 5,596.

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2008	2009
Cash flows from operating activities:

Net income	$37,380	$39,107	$42,756
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	30,926	42,740	47,217
Stock-based compensation	23,666	25,321	18,237
Excess tax benefit from share-based payment arrangements	(4,945)	(638)	(969)
In-process research and development write-off	3,710	-	-
Accrued severance pay, net	632	1,506	(1,534)
Amortization of premium (accretion of discount) and accrued interest on marketable securities	(252)	1,504	1,656
Loss (gain) on marketable securities	257	4,924	(823)
Deferred taxes, net	(5,231)	(5,554)	(6,984)
Decrease (increase) in trade receivables, net	(15,224)	(232)	8,898
Decrease (increase) in other receivables and prepaid expenses	(9,623)	80	(2,265)
Decrease (increase) in inventories	7,579	(935)	(531)
Increase (decrease) in trade payables	(2,982)	189	1,536
Increase in accrued expenses and other liabilities	51,933	28,057	12,039
Other	418	(359)	453

Net cash provided by operating activities	118,244	135,710	119,686

Cash flows from investing activities:

Purchase of property and equipment	(10,947)	(15,454)	(8,851)
Proceeds from sale of property and equipment	58	20	70
Investment in marketable securities	(208,590)	(231,057)	(197,499)
Proceeds from maturity of marketable securities	170,945	64,725	140,396
Proceeds from sale and call of marketable securities	30,100	111,826	57,394
Investment in short-term bank deposits	(39,131)	(64,448)	(110,021)
Proceeds from short-term bank deposits	139	39,095	134,473
Payment for the acquisition of Actimize (a)	(210,540)	(1,633)	-
Payment for the acquisition of Fortent (b)	-	-	(72,700)
Payment for other acquisitions	(7,058)	(20,046)	(12,226)
Capitalization of software development costs	(962)	(1,278)	(1,315)
Purchase of intangible assets	-	(3,533)	(1,000)
Receipt upon the realization of investment in an affiliate	-	964	-

Net cash used in investing activities	(275,986)	(120,819)	(71,279)

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2008	2009
Cash flows from financing activities:

Proceeds from issuance of shares upon public offering, net	180,934	-	-
Proceeds from issuance of shares upon exercise of options and ESPP, net	20,273	15,282	19,948
Receipt of short-term bank loan	120,000	-	-
Repayment of short-term bank loan	(120,000)	-	-
Excess tax benefit from share-based payment arrangements	4,945	638	969

Net cash provided by financing activities	206,152	15,920	20,917

Effect of exchange rate changes on cash	844	(3,054)	1,111

Increase in cash and cash equivalents	49,254	27,757	70,435
Cash and cash equivalents at the beginning of the year	67,365	116,619	144,376

Cash and cash equivalents at the end of the year	$116,619	$144,376	$214,811

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Income taxes	$2,199	$2,499	$4,021

Interest	$668	$52	$58

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2007	2008	2009
(a)	Payment for the acquisition of Actimize:

	Estimated fair value of assets acquired and liabilities assumed at the acquisition date:

	Working capital deficit (excluding cash and cash equivalents)	$(8,919)	$-	$-
	Property and equipment	622	-	-
	Severance pay fund	324	-	-
	Long-term other receivables and prepaid expenses	332	-	-
	In-process research and development	3,710	-	-
	Other intangible assets	71,300	-	-
	Goodwill	219,543	-	-
	Long-term deferred tax liabilities	(13,028)	-	-
	Other long-term liabilities	(854)	-	-

		273,030	-	-
	Add (less) - (accrued) acquisition costs	(1,853)	1,633	-
	Less - amount acquired by issuance of shares and options, net of issuance expenses	(60,637)	-	-

		$210,540	$1,633	$-
(b)	Payment for the acquisition of Fortent:

	Estimated fair value of assets acquired and liabilities assumed at the acquisition date:

	Working capital deficit (excluding cash and cash equivalents)	$-	$-	$(9,796)
	Property and equipment	-	-	1,302
	Long-term other receivables and prepaid expenses	-	-	536
	Long-term deferred tax assets	-	-	5,746
	Other intangible assets	-	-	35,000
	Goodwill	-	-	40,212

		-	-	73,000
	Less - accrued payment	-	-	(300)

		$-	$-	$72,700

	Tax benefit on offering expenses	$10	$892	$-

	Accrued offering expenses	$105	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	General:

NICE Systems Ltd. ("NICE" or "the Company") and subsidiaries (collectively - "the Group") is a leading global provider of advanced solutions that enable enterprises and security organizations to extract insight from interactions, transactions and surveillance to drive business performance and ensure safety and security. The Company's solutions enable companies and public organizations to capture, manage, analyze and impact unstructured interaction as well as transactional data, enabling such entities to comply with internal and governmental regulations, enhance business and operational performance and address security threats while increasing situational awareness. Unstructured content includes cross-channel analysis of phone calls, chat, instant messaging, and email interactions to contact centers, trading floors, branches, home agents and back offices, phone calls to emergency service providers and first responders, video captured by closed circuit cameras, radio communications between emergency services' and first responders' personnel, internet sessions, email and instant messaging and security management solutions for command and control centers. The Company's solutions include integrated, scalable, cross-channel recording platforms, cross-channel real-time analytics, software management applications. These solutions address critical business processes and risk management, compliance procedures and security needs of enterprises and security organizations. The Company's solutions facilitate faster decision-making and real-time analysis and actions, improving business and employee performance, reducing exposure to transactional risks related to financial crime (fraud detection and Anti Money Laundering or AML), operational risk and compliance activities, and enhancing security and public safety.

The enterprise customers span a variety of industries, such as financial services, telecommunications, healthcare, outsourcers, retail, media, travel, service providers, utilities and others. The Company's financial crime solutions primarily serve financial services organizations. The Company's security solutions are tailored to protect city centers transportation systems, critical infrastructure, enterprise campuses and more.

The Company's markets are located primarily in North America, Europe, the Middle East and Africa ("EMEA") and Asia Pacific ("APAC").

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

The Company relies upon a number of independent distributors to market, sell and service its products in certain markets. If the Company is unable to effectively manage and maintain relationships with its distributors, or to enter into similar relationships with others, its ability to market and sell its products in these markets will be affected. In addition, a loss of a major distributor, or any event negatively affecting such distributor's financial condition, could cause a material adverse effect on the Company's results of operations and financial position.

As for major customer data, see Note 15c.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

b.	Acquisitions:

1.	Acquisition of Actimize Ltd.:

On August 30, 2007, the Company consummated an agreement to acquire all of the outstanding shares of Actimize Ltd. ("Actimize"), a leading provider of transactional risk management software for the financial services industry, for an aggregate consideration of $ 281,111. The total purchase price of Actimize was composed of the following:

Cash	$217,224
Shares *)	53,217
Options and Restricted Share Awards **)	7,670
Acquisition related transaction costs ***)	3,000

Total purchase price	$281,111

*)
Represents the fair value of 1,501,933 American Depositary Shares ("ADSs") of NICE issued to Actimize shareholders upon consummation of the acquisition, valued based on the market price of the securities a few days before and after the terms of the acquisition were agreed to and announced.

**)
Represents the fair value of the vested portion of 987,104 options and restricted shares of NICE granted upon consummation of the acquisition to the holders of partially vested options and restricted shares of Actimize originally granted under Actimize's 2003 Omnibus Stock Option and Restricted Stock Incentive Plan. The fair value of these options was determined using the Black-Scholes-Merton valuation model with the following assumptions: expected life of 0-4 years, risk-free interest rate of 4.85%-4.99%, expected volatility of 30.7%-35.8% and no dividend yield.

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

The acquisition of Actimize allows NICE to offer its customers and partners a more extensive product portfolio in the industries in which NICE operates. Actimize is a leading provider of software solutions for anti-money laundering, brokerage compliance, customer due diligence and fraud prevention. Built on a patented, scalable and extensible analytics platform, Actimize solutions enable financial institutions to increase their insight into real-time customer behavior and improve risk and compliance performance. By purchasing Actimize, the Company strategically strengthened its position as an enterprise wide analytics powerhouse and expanded its solution offering. The factors that resulted in recognition of goodwill in connection with the acquisition included the leverage for vertical markets and time to market benefits.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-                 GENERAL (Cont.)

The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of Actimize. The results of the Actimize operations have been included in the consolidated financial statements since August 30, 2007.

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

The $ 3,710 assigned to in-process research and development was written off at the acquisition.

Trade name, core technology and customer relationships in the amount of $ 71,300 are amortized at an annual weighted average rate of 19%.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

2.	Acquisition of Quality Plus Group Ltd.:

On April 8, 2008, the Company acquired certain assets, shares and business from Quality Plus Group Ltd., a UK-based value-added distributor of NICE's contact center solutions, and its affiliates ("QPC") for $ 12,587 in cash (including acquisition costs). The business acquired includes the sale, distribution, service, support, maintenance and development of workforce management solutions and associated services as conducted by QPC in the UK, Sweden and Australia. With the acquisition of QPC, the Company expanded its customer base and presence in the UK, Sweden and Australia and expanded and strengthened the Company's support organization in these regions. The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of QPC. The results of the QPC operations have been included in the consolidated financial statements since April 8, 2008. The Company recorded customer relationships and goodwill in the amounts of $ 12,000 and $ 5,524, respectively.

3.	Acquisition of certain assets and liabilities of AVT Systems Limited:

On April 28, 2008, the Company completed the acquisition of certain assets of AVT Systems Limited ("AVT"), for $ 6,186 in cash (including acquisition costs). The business acquired includes the sale, distribution, service, maintenance and support of NICE voice recording solutions (hardware and software and associated services) in the United Kingdom. With the acquisition of AVT, the Company expanded its customer base and presence in the UK financial sector and expanded and strengthened the Company's support organization in the UK. The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of AVT. The results of the AVT operations have been included in the consolidated financial statements since April 28, 2008. The Company recorded customer relationships and goodwill in the amounts of $ 3,838 and $ 3,478, respectively.

4.	Acquisition of Syfact:

On June 17, 2009, the Company completed the acquisition of Syfact, for $ 4,425 in cash. The acquired business provides innovative investigative case management solutions, best practice and technologies that simplify and enrich the most complex fraud, money laundering, customer due diligence and corporate security investigations. The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of Syfact. The results of the Syfact operations have been included in the consolidated financial statements since June 15, 2009. The Company recorded customer relationships, technology and goodwill in the amounts of $ 2,361, $ 142 and $ 1,758, respectively.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

5.	Acquisition of Fortent:

On August 31, 2009, the Company completed the acquisition of all of the outstanding shares of certain subsidiaries of Fortent Inc. ("Fortent"), in consideration for $ 73,000 in cash. Fortent is a leading provider of analytics based Anti-Money Laundering and financial crime prevention software solutions for the financial services industry.

The acquisition of Fortent allows NICE to offer its customers and partners a more extensive product portfolio in the industries in which NICE operates. Fortent is a leading vendor known for its anti-money laundering deployments and expertise within the world's tier-one financial institutions and for its advanced statistical profiling analytics technology. The factors that resulted in recognition of goodwill in connection with the acquisition included the strength of the Company's position in the market and comprehensive integrated platform offering for risk and financial crime solution.

The acquisition was accounted for by the acquisition method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of Fortent. The results of the Fortent operations have been included in the consolidated financial statements since August 31, 2009.

Revenues of Fortent for the period since the acquisition date through December 31, 2009, which are included in the consolidated financial statements amounted to $ 5,249.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Cash	$144
Trade receivables	2,253
Other receivables and prepaid expenses	1,881
Property and equipment	1,302
Long-term trade receivables	536
Long-term deferred tax assets, net	5,746
Trade name	460
Core technology	14,300
In-process research and development ("IPR&D")	1,440
Customer relationships	18,800
Goodwill	40,212

Total assets acquired	87,074

Trade payables	(1,488)
Accrued expenses and other liabilities	(9,846)
Short-term deferred tax liabilities	(2,596)

Total liabilities assumed	(13,930)

Net assets acquired	$73,144

In performing the purchase price allocation, management considered, among other factors, analyses of historical financial performance, highest and best use of the acquired assets and estimates of future performance of Fortent's products. The fair value of intangible assets was based on market participant approach using an income approach.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

Trade name, core technology and customer relationships in the amount of $ 33,560 are amortized at an annual weighted average rate of 19%.

IPR&D in the amount of $ 1,440 represents incomplete research and development projects that had not reached technological feasibility and had no alternative future use as of the date of the acquisition.  Upon completion of development, the acquired IPR&D will be considered finite-lived asset and will be amortized accordingly.

6.	Acquisition of Hexagon:

On August 31, 2009, the Company acquired all of the outstanding shares of Hexagon System Engineering Ltd. ("Hexagon"), for $ 7,767 in cash. The acquired business provides cellular location tracking technology which enables law enforcement, internal security and intelligence agencies to fight crime and terror more effectively.

The acquisition was accounted for by the acquisition method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of Hexagon. The results of the Hexagon operations have been included in the consolidated financial statements since August 31, 2009. The Company recorded technology and goodwill in the amounts of $ 5,391 and $ 3,379, respectively.

Under the terms of the acquisition agreement, additional contingent consideration of up to $ 2,500 in cash will be paid to the selling shareholders of Hexagon based on services rendered to the Company by the selling shareholders over two years. In accordance with ASC 805, the contingent consideration was recorded as prepaid expenses to be recognized over the employment period rather than as part of the purchase price.

7.	Unaudited pro forma condensed results of operations:

The following represents the unaudited pro forma condensed results of operations for the years ended December 31, 2008 and 2009 assuming that the acquisitions of Fortent, Hexagon and Syfact occurred on January 1, 2008 and 2009. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred had the acquisitions been consummated on those dates, nor does it purport to represent the results of operations for future periods.

	Year ended December 31,	Year ended December 31,
	2008	2009
	Unaudited	Unaudited

Revenues	$656,509	$599,573

Net income	$10,057	$23,088

Basic net earnings per share	$0.17	$0.38

Diluted net earnings per share	$0.16	$0.37

8.	Acquisition costs related to all of the 2009 acquisitions for the year ended December 31, 2009 in the amount of $ 4,069 were included in general and administrative expenses.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

b.	Financial statements in United States dollars:

The currency of the primary economic environment in which the operations of NICE and certain subsidiaries are conducted is the U.S. dollar ("dollar"); thus, the dollar is the functional currency of NICE and certain subsidiaries.

NICE and certain subsidiaries' transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with ASC 830, "Foreign Currency Matters" (formerly SFAS No. 52). All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of income as financial income or expenses, as appropriate.

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

Cash equivalents are short-term unrestricted highly liquid investments that are readily convertible into cash, with original maturities of three months or less at acquisition.

e.	Short-term bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such short-term bank deposits are stated at cost.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Marketable securities:

The Company accounts for investments in debt securities in accordance with ASC 320, "Investments - Debt and Equity Securities" (formerly SFAS No. 115). Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date.

In the third quarter of 2008, the Company reclassified its investments in marketable securities from the held to maturity category into the available-for-sale category.

Marketable securities classified as "available-for-sale" are carried at fair value, based on quoted market prices. Unrealized gains and losses are reported in a separate component of shareholders' equity in accumulated other comprehensive income (loss). Gains and losses are recognized when realized, on a specific identification basis, in the Company's consolidated statements of income.

Interest income resulting from investments in structured notes is accounted for under the provisions of ASC 320-10-35 (formerly EITF No. 96-12). Under ASC 320-10-35, the retrospective interest method is used for recognizing interest income.

On April 1, 2009, the Company adopted the updated guidance as codified in ASC 320-10-65 that changed the impairment and presentation model for its available for sale debt securities. Under the updated impairment model, an other-than-temporary impairment loss is recognized in earnings if the entity has the intent to sell the debt security, or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, if an entity does not expect to sell a debt security, it still needs to evaluate expected cash flows to be received and determines if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized currently in earnings. Amounts relating to factors other than credit losses are recorded in other comprehensive income (loss), net of taxes. The adoption of the updated guidance had no impact on the Company's consolidated financial position, results of operations or cash flows.

g.	Inventories:

Inventories are stated at the lower of cost or market value. The cost of raw materials is determined by the "average cost" method, and the cost of finished goods on the basis of costs charged by third party manufacturer. The cost of work-in-progress related to long-term contracts includes materials, subcontractors and other direct costs.

Inventory write-downs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, and discontinued products and for market prices lower than cost, if any. At the point of the loss recognition, a new lower cost basis for that inventory is established. In addition, the Company records a liability for firm non-cancelable and unconditional purchase commitments with contract manufacturers for quantities in excess of the Company's future demands forecast consistent with its valuation of excess and obsolete inventory. Inventory write-downs for 2007, 2008 and 2009 were $ 2,716, $ 130 and $ 1,586, respectively, and have been included in cost of revenues.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

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

i.	Other intangible assets, net:

Intangible assets are amortized over their estimated useful lives using the straight-line method, at the following weighted average annual rates:

%

Capitalized software development costs (see m below)	33
Core technology	18
Trademarks	22
Customer relationships and distribution network	14

In connection with business combinations consummated through December 31, 2008, amounts assigned to intangible assets to be used in a particular research and development project that have not reached technological feasibility and have no alternative future use were charged to in process research and development write off at the acquisition date. Commencing January 1, 2009, acquired IPR&D is no longer being expensed on acquisition, but capitalized and assessed for impairment at least annually until the completion of development and afterward will be amortize over its useful life. No impairment loss was identified in 2009.

j.	Impairment of long-lived assets:

The Company's long-lived assets and identifiable intangibles that are subject to amortization are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment"  (formerly SFAS No. 144), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. In 2007, 2008 and 2009, no impairment indicators have been identified.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350 (formerly SFAS No. 142), goodwill is not amortized, but rather is subject to an annual impairment test.

ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. The Company operates in four operating segments, and these segments comprise its reporting units. Fair value is determined using discounted cash flows. Significant estimates used in the fair value methodologies include estimates of future cash flows, future growth rates and the weighted average cost of capital of the reporting units. The Company performed annual impairment tests during the fourth quarter of 2007, 2008 and 2009 and did not identify any impairment losses.

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

Revenues from sales of product and software licensing are recognized when all criteria outlined in ASC 985-605, "Revenue Recognition" (formerly SOP No. 97-2 (as amended by SOP No. 98-9)), are met. Revenue from products and software licensing is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable.

Revenues from maintenance and professional services are recognized ratably over the contractual period or as services are performed, respectively.

In transactions where a customer's contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or as the acceptance provision has lapsed.

Revenues from multiple element arrangements are allocated to the different elements in the arrangement under the "residual method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with the customer, the Company defers revenue for the fair value of its undelivered elements (maintenance and professional services) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (products and software licenses) when the basic criteria in ASC 985-605 have been met. Any discount in the arrangement is allocated to the delivered element.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's policy for establishing VSOE of fair value of maintenance services is based on the price charged when the maintenance is renewed separately. Establishment of VSOE of fair value of installation and training services is based on the price charged when these elements are sold separately. VSOE of fair value of project management services is established based on a price per day which is similar to price per day charged for installation services.

Revenues from fixed price contracts that require significant customization, integration and installation are recognized based on ASC 605-35, "Construction-Type and Production-Type Contracts" (formerly SOP No. 81-1), using the percentage-of-completion method of accounting based on the ratio of costs related to contract performance incurred to date to the total estimated amount of such costs. The amount of revenue recognized is based on the total fees under the license agreement and the percentage of completion achieved. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contact. The revenues from such arrangements are allocated between license revenues and professional services revenues to reflect the portion of each revenue source separately. Revenues allocated to services are based on the VSOE of fair value of the services in the arrangement and revenues allocated to product are the residual amount.

The Company maintains a provision for product returns in accordance with ASC 605, "Revenue Recognition" (formerly SFAS No. 48). The provision is estimated based on the Company's past experience and is deducted from revenues. As of December 31, 2008 and 2009, the provision for product returns amounted to $ 2,833 and $ 2,610, respectively.

Deferred revenues include advances and payments received from customers, for which revenue has not yet been recognized.

m.	Research and development costs:

Research and development costs (net of grants) incurred in the process of software production before establishment of technological feasibility are charged to expenses as incurred. Costs of the production of a product master incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in ASC 985-20, "Software - Costs of Software to be Sold, Leased, or Marketed" (formerly SFAS No. 86). Based on the Company's product development process, technological feasibility is established upon completion of a detailed program design.

Costs incurred by the Company between completion of the detailed program design and the point at which the product is ready for general release, have been capitalized.

Capitalized software development costs are amortized commencing with general product release by the straight-line method over the estimated useful life of the software product.

n.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes" (formerly SFAS No. 109). This topic prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company implements a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement.

The Company classifies interest as financial expenses and penalties as general and administrative expenses.

o.	Government grants:

Non-royalty bearing grants from the Government of Israel for funding research and development projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and recorded as a deduction from research and development costs.

p.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, trade receivables, marketable securities and foreign currency derivative contracts.

The Company's cash and cash equivalents and short-term bank deposits are invested in deposits mainly in dollars with major international banks. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be redeemed upon demand and therefore bear minimal risk.

The Company's trade receivables are derived from sales to customers located primarily in North America, EMEA and APAC. The Company performs ongoing credit evaluations of its customers and obtains letter of credit and bank guarantees for certain receivables. Additionally, the Company insures certain of its receivables with a credit insurance company. A general allowance for doubtful accounts is provided, based on the length of time the receivables are past due.

The Company's marketable securities include investment in corporate debentures and U.S. government debentures. The Company's investment policy limits the amount that the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations. As a result of the last turmoil in capital markets, the Company has tightened its control and monitoring over its marketable securities portfolio in order to minimize potential risks stemming from current capital markets environment.

The Company entered into forward contracts and option strategies (together: "derivative instruments") intended to protect against the increase in value of forecasted non-dollar currency cash flows. The derivative instruments hedge a portion of the Company's non-dollar currency exposure (see w below and Note 11 below).

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Severance pay:

The Company's liability for severance pay for its Israeli employees is calculated pursuant to Israel's Severance Pay Law based on the most recent monthly salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company's liability is fully provided by monthly deposits with insurance policies and severance pay funds and by an accrual.

The deposited funds include profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies.

The Company's agreements with employees in Israel, joining the Company since May 1, 2009, are in accordance with section 14 of the Severance Pay Law, 1963, whereas, the Company's contributions for severance pay shall be instead of its severance liability. Upon contribution of the full amount of the employee's monthly salary, and release of the policy to the employee, no additional calculations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee. Further, the related obligation and amounts deposits on behalf of such obligation are not stated on the balance sheet, as they are legally released from obligation to employees once the deposit amounts have been paid.

Severance pay expense for 2007, 2008 and 2009 amounted to $ 5,680, $ 7,822 and $ 7,709, respectively.

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 6% of their eligible compensation, but generally not greater than $ 16.5 per year, (for certain employees over 50 years of age the maximum contribution is $ 22 per year) of their annual compensation to the plan through salary deferrals, subject to IRS limits. The Company matches 50% of employee contributions to the plan up to a limit of 6% of their eligible compensation. In the years 2007, 2008, and 2009, the Company recorded an expense for matching contributions in the amount of $ 1,769, $ 2,154 and $ 2,330, respectively.

r.	Basic and diluted net earnings per share:

Basic net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year plus dilutive potential equivalent Ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share" (formerly SFAS No. 128).

The weighted average number of shares related to outstanding anti-dilutive options and restricted shares excluded from the calculations of diluted net earnings per share was 1,817,895, 3,133,816 and 3,867,517 for the years 2007, 2008 and 2009, respectively.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation - Stock Compensation" (formerly SFAS No. 123 (R)), which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statements.

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

The Company adopted the provisions of ASC 820, "Fair Value Measurements and Disclosures" (formerly SFAS No. 157), effective January 1, 2008. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the inputs as follows:

●	Level 1 -
Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

●	Level 2 -	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

●	Level 3 -	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment and the investments are categorized as Level 3.

The Company's marketable securities trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency and accordingly are categorized as Level 2.

Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The following table presents assets and liabilities measured at fair value on a recurring basis at December 31, 2008 and 2009:

	2008
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Marketable securities:
Corporate debentures	$-	$180,774	$-	$180,774
U.S. Treasuries	-	88,530	-	88,530
U.S. Government agency debentures	-	18,688	-	18,688
Structured notes	-	4,000	-	4,000

Total marketable securities	$-	$291,992	$-	$291,992

Derivative liabilities	$-	$(1,357)	$-	$(1,357)

	2009
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Marketable securities:
Corporate debentures	$-	$208,569	$-	$208,569
U.S. Treasuries	-	40,959	-	40,959
U.S. Government agency debentures	-	43,923	-	43,923

Total marketable securities	$-	$293,451	$-	$293,451

Derivative assets	$-	$187	$-	$187

Derivative liabilities	$-	$(255)	$-	$(255)

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, short-term bank deposits, trade receivables and trade payables approximate their fair value due to the short-term maturities of such instruments.

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

Advertising expenses are charged to expense as incurred. Advertising expenses for the years 2007, 2008 and 2009 were $ 6,479, $ 8,047 and $ 5,883, respectively.

w.	Derivatives and hedging activities:

The Company carries out transactions involving foreign currency exchange derivative financial instruments. The transactions are designed to hedge the Company's exposure in currencies other than the dollar. The Company recognizes derivative instruments as either assets or liabilities and measures those instruments at fair value. If a derivative meets the definition of a hedge and is so designated, changes in the fair value of the derivative are recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative qualified and designated as a hedge is recognized in earnings. If a derivative does not meet the definition of a hedge, the changes in the fair value are included in earnings.

x.	Reclassification:

Certain amounts from prior years have been reclassified to conform to the current year's presentation. The reclassification had no effect on previously reported net income, shareholders' equity or cash flows.

y.	Adoption of New Accounting Standards:

In December 2007, the Financial Accounting Standards Board ("FASB") issued authoritative guidance on business combinations. The guidance significantly changes the accounting for business combinations, establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquire. The guidance also sets out requirements for recognition and measurement of the goodwill acquired in the business combination or a gain from a bargain purchase. Among the more significant changes, acquired in-process research and development will be capitalized and upon completion amortized over its useful life; acquisition costs will be expensed as incurred; restructuring costs will generally be expensed in periods after the acquisition date; contingent consideration will be recognized at fair value at the acquisition date with subsequent changes recognized in earnings, and reductions in deferred tax valuation allowance relating to a business acquisition will be recognized in earnings. In April 2009, the FASB issued an amendment to the revised business combination guidance regarding the accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. This authoritative guidance on business combinations was adopted by the Company for business combinations for which the acquisition date is on or after January 1, 2009.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

See f above for the adoption of the updated guidance regarding recognition and presentation of other-than-temporary impairment on marketable securities.

See Note 11 for the adoption of the updated guidance of ASC 815 with respect to disclosure requirements regarding derivative instruments and hedging activities.

z.	Recently issued accounting pronouncements:

On July 1, 2009, the FASB issued the FASB Accounting Standards Codification ("the ASC"). The ASC became the single source of authoritative nongovernmental U.S. GAAP, superseding existing pronouncements issued by the FASB, the American Institute of Certified Public Accountants, the Emerging Issues Task Force and related literature. The ASC eliminates the previous U.S. GAAP hierarchy and establishes one level of authoritative U.S. GAAP. Rules and interpretive releases issued by the U.S. Securities and Exchange Commission ("SEC") under authority of federal securities law are also sources of the authoritative U.S. GAAP for SEC registrants. All other literature is considered non-authoritative. The codification is effective for interim and annual periods ending after September 15, 2009. Throughout the notes to the consolidated financial statements references that were previously made to former authoritative U.S. GAAP pronouncements have been changed to coincide with the appropriate ASC reference.

In May 2009, FASB issued ASC Topic No. 855, "Subsequent Events" ("FASB ASC No. 855").  FASB ASC No. 855 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  Specifically, FASB ASC No. 855 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.  FASB ASC No. 855 was effective for fiscal years and interim periods ended after June 15, 2009.  The adoption did not have a material effect on the Company's consolidated financial statements.

In October 2009, the FASB issued an update to ASC 985-605, "Software-Revenue Recognition" (originally issued as EITF 09-3). In accordance with the update to the ASC, tangible products containing software components and non-software components that function together to deliver the tangible product's essential functionality are excluded from the scope of the software revenue recognition guidance. In addition, hardware components of a tangible product containing software component are always excluded from the software revenue guidance. The update is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, or retrospectively, for all periods presented.  The Company is currently evaluating the impact on its consolidated results of operations and financial condition.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In October 2009, the FASB issued an update to ASC 605-25, "Revenue Recognition - Multiple-Element Arrangements", that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to: (i) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated;  (ii) require an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have VSOE of selling price  or third-party evidence of selling price; (iii) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method and (iv) require expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance. The update is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, or retrospectively, for all periods presented. The Company is currently evaluating the impact on its consolidated results of operations and financial condition.

NOTE 3:-	MARKETABLE SECURITIES

a.	Available-for-sale marketable securities:

The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of available-for-sale marketable securities as of December 31, 2008 and 2009:
	Amortized cost		Gross unrealized gains		Gross unrealized losses		Estimated fair value
	December 31,		December 31,		December 31,		December 31,
	2008	2009	2008	2009	2008	2009	2008	2009

Corporate debentures	$180,705	$205,297	$1,691	$3,382	$1,622	$110	$180,774	$208,569
U.S. Government agency debentures	18,553	44,042	137	39	2	158	18,688	43,923
U.S. Treasuries	87,168	40,118	1,363	901	1	60	88,530	40,959
Structured notes	4,000	-	-	-	-	-	4,000	-

	$290,426	$289,457	$3,191	$4,322	$1,625	$328	$291,992	$293,451

The scheduled maturities of available-for-sale marketable securities as of December 31, 2009 were as follows:
	Amortized	Estimated
	cost	fair value

Due within one year	$67,678	$68,623
Due after one year through five years	221,779	224,828

	$289,457	$293,451

b.	Held-to-maturity marketable securities:

In the third quarter of 2008, due to market conditions and deterioration in the credit worthiness of issuers, the Company reclassified its investments in marketable securities from the held-to-maturity category into the available-for-sale category.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2008	2009

Government authorities	$5,055	$6,340
Interest receivable	2,290	2,185
Prepaid expenses	9,465	11,813
Other	4,568	3,549

	$21,378	$23,887

NOTE 5:-	INVENTORIES
	December 31,
	2008	2009

Raw materials	$1,720	$2,354
Work-in-progress	1,843	2,244
Finished goods	9,672	9,847

	$13,235	$14,445

NOTE 6:-	OTHER LONG-TERM ASSETS
	December 31,
	2008	2009

Investment in affiliates	$236	$236
Severance pay fund	15,957	20,398
Other receivables and prepaid expenses	1,756	3,092
Deferred tax assets	2,267	5,588

	$20,216	$29,314

NOTE 7:-	PROPERTY AND EQUIPMENT, NET
	December 31,
	2008	2009

Cost:
Computers and peripheral equipment	$68,630	$65,550
Office furniture and equipment	15,593	14,422
Leasehold improvements	9,014	10,984

	93,237	90,956
Accumulated depreciation:
Computers and peripheral equipment	53,884	52,291
Office furniture and equipment	11,243	10,806
Leasehold improvements	4,716	5,807

	69,843	68,904

Depreciated cost	$23,394	$22,052

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	PROPERTY AND EQUIPMENT, NET (Cont.)

Depreciation expense totaled $ 8,740, $ 10,260 and $ 11,570 for the years 2007, 2008 and 2009, respectively.

NOTE 8:-	OTHER INTANGIBLE ASSETS, NET

a.         Definite-lived other intangible assets:

	December 31,
	2008	2009
Original amounts:
Capitalized software development costs	$8,927	$10,242
Core technology	103,487	124,748
Trademarks	8,397	8,876
Customer relationships and distribution network	101,836	125,320

	222,647	269,186
Accumulated amortization:
Capitalized software development costs	6,475	7,525
Core technology	40,234	59,131
Trademarks	4,688	6,207
Customer relationships and distribution network	25,848	41,092

	77,245	113,955

Other intangible assets, net	$145,402	$155,231

b.	Amortization expense amounted to $ 22,186, $ 32,480 and $ 35,647 for the years 2007, 2008 and 2009, respectively.

c.	Estimated amortization expense for the years ended (excluding amortization of capitalized software development costs):

December 31,

2010	$39,943
2011	36,155
2012	32,069
2013	23,834
2014	12,020
2015 and thereafter	8,493

$152,514

d.	Indefinite-lived intangible assets composed of IPR&D in the amounts of $ 0 and $ 1,433 as of December 31, 2008 and 2009, respectively.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	GOODWILL

The changes in the carrying amount of goodwill allocated to reportable segments as of December 31, 2008 and 2009 are as follows:

	December 31, 2008
	Americas	EMEA	APAC	Actimize	Total

As of December 31, 2007	$173,765	$47,469	$2,479	$219,543	$443,256

Acquisitions	-	8,944	58	-	9,002

Functional currency translation adjustments	(452)	(5,746)	(556)	-	(6,754)

As of December 31, 2008	$173,313	$50,667	$1,981	$219,543	$445,504

	December 31, 2009
	Americas	EMEA	APAC	Actimize	Total

As of December 31, 2008	$173,313	$50,667	$1,981	$219,543	$445,504

Acquisitions	-	3,379	-	41,970	45,349

Functional currency translation adjustments	305	2,805	616	(81)	3,645

As of December 31, 2009	$173,618	$56,851	$2,597	$261,432	$494,498

NOTE 10:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2008	2009

Employees and payroll accruals	$42,699	$45,251
Accrued expenses	51,472	53,377
Deferred revenues and advances from customers	107,612	121,515
Government authorities	31,348	35,607
Other	3,874	5,769

	$237,005	$261,519

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	DERIVATIVE INSTRUMENTS

The Company's risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates.

ASC 815, "Derivatives and Hedging" (formerly SFAS No. 133), requires the Company to recognize all of its derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

On January 1, 2009, the Company adopted the updated guidance of ASC 815 with respect to disclosure requirements (formerly SFAS No. 161, an amendment to SFAS No. 133) which changed the disclosure requirements for derivative instruments and hedging activities and require enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under ASC 815 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows.

The Company entered into derivative instrument arrangements to hedge a portion of anticipated new Israeli Shekel ("NIS") payroll payments and to hedge forecasted Euro payments received from construction-type contract net from Euro payments to sub-contractors. These derivative instruments are designated as cash flows hedges, as defined by ASC 815. The transactions to hedge salary payments and net receivables from construction-type contract are made on denominated amounts that are no more than forecasted cash flows for salaries and benefits and forecasted net receivables from construction-type contract according to the Company's budget and on the dates that the cash flows are expected to be paid or received. Therefore, those transactions are all effective and the results are recorded as payroll expenses or as revenues and cost of revenues, respectively, at the time that the hedged expense/income is recorded. The Company does not enter into derivative transactions for trading purposes.

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

	Notional amount		Fair value
	December 31,		December 31,
	2008	2009	2008	2009

Option contracts to hedge payroll expenses	$25,000	$28,200	$(370)	$187
Forward contracts to hedge payroll expenses	30,500	16,100	(987)	(77)
Forward contracts to hedge construction-type contracts	-	11,668	-	(178)

	$55,500	$55,968	$(1,357)	$(68)

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	DERIVATIVE INSTRUMENTS (Cont.)

The Company currently hedges its exposure to the variability in future cash flows for a maximum period of one year. At December 31, 2009, the Company expects to reclassify all of the net losses on derivative instruments from accumulated other comprehensive income (loss) to earnings during the next twelve months.

The fair value of the Company's outstanding derivative instruments at December 31, 2008 and 2009 is summarized below:

		Fair value of derivative instruments
		December 31,
	Balance sheet location	2008	2009
Derivative assets:

Foreign exchange option contracts		$282	$262
Foreign exchange forward contracts		94	217

		$376	$479
Derivative liabilities:

Foreign exchange option contracts		$(653)	$(75)
Foreign exchange forward contracts		(1,080)	(472)

		$(1,733)	$(547)

Derivative assets	Other receivables and prepaid expenses	$-	$187
Derivative liabilities	Accrued expenses and other liabilities	$(1,357)	$(255)

The effect of derivative instruments in cash flow hedging relationship on income and other comprehensive income for the years ended December 31, 2007, 2008 and 2009 is summarized below:

	Amount of gain (loss) recognized in OCI on derivative (effective portion)
	Year ended December 31,
	2007	2008	2009
Derivatives in cash flow hedging relationship:

Foreign exchange option contracts	$93	$(605)	$(169)
Foreign exchange forward contracts	(93)	(3,126)	2,441

	$-	$(3,731)	$2,272

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	DERIVATIVE INSTRUMENTS (Cont.)

		Amount of gain (loss) reclassified from OCI into income (expenses) (effective portion)
Derivative in cash flow	Statements of	Year ended December 31,
hedging relationship:	income line item	2007	2008	2009

Foreign exchange option contracts	Cost of revenues and operating expenses	$(93)	$246	$670
Foreign exchange forward contracts	Cost of revenues and operating expenses	503	2,047	(2,665)

		$410	$2,293	$(1,995)

The ineffective portion of the change in fair value of a cash flow hedge for the years ended December 31, 2007, 2008 and 2009 amounted to $ 0, $ 0 and $ 30, respectively.

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company leases office space, office equipment and various motor vehicles under operating leases.

1.	The Company's office space and office equipment are rented under several operating leases.

Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, were as follows:

2010	$15,552
2011	11,693
2012	8,747
2013	1,692
2014	1,523
2015 and thereafter	5,005

$44,212

Rent expenses for the years 2007, 2008 and 2009 were approximately $ 10,531, $ 13,286 and $ 13,982, respectively.

2.
The Company leases its motor vehicles under cancelable operating lease agreements.

The minimum payment under these operating leases, upon cancellation of these lease agreements was $ 1,432 as of December 31, 2009.

Lease expenses for motor vehicles for the years 2007, 2008 and 2009 were $ 4,041, $ 5,387 and $ 5,249, respectively.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Other commitments:

The Company is obligated under certain agreements with its suppliers to purchase goods and under an agreement with its manufacturing subcontractor to purchase projected inventory and excess inventory. Non cancelable obligations, net of provisions, as of December 31, 2009, were $ 2,658. These obligations will be fulfilled during 2010.

c.         Legal proceedings:

1.
On October 19, 2004, CipherActive filed an action against the Company in the District Court of Tel Aviv, State of Israel. In this lawsuit, CipherActive claimed that under a development agreement with the Company, it was entitled to receive license fees in respect of certain software that it allegedly developed for the Company.

The parties submitted the matter to a binding arbitration. The arbitration agreement approved by the Court and in September 2009, the arbitrator awarded CipherActive damages in the amount of $ 188 (in original value) plus VAT and trial expenses.

2.
On September 3, 2008, Multi-Format, Inc. filed a lawsuit against Harrah's Entertainment, Inc. and NICE Systems, Inc, a wholly owned subsidiary of the Company, in the United States District Court for the District of New Jersey, alleging infringement of a U.S. patent and requesting damages.

The parties agreed to settle the litigation, and on June 18, 2009, the Court entered an order dismissing the case. On July 20, 2009, the parties executed a settlement agreement and thus, the matter is closed.

3.
On July 20, 2004, S.T.S. Software Systems Ltd. ("STS") filed a lawsuit in the U.S. District Court for the Southern District of New York charging Witness Systems, Inc. ("Witness") with infringement of VoIP patents in the U.S. The Court dismissed the claim and determined that Witness does not infringe the Company's patents.

On August 30, 2004, Witness filed a patent infringement action in the Federal Court for the Northern District of Georgia against NICE Systems, Inc.  and on January 19, 2006, Witness filed an additional patent infringement action in the Federal Court for the Northern District of Georgia against the Company and NICE Systems, Inc.

On May 10, 2006, NICE and NICE Systems, Inc. filed a new patent infringement lawsuit against Witness Systems, Inc. in the United States District Court for District of Delaware. This lawsuit went to trial before a jury on January 14, 2008. The jury deadlocked and on January 25, 2008 and a mistrial was declared. The Company filed a motion for a new trial date for the case.

On August 1, 2008, the Company and Verint Systems Inc. entered into an agreement to settle and dismiss all of the above patent disputes (which had been commenced with Witness Systems, Inc. prior to its acquisition by Verint).

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

4.
On July 27, 2004, Dictaphone Corp. (which was acquired by the Company) filed an action against VoicePrint in the United States District Court for the Central District of California asserting the infringement by VoicePrint of two U.S patents. The Company subsequently acquired these patents from Dictaphone as part of its acquisition. The parties were unable to reach a settlement agreement and the Company decided to abandon this litigation.

5.
In December 2006, Calyon Corporate and Investment Bank ("Calyon") filed a suit against the Company in the District Court of Tel Aviv, demanding repayment of $ 648 plus accrued interest, in the total amount of $ 740. The Company deducted this amount in January 2004 from a payment transferred from an account of Thales maintained with Calyon to the Company's account, at the instruction of Thales, in connection with the acquisition of Thales Contact Solutions ("TCS") from Thales. The Company had notified TCS in 2004 that it had setoff such amount with respect to an overdue payment by TCS to the Company. The dispute was submitted to mediation, however the mediation process failed and the proceedings were returned to the District Court of Tel Aviv. This lawsuit is in its initial stages, preliminary hearings took place on September 3, 2009 and March 9, 2010 and the parties are to file their depositions.

6.
On March 9, 2007, Formatest AG filed a claim against NICE Switzerland AG, a wholly owned subsidiary of the Company, in the Cantonal Court of Zug, Switzerland. The claim was in the amount of approximately $ 1,600 (€ 1,187,793), plus interest at 5% per annum, and was made in connection with an agreement dated December 10, 2004 between FAST Video Security AG (now NICE Switzerland AG) and Formatest AG. On June 19, 2007, the Company and Formatest AG entered into an agreement settling all claims. The Company believes it is entitled to recover all or a substantial part of the settlement amount paid to Formatest AG (with the addition of legal costs), under the terms of indemnification provision contained in the sale and purchase agreement between the selling shareholders of FAST Video Security AG ("the Sellers") and the Company dated November 16, 2006 ("the Agreement"). On December 18, 2007, the Sellers issued a Notice of Arbitration in the Zurich Chamber of Commerce.

Prior to the commencement of the arbitration proceedings, the Company released to the Sellers a partial payment of $ 1,400 out of the escrow funds and paid to the Sellers the amount of $ 1,229.

On June 23, 2008, the Sellers filed their statement of claim, asking for payment of $ 1,600 (representing the balance of the escrow funds) plus additional amounts for interest, losses on the exchange rates and legal costs and expenses.

On April 30, 2009, the Company and the Sellers entered into a settlement agreement. Pursuant to the joint application of the Company and the Sellers, the arbitration proceedings were closed by a termination order dated June 8, 2009.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

7.
On September 16, 2009, Fair Isaac Corporation ("FICO") filed a claim in the United States District Court for the District of Delaware against Actimize Inc. and the Company, claiming that Actimize and the Company are infringing two U.S. patents.  These patents cover various aspects of fraud detection. FICO requested damages and an injunction. On December 17, 2009, the parties agreed to dismiss the Company from the action. On December 21, 2009, Actimize filed a response and counterclaims. On January 25, 2010, Actimize filed an amended response and counterclaims. The parties jointly submitted a proposed scheduling order to the court on January 12, 2010. The parties are currently engaged in fact discovery.

8.	Labor disputes:

On October 15, 2007, a former employee of Actimize Ltd., a wholly owned subsidiary of the Company, filed a claim with the Tel Aviv District Labor Court, seeking a declaration, that he is entitled to 0.5% of the outstanding share capital of Actimize Ltd. The preliminary stages of the claim ended and the parties submitted their testimonies by way of written affidavits. The hearing and cross-examination of the testimonies is scheduled to take place on June 16, 2010.

On August 19, 2009, a former employee of Nice Systems, Inc. sent Nice Systems, Inc. a letter alleging unlawful termination of employment on the grounds of discrimination.   The Company is in the process of assessing and responding to the letter.

On October 20, 2009, a former employee of IEX Corp. a wholly owned subsidiary of the Company filed a charge in the Chicago office of the Equal Employment Opportunity Commission against IEX Corp. and "NICE Systems Corp." alleging that the companies engaged in prohibited discrimination in terminating his employment. A response to the charge was filed, denying the allegations.

9.	Around December 31, 2008, NICE Systems, Inc. received a letter from Plant CML ("Plant"), a distributor of NICE Systems, Inc., asserting several indemnity claims against the Company.

To date, Plant has taken no further action and has made no further demands and, therefore, the Company does not consider this dispute as outstanding anymore.

10.
The Company is involved in various other legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

11.
On March 10, 2010, Nuvation Research Corporation ("Nuvation") filed a lawsuit against the Company with the Supreme Court of the State of New York. The lawsuit alleges, among others, that the Company breached a contract with Nuvation, defrauded Nuvation and taken advantage of it. Nuvation is claiming damages in a total amount of $ 7,000. The Company is in an initial stage of assessing the facts and merits of these claims.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rates in Israel:

Taxable income of Israeli companies is subject to tax at the rate of 27% in 2008, 26% in 2009, 25% in 2010,  24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.

2.	Tax benefits under the Israel Law for the Encouragement of Capital Investments, 1959 ("the Law"):

Various industrial projects of NICE and its Israeli subsidiary have been granted "Approved Enterprise" and "Privileged Enterprise" status, which provides certain benefits, including tax exemptions and reduced tax rates. Income not eligible for Approved Enterprise and Privileged Enterprise benefits is taxed at a regular rate.

In the event of distribution of dividends from the said tax-exempt income, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise's income. The tax-exempt income attributable to the "Approved Enterprise" programs mentioned above can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of NICE or its Israeli subsidiary. Tax-exempt income generated under the Company's Privileged Enterprise program will be subject to taxes upon dividend distribution or complete liquidation.

The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the Law and regulations published thereunder. Should the Company fail to meet such requirements in the future, income attributable to its Approved Enterprise and Privileged Enterprise programs could be subject to the statutory Israeli corporate tax rate and the Company could be required to refund a portion of the tax benefits already received, with respect to such programs. As of December 31, 2009, management believes that the Company is in compliance with all the conditions required by the Law.

The Company does not intend to distribute any amounts of its undistributed tax exempt income as dividends as it intends to reinvest its tax-exempt income within the Company. Accordingly, no deferred income taxes have been provided on income attributable to the Company's Approved or Privileged Enterprise programs as the undistributed tax exempt income is essentially permanent in duration.

As of December 31, 2009, approximately $ 189,300 is tax-exempt attributable to its various Approved and Privileged Enterprise programs. If such tax exempt income is distributed (other than in respect of the Approved Enterprise programs upon the complete liquidation of the Company), it would be taxed at the reduced corporate tax rate applicable to such profits (between 10%-25%) and an income tax liability of approximately $ 32,800 would be incurred as of December 31, 2009.

3.	Tax benefits under the Israeli Law for the Encouragement of Industry (Taxation), 1969:

NICE is an "Industrial Company" as defined by the above law and, as such, is entitled to certain tax benefits including accelerated depreciation, deduction of public offering expenses in three equal annual installments and amortization of other intangible property rights for tax purposes.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

b.	Income taxes on non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence. Neither Israeli income taxes, foreign withholding taxes nor deferred income taxes were provided in relation to undistributed earnings of the Company's foreign subsidiaries. This is because the Company intends to permanently reinvest undistributed earnings in the foreign subsidiaries in which those earnings arose. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

c.	Net operating loss carryforward:

As of December 31, 2009, the Company had tax loss carry-forwards totaling approximately $ 88,300 which can be carried forward and offset against taxable income with expiration dates ranging from 2009 and onwards. Approximately $ 61,100 of these carry-forward tax losses have no expiration date. The balance expires between 2010 and 2029.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses increasing taxes before utilization.

d.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2008	2009
Deferred tax assets:
Net operating losses carryforward	$11,890	$30,387
Acquired intangibles	5,340	3,749
Share based payments	4,977	6,977
Other	13,648	8,677

Deferred tax assets before valuation allowance	35,855	49,790
Valuation allowance	(17,760)	(18,316)

Deferred tax assets	18,095	31,474

Deferred tax liabilities:
Acquired intangibles	(39,382)	(43,990)

Deferred tax liabilities, net	$(21,287)	$(12,516)

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from tax loss carry forwards and other reserves and allowances due to uncertainty concerning realization of these deferred tax assets.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

e.	A reconciliation of the Company's effective tax rate to the statutory tax rate in Israel is as follows:

	Year ended December 31,
	2007	2008	2009

Income before taxes on income, as reported in the consolidated statements of income	$47,634	$48,587	$45,796

Statutory tax rate in Israel	29%	27%	26%
Approved and Privileged Enterprise benefits *)	(10.1)%	(11.9)%	(10.1)%
Changes in valuation allowance	(1.4)%	6.2%	0.1%
Earnings taxed under foreign law	(2.6)%	1.4%	(4.5)%
Acquired in-process research and development	2.3%	-	-
Other	4.3%	(3.2)%	(4.9)%

Effective tax rate	21.5%	19.5%	6.6%

*) Net earnings per Ordinary share - amounts of the benefit resulting from the "Approved and Privileged Enterprise" status
Basic	$0.09	$0.10	$0.08

Diluted	$0.09	$0.09	$0.07

f.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2007	2008	2009

Domestic	$27,506	$36,000	$37,976
Foreign	20,128	12,587	7,820

	$47,634	$48,587	$45,796

g.	Taxes on income are comprised as follows:
	Year ended December 31,
	2007	2008	2009
Current	$10,516	$14,290	$9,055
Deferred	(262)	(4,810)	(6,015)

	$10,254	$9,480	$3,040

Domestic	$4,254	$4,646	$4,255
Foreign	6,000	4,834	(1,215)

	$10,254	$9,480	$3,040

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

h.	Uncertain tax positions:

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2008	2009

Uncertain tax positions, beginning of year	$14,919	$25,456
Increases in tax positions for prior years	3,080	2,159
Decreases in tax positions for prior years	(391)	(239)
Increases in tax positions for current year	7,848	8,140
Settlements	-	(3,620)

Uncertain tax positions, end of year	$25,456	$31,896

Unrecognized tax benefits included $ 31,077 of tax benefits, which if recognized, would reduce the Company's annual effective tax rate. The Company has further accrued $ 958 of accrued interest related to uncertain tax positions as of December 31, 2009.

As of December 31, 2009, the Company is subject to Israeli income tax audits for the tax years 2004 through 2009, to U.S. federal income tax audits for the tax years of 2003 through 2009 and to other income tax audits for the tax years of 2006 through 2009.

NOTE 14:-	SHAREHOLDERS' EQUITY

a.	The Ordinary shares of the Company are traded on the Tel-Aviv Stock Exchange and its ADS's are traded on NASDAQ.

In 2007, the Company completed a secondary public offering of its ADS's on NASDAQ. The Company issued 5,175,000 shares at a price of $ 35.02 per share before issuance expenses. Total net proceeds from the issuance amounted to approximately $ 180,829.

b.	Share option plans:

In 2003, the Company adopted the 2003 Stock Option Plan ("the 2003 Option Plan"). Under the 2003 Option Plan, employees and officers of the Company may be granted options to acquire Ordinary shares. The options to acquire Ordinary shares are granted at an exercise price of not less than the fair market value of the Ordinary shares on the grant date, subject to certain exceptions, which may be determined by the Company's Board of Directors. Generally, under the terms of the 2003 Option Plan, 25% of the stock options granted become exercisable on the first anniversary of the date of grant and 6.25% become exercisable once every quarter during the subsequent three years. Stock options expire six years after the date of grant.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

Pursuant to the terms of the acquisition of Actimize Ltd. in August 2007, the Company assumed and replaced the stock options and restricted shares granted by Actimize. In 2003, Actimize adopted the 2003 Omnibus Stock Option and Restricted Stock Incentive Plan ("the 2003 Actimize Plan"). Under the 2003 Actimize Plan, the grantees could be granted options to acquire Actimize's Ordinary shares, restricted shares and shares. Incentive stock options to acquire Ordinary shares of Actimize were granted at an exercise price not less than the fair market value of the Ordinary shares of Actimize on the date of grant or as determined by Actimize's board of directors or by a committee thereof. In addition, the options were granted at an exercise price of not less than the par value of the Ordinary shares of Actimize.

Generally, under the terms of the 2003 Actimize Plan, 25% of the options granted become exercisable on the first anniversary of the date of grant and 6.25% become exercisable following the lapse of every consecutive quarter thereafter during the subsequent three years. Options generally expire ten years after the date of grant.

In June 2008, the Company adopted the 2008 Share Incentive Plan ("the 2008 Plan"), to provide incentives to employees, directors, consultants and/or contractors by rewarding performance and encouraging behavior that will improve the Company's profitability. Under the 2008 Plan, the Company's employees, directors, consultants and/or contractors may be granted any equity-related award, including any type of an option to acquire the Company's Ordinary shares and/or share appreciation right and/or share and/or restricted share and/or restricted share unit and/or other share unit and/or other share-based award and/or other right or benefit under the 2008 Plan (each an "Award"). The options to acquire Ordinary shares are granted at an exercise price of not less than the fair market value of the Ordinary shares on the date of the grant, subject to certain exceptions which may be determined by the Company's Board of Directors, including in some cases options granted with an exercise price of zero.

Generally, under the terms of the 2008 Plan, 25% of an Award granted become exercisable on the first anniversary of the date of grant and 6.25% become exercisable once every quarter during the subsequent three years. Specifically with respect to restricted share units, unless determined otherwise by the Board of Directors, 25% of the restricted share units granted become vested on each of the four consecutive annual anniversaries following the date of grant. Awards with a vesting period expire six years after the date of grant. The 2008 Plan provides that the maximum number of shares that may be subject to Awards granted under the 2008 Plan shall be an amount per calendar year, equal to 3.5% of the Company's issued and outstanding share capital as of December 31 of the preceding calendar year. Such amount is reset for each calendar year.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

The fair value of the Company's stock options granted to employees and directors for the years ended December 31, 2007, 2008 and 2009 was estimated using the following assumptions:

	2007	2008	2009

Expected volatility	32.5%-37.9%	32.5%-39.8%	42.6%-47.7%
Weighted average volatility	37.5%	34.2%	44.7%
Risk free interest rate	3.3%-4.6%	1.7%-3.1%	1.2%-2.1%
Expected dividend	0%	0%	0%
Expected term (in years)	2.5-3.7	2.5-3.7	2.5-3.7

A summary of the Company's stock options activity and related information for the year ended December 31, 2009, is as follows:
	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2009 *)	6,820,974	$26.33	4.3	$15,745
Granted	1,767,050	$27.66
Granted upon exchange**)	576,454	$10.50
Exercised	(1,164,465)	$16.80
Forfeited	(388,860)	$28.40
Cancelled	(62,533)	$41.21
Cancelled upon exchange **)	(1,757,204)	$34.68

Outstanding at December 31, 2009	5,791,416	$22.94	4.3	$48,387

Exercisable at December 31, 2009	2,276,901	$22.34	2.8	$20,882

*)
On June 15, 2009, the Company repriced 1,020,400 outstanding options that were granted on September 2, 2008, from their previous exercise price of $ 30.25 to an exercise price of $ 22.53. The Company accounted for the re-pricing as a modification and recorded an additional compensation expense, in the amount of $ 2,082, which will be recognized over the remaining vesting period or immediately for vested options. During 2009, the Company recognized $ 1,150 out of the total additional compensation expenses related to this modification.

**)
On August 5, 2009, pursuant to a tender offer of June 23, 2009, the Company exchanged on a three-for-one basis 1,492,204 options at exercise prices above $ 30 into 311,454 options and 185,932 RSU's (at par value). The new awards vest in 25% annual increments over a four-year period and have a new six-year term. The Company accounted for the exchange of option as a modification and recorded total incremental costs in the amount of $ 4,684 out of which $ 884 were recorded during 2009.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

On June 15, 2009, the Company's Board of Directors resolved to approve a privately negotiated transaction with certain executive officers, pursuant to which the Company exchanged 265,000 options granted in 2007 having an exercise price per share ranging between $ 34.00 and $ 39.00 with new options having an exercise price per share equal to $ 22.53. The new options will vest in 25% annual increments over a four-year period from the new grant date and will expire six years following the new grant date. The Company accounted for the exchange as a modification and recorded an additional compensation expense, in the amount of $ 1,140, which will be recognized over the new vesting period. During 2009, the Company recognized $ 307 out of the total additional compensation expenses related to this modification.

The weighted-average grant-date fair value of options granted during the years 2007, 2008 and 2009 was $ 11.8, $ 8.6 and $ 10.43, respectively.

The total intrinsic value of options exercised during the years 2007, 2008 and 2009 was $ 40,735, $ 16,818 and $ 13,457, respectively.

The options outstanding under the Company's Stock Option Plans as of December 31, 2009 have been separated into ranges of exercise price as follows:

					Weighted
	Options	Weighted		Options	average
	outstanding	average	Weighted	exercisable	exercise
	as of	remaining	average	as of	price of
Ranges of	December 31,	contractual	exercise	December 31,	options
exercise price	2009	term	price	2009	exercisable
		(Years)	$		$

$0.02	1,105	3.66	0.02	1,105	0.02
$0.26	432,346	5.57	0.26	2,597	0.26
$2.46-2.89	34,396	4.92	2.81	34,396	2.81
$6.00-6.87	109,072	6.60	6.62	76,397	6.57
$9.67-14.04	151,784	1.48	10.38	132,912	10.06
$14.60-21.76	898,681	2.89	18.12	710,997	17.64
$22.53-32.31	3,782,034	4.60	26.65	1,052,199	25.77
$34.78-36.27	381,998	3.08	34.79	266,298	34.79

	5,791,416	4.26	22.94	2,276,901	22.34

A summary of the Company's Restricted Stock Awards ("RSA") activity and related information for the year ended December 31, 2009, is as follows:

	Number of RSA	Weighted average exercise price

Outstanding at January 1, 2009	186,064	$0.93
Vested	(107,376)	$1.02
Forfeited	(1,587)	$0.02

Outstanding at December 31, 2009	77,101	$0.83

As of December 31, 2009, there was approximately $ 23,668 and $ 2,924 of unrecognized compensation expense related to non-vested stock options and restricted stock awards, respectively, expected to be recognized over two years.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of the Company's Restricted Stock Units ("RSU") activity and related information for the year ended December 31, 2009, is as follows:

	Number of RSU	Weighted average exercise price

Outstanding at January 1, 2009	6,500	$0.26
Issued	249,934	$0.26
Exercised	(1,625)	$0.26
Cancelled	(2,500)	$0.26
Forfeited	(9,933)	$0.26

Outstanding at December 31, 2009	242,376	$0.26

c.	Employee Stock Purchase Plan:

Eligible employees under the Employee Stock Purchase Plan ("ESPP") can have between 2% to 10% of their earnings withheld, under certain limitations, to be used to purchase Ordinary shares. Commencing January 1, 2006, the price of Ordinary shares purchased under the ESPP is equal to 95% of the fair market value of the Ordinary shares.

During 2007, 2008 and 2009, employees purchased 16,041, 17,613 and 17,331 shares at average prices of $ 31.08, $ 30.14 and $ 21.59 per share, respectively.

d.	Dividends:

Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel may be converted to dollars on the basis of the exchange rate prevailing at the date of the conversion. The Company does not intend to pay cash dividends in the foreseeable future.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	REPORTABLE SEGMENTS, PRODUCT LINES AND MAJOR CUSTOMER DATA

a.	Reportable segments:

The Company operates under several reportable segments. The following tables present the financial information of the Company's reportable segments.

	Year ended December 31, 2007
	Americas	EMEA*)	APAC**)	Actimize	Not allocated	Total

Revenues	$283,009	$149,913	$72,894	$11,558	$-	$517,374

Gross profit (loss)	$176,678	$98,184	$51,818	$4,110	$(19,758)	$311,032

Operating expenses	$63,779	$34,272	$13,426	$20,127	$46,594	$278,198

Operating income (loss)	$112,899	$63,912	$38,392	$(16,017)	$(166,352)	$32,834

	Year ended December 31, 2008
	Americas	EMEA*)	APAC**)	Actimize	Not allocated	Total

Revenues	$311,884	$170,097	$84,029	$58,152	$-	$624,162

Gross profit (loss)	$205,824	$111,496	$62,085	$28,946	$(22,935)	$385,416

Operating expenses	$71,936	$34,366	$15,024	$50,456	$176,283	$348,065

Operating income (loss)	$133,888	$77,130	$47,061	$(21,510)	$(199,218)	$37,351

	Year ended December 31, 2009
	Americas	EMEA*)	APAC**)	Actimize	Not allocated	Total

Revenues	$324,233	$123,597	$63,609	$71,676	$-	$583,115

Gross profit (loss)	$216,324	$74,730	$41,629	$34,808	$(21,581)	$345,910

Operating expenses	$61,428	$18,498	$15,845	$50,541	$161,399	$307,711

Operating income (loss)	$154,896	$56,232	$25,784	$(15,733)	$(182,980)	$38,199

*)	Includes Europe, the Middle East (including Israel) and Africa.
**)	Includes Asia Pacific.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	REPORTABLE SEGMENTS, PRODUCT LINES AND MAJOR CUSTOMER DATA (Cont.)

The following presents long-lived assets of December 31, 2008 and December 31, 2009:

	December 31,
	2008	2009

Americas	$241,739	$229,449
EMEA	88,167	95,393
APAC	3,608	4,048
Actimize	280,786	344,324

	$614,300	$673,214

The Company is organized in three geographical regions (Americas, EMEA and APAC) and an additional separate business unit - Actimize. Each of the geographical regions and Actimize are overseen by their respective segment managers, who have sales and revenue responsibilities for their geographic areas. The segment managers report directly to the Chief Operating Decision Maker ("CODM") with respect to their operating results.

The Company's segments are engaged in business activities for which they earn revenues and incur expenses, their results are reviewed by the CODM and discrete financial information is available.

The geographical regions sell various products, which are segregated into two product lines: Enterprise Interaction Solutions and Public Safety and Security sector.  The third product line of the Company is the Operational Risk Management Solutions, which is sold by Actimize.

In 2010, the Company has started a process of changing its internal organization from a geographical area organization to operating-based segments.

b.	Product lines:

Total revenues from external customers on the basis of the Company's product lines are as follows:

	Year ended December 31,
	2007	2008	2009

Enterprise Interaction Solutions	$382,893	$417,454	$363,576
Public Safety And Security Sector	122,923	148,556	147,863
Risk and financial crime Solutions	11,558	58,152	71,676

	$517,374	$624,162	$583,115

c.	Major customer data as a percentage of total revenues:

	Year ended December 31,
	2007	2008	2009

Customer A	13%	13%	*

* Less than 10%

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SELECTED STATEMENTS OF INCOME DATA

a.	Research and development costs, net:
	Year ended December 31,
	2007	2008	2009

Total costs	$63,271	$83,296	$82,463
Less - grants and participations	(2,677)	(3,573)	(3,766)
Less - capitalization of software development costs	(962)	(1,278)	(1,315)

	$59,632	$78,445	$77,382

b.	Financial income and other, net:
	Year ended December 31,
	2007	2008	2009
Financial income:
Interest and amortization/accretion of premium/discount on marketable securities	$10,875	$7,739	$9,076
Realized gain on marketable securities	5	3,054	984
Interest	5,499	4,809	1,962
Foreign currency translation	1,581	6,088	505

	17,960	21,690	12,527
Financial expenses:
Realized loss on marketable securities	(262)	(4,107)	(1,062)
Interest	(668)	(613)	(705)
Foreign currency translation	(1,548)	(4,568)	(1,894)
Other	(658)	(1,113)	(1,154)

	(3,136)	(10,401)	(4,815)

Other expenses, net	(24)	(53)	(115)

	$14,800	$11,236	$7,597

c.	Net earnings per share:

The following table sets forth the computation of basic and diluted net earnings per share:

1.	Numerator:

	Year ended December 31,
	2007	2008	2009

Net income available to Ordinary shareholders	$37,380	$39,107	$42,756

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SELECTED STATEMENTS OF INCOME DATA (Cont.)

2.	Denominator (in thousands):
	Year ended December 31,
	2007	2008	2009

Denominator for basic net earnings per share -
Weighted average number of shares	54,060	60,429	61,395
Effect of dilutive securities:
Add - Employee stock options and RSU	1,984	1,038	1,095

Denominator for diluted net earnings per share - adjusted weighted average shares	56,044	61,467	62,490

NOTE 17:-	SUBSEQUENT EVENTS

In January 2010, the Company acquired certain assets and shares from Orsus, for approximately $ 2,000 subject to certain adjustments. Orsus' situator is a Situation Management software platform that enables situation planning, response and analysis for the security, safety and emergency markets.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NICE-SYSTEMS LTD.

By:	/s/ Zeev Bregman
Zeev Bregman
President and Chief Executive Officer

Date:  March 31, 2010