Form 20-F
period 2010-12-31
NICE SYSTEMS LTD
filed 2011-03-31
CIK 1003935

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 63,390,508 Ordinary Shares, par value NIS 1.00 Per Share (which includes 6,027 restricted shares and excludes 13,012 treasury shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

- ii -

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

In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements.  Many factors could cause the actual results, performance or achievements of NICE to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, competition with existing or new competitors, changes in general economic and business conditions, continued disruption in credit markets, rapidly changing technology, changes in currency exchange rates and interest rates, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, changes in business strategy and various other factors, both referenced and not referenced in this annual report.  These risks are more fully described under Item 3, “Key Information – Risk Factors” of this annual report.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected.  NICE does not intend or assume any obligation to update these forward-looking statements.  Investors should bear this in mind as they consider forward-looking statements and whether to invest or remain invested in NICE-Systems Ltd.’s securities.

In this annual report, all references to “NICE,” “we,” “us” or “our” are to NICE-Systems Ltd., a company organized under the laws of the State of Israel, and its wholly owned subsidiaries. For a list of our significant subsidiaries, please refer to page 50 of this annual report.

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

- iii -

- iv -

PART I

Item 1.	Identity of Directors, Senior Management and Advisers.

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not Applicable.

Item 3.	Key Information.

Selected Financial Data

The following selected consolidated balance sheets data as of December 31, 2009 and 2010 and the selected consolidated statements of income data for years ended December 31, 2008, 2009 and 2010 have been derived from our audited Consolidated Financial Statements. These financial statements have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP, and audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The selected consolidated statement of income data as of December 31, 2006, and 2007 and the selected consolidated balance sheet data for the years ended December 31, 2006, 2007 and 2008 have been derived from other Consolidated Financial Statements not included in this annual report and have also been prepared in accordance with U.S. GAAP and audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and notes thereto and other financial information included elsewhere in this annual report.

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(U.S. dollars in thousands, except per share data)
OPERATING DATA:
Revenues
Products	$261,098	$316,888	$351,680	$281,783	$325, 429
Services	148,546	200,486	272,482	301,332	364,022
Total revenues	409,644	517,374	624,162	583,115	689,451
Cost of revenues
Products	84,675	89,373	95,861	88,030	107,190
Services	89,539	116,969	142,885	149,175	161,885
Total cost of revenues	174,214	206,342	238,746	237,205	269,075
Gross profit	235,430	311,032	385,416	345,910	420,376
Operating expenses:
Research and development, net	44,880	59,632	78,445	77,382	97,083
Selling and marketing	95,190	120,592	147,879	141,526	178,407
General and administrative	60,463	85,089	97,378	72,791	76,345
Amortization of acquired intangible assets	4,918	9,175	14,493	16,012	19,489
In process research and development write-off	12,882	3,710	-	-	-
Settlement and related expenses	-	-	9,870	-	-
Total operating expenses	218,333	278,198	348,065	307,711	371,324
Operating income	17,097	32,834	37,351	38,199	49,052
Financial income, net	13,272	14,824	11,289	7,712	9,135
Other income (expenses), net	623	(24)	(53)	(115)	(154)
Income before taxes on income	30,992	47,634	48,587	45,796	58,033
Taxes on income	8,591	10,254	9,480	3,040	9,326
Net income	22,401	37,380	39,107	42,756	48,707

Basic earnings per share	$0.45	$0.69	$0.65	$0.70	$0.78

Weighted average number of shares used in computing basic earnings per share (in thousands)	49,572	53,921	60,088	61,395	62,652

Diluted earnings per share	$0.43	$0.67	$0.64	$0.68	$0.76

Weighted average number of shares used in computing diluted earnings per share (in thousands)	52,002	55,926	61,268	62,490	64,132

	At December 31,
	2006	2007	2008	2009	2010

BALANCE SHEET DATA:
Working capital	$111,800	$152,883	$217,511	$184,460	$173,909
Total assets	784,344	1,192,334	1, 283,015	1,399,677	1,534,418
Shareholders’ equity	569,574	903,794	970,822	1,062,754	1,160,760

Risk Factors

General Business Risks Relating to Our Business and Market

The markets in which we operate are highly competitive and we may be unable to compete successfully.

The markets for our products, solutions and related services are, in general, highly competitive. Some of our principal competitors or potential competitors may have advantages over us, including greater resources, a broader portfolio of products, applications and services, larger patent and intellectual property portfolios and access to larger customer bases, which would enable them to adapt better to new or emerging technologies or customer requirements, or devote more resources to the marketing and sale of their products and services. Additionally, continued price reductions by some of our competitors, particularly at times of economic difficulty, may result in our loss of sales or require that we reduce our prices in order to compete, which would adversely affect our revenues, gross margins and results of operations.

New potential entrants to the Enterprise sector may lead to the widespread availability and standardization of some of the products and services, which could result in the commoditization of our products and services, reduce the demand for our products and services and drive us to lower our prices. System integrators may decide to enter our market space and compete with us by offering comprehensive solutions, which may result in a substantial decline in our sales. Moreover, major enterprise software vendors may decide to enter our market space, either by internal development or through acquisition of any of our existing competitors. Such competition could have a material adverse effect on our business, financial condition or results of operations.

We are expanding the product offering of our Enterprise Customer Interactions business.  The market for such applications is constantly growing, however it is still immature. Successful positioning of our products in this market is a critical factor in our ability to maintain growth. Furthermore, new potential entrants from the traditional enterprise business intelligence and business analytics sector, in addition to Customer Relationship Management (or CRM), and infrastructure players (mostly telephony or switch vendors), may develop recording and content analysis capabilities and compete with us in this emerging opportunity. As a result, we expect to continue making significant expenditures on research and development and marketing. We cannot ensure that the market awareness or demand for our new products or applications will grow as rapidly as we expect, or that the introduction of new products or technological developments by others will not adversely impact the demand for our products.

In addition, the transition of contact centers and trading floors to VoIP platforms is continuing, and may allow one or more of our competitors to take a leadership position with respect to this technology. Strategic partners may change their vendor preference as a result or may develop embedded VoIP recording as part of the VoIP switch or networking infrastructure. Successful marketing of our products and services to our customers and partners will be critical to our ability to maintain growth. We cannot assure you that our products or existing partnerships will permit us to compete successfully.

The Financial Crime and Compliance market has emerged only in recent years and is highly competitive and fragmented. Our software solutions in this field compete with software developed internally by potential clients as well as software and other solutions offered by competitors.

The market for digital video products and applications (or Video Platforms and Applications), is highly competitive and fragmented and includes products offering a broad range of features and capacities. Consolidation through mergers among our competitors in this market could substantially influence our competitive position. Our competitors include a number of large, established manufacturers of video recording systems and distributors of similar products, as well as newly emerging competitors. The price per channel of digital recording systems has decreased throughout the market in recent years, primarily due to competitive pressures. We cannot assure you that the price per channel of digital recording systems will not continue to decrease or that our gross profit will not decrease as a result. Moreover, our Video Platforms and Applications business may not experience the same growth rate as the entire company’s growth rate, which might have a material adverse effect on our earnings.

The success of the Public Safety part of our business depends on our ability to develop an effective network of distributors, while facing pricing pressures and low barriers to entry. We face significant competition from other well-established competitors. Prices have decreased throughout the market in recent years, primarily due to competitive pressures. We cannot assure you that prices will not continue to decrease or that our gross profit will not decrease as a result. We believe that our ability to sell and distribute our recording platforms and applications in the public safety market depends on the success of our marketing, distribution and product development initiatives. We cannot assure you that we will be successful in these initiatives.

With respect to our Intelligence solutions, we may face increasing competition in all aspects of this business, which may result in price reductions. In addition, we may encounter strong competition from alliances formed among our competitors, in an attempt to strengthen their offering. We cannot assure you that our products and services or alliances will permit us to compete successfully.

Conditions and changes in the local and global economic environments may adversely affect our business and financial results.

Adverse economic conditions in markets in which we operate can harm our business. Global financial conditions during the past few years have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. These economic factors lead to decreased credit availability, as well as declines in economic growth and employment levels in almost all sectors. Partly as a result of the recession, entire industries faced, and may in the future face, extreme contraction and even the prospect of collapse. These financial conditions may still exist in certain jurisdictions and may expand with a much broader impact. Among these uncertainties are the financial conditions of certain governments in Europe, which may have an impact on the entire Euro zone. Other jurisdictions may include Japan as well as other countries that have not yet recovered from the recession.

To the extent that our business suffers as a result of such unfavorable economic and market conditions, our operating results may be materially adversely affected. In particular, enterprises may continue to reduce spending in connection with their contact centers. Financial institutions may also continue to reduce spending in relation to trading floors and operational risk management. IT-related capital expenditures are typically cyclical, with generally higher budgets in times of improving economic conditions and lower budgets in times of economic slowdowns. In addition, enterprises’ ordering and payment patterns are influenced by market conditions and could cause fluctuations in our quarterly results. Moreover, our clients may, due to imminent regulatory or operational deadlines or objectives or for other reasons, prioritize other expenditures over the solutions that we offer.

Continued disruption in the credit markets and any other disruption to the global economy could, therefore, have a number of follow-on effects on our business, including a possible: (i) slow-down in our business, resulting from lower customer expenditure, inability of customers to pay for products and services, insolvency of customers or insolvency of key partners, (ii) negative impact on our liquidity, financial condition and share price, which may impact our ability to raise capital in the market, obtain financing and other sources of funding in the future on terms favorable to us, and (iii) decrease in asset values that are deemed to be other than temporary, which may result in impairment losses.

If increased levels of volatility and market instability and disruption were to continue, it may materially adversely affect our results of operations and may increase the difficulty for us to accurately forecast and plan our future business.

The markets in which we operate are characterized by rapid technological changes and frequent new products and service introductions.

We operate in several markets, each characterized by rapidly changing technology, new product introductions and evolving industry standards. The introduction of products embodying new technology and the emergence of new industry standards might exert price pressures on existing products or render them obsolete. Existing and potential competitors might introduce new and enhanced products that could adversely affect the competitive position of our products. Our most significant market is the market for Customer Interaction applications. Customer Interaction applications are utilized by the enterprise sector, which includes entities operating contact centers, trading floors, branches, home agents or back offices, and by the security sector, which includes homeland security and first responders and transportation organizations, to capture, store, retrieve and analyze recorded data. The market for our Customer Interaction applications is, in particular, dominated by a group of highly competitive vendors that are introducing rapidly changing competitive offerings around evolving industry standards.

We believe that our ability to anticipate changes in technology and industry standards and to successfully develop and introduce new, enhanced and competitive products, on a timely basis, in all the markets in which we operate, is a critical factor in our ability to grow our business. As a result, we expect to continue to make significant expenditures on research and development, particularly with respect to new software applications, which are continuously required in all our business areas. The convergence of voice and data networks and wired and wireless communications could require substantial modification and customization of our current cross-channel products, as well as the introduction of new multi-channel products. Further, customer acceptance of these new technologies may be slower than we anticipate. We cannot assure that the market or demand for our products and solutions will sustain or grow as rapidly as we expect, if at all, that we will successfully develop new products or introduce new applications for existing products, that such new products and applications will achieve market acceptance or that the introduction of new products or technological developments by others will not render our products obsolete. In addition, our products must readily integrate with major third party security, telephone, front-office and back-office systems. Any changes to these third party systems could require us to redesign our products, and any such redesign might not be possible on a timely basis or achieve market acceptance. Our inability to develop products that are competitive in technology and price and responsive to customer needs could have a material adverse effect on our business, financial condition and results of operations. Additional factors that could have a material adverse effect on our business, financial condition and results of operations include industry specific factors; our ability to continuously develop, introduce and deliver commercially viable products, solutions and technologies; the market’s rate of acceptance of the product solutions and technologies we offer; and our ability to keep pace with market and technology changes and to compete successfully.

Our failure to adequately adapt to IT industry trends and customers consolidation could negatively impact our future operating results.

Technological trends, such as the evaluation of virtualization technologies, the need for IT efficiency (converting IT costs from capital expenses to operating expenses) and the increased demand for business agility are all contributing to the move of cloud computing into the mainstream.

If enterprise customers embrace cloud computing, it will change the way they source business solutions, preferring hosted and cloud-based Software-as-a-Service (or SaaS). Although we are adapting and evolving our delivery options to include on-premise, hosted, cloud-based SaaS, or blended-hybrid deployment offerings, we may not be able to timtely and adequately meet customer needs, which could have an adverse affect on our business, financial condition and results of operations. In addition, cloud computing could make it easier for new competitors (such as telecom carriers) to enter our markets due to the lower up-front technology costs.

In addition, the economic climate has forced many organizations to reassess their contact center solutions’ infrastructure. For the contact center, the enterprise and the remote and mobile workforce, an all-in-one contact center platform may be a preferred alternative to a multi-point system, as it may result in a reduction in the Total Cost of Ownership (TCO) and the enablement of new cross systems business processes. Although we may benefit from this trend, at the same time, we are observing that there are infrastructure players, for the most part, telephony or switch vendors, that are potentially looking to introduce a “contact center in a box” type of solution that will include features and functionality on top of the legacy Work Force Optimization (WFO) capabilities that we and other WFO vendors support. With the emergence of this trend, and in the event that we are not able to create an integrated experience for our customers in the form of an integrated suite, we may be faced with a new type of competition, which could have a material adverse effect on our business, financial condition or results of operations.

Furthermore, some of our enterprise customers have increased in size, partly due to consolidation in the financial market. If our technology is not scalable enough to support these changes, it may have a material adverse affect on our business, financial condition and results of operation.

Our inability to develop or maintain relationships with existing and new distribution channels and key strategic partners, may materially adversely affect our financial results.

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

We believe that developing partnerships and strategic alliances is an important factor in our success in marketing our products. In some markets we have only recently started to develop a number of partnerships and strategic alliances. We cannot assure you that we will be able to develop such partnerships or strategic alliances on terms that are favorable to us, if at all. Failure to develop such arrangements that are satisfactory to us may limit our ability to successfully market and sell products and may have a negative impact on our business and results of operations.

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

Avaya, our largest global distribution channel, and one of the leading global providers of enterprise business communication platforms, and a leading provider of infrastructure for contact center operations, accounted for approximately 13% of our revenues in 2008 and less than 10% of our revenues in 2009 and 2010. We continue to see a decline in the volume of business with Avaya during 2011. Avaya has made changes in its business model over the last couple of years, including: (i) the release of an Avaya-branded Work Force Optimization suite, which is based on its relationship with our largest competitor, and (ii) the shifting of its business model to a channel centric distribution model with a focus on indirect sales through Avaya’s business partners. While we are constantly shifiting to a direct sales model and expanding our relationships with other distribution channels, including with certain of Avaya’s distribution business partners, we may be unsuccessful in our direct sales efforts and in maintaining or expanding our relationship with such partners.

Currently, Avaya continues to also sell and support NICE products. However, it may focus on selling the Avaya-branded suite, and may change the scope and nature of its relationship with us or terminate it. In addition, Avaya may further its direct competition with us by offering recording as a standard functionality in the telephony infrastructure systems (recording at the switch), which may have a substantial negative impact on our relationship with Avaya.

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

While we do not have a single customer that we regularly depend on, we do have a small number of significant customers in each sector of our business, each of which could be material to a particular area of our business. The deferral or loss of a sale to such a customer could have a material adverse affect on our business and operating results.

We face risks relating to large projects.

Some of the customer projects for which we offer our security products, solutions and related services are growing in size, especially city center protection projects. The larger and more complex such projects are, the greater the risks associated with such projects. These risks may include our exposure to penalties and liabilities resulting from a breach of contract, our ability to fully integrate our products with third party products, a combination of various technologies and complex environments. In some of these projects we are highly depended upon prime-contractors, subcontractors for various planning aspects, solution development, integration, delivery and the successful and timely completion of such projects. Also, we may be held liable for the failure of our subcontractors, from whom we may have no recourse. In addition, there may be more fluctuations in cash collection and revenue recognition with respect to such projects.

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

We face risks relating to government and contracts with governments and governmental entities.

We sell our products and solutions to, among other customers, governments and governmental entities. Due to financial conditions, governments may significantly reduce or terminate projects, even if already budgeted, or decide to change priorities and reallocate budgets. In addition, sales to governments and governmental entities are subject to special risks, such as delays in funding, termination of contracts or sub-contracts at the convenience of the government, termination, reduction or modification of contracts or sub-contracts in the event of changes in the government’s policies or as a result of budgetary constraints, collection difficulties and increased or unexpected costs resulting in losses or reduced profits under fixed price contracts. Such occurrences have happened in the past and we cannot assure you that we will not experience problems in the future in our performance of such government contracts.

Operating globally exposes us to additional and unpredictable risks.

We sell our products and solutions throughout the world and intend to continue to increase our penetration of international markets. In 2008, 2009 and 2010, approximately 98% of our total sales were derived from sales to customers outside of Israel. Our future results could be materially adversely affected by a variety of factors relating to international transactions, including changes in exchange rates, general economic conditions, regulatory requirements, tax structures or changes in tax laws or practices, and longer payment cycles in the countries in our geographic areas of operations. International sales and operations may be limited or disrupted by the imposition of governmental controls and regulations, export license requirements, political instability, trade restrictions, changes in tariffs and difficulties in managing international operations. We cannot assure you that one or more of these factors will not have a material adverse effect on our international operations and, consequently, on our business, financial condition and results of operations.

Our business could be materially adversely affected as a result of the risks associated with acquisitions and investments. In particular, we may not succeed in making additional acquisitions or be effective in integrating such acquisitions.

As part of our growth strategy, we have made a number of acquisitions over the past few years, including a total of six acquisitions in 2009 and 2010 (see Item 5, “Operating and Financial Review and Prospects—Recent Acquisitions” in this annual report), and expect to continue to make acquisitions. We frequently evaluate the tactical or strategic opportunity available related to complementary businesses, products or technologies. The process of integrating an acquired company’s business into our operations and/or of investing in new technologies, may result in unforeseen operating difficulties and large expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business, and which may result in the loss of key customers and/or personnel and expose us to unanticipated liabilities.

Other risks commonly encountered with acquisitions include the effect of the acquisition on our financial and strategic position, the inability to successfully integrate or commercialize acquired technologies and achieve expected synergies or economies of scale on a timely basis and the potential impairment of acquired assets. Further, we may not be able to retain the key employees that may be necessary to operate the business we acquire, and, we may not be able to timely attract new skilled employees and management to replace them. From time to time, we may also need to acquire complementary technologies, whether to execute our strategies or in order to comply with customer needs. There are no assurances that we will be able to acquire or successfully integrate an acquired company, business or technology, or successfully leverage such complementary technology in the market.

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

We may not be able to sustain the same level of growth.

We have experienced significant growth in certain areas of our business, which we consider to be our growth engines, such as our Financial Crime and Compliance business. We cannot assure you that we will be able to scale those businesses in order to sustain the same level of growth in future years. The failure to successfully implement our growth strategy could affect our ability to sustain the same level of growth and could materially adversely affect our results of operations.

Our evolving business strategy could adversely affect our business.

Historically we have supplied the hardware and some software for implementing multimedia recording solutions. Our shift towards providing value-added solutions and an enterprise software business model has required and will continue to require substantial change, potentially resulting in some disruption to our business. These changes may include expanded or differing competition resulting from the change in our offering.

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

Our recording solutions are based on a computer telephony integrated multi-channel voice recording and retrieval system. We are dependent on the success of our recording solutions to maintain profitability. Our recording solutions currently generate, and in recent years have generated, more than half of our product revenues, and we will continue to be dependent on the sales of our recording solutions in the next several years. However, there can be no assurance that the recording market will continue to grow. Also, switch manufacturers, such as Avaya and Cisco, have announced their intent to offer recording at the switch, which could result in a significant decline in sales of our recording solutions, which could also result in a decline in sales of related applications, or a significant decrease in the profit margin on such solutions, that could have a material adverse effect on our business, financial condition or results of operations.

In addition, the trend of customers of enterprises moving from voice to other means of communication with the enterprise (such as e-mail, instant messaging and chat), may result in a reduction in the demand for our voice recording platform and applications. Furthermore, if such trend continues, our customers may cease to record voice and switch to recording other means of communication. This may have a material adverse affect on our business, financial condition or results of operations.

If the pace of spending by the U.S. Department of Homeland Security and other government and security organizations slows, our security business may be adversely affected, perhaps materially.

The market for our security solutions is highly dependent on the spending cycle and spending scope of the U.S. Department of Homeland Security, as well as local, state and municipal governments and security organizations in international markets. We cannot be sure that the spending cycle will materialize as we expect and that we will be positioned to benefit from the potential opportunities.

We face foreign exchange currency risks.

We are impacted by exchange rate fluctuations. We are likely to face risks from fluctuations in the value of the NIS, EUR, GBP, CAD, AUD and other currencies compared to the dollar, the functional currency in our financial statements. A significant portion of the expenses associated with our Israeli operations, including personnel and facilities related expenses, are incurred in NIS, whereas most of our business and revenues are generated in dollars, and to a lesser extent, in GBP, EUR and other currencies. If the value of the dollar decreases against the NIS, our earnings may be negatively impacted. In addition, a significant portion of the expenses associated with our European, Canadian and Australian operations are incurred in GBP, EUR, CAD and AUD. As a result, we may experience increase in the costs of our operations, as expressed in dollars, which could adversely impact our earnings.

We monitor foreign currency exposure and may use various instruments to preserve the value of sales transactions, expenses and commitments; however, this cannot assure our full protection against risks of currency fluctuations that could affect our financial results.  For information on the market risks relating to foreign exchange, please see Item 11, “Quantitative and Qualitative Disclosures about Market Risk” in this annual report.

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

In addition, our quarterly operating results may be subject to significant fluctuations due to other factors, including the timing and size of orders and shipments to customers, variations in distribution channels, mix of products, new product introductions, competitive pressures and general economic conditions.  It is difficult to predict the exact mix of products for any period between hardware, software and services as well as within the product category between audio platforms and related applications, transactional related platforms, digital video and communications intelligence.  Because a significant portion of our overhead consists of fixed costs, our quarterly results may be adversely impacted if sales fall below management’s expectations.  Further, the period of time from order to delivery of our platforms and applications is short, and therefore our backlog for such products is currently, and is expected to continue to be, small and substantially unrelated to the level of sales in subsequent periods.  As a result, our results of operations for any quarter may not necessarily be indicative of results for any future period.  Due to all of the foregoing factors, in some future quarters our sales or operating results may be below our forecasts and the expectations of public market analysts or investors.

Our quarterly results may be volatile at times, which could cause us to miss market expectations and as a result may impact the trading price of our ordinary shares.

The trading price of our ordinary shares and ADRs has experienced significant volatility in the past and may continue to do so in the future.  Unfavorable changes, many of which are outside of our control, could have a material adverse effect on our business, operating results, and financial condition.

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

We invest most of our cash in a variety of financial instruments.  If the obligor of any of the instruments we hold defaults or undergoes reorganization in bankruptcy, we may lose a portion of such investment and our financial income may decrease.  In addition, a downturn in the credit markets could adversely affect the liquidity of our investments, or the downgrading of the credit rating of our investments could cause us to recognize some loss.  For information on the types of our investments, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in this annual report.

Incorrect or improper use of our products or failure to properly provide professional services and maintenance services could result in negative publicity and legal liability.

Our products and solutions are complex and are deployed in a wide variety of network environments.  The proper use of our software requires training and, if our software products are not used correctly or as intended, inaccurate results may be produced.  Our products may also be intentionally misused or abused by clients who use our products.  The incorrect or improper use of our products or our failure to properly provide professional services and maintenance services, including installation, training, project management, product customizations and consulting to our clients may result in losses suffered by our clients, which could result in negative publicity and product liability or other legal claims against us.

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

Our success is dependent, to a significant extent, upon our proprietary technology.  We currently hold 77 U.S. patents and 81 patents issued in additional countries covering substantially the same technology as the U.S. patents.  We have over 93 patent applications pending in the United States and other countries.  We rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure and non-competition agreements, as well as third party licenses to establish and protect the technology used in our systems.  However, we cannot assure you that such measures will be adequate to protect our proprietary technology, that competitors will not develop products with features based upon, or otherwise similar to our systems, or that third party licenses will be available to us or that we will prevail in any proceeding instituted by us in order to enjoin competitors from selling similar products.  In most of the areas in which we operate, third parties also have patents which could be found applicable to our technology and products. Such third parties may include competitors, as well as large companies, which invest millions of dollars in their patent portfolios, regardless of their actual field of business. Although we believe that our products do not infringe upon the proprietary rights of third parties, we cannot assure you that one or more third parties will not make a contrary claim or that we will be successful in defending such claim.

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

From time to time, we receive “cease and desist” letters alleging patent infringements.  No formal claims or other actions have been filed with respect to such alleged infringements, except for claims filed by Dictaphone, Verint America Inc. and Multi-Format, Inc.  (all of which have since been settled and dismissed) and Fair Isaac Corporation  (see Item 8, “Financial Information—Legal Proceedings” in this annual report).  We cannot assure, however, that we will be successful in defending against the pending claim that has been asserted or any other claims that may be asserted.  We also cannot assure that such claim will not have a material adverse effect on our business, financial condition, or operations.  Defending infringement claims or other claims could involve substantial costs and diversion of management resources.

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

We depend upon outsourcers for the manufacture of our products.  The failure of our product manufacturers to meet our quality or delivery requirements would likely have a material adverse effect on our business, results of operations and financial condition.

Pursuant to our manufacturing agreement with Flextronics Israel Ltd., a subsidiary of Flextronics, a global electronics manufacturing services provider, Flextronics provides us with a comprehensive manufacturing solution that covers all aspects of the manufacture of our products from order receipt to product shipment, including purchasing, manufacturing, testing, configuration, and delivery services. Although in recent years we made a shift towards an enterprise software business model, we still sell certain hardware based products that are covered by this agreement.  As a result of this arrangement, we are dependent on Flextronics to process orders and manufacture our hardware products.  Consequently, the manufacturing process of our products is not in our direct control.

We may from time to time experience delivery delays due to the inability of Flextronics or any other manufacturers to consistently meet our quality or delivery requirements and we may experience production interruptions if Flextronics or another manufacturer is for any reason unable to continue the production of our products.  Should we have on-going performance issues with our contract manufacturers, the process to move from one contractor to another is a lengthy and costly process that could affect our ability to execute customer shipment requirements and/or might negatively affect revenue and/or costs.  If this manufacturer or any other manufacturer were to cancel contracts or commitments with us or fail to meet the quality or delivery requirements needed to satisfy customer orders for our products, we could lose time-sensitive customer orders and have significantly decreased quarterly revenues and earnings, which would have a material adverse effect on our business, results of operations and financial condition.

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

Due to growth or as a result of regular recruitment, we will be required to hire and integrate new employees.  Recruiting and retaining qualified engineers and computer programmers to perform research and development and to commercialize our products, as well as qualified personnel to market and sell those products, are critical to our success.  As of December 31, 2010, approximately 25% of our employees were devoted to research and product development and approximately 22% were devoted to marketing and sales.  There can be no assurance that we will be able to successfully recruit and integrate new employees.  There is often intense competition to recruit highly skilled employees in the technology industry.  We have suffered from attrition in our workforce in previous years and we believe that such attrition will continue in the future. We may not be able to offer current and potential employees a compensation package that is satisfactory in oder to keep them within our employ. An inability to attract and retain highly qualified employees may have an adverse effect on our ability to develop new products and enhancements for existing products and to successfully market such products, all of which would likely have a material adverse effect on our results of operations and financial position.  Our success also depends, to a significant extent, upon the continued service of a number of key management, sales, marketing and development employees, the loss of any of whom could materially adversely affect our business, financial condition and results of operations.

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

There are growing compliance and regulatory initiatives and changes for corporations and public organizations around the world that include both internal and external regulations and are driven by events and concerns such as accounting scandals, security threats and economic conditions.  While we attempt to prepare in advance for these new initiatives and standards, we cannot assure that we will be successful in our efforts, that such changes will not negatively affect the demand for our products and services, or that our competitors will not be more successful or prepared than us.

With respect to the telecommunications industry specifically, there may be increased regulations, including with respect to privacy and protection of personal information.  Adoption of such regulations may require that we invest in the modification of our solutions to comply with such regulations, cause a reduction in the use of our solutions or subject us or our customers to liability resulting from a breach of such regulations.  The adoption of these types of regulations could materially adversely affect our business and results of operations.

In recent years, the European Union issued directives on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, or “RoHS,” and Waste Electrical and Electronic Equipment, or “WEEE”.  We are making every effort in order to maintain compliance with these directives, without otherwise adversely affecting the quality and functionalities of our products.  The countries of the European Union, as a single market for our products, accounted in 2010 for approximately 18% of our revenues.  If our products fail to comply with WEEE or RoHS directives or any other directive issued from time to time by the European Union, we could be subject to penalties and other sanctions that could have a material adverse effect on our results of operations and financial condition.  In addition, similar regulations are being formulated in other parts of the world.  We may incur substantial costs in complying with other similar programs that might be enacted outside Europe in the future.

Unpredictable events, including the recent earthquake, tsunamis and other collateral events in Japan, may adversely affect our business.

The occurrence of catastrophic events such as huricanes, storms, earthquakes, tsunamis, floods and other catastrophies that adversely affect the business climate in any of our markets could have a material adverse affect on our business, financial condition and results of operations. The recent earthquake, tsunamis and potential nuclear crisis in Japan, may have a negative impact on business in Japan.  Our revenues in Japan constituted approximately 2% of our total revenues in 2010.

In addition, there are possible indirect affects in othe areas of the world as a result of such events, including problems in chain supplies, which could have an impact on other territories. Therefore, these events could cause a decline in our revenues in Japan and in other territories that may be affected by the Japan crisis, and our results of operations could be adversely affected.

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

Our headquarters, research and development and main manufacturing facilities, as well as the facilities of Flextronics Israel Ltd., our key manufacturer, are located in the State of Israel, and we are directly affected by the political, economic and security conditions to which Israel is subject.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  In past years there was a high level of violence between Israel and the Palestinians.  Recent political events in various countries in the Middle East and Northern Africa have shaken the stability of those countries.  In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.  Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon.  Any of these situations could escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular.  In addition, acts of terrorism, armed conflicts or political instability in the region could negatively affect global and local economic conditions and harm our results of operations.  We cannot predict the effect on the region of any diplomatic initiatives or political developments involving Israel or the Palestinians or other countries in the Middle East or North Africa.  Furthermore, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as a result of an increase in hostilities.  This may also seriously harm our operating results, financial condition and the ability to expand our business.  Our products are heavily dependent upon components imported from, and most of our sales are made to, countries outside of Israel.  Accordingly, our business, financial condition and results of operations could be materially adversely affected if trade between Israel and its present trading partners were interrupted or curtailed.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

Some of our officers and employees are obligated to perform military reserve duty from time to time.  In the event of a military conflict, including the ongoing conflict with the Palestinians, these persons could be required to serve in the military for extended periods of time and on very short notice.  The absence of a number of our officers and employees for significant periods could disrupt our operations and harm our business.  We cannot assess the full impact of these requirements on our workforce or business and we cannot predict the effect on us of any expansion or reduction of these obligations.

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

We derive and expect to continue to derive significant benefits from various programs including Israeli tax benefits relating to our “Approved and Privileged Enterprise” programs and certain grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, ("OCS"), for research and development.  To be eligible for these grants, programs and tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets and conducting the research, development, manufacturing of products developed with such OCS grants in Israel (unless a special approval has been granted for performing manufacturing activities outside Israel) and, as of 2011, providing the OCS with an undertaking that the know how to be funded and any derivatives thereof is wholly owned by us, upon its creation.  From time to time, the Israeli Government has discussed reducing or eliminating the availability of these grants, programs and benefits and there can be no assurance that the Israeli Government’s support of grants, programs and benefits will continue.  If grants, programs and benefits available to us or the laws, rules and regulations under which they were granted are eliminated or their scope is further reduced, or if we fail to meet the conditions of existing grants, programs or benefits and are required to refund grants or tax benefits already received (together with interest and certain inflation adjustments) or fail to meet the criteria for future “Approved or Privileged Enterprises,” our business, financial condition and results of operations could be materially adversely affected including an increase in our provision for income taxes.

On April 1, 2005, an amendment to the Israeli law which deals with Approved Enterprises came into force.  Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in such law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product.  The amendment incorporates certain changes to both the criteria and procedure for obtaining “Approved Enterprise” status for an investment program, and changes to the tax benefits afforded in certain circumstances to “Approved Enterprises” under such law (which is referred to as a “Privileged Enterprise” following such amendment).  As of December 31, 2010, we have six Approved Enterprise programs and seven Privileged Enterprise programs, which are covered by the amendment.  While we believe that we meet the statutory conditions as set out in the amendment, there can be no assurance that the tax authorities in Israel will concur.  Should it be determined that these Privileged Enterprise programs do not meet the statutory conditions, our provision for income taxes will increase materially.

As a result of the amendment, tax-exempt income generated under the provisions of the amended law, will subject us to taxes upon dividend distribution (which under the amendment includes the repurchase of our shares – See Item 16E, “Purchases of Equity Securities by the Issuer and Affiliated Purchasers” in this annual report, for additional information about repurchase programs) or complete liquidation.

We do not intend to distribute any amounts of our undistributed tax exempt income as dividends as we intend to reinvest our tax-exempt income.  Accordingly, no deferred income taxes have been provided on income attributable to our Approved or Privileged Enterprise programs as the undistributed tax exempt income is essentially permanent in duration.

On December 29, 2010, the Israeli parliament approved a further amendment to the law dealing with Approved and Privileged Enterprise programs effective as of January 1, 2011.  This amendment generally abolishes the previous tax benefit routes that were afforded under the law, specifically the tax-exemption periods previously allowed, and introduces certain new tax benefits for industrial enterprises meeting the criteria of the law.

Although this recent amendment takes effect from January 1, 2011, we believe that the transitional provisions will apply to us such that the earliest date for adoption will be January 1, 2012.  We do not believe that the recent amendment will have a material effect on our provision for taxes, as long as we meet all of the criteria mentioned therein.

Under Israeli law, products incorporating know-how developed with grants from the OCS are required to be manufactured in Israel, unless prior approval of a governmental committee is obtained.  As a condition to obtaining this approval, we may be required to pay to the OCS up to 300% of the grants we received and to repay these grants on an accelerated basis, depending on the portion of manufacturing performed outside Israel.  In addition, we are prohibited from transferring to third parties the know-how developed with these grants without the prior approval of a governmental committee and, possibly, the payment of a fee.  See Item 4, “Information on the Company—Research and Development” in this annual report, for additional information about OCS programs.

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

Numerous factors, some of which are beyond our control, may cause the market price of our ordinary shares or our ADSs, each of which represents one ordinary share, to fluctuate significantly.  These factors include, among other things, announcements of technological innovations, development of or disputes concerning our intellectual property rights, customer orders or new products by us or our competitors, currency exchange rate fluctuations, earnings releases by us, our partners or our competitors, general economic and market conditions, political changes and unrest in regions, natural catestrophies, market conditions in the industry and the general state of the securities markets, with particular emphasis on the technology and Israeli sectors of the securities markets.

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

For a summary of our recent acquisitions, please see Item 5, “Operating and Financial Review and Prospects—Recent Acquisitions” in this annual report.

Business Overview

We are a worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time.  Across our businesses, our solutions capture unstructured data from various customer touch points, financial transaction channels and security related sensors. Through cross-channel analytics capabilities, the intent that underlies the data is revealed and insights are delivered to the organization. Our real-time impact solutions drive personalized response to these insights during the interaction, transaction or event, taking into account the specific context. NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security.

NICE’s offerings for the enterprise, financial crime and security sectors serve three main needs: improving business performance, decreasing financial risk, and enhancing safety and security.  NICE solutions capture interactions, transactions and data from multiple sources, systems and sensors, including telephones, emails, video, radio, geo-location, web and more.  They provide valuable insight about the business or security situation by applying real-time, cross-channel analytics to realize the intent of customers, and criminals such as terrorists or fraudsters, to enable proactive response for real-time impact.

We serve organizations in the enterprise, financial crime and security sectors representing a variety of sizes and industries.  Our enterprise customers span a variety of industries, such as financial services, telecommunications, healthcare, outsourcers, retail, media, travel, service providers, utilities and others.  Our financial crime solutions primarily serve financial services organizations.  Our security solutions are tailored to protect city centers, transportation systems, critical infrastructure, enterprise campuses and more.

            For a breakdown of total revenues by products and services and by geographic markets, for each of the last three years, please see Item 5, “Operating and Financial Review and Prospects—Results of Operations.”

Industry Background and Trends

A growing need for the standardization of customer service across various communication channels. Consumers are looking to have a consistent level of service excellence regardless of the communication channel (e.g., phone, web, chat and social media).  They are also seeking more opportunities for effective self-service.  Furthermore, web and mobile channels usage is increasing.  Social media is also sought as a viable communication channel by consumers and needs to be considered as an integral part of the customer service offering.  As a result, companies are seeking to monitor and participate in online communities to gain deeper insights into customer behaviors and motives.

An increased focus on improving customer experience (“voice of the customer”) and business performance. Customer-centric organizations are seeking customer-centric WFO solutions, which include a wide range of applications (e.g., capture, quality management, interaction analytics, performance management, etc.), to drive interaction effectiveness and improve operational efficiency at the same time.  Speech analytics and cross-channel interaction analytics are perceived as strategic solutions for improving customer service and business performance.

Contact centers are seeking to impact customer interactions in real time. Organizations are seeking to improve the customer experience and increase revenues through their contact centers by delivering the right service and product to customers in real time.  Uncovering customer intent and gaining insights during the actual interaction enables organizations to deliver exactly what customers need in real time.  It also enables organizations to close the gap between growing customer demands for immediate and relevant service regardless of the contact center agent’s experience and knowledge.  This is the key to securing the customer relationship, improving satisfaction and loyalty, and ultimately driving revenue growth.

The evolvement of contact centers into strategic customer interaction hubs requires advanced applications. Contact centers are key contributors to the organization for achieving top business goals, which include customer satisfaction, customer retention and revenue generation.  A package of tailored business solutions that is based on analytics and which uncovers customer intent and what drives customer behaviors and preferences, is, accordingly, becoming essential.  This development provides the insights needed to create a powerful impact on the organization by capturing customer and business intent, analyzing it and applying its derived insights to achieve a positive business impact.

Enterprises are expanding their operational efficiency activities beyond the contact center. The quality of customer experiences is indirectly influenced by the effectiveness of back-office employees’ performance.  Inefficiencies in the back office drive up costs given the risk of customer attrition and lost business opportunities as well as the issue of suboptimal staffing.  Thus, enterprises are looking to align back-office employees and activities with customer service requests, and relieve the contact center from a significant percentage of call volume and the associated costs, also contributing to a better customer experience.

Adoption of contact center hosted solutions continues to gain momentum, particularly at the very low end of the market. The introduction of Internet Protocol (IP) and Session Initiation Protocol (SIP)-based technologies have eliminated physical telecommunications constraints.  Enterprises are looking for ways to leverage these new technologies, and contact center hosting is a good and effective fit.  Among other advantages, these solutions require relatively lower investment and provide quick deployment, scalability and agility, and a reduced maintenance burden.

Heightened and more complex regulatory and compliance requirements and the need for dispute resolution. The need to record customer interactions is constantly growing as compliance and regulatory pressures are increasing for corporations and public organizations worldwide.  Many companies are implementing call recording as a cornerstone of regulatory compliance.  The requirements that call recording address include both internal and external regulations. One example is the Payment Card Industry Data Security Standard (PCI-DSS), which has been recently updated by the PCI Security Standards Council to ban the audio recording and storage of sensitive cards validation codes.  Non-compliant companies risk losing their ability to process credit card payments and being audited and/or fined.  NICE’s recording solutions are being designed to meet these security requirements.  Other mandates include the U.K.’s Financial Services Authority requirement for investment firms to record the conversations held by traders on firm provided mobile phones (to come into effect during 2011).  In addition, it is important to be able to eliminate and/or resolve communication disputes, such as between counterparties in a securities trade, in an efficient and definitive manner.  Existing business intelligence and other IT solutions have addressed these growing challenges to some degree.  However, institutions require improved solutions that not only provide better compliance and surveillance, but also more current, real-time information with increased operational visibility.  Advanced compliance related solutions enable the reduction of the costs associated with ongoing compliance, improved customer service, while creating the required audit trail for regulatory purposes.

Increase in real-time financial crime threats. Rapid growth in the volume, value, speed and complexity of financial transactions has created new business opportunities for financial services firms, but has also created new challenges.  As the use of instant remote access channels, such as online, mobile and phone, increases, and initiatives such as Faster Payments in the U.K. are instituted, financial services firms must develop the means with which to monitor and address financial crime threats in real-time.  Criminal threats and tactics are on the rise and the aforementioned industry changes are being exploited by the criminal community, making legacy batch solutions obsolete.  This shift is impacting the priorities and day-to-day operations of fraud prevention, Anti-Money Laundering (or AML) and risk management groups across financial services firms by requiring stronger real-time and cross-channel alignment and integration, more sophisticated detection and prevention capabilities, as well as technology that can very quickly adapt and evolve with the changing risk landscape.

Enterprise-wide financial crime and compliance technology consolidation.  Regulatory pressures continue to increase, with security concerns, such as money laundering and fraud threats.  The failure to comply with regulatory governance or protect against money laundering and fraud risks can result in fines, losses and reputational damage.  As the threats and regulations change and evolve, keeping pace can be costly.  Financial institutions of all kinds – banks, brokers, insurance companies and others - are seeking ways to minimize risk and improve detection of suspecious activity, in a cost-effective manner.  Through system and vendor consolidation, institutions are able to minimize costs, limit risk exposure, and improve the service they provide to their clients.  The ability to adapt more quickly to new crime tactics and regulations, as well as gain new intelligence by looking cross-organizationally, is leading many institutions to partner with vendors that can support complete end-to-end integration of the firm’s fraud prevention and AML activities.

Increase in consolidation of AML and fraud prevention solutions into combined financial crime programs.  As fraud and money laundering tactics increase in frequency, reach and sophistication, financial institutions are seeking ways to consolidate operations and gain an enterprise view of activity across the organization.  Many financial institutions have begun to break down the information silos between fraud and money laundering divisions and are turning to vendors that can provide sophisticated, integrated technology which supports the enterprise-wide financial crime needs of the institution allowing them to better understand their clients and detect new types of suspicious activity.

Persistent physical security challenges for public safety, homeland security and intelligence agencies. Terrorist attacks around the world have significantly changed the geopolitical landscape and created long-term consequences for public safety, security and intelligence agencies.  In addition, transportation organizations, municipalities and governmental entities have become increasingly aware of the benefits technology can provide in the areas of crime prevention and public safety.  These organizations face new challenges in detecting, protecting against and effectively responding to more sophisticated and complex threats.  Organizations are also facing vast amounts of information from different sources, which make it more difficult to ‘connect the dots’ and act efficiently.  As a result of these global trends, the challenge of storing, managing and analyzing vast amounts of multimedia content generated by traditional and IP-based communications captured by an increasing variety of detection devices is growing.  In addition, emergency services and public organizations require increasingly sophisticated solutions to analyze content in order to strengthen the measures they take for public safety and security.

Emerging needs for holistic situational awareness and event management in the security market.  The number and variety of physical security sensors is growing substantially, with public and private organizations deploying security systems, such as surveillance cameras and access control and intrusion detection sensors.  Organizations, municipalities and governmental entities are struggling to eliminate the number of information silos created by deployment of redundant security systems.  Consolidation of companies, as seen in the banking industry for example, creates more information silos and disparate systems in the organization.  These silos limit the control room operators’ ability to gain a cohesive and unified picture of situations.  The lack of unified solutions undermines the ability to take decisive actions; furthermore, the lack of adequate tools for sharing information in real time between the various field security personnel, emergency forces and law enforcement agencies, among others, can substantially prolong response time and reduce the probability of successful event mitigation.

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

Continue to lead the evolution of the contact center beyond its traditional market and expand our differentiated end-to-end suite. With the increasing strategic importance and complexity of the contact center, customers have a growing need for comprehensive management solutions.  We believe our set of integrated and modular tools and business solutions for contact center management represent a differentiated approach and value for our customers.  We also aim to develop industry specific business solutions to enable our customers to transform from a cost center to a profit center, increasing our ability to answer industry specific needs.  We intend to augment and expand our offering of end-to-end solutions to maintain our industry leadership position.

Furthermore, we have extended the value of our solutions to the back office to enable real-time adherence as well as planning and optimization.  Back office operations often employ a significantly larger workforce as compared to contact centers.  Although the back office faces similar business issues to those faced by contact centers operations, it typically lacks solutions for effectively managing the workforce as well as ensuring efficiency and compliance.

Further enhance our position as the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry.  Following our acquisition of Fortent, Inc. (please see Item 5, “Operating and Financial Review and Prospects—Recent Acquisitions” in this annual report) and its integration into our Actimize Ltd. (“Actimize”) business, we continue to build the largest and broadest risk and financial crime solutions provider.  The consolidation of financial crime management, coupled with the industry’s evolution towards enterprise risk and compliance systems, need to monitor all channels, growing regulatory pressure and focus on costs reduction and productivity improvement, all point in the same direction.  There is an opportunity for a vendor to emerge as the default choice for enterprise-wide cross-channel financial crime, risk and compliance solutions.  We intend to augment and expand our offerings in this market to meet the growing needs of the industry and maintain our market leadership.

Drive deployment of end-to-end security solutions.  Following the acquisition of Orsus Solutions Limited and certain of its subsidiaries, we are in a unique position to deliver a comprehensive solution that complements our proven surveillance, public safety and multimedia reconstruction capabilities, with an advanced security management solution that offers complete situational awareness, integrating information from multiple sensors.  This end-to-end solution addresses market demand for a unified solution that eliminates information silos and enables security personnel to proactively mitigate risks through effective execution of optimal security operational procedures.  We intend to leverage this broad solution portfolio to strengthen our market leadership and accelerate the penetration into transportation, financial services, critical facilities, city centers, government institutes and corporate facilities markets, while expanding the offering to our existing installed base.

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

Expand and leverage our existing customer base, strategic alliances and global infrastructure. We believe there are abundant opportunities to up-sell and cross-sell within our existing customer base by increasing their use of the full breadth of our solutions and by migrating them to our next-generation portfolio.  We also have strong strategic relationships with industry leaders in each of our sectors of operations, including contact center infrastructure and telephony vendors, financial trading floor solution providers, and security solutions providers.  We intend to continue to leverage these relationships and invest in nurturing new strategic alliances to increase the value of our solutions to our customers, to strengthen our channels to market and to enhance our market position.

Continue to pursue selective acquisitions.  We have a history of successful acquisitions, comprising fifteen transactions over the past nine years.  We intend to continue augmenting our organic growth through additional acquisitions that broaden our product and technology portfolio, expand our presence in selected vertical markets and geographic areas, broaden our customer base, and increase our distribution channels and vertical market access.

Further enhance the integration between our businesses.  We intend to continue increasing synergies between our Enterprise Customer Interactions, Financial Crime and Compliance and Security business units. We are aligning our field operations, creating joint product offerings and improving our systems and infrastructure. We will continue making efforts in this area, as we believe that a higher level of integration, knowledge sharing and alignment will enable us to increase revenues and improve our performance.

Our Solutions and Products

A.	NICE Enterprise Solutions

NICE Enterprise solutions are comprised of two offerings, the Enterprise Customer Interaction offering and the Financial Crime and Compliance offering (NICE Actimize).

1.	Customer Interaction Solutions

The NICE Enterprise Customer Interactions offering enables businesses to capture customer interactions and transactions, analyze them to reveal business insights, and apply these insights in real time to achieve a positive impact on the interaction and the business.  NICE provides an integrated suite of products and solutions that help businesses grow revenue, enhance customer experience, improve regulatory compliance, and optimize contact center and back office operations.  NICE Enterprise Customer Interactions solutions are implemented by contact centers of all sizes, financial institutions – including branches and trading floors, and back offices.

The NICE Enterprise Customer Interactions offering is comprised of four solution suites: NICE SmartCenter, NICE Financial Trading, Risk & Compliance Suite, NICE Back Office Suite and NICE Solutions for Small & Mid-sized Contact Centers and Branch Offices.

I. NICE SmartCenter is an integrated suite of targeted business solutions and best-in-class products that is capable of providing contact centers and sales and marketing organizations with the ability to capture customer interactions across all communication channels, including phone, surveys, email and Web, analyze them to discover valuable insights – such as customer purchase preferences, maximize workforce utilization and performance, and impact interactions as they occur.

Our business solutions for contact centers and enterprises encapsulate industry best practices, pre-built content and closed-loop workflows that are integrated with real-time speech analytics and real-time decisioning and agent guidance, enabling organizations to address strategic business issues such as:

NICE SmartCenter Business Solutions

Optimizing Operational Efficiency

We provide solutions that help contact centers enhance operational efficiency that benefits the bottom line by optimizing handle time, improving agent productivity, reducing call volume, and effectively forecasting workloads and scheduling staff.

•
NICE First Contact Resolution enables organizations to measure the rate at which customer issues are resolved during the first contact and identify why others result in repeat contacts.  By analyzing this data, they can take real-time action to increase first contact resolution, improve operational efficiency and increase customer satisfaction.

•	NICE Handle Time Optimization helps companies understand what drives high average handle time and then take action in real time to mitigate it, while preserving quality and customer service.

•
NICE Quality Optimization uses real-time, interaction analytics to analyze all customer interactions and measure key performance indicators (KPIs) for improving the quality of service provided by contact center agents.  KPIs can be derived from telephony-based metrics such as average handle time, hold time and call transfers, as well as from speech analytics measures such as customer dissatisfaction and first contact resolution.

Growing Revenue

NICE SmartCenter Revenue Growth Solutions help businesses increase the number of sales attempts made by their contact center agents and improve sales conversion rates; identify and promote best practices for improving debt collection; and extract business intelligence from customer interactions to enhance marketing effectiveness.

•
NICE Sales Effectiveness uses real-time, interaction analytics technologies along with desktop analytics and text mining, to analyze and measure agents’ sales attempt and success rates, identifying the root causes of customer objections, sales best-practices and agents struggling with poor sales skills.  Based on this input, it defines business rules to identify sales opportunities, and leverages real-time guidance to assist agents in maximizing them.

•
NICE Collections Effectiveness identifies high performing collection agents and analyzes their interactions in order to uncover best practices and techniques. Based on these insights, it provides real-time next-best-action guidance to agents and identifies training opportunities for agents with a low contact rate or collection performance.  The solution also helps companies understand the main reasons why customers don’t pay their debts, use that insight to improve agent negotiation skills, and deliver real-time objection handling guidance.  In addition, it analyzes all collection interactions in order to assure regulatory compliance.

•
NICE Marketing Effectiveness mines interactions for customer references to marketing campaigns and promotions and enables organizations to compare the effectiveness of different campaigns across different media.  These insights are used to adjust and improve marketing campaigns and maximize their return on investment.  The solution also collects valuable business intelligence.

Enhancing Customer Experience

NICE SmartCenter Customer Experience solutions enables organizations to provide a consistent and compelling customer experience across all communication channels; deliver a customer experience that differentiates them from their competitors; drive customer loyalty, which results in expanded wallet-share.

•
NICE Churn Reduction enables organizations to proactively identify customers at risk to churn though leveraging real-time speech analytics to analyze the customer experience.  By integrating voice-based intelligence with CRM and business intelligence transactional data, the solution accurately identifies high-risk customers that would not be detected by a transactional model alone.  It then guides retention agents in real time, helping them tailor retention offerings to the individual customer.

•
NICE Customer Satisfaction provides a comprehensive, accurate picture of the customer experience.  It captures interactions and leverages NICE’s technologies for speech analytics, emotion detection, call flow analytics and text mining, as well direct customer feedback, to automatically measure various customer experience-related key performance indicators (KPIs).  It then uses real-time speech analytics to provide agents personalized real-time guidance and access to relevant data, enabling them to take the next-best-action that would improve the customer experience.

Improving Regulatory Compliance

We provide a number of solutions that enable organizations to proactively capture and retain all customer interactions across multiple touch points to help ensure compliance with government regulations and internal policies, as well as resolve disputes, perform investigations and verify sales.

•
NICE Process Enforcement, providing enterprise level support for ensuring compliance in real time, in contact centers, back offices and branches.  It leverages the company's real-time decisioning technology to deliver context-sensitive instructions directly to employee desktops in real time, and ensure that such instructions are followed during every customer interaction.

•
Other capabilities include ensuring compliance with Payment Card Industry Data Security Standard (PCI DSS) in real-time; recording, management, and analysis of traders’ mobile phone interactions; enabling financial institutions and contact centers handling financial transactions further improve risk management and better avoid regulatory breaches.

The NICE SmartCenter Core Products

NICE SmartCenter spans best-in-class capabilities for interaction capture, real-time cross-channel interaction analytics, workforce management, performance management, quality management, real-time process automation, and customer feedback.

•	NICE Interaction Management records interactions from various communication channels.

•
NICE Quality Management delivers comprehensive tools for implementing a multifaceted quality program encompassing agents, supervisors, evaluators and managers, and the ability to improve the quality and effectiveness of customer interactions in contact centers.

•
NICE Interaction Analytics utilizes a multi-dimensional analysis approach to analyze customer interactions across communication channels and in real-time.  Provides automated business insight and root cause analysis based on speech analytics, E-mail and chat analytics, desktop analytics, call flow analytics and integration with external business data such as CRM systems.

•
NICE Real-time Process Optimization impacts interactions as they unfold through next-best-action agent guidance, cross-sell and up-sell recommendations and process automation.  Helps contact centers to deliver efficient customer service, improve customer retention, and convert service calls into sales opportunities.  It uses real-time decisioning technology to display relevant guidance to agents as they interact with customers on the phone.

•
NICE IEX Workforce Management forecasts customer interactions, schedules agents with appropriate skills to manage and optimize level of customer service and resources, measures agent and team performance and supports managing overall contact center performance.

•	NICE IEX Performance Manager maps enterprise business objectives to group and individual goals and tracks and reports performance against these goals.

•
NICE Customer Feedback collects real-time customer feedback after a call or any other type of interaction a customer has with the organization.  It enables businesses to enhance customer satisfaction, calibrate quality measurements and optimize internal processes.

II. NICE Financial Trading, Risk & Compliance Suite delivers comprehensive, integrated capabilities to harness the complex, ongoing, high-risk exchange of interactions and transactions between traders, firms and their counterparties.  The solutions enable organizations to capture, monitor and analyze interactions and transactions in real time to proactively minimize risks, detect potential regulatory breaches, counter fraudulent activities and improve investigative capabilities.

The NICE Financial Trading, Risk & Compliance Suite is comprised of a multi-channel capture platform, real-time interaction analytics, and business workflows.

III. NICE Back Office Suite extends front office operational efficiency into back office processing environments.  It automates manual processes, integrates data collected directly from employee desktops, improves forecast accuracy, enables managers to view and manage resource capacity, and empowers employees to improve their own performance.  In addition to these capabilities, the NICE Back Office Suite also provides tools to ensure internal and regulatory compliance, improve the quality of the work items being processed, and ultimately, elevate the level of service customers receive across the entire enterprise.

The NICE Back Office Suite combines NICE’s workforce management solution with real-time guidance, process automation and compliance, as well as quality management and performance management.

IV. NICE Solutions for Small & Mid-sized Contact Centers (SMCC) and Branch Offices.  NICE Perform eXpress is provided for small and medium-sized contact centers (SMCC) and branch offices that are also seeking a robust call recording to help ensure regulatory compliance and quality management.  It is an easy-to-install, low-cost solution that is based on NICE’s advanced interaction recording technology.

CyberTech Compliance Solutions

The CyberTech Compliance Solutions became part of our offering pursuant to the acquisition of CyberTech International completed on March 4, 2011. These are open and secure recording solutions, designed for use with industry standard hardware and software.  The solutions can capture, store, retrieve and play back voice, radio and data communications.  They can be used in traditional or IP telephony environments to deliver high quality voice recordings for a broad variety of applications including verification and compliance, dispute resolution, training and quality monitoring.  The CyberTech Compliance Solutions are used by financial institutions and contact centers.  By taking advantage of commercial off-the-shelf (COTS) hardware and customer provided network storage devices, the recording solutions can reduce an organization’s total cost of ownership.

2.            Financial Crime and Compliance Solutions (NICE Actimize)

NICE Actimize provides real-time financial crime, fraud prevention, anti-money laundering (AML), enterprise investigations, risk management, compliance and trading surveillance capabilities to financial institutions, government agencies, and related organizations across the globe.  NICE Actimize’s solutions monitor billions of transactions daily, enabling clients to mitigate financial crime risk, improve compliance, and reduce operational costs.

NICE Actimize’s solutions are based on a scalable, proprietary software platform and flexible applications that address hundreds of compliance, fraud and money-laundering scenarios.  Our solutions enable customers to detect anomalous transactions, generate alerts and facilitate corrective action.

I. NICE Actimize’s Enterprise Risk Management technology enables a firm-wide approach to proactively addressing risk and compliance processes and investigations across the enterprise.

•
Actimize Enterprise Risk Case Manager is a central platform for managing alerts, cases, investigations, link analysis, regulatory reporting, financial losses, oversight and more, depending on the individual solutions that are added to it. Through this modularity, it is able to meet the unique needs of securities compliance, financial crime, and corporate security organizations.

II. In the anti-fraud space, NICE Actimize offers a comprehensive suite of focused fraud prevention solutions, available individually or as an integrated whole, used in both real-time and batch processing to detect and prevent various types of fraud.

•	The Actimize Card Fraud Solution enables card issuers, acquirers and processors to detect fraudulent transactions across a variety of card types including ATM/Debit, credit, and prepaid, among others.

•
The Actimize Remote Banking Fraud Solution monitors online banking, call center, IVR and mobile banking channels to detect and prevent fraud perpetrated against monetary and non-monetary activities in real-time.

•
The Actimize Employee Fraud solution automates detection of common types of insider fraud activity such as policy violations, embezzlement, theft of customer or bank assets, and theft of customer data.

•
The Actimize Commercial Banking/Wire & ACH solution monitors electronic fund transfers (EFT) such as wire, ACH and external debit to detect suspicious activity and prevent commercial payments fraud with high-volume, real-time, transaction monitoring, alerting and blocking.

•	The Actimize Deposit Fraud solution minimizes deposit fraud losses with comprehensive account activity monitoring for both 'On-Us' and deposit fraud risk.

•	The Actimize Employee Trading Fraud solution is specifically designed for broker/dealers to detect suspicious trading scenarios and mitigate the risk of rogue trading losses.

•	The Actimize Remote Brokerage Fraud solution prevents securities fraud attacks by analyzing a wide range of data including trading, market, and session information to detect attacks.

III. In the anti money laundering (AML) space, NICE Actimize offers an end-to-end suite of (AML) solutions, available individually or as an integrated whole.  The 2009 Fortent acquisition expanded and enriched the company’s existing AML offering and further strengthened the firm’s ability to apply proven best practices and technology to help financial institutions comply with anti-money laundering regulations from agencies around the world.

•
The Actimize Suspicious Activity Monitoring solution provides end-to-end coverage to identify and report suspicious transactions related to money laundering and terrorist financing, ensuring firms can meet current regulations and quickly adapt to the evolving regulatory environment.

•
The Actimize Watch List Filtering solution provides comprehensive screening against multiple watch lists, to identify and manage sanctioned or high-risk individuals and entities, with real-time name recognition capabilities.

•
The Actimize Know Your Customer - Customer Due Diligence solutions provide integrated risk-based rating and continuous monitoring of accounts throughout the entire customer life cycle - from initial applicant onboarding to ongoing customer due diligence.

IV. In the brokerage compliance space, NICE Actimize offers solutions that enable brokerage firms and investment banks to effectively adhere to global regulatory requirements and organizational standards by monitoring a comprehensive range of financial products to prevent, detect, and deter non-compliant activities and improve risk and compliance performance.

•
The Actimize Institutional Surveillance package provides comprehensive compliance solutions for sales and trading practices and control room surveillance including specific tools for desk supervision and trade reporting practices.  The solutions provide hundreds of proven detection models to identify and manage scenarios such as market manipulation and abuse, fair dealings with customers, and insider trading.

•
The Actimize Retail Surveillance package ensures sales practices compliance across the organization by monitoring transactions, accounts, sales representatives and branches.  By providing electronic access and sign-off on individual trades, the solution enables comprehensive compliance across the organization and supports a broad range of Know Your Customer and Suitability matters.

•
The Actimize Employee Conflict of Interest package mitigates employee conflicts of interest and trading fraud by helping identify and prevent conduct that can lead to significant corporate damage.  The solutions provide comprehensive detection and management of employee activities by analyzing transactions against rules mapped to the organization’s policies and procedures, and automating the submission, review and approval process for employees’ personal trades, gifts, outside business activities and more.

•
The Actimize Enterprise Conflicts Management solution suite goes beyond employee monitoring and offers a comprehensive approach to detect conflicts of interest on a global, enterprise-wide scale – before they occur.  With out-of-the-box detection and investigation capabilities, automated surveillance, and end-to-end workflow management, audit, and reporting capabilities, the solution enables financial institutions to deploy consistent standards for detecting possible cases of conflicts of interest by monitoring for potentially unfair dealings, insider trading, inappropriate behavior, and personal dealing.

•
The Actimize MiFID Surveillance package is comprised of context-specific solutions to ensure complete compliance with the Markets in Financial Instruments Directive (MiFID).  The solutions address best execution, suitability, client order handling, transaction reporting and conflicts-of-interest allowing organizations to flag violations in real-time, or near real-time, where required by the regulations.

•
The Actimize Energy Surveillance solution provides proactive surveillance of internal policies/risk limits and external regulatory issues, with the capability to correlate voice and trading activity, enabling organizations to adhere to energy trading standards set by the CFTC, FERC, FSA, and FTC.

B.	NICE Security Solutions

The NICE Security offering addresses the needs of governments and enterprises to fight crime and terror, by anticipating, managing and mitigating safety, security and operational risks.  The offering enables capturing, analysis and correlation of data from multiple sensors and systems, including audio, video, radio, geo-location and web, providing a framework for fusing data silos into a single, holistic operational view.  NICE Security solutions empower organizations to act effectively in real time to prevent, manage and investigate incidents, ensuring fast resolution and debriefing, and continuous security improvements.  NICE Security solutions are deployed worldwide in transportation systems, critical infrastructures, city centers and enterprise campuses.

The NICE Security offering is comprised of solutions that address the following needs:

I. Situation Management

Our situation management solution, NICE Situator, addresses the security operations needs of airports, public transport, seaports, critical infrastructure, city centers and corporate facilities, by enabling automatic situation planning, response and analysis in real-time to improve situational awareness and incident handling.  It does this by integrating a wide array of sensors and security systems into a common operating picture, analyzing and correlating this information, and then applying standard operating procedures and automated response plans.  Designed to promote an interoperable and open security ecosystem, NICE Situator is vendor agnostic, enabling security operations to leverage best of breed technologies that meet their specific needs.  NICE Situator provides more than 170 gateways to different security and safety systems, including intrusion sensors, communication devices, web feeds, and databases, as well as access control, fire and safety, geo-location, building management and video surveillance systems.

II. Public Safety

We offer a comprehensive suite of public safety solutions.  The solutions enable Emergency Services organizations worldwide and Communications and Command & Control Centers to be more effective at incident detection, verification, handling, investigation, resolution and prosecution.

•
Incident Information Management. Our incident information management solution, NICE Inform, helps emergency centers manage multimedia incident information efficiently and effectively.  It captures and processes event information from a variety of media: audio, Computer-Aided Dispatch (CAD) systems, and Geographic Information Systems (GIS and others).  This enables Public Safety personnel to accurately and efficiently reconstruct and investigate events.

•
Audio Recording.  We offer a wide range of recording platforms that address the needs of command and control centers.  These solutions can automatically record, analyze, store, quickly retrieve and instantly replay Time-Division Multiplexing (TDM) and IP voice calls.  TDM and VoIP recordings can be used to ensure compliance with regulations, provide audio evidence, and manage and improve departmental quality and productivity.

We also offer a trunked radio recording solution for recording the radio communications between emergency services personnel and the command and control center.  The solution captures all traffic on the emergency services communication network, delivering instant verification, mission-critical reliability and resilience, legally admissible records, and accurate incident reconstruction.

We also offer capabilities for recording all types of voice communications between aircraft, Air Traffic Control operations and ground personnel.

•
Next Generation Emergency Call Management.Our incident information management solution, NICE Inform, is next generation ready.  It can reconstruct emergency calls and events using voice, text, data or any other type of media incident information that may come in today.  In addition, its open architecture and integration capabilities mean it can seamlessly support any current or future media formats and standards— text messaging (SMS) and multimedia messaging (MMS).

Our solutions for intelligence, law enforcement, and video surveillance are also benefitting the Public Safety sector, as well as other types of security areas, discussed in more detail below.

III. Surveillance

Our surveillance solutions protect people, places and assets by enabling organization to anticipate and identify potential risk or unfolding events, minimize risks in real time as well as during the investigative process in order to bring to justice, debrief and improve security.

The NICE surveillance portfolio includes:

•
NiceVision Net - an enterprise-class, open-platform IP-based system that provides continuous surveillance coverage and control for your security-conscious environment.  As a complete end-to-end IP video surveillance system, each component of NiceVision Net is managed from the central NiceVision ControlCenter.  It includes Smart Video Recorders (SVRs), video analytics, advanced 24x7 video capabilities, high-performance encoders and decoders, extensive event management and control room visualization.  NiceVision Net is available for small, mid-sized, and large scale deployments, respectively.

•
The NiceVision Digital offering provides digital video recording capabilities for three types of implementations: NiceVision Pro, for high quality video, massive  best-of-breed digital recording capabilities, advanced video networking and video analytics; NiceVision Alto, high-resolution video and video analytics for the mid- to high-end security market; and NiceVision NVSAT, a smart video CODEC for the encoding and streaming of high quality video over Internet Protocol (IP) networks as well as performing real-time distributed video analysis.

•	NiceVision Fast Alpha Silver is an advanced, Internet Protocol (IP)-based MPEG-2 and MPEG-4 video and audio recording portfolio.

IV. Intelligence and Law Enforcement

NiceTrack is our solution suite that intelligence organizations and national security agencies use to fight organized crime, drug trafficking and terrorist activities.  It enables interception of all types of communications and generates comprehensive intelligence.  It offers a unified set of solutions for the collection, processing and analysis of both telephony and Internet data for law enforcement, intelligence agencies and internal security organizations.  The solution provides a complete suite of operational tools and applications, which ensure that meaningful, mission-critical information is delivered on time to security decision makers and operational staff, enabling them to detect threats and achieve a fast and appropriate response.

Strategic Relationships

We sell our solutions and products worldwide both directly to customers and indirectly through selected partners to better serve our global customers.  Our partners include a variety of sales channels, including service providers, system integrators, distributors, value added resellers and complimentary technology vendors.  They are industry leaders who form a vital network for selling and supporting NICE solutions and products.  For our business partners, we have established the NICE Business Partner Program, which provides full support and a broad portfolio of sales supporting tools to help them promote and sell the NICE offering, driving mutual revenue growth and success.

Through a well-defined collaborative framework, the NICE Business Partner Program aligns and supports the business goals of both NICE and our business partners.  Its multi-tiered structure recognizes both commercial achievement and certification in selling and supporting specific NICE offerings.

We also have strategic technology partnerships in place to ensure full integration with NICE’s offerings to deliver value added capabilities that address a variety of environments.

For our contact center customers, we have entered into global distribution agreements as well as alliance and partnership programs with leading vendors, including Alcatel-Lucent, Amdocs, Avaya, BT and Cisco. Our agreement with Avaya is a framework agreement with industry standard terms for transactions in the ordinary course of business. The agreement is non-exclusive and automatically renews for successive one year periods. In the financial institutions market, we have established marketing, sales and support arrangements with leading suppliers of complementary products and services, including, among others, BT Group PLC, FIS, IBM, IPC and Orange Business Services.  These companies market and distribute our products to their customers either as stand-alone solutions or as integrated parts of their own solutions. In the security markets, we have formed alliances for the co-marketing, distribution and implementation of our products with leading companies, including Cassidian Communications, EADS, Honeywell, Motorola, Raytheon Company, SAIC, Siemens and Thales.

Service and Support

Our Services organization simplifies implementation and technical integration for our customers, improves their business processes, and ensures the maximum, ongoing value— through training and support— of their NICE product implementation.

Our Services organization employs a combination of trained experts, proven tools and methodologies, and a rich portfolio of service offerings to address all stages of the lifecycle of NICE technology: planning, design, implementation and optimization.

With our global presence, we support deployments virtually anywhere in the world.  NICE Services teams also collaborate with our customers globally across multiple locations, as needed.  Our services can be adjusted according to local needs and resources, language requirements and any unique situation in individual facilities.

Our Services offerings include:

•
Business Consulting to help our customers fine-tune their business operations by leveraging and integrating NICE enterprise solutions and products into their daily practices.  NICE Business Consulting Services are based on the NICE Business Value Initiative, an integrated practice using a multidisciplinary business consulting approach.

•
Technical Consulting Services are delivered by our solution architects and experts who provide technical expertise to integrate NICE business and security solutions into the enterprise architecture, aligning IT infrastructure with business strategies.

•	Solution Implementation by NICE is a delivery approach that orchestrates several services to tailor NICE solutions according to overall operational, security and business needs.

•	Customer Training Services empower NICE users with knowledge and skills to take full advantage of our solutions’ capabilities.

We deliver proactive maintenance and upgrades for installed systems and offer flexible service level agreements (SLAs) to meet the level of service our customers need.  Expert NICE engineers and maintenance specialists are on call for customers addressing any hardware or software issue that may arise.

As a global organization, we provide quality support virtually anywhere.  NICE technology is deployed, either through our own support organization or through authorized partners around the world.

Our systems are generally sold with a warranty for repairs of hardware and software defects and malfunctions. Our customers may renew maintenance agreements from our dealers or directly from us. Software maintenance includes an enhancement support program with ongoing delivery of “like-for-like” unspecified upgrade releases, service packs and hot fixes as well as customized periodic maintenance, all done remotely.

Analytics Consulting Services are delivered by our analytics experts who provide tuning services for a specific client environment and business challenges.  The result of such work is an overall improvement of the application performance, reducing false positive and improving detection rates.

Manufacturing and Source of Supplies

Our products are built in accordance with industry standard infrastructure and are PC compatible.  The hardware elements in our products are based primarily on standard commercial off-the-shelf components and utilize proprietary in-house developed circuit cards and algorithms and digital processing techniques and software.  We also have “software only” solutions for use on standard commercial servers.

We manufacture our products through subcontractors, with the exception of CyberTech products that are manufactured by us.  Under manufacturing agreements with Flextronics Israel Ltd. ("Flextronics"), a subsidiary of a global electronics manufacturing services provider, and with Bynet Communications Ltd. (“Bynet”), Flextronics and Bynet provide us with turnkey manufacturing solutions including order receipt purchasing, manufacturing, testing, configuration, inventory management and delivery to customers.  These agreements cover all of our product lines, including our voice recording family of products, our video product lines, our upgrade lines and our spare parts and return material authorization (RMA).  NICE is entitled to, and exercises, various control mechanisms, and supervision over the entire production process.  In addition, Flextronics, the manufacturer of almost all of our products, is obligated to ensure the readiness of a back-up site, in the event that the main production site is unable to operate as required.  We believe these outsourcing agreements provide us with a number of cost advantages due to Flextronics’ and Bynet’s large-scale purchasing power, and greater supply chain flexibility.

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

Research and Development

We believe that the development of new products and the enhancement of existing products are essential to our future success.  Therefore, we intend to continue to devote substantial resources to research and new product development, and to continuously improve our systems and design processes in order to reduce the cost of our products.  Our research and development efforts have been financed through our internal funds and programs sponsored through the Government of Israel and the European community.  We believe our research and development effort has been an important factor in establishing and maintaining our competitive position.  Gross expenditures on research and development in 2008, 2009 and 2010 were approximately $83.3 million, $82.4 million and $102.2 million, respectively, of which approximately $3.6 million, $3.8 million and $3.8 million, respectively, were derived from third-party funding, and $1.3 million, $1.2 million and $1.3 million, respectively, were capitalized software development costs.

In 2010, we were qualified to participate in 11 programs funded by the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor ("OCS") to develop generic technology relevant to the development of our products.  Such programs are approved pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, or the Research and Development Law, and the regulations promulgated thereunder.  We were eligible to receive grants constituting between 40% and 66% of certain research and development expenses relating to these programs.  Some of these programs are members of programs approved for companies with large research and development activities and some of these programs are members of certain Magnet consortiums.  Accordingly, the grants under these programs are not required to be repaid by way of royalties.  However, the restrictions of the Research and Development Law described below apply to these programs.  In 2008, 2009 and 2010, we received a total of $3.5 million, $3.6 million and $3.5 million from the OCS programs, respectively, and we anticipate receiving approximately $0.7 million in 2011 from 2010 programs.

We previously received grants from the OCS under its “standard” programs, usually constituting a grant of up to 50% of certain approved research and development expenses, for the research and development of certain approved know-how.  Under the terms of these programs, a grant recipient is required to pay royalties of 3% to 5% of the revenues derived from products developed pursuant to such programs or deriving therefrom and related services.  Generally, the royalties are required to be paid beginning with the commencement of sales of such products and ending when 100% of the grant is repaid in NIS, linked to the U.S. dollar plus LIBOR interest.  In 2008, 2009 and 2010 we received no such grants.  In 2007 we received grants in the amount of $0.8 million, solely with respect to Actimize’s standard OCS program.  Upon the acquisition of Actimize, we decided to terminate the royalty bearing obligations under Actimize’s standard OCS program.  In March 2008, we paid the OCS $4.4 million in respect of the outstanding royalty obligations under such program.  Notwithstanding the termination of such royalty obligations, the restrictions of the Research and Development Law described below still apply to this program.

The Research and Development Law generally requires that the product incorporating know-how developed under an OCS-funded program be manufactured in Israel.  However, upon the approval of the OCS (or notification in the event set forth below, as the case may be), some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased, which increase might be up to 300% of the grant (depending on the portion of the total manufacturing volume that is performed outside of Israel).  Following notification (rather than approval) to the OCS (and provided the OCS did not object), up to 10% of the grant recipient’s approved Israeli manufacturing volume, measured on an aggregate basis, may be transferred out of Israel, subject to payment of the increased royalties referenced above.  The OCS is also authorized to approve the transfer of manufacturing rights outside of Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties.  The Research and Development Law also allows for the approval of the program in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the OCS is convinced that doing so is essential for the execution of the program.  This declaration will be a significant factor in the determination of the OCS whether to approve a program and the amount and other terms of benefits to be granted.  The increased royalty rate and repayment amount will be required in such cases.

The Research and Development Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the OCS.  Such approval is not required for the sale or export of any products resulting from such research or development.  The Research and Development Law further provides that the know-how developed under an approved research and development program may not be transferred to any third party outside Israel, except in certain circumstances and subject to prior OCS approval.  The OCS may approve the transfer of OCS-funded know-how outside Israel in the following cases: (a) the grant recipient pays to the OCS a portion of the sale price paid in consideration for such OCS-funded know-how or in consideration for the sale of the grant recipient itself, as the case may be (according to certain formulas); or (b) the grant recipient receives know-how from a third party in exchange for its OCS-funded know-how; or (c) such transfer of OCS-funded know-how arises in connection with certain types of cooperation in research and development activities.

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

In the past we were selected to participate in the European Community Framework Programme for Research, Technological Development and Demonstration, which funds and promotes research.  There are no royalty obligations associated with receiving such funding.  From time to time we may apply for new grants under the Framework Programme. During 2010 we were selected to participate in an FP-7 program. The program will commence in 2011and will continue for three and half years, with a total expected grant of EUR 465,651,

Intellectual Property

We currently rely on a combination of trade secret, patent, copyright and trademark law, together with non-disclosure and non-compete agreements, to establish and/or protect the technology used in our systems.

            We currently hold 77 U.S. patents and 81 patents issued in additional countries covering substantially the same technology as the U.S. patents.  We have over 93 patent applications pending in the United States and other countries.  We believe that the improvement of existing products, and the development of new products are important in establishing and maintaining a competitive advantage.  We believe that the value of our products is dependent upon our proprietary software and hardware continuing to be “trade secrets” or subject to copyright or patent protection.  We generally enter into non-disclosure and non-compete agreements with our employees and subcontractors.  However, there can be no assurance that such measures will protect our technology, or that others will not develop a similar technology or use technology in products competitive with those offered by us.  In most of the areas in which we operate, third parties also have patents which could be found applicable to our technology and products. Such third parties may include competitors, as well as large companies, which invest millions of dollars in their patent portfolios, regardless of their actual field of business. Although we believe that our products do not infringe upon the proprietary rights of third parties, there can be no assurance that one or more third parties will not make a contrary claim or that we will be successful in defending such claim.

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

            We own the following trademarks and/or registered trademarks in different countries: ACTIMIZE, Actimize logo, Alpha, Customer Feedback, e-Glue Interact, FAST, FAST alpha Silver, Fortent, Fortent Logo, IEX, Insight from Interactions, Intent. Insight. Impact., Interaction Capture Unit, Know More, Risk Less, Last Message Replay, Mass Detection, Center, Mirra, My Universe, NICE, NICE Analyzer, NICE Inform, NICE Logo, NICE Perform, NICE Situator, NICE SmartCenter, NICE Storage Center, NICE Systems, NiceCall, NiceCall Focus, NiceLog, NiceTrack, NiceTrack IP Probe, NiceTrack Location Tracking, NiceTrack Mass Detection Center, NiceTrack Monitoring Center, NiceTrack Pattern Analyzer, NiceTrack Traffic Analysis, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Open Situation Management, Playback Organizer, Scenario Replay, Searchspace, Syfact, Syfact Investigator, TotalView.

Regulation

Export Restrictions

The export of certain defense products from Israel, such as our NiceTrack line of products, requires a permit from the Israeli Ministry of Defense (MOD).  In addition, the sale of products to certain customers, mostly armed forces, also requires a permit from the Israeli Ministry of Defense.  In 2010, the vast majority of our sales were not subject to such permit requirements.  To date, we have encountered no difficulties in obtaining such permits.  However, the MOD notifies us from time to time not to conduct business with specific countries that are undergoing political unrest, violating human rights or exhibiting hostility towards Israel, or imposes certain requirements as a condition to NICE being permitted to export products which are under the control of the MOD.  We may be unable to obtain permits for our defense products we could otherwise sell in particular countries in the future.

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

Similar regulations are being formulated in other parts of the world.  We may be required to comply with other similar programs that might be enacted outside Europe in the future.

Competition

The market for our customer interaction solutions is highly competitive and includes numerous products offering a broad range of features and capabilities.  As the market is still developing, we anticipate that a number of our existing and potential competitors will be introducing new and enhanced products.  Some of our competitors in the digital voice recording and contact center solutions include, among others, Aspect Software, Inc., Interactive Intelligence Inc., Autonomy Corp. (formerly e-talk),eLoyalty, Genesys Telecommunicatons, Nexidia and Verint Systems Inc.

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

The market for financial crime and compliance risk management software, which has emerged only in recent years, is highly competitive and fragmented.  The market is influenced by the introduction of new regulations and financial crime patterns impacting the financial services industry.  While no single company competes with us across all of our solution areas, we face significant competition with respect to each solution that we offer.  We believe that the principal competitive factors in this market include our dedication to the financial services (and related) market, deep domain expertise, speed of development, ability to provide service across the enterprise using one core platform and our ability to serve specific “point” solutions.  Our software solutions compete with software internally developed by financial services institutions, as well as software and other solutions offered by commercial competitors, that include ACI Worldwide, FICO, Mantas, Inc., Norkom Group plc, Oracle Corporation, SAS Institute Inc. and Sungard Data Systems Inc.

Traditionally, public safety customer voice recording requirements for emergency phones and radio were relatively basic.  As the command and control center is becoming more complex and advanced systems are being deployed, and as more trunk radio and IP-based systems are offered, the recording system has to be integrated with these systems.  Our ability to deliver a more integrated and sophisticated recording system that can capture voice, video, data and meta-data information from trunk radio systems and computer aided dispatch, or CAD, systems, positions our products above the competition mainly in the large high-end emergency centers.  In addition, we believe that applications for scenario reconstruction of an incident connecting multimedia sources (including voice), video, data, GIS and meta-data together give us an advantage over the competition.  Some of our competitors in the public safety market include ASC Telecom, AudioSoft, Redbox Recorders and Verint Systems. There are several competitors who have products that compete with our video platform and applications.  Our main competitors in this market are Bosch, Genetec Inc., IndigoVision, Milestone Systems A/S, ONSSI, Schneider Electric (formerly Pelco) and Verint Systems.  We believe that our approach to provide a full solution based on our self-developed recording, management software, networking devices and real-time content analysis, as well as open interfaces to third party devices and applications, creates a competitive advantage in this market.

There are a few competitors who have products in the Physical Security Information Management (PSIM) market that compete with our Situator platform.  These include VidsSys, CNL and Proximex.  We believe that with the vast amount of system and sensor integrations our open platform enables the specific added value and knowhow for each vertical and existing customer base offer a unique offering for PSIM and Situation Management.

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

Organizational Structure

The following is a list of our significant subsidiaries, including the name, country of incorporation or residence, and the proportion of our ownership interest in each.

Name of Subsidiary	Country of Incorporation or Residence	Percentage of Ownership Interest

Nice Systems Australia PTY Ltd.	Australia	100%
NICE Systems Technologies Brasil LTDA	Brazil	100%
NICE Systems Canada Ltd.	Canada	100%
Nice Systems S.A.R.L.	France	100%
NICE Systems GmbH	Germany	100%
NICE APAC Ltd.	Hong Kong	100%
NICE Systems Kft	Hungary	100%
Nice Interactive Solutions India Private Ltd.	India	100%
Nice Technologies Ltd.	Ireland	100%
Actimize Ltd.	Israel	100%
e-Glue Software Technologies Ltd.	Israel	100%
Nice Japan Ltd.	Japan	100%
CyberTech B.V	Netherlands	100%
IEX Corporation BV	Netherlands	100%
Nice Systems (Singapore) Pte. Ltd.	Singapore	100%
Nice Switzerland AG	Switzerland	100%
Actimize UK Limited	United Kingdom	100%
CyberTech UK Limited	United Kingdom	100%
Fortent Limited	United Kingdom	100%
NICE Systems UK Ltd.	United Kingdom	100%
Actimize Inc.	United States	100%
Cybertech North Amercica LLC	United States	100%
e-Glue USA, Inc	United States	100%
Fortent Americas Inc	United States	100%
IEX Corporation	United States	100%
Nice Systems Inc.	United States	100%
Nice Systems Latin America, Inc.	United States	100%

Property, Plants and Equipment

Our executive offices and engineering, research and development operations are located in Ra’anana, Israel, where we occupy the following facilities:

•
Ra’anana Central Offices, which occupies approximately 140,000 square feet of space, pursuant to a lease expiring in January 2013.  The annual rent and maintenance fee for the facility is approximately $3.6 million, paid partially in NIS linked to the Israeli consumer price index and partially linked to the U.S. consumer price index.

A new lease agreement was signed in December 2010 for our Northern Ra’anana facilities.  Pursuant to this new arrangement, the North Ra’anana offices include two buildings, which occupy: (i) approximately 100,000 square feet, with an annual rent and maintenance fee of approximately $2.6 million, paid in NIS and linked to the Israeli consumer price index, and (ii) approximately 63,700 square feet, with an annual rent and maintenance fee for this facility of approximately $1.6 million, paid in NIS and linked to the Israeli consumer price index.  An additional third building is still under construction and will provide for an additional 130,000 square feet, with an annual rent and maintenance fee of approximately $3.5 million, as of November 2012.  The lease for these three buildings in our Northern Ra’anana facilities will expire in December 2022 and will fully replace the Ra’anana Central Offices as of January 2013.

We have leased various other offices and facilities in several other countries.  Our material leased facilities consist of the following:

•	Our North American headquarters in Rutherford, New Jersey, which occupy approximately 36,700 square feet. We also have additional offices in New York, which occupy 48,000 square feet;

•	Our office in Denver, Colorado, which occupies approximately 27,063 square feet;

•	Our office in Richardson, Texas, which occupies approximately 37,564 square feet;

•	Our office in Southampton, U.K., which occupies approximately 23,428 square feet. We also have additional offices in the U.K. which occupy approximately 8,252 square feet;

•	Our office in the Netherlands, which occupies approximately 32,290 square feet; and

•	Our office in Hong Kong, which occupies approximately 9,506 square feet.

We believe that our existing facilities are adequate to meet our current and foreseeable needs.

Item 4A.	Unresolved Staff Comments.

None.

Item 5.	Operating and Financial Review and Prospects.

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

Overview

       We are a worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time.  Across our businesses, our solutions capture unstructured data from various customer touch points, financial transaction channels and security related sensors. Through cross-channel analytics capabilities, the intent that underlies the data is revealed and insights are delivered to the organization. Our real-time impact solutions drive personalized response to these insights during the interaction, transaction or event, taking into account the specific context. NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security.

NICE’s offerings for the enterprise, financial crime and security sectors serve three main needs: improving business performance, decreasing financial risk, and enhancing safety and security.  NICE solutions capture interactions, transactions and data from multiple sources, systems and sensors, including telephones, emails, video, radio, geo-location, web and more.  They provide valuable insight about the business or security situation by applying real-time, cross-channel analytics to realize the intent of customers, and criminals such as terrorists or fraudsters, to enable proactive response for real-time impact.

We serve organizations in the enterprise, financial crime and security sectors representing a variety of sizes and industries.  Our enterprise customers span a variety of industries, such as financial services, telecommunications, healthcare, outsourcers, retail, media, travel, service providers, utilities and others.  Our financial crime solutions primarily serve financial services organizations.  Our security solutions are tailored to protect city centers, transportation systems, critical infrastructure, enterprise campuses and more.

Our products are sold primarily through a global network of distributors, system integrators and strategic partners; a portion of product sales and most services are sold directly to end-users.  One distributor accounted for approximately 13% of revenues in 2008 and less than 10% of revenues in 2009 and 2010.

Recent Acquisitions

The following acquisitions were accounted for by the acquisition method of accounting, and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values.  The results of operations related to each acquisition are included in our consolidated statement of income from the date of acquisition.

On March 4, 2011, we completed the acquisition of CyberTech International (“CyberTech”), a global provider of compliance recording solutions and value-added applications. We acquired CyberTech for total cash consideration of approximately $60 million. The addition of CyberTech solutions to the NICE portfolio will broaden our offering for financial institutions, strengthen our commitment to the small and medium size business sector, and add to our public safety solutions. It will also enhance our positioning in EMEA and provide a product set that meets the needs of emerging markets, by offering a solution that accommodates large scale implementations with entry-level requirements.

On July 15, 2010, we completed the acquisition of e-Glue Software Technologies, Inc. ("e-Glue"), a leading provider of real-time decisioning and guidance solutions.  The acquisition was for total consideration of approximately $26 million in cash and up to $6 million based on a performance earn-out.  We believe that our customers will benefit from the strategic expansion of our enterprise contact center and back office offering, enhancing and further impacting compliance adherence, operational efficiency, customer experience and sales and marketing effectiveness, enabling our organization to become more customer-centric.

On May 25, 2010, we completed the acquisition of Lamda Communication Networks Ltd., a provider of satellite communications interception technology based in Israel.  The acquisition was for total consideration of approximately $5 million in cash and up to $3 million based on a performance earn-out.  Lamda's unique technology addresses the growing demand for satellite communication interception capabilities and enables law enforcement, internal security and intelligence agencies to fight crime and terror more effectively.  The addition of Lamda`s satellite communication interception technology will enhance our existing capabilities and complement the current offering of advanced applications such as monitoring, traffic analysis and voice analytics.

On January 11, 2010, we completed the acquisition of certain assets and liabilities of Orsus Solutions Limited and certain subsidiaries of Orsus (collectively, “Orsus”), a leading provider of Security Management Solutions.  The acquisition was for total consideration of approximately $21 million in cash.  Orsus' flagship solution, Situator, provides a framework for fusing data silos from disparate security and safety systems as well as multiple command and control centers, into a single, holistic operational view and automating security procedures.

On August 31, 2009, we completed the acquisition of the voting securities of certain subsidiaries of Fortent, Inc. (“Fortent”), a leading provider of analytics based Anti-Money Laundering and financial crime prevention software solutions for the financial services industry.  Fortent became part of our Actimize business, with the Fortent team becoming an integral part of the Actimize team.  The acquisition was for total consideration of approximately $73 million in cash.  Fortent is known for its anti-money laundering deployments and expertise within the world's tier-one financial institutions and for its advanced statistical profiling analytics technology.

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

On April 8, 2008, we acquired certain assets, shares and business from Quality Plus Group Ltd., a U.K.-based value-added distributor of NICE’s contact center solutions, and its affiliates (“QPC”), for approximately $12.6 million in cash.  The business acquired includes the sale, distribution, service, support, maintenance and development of workforce management solutions and associated services as conducted by QPC in the U.K., Sweden and Australia.

Off-Balance Sheet Transactions

We have not engaged in nor been a party to any off-balance sheet transactions, as defined in Item 5 of Form 20-F.

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Management believes that the significant accounting policies which affect its more significant judgments and estimates used in the preparation of the Consolidated Financial Statements and those that are the most critical to aid in fully understanding and evaluating our reported results include the following:

•	Revenue recognition

•	Allowance for doubtful accounts

•	Impairment of long-lived assets

•	Taxes on income

•	Contingencies

•	Business combination

•	Stock-based compensation

•	Valuation of investment in marketable securities

Revenue Recognition.  We derive our revenues primarily from two sources: product revenues, which include hardware and software sales; and service revenues, which include support and maintenance, installation, project management, customization, consulting and training revenue.  Revenue related to sales of our products is generally recognized when persuasive evidence of an agreement exists, the product has been delivered and title and risk of loss have passed to the buyer, the sales price is fixed or determinable, and collectability is probable.  Sales agreements with specific acceptance terms are not recognized as revenue until either the customer has confirmed that the product or service has been accepted or as the acceptance provision has lapsed.

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

 Our policy for establishing VSOE of fair value of maintenance services is based on the price charged when the maintenance is renewed separately. Our policy for the establishment of VSOE of fair value for installation, project management, customization, consulting and training is through an analysis of stand-alone sales of those services.  The price charges in the separate sales are consistent with the prices charges when the same elements are included in multiple element arrangements.

Revenues from fixed price contracts that require significant customization, integration and installation are recognized using the percentage-of-completion method of accounting based on the ratio of costs related to contract performance incurred to date to the total estimated amount of such costs.  The amount of revenue recognized is based on the total license fees under the agreement and the percentage of completion achieved.  Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contact.  The revenues from such arrangements are allocated between product and services revenues to reflect the portion of each revenue source separately.  Revenues allocated to services are based on the VSOE of fair value of the services in the arrangement and revenues allocated to product are the residual amount.

To assess the probability of collection for revenue recognition, we have an established credit policy that determines the credit limit that reflects an amount that is deemed probably collectible for each customer.  These credit limits are reviewed and revised periodically on the basis of new customer financial statement information and payment performance.

We record a provision for estimated sales returns in accordance with ASC 605, "Revenue Recognition" in the same period as the related revenues are recorded.  We base these estimates on the historical sales returns ratio and other known factors.  Actual returns could be different from our estimates and current provisions for sales returns may need to be adjusted.

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

ASC 350 "Intangible – Goodwill and Other", requires that goodwill be tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.  These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition or sale or disposition of a significant portion of a reporting unit.  Until January 1, 2010 we operated in three geographical segments (Americas, EMEA and APAC) and an additional operating segment – Actimize, all of which comprised our reporting units.  Commencing January 1, 2010 we operate in three operation-based segments: Enterprise Interaction Solutions sector ("EIS"), Public Safety and Security sector ("PS") and Risk and Financial Crime Solutions sector (previously Actimize) - and these segments comprise our reporting units.  Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit.  The goodwill impairment test is a two-step test.  Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill).  If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement).  Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting units’ goodwill over the implied fair value of that goodwill.  If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.  The fair value of each reporting unit is estimated using a discounted cash flow methodology.  This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our reporting units, the period over which cash flows will occur and determination of our weighted average cost of capital.  Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.  We allocate goodwill to reporting units based on the reporting unit’s expected benefit from the acquisition.  As of January 1, 2010, we reassigned goodwill to the new reporting units in accordance with ASC 350-20-35-45, based on their relative fair values.

We are required to assess the impairment of long-lived assets, tangible and intangible, other than goodwill, under ASC 360 "Property, Plant, and Equipment", when events or changes in circumstances indicate that the carrying value may not be recoverable.  Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period.

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

Business Combination.  We apply the provisions of ASC 805 "Business Combination", accordingly we are required to allocate the purchase price of acquired companies to the tangible and intangible assets acquired, liabilities assumed, as well as in-process research and development based on their estimated fair values.  In allocating the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, we developed the required assumptions underlying the valuation work.  Critical estimates in valuing certain of the intangible assets include but are not limited to: future expected cash flows from customer contracts, customer lists, distribution agreements and acquired developed technologies; expected costs to develop the in-process research and development into commercially viable products and estimating cash flows from the projects when completed; the acquired company’s brand awareness and market position, as well as assumptions about the period of time the brand will continue to be used in the combined company’s product portfolio; and discount rates.  Management’s estimates of fair value are based upon assumptions believed to be reasonable, utilizing a market participant approach, but which are inherently uncertain and unpredictable.  Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur.  We were assisted by a third party appraiser in applying the required economic models (such as income approach and cost approach), in order to estimate the fair value of assets acquired and liabilities assumed in the business combination.

Stock-based Compensation.  We account for stock-based compensation in accordance with the provisions of ASC 718 "Compensation - Stock Compensation".  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award.  We estimate the fair value of stock options granted using the Black-Scholes-Merton option-pricing model and values restricted stock based on the market value of the underlying shares at the date of grant.  We recognize compensation costs using the graded vesting attribution method that results in an accelerated recognition of compensation costs.

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

We apply the provisions of ASC 820, "Fair Value Measurements and Disclosures".  ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.  As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, as set forth below, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

•
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

•	Level 2 – Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•	Level 3 – Valuations based on unobservable inputs which are supported by little or no market activity and significant to the overall fair value measurement.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Our marketable securities trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency and accordingly are categorized as Level 2.

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

Results of Operations

The following table sets forth our selected consolidated statements of income for the years ended December 31, 2008, 2009 and 2010 expressed as a percentage of total revenues. Totals may not add up due to rounding.

	2008	2009	2010
Revenues
Products	56.3%	48.3%	47.2%
Services	43.7	51.7	52.8
	100.0	100.0	100.0
Cost of revenues
Products*	27.3	31.2	32.9
Services*	52.4	49.5	44.5
	38.3	40.7	39.0

Gross Profit	61.7	59.3	61.0

Operating expenses
Research and development, net	12.6	13.3	14.1
Selling and marketing	23.7	24.3	25.9
General and administrative	15.5	12.5	11.1
Amortization of acquired Intangibles	2.3	2.7	2.8
Settlement and related expenses	1.6	-	-
Total operating expenses	55.7	52.8	53.9

Operating income	6.0	6.5	7.1
Financial income, net	1.8	1.3	1.3
Other income, net	-	-	-

Income before taxes	7.8	7.8	8.4
Taxes on income	1.5	0.5	1.3

Net income	6.3	7.3	7.1
_______________________
(*) Respective revenues

Comparison of Years Ended December 31, 2009 and 2010

Revenues

Our total revenues increased by approximately 18.2% to $689.5 million in 2010 from $583.1 million in 2009.  Revenues from sales of enterprise interactions solutions were $404.0 million in 2010, an increase of 11.1% from 2009, revenues from sales to the public safety and security sector were $166.0 million in 2010, an increase of 12.3% from 2009, and revenues from sales of risk and financial crime solutions were $119.5 million in 2010, an increase of 66.7% from 2009.  The increase in revenues from the enterprise interactions solutions is mainly attributed to organic growth driven by increasing transaction volume and complexity, data center consolidation, financial industry consolidation and accelerated demand for analytics based applications.  Approximately 60% of the growth in risk management solutions revenue is attributable to organic growth driven by increasing regulation and the need for compliance, increasing fraud attemps and a clear shift from in-house to best-of-breed shelf solutions, and approximately 40% of the growth in risk management solutions revenue is attributable to the inclusion of full year results of Fortent compared with four months results included in 2009.  Approximately 80% of the growth in revenue from the public safety and security sector is attributable to organic growth as a result of our focus on strengthening our distinctive solutions.  The remaining 21% of the growth is attributed to the inclusion of Orsus results for the first time in 2010.

	Years Ended December 31, (U.S. dollars in millions)
	2009	2010	Dollar Change	Percentage Change

Product Revenues	$281.8	$325.5	$43.7	15.5%
Service Revenues	301.3	364.0	62.7	20.8
Total Revenues	$583.1	$689.5	$106.4	18.2%

Approximately 92% of the increase in product revenues is due to organic growth driven by increased demand for our risk management solutions and public safety solutions, a growth in average transaction size, and substaintial upgrades of systems.  The remaining 8% is attributed to the inclusion of Orsus and e-Glue results for the first time in 2010.  Approximately 64% of the increase in product revenue is attributable to an increase in product sales in the Americas, 27% of the increase in product revenue is attributable to an increase in product sales in EMEA and 9% of the increase in product revenue is attributable to an increase in product sales in APAC.

The increase in service revenues is due to an increase in maintenance revenue resulting from an increase in the installation base from previous years’ sales and the increase in professional services is mainly attributed to an increase in sales of risk management services.  Our service revenues represented approximately 52.8% of total revenues, as compared to approximately 51.7% in 2009.

Revenue by Region

	Years Ended December 31, (U.S. dollars in millions)
	2009	2010	Dollar Change	Percentage Change

United States, Canada and Central and South America (“Americas”)	$365.8	$429.9	$64.1	17.5%
Europe, the Middle East and Africa (“EMEA”)	150.4	182.8	32.4	21.5
Asia-Pacific (“APAC”)	66.9	76.8	9.9	14.8
Total Revenues	$583.1	$689.5	$106.4	18.2%

The Americas revenues increased by 17.5%, approximately 44% of which is attributable to organic growth in the enterprise interactions solutions, approximately 30% is attributable to organic growth in risk management solutions revenues, approximately 10% of the increase is attributable to the inclusion of Fortent results for a full year and the remaining 16% increase is due to organic growth and revenues from acquisitions in the public safety and security sector.

The EMEA revenue increased by 21.5%, approximately 35% is attributable mainly to the inclusion of Fortent results for a full year, approximately 30% is attributable to organic growth in the enterprise interactions solutions, approximately 24% is attributable to organic growth in risk management solutions and approximately 11% is attributable to organic growth and revenues from acquisitions in the public safety and security sector.

The APAC revenue increased by 14.8%, approximately 43% of which is attributable to organic growth in the public safety and security sector, approximately 27% is attributable to organic growth in the enterprise interactions solutions, approximately 18% is attributable mainly to the inclusion of Fortent results for a full year, and approximately 12% is attributable to organic growth in risk management solutions.

Cost of Revenues

	Years Ended December 31, (U.S. dollars in millions)
	2009	2010	Dollar Change	Percentage Change

Cost of Product Revenues	$88.0	$107.2	$19.2	21.8%
Cost of Service Revenues	149.2	161.9	12.7	8.5
Total Cost of Revenues	$237.2	$269.1	$31.9	13.4%

Cost of product revenues increased on a dollar basis and as a percentage of product revenues.  The increase on a dollar basis is mostly a result of increase in product revenue and higher amortization of intangible assets in a total amount of $24.6 million in 2010 compared to $18.5 million in 2009, which is a result of the acquisitions of Orsus, Lamda, e-Glue and the inclusion of Fortent and Hexagon for a full year.  The increase as a percentage of product revenues is mainly due to higher amortization of intangible assets.  Cost of service revenues increased on a dollar basis due to additional investment to support the increase in the business, while decreasing as a percentage of service revenues.  The decrease in the percentage of cost of service from service revenues is attributed to better utilization of headcount and change in service revenue mix.

Gross Profit

	Years Ended December 31, (U.S. dollars in millions)
	2009	2010	Dollar Change	Percentage Change

Gross Profit on Product Revenues	$193.8	$218.3	$24.5	12.6%
as a percentage of product revenues	68.8%	67.1%
Gross Profit on Service Revenue	152.1	202.1	50.0	32.9
as a percentage of service revenues	50.5%	55.5%
Total Gross Profit	$345.9	$420.4	$74.5	21.5%
as a percentage of total revenues	59.3%	61.0%

The decrease in gross profit margin on product revenues is mainly attributable to the increase in amortization of intangible assets.  The improvement in gross profit margin on service revenues is mainly attributed to the improvement in headcount utilization and change in service revenue mix.

Operating Expenses

	Years Ended December 31, (U.S. dollars in millions)
	2009	2010	Dollar Change	Percentage Change

Research and development, net	$77.4	$97.1	$19.7	25.5%
Selling and marketing	141.5	178.4	36.9	26.1
General and administrative	72.8	76.3	3.5	4.8
Amortization of acquired intangible assets	16.0	19.5	3.5	21.9

Research and Development, Net.  Research and development expenses, before capitalization of software development costs and government grants, increased to $102.2 million in 2010, as compared to $82.4 million in 2009 and represented 14.8% and 14.1% of revenues in 2010 and 2009, respectively.  Approximately 66% of the increase in research and development, net is attributed to an increase in cost of wages partially due to an increase in headcount following the Orsus and e-Glue acquisitions.

Capitalized software development costs remained at the same level of $1.3 million in 2010, as compared to 2009.  Amortization of capitalized software development costs included in cost of product revenues were $1.2 million and $0.9 million in 2010 and 2009, respectively.

Selling and Marketing Expenses.  Selling and marketing expenses increased to $178.4 million in 2010, as compared to $141.5 million in 2009, and represented 25.9% of total revenues in 2010, as compared to 24.3% in 2009.  Approximately 84% of the increase in selling and marketing expense is attributed to an increase in cost of wages and sales incentives resulting from high performance in our business and the inclusion of Orsus and e-Glue. The remainder of the increase is mainly due to an increase in travel and exhibitions expenses

General and Administrative Expenses.  General and administrative expenses increased to $76.3 million in 2010, as compared to $72.8 million in 2009, and represented 11.1% of total revenues in 2010, as compared to 12.5% in 2009.  The increase in general and administrative expense is due mainly to an increase in cost of wages and an increase in rent and utilities costs.  The increase is partially offset by a reduction in doubtful accounts expenses.

Amortization of acquired intangible assets.  Amortization of acquired intangibles included in the operating expenses represent 2.8% and 2.7% of our 2010 and 2009 revenues, respectively.  Approximately 69% of the increase in amortization of acquired intangible assets is attributable to amortization of intangible assets related to the acquisition of Fortent and Syfact for the entire year of 2010.  The remainder is mainly due to amortization of intangible assets related to the acquisitions of Orsus and e-Glue.

Financial and Other Income

	Years Ended December 31, (U.S. dollars in millions)
	2009	2010	Dollar Change	Percentage Change

Financial income, net	$7.7	$9.1	$1.4	18.2%
Other expenses, net	(0.1)	(0.1)	-	-

Financial Income, Net.  The increase in financial income, net is attributable mainly to the increase in cash and cash equivalents and marketable securities balance in 2010 as compared to 2009.

Taxes on Income.  In 2010 taxes on income amounted to $9.3 million, as compared to $3.0 million in 2009.  Our effective tax rate amounted to 16.1% in 2010 compared with 6.6% in 2009.  We experienced a relatively low effective tax rate in 2009 mainly due to the release of prior period provisions arising as a result of the unadjusted expiration of the statute of limitations for certain historic tax returns filed as well as the effects of a final settlement with a certain tax authority years prior to 2009. Our effective tax rate during 2010 returned to more normalized levels reflecting the geographical mix of where our profits are earned and the applicable tax rates thereon.

The decline of the corporate tax rate in Israel from 26% in 2009 to 25% in 2010 had a minor impact on our effective tax rate.  This is because the majority of our income earned in Israel benefits from the reduced tax rates applicable to us as a result of our Approved and Privileged Enterprise programs.

Further information with regard to our Approved and Privileged Enterprise programs can be found in Item 3, “Risk Factors” under the caption “Our results may be affected by the availability of government grants and tax benefits. Our participation in these programs restricts our ability to freely transfer manufacturing rights and technology out of Israel” and in Note 13 of our Consolidated Financial Statements under the caption “Taxes on Income.”

Subject to unpredictable effects of any future settlements with tax authorities, unadjusted expiration of the statute of limitations, future changes in law or accepted practice and effects of potential mergers and acquisitions, we expect our effective tax rate (which includes effects of FIN No. 48 which has been incorporated into ASC 740) to be approximately 18% in the coming years.

Net Income.  Net income was $48.7 million in 2010, as compared to $42.8 million in 2009.  The increase in 2010 resulted primarily from the increase in revenues and an increase in gross margin.

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

	Years Ended December 31, (U.S. dollars in millions)
	2008	2009	Dollar Change	Percentage Change

Product Revenues	$351.7	$281.8	$(69.9)	(19.9)%
Service Revenues	272.5	301.3	28.8	10.6
Total Revenues	$624.2	$583.1	$(41.1)	(6.6)%

The decrease in product revenues is due to the macro-economic environment in 2009.  Approximately 54% of the decline in product revenue is attributable to a decrease in sales in EMEA, 34% of the decline in product revenue is attributable to a decrease in sales in APAC and 12% of the decline in product revenue is attributable to a decrease in product revenue in Americas.

The increase in service revenues is due to an increase in maintenance revenue resulting from an increase in the installation base from previous years’ sales.  Our service revenues represented approximately 52% of total revenues, as compared to approximately 44% in 2008.

Revenue by regions

	Years Ended December 31, (U.S. dollars in millions)
	2008	2009	Dollar Change	Percentage Change

United States, Canada and Central and South America (“Americas”)	$347.4	$365.8	$18.4	5.3%
Europe, the Middle East and Africa (“EMEA”)	188.5	150.4	(38.1)	(20.2)
Sales to Asia-Pacific (“APAC”)	88.3	66.9	(21.4)	(24.2)
Total Revenues	$624.2	$583.1	$(41.1)	(6.6)%

  The Americas revenues increased by 5.3%, approximately 22% is attributable to organic growth in risk management solutions revenues, approximately 15% of the increase is attributable to the inclusion of Fortent results for the first time in 2009 (starting September 1, 2009) and the remaining increase is mainly due to higher post-contractual services and maintenance revenue.  The decrease in EMEA and APAC revenue is attributable to the macro economic environment.

Cost of Revenues

	Years Ended December 31, (U.S. dollars in millions)
	2008	2009	Dollar Change	Percentage Change

Cost of Product Revenues	$95.9	$88.0	$(7.9)	(8.2)%
Cost of Service Revenues	142.9	149.2	6.3	4.4
Total Cost of Revenues	$238.8	$237.2	$(1.6)	(0.6)%

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

Gross Profit

	Years Ended December 31, (U.S. dollars in millions)
	2008	2009	Dollar Change	Percentage Change

Gross Profit on Product Revenues	$255.8	$193.8	$(62.0)	(24.2)%
as a percentage of product revenues	72.7%	68.8%
Gross Profit on Service Revenue	129.6	152.1	22.5	17.4
as a percentage of service revenues	47.6%	50.5%
Total Gross Profit	$385.4	$345.9	$(39.5)	(10.2)%
as a percentage of total revenues	61.7%	59.3%

The decrease in gross profit margin on product revenues is mainly attributable to a decrease in volume and change in the mix as aforementioned.  The improvement in gross profit margin on service revenues is mainly attributed to the change in service revenue mix as aforementioned.

Operating Expenses

	Years Ended December 31, (U.S. dollars in millions)
	2008	2009	Dollar Change	Percentage Change

Research and development, net	$78.4	$77.4	$(1.0)	(1.3)%
Selling and marketing	147.9	141.5	(6.4)	(4.3)
General and administrative	97.4	72.8	(24.6)	(25.2)
Amortization of acquired intangible assets	14.5	16.0	1.5	10.3
Settlement and related expenses	9.9	-	(9.9)	(100)

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

Selling and Marketing Expenses.  Selling and marketing expenses decreased to $141.5 million in 2009, as compared to $147.9 million in 2008, and represented 24.3% of total revenues in 2009, as compared to 23.7% in 2008.  The decline in selling and marketing expense is due mainly to a decrease in (i) sales incentives, which accounts for approximately 25% of the decline, (ii) travel expenses which accounts for approximately 41% of the decline, and (iii) participation in exhibitions which accounts for approximately 29% of the decline.

General and Administrative Expenses.  General and administrative expenses decreased to $72.8 million in 2009, as compared to $97.4 million in 2008, and represented 12.5% of total revenues in 2009, as compared to 15.5% in 2008.  The decline in general and administrative expense is due mainly to a decrease in legal fees, which accounts for approximately 40% of the decline, and doubtful accounts expenses, which account for approximately 28% of the decline, and the remainder is mainly explained due to a decline in cost of wages as a result of certain cost control measurements.

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

Liquidity and Capital Resources

In recent years, the cash generated from our operating activities has financed our operations.  Generally, we invest our excess cash in highly liquid investment grade securities.  At December 31, 2010, we had $663.2 million of cash and cash equivalents and short-term and long-term investments, as compared to $548.5 million at December 31, 2009 and $501.4 million at December 31, 2008.

Cash provided by operating activities was $145.0 million, $119.7 million and $135.7 million in 2010, 2009 and 2008, respectively.  Net cash from operations in 2010 consisted primarily of net income of $48.7 million and adjustments for non-cash activities including depreciation and amortization of $57.1 million, an increase in accrued expenses and other liabilities of $25.9 million, stock-based compensation of $21.1 million, and a decrease in trade receivables of $6.3 million which were partially offset by a decrease in trade payables of $7.1 and deferred tax of $4.9 million.  Net cash from operations in 2009 consisted primarily of net income of $42.8 million and adjustments for non-cash activities including depreciation and amortization of $47.2 million, stock-based compensation of $18.2 million, a decrease in trade receivables of $8.9 million, and an increase in accrued expenses and other liabilities of $12.0 million, which were partially offset by deferred tax of $7.0 million.  Net cash from operations in 2008 consisted primarily of net income of $39.1 million and adjustments for non-cash activities including depreciation and amortization of $42.7 million, stock-based compensation of $25.3 million, an increase in accrued expenses and other liabilities of $28.1 million, and loss on marketable securities sold or impaired of $4.9 million, which were partially offset by deferred tax of $5.6 million.

Net cash used in investing activities from continuing operations was $276.7 million, $71.3 million and $120.9 million in 2010, 2009 and 2008, respectively.  In 2010, net cash used in investing activities consisted primarily of net investment in marketable securities of $251.4 million, payment for the acquisitions of e-Glue, Orsus and other acquisitions of $25.5 million, $21.5 million and $5 million, respectively, and purchase of property and equipment of $11.7 million, which were partially offset by proceeds from short-term bank deposits of $40.0 million.  In 2009, net cash used in investing activities consisted primarily of payment for the acquisitions of Fortent and other acquisitions of $84.9 million and purchase of property and equipment of $8.9 million, which were partially offset by net proceeds from short-term bank deposits of $24.5 million.  In 2008, net cash used in investing activities consisted primarily of net investment in marketable securities of $54.5 million, net investment in short-term bank deposits of $25.4 million, purchase of property and equipment of $15.5 million and payment for the acquisitions of QPC and AVT of $12.6 million and $6.2 million, respectively.

Net cash provided by financing activities was $26.0 million, $20.9 million and $15.9 million in 2010, 2009 and 2008, respectively.  In 2010, net cash provided from financing activities consisted primarily of proceeds from the issuance of shares upon exercise of options and purchase of shares under employee share purchase plans.  In 2009, net cash provided from financing activities consisted primarily of proceeds from the issuance of shares upon exercise of options and purchase of shares under employee share purchase plans of $19.9 million. In 2008, net cash provided from financing activities consisted primarily of proceeds from the issuance of shares upon exercise of options and purchase of shares under employee share purchase plans of $15.3 million.  As of December 31, 2010, we had non-binding arrangements, for the rendering of credit lines from banks against our portfolio with those banks.

We believe that based on our current operating forecast, the combination of existing working capital and expected cash flows from operations will be sufficient to finance our ongoing operations for the next twelve months.

Research and Development

For information on our research and development policies, please see Item 4, “Information on the Company” in this annual report.

Trend Information

Our development efforts are aimed at addressing several industry trends.  In the enterprise sector, these include the evolution of contact centers into strategic customer interaction hubs, an increased focus on improving customer experience across the enterprise, a growing need for the standardization of customer service across various communication channels, contact centers seeking to impact customer interactions in real time, enterprises expanding their operational efficiency activities beyond the contact center, and heightened and more complex regulatory and compliance requirements and the need for dispute resolution. Our development efforts also include enterprise-wide risk and compliance technology consolidation, an increase in consolidation of AML and fraud into combined financial crime programs, and an increase in real-time fraud and financial crime threats.

In the security sector there is an increase in challenges for public safety, homeland security and intelligence agencies, emerging needs for holistic situational awareness and event management in the security market, an increased focus on physical corporate security, and increased urbanization that raises rates of crime and risks of terror attacks.

Our development efforts are also influenced by technology trends, such as the evolution of real-time speech analytics and the proliferation of alternate communication channels to voice, such as chat, email, and social media.

We believe that enhancing operational efficiency is also important to our customers, who continuously seek solutions that would help them reduce costs while maintaining or even improving customer service.  In addition, our customers seek solutions that can improve their customer experience across the various channels of interaction and can assist in cross- and up-selling into their existing customer base.

Thus, we are seeing growing demand to streamline operational efficiency by deploying a more comprehensive set of our solutions, in addition to recording.  These include quality management, analytics, workforce management, performance management, customer feedback, etc.  Our software applications enable our customers to capture, store, retrieve and analyze unstructured data (multimedia interactions) and combine them with data from other systems to uncover customer intent, deliver strategic business and customer insights, and make a significant and positive impact on the interaction and the business.

Governments, municipalities, security authorities and corporations around the world are investing in the protection of people and assets.  As a result, there is a growing demand for more comprehensive and integrated solutions to provide better safety and security to citizens.  These large projects include installation and implementation of wide-scale security solutions, which better synchronize and correlate multi-sensor data sources in order to detect, prevent and resolve crime and terror in real time and investigate quickly in order to prosecute the persons involved.  Our solutions offer an integrated multi-sensor capture and management solution that combines radio, telephony, IP data, GIS, and video.  We also expect video content analysis applications to become increasingly important to city center protection, as well as various homeland security applications, mass transportation systems, campus perimeter security, and critical facilities, to enable proactive security management.

For more information on trends in our industry, please see Item 4, “Information on the Company—Business Overview—Industry Background and Trends.”

For more information on uncertainties, demands, commitments or events that are reasonably likely to have a material effect on revenue, please see Item 3, “Key Information—Risk Factors.”

Contractual Obligations

Set forth below are our contractual obligations and other commercial commitments over the medium term as of December 31, 2010 (in thousands of U.S. dollars).

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3-5 years	More than 5 years
Operating Leases	117,857	15,953	22,650	20,178	59,076
Unconditional Purchase Obligations	2,643	2,643
Severance Pay*	24,776
Total Contractual Cash Obligations	145,276	18,596	22,650	20,178	59,076
Uncertain Income Tax Positions **	36,029

*	Severance pay relates to accrued obligations to employees as required under applicable labor laws. These obligations are payable only upon termination, retirement or death of the respective employees.
**
Uncertain income tax positions under ASC 740 are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement.  See Note 13(h) of our Consolidated Financial Statements for further information regarding our liability under ASC 740.

		Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1- 3 years	3-5 years	More than 5 years
Guarantees – continuing operations	37,572	8,233	983	264	28,092

Qualitative and Quantitative Disclosure About Market Risk

For information on the market risks relating to our operations, please see Item 11, “Quantitative and Qualitative Disclosures about Market Risk” in this annual report.

Adoption of New Accounting Standards

In January 2010, the FASB issued ASU 2010-06, updating the "Fair Value Measurements Disclosures" codified in ASC 820. This update requires (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and require disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. As applicable to us, this update became effective in these annual financial statements. The adoption of the new guidance did not have a material impact on our consolidated financial statements.

In February 2010, the FASB issued amendments to certain recognition and disclosure requirements of Subsequent Events codified in ASC 855, "Subsequent Events". This update removes the requirement to disclose the date through which subsequent events were evaluated in both originally issued and reissued financial statements for "SEC Filers." The adoption of the new guidance did not have a material impact on our consolidated financial statements.

Recently Issued Accounting Pronouncements

In October 2009, the FASB issued an update to ASC 605-25, "Revenue Recognition - Multiple-Element Arrangements", that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to: (i) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated;  (ii) require an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have VSOE of selling price  or third-party evidence of selling price; (iii) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (iv) require expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance. The update is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, or retrospectively, for all periods presented. Adoption is mandatory beginning January 1, 2011. We do not expect the adoption of this update to have a material effect on our consolidated financial statements.

In October 2009, the FASB issued an update to ASC 985-605, "Software-Revenue Recognition". In accordance with the update to the ASC, tangible products containing software components and non-software components that function together to deliver the tangible product's essential functionality are excluded from the scope of the software revenue recognition guidance. In addition, hardware components of a tangible product containing software component are always excluded from the software revenue guidance. The update is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, or retrospectively, for all periods presented. We do not expect the adoption of this update to have a material effect on our consolidated financial statements.

In December 2010, the EITF issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations codified in ASC 805, "Business Combinations". This ASU responds to diversity in practice about the interpretation of the pro forma disclosure requirements for business combinations. When a public entity’s business combinations are material on an individual or aggregate basis, the notes to its financial statements must provide pro forma revenue and earnings of the combined entity as if the acquisition date(s) had occurred as of the beginning of the annual reporting period. The ASU clarifies that if comparative financial statements are presented, the pro forma disclosures for both periods presented (the year in which the acquisition occurred and the prior year) should be reported as if the acquisition had occurred as of the beginning of the comparable prior annual reporting period only and not as if it had occurred at the beginning of the current annual reporting period. The ASU also expands the supplemental pro forma disclosure requirements to include a description of the nature and amount of any material non-recurring adjustments that are directly attributable to the business combination. The guidance in the ASU is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, and should be applied prospectively. We believe that the adoption could have an impact on our pro forma information in future periods; however, the impact would depend on the nature, terms and magnitude of acquisitions we consummate in the future.

Item 6.	Directors, Senior Management and Employees.

Directors and Senior Management

The following table sets forth, as of March 8, 2011, the name, age and position of each of our directors and executive officers:

Name	Age	Position
Ron Gutler(1)(2)(4)	53	Chairman of the Board of Directors
Joseph Atsmon(1)(3)(4)	63	Vice-Chairman of the Board of Directors
Rimon Ben-Shaoul(2)	66	Director
Yoseph Dauber(2)(3)	74	Director
Dan Falk(1)(2)(3)(4)(5)	66	Director
John Hughes(2)	59	Director
Yocheved Dvir(1)(3)(4)(5)	58	Director
David Kostman	46	Director
Zeev Bregman	49	President and Chief Executive Officer
Udi Ziv	44	Chief Product Officer and President of Enterprise Group

Name	Age	Position
Israel Livnat	60	President, Security Group
Amir Orad	35	President and Chief Executive Officer, NICE-Actimize
Dafna Gruber	46	Corporate Vice President and Chief Financial Officer
Yechiam Cohen	54	Corporate Vice President, General Counsel and Corporate Secretary
Eran Porat	48	Corporate Vice President, Finance
Eran Liron	43	Corporate Vice President, Business Development
Dan Yalon	39	Chief Strategy Officer
Benny Einhorn	55	Chief Marketing Officer
Yochai Rozenblat	49	President and Chief Executive Officer, NICE Americas
Shlomi Cohen	46	President, NICE EMEA
Raghav Sahgal	48	President, NICE APAC
Sigal Gillmore	41	Corporate Vice President Human Resources
 ___________________________
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Internal Audit Committee.
(4)	Member of the Financial Statements Committee.
(5)	Outside Director. See Item 6, “Directors, Senior Management and Employees—Board Practices— Outside Directors.”

Set forth below is a biographical summary of each of the above-named directors and executive officers of NICE.  Each of our directors qualifies as an independent director under applicable NASDAQ rules.

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

Rimon Ben-Shaoul has served as one of our directors since September 2001.  Since 2001, Mr. Ben-Shaoul has served as Co-Chairman, President, and Chief Executive Officer of Koonras Technologies Ltd., a technology investment company controlled by LEADER Ltd., an Israeli holding company.  Mr. Ben-Shaoul also served as a director of BVR Systems Ltd. and serves as a director of MIND C.T.I. Ltd. and several private companies.  In addition, he is the President and Chief Executive Officer of Polar Communications Ltd., which manages media and communications investments.  Between 1997 and 2001, Mr. Ben-Shaoul was the President and Chief Executive Officer of Clal Industries and Investments Ltd., one of the largest holding companies in Israel with substantial holdings in the high tech industry.  During that time, Mr. Ben-Shaoul also served as Chairman of the Board of Directors of Clal Electronics Industries Ltd., Scitex Corporation Ltd., and various other companies within the Clal Group.  Mr. Ben-Shaoul also served as a director of ECI Telecom Ltd., Fundtech Ltd., Creo Products, Inc. and Nova Measuring Instruments Ltd.  From 1985 to 1997, Mr. Ben-Shaoul was President and Chief Executive Officer of Clal Insurance Company Ltd. and a director of the company and its various subsidiaries.  Mr. Ben-Shaoul holds a Bachelor’s degree in Economics and Statistics and a Master’s degree in Business Administration, both from Tel-Aviv University.

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

Dan Falk has served as one of our statutory outside directors since 2001.  From 1999 to 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V.  From 1985 to 1999, Mr. Falk served in various positions in Orbotech Ltd., the last of which were Chief Financial Officer and Executive Vice President.  From 1973 to 1985, he served in several executive positions in the Israel Discount Bank.  Mr. Falk also serves as the Chairman of ORAD Hi-Tech Systems Ltd., and serves on the board of directors of Orbotech Ltd., Ormat Technologies Inc., Attunity Ltd., Nova Measuring Systems Ltd., Amiad Filteration Systems Ltd., Plastopil Ltd. and Oridion Medical Ltd.  Mr. Falk holds a Bachelor’s degree in Economics and Political Science and a Master’s degree in Business Administration, both from the Hebrew University, Jerusalem.

John Hughes has served as one of our directors since November 2002.  Mr. Hughes is currently the Non-Executive Chairman of Spectris plc, Telecity Group plc and Intec Telecom Systems plc, as well as Non-Executive Deputy Chairman of Parity Group plc and Non-Executive Director of Chloride Group plc.  From December 2000 to July 2004, he held senior executive positions at Thales Group, most recently as Executive Vice President and CEO of all civil activities for the Group.  From 1997 to 2000, he held various positions with Lucent Technologies, including President of its GSM/UMTS division.  From 1991 to 1997, Mr. Hughes served as Director of Convex Global Field Operations within the Hewlett Packard Company.  Prior to that, Mr. Hughes held various positions with U.K. and U.S. companies.  Mr. Hughes holds a Bachelor of Science degree in Electrical and Electronic Engineering from the University of Hertfordshire.

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

David Kostman has served as one of our directors since 2001, with the exception of a short period between June 2007 and July 2008.  Mr. Kostman is currently Chairman and Chief Executive Officer of Nanoosh LLC, a restaurant operating company, and serves on the board of directors of Retalix Ltd. and The Selling Source, LLC.  From 2006 until 2008, Mr. Kostman was a Managing Director in the investment banking division of Lehman Brothers, heading the Global Internet Group.  From April 2003 until July 2006, Mr. Kostman was Chief Operating Officer and then Chief Executive Officer of Delta Galil USA, a subsidiary of Delta Galil Industries Ltd., a NASDAQ-listed apparel manufacturer.  From 2000 until 2002, Mr. Kostman was President of the International Division and Chief Operating Officer of VerticalNet, Inc., a NASDAQ-listed internet and software company.  Mr. Kostman holds a Bachelor’s degree in Law from Tel Aviv University and a Master’s degree in Business Administration from INSEAD.

Zeev Bregman has served as our President and Chief Executive Officer since September 2009.  From 2001 to 2007, Mr. Bregman served as Chief Executive Officer of Comverse Inc.  From 1987 to 2001, he served in various research and development, sales, marketing, and management positions within Comverse, including Vice President Head of the EMEA division, Vice President and Head of the Messaging division, and Chief Operating Officer.  Mr. Bregman holds a Bachelor’s degree in Mathematics and Computer Science from Tel-Aviv University, a Master's degree in Computer Science from Tel-Aviv University and a Master's degree in Business Administration from a joint program of Kellog University and Tel Aviv University.

Udi Ziv has served as Chief Product Officer and President of the Enterprise Group since January 2009.  From 2001 until 2007, Mr. Ziv held several senior executive positions with SAP AG, a leading global enterprise software company, including General Manager of SAP’s Small Business Solutions, Managing Director of SAP Labs Israel and Vice President responsible for the research and development of the SAP Portal product.  Prior to joining SAP, Mr. Ziv was one of the original members, and the head of global research & development, of Top Tier Software, a leading enterprise portal company (acquired by SAP in 2001).  Mr. Ziv holds a Bachelor of Science degree in Computer Engineering from the Technion – Israel Institute of Technology.

Israel Livnat has served as President of the Security Group since May 2006.  Prior to joining NICE, he served since 2001 as the President and CEO of Elta Systems Ltd.  Prior to his last position as the President of Elta Systems, Mr. Livnat headed a division in Israeli Aircraft Industries Ltd., leading the development of the Arrow weapons system.  Before that he was Vice President Engineering in the same division in Israeli Aircraft Industries, and director for hardware engineering at Daisy Systems Mountain View, California, leading state-of-the-art developments in the hardware and software of large computer-embedded systems.  Mr. Livnat holds a Bachelor of Science degree in Electrical Engineering from the Technion – Israel Institute of Technology, and an Executive MBA from Stanford University.  He was awarded the prestigious Israeli Industry Prize in 2004.

Amir Orad has served as President and Chief Executive Officer of NICE-Actimize since April 2010.  From 2007 until 2010, Mr. Orad served in various positions in NICE-Actimize, including President of the Americas, Executive Vice President of Product Management and Business Development, and Chief Marketing Officer.  From 2005 until 2006, Mr. Orad was VP Marketing of RSA Security and from 1999 until 2005, he was a member of the founding team and Eexecutive Vice President of Marketing of Cyota Inc., an online security and anti-fraud company that was acquired by RSA Security.  Mr. Orad holds an MBA from Columbia University's executive program and a B.S. in Computer Science and Management from Tel Aviv University.

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

Dan Yalon has served as our Chief Strategy Officer since November 2007.  From 2003 to 2007, Mr. Yalon held several business development positions at Amdocs Ltd., the last of which was as the Head of Strategy and New Business Initiatives, where he established the company’s strategic planning and execution capabilities, translating corporate vision and strategic planning into actionable growth initiatives.  From 2000 to 2003, Mr. Yalon was a strategy consultant with U.S.-based firm Monitor Company and with Israeli firm P.O.C Management Consulting.  Mr. Yalon holds a Bachelor’s degree in Law and a Bachelor’s degree in management, both from the Hebrew University of Jerusalem.

Benny Einhorn has served as our Chief Marketing Officer since April 2010.  From 2008 to 2009, Mr. Einhorn served as the Vice President of Sales & Marketing in Modu, an innovative manufacturer of the world’s lightest modular mobile phones.  From 2001 to 2008, he was the Chief Marketing Officer and President of EMEA at Comverse Inc.  Mr. Einhorn holds an MBA degree and a Bachelor's degree in Industrial Engineering from Tel Aviv University.

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

Shlomi Cohen has served as President of NICE EMEA since April 2010.  From 2007 to 2010, Mr. Cohen served as the head of the BBA Global Sales Division of Nokia Siemens Networks (located in Germany), where he ran a worldwide operation.  Prior to that, he was the Senior Vice President Sales for the Carrier Ethernet and for the ATM switches technology in the Worldwide Fixed Networks Division of Siemens Communications.  Before joining Siemens, he acted as the senior Vice President Sales for BATM Advanced Technologies.  Mr. Cohen has a Bachelor’s of Science degree in Aeronautics Engineering from Technion – Israel Institute of Technology and a Master’s degree in Business Administration, from Bar Ilan University.

Raghav Sahgal has served as President of NICE APAC since October 2010.  From 2008 to 2010, Mr. Sahgal served as Vice President, Communications, Global Business Unit – APAC of Oracle.  Prior to that, Mr. Sahgal held various senior positions in the management, strategic planning, global field operations, sales and marketing groups at Intense Technologies Inc., Suntec  Inc.,  Comverse Technology, CSG Systems and Lucent Technologies.  Mr. Sahgal is a graduate of the Harvard Business School Executive General Management Program, has a Master's degree in Computer System Management from the University of Maryland and a Bachelor's degree in Computer Engineering from Tulane University.

Sigal Gillmore has served as Corporate Vice President Human Resources since September 2009.  From 1996 until 2009, Ms. Gillmore held several field, regional and corporate roles at Microsoft.  In her most recent role at Microsoft, Ms. Gillmore led the staffing function across all international regions (EMEA, Asia, Latin America) overseeing both Sales and R&D sites.  Ms. Gillmore holds a Masters degree in organizational behavior from Tel Aviv University.

There are no family relationships between any of the directors or executive officers named above.

Compensation

The aggregate compensation paid to or accrued on behalf of all our directors and executive officers as a group of 25 persons during 2010 consisted of approximately $8.8 million in salary, fees, bonus, commissions and directors’ fees and approximately $0.7 million in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts we expended for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

The company has a performance based bonus plan for its executive management team. The plan is based on our overall performance, the particular unit performance, individual performance and the results of the customer satisfaction survey conducted anually. The measurements can change year over year, and are a combination of financial parameters, including revenues, booking, operating income and collection. The plan is reviewed and approved by our Board of Directors annually, as is any bonus payment under the plan.

During 2010, our officers and directors received, in the aggregate, options to purchase 584,666 ordinary shares and 52,000 restricted share units under our equity based compensation plans.  The options have a weighted average price of $24.47 and will expire six years after the date of grant.  The restricted shares units are granted at par value of the ordinary shares.  For information regarding our option exchange program, see "– Share Ownership – Option Exchanges and Price Adjustment."

             Pursuant to the requirements of the Israeli Companies Law, 5759–1999, or the Israeli Companies Law, remuneration of our directors generally requires shareholder approval.  Compensation and reimbursement for outside directors (as described below) is statutorily determined pursuant to the Israeli Companies Law.  Effective as of July 29, 2008, our shareholders approved the payment to each of our directors, including outside directors, of an annual fee of NIS 90,000 (equivalent to approximately $25,359) and a meeting attendance fee of NIS 3,250 (equivalent to approximately $916), including for meetings of committees of the board of directors.  The cash amounts set forth above are subject to adjustment for changes in the Israeli consumer price index after December 2007.

On June 29, 2010, at our 2010 annual general meeting of shareholders, our shareholders approved the increase of the Chairman of the Board’s special annual cash fee from NIS 180,000 (equivalent to approximately $50,719) to NIS 390,000 (equivalent to approximately $109,890).  The special annual fee is subject to adjustment for changes in the Israeli consumer price index after June 2010.

Board Practices

Corporate Governance Practices

We are incorporated in Israel and therefore are subject to various corporate governance practices under the Israeli Companies Law, relating to such matters as outside directors, the internal audit committee, the financial statements committee, the internal auditor and approvals of interested party transactions.  These matters are in addition to the ongoing listing conditions of the NASDAQ and other relevant provisions of U.S. securities laws.  Under applicable NASDAQ rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of comparable NASDAQ requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members.  For further information see “Item 16G – Corporate Governance.”

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

The board may, subject to the provisions of the Israeli Companies Law, appoint a committee of the board and delegate to such committee all or any of the powers of the board, as it deems appropriate.  Notwithstanding the foregoing, the board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees.  The board has appointed an internal audit committee under the Israeli Companies Law that has four members, a financial statements committee under the Israeli Companies Law that has four members, an audit committee that has four members, a compensation committee that has five members and a nominations committee that has two members.  We do not have, nor do our subsidiaries have, any directors’ service contracts granting to the directors any benefits upon termination of their employment.

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

To qualify as an outside director, an individual or his or her relative, partner, employer or any entity under his or her control, may not have as of the date of appointment as an outside director, and may not have had during the previous two years, any affiliation with the company, with any entity controlling the company on the date of the appointment or with any entity whose controlling shareholder, on the date of the appointment or during the previous two years, is the company or an entity controlling the company.  In general, the term “affiliation” includes:

●      an employment relationship;

●      a business or professional relationship maintained on a regular basis;

●      control; and

●      service as an office holder.

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

Mr. Dan Falk was elected for a fourth term as an outside director and Ms. Yocheved Dvir was elected for a second term as an outside director at our Annual General Meeting held on June 29, 2010, and their election became effective as of January 1, 2011.  An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, from the company.  In accordance with such regulations, our shareholders approved that our outside directors are to receive compensation equal to that paid to the other members of the board of directors.  For further information, please see Item 6, “Directors, Senior Management and Employees—Compensation” in this annual report.

Financial and Accounting Expertise

Pursuant to new provisions of the Israeli Companies Law effective from April 2006, our board of directors has determined that at least one member of our board of directors must be an “accounting and financial expert.”  The Israeli Companies Law requires that all outside directors must be “professionally qualified.” Under applicable NASDAQ rules, each member of our audit committee must be financially literate and at least one of the members must have experience or background that results in such member’s financial sophistication.  Our board of directors has determined that Dan Falk is an “accounting and financial expert” for purposes of the Israeli Companies Law and is financially sophisticated for purposes of applicable NASDAQ rules.  See also Item 16A, “Audit Committee Financial Expert” in this annual report.

Independent Directors

Under the rules of the NASDAQ, a majority of our directors are required to be “independent” as defined in applicable NASDAQ’s rules.  All of our directors satisfy the respective independence requirements of NASDAQ.

Internal Audit Committee

The Israeli Companies Law requires public companies to appoint an internal audit committee.  The role of the internal audit committee under the Israeli Companies Law is to examine flaws in the management of the company’s business in consultation with the internal auditors and the independent accountants, and to propose remedial measures to the board.  The internal audit committee also reviews interested party transactions for approval as required by law, including approval of the remuneration of a director in any capacity, which also requires Board, Compensation Committee and shareholder approval.  Under the Israeli Companies Law, an internal audit committee must consist of at least three directors, including all of the outside directors.  The chairman of the board of directors, any director employed by or otherwise providing services to the company on a regular basis, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the internal audit committee.  All of the current members of our internal audit committee (presently comprised of Yocheved Dvir (Chairman), Joseph Atsmon, Dan Falk and Yoseph Dauber) meet these qualifications.

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

Our audit committee has adopted a charter specifying the committee’s purpose and outlining its duties and responsibilities which include, among other things, (i) appointing, retaining and compensating the company’s independent auditor, subject to shareholder approval, (ii) pre-approving all services of the independent auditor.  The audit committee must review and approve all related party transactions and (iii) overseeing our accounting and financial reporting processes and the audits of our financial statements.  Our audit committee is also authorized to act as our “qualified legal compliance committee.” As such, our audit committee will be responsible for investigating reports made by attorneys appearing and practicing before the SEC in representing us, of perceived material violations of U.S. federal or state securities laws, breaches of fiduciary duty or similar material violations of U.S. law by us or any of our agents.

We believe we currently meet the applicable NASDAQ requirements and we intend to continue to take all actions as may be necessary for us to maintain our compliance with applicable NASDAQ requirements.

Financial Statements Committee

Pursuant to regulations under the Israeli Companies Law, we appointed a committee for review and approval of our annual financial statements. The role of the financial statements committee is to examine the financial statements, including implementation of accounting policies, internal controls and valuations, and provide its recommendations to the Board. Under these regulations the financial statements committee must: (i) consist of at least three directors, (ii) include all of the outside directors, (iii) have a majority of “independent directors” pursuant to the Israeli Companies Law, (iv) have an outside director acting as the chair of the committee, and (v) consist of members that possess the skills required to read and understand financial statements, and at least one of the independent members that is a financial and accounting expert. All of the current members of our financial statements committee (presently comprised of Yocheved Dvir (Chair), Joseph Atsmon, Dan Falk and Yoseph Dauber) meet these qualifications.

Our audit committee will also continue to oversee our accounting and financial reporting processes, as required by the NASDAQ listing rules.  If an anticipated regulation is adopted exempting NASDAQ-listed companies from the requirement to have a financial statements committee under the Israeli Companies Law, we intend to disband this committee.

Compensation Committee

As required by NASDAQ rules, our compensation committee approves the compensation of our executive officers.  The compensation of our chief executive officer also requires the approval of our board of directors under the Israeli Companies Law.  The compensation committee is also authorized to approve the grant of stock options and other securities to eligible grantees under our benefit plans pursuant to guidelines adopted by our board of directors.  However, grants of stock options and other securities to our executive officers also require approval of our board of directors.  The current members of this committee, each of whom satisfies the respective independence requirements of NASDAQ, are Dan Falk (chairman), Rimon Ben Shaoul, Yoseph Dauber, Ron Gutler and John Hughes.

Nominations Committee

As required by NASDAQ rules, our nominations committee recommends candidates for election to our board of directors pursuant to a written charter.  The current members of this committee, all of whom are independent directors, are Ron Gutler and Dan Falk.

Employees

At December 31, 2010, we had 2,794 employees worldwide, which represented an increase of approximately 8% from year-end 2009.

The following table sets forth the number of our full-time employees at the end of each of the last three fiscal years as well as the main category of activity and geographic location of such employees:

	At December 31,
Category of Activity	2008	2009	2010

Operations	105	101	122
Customer Support	852	966	1,018
Sales & Marketing	492	530	604
Research & Development	597	638	705
General & Administrative	358	361	345
Total	2,404	2,596	2,794

Geographic Location
Israel	1,014	1,086	1,212
Americas	864	942	1,009
Europe	355	373	352
Asia Pacific	171	195	221
Total	2,404	2,596	2,794

We also utilize temporary employees in various activities.  On average, we employed 28 temporary employees and obtained services from 444 consultants (not included in the numbers set forth above) during 2010.

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

Share Ownership

As of March 14, 2011, our directors and executive officers beneficially owned an aggregate of 667,281 ordinary shares, or approximately 1.05% of our outstanding ordinary shares.  This figure includes 665,198 options to purchase ordinary shares and 2,083 restricted share units that were vested on such date or that were scheduled to vest within the following 60 days.  The options have an average exercise price of $26.66 per share and expire between 2011 and 2017. The restricted share units are granted at par value of the ordinary shares.  No individual director or executive officer beneficially owns 1% or more of our outstanding ordinary shares.

The following is a description of each of our option plans, including the amount of options currently outstanding and the weighted average exercise price.

2008 Share Incentive Plan

In June 2008, we adopted the NICE-Systems Ltd. 2008 Share Incentive Plan, or 2008 Plan, to provide incentives to employees, directors, consultants and/or contractors by rewarding performance and encouraging behavior that will improve our profitability.  Under the 2008 Plan, our employees, directors, consultants and/or contractors may be granted any equity-related award, including any type of an option to acquire our ordinary shares and/or share appreciation right and/or share and/or restricted share and/or restricted share unit and/or other share unit and/or other share-based award and/or other right or benefit under the Plan (each an “Award”).  We have registered, through the filing of registration statements on Form S-8 with the SEC under the Securities Act of 1933, 5,000,000 ADSs for issuance under the 2008 Plan.

Generally, under the terms of the 2008 Plan, 25% of an Award granted becomes exercisable on the first anniversary of the date of grant and 6.25% becomes exercisable once every quarter during the subsequent three years.  Specifically with respect to restricted share units, unless determined otherwise by the board of directors, 25% of the restricted share units granted becomes vested on each of the four consecutive annual anniversaries following the date of grant. Certain executive officers are entitled to acceleration of vesting of awards in the event of a change of control, subject to certain conditions. Awards with a vesting period expire six years after the date of grant.  Awards are non-transferable except by will or the laws of descent and distribution.

In December 2010, we amended the 2008 Plan, such that: (i) options are granted at an exercise price equal to the average of the closing prices of one ADR, as quoted on the NASDAQ market, during the 30 consecutive calendar days preceding the date of grant, unless determined otherwise by the administrator of the 2008 Plan (including in some cases options granted with an exercise price equal to the nominal value of an ordinary share), and (ii) options granted with an exercise price equal to the nominal value of an ordinary share shall have a vesting schedule identical to that of restricted share units, as indicated above.

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

The 2008 Plan provides that the number of shares that may be subject to Awards granted under the 2008 Plan shall be an amount per calendar year, equal to 3.5% of our issued and outstanding share capital as of December 31 of the preceding calendar year.  Out of such quantity, options that are not granted in a particular calendar year will not be allocated during the next calendar years.  By setting these terms, our board of directors took into account the need for current employee retention and retention of future employees, including, specifically, the need to retain in certain years employees that join through acquisitions. During 2010, we granted 1,635,387 options and restricted share units under the 2008 Plan (which constitutes 2.6% of our issued and outstanding share capital as of December 31, 2009).

The 2008 Plan is generally administered by our board of directors and compensation committee, which determines the grantees under the 2008 Plan and the number of Awards to be granted.  As of March 14, 2011, options and restricted share units to purchase 4,285,127 ordinary shares were outstanding under the 2008 Plan at a weighted average exercise price of $20.46.

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

Pursuant to the Tax Reform and in order to comply with the provisions of Section 102 of the Tax Ordinance, on January 5, 2004, our board of directors adopted an addendum to our share option plan with respect to options granted as of December 2, 2003, to grantees who are residents of Israel (the “Addendum”).  The Addendum does not add to nor modify our share option plan in respect of grantees that are not residents of Israel.  On December 19, 2003, the board of directors resolved to elect the “Capital Gains Route” (as defined in Section 102(b)(2) of the Tax Ordinance) for the grant of options to Israeli grantees.  Generally, subject to the fulfillment of the provisions of Section 102 of the Tax Ordinance, under the Capital Gains Route gains realized from the sale of shares issued upon exercise of options will mostly be taxed at a rate of only 25% and partially at the marginal income tax rate applicable to the grantee (up to 45% in 2010).  In general, all options granted to Israeli grantees, shares issued upon exercise of such options and any bonus shares issued with respect to such shares will be held in trust for the benefit of the grantee for at least a period equal to the shorter of 30 months from the date of grant or two years from the end of the tax year in which the options are granted.  Following an amendment to the Tax Ordinance which came into effect on January 1, 2006, the aforementioned trust period for options granted on or after January 1, 2006 is 24 months from the date of grant.  The options may not be released from the trust prior to the payment of the grantee’s tax liabilities.  In the event the requirements of Section 102 for the allocation of options according to the Capital Gains Route are not met, the applicable marginal income tax rates will apply.

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

The 2003 Plan is generally administered by our compensation committee, which determines the grantees under the 2003 Plan and the number of options to be granted.  As of March 14, 2011, options to purchase 839,968 ordinary shares were outstanding under the 2003 Plan at a weighted average exercise price of $27.53.

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

As of March 14, 2011, options to purchase 154,806 ordinary shares of NICE were outstanding and 848 restricted shares were issued under the 2003 Actimize Plan at a weighted average exercise price of $9.72 and $0.02, respectively.  No additional grants are being made under this plan following the acquisition of Actimize.

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

Pursuant to the terms of the Orsus acquisition agreement, we assumed and converted the outstanding stock options and restricted share units granted by Orsus under the Orsus 2007 Plan, into stock options to purchase ordinary shares of NICE or restricted share units of NICE, pursuant to a set formula (the “Assumed Awards”).  The Assumed Awards include (i) options or restricted share units granted to certain key employees of Orsus or its subsidiaries (the “Key Employee Awards”); and (ii) retention options granted to certain employees of Orsus or its subsidiaries (the “Retention Options”).  Under the terms of the 2007 Orsus Plan and the acquisition agreement, 50% of the Key Employee Awards granted become exercisable and vest after a period of twelve months of continuous employment with NICE (or its applicable subsidiary) commencing on January 11, 2010 and the remaining 50% become exercisable following the lapse of 6 months thereafter.  In addition, if employment of a key employee is terminated within a limited time period and under certain circumstances, such key employee’s Options shall become vested immediately.  The Retention Options vest over a course of four years as follows: (i) 25% vest and become exercisable at the lapse of 12-month period of continuous employment with NICE (or its applicable subsidiary) commencing on January 11, 2010, and (ii) the balance thereof vests on a quarterly basis during the 36 months period thereafter, such that 6.25% vest and become exercisable at the lapse of each quarter of continuous employment with NICE (or its applicable subsidiary).  Options generally expire ten years after the date of grant and restricted share units generally expire seven years after the date of grant.  Options are non-transferable except upon the death of the grantee.  When applicable, the options are held by, and registered in the name of, a trustee for a period of two years after the date of grant in accordance with Section 102 of the Israeli Income Tax Ordinance.

As of March 14, 2011, options and restricted share units to purchase 54,047 ordinary shares of NICE were outstanding under the 2007 Orsus Plan, comprised of 35,000 ordinary shares underlying the Retention Options at an exercise price per share of $30.78; and 19,047 ordinary shares underlying the Key Employee Awards at an exercise price per share equal to the par value of the ordinary shares of NICE.  We have registered, through the filing of registration statements on Form S-8 with the SEC under the Securities Act of 1933, 60,000 ADRs for issuance under the 2007 Orsus Plan.

e-Glue Software Technologies Inc., 2004 Stock Option Plan

In 2004, e-Glue adopted the 2004 Stock Option Plan that was further amended by e-Glue on June 9, 2010 (the “2004 e-Glue Plan”), for the grant of awards to employees, directors and service providers of e-Glue and its subsidiaries.  The 2004 e-Glue Plan provides for the grant of options to acquire e-Glue’s stock, for the grant of restricted stock and for the grant of restricted share units.

Pursuant to the terms of the e-Glue acquisition agreement, we assumed the outstanding stock options and restricted share units granted by e-Glue under the 2004 e-Glue Plan that did not expire upon closing of the e-Glue acquisition.  Following such assumption, the options represent rights to purchase ordinary shares of NICE or restricted share units of NICE, pursuant to a set formula (such options and restricted share units, together the “Assumed e-Glue Options”).  Some of the Assumed e-Glue Options have a three year vesting period, with a third becoming vested and exercisable one year from their date of grant and the remainder vesting and become exercisable in equal installments on an annual basis over the following two years. The remaining portion of the Assumed e-Glue Options vest as follows: 25% vest and become exercisable one year from their date of grant, and the remaining 75% vest and become exercisable on December 31, 2011. Certain Assumed e-Glue Options are subject to acceleration rights if employment is terminated within a limited time period and under certain circumstances. If the grantee ceases to be an employee or service provider of us or one of our subsidiaries, for any reason, the optionee may exercise or be entitled to the Assumed e-Glue Options to the extent they were vested and exercisable on the date of termination of employment or service, as the case may be, but only during the period ending on the earlier of (a) 10 years from the date of grant (unless sooner terminated as provided in a specific award agreement) or (b) three months after the date of termination of employment or service, as the case may be.  However, if the optionee dies or becomes disabled prior to the expiration date of his or her Assumed e-Glue Options while still in the employ or service of us or one of our subsidiaries, or during the three month period described in the preceding sentence, or in the event of the retirement of the optionee for reasons of disability (within the meaning of Section 22(e)(3) of the U.S. Internal Revenue Code, 1986), the Assumed e-Glue Options shall remain exercisable until the earlier of their expiration date in accordance with the award agreement or one year from the date of such death or retirement.  When applicable, the Assumed e-Glue Options shall be held by, and registered in the name of, a trustee, according to Section 102(b) of the Israeli Income Tax Ordinance [New Version], 5731- 1961.

As of March 14, 2011, Assumed e-Glue Options for 73,457 ordinary shares of NICE were outstanding under the 2004 e-Glue Plan.  The exercise price per share underlying the options is equal to the nominal value of an ordinary share.  We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act of 1933, 76,035 ADRs for issuance under the 2004 e-Glue Plan.

Option Exchanges and Price Adjustment

On June 23, 2009, we commenced a tender offer to offer eligible employees in Israel, Hong Kong, the United States and the United Kingdom, excluding our directors, Chief Executive Officer and certain other executive officers, the opportunity to tender options granted before September 1, 2008 under the 2003 Plan or the 2003 Actimize Plan (almost all of which had an exercise price per share above $34.00), in exchange for restricted share units (RSUs) or options (depending on the employee’s country of residence) with a per share exercise price or per share purchase price equal to the par value of our ordinary shares, or NIS 1.00 (approximately $0.25).  The exchange was on a one-for-three basis, meaning that eligible employees electing to participate received a new RSU or option with respect to one share for every three shares subject to the options tendered for exchange.  The new awards vest in 25% annual increments over a four-year period starting from August 5, 2009 and have a new six-year term.  Options surrendered in the exchange were cancelled.  On August 5, 2009, the expiration date of the exchange offer, we accepted for exchange eligible options to purchase an aggregate of 1,492,204 ordinary shares that had been granted under the 2003 Plan and the 2003 Actimize Plan, and granted, under the 2008 Plan, new options to purchase 311,454 ordinary shares, and new RSUs representing 185,932 ordinary shares, in exchange for the eligible options tendered and accepted pursuant to the exchange offer.

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

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares, with respect to each person known to us to be the beneficial owner of 5% or more of our outstanding ordinary shares, reported as of March 9, 2011.  None of our shareholders has any different voting rights than any other shareholder.

Name and Address	Number of Shares	Percent of Shares Beneficially Owned (1)

Psagot Investment House Ltd. 14 Ahad Ha’am Street Tel Aviv 65142, Israel	4,387,514 (2)	6.9%
Migdal Insurance and Financial Holdings Ltd. 4 Efal Street, P.O. Box 3063 Petach Tikva 49512, Israel	3,170,135 (3)	5.0%
___________
(1)           Based upon 63,649,878 ordinary shares issued and outstanding on March 9, 2011.

(2)
These securities are held for members of the public through, among others, portfolio accounts, provident funds and mutual funds, which are managed by subsidiaries of Psagot Investment House Ltd., according to the following segmentation: 1,553,975 ordinary shares are held by portfolio accounts managed by Psagot Securities Ltd., 457,350 ordinary shares are held by Psagot Exchange Traded Notes Ltd., 238,748 ordinary shares are held by mutual funds managed by Psagot Mutual Funds Ltd., and 2,137,441 ordinary shares are held by provident funds managed by Psagot Provident Funds Ltd.   This information is based upon a Schedule 13G filed by Psagot Investment House Ltd. with the SEC on February 10, 2011.  Ron Gutler, our Chaiman of the Board, serves as a director of Psagot Securities Ltd. and Psagot Investment House Ltd., but disclaims beneficial ownership of the shares held by these entities.

(3)
Of which: (i) 3,002,963 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal Insurance and Financing Holdings Ltd., according to the following segmentation: 1,634,481 ordinary shares are held by profit participating life assurance accounts; 1,180,077 ordinary shares are held by provident funds and companies that manage provident funds and 188,405 ordinary shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 167,172 are beneficially held for Migdal Insurance and Financing Holdings Ltd. own account (Nostro account).  This information is based upon a Schedule 13G filed by Migdal Insurance and Financing Holdings Ltd. with the SEC on January 27, 2011.

As of March 9, 2011, we had approximately 70 ADS holders of record in the United States, holding approximately 56% of our outstanding ordinary shares, as reported by The Bank of New York Mellon, the depositary for our ADSs.

As of December 31, 2010, The Phoenix Holding Ltd. ("Phoenix") held 3,032,139, or 4.82% of our ordinary shares.  This information is based upon a Schedule 13G filed by Phoenix with the SEC on March 1, 2011.  Based on the Schedule 13G, Phoenix is an indirect majority-owned subsidiary of Delek Investments and Properties Ltd. ("Delek Investments").  Delek Investments is a wholly-owned subsidiary of Delek Group Ltd.  The majority of Delek Group Ltd.'s outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public. As of March 1, 2010, Phoenix and Excellence Investments Ltd. ("Excellence") held 3,479,696, or 5.6% of our ordinary shares.  This information is based upon information provided to us by Phoenix and Excellence.

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

Calyon Dispute

In December 2006, Calyon Corporate and Investment Bank filed a suit against us in the District Court of Tel Aviv, demanding repayment of $648,144 plus accrued interest, for a total amount of $740,395.  We had deducted this amount in January 2004 from a payment transferred in connection with our acquisition of Thales Contact Solutions ("TCS").  We had notified TCS in 2004 that we had set off such amount with respect to an overdue payment by TCS to us.  The dispute was submitted to mediation, however the mediation process failed and the proceedings were returned to the District Court of Tel Aviv.  The Court ordered the parties to file their respective affidavits.  The trial date has been set for September 11, 2011.

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

On December 18, 2007, the selling shareholders of FAST Video Security AG (the “Sellers”) issued a Notice of Arbitration in the Zurich Chamber of Commerce.  Prior to the commencement of the arbitration proceedings, we released to the Sellers a partial payment of $1,400,000 out of the escrow funds and paid to the Sellers the amount of $1,228,767.

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

Actimize Former Employee Dispute

On October 15, 2007, a former employee of Actimize Ltd., a wholly owned subsidiary of ours, filed a claim with the Tel Aviv District Labor Court, seeking a declaration that he is entitled to 0.5% of the outstanding share capital of Actimize Ltd.  The preliminary stages of the claim ended and the parties submitted their testimonies by way of written affidavits.  The hearing and cross-examination of the testimonies took place on June 16 and June 23, 2010.  The parties filed their summations and are now awaiting judgment.

Witness Patent Infringement Lawsuits

On August 1, 2008, we entered into an agreement with Verint Systems Inc. to settle and dismiss all patent disputes between the parties (which had been commenced with Witness Systems, Inc. prior to its acquisition by Verint).  The following is a list of the litigations that were formally terminated by the applicable court following the execution of the settlement agreement:

•
Patent infringement lawsuit filed on July 20, 2004, by S.T.S. Software Systems Ltd. ("STS"), a wholly owned subsidiary of ours, in the U.S. District Court for the Southern District of New York, charging Witness Systems, Inc. ("Witness") with infringement of VoIP patents in the U.S.  The Court dismissed the claim and determined that Witness does not infringe our patents.

•
Patent infringement action filed on August 30, 2004, by Witness in the Federal Court for the Northern District of Georgia against NICE Systems, Inc.  An additional patent infringement action was filed by Witness on January 19, 2006, in the Federal Court for the Northern District of Georgia against us and NICE Systems, Inc.

•
Patent infringement lawsuit filed on May 10, 2006, by us and NICE Systems, Inc. against Witness in the United States District Court for District of Delaware. This lawsuit went to trial before a jury on January 14, 2008. The jury deadlocked and on January 25, 2008 and a mistrial was declared. We filed a motion for a new trial date for the case.

Fair Isaac Patent Infringement Lawsuit

On September 16, 2009 Fair Isaac Corporation (FICO) filed a claim in the United States District Court for the District of Delaware against Actimize Inc., a wholly owned subsidiary of ours, and NICE, claiming that Actimize and NICE are infringing on two U.S. patents.  These patents cover various aspects of fraud detection.  FICO requested damages and an injunction.  On December 17, 2009, the parties agreed to dismiss NICE from the action.  On December 21, 2009, Actimize filed a response and counterclaims.  On January 25, 2010, Actimize filed an amended response and counterclaims.  On January 25, 2011, FICO filed a first amended complaint, adding new allegations of infringement of two additional U.S. patents and allegations of willful infringement.  The parties are currently engaged in fact discovery.  A ten-day jury trial is scheduled for January 28, 2013.

Nuvation Dispute

On March 10, 2010, Nuvation Research Corporation (“Nuvation”) filed a lawsuit against us with the Supreme Court of the State of New York.  The lawsuit alleges, among others, that we breached a contract with Nuvation and defrauded Nuvation.  Nuvation is claiming damages in a total amount of $8 million.  On May 3, 2010, we filed an Answer and Counterclaim against Nuvation, denying the allegations and further claiming that we had the right to terminate our contract with Nuvation, and that as a consequence of the termination, we sustained damages in the amount of $5 million.  The parties have exchanged discovery requests.

Tal-Yam Dispute

On July 15, 2010, Tal-Yam Engineering Projects Management and Initiation (“Tal-Yam”) filed a suit against us in the Tel Aviv Magistrate’s Court.  The suit alleges a breach of contract due to failure to pay for services rendered to us.  Tal-Yam is seeking damages in the amount of approximately NIS 1.0 million and disclosure of certain invoices and related documentation.  NICE submitted its statement of defense on October 24, 2010.  The parties have agreed to participate in mediation pursuant to procedures under Israeli Law.  The court ordered the conclusion of the preliminary proceedings between the parties by April 28, 2011.

Discrimination in Employment Dispute

On August 20, 2010, a former employee of IEX Corp., a wholly-owned subsidiary of ours, filed a complaint with the District Court of the Northern District of Illinois, alleging that we, and our subsidiary IEX Corp., engaged in prohibited discrimination in terminating his employment.  The discovery phase of the litigation is taking place and no trial date has been set.

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

Significant Changes

There are no significant changes that occurred since December 31, 2010, except as otherwise disclosed in this annual report and in the annual consolidated financial statements included in this annual report.

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

	ADSs
	High	Low
Annual

2006	$33.41	$21.55
2007	40.95	29.04
2008	35.87	16.11
2009	33.42	18.04
2010	35.20	25.10

Quarterly 2009

First Quarter	$25.79	$18.04
Second Quarter	27.18	21.19
Third Quarter	32.29	21.79
Fourth Quarter	33.42	27.50

Quarterly 2010

First Quarter	$34.30	$28.22
Second Quarter	33.77	25.10
Third Quarter	31.94	25.25
Fourth Quarter	35.20	30.30

Quarterly 2011

First Quarter (through March 30)	$36.98	$32.01

Monthly

September 2010	$31.94	$27.70
October 2010	33.60	31.14
November 2010	33.58	30.30
December 2010	35.20	30.33
January 2011	36.23	32.41
February 2011	35.93	32.01
March 2011 (through March 30)	36.98	32.08

On March 30, 2011, the last reported price of our ADSs was $36.70 per ADS.

The Bank of New York Mellon is the depositary for our ADSs.  Its address is 1 Wall Street, New York, New York 10286.

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

	Ordinary Shares
	High		Low
	NIS	$	NIS	$
Annual
2006	142.50	33.16	102.00	22.48
2007	162.30	41.04	117.50	29.94
2008	133.80	35.54	63.00	16.72
2009	125.00	33.70	74.05	18.18
2010	129.70	34.66	97.20	25.08

Quarterly 2009
First Quarter	107.10	25.52	74.05	18.18
Second Quarter	112.40	26.99	84.99	21.45
Third Quarter	120.80	32.31	86.00	21.70
Fourth Quarter	125.00	33.70	105.20	27.74

Quarterly 2010
First Quarter	129.70	34.66	107.00	28.73
Second Quarter	125.70	33.80	97.20	25.08
Third Quarter	114.50	31.11	97.83	25.19
Fourth Quarter	125.50	35.25	109.50	29.98

Quarterly 2011
First Quarter (through March 30)	131.50	37.45	114.50	32.12

Monthly
September 2010	114.50	31.11	102.60	27.01
October 2010	121.70	33.47	112.20	30.78
November 2010	122.20	33.69	111.10	30.17
December 2010	125.50	35.25	109.50	29.98
January 2011	128.80	36.34	118.00	32.07
February 2011	129.80	35.93	117.50	31.83
March 2011 (through March 30)	131.50	37.45	114.50	32.12

As of March 30, 2011, the last reported price of our ordinary shares on the TASE was NIS 128.30 (or $36.54) per share.

Item 10.	Additional Information.

Memorandum and Articles of Association

Organization and Register

We are a company limited by shares organized in the State of Israel under the Israeli Companies Law.  We are registered with the Registrar of Companies of the State of Israel and have been assigned company number 52-0036872.

Objectives and Purposes

Our objectives and purposes include a wide variety of business purposes, including all kinds of research, development, manufacture, distribution, service and maintenance of products in all fields of technology and engineering and to engage in any other kind of business or commercial activity.  Our objectives and purposes are set forth in detail in Section 2 of our memorandum of association.

Directors

Our articles of association provide that the number of directors serving on the board shall be not less than three but shall not exceed thirteen, including at least two outside directors.  Our directors, other than outside directors, are elected at the annual shareholders meeting to serve until the next annual meeting or until their earlier death, resignation, bankruptcy, incapacity or removal by resolution of the general shareholders meeting.  Directors may be re-elected at each annual shareholders meeting.  The board may appoint additional directors (whether to fill a vacancy or create new directorship) to serve until the next annual shareholders meeting, provided, however, that the board shall have no obligation to fill any vacancy unless the number of directors is less than three.  Our officers serve at the discretion of the board.

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

Subject to the Israeli Companies law, the board may appoint a committee of the board and delegate to such committee all or any of the powers of the board, as it deems appropriate.  Under the Israeli Companies Law the board of directors must appoint an internal audit committee, comprised of at least three directors and including both of the outside directors.  The function of the internal audit committee is to review irregularities in the management of the Company’s business and recommend remedial measures.  The committee is also required, under the Israeli Companies Law to approve certain related party transactions.  Notwithstanding the foregoing, the board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees.  The board has appointed an internal audit committee which has three members, an audit committee which has four members and a compensation committee which has four members.  For more information on the Company’s committees, please see Item 6, “Directors, Senior Management and Employees—Board Practices” in this annual report.

Fiduciary Duties of Officers

The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company.  An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty.  The duty of loyalty includes avoiding any conflict of interest between the office holder’s position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder.

Approval of Certain Transactions

Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors, or controlling parties, require approval of the board of directors.  Similarly, adoption and amendment of equity based compensation plans require approval of the board of directors. Arrangements regarding the compensation of directors also require internal audit committee and shareholder approval.  Although NASDAQ rules generally require shareholder approval when an equity based compensation plan is established or materially amended, as a foreign company we follow the aforementioned requirements of the Israeli Companies Law.

The Israeli Companies Law requires that an office holder of the company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company.  In addition, if the transaction is an extraordinary transaction as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing.  In addition, the office holder must also disclose any interest held by any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.  An extraordinary transaction is defined as a transaction other than in the ordinary course of business, otherwise than on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

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

The Israeli Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.  Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company by simple majority, provided that either such majority vote must include at least one-third of the shareholders who have no personal interest in the transaction and are present at the meeting (without taking into account the votes of the abstaining shareholders), or that the total shareholdings of those who have no personal interest in the transaction who vote against the transaction represent no more than one percent of the voting rights in the company.

In addition, under the Israeli Companies Law, a private placement of securities requires approval by the board of directors and the shareholders of the company if it will cause a person to become a controlling shareholder or if:

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

Duties of Shareholders

Under the Israeli Companies Law, a shareholder has a duty to act in good faith towards the Company and other shareholders and to refrain from abusing his or her power in the company including, among other things, voting in a general meeting of shareholders on the following matters:

•	any amendment to the articles of association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	approval of interested party transactions which require shareholder approval.

In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company’s articles of association, has the power to appoint or prevent the appointment of an office holder in the company, is under a duty to act with fairness towards the company.  The Israeli Companies Law does not describe the substance of this duty but provides that a breach of his duty is tantamount to a breach of fiduciary duty of an officer of the Company.

Exemption, Insurance and Indemnification of Directors and Officers

We provide our directors with indemnification letters whereby we agree to indemnify them to the fullest extent permitted by law.  On June 29, 2010, at our 2010 annual general meeting of shareholders, after the approval of the Audit Committee and the Board, our shareholders approved a modified form of indemnification letter to ensure that our directors are afforded protection to the fullest extent permitted by law.

Exemption of Office Holders

           Under the Israeli Companies Law, an Israeli company may not exempt an office holder from liability for breach of his duty of loyalty, but may exempt in advance an office holder from liability to the company, in whole or in part, for a breach of his duty of care (except in connection with distributions), provided the articles of association of the company allow it to do so.  Our articles of association do not allow us to do so.

Office Holder Insurance

Our articles of association provide that, subject to the provisions of the Israeli Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

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

Required Approvals

In addition, under the Israeli Companies Law, any exemption of, indemnification of, or procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, if the beneficiary is a director, by our shareholders.  We have obtained such approvals for the procurement of liability insurance covering our officers and directors and for the grant of indemnification letters to our officers and directors.

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

Our board of directors may, whenever it thinks fit, convene a special general meeting at such time and place, within or without the State of Israel, as may be determined by the board of directors.  Special general meetings may also be convened upon shareholder request in accordance with the Israeli Companies Law and our articles of association.

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

Mergers and Acquisitions

A merger of the Company shall require the approval of the holders of a majority of seventy five percent (75%) of the voting power represented at the annual or special general meeting in person or by proxy or by written ballot, as shall be permitted, and voting thereon in accordance with the provisions of the Israeli Companies Law.  Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger.  In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite proposal for the merger has been filed by each party with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each party.

The Israeli Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder in the company.  An acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company and there is no existing 45% or greater shareholder in the company.  These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a 25% shareholder of the company and resulted in the acquirer becoming a 25% shareholder of the company or (iii) was from a 45% shareholder of the company and resulted in the acquirer becoming a 45% shareholder of the company.  The tender offer must be extended to all shareholders, but the offerer is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders.  The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offerer and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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

Recent Amendment to the Israeli Companies Law

In March 2011, the Israeli Parliament adopted Amendment No. 16 to the Israeli Companies Law, which implements a comprehensive reform in corporate governance. Most of the provisions of this amendment will become effective mid-May 2011. A summary of the principal changes introduced by this amendment is set forth below:

•
A higher shareholder approval threshold will need to be attained to permit a chief executive officer to also serve as chairman of the board of directors and vice versa. In addition, the chairman will not have the ability to serve the company in any capacity other than as the chief executive officer;

•
The majority of the members of the audit committee will be required to be "independent" (as such term is defined in the Israeli Companies Law) and the chairman of the audit committee will be required to be an external director. In addition, the following will be disqualified from serving as members of the audit committee: the chairman of the board, the controlling shareholder and his relatives, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, and any director who derives most of its income from the controlling shareholder;

•
The functions to be performed by the audit committee will be expanded to include, inter alia, the following: determination whether certain related party actions and transactions are "material" or "extraordinary" for purposes of the requisite approval procedures; to assess the scope of work and compensation of the company's independent accountant; to assess the company's internal audit system and the performance of its internal auditor; and to set whistle blower procedures and protections afforded to whistle blowers;

•
The threshold to elect external directors will be increased, such that the election of external directors will require a majority vote at a shareholders’ meeting, provided that either (i) at least a majority (previously, one-third) of the shares of non-controlling shareholders cast at the meeting are voted in favor of the election of the external director, or (ii) the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed 2% (previously, 1%) of the voting rights in the company;

•
The independence requirements of external directors will be enhanced such that an individual will not be permitted to be appointed as an external director: (1) in a company that does not have a 25% shareholder, if he has an affiliation (as such term is defined in the Israeli Companies Law) with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company; or (2) if he or his relative, partner, employer or supervisor or an entity he controls has other than negligible business or professional relations with any of the persons with whom he may not be affiliated;

•
External directors will be ablel to be re-elected for up to two (previously, one) additional three-year terms. Reelection of an external director will be effected through one of the following mechanisms: (i) the board of directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint external directors for their initial term, or (ii) a shareholder holding 1% or more of the voting rights proposed the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company.

•	The terms of employment of officers will require the approval of the audit committee as well as the board of directors;

•
The threshold to approve extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest will be increased, such that: (i) at least a majority (previously one-third) of the votes cast by shareholders who have no personal interest in the transaction are voted in favor of the transaction; or (ii) the votes cast by shareholders who have no personal interest in the transaction voted against the transaction do not represent more than 2% (previously 1%) of the voting rights in the company. In addition, any such extraordinary transaction whose term is longer than three years will require further shareholder approval every three years, unless (with respect to transactions not involving management fees or employment terms) the audit committee approves that a longer term is reasonable under the circumstances; and

•
With respect to tender offers for the acquisition of all the outstanding shares in a company, the time-frame for shareholders to request appraisal rights will be extended from three to six months following the consummation of the tender offer, but the acquirer will be entitled to stipulate that tendering shareholders forfeit their appraisal rights.

Material Contracts

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

Orsus Acquisition

On January 11, 2010, we completed the acquisition of Orsus, a leading provider of Security Management Solutions.  The acquisition was for a total consideration of approximately $21 million, subject to certain adjustments.  Orsus` flagship solution, Situator, provides a framework for fusing data silos from disparate security and safety systems as well as multiple command and control centers, into a single, holistic operational view and automating security procedures.

e-Glue Acquisition

On July 15, 2010, we completed the acquisition of e-Glue, a leading provider of real-time decisioning and guidance solutions.  The acquisition was for a total consideration of approximately $26 million in cash at the closing and up to $6 million based on a performance earn out.  Our customers will benefit from the strategic expansion of our enterprise contact center and back office offering, enhancing and further impacting compliance adherence, operational efficiency, customer experience and sales and marketing effectiveness, enabling our organization to become more customer-centric.

CyberTech Acquisition

On March 4, 2011, we completed the acquisition of CyberTech International (“CyberTech”), a global provider of compliance recording solutions and value-added applications. We acquired CyberTech for a total cash consideration of approximately $60 million. The addition of CyberTech solutions to the NICE portfolio will broaden our offering for financial institutions, strengthen our commitment to the small and medium size business sector, and add to our public safety solutions. It will also enhance our positioning in EMEA and provide a product set that meets the needs of emerging markets by offering a solution that accommodates large scale implementations with entry-level requirements.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to Corporate Tax on taxable income at the rate of 25% for the 2010 tax year and 24% for the 2011 tax year.  Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2009, the corporate tax rate is scheduled to decrease as follows: 23% for the 2012 tax year, 22% for the 2013 tax year, 21% for the 2014 tax year, 20% for the 2015 tax year and 18% for the 2016 tax year and thereafter.  Israeli companies are generally subject to capital gains tax at the corporate tax rate.  However, the effective tax rate payable by a company that derives income from an Approved or Privileged Enterprise may be considerably less.

In 2010, we elected to measure our Israeli taxable income in U.S. dollars.  We were permitted to make such a change pursuant to regulations published by the Israeli Minister of Finance, which provide the conditions for doing so.  We believe that we meet and will continue to meet, the necessary conditions and as such, will continue to measure our results for tax purposes based on the U.S. dollar/NIS exchange rate.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959, as amended.

We derive and expect to continue to derive significant tax benefits in Israel relating to our “Approved and Privileged Enterprise” programs, pursuant to the Law for Encouragement of Capital Investments, 1959, or the Investments Law.  To be eligible for these tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets.  In the event of a failure to comply with these conditions, the benefits may be canceled and we may be required to refund the amount of the benefits, in whole or in part, including interest and certain inflation adjustments.  As of December 31, 2010 we believe that we are in compliance with all the conditions required by the law.

Full details regarding our Approved and Privileged Enterprises may be found in Note 13(a)(2) of our Consolidated Financial Statements.

Other than by way of our complete liquidation, if we distribute dividends from the income of our “Approved Enterprises” which was exempted from taxes pursuant to our “Approved Enterprise” benefits, we will be taxed as if the exempt income was subject to the regular reduced corporate tax rate arising under our “Approved Enterprise” programs.  Tax-exempt income generated under our Privileged Enterprises, will subject the Company to taxes upon dividend distribution (which includes the repurchase of our shares) or complete liquidation.

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

Reform of the Investments Law

On December 29, 2010, the Israeli parliament approved an amendment to the Investments Law, effective as of January 1, 2011, which constitutes a reform of the incentives regime under such law.  This amendment revises the objectives of the Investments Law to focus on achieving enhanced growth in the business sector, improving the Israeli industry’s competitiveness in international markets and creating employment and development opportunities in remote areas of Israel.  The amendment allows enterprises meeting certain required criteria to enjoy grants as well as tax benefits.  The amendment also introduces certain changes to the map of geographic development areas for purposes of the Investments Law, which will take effect in future years.

The amendment generally abolishes the previous tax benefit routes that were afforded under the Investment Law, specifically the tax-exemption periods previously allowed, and introduces new tax benefits for industrial enterprises meeting the criteria of the law, which include the following:

•
A reduced corporate tax rate for industrial enterprises, provided that more than 25% of their annual income is derived from export, which will apply to the enterprise’s entire preferred income so that in the tax years 2011-2012 the reduced tax rate will be 10% for preferred income derived from industrial facilities located in development area A and 15% for those located elsewhere in Israel, in the tax years 2013-2014 the reduced tax rate will be 7% for development area A and 12.5% for the rest of Israel, and in the tax year 2015 and onwards the reduced tax rate will be 6% for development area A and 12% for the rest of Israel.

•	The reduced tax rates will no longer be contingent upon making a minimum qualifying investment in productive assets.

•	A definition of “preferred income” was introduced into the Investments Law to include certain types of income that are generated by the Israeli production activity of a preferred enterprise.

•
A reduced dividend withholding tax rate of 15% will apply to dividends paid from preferred income to both Israeli and non-Israeli investors, with an exemption from such withholding tax applying to dividends paid to an Israeli company.

•
A special tax benefits route will be granted to certain industrial enterprises entitling them to a reduced tax rate of 5% for preferred income derived from industrial facilities located in development area A and 8% for those located elsewhere in Israel, provided certain threshold requirements are met and such enterprise can demonstrate its significant contribution to Israel’s economy and promotion of national market objectives.

A Preferred Company (as defined in the Investments Law) may generally elect to apply the provisions of the amendment to preferred income produced or generated by it commencing from January 1, 2011. The amendment provides various transitional provisions which allow, under certain circumstances, to apply the new regime to investment programs previously approved or elected under the Investments Law in its previous form, or to continue existing investment programs under the provisions of the Investment Law in its previous form for a certain period of time. We believe that the transitional provisions will apply to us such that the earliest date for adoption of the amendment will be January 1, 2012.

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

Taxation of Israeli Residents

As of January 1, 2006, the tax rate generally applicable to the capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%.  Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company) the tax rate will be 25%.  Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares.  However, different tax rates may apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering.

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

U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. Federal income tax consequences that apply to U.S. holders who hold ADSs as capital assets for tax purposes.  This summary is based on U.S. Federal income tax laws, regulations, rulings and decisions and the U.S.-Israel income tax treaty in effect as of the date of this annual report, all of which are subject to change at any time, possibly with retroactive effect.  It is also based in part on representations by The Bank of New York Mellon, the depositary for our ADSs, and assumes that each obligation under the Deposit Agreement between us and The Bank of New York Mellon and any related agreement will be performed in accordance with its terms.  This summary does not address all U.S. Federal income tax matters that may be relevant to a particular prospective holder or all tax considerations that may be relevant with respect to an investment in ADSs.

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

Under the Code, certain dividends received by non-corporate U.S. holders will be subject to a maximum income tax rate of 15%.  This reduced income tax rate is only applicable to dividends paid by a “qualified foreign corporation” that is not a “passive foreign investment company” and only with respect to shares held by a qualified U.S. holder (i.e., a non-corporate holder) for a minimum holding period (generally 61 days during the 121-day period beginning 60 days before the ex-dividend date).  We should be considered a qualified foreign corporation because (i) we are eligible for the benefits of a comprehensive tax treaty between Israel and the U.S., which includes an exchange of information program, and (ii) the ADS is readily tradable on an established securities market in the U.S.  In addition, based on our current business plans, we do not expect to be classified as a “passive foreign investment company” (see “Passive Foreign Investment Companies” below).  Accordingly, dividends paid by us to individual U.S. holders on shares held for the minimum holding period should be eligible for the reduced income tax rate.  The reduced tax rate for qualified dividends generally is scheduled to expire on December 31, 2012, unless further extended by Congress.

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

Sale or Other Disposition of ADSs

If a U.S. holder sells or otherwise disposes of its ADSs, gain or loss will be recognized for U.S. Federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and such holder’s adjusted tax basis in the ADSs.  Subject to the discussion below under the heading “Passive Foreign Investment Companies,” such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the holder had held the ADSs for more than one year at the time of the sale or other disposition.  Long-term capital gains realized by individual U.S. holders generally are subject to a lower marginal U.S. Federal income tax rate (15% for taxable years beginning on or before December 31, 2012) than ordinary income.  Under most circumstances, any gain that a holder recognizes on the sale or other disposition of ADSs will be U.S. source for purposes of the foreign tax credit limitation and any recognized losses will be allocated against U.S. source income.

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

Medicare Tax on Unearned Income

Recently enacted legislation requires certain U.S. holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends and capital gains from the sale or other dispositions of ADSs for taxable years beginning after December 31, 2012.

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

Based on our estimated gross income, the average value of our gross assets and the nature of our business, we do not believe that we will be classified as a PFIC in the current taxable year.  Our status in any taxable year will depend on our assets and activities in each year and because this is a factual determination made annually at the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year.  If we were treated as a PFIC in any year during which a U.S. holder owns ADSs, certain adverse tax consequences could apply, as described below.  Given our current business plans, however, we do not expect that we will be classified as a PFIC in future years.

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

Foreign Currency Risk

We conduct our business primarily in U.S. dollars but also in the currencies of the United Kingdom, Canada, the European Union and Israel as well as other currencies.  Thus, we are exposed to foreign exchange movements, primarily in U.K., European and Israeli currencies.   We monitor foreign currency exposure and, from time to time, may use various instruments to preserve the value of sales transactions and commitments; however, this cannot assure our protection against risks of currency fluctuations. For more information regarding foreign currency related risks, please refer to “General Business Risks Relating to Our Business and Market,” on page 3.  We use currency forward contracts together with currency options to hedge payments in NIS.  These transactions constitute a future cash flow hedge.

As of December 31, 2010, we had outstanding forward contracts and currency options in the total amount of approximately $208.9 million.  These transactions were for up to a one year period.

The table below details the balance sheet exposure (i.e., the gap between assets and liabilities in a given currency) by currency and geography, as of December 31, 2010.  All data in the tables have been converted into U.S. dollar equivalents.

In U.S. dollars in millions:

	U.S. Dollars	British Pound	Euro	New Israeli Shekel	Swiss Frank	Canadian Dollar	Hong Kong Dollar	Japanese Yen	Australian Dollar	Other currencies	Total
Israel	-	10.21	4.68	(37.37)	0.03	0.25	(1.20)	(2.27)	0.60	(0.92)	126.42
European Union	7.37	(2.38)	8.38	-	0.14	-	-	0.01	-	(0.05)	13.48
Switzerland	1.23	0.06	0.17	-	-	-	-	-	-	(0.00)	1.46
United States of America	-	-	0.47	-	-	0.47	-	1.95	1.21	(0.03)	4.07
Canada	3.65	-	-	-	-	-	-	-	-	0.00	3.65
Hong Kong	0.01	-	-	-	-	-	-	-	-	0.19	0.25
Japan	-	-	-	-	-	-	-	-	-	-	-
India	-	-	-	-	-	-	-	-	-	-	-
Singapore	-	-	-	-	-	-	-	-	-	-	-
Australia	1.16								-	(0.02)	1.14
	13.47	7.89	13.7	115.04	0.18	0.72	(1.20)	(0.31)	1.81	(0.84)	150.46

Net Exposure:

	NIS/ USD	GBP/ USD	EUR/ USD	CHF/ USD	CAD/USD	HKD/USD	JPY/ USD	AUD/USD	GBP/ EUR	GBP/ CHF	GBP/ JPY	EUR/ CHF	Other/ Other	Total
Net Exposure	(37.37)	15.33	5.14	1.34	4.37	(1.14)	(0.32)	2.97	8.25	0.17	0.01	0.13	(0.84)	150.46

The table below presents the fair value of firmly committed transactions for lease obligations denominated in currencies other than the functional currency:

In U.S. dollars in millions:

	New Israel Shekel	Other currencies	Total
less than 1 year	6.43	0.11	6.54
1-3 years	12.33	-	12.33
3-5 years	14.44	-	14.44
Over 5 years	50.53	-	50.53
Total	83.73	0.11	83.84

The fair value of derivative instruments and the notional amount of the hedged instruments are set forth in the table below:

In U.S. dollars in millions:

	New Israeli Shekels
	Notional Amount	Fair Value
Zero-cost collar contracts to hedge payroll expenses	58.00	2.42
Forward contracts to hedge Israeli Treasury Bills exposure (*)	150.87	(8.78)

* During 2010 we invested approximately $150 million in one-year Israeli Treasury Bills dominated in NIS against which we have entered into SWAP contracts to hedge the currency fluctuations of the NIS against the U.S. dollar.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our investment in marketable securities and deposits.  Our marketable securities portfolio consists of investment-grade corporate bonds, U.S. federal agency securities and U.S. treasury bills, treasury notes and Israeli Treasury bills.  As of December 31, 2010, 94% of our portfolio was in such securities.

We invest in dollar deposits with U.S. banks, European banks, Israeli banks and money market funds.  As of December 31, 2010, 6% of our portfolio was in such deposits.  Since these investments are for short periods, interest income is sensitive to changes in interest rates.

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

           The average duration of the securities portfolio, as of December 31, 2010, is 2 years.  The securities in our portfolio are rated at the least as A- according to Standard and Poor’s rating or A3, according to Moody’s rating.  Securities representing 31% of the portfolio are rated as AAA; securities representing 23% of the portfolio are rated as AA; and securities representing 46% of the portfolio are rated as A.

The fair value of marketable securities, which are subject to risk of changes in interest rate, segregated by maturity dates:

	Amortized Cost				Estimated fair value
	Up to 1 year	1-3 years	4-5 years	Total	Up to 1 year	1-3 years	4-5 years	Total
Corporate debentures	89.15	145.01	112.96	347.12	90.18	146.95	112.20	349.33
U.S. Government agency debentures		4.00	29.00	33.00		4.01	28.97	32.98
US treasuries			18.07	18.07			18.95	18.95
Israeli Treasury Bills(*)	152.45			152.45	152.41			152.41

* These securities bear Israel sovereign risk which is rated A stable by Standard and Poor’s and A1 stable by Moody’s.

Other risks and uncertainties that could affect actual results and outcomes are described in Item 3, “Key Information—Risk Factors.”

Item 12.	Description of Securities Other than Equity Securities.

American Depositary Shares and Receipts

Set forth below is a summary of certain provisions in relation to charges and other payments under the Deposit Agreement, as amended, among NICE, The Bank of New York Mellon as depositary (the "Depositary"), and the owners and holders from time to time of American Depositary Receipts or ADRs (or the Deposit Agreement).  This summary is not complete and is qualified in its entirety by the Deposit Agreement, a form of which has been filed as Exhibit A to the registration statement on Form F-6 (Registration No. 333-13518) filed with the SEC on May 17, 2001.

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

Our management assessed our internal control over financial reporting as of December 31, 2010.  Our management based its assessment on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, our management has concluded that, as of December 31, 2010, our internal control over financial reporting is effective.

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

Item 16C.       Principal Accountant Fees and Services.

Fees Paid to Independent Auditors

Fees billed or expected to be billed by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, and other members of Ernst & Young Global for professional services for each of the last two fiscal years were as follows:

Services Rendered	2009 Fees	2010 Fees
Audit (1)	$850,000	$717,000
Audit-related (2)	$139,000	$138,000
Tax (3)	$566,000	$832,000
Total	$1,555,000	$1,687,000

(1)
Audit fees are for audit services for each of the years shown in this table, including fees associated with the annual audit for 2010 (including audit in accordance with section 404 of the Sarbanes-Oxley act) and certain procedures regarding our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits.

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

Policies and Procedures

Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our external auditors - Ernst & Young.  The policy, which is designed to ensure that such services do not impair the independence of our auditors, requires pre-approval from the audit committee on an annual basis for the various audit and non-audit services that may be performed by our auditors.  If a type of service, that is to be provided by our auditors, has not received such general pre-approval, it will require specific pre-approval by our audit committee.  Any proposed services exceeding pre-approved cost levels or budgeted amounts will also require specific pre-approval by our audit committee.  The policy prohibits retention of the independent auditors to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public auditors.

Item 16D.       Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.        Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

On February 15, 2011, we announced that our board of directors authorized a program to repurchase up to $100 million of our issued and outstanding ordinary shares and ADRs. Repurchases may be made from time to time in the open market or in privately negotiated transactions and will be in accordance with applicable securities laws and regulations.  The timing and amount of the repurchase transactions will be determined by management and may depend on a variety of factors, including market conditions, alternative investment opportunities and other considerations.  The program does not obligate us to acquire any particular amount of ordinary shares and ADRs and the program may be modified or discontinued at any time without prior notice.

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

See pages F-1 through F-58 of this annual report attached hereto.

Item 19.	Exhibits.

Exhibit No.	Description
1.1
Amended and Restated Memorandum of Association, as approved on December 21, 2006 (English translation) (filed as Exhibit 1.1 to NICE-Systems Ltd.’s Annual Report on Form 20-F filed with the SEC on June 13, 2007, and incorporated herein by reference).

1.2
Amended and Restated Articles of Association, as amended on June 29, 2010 (filed as Exhibit 4.2 to NICE-Systems Ltd.’s Registration Statement on Form S-8 (Registration No. 333-168100) filed with the SEC on July 14, 2010, and incorporated herein by reference).

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

4.2
Share Purchase and Sale Agreement between NICE-Systems Ltd., certain subsidiaries of the NICE-Systems Ltd., and, Fortent, Inc. and certain subsidiaries of Fortent, Inc., dated as of August 31, 2009 (filed as Exhibit 4.4 to NICE-Systems Ltd.’s Annual Report on Form 20-F filed with the SEC on March 31, 2010, and incorporated herein by reference).

4.3
Asset Purchase Agreement, dated as of November 22, 2009, among Orsus Solutions Limited and its wholly-owned subsidiaries and NICE-Systems Ltd. and certain of its wholly-owned subsidiaries (filed as Exhibit 4.5 to NICE-Systems Ltd.’s Annual Report on Form 20-F filed with the SEC on March 31, 2010, and incorporated herein by reference).

4.4
Agreement and Plan of Merger, dated as of June 9, 2010, among NICE-Systems Ltd., certain subsidiaries of the NICE-Systems Ltd., e-Glue Software Technologies, Inc. and certain shareholder representatives of e-Glue.

4.5	Share Purchase Agreement, dated as of March 4, 2011, among NICE-Systems Ltd., IEX Corporation B.V. and CyberTech Beheer B.V. and Stichting Administratiekantoor Cybertech.
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

4.9
NICE Systems Ltd. 2008 Share Incentive Plan, as amended (filed as Exhibit 4.4 to NICE-System Ltd.’s Registration Statement on Form S-8 (Registration No. 333-171165) filed with the SEC on December 15, 2010, and incorporated herein by reference).

4.10
Orsus Solutions Limited 2007 Incentive Option Plan, as amended (filed as Exhibit 4.10 to NICE-Systems Ltd.’s Annual Report on Form 20-F filed with the SEC on March 31, 2010, and incorporated herein by reference).

4.11
e-Glue Software Technologies, Inc. 2004 Stock Option Plan, as amended (filed as Exhibit 4.4 to NICE-Systems Ltd.’s Registration Statement on Form S-8 (Registration No. 333-168100) filed with the SEC on July 14, 2010, and incorporated herein by reference).

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

AS OF DECEMBER 31, 2010

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

NICE SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of NICE Systems Ltd. ("the Company") and its subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2009 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2011 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 31, 2011	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

NICE SYSTEMS LTD.

We have audited NICE Systems Ltd.'s ("the Company") internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting included in the accompanying Management's Annual Report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010 and our report dated March 31, 2011 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 31, 2011	A Member of Ernst & Young Global

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2009	2010

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$214,811	$109,526
Short-term bank deposits	40,227	-
Marketable securities	68,623	242,593
Trade receivables (net of allowance for doubtful accounts of $ 6,039 and $ 4,102 at December 31, 2009 and 2010, respectively)	102,147	99,257
Other receivables and prepaid expenses	23,887	31,924
Inventories	14,445	10,861
Deferred tax assets	8,181	6,798

Total current assets	472,321	500,959

LONG-TERM ASSETS:
Marketable securities	224,828	311,081
Other long-term assets	29,314	31,118
Property and equipment, net	22,052	22,014
Other intangible assets, net	156,664	141,632
Goodwill	494,498	527,614

Total long-term assets	927,356	1,033,459

Total assets	$1,399,677	$1,534,418

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2009	2010

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$26,342	$20,019
Accrued expenses and other liabilities	261,519	307,031

Total current liabilities	287,861	327,050

LONG-TERM LIABILITIES:
Accrued severance pay	22,979	24,776
Deferred tax liabilities	25,899	19,705
Other long-term liabilities	184	2,127

Total long-term liabilities	49,062	46,608

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital-
Ordinary shares of NIS 1 par value:
Authorized: 125,000,000 shares at December 31, 2009 and 2010; Issued and outstanding: 61,958,508 and 63,384,481 shares at December 31, 2009 an 2010, respectively	15,492	15,875
Additional paid-in capital	892,139	939,064
Accumulated other comprehensive income	8,585	10,576
Retained earnings	146,538	195,245

Total shareholders' equity	1,062,754	1,160,760

Total liabilities and shareholders' equity	$1,399,677	$1,534,418

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2008	2009	2010
Revenues:
Products	$351,680	$281,783	$325,429
Services	272,482	301,332	364,022

Total revenues	624,162	583,115	689,451

Cost of revenues:
Products	95,861	88,030	107,190
Services	142,885	149,175	161,885

Total cost of revenues	238,746	237,205	269,075

Gross profit	385,416	345,910	420,376

Operating expenses:
Research and development, net	78,445	77,382	97,083
Selling and marketing	147,879	141,526	178,407
General and administrative	97,378	72,791	76,345
Amortization of acquired intangibles	14,493	16,012	19,489
Settlement and related expenses	9,870	-	-

Total operating expenses	348,065	307,711	371,324

Operating income	37,351	38,199	49,052
Financial income and other, net	11,236	7,597	8,981

Income before taxes on income	48,587	45,796	58,033
Taxes on income	9,480	3,040	9,326

Net income	$39,107	$42,756	$48,707

Net earnings per share:

Basic	$0.65	$0.70	$0.78

Diluted	$0.64	$0.68	$0.76

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total comprehensive income	Total shareholders' equity

Balance as of January 1, 2008	$14,801	$811,250	$13,068	$64,675		$903,794

Issuance of shares of ESPP	5	526	-	-		531
Exercise of share options	290	14,430	-	-		14,720
Stock-based compensation	-	25,321	-	-		25,321
Tax benefit in respect of offering expenses	-	892	-	-		892
Excess tax benefit from share-based payment arrangements	-	638	-	-		638
Restricted shares vesting in respect of Actimize acquisition	61	169	-	-		230
Comprehensive income:
Foreign currency translation adjustments	-	-	(14,405)	-	$(14,405)	(14,405)
Unrealized gains on marketable securities, net	-	-	1,432	-	1,432	1,432
Unrealized losses on derivative instruments, net	-	-	(1,438)	-	(1,438)	(1,438)
Net income	-	-	-	39,107	39,107	39,107

Total comprehensive income					$24,696

Balance as of December 31, 2008	15,157	853,226	(1,343)	103,782		970,822

Issuance of shares of ESPP	5	370	-	-		375
Exercise of share options	303	19,267	-	-		19,570
Stock-based compensation	-	18,237	-	-		18,237
Excess tax benefit from share-based payment arrangements	-	969	-	-		969
Restricted shares vesting in respect of Actimize acquisition	27	70	-	-		97
Comprehensive income:
Foreign currency translation adjustments	-	-	7,415	-	$7,415	7,415
Unrealized gains on marketable securities, net	-	-	2,206	-	2,206	2,206
Unrealized gains on derivative instruments, net	-	-	307	-	307	307
Net income	-	-	-	42,756	42,756	42,756

Total comprehensive income					$52,684

Balance as of December 31, 2009	$15,492	$892,139	$8,585	$146,538		$1,062,754

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total comprehensive income	Total shareholders' equity

Balance as of December 31, 2009	$15,492	$892,139	$8,585	$146,538		$1,062,754

Issuance of shares of ESPP	4	432	-	-		436
Exercise of share options	364	25,409	-	-		25,773
Stock-based compensation	-	21,054	-	-		21,054
Excess tax shortfall from share-based payment arrangements	-	(18)	-	-		(18)
Restricted shares vesting in respect of Actimize acquisition	15	48	-	-		63
Comprehensive income:
Foreign currency translation adjustments	-	-	135	-	$135	135
Unrealized losses on marketable securities, net	-	-	(1,001)	-	(1,001)	(1,001)
Unrealized gains on derivative instruments, net	-	-	2,857	-	2,857	2,857
Net income	-	-	-	48,707	48,707	48,707

Total comprehensive income					$50,698

Balance as of December 31, 2010	$15,875	$939,064	$10,576	$195,245		$1,160,760

As of December 31, 2008, 2009 and 2010, accumulated other comprehensive income (loss) was comprised of foreign currency translation adjustments of $ (1,819), $ 5,596 and $ 5,731, unrealized gains on marketable securities, net of tax, of $ 1,432, $ 3,638 and $ 2,637 and unrealized gains (losses) on derivative instruments, net of tax, of $ (956), $ (649) and $ 2,208, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2009	2010

Cash flows from operating activities:

Net income	$39,107	$42,756	$48,707
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	42,740	47,217	57,110
Stock-based compensation	25,321	18,237	21,054
Excess tax shortfall (benefit) from share-based payment arrangements	(638)	(969)	18
Accrued severance pay, net	1,506	(1,534)	(1,015)
Amortization of premium and accrued interest on marketable securities	1,504	1,656	328
Loss (gain) on marketable securities, net	4,924	(823)	(1,197)
Deferred taxes, net	(5,554)	(6,984)	(4,862)
Decrease (increase) in trade receivables, net	(232)	8,898	6,344
Decrease (increase) in other receivables and prepaid expenses	80	(2,265)	(4,200)
Decrease (increase) in inventories	(935)	(531)	3,546
Increase (decrease) in trade payables	189	1,536	(7,136)
Increase in accrued expenses and other liabilities	28,057	12,039	25,913
Other	(359)	453	410

Net cash provided by operating activities	135,710	119,686	145,020

Cash flows from investing activities:

Purchase of property and equipment	(15,454)	(8,851)	(11,704)
Proceeds from sale of property and equipment	20	70	13
Investment in marketable securities	(231,057)	(197,499)	(387,988)
Proceeds from maturity of marketable securities	64,725	140,396	66,635
Proceeds from sale and call of marketable securities	111,826	57,394	69,933
Investment in short-term bank deposits	(64,448)	(110,021)	-
Proceeds from short-term bank deposits	39,095	134,473	40,029
Payment for the acquisition of Fortent (a)	-	(72,700)	(300)
Payment for the acquisition of Orsus (b)	-	-	(21,456)
Payment for the acquisition of e-Glue (c)	-	-	(25,506)
Payment for other acquisitions	(21,679)	(12,226)	(5,005)
Capitalization of software development costs	(1,278)	(1,315)	(1,311)
Purchase of intangible assets	(3,533)	(1,000)	-
Receipt upon the realization of investment in an affiliate	964	-	-

Net cash used in investing activities	(120,819)	(71,279)	(276,660)

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2009	2010

Cash flows from financing activities:

Proceeds from issuance of shares upon exercise of options and ESPP	15,282	19,948	25,984
Excess tax benefit (shortfall) from share-based payment arrangements	638	969	(18)

Net cash provided by financing activities	15,920	20,917	25,966

Effect of exchange rate changes on cash	(3,054)	1,111	389

Increase (decrease) in cash and cash equivalents	27,757	70,435	(105,285)
Cash and cash equivalents at the beginning of the year	116,619	144,376	214,811

Cash and cash equivalents at the end of the year	$144,376	$214,811	$109,526

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Income taxes	$2,499	$5,554	$9,988

Interest	$52	$36	$28

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2008	2009	2010
(a)	Payment for the acquisition of Fortent:

	Fair value of assets acquired and liabilities assumed at the acquisition date:

	Working capital deficit (excluding cash and cash equivalents)	$-	$(9,796)	$-
	Property and equipment	-	1,302	-
	Long-term other receivables and prepaid expenses	-	536	-
	Long-term deferred tax assets	-	5,746	-
	Other intangible assets	-	35,000	-
	Goodwill	-	40,212	-

		-	73,000	-
	Add (less) - (accrued) acquisition payment	-	(300)	300

		$-	$72,700	$300
(b)	Payment for the acquisition of Orsus:

	Estimated fair value of assets acquired and liabilities assumed at the acquisition date:

	Working capital deficit (excluding cash and cash equivalents)	$-	$-	$(382)
	Severance pay fund			458
	Property and equipment	-	-	96
	Other intangible assets	-	-	14,331
	Goodwill	-	-	7,495
	Accrued severance pay	-	-	(542)

		$-	$-	$21,456

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2008	2009	2010
(c)	Payment for the acquisition of e-Glue:

	Estimated fair value of assets acquired and liabilities assumed at the acquisition date:

	Working capital deficit (excluding cash and cash equivalents)	$-	$-	$(3,538)
	Property and equipment	-	-	306
	Long-term deposits	-	-	48
	Severance pay fund	-	-	127
	Long-term deferred tax assets	-	-	876
	Other intangible assets	-	-	11,000
	Goodwill	-	-	22,576
	Accrued severance pay	-	-	(257)
	Long-term deferred tax liabilities	-	-	(59)

		-	-	31,079
	Add - amount due from e-Glue shareholders	-	-	269
	Less - accrued earn out payment	-	-	(5,842)

		$-	$-	$25,506

Tax benefit on offering expenses		$892	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.        General:

NICE Systems Ltd. ("NICE") and subsidiaries (collectively - "the Company") is a worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Across the Company’s businesses, its solutions capture unstructured data from various customer touch points, financial transaction channels and security related sensors. Through cross-channel analytics capabilities, the intent that underlies the data is revealed and insights are delivered to the organization. The Company’s real-time impact solutions drive personalized response to these insights during the interaction, transaction or event, taking into account the specific context. The Company’s solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. The Company’s offerings for the enterprise, financial crime and security sectors serve three main needs: improving business performance, decreasing financial risk, and enhancing safety and security. The Company’s solutions capture interactions, transactions and data from multiple sources, systems and sensors, including telephones, emails, video, radio, geo-location, web and more. They provide valuable insight about the business or security situation by applying real-time, cross-channel analytics to realize the intent of customers, and criminals such as terrorists or fraudsters, to enable proactive response for real-time impact. The Company serves organizations in the enterprise, financial crime and security sectors representing a variety of sizes and industries. The Company’s enterprise customers span a variety of industries, such as financial services, telecommunications, healthcare, outsourcers, retail, media, travel, service providers, utilities and others. The Company’s financial crime solutions primarily serve financial services organizations. The Company’s security solutions are tailored to protect city centers, transportation systems, critical infrastructure, enterprise campuses and more.

The Company's markets are located primarily in North America, Europe, the Middle East and Africa ("EMEA") and Asia Pacific ("APAC").

The Company depends on a limited number of contract manufacturers for producing its products. If any of these manufacturers becomes unable or unwilling to continue to manufacture or fails to meet the quality or delivery requirements needed to satisfy the Company's customers, it could result in the loss of sales, which could adversely affect the Company's results of operations and financial position.

The Company relies upon a number of independent distributors to market, sell and service its products in certain markets. If the Company is unable to effectively manage and maintain relationships with its distributors, or to enter into similar relationships with others, its ability to market and sell its products in these markets will be adversely affected. In addition, a loss of a major distributor, or any event negatively affecting such distributor's financial condition, could cause a material adverse effect on the Company's results of operations and financial position.

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

2.
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

3.
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

4.
Acquisition of Fortent:

On August 31, 2009, the Company completed the acquisition of all of the outstanding shares of certain subsidiaries of Fortent Inc. ("Fortent"), for total consideration of $ 73,000 in cash. Fortent is a leading provider of analytics based Anti-Money Laundering and financial crime prevention software solutions for the financial services industry.

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

IPR&D in the amount of $ 1,440 represents incomplete research and development projects that have not reached technological feasibility and have no alternative future use as of the date of the acquisition.  Upon completion of development, the acquired IPR&D will be considered finite-lived assets and will be amortized accordingly.

5.
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

6.
Acquisition of Orsus:

On January 11, 2010, the Company completed the acquisition of certain assets of Orsus Solutions Ltd. (“Orsus”), for total consideration of $ 21,456 in cash. Orsus is a leading provider of security management software solutions. Orsus’ situator is a situation management software platform that enables situation planning, response and analysis for security, safety and emergency markets. The integration of Orsus’ solution with the Company’s security offering enhances the Company’s leadership position in the security market and enables the Company to provide a comprehensive pre-integrated portfolio of security management solutions tailored to protect city centers, transportation systems, critical infrastructure, and enterprise campuses.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

Under the purchase agreement, the Company assumed the unvested options of Orsus and converted them into NICE options and restricted stock units (“RSUs”), based on the agreed exchange ratio. Part of the options assumed will vest over 4 years, as follows: (i) 25% shall vest and become exercisable at the lapse of a 12 month period from the closing date, and (ii) the balance thereof shall vest on a quarterly basis during the 36 months period thereafter, such that 6.25% shall vest and become exercisable at the lapse of each quarter. The remaining options assumed will vest as follows: 50% of the options shall vest 12 months after the closing date and the remaining shall vest at the lapse of 6 months thereafter. In accordance with ASC 805-30-30-12 the Company measured the fair value of the assumed options and RSUs on the closing date and recorded compensation expenses over the requisite post-combination service period.

The acquisition was accounted for by the acquisition method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of Orsus. The results of the Orsus operations have been included in the consolidated financial statements since January 11, 2010. The Company recorded trademark of $ 10, core technology of $ 7,974, customer relationships of $ 6,347 and goodwill of $ 7,495.

7.
Acquisition of Lamda:

On May 25, 2010, the Company completed the acquisition of Lamda Communication Networks Ltd. (“Lamda”), for  total consideration of $ 6,927, comprised of $ 4,996 in cash and $ 1,931 representing the fair value of a potential earn out based on performance milestones amounting to a maximum additional payment of $ 3,000. The addition of Lamda’s satellite communication interception technology enhances the Company’s existing capabilities and complement the current offering of advanced applications such as monitoring, traffic analysis and voice analytics. The acquisition was accounted for by the acquisition method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of Lamda. The results of the Lamda operations have been included in the consolidated financial statements since May 25, 2010. The Company recorded technology and goodwill in the amounts of $ 5,092 and $ 2,330, respectively.

8.
Acquisition of e-Glue:

On July 15, 2010, the Company completed the acquisition of all of the outstanding shares of e-Glue Software Technologies Inc. and its subsidiaries (“e-Glue”), a leading provider of Real-Time decisioning and agent guidance solutions for an aggregate consideration of $ 31,383. The total purchase price of e-Glue was composed of the following:

Cash	$25,810
Amount due from shareholders	(269)
Fair value of earn out *)	5,842

Total purchase price	$31,383

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

*)	Represents fair value of potential earn out based performance milestones amounting to maximum of $ 6,000. Subsequent to the balance sheet date, the Company paid the earn out payment.

The acquisition of e-Glue expands the Company's position as the industry leader in the enterprise sector as it further increases the Company’s core contact center business applications and back office offering.  e-Glue’s capabilities of process automation, real-time monitoring and guidance extends the Company's ability to address workforce efficiency, effectiveness, and compliance adherence in back office operation. The value of goodwill is attributed to synergies between the NICE SmartCenter portfolio and e-Glue’s products and services.

The acquisition was accounted for by the acquisition method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of e-Glue. The results of the e-Glue operations have been included in the consolidated financial statements since July 14, 2010.

Under the purchase agreement, the Company assumed the unvested options and RSUs of e-Glue and converted them into NICE options and RSUs at par value, based on the agreed exchange ratio. Under the term of the options and RSUs, 33% of the options and RSUs granted will become exercisable on each of the first, second and third anniversaries from the date of closing. In accordance with ASC 805-30-30-12 the Company measured the fair value of the assumed options and RSUs on the closing date and recorded compensation expenses over the requisite post-combination service period.

Under the terms of the acquisition agreement, additional contingent consideration of $ 1,000 in cash will be paid to e-Glue's employees based on services rendered to the Company. The funds will be released to the employees as follows: 25% shall vest and be released one year after closing and the remainder shall vest and be released on December 31, 2011. In accordance with ASC 805, the contingent consideration will be recognized over the employment period rather than as part of the purchase price.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Cash	$304
Trade receivables	2,931
Other receivables and prepaid expenses	70
Current deferred tax assets	305
Property and equipment	306
Long-term deposits	48
Severance pay fund	127
Long-term deferred tax assets	876
Core technology	8,600
Non-compete agreement	100
Customer relationships	2,300
Goodwill	22,576

Total assets acquired	38,543

Trade payables	(839)
Accrued expenses and other liabilities	(4,383)
Deferred revenues	(1,108)
Current deferred tax liabilities	(514)
Long-term deferred tax liabilities	(59)
Accrued severance pay	(257)

Total liabilities assumed	(7,160)

Net assets acquired	$31,383

In performing the purchase price allocation, management considered, among other factors, analyses of historical financial performance, highest and best use of the acquired assets and estimates of future performance of e-Glue’s products. The fair value of intangible assets was based on market participant approach using an income approach.

Core technology, non-compete agreement and customer relationships in the amount of $ 11,000 are amortized at an annual weighted average rate of 20%.

Revenues of e-Glue for the period since the acquisition date through December 31, 2010, which are included in the consolidated financial statements, amounted to $ 1,271.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

9.
Unaudited pro forma condensed results of operations:

The following represents the unaudited pro forma condensed results of operations for the years ended December 31, 2009 and 2010 assuming that the acquisitions of Orsus, Lamda and e-Glue occurred on January 1, 2009 and 2010. The pro forma information is not necessarily indicative of the results of operations that would have actually occurred had the acquisitions been consummated on those dates, nor does it purport to represent the results of operations for future periods.

	Year ended December 31,	Year ended December 31,
	2009	2010
	Unaudited	Unaudited

Revenues	$588,277	$690,787

Net income	$28,590	$34,925

Basic net earnings per share	$0.47	$0.56

Diluted net earnings per share	$0.46	$0.54

10.	Acquisition costs for the years ended December 31, 2009 and 2010 amounted to $ 4,069 and $ 1,854, respectively, and were included in general and administrative expenses.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").

a.
Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

b.
Financial statements in United States dollars:

The currency of the primary economic environment in which the operations of NICE and certain subsidiaries are conducted is the U.S. dollar ("dollar"); thus, the dollar is the functional currency of NICE and certain subsidiaries.

NICE and certain subsidiaries' transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with ASC 830, "Foreign Currency Matters". All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of income as financial income or expenses, as appropriate.

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

                            f.              Marketable securities:

The Company accounts for investments in debt securities in accordance with ASC 320, "Investments - Debt and Equity Securities". Management determines the appropriate classification of its investments in debt securities at the time of purchase and re-evaluates such determinations at each balance sheet date.

Marketable securities classified as "available-for-sale" are carried at fair value, based on quoted market prices. Unrealized gains and losses are reported in a separate component of shareholders' equity in accumulated other comprehensive income (loss). Gains and losses are recognized when realized, on a specific identification basis, in the Company's consolidated statements of income.

On April 1, 2009, the Company adopted the updated guidance as codified in ASC 320-10-65 that changed the impairment and presentation model for its available for sale debt securities. Under the updated impairment model, other-than-temporary impairment loss is recognized in earnings if the entity has the intent to sell the debt security, or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, if an entity does not expect to sell a debt security, it still needs to evaluate expected cash flows to be received and determine if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized currently in earnings. Amounts relating to factors other than credit losses are recorded in other comprehensive income (loss), net of taxes. The adoption of the updated guidance had no impact on the Company's consolidated financial position, results of operations or cash flows.

                            g.            Inventories:

Inventories are stated at the lower of cost or market value. The cost of raw materials is determined by the "standard cost" method, and the cost of finished goods on the basis of costs charged by third party manufacturer. The cost of work-in-progress related to long-term contracts includes materials, subcontractors and other direct costs.

Inventory write-downs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, and discontinued products and for market prices lower than cost, if any. At the point of the loss recognition, a new lower cost basis for that inventory is established. In addition, the Company records a liability for firm non-cancelable and unconditional purchase commitments with contract manufacturers for quantities in excess of the Company's future demands forecast consistent with its valuation of excess and obsolete inventory. Inventory write-downs for 2008, 2009 and 2010 were $ 130, $ 1,586 and $ 1,203, respectively, and have been included in cost of revenues.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Property and equipment, net:

 Property and equipment are stated at cost, net of accumulated depreciation.

 Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	6 - 20

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

In connection with business combinations consummated through December 31, 2008, amounts assigned to intangible assets to be used in a particular research and development project that have not reached technological feasibility and have no alternative future use were charged to In Process Research and Development write off at the acquisition date. Commencing January 1, 2009, acquired IPR&D is no longer being expensed on acquisition, but capitalized and assessed for impairment at least annually until the completion of development and afterwards is amortized over its useful life. No impairment loss was identified in 2010.

j.
Impairment of long-lived assets:

The Company's long-lived assets and identifiable intangibles that are subject to amortization are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. In 2008, 2009 and 2010, no impairment indicators have been identified.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.
Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, goodwill is not amortized, but rather is subject to an annual impairment test.

ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Until January 1, 2010, the Company operated in three geographical segments (Americas, EMEA and APAC) and an additional operating segment, Actimize, all of which comprised its reporting units. Commencing January 1, 2010, the Company operates in three operation-based segments: Enterprise Interaction Solutions sector ("EIS"), Public Safety and Security sector ("PS") and Risk and Financial Crime Solutions sector (previously Actimize), and these segments comprise its reporting units. As of January 1, 2010, the Company reassigned goodwill to the new reporting units in accordance with ASC 350-20-35-45, based on their relative fair values.

Fair value is determined using discounted cash flows. Significant estimates used in the fair value methodologies include estimates of future cash flows, future growth rates and the weighted average cost of capital of the reporting units. The Company performed annual impairment tests during the fourth quarter of 2008, 2009 and 2010 and did not identify any impairment losses.

l.
Revenue recognition:

The Company generates revenues from sales of products, which include hardware and software, software licensing, professional services and maintenance. Professional services include mainly installation, project management, customization, consulting and training. The Company sells its products indirectly through a global network of distributors, system integrators and strategic partners, all of whom are considered end-users, and through its direct sales force.

Revenues from sales of product and software licensing are recognized when all criteria outlined in ASC 985-605, "Revenue Recognition", are met. Revenue from products and software licensing is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable.

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

The Company's policy for establishing VSOE of fair value of maintenance services is based on the price charged when the maintenance is renewed separately. Establishment of VSOE of fair value of installation, project management, consulting, customization and training services is based on the price charged when these elements are sold separately.

Revenues from fixed price contracts that require significant customization, integration and installation are recognized based on ASC 605-35, "Construction-Type and Production-Type Contracts", using the percentage-of-completion method of accounting based on the ratio of costs related to contract performance incurred to date to the total estimated amount of such costs. The amount of revenue recognized is based on the total fees under the product agreement and the percentage of completion achieved. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contact. The revenues from such arrangements are allocated between product revenues and professional services revenues to reflect the portion of each revenue source separately. Revenues allocated to services are based on the VSOE of fair value of the services in the arrangement and revenues allocated to product are the residual amount.

The Company maintains a provision for product returns in accordance with ASC 605, "Revenue Recognition". The provision is estimated based on the Company's past experience and is deducted from revenues. As of December 31, 2009 and 2010, the provision for product returns amounted to $ 2,610 and $ 2,810, respectively.

Deferred revenues include advances and payments received from customers, for which revenue has not yet been recognized.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.
Research and development costs:

Research and development costs (net of grants) incurred in the process of software production before establishment of technological feasibility are charged to expenses as incurred. Costs of the production of a product master incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in ASC 985-20, "Software - Costs of Software to be Sold, Leased, or Marketed". Based on the Company's product development process, technological feasibility is established upon completion of a detailed program design.

Costs incurred by the Company between completion of the detailed program design and the point at which the product is ready for general release, have been capitalized.

Capitalized software development costs are amortized commencing with general product release by the straight-line method over the estimated useful life of the software product.

n.
Income taxes:

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". This topic prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized.

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

The Company's marketable securities include investment in corporate debentures, U.S. Treasuries, U.S. government agency debentures and Israeli Treasury Bills. The Company's investment policy limits the amount that the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

The Company entered into forward contracts, and option strategies intended to protect against the increase in value of forecasted non-dollar currency cash flows. The derivative instruments hedge a portion of the Company's non-dollar currency exposure. The Company also entered into a SWAP contract intended to protect against the changes in the fair value of a recognized asset (Israeli Treasury Bills). See Note 2(w) below and Note 11.

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

The Company's agreements with employees in Israel, joining the Company since May 1, 2009, are in accordance with Section 14 of the Severance Pay Law, 1963, whereas, the Company's contributions for severance pay shall be instead of its severance liability. Upon contribution of the full amount of the employee's monthly salary, and release of the policy to the employee, no additional calculations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as they are legally released from obligation to employees once the deposit amounts have been paid.

Severance pay expense for 2008, 2009 and 2010 amounted to $ 7,822, $ 7,709 and $ 8,978, respectively.

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 6% of their eligible compensation, but generally not greater than $ 16.5 per year, (for certain employees over 50 years of age the maximum contribution is $ 22 per year) of their annual compensation to the plan through salary deferrals, subject to IRS limits. The Company matches 50% of employee contributions to the plan up to a limit of 6% of their eligible compensation. In the years 2008, 2009, and 2010, the Company recorded an expense for matching contributions in the amount of $ 2,154, $ 2,330 and $ 2,723, respectively.

r.
Basic and diluted net earnings per share:

Basic net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year plus dilutive potential equivalent Ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share".

The weighted average number of shares related to outstanding anti-dilutive options and restricted shares excluded from the calculations of diluted net earnings per share was 3,133,816, 3,867,517 and 2,086,379 for the years 2008, 2009 and 2010, respectively.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.
Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation - Stock Compensation", which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statements.

The Company recognizes compensation expenses for the value of its awards, which have graded vesting, based on the accelerated attribution method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model and values restricted stock based on the market value of the underlying shares at the date of grant. The Black-Scholes-Merton model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. Federal Reserve zero-coupon bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

t.
Fair value of financial instruments:

The Company applies ASC 820, "Fair Value Measurements and Disclosures". Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

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

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The hierarchy is broken down into three levels based on the inputs as follows:

•	Level 1 -
Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

•	Level 2 -	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•	Level 3 -	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

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

The following tables present assets and liabilities measured at fair value on a recurring basis at December 31, 2009 and 2010:

	2009
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Marketable securities:
Corporate debentures	$-	$208,569	$-	$208,569
U.S. Treasuries	-	40,959	-	40,959
U.S. Government agency debentures	-	43,923	-	43,923

Total marketable securities	$-	$293,451	$-	$293,451

Derivative assets	$-	$187	$-	$187

Derivative liabilities	$-	$(255)	$-	$(255)

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	2010
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Marketable securities:
Corporate debentures	$-	$349,329	$-	$349,329
U.S. Treasuries	-	18,948	-	18,948
U.S. Government agency debentures	-	32,985	-	32,985
Israeli Treasury Bills	-	152,412	-	152,412

Total marketable securities	$-	$553,674	$-	$553,674

Derivative assets	$-	$2,423	$-	$2,423

Derivative liabilities	$-	$(8,775)	$-	$(8,775)

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

v.	Advertising expenses: Advertising expenses are charged to expense as incurred. Advertising expenses for the years 2008, 2009 and 2010 were $ 8,047, $ 5,883 and $ 6,969, respectively.

w.
Derivatives and hedging activities:

The Company carries out transactions involving foreign currency exchange derivative financial instruments. The transactions are designed to hedge the Company's exposure in currencies other than the dollar. The Company recognizes derivative instruments as either assets or liabilities and measures those instruments at fair value. If a derivative meets the definition of a cash flow hedge and is so designated, changes in the fair value of the derivative are recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative qualified and designated as a hedge is recognized in earnings. If a derivative does not meet the definition of a hedge, the changes in the fair value are included in earnings. If a derivative meets the definition of a fair value hedge and is so designated, the change in the fair value of the derivative is recognized in profit or loss. The change in the fair value of the hedged item is also recognized in profit or loss.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.
Adoption of New Accounting Standards:

In January 2010, the FASB issued ASU 2010-06, updating the "Fair Value Measurements Disclosures" codified in ASC 820. This update requires (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and require disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. As applicable to the Company, this update became effective in these annual financial statements. The adoption of the new guidance did not have a material impact on the Company’s consolidated financial statements.

In February 2010, the FASB issued amendments to certain recognition and disclosure requirements of Subsequent Events codified in ASC 855, "Subsequent Events". This update removes the requirement to disclose the date through which subsequent events were evaluated in both originally issued and reissued financial statements for "SEC Filers." The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.
Impact of Recently Issued Accounting Standards

In October 2009, the FASB issued an update to ASC 605-25, "Revenue Recognition - Multiple-Element Arrangements", that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to: (i) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated;  (ii) require an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have VSOE of selling price  or third-party evidence of selling price; (iii) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (iv) require expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance. The update is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, or retrospectively, for all periods presented. Adoption is mandatory beginning January 1, 2011. The Company does not expect the adoption of this update to have a material effect on the Company's consolidated financial statements.

In October 2009, the FASB issued an update to ASC 985-605, "Software-Revenue Recognition". In accordance with the update to the ASC, tangible products containing software components and non-software components that function together to deliver the tangible product's essential functionality are excluded from the scope of the software revenue recognition guidance. In addition, hardware components of a tangible product containing software component are always excluded from the software revenue guidance. The update is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, or retrospectively, for all periods presented.

The Company does not expect the adoption of this update to have a material effect on the Company's consolidated financial statements.

In December 2010, the EITF issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations codified in ASC 805, "Business Combinations". This ASU responds to diversity in practice about the interpretation of the pro forma disclosure requirements for business combinations. When a public entity’s business combinations are material on an individual or aggregate basis, the notes to its financial statements must provide pro forma revenue and earnings of the combined entity as if the acquisition date(s) had occurred as of the beginning of the annual reporting period. The ASU clarifies that if comparative financial statements are presented, the pro forma disclosures for both periods presented (the year in which the acquisition occurred and the prior year) should be reported as if the acquisition had occurred as of the beginning of the comparable prior annual reporting period only and not as if it had occurred at the beginning of the current annual reporting period. The ASU also expands the supplemental pro forma disclosure requirements to include a description of the nature and amount of any material non-recurring adjustments that are directly attributable to the business combination. The guidance in the ASU is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15 2010, and should be applied prospectively. The Company believes that the adoption could have an impact on its pro forma information in future periods; however, the impact would depend on the nature, terms and magnitude of acquisitions it consummates in the future.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	MARKETABLE SECURITIES

The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of available-for-sale marketable securities as of December 31, 2009 and 2010:

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Estimated fair value
	December 31,		December 31,		December 31,		December 31,
	2009	2010	2009	2010	2009	2010	2009	2010

Corporate debentures	$205,297	$347,116	$3,382	$3,402	$110	$1,189	$208,569	$349,329
U.S. Treasuries	40,118	18,075	901	873	60	-	40,959	18,948
U.S. Government agency debentures	44,042	32,996	39	40	158	51	43,923	32,985
Israeli Treasury Bills	-	152,451	-	5	-	44	-	152,412

	$289,457	$550,638	$4,322	$4,320	$328	$1,284	$293,451	$553,674

The scheduled maturities of available-for-sale marketable securities as of December 31, 2010 were as follows:

	Amortized	Estimated
	cost	fair value

Due within one year	$241,597	$242,593
Due after one year through five years	309,041	311,081

	$550,638	$553,674

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2009	2010

Government authorities	$6,340	$9,446
Interest receivable	2,185	5,114
Prepaid expenses	11,813	10,962
Other	3,549	6,402

	$23,887	$31,924

NOTE 5:-	INVENTORIES

	December 31,
	2009	2010

Raw materials	$2,354	$2,509
Work-in-progress	2,244	1,324
Finished goods	9,847	7,028

	$14,445	$10,861

NOTE 6:-	OTHER LONG-TERM ASSETS

	December 31,
	2009	2010

Investment in affiliates	$236	$236
Severance pay fund	20,398	22,986
Other receivables and prepaid expenses	3,092	2,227
Deferred tax assets	5,588	5,669

	$29,314	$31,118

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2009	2010

Cost:
Computers and peripheral equipment	$65,550	$73,714
Office furniture and equipment	14,422	14,596
Leasehold improvements	10,984	11,950

	90,956	100,260
Accumulated depreciation:
Computers and peripheral equipment	52,291	60,046
Office furniture and equipment	10,806	11,397
Leasehold improvements	5,807	6,803

	68,904	78,246

Depreciated cost	$22,052	$22,014

Depreciation expense totaled $ 10,260, $ 11,570 and $ 11,757 for the years 2008, 2009 and 2010, respectively.

NOTE 8:-	OTHER INTANGIBLE ASSETS, NET

a.     Definite-lived other intangible assets:

	December 31,
	2009	2010

Original amounts:

Capitalized software development costs	$10,242	$10,691
Core technology	124,748	147,083
Trademarks	8,876	8,927
Customer relationships and distribution network	125,320	133,180

	269,186	299,881

Accumulated amortization:

Capitalized software development costs	7,525	7,903
Core technology	59,131	84,697
Trademarks	6,207	7,766
Customer relationships and distribution network	41,092	59,253

	113,955	159,619

Other intangible assets, net	$155,231	$140,262

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	OTHER INTANGIBLE ASSETS, NET (Cont.)

b.	Amortization expense amounted to $ 32,480, $ 35,647 and $ 45,353 for the years 2008, 2009 and 2010, respectively.

c.	Estimated amortization expense (excluding amortization of capitalized software development costs):

For the year ended December 31,

2011	$41,372
2012	37,292
2013	28,436
2014	15,099
2015	9,210
2016 and thereafter	6,065

$137,474

d.	Indefinite-lived intangible assets consist of IPR&D in the amounts of $ 1,433 and $ 1,370 as of December 31, 2009 and 2010, respectively.

NOTE 9:-	GOODWILL

The changes in the carrying amount of goodwill allocated to reportable segments for the years ended December 31, 2009 and 2010 are as follows:

	Year ended December 31, 2009
	Americas	EMEA	APAC	Actimize	Total

As of December 31, 2008	$173,313	$50,667	$1,981	$219,543	$445,504

Acquisitions	-	3,379	-	41,970	45,349

Functional currency translation adjustments	305	2,805	616	(81)	3,645

As of December 31, 2009	$173,618	$56,851	$2,597	$261,432	$494,498

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	GOODWILL (Cont.)

	Year ended December 31, 2010
	Enterprise Interaction Solutions	Public Safety and Security	Risk and Financial Crime Solutions	Total

As of January 1, 2010	$191,027	$42,039	$261,432	$494,498

Acquisitions	22,576	9,825	-	32,401
Functional currency translation adjustments	674	41	-	715

As of December 31, 2010	$214,277	$51,905	$261,432	$527,614

NOTE 10:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2009	2010

Employees and payroll accruals	$45,251	$43,925
Accrued expenses	53,377	74,455
Deferred revenues and advances from customers	121,515	140,388
Government authorities	35,607	43,623
Other	5,769	4,640

	$261,519	$307,031

NOTE 11:-	DERIVATIVE INSTRUMENTS

The Company's risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates.

ASC 815, "Derivatives and Hedging", requires the Company to recognize all of its derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	DERIVATIVE INSTRUMENTS (Cont.)

The Company entered into derivative instrument arrangements to hedge a portion of anticipated New Israeli Shekel ("NIS") payroll payments and to hedge forecasted Euro payments received from construction-type contract net of Euro payments to sub-contractors. These derivative instruments are designated as cash flows hedges, as defined by ASC 815. The transactions to hedge salary payments and net receivables from construction-type contract are made on denominated amounts that are no greater than forecasted cash flows for salaries and benefits and forecasted net receivables from construction-type contracts according to the Company's budget and on the dates that the cash flows are expected to be paid or received. These transactions are effective and as a result, are recorded as payroll expenses or as revenues and cost of revenues, respectively, at the time that the hedged income/ expense is recorded. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the line item associated with the hedged transaction in the period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in financial income (expense) in the period of change.

The Company also entered into SWAP contracts, to hedge Israeli Treasury Bills denominated in NIS against changes in USD/NIS exchange rate fluctuations. These derivative instruments are designated as fair value hedges, as defined by ASC 815. Changes in fair value of these derivatives are reported in financial income (expense) in the period of change. The portion of the change in fair value of the hedged Israeli Treasury Bills which is attributable to the changes in the foreign exchange rate is reflected directly in earnings and recorded as financial income (expense).

	Notional amount		Fair value
	December 31,		December 31,
	2009	2010	2009	2010

Option contracts to hedge payroll expenses	$28,200	$58,000	$187	$2,423
Forward contracts to hedge payroll expenses	16,100	-	(77)	-
Forward contracts to hedge construction-type contracts	11,668	-	(178)	-
SWAP contracts to hedge Israeli Treasury Bills exposure	-	150,872	-	(8,775)

	$55,968	$208,872	$(68)	$(6,352)

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	DERIVATIVE INSTRUMENTS (Cont.)

The Company currently hedges its exposure to the variability in future cash flows for a maximum period of one year. At December 31, 2010, the Company expects to reclassify all of the net gains on derivative instruments in the amount of $ 2,208 from accumulated other comprehensive income to earnings during the next twelve months.

The fair value of the Company's outstanding derivative instruments at December 31, 2009 and 2010 is summarized below:

		Fair value of derivative instruments
		December 31,
	Balance sheet location	2009	2010
Derivative assets:

Foreign exchange option contracts		$262	$2,425
Foreign exchange forward contracts		217	-

		$479	$2,425
Derivative liabilities:

Foreign exchange option contracts		$(75)	$(2)
Foreign exchange forward contracts		(472)	(8,775)

		$(547)	$(8,777)

Derivative assets	Other receivables and prepaid expenses	$187	$2,423
Derivative liabilities	Accrued expenses and other liabilities	$(255)	$(8,775)

The effect of derivative instruments in cash flow hedging relationship on income and other comprehensive income for the years ended December 31, 2008, 2009 and 2010 is summarized below:

	Amount of gain (loss) recognized in OCI on derivative (effective portion)
	Year ended December 31,
	2008	2009	2010
Derivatives in cash flow hedging relationship:

Foreign exchange option contracts	$114	$(1,171)	$(3,193)
Foreign exchange forward contracts	(968)	2,888	(778)

	$(854)	$1,717	$(3,971)

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	DERIVATIVE INSTRUMENTS (Cont.)

		Amount of gain (loss) reclassified from OCI into income (expenses) (effective portion)
		Year ended December 31,
Derivative in cash flow hedging relationship:	Statements of income line item	2008	2009	2010

Foreign exchange option contracts	Cost of revenues and operating expenses	$246	$670	$1,127
Foreign exchange forward contracts	Cost of revenues and operating expenses	2,047	(2,665)	(51)

		$2,293	$(1,995)	$1,076

The ineffective portion of the gain (loss) resulting from the change in fair value of a cash flow hedge for the years ended December 31, 2008, 2009 and 2010 amounted to $ 0, $ (30) and $ 38, respectively.

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company leases office space, office equipment and various motor vehicles under operating leases.

1.	The Company's office space and office equipment are rented under several operating leases.

 Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, were as follows:

2011	$13,878
2012	11,954
2013	10,582
2014	10,200
2015	9,978
2016 and thereafter	59,076

$115,668

Rent expenses for the years 2008, 2009 and 2010 were approximately $ 13,286, $ 14,808 and $ 16,202, respectively.

2.	The Company leases its motor vehicles under cancelable operating lease agreements.

The minimum payment under these operating leases, upon cancellation of these lease agreements was $ 2,189 as of December 31, 2010.

Lease expenses for motor vehicles for the years 2008, 2009 and 2010 were $ 5,387, $ 5,249 and $ 5,507, respectively.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-       COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.
Other commitments:

The Company is obligated under certain agreements with its suppliers to purchase goods and under an agreement with its manufacturing subcontractor to purchase projected inventory and excess inventory. Non cancelable obligations, net of provisions, as of December 31, 2010, were $ 2,643. These obligations will be fulfilled during 2011.

The Company is obligated to purchase services from one of its subcontractors relating to the installation and maintenance of its equipments at certain installation bases. Non cancelable obligations as of December 31, 2010, were $224.

    c.              Legal proceedings:

1.
In December 2006, Calyon Corporate and Investment Bank ("Calyon") filed a suit against the Company in the District Court of Tel Aviv, demanding repayment of $ 648 plus accrued interest, for a total amount of $ 740. The Company deducted this amount in January 2004 from a payment transferred in connection with the acquisition of Thales Contact Solutions ("TCS"). The Company had notified TCS in 2004 that it had set off such amount with respect to an overdue payment by TCS to the Company. The dispute was submitted to mediation, however the mediation process failed and the proceedings were returned to the District Court of Tel Aviv. The Court ordered the parties to file their respective affidavits. The trial date has been set for September 11, 2011. The Company is currently unable to evaluate the probability of a favorable or unfavorable outcome.

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

On December 18, 2007, the selling shareholders of FAST Video Security AG (the “Sellers”) issued a Notice of Arbitration in the Zurich Chamber of Commerce. Prior to the commencement of the arbitration proceedings, the Company released to the Sellers a partial payment of $ 1,400 out of the escrow funds and paid to the Sellers the amount of approximately $ 1,229.

On June 23, 2008, the Sellers filed their statement of claim, asking for payments of $ 1,600 (representing the balance of the escrow funds) plus additional amounts for interest, losses on the exchange rate and legal costs and expenses.

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

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-       COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

3.
On August 1, 2008, the Company entered into an agreement with Verint Systems Inc.  to settle and dismiss all patent disputes between the parties (which had been commenced with Witness Systems, Inc. prior to its acquisition by Verint). The following is a list of the litigations that were formally terminated by the applicable court following the execution of the settlement agreement:

Patent infringement lawsuit filed on July 20, 2004, by S.T.S. Software Systems Ltd. ("STS") in the U.S. District Court for the Southern District of New York charging Witness Systems, Inc. ("Witness") with infringement of VoIP patents in the U.S. The Court dismissed the claim and determined that Witness does not infringe the Company's patents.

Patent infringement action filed on August 30, 2004, by Witness in the Federal Court for the Northern District of Georgia against NICE Systems, Inc.  An additional patent infringement action was filed by Witness in January 19, 2006, in the Federal Court for the Northern District of Georgia against the Company and NICE Systems, Inc.

Patent infringement lawsuit filed on May 10, 2006, NICE and NICE Systems, Inc. against Witness in the United States District Court for District of Delaware. This lawsuit went to trial before a jury on January 14, 2008. The jury deadlocked and on January 25, 2008 and a mistrial was declared. The Company filed a motion for a new trial date for the case.

4.
On September 16, 2009, Fair Isaac Corporation ("FICO") filed a claim in the United States District Court for the District of Delaware against Actimize Inc. and the Company, claiming that Actimize and the Company are infringing two U.S. patents.  These patents cover various aspects of fraud detection. FICO requested damages and an injunction. On December 17, 2009, the parties agreed to dismiss the Company from the action. On December 21, 2009, Actimize filed a response and counterclaims. On January 25, 2010, Actimize filed an amended response and counterclaims. On January 25, 2011, FICO filed a first amended complaint, adding new allegations of infringement of two additional U.S. patents and allegations of willful infringement. The parties are currently engaged in fact discovery. A ten-day jury trial is scheduled for January 28, 2013. The Company is currently unable to evaluate the probability of a favorable or unfavorable outcome.

5.
On March 10, 2010, Nuvation Research Corporation ("Nuvation") filed a lawsuit against the Company with the Supreme Court of the State of New York. The lawsuit alleges, among others, that the Company breached a contract for design and development with Nuvation and defrauded Nuvation. Nuvation is claiming damages in a total amount of $ 8,000. On May 3, 2010, the Company filed an Answer and Counterclaim against Nuvation, denying the allegations and further claiming that the Company had the right to terminate its contract with Nuvation, and that as a consequence of the termination, the Company sustained damages in the amount of $ 5,000. The parties have exchanged discovery requests. The Company is currently unable to evaluate the probability of a favorable or unfavorable outcome.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-       COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

6.
On July 15, 2010, Tal-Yam Engineering Projects Management and Initiation (“Tal-Yam”) filed a suit against the Company in the Tel Aviv Magistrate’s Court. The suit alleges a breach of contract due to failure to pay for services rendered to the Company. Tal-Yam is seeking damages in the amount of approximately NIS 1.0 million and disclosure of certain invoices and related documentation. The Company submitted its statement of defense on October 24, 2010. The parties have agreed to participate in mediation pursuant to procedures under Israeli Law. The court ordered the conclusion of the preliminary proceedings between the parties by April 28, 2011. The Company is currently unable to evaluate the probability of a favorable or unfavorable outcome.

7.
Labor disputes:

On October 15, 2007, a former employee of Actimize Ltd., a wholly owned subsidiary of the Company, filed a claim with the Tel Aviv District Labor Court, seeking a declaration, that he is entitled to 0.5% of the outstanding share capital of Actimize Ltd. The preliminary stages of the claim ended and the parties submitted their testimonies by way of written affidavits. The hearing and cross-examination of the testimonies took place on June 16 and June 23, 2010. The parties filed their summations and are now awaiting judgment.  The Company is of the opinion that the chances of the claim to succeed are low.

On August 20, 2010, a former employee of IEX Corp., a wholly owned subsidiary of the Company filed a complaint with the District Court of the Northern District of Illinois, alleging that the Company and IEX Corp. engaged in prohibited discrimination in terminating his employment. The discovery phase of the litigation is taking place and no trial date has been set. The Company is currently unable to evaluate the probability of a favorable or unfavorable outcome.

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

In the event of distribution of dividends from the said tax-exempt income, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise's income. The tax-exempt income attributable to the "Approved Enterprise" programs mentioned above can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of NICE or its Israeli subsidiary. Tax-exempt income generated under the Company's Privileged Enterprise program will be subject to taxes upon dividend distribution (which includes the repurchase of the Company’s shares) or complete liquidation.

The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the Law and regulations published thereunder. Should the Company fail to meet such requirements in the future, income attributable to its Approved Enterprise and Privileged Enterprise programs could be subject to the statutory Israeli corporate tax rate and the Company could be required to refund a portion of the tax benefits already received, with respect to such programs. As of December 31, 2010, management believes that the Company is in compliance with all the conditions required by the Law.

The Company does not intend to distribute any amounts of its undistributed tax exempt income as dividends as it intends to reinvest its tax-exempt income within the Company. Accordingly, no deferred income taxes have been provided on income attributable to the Company's Approved or Privileged Enterprise programs as the undistributed tax exempt income is essentially permanent in duration.

As of December 31, 2010, approximately $ 246,000 is tax-exempt attributable to its various Approved and Privileged Enterprise programs. If such tax exempt income is distributed (other than in respect of the Approved Enterprise programs upon the complete liquidation of the Company), it would be taxed at the reduced corporate tax rate applicable to such profits (between 10%-25%) and an income tax liability of approximately $ 41,600 would be incurred as of December 31, 2010.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

In December 2010, the Law for Economic Policy for 2011 and 2012 (Amended Legislation) was passed, and among other things, amended the Law, ("the Amendment") effective January 1, 2011. According to the Amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the Amendment and from then on it will be subject to the amended tax rates as follows: 2011 and 2012 - 15%, 2013 and 2014 - 12.5% and in 2015 and thereafter - 12%.

The Company is examining the possible effect of the Amendment on its results, and at this time believes that the earliest date for adoption of the Amendment will be January 1, 2012.

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

c.
Net operating loss carryforward:

As of December 31, 2010, certain subsidiaries had tax loss carry-forwards totaling approximately $ 134,500 which can be carried forward and offset against taxable income with expiration dates ranging from 2010 and onwards. Approximately $ 85,400 of these carry-forward tax losses have no expiration date. The balance expires between 2011 and 2029.

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
Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2009	2010

Deferred tax assets:

Net operating losses carryforward	$30,387	$32,294
Acquired intangibles	3,749	2,277
Share based payments	6,977	7,423
Other	8,677	6,995

Deferred tax assets before valuation allowance	49,790	48,989
Valuation allowance	(18,316)	(21,365)

Deferred tax assets	31,474	27,624

Deferred tax liabilities:

Acquired intangibles	(43,990)	(35,281)

Deferred tax liabilities, net	$(12,516)	$(7,657)

	December 31,
	2009	2010
Current deferred tax assets	$8,181	$6,798
Long-term deferred tax assets	5,588	5,669
Current deferred tax liabilities	(386)	(419)
Long-term deferred tax liabilities	(25,899)	(19,705)

Deferred tax liabilities, net	$(12,516)	$(7,657)

Long-term deferred tax assets are included within other long-term assets in the balance sheets. Current deferred tax liabilities are included within accrued expenses and other liabilities in the balance sheets.

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from tax loss carry forwards and other reserves and allowances due to uncertainty concerning realization of these deferred tax assets.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

e.	A reconciliation of the Company's effective tax rate to the statutory tax rate in Israel is as follows:

	Year ended December 31,
	2008	2009	2010

Income before taxes on income, as reported in the consolidated statements of income	$48,587	$45,796	$58,033

Statutory tax rate in Israel	27%	26%	25%
Approved and Privileged Enterprise benefits *)	(11.9)%	(10.1)%	(9.8)%
Changes in valuation allowance	6.2%	0.1)%	(2.5)%
Earnings taxed under foreign law	1.4%	(4.5)%	0.3%
Other	(3.2)%	(4.9)%	3.1%

Effective tax rate	19.5%	6.6%	16.1%

*) Net earnings per Ordinary share - amounts of the benefit resulting from the "Approved and Privileged Enterprise" status
Basic	$0.10	$0.08	$0.09

Diluted	$0.09	$0.07	$0.09

f.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2008	2009	2010

Domestic	$36,000	$37,976	$38,404
Foreign	12,587	7,820	19,629

	$48,587	$45,796	$58,033

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

g.         Taxes on income are comprised as follows:

	Year ended December 31,
	2008	2009	2010

Current	$14,290	$9,055	$14,239
Deferred	(4,810)	(6,015)	(4,913)

	$9,480	$3,040	$9,326

Domestic	$4,646	$4,255	$4,180
Foreign	4,834	(1,215)	5,146

	$9,480	$3,040	$9,326

h.         Uncertain tax positions:

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2009	2010

Uncertain tax positions, beginning of year	$25,456	$31,896
Uncertain tax positions acquired during the year	-	294
Increases in tax positions for prior years	2,159	-
Decreases in tax positions for prior years	(239)	(305)
Increases in tax positions for current year	8,140	8,716
Settlements	(3,620)	(4,572)

Uncertain tax positions, end of year	$31,896	$36,029

Unrecognized tax benefits included $ 35,873 of tax benefits, which if recognized, would reduce the Company's annual effective tax rate. The Company has further accrued $ 1,291 of accrued interest related to uncertain tax positions as of December 31, 2010.

As of December 31, 2010, the Company is subject to Israeli income tax audits for the tax years 2006 through 2010, to U.S. federal income tax audits for the tax years of 2003 through 2010 and to other income tax audits for the tax years of 2006 through 2010.

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

In June 2008, the Company adopted the 2008 Share Incentive Plan ("the 2008 Plan"), to provide incentives to employees, directors, consultants and/or contractors by rewarding performance and encouraging behavior that will improve the Company's profitability. Under the 2008 Plan, the Company's employees, directors, consultants and/or contractors may be granted any equity-related award, including any type of an option to acquire the Company's Ordinary shares and/or share appreciation right and/or share and/or restricted share and/or restricted share unit and/or other share unit and/or other share-based award and/or other right or benefit under the 2008 Plan (each an "Award"). The options to acquire Ordinary shares are granted at an exercise price of not less than the fair market value of the Ordinary shares on the date of the grant, subject to certain exceptions which may be determined by the Company's Board of Directors, including in some cases options granted with an exercise price at par value.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-
SHAREHOLDERS' EQUITY (Cont.)

Generally, under the terms of the 2008 Plan, 25% of an Award granted become exercisable on the first anniversary of the date of grant and 6.25% become exercisable once every quarter during the subsequent three years. Specifically with respect to restricted share units at par value, unless determined otherwise by the Board of Directors, 25% of the restricted share units granted become vested on each of the four consecutive annual anniversaries following the date of grant. Awards with a vesting period expire six years after the date of grant. The 2008 Plan provides that the maximum number of shares that may be subject to Awards granted under the 2008 Plan shall be an amount per calendar year, equal to 3.5% of the Company's issued and outstanding share capital as of December 31 of the preceding calendar year. Such amount is reset for each calendar year.

In December 2010, the Company amended the 2008 Plan, such that: (i) options are granted at an exercise price equal to the average of the closing prices of one ordinary share, as quoted on the NASDAQ market, during the 30 consecutive calendar days preceding the date of grant, unless determined otherwise by the administrator of the 2008 Plan (including in some cases options granted with an exercise price equal to the nominal value of an ordinary share), and (ii) options granted with an exercise price equal to the nominal value of an ordinary share shall have a vesting schedule identical to that of restricted share units, as indicated above.

The fair value of the Company's stock options granted to employees and directors for the years ended December 31, 2008, 2009 and 2010 was estimated using the following assumptions:

	2008	2009	2010

Expected volatility	32.5%-39.8%	42.6%-47.7%	42.8%-48.4%
Weighted average volatility	34.2%	44.7%	43.7%
Risk free interest rate	1.7%-3.1%	1.2%-2.1%	0.8%-1.8%
Expected dividend	0%	0%	0%
Expected term (in years)	2.5-3.7	2.5-3.7	2.5-3.7

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of the Company's stock options activity and related information for the year ended December 31, 2010, is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2010	5,791,416	$22.94	4.3	$48,387
Granted	1,359,709	$19.93
Exercised	(1,298,296)	$6.94
Forfeited	(517,021)	$22.96
Cancelled	(108,733)	$34.44

Outstanding at December 31, 2010	5,227,075	$22.69	4.2	$63,863

Exercisable at December 31, 2010	2,039,606	$24.01	3.0	$22,217

On June 15, 2009, the Company repriced 1,020,400 outstanding options that were granted on September 2, 2008, from their previous exercise price of $ 30.25 to an exercise price of $ 22.53. The Company accounted for the re-pricing as a modification and recorded an additional compensation expense, in the amount of $ 2,082, which is recognized over the remaining vesting period or immediately for vested options.

On June 15, 2009, the Company's Board of Directors resolved to approve a privately negotiated transaction with certain executive officers, pursuant to which the Company exchanged 265,000 options granted in 2007 having an exercise price per share ranging between $ 34.00 and $ 39.00 with new options having an exercise price per share equal to $ 22.53. The new options vest in 25% annual increments over a four-year period from the new grant date and will expire six years following the new grant date. The Company accounted for the exchange as a modification and recorded an additional compensation expense, in the amount of $ 1,140, which is recognized over the new vesting period.

On August 5, 2009, pursuant to a tender offer commenced June 23, 2009, the Company exchanged on a three-for-one basis 1,492,204 options at exercise prices above $ 30 into 311,454 options and 185,932 RSUs (at par value). The new awards vest in 25% annual increments over a four-year period and have a new six-year term. The Company accounted for the exchange of options as a modification and recorded total incremental costs in the amount of $ 4,684 which is recognized over the new vesting period.

The weighted-average grant-date fair value of options granted during the years 2008, 2009 and 2010 was $ 8.6, $ 10.43 and $ 14.58, respectively.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

The total intrinsic value of options exercised during the years 2008, 2009 and 2010 was $ 16,818, $ 13,457 and $ 15,294, respectively.

The options outstanding under the Company's stock option plans as of December 31, 2010 have been separated into ranges of exercise price as follows:

					Weighted
	Options	Weighted		Options	average
	outstanding	average	Weighted	exercisable	exercise
	as of	remaining	average	as of	price of
Ranges of	December 31,	contractual	exercise	December 31,	options
exercise price	2010	term	price	2010	exercisable
		(Years)	$		$

$0.02	828	2.66	0.02	828	0.02
$0.28	757,925	5.16	0.28	62,451	0.28
$2.89	22,712	2.66	2.89	22,712	2.89
$6.00-6.87	63,083	2.66	6.66	63,083	6.66
$12.65-15.285	250,378	1.03	14.98	234,662	15.04
$20.63-30.78	3,587,592	4.28	26.72	1,366,840	25.67
$31.27-34.78	544,557	3.59	33.63	289,030	34.09

	5,227,075	4.15	22.69	2,039,606	24.01

A summary of the Company's Restricted Stock Awards ("RSA") activity and related information for the year ended December 31, 2010, is as follows:

	Number of RSA	Weighted average exercise price

Outstanding at January 1, 2010	77,101	$0.83
Vested	(58,063)	0.66
Forfeited	(13,011)	0.02

Outstanding at December 31, 2010	6,027	$2.07

As of December 31, 2010, there was approximately $ 30,440 of unrecognized compensation expense related to non-vested stock options and restricted stock awards expected to be recognized over two years.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of the Company's Restricted Stock Units ("RSU") activity and related information for the year ended December 31, 2010, is as follows:

	Number of RSU	Weighted average exercise price *)

Outstanding at January 1, 2010	242,376	NIS 1
Issued	275,678	1
Vested	(53,077)	1
Forfeited	(43,398)	1

Outstanding at December 31, 2010	421,579	NIS 1

*)	Weighted average exercise price is 1 NIS (par value) which represents approximately $ 0.28.
The fluctuations in USD during the year resulted from NIS/USD exchange rate differences.

c.
Employee Stock Purchase Plan:

Eligible employees under the Employee Stock Purchase Plan ("ESPP") can have between 2% to 10% of their earnings withheld, under certain limitations, to be used to purchase Ordinary shares. Commencing January 1, 2006, the price of Ordinary shares purchased under the ESPP is equal to 95% of the fair market value of the Ordinary shares.

During 2008, 2009 and 2010, employees purchased 17,613, 17,331 and 16,537 shares at average prices of $ 30.14, $ 21.59 and $ 26.38 per share, respectively.

 d.            Dividends:

Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel may be converted to dollars on the basis of the exchange rate prevailing at the date of the conversion. The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 15:-	REPORTABLE SEGMENTS, PRODUCT LINES AND MAJOR CUSTOMER DATA

a.	Reportable segments: The Company operates under several reportable segments. The following tables present the financial information of the Company's reportable segments.

	Year ended December 31, 2010
	Enterprise Interaction Solutions	Public Safety and Security Sector	Risk and Financial Crime Solutions	Not allocated	Total

Revenues	$403,940	$165,998	$119,513	-	$689,451

Operating income (loss)	$126,537	$15,515	$71	$(93,071)	$49,052

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	REPORTABLE SEGMENTS, PRODUCT LINES AND MAJOR CUSTOMER DATA (Cont.)

	Year ended December 31, 2009
	Enterprise Interaction Solutions	Public Safety and Security Sector	Risk and Financial Crime Solutions	Not allocated	Total

Revenues	$363,576	$147,863	$71,676	-	$583,115

Operating income (loss)	$117,648	$29,996	$(15,733)	$(93,712)	$38,199

	Year ended December 31, 2008
	Enterprise Interaction Solutions	Public Safety and Security Sector	Risk and Financial Crime Solutions	Not allocated	Total

Revenues	$417,454	$148,556	$58,152	-	$624,162

Operating income (loss)	$154,468	$29,620	$(21,510)	$(125,227)	$37,351

The following presents long-lived assets of December 31, 2009 and 2010 based on operational segments:

	December 31,
	2009	2010

Enterprise Interaction Solutions	$9,707	$10,464
Public Safety and Security	4,020	4,109
Risk and Financial Crime Solutions	6,799	5,997
Non-Allocated	1,526	1,444

	$22,052	$22,014

Until January 1, 2010, the Company operated in three geographical segments (Americas, EMEA and APAC) and an additional separate operating segment, Actimize, all of which comprise its reporting units. Commencing January 1, 2010, the Company operates in three operation-based segments: Enterprise Interaction Solutions sector, Public Safety and Security sector and Risk and Financial Crime Solutions sector and these three segments comprise its reporting units. As of January 1, 2010, the Company reassigned goodwill to the new reporting units in accordance with ASC 350-20-35-45, based on their relative fair values.

Each of the operational segments is overseen by their respective segment managers. The segment managers report directly to the Chief Operating Decision Maker ("CODM") with respect to their operating results.

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

b.	Geographical information: Total revenues from external customers on the basis of the Company's geographical areas are as follows:

	Year ended December 31,
	2008	2009	2010

Americas	$347,401	$365,817	$429,889
EMEA *)	188,491	150,373	182,805
APAC **)	88,270	66,925	76,757

	$624,162	$583,115	$689,451

*)	Includes Europe, the Middle East (including Israel) and Africa.
**)	Includes Asia Pacific.

The following presents long-lived assets of December 31, 2009 and 2010 based on geographical segments:

	December 31,
	2009	2010

Americas	$5,637	$5,955
EMEA	15,708	15,227
APAC	707	832

	$22,052	$22,014

c.	Major customer data: The Company had a major customer accounting for 13% of total revenues in the year ended December 31, 2008 and less than 10% in the years ended December 31, 2009 and 2010.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SELECTED STATEMENTS OF INCOME DATA

a.	Research and development costs, net:

	Year ended December 31,
	2008	2009	2010

Total costs	$83,296	$82,463	$102,208
Less - grants and participations	(3,573)	(3,766)	(3,814)
Less - capitalization of software development costs	(1,278)	(1,315)	(1,311)

	$78,445	$77,382	$97,083

b.	Financial income and other, net:

	Year ended December 31,
	2008	2009	2010
Financial income:
Interest and amortization/accretion of premium/discount on marketable securities	$7,739	$9,076	$8,889
Realized gain on marketable securities	3,054	984	1,435
Interest	4,809	1,962	1,787
Foreign currency translation	7,074	1,283	927

	22,676	13,305	13,038
Financial expenses:
Realized loss on marketable securities	(4,107)	(1,062)	(238)
Interest	(613)	(705)	(250)
Foreign currency translation	(5,554)	(2,672)	(2,109)
Other	(1,113)	(1,154)	(1,306)

	(11,387)	(5,593)	(3,903)

Other expenses, net	(53)	(115)	(154)

	$11,236	$7,597	$8,981

c.	Net earnings per share: The following table sets forth the computation of basic and diluted net earnings per share:

1.	Numerator:

	Year ended December 31,
	2008	2009	2010

Net income available to Ordinary shareholders	$39,107	$42,756	$48,707

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SELECTED STATEMENTS OF INCOME DATA (Cont.)

2.	Denominator (in thousands):

	Year ended December 31,
	2008	2009	2010

Denominator for basic net earnings per share -
Weighted average number of shares	60,429	61,395	62,652
Effect of dilutive securities:
Add - Employee stock options and RSU	1,038	1,095	1,480

Denominator for diluted net earnings per share - adjusted weighted average shares	61,467	62,490	64,132

NOTE 17:-        SUBSEQUENT EVENTS

On February 15, 2011, the board of directors of the Company authorized a program to repurchase up to $100,000 of the Company's issued and outstanding ordinary shares and ADRs. Repurchases may be made from time to time in the open market or in privately negotiated transactions and will be in accordance with applicable securities laws and regulations. The timing and amount of the repurchase transactions will be determined by management and may depend on a variety of factors, including market conditions, alternative investment opportunities and other considerations.  The program does not obligate the Company to acquire any particular amount of ordinary shares and ADRs and the program may be modified or discontinued at any time without prior notice.

On March 4, 2011, the Company completed the acquisition of CyberTech International (“CyberTech”), a global provider of compliance recording solutions and value-added applications. The Company acquired CyberTech for total cash consideration of approximately $60,000. Management expects that the addition of CyberTech solutions to the NICE portfolio will broaden the Company's offering for financial institutions, strengthen  commitments to the small and medium size business sector, and add to the Company's public safety solutions. Management also expects that it will also enhance the Company's positioning in EMEA and provide a product set that meets the needs of emerging markets, by offering a solution that accommodates large scale implementations with entry-level requirements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NICE-SYSTEMS LTD.

By:	/s/ Zeev Bregman
Zeev Bregman
President and Chief Executive Officer

Date:  March 31, 2011