Form 20-F
period 2011-12-31
NICE SYSTEMS LTD
filed 2012-03-29
CIK 1003935

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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
8 Hapnina Street, P.O. Box 690, Ra’anana 43107, Israel

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 61,807,169 Ordinary Shares, par value NIS 1.00 Per Share (which excludes 2,997,561 treasury shares and 6,659 treasury shares resulting from cancelled restricted shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☑ Yes   ☐ No

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

2

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

In this annual report, all references to “NICE,” “we,” “us” or “our” are to NICE-Systems Ltd., a company organized under the laws of the State of Israel, and its wholly owned subsidiaries. For a list of our significant subsidiaries, please refer to page 52 of this annual report.

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

3

TABLE OF CONTENTS

4

PART I

Item 1.                      Identity of Directors, Senior Management and Advisers.

  Not Applicable.

Item 2.                      Offer Statistics and Expected Timetable.

  Not Applicable.

Item 3.                      Key Information.

Selected Financial Data

The following selected consolidated balance sheets data as of December 31, 2010 and 2011 and the selected consolidated statements of income data for years ended December 31, 2009, 2010 and 2011 have been derived from our audited Consolidated Financial Statements. These financial statements have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP, and audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The selected consolidated statement of income data as of December 31, 2007, and 2008 and the selected consolidated balance sheet data for the years ended December 31, 2007, 2008 and 2009 have been derived from other Consolidated Financial Statements not included in this annual report and have also been prepared in accordance with U.S. GAAP and audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and notes thereto and other financial information included elsewhere in this annual report

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(U.S. dollars in thousands, except per share data)
OPERATING DATA:
Revenues
Products	$316,888	$351,680	$281,783	$325, 429	$355,760
Services	200,486	272,482	301,332	364,022	438,071
Total revenues	517,374	624,162	583,115	689,451	793,831
Cost of revenues
Products	89,373	95,861	88,030	107,190	116,256
Services	116,969	142,885	149,175	161,885	191,049
Total cost of revenues	206,342	238,746	237,205	269,075	307,305
Gross profit	311,032	385,416	345,910	420,376	486,526
Operating expenses:
Research and development, net	59,632	78,445	77,382	97,083	109,127
Selling and marketing	120,592	147,879	141,526	178,407	199,044
General and administrative	85,089	97,378	72,791	76,345	95,650
Amortization of acquired intangible assets	9,175	14,493	16,012	19,489	23,677
In process research and development write-off	3,710	-	-	-	-
Settlement and related expenses	-	9,870	-	-	-
Total operating expenses	278,198	348,065	307,711	371,324	427,498
Operating income	32,834	37,351	38,199	49,052	59,028
Financial income, net	14,824	11,289	7,712	9,135	10,018
Other expenses, net	(24)	(53)	(115)	(154)	(162)
Income before taxes on income	47,634	48,587	45,796	58,033	68,884
Taxes on income	10,254	9,480	3,040	9,326	11,621
Net income	37,380	39,107	42,756	48,707	57,263

Basic earnings per share	$0.69	$0.65	$0.70	$0.78	$0.91

Weighted average number of shares used in computing basic earnings per share (in thousands)	53,921	60,088	61,395	62,652	62,924

Diluted earnings per share	$0.67	$0.64	$0.68	$0.76	$0.89

Weighted average number of shares used in computing diluted earnings per share (in thousands)	55,926	61,268	62,490	64,132	64,241

	At December 31,
	2007	2008	2009	2010	2011

BALANCE SHEET DATA:
Working capital	$152,883	$217,511	$184,460	$173,909	$173,543
Total assets	1,192,334	1, 283,015	1,399,677	1,534,418	1,581,836
Shareholders’ equity	903,794	970,822	1,062,754	1,160,760	1,158,644

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

New potential entrants to our markets may lead to the widespread availability and standardization of some of the products and services, which could result in the commoditization of our products and services, reduce the demand for our products and services and drive us to lower our prices. System integrators, as well as infrastructure vendors, may decide to enter our market space and compete with us by offering comprehensive solutions, which may result in a substantial decline in our sales. Moreover, major enterprise software vendors may decide to enter our market space, either by internal development or through acquisition of any of our existing competitors. Such competition could have a material adverse effect on our business, financial condition or results of operations.

While the market for our software applications is constantly growing, successful positioning and sales execution of our products is a critical factor in our ability to successfully compete and maintain growth. New potential entrants from the traditional enterprise business intelligence and business analytics sector, in addition to Customer Relationship Management (or CRM), and infrastructure players (mostly telephony or switch vendors), may develop solutions and compete with us in this emerging opportunity. As a result, we expect to continue making significant expenditures on research and development and marketing. In addition, our software solutions may compete with software developed internally by potential clients, as well as software and other solutions offered by competitors. We cannot ensure that the market awareness or demand for our new products or applications will grow as rapidly as we expect, or that the introduction of new products or technological developments by others will not adversely impact the demand for our products.

In addition, the transition to VoIP platforms is continuing, and may allow one or more of our competitors to take a leadership position with respect to this technology. Strategic partners may change their vendor preference as a result or may develop embedded VoIP recording as part of the VoIP switch or networking infrastructure. Successful marketing of our products and services to our customers and partners will be critical to our ability to maintain growth. We cannot assure you that our products or existing partnerships will permit us to compete successfully.

The market for some of our solutions is highly fragmented and includes products offering a broad range of features and capabilities. Consolidation through mergers and acquisitions, or alliances formed, among our competitors in this market, who may have greater resources than we have, could substantially influence our competitive position.

Our competitors include a number of large, established manufacturers and distributors of similar products, as well as newly emerging competitors. Prices of most of our solutions have decreased throughout the market in recent years, primarily due to competitive pressures. We cannot assure you that the prices will not continue to decrease or that our gross profit will not decrease as a result.  In addition, the success of some of our solutions depends on our ability to develop an effective network of distributors, while facing pricing pressures and low barriers to entry. We cannot assure you that our products and services or alliances will permit us to compete successfully.

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

We depend on the stability of the financial sector

Approximately half of our sales are directed at the financial sector. As a result of the recent financial crisis, there has been increased focus on reforms to the structure and regulation of the financial sector in an effort to prevent and mitigate a future crisis, in the event that there is further deterioration or a future crisis in the financial industry, which could result in reduced spending by financial institutions or delay or postponement of orders, all of which may have a negative impact on our sales to this sector. This may materially adversely affect our results of operations and may increase the difficulty for us to accurately forecast and plan our future business.

The markets in which we operate are characterized by rapid technological changes and frequent new products and service introductions.

We operate in several markets, each characterized by rapidly changing technology, new product introductions and evolving industry standards. The introduction of products embodying new technology and the emergence of new industry standards might exert price pressures on existing products or render them obsolete. Existing and potential competitors might introduce new and enhanced products that could adversely affect the competitive position of our products. Our most significant market is the market for Customer Interaction applications. Customer Interaction applications are utilized by entities in various sectors to capture, store, retrieve and analyze recorded data. The market for our Customer Interaction applications is, in particular, dominated by a group of highly competitive vendors that are introducing rapidly changing competitive offerings around evolving industry standards.

We believe that our ability to anticipate changes in technology and industry standards and to successfully develop and introduce new, enhanced and competitive products, on a timely basis, in all the markets in which we operate, is a critical factor in our ability to grow our business. As a result, we expect to continue to make significant expenditures on research and development, particularly with respect to new software applications, which are continuously required in all our business areas. The convergence of voice and data networks and wired and wireless communications could require substantial modification and customization of our current cross-channel products, as well as the introduction of new multi-channel products. Further, customer acceptance of these new technologies may be slower than we anticipate. We cannot assure you that the market or demand for our products and solutions will sustain or grow as rapidly as we expect, if at all, that we will successfully develop new products or introduce new applications for existing products, that such new products and applications will achieve market acceptance or that the introduction of new products or technological developments by others will not render our products obsolete. In addition, our products must readily integrate with major third party security, telephone, front-office and back-office systems. Any changes to these third party systems could require us to redesign our products, and any such redesign might not be possible on a timely basis or achieve market acceptance. Our inability to develop products that are competitive in technology and price and responsive to customer needs could have a material adverse effect on our business, financial condition and results of operations.

Therefore, some of the factors that could have a material adverse effect on our business, financial condition and results of operations include industry specific factors; our ability to continuously develop, introduce and deliver commercially viable products, solutions and technologies; the market’s rate of acceptance of the product solutions and technologies we offer; and our ability to keep pace with market and technology changes and to compete successfully.

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

If enterprise customers embrace cloud computing, it will change the way they source business solutions, preferring hosted and cloud-based Software-as-a-Service (or SaaS). Although we are adapting and evolving our delivery options to include on-premise, hosted, cloud-based SaaS, or blended-hybrid deployment offerings, we may not be able to timely and adequately meet customer needs, which could have an adverse affect on our business, financial condition and results of operations. Furthermore, the business model of SaaS differs from the business model for the sale of products and services, and could, as a result, impact our revenues and cash generation. In addition, cloud computing could make it easier for new competitors (such as telecom carriers) to enter our markets due to the lower up-front technology costs. Such increased competition is likely to heighten the pressure to decrease pricing. Such increased competition and the abovementioned change in business model may negatively impact our revenues.

Furthermore, some of our enterprise customers have increased in size, partly due to consolidation in the financial market. If our technology is not scalable enough to support these changes, it may have a material adverse affect on our business, financial condition and results of operation.

Our inability to successfully compete with infrastructure vendors may materially adversely affect our financial results.

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

Our inability to develop or maintain relationships with existing and new distribution channels and key strategic partners may materially adversely affect our financial results.

We have agreements in place with many distributors, dealers and resellers to market and sell our products and services in addition to our direct sales force. Our financial results could be materially adversely affected if our contracts with distribution channel partners or our other partners were terminated, if our relationship with our distribution channel partners or our other partners were to deteriorate or if the financial condition of our distribution channel partners or our other partners were to weaken. Moreover, our current distribution channel partners or our strategic partners may decide to enter into our markets in competition with us, which will likely result in the termination of our relationship and may lead to a significant reduction in sales through related channels.

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

Risks associated with direct competition from one of our global distribution channels may materially adversely affect our financial results.

Avaya, one of our largest global distribution channels, and the leading provider of infrastructure for contact center operations, accounted for less than 5% of our revenues in 2010 and 2011. We may continue to see a decline in the volume of business with Avaya and growing competition from Avaya during 2012, in comparison to the previous year.

Avaya has made changes in its business model over the last couple of years, including the sale of Avaya branded products, which are currently based on its relationship with our largest competitor. Avaya’s offering of telephony solutions, including by way of bundling the products of our largest competitor, is in direct competition with our offering, and is directed at the market also served by Avaya and NICE together. While Avaya continues to also sell and support NICE products, its focus on selling the Avaya-branded suite, may continue to change the scope and nature of its relationship with us or terminate it, and result in the displacement of NICE’s offering. In addition, Avaya may further its direct competition with us by offering recording as a standard functionality in the telephony infrastructure systems (recording at the switch). All of the above factors may have a substantial negative impact on our business and our relationship with Avaya, and may result in a significant reduction of our sales.

In addition, Avaya is shifting its business model to a channel centric distribution model with a focus on indirect sales through Avaya’s business partners. While we are constantly shifting to a direct sales model and expanding our relationships with our other distribution channels, including with certain of Avaya’s distribution business partners, we may be unsuccessful in our direct sales efforts and in maintaining or expanding our relationship with such partners. With respect to Avaya’s business partners specifically, as a result of Avaya’s direct competition with us, these business partners may abandon their relationship with us and shift to sale of Avaya branded products.

Furthermore, we also sell our products, either directly or through our other distribution channels, to customers who use Avaya’s infrastructure or operate in Avaya’s environment. To the extent that Avaya does not allow or support our integration with its infrastructure or products or uses other means to prevent us from selling our products to such customers, we may experience a reduction in sales to these customers, which is broader than Avaya’s direct business with us. This could, of course, influence our ability to continue rendering maintenance services and other services and generate recurring sales to these customers.

As a result of all of these factors, including our inability to maintain our relationship with Avaya on the one hand, and successfully compete with Avaya on the other hand, we may sustain loss of sales opportunities, customers and market share, which may have a material adverse effect on our business, financial condition or results of operations.

We depend on a small number of significant customers.

While we do not have a single customer that we regularly depend on, we do have a small number of significant customers in each sector of our business, each of which could be material to a particular area of our business. We expect that sales of our products and services to relatively few significant customers could continue to account for a substantial percentage of our sales in the foreseeable future. There can be no assurance that we will be able to retain these key customers or that such customers will not cancel purchase orders, reschedule, or decrease their level of purchases. Loss, cancellation or deferral of business to such customers could have a material adverse affect on our business and operating results.

We face risks relating to large projects.

Some of the customer projects for which we offer our security products, solutions and related services are growing in size, especially safe city projects. The larger and more complex such projects are, the greater the risks associated with such projects. These risks may include our exposure to penalties and liabilities resulting from a breach of contract, our ability to fully integrate our products with third party products, a combination of various technologies and complex environments. In some of these projects we are highly depended upon prime-contractors, subcontractors for various planning aspects, solution development, integration, delivery and the successful and timely completion of such projects. Also, we may be held liable for the failure of our subcontractors, from whom we may have no recourse. In addition, there may be more fluctuations in cash collection and revenue recognition with respect to such projects.

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

We sell our products and solutions to, among other customers, governments and governmental entities. Due to financial conditions, governments may significantly reduce or terminate projects, even if already budgeted, or decide to change priorities and reallocate budgets. In addition, sales to governments and governmental entities are subject to special risks, such as delays in funding, termination of contracts or sub-contracts at the convenience of the government, termination, reduction or modification of contracts or sub-contracts in the event of changes in the government’s policies or as a result of budgetary constraints, collection difficulties and increased or unexpected costs resulting in losses or reduced profits under fixed price contracts. Furthermore, some of these engagements require delivery in phases, and while each phase requires particular customer acceptance, a customer may require acceptance of the complete system with a right of return of the system, regardless of any previous partial acceptance. Failure to obtain customer acceptance for the complete system, the customer’s exercise of a right of return, or, generally, an early termination for convenience, would not entitle us to reimbursement for all of our incurred contract costs or profit for work performed. Such occurrences have happened in the past and we cannot assure you that we will not experience problems in the future in our performance of such government contracts.

Operating globally exposes us to additional and unpredictable risks.

We sell our products and solutions throughout the world and intend to continue to increase our penetration of international markets. In 2009 and 2010, approximately 98% of our total sales were derived from sales to customers outside of Israel. In 2011 approximately 99% of our total sales were derived from sales to customers outside of Israel. Our future results could be materially adversely affected by a variety of factors relating to international transactions, including:

•	governmental controls and regulations, including import or export license requirements, trade protection measures and changes in tariffs;

•	changes in the general political and economic conditions in the countries where we operate, particularly in emerging markets;

•	compliance with applicable laws and regulations in the various jurisdictions, including the Foreign Corrupt Practices Act and similar laws and regulations in other jurisdictions;
•	tax structures or changes in tax laws or practices;

•	changes in foreign currency exchange rates;

•	longer payment cycles in certain countries in our geographic areas of operations; and

•	general difficulties in managing our global operations.

Changes in the political or economic environments in the countries in which we operate, as well as the impact of economic conditions on underlying demand for our products and services could have a material adverse effect on our financial condition, results of operations and cash flows.

As we continue to explore the expansion of our global reach, an increasing focus of our business may be in emerging markets, including South America and in Asia and the Pacific (or, APAC). In many of these emerging markets, we may be faced with risks that are more significant than if we were to do business in developed countries, including undeveloped legal systems, unstable governments and economies, and potential governmental actions affecting the flow of goods and currency. We cannot assure you that one or more of these factors will not have a material adverse effect on our international operations, business, financial condition and results of operations.

Our business could be materially adversely affected as a result of the risks associated with acquisitions and investments. In particular, we may not succeed in making additional acquisitions or be effective in integrating such acquisitions.

        As part of our growth strategy, we have made a number of acquisitions over the past few years, including a total of six acquisitions in 2010 and 2011 (see Item 5, “Operating and Financial Review and Prospects—Recent Acquisitions” in this annual report), and expect to continue to make acquisitions. We frequently evaluate the tactical or strategic opportunity available related to complementary businesses, products or technologies. The process of integrating an acquired company’s business into our operations and/or of investing in new technologies, may result in unforeseen operating difficulties and large expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business, and which may result in the loss of key customers and/or personnel and expose us to unanticipated liabilities.

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

Moreover, there can be no assurance that the anticipated benefits of any acquisition or investment will be realized. Future acquisitions or investments could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, amortization expenses related to intangible assets and impairment of goodwill, any of which could have a material adverse effect on our operating results and financial condition. In addition, we may knowingly enter into an acquisition that will have a dilutive impact on our earnings per share.

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

We may not be able to sustain growth.

We cannot assure you that we will be able to sustain our growth in future years. The failure to successfully implement our growth strategy could affect our ability to sustain growth and could materially adversely affect our results of operations.

Our evolving business strategy could adversely affect our business.

Historically we have supplied the hardware and some software for implementing multimedia recording solutions. Our shift towards providing business solutions and a multi-product offering has required and will continue to require substantial investment and change in our business model, including the move to a more direct sales model, including customer installations. While this new business model has so far affected our business positively in terms of growth and profitability, it leads to longer sales cycles and higher customization requirements. In addition, the sale of a multi-product offering is usually subject to a prolonged process of product testing and acceptance only once all components of the product offering are proven to be working together as a complete system. All of the above factors could result in a delay in revenue recognition and materially adversely affect our results of operations.

We depend on the success of our recording solutions.

Our recording solutions are based on a computer telephony integrated multi-channel voice recording and retrieval system. We are dependent on the success of our recording solutions to maintain profitability. Our recording solutions currently generate, and in recent years have generated, a large portion of our product revenues, and we will continue to be dependent on the sales of our recording solutions in the next several years. However, there can be no assurance that the recording market will continue to grow. Also, switch manufacturers, such as Avaya and Cisco, have announced their intent to offer recording at the switch, which could result in a significant decline in sales of our recording solutions, which could also result in a decline in sales of related applications, or a significant decrease in the profit margin on such solutions, that could have a material adverse effect on our business, financial condition or results of operations.

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

If the pace of spending by government and security organizations slows, our security business may be adversely affected, perhaps materially.

The market for our Security Solutions is highly dependent on the spending cycle and spending scope of federal, state, local and municipal governments and security organizations in international markets. We cannot be sure that the spending cycle will materialize as we expect and that we will be positioned to benefit from the potential opportunities.

We face foreign exchange currency risks.

We are impacted by exchange rate fluctuations. We are likely to face risks from fluctuations in the value of the NIS, EUR, GBP and other currencies compared to the dollar, the functional currency in our financial statements. A significant portion of the expenses associated with our Israeli operations, including personnel and facilities related expenses, are incurred in NIS, whereas most of our business and revenues are generated in dollars, and to a lesser extent, in GBP, EUR and other currencies. If the value of the dollar decreases against the NIS, our earnings may be negatively impacted. In addition, a significant portion of the expenses associated with our European, operations are incurred in GBP and EUR. As a result, we may experience increase in the costs of our operations, as expressed in dollars, which could adversely impact our earnings. Furthermore, if the Israeli inflation rate exceeds the rate of the NIS devaluation against foreign currencies, or otherwise increases, and we will be required to keep our expenses in line with the rate of inflation, then our NIS expenses may grow.

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

In addition, our quarterly operating results may be subject to significant fluctuations due to other factors, including the timing and size of orders and shipments to customers, variations in distribution channels, mix of products, new product introductions, competitive pressures and general economic conditions.  It is difficult to predict the exact mix of products for any period between hardware, software and services as well as within the product category between interaction related platforms and related applications, transactional related platforms and applications, digital video, physical security information management and communications intelligence.  Because a significant portion of our overhead consists of fixed costs, our quarterly results may be adversely impacted if sales fall below management’s expectations.  Further, the period of time from order to delivery of our platforms and applications is short, and therefore our backlog for such products is currently, and is expected to continue to be, small and substantially unrelated to the level of sales in subsequent periods.  As a result, our results of operations for any quarter may not necessarily be indicative of results for any future period, and may be below our forecasts.  .

Our quarterly results may be volatile at times, which could cause us to miss our forecasts.

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

We generally provide our expectations as to future revenues in the coming quarters and year. These expectations are based on management estimation and expectation, the existing backlog and an analysis of assumptions and assessments, that may not materialize or end up being inaccurate. We might not meet our expectations or those of industry analysts in a particular future quarter, including as a result of the factors described above as well as other factors mentioned in Item 3 of this annual report.

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

Any undetected errors or malfunctions in our products could adversely affect our reputation, result in significant costs to us, impair our ability to market our products and expose us to legal liability.

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

Further, since our products are used for compliance recording and operational risk management functions that are often critical to our clients, we are potentially subject to product liability claims.  In particular, some of our customers, including financial institutions, may suffer significant damages as a result of a failure of our solutions to perform their functions.  Although we attempt to limit any potential exposure through quality assurance programs, insurance and contractual terms, we cannot assure you that we will be able to eliminate or successfully limit our liability for any failure of our solutions.  Any product liability insurance we carry may not be sufficient to cover our losses resulting from any such product liability claims.  The successful assertion of one or more large product liability claims against us could have a material adverse effect on our results of operations and financial condition.

Inadequate intellectual property protections could prevent us from enforcing or defending our intellectual property and we may be subject to liability in the event our products infringe on the proprietary rights of third parties and we are not successful in defending such claims.

Our success is dependent, to a significant extent, upon our proprietary technology.  We currently hold 87 U.S. patents and 75 patents issued in additional countries covering substantially the same technology as the U.S. patents.  We have over 97 patent applications pending in the United States and other countries.  We rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure and non-competition agreements, as well as third party licenses to establish and protect the technology used in our systems.  However, we cannot assure you that such measures will be adequate to protect our proprietary technology, that competitors will not develop products with features based upon, or otherwise similar to our systems, or that third party licenses will be available to us or that we will prevail in any proceeding instituted by us in order to enjoin competitors from selling similar products.  In most of the areas in which we operate, third parties also have patents which could be found applicable to our technology and products. Such third parties may include competitors, as well as large companies, which invest millions of dollars in their patent portfolios, regardless of their actual field of business. Although we believe that our products do not infringe upon the proprietary rights of third parties, we cannot assure you that one or more third parties will not make a contrary claim or that we will be successful in defending such claim.

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

From time to time, we receive “cease and desist” letters alleging patent infringements.  However, no formal claims or other actions have been filed with respect to such alleged infringement, except for past claims which have since been settled and dismissed, and a claim filed by Fair Isaac Corporation (for further information please see Item 8, “Financial Information—Legal Proceedings” in this annual report).  We cannot assure you, however, that we will be successful in defending against the pending claim that has been asserted or any other claims that may be asserted.  We also cannot assure you that such claim will not have a material adverse effect on our business, financial condition, or operations.  Defending infringement claims or other claims could involve substantial costs and diversion of management resources.

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

As a result of our use of open source software, we could be subject to suits by parties claiming ownership of what we believe to be open source code and we may incur expenses in defending claims that we did not abide by the open source code license.  If we are not successful in defending against any such claims that may arise, we may be subject to monetary damages or be required to remove the open source code from our products.  Such events could disrupt our operations and the sales of our products, which would negatively impact our revenues and cash flow.

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

Due to growth, or as a result of regular recruitment, we will be required to hire and integrate new employees. Recruiting and retaining qualified engineers and computer programmers to perform research and development and to commercialize our products, as well as qualified personnel to market and sell those products, are critical to our success.  As of December 31, 2011, approximately 23% of our employees were devoted to research and product development and approximately 22% were devoted to marketing and sales.  There can be no assurance that we will be able to successfully recruit and integrate new employees.  There is often intense competition to recruit highly skilled employees in the technology industry.  We have suffered from attrition in our workforce in previous years and we believe that such attrition will continue in the future. We may not be able to offer current and potential employees a compensation package that is satisfactory in order to keep them within our employ. An inability to attract and retain highly qualified employees may have an adverse effect on our ability to develop new products and enhancements for existing products and to successfully market such products, all of which would likely have a material adverse effect on our results of operations and financial position.  Our success also depends, to a significant extent, upon the continued service of a number of key management, sales, marketing and development employees, the loss of any of whom could materially adversely affect our business, financial condition and results of operations.

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

There are growing compliance and regulatory initiatives and changes for corporations and public organizations around the world that include both internal and external regulations and are driven by events and concerns such as accounting scandals, security threats and economic conditions.  While we attempt to prepare in advance for these new initiatives and standards, we cannot assure you that we will be successful in our efforts, that such changes will not negatively affect the demand for our products and services, or that our competitors will not be more successful or prepared than us.

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

In recent years, the European Union issued directives on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, or “RoHS,” and Waste Electrical and Electronic Equipment, or “WEEE”.  We are making every effort in order to maintain compliance with these directives, without otherwise adversely affecting the quality and functionalities of our products.  The countries of the European Union, as a single market for our products, accounted in 2010 and 2011 for approximately 18% and 17% of our revenues, respectively.  If our products fail to comply with WEEE or RoHS directives or any other directive issued from time to time by the European Union, we could be subject to penalties and other sanctions that could have a material adverse effect on our results of operations and financial condition.  In addition, similar regulations are being formulated in other parts of the world.  We may incur substantial costs in complying with other similar programs that might be enacted outside Europe in the future.

Unpredictable events, including extreme weather events, earthquakes and tsunamis, may adversely affect our business.

The occurrence of catastrophic events, such as hurricanes, storms, earthquakes, tsunamis, floods and other catastrophes that adversely affect the business climate in any of our markets could have a material adverse affect on our business, financial condition and results of operations. Some of our operations are located in areas that have been in the past, and may be in the future, susceptible to such occurrences.

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

As a global corporation, we are subject to income and other taxes both in Israel and various foreign jurisdictions.  Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses.  Additionally, the amount of income taxes paid or accrued is subject to our interpretation of applicable laws in the jurisdictions in which we do business.  From time to time, we are subject to income and other tax audits in various jurisdictions, the timings of which are unpredictable.  While we believe we comply with applicable tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes.  Should we be assessed additional taxes, there could be a material adverse effect on our results of operations and financial condition.

Risks relating to Israel

We are subject to the political, economic and security conditions in Israel.

Our headquarters, research and development and main manufacturing facilities, as well as the facilities of Flextronics Israel Ltd., our key manufacturer, are located in the State of Israel, and we are directly affected by the political, economic and security conditions to which Israel is subject.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  In past years there was a high level of violence between Israel and the Palestinians, including continuous rocket and missile attacks on certain areas of the country over the last couple of years. There can be no assurance that such attacks shall not hit or our premises or major infrastructure and transport facilities in the country, which may have a material adverse affect on our ability to conduct business.  Recent political events and continuous unrest in various countries in the Middle East, including Israel’s neighboring countries, have shaken and continue to impact the stability of those countries.  In addition, Iran has threatened to attack Israel and is known to have long range missiles, which could hit every location in Israel and is widely believed to be developing nuclear weapons.  Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon, which could result in rocket and missile shooting towards Israel.  Any of these situations could escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular, and have a severe impact on our ability to operate.  In addition, acts of terrorism, armed conflicts or political instability in the region could negatively affect global and local economic conditions and harm our results of operations.  We cannot predict the effect on the region of any diplomatic initiatives or political developments involving Israel or the Palestinians or other countries in the Middle East or North Africa.  Furthermore, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies or boycott Israel as a result of an increase in hostilities or due to disagreement with Israel’s policies and agenda.  This may also seriously harm our operating results, financial condition and the ability to expand our business.  Our products are heavily dependent upon components imported from, and most of our sales are made to, countries outside of Israel.  Accordingly, our business, financial condition and results of operations could be materially adversely affected if trade between Israel and its present trading partners were interrupted or curtailed.

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

On April 1, 2005, an amendment to the Israeli law which deals with Approved Enterprises came into force.  Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in such law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product.  The amendment incorporates certain changes to both the criteria and procedure for obtaining “Approved Enterprise” status for an investment program, and changes to the tax benefits afforded in certain circumstances to “Approved Enterprises” under such law (which is referred to as a “Privileged Enterprise” following such amendment).  As of December 31, 2011, we have six Approved Enterprise programs and seven Privileged Enterprise programs, which are covered by the amendment.  While we believe that we meet the statutory conditions as set out in the amendment, there can be no assurance that the tax authorities in Israel will concur.  Should it be determined that these Privileged Enterprise programs do not meet the statutory conditions, our provision for income taxes will increase materially.

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

On December 29, 2010, the Israeli parliament approved a further amendment to the law (“Amendment”) dealing with Approved and Privileged Enterprise programs effective as of January 1, 2011.  This amendment generally abolishes the previous tax benefit routes that were afforded under the law, specifically the tax-exemption periods previously allowed, and introduces certain new tax benefits for industrial enterprises meeting the criteria of the law.

The Company became subject to the Amendment commencing January 1, 2012.  We do not believe that the Amendment will have a material effect on our provision for taxes, as long as we meet all of the criteria mentioned therein.

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

Numerous factors, some of which are beyond our control, may cause the market price of our ordinary shares or our ADSs, each of which represents one ordinary share, to fluctuate significantly.  These factors include, among other things, announcements of technological innovations, development of or disputes concerning our intellectual property rights, customer orders or new products by us or our competitors, currency exchange rate fluctuations, earnings releases by us, our partners or our competitors, general economic and market conditions, political changes and unrest in regions, natural catastrophes, market conditions in the industry and the general state of the securities markets, with particular emphasis on the technology and Israeli sectors of the securities markets.

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

Business Overview

We are a leading provider of software solutions that enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, prevent financial crime, and safeguard people and assets. We operate an Enterprise business which is comprised of Customer Interactions Solutions and Financial Crime and Compliance Solutions, and a Security business.

Across our businesses, our solutions capture structured and unstructured data from different types of interactions, transactions and events, including interactions at various customer touch points, financial transactions and security-related sensors. Such data is captured from phone calls, the web, emails, chat, video, radio and many others. Through cross-channel analytics, the intent that underlies the data is revealed, providing the organization with insights on the interactions, transactions and events.  The extraction of insights through advanced analytics on the captured data enables organizations to take action and make an impact in real time and offline by driving a personalized response to these insights before, during and after the interactions, transactions or events. This allows organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security.

Our Customer Interactions Solutions are implemented by contact centers of all sizes, back office operations, retail branches and financial trading floors, to improve operational efficiency, ensure regulatory compliance, enhance customer experience and grow revenue. Enterprise customers of our Customer Interaction solutions span a variety of industries, such as financial services, telecommunications, healthcare, outsourcers, retail, media, travel, service providers, utilities, and others.

Enterprise customers of our Financial Crime and Compliance Solutions are primarily financial services organizations, government agencies and related organizations. Our solutions enable such customers to fight financial crime, prevent fraud and money laundering and ensure trading compliance.

NICE Security Solutions are deployed worldwide in public transportation systems, critical facilities, city centers, banks, airports, public safety agencies, law enforcement and intelligence agencies and organizations and national and internal security agencies. Our Security Solutions offer complete incident life-cycle management, including prevention, prediction, real-time and post-incident analysis for security and safety operations. We also offer solutions for the interception, collection, processing and analysis of communications data.

For a breakdown of total revenues by products and services and by geographic markets, for each of the last three years, please see Item 5, “Operating and Financial Review and Prospects—Results of Operations.”

Industry Background and Trends

A growing need of organizations to analyze and respond to vast amounts of structured and unstructured data

Individuals today have greater choices and are able to make more informed decisions because they are empowered by technology, connectivity and access to information. As a result, organizations are overwhelmed with an enormous amount of structured and unstructured data.   There is a growing need by organizations to analyze and respond to all of this so called Big Data to help them make rapid and informed decisions.

Heightened and more complex regulatory and compliance requirements and the need for dispute resolution.

The need to record customer interactions is constantly growing as compliance and regulatory pressures are increasing for corporations and public organizations worldwide.  Many companies are implementing call recording as a cornerstone of regulatory compliance.  The requirements that call recording address include both internal and external regulations. One example is the Payment Card Industry Data Security Standard (PCI-DSS), which bans the audio recording and storage of sensitive cards validation codes. NICE’s recording solutions are being designed to meet these security requirements.

Global financial institutions are required to adhere to complex compliance requirements across multiple jurisdictional and geographic regions. This increases the need for enterprise-wide compliance systems and technology.  Furthermore, they are often required to implement effective programs to address these requirements within very demanding timeframes.  Emerging global regulatory requirements create the need for new or enhanced compliance monitoring.  Failure to address these requirements puts banks at risk of fines, losses, or reputational damage.

In addition, it is important to be able to eliminate and/or resolve communication disputes, such as between counterparties in a securities trade.  Existing business intelligence and other IT solutions have addressed these growing challenges to some degree.  However, institutions require improved solutions that not only provide better compliance and surveillance, but also more current, real-time information with increased operational visibility.  Advanced compliance related solutions enable the reduction of costs associated with ongoing compliance and help improve customer service, while creating the required audit trail for regulatory purposes.

Regulatory compliance is expected to continue to be a top concern for security-conscious organizations. These organizations are expected to continue to adopt solutions to meet regulatory requirements for increased physical security and reliability as well as security for electronic access. One Example is the North American Electric Reliability Corporation Critical Infrastructure Protection (CIP) standards in the US, which sets physical security standards for electric facilities.

Customer Interactions business background and trends

An increased focus on improving customer experience (“voice of the customer”) and business performance.

Customer-centric organizations are seeking customer-centric work force optimization solutions, which include a wide range of applications (e.g., capture, quality management, interaction analytics, performance management, etc.), to drive interaction effectiveness and improve operational efficiency.

Customers are looking to have a consistent level of service excellence regardless of the communication channel (e.g., phone, web, chat and social media).  They are also seeking more opportunities for effective self-service.

As a result, companies are seeking to gain deeper insights into customer behaviors and motives. Speech analytics and cross-channel interaction analytics are perceived as strategic solutions for improving customer service and business performance.

Contact centers are seeking to impact customer interactions in real time.

Organizations are seeking to improve the customer experience and increase revenues through their contact centers by delivering the right services and products to customers in real time.  Uncovering customer intent and gaining insights during the actual interaction enables organizations to deliver exactly what customers need in real time.  It also enables organizations to close the gap between growing customer demands for immediate and relevant service regardless of the contact center agent’s experience and knowledge.  This is the key to securing the customer relationship, improving satisfaction and loyalty, and ultimately driving revenue growth.

The evolvement of contact centers into strategic customer interaction hubs requires advanced applications.

Contact centers are key focus areas for organizations to help them achieve top business goals, which include high customer satisfaction, customer retention and revenue generation.  A package of tailored business solutions powered by advanced analytics that uncovers customer intent and identifies the motivations behind customer behaviors and preferences is becoming essential.  These solutions need to be able to capture customer and business intent, analyze it and provide insights that lead to a powerful, positive business impact.

Adoption of contact center hosted solutions continues to gain momentum, particularly at the very low end of the market.

The introduction of Internet Protocol (IP) and Session Initiation Protocol (SIP)-based technologies have eliminated physical telecommunications constraints.  Enterprises are looking for ways to leverage these new technologies, making contact center hosting a good and effective fit.  Among other advantages, these solutions require relatively lower investment and provide quick deployment, scalability and agility, and a reduced maintenance burden.

Enterprises are expanding their operational efficiency activities beyond the contact center.

The quality of customer experiences is indirectly influenced by the performance of back-office employees.  Inefficiencies and suboptimal staffing in the back office drive up costs and increase the risk of customer attrition and lost business opportunities.  Thus, enterprises are looking to align back-office employees and activities with customer service requests, and relieve the contact center from a significant percentage of call volume and the associated costs, which help contribute to a better customer experience.

Financial Crime and Compliance business industry background and trends

New opportunities from industry changing technology in the financial services market.

Financial crime and compliance is becoming more complex in today’s environment.  Rapidly changing and increasing risk requires a demand for new and innovative solutions such as voice-print identification and security surveillance. This provides the opportunity to repackage and leverage time-tested, proven, and existing technologies to address new business challenges.  The ability to deliver solutions that seamlessly integrate with complementary technologies already in use across the industry, provides financial institutions with a more effective means to address emerging and critical needs in the financial services market.

Continued focus on enterprise-wide financial crime technology and strategy.

The volume, value, speed, and complexity of financial transactions create an opportunity for criminals to exploit the gaps created by information silos at individual lines of business or regional segmentations. Therefore, as financial crime crosses traditional business boundaries, a multi-dimensional, enterprise-wide financial crime prevention strategy is becoming more effective against complex criminal schemes compared to point solutions. The ability to correlate activity and create a holistic view of activity across the entire organization provides firms the opportunity to significantly mitigate risk and prevent losses. In addition, the ability to centralize financial crime management supports operational consistency and adherence to regulations across the enterprise, further reducing the risk of regulatory scrutiny.

Strong growth in emerging markets

There continues to be significant opportunities in emerging geographic markets, and in businesses outside the traditional banking vertical. In order to establish themselves as global institutions, financial institutions in emerging economies are increasingly adopting more sophisticated financial crime and compliance programs to establish their legitimacy and prevent reputational harm. The growth of demand from emerging markets, including Latin America, Eastern Europe, Asia Pacific and Africa, has introduced the opportunity to expand coverage into these regions. In addition, new and increased regulatory scrutiny facing hedge funds, energy trading firms, and other industry verticals has expanded the scope of surveillance requirements beyond the established areas of banking and brokerage.

Security business industry background and trends

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

Requirement for increased service level, operational efficiency and business continuity.

Organizations leverage investments made in systems originally assigned to handle security and safety to also address operations, improvement of service-levels, and maximizing of business continuity. As a result, organizations are willing to invest in higher-end solutions that provide insights, relevancy and decision making capabilities.

Our Strategy

The key elements of our strategy include the following:

Drive adoption of cross-channel and cross-sensor analytics solutions.

With our solutions, we intend to continue to address the growing unmet need to more accurately capture, manage and analyze structured and unstructured data from multiple channels in a wide variety of businesses and operational environments.

In our enterprise business, we aim to provide our customers with insight in real-time and off-line in order to positively impact the customer processes while they occur, which in turn has a positive impact on their businesses. More specifically, such insights enable our customers to improve operational efficiency and customer experience, grow revenues and minimize losses, enhance regulatory compliance and prevent fraud and financial crime. In order to provide our customer with such insights and the ability to impact their businesses most effectively, we aim to offer our customers with market leading, best-of-suite analytics solutions.

In our security business, we intend to leverage the expansion of the physical security domain into other areas, by continued investment in an integrated product portfolio that addresses security, safety and operational risks. As part of this integrated portfolio, we continue to invest in cross-sensor analytics solutions, which are meaningful in both the security control room, and the operational environment, providing tools for situational awareness, post-event debriefing and data and trend analysis reports for decision makers.

Accordingly, we plan to continue to target these opportunities through focused sales and marketing, by developing industry specific applications that are enabled or greatly enhanced by convergence analytics, and by providing value-added services that facilitate the implementation of our solutions.  Moreover, we plan to continue to invest in research and development and strategic alliances to enhance our industry-leading solutions and deliver superior insight to drive improved operational and business results, as well as increased security and safety.  We will continue to leverage the technology, operational and partnership synergies we derive from serving the enterprise, financial and security markets.

Expand and leverage our existing customer base, strategic alliances and global infrastructure.

We believe there are abundant opportunities to up-sell and cross-sell within our existing customer base by increasing our customers’ use of the full breadth of our solutions and by migrating them to our next-generation portfolio.  We also have strong strategic relationships with industry leaders in each of our sectors of operations, including contact center infrastructure and telephony vendors, financial trading floor solution providers, and security solution providers.  We intend to continue to leverage these relationships and invest in nurturing new strategic alliances to increase the value of our solutions to our customers, to strengthen our channels to market and to enhance our market position.

Continue to pursue selective acquisitions.

We have a history of successful acquisitions, comprised of approximately ten transactions over the past three years.  We intend to continue augmenting our organic growth through additional acquisitions that broaden our product and technology portfolio, expand our presence in selected vertical markets and geographic areas, broaden our customer base, and increase our distribution channels and vertical market access.

Expand our business offering with SaaS and Hosting.

We have expanded the delivery model of our products to provide Software as a Service (SaaS) and hosting offerings. Some customers prefer these models as they lower the costs of deployment and allow them to scale the solutions faster while reducing capital investments. We see a growing demand for these models and they could enhance our penetration into smaller sized customers as well as enable our existing customers to broaden their use of our products. We will continue to broaden our offering delivered through these models.

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

Our customers face diverse business and deployment challenges.  We continuously develop our professional services organization that helps our customers capture the full value from our solutions.  We help our customers analyze their business issues and re-engineer critical processes to address their specific needs.  These value-added services should allow us to accelerate the market penetration of our advanced solutions and expand our offering to our installed base.

Continue to lead the evolution of the contact center beyond its traditional market and expand our differentiated end-to-end suite.

With the increasing strategic importance and complexity of the contact center, customers have a growing need for comprehensive management solutions.  We believe our end-to-end suite, which is comprised of integrated and modular tools and business solutions for contact center management represents a differentiated approach and value for our customers.  We also aim to develop industry specific business solutions to enable our customers to better interact with their customers by taking advantage of industry-specific knowledge, best practices, and processes, increasing our ability to respond to industry specific needs.  We intend to augment and expand our offering of end-to-end solutions to maintain our industry leadership position.

Furthermore, we have extended the value of our solutions outside the contact center to the back office and point of sale/retail and branches to enable real-time adherence as well as planning and optimization.  Back office operations often employ a significantly larger workforce as compared to contact centers.  Although the back office faces similar business issues to those faced by contact centers operations, it typically lacks solutions for effectively managing the workforce as well as ensuring efficiency and compliance.

Further enhance our position as the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry.

We continue to build the largest and broadest risk and financial crime solutions enterprise-wide platform.  The consolidation of financial crime management, coupled with the industry’s evolution towards enterprise risk and compliance systems, need to monitor all channels, growing regulatory pressure and focus on cost reduction and productivity improvement, all creating a growing need for a broader offering in this industry. We intend to augment and expand our offerings in this market to meet the growing needs of the industry and maintain our market leadership.

Drive deployment of end-to-end security solutions.

We are in a unique position to deliver a comprehensive solution that complements our proven surveillance, public safety and multimedia reconstruction capabilities, with an advanced security management solution that offers complete situational awareness, integrating information from multiple sensors.  This end-to-end solution addresses market demand for a unified solution that eliminates information silos and enables security personnel to proactively mitigate risks through effective execution of optimal security operational procedures.  We intend to leverage this broad solution portfolio to strengthen our market leadership and accelerate the penetration into public transportation, airports, financial services, critical facilities, city centers, public safety agencies, government institutes and corporate facilities markets, while expanding the offering to our existing installed base.

Address security, safety and operational risks in three dimensions

Our security solutions address security, safety and operational risks in three dimensions: Cross-time, Cross-organizational Roles, and Cross-vertical expertise. Cross-time impacts the entire lifecycle of an event—before, during and after—for real-time management, investigation, planning and improvement. Cross-organizational Roles means solutions for the operator in the control room, the investigator, as well tools for decision makers. Cross-vertical Expertise, enables us to tailor security solutions to the unique needs of organizations in various market segments, including public transport, airports, critical facilities, banking and public safety. Systems originally assigned by organizations to handle security and safety, are also being utilized to address operational risks. As a result, organizations are looking to adopt tools that are adequate not only to manage their security and safety situations, but such that can contribute to operational gains like increased efficiency and service-level.

Our Solutions and Products

I.             NICE Enterprise Solutions

NICE Enterprise solutions are comprised of two offerings, the Enterprise Customer Interaction offering and the Financial Crime and Compliance offering (NICE Actimize).

A.           Customer Interaction Solutions

The NICE Enterprise Customer Interactions offering enables businesses to capture customer interactions, transactions and feedback; analyze them to reveal business insights, and apply these insights in real time to achieve a positive impact on the interaction and the business.  NICE provides an integrated suite of products and solutions that help businesses grow revenue, enhance customer experience, improve regulatory compliance, and optimize contact center and back office operations.  NICE Enterprise Customer Interactions Solutions are implemented by contact centers of all sizes, back office operations, retail branches and financial trading floors.

The NICE Enterprise Customer Interactions offering is comprised of four solution suites: NICE SmartCenter, NICE Trading Suite, NICE Back Office Suite and NICE Solutions for Small & Mid-sized Contact Centers and Branch Offices.

1. NICE SmartCenter is a suite of targeted business solutions and best-in-class products that is aimed at providing contact centers and sales and marketing organizations with the ability to capture customer interactions across all communication channels, including phone, surveys, email and Web, analyze them to discover valuable insights – such as customer purchase preferences - and leverage these insights to maximize workforce utilization and performance, and impact interactions as they occur.

Our business solutions for contact centers encapsulate industry best practices, pre-built content and closed-loop workflows that are integrated with real-time speech analytics and real-time decisioning and agent guidance, enabling organizations to address strategic business issues such as those described below.

NICE SmartCenter Business Solutions

Optimizing Operational Efficiency

We provide solutions that help contact centers enhance operational efficiency that benefits the bottom line by optimizing handle time, improving agent productivity, reducing call volume, and effectively forecasting workloads and scheduling staff.

•
NICE First Contact Resolution enables organizations to measure the rate at which customer issues are resolved during the first contact and identify why others result in repeat contacts.  By analyzing this data, organizations can take real-time action to increase first contact resolution, improve operational efficiency and increase customer satisfaction.

•	NICE Handle Time Optimization helps companies understand what drives high average handle time and then take action in real time to mitigate it, while preserving quality and customer service.

•
NICE Quality Optimization uses real-time, interaction analytics to analyze all customer interactions and measure key performance indicators (KPIs) for improving the quality of service provided by contact center agents.  KPIs can be derived from telephony-based metrics such as average handle time, hold time and call transfers, as well as from speech analytics, such as customer dissatisfaction and first contact resolution.

Growing Revenue

NICE SmartCenter Revenue Growth Solutions help businesses increase the number of sales attempts made by their contact center agents and improve sales conversion rates, identify and promote best practices for improving debt collection, and extract business intelligence from customer interactions to enhance marketing effectiveness.

•
NICE Service-to-Sales uses real-time, interaction analytics technologies along with desktop analytics and text mining, to analyze and measure agents’ sales attempt and success rates, identifying the root causes of customer objections, sales best-practices and agents struggling with poor sales skills.  Based on this input, it defines business rules to identify sales opportunities, and leverages real-time, next-best-offer guidance to assist agents in maximizing them.

•
NICE Collections Effectiveness identifies high performing collection agents and analyzes their interactions in order to uncover best practices and techniques. Based on these insights, it provides real-time, next-best-action guidance to agents and identifies training opportunities for agents with a low contact rate or collection performance.  The solution also helps companies understand the main reasons why customers don’t pay their debts, use that insight to improve agent negotiation skills, and deliver real-time objection handling guidance.  In addition, the solution analyzes all collection interactions in order to assure regulatory compliance.

•
NICE Marketing Effectiveness mines interactions for customer references to marketing campaigns and promotions and enables organizations to compare the effectiveness of different campaigns across different media.  These insights are used to adjust and improve marketing campaigns and maximize their return on investment.  The solution also collects valuable business intelligence.

Enhancing Customer Experience

NICE SmartCenter Customer Experience solutions enables organizations to provide a consistent and compelling customer experience across all communication channels, deliver a customer experience that differentiates them from their competitors, and drive customer loyalty, which results in expanded wallet-share.

•
NICE Churn Reduction enables organizations to proactively identify customers at risk to churn by leveraging cross-channel analytics to analyze customer satisfaction.  By integrating voice-based intelligence with CRM and business intelligence transactional data, the solution identifies high-risk customers that would not be detected by a transactional model alone.  It then guides retention agents in real time, helping them tailor retention offerings to the individual customer.

•
NICE Customer Satisfaction provides a comprehensive, accurate understanding of customer satisfaction across channels – phone, email, chat, and social media.  It leverages NICE’s technologies for speech analytics, emotion detection, social media analytics, web interactions analytics, call flow analytics and text mining, as well as direct customer feedback, to automatically measure various customer satisfaction-related key performance indicators (KPIs), such as Net Promoter Score. The solution provides stakeholders access to the KPIs via dashboards, and the tools to perform root-cause analysis to identify the drivers for customer dissatisfaction.

Improving Regulatory Compliance

We provide a number of solutions that enable organizations to proactively capture and retain all customer interactions across multiple touch points to help ensure compliance with government regulations and internal policies, as well as resolve disputes, perform investigations and verify sales.

•
NICE Process Enforcement, provides enterprise level support for ensuring compliance in real time, in contact centers, back offices and branches.  It leverages the company's real-time decisioning technology to deliver context-sensitive instructions directly to employee desktops in real time, and ensure that such instructions are followed during every customer interaction.

•
Other capabilities include ensuring compliance with Payment Card Industry Data Security Standard (PCI DSS) in real time; recording, management, and analysis of traders’ mobile phone interactions; enabling financial institutions and contact centers handling financial transactions further improve risk management and better avoid regulatory breaches.

The NICE SmartCenter Core Products

NICE SmartCenter spans best-in-class capabilities for interaction capture, real-time cross-channel interaction analytics, workforce management, performance management, quality management, real-time process automation, and customer feedback.

•	NICE Interaction Management records interactions from various communication channels into a central Cross-Channel Interaction Hub.

•
NICE Quality Management delivers comprehensive tools for implementing a multifaceted quality program encompassing agents, supervisors, evaluators and managers, and the ability to improve the quality and effectiveness of customer interactions in contact centers.

•
NICE Interaction Analytics utilizes a multi-dimensional analysis approach to analyze customer interactions across communication channels and in real time.  It provides automated business insight and root cause analysis based on speech analytics, e-mail and chat analytics, desktop analytics, call flow analytics and integration with external business data such as CRM systems.

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

•
NICE IEX Workforce Management forecasts customer interactions, schedules agents with appropriate skills to manage and optimize the level of customer service and resources, measures agent and team performance and supports managing overall contact center performance.

•
NICE Performance Management maps enterprise business objectives to group and individual goals and tracks and reports performance against these goals. It also automates critical managerial activities, including employee coaching, recognition, and performance improvement to allow front-line managers to become more effective and efficient in developing their teams. As a result, customer-facing operations are able to substantially improve productivity, boost revenue and increase customer satisfaction.

•
NICE Incentive Compensation Management provides the end-to-end ability to create, manage and distribute all aspects of a commissions program. Automates the process of commission, bonus, and incentive administration in support of any type of variable pay strategy to deliver a pay-for-performance system which rewards employees for achieving targets that align with business strategy.

•
NICE Fizzback enables customer service organizations to capture customer feedback immediately following an interaction with the brand at any service touch point, including contact center, branch, retail store, and web. NICE Fizzback analyzes the feedback in real time and initiates workflows to ensure that prompt action is taken on customers’ comments and issues to help drive significant increases in customer advocacy, loyalty and satisfaction.

2. NICE Trading Suite delivers comprehensive, integrated capabilities to harness the complex, ongoing, high-risk exchange of interactions and transactions between traders, firms and their counterparties.  The solutions enable organizations to capture, monitor and analyze interactions and transactions in real time to proactively minimize risks, detect potential regulatory breaches, counter fraudulent activities and improve investigative capabilities.

The NICE Trading Suite is comprised of a multi-channel capture platform, real-time interaction analytics, and business workflows.

3. NICE Back Office Suite extends front office operational efficiency into back office processing environments.  It automates manual processes, integrates data collected directly from employee desktops, improves forecast accuracy, enables managers to view and manage resource capacity, and empowers employees to improve their own performance.  In addition to these capabilities, the NICE Back Office Suite also provides tools to ensure internal and regulatory compliance, improve the quality of the work items being processed, and ultimately, elevate the level of service customers receive across the entire enterprise.

The NICE Back Office Suite combines NICE’s workforce management solution with real-time guidance, process automation and compliance, as well as quality management and performance management.

4. NICE Solutions for Small & Mid-sized Contact Centers (SMCC) and Branch Offices.  NICE Recording eXpress and NICE Quality eXpress are provided for small and medium-sized contact centers (SMCC) and branch offices that are also seeking a robust call recording to help ensure regulatory compliance and quality management.  It is an easy-to-install, low-cost solution that is based on NICE’s advanced interaction recording technology.

B.           Financial Crime and Compliance Solutions (NICE Actimize)

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

1. NICE Actimize’s Enterprise Risk Management technology enables a firm-wide approach to proactively addressing risk and compliance processes and investigations across the enterprise.

•
Actimize Enterprise Risk Case Manager is a central platform for managing alerts, cases, investigations, link analysis, regulatory reporting, financial losses, oversight and more, depending on the individual solutions that are added to it. Through this modularity, it is able to meet the unique needs of securities compliance, financial crime, and corporate security organizations.

2. In the anti-fraud space, NICE Actimize offers integrated fraud management solutions to deliver customer-centric fraud prevention that support a holistic, enterprise-wide fraud management program. These focused fraud prevention solutions are available individually or as a comprehensive, integrated suite and can be used in both real time and batch processing to detect and prevent various types of fraud.

•	The Actimize Card Fraud Solution enables card issuers, acquirers and processors to detect fraudulent transactions across a variety of card types including ATM/debit, credit, and prepaid, among others.

•
The Actimize Remote Banking Fraud Solution monitors online banking, call center, IVR and mobile banking channels to detect and prevent fraud perpetrated against monetary and non-monetary activities in real time.

•
The Actimize Employee Fraud solution automates detection of common types of insider fraud activity such as policy violations, embezzlement, collusion, theft of customer or bank assets, and theft of customer data.

•
The Actimize Commercial Banking/Wire & ACH solution monitors electronic fund transfers (EFT) such as wire, ACH and external debit to detect suspicious activity and prevent commercial payment fraud with high-volume, real-time, transaction monitoring, alerting and blocking.

•	The Actimize Deposit Fraud solution minimizes deposit fraud losses with comprehensive account activity monitoring for both 'On-Us' and deposit fraud risk.

•	The Actimize Remote Brokerage Fraud solution prevents securities fraud attacks by analyzing a wide range of data including trading, market, and session information to detect attacks.

3. In the anti money laundering (AML) space, NICE Actimize offers an end-to-end suite of AML solutions, available individually or as an integrated whole.  The 2009 acquisition of certain subsidiaries of Fortent, Inc. (“Fortent”), expanded and enriched the company’s existing AML offering and further strengthened the firm’s ability to apply proven best practices and technology to help financial institutions comply with anti-money laundering regulations from agencies around the world.

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

•
The Actimize Customer Due Diligence solution provides integrated risk-based rating and continuous monitoring of accounts throughout the entire customer life cycle - from initial applicant onboarding to ongoing customer due diligence.

•
The Actimize CTR Processing & Automation solution provides seamless automated Currency Transaction Reporting (CTR) processing, reducing inaccuracies and manual effort by consolidating enterprise data, guiding analyst actions, and validating information prior to e-filing.

•
The Actimize FATCA Compliance solution provides non-US financial institutions the ability to detect and manage US account holders that are liable for tax payments to comply with the FATCA regulation and prevent financial penalties.

4. In the brokerage compliance space, NICE Actimize offers solutions that enable brokerage firms and investment banks to effectively adhere to global regulatory requirements and organizational standards by monitoring a comprehensive range of financial products to prevent, detect, and deter non-compliant activities and improve risk and compliance performance.

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

•
The Actimize Retail Surveillance package ensures sales practices compliance across the organization by monitoring transactions, accounts, sales representatives and branches.  By providing electronic access and sign-off on individual trades, the solution enables comprehensive compliance across the organization and supports a broad range of Know Your Customer and Suitability matters, including FINRA 2090/2111.

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

•
The Actimize Rogue Trading solution is specifically designed to provide a comprehensive, unified view of desk and trader data, enabling broker/dealers to detect suspicious trading scenarios and mitigate the risk of rogue trading losses. The solution analyzes data from multiple functional areas such as trading, compliance, middle and back-office, and human resources to detect and prevent rogue trading in the earliest stages.

•
The Actimize MiFID Surveillance package is comprised of context-specific solutions to ensure complete compliance with the Markets in Financial Instruments Directive (MiFID).  The solutions address best execution, suitability, client order handling, transaction reporting and conflicts-of-interest allowing organizations to flag violations in real time, or near real time, where required by the regulations.

•
The Actimize Energy Trading Compliance solution provides proactive surveillance to meet compliance oversight obligations across energy markets, including crude oil, refined products, natural gas, power, and more. The solution combines a proven energy data model, advanced detection capabilities, case management, and comprehensive query, audit, and reporting capabilities, enabling organizations to adhere to energy trading standards set by the CFTC, FERC, FTC, and other global regulatory agencies.

II.           NICE Security Solutions

The NICE Security offering addresses the needs of governments and enterprises to secure and leverage their most important business assets, and fight crime and terror by anticipating, managing and mitigating safety, security and operational risks.  The offering enables the capture, analysis and correlation of data from multiple sensors and systems, including audio, video, radio, geo-location and web, providing a framework for fusing data silos into a single, holistic operational view.  Using its superior integrated product portfolio, NICE Security Solutions empower organizations to address risks through detection, real time management, investigation, planning, improvement and prevention. Our solutions support different organizational roles: operators, managers and decision makers.  NICE Security Solutions are deployed worldwide in public transportation systems, critical infrastructures, city centers, banks, airports and public safety agencies, among others.

The NICE Security offering is comprised of solutions that address the following needs:

A.           Situation Management

Our situation management solution, NICE Situator, addresses the security operations needs of public transport, airports, critical infrastructure, city centers, banks and public safety agencies, among others, by enabling automatic situation planning, response and analysis in real time to improve situational awareness and incident handling.  It does this by integrating a wide array of sensors and security systems into a common operating picture, analyzing and correlating this information, and then applying standard operating procedures and automated response plans.  Designed to promote an interoperable and open security ecosystem, NICE Situator is vendor agnostic, enabling security operations to leverage best of breed technologies that meet their specific needs.  NICE Situator provides approximately 200 gateways to different security and safety systems, including intrusion sensors, communication devices, web feeds, and databases, as well as access control, fire and safety, geo-location, building management and video surveillance systems.

B.           Video Surveillance and Analytics Solutions

Our surveillance and analytics solutions protect people, operations and infrastructure by enabling organization to anticipate, identify and mitigate potential risk or unfolding events. They help minimize risks in real time as well as during the investigative process, helping the relevant professionals bring to justice, debrief and improve security.

The solution portfolio includes:

NiceVision: allows security professionals to maximize the benefits of video technology with an enterprise-class, open-platform IP-based solution that provides continuous surveillance coverage and control for any size environment.

•
Part of the NiceVision family is NiceVision Net, a complete, end-to-end IP video surveillance solution. Each component of NiceVision Net 2.5, the latest version, is managed from the central NiceVision ControlCenter. This includes Smart Video Recorders (SVRs); advanced video analytics, 24x7 video capabilities, high-performance encoders and decoders, and feature-rich event management and control room visualization.

•	The NiceVision Net solution is fully scalable and can grow from a few cameras in one location to hundreds or thousands over multiple sites — even for megapixel camera deployments.

•
The solution has a flexible and open architecture and is ONVIF (Open Network Video Interface Forum) compliant, allowing seamless integration with new and existing edge devices, as well as security management and access control systems. Additionally, with no special client download needed, web and smartphone support allows access to surveillance systems from anywhere, anytime. There is also support for easy integration with third-party devices.

•
NiceVision Fast Alpha Silver is an advanced, IP-based MPEG-2 and MPEG-4 and H.264 compression video and audio recording solution. It includes video recorders, encoders and decoders and a rich management application.

C.           Public Safety

We offer a comprehensive suite of public safety solutions.  The solutions enable Emergency Services organizations worldwide and Communications and Command & Control Centers to be more effective at incident detection, verification, handling, investigation, resolution and prosecution.

•
Incident Information Management. Our incident information management solution, NICE Inform, helps public safety agencies and security operations in transportation, utilities and other industries consolidate and manage multimedia incident information efficiently and effectively.  It captures and processes event information from a variety of media: audio, video, text, Computer-Aided Dispatch (CAD) systems, and Geographic Information Systems (GIS and others).  NICE Inform fuses these different types of media into a common application and interface. It provides structure to unstructured multimedia data, combining the information for a complete authentic, chronological audio/video timeline to accurately and efficiently reconstruct and investigate events.

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

•
Next Generation Emergency Call Management. Our incident information management solution, NICE Inform, is next generation ready.  It can reconstruct emergency calls and events using voice, text, data or any other type of media incident information that may come in.  In addition, its open architecture and integration capabilities mean it can seamlessly support any current or future media formats and standards— text messaging (SMS) and multimedia messaging (MMS).

Our solutions for intelligence, law enforcement, and video surveillance are also benefitting the Public Safety sector, as well as other types of security areas, discussed in more detail below.

D.           Intelligence and Law Enforcement

NiceTrack is our solution suite that is used by law enforcement and intelligence agencies, national and internal security agencies, and Signals Intelligence (SIGINT) organizations to fight organized crime, drug trafficking and terrorist activities.  It offers a unified platform for the interception, collection, processing and analysis of telephony and internet communications and data from of all types of networks and applications, and generates comprehensive and meaningful intelligence.  NiceTrack constitutes a complete suite of operational tools and applications, which ensure that meaningful, mission-critical information is delivered on time to security decision makers and operational staff, enabling them to detect threats and achieve a fast and appropriate response.

Strategic Relationships

We sell our solutions and products worldwide both directly to customers and indirectly through selected partners to better serve our global customers.  We partner with companies in a variety of sales channels, including service providers, system integrators, distributors, value added resellers and complimentary technology vendors.  They are industry leaders who form a vital network for selling and supporting NICE solutions and products.  For our business partners, we have established the NICE Business Partner Program, which provides full support and a broad portfolio of sales supporting tools to help them promote and sell the NICE offering, driving mutual revenue growth and success.

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

For our contact center customers, we have entered into global distribution agreements as well as alliance and partnership programs with leading vendors, including Amdocs, Avaya, BT and Cisco. Our agreement with Avaya is a framework agreement with industry standard terms for transactions in the ordinary course of business. The agreement is non-exclusive and automatically renews for successive one year periods. In the financial institutions market, we have established marketing, sales and support arrangements with leading suppliers of complementary products and services, including, among others, BT Group PLC, FIS, IBM, IPC and Orange Business Services.  These companies market and distribute our products to their customers either as stand-alone solutions or as integrated parts of their own solutions. In the security markets, we have formed alliances for the co-marketing, distribution and implementation of our products with leading companies, including Cassidian Communications, EADS, Honeywell, Motorola, Raytheon Company, SAIC, Siemens and Thales.

Service and Support

The NICE Global Services organization delivers the following portfolio of end-to-end service to address all stages of the NICE technology lifecycle, including project planning and design, implementation and optimization, proactive maintenance and product support:

•	Business Consulting - to help align NICE solutions and customer business processes and goals to accelerate return on investment, increase revenue and minimize business costs.

•
Customization Solutions - to help extend the value of NICE technology by adding specialized capabilities and functions that can save users time, perform functions unique to the organization, or integrate seamlessly with other systems in the organization.

•	Solution Delivery - to help optimize solution delivery planning with a view to enabling customers achieve their specific business and organizational goals, on time and on budget.

•	Customer Education Services - to provide users with the necessary knowledge and skills to operate NICE solutions and leverage their capabilities to meet customer needs, before and after the rollout.

•	Support and Maintenance - to provide professional 24/7 global support for any hardware or software issue using the most advanced tools and methodologies.

NICE delivers proactive maintenance and upgrades for installed systems and offer flexible service level agreements (SLAs) to meet the level of service our customers need.

Our systems are generally sold with a warranty for repairs of hardware and software defects and malfunctions. Our customers may renew maintenance agreements from our dealers or directly from us. Software maintenance includes an enhancement support program with ongoing delivery of “like-for-like” unspecified upgrade releases, service packs and hot fixes.

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

We manufacture our products through subcontractors, with the exception of CyberTech products that are manufactured by us.  Under manufacturing agreements with Flextronics Israel Ltd. ("Flextronics"), a subsidiary of a global electronics manufacturing services provider, and with Bynet Communications Ltd. (“Bynet”), Flextronics and Bynet provide us with turnkey manufacturing solutions including order receipt purchasing, manufacturing, testing, configuration, inventory management and delivery to customers.  These agreements cover all of our product lines, including our voice recording family of products, our video product lines, our upgrade lines and our spare parts and return material authorization (RMA).  NICE is entitled to, and exercises, various control mechanisms and supervision over the entire production process.  In addition, Flextronics, the manufacturer of almost all of our products, is obligated to ensure the readiness of a back-up site in the event that the main production site is unable to operate as required.  We believe these outsourcing agreements provide us with a number of cost advantages due to Flextronics’ and Bynet’s large-scale purchasing power, and greater supply chain flexibility.

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

Research and Development

We believe that the development of new products and the enhancement of existing products are essential to our future success.  Therefore, we intend to continue to devote substantial resources to research and new product development, and to continuously improve our systems and design processes in order to reduce the cost of our products.  Our research and development efforts have been financed through our internal funds and programs sponsored through the Government of Israel and the European community.  We believe our research and development effort has been an important factor in establishing and maintaining our competitive position.  Gross expenditures on research and development in 2009, 2010 and 2011 were approximately $82.5 million, $102.2 million and $113.7 million, respectively, of which approximately $3.8 million, $3.8 million and $3.4 million, respectively, were derived from third-party funding, and $1.3 million, $1.3 million and $1.2 million, respectively, were capitalized software development costs.

In 2011, we were qualified to participate in 12 programs funded by the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor ("OCS") to develop generic technology relevant to the development of our products.  Such programs are approved pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, or the Research and Development Law, and the regulations promulgated thereunder.  We were eligible to receive grants constituting between 40% and 66% of certain research and development expenses relating to these programs.  Some of these programs are members of programs approved for companies with large research and development activities and some of these programs are members of certain Magnet consortiums.  Accordingly, the grants under these programs are not required to be repaid by way of royalties.  However, the restrictions of the Research and Development Law described below apply to these programs.  In 2009, 2010 and 2011, we received a total of $3.6 million, $3.5 million and $3.1 million from the OCS programs, respectively, and we anticipate receiving approximately $0.5 million in 2012 from 2011 approved programs.

The Research and Development Law generally requires that the product incorporating know-how developed under an OCS-funded program be manufactured in Israel.  However, upon the approval of the OCS (or notification in the event set forth below, as the case may be), some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased, which increase might be up to 300% of the grant (depending on the portion of the total manufacturing volume that is performed outside of Israel).  Following notification (rather than approval) to the OCS (and provided the OCS did not object), up to 10% of the grant recipient’s approved Israeli manufacturing volume, measured on an aggregate basis, may be transferred out of Israel, subject to payment of the increased royalties referenced above.  The OCS is also authorized to approve the transfer of manufacturing rights outside of Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties.  The Research and Development Law also allows for the approval of the program in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the OCS is convinced that doing so is essential for the execution of the program.  This declaration will be a significant factor in the determination of the OCS whether to approve a program and the amount and other terms of benefits to be granted.  The increased royalty rate and repayment amount may be required in such cases.

The Research and Development Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the OCS.  Such approval is not required for the sale or export of any products resulting from such research or development.  The Research and Development Law further provides that the know-how developed under an approved research and development program may not be transferred to any third party outside Israel, except in certain circumstances and subject to prior OCS approval.  The OCS prohibits the transfer of OCS-funded know-how outside Israel, unless OCS approval is obtained, which may be granted under certain circumstances, in the following cases: (a) the grant recipient pays to the OCS a portion of the sale price paid in consideration for such OCS-funded know-how or in consideration for the sale of the grant recipient itself, as the case may be (according to certain formulas)(the portion to be paid in respect of a sale of the grant recipient itself will change upon applicable rules coming into effect); (b) the grant recipient receives know-how from a third party in exchange for its OCS-funded know-how; (c) such transfer of OCS-funded know-how arises in connection with certain types of cooperation in research and development activities; or (d) if such transfer of know-how arises in connection with a liquidation by reason of insolvency or receivership of the subject company.

The Research and Development Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient.  The law requires the grant recipient and its controlling shareholders and non-Israeli interested parties to notify the OCS of any change in control of the recipient, or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient, and requires the new non-Israeli interested party to undertake to the OCS to comply with the Research and Development Law.  In addition, the rules of the OCS may require prior approval of the OCS or additional information or representations in respect of certain of such events.  For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company.  “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer.  An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.  Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares or ADSs will be required to notify the OCS that it has become an interested party and to sign an undertaking to comply with the Research and Development Law. Furthermore, the Research and Development Law imposes reporting requirements in the event that proceedings commence against the grant recipient, including under certain applicable liquidation, receivership or debtor's relief law or in the event that special officers, such as a receiver or liquidator, are appointed to the grant recipient.

Failure to satisfy the Research and Development Law’s requirements may subject us to mandatory repayment of grants received by us (together with interest and penalties), as well as expose us to criminal proceedings. In addition, the Government of Israel may from time to time audit sales of products which it claims incorporates technology funded through OCS programs which may lead to additional royalties being payable on additional products.

The funds available for OCS grants out of the annual budget of the State of Israel were reduced in recent years, and the Israeli authorities have indicated in the past that the government may further reduce or abolish OCS grants in the future.  Even if these grants are maintained, we cannot presently predict what would be the amounts of future grants, if any, that we might receive.

We participate in the European Community Framework Programme for Research, Technological Development and Demonstration, which funds and promotes research.  There are no royalty obligations associated with receiving such funding.  From time to time we may apply for new grants under the Framework Programme. During 2010 and 2011 we were selected to participate in four FP-7 programs. The programs will continue for three and half years, with a total expected grant of approximately EUR 1.6 million. In addition, we were selected to coordinate one of these programs.

Intellectual Property

We currently rely on a combination of trade secret, patent, copyright and trademark law, together with non-disclosure and non-compete agreements, to establish and/or protect the technology used in our systems.

We currently hold 87 U.S. patents and 75 patents issued in additional countries covering substantially the same technology as the U.S. patents.  We have over 97 patent applications pending in the United States and other countries.  We believe that the improvement of existing products, and the development of new products are important in establishing and maintaining a competitive advantage.  We believe that the value of our products is dependent upon our proprietary software and hardware continuing to be “trade secrets” or subject to copyright or patent protection.  We generally enter into non-disclosure and non-compete agreements with our employees and subcontractors.  However, there can be no assurance that such measures will protect our technology, or that others will not develop a similar technology or use technology in products competitive with those offered by us.  In most of the areas in which we operate, third parties also have patents which could be found applicable to our technology and products. Such third parties may include competitors, as well as large companies, which invest millions of dollars in their patent portfolios, regardless of their actual field of business. Although we believe that our products do not infringe upon the proprietary rights of third parties, there can be no assurance that one or more third parties will not make a contrary claim or that we will be successful in defending such claim.

From time to time, we receive “cease and desist” letters claiming patent infringements.  However, no formal claims or other actions have been filed with respect to such alleged infringement, except for past claims which have since been settled and dismissed, and a claim filed by Fair Isaac Corporation (for further information please see Item 8, “Financial Information—Legal Proceedings” in this annual report).  We cannot assure you, however, that we will be successful in defending such claims, if asserted, or that infringement claims or other claims, if asserted, will not have a material adverse effect on our business, financial condition and results of operations.  Defending infringement claims or other claims could involve substantial costs and diversion of management resources.  In addition, to the extent we are not successful in defending such claims, we may be subject to injunctions with respect to the use or sale of certain of our products or to liabilities for damages and may be required to obtain licenses which may not be available on reasonable terms.

We own the following trademarks and/or registered trademarks in different countries: ACTIMIZE, Actimize logo, Alpha, Customer Feedback, eGlue Interact, FAST, FAST alpha Silver, Fortent, Fortent Logo, IEX, Insight from Interactions, Intent. Insight. Impact., Interaction Capture Unit, Know More, Risk Less, Last Message Replay, Mass Detection, Center, Mirra, My Universe, NICE, NICE Analyzer, NICE Inform, NICE Logo, NICE Perform, NICE Situator, NICE SmartCenter, NICE Storage Center, NICE Systems, NiceCall, NiceCall Focus, NiceLog, NiceTrack, NiceTrack IP Probe, NiceTrack Location Tracking, NiceTrack Mass Detection Center, NiceTrack Monitoring Center, NiceTrack Pattern Analyzer, NiceTrack Traffic Analysis, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Open Situation Management, Playback Organizer, Scenario Replay, Searchspace, Syfact, Syfact Investigator, TotalView.

Regulation

Export Restrictions

The export of certain defense products from Israel, such as our NiceTrack line of products, requires a permit from the Israeli Ministry of Defense (MOD).  In addition, the sale of products to certain customers, mostly armed forces, also requires a permit from the Israeli Ministry of Defense.  In 2011, the vast majority of our sales were not subject to such permit requirements.  To date, we have encountered no difficulties in obtaining such permits.  However, the MOD notifies us from time to time not to conduct business with specific countries that are undergoing political unrest, violating human rights or exhibiting hostility towards Israel, or imposes certain requirements as a condition to NICE being permitted to export products which are under the control of the MOD.  We may be unable to obtain permits for our intelligence products we could otherwise sell in particular countries in the future.

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

Competition

The market for our Customer Interaction Solutions is highly competitive and includes numerous products offering a broad range of features and capabilities.  As the market is still developing, we anticipate that a number of our existing and potential competitors will be introducing new and enhanced products.  Some of our competitors in the digital voice recording and contact center solutions include, among others, Aspect Software, Inc., Interactive Intelligence Inc., Autonomy Corp. (formerly e-talk), eLoyalty, Genesys Telecommunicatons, Nexidia and Verint Systems.

We believe that competition in the evolving enterprise interaction solutions market is based on a number of factors related to the product offering and business model.  With respect to products, we consider breadth of offering, application functionality, system performance and reliability, the ability to integrate with a variety of external computer and communications systems and ease of use as key factors.  With respect to the business model, we consider marketing and distribution capacity, price and global service and support capacity as key factors.  We believe that NICE solutions have a competitive advantage based on their ability to service large, multi-site, multi-channel, multi-touch point customer service organizations and their holistic integration and capture of various structured and unstructured data sources, their ability to extract insight with a multi-dimensional approach, and to drive cross-departmental action to impact business results. Furthermore, we believe that we have a competitive advantage because of the strength of our installed customer base, size and capabilities of our global distribution network, our business partners, and our global service and support capacity.

The market for financial crime and compliance risk management software, which has emerged only in recent years, is highly competitive and fragmented.  The market is influenced by the introduction of new regulations and financial crime patterns impacting the financial services industry.  While no single company competes with us across all of our solution areas, we face significant competition with respect to each solution that we offer.  We believe that the principal competitive factors in our favor in this market include our dedication to the financial services (and related) market, deep domain expertise, speed of development, ability to provide service across the enterprise using one core platform and our ability to serve specific “point” solutions.  Our software solutions compete with software internally developed by financial services institutions, as well as software and other solutions offered by commercial competitors, that include ACI Worldwide, FICO, BAE Systems, Oracle Corporation, SAS Institute Inc. and Sungard Data Systems.

Traditionally, public safety customer voice recording requirements for emergency phones and radio were relatively basic.  As the command and control center is becoming more complex and advanced systems are being deployed, and as more trunk radio and IP-based systems are offered, the recording system has to be integrated with these systems.  Our ability to deliver a more integrated and sophisticated recording system that can capture voice, video, data and meta-data information from trunk radio systems and computer aided dispatch, or CAD, systems, positions our products above the competition mainly in the large high-end emergency centers.  In addition, we believe that applications for scenario reconstruction of an incident connecting multimedia sources (including voice), video, data, GIS and meta-data together give us an advantage over the competition.  Some of our competitors in the public safety market include ASC Telecom, Redbox Recorders, Ultra Electornics AudioSoft and Verint Systems.

There are several competitors who have products that compete with our video platform, applications and analytics.  Our main competitors in this market are Bosch Security Systems, Genetec Inc., IndigoVision Group, Milestone Systems A/S, On-Net Surveillance Systems, Schneider Electric (formerly Pelco) and Verint Systems.  We believe that our approach to provide a full solution based on our self-developed recording, management software, networking devices and real-time content analysis, as well as open interfaces to third party devices and applications, creates a competitive advantage in this market.

There are a few competitors who have products in the Physical Security Information Management (PSIM) market that compete with our Situator platform.  These include ADT Security Services, CNL Software, Verint Systems and VidsSys.  We believe that there are substantial differentiators which offer significant advantage over the competition for PSIM and Situation Management. These include the comprehensive and integrated product portfolio, the wide array of system and sensor integrations our open platform enables, the specific added value and knowhow for each of our focus industry verticals and the wide and longstanding existing customer base.

There are a number of competitors in the telecommunications monitoring market, having products competing with our NiceTrack system, the major ones being Atis, BAE Systems, JSI Telecom, Pen-link Ltd., SS8 Networks, Inc., Trovicor and Verint Systems.  We believe that our solution offers innovations that provide law enforcement agencies and intelligence organizations the tools and capabilities they require to meet the challenges of today’s advanced telecommunications world.

Organizational Structure

The following is a list of our significant subsidiaries, including the name, country of incorporation or residence, and the proportion of our ownership interest in each.

Name of Subsidiary	Country of Incorporation or Residence	Percentage of Ownership Interest

Nice Systems Australia PTY Ltd.	Australia	100%
NICE Systems Technologies Brasil LTDA	Brazil	100%
NICE Systems Canada Ltd.	Canada	100%
Nice Systems China Ltd.	China	100%
Nice Systems S.A.R.L.	France	100%
NICE Systems GmbH	Germany	100%
NICE APAC Ltd.	Hong Kong	100%
NICE Systems Kft	Hungary	100%
Nice Interactive Solutions India Private Ltd.	India	100%
Nice Technologies Ltd.	Ireland	100%
Actimize Ltd.	Israel	100%
Nice Japan Ltd.	Japan	100%
NICE Technologies Mexico S.R.L.	Mexico	100%
CyberTech B.V.	Netherlands	100%
IEX Corporation B.V.	Netherlands	100%
Nice Systems (Singapore) Pte. Ltd.	Singapore	100%
Nice Switzerland AG	Switzerland	100%
Actimize UK Limited	United Kingdom	100%
CyberTech UK Limited	United Kingdom	100%
Fortent Limited	United Kingdom	100%
Merced Systems Limited	United Kingdom	100%
NICE Systems UK Ltd.	United Kingdom	100%
River Projects Limited	United Kingdom	100%
The Fizzback Group Limited	United Kingdom	100%
Actimize Inc.	United States	100%
Cybertech North Amercica L.L.C.	United States	100%
Fortent Americas Inc.	United States	100%
IEX Corporation	United States	100%
Merced Systems Inc.	United States	100%
Nice Systems Inc.	United States	100%
Nice Systems Latin America, Inc.	United States	100%

Property, Plants and Equipment

Our executive offices and engineering, research and development operations are located in Ra’anana, Israel, where we occupy the following facilities:

•
Ra’anana Central Offices, which occupies approximately 129,000 square feet of space, pursuant to a lease expiring in January 2013.  The annual rent and maintenance fee for the facility is approximately $3.3 million, paid partially in NIS linked to the Israeli consumer price index and partially linked to the U.S. consumer price index.

A lease agreement was signed in December 2010 for our Northern Ra’anana facilities.  Pursuant to this new arrangement, the North Ra’anana offices include two buildings, which occupy: (i) approximately 113,000 square feet, with an annual rent and maintenance fee of approximately $2.9 million, paid in NIS and linked to the Israeli consumer price index, and (ii) approximately 63,700 square feet, with an annual rent and maintenance fee for this facility of approximately $1.6 million, paid in NIS and linked to the Israeli consumer price index.  An additional third building is still under construction (to be completed during 2012) and will provide for an additional 130,000 square feet, with an annual rent and maintenance fee of approximately $3.5 million.  The lease for these three buildings in our Northern Ra’anana facilities will expire in December 2022 and will fully replace the Ra’anana Central Offices as of January 2013.

We have leased various other offices and facilities in several other countries.  Our material leased facilities consist of the following:

•	Our North American headquarters in Rutherford, New Jersey, which occupy approximately 36,700 square feet. We also have additional offices in New York, which occupy 48,000 square feet;

•	Our office in Denver, Colorado, which occupies approximately 27,063 square feet;

•	Our office in Richardson, Texas, which occupies approximately 37,564 square feet;

•	Our office in Southampton, U.K., which occupies approximately 23,428 square feet;

•	Our office in Berkshire, U.K., which occupies approximately 10,158 square feet;

•	Our office in Redwood Shores California, which occupies approximately 27,776 square feet;

•	Our office in the Netherlands, which occupies approximately 32,290 square feet; and

•	Our office in Hong Kong, which occupies approximately 9,506 square feet.

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

Overview

We are a leading provider of software solutions that enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, prevent financial crime, and safeguard people and assets. We operate an Enterprise business which is comprised of Customer Interactions solutions and Financial Crime and Compliance solutions, and a Security business.

Across our businesses, our solutions capture structured and unstructured data from different types of interactions, transactions and events, including interactions at various customer touch points, financial transactions and security-related sensors. Such data is captured from phone calls, the web, emails, chat, video, radio and many others. Through cross-channel analytics, the intent that underlies the data is revealed, providing the organization with insights on the interactions, transactions and events.  The extraction of insights through advanced analytics on the captured data enables organizations to take action and make an impact in real time and offline by driving a personalized response to these insights before, during and after the interactions, transactions or events. This allows organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security.

Our Customer Interactions solutions are implemented by contact centers of all sizes, back office operations, retail branches and financial trading floors, to improve operational efficiency, ensure regulatory compliance, enhance customer experience and grow revenue. Enterprise customers of our Customer Interaction solutions span a variety of industries, such as financial services, telecommunications, healthcare, outsourcers, retail, media, travel, service providers, utilities, and others.

Enterprise customers of our Financial Crime and Compliance solutions are primarily financial services organizations, government agencies and related organizations. Our solutions enable such customers to fight financial crime, prevent fraud and money laundering and ensure trading compliance.

NICE Security Solutions are deployed worldwide in public transportation systems, critical facilities, city centers, banks, airports, public safety agencies, law enforcement and intelligence agencies and organizations and national and internal security agencies. Our Security Solutions offer complete incident life-cycle management, including prevention, prediction, real-time and post-incident analysis for security and safety operations. We also offer solutions for the interception, collection, processing and analysis of communications data.

Our products are sold both through a global network of distributors, system integrators and strategic partners, and directly to end-users.

Recent Acquisitions

The following acquisitions were accounted for by the acquisition method of accounting, and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values.  The results of operations related to each acquisition are included in our consolidated statement of income from the date of acquisition.

On February 7, 2012, we completed the acquisition of Merced Systems, Inc. ("Merced"), the leading provider of performance management solutions that drive business execution in sales and service functions. We acquired Merced for total consideration of approximately $150 million, net of cash acquired (approximately $22 million). Additionally, we will pay Merced up to $20 million in cash subject to Merced meeting certain performance targets.  Merced’s performance management solutions help drive sales effectiveness, superior customer experience and operating efficiency across a range of vertical industries. Merced’s products serve Global 2000 customers, and include advanced analytics and reporting, incentive compensation management, coaching, and other performance execution applications. It is expected that integrating Merced and NICE capabilities will create a closed-loop performance management solution.

On October 26, 2011, we completed the acquisition of Fizzback Group (Holdings) Ltd. ("Fizzback"), a global provider of Voice of the Customer (VoC) solutions, providing software solutions for real-time customer feedback that drive customer loyalty and employee performance. The Fizzback solution helps companies listen, respond and act in real-time to their customers’ comments.  We acquired Fizzback for a total consideration of approximately $80.9 million. The combination of Fizzback and NICE will both improve Customer Experience Management (CEM) as well as operationalize VoC both for the contact center and across the enterprise.

On March 4, 2011, we completed the acquisition of CyberTech Investments (“CyberTech”), a global provider of compliance recording solutions and value-added applications. We acquired CyberTech for total cash consideration of approximately $59.4 million. The addition of CyberTech solutions to the NICE portfolio broadens our offering for financial institutions, strengthens our commitment to the small and medium size business sector, and adds to our public safety solutions.

On July 15, 2010, we completed the acquisition of e-Glue Software Technologies, Inc. ("e-Glue"), a leading provider of real-time decisioning and guidance solutions.  The acquisition was for total consideration of approximately $31.4, comprised of $25.6 million in cash and $5.8 million representing the fair value of earn out based on performance milestones amounting to additional payment of $6 million.

On May 25, 2010, we completed the acquisition of Lamda Communication Networks Ltd. (“Lamda”), a provider of satellite communications interception technology based in Israel.  The acquisition was for total consideration of approximately $6.9 million, comprised of $5.0 million in cash and $1.9 million representing the fair value of a potential earn out based on performance milestones amounting to a maximum additional payment of up to $3 million.  Lamda's unique technology addresses the growing demand for satellite communication interception capabilities and enables law enforcement, internal security and intelligence agencies to fight crime and terror more effectively.

On January 11, 2010, we completed the acquisition of certain assets and liabilities of Orsus Solutions Limited and certain subsidiaries of Orsus (collectively, “Orsus”), a leading provider of Security Management Solutions.  The acquisition was for total consideration of approximately $21.5 million in cash.  Orsus' flagship solution, Situator, provides a framework for fusing data silos from disparate security and safety systems as well as multiple command and control centers, into a single, holistic operational view and automating security procedures.

On August 31, 2009, we completed the acquisition of the voting securities of certain subsidiaries of Fortent, Inc., a leading provider of analytics based Anti-Money Laundering and financial crime prevention software solutions for the financial services industry.  Fortent became part of our Actimize business, with the Fortent team becoming an integral part of the Actimize team.  The acquisition was for total consideration of approximately $73.1 million in cash.  Fortent is known for its anti-money laundering deployments and expertise within the world's tier-one financial institutions and for its advanced statistical profiling analytics technology.

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

We also completed the acquisition of certain assets of Composia Ltd. and MindCite (Israel) Ltd., in 2011 and 2012, respectively. The technologies acquired as part of these acquisitions add to both our Enterprise and Security offerings. These acquisitions were not material to our business and operations.

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

Revenue Recognition.  We derive our revenues primarily from product revenues, which include hardware and software sales; and service revenues, which include support and maintenance, installation, project management, customization, consulting and training revenue.  Revenue related to sales of our products is generally recognized when persuasive evidence of an agreement exists, the product has been delivered and title and risk of loss have passed to the buyer, the sales price is fixed or determinable, and collectability is probable.  Sales agreements which include a provision for customer acceptance are not recognized as revenue until either the customer has confirmed that the product or service has been accepted or as the acceptance provision has lapsed.

For arrangements with multiple elements within the scope of software revenue recognition guidance, we allocate revenue to the different elements in the arrangement under the residual method when vendor specific objective evidence ("VSOE") exists for all undelivered elements and no VSOE exists for the delivered elements.  This means that we defer the arrangement fee equivalent to the fair value of the undelivered elements and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software licenses) when the basic criteria in ASC 985-605 have been met. Any discount in the arrangement is allocated to the delivered element.

Starting January 1, 2011 we adopted the guidance of ASU 2009-13, Multiple-Deliverable Revenue Arrangements, (amendments to FASB ASC Topic 605, Revenue Recognition) ("ASU 2009-13") and ASU 2009-14, Certain Arrangements That Include Software Elements, (amendments to FASB ASC Topic 985, Software) ("ASU 2009-14"). ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendment eliminates the residual method of revenue allocation and requires revenue to be allocated using the relative selling price method. ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance in determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. As such, we prospectively applied these provisions to all revenue arrangements entered into or materially modified after January 1, 2011.  This guidance does not generally change the units of accounting for our revenue transactions. Most products and services qualify as separate units of accounting and the revenue is recognized when the applicable revenue recognition criteria are met. Our arrangements generally do not include any provisions for cancellation, termination, or refunds that would significantly impact recognized revenue. While certain of our bundled products are now accounted for following ASC 605, the impact of the adoption of these standards was immaterial.

Our revenue recognition policies provide that, when a sales arrangement contains multiple elements, such as software and non-software components that function together to deliver the products’ essential functionality, we allocate revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its VSOE, if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. We establish VSOE of selling price using the price charged for a deliverable when sold separately and, in rare instances, using the price established by management having the relevant authority. When VSOE cannot be established, we attempt to establish selling price of each element based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, our go-to-market strategy differs from that of our peers and our offerings contain a significant level of customization and differentiation such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, we are unable to reliably determine what similar competitor products’ selling prices are on a standalone basis. Therefore, we are typically not able to determine TPE.  The best estimate of selling price is established considering several external and internal factors including, but not limited to, historical sales, pricing practices and geographies in which we offer our products. The determination of ESP is judgmental.

In multiple element arrangements where more-than-incidental software deliverables are included, revenue is allocated to each separate unit of accounting for each of the non-software deliverables and to the software deliverables as a group using the relative selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. If the arrangement contains more than one software deliverable, the arrangement consideration allocated to the software deliverables as a group is then allocated to each software deliverable using the guidance for recognizing software revenue, as amended.

For all periods presented, amounts billed to customers related to shipping and handling are classified as revenue, and our shipping and handling costs are included in cost of sales.

Our policy for establishing VSOE of fair value of maintenance services is based on the price charged when the maintenance is renewed separately. Establishment of VSOE of fair value of professional services is based on the price charged when these services are sold separately.

Revenues from maintenance and professional services are recognized ratably over the contractual period or as services are performed, respectively.

Revenues from fixed price contracts that require significant customization, integration and installation are recognized using the percentage-of-completion method of accounting based on the ratio of costs related to contract performance incurred to date to the total estimated amount of such costs.  The amount of revenue recognized is based on the total fees under the arrangements and the percentage of completion achieved.  Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contact.

To assess the probability of collection for revenue recognition, we have an established credit policy that determines the credit limit that reflects an amount that is deemed probably collectible for each customer.  These credit limits are reviewed and revised periodically on the basis of new customer financial statement information and payment performance.

We record a provision for estimated sales returns in accordance with ASC 605, "Revenue Recognition" in the same period as the related revenues are recorded.  We base these estimates on the historical sales returns ratio and other known factors.  Actual returns could be different from our estimates.

Allowance for Doubtful Accounts.  We regularly review our allowance for doubtful accounts by considering factors such as historical experience, age of the account receivable and current economic conditions that may affect a customer’s ability to pay.  We allocate a certain percentage for the provision based on the length of time the receivables are past due.

Impairment of Long-Lived Assets.  Our long-lived assets include goodwill, property and equipment, In Process Research and Development (IPR&D), and identifiable other intangible assets that are subject to amortization.  In assessing the recoverability of our goodwill, property and equipment and other identifiable intangible assets that are held and used, we make judgments regarding whether impairment indicators exist based on legal factors, market conditions and operating performances of our reporting units or asset groups.  Future events could cause us to conclude that impairment indicators exist and that the carrying values of these long-lived assets are impaired.  Any resulting impairment loss could have a material adverse impact on our financial position and results of operations.

ASC 350 "Intangible – Goodwill and Other", requires that goodwill be tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.  These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition or sale or disposition of a significant portion of a reporting unit.  We operate in three operation-based segments: Customer Interactions Solutions, Security Solutions and Financial Crime and Compliance Solutions - and these segments comprise our reporting units.  Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit.  The goodwill impairment test is a two-step test.  Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill).  If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement).  Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting units’ goodwill over the implied fair value of that goodwill.  If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.  The fair value of each reporting unit is estimated using a discounted cash flow methodology.  This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our reporting units, the period over which cash flows will occur and determination of our weighted average cost of capital.  Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.  We allocate goodwill to reporting units based on the reporting unit’s expected benefit from the acquisition.

Our goodwill was tested for impairment during the fourth quarter of 2011. Based upon our annual impairment test, the estimated fair value of all of our reporting units were in excess of their respective carrying values and as such no impairment of goodwill existed and the second step of the goodwill impairment test was not required. The fair values of the Customer Interaction Solutions and Security Solutions reporting units were significantly in excess of their respective carrying values, while the fair value of the Financial Crime and Compliance Solutions reporting unit was slightly in excess of its carrying value. Therefore in the event of unfavorable changes in forecasted cash flows, terminal value multiples and/or weighted-average cost of capital, the Financial Crime and Compliance Solutions reporting unit is at risk of failing step one of the goodwill impairment test.

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

Taxes on Income.  We record income taxes using the asset and liability method.  Management judgment is required in determining our provision for income taxes in each of the jurisdictions in which we operate.  The provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate.  The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws.  We have considered future reversal of existing temporary differences, future taxable income, prudent and feasible tax planning strategies and other available evidence in determining the need for a valuation allowance.  Although we believe that our estimates are reasonable and that we have considered future taxable income and ongoing prudent and feasible tax strategies in estimating our tax outcome, there is no assurance that the final tax outcome will not be different than those which are reflected in our historical income tax provisions and accruals.   Such differences could have a material effect on our income tax provision, net income and cash balances in the period in which such determination is made.

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

We record interest on late tax payments as financial expenses and tax related penalties as general and administrative expenses.

Contingencies.  From time to time, we are a defendant or plaintiff in various legal actions, which arise in the normal course of business.  We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses.  A determination of the accrual required for these contingencies, if any, which would be charged to earnings, is made after careful and considered analysis of each individual action together with our legal advisors.  The required reserves may change in the future due to new developments in each matter or changes in circumstances, such as a change in settlement strategy.  A change in the required reserves would affect our earnings in the period the change is made.

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

Valuation of investments in marketable securities.  We review the valuation of our securities for impairment in accordance with ASC 320-10-65. If such assets are considered to be impaired, the impairment charge is recognized in earnings when a decline in the fair value of investments below the cost basis is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and our intent to sell, including whether it is more likely than not that we will be required to sell the investment before recovery of cost basis. For securities with an unrealized loss that we intend to sell, or it is more likely than not that we will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while declines in fair value related to other factors are recognized in other comprehensive income (loss).

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

Adoption of New Accounting Standards

In October 2009, the FASB issued an update to ASC 605-25, "Revenue Recognition - Multiple-Element Arrangements", that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to: (i) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated;  (ii) require an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have VSOE of selling price  or third-party evidence of selling price; (iii) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (iv) require expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance. We adopted this update and applied these provisions to all revenue arrangements entered into or materially modified after January 1, 2011. The adoption of the new guidance did not have a material impact on our consolidated financial statements.

In October 2009, the FASB issued an update to ASC 985-605, "Software-Revenue Recognition". In accordance with the update to the ASC, tangible products containing software components and non-software components that function together to deliver the tangible product's essential functionality are excluded from the scope of the software revenue recognition guidance. In addition, hardware components of a tangible product containing software component are always excluded from the software revenue guidance. We adopted this update and applied these provisions to all revenue arrangements entered into or materially modified after January 1, 2011. The adoption of the new guidance did not have a material impact on our consolidated financial statements.

In December 2010, the EITF issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations codified in ASC 805, "Business Combinations". This ASU responds to diversity in practice about the interpretation of the pro forma disclosure requirements for business combinations. When a public entity’s business combinations are material on an individual or aggregate basis, the notes to its financial statements must provide pro forma revenue and earnings of the combined entity as if the acquisition date(s) had occurred as of the beginning of the annual reporting period. The ASU clarifies that if comparative financial statements are presented, the pro forma disclosures for both periods presented (the year in which the acquisition occurred and the prior year) should be reported as if the acquisition had occurred as of the beginning of the comparable prior annual reporting period only and not as if it had occurred at the beginning of the current annual reporting period. The ASU also expands the supplemental pro forma disclosure requirements to include a description of the nature and amount of any material non-recurring adjustments that are directly attributable to the business combination. As applicable to us, this update became effective in these annual financial statements. The adoption of this updated did not have a material effect on our financial position or results of operations.

Recently Issued Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board, or FASB issued ASU 2011-08, Testing Goodwill for Impairment, codified in ASC 350 "Intangibles – Goodwill and Other". The revised accounting standard update intended to simplify how an entity tests goodwill for impairment. The amendment will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer will be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This accounting standard update will be effective for us beginning January 1, 2012. We do not expect the adoption of this new guidance to have a material impact on our financial statements.

In June 2011, the FASB issued ASU 2011-05 Presentation of Comprehensive Income, codified in ASC 220 "Comprehensive Income". The guidance requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance also eliminates the option to present the components of other comprehensive income as part of the statement of equity. The adoption of the standard will have no impact on our financial position or results of operations, but will result in a change in the presentation of our basic consolidated financial statements. We are currently evaluating whether to present other comprehensive income in a single continuous statement of comprehensive income or in two separate but consecutive statements.

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, codified in ASC 820 "Fair Value Measurement". The guidance requires an entity to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements, and will become effective for us beginning January 1, 2012. We do not expect the adoption of this new guidance to have a material impact on our financial statements.

Results of Operations

The following table sets forth our selected consolidated statements of income for the years ended December 31, 2009, 2010 and 2011 expressed as a percentage of total revenues. Totals may not add up due to rounding.

	2009	2010	2011
Revenues
Products	48.3%	47.2%	44.8%
Services	51.7	52.8	55.2
	100.0	100.0	100.0
Cost of revenues
Products*	31.2	32.9	32.7
Services*	49.5	44.5	43.6
	40.7	39.0	38.7

Gross Profit	59.3	61.0	61.3

Operating expenses
Research and development, net	13.3	14.1	13.8
Selling and marketing	24.3	25.9	25.1
General and administrative	12.5	11.1	12.0
Amortization of acquired Intangibles	2.7	2.8	3.0
Settlement and related expenses	-	-	-
Total operating expenses	52.8	53.9	53.9

Operating income	6.5	7.1	7.4
Financial income, net	1.3	1.3	1.3

Income before taxes	7.8	8.4	8.7
Taxes on income	0.5	1.3	1.5

Net income	7.3	7.1	7.2
_______________________
(*) Respective revenues

Comparison of Years Ended December 31, 2010 and 2011

Revenues

Our total revenues increased by approximately 15.1% to $793.8 million in 2011 from $689.5 million in 2010.  Revenues from sales of Customer Interactions Solutions were $477.6 million in 2011, an increase of 18.2% from 2010, revenues from sales of Security Solutions were $191.8 million in 2011, an increase of 15.5% from 2010, and revenues from sales of Financial Crime and Compliance Solutions were $124.4 million in 2011, an increase of 4.1% from 2010. Approximately 50% of the growth in revenues from Customer Interactions Solutions is attributed to organic growth driven by increasing transaction volume and complexity, data center consolidation, financial industry consolidation and accelerated demand for analytics based applications, approximately 35% is attributed to the inclusion of Cybertech and Fizzback results for the first time in 2011 and the remaining 15% of the growth in revenues from Customer Interactions Solutions  is attributable to the inclusion of full year results of e-Glue compared with five and a half months of results included in 2010 and the increasing demand for real time interaction solutions. Approximately 77% of the growth in revenues from Security Solutions is attributable to organic growth as a result of our focus on strengthening our solutions, approximately 11% is attributable to the increase in sales of our situation management solutions and the remaining 12% of the growth in revenues from Security Solutions is attributed to the inclusion of Cybertech results for the first time in 2011. The increase in revenues from Financial Crime and Compliance Solutions is mainly attributed to organic growth driven by increasing regulation and the need for compliance, increasing fraud attempts and a clear shift from in-house to best-of-breed shelf solutions.

	Years Ended December 31,
	(U.S. dollars in millions)
	2010	2011	Dollar Change	Percentage Change

Product Revenues	$325.5	$355.8	$30.3	9.3%
Service Revenues	364.0	438.0	74.0	20.3
Total Revenues	$689.5	$793.8	$104.3	15.1%

Approximately 58% of the increase in product revenues is attributed to the inclusion of Cybertech results for the first time in 2011. Approximately 42% of the increase in product revenues is due to organic growth driven by increased demand for our public safety solutions and real time interaction solutions, a growth in average transaction size, and substantial upgrades of systems.

Approximately 65% of the increase in service revenues is attributed to an increase in maintenance revenue resulting from an increase in the install base from previous years’ sales and due to the inclusion of Cybertech and Fizzback results for the first time in 2011. Approximately 35% of the increase in service revenues is attributed to an increase in professional services revenues mainly as a result of an increase in sales of risk management and real time interaction services and due to the inclusion of Cybertech and Fizzback results for the first time in 2011.

Revenue by Region

	Years Ended December 31,
	(U.S. dollars in millions)
	2010	2011	Dollar Change	Percentage Change

United States, Canada and Central and South America (“Americas”)	$429.9	$499.2	$69.3	16.1%
Europe, the Middle East and Africa (“EMEA”)	182.8	196.6	13.8	7.5
Asia-Pacific (“APAC”)	76.8	98.0	21.2	27.6
Total Revenues	$689.5	$793.8	$104.3	15.1%

The Americas revenues increased by 16.1%, approximately 45% of which is attributable to organic growth in the Security Solutions, approximately 21% is attributable to organic growth in the Customer Interactions Solutions, approximately 13% is attributable to organic growth in Financial Crime and Compliance Solutions revenues, approximately 11% of the increase is attributable to the inclusion of e-Glue results for a full year and the remaining 10% increase is due to the inclusion of Cybertech and Fizzback results for the first time in 2011.

The EMEA revenues increased by 7.5%. The increase is mainly attributable to the inclusion of Cybertech and Fizzback results for the first time in 2011 and to organic growth in the Customer Interactions Solutions, offset by a decrease in the Security Solutions and decrease in Financial Crime and Compliance Solutions revenues.

The APAC revenue increased by 27.6%, approximately 77% of which is attributable to organic growth in the Customer Interactions Solutions, approximately 15% is attributable to the inclusion of Cybertech results for the first time in 2011 and the remaining 8% increase is attributable to organic growth in Financial Crime and Compliance Solutions revenues offset by a decrease in the Security Solutions revenues.

Cost of Revenues

	Years Ended December 31,
	(U.S. dollars in millions)
	2010	2011	Dollar Change	Percentage Change

Cost of Product Revenues	$107.2	$116.3	$9.1	8.5%
Cost of Service Revenues	161.9	191.0	29.1	18.0
Total Cost of Revenues	$269.1	$307.3	$38.2	14.2%

Cost of product revenues increased on a dollar basis, while decreasing as a percentage of product revenues.  The increase on a dollar basis is mostly a result of increase in product revenue and higher amortization of intangible assets in a total amount of $30.2 million in 2011 compared to $25.8 million in 2010, which is mainly a result of the acquisitions of Cybertech and Fizzback and the inclusion of Orsus, Lamda and e-Glue for a full year.  The decrease as a percentage of product revenues is a result of a higher proportion of software in the product mix, which have lower cost of product.  Cost of service revenues increased on a dollar basis mainly due to an increase of cost of wages as a result of additional headcount to support the growth in the business, while decreasing as a percentage of service revenues.  The decrease in the percentage of cost of service from service revenues is attributed to better utilization of headcount.

Gross Profit

	Years Ended December 31,
	(U.S. dollars in millions)
	2010	2011	Dollar Change	Percentage Change

Gross Profit on Product Revenues	$218.3	$239.5	$21.2	9.7%
as a percentage of product revenues	67.1%	67.3%
Gross Profit on Service Revenue	202.1	247.0	44.9	22.2
as a percentage of service revenues	55.5%	56.4%
Total Gross Profit	$420.4	$486.5	$66.1	15.7%
as a percentage of total revenues	61.0%	61.3%

The increase in gross profit margin on product revenues is a result of a higher proportion of software in the product mix as indicated in “Total Cost of Revenue,” above.  The improvement in gross profit margin on service revenues is mainly attributed to the improvement in headcount utilization.

Operating Expenses

	Years Ended December 31,
	(U.S. dollars in millions)
	2010	2011	Dollar Change	Percentage Change

Research and development, net	$97.1	$109.1	$12.0	12.4%
Selling and marketing	178.4	199.0	20.6	11.5
General and administrative	76.3	95.6	19.3	25.3
Amortization of acquired intangible assets	19.5	23.7	$4.2	21.5%

Research and Development, Net.  Research and development expenses, before capitalization of software development costs and government grants, increased to 113.7 million in 2011, as compared to $102.2 million in 2010 and represented 14.3% and 14.8% of revenues in 2011 and 2010, respectively. The increase in research and development, net is attributed primarily to an increase in cost of wages and subcontractors, partially as a result of the Cybertech and Fizzback acquisitions.

Capitalized software development costs were $1.2 million in 2011, as compared to $1.3 million in 2010.  Amortization of capitalized software development costs included in cost of product revenues were $1.3 million and $1.2 million in 2011 and 2010, respectively.

Selling and Marketing Expenses.  Selling and marketing expenses increased to $199.0 million in 2011, as compared to $178.4 million in 2010, and represented 25.1% of total revenues in 2011, as compared to 25.9% in 2010.  Approximately 82% of the increase in selling and marketing expense is attributed to an increase in cost of wages as a result of increased headcount. The remainder of the increase is mainly due to an increase in travel and exhibitions expenses.

General and Administrative Expenses.  General and administrative expenses increased to $95.6 million in 2011, as compared to $76.3 million in 2010, and represented 12.0% of total revenues in 2011, as compared to 11.1% in 2010.  The increase in general and administrative expense is due mainly to an increase in: (i) cost of wages which accounts for approximately 46% of the increase, (ii) legal fees which accounts for approximately 25% of the increase and an increase in rent and utilities costs which accounts for approximately 17% of the increase.

Amortization of acquired intangible assets.  Amortization of acquired intangibles included in the operating expenses represent 3.0% and 2.8% of our 2011 and 2010 revenues, respectively.  The increase in amortization of acquired intangible assets is mainly attributable to amortization of intangible assets related to the acquisitions of Cybertech and Fizzback.

Financial and Other Income

	Years Ended December 31,
	(U.S. dollars in millions)
	2010	2011	Dollar Change	Percentage Change

Financial income, net	$9.1	$10.0	$0.9	10%
Other expenses, net	(0.1)	(0.1)	-	-

Financial Income, Net.  The increase in financial income, net is attributable mainly to the increase in cash and cash equivalents and marketable securities average balance in 2011 as compared to 2010.

Taxes on Income.  In 2011 taxes on income amounted to $11.6 million, as compared to $9.3 million in 2010.  Our effective tax rate amounted to 16.9% in 2011 which is broadly in line with our effective tax rate of 16.1% in 2010.

The decline of the corporate tax rate in Israel from 25% in 2010 to 24% in 2011 had only a minor impact on our effective tax rate.  This is because the majority of our income earned in Israel benefits from the reduced tax rates applicable to us as a result of our Approved and Privileged Enterprise programs.

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

Subject to unpredictable effects of any future settlements with tax authorities, unadjusted expiration of the statute of limitations, future changes in law or accepted practice and effects of potential mergers and acquisitions, we expect our effective tax rate (which includes effects of FIN No. 48 which has been incorporated into ASC 740) to be approximately 17% in the coming years.

Net Income.  Net income was $57.3 million in 2011, as compared to $48.7 million in 2010.  The increase in 2011 resulted primarily from the increase in revenues and an increase in gross margin.

Comparison of Years Ended December 31, 2009 and 2010

Revenues

Our total revenues increased by approximately 18.2% to $689.5 million in 2010 from $583.1 million in 2009.  Revenues from sales of Customer Interactions Solutions were $404.0 million in 2010, an increase of 11.1% from 2009, revenues from sales to the Security Solutions were $166.0 million in 2010, increase of 12.3% from 2009, and revenues from sales of Financial Crime and Compliance Solutions were $119.5 million in 2010, an increase of 66.7% from 2009.  The increase in revenues from the Customer Interactions Solutions is mainly attributed to organic growth driven by increasing transaction volume and complexity, data center consolidation, financial industry consolidation and accelerated demand for analytics based applications.  Approximately 60% of the growth in Financial Crime and Compliance Solutions revenue is attributable to organic growth driven by increasing regulation and the need for compliance, increasing fraud attempts and a clear shift from in-house to best-of-breed shelf solutions, and approximately 40% of the growth in Financial Crime and Compliance Solutions revenue is attributable to the inclusion of full year results of Fortent compared with four months results included in 2009.  Approximately 80% of the growth in revenue from the Security Solutions is attributable to organic growth as a result of our focus on strengthening our distinctive solutions.  The remaining 21% of the growth is attributed to the inclusion of Orsus results for the first time in 2010.

	Years Ended December 31,
	(U.S. dollars in millions)
	2009	2010	Dollar Change	Percentage Change

Product Revenues	$281.8	$325.5	$43.7	15.5%
Service Revenues	301.3	364.0	62.7	20.8
Total Revenues	$583.1	$689.5	$106.4	18.2%

Approximately 92% of the increase in product revenues is due to organic growth driven by increased demand for our Financial Crime and Compliance Solutions and public safety solutions, a growth in average transaction size, and substantial upgrades of systems.  The remaining 8% is attributed to the inclusion of Orsus and e-Glue results for the first time in 2010.  Approximately 64% of the increase in product revenue is attributable to an increase in product sales in the Americas, 27% of the increase in product revenue is attributable to an increase in product sales in EMEA and 9% of the increase in product revenue is attributable to an increase in product sales in APAC.

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

The Americas revenues increased by 17.5%, approximately 44% of which is attributable to organic growth in the Customer Interactions Solutions, approximately 30% is attributable to organic growth in Financial Crime and Compliance Solutions revenues, approximately 10% of the increase is attributable to the inclusion of Fortent results for a full year and the remaining 16% increase is due to organic growth and revenues from acquisitions in the Security sector.

The EMEA revenue increased by 21.5%, approximately 35% is attributable mainly to the inclusion of Fortent results for a full year, approximately 30% is attributable to organic growth in the Customer Interactions Solutions, approximately 24% is attributable to organic growth in Financial Crime and Compliance Solutions and approximately 11% is attributable to organic growth and revenues from acquisitions in the Security sector.

The APAC revenue increased by 14.8%, approximately 43% of which is attributable to organic growth in the Security Solutions, approximately 27% is attributable to organic growth in the Customer Interactions Solutions, approximately 18% is attributable mainly to the inclusion of Fortent results for a full year, and approximately 12% is attributable to organic growth in Financial Crime and Compliance Solutions.

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

Liquidity and Capital Resources

In recent years, the cash generated from our operating activities has financed our operations.  Generally, we invest our excess cash in highly liquid investment grade securities.  At December 31, 2011, we had $562.6 million of cash and cash equivalents and short-term and long-term investments, as compared to $663.2 million at December 31, 2010 and $548.5 million at December 31, 2009.

Cash provided by operating activities was $154.4 million, $145.0 million and $119.7 million in 2011, 2010 and 2009, respectively.  Net cash from operations in 2011 consisted primarily of net income of $57.3 million and adjustments for non-cash activities including depreciation and amortization of $67.0 million, increase in accrued expenses and other liabilities of $35.6 million and stock-based compensation of $21.2 million which were partially offset by an increase in trade receivables of $20.6 million and deferred tax of $8.8 million.  Net cash from operations in 2010 consisted primarily of net income of $48.7 million and adjustments for non-cash activities including depreciation and amortization of $57.1 million, an increase in accrued expenses and other liabilities of $25.9 million, stock-based compensation of $21.1 million, and a decrease in trade receivables of $6.3 million which were partially offset by a decrease in trade payables of $7.1 and deferred tax of $4.9 million.  Net cash from operations in 2009 consisted primarily of net income of $42.8 million and adjustments for non-cash activities including depreciation and amortization of $47.2 million, stock-based compensation of $18.2 million, a decrease in trade receivables of $8.9 million, and an increase in accrued expenses and other liabilities of $12.0 million, which were partially offset by deferred tax of $7.0 million.

Net cash provided by investing activities was $9.4 million in 2011. Net cash used in investing activities was $276.7 million and $71.3 million in 2010 and 2009, respectively.  In 2011, net cash provided by investing activities consisted primarily of net proceeds from marketable securities of $174.2 million which funded payment for the acquisitions of Fizzback, Cybertech and other acquisitions of $143.4 million and purchase of property and equipment of $17.3 million.  In 2010, net cash used in investing activities consisted primarily of net investment in marketable securities of $251.4 million, payment for the acquisitions of e-Glue, Orsus and other acquisitions of $52.3 million, and purchase of property and equipment of $11.7 million, which were partially offset by proceeds from short-term bank deposits of $40.0 million.  In 2009, net cash used in investing activities consisted primarily of payment for the acquisition of Fortent and other acquisitions of $84.9 million and purchase of property and equipment of $8.9 million, which were partially offset by net proceeds from short-term bank deposits of $24.5 million.

Net cash used in financing activities was $68.8 million in 2011. Net cash provided by financing activities was $26.0 million and $20.9 million in 2010 and 2009, respectively.  In 2011, net cash used in financing activities was attributed primarily to the repurchase of our ordinary shares of $95.9 million under the first program to repurchase ordinary shares in a total amount up to $100 million which were offset by proceeds from the issuance of shares upon exercise of options and purchase of shares under employee share purchase plans of $26.8 million.  In 2010, net cash provided from financing activities consisted primarily of proceeds from the issuance of shares upon exercise of options and purchase of shares under employee share purchase plans of $26.0 million.  In 2009, net cash provided from financing activities consisted primarily of proceeds from the issuance of shares upon exercise of options and purchase of shares under employee share purchase plans of $19.9 million. As of December 31, 2011, we had non-binding arrangements, for the rendering of credit lines from banks against our portfolio with those banks.

We believe that based on our current operating forecast, the combination of existing working capital and expected cash flows from operations will be sufficient to finance our ongoing operations for the next twelve months.

Research and Development

For information on our research and development policies, please see Item 4, “Information on the Company” in this annual report.

Trend Information

Our development efforts are aimed at addressing several industry trends, including: the growing need of organizations to analyze and respond to vast amounts of structured and unstructured data; heightened and more complex regulatory and compliance requirements; and more sophisticated security threats. Our development efforts are also influenced by technology trends, such as the evolution of real-time analytics and the proliferation of alternate communication channels to voice, such as chat, email, and social media.

In connection with our Customer Interaction Solutions, such industry trends include the evolution of contact centers into strategic customer interaction hubs, an increased focus on improving customer experience across the enterprise, contact centers seeking to impact customer interactions in real time, enterprises expanding their operational efficiency activities beyond the contact center, and increased adoption of contact center hosting solutions.

In connection with our Financial Crime and Compliance Solutions, such trends include enterprise-wide risk and compliance technology consolidation; the changing technology in the financial services market; and growth in emerging markets.

In the Security sector there is an increase in challenges for public safety, homeland security and intelligence agencies. These include emerging needs for holistic situational awareness and event management in the security market; increased focus on physical corporate security; increased urbanization that raises rates of crime and risks of terror attacks; and a requirement for increased service level, operational efficiency and business continuity.

For more information on trends in our industry, please see Item 4, “Information on the Company—Business Overview—Industry Background and Trends.”

For more information on uncertainties, demands, commitments or events that are reasonably likely to have a material effect on revenue, please see Item 3, “Key Information—Risk Factors.”

Contractual Obligations

Set forth below are our contractual obligations and other commercial commitments over the medium term as of December 31, 2011 (in thousands of U.S. dollars).

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3-5 years	More than 5 years
Operating Leases	113,242	16,676	25,642	20,660	50,264
Unconditional Purchase Obligations	3,137	3,137
Severance Pay*	23,728
Total Contractual Cash Obligations	140,107	19,813	25,642	20,660	50,264
Uncertain Income Tax Positions **	43,435

*	Severance pay relates to accrued obligations to employees as required under applicable labor laws. These obligations are payable only upon termination, retirement or death of the respective employees.

**
Uncertain income tax positions under ASC 740 are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement.  See Note 13(h) of our Consolidated Financial Statements for further information regarding our liability under ASC 740.

		Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1- 3 years	3-5 years	More than 5 years
Guarantees – continuing operations	14,832	13,448	789	175	420

Qualitative and Quantitative Disclosure About Market Risk

For information on the market risks relating to our operations, please see Item 11, “Quantitative and Qualitative Disclosures about Market Risk” in this annual report.

Recently Issued Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board, or FASB, issued ASU 2001-08, Testing Goodwill for Impairment, codified in ASC 350 "Intangibles – Goodwill and Other". The revised accounting standard update intended to simplify how an entity tests goodwill for impairment. The amendment will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer will be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This accounting standard update will be effective for us beginning January 1, 2012. We do not expect that the adoption of this new guidance to have a material impact on our financial statements.

In June 2011, the FASB issued ASU 2011-05 Presentation of Comprehensive Income, codified in ASC 220 "Comprehensive Income." The guidance requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance also eliminates the option to present the components of other comprehensive income as part of the statement of equity. The adoption of the standard will have no impact on our financial position or results of operations, but will result in a change in the presentation of our basic consolidated financial statements. We are currently evaluating whether to present other comprehensive income in a single continuous statement of comprehensive income or in two separate but consecutive statements.

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, codified in ASC 820 "Fair Value Measurement". The guidance requires an entity to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements, and will become effective for us beginning January 1, 2012. We do not expect that the adoption of this new guidance will have a material impact on our financial statements.

Item 6.                                Directors, Senior Management and Employees.

Directors and Senior Management

The following table sets forth, as of March 13, 2012, the name, age and position of each of our directors and executive officers:

Name	Age	Position
Ron Gutler(1)(4)(5)	54	Chairman of the Board of Directors
Joseph Atsmon(1)(3)	64	Vice-Chairman of the Board of Directors
Rimon Ben-Shaoul(2)(4)	67	Director
Yoseph Dauber(2)(3)	76	Director
Dan Falk(1)(2)(3)(4)(5)(6)	67	Director
Yocheved Dvir(1)(2)(3)(6)	59	Director
David Kostman(4)	47	Director
Zeev Bregman	50	President and Chief Executive Officer
Udi Ziv	46	President, Enterprise Group
Yaron Tchwella	51	President, Security Group and Executive Vice President Business Operation
Amir Orad	36	President and Chief Executive Officer, NICE-Actimize
Dafna Gruber	47	Chief Financial Officer
Yechiam Cohen	55	Corporate Vice President, General Counsel and Corporate Secretary
Eran Porat	49	Corporate Vice President, Finance
Eran Liron	44	Executive Vice President, Corporate Development
Benny Einhorn	56	Chief Marketing Officer
Yochai Rozenblat	50	President and Chief Executive Officer, NICE Americas
Ad Ketelaars	55	President, NICE EMEA
Raghav Sahgal	49	President, NICE APAC
Sigal Gillmore	42	Executive Vice President, Human Resources
 ___________________________
(1)      Member of the Audit Committee.
(2)      Member of the Compensation Committee.
(3)      Member of the Internal Audit Committee.
(4)      Member of the Mergers and Acquisitions Committee.
(5)      Member of the Nominations Committee.
(6)      Outside Director.  See Item 6, “Directors, Senior Management and Employees—Board Practices— Outside Directors.”

At our annual meeting of shareholders held on September 19, 2011, John Hughes announced that he would not stand for re-election to the Board of Directors.

Set forth below is a biographical summary of each of the above-named directors and executive officers of NICE.  Each of our directors qualifies as an independent director under applicable NASDAQ rules.

Ron Gutler has served as one of our directors since May 2001 and he is the Chairman of the Board since May 2002. Mr. Gutler is currently a director of Psagot Investment House, Psagot Securities, Poalim Securities USA Inc., and a member of the Advisory Board of Poalim Real Estate (part of Poalim Capital Market Group).  Between 2000 and 2011, he served as the Chairman of G.J.E. 121 Promoting Investment Ltd., a real estate company. Between 2000 and 2002, Mr. Gutler managed the Blue Border Horizon Fund, a global macro fund.  Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company (currently part of Deutsche Bank).  Between 1987 and 1999, he held various positions with Bankers Trust, where Mr. Gutler headed its trading and sales activities in Asia, South America and Emerging Europe.  He also established and headed the Israeli office of Bankers Trust.  Mr. Gutler holds a Bachelor’s degree in Economics and International Relations and a Master’s degree in Business Administration, both from the Hebrew University in Jerusalem.

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

Rimon Ben-Shaoul has served as one of our directors since September 2001.  Since 2001, Mr. Ben-Shaoul has served as Co-Chairman, President, and Chief Executive Officer of Koonras Technologies Ltd., a technology investment company controlled by LEADER Ltd., an Israeli holding company.  Mr. Ben-Shaoul also serves as a director of MIND C.T.I. Ltd. and several private companies, and served as a director of BVR Systems Ltd.  In addition, he is the President and Chief Executive Officer of Polar Communications Ltd., which manages media and communications investments.  Mr. Ben-Shaoul also serves as the Chairman of T.A.T Technologies Ltd., a public company listed on NASDAQ and TASE.  Between 1997 and 2001, Mr. Ben-Shaoul was the President and Chief Executive Officer of Clal Industries and Investments Ltd., one of the largest holding companies in Israel with substantial holdings in the high tech industry.  During that time, Mr. Ben-Shaoul also served as Chairman of the Board of Directors of Clal Electronics Industries Ltd., Scitex Corporation Ltd., and various other companies within the Clal Group.  Mr. Ben-Shaoul also served as a director of ECI Telecom Ltd., Fundtech Ltd., Creo Products, Inc. and Nova Measuring Instruments Ltd.  From 1985 to 1997, Mr. Ben-Shaoul was President and Chief Executive Officer of Clal Insurance Company Ltd. and a director of the company and its various subsidiaries.  Mr. Ben-Shaoul holds a Bachelor’s degree in Economics and Statistics and a Master’s degree in Business Administration, both from Tel-Aviv University.

Yoseph Dauber has served as one of our directors since April 2002.  Mr. Dauber has served in various senior positions at Bank Hapoalim since 1973.  Until June 2002, Mr. Dauber was Deputy Chairman of the Board of Management and Joint Managing Director of Bank Hapoalim and was responsible for the commercial division of the bank.  From 1994 to June 2002, Mr. Dauber served as Chairman of the Isracard Group.  From 1995 to July 2002, Mr. Dauber also served as Chairman of Poalim American Express.  From 2002 to 2003, he served as Chairman of the Israel Maritime Bank Ltd. and from 2003 to 2008 he served as a director of Bank Hapoalim.  Mr. Dauber currently serves as a director of MagicJack Vocaltec Ltd., Orbit Technologies Ltd., Delek Group Ltd., S.Shlomo Holdings Ltd and Chairman of KCPS Manof Fund.  Mr. Dauber holds a Bachelor’s degree in Economics and Statistics from the Hebrew University in Jerusalem and a Master’s degree in Law from Bar Ilan University.

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

Yocheved Dvir has served as one of our statutory outside directors since January 2008.  Since 2000, Ms. Dvir has served as a strategic advisor in business development affairs to multiple companies and initiatives that were being founded.  Ms. Dvir also serves on the board of directors of Alrov Real Estate, Visa Cal and Applisonix Ltd. Until recently, she served on the boards of Trendline Business Information & Communications Ltd., Menorah Insurance Company Ltd., Israel Corporation Ltd., ECI Telecom Ltd., Strauss Industries Ltd., Phoenix Holding and Phoenix Insurance Co.  Between 1990 and 2000, Ms. Dvir served as a Senior Vice President of the Migdal Group.  Ms. Dvir joined the Migdal Group in 1981 and, until late 2000, held a number of senior financial and managerial positions, including Head of the Group’s Economics Department (1986-1988), Head of the Group’s Corporate Office (1989-1992), Head of the Group’s General Insurance Division and Corporate Office (1993-1997), Group CFO (1997-1999), Head of the Group’s Strategic Development Division and Marketing Array and Risk Manager (2000).  Ms. Dvir holds a Bachelor’s degree in Economics and Statistics from the University of Haifa and a full second degree in Statistics from the Hebrew University of Jerusalem.

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

Zeev Bregman has served as our President and Chief Executive Officer since September 2009.  From 2001 to 2007, Mr. Bregman served as Chief Executive Officer of Comverse Inc.  From 1987 to 2001, he served in various research and development, sales, marketing, and management positions within Comverse, including Vice President Head of the EMEA division, Vice President and Head of the Messaging division, and Chief Operating Officer.  Mr. Bregman holds a Bachelor’s degree in Mathematics and Computer Science from Tel-Aviv University, a Master's degree in Computer Science from Tel-Aviv University and a Master's degree in Business Administration from a joint program of Kellogg Business School and Tel Aviv University.

Udi Ziv has served as President of the Enterprise Group since January 2009.  From 2001 until 2007, Mr. Ziv held several senior executive positions with SAP AG, a leading global enterprise software company, including General Manager of SAP’s Small Business Solutions, Managing Director of SAP Labs Israel and Vice President responsible for the research and development of the SAP Portal product.  Prior to joining SAP, Mr. Ziv was one of the original members, and the head of global research & development, of Top Tier Software, a leading enterprise portal company (acquired by SAP in 2001).  Mr. Ziv holds a Bachelor of Science degree in Computer Engineering from the Technion – Israel Institute of Technology.

Yaron Tchwella has served as President of the Security Group and Executive Vice President, Business Operation since June 2011. Prior to joining NICE he served as chief executive officer of Blue Phoenix Solutions Ltd. During 2007 and 2008 Mr. Tchwella served as President of Comverse Inc. Prior to this position and as part of his 10 years at Comverse, Mr. Tchwella served as president of the Messaging Division and a member of the executive management team at Comverse. Mr. Tchwella also held various executive managerial positions within the product, services and customer-facing organizations at Comverse. Prior to joining Comverse, Mr. Tchwella held engineering and managerial positions over a 13-year period in the security and defense division at Advanced Technology Ltd., known today as Ness Technology Ltd. Mr. Tchwella holds a Bachelor’s degree in Electronic Engineering from Tel Aviv University.

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

Dafna Gruber has served as our Chief Financial Officer since June 2007.  From 2001 until May 2007, she served as the Chief Financial Officer of Alvarion Ltd., a NASDAQ-listed company that provides innovative wireless network solutions.  From 1997 to 2001, Ms. Gruber was the Chief Financial Officer of BreezeCOM Ltd., which was merged with Floware Wireless Systems Ltd. to create Alvarion, prior to which she was the controller of BreezeCOM from 1996 to 1997.  From 1993 to 1996, Ms. Gruber was a controller at Lannet Data Communications Ltd., subsequently acquired by Lucent Technologies Inc.  Ms. Gruber is a certified public accountant and holds a Bachelor’s degree in Accounting and Economics from Tel Aviv University.

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

Eran Liron has served as our Executive Vice President, Corporate Development since February 2006.  From 2004 to 2006, he served as Director of Corporate Development at Mercury Interactive Corporation, a software company, and prior thereto he held several business development positions at Mercury Interactive.  Before joining Mercury, Mr. Liron served in several marketing roles at software startups and at Tower Semiconductor.  Mr. Liron holds a Bachelor of Science degree from the Technion – Israel Institute of Technology and a Doctorate in Business from the Stanford Graduate School of Business in California.

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

Ad Ketelaars has served as President of NICE EMEA since July 2011. From 2008 to 2011, he served as the CEO of CyberTech, and joined NICE in connection with the acquisition of CyberTech.  Mr. Ketelaars’ professional background is vast and before joining CyberTech, among other positions, he was the EMEA President of Richardson Electronics, the CEO of Comsys an IVR and Voicemail company, the CEO of EnerTel, a Dutch telecom operator, and the CEO of Philips Business Communication and its successor NEC Philips Unified Solutions. Mr. Ketelaars holds a master degree in industrial engineering and an MBA from INSEAD.

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

Sigal Gillmore has served as Executive Vice President, Human Resources since September 2009.  From 1996 until 2009, Ms. Gillmore held several field, regional and corporate roles at Microsoft.  In her most recent role at Microsoft, Ms. Gillmore led the staffing function across all international regions (EMEA, Asia, Latin America) overseeing both Sales and R&D sites.  Ms. Gillmore holds a Masters degree in organizational behavior from Tel Aviv University.

There are no family relationships between any of the directors or executive officers named above.

Compensation

The aggregate compensation paid to or accrued on behalf of all our directors and executive officers as a group of 24 persons during 2011 consisted of approximately $9.7 million in salary, fees, bonus, commissions and directors’ fees and approximately $0.7 million in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts we expended for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

We have a performance based bonus plan for our executive management team. The plan is based on our overall performance, the particular unit performance, individual performance and the results of the customer satisfaction survey conducted annually. The measurements can change year over year, and are a combination of financial parameters, including revenues, booking, operating income and collection. The plan is reviewed and approved by our Board of Directors annually, as is any bonus payment under the plan.

During 2011, our officers and directors received, in the aggregate, options to purchase 529,500 ordinary shares and 17,500 restricted share units under our equity based compensation plans.  The options have a weighted average price of $26.41 and will expire six years after the date of grant.  The restricted shares units are granted at par value of the ordinary shares.  For information regarding our option exchange program, see "–Share Ownership–Option Exchanges and Price Adjustment" below.

Pursuant to the requirements of the Israeli Companies Law, 5759–1999, or the Israeli Companies Law, remuneration of our directors generally requires shareholder approval.  Compensation and reimbursement for outside directors (as described below) is statutorily determined pursuant to the Israeli Companies Law.  Effective as of July 29, 2008, our shareholders approved the payment to each of our directors, including outside directors, of an annual fee of NIS 90,000 (equivalent to approximately $26,040) and a meeting attendance fee of NIS 3,250 (equivalent to approximately $940), including for meetings of committees of the board of directors.  The cash amounts set forth above are subject to adjustment for changes in the Israeli consumer price index after December 2007.

On June 29, 2010, at our 2010 annual general meeting of shareholders, our shareholders approved the increase of the Chairman of the Board’s special annual cash fee from NIS 180,000 (equivalent to approximately $49,223) to NIS 390,000 (equivalent to approximately $106,649).  The special annual fee is subject to adjustment for changes in the Israeli consumer price index after June 2010.

Board Practices

Corporate Governance Practices

We are incorporated in Israel and therefore are subject to various corporate governance practices under the Israeli Companies Law, relating to such matters as outside directors, the internal audit committee, the internal auditor and approvals of interested party transactions.  These matters are in addition to the ongoing listing conditions of the NASDAQ and other relevant provisions of U.S. securities laws.  Under applicable NASDAQ rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of comparable NASDAQ requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members.  For further information see Item 16G “Corporate Governance.”

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

The board may, subject to the provisions of the Israeli Companies Law, appoint a committee of the board and delegate to such committee all or any of the powers of the board, as it deems appropriate.  Notwithstanding the foregoing, the board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees.  The board has appointed an internal audit committee under the Israeli Companies Law that has four members, an audit committee that has four members, a compensation committee that has four members, a nominations committee that has two members and a mergers and acquisitions committee that has four members.  We do not have, nor do our subsidiaries have, any directors’ service contracts granting to the directors any benefits upon termination of their employment.

Outside Directors

Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two “outside” directors.

Outside directors are required to possess professional qualifications as set out in regulations promulgated under the Israeli Companies Law.  The Israeli Companies Law provides that a person may not be appointed as an outside director if (i) such person or person’s relative or affiliate has, at the date of appointment, or had at any time during the two years preceding such date, any affiliation with the company, a controlling shareholder thereof or their respective affiliates; or (ii) in a company that does not have a 25% shareholder, such person has an affiliation with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company. In general, the term “affiliation” includes:

●      an employment relationship;

●      a business or professional relationship maintained on a regular basis;

●      control; and

●      service as an office holder.

No person may serve as an outside director if the person’s position or other activities create, or may create a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director. Until the lapse of two years from termination of office, a company or its controlling shareholder may not give any direct or indirect benefit to the former outside director.

Outside directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•
the majority of shares voted at the meeting shall include at least a majority of the shares of non-controlling shareholders present at the meeting and voting on the matter (without taking into account the votes of the abstaining shareholders); or

•	the total number of shares of non-controlling shareholders voted against the election of the outside directors does not exceed two percent of the aggregate voting rights in the company.

The initial term of an outside director is three years and may be extended for up to two additional three-year terms.  Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the outside director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the company. Reelection of an outside director may be effected through one of the following mechanisms: (1) the board of directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint outside directors for their initial term; or (2) a shareholder holding one percent or more of a company’s voting rights proposed the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than two percent of the voting rights in the company. Each committee of a company’s board of directors which is empowered to exercise any of the board’s powers is required to include at least one outside director.

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

Independent Directors

Under the rules of the NASDAQ, a majority of our directors are required to be “independent” as defined in applicable NASDAQ rules.  All of our directors satisfy the respective independence requirements of NASDAQ.

In addition, our Articles of Association provide that, if we do not have a shareholder that holds 25% or more of our issued and outstanding share capital, then a majority of the directors shall be "independent" as defined in the Israeli Companies Law and the regulations promulgated thereunder. If we have a shareholder that holds 25% or more of our issued and outstanding share capital, then at least one third of the directors shall be "independent." All of our directors satisfy the respective independence requirements of the Israeli Companies Law.

Internal Audit Committee

The Israeli Companies Law requires public companies to appoint an internal audit committee.  The role of the internal audit committee under the Israeli Companies Law is to examine flaws in the management of the company’s business in consultation with the internal auditors and the independent accountants, and to propose remedial measures to the board.  The internal audit committee also reviews interested party transactions for approval as required by law, including approval of the remuneration of a director in any capacity, which also requires Board, Compensation Committee and shareholder approval.  The internal audit committee also assesses our internal audit system and the performance of our internal auditor, and oversees the implementation and enforcement of our compliance program. Under the Israeli Companies Law, an internal audit committee must consist of at least three directors, including all of the outside directors.  The members of the internal audit committee must satisfy certain independence standards under the Israeli Companies Law, and the chairman of the internal audit committee must be an outside director. The chairman of the board of directors, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to the company or to its controlling shareholder, any director who derives most of its income from the controlling shareholder and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the internal audit committee.  All of the current members of our internal audit committee (presently comprised of Yocheved Dvir (Chairman), Joseph Atsmon, Dan Falk and Yoseph Dauber) meet these qualifications.

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

Compensation Committee

As required by NASDAQ rules, our compensation committee approves the compensation of our executive officers.  The compensation of our chief executive officer also requires the approval of our board of directors under the Israeli Companies Law.  The compensation committee is also authorized to approve the grant of stock options and other securities to eligible grantees under our benefit plans pursuant to guidelines adopted by our board of directors.  However, grants of stock options and other securities to our executive officers also require approval of our board of directors.  The current members of this committee, each of whom satisfies the respective independence requirements of NASDAQ, are Dan Falk (chairman), Rimon Ben Shaoul, Yoseph Dauber and Yocheved Dvir.

Nominations Committee

As required by NASDAQ rules, our nominations committee recommends candidates for election to our board of directors pursuant to a written charter.  The current members of this committee, all of whom are independent directors, are Ron Gutler and Dan Falk.

Mergers and Acquisitions Committee

Our Board of Directors has delegated powers with respect to the review and recommendation of mergers and acquisitions and related investments and transactions.  Our mergers and acquisitions committee provides recommendations to our Board of Directors regarding mergers and acquisitions, which are then subject to approval by the Board of Directors. The committee also has limited authority to approve mergers and acquisitions up to a certain value.  The current members of this committee, all of whom are independent directors, are David Kostman (chairman), Ron Gutler, Dan Falk and Rimon Ben Shaoul.

Employees

At December 31, 2011, we had 3,129 employees worldwide, which represented an increase of approximately 12% from year-end 2010.

The following table sets forth the number of our full-time employees at the end of each of the last three fiscal years as well as the main category of activity and geographic location of such employees:

	At December 31,
Category of Activity	2009	2010	2011

Operations	101	122	147
Customer Support	966	1,018	1,204
Sales & Marketing	530	604	677
Research & Development	638	705	728
General & Administrative	361	345	373
Total	2,596	2,794	3,129

Geographic Location
Israel	1,086	1,212	1,200
Americas	942	1,009	1,095
Europe	373	352	564
Asia Pacific	195	221	270
Total	2,596	2,794	3,129

We also utilize temporary employees in various activities.  On average, we employed 47 temporary employees and obtained services from 569 consultants (not included in the numbers set forth above) during 2011.

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

Share Ownership

As of March 14, 2012, our directors and executive officers beneficially owned an aggregate of 698,285 options to purchase ordinary shares that were vested on such date or that were scheduled to vest within the following 60 days, or approximately 1.14% of our outstanding ordinary shares. The options have an average exercise price of $28.36 per share and expire between 2011 and 2017. The restricted share units are granted at the nominal value of the ordinary shares.  No individual director or executive officer beneficially owns 1% or more of our outstanding ordinary shares.

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

In December 2010, we amended the 2008 Plan, such that: (i) options are granted at an exercise price equal to the average of the closing prices of one American Depositary Receipts or ADR, as quoted on the NASDAQ market, during the 30 consecutive calendar days preceding the date of grant, unless determined otherwise by the administrator of the 2008 Plan (including in some cases options granted with an exercise price equal to the nominal value of an ordinary share), and (ii) options granted with an exercise price equal to the nominal value of an ordinary share shall have a vesting schedule identical to that of restricted share units, as indicated above.

Our board of directors adopted an addendum to the 2008 Plan for Awards granted to grantees who are residents of Israel (the “Addendum”).  On June 16, 2008, our board of directors resolved to elect the “Capital Gains Route” (as defined in Section 102(b)(2) of the Israeli Income Tax Ordinance (the “Tax Ordinance”)) for the grant of Awards to Israeli grantees, which is described above under “1995 Stock Option Plan.” The U.S. addendum of the 2008 Plan provides only for non-qualified stock options for purposes of U.S. tax laws.

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

The 2008 Plan is generally administered by our board of directors and compensation committee, which determines the grantees under the 2008 Plan and the number of Awards to be granted.  As of March 14, 2012, options and restricted share units to purchase 4,009,487 ordinary shares were outstanding under the 2008 Plan at a weighted average exercise price of $22.27.

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

Generally, under the terms of the 2003 Plan, 25% of the stock options granted become exercisable on the first anniversary of the date of grant and 6.25% becomes exercisable once every quarter during the subsequent three years.  Stock options expire six years after the date of grant.  Stock options are non-transferable except upon the death of the grantee.  For information regarding options granted under the 2003 Plan to our directors, please see Item 6, “Directors, Senior Management and Employees–Compensation” in this annual report.

Pursuant to the tax reform and in order to comply with the provisions of Section 102 of the Tax Ordinance, on January 5, 2004, our board of directors adopted an addendum to our share option plan with respect to options granted as of December 2, 2003, to grantees who are residents of Israel (the “Addendum”).  The Addendum does not add to nor modify our share option plan in respect of grantees that are not residents of Israel.  On December 19, 2003, the board of directors resolved to elect the “Capital Gains Route” (as defined in Section 102(b)(2) of the Tax Ordinance) for the grant of options to Israeli grantees.  Generally, subject to the fulfillment of the provisions of Section 102 of the Tax Ordinance, under the Capital Gains Route gains realized from the sale of shares issued upon exercise of options will mostly be taxed at a rate of only 25% and partially at the marginal income tax rate applicable to the grantee (up to 48% in 2011).  In general, all options granted to Israeli grantees, shares issued upon exercise of such options and any bonus shares issued with respect to such shares will be held in trust for the benefit of the grantee for at least a period of 24 months from the date of grant.  The options may not be released from the trust prior to the payment of the grantee’s tax liabilities.  In the event the requirements of Section 102 for the allocation of options according to the Capital Gains Route are not met, the applicable marginal income tax rates will apply.

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

The 2003 Plan is generally administered by our compensation committee, which determines the grantees under the 2003 Plan and the number of options to be granted.  As of March 14, 2012, options to purchase 415,724 ordinary shares were outstanding under the 2003 Plan at a weighted average exercise price of $30.91.

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

As of March 14, 2012, options to purchase 91,479 ordinary shares of NICE were outstanding at a weighted average exercise price of $10.64.  No additional grants are being made under this plan following the acquisition of Actimize.

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

As of March 14, 2012, options and restricted share units to purchase 31,668 ordinary shares of NICE were outstanding under the 2007 Orsus Plan, comprised of 18,250 ordinary shares underlying the Retention Options at an exercise price per share of $30.78; and 13,418 ordinary shares underlying the Key Employee Awards at an exercise price per share equal to the nominal value of the ordinary shares of NICE.  We have registered, through the filing of registration statements on Form S-8 with the SEC under the Securities Act of 1933, 60,000 ADRs for issuance under the 2007 Orsus Plan.

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

Pursuant to the terms of the e-Glue acquisition agreement, we assumed the outstanding stock options and restricted share units granted by e-Glue under the 2004 e-Glue Plan that did not expire upon closing of the e-Glue acquisition.  Following such assumption, the options represent rights to purchase ordinary shares of NICE or restricted share units of NICE, pursuant to a set formula (such options and restricted share units, together the “Assumed e-Glue Options”).  Some of the Assumed e-Glue Options have a three year vesting period, with a third becoming vested and exercisable one year from their date of grant and the remainder vesting and become exercisable in equal installments on an annual basis over the following two years. The remaining portion of the Assumed e-Glue Options vest as follows: 25% vest and become exercisable one year from their date of grant, and the remaining 75% vest and become exercisable on December 31, 2011. Certain Assumed e-Glue Options are subject to acceleration rights if employment is terminated within a limited time period and under certain circumstances. If the grantee ceases to be an employee or service provider of us or one of our subsidiaries, for any reason, the optionee may exercise or be entitled to the Assumed e-Glue Options to the extent they were vested and exercisable on the date of termination of employment or service, as the case may be, but only during the period ending on the earlier of (a) 10 years from the date of grant (unless sooner terminated as provided in a specific award agreement) or (b) three months after the date of termination of employment or service, as the case may be.  However, if the optionee dies or becomes disabled prior to the expiration date of his or her Assumed e-Glue Options while still in the employ or service of us or one of our subsidiaries, or during the three month period described in the preceding sentence, or in the event of the retirement of the optionee for reasons of disability (within the meaning of Section 22(e)(3) of the U.S. Internal Revenue Code, 1986), the Assumed e-Glue Options shall remain exercisable until the earlier of their expiration date in accordance with the award agreement or one year from the date of such death or retirement.  When applicable, the Assumed e-Glue Options shall be held by, and registered in the name of, a trustee, according to Section 102(b) of the Israeli Income Tax Ordinance [New Version], 5731-1961.

As of March 14, 2012, Assumed e-Glue Options and restricted share unit to purchase 55,892 ordinary shares of NICE were outstanding under the 2004 e-Glue Plan.  The exercise price per share underlying the options and restricted share units is equal to the nominal value of an ordinary share.  We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act of 1933, 76,035 ADRs for issuance under the 2004 e-Glue Plan.

Fizzback Group (Holdings) Limited Employee Share Option Scheme

In July 2010, Fizzback adopted the Fizzback Group (Holdings) Limited Employee Share Option Scheme, as amended (the "Fizzback Plan"), to grant options to employees, directors and consultants, as applicable, of Fizzback. Under the Fizzback Plan, the grantees could be granted options which are deemed "qualifying options" for the purposes of the EMI Code to acquire Fizzback’s ordinary shares, restricted share units and unapproved options.

Pursuant to the terms of the Fizzback share purchase agreement, we replaced the options and restricted share units originally granted under the Fizzback Plan with stock options to purchase ordinary shares of NICE and restricted share units of NICE, respectively.

Under the Fizzback Plan, the exercise price per option shall be determined by the board of directors in its sole and absolute discretion provided that such price shall not be less than the nominal value per option, or (when applicable) such price as from time to time adjusted pursuant to the Fizzback Plan. If a grantee ceases to be an employee, all options which have not become exercisable or which, having become exercisable, have not been exercised, shall lapse.

Options generally expire, inter alia, ten years after the date of grant, upon an insolvent liquidation of Fizzback or upon the grantee being adjudged bankrupt.

As of March 14, 2012, options and restricted share units to purchase 151,969 ordinary shares of NICE were outstanding under the Fizzback Plan.  We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act of 1933, 165,695 ordinary shares for issuance under the Fizzback Plan.

Merced Plans

Merced Systems, Inc. 2001 Stock Plan

In 2001, Merced adopted the Merced Systems, Inc. 2001 Stock Plan, as amended (the "2001 Merced Plan"), to afford an incentive to employees and consultants of Merced and to promote the success of Merced’s business.  Under the 2001 Merced Plan, the grantees could be granted options to acquire Merced’s ordinary shares and restricted shares.

Pursuant to the terms of the Merced acquisition agreement, we assumed and converted Merced's options and replaced Merced’s restricted shares that were originally granted under the 2001 Merced Plan into stock options to purchase ordinary shares of NICE, and with restricted shares of NICE, respectively.

Under the 2001 Merced Plan, the exercise price per share of incentive stock options granted to an employee shall be no less than 100% of the fair market value per share on the date of grant, or 110% of the fair market value if the employee was a 10% shareholder of Merced at the date of grant. The exercise price per share of non-statutory stock options granted shall be no less than 85% of the fair market value per share on the date of grant, or 110% of the fair market value if the person was a 10% shareholder of Merced at the date of grant, if required by applicable law and, if not so required, the exercise price per share shall be determined by the plan administrator. Notwithstanding the foregoing, options may be granted with an exercise price per share other than as required above pursuant to a merger or other corporate transaction.

An option granted under the 2001 Merced Plan is exercisable at the rate of at least 20% per year over five years from the date the option was granted.  Options generally expire ten years after the date of grant.

Merced Systems, Inc. 2011 Stock Plan

In 2011, Merced adopted the Merced Systems, Inc. 2011 Stock Plan (the "2011 Merced Plan"), to afford an incentive to employees and consultants of Merced and to promote the success of Merced’s business.  Under the 2011 Merced Plan, the grantees could be granted options to acquire Merced’s ordinary shares and restricted share units.

Pursuant to the terms of the Merced acquisition agreement, we assumed and converted Merced's options and restricted share units originally granted under the 2011 Merced Plan into stock options to purchase ordinary shares of NICE and restricted share units of NICE, respectively.

Under the 2011 Merced Plan, the exercise price per share of incentive stock options granted to an employee shall be no less than 100% of the fair market value per share on the date of grant, or 110% of the fair market value if the employee was a 10% shareholder of Merced at the date of grant. The exercise price per share of non-statutory stock options shall be no less than 85% of the fair market value per share on the date of grant, or 110% of the fair market value if the person was a 10% shareholder of Merced at the date of grant, if required by applicable law and, if not so required, the exercise price per share shall be determined by the plan administrator. Notwithstanding the foregoing, options may be granted with an exercise price per share other than as required above pursuant to a merger or other corporate transaction.

An option granted under the 2011 Merced Plan is exercisable at the rate of at least 20% per year over five years from the date the option was granted.  Options generally expire ten years after the date of grant.

As of March 14, 2012, options, restricted share units and restricted shares to purchase 343,288 ordinary shares of NICE were outstanding under the 2001 Merced Plan and the 2011 Merced Plan.  We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act of 1933, 343,288 ordinary shares for issuance under the 2001 Merced Plan and the 2011 Merced Plan.

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

In addition, on June 15, 2009, our board of directors approved an option exchange with three of our executive officers, in which such executive officers exchanged options to purchase an aggregate of 265,000 ordinary shares, issued in 2007 under the 2003 Plan and having an exercise price between $34.00 and $39.00 per share, for new options to be issued under the 2008 Plan with a per share exercise price equal to $22.53 per share, which was the closing price of our ADSs on the NASDAQ Global Select Market on June 15, 2009.  The new options issued in this exchange vest in four equal annual installments (or as nearly as possible) following the new grant date and will expire six years following the new grant date.

Item 7.                      Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares, with respect to each person known to us to be the beneficial owner of 5% or more of our outstanding ordinary shares, reported as of March 2, 2012.  None of our shareholders has any different voting rights than any other shareholder.

Name and Address	Number of Shares	Percent of Shares Beneficially Owned (1)

Psagot Investment House Ltd. 14 Ahad Ha’am Street Tel Aviv 65142, Israel	3,583,919 (2)	5.5%
Migdal Insurance and Financial Holdings Ltd. 4 Efal Street, P.O. Box 3063 Petach Tikva 49512, Israel	3,905,270 (3)	6.0%
___________
(1)         Based upon 65,026,632 ordinary shares issued and outstanding on March 2, 2012.

(2)
These securities are held for members of the public through, among others, portfolio accounts managed by Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., mutual funds managed by Psagot Mutual Funds Ltd., provident funds managed by Psagot Provident Funds and Pension Ltd., and pension funds managed by Psagot Pension (Haal) Ltd., according to the following segmentation: 1,674,920 ordinary shares are held by portfolio accounts managed by Psagot Securities Ltd., 1,371,825 ordinary shares are held by provident funds managed by Psagot Provident Funds and Pension Ltd., 396,221 ordinary shares are held by Psagot Exchange Traded Notes Ltd., 113,088 ordinary shares are held by mutual funds managed by Psagot Mutual Funds Ltd., and 27,865 ordinary shares are held by pension funds managed by Psagot Pension (Haal) Ltd.  Each of the foregoing companies is a wholly-owned subsidiary of Psagot Investment House Ltd.   This information is based upon a Schedule 13G/A filed by Psagot Investment House Ltd. with the SEC on February 13, 2012.  Ron Gutler, our Chaiman of the Board, serves as a director of Psagot Securities Ltd. and Psagot Investment House Ltd., but disclaims beneficial ownership of the shares held by these entities.

(3)
Of which: (i) 3,812,852 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal Insurance and Financing Holdings Ltd., according to the following segmentation: 2,333,564 ordinary shares are held by profit participating life assurance accounts; 1,308,507 ordinary shares are held by provident funds and companies that manage provident funds and 170,781 ordinary shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 92,418 are beneficially held for Migdal Insurance and Financing Holdings Ltd. own account (Nostro account).  This information is based upon a Schedule 13G filed by Migdal Insurance and Financing Holdings Ltd. with the SEC on February 14, 2012.

As of March 2, 2012, we had approximately 66 ADS holders of record in the United States, holding approximately 61% of our outstanding ordinary shares, as reported by The Bank of New York Mellon, the depositary for our ADSs.

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

Calyon Dispute

In December 2006, Calyon Corporate and Investment Bank filed a suit against us in the District Court of Tel Aviv, demanding repayment of $648,144 plus accrued interest, for a total amount of $740,395.  We had deducted this amount in January 2004 from a payment transferred in connection with our acquisition of Thales Contact Solutions ("TCS").  We had notified TCS in 2004 that we had set off such amount with respect to an overdue payment by TCS to us.  The dispute was submitted to mediation, however the mediation process failed and the proceedings were returned to the District Court of Tel Aviv.  A trial was held on September 11, 2011. The parties submitted their written summations and now await the Court’s decision.

Actimize Former Employee Dispute

On October 15, 2007, a former employee of Actimize Ltd., a wholly owned subsidiary of ours, filed a claim with the Tel Aviv District Labor Court, seeking a declaration that he is entitled to 0.5% of the outstanding share capital of Actimize Ltd.  The preliminary stages of the claim ended and the parties submitted their testimonies by way of written affidavits.  The hearing and cross-examination of the testimonies took place on June 16 and June 23, 2010.   On July 31, 2011, the court ruled in favor of Actimize, dismissing all claims filed by the former employee and ordering him to pay expenses.

Fair Isaac Patent Infringement Lawsuit

On September 16, 2009 Fair Isaac Corporation (FICO) filed a claim in the United States District Court for the District of Delaware against Actimize Inc., a wholly owned subsidiary of ours, and NICE, claiming that Actimize and NICE are infringing on two U.S. patents.  These patents cover various aspects of fraud detection.  FICO requested damages and an injunction.  On December 17, 2009, the parties agreed to dismiss NICE from the action.  On December 21, 2009, Actimize filed a response and counterclaims.  On January 25, 2010, Actimize filed an amended response and counterclaims.  On January 25, 2011, FICO filed a first amended complaint, adding new allegations of infringement of two additional U.S. patents and allegations of willful infringement.  The parties are currently engaged in fact discovery.  A ten-day jury trial is scheduled for January 28, 2013. On January 18, 2012, the parties agreed to the terms of settlement proposed by the court; a negotiated written settlement agreement is due to be presented to the court by the parties by April 13, 2012.

Nuvation Dispute

On March 10, 2010, Nuvation Research Corporation (“Nuvation”) filed a lawsuit against us with the Supreme Court of the State of New York.  The lawsuit alleges, among others, that we breached a contract with Nuvation and defrauded Nuvation.  Nuvation is claiming damages in a total amount of $8 million.  On May 3, 2010, we filed an Answer and Counterclaim against Nuvation, denying the allegations and further claiming that we had the right to terminate our contract with Nuvation, and that as a consequence of the termination, we sustained damages in the amount of $5 million.  On or about September 19, 2011, the parties reached an agreement in principle to settle the dispute through binding arbitration/mediation. The parties had a one-day arbitration/mediation meeting on March 14, 2012 and are awaiting the arbitrator’s decision.

Tal-Yam Dispute

On July 15, 2010, Tal-Yam Engineering Projects Management and Initiation (“Tal-Yam”) filed a suit against us in the Tel Aviv Magistrate’s Court.  The suit alleges a breach of contract due to failure to pay for services rendered to us.  Tal-Yam is seeking damages in the amount of approximately NIS 1.0 million and disclosure of certain invoices and related documentation.  NICE submitted its statement of defense on October 24, 2010.  The parties participated in mediation proceedings that were not successful and pre-trial proceedings are currently taking place.

Discrimination in Employment Dispute

On August 20, 2010, a former employee of IEX Corp., a wholly-owned subsidiary of ours, filed a complaint with the District Court of the Northern District of Illinois, alleging that we, and our subsidiary IEX Corp., engaged in prohibited discrimination in terminating his employment.  The case was settled in April 2011, and the matter is no longer pending.

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

Significant Changes

There are no significant changes that occurred since December 31, 2011, except as otherwise disclosed in this annual report and in the annual consolidated financial statements included in this annual report.

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

	ADSs
	High	Low
Annual
2007	$40.95	$29.04
2008	35.87	16.11
2009	33.42	18.04
2010	35.20	25.10
2011	38.49	27.17

Quarterly 2010
First Quarter	$34.30	$28.22
Second Quarter	33.77	25.10
Third Quarter	31.94	25.25
Fourth Quarter	35.20	30.30

Quarterly 2011
First Quarter	$37.35	$32.01
Second Quarter	38.49	32.60
Third Quarter	37.50	27.17
Fourth Quarter	37.82	27.61

Quarterly 2012
First Quarter (through March 28)	$39.95	$33.66

Monthly
September 2011	$32.00	$28.49
October 2011	37.82	27.61
November 2011	36.23	31.84
December 2011	35.24	31.26
January 2012	36.35	33.66
February 2012	36.89	33.88
March 2012 (through March 28)	39.95	34.36

On March 28, 2012, the last reported price of our ADSs was $39.72 per ADS.

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

	Ordinary Shares
	High		Low
	NIS	$	NIS	$
Annual
2007	162.30	41.04	117.50	29.94
2008	133.80	35.54	63.00	16.72
2009	125.00	33.70	74.05	18.18
2010	129.70	34.66	97.20	25.08
2011	139.00	37.45	97.25	27.12

Quarterly 2010
First Quarter	129.70	34.66	107.00	28.73
Second Quarter	125.70	33.80	97.20	25.08
Third Quarter	114.50	31.11	97.83	25.19
Fourth Quarter	125.50	35.25	109.50	29.98

Quarterly 2011
First Quarter	131.50	37.45	114.50	32.12
Second Quarter	131.70	38.68	110.50	32.18
Third Quarter	139.00	37.45	97.25	27.12
Fourth Quarter	135.10	37.32	105.30	27.98

Quarterly 2012
First Quarter (through March 28)	148.90	40.08	127.70	34.00

Monthly
September 2011	139.00	37.45	102.80	28.30
October 2011	135.10	37.32	105.30	27.98
November 2011	132.50	35.56	118.00	31.62
December 2011	134.10	35.33	119.10	31.37
January 2012	136.10	36.38	128.80	33.46
February 2012	140.70	37.68	127.70	34.00
March 2012 (through March 28)	148.90	40.08	128.80	34.03

As of March 28, 2012, the last reported price of our ordinary shares on the TASE was NIS 148.40 (or $39.85) per share.

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

The board of directors may meet and adjourn its meetings according to the Company’s needs but at least once every three months.  A meeting of the board may be called at the request of any two directors.  The quorum required for a meeting of the board consists of a majority of directors who are lawfully entitled to participate in the meeting and vote thereon.  The adoption of a resolution by the board requires approval by a simple majority of the directors present at a meeting in which such resolution is proposed.  In lieu of a board meeting, a resolution may be adopted if all of the directors lawfully entitled to vote thereon consent not to convene a meeting.

Subject to the Israeli Companies law, the board may appoint a committee of the board and delegate to such committee all or any of the powers of the board, as it deems appropriate.  Under the Israeli Companies Law the board of directors must appoint an internal audit committee, comprised of at least three directors and including both of the outside directors.  The function of the internal audit committee is to review irregularities in the management of the Company’s business and recommend remedial measures.  The committee is also required, under the Israeli Companies Law, to approve certain related party transactions and to assess our internal audit system and the performance of our internal auditor.  Notwithstanding the foregoing, the board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees.  The board has appointed an internal audit committee which has three members, an audit committee which has four members, a compensation committee which has four members and a mergers and acquisitions committee which has four members.  For more information on the Company’s committees, please see Item 6, “Directors, Senior Management and Employees—Board Practices” in this annual report.

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

Approval of Certain Transactions

Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors, or controlling parties, require approval of the internal audit committee and the board of directors.  Similarly, adoption and amendment of equity based compensation plans require approval of the board of directors. Arrangements regarding the compensation of directors require approval of the internal audit committee, the board of directors and the shareholders, in that order.  Although NASDAQ rules generally require shareholder approval when an equity based compensation plan is established or materially amended, as a foreign company we follow the aforementioned requirements of the Israeli Companies Law.

The Israeli Companies Law requires that an office holder of the company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company.  In addition, if the transaction is an extraordinary transaction as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing.  In addition, the office holder must also disclose any interest held by any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.  An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

In the case of a transaction which is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only board approval is required unless the articles of association of the company provide otherwise.  The transaction must not be adverse to the company’s interest.  Furthermore, if the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the articles of association, it also must be approved by the company’s internal audit committee and then by the board of directors, and, under certain circumstances, by a meeting of the shareholders of the company.   An office holder who has a personal interest in a transaction that is considered at a meeting of the board of directors or the internal audit committee generally may not be present at the deliberations or vote on this matter, unless the chairman of the board or chairman of the internal audit committee, as the case may be, determined that the presence of such person is necessary to present the transaction to the meeting.  If a majority of the directors have a personal interest in an extraordinary transaction with the Company, shareholder approval of the transaction is required.

The Israeli Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.  Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of management fees of a controlling shareholder or compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company by simple majority, provided that either such majority vote must include at least a simple majority of the shareholders who have no personal interest in the transaction and are present at the meeting (without taking into account the votes of the abstaining shareholders), or that the total shareholdings of those who have no personal interest in the transaction who vote against the transaction represent no more than two percent of the voting rights in the company. Any such extraordinary transaction whose term is longer than three years requires further shareholder approval every three years, unless (with respect to transactions not involving management fees or employment terms) the internal audit committee approves that a longer term is reasonable under the circumstances.

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

Exemption, Insurance and Indemnification of Directors and Officers

We provide our directors with indemnification letters whereby we agree to indemnify them to the fullest extent permitted by law.  On September 19, 2011, at our 2011 annual general meeting of shareholders, after the approval of the Audit Committee and the Board, our shareholders approved a modified form of indemnification letter to ensure that our directors are afforded protection to the fullest extent permitted by law.

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

Office Holder Insurance

Our articles of association provide that, subject to the provisions of the Israeli Companies Law, including the receipt of all approvals as required therein or under any applicable law, we may enter into an agreement to insure an office holder for any responsibility or liability that may be imposed on such office holder in connection with an act performed by such office holder in such office holder's capacity as an office holder of us with respect to each of the following:

•	a violation of his duty of care to us or to another person,

•	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable grounds to assume that his act would not prejudice our interests,

•	a financial obligation imposed upon him for the benefit of another person,

•
a payment which the office holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 5728-1968, as amended (the "Securities Law") and Litigation Expenses (as defined below) that the office holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, and

•	any other event, occurrence or circumstance in respect of which we may lawfully insure an office holder.

Indemnification of Office Holders

Our articles of association provide that, subject to the provisions of the Israeli Companies Law, including the receipt of all approvals as required therein or under any applicable law we may indemnify an office holder with respect to any liability or expense for which indemnification may be provided under the Companies Law, including the following liabilities and expenses, provided that such liabilities or expenses were imposed upon or incurred by such office holder in such office holder's capacity as an office holder of us:

•
a monetary liability imposed on or incurred by an office holder pursuant to a judgment in favor of another person, including a judgment imposed on such office holder in a settlement or in an arbitration decision that was approved by a court of law;

•
reasonable Litigation Expenses, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent (mens rea) or in connection with a financial sanction;

•
“conclusion of a proceeding without filing an indictment” in a matter in which a criminal investigation has been instigated and “financial liability in lieu of a criminal proceeding,” have the meaning ascribed to them under the Israeli Companies Law. The term “Litigation Expenses” shall include, without limitation, attorneys’ fees and all other costs, expenses and obligations paid or incurred by an office holder in connection with investigating, defending, being a witness or participating in (including on appeal), or preparing to defend, be a witness or participate in any claim or proceeding relating to any matter for which indemnification may be provided;

•
reasonable Litigation Expenses, which the office holder incurred or with which the office holder was charged by a court of law, in a proceeding brought against the office holder, by the Company, on its behalf or by another person, or in a criminal prosecution in which the office holder was acquitted, or in a criminal prosecution in which the office holder was convicted of an offense that does not require proof of criminal intent (mens rea);

•
a payment which the office holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law, and Litigation Expenses that the office holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law; and

•	any other event, occurrence or circumstance in respect of which we may lawfully indemnify an office holder.

The foregoing indemnification may be procured by us (a) retroactively and (b) as a commitment in advance to indemnify an office holder, provided that, in respect of the first bullet above, such commitment shall be limited to (A) such events that in the opinion of the Board of Directors are foreseeable in light of our actual operations at the time the undertaking to indemnify is provided, and (B) to the amounts or criterion that the Board of Directors deems reasonable under the circumstances, and further provided that such events and amounts or criterion are set forth in the undertaking to indemnify, and which shall in no event exceed, in the aggregate, the greater of: (i) twenty five percent (25%) of our shareholder’s equity at the time of the indemnification, or (ii) twenty five percent (25%) of our shareholder’s equity at the end of fiscal year of 2010.

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

•	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly (other than if solely done in negligence);

•	any act or omission done with the intent to derive an illegal personal benefit; or

•	a fine, civil fine or ransom levied on an Office Holder, or a financial sanction imposed upon an Office Holder under Israeli Law.

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

If as a result of an acquisition of shares the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares.  If as a result of a full tender offer the acquirer would own more than 95% of the outstanding shares, then all the shares that the acquirer offered to purchase will be transferred to it.  The law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of a full tender offer, but the acquirer is entitled to stipulate that tendering shareholders forfeit their appraisal rights.  If as a result of a full tender offer the acquirer would own 95% or less of the outstanding shares, then the acquirer may not acquire shares that will cause his shareholding to exceed 90% of the outstanding shares.

Material Contracts

Orsus Acquisition

On January 11, 2010, we completed the acquisition of Orsus, a leading provider of Security Management Solutions.  The acquisition was for total consideration of approximately $21.5 million, subject to certain adjustments.  Orsus` flagship solution, Situator, provides a framework for fusing data silos from disparate security and safety systems as well as multiple command and control centers, into a single, holistic operational view and automating security procedures.

e-Glue Acquisition

On July 15, 2010, we completed the acquisition of e-Glue, a leading provider of real-time decisioning and guidance solutions.  The acquisition was for total consideration of approximately $31.4, comprised of $25.6 million in cash and $5.8 million representing the fair value of earn out based on performance milestones amounting to additional payment of $6 million.

CyberTech Acquisition

On March 4, 2011, we completed the acquisition of CyberTech Investments (“CyberTech”), a global provider of compliance recording solutions and value-added applications. We acquired CyberTech for a total cash consideration of approximately $59.4 million. The addition of CyberTech solutions to the NICE portfolio broadens our offering for financial institutions, strengthen our commitment to the small and medium size business sector, and add to our public safety solutions.

Fizzback Acquisition

On October 26, 2011, we completed the acquisition of Fizzback Group (Holdings) Ltd. ("Fizzback"), a global provider of Voice of the Customer (VoC) solutions, providing software solutions for real-time customer feedback that drive customer loyalty and employee performance. The Fizzback solution helps companies listen, respond and act in real-time to their customers’ comments.  We acquired Fizzback for a total consideration of approximately $80.9 million.  The combination of Fizzback and NICE will both improve Customer Experience Management (CEM) as well as operationalize VoC both for the contact center and across the enterprise.

Merced Acquisition

On February 7, 2012, we completed the acquisition of Merced Systems, Inc. ("Merced"), the leading provider of performance management solutions that drive business execution in sales and service functions. We acquired Merced for total consideration of approximately $150 million, net of cash acquired (approximately $22 million). Additionally, we will pay Merced up to $20 million in cash subject to Merced meeting certain performance targets.  Merced’s performance management solutions help drive sales effectiveness, superior customer experience and operating efficiency across a range of vertical industries. Merced’s products serve Global 2000 customers, and include advanced analytics and reporting, incentive compensation management, coaching, and other performance execution applications. Integrating Merced and NICE capabilities creates a closed-loop performance management solution.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to Corporate Tax on taxable income at the rate of 24% for the 2011 tax year and 25% for the 2012 tax year.  Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2012, the corporate tax rate is scheduled to remain at a rate of 25% for future tax years.  Israeli companies are generally subject to capital gains tax at the corporate tax rate.  However, the effective tax rate payable by a company that derives income from an Approved or Privileged Enterprise may be considerably less.

In 2011, we elected to measure our Israeli taxable income in U.S. dollars.  We were permitted to make such a change pursuant to regulations published by the Israeli Minister of Finance, which provide the conditions for doing so.  We believe that we meet and will continue to meet, the necessary conditions and as such, will continue to measure our results for tax purposes based on the U.S. dollar/NIS exchange rate.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959, as amended.

We derive and expect to continue to derive significant tax benefits in Israel relating to our “Approved and Privileged Enterprise” programs, pursuant to the Law for Encouragement of Capital Investments, 1959, or the Investments Law.  To be eligible for these tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets.  In the event of a failure to comply with these conditions, the benefits may be canceled and we may be required to refund the amount of the benefits, in whole or in part, including interest and certain inflation adjustments.  As of December 31, 2011 we believe that we are in compliance with all the conditions required by the law.

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

Taxation of Israeli Residents

As of January 1, 2012, the tax rate generally applicable to the capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company) the tax rate will be 30%.  Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares.  However, different tax rates may apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering.

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

In addition, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) and who holds ordinary shares as a capital asset is also exempt from Israeli capital gains tax under the U.S.-Israel Tax Treaty unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale or (ii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel.  If the above conditions are not met, the U.S. resident would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, the gain would be treated as foreign source income for United States foreign tax credit purposes and such U.S. resident would be permitted to claim a credit for such taxes against the United States federal income tax imposed on such sale, exchange or disposition, subject to the limitations under the United States federal income tax laws applicable to foreign tax credits.

Taxation of Dividends Paid on our Ordinary Shares

The following discussion refers to dividends paid on our ordinary shares.  However, the same tax treatment would apply to dividends paid on our ADSs.

Taxation of Israeli Residents

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends) or stock dividends. As of January 1, 2012, the tax rate applicable to such dividends is 25% or 30% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution.  Dividends paid from income derived from our Approved or Privileged Enterprises are subject to withholding at the rate of 15%, although we cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

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

U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. Federal income tax consequences that apply to U.S. holders (defined below) who hold ADSs as capital assets for tax purposes.  This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing final, temporary and proposed regulations thereunder, judicial decisions and published positions of the Internal Revenue Service and the U.S.-Israel income tax treaty in effect as of the date of this annual report, all of which are subject to change at any time (including changes in interpretation), possibly with retroactive effect.  It is also based in part on representations by The Bank of New York Mellon, the depositary for our ADSs, and assumes that each obligation under the Deposit Agreement between us and The Bank of New York Mellon and any related agreement will be performed in accordance with its terms.  This summary does not address all U.S. Federal income tax matters that may be relevant to a particular prospective holder or all tax considerations that may be relevant with respect to an investment in ADSs.

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

For purposes of this summary, a “U.S. holder” is a beneficial owner of ADSs that is, for U.S. Federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. Federal income tax regardless of its source; or

•	a trust if:

(a)	a court within the United States is able to exercise primary supervision over administration of the trust; and

(b)	one or more United States persons have the authority to control all substantial decisions of the trust.

If an entity that is classified as a partnership for U.S. federal tax purposes holds ADSs, the U.S. federal income tax treatment of its partners will generally depend upon the status of the partners and the activities of the partnership.  Entities that are classified as partnerships for U.S. federal tax purposes and persons holding ADSs through such entities should consult their own tax advisors.

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

U.S. Taxation of ADSs

Distributions

Subject to the discussion under “Passive Foreign Investment Companies” below, the gross amount of any distribution, including the amount of any Israeli taxes withheld from these distributions (see “Israeli Tax Considerations”), actually or constructively received by a U.S. holder with respect to ADSs will be taxable to the U.S. holder as a dividend to the extent of our current and accumulated earnings and profits as determined under U.S. Federal income tax principles.  Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ADSs.  Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as capital gain from the sale or exchange of property.  We do not maintain calculations of our earnings and profits under U.S. Federal income tax principles.  If we do not report to a U.S. holder the portion of a distribution that exceeds earnings and profits, the distribution will generally be taxable as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.  The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.  The U.S. holder will not, except as provided by Section 245 of the Code, be eligible for any dividends received deduction in respect of the dividend otherwise allowable to corporations.

Under the Code, certain dividends received by non-corporate U.S. holders will be subject to a maximum income tax rate of 15%.  This reduced income tax rate is only applicable to dividends paid by a “qualified foreign corporation” that is not a “passive foreign investment company” and only with respect to shares held by a qualified U.S. holder (i.e., a non-corporate holder) for a minimum holding period (generally 61 days during the 121-day period beginning 60 days before the ex-dividend date).  We should be considered a qualified foreign corporation because (i) we are eligible for the benefits of a comprehensive tax treaty between Israel and the U.S., which includes an exchange of information program, and (ii) the ADSs are readily tradable on an established securities market in the U.S.  In addition, based on our current business plans, we do not expect to be classified as a “passive foreign investment company” (see “Passive Foreign Investment Companies” below).  Accordingly, dividends paid by us to individual U.S. holders on shares held for the minimum holding period should be eligible for the reduced income tax rate.  The reduced tax rate for qualified dividends generally is scheduled to expire on December 31, 2012, unless further extended by Congress.

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

A U.S. Holder who holds shares through an Israeli stockbroker or other Israeli intermediary may be subject to Israeli withholding tax on any capital gains recognized if the U.S. Holder does not obtain approval of an exemption from the Israeli Tax Authorities or claim any allowable refunds or reductions. U.S. Holders are advised that any Israeli tax paid under circumstances in which an exemption from (or a refund of or a reduction in) such tax was available will not give rise to a deduction or credit for foreign taxes paid for U.S. federal income tax purposes. If applicable, U.S. Holders are advised to consult their Israeli stockbroker or intermediary regarding the procedures for obtaining an exemption or reduction.

Medicare Tax on Unearned Income

For taxable years beginning after December 31, 2012, certain U.S. holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends and capital gains from the sale or other dispositions of ADSs.

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

Backup Withholding and Information Reporting

Payments of dividends with respect to ADSs and the proceeds from the sale, retirement, or other disposition of ADSs made by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. holder as may be required under applicable U.S. Treasury regulations.  We, or an agent, a broker, or any paying agent, as the case may be, may be required to withhold tax (backup withholding), currently at the rate of 28% (which rate is currently scheduled to increase on January 1, 2013), if a non-corporate U.S. holder that is not otherwise exempt fails to provide an accurate taxpayer identification number and comply with other IRS requirements concerning information reporting.  Certain U.S. holders (including, among others, corporations and tax-exempt organizations) are not subject to backup withholding.  Any amount of backup withholding withheld may be used as a credit against your U.S. Federal income tax liability provided that the required information is furnished to the IRS.  U.S. holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

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

Foreign Currency Risk

We conduct our business primarily in U.S. dollars but also in the currencies of the United Kingdom, the European Union and Israel as well as other currencies.  Thus, we are exposed to foreign exchange movements, primarily in GBP, EUR and NIS.   We monitor foreign currency exposure and, from time to time, may use various instruments to preserve the value of sales transactions and commitments; however, this cannot assure our protection against risks of currency fluctuations. For more information regarding foreign currency related risks, please refer to “General Business Risks Relating to Our Business and Market,” on page 3.  We use currency forward contracts and option contracts in order to protect against the increase in value of forecasted non-dollar currency cash flows and to hedge future anticipated payments relating to leasehold improvements.

As of December 31, 2011, we had outstanding forward contracts and currency options in the total amount of approximately $199.9 million.  These transactions were for up to a one year period.

The table below details the balance sheet exposure (i.e., the gap between assets and liabilities in a given currency) by currency and geography, as of December 31, 2011.  All data in the tables have been converted into U.S. dollar equivalents.

	In U.S. dollars in millions:
	U.S. Dollars	British Pound	Euro	New Israeli Shekel		Swiss Frank	Canadian Dollar	Hong Kong Dollar	Japanese Yen	Australian Dollar	Brazilian Real	Other currencies	Total

Israel	-	7.26	2.94	(26.96	)*	0.49	1.28	(1.84)	(1.55)	2.27	-	(0.94)	(17.05)
European Union	20.36	(1.56)	10.21	-		0.28	-	(0.46)	0.29	-	-	0.27	29.39
Switzerland	(0.70)	0.35	0.30	-		-	-	-	-	-	-	-	(0.05)
United States of America	-	-	0.24	-		-	0.58	-	1.56	0.93	(0.32)	0.25	3.24
Canada	2.20	-	-	-		-	-	-	-	-	-	-	2.20
Hong Kong	0.15	-	(0.43)	-		-	-	-	-	-	-	0.11	(0.17)
Japan	-	-	(0.33)	-		-	-	(0.01)	-	-	-	-	(0.34)
Singapore	-	-	(0.18)	-		-	-	(0.02)	-	-	-	-	(0.20)
China	0.20	-	-	-		-	-	-	-	-	-	-	0.20
Australia	1.04	-	-	-		-	-	-	-	-	-	0.02	1.06

	23.25	6.05	12.75	(26.96)		0.77	1.86	(2.33)	0.30	3.20	(0.32)	(0.29)	18.28

Net Exposure:

	NIS/ USD		GBP/ USD	EUR/ USD	CAD/ USD	HKD/ USD	BRL/ USD	AUD/ USD	CNY/ USD	GBP/ EUR	HKD/ EUR	JPY/ EUR	SGD/ EUR	CHF/ EUR	GBP/ CHF	GBP/ JPY	Other/ Other	Total

Net Exposure	(26.96	)*	23.50	5.94	4.05	(1.69)	(0.32)	4.23	0.20	10.05	(0.89)	(0.33)	(0.18)	0.30	0.63	0.29	(0.54)	18.28

* Treasury Bills in an amount of $125.1 million (dominated in New Israeli Shekel) are not included in the tables above due to hedging contracts.

The table below presents the fair value of firmly committed transactions for lease obligations denominated in currencies other than the functional currency:

In U.S. dollars in millions:
	New Israel Shekel	Other currencies	Total
less than 1 year	6.22	0.24	6.46
1-3 years	13.72	0.06	13.78
3-5 years	14.00	0.04	14.04
Over 5 years	40.23	-	40.23
Total	74.17	0.34	74.51

The fair value of derivative instruments and the notional amount of the hedged instruments are set forth in the table below:

In U.S. dollars in millions:
	New Israeli Shekels
	Notional Amount	Fair Value
Option contracts to hedge payroll expenses	73.4	(2.92)
Option contracts to hedge future anticipated payments relating to leasehold improvements	3	(0.028)
Forward contracts to hedge Israeli Treasury Bills (*)	123.5	9.59

* The average investment in one-year Israeli Treasury Bills dominated in NIS during 2011 was approximately $150 million against which we have entered into Forward contracts to protect against the increase in value of forecasted non-dollar currency cash flows.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our investment in marketable securities and deposits.  Our marketable securities portfolio consists of investment-grade corporate debentures, U.S. Government agency debentures, U.S. treasuries and Israeli Treasury bills.  As of December 31, 2011, 77% of our portfolio was in such securities.

We invest in dollar deposits with U.S. banks, European banks, Israeli banks and money market funds.  As of December 31, 2011, 23% of our portfolio was in such deposits.  Since these investments are for short periods, interest income is sensitive to changes in interest rates.

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

The average duration of the securities portfolio, as of December 31, 2011, is 1.8 years.  The securities in our portfolio are rated generally at the least as A- according to Standard and Poor’s rating or A3, according to Moody’s rating.  Securities representing 13% of the portfolio are rated as AAA; securities representing 32% of the portfolio are rated as AA; securities representing 54% of the portfolio are rated as A; and securities representing 1% of the portfolio are rated as BBB+ after being downgraded during 2011.

The fair value of marketable securities, which are subject to risk of changes in interest rate, segregated by maturity dates:

	In U.S. dollars in millions:
	Amortized Cost				Estimated fair value
	Up to 1 year	1-3 years	4-5 years	Total	Up to 1 year	1-3 years	4-5 years	Total
Corporate debentures	16.41	97.05	87.84	201.30	16.42	97.85	88.56	202.83
U.S. Government agency debentures	2.51	1.20	7.00	10.71	2.51	1.20	7.04	10.75
US treasuries	-	18.30	-	18.30	-	19.48	-	19.48
Israeli Treasury Bills(*)	124.68	-	-	124.68	125.07	-	-	125.07
	143.60	116.55	94.84	354.99	144.00	118.53	95.60	358.13

* These securities bear Israel sovereign risk which is rated A+ stable by Standard and Poor’s and A1 stable by Moody’s.

Other risks and uncertainties that could affect actual results and outcomes are described in Item 3, “Key Information—Risk Factors.”

Item 12.                   Description of Securities Other than Equity Securities.

American Depositary Shares and Receipts

Set forth below is a summary of certain provisions in relation to charges and other payments under the Deposit Agreement, as amended, among NICE, The Bank of New York Mellon as depositary (the "Depositary"), and the owners and holders from time to time of ADRs (or the Deposit Agreement).  This summary is not complete and is qualified in its entirety by the Deposit Agreement, a form of which has been filed as Exhibit A to the registration statement on Form F-6 (Registration No. 333-13518) filed with the SEC on May 17, 2001.

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

Our management assessed our internal control over financial reporting as of December 31, 2011.  Our management based its assessment on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, our management has concluded that, as of December 31, 2011, our internal control over financial reporting is effective.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global independently assessed the effectiveness of our internal control over financial reporting and has issued an attestation report, which is included under Item 18 on page F-3 of this annual report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.                   [Reserved].

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

On February 14, 2012, our Board of Directors approved an amendment to our Code of Ethics, which included new provisions regarding sexual harassment in the workplace and a revised section on bribery and corruption, as well as other non-material revisions.

Item 16C.                Principal Accountant Fees and Services.

Fees Paid to Independent Auditors

Fees billed or expected to be billed by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, and other members of Ernst & Young Global for professional services for each of the last two fiscal years were as follows:

Services Rendered	2010 Fees	2011 Fees
Audit (1)	$717,000	$689,000
Audit-related (2)	$138,000	$195,000
Tax (3)	$832,000	$576,000
Total	$1,687,000	$1,460,000

(1)
Audit fees are for audit services for each of the years shown in this table, including fees associated with the annual audit for 2011 (including audit in accordance with section 404 of the Sarbanes-Oxley act) and certain procedures regarding our quarterly financial results submitted on Form 6-K, consultations concerning financial accounting and various accounting issues and performance of local statutory audits.

(2)
Audit-related fees relate to assurance and associated services that traditionally are performed by the independent auditor, including: accounting consultation and consultation concerning financial accounting, reporting standards and government approvals and due diligence investigations.

(3)
Tax fees are for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and global mobility of employees.

Policies and Procedures

Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our external auditors, Ernst & Young.  The policy, which is designed to ensure that such services do not impair the independence of our auditors, requires pre-approval from the audit committee on an annual basis for the various audit and non-audit services that may be performed by our auditors.  If a type of service, that is to be provided by our auditors, has not received such general pre-approval, it will require specific pre-approval by our audit committee. Any proposed services exceeding pre-approved cost levels or budgeted amounts will also require specific pre-approval by our audit committee.  The policy prohibits retention of the independent auditors to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public auditors.

Item 16D.                Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.                 Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

During 2011, we repurchased our ordinary shares as described in the table below.

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number (or approximately dollar value) of shares that may yet be purchased under the plans or programs

February 1 - February 28	N/A	N/A	N/A	100,000,000
March 1 - March 31	62,500	34.62	62,500	97,836,115
April 1 - April 30	156,421	37.31	156,421	92,000,014
May 1 - May 31	220,115	36.34	220,115	84,000,046
June 1 - June 30	435,896	34.31	435,896	69,045,889
July 1 - July 31	137,123	36.80	137,123	64,000,060
August 1 - August 31	618,421	29.94	618,421	45,485,381
September 1 - September 30	1,177,340	30.18	1,177,340	9,958,019
October 1 - October 31	33,245	28.81	33,245	9,000,068
November 1 - November 30	N/A	N/A	N/A	109,000,068
December 1 - December 31	156,500	33.60	156,500	103,741,722
Total	2,997,561	32.11	2,997,561

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

On November 3, 2011, we announced that our board of directors authorized a new program to repurchase up to $100 million of our issued and outstanding ordinary shares and ADRs. Repurchases may be made from time to time in the open market or in privately negotiated transactions and will be in accordance with applicable securities laws and regulations. The timing and amount of the repurchase transactions will be determined by management and may depend on a variety of factors, including market conditions, alternative investment opportunities and other considerations. The program does not obligate us to acquire any particular amount of ordinary shares and ADRs and the program may be modified or discontinued at any time without prior notice.

On February 14, 2012, our board of directors authorized the cancellation of our ordinary shares and ADRs repurchased during 2011 within the framework of the repurchase program.

Item 16F.                 Change in Registrant’s Certifying Accountant.

None.

Item 16G.                Corporate Governance.

We follow the Israeli Companies Law, the relevant provisions of which are summarized in this annual report, rather than comply with the NASDAQ requirements relating to: (i) the quorum for shareholder meetings (see Item 10, “Additional Information – Memorandum and Articles of Association – Meetings of Shareholders” in this annual report); (ii) shareholder approval with respect to issuance of securities under equity based compensation plans (see Item 10, “Additional Information – Memorandum and Articles of Association – Approval of Certain Transactions” in this annual report); and (iii) sending annual reports to shareholders (see Item 10, “Additional Information – Documents on Display” in this annual report).

Item 16H.                Mine Safety Disclosure.

Not Applicable.

PART III

Item 17.                   Financial Statements.

Not Applicable.

Item 18.                   Financial Statements.

See pages F-1 through F-56 of this annual report attached hereto.

Item 19.                   Exhibits.

Exhibit No.	Description
1.1
Amended and Restated Memorandum of Association, as approved on December 21, 2006 (English translation) (filed as Exhibit 1.1 to NICE-Systems Ltd.’s Annual Report on Form 20-F filed with the SEC on June 13, 2007, and incorporated herein by reference).

1.2
Amended and Restated Articles of Association, as amended on September 19, 2011 (filed as Exhibit 4.2 to NICE-Systems Ltd.’s Registration Statement on Form S-8 (Registration No. 333-177510) filed with the SEC on October 26, 2011, and incorporated herein by reference).

2.1
Form of Share Certificate (filed as Exhibit 4.1 to Amendment No. 1 to NICE-Systems Ltd.’s Registration Statement on Form F-1 (Registration No. 333-99640) filed with the SEC on December 29, 1995, and incorporated herein by reference).

2.2
Form of Deposit Agreement including Form of ADR Certificate (filed as Exhibit 1 to NICE-Systems Ltd.’s Registration Statement on Form F-6 (Registration No. 333-157371) filed with the SEC on February 17, 2011, and incorporated herein by reference).

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

4.3
Agreement and Plan of Merger, dated as of June 9, 2010, among NICE-Systems Ltd., certain subsidiaries of the NICE-Systems Ltd., e-Glue Software Technologies, Inc. and certain shareholder representatives of e-Glue (filed as Exhibit 4.4 to NICE-Systems Ltd.’s Annual Report on Form 20-F filed with the SEC on March 31, 2011, and incorporated herein by reference).

4.4
Share Purchase Agreement, dated as of March 4, 2011, among NICE-Systems Ltd., IEX Corporation B.V. and CyberTech Beheer B.V. and Stichting Administratiekantoor Cybertech (filed as Exhibit 4.5 to NICE-Systems Ltd.’s Annual Report on Form 20-F filed with the SEC on March 31, 2011, and incorporated herein by reference).

4.5	Share Purchase Agreement dated as of September 18, 2011, by and among NICE-Systems Ltd. and shareholders of Fizzback Group (Holdings) Ltd.
4.6	Agreement and Plan of Merger dated as of December 1, 2011, by and among NICE-Systems, Inc., Moneyball Acquisition Corporation, Merced Systems, Inc. and shareholders of Merced Systems, Inc.
4.7
NICE Systems Ltd. 2003 Stock Option Plan, as amended (filed as Exhibit 4.4 to NICE-System Ltd.’s Annual Report on Form 20-F (File No. 000-27466) filed with the SEC on April 6, 2009, and incorporated herein by reference).

4.8
NICE Systems Ltd. Amended and Restated 1999 Employee Stock Purchase Plan (filed as Exhibit 4 to NICE-System Ltd.’s Registration Statement on Form S-8 (Registration No. 333-111113) filed with the SEC on May 22, 2006, and incorporated herein by reference).

4.9
Actimize Ltd. 2003 Omnibus Stock Option and Restricted Stock Incentive Plan (filed as Exhibit 4.4 to NICE-System Ltd.’s Registration Statement on Form S-8 (Registration No. 333-145981) filed with the SEC on September 11, 2007, and incorporated herein by reference).

4.10
NICE Systems Ltd. 2008 Share Incentive Plan, as amended (filed as Exhibit 4.4 to NICE-System Ltd.’s Registration Statement on Form S-8 (Registration No. 333-171165) filed with the SEC on December 15, 2010, and incorporated herein by reference).

4.11
Orsus Solutions Limited 2007 Incentive Option Plan, as amended (filed as Exhibit 4.10 to NICE-Systems Ltd.’s Annual Report on Form 20-F filed with the SEC on March 31, 2010, and incorporated herein by reference).

4.12
e-Glue Software Technologies, Inc. 2004 Stock Option Plan, as amended (filed as Exhibit 4.4 to NICE-Systems Ltd.’s Registration Statement on Form S-8 (Registration No. 333-168100) filed with the SEC on July 14, 2010, and incorporated herein by reference).

4.13
Fizzback Group (Holdings) Limited Employee Share Option Scheme (filed as Exhibit 4.4 to NICE-Systems Ltd.’s Registration Statement on Form S-8 (Registration No. 333-177510) filed with the SEC on October 26, 2011, and incorporated herein by reference).

4.14
Merced Systems, Inc. 2001 Stock Plan (filed as Exhibit 4.4 to NICE-Systems Ltd.’s Registration Statement on Form S-8 (Registration No. 333-179408) filed with the SEC on February 7, 2012, and incorporated herein by reference).

4.15
Merced Systems, Inc. 2011 Stock Plan (filed as Exhibit 4.5 to NICE-Systems Ltd.’s Registration Statement on Form S-8 (Registration No. 333-179408) filed with the SEC on February 7, 2012, and incorporated herein by reference).

8.1	List of significant subsidiaries.
12.1	Certification by the Chief Executive Officer of NICE-Systems Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
12.2	Certification by the Chief Financial Officer of NICE-Systems Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer of NICE-Systems Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer of NICE-Systems Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global.
101	The following financial information from NICE-Systems Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2011, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2011 and 2010; (ii) Consolidated Statements of Income for the years ended December 31, 2011, 2010 and 2009; (iii) Statements of Changes in Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2011, 2010 and 2009; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009; and (v) Notes to Consolidated Financial Statements. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

NICE SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of NICE Systems Ltd. ("the Company") and its subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 29, 2012 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 29, 2012	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

NICE SYSTEMS LTD.

We have audited NICE Systems Ltd.'s ("the Company") internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting included in the accompanying Management's Annual Report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2011 and our report dated March 29, 2012 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 29, 2012	A Member of Ernst & Young Global

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2011	2010

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$204,437	$109,526
Short term investments	144,003	242,593
Trade receivables (net of allowance for doubtful accounts of $ 4,671 and $ 4,102 at December 31, 2011 and 2010, respectively)	126,981	99,257
Other receivables and prepaid expenses	43,941	31,924
Inventories	13,404	10,861
Deferred tax assets	10,405	6,798

Total current assets	543,171	500,959

LONG-TERM ASSETS:
Long term investments	214,136	311,081
Other long-term assets	28,890	31,118
Property and equipment, net	28,299	22,014
Other intangible assets, net	158,153	141,632
Goodwill	609,187	527,614

Total long-term assets	1,038,665	1,033,459

Total assets	$1,581,836	$1,534,418

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2011	2010
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$19,014	$20,019
Deferred revenues and advances from customers	160,242	140,388
Accrued expenses and other liabilities	190,372	166,643

Total current liabilities	369,628	327,050

LONG-TERM LIABILITIES:
Accrued severance pay	23,728	24,776
Deferred tax liabilities	27,766	19,705
Other long-term liabilities	2,070	2,127

Total long-term liabilities	53,564	46,608

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital-
Ordinary shares of NIS 1 par value:
Authorized: 125,000,000 shares at December 31, 2011 and 2010; Issued: 64,804,730 and 63,384,481 shares at December 31, 2011 and 2010, respectively Outstanding: 61,807,169 and 63,384,481 shares at December 31, 2011 and 2010, respectively	16,273	15,875
Additional paid-in capital	988,076	939,064
Treasury shares at cost – 2,997,561 and 0 ordinary shares at December 31, 2011 and 2010, respectively	(96,318)	-
Accumulated other comprehensive income (loss)	(1,895)	10,576
Retained earnings	252,508	195,245

Total shareholders' equity	1,158,644	1,160,760

Total liabilities and shareholders' equity	$1,581,836	$1,534,418

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2011	2010	2009
Revenues:
Products	$355,760	$325,429	$281,783
Services	438,071	364,022	301,332

Total revenues	793,831	689,451	583,115

Cost of revenues:
Products	116,256	107,190	88,030
Services	191,049	161,885	149,175

Total cost of revenues	307,305	269,075	237,205

Gross profit	486,526	420,376	345,910

Operating expenses:
Research and development, net	109,127	97,083	77,382
Selling and marketing	199,044	178,407	141,526
General and administrative	95,650	76,345	72,791
Amortization of acquired intangibles	23,677	19,489	16,012

Total operating expenses	427,498	371,324	307,711

Operating income	59,028	49,052	38,199
Financial income and other, net	9,856	8,981	7,597

Income before taxes on income	68,884	58,033	45,796
Taxes on income	11,621	9,326	3,040

Net income	$57,263	$48,707	$42,756

Net earnings per share:

Basic	$0.91	$0.78	$0.70

Diluted	$0.89	$0.76	$0.68

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Retained earnings	Total comprehensive income	Total shareholders' equity

Balance as of January 1, 2011	$15,875	$939,064	$-	$10,576	$195,245		$1,160,760
Assumption of restricted share units and options upon acquisition	-	1,230	-	-	-		1,230
Issuance of shares of ESPP	5	557	-	-	-		562
Exercise of share options	391	25,683	-	-	-		26,074
Stock-based compensation	-	21,159	-	-	-		21,159
Excess tax benefit from share-based payment arrangements	-	372	-	-	-		372
Restricted shares vesting in respect of Actimize acquisition	2	11	-	-	-		13
Treasury shares purchased	-	-	(96,318)	-	-		(96,318)
Comprehensive income:
Foreign currency translation adjustments	-	-	-	(6,944)	-	$(6,944)	(6,944)
Unrealized losses on marketable securities, net	-	-	-	(32)	-	(32)	(32)
Unrealized losses on derivative instruments, net	-	-	-	(5,495)	-	(5,495)	(5,495)
Net income	-	-	-	-	57,263	57,263	57,263

Total comprehensive income						$44,792
Balance as of December 31, 2011	$16,273	$988,076	$(96,318)	$(1,895)	$252,508		$1,158,644
Balance as of January 1, 2010	$15,492	$892,139	$-	$8,585	$146,538		$1,062,754
			-
Issuance of shares of ESPP	4	432	-	-	-		436
Exercise of share options	364	25,409	-	-	-		25,773
Stock-based compensation	-	21,054	-	-	-		21,054
Excess tax shortfall from share-based payment arrangements	-	(18)	-	-	-		(18)
Restricted shares vesting in respect of Actimize acquisition	15	48	-	-	-		63
Comprehensive income:
Foreign currency translation adjustments	-	-	-	135	-	$135	135
Unrealized losses on marketable securities, net	-	-	-	(1,116)	-	(1,116)	(1,116)
Unrealized gains on derivative instruments, net	-	-	-	2,972	-	2,972	2,972
Net income	-	-	-	-	48,707	48,707	48,707

Total comprehensive income						$50,698
Balance as of December 31, 2010	$15,875	$939,064	-	$10,576	$195,245		$1,160,760

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total comprehensive income	Total shareholders' equity

Balance as of January 1, 2009	$15,157	$853,226	$(1,343)	$103,782		$970,822

Issuance of shares of ESPP	5	370	-	-		375
Exercise of share options	303	19,267	-	-		19,570
Stock-based compensation	0	18,237	-	-		18,237
Excess tax benefit from share-based payment arrangements	0	969	-	-		969
Restricted shares vesting in respect of Actimize acquisition	27	70	-	-		97
Comprehensive income:	-	-	-	-
Foreign currency translation adjustments	-	-	7,415	-	$7,415	7,415
Unrealized gains on marketable securities, net	-	-	2,206	-	2,206	2,206
Unrealized gains on derivative instruments, net	-	-	307	-	307	307
Net income	-	-	-	42,756	42,756	42,756

Total comprehensive income					$52,684
Balance as of December 31, 2009	$15,492	$892,139	$8,585	$146,538		$1,062,754

As of December 31, 2011, 2010 and 2009, accumulated other comprehensive income (loss) was comprised of foreign currency translation adjustments of $ (1,213), $ 5,731 and $ 5,596, unrealized gains on marketable securities, net of tax, of $ 2,490, $ 2,522 and $ 3,638 and unrealized gains (losses) on derivative instruments, net of tax, of $ (3,172), $ 2,323 and $ (649), respectively.

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2010	2009

Cash flows from operating activities:

Net income	$57,263	$48,707	$42,756
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	66,958	57,110	47,217
Stock-based compensation	21,159	21,054	18,237
Excess tax shortfall (benefit) from share-based payment arrangements	(372)	18	(969)
Accrued severance pay, net	533	(1,015)	(1,534)
Amortization of premium and accrued interest on marketable securities	3,238	328	1,656
Gain on marketable securities, net	(791)	(1,197)	(823)
Deferred taxes, net	(8,775)	(4,862)	(6,984)
Changes in operating assets and liabilities:
Trade receivables, net	(20,621)	6,344	8,898
Other receivables and prepaid expenses	5,812	(4,200)	(2,265)
Inventories	(2,048)	3,546	(531)
Trade payables	(3,743)	(7,136)	1,536
Accrued expenses and other liabilities	35,634	25,913	12,039
Other	127	410	453

Net cash provided by operating activities	154,374	145,020	119,686

Cash flows from investing activities:

Purchase of property and equipment	(17,307)	(11,704)	(8,851)
Proceeds from sale of property and equipment	84	13	70
Investment in marketable securities	(202,768)	(387,988)	(197,499)
Proceeds from maturity of marketable securities	229,482	66,635	140,396
Proceeds from sale and call of marketable securities	147,480	69,933	57,394
Investment in short-term bank deposits	-	-	(110,021)
Proceeds from short-term bank deposits	-	40,029	134,473
Payments for business acquisitions, net of cash acquired	(143,377)	(52,267)	(84,926)
Capitalization of software development costs	(1,150)	(1,311)	(1,315)
Purchase of intangible assets	(3,000)	-	(1,000)

Net cash provided by (used in) investing activities	9,444	(276,660)	(71,279)

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2010	2009

Cash flows from financing activities:

Proceeds from issuance of shares upon exercise of options and ESPP	26,751	25,984	19,948
Purchase of treasury shares	(95,886)	-	-
Excess tax benefit (shortfall) from share-based payment arrangements	372	(18)	969

Net cash provided by (used in) financing activities	(68,763)	25,966	20,917

Effect of exchange rate changes on cash	(144)	389	1,111

Increase (decrease) in cash and cash equivalents	94,911	(105,285)	70,435
Cash and cash equivalents at the beginning of the year	109,526	214,811	144,376

Cash and cash equivalents at the end of the year	$204,437	$109,526	$214,811

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Income taxes	$17,560	$9,988	$5,554

Interest	$78	$28	$36
Non-cash activities:

Accrued liability with respect to treasury shares	$432	$-	$-

Assumption of restricted share units and options upon the acquisition of Fizzback	$1,230	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.         General:

NICE Systems Ltd. ("NICE") and subsidiaries (collectively - "the Company") is a leading provider of software solutions that sells its solutions worldwide and enables organizations to take action to improve customer experience and business results, ensure compliance, prevent financial crime, and enhance safety and security. The Company operates an Enterprise business which is comprised of Customer Interactions Solutions and Financial Crime and Compliance solutions, and a Security business. Across the Company’s businesses, its solutions capture structured and unstructured data from different types of interactions, transactions and events, including interactions at various customer touch points, financial transactions and security-related sensors. Such data is captured from phone calls, the web, emails, chat, video, radio and many others. Through cross-channel analytics, insights on the interactions, transactions and events are delivered to the organization. The extraction of insights through advanced analytics on the captured data enables organizations to take action and make an impact in real time and offline by driving a personalized response to these insights before, during and after the interactions, transactions or events. This allows organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. The Company’s Customer Interactions Solutions are implemented by contact centers of all sizes, back office operations, retail branches and financial trading floors, to improve operational efficiency, ensure regulatory compliance, enhance customer experience and grow revenue. Enterprise customers of the Company’s Customer Interactions Solutions span a variety of industries, such as financial services, telecommunications, healthcare, outsourcers, retail, media, travel, service providers, utilities, and others. Enterprise customers of the Company’s Financial Crime and Compliance Solutions are primarily financial services organizations, government agencies and related organizations. The Company’s solutions drive to enable such customers to fight financial crime, prevent fraud and money laundering and ensure trading compliance. NICE Security Solutions are deployed worldwide in public transportation systems, critical facilities, city centers, banks, airports, public safety agencies, law enforcement and intelligence agencies and organizations and national and internal security agencies. The Company’s Security Solutions offer incident life-cycle management, including prevention, prediction, real-time and post-incident analysis for security and safety operations. The Company’s Security Solutions also offer solutions for the interception, collection, processing and analysis of communications data.

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

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

b.	Acquisitions:

1.	Acquisition of CyberTech:

On March 4, 2011, the Company completed the acquisition of all of the outstanding shares of CyberTech Investments BV ("CyberTech"), a global provider of compliance recording solutions and value-added applications. The Company acquired CyberTech for an aggregate consideration of $ 59,436 in cash.

The addition of CyberTech solutions to the NICE portfolio broadened the Company's offering for financial institutions, strengthened commitments to the small and medium size business sector, and added to the Company's public safety solutions. It also enhanced the Company's positioning in EMEA and provided a product set that meets the needs of emerging markets, by offering a solution that accommodates large scale implementations with entry-level requirements. The value of goodwill is attributed to synergies between the NICE portfolio and CyberTech’s products and services. $ 35,562 from the goodwill was assigned to the Customer Interactions Solutions' reporting unit and the remaining amount of $ 6,275 was assigned to the Security Solutions reporting unit.

The acquisition was accounted for by the acquisition method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of CyberTech. The results of the CyberTech operations have been included in the consolidated financial statements since March 4, 2011.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Cash	$736
Trade receivables	4,266
Other receivables and prepaid expenses	1,200
Current deferred tax assets	203
Inventories	981
Long-term deposits	20
Property and equipment	1,433
Other intangible assets	22,710
Goodwill	41,837

Total assets acquired	73,386

Trade payables	(1,370)
Accrued expenses and other liabilities	(7,971)
Long-term deferred tax liabilities	(4,609)

Total liabilities assumed	(13,950)

Net assets acquired	$59,436

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

In performing the purchase price allocation, management considered, among other factors, analyses of historical financial performance, highest and best use of the acquired assets and estimates of future performance of CyberTech’s business. The fair value of intangible assets was based on market participant approach using an income approach.

Intangible assets that are subject to amortization are amortized over their estimated useful lives using the straight-line method at an annual weighted average rate of 38%. The following table sets forth the components of intangible assets associated with the acquisition and their annual rates of amortization:

	Fair value	%

Core technology	$10,900	20
Customer relationships	8,200	33
Covenant not to compete	1,210	100
Backlog	2,400	100

Total intangible assets	$22,710

2.	Acquisition of Fizzback:

On October 26, 2011, the Company completed the acquisition of all of the outstanding shares of Fizzback Group (Holdings) Ltd. ("Fizzback"), a global provider of Voice of the Customer (VoC) solutions, providing software solutions for real-time customer feedback that drive customer loyalty and employee performance. Fizzback's solution helps companies listen, respond and act in real-time to their customers’ comments.  The Company acquired Fizzback for an aggregate consideration of $ 80,905. The total purchase price of Fizzback was composed of the following:

Cash	$79,675
Options and Restricted Share Units*)	1,230

Total purchase price	$80,905

*)
Represents the fair value of the vested portion of 165,695 options and restricted shares of NICE granted upon consummation of the acquisition to the holders of partially vested options of Fizzback originally granted under the Fizzback Group (Holdings) Ltd. Employee Share Option Scheme. The fair value of these options was determined using a Black-Scholes-Merton valuation model with the following assumptions: expected life of 1-38 months, risk-free interest rate of 0.02%-0.48%, expected volatility of 36.98%-56.44% and no dividend yield.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The combination of Fizzback and NICE both improved Customer Experience Management (CEM) as well as operationalized VoC both for the contact center and across the enterprise. By adding direct customer feedback with the Fizzback solution, NICE now provides a complete CEM solution that delivers a holistic understanding of the customer by combining on one platform the VoC from each of the three feedback dimensions: direct, indirect and inferred. The value of goodwill is attributed to synergies between NICE portfolio and Fizzback’s products and services and the strength of the Company's position in the market. The entire goodwill was assigned to the Customer Interactions Solutions reporting unit.

The acquisition was accounted for by the acquisition method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of Fizzback. The results of the Fizzback operations have been included in the consolidated financial statements since October 26, 2011.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Cash	$687
Trade receivables	3,341
Other receivables and prepaid expenses	1,134
Current deferred tax assets	1,887
Long-term deposits	148
Property and equipment	984
Other intangible assets	46,075
Goodwill	44,157

Total assets acquired	98,413

Trade payables	(1,426)
Accrued expenses and other liabilities	(5,024)
Long-term deferred tax liabilities	(11,058)

Total liabilities assumed	(17,508)

Net assets acquired	$80,905

In performing the purchase price allocation, management considered, among other factors, analyses of historical financial performance, highest and best use of the acquired assets and estimates of future performance of Fizzback’s business. The fair value of intangible assets was based on market participant approach using an income approach.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

Intangible assets that are subject to amortization are amortized over their estimated useful lives using the straight-line method at an annual weighted average rate of 21%. The following table sets forth the components of intangible assets associated with the acquisition and their annual rates of amortization:

	Fair value	%

Core technology	$29,834	17
Customer relationships	8,879	20
Covenant not to compete	1,898	50
Brand name	5,464	33

Total intangible assets	$46,075

3.	Acquisitions in previous years:

In 2010, the Company completed the acquisitions of Orsus Solutions Ltd., Lamda Communication Networks Ltd, and e-Glue Software Technologies Inc. and its subsidiaries. Total fair value of purchase consideration for the acquisitions was $ 59,766, which includes cash paid for Common stock and estimated fair value of earn-out payments. In connection with these acquisitions, the Company recorded intangibles and goodwill in the amounts of $ 30,423 and $ 32,401, respectively. In 2011, the Company paid an additional amount of $ 5,689 primarily with respect to earn out for the acquisition of e-Glue.

In 2009, the Company completed the acquisitions of Syfact, Fortent Inc and Hexagon System Engineering Ltd. Total cash paid in consideration for the acquisitions was $ 85,336. In connection with these acquisitions, the Company recorded intangibles, In Process Research and Development (IPR&D) and goodwill in the amounts of $ 41,454, $ 1,440 and $ 45,349, respectively.

4.	Unaudited pro forma condensed results of operations:

The following represents the unaudited pro forma condensed results of operations for the years ended December 31, 2011 and 2010, assuming that the acquisitions of CyberTech and Fizzback occurred on January 1, 2010. The pro forma information is not necessarily indicative of the results of operations that would have actually occurred had the acquisitions been consummated on those dates, nor does it purport to represent the results of operations for future periods.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

	Year ended December 31,
	2011	2010
	Unaudited	Unaudited

Revenues	$812,048	$722,926

Net income	$47,477	$20,218

Basic net earnings per share	$0.75	$0.32

Diluted net earnings per share	$0.74	$0.31

5.	Acquisition related costs for the years ended December 31, 2011 and 2010 amounted to $ 2,925 and $ 851, respectively, and were included mainly in general and administrative expenses.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").

a.	Use of estimates:

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

The Company's securities are reviewed for impairment in accordance with ASC 320-10-65. If such assets are considered to be impaired, the impairment charge is recognized in earnings when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities with an unrealized loss that the Company intends to sell, or it is more likely than not that the Company will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while declines in fair value related to other factors are recognized in other comprehensive income (loss).

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

Inventory write-downs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, and discontinued products and for market prices lower than cost, if any. At the point of the loss recognition, a new lower cost basis for that inventory is established. In addition, the Company records a liability for firm non-cancelable and unconditional purchase commitments with contract manufacturers for quantities in excess of the Company's future demands forecast consistent with its valuation of excess and obsolete inventory. Inventory write-downs for 2011, 2010 and 2009 were $ 1,395, $ 1,203 and $ 1,586, respectively, and have been included in cost of revenues.

g.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	6 - 20
Vehicles	15

Leasehold improvements are amortized by the straight-line method over the term of the lease (including option terms) or the estimated useful life of the improvements, whichever is shorter.

h.	Other intangible assets, net:

Intangible assets are amortized over their estimated useful lives using the straight-line method, at the following weighted average annual rates:

%

Core technology	18
Customer relationships and distribution network	17
Capitalized software development costs (see l below)	33
Trademarks	27
Covenant not to compete	68

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Acquired IPR&D is capitalized and assessed for impairment at least annually until the completion of development and afterwards is amortized over its useful life. Impairment on acquired IPR&D of $ 1,425, $ 0 and $ 0 was recorded for the years 2011, 2010 and 2009, respectively.

i.	Impairment of long-lived assets:

The Company's long-lived assets and identifiable intangibles that are subject to amortization are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. In 2011, 2010 and 2009, no impairment indicators have been identified.

j.	Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, goodwill is not amortized, but rather is subject to an annual impairment test.

ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. The Company operates in three operation-based segments: Customer Interactions Solutions, Security Solutions and Financial Crime and Compliance Solutions, and these segments comprise its reporting units.

Fair value is determined using discounted cash flows. Significant estimates used in the fair value methodologies include estimates of future cash flows, future growth rates and the weighted average cost of capital of the reporting units. The Company performed annual impairment tests during the fourth quarter of 2011, 2010 and 2009 and did not identify any impairment losses.

k.	Revenue recognition:

The Company generates revenues from sales of products, which include hardware and software, software licensing, professional services and maintenance. Professional services include mainly installation, project management, customization, consulting and training. The Company sells its products directly through its sales force and indirectly through a global network of distributors, system integrators and strategic partners, all of whom are considered end-users.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from sales of product and software licensing are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable.

In transactions where a customer's contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or as the acceptance provision has lapsed.

For multiple element arrangements within the scope of software revenue recognition guidance, revenues are allocated to the different elements in the arrangement under the "residual method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with the customer, the Company defers revenue for the fair value of its undelivered elements (maintenance and professional services) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (products and software licenses) when the basic criteria in ASC 985-605 have been met. Any discount in the arrangement is allocated to the delivered element.

Starting January 1, 2011 the Company adopted the guidance of ASU 2009-13, Multiple-Deliverable Revenue Arrangements, (amendments to FASB ASC Topic 605, Revenue Recognition) ("ASU 2009-13") and ASU 2009-14, Certain Arrangements That Include Software Elements, (amendments to FASB ASC Topic 985, Software) ("ASU 2009-14"). ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendment eliminates the residual method of revenue allocation and requires revenue to be allocated using the relative selling price method. ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance in determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. As such, the Company prospectively applied these provisions to all revenue arrangements entered into or materially modified after January 1, 2011.  This guidance does not generally change the units of accounting for the Company’s revenue transactions. Most products and services qualify as separate units of accounting and the revenue is recognized when the applicable revenue recognition criteria are met. The Company’s arrangements generally do not include any provisions for cancellation, termination, or refunds that would significantly impact recognized revenue. While certain of the Company’s bundled products are now accounted for following ASC 605, the impact of the adoption of these standards was immaterial.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's revenue recognition policies provide that, when a sales arrangement contains multiple elements, such as software and non-software components that function together to deliver the products’ essential functionality, the Company allocates revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its VSOE, if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. The Company establishes VSOE of selling price using the price charged for a deliverable when sold separately and, in rare instances, using the price established by management having the relevant authority. When VSOE cannot be established, the Company attempts to establish selling price of each element based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, the Company’s go-to-market strategy typically differs from that of its peers and its offerings contain a significant level of customization and differentiation such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, the Company is unable to reliably determine what similar competitor products’ selling prices are on a standalone basis. Therefore, the Company is typically not able to determine TPE.  The best estimate of selling price is established considering several external and internal factors including, but not limited to, historical sales, pricing practices and geographies in which the Company offers its products. The determination of ESP is judgmental.

In multiple element arrangements where more-than-incidental software deliverables are included, revenue is allocated to each separate unit of accounting for each of the non-software deliverables and to the software deliverables as a group using the relative selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. If the arrangement contains more than one software deliverable, the arrangement consideration allocated to the software deliverables as a group is then allocated to each software deliverable using the guidance for recognizing software revenue, as amended.

For all periods presented, amounts billed to customers related to shipping and handling are classified as revenue, and the Company’s shipping and handling costs are included in cost of sales.

The Company's policy for establishing VSOE of fair value of maintenance services is based on the price charged when the maintenance is renewed separately. Establishment of VSOE of fair value of professional services is based on the price charged when these services are sold separately.

Revenues from maintenance and professional services are recognized ratably over the contractual period or as services are performed, respectively.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from fixed price contracts that require significant customization, integration and installation are recognized based on ASC 605-35, "Construction-Type and Production-Type Contracts", using the percentage-of-completion method of accounting based on the ratio of costs related to contract performance incurred to date to the total estimated amount of such costs. The amount of revenue recognized is based on the total fees under the arrangement and the percentage of completion achieved. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contact.

The Company maintains a provision for product returns in accordance with ASC 605, "Revenue Recognition". The provision is estimated based on the Company's past experience and is deducted from revenues. As of December 31, 2011 and 2010, the provision for product returns amounted to  $ 2,237 and $ 2,810, respectively.

Deferred revenues include advances and payments received from customers, for which revenue has not yet been recognized.

l.	Research and development costs:

Research and development costs (net of grants) incurred in the process of software production before establishment of technological feasibility are charged to expenses as incurred. Costs incurred to develop software to be sold are capitalized after technological feasibility is established in accordance with ASC 985-20, "Software - Costs of Software to be Sold, Leased, or Marketed". Based on the Company's product development process, technological feasibility is established upon completion of a detailed program design.

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

The Company classifies interest as financial expenses and penalties as general and administrative expenses.

n.	Government grants:

Non-royalty bearing grants from the Government of Israel for funding research and development projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and recorded as a deduction from research and development costs.

o.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, marketable securities and foreign currency derivative contracts.

The Company's cash and cash equivalents are invested in deposits mainly in dollars with major international banks. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be redeemed upon demand and therefore bear minimal risk.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's trade receivables are derived from sales to customers located primarily in North America, EMEA and APAC. The Company performs ongoing credit evaluations of its customers and obtains letters of credit and bank guarantees for certain receivables. Additionally, the Company insures certain of its receivables with a credit insurance company. A general allowance for doubtful accounts is provided, based on the length of time the receivables are past due.

The Company's marketable securities include investment in corporate debentures, U.S. Treasuries, U.S. government agency debentures and Israeli Treasury Bills. The Company's investment policy limits the amount that the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

The Company entered into forward contracts, and option contracts intended to protect against the increase in value of forecasted non-dollar currency cash flows resulting from investments in Israeli Treasury Bills and payroll expenses and entered into option contracts to hedge future anticipated payments relating to a leasehold improvement. The derivative instruments hedge a portion of the Company's non-dollar currency exposure. See Notes 2v and 11 below.

p.	Severance pay:

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

Severance pay expense for 2011, 2010 and 2009 amounted to $ 12,090, $ 8,978 and $ 7,709, respectively.

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 6% of their eligible compensation, but generally not greater than $ 16.5 per year, (for certain employees over 50 years of age the maximum contribution is $ 22 per year) of their annual compensation to the plan through salary deferrals, subject to IRS limits. The Company matches 50% of employee contributions to the plan up to a limit of 6% of their eligible compensation. In the years 2011, 2010 and 2009, the Company recorded an expense for matching contributions in the amount of $ 3,129, $ 2,723 and $ 2,330, respectively.

q.	Basic and diluted net earnings per share:

Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year plus dilutive potential equivalent ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings per Share".

The weighted average number of shares related to outstanding anti-dilutive options and restricted shares excluded from the calculations of diluted net earnings per share was 1,096,069, 2,086,379 and 3,867,517 for the years 2011, 2010 and 2009, respectively.

r.	Accounting for stock-based compensation:

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

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model, which requires a number of assumptions and values restricted stock based on the market value of the underlying shares at the date of grant. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. Federal Reserve zero-coupon bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

s.	Fair value of financial instruments:

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

The following tables present assets and liabilities measured at fair value on a recurring basis at December 31, 2011 and 2010:

	2011
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Marketable securities:
Corporate debentures	$-	$202,834	$-	$202,834
U.S. Treasuries	-	19,482	-	19,482
U.S. Government agency debentures	-	10,748	-	10,748
Israeli Treasury Bills	-	125,067	-	125,067

Total marketable securities	$-	$358,131	$-	$358,131

Derivative assets	$-	$9,587	$-	$9,587

Derivative liabilities	$-	$(2,948)	$-	$(2,948)

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	2010
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Marketable securities:
Corporate debentures	$-	$349,327	$-	$349,327
U.S. Treasuries	-	18,948	-	18,948
U.S. Government agency debentures	-	32,985	-	32,985
Israeli Treasury Bills	-	152,412	-	152,412

Total marketable securities	$-	$553,672	$-	$553,672

Derivative assets	$-	$2,423	$-	$2,423

Derivative liabilities	$-	$(8,775)	$-	$(8,775)

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, short-term bank deposits, trade receivables and trade payables approximate their fair value due to the short-term maturities of such instruments.

t.	Legal contingencies:

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

u.	Advertising expenses:

Advertising expenses are charged to expense as incurred. Advertising expenses for the years 2011, 2010 and 2009 were $ 7,887, $ 6,969 and $ 5,883, respectively.

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

w.	Treasury shares:

The Company repurchases its ordinary shares from time to time on the open market or in other transactions and holds such shares as treasury shares. The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity.

x.	Recently issued accounting standards:

In September 2011, the Financial Accounting Standards Board, or FASB issued ASU 2011-08, Testing Goodwill for Impairment, codified in ASC 350 "Intangibles – Goodwill and Other". The revised accounting standard update intended to simplify how an entity tests goodwill for impairment. The amendment will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer will be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This accounting standard update will be effective for the Company beginning January 1, 2012. The Company does not expect the adoption of this new guidance to have a material impact on its financial statements.

In June 2011, the FASB issued ASU 2011-05 Presentation of Comprehensive Income, codified in ASC 220 "Comprehensive Income". The guidance requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance also eliminates the option to present the components of other comprehensive income as part of the statement of equity. In December 2011, the FASB issued ASU 2011-12, deferring the effective date for amendments outlined in ASU 2011-05. The Company is still evaluating whether to present other comprehensive income in a single continuous statement of comprehensive income or in two separate but consecutive statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, codified in ASC 820 "Fair Value Measurement". The guidance requires an entity to provide a consistent definition of fair value to ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements, and will become effective for the Company beginning January 1, 2012. The Company does not expect the adoption of this new guidance to have a material impact on its financial statements.

NOTE 3:-	SHORT TERM AND LONG TERM INVESTMENTS

Short-term and long-term investments include marketable securities in the amount of $ 358,131 and $ 553,672 as of December 31, 2011 and 2010, respectively and short term bank deposits in the amounts of $ 8 and $ 2 as of December 31, 2011 and 2010, respectively.

The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of available-for-sale marketable securities as of December 31, 2011 and 2010:

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Estimated fair value
	December 31,		December 31,		December 31,		December 31,
	2011	2010	2011	2010	2011	2010	2011	2010

Corporate debentures	$201,301	$347,114	$3,089	$3,402	$1,556	$1,189	$202,834	$349,327
U.S. Treasuries	18,302	18,075	1,180	873	-	-	19,482	18,948
U.S. Government agency debentures	10,709	32,996	40	40	1	51	10,748	32,985
Israeli Treasury Bills	124,679	152,451	388	5	-	44	125,067	152,412

	$354,991	$550,636	$4,697	$4,320	$1,557	$1,284	$358,131	$553,672

The scheduled maturities of available-for-sale marketable securities as of December 31, 2011 were as follows:

	Amortized	Estimated
	cost	fair value

Due within one year	$143,600	$143,995
Due after one year through five years	211,391	214,136

	$354,991	$358,131

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2011	2010

Government authorities	$17,495	$9,446
Interest receivable	11,513	5,114
Prepaid expenses	9,929	10,962
Other	5,004	6,402

	$43,941	$31,924

NOTE 5:-	INVENTORIES

	December 31,
	2011	2010

Raw materials	$2,120	$2,509
Work-in-progress	2,768	1,324
Finished goods	8,516	7,028

	$13,404	$10,861

NOTE 6:-	OTHER LONG-TERM ASSETS

	December 31,
	2011	2010

Investment in affiliate	$236	$236
Severance pay fund	21,405	22,986
Long-term deposits	2,183	2,227
Deferred tax assets	5,066	5,669

	$28,890	$31,118

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2011	2010
Cost:
Computers and peripheral equipment	$87,119	$73,714
Office furniture and equipment	15,583	14,596
Leasehold improvements	13,848	11,950
Vehicles	158	-

	116,708	100,260
Accumulated depreciation:
Computers and peripheral equipment	68,062	60,046
Office furniture and equipment	12,200	11,397
Leasehold improvements	8,091	6,803
Vehicles	56	-

	88,409	78,246

Depreciated cost	$28,299	$22,014

Depreciation expense totaled $ 12,959, $ 11,757 and $ 11,570 for the years 2011, 2010 and 2009, respectively.

NOTE 8:-	OTHER INTANGIBLE ASSETS, NET

a.	Definite-lived other intangible assets:

	December 31,
	2011	2010
Original amounts:
Core technology	$189,446	$147,083
Customer relationships and distribution network	150,162	133,080
Capitalized software development costs	11,217	10,691
Trademarks	15,469	8,927
Covenant not to compete	3,076	100

	369,370	299,881
Accumulated amortization:
Core technology	110,194	84,697
Customer relationships and distribution network	81,709	59,238
Capitalized software development costs	8,622	7,903
Trademarks	9,535	7,766
Covenant not to compete	1,157	15

	211,217	159,619

Other intangible assets, net	$158,153	$140,262

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	OTHER INTANGIBLE ASSETS, NET (Cont.)

b.	Amortization expense amounted to $ 52,574, $ 45,353 and $ 35,647 for the years 2011, 2010 and 2009, respectively.

c.	Estimated amortization expense (excluding amortization of capitalized software development costs):

For the year ended December 31,

2012	$52,881
2013	43,313
2014	26,947
2015	18,275
2016	10,147
2017 and thereafter	3,995

$155,558

d.	Indefinite-lived intangible assets consist of IPR&D in the amounts of $ 0 and $ 1,370 as of December 31, 2011 and 2010, respectively.

NOTE 9:-	GOODWILL

The changes in the carrying amount of goodwill allocated to reportable segments for the years ended December 31, 2011 and 2010 are as follows:

	Year ended December 31, 2011
	Customer Interactions Solutions	Security Solutions	Financial Crime and Compliance Solutions	Total

As of January 1, 2011	$214,805	$52,129	$260,680	$527,614

Acquisitions	79,719	6,275	-	85,994
Functional currency translation adjustments	(3,934)	(426)	(61)	(4,421)

As of December 31, 2011	$290,590	$57,978	$260,619	$609,187

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	GOODWILL (Cont.)

	Year ended December 31, 2010
	Customer Interactions Solutions	Security Solutions	Financial Crime and Compliance Solutions	Total

As of January 1, 2010	$191,027	$42,039	$261,432	$494,498

Acquisitions	22,576	9,825	-	32,401
Functional currency translation adjustments	1,202	265	(752)	715

As of December 31, 2010	$214,805	$52,129	$260,680	$527,614

NOTE 10:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2011	2010

Employees and payroll accruals	$59,713	$43,925
Accrued expenses	71,040	74,455
Government authorities	57,683	47,317
Other	1,936	946

	$190,372	$166,643

NOTE 11:-	DERIVATIVE INSTRUMENTS

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

The Company entered into derivative instrument arrangements to hedge a portion of anticipated New Israeli Shekel ("NIS") payroll payments, to hedge forecasted Euro payments received from construction-type contract net of Euro payments to sub-contractors and to hedge future anticipated payments relating to leasehold improvements. These derivative instruments are designated as cash flow hedges, as defined by ASC 815. The transactions to hedge salary payments and net receivables from construction-type contract are made on denominated amounts that are no greater than forecasted cash flows for salaries and benefits and forecasted net receivables from construction-type contracts according to the Company's budget and on the dates that the cash flows are expected to be paid or received. These transactions are effective and as a result, are recorded as payroll expenses or as cost of revenues, respectively, at the time that the hedged income/expense is recorded. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the line item associated with the hedged transaction in the period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in financial income (expense) in the period of change.

The Company also entered into forward contracts, to hedge Israeli Treasury Bills denominated in NIS against changes in U.S. dollar/NIS exchange rate fluctuations. These derivative instruments are also designated as cash flow hedges and accordingly are measured in fair value. The Company records the effective portion of any gain or loss in other comprehensive income and then reclassifies amounts from other comprehensive income to financial income (expense) to offset the foreign exchange earnings impact of the hedged available-for-sale securities.

	Notional amount		Fair value
	December 31,		December 31,
	2011	2010	2011	2010

Option contracts to hedge payroll expenses	$73,400	$58,000	$(2,920)	$2,423
Option contracts to hedge future anticipated payments relating to leasehold improvements	3,000	-	(28)	-
Forward contracts to hedge Israeli Treasury Bills	123,501	150,872	9,587	(8,775)

	$199,901	$208,872	$6,639	$(6,352)

The Company currently hedges its exposure to the variability in future cash flows for a maximum period of one year. At December 31, 2011, the Company expects to reclassify all of the net loss on derivative instruments in the amount of $ 3,172 from accumulated other comprehensive income to earnings during the next twelve months.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	DERIVATIVE INSTRUMENTS (Cont.)

The fair value of the Company's outstanding derivative instruments at December 31, 2011 and 2010 is summarized below:

		Fair value of derivative instruments
		December 31,
	Balance sheet location	2011	2010
Derivative assets:
Foreign exchange option contracts		$-	$2,425
Foreign exchange forward contracts		9,587	-

		$9,587	$2,425
Derivative liabilities:
Foreign exchange option contracts		$(2,948)	$(2)
Foreign exchange forward contracts		-	(8,775)

		$(2,948)	$(8,777)

Derivative assets	Other receivables and prepaid expenses	$9,587	$2,423
Derivative liabilities	Accrued expenses and other liabilities	$(2,948)	$(8,775)

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	DERIVATIVE INSTRUMENTS (Cont.)

The effect of derivative instruments in cash flow hedging relationship on income and other comprehensive income for the years ended December 31, 2011, 2010 and 2009 is summarized below:

	Amount of gain (loss) recognized in OCI on derivative (effective portion)
	Year ended December 31,
	2011	2010	2009
Derivatives in cash flow hedging relationship:
Foreign exchange option contracts	$2,929	$(3,193)	$(1,171)
Foreign exchange forward contracts	10,537	(893)	2,888

	$13,466	(4,086)	$1,717

	Statements	Amount of gain (loss) reclassified from OCI into income (expenses) (effective portion)
	of income	Year ended December 31,
	line item	2011	2010	2009
Derivative in cash flow hedging relationship:
Foreign exchange option contracts	Cost of revenues and operating expenses	$(1,930)	$(1,127)	$670
Foreign exchange forward contracts	Cost of revenues and operating expenses	-	51	(2,665)
Foreign exchange forward contracts	Financial income	9,902	(39)	-

		$7,972	$(1,115)	$(1,995)

The ineffective portion of the gain (loss) resulting from the change in fair value of a cash flow hedge for the years ended December 31, 2011, 2010 and 2009 amounted to $ 0, $ 38 and $ (30), respectively.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company leases office space, office equipment and various motor vehicles under operating leases.

1.	The Company's office space and office equipment are rented under several operating leases.

Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, were as follows:

2012	$15,800
2013	13,172
2014	12,059
2015	10,449
2016	10,201
2017 and thereafter	50,264

$111,945

Rent expenses for the years 2011, 2010 and 2009 were approximately $ 18,607, $ 16,202 and $ 14,808, respectively.

2.	The Company leases its motor vehicles under cancelable operating lease agreements.

The minimum payment under these operating leases, upon cancellation of these lease agreements was $ 1,297 as of December 31, 2011.

Lease expenses for motor vehicles for the years 2011, 2010 and 2009 were $ 5,707, $ 5,507 and $ 5,249, respectively.

b.	Other commitments:

The Company is obligated under certain agreements with its suppliers to purchase goods and under an agreement with its manufacturing subcontractor to purchase projected inventory and excess inventory. Non cancelable obligations, net of provisions, as of December 31, 2011, were $ 2,073. These obligations will be fulfilled during 2012.

The Company is also obligated under certain agreements with its suppliers to purchase licenses and hosting services. Non cancelable obligations as of December 31, 2011, were $ 1,064.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Legal proceedings:

1.
In December 2006, Calyon Corporate and Investment Bank ("Calyon") filed a suit against the Company in the District Court of Tel Aviv, demanding repayment of $ 648 plus accrued interest, for a total amount of $ 740. The Company deducted this amount in January 2004 from a payment transferred in connection with the acquisition of Thales Contact Solutions ("TCS"). The Company had notified TCS in 2004 that it had set off such amount with respect to an overdue payment by TCS to the Company. The dispute was submitted to mediation, however the mediation process failed and the proceedings were returned to the District Court of Tel Aviv. A trial was held on September 11, 2011, and the parties submitted their written summations and now await the Court’s decision. The Company is currently unable to evaluate the probability of a favorable or unfavorable outcome.

2.
On September 16, 2009, Fair Isaac Corporation ("FICO") filed a claim in the United States District Court for the District of Delaware against Actimize Inc. and the Company, claiming that Actimize and the Company are infringing two U.S. patents. These patents cover various aspects of fraud detection. FICO requested damages and an injunction. On December 17, 2009, the parties agreed to dismiss the Company from the action. On December 21, 2009, Actimize filed a response and counterclaims. On January 25, 2010, Actimize filed an amended response and counterclaims. On January 25, 2011, FICO filed a first amended complaint, adding new allegations of infringement of two additional U.S. patents and allegations of willful infringement. The parties are currently engaged in fact discovery. A ten-day jury trial is scheduled for January 28, 2013. On January 18, 2012, the parties both agreed to the Court’s proposed terms of settlement, and a negotiated settlement agreement is due to be presented to the Court by the parties by April 23, 2012. See also 7 below.

3.
On March 10, 2010, Nuvation Research Corporation ("Nuvation") filed a lawsuit against the Company with the Supreme Court of the State of New York. The lawsuit alleges, among others, that the Company breached a contract for design and development with Nuvation and defrauded Nuvation. Nuvation is claiming damages in a total amount of $ 8,000. On May 3, 2010, the Company filed an Answer and Counterclaim against Nuvation, denying the allegations and further claiming that the Company had the right to terminate its contract with Nuvation, and that as a consequence of the termination, the Company sustained damages in the amount of $ 5,000. On or about September 19, 2011, the parties reached an agreement in principle to settle the dispute through binding arbitration/mediation. The parties had a one-day arbitration/mediation on March 14, 2012 and are awaiting the arbitrator's decision. See also 7 below.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

4.
On July 15, 2010, Tal-Yam Engineering Projects Management and Initiation ("Tal-Yam") filed a suit against the Company in the Tel Aviv Magistrate's Court. The suit alleges a breach of contract due to failure to pay for services rendered to the Company. Tal-Yam is seeking damages in the amount of approximately NIS 1.0 million (approximately $ 262) and disclosure of certain invoices and related documentation. The Company submitted its statement of defense on October 24, 2010. The parties participated in mediation proceedings under Israeli Law that were not successful. Pre-trial proceedings are currently taking place. At this preliminary stage of the proceedings, the Company is unable to evaluate the probability of a favorable or unfavorable outcome.

5.	Labor disputes:

On October 15, 2007, a former employee of Actimize Ltd., a wholly owned subsidiary of the Company, filed a claim with the Tel Aviv District Labor Court, seeking a declaration, that he is entitled to 0.5% of the outstanding share capital of Actimize Ltd. The preliminary stages of the claim ended and the parties submitted their testimonies by way of written affidavits. The hearing and cross-examination of the testimonies took place on June 16 and June 23, 2010. On July 31, 2011, the court ruled in favor of Actimize, dismissing all claims filed by the former employee and ordering him to pay expenses.

On August 20, 2010, a former employee of IEX Corp., a wholly owned subsidiary of the Company filed a complaint with the District Court of the Northern District of Illinois, alleging that the Company and IEX Corp. engaged in prohibited discrimination in terminating his employment. The case was settled during April 2011 and the matter is no longer pending.

6.
The Company is involved in various other legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

7.	The Company accrued a liability for all legal proceedings where the loss is considered probable and the amount can be reasonably estimated. The amount accrued at December 31, 2011 was immaterial.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rates in Israel:

Taxable income of Israeli companies is subject to tax at the rate of 26% in 2009, 25% in 2010, 24% in 2011 and 25% in 2012 and onwards.

2.	Tax benefits under the Israel Law for the Encouragement of Capital Investments, 1959 ("the Law"):

Various industrial projects of NICE and its Israeli subsidiary have been granted "Approved Enterprise" and "Privileged Enterprise" status, which provides certain benefits, including tax exemptions and reduced tax rates. Income not eligible for Approved Enterprise and Privileged Enterprise benefits is taxed at a regular rate.

In the event of distribution of dividends from the said tax-exempt income, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise's income. The tax-exempt income attributable to the "Approved Enterprise" programs mentioned above can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of NICE or its Israeli subsidiary. Tax-exempt income generated under the Company's Privileged Enterprise program will be subject to taxes upon dividend distribution (which includes the repurchase of the Company's shares) or complete liquidation.

The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the Law and regulations published thereunder. Should the Company fail to meet such requirements in the future, income attributable to its Approved Enterprise and Privileged Enterprise programs could be subject to the statutory Israeli corporate tax rate and the Company could be required to refund a portion of the tax benefits already received, with respect to such programs. As of December 31, 2011, management believes that the Company is in compliance with all the conditions required by the Law.

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

As of December 31, 2011, approximately $ 284,000 is tax-exempt attributable to its various Approved and Privileged Enterprise programs. If such tax exempt income is distributed (other than in respect of the Approved Enterprise programs upon the complete liquidation of the Company), it would be taxed at the reduced corporate tax rate applicable to such profits (between 10%-25%) and an income tax liability of approximately $ 56,000 would be incurred as of December 31, 2011.

During December 2010, the Law for Economic Policy for 2011 and 2012 (Amended Legislation) was passed, and among other things, amended the Law, ("the Amendment") effective January 1, 2011. According to the Amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the Amendment and from then on it will be subject to the amended tax rates as follows: 2011 and 2012 - 15%, 2013 and 2014 - 12.5% and in 2015 and thereafter - 12%.

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

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence. Neither Israeli income taxes, foreign withholding taxes nor deferred income taxes were provided in relation to undistributed earnings of the Company's foreign subsidiaries. This is because the Company has the intent and ability to reinvest these earnings indefinitely in the foreign subsidiaries and therefore those earnings are continually redeployed in those jurisdictions. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

c.	Net operating loss carryforward:

As of December 31, 2011, certain subsidiaries had tax loss carry-forwards totaling approximately $ 122,500 which can be carried forward and offset against taxable income with expiration dates ranging from 2012 and onwards. Approximately $ 77,300 of these carry-forward tax losses have no expiration date. The balance expires between 2012 and 2029.

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

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2011	2010
Deferred tax assets:
Net operating losses carryforward	$30,164	$32,294
Acquired intangibles	1,573	2,277
Share based payments	7,037	7,423
Other	8,400	6,995

Deferred tax assets before valuation allowance	47,174	48,989
Valuation allowance	(19,987)	(21,365)

Deferred tax assets	27,187	27,624

Deferred tax liabilities:
Acquired intangibles	(39,742)	(35,281)

Deferred tax liabilities, net	$(12,555)	$(7,657)

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

	December 31,
	2011	2010

Current deferred tax assets	$10,405	$6,798
Long-term deferred tax assets	5,066	5,669
Current deferred tax liabilities	(260)	(419)
Long-term deferred tax liabilities	(27,766)	(19,705)

Deferred tax liabilities, net	$(12,555)	$(7,657)

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

e.	A reconciliation of the Company's effective tax rate to the statutory tax rate in Israel is as follows:

	Year ended December 31,
	2011	2010	2009

Income before taxes on income, as reported in the consolidated statements of income	$68,884	$58,033	$45,796

Statutory tax rate in Israel	24%	25%	26%
Approved and Privileged Enterprise benefits *)	(8.9)%	(9.8)%	(10.1)%
Changes in valuation allowance	(0.5)%	(2.5)%	0.1%
Earnings taxed under foreign law	1.9%	0.3%	(4.5)%
Other	0.4%	3.1%	(4.9)%

Effective tax rate	16.9%	16.1%	6.6%

*) Net earnings per ordinary share - amounts of the benefit resulting from the "Approved and Privileged Enterprise" status
Basic	$0.10	$0.09	$0.08

Diluted	$0.10	$0.09	$0.07

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

f.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2011	2010	2009
Domestic	$46,093	$38,404	$37,976
Foreign	22,791	19,629	7,820

	$68,884	$58,033	$45,796

g.	Taxes on income are comprised as follows:

Current	$20,371	$14,239	$10,024
Deferred	(8,750)	(4,913)	(6,984)

	$11,621	$9,326	$3,040

Domestic	$4,999	$4,180	$4,255
Foreign	6,622	5,146	(1,215)

	$11,621	$9,326	$3,040

h.	Uncertain tax positions:

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2011	2010

Uncertain tax positions, beginning of year	$36,029	$31,896
Uncertain tax positions acquired during the year	-	294
Increases in tax positions for prior years	936	-
Decreases in tax positions for prior years	-	(305)
Increases in tax positions for current year	7,448	8,716
Settlements	(978)	(4,572)

Uncertain tax positions, end of year	$43,435	$36,029

Unrecognized tax benefits included $ 43,275 of tax benefits, which if recognized, would reduce the Company's annual effective tax rate. The Company has further accrued $ 2,227 due to interest related to uncertain tax positions as of December 31, 2011.

As of December 31, 2011, the Company is subject to Israeli income tax audits for the tax years 2006 through 2011, to U.S. federal income tax audits for the tax years of 2003 through 2011 and to other income tax audits for the tax years of 2006 through 2011.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY

a.	The ordinary shares of the Company are traded on the Tel-Aviv Stock Exchange and its American Depositary Shares ("ADS's") are traded on NASDAQ.

b.	Share option plans:

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

Pursuant to the terms of the acquisitions of Actimize Ltd., Orsus Solutions Ltd, e-Glue Software Technologies Inc. and Fizzback, the Company assumed or replaced unvested options, Restricted Stock Awards ("RSA's") and Restricted Stock Units (“RSU's”) and converted them into NICE options, RSA's and RSU's, based on the agreed exchange ratio. Each assumed option, RSA and RSU is subject to the same terms and conditions, including vesting and timing of exercisability, as applied to any such option, RSA and RSU immediately prior to the acquisition.

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

Generally, under the terms of the 2008 Plan, 25% of an Award granted become exercisable on the first anniversary of the date of grant and 6.25% become exercisable once every quarter during the subsequent three years. Specifically with respect to restricted share units and par value options, unless determined otherwise by the Board of Directors, 25% of the restricted share units granted become vested on each of the four consecutive annual anniversaries following the date of grant. Awards with a vesting period expire six years after the date of grant. The 2008 Plan provides that the maximum number of shares that may be subject to Awards granted under the 2008 Plan shall be an amount per calendar year, equal to 3.5% of the Company's issued and outstanding share capital as of December 31 of the preceding calendar year. Such amount is reset for each calendar year.

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

The fair value of the Company's stock options granted to employees and directors for the years ended December 31, 2011, 2010 and 2009 was estimated using the following assumptions:

	2011	2010	2009

Expected volatility	34.3%-43.8%	42.8%-48.4%	42.6%-47.7%
Weighted average volatility	43.02%	43.7%	44.7%
Risk free interest rate	0.2%-1.3%	0.8%-1.8%	1.2%-2.1%
Expected dividend	0%	0%	0%
Expected term (in years)	2.5-3.7	2.5-3.7	2.5-3.7

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of the Company's stock options activity and related information for the year ended December 31, 2011, is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2011	5,227,075	$22.69	4.15	$63,863
Granted	1,173,178	$19.38
Assumed	148,392	$0.46
Exercised	(1,291,535)	$20.16
Forfeited	(258,317)	$19.86
Cancelled	(15,252)	$31.76

Outstanding at December 31, 2011	4,983,541	$22.01	4.09	$62,049

Exercisable at December 31, 2011	1,940,390	$25.46	3.10	$17,515

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

The weighted-average grant-date fair value of options granted during the years 2011, 2010 and 2009 was $ 17.99, $ 14.58 and $ 10.43, respectively.

The total intrinsic value of options exercised during the years 2011, 2010 and 2009 was $ 19,295, $ 15,294 and $ 13,457, respectively.

The options outstanding under the Company's stock option plans as of December 31, 2011 have been separated into ranges of exercise price as follows:

					Weighted
	Options	Weighted		Options	average
	outstanding	average	Weighted	exercisable	exercise
	as of	remaining	average	as of	price of
Ranges of	December 31,	contractual	exercise	December 31,	options
exercise price	2011	Term	price	2011	exercisable
		(Years)	$		$

$0.02	828	1.66	0.02	828	0.02
$0.26	1,090,915	4.95	0.26	168,955	0.26
$0.69	51,831	5.82	0.69	3,577	0.69
$2.89	7,552	1.66	2.89	7,552	2.89
$6.00-6.87	30,050	1.66	6.57	30,050	6.57
$12.65-14.60	53,460	1.66	14.21	53,460	14.21
$21.76-32.31	3,253,516	3.96	28.14	1,401,906	27.78
$32.92-34.78	495,389	3.24	34.02	274,062	34.40

	4,983,541	4.09	22.01	1,940,390	25.46

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of the Company's Restricted Stock Awards ("RSA") activity and related information for the year ended December 31, 2011, is as follows:

	Number of RSA	Weighted average exercise price

Outstanding at January 1, 2011	6,027	$2.07
Vested	(5,988)	$2.08
Forfeited	(39)	$0.02

Outstanding at December 31, 2011	-	$-

A summary of the Company's Restricted Stock Units ("RSU") activity and related information for the year ended December 31, 2011, is as follows:

	Number of RSU	Weighted average exercise price *)
Outstanding at January 1, 2011	421,579	NIS	1
Issued	250,708	NIS	1
Assumed	17,303	NIS	1
Vested	(106,144)	NIS	1
Forfeited	(57,946)	NIS	1

Outstanding at December 31, 2011	525,500	NIS	1

*)	Weighted average exercise price is NIS 1 (par value) which represents approximately $ 0.26.

As of December 31, 2011, there was approximately $ 39,487 of unrecognized compensation expense related to non-vested stock options and restricted stock awards, expected to be recognized over four years.

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

During 2011, 2010 and 2009, employees purchased 16,582, 16,537 and 17,331 shares at average prices of $ 33.88, $ 26.38 and $ 21.59 per share, respectively.

d.	Treasury shares:

On February 15, 2011 and on November 2, 2011, the board of directors of the Company authorized a program to repurchase up to $ 100,000 and an additional $ 100,000, respectively of the Company's issued and outstanding ordinary shares and ADRs. Repurchases may be made from time to time in the open market or in privately negotiated transactions and will be in accordance with applicable securities laws and regulations. The timing and amount of the repurchase transactions will be determined by management and may depend on a variety of factors, including market conditions, alternative investment opportunities and other considerations. The program does not obligate the Company to acquire any particular amount of ordinary shares and ADRs and the program may be modified or discontinued at any time without prior notice.

e.	Dividends:

Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel may be converted to dollars on the basis of the exchange rate prevailing at the date of the conversion. The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 15:-	REPORTABLE SEGMENTS AND GEOGRAPHICAL INFORMATION

a.	Reportable segments:

The Company operates in three operation-based segments: Customer Interactions Solutions, Security Solutions and Financial Crime and Compliance Solutions and these three segments comprise its reporting units.

Each of the operational segments is overseen by their respective segment managers. The segment managers report directly to the Chief Operating Decision Maker ("CODM") with respect to their operating results.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	REPORTABLE SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

The Company's segments are engaged in business activities for which they earn revenues and incur expenses, their results are reviewed by the CODM and discrete financial information is available.

The following tables present the financial information of the Company's reportable segments.

	Year ended December 31, 2011
	Customer Interactions Solutions	Security Solutions	Financial Crime and Compliance Solutions	Not allocated	Total

Revenues	$477,572	$191,852	$124,407	$-	$793,831

Operating income (loss)	$141,771	$33,926	$(6,662)	$(110,007)	$59,028

	Year ended December 31, 2010
	Customer Interactions Solutions	Security Solutions	Financial Crime and Compliance Solutions	Not allocated	Total

Revenues	$403,940	$165,998	$119,513	$-	$689,451

Operating income (loss)	$126,537	$15,515	$71	$(93,071)	$49,052

	Year ended December 31, 2009
	Customer Interactions Solutions	Security Solutions	Financial Crime and Compliance Solutions	Not allocated	Total

Revenues	$363,576	$147,863	$71,676	$-	$583,115

Operating income (loss)	$117,648	$29,996	$(15,733)	$(93,712)	$38,199

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	REPORTABLE SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

The following presents long-lived assets of December 31, 2011 and 2010, based on operational segments:

	December 31,
	2011	2010

Customer Interactions Solutions	14,535	10,464
Security Solutions	4,533	4,109
Financial Crime and Compliance Solutions	7,319	5,997
Non-allocated	1,912	1,444

	28,299	22,014

b.	Geographical information:

Total revenues from external customers on the basis of the Company's geographical areas are as follows:

	Year ended December 31,
	2011	2010	2009

Americas	$499,162	$429,889	$365,817
EMEA *)	196,640	182,805	150,373
APAC **)	98,029	76,757	66,925

	$793,831	$689,451	$583,115

*)	Includes Europe, the Middle East (including Israel) and Africa.
**)	Includes Asia Pacific.

The following presents long-lived assets of December 31, 2011 and 2010, based on geographical segments:

	December 31,
	2011	2010

Americas	$7,735	$5,955
EMEA	19,019	15,227
APAC	1,545	832

	$28,299	$22,014

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SELECTED STATEMENTS OF INCOME DATA

a.	Research and development costs, net:

	Year ended December 31,
	2011	2010	2009

Total costs	$113,671	$102,208	$82,463
Less - grants and participations	(3,394)	(3,814)	(3,766)
Less - capitalization of software development costs	(1,150)	(1,311)	(1,315)

	$109,127	$97,083	$77,382

b.	Financial income and other, net:

	Year ended December 31,
	2011	2010	2009
Financial income:
Interest and amortization/accretion of premium/discount on marketable securities	$8,357	$8,889	$9,076
Gain on forward contracts	9,902	-	-
Realized gain on marketable securities	1,124	1,435	984
Interest	3,154	1,787	1,962
Foreign currency translation	1,725	927	1,283

	24,262	13,038	13,305
Financial expenses:
Realized loss on marketable securities	(333)	(238)	(1,062)
Interest	(930)	(250)	(705)
Foreign currency translation	(11,872)	(2,109)	(2,672)
Other	(1,109)	(1,306)	(1,154)

	(14,244)	(3,903)	(5,593)

Other expenses, net	(162)	(154)	(115)

	$9,856	$8,981	$7,597

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SELECTED STATEMENTS OF INCOME DATA (Cont.)

c.	Net earnings per share:

The following table sets forth the computation of basic and diluted net earnings per share:

1.	Numerator:

	Year ended December 31,
	2011	2010	2009

Net income available to ordinary shareholders	$57,263	$48,707	$42,756

2.	Denominator (in thousands):

	Year ended December 31,
	2011	2010	2009

Denominator for basic net earnings per share -
Weighted average number of shares	62,924	62,652	61,395
Effect of dilutive securities:
Add - employee stock options and RSU	1,317	1,480	1,095

Denominator for diluted net earnings per share - adjusted weighted average shares	64,241	64,132	62,490

NOTE 17:-	SUBSEQUENT EVENTS

On February 7, 2012, the Company completed the acquisition of all of the outstanding shares of Merced Systems, Inc. ("Merced"), a leading provider of performance management solutions that drive business execution in sales and service functions. The Company acquired Merced for a total consideration of approximately $ 150,000, net of cash acquired (approximately $ 22,000). The Company will pay Merced an additional amount of up to $ 20,000 in cash subject to Merced meeting certain performance targets. It is expected that integrating Merced's and the Company’s capabilities will create a closed-loop Performance Management solution.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NICE-SYSTEMS LTD.

By:	/s/ Zeev Bregman
Zeev Bregman
President and Chief Executive Officer

Date:  March 29, 2012