Form 20-F
period 2012-12-31
NICE SYSTEMS LTD
filed 2013-03-25
CIK 1003935

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

22 Zarchin Street, P.O. Box 690, Ra’anana 43107, Israel

(Address of principal executive offices)

Dafna Gruber, +972-9-7753151, dafna.gruber@nice.com,
22 Zarchin Street, P.O. Box 690, Ra’anana 43107, Israel

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 60,248,699 Ordinary Shares, par value NIS 1.00 per share (which excludes 6,097,420 treasury shares and 26,746 treasury shares resulting from cancelled restricted shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

In this annual report, all references to “NICE,” “we,” “us” or “our” are to NICE-Systems Ltd., a company organized under the laws of the State of Israel, and its wholly owned subsidiaries. For a list of our significant subsidiaries, please refer to page 53 of this annual report.

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

PART I

Item 1.                 Identity of Directors, Senior Management and Advisers.

Not Applicable.

Item 2.                 Offer Statistics and Expected Timetable.

Not Applicable.

Item 3.                 Key Information.

Selected Financial Data

The following selected consolidated balance sheets data as of December 31, 2011 and 2012 and the selected consolidated statements of income data for the years ended December 31, 2010, 2011 and 2012 have been derived from our audited Consolidated Financial Statements. These financial statements have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP, and audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The selected consolidated statements of income data as of December 31, 2008, and 2009 and the selected consolidated balance sheet data for the years ended December 31, 2008, 2009 and 2010 have been derived from other Consolidated Financial Statements not included in this annual report and have also been prepared in accordance with U.S. GAAP and audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and notes thereto and other financial information included elsewhere in this annual report.

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(U.S. dollars in thousands, except per share data)
OPERATING DATA:
Revenues
Products	$351,680	$281,783	$325, 429	$355,760	$369,381
Services	272,482	301,332	364,022	438,071	509,631
Total revenues	624,162	583,115	689,451	793,831	879,012
Cost of revenues
Products	95,861	88,030	107,190	116,256	122,917
Services	142,885	149,175	161,885	191,049	228,306
Total cost of revenues	238,746	237,205	269,075	307,305	351,223
Gross profit	385,416	345,910	420,376	486,526	527,789
Operating expenses:
Research and development, net	78,445	77,382	97,083	109,127	121,387
Selling and marketing	147,879	141,526	178,407	199,044	230,162
General and administrative	97,378	72,791	76,345	95,650	96,134
Amortization of acquired intangible assets	14,493	16,012	19,489	23,677	32,590
Restructuring expenses	-	-	-	-	1,884
Settlement and related expenses	9,870	-	-	-	-
Total operating expenses	348,065	307,711	371,324	427,498	482,157
Operating income	37,351	38,199	49,052	59,028	45,632
Financial income, net	11,644	8,094	9,339	10,783	6,738
Other expenses, net	(53)	(115)	(154)	(162)	1,530
Income before taxes on income	48,942	46,178	58,237	69,649	53,900
Taxes on income	9,835	3,422	9,530	12,386	(13,994)
Net income	39,107	42,756	48,707	57,263	67,894

Basic earnings per share	$0.65	$0.70	$0.78	$0.91	$1.11
Weighted average number of shares used in computing basic earnings per share (in thousands)	60,088	61,395	62,652	62,924	60,905
Diluted earnings per share	$0.64	$0.68	$0.76	$0.89	$1.09

Weighted average number of shares used in computing diluted earnings per share (in thousands)	61,268	62,490	64,132	64,241	62,261

	At December 31,
	2008	2009	2010	2011	2012

BALANCE SHEET DATA:
Working capital	$217,511	$184,460	$173,909	$173,543	$137,635
Total assets	1, 283,015	1,399,677	1,534,418	1,581,836	1,660,945
Shareholders’ equity	970,822	1,062,754	1,160,760	1,158,644	1,191,088

Risk Factors

General Risks Relating to Our Business

We depend on the success of our recording solutions.

Our recording solutions are based on a computer telephony integrated multi-channel voice recording and retrieval system. We are dependent on the success of our recording solutions to maintain profitability. Our recording solutions currently generate, and in recent years have generated, a large portion of our revenues, and we will continue to be dependent on the sales of our recording solutions in the next several years.  However, there can be no assurance that the recording market will continue to grow. Also, switch manufacturers, such as Avaya Inc. (Avaya) and Cisco Systems Inc. (Cisco), offer various types of recording solutions, which could result in a significant decline in sales of our recording solutions, which could also result in a decline in sales of related applications, or a significant decrease in the profit margin on such solutions, that could have a material adverse effect on our business, financial condition or results of operations.

In addition, the trend of customers of enterprises moving from voice to other means of communication with the enterprise (such as e-mail, instant messaging and chat), may result in a reduction in the demand for our voice recording platform and applications. Furthermore, if such trend continues, our customers may cease to record voice and switch to recording other means of communication. This may have a material adverse effect on our business, financial condition or results of operations.

If we fail to successfully compete with infrastructure vendors, such failure may materially adversely affect our financial results.

The economic climate has forced many organizations to reassess their contact center solutions’ infrastructure. For the contact center, the enterprise and the remote and mobile workforce, an all-in-one contact center platform may be a preferred alternative to a multi-point system, as it may result in a reduction in the Total Cost of Ownership (TCO) and the enablement of new cross systems business processes. Although we may benefit from this trend, at the same time, we are observing that there are infrastructure players, for the most part, telephony or switch vendors, that are potentially looking to introduce a “contact center in a box” type of solution that will include features and functionality currently supplied by us, in addition to the infrastructures supplied by such vendors. With the emergence of this trend, and in the event that we are not able to create an integrated experience for our customers in the form of an integrated suite, we may be faced with a new type of competition, which could have a material adverse effect on our business, financial condition or results of operations.

If we fail to develop or maintain relationships with existing and new distribution channels, such failure may materially adversely affect our financial results.

We have agreements in place with many distributors, dealers and resellers to market and sell our products and services in addition to our direct sales force. Moreover, in certain regions, such as Japan, Russia, and the Nordic countries, we only work through such partners. Our financial results could be materially adversely affected if our contracts with distribution channel partners or our other partners were terminated, if our relationship with our distribution channel partners or our other partners were to deteriorate or if the financial condition of our distribution channel partners or our other partners were to weaken.

As our market opportunities change, our reliance on particular distribution channels may increase, which may negatively impact our gross margins. There can be no assurance that we will be successful in maintaining or expanding these channels. If we are not successful, we may lose sales opportunities, customers and market share.

If we fail to develop or maintain relationships with existing and new key strategic partners, such failure may materially adversely affect our financial results.

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

As our market opportunities change, our reliance on particular strategic partners may increase, which may negatively impact our gross margins. There can be no assurance that we will be successful in maintaining or expanding these partnerships. If we are not successful, we may lose sales opportunities, customers and market share.

Risks associated with direct competition from our global distribution or strategic partnership channels may materially adversely affect our financial results.

Our current distribution channel partners or our strategic partners may decide to enter into our markets in competition with us, which will likely result in the termination of our relationship and may lead to a significant reduction in sales through related channels.

A portion of our strategic partners are suppliers of telecommunication infrastructure equipment. If our competitors decide to end the relationship and expand their product offering to compete with us, this may result in a significant reduction of sales made by such strategic partners, as well as to customers who use such partners’ infrastructure or work in their environment.

Some of our channels have made changes in their business models over the last couple of years, including the sale of branded products, which are currently based on their relationships with our competitors, as well as other sources. Such channels’ offerings of telephony solutions, including by way of bundling the products of our largest competitor, is in direct competition with our offering, and is directed at the market also served by them and NICE together. While these channels continue to also sell and support NICE products, their focus on selling their own branded suites may continue to change the scope and nature of our relationship with them or result in the termination of such relationship, and therefore result in the displacement of NICE’s offering. In addition, these channels may further their direct competition with us by offering recording as a standard functionality in the telephony infrastructure systems (recording at the switch).  All of the above factors may have a substantial negative impact on our business and our relationship with these channels, and may result in a significant reduction of our sales.

As a result of all of these factors, including our inability to maintain our relationship with these channels, such as Avaya, on the one hand (for example, by entering into subsequent commercial agreements with Avaya), and the competition by them on the other hand, we may sustain loss of sales opportunities, customers and market share, which may have a material adverse effect on our business, financial condition or results of operations.

We depend on Avaya’s installation base for a significant portion of our recurring sales.

We sell our products, either directly or through our other distribution channels, to customers who use Avaya’s infrastructure or operate in Avaya’s environment. To the extent that Avaya does not allow or support the integration of our products with its infrastructure or products or uses other means to prevent us from selling our products to such customers (some of our largest customers currently use Avaya for their contact center infrastructure), we may experience a reduction in sales to these customers, which is broader than Avaya’s direct business with us. This could, of course, influence our ability to continue rendering maintenance services and other services and generate recurring sales to these customers. As a result, we may sustain loss of customers and market share, which may have a material adverse effect on our business, financial condition, or results of operation.

We depend on a small number of significant customers.

While no single customer of ours accounted for more than 5% of revenues in 2012, we do have a small number of significant customers in each sector of our business, each of which could be material to a particular area of our business. We expect that sales of our products and services to relatively few significant customers could continue to account for a substantial percentage of our sales in the foreseeable future. There can be no assurance that we will be able to retain these key customers or that such customers will not cancel purchase orders, reschedule, or decrease their level of purchases. Loss, cancellation or deferral of business to such customers could have a material adverse effect on our business and operating results.

We face risks relating to large projects.

Some of the customer projects for which we offer our security products, solutions and related services are growing in size. The larger and more complex such projects are, the greater the risks associated with such projects. These risks may include our exposure to penalties and liabilities resulting from a breach of contract, our ability to fully integrate our products with third party products, and a risk of failure due to a combination of various technologies and complex environments. In some of these projects we are highly dependent upon prime-contractors and subcontractors for various planning aspects, solution development, integration, delivery and the successful and timely completion of such projects. Also, we may be held liable for the failure of our subcontractors, from whom we may have no recourse. In addition, there may be more fluctuations in cash collection and revenue recognition with respect to such projects.

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

We sell our products and solutions throughout the world and intend to continue to increase our penetration of international markets. In 2010, approximately 98% of our total sales were derived from sales to customers outside of Israel. In 2011 and 2012 approximately 99% of our total sales were derived from sales to customers outside of Israel. Our future results could be materially adversely affected by a variety of factors relating to international transactions, including:

•	governmental controls and regulations, including import or export license requirements, trade protection measures and changes in tariffs;

•	compliance with applicable laws and regulations in the various jurisdictions, including the Foreign Corrupt Practices Act and similar laws and regulations in other jurisdictions;

•	changes in tax laws or practices;

•	changes in foreign currency exchange rates;

•	longer payment cycles in certain countries in our geographic areas of operations; and

•	general difficulties in managing our global operations.

Changes in the political or economic environments in the countries in which we operate, particularly in emerging markets, as well as the impact of economic conditions on underlying demand for our products and services could have a material adverse effect on our financial condition, results of operations and cash flows.

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

As part of our growth strategy, we have made a number of acquisitions over the past few years, including a total of nine acquisitions during the years 2010 through 2012 (see Item 5, “Operating and Financial Review and Prospects—Recent Acquisitions” in this annual report), and expect to continue to make acquisitions. We frequently evaluate the tactical or strategic opportunity available related to complementary businesses, products or technologies. The process of integrating an acquired company’s business into our operations and/or of investing in new technologies, may result in unforeseen operating difficulties and large expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business, and which may result in the loss of key customers and/or personnel and expose us to unanticipated liabilities.

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

We may not be able to sustain growth.

We cannot assure you that we will be able to sustain our growth in future years. The increasing proportion of advanced software applications in our overall sales mix might not compensate for the slowing growth rates of our recording solutions and other more mature products. In addition, our new solutions might not achieve wide market acceptance, and therefore might fail to support revenues growth. The failure to successfully implement our growth strategy could affect our ability to sustain growth and could materially adversely affect our results of operations.

Our shift towards advanced software applications could adversely affect our business.

Historically we have supplied the hardware and some software for implementing multimedia recording solutions. Our shift towards providing advanced software applications and a multi-product offering has required and will continue to require substantial investment and change in our business model, including the move to a more direct sales and service model, including customer installations. This requires, among other things, the continuous evolution of our sales force, maintenance and support offerings, manpower, research and development, and customer installation methods,  as well as our route to market. Our customers’ end-users are changing and therefore we need to expand our relationships and brand recognition within our customer base. While this new business model has so far affected our business positively in terms of growth and profitability, it leads to longer sales cycles and higher customization requirements. In addition, the sale of a multi-product offering is usually subject to a prolonged process of product testing and acceptance only once all components of the product offering are proven to be working together as a complete system. The sale of advanced software applications is also subject to prolonged processes of customization, implementation and testing. Therefore, the increasing proportion of advanced software applications in our overall sales mix leads to a longer period between the time we "book" an order and the time we recognize the revenue from such orders. All of the above factors could result in a delay in revenue recognition and materially adversely affect our results of operations.

Our failure to adequately adapt to IT industry trends and customers' consolidation could negatively impact our future operating results.

Technological trends, such as the evaluation of virtualization technologies, the need for IT efficiency (converting IT costs from capital expenses to operating expenses) and the increased demand for business agility are all contributing to the move of cloud computing into the mainstream.

If enterprise customers embrace cloud computing, it will change the way they source business solutions, preferring Hosted and cloud-based Software-as-a-Service (or SaaS). Although we are adapting and evolving our delivery options to include on-premise, Hosted, cloud-based SaaS, or blended-hybrid deployment offerings, we may not be able to timely and adequately meet customer needs, which could have an adverse effect on our business, financial condition and results of operations. Furthermore, the business model of SaaS differs from the business model for the sale of products and services, and could, as a result, impact our revenues and cash generation. In addition, cloud computing could make it easier for new competitors (such as telecom carriers) to enter our markets due to the lower up-front technology costs. Such increased competition is likely to heighten the pressure to decrease pricing. Such increased competition and the above-mentioned change in business model may negatively impact our revenues.

Furthermore, some of our enterprise customers have increased in size, partly due to consolidation in the financial market. If our technology is not scalable enough to support these changes, it may have a material adverse effect on our business, financial condition and results of operation.

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

The sales cycle for our products and services is variable, typically ranging between a few weeks to several months from initial contact with the potential client to the signing of a contract.  Frequently, sales orders accumulate towards the latter part of a given quarter. In addition, our revenues are typically highest in the fourth quarter and lowest in the first quarter.  We believe this seasonality is typical for many software companies and that it may become more pronounced as the proportion of advanced software applications in our overall sales mix continues to increase.  Looking forward, given the lead-time required by our contract manufacturer, if a large portion of sales orders are received late in the quarter, we may not be able to deliver products within the quarter and thus such sales will be deferred to a future quarter.  There can be no assurance that such deferrals will result in sales in the near term, or at all.  Thus, delays in executing client orders may affect our revenue and cause our operating results to vary widely.  Additionally, as a high percentage of our expenses, particularly employee compensation, are relatively fixed, a variation in the level of sales, especially at or near the end of any quarter, may have a material adverse impact on our quarterly operating results.

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

Historically, our revenues have reflected seasonal fluctuations related to slower spending activities in the first quarter, and the increased activity related to the year-end purchasing cycles of many users of our products.  We believe that we will continue to encounter quarter-to-quarter seasonality, especially given the increasing proportion of advanced software applications in our overall sales mix. Moreover, we typically enter into a significant number of transactions in the last week of a given quarter. As a result, transactions that do not meet all the recognition criteria of that quarter may only be recognized in the following quarter, which may have an adverse impact on the booking and revenues in the quarter in which such transactions were entered into.

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

We generally provide our expectations as to future revenues in the coming quarters and year. These expectations are based on management estimation and expectation, the existing backlog and an analysis of assumptions and assessments that may not materialize or end up being inaccurate. We might not meet our expectations or those of industry analysts in a particular future quarter, including as a result of the factors described above as well as other factors mentioned in Item 3 of this annual report.

We might recognize a loss with respect to our financial investments.

We invest most of our cash through a variety of financial investments.  If the obligor of any of these investments defaults or undergoes reorganization in bankruptcy, we may lose a portion of such investment and our financial income may decrease.  In addition, a downturn in the credit markets could adversely affect the liquidity of our investments, or the downgrading of the credit rating of our investments could cause us to recognize some loss.  For information on the types of our investments, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in this annual report.

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

We rely on software from third parties.  If we lose the right to use that software, we would have to spend additional capital to redesign our existing software to adhere to new third party providers or develop new software.

We integrate and utilize various third party software products as components of our products to enhance their functionality.  Our business could be disrupted if functional versions of these software products were either no longer available to us or no longer made available to us on commercially reasonable terms.  In either case, we would be required to spend additional capital to either redesign our software to function with alternate third party software or develop these components ourselves.  We might as a result be forced to limit the features available in our current or future product offerings and the commercial release of our products could be delayed.

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

Our success is dependent, to a significant extent, upon our proprietary technology.  We currently hold 110 U.S. patents and 74 patents issued in additional countries covering substantially the same technology as the U.S. patents.  We have over 103 patent applications pending in the United States and other countries.  We rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure and non-competition agreements, as well as third party licenses to establish and protect the technology used in our systems.  However, we cannot assure you that such measures will be adequate to protect our proprietary technology, that competitors will not develop products with features based upon, or otherwise similar to our systems, or that third party licenses will be available to us or that we will prevail in any proceeding instituted by us in order to enjoin competitors from selling similar products.  In most of the areas in which we operate, third parties also have patents which could be found applicable to our technology and products. Such third parties may include competitors, as well as large companies, which invest millions of dollars in their patent portfolios, regardless of their actual field of business. Although we believe that our products do not infringe upon the proprietary rights of third parties, we cannot assure you that one or more third parties will not make a contrary claim or that we will be successful in defending such claim.

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

From time to time, we receive “cease and desist” letters alleging patent infringements.  However, no formal claims or other actions have been filed with respect to such alleged infringement, except for past claims which have since been settled or dismissed.  Defending infringement claims or other claims could involve substantial costs and diversion of management resources.

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

As a result of our use of open source software, we could be subject to suits by parties claiming ownership of what we believe to be open source code and we may incur expenses in defending claims that we did not abide by the open source code license.  If we are not successful in defending against any such claims that may arise, we may be subject to injunctions and/or monetary damages or be required to remove the open source code from our products.  Such events could disrupt our operations and the sales of our products, which would negatively impact our revenues and cash flow.

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

Due to growth, or as a result of regular recruitment, we will be required to hire and integrate new employees. Recruiting and retaining qualified engineers and computer programmers to perform research and development and to commercialize our products, as well as qualified personnel to market and sell those products, are critical to our success.  As of December 31, 2012, approximately 24% of our employees were devoted to research and product development and approximately 24% were devoted to marketing and sales.  There can be no assurance that we will be able to successfully recruit and integrate new employees.

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

The occurrence of security breaches (or the belief that any such breaches has occurred) in the operation of our business or by third parties using our products could harm our business, financial condition and operating results.  Some of our customers use our products to compile and analyze highly sensitive or confidential information.  We may come into contact with such information or data when we perform service or maintenance functions for our customers.  While we have internal policies and procedures for employees in connection with performing these functions, the perception or fact that any of our employees has improperly handled sensitive information of a customer or a customer’s customer could negatively impact our business.  If, in handling this information, we fail to comply with our privacy policies or privacy and security laws, we could incur civil liability to government agencies, customers and individuals whose privacy was compromised.  If personal information is received or used from sources outside the United States, we could be subject to civil, administrative or criminal liability under the laws of other countries.  In addition, third parties may attempt to breach our security or inappropriately use our products through computer viruses, electronic break-ins and other disruptions.  If successful, confidential information, including passwords, financial information, or other personal information may be improperly obtained and we may be subject to lawsuits and other liability.  Any internal or external security breaches could harm our reputation and even the perception of security risks, whether or not valid, could inhibit market acceptance of our products.

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

In recent years, the European Union issued directives on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, or “RoHS,” and Waste Electrical and Electronic Equipment, or “WEEE.”  We are making every effort in order to maintain compliance with these directives, without otherwise adversely affecting the quality and functionalities of our products.  The countries of the European Union, as a single market for our products, accounted in 2011 and 2012 for approximately 17% of our revenues.  If our products fail to comply with WEEE or RoHS directives or any other directive issued from time to time by the European Union, we could be subject to penalties and other sanctions that could have a material adverse effect on our results of operations and financial condition.  In addition, similar regulations are being formulated in other parts of the world.  We may incur substantial costs in complying with other similar programs that might be enacted outside Europe in the future.

Moreover, the Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as “conflict” minerals, originating from the Democratic Republic of Congo (DRC) and adjoining countries. As a result, in August 2012, the SEC adopted annual disclosure and reporting requirements for those who use conflict minerals mined from the DRC and adjoining countries in their products, as well as guidelines regarding efforts to identify the sourcing of such “conflict” minerals. These new requirements will require due diligence efforts in 2013, with initial disclosure requirements beginning in May 2014. There will be costs associated with complying with these disclosure requirements, including for due diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. These requirements may have the effect of reducing the pool of suppliers who can supply DRC “conflict-free” components and parts, and we may not be able to obtain DRC conflict-free products or supplies in sufficient quantities for our operations or at competitive prices. Also, we may face reputational challenges if we determine that certain of our products contain minerals not determined to be “conflict free” or if we are unable to sufficiently verify the origins for all conflict minerals used in our products.

If we fail to meet current and new performance criteria prescribed by compliance regulators, we may suffer a loss to our business.

Our business, results of operations and financial condition could be materially adversely affected if we fail to meet current and new performance criteria prescribed by compliance regulators on our customers,  such as the recording of 100% of the calls at our contact centers.

Unpredictable events, including extreme weather events, earthquakes and tsunamis, may adversely affect our business.

The occurrence of catastrophic events, such as hurricanes, storms, earthquakes, tsunamis, floods and other catastrophes that adversely affect the business climate in any of our markets could have a material adverse effect on our business, financial condition and results of operations. Some of our operations are located in areas that have been in the past, and may be in the future, susceptible to such occurrences.

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

Risks Relating to the Markets in Which We Operate

The markets in which we operate are highly competitive and we may be unable to compete successfully.

The markets for our products, solutions and related services are, in general, highly competitive. Some of our principal competitors or potential competitors may have advantages over us, including greater resources, a broader portfolio of products, applications and services, larger patent and intellectual property portfolios and access to larger customer bases, all of which would enable them to adapt better to new or emerging technologies or customer requirements or devote more resources to the marketing and sale of their products and services. Additionally, continued price reductions by some of our competitors, particularly at times of economic difficulty, may result in our loss of sales or require that we reduce our prices in order to compete, which would adversely affect our revenues, gross margins and results of operations.

New potential entrants to our markets may lead to the widespread availability and standardization of some of the products and services, which could result in the commoditization of our products and services, reduce the demand for our products and services and drive us to lower our prices. System integrators, as well as infrastructure vendors, that have decided and/or may decide in the future to enter our market space and compete with us by offering comprehensive solutions, could result in a substantial decline in our sales. Moreover, major enterprise software vendors, such as those from the traditional enterprise business intelligence and business analytics sector, Customer Relationship Management (or CRM), or infrastructure players (mostly telephony or switch vendors), may decide to enter our market space and compete with us in this emerging opportunity, either by internal development of comprehensive solutions or through acquisition of any of our existing competitors. Such competition could have a material adverse effect on our business, financial condition or results of operations.

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

Adverse economic conditions in markets in which we operate can harm our business. Global financial conditions during recent years have been characterized by increased volatility and several financial institutions either went into bankruptcy or had to be rescued by governmental authorities. These economic factors have led to decreased credit availability, as well as declines in economic growth and employment levels in almost all sectors. These financial conditions may still exist in certain jurisdictions and may expand with a much broader impact. Among these uncertainties are the financial conditions of certain governments in Europe, which may have an impact on the entire Euro zone.

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

Disruption in the credit markets and any other disruption to the global economy could, therefore, have a number of follow-on effects on our business, including a possible: (i) slow-down in our business, resulting from lower customer expenditure, inability of customers to pay for products and services, insolvency of customers or insolvency of key partners, (ii) negative impact on our liquidity, financial condition and share price, which may impact our ability to raise capital in the market, obtain financing and secure other sources of funding in the future on terms favorable to us, and (iii) decrease in asset values that are deemed to be other than temporary, which may result in impairment losses.

We depend on the stability of the North American market.

Over half of our sales are generated from North America. In the event that there is further deterioration or a future crisis in the economic and financial stability in the United States, specifically but not limited to the financial services sector (which is our main industry vertical), it could result in reduced spending by our top tier customers or the delay or postponement of orders, all of which may have a negative impact on our sales to this region. This may materially adversely affect our results of operations and may increase the difficulty for us to accurately forecast and plan our future business.

The markets in which we operate are characterized by rapid technological changes and frequent new products and service introductions.

We operate in several markets, each characterized by rapidly changing technology, new product introductions and evolving industry standards. The introduction of products embodying new technology and the emergence of new industry standards might exert price pressures on our existing products or render them obsolete. Existing and potential competitors might introduce new and enhanced products that could adversely affect the competitive position of our products. Our most significant market is the market for Customer Interaction applications. Customer Interaction applications are utilized by entities in various sectors to capture, store, retrieve and analyze recorded data. The market for our Customer Interaction applications is, in particular, dominated by a group of highly competitive vendors that are introducing dynamic competitive offerings around evolving industry standards.

We believe that our ability to anticipate changes in technology and industry standards and to successfully develop and introduce new, enhanced and differentiated products, on a timely basis, in each of the markets in which we operate, is a critical factor in our ability to grow our business. As a result, we expect to continue to make significant expenditures on research and development, particularly with respect to new software applications, which are continuously required in all our business areas. The convergence of voice and data networks and wired and wireless communications could require substantial modification and customization of our current cross-channel products, as well as the introduction of new multi-channel products. Further, customer adoption of these new technologies may be slower than we anticipate. We cannot assure you that the market or demand for our products and solutions will be sustained or grow as rapidly as we expect, if at all, that we will successfully develop new products or introduce new applications for existing products, that such new products and applications will achieve market acceptance, or that the introduction of new products or technological developments by others will not render our products obsolete. In addition, our products must readily integrate with major third party security, telephone, front-office and back-office systems. Any changes to these third party systems could require us to redesign our products, and any such redesign might not be possible on a timely basis or achieve market acceptance. Our inability to develop products that are competitive in technology and price and responsive to customer needs could have a material adverse effect on our business, financial condition and results of operations.

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

Our headquarters and primary research and development facilities, as well as the facilities of Flextronics Israel Ltd., our key manufacturer, are located in the State of Israel, and we are directly affected by the political, economic and security conditions to which Israel is subject.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  In past years there was a high level of violence between Israel and the Palestinians, including continuous rocket and missile attacks on certain areas of the country over the last couple of years, and negotiations between Israel and representatives of the Palestinian Authority in an effort to resolve the state of conflict have been sporadic and have failed to result in peace. The establishment in 2006 of a government in the Gaza territory by representatives of the Hamas militant group has created additional unrest and uncertainty in the region. In each of December 2008 and November 2012, Israel engaged in an armed conflict with Hamas, each of which involved additional missile strikes from the Gaza Strip into Israel and disrupted most day-to-day civilian activity in the proximity of the border with the Gaza Strip. There can be no assurance that such attacks will not hit our premises or major infrastructure and transport facilities in the country, which may have a material adverse effect on our ability to conduct business.  Recent political events and continuous unrest in various countries in the Middle East, including Israel’s neighboring countries (including the ongoing civil war in Syria), have shaken and continue to impact the stability of those countries.  In addition, Iran has threatened to attack Israel and is known to have long range missiles, which could hit every location in Israel and is widely believed to be developing nuclear weapons.  Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon, which could result in rocket and missile shooting towards Israel.  Any of these situations could escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular, and have a severe impact on our ability to operate.  In addition, acts of terrorism, armed conflicts or political instability in the region could negatively affect global and local economic conditions and harm our results of operations.  We cannot predict the effect on the region of any diplomatic initiatives or political developments involving Israel or the Palestinians or other countries in the Middle East or North Africa.  Furthermore, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies or boycott Israel as a result of an increase in hostilities or due to disagreement with Israel’s policies and agenda.  This may also seriously harm our operating results, financial condition and the ability to expand our business.  Our products are heavily dependent upon components imported from, and most of our sales are made to, countries outside of Israel.  Accordingly, our business, financial condition and results of operations could be materially adversely affected if trade between Israel and its present trading partners were interrupted or curtailed.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

Some of our officers and employees are obligated to perform up to 36 days of annual military reserve duty, and in the event of a military conflict, including the ongoing conflict with the Palestinians, these persons could be called to active duty at any time, for extended periods of time and on very short notice.  The absence of a number of our officers and employees for significant periods could disrupt our operations and harm our business.  We cannot assess the full impact of these obligations on our workforce or business if conditions should change.

Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

Service of process upon us, our Israeli subsidiaries, our directors and officers, and the Israeli experts, if any, named in this annual report, substantially all of whom reside outside the United States, may be difficult to obtain within the United States.  Furthermore, because the majority of our assets and substantially all of our directors, officers, and such Israeli experts are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may be difficult to collect within the United States.  Additionally, it may be difficult to enforce civil liabilities under U.S. federal securities law in original actions instituted in Israel.  Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim.  In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim.  If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process.  Certain matters of procedure will also be governed by Israeli law.  There is little binding case law in Israel addressing these matters.

We currently benefit from local government programs as well as international programs and local tax benefits that may be discontinued or reduced.

We derive and expect to continue to derive significant benefits from various programs including Israeli tax benefits relating to our “Approved, Privileged and Preferred Enterprise” programs and certain grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, ("OCS"), for research and development.

To be eligible for tax benefits as an “Approved, Privileged, and Preferred Enterprise,” we must continue to meet certain conditions, including making certain specified investments in fixed assets.  While we believe that we meet the statutory conditions to entitle us to previously obtained Israeli tax benefits, there can be no assurance that the tax authorities in Israel will concur.  Should it be determined that our Approved, Privileged or Preferred Enterprise programs have not, or do not meet the statutory conditions, our provision for income taxes will increase materially. On December 29, 2010, the Israeli parliament approved a further amendment to the law (“Amendment”) dealing with Approved and Privileged Enterprise programs effective as of January 1, 2011.  This amendment generally abolishes the previous tax benefit routes that were afforded under the law, specifically the tax-exemption periods previously allowed, and introduces certain new tax benefits for industrial enterprises (termed “Preferred Enterprises”) meeting the criteria of the law. The Company became subject to the Amendment commencing January 1, 2012.  We do not believe that the Amendment has had or will continue to have a material effect on our provision for taxes, as long as we meet all of the criteria mentioned therein.

Tax-exempt income generated under our Approved or Privileged Enterprise programs, will subject us to taxes upon dividend distribution (which for Privileged Enterprises includes the repurchase of our shares – See Item 16E, “Purchases of Equity Securities by the Issuer and Affiliated Purchasers” in this annual report, for additional information about repurchase programs) or complete liquidation. Our current dividend distribution plans can be found in Item 8, “Financial Income” in the section entitled Dividends. We maintain our intention not to distribute any amounts of our undistributed tax exempt income as dividends as we intend to reinvest our tax-exempt income.  Accordingly, no deferred income taxes have been provided on income attributable to our Approved or Privileged Enterprise programs as the undistributed tax exempt income is essentially permanent in duration. Please see Item 10, “Additional Information  –  Taxation  Previously tax-exempted earnings - Amendment of the Investments Law – 2012” for a description of recent relief within the law governing Israeli taxes payable on undistributed previously tax-exempt income.

To be eligible for OCS-related grants and benefits, we must continue to meet certain conditions, including conducting the research, development, manufacturing of products developed with such OCS grants in Israel (unless a special approval has been granted for performing manufacturing activities outside Israel) and, as of 2012, providing the OCS with an undertaking that the know how to be funded and any derivatives thereof is wholly owned by us, upon its creation.  Under Israeli law, products incorporating know-how developed with grants from the OCS are required to be manufactured in Israel, unless prior approval of a governmental committee is obtained.  As a condition to obtaining this approval, we may be required to pay to the OCS up to 300% of the grants we received and to repay these grants on an accelerated basis, depending on the portion of manufacturing performed outside Israel.  In addition, we are prohibited from transferring to third parties the know-how developed with these grants without the prior approval of a governmental committee and, possibly, the payment of a fee.  See Item 4, “Information on the Company—Research and Development” in this annual report, for additional information about OCS programs.

 From time to time, the Israeli Government has discussed reducing or eliminating the availability of these grants, programs and benefits and there can be no assurance that the Israeli Government’s support of these grants, programs and benefits will continue.  If grants, programs and benefits available to us or the laws, rules and regulations under which they were granted are eliminated or their scope is further reduced, or if we fail to meet the conditions of existing grants, programs or benefits and are required to refund grants or tax benefits already received (together with interest and certain inflation adjustments) or fail to meet the criteria for future “Preferred Enterprises,” our business, financial condition and results of operations could be materially adversely affected including an increase in our provision for income taxes.

Moreover, we participate in the European Community Framework Programme for Research, Technological Development and Demonstration, which funds and promotes research.  There are no royalty obligations associated with receiving such funding.  From time to time we may apply for new grants under the Framework Programme. Under these programs we need to comply with certain conditions. If we fail to comply with these conditions, the benefits received could be canceled and we could be required to refund any payments previously received under these programs or pay additional amounts with respect to the grants received under these programs.  If the European Union, or any other applicable jurisdiction, discontinues or modifies these programs and potential tax benefits, our business, financial condition and results of operations could be adversely affected.

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

Item 4.                 Information on the Company.

History and Development of the Company

Our legal and commercial name is NICE-Systems Ltd.  We are a company limited by shares organized under the laws of the State of Israel.  We were originally incorporated as NICE Neptun Intelligent Computer Engineering Ltd. on September 28, 1986 and were renamed NICE-Systems Ltd. on October 14, 1991.  Our principal executive offices are located at 22 Zarchin Street, P.O. Box 690, Ra’anana 43107, Israel and the telephone number at that location is +972-9-775-3030.  Our agent for service in the United States is our subsidiary, Nice Systems Inc., located at 461 From Road, Paramus, New Jersey 07652.

For a summary of our recent acquisitions, please see Item 5, “Operating and Financial Review and Prospects—Recent Acquisitions” in this annual report.

Business Overview

We are a leading provider of software solutions that enable organizations to take the next-best-action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets.

Consumers transact and interact with and about organizations through various measures, including, among others,   by phone (through both landline and mobile phones), face to face in the branch or store, and through the internet - primarily through social media and instant messaging, as well as other mobile applications. Through these many channels and touchpoints, consumers are generating mass amounts of data. Organizations are faced with the task of having to analyze and understand all this data in real time, so that they can take the right action and make an immediate and positive impact.

Our end-to-end solutions enable organizations to capture either directly or indirectly, analyze, and operationalize, both off-line and in real time, mass quantities of structured and unstructured data (Big Data) from multiple customer interaction channels, including phone calls, web activity mobile apps, emails, chat, social media, video, radio transmission, physical sensors, and transactions.

We operate in three business areas. Our Customer Interactions business serves customer-centric organizations in Business-to-Consumer enterprises, such as in the financial services, telecommunications, and healthcare industries, and others. Our Financial Crime & Compliance business serves financial institutions and regulatory agencies. Our Security, Safety & Operations business addresses the needs of security sensitive organizations, such as banks, airports, mass transit, utilities, and public safety agencies.

In each of our businesses, our solutions enable our customers to best prepare before, act during, and continuously improve interactions, transactions, and events. As a result, our solutions deliver substantial impact on revenue growth, operational efficiency, customer experience, compliance, and ensuring the safety and security of people and assets.

We are offering our solutions primarily in an on-premise business model. To address growing market demand and customer need for greater operational flexibility with lower upfront costs and faster implementations, we also offer many of our solutions as Hosted or as Software as a Service (SaaS). We intend to continue to expand our offering as Hosted or in a SaaS model.

For a breakdown of total revenues by products and services and by geographic markets, for each of the last three years, please see Item 5, “Operating and Financial Review and Prospects – Results of Operation.”

Industry Trends

There are four major trends that we address with our solutions: increasingly demanding compliance requirements, organizations turning to advanced software to help improve revenues and efficiency, increased focus on improving customer experience, and a growing need to safeguard people and assets.

I. An Increasingly Demanding Compliance Environment

Organizations today have to deal with more regulations than ever before, more stringent enforcement in place, and the need to ensure compliance requirements for advanced technological solutions. This can be seen across our different markets: in customer interactions, financial transactions, and security operations.

•	In the contact center the need to record and analyze customer interactions is constantly growing as compliance and regulatory pressures are increasing.

•
Global financial institutions need to monitor transactions in order to ensure compliance due in part to the significant increase in enforcement by regulators, particularly across Europe and the United States, as is evidenced by substantial fines that have recently been levied.

•
We believe that security-conscious organizations are expected to continue to adopt solutions in order to meet regulations regarding increased physical security and reliability, such as the North American Electric Reliability Corporation Critical Infrastructure Protection (NERC-CIP).

II. Growing Need to Drive Revenues and Efficiency with Advanced Software

This trend can be observed across our different business areas.

•	Contact centers are seeking software solutions powered by advanced analytics to help them identify the motivations behind customer behaviors and thus improve service and sales.

•	In contact centers we also see voice biometrics being utilized for caller authentication to shorten call handle time and improved efficiency.

•	In security we see organizations looking to video analytics in highly crowded areas to minimize queues and crowd bottlenecks.

•
After investing in creating a more efficient contact center, organizations are looking to benefit from the same type of software solutions to make other areas of their business more efficient, including the back office, retail stores, and branches.

•
Organizations are looking to benefit from investments made in systems, such as video analytics for security and safety to also address operations, improve service-levels, and maximization of business continuity.

III. Increased Focus on Improving Customer Experience

This is another trend we see across our diverse business areas, as follows:

•
The nature of customer loyalty is evolving. Consumers today are more prone to switch their service provider or to start doing business with a competing service provider in parallel. Consumers are looking to have a consistent level of service excellence regardless of the communication channel, e.g., smart phones, web, chat, and social media.  Thus, we believe that organizations are seeking to better understand and manage the customer experience across these many channels.

•
We also believe that the implementation of software solutions to combat fraud in the area of financial transactions is being driven by the need to protect the consumer and thus improve customer experience.

•	In addition, security solutions that are being deployed for security and security operations also carry experience benefits with capabilities for crowd control.

IV. Growing Need to Safeguard People and Assets

•
Increased urbanization in both developed and developing countries results in an increased need for ensuring safety and security, which we believe is driving large-scale safe city” security projects. These large-scale projects include installation and implementation of wide-scale security systems, which better synchronize and correlate multimedia data sources.

•
Furthermore, we believe that advanced security solutions are being sought to address the need for (i) heightened national security around the world, (ii) corporations to protect their IT networks, personnel, and corporate facilities, and (iii) governments and companies to prevent and/or combat cyber-attacks.

•
The number and variety of physical security sensors is growing substantially, with public and private organizations deploying security systems, such as surveillance cameras and access control and intrusion detection sensors.  We believe that organizations, municipalities and governmental entities are seeking to eliminate the number of information silos created by deployment of redundant security systems so they can take the right actions, share information in real time, and successfully mitigate events.

Technology Trends

We also address the following technology trends: growing masses of structured and unstructured data that are being captured by organizations, broader adoption of advanced analytics technologies, growing challenges for financial firms as well as governments as a result of the proliferation of IP-based communications including VoIP, as well as mobile devices and the use of social networks.

•	We believe that organizations are seeking to collect, analyze, and respond to the enormous amount of Big Data generated by customer interactions and transactions and by security sensors.
•
We believe that there is a growing adoption of advanced analytics technologies for enabling organizations to (i) mine insights from customer phone interactions, email messages, and online chat sessions, (ii) improve customer satisfaction, (iii) increase operational efficiency, and (iv) optimize marketing and sales effectiveness.

•
We see the adoption of video analytics to improve the effectiveness of an organization’s surveillance system. The organization can send real-time alerts to security personnel regarding intrusion management, crowd management, and situation indication.

•	We also believe that the need for transactional analytics is growing in order to prevent internal and external fraud, and to mitigate other forms of financial risk.
•
We believe that governments are realizing that existing intelligence capabilities are insufficient in handling challenges such as asymmetric and cyber warfare, IP-based communication and social networks proliferation, and that they are therefore more open to external solutions, which they expect to deliver not only monitoring capabilities, but also analytics-driven insights.

•	Trading compliance for mobile transactions represents another trend, with mobile recording already underway in Europe and now expanding to the United States.
•	Additionally, we also believe that continued pressures for improved operational efficiency is driving companies to adopt cloud based solutions due to the reduced TCO (total cost of ownership).
•
We believe that the increasing connectedness of communications and production lines, driven by advanced technology, is impacting the way companies conduct business, interact with their customers, and their needs and strategies in mitigating global risks.

Our Strategy

Our strategy is to be a global, multi-business leader  in enabling large, industry-leading organizations to operationalize Big Data and take the next-best-action when interacting with people, by leveraging our unique technologies for real-time and offline analytics of structured and unstructured data.

The key elements of our corporate strategy include: continuing to provide solutions that are leaders in their respective markets; maximizing the synergies across our businesses; offering our solutions in an enterprise software model; expanding our business offering with SaaS and hosting; continuing to provide innovative cross-channel analytics solutions; continuing to invest in bringing more comprehensive solutions to our existing customers; and continuing to invest in internal innovation and development while pursuing acquisitions.

Maintaining leadership in the markets in which we operate.

We intend to maintain our market-leading position by continuing to offer a comprehensive portfolio of solutions that is differentiated by its ability to drive decisions and actions in addressing multiple business needs. Our extensive domain expertise and ability to deliver solutions that address the needs of large organizations will also continue to drive our leading position.

We also intend to continue developing our direct contact with customers, nurturing our partner ecosystem, and targeting growth in each of the business areas in which we operate. We also intend to lead the new product categories we enter as we introduce new solutions and enter new market segments.

Enterprise Software Business Model

Our strategy is to offer our solutions in alignment with an enterprise software business model that accounts for both on-premise and cloud-based models. Currently, the largest portion of our license sales comes from a perpetual license model, under which customers purchase a license to use our software indefinitely, alongside a purchase of related professional services and annual software maintenance. We also offer some of our solutions under a term license model, under which customers purchase a license to use our software for a fixed period of time. In addition, as an alternative to on-premise deployments, we also offer many of our solutions in cloud-based models - either as a hosted license or in a Software-as-a-Service (SaaS) model, enabling our customers with a lower total cost of ownership (TCO). We intend to continue offering our solutions in a variety of models, which enables us to be flexible in effectively addressing our customers’ needs. This in turn will enable us to focus on growth and improving profitability.

In addition, in our on-premise business, maintenance revenues growth (which is primarily a result of very high renewal rates of maintenance contracts and the growth of our installation base) is also driving an increase in our recurring revenues. An increase in the proportion of recurring revenues out of our overall revenues mix is expected to provide more predictable revenue streams.

Expand our business offering with SaaS and Hosting.

We have expanded the delivery model of our products to provide SaaS and Hosting offerings. Some customers prefer these models as they lower the costs of deployment and allow them to scale the solutions faster while reducing capital investments. We see a growing demand for these models and they could enhance our penetration into smaller sized customers as well as enable our existing customers to broaden their use of our products. We intend to continue to broaden our offering delivered through these models.

Commitment to providing innovative, real-time analytics, and cross-channel solutions, that have significant impact on our customers’ businesses.

Companies are faced with masses of data of which they need to make sense in order to make a real-time impact and own the decisive moments of customer interactions.

With our solutions, we intend to continue to address the growing, unmet need to more accurately analyze and extract meaningful information from structured and unstructured data in real time, and to do so from multiple channels in a wide variety of businesses and operational environments.  We aim to enable our customers to embed both real-time and offline analytics into their business processes in order to positively impact processes as they occur, which in turn has a positive impact on our customers’ businesses.

We will continue to enhance our abilities around operationalizing Big Data with analytics, decisioning, and guidance. We also intend to continue enabling companies to address the full lifecycle of interactions, transactions, events – i.e. before, during, and after they occur.

Continue investing and bringing more comprehensive solutions to our existing customers.

We believe there are abundant opportunities to up-sell and cross-sell within our existing customer base by increasing our customers’ use of the full breadth of our solutions and by migrating them to our next-generation portfolio.

Continue to develop our solution offering through internal innovation and development while pursuing acquisitions.

We are committed to internal development and have a history of successful organic growth in all our business areas. We have also complemented this growth with successful acquisitions. We intend to continue augmenting our organic growth with additional acquisitions that broaden our product and technology portfolio, expand our presence in selected vertical markets and geographic areas, broaden our customer base, and increase our distribution channels and vertical market access.

Maximize the synergetic potential encompassing our three business areas.

We operate in three business areas, in each of which we offer leading solutions to the relevant markets. While serving a diverse set of industries, to each of which we bring deep domain expertise, most of our solutions are based on the same methodology of capturing and analyzing massive amounts of structured and unstructured data, and driving automatic decisioning and guidance in real time. An important pillar of our strategy is to maximize the synergies and cooperation between our business areas.

There are many synergies across our organization, including technology, infrastructure, services, and domain expertise, which we leverage to offer new and unique solutions across our customer base.

Examples of these solutions include:

NICE Proactive Compliance for Consumer Protection, which was recently launched, brings together our speech analytics technology, extensive expertise in trading floor compliance, and total contact center recording with our years of experience in institutional, retail and employee trade surveillance and compliance.

NICE Contact Center Fraud Prevention, which was recently launched, brings together NICE Actimize’s expertise in fraud detection with our expertise in the contact center interactions and recording.

NICE Actimize Enterprise Risk Case Manager is leveraged in the company’s financial crime, risk, and compliance segment of the business, as well as in support of  our security and customer interactions  businesses.

Public Safety Emergency Communications solutions have long leveraged our technologies and expertise in contact center interaction recording and voice analytics.

Shared hosting operations for all of our cloud-based solutions enable efficient resource utilization and lowered capital expenditure.

Shared infrastructures, best practices, processes, joint corporate support leveraging global presence.

Introducing joint offerings, combining go-to-market efforts and leveraging extensive domain expertise, technological know-how, capabilities and developments may enable us to grow our business through additional cross-sell and up-sell opportunities.

The synergetic approach reflects a core NICE value for nurturing a winning culture that is focused on delivering high-quality customer service.

Our Business Strategies and Solutions

I.           Customer Interactions Business

Introduction to the Customer Interactions Solutions

The NICE Customer Interactions solutions enable businesses to improve operational efficiency, increase revenues, enhance the customer experience, and ensure compliance. They capture customer interactions, transactions, and feedback; analyze them in real time and offline to reveal business insights; uncover the context of each customer interaction, across channels and time, mapping the customer journey; and apply these insights in real time and offline.

Customer Interactions Business Strategy

Our strategy is to maintain our leadership in this space while expanding beyond the contact center to the management of customer experience.

Our broad portfolio of solutions supports this strategy on three levels, providing benefits beyond the agent, beyond the contact center, and beyond customer service, namely:

●	From providing solutions that focus on agent performance optimization, to providing solutions that deliver a better understanding of customer needs and the ability to meet them;

●	From providing solutions that are implemented in the contact center, to solutions that benefit retail branches, back office operations, mobile interactions, and online channels; and

●	From providing solutions that focus on improving customer service, to solutions that also benefit other business needs, such as improving sales and customer retention.

Our Solutions’ Core Capabilities

Cross-channel Interaction Management: Enables organizations to capture, either directly or indirectly, unstructured and structured interaction and transaction data from multiple customer interaction channels, including phone calls, chat, emails, customer feedback, web sessions, and social media postings. The NICE solution aggregates this data along with data from third party systems such as CRM and ERP for correlation and analysis.

Cross-channel Analytics: Analyzing customer interactions in real time and offline, across multiple communication channels.  It provides automated business insight and root-cause analysis based on speech analytics, text (chat, e-mail, and social media) analytics, desktop analytics, feedback analytics, and call flow analytics, and integrates and correlates data from external business systems such as CRM. It also provides insight to the context of different interactions, compiling a picture of what the customer did on other channels and at different times, to reveal the full customer journey, as well as hot topics that are revealed from analyzing mass amounts of interactions.

Real-time Decisioning and Guidance: A real-time decisioning engine which draws on business rules and predictive analytics models to process insights derived from analytics during the interaction in real time. It monitors agents’ desktop activity across a large number of desktop applications and automates complex processes. This combination enables organizations to make the right decision for individual interactions and across mass amounts of interactions and drive the best action in real time.

The combination of the above capabilities also enables organizations to operationalize customer insights into processes across service, sales, and marketing.

Addressing Strategic Business & Operational Needs

The NICE Customer Interactions portfolio addresses the following needs: ensuring compliance and mitigating risk, improving operational efficiency, enhancing customer experience, and increasing sales and retention.

The solution suites include:

1.	Compliance and Risk, comprised of:

Compliance Recording proactively captures and retains all customer interactions across multiple touch points to help ensure compliance with government regulations, such as Dodd-Frank, SEC 17a-4, HIPAA, SOX, PCI-DSS, FSA and MIPPA, and internal policies, as well as resolve disputes, perform investigations, and verify sales.

Proactive Compliance for Consumer Protection is an end-to-end solution that we recently introduced, and which includes speech analytics and real-time agent guidance. It monitors calls and directs agents to communicate the right information to customers. It also provides call capture, agent desktop recording, and automated monitoring and reporting.

Contact Center Fraud Prevention also recently introduced, leverages NICE’s voice biometrics and real-time decisioning and guidance engines, along with Interaction Analytics and the NICE Actimize Risk Case Manager, to identify fraudsters by their voice patterns, uncover social engineering tactics, assess call risk, guide agents to appropriately handle high-risk interactions, and effectively open and manage an investigation ticket.

Real-time Authentication, a recently introduced solution, leverages a NICE patent-pending innovation that utilizes voice biometrics for authenticating customers in real time with no customer effort. It also helps agents expedite time to service and significantly reduces fraud risk for all customers.

Trading Floor Compliance Solutions enable organizations to capture, monitor, and analyze interactions and transactions in real time to proactively minimize risks, detect potential regulatory breaches, counter fraudulent activities, and improve investigative capabilities. These solutions deliver comprehensive, integrated capabilities to effectively manage the complex, ongoing, high-risk exchange of interactions and transactions between traders, firms, and their counterparties.

Essential Compliance is a set of solutions that enable trading floors to record and store transactions and interactions in any media, and flexibly and securely manage and access archived material on demand. Essential Compliance helps financial and energy trading firms ensure compliance with the strict recordkeeping requirements of today’s regulatory environment. The solutions include: NICE Trading Recording, NICE Distributed Recording, NICE Trader Replay, and NICE Trading Replay Authorization.

Proactive Compliance for Trading Floors, which we recently introduced, leverages Compliance Recording and Interaction Analytics to monitor trading activity across trading turrets, fixed and mobile phones, email, text and instant messaging, chat and social media. It automatically detects potential risks and enables compliance officers to see emerging trends so that future compliance breaches and fraud can be averted. It offers tools to support investigation on mass structured and unstructured media, and to accurately reconstruct the chain of events related to a trade. This helps decrease penalties by implementing an automated risk management and analyzing system. It also enables firms to meet the requirements of the new regulatory environment established with the introduction of the Dodd-Frank Act Wall Street Reform related regulation.

2.
Workforce Optimization is a suite of solutions that enables every individual in the organization to understand their impact on customers, own their schedule development, and use best practices and coaching to constantly increase their effectiveness, providing customers greater flexibility, lower upfront costs, and faster implementations. It is offered on-premise, Hosted, or as SaaS, and is comprised of:

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

Workforce Management forecasts customer interactions, schedules agents across multiple sites with appropriate skills to manage and optimize the level of customer service resources in multi-skilled environments. It measures agent and team performance and provides real-time change management to proactively respond to changing conditions.

Quality Management enables Key Performance Indicators (KPI)-based management, automatically tracking telephony and analytics-based KPIs. It automates quality processes and selection of calls for evaluation based on performance data. The solution facilitates root-cause evaluation with easy drill down to interactions that are missing KPI targets to improve quality across voice, email, chat, and social media interactions channels.

Back Office Workforce Optimization automates manual processes, integrates data from employees’ desktops, improves forecast accuracy, enables managers to view and manage resource capacity, and empowers employees to improve their performance. It also provides tools to ensure regulatory compliance and fulfillment accuracy, and ultimately, elevate the level of service customers receive across the entire enterprise.

3.	Operational Efficiency, comprised of:

Call Volume Reduction, recently introduced, combines the following two solutions:

First Contact Resolution enables organizations to measure the rate at which customer issues are resolved during the first contact and identify why others result in repeat contacts.  By analyzing this data, organizations can take actions to increase first contact resolution, improve operational efficiency and increase customer satisfaction.

Next Call Prevention uses a unique combination of speech analytics, text analytics, contact analytics, and prediction capabilities to identify repeat contact patterns, correlate one contact reason to another or to a customer lifecycle event, and enables agents to handle common secondary issues during the first call. It also identifies triggers, such as self-service weaknesses, customer lifecycle events, faulty processes, ineffective documentation and system inefficiencies, that generate first-time calls. It enables organizations to take action to fix the issues and eliminate resulting calls.

Handle Time Optimization leverages real-time speech analytics, call topic analysis, voice biometrics, and web interaction analytics, among others, to help companies understand what drives high average handle times and then take action in real time to mitigate it, while preserving quality and customer service.

Real-time Service Optimization automatically monitors agent activity in real time, enabling organizations to identify process bottlenecks and implement best practices; navigates agents through complex processes with on-screen guidance; and automates routine tasks to shorten handle time and eliminate manual processes.

4.	Customer Experience, comprised of:

Voice of the Customer collects and analyzes the Voice of the Customer (VoC) from all interaction touchpoints and channels; analyzes interactions in real time and provides guidance on the next-best-action; proactively engages customers for feedback immediately following an interaction; and leverages social media analytics to monitor social networks and address customers’ issues. This enables companies to drive operations by customer perspective and deliver insights across departments.

Real-time Customer Feedback (NICE Fizzback) is part of the VoC family of solutions, also available separately. It uses a unique automated engagement mechanism to create a conversation with customers through their feedback channel of choice. Immediately following a retail, call center, or online experience, the solution reaches out for customer feedback from any touch point, including text message, email, web, social media, IVR, mobile app, and forms. It uses Natural Language Processing to accurately categorize verbatim comments and quickly locate the key drivers of customer satisfaction.

Mobile Reach, which we recently introduced, enables organizations to offer a smart customer experience to its mobile consumers. It bridges mobile-apps on smart devices with live agents by identifying when consumers need assistance; recommending the next-best-channel for completing a transaction; seamlessly and effectively transitioning the interaction to other channels when necessary; transferring the interaction context to the agent’s desktop; and facilitating multimedia communication between customers and agents during the interaction.

5.	Sales & Retention, comprised of:

Service-to-Sales identifies sales opportunities during a service call by leveraging NICE’s Cross Channel Analytics, correlated with transactional and feedback analytics. This combination delivers a real-time understanding of who the customer is (demographics, past transactions and interactions, past responses to sales offers, etc.), who the customer service rep is (profile, skills, past sales performance, etc.), and what are the customer’s needs and intent. With real-time decisioning and guidance, the solution provides service reps on-screen call-outs with scripts for making the best offer, and increasing sales conversion rates.

Incentive Compensation Management provides the end-to-end ability to create, manage and distribute all aspects of a commissions program. It automates the process of commission, bonus, and incentive administration in support of any type of variable pay strategy to deliver a pay-for-performance system which rewards employees for achieving targets that align with business strategy.

Customer Retention leverages NICE’s cross channel analytics and transaction-driven contact analytics to identify customers at risk before they churn. It analyzes the cross-channel customer experience and provides retention agents with real-time guidance, helping them tailor retention offers to each customer during the interaction.

Vertical Implementations

NICE Customer Interactions solutions are implemented by contact centers of all sizes, retail branches, and back office operations, across multiple verticals, including: Communication Service Providers, Retail Banks, Insurance, Healthcare, Outsourcing, Utilities, and Travel and Entertainment.

II.           Financial Crime & Compliance

Introduction to the Solutions

The NICE Financial Crime & Compliance solutions monitor billions of financial transactions daily, transactional Big Data, enabling clients to mitigate financial crime risk, improve compliance, and reduce operational costs. The solutions are based on a scalable, proprietary software platform and flexible applications that address hundreds of compliance, fraud, and money-laundering scenarios in real-time.

Solutions are delivered on premise, as well as some in the cloud, enabling clients to be highly responsive to challenging regulatory timelines and deploy solutions in a more cost-efficient manner.

Financial Crime & Compliance Business Strategy

We will continue to try to build the most exhaustive risk and financial crime solutions enterprise-wide platform.

We will also continue to be focused on tier-1 clients, attempting to provide them with best in class solutions to meet their needs via both cloud and on premises models. In addition, due to reduced TCO, some of our high-end solutions have become affordable to mid-market players. We plan to take advantage of this opportunity to expand our presence in the mid-market segment leveraging our SaaS offering.

Our Solutions’ Core Capabilities

NICE Actimize solutions share a single, flexible, and scalable core risk platform that provides organizations the ability to expand usage of the company’s solutions over time, as the need of the organization dictate, which eases implementation and lowers total cost of ownership.

Customization: The core platform provides modeling tools that can be used to develop and customize analytical models, data sources, and business processes at both the business and IT levels.

Multi-channel transaction management: The solutions are proven to capture and analyze thousands of financial transactions a second from a variety of sources and channels.

Domain specific analytics: Comprehensive, domain specific solutions detect anomalous customer or employee behavior in real-time, leveraging industry-proven analytics.

Real-time decisioning and enforcement: A real-time decisioning engine draws on analyzed data to trigger alerts that enable optimal enforcement, and resolution.  Built-in capabilities for comprehensive workflow and investigation management allow effective alert management.

Addressing Strategic Business Needs

The NICE Financial Crime & Compliance portfolio is comprised of four solution families that address the following needs.

1.	Enterprise Risk Management, comprised of:

Enterprise Risk Case Manager enables firms to better manage and mitigate organizational risk by providing a single view of risk across the business. The solution centralizes and correlates information from existing detection systems, turning multiple flows of information into actionable insights. It serves as a central platform for managing alerts, cases, investigations, link analysis, regulatory reporting, financial losses, oversight and more across multiple lines of business, channels, products, and regions.

2.	Anti-Money Laundering, comprised of solutions available individually or as an integrated whole, as follows:

Suspicious Activity Monitoring leverages transaction analytics to identify and report suspicious transactions related to known and unknown money laundering and terrorist financing.

Watch List Filtering provides enterprise-wide customer and transaction screening against multiple watch lists. It identifies and manages sanctioned or high-risk individuals and entities, with real-time name recognition capabilities.

Customer Due Diligence provides integrated risk-based rating and continuous monitoring of accounts throughout the entire customer life cycle, from initial applicant onboarding to periodic rescreening of existing customers.

CTR Processing & Automation provides seamless automated Currency Transaction Reporting (CTR) processing to ensure compliance with Bank Secrecy Act standards and optimize CTR processes for efficiency and cost-effectiveness.

FATCA Compliance helps U.S. and non-U.S. companies establish a structured Foreign Account Tax Compliance Act program – from identifying U.S. owners and customers and managing documentation to generating reports to meet the U.S. Internal Revenue Service requirements.

3.	Fraud Prevention, comprised of solutions available individually or as an integrated whole, as follows:

Card Fraud enables card issuers, acquirers and processors to detect fraudulent transactions, covering ATM, PIN, signature point-of-sale, and where physical cards are not present.

Remote Banking provides cross-channel analytical models for retail online and mobile banking, call center, and IVR channels to enable real-time detection of fraudulent monetary and non-monetary transactions.

Commercial Banking enables multi-channel monitoring and analytics for commercial banking transactions (e.g. wires, ACH, payroll) and non-monetary transactions (e.g. template creation, transaction approval) with user, account, and company-level profiling.

Employee Fraud provides proven rules and analytics, combined with proactive investigation tools, to detect theft of customer and bank assets, self-dealing, embezzlement, collusion, and identity shielding.

Cybercrime Protection provides complex device identification, malware detection, navigation-based behavioral analysis, and predictive analytics to detect and mitigate cyber threats while improving the customer experience.

Contact Center Fraud Prevention leverages NICE’s voice biometrics and real-time decisioning and guidance engines, along with Interaction Analytics and the NICE Actimize Risk Case Manager, to identify fraudsters by their voice patterns, uncover social engineering tactics, assess call risk, guide agents to appropriately handle high-risk interactions, and effectively open and manage an investigation ticket.

4.	Brokerage Compliance, comprised of solutions available individually or as an integrated whole, as follows:

Institutional Trade Surveillance provides scenario management for market manipulation and abuse, fair dealings with customers, and insider trading across asset classes such as equities, fixed income, swaps and futures. It includes specific tools for desk supervision, control room surveillance, and trade reporting practices, to ensure comprehensive oversight and sales and trading compliance.

We also deliver a real-time, cloud-based, institutional trade surveillance solution, following our acquisition of Redkite Financial Markets in October 2012. Furthermore, by leveraging core capabilities from our Enterprise division’s Proactive Compliance for Consumer Protection solution, we now have the capability to combine trade surveillance with interaction surveillance including voice, email, chat and more.

Retail Trade Surveillance addresses organization-wide compliance across a broad range of retail sales practices relating to Know Your Customer and Suitability requirements. It enables local and regional branch management to effectively delegate supervision across products and provides automated desk supervision with electronic access and sign-off on individual trades.

Employee Trade Surveillance provides Conflicts of Interest and Rogue Trading detection. It completely automates the submission, review, and approval process for employees’ personal trades, including post-trade reconciliation. It analyzes transactions against rules mapped to the organization’s employee trading policies and procedures.

Vertical Implementations

NICE Financial Crime & Compliance solutions are implemented by financial institutions of all kinds such as retail banks, commercial banks, and brokerages, as well as industry regulators, government agencies, insurance companies and energy firms.

III.           NICE Security, Safety & Operations Solutions

Introduction to the Solutions

NICE’s Security Solutions help organizations capture, analyze, and operationalize Big Data to anticipate, manage, and mitigate security and safety risks, improve operations, and ensure the safety of the general public. The NICE solutions provide valuable insights that enable enterprises and governments to take the next-best-action at the right time by correlating structured and unstructured data from multiple sensors and channels, detecting irregular patterns, and recognizing trends.

Security Business Strategy

An important part of our Security Business strategy is to drive deployment of end-to-end security solutions.

We are in a unique position to deliver a comprehensive solution: an integrated portfolio consisting of our proven IP video surveillance management system, video analytics suite, public safety and multimedia reconstruction capabilities, and an advanced security management solution that offers complete situational awareness, integrating information from multiple sensors.

We intend to leverage this broad solution portfolio to strengthen our leading position and accelerate the penetration into public transportation, airports, financial services, critical facilities, city centers, public safety agencies, government institutes and corporate facilities markets, while expanding the offering to our existing installation base.

It is also our strategy to continue to address security, safety and operational risks in three main areas: Cross-time, Cross-organizational Roles, and Cross-domain. Cross-time impacts the entire lifecycle of an event—before, during and after, for planning, real-time situational awareness and management, investigation and improvement. Cross-organizational Roles means solutions for the operator in the control room, the investigator, as well as tools for decision makers. Cross-domain refers to our offering which expands beyond the traditional domain of security and safety into the domain of operations.

We also plan to address organizations looking to adopt tools that are adequate not only for the management of their security and safety situations, but such that can contribute to operational gains such as increased efficiency and service-level.

Our Solutions’ Core Capabilities

Multi-sensor event management: An open architecture that integrates data from third-party devices and systems and delivers real-time alerts and information from and about these systems for complete situational awareness and management.

Real-time analytics and correlation: Proprietary, field-proven algorithms on security data, such as CCTV video feed and audio communications, analyze in real time and correlate data from multiple security sensors to identify security situations or threats.

Real-time decisioning and resolution: Following analysis, NICE technology highlights decision data and trends, initiates alerts, and provides adaptive workflows to decision makers, enabling the next-best-action for effectively resolving situations.

Multimedia reconstruction: The ability to integrate text, video, voice recordings, and others into holistic incident timelines for complete investigation and debriefing capabilities.

Trend analysis and reporting: Data analytics, reporting, and trend analysis that transforms Big Data into operational intelligence for defining and improving best practices, and predicting and preventing future events.

Addressing Strategic Business & Operational Needs

The NICE Security portfolio is comprised of five solution families that correlate and address the following needs:

1.	Incident Debriefing and Investigation, comprised of:

NICE Inform, helping public safety agencies and organizations across various industries consolidate and manage multimedia incident information efficiently and effectively.  It captures and processes event information from a variety of media: audio, video, text, Computer-Aided Dispatch (CAD) systems, Geographic Information Systems (GIS), and others. It combines data from multiple sources for a complete, chronological timeline to accurately and efficiently reconstruct and investigate events.

2.	Public Safety Emergency Response Optimization, comprised of:

NICE Audio Recording, a wide range of recording platforms that address the needs of command and control centers and Air Traffic Control operations.  These solutions can automatically record, analyze, store, quickly retrieve, and instantly replay Time-Division Multiplexing (TDM) and IP voice calls.  TDM and VoIP recordings can be used to ensure compliance with regulations, provide audio evidence, and manage and improve departmental quality and productivity.

NICE Inform helps emergency centers manage multimedia incident information efficiently and effectively. It captures all available data, providing all the facts as they unfold and increasing the chances that all vital evidence is available to review.

3.	Video Surveillance & Analytics, comprised of:

NiceVision Net, a complete, end-to-end IP video surveillance management solution. The solution includes Smart Video Recorders (SVRs), high-performance encoders and decoders, an advanced video analytics suite, and feature-rich event management and control room visualization. Each component of the solution is managed from the central NiceVision Control Center.

NiceVision Video Analytics, fully integrated into the video recording infrastructure, it includes field-proven applications for intrusion management, crowd management, and situation indication. The solution also presents alerts, highlights decision data, and facilitates complex surveillance operations.

4.	Situation Management, comprised of:

NICE Situator, enabling automatic, real-time situation planning, response, and analysis to improve situational awareness and incident handling. It integrates, analyzes, and correlates information from a wide array of sensors and systems into a common operating picture. It then applies standard operating procedures and automated response plans, ensuring that everyone in the operational chain is aware of what is happening and what needs to be done.

5.	Intelligence & Law Enforcement, comprised of:

The NiceTrack Target 360° suite provides end-to-end solutions for communication interception, analysis and investigation. The solutions support the entire intelligence production cycle both in real-time and offline, and helps law enforcement and intelligence agencies, national and internal security agencies, and Signals Intelligence (SIGINT) organizations fight organized crime, drug trafficking, terrorist activities and other threats to national security. The solutions are designed to provide full, 360° target monitoring by addressing the dynamic and complex nature of communications and the Internet arena.

To provide a comprehensive intelligence picture, NiceTrack offers a unified platform for the interception, collection, processing and analysis of telephony and internet communications and data from of all types of networks and applications. It includes various products and modules:

•	Advanced IP and voice monitoring for simplifying the work of the intelligence analyst and generating meaningful intelligence products;

•	3D accurate positioning for locating high value targets in real-time;

•	Open Source Intelligence (OSINT) for harvesting data from the World Wide Web and social networks;

•	Speech and text analytics for creating effective intelligence production;

•	Pattern analysis for automatically uncovering hidden communication patterns within billions of daily intercepted interactions; and

•	Satellite interception for collection, retention and analysis of voice, fax, video, email and other data transmitted via fixed and mobile satellite communication networks.

Vertical Implementations

NICE Security Solutions are used by thousands of customers worldwide, including transportation systems, critical infrastructure, city centers, banks, enterprises and government agencies.

Strategic Alliances

We sell our solutions and products worldwide both directly to customers and indirectly through selected partners to better serve our global customers.  We partner with companies in a variety of sales channels, including service providers, system integrators, distributors, value added resellers and complimentary technology vendors.  These partners are industry leaders who form a vital network for selling and supporting our solutions and products.  For our business partners, we have established the NICE Business Partner Program, which provides full support and a broad portfolio of sales supporting tools to help them promote and sell the NICE offerings, driving mutual revenue growth and success.

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

We have global distribution agreements as well as alliance and partnership programs with leading vendors, service providers, and consulting firms. The following is a partial list of our main partners, some of which we cooperate across all of our businesses, while others in only in a portion of our business: Amdocs, Avaya, BT, Cassidian Communications, Cisco, Dell, Deloitte, FIS, Honeywell, IBM, IPC, Motorola, Orange Business Services, Raytheon Company, SAIC, Siemens, Thales, and Verizon.

Service and Support

The NICE Services organization delivers the following portfolio of end-to-end service to address all stages of the NICE technology lifecycle, including project planning and design, implementation and optimization, proactive maintenance, and product support:

Customization Solutions to help extend the value of NICE technology by adding specialized capabilities and functions that can save users time, perform functions unique to the organization, or integrate seamlessly with other systems in the organization.

Business Consulting to enable customer success through value added services that are targeted to improve business operations by leveraging and integrating NICE solutions and products into the customer’s daily practices. The Business Consulting Team consists of industry experts who have extensive experience in implementing vertical market solutions for many industries and are Six Sigma and COPC certified. We use a value realization score card (VRSC) during and after the implementation to measure our solution adoption and customer value with our solution. This helps our customers accelerate return on investment, increase revenue and minimize business costs.

Solution Delivery to help optimize solution delivery planning with a view to enabling customers to achieve their specific business and organizational goals, on time and on budget. NICE solutions are delivered by certified project managers, technical experts, and application experts. They follow a proven methodology that includes a business discovery to map solutions to business processes. Furthermore, technical experts map design details tailored to the customer site to ensure a smooth implementation

Customer Education Services to provide users with the necessary knowledge and skills to operate NICE solutions and leverage their capabilities to meet customer needs, before and after the rollout of the applicable NICE solution.

Support and Maintenance to provide professional 24/7 global support for hardware or software issues using the most advanced tools and methodologies.

NICE delivers proactive maintenance and upgrades for installed systems and offers flexible service level agreements (SLAs) to meet the level of service our customers need.

Our solutions are generally sold with a warranty for repairs of hardware and software defects and malfunctions. Our customers may renew maintenance agreements from our dealers or directly from us. Software maintenance includes an enhancement support program with ongoing delivery of “like-for-like” unspecified upgrade releases, service packs and hot fixes.

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

We manufacture our products through subcontractors, with the exception of our CSS product line (formerly CyberTech) which is manufactured by us.  Under manufacturing agreements with Flextronics Israel Ltd. ("Flextronics"), a subsidiary of a global electronics manufacturing services provider, with Bynet Communications Ltd. (“Bynet”), and with EMET Computing Ltd. (“EMET”), Flextronics, Bynet, and EMET provide us with turnkey manufacturing solutions including order receipt, purchasing, manufacturing, testing, configuration, inventory management and delivery to customers.  These agreements cover all of our product lines (with the exception of our CSS product line), including our voice recording family of products, our video product lines, our upgrade lines and our spare parts and return material authorization (RMA).  NICE is entitled to, and exercises, various control mechanisms and supervision over the entire production process.  In addition, Flextronics, the manufacturer of a significant portion of our products, is obligated to ensure the readiness of a back-up site in the event that the main production site is unable to operate as required.  We believe these outsourcing agreements provide us with a number of cost advantages due to Flextronics’ large-scale purchasing power, and greater supply chain flexibility.

Some of the components we use have a single approved manufacturer while others have two or more options for purchasing.  In addition, we maintain an inventory for some of the components and subassemblies in order to limit the potential for interruption.  We also maintain relationships directly with some of the more significant manufacturers of our components.  Although certain components and subassemblies we use in our existing products are purchased from a limited number of suppliers, we believe that we can obtain alternative sources of supply in the event that such suppliers are unable to meet our requirements in a timely manner.

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

Research and Development

We believe that the development of new products and the enhancement of existing products are essential to our future success.  Therefore, we intend to continue to devote substantial resources to research and new product development, and to continuously improve our systems and design processes in order to reduce the cost of our products.  Our research and development efforts have been financed through our internal funds and programs sponsored through the Government of Israel and the European community.  We believe our research and development effort has been an important factor in establishing and maintaining our competitive position.  Gross expenditures on research and development in 2010, 2011, and 2012 were approximately $102.2 million, $113.7 million, and $126.6 million, respectively, of which approximately $3.8 million, $3.4 million, and $4.1 million, respectively, were derived from third-party funding, and $1.3 million, $1.2 million, and $1.1 million, respectively, were capitalized software development costs.

In 2012, we were qualified to participate in 15 programs funded by the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor ("OCS") to develop generic technology relevant to the development of our products.  Such programs are approved pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, or the Research and Development Law, and the regulations promulgated thereunder.  We were eligible to receive grants constituting between 40% and 66% of certain research and development expenses relating to these programs.  Some of these programs are members of programs approved for companies with large research and development activities and some of these programs are members of certain Magnet consortiums.  Accordingly, the grants under these programs are not required to be repaid by way of royalties.  However, the restrictions of the Research and Development Law described below apply to these programs.  In 2010, 2011, and 2012 we received a total of $3.5 million, $3.1 million, and $2.5 million from the OCS programs, respectively, and we anticipate receiving approximately $1.4 million in 2013 from 2012 approved programs.

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

The Research and Development Law also provides that know-how developed under an approved research and development program may not be transferred to third parties without the approval of the OCS.  Such approval is not required for the sale or export of any products resulting from such research or development.  The OCS, under special circumstances, may approve the transfer of OCS-funded know-how outside Israel, in the following cases: (a) the grant recipient pays to the OCS a portion of the sale price paid in consideration for such OCS-funded know-how or in consideration for the sale of the grant recipient itself, as the case may be, which portion will not exceed six times the amount of the grants received plus interest (or three times the amount of the grant received plus interest, in the event that the recipient of the know-how has committed to retain the R&D activities of the grant recipient in Israel after the transfer); (b) the grant recipient receives know-how from a third party in exchange for its OCS-funded know-how; (c) such transfer of OCS-funded know-how arises in connection with certain types of cooperation in research and development activities; or (d) if such transfer of know-how arises in connection with a liquidation by reason of insolvency or receivership of the grant recipient.

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

                We currently hold 110 U.S. patents and 74 patents issued in additional countries covering substantially the same technology as the U.S. patents.  We have over 103 patent applications pending in the United States and other countries.  We believe that the improvement of existing products, and the development of new products are important in establishing and maintaining a competitive advantage.  We believe that the value of our products is dependent upon our proprietary software and hardware continuing to be “trade secrets” or subject to copyright or patent protection.  We generally enter into non-disclosure and non-compete agreements with our employees and subcontractors.  However, there can be no assurance that such measures will protect our technology, or that others will not develop a similar technology or use technology in products competitive with those offered by us.  In most of the areas in which we operate, third parties also have patents which could be found applicable to our technology and products. Such third parties may include competitors, as well as large companies, which invest millions of dollars in their patent portfolios, regardless of their actual field of business. Although we believe that our products do not infringe upon the proprietary rights of third parties, there can be no assurance that one or more third parties will not make a contrary claim or that we will be successful in defending such claim.

From time to time, we receive “cease and desist” letters claiming patent infringements.  However, no formal claims or other actions have been filed with respect to such alleged infringement, except for past claims which have since been settled or dismissed.  Defending infringement claims or other claims could involve substantial costs and diversion of management resources.  In addition, to the extent we are not successful in defending such claims, we may be subject to injunctions with respect to the use or sale of certain of our products or to liabilities for damages and may be required to obtain licenses which may not be available on reasonable terms.

               We own the following trademarks and/or registered trademarks in different countries:  ACTIMIZE, Actimize logo, Alpha, Decisive Moment, eGlue Interact, FAST, FAST alpha Silver, Fortent, Fortent Logo, IEX, Insight from Interactions, Intent. Insight. Impact., Know More Risk Less, Last Message Replay, Mass Detection Center, Mirra, NICE, NICE Analyzer, NICE Inform, NICE Inform Lite, NICE Inform Media Player, NICE Inform Verify, NICE Logo, NICE Perform, NICE Security Recording, NICE Situator, NICE SmartCenter, NICE Systems, NiceLog, NiceTrack, NiceTrack IP Probe, NiceTrack Location Tracking, NiceTrack Mass Detection Center, NiceTrack Monitoring Center, NiceTrack Pattern Analyzer, NiceTrack Traffic Analysis, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision Control Center, NiceVision Digital, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Open Situation Management, Own the Decisive Moment, Scenario Replay, Searchspace, Syfact, Syfact Investigator and TotalView.

Seasonality

Our business is in the process of transitioning to an enterprise software model, which is characterized, in part, by uneven business cycles throughout the year and which a significant number of our licenses are entered into in the fourth quarter of each year. We believe that seasonality in our business may become more prominent as the proportion of advanced software applications out of our overall sales mix continues to increase. We believe that these seasonal factors primarily reflect customer spending patterns and budget cycles.  While seasonal factors such as these are common in the software and technology industry, this pattern should not be considered a reliable indicator of our future revenue or financial performance.  Many other factors, including general economic conditions, also have an impact on our business and financial results.  See “Risk Factors” under Item 3 for a more detailed discussion of factors which may affect our business and financial results.

Regulation

Export Restrictions

The export of certain defense products from Israel, such as our NiceTrack line of products, requires a permit from the Israeli Ministry of Defense (MOD).  In addition, the sale of products to certain customers, mostly armed forces, also requires a permit from the Israeli Ministry of Defense.  In 2012, the vast majority of our sales were not subject to such permit requirements. To date, we have encountered no difficulties in obtaining such permits.  However, the MOD notifies us from time to time not to conduct business with specific countries that are undergoing political unrest, violating human rights or exhibiting hostility towards Israel, or imposes certain requirements as a condition to NICE being permitted to export products which are under the control of the MOD.  We may be unable to obtain permits for our intelligence products we could otherwise sell in particular countries in the future.

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

European Environmental Regulations

Our European activities require us to comply with Directive 2002/95/EC of the European Parliament on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (“RoHS 1”), which came into effect on July 1, 2006, and the new Directive 2011/65/EU of the European Parliament on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, which came into effect on January 1, 2013  (together with RoHS 1, “RoHS”).  RoHS provides, inter alia, that producers of electrical and electronic equipment may not place new equipment containing lead, mercury, cadmium, hexavalent chromium, polybrominated biphenyls and polybrominated diphenyl ethers, in amounts exceeding certain maximum concentration values, on the market in the European Union.  We are also required to comply with the European Community Regulation on chemicals and their safe use (EC 1907/2006) that deals with the Registration, Evaluation, Authorization and Restriction of Chemical substances (“REACH”), which came into effect on June 1, 2007.  REACH requires producers to manage the risks from chemicals used in their products and to provide safety information on the substances found in their products.

Our products meet the requirements of the RoHS and REACH directives and we are making every effort in order to maintain compliance, without adversely affecting the quality and functionalities of our products.  If we fail to maintain compliance, including by reason of failure of our suppliers to comply, we may be restricted from conducting certain business in the European Union, which could adversely affect our results of operations.

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

Competition

The Customer Interactions Management market is highly competitive and includes numerous companies offering a broad range of features and capabilities.  As the market is still developing, we anticipate the introduction of new and enhanced products by the players in the market.

We believe that our solutions have a competitive advantage based on their ability to serve large, multi-site, multi-channel, multi-touch point customer service organizations and their holistic integration and capture of various structured and unstructured data sources, their ability to extract insight with a multi-dimensional approach, and to drive cross-departmental action to impact business results.

In the WFO suite domain we are facing competition from vendors such as Aspect, Avaya, Software Inc., Callabrio, Genesys, Interactive Intelligence Inc. and Verint Systems.

In the Real-time Cross-channel Analytics arena we face competition from vendors such as Hewlett-Packard(through its acquisition of Autonomy Corp.), CallMiner, ClickFox, Infor, Mattersight (formerly eLoyalty), Nexidia, Pegasystems, and Utopy (now Genesys). Some of these vendors provide solutions which are not Real-time in nature and some provide solutions focused on one channel analytics (e.g. speech analytics).

In the Real-Time Decisioning and Guidance market we face competition from vendors such as Oracle ATG, Jacada and OpenSpan.

Following our recent acquisition of Fizzback, we introduced our Voice of the Customer solution for holistic view of the customer in the Customer Experience Management market. In this domain we are facing competition from vendors such as Medallia and ResponseTek.

We recently launched our Contact Center Fraud Prevention solution, which complements our cross divisional offering. We now face competition against vendors that offer Voice Biometrics such as Victrio.

As we are expanding our Software as a Service (SaaS) offering we are facing competition from some of our traditional competitors mentioned above, offering their solution in a SaaS model as well as competition from specific WFO providers offering their solution in a SaaS model only such as Interactive Intelligence and InContact.

A competitive advantage in the Customer Interactions Management market can be achieved through differentiation in product offering or business model.  With respect to products, we consider breadth of offering, application functionality, system performance and reliability, the ability to integrate with a variety of external systems and ease of use as key factors.  With respect to the business model, we consider marketing and distribution capacity, price and global service and support capacity as key factors.  We believe that NICE established a competitive advantage in the market based on our ability to service large, multi-site, multi-channel, multi-touch point customer service organizations and their holistic integration and our solutions capabilities to capture various structured and unstructured data sources, to extract insight with a multi-dimensional approach, and to drive cross-departmental action to impact business results. Furthermore, we believe the strength of our installed customer base alongside the size and capabilities of our global distribution network, our business partners, and our global service and support capacity provide us a significant differentiation factors in the market.

The driving forces of the Financial Crime and Compliance software solutions market are the introduction of new regulations and financial crime patterns that impact the entire financial services industry. The competitive landscape is highly fragmented. We face no single competitor that competes with us across all our solution areas. That being said, we face significant competition for each solution that we offer.  We believe that our focus on the financial services (and related) market provides us deep domain expertise that combined with our fast time to market, ability to provide service across the enterprise using one core platform and our ability to serve specific “point” solutions, all serve as levers to establish dominance in the market.  Our software solutions face competition from custom solutions developed internally by financial services institutions, as well as software and other solutions offered by commercial competitors that include ACI Worldwide, BAE Systems, FICO, Oracle Corporation, Progress Software, SAS Institute Inc. and Sungard Data Systems.

In the public safety voice recording for emergency calls market our ability to deliver an integrated recording system that can capture voice, video, data and meta-data information from trunk radio systems and computer aided dispatch systems, provide us a superior market position in respect to our competitors mainly in the large high-end emergency centers.  Another differentiating factor can be found in our applications for scenario reconstruction connecting multiple multimedia sources, including voice, video, data, GIS and meta-data together. Some of our competitors in the public safety market include ASC Telecom, Redbox Recorders, Ultra Electronics AudioSoft and Verint Systems.

 In the video platform, applications and analytics market we compete against, amongst others,  Bosch Security Systems, Genetec Inc., IndigoVision Group, Milestone Systems A/S, On-Net Surveillance Systems, Schneider Electric (formerly Pelco) and Verint Systems. In this fragmented market we offer a full solution based on our self-developed recording, management software, networking devices and real-time content analysis. This solution provides open interfaces to third party devices and applications and creates a competitive advantage for us in this market.

There are a few competitors who have products in the Physical Security Information Management (PSIM) market that compete with our Situator platform.  These include, amongst others, ADT Security Services (formerly Proximex), CNL Software, Verint Systems and VidsSys.  We offer a comprehensive and open solution that integrates with dozens of systems and sensors. This has spelled into a significant advantage for us in the market.  Furthermore, the domain expertise we have gained across each of our verticals means that we can tailor business logic (such as workflows and rules), specifically to the customer requirements.

There are a number of competitors in the telecommunications monitoring market, having products competing with our NiceTrack family of solutions. The primary ones are Atis, BAE Systems, JSI Telecom, Pen-link Ltd., SS8 Networks, Inc., Trovicor and Verint Systems.  We believe that our solutions offer innovations that provide law enforcement agencies and intelligence organizations the tools and capabilities they require to meet the challenges of today’s advanced telecommunications world.

Moreover, major enterprise software vendors, such as those from the traditional enterprise business intelligence and business analytics sector, Customer Relationship Management (or CRM), or infrastructure players (mostly telephony or switch vendors), may decide to enter our market space and compete with us in this emerging opportunity, either by internal development of comprehensive solutions or through acquisition of any of our existing competitors.

Organizational Structure

The following is a list of our significant subsidiaries, including the name and country of incorporation or residence. Each of our significant subsidiaries is wholly-owned by us.

Name of Subsidiary	Country of Incorporation or Residence

Nice Systems Australia PTY Ltd.	Australia
NICE Systems Technologies Brasil LTDA	Brazil
NICE Systems Canada Ltd.	Canada
Nice Systems China Ltd.	China
Nice Systems S.A.R.L.	France
NICE Systems GmbH	Germany
NICE APAC Ltd.	Hong Kong
NICE Systems Kft	Hungary
Nice Interactive Solutions India Private Ltd.	India
Nice Technologies Ltd.	Ireland
Actimize Ltd.	Israel
Nice Japan Ltd.	Japan
NICE Technologies Mexico S.R.L.	Mexico
CyberTech B.V.	Netherlands
IEX Corporation B.V.	Netherlands
Nice Systems (Singapore) Pte. Ltd.	Singapore
Nice Switzerland AG	Switzerland
Actimize UK Limited	United Kingdom
CyberTech UK Limited	United Kingdom
Fortent Limited	United Kingdom
Merced Systems Limited	United Kingdom
NICE Systems UK Ltd.	United Kingdom
Redkite Financial Markets Ltd. River Projects International Limited	United Kingdom United Kingdom
The Fizzback Group Limited	United Kingdom
Actimize Inc.	United States
Cybertech North America L.L.C.	United States
IEX Corporation	United States
Merced Systems Inc.	United States
Nice Systems Inc.	United States
Nice Systems Latin America, Inc.	United States

Property, Plants and Equipment

Our executive offices and engineering, research and development operations are located in North Ra’anana, Israel. The  offices include three buildings, which occupy: (i) approximately 116,000 square feet, with an annual rent and maintenance fee of approximately $3.15 million, paid in NIS and linked to the Israeli consumer price index, (ii) approximately 64,000 square feet, with an annual rent and maintenance fee for this facility of approximately $1.58 million, paid in NIS and linked to the Israeli consumer price index, and (iii) a new building completed during August 2012, of approximately 118,000 square feet, with an annual rent and maintenance fee for this facility of approximately $2.6 million, paid in NIS and linked to the Israeli consumer price index.  The lease for these three buildings in our Northern Ra’anana facilities will expire in December 2022 and fully replaced the Ra’anana Central Offices in January 2013.

We have leased various other offices and facilities in several other countries.  Our material leased facilities consist of the following:

•
Our new North American headquarters in Paramus, New Jersey, which occupies approximately 34,500 square feet and includes training and lab facilities.  We also have an additional office in New York, which occupies an aggregate 48,000 square feet; both locations are used as office space.

•	Our office in Denver, Colorado, which occupies approximately 27,063 square feet and is used as office space and includes a training facility and lab;

•	Our office in Richardson, Texas, which occupies approximately 37,564 square feet and is used as office space;

•	Our office in Southampton, U.K., which occupies approximately 23,428 square feet and is used as office space and includes a training facility and lab;

•	Our offices in London, U.K., which occupies approximately 21,500 square feet and is used as office space and includes a lab;

•	Our office in Berkshire, U.K., which occupies approximately 10,158 square feet and is used as office space;

•	Our office in Redwood Shores California, which occupies approximately 27,776 square feet and is used as office space and includes a lab;

•	Our office in the Netherlands, which occupies approximately 32,290 square feet and is used as office space and includes a training facility, lab, and a production area; and

•	Our office in Singapore, which occupies approximately 5,591 square feet and is used as office space.

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

Overview

We are a leading provider of software solutions that enable organizations to take the next-best-action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets.

Consumers transact and interact with and about organizations through various measures, including, among others, by phone – landline and mobile, face to face in the branch or store, and through social media. Through these many channels and touchpoints, consumers are generating mass amounts of data. Organizations are faced with the task of having to analyze and understand all this data in real time, so that they can take the right action and make an immediate and positive impact.

Our end-to-end solutions enable organizations to capture either directly or indirectly, analyze, and operationalize, both off-line and in real time, mass quantities of structured and unstructured data (Big Data) from multiple customer interaction channels, including phone calls, web activity,  mobile apps, emails, chat, social media, video, radio transmission, physical sensors, and transactions.

We operate in three business areas. Our Customer Interactions business serves customer-centric organizations in Business-to-Consumer enterprises, such as in the financial services, telecommunications, and healthcare industries, and others. Our Financial Crime & Compliance business serves financial institutions and regulatory agencies. Our Security, Safety & Operations business addresses the needs of security sensitive organizations, such as banks, airports, mass transit, utilities, and public safety agencies.

In each of our businesses, our solutions enable our customers to best prepare before, act during, and continuously improve interactions, transactions, and events. As a result, our solutions deliver substantial impact on revenue growth, operational efficiency, customer experience, compliance, and ensuring the safety and security of people and assets.

We are offering our solutions primarily in an on-premise business model. To address growing market demand and customer need for greater operational flexibility with lower upfront costs and faster implementations, we also offer many of our solutions as Hosted or as Software as a Service (SaaS). We intend to continue to expand our offering as hosted or in a SaaS model.

For a breakdown of total revenues by products and services and by geographic markets, for each of the last three years, please see Item 5, “Operating and Financial Review and Prospects – Results of Operation.”

Recent Acquisitions

The following acquisitions were accounted for by the acquisition method of accounting, and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values.  The results of operations related to each acquisition are included in our consolidated statement of income from the date of acquisition.

On October 22, 2012, we completed the acquisition of RedKite Financial Markets Limited (“RedKite”), an emerging provider of real-time, cloud-based institutional trade surveillance solutions. We acquired RedKite for total consideration of approximately $11.6 million comprised of $9.0 million in cash and $2.6 million representing the fair value of earn-out based on performance milestones, amounting to an additional maximum payment of $5.8 million. NICE Actimize’s enterprise trading compliance platform, broad library of regulatory coverage modules, market leadership, and global tier-one client presence, are expected to benefit from the RedKite acquisition, with the addition of RedKite’s innovative, front-office based approach to real-time trade surveillance to the Actimize trading compliance solutions suite.

On February 7, 2012, we completed the acquisition of Merced Systems, Inc. ("Merced"), the leading provider of performance management solutions that drive business execution in sales and service functions. We acquired Merced for total consideration of approximately $185.9 million.  Merced’s performance management solutions help drive sales effectiveness, superior customer experience and operating efficiency across a range of vertical industries. Merced’s products serve Global 2000 customers, and include advanced analytics and reporting, incentive compensation management, coaching, and other performance execution applications. It is expected that integrating Merced and NICE capabilities will create a closed-loop performance management solution.

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

On July 15, 2010, we completed the acquisition of e-Glue Software Technologies, Inc. ("e-Glue"), a leading provider of real-time decisioning and guidance solutions.  The acquisition was for total consideration of approximately $31.4 million, comprised of $25.6 million in cash and $5.8 million representing the fair value of earn out based on performance milestones amounting to additional payment of $6 million.

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

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Management believes that the significant accounting policies which affect its more significant judgments and estimates used in the preparation of the Consolidated Financial Statements and those that are the most critical to aid in fully understanding and evaluating our reported results include the following:

•	Revenue recognition

•	Allowance for doubtful accounts

•	Impairment of long-lived assets

•	Taxes on income

•	Contingencies

•	Business combination

•	Stock-based compensation; and

•	Valuation of investment in marketable securities.

Revenue Recognition.  We derive our revenues primarily from sales of software products, services, which include support and maintenance, installation, project management, customization, consulting, training and hosting, as well as hardware sales.  Revenue related to sales of our products is generally recognized when persuasive evidence of an agreement exists, the product has been delivered and title and risk of loss have passed to the buyer, the sales price is fixed or determinable, and collectability is probable.  Sales agreements which include a provision for customer acceptance are not recognized as revenue until either the customer has confirmed that the product or service has been accepted or as the acceptance provision has lapsed.

For arrangements with multiple elements within the scope of software revenue recognition guidance, we allocate revenue to the different elements in the arrangement under the residual method when vendor specific objective evidence ("VSOE") exists for all undelivered elements and no VSOE exists for the delivered elements.  This means that we defer the arrangement fee equivalent to the fair value of the undelivered elements and recognize revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software licenses) when the basic criteria in ASC 985-605 have been met. Any discount in the arrangement is allocated to the delivered element.

Starting January 1, 2011, we adopted the guidance of ASU 2009-13, Multiple-Deliverable Revenue Arrangements, (amendments to FASB ASC Topic 605, Revenue Recognition) ("ASU 2009-13") and ASU 2009-14, Certain Arrangements That Include Software Elements, (amendments to FASB ASC Topic 985, Software) ("ASU 2009-14"). ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendment eliminates the residual method of revenue allocation and requires revenue to be allocated using the relative selling price method. ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance in determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. As such, we prospectively applied these provisions to all revenue arrangements entered into or materially modified after January 1, 2011.  This guidance does not generally change the units of accounting for our revenue transactions. Most products and services qualify as separate units of accounting and the revenue is recognized when the applicable revenue recognition criteria are met. Our arrangements generally do not include any provisions for cancellation, termination, or refunds that would significantly impact recognized revenue. While certain of our products with embedded software are now accounted for following ASC 605, other software deliverables which are occasionally sold together with tangible products are not essential for the performance of the tangible products and thus continued to be within the scope of ASC 985-605. As a result, the impact of the adoption of these standards was immaterial.

Our revenue recognition policies provide that, when a sales arrangement contains multiple elements, such as software and non-software components that function together to deliver the products’ essential functionality, we allocate revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its VSOE, if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. We establish VSOE of selling price using the price charged for a deliverable when sold separately and, in rare instances, using the price established by management having the relevant authority. When VSOE cannot be established, we attempt to establish selling price of each element based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, our go-to-market strategy differs from that of our peers and our offerings contain a significant level of differentiation such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, we are unable to reliably determine what similar competitor products’ selling prices are on a standalone basis. Therefore, we are typically not able to determine TPE.  The best estimate of selling price is established considering several external and internal factors including, but not limited to, historical sales, pricing practices and geographies in which we offer our products. The determination of the ESP is subject to discretion.

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

We also generate sales from SaaS offerings which provide our customers access to certain of our software within a cloud-based IT environment that we manage and offer to customers on a subscription basis. Revenues for our software SaaS subscription offerings are recognized ratably over the contract term commencing from the date its service is made available to customers and when all other revenue recognition criteria have been satisfied.

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

Impairment of Long-Lived Assets.  Our long-lived assets include goodwill, property and equipment, In Process Research and Development, and identifiable other intangible assets that are subject to amortization.  In assessing the recoverability of our goodwill, property and equipment and other identifiable intangible assets that are held and used, we make judgments regarding whether impairment indicators exist based on legal factors, market conditions and operating performances of our reporting units or asset groups.  Future events could cause us to conclude that impairment indicators exist and that the carrying values of these long-lived assets are impaired.  Any resulting impairment loss could have a material adverse impact on our financial position and results of operations.

ASC 350 "Intangible – Goodwill and Other," requires that goodwill be tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.  These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition or sale or disposition of a significant portion of a reporting unit.  We operate in three operation-based segments: Customer Interactions Solutions, Security Solutions and Financial Crime and Compliance Solutions - and these segments comprise our reporting units.

In September 2011, the Financial Accounting Standards Board, or FASB issued ASU 2011-08, Testing Goodwill for Impairment, codified in ASC 350 "Intangibles – Goodwill and Other." The revised accounting standard is intended to simplify how an entity tests goodwill for impairment. The amendment allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity is no longer required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. We adopted the new guidance as of January 1, 2012.

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

Following the adoption of the new standard described above we performed a qualitative assessment and concluded that for the Customer Interactions Solutions and the Security Solutions, it is not more likely than not that the fair value of the reporting units is less than their respective carrying amounts and accordingly it is not necessary to perform the two-step quantitative goodwill impairment test. For the Financial Crime and Compliance Solutions segment, we concluded that it is more likely than not that the fair value of the reporting unit is less than its carrying amount and accordingly a quantitative goodwill impairment test was performed during the fourth quarter of 2012. Based upon the annual impairment test of the Financial Crime and Compliance Solutions, the estimated fair value of the reporting unit was not substantially in excess of its respective carrying values (exceeded by approximately 13%). Because the estimated fair value did not exceed the carrying value in the quantitative test, no impairment of goodwill existed and the second step of the goodwill impairment test was not required. Therefore in the event of unfavorable changes in forecasted cash flows, terminal value multiples and/or weighted-average cost of capital, the Financial Crime and Compliance Solutions reporting unit is at risk of failing the first step of the goodwill impairment test.

We are required to assess the impairment of long-lived assets, tangible and intangible, other than goodwill, under ASC 360 "Property, Plant, and Equipment," when events or changes in circumstances indicate that the carrying value may not be recoverable.  Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period.

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

We record interest on late tax payments and tax related penalties as  a component of our Taxes on Income. Beginning 2012, we revised our accounting policy and now classify interest and penalties related to income taxes (which includes uncertain tax positions) as a component of the provision for income taxes in taxes on income (tax benefit) on the consolidated statements of income. We believe that the classification of interest and penalties in the provision for income taxes is preferable because we believe these interest and penalties are costs of managing taxes payable (as opposed to, for example, interest being the cost of a debt). It is also more consistent with the way in which we manage the settlement of uncertain tax positions as one overall amount inclusive of interest and penalties and will provide more meaningful information to investors by including only interest income related to the our financial assets within financial income, net.

The change in accounting method for presentation of interest and penalties for income taxes was accounted for in accordance with ASC 250, "Accounting Changes and Error Corrections."  Accordingly, the change in accounting principle has been applied retrospectively by adjusting the financial statement amounts for the prior periods presented. The change to current or historical periods presented herein due to the change in accounting principle was limited to income statement classification, with no effect on net income.

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

Business Combination.  We apply the provisions of ASC 805 "Business Combination," accordingly we are required to allocate the purchase price of acquired companies to the tangible and intangible assets acquired, liabilities assumed, as well as in-process research and development based on their estimated fair values.  In allocating the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, we developed the required assumptions underlying the valuation work.  Critical estimates in valuing certain of the intangible assets include but are not limited to: future expected cash flows from customer contracts, customer lists, distribution agreements and acquired developed technologies; expected costs to develop the in-process research and development into commercially viable products and estimating cash flows from the projects when completed; the acquired company’s brand awareness and market position, as well as assumptions about the period of time the brand will continue to be used in the combined company’s product portfolio; and discount rates.  Management’s estimates of fair value are based upon assumptions believed to be reasonable, utilizing a market participant approach, but which are inherently uncertain and unpredictable.  Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur.  We were assisted by a third party appraiser in applying the required economic models (such as income approach and cost approach), in order to estimate the fair value of assets acquired and liabilities assumed in the business combination.

Stock-based Compensation.  We account for stock-based compensation in accordance with the provisions of ASC 718 "Compensation - Stock Compensation."  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award.  We estimate the fair value of stock options granted using the Black-Scholes-Merton option-pricing model and values restricted stock based on the market value of the underlying shares at the date of grant.  We recognize compensation costs using the graded vesting attribution method that results in an accelerated recognition of compensation costs.

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

We apply the provisions of ASC 820, "Fair Value Measurements and Disclosures."  ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.  As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, as set forth below, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

Adoption of New Accounting Standards

As discussed above in “ – Impairment of Long-Lived Assets,” in September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment, codified in ASC 350 "Intangibles – Goodwill and Other."  We adopted the new guidance as of January 1, 2012 and concluded that only for the Financial Crime and Compliance Solutions segment it is more likely than not that the fair value of the reporting unit is less than its carrying amount and accordingly a quantitative goodwill impairment test was performed only for this reporting unit.

In June 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income, codified in ASC 220 “Comprehensive Income.”  The standard requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance also eliminates the option to present the components of other comprehensive income as part of the statement of equity. We adopted the new guidance as of January 1, 2012 and chose to present the Comprehensive Income in two separate but consecutive statements.

Recently Issued Accounting Pronouncements

In February 2013, the FASB issued ASU 2013-02 Presentation of Comprehensive Income, codified in ASC 220 “Comprehensive Income.” The standard requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income.

Results of Operations

The following table sets forth our selected consolidated statements of income for the years ended December 31, 2010, 2011, and 2012 expressed as a percentage of total revenues. Totals may not add up due to rounding.

	2010	2011	2012
Revenues
Products	47.2%	44.8%	42.0%
Services	52.8	55.2	58.0
	100.0	100.0	100.0
Cost of revenues
Products*	32.9	32.7	33.3
Services*	44.5	43.6	44.8
	39.0	38.7	40.0

Gross Profit	61.0	61.3	60.0

Operating expenses
Research and development, net	14.1	13.7	13.8
Selling and marketing	25.9	25.1	26.2
General and administrative	11.1	12.0	10.9
Amortization of acquired intangibles	2.8	3.0	3.7
Restructuring expenses	-	-	0.2
Total operating expenses	53.9	53.8	54.8

Operating income	7.1	7.5	5.2
Financial income, net	1.3	1.3	0.9

Income before taxes	8.4	8.8	6.1
Taxes on income	1.3	1.6	(1.6)

Net income	7.1	7.2	7.7
_______________________
(*) Respective revenues

Comparison of Years Ended December 31, 2011 and 2012

Revenues

Our total revenues increased by approximately 10.7% to $879.0 million in 2012 from $793.8 million in 2011.  Revenues from sales of Customer Interactions Solutions were $566.0 million in 2012, an increase of 18.5% from 2011, revenues from sales of Security Solutions were $185.9 million in 2012, a decrease of 3.1% from 2011, and revenues from sales of Financial Crime and Compliance Solutions were $127.1 million in 2012, an increase of 2.2% from 2011.  Approximately 47% of the growth in revenues from Customer Interactions Solutions is attributed to the inclusion of Merced results for the first time in 2012, approximately 27% of the growth in revenues from Customer Interactions Solutions is attributable to the inclusion of full year results of Fizzback compared with two months of results included in 2011 and the inclusion of full year results of Cybertech compared with ten months of results included in 2011. The remaining growth in revenues of 26% from Customer Interactions Solutions is attributed to organic growth driven by accelerated demand for analytics based applications.  The decline in revenues from Security Solutions is attributable primarily to a decrease in revenues from communication intelligence solutions due to a deferral of a number of major deals into 2013 which has partially been offset by the increase of sales of our situation management solutions. The increase in revenues from Financial Crime and Compliance Solutions is attributed to organic growth driven by increasing regulation and the need for compliance, increasing fraud attempts and a shift from in-house to best-of-breed shelf solutions.

	Years Ended December 31, (U.S. dollars in millions)
	2011	2012	Dollar Change	Percentage Change

Product Revenues	$355.8	$369.4	$13.6	3.8%
Service Revenues	438.0	509.6	71.6	16.3
Total Revenues	$793.8	$879.0	$85.2	10.7%

Approximately 54% of the increase in product revenues is due to organic growth driven by increased demand for our analytics based applications and Financial Crime and Compliance Solutions, partially offset by a decrease in revenues from Security Solutions. Approximately 46% of the increase in product revenues is attributed to the inclusion of Merced results for the first time in 2012.

Approximately 47% of the increase in service revenues is attributed to an increase in maintenance revenue resulting from an increase in the install base from previous years’ sales and due to the inclusion of Merced results for the first time in 2012. Approximately 40% of the increase in service revenues is attributed to an increase in SaaS and hosting revenues resulting from the inclusion of full year results for Fizzback in 2012 compared to two months in 2011 and the inclusion of Merced results for the first time in 2012. The remaining 13% of the increase in service revenues is attributed to an increase in professional services revenues primarily as a result of the inclusion of Merced results for the first time in 2012.

Revenue by Region

	Years Ended December 31, (U.S. dollars in millions)
	2011	2012	Dollar Change	Percentage Change

United States, Canada and Central and South America (“Americas”)	$499.2	$549.6	$50.4	10.1%
Europe, the Middle East and Africa (“EMEA”)	196.6	210.4	13.8	7.0
Asia-Pacific (“APAC”)	98.0	119.0	21.0	21.4
Total Revenues	$793.8	$879.0	$85.2	10.7%

The Americas revenue increased by 10.1%, of which approximately 69% is due to the inclusion of Merced results for the first time in 2012, approximately 19% is attributable to the inclusion of Fizzback and Cybertech results for a full year and the remaining 12% is attributed to organic growth in the Customer Interactions Solutions partially offset by a decrease in the Security Solutions.

The EMEA revenue increased by 7.0%. The increase is primarily attributable to the inclusion of full year 2012 results for Fizzback and Cybertech, the inclusion of Merced for the first time in 2012 and organic growth in the Security Solutions, partially offset by a decrease in the Customer Interactions Solutions.

The APAC revenue increased by 21.4%, of which approximately 36% is attributable to organic growth in the Security Solutions, approximately 30% is attributable to organic growth in the Customer Interaction Solutions revenues, approximately 18% is attributed to the inclusion of Merced results for the first time in 2012, approximately 9% is attributable to organic growth in Financial Crime and Compliance Solutions revenues and the remaining 7% is attributable to the inclusion of Fizzback and Cybertech results for a full year in 2012.

Cost of Revenues

	Years Ended December 31, (U.S. dollars in millions)
	2011	2012	Dollar Change	Percentage Change

Cost of product revenues	$116.3	$122.9	$6.6	5.7%
Cost of service revenues	191.0	228.3	37.3	19.5
Total cost of revenues	$307.3	$351.2	$43.9	14.3%

Cost of product revenues increased on a dollar basis and as a percentage of product revenues.  The increase on a dollar basis is mostly a result of increase in product revenues and higher amortization of intangible assets in a total amount of $42.8  million in 2012 compared to $30.2 million in 2011, which is primarily a result of the acquisition of Merced and the inclusion of Cybertech and Fizzback for a full year.  The increase as a percentage of product revenues is primarily due to higher amortization of intangible assets.  Cost of service revenues increased on a dollar basis and as a percentage of service revenues. The increase on a dollar basis is primarily due to an increase of cost of wages as a result of additional headcount to support the growth in the business and amortization of intangibles assets due to the acquisition of Merced.  The increase in the percentage of cost of service from service revenues is attributed to higher amortization of intangible assets.

Gross Profit

	Years Ended December 31, (U.S. dollars in millions)
	2011	2012	Dollar Change	Percentage Change

Gross profit on product revenues	$239.5	$246.5	$7.0	2.9%
as a percentage of product revenues	67.3%	66.7%
Gross profit on service revenue	247.0	281.3	34.3	13.9%
as a percentage of service revenues	56.4%	55.2%
Total gross profit	$486.5	$527.8	$41.3	8.5%
as a percentage of total revenues	61.3%	60.0%

The decrease in gross profit margin on product revenues and service revenues is a result of a higher amortization of intangible assets due to the acquisition of Merced and the inclusion of Fizzback and Cybertech for a full year in 2012.

Operating Expenses

		Years Ended December 31, (U.S. dollars in millions)
	2011	2012	Dollar Change	Percentage Change

Research and development, net	$109.1	$121.4	$12.3	11.3%
Selling and marketing	199.0	230.2	31.2	15.7
General and administrative	95.7	96.1	0.4	0.4
Amortization of acquired intangible assets	23.7	32.6	8.9	37.6
Restructuring expenses	-	1.9	1.9	N/A

Research and Development, Net.  Research and development expenses, before capitalization of software development costs and government grants, increased to $126.6 million in 2012, as compared to $113.7 million in 2011 and represented 14.4% and 14.3% of revenues in 2012 and 2011, respectively. The increase in research and development, net is attributed primarily to an increase in cost of wages and subcontractors, primarily as a result of the Merced acquisition and the inclusion of Fizzback results for a full year in 2012.

Capitalized software development costs were $1.1 million in 2012, as compared to $1.2 million in 2011.  Amortization of capitalized software development costs included in cost of product revenues were $1.2 million and $1.3 million in 2012 and 2011, respectively.

Selling and Marketing Expenses.  Selling and marketing expenses increased to $230.2 million in 2012, as compared to $199.0 million in 2011, and represented 26.2% of total revenues in 2012, as compared to 25.1% of total revenues in 2011.  Approximately 48% of the increase in selling and marketing expense is attributed to an increase in cost of wages as a result of increased headcount, approximately 32% of the increase is attributed to the inclusion of Merced results for the first time in 2012. The remainder of the increase is primarily due to an increase in travel and exhibitions expenses.

General and Administrative Expenses.  General and administrative expenses increased to $96.1 million in 2012, as compared to $95.7 million in 2011, and represented 10.9% of total revenues in 2012, as compared to 12.0% of total revenues in 2011.  The increase in general and administrative expense is due primarily to an increase in acquisition-related costs partially offset by a reduction in legal fees.

Amortization of acquired intangible assets.  Amortization of acquired intangibles included in the operating expenses represent 3.7% and 3.0% of our 2012 and 2011 revenues, respectively.  The increase in amortization of acquired intangible assets is primarily attributable to amortization of intangible assets related to the acquisition of Merced, and the amortization of intangible assets related to Fizzback for a full year in 2012.

Restructuring expenses.  Restructuring expenses in a total amount of $1.9 million comprised of retirement of leasehold improvements and property evacuation costs.

Financial and Other Income

	Years Ended December 31, (U.S. dollars in millions)
	2011	2012	Dollar Change	Percentage Change

Financial income, net	$10.8	$6.7	$(4.1)	(38.0)%
Other income (expenses), net	(0.2)	1.5	1.6	---

Financial Income, Net.  The decrease in financial income, net is attributable primarily to the decrease in cash and cash equivalents and marketable securities average balance in 2012 as compared to 2011.

Taxes on Income.  In 2012 we recorded a benefit for taxes on income amounting to $14.0 million, as compared to an expense of $12.4 million in 2011. The tax benefit arose as a result of the combination of (i) the release of tax provisions made in prior years, primarily as a result of the unadjusted expiration of the statute of limitations, and settlements of routine tax audits with certain tax authorities together with (ii) the realization of deferred tax liabilities which in a business combination is initially recorded due to the significant difference between the amounts assigned to the acquired intangible assets for financial reporting and tax purposes. This deferred tax liability was correspondingly realized against the amortization of the acquired intangible assets related to Merced as well as to those for the first full year of Fizzback.

The introduction of our Preferred Enterprise program from 2012 and the resultant substitution of our Approved and Privileged Enterprises had only a minor impact on our effective tax rate.  This is because the benefits from the reduced tax rates under the Preferred Enterprise programs are largely similar to those we previously enjoyed under the Approved and Privileged Enterprise programs.

Further information with regard to our Approved and Privileged Enterprise programs can be found in Item 3, “Risk Factors” under the caption “We currently benefit from local government programs as well as international programs and local tax benefits that may be discontinued or reduced” and in Note 13 of our Consolidated Financial Statements under the caption “Taxes on Income.”

Subject to unpredictable effects of any future settlements with tax authorities, unadjusted expiration of the statute of limitations, future changes in law or accepted practice and effects of potential mergers and acquisitions, we expect our effective tax rate (which includes effects of FIN No. 48 which has been incorporated into ASC 740) to be approximately 15-17% in the coming years.

Net Income.  Net income was $67.9 million in 2012, as compared to $57.3 million in 2011.  The increase in 2012 resulted primarily from the increase in revenues and the benefit from taxes on income.

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

Operating Expenses

	Years Ended December 31, (U.S. dollars in millions)
	2010	2011	Dollar Change	Percentage Change

Research and development, net	$97.1	$109.1	$12.0	12.4%
Selling and marketing	178.4	199.0	20.6	11.5
General and administrative	76.3	95.7	19.4	25.4
Amortization of acquired intangible assets	19.5	23.7	$4.2	21.5

Research and Development, Net.  Research and development expenses, before capitalization of software development costs and government grants, increased to $113.7 million in 2011, as compared to $102.2 million in 2010 and represented 14.3% and 14.8% of revenues in 2011 and 2010, respectively. The increase in research and development, net is attributed primarily to an increase in cost of wages and subcontractors, partially as a result of the Cybertech and Fizzback acquisitions.

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

General and Administrative Expenses.  General and administrative expenses increased to $95.7 million in 2011, as compared to $76.3 million in 2010, and represented 12.0% of total revenues in 2011, as compared to 11.1% in 2010.  The increase in general and administrative expense is due mainly to an increase in: (i) cost of wages which accounts for approximately 46% of the increase, (ii) legal fees which accounts for approximately 25% of the increase and an increase in rent and utilities costs which accounts for approximately 17% of the increase.

Amortization of acquired intangible assets.  Amortization of acquired intangibles included in the operating expenses represent 3.0% and 2.8% of our 2011 and 2010 revenues, respectively.  The increase in amortization of acquired intangible assets is mainly attributable to amortization of intangible assets related to the acquisitions of Cybertech and Fizzback.

Financial and Other Income

	Years Ended December 31, (U.S. dollars in millions)
	2010	2011	Dollar Change	Percentage Change

Financial income, net	$9.3	$10.8	$1.5	16.1%
Other expenses, net	(0.1)	(0.2)	-	-

Financial Income, Net.  The increase in financial income, net is attributable mainly to the increase in cash and cash equivalents and marketable securities average balance in 2011 as compared to 2010.

Taxes on Income.  In 2011 taxes on income amounted to $12.4 million, as compared to $9.5 million in 2010.  Our effective tax rate amounted to 17.8% in 2011 which is broadly in line with our effective tax rate of 16.4% in 2010.

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

Liquidity and Capital Resources

In recent years, the cash generated from our operating activities has financed our operations.  Generally, we invest our excess cash in highly liquid investment grade securities.  At December 31, 2012, we had $444.7 million of cash and cash equivalents and short-term and long-term investments, as compared to $562.6 million at December 31, 2011 and $663.25 million at December 31, 2010.

Cash provided by operating activities was $135.6 million, $154.4 million, and $145.0 million in 2012, 2011, and 2010, respectively.  Net cash from operations in 2012 consisted primarily of net income of $67.9 million and adjustments for non-cash activities including depreciation and amortization of $95.5 million, decrease in other receivables and prepaid expenses of $3.8 million and stock-based compensation of $23.6 million which were partially offset by an increase in trade receivables of $11.9 million, deferred tax of $24.2 and decrease in accrued expenses and other liabilities of $17.9 million. Net cash from operations in 2011 consisted primarily of net income of $57.3 million and adjustments for non-cash activities including depreciation and amortization of $67.0 million, increase in accrued expenses and other liabilities of $35.6 million and stock-based compensation of $21.2 million which were partially offset by an increase in trade receivables of $20.6 million and deferred tax of $8.8 million.  Net cash from operations in 2010 consisted primarily of net income of $48.7 million and adjustments for non-cash activities including depreciation and amortization of $57.1 million, an increase in accrued expenses and other liabilities of $25.9 million, stock-based compensation of $21.1 million, and a decrease in trade receivables of $6.3 million which were partially offset by a decrease in trade payables of $7.1 and deferred tax of $4.9 million.

Net cash used in investing activities was $164.3 million [in 2012. Net cash provided by investing activities was $9.4 million in 2011 and net cash used in investing activities was $276.7 million in 2010.  In 2012, net cash used in investing activities consisted primarily of payment for the acquisition of Merced, RedKite and other acquisitions in an aggregate of $164.5 million and net purchase of property and equipment of $27.7 million, offset by net proceed of marketable securities and short-term deposits of $32.9 million. In 2011, net cash provided by investing activities consisted primarily of net proceeds from marketable securities of $174.2 million which funded payment for the acquisitions of Fizzback, Cybertech and other acquisitions in an aggregate of $143.4 million and purchase of property and equipment of $17.3 million.  In 2010, net cash used in investing activities consisted primarily of net investment in marketable securities of $251.4 million, payment for the acquisitions of e-Glue, Orsus and other acquisitions in an aggregate of $52.3 million, and purchase of property and equipment of $11.7 million, which were partially offset by proceeds from short-term bank deposits of $40.0 million.

Net cash used in financing activities was $76.6 million in 2012 and $68.8 million in 2011. Net cash provided by financing activities was $26.0 million in 2010.  In 2012, net cash used in financing activities was attributed primarily to the purchase of our ordinary shares of $107.0 million under the three programs to repurchase ordinary shares in a total amount of up to $300 million, which were offset by proceeds from issuance of shares upon exercise of options and purchase of shares under employee share purchase plans of $30.4 million. In 2011, net cash used in financing activities was attributed primarily to the repurchase of our ordinary shares of $95.9 million under the first program to repurchase ordinary shares in a total amount up to $100.0 million which were offset by proceeds from the issuance of shares upon exercise of options and purchase of shares under employee share purchase plans of $26.8 million.  In 2010, net cash provided from financing activities consisted primarily of proceeds from the issuance of shares upon exercise of options and purchase of shares under employee share purchase plans of $26.0 million.  As of December 31, 2012, we had non-binding arrangements for the rendering of credit lines from banks against our portfolio with those banks.

We believe that based on our current operating forecast, the combination of existing working capital and expected cash flows from operations will be sufficient to finance our ongoing operations for the next twelve months.

Research and Development and Intellectual Property

For information on our research and development policies and intellectual property, please see Item 4, “Information on the Company” in this annual report.

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

Contractual Obligations

Set forth below are our contractual obligations and other commercial commitments over the medium term as of December 31, 2012 (in thousands of U.S. dollars).

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3-5 years	More than 5 years
Operating Leases	113,927	16,835	29,552	23,733	43,807
Unconditional Purchase Obligations	13,591	7,195	6,396	-	-
Severance Pay*	24,327
Total Contractual Cash Obligations	151,845	24,030	35,948	23,733	43,807
Uncertain Income Tax Positions **	37,965

*	Severance pay relates to accrued obligations to employees as required under applicable labor laws. These obligations are payable only upon termination, retirement or death of the respective employees.

**
Uncertain income tax positions under ASC 740 are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement.  See Note 13(h) of our Consolidated Financial Statements for further information regarding our liability under ASC 740.pay relates to accrued obligations to employees as required under applicable labor laws.  These obligations are payable only upon termination, retirement or death of the respective employees.

		Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1- 3 years	3-5 years	More than 5 years
Guarantees – continuing operations	15,161	8,558	5,231	-	1,372

Qualitative and Quantitative Disclosure About Market Risk

For information on the market risks relating to our operations, please see Item 11, “Quantitative and Qualitative Disclosures about Market Risk” in this annual report.

Item 6.                  Directors, Senior Management and Employees.

Directors and Senior Management

The following table sets forth, as of March 17, 2013, the name, age and position of each of our directors and executive officers:

Name	Age	Position
David Kostman(1)(4)(5)	48	Chairman of the Board of Directors
Joseph Atsmon(1)(3)	64	Vice-Chairman of the Board of Directors
Rimon Ben-Shaoul(2)(4)	68	Director
Yoseph Dauber(2)(3)	77	Director
Dan Falk(1)(2)(3)(4)(5)(6)	68	Director
Yocheved Dvir(1)(2)(3)(6)	60	Director
Yehoshua Ehrlich(4)	63	Director
Zeev Bregman	51	President, Chief Executive Officer, and Director
Yochai Rozenblat	51	President, Enterprise Group
Yaron Tchwella	52	President, Security Group and Executive Vice President Business Operation
Amir Orad	37	President and Chief Executive Officer, NICE-Actimize
Dafna Gruber	48	Chief Financial Officer
Yechiam Cohen	56	Corporate Vice President, General Counsel and Corporate Secretary
Eran Porat	50	Corporate Vice President, Finance
Eran Liron	45	Executive Vice President, Corporate Development
Benny Einhorn	57	President, NICE EMEA and Chief Marketing Officer
Barak Eilam	37	President, NICE Americas
Raghav Sahgal	50	President, NICE APAC
Sigal Gillmore	43	Executive Vice President, Human Resources
 ___________________________
(1)    Member of the Audit Committee.
(2)    Member of the Compensation Committee.
(3)    Member of the Internal Audit Committee.
(4)	Member of the Mergers and Acquisitions Committee.
(5)	Member of the Nominations Committee.
(6)	Outside Director. See Item 6, “Directors, Senior Management and Employees—Board Practices— Outside Directors.”

At our annual meeting of shareholders held on September 12, 2012, we elected the following six (6) members to the Board of Directors, in addition to  the two outside directors of the Company, to serve as directors of the Company until the next annual general meeting of the shareholders, or until termination of office according to the Company’s articles of association and applicable law: Mr. Ron Gutler, Mr. Joseph Atsmon, Mr. Rimon Ben-Shaoul, Mr. Yoseph Dauber, Mr. David Kostman and Mr. Yehoshua (Shuki) Ehrlich to increase the number of directors to eight, and to add to our board another director with relevant hi-tech experience and background.

In July 2012, Udi Ziv, resigned from his position as President of our Enterprise Group, and Yochai Rozenblat, then-current President and Chief Executive Officer of NICE Americas assumed the position of President of our Enterprise Group. Barak Eilam assumed the position of President of NICE Americas.

In July 2012, Ad Ketelaars resigned from his position as President of NICE EMEA. In July 2012, Benny Einhorn, the Company’s Chief Marketing Officer, assumed the position of President of NICE EMEA in addition to his current position.

On February 13, 2013, Ron Gutler resigned from his position as Chairman of the Board of Directors, and David Kostman was appointed by the Board of Directors and assumed the position of Chairman of the Board of Directors.

On March 14, 2013, Zeev Bregman, our President and Chief Executive Officer, was appointed to serve as a director of the Company.

Set forth below is a biographical summary of each of the above-named directors and executive officers of NICE.  Each of our directors qualifies as an independent director under applicable NASDAQ rules.

David Kostman has served as one of our directors since 2001, with the exception of the period between June 2007 and July 2008 and as our Chairman of the Board since February 2013.  Mr. Kostman is currently Chairman of Nanoosh LLC and Chairman of Leisure Class LLC. Until recently he served on the board of directors of publicly traded Retalix Ltd., which was acquired by NCR Corporation, and on the board of directors of several other private companies.  From 2006 until 2008, Mr. Kostman was a Managing Director in the investment banking division of Lehman Brothers, heading the Global Internet Group.  From April 2003 until July 2006, Mr. Kostman was Chief Operating Officer and then Chief Executive Officer of Delta Galil USA, a subsidiary of publicly traded Delta Galil Industries Ltd.  From 2000 until 2002, Mr. Kostman was President of the International Division and Chief Operating Officer of  publicly traded VerticalNet Inc.  Prior to that Mr. Kostman worked in the investment banking divisions of Lehman Brothers (1994-2000) focusing on the technology and Internet sectors and NM Rothschild & Sons (1992-1993), focusing on M&A and privatizations. Mr. Kostman holds a Bachelor’s degree in Law from Tel Aviv University and a Master’s degree in Business Administration from INSEAD.

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

Yoseph Dauber has served as one of our directors since April 2002.  Mr. Dauber has served in various senior positions at Bank Hapoalim since 1973.  Until June 2002, Mr. Dauber was Deputy Chairman of the Board of Management and Joint Managing Director of Bank Hapoalim and was responsible for the commercial division of the bank.  From 1994 to June 2002, Mr. Dauber served as Chairman of the Isracard Group.  From 1995 to July 2002, Mr. Dauber also served as Chairman of Poalim American Express.  From 2002 to 2003, he served as Chairman of the Israel Maritime Bank Ltd. and from 2003 to 2008 he served as a director of Bank Hapoalim.  Mr. Dauber currently serves as a director of MAGICJACK VOCALTEC Ltd., Delek Group Ltd., S.Shlomo Holdings Ltd and Chairman of KCPS Manof Fund.  Mr. Dauber holds a Bachelor’s degree in Economics and Statistics from the Hebrew University in Jerusalem and a Master’s degree in Law from Bar Ilan University.

Dan Falk has served as one of our statutory outside directors since 2001.  From 1999 to 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V.  From 1985 to 1999, Mr. Falk served in various positions in Orbotech Ltd., the last of which were Chief Financial Officer and Executive Vice President.  From 1973 to 1985, he served in several executive positions in the Israel Discount Bank.  Mr. Falk also serves as the Chairman of ORAD Hi-Tech Systems Ltd., and serves on the board of directors of Orbotech Ltd., Ormat Technologies Inc., Attunity Ltd., Nova Measuring Systems Ltd., Amiad Water Systems Ltd., and Plastopil Ltd..  Mr. Falk holds a Bachelor’s degree in Economics and Political Science and a Master’s degree in Business Administration, both from the Hebrew University, Jerusalem.

Yocheved Dvir has served as one of our statutory outside directors since January 2008.  Since 2000, Ms. Dvir has served as a strategic advisor in business development affairs to multiple companies and initiatives that were being founded.  Ms. Dvir also serves on the board of directors of Alrov Real Estate, Visa Cal, Edey Med, and Applisonix Ltd. Until recently, she served on the boards of Trendline Business Information & Communications Ltd., Menorah Insurance Company Ltd., Israel Corporation Ltd., ECI Telecom Ltd., Strauss Industries Ltd., Phoenix Holding and Phoenix Insurance Co.  Between 1990 and 2000, Ms. Dvir served as a Senior Vice President of the Migdal Group.  Ms. Dvir joined the Migdal Group in 1981 and, until late 2000, held a number of senior financial and managerial positions, including Head of the Group’s Economics Department (1986-1988), Head of the Group’s Corporate Office (1989-1992), Head of the Group’s General Insurance Division and Corporate Office (1993-1997), Group CFO (1997-1999), Head of the Group’s Strategic Development Division and Marketing Array and Risk Manager (2000).  Ms. Dvir holds a Bachelor’s degree in Economics and Statistics from the University of Haifa and a full second degree in Statistics from the Hebrew University of Jerusalem.

        Yehoshua (Shuki) Ehrlich has served as one of our directors since September 2012. Mr. Ehrlich is an active social investor, serving as Chairman of "Committed to Give", a group formed by Israeli social investors for promoting philanthropy in Israel and several other social organizations. Mr. Ehrlich also serves as a member of the executive board of Israel Venture Network and a board member of AfterDox, an angels' investment group. Between the years 2000 and 2010, Mr. Ehrlich served as Managing Director at Giza Venture Capital, where he focused on the communications, enterprise software and information technology sectors. Formerly, Mr. Ehrlich had a fifteen-year career with Amdocs, a public software company specializing in billing, CRM, order management systems for telecommunications and Internet service providers. In his last role at Amdocs, Mr. Ehrlich served as Senior Vice President of Business Development. Mr. Ehrlich holds a BSc in Mathematics and Computer Science from the Tel Aviv University.

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

Yochai Rozenblat has served as President of the Enterprise Group since July 2012.  From September 2009 to June 2012, Mr. Rozenblat was President and Chief Executive Officer of our American division. Prior to that, Mr. Rozenblat was President of the Enterprise Group in the Americas. From 2003 to 2007, Mr. Rozenblat served as our Vice President of Sales, responsible for North America and from 2007 his responsibilities also extended to South America.  Before joining NICE in 2004, Mr. Rozenblat led the Enterprise Sales Team at Clarify, the CRM division of Amdocs.  Mr. Rozenblat has a Bachelor’s degree in Law from Tel Aviv University.

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

    Amir Orad has served as President and Chief Executive Officer of NICE-Actimize since April 2010.  From 2007 until 2010, Mr. Orad served in various positions in NICE-Actimize, including President of the Americas, Executive Vice President of Product Management and Business Development, and Chief Marketing Officer.  From 2005 until 2006, Mr. Orad was VP Marketing of RSA Security and from 1999 until 2005, he was a member of the founding team and Executive Vice President of Marketing of Cyota Inc., an online security and anti-fraud company that was acquired by RSA Security.  Mr. Orad holds an MBA from Columbia University's executive program and a B.S. in Computer Science and Management from Tel Aviv University.

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

Benny Einhorn has served as our President of NICE EMEA and Chief Marketing Officer since July 2012.  Mr. Einhorn acted as Chief Marketing Officer since April 2012 and was responsible for NICE’s global marketing, business partner and channel activities. From 2008 to 2009, Mr. Einhorn served as the Vice President of Sales & Marketing in Modu, an innovative manufacturer of the world’s lightest modular mobile phones.  From 2001 to 2008, he was the Chief Marketing Officer and President of EMEA at Comverse Inc.  Mr. Einhorn holds an MBA degree and a Bachelor's degree in Industrial Engineering from Tel Aviv University.

Barak Eilam has served as President of our American division since July 2012. In his previous position with NICE, Mr. Eilam was the head of sales and the general manager of the Enterprise Group in the Americas. From 2007 to 2009, Mr. Eilam founded and served as the general manager of the NICE Interaction Analytics Global Business Unit. Mr. Eilam has also served in a variety of executive positions within NICE, managing different aspects of the business in product development, sales and product management. Before joining NICE in 1999, Mr. Eilam was an officer for an elite intelligence unit in the Israeli defense forces. Mr. Eilam holds a Bachelor's degree in Electrical & Electronics Engineering from Tel Aviv University.

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

Sigal Gillmore has served as Executive Vice President, Human Resources since September 2009.  From 1996 until 2009, Ms. Gillmore held several field, regional and corporate roles at Microsoft.  In her most recent role at Microsoft, Ms. Gillmore led the staffing function across all international regions (EMEA, Asia, Latin America) overseeing both Sales and R&D sites. Ms. Gillmore holds a Master’s degree in organizational behavior from Tel Aviv University.

There are no family relationships between any of the directors or executive officers named above.

Compensation

The aggregate compensation paid to or accrued on behalf of all our directors and executive officers as a group of 22 persons during 2012 consisted of approximately $8.6 million in salary, fees, bonus, commissions and directors’ fees and approximately $0.5 million in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts we expended for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

We have a performance-based bonus plan for our executive management team. The plan is based on our overall performance, the particular unit performance, individual performance and the results of the customer satisfaction survey conducted annually. The measurements can change year over year, and are a combination of financial parameters, including revenues, booking, operating income and collection. The plan is reviewed and approved by our Board of Directors annually, as is any bonus payment under the plan.

During 2012, our officers and directors received, in the aggregate, options to purchase 539,997 ordinary shares and 44,166 restricted share units under our equity based compensation plans.  The options have a weighted average price of $27.92 and will expire six years after the date of grant.  The restricted shares units are granted at par value of the ordinary shares.  For information regarding our option exchange program, see "–Share Ownership–Option Exchanges and Price Adjustment" below.

                Pursuant to the requirements of the Israeli Companies Law, 5759–1999, or the Israeli Companies Law, remuneration of our directors requires shareholder approval.  Compensation and reimbursement for outside directors (as described below) is statutorily determined pursuant to the Israeli Companies Law.  Effective as of October 1, 2012, our shareholders approved the payment to each of our directors, including outside directors, of an annual fee of NIS 120,000 (equivalent to approximately $32,145) and a meeting attendance fee of NIS 3,250 (equivalent to approximately $871), including for meetings of committees of the board of directors.  The cash amounts set forth above are subject to adjustment for changes in the Israeli consumer price index after September 2012.

On September 12, 2012, at our 2012 annual general meeting of shareholders, our shareholders approved the increase of the Chairman of the Board’s special annual cash fee from NIS 390,000 (equivalent to approximately $104,474) to NIS 450,000 (equivalent to approximately $120,546), effective as of October 1, 2012.  The special annual fee is subject to adjustment for changes in the Israeli consumer price index after September 2012.

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

The board may, subject to the provisions of the Israeli Companies Law, appoint a committee of the board and delegate to such committee all or any of the powers of the board, as it deems appropriate.  Notwithstanding the foregoing and subject to the provisions of the Israeli Companies law, the board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees.  The board has appointed an internal audit committee under the Israeli Companies Law that has four members, an audit committee that has four members, a compensation committee that has four members, a nominations committee that has two members and a mergers and acquisitions committee that has four members.  We do not have, nor do our subsidiaries have, any directors’ service contracts granting to the directors any benefits upon termination of their employment. In addition, from time to time the board may appoint an ad hoc committee for certain purposes, such as the review, negotiation and recommendation of approval of M&A transactions.

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

The initial term of an outside director is three years and may be extended for up to two additional three-year terms.  Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the outside director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the company.  Reelection of an outside director may be effected through one of the following mechanisms: (1) the board of directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint outside directors for their initial term; or (2) a shareholder holding one percent or more of a company’s voting rights proposed the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than two percent of the voting rights in the company.  Each committee of a company’s board of directors which is empowered to exercise any of the board’s powers is required to include at least one outside director, provided that each of the audit committee and compensation committee must include all of the outside directors.

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

Financial and Accounting Expertise

Pursuant to the Israeli Companies Law, our board of directors has determined that at least one member of our board of directors must be an “accounting and financial expert.”  The Israeli Companies Law requires that all outside directors must be “professionally qualified.” Under applicable NASDAQ rules, each member of our audit committee must be financially literate and at least one of the members must have experience or background that results in such member’s financial sophistication.  Our board of directors has determined that Dan Falk is an “accounting and financial expert” for purposes of the Israeli Companies Law and is financially sophisticated for purposes of applicable NASDAQ rules.  See also Item 16A, “Audit Committee Financial Expert” in this annual report.

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

Audit Committee

The NASDAQ rules also require that the audit committee of a listed company must be composed of at least three directors, each of whom is (i) independent; (ii) does not receive any compensation (except for board fees) from the company; (iii) is not an affiliated person of the company or any subsidiary; and (iv) has not participated in the preparation of the company’s (or a current subsidiary’s) financial statements during the past three years.  All of the current members of our audit committee (presently comprised of Joseph Atsmon (Chairman), David Kostman, Dan Falk and Yocheved Dvir) meet the NASDAQ standards described above.

Our audit committee has adopted a charter specifying the committee’s purpose and outlining its duties and responsibilities which include, among other things, (i) appointing, retaining and compensating the company’s independent auditor, subject to shareholder approval, (ii) pre-approving all services of the independent auditor,  (iii) reviewing and approve all related party transactions and (iv) overseeing our accounting and financial reporting processes and the audits of our financial statements.  Our audit committee is also authorized to act as our “qualified legal compliance committee.” As such, our audit committee will be responsible for investigating reports made by attorneys appearing and practicing before the SEC in representing us, of perceived material violations of U.S. federal or state securities laws, breaches of fiduciary duty or similar material violations of U.S. law by us or any of our agents.

We believe we currently meet the applicable NASDAQ requirements and we intend to continue to take all actions as may be necessary for us to maintain our compliance with applicable NASDAQ requirements.

Compensation Committee

As required by NASDAQ rules, our compensation committee approves the compensation of our executive officers. The compensation committee is also authorized to approve the grant of stock options and other securities to eligible grantees under our benefit plans pursuant to guidelines adopted by our board of directors.  However, grants of stock options and other securities to our executive officers also require approval of our board of directors.  Under a recent amendment to the Israeli Companies Law, the board of directors of a public company must establish a compensation committee. The compensation committee must consist of at least three directors who satisfy certain independence qualifications, and the chairman of the compensation committee is required to be an outside director. Under the Israeli Companies Law, the role of the compensation committee is to recommend to the board of directors, for ultimate shareholder approval by a special majority, a policy governing the compensation of office holders based on specified criteria, to review modifications to the compensation policy from time to time, to review its implementation and to approve the actual compensation terms of office holders prior to the approval thereof by the board of directors.

The current members of this committee, all of whom satisfies the respective independence requirements of both NASDAQ and the Israeli Companies Law, are Dan Falk (chairman), Rimon Ben Shaoul, Yoseph Dauber and Yocheved Dvir.

Nominations Committee

As required by NASDAQ rules, our nominations committee recommends candidates for election to our board of directors pursuant to a written charter.  The current members of this committee, all of whom are independent directors, are David Kostman and Dan Falk.

Mergers and Acquisitions Committee

Our Board of Directors has delegated powers with respect to the review and recommendation of mergers and acquisitions and related investments and transactions, which are then subject to approval by the Board of Directors. The committee also has limited authority to approve mergers and acquisitions for consideration up to a certain amount.  The current members of this committee, all of whom are independent directors, are David Kostman (chairman), Dan Falk, Rimon Ben Shaoul and Yehoshua Ehrlich.

Employees

At December 31, 2012, we had 3,400 employees worldwide, which represented an increase of approximately 9% from year-end 2011.

The following table sets forth the number of our full-time employees at the end of each of the last three fiscal years as well as the main category of activity and geographic location of such employees:

	At December 31,
Category of Activity	2010	2011	2012

Operations	122	147	110
Customer Support	1,018	1,204	1,291
Sales & Marketing	604	677	809
Research & Development	705	728	803
General & Administrative	345	373	387
Total	2,794	3,129	3,400

Geographic Location
Israel	1,212	1,200	1,206
Americas	1,009	1,095	1,298
Europe	352	564	607
Asia Pacific	221	270	289
Total	2,794	3,129	3,400

We also utilize temporary employees in various activities.  On average, we employed 80 temporary employees and obtained services from 764 consultants (not included in the numbers set forth above) during 2012.

Our future success will depend in part upon our ability to attract and retain highly skilled and qualified personnel.  Although competition for such personnel is generally intense, we believe that adequate personnel resources are currently available in Israel to meet our requirements.

We are not a party to any collective bargaining agreement with our employees or with any labor organization.  However, we are subject to certain labor related statutes, and to certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists’ Association of Israel) that are applicable to our Israeli employees by order of the Israeli Ministry of Labor and Welfare.  These statutes and provisions principally concern the length of the work day and the work week, minimum wages for workers, insurance for work-related accidents, determination of severance pay and other conditions of employment.  Furthermore, pursuant to such provisions, the wages of most of our Israeli employees are automatically adjusted based on changes in the Israeli consumer price index, or CPI.  The amount and frequency of these adjustments are modified from time to time.  Israeli law generally requires the payment by employers in Israel of severance pay upon the death of an employee, his retirement or upon termination of employment by the employer without due cause.  We currently fund our ongoing severance obligations in Israel by making monthly payments to approved severance funds or insurance policies.  Please see Note [2p] to our Consolidated Financial Statements.  In addition, according to the National Insurance Law, Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, an organization similar to the U.S. Social Security Administration.  These contributions entitle the employees to benefits in periods of unemployment, work injury, maternity leave, disability, reserve military service and bankruptcy or winding-up of the employer.  Since January 1, 1995, such amount also includes payments for national health insurance.  The payments to the National Insurance Institute are equal to approximately 17% of an employee’s wages (up to a certain cap as determined from time to time by law), of which the employee contributes approximately 66% and the employer contributes approximately 34%.

In addition to our severance obligations for employees located in Israel, we pay severance benefits to our employees located elsewhere in accordance with the local laws and practices of the countries in which they are employed. Moreover, we are subject to Dutch labor laws and practices for our employees in Alkmaar.

Employment Agreements

We have employment agreements with our officers.  Pursuant to these employment agreements, each party may terminate the employment for no cause by giving a 30, 60 or 90 day prior written notice (six to twelve months in the case of certain senior officers).  In addition, we may terminate such agreement for cause with no prior notice.  The agreements generally include non-competition and non-disclosure provisions, although the enforceability of non-competition provisions in employment agreements under Israeli law is very limited.

Share Ownership

As of March 17, 2013, our directors and executive officers beneficially owned options to purchase an aggregate of 801,797 ordinary shares that were vested on such date or that were scheduled to vest within the following 60 days, or approximately 1.31% of our outstanding ordinary shares. The options have an average exercise price of $29.24 per share and expire between 2013 and 2017. The restricted share units are granted at the nominal value of the ordinary shares.  No individual director or executive officer beneficially owns 1% or more of our outstanding ordinary shares.

The following is a description of each of our option plans, including the amount of options currently outstanding and the weighted average exercise price.

2008 Share Incentive Plan

In June 2008, we adopted the NICE-Systems Ltd. 2008 Share Incentive Plan, or 2008 Plan, to provide incentives to employees, directors, consultants and/or contractors by rewarding performance and encouraging behavior that will improve our profitability. Under the 2008 Plan, our employees, directors, consultants and/or contractors may be granted any equity-related award, including any type of an option to acquire our ordinary shares and/or share appreciation right and/or share and/or restricted share and/or restricted share unit and/or other share unit and/or other share-based award and/or other right or benefit under the Plan (each an “Award”).  We have registered, through the filing of registration statements on Form S-8 with the SEC under the Securities Act of 1933, 6,000,000 ADSs for issuance under the 2008 Plan.

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

The 2008 Plan provides that the number of shares that may be subject to Awards granted under the 2008 Plan shall be an amount per calendar year, equal to 3.5% of our issued and outstanding share capital as of December 31 of the preceding calendar year.  Out of such quantity, options that are not granted in a particular calendar year will not be allocated during the next calendar years.  By setting these terms, our board of directors took into account the need for current employee retention and retention of future employees, including, specifically, the need to retain in certain years employees that join through acquisitions. During 2012, we granted 1,536,145 options and restricted share units under the 2008 Plan (which constituted 2.5% of our issued and outstanding share capital as of December 31, 2012).

The 2008 Plan is generally administered by our board of directors and compensation committee, which determines the grantees under the 2008 Plan and the number of Awards to be granted.  As of March 17, 2013, options and restricted share units to purchase 4,291,268 ordinary shares were outstanding under the 2008 Plan at a weighted average exercise price of $19.19.  On May 14, 2012, we registered, through the filing of registration statements on Form S-8 with the SEC under the Securities Act of 1933, an additional 1,000,000 ADSs, issuable to participants in the 2008 Plan.

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

The 2003 Plan is generally administered by our compensation committee, which determines the grantees under the 2003 Plan and the number of options to be granted.  As of March 17, 2013, options to purchase 60,000 ordinary shares were outstanding under the 2003 Plan at a weighted average exercise price of $28.28.

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

As of March 17, 2013, assumed Actimize options to purchase 52,735 ordinary shares of NICE were outstanding at a weighted average exercise price of $10.08.  No additional grants are being made under this plan following the acquisition of Actimize.

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

As of March 17, 2013, assumed Orsus options to purchase 9,292 ordinary shares of NICE were outstanding under the 2007 Orsus Plan, comprised of 7,000 ordinary shares underlying the Retention Options at an exercise price per share of $30.78; and 2,292 ordinary shares underlying the Key Employee Awards at an exercise price per share equal to the nominal value of the ordinary shares of NICE.  We have registered, through the filing of registration statements on Form S-8 with the SEC under the Securities Act of 1933, 60,000 ADRs for issuance under the 2007 Orsus Plan.

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

Pursuant to the terms of the e-Glue acquisition agreement, we assumed the outstanding stock options and restricted share units granted by e-Glue under the 2004 e-Glue Plan that did not expire upon closing of the e-Glue acquisition.  Following such assumption, the options represent rights to purchase ordinary shares of NICE or restricted share units of NICE, pursuant to a set formula (such options and restricted share units, together the “Assumed e-Glue Options”).  Some of the Assumed e-Glue Options have a three year vesting period, with a third becoming vested and exercisable one year from their date of grant and the remainder vesting and become exercisable in equal installments on an annual basis over the following two years. The remaining portion of the Assumed e-Glue Options vest as follows: 25% vest and become exercisable one year from their date of grant, and the remaining 75% vested and became exercisable on December 31, 2011. Certain Assumed e-Glue Options are subject to acceleration rights if employment is terminated within a limited time period and under certain circumstances. If the grantee ceases to be an employee or service provider of us or one of our subsidiaries, for any reason, the optionee may exercise or be entitled to the Assumed e-Glue Options to the extent they were vested and exercisable on the date of termination of employment or service, as the case may be, but only during the period ending on the earlier of (a) 10 years from the date of grant (unless sooner terminated as provided in a specific award agreement) or (b) three months after the date of termination of employment or service, as the case may be.  However, if the optionee dies or becomes disabled prior to the expiration date of his or her Assumed e-Glue Options while still in the employ or service of us or one of our subsidiaries, or during the three month period described in the preceding sentence, or in the event of the retirement of the optionee for reasons of disability (within the meaning of Section 22(e)(3) of the U.S. Internal Revenue Code, 1986), the Assumed e-Glue Options shall remain exercisable until the earlier of their expiration date in accordance with the award agreement or one year from the date of such death or retirement.  When applicable, the Assumed e-Glue Options shall be held by, and registered in the name of, a trustee, according to Section 102(b) of the Israeli Income Tax Ordinance [New Version], 5731-1961.

As of March 17, 2013, Assumed e-Glue Options and restricted share unit to purchase 32,642 ordinary shares of NICE were outstanding under the 2004 e-Glue Plan.  The exercise price per share underlying the options and restricted share units is equal to the nominal value of an ordinary share.  We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act of 1933, 76,035 ADRs for issuance under the 2004 e-Glue Plan.

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

As of March 17, 2013, assumed Fizzback options and restricted share units to purchase 113,457 ordinary shares of NICE were outstanding under the Fizzback Plan.  We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act of 1933, 165,695 ordinary shares for issuance under the Fizzback Plan.

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

As of March 17, 2013, assumed Merced options, restricted share units and restricted shares to purchase 163,437 ordinary shares of NICE were outstanding under the 2001 Merced Plan and the 2011 Merced Plan.  We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act of 1933, 343,288 ordinary shares for issuance under the 2001 Merced Plan and the 2011 Merced Plan.

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

Item 7.                 Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares, with respect to each person known to us to be the beneficial owner of 5% or more of our outstanding ordinary shares, reported as of March 17, 2013.  None of our shareholders has any different voting rights than any other shareholder.

Name and Address	Number of Shares		Percent of Shares Beneficially Owned (1)

Psagot Investment House Ltd. 14 Ahad Ha’am Street Tel Aviv 65142, Israel	3,432,205	(2)	5.7%

Migdal Insurance and Financial Holdings Ltd.	3,128,315	(3)	5.2%
___________
(1)           Based upon 60,501,102 ordinary shares issued and outstanding as of March 17, 2013.

(2)           These securities are held for members of the public through, among others, portfolio accounts managed by Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., mutual funds managed by Psagot Mutual Funds Ltd., provident funds managed by Psagot Provident Funds and Pension Ltd., and pension funds managed by Psagot Pension (Haal) Ltd., according to the following segmentation: 1,798,162 ordinary shares are held by portfolio accounts managed by Psagot Securities Ltd., 988,321 ordinary shares are held by provident funds managed by Psagot Provident Funds and Pension Ltd., 529,190 ordinary shares are held by Psagot Exchange Traded Notes Ltd., 97,983 ordinary shares are held by mutual funds managed by Psagot Mutual Funds Ltd. (of this amount, 13,500 shares may also be considered beneficially owned by Psagot Securities Ltd., but are not included in the shares beneficially owned by Psagot Securities Ltd., as indicated above), and 18,549 ordinary shares are held by pension funds managed by Psagot Pension (Haal) Ltd.  Each of the foregoing companies is a wholly-owned subsidiary of Psagot Investment House Ltd.   This information is based upon a Schedule 13G/A filed by Psagot Investment House Ltd. with the SEC on February 13, 2013.

(3)           These ordinary shares are held for members of the public through, among others, provident funds mutual funds, pension funds, and insurance policies which are managed by subsidiaries of Migdal Insurance & Financial Holdings Ltd. (“Migdal”), according to the following segmentation: (i) 3,093,237 Ordinary Shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal, according to the following segmentation: 1,835,852 Ordinary Shares are held by Profit participating life assurance accounts; 1,091,636 Ordinary Shares are held by Provident funds and companies that manage provident funds and 165,749 Ordinary Shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 35,078 are beneficially held for their own account (Nostro account). This information is based upon a Schedule 13G filed by Migdal Insurance & Financial Holdings Ltd. with the SEC on August 22, 2012.

As of March 18, 2013, we had approximately 60 registered ADS holders of record in the United States, holding approximately 63% of our outstanding ordinary shares, as reported by The Bank of New York Mellon, the depositary for our ADSs.

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

Calyon Dispute

In December 2006, Calyon Corporate and Investment Bank filed a suit against us in the District Court of Tel Aviv, demanding repayment of $648,144 plus accrued interest, for a total amount of $740,395.  We had deducted this amount in January 2004 from a payment transferred in connection with our acquisition of Thales Contact Solutions ("TCS").  We had notified TCS in 2004 that we had set off such amount with respect to an overdue payment by TCS to us.  The dispute was submitted to mediation, however the mediation process failed and the proceedings were returned to the District Court of Tel Aviv.  A trial was held on September 11, 2011, and on May 6, 2012 the Court ruled in our favor, dismissing all claims filed by Calyon and ordering Calyon to pay our expenses.  On June 26, 2012, Calyon filed an appeal to Israel’s Supreme Court. The Supreme Court ordered Calyon to submit its written summary by June 18, 2013, and NICE to submit its written summary by August 15, 2013. A hearing is scheduled for November 20, 2013.

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

Fair Isaac Patent Infringement Lawsuit

On September 16, 2009 Fair Isaac Corporation (FICO) filed a claim in the United States District Court for the District of Delaware against Actimize Inc., a wholly owned subsidiary of ours, and NICE, claiming that Actimize and NICE are infringing on two U.S. patents.  These patents cover various aspects of fraud detection.  FICO requested damages and an injunction.  On January 18, 2012, the parties agreed to the terms of settlement proposed by the court.  The parties resolved the case and filed a Stipulation of Dismissal on June 29, 2012, and the court ordered the dismissal on July 2, 2012.

Nuvation Dispute

On March 10, 2010, Nuvation Research Corporation (“Nuvation”) filed a lawsuit against us with the Supreme Court of the State of New York.  The lawsuit alleges, among others, that we breached a contract with Nuvation and defrauded Nuvation.  Nuvation is claiming damages in a total amount of $8 million.  On or about September 19, 2011, the parties reached an agreement in principle to settle the dispute through binding arbitration/mediation and also agreed that the mediation outcome will be subject to a minimum payment by NICE to Nuvation of $100,000. The parties had a one-day arbitration/mediation meeting on March 14, 2012, and an award, dated April 25, 2012, was issued and the Judge dismissed all of Nuvation’s claims with prejudice.    NICE paid such amount to Nuvation, and the parties also exchanged general releases and executed and filed a Stipulation of Dismissal, with prejudice. The case has been resolved.

Tal-Yam Dispute

On July 15, 2010, Tal-Yam Engineering Projects Management and Initiation (“Tal-Yam”) filed a suit against us in the Tel Aviv Magistrate’s Court.  The suit alleges a breach of contract due to failure to pay for services rendered to us.  Tal-Yam is seeking damages in the amount of approximately NIS 1.0 million and disclosure of certain invoices and related documentation.  NICE submitted its statement of defense on October 24, 2010.  The parties participated in mediation proceedings that were not successful and pre-trial proceedings are currently taking place.  Trial hearings took place during January 2013, and summation has yet to be scheduled by the court.

Discrimination in Employment Disputes

On August 20, 2010, a former employee of IEX Corp., a wholly-owned subsidiary of ours, filed a complaint with the District Court of the Northern District of Illinois, alleging that we, and our subsidiary IEX Corp., engaged in prohibited discrimination in terminating his employment.  The case was settled in April 2011, and the matter is no longer pending.

On November 7, 2012, a former employee of Actimize Inc. filed a suit in the United States District Court for the Southern District of New York claiming discrimination on the basis of disability. The suit includes a claim for reinstatement as well as compensatory damages and other relief. The parties are scheduled to hold mediation on May 16, 2013, and the estimated demand for settlement by the plaintiff is about $310,000 plus attorney fees. The company is unable to evaluate the probability of a favorable or unfavorable outcome in this dispute.

Dividends

On February 13, 2013, we announced that our board of directors has approved a dividend plan under which we intend to pay quarterly cash dividends to holders of our ordinary shares and ADRs subject to declaration by the board. We expect the initial annual dividend to be $0.64 per share, or $0.16 per share quarterly. The first payment is expected to be made in the second quarter of 2013. Under Israeli law, dividends may be paid only out of profits and other surplus (as defined in the law) as of our most recent financial statements or as accrued over a period of two years, whichever is higher, provided that there is no reasonable concern that the dividend distribution will prevent us from meeting our existing and foreseeable obligations as they come due.  Apart from these dividends, the Company has never declared or paid cash dividends on its ordinary shares. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on various factors, such as our statutory profits, financial condition, operating results and current and anticipated cash needs.  In the event cash dividends are declared by us, we may pay such dividends in Israeli currency.  Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion. For more information regarding the taxation implications of the dividend plan, see “Item 10 - Additional Information - Taxation.”

Significant Changes

There are no significant changes that occurred since December 31, 2012, except as otherwise disclosed in this annual report and in the annual consolidated financial statements included in this annual report.

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

	ADSs
	High	Low
Annual
2008	$35.87	$16.11
2009	33.42	18.04
2010	35.20	25.10
2011	38.49	27.17
2012	40.04	29.51

Quarterly
Quarterly 2011
First Quarter	$37.35	$32.01
Second Quarter	38.49	32.60
Third Quarter	37.50	27.17
Fourth Quarter	37.82	27.61

Quarterly 2012
First Quarter	$40.04	$33.66
Second Quarter	39.84	35.52
Third Quarter	37.34	29.51
Fourth Quarter	34.95	30.64

Quarterly 2013
March 2013 (through March 24)	$38.28	$34.02

Monthly
September 2012	$33.49	$30.07
October 2012	34.95	30.64
November 2012	34.35	31.54
December 2012	34.50	32.14
January 2013	38.28	34.02
February 2013	37.56	34.88
March 2013 (through March 24)	37.44	35.24

On March 24, 2013, the last reported price of our ADSs was $37.17 per ADS.

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

	Ordinary Shares
	High		Low
	NIS	$	NIS	$
Annual
2008	133.80	35.54	63.00	16.72
2009	125.00	33.70	74.05	18.18
2010	129.70	34.66	97.20	25.08
2011	139.00	37.45	97.25	27.12
2012	150.00	38.82	117.80	30.29

Quarterly 2011
First Quarter	131.50	37.45	114.50	32.12
Second Quarter	131.70	38.68	110.50	32.18
Third Quarter	139.00	37.45	97.25	27.12
Fourth Quarter	135.10	37.32	105.30	27.98

Quarterly 2012
First Quarter	148.90	40.08	127.70	34.00
Second Quarter	150.00	38.82	134.00	34.90
Third Quarter	145.90	37.29	119.80	30.12
Fourth Quarter	136.20	35.07	117.80	30.29

Quarterly 2013
First Quarter (through March 24)	144.00	38.69	124.20	33.27

Monthly
September 2012	130.50	33.25	121.60	31.10
October 2012	136.20	35.07	117.80	30.29
November 2012	131.80	34.04	125.50	31.76
December 2012	132.00	34.69	121.60	32.46
January 2013	144.00	38.69	124.20	33.27
February 2013	138.20	37.38	128.60	34.88
March 2013 (through March 24)	137.90	37.32	131.50	35.32

As of March 24, 2013, the last reported price of our ordinary shares on the TASE was NIS 137.20 (or $37.42) per share.

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

Approval of Office Holder Compensation

A recent amendment to the Israeli Companies Law imposes new approval requirements for the compensation of office holders. Every public company must adopt a compensation policy, recommended by the compensation committee,  and approved by the board of directors and the shareholders, in that order, no later than September 2013. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter (similar to the threshold described above). In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy. Although NASDAQ rules generally require shareholder approval when an equity based compensation plan is established or materially amended, as a foreign company we follow the aforementioned requirements of the Israeli Companies Law.

In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder must be approved separately by the compensation committee, the board of directors and the shareholders of the company (by the same majority noted above), in that order. The compensation terms of other officers require the approval of the compensation committee and the board of directors.

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

We have undertaken to indemnify our directors and officers pursuant to applicable law. We have obtained directors' and officers' liability insurance for the benefit of our directors and officers.  The Company currently has a directors and officers liability insurance policy limited to $100 million (the “Policy”), at an annual premium of approximately $467,170. Our internal audit committee, board of directors, and shareholders have approved the Company’s entering into an additional “Side A” Difference in Conditions extension of the Policy, limited to an additional $25 million, which provides the directors and officers with personal asset protection in situations when other sources of insurance or indemnification fail or are not available (the “Extended Policy”). The Extended Policy portion will be at an additional annual premium of approximately $65,000.

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

The Israeli Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder in the company.  An acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company and there is no existing 45% or greater shareholder in the company.  These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a 25% shareholder of the company and resulted in the acquirer becoming a 25% shareholder of the company or (iii) was from a 45% shareholder of the company and resulted in the acquirer becoming a 45% shareholder of the company.  The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders.  The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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

Merced Acquisition

On February 7, 2012, we completed the acquisition of Merced Systems, Inc. ("Merced"), the leading provider of performance management solutions that drive business execution in sales and service functions. We acquired Merced for total consideration of approximately $185.9 million.  Merced’s performance management solutions help drive sales effectiveness, superior customer experience and operating efficiency across a range of vertical industries. Merced’s products serve Global 2000 customers, and include advanced analytics and reporting, incentive compensation management, coaching, and other performance execution applications. Integrating Merced and NICE capabilities creates a closed-loop performance management solution.

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

General Corporate Tax Structure

        Generally, Israeli companies are subject to Corporate Tax on taxable income at the rate of 24% for the 2011 tax year, 25% for the 2012 tax year and 25% for the 2013 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2012, the corporate tax rate is scheduled to remain at a rate of 25% for future tax years.  Israeli companies are generally subject to capital gains tax at the corporate tax rate.  However, the effective tax rate payable by a company that derives income from an Approved, Privileged or Preferred Enterprise (see below), may be considerably less.

        In 2012, we elected to measure our Israeli taxable income in U.S. dollars.  We were permitted to make such a change pursuant to regulations published by the Israeli Minister of Finance, which provide the conditions for doing so.  We believe that we meet and will continue to meet, the necessary conditions and as such, will continue to measure our results for tax purposes based on the U.S. dollar/NIS exchange rate.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959, as amended.

        We derive and expect to continue to derive significant tax benefits in Israel relating to our “Approved, Privileged and Preferred Enterprise” programs, pursuant to the Law for Encouragement of Capital Investments, 1959, or the Investments Law.  To be eligible for these tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets.  In the event of a failure to comply with these conditions, the benefits may be canceled and we may be required to refund the amount of the benefits, in whole or in part, including interest and certain inflation adjustments.  As of December 31, 2012 we believe that we are in compliance with all the conditions required by the law.

        Full details regarding our Approved, Privileged and Preferred Enterprises may be found in Note 13(a)(2) of our Consolidated Financial Statements.

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

The amendment generally abolishes the previous tax benefit routes that were afforded under the Investment Law, specifically the tax-exemption periods previously allowed, and introduces new tax benefits for industrial enterprises meeting the criteria of the law, which include the following:

•
A reduced corporate tax rate for industrial enterprises, provided that more than 25% of their annual income is derived from export, which will apply to the enterprise’s entire preferred income so that in the tax years 2011-2012 the reduced tax rate was 10% for preferred income derived from industrial facilities located in development area A and 15% for those located elsewhere in Israel, in the tax years 2013-2014 the reduced tax rate will be 7% for development area A and 12.5% for the rest of Israel, and in the tax year 2015 and onwards the reduced tax rate will be 6% for development area A and 12% for the rest of Israel.

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

A Preferred Company (as defined in the Investments Law) may generally elect to apply the provisions of the amendment to preferred income produced or generated by it commencing from January 1, 2011. The amendment provides various transitional provisions which allow, under certain circumstances, to apply the new regime to investment programs previously approved or elected under the Investments Law in its previous form, or to continue existing investment programs under the provisions of the Investment Law in its previous form for a certain period of time. We have elected to become subject to the amendment from January 1, 2012, which if validly made, the majority of our previous Approved or Privileged Enterprise programs will be substituted for Preferred Enterprises.

Previously tax-exempted earnings - Amendment of the Investments Law - 2012

As explained above, under the Approved and Privileged Enterprise regimes, a company that pays a dividend (which for a Privileged Enterprise includes the repurchase of our shares) out of income derived during the tax exemption period will be subject to Corporate Tax in respect of the amount distributed at the rate which would have been applicable had the company not been exempt from tax under the aforementioned regimes.

On November 12, 2012, an amendment to the Investments Law was published which intends to encourage companies to voluntarily elect for an immediate payment of corporate tax on previously tax-exempted earnings pursuant to Approved and/or Privileged Enterprises  statuses accumulated until December 31, 2011. The reduced corporate tax rates are determined in accordance with the proportion of previously tax-exempted earnings covered by the election. There is no requirement for an actual distribution of these previously tax-exempted earnings. Should the previously tax-exempted earnings on which the election was made actually be distributed, there will be no further Israeli corporate tax payable. The current rates of Israeli withholding tax as described below under “Taxation of Dividends Paid on our Ordinary Shares” on actual distributions will apply irrespective of whether an election was made pursuant to this amendment.

Unless extended, the above amendment, which was published as a temporary provision, will apply to companies that make such election no later than the lapse of one year from the date of publication of the amendment. We are currently assessing the impact of the amendment.

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

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year), will be subject to an additional tax, referred to as Income Surtax, at the rate of 2% on their taxable income for such tax year which is in excess of NIS 800,000. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

Taxation of Israeli Residents

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends) or stock dividends. As of January 1, 2012, the tax rate applicable to such dividends is 25% or 30% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution.  Dividends paid from income derived from our Approved, Privileged or Preferred Enterprises are subject to withholding at the rate of 15%, although we cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

For information with respect to the applicability of Income Surtax on distribution of dividends, please see "Capital Gains Tax on Sales of Our Ordinary Shares" and "Taxation of Israeli Residents" above in this Item 10.

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

Under the U.S.-Israel Treaty, the maximum Israeli withholding tax on dividends paid by us is 25%.  Dividends of an Israeli company distributed from income of an Approved Enterprise (or Privileged Enterprise or Preferred Enterprise) are subject to a 15% withholding tax under the U.S.-Israel Tax Treaty.  The U.S.-Israel Tax Treaty further provides for a 12.5% Israeli dividend withholding tax on dividends paid by an Israeli company to a United States corporation owning at least 10% or more of such Israeli company’s issued voting power for, in general, the part of the tax year which precedes the date of payment of the dividend and the entire preceding tax year.  The lower 12.5% rate applies only to dividends from income not derived from an Approved Enterprise (or Privileged Enterprise or Preferred Enterprise) in the applicable period and does not apply if the company has more than 25% of its gross income derived from certain types of passive income.  Residents of the United States generally will have withholding tax in Israel deducted at source.  They may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

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

•	investors that are treated as partnerships or other pass through entities for U.S. Federal income tax purposes and persons who hold the ADSs through partnerships or other pass through entities;

•	investors whose functional currency is not the U.S. dollar; and

•	expatriates or former long-term residents of the United States.

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

The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs.  Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate U.S. holders.  Accordingly, the analysis of the creditability of Israeli taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. holders, each described below, could be affected by actions taken by parties to whom the ADSs are released and the positions of the U.S. Treasury.

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

Under the Code, certain dividends received by non-corporate U.S. holders will be subject to a maximum income tax rate of 20%.  This reduced income tax rate is only applicable to dividends paid by a “qualified foreign corporation” that is not a “passive foreign investment company” and only with respect to shares held by a qualified U.S. holder (i.e., a non-corporate holder) for a minimum holding period (generally 61 days during the 121-day period beginning 60 days before the ex-dividend date).  We should be considered a qualified foreign corporation because (i) we are eligible for the benefits of a comprehensive tax treaty between Israel and the U.S., which includes an exchange of information program, and (ii) the ADSs are readily tradable on an established securities market in the U.S.  In addition, based on our current business plans, we do not expect to be classified as a “passive foreign investment company” (see “Passive Foreign Investment Companies” below).  Accordingly, dividends paid by us to individual U.S. holders on shares held for the minimum holding period should be eligible for the reduced income tax rate.  In addition to the income tax on dividends discussed above, certain non-corporate U.S. holders will also be subject to the 3.8% Medicare tax on dividends as discussed below under “Medicare Tax on Unearned Income”.

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

Dividends received by a U.S. holder with respect to ADSs generally will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation.   Subject to certain conditions and limitations, any Israeli taxes withheld on dividends at the rate provided by the U.S.-Israel income tax treaty may be deducted from taxable income or credited against a U.S. holder’s U.S. Federal income tax liability.  The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to “passive” income and “general” income.  The rules relating to foreign tax credits and the timing thereof are complex.  U.S. holders should consult their own tax advisors regarding the availability of a foreign tax credit under their particular situation.

Sale or Other Disposition of ADSs

If a U.S. holder sells or otherwise disposes of its ADSs, gain or loss will be recognized for U.S. Federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and such holder’s adjusted tax basis in the ADSs.  Subject to the discussion below under the heading “Passive Foreign Investment Companies,” such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the holder had held the ADSs for more than one year at the time of the sale or other disposition.  Long-term capital gains realized by individual U.S. holders generally are subject to a lower marginal U.S. Federal income tax rate (currently 20%) than the marginal tax rate on ordinary income.  In addition to the income tax on gains discussed above, certain non-corporate U.S. holders will also be subject to the 3.8% Medicare tax on net gains as discussed below under “Medicare Tax on Unearned Income.”  Under most circumstances, any gain that a holder recognizes on the sale or other disposition of ADSs will be U.S. source for purposes of the foreign tax credit limitation and any recognized losses will be allocated against U.S. source income.

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

Medicare Tax on Unearned Income

For taxable years beginning after December 31, 2012, certain U.S. holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends and net gains from the sale or other dispositions of ADSs (other than ADSs held in a trade or business).

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

Backup Withholding and Information Reporting

Payments of dividends with respect to ADSs and the proceeds from the sale, retirement, or other disposition of ADSs made by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. holder as may be required under applicable U.S. Treasury regulations.  We, or an agent, a broker, or any paying agent, as the case may be, may be required to withhold tax (backup withholding), currently at the rate of 28%, if a non-corporate U.S. holder that is not otherwise exempt fails to provide an accurate taxpayer identification number and comply with other IRS requirements concerning information reporting.  Certain U.S. holders (including, among others, corporations and tax-exempt organizations) are not subject to backup withholding.  Any amount of backup withholding withheld may be used as a credit against your U.S. Federal income tax liability provided that the required information is furnished to the IRS.  U.S. holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

Documents on Display

We are subject to certain of the information reporting requirements of the Securities and Exchange Act of 1934, as amended.  As a “foreign private issuer” we are exempt from the rules and regulations under the Securities Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Securities Exchange Act, with respect to their purchase and sale of our shares.  In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act.  NASDAQ rules generally require that companies send an annual report to shareholders prior to the annual general meeting.   We have an exception under the NASDAQ rules and follow the generally accepted business practice for companies in Israel.  Specifically, we file annual reports on Form 20-F, which contain financial statements audited by an independent accounting firm, electronically with the SEC and post a copy on our website.  We will also furnish to the SEC quarterly reports on Form 6-K containing unaudited financial information after the end of each of the first three quarters.

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

Foreign Currency Risk

We conduct our business primarily in U.S. dollars but also in the currencies of the United Kingdom, the European Union and Israel as well as other currencies.  Thus, we are exposed to foreign exchange movements, primarily in GBP, EUR and NIS.   We monitor foreign currency exposure and, from time to time, may use various instruments to preserve the value of sales transactions and commitments; however, this cannot assure our protection against risks of currency fluctuations. For more information regarding foreign currency related risks, please refer to “General Risks Relating to Our Business,” on page 3.  We use currency forward contracts and option contracts in order to protect against the increase in value of forecasted non-dollar currency cash flows and to hedge future anticipated payments.

As of December 31, 2012, we had outstanding forward contracts and currency options in the total amount of approximately $195.5 million.  These transactions were for up to a one year period.

The table below details the balance sheet exposure (i.e., the gap between assets and liabilities in a given currency) by currency and geography, as of December 31, 2012.  All data in the tables have been converted into U.S. dollar equivalents.

	In U.S. dollars in millions:
	U.S. Dollars	British Pound	Euro	New Israeli Shekel		Swiss Frank	Canadian Dollar	Hong Kong Dollar	Japanese Yen	Singapore Dollar	Australian Dollar	Other currencies	Total

Israel	-	13.19	7.56	(40.92	)*	0.87	2.08	(1.80)	(1.90)	(1.53)	1.28	(0.57)	(21.74)
European Union	23.85	12.11	14.25	-		0.43	(0.23)	(0.29)	0.46	0.19	(0.07)	(0.28)	50.42
Switzerland	3.03	(0.09)	0.37	-		-	-	-	-	-	-	-	3.31
United States of America	0.38	(0.58)	0.16	-		-	1.06	(0.01)	2.73	0.02	0.71	0.62	5.09
Canada	2.49	-	-	-		-	-	-	-	-	-	-	2.49
Hong Kong	0.19	-	-	-		-	-	-	-	0.02	-	0.13	0.34
Australia	0.88	-	-	-		-	-	-	-	(0.02)	-	0.03	0.89

	30.82	24.63	22.34	(40.92)		1.30	2.91	(2.10)	1.29	(1.32)	1.92	(0.07)	40.80

Net Exposure:
	NIS/ USD		GBP/ USD	EUR/ USD	CAD/USD	HKD/ USD	CHF/ USD	AUD/USD	CNY/ USD	JPY/ USD	SGD / USD	GBP / EUR	SGD/ EUR	CHF/ EUR	GBP/ CHF	GBP/ JPY	SGD/ HKD	SGD/ AUD	Other/ Other	Total

Net Exposure	(40.92	)*	25.20	19.13	5.63	(1.65)	4.02	2.87	0.03	0.84	(1.51)	26.21	0.19	0.37	0.22	0.25	0.02	(0.02)	(0.07)	40.80

* Treasury Bills in an amount of $106.6 million (dominated in New Israeli Shekel) are not included in the tables above due to hedging contracts.

The table below presents the fair value of firmly committed transactions for lease obligations denominated in currencies other than the functional currency:

In U.S. dollars in millions:

	New Israel Shekel	Other currencies	Total
less than 1 year	6.74	0.07	6.81
1-3 years	13.91	0.04	13.95
3-5 years	14.09	-	14.09
Over 5 years	34.05	-	34.05
Total	68.79	0.11	68.90

The fair value of derivative instruments and the notional amount of the hedged instruments are set forth in the table below:

In U.S. dollars in millions:
	New Israeli Shekels
	Notional Amount	Fair Value
Option contracts to hedge payroll expenses	88.0	2.80

Forward contracts to hedge Israeli Treasury Bills (*)	107.4	(4.1)

* The average investment in one-year Israeli Treasury Bills dominated in NIS during 2012 was approximately $115 million against which we have entered into Forward contracts to protect against the increase in value of forecasted non-dollar currency cash flows.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our investment in marketable securities and deposits.  Our marketable securities portfolio consists of investment-grade corporate debentures, U.S. Government agency debentures, U.S. treasuries and Israeli Treasury bills.  As of December 31, 2012, 86% of our portfolio was in such securities.

We invest in dollar deposits with U.S. banks, European banks, Israeli banks and money market funds.  As of December 31, 2012, 14% of our portfolio was in such deposits.  Since these investments are for short periods, interest income is sensitive to changes in interest rates.

The decline in interest rates in the global markets has a direct effect on our interest income and our ability to maintain our portfolio’s yield level in line with prior years.  In a market environment of declining interest rates, we are likely to reinvest the redeemed proceeds from our called or matured marketable securities in lower yielding investments.  Conversely, an increase in market interest rates could also have an adverse effect on the value of our investment portfolio, for example, by decreasing the fair values of the fixed income securities that comprise a substantial majority of our investment portfolio.

The average duration of the securities portfolio, as of December 31, 2012, is 1.5 years.  The securities in our portfolio are rated generally at the least as A- according to Standard and Poor’s rating or A3, according to Moody’s rating.  Securities representing 11% of the portfolio are rated as AAA; securities representing 29% of the portfolio are rated as AA; securities representing 59% of the portfolio are rated as A; and securities representing 0.8% of the portfolio are rated as BBB+ after being downgraded during 2012.

The fair value of marketable securities, which are subject to risk of changes in interest rate, segregated by maturity dates:

	Amortized Cost					Estimated fair value
	Up to 1 year	1-3 years	4-5 years	6-10 years	Total	Up to 1 year	1-3 years	4-5 years	6-10 years	Total
Corporate debentures	62.08	97.91	30.84	-	190.83	62.22	100.34	32.00	-	194.56
U.S. Government agency debentures	-	0.38	-	-	0.38	-	0.38	-	-	0.38
US treasuries	-	6.21	-	7.01	13.22	-	6.49	-	6.95	13.44
Israeli Treasury Bills(*)	106.33	-	-	-	106.33	106.57	-	-	-	106.57
	168.41	104.50	30.84	7.01	310.76	168.79	107.21	32.00	6.95	314.95

* These securities bear Israel sovereign risk which is rated A+ stable by Standard and Poor’s and A1 stable by Moody’s.

Other risks and uncertainties that could affect actual results and outcomes are described in Item 3, “Key Information—Risk Factors.”

Item 12.	Description of Securities Other than Equity Securities.

American Depositary Shares and Receipts

Set forth below is a summary of certain provisions in relation to charges and other payments under the Deposit Agreement, as amended, among NICE, The Bank of New York Mellon as depositary (the "Depositary"), and the owners and holders from time to time of ADRs (or the Deposit Agreement).  This summary is not complete and is qualified in its entirety by the Deposit Agreement, a form of which has been filed as Exhibit 1 to the registration statement on Form F-6 (Registration No. 333-13518) filed with the SEC on February 17, 2011.

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

Fees paid by the Depositary

The Bank of New York Mellon, as depositary, has agreed to reimburse NICE for certain expenses it incurs that are related to maintenance and administration of the ADR program. The depositary has also agreed to pay certain out-of-pocket administrative, maintenance and shareholder services expenses for providing services to the registered holders of ADRs. There are limits on the amount of expenses for which the depositary will reimburse NICE, but the amount of reimbursement available to NICE is not necessarily tied to the amount of fees the depositary collects from investors.

From January 1, 2012 to December 31, 2012, NICE received from the depositary $33,982.64 as reimbursement for maintenance and administrative related expenses.

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

Our management assessed our internal control over financial reporting as of December 31, 2012.  Our management based its assessment on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, our management has concluded that, as of December 31, 2012, our internal control over financial reporting is effective.

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

Item 16C.             Principal Accountant Fees and Services.

Fees Paid to Independent Auditors

Fees billed or expected to be billed by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, and other members of Ernst & Young Global for professional services for each of the last two fiscal years were as follows:

Services Rendered	2011 Fees	2012 Fees
Audit (1)	$689,000	$686,000
Audit-related (2)	$195,000	$65,000
Tax (3)	$576,000	$609,000
Total	$1,460,000	$1,360,000

(1)
Audit fees are for audit services for each of the years shown in this table, including fees associated with the annual audit for 2012 (including audit in accordance with section 404 of the Sarbanes-Oxley Act) and certain procedures regarding our quarterly financial results submitted on Form 6-K, consultations concerning financial accounting and various accounting issues and performance of local statutory audits.

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

Item 16D.            Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.              Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

During 2012, we repurchased our ordinary shares as described in the table below.

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number (or approximately dollar value) of shares that may yet be purchased under the plans or programs

January 1 – January 31	395,950	34.83	395,950	89,952,528
February 1 - February 28	367,772	35.32	367,772	76,964,054
March 1 - March 31	281,791	36.70	281,791	66,621,402
April 1 - April 30	110,755	38.20	110,755	62,390,822
May 1 - May 31	483,831	37.28	483,831	44,353,511
June 1 - June 30	182,469	36.41	182,469	37,710,675
July 1 - July 31	202,456	34.68	202,456	30,689,400
August 1 - August 31	326,601	31.33	326,601	20,456,953
September 1 - September 30	332,829	31.57	332,829	9,948,799
October 1 - October 31	315,432	33.07	315,432	99,518,163
November 1 - November 30	-	-	-	99,518,163
December 1 - December 31	99,973	33.07	99,973	96,211,625
Total	3,099,859	34.69	3,099,859

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

On February 14, 2012, our board of directors authorized the cancellation of our ordinary shares and ADRs repurchased during 2011 within the framework of the repurchase program.  On February 13, 2013, our board of directors cancelled its prior authorization. None of the ordinary shares and ADRs repurchased were cancelled.

On October 31, 2012, we announced that our board of directors authorized a program to repurchase up to $100 million of our issued and outstanding ordinary shares and ADRs. Repurchases may be made from time to time in the open market or in privately negotiated transactions and will be in accordance with applicable securities laws and regulations. The timing and amount of the repurchase transactions will be determined by management and may depend on a variety of factors, including market conditions, alternative investment opportunities and other considerations.  The program does not obligate us to acquire any particular amount of ordinary shares and ADRs and the program may be modified or discontinued at any time without prior notice.

Item 16F.             Change in Registrant’s Certifying Accountant.

None.

Item 16G.            Corporate Governance.

We follow the Israeli Companies Law, the relevant provisions of which are summarized in this annual report, rather than comply with the NASDAQ requirements relating to: (i) the quorum for shareholder meetings (see Item 10,“Additional Information – Memorandum and Articles of Association – Meetings of Shareholders” in this annual report); (ii) shareholder approval with respect to issuance of securities under equity based compensation plans (see Item 10,“Additional Information – Memorandum and Articles of Association – Approval of Certain Transactions” and “Approval of Office Holder Compensation” in this annual report); and (iii) sending annual reports to shareholders (see Item 10,“Additional Information – Documents on Display” in this annual report).

Item 16H.             Mine Safety Disclosure.

Not Applicable.

PART III

Item 17.                Financial Statements.

Not Applicable.

Item 18.                Financial Statements.

See pages F-1 through F-61 of this annual report attached hereto.

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

4.1
Share Purchase Agreement, dated as of March 4, 2011, among NICE-Systems Ltd., IEX Corporation B.V. and CyberTechBeheer B.V. and StichtingAdministratiekantoorCybertech (filed as Exhibit 4.5 to NICE-Systems Ltd.’s Annual Report on Form 20-F filed with the SEC on March 31, 2011, and incorporated herein by reference).

4.2
Share Purchase Agreement dated as of September 18, 2011, by and among NICE-Systems Ltd. and shareholders of Fizzback Group (Holdings) Ltd.. (filed as Exhibit 4.5 to NICE-Systems Ltd.’s Annual Report on Form 20-F filed with the SEC on March 29, 2012, and incorporated herein by reference).

4.3
Agreement and Plan of Merger dated as of December 1, 2011, by and among NICE-Systems, Inc., Moneyball Acquisition Corporation, Merced Systems, Inc. and shareholders of Merced Systems, Inc. (filed as Exhibit 4.6 to NICE-Systems Ltd.’s Annual Report on Form 20-F filed with the SEC on March 29, 2012, and incorporated herein by reference).

4.4
NICE Systems Ltd. 2003 Stock Option Plan, as amended (filed as Exhibit 4.4 to NICE-System Ltd.’s Annual Report on Form 20-F (File No. 000-27466) filed with the SEC on April 6, 2009, and incorporated herein by reference).

4.5
NICE Systems Ltd. Amended and Restated 1999 Employee Stock Purchase Plan (filed as Exhibit 4 to NICE-System Ltd.’s Registration Statement on Form S-8 (Registration No. 333-111113) filed with the SEC on May 22, 2006, and incorporated herein by reference).

4.6
Actimize Ltd. 2003 Omnibus Stock Option and Restricted Stock Incentive Plan (filed as Exhibit 4.4 to NICE-System Ltd.’s Registration Statement on Form S-8 (Registration No. 333-145981) filed with the SEC on September 11, 2007, and incorporated herein by reference).

4.7
NICE Systems Ltd. 2008 Share Incentive Plan, as amended (filed as Exhibit 4.4 to NICE-System Ltd.’s Registration Statement on Form S-8 (Registration No. 333-171165) filed with the SEC on December 15, 2010, and incorporated herein by reference).

4.8
Orsus Solutions Limited 2007 Incentive Option Plan, as amended (filed as Exhibit 4.10 to NICE-Systems Ltd.’s Annual Report on Form 20-F filed with the SEC on March 31, 2010, and incorporated herein by reference).

4.9
e-Glue Software Technologies, Inc. 2004 Stock Option Plan, as amended (filed as Exhibit 4.4 to NICE-Systems Ltd.’s Registration Statement on Form S-8 (Registration No. 333-168100) filed with the SEC on July 14, 2010, and incorporated herein by reference).

4.10
Fizzback Group (Holdings) Limited Employee Share Option Scheme (filed as Exhibit 4.4 to NICE-Systems Ltd.’s Registration Statement on Form S-8 (Registration No. 333-177510) filed with the SEC on October 26, 2011, and incorporated herein by reference).

4.11
Merced Systems, Inc. 2001 Stock Plan (filed as Exhibit 4.4 to NICE-Systems Ltd.’s Registration Statement on Form S-8 (Registration No. 333-179408) filed with the SEC on February 7, 2012, and incorporated herein by reference).

4.12
Merced Systems, Inc. 2011 Stock Plan (filed as Exhibit 4.5 to NICE-Systems Ltd.’s Registration Statement on Form S-8 (Registration No. 333-179408) filed with the SEC on February 7, 2012, and incorporated herein by reference).

8.1	List of significant subsidiaries.
12.1	Certification by the Chief Executive Officer of NICE-Systems Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
12.2	Certification by the Chief Financial Officer of NICE-Systems Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer of NICE-Systems Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer of NICE-Systems Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global.
101	The following financial information from NICE-Systems Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2012, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2012 and 2011; (ii) Consolidated Statements of Income for the years ended December 31, 2012, 2011 and 2010; (iii) Statements of Changes in Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2012, 2011, and 2010; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011, and 2010; and (v) Notes to Consolidated Financial Statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

NICE SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of NICE Systems Ltd. ("the Company") and its subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2013 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 25, 2013	A Member of Ernst & Young Global

F - 2 -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

NICE SYSTEMS LTD.

We have audited NICE Systems Ltd.'s ("the Company") internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

F - 3 -

.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012 and our report dated March 25, 2013 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 25, 2013	A Member of Ernst & Young Global

F - 4 -

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2012	2011
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$98,596	$204,437
Short-term investments	199,955	144,003
Trade receivables (net of allowance for doubtful accounts of $ 6,374 and $ 4,671 at December 31, 2012 and 2011, respectively)	155,426	126,981
Other receivables and prepaid expenses	37,626	43,941
Inventories	13,897	13,404
Deferred tax assets	15,564	10,405

Total current assets	521,064	543,171

LONG-TERM ASSETS:
Long-term investments	146,154	214,136
Other long-term assets	28,676	28,890
Property and equipment, net	41,278	28,299
Other intangible assets, net	228,746	158,153
Goodwill	695,027	609,187

Total long-term assets	1,139,881	1,038,665

Total assets	$1,660,945	$1,581,836

The accompanying notes are an integral part of the consolidated financial statements.

F - 5 -

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

 U.S. dollars in thousands (except share data)

	December 31,
	2012	2011
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$20,553	$19,014
Deferred revenues and advances from customers	150,424	160,242
Accrued expenses and other liabilities	212,452	190,372

Total current liabilities	383,429	369,628

LONG-TERM LIABILITIES:
Accrued severance pay	24,327	23,728
Deferred tax liabilities	58,341	27,766
Other long-term liabilities	3,760	2,070

Total long-term liabilities	86,428	53,564

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital-
Ordinary shares of NIS 1 par value:
Authorized: 125,000,000 shares at December 31, 2012 and 2011; Issued: 66,346,119 and 64,804,730 shares at December 31, 2012 and 2011, respectively; Outstanding: 60,248,699 and 61,807,169 shares at December 31, 2012 and 2011, respectively	16,666	16,273
Additional paid-in capital	1,045,733	988,076
Treasury shares at cost – 6,097,420 and 2,997,561 Ordinary shares at December 31, 2012 and 2011, respectively	(203,907)	(96,318)
Accumulated other comprehensive income (loss)	12,194	(1,895)
Retained earnings	320,402	252,508

Total shareholders' equity	1,191,088	1,158,644

Total liabilities and shareholders' equity	$1,660,945	$1,581,836

The accompanying notes are an integral part of the consolidated financial statements.

F - 6 -

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2012	2011	2010
Revenues:
Products	$369,381	$355,760	$325,429
Services	509,631	438,071	364,022

Total revenues	879,012	793,831	689,451

Cost of revenues:
Products	122,917	116,256	107,190
Services	228,306	191,049	161,885

Total cost of revenues	351,223	307,305	269,075

Gross profit	527,789	486,526	420,376

Operating expenses:
Research and development, net	121,387	109,127	97,083
Selling and marketing	230,162	199,044	178,407
General and administrative	96,134	95,650	76,345
Amortization of acquired intangibles	32,590	23,677	19,489
Restructuring expenses	1,884	-	-

Total operating expenses	482,157	427,498	371,324

Operating income	45,632	59,028	49,052
Financial income and other, net	8,268	10,621	9,185

Income before taxes on income	53,900	69,649	58,237
Tax benefit (Taxes on income)	13,994	(12,386)	(9,530)

Net income	$67,894	$57,263	$48,707

Net earnings per share:
Basic	$1.11	$0.91	$0.78

Diluted	$1.09	$0.89	$0.76

The accompanying notes are an integral part of the consolidated financial statements.

F - 7 -

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2012	2011	2010

Net Income	$67,894	$57,263	$48,707
Other comprehensive income:
Change in foreign currency translation adjustment	7,175	(6,944)	135

Available- for- sale investments:
Change in net unrealized gains	2,553	759	81
Less: reclassification adjustment for net gains included in net income	(1,600)	(791)	(1,197)

Net change (net of tax effect of $94,$137,$158)	953	(32)	(1,116)

Cash flow hedges:
Change in unrealized gains	13,845	(13,466)	4,087

Less: reclassification adjustment for net gains included in net income	(7,884)	7,971	(1,115)

Net change	5,961	(5,495)	2,972

Other comprehensive income	14,089	(12,471)	1,991

Comprehensive income	$81,983	$44,792	$50,698

As of December 31, 2012, 2011 and 2010, accumulated other comprehensive income (loss) was comprised of foreign currency translation adjustments of $ 5,962, $ (1,213) and $ 5,731, unrealized gains on marketable securities, net of tax, of $3,443, $ 2,490 and $ 2,522 and unrealized gains (losses) on derivative instruments, net of tax, of $ 2,789, $ (3,172) and $ 2,323, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

F - 8 -

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Retained earnings	Total shareholders' equity

Balance as of January 1, 2012	$16,273	$988,076	$(96,318)	$(1,895)	$252,508	$1,158,644
Assumption of restricted share units and options upon acquisition	-	3,763	-	-	-	3,763
Issuance of shares of ESPP	5	594	-	-	-	599
Exercise of share options	388	29,584	-	-	-	29,972
Stock-based compensation	-	23,612	-	-	-	23,612
Excess tax benefit from share-based payment arrangements	-	104	-	-	-	104
Treasury shares purchased	-	-	(107,589)	-	-	(107,589)
Other comprehensive income	-	-	-	14,089	-	14,089
Net income	-	-	-	-	67,894	67,894

Total comprehensive income
Balance as of December 31, 2012	$16,666	$1,045,733	$(203,907)	$12,194	$320,402	$1,191,088

The accompanying notes are an integral part of the consolidated financial statements.

F - 9 -

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Retained earnings	Total shareholders' equity

Balance as of January 1, 2011	$15,875	$939,064	$-	$10,576	$195,245	$1,160,760
Assumption of restricted share units and options upon acquisition	-	1,230	-	-	-	1,230
Issuance of shares of ESPP	5	557	-	-	-	562
Exercise of share options	391	25,683	-	-	-	26,074
Stock-based compensation	-	21,159	-	-	-	21,159
Excess tax benefit from share-based payment arrangements	-	372	-	-	-	372
Restricted shares vesting in respect of Actimize acquisition	2	11	-	-	-	13
Treasury shares purchased	-	-	(96,318)	-	-	(96,318)
Other comprehensive income	-	-	-	(12,471)	-	(12,471)
Net income	-	-	-	-	57,263	57,263

Total comprehensive income
Balance as of December 31, 2011	$16,273	$988,076	$(96,318)	$(1,895)	$252,508	$1,158,644

The accompanying notes are an integral part of the consolidated financial statements.

F - 10 -

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Retained earnings	Total shareholders' equity

Balance as of January 1, 2010	$15,492	$892,139	$-	$8,585	$146,538	$1,062,754
Issuance of shares of ESPP	4	432	-	-	-	436
Exercise of share options	364	25,409	-	-	-	25,773
Stock-based compensation	-	21,054	-	-	-	21,054
Excess tax shortfall from share-based payment arrangements	-	(18)	-	-	-	(18)
Restricted shares vesting in respect of Actimize acquisition	15	48	-	-	-	63
Other comprehensive income	-	-	-	1,991	-	1,991
Net income	-	-	-	-	48,707	48,707

Total comprehensive income
Balance as of December 31, 2010	$15,875	$939,064	$-	$10,576	$195,245	$1,160,760

The accompanying notes are an integral part of the consolidated financial statements.

F - 11 -

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2011	2010

Cash flows from operating activities:

Net income	$67,894	$57,263	$48,707
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	95,477	66,958	57,110
Stock-based compensation	23,612	21,159	21,054
Excess tax shortfall (benefit) from share-based payment arrangements	(104)	(372)	18
Accrued severance pay, net	(126)	533	(1,015)
Amortization of premium and accrued interest on marketable securities	1,178	3,238	328
Gain on marketable securities, net	(1,600)	(791)	(1,197)
Realized gain on sale of intangible assets	(1,125)	-	-
Deferred taxes, net	(24,168)	(8,775)	(4,862)
Changes in operating assets and liabilities:
Trade receivables, net	(11,863)	(20,621)	6,344
Other receivables and prepaid expenses	3,815	5,812	(4,200)
Inventories	500	(2,048)	3,546
Trade payables	295	(3,743)	(7,136)
Accrued expenses and other liabilities	(17,940)	35,634	25,913
Other	(206)	127	410

Net cash provided by operating activities	135,639	154,374	145,020

Cash flows from investing activities:

Purchase of property and equipment	(28,690)	(17,307)	(11,704)
Proceeds from sale of property and equipment	1,006	84	13
Investment in marketable securities	(136,897)	(202,768)	(387,988)
Proceeds from maturity of marketable securities	151,750	229,482	66,635
Proceeds from sale and call of marketable securities	43,997	147,480	69,933
Proceeds from short-term bank deposits	8	-	40,029
Investment in short-term bank deposits	(31,007)	-	-
Payments for business acquisitions, net of cash acquired	(164,545)	(143,377)	(52,267)
Capitalization of software development costs	(1,110)	(1,150)	(1,311)
Proceeds from sale of intangible assets, net	1,125	-	-
Purchase of intangible assets	-	(3,000)	-

Net cash provided by (used in) investing activities	(164,363)	9,444	(276,660)

The accompanying notes are an integral part of the consolidated financial statements.

F - 12 -

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2011	2010

Cash flows from financing activities:

Proceeds from issuance of shares upon exercise of options and ESPP	30,380	26,751	25,984
Purchase of treasury shares	(107,038)	(95,886)	-
Excess tax benefit (shortfall) from share-based payment arrangements	104	372	(18)

Net cash provided by (used in) financing activities	(76,554)	(68,763)	25,966

Effect of exchange rate changes on cash	(563)	(144)	389

Increase (decrease) in cash and cash equivalents	(105,841)	94,911	(105,285)
Cash and cash equivalents at the beginning of the year	204,437	109,526	214,811

Cash and cash equivalents at the end of the year	$98,596	$204,437	$109,526

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Income taxes	$10,711	$17,560	$9,988

Interest	$63	$78	$28

Non-cash activities:

Accrued liability with respect to treasury shares	$551	$432	$-

Assumption of restricted share units and options upon the acquisition of Fizzback	$-	$1,230	$-
Assumption of restricted share units and options upon the acquisition of Merced	$3,763	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

F - 13 -

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.             General:

NICE Systems Ltd. ("NICE") and subsidiaries (collectively - "the Company") is a leading provider of software solutions that enable organizations to take the next-best-action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. The Company's end-to-end solutions enable organizations to capture either directly or indirectly, analyze, and operationalize, both off-line and in real time, mass quantities of structured and unstructured data (Big Data) from multiple customer interaction channels, including phone calls, web activity,  mobile apps, emails, chat, social media, video, radio transmission, physical sensors, and transactions. The Company operates in three business areas. The Customer Interactions business serves customer-centric organizations in Business-to-Consumer enterprises, such as in the financial services, telecommunications, and healthcare industries, and others. The Financial Crime & Compliance business serves financial institutions and regulatory agencies. The Security, Safety & Operations business addresses the needs of security sensitive organizations, such as banks, airports, mass transit, utilities, and public safety agencies. The Company offers its solutions primarily in an on-premise business model. To address growing market demand and customer need for greater operational flexibility with lower upfront costs and faster implementations, the Company also offers many solutions as Hosted or as Software as a Service (SaaS).

b.            Acquisitions:

1.	Acquisition of Merced:

On February 7, 2012, the Company completed the acquisition of all of the outstanding shares of Merced Systems, Inc. ("Merced"), the leading provider of performance management solutions that drive business execution in sales and service functions.  Merced's performance management solutions help drive sales effectiveness, superior customer experience and operating efficiency across a range of vertical industries. Merced's products serve Global 2000 customers, and include advanced analytics and reporting, incentive compensation management, coaching, and other performance execution applications.

The Company acquired Merced for an aggregate consideration of $ 185,868. The total purchase price of Merced was composed of the following:

Cash	$182,105
Options and Restricted Share Units*)	3,763

Total purchase price	$185,868

F - 14 -

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

*)
Represents the fair value of the vested portion of 262,676 options and restricted shares of NICE granted upon consummation of the acquisition in exchange of partially vested options of Merced originally granted under the Merced Systems Inc. option plan. The fair value of these options was determined using a Black-Scholes-Merton valuation model with the following assumptions: expected life of 1-35 months, risk-free interest rate of 0.08%-0.35%, expected volatility of 30.7%-46.05% and no dividend yield.

Integrating Merced and the Company capabilities creates a closed-loop performance management solution. The value of goodwill is attributed to synergies between NICE portfolio and Merced's products and services and the strength of the Company's position in the market. The entire goodwill was assigned to the Customer Interactions Solutions reporting unit.

The acquisition was accounted for by the acquisition method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of Merced. The results of the Merced operations have been included in the consolidated financial statements since February 7, 2012.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Cash	$23,509
Trade receivables	14,116
Other receivables and prepaid expenses	1,201
Current deferred tax assets	1,120
Inventories	85
Long-term deposits	80
Property and equipment	1,714
Intercompany receivable	4,153
Other intangible assets	139,583
Goodwill	75,599

Total assets acquired	261,160

Trade payables	(858)
Current deferred tax liabilities	(2,046)
Accrued expenses and other liabilities	(24,061)
Long-term deferred tax liabilities	(48,327)

Total liabilities assumed	(75,292)

Net assets acquired	$185,868

F - 15 -

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

In performing the purchase price allocation, management considered, among other factors, analyses of historical financial performance, highest and best use of the acquired assets and estimates of future performance of Merced's business. The fair value of intangible assets was based on market participant approach using an income approach.

Intangible assets that are subject to amortization are amortized over their estimated useful lives using the straight-line method at an annual weighted average rate of 17%. The following table sets forth the components of intangible assets associated with the acquisition and their annual rates of amortization:

	Fair value	%

Core technology	$91,874	17
Customer relationships	32,310	13
Covenant not to compete	8,009	40
Backlog	7,390	50

Total intangible assets	$139,583

2.	Acquisition of RedKite:

On October 22, 2012, the Company completed the acquisition of RedKite Financial Markets Limited ("RedKite"), an emerging provider of real-time, cloud-based institutional trade surveillance solutions. The Company acquired RedKite for total consideration of $ 11,601 comprised of $ 9,017 in cash and $ 2,584 representing the fair value of a potential earn out based on performance milestones amounting to a maximum additional payment of $ 5,750. The Company's enterprise trading compliance platform, broad library of regulatory coverage modules, market leadership, and global tier-one client presence, are expected to benefit from the RedKite acquisition, with the addition of RedKite's innovative, front-office based approach to real-time trade surveillance to the Actimize trading compliance solutions suite. The acquisition was accounted for by the acquisition method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of RedKite. The results of the RedKite operations have been included in the consolidated financial statements since October 22, 2012. The Company recorded technology and goodwill in amounts of $ 4,785 and $ 6,803, respectively. Technology is amortized over a period of 3 years.

F - 16 -

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

3.	Acquisitions in previous years:

In 2011, the Company completed the acquisitions of CyberTech Investments BV and Fizzback Group (Holdings) Ltd. and their subsidiaries. Total fair value of purchase consideration for the acquisitions was $ 140,341, which includes cash paid for Common stock and Options and Restricted Share Units. In connection with these acquisitions, the Company recorded intangibles and goodwill in the amounts of $ 68,785 and $ 85,994, respectively.

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

The following represents the unaudited pro forma condensed results of operations for the years ended December 31, 2012 and 2011, assuming that the acquisitions of Merced and Redkite occurred on January 1, 2011. The pro forma information is not necessarily indicative of the results of operations that would have actually occurred had the acquisitions been consummated on those dates, nor does it purport to represent the results of operations for future periods.

	Year ended December 31,
	2012	2011
	Unaudited	Unaudited

Revenues	$894,649	$830,754

Net income	$69,966	$14,924

Basic net earnings per share	$1.15	$0.24

Diluted net earnings per share	$1.12	$0.23

5.	Acquisition related costs for the years ended December 31, 2012 and 2011 amounted to $ 2,902 and $ 2,925, respectively, and were included mainly in general and administrative expenses.

F - 17 -

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

F - 18 -

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

Inventory write-downs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, and discontinued products and for market prices lower than cost, if any. At the point of the loss recognition, a new lower cost basis for that inventory is established. In addition, the Company records a liability for firm non-cancelable and unconditional purchase commitments with contract manufacturers for quantities in excess of the Company's future demands forecast consistent with its valuation of excess and obsolete inventory. Inventory write-downs for 2012, 2011 and 2010 were $ 3,482, $ 1,395 and $ 1,203, respectively, and have been included in cost of revenues.

F - 19 -

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

h.	Other intangible assets, net:

Intangible assets are amortized over their estimated useful lives using the straight-line method, at the following weighted average annual rates:

%

Core technology	18
Customer relationships and distribution network	18
Capitalized software development costs (see l below)	33
Trademarks	30
Covenant not to compete	49

Acquired IPR&D is capitalized and assessed for impairment at least annually until the completion of development and afterwards is amortized over its useful life. Impairment on acquired IPR&D of $ 0, $ 1,425 and $ 0 was recorded for the years 2012, 2011 and 2010, respectively.

i.	Impairment of long-lived assets:

The Company's long-lived assets and identifiable intangibles that are subject to amortization are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. In 2012, 2011 and 2010, no impairment indicators have been identified.

F - 20 -

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

In September 2011, the Financial Accounting Standards Board, or FASB issued ASU 2011-08, Testing Goodwill for Impairment, codified in ASC 350 "Intangibles – Goodwill and Other". The revised accounting standard update intended to simplify how an entity tests goodwill for impairment. The amendment allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity is no longer required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The Company adopted the new guidance commencing January 1, 2012.

Following the adoption of the new guidance the Company performed a qualitative assessment and concluded that for the Customer Interactions Solutions and the Security Solutions, it is not more likely than not that the fair value of the reporting units is less than their carrying amounts and accordingly it is unnecessary to perform the two-step quantitative goodwill impairment test.

However, for the Financial Crime and Compliance Solutions segment it was concluded that it is more likely than not that the fair value of the reporting unit is less than its carrying amount and accordingly a quantitative goodwill impairment test was necessary and performed as in prior years by comparing the fair value of the reporting unit with its carrying value.

Fair value is determined using discounted cash flows. Significant estimates used in the fair value methodologies include estimates of future cash flows, future growth rates and the weighted average cost of capital of the reporting units. The Company performed the annual impairment tests during the fourth quarter of 2012, 2011 and 2010 and did not identify any impairment losses.

F - 21 -

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Revenue recognition:

The Company generates revenues from sales of software products, services, which include support and maintenance, installation, project management, customization, consulting, training and hosting, as well as hardware sales. Professional services include mainly installation, project management, customization, consulting and training. The Company sells its products directly through its sales force and indirectly through a global network of distributors, system integrators and strategic partners, all of whom are considered end-users.

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

Starting January 1, 2011, the Company adopted the guidance of ASU 2009-13, Multiple-Deliverable Revenue Arrangements, (amendments to FASB ASC Topic 605, Revenue Recognition) ("ASU 2009-13") and ASU 2009-14, Certain Arrangements That Include Software Elements, (amendments to FASB ASC Topic 985, Software) ("ASU 2009-14"). ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendment eliminates the residual method of revenue allocation and requires revenue to be allocated using the relative selling price method. ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance in determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. As such, the Company prospectively applied these provisions to all revenue arrangements entered into or materially modified after January 1, 2011.  This guidance did not generally change the units of accounting for the Company's revenue transactions. Most products and services qualify as separate units of accounting and the revenue is recognized when the applicable revenue recognition criteria are met.

F - 22 -

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's arrangements generally do not include any provisions for cancellation, termination, or refunds that would significantly impact recognized revenue. While certain of the Company's products with embedded software are now accounted for following ASC 605, other software deliverables which are occasionally sold together with tangible products are not essential for the performance of the tangible products and thus continued to be within the scope of ASC 985-605. As a result, the impact of the adoption of these standards was immaterial.

The Company's revenue recognition policies provide that, when a sales arrangement contains multiple elements, such as software and non-software components that function together to deliver the products' essential functionality, the Company allocates revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its VSOE, if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. The Company establishes VSOE of selling price using the price charged for a deliverable when sold separately and, in rare instances, using the price established by management having the relevant authority. When VSOE cannot be established, the Company attempts to establish selling price of each element based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, the Company's go-to-market strategy typically differs from that of its peers and its offerings contain a significant level of differentiation such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, the Company is unable to reliably determine what similar competitor products' selling prices are on a standalone basis. Therefore, the Company is typically not able to determine TPE.  The best estimate of selling price is established considering several external and internal factors including, but not limited to, historical sales, pricing practices and geographies in which the Company offers its products. The determination of ESP is judgmental.

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

For all periods presented, amounts billed to customers related to shipping and handling are classified as revenue, and the Company's respective shipping and handling costs are included in cost of sales.

The Company's policy for establishing VSOE of fair value of maintenance services is based on the price charged when the maintenance is renewed separately. Establishment of VSOE of fair value of professional services is based on the price charged when these services are sold separately.

F - 23 -

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from maintenance and professional services are recognized ratably over the contractual period and as services are performed, respectively.

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

The Company maintains a provision for product returns in accordance with ASC 605, "Revenue Recognition". The provision is estimated based on the Company's past experience and is deducted from revenues. As of December 31, 2012 and 2011, the provision for product returns amounted to $ 2,167 and $ 2,237, respectively.

The Company also generates sales from SaaS offerings which provides its customers access to certain of its software within a cloud-based IT environment that the Company manages and offers to customers on a subscription basis. Revenues for the Company's software SaaS subscription offerings are recognized ratably over the contract term commencing with the date its service is made available to customers and all other revenue recognition criteria have been satisfied.

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

F - 24 -

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

The Company classifies interest and penalties on income taxes (which includes uncertain tax positions) as taxes on income. See note 2(y) on changes in Accounting Principle.

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

F - 25 -

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

The Company entered into forward contracts, and option contracts intended to protect against the increase in value of forecasted non-dollar currency cash flows resulting from investments in Israeli Treasury Bills and payroll expenses and entered into option contracts to hedge future anticipated payments relating to a leasehold improvement. The derivative instruments hedge a portion of the Company's non-dollar currency exposure. See v below and Note 11.

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

Severance pay expense for 2012, 2011 and 2010 amounted to $11,176, $ 12,090 and $ 8,978, respectively.

F - 26 -

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 6% of their eligible compensation, but generally not greater than $ 16.5 per year, (for certain employees over 50 years of age the maximum contribution is $ 22 per year) of their annual compensation to the plan through salary deferrals, subject to IRS limits. The Company matches 50% of employee contributions to the plan up to a limit of 6% of their eligible compensation. In the years 2012, 2011 and 2010, the Company recorded an expense for matching contributions in the amount of $ 3,989, $ 3,129 and $ 2,723, respectively.

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

The weighted average number of shares related to outstanding anti-dilutive options and restricted shares excluded from the calculations of diluted net earnings per share was 785,821, 1,096,069 and 2,086,379 for the years 2012, 2011 and 2010, respectively.

r.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation - Stock Compensation", which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of income.

The Company recognizes compensation expenses for the value of its awards, which have graded vesting, based on the accelerated attribution method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model, which requires a number of assumptions. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. Federal Reserve zero-coupon bonds with an equivalent term. The Company has historically not paid dividends. For information on the Company's future plans to pay dividends see notes 14d and 14e.

F - 27 -

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company values restricted stock based on the market value of the underlying shares at the date of grant

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

F - 28 -

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The following tables present assets and liabilities measured at fair value on a recurring basis at December 31, 2012 and 2011:

	2012
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Marketable securities:
Corporate debentures	$-	$194,553	$-	$194,553
U.S. Treasuries	-	13,443	-	13,443
U.S. Government agency debentures	-	375	-	375
Israeli Treasury Bills	-	106,574	-	106,574

Total marketable securities	$-	$314,945	$-	$314,945

Derivative assets	$-	$2,795	$-	$2,795

Derivative liabilities	$-	$(4,107)	$-	$(4,107)

	2011
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Marketable securities:
Corporate debentures	$-	$202,834	$-	$202,834
U.S. Treasuries	-	19,482	-	19,482
U.S. Government agency debentures	-	10,748	-	10,748
Israeli Treasury Bills	-	125,067	-	125,067

Total marketable securities	$-	$358,131	$-	$358,131

Derivative assets	$-	$9,587	$-	$9,587

Derivative liabilities	$-	$(2,948)	$-	$(2,948)

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, short-term bank deposits, trade receivables and trade payables approximate their fair value due to the short-term maturities of such instruments.

F - 29 -

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

Advertising expenses are charged to expense as incurred. Advertising expenses for the years 2012, 2011 and 2010 were $ 10,214, $ 7,887 and $ 6,969, respectively.

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

The Company repurchases its ordinary shares from time to time on the open market or in other transactions and holds such shares as treasury shares. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity.

x.	Comprehensive Income:

In June 2011, the FASB issued ASU 2011-05 Presentation of Comprehensive Income, codified in ASC 220 "Comprehensive Income". The guidance requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance also eliminates the option to present the components of other comprehensive income as part of the statement of equity. The Company adopted the new guidance commencing January 1, 2012.  The Company chose to present the Comprehensive Income in two separate but consecutive statements.

F - 30 -

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Change in accounting policy

Beginning 2012, the Company revised its accounting policy and now classifies interest and penalties related to income taxes (which includes uncertain tax positions) as a component of the provision for income taxes in the taxes on income (tax benefit) line of the consolidated statements of income. The Company believes that the classification of interest and penalties in the provision for income taxes is preferable because it believes these interest and penalties are costs of managing taxes payable (as opposed to, for example, interest being the cost of a debt). It is also more consistent with the way in which the Company manages the settlement of uncertain tax positions as one overall amount inclusive of interest and penalties and will provide more meaningful information to investors by including only interest income related to the Company's financial assets within financial income, net.

The change in accounting method for presentation of interest and penalties for income taxes was accounted for in accordance with ASC 250, "Accounting Changes and Error Corrections."  Accordingly, the change in accounting principle has been applied retrospectively by adjusting the financial statement amounts for the prior periods presented. The change to current or historical periods presented herein due to the change in accounting principle was limited to income statement classification, with no effect on net income.

Interest and penalties expenses for 2012 related to income taxes amounted to $ 1,880. The Company reclassified interest and penalties expenses in the amounts of $ 765 and $204 related to uncertain tax positions included in financial expenses, during 2011 and 2010, respectively, to conform to current year's presentation.

z.	Recently issued accounting standards

In February 2013 the FASB issued ASU 2013-02 Presentation of Comprehensive Income, codified in ASC 220 "Comprehensive Income". The amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. The amendments are effective prospectively for reporting periods beginning after December 15, 2012. The Company does not expect the adoption of this new guidance to have a material impact on its financial statements.

F - 31 -

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	SHORT-TERM AND LONG-TERM INVESTMENTS

Short-term and long-term investments include marketable securities in the amount of $ 314,945 and $ 358,131 as of December 31, 2012 and 2011, respectively and short-term bank deposits in the amounts of $ 31,164 and $ 8 as of December 31, 2012 and 2011, respectively.

The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of available-for-sale marketable securities as of December 31, 2012 and 2011:

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Estimated fair value
	December 31,		December 31,		December 31,		December 31,
	2012	2011	2012	2011	2012	2011	2012	2011

Corporate debentures	$190,826	$201,301	$3,787	$3,089	$60	$1,556	$194,553	$202,834
U.S. Treasuries	13,227	18,302	276	1,180	60	-	13,443	19,482
U.S. Government agency debentures	375	10,709	-	40	-	1	375	10,748
Israeli Treasury Bills	106,330	124,679	244	388	-	-	106,574	125,067

	$310,758	$354,991	$4,307	$4,697	$120	$1,557	$314,945	$358,131

The scheduled maturities of available-for-sale marketable securities as of December 31, 2012 were as follows:

	Amortized	Estimated
	cost	fair value

Due within one year	$168,409	$168,791
Due after one year through five years	142,349	146,154

	$310,758	$314,945

NOTE 4:-	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2012	2011

Government authorities	$20,184	$17,495
Interest receivable	4,019	11,513
Prepaid expenses	8,575	9,929
Other	4,848	5,004

	$37,626	$43,941

F - 32 -

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	INVENTORIES

	December 31,
	2012	2011

Raw materials	$3,330	$2,120
Work-in-progress	3,838	2,768
Finished goods	6,729	8,516

	$13,897	$13,404

NOTE 6:-	OTHER LONG-TERM ASSETS

	December 31,
	2012	2011

Investment in affiliate	$-	$236
Severance pay fund	22,147	21,405
Long-term deposits	1,914	2,183
Deferred tax assets	4,615	5,066

	$28,676	$28,890

NOTE 7:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2012	2011
Cost:
Computers and peripheral equipment	$104,883	$87,119
Office furniture and equipment	16,149	15,741
Leasehold improvements	23,261	13,848

	144,293	116,708
Accumulated depreciation:
Computers and peripheral equipment	80,179	68,062
Office furniture and equipment	12,823	12,256
Leasehold improvements	10,013	8,091

	103,015	88,409

Depreciated cost	$41,278	$28,299

Depreciation expense totaled $ 16,280, $ 12,959 and $ 11,757 for the years 2012, 2011 and 2010, respectively.

F - 33 -

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	OTHER INTANGIBLE ASSETS, NET

a.             Definite-lived other intangible assets:

	December 31,
	2012	2011
Original amounts:
Core technology	$290,217	$189,446
Customer relationships and distribution network	193,868	150,162
Capitalized software development costs	12,518	11,217
Trademarks	14,487	15,469
Covenant not to compete	10,582	3,076

	521,672	369,370
Accumulated amortization:
Core technology	152,331	110,194
Customer relationships and distribution network	114,384	81,709
Capitalized software development costs	10,016	8,622
Trademarks	11,111	9,535
Covenant not to compete	5,084	1,157

	292,926	211,217

Other intangible assets, net	$228,746	$158,153

b.	Amortization expense amounted to $ 79,196, $ 52,574 and $ 45,353 for the years 2012, 2011 and 2010, respectively.

c.	Estimated amortization expense (excluding amortization of capitalized software development costs):

For the year ended December 31,

2013	$72,269
2014	50,549
2015	39,987
2016	30,092
2017	23,651
2018 and thereafter	9,696

$226,244

F - 34 -

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	GOODWILL

The changes in the carrying amount of goodwill allocated to reportable segments for the years ended December 31, 2012 and 2011 are as follows:

	Year ended December 31, 2012
	Customer Interactions Solutions	Security Solutions	Financial Crime and Compliance Solutions	Total

As of January 1, 2012	$290,590	$57,978	$260,619	$609,187

Acquisitions	75,599	-	6,803	82,402
Functional currency translation adjustments	2,114	476	848	3,438

As of December 31, 2012	$368,303	$58,454	$268,270	$695,027

	Year ended December 31, 2011
	Customer Interactions Solutions	Security Solutions	Financial Crime and Compliance Solutions	Total

As of January 1, 2011	$214,805	$52,129	$260,680	$527,614

Acquisitions	79,719	6,275	-	85,994
Functional currency translation adjustments	(3,934)	(426)	(61)	(4,421)

As of December 31, 2011	$290,590	$57,978	$260,619	$609,187

NOTE 10:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2012	2011

Employees and payroll accruals	$66,732	$59,713
Accrued expenses	83,637	71,040
Government authorities	59,077	57,683
Other	3,006	1,936

	$212,452	$190,372

F - 35 -

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

The Company entered into derivative instrument arrangements to hedge a portion of anticipated New Israeli Shekel ("NIS") payroll payments and to hedge future anticipated payments relating to leasehold improvements. These derivative instruments are designated as cash flow hedges, as defined by ASC 815. The transactions to hedge salary payments and payments relating to leasehold improvements are made on denominated amounts that are no greater than forecasted cash flows for salaries and benefits and leasehold improvements according to the Company's budget and on the dates that the cash flows are expected to be paid or received. These transactions are effective and as a result, are recorded as payroll expenses or rent expenses, respectively, at the time that the hedged income/expense is recorded. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the line item associated with the hedged transaction in the period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in financial income (expense) in the period of change.

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

F - 36 -

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	DERIVATIVE INSTRUMENTS (Cont.)

	Notional amount		Fair value
	December 31,		December 31,
	2012	2011	2012	2011

Option contracts to hedge payroll expenses	$88,050	$73,400	$2,795	$(2,920)
Option contracts to hedge future anticipated payments relating to leasehold improvements	-	3,000	-	(28)
Forward contracts to hedge Israeli Treasury Bills	107,408	123,501	(4,107)	9,587

	$195,458	$199,901	$(1,312)	$6,639

The Company currently hedges its exposure to the variability in future cash flows for a maximum period of one year. At December 31, 2012, the Company expects to reclassify all of the net gain on derivative instruments in the amount of $ 2,789 from accumulated other comprehensive income to earnings during the next twelve months.

The fair value of the Company's outstanding derivative instruments at December 31, 2012 and 2011 is summarized below:

		Fair value of derivative instruments
		December 31,
	Balance sheet location	2012	2011
Derivative assets:
Foreign exchange forward contracts		$-	$9,587
Foreign exchange option contracts		$2,795	$-

Derivative liabilities:
Foreign exchange option contracts		$-	$(2,948)
Foreign exchange forward contracts		$(4,107)	$-

Derivative assets	Other receivables and prepaid expenses	$2,795	$9,587
Derivative liabilities	Accrued expenses and other liabilities	$(4,107)	$(2,948)

F - 37 -

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	DERIVATIVE INSTRUMENTS (Cont.)

The effect of derivative instruments in cash flow hedging relationship on income and other comprehensive income for the years ended December 31, 2012, 2011 and 2010 is summarized below:

	Amount of gain (loss) recognized in OCI on derivative (effective portion)
	Year ended December 31,
	2012	2011	2010
Derivatives in cash flow hedging relationship:
Foreign exchange option contracts	$(2,773)	$2,929	$(3,193)
Foreign exchange forward contracts	(11,072)	10,537	(894)

	$(13,845)	$13,466	$(4,087)

	Statements	Amount of gain (loss) reclassified from OCI into income (expenses) (effective portion)
	of income	Year ended December 31,
	line item	2012	2011	2010
Derivative in cash flow hedging relationship:
Foreign exchange option contracts	Cost of revenues and operating expenses	$2,667	$(1,930)	$(1,127)
Foreign exchange forward contracts	Cost of revenues and operating expenses	-	-	51
Foreign exchange forward contracts	Financial income	(10,551)	9,901	(39)

		$(7,884)	$7,971	$(1,115)

The ineffective portion of the gain (loss) resulting from the change in fair value of a cash flow hedge for the years ended December 31, 2012, 2011 and 2010 amounted to $ 0, $ 0 and $ 38, respectively.

F - 38 -

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company leases office space, office equipment and various motor vehicles under operating leases.

1.
The Company's office space and office equipment are rented under several operating leases.

Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, were as follows:

2013	$15,832
2014	14,912
2015	14,329
2016	12,352
2017	11,373
2018 and thereafter	43,807

$112,605

 Rent expenses for the years 2012, 2011 and 2010 were approximately $ 17,373, $ 18,607 and $ 16,202, respectively.

2.
The Company leases its motor vehicles under cancelable operating lease agreements.

The minimum payment under these operating leases, upon cancellation of these lease agreements was $ 1,322 as of December 31, 2012.

Lease expenses for motor vehicles for the years 2012, 2011 and 2010 were $ 4,798 $ 5,707 and $ 5,507, respectively.

b.	Other commitments:

The Company is obligated under certain agreements with its suppliers to purchase goods and under an agreement with its manufacturing subcontractor to purchase projected inventory and excess inventory. Non cancelable obligations, net of provisions, as of December 31, 2012, were $ 2,402. These obligations are expected to be fulfilled  during 2013.

The Company is also obligated under certain agreements with its suppliers to purchase licenses and hosting services. Non cancelable obligations as of December 31, 2012, were $ 11,190.

F - 39 -

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Legal proceedings:

1.
In December 2006, Calyon Corporate and Investment Bank ("Calyon") filed a suit against the Company in the District Court of Tel Aviv, demanding repayment of $ 648 plus accrued interest, for a total amount of $ 740. The Company deducted this amount in January 2004 from a payment transferred in connection with the acquisition of Thales Contact Solutions ("TCS"). The Company had notified TCS in 2004 that it had set off such amount with respect to an overdue payment by TCS to the Company. The dispute was submitted to mediation, however the mediation process failed and the proceedings were returned to the District Court of Tel Aviv. Trial was held on September 11, 2011, and on May 6, 2012 the Court ruled in favor of the Company, dismissing all claims filed by Calyon and ordering it to pay the Company legal expenses. On June 26, 2012, Calyon filed an appeal to the Supreme Court. The Supreme Court ordered Calyon to submit its written summary by June 18, 2013, and the Company to submit its written summary by August 15, 2013. A hearing is scheduled for November 20, 2013. The Company is currently unable to evaluate the probability of a favorable or unfavorable outcome.

2.
On September 16, 2009, Fair Isaac Corporation ("FICO") filed a claim in the United States District Court for the District of Delaware against Actimize Inc. and the Company, claiming that Actimize and the Company are infringing two U.S. patents. These patents cover various aspects of fraud detection. FICO requested damages and an injunction. On January 18, 2012, the parties agreed to the terms of settlement proposed by the court. The parties resolved the case and filed a Stipulation of Dismissal on June 29, 2012, and the court ordered the dismissal on July 2, 2012.

3.
On March 10, 2010, Nuvation Research Corporation ("Nuvation") filed a lawsuit against the Company with the Supreme Court of the State of New York. The lawsuit alleges, among others, that the Company breached a contract with Nuvation and defrauded Nuvation.  Nuvation was claiming damages in a total amount of $8 million.  On September 19, 2011, the parties reached an agreement in principle to settle the dispute through binding arbitration/mediation and also agreed that the mediation outcome will be subject to a minimum payment by NICE to Nuvation of $100,000. The parties had a one-day arbitration/mediation meeting on March 14, 2012, and an Award, dated April 25, 2012, was issued and the Judge dismissed all of Nuvation’s claims with prejudice. NICE paid such amount to Nuvation, and the parties also exchanged general releases and executed and filed a Stipulation of Dismissal, with prejudice. The case has been resolved.

F - 40 -

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

4.
On July 15, 2010, Tal-Yam Engineering Projects Management and Initiation ("Tal-Yam") filed a suit against the Company in the Tel Aviv Magistrate's Court. The suit alleges a breach of contract due to failure to pay for services rendered to the Company. Tal-Yam is seeking damages in the amount of approximately NIS 1.0 million (approximately $ 262) and disclosure of certain invoices and related documentation. The Company submitted its statement of defense on October 24, 2010. The parties participated in mediation proceedings under Israeli Law that were not successful. Trial hearings took place during January 2013, and summation has yet to be scheduled by the court. At this preliminary stage of the proceedings, the Company is unable to evaluate the probability of a favorable or unfavorable outcome.

5.
Labor disputes:

On November 7, 2012, a former employee of Actimize Inc. filed a suit in the United States District Court for the Southern District of New York claiming discrimination on the basis of disability. The suit includes a claim for reinstatement as well as compensatory damages and other relief. The parties are scheduled to hold mediation on May 16, 2013, and the estimated demand for settlement by the plaintiff is about $310,000 plus attorney fees. The Company is unable to evaluate the probability of a favorable or unfavorable outcome in this dispute.

6.
The Company is involved in various other legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

7.	The Company accrued a liability for all legal proceedings where the loss is considered probable and the amount can be reasonably estimated. The amount accrued at December 31, 2012 was immaterial.

F - 41 -

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rates in Israel: Taxable income of Israeli companies is subject to tax at the rate of 25% in 2010, 24% in 2011 and 25% in 2012 and onwards.

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

The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the Law and regulations published thereunder. Should the Company fail to meet such requirements in the future, income attributable to its Approved Enterprise and Privileged Enterprise programs could be subject to the statutory Israeli corporate tax rate and the Company could be required to refund a portion of the tax benefits already received, with respect to such programs. As of December 31, 2012, management believes that the Company is in compliance with all the conditions required by the Law.

The Company does not intend to distribute any amounts of its undistributed tax exempt income as dividends as it intends to reinvest its tax-exempt income within the Company. Accordingly, no deferred income taxes have been provided on income attributable to the Company's Approved or Privileged Enterprise programs as the undistributed tax exempt income is essentially permanent in duration.

As of December 31, 2012, approximately $ 310,000 is tax-exempt attributable to its various Approved and Privileged Enterprise programs. If such tax exempt income is distributed (other than in respect of the Approved Enterprise programs upon the complete liquidation of the Company), it would be taxed at the reduced corporate tax rate applicable to such profits (between 10%-25%) and an income tax liability of approximately $ 56,000 would be incurred as of December 31, 2012.

F - 42 -

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

During December 2010, the Law for Economic Policy for 2011 and 2012 (Amended Legislation) was passed, and among other things, amended the Law, ("the Amendment") effective January 1, 2011. According to the Amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire preferred income (as part of its "Preferred Enterprise"). The Company has generally elected for the Preferred Enterprise regime to apply (the waiver is non-recourse) from January 1, 2012 and from then, assuming validly made, it will be subject to the amended tax rates as follows: 2012 - 15%, 2013 and 2014 - 12.5% and in 2015 and thereafter - 12%

In November 2012, as a temporary fiscal raising measure, an order was passed in Israel intended to encourage companies to voluntarily elect for an immediate payment of corporate tax on previously tax-exempted earnings which were earned pursuant to Approved and Privileged Enterprises ("the Order"). The Order does not require the actual distribution of these previously tax-exempted earnings. The Order provides, for those companies which so elect before November 2013, partial Israeli tax relief calculated on a linear basis: the greater the release of the previously tax-exempted earnings, the higher the relief from corporate tax which otherwise would have applied upon an actual distribution. According to the statutory linear formula provided in the Order, the corporate income tax to be paid, would vary from a 6% to a 17.5% effective tax rate. The Company is currently assessing the impact of the Order.

3.	Tax benefits under the Israeli Law for the Encouragement of Industry (Taxation), 1969:

NICE is an "Industrial Company" as defined by the above law and, as such, is entitled to certain tax benefits including accelerated depreciation, deduction of public offering expenses in three equal annual installments and amortization of cost of purchased know-how and patents for tax purposes over 8 years.

b.	Income taxes on non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence. Neither Israeli income taxes, foreign withholding taxes nor deferred income taxes were provided in relation to undistributed earnings of the Company's foreign subsidiaries. This is because the Company has the intent and ability to reinvest these earnings indefinitely in the foreign subsidiaries and therefore those earnings are continually redeployed in those jurisdictions. As at December 31, 2012, the amount of undistributed earnings of non-Israeli subsidiaries which is considered indefinitely reinvested was $ 209,000 with a corresponding unrecognized deferred tax liability of $ 42,700. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

F - 43 -

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

c.	Net operating loss carryforward:

As of December 31, 2012, certain subsidiaries had tax loss carry-forwards totaling approximately $ 126,000 which can be carried forward and offset against taxable income with expiration dates ranging from 2013 and onwards. Approximately $ 92,000 of these carry-forward tax losses have no expiration date. The balance expires between 2013 and 2029.

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
Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2012	2011
Deferred tax assets:
Net operating losses carryforward *)	$27,606	$30,164
Acquired intangibles	275	1,573
Share based payments	7,655	7,037
Reserves, allowances and other	9,727	8,400

Deferred tax assets before valuation allowance	45,263	47,174
Valuation allowance	(14,667)	(19,987)

Deferred tax assets	30,596	27,187

Deferred tax liabilities:
Acquired intangibles	(68,795)	(39,742)

Deferred tax liabilities, net	$(38,199)	$(12,555)

*)
Including deferred taxes on losses for US income tax purposes as of December 31, 2012 and 2011, derived from the exercise of employee stock options in the amount of $ 9,600 and $ 9,300, respectively. The benefit derived from the exercise of employee stock options was not recorded through additional paid in capital as required under ASC 718 since a full valuation allowance was provided in this respect. As a result, there is no impact on the Company's shareholders' equity and on the deferred taxes for each of the years presented.

F - 44 -

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

	December 31,
	2012	2011

Current deferred tax assets	$15,564	$10,405
Long-term deferred tax assets	4,615	5,066
Current deferred tax liabilities	(37)	(260)
Long-term deferred tax liabilities	(58,341)	(27,766)

Deferred tax liabilities, net	$(38,199)	$(12,555)

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

e.	A reconciliation of the Company's effective tax rate to the statutory tax rate in Israel is as follows:

	Year ended December 31,
	2012	2011	2010

Income before taxes on income, as reported in the consolidated statements of income	$53,900	$69,649	$58,237

Statutory tax rate in Israel	25%	24%	25%
Approved and Privileged Enterprise benefits *)	(11.6)%	(12.8)%	(7.7)%
Changes in valuation allowance	(7.0)%	(0.5)%	(2.5)%
Earnings taxed under foreign law	(17.4)%	(0.4)%	(5.7)%
Tax Settlements and other adjustments of prior year provisions	(17.3)%	7.1%	4.3%
Other	2.3%	0.4%	3.0%

Effective tax rate	(26.0)%	17.8%	16.4%

*) Net earnings per ordinary share - amounts of the benefit resulting from the "Approved and Privileged Enterprise" status
Basic	$0.10	$0.10	$0.09

Diluted	$0.10	$0.10	$0.09

F - 45 -

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

f.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2012	2011	2010

Domestic	$67,559	$46,858	$38,608
Foreign	(13,659)	22,791	19,629

	$53,900	$69,649	$58,237

g.	Taxes on income are comprised as follows:

	Year ended December 31,
	2012	2011	2010

Current	$10,250	$21,136	$14,443
Deferred	(24,244)	(8,750)	(4,913)

	$(13,994)	$12,386	$9,530

Domestic	$16,856	$5,764	$4,384
Foreign	(30,850)	6,622	5,146

	$(13,994)	$12,386	$9,530

Of which:

	Year ended December 31,
	2012	2011	2010

Domestic Taxes
Current	$17,933	$8,097	$4,872
Deferred	(1,077)	(2,333)	(488)

	$16,856	$5,764	$4,384
Foreign Taxes
Current	$(7,749)	$13,039	$9,571
Deferred	(23,101)	(6,417)	(4,425)

	$(30,850)	$6,622	$5,146

Taxes on income	$(13,994)	$12,386	$9,530

F - 46 -

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

h.	Uncertain tax positions:

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2012	2011

Uncertain tax positions, beginning of year	$43,435	$36,029
Increases in tax positions for prior years	-	936
Decreases in tax positions for prior years	(3,147)	-
Increases in tax positions for current year	6,046	7,448
Settlements	(8,369)	(978)

Uncertain tax positions, end of year	$37,965	$43,435

Unrecognized tax benefits included $ 37,804 of tax benefits, which if recognized, would reduce the Company's annual effective tax rate. The Company has further accrued $ 4,107 due to interest related to uncertain tax positions as of December 31, 2012.

During 2012, prior tax years in Israel, the U.S. and the United Kingdom were closed by way of the expiration of the statute of limitations and settlements reached with those tax authorities through routine tax audits.  The Company is currently in the process of routine Israeli income tax audits for the tax years 2006 through 2011. As of December 31, 2012, the Company is still subject to further Israeli income tax audits for the tax year of 2012, to U.S. federal income tax audits for the tax years of 2010 through 2012 and to other income tax audits for the tax years of 2007 through 2012.

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

F - 47 -

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY

Pursuant to the terms of the acquisitions of Actimize Ltd., Orsus Solutions Ltd, e-Glue Software Technologies Inc., Fizzback and Merced the Company assumed or replaced unvested options, Restricted Stock Awards ("RSA's") and Restricted Stock Units ("RSU's") and converted them into NICE options, RSA's and RSU's, based on the agreed exchange ratio. Each assumed option, RSA and RSU is subject to the same terms and conditions, including vesting and timing of exercisability, as applied to any such option, RSA and RSU immediately prior to the acquisition.

In June 2008, the Company adopted the 2008 Share Incentive Plan ("the 2008 Plan"), to provide incentives to employees, directors, consultants and/or contractors by rewarding performance and encouraging behavior that will improve the Company's profitability. Under the 2008 Plan, the Company's employees, directors, consultants and/or contractors may be granted any equity-related award, including any type of an option to acquire the Company's ordinary shares and/or share appreciation right and/or share and/or restricted share and/or restricted share unit and/or other share unit and/or other share-based award and/or other right or benefit under the 2008 Plan (each an "Award"). The options to acquire ordinary shares are granted at an exercise price of not less than the fair market value of the ordinary shares on the date of the grant, subject to certain exceptions which may be determined by the Company's Board of Directors, including in some cases options granted with an exercise price at par value. Further, in case the Company distributes cash dividends the exercise price for each option outstanding prior to the distribution shall be reduced by an amount equal to the gross amount of the dividend per share distributed.

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

F - 48 -

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

The fair value of the Company's stock options granted to employees and directors for the years ended December 31, 2012, 2011 and 2010 was estimated using the following assumptions:

	2012	2011	2010

Expected volatility	27.8%-34.8%	34.3%-43.8%	42.8%-48.4%
Weighted average volatility	29.4%	43.02%	43.7%
Risk free interest rate	0.4%-0.5%	0.2%-1.3%	0.8%-1.8%
Expected dividend	0%	0%	0%
Expected term (in years)	3.3	2.5-3.7	2.5-3.7

A summary of the Company's stock options activity and related information for the year ended December 31, 2012, is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2012	4,983,541	$22.01	4.09	$62,049
Granted	1,243,501
Assumed	201,488
Exercised	(1,333,909)
Forfeited	(512,658)
Cancelled	(43,950)

Outstanding at December 31, 2012	4,538,013	21.53	4.31	54,231

Exercisable at December 31, 2012	1,802,460	24.82	3.18	15,612

The weighted-average grant-date fair value of options granted during the years 2012, 2011 and 2010 was $ 16.09, $ 17.99 and $ 14.58, respectively.

The total intrinsic value of options exercised during the years 2012, 2011 and 2010 was $ 18,072, $ 19,295 and $ 15,294, respectively.

F - 49 -

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

The options outstanding under the Company's stock option plans as of December 31, 2012 have been separated into ranges of exercise price as follows:

					Weighted
	Options	Weighted		Options	average
	outstanding	average	Weighted	exercisable	exercise
	as of	remaining	average	as of	price of
Ranges of	December 31,	contractual	exercise	December 31,	options
exercise price	2012	term	price	2012	exercisable
		(Years)	$		$

$0.02	828	0.66	0.02	828	0.02
$0.27	1,161,448	5.12	0.27	210,795	0.27
$0.69	33,490	7.45	0.69	11,453	0.69
$2.89	5,132	2.13	2.89	5,132	2.89
$6.00-6.87	19,964	3.56	6.57	19,964	6.57
$11.4-14.60	66,046	5.83	12.88	48,551	13.20
$17.72-25.01	350,472	3.54	21.37	230,246	22.05
$26.85-35.31	2,900,633	4.02	30.64	1,275,491	30.42

	4,538,013	4.31	21.53	1,802,460	24.82

A summary of the Company's Restricted Stock Awards ("RSA") and the Company's Restricted Stock Units ("RSU") activities and related information for the year ended December 31, 2012, is as follows:

	Number of RSU & RSA	Weighted average exercise price *)

Outstanding at January 1, 2012	525,500	NIS	1
Issued	372,725	NIS	1
Assumed	61,188	NIS	1
Vested	(189,727)	NIS	1
Forfeited	(68,708)	NIS	1

Outstanding at December 31, 2012	700,978	NIS	1

*)	Weighted average exercise price is NIS 1 (par value) which represents approximately $ 0.27.

As of December 31, 2012, there was approximately $ 41,086 of unrecognized compensation expense related to non-vested stock options and restricted stock awards, expected to be recognized up to four years.

F - 50 -

 NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2012, 2011 and 2010, was comprised as follows:

	Year ended December 31,
	2012	2011	2010

Cost of revenues	$4,156	$2,922	$2,634
Research and development, net	2,840	2,966	3,650
Selling and marketing	7,981	7,490	5,920
General and administrative	8,635	7,781	8,850

Total stock-based compensation expenses	$23,612	$21,159	$21,054

c.	Employee Stock Purchase Plan:

Eligible employees under the Employee Stock Purchase Plan ("ESPP") can have between 2% to 10% of their earnings withheld, under certain limitations, to be used to purchase ordinary shares. The price of ordinary shares purchased under the ESPP is equal to 95% of the fair market value of the ordinary shares.

During 2012, 2011 and 2010, employees purchased 17,753, 16,582 and 16,537 shares at average prices of $ 33.73, $ 33.88 and $ 26.38 per share, respectively.

d.	Treasury shares:

On February 15, 2011, November 2, 2011 and on October 31, 2012 the board of directors of the Company authorized a program to repurchase up to $ 100,000 at each time (total of $ 300,000) of the Company's issued and outstanding ordinary shares and ADRs. Repurchases may be made from time to time in the open market or in privately negotiated transactions and will be in accordance with applicable securities laws and regulations. The timing and amount of the repurchase transactions will be determined by management and may depend on a variety of factors, including market conditions, alternative investment opportunities and other considerations. The program does not obligate the Company to acquire any particular amount of ordinary shares and ADRs and the program may be modified or discontinued at any time without prior notice.

e.	Dividends:

Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel may be converted to dollars on the basis of the exchange rate prevailing at the date of the conversion.

F - 51 -

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

On February 13, 2013, the Company announced that the board of directors has approved a dividend policy under which the Company intends to pay quarterly cash dividends to holders of its ordinary shares and ADRs subject to declaration by the board. Under Israeli law, dividends may be paid only out of profits and other surplus (as defined in the law) as of the most recent financial statements or as accrued over a period of two years, whichever is higher, provided that there is no reasonable concern that the dividend distribution will prevent the Company from meeting its existing and foreseeable obligations as they come due.  Historically, the Company has not declared or paid cash dividends on its ordinary shares.

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

The Company's segments are engaged in business activities for which they earn revenues and incur expenses, their results are reviewed by the CODM and discrete financial information is available. Certain comparative figures related to the amortization of intangible assets have been reclassified to conform to current year presentation.

The following tables present the financial information of the Company's reportable segments.

	Year ended December 31, 2012
	Customer Interactions Solutions	Security Solutions	Financial Crime and Compliance solutions	Not allocated	Total

Revenues	$565,993	$185,916	$127,103	$-	$879,012

Operating income (loss)	$112,027	$27,645	$3,200	$(97,240)	$45,632

F - 52 -

 NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	REPORTABLE SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

	Year ended December 31, 2011
	Customer Interactions Solutions	Security Solutions	Financial Crime and Compliance solutions	Not allocated	Total

Revenues	$477,572	$191,852	$124,407	$-	$793,831

Operating income (loss)	$123,237	$27,164	$(6,662)	$(84,711)	$59,028

	Year ended December 31, 2010
	Customer Interactions Solutions	Security Solutions	Financial Crime and Compliance solutions	Not allocated	Total

Revenues	$403,940	$165,998	$119,513	$-	$689,451

Operating income (loss)	$111,771	$8,535	$71	$(71,325)	$49,052

The following presents long-lived assets of December 31, 2012 and 2011, based on operational segments:

	December 31,
	2012	2011

Customer Interactions Solutions	$24,247	$14,535
Security Solutions	5,941	4,533
Financial Crime and Compliance Solutions	7,157	7,319
Non-allocated	3,933	1,912

	$41,278	$28,299

F - 53 -

 NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	REPORTABLE SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

b.	Geographical information:

Total revenues from external customers on the basis of the Company's geographical areas are as follows:

	Year ended December 31,
	2012	2011	2010

Americas	$549,575	$499,162	$429,889
EMEA *)	200,624	187,650	175,489
Israel	9,784	8,990	7,316
Asia Pacific	119,029	98,029	76,757

	$879,012	$793,831	$689,451

The following presents long-lived assets of December 31, 2012 and 2011, based on geographical segments:

	December 31,
	2012	2011

Americas	$8,583	$7,735
EMEA *)	5,042	4,334
Israel	25,942	14,685
Asia Pacific	1,711	1,545

	$41,278	$28,299

*)	Includes Europe, the Middle East (excluding Israel) and Africa.

NOTE 16:-	SELECTED STATEMENTS OF INCOME DATA

a.	Research and development costs, net:

	Year ended December 31,
	2012	2011	2010

Total costs	$126,584	$113,671	$102,208
Less - grants and participations	(4,087)	(3,394)	(3,814)
Less - capitalization of software development costs	(1,110)	(1,150)	(1,311)

	$121,387	$109,127	$97,083

F - 54 -

 NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SELECTED STATEMENTS OF INCOME DATA (Cont.)

b.
Restructuring expense:

In the third quarter of 2012, the Company initiated a restructuring program for the consolidation of facilities in order to reduce its operating costs. The Company discontinued the use of approximately 14,783 square meters of research and development and sales facilities. The Company accrued $0.9 million for the fair value of its future contractual obligations under these operating leases as of the date it ceased to use the leased properties. In connection with this restructuring program, the Company recorded restructuring charges in the third quarter of 2012 totaling $1.9 million.

c.	Financial income and other, net:

	Year ended December 31,
	2012	2011	2010
Financial income:
Interest and amortization/accretion of premium/discount on marketable securities	$4,230	$8,357	$8,889
Gain on forward contracts	-	9,902	-
Realized gain on marketable securities	2,095	1,124	1,435
Interest	2,616	3,154	1,787
Foreign currency translation	1,717	1,725	927

	10,658	24,262	13,038
Financial expenses:
Realized loss on marketable securities	(495)	(333)	(238)
Interest	(103)	(165)	(46)
Foreign currency translation	(2,368)	(11,872)	(2,109)
Other	(954)	(1,109)	(1,306)

	(3,920)	(13,479)	(3,699)

Other income (expenses), net	1,530	(162)	(154)

	$8,268	$10,621	$9,185

F - 55 -

 NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SELECTED STATEMENTS OF INCOME DATA (Cont.)

d.	Net earnings per share:

The following table sets forth the computation of basic and diluted net earnings per share:

1.	Numerator:

	Year ended December 31,
	2012	2011	2010

Net income available to ordinary shareholders	$67,894	$57,263	$48,707

2.	Denominator (in thousands):

	Year ended December 31,
	2012	2011	2010

Denominator for basic net earnings per share -
Weighted average number of shares	60,905	62,924	62,652
Effect of dilutive securities:
Add - employee stock options and RSU	1,356	1,317	1,480

Denominator for diluted net earnings per share - adjusted weighted average shares	62,261	64,241	64,132

NOTE 17:-	SUBSEQUENT EVENT

On February 13, 2013, the Company announced that the board of directors has approved a dividend policy under which the Company intends to pay quarterly cash dividends to holders of its ordinary shares and ADRs subject to declaration by the board. See Note 14e for further information related to the dividend distribution.

F - 56 -

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NICE-SYSTEMS LTD.

By:	/s/ Zeev Bregman
Zeev Bregman
President and Chief Executive Officer

Date:  March 25, 2013