Form 20-F
period 2013-12-31
NICE SYSTEMS LTD
filed 2014-03-26
CIK 1003935

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 60,096,547 Ordinary Shares, par value NIS 1.00 per share (which excludes 8,181,586 treasury shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements.  Many factors could cause the actual results, performance or achievements of NICE to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, competition with existing or new competitors, changes in executive management, changes in general economic and business conditions, disruption in credit markets, rapidly changing technology, changes in currency exchange rates and interest rates, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, changes in business strategy and various other factors, both referenced and not referenced in this annual report.  These risks are more fully described under Item 3, “Key Information – Risk Factors” of this annual report.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected.  NICE does not intend or assume any obligation to update these forward-looking statements.  Investors should bear this in mind as they consider forward-looking statements and whether to invest or remain invested in NICE-Systems Ltd.’s securities.

In this annual report, all references to “NICE,” “we,” “us” or “our” are to NICE-Systems Ltd., a company organized under the laws of the State of Israel, and its wholly owned subsidiaries. For a list of our significant subsidiaries, please refer to page 55 of this annual report.

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

Not Applicable.

Item 2.            Offer Statistics and Expected Timetable.

Not Applicable.

Item 3.            Key Information.

Selected Financial Data

The following selected consolidated balance sheet data as of December 31, 2012 and 2013 and the selected consolidated statements of income data for the years ended December 31, 2011, 2012 and 2013 have been derived from our audited Consolidated Financial Statements. These financial statements have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP, and audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The selected consolidated statements of income data as of December 31, 2009 and 2010 and the selected consolidated balance sheet data for the years ended December 31, 2009, 2010 and 2011 have been derived from other Consolidated Financial Statements not included in this annual report and have also been prepared in accordance with U.S. GAAP and audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and notes thereto and other financial information included elsewhere in this annual report.

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(U.S. dollars in thousands, except per share data)
OPERATING DATA:
Revenues
Products	$281,783	$325, 429	$355,760	$369,381	$377,558
Services	301,332	364,022	438,071	509,631	571,726
Total revenues	583,115	689,451	793,831	879,012	949,284
Cost of revenues
Products	88,030	107,190	116,256	122,917	117,833
Services	149,175	161,885	191,049	228,306	247,115
Total cost of revenues	237,205	269,075	307,305	351,223	364,948
Gross profit	345,910	420,376	486,526	527,789	584,336
Operating expenses:
Research and development, net	77,382	97,083	109,127	121,387	136,563
Selling and marketing	141,526	178,407	199,044	230,162	248,618
General and administrative	72,791	76,345	95,650	96,134	88,304
Amortization of acquired intangible assets	16,012	19,489	23,677	32,590	30,571
Restructuring expenses	-	-	-	1,884	527

Total operating expenses	307,711	371,324	427,498	482,157	504,583
Operating income	38,199	49,052	59,028	45,632	79,753
Financial income, net	8,094	9,339	10,783	6,738	4,037
Other expenses, net	(115)	(154)	(162)	1,530	(110)
Income before taxes on income	46,178	58,237	69,649	53,900	83,680
Taxes on income	3,422	9,530	12,386	(13,994)	28,405
Net income	42,756	48,707	57,263	67,894	55,275

Basic earnings per share	$0.70	$0.78	$0.91	$1.11	$0.92
Weighted average number of shares used in computing basic earnings per share (in thousands)	61,395	62,652	62,924	60,905	60,388

Diluted earnings per share	$0.68	$0.76	$0.89	$1.09	$0.89

Weighted average number of shares used in computing diluted earnings per share (in thousands)	62,490	64,132	64,241	62,261	61,830

	At December 31,
	2009	2010	2011	2012	2013

BALANCE SHEET DATA:
Working capital	$184,460	$173,909	$173,543	$137,635	$76,425
Total assets	1,399,677	1,534,418	1,581,836	1,660,945	1,657,058
Shareholders’ equity	1,062,754	1,160,760	1,158,644	1,191,088	1,204,796

Risk Factors

Risks Relating to Markets, Global Operations and Competition

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

To the extent that our business suffers as a result of such unfavorable economic and market conditions, our operating results may be materially adversely affected. In particular, enterprises may reduce spending in connection with their contact centers. Financial institutions may also reduce spending in relation to trading floors and operational risk management, as IT-related capital expenditures are typically lower in times of economic slowdowns. In addition, enterprises’ ordering and payment patterns are influenced by market conditions and could cause fluctuations in our quarterly results. Moreover, our clients may, due to imminent regulatory or operational deadlines or objectives or for other reasons, prioritize other expenditures over the solutions that we offer.

Disruption to the global economy could, therefore, have a number of follow-on effects on our business, including a possible (i) slow-down in our business, resulting from lower customer expenditure, inability of customers to pay for products and services, insolvency of customers or insolvency of key partners, (ii) negative impact on our liquidity, financial condition and share price, which may impact our ability to raise capital in the market, obtain financing and secure other sources of funding in the future on terms favorable to us, and (iii) decreases in the values of our assets that are deemed to be other than temporary, which may result in impairment losses.

We depend on the stability of the North American market.

Over half of our sales are generated from North America. In the event that there is deterioration or a future crisis in the economic and financial stability in the United States, specifically but not limited to the financial services sector (which is our main industry vertical), it could result in reduced spending by our top tier customers or the delay or postponement of orders, all of which may have a negative impact on our sales to this region. This may materially adversely affect our results of operations and may increase the difficulty for us to accurately forecast and plan our future business.

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

The economic climate has forced many organizations to reassess their contact center solutions’ infrastructure. For the contact center, the enterprise and the remote and mobile workforce, an all-in-one contact center platform may be a preferred alternative to a multi-point system, as it may result in a reduction in the Total Cost of Ownership (TCO) and the enablement of new cross systems business processes. Although we may benefit from this trend, at the same time, we are observing that there are infrastructure players that are potentially looking to introduce a “contact center as a service” cloud-based solution that will include features and functionality currently supplied by us, in addition to the infrastructures supplied by such vendors. With the strengthening of this trend, we may be faced with a new type of competition, and in the event that we are not able to create an integrated experience for our customers in the form of an integrated suite, there could be a material adverse effect on our business, financial condition or results of operations.

Risks associated with direct competition from our global distribution or strategic partnership channels may materially adversely affect our financial results.

Our current distribution channel partners or our strategic partners may decide to enter into our markets in competition with us, which would likely result in the termination of our relationship and may lead to a significant reduction in sales through related channels.

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

As a result of all of these factors, including any difficulties we may experience in maintaining our relationship with these channel (for example, entering into subsequent commercial agreements), on the one hand, and their direct competition with us on the other hand, we may lose sales opportunities, customers and market share, which may have a material adverse effect on our business, financial condition or results of operations.

The markets in which we operate are characterized by rapid technological changes and frequent new products and service introductions.

We operate in several markets, each characterized by rapidly changing technology, new product introductions and evolving industry standards. The introduction of products embodying new technology and the emergence of new industry standards might exert price pressures on our existing products or render them obsolete. Our markets are also characterized by consistent demand for state of the art technology and products. Existing and potential competitors might introduce new and enhanced products that could adversely affect the competitive position of our products. Our most significant market is the market for Customer Interaction applications. Customer Interaction applications are utilized by entities in various sectors to capture, store, retrieve and analyze recorded data. The market for our Customer Interaction applications is, in particular, dominated by a group of highly competitive vendors that are introducing dynamic competitive offerings around evolving industry standards.

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

Therefore, some of the factors that could have a material adverse effect on our business, financial condition and results of operations include industry-specific factors; our ability to continuously develop, introduce and deliver commercially viable products, solutions and technologies; the market’s rate of acceptance of the product solutions and technologies we offer; and our ability to keep pace with market and technology changes and to compete successfully.

Operating globally exposes us to additional and unpredictable risks.

We sell our products and solutions throughout the world and intend to continue to increase our penetration of international markets. In 2011, 2012 and 2013 approximately 99% of our total sales were derived from sales to customers outside of Israel. Our future results could be materially adversely affected by a variety of factors relating to international transactions, including:

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

General Risks Relating to Our Business, Offerings and Operations

We depend on the success of our recording solutions.

Our recording solutions are based on a computer telephony integrated multi-channel voice recording and retrieval system. We are dependent on the success of our recording solutions to maintain profitability and sustain growth. Our recording solutions currently generate, and in recent years have generated, a large portion of our revenues, and we will continue to be dependent on the sales of our recording solutions in the next several years.  However, there can be no assurance that the recording market will continue to grow. Also, switch manufacturers, such as Avaya Inc. (Avaya) and Cisco Systems Inc. (Cisco), offer various types of recording solutions, which could result in a significant decline in sales of our recording solutions, which could also result in a decline in sales of related applications, or a significant decrease in the profit margin on such solutions, that could have a material adverse effect on our business, financial condition or results of operations.

In addition, the trend of enterprise customers moving from voice to other means of communication with the enterprise (such as e-mail, instant messaging, social media and chat), may result in a reduction in the demand for our voice recording platform and applications. Furthermore, if such trend continues, our customers may cease to record voice and switch to recording other means of communication. This may have a material adverse effect on our business, financial condition or results of operations.

If we fail to develop or maintain relationships with existing and new distribution and strategic partnership channels, such failure may materially adversely affect our financial results.

We have agreements in place with many distributors, dealers and resellers to market and sell our products and services in addition to our direct sales force. Moreover, in certain regions, such as Asia and Eastern Europe, we predominantly work through such partners. Our financial results could be materially adversely affected if our contracts with distribution channel partners or our other partners were terminated, if our relationship with our distribution channel partners or our other partners were to deteriorate, or if the financial condition of our distribution channel partners or our other partners were to weaken.

We believe that developing partnerships and strategic alliances is an important factor in our success in marketing our products. In some markets we have only recently started to develop a number of partnerships and strategic alliances. We cannot assure you that we will be able to develop such partnerships or strategic alliances on terms that are favorable to us, if at all. Failure to develop such arrangements that are satisfactory to us may limit our ability to successfully market and sell products and may have a material adverse effect on our business and results of operations.

As our market opportunities change, our reliance on particular distribution channels and strategic partners may increase or we may need to create new strategic partnerships and alliances to address changing market needs, all of which may negatively impact our growth and gross margins. There can be no assurance that we will be successful in maintaining, creating or expanding these channels and partnerships. If we are not successful, we may lose sales opportunities, customers and market share, which may have a material adverse effect on our business and results of operations.

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

While no single customer of ours accounted for more than five percent of our aggregate revenues in 2013, we do have a small number of significant customers in each sector of our business, each of which could be material to a particular area of our business. In addition, in our Security business, there may be certain transactions that could account for at least five percent of our revenues in a particular year. Such transactions are subject to certain risks (as discussed in the immediately following risk factor "We face risks related to large projects."), which could have a material adverse effect on our revenues and operating results.

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

Some of the customer projects for which we offer our Security Solutions and related products and services are growing in size. The larger and more complex such projects are, the greater the risks associated with such projects. These risks may include our exposure to penalties and liabilities resulting from a breach of contract, our ability to fully integrate our products with third party products, and a risk of failure due to a combination of various technologies and complex environments. In some of these projects we are highly dependent upon prime-contractors and subcontractors for various planning aspects, solution development, integration, delivery and the successful and timely completion of such projects. Also, we may be held liable for the failure of our subcontractors, from whom we may have no recourse. In addition, there may be more fluctuations in cash collection and revenue recognition with respect to such projects.

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

We face risks relating to government spending and contracts with governments and governmental entities.

We sell our products and solutions to, among other customers, governments and governmental entities. Due to financial conditions, governments may significantly reduce or terminate projects, even if already budgeted, or decide to change priorities and reallocate budgets. In addition, sales to governments and governmental entities are subject to special risks, such as delays in funding, termination of contracts or sub-contracts at the convenience of the government, reduction or modification of contracts or sub-contracts in the event of changes in the government’s policies or priorities, as a result of budgetary constraints or for other reasons, collection difficulties and increased or unexpected costs resulting in losses or reduced profits under fixed price contracts. Furthermore, some of these engagements require delivery in phases, and while each phase requires particular customer acceptance, a customer may require acceptance of the complete system with a right of return of the system, regardless of any previous partial acceptance. Failure to obtain customer acceptance for the complete system, the customer’s exercise of a right of return, or, generally, an early termination for convenience, would not entitle us to reimbursement for all of our incurred contract costs or profit for work performed. Such occurrences have happened in the past and we cannot assure you that we will not experience problems in the future in our performance of such government contracts.

In addition, the market for our Security Solutions is highly dependent on the spending cycle and scope of federal, state, local and municipal governments, as well as those of security organizations in international markets. We cannot assure you that these spending cycles will materialize as we expect and that we will be positioned to benefit from these potential opportunities.

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

        As part of our growth strategy, we have made a significant number of acquisitions over the past few years, including a total of seven acquisitions during the years 2011 through 2013 (see Item 5, “Operating and Financial Review and Prospects—Recent Acquisitions” in this annual report), and expect to continue to make acquisitions. We frequently evaluate the tactical or strategic opportunity available related to complementary businesses, products or technologies. The process of integrating an acquired company’s business into our operations and/or of investing in new technologies, may result in unforeseen operating difficulties and large expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business, and which may result in the loss of key customers and/or personnel and expose us to unanticipated liabilities.

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

Technological trends, such as the adoption of virtualization technologies, the need for IT efficiency (converting IT costs from capital expenses to operating expenses) and the increased demand for business agility are all contributing to the move of cloud computing into the mainstream.

As enterprise customers embrace cloud computing, the way they source business solutions likely will change, giving preference to hosted and cloud-based Software-as-a-Service (or SaaS). Although we are adapting and evolving our delivery options to include on-premise, hosted, cloud-based SaaS, or blended-hybrid deployment offerings, we may not be able to timely and adequately meet customer needs, which could have an adverse effect on our business, financial condition and results of operations. Furthermore, the business model of SaaS differs from the business model for the sale of products and services, and could, as a result, impact our booking and revenues, as the period for recognizing the revenue from such orders may spread over a greater number of fiscal quarters, which could result in a delay in revenue recognition and materially adversely affect our results of operations and our rate of growth and profitability. In addition, cloud computing could make it easier for new competitors (such as telecom carriers) to enter our markets due to the lower up-front technology costs. Such increased competition is likely to heighten the pressure to decrease pricing. Such increased competition and the above-mentioned change in business model may negatively impact our revenues.

Furthermore, some of our enterprise customers have increased in size, partly due to consolidation in the financial market. If our technology is not scalable enough to support these changes, it may have a material adverse effect on our business, financial condition and results of operation.

If we lose our key suppliers, our business may suffer.

Certain components and subassemblies that are used in the manufacture of our existing products are purchased from a single or a limited number of suppliers.  In the event that any of these suppliers are unable to meet our requirements in a timely manner or that our relationship with any such supplier is terminated, we may experience an interruption in production until an alternative source of supply can be obtained.  Any disruption, or any other interruption of a supplier’s ability to provide components to us, could result in delays in making product shipments, which could have a material adverse effect on our business, financial condition and results of operations.  In addition, some of our major suppliers use proprietary technology and software code that could require significant redesign of our products in the case of a change in vendor.  Further, as suppliers discontinue their products, or modify them in manners incompatible with our current use, or use manufacturing processes and tools that could not be easily migrated to other vendors, we could have significant delays in product availability, which would have a significant adverse impact on our results of operations and financial condition.  Although we generally maintain an inventory for some of our components and subassemblies to limit the potential for an interruption and we believe that we can obtain alternative sources of supply in the event our suppliers are unable to meet our requirements in a timely manner, we cannot assure you that our inventory and alternative sources of supply would be sufficient to avoid a material interruption or delay in production and in availability of spare parts.

If we lose our key personnel or cannot recruit and retain key personnel, our business may suffer.

In order to compete, we must recruit, retain, executives and other key employees. Hiring and retaining qualified executives and other key employees is critical to our business, and competition for highly qualified and experienced managers in our industry is intense. Mr. Zeev Bregman, our current President and CEO will be retiring and Mr. Barak Eilam will assume the position of CEO of NICE. The transition is expected to be completed by the end of April 2014, and it is likely that such changes will result in further changes in our management. The succession and transition process may have an effect on our business and operations. Additionally, in connection with the appointment of the new CEO, we will seek to retain our executive management team, hire new managers, and keep employees focused on achieving our strategic goals and objectives. In the event that we are not able to retain such executive management team and hire managers to fill in vacated positions and/or we are not able to keep our key employees focused on achieving our strategic goals, it could have a material adverse effect on our business and results of operation.

In addition, due to our growth, or as a result of regular recruitment, we will be required to hire and integrate new employees. Recruiting and retaining qualified engineers and computer programmers to perform research and development and to commercialize our products, as well as qualified personnel to market and sell those products, are critical to our success.  As of December 31, 2013, approximately 24% of our employees were devoted to research and product development and approximately 23% were devoted to marketing and sales.  There can be no assurance that we will be able to successfully recruit and integrate new employees.

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

In addition, our quarterly operating results may be subject to significant fluctuations due to other factors, including the timing and size of orders and shipments to customers (including delays in execution of customer orders), variations in distribution channels, mix of products and services, new product introductions, competitive pressures and general economic conditions.  It is difficult to predict the exact mix of products for any period between hardware, software and services as well as within the product category between interaction related platforms and related applications, transactional related platforms and applications, digital video, physical security information management and communications intelligence. Because a significant portion of our overhead consists of fixed costs, our quarterly results may be adversely impacted if sales fall below management’s expectations.  Further, the period of time from order to delivery of our platforms and applications is short, and therefore our backlog for such products is currently, and is expected to continue to be, small and substantially unrelated to the level of sales in subsequent periods.  As a result, our results of operations for any quarter may not necessarily be indicative of results for any future period, and may be below our forecasts.

Our quarterly results may be volatile at times, which could cause us to miss our forecasts.

Historically, our revenues have reflected seasonal fluctuations related to slower spending activities in the first quarter, and the increased activity related to the year-end purchasing cycles of many users of our products.  We believe that we will continue to encounter quarter-to-quarter seasonality, especially given the increasing proportion of advanced software applications in our overall sales mix. Moreover, we typically enter into a significant number of transactions in the last week of a given quarter. As a result, transactions that do not meet all the recognition criteria of that quarter may only be recognized in the following quarter, which may have an adverse impact on the booking and revenues in the quarter in which such transactions were entered into. In addition, the timing in which transactions are entered into may shift from one quarter to another. Customers often shift their buying decision towards the end of their budgetary year, which could result in the shifting of booking and revenues from one quarter to another and in many cases to the last quarter of a calendar year, which may also have an adverse impact on the booking and revenues in the quarter during which such transactions were to be entered into.

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

We generally provide our expectations as to future revenues in the coming quarters and year. These expectations are based on management estimation and expectation, the existing backlog and an analysis of assumptions and assessments that may not materialize or end up being inaccurate. We might not meet our expectations or those of industry analysts in a particular future quarter, including as a result of the factors described above as well as other factors mentioned in Item 3, "Key Information" in this annual report.

Risks Relating to Our Finances

We face foreign exchange currency risks.

We are impacted by exchange rate fluctuations. We are likely to face risks from fluctuations in the value of the NIS, EUR, GBP and other currencies compared to the dollar, the functional currency in our financial statements. A significant portion of the expenses associated with our Israeli operations, including personnel and facilities related expenses, are incurred in NIS, whereas most of our business and revenues are generated in dollars, and to a lesser extent, in GBP, EUR and other currencies. If the value of the dollar decreases against the NIS, our earnings may be negatively impacted. In addition, a significant portion of the expenses associated with our European operations are incurred in GBP and EUR. As a result, we may experience increase in the costs of our operations, as expressed in dollars, which could adversely impact our earnings.

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

As a global corporation, we are subject to income and other taxes both in Israel and various foreign jurisdictions.  Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses.  Additionally, the amount of income taxes paid or accrued is subject to our interpretation of applicable laws in the jurisdictions in which we do business.  From time to time, we are subject to income and other tax audits in various jurisdictions, the timings of which are unpredictable.  While we believe we comply with applicable tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes.  If we are assessed additional taxes, it could have a material adverse effect on our results of operations and financial condition.

In recent years we have seen changes in tax laws resulting in an increase in applicable tax rates, in part stemming from public pressure to increase tax liabilities of corporations. Such legislative changes in one or more jurisdictions in which we operate may have implications on our tax liability and have a material adverse effect on our results of operations and financial condition.

We might recognize a loss with respect to our financial investments.

We invest most of our cash through a variety of financial investments.  If the obligor of any of these investments defaults or undergoes reorganization in bankruptcy, we may lose a portion of such investment and our financial income may decrease.  In addition, a downturn in the credit markets could adversely affect our financial income, the liquidity of our investments, or the downgrading of the credit rating of our investments could cause us to recognize some loss.  For information on the types of our investments, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in this annual report.

Risks Relating to Our Products and Solutions, Intellectual Property and Privacy

Incorrect or improper use of our products and solutions or failure to properly provide professional services and maintenance services could result in negative publicity and legal liability.

Our products and solutions are complex and are deployed in a wide variety of network environments.  The proper use of our software requires training and, if our software products are not used correctly or as intended, inaccurate results may be produced.  Our products may also be intentionally misused or abused by clients who use our products.  The incorrect or improper use of our products and solutions or our failure to properly provide professional services and maintenance services, including installation, training, project management, product customizations and consulting to our clients may result in losses suffered by our clients, which could result in negative publicity and product liability or other legal claims against us.

We rely on software from third parties.  If we lose the right to use that software, we would have to spend additional capital to redesign our existing software to adhere to new third party providers or develop new software.

We integrate and utilize various third party software products as components of our products and solutions to enhance their functionality.  Our business could be disrupted if functional versions of these software products were either no longer available to us or no longer made available to us on commercially reasonable terms.  In either case, we would be required to spend additional capital to either redesign our software to function with alternate third party software or develop these components ourselves.  As a result, we might be forced to limit the features available in our current or future products and solutions offerings and the commercial release of our products and solutions could be delayed.

Undetected problems in our products or solutions could directly impair our financial results and we could face potential product liability claims against us.

If flaws in the design, production, assembly or testing of our products and solutions (by us or our suppliers) were to occur, we could experience a rate of failure in our products or solutions that would result in substantial repair, replacement or return of products and solutions (and possible refund of payments) and/or service costs, and potential liability and damage to our reputation.  There can be no assurance that our efforts to monitor, develop, modify and implement appropriate testing and manufacturing processes for our products or solutions will be sufficient to prevent a rate of failure in our products or solutions that results in substantial delays in shipment, significant repair or replacement costs or return of products, or potential damage to our reputation, or damage and penalties as a result of demands and claims, any of which could have a material adverse effect on our business, results of operations and financial condition.

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

Further, since our products are used for, among other things, compliance recording and operational risk management functions that are often critical to our clients, we are potentially subject to product liability claims.  In particular, some of our customers, including financial institutions, may suffer significant damages as a result of a failure of our solutions to perform their functions.  Although we attempt to limit any potential exposure through quality assurance programs, insurance and contractual terms, we cannot assure you that we will be able to eliminate or successfully limit our liability for any failure of our solutions.  Any product liability insurance we carry may not be sufficient to cover our losses resulting from any such product liability claims.  The successful assertion of one or more large product liability claims against us could have a material adverse effect on our results of operations and financial condition.

Inadequate intellectual property protections could prevent us from enforcing or defending our intellectual property and we may be subject to liability in the event our products or solutions infringe on the proprietary rights of third parties and we are not successful in defending such claims.

Our success is dependent, to a significant extent, upon our proprietary technology.  We currently hold 127 U.S. patents and 68 patents issued in additional countries covering substantially the same technology as the U.S. patents.  We have over 120 patent applications pending in the United States and other countries.  We rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure and non-competition agreements, as well as third party licenses to establish and protect the technology used in our systems.  However, we cannot assure you that such measures will be adequate to protect our proprietary technology, that competitors will not develop products with features based upon, or otherwise similar to our systems, or that third party licenses will be available to us or that we will prevail in any proceeding instituted by us in order to enjoin competitors from selling similar products.  In most of the areas in which we operate, third parties also have patents which could be found applicable to our technology and products. Such third parties may include competitors, as well as large companies, which invest millions of dollars in their patent portfolios, regardless of their actual field of business. Although we believe that our products and solutions do not infringe upon the proprietary rights of third parties, we cannot assure you that one or more third parties will not make a contrary claim or that we will be successful in defending such claim.

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

We use certain “open source” software tools that may be subject to intellectual property infringement claims or that may subject our derivative products to unintended consequences, possibly impairing our product development plans, interfering with our ability to support our clients or requiring us to allow access to our products or necessitating that we pay licensing fees.

Certain of our software products contain a limited amount of open source code and we may use more open source code in the future.  In addition, certain third party software that we embed in our products contains open source code. Open source code is code that is covered by a license agreement that permits the user to liberally use, copy, modify and distribute the software without cost, provided that users and modifiers abide by certain licensing requirements.  The original developers of the open source code provide no warranties on such code.

As a result of our use of open source software, we could be subject to suits by parties claiming ownership of what we believe to be open source code and we may incur expenses in defending claims that we did not abide by the open source code license.  In addition, third party licensors do not provide intellectual property protection with respect to the open source components of their products, and therefore we may not be indemnified by such third party licensors in the event that we or our customers are held liable in respect of the open source software contained in such third party software. If we are not successful in defending against any such claims that may arise, we may be subject to injunctions and/or monetary damages or be required to remove the open source code from our products.  Such events could disrupt our operations and the sales of our products, which would negatively impact our revenues and cash flow.

Moreover, under certain conditions, the use of open source code to create derivative code may obligate us to make the resulting derivative code available to others at no cost.  The circumstances under which our use of open source code would compel us to offer derivative code at no cost are subject to varying interpretations.  If we are required to publicly disclose the source code for such derivative products or to license our derivative products that use an open source license, our previously proprietary software products may be available to others without charge.  If this happens, our customers and our competitors may have access to our products without cost to them, which could harm our business.

We monitor our use of such open source code to avoid subjecting our products to conditions we do not intend.  The use of such open source code, however, may ultimately subject some of our products to unintended conditions so that we are required to take remedial action that may divert resources away from our development efforts.

Risks Relating to the Regulatory Environment

Our business, results of operations and financial condition could be materially adversely affected by changes in the legal and regulatory environment.

Our business, results of operations and financial condition could be materially adversely affected if laws, regulations or standards relating to our products, us or our employees (including labor laws and regulations) are newly implemented or changed.  In addition, our revenues would be harmed if we fail to adapt our products to changes in regulations applicable to the business of certain of our clients, such as securities trading, broker sales compliance and anti-money laundering laws and regulations, which could have an impact on their need for our products and services.

There are growing compliance and regulatory initiatives and changes for corporations and public organizations around the world that include both internal and external regulations and are driven by events and concerns such as accounting scandals, security threats and economic conditions.  While we attempt to prepare in advance for these new initiatives and standards, we cannot assure you that we will be successful in our efforts, that such changes will not negatively affect the demand for our products and services, or that our competitors will not be more successful or prepared than us. Alternatively, a reduction in the implementation of compliance and regulatory requirements in the industries in which we operate could materially adversely affect our business and results of operations.

We are seeing a global trend for adoption and enforcement of privacy and information security legislation and procedures, and regulations or interpretive positions may be enforced specifically with respect to the use of SaaS and hosting services and other outsourced services. Adoption of such legislation and regulations may require that we invest in the modification of our solutions to comply with such legislation and regulations, cause a reduction in the use of our solutions and services or subject us or our customers to liability resulting from a breach of such regulations.

The occurrence of privacy or information security breaches (or the belief that any such breach has occurred) in the operation of our business or by third parties using our products and solutions could harm our business, financial condition and operating results.  Some of our customers use our products to compile and analyze highly sensitive or confidential information.  We may come into contact with such information or data when we perform service or maintenance functions for our customers.  While we have internal policies and procedures for employees in connection with performing these functions, the perception or fact that any of our employees has improperly handled sensitive information of a customer or a customer’s customer could negatively impact our business.  If, in handling this information, we fail to comply with privacy legislation or procedures, we could incur civil liability to government agencies, customers and individuals whose privacy was compromised.  In addition, third parties may attempt to breach our security or inappropriately use our products through computer viruses, electronic break-ins and other disruptions.  If successful, confidential information, including passwords, financial information, or other personal information may be improperly obtained and we may be subject to lawsuits and other liability.  Any internal or external security breaches could harm our reputation and even the perception of security risks, whether or not valid, could inhibit market acceptance of our products.

In certain industries in which we operate, there may be regulations or guidelines for use of SaaS and hosting services that mandate specific controls or require enterprises to obtain certain approvals prior to outsourcing certain functions. If we are unable to comply with these specific requirements or guidelines, or privacy and information security legislation in general, it could materially adversely affect our business and results of operations.

In recent years, the European Union issued directives on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, or “RoHS,” and Waste Electrical and Electronic Equipment, or “WEEE.”  We are making every effort in order to maintain compliance with these directives, without otherwise adversely affecting the quality and functionalities of our products.  The countries of the European Union, as a single market for our products, accounted in 2012 and 2013 for approximately 17% and 18%, respectively, of our revenues.  If our products fail to comply with WEEE or RoHS directives or any other directive issued from time to time by the European Union, we could be subject to penalties and other sanctions that could have a material adverse effect on our results of operations and financial condition.  In addition, similar regulations are being formulated in other parts of the world.  We may incur substantial costs in complying with other similar programs that might be enacted outside Europe in the future.

Moreover, the Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals (tantalum, tin, tungsten and gold) that are known as “conflict minerals”, originating from the Democratic Republic of Congo (DRC) and adjoining countries. As a result, in August 2012 the SEC adopted annual disclosure and reporting requirements for public companies that utilize in their products “conflict minerals” mined from the DRC and adjoining countries that necessary to the functionality or production of the product manufactured or contracted to be manufactured by such company, as well as guidelines regarding efforts to identify the sourcing of such “conflict minerals”. These new requirements require due diligence efforts, with initial disclosure requirements beginning in May 2014. There are costs associated with complying with these disclosure requirements, including for due diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. These requirements may have the effect of reducing the pool of suppliers who can supply DRC “conflict-free” components and parts, and we may not be able to obtain DRC conflict-free products or supplies in sufficient quantities for our operations or at competitive prices. Also, we may face reputational challenges if we determine that certain of our products contain minerals not determined to be “conflict-free” or if we are unable to sufficiently verify the origins for all “conflict minerals” used in our products.

If we fail to meet current and new performance criteria prescribed by compliance regulators, we may suffer a loss to our business.

Our business, results of operations and financial condition could be materially adversely affected if we fail to meet current and new performance criteria prescribed by compliance regulators on our customers, such as the recording of all of the calls at our contact centers.

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

Our headquarters and primary research and development facilities, as well as the facilities of Flextronics Israel Ltd., our key manufacturer, are located in the State of Israel, and we are directly affected by the political, economic and security conditions to which Israel is subject.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  In past years there was a high level of violence between Israel and the Palestinians, including continuous rocket and missile attacks on certain areas of the country over the last couple of years, and negotiations between Israel and representatives of the Palestinian Authority in an effort to resolve the state of conflict have been sporadic and have failed to result in peace. The establishment in 2006 of a government in the Gaza territory by representatives of the Hamas militant group has created additional unrest and uncertainty in the region. During the last several years, Israel has engaged in armed conflicts with Hamas, which involved additional missile strikes from the Gaza Strip into Israel and disrupted most day-to-day civilian activity in the proximity of the border with the Gaza Strip. There can be no assurance that such attacks will not hit our premises or major infrastructure and transport facilities in the country, which may have a material adverse effect on our ability to conduct business.  Recent political events and continuous unrest in various countries in the Middle East, including Israel’s neighboring countries (including the ongoing civil war in Syria), have shaken and continue to impact the stability of those countries.  In addition, Iran has threatened to attack Israel, is known to have long range missiles, which could hit every location in Israel, and is widely believed to be developing nuclear weapons.  Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon, which could result in rocket and missile shooting towards Israel.  Any of these situations could escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular, and have a severe impact on our ability to operate.  In addition, acts of terrorism, armed conflicts or political instability in the region could negatively affect global and local economic conditions and harm our results of operations.  We cannot predict the effect on the region of any diplomatic initiatives or political developments involving Israel or the Palestinians or other countries in the Middle East or North Africa.  Furthermore, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies or boycott Israel as a result of an increase in hostilities or due to disagreement with Israel’s policies and agenda.  This may also seriously harm our operating results, financial condition and the ability to expand our business.  Our products are heavily dependent upon components imported from, and most of our sales are made to, countries outside of Israel.  Accordingly, our business, financial condition and results of operations could be materially adversely affected if trade between Israel and its present trading partners were interrupted or curtailed.

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

Subject to specific time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter, including a judgment based upon the civil liability provisions of the U.S. securities laws, as well as a monetary or compensatory judgment in a non-civil matter, provided that the following conditions are met:

•	subject to limited exceptions, the judgment is final and non-appealable;

•	the judgment was given by a court competent under the laws of the state in which the court is located and is otherwise enforceable in such state;

•	the judgment was rendered by a court competent under the rules of private international law applicable in Israel;

•	the laws of the state in which the judgment was given provides for the enforcement of judgments of Israeli courts;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

•	an action between the same parties in the same matter was not pending in any Israeli court at the time the lawsuit was instituted in the U.S. court.

We currently benefit from local government programs as well as international programs and local tax benefits that may be discontinued or reduced.

We derive and expect to continue to derive significant benefits from various programs including Israeli tax benefits relating to our “Preferred Enterprise” programs and certain grants from the Office of the Chief Scientist of the Ministry of Economy (“OCS”), for research and development.

To be eligible for tax benefits as a Preferred Enterprise, we must continue to meet certain conditions.  While we believe that we meet the statutory conditions to entitle us to previously obtained Israeli tax benefits, there can be no assurance that the tax authorities in Israel will concur.  Should it be determined that our Preferred Enterprise programs have not, or do not meet the statutory conditions, our provision for income taxes will increase materially.

To be eligible for OCS-related grants and benefits, we must continue to meet certain conditions, including conducting the research, development, manufacturing of products developed with such OCS grants in Israel (unless a special approval has been granted for performing manufacturing activities outside Israel) and, as of 2012, providing the OCS with an undertaking that the know-how to be funded and any derivatives thereof is wholly owned by us, upon its creation.  Under Israeli law, products incorporating know-how developed with grants from the OCS are required to be manufactured in Israel, unless prior approval of a governmental committee is obtained.  As a condition to obtaining this approval, we may be required to pay to the OCS up to 300% of the grants we received and to repay these grants on an accelerated basis, depending on the portion of manufacturing performed outside Israel.  In addition, we are prohibited from transferring to third parties the know-how developed with these grants without the prior approval of a governmental committee and, possibly, the payment of a fee.  See Item 4, “Information on the Company—Research and Development” in this annual report, for additional information about OCS programs.

From time to time, the Israeli Government has discussed reducing or eliminating the availability of these grants, programs and benefits and there can be no assurance that the Israeli Government’s support of these grants, programs and benefits will continue.  If grants, programs and benefits available to us or the laws, rules and regulations under which they were granted are eliminated or their scope is further reduced, or if we fail to meet the conditions of existing grants, programs or benefits and are required to refund grants or tax benefits already received (together with interest and certain inflation adjustments) or fail to meet the criteria for future Preferred Enterprises, our business, financial condition and results of operations could be materially adversely affected including an increase in our provision for income taxes.

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

Numerous factors, some of which are beyond our control, may cause the market price of our ordinary shares or our ADSs, each of which represents one ordinary share, to fluctuate significantly.  These factors include, among other things, announcements of technological innovations, development of or disputes concerning our intellectual property rights, customer orders or new products by us or our competitors, acquisitions or investments by us or by our competitors and partners, currency exchange rate fluctuations, earnings releases by us, our partners or our competitors, general economic and market conditions, political changes and unrest in regions, natural catastrophes, market conditions in the industry and the general state of the securities markets, with particular emphasis on the technology and Israeli sectors of the securities markets.

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

Business Overview

We are a global leader in software solutions that enable organizations to better operationalize Big Data.

We enable organizations to take the next-best-action by understanding people through analytics of structured and unstructured data. Our solutions help our customers to become more operationally efficient, customer-focused, performance and revenue driven, security aware, and compliant.

Our solutions are used by thousands of organizations in more than 150 countries, including 75 of the Fortune 100 companies.

We have established leadership positions across many of our domains of activities based on comprehensive and innovative enterprise-grade solutions, a unique combination of structured and unstructured data analytics and decisioning technologies, continuous development of our product portfolio, deep domain expertise, global reach and our ability to understand our industry.

We operate in three business areas. Our Customer Interactions business serves customer-facing organizations within Business-to-Consumer enterprises across many verticals, including financial services, telecommunications, travel and healthcare. Our Financial Crime & Compliance business serves financial institutions and regulatory agencies. Our Security business addresses the needs of security sensitive organizations, such as banks, airports, mass transit, utilities, and public safety, law enforcement and intelligence agencies.

We offer our solutions both in an on-premise and cloud-based model. To address growing market demand and our customers’ need for greater operational flexibility and faster implementations, we are continuously expanding our hosted and SaaS offerings.

For a breakdown of total revenues by products and services and by geographic markets, for each of the last three years, please see Item 5, “Operating and Financial Review and Prospects – Results of Operation” in this annual report.

Industry Trends

Demand for our solutions is enhanced by four major trends within our customers: increasingly demanding compliance requirements, organizations turning to advanced software to help improve revenues and efficiency, increased focus on improving customer experience, and a growing need to safeguard people and assets.

I. An Increasingly Demanding Compliance Environment

Organizations today deal with more regulations than ever before, more stringent enforcement in place, and the need to ensure compliance with requirements for advanced technological solutions. This can be seen across our different markets: in customer interactions, financial transactions, and security operations.

•
In the contact center the need to record and analyze customer interactions is constantly growing as compliance and regulatory pressures are increasing, which may be seen, for example, in the area of consumer protection regulation and enforcement actions by the CFPB (Consumer Financial Protection Bureau) in the US.

•
Global financial institutions need to monitor transactions in order to ensure compliance due in part to the significant increase in enforcement by regulators, particularly across Europe and the United States, as is evidenced by substantial fines that have recently been levied against such institutions.

•
Security-sensitive organizations are expected to continue to adopt solutions in order to meet regulations regarding increased physical security and reliability, such as the North American Electric Reliability Corporation Critical Infrastructure Protection (NERC-CIP).

II. Growing Need to Drive Revenues and Efficiency with Advanced Software

This trend can be observed across our different business areas.

•	Contact centers are seeking software solutions powered by Big-Data and advanced analytics to help them identify the motivations behind customer behaviors and thus improve service and sales.

•	Voice biometrics is being utilized in contact centers for caller authentication to shorten call handling time, improve efficiency and prevent fraud.

•	Security organizations are looking to video analytics to identify and address risks and minimize queues in highly crowded areas.

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

III. Increased Focus on Improving Customer Experience

This is another trend we see across our diverse business areas, as follows:

•
The nature of customer loyalty is evolving. Consumers today are more prone to switch their service provider or to start doing business with a competing service provider in parallel. Consumers are looking to have an effortless and consistent level of service excellence regardless of the communication channel, e.g. smart phones, web, chat, and social media.  Thus, we believe that organizations are seeking to better understand and manage their customers’ journeys across many channels and touchpoints, to provide them with improved experiences.

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

IV. Growing Need to Safeguard People and Assets

•
Increased urbanization in both developed and developing countries results in an increased need for ensuring safety and security, which we believe is driving large-scale “safe city” security projects. These large-scale projects include installation and implementation of wide-scale security systems, which better synchronize and correlate multimedia data sources.

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

Technology Trends

We also address the following technology trends: growing masses of structured and unstructured data that are being captured by organizations, broader adoption of advanced analytics technologies, increased penetration of cloud technology and Everything as a Service (XaaS) models (business models offering technology as a service such as SaaS, Infrastructure as a Service, Platform as a Service, Contact Center as a Service, etc.), growing challenges for financial firms and governments as a result of the proliferation of IP-based communications including VoIP, as well as mobile devices and the use of social networks.

•	We believe that organizations are seeking to collect, analyze, and respond to the enormous amount of Big Data generated by customer interactions and transactions and by security sensors.

•
We believe that there is a growing adoption of advanced analytics technologies for enabling organizations to (i) mine insights from customer interactions channels (such as phone, branches, email, chat, social media, etc.) and analyze it with transactional data (usage, action taken in the account, etc.) and the customer personal data (demographics, segments, etc.), (ii) improve customer satisfaction, (iii) increase operational efficiency, and (iv) optimize marketing and sales effectiveness.

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

Additionally, we also believe that there are several market needs that are driving companies to adopt cloud based solutions such as the continued pressures for improved operational efficiency and reduced total cost of ownership (TCO), the ease of implementation and the higher accessibility to innovation.

Our Strategy

Our strategy is to be a global leader in enabling large organizations to operationalize Big Data and take the next-best-action by understanding people and leveraging our unique technologies for real-time and offline analytics of structured and unstructured data.

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

We also intend to continue developing our direct contact with customers, nurturing our partner ecosystem, and targeting growth in each of the business areas in which we operate. Additionally, we intend to lead the new product categories we enter as we introduce new solutions and enter new market segments.

Enterprise Software Business Model

Our strategy is to offer our solutions in alignment with an enterprise software business model that accounts for both on-premise and cloud-based models. Currently, the largest portion of our license sales comes from a perpetual license model, under which customers purchase a license to use our software indefinitely, alongside a purchase of related professional services and annual software maintenance. We also offer some of our solutions under a term license model, under which customers purchase a license to use our software for a fixed period of time. In addition, as an alternative to on-premise deployments, we also offer many of our solutions in cloud-based models - either as a hosted license or in a SaaS model, enabling our customers with a lower TCO. We intend to continue offering our solutions in a variety of models, which enables us to be flexible in effectively addressing our customers’ needs. This in turn will enable us to focus on growth and improving profitability.

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

We have expanded the delivery model of our products to provide SaaS and hosting offerings. Some customers prefer these models as they lower the costs of deployment and allow them to scale the solutions faster while reducing capital investments. We see a growing demand for these models and they could enhance our penetration into smaller sized customers as well as enable our existing customers to broaden their use of our products. We intend to continue to broaden our offerings delivered through these models.

Commitment to providing innovative, real-time analytics, and cross-channel solutions, that have significant impact on our customers’ businesses.

Companies are faced with masses of data that they need to make sense of in order to make a real-time impact on customer interactions.

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

We will continue to enhance our abilities around operationalizing Big Data with analytics, behavior prediction, decisioning and guidance. We also intend to continue enabling companies to address the full lifecycle of interactions, transactions and events – i.e. before, during, and after they occur.

Continue to bring more comprehensive solutions to our existing customers.

We believe there are abundant opportunities to up-sell and cross-sell within our existing customer base by increasing our customers’ use of the full breadth of our solutions, migrating them to our next-generation portfolio and having them benefit from our new and broadening offering.

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

Maximize the synergetic potential across our businesses.

In various business areas in which we operate, we offer leading solutions to the relevant markets. While serving a diverse set of industries, to each of which we bring deep domain expertise, most of our solutions are based on the same methodology of capturing and analyzing massive amounts of structured and unstructured data, and driving automatic decisioning and guidance in real time. An important pillar of our strategy is to maximize the synergies and cooperation between our business areas.

Introducing joint offerings, combining go-to-market efforts and leveraging extensive domain expertise, technological know-how, capabilities and developments may enable us to grow our business through additional cross-sell and up-sell opportunities. The synergetic approach reflects a core NICE value for nurturing a culture that is focused on delivering high-quality customer service.

Our Business Strategies and Solutions

I. Customer Interactions Business

Introduction to the Customer Interactions Solutions

NICE is a global leader in Customer Interactions Solutions. Our portfolio of solutions helps thousands of organizations, across the world, to transform the way they interact with their customers.

Our customers span multiple industries, such as banking, communications, health care, outsourcing, insurance, travel and utilities. As leaders in their respective industries, 75 of the Fortune 100 companies are NICE Customer Interaction Solution customers and 20 of the top global banks and leading telecom companies also utilize NICE solutions.

Today’s customers are better informed and expect more from their service providers, thus increasing the importance and difficulty for organizations to deliver superior customer experience. We help businesses understand and anticipate customer needs, and act in real time and consistently across customer touch points. By doing that, businesses can deliver an exceptional customer experience, improve operational efficiency, enhance regulatory compliance and increase revenues.

This is accomplished through:

•	Capturing customer interactions from the different communication channels;

•	Extracting insights through Big Data analytics;

•	Driving the next best action in real time;

•	Acting upon the voice of the customer;

•	Closing the loop across customer touch points;

•	Continuously improving employee performance; and

•	Optimizing processes for service, sales, marketing and compliance.

We believe that our leadership in this market is sustained through the following key differentiators:

•	A broad and comprehensive portfolio meeting a variety of customers’ operational to strategic business initiatives;

•	Advanced, robust technology that scales to large organizations needs and meets the demands of mission critical environments;

•	Innovative technology including interaction and transaction cross-channel analytics, predictive models, real time decisioning and guidance;

•	Proven successful large scale deployments with quantifiable business results, across domains; and

•	Global services and consulting organizations, with deep domain expertise.

Customer Interactions Business Strategy

Our strategy is to extend our leadership in the customer service space while expanding beyond the contact center to the many different customer experience channels and across touchpoints. Our broad portfolio of solutions supports this strategy on three levels, providing benefits beyond the agent, beyond the contact center, and beyond customer service, namely:

●	Providing solutions that focus on employees’ engagement and performance optimization, and solutions that deliver a better understanding of customer needs and the ability to meet those needs;

●	Providing solutions that are implemented in the contact center, and solutions that benefit back office operations, retail branches, and self-service channels; and

●	Providing solutions that focus on improving customer experience, and solutions that benefit additional business needs, including sales optimization, compliance and customer retention.

We support our large existing customer base as their deployments grow, and help address their new business challenges as their business environment becomes more complex, through up-sale and cross-sale of advanced solutions. We constantly seek to expand and contract with new customers who are advancing their customer experience, operational efficiency, or compliance programs.

We continuously seek to develop our broad portfolio of Enterprise Class solutions, focusing on five themes:

•	Big Data & Predictive Analytics – Utilizing predictive models with interaction and transaction analytics;

•	Real-Time capabilities – Including real time capture and analytics, real time authentication, real time guidance, real time decisioning and real time web personalization;

•	Cross-portfolio workflows – Strengthening the synergistic benefits between our solutions;

•	Cloud – Enhancing existing and new solutions to support cloud delivery; and

•	Cross-Channel – Continuous advancements towards omni-channel experience.

Our Solutions’ Core Capabilities

       Cross-Channel Interaction Management: Enables organizations to capture unstructured and structured interaction and transaction data from multiple customer interaction channels, including phone calls, chat, emails, customer feedback, web sessions, and social media postings.

       Customer Engagement Analytics is a platform that enables organizations to capture and analyze customer transactions and lifecycle events to get a complete view of the customer journey. Powered by advanced Big Data technology, interaction analytics and predictive models, it identifies individual customers and sequences their interactions across time and touchpoints to understand the context of the contact, uncover patterns, predict needs and personalize interactions in real time.

       Real-time Decisioning and Guidance is a real-time decisioning engine, which draws on business rules and predictive models to process insights derived from analytics during the interaction in real time. This combination enables organizations to make the right decision for individual interactions and across mass amounts of interactions, then drive the best action in real time through employee guidance and process automation.

       Cross-Channel Interaction Analytics: Enables companies to uncover the valuable data and insights that are hidden in customer interactions. It uses advanced technology for analyzing speech, text, call flow and sentiment to understand the root-cause of issues and drive business results.

The combination of the above capabilities enables organizations to operationalize customer insights across service, sales, and marketing processes.

Addressing Business & Operational Needs

The NICE Customer Interactions portfolio addresses the following needs: ensuring compliance and mitigating risk, improving operational efficiency, enhancing customer experience, and increasing sales.

The solution suites include:

1.	Compliance and Risk, comprised of:

Compliance Recording proactively captures and retains all customer interactions across multiple touch points to help ensure compliance with government regulations, such as Dodd-Frank, SEC 17a-4, HIPAA, SOX, PCI-DSS, FSA and MIPPA, and internal policies, as well as resolve disputes, perform investigations, and verify sales. Redundancy and disaster recover capabilities are available to meet availability and business continuity requirements.

Proactive Compliance for Consumer Protection is an end-to-end solution to help organizations adhere to stringent regulations. The solution combines interaction analytics and real-time capabilities, delivering context-driven agent guidance, easy-to-use workflows, intuitive call search and retrieval capabilities, and advanced analytics to validate compliance and alert on exceptions.

Contact Center Fraud Prevention leverages voice biometrics and real-time decisioning and guidance engines, along with Interaction Analytics and the NICE Actimize Risk Case Manager, to identify fraudsters by their voice patterns, uncover social engineering tactics, assess call risk, guide agents to appropriately handle high-risk interactions, and effectively open and manage an investigation ticket.

Real-time Authentication, leverages a NICE patent-pending innovation that utilizes voice biometrics for authenticating customers in real time with no customer effort. It also helps agents expedite time to service and significantly reduces fraud risk for all customers.

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

Proactive Compliance for Trading Floors leverages Compliance Recording and Interaction Analytics to monitor trading activity across trading turrets, fixed and mobile phones, email, text and instant messaging, chat and social media. It automatically detects potential risks and enables compliance officers to see emerging trends so that future compliance breaches and fraud can be averted. It offers tools to support investigation on mass structured and unstructured media, and to accurately reconstruct the chain of events related to a trade. This helps decrease penalties by implementing an automated risk management and analysis system. It also enables firms to meet the requirements of the regulatory environment established with the introduction of the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules and regulations.

2.	Operational Efficiency, comprised of:

Workforce Optimization (WFO) is a suite of solutions that enables every individual in the organization to understand their impact on customers, own their schedule development, and use best practices and coaching to constantly increase their effectiveness, providing customers greater flexibility, lower upfront costs, and faster implementations. It includes:

Performance Management maps enterprise business objectives to group and individual goals and tracks and reports performance against these goals. It also automates critical managerial activities, including employee coaching, recognition, and performance improvement to allow front-line managers to become more effective and efficient in developing their teams. As a result, customer-facing operations are able to substantially improve productivity, boost revenue and increase customer satisfaction. Performance Management can be delivered as on-premise, hosted or SaaS.

Workforce Management forecasts customer interactions, schedules agents across multiple sites with appropriate skills to manage and optimize the level of customer service resources in multi-skilled environments. It measures agent and team performance and provides real-time change management to proactively respond to changing conditions. Workforce Management can be delivered as on-premise, hosted, or SaaS.

Quality Management automates quality processes and selection of calls for evaluation based on performance data. The solution facilitates root-cause evaluation with easy drill down to interactions that are missing Key Performance Indicator (KPI) targets to improve quality across voice, email, chat, and social media interactions channels.

Back Office Workforce Optimization automates manual processes, integrates data from employees’ desktops, improves forecast accuracy, enables managers to view and manage resource capacity, and empowers employees to improve their performance. It also provides tools to ensure regulatory compliance and fulfillment accuracy, and ultimately, elevates the level of service customers receive across the entire enterprise.

Call Volume Reduction leverages Big Data infrastructure and advanced analytics to help organizations resolve customer needs in one contact, predict and prevent follow-up calls and enable customers to effectively solve their issues using self-service tools.

Real-time Service Optimization automatically monitors agent activity in real time, enabling organizations to identify process bottlenecks and implement best practices; navigates agents through complex processes with on-screen guidance; and automates routine tasks to shorten handle time and eliminate manual processes.

3.	Customer Experience, comprised of:

Voice of the Customer (VoC) collects and analyzes comprehensive data from multiple interaction touchpoints and channels; analyzes interactions in real time and provides guidance on the next-best-action; proactively engages customers for feedback immediately following an interaction; and leverages social media analytics to monitor social networks and address customers’ issues. This enables companies to drive operations by customer perspective and deliver insights across departments.

Real-time Customer Feedback (NICE Fizzback) is part of the VoC family of solutions, but is also available separately. It uses a unique automated engagement mechanism to create a conversation with customers through their feedback channel of choice. Immediately following a retail, call center, or online experience, the solution reaches out for customer feedback from any touch point, including text message, email, IVR, mobile app, and forms. It uses Natural Language Processing to accurately categorize verbatim comments and quickly locate the key drivers of customer satisfaction.

Mobile Engage enables organizations to offer a smart customer experience to its mobile consumers and bridges mobile-apps on smart devices with live agents by identifying when consumers need assistance; recommending the next-best-channel for completing a transaction; seamlessly and effectively transitioning the interaction to other channels when necessary; transferring the interaction context to the agent’s desktop; and facilitating multimedia communication between customers and agents during the interaction.

4.	Sales Optimization, comprised of:

Service-to-Sales identifies sales opportunities during inbound calls by leveraging NICE’s Cross Channel Analytics, correlated with transactional and feedback analytics. This combination delivers a real-time understanding of who the customer is (demographics, past transactions and interactions, past responses to sales offers, etc.), who the customer service rep is (profile, skills, past sales performance, etc.), and what are the customer’s needs and intent. With real-time decisioning and guidance, the solution provides service reps on-screen call-outs with scripts for making the best offer, and increasing sales conversion rates.

Incentive Compensation Management provides the end-to-end ability to create, manage and distribute all aspects of a commissions program. It automates the process of commission, bonus, and incentive administration in support of any type of variable pay strategy to deliver a pay-for-performance system that rewards employees for achieving targets that align with business strategy.

Customer Retention leverages NICE’s cross channel analytics and transaction-driven contact analytics to identify customers at risk before they churn. It analyzes the cross-channel customer experience and provides retention agents with real-time guidance, helping them tailor retention offers to each customer during the interaction.

Real-Time Web Engagement uses customer intelligence, predictive models and machine learning to make insightful, real-time decisions during customer interactions that are conducted over the Web. The solution helps organizations improve customer retention, improve online conversion rates and deliver better service by taking the next-best-action.

Vertical Implementations

NICE Customer Interactions solutions are implemented by contact centers of all sizes, retail branches, and back office operations, across multiple verticals, including: Communication Service Providers, Banks, Insurance, Healthcare, Outsourcing, Utilities, and Travel and Entertainment.

II. Financial Crime & Compliance

Introduction to the Solutions

We seek to maintain market leadership in Financial Crime & Compliance and we believe our product offering constitutes one of the largest and broadest offering of financial crime, risk and compliance solutions on a single platform, for regional and global financial institutions, as well as government regulators.

We serve hundreds of customers, including some of the world’s top financial institutions and regulatory authorities, which turn to our solutions for their mission-critical needs. Our Financial Crime and Compliance solutions monitor millions of financial transactions daily, enabling clients to mitigate financial crime risk, improve compliance, and reduce operational costs.

The solutions are based on a scalable, proprietary software platform and flexible applications that address hundreds of compliance, fraud, and money-laundering scenarios in real-time. Solutions are delivered on-premise, as well as in the cloud, to enable customers to respond faster to challenging regulatory timelines and deploy solutions in a more cost-efficient manner.

Financial Crime & Compliance Business Strategy

We will continue to build an extensive risk and financial crime solutions enterprise-wide platform.

We are focused on providing solutions to many aspects of the global financial services industry and are constantly attempting to engage new customers. We continue to seek to cross-sell and up-sell into our existing customer base around the world. Many of our customers, for instance, buy our solutions as part of their Financial Intelligence Unit (FIU) strategy.

We will also continue to be focused on tier-1 clients, providing them with solutions to meet their needs via both cloud and on-premises models. In addition, we are now selling some of our high-end solutions to tier-2 customers, which provides us an opportunity to expand our presence in this segment, also leveraging our SaaS offerings.

Our Solutions’ Core Capabilities

NICE Actimize solutions share a single, flexible, and scalable core risk platform that provides financial institutions with the ability to expand the use of the company’s solutions over time, which eases implementation and lowers total cost of ownership.

       Flexible Analytics and Tools: The core platform provides dozens of out-of-the-box analytical models with each specific solution, as well as flexible modeling tools that can be used to develop and customize analytical models, data sources, and business processes at both the business and IT levels.

       Multi-channel transaction management: The solutions are proven to capture and analyze thousands of financial transactions a second from a variety of sources and channels.

       Domain specific analytics: Comprehensive, domain-specific solutions detect anomalous customer or employee behavior in real-time, leveraging industry-proven analytics.

       Real-time decisioning and enforcement: A real-time decisioning engine draws on analyzed data to trigger alerts that enable optimal enforcement and resolution. Built-in capabilities for comprehensive workflow and investigation management allow effective alert management.

Addressing Business Needs

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

Deposit Account Fraud helps institutions minimize deposit fraud losses by providing comprehensive account activity monitoring and by detecting new and evolving forms of deposit fraud using proven analytic techniques not traditionally deployed as a solution to this problem.

4.	Capital Markets Compliance, comprised of solutions available individually or as an integrated whole, as follows:

Institutional Trade Surveillance provides scenario management for market manipulation and abuse, fair dealings with customers, and insider trading across asset classes such as equities, fixed income, swaps and futures. It includes specific tools for desk supervision, control room surveillance, and trade reporting practices, to ensure comprehensive oversight and sales and trading compliance.

We also deliver a real-time, cloud-based, institutional trade surveillance solution. Furthermore, by leveraging communication surveillance capabilities from our Customer Interactions business, we provide holistic and integrated surveillance solutions that include trade, voice, email, chat and more.

Retail Trade Surveillance addresses organization-wide compliance across a broad range of retail sales practices relating to Know Your Customer (KYC) and Suitability requirements. It enables local and regional branch management to effectively delegate supervision across products and provides automated desk supervision with electronic access and sign-off on individual trades.

Employee Trade Surveillance provides Conflicts of Interest and Rogue Trading detection. It completely automates the submission, review, and approval process for employees’ personal trades, including post-trade reconciliation. It analyzes transactions against rules mapped to the organization’s employee trading policies and procedures.

Enterprise Conflicts Management offers a unified approach to maintain controls and detect conflicts of interest before they occur on a global, enterprise-wide scale.

Sales Practices & Suitability provides coverage for a broad range of sales practices issues and allows firms to meet current and future global regulatory requirements and a comprehensive toolset to enable automation of sales practices compliance processes.

Vertical Implementations

NICE Financial Crime & Compliance solutions are implemented by financial institutions of all kinds such as retail banks, commercial banks, and brokerages, as well as industry regulators, government agencies, insurance companies and energy firms.

III. NICE Security Solutions

Introduction to the Solutions

NICE’s Security solutions help organizations capture, analyze and leverage Big Data to anticipate, manage and mitigate security and safety risks, improve operations, and ensure the safety of the general public. The NICE security, intelligence and cyber offerings provide valuable insights that enable enterprises and governments to take the best action at the right time by correlating structured and unstructured data from multiple sensors and channels, detecting irregular patterns, and recognizing trends.

We are a leading provider of public safety solutions and Physical Security Information Management (PSIM) solutions and a provider of video surveillance solutions and intelligence solutions. As we have a combination of physical security, public safety and intelligence solutions, we can provide innovative modular solutions per specific customer needs.

NICE Security Solutions are used by thousands of customers worldwide, including governments, transportation systems, critical infrastructure, city centers, banks, enterprises and government agencies.  Among our customers are some of the largest airports, transportation systems, cities, banks and utility companies in the world.

Security Business Strategy

Our Security business strategy is to strengthen our leading position and accelerate penetration to the critical facilities market, namely organizations where security issues might have direct impact on the entire business operations (e.g. airports, seaports, banks, safe cities, etc.).

Our unique integrated product portfolio consists of capturing and recording systems, analytic engines and advanced management tools, enabling critical facilities’ organizations to minimize risks, improve investigations and optimize their security operations.  We help organizations transform Big Data into operational intelligence. Part of our strategy is to further enhance our technology expertise and product excellence to provide advanced correlation, real-time analytics, on-the-fly-adaptive workflows and trend analysis, which promote a high level of situational awareness and effective responses.

As we see a trend of convergence between physical and cyber threats, which is a key concern of critical facilities, we intend to leverage our unique positioning as both a physical security and intelligence solution provider, to deliver a comprehensive solution addressing both domains.

We also plan to address organizations looking to adopt tools that are adequate not only for the management of their security and safety situations, but also for contributing to operational gains, such as increased efficiency and level-of-service.

Our go-to-market strategy revolves around strong partnerships with leading system integrators that help promote, sell and provide the necessary services for our solutions, partnerships with technology partners that customize and tailor our solutions to specific vertical and/or customer needs, and on-going impact in the field through direct touch with end-users and working closely with consultants.

Our Solutions’ Core Capabilities

Multi-sensor event management: An open architecture that integrates data from third-party devices, systems and web sources, and delivers real-time alerts and information from and about these systems for complete situational awareness and management.

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

Addressing Business & Operational Needs

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

The NICE Cyber & Intelligence Solutions portfolio provides end-to-end solutions for communication interception, analysis and investigation. The solutions support the entire intelligence production cycle both in real-time and offline, and helps law enforcement and intelligence agencies, national and internal security agencies, Signals Intelligence (SIGINT) organizations and corrections authorities fight organized crime, drug trafficking, terrorist activities and other threats to national security. The solutions are designed to provide full, 360° target monitoring by addressing the dynamic and complex nature of communications and the Internet arena.

To provide a comprehensive intelligence picture, NICE Cyber & Intelligence Solutions offer a unified platform for the interception, collection, processing and analysis of telephony and Internet communications data from all types of networks and applications. The NICE Cyber & Intelligence Solutions portfolio includes various products and modules, including:

•	Advanced IP and voice monitoring for simplifying the work of the intelligence analyst and generating meaningful Intelligence Products;

•	Three-dimensional accurate positioning for locating high value targets in real-time;

•	Open Source Intelligence (OSINT) for harvesting data from the World Wide Web and social networks;

•	Speech and text analytics for creating effective intelligence production;

•	Pattern analysis for automatically uncovering hidden communication patterns within billions of daily intercepted interactions;

•	Satellite interception for collection, retention and analysis of voice, fax, video, email and other data transmitted via fixed and mobile satellite communication networks; and

•	Cellular Off-the-Air interception for collection, retention and analysis of voice calls and SMSs.

Vertical Implementations

NICE Security Solutions are used by thousands of customers worldwide, including critical facilities such as airports, utilities and transportation systems, city centers, banks, enterprises and government agencies.

Strategic Alliances

We sell our solutions and products worldwide both directly to customers and indirectly through selected partners to better serve our global customers. We partner with companies in a variety of sales channels, including service providers, system integrators, distributors, value added resellers and complimentary technology vendors. These partners form a vital network for selling and supporting our solutions and products. For our business partners, we have established the NICE Business Partner Program, which provides full support and a broad portfolio of sales supporting tools to help them promote and sell the NICE offerings, helping to drive mutual revenue growth and success.

Through a well-defined collaborative framework, the NICE Business Partner Program aligns and supports the business goals of both NICE and our business partners. Its multi-tiered structure recognizes both commercial achievement and certification in selling and supporting specific NICE offerings.

We also have strategic technology partnerships in place to ensure full integration with NICE’s offerings to deliver value added capabilities that address a variety of technology environments.

We have global distribution agreements as well as alliance and partnership programs with leading vendors, service providers, and consulting firms. The following is a partial list of our main partners, some of which we cooperate across all of our businesses, while others in only a portion of our business: Amdocs, Avaya, BT, Cassidian Communications, Cisco, Dell, Deloitte, Etrali, FIS, Headstrong, Honeywell, IBM, IPC, Motorola, Raytheon Company, SAIC, Siemens, Tata Consulting Services, Thales, Verizon, and Wipro.

Professional Service and Support

The NICE Professional Services and Support organization enables our customers to derive sustainable business value from our solutions. NICE solutions, coupled with the experience, expertise and global presence of our Professional Services and Support teams, continue to assist our customers in meeting regulatory requirements, as well as the increasing demands of their customers.

The Professional Service and Support offerings focus on Enabling and Sustaining Business Value for our customers, addressing all stages of the technology lifecycle, including requirements definition, planning, design, implementation, customization, optimization, proactive maintenance and ongoing support.

Enabling Value

Solution Delivery to optimize solution delivery and enable our customers to achieve their specific business and organizational goals, on time and on budget.  NICE solutions are delivered by certified project managers, technical experts, and application experts. We follow a proven methodology that includes business discovery to map solutions to business processes.

Business Consulting to enable customer success through value added services that are targeted to improve business operations by leveraging and integrating NICE solutions into the customer’s daily practices. This global team consists of industry experts who have accumulated a broad portfolio of best practices and honed domain expertise, with extensive experience in implementing vertical market solutions for many industries.  This helps our customers accelerate return on investment, increase revenue and minimize business costs.

Customer Education Services to provide users with the necessary knowledge and skills to operate NICE solutions and to leverage their capabilities to meet customer needs before and after the deployment of relevant NICE solutions.

Sustaining Value

Value Realization to work hand in hand with our customers to identify factors that may be limiting realization of business value and to remove or lessen blocking issues so as to ensure continued delivery of business benefits.

Cloud Services to ensure that NICE solutions hosted in the NICE cloud run optimally, maximizing availability, performance and quality while ensuring the security of our customers’ information. This includes Hosting Operations, running our Hosting Centers; Development Operations ensuring that our product development teams optimize our solutions for the cloud environment and the Hosted Application Support team that operate the solutions ensuring up-time, scalability and security.

Customer Support & Maintenance to respond to customer requests for support on a 24x7 basis using advanced tools and methodologies. NICE offers flexible service level agreements (SLAs) to meet the level of service that our customers’ desire.  Our solutions are generally sold with a warranty for repairs of hardware and software defects and malfunctions. Software maintenance includes an enhancement program with ongoing delivery of “like-for-like” upgrade releases, service packs and hot fixes.

Proactive Maintenance to address issues before they can have significant impact on our customers’ business.  These offerings include:

•	Proactive Health Checks – technical experts perform system level audits to ensure ongoing compliance with operational specifications.

•	Network Operations Centre – a 24x7 function that proactively monitors NICE hosted and customer premise environments with triage, resolution and escalation of system alarms.

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

Research and Development

We believe that the development of new products and the enhancement of existing products are essential to our future success.  Therefore, we intend to continue to devote substantial resources to research and new product development, and to continuously improve our systems and design processes in order to reduce the cost of our products.  Our research and development efforts have been financed through our internal funds and programs sponsored through the Government of Israel and the European community.  We believe our research and development effort has been an important factor in establishing and maintaining our competitive position.  Gross expenditures on research and development in 2011, 2012 and 2013 were approximately $113.7 million, $126.6 million, and $140.9 million, respectively, of which approximately $3.4 million, $4.1 million, and $3.3 million, respectively, were derived from third-party funding, and $1.2 million, $1.1 million, and $1.0 million, respectively, were capitalized software development costs.

In 2013, we were qualified to participate in 12 programs funded by the Office of the Chief Scientist of the Israeli Ministry of Economy ("OCS") to develop generic technology relevant to the development of our products.  Such programs are approved pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, or the Research and Development Law, and the regulations promulgated thereunder.  We were eligible to receive grants constituting between 40% and 66% of certain research and development expenses relating to these programs.  Some of these programs are members of programs approved for companies with large research and development activities and some of these programs are members of certain Magnet consortiums.  Accordingly, the grants under these programs are not required to be repaid by way of royalties.  However, the restrictions of the Research and Development Law described below apply to these programs.  In 2011, 2012, and 2013 we received a total of $3.1 million, $2.5 million, and $3.3 million from the OCS programs, respectively, and we anticipate receiving approximately $0.7 million in 2014 from 2013 approved programs.

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

We currently hold 127 U.S. patents and 68 patents issued in additional countries covering substantially the same technology as the U.S. patents.  We have over 120 patent applications pending in the United States and other countries.  We believe that the improvement of existing products and the development of new products are important in establishing and maintaining a competitive advantage.  We believe that the value of our products is dependent upon our proprietary software and hardware continuing to be “trade secrets” or subject to copyright or patent protection.  We generally enter into non-disclosure and non-compete agreements with our employees and subcontractors.  However, there can be no assurance that such measures will protect our technology, or that others will not develop a similar technology or use technology in products competitive with those offered by us.  In most of the areas in which we operate, third parties also have patents which could be found applicable to our technology and products. Such third parties may include competitors, as well as large companies, which invest millions of dollars in their patent portfolios, regardless of their actual field of business. Although we believe that our products do not infringe upon the proprietary rights of third parties, there can be no assurance that one or more third parties will not make a contrary claim or that we will be successful in defending such claim.

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

            We own the following trademarks and/or registered trademarks in different countries:  ACTIMIZE, Actimize logo, Alpha, Customer Engagement Analytics, Decisive Moment, eGlue Interact, FAST, FAST alpha Silver, Fortent, Fortent Logo, IEX, Insight from Interactions, Intent. Insight. Impact., Know More Risk Less, Last Message Replay, Mass Detection Center, Mirra, NICE, NICE Analyzer, NICE Inform, NICE Inform Lite, NICE Inform Media Player, NICE Inform Verify, NICE Logo, NICE Perform, NICE Proactive Compliance, NICE Seamless, NICE Security Recording, NICE Situator, NICE SmartCenter, NICE Systems, NiceLog, NiceTrack, NiceTrack IP Probe, NiceTrack Location Tracking, NiceTrack Mass Detection Center, NiceTrack Monitoring Center, NiceTrack Pattern Analyzer, NiceTrack Traffic Analysis, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision Control Center, NiceVision Digital, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Open Situation Management, Own the Decisive Moment, Scenario Replay, Searchspace, Syfact, Syfact Investigator and TotalView.

Seasonality

The larger portion of our business operates as an enterprise software model, which is characterized, in part, by uneven business cycles throughout the year and under which a significant number of our licenses are entered into in the fourth quarter of each year. We believe that seasonality in our business may become more prominent as the proportion of advanced software applications out of our overall sales mix continues to increase. We believe that these seasonal factors primarily reflect customer spending patterns and budget cycles.  While seasonal factors such as these are common in the software and technology industry, this pattern should not be considered a reliable indicator of our future revenue or financial performance.  Many other factors, including general economic conditions, also have an impact on our business and financial results.  See “Risk Factors” under Item 3 of this annual report for a more detailed discussion of factors which may affect our business and financial results.

Regulation

Export Restrictions

The export of certain defense products from Israel, such as our NiceTrack line of products, requires a permit from the Israeli Ministry of Defense (MOD).  In addition, the sale of products to certain customers, mostly armed forces, also requires a permit from the Israeli Ministry of Defense.  In 2013, the vast majority of our sales were not subject to such permit requirements. To date, we have encountered no difficulties in obtaining such permits.  However, the MOD notifies us from time to time not to conduct business with specific countries that are undergoing political unrest, violating human rights or exhibiting hostility towards Israel, or imposes certain requirements as a condition to NICE being permitted to export products which are under the control of the MOD.  We may be unable to obtain permits for our intelligence products we could otherwise sell in particular countries in the future.

We also may be subject to applicable export control regulations in other countries from which we export goods and services, including the United States.  Such regulations may apply with respect to product components that are developed or manufactured in, or shipped from, the United States, or with respect to certain content contained in our products.  There are restrictions that apply to software products that contain encryption functionality, especially in the United States and Israel.  In the event that our products and services are subject to such controls and restrictions, we may be required to obtain an export license or authorization and comply with other applicable requirements pursuant to such regulations.

European Environmental Regulations

Our European activities require us to comply with Directive 2002/95/EC of the European Parliament on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (“RoHS 1”), which came into effect on July 1, 2006, and Directive 2011/65/EU of the European Parliament on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, which came into effect on January 1, 2013 (together with RoHS 1, “RoHS”).  RoHS provides, inter alia, that producers of electrical and electronic equipment may not place new equipment containing lead, mercury, cadmium, hexavalent chromium, polybrominated biphenyls and polybrominated diphenyl ethers, in amounts exceeding certain maximum concentration values, on the market in the European Union.  We are also required to comply with the European Community Regulation on chemicals and their safe use (EC 1907/2006) that deals with the Registration, Evaluation, Authorization and Restriction of Chemical substances (“REACH”), which came into effect on June 1, 2007.  REACH requires producers to manage the risks from chemicals used in their products and to provide safety information on the substances found in their products.

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

United States Conflict Mineral Disclosure Regulations

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals (tantalum, tin, tungsten and gold) that are known as “conflict minerals”, originating from the Democratic Republic of Congo (DRC) and adjoining countries. As a result, in August 2012 the SEC adopted annual disclosure and reporting requirements for public companies that utilize “conflict minerals” mined from the DRC and adjoining countries that are necessary to the functionality or production of the product manufactured or contracted to be manufactured by such company, as well as guidelines regarding efforts to identify the sourcing of such “conflict minerals”. These new requirements require that companies attempt to determine if they are using, directly or indirectly, any such materials, and begin disclosing any such usage beginning in May 2014. There are costs associated with complying with these disclosure requirements, including those costs incurred for due diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities.   See “Risk Factors” under Item 3 of this annual report for a more detailed discussion of the risks related to “conflict minerals” and how such risks may affect our business and operation results.

Competition

We believe that our solutions have a competitive advantage based on their ability to serve large, multi-site, multi-channel, multi-touch point customer service organizations, their holistic integration and capture of various structured and unstructured data sources, their ability to extract insight with a multi-dimensional approach, and their ability to drive cross-departmental action to impact business results.

In the WFO suite domain we are facing competition from vendors such as Aspect, Avaya, Software Inc., Callabrio, Genesys, Interactive Intelligence Inc. and Verint Systems.

In the Real-time Cross-channel Analytics arena we are facing competition from vendors such as Hewlett-Packard (through its acquisition of Autonomy Corp.), CallMiner, ClickFox, Infor, Mattersight (formerly eLoyalty), Nexidia, Pegasystems, and Genesys (through its acquisition of Utopy). Some of these vendors provide solutions which are not Real-time in nature and some provide solutions focused on single channel analytics (e.g. speech analytics).

In the Real-Time Decisioning and Guidance market we are facing competition from vendors such as Oracle ATG, Jacada and OpenSpan.

In the Customer Experience Management market, we are facing competition from vendors such as Medallia and ResponseTek.

In the Fraud and Authentication market, we are facing competition from vendors that offer Voice Biometrics such as Nuance and Victrio (recently acquired by Verint).

As we are expanding our SaaS offering, we are facing competition from some of our traditional competitors mentioned above, offering their solution in a SaaS model as well as competition from specific WFO providers offering their solution in a SaaS model only, such as Interactive Intelligence and InContact.

The Customer Interactions market is highly competitive and includes numerous companies offering a broad range of features and capabilities.  As the market is still developing, we anticipate the introduction of new and enhanced products by various companies in this market.

A competitive advantage in the Customer Interactions market can be achieved through differentiation in product offering or business model.  With respect to products, we consider breadth of offering, application functionality, system performance and reliability, the ability to integrate with a variety of external systems and ease of use as key factors.  With respect to the business model, we consider marketing and distribution capacity, price and global service and support capacity as key factors.  We believe that NICE established a competitive advantage in the market based on our ability to service large, multi-site, multi-channel, multi-touch point customer service organizations and their holistic integration, our solutions’ capabilities to capture various structured and unstructured data sources, the ability to extract insight with a multi-dimensional approach, and the ability to drive cross-departmental action to impact business results. Furthermore, we believe the strength of our installed customer base alongside the size and capabilities of our global distribution network, our business partners, and our global service and support capacity provide us a significant differentiation factors in the market.

The driving forces of the Financial Crime and Compliance software solutions market are the introduction of new regulations and financial crime patterns that impact the entire financial services industry. The competitive landscape is highly fragmented. We face no single competitor that competes with us across all our solution areas. That being said, we face significant competition for each solution that we offer.  We believe that our focus on the financial services market (and related markets) provides us deep domain expertise that combined with our fast time to market, ability to provide service across the enterprise using one core platform and our ability to serve specific “point” solutions, all serve as levers to establish dominance in the market.  Our software solutions face competition from custom solutions developed internally by financial services institutions, as well as software and other solutions offered by commercial competitors that include ACI Worldwide, BAE Systems, FICO, Oracle Corporation, Progress Software, SAS Institute Inc. and Sungard Data Systems.

In the public safety voice recording for emergency calls market, our ability to deliver an integrated recording system that can capture voice, video, data and meta-data information from trunk radio systems and computer aided dispatch systems, provide us a superior market position in respect to our competitors mainly in the large, high-end emergency centers.  Another differentiating factor can be found in our applications for scenario reconstruction connecting multiple multimedia sources, including voice, video, data, GIS and meta-data together. Some of our competitors in the public safety market include ASC Telecom, Redbox Recorders, Ultra Electronics AudioSoft and Verint Systems.

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

There are a few competitors who have products in the Physical Security Information Management (PSIM) market that compete with our Situator platform.  These include, amongst others, ADT Security Services (formerly Proximex), CNL Software, Verint Systems and VidsSys.  We offer a comprehensive and open solution that integrates with dozens of systems and sensors. This has resulted in a significant advantage for us in the market.  Furthermore, the domain expertise we have gained across each of our verticals means that we can tailor business logic (such as workflows and rules), specifically to the customer requirements.

There are a number of competitors in the telecommunications monitoring market that have products competing with our NiceTrack family of solutions. The primary competitors are Atis, BAE Systems, JSI Telecom, Pen-link Ltd., SS8 Networks, Inc., Trovicor and Verint Systems.  We believe that our solutions offer innovations that provide law enforcement agencies and intelligence organizations the tools and capabilities they require to meet the challenges of today’s advanced telecommunications world.

Moreover, major enterprise software vendors, such as those from the traditional enterprise business intelligence and business analytics sector, CRM, or infrastructure players (mostly telephony or switch vendors), may decide to enter our market space and compete with us in this emerging opportunity, either by internal development of comprehensive solutions or through acquisition of any of our existing competitors.

Organizational Structure

The following is a list of our significant subsidiaries, including the name and country of incorporation or residence. Each of our significant subsidiaries is wholly-owned by us.

Name of Subsidiary	Country of Incorporation or Residence
Nice Systems Australia PTY Ltd.	Australia
NICE Systems Technologies Brasil LTDA	Brazil
NICE Systems Canada Ltd.	Canada
Nice Systems China Ltd.	China
Nice Systems S.A.R.L.	France
NICE Systems GmbH	Germany
NICE APAC Ltd.	Hong Kong
NICE Systems Kft	Hungary
Nice Interactive Solutions India Private Ltd.	India
Nice Technologies Ltd.	Ireland
Actimize Ltd.	Israel
Nice Japan Ltd.	Japan
NICE Technologies Mexico S.R.L.	Mexico
NICE Systems B.V.	Netherlands
Nice Systems (Singapore) Pte. Ltd.	Singapore
Nice Switzerland AG	Switzerland
Actimize UK Limited	United Kingdom
NICE Systems Technologies UK Limited	United Kingdom
NICE Systems UK Ltd.	United Kingdom
Actimize Inc.	United States
Nice Systems Inc.	United States
Nice Systems Latin America, Inc.	United States
Nice Systems Technologies Inc.	United States

Property, Plants and Equipment

Our executive offices and engineering, research and development operations are located in North Ra’anana, Israel. The offices include three buildings, which occupy approximately 366,464 square feet, with an annual rent and maintenance fee of approximately $12.0 million, paid in NIS and linked to the Israeli consumer price index.  The lease for these three buildings in our Northern Ra’anana facilities will expire in December 2022.

We have leased various other offices and facilities in several other countries.  Our material leased facilities consist of the following:

•
Our new North American headquarters in Paramus, New Jersey occupies approximately 34,404 square feet and includes training and lab facilities.  We also have an additional office in New York, which occupies an aggregate of approximately 47,779 square feet. Both locations are used as office space.

•	Our office in Denver, Colorado occupies approximately 27,063 square feet and is used as office space and includes a training facility and lab;

•	Our office in Richardson, Texas occupies approximately 37,564 square feet and is used as office space;

•	Our office in Southampton, U.K. occupies approximately 23,581 square feet and is used as office space and includes a training facility and lab;

•	Our offices in London, U.K. occupies approximately 22,508 square feet and is used as office space and includes a lab;

•	Our office in Berkshire, U.K. occupies approximately 8,944 square feet and is used as office space;

•	Our office in Redwood Shores California occupies approximately 27,776 square feet and is used as office space and includes a lab;

•	Our office in the Netherlands occupies approximately 17,407 square feet and is used as office space and includes a training facility, lab, and a production area; and

•	Our office in Singapore occupies approximately 7,788 square feet and is used as office space.

We believe that our existing facilities are adequate to meet our current and foreseeable needs.

Item 4A.         Unresolved Staff Comments.

None.

Item 5.            Operating and Financial Review and Prospects.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the related notes and other financial information included elsewhere in this annual report.  This discussion contains certain forward-looking statements that involve risks, uncertainties and assumptions.  As a result of many factors, including those set forth under Item 3, “Key Information - Risk Factors” and elsewhere in this annual report, our actual results may differ materially from those anticipated in these forward-looking statements.  For more information about forward-looking statements, see the Preliminary Note that precedes the Table of Contents of this annual report.

Overview

We are a global leader in software solutions that enable organizations to better operationalize Big Data.

We enable organizations to take the next-best-action by understanding people through analytics of structured and unstructured data. Our solutions help our customers to become more operationally efficient, customer-focused, performance and revenue driven, security aware, and compliant.

Our solutions are used by thousands of organizations in more than 150 countries, including 75 of the Fortune 100 companies.

We have established leadership positions across many of our domains of activities based on comprehensive and innovative enterprise-grade solutions, a unique combination of structured and unstructured data analytics and decisioning technologies, continuous development of our product portfolio, deep domain expertise, global reach and our ability to understand our industry.

We operate in three business areas. Our Customer Interactions business serves customer-facing organizations within Business-to-Consumer enterprises across many verticals, including financial services, telecommunications, travel and healthcare. Our Financial Crime & Compliance business serves financial institutions and regulatory agencies. Our Security business addresses the needs of security sensitive organizations, such as banks, airports, mass transit, utilities, and public safety, law enforcement and intelligence agencies.

We offer our solutions both in an on-premise and cloud-based model. To address growing market demand and our customers’ need for greater operational flexibility and faster implementations, we are continuously expanding our hosted and SaaS offerings.

Recent Acquisitions

The following acquisitions were accounted for by the acquisition method of accounting, and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values.  The results of operations related to each acquisition are included in our consolidated statement of income from the date of acquisition.

On August 12, 2013, we completed the acquisition of Causata Inc. (“Causata”), a provider of real-time Big Data analytics. We acquired Causata for total consideration of approximately $22.7 million comprised of $21.4 million in cash and $1.3 million representing the fair value of earn-out based on performance milestones, amounting to an additional maximum payment of $2 million. The acquisition will allow NICE to offer solutions which provide greater visibility into a customer’s activities on the Web and apply the insights from that data in real time, across other touch points such as the contact center. Organizations will be better positioned to enhance the customer experience, increase revenues, and achieve greater operational efficiency. These solutions are further augmented by Causata’s Web-based predictive analytics and machine learning technologies, which, when applied to terabytes of information, allow organizations to improve real-time decisioning and guidance. NICE will benefit from Causata’s real-time Hadoop-based interaction repository, real-time decisioning, dynamic customer profiles, and Web personalization.

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

We also completed the acquisition of certain assets of Composia Ltd. and MindCite (Israel) Ltd. in 2011 and 2012 respectively.  The technologies acquired as part of these acquisitions add to both our Enterprise and Security offerings.  These acquisitions were not material to our business and operations.

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

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Management believes that the significant accounting policies which affect its more significant judgments and estimates used in the preparation of the Consolidated Financial Statements and those that are the most critical to aid in fully understanding and evaluating our reported results include the following:

•	Revenue recognition;

•	Allowance for doubtful accounts;

•	Impairment of long-lived assets;

•	Taxes on income;

•	Contingencies;

•	Business combination;

•	Stock-based compensation; and

•	Valuation of investment in marketable securities.

Revenue Recognition.  We generate revenues from sales of software products, services, which include support and maintenance, installation, project management, customization, consulting, training, hosting and SaaS, as well as hardware sales. We sell our products directly through our sales force and indirectly through a global network of distributors, system integrators and strategic partners, all of whom are considered end-users.

The basis for our software revenue recognition is substantially governed by the accounting guidance contained in ASC 985-605, “Software-Revenue Recognition.” Revenues from sales of product and software licensing are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable. In transactions where a customer's contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or as the acceptance provision has lapsed.

For multiple element arrangements within the scope of software revenue recognition guidance, revenues are allocated to the different elements in the arrangement under the "residual method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with the customer we defer revenue for the fair value of its undelivered elements and recognize revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement when the basic criteria in ASC 985-605 have been met. Any discount in the arrangement is allocated to the delivered element. Revenues from maintenance and professional services are recognized ratably over the contractual period and as services are performed, respectively.

For arrangements that contain both software and non-software components that function together to deliver the products' essential functionality, we allocate revenue to each element based on its relative selling price. In such circumstances, the accounting principles establish a hierarchy to determine the selling price to be used for allocating revenue to deliverables. The selling price for a deliverable is based on its VSOE, if available, third party evidence (“TPE”) if VSOE is not available, or best estimated selling price (“BESP”) if neither VSOE nor TPE are available. We establish VSOE of selling price using the price charged for a deliverable when sold separately and, in rare instances, using the price established by management having the relevant authority. When VSOE cannot be established, we attempt to establish selling price of each element based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, our go-to-market strategy differs from that of our peers and our offerings contain a significant level of differentiation such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, we are unable to reliably determine what similar competitor products’ selling prices are on a standalone basis. Therefore, we are typically not able to determine TPE.  The BESP price is established considering several external and internal factors including, but not limited to, historical sales, pricing practices and geographies in which we offer our products. The determination of the BESP is subject to discretion.

Our policy for establishing VSOE of fair value of maintenance services is based on the price charged when the maintenance is renewed separately. Establishment of VSOE of fair value of professional services is based on the price charged when these services are sold separately.

Revenues from fixed price contracts that require significant customization, integration and installation are recognized based on ASC 605-35, “Construction-Type and Production-Type Contracts,” using the percentage-of-completion method of accounting based on the ratio of costs related to contract performance incurred to date to the total estimated amount of such costs. The amount of revenue recognized is based on the total fees under the arrangement and the percentage of completion achieved. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contact.

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

To assess the probability of collection for revenue recognition, we have established a credit policy that determines the credit limit that reflects an amount that is deemed probably collectible for each customer.  These credit limits are reviewed and revised periodically on the basis of new customer financial statement information and payment performance.

For all periods presented, amounts billed to customers related to shipping and handling are classified as revenue, and our respective shipping and handling costs are included in cost of sales.

We maintain a provision for product returns in accordance with ASC 605, “Revenue Recognition.” The provision is estimated based on our past experience and is deducted from revenues. Actual returns could be different from our estimates.

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

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350 “Intangible – Goodwill and Other,” goodwill is not amortized, but rather is subject to an annual impairment test. ASC 350 requires that goodwill be tested for impairment at the reporting unit level on an annual basis or between annual tests in certain circumstances, and written down when impaired.  Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units and determination of the fair value of each reporting unit. The goodwill impairment test is performed according to the following principles:

•
An initial qualitative assessment of the likelihood of impairment may be performed. If this indicates that the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the two-step impairment test is performed. Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test.

•
Under the first step of the impairment test, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit exceeds the carrying value of the net assets allocated to that unit, goodwill is not impaired, and no further testing is required. If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform the second step of the two-step impairment test to measure the amount of the impairment.

•
Under the second step, the reporting unit’s fair value is allocated to all the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a hypothetical analysis that simulates the business combination principles to derive an implied goodwill value. If the implied fair value of the reporting unit’s goodwill is less than its carrying value, the difference is recorded as impairment.

Fair value is determined using discounted cash flows. Significant estimates used in the fair value methodologies include estimates of future cash flows, future growth rates and the weighted average cost of capital of the reporting units.

 We operate in three operation-based segments, which also comprise our reporting units: Customer Interactions Solutions, Security Solutions and Financial Crime and Compliance Solutions. We performed a qualitative assessment for the Customer Interactions Solutions and the Security Solutions reporting units during the fourth quarter of 2013 and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing is required.

For the Financial Crime and Compliance Solutions reporting unit, we elected to bypass the qualitative assessment and proceeded directly to performing the first step of the goodwill impairment test based on the fact that at the time of our last assessment of fair value of this segment, which was conducted during the fourth quarter of 2012, we estimated that the value of the reporting unit exceeded its carrying amount by only 13%.  We performed the first step of the quantitative goodwill impairment test during the fourth quarter of 2013 and concluded that the fair value of the reporting unit exceeded its carrying value by approximately 36%, and therefore, no impairment of goodwill existed and the second step of the goodwill impairment test was not required.

Our long-lived assets and identifiable intangibles that are subject to amortization are reviewed for impairment in accordance with ASC 360, “Property, Plant, and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Impairment indicators include any significant changes in the manner of our use of the assets and significant negative industry or economic trends.

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows to the carrying amount of the asset, an impairment charge is recorded for the excess of the carrying amount over fair value.  No impairment of long-lived asset has been recorded in 2013.

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

We record interest on late tax payments and tax related penalties as a component of our Taxes on Income. Beginning in 2012, we revised our accounting policy and commenced classifying interest and penalties related to income taxes (which includes uncertain tax positions) as a component of the provision for income taxes in taxes on income (tax benefit) on the consolidated statements of income. We believe that the classification of interest and penalties in the provision for income taxes is preferable because we believe these interest and penalties are costs of managing taxes payable (as opposed to, for example, interest being the cost of a debt). It is also more consistent with the way in which we manage the settlement of uncertain tax positions as one overall amount inclusive of interest and penalties and will provide more meaningful information to investors by including only interest income related to the our financial assets within financial income, net.

The change in accounting method for presentation of interest and penalties for income taxes was accounted for in accordance with ASC 250, “Accounting Changes and Error Corrections.”  Accordingly, the change in accounting principle has been applied retrospectively by adjusting the financial statement amounts for the prior periods presented. The change to current or historical periods presented herein due to the change in accounting principle was limited to income statement classification, with no effect on net income.

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

Business Combination.  We apply the provisions of ASC 805, “Business Combination,” accordingly we are required to allocate the purchase price of acquired companies to the tangible and intangible assets acquired, liabilities assumed, as well as in-process research and development based on their estimated fair values.  In allocating the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, we developed the required assumptions underlying the valuation work.  Critical estimates in valuing certain of the intangible assets include but are not limited to: future expected cash flows from customer contracts, customer lists, distribution agreements and acquired developed technologies; expected costs to develop the in-process research and development into commercially viable products and estimating cash flows from the projects when completed; the acquired company’s brand awareness and market position, as well as assumptions about the period of time the brand will continue to be used in the combined company’s product portfolio; and discount rates.  Management’s estimates of fair value are based upon assumptions believed to be reasonable, utilizing a market participant approach, but which are inherently uncertain and unpredictable.  Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur.  We were assisted by a third party appraiser in applying the required economic models (such as income approach and cost approach), in order to estimate the fair value of assets acquired and liabilities assumed in the business combination.

Stock-based Compensation.  We account for stock-based compensation in accordance with the provisions of ASC 718, “Compensation - Stock Compensation.”  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award.  We estimate the fair value of stock options granted using the Black-Scholes-Merton option-pricing model and values restricted stock based on the market value of the underlying shares at the date of grant.  We recognize compensation costs using the graded vesting attribution method that results in an accelerated recognition of compensation costs.

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

We apply the provisions of ASC 820, “Fair Value Measurements and Disclosures.”  ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.  As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, as set forth below, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

Adoption of New Accounting Standards

In February 2013, the FASB issued ASU 2013-02, “Presentation of Comprehensive Income,” codified in ASC 220 “Comprehensive Income.”  The amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. We adopted the new guidance as of January 1, 2013.

Recently Issued Accounting Pronouncements

In July 2013, the FASB issued Accounting Standards Update No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (ASU 2013-11), which provides guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss (“NOL”) carryforward, a similar tax loss, or a tax credit carryforward exists. ASU 2013-11 supports the approach for companies to present an unrecognized tax benefit as a reduction of a deferred tax asset for a NOL or tax credit carryforward whenever the NOL or tax credit carryforward would be available to reduce the additional taxable income or tax due if the tax position is disallowed. This approach requires companies to assess whether to net the unrecognized tax benefit with a deferred tax asset as of the reporting date. We plan to adopt ASU 2013-11 in fiscal 2015 and are currently evaluating the impact to our consolidated financial statements.

Results of Operations

The following table sets forth our selected consolidated statements of income for the years ended December 31, 2011, 2012, and 2013, expressed as a percentage of total revenues. Totals may not add up due to rounding.

	2011	2012	2013
Revenues
Products	44.8%	42.0%	39.8%
Services	55.2	58.0	60.2
	100.0	100.0	100.0
Cost of revenues
Products*	32.7	33.3	31.2
Services*	43.6	44.8	43.2
	38.7	40.0	38.4

Gross profit	61.3	60.0	61.6

Operating expenses
Research and development, net	13.7	13.8	14.4
Selling and marketing	25.1	26.2	26.2
General and administrative	12.0	10.9	9.3
Amortization of acquired intangibles	3.0	3.7	3.2
Restructuring expenses	-	0.2	0.1
Total operating expenses	53.8	54.8	53.2

Operating income	7.5	5.2	8.4
Financial income, net	1.3	0.9	0.4

Income before taxes	8.8	6.1	8.8
Taxes on income	1.6	(1.6)	3.0

Net income	7.2	7.7	5.8
_______________________
(*) Respective revenues

Comparison of Years Ended December 31, 2012 and 2013

Revenues

Our total revenues increased by approximately 8.0% to $949.3 million in 2013, from $879.0 million in 2012.  Revenues from sales of Customer Interactions Solutions were $592.3 million in 2013, an increase of 4.6% from 2012, revenues from sales of Security Solutions were $193.9 million in 2013, an increase of 4.3% from 2012, and revenues from sales of Financial Crime and Compliance Solutions were $163.1 million in 2013, an increase of 28.3% from 2012.  The growth in revenues from Customer Interactions Solutions is attributed primarily to increased revenues from Workforce Management solutions, real-time impact solutions and performance management solutions. This growth is driven by customers seeking to improve operational efficiency and customer experience and enhance compliance.  The increase in revenues from Security Solutions is attributable primarily to an increase in revenues from cyber and intelligence solutions, which increased because our customers in Law Enforcement and Intelligence agencies are confronted with a growing challenge of IP communications that requires new types of solutions that drive technology refresh cycles as well as adjusting regulation to allow for their implementation.   The increase in revenues from Financial Crime and Compliance Solutions is attributed to an increase in fraud attempts and complex financial crimes, resulting in a need for increased regulation and creating the obligation to achieve compliance and to monitor risks using a more centralized approach.

	Years Ended December 31,
	(U.S. dollars in millions)
	2012	2013	Dollar Change	Percentage Change

Product Revenues	$369.4	$377.6	$8.2	2.2%
Service Revenues	509.6	571.7	62.1	12.2
Total Revenues	$879.0	$949.3	$70.3	8.0%

The increase in product revenues is primarily due to growth in our revenues from Financial Crime and Compliance Solutions and Security Solutions, partially offset by a decrease in revenues from Customer Interactions Solutions.

Approximately 66% of the increase in service revenues is attributed to an increase in maintenance revenue resulting primarily from an increase in the install base from previous years’ sales. Approximately 34% of the increase in service revenues is attributed to an increase in professional services and SaaS and hosting revenues resulting primarily from an increase in installations and integrations.

Revenue by Region

	Years Ended December 31,
	(U.S. dollars in millions)
	2012	2013	Dollar Change	Percentage Change

United States, Canada and Central and South America (“Americas”)	$549.6	$596.7	$47.1	8.6%
Europe, the Middle East and Africa (“EMEA”)	210.4	223.9	13.5	6.4
Asia-Pacific (“APAC”)	119.0	128.7	9.7	8.2
Total Revenues	$879.0	$949.3	$70.3	8.0%

The Americas revenue increased by 8.6%, of which approximately 58% is attributable to organic growth in the Customer Interactions Solutions and 42% is attributed to organic growth in the Financial Crime and Compliance Solutions.

The EMEA revenue increased by 6.4%. The increase is primarily attributable to organic growth in the Financial Crime and Compliance Solutions and in the Customer Interactions Solutions, partially offset by a decrease in the Security Solutions.

The APAC revenue increased by 8.2%. The increase is attributable to organic growth in the Security Solutions, partially offset by a decrease in the Customer Interactions Solutions.

Cost of Revenues

	Years Ended December 31,
	(U.S. dollars in millions)
	2012	2013	Dollar Change	Percentage Change

Cost of product revenues	$122.9	$117.8	$(5.1)	(4.1)%
Cost of service revenues	228.3	247.1	18.8	8.2
Total cost of revenues	$351.2	$364.9	$13.7	3.9%

Cost of product revenues decreased on a dollar basis and as a percentage of product revenues.  The decrease on a dollar basis and as a percentage of product revenues is mostly a result of lower amortization of intangible assets, which is primarily due to the completion of amortization of intangible assets related to the Actimize acquisition as well as a decrease in royalties paid to third parties.  Cost of service revenues increased on a dollar basis while decreasing as a percentage of service revenues. The increase on a dollar basis is primarily due to an increase of cost of wages and sub-contractors as a result of additional headcount to support the growth in the business.  The decrease in the percentage of cost of service from service revenues is attributed to better utilization of headcount.

Gross Profit

	Years Ended December 31,
	(U.S. dollars in millions)
	2012	2013	Dollar Change	Percentage Change

Gross profit on product revenues	$246.5	$259.7	$13.2	5.4%
as a percentage of product revenues	66.7%	68.8%
Gross profit on service revenues	281.3	324.6	43.3	15.4%
as a percentage of service revenues	55.2%	56.8%
Total gross profit	$527.8	$584.3	$56.5	10.7%
as a percentage of total revenues	60.0%	61.6%

The increase in gross profit margin on product revenues is primarily a result of an increase in product revenues, a lower amortization of intangible assets and a decrease in royalties paid to third parties.

The increase in gross profit margin on service revenues is primarily attributed to an increase in service revenues and an improvement in headcount utilization.

Operating Expenses

	Years Ended December 31,
	(U.S. dollars in millions)
	2012	2013	Dollar Change	Percentage Change

Research and development, net	$121.4	$136.6	$15.2	12.5%
Selling and marketing	230.2	248.6	18.4	8.0
General and administrative	96.1	88.3	(7.8)	(8.0)
Amortization of acquired intangible assets	32.6	30.6	(2.0)	(6.1)
Restructuring expenses	1.9	0.5	(1.4)	(73.7)

Research and Development, Net.  Research and development expenses, before capitalization of software development costs and government grants, increased to $140.9 million in 2013, as compared to $126.6 million in 2012, and represented 14.8% and 14.4% of revenues in 2013 and 2012, respectively. The increase in research and development, net is attributed primarily to an increase in cost of wages and subcontractors, partially resulting from increased headcount.

Capitalized software development costs were $1.0 million in 2013, as compared to $1.1 million in 2012.  Amortization of capitalized software development costs included in cost of product revenues were $1.1 million and $1.2 million in 2013 and 2012, respectively.

Selling and Marketing Expenses.  Selling and marketing expenses increased to $248.6 million in 2013, as compared to $230.2 million in 2012 and represented 26.2% of total revenues in 2013 and  in 2012.  Approximately 65% of the increase in selling and marketing expense is attributed to an increase in cost of wages primarily as a result of increased headcount. The remainder of the increase is primarily due to an increase in travel, exhibitions and client events-related expenses.

General and Administrative Expenses.  General and administrative expenses decreased to $88.3 million in 2013, as compared to $96.1 million in 2012, and represented 9.3% of total revenues in 2013, as compared to 10.9% of total revenues in 2012.  The decrease in general and administrative expense is due primarily to a decrease in acquisition-related costs.

Amortization of acquired intangible assets.  Amortization of acquired intangibles included in the operating expenses represent 3.2% and 3.7% of our 2013 and 2012 revenues, respectively.  The decrease in amortization of acquired intangible assets is primarily attributable to the completion of amortization of intangible assets related to the Actimize acquisition.

Restructuring expenses.  Restructuring expenses in a total amount of $0.5 million in 2013, as compared to $1.9 million in 2012, was comprised of retirement of leasehold improvements and property evacuation costs.

Financial and Other Income

	Years Ended December 31,
	(U.S. dollars in millions)
	2012	2013	Dollar Change	Percentage Change

Financial income, net	$6.7	$4.0	$(2.7)	(40.3)%
Other income (expenses), net	1.5	(0.1)	(1.6)	(106.7)%

Financial Income, Net.  The decrease in financial income, net is attributable primarily to a reduction in gains from sales of marketable securities due to a decrease of such sales during 2013.

Taxes on Income.  In 2013, taxes on income amounted to $28.4 million, as compared to a tax benefit of $14.0 million in 2012. Our provision for taxes during 2013 increased as compared with 2012, as our taxes on income for 2012 were favorably affected by certain releases of tax provisions made in prior years together with the effect of a proportionally significant realization of deferred tax liabilities recorded against the amortization of the newly acquired intangible assets related to Merced as well as to those for the first full year of Fizzback.

Our effective tax rate for 2013 was 33.9%, which included an expense of $19.2 million as a result of a settlement with the Israeli Tax Authorities of a multi-year tax audit and our election made to take advantage of a special limited time program initiated by the Israeli government that allowed us to release our previously tax-exempted profits at a discounted tax rate that would otherwise have been due upon actual distribution of these profits. Further information with regards this special program and our election thereunder can be found in Note 13(a)(2) of our Consolidated Financial Statements.

The statutory rate in Israel was 25% for 2013 and was increased to 26.5% for 2014 and thereafter. The impact of this increase will be limited for us as we continue to benefit from our Preferred Enterprise programs, the details of which can be found in Note 13 of our Consolidated Financial Statements under the caption “Taxes on Income.”

As a result of new tax legislation in Israel beginning in 2014 which increases the tax rate on profits arising from Preferred Enterprises, and subject to unpredictable effects of any future settlements with tax authorities, unadjusted expiration of the statute of limitations, future changes in law or accepted practice and effects of potential mergers and acquisitions, we expect our effective tax rate (which includes effects of FIN No. 48 which has been incorporated into ASC 740) to increase to approximately 18-19% for 2014 and future years.

Net Income.  Net income was $55.3 million in 2013, as compared to $67.9 million in 2012.  The decrease in 2013 resulted primarily from taxes on income in 2013 as compared to the benefit from taxes on income in 2012.

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

Selling and Marketing Expenses.  Selling and marketing expenses increased to $230.2 million in 2012, as compared to $199.0 million in 2011, and represented 26.2% of total revenues in 2012, as compared to 25.1% of total revenues in 2011.  Approximately 48% of the increase in selling and marketing expense is attributed to an increase in cost of wages as a result of increased headcount and approximately 32% of the increase is attributed to the inclusion of Merced results for the first time in 2012. The remainder of the increase is primarily due to an increase in travel and exhibitions expenses.

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

Restructuring expenses.  Restructuring expenses were $1.9 million in 2012. This amount was comprised of retirement of leasehold improvements and property evacuation costs.

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

Liquidity and Capital Resources

In recent years, the cash generated from our operating activities has financed our operations as well as the repurchase of our ordinary shares and payment of dividends.  Generally, we invest our excess cash in highly liquid investment grade securities.  As of December 31, 2013, we had $443.2million of cash and cash equivalents and short-term and long-term investments, as compared to $444.7 million at December 31, 2012 and $562.6 million at December 31, 2011.

Cash provided by operating activities was $124.3 million, $135.6 million, and $154.4 million in 2013, 2012, and 2011, respectively.  Net cash from operations in 2013 consisted primarily of net income of $55.3 million and adjustments for non-cash activities including depreciation and amortization of $91.4 million, stock-based compensation of $26.3 million and an increase in trade payables of $5.1 million which were partially offset by an increase in trade receivables of $34.6 million, and deferred tax of $17.3 million. Net cash from operations in 2012 consisted primarily of net income of $67.9 million and adjustments for non-cash activities including depreciation and amortization of $95.5 million, stock-based compensation of $23.6 million, increase in accrued expenses and other liabilities of $9.2 million and a decrease in other receivables and prepaid expenses of $3.8 million which were partially offset by a decrease in deferred revenues, net of $27.1 million, deferred tax of $24.2 and an increase in trade receivables of $11.9 million. Net cash from operations in 2011 consisted primarily of net income of $57.3 million and adjustments for non-cash activities including depreciation and amortization of $67.0 million, increase in accrued expenses and other liabilities of $22.9 million, increase in deferred revenues, net of $12.8 million and stock-based compensation of $21.2 million which were partially offset by an increase in trade receivables of $20.6 million and deferred tax of $8.8 million.

Net cash used in investing activities was $33.4 million in 2013. Net cash used in investing activities was $164.3 million in 2012 and net cash provided by investing activities was $9.4 million in 2011.  In 2013, net cash used in investing activities consisted primarily of payment for the acquisition of Causata and other acquisitions in an aggregate of $24.2 million, net purchase of property and equipment of $20.2 million and net investment in short-term deposits of $ 6.1 million, which were partially offset by net proceed of marketable securities of $17.4 million.  In 2012, net cash used in investing activities consisted primarily of payment for the acquisition of Merced, RedKite and other acquisitions in an aggregate of $164.5 million and net purchase of property and equipment of $27.7 million, offset by net proceed of marketable securities and short-term deposits of $27.9 million. In 2011, net cash provided by investing activities consisted primarily of net proceeds from marketable securities of $174.2 million which funded payment for the acquisitions of Fizzback, Cybertech and other acquisitions in an aggregate of $143.4 million and purchase of property and equipment of $17.3 million.

Net cash used in financing activities was $68.9 million in 2013 and $76.6 million in 2012. Net cash provided by financing activities was $68.8 million in 2011.  In 2013, net cash used in financing activities was attributed primarily to the purchase of our ordinary shares of $79.4 million under the third program to repurchase ordinary shares in a total amount of up to $100 million and payment of dividends of $29.0 million, which were partially offset by proceeds from issuance of shares upon exercise of options and purchase of shares under employee share purchase plans of $38.4 million.  In 2012, net cash used in financing activities was attributed primarily to the purchase of our ordinary shares of $107.0 million under the three programs to repurchase ordinary shares in a total amount of up to $300 million, which were offset by proceeds from issuance of shares upon exercise of options and purchase of shares under employee share purchase plans of $30.4 million. In 2011, net cash used in financing activities was attributed primarily to the repurchase of our ordinary shares of $95.9 million under the first program to repurchase ordinary shares in a total amount up to $100.0 million which were offset by proceeds from the issuance of shares upon exercise of options and purchase of shares under employee share purchase plans of $26.8 million.

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

Trend Information

Our development efforts are aimed at addressing several industry trends, including: increasingly demanding compliance requirements, organizations turning to advanced software to help improve revenues and efficiency, increased focus on improving customer experience, and a growing need to safeguard people and assets. The technology trends addressed: growing masses of structured and unstructured data that are being captured by organizations, broader adoption of advanced analytics technologies, increased penetration of cloud technology and XaaS models (business models offering technology as a service such as SaaS, Infrastructure as a Service, Platform as a Service, Contact Center as a Service, etc.), growing challenges for financial institutions as well as governments as a result of the proliferation of IP-based communications including VoIP, as well as mobile devices and the use of social networks.

In connection with our Customer Interaction Solutions, the need to record and analyze customer interactions is constantly growing as compliance and regulatory pressures are increasing.

In connection with our Financial Crime and Compliance Solutions, such trends include the need to monitor transactions in order to ensure compliance due in part to the significant increase in enforcement by regulators, particularly across Europe and the United States, as is evidenced by substantial fines that have recently been levied against financial institutions.

In the Security sector we believe that security-conscious organizations are expected to continue to adopt solutions in order to meet regulations regarding increased physical security and reliability, such as the North American Electric Reliability Corporation Critical Infrastructure Protection (NERC-CIP).

For more information on trends in our industry, please see Item 4, “Information on the Company—Business Overview—Industry Background and Trends” in this annual report.

For more information on uncertainties, demands, commitments or events that are reasonably likely to have a material effect on revenue, please see Item 3, “Key Information—Risk Factors” in this annual report.

Contractual Obligations

Set forth below are our contractual obligations and other commercial commitments over the medium term as of December 31, 2013 (in thousands of U.S. dollars).

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3-5 years	More than 5 years
Operating Leases	109,218	16,799	27,909	21,232	43,278
Unconditional Purchase Obligations	15,301	10,905	4,257	139	-
Severance Pay*	26,652
Total Contractual Cash Obligations	151,171	27,704	32,166	21,371	43,278
Uncertain Income Tax Positions **	33,158

*	Severance pay relates to accrued obligations to employees as required under applicable labor laws. These obligations are payable only upon termination, retirement or death of the respective employees.
**
Uncertain income tax positions under ASC 740 are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement.  See Note 13(h) of our Consolidated Financial Statements for further information regarding our liability under ASC 740.

		Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1- 3 years	3-5 years	More than 5 years
Guarantees – continuing operations	36,312	15,665	5,079	13,560	2,008

Qualitative and Quantitative Disclosure About Market Risk

For information on the market risks relating to our operations, please see Item 11, “Quantitative and Qualitative Disclosures about Market Risk” in this annual report.

Item 6.            Directors, Senior Management and Employees.

Directors and Senior Management

The following table sets forth, as of March 17, 2014, the name, age and position of each of our directors and executive officers:

Name	Age	Position
David Kostman(1)(4)(5)	49	Chairman of the Board of Directors
Joseph Atsmon(1)(3) (5)	65	Vice-Chairman of the Board of Directors
Rimon Ben-Shaoul(2)(4)	69	Director
Dan Falk(1)(2)(3)(4)(5)(6)	69	Director
Yocheved Dvir(1)(2)(3)(6)	61	Director
Yehoshua Ehrlich(4)	64	Director
Leo Apotheker(4)	60	Director
Joe Cowan(2)	65	Director
Zeev Bregman(7)	52	President, Chief Executive Officer, and Director
Barak Eilam(7)	38	President, NICE Americas, and Chief Executive Officer-appointee
Yochai Rozenblat	52	President, Enterprise Group
Yaron Tchwella	53	President, Security Group and Executive Vice President Business Operation
Amir Orad	38	President and Chief Executive Officer, NICE-Actimize
Dafna Gruber	49	Chief Financial Officer
Yechiam Cohen	57	Corporate Vice President, General Counsel and Corporate Secretary
Eran Porat	51	Corporate Vice President, Finance
Eran Liron	46	Executive Vice President, Marketing and Corporate Development
Benny Einhorn	58	President, NICE EMEA
Raghav Sahgal	51	President, NICE APAC
Sigal Gillmore	44	Executive Vice President, Human Resources
Barry Cooper	43	Executive Vice President, Professional Services and Customer Support

___________________________
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Internal Audit Committee.
(4)	Member of the Mergers and Acquisitions Committee.
(5)	Member of the Nominations Committee.
(6)	Outside Director. See Item 6, “Directors, Senior Management and Employees—Board Practices— Outside Directors.”
(7)
Mr. Bregman will be retiring from his positions as President and Chief Executive Officer of our company, and Mr. Eilam will assume the position of Chief Executive Officer. The transition is expected to be completed by the end of April 2014.

At our annual meeting of shareholders held on August 27, 2013, we elected the following seven (7) members to the Board of Directors, in addition to the two outside directors of the Company, to serve as directors of the Company until the next annual general meeting of the shareholders, or until termination of office according to the Company’s articles of association and applicable law: Mr. David Kostman, Mr. Joseph Atsmon, Mr. Rimon Ben-Shaoul, Mr. Yehoshua (Shuki) Ehrlich, Mr. Zeev Bregman, Mr. Leo Apotheker and Mr. Joe Cowan, to increase the number of directors to nine, and to add to our board additional directors with relevant hi-tech experience and background.

Mr. Yoseph Dauber did not stand for reelection at the annual shareholders’ meeting held on August 27, 2013.

Mr. Bregman will be retiring from his positions as President and Chief Executive Officer of our company, and Mr. Eilam will assume the position of Chief Executive Officer of our company. The transition is expected to be completed by the end of April 2014.

As of August 1, 2013, Barry Cooper has assumed the position of Executive Vice President, Professional Services and Customer Support.

 On February 13, 2013, Ron Gutler resigned from his position as Chairman of the Board of Directors, and David Kostman was appointed by the Board of Directors and assumed the position of Chairman of the Board of Directors.

Set forth below is a biographical summary of each of the above-named directors and executive officers of NICE.  Other than Mr. Zeev Bregman, each of our directors qualifies as an independent director under applicable NASDAQ rules.

David Kostman has served as one of our directors since 2001, with the exception of the period between June 2007 and July 2008, and as our Chairman of the Board since February 2013.  Mr. Kostman is currently Chairman of Nanoosh LLC and Chairman of Leisure Class LLC. He recently served on the board of directors of publicly traded Retalix Ltd., which was acquired by NCR Corporation, and on the board of directors of several other private companies.  From 2006 until 2008, Mr. Kostman was a Managing Director in the investment banking division of Lehman Brothers, heading the Global Internet Group.  From April 2003 until July 2006, Mr. Kostman was Chief Operating Officer and then Chief Executive Officer of Delta Galil USA, a subsidiary of publicly traded Delta Galil Industries Ltd.  From 2000 until 2002, Mr. Kostman was President of the International Division and Chief Operating Officer of publicly traded VerticalNet Inc.  Prior to that Mr. Kostman worked in the investment banking divisions of Lehman Brothers (1994-2000) focusing on the technology and Internet sectors and NM Rothschild & Sons (1992-1993), focusing on M&A and privatizations. Mr. Kostman holds a Bachelor’s degree in Law from Tel Aviv University and a Master’s degree in Business Administration from INSEAD.

Joseph Atsmon has served as one of our directors since September 2001 and Vice-Chairman of the Board since May 2002.  Since 2001, Mr. Atsmon has been a director of Ceragon Networks Ltd.  From 1995 until 2000, Mr. Atsmon served as Chief Executive Officer of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998.  Mr. Atsmon had a twenty-year career with Tadiran Ltd.  In his last role at Tadiran Ltd., Mr. Atsmon served as Corporate VP for business development.  Prior to that, he served as President of various military communications divisions.  Mr. Atsmon holds a Bachelor’s degree in Electrical Engineering from the Technion – Israel Institute of Technology.

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

Dan Falk has served as one of our statutory outside directors since 2001.  From 1999 to 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V.  From 1985 to 1999, Mr. Falk served in various positions in Orbotech Ltd., the last of which were Chief Financial Officer and Executive Vice President.  From 1973 to 1985, he served in several executive positions in the Israel Discount Bank.  Mr. Falk also serves as the Chairman of ORAD Hi-Tech Systems Ltd., and serves on the board of directors of Orbotech Ltd., Ormat Technologies Inc., Attunity Ltd. and Nova Measuring Systems Ltd.  Mr. Falk holds a Bachelor’s degree in Economics and Political Science and a Master’s degree in Business Administration, both from the Hebrew University, Jerusalem.

Yocheved Dvir has served as one of our statutory outside directors since January 2008.  Since 2000, Ms. Dvir has served as a strategic advisor in business development affairs to multiple companies and initiatives that were being founded.  Ms. Dvir also serves on the board of directors of Alrov Real Estate, Visa Cal, Endey Med and Psagot Bituach. She recently served on the boards of Trendline Business Information & Communications Ltd., Menorah Insurance Company Ltd., Israel Corporation Ltd., ECI Telecom Ltd., Strauss Industries Ltd., Phoenix Holding and Phoenix Insurance Co.  Between 1990 and 2000, Ms. Dvir served as a Senior Vice President of the Migdal Group.  Ms. Dvir joined the Migdal Group in 1981 and, until late 2000, held a number of senior financial and managerial positions, including Head of the Group’s Economics Department (1986-1988), Head of the Group’s Corporate Office (1989-1992), Head of the Group’s General Insurance Division and Corporate Office (1993-1997), Group CFO (1997-1999), Head of the Group’s Strategic Development Division and Marketing Array and Risk Manager (2000).  Ms. Dvir holds a Bachelor’s degree in Economics and Statistics from the University of Haifa and completed studies towards a second degree in Statistics from the Hebrew University of Jerusalem.

Yehoshua (Shuki) Ehrlich has served as one of our directors since September 2012. Mr. Ehrlich is an active social investor, serving as Chairman of "Committed to Give", a group formed by Israeli social investors for promoting philanthropy in Israel and several other social organizations. Mr. Ehrlich also serves as a member of the executive board of Israel Venture Network and a board member of AfterDox, an angels' investment group. Between the years 2000 and 2010, Mr. Ehrlich served as Managing Director at Giza Venture Capital, where he focused on the communications, enterprise software and information technology sectors. Formerly, Mr. Ehrlich had a fifteen-year career with Amdocs, a public software company specializing in billing, CRM, order management systems for telecommunications and Internet service providers. In his last role at Amdocs, Mr. Ehrlich served as Senior Vice President of Business Development. Mr. Ehrlich holds a Bachelor of Science in Mathematics and Computer Science from the Tel Aviv University.

Leo Apotheker has served as one of our directors since August 2013. Mr. Apotheker is the Managing Partner and co-founder of efficiency capital SAS, a growth capital advisory firm, since 2012. From 2010 to 2011, Mr. Apotheker served as Chief Executive Officer of Hewlett Packard Company. From 2008 to 2010, he served as Chief Executive Officer of SAP AG. In addition, he is currently chairman of the board of KMD, one of Denmark’s leading IT and software companies, as well as a member of the boards of several international companies including Schneider Electric SA and Steria. Mr. Apotheker holds a Bachelor’s degree in Economics and International Relations from the Hebrew University of Jerusalem.

Joe Cowan has served as one of our directors since August 2013. Mr. Cowan has been the CEO and director of Epicor since October 2013. During 2013 Mr. Cowan served as President of DataDirect Networks, Inc., and From 2010 until 2013, Mr. Cowan served as the Chief Executive Officer and President of Online Resources Corp. Since 2009, he has served as an Operating Executive and Consultant at Vector Capital. From 2007 to 2009, Mr. Cowan served as the Chief Executive Officer of Interwoven Inc. From 2004 to 2006, Mr. Cowan served as the President and Chief Executive Officer of Manugistics Inc. and Manugistics Group Inc. Prior to that, Mr. Cowan served in various senior executive positions, including as the Chief Executive Officer of Baan Co. NV and Avantis GOB NV. He has been a Director of DataDirect Networks, Inc. between 2011 and February 2014. Mr. Cowan has also served on the boards of various publicly traded companies, including Interwoven Inc., Online Resources Corporation, Manugistics Group Inc. and Blackboard Inc., as well as several private companies. Mr. Cowan holds a M.S. degree in Electrical Engineering from Arizona State University and holds a B.S. degree in Electrical Engineering from Auburn University.

Zeev Bregman has served as one of our directors since March 2013, and as our President and Chief Executive Officer since September 2009.  Mr. Bregman will be retiring from his positions as President and Chief Executive Officer of our company, and Mr. Barak Eilam will assume the position of Chief Executive Officer of our company, following a transition period that is expected to be completed by the end of April 2014. Mr. Bregman will be retaining his position as a member of our Board of Directors. From 2001 to 2007, Mr. Bregman served as Chief Executive Officer of Comverse Inc.  From 1987 to 2001, he served in various research and development, sales, marketing, and management positions within Comverse, including Vice President Head of the EMEA division, Vice President and Head of the Messaging division, and Chief Operating Officer.  Mr. Bregman holds a Bachelor’s degree in Mathematics and Computer Science from Tel-Aviv University, a Master's degree in Computer Science from Tel-Aviv University and a Master's degree in Business Administration from a joint program of Kellogg Business School and Tel Aviv University.

Barak Eilam has served as President of our American division since July 2012. Mr. Eilam has been appointed Chief Executive Officer of our company and will assume such position following a transition period, which is expected to be completed by the end of April 2014. In his previous position with NICE, Mr. Eilam was the head of sales and the general manager of the Enterprise Group in the Americas. From 2007 to 2009, Mr. Eilam founded and served as the general manager of the NICE Interaction Analytics Global Business Unit. Mr. Eilam has also served in a variety of executive positions within NICE, managing different aspects of the business in product development, sales and product management. Before joining NICE in 1999, Mr. Eilam was an officer for an elite intelligence unit in the Israeli defense forces. Mr. Eilam holds a Bachelor's degree in Electrical & Electronics Engineering from Tel Aviv University.

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

Yaron Tchwella has served as President of the Security Group since June 2011. Prior to joining NICE he served as chief executive officer of Blue Phoenix Solutions Ltd. During 2007 and 2008 Mr. Tchwella served as President of Comverse Inc. Prior to this position and as part of his 10 years at Comverse, Mr. Tchwella served as president of the Messaging Division and a member of the executive management team at Comverse. Mr. Tchwella also held various executive managerial positions within the product, services and customer-facing organizations at Comverse. Prior to joining Comverse, Mr. Tchwella held engineering and managerial positions over a 13-year period in the security and defense division at Advanced Technology Ltd., known today as Ness Technology Ltd. Mr. Tchwella holds a Bachelor’s degree in Electronic Engineering from Tel Aviv University.

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

Eran Liron has served as our Executive Vice President, Marketing and Corporate Development since October 2013, and as Executive Vice President, Corporate Development since February 2006.  From 2004 to 2006, he served as Director of Corporate Development at Mercury Interactive Corporation, a software company, and prior thereto he held several business development positions at Mercury Interactive.  Before joining Mercury, Mr. Liron served in several marketing roles at software startups and at Tower Semiconductor.  Mr. Liron holds a Bachelor of Science degree from the Technion – Israel Institute of Technology and a Doctorate in Business from the Stanford Graduate School of Business in California.

Benny Einhorn has served as our President of NICE EMEA since July 2012.  Mr. Einhorn also acted as Chief Marketing Officer between April 2012 and October 2013, and was responsible for NICE’s global marketing, business partner and channel activities. From 2008 to 2009, Mr. Einhorn served as the Vice President of Sales & Marketing in Modu, an innovative manufacturer of the world’s lightest modular mobile phones.  From 2001 to 2008, he was the Chief Marketing Officer and President of EMEA at Comverse Inc.  Mr. Einhorn holds an MBA degree and a Bachelor's degree in Industrial Engineering from Tel Aviv University.

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

Barry Cooper has served as Executive Vice President, Professional Services and Customer Support since August 2013. In his previous position with NICE, Mr. Cooper served as Vice President, Business Operations, for APAC. Prior to joining NICE, Mr. Cooper was a Management Consultant at Accenture; the Head of Customer Service, IT & Billing at Time Telekom, Malaysia; and VP Professional Services, APAC for CSG Systems (later Comverse). Mr. Cooper holds a First Class Bachelor of Science with Honors in Computing Science from the University of Salford in the UK.

There are no family relationships between any of the directors or executive officers named above.

Compensation

The aggregate compensation paid to or accrued on behalf of all our directors and executive officers as a group of 23 persons during 2013 consisted of approximately $7.4 million in salary, fees, bonus, commissions and directors’ fees and approximately $0.5 million in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts we expended for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

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

During 2013, our officers and directors received, in the aggregate, options to purchase 605,792 ordinary shares and 27,251 restricted share units under our equity based compensation plans.  The options have a weighted average price of $33.08 and will expire six years after the date of grant.  The restricted shares units are granted at par value of the ordinary shares.  For information regarding our option exchange program, see "Share Ownership–Option Exchanges and Price Adjustment" below.

            Pursuant to the requirements of the Israeli Companies Law, 5759–1999, or the Israeli Companies Law, remuneration of our directors requires shareholder approval.  Compensation and reimbursement for outside directors (as described below) is statutorily determined pursuant to the Israeli Companies Law.  Effective as of October 1, 2013, our shareholders approved the payment to each of our non-executive directors, including outside directors, of an annual fee of NIS 120,000 (equivalent to approximately $34,572) and a meeting attendance fee of NIS 3,250 (equivalent to approximately $936), including for meetings of committees of the Board of Directors.  The cash amounts set forth above are subject to adjustment for changes in the Israeli consumer price index.

On August 27, 2013, at our 2013 annual general meeting of shareholders, our shareholders approved a number of items. First, following the recommendation of our compensation committee and approval by our Board of Directors, our shareholders approved a new compensation policy for directors and officers.

In addition, our shareholders approved a supplemental annual cash fee for the Chairman of the Board in the amount of NIS 450,000 (equivalent to approximately $129,646), effective retroactively from the date of his appointment of as Chairman of the Board on February 13, 2013.  The supplemental annual fee is subject to adjustment for changes in the Israeli consumer price index after September 2012.

Our shareholders also approved the payment of a special separation bonus to Ron Gutler, our former Chairman of the Board, in the amount of $100,000, without any conditions.

Finally, upon the recommendation of the compensation committee and Board of Directors, our shareholders approved certain components of Zeev Bregman’s (our Chief Executive Officer) compensation for 2013. Such shareholder approval was required pursuant to the recently enacted amendment No. 20 to the Israeli Companies Law. The compensation components included (i) an annual cash bonus payment of up to 150% of the chief executive officer’s annual base salary (subject to the fulfillment of certain performance-based targets) and (ii) a grant of 140,000 options in accordance with NICE’s 2008 Incentive Plan.

Board Practices

Corporate Governance Practices

We are incorporated in Israel and therefore are subject to various corporate governance practices under the Israeli Companies Law, relating to such matters as outside directors, the internal audit committee, the internal auditor and approvals of interested party transactions.  These matters are in addition to the ongoing listing conditions of the NASDAQ and other relevant provisions of U.S. securities laws.  Under applicable NASDAQ rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of comparable NASDAQ requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members.  For further information see Item 16G, “Corporate Governance” of this annual report.

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

The Board may, subject to the provisions of the Israeli Companies Law, appoint a committee of the Board and delegate to such committee all or any of the powers of the Board, as it deems appropriate.  Notwithstanding the foregoing and subject to the provisions of the Israeli Companies law, the Board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees.  The Board has appointed an internal audit committee under the Israeli Companies Law that has three members, an audit committee that has four members, a compensation committee that has four members, a nominations committee that has three members and a mergers and acquisitions committee that has five members.  We do not have, nor do our subsidiaries have, any directors’ service contracts granting to the directors any benefits upon termination of their employment. In addition, from time to time the Board may appoint an ad hoc committee for certain purposes, such as the review, negotiation and recommendation of approval of M&A transactions.

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

The initial term of an outside director is three years and may be extended for up to two additional three-year terms.  Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the Board of Directors confirm that, in light of the outside director’s expertise and special contribution to the work of the Board of Directors and its committees, the reelection for such additional period is beneficial to the company.  Reelection of an outside director may be effected through one of the following mechanisms: (1) the Board of Directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint outside directors for their initial term; or (2) a shareholder holding one percent or more of a company’s voting rights proposed the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than two percent of the voting rights in the company.  Each committee of a company’s Board of Directors which is empowered to exercise any of the Board’s powers is required to include at least one outside director, provided that each of the internal audit committee, audit committee, and compensation committee must include all of the outside directors.

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

Financial and Accounting Expertise

Pursuant to the Israeli Companies Law, our Board of Directors has determined that at least one member of our Board of Directors must be an “accounting and financial expert.”  The Israeli Companies Law requires that all outside directors must be “professionally qualified.” Under applicable NASDAQ rules, each member of our audit committee must be financially literate and at least one of the members must have experience or background that results in such member’s financial sophistication.  Our Board of Directors has determined that each of Dan Falk and Yocheved Dvir is an “accounting and financial expert” for purposes of the Israeli Companies Law and is financially sophisticated for purposes of applicable NASDAQ rules.  See also Item 16A, “Audit Committee Financial Expert” in this annual report.

Independent Directors

Under the rules of the NASDAQ, a majority of our directors are required to be “independent” as defined in applicable NASDAQ rules.  Other than Zeev Bregman, all of our directors satisfy the respective independence requirements of NASDAQ.

In addition, our Articles of Association provide that, if we do not have a shareholder that holds 25% or more of our issued and outstanding share capital, then a majority of the directors shall be "independent" as defined in the Israeli Companies Law and the regulations promulgated thereunder. If we have a shareholder that holds 25% or more of our issued and outstanding share capital, then at least one third of the directors shall be "independent." Other than Zeev Bregman, all of our directors satisfy the respective independence requirements of the Israeli Companies Law.

Internal Audit Committee

The Israeli Companies Law requires public companies to appoint an internal audit committee.  The role of the internal audit committee under the Israeli Companies Law is to examine flaws in the management of the company’s business in consultation with the internal auditors and the independent accountants, and to propose remedial measures to the board.  The internal audit committee also reviews interested party transactions for approval as required by law, including approval of the remuneration of a director in any capacity, which also requires Board, Compensation Committee and shareholder approval.  The internal audit committee also assesses our internal audit system and the performance of our internal auditor, and oversees the implementation and enforcement of our compliance program. Under the Israeli Companies Law, an internal audit committee must consist of at least three directors, including all of the outside directors. The members of the internal audit committee must satisfy certain independence standards under the Israeli Companies Law, and the chairman of the internal audit committee must be an outside director. The chairman of the board of directors, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to the company or to its controlling shareholder, any director who derives most of its income from the controlling shareholder and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the internal audit committee.  All of the current members of our internal audit committee (presently comprised of Yocheved Dvir (Chairman), Joseph Atsmon and Dan Falk) meet these qualifications.

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

We believe we currently meet the applicable NASDAQ requirements with respect to our Audit Committee and we intend to continue to take all actions as may be necessary for us to maintain our compliance with applicable NASDAQ requirements.

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

In 2013, NASDAQ adopted new rules regarding approval of executive officer compensation generally applicable to NASDAQ-listed companies.  Pursuant to the new rules, which will apply to us beginning on the date of our general meeting of shareholders held in 2014 (unless we elect to take advantage of the exemption provided to "foreign private issuers" to comply with home country practice instead of the listing rules of exchanges such as NASDAQ, which we do not presently intend to do in regards to the new NASDAQ rules), our compensation committee will be required to consist of at least two members, with all members of the compensation committee to be independent.  The determination of whether a director is independent takes into account all factors relevant to whether a director has a relationship to us which would be material to such director’s ability to be independent from management in connection with carrying out the duties of a compensation committee member. Factors required for consideration in making this determination specifically include (i) the source of compensation of such director (including any consulting, advisory or other compensatory fee paid by us to such director) and (ii) whether such director is affiliated with us or one of our affiliates or subsidiaries.  Pursuant to the new NASDAQ rules, we are also required to adopt a compensation committee charter, which among other things, must set forth the scope of the compensation committee’s responsibilities and how they will be carried out, as well as grant the compensation committee the power to retain compensation advisers following consideration of certain factors that may be indicative of a conflict of interest by the compensation adviser in rendering compensation advice.

In anticipation of the heightened NASDAQ requirements that will be applicable to us following our 2014 general meeting of shareholders, on March 20, 2014 our board of directors (i) determined that each of the members of our compensation committee (Dan Falk (chairman), Rimon Ben Shaoul, Youcheved Dvir and Joe Cowan) are independent in accordance with the standards of the new NASDAQ rules described in the paragraph above, and (ii) adopted a compensation committee charter that includes the requirements of the new NASDAQ rules.  However, the charter provides that if there is any conflict between the responsibilities and requirements set forth therein and either the Israeli Companies Law or compensation policy approved by our Board of Directors upon the recommendation of our compensation committee and subsequently approved by our shareholders (the “Compensation Policy”), the latter will govern.  For information regarding the Compensation Policy, see Item 10 “Additional Information - Memorandum and Articles of Association – Approval of Office Holder Compensation” in this annual report.

We do not believe that there are any existing conflicts between the compensation committee charter and either of the Israeli Companies Law or the Compensation Policy.  However, if any such conflict should develop, such that we are no longer in compliance with the requirements of the NASDAQ rules, we intend to utilize the foreign private issuer exemption described above with respect to such requirement, and in accordance with the NASDAQ Rules we will disclose the practice that we follow in lieu of the applicable NASDAQ requirement in our future annual reports.

The current members of the compensation committee also satisfy the independence requirements of the Israeli Companies Law.

Nominations Committee

As required by NASDAQ rules, our nominations committee recommends candidates for election to our Board of Directors pursuant to a written charter.  The current members of this committee, all of whom are independent directors, are David Kostman, Joseph Atsmon and Dan Falk.

Mergers and Acquisitions Committee

Our Board of Directors has delegated powers with respect to the review and recommendation of mergers and acquisitions and related investments and transactions, which are then subject to approval by the Board of Directors. The committee also has limited authority to approve mergers and acquisitions for consideration up to a certain amount.  The current members of this committee, all of whom are independent directors, are David Kostman (chairman), Dan Falk, Rimon Ben Shaoul, Yehoshua Ehrlich and Leo Apotheker.

Employees

As of December 31, 2013, we had 3,576 employees worldwide, which represented an increase of approximately 5% from year-end 2012.

The following table sets forth the number of our full-time employees at the end of each of the last three fiscal years as well as the main category of activity and geographic location of such employees:

	At December 31,
Category of Activity	2011	2012	2013

Operations	147	110	110
Customer Support	1,204	1,291	1,393
Sales & Marketing	677	809	840
Research & Development	728	803	865
General & Administrative	373	387	368
Total	3,129	3,400	3,576

Geographic Location
Israel	1,200	1,206	1,285
Americas	1,095	1,298	1,365
Europe	564	607	631
Asia Pacific	270	289	295
Total	3,129	3,400	3,576

We also utilize temporary employees in various activities.  On average, we employed 107 temporary employees and obtained services from 794 consultants (not included in the numbers set forth above) during 2013.

Our future success will depend in part upon our ability to attract and retain highly skilled and qualified personnel.  Although competition for such personnel is generally intense, we believe that adequate personnel resources are currently available in Israel to meet our requirements.

We are not a party to any collective bargaining agreement with our employees or with any labor organization.  However, we are subject to certain labor related statutes, and to certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists’ Association of Israel) that are applicable to our Israeli employees by order of the Israeli Ministry of Labor and Welfare.  These statutes and provisions principally concern the length of the work day and the work week, minimum wages for workers, insurance for work-related accidents, determination of severance pay and other conditions of employment.  Furthermore, pursuant to such provisions, the wages of most of our Israeli employees are automatically adjusted based on changes in the Israeli consumer price index, or CPI.  The amount and frequency of these adjustments are modified from time to time.  Israeli law generally requires the payment by employers in Israel of severance pay upon the death of an employee, his retirement or upon termination of employment by the employer without due cause.  We currently fund our ongoing severance obligations in Israel by making monthly payments to approved severance funds or insurance policies.  Please see Note 2p to our Consolidated Financial Statements.  In addition, according to the National Insurance Law, Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, an organization similar to the U.S. Social Security Administration.  These contributions entitle the employees to benefits in periods of unemployment, work injury, maternity leave, disability, reserve military service and bankruptcy or winding-up of the employer.  Since January 1, 1995, such amount also includes payments for national health insurance.  The payments to the National Insurance Institute are equal to approximately 17% of an employee’s wages (up to a certain cap as determined from time to time by law), of which the employee contributes approximately 66% and the employer contributes approximately 34%.

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

Share Ownership

As of March 10, 2014, our directors and executive officers beneficially owned an aggregate of 390,158 ordinary shares, or approximately 0.65% of our outstanding ordinary shares. This figure includes 384,324 options to purchase ordinary shares and 5,834 restricted share units that were vested on such date or that are scheduled to vest within 60 days thereafter. The options have an average exercise price of $29.88 per share and expire between 2014 and 2019. The restricted share units are granted at the nominal value of the ordinary shares.  No individual director or executive officer beneficially owns 1% or more of our outstanding ordinary shares.

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

Generally, under the terms of the 2008 Plan, 25% of an Award granted becomes exercisable on the first anniversary of the date of grant and 6.25% becomes exercisable once every quarter during the subsequent three years.  Specifically with respect to restricted share units and options granted with an exercise price equal to the nominal value of an ordinary share (“par value options”), unless determined otherwise by the Board of Directors, 25% of the restricted share units and par value options granted become vested on each of the four consecutive annual anniversaries following the date of grant. Certain executive officers are entitled to acceleration of vesting of awards in the event of a change of control, subject to certain conditions. Awards with a vesting period expire six years after the date of grant. Pursuant to an amendment of the 2008 Plan approved by our Board of Directors on February 4, 2014, options that are performance-based and are granted during calendar year 2014 and thereafter shall expire seven years following the date of grant. Awards are non-transferable except by will or the laws of descent and distribution.

In December 2010, the 2008 Plan was amended to provide that options would be granted at an exercise price equal to the average of the closing prices of one American Depositary Receipts or ADR, as quoted on the NASDAQ market, during the 30 consecutive calendar days preceding the date of grant, unless determined otherwise by the administrator of the 2008 Plan (including in some cases options granted with an exercise price equal to the nominal value of an ordinary share). Prior to the amendment of the 2008 Plan that occurred in 2010, options to acquire ordinary shares were granted at an exercise price of not less than the fair market value of the ordinary shares on the date of the grant, subject to certain exceptions which could be determined by the Company's Board of Directors, including in some cases the granting of par value options.

Our Board of Directors adopted an addendum to the 2008 Plan for Awards granted to grantees who are residents of Israel (the “Addendum”).  On June 16, 2008, our Board of Directors resolved to elect the “Capital Gains Route” (as defined in Section 102(b)(2) of the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”)) for the grant of Awards to Israeli grantees, which is described below under “2003 Stock Option Plan.”  The U.S. addendum of the 2008 Plan provides only for non-qualified stock options for purposes of U.S. tax laws.

The 2008 Plan provides that the number of shares that may be subject to Awards granted under the 2008 Plan shall be an amount per calendar year, equal to 3.5% of our issued and outstanding share capital as of December 31 of the preceding calendar year.  Out of such quantity, options that are not granted in a particular calendar year will not be allocated during the next calendar years.  By setting these terms, our Board of Directors took into account the need for current employee retention and retention of future employees, including, specifically, the need to retain in certain years employees that join through acquisitions. During 2013, we granted 1,785,809 options and restricted share units under the 2008 Plan (which constituted 3.0% of our issued and outstanding share capital as of December 31, 2013).

The 2008 Plan is generally administered by our Board of Directors and compensation committee, which determines the grantees under the 2008 Plan and the number of Awards to be granted.  As of March 10, 2014, options and restricted share units to purchase 4,633,290 ordinary shares were outstanding under the 2008 Plan at a weighted average exercise price of 11.88.  On May 14, 2012, we registered, through the filing of registration statements on Form S-8 with the SEC under the Securities Act of 1933, an additional 1,000,000 ADSs, issuable to participants in the 2008 Plan.

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

Pursuant to the tax reform and in order to comply with the provisions of Section 102 of the Tax Ordinance, on January 5, 2004, our Board of Directors adopted an addendum to our share option plan with respect to options granted as of December 2, 2003, to grantees who are residents of Israel (the “Addendum”).  The Addendum does not add to nor modify our share option plan in respect of grantees that are not residents of Israel.  On December 19, 2003, the Board of Directors resolved to elect the “Capital Gains Route” (as defined in Section 102(b)(2) of the Tax Ordinance) for the grant of options to Israeli grantees.  Generally, subject to the fulfillment of the provisions of Section 102 of the Tax Ordinance, under the Capital Gains Route gains realized from the sale of shares issued upon exercise of options will mostly be taxed at a rate of only 25% and partially at the marginal income tax rate applicable to the grantee (up to 48% in 2014).  In general, all options granted to Israeli grantees, shares issued upon exercise of such options and any bonus shares issued with respect to such shares will be held in trust for the benefit of the grantee for at least a period of 24 months from the date of grant.  The options may not be released from the trust prior to the payment of the grantee’s tax liabilities.  In the event the requirements of Section 102 for the allocation of options according to the Capital Gains Route are not met, the applicable marginal income tax rates will apply.

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

The 2003 Plan is generally administered by our compensation committee, which determines the grantees under the 2003 Plan and the number of options to be granted.  As of March 10, 2014, options to purchase 15,000 ordinary shares were outstanding under the 2003 Plan at a weighted average exercise price of $26.90.

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

Our Board of Directors resolved to terminate the ESPP, effective as of January 1, 2014.

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

Generally, under the terms of the 2003 Actimize Plan, 25% of the options granted become exercisable on the first anniversary of the date of grant and 6.25% become exercisable following the lapse of every consecutive quarter thereafter during the subsequent three years.  Options generally expire ten years after the date of grant.  Options are non-transferable except upon the death of the grantee.  When applicable, the options are held by, and registered in the name of, a trustee for a period of two years after the date of grant in accordance with Section 102 of the Tax Ordinance.

As of March 10, 2014, assumed Actimize options to purchase 28,817 ordinary shares of NICE were outstanding at a weighted average exercise price of $10.04.  No additional grants are being made under this plan following the acquisition of Actimize.

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

Pursuant to the terms of the Orsus acquisition agreement, we assumed and converted the outstanding stock options and restricted share units granted by Orsus under the Orsus 2007 Plan, into stock options to purchase ordinary shares of NICE or restricted share units of NICE, pursuant to a set formula (the “Assumed Awards”).  The Assumed Awards include (i) options or restricted share units granted to certain key employees of Orsus or its subsidiaries (the “Key Employee Awards”); and (ii) retention options granted to certain employees of Orsus or its subsidiaries (the “Retention Options”).  Under the terms of the 2007 Orsus Plan and the acquisition agreement, 50% of the Key Employee Awards granted become exercisable and vest after a period of twelve months of continuous employment with NICE (or its applicable subsidiary) commencing on January 11, 2010 and the remaining 50% become exercisable following the lapse of six months thereafter.  In addition, if employment of a key employee is terminated within a limited time period and under certain circumstances, such key employee’s Options shall become vested immediately.  The Retention Options vest over a course of four years as follows: (i) 25% vest and become exercisable at the lapse of 12-month period of continuous employment with NICE (or its applicable subsidiary) commencing on January 11, 2010, and (ii) the balance thereof vests on a quarterly basis during the 36 months period thereafter, such that 6.25% vest and become exercisable at the lapse of each quarter of continuous employment with NICE (or its applicable subsidiary).  Options generally expire ten years after the date of grant and restricted share units generally expire seven years after the date of grant.  Options are non-transferable except upon the death of the grantee.  When applicable, the options are held by, and registered in the name of, a trustee for a period of two years after the date of grant in accordance with Section 102 of the Tax Ordinance.

As of March 10, 2014, assumed Orsus options to purchase 4,672 ordinary shares of NICE were outstanding under the 2007 Orsus Plan, at a weighted average exercise price of $15.55.  We have registered, through the filing of registration statements on Form S-8 with the SEC under the Securities Act of 1933, 60,000 ADRs for issuance under the 2007 Orsus Plan.

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

Pursuant to the terms of the e-Glue acquisition agreement, we assumed the outstanding stock options and restricted share units granted by e-Glue under the 2004 e-Glue Plan that did not expire upon closing of the e-Glue acquisition.  Following such assumption, the options represent rights to purchase ordinary shares of NICE or restricted share units of NICE, pursuant to a set formula (such options and restricted share units, together the “Assumed e-Glue Options”).  Some of the Assumed e-Glue Options have a three year vesting period, with a third becoming vested and exercisable one year from their date of grant and the remainder vesting and become exercisable in equal installments on an annual basis over the following two years. The remaining portion of the Assumed e-Glue Options vest as follows: 25% vest and become exercisable one year from their date of grant, and the remaining 75% vested and became exercisable on December 31, 2011. Certain Assumed e-Glue Options are subject to acceleration rights if employment is terminated within a limited time period and under certain circumstances. If the grantee ceases to be an employee or service provider of us or one of our subsidiaries, for any reason, the optionee may exercise or be entitled to the Assumed e-Glue Options to the extent they were vested and exercisable on the date of termination of employment or service, as the case may be, but only during the period ending on the earlier of (a) 10 years from the date of grant (unless sooner terminated as provided in a specific award agreement) or (b) three months after the date of termination of employment or service, as the case may be.  However, if the optionee dies or becomes disabled prior to the expiration date of his or her Assumed e-Glue Options while still in the employ or service of us or one of our subsidiaries, or during the three month period described in the preceding sentence, or in the event of the retirement of the optionee for reasons of disability (within the meaning of Section 22(e)(3) of the U.S. Internal Revenue Code, 1986), the Assumed e-Glue Options shall remain exercisable until the earlier of their expiration date in accordance with the award agreement or one year from the date of such death or retirement.  When applicable, the Assumed e-Glue Options shall be held by, and registered in the name of, a trustee, according to Section 102(b) of the Tax Ordinance.

As of March 10, 2014, Assumed e-Glue Options and restricted share unit to purchase 7,806 ordinary shares of NICE were outstanding under the 2004 e-Glue Plan.  The exercise price per share underlying the options and restricted share units is equal to the nominal value of an ordinary share.  We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act of 1933, 76,035 ADRs for issuance under the 2004 e-Glue Plan.

Fizzback Group (Holdings) Limited Employee Share Option Scheme

In July 2010, Fizzback adopted the Fizzback Group (Holdings) Limited Employee Share Option Scheme, as amended (the "Fizzback Plan"), to grant options to employees, directors and consultants, as applicable, of Fizzback. Under the Fizzback Plan, the grantees could be granted options which are deemed "qualifying options" for the purposes of the EMI Code (as that term is defined in the United Kingdom’s Income Tax (Earnings and Pensions) Act 1993) to acquire Fizzback’s ordinary shares, restricted share units and unapproved options.

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

As of March 10, 2014, assumed Fizzback options and restricted share units to purchase 21,029 ordinary shares of NICE were outstanding under the Fizzback Plan, at a weighted average exercise price of $0.49.  We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act of 1933, 165,695 ordinary shares for issuance under the Fizzback Plan.

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

As of March 10, 2014, assumed Merced options, restricted share units and restricted shares to purchase 60,309 ordinary shares of NICE were outstanding under the 2001 Merced Plan and the 2011 Merced Plan, at a weighted average exercise price of $22.62.  We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act of 1933, 343,288 ordinary shares for issuance under the 2001 Merced Plan and the 2011 Merced Plan.

Causata, Inc. 2013 Executive Share Option Scheme and 2010 Stock Plan

Causata Inc. Executive Share Option Scheme

On July 31, 2013, Causata adopted the Causata Executive Share Option Scheme (the “Causata Scheme”), to grant options to employees and directors, as applicable, of Causata. Under the Causata Scheme, the participants could be granted options which are deemed “qualifying options” for the purposes of the EMI Code to acquire Causata’s ordinary shares and unapproved options.

Pursuant to the terms of the Causata agreement and plan of merger, we assumed and converted the options originally granted under the Causata Scheme with stock options to purchase ordinary shares of NICE.

Under the Causata Scheme, the option price per share shall be determined by the Board of Directors in its sole and absolute discretion provided that such price shall not be less than the nominal value per share, or (when applicable) such price as from time to time adjusted pursuant to the Causata Scheme. If a participant ceases to be an employee or director, all options which have not become exercisable or which, having become exercisable, have not been exercised, shall lapse.

Options generally expire, inter alia, on the earliest of the following: on July 31, 2023, upon an insolvent liquidation of Causata, upon the participant being adjudged bankrupt or upon the date on which the option shall lapse in accordance with the terms of the option letter.

As of March 10, 2014, assumed Causata options to purchase 67,900 ordinary shares of NICE were outstanding under the Causata Scheme.  We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act of 1933, 131,316 ordinary shares for issuance under the Causata Scheme.

Causata Inc. 2010 Stock Plan

On October 19, 2010, Causata adopted the Causata Inc. 2010 Stock Plan, to offer an opportunity to employees, outside directors and consultants of Causata to acquire a proprietary interest in the success of Causata. Causata adopted an appendix to such plan for the grant of restricted stock units (together with the Causata Inc. 2010 Stock Plan, the “Causata Plan”). Under the Causata Plan, the grantees can be granted options to acquire Causata’s ordinary shares and restricted stock units.

Pursuant to the terms of the Causata agreement and plan of merger, we assumed and converted Causata's restricted stock units originally granted under the Causata Plan into restricted stock units of NICE to purchase ordinary shares of NICE.

Under the Causata Plan, the exercise price per share of incentive stock options granted to an employee shall be no less than 100% of the fair market value per share on the date of grant, or 110% of the fair market value if the employee was a 10% shareholder of Causata at the date of grant. The exercise price per share of non-statutory stock options shall be no less than 85% of the fair market value per share on the date of grant, or 110% of the fair market value if the person was a 10% shareholder of Causata at the date of grant, if required by applicable law and, if not so required, the exercise price per share shall be determined by the plan administrator. Notwithstanding the foregoing, options may be granted with an exercise price per share other than as required above pursuant to a merger or other corporate transaction.

Each stock option agreement shall specify the date when all or any installment of the option is to become exercisable. Options generally expire ten years after the date of grant.

Under the Causata Plan, the Board of Directors, may decide to grant restricted stock units, under certain terms and conditions, for a consideration of no more than the underlying share’s nominal value (the “Consideration”). Upon the lapse of the vesting schedule of a restricted stock unit, such restricted stock unit shall automatically vest into a share (subject to adjustments under the Causata Plan) and the grantee shall pay to Causata the Consideration. The Board of Directors, in its discretion, shall set vesting criteria or performance objectives which, depending on the extent to which they are met, will determine the number of restricted stock units that will vest, all as specified in the applicable restricted stock unit agreement.

As of March 10, 2014, assumed Causata restricted stock units to purchase 33,600 ordinary shares of NICE were outstanding under the Causata Plan.

We have registered, through the filing of a registration statement, on Form S-8 with the SEC under the Securities Act of 1933, dated September 16, 2013, 131,316 ordinary shares for issuance under the Causata Scheme and the Causata Plan.

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

Item 7.            Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares, with respect to each person known to us to be the beneficial owner of 5% or more of our outstanding ordinary shares, reported as of March 10, 2014.  None of our shareholders has any different voting rights than any other shareholder.

Name and Address	Number of Shares		Percent of Shares Beneficially Owned (1)

Psagot Investment House Ltd. 14 Ahad Ha’am Street Tel Aviv 65142, Israel	4,225,207	(2)	7.0%
___________
(1)           Based upon 59,744,646 ordinary shares issued and outstanding as of March 10, 2014.

(2)           These securities are held for members of the public through, among others, portfolio accounts managed by Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., mutual funds managed by Psagot Mutual Funds Ltd., provident funds managed by Psagot Provident Funds and Pension Ltd., and pension funds managed by Psagot Pension (Haal) Ltd., according to the following segmentation: 1,564,291ordinary shares are held by portfolio accounts managed by Psagot Securities Ltd., 1,293,987 ordinary shares are held by Psagot Exchange Traded Notes Ltd., 1,196,744 ordinary shares are held by provident funds managed by Psagot Provident Funds and Pension Ltd., and 170,186 ordinary shares are held by mutual funds managed by Psagot Mutual Funds Ltd. (of this amount, 26,400 shares may also be considered beneficially owned by Psagot Securities Ltd., but are not included in the shares beneficially owned by Psagot Securities Ltd., as indicated above).  Each of the foregoing companies is a wholly-owned subsidiary of Psagot Investment House Ltd.   This information is based upon a Schedule 13G/A filed by Psagot Investment House Ltd. with the SEC on February 18, 2014.

As of March 10, 2014, we had approximately 53 registered ADS holders of record in the United States, holding approximately 50% of our outstanding ordinary shares, as reported by The Bank of New York Mellon, the depositary for our ADSs.

As of January 23, 2014, Migdal Insurance and Financial Holdings Ltd. (“Migdal”) held 3,101,146  or 4.5%, of our ordinary shares. This information is based upon a Schedule 13G/A filed by Migdal with the SEC on February 3, 2014. These securities are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal Insurance and Financial Holdings Ltd., according to the following segmentation: 1,572,484 ordinary shares are held by Profit participating life assurance accounts; 1,094,288 ordinary shares are held by Provident funds and companies that manage provident funds and 235,787 ordinary shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 198,587 ordinary shares are beneficially held for their own account (Nostro account).

As of December 31, 2013, Massachusetts Financial Services Company (“MFS”) held 3,230,824, or 4.7%, of our ordinary shares. This information is based upon a Schedule 13G filed by MFS with the SEC on February 10, 2014.

As of May 1, 2013, DS Apex holdings Ltd. (“Apex”) held 2,436,925, or 4.01%, of our ordinary shares. This information is based upon a Schedule 13G filed by Apex with the SEC on May 16, 2013. As of April 4, 2013, Apex held 3,026,549, or 5.02%, of our ordinary shares. This information is based upon a Schedule 13G filed by Apex with the SEC on May 16, 2013.

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

See Item 18, “Financial Statements” in this annual report.

Legal Proceedings

We are not involved in any legal proceedings that we believe, individually or in the aggregate, will have a material adverse effect on our business, financial condition or results of operation, except as noted below.

Calyon Dispute

In December 2006, Calyon Corporate and Investment Bank filed a suit against us in the District Court of Tel Aviv, demanding repayment of $648,144 plus accrued interest, for a total amount of $740,395.  We had deducted this amount in January 2004 from a payment transferred in connection with our acquisition of Thales Contact Solutions ("TCS").  We had notified TCS in 2004 that we had set off such amount with respect to an overdue payment by TCS to us.  The dispute was submitted to mediation, however the mediation process failed and the proceedings were returned to the District Court of Tel Aviv.  A trial was held on September 11, 2011, and on May 6, 2012 the Court ruled in our favor, dismissing all claims filed by Calyon and ordering Calyon to pay our expenses.  On June 26, 2012, Calyon filed an appeal with Israel’s Supreme Court. A hearing took place on November 20, 2013, in which the Supreme Court ruled that we are obligated to pay Calyon an amount equal to 55% of the original amount of $648,144, plus interest. NICE paid such amount to Calyon and the case has been resolved.

Tal-Yam Dispute

On July 15, 2010, Tal-Yam Engineering Projects Management and Initiation (“Tal-Yam”) filed a suit against us in the Tel Aviv Magistrate’s Court.  The suit alleges a breach of contract due to failure to pay for services rendered to us.  Tal-Yam is seeking damages in the amount of approximately NIS 1.0 million and disclosure of certain invoices and related documentation.  NICE submitted its statement of defense on October 24, 2010.  The parties participated in mediation proceedings that were not successful. Trial hearings took place during January 2013, and summations were filed by Tal Yam on April 24, 2013 and by us on June 16, 2013.  Tal Yam filed its rejoinder summations on July 11, 2013. We are awaiting the court’s ruling, and are currently unable to evaluate the probability of a favorable or unfavorable outcome.

Jamshy Dispute

On November 24, 2013, Jamshy Software Engineering Ltd. (“Jamshy”) filed a suit against us in the Tel Aviv Magistrate’s Court. The suit alleges failure by Nice to pay Jamshy for software development services that were rendered. Jamshy is seeking damages in the amount of approximately NIS 450,000. On January 20, 2014, we filed our Statement of Defense, and on March 20, 2014, we filed a counterclaim against Jamshy, alleging a breach of contract and claiming damages in the amount of approximately NIS 1,400,000. The parties were referred to mediation proceedings by the Court, and a pre-trial hearing will be held on May 8, 2014. We are currently unable to evaluate the probability of a favorable or unfavorable outcome in this dispute.

Actimize Former Employee Dispute

On November 7, 2012, a former employee of Actimize Inc. filed a suit in the United States District Court for the Southern District of New York claiming discrimination on the basis of disability. The suit includes a claim for reinstatement as well as compensatory damages and other relief. The parties engaged in mediation, but the mediation did not result in a resolution of the case. A settlement conference was held on February 10, 2014, but no settlement was reached. We are unable to evaluate the probability of a favorable or unfavorable outcome in this dispute.

Dividends

On February 13, 2013, we announced that our Board of Directors has approved a dividend plan under which we intend to pay quarterly cash dividends to holders of our ordinary shares and ADRs subject to declaration by the Board. The initial annual dividend was $0.64 per share, or $0.16 per share quarterly, and the first quarterly dividend payment was made in the second quarter of 2013.  The total amount of dividends paid in 2013 was $0.48 per share. Under Israeli law, dividends may be paid only out of profits and other surplus (as defined in the law) as of our most recent financial statements or as accrued over a period of two years, whichever is higher, provided that there is no reasonable concern that the dividend distribution will prevent us from meeting our existing and foreseeable obligations as they come due.  Apart from these dividends, the Company has never declared or paid cash dividends on its ordinary shares. Payment of future dividends, if any, will be at the discretion of our Board of Directors and will depend on various factors, such as our statutory profits, financial condition, operating results and current and anticipated cash needs.  In the event cash dividends are declared by us, we may decide to pay such dividends in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion. For more information regarding the taxation implications of the dividend plan, see “Item 10 - Additional Information - Taxation” of this annual report.

Significant Changes

On February 4, 2014, we announced that Zeev Bregman will be retiring from his positions as President and Chief Executive Officer of our company. As approved by our Board of Directors on February 4, 2014, Mr. Barak Eilam, currently President of NICE Americas, will assume the position of Chief Executive Officer of NICE. The transition is expected to be completed by the end of April 2014.

Other than as disclosed above, there are no significant changes that occurred since December 31, 2013, except as otherwise disclosed in this annual report and in the annual consolidated financial statements included in this annual report.

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

	ADSs
	High	Low
Annual
2009	$33.42	$18.04
2010	35.20	25.10
2011	38.49	27.17
2012	40.04	29.51
2013	42.12	33.63

Quarterly

Quarterly 2012
First Quarter	$40.04	$33.66
Second Quarter	39.84	35.52
Third Quarter	37.34	29.51
Fourth Quarter	34.95	30.64

Quarterly 2013
First Quarter	$38.28	$34.02
Second Quarter	37.96	33.63
Third Quarter	42.12	36.31
Fourth Quarter	42.06	37.44

Quarterly 2014
First Quarter (through March 25)	$42.59	$37.79

Monthly
September 2013	$42.12	$37.88
October 2013	42.06	39.08
November 2013	39.40	37.44
December 2013	41.43	38.81
January 2014	42.55	38.85
February 2014	41.33	37.79
March 2014 (through March 25)	42.59	40.30

On March 25, 2014, the last reported price of our ADSs was $42.09 per ADS.

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

	Ordinary Shares
	High		Low
	NIS	$	NIS	$
Annual
2009	125.00	33.70	74.05	18.18
2010	129.70	34.66	97.20	25.08
2011	139.00	37.45	97.25	27.12
2012	150.00	38.82	117.80	30.29
2013	149.10	42.21	122.10	33.27

Quarterly 2012
First Quarter	148.90	40.08	127.70	34.00
Second Quarter	150.00	38.82	134.00	34.90
Third Quarter	145.90	37.29	119.80	30.12
Fourth Quarter	136.20	35.07	117.80	30.29

Quarterly 2013
First Quarter	144.00	38.69	124.20	33.27
Second Quarter	137.90	37.20	122.10	33.74
Third Quarter	147.80	42.05	130.50	36.76
Fourth Quarter	149.10	42.21	132.60	37.49

Quarterly 2014
First Quarter (through March 25)	148.00	42.75	133.70	37.93

Monthly
September 2013	147.80	42.05	136.90	38.41
October 2013	149.10	42.21	138.00	39.22
November 2013	138.40	39.18	132.60	37.49
December 2013	145.50	41.54	136.40	39.03
January 2014	147.90	42.39	135.50	38.68
February 2014	142.60	40.55	135.70	37.93
March 2014 (through March 25)	148.00	42.75	140.30	40.42

As of March 25, 2014, the last reported price of our ordinary shares on the TASE was NIS 146.10 (or $41.86) per share.

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

Subject to the Israeli Companies law, the Board may appoint a committee of the Board and delegate to such committee all or any of the powers of the Board, as it deems appropriate.  Under the Israeli Companies Law the Board of Directors must appoint an internal audit committee, comprised of at least three directors and including both of the outside directors.  The function of the internal audit committee is to review irregularities in the management of the Company’s business and recommend remedial measures.  The committee is also required, under the Israeli Companies Law, to approve certain related party transactions and to assess our internal audit system and the performance of our internal auditor.  Notwithstanding the foregoing, the Board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees.  The Board has appointed an internal audit committee which has three members, an audit committee which has four members, a compensation committee which has four members and a mergers and acquisitions committee which has five members.  For more information on the Company’s committees, please see Item 6, “Directors, Senior Management and Employees—Board Practices” in this annual report.

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

It is the responsibility of the audit committee to determine whether or not a transaction should be deemed an extraordinary transaction.  In addition, as a result of a recent amendment to the Israeli Companies Law, the audit committee must also establish (i) procedures for the consideration of any transaction with a controlling shareholder, even if it is not extraordinary, such as a competitive process with third parties or negotiation by independent directors, and (ii) approval requirements for controlling shareholder transactions that are not negligible.

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

In addition, under the Israeli Companies Law, a private placement of securities requires approval by the board of directors and the shareholders of the company if it will cause a person to become a controlling shareholder or if:

•	the securities issued amount to 20% or more of the company’s outstanding voting rights before the issuance;

•	some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

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

Approval of Office Holder Compensation

Under the Israeli Companies Law, we are required to adopt a compensation policy, recommended by the compensation committee, and approved by the board of directors and the shareholders, in that order, at least once every three years.  Following the recommendation of our compensation committee and approval by our Board of Directors, our shareholders approved such compensation policy at our 2013 general meeting of shareholders held on August 27, 2013.  The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter (similar to the threshold described above). In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability must comply with the company's compensation policy. Although NASDAQ rules generally require shareholder approval when an equity based compensation plan is established or materially amended, as a foreign company we follow the aforementioned requirements of the Israeli Companies Law.

In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder generally must be approved separately by the compensation committee, the Board of Directors and the shareholders of the company, in that order. The compensation terms of other officers require the approval of the compensation committee and the Board of Directors.

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

The foregoing indemnification may be procured by us (a) retroactively and (b) as a commitment in advance to indemnify an office holder, provided that, in respect of the first bullet above, such commitment shall be limited to (A) such events that in the opinion of the Board of Directors are foreseeable in light of our actual operations at the time the undertaking to indemnify is provided, and (B) to the amounts or criterion that the Board of Directors deems reasonable under the circumstances, and further provided that such events and amounts or criterion are set forth in the undertaking to indemnify, and which shall in no event exceed, in the aggregate, the greater of: (i) 25% of our shareholder’s equity at the time of the indemnification, or (ii) 25% of our shareholder’s equity at the end of fiscal year of 2010.

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

Mergers and Acquisitions

A merger of the Company shall require the approval of the holders of a majority of 75% of the voting power represented at the annual or special general meeting in person or by proxy or by written ballot, as shall be permitted, and voting thereon in accordance with the provisions of the Israeli Companies Law.  Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger.  In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite proposal for the merger has been filed by each party with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each party.

The Israeli Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder in the company.  An acquisition of shares of a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% or greater shareholder of the company and there is no existing 45% or greater shareholder in the company.  These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a 25% shareholder of the company and resulted in the acquirer becoming a 25% shareholder of the company or (iii) was from a 45% shareholder of the company and resulted in the acquirer becoming a 45% shareholder of the company.  The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders.  The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If as a result of an acquisition of shares the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares.  If as a result of a full tender offer the acquirer would own more than 95% of the outstanding shares, then all the shares that the acquirer offered to purchase will be transferred to it.  The law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of a full tender offer, but the acquirer is entitled to stipulate that tendering shareholders forfeit their appraisal rights.  If as a result of a full tender offer the acquirer would own 95% or less of the outstanding shares, then the acquirer may not acquire shares that will cause his shareholding to exceed 90% of the outstanding shares. Shareholders may request an appraisal in connection with a tender offer for a period of six months following the consummation of the tender offer, but the purchaser is entitled to stipulate as a condition of such tender offer that any tendering shareholder renounce its appraisal rights.

Material Contracts

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

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax on taxable income at the rate of 25% for the 2013 tax year and 26.5% for the 2014 tax year.  Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2014, the corporate tax rate is scheduled to remain at a rate of 26.5% for future tax years.  Israeli companies are generally subject to capital gains tax at the corporate tax rate.  However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (see below), may be considerably less.

We are permitted to measure our Israeli taxable income in U.S. dollars pursuant to regulations published by the Israeli Minister of Finance, which provide the conditions for doing so.  We believe that we meet and will continue to meet, the necessary conditions and as such, we measure our results for tax purposes based on the U.S. dollar/NIS exchange rate.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959, as amended.

We derive and expect to continue to derive significant tax benefits in Israel relating to our “Preferred Enterprise” programs, pursuant to the Law for Encouragement of Capital Investments, 1959, or the Investments Law.  To be eligible for these tax benefits, we must continue to meet certain conditions.  In the event of a failure to comply with these conditions, the benefits may be canceled and we may be required to refund the amount of the benefits, in whole or in part, including interest and certain inflation adjustments.  As of December 31, 2013 we believe that we are in compliance with all the conditions required by the law.

Income from sources other than the “Preferred Enterprises” will be taxable at regular corporate tax rates.

Benefits under the Preferred Enterprise regime include:

•
A reduced corporate tax rate for industrial enterprises, provided that more than 25% of their annual income is derived from export. In 2013, the reduced tax rate was 7% for preferred income derived from industrial facilities located in development area A and 12.5% for those located elsewhere in Israel. For the tax years 2014 and onwards, the reduced tax rate will be 9% for development area A and 16% for the rest of Israel.

•	The reduced tax rates will no longer be contingent upon making a minimum qualifying investment in productive assets.

•	A definition of “preferred income” was introduced into the Investments Law to include certain types of income that are generated by the Israeli production activity of a Preferred Enterprise.

•
A reduced dividend withholding tax rate of 15% for the tax year 2013, and 20% for the tax year 2014 and thereafter applies to dividends paid from preferred income to both Israeli and non-Israeli investors, with an exemption from such withholding tax applying to dividends paid to an Israeli company.

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

Full details regarding our Preferred Enterprises may be found in Note 13(a)(2) of our Consolidated Financial Statements.

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

Taxation of Israeli Residents

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends) or stock dividends. As of January 1, 2012, the tax rate applicable to such dividends is 25% or 30% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution.  Dividends paid from income derived from our Approved and Privileged Enterprises are subject to withholding at the rate of 15%.  Dividends paid from January 1, 2014 from income derived from our Preferred Enterprises will be subject to withholding at the rate of 20%. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

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

Sale or Other Disposition of ADSs

If a U.S. holder sells or otherwise disposes of its ADSs, gain or loss will be recognized for U.S. Federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and such holder’s adjusted tax basis in the ADSs.  Subject to the discussion below under the heading “Passive Foreign Investment Companies,” such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the holder had held the ADSs for more than one year at the time of the sale or other disposition.  Long-term capital gains realized by individual U.S. holders generally are subject to a lower marginal U.S. Federal income tax rate (currently up to 20%) than the marginal tax rate on ordinary income.  In addition to the income tax on gains discussed above, certain non-corporate U.S. holders will also be subject to the 3.8% Medicare tax on net gains as discussed below under “Medicare Tax on Unearned Income.”  Under most circumstances, any gain that a holder recognizes on the sale or other disposition of ADSs will be U.S. source for purposes of the foreign tax credit limitation and any recognized losses will be allocated against U.S. source income.

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

Medicare Tax on Unearned Income

Certain U.S. holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on all or a portion of their “net investment income,” which includes dividends and net gains from the sale or other dispositions of ADSs (other than ADSs held in a trade or business).

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

•
a U.S. holder would be required to make an annual return on IRS Form 8621 regarding distributions received and gain realized with respect to ADSs, and additionally recently promulgated regulations impose an additional annual filing requirement for U.S. holders who are shareholders of a PFIC.

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

Foreign Asset Reporting

Certain U.S. Holders who are individuals are required to report information relating to an interest in our ADSs on IRS Form 8938, subject to certain exceptions (including an exception for shares held in accounts maintained by financial institutions). U.S. Holders are encouraged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ADSs.

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

Foreign Currency Risk

We conduct our business primarily in U.S. dollars but also in the currencies of the United Kingdom, the European Union and Israel as well as other currencies.  Thus, we are exposed to foreign exchange movements, primarily in GBP, EUR and NIS.   We monitor foreign currency exposure and, from time to time, may use various instruments to preserve the value of sales transactions and commitments; however, this cannot assure our protection against risks of currency fluctuations. For more information regarding foreign currency related risks, please refer to Item 3, “Key Information—General Risks Relating to Our Business” of this annual report.  We use currency forward contracts and option contracts in order to protect against the increase in value of forecasted non-dollar currency cash flows and to hedge future anticipated payments.

As of December 31, 2013, we had outstanding currency option contracts to hedge payroll expenses, denominated in NIS, in the total amount of approximately $69.7 million. The fair value of those contracts was approximately $1.7 million.  These transactions were for a period of up to one year.

The following table details the balance sheet exposure (i.e, the difference between assets and liabilities) in our main foreign currencies, as of December 31, 2013, against the relevant functional currency.

	Functional currencies
	(In U.S. dollars in millions)
	USD	GBP	EUR	CAD	MXN	CHF	AUD	BRL	Other currencies
Foreign currencies
USD	-	15.16	3.60	3.79	1.19	1.14	0.94	(1.50)	-
GBP	13.40	-	0.78	-	-	-	-	-	-
EUR	1.72	13.73	-	-	-	-	-	-	-
CAD	4.12	-	-	-	-	-	-	-	-
AUD	3.83	-	-	-	-	-	-	-	-
MXN	1.99	-	-	-	-	-	-	-	-
CHF	0.61	-	-	-	-	-	-	-	-
JPY	(0.71)	-	-	-	-	-	-	-	-
INR	(1.09)	-	-	-	-	-	-	-	-
SGD	(1.97)	-	-	-	-	-	-	-	-
HKD	(2.39)	-	-	-	-	-	-	-	-
ILS	(21.48)	-	-	-	-	-	-	-	-
Other currencies	-	-	-	-	-	-	-	-	0.62

The table below presents the fair value of firmly committed transactions for lease obligations denominated in currencies other than the functional currency:

	New Israeli Shekel	Other currencies	Total
	(In U.S. dollars in millions)
less than 1 year	7.44	0.05	7.49
1-3 years	14.22	-	14.22
3-5 years	14.22	-	14.22
Over 5 years	27.25	-	27.25
Total	63.13	0.05	63.18

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our investment in marketable securities and deposits.  Our marketable securities portfolio consists of investment-grade corporate debentures and U.S. treasuries.  As of December 31, 2013, 84% of our portfolio was in such securities.

We invest in dollar deposits with U.S. banks, European banks, Israeli banks and money market funds.  As of December 31, 2013, 16% of our portfolio was in such deposits.  Since these investments are for short periods, interest income is sensitive to changes in interest rates.

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

The average duration of the securities portfolio, as of December 31, 2013, is 2.8 years.  The securities in our marketable securities portfolio are rated generally as A- according to Standard and Poor’s rating or A3, according to Moody’s rating.  Securities representing 8.0% of the marketable securities portfolio are rated as AAA; securities representing 26.8% of the marketable securities portfolio are rated as AA; securities representing 64.4% of the marketable securities portfolio are rated as A; and securities representing 0.8% of the marketable securities portfolio are rated below A- after being downgraded during the last two years.

The fair value of marketable securities, which are subject to risk of changes in interest rate, segregated by maturity dates:

	Amortized Cost					Estimated fair value
	Up to 1 year	1-3 years	4-5 years	6-10 years	Total	Up to 1 year	1-3 years	4-5 years	6-10 years	Total
Corporate debentures	37.27	120.15	108.06	6.95	272.43	37.51	122.31	106.66	6.70	273.18
U.S treasuries	6.32	-	-	7.01	13.33	6.38	-	-	6.37	12.75
Total	43.59	120.15	108.06	13.96	285.76	43.89	122.31	106.66	13.07	285.93

Other risks and uncertainties that could affect actual results and outcomes are described in Item 3, “Key Information—Risk Factors” in this annual report.

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

From January 1, 2013 to December 31, 2013, NICE received from the depositary $121,227.06 as reimbursement for maintenance and administrative related expenses.

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

Our management assessed our internal control over financial reporting as of December 31, 2013.  Our management based its assessment on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, our management has concluded that, as of December 31, 2013, our internal control over financial reporting is effective.

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

Item 16.         [Reserved].

Item 16A.      Audit Committee Financial Expert.

Our Board of Directors has determined that each of Dan Falk and Yocheved Dvir meets the definition of an audit committee financial expert, as defined in Item 407 of Regulation S-K, and is independent under the applicable regulations.

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

Item 16C.      Principal Accountant Fees and Services.

Fees Paid to Independent Auditors

Fees billed or expected to be billed by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, and other members of Ernst & Young Global for professional services for each of the last two fiscal years were as follows:

Services Rendered	2012 Fees	2013 Fees
Audit (1)	$686,000	$675,000
Audit-related (2)	$65,000	$79,000
Tax (3)	$609,000	$469,000
Total	$1,360,000	$1,223,000

(1)
Audit fees are for audit services for each of the years shown in this table, including fees associated with the annual audit for 2013 (including audit in accordance with section 404 of the Sarbanes-Oxley Act) and certain procedures regarding our quarterly financial results submitted on Form 6-K, consultations concerning financial accounting and various accounting issues and performance of local statutory audits.

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

Policies and Procedures

Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our external auditors, Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global.  The policy, which is designed to ensure that such services do not impair the independence of our auditors, requires pre-approval from the audit committee on an annual basis for the various audit and non-audit services that may be performed by our auditors.  If a type of service, that is to be provided by our auditors, has not received such general pre-approval, it will require specific pre-approval by our audit committee. Any proposed services exceeding pre-approved cost levels or budgeted amounts will also require specific pre-approval by our audit committee.  The policy prohibits retention of the independent auditors to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public auditors.

Item 16D.      Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.       Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

During 2013, we repurchased our ordinary shares as described in the table below.

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number (or approximately dollar value) of shares that may yet be purchased under the plans or programs
	(In U.S. dollars, except share amounts)
January 1 – January 31	122,449	35.44	122,449	91,872,450
February 1 - February 28	41,206	36.81	41,206	90,335,697
March 1 - March 31	32,177	36.70	32,177	89,174,896
April 1 - April 30	174,576	34.83	174,576	83,093,913
May 1 - May 31	106,717	36.37	106,717	79,212,532
June 1 - June 30	133,861	37.33	133,861	74,215,103
July 1 - July 31	41,983	37.29	41,983	72,649,604
August 1 - August 31	100,422	37.59	100,422	68,874,385
September 1 - September 30	330,528	39.49	330,528	55,822,249
October 1 - October 31	307,187	40.52	307,187	43,374,889
November 1 - November 30	316,998	38.31	316,998	31,229,987
December 1 - December 31	373,174	39.99	373,174	16,307,615
Total	2,081,278	38.39	2,081,278

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

On February 5, 2014, we announced that our Board of Directors authorized a program to repurchase up to $100 million of our issued and outstanding ordinary shares and ADRs. Repurchases may be made from time to time in the open market or in privately negotiated transactions and will be in accordance with applicable securities laws and regulations. The timing and amount of the repurchase transactions will be determined by management and may depend on a variety of factors, including market conditions, alternative investment opportunities and other considerations.  The program does not obligate us to acquire any particular amount of ordinary shares and ADRs and the program may be modified or discontinued at any time without prior notice.

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

4.2
NICE Systems Ltd. 2003 Stock Option Plan, as amended (filed as Exhibit 4.4 to NICE-System Ltd.’s Annual Report on Form 20-F (File No. 000-27466) filed with the SEC on April 6, 2009, and incorporated herein by reference).

4.3
NICE Systems Ltd. Amended and Restated 1999 Employee Stock Purchase Plan (filed as Exhibit 4 to NICE-System Ltd.’s Registration Statement on Form S-8 (Registration No. 333-111113) filed with the SEC on May 22, 2006, and incorporated herein by reference).

4.4
Actimize Ltd. 2003 Omnibus Stock Option and Restricted Stock Incentive Plan (filed as Exhibit 4.4 to NICE-System Ltd.’s Registration Statement on Form S-8 (Registration No. 333-145981) filed with the SEC on September 11, 2007, and incorporated herein by reference).

4.5	NICE Systems Ltd. 2008 Share Incentive Plan, as amended on February 4, 2014.
4.6
Orsus Solutions Limited 2007 Incentive Option Plan, as amended (filed as Exhibit 4.10 to NICE-Systems Ltd.’s Annual Report on Form 20-F filed with the SEC on March 31, 2010, and incorporated herein by reference).

4.7
e-Glue Software Technologies, Inc. 2004 Stock Option Plan, as amended (filed as Exhibit 4.4 to NICE-Systems Ltd.’s Registration Statement on Form S-8 (Registration No. 333-168100) filed with the SEC on July 14, 2010, and incorporated herein by reference).

4.8
Fizzback Group (Holdings) Limited Employee Share Option Scheme (filed as Exhibit 4.4 to NICE-Systems Ltd.’s Registration Statement on Form S-8 (Registration No. 333-177510) filed with the SEC on October 26, 2011, and incorporated herein by reference).

4.9
Merced Systems, Inc. 2001 Stock Plan (filed as Exhibit 4.4 to NICE-Systems Ltd.’s Registration Statement on Form S-8 (Registration No. 333-179408) filed with the SEC on February 7, 2012, and incorporated herein by reference).

4.10
Merced Systems, Inc. 2011 Stock Plan (filed as Exhibit 4.5 to NICE-Systems Ltd.’s Registration Statement on Form S-8 (Registration No. 333-179408) filed with the SEC on February 7, 2012, and incorporated herein by reference).

4.11
The Causata Inc. Executive Share Option Scheme (filed as Exhibit 4.4 to NICE-Systems Ltd.’s Registration Statement on Form S-8 (Registration No. 333-191176) filed with the SEC on September 16, 2013, and incorporated herein by reference).

4.12
Causata Inc. 2010 Stock Plan (filed as Exhibit 4.5 to NICE-Systems Ltd.’s Registration Statement on Form S-8 (Registration No. 333-191176) filed with the SEC on September 16, 2013, and incorporated herein by reference).

4.13
NICE System Ltd.’s Executives & Directors Compensation Policy (filed as Annex A in Exhibit 99.1 of NICE-System’s Ltd. Immediate Report on Form 6-K filed with the SEC on July 23, 2013 and incorporated herein by reference).

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
101
The following financial information from NICE-Systems Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2013, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2013 and 2012; (ii) Consolidated Statements of Income for the years ended December 31, 2013, 2012 and 2011; (iii) Statements of Changes in Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2013, 2012, and 2011; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012, and 2011; and (v) Notes to Consolidated Financial Statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

NICE SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of NICE Systems Ltd. ("the Company") and its subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2014 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 26, 2014	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

NICE SYSTEMS LTD.

We have audited NICE Systems Ltd.'s ("the Company") internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2013 and our report dated March 26, 2014 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 26, 2014	A Member of Ernst & Young Global

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2013	2012
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$119,545	$98,596
Short-term investments	82,826	199,955
Trade receivables (net of allowance for doubtful accounts of $ 6,206 and $ 6,374 at December 31, 2013 and 2012, respectively)	189,323	155,426
Other receivables and prepaid expenses	39,849	37,626
Inventories	13,448	13,897
Deferred tax assets	15,625	15,564

Total current assets	460,616	521,064

LONG-TERM ASSETS:
Long-term investments	240,782	146,154
Other long-term assets	33,253	28,676
Property and equipment, net	44,343	41,278
Other intangible assets, net	170,125	228,746
Goodwill	707,939	695,027

Total long-term assets	1,196,442	1,139,881

Total assets	$1,657,058	$1,660,945

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2013	2012
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$25,962	$20,553
Deferred revenues and advances from customers	144,536	150,424
Accrued expenses and other liabilities	213,693	212,452

Total current liabilities	384,191	383,429

LONG-TERM LIABILITIES:
Accrued severance pay	26,652	24,327
Deferred tax liabilities	37,841	58,341
Other long-term liabilities	3,578	3,760

Total long-term liabilities	68,071	86,428

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital-
Ordinary shares of NIS 1 par value:
Authorized: 125,000,000 shares at December 31, 2013 and 2012; Issued: 68,275,245 and 66,346,119 shares at December 31, 2013 and 2012, respectively; Outstanding: 60,096,547 and 60,248,699 shares at December 31, 2013 and 2012, respectively	17,212	16,666
Additional paid-in capital	1,112,367	1,045,733
Treasury shares at cost – 8,178,698 and 6,097,420 Ordinary shares at December 31, 2013 and 2012, respectively	(283,851)	(203,907)
Accumulated other comprehensive income	12,401	12,194
Retained earnings	346,667	320,402

Total shareholders' equity	1,204,796	1,191,088

Total liabilities and shareholders' equity	$1,657,058	$1,660,945

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2013	2012	2011
Revenues:
Products	$377,558	$369,381	$355,760
Services	571,726	509,631	438,071

Total revenues	949,284	879,012	793,831

Cost of revenues:
Products	117,833	122,917	116,256
Services	247,115	228,306	191,049

Total cost of revenues	364,948	351,223	307,305

Gross profit	584,336	527,789	486,526

Operating expenses:
Research and development, net	136,563	121,387	109,127
Selling and marketing	248,618	230,162	199,044
General and administrative	88,304	96,134	95,650
Amortization of acquired intangibles	30,571	32,590	23,677
Restructuring expenses	527	1,884	-

Total operating expenses	504,583	482,157	427,498

Operating income	79,753	45,632	59,028
Financial income and other, net	3,927	8,268	10,621

Income before taxes on income	83,680	53,900	69,649
Tax benefit (Taxes on income)	(28,405)	13,994	(12,386)

Net income	$55,275	$67,894	$57,263

Net earnings per share:
Basic	$0.92	$1.11	$0.91

Diluted	$0.89	$1.09	$0.89

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2013	2012	2011

Net income	$55,275	$67,894	$57,263
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustment	4,906	7,175	(6,944)

Available- for- sale investments:
Change in net unrealized gains (losses)	(3,503)	2,553	759
Less: reclassification adjustment for net gains included in net income	-	(1,600)	(791)

Net change (net of tax effect of ($519), $94, $137)	(3,503)	953	(32)

Cash flow hedges:
Change in unrealized gains	985	13,845	(13,466)

Less: reclassification adjustment for net gains included in net income	(2,181)	(7,884)	7,971

Net change	(1,196)	5,961	(5,495)

Total other comprehensive income (loss)	207	14,089	(12,471)

Comprehensive income	$55,482	$81,983	$44,792

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Retained earnings	Total shareholders' equity

Balance as of January 1, 2013	$16,666	$1,045,733	$(203,907)	$12,194	$320,402	$1,191,088
Issuance of shares of ESPP	6	777	-	-	-	783
Exercise of share options	523	38,395	-	-	-	38,918
Restricted shares vesting in respect of Merced acquisition	17	(17)	-	-	-	-
Stock-based compensation	-	26,307	-	-	-	26,307
Excess tax benefit from share-based payment arrangements	-	1,172	-	-	-	1,172
Treasury shares purchased	-	-	(79,944)	-	-	(79,944)
Other comprehensive income	-	-	-	207	-	207
Dividends paid ($0.48 per share)	-	-	-	-	(29,010)	(29,010)
Net income	-	-	-	-	55,275	55,275

Balance as of December 31, 2013	$17,212	$1,112,367	$(283,851)	$12,401	$346,667	$1,204,796

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Retained earnings	Total shareholders' equity

Balance as of January 1, 2012	$16,273	$988,076	$(96,318)	$(1,895)	$252,508	$1,158,644
Assumption of restricted share units and options upon acquisition	-	3,763	-	-	-	3,763
Issuance of shares of ESPP	5	594	-	-	-	599
Exercise of share options	388	29,584	-	-	-	29,972
Stock-based compensation	-	23,612	-	-	-	23,612
Excess tax benefit from share-based payment arrangements	-	104	-	-	-	104
Treasury shares purchased	-	-	(107,589)	-	-	(107,589)
Other comprehensive income	-	-	-	14,089	-	14,089
Net income	-	-	-	-	67,894	67,894

Balance as of December 31, 2012	$16,666	$1,045,733	$(203,907)	$12,194	$320,402	$1,191,088

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

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2012	2011

Cash flows from operating activities:

Net income	$55,275	$67,894	$57,263
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	91,355	95,477	66,958
Stock-based compensation	26,307	23,612	21,159
Excess tax benefit from share-based payment arrangements	(1,172)	(104)	(372)
Accrued severance pay, net	(43)	(126)	533
Amortization of premium and discount and accrued interest on marketable securities	4,234	1,178	3,238
Gain on marketable securities, net	-	(1,600)	(791)
Realized gain on sale of intangible assets	-	(1,125)	-
Deferred taxes, net	(17,275)	(24,168)	(8,775)
Changes in operating assets and liabilities:
Trade receivables, net	(34,569)	(11,863)	(20,621)
Other receivables and prepaid expenses	(2,084)	3,815	5,812
Inventories	472	500	(2,048)
Trade payables	5,057	295	(3,743)
Accrued expenses and other liabilities	1,782	9,160	22,852
Deferred revenues	(4,551)	(27,100)	12,782
Other	(513)	(206)	127

Net cash provided by operating activities	124,275	135,639	154,374

Cash flows from investing activities:

Purchase of property and equipment	(20,289)	(28,690)	(17,307)
Proceeds from sale of property and equipment	63	1,006	84
Investment in marketable securities	(145,885)	(136,897)	(202,768)
Proceeds from maturity of marketable securities	162,521	151,750	229,482
Proceeds from sale and call of marketable securities	791	43,997	147,480
Proceeds from short-term bank deposits	54,422	8	-
Investment in short-term bank deposits	(60,500)	(31,007)	-
Payments for business acquisitions, net of cash acquired	(24,191)	(164,545)	(143,377)
Capitalization of software development costs	(1,038)	(1,110)	(1,150)
Proceeds upon the realization of investment in affiliate	683	-	-
Proceeds from sale of intangible assets, net	-	1,125	-
Purchase of intangible assets	-	-	(3,000)

Net cash provided by (used in) investing activities	(33,423)	(164,363)	9,444

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2012	2011

Cash flows from financing activities:

Proceeds from issuance of shares upon exercise of options and ESPP	38,381	30,380	26,751
Purchase of treasury shares	(79,447)	(107,038)	(95,886)
Dividends paid	(29,010)	-	-
Excess tax benefit from share-based payment arrangements	1,172	104	372

Net cash used in financing activities	(68,904)	(76,554)	(68,763)

Effect of exchange rate changes on cash	(999)	(563)	(144)

Increase (decrease) in cash and cash equivalents	20,949	(105,841)	94,911
Cash and cash equivalents at the beginning of the year	98,596	204,437	109,526

Cash and cash equivalents at the end of the year	$119,545	$98,596	$204,437

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Income taxes	$43,862	$10,711	$17,560

Interest	$336	$63	$78

Non-cash activities:

Accrued liability with respect to treasury shares	$497	$551	$432

Assumption of restricted share units and options upon the acquisition of Fizzback	$-	$-	$1,230
Assumption of restricted share units and options upon the acquisition of Merced	$-	$3,763	$-

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	General:

NICE Systems Ltd. ("NICE") and subsidiaries (collectively - "the Company") is a global leader in software solutions that enable organizations to better operationalize Big Data. The Company enables organizations to take the next-best-action by understanding people through analytics of structured and unstructured data. The Company’s solutions help its customers to become more operationally efficient, customer-focused, performance and revenue driven, security aware, and compliant. The Company’s solutions are used by thousands of organizations in more than 150 countries, including 75 of the Fortune 100 companies. The Company has established leadership positions across many of its domains of activities based on comprehensive and innovative enterprise-grade solutions, a unique combination of structured and unstructured data analytics and decisioning technologies, continuous development of its product portfolio, deep domain expertise, global reach and the Company’s ability to understand its industry. The Company operates in three business areas. The Customer Interactions business serves customer- facing organizations within Business-to-Consumer enterprises across many verticals, including financial services, telecommunications, travel and healthcare. The Financial Crime & Compliance business serves financial institutions and regulatory agencies. The Security business addresses the needs of security sensitive organizations, such as banks, airports, mass transit, utilities, and public safety, law enforcement and intelligence agencies. The Company offers its solutions both in an on-premise and cloud-based model. To address growing market demand and the Company’s customers’ need for greater operational flexibility and faster implementations, the Company is continuously expanding its hosted and Software as a Service ("SaaS") offerings.

b.	Acquisitions:

1.	Acquisition of Causata:

On August 12, 2013, the Company completed the acquisition of Causata Inc. ("Causata"), a provider of real-time Big Data analytics. The Company acquired Causata for total consideration of $ 22,666 comprised of $ 21,352 in cash and $ 1,314 representing the fair value of a potential earn out based on performance milestones amounting to a maximum additional payment of $ 2,000. The acquisition will allow the Company to offer solutions which provide greater visibility into a customer’s activities on the Web and apply the insights from that data in real time, across other touch points such as the contact center. Organizations will be better positioned to enhance the customer experience, increase revenues, and achieve greater operational efficiency. These solutions are further augmented by Causata’s Web-based predictive analytics and machine learning technologies, which, when applied to terabytes of information, allow organizations to improve real-time decisioning and guidance. The Company will benefit from Causata’s real-time Hadoop-based interaction repository, real-time decisioning, dynamic customer profiles, and Web personalization.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The acquisition was accounted for by the acquisition method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of Causata. The results of the Causata operations have been included in the consolidated financial statements since August 12, 2013. The Company recorded technology, customer relationship and goodwill in amounts of $10,474, $2,001 and $8,598, respectively. Technology and customer relationship are amortized over a period of 5 years.

2.	Acquisitions in previous years:

On February 7, 2012, the Company completed the acquisition of all of the outstanding shares of Merced Systems, Inc. ("Merced"),  the leading provider of performance management solutions that drive business execution in sales and service functions.  Merced's performance management solutions help drive sales effectiveness, superior customer experience and operating efficiency across a range of vertical industries. Merced's products serve Global 2000 customers, and include advanced analytics and reporting, incentive compensation management, coaching, and other performance execution applications. Integrating Merced and the Company capabilities creates a closed-loop performance management solution. The Company acquired Merced for total consideration of $185,868 comprised of $182,105 in cash and $3,763, representing the fair value of vested options and restricted share units of NICE granted in exchange of partially vested options of Merced. In connection with this acquisition, the Company recorded net tangible liabilities, core technology, customer relationship, covenant not to compete, backlog and goodwill in the amounts of $29,314, $91,874, $32,310, $8,009, $7,390 and $75,599, respectively. Core technology, customer relationship, covenant not to compete and backlog are amortized over periods of 6, 8, 2.5 and 2 years, respectively.

On October 22, 2012, the Company completed the acquisition of RedKite Financial Markets Limited ("RedKite"). The Company acquired RedKite for total consideration of $11,601 comprised of $9,017 in cash and $2,584 representing the fair value of a potential earn out based on performance milestones amounting to a maximum additional payment of $5,750. The Company recorded technology and goodwill in amounts of $4,785 and $6,803, respectively. Technology is amortized over a period of 3 years.

In 2011, the Company completed the acquisitions of CyberTech Investments BV and Fizzback Group (Holdings) Ltd. ("Fizzback") and their subsidiaries. Total fair value of purchase consideration for the acquisitions was $ 140,341, which includes cash paid for common stock and options and restricted share units. In connection with these acquisitions, the Company recorded intangibles and goodwill in the amounts of $68,785 and $85,994, respectively.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

3.	Unaudited pro forma condensed results of operations:

The following represents the unaudited pro forma condensed results of operations for the years ended December 31, 2013 and 2012, assuming that the acquisition of Causata occurred on January 1, 2012. The pro forma information is not necessarily indicative of the results of operations that would have actually occurred had the acquisition been consummated on those dates, nor does it purport to represent the results of operations for future periods.

	Year ended December 31,
	2013	2012
	Unaudited	Unaudited

Revenues	$951,141	$880,183

Net income	$51,341	$55,498

Basic net earnings per share	$0.85	$0.91

Diluted net earnings per share	$0.83	$0.89

4.	Acquisition related costs for the years ended December 31, 2013, 2012 and 2011 amounted to $508, $2,902 and $2,925, respectively, and were included mainly in general and administrative expenses.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").

a.	Use of estimates:

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

For those subsidiaries whose functional currency has been determined to be a non-dollar currency, assets and liabilities are translated at year-end exchange rates and statement of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity.

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

Inventory write-downs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, and discontinued products and for market prices lower than cost, if any. At the point of the loss recognition, a new lower cost basis for that inventory is established. In addition, the Company records a liability for firm non-cancelable and unconditional purchase commitments with contract manufacturers for quantities in excess of the Company's future demands forecast consistent with its valuation of excess and obsolete inventory. Inventory write-downs for 2013, 2012 and 2011 were $2,089, $3,683 and $2,223, respectively, and have been included in cost of revenues.

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

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Other intangible assets, net:

Intangible assets are amortized over their estimated useful lives using the straight-line method, at the following weighted average annual rates:

%

Core technology	17
Customer relationships and distribution network	17
Capitalized software development costs (see l below)	33
Trademarks	33
Covenant not to compete	42

Acquired Intellectual Property and Research and Development ("IPR&D") is capitalized and assessed for impairment at least annually until the completion of development and afterwards is amortized over its useful life. Impairment on acquired IPR&D of $0, $0 and $1,425 was recorded for the years 2013, 2012 and 2011, respectively.

i.	Impairment of long-lived assets:

The Company's long-lived assets and identifiable intangibles that are subject to amortization are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment indicators include any significant changes in the manner of the Company’s use of the assets and significant negative industry or economic trends.

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows to the carrying amount of the asset, an impairment charge is recorded for the excess of the carrying amount over fair value. In 2013, 2012 and 2011, no impairment indicators have been identified.

j.	Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, "Intangible - Goodwill and Other," goodwill is not amortized, but rather is subject to an annual impairment test.

ASC 350 requires goodwill to be tested for impairment at the reporting unit level at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the two-step impairment test is performed. Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test.

The Company operates in three operation-based segments, which also comprise its reporting units: Customer Interactions Solutions, Security Solutions and Financial Crime and Compliance Solutions. The Company performed a qualitative assessment for the Customer Interactions Solutions and the Security Solutions reporting units during the fourth quarter of 2013 and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required.

For the Financial Crime and Compliance Solutions reporting unit, the Company elected to bypass the qualitative assessment and proceeded directly to performing the first step of the goodwill impairment test.  The Company performed the first step of the quantitative goodwill impairment test during the fourth quarter of 2013 and concluded that the fair value of the reporting unit exceeded its carrying value, and therefore, no impairment of goodwill existed and the second step of the goodwill impairment test was not required.

Fair value is determined using discounted cash flows. Significant estimates used in the fair value methodologies include estimates of future cash flows, future growth rates and the weighted average cost of capital of the reporting units. The Company performed the annual impairment tests during the fourth quarter of 2013, 2012 and 2011 and did not identify any impairment losses.

k.	Revenue recognition:

The Company generates revenues from sales of software products, services, which include support and maintenance, installation, project management, customization, consulting, training, hosting and SaaS, as well as hardware sales. The Company sells its products directly through its sales force and indirectly through a global network of distributors, system integrators and strategic partners, all of whom are considered end-users.

The basis for the Company’s software revenue recognition is substantially governed by the accounting guidance contained in ASC 985-605, "Software-Revenue Recognition." Revenues from sales of product and software licensing are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable. In transactions where a customer's contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or as the acceptance provision has lapsed.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For multiple element arrangements within the scope of software revenue recognition guidance, revenues are allocated to the different elements in the arrangement under the "residual method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with the customer, the Company defers revenue for the fair value of its undelivered elements and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement when the basic criteria in ASC 985-605 have been met. Any discount in the arrangement is allocated to the delivered element. Revenues from maintenance and professional services are recognized ratably over the contractual period and as services are performed, respectively.

For arrangements that contain both software and non-software components that function together to deliver the products' essential functionality, the Company allocates revenue to each element based on its relative selling price. In such circumstances, the accounting principles establish a hierarchy to determine the selling price to be used for allocating revenue to deliverables. The selling price for a deliverable is based on its VSOE, if available, third party evidence ("TPE"), if VSOE is not available, or best estimated selling price ("BESP"), if neither VSOE nor TPE are available. The Company establishes VSOE of selling price using the price charged for a deliverable when sold separately and, in rare instances, using the price established by management having the relevant authority. When VSOE cannot be established, the Company attempts to establish selling price of each element based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, the Company’s go-to-market strategy differs from that of its peers and the Company’s offerings contain a significant level of differentiation such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, the Company is unable to reliably determine what similar competitor products’ selling prices are on a standalone basis. Therefore, the Company is typically not able to determine TPE.  The BESP price is established considering several external and internal factors including, but not limited to, historical sales, pricing practices and geographies in which the Company offers its products. The determination of the BESP is subject to discretion.

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

The Company also generates sales from SaaS offerings which provide its customers access to certain of its software within a cloud-based IT environment that the Company manages and offers to customers on a subscription basis. Revenues for the Company's software SaaS subscription offerings are recognized ratably over the contract term commencing with the date its service is made available to customers and all other revenue recognition criteria have been satisfied.

To assess the probability of collection for revenue recognition, the Company has established a credit policy that determines the credit limit that reflects an amount that is deemed probably collectible for each customer.  These credit limits are reviewed and revised periodically on the basis of new customer financial statement information and payment performance.

For all periods presented, amounts billed to customers related to shipping and handling are classified as revenue, and the Company's respective shipping and handling costs are included in cost of sales.

The Company maintains a provision for product returns in accordance with ASC 605, "Revenue Recognition". The provision is estimated based on the Company's past experience and is deducted from revenues. Actual returns could be different from the Company’s estimates. As of December 31, 2013 and 2012, the provision for product returns amounted to $2,112 and $2,167, respectively.

Deferred revenues include advances and payments received from customers, for which revenue has not yet been recognized.

l.	Research and development expenses:

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

The Company classifies interest and penalties on income taxes (which includes uncertain tax positions) as taxes on income.

n.	Non-royalty grants:

Non-royalty bearing grants from the Government of Israel and the European Union for funding research and development projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and recorded as a deduction from research and development expenses.

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

The Company entered into forward contracts, and option contracts intended to protect against the increase in value of forecasted non-dollar currency cash flows resulting from investments in Israeli Treasury Bills and payroll expenses. The derivative instruments hedge a portion of the Company's non-dollar currency exposure. See Note 11.

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

The Company also has other liabilities for severance pay in other jurisdictions.

Severance pay expense for 2013, 2012 and 2011 amounted to $10,862, $11,164 and $12,090, respectively.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 6% of their eligible compensation, but generally not greater than $17.5 per year in the year 2013 and $16.5 per year in the years 2012 and 2011, (for certain employees over 50 years of age the maximum contribution is $23 per year in the year 2013 and $22 per year in the years 2012 and 2011) of their annual compensation to the plan through salary deferrals, subject to IRS limits. The Company matches 50% of employee contributions to the plan up to a limit of 6% of their eligible compensation. In the years 2013, 2012 and 2011, the Company recorded an expense for matching contributions in the amount of $3,985, $3,989 and $3,129, respectively.

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

The weighted average number of shares related to outstanding anti-dilutive options and restricted shares excluded from the calculations of diluted net earnings per share was 586,367, 785,821 and 1,096,069 for the years 2013, 2012 and 2011, respectively.

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

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model, which requires a number of assumptions: expected volatility is based upon actual historical stock price movements; the expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding; the risk-free interest rate is based on the yield from U.S. Federal Reserve zero-coupon bonds with an equivalent term; and the expected dividend rate (an annualized dividend yield is based on the per share dividend declared by the Company’s Board of Directors). For information on the Company's dividend payments see note 14e.

The Company measures the fair value of restricted stock based on the market value of the underlying shares at the date of grant.

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

The Company's marketable securities and foreign currency derivative contracts are classified within Level 2 (see note 3 and 11).

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, short-term bank deposits, trade receivables and trade payables, approximate their fair value due to the short-term maturities of such instruments.

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

Advertising expenses are charged to expense as incurred. Advertising expenses for the years 2013, 2012 and 2011 were $9,771, $10,214 and $7,887, respectively.

v.	Treasury shares:

The Company repurchases its ordinary shares from time to time on the open market or in other transactions and holds such shares as treasury shares. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity.

w.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC No. 220, "Comprehensive Income". Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income relate to gains and losses on hedging derivative instruments and unrealized gains and losses on available for sale marketable securities.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table shows the components of accumulated other comprehensive income, net of taxes, as of December 31, 2013:

	Year ended December 31, 2013
	Unrealized gains (losses) on marketable securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total

Beginning balance	$3,443	$2,789	$5,962	$12,194
Other comprehensive income (loss) before reclassifications	(3,503)	985	4,906	2,388
Amounts reclassified from accumulated other comprehensive income	-	(2,181)	-	(2,181)

Net current-period other comprehensive income (loss)	(3,503)	(1,196)	4,906	207
Ending balance	$(60)	$1,593	$10,868	$12,401

x.	Recently issued accounting standards

In July 2013, the FASB issued Accounting Standards Update No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss ("NOL") Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (ASU 2013-11), which provides guidance on the financial statement presentation of an unrecognized tax benefit when a NOL carryforward, a similar tax loss, or a tax credit carryforward exists. ASU 2013-11 supports the approach for companies to present an unrecognized tax benefit as a reduction of a deferred tax asset for a NOL or tax credit carryforward whenever the NOL or tax credit carryforward would be available to reduce the additional taxable income or tax due if the tax position is disallowed. This approach requires companies to assess whether to net the unrecognized tax benefit with a deferred tax asset as of the reporting date. The Company plans to adopt ASU 2013-11 in 2015 and is currently evaluating the impact to its consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	SHORT-TERM AND LONG-TERM INVESTMENTS

Short-term and long-term investments include marketable securities in the amount of $285,928 and $314,945 as of December 31, 2013 and 2012, respectively and short-term bank deposits in the amounts of $37,680 and $31,164 as of December 31, 2013 and 2012, respectively.

The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of available-for-sale marketable securities as of December 31, 2013 and 2012:

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Estimated fair value
	December 31,		December 31,		December 31,		December 31,
	2013	2012	2013	2012	2013	2012	2013	2012
Level 2:
Corporate debentures	$272,431	$190,826	$2,545	$3,787	$1,797	$60	$273,179	$194,553
U.S. Treasuries	13,331	13,227	65	276	647	60	12,749	13,443
U.S. Government agency debentures	-	375	-	-	-	-	-	375
Israeli Treasury Bills	-	106,330	-	244	-	-	-	106,574

	$285,762	$310,758	$2,610	$4,307	$2,444	$120	$285,928	$314,945

The scheduled maturities of available-for-sale marketable securities as of December 31, 2013 were as follows:

	Amortized	Estimated
	cost	fair value

Due within one year	$44,840	$45,146
Due after one year through five years	226,966	227,714
Due after six years through ten years	13,956	13,068

	$285,762	$285,928

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values as of December 31, 2013 and 2012 were as indicated in the following tables:

	December 31, 2013
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Corporate debentures	$119,043	$(1,718)	$7,767	$(79)	$126,810	$(1,797)
U.S. Treasuries	-	-	6,365	(647)	6,365	(647)

	$119,043	$(1,718)	$14,132	$(726)	$133,175	$(2,444)

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	SHORT-TERM AND LONG-TERM INVESTMENTS (Cont.)

	December 31, 2012
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Corporate debentures	$18,438	$(58)	$349	$(2)	$18,787	$(60)
U.S. Treasuries	6,954	(60)	-	-	6,954	(60)
Israeli Treasury Bills	1,783	-	-	-	1,783	-

	$27,175	$(118)	$349	$(2)	$27,524	$(120)

NOTE 4:-	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2013	2012

Government authorities	$19,367	$20,184
Interest receivable	3,630	4,019
Prepaid expenses	11,919	8,575
Other	4,933	4,848

	$39,849	$37,626

NOTE 5:-	INVENTORIES

	December 31,
	2013	2012

Raw materials	$3,677	$3,330
Work-in-progress	2,357	3,838
Finished goods	7,414	6,729

	$13,448	$13,897

NOTE 6:-	OTHER LONG-TERM ASSETS

	December 31,
	2013	2012

Severance pay fund	$24,543	$22,147
Long-term deposits	1,940	1,914
Deferred tax assets	3,875	4,615
Other investment	2,895	-

	$33,253	$28,676

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2013	2012
Cost:
Computers and peripheral equipment	$111,394	$104,883
Office furniture and equipment	12,979	16,149
Leasehold improvements	25,540	23,261

	149,913	144,293
Accumulated depreciation:
Computers and peripheral equipment	84,737	80,179
Office furniture and equipment	9,647	12,823
Leasehold improvements	11,186	10,013

	105,570	103,015

Depreciated cost	$44,343	$41,278

Depreciation expense totaled $17,863, $16,280 and $12,959 for the years 2013, 2012 and 2011, respectively.

NOTE 8:-	OTHER INTANGIBLE ASSETS, NET

a.	Definite-lived other intangible assets:

	December 31,
	2013	2012
Original amounts:
Core technology	$304,230	$290,217
Customer relationships and distribution network	197,258	193,868
Capitalized software development costs	10,171	12,518
Trademarks	14,644	14,487
Covenant not to compete	10,296	10,582

	536,599	521,672
Accumulated amortization:
Core technology	192,266	152,331
Customer relationships and distribution network	144,818	114,384
Capitalized software development costs	7,745	10,016
Trademarks	13,074	11,111
Covenant not to compete	8,571	5,084

	366,474	292,926

Other intangible assets, net	$170,125	$228,746

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	OTHER INTANGIBLE ASSETS, NET (Cont.)

b.	Amortization expense amounted to $73,492, $79,196 and $52,574 for the years 2013, 2012 and 2011, respectively.

c.	Estimated amortization expense (excluding amortization of capitalized software development costs):

For the year ended December 31,

2014	$53,673
2015	43,175
2016	32,997
2017	26,486
2018 and thereafter	11,368

$167,699

NOTE 9:-	GOODWILL

The changes in the carrying amount of goodwill allocated to reportable segments for the years ended December 31, 2013 and 2012 are as follows:

	Year ended December 31, 2013
	Customer Interactions Solutions	Security Solutions	Financial Crime and Compliance Solutions	Total

As of January 1, 2013	$368,303	$58,454	$268,270	$695,027

Acquisitions	8,598	-	-	8,598
Functional currency translation adjustments	3,299	464	551	4,314

As of December 31, 2013	$380,200	$58,918	$268,821	$707,939

	Year ended December 31, 2012
	Customer Interactions Solutions	Security Solutions	Financial Crime and Compliance Solutions	Total

As of January 1, 2012	$290,590	$57,978	$260,619	$609,187

Acquisitions	75,599	-	6,803	82,402
Functional currency translation adjustments	2,114	476	848	3,438

As of December 31, 2012	$368,303	$58,454	$268,270	$695,027

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2013	2012

Employees and payroll accruals	$71,058	$66,732
Accrued expenses	80,345	83,637
Government authorities	57,916	59,077
Other	4,374	3,006

	$213,693	$212,452

NOTE 11:-	DERIVATIVE INSTRUMENTS

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

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the line item associated with the hedged transaction in the period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item representing the ineffective portion of the derivative, if any, is recognized in financial income (expense) in the period of change.

The Company entered into option contracts to hedge a portion of anticipated New Israeli Shekel ("NIS") payroll and benefit payments. The Company also entered into forward contracts, to hedge Israeli Treasury Bills denominated in NIS. These derivative instruments are designated as cash flow hedges, as defined by ASC 815 and accordingly are measured in fair value. These transactions are effective and, as a result, gain or loss on the derivative instruments are reported as a component of accumulated other comprehensive income (loss) and reclassified as payroll expenses or finance expenses, respectively, at the time that the hedged income/expense is recorded.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	DERIVATIVE INSTRUMENTS (Cont.)

	Notional amount		Fair value
	December 31,		December 31,
	2013	2012	2013	2012
Level 2:
Option contracts to hedge payroll expenses	$69,700	$88,050	$1,722	$2,795
Forward contracts to hedge Israeli Treasury Bills	-	107,408	-	(4,107)

	$69,700	$195,458	$1,722	$(1,312)

The Company currently hedges its exposure to the variability in future cash flows for a maximum period of one year. As of December 31, 2013, the Company expects to reclassify all of its unrealized gains and losses from accumulated other comprehensive income to earnings during the next twelve months.

The fair value of the Company's outstanding derivative instruments at December 31, 2013 and 2012 is summarized below:

		Fair value of derivative instruments
		December 31,
	Balance sheet location	2013	2012
Derivative assets:
Foreign exchange option contracts		$1,722	$2,795

Derivative liabilities:
Foreign exchange forward contracts		$-	$(4,107)

Derivative assets	Other receivables and prepaid expenses	$1,722	$2,795
Derivative liabilities	Accrued expenses and other liabilities	$-	$(4,107)

The effect of derivative instruments in cash flow hedging relationship on income and other comprehensive income for the years ended December 31, 2013, 2012 and 2011 is summarized below:

	Amount of gain (loss) recognized in OCI on derivative (effective portion)
	Year ended December 31,
	2013	2012	2011
Derivatives in cash flow hedging relationship:
Foreign exchange option contracts	$(5,296)	$(2,773)	$2,929
Foreign exchange forward contracts	4,311	(11,072)	10,537

	$(985)	$(13,845)	$13,466

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	DERIVATIVE INSTRUMENTS (Cont.)

	Statements	Amount of gain (loss) reclassified from OCI into income (expenses) (effective portion)
	of income	Year ended December 31,
	line item	2013	2012	2011
Derivative in cash flow hedging relationship:
Foreign exchange option contracts	Cost of revenues and operating expenses	(6,491)	$2,667	$(1,930)
Foreign exchange forward contracts	Financial income	4,310	(10,551)	9,901

		$(2,181)	$(7,884)	$7,971

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company leases office space, office equipment and various motor vehicles under operating leases.

1.	The Company's office space and office equipment are rented under several operating leases.

Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, were as follows:

2014	$16,294
2015	14,767
2016	12,781
2017	11,610
2018	9,607
2019 and thereafter	43,278

$108,337

Rent expenses for the years 2013, 2012 and 2011 were approximately $ 18,219, $ 17,373 and $18,607, respectively.

2.	The Company leases its motor vehicles under cancelable operating lease agreements.

The minimum payment under these operating leases, upon cancellation of these lease agreements was $881 as of December 31, 2013.

Lease expenses for motor vehicles for the years 2013, 2012 and 2011 were $ 4,806, $ 4,798 and $5,707, respectively.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Other commitments:

The Company is obligated under certain agreements with its suppliers to purchase goods and, under an agreement with its manufacturing subcontractor, to purchase projected inventory and excess inventory. Non-cancelable obligations, net of provisions, as of December 31, 2013, were $2,363. These obligations are expected to be fulfilled during 2013.

The Company is also obligated under certain agreements with its suppliers to purchase licenses and hosting services. These non-cancelable obligations as of December 31, 2013, were $12,938.

c.	Legal proceedings:

1.
In December 2006, Calyon Corporate and Investment Bank ("Calyon") filed a suit against the Company in the District Court of Tel Aviv, demanding repayment of $ 648 plus accrued interest, for a total amount of $ 740. The Company deducted this amount in January 2004 from a payment transferred in connection with the acquisition of Thales Contact Solutions ("TCS"). The Company had notified TCS in 2004 that it had set off such amount with respect to an overdue payment by TCS to the Company. The dispute was submitted to mediation, however the mediation process failed and the proceedings were returned to the District Court of Tel Aviv. Trial was held on September 11, 2011, and on May 6, 2012 the Court ruled in favor of the Company, dismissing all claims filed by Calyon and ordering it to pay the Company legal expenses. On June 26, 2012, Calyon filed an appeal with Israel’s Supreme Court. A hearing took place on November 20, 2013 in which the Supreme Court ruled that the Company is obligated to pay Calyon an amount equal to 55% of the original amount of $648, plus interest. The Company paid such amount to Calyon and the case has been resolved.

2.
On July 15, 2010, Tal-Yam Engineering Projects Management and Initiation ("Tal-Yam") filed a suit against the Company in the Tel Aviv Magistrate's Court. The suit alleges a breach of contract due to failure to pay for services rendered to the Company. Tal-Yam is seeking damages in the amount of approximately NIS 1.0 million (approximately $288) and disclosure of certain invoices and related documentation. The Company submitted its statement of defense on October 24, 2010. The parties participated in mediation proceedings that were not successful. Trial hearings took place during January 2013, and summations were filed by Tal Yam on April 24, 2013 and by the Company on June 16, 2013.  Tal Yam filed its rejoinder summations on July 11, 2013. The Company is awaiting the court’s ruling and is currently unable to evaluate the probability of a favorable or unfavorable outcome.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

3.
On November 24, 2013, Jamshy Software Engineering Ltd. (“Jamshy”) filed a suit against the Company in the Tel Aviv Magistrate’s Court. The suit alleges failure by the Company to pay Jamshy for software development services that were rendered. Jamshy is seeking damages in the amount of approximately NIS 450 thousands (approximately $130). On January 20, 2014, the Company filed its Statement of Defense, and on March 20, 2014, the Company filed a counterclaim against Jamshy, alleging a breach of contract and claiming damages in the amount of approximately NIS 1.4 million (approximately $390). The parties were referred to mediation proceedings by the Court, and a pre-trial hearing will be held on May 8, 2014. The Company is currently unable to evaluate the probability of a favorable or unfavorable outcome in this dispute.

4.
On November 7, 2012, a former employee of Actimize Inc. filed a suit in the United States District Court for the Southern District of New York claiming discrimination on the basis of disability. The suit includes a claim for reinstatement as well as compensatory damages and other relief. The parties engaged in mediation, but the mediation did not result in the resolution of the case. A settlement conference was held on February 10, 2014, but no settlement was reached. The Company is unable to evaluate the probability of a favorable or unfavorable outcome in this dispute.

5.
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

Taxable income of Israeli companies is subject to tax at the rate of 24% in 2011, 25% in 2012 and 2013 and 26.5% in 2014 and future years.

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

The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the Law and regulations published thereunder. Should the Company have failed to meet such requirements, income attributable to its Approved Enterprise and Privileged Enterprise programs could be subject to the statutory Israeli corporate tax rate and the Company could be required to refund a portion of the tax benefits already received, with respect to such programs. As of December 31, 2013, management believes that the Company is in compliance with all the conditions required by the Law.

Previously, in the event of distribution of dividends from the said tax-exempt income, the amount distributed would have been subject to corporate tax at the rate ordinarily applicable to the Approved or Privileged Enterprise's income. The tax-exempt income attributable to the "Approved Enterprise" programs mentioned above could have been distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of NICE or its Israeli subsidiary. Tax-exempt income generated under the Company's Privileged Enterprise program would have been subject to taxes upon dividend distribution (which includes the repurchase of the Company's shares) or complete liquidation.

Prior to 2013, the Company did not intend to distribute any amounts of its undistributed tax exempt income as dividends as it intended to reinvest its tax-exempt income within the Company. Accordingly, no deferred income taxes were provided on income attributable to the Company's Approved or Privileged Enterprise programs as the undistributed tax exempt income was essentially permanent in duration.

In November 2012, as a temporary fiscal raising measure, an order was passed in Israel intended to encourage companies to voluntarily elect for an immediate payment of corporate tax on previously tax-exempted earnings which were earned pursuant to Approved and Privileged Enterprises ("the Order"). The Order did not require the actual distribution of these previously tax-exempted earnings.

The Order provided, for those companies which so elect before November 2013, partial Israeli tax relief calculated on a linear basis: the greater the release of the previously tax-exempted earnings, the higher the relief from corporate tax which otherwise would have applied upon an actual distribution. According to the statutory linear formula provided in the Order, the corporate income tax to be paid would vary from a 6% to a 17.5% effective tax rate.

During September 2013, the Company made the election and duly released all of its previously tax-exempted earnings related to its various Approved and Privileged Enterprise Programs.  As a result of the election and the related settlement of a routine multi-year tax audit, the Company recorded an expense of $19,200 and paid an amount of approximately $32,000. The Company has also committed to make certain investments in "industrial projects" (as defined in the Law) no later than December 31, 2017. The Company believes that this commitment has already been fulfilled during 2013 as part of its existing investment plans. Further to the election, the Company no longer has a tax liability upon future distributions of its tax-exempted earnings.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

During December 2010, the Law for Economic Policy for 2011 and 2012 (Amended Legislation) was passed, and among other things, amended the Law, ("the Amendment") effective January 1, 2011. According to the Amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire preferred income (as part of its "Preferred Enterprise"). The Company elected for the Preferred Enterprise regime to apply (the waiver is non-recourse) and is subject to the tax rates as follows: 2012 - 15%, 2013 - 12.5% and 2014 and thereafter - 16%.

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

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence. Our consolidated tax rate depends on the geographical mix of where our profits are earned. Primarily, our U.S. subsidiaries are subject to federal and state income taxes of approximately 37% and our subsidiaries in the U.K. are subject to corporation tax at a rate of approximately 23%. Neither Israeli income taxes, foreign withholding taxes nor deferred income taxes were provided in relation to undistributed earnings of the Company's foreign subsidiaries. This is because the Company has the intent and ability to reinvest these earnings indefinitely in the foreign subsidiaries and therefore those earnings are continually redeployed in those jurisdictions. As of December 31, 2013, the amount of undistributed earnings of non-Israeli subsidiaries, which is considered indefinitely reinvested, was $203,000 with a corresponding unrecognized deferred tax liability of $38,600. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

c.	Net operating loss carryforward:

As of December 31, 2013, certain subsidiaries had tax loss carry-forwards totaling approximately $118,500 which can be carried forward and offset against taxable income with expiration dates ranging from 2014 and onwards. Approximately $85,000 of these carry-forward tax losses have no expiration date. The balance expires between 2014 and 2032.

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

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2013	2012
Deferred tax assets:
Net operating losses carryforward *)	$25,683	$27,606
Share based payments	6,437	7,655
Reserves, allowances and other	14,618	9,727

Deferred tax assets before valuation allowance	46,738	44,988
Valuation allowance	(12,253)	(14,667)

Deferred tax assets	34,485	30,321

Deferred tax liabilities:
Acquired intangibles	(53,049)	(68,520)

Deferred tax liabilities, net	$(18,564)	$(38,199)

*)	Including deferred taxes on losses for US income tax purposes as of December 31, 2013 and 2012, derived from the exercise of employee stock options in the amount of $7,873 and $9,600, respectively.

	December 31,
	2013	2012

Current deferred tax assets	$15,625	$15,564
Long-term deferred tax assets	3,875	4,615
Current deferred tax liabilities	(223)	(37)
Long-term deferred tax liabilities	(37,841)	(58,341)

Deferred tax liabilities, net	$(18,564)	$(38,199)

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

e.	A reconciliation of the Company's effective tax rate to the statutory tax rate in Israel is as follows:

	Year ended December 31,
	2013	2012	2011

Income before taxes on income, as reported in the consolidated statements of income	$83,680	$53,900	$69,649

Statutory tax rate in Israel	25%	25%	24%
Approved, Privileged and Preferred Enterprise benefits *)	8.4%	(11.6)%	(12.8)%
Changes in valuation allowance	(0.9)%	(7.0)%	(0.5)%
Earnings taxed under foreign law	(9.9)%	(17.4)%	(0.4)%
Tax Settlements and other adjustments of prior year provisions	9.9%	(17.3)%	7.1%
Other	1.4%	2.3%	0.4%

Effective tax rate	33.9%	(26.0)%	17.8%

*)
The effect of the benefit resulting from the "Approved, Privileged and Preferred Enterprise" status (including the expense related to the election to release previously tax-exempted earnings under the Order described in Note 13(a)(2) above) on net earnings per ordinary share is as follows:

Basic	$(0.12)	$0.10	$0.10

Diluted	$(0.11)	$0.10	$0.10

f.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2013	2012	2011

Domestic	$68,517	$67,559	$46,858
Foreign	15,163	(13,659)	22,791

	$83,680	$53,900	$69,649

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

g.	Taxes on income are comprised as follows:

	Year ended December 31,
	2013	2012	2011

Current	$45,690	$10,250	$21,136
Deferred	(17,285)	(24,244)	(8,750)

	$28,405	$(13,994)	$12,386

Domestic	$30,900	$16,856	$5,764
Foreign	(2,495)	(30,850)	6,622

	$28,405	$(13,994)	$12,386

Of which:

	Year ended December 31,
	2013	2012	2011

Domestic Taxes
Current	$32,020	$17,933	$8,097
Deferred	(1,120)	(1,077)	(2,333)

	$30,900	$16,856	$5,764
Foreign Taxes
Current	$13,670	$(7,749)	$13,039
Deferred	(16,165)	(23,101)	(6,417)

	$(2,495)	$(30,850)	$6,622

Taxes on income	$28,405	$(13,994)	$12,386

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

h.	Uncertain tax positions:

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2013	2012

Uncertain tax positions, beginning of year	$37,965	$43,435
Increases in tax positions for prior years	4,757	-
Decreases in tax positions for prior years	-	(3,147)
Increases in tax positions for current year	3,563	6,046
Settlements	(11,864)	(7,125)
Expiry of the statute of limitations	(1,263)	(1,244)

Uncertain tax positions, end of year	$33,158	$37,965

All the Company’s unrecognized tax benefits would, if recognized, reduce the Company's annual effective tax rate. The Company has further accrued $3,864 due to interest related to uncertain tax positions as of December 31, 2013.

During 2013, prior tax years in Israel and the United Kingdom were closed by way of the expiration of the statute of limitations and settlements reached with those tax authorities through routine tax audits.  In consideration of the settlement of these aforementioned tax audits in Israel, together with the Company’s election pursuant to the Order, we recorded an expense of $19,200 and paid an amount of approximately $32,000. The Company is currently in the process of routine Israeli income tax audits for the tax years 2009 through 2012. As of December 31, 2013, the Company is still subject to further Israeli income tax audits for the tax year of 2013, to U.S. federal income tax audits for the tax years of 2010 through 2013 and to other income tax audits for the tax years of 2008 through 2013.

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

Generally, under the terms of the 2008 Plan, 25% of an Award granted becomes exercisable on the first anniversary of the date of grant and 6.25% becomes exercisable once every quarter during the subsequent three years. Specifically with respect to restricted share units and options granted with an exercise price equal to the nominal value of an ordinary share ("par value options"), unless determined otherwise by the Board of Directors, 25% of the restricted share units granted and par value options granted become vested on each of the four consecutive annual anniversaries following the date of grant. Awards with a vesting period expire six years after the date of grant. Pursuant to a resolution of the Company’s Board of Directors dated February 4, 2014, options that are performance-based and are granted during calendar year 2014 and thereafter, shall expire seven years following the date of grant. The 2008 Plan provides that the maximum number of shares that may be subject to Awards granted under the 2008 Plan shall be an amount per calendar year, equal to 3.5% of the Company's issued and outstanding share capital as of December 31 of the preceding calendar year. Such amount is reset for each calendar year.

In December 2010, the Company amended the 2008 Plan, such that options are granted at an exercise price equal to the average of the closing prices of one ordinary share, as quoted on the NASDAQ market, during the 30 consecutive calendar days preceding the date of grant, unless determined otherwise by the administrator of the 2008 Plan (including in some cases par value options). Prior to the amendment of the 2008 Plan that occurred in 2010, the options to acquire ordinary shares were granted at an exercise price of not less than the fair market value of the ordinary shares on the date of the grant, subject to certain exceptions which could be determined by the Company's Board of Directors, including in some cases par value options. Further, when the Company distributes cash dividends, the exercise price for each option outstanding, for certain employees, prior to the distribution is reduced by an amount equal to the gross amount of the dividend per share distributed, provided that the exercise price shall not be reduced below the nominal value of the ordinary shares of the Company.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

Pursuant to the terms of the acquisitions of Actimize Ltd., Orsus Solutions Ltd, e-Glue Software Technologies Inc., Fizzback, Merced and Causata, the Company assumed or replaced unvested options, Restricted Stock Awards ("RSAs") and Restricted Stock Units ("RSUs") and converted them or replaced them with NICE options, RSAs and RSUs, as applicable, based on an agreed exchange ratio. Each assumed or replaced option, RSA and RSU is subject to the same terms and conditions, including vesting, exercisability and expiration, as originally applied to any such option, RSA and RSU immediately prior to the acquisition.

The fair value of the Company's stock options granted to employees and directors for the years ended December 31, 2013, 2012 and 2011 was estimated using the following assumptions:

	2013	2012	2011

Expected volatility	27.5%-30.0%	27.8%-34.8%	34.3%-43.8%
Weighted average volatility	28.8%	29.4%	43.0%
Risk free interest rate	0.4%-0.9%	0.4%-0.5%	0.2%-1.3%
Expected dividend	0%-1.7%	0%	0%
Expected term (in years)	3.3-3.4	3.3	2.5-3.7

A summary of the Company's stock options activity and related information for the year ended December 31, 2013, is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2013	4,538,013	21.53	4.31	54,231
Granted	1,505,067
Exercised	(1,666,617)
Forfeited	(295,161)
Cancelled	(14,729)

Outstanding at December 31, 2013	4,066,573	22.37	4.46	75,598

Exercisable at December 31, 2013	1,273,420	23.10	3.12	22,742

The weighted-average grant-date fair value of options granted during the years 2013, 2012 and 2011 was $18.24, $16.09 and $17.99, respectively.

The total intrinsic value of options exercised during the years 2013, 2012 and 2011 was $24,949, $18,072 and $19,295, respectively.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

The options outstanding under the Company's stock option plans as of December 31, 2013 have been separated into ranges of exercise price as follows:

					Weighted
	Options	Weighted		Options	average
	outstanding	average	Weighted	exercisable	exercise
	as of	remaining	average	as of	price of
Ranges of	December 31,	contractual	exercise	December 31,	options
exercise price	2013	term	price	2013	exercisable
		(Years)	$		$

$0.21-0.29	1,235,151	4.91	0.29	230,731	0.29
$0.69	11,925	5.97	0.69	9,123	0.69
$2.41-2.89	1,702	1.20	2.68	1,702	2.68
$5.52-6.87	12,291	2.53	6.29	12,291	6.29
$10.92-14.60	34,865	4.37	12.97	33,465	13.00
$17.24-25.01	146,541	2.51	21.05	130,330	21.47
$26.37-39.09	2,624,098	4.37	33.15	855,778	30.42

	4,066,573	4.46	22.37	1,273,420	23.10

A summary of the Company's Restricted Stock Awards ("RSA") and the Company's Restricted Stock Units ("RSU") activities and related information for the year ended December 31, 2013, is as follows:

	Number of RSU & RSA	Weighted average exercise price *)

Outstanding at January 1, 2013	700,978	NIS	1
Issued	412,058	NIS	1
Vested	(239,031)	NIS	1
Forfeited	(90,902)	NIS	1

Outstanding at December 31, 2013	783,103	NIS	1

*)	Weighted average exercise price is NIS 1 (par value) which represents approximately $0.29.

As of December 31, 2013, there was approximately $48,890 of unrecognized compensation expense related to non-vested stock options and restricted stock awards, expected to be recognized up to four years.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2013, 2012 and 2011, was comprised as follows:

	Year ended December 31,
	2013	2012	2011

Cost of revenues	$4,741	$4,156	$2,922
Research and development, net	3,080	2,840	2,966
Selling and marketing	10,037	7,981	7,490
General and administrative	8,449	8,635	7,781

Total stock-based compensation expenses	$26,307	$23,612	$21,159

c.	Employee Stock Purchase Plan:

Eligible employees under the Employee Stock Purchase Plan ("ESPP") can have between 2% to 10% of their earnings withheld, under certain limitations, to be used to purchase ordinary shares. The price of ordinary shares purchased under the ESPP is equal to 95% of the fair market value of the ordinary shares.

Pursuant to a resolution of the Company’s Board of Directors, the Company’s Employee Stock Purchase Plan has been terminated, and is no longer in effect as of January 1, 2014.

During 2013, 2012 and 2011, employees purchased 23,478, 17,753 and 16,582 shares at average prices of $33.36, $33.73 and $33.88 per share, respectively.

d.	Treasury shares:

On February 15, 2011, November 2, 2011 and on October 31, 2012 the Company’s Board of Directors authorized a program to repurchase up to $100,000 at each time (total of $300,000) of the Company's issued and outstanding ordinary shares and ADRs. Subsequent to the balance sheet date, the Company nearly completed the repurchase of its ordinary shares and ADRs under the third program and the Board of Directors authorized a new program to repurchase up to $100,000 of the Company's issued and outstanding ordinary shares and ADRs.  Repurchases may be made from time to time in the open market or in privately negotiated transactions and will be in accordance with applicable securities laws and regulations. The timing and amount of the repurchase transactions will be determined by management and may depend on a variety of factors, including market conditions, alternative investment opportunities and other considerations. The programs do not obligate the Company to acquire any particular amount of ordinary shares and ADRs and the program may be modified or discontinued at any time without prior notice.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

e.	Dividends:

On February 13, 2013, the Company announced that the Board of Directors has approved a dividend policy under which the Company intends to pay quarterly cash dividends to holders of its ordinary shares and ADRs subject to declaration by the Board. Under Israeli law, dividends may be paid only out of total accumulated retained profits and other surplus (as defined in the law) as of the most recent financial statements or as accrued over a period of the last two years, whichever is higher, provided that there is no reasonable concern that the dividend distribution will prevent the Company from meeting its existing and foreseeable obligations as they come due.  Dividends are generally declared and paid in U.S. dollars, although the Company may pay such dividends in Israeli currency. Historically, the Company has not declared or paid cash dividends on its ordinary shares.

The initial annual dividend was $0.64 per share, or $0.16 per share quarterly, and the first quarterly dividend payment was made in the second quarter of 2013.  The total amount of dividends paid in 2013 was $0.48 per share.  Subsequent to the balance sheet date, the Company declared and paid an additional dividend of $0.16 per share in respect of the fourth quarter of 2013.

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

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	REPORTABLE SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

The following tables present the financial information of the Company's reportable segments.

	Year ended December 31, 2013
	Customer Interactions Solutions	Security Solutions	Financial Crime and Compliance solutions	Not allocated	Total

Revenues	$592,299	$193,937	$163,048	$-	$949,284

Operating income	$115,525	$25,774	$29,449	$(90,995)	$79,753

	Year ended December 31, 2012
	Customer Interactions Solutions	Security Solutions	Financial Crime and Compliance solutions	Not allocated	Total

Revenues	$565,993	$185,916	$127,103	$-	$879,012

Operating income	$112,027	$27,645	$3,200	$(97,240)	$45,632

	Year ended December 31, 2011
	Customer Interactions Solutions	Security Solutions	Financial Crime and Compliance solutions	Not allocated	Total

Revenues	$477,572	$191,852	$124,407	$-	$793,831

Operating income (loss)	$123,237	$27,164	$(6,662)	$(84,711)	$59,028

The following presents long-lived assets of December 31, 2013 and 2012, based on operational segments:

	December 31,
	2013	2012

Customer Interactions Solutions	$25,235	$24,247
Security Solutions	6,360	5,941
Financial Crime and Compliance Solutions	7,629	7,157
Non-allocated	5,119	3,933

	$44,343	$41,278

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	REPORTABLE SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

b.	Geographical information:

Total revenues from external customers on the basis of the Company's geographical areas are as follows:

	Year ended December 31,
	2013	2012	2011

Americas, principally the US	$596,663	$549,575	$499,162
EMEA *)	215,560	200,624	187,650
Israel	8,344	9,784	8,990
Asia Pacific	128,717	119,029	98,029

	$949,284	$879,012	$793,831

The following presents long-lived assets of December 31, 2013 and 2012, based on geographical segments:

	December 31,
	2013	2012

Americas, principally the US	$10,011	$8,583
EMEA *)	5,279	4,521
Israel	27,709	26,463
Asia Pacific	1,344	1,711

	$44,343	$41,278

*)	Includes Europe, the Middle East (excluding Israel) and Africa.

NOTE 16:-	SELECTED STATEMENTS OF INCOME DATA

a.	Research and development expenses, net:

	Year ended December 31,
	2013	2012	2011

Total costs	$140,935	$126,584	$113,671
Less - grants and participations	(3,334)	(4,087)	(3,394)
Less - capitalization of software development costs	(1,038)	(1,110)	(1,150)

	$136,563	$121,387	$109,127

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SELECTED STATEMENTS OF INCOME DATA (Cont.)

b.
Restructuring expense:

During 2013 and 2012, the Company initiated restructuring programs for the consolidation of facilities in order to reduce its operating costs. The Company discontinued the use of research and development and sales facilities. In connection with these restructuring programs, the Company recorded restructuring charges in 2013 and 2012 totaling $0.5 million and $1.9 million, respectively.

c.	Financial income and other, net:

	Year ended December 31,
	2013	2012	2011
Financial income:
Interest and amortization/accretion of premium/discount on marketable securities	$4,802	$4,230	$8,357
Gain on forward contracts	-	-	9,902
Realized gain on marketable securities	-	2,095	1,124
Interest	1,505	2,616	3,154
Foreign currency translation	2,664	1,717	1,725

	8,971	10,658	24,262
Financial expenses:
Realized loss on marketable securities	-	(495)	(333)
Interest	(182)	(103)	(165)
Foreign currency translation	(3,486)	(2,368)	(11,872)
Other	(1,266)	(954)	(1,109)

	(4,934)	(3,920)	(13,479)

Other income (expenses), net	(110)	1,530	(162)

	$3,927	$8,268	$10,621

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SELECTED STATEMENTS OF INCOME DATA (Cont.)

d.	Net earnings per share:

The following table sets forth the computation of basic and diluted net earnings per share:

1.	Numerator:

	Year ended December 31,
	2013	2012	2011

Net income available to ordinary shareholders	$55,275	$67,894	$57,263

2.	Denominator (in thousands):

	Year ended December 31,
	2013	2012	2011

Denominator for basic net earnings per share -
Weighted average number of shares	60,388	60,905	62,924
Effect of dilutive securities:
Add - employee stock options and RSU	1,442	1,356	1,317

Denominator for diluted net earnings per share - adjusted weighted average shares	61,830	62,261	64,241

NOTE 17:-	SUBSEQUENT EVENTS

a.
On February 4, 2014 the Company’s board of directors authorized a new program to repurchase up to $100,000 of the Company’s issued and outstanding ordinary shares and ADRs. See Note 14d for further information related to the repurchase program.

b.
In accordance with the adoption of a dividend policy announced on February 13, 2013, as described on Note 14e, the Company announced on February 5, 2014 a declaration of a cash dividend of $0.16 per share for the fourth quarter of 2013 that was paid on March 4, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NICE-SYSTEMS LTD.

By:	/s/ Zeev Bregman
Zeev Bregman
President and Chief Executive Officer

Date:  March 26, 2014