Form 20-F
period 2014-12-31
NICE SYSTEMS LTD
filed 2015-04-02
CIK 1003935

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

22 Zarchin Street, P.O. Box 690, Ra’anana 4310602, Israel

(Address of principal executive offices)

Yechiam Cohen, +972-9-7753151, yechiam.cohen@nice.com,
22 Zarchin Street, P.O. Box 690, Ra’anana 4310602, Israel
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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 59,252,342 Ordinary Shares, par value NIS 1.00 per share (which excludes 10,499,268 treasury shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☐  Yes    ☒  No

PRELIMINARY NOTE

This annual report contains historical information and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to NICE’s business, financial condition and results of operations.  The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “strategy,” “continue,” “goal” and “target” and similar expressions, as they relate to NICE or its management, are intended to identify forward-looking statements.  Such statements reflect the current beliefs, expectations and assumptions of NICE with respect to future events and are subject to risks and uncertainties.  The forward-looking statements relate to, among other things: operating results; anticipated cash flows; gross margins; adequacy of resources to fund operations; our ability to maintain our average selling prices despite the aggressive marketing and pricing strategies of our competitors; our ability to maintain and develop profitable relationships with our key distribution channels; the financial strength of our key distribution channels; and the market’s acceptance of our technologies, products and solutions.

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

In this annual report, all references to “NICE,” “we,” “us,”  “our” or the “Company”  are to NICE-Systems Ltd., a company organized under the laws of the State of Israel, and its wholly owned subsidiaries. For a list of our significant subsidiaries, please refer to page 53 of this annual report.

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

PART I

Item 1.                      Identity of Directors, Senior Management and Advisers.

Not Applicable.

Item 2.                      Offer Statistics and Expected Timetable.

Not Applicable.

Item 3.                      Key Information.

Selected Financial Data

The following selected consolidated balance sheet data as of December 31, 2013 and 2014 and the selected consolidated statements of income data for the years ended December 31, 2012, 2013 and 2014 have been derived from our audited Consolidated Financial Statements. These financial statements have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP, and audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The selected consolidated statements of income data as of December 31, 2010 and 2011 and the selected consolidated balance sheet data for the years ended December 31, 2010, 2011 and 2012 have been derived from other Consolidated Financial Statements not included in this annual report and have also been prepared in accordance with U.S. GAAP and audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and notes thereto and other financial information included elsewhere in this annual report.

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(U.S. dollars in thousands, except per share data)
OPERATING DATA:
Revenues
Products	$325,429	$355,760	$369,381	$377,558	$388,357
Services	364,022	438,071	509,631	571,726	623,282
Total revenues	689,451	793,831	879,012	949,284	1,011,639
Cost of revenues
Products	107,190	116,256	122,917	117,833	116,741
Services	161,885	191,049	228,306	247,115	258,842
Total cost of revenues	269,075	307,305	351,223	364,948	375,583
Gross profit	420,376	486,526	527,789	584,336	636,056
Operating expenses:
Research and development, net	97,083	109,127	121,387	136,563	148,560
Selling and marketing	178,407	199,044	230,162	248,618	264,207
General and administrative	76,345	95,650	96,134	88,304	85,602
Amortization of acquired intangible assets	19,489	23,677	32,590	30,571	20,310
Restructuring expenses	-	-	1,884	527	5,552

Total operating expenses	371,324	427,498	482,157	504,583	524,231
Operating income	49,052	59,028	45,632	79,753	111,825
Financial income, net	9,339	10,783	6,738	4,037	3,768
Equity in losses of affiliated company	-	-	-	-	(565)
Other income (expenses), net	(154)	(162)	1,530	(110)	(3)
Income before taxes on income	58,237	69,649	53,900	83,680	115,025
Taxes on income	9,530	12,386	(13,994)	28,405	11,950
Net income	48,707	57,263	67,894	55,275	103,075

Basic earnings per share	$0.78	$0.91	$1.11	$0.92	$1.74
Weighted average number of shares used in computing basic earnings per share (in thousands)	62,652	62,924	60,905	60,388	59,362
Diluted earnings per share	$0.76	$0.89	$1.09	$0.89	$1.69

Weighted average number of shares used in computing diluted earnings per share (in thousands)	64,132	64,241	62,261	61,830	60,895

	At December 31,
	2010	2011	2012	2013	2014

BALANCE SHEET DATA:
Working capital	$173,909	$173,543	$137,635	$76,425	$128,190
Total assets	1,534,418	1,581,836	1,660,945	1,657,058	1,642,091
Shareholders’ equity	1,160,760	1,158,644	1,191,088	1,204,796	1,213,456

Risk Factors

Risks Relating to Global Economy, Competition and Markets

Conditions and changes in the local and global economic environments may adversely affect our business and financial results.

Adverse economic conditions in markets in which we operate can harm our business. Global financial conditions during recent years have been characterized by increased volatility and several financial institutions either went into bankruptcy or had to be rescued by governmental authorities. Among these uncertainties are the financial conditions of certain governments in Europe, which may have an impact on the entire Euro zone, and the economic unrest in Russia and Eastern Europe.

 To the extent that our business suffers as a result of such unfavorable economic and market conditions, our operating results may be materially adversely affected.  In particular, enterprises may reduce spending in connection with their contact centers, financial institutions may reduce spending in relation to trading floors and operational risk management (as IT-related capital expenditures are typically lower priority in times of economic slowdowns), and our customers may prioritize other expenditures over our solutions. In addition, enterprises’ ordering and payment patterns are influenced by market conditions and could cause fluctuations in our quarterly results. If any of the above occurs, and our customers or partners significantly reduce their spending or significantly delay or fail to make payments to us, our business, results of operations, and financial condition would be materially adversely affected.

Disruption to the global economy could also result in a number of follow-on effects on our business, including a possible (i) slow-down in our business, resulting from lower customer expenditure, inability of customers to pay for products and services, insolvency of customers or insolvency of key partners and vendors, (ii) negative impact on our liquidity, financial condition and share price, which may impact our ability to raise capital in the market, obtain financing and secure other sources of funding in the future on terms favorable to us, and (iii) decreases in the value of our assets that are deemed to be other than temporary, which may result in impairment losses.

We face risks relating to our global operations.

We sell our products and solutions throughout the world and intend to continue to increase our penetration of international markets. In each of 2012, 2013 and 2014, approximately 99% of our total sales were derived from sales to customers outside of Israel. Our future results could be materially adversely affected by a variety of factors relating to international transactions, including:

●	governmental controls and regulations, including import or export license requirements, trade protection measures and changes in tariffs;

●	compliance with applicable laws and regulations in the various jurisdictions, including the Foreign Corrupt Practices Act and similar laws and regulations in other jurisdictions;

●	changes in tax laws or practices;

●	changes in foreign currency exchange rates;

●	longer payment cycles in certain countries in our geographic areas of operations; and

●	general difficulties in managing our global operations.

Changes in the political or economic environments in the countries in which we operate, particularly in emerging markets, as well as the impact of economic conditions on underlying demand for our products and services, could have a material adverse effect on our financial condition, results of operations and cash flows.

As we continue to explore the expansion of our global reach, an increasing focus of our business may be in emerging markets, including South America and in Asia and the Pacific (“APAC”). In many of these emerging markets, we may be faced with risks that are more significant than if we were to do business in developed countries, which risks include undeveloped legal systems, unstable governments and economies, and potential governmental actions affecting the flow of goods and currency. We cannot assure you that one or more of these factors will not have a material adverse effect on our international operations, business, financial condition and results of operations.

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

In recent years, some of our competitors, including some of our partners, have increased their presence through internal development, partnerships and acquisitions. To the extent that we cannot compete effectively, our market share and, therefore, results of operations, could be materially adversely affected. System integrators, as well as infrastructure vendors, that have decided and/or may decide in the future to enter our market space and compete with us by offering comprehensive solutions, could result in a substantial decline in our sales. Moreover, major enterprise software vendors, such as those from the traditional enterprise business intelligence and business analytics sector, Customer Relationship Management (or “CRM”), or infrastructure players (mostly telephony or switch vendors), may decide to enter our market space and compete with us in this emerging opportunity, either by internal development of comprehensive solutions or through acquisition of any of our existing competitors. Such competition could have a material adverse effect on our business, financial condition or results of operations.

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

Our competitors include a number of large, established manufacturers and distributors of similar products, as well as newly emerging competitors. As we expand into new markets, we are faced with new competition, which may be able to more quickly develop or adapt to new or emerging technologies, better respond to changes in customer requirements or preferences, or devote greater resources to the development, promotion, and sale of their products.

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

A portion of our strategic partners are suppliers of telecommunication infrastructure equipment. If our strategic partners decide to end the relationship and offer competing products and services, this may result in a significant reduction of sales made by such strategic partners, as well as to customers who use such partners’ infrastructure or work in their environment.

Some of our channels have made changes in their business models over the last couple of years, including the sale of branded products, which are currently based on their relationships with our competitors, as well as other sources. Such channels’ offerings of telephony solutions, including by way of bundling the products of our largest competitor, is in direct competition with our offerings, and is directed at the market also served by them and NICE together. While these channels continue to also sell and support NICE products, their focus on selling their own branded suites may continue to change the scope and nature of our relationship with them or result in the termination of such relationship, and therefore result in the displacement of NICE’s offerings. All of the above factors may have a substantial negative impact on our business and our relationship with these channels, and may result in a significant reduction of our sales.

If we are unable to develop or maintain our relationships with existing and new distributors and strategic partners, our business and financial results could be materially adversely affected.

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

In addition, the execution of our growth strategy also depends on our ability to create new alliances and enter into strategic partnerships with certain market players. Even if we are able to enter into such alliances, it may be under terms that are not favorable to us, or we may not be able to realize the benefits that are anticipated through such alliances. If we are not successful at these efforts, we may lose sales opportunities, customers and market share, which may have a material adverse effect on our business and results of operations.

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

We believe that our ability to anticipate changes in technology and industry standards and to successfully develop and introduce new, enhanced and differentiated products, on a timely basis, in each of the markets in which we operate, is a critical factor in our ability to grow our business. As a result, we expect to continue to make significant expenditures on research and development, particularly with respect to new software applications, which are continuously required in all our business areas. Moreover, in the event that we do not anticipate changes in technology or industry practices and/or fail to timely address market needs or not be able to provide the products in demand, we may lose market share and our results of operations may be materially adversely affected.

The growth of new communication channels could require substantial modification and customization of our current cross-channel products, as well as the introduction of new multi-channel products. Further, customer adoption of these new technologies may be slower than we anticipate. We cannot assure you that the market or demand for our products and solutions will be sustained or grow as rapidly as we expect (if at all), that we will successfully develop new products or introduce new applications for existing products, that such new products and applications will achieve market acceptance, or that the introduction of new products or technological developments by others will not render our products obsolete. In addition, our products must readily integrate with major third party security, telephone, front-office and back-office systems. Any changes to these third party systems could require us to redesign our products, and any such redesign might not be possible on a timely basis or achieve market acceptance. Our inability to develop products that are competitive in technology and price and responsive to customer needs could have a material adverse effect on our business, financial condition and results of operations.

Therefore, some of the factors that could have a material adverse effect on our business, financial condition and results of operations include industry-specific factors; our ability to continuously develop, introduce, deliver and support commercially viable products, solutions and technologies; the market’s rate of acceptance of the product solutions and technologies we offer; and our ability to keep pace with market and technology changes and to compete successfully.

We depend on certain infrastructure vendors’ installation base for a significant portion of our recurring sales.

We sell our products, either directly or through our other distribution channels, to customers who use infrastructure of certain vendors or operate in their environment. To the extent that certain infrastructure vendors, such as Avaya, do not allow or support the integration of our products with its infrastructure or products, or use other means to prevent us from selling our products to such customers (for example, some of our largest customers currently use Avaya for their contact center infrastructure), we may experience a reduction in sales to these customers, which is broader than such infrastructure vendors’ direct business with us. This could, of course, influence our ability to continue rendering maintenance services and other services and generate recurring sales to these customers. As a result, we may sustain loss of customers and market share, which may have a material adverse effect on our business, financial condition, or results of operation.

Unpredictable events, including natural disasters, may adversely affect our business.

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

Our recording solutions are based on a computer telephony integrated multi-channel voice recording and retrieval system. We are dependent on the success of our recording solutions to maintain profitability and sustain growth. Our recording solutions currently generate, and in recent years have generated, a large portion of our revenues, and we will continue to be dependent on the sales of our recording solutions and recurring revenues, such as maintenance services, in the next several years.  However, there can be no assurance that the recording market will continue to grow. Also, switch manufacturers, such as Avaya Inc. (“Avaya”) and Cisco Systems Inc. (“Cisco”), offer various types of recording solutions, which could result in a significant decline in sales of our recording solutions, which could also result in a decline in sales of related applications, or a significant decrease in the profit margin on such solutions, that could have a material adverse effect on our business, financial condition or results of operations.

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

Our failure to adequately adapt our offering to cloud computing and successfully compete in this market could negatively impact our future operating results.

Technological trends, such as the adoption of virtualization technologies, the need for IT efficiency and the increased demand for business agility are all contributing to the move of cloud computing into the mainstream.

As enterprise customers continue to embrace cloud computing, the way they source business solutions is changing, with growing demand for hosted and cloud-based Software-as-a-Service (or “SaaS”). Although we are adapting and evolving our delivery options to include on-premise, hosted, cloud-based SaaS, or blended-hybrid deployment offerings, we may not be successful in our ability to adapt our offerings to the cloud and we may not be able to timely and adequately meet customer needs. As a result, we may be unsuccessful at competing with vendors in the market that offer cloud-based solutions to cater for such customer needs, all of which could have an adverse effect on our business, financial condition and results of operations.

In addition, cloud computing could make it easier for new competitors to enter our markets due to the lower up-front technology costs. Such increased competition is likely to heighten the pressure to decrease pricing, and together with the above-mentioned change in business model, may negatively impact our revenues.

We are observing that there are infrastructure players and others that are introducing a “contact center as a service” cloud-based solution that includes features and functionality currently supplied by us. With the strengthening of this trend, we may be faced with a new type of competition, and in the event that we are not able to create an integrated experience for our customers in the form of an integrated suite, there could be a material adverse effect on our business, financial condition or results of operations.

Also, the business model of SaaS differs from the business model for the sale of products and services, and could, as a result, impact our booking and revenues, as the period for recognizing the revenue from such orders may spread over a greater number of fiscal quarters, which could result in a delay in revenue recognition and materially adversely affect our results of operations and our rate of growth and profitability.

The increasing prevalence of a cloud delivery model offered by us and our competitors may unfavorably impact pricing in both our on-premise enterprise software business and our cloud business, as well as overall demand for our on-premise software product and service offerings, which could reduce our revenues and profitability.

If there is no demand for our advanced software applications, it could adversely affect our business.

Providing advanced software applications and a multi-product offering has required and will continue to require, among other things, the continuous evolution of our sales force, maintenance and support offerings, manpower, research and development, and customer installation methods, as well as our route to market. The sale of advanced software applications is also subject to prolonged processes of customization, implementation and testing. Therefore, the increasing proportion of advanced software applications in our overall sales mix leads to a longer period between the time we "book" an order and the time we recognize the revenue from such orders. All of the above factors could result in a delay in revenue recognition and materially adversely affect our results of operations.

A significant portion of our business relies on software applications, however, we cannot guarantee that the pace of adoption of advance software applications by customers will meet our expectation and planning. This could mean that certain applications may not reach a critical mass in sales and revenues, which would negatively impact our results of operation, due to the high cost of developing and maintaining such advanced applications.

We depend on a small number of significant customers.

While no single customer of ours accounted for more than five percent of our aggregate revenues in 2014, we do have a small number of significant customers in each sector of our business, each of which could be material to a particular area of our business. In addition, in our Security business, there may be certain transactions that could account for at least five percent of our revenues in a particular year. Such transactions are subject to certain risks (as discussed in the immediately following risk factor "We face risks related to large projects."), which could have a material adverse effect on our revenues and operating results.

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

We have experienced in the past, and may continue to experience in the future, fluctuations in being selected for such large projects, which correspondingly may result in substantial fluctuations in our income and results of operations. In addition, there may be more fluctuations in cash collection and revenue recognition with respect to such projects.

We face risks relating to government spending and contracts with governments and governmental entities.

We sell our products and solutions to, among other customers, governments and governmental entities. Due to financial conditions, governments may significantly reduce or terminate projects, even if already budgeted, or decide to change priorities and reallocate budgets. In addition, sales to governments and governmental entities are subject to special risks, such as delays in funding, termination of contracts or sub-contracts at the convenience of the government, reduction or modification of contracts or sub-contracts in the event of changes in the government’s policies or priorities, as a result of budgetary constraints or for other reasons, collection difficulties and increased or unexpected costs resulting in losses or reduced profits under fixed price contracts. Furthermore, some of these engagements require delivery in phases, and while each phase requires particular customer acceptance, a customer may require acceptance of the complete system with a right of return of the system, regardless of any previous partial acceptance. Failure to obtain customer acceptance for the complete system, the customer’s exercise of a right of return, or, generally, an early termination for convenience, would not entitle us to reimbursement for all of our incurred contract costs or profit for work performed. Such occurrences have happened in the past, and we cannot assure you that we will not experience problems in the future in our performance of such government contracts.

In addition, the market for our Security Solutions is highly dependent on the spending cycle and scope of federal, state, local and municipal governments, as well as those of security organizations in international markets. We cannot assure you that these spending cycles will materialize as we expect and that we will be positioned to benefit from these potential opportunities.

We may not be able to successfully execute our growth strategy.

Our strategy is to continue investing in, enhancing and securing our business and operations and continuing to grow our business, both organically and through acquisitions. Investments in, among other things, new markets, products, solutions, and technologies, research and development, infrastructure and systems, geographic expansion, and additional qualified and experienced personnel, are critical to achieving our growth strategy. However, such investments and efforts may not be successful, and, even if successful, may negatively impact our short-term profitability.

Our success depends on our ability to effectively and efficiently execute our growth strategy. If we are unable to successfully execute our growth strategy and properly manage our investments and expenditures, our results of operations and stock price may be materially adversely affected.

We cannot assure you that we will be able to sustain our growth in future years. The increasing proportion of advanced software applications in our overall sales mix might not compensate for the slowing growth rates of our recording solutions and other more mature products. In addition, our new solutions might not achieve wide market acceptance, and therefore might fail to support revenue growth. The failure to successfully implement our growth strategy could affect our ability to sustain growth and could materially adversely affect our results of operations.

Our business could be materially adversely affected as a result of the risks associated with acquisitions and investments. In particular, we may not succeed in making additional acquisitions or be effective in integrating such acquisitions.

As part of our growth strategy, we have made a significant number of acquisitions over the past few years, including a total of seven acquisitions during the years 2011 through 2013 (see Item 5, “Operating and Financial Review and Prospects—Recent Acquisitions” in this annual report for a description of certain of these acquisitions), and expect to continue to make acquisitions and investments in the future. We frequently evaluate the tactical or strategic opportunity available related to complementary businesses, products or technologies. The process of integrating an acquired company’s business into our operations and/or of investing in new technologies, (1) may result in unforeseen operating difficulties and large expenditures and (2) may absorb significant management attention that would otherwise be available for the ongoing development of our business, both of which may result in the loss of key customers and/or personnel and expose us to unanticipated liabilities.

There can be no assurance that we will be successful in making additional acquisitions. In recent years, several of our competitors have also completed acquisitions of companies in our markets or in complementary markets. As a result, it may be more difficult for us to identify suitable acquisitions or investment targets or to consummate acquisitions or investments once identified on acceptable terms or at all. If we are not able to execute on our acquisition strategy, we may not be able to achieve our growth strategy, may lose market share, or may lose our leadership position in one or more of our markets.

We may also compete with others to acquire companies, and such competition may result in decreased availability of, or an increase in price for, suitable acquisition candidates. In addition, we may not be able to consummate acquisitions or investments that we have identified as crucial to the implementation of our strategy for other commercial or economic reasons. Further, we may not be able to obtain the necessary regulatory approvals, including those of competition authorities and foreign investment authorities, in countries where we seek to consummate acquisitions or make investments. For those and other reasons, we may ultimately fail to consummate an acquisition, even if we announce the intended acquisition.

In addition, in the future we may require significant financing to complete an acquisition or investment, whether through bank loans, raising of debt or otherwise. We cannot assure you that such financing options will be available to us on reasonable terms, or at all. If we are not able to obtain such necessary financing, it could have an impact on our ability consummate a substantial acquisition or investment and execute our growth strategy.  Alternatively, we may issue a significant amount of ordinary shares as consideration for an acquisition, which would have a dilutive effect on our existing shareholders.

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

In addition, if we consummate one or more significant acquisitions in which the consideration consists, in whole or in part, of ordinary shares or American Depositary Shares (“ADSs”), representing our ordinary shares, shareholders would suffer dilution of their interests in us. Due to changes in the industry and market conditions, we could also be required to realign our resources and consider restructuring or other action, which could result in an impairment of goodwill.

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

Our ability to forecast our operating results is also impacted by the fact that pricing, margins, and other deal terms may vary substantially from transaction to transaction, especially across business lines.

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

We depend on our ability to recruit and retain key personnel.

In order to compete, we must recruit and retain executives and other key employees. Hiring and retaining qualified executives and other key employees is critical to our business, and competition for highly qualified and experienced managers in our industry is intense. In 2014, Zeevi Bregman, our former CEO, retired, and Mr. Barak Eilam assumed this role.  In February 2015, we announced that Ms. Dafna Gruber, our CFO, will be retiring from her position, and be replaced by Ms. Sarit Sagiv following a transition period. There is no guarantee that additional key management members will not leave the Company, or if they do, that we will be able to identify and hire qualified replacements, or that the transition of new personnel will not cause disruption in our business.

In addition, due to our growth, or as a result of regular recruitment, we will be required to hire and integrate new employees. Recruiting and retaining qualified engineers and computer programmers to perform research and development and to commercialize our products, as well as qualified personnel to market and sell those products, are critical to our success.  As of December 31, 2014, approximately 24% of our employees were devoted to research and product development and approximately 23% were devoted to marketing and sales.  There can be no assurance that we will be able to successfully recruit and integrate new employees.

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

We integrate and utilize various third party software products as components of our products and solutions to enhance their functionality.  Our business could be disrupted if functional versions of these software products were either no longer available to us or no longer made available to us on commercially reasonable terms.  In addition, some of our third party vendors use proprietary technology and software code that could require significant redesign of our products in the case of a change in vendor. If we lost the right to use such third party software, we would be required to spend additional capital to either redesign our software to function with alternate third party software or develop these components ourselves.  As a result, we might be forced to limit the features available in our current or future products and solutions offerings and the commercial release of our products and solutions could be delayed.

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

Undetected errors or malfunctions in our products or solutions could directly impair our financial results and we could face potential product liability claims against us.

Our software products are highly complex.  Despite extensive testing by us and by our clients, our products may include errors, failures, bugs or other weaknesses.  Such errors, failures, bugs or other weaknesses in products released by us could result in product returns, loss of or delay in market acceptance of our products, loss of competitive position, or claims by clients or others, which would seriously harm our revenues, financial condition and results of operations.  Correcting and repairing such errors, failures or bugs could also require significant expenditures of our capital and other resources and could cause interruptions, delays or cessation of our product licensing.

In addition, the identification of errors in our software applications or the detection of bugs by our clients may damage our reputation in the market as well as our relationships with existing clients, which may result in our inability to attract or retain clients.

Further, since our products are used for, among other things, compliance recording and operational risk management functions that are often critical to our clients and must adhere to certain rules and regulations, we are potentially subject to product liability claims.  In particular, some of our customers, including financial institutions, may suffer significant damages as a result of a failure of our solutions to perform their functions.  Although we attempt to limit any potential exposure through quality assurance programs, insurance and contractual terms, we cannot assure you that we will be able to eliminate or successfully limit our liability for any failure of our solutions.  Any product liability insurance we carry may not be sufficient to cover our losses resulting from any such product liability claims.  The successful assertion of one or more large product liability claims against us could have a material adverse effect on our results of operations and financial condition.

Risks Relating to Our Finances

We face foreign exchange currency risks.

We are impacted by exchange rate fluctuations. We experience  risks from fluctuations in the value of the NIS, EUR, GBP and other currencies compared to the dollar, the functional currency in our financial statements. A significant portion of the expenses associated with our Israeli operations, including personnel and facilities related expenses, are incurred in NIS, whereas most of our business and revenues are generated in dollars, and to a lesser extent, in GBP, EUR and other currencies. If the value of the dollar decreases against the NIS, our earnings may be negatively impacted. In addition, a significant portion of the expenses associated with our European operations are incurred in GBP and EUR. As a result, we may experience increase in the costs of our operations, as expressed in dollars, which could adversely impact our earnings.

We monitor foreign currency exposure and may use various instruments to preserve the value of sales transactions, expenses and commitments; however, this cannot assure our full protection against risks of currency fluctuations that could affect our financial results. As part of our efforts to mitigate these risks, we use foreign currency hedging mechanisms, which provide protection against risk, but may entail a loss of opportunity for favorable gain. Therefore, we may be unable to benefit from a favorable gain that may result from such currency fluctuations. For information on the market risks relating to foreign exchange, please see Item 11, “Quantitative and Qualitative Disclosures about Market Risk” in this annual report.

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

In recent years we have seen changes in tax laws resulting in an increase in applicable tax rates, in part stemming from public pressure to increase tax liabilities of corporations and to limit the ability to gain from strategic tax planning, with a focus on international corporations. Such legislative changes in one or more jurisdictions in which we operate may have implications on our tax liability and have a material adverse effect on our results of operations and financial condition. In Israel specifically, we have experienced in recent years an increase in corporate tax rate, as well as reduction in favorable tax treatment, which has resulted in an increase in our effective tax rate. Such trend, which is partly attributable to political and public pressure, may continue and may results in a higher effective tax rate, which will negatively impact our results of operation.

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

Risks Relating to Regulatory Environment, Intellectual Property and Data Protection

We may face risks relating to inadequate intellectual property protection and liability resulting from infringement by our products or solutions of third party proprietary rights.

Our success is dependent, to a significant extent, upon our proprietary technology.  We currently hold 150 U.S. patents and 63 patents issued in additional countries covering substantially the same technology as the U.S. patents.  We have over 89 patent applications pending in the United States and other countries.  We rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure and non-competition agreements, as well as third party licenses to establish and protect the technology used in our systems.  However, we cannot assure you that such measures will be adequate to protect our proprietary technology, that competitors will not develop products with features based upon, or otherwise similar to our systems, that third party licenses will be available to us or that we will prevail in any proceeding instituted by us in order to enjoin competitors from selling similar products.  In most of the areas in which we operate, third parties also have patents which could be found applicable to our technology and products. Such third parties may include competitors, as well as large companies, which invest millions of dollars in their patent portfolios, regardless of their actual field of business. Although we believe that our products and solutions do not infringe upon the proprietary rights of third parties, we cannot assure you that one or more third parties will not make a contrary claim or that we will be successful in defending such claim.

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

We face risks relating to our use of certain “open source” software tools.

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

Our business, results of operations and financial condition could be materially adversely affected if laws, regulations or standards relating to our business and products, us or our employees (including labor laws and regulations) are newly implemented or changed.  Among these laws and regulations, we are seeing requirements in the United States, Europe and other territories in relation to, data privacy and protection, anti-bribery and anti-corruption, import and export, labor, tax and environmental and social issues (such as in relation to use of hazardous substances, disposal of waste and use of conflict minerals). While we make every effort to comply with such requirements, we cannot assure you that we will be fully successful in our efforts, and that our business will not be harmed. Failure to comply with applicable laws and regulations could results in fines, damages, civil liability and criminal sanctions against us, our officers and our employees, prohibitions on the conduct of our business and damage to our reputation.

We are seeing a global trend for adoption and enforcement of privacy and information security legislation and procedures. Regulations or interpretive positions may be enforced specifically with respect to the use of SaaS and hosting services and other outsourced services. Adoption of such legislation and regulations may require that we invest in the modification of our solutions to comply with such legislation and regulations, cause a reduction in the use of our solutions and services or subject us or our customers to liability resulting from a breach of such regulations.  If we are unable to comply with these specific requirements or guidelines, or privacy and information security legislation in general, it could materially adversely affect our business and results of operations.

The occurrence of privacy or information security breaches (or the belief that any such breach has occurred) in the operation of our business or by third parties using our products and solutions could harm our business, financial condition and operating results.  Some of our customers use our products to compile and analyze highly sensitive or confidential information.  We may come into contact with such information or data when we perform service or maintenance functions for our customers.  While we have internal policies and procedures for employees in connection with performing these functions, the perception or fact that any of our employees has improperly handled sensitive information of a customer or a customer’s end user or consumer could negatively impact our business.  If, in handling this information, we fail to comply with privacy legislation or procedures, we could incur civil liability to government agencies, customers and individuals whose privacy was compromised.

In addition, our revenues would be harmed if we fail to adapt our products and services to changes in rules and regulations applicable to the business of certain of our clients, such as securities trading, broker sales compliance and anti-money laundering laws and regulations, which could have an impact on their need for our products and services.  There are growing compliance and regulatory initiatives and changes for corporations and public organizations around the world that are driven by events and concerns such as accounting scandals, security threats and economic conditions.

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

In certain industries in which we operate, there may be regulations or guidelines for use of SaaS and hosting services that mandate specific controls or require enterprises to obtain certain approvals prior to outsourcing certain functions. In addition, we may be limited in our ability to transfer or outsource business to certain jurisdictions, and may be limited in our ability to undertake development activity in certain jurisdictions, which may impede on our efficiency and adversely affect our business results of operations.

If we fail to prevent information security breaches, our operations, financial condition and reputation may be harmed.

We may hold or have access to sensitive and personal information as a result of the use of our solutions, including our SaaS and hosting services, which could be the target of hackers and other criminals who wish to gain access to such information. The occurrence of information security breaches (or the belief that any such breach has occurred) in the internal and external operation of our business or by third parties using our products and solutions could harm our business, financial condition and operating results. Cyber security attacks are becoming increasingly sophisticated and in many cases may not be identified until a security breach actually occurs. If we fail to recognize and deal with such security attacks and threats and to update our products and solutions and prevent such threatened attacks in real time to protect our customers’ or other parties’ sensitive information, whether retained in our systems or by our customers using our products, our business and reputation will be harmed.

Third parties may attempt to breach our security measures or inappropriately take advantage of our solutions, including our SaaS and hosting services, through computer viruses, electronic break-ins and other disruptions.  If successful, confidential information, including passwords, financial information, or other personal information, including information of our customers, partners and vendors, may be improperly obtained by others and we may be subject to lawsuits and other liability.  Any internal or external security breaches could harm our reputation and even the perception of security risks, whether or not valid, could inhibit market acceptance of our products and services.

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

We derive and expect to continue to derive significant benefits from various programs including Israeli tax benefits relating to our “Preferred Enterprise” programs and certain grants from the Office of the Chief Scientist of the Ministry of Economy, (or “OCS”), for research and development.

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

Item 4.                      Information on the Company.

About NICE

NICE Systems is a global leading software company enabling enterprises and security-sensitive organizations to address three main aspects of people’s lives: preventing financial crimes and fraud, ensuring security and public safety and providing perfect customer experiences.

We allow organizations to work smarter by unleashing the power of data. We do this by capturing vast amounts of various types of data (e.g., structured and unstructured, interactions, and transactions) from multiple sources (e.g., communication channels, operational systems, and more), and acting upon it through analysis that provides insight and decisioning in real time.

Our solutions capture interactions and transactions from multiple sources, including telephones, CCTV video feed, emergency services radio communications, emails, chat, social media, and more. They provide valuable insight about the business or security situation by applying real-time, cross-channel analytics to predict customer behavior, criminals and terrorists intentions and potential fraudsters, to enable proactive response for real-time impact.

NICE’s key assets are:

-	Our advanced technologies and core competencies around data capture and advanced analytics that were developed organically and through multiple acquisitions.
-	Our products, solutions and domain expertise in our areas of operation allow us to have strong partnerships with our customers worldwide.
-
Our customer base.  Today, more than 25,000 organizations in over 150 countries, including over 85 of the Fortune 100 companies are using NICE solutions. Such organizations span all major industries, including banking, telecommunications, insurance, retailers, travel and more.

We have established a leadership position in many of our areas of operation through comprehensive and innovative enterprise-grade solutions and technologies, continuous development of our product portfolio, deep domain expertise, global reach, and agile response to changes in our industry.

History and Development of the Company

Our company was founded on September 28, 1986, as NICE Neptun Intelligent Computer Engineering Ltd., and on October 14, 1991 was renamed NICE-Systems Ltd, which is still our legal and commercial name. NICE is a company limited by shares organized under the laws of the State of Israel.  Our headquarters are located at 22 Zarchin Street, P.O. Box 690, Ra’anana 4310602, Israel (Tel. +972-9-775-3151). In the United States, our subsidiary, NICE Systems Inc., is located at 461 From Road, Paramus, New Jersey 07652.

In the last three fiscal years, our principal capital expenditures have involved the acquisition of other businesses and the repurchase of our outstanding ordinary shares and ADRs.  For information regarding our acquisitions and ordinary share repurchases, please see Item 5, “Operating and Financial Review and Prospects—Recent Acquisitions,” and “Liquidity and Capital Resources” in this annual report.  For additional information regarding our ordinary share repurchases, please also see Item 16E, “Purchases of Equity Securities by the Issuer and Affiliated Purchasers” in this Annual Report.

For a breakdown of total revenues by products and services and by geographic markets for each of the last three years, please see Item 5, “Operating and Financial Review and Prospects – Results of Operation”, in this annual report.

Business Overview

NICE is an industry leader in three main business areas: customer interactions, preventing financial crimes and fraud and security and public safety.

Customer Interactions

NICE is a global leader in Customer Interactions Solutions. Our portfolio of solutions serves thousands of organizations worldwide, transforming the way they engage with their customers across communication channels and touch points.

Our solutions are implemented by contact centers of all sizes, retail branches, and back office operations, and span multiple industries, including: communications, banking, insurance, health care, outsourcing, utilities, travel, and entertainment.

NICE helps organizations know their customers better, take the next-best-action in real time, and engage employees to continuously improve performance. By doing so, we enable businesses to deliver the effortless, consistent and personalized experience that customers expect, as well as improve operational efficiency, enhance regulatory compliance and increase revenues.

Financial Crime and Compliance

Fraud prevention, anti-money laundering (AML), and compliance officers need risk management solutions that help them keep pace with the changing threat landscape and adapt to evolving business and regulatory requirements. NICE Financial Crime and Compliance solutions provide proven capabilities for real-time and cross-channel fraud prevention, anti-money laundering, brokerage compliance and enterprise-wide case management. With this complete set of best-in-class packaged solutions, financial institutions can tighten risk controls, lower operational and IT costs, enhance investigation efficiency, and improve customer satisfaction.

We serve hundreds of customers, including some of the world’s top financial institutions and regulatory authorities, who turn to our solutions for their mission-critical needs. Our Financial Crime and Compliance solutions monitor millions of financial transactions daily, enabling clients to mitigate the risk of financial crime, improve compliance and reduce operational costs.

Security

NICE Security solutions help organizations capture, analyze and leverage Big Data to anticipate, manage and mitigate security and safety risks, improve operations, and ensure the safety of the general public. The NICE security, intelligence and cyber offerings correlate structured and unstructured data from multiple sensors and channels, detect irregular patterns, and recognize trends. These capabilities provide the valuable insights that enable enterprises and government agencies to take the best action at the right time.

We are a leading provider of Public Safety and Physical Security solutions, which include: Physical Security Information Management (“PSIM”) and Situation Management; video surveillance and analytics. With our combination of physical security, public safety and intelligence solutions, we are able to provide innovative modular solutions to meet specific customer needs.

NICE Security Solutions have been deployed to help secure a broad range of organizations and events. These have included banks, utility companies, airports, seaports, city centers, transportation systems, and major tourist attractions, as well as sporting events and diplomatic meetings.

Industry Trends

Following are the key trends that are driving demand for our solutions:

Increased Focus on Improving Customer Experience.

•
Paradigm shift in consumer traits requires a consistent and coherent experience across all touch points. Consumer behavior is significantly changing in terms of expectations and interactions with service providers. Consumers demand perfect experiences that are memorable and meaningful. The definition of a perfect experience has evolved to become consistent, coherent, personalized and in context, and adhere to consumers’ need for instant gratification and lack of lenience to service failures. At the same time, consumers are using multiple channels and traverse channels depending on their task, location, time-of-day or even progress in a certain process. They view all channels as one company and expect the company to view them as one person and a consistent, continuous in context experience.

•
Organizations look at big data technologies to analyze wealth of information on their consumers, derive business insights, and act in real-time. Structured and unstructured data, from millions of multi-channel voice and text interactions, open up a world of insight into customers’ preferences and needs. Utilizing innovative big data technologies allows service providers to break down the artificial barriers and see across multiple interaction touch points, channels and time to build a coherent view of every individual customer’s intent. Service providers can then elevate from glimpses of interaction to a meaningful understanding of the behavior and identify a customer’s underlying concerns in real time which is then translated into action - providing the best solution and accurate response.

•
The use of cloud technologies and cloud-based services is becoming increasingly common. Alongside workforce and business applications that are being offered in SaaS models, infrastructure services such as computing power and storage space are now also being offered on demand, with cloud providers offering their customers a myriad of applications and infrastructure packages.  Service providers are also utilizing cloud technologies to reduce hardware costs and improve IT staff productivity. Recent service provider acquisitions of cloud service companies and the growing number of cloud service propositions to small and medium businesses and enterprise segments indicate the strategic importance of cloud within our industry.

An Ever-Growing Need to Safeguard People and Assets.

•
Proliferation of communication channels.  Advancement in communication channels and technologies, the interception of communication for law enforcement agencies (“LEAs”), and intelligence organizations has also become complex. The new form of electronic communication, increasing data volumes, encryption of communications and proliferation of services offered are driving communication service providers and LEAs and intelligence organizations to look for advanced lawful interception (“LI”) solutions. Another driving factor is that criminals and terrorist have also changed their means of communication and possess advanced technological expertise. To combat such activities, the advancement in LI solutions is much more needed.

•
Exponential growth in physical security devices.  Driven by increased urbanization in both developed and developing countries and increased need for ensuring safety and security, which is driving large-scale “safe city” projects. The number and variety of physical security sensors is growing substantially, with public and private organizations deploying surveillance cameras, access control systems, intrusion detection sensors, and more. Corporations, municipalities and government entities are seeking to eliminate the number of information silos created by redundant security systems so they can take the right actions, share information in real time, and successfully mitigate hostile events. These large-scale projects include installation and implementation of wide-scale security systems, which better synchronize and correlate multimedia data sources.

Financial Crime and Compliance.

•
An Unpredictable Threat Landscape Environment. The growing number of data breaches and cybersecurity incidents puts growing amounts of personally identifiable information and sensitive data at risk of exposure. This information can be used to open accounts that can be used for laundering money, for terrorist financing, account fraud, market manipulation, social engineering, and more. In addition, the large volumes of data having to do with both internal and external threats place an enormous operational burden on organizations dealing with threats. Having the ability to aggregate, analyze, compare, and decision those incidents and cases increasingly points to the need for a robust and comprehensive way in which cases are handled by large organizations.

•
Stringent regulatory environment. Financial services regulators are calling for a fundamental change in the underlying culture of the entities that they regulate in order to send a strong message from the executive suite on down that protecting an institution, its customers, and its assets is of primary importance. Failings in corporate attitudes towards compliance are likely to continue to be a topic of great concern to financial services organizations. The need to ensure compliance with requirements for advanced technological solutions can be seen across our different markets: customer interactions, financial services, and security operations. In the contact center, the need to comply with regulations, such as in the area of consumer protection regulation and enforcement actions by the Consumer Financial Protection Bureau (“CFPB”) in the United States, drives the adoption of recording and voice analytics solutions. Financial services organizations are increasingly being asked to document and prove to their regulators that the controls that are in place are working and effective. This is evidenced by substantial fines that have recently been levied against such institutions. Lastly, security-sensitive organizations are subject to regulations regarding physical security and reliability, such as the North American Electric Reliability Corporation Critical Infrastructure Protection (“NERC-CIP”) standards. These organizations adopt technological solutions in order to comply with relevant regulations.

Technology Trends

The following technology trends define the roadmap for our solutions and are essential to meet the future needs and requirements of our customers:

•
Big data technologies to capture and manage structured and unstructured data - organizations generate and manage an ever increasing amount of structured and unstructured information through myriad daily interactions and transactions as well as security sensors. Customers are faced with a growing, unmet need to more accurately analyze and extract meaningful information from structured and unstructured data in real time; and to do so across multiple channels, in a wide variety of businesses and operational environments; to provide perfect experiences that are personalized, in-context and provided in real-time. Organizations look for solutions to capture, manage and enrich structured and unstructured data and make it available for the organization to derive the relevant insights and act proactively and preemptively.

•
Real-time analytics capabilities – deriving real-time insights from the generated data is essential to creating perfect experiences. Real-time and offline analytics capabilities are adopted to operationalize big data and realize the business value. These capabilities include:

o
Customer interaction analytics for mining insights from multiple channels (such as phone, in-store, email, chat, social media, etc.), transactional data (usage, action taken in the account, etc.), and personal information (demographics, segments).

o	Video analytics for improving an organization’s surveillance system, such as with real-time alerts regarding intrusion, crowd management issues, and situational awareness.
o	Transactional analytics for preventing internal and external fraud, and to mitigate other forms of financial risk.

•
Cloud technologies and SaaS business models – cloud technologies are becoming increasingly popular in delivering flexible and cost-effective deployment models for enterprise systems. These include SaaS, Infrastructure as a Service, Platform as a Service, Contact Center as a Service, and other cloud-based solutions. There are several market needs driving this trend, such as the pressure to continually improve operational efficiency and innovate, a reduced total cost of ownership (“TCO”), and the ease of implementation.

Strategy

Maintaining market leadership

We intend to maintain our market-leading position by continuing to offer a comprehensive portfolio of solutions, differentiated by its ability to drive decisions and actions addressing multiple business needs. Our brand, global reach, financial resources, extensive domain expertise and ability to deliver solutions for large organizations will also contribute to our leading position.

We also intend to continue developing our direct contact with customers, nurturing our partner ecosystem, and creating growth in each of our business areas. Additionally, we intend to lead in new product categories, as we introduce novel solutions and enter additional market segments.

Customer Interactions Business Strategy

Our strategy is to extend our market leadership position in the customer service space, while expanding beyond the contact center to the different customer experience channels and touch points. We will do that by providing solutions that focus on:

•	Covering all customer touch points by providing solutions implemented in the contact center, as well as solutions that benefit back office operations, retail branches, and self-service channels;
•	Understanding the voice of the customer, across all touch points, and taking action to address the needs of Customer Experience Officers and Marketing Department stakeholders; and
•	Employee engagement and performance optimization, coupled with a better understanding of customer needs and how to address them.

Financial Crime and Compliance Business Strategy

We plan to continue extending our market leadership position by building an extensive risk and financial crime solutions enterprise-wide platform. We are focused on providing solutions to many branches of the global financial services industry and are constantly attempting to engage new customers. We continue to cross-sell and up-sell into our existing customer base around the world. Many of our customers, for instance, buy our solutions as part of their Financial Intelligence Unit strategy. We also intend to continue to focus on tier-1 clients, providing them with solutions to meet their needs via both cloud and on-premises models. In addition, we are increasingly selling holistic solutions, combing Financial Crime and Compliance offerings with those of other divisions within NICE. We also sell some of our high-end solutions to tier-2 customers, which provide us an opportunity to expand our presence in this segment. Finally, we also offer our solutions to verticals outside of the traditional financial services, such as energy, insurance, healthcare, industry regulators, government agencies, and alternative payments providers.

Security Business Strategy

Our Security business strategy is to strengthen our market position and accelerate penetration into the critical facilities market. This includes serving organizations for which security issues have a direct impact on the entire business operation (e.g., airports, seaports, banks, safe cities, etc.). Part of our overall strategy is to further enhance our technology expertise, providing advanced correlation, real-time analytics and on-the-fly-adaptive workflows and trend analysis. For our existing and prospective customers, this promotes a high level of situational awareness and effective responses.

Our Public Safety strategy is to continue providing audio logging solutions for first responders, while increasingly focusing on digital evidence management and post-incident investigation. Our go-to-market strategy revolves around: strong partnerships with leading system integrators that help promote, sell and provide the necessary services for our solutions; partnerships with technology collaborators that customize and tailor our solutions to specific vertical or customer needs; and ongoing impact in the field through direct contact with end-users and by working closely with consultants.

Continuing to deliver more comprehensive solutions to our existing customers

One of our main assets is our customer base. We believe there are opportunities to up-sell and cross-sell within our existing customer base. This includes increasing our customers’ exposure to the full breadth of our solutions, migrating them to our next-generation portfolio, and providing them the benefits of our new and expanded offerings.

Continuing organic innovation and development, while also pursuing acquisitions

We intend to continue investing in innovation and development and plan to continue augmenting our organic growth with additional acquisitions that broaden our product and technology portfolio, expand our presence in selected vertical markets and geographic areas, broaden our customer base, and increase our distribution channels.

Maximizing the synergetic potential across some of our businesses

While we bring deep domain expertise to a diverse set of industries, most of our solutions are based on the same methodology of capturing and analyzing massive amounts of structured and unstructured data, and driving automatic decisioning and guidance in real time. Thus, an important pillar of our corporate strategy is to maximize the synergies and cooperation between our business areas, where possible.

Introducing joint offerings and combining go-to-market efforts, as well as leveraging extensive complementary domain expertise, technological know-how, capabilities and development, are expected to enable us to grow our business through additional cross-sell and up-sell opportunities. Moreover, this synergetic approach reflects a core NICE value of nurturing a corporate culture focused on delivering encompassing and high-quality customer service.

Providing innovative, real-time analytics and cross-channel solutions with significant impact on our customers’ businesses

Our solutions address the growing, unmet need to more accurately analyze and extract meaningful information from structured and unstructured data in real time; and to do so across multiple channels, in a wide variety of businesses and operational environments. We enable our customers to embed both real-time and offline analytics into their business processes, positively impacting these processes as they occur, which in turn has a positive impact on their businesses.

We plan to continue to enhance our capabilities in operationalizing Big Data with analytics, behavior prediction, decisioning and guidance. We also plan to continue enabling companies to address the full lifecycle of interactions, transactions and events (i.e., before, during, and after they occur).

Offering an enterprise software business model

Our strategy is to offer our solutions in alignment with both on-premises and cloud-based enterprise software business models. Currently, the largest portion of our license sales is based on the perpetual license model, under which customers purchase a license to use our software indefinitely, while also purchasing related professional services and annual software maintenance. We also offer some of our solutions under a term license, according to which customers purchase a license to use our software for a fixed period of time.

A growth in maintenance revenues (which is primarily a result of high maintenance contract renewal rates and the growth of our on-premises client base) is driving an increase in our recurring revenue. An increase in the proportion of recurring revenue, out of our overall revenues mix, is expected to provide increasingly predictable revenue streams.

As an alternative to on-premises deployments, our strategy is to offer many of our solutions in cloud-based models - either as a hosted license or as SaaS, providing our customers a lower TCO. Some customers prefer these models, as they lower the costs of deployment and allow them to scale the solutions faster, while reducing capital investments. We see a growing demand for these models and they could enhance our penetration into the smaller business market segment, as well as enable our existing customers to broaden their use of our products. We intend to continue offering our solutions in a variety of models, which enables us to be flexible in effectively addressing our customers’ needs. This, in turn, will enable us to focus on growth and improving profitability.

Our Solutions

I. Customer Interactions

Our Solutions’ Core Capabilities

Multi-Channel Recording and Interaction Management enables organizations to capture unstructured and structured customer interaction and transaction data from multiple channels, including: phone calls, chats, emails, videos, customer feedback, web sessions, social media postings, and walk-in centers.

Customer Interactions enables organizations to analyze the entire customer journey across the various transactions and events. This solution allows our customers  to get a comprehensive view of the customer intents and actions across their journey with the organization. Customer Interactions leverages Big Data infrastructure and predictive analytics models to identify and sequence individual customer’s interactions across time and touch points. With this analysis, organizations can understand the context of each contact, uncover patterns, predict needs and personalize interactions in real time.

Real-time Decisioning and Guidance is a real-time decisioning engine, which draws on business rules and predictive models to process insights derived from analytics, applied as an interaction is underway. This combination enables organizations to make the right decision during individual interactions and across a mass number of interactions, which in turn drives future next-best-action guidance in real time through process automation.

Cross-Channel Interaction Analytics enables companies to uncover the valuable data and insights hidden in customer interactions. It uses advanced technology for analyzing speech, text, call flow, customer sentiment and employee desktop activity, in order to understand the root cause of service issues and to drive business results.

The combination of the above capabilities enables organizations to operationalize customer insights across service, sales and marketing processes.

Addressing Business and Operational Needs

1. Compliance and Risk

Solution	Description
Compliance Recording
Proactively captures and retains all customer interactions across multiple touch points to help ensure compliance with government regulations, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), Security Exchange Commission Rule 17a-4 (“SEC 17a-4”), the Health Insurance Portability and Accountability Act  (“HIPAA”), the Sarbanes–Oxley Act (“SOX”), the Payment Card Industry Data Security Standard  (“PCI-DSS”), and the Financial Services Authority (FSA) and Medicare Improvements for Patients and Providers Act (“MIPPA”), as well as with internal policies. Compliance Recording is also an invaluable tool to resolve disputes, perform investigations and verify sales, as well as provide redundancy and disaster recovery capabilities to meet business continuity requirements.

Contact Center Fraud Prevention
Identifies fraudsters by their voice patterns, uncovers social engineering tactics and assesses call risk, as well as guiding agents to appropriately handle high-risk interactions, and effectively open and manage an investigation ticket.

Trading Floor Compliance Solutions
Enable organizations to capture, monitor and analyze interactions and transactions in real time, in order to proactively minimize risks, detect potential regulatory breaches, counter fraudulent activities, and improve investigative capabilities. These solutions deliver comprehensive, integrated capabilities to effectively manage the complex, ongoing, high-risk exchange of interactions and transactions between traders, firms and their counterparties.

Essential Compliance
Enables trading floors to record and store transactions and interactions in any media, as well as flexibly and securely manage and access archived material on demand. Essential Compliance helps financial and energy trading firms ensure compliance with the strict recordkeeping requirements of today’s regulatory environment.

Communication Surveillance
Monitors trading activity across trading turrets, fixed and mobile phones, email, text and instant messaging, chat and social media. It automatically detects potential risks and enables compliance officers to see emerging trends, so that compliance breaches and fraud can be averted. It also enables firms to meet the requirements of the regulatory environment established with the introduction of the Dodd-Frank Act, and related rules and regulations.

2. Operational Efficiency

Solution	Description
Contact Center Recording
Provides comprehensive call recording technology that adapts easily to the unique operational requirements of any contact center. It supports virtually any telephony environment - including VoIP, SIP, traditional Time Division Multiplexing (“TDM”) and hybrid networks - enabling a seamless transition during technology migrations as the contact center grows and evolves. It supports thousands of concurrent IP streams in a single platform: capturing, forwarding streams in real time, recording and archiving. It also captures non-voice interactions such as video, chat and email, and stores them in a single recording platform, ensuring regulatory adherence and standardized cross-channel workforce optimization. With its comprehensive and scalable recording capabilities, NICE recording solutions provide an unrivalled TCO value.

Performance Management
Maps enterprise business objectives to group and individual goals, and tracks and reports performance. It also automates critical managerial activities, including employee coaching, recognition, and performance improvement, allowing front-line managers to become more effective and efficient in developing their teams. Performance Management also includes unique capabilities, such as gamification, to engage and motivate and align employees around common business goals. As a result, customer-facing operations substantially improve productivity, boost revenue and increase customer satisfaction.

Workforce Management
Forecasts customer interactions load, schedules agents shifts across multiple sites with appropriate skills to manage and optimize the level of customer service resources in multi-skilled environments. It measures agent and team performance, and provides real-time change management to proactively respond to changing conditions.

Quality Management
Automates quality assurance processes and selection of calls for evaluation based on performance data. The solution facilitates root-cause evaluation, with easy drill down to interactions missing their Key Performance Indicator targets. Quality improvement is thus managed across voice, email, chat, and social media interaction channels.

Interaction Analytics
Analyzes large quantities of customer interactions across multiple channels, to identify hot topics and root causes quickly, and to produce actionable insights. These insights are then leveraged to improve processes, increase sales, optimize marketing campaigns and reduce operational costs.

Back Office Workforce Optimization
Automates manual processes, integrates data from employees’ desktops, improves forecast accuracy, enables managers to view and manage resource capacity, and empowers employees to improve their performance. It also provides tools to ensure regulatory compliance and accuracy. Ultimately, this back office solution elevates the level of service customers receive across the entire enterprise.

Real-time Authentication
Leverages voice biometrics for authenticating customers in real time. Our technology helps organizations to seamlessly enroll customers, expedites agent service, and significantly reduces the risk of fraud for all customers.

Call Volume Optimization
Leverages Big Data infrastructure and advanced predictive analytics to help organizations resolve customer needs in one contact, to predict and prevent follow-up calls, and to enable customers to effectively use self-service tools.

Real-time Service Optimization
Automatically monitors agent activity in real time, enabling organizations to identify process bottlenecks and implement best practices. With this information, the solution navigates agents through complex processes using on-screen guidance, and automates routine tasks to shorten handle time and eliminate manual processing errors.

3. Customer Experience

Solution	Description
Voice of the Customer (“VoC”)
Collects and analyzes comprehensive data from multiple interaction touch points and channels; analyzes interactions in real time and provides guidance on the next-best-action; proactively engages customers for feedback immediately following an interaction; and leverages social media analytics to monitor social networks and address customers’ issues. This enables companies to drive operations and deliver insights across departments by incorporating the customer’s perspective.

Real-time Customer Feedback (“NICE Fizzback”)
Uses a unique automated engagement mechanism to create a conversation with customers through their feedback channel of choice. Immediately following a retail, call center, or online experience, the solution reaches out for customer feedback from any touch point, including text message, email, Interactive Voice Response (“IVR”), mobile app, and online forms. It uses Natural Language Processing to accurately categorize verbatim comments and quickly locate the key drivers of customer satisfaction.

Customer Journey Optimization
Focused on helping organizations optimize their overall customer interactions process across multiple touch points. The solution automatically constructs a cross-channel map of the customer journey, providing insights into trends and focus areas. It automatically assigns contact reasons to every interaction and reveals customer behavior patterns, helping to predict the customer’s next action and to respond accordingly. The solution highlights opportunities for self-service channel containment and offers real-time guidance for an improved customer experience.

4. Sales Optimization

Solution	Description
Incentive Compensation Management
Provides the end-to-end ability to create, manage and distribute all aspects of a commissions program. It automates the process of commission, bonus and incentive administration, in support of any type of variable pay system that rewards employees for achieving targets aligned with business strategy.

Real-time Web Engagement
Uses customer intelligence, predictive models and machine learning to make insightful, real-time decisions during customer interactions over the Web. The solution helps organizations improve customer retention, increase online conversion rates, and deliver better service by taking the next-best-action.

II. Financial Crime and Compliance

Our Solutions’ Core Capabilities

Financial Crime and Compliance solutions (also known as NICE Actimize solutions) share a single, flexible and scalable core platform that enables financial institutions to expand the use of the company’s solutions over time. This eases implementation and lowers total cost of ownership.

Flexible analytics and tools: The core platform provides dozens of out-of-the-box analytical models with each specific solution, as well as flexible tools that can be used to develop and customize analytical models, data sources, and business processes at both the business and IT levels.

Multi-channel transaction management: The solutions are proven to capture and analyze thousands of financial transactions a second from a variety of sources and channels.

Domain-specific analytics: Comprehensive, domain-specific solutions detect anomalous customer or employee behavior in real-time, leveraging industry-proven analytics.

Real-time decisioning and enforcement: A real-time decisioning engine draws on analyzed data to trigger alerts that enable optimal enforcement and resolution. Built-in capabilities for comprehensive workflow and investigation allow effective alert management.

Addressing Business Needs

1. Enterprise Risk Management

Solution	Description
Enterprise Risk Case Manager
Enables firms to better manage and mitigate organizational risk by providing a single view of risk across the business. It serves as a central platform for managing alerts, cases, investigations, link analysis, regulatory reporting, financial losses, oversight and more, across multiple lines of business, channels, products, and regions, turning them into actionable insights.

2. Anti-Money Laundering - solutions available individually or as an integrated whole

Solution	Description
Suspicious Activity Monitoring	Leverages transaction analytics to identify and report suspicious transactions related to money laundering and terrorist financing.
Watch List Filtering
Provides enterprise-wide customer and transaction screening against multiple watch lists. It identifies and manages sanctioned or high-risk individuals and entities, with real-time name recognition capabilities.

Customer Due Diligence	Provides integrated risk-based rating and continuous monitoring of accounts throughout the entire customer life-cycle, from initial applicant onboarding to periodic re-screening of existing customers.
CTR Processing and Automation
Provides seamless automated Currency Transaction Reporting (“CTR”) processing to ensure compliance with U.S. Bank Secrecy Act standards, and to optimize CTR processes for efficiency and cost-effectiveness.

FATCA Compliance
Helps U.S. and non-U.S. companies establish a structured FATCA program – from identifying U.S. owners and customers, and managing their documentation, to generating reports to meet United States Internal Revenue Service requirements.

3. Fraud Prevention - solutions available individually or as an integrated whole

Solution	Description
Card Fraud	Enables card issuers, acquirers and processors to detect fraudulent transactions, whether ATM, PIN, signature point-of-sale, or without a physical card.
Remote Banking	Provides cross-channel analytical models for retail online and mobile banking, call centers, and IVR channels to enable real-time detection of fraudulent monetary and non-monetary transactions.
Commercial Banking
Enables multi-channel monitoring and analytics for commercial banking transactions (e.g., wires, ACH, payroll) and non-monetary transactions (e.g., template creation, transaction approval), with user, account and company-level profiling.

Employee Fraud	Provides proven rules and analytics, combined with proactive investigation tools, to detect theft of customer or bank assets, self-dealing, embezzlement, collusion, and identity shielding.
Deposit Account Fraud
Helps institutions minimize deposit fraud losses by providing comprehensive account activity monitoring. The solution also detects new and evolving forms of deposit fraud, innovatively using proven analytic techniques not traditionally deployed to address this problem.

4. Financial Markets Compliance - comprised of solutions available individually or as an integrated whole

Solution	Description
Institutional Trade Surveillance
Provides scenario management for identifying market manipulation and abuse, fair dealings with customers, and insider trading across asset classes (such as equities, fixed income, swaps and futures). It includes specific tools for desk supervision, control room surveillance, and trade reporting practices, to ensure comprehensive oversight and sales and trading compliance.

We also deliver a real-time, cloud-based, institutional trade surveillance solution. Furthermore, by leveraging communication surveillance capabilities from our Customer Interactions business, we provide holistic and integrated surveillance solutions that include trade, voice, email, chat and more.

Retail Trade Surveillance
Addresses organization-wide compliance across a broad range of retail sales practices relating to Know Your Customer (“KYC”) and Suitability requirements. It enables local and regional branch management to effectively delegate supervision across products and provides automated desk supervision, with electronic access and sign-off on individual trades.

Employee Trade Surveillance
Detects Conflicts of Interest and Rogue Trading. It completely automates the submission, review and approval process for employees’ personal trades, including post-trade reconciliation. It analyzes transactions against rules mapped to the organization’s employee trading policies and procedures.

Enterprise Conflicts Management	Offers a unified approach to maintain controls and detect conflicts of interest before they occur on a global, enterprise-wide scale.
Sales Practices and Suitability
Provides coverage for a broad range of sales practices, and enables firms to meet current and future global regulatory requirements. It also includes a comprehensive toolset to automate sales practices compliance processes.

III. NICE Security Solutions

Our Solutions’ Core Capabilities

Our unique integrated product portfolio consists of capturing and recording systems, analytics engines and advanced management tools, enabling organizations to minimize risk, improve investigations and optimize their security operations. We help organizations transform Big Data into operational intelligence.

Multi-sensor event management: An open architecture that integrates data from third-party devices, systems and web sources, delivering real-time alerts, and information from and about these systems, for complete situational awareness and management.

Real-time analytics and correlation: Proprietary, field-proven algorithms on security data, such as CCTV video feed and audio communications, analyzed in real time and correlated from multiple sensors to identify security situations or threats.

Real-time decisioning and resolution: Post-analysis technology that highlights decision data and trends, initiates alerts, and provides adaptive workflows to decision-makers, enabling the next-best-action for effectively resolving real-time situations.

Multimedia reconstruction: The integration of text, video, voice recordings, and other sources into holistic incident timelines for complete investigation and debriefing capabilities.

Trend analysis and reporting: Data analytics, reporting, and trend analysis that transforms Big Data into operational intelligence, defining and improving best practices, and predicting and preventing future events.

Addressing Business and Operational Needs

1. Public Safety

1a. Incident Debriefing and Investigation

Solution	Description
NICE Inform
Assists public safety agencies and organizations across various industries to consolidate and chronologically manage multimedia incident information efficiently and effectively. It captures and processes event information from a variety of media: audio, video, text, Computer-Aided Dispatch (“CAD”) systems, Geographic Information Systems (“GIS”), and others.

1b. Public Safety Emergency Response Optimization

Solution	Description
NICE Audio Recording
Includes a wide range of recording platforms that address the needs of command-and-control centers and air traffic control operations. These solutions automatically record, analyze, store, quickly retrieve, and instantly replay TDM and IP voice calls. TDM and VoIP recordings can be used to ensure compliance with regulations, provide audio evidence, and manage and improve departmental quality and productivity.

NICE Inform
Helps emergency centers manage multimedia incident information efficiently and effectively. It captures all available data, providing all the facts as they unfold and increasing the likelihood that all vital evidence is available for review.

2. Physical Security

2a. Video Surveillance and Analytics

Solution	Description
NiceVision Net
A complete, end-to-end IP video surveillance management solution. It includes Smart Video Recorders, high-performance encoders and decoders, an advanced video analytics suite, and feature-rich event management and control room visualization. Each component of the solution is managed from the central NiceVision Control Center.

NiceVision Video Analytics
Fully integrated into the video recording infrastructure, includes field-proven applications for intrusion management, crowd management, and situation indication. The solution also issues alerts, highlights decision data, and facilitates complex surveillance operations.

2b. Situation Management/PSIM

Solution	Description
NICE Situator
Enables automatic real-time situation planning, response and analysis, improving situational awareness and incident handling. It integrates, analyzes and correlates information from a wide array of sensors and systems into a common operating picture. It then applies standard operating procedures and automated response plans, informing everyone in the operational chain of what is happening and what needs to be done.

3. Cyber and Intelligence

The NICE Cyber and Intelligence solutions portfolio provides end-to-end solutions for communication interception, analysis and investigation. The solutions support the entire intelligence production cycle, both in real time and offline, and help law enforcement and intelligence agencies, national and internal security agencies, Signals Intelligence organizations and corrections authorities to fight organized crime, drug trafficking, terrorist activities and other threats to national security. The solutions are designed to provide full, 360° target monitoring by addressing the dynamic and complex nature of communications and the Internet arena.

Strategic Alliances

We sell our solutions and products worldwide, both directly to customers and indirectly through selected partners to better serve our global customers. We partner with companies in a variety of sales channels, including service providers, system integrators, distributors, value-added resellers and complimentary technology vendors. These partners form a vital network for selling and supporting our solutions and products. For our business partners, we have established the NICE Business Partner Program, which provides full support and a broad portfolio of sales tools to help them promote the NICE offerings, helping to drive mutual revenue growth and success.

Through a well-defined collaborative framework, the NICE Business Partner Program aligns and supports the business goals of both NICE and our business partners. Its multi-tiered structure recognizes both commercial achievement and certification in selling and supporting specific NICE offerings.

We also have strategic technology partnerships in place to ensure full integration with NICE’s offerings, delivering value added capabilities that address a variety of technology environments.

We have global distribution agreements, as well as alliance and partnership programs, with leading vendors, service providers, and consulting firms. The following is a partial list of our main partners, some of which we cooperate with across all of our businesses, while others are only involved in a portion of our initiatives: Amdocs, Avaya, BT, Cassidian Communications, Cisco, Dell, Deloitte, Etrali, FIS, Headstrong, Honeywell, IBM, IPC, Motorola, PWC, Raytheon Company, SAIC, Siemens, Tata Consulting Services, Thales, Verizon, and Wipro.

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

The Professional Service and Support offerings focus on enabling and sustaining business value for our customers. We address all stages of the technology lifecycle, including defining requirements, planning, design, implementation, customization, optimization, proactive maintenance and ongoing support.

Enabling Value

Solution Delivery optimizes solution delivery and enables our customers to achieve their specific business and organizational goals, on time and on budget. NICE solutions are delivered by certified project managers, technical experts, and application specialists. We follow a proven methodology that includes business discovery to map solutions to business processes.

Business Consulting promotes customer success through value-added services targeted to improve business operations, by leveraging and integrating NICE solutions into the customer’s daily practices. This global consulting team consists of industry experts who have accumulated a broad portfolio of best practices and honed domain expertise, with extensive experience in implementing vertical market solutions for many industries. This helps our customers accelerate return on investment, increase revenue and minimize business costs.

Customer Education Services provide users with the necessary knowledge and skills to operate NICE solutions and to leverage their capabilities to meet customer needs. These services are offered both before and after the deployment of NICE solutions.

Sustaining Value

Value Realization means working hand-in-hand with our customers to identify areas that can maximize business value and minimize complications, ensuring continued delivery of business benefits.

Cloud Services ensure that solutions hosted in the NICE cloud run optimally, maximizing availability, performance and quality while ensuring the security of customer information. This includes: Hosting Operations, running our Hosting Centers; Development Operations, ensuring that our product development teams optimize our solutions for the cloud environment; and the Hosted Application Support team that operates the solutions, ensuring up-time, scalability and security.

Customer Support and Maintenance responds to customer requests for support on a 24/7 basis, using advanced tools and methodologies. NICE offers flexible service level agreements (“SLAs”) to meet our customers’ needs. Our solutions are generally sold with a warranty for repairs of hardware and software defects or malfunctions. Software maintenance includes an enhancement program with ongoing delivery of “like-for-like” upgrade releases, service packs and hot fixes.

Proactive Maintenance addresses issues before they can significantly impact our customers’ businesses. These offerings include:

•	Proactive Health Checks – Technical experts perform system-level audits to ensure ongoing compliance with operational specifications.

•	Network Operations Center – A 24/7 function that proactively monitors NICE-hosted and customer-premises environments with triage, resolution and escalation of system alarms.

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

We manufacture our products through subcontractors, with the exception of our CSS product line (formerly CyberTech) which is partially manufactured by us.  Our manufacturers provide us with turnkey manufacturing solutions including order receipt, purchasing, manufacturing, testing, configuration, inventory management and delivery to customers for all of our product lines.  NICE is entitled to, and exercises, various control mechanisms and supervision over the entire production process.  In addition, the manufacturer of a significant portion of our products, which is a subsidiary of a global electronics manufacturing service provider, is obligated to ensure the readiness of a back-up site in the event that the main production site is unable to operate as required.  We believe these outsourcing agreements provide us with a number of cost advantages due to such manufacturer's large-scale purchasing power, and greater supply chain flexibility.

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

Research and Development

We believe that the development of new products and the enhancement of existing products are essential to our future success.  Therefore, we intend to continue to devote substantial resources to research and new product development, and to continuously improve our systems and design processes in order to reduce the cost of our products.  Our research and development efforts have been financed through our internal funds and programs sponsored through the Government of Israel and the European community.  We believe our research and development effort has been an important factor in establishing and maintaining our competitive position.  Gross expenditures on research and development in 2012, 2013 and 2014 were approximately $126.6 million, $140.9 million, and $153.0 million, respectively, of which approximately $4.1 million, $3.3 million, and $3.5 million, respectively, were derived from third-party funding, and $1.1 million, $1.0 million, and $0.9 million, respectively, were capitalized software development costs.

In 2014, we were qualified to participate in 14 programs funded by the Office of the Chief Scientist of the Israeli Ministry of Economy ("OCS") to develop generic technology relevant to the development of our products.  Such programs are approved pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, or the Research and Development Law, and the regulations promulgated thereunder.  We were eligible to receive grants constituting between 40% and 66% of certain research and development expenses relating to these programs.  Some of these programs are members of programs approved for companies with large research and development activities and some of these programs are members of certain Magnet consortiums.  Accordingly, the grants under these programs are not required to be repaid by way of royalties.  However, the restrictions of the Research and Development Law described below apply to these programs.  In 2012, 2013, and 2014 we received a total of $2.5 million, $3.3 million, and $3.0 million from the OCS programs, respectively, and we anticipate receiving approximately $0.6 million in 2015 from 2013 and 2014 approved programs.

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

The Research and Development Law also provides that know-how developed under an approved research and development program may not be transferred to third parties without the approval of the OCS.  Such approval is not required for the sale or export of any products resulting from such research or development.  The OCS, under special circumstances, may approve the transfer of OCS-funded know-how outside Israel, including, in the event of a sale of the know how or sale of the grant recipient, provided that the grant recipient pays to the OCS a portion of the sale price paid in consideration for such OCS-funded know-how or in consideration for the sale of the grant recipient itself, as the case may be, which portion will not exceed six times the amount of the grants received plus interest (or three times the amount of the grant received plus interest, in the event that the recipient of the know-how has committed to retain the R&D activities of the grant recipient in Israel after the transfer).

The Research and Development Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient.  The law requires the grant recipient and its controlling shareholders and non-Israeli interested parties to notify the OCS of any change in control of the recipient, or a change in the holdings of the means of control of the recipient that results in becoming an interested party directly in the recipient, and if the interested party is non-Israeli, requires the party to undertake to the OCS to comply with the Research and Development Law.  In addition, the rules of the OCS may require prior approval of the OCS or additional information or representations in respect of certain of such events.  Furthermore, the Research and Development Law imposes reporting requirements in the event that proceedings commence against the grant recipient, including under certain applicable liquidation, receivership or debtor's relief law or in the event that special officers, such as a receiver or liquidator, are appointed to the grant recipient.

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

We participate in the European Community Framework Programme for Research, Technological Development and Demonstration, which funds and promotes research.  There are no royalty obligations associated with receiving such funding.  From time to time we may apply for new grants under the Framework Programme. During 2010 and 2011 we were selected to participate in four FP-7 programs. The programs are for three and a half years, with a total expected grant of approximately EUR 1.6 million. In addition, we were selected to coordinate one of these programs.

Intellectual Property

We currently rely on a combination of trade secret, patent, copyright and trademark law, together with non-disclosure and non-compete agreements, to establish and/or protect the technology used in our systems.

We currently hold 150 U.S. patents and 63 patents issued in additional countries covering substantially the same technology as the U.S. patents.  We have over 89 patent applications pending in the United States and other countries.  We believe that the improvement of existing products and the development of new products are important in establishing and maintaining a competitive advantage.  We believe that the value of our products is dependent upon our proprietary software and hardware continuing to be “trade secrets” or subject to copyright or patent protection.  We generally enter into non-disclosure and non-compete agreements with our employees and subcontractors.  However, there can be no assurance that such measures will protect our technology, or that others will not develop a similar technology or use technology in products competitive with those offered by us.  In most of the areas in which we operate, third parties also have patents which could be found applicable to our technology and products. Such third parties may include competitors, as well as large companies, which invest millions of dollars in their patent portfolios, regardless of their actual field of business. Although we believe that our products do not infringe upon the proprietary rights of third parties, there can be no assurance that one or more third parties will not make a contrary claim or that we will be successful in defending such claim.

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

           We own the following trademarks and/or registered trademarks in different countries:  ACTIMIZE, Actimize logo, Alpha, Customer Engagement Analytics, Decisive Moment, eGlue Interact, FAST, FAST alpha Silver, Fortent, Fortent Logo, IEX, Insight from Interactions, Intent. Insight. Impact., Know More Risk Less, Last Message Replay, Mass Detection Center, Mirra, NICE, NICE Analyzer, NICE Inform, NICE Inform Lite, NICE Inform Media Player, NICE Inform Verify, NICE Logo, NICE Perform, NICE Proactive Compliance, NICE Seamless, NICE Security Recording, NICE Situator, NICE SmartCenter, NICE Systems, NiceLog, NiceTrack, NiceTrack IP Probe, NiceTrack Location Tracking, NiceTrack Mass Detection Center, NiceTrack Monitoring Center, NiceTrack Pattern Analyzer, NiceTrack Traffic Analysis, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision Control Center, NiceVision Digital, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Open Situation Management, Own the Decisive Moment, Scenario Replay, Searchspace, Syfact, Syfact Investigator, and TotalView.

Seasonality

The larger portion of our business operates as an enterprise software model, which is characterized, in part, by uneven business cycles throughout the year and under which a significant number of our licenses are entered into in the fourth quarter of each calendar year. We believe that seasonality in our business may become more prominent as the proportion of advanced software applications out of our overall sales mix continues to increase. We believe that these seasonal factors primarily reflect customer spending patterns and budget cycles.  While seasonal factors such as these are common in the software and technology industry, this pattern should not be considered a reliable indicator of our future revenue or financial performance.  Many other factors, including general economic conditions, also have an impact on our business and financial results.  See “Risk Factors” under Item 3, "Key Information" of this annual report for a more detailed discussion of factors which may affect our business and financial results.

Regulation

Export Restrictions

The export of certain defense products from Israel, such as our NiceTrack line of products, requires a permit from the Israeli Ministry of Defense (MOD).  In addition, the sale of products to certain customers, mostly armed forces, also requires a permit from the Israeli Ministry of Defense.  In 2014, the vast majority of our sales were not subject to such permit requirements. To date, we have encountered no difficulties in obtaining such permits.  However, the MOD notifies us from time to time not to conduct business with specific countries that are undergoing political unrest, violating human rights or exhibiting hostility towards Israel, or imposes certain requirements as a condition to NICE being permitted to export products which are under the control of the MOD.  We may be unable to obtain permits for our cyber and intelligence products we could otherwise sell in particular countries in the future.

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

European Environmental Regulations

Our European activities require us to comply with Directive 2002/95/EC of the European Parliament on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (“RoHS 1”), and Directive 2011/65/EU of the European Parliament on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (together with RoHS 1, “RoHS”).  RoHS provides, among other things, that producers of electrical and electronic equipment may not place new equipment containing certain materials, in amounts exceeding certain maximum concentration values, on the market in the European Union.  We are also required to comply with the European Community Regulation on chemicals and their safe use (EC 1907/2006) that deals with the Registration, Evaluation, Authorization and Restriction of Chemical substances (“REACH”), which requires producers to manage the risks from chemicals used in their products and to provide safety information on the substances found in their products.

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

Our European activities also require us to comply with Directive 2002/96/EC of the European Parliament on Waste Electrical and Electronic Equipment (“WEEE”).  The WEEE directive covers the labeling, recovery and recycling of IT/Telecommunications equipment, electrical and electronic tools, monitoring and control instruments and other types of equipment, devices and items, and we have set up the operational and financial infrastructure required for collection and recycling of WEEE, as stipulated in the WEEE directive, including product labeling, registration and the joining of compliance schemes.  We are taking and will continue to take all requisite steps to ensure compliance with this directive.  If we fail to maintain compliance, we may be restricted from conducting certain business in the European Union, which could adversely affect our results of operations.

Similar regulations are being formulated in other parts of the world.  We may be required to comply with other similar programs that might be enacted outside Europe in the future.

Competition

We believe that our solutions have several competitive advantages: their ability to serve large, multi-site, multi-channel, multi-touch-point organizations; their holistic integration and capture of various structured and unstructured data sources; their ability to analyze and extract insight in real-time within a multi-dimensional approach; and their ability to drive cross-departmental action to impact business results.

In the WFO suite domain, we are facing competition from vendors such as Aspect, Avaya, Software Inc., Callabrio, Genesys, InContact, Interactive Intelligence Inc., and Verint Systems.

In the real-time cross-channel analytics arena, we are facing competition from vendors such as Hewlett-Packard (through its acquisition of Autonomy Corp.), CallMiner, ClickFox, Infor, Mattersight (formerly eLoyalty), Nexidia, Pegasystems, and Genesys (through its acquisition of Utopy). Some of these vendors provide solutions which are not real-time in nature and some provide solutions focused on single channel analytics (e.g., speech analytics).

In the real-time decisioning and guidance market, we are facing competition from vendors such as Oracle ATG, Jacada, and OpenSpan.

In the customer experience management market, we are facing competition from vendors such as Medallia and ResponseTek.

In the fraud prevention and authentication market, we are facing competition from vendors that offer voice biometrics, such as Nuance and Victrio (acquired by Verint).

As we are expanding our SaaS offerings, we are facing competition from some of our traditional competitors mentioned above, which are also offering their solutions in a SaaS model. Additional competition comes from specific WFO providers offering their solutions in a SaaS model only.

The Customer Service market is highly competitive and includes numerous companies offering a broad range of features and capabilities. As the market is still developing, we anticipate the introduction of new and enhanced products by various companies in this sector.

A competitive advantage in the Customer Service market can be achieved through differentiation in product offerings or business model. With respect to products, we consider breadth of offerings, application functionality, system performance and reliability, the ability to integrate with a variety of external systems, and ease of use as key factors. With respect to the business model, we consider marketing and distribution capacity, price, and global service and support capacity as key factors. We believe that NICE established a competitive advantage in this market based on: our ability to service large, multi-site, multi-channel, multi-touch-point customer service organizations, and their holistic integration; our solutions’ capabilities to capture various structured and unstructured data sources; the ability to extract insight with a multi-dimensional approach; and the ability to drive cross-departmental action to impact business results. Furthermore, we believe the strength of our large installed customer base, alongside the size and capabilities of our global distribution network, and our business partners, as well as our global service and support capacity, provide us significant differentiation factors in the Customer Service market.

The driving forces of the Financial Crime and Compliance software solutions market are the introduction of new regulations and financial crime patterns that impact the entire financial services industry. The competitive landscape is highly fragmented. We face no single competitor that competes with us across all our solution areas. That being said, we face significant competition for each solution that we offer. We believe that our focus on the financial services market (and related markets) provides us deep domain expertise, which combines with our fast time to market, ability to provide service across the enterprise using one core platform, and our ability to serve specific “point” solutions to serve as levers to establish dominance in the market. Our software solutions face competition from custom solutions developed internally by financial services institutions, as well as software and other solutions offered by commercial competitors such as ACI Worldwide, BAE Systems, FICO, Oracle Corporation, Progress Software, SAS Institute Inc., and Sungard Data Systems.

In the public safety emergency voice recording market, our ability to deliver an integrated recording system that can capture voice, video, data and meta-data information from trunk radio systems, as well as from computer-aided dispatch systems, provide us a superior market position in respect to our competitors, mainly in the large, high-end emergency response centers. Another differentiating factor can be found in our applications for scenario reconstruction, connecting together multiple multimedia sources, including voice, video, data, GIS and meta-data. Some of our competitors in the public safety market include ASC Telecom, Redbox Recorders, Ultra Electronics AudioSoft, and Verint Systems.

In the video platform, applications and analytics market, we compete against, amongst others, Bosch Security Systems, Genetec Inc., IndigoVision Group, Milestone Systems A/S, On-Net Surveillance Systems, Schneider Electric (formerly Pelco), and Verint Systems. In this fragmented market, we offer a comprehensive solution based on our self-developed recording, management software, networking devices and real-time content analysis. This solution provides open interfaces to third-party devices and applications, and creates a competitive advantage for us in this market.

There are a few competitors with products in the PSIM market that compete with our Situator platform. These include, amongst others, ADT Security Services (formerly Proximex), CNL Software, Verint Systems, and VidsSys. We offer a comprehensive and open solution that integrates with dozens of systems and sensors. This has resulted in a significant advantage for us in the market. Furthermore, the domain expertise we have gained across each of our verticals means that we can tailor business logic (such as workflows and rules) specifically to customer requirements.

There are a number of competitors in the telecommunications monitoring market that have products competing with our NICE Cyber and Intelligence family of solutions. The primary competitors are Atis, BAE Systems, JSI Telecom, Pen-link Ltd., SS8 Networks, Inc., Trovicor, and Verint Systems. We believe that our solutions offer innovations that provide law enforcement agencies and intelligence organizations the tools and capabilities they require to meet the challenges posed by today’s advanced telecommunications.

Moreover, major enterprise software vendors - such as those from the traditional enterprise business intelligence and business analytics sector, CRM, or infrastructure players (mostly telephony or switch vendors) - may decide to enter our market space and compete with us for this emerging opportunity. This competition may take the form of either internal development of comprehensive solutions or acquisition of any of our existing competitors.

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

Property, Plants and Equipment

Our executive offices and engineering, research and development operations are located in North Ra’anana, Israel. The offices include three buildings, which occupy approximately 351,682 square feet, with an annual rent and maintenance fee of approximately $12.0 million, paid in NIS and linked to the Israeli consumer price index.  The lease for these three buildings in our Northern Ra’anana facilities will expire in October 2022.

We have leased various other offices and facilities in several other countries.  Our headquarters in each region consist of the following facilities:

•
Our North American headquarters in Paramus, New Jersey occupies approximately 34,416 square feet and includes training and lab facilities.  We also have an additional office in New York, which occupies an aggregate of approximately 39,647 square feet. Both locations are used as office space.

•	Our office in Southampton, U.K. occupies approximately 23,433 square feet and is used as office space and includes a training facility and lab; and

•	Our office in Singapore occupies approximately 7,788 square feet and is used as office space.

We also have additional material leased facilities, consisting of the following:

•	Our office in Denver, Colorado occupies approximately 27,063 square feet and is used as office space and includes a training facility and lab;

•	Our office in Richardson, Texas occupies approximately 37,564 square feet and is used as office space;

•	Our offices in London, U.K. occupies approximately 22,504 square feet and is used as office space and includes a lab;

•	Our office in Redwood Shores, California occupies approximately 27,776 square feet and is used as office space and includes a lab; and

•	Our office in the Netherlands occupies approximately 20,365 square feet and is used as office space and includes a training facility, lab, and a production area.

We believe that our existing facilities are adequate to meet our current and foreseeable future needs.

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

Overview

NICE Systems is a global leading software company enabling enterprises and security-sensitive organizations to address three main aspects of people’s lives: preventing financial crimes and fraud, ensuring security and public safety and providing perfect customer experiences.

We operate in three business areas: Customer Interactions, Financial Crime and Compliance and Security. We allow organizations to work smarter by unleashing the power of data. We do this by capturing vast amounts of various types of data (e.g., structured and unstructured, interactions, and transactions) from multiple sources (e.g., communication channels, operational systems, and more), and acting upon it through analysis that provides insight and decisioning in real time.

Our solutions capture interactions and transactions from multiple sources, including telephones, CCTV video feed, emergency services radio communications, emails, chat, social media, and more. They provide valuable insight about the business or security situation by applying real-time, cross-channel analytics to predict customer behavior, criminals and terrorists intentions and potential fraudsters, to enable proactive response for real-time impact.

Recent Acquisitions

The following acquisitions were accounted for by the acquisition method of accounting, and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values.  The results of operations related to each acquisition are included in our consolidated statement of income from the date of acquisition.

On August 12, 2013, we completed the acquisition of Causata Inc. (“Causata”), a provider of real-time Big Data analytics. We acquired Causata for total consideration of approximately $22.7 million comprised of $21.4 million in cash and $1.3 million representing the fair value of earn-out based on performance milestones, amounting to an additional maximum payment of $2 million. The acquisition will allow NICE to offer solutions which provide greater visibility into a customer’s activities on the Web and apply the insights from that data in real time, across other touch points such as the contact center. Organizations will be better positioned to enhance the customer experience, increase revenues, and achieve greater operational efficiency. These solutions are further augmented by Causata’s Web-based predictive analytics and machine learning technologies, which, when applied to terabytes of information, allow organizations to improve real-time decisioning and guidance. NICE benefits from Causata’s real-time Hadoop-based interaction repository, real-time decisioning, dynamic customer profiles, and Web personalization.

On October 22, 2012, we completed the acquisition of RedKite Financial Markets Limited (“RedKite”), an emerging provider of real-time, cloud-based institutional trade surveillance solutions. We acquired RedKite for total consideration of approximately $11.6 million comprised of $9.0 million in cash and $2.6 million representing the fair value of potential earn-out based on performance milestones, amounting to an additional maximum payment of $5.8 million. During 2014, we concluded that since none of the performance milestones were achieved or were expected to be achieved, and therefore, the earn-out liability's fair value was equal to $0. As a result, an adjustment of $2.6 million was recorded in the statement of income. NICE Actimize benefited from the RedKite acquisition, with the addition of RedKite’s innovative, front-office based approach to real-time trade surveillance to the NICE Actimize trading compliance solutions suite.

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

From time to time we also complete acquisitions and investments that are not considered material to our business and operations.

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

The basis for our software revenue recognition is substantially governed by the accounting guidance contained in ASC 985-605, “Software-Revenue Recognition.” Revenues from sales of our software products are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable. In transactions where a customer's contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or as the acceptance provision has lapsed.

For multiple element arrangements within the scope of software revenue recognition guidance, revenues are allocated to the different elements in the arrangement under the "residual method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, we defer revenue for the fair value of its undelivered elements and recognize revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement when the basic criteria in ASC 985-605 have been met. Any discount in the arrangement is allocated to the delivered element. Revenues from maintenance and professional services are recognized ratably over the contractual period and as services are performed, respectively.

For arrangements that contain both software and non-software components that function together to deliver the products' essential functionality, we allocate revenue to each element based on its relative selling price. In such circumstances, the accounting principles establish a hierarchy to determine the selling price to be used for allocating revenue to deliverables. The selling price for a deliverable is based on its VSOE, if available, third party evidence (“TPE”) if VSOE is not available, or best estimated selling price (“BESP”) if neither VSOE nor TPE are available. We establish VSOE of fair value using the price charged for a deliverable when sold separately and, in rare instances, using the price established by management having the relevant authority. When VSOE cannot be established, we attempt to establish fair value of each element based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, our go-to-market strategy differs from that of our peers and our offerings contain a significant level of differentiation such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, we are unable to reliably determine what similar competitor products’ selling prices are on a standalone basis. Therefore, we are typically not able to determine TPE.  The BESP price is established considering several external and internal factors including, but not limited to, historical sales, pricing practices and geographies in which we offer our products. The determination of the BESP is subject to discretion.

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

We also generate sales from SaaS offerings which provide our customers access to certain of our software within a cloud-based IT environment that we manage and offer to customers on a subscription basis. Revenues for our SaaS offerings are recognized ratably over the contract term commencing with the date its service is made available to customers and all other revenue recognition criteria have been satisfied.

To assess the probability of collection for revenue recognition, we have established a credit policy that determines the credit limit that reflects an amount that is deemed probably collectible for each customer.  To secure these limits, we use credit insurance. These credit limits are reviewed and revised periodically on the basis of new customer financial statements information and payment performance.

We maintain a provision for product returns which is estimated based on our past experience and is deducted from revenues. Actual returns could be different from our estimates.

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

Impairment of Long-Lived Assets.  Our long-lived assets include goodwill, property and equipment and identifiable other intangible assets that are subject to amortization.  In assessing the recoverability of our goodwill, property and equipment and other identifiable intangible assets that are held and used, we make judgments regarding whether impairment indicators exist based on legal factors, market conditions and operating performances of our reporting units or asset groups.  Future events could cause us to conclude that impairment indicators exist and that the carrying values of these long-lived assets are impaired.  Any resulting impairment loss could have a material adverse impact on our financial position and results of operations.

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

We operate in three operation-based segments, which also comprise our reporting units: Customer Interactions Solutions, Security Solutions and Financial Crime and Compliance Solutions. We performed a qualitative assessment for each of our reporting units during the fourth quarter of 2014 and concluded that the qualitative assessment did not result in a more likely than not indication of impairment in any of our reporting units, and therefore no further impairment testing is required.

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

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows to the carrying amount of the asset, an impairment charge is recorded for the excess of the carrying amount over fair value.  No impairment of long-lived asset has been recorded in 2014.

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

We classify interest and penalties on income taxes (which includes uncertain tax positions) as Taxes on Income.

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

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”) which amended the existing FASB Accounting Standards Codification. This standard establishes a principle for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. The standard also provides guidance on the recognition of costs related to obtaining and fulfilling customer contracts. ASU 2014-09 is effective for annual and interim periods beginning after December 15, 2016, with no early adoption permitted. We are currently evaluating the adoption method to apply and the impact that the update will have on our consolidated financial statements and related disclosures.

Results of Operations

The following table sets forth our selected consolidated statements of income for the years ended December 31, 2012, 2013, and 2014, expressed as a percentage of total revenues. Totals may not add up due to rounding.

	2012	2013	2014
Revenues
Products	42.0%	39.8%	38.4%
Services	58.0	60.2	61.6
	100.0	100.0	100.0
Cost of revenues
Products*	33.3	31.2	30.1
Services*	44.8	43.2	41.5
	40.0	38.4	37.1

Gross profit	60.0	61.6	62.9

Operating expenses
Research and development, net	13.8	14.4	14.7
Selling and marketing	26.2	26.2	26.1
General and administrative	10.9	9.3	8.5
Amortization of acquired intangibles	3.7	3.2	2.0
Restructuring expenses	0.2	0.1	0.5
Total operating expenses	54.8	53.2	51.8

Operating income	5.2	8.4	11.1
Financial income, net	0.7	0.4	0.4
Equity in losses of affiliated company	-	-	(0.1)
Other income (expenses), net	0.2	(0.0)	(0.0)

Income before taxes	6.1	8.8	11.4
Taxes on income (Tax benefit)	(1.6)	3.0	1.2

Net income	7.7	5.8	10.2
_______________________
(*) Respective revenues

Comparison of Years Ended December 31, 2013 and 2014

Revenues

Our total revenues increased by approximately 6.6% to $1.01 billion in 2014, from $949.3 million in 2013.  Revenues from sales of Customer Interactions Solutions, Security Solutions and Financial Crime and Compliance Solutions in 2014 were $612.1 million, $202.3 million and $197.2 million, respectively, an increase of 3.4%, 4.3% and 20.9% from 2013, respectively. The growth in revenues from Customer Interactions Solutions is attributed primarily to increased revenues from analytics solutions. This growth is driven by increasing demand for these solutions as they enable organizations to improve operational efficiency and customer experience, enhance compliance and improve sales optimization. The increase in revenues from Security Solutions is attributable primarily to an increase in revenues from our intelligence solutions. The increase in revenues from Financial Crime and Compliance Solutions is primarily driven by the increased scrutiny by regulatory authorities to ensure that financial institutions across the globe have adequate controls in place to secure financial transactions and prevent fraud attempts and complex financial crimes, amplified by the continued evolution of advancements in technology.

	Years Ended December 31, (U.S. dollars in millions)
	2013	2014	Dollar Change	Percentage Change

Product Revenues	$377.6	$388.3	$10.7	2.8%
Service Revenues	571.7	623.3	51.6	9.0
Total Revenues	$949.3	$1,011.6	$62.3	6.6%

The increase in product revenues is primarily due to growth in our revenues from Financial Crime and Compliance Solutions and Customer Interactions Solutions, partially offset by a decrease in revenues from Security Solutions.

Approximately 63% of the increase in service revenues is attributed to an increase in maintenance revenue resulting primarily from an increase in the install base from previous years’ sales. Approximately 37% of the increase in service revenues is attributed to an increase in professional services resulting primarily from an increase in installations and integrations, and increase in SaaS and hosting revenues.

Revenue by Region

	Years Ended December 31, (U.S. dollars in millions)
	2013	2014	Dollar Change	Percentage Change

United States, Canada and Central and South America (“Americas”)	$596.7	$665.4	$68.7	11.5%
Europe, the Middle East and Africa (“EMEA”)	223.9	239.4	15.5	6.9
Asia-Pacific (“APAC”)	128.7	106.8	(21.9)	(17.0)
Total Revenues	$949.3	$1,011.6	$62.3	6.6%

The Americas revenue increased by 11.5%, of which approximately 39% is attributed to growth in the Financial Crime and Compliance Solutions, 37% is attributable to growth in the Customer Interactions Solutions and 24% is attributed to growth in the Security Solutions.

The EMEA revenue increased by 6.9%. The increase is primarily attributable to growth in the Security Solutions and in the Financial Crime and Compliance Solutions, partially offset by a decrease in the Customer Interactions Solutions.

The APAC revenue decreased by 17%. The decrease is attributable primarily to a decrease in the Security Solutions.

Cost of Revenues

	Years Ended December 31, (U.S. dollars in millions)
	2013	2014	Dollar Change	Percentage Change

Cost of product revenues	$117.8	$116.7	$(1.1)	(0.9)%
Cost of service revenues	247.1	258.9	11.8	4.8
Total cost of revenues	$364.9	$375.6	$10.7	2.9%

Cost of product revenues decreased on a dollar basis and as a percentage of product revenues.  The decrease on a dollar basis and as a percentage of product revenues is mostly a result of lower amortization of intangible assets, which is primarily due to the completion of amortization of intangible assets related to previous year’s acquisitions, partially offset by an increase in cost of wages and sub-contractors.  Cost of service revenues increased on a dollar basis while decreasing as a percentage of service revenues. The increase on a dollar basis is primarily due to an increase of cost of wages and sub-contractors, partially offset by a decrease in travel expenses and lower amortization of intangible assets, which is primarily due to the completion of amortization of intangible assets related to previous year’s acquisitions.  The decrease in the percentage of cost of service from service revenues is mainly attributed to increasing efficiency and better utilization of headcount.

Gross Profit

	Years Ended December 31, (U.S. dollars in millions)
	2013	2014	Dollar Change	Percentage Change

Gross profit on product revenues	$259.7	$271.7	$12.0	4.6%
as a percentage of product revenues	68.8%	69.9%
Gross profit on service revenues	324.6	364.4	39.8	12.3%
as a percentage of service revenues	56.8%	58.5%
Total gross profit	$584.3	$636.1	$51.8	8.9%
as a percentage of total revenues	61.6%	62.9%

The increase in gross profit margin on product revenues is primarily a result of an increase in product revenues, continued increase in software based analytics solutions and a lower amortization of intangible assets.

The increase in gross profit margin on service revenues is primarily attributed to an increase in service revenues and improved efficiency.

Operating Expenses

	Years Ended December 31, (U.S. dollars in millions)
	2013	2014	Dollar. Change	Percentage Change

Research and development, net	$136.6	$148.6	$12.0	8.8%
Selling and marketing	248.6	264.2	15.6	6.3
General and administrative	88.3	85.6	(2.7)	(3.1)
Amortization of acquired intangible assets	30.6	20.3	(10.3)	(33.7)
Restructuring expenses	0.5	5.6	5.1	1,020

Research and Development, Net.  Research and development expenses, before capitalization of software development costs and government grants, increased to $153.0 million in 2014, as compared to $140.9 million in 2013, and represented 15.1% and 14.8% of revenues in 2014 and 2013, respectively. The increase in research and development, net is attributed primarily to an increase in cost of wages and subcontractors, partially resulting from increased headcount.

Capitalized software development costs were $0.9 million in 2014, as compared to $1.0 million in 2013.  Amortization of capitalized software development costs included in cost of product revenues were $1.3 million and $1.1 million in 2014 and 2013, respectively.

Selling and Marketing Expenses.  Selling and marketing expenses increased to $264.2 million in 2014, as compared to $248.6 million in 2013 and represented 26.1% and 26.2% of total revenues in 2014 and in 2013, respectively.  The increase in selling and marketing expense is attributed primarily to an increase in cost of wages and sales incentives resulting from high performance in our business, partially offset by a decrease in travel and other marketing expenses.

General and Administrative Expenses.  General and administrative expenses decreased to $85.6 million in 2014, as compared to $88.3 million in 2013, and represented 8.5% of total revenues in 2014, as compared to 9.3% of total revenues in 2013.  The decrease in general and administrative expense is due primarily to remeasurement of earn-out liabilities that resulted from prior years acquisitions, partially offset by an increase in cost of wages.

Amortization of acquired intangible assets.  Amortization of acquired intangibles included in the operating expenses represent 2.0% and 3.2% of our 2014 and 2013 revenues, respectively.  The decrease in amortization of acquired intangible assets is primarily attributable to the completion of amortization of intangible assets related to previous year’s acquisitions.

Restructuring expenses.  Restructuring expenses were $5.6 million in 2014, as compared to $0.5 million in 2013. The 2014 restructuring expenses were attributed mainly to restructuring of our workforce in certain geographies in order to improve efficiency.

Financial and Other Income

	Years Ended December 31, (U.S. dollars in millions)
	2013	2014	Dollar Change	Percentage Change

Financial income, net	$4.0	$3.8	$(0.2)	(5.0)%
Equity in losses of affiliated company	-	(0.6)	(0.6)	-
Other income (expenses), net	(0.1)	(0.0)	0.1	(100)%

Financial Income, Net.  The decrease in financial income, net is attributable primarily to a decline in interest rates in the global markets during 2014.

Other expenses, Net.  Other expenses, net in a total amount of $0.6 million in 2014, as compared to $0.1 million in 2013, was comprised primarily of amortization of intangible assets related to investment in affiliated company, net of equity gains.

Taxes on Income.  In 2014, taxes on income amounted to $12.0 million, as compared to $28.4 million in 2013. Our provision for taxes during 2013 was abnormally high due to the inclusion of an expense of $19.2 million as a result of a settlement with the Israeli Tax Authorities during 2013 of a specific multi-year tax audit and our election to take advantage of a special limited time program initiated by the Israeli government that allowed us to release our previously tax-exempted profits at a discounted tax rate that would otherwise have been due upon actual distribution of these profits.

Our effective tax rate for 2014 was 10.4% and was lower than expected due to being favorably affected by releases of tax provisions made in prior years upon a settlement during 2014 of a further multi-year tax audit.

The statutory rate in Israel was 26.5% for 2014 and onwards unless modified by the proper authority. The majority of our income in Israel continues to benefit from lower tax rates pursuant to our Preferred Enterprise programs, the details of which can be found in Note 13 of our Consolidated Financial Statements under the caption “Taxes on Income.”

Subject to unpredictable effects of any future settlements with tax authorities, unadjusted expiration of the statute of limitations, future changes in law or accepted practice and effects of potential mergers and acquisitions, we expect our effective tax rate (which includes effects of FIN No. 48 which has been incorporated into ASC 740) to be approximately 17-19% for 2015 and future years.

Net Income.  Net income was $103.1 million in 2014, as compared to $55.3 million in 2013.  The increase in 2014 resulted primarily from increase in revenues, increase in operating margin and decrease in taxes on income in 2014.

Comparison of Years Ended December 31, 2012 and 2013

Revenues

Our total revenues increased by approximately 8.0% to $949.3 million in 2013, from $879.0 million in 2012.  Revenues from sales of Customer Interactions Solutions were $592.3 million in 2013, an increase of 4.6% from 2012, revenues from sales of Security Solutions were $193.9 million in 2013, an increase of 4.3% from 2012, and revenues from sales of Financial Crime and Compliance Solutions were $163.1 million in 2013, an increase of 28.3% from 2012.  The growth in revenues from Customer Interactions Solutions is attributed primarily to increased revenues from Workforce Management solutions, real-time impact solutions and performance management solutions. This growth is driven by customers seeking to improve operational efficiency and customer experience and enhance compliance.  The increase in revenues from Security Solutions is attributable primarily to an increase in revenues from cyber and intelligence solutions, which increased because our customers in Law Enforcement and Intelligence agencies are confronted with a growing challenge of IP communications that requires new types of solutions that drive technology refresh cycles as well as adjusting regulation to allow for their implementation.   The increase in revenues from Financial Crime and Compliance Solutions is attributed to an increase in fraud attempts and complex financial crimes, resulting in a need for increased regulation and  the obligation to achieve compliance and to monitor risks using a more centralized approach.

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

Approximately 66% of the increase in service revenues is attributed to an increase in maintenance revenue resulting primarily from an increase in the install base from previous years’ sales. Approximately 34% of the increase in service revenues is attributed to an increase in professional services, SaaS and hosting revenues resulting primarily from an increase in installations and integrations.

Revenue by Region

	Years Ended December 31, (U.S. dollars in millions)
	2012	2013	Dollar Change	Percentage Change

United States, Canada andCentral and South America (“Americas”)	$549.6	$596.7	$47.1	8.6%
Europe, the Middle East and Africa (“EMEA”)	210.4	223.9	13.5	6.4
Asia-Pacific (“APAC”)	119.0	128.7	9.7	8.2
Total Revenues	$879.0	$949.3	$70.3	8.0%

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

Liquidity and Capital Resources

In recent years, the cash generated from our operating activities has financed our operations as well as the repurchase of our ordinary shares and payment of dividends.  Generally, we invest our excess cash in highly liquid investment grade securities.  As of December 31, 2014, we had $500.0 million of cash and cash equivalents and short-term and long-term investments, as compared to $443.2 million at December 31, 2013 and $444.7 million at December 31, 2012.

Cash provided by operating activities was $182.3 million, $124.3 million, and $135.6 million in 2014, 2013, and 2012, respectively.  Net cash from operations in 2014 consisted primarily of net income of $103.1 million and adjustments for non-cash activities including depreciation and amortization of $73.3 million, stock-based compensation of $29.8 million and increase in accrued expenses and other liabilities of $9.3 million, which were partially offset by deferred tax of $27.8 million and a decrease in trade payables of $13.8 million. Net cash from operations in 2013 consisted primarily of net income of $55.3 million and adjustments for non-cash activities including depreciation and amortization of $91.4 million, stock-based compensation of $26.3 million and an increase in trade payables of $5.1 million which were partially offset by an increase in trade receivables of $34.6 million, and deferred tax of $17.3 million. Net cash from operations in 2012 consisted primarily of net income of $67.9 million and adjustments for non-cash activities including depreciation and amortization of $95.5 million, stock-based compensation of $23.6 million, increase in accrued expenses and other liabilities of $9.2 million and a decrease in other receivables and prepaid expenses of $3.8 million which were partially offset by a decrease in deferred revenues, net of $27.1 million, deferred tax of $24.2 and an increase in trade receivables of $11.9 million.

Net cash used in investing activities was $9.1 million, $33.4 million and $164.3 million in 2014, 2013 and 2012, respectively.  In 2014, net cash used in investing activities consisted primarily of net investment in marketable securities of $28.4 million and purchase of property and equipment of $16.8 million, which were partially offset by net proceeds from short-term deposits of $37.8 million. In 2013, net cash used in investing activities consisted primarily of payment for the acquisition of Causata and other acquisitions in an aggregate of $24.2 million, net purchase of property and equipment of $20.2 million and net investment in short-term deposits of $ 6.1 million, which were partially offset by net proceed of marketable securities of $17.4 million.  In 2012, net cash used in investing activities consisted primarily of payment for the acquisition of Merced, RedKite and other acquisitions in an aggregate of $164.5 million and net purchase of property and equipment of $27.7 million, offset by net proceed of marketable securities and short-term deposits of $27.9 million.

Net cash used in financing activities was $101.7 million, $68.9 million and $76.6 million in 2014, 2013 and 2012, respectively. In 2014, net cash used in financing activities was attributed primarily to the repurchase of our ordinary shares of $94.3 million, and payment of dividends of $38.1 million, which were offset by proceeds from the issuance of shares upon exercise of options and purchase of shares under employee share purchase plans of $29.5 million.  In 2013, net cash used in financing activities was attributed primarily to the purchase of our ordinary shares of $79.4 million and payment of dividends of $29.0 million, which were partially offset by proceeds from issuance of shares upon exercise of options and purchase of shares under employee share purchase plans of $38.4 million.  In 2012, net cash used in financing activities was attributed primarily to the purchase of our ordinary shares of $107.0 million, which were offset by proceeds from issuance of shares upon exercise of options and purchase of shares under employee share purchase plans of $30.4 million.

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

Trend Information

Our development efforts are aimed at addressing several industry trends, including: increasingly demanding compliance requirements, organizations turning to advanced software to help improve revenues and efficiency, increased focus on improving customer experience, and a growing need to safeguard people and assets. The technology trends addressed: growing masses of structured and unstructured data that are being captured by organizations, broader adoption of advanced analytics technologies in real time, increased penetration of cloud technology and XaaS models (business models offering technology as a service such as SaaS, Infrastructure as a Service, Platform as a Service, Contact Center as a Service, etc.), growing challenges for financial institutions as well as governments as a result of the proliferation of IP-based communications including VoIP, as well as mobile devices and the use of social networks.

In connection with our Customer Interactions Solutions, the need to record and analyze customer interactions is constantly growing as compliance and regulatory pressures are increasing.

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

For more information on trends, uncertainties, demands, commitments or events that may have a material effect on revenue, please see Item 3, “Key Information—Risk Factors” in this annual report.

Contractual Obligations

Set forth below are our contractual obligations and other commercial commitments over the medium term as of December 31, 2014 (in thousands of U.S. dollars).

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3-5 years	More than 5 years
Operating Leases	89,027	17,169	26,122	21,662	24,074
Unconditional Purchase Obligations	18,590	12,779	4,955	856	-
Severance Pay*	24,134
Total Contractual Cash Obligations	131,751	29,948	31,077	22,518	24,074
Uncertain Income Tax Positions **	18,561

*	Severance pay relates to accrued obligations to employees as required under applicable labor laws. These obligations are payable only upon termination, retirement or death of the respective employees.
**
Uncertain income tax positions under ASC 740 are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement.  See Note 13(h) of our Consolidated Financial Statements for further information regarding our liability under ASC 740.

		Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1- 3 years	3-5 years	More than 5 years
Guarantees – continuing operations	38,008	14,283	8,646	14,147	932

Qualitative and Quantitative Disclosure About Market Risk

For information on the market risks relating to our operations, please see Item 11, “Quantitative and Qualitative Disclosures about Market Risk” in this annual report.

Item 6.                      Directors, Senior Management and Employees.

6.A. Directors and Senior Management

The following table sets forth, as of March 18, 2015, the name, age and position of each of our directors and executive officers:

Name	Age	Position
David Kostman(1)(4)(5)	50	Chairman of the Board of Directors
Joseph Atsmon(1)(3) (5)	66	Vice-Chairman of the Board of Directors
Rimon Ben-Shaoul(2)(4)	70	Director
Dan Falk(1)(2)(3)(4)(5)(6)	70	Director
Yocheved Dvir(1)(2)(3)(6)	62	Director
Yehoshua Ehrlich(4)	65	Director
Leo Apotheker(4)	61	Director
Joe Cowan(2)	66	Director
Barak Eilam	39	Chief Executive Officer
Miki Migdal	54	President, Enterprise Product Group
Christopher Wooten	49	Executive Vice President, Surveillance
Yossi Ofek	43	Executive Vice President, Cyber and Intelligence Solutions
Joseph Friscia	60	President, NICE-Actimize
Dafna Gruber	50	Chief Financial Officer
Sarit Sagiv	46	Chief Financial Officer - appointee
Yechiam Cohen	58	Corporate Vice President, General Counsel and Corporate Secretary
Eran Porat	52	Corporate Vice President, Finance
Eran Liron	47	Executive Vice President, Marketing and Corporate Development
Tom Dziersk	51	President, NICE Americas
Benny Einhorn	59	President, NICE EMEA
Raghav Sahgal	52	President, NICE APAC
Sigal Gillmore	45	Executive Vice President, Human Resources
Barry Cooper	44	Executive Vice President, Global Services and Cloud
 ___________________________
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Internal Audit Committee.
(4)	Member of the Mergers and Acquisitions Committee.
(5)	Member of the Nominations Committee.
(6)	Outside Director. See Item 6, “Directors, Senior Management and Employees—Board Practices— Outside Directors.”

Ms. Gruber will be retiring from her position as Chief Financial Officer of our company, and Ms. Sarit Sagiv will assume the position following a transition period.

In April 2014, Tom Dziersk assumed the position of President, NICE Americas.

In April 2014, Joseph Friscia assumed the position of President, Nice Actimize.

In June 2014, Christopher Wooten assumed the position of Executive Vice President, Surveillance.

In July 2014, Miki Migdal assumed the position of President, Enterprise Product Group.

In July 2014, Yossi Ofek assumed the position of Executive Vice President, Cyber and Intelligence.

Set forth below is a biographical summary of each of the above-named directors and executive officers of NICE.  Each of our directors qualifies as an independent director under applicable NASDAQ rules.

David Kostman has served as one of our directors since 2001, with the exception of the period between June 2007 and July 2008, and as our Chairman of the Board since February 2013.  Mr. Kostman is currently Executive Chairman of Nanoosh LLC. He recently served on the board of directors of publicly traded Retalix Ltd., which was acquired by NCR Corporation, and serves on the board of directors of Outbrain, Inc. and ironSource Ltd.  From 2006 until 2008, Mr. Kostman was a Managing Director in the investment banking division of Lehman Brothers, heading the Global Internet Group.  From April 2003 until July 2006, Mr. Kostman was Chief Operating Officer and then Chief Executive Officer of Delta Galil USA, a subsidiary of publicly traded Delta Galil Industries Ltd.  From 2000 until 2002, Mr. Kostman was President of the International Division and Chief Operating Officer of publicly traded VerticalNet Inc.  Prior to that Mr. Kostman worked in the investment banking divisions of Lehman Brothers (1994-2000) focusing on the technology and Internet sectors and NM Rothschild & Sons (1992-1993), focusing on M&A and privatizations. Mr. Kostman holds a Bachelor’s degree in Law from Tel Aviv University and a Master’s degree in Business Administration from INSEAD.

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

Rimon Ben-Shaoul has served as one of our directors since September 2001.  Since 2001, Mr. Ben-Shaoul has served as Co-Chairman, President, and Chief Executive Officer of Koonras Technologies Ltd., a technology investment company controlled by LEADER Ltd., an Israeli holding company.  Mr. Ben-Shaoul also serves as a director of MIND C.T.I. Ltd. and several private companies, and served as a director of BVR Systems Ltd.  In addition, he served as the President and Chief Executive Officer of Polar Communications Ltd., which manages media and communications investments.  Mr. Ben-Shaoul also served as the Chairman of T.A.T Technologies Ltd., a public company listed on NASDAQ and TASE. Between 1997 and 2001, Mr. Ben-Shaoul was the President and Chief Executive Officer of Clal Industries and Investments Ltd., one of the largest holding companies in Israel with substantial holdings in the high tech industry.  During that time, Mr. Ben-Shaoul also served as Chairman of the Board of Directors of Clal Electronics Industries Ltd., Scitex Corporation Ltd., and various other companies within the Clal Group.  Mr. Ben-Shaoul also served as a director of ECI Telecom Ltd., Fundtech Ltd., Creo Products, Inc. and Nova Measuring Instruments Ltd.  From 1985 to 1997, Mr. Ben-Shaoul was President and Chief Executive Officer of Clal Insurance Company Ltd. and a director of the company and its various subsidiaries.  Mr. Ben-Shaoul holds a Bachelor’s degree in Economics and Statistics and a Master’s degree in Business Administration, both from Tel-Aviv University.

Dan Falk has served as one of our statutory outside directors since 2001.  From 1999 to 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V.  From 1985 to 1999, Mr. Falk served in various positions in Orbotech Ltd., the last of which were Chief Financial Officer and Executive Vice President.  From 1973 to 1985, he served in several executive positions in the Israel Discount Bank.  Mr. Falk also serves as the Chairman of AVT-Advanced Vision Technology Ltd., and serves on the board of directors of Orbotech Ltd., Ormat Technologies Inc. and Attunity Ltd. Mr. Falk holds a Bachelor’s degree in Economics and Political Science and a Master’s degree in Business Administration, both from the Hebrew University, Jerusalem.

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

Leo Apotheker has served as one of our directors since August 2013. Mr. Apotheker was the Managing Partner and co-founder of efficiency capital SAS, a growth capital advisory firm, from 2012 to 2014. From 2010 to 2011, Mr. Apotheker served as Chief Executive Officer of Hewlett Packard Company. From 2008 to 2010, he served as Chief Executive Officer of SAP AG. In addition, he is currently chairman of the board of KMD, one of Denmark’s leading IT and software companies, as well as a member of the boards of several international companies including Schneider Electric SA and Steria. Mr. Apotheker holds a Bachelor’s degree in Economics and International Relations from the Hebrew University of Jerusalem.

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

Barak Eilam has served as Chief Executive Officer since April 2014. In his previous position with NICE, Mr. Eilam was President of our American division from July 2012 to March 2014. Prior to that, Mr. Eilam was the head of sales and the general manager of the Enterprise Group in the Americas. From 2007 to 2009, Mr. Eilam founded and served as the general manager of the NICE Interaction Analytics Global Business Unit. Mr. Eilam has also served in a variety of executive positions within NICE, managing different aspects of the business in product development, sales and product management. Before joining NICE in 1999, Mr. Eilam was an officer for an elite intelligence unit in the Israeli defense forces. Mr. Eilam holds a Bachelor's degree in Electrical and Electronics Engineering from Tel Aviv University.

Miki Migdal has served as President of the NICE Enterprise Product Group since July 2014. Prior to joining NICE, Mr. Migdal was the CEO of SAP Israel and held additional leadership roles at SAP including Senior Vice President of Development at SAP Global and President of SAP Labs Israel. He also served in executive positions at B.V.R Systems, Amdocs and Mercury Interactive (HP Software). Mr. Migdal holds a B.Sc. in Math and Computer Science from Tel Aviv University.

Chris Wooten has served as Executive Vice President of the Surveillance Group since June 2014. During his tenure with NICE, Mr. Wooten has held various executive positions, including Vice President and General Manager of the Public Safety Division, President of the Public Safety Global Business Unit and President of the Americas Security Division. Mr. Wooten has previously held executive positions with Motorola, JTECH Communications and Thales Contact Solutions. Thales Contact Solutions was subsequently acquired by NICE in 2002. Mr. Wooten holds a BSBA Degree in Marketing and Business Administration from the University of Central Florida.

Yossi Ofek has served as Executive Vice President of the Cyber and Intelligence business since July 2014. In his previous role from 2013 to 2014, Mr. Ofek served as Executive Vice President and Head of Plasan's Security Solutions Division, a provider of mission-specific vehicular solutions for homeland security. Prior to that, he spent 15 years at NICE holding various executive positions where he took part in establishing and developing, and later heading, the NICE Cyber and Intelligence Division. Mr. Ofek holds an MBA and a B.Sc. in Computer Science from Tel Aviv University.

Joseph Friscia has served as President of NICE Actimize since April 2014. Prior to joining NICE, Mr. Friscia served as President of BAE Systems’ Applied Intelligence Americas business.  He joined BAE when BAE Systems acquired Norkom Technologies, where he had served as General Manager and Executive Vice President of the Americas.  Prior to Norkom, Mr. Friscia was a co-founder of Pegasystems, Inc., the leading Business Process Management software company, from its origin and through taking it public in 1996. Mr. Friscia holds an MBA degree from Adelphi University and a B.A. from Long Island University.

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

Sarit Sagiv has been appointed Chief Financial Officer of our company and will assume such position following a transition period.  From April 2012 until September 2013, she served as the Chief Financial Officer of Retalix Ltd., a publicly traded leading global provider of software and services to retailers (acquired by NCR Corporation in 2013). From September 2007 to October 2010 Ms. Sagiv served as Vice President Finance for Amdocs Limited, a publicly traded market leader in software and services for service providers in the communications, media and entertainment industry, and prior to that, as Finance Director of the Emerging Markets Division at Amdocs.  In addition, she has held various senior financial positions including the role of management member at Quantum Pacific Group, an international private group of businesses. She also served as the Chief Financial Officer at publicly traded Orad Hi-Tec Systems Ltd. and Cimatron Ltd (later acquired by 3D Systems). Ms. Sagiv is a certified public accountant and holds BA in Accounting and Economics and an MBA, both from Tel Aviv University alongside an MA in law from Bar Ilan University.

Yechiam Cohen has served as our Corporate Vice President, General Counsel and Corporate Secretary since 2005.  From 1996 to 2004, he served as General Counsel of Amdocs, a publicly traded company and a leading provider of billing and CRM software solutions to the telecommunications industry.  Before joining Amdocs, Mr. Cohen was a partner in the Tel Aviv law firm of Dan Cohen, Spigelman & Company.  From 1987 to 1990, he was an associate with the New York law firm of Dornbush, Mensch, Mandelstam and Schaeffer.  Mr. Cohen served as a law clerk to Justice Beijski of the Supreme Court of Israel in Jerusalem.  He holds a Bachelor’s degree from the Hebrew University School of Law and is admitted to practice law in Israel and New York.

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

Tom Dziersk has served as the President of NICE Americas since April 2014. Prior to NICE, Mr. Dziersk was Executive Vice President, Worldwide Sales and Marketing and Senior Vice President, Americas at JDA Software Group, Inc. He has held other senior executive leadership roles as President and Chief Executive Officer at SAMSys, President and Chief Executive Officer at Clear Orbit, and Senior Vice President of Sales and Marketing at Essentus International. He also held various management and sales positions with JBA International and Loadstar Computer Systems. Mr. Dziersk holds a B.A. in Economics from the University of Michigan.

Benny Einhorn has served as our President of NICE EMEA since July 2012.  Mr. Einhorn also acted as Chief Marketing Officer between April 2012 and October 2013, and was responsible for NICE’s global marketing, business partner and channel activities. From 2008 to 2009, Mr. Einhorn served as the Vice President of Sales and Marketing in Modu, an innovative manufacturer of the world’s lightest modular mobile phones.  From 2001 to 2008, he was the Chief Marketing Officer and President of EMEA at Comverse Inc.  Mr. Einhorn holds an MBA degree and a Bachelor's degree in Industrial Engineering from Tel Aviv University.

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

Barry Cooper has served as Executive Vice President, Global Services since July 2013, and Executive Vice President, Cloud since March 2014. During his tenure at NICE, Mr. Cooper previously served as Vice President of Business Operations in APAC. Prior to joining NICE, Mr. Cooper was a Management Consultant at Accenture; the Head of Customer Service, IT and Billing at Time Telekom, Malaysia; and VP Professional Services, APAC for CSG Systems (later Comverse). Mr. Cooper holds a First Class Bachelor of Science with Honors in Computing Science from the University of Salford in the UK.

There are no family relationships between any of the directors or executive officers named above.

6.B. Compensation

(a) Aggregate Executive Compensation

The aggregate compensation paid to or accrued on behalf of all our directors and executive officers as a group of 26 persons during 2014 consisted of approximately $10.7 million in salary, fees, bonus, commissions and directors’ fees and approximately $0.4 million in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts we expended for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

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

During 2014, our officers and directors received, in the aggregate, (i) options to purchase 720,033 ordinary shares, that include 198,633 options with an exercise price equal to the par value of the ordinary shares (the “par value options”), and (ii) 53,333 restricted share units, under our equity based compensation plans.  The options (other than the par value options) have a weighted average price of $40.03 and all options will expire six years after the date of grant.  The restricted shares units are granted at par value of the ordinary shares.  For information regarding our option exchange program, see "Share Ownership–Option Exchanges and Price Adjustment" below.

           Pursuant to the requirements of the Israeli Companies Law, 5759–1999, or the Israeli Companies Law, remuneration of our directors requires shareholder approval.  Compensation and reimbursement for outside directors (as described below) is statutorily determined pursuant to the Israeli Companies Law.  Effective as of October 1, 2013, our shareholders approved the payment to each of our non-executive directors, including outside directors, of an annual fee of NIS 120,000 (equivalent to approximately $30,856) and a meeting attendance fee of NIS 3,250 (equivalent to approximately $836), including for meetings of committees of the Board of Directors. The cash amounts set forth above are subject to adjustment for changes in the Israeli consumer price index.

On August 27, 2013, at our 2013 annual general meeting of shareholders, following the recommendation of our compensation committee and approval by our Board of Directors, our shareholders approved a new compensation policy for directors and officers. In addition, our shareholders approved a supplemental annual cash fee for the Chairman of the Board in the amount of NIS 450,000 (equivalent to approximately $115,711), effective retroactively from the date of his appointment as Chairman of the Board on February 13, 2013.  The supplemental annual fee is subject to adjustment for changes in the Israeli consumer price index after September 2012.

(b) Individual Compensation of Covered Executives

The following describes the compensation of our five most highly compensated executive officers in 2014, based on the total of salary costs, bonus cost and equity granted in 2014 ("Covered Executives").

The Compensation specified below is broken down into the following components (all amounts specified below are in terms of cost to the Company, as recorded in our financial statements). U.S. dollar amounts indicated for Salary, Bonus and Equity Costs are in thousands of dollars and for Covered Executives in Israel are based on the Shekel exchange rate of 3.54, which represents the average rate for the year, and for the Covered Executive in Singapore are based on the Singapore dollar exchange rate of 1.27, which represents the average rate for that year.

(1)
Salary Costs. Salary Costs include gross salary, benefits and perquisites, including those mandated by applicable law which may include, to the extent applicable to each Covered Executive, payments, contributions and/or allocations for pension, severance, vacation, travel and accommodation, car or car allowance, medical insurances and risk insurances (e.g., life, disability, accidents), phone, convalescence pay, relocation, payments for social security, and other benefits consistent with the Company's guidelines.

(2)
Bonus Costs. Bonus Costs represent bonuses granted to the Covered Executive with respect to the year ended December 31, 2014, paid in accordance with the Company's performance-based bonus plan or as detailed in footnotes below.

(3)
Equity Costs. Represents the expense recorded in our financial statements for the year ended December 31, 2014, with respect to equity granted in 2014 and in previous years (if applicable). For assumptions and key variables used in the calculation of such amounts see note 14b of our audited consolidated financial statements.

i.
Barak Eilam – CEO. Salary Costs - $559; Bonus Costs1 - $678; Equity Costs - $1,616 expense recorded in 2014 for equity granted in 2014 and $682 expense recorded in 2014 for equity granted in previous years.

ii.
Dafna Gruber – CFO. Salary Costs - $458; Bonus Costs - $297; Equity Costs - $627 expense recorded in 2014 for equity granted in 2014 and $573 expense recorded in 2014 for equity granted in previous years.

iii.	Thomas Dziersk – President, NICE Americas. Salary Costs - $484; Bonus Costs2 - $421; Equity Costs - $354 expense recorded in 2014 for equity granted in 2014.

iv.
Raghav Sahgal – President, NICE APAC. Salary Costs - $495; Bonus Costs - $300; Equity Costs - $308 expense recorded in 2014 for equity granted in 2014 and $424 expense recorded in 2014 for equity granted in previous years.

v.	Joseph Friscia – President, NICE Actimize. Salary Costs - $341; Bonus Costs - $371; Equity Costs - $238 expense recorded in 2014 for equity granted in 2014.

1	Including a $100 additional bonus in relation to 2014, which is still subject to shareholders' approval at our upcoming general meeting.
2	Including a $50 additional bonus in relation to 2014, which was granted in 2015.

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

The initial term of an outside director is three years and may be extended for up to two additional three-year terms.  Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the internal audit committee and the Board of Directors confirm that, in light of the outside director’s expertise and special contribution to the work of the Board of Directors and its committees, the reelection for such additional period is beneficial to the company.  Reelection of an outside director may be effected through one of the following mechanisms: (1) the Board of Directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint outside directors for their initial term; or (2) a shareholder holding one percent or more of a company’s voting rights or the outside director proposed the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than two percent of the voting rights in the company. An outside director may be removed only in a general meeting, by the same percentage of shareholders as is required for electing an outside director, or by a court, and in both cases only if the outside director ceases to meet the statutory qualifications for appointment or if he or she has violated the duty of loyalty to us.  Each committee of a company’s Board of Directors which is empowered to exercise any of the Board’s powers is required to include at least one outside director, provided that each of the internal audit committee and compensation committee must include all of the outside directors.

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

In addition, our Articles of Association provide that, if we do not have a shareholder that holds 25% or more of our issued and outstanding share capital, then a majority of the directors shall be "independent" as defined in the Israeli Companies Law and the regulations promulgated thereunder. If we have a shareholder that holds 25% or more of our issued and outstanding share capital, then at least one third of the directors shall be "independent." All of our directors satisfy the respective independence requirements of the Israeli Companies Law. The qualifications for independent directors under the Israeli Companies Law are similar to those for outside directors, as described above under “—Outside Directors”, including the nine-year term limit and the ability to extend such term beyond nine years upon the approval of our internal audit committee and Board of Directors.

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

Our audit committee has adopted a charter specifying the committee’s purpose and outlining its duties and responsibilities which include, among other things, (i) appointing, retaining and compensating the company’s independent auditor, subject to shareholder approval, (ii) pre-approving all services of the independent auditor,  (iii) reviewing the annual audited financial statements and quarterly financial statements, and the content of our earnings press releases, as well as financial information and earnings guidance, and (iv) overseeing our accounting and financial reporting processes and the audits of our financial statements.  Our audit committee is also authorized to act as our “qualified legal compliance committee.” As such, our audit committee will be responsible for investigating reports made by attorneys appearing and practicing before the SEC in representing us, of perceived material violations of U.S. federal or state securities laws, breaches of fiduciary duty or similar material violations of U.S. law by us or any of our agents.

We believe we currently meet the applicable NASDAQ requirements with respect to our Audit Committee and we intend to continue to take all actions as may be necessary for us to maintain our compliance with applicable NASDAQ requirements.

Compensation Committee

As required by NASDAQ rules, our compensation committee approves the compensation of our executive officers. The compensation committee is also authorized to approve the grant of stock options and other securities to eligible grantees under our benefit plans pursuant to guidelines adopted by our Board of Directors.  However, grants of stock options and other securities to our executive officers also require approval of our Board of Directors.  Under a recent amendment to the Israeli Companies Law, the Board of Directors of a public company must establish a compensation committee. The compensation committee must consist of at least three directors who satisfy certain independence qualifications as further detailed above in relation to Internal Audit Committee members, and the chairman of the compensation committee is required to be an outside director. Under the Israeli Companies Law, the role of the compensation committee is to recommend to the Board of Directors, for ultimate shareholder approval by a special majority, a policy governing the compensation of office holders based on specified criteria, to review modifications to the compensation policy from time to time, to review its implementation and to approve the actual compensation terms of office holders prior to the approval thereof by the Board of Directors.

In 2013, NASDAQ adopted new rules regarding approval of executive officer compensation generally applicable to NASDAQ-listed companies.  Pursuant to the new rules, which began applying to us on May 27, 2014, the date of our general meeting of shareholders held in 2014, our compensation committee is required to consist of at least two members, with all members of the compensation committee required to be independent, unless we elect to take advantage of the exemption provided to "foreign private issuers" to comply with home country practice instead of the listing rules of exchanges such as NASDAQ, which we do not presently intend to do.  The determination of whether a director is independent takes into account all factors relevant to whether a director has a relationship to us which would be material to such director’s ability to be independent from management in connection with carrying out the duties of a compensation committee member. Factors required for consideration in making this determination specifically include (i) the source of compensation of such director (including any consulting, advisory or other compensatory fee paid by us to such director) and (ii) whether such director is affiliated with us or one of our affiliates or subsidiaries.  Pursuant to the new NASDAQ rules, we are also required to adopt a compensation committee charter, which among other things, must set forth the scope of the compensation committee’s responsibilities and how they will be carried out, as well as grant the compensation committee the power to retain compensation advisers following consideration of certain factors that may be indicative of a conflict of interest by the compensation adviser in rendering compensation advice.

On March 20, 2014 our Board of Directors (i) determined that each of the members of our compensation committee (Dan Falk (chairman), Rimon Ben Shaoul, Yocheved Dvir and Joe Cowan) are independent in accordance with the standards of the new NASDAQ rules described in the paragraph above, and (ii) adopted a compensation committee charter that includes the requirements of the new NASDAQ rules.  However, the charter provides that if there is any conflict between the responsibilities and requirements set forth therein and either the Israeli Companies Law or compensation policy approved by our Board of Directors upon the recommendation of our compensation committee and subsequently approved by our shareholders (the “Compensation Policy”), the latter will govern.  For information regarding the Compensation Policy, see Item 10 “Additional Information - Memorandum and Articles of Association – Approval of Office Holder Compensation” in this annual report.

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

Dan Falk (chairman), Rimon Ben Shaoul, Yocheved Dvir and Joe Cowan, the current members of the compensation committee, also satisfy the independence requirements of the Israeli Companies Law.

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

Employees

As of December 31, 2014, we had 3,513 employees worldwide, which represented a decrease of approximately 1.8% from year-end 2013.

The following table sets forth the number of our full-time employees at the end of each of the last three fiscal years as well as the main category of activity and geographic location of such employees:

	At December 31,
Category of Activity	2012	2013	2014

Operations	110	110	108
Customer Support	1,291	1,393	1,343
Sales & Marketing	809	840	811
Research & Development	803	865	890
General & Administrative	387	368	361
Total	3,400	3,576	3,513

Geographic Location
Israel	1,206	1,285	1,256
Americas	1,298	1,365	1,344
Europe	607	631	607
Asia Pacific	289	295	306
Total	3,400	3,576	3,513

We also utilize temporary employees in various activities.  On average, we employed 70 temporary employees and obtained services from 833 consultants (not included in the numbers set forth above) during 2014.

Our future success will depend in part upon our ability to attract and retain highly skilled and qualified personnel.  Although competition for such personnel is generally intense, we believe that adequate personnel resources are currently available in Israel to meet our requirements.

We are not a party to any collective bargaining agreement with our employees or with any labor organization.  However, we are subject to certain labor related statutes, and to certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists’ Association of Israel) that are applicable to our Israeli employees by order of the Israeli Ministry of Labor and Welfare.  These statutes and provisions principally concern the length of the work day and the work week, minimum wages for workers, insurance for work-related accidents, determination of severance pay and other conditions of employment.  Israeli law generally requires the payment by employers in Israel of severance pay upon the death of an employee, his retirement or upon termination of employment by the employer without due cause.  We currently fund our ongoing severance obligations in Israel by making monthly payments to approved severance funds or insurance policies.  For more information, please see Note 2q to our Consolidated Financial Statements.  In addition, according to the National Insurance Law, Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, an organization similar to the U.S. Social Security Administration.  These contributions entitle the employees to benefits in periods of unemployment, work injury, maternity leave, disability, reserve military service and bankruptcy or winding-up of the employer.  Since January 1, 1995, such amount also includes payments for national health insurance.  The payments to the National Insurance Institute are equal to approximately 17% of an employee’s wages (up to a certain cap as determined from time to time by law), of which the employee contributes approximately 66% and the employer contributes approximately 34%.

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

Share Ownership

As of March 15, 2015, our directors and executive officers beneficially owned an aggregate of 378,457 options to purchase ordinary shares that were vested on such date or that are scheduled to vest within 60 days thereafter, or approximately 0.63% of our outstanding ordinary shares. The options have an average exercise price of $33.32 per share and expire between 2015 and 2021. No individual director or executive officer beneficially owns 1% or more of our outstanding ordinary shares.

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

The 2008 Plan provides that the number of shares that may be subject to Awards granted under the 2008 Plan shall be an amount per calendar year, equal to 3.5% of our issued and outstanding share capital as of December 31 of the preceding calendar year.  Out of such quantity, options that are not granted in a particular calendar year will not be allocated during the next calendar years.  By setting these terms, our Board of Directors took into account the need for current employee retention and retention of future employees, including, specifically, the need to retain in certain years employees that join through acquisitions. During 2014, we granted 1,544,326 options and restricted share units under the 2008 Plan (which constituted 2.2% of our issued and outstanding share capital as of December 31, 2014).

The 2008 Plan is generally administered by our Board of Directors and compensation committee, which determines the grantees under the 2008 Plan and the number of Awards to be granted.  As of March 15, 2015, options and restricted share units to purchase 4,155,989 ordinary shares were outstanding under the 2008 Plan at a weighted average exercise price of $20.67.  On November 6, 2014, we registered, through the filing of registration statements on Form S-8 with the SEC under the Securities Act of 1933, an additional 1,000,000 ADSs, issuable to participants in the 2008 Plan.

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

As of March 15, 2015, assumed Actimize options to purchase 13,169 ordinary shares of NICE were outstanding at a weighted average exercise price of $10.91.  No additional grants are being made under this plan following the acquisition of Actimize.

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

As of March 15, 2015, assumed Orsus options to purchase 4,292 ordinary shares of NICE were outstanding under the 2007 Orsus Plan, at a weighted average exercise price of $13.88.  We have registered, through the filing of registration statements on Form S-8 with the SEC under the Securities Act of 1933, 60,000 ADRs for issuance under the 2007 Orsus Plan.

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

As of March 15, 2015, Assumed e-Glue Options and restricted share unit to purchase 1,660 ordinary shares of NICE were outstanding under the 2004 e-Glue Plan.  The exercise price per share underlying the options and restricted share units is equal to the nominal value of an ordinary share.  We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act of 1933, 76,035 ADRs for issuance under the 2004 e-Glue Plan.

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

As of March 15, 2015, assumed Fizzback options and restricted share units to purchase 12,551 ordinary shares of NICE were outstanding under the Fizzback Plan, at a weighted average exercise price of $0.49.  We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act of 1933, 165,695 ordinary shares for issuance under the Fizzback Plan.

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

As of March 15, 2015, assumed Merced options, restricted share units and restricted shares to purchase 22,667 ordinary shares of NICE were outstanding under the 2001 Merced Plan and the 2011 Merced Plan, at a weighted average exercise price of $14.57.  We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act of 1933, 343,288 ordinary shares for issuance under the 2001 Merced Plan and the 2011 Merced Plan.

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

As of March 15, 2015, assumed Causata options to purchase 26,400 ordinary shares of NICE were outstanding under the Causata Scheme.  We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act of 1933, 131,316 ordinary shares for issuance under the Causata Scheme.

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

As of March 15, 2015, assumed Causata restricted stock units to purchase 21,190 ordinary shares of NICE were outstanding under the Causata Plan.

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

Item 7.                      Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares, with respect to each person known to us to be the beneficial owner of 5% or more of our outstanding ordinary shares, reported as of March 15, 2015.  None of our shareholders has any different voting rights than any other shareholder.

Name and Address	Number of Shares		Percent of Shares Beneficially Owned (1)
Psagot Investment House Ltd. 14 Ahad Ha’am Street Tel Aviv 65142, Israel	4,329,691	(2)	7.3%

Massachusetts Financial Services Company 111 Huntington Avenue Boston, MA 02199	4,162,819	(3)	7.0%

Migdal Insurance & Financial Holdings Ltd. 4 Efal Street; P.O. Box 3063 Petach Tikva 49512, Israel	3,729,783	(4)	6.3%

Harel Insurance Investments & Financial Services Ltd. Harel House 3 Abba Hillel Street Ramat Gan 52118, Israel	3,446,287	(5)	5.8%
___________
(1)           Based upon 59,549,523 ordinary shares issued and outstanding as of March 15, 2015.

(2)           These securities are held for members of the public through, among others, portfolio accounts managed by Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., mutual funds managed by Psagot Mutual Funds Ltd., provident funds managed by Psagot Provident Funds and Pension Ltd., and pension funds managed by Psagot Pension (Haal) Ltd., according to the following segmentation: 1,573,543 ordinary shares are held by portfolio accounts managed by Psagot Securities Ltd., 1,342,311 ordinary shares are held by Psagot Exchange Traded Notes Ltd., 1,177,341 ordinary shares are held by provident funds managed by Psagot Provident Funds and Pension Ltd., and 236,496 ordinary shares are held by mutual funds managed by Psagot Mutual Funds Ltd. (of this amount, 30,400 shares may also be considered beneficially owned by Psagot Securities Ltd., but are not included in the shares beneficially owned by Psagot Securities Ltd., as indicated above).  Each of the foregoing companies is a wholly-owned subsidiary of Psagot Investment House Ltd.   This information is based upon a Schedule 13G/A filed by Psagot Investment House Ltd. with the SEC on February 18, 2015.

(3)           These securities consist of (i) American Depositary Shares that can be converted to ordinary shares and (ii) ordinary shares. This information is based upon a Schedule 13G/A filed by Massachusetts Financial Service Company with the SEC on February 11, 2015.

(4)           Of these securities, (i) 3,598,558 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Reporting Person, according to the following segmentation: 1,913,888 ordinary shares are held by profit-participating life assurance accounts, 1,377,539 ordinary shares are held by provident funds and companies that manage provident funds, and 307,131 ordinary shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 131,225 are beneficially held for their own account (Nostro account). This information is based upon a Schedule 13G filed by Migdal with the SEC on February 10, 2015.

(5)           Of these securities, (i) 3,275,459 ordinary shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Harel Insurance Investments & Financial Services Ltd. ("Harel"), each of which subsidiaries operates under independent management and makes independent voting and investment decisions; (ii) 92,370 ordinary shares are held by third-party client accounts managed by a subsidiary of Harel as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts and (iii) 78,458 ordinary shares are beneficially held for its own account. This information is based upon a Schedule 13G filed by Harel with the SEC on February 12, 2015.

As of March 15, 2015, we had approximately 48 registered ADS holders of record in the United States, holding approximately 46% of our outstanding ordinary shares, as reported by The Bank of New York Mellon, the depositary for our ADSs.

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

Consultant Dispute

On November 4, 2014, a former consultant of Nice Systems Latin America, Inc. sent a demand letter claiming a breach of contract by Nice Systems Latin America, Inc. due to its failure to pay him full consideration for consultation services. The former consultant is claiming an outstanding payment in the total amount of $937,264.82 for such services. Nice Systems Latin America, Inc. responded in December 2014 and denied Mr. Gordon’s entitlement to such payment. To date, no claim has been filed against Nice Systems Latin America, Inc. At this preliminary stage we are unable to evaluate the probability of a favorable or unfavorable outcome in this dispute.

Actimize Former Employee Dispute

On November 7, 2012, a former employee of Actimize Inc. filed a suit in the United States District Court for the Southern District of New York claiming discrimination on the basis of disability. The suit includes a claim for reinstatement as well as compensatory damages and other relief. The parties engaged in mediation, but the mediation did not result in a resolution of the case. A settlement conference was held on February 10, 2014, but no settlement was reached. Actimize Inc. filed a motion for partial summary judgment, seeking dismissal of the statutory discrimination claims. The briefing on the motion has been completed and the parties await the Court’s decision. We are unable to evaluate the probability of a favorable or unfavorable outcome in this dispute.

Dividends

On February 13, 2013, we announced that our Board of Directors approved a dividend plan under which we intend to pay quarterly cash dividends to holders of our ordinary shares and ADRs subject to declaration by the Board. The initial annual dividend was $0.64 per share, or $0.16 per share quarterly, and the first quarterly dividend payment was made in the second quarter of 2013.  The total amount of dividends paid in 2014 was $0.64 per share. Under Israeli law, dividends may be paid only out of profits and other surplus (as defined in the law) as of our most recent financial statements or as accrued over a period of two years, whichever is higher, provided that there is no reasonable concern that the dividend distribution will prevent us from meeting our existing and foreseeable obligations as they come due.  Apart from these dividends, the Company has never declared or paid cash dividends on its ordinary shares. Payment of future dividends, if any, will be at the discretion of our Board of Directors and will depend on various factors, such as our statutory profits, financial condition, operating results and current and anticipated cash needs.  In the event cash dividends are declared by us, we may decide to pay such dividends in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion. For more information regarding the taxation implications of the dividend plan, see “Item 10 - Additional Information - Taxation” of this annual report.

Significant Changes

On February 5, 2015, we announced that Dafna Gruber will be retiring from her position as Chief Financial Officer of our company. As approved by our Board of Directors on February 4, 2015, Ms. Sarit Sagiv will assume the position of Chief Financial Officer of NICE following a transition period.

Other than as disclosed above, there are no significant changes that occurred since December 31, 2014, except as otherwise disclosed in this annual report and in the annual consolidated financial statements included in this annual report.

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

	ADSs
	High	Low
Annual
2010	35.20	25.10
2011	38.49	27.17
2012	40.04	29.51
2013	42.12	33.63
2014	51.75	37.08

Quarterly

Quarterly 2013
First Quarter	$38.28	$34.02
Second Quarter	37.96	33.63
Third Quarter	42.12	36.31
Fourth Quarter	42.06	37.44

Quarterly 2014
First Quarter	$45.00	$37.79
Second Quarter	46.07	37.08
Third Quarter	41.55	37.84
Fourth Quarter	51.75	38.60

Quarterly 2015
First Quarter	$61.92	$47.95
Monthly
September 2014	$41.55	$38.62
October 2014	41.80	38.60
November 2014	50.09	40.26
December 2014	51.75	47.23
January 2015	51.20	47.95
February 2015	59.64	48.21
March 2015	61.92	57.99

On April 1, 2015, the last reported price of our ADSs was $60.50 per ADS.

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

	Ordinary Shares
	High		Low
	NIS	$	NIS	$
Annual
2010	129.70	34.66	97.20	25.08
2011	139.00	37.45	97.25	27.12
2012	150.00	38.82	117.80	30.29
2013	149.10	42.21	122.10	33.27
2014	203.30	51.94	130.60	36.90

Quarterly 2013
First Quarter	144.00	38.69	124.20	33.27
Second Quarter	137.90	37.20	122.10	33.74
Third Quarter	147.80	42.05	130.50	36.76
Fourth Quarter	149.10	42.21	132.60	37.49

Quarterly 2014
First Quarter	155.00	44.45	133.70	36.90
Second Quarter	158.70	45.71	130.60	37.73
Third Quarter	152.30	41.74	132.70	37.70
Fourth Quarter	203.30	51.94	145.20	38.85

Quarterly 2015
First Quarter	246.70	61.58	189.40	47.95

Monthly
September 2014	152.30	41.74	139.90	38.99
October 2014	154.10	42.12	145.20	38.85
November 2014	184.90	47.84	152.90	40.35
December 2014	203.30	51.94	183.70	46.93
January 2015	201.60	51.40	189.90	47.95
February 2015	236.10	59.74	189.40	48.11
March 2015	246.70	61.58	228.80	58.28

As of April 1, 2015, the last reported price of our ordinary shares on the TASE was NIS 241.50 (or $60.77) per share.

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

The Board of Directors may meet and adjourn its meetings according to the Company’s needs but must meet at least once every three months.  A meeting of the Board may be called at the request of any two directors.  The quorum required for a meeting of the Board consists of a majority of directors who are lawfully entitled to participate in the meeting and vote thereon.  The adoption of a resolution by the Board requires approval by a simple majority of the directors present at a meeting in which such resolution is proposed.  In lieu of a Board meeting, a resolution may be adopted if all of the directors lawfully entitled to vote thereon consent not to convene a meeting.

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

Approval of Office Holder Compensation

Under the Israeli Companies Law, we are required to adopt a compensation policy, recommended by the compensation committee, and approved by the Board of Directors and the shareholders, in that order, at least once every three years.  Following the recommendation of our compensation committee and approval by our Board of Directors, our shareholders approved such compensation policy at our 2013 general meeting of shareholders held on August 27, 2013.  The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter (similar to the threshold described above). In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability - must comply with the company's compensation policy. Although NASDAQ rules generally require shareholder approval when an equity based compensation plan is established or materially amended, as a foreign company we follow the aforementioned requirements of the Israeli Companies Law.

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

We have undertaken to indemnify our directors and officers pursuant to applicable law. We have obtained directors' and officers' liability insurance for the benefit of our directors and officers.  The Company currently has a directors and officers liability insurance policy limited to $100 million (the “Policy”), at an annual premium of approximately $432,473. Our internal audit committee, Board of Directors, and shareholders have approved the Company’s “Side A” Difference in Conditions extension of the Policy, limited to an additional $25 million, which provides the directors and officers with personal asset protection in situations when other sources of insurance or indemnification fail or are not available (the “Extended Policy”). The Extended Policy portion is at an additional annual premium of approximately $58,500.

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

None.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax on taxable income, currently at the rate of 26.5%.  Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2014, the corporate tax rate is scheduled to remain at a rate of 26.5% for future tax years.  Israeli companies are generally subject to capital gains tax at the corporate tax rate.  However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (see below), may be considerably less.

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

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959, as amended.

We derive and expect to continue to derive significant tax benefits in Israel relating to our “Preferred Enterprise” programs, pursuant to the Law for Encouragement of Capital Investments, 1959, or the Investments Law.  To be eligible for these tax benefits, we must continue to meet certain conditions.  In the event of a failure to comply with these conditions, the benefits may be canceled and we may be required to refund the amount of the benefits, in whole or in part, including interest and certain inflation adjustments.  As of December 31, 2014, we believe that we are in compliance with all the conditions required by the law.

Income from sources other than the “Preferred Enterprises” will be taxable at regular corporate tax rates.

Benefits under the Preferred Enterprise regime include:

•
A reduced corporate tax rate for industrial enterprises, provided that more than 25% of their annual income is derived from export. In 2014, the reduced tax rate was 9% for preferred income derived from industrial facilities located in development area A and 16% for those located elsewhere in Israel. These tax rates are scheduled to remain at the same level for the 2015 tax year.

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

 As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year) (NIS 811,560 in 2014), will be subject to an additional tax, referred to as Income Surtax, at the rate of 2% on their taxable income for such tax year which is in excess of such threshold. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

Backup Withholding and Information Reporting

Payments of dividends with respect to ADSs and the proceeds from the sale, retirement, or other disposition of ADSs made by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. holder as may be required under applicable U.S. Treasury regulations.  We, or an agent, a broker, or any paying agent, as the case may be, may be required to withhold tax (backup withholding), currently at the rate of 28%, if a non-corporate U.S. holder that is not otherwise exempt fails to provide an accurate taxpayer identification number and comply with other IRS requirements concerning information reporting.  Certain U.S. holders (including, among others, corporations and tax-exempt organizations) are not subject to backup withholding.  Any amount of backup withholding withheld may be used as a credit against your U.S. Federal income tax liability provided that the required information is timely furnished to the IRS.  U.S. holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

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

Documents on Display

We are subject to certain of the information reporting requirements of the Securities and Exchange Act of 1934, as amended.  As a “foreign private issuer” we are exempt from the rules and regulations under the Securities Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Securities Exchange Act, with respect to their purchase and sale of our shares.  In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act.  NASDAQ rules generally require that companies send an annual report to shareholders prior to the annual general meeting, however we rely upon an exception under the NASDAQ rules and follow the generally accepted business practice for companies in Israel.  Specifically, we file annual reports on Form 20-F, which contain financial statements audited by an independent accounting firm, electronically with the SEC and post a copy on our website.  We also furnish to the SEC quarterly reports on Form 6-K containing unaudited financial information after the end of each of the first three quarters.

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

As of December 31, 2014, we had outstanding currency option contracts to hedge payroll and facilities expenses, denominated in NIS, in the total amount of approximately $108.3 million. The fair value of those contracts was approximately $4.1 million.  These transactions were for a period of up to one year.

The following table details the balance sheet exposure (i.e, the difference between assets and liabilities) in our main foreign currencies, as of December 31, 2014, against the relevant functional currency.

	Functional currencies
	(In U.S. dollars in millions)
	USD	GBP	EUR	CAD	MXN	CHF	AUD	Other currencies
Foreign currencies
USD	-	22.02	6.94	2.30	0.55	0.81	1.84	(0.87)
GBP	8.58	-	5.18	-	-	-	-	-
EUR	1.28	14.69	-	-	-	-	-	-
CAD	5.18	0.55	-	-	-	-	-	-
AUD	0.64	-	0.69	-	-	-	-	-
MXN	1.68	-	-	-	-	-	-	-
CHF	0.83	-	-	-	-	-	-	-
HKD	(2.70)	-	-	-	-	-	-	-
ILS	(18.78)	-	-	-	-	-	-	-
Other currencies	-	-	-	-	-	-	-	0.62

The table below presents the fair value of firmly committed transactions for lease obligations denominated in currencies other than the functional currency:

	New Israeli Shekel	Other currencies	Total
	(In U.S. dollars in millions)
less than 1 year	7.67	0.24	7.91
1-3 years	12.71	0.06	12.77
3-5 years	12.71	0.04	12.75
Over 5 years	18.01	-	18.01
Total	51.10	0.34	51.44

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our investment in marketable securities and deposits.  Our marketable securities portfolio consists of investment-grade corporate debentures and U.S. treasuries.  As of December 31, 2014, 91% of our portfolio was in such securities.

We invest in dollar deposits with U.S. banks, European banks, Israeli banks and money market funds.  As of December 31, 2014, 9% of our portfolio was in such deposits.  Since these investments are for short periods, interest income is sensitive to changes in interest rates.

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

The average duration of the securities portfolio, as of December 31, 2014, is 2.7 years.  The securities in our marketable securities portfolio are rated generally as A- according to Standard and Poor’s rating or A3, according to Moody’s rating.  Securities representing 8.1% of the marketable securities portfolio are rated as AAA; securities representing 21.9% of the marketable securities portfolio are rated as AA; securities representing 68.9% of the marketable securities portfolio are rated as A; and securities representing 1.1% of the marketable securities portfolio are rated below A- after being downgraded during the last two years.

The fair value of marketable securities, which are subject to risk of changes in interest rate, segregated by maturity dates:

	Amortized Cost					Estimated fair value
	Up to 1 year	1-3 years	4-5 years	6-10 years	Total	Up to 1 year	1-3 years	4-5 years	6-10 years	Total
Corporate debentures	65.3	109.7	123.1	7.0	305.1	65.8	110.2	122.6	7.1	305.7
U.S treasuries	-	-	-	7.0	7.0	-	-	-	6.8	6.8
Total	65.3	109.7	123.1	14.0	312.1	65.8	110.2	122.6	13.9	312.5

Other risks and uncertainties that could affect actual results and outcomes are described in Item 3, “Key Information—Risk Factors” in this annual report.

Item 12.	Description of Securities Other than Equity Securities.

American Depositary Shares and Receipts

Set forth below is a summary of certain provisions in relation to charges and other payments under the Deposit Agreement, as amended, among NICE, The Bank of New York Mellon as depositary (the "Depositary"), and the owners and holders from time to time of ADRs issued thereunder (the “Deposit Agreement”).  This summary is not complete and is qualified in its entirety by the Deposit Agreement, a form of which has been filed as Exhibit 1 to the Post-Effective Amendment No. 3 to the Registration Statement on Form F-6 (Registration No. 333- 157371) filed with the SEC on April 17, 2014.

Charges of the Depositary

NICE will pay the fees, reasonable expenses and out-of-pocket charges of the Depositary and those of any registrar only in accordance with agreements in writing entered into between NICE and the Depositary from time to time.  The following charges shall be incurred by any party depositing or withdrawing ordinary shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or deposited ordinary shares or a distribution of ADRs pursuant to the terms of the Deposit Agreement):

(1)	any applicable taxes and other governmental charges,

(2)	any applicable transfer or registration fees,

(3)	certain cable, telex and facsimile transmission charges as provided in the Deposit Agreement,

(4)	any expenses incurred in the conversion of foreign currency,

(5)	a fee of $5.00 or less per 100 ADSs (or a portion thereof) for the execution and delivery of ADRs and the surrender of ADRs, and

(6)	a fee of $0.05 or less per year per ADS for any cash distribution made.

(7)	a fee for the distribution of proceeds of rights that the Depositary sells pursuant to the Deposit Agreement.

The Depositary may own and deal in NICE securities and in NICE ADRs.

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

Fees paid by the Depositary

The Depositary has agreed to reimburse NICE for certain expenses it incurs that are related to maintenance and administration of the ADR program. The Depositary has also agreed to pay certain out-of-pocket administrative, maintenance and shareholder services expenses for providing services to the registered holders of ADRs. There are limits on the amount of expenses for which the Depositary will reimburse NICE, but the amount of reimbursement available to NICE is not necessarily tied to the amount of fees the Depositary collects from ADR holders.

From January 1, 2014 to December 31, 2014, NICE received from the depositary $153,958 as reimbursement for its expenses incurred in relation to the maintenance and administration of the ADR program.

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

Our management assessed our internal control over financial reporting as of December 31, 2014.  Our management based its assessment on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, our management has concluded that, as of December 31, 2014, our internal control over financial reporting is effective.

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

Item 16C.                Principal Accountant Fees and Services.

Fees Paid to Independent Auditors

Fees billed or expected to be billed by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, and other members of Ernst & Young Global for professional services for each of the last two fiscal years were as follows:

Services Rendered	2013 Fees	2014 Fees
Audit (1)	$675,000	$691,000
Audit-related (2)	$79,000	$72,000
Tax (3)	$469,000	$399,000
Total	$1,223,000	$1,162,000

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

(2)
Audit-related fees relate to assurance and associated services that traditionally are performed by the independent auditor, including: due diligence investigations and audit services provided in connection with other statutory or regulatory filings.

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

Item 16D.                Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.                 Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

During 2014, we repurchased our ordinary shares as described in the table below.

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number (or approximately dollar value) of shares that may yet be purchased under the plans or programs
	(In U.S. dollars, except share amounts)

January 1 – January 31	299,312	40.07	299,312	4,313,307
February 1 - February 28	219,477	39.67	219,477	95,607,212
March 1 - March 31	104,919	40.87	104,919	91,319,477
April 1 - April 30	-	-	-	91,319,477
May 1 - May 31	230,916	38.81	230,916	82,357,524
June 1 - June 30	401,036	40.27	401,036	66,206,014
July 1 - July 31	370,898	40.35	370,898	51,241,212
August 1 - August 31	299,867	38.80	299,867	39,606,267
September 1 - September 30	84,860	39.57	84,860	36,248,537
October 1 - October 31	250,810	39.85	250,810	26,253,295
November 1 - November 30	40,000	47.41	40,000	24,356,784
December 1 - December 31	16,587	47.70	16,587	23,565,528
Total	2,318,682	40.00	2,318,682

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

See pages F-1 through F-53 of this annual report attached hereto.

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

2.2
Form of Deposit Agreement including Form of ADR Certificate (filed as Exhibit 1 to NICE-Systems Ltd.’s Post-Effective Amendment No. 3 to the Registration Statement on Form F-6 (Registration No. 333-157371) filed with the SEC on April 17, 2014, and incorporated herein by reference).

4.1
NICE Systems Ltd. 2003 Stock Option Plan, as amended (filed as Exhibit 4.4 to NICE-System Ltd.’s Annual Report on Form 20-F (File No. 000-27466) filed with the SEC on April 6, 2009, and incorporated herein by reference).

4.2
Actimize Ltd. 2003 Omnibus Stock Option and Restricted Stock Incentive Plan (filed as Exhibit 4.4 to NICE-System Ltd.’s Registration Statement on Form S-8 (Registration No. 333-145981) filed with the SEC on September 11, 2007, and incorporated herein by reference).

4.3
NICE Systems Ltd. 2008 Share Incentive Plan, as amended on February 4, 2014 (filed as Exhibit 4.5 to NICE’s Annual Report on Form 20-F filed with the Commission on March 26, 2014, and incorporated herein by reference).

4.4
Orsus Solutions Limited 2007 Incentive Option Plan, as amended (filed as Exhibit 4.10 to NICE-Systems Ltd.’s Annual Report on Form 20-F filed with the SEC on March 31, 2010, and incorporated herein by reference).

4.5
e-Glue Software Technologies, Inc. 2004 Stock Option Plan, as amended (filed as Exhibit 4.4 to NICE-Systems Ltd.’s Registration Statement on Form S-8 (Registration No. 333-168100) filed with the SEC on July 14, 2010, and incorporated herein by reference).

4.6
Fizzback Group (Holdings) Limited Employee Share Option Scheme (filed as Exhibit 4.4 to NICE-Systems Ltd.’s Registration Statement on Form S-8 (Registration No. 333-177510) filed with the SEC on October 26, 2011, and incorporated herein by reference).

4.7
Merced Systems, Inc. 2001 Stock Plan (filed as Exhibit 4.4 to NICE-Systems Ltd.’s Registration Statement on Form S-8 (Registration No. 333-179408) filed with the SEC on February 7, 2012, and incorporated herein by reference).

4.8
Merced Systems, Inc. 2011 Stock Plan (filed as Exhibit 4.5 to NICE-Systems Ltd.’s Registration Statement on Form S-8 (Registration No. 333-179408) filed with the SEC on February 7, 2012, and incorporated herein by reference).

4.9
The Causata Inc. Executive Share Option Scheme (filed as Exhibit 4.4 to NICE-Systems Ltd.’s Registration Statement on Form S-8 (Registration No. 333-191176) filed with the SEC on September 16, 2013, and incorporated herein by reference).

4.10
Causata Inc. 2010 Stock Plan (filed as Exhibit 4.5 to NICE-Systems Ltd.’s Registration Statement on Form S-8 (Registration No. 333-191176) filed with the SEC on September 16, 2013, and incorporated herein by reference).

4.11
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
101
The following financial information from NICE-Systems Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2014, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2014 and 2013; (ii) Consolidated Statements of Income for the years ended December 31, 2014, 2013 and 2012; (iii) Statements of Changes in Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2014, 2013, and 2012; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013, and 2012; and (v) Notes to Consolidated Financial Statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

NICE SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of NICE Systems Ltd. ("the Company") and its subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 2, 2015 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 2, 2015	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

NICE SYSTEMS LTD.

We have audited NICE Systems Ltd.'s ("the Company") internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) ("the COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014 and our report dated April 2, 2015 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 2, 2015	A Member of Ernst & Young Global

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2014	2013
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$187,497	$119,545
Short-term investments	65,744	82,826
Trade receivables (net of allowance for doubtful accounts of $ 6,728 and $ 6,206 at December 31, 2014 and 2013, respectively)	181,605	189,323
Other receivables and prepaid expenses	34,041	39,849
Inventories	13,375	13,448
Deferred tax assets	24,174	15,625

Total current assets	506,436	460,616

LONG-TERM ASSETS:
Long-term investments	246,721	240,782
Other long-term assets	38,541	33,253
Property and equipment, net	41,875	44,343
Other intangible assets, net	113,740	170,125
Goodwill	694,778	707,939

Total long-term assets	1,135,655	1,196,442

Total assets	$1,642,091	$1,657,058

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2014	2013
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$11,910	$25,962
Deferred revenues and advances from customers	145,250	144,536
Accrued expenses and other liabilities	221,086	213,693

Total current liabilities	378,246	384,191

LONG-TERM LIABILITIES:
Accrued severance pay	24,134	26,652
Deferred tax liabilities	23,882	37,841
Other long-term liabilities	2,373	3,578

Total long-term liabilities	50,389	68,071

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital-
Ordinary shares of NIS 1 par value:
Authorized: 125,000,000 shares at December 31, 2014 and 2013; Issued: 69,749,722 and 68,275,245 shares at December 31, 2014 and 2013, respectively; Outstanding: 59,252,342 and 60,096,547 shares at December 31, 2014 and 2013, respectively	17,615	17,212
Additional paid-in capital	1,171,424	1,112,367
Treasury shares at cost - 10,499,268 and 8,181,586 Ordinary shares at December 31, 2014 and 2013, respectively	(376,637)	(283,851)
Accumulated other comprehensive income (loss)	(10,546)	12,401
Retained earnings	411,600	346,667

Total shareholders' equity	1,213,456	1,204,796

Total liabilities and shareholders' equity	$1,642,091	$1,657,058

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2014	2013	2012
Revenues:
Products	$388,357	$377,558	$369,381
Services	623,282	571,726	509,631

Total revenues	1,011,639	949,284	879,012

Cost of revenues:
Products	116,741	117,833	122,917
Services	258,842	247,115	228,306

Total cost of revenues	375,583	364,948	351,223

Gross profit	636,056	584,336	527,789

Operating expenses:
Research and development, net	148,560	136,563	121,387
Selling and marketing	264,207	248,618	230,162
General and administrative	85,602	88,304	96,134
Amortization of acquired intangibles	20,310	30,571	32,590
Restructuring expenses	5,552	527	1,884

Total operating expenses	524,231	504,583	482,157

Operating income	111,825	79,753	45,632
Financial income and other, net	3,765	3,927	8,268
Equity in losses of affiliated company	(565)	-	-

Income before taxes on income	115,025	83,680	53,900
Tax benefit (Taxes on income)	(11,950)	(28,405)	13,994

Net income	$103,075	$55,275	$67,894

Net earnings per share:
Basic	$1.74	$0.92	$1.11

Diluted	$1.69	$0.89	$1.09

Weighted average number of shares used in computing:
Basic earnings per share	59,362	60,388	60,905

Diluted earnings per share	60,895	61,830	62,261

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2014	2013	2012

Net income	$103,075	$55,275	$67,894

Other comprehensive income (loss), net of tax:

Change in foreign currency translation adjustment	(17,972)	4,906	7,175

Available- for- sale investments:
Change in net unrealized gains (losses)	259	(3,503)	2,553
Less - reclassification adjustment for net gains realized and included in net income	(16)	-	(1,600)

Net change (net of tax effect of $117, ($ 519) and $ 94)	243	(3,503)	953

Cash flow hedges:
Change in unrealized gains	(6,770)	985	13,845
Less - reclassification adjustment for net gains realized and included in net income	1,552	(2,181)	(7,884)

Net change	(5,218)	(1,196)	5,961

Total other comprehensive income (loss)	(22,947)	207	14,089

Comprehensive income	$80,128	$55,482	$81,983

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Retained earnings	Total shareholders' equity

Balance as of January 1, 2014	$17,212	$1,112,367	$(283,851)	$12,401	$346,667	$1,204,796

Issuance of shares of ESPP	3	433	-	-	-	436
Exercise of share options	400	27,605	-	-	-	28,005
Stock-based compensation	-	29,814	-	-	-	29,814
Excess tax benefit from share-based payment arrangements	-	1,205	-	-	-	1,205
Treasury shares purchased	-	-	(92,786)	-	-	(92,786)
Other comprehensive loss	-	-	-	(22,947)	-	(22,947)
Dividends paid ($ 0.64 per share)	-	-	-	-	(38,142)	(38,142)
Net income	-	-	-	-	103,075	103,075

Balance as of December 31, 2014	$17,615	$1,171,424	$(376,637)	$(10,546)	$411,600	$1,213,456

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income	Retained earnings	Total shareholders' equity

Balance as of January 1, 2013	$16,666	$1,045,733	$(203,907)	$12,194	$320,402	$1,191,088

Issuance of shares of ESPP	6	777	-	-	-	783
Exercise of share options	523	38,395	-	-	-	38,918
Restricted shares vesting in respect of Merced acquisition	17	(17)	-	-	-	-
Stock-based compensation	-	26,307	-	-	-	26,307
Excess tax benefit from share-based payment arrangements	-	1,172	-	-	-	1,172
Treasury shares purchased	-	-	(79,944)	-	-	(79,944)
Other comprehensive income	-	-	-	207	-	207
Dividends paid ($ 0.48 per share)	-	-	-	-	(29,010)	(29,010)
Net income	-	-	-	-	55,275	55,275

Balance as of December 31, 2013	$17,212	$1,112,367	$(283,851)	$12,401	$346,667	$1,204,796

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

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012

Cash flows from operating activities:

Net income	$103,075	$55,275	$67,894
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	73,349	91,355	95,477
Stock-based compensation	29,814	26,307	23,612
Equity in losses of affiliated company	565	-	-
Excess tax benefit from share-based payment arrangements	(1,205)	(1,172)	(104)
Accrued severance pay, net	(207)	(43)	(126)
Amortization of premium and discount and accrued interest on marketable securities	2,071	4,234	1,178
Gain on marketable securities, net	-	-	(1,600)
Realized gain on sale of intangible assets	-	-	(1,125)
Deferred taxes, net	(27,785)	(17,275)	(24,168)
Changes in operating assets and liabilities:
Trade receivables, net	4,807	(34,569)	(11,863)
Other receivables and prepaid expenses	2,283	(2,084)	3,815
Inventories	(327)	472	500
Trade payables	(13,781)	5,057	295
Accrued expenses and other liabilities	10,319	1,782	9,160
Deferred revenues	3,424	(4,551)	(27,100)
Revaluation of earn out liability	(4,002)	-	-
Other	(131)	(513)	(206)

Net cash provided by operating activities	182,269	124,275	135,639

Cash flows from investing activities:

Purchase of property and equipment	(16,759)	(20,289)	(28,690)
Proceeds from sale of property and equipment	37	63	1,006
Investment in marketable securities	(74,188)	(145,885)	(136,897)
Proceeds from maturity of marketable securities	43,411	162,521	151,750
Proceeds from sale and call of marketable securities	2,403	791	43,997
Proceeds from short-term bank deposits	107,327	54,422	8
Investment in short-term bank deposits	(69,500)	(60,500)	(31,007)
Payments for business acquisitions, net of cash acquired	(906)	(24,191)	(164,545)
Capitalization of software development costs	(908)	(1,038)	(1,110)
Proceeds upon the realization of investment in affiliate	-	683	-
Proceeds from sale of intangible assets, net	-	-	1,125

Net cash used in investing activities	(9,083)	(33,423)	(164,363)

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012

Cash flows from financing activities:

Proceeds from issuance of shares upon exercise of options and ESPP	29,526	38,381	30,380
Purchase of treasury shares	(94,267)	(79,447)	(107,038)
Dividends paid	(38,142)	(29,010)	-
Excess tax benefit from share-based payment arrangements	1,205	1,172	104

Net cash used in financing activities	(101,678)	(68,904)	(76,554)

Effect of exchange rate changes on cash	(3,556)	(999)	(563)

Increase (decrease) in cash and cash equivalents	67,952	20,949	(105,841)
Cash and cash equivalents at the beginning of the year	119,545	98,596	204,437

Cash and cash equivalents at the end of the year	$187,497	$119,545	$98,596

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Income taxes	$32,854	$43,862	$10,711

Interest	$116	$336	$63

Non-cash activities:

Net change in accrued liability with respect to treasury shares	$(1,481)	$497	$551

Net change in other receivables with respect to exercise of share options	$1,085	$(1,320)	$(191)

Assumption of restricted share units and options upon the acquisition of Merced	$-	$-	$3,763

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	General:

NICE Systems Ltd. ("NICE") and subsidiaries (collectively - "the Company") is a global leading software company enabling enterprises and security-sensitive organizations to address three main aspects of people’s lives: preventing financial crimes and fraud, ensuring security and public safety and providing perfect customer experiences.

The Company operates in three business areas: Customer Interactions, Financial Crime and Compliance and Security. The Company allows organizations to work smarter by unleashing the power of data. The Company does this by capturing vast amounts of various types of data (e.g., structured and unstructured, interactions, and transactions) from multiple sources (e.g., communication channels, operational systems, and more), and acting upon it through analysis that provides insight and decisioning in real time.

The Company’s solutions capture interactions and transactions from multiple sources, including telephones, CCTV video feed, emergency services radio communications, emails, chat, social media, and more. They provide valuable insight about the business or security situation by applying real-time, cross-channel analytics to predict customer behavior, criminals and terrorists intentions and potential fraudsters, to enable proactive response for real-time impact.

b.	Acquisitions in prior years:

On August 12, 2013, the Company completed the acquisition of Causata Inc. ("Causata"), a provider of real-time Big Data analytics. The Company acquired Causata for total consideration of $22,666 comprised of $21,352 in cash and $1,314 representing the fair value of a potential earn out based on performance milestones amounting to a maximum additional payment of $2,000. The Company recorded technology, customer relationship, goodwill and deferred tax asset related to carryforward losses in amounts of $10,474, $2,001, $8,598 and $6,765, respectively. Technology and customer relationship are amortized over a period of 5 years.

On February 7, 2012, the Company completed the acquisition of all of the outstanding shares of Merced Systems, Inc. ("Merced"). The Company acquired Merced for total consideration of $185,868 comprised of $182,105 in cash and $3,763, representing the fair value of vested options and restricted share units of the Company granted in exchange of partially vested options of Merced. In connection with this acquisition, the Company recorded net tangible liabilities, core technology, customer relationship, covenant not to compete, backlog and goodwill in the amounts of $29,314, $91,874, $32,310, $8,009, $7,390 and $75,599, respectively. Core technology, customer relationship, covenant not to compete and backlog are amortized over periods of 6, 8, 2.5 and 2 years, respectively.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

On October 22, 2012, the Company completed the acquisition of RedKite Financial Markets Limited ("RedKite"). The Company acquired RedKite for total consideration of $11,601 comprised of $9,017 in cash and $2,584 representing the fair value of a potential earn out based on performance milestones amounting to a maximum additional payment of $5,750. During 2014 the Company concluded that since none of the performance milestones were achieved or expected to be achieved, the earn-out liability's fair value was revalued to $0. As a result, an adjustment of $2,584 was recorded in the statement of income. The Company recorded technology and goodwill in amounts of $4,785 and $6,803, respectively. Technology is amortized over a period of 3 years.

During 2014, the Company has also revalued the fair value of liability for earn out related to the Lamda acquisition from 2010, to $35. As a result, an adjustment of $1,418 was recorded in the statement of income.

Acquisition related costs for the years ended December 31, 2014, 2013 and 2012 amounted to $0, $508 and $2,902, respectively, and were included mainly in general and administrative expenses.

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

Inventory write-downs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, and discontinued products and for market prices lower than cost, if any. At the point of the loss recognition, a new lower cost basis for that inventory is established. In addition, the Company records a liability for firm non-cancelable and unconditional purchase commitments with contract manufacturers for quantities in excess of the Company's future demands forecast consistent with its valuation of excess and obsolete inventory. Inventory write-downs for 2014, 2013 and 2012 were $747, $2,089 and $3,683, respectively, and have been included in cost of revenues.

g.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	20-33
Office furniture and equipment	6 - 20

Leasehold improvements are amortized by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Other investments:

Other investments comprised of investment in non-marketable equity securities are accounted either under the equity or cost method. Investments through which the Company exercises significant influence but does not have control over the investee are accounted for under the equity method in accordance with ASC 323, "Investments — Equity Method and Joint Ventures". Investments through which the Company is not able to exercise significant influence over the investee are accounted for under the cost method in accordance with ASC 325-20 "Cost Method Investments".

i.	Other intangible assets, net:

Intangible assets are amortized over their estimated useful lives using the straight-line method, at the following weighted average annual rates:

%

Core technology	17
Customer relationships and distribution network	16
Capitalized software development costs (see m below)	33
Trademarks	33
Covenant not to compete	40

j.	Impairment of long-lived assets:

The Company's long-lived assets and identifiable intangibles that are subject to amortization are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment indicators include any significant changes in the manner of the Company's use of the assets and significant negative industry or economic trends.

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows to the carrying amount of the asset, an impairment charge is recorded for the excess of the carrying amount over fair value. In 2014, 2013 and 2012, no impairment charge was recognized.

k.	Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, "Intangible - Goodwill and Other," ("ASC 350") goodwill is not amortized, but rather is subject to an annual impairment test.

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

The Company operates in three operation-based segments, which also comprise its reporting units: Customer Interactions Solutions, Security Solutions and Financial Crime and Compliance Solutions. In 2014 the Company performed a qualitative assessment for all its reporting units during the fourth quarter of 2014 and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required.

In 2013 and 2012, for the Financial Crime and Compliance Solutions reporting unit, the Company elected to bypass the qualitative assessment and proceeded directly to performing the first step of the goodwill impairment test.  The Company performed the first step of the quantitative goodwill impairment test and concluded that the fair value of the reporting unit exceeded its carrying value.

During the years 2014, 2013 and 2012, no impairment charge was recognized.

l.	Revenue recognition:

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

The basis for the Company's software revenue recognition is substantially governed by the accounting guidance contained in ASC 985-605, "Software-Revenue Recognition." Revenues from sales of software products are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable. In transactions where a customer's contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or as the acceptance provision has lapsed.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For multiple element arrangements within the scope of software revenue recognition guidance, revenues are allocated to the different elements in the arrangement under the "residual method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, the Company defers revenue for the fair value of its undelivered elements and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement when the basic criteria in ASC 985-605 have been met. Any discount in the arrangement is allocated to the delivered element. Revenues from maintenance and professional services are recognized ratably over the contractual period and as services are performed, respectively.

For arrangements that contain both software and non-software components that function together to deliver the products' essential functionality, the Company allocates revenue to each element based on its relative selling price. In such circumstances, the accounting principles establish a hierarchy to determine the selling price to be used for allocating revenue to deliverables. The selling price for a deliverable is based on its VSOE, if available, third party evidence ("TPE"), if VSOE is not available, or best estimated selling price ("BESP"), if neither VSOE nor TPE are available. The Company establishes VSOE of fair value using the price charged for a deliverable when sold separately and, in rare instances, using the price established by management having the relevant authority. When VSOE cannot be established, the Company attempts to establish fair value of each element based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, the Company's go-to-market strategy differs from that of its peers and the Company's offerings contain a significant level of differentiation such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, the Company is unable to reliably determine what similar competitor products' selling prices are on a standalone basis. Therefore, the Company is typically not able to determine TPE. The BESP price is established considering several external and internal factors including, but not limited to, historical sales, pricing practices and geographies in which the Company offers its products. The determination of the BESP is subject to discretion.

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

The Company also generates sales from SaaS offerings which provide its customers access to certain of its software within a cloud-based IT environment that the Company manages and offers to customers on a subscription basis. Revenues for the Company's SaaS offerings are recognized ratably over the contract term commencing with the date its service is made available to customers and all other revenue recognition criteria have been satisfied.

To assess the probability of collection for revenue recognition, the Company has established a credit policy that determines the credit limit that reflects an amount that is deemed probably collectible for each customer.  To secure these limits the company use credit insurance. These credit limits are reviewed and revised periodically on the basis of new customer financial statements information and payment performance.

The Company maintains a provision for product returns which is estimated based on the Company's past experience and is deducted from revenues. Actual returns could be different from the Company's estimates. As of December 31, 2014 and 2013, the provision for product returns amounted to $1,990 and $2,112, respectively.

Deferred revenues and advances from customers include advances and payments received from customers, for which revenue has not yet been recognized.

m.	Research and development expenses, net:

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

The Company classifies interest and penalties on income taxes (which includes uncertain tax positions) as taxes on income.

o.	Non-royalty grants:

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

The Company's marketable securities include investment in corporate debentures, U.S. Treasuries and Israeli governments bonds. The Company's investment policy limits the amount that the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

The Company entered into forward contracts, and option contracts intended to protect against the volatility in value of forecasted non-dollar currency cash flows resulting from payroll and facilities related expenses. The derivative instruments hedge a portion of the Company's non-dollar currency exposure. See Note 11.

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

Severance pay expense for 2014, 2013 and 2012 amounted to $13,318, $10,862 and $11,164, respectively.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 6% of their eligible compensation, but generally not greater than $17.5 per year in the years 2014 and 2013 and $16.5 per year in the year 2012, (for certain employees over 50 years of age the maximum contribution is $23 per year in the years 2014 and 2013 and $22 per year in the year 2012) of their annual compensation to the plan through salary deferrals, subject to IRS limits. The Company matches 50% of employee contributions to the plan up to a limit of 6% of their eligible compensation. In the years 2014, 2013 and 2012, the Company recorded an expense for matching contributions in the amount of $4,105, $3,985 and $3,989, respectively.

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

The weighted average number of shares related to outstanding anti-dilutive options excluded from the calculations of diluted net earnings per share was 743,100, 586,367 and 785,821 for the years 2014, 2013 and 2012, respectively.

s.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation - Stock Compensation" ("ASC 718"), which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of income.

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

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model, which requires a number of assumptions: the expected volatility is based upon actual historical stock price movements; the expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding; the risk-free interest rate is based on the yield from U.S. Federal Reserve zero-coupon bonds with an equivalent term; and the expected dividend rate (an annualized dividend yield) is based on the per share dividend declared by the Company's Board of Directors. For information on the Company's dividend payments, see Note 14e.

The Company measures the fair value of restricted stock based on the market value of the underlying shares at the date of grant.

t.	Fair value of financial instruments:

The Company applies ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820"). Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

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

The Company's marketable securities and foreign currency derivative contracts are classified within Level 2 (see Notes 3 and 11).

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

Advertising expenses are charged to expense as incurred. Advertising expenses for the years 2014, 2013 and 2012 were $8,992, $9,771 and $10,214, respectively.

w.	Treasury shares:

The Company repurchases its ordinary shares from time to time on the open market or in other transactions and holds such shares as treasury shares. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity.

x.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC No. 220, "Comprehensive Income". Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income relate to gains and losses on hedging derivative instruments and unrealized gains and losses on available for sale marketable securities and changes in foreign currency translation adjustments.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following tables show the components of accumulated other comprehensive income, net of taxes, as of December 31, 2014 and 2013:

	Year ended December 31, 2014
	Unrealized gains (losses) on marketable securities	Unrealized gains (losses) on cash flow hedges		Foreign currency translation adjustment	Total

Beginning balance	$(60)		$1,593	$10,868	$12,401

Other comprehensive income (loss) before reclassifications	259		(6,770)	(17,972)	(24,483)
Amounts reclassified from accumulated other comprehensive income	(16)		1,552	-	1,536

Net current-period other comprehensive income (loss)	243		(5,218)	(17,972)	(22,947)
Ending balance	$183	$	(3,625)	$(7,104)	$(10,546)

	Year ended December 31, 2013
	Unrealized gains (losses) on marketable securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total

Beginning balance	$3,443	$2,789	$5,962	$12,194
Other comprehensive income (loss) before reclassifications	(3,503)	985	4,906	2,388
Amounts reclassified from accumulated other comprehensive income	-	(2,181)	-	(2,181)

Net current-period other comprehensive income (loss)	(3,503)	(1,196)	4,906	207
Ending balance	$(60)	$1,593	$10,868	$12,401

y.	Recently issued accounting standards:

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”) which amended the existing FASB Accounting Standards Codification. This standard establishes a principle for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. The standard also provides guidance on the recognition of costs related to obtaining and fulfilling customer contracts. ASU 2014-09 is effective for annual and interim periods beginning after December 15, 2016, with no early adoption permitted. The Company is currently evaluating the adoption method to apply and the impact that the update will have on its consolidated financial statements and related disclosures.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	SHORT-TERM AND LONG-TERM INVESTMENTS

Short-term and long-term investments include marketable securities in the amount of $312,465 and $285,928 as of December 31, 2014 and 2013, respectively and short-term bank deposits in the amounts of $0 and $37,680 as of December 31, 2014 and 2013, respectively.

The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of available-for-sale marketable securities as of December 31, 2014 and 2013:

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Estimated fair value
	December 31,		December 31,		December 31,		December 31,
	2014	2013	2014	2013	2014	2013	2014	2013
Level 2:
Corporate debentures	$305,046	$272,431	$1,326	$2,545	$711	$1,797	$305,661	$273,179
U.S. Treasuries	7,011	13,331	-	65	207	647	6,804	12,749

	$312,057	$285,762	$1,326	$2,610	$918	$2,444	$312,465	$285,928

The scheduled maturities of available-for-sale marketable securities as of December 31, 2014 were as follows:

	Amortized	Estimated
	cost	fair value

Due within one year	$65,336	$65,744
Due after one year through five years	232,761	232,811
Due after six years through ten years	13,960	13,910

	$312,057	$312,465

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values as of December 31, 2014 and 2013 were as indicated in the following tables:

	December 31, 2014
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Corporate debentures	$47,575	$(189)	$86,950	$(522)	$134,525	$(711)
U.S. treasuries	-	-	6,804	(207)	6,804	(207)

	$47,575	$(189)	$93,754	$(729)	$141,329	$(918)

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	SHORT-TERM AND LONG-TERM INVESTMENTS (Cont.)

	December 31, 2013
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Corporate debentures	$119,043	$(1,718)	$7,767	$(79)	$126,810	$(1,797)
U.S. treasuries	-	-	6,365	(647)	6,365	(647)

	$119,043	$(1,718)	$14,132	$(726)	$133,175	$(2,444)

NOTE 4:-	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2014	2013

Government authorities	$18,503	$19,367
Interest receivable	1,782	1,908
Prepaid expenses	11,291	11,919
Other	2,465	6,655

	$34,041	$39,849

NOTE 5:-	INVENTORIES

	December 31,
	2014	2013

Raw materials	$3,639	$3,677
Work-in-progress	2,875	2,357
Finished goods	6,861	7,414

	$13,375	$13,448

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	OTHER LONG-TERM ASSETS

	December 31,
	2014	2013

Severance pay fund	$22,243	$24,543
Long-term deposits	1,675	1,940
Deferred tax assets	9,114	3,875
Other investments	5,509	2,895

	$38,541	$33,253

NOTE 7:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2014	2013
Cost:
Computers and peripheral equipment	$121,267	$111,394
Office furniture and equipment	12,085	12,979
Leasehold improvements	28,931	25,540

	162,283	149,913
Accumulated depreciation:
Computers and peripheral equipment	97,130	84,737
Office furniture and equipment	9,402	9,647
Leasehold improvements	13,876	11,186

	120,408	105,570

Depreciated cost	$41,875	$44,343

Depreciation expense totaled $18,747, $17,863 and $16,280 for the years 2014, 2013 and 2012, respectively.

The Company recorded a reduction of $2,606 and $15,670 to the cost and accumulated depreciation of fully depreciated equipment and leasehold improvements no longer in use for the years ended December 31, 2014 and 2013, respectively.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	OTHER INTANGIBLE ASSETS, NET

a.	Definite-lived other intangible assets:

	December 31,
	2014	2013
Original amounts:
Core technology	$294,669	$304,230
Customer relationships and distribution network	193,625	197,258
Capitalized software development costs	10,238	10,171
Trademarks	13,183	14,644
Covenant not to compete	10,119	10,296

	521,834	536,599
Accumulated amortization:
Core technology	217,680	192,266
Customer relationships and distribution network	158,887	144,818
Capitalized software development costs	8,225	7,745
Trademarks	13,183	13,074
Covenant not to compete	10,119	8,571

	408,094	366,474

Other intangible assets, net	$113,740	$170,125

b.	Amortization expense amounted to $54,602, $73,492 and $79,196 for the years 2014, 2013 and 2012, respectively.

c.
The Company recorded a reduction of $4,028 and $715 to the original amounts and accumulated amortization of fully amortized other intangible assets for the years ended December 31, 2014 and 2013, respectively.

d.	Estimated amortization expense:

For the year ended December 31,

2015	43,094
2016	32,990
2017	26,310
2018	6,971
2019	4,375

113,740

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	GOODWILL

The changes in the carrying amount of goodwill allocated to reportable segments for the years ended December 31, 2014 and 2013 are as follows:

	Year ended December 31, 2014
	Customer Interactions Solutions	Security Solutions	Financial Crime and Compliance Solutions	Total

As of January 1, 2014	$380,200	$58,918	$268,821	$707,939

Functional currency translation adjustments	(8,197)	(3,572)	(1,392)	(13,161)

As of December 31, 2014	$372,003	$55,346	$267,429	$694,778

	Year ended December 31, 2013
	Customer Interactions Solutions	Security Solutions	Financial Crime and Compliance Solutions	Total

As of January 1, 2013	$368,303	$58,454	$268,270	$695,027

Acquisitions	8,598	-	-	8,598
Functional currency translation adjustments	3,299	464	551	4,314

As of December 31, 2013	$380,200	$58,918	$268,821	$707,939

NOTE 10:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2014	2013

Employees and payroll accruals	$90,710	$87,259
Accrued expenses	66,587	64,145
Government authorities	57,849	57,916
Other	5,940	4,373

	$221,086	$213,693

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	DERIVATIVE INSTRUMENTS

The Company's risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates.

ASC 815, "Derivatives and Hedging" ("ASC 815"), requires the Company to recognize all of its derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

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

The Company entered into option contracts to hedge a portion of anticipated New Israeli Shekel ("NIS") payroll and benefit payments as well as facilities related payments. These derivative instruments are designated as cash flow hedges, as defined by ASC 815 and accordingly are measured in fair value. These transactions are effective and, as a result, gain or loss on the derivative instruments are reported as a component of accumulated other comprehensive income (loss) and reclassified as payroll expenses or finance expenses, respectively, at the time that the hedged income/expense is recorded.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	DERIVATIVE INSTRUMENTS (Cont.)

	Notional amount		Fair value
	December 31,		December 31,
	2014	2013	2014	2013
Level 2:
Option contracts to hedge payroll expenses	$102,450	$69,700	$(4,133)	$1,722
Option contracts to hedge facilities expenses	5,837	-	19	-

	$108,287	$69,700	$(4,114)	$1,722

The Company currently hedges its exposure to the variability in future cash flows for a maximum period of one year. As of December 31, 2014, the Company expects to reclassify all of its unrealized gains and losses from accumulated other comprehensive income to earnings during the next twelve months.

The fair value of the Company's outstanding derivative instruments at December 31, 2014 and 2013 is summarized below:

		Fair value of derivative instruments
		December 31,
	Balance sheet location	2014	2013
Derivative assets:
Foreign exchange option contracts		$-	$1,722

Derivative liabilities:
Foreign exchange forward contracts		$(4,114)	$-

Derivative assets	Other receivables and prepaid expenses	$19	$1,722
Derivative liabilities	Accrued expenses and other liabilities	$(4,133)	$-

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	DERIVATIVE INSTRUMENTS (Cont.)

The effect of derivative instruments in cash flow hedging relationship on income and other comprehensive income for the years ended December 31, 2014, 2013 and 2012 is summarized below:

	Amount of gain (loss) recognized in OCI on derivative (effective portion)
	Year ended December 31,
	2014	2013	2012
Derivatives in cash flow hedging relationship:
Foreign exchange option contracts	$6,770	$(5,296)	$(2,773)
Foreign exchange forward contracts	-	4,311	(11,072)

	$6,770	$(985)	$(13,845)

	Statements	Amount of gain (loss) reclassified from OCI into income (expenses) (effective portion)
	of income	Year ended December 31,
	line item	2014	2013	2012
Derivative in cash flow hedging relationship:
Foreign exchange option contracts	Cost of revenues and operating expenses	$1,552	$(6,491)	$2,667
Foreign exchange forward contracts	Financial income	-	4,310	(10,551)

		$1,552	$(2,181)	$(7,884)

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company leases office space, office equipment and various motor vehicles under operating leases.

1.	The Company's office space and office equipment are rented under several operating leases.

Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, were as follows:

2015	$16,520
2016	13,324
2017	12,429
2018	11,779
2019	9,883
2020 and thereafter	24,074

$88,009

Rent expenses for the years 2014, 2013 and 2012 were approximately $18,593, $18,219 and $17,373, respectively.

2.	The Company leases its motor vehicles under cancelable operating lease agreements.

The minimum payment under these operating leases, upon cancellation of these lease agreements was $1,018 as of December 31, 2014.

Lease expenses for motor vehicles for the years 2014, 2013 and 2012 were $4,667, $4,806 and $4,798, respectively.

b.	Other commitments:

The Company is obligated under certain agreements with its suppliers to purchase goods and, under an agreement with its manufacturing subcontractor, to purchase projected inventory and excess inventory. Non-cancelable obligations, net of provisions, as of December 31, 2014, were $3,830. These obligations are expected to be fulfilled during 2015.

The Company is also obligated under certain agreements with its suppliers to purchase licenses and hosting services. These non-cancelable obligations as of December 31, 2014, were $14,760.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Legal proceedings:

1.
On November 4, 2014, a former consultant of Nice Systems Latin America, Inc., sent a demand letter claiming a breach of contract by the Company due to its failure to pay him full consideration for consultation services. The former consultant is claiming an outstanding payment in the total amount of $937 for such services. The Company responded in December 2014 and denied Mr. Gordon’s entitlement to such payment. To date, no claim has been filed against the Company. At this preliminary stage the Company is unable to evaluate the probability of a favorable or unfavorable outcome in this dispute.

2.
On November 7, 2012, a former employee of Actimize Inc. filed a suit in the United States District Court for the Southern District of New York claiming discrimination on the basis of disability. The suit includes a claim for reinstatement as well as compensatory damages and other relief. The parties engaged in mediation, but the mediation did not result in the resolution of the case. A settlement conference was held on February 10, 2014, but no settlement was reached. Actimize Inc. filed a motion for partial summary judgment, seeking dismissal of the statutory discrimination claims. The briefing on the motion has been completed and the parties await the Court’s decision. The Company is unable to evaluate the probability of a favorable or unfavorable outcome in this dispute.

3.
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

Taxable income of Israeli companies is subject to tax at the rate of  25% in 2012 and 2013 and 26.5% in 2014 and future years.

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

The entitlement to the above benefits is conditional upon NICE and its Israeli subsidiary fulfilling the conditions stipulated by the Law and regulations published thereunder. Should NICE and its Israeli subsidiary have failed to meet such requirements, income attributable to its Approved Enterprise and Privileged Enterprise programs could be subject to the statutory Israeli corporate tax rate and NICE and its Israeli subsidiary could be required to refund a portion of the tax benefits already received, with respect to such programs. As of December 31, 2014, management believes that NICE and its Israeli subsidiary is in compliance with all the conditions required by the Law.

In the event of distribution of dividends (including repurchase of the Company's shares and complete liquidation for Privileged Enterprises) from the said tax-exempt income, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved or Privileged Enterprise's income.

The Company’s Board of Directors did not distribute any amounts of its undistributed tax exempt income as dividends as it intended to reinvest its tax-exempt income within the Company. Accordingly, no deferred income taxes were provided on income attributable to the Company's Approved or Privileged Enterprise programs as the undistributed tax exempt income was essentially permanent in duration.

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

During September 2013, the Company made the election and duly released all of NICE and its Israeli subsidiary previously tax-exempted earnings through 2011 related to its various Approved and Privileged Enterprise Programs.  As a result of the election and the related settlement of a routine multi-year tax audit, the Company recorded an expense of $19,200 and paid an amount of approximately $32,000. The Company has also committed to make certain investments in "industrial projects" (as defined in the Law) no later than December 31, 2017. The Company believes that this commitment has already been fulfilled during 2013 as part of its existing investment plans. Further to the election, NICE no longer has a tax liability upon future distributions of its tax-exempted earnings, while  the Israeli subsidiary has a tax liability upon future distributions with respect only to its 2012 tax-exempted earnings.

During December 2010, the Law for Economic Policy for 2011 and 2012 (Amended Legislation) was passed, and among other things, amended the Law, ("the Amendment") effective January 1, 2011. According to the Amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire preferred income (as part of its "Preferred Enterprise"). NICE and its Israeli subsidiary elected for the Preferred Enterprise regime to apply (the waiver is non-recourse) and is subject to the tax rates as follows: 2012 - 15%, 2013 - 12.5% and 2014 and thereafter - 16%.

Income from sources other than the Approved, Privileged or Preferred Enterprise programs is subject to tax at regular Israeli corporate tax rate.

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

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence. Our consolidated tax rate depends on the geographical mix of where our profits are earned. Primarily, our U.S. subsidiaries are subject to federal and state income taxes of approximately 37% and our subsidiaries in the U.K. are subject to corporation tax at a rate of approximately 21.5%. Neither Israeli income taxes, foreign withholding taxes nor deferred income taxes were provided in relation to undistributed earnings of the Company's foreign subsidiaries. This is because the Company has the intent and ability to reinvest these earnings indefinitely in the foreign subsidiaries and therefore those earnings are continually redeployed in those jurisdictions. As of December 31, 2014, the amount of undistributed earnings of non-Israeli subsidiaries, which is considered indefinitely reinvested, was $231,000 with a corresponding unrecognized deferred tax liability of $45,000. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

c.	Net operating loss carryforward:

As of December 31, 2014, certain subsidiaries had tax loss carry-forwards totaling approximately $99,000 which can be carried forward and offset against taxable income with expiration dates ranging from 2015 and onwards. Approximately $70,900 of these carry-forward tax losses have no expiration date. The balance expires between 2015 and 2032.

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

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2014	2013
Deferred tax assets:
Net operating losses carryforward *)	$21,229	$25,683
Share based payments	8,958	6,437
Research and development costs	13,105	1,747
Reserves, allowances and other	13,330	12,871

Deferred tax assets before valuation allowance	56,622	46,738
Valuation allowance	(9,860)	(12,253)

Deferred tax assets	46,762	34,485

Deferred tax liabilities:
Acquired intangibles	(37,389)	(53,049)

Deferred tax assets (liabilities), net	$9,373	$(18,564)

*)	Including deferred taxes on losses for US income tax purposes as of December 31, 2014 and 2013, derived from the exercise of employee stock options in the amount of $6,126 and $7,873, respectively.

	December 31,
	2014	2013

Current deferred tax assets	$24,174	$15,625
Long-term deferred tax assets	9,114	3,875
Current deferred tax liabilities	(33)	(223)
Long-term deferred tax liabilities	(23,882)	(37,841)

Deferred tax assets (liabilities), net	$9,373	$(18,564)

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

e.	A reconciliation of the Company's effective tax rate to the statutory tax rate in Israel is as follows:

	Year ended December 31,
	2014	2013	2012

Income before taxes on income, as reported in the consolidated statements of income	$115,025	$83,680	$53,900

Statutory tax rate in Israel	26.5%	25%	25%
Approved, Privileged and Preferred Enterprise benefits *)	(4.0)%	8.4%	(11.6)%
Changes in valuation allowance	(0.2)%	(0.9)%	(7.0)%
Earnings taxed under foreign law	(5.7)%	(9.9)%	(17.4)%
Tax Settlements and other adjustments	(6.7)%	9.9%	(17.3)%
Other	0.5%	1.4%	2.3%

Effective tax rate	10.4%	33.9%	(26.0)%

*)
The effect of the benefit resulting from the "Approved, Privileged and Preferred Enterprise" status (including the expense related to the election to release previously tax-exempted earnings under the Order described in Note 13(a)(2) above) on net earnings per ordinary share is as follows:

	Year ended December 31,
	2014	2013	2012

Basic	$(0.08)	$(0.12)	$0.10

Diluted	$(0.07)	$(0.11)	$0.10

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

f.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2014	2013	2012

Domestic	$75,219	$68,517	$67,559
Foreign	39,806	15,163	(13,659)

	$115,025	$83,680	$53,900

g.	Taxes on income are comprised as follows:

	Year ended December 31,
	2014	2013	2012

Current	$39,735	$45,680	$10,250
Deferred	(27,785)	(17,275)	(24,244)

	$11,950	$28,405	$(13,994)

Domestic	$4,378	$30,900	$16,856
Foreign	7,572	(2,495)	(30,850)

	$11,950	$28,405	$(13,994)

Of which:

	Year ended December 31,
	2014	2013	2012

Domestic taxes:
Current	$18,392	$32,020	$17,933
Deferred	(14,014)	(1,120)	(1,077)

	$4,378	$30,900	$16,856
Foreign taxes:
Current	$21,343	$13,670	$(7,749)
Deferred	(13,771)	(16,165)	(23,101)

	$7,572	$(2,495)	$(30,850)

Taxes on income	$11,950	$28,405	$(13,994)

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

h.	Uncertain tax positions:

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2014	2013

Uncertain tax positions, beginning of year	$33,158	$37,965
Increases in tax positions for prior years	2,521	4,757
Increases in tax positions for current year	5,277	3,563
Settlements	(20,887)	(11,864)
Expiry of the statute of limitations	(1,508)	(1,263)

Uncertain tax positions, end of year	$18,561	$33,158

All the Company's unrecognized tax benefits would, if recognized, reduce the Company's annual effective tax rate. The Company has further accrued $448 due to interest related to uncertain tax positions as of December 31, 2014.

During 2014, prior tax years in Israel, the US and the United Kingdom were closed by way of the expiration of the statute of limitations and settlements reached with those tax authorities through routine tax audits.  In consideration of a settlement of tax audits in Israel for the years 2009 through 2012 of NICE, the Company recorded tax benefit of $11,600 and paid an amount of approximately $10,300. The Israeli subsidiary is currently in the process of routine Israeli income tax audits for the tax years 2012 through 2013. As of December 31, 2014, the Company is still subject to further Israeli income tax audits for the tax years of 2013 through 2014, to U.S. federal income tax audits for the tax years of 2011 through 2014 and to other income tax audits for the tax years of 2009 through 2014.

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

Generally, under the terms of the 2008 Plan, 25% of an Award granted becomes exercisable on the first anniversary of the date of grant and 6.25% becomes exercisable once every quarter during the subsequent three years. Specifically with respect to restricted share units and options granted with an exercise price equal to the nominal value of an ordinary share ("par value options"), unless determined otherwise by the Board of Directors, 25% of the restricted share units granted and par value options granted become vested on each of the four consecutive annual anniversaries following the date of grant. Awards with a vesting period expire six years after the date of grant. Pursuant to a resolution of the Company's Board of Directors dated February 4, 2014, options that are performance-based and are granted during calendar year 2014 and thereafter, shall expire seven years following the date of grant. The 2008 Plan provides that the maximum number of shares that may be subject to Awards granted under the 2008 Plan shall be an amount per calendar year, equal to 3.5% of the Company's issued and outstanding share capital as of December 31 of the preceding calendar year. Such amount is reset for each calendar year.

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

The fair value of the Company's stock options granted to employees and directors for the years ended December 31, 2014, 2013 and 2012 was estimated using the following assumptions:

	2014	2013	2012

Expected volatility	27.47%-28.08%	27.5%-30.0%	27.8%-34.8%
Weighted average volatility	27.72%	28.8%	29.4%
Risk free interest rate	0.8%-1.2%	0.4%-0.9%	0.4%-0.5%
Expected dividend	0%-1.61%	0%-1.7%	0%
Expected term (in years)	3.4	3.3-3.4	3.3

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of the Company's stock options activity and related information for the year ended December 31, 2014, is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2014	4,066,573	22.37	4.46	75,598
Granted	1,189,063	25.31
Exercised	(1,247,450)	22.40
Forfeited	(411,549)	18.34
Cancelled	(15,844)	12.37

Outstanding at December 31, 2014	3,580,793	23.54	4.39	97,061

Exercisable at December 31, 2014	1,033,306	25.51	3.37	25,977

The weighted-average grant-date fair value of options granted during the years 2014, 2013 and 2012 was $19.69, $18.24 and $16.09, respectively.

The total intrinsic value of options exercised during the years 2014, 2013 and 2012 was $35,028, $24,949 and $18,072, respectively.

The options outstanding under the Company's stock option plans as of December 31, 2014 have been separated into ranges of exercise price as follows:

					Weighted
	Options	Weighted		Options	average
	outstanding	average	Weighted	exercisable	exercise
	as of	remaining	average	as of	price of
Ranges of	December 31,	contractual	exercise	December 31,	options
exercise price	2014	term	price	2014	exercisable
		(Years)	$		$

$ 0.26	1,196,978	4.61	0.26	212,303	0.26
$ 0.69	7,147	5.01	0.69	6,806	0.69
$ 4.88-6.87	5,087	1.39	5.78	5,087	5.78
$ 10.28-14.60	18,324	3.69	13.00	18,324	13.00
$ 16.60-21.41	20,304	4.80	18.47	19,542	18.50
$ 25.01-37.12	1,357,155	3.55	33.03	636,713	32.14
$ 37.86-40.32	975,798	5.31	39.48	134,531	38.69

	3,580,793	4.39	23.54	1,033,306	25.51

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of the Company's Restricted Stock Awards ("RSA") and the Company's Restricted Stock Units ("RSU") activities and related information for the year ended December 31, 2014, is as follows:

	Number of RSU & RSA	Weighted average exercise price *)

Outstanding at January 1, 2014	783,103	NIS	1
Issued	355,263	NIS	1
Vested	(215,831)	NIS	1
Forfeited	(150,970)	NIS	1

Outstanding at December 31, 2014	771,565	NIS	1

*)	Weighted average exercise price is NIS 1 (par value) which represents approximately $0.26.

As of December 31, 2014, there was approximately $40,776 of unrecognized compensation expense related to non-vested stock options and restricted stock awards, expected to be recognized up to four years.

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2014, 2013 and 2012, was comprised as follows:

	Year ended December 31,
	2014	2013	2012

Cost of revenues	$4,847	$4,741	$4,156
Research and development, net	2,781	3,080	2,840
Selling and marketing	12,962	10,037	7,981
General and administrative	9,224	8,449	8,635

Total stock-based compensation expenses	$29,814	$26,307	$23,612

c.	Employee Stock Purchase Plan:

Under the Employee Stock Purchase Plan ("ESPP") Eligible employee were entitled to between 2% to 10% of their earnings being withheld (under certain limitations) for the purposes of purchasing ordinary shares.  Under the ESPP, the price of ordinary shares purchased was equal to 95% of the fair market value of the ordinary shares.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

Pursuant to a resolution of the Company's Board of Directors, the Company's Employee Stock Purchase Plan has been terminated, and is no longer in effect as of January 1, 2014.

During 2014, 2013 and 2012, employees purchased 11,196, 23,478 and 17,753 shares at average prices of $38.91, $33.36 and $33.73 per share, respectively.

d.	Treasury shares:

On February 15, 2011, November 2, 2011, October 31, 2012 and February 4, 2014 the Company's Board of Directors authorized a program to repurchase up to $100,000 at each time (total of up to $400,000) of the Company's issued and outstanding ordinary shares and ADRs.  Repurchases may be made from time to time in the open market or in privately negotiated transactions and will be in accordance with applicable securities laws and regulations. The timing and amount of the repurchase transactions will be determined by management and may depend on a variety of factors, including market conditions, alternative investment opportunities and other considerations. The programs do not obligate the Company to acquire any particular amount of ordinary shares and ADRs and the program may be modified or discontinued at any time without prior notice.

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

The total amounts of dividends declared and paid in 2014 and 2013 were $0.64 and $0.48 per share, respectively. Subsequent to the balance sheet date, the Company declared and paid an additional dividend of $0.16 per share in respect of the fourth quarter of 2014.

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

The following tables present the financial information of the Company's reportable segments.

	Year ended December 31, 2014
	Customer Interactions Solutions	Security Solutions	Financial Crime and Compliance solutions	Not allocated	Total

Revenues	$612,160	$202,281	$197,198	$-	$1,011,639

Operating income	$130,129	$29,237	$46,878	$(94,419)	$111,825

	Year ended December 31, 2013
	Customer Interactions Solutions	Security Solutions	Financial Crime and Compliance solutions	Not allocated	Total

Revenues	$592,299	$193,937	$163,048	$-	$949,284

Operating income	$115,525	$25,774	$29,449	$(90,995)	$79,753

	Year ended December 31, 2012
	Customer Interactions Solutions	Security Solutions	Financial Crime and Compliance solutions	Not allocated	Total

Revenues	$565,993	$185,916	$127,103	$-	$879,012

Operating income	$112,027	$27,645	$3,200	$(97,240)	$45,632

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	REPORTABLE SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

The following presents long-lived assets of December 31, 2014 and 2013, based on operational segments:

	December 31,
	2014	2013

Customer Interactions Solutions	$21,027	$25,235
Security Solutions	6,536	6,360
Financial Crime and Compliance Solutions	9,224	7,629
Non-allocated	5,088	5,119

	$41,875	$44,343

b.	Geographical information:

Total revenues from external customers on the basis of the Company's geographical areas are as follows:

	Year ended December 31,
	2014	2013	2012

Americas, principally the US	$665,466	$596,663	$549,575
EMEA *)	230,245	215,560	200,624
Israel	9,133	8,344	9,784
Asia Pacific	106,795	128,717	119,029

	$1,011,639	$949,284	$879,012

The following presents long-lived assets of December 31, 2014 and 2013, based on geographical segments:

	December 31,
	2014	2013

Americas, principally the US	$11,072	$10,011
EMEA *)	4,102	5,279
Israel	24,841	27,709
Asia Pacific	1,860	1,344

	$41,875	$44,343

*)	Includes Europe, the Middle East (excluding Israel) and Africa.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SELECTED STATEMENTS OF INCOME DATA

a.	Research and development expenses, net:

	Year ended December 31,
	2014	2013	2012

Total costs	$152,964	$140,935	$126,584
Less - grants and participations	(3,496)	(3,334)	(4,087)
Less - capitalization of software development costs	(908)	(1,038)	(1,110)

	$148,560	$136,563	$121,387

b.	Restructuring expense:

During 2014, the Company implemented a plan to reduce its operating costs and improve profitability. The plan included restructuring of the Company’s workforce in certain geographies which resulted in restructuring charges in 2014 totaling $5.6 million.

During 2013 and 2012, the Company initiated restructuring programs for the consolidation of facilities in order to reduce its operating costs. The Company discontinued the use of research and development and sales facilities. In connection with these restructuring programs, the Company recorded restructuring charges in 2013 and 2012 totaling $0.5 million and $1.9 million, respectively.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SELECTED STATEMENTS OF INCOME DATA (Cont.)

c.	Financial income and other, net:

	Year ended December 31,
	2014	2013	2012
Financial income:
Interest and amortization/accretion of premium/discount on marketable securities	$5,268	$4,802	$4,230
Realized gain on marketable securities	16	-	2,095
Interest	349	1,505	2,616
Foreign currency translation	1,817	2,664	1,717

	7,450	8,971	10,658
Financial expenses:
Realized loss on marketable securities	-	-	(495)
Interest	(73)	(182)	(103)
Foreign currency translation	(2,502)	(3,486)	(2,368)
Other	(1,107)	(1,266)	(954)

	(3,682)	(4,934)	(3,920)

Other income (expenses), net	(3)	(110)	1,530

	$3,765	$3,927	$8,268

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SELECTED STATEMENTS OF INCOME DATA (Cont.)

d.	Net earnings per share:

The following table sets forth the computation of basic and diluted net earnings per share:

1.	Numerator:

	Year ended December 31,
	2014	2013	2012

Net income available to ordinary shareholders	$103,075	$55,275	$67,894

2.	Denominator (in thousands):

	Year ended December 31,
	2014	2013	2012

Denominator for basic net earnings per share -
Weighted average number of shares	59,362	60,388	60,905
Effect of dilutive securities:
Add - employee stock options and RSU	1,533	1,442	1,356

Denominator for diluted net earnings per share - adjusted weighted average shares	60,895	61,830	62,261

NOTE 17:-	SUBSEQUENT EVENTS

In accordance with the adoption of a dividend policy announced on February 13, 2013, as described on Note 14e, the Company announced on February 5, 2015 a declaration of a cash dividend of $0.16 per share for the fourth quarter of 2014 that was paid on March 4, 2015.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NICE-SYSTEMS LTD.

By:	/s/ Barak Eilam
Barak Eilam
Chief Executive Officer

Date:  April 2, 2015