Form 20-F
period 2015-12-31
NICE SYSTEMS LTD
filed 2016-03-23
CIK 1003935

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

13 Zarchin Street, P.O. Box 690, Ra’anana 4310602, Israel

(Address of principal executive offices)

Yechiam Cohen, +972-9-7753151, yechiam.cohen@nice.com,
13 Zarchin Street, P.O. Box 690, Ra’anana 4310602, Israel

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 59,526,506 Ordinary Shares, par value NIS 1.00 per share (which excludes 11,633,783 treasury shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements.  Many factors could cause the actual results, performance or achievements of NICE to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, competition with existing or new competitors, changes in executive management, changes in general economic and business conditions, disruption in credit markets, rapidly changing technology, changes in currency exchange rates and interest rates, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, changes in business strategy and various other factors, both referenced and not referenced in this annual report.  These risks are more fully described under Item 3, “Key Information – Risk Factors” of this annual report.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected.  NICE does not intend or assume any obligation to update these forward-looking statements.  Investors should bear this in mind as they consider forward-looking statements and whether to invest or remain invested in NICE’s securities.

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

PART I
Item 1.            Identity of Directors, Senior Management and Advisers.

Not Applicable.

Item 2.            Offer Statistics and Expected Timetable.

Not Applicable.

Item 3.            Key Information.

Selected Financial Data

The following selected consolidated balance sheet data as of December 31, 2014 and 2015 and the selected consolidated statements of income data for the years ended December 31, 2013, 2014 and 2015 have been derived from our audited Consolidated Financial Statements. These financial statements have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP, and audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The selected consolidated statements of income data as of December 31, 2011 and 2012 and the selected consolidated balance sheet data for the years ended December 31, 2011, 2012 and 2013 have been derived from other Consolidated Financial Statements not included in this annual report and have also been prepared in accordance with U.S. GAAP and audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and notes thereto and other financial information included elsewhere in this annual report.

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(U.S. dollars in thousands, except per share data)
OPERATING DATA:
Revenues
Products	$258,165	$276,319	$280,140	$289,560	$317,900
Services	412,789	482,552	541,375	582,435	608,967
Total revenues	670,954	758,871	821,515	871,995	926,867
Cost of revenues
Products	68,894	78,878	69,335	63,919	66,363
Services	180,771	215,519	230,279	239,592	237,219
Total cost of revenues	249,665	294,397	299,614	303,511	303,582
Gross profit	421,289	464,474	521,901	568,484	623,285
Operating expenses:
Research and development, net	87,270	103,818	115,431	123,141	128,485
Selling and marketing	160,669	194,346	214,579	231,097	225,817
General and administrative	94,414	94,654	86,467	83,360	90,349
Amortization of acquired intangible assets	22,528	31,455	29,438	19,157	12,528
Restructuring expenses	-	1,870	527	5,435	-

Total operating expenses	364,881	426,143	446,442	462,190	457,179
Operating income	56,408	38,331	75,459	106,294	166,106
Financial income and other net	10,625	8,268	3,927	3,765	5,304
Income before taxes on income	67,033	46,599	79,386	110,059	171,410
Taxes on income (tax benefits)	11,260	(14,799)	26,915	9,909	30,832
Net income from continuing operations	55,773	61,398	52,471	100,150	140,578

Discontinued operations:
Gain on disposal and (loss) income from operations	2,616	7,301	4,294	4,965	152,459
Taxes on income	1,126	805	1,490	2,040	34,206
Net income on discontinued operations	1,490	6,496	2,804	2,925	118,253
Net income	57,263	67,894	55,275	103,075	$258,831

Basic earnings per share from continuing operations	$0.89	$1.01	$0.87	$1.69	$2.36
Basic earnings per share from discontinued operations	$0.02	$0.10	$0.05	$0.05	$1.99
Basic earnings per share	$0.91	$1.11	$0.92	$1.74	$4.35
Weighted average number of shares used in computing basic earnings per share (in thousands)	62,924	60,905	60,388	59,362	59,552
Diluted earnings per share from continuing operations	$0.87	$0.99	$0.85	$1.64	$2.29
Diluted earnings per share from discontinued operations	$0.02	$0.10	$0.04	$0.05	$1.93
Diluted earnings per share	$0.89	$1.09	$0.89	$1.69	$4.22

Weighted average number of shares used in computing diluted earnings per share (in thousands)	64,241	62,261	61,830	60,895	61,281

	At December 31,
	2011	2012	2013	2014	2015

BALANCE SHEET DATA*:
Working capital	$163,398	$122,108	$61,023	$107,090	$256,089
Total assets	1,575,344	1,649,676	1,646,030	1,632,952	1,849,613
Shareholders’ equity	1,158,644	1,191,088	1,204,796	1,213,456	1,415,149

*Including assets and liabilities that were accounted as discontinued operations

Risk Factors

Risks Relating to Global Economy, Competition and Markets

Conditions and changes in the local and global economic environments may adversely affect our business and financial results.

Adverse economic conditions in markets in which we operate can harm our business, and our results of operations can be affected by adverse changes in local and global economic conditions, slowdowns, recessions, economic instability, political unrest, armed conflicts or natural disasters around the world. To the extent that our business suffers as a result of such unfavorable economic and market conditions, our operating results may be materially adversely affected.  In particular, enterprises may reduce spending in connection with their contact centers, financial institutions may reduce spending in relation to trading floors and operational risk management (as IT-related capital expenditures are typically lower priority in times of economic slowdowns), and our customers may prioritize other expenditures over our solutions. In addition, enterprises’ ordering and payment patterns are influenced by market conditions and could cause fluctuations in our quarterly results. If any of the above occurs, and our customers or partners significantly reduce their spending or significantly delay or fail to make payments to us, our business, results of operations, and financial condition would be materially adversely affected.

In addition, over half of our sales are generated from North America. If there is deterioration or a crisis in the economic and financial stability in the United States, particularly in the financial services sector (which is our main industry vertical), our top tier customers could reduce spending, delay or postpone orders. This could have a material adverse effect on our sales in this region and our results of operations. Any such deterioration in the economic condition in the United States could also negatively impact the accuracy of our forecast of future trends and make plans for our future business development.

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

We sell our products and solutions throughout the world and intend to continue to increase our penetration of international markets. In each of 2013, 2014 and 2015, approximately 99% of our total sales were derived from sales to customers outside of Israel.  Our future results could be materially adversely affected by a variety of factors relating to international transactions, including:

•	governmental controls and regulations, including import or export license requirements, trade protection measures and changes in tariffs;

•
changes in applicable international and local laws, regulations and practices, including those related to trade compliance, anticorruption, data privacy and protection, tax, labor, employee benefits, customs, currency restrictions and other requirements;

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

As we continue to explore the expansion of our global reach, including in emerging markets, we may be faced with risks that are more significant than if we were to do business in developed countries, which risks include less developed legal systems, unstable governments and economies, and governmental actions that may affect the flow of goods and currency. We cannot assure you that one or more of these factors will not have a material adverse effect on our international operations, business, financial condition and results of operations.

As a result of our global presence, especially in emerging markets, we face increasing challenges that could adversely impact our results of operations, reputation and business.

In light of our global presence, especially in emerging markets such as those in Asia, Eastern Europe and Latin America, we face a number of challenges in certain jurisdictions related to poor protection of intellectual property, inadequate protection against crime (including bribery, corruption and fraud), breaches of local laws or regulations, competition from companies that are already present in the market and difficulties in recruiting sufficient personnel with appropriate skills and experience. In addition, local business practices in jurisdictions in which we operate, and particularly in emerging markets, may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery laws and regulations (including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act) to which we are subject. Although we implement policies and procedures designed to ensure compliance with these laws, we cannot guarantee that none of our employees, contractors and agents, as well as those companies to which we outsource certain of our business operations, will not take actions in violation of our policies or applicable law. Any such violation could have an adverse effect on our business and reputation, and may expose us to criminal or civil enforcement actions, including penalties and fines.

The markets in which we operate are highly competitive and we may be unable to compete successfully.

The markets for our products, solutions and related services are, in general, highly competitive. Our competitors include a number of large, established developers and distributors. Some of our principal competitors or potential competitors may have advantages over us, including greater resources, a broader portfolio of products, applications and services, larger patent and intellectual property portfolios and access to larger customer bases, all of which would enable them to adapt better to new or emerging technologies or customer requirements or devote more resources to the marketing and sale of their products and services. Additionally, continued price reductions by some of our competitors, particularly at times of economic difficulty, may result in our loss of sales or require that we reduce our prices in order to compete, which would adversely affect our revenues, gross margins and results of operations.

Additional competition from new potential entrants to our markets may lead to the widespread availability and standardization of some of the products and services, which could result in the commoditization of our products and services, reduce the demand for our products and services and drive us to lower our prices.

In recent years, some of our competitors, including some of our partners, have increased their presence through internal development, partnerships and acquisitions. Infrastructure vendors, including suppliers of telecommunication infrastructure equipment, have decided or may decide in the future to enter our market space and compete with us by offering comprehensive solutions. Moreover, major enterprise software vendors, such as those from the traditional enterprise business intelligence and business analytics sector, Customer Relationship Management (or “CRM”), or infrastructure players (mostly telephony or switch vendors), have entered or may decide to enter our market space and compete with us, either by internal development of comprehensive solutions or through acquisition of any of our existing competitors. If we are not able to compete effectively with these market entrants or other competitors, we may lose market share and our business, financial condition or results of operations could be adversely affected.

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

Prices of most of our solutions have decreased throughout the market in recent years, primarily due to competitive pressures, and may continue to decrease.  This could have a negative effect on our gross profit and results of operations.

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

We believe that developing partnerships and strategic alliances is an important factor in our success in marketing our products. In some markets we have only recently started to develop a number of partnerships and strategic alliances. We may not be able to develop such partnerships or strategic alliances on terms that are favorable to us, if at all. Failure to develop such arrangements that are satisfactory to us may limit our ability to successfully market and sell products and may have a material adverse effect on our business and results of operations.

As our market opportunities change, our reliance on particular distribution channels and strategic partners may increase or we may need to create new strategic partnerships and alliances to address changing market needs, all of which may negatively impact our growth and gross margins. We may not be successful in maintaining, creating or expanding these channels and partnerships.

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

We operate in several markets, each characterized by rapidly changing technology, new product introductions and evolving industry standards. The introduction of products embodying new technology and the emergence of new industry standards might exert price pressures on our existing products or render them obsolete. Our markets are also characterized by consistent demand for state of the art technology and products. Existing and potential competitors might introduce new and enhanced products that could adversely affect the competitive position of our products. One of our most significant markets is the market for Customer Interaction applications. Customer Interaction applications are utilized by entities in various sectors to capture, store, retrieve and analyze recorded data. The market for our Customer Interaction applications is, in particular, dominated by a group of highly competitive vendors that are introducing dynamic competitive offerings around evolving industry standards.

We believe that our ability to anticipate changes in technology and industry standards and to successfully develop and introduce new, enhanced and differentiated products, on a timely basis, in each of the markets in which we operate, is a critical factor in our ability to grow our business. As a result, we expect to continue to make significant expenditures on research and development, particularly with respect to new software applications, which are continuously required in all our business areas. Moreover, in the event that we do not anticipate changes in technology or industry practices or fail to timely address market needs or not be able to provide the products that are in demand, we may lose market share and our results of operations may be materially adversely affected.

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

Therefore, some of the factors that could have a material adverse effect on our business, financial condition and results of operations include industry-specific factors; our ability to continuously develop, introduce, deliver and support commercially viable products, solutions and technologies; the market’s rate of acceptance of the product solutions and technologies we offer; our ability to keep pace with market and technology changes; and our ability to compete successfully.

We depend on certain infrastructure vendors’ installation base for a significant portion of our recurring sales.

We sell our products, either directly or through our other distribution channels, to customers who use infrastructure of our distributors or of other vendors, or operate in their environment. To the extent that certain infrastructure vendors do not allow or support the integration of our products with their infrastructure or products, or use other means to prevent us from selling our products to such customers, we may experience a reduction in sales to these customers, which is broader than such infrastructure vendors’ direct business with us. This could, of course, influence our ability to continue rendering maintenance services and other services and generate recurring sales to these customers. As a result, we could lose customers and market share, which could have a material adverse effect on our business, financial condition, or results of operation.

General Risks Relating to Our Business, Offerings and Operations

We depend on the stability of the financial services sector.

The financial services sector is our main industry vertical. If there is deterioration or a crisis in the economic and financial stability of financial institutions, customers in this sector, including our top tier customers, could reduce spending or delay or postpone orders. This could have a material adverse effect on our sales to this sector and our results of operations.

We depend on the success of our recording solutions.

Our recording solutions are based on a computer telephony integrated multi-channel voice recording and retrieval system. We are dependent on the success of our recording solutions to maintain profitability and sustain growth. Our recording solutions currently generate, and in recent years have generated, a significant portion of our revenues, and we will continue to be dependent on the sales of our recording solutions and recurring revenues, such as maintenance services, in the next several years.  However, there can be no assurance that the recording market will continue to grow. Also, certain switch manufacturers offer various types of recording solutions, which could result in a significant decline in sales of our recording solutions and in sales of related applications, or a significant decrease in the profit margin on such solutions, any of which could have a material adverse effect on our business, financial condition or results of operations.

The trend of enterprise customers moving from voice to other means of communication with the enterprise (such as self-serve, e-mail, instant messaging, social media and chat), may result in a reduction in the demand for our voice recording platform and applications. If such trend continues, our customers may cease to record voice and switch to recording other means of communication. In addition, changes in regulations could reduce the need for recording, which would reduce the demand for our recording and platform. Any of the above may have a material adverse effect on our business, financial condition or results of operations.

Our failure to successfully adapt and transform our products to offer cloud-based solutions and compete successfully in such market could negatively affect our future financial results.

In recent years, customers have embraced cloud computing, changing the way they source business solutions by moving from on-premise to cloud-based solutions, increasing the demand for hosted and cloud-based Software-as-a-Service (or “SaaS”). Although we are adapting and transforming our delivery options to include on-premise, hosted, cloud-based SaaS, or blended-hybrid deployment offerings, we may not be successful in our ability to adapt and transform our offerings to the cloud and we may not be able to timely and adequately meet customer needs. As a result, we may be unsuccessful at competing with vendors in the market that offer cloud-based solutions to cater for such customer needs, all of which could have an adverse effect on our business, financial condition and results of operations.

In addition, cloud computing may make it easier for new competitors to enter our markets due to the lower up-front technology costs and easier implementation and for existing market participants to compete with us on a greater scale. Such increased competition is likely to heighten the pressure to decrease pricing, which could have a negative effect on our revenues and results of operations.

Infrastructure players and others are introducing a “contact center as a service” cloud-based solution that includes features and functionality currently supplied by us. With the strengthening of this trend, we may be faced with a new type of competition. If we are not able to create an integrated experience for our customers in the form of an integrated suite we may lose sales, which could have a material adverse effect on our business, financial condition or results of operations.

The business model of SaaS differs from the business model for the sale of products and services, particularly in that the period for recognizing the revenue from such orders is often spread over a number of fiscal quarters rather than being tied to a single date. Therefore, a significant shift to SaaS based sales could result in a delay in revenue recognition and materially adversely affect our results of operations and our rate of growth and profitability.

The increasing prevalence of a cloud delivery model offered by us and our competitors may unfavorably affect pricing in each of our on-premise enterprise software business and our cloud business, as well as overall demand for our on-premise software product and service offerings, which could reduce our revenues and profitability.

The sale of advanced software applications and a multi-product offering requires significant resources and may also delay our recognition of revenues.

Providing advanced software applications and a multi-product offering requires, among other things, the continuous evolution of our sales force, maintenance and support offerings, manpower, research and development, and customer installation methods, as well as our route to market. The sale of advanced software applications is also subject to prolonged processes of customization, implementation and testing. Therefore, the sale of advanced software applications may lead to a longer period between the time we "book" an order and the time we recognize the revenue from such orders. These factors could result in a delay in revenue recognition and materially adversely affect our results of operations.

A significant portion of our business relies on software applications. We cannot guarantee that our customers’ adoption of advance software applications will meet our expectation and planning. As a result, certain applications may not reach the critical mass in sales and revenues necessary to offset the high cost of developing and maintaining such advanced applications, which could negatively affect our results of operation.

We depend on a small number of significant customers.

While no single customer of ours accounted for more than five percent of our aggregate revenues in 2015, we do have a small number of significant customers in each sector of our business, each of which could be material to a particular area of our business.

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

Our strategy is to continue investing in, enhancing and securing our business and operations and growing our business, both organically and through acquisitions. Investments in, among other things, new markets, products, solutions, and technologies, research and development, infrastructure and systems, geographic expansion, and additional qualified and experienced personnel, are critical to achieving our growth strategy. However, such investments and efforts may not be successful, and, even if successful, may negatively impact our short-term profitability. Furthermore, in the event of an acquisition we may decide to reduce profits over the short-term in order to achieve long-term expansion or growth, which may involve risks.

Our success depends on our ability to execute our growth strategy effectively and efficiently. If we are unable to execute our growth strategy successfully and properly manage our investments and expenditures, our results of operations and stock price may be materially adversely affected. In addition, as a result of the execution of our growth strategy, our short term profitability may be negatively impacted, including as a result of an acquisition.

We cannot assure you that we will be able to sustain our growth in future years. The increasing proportion of advanced software applications in our overall sales mix might not compensate for the slowing growth rates of our recording solutions and other more mature products. In addition, our new solutions might not achieve wide market acceptance, and therefore might fail to support revenue growth. The failure to implement our growth strategy successfully could affect our ability to sustain growth and could materially adversely affect our results of operations.

Our business could be materially adversely affected as a result of the risks associated with acquisitions and investments. In particular, we may not succeed in making additional acquisitions or be effective in integrating such acquisitions.

As part of our growth strategy, we have made a significant number of acquisitions (see Item 5, “Operating and Financial Review and Prospects—Recent Acquisitions” in this annual report for a description of certain of these acquisitions). We expect to continue to make acquisitions and investments in the future as part of our growth strategy. We frequently evaluate the tactical or strategic opportunity available related to complementary businesses, products or technologies. There can be no assurance that we will be successful in making additional acquisitions. Even if we are successful in making additional acquisitions, integrating an acquired company’s business into our operations or investing in new technologies may (1) result in unforeseen operating difficulties and large expenditures and (2) absorb significant management attention that would otherwise be available for the ongoing development of our business, both of which may result in the loss of key customers or personnel and expose us to unanticipated liabilities.

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

We often compete with others to acquire companies, and such competition may result in decreased availability of, or an increase in price for, suitable acquisition candidates. We also may not be able to consummate acquisitions or investments that we have identified as crucial to the implementation of our strategy for other commercial or economic reasons. Further, we may not be able to obtain the necessary regulatory approvals, including those of competition authorities and foreign investment authorities, in countries where we seek to consummate acquisitions or make investments. For those and other reasons, we may ultimately fail to consummate an acquisition, even if we announce the intended acquisition.

In the future we may require significant financing to complete an acquisition or investment, whether through bank loans, raising of debt or otherwise. We cannot assure you that such financing options will be available to us on reasonable terms, or at all. If we are not able to obtain the necessary financing, we may not be able to consummate a substantial acquisition or investment and execute our growth strategy. In addition, if we consummate one or more significant acquisitions in which the consideration consists, in whole or in part, of our ordinary shares or American Depositary Shares (“ADSs”) representing our ordinary shares, our shareholders may suffer immediate dilution of their interests in us or the value of their interests in us.

Other risks commonly encountered with acquisitions include the effect of the acquisition on our financial and strategic position, the inability to integrate successfully or commercialize acquired technologies and achieve expected synergies or economies of scale on a timely basis and the potential impairment of acquired assets. Further, we may not be able to retain the key employees that may be necessary to operate the business we acquire and we may not be able to attract, in a timely manner, new skilled employees and management to replace them.

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

Our seasonal sales patterns could significantly impact our revenues and earnings.

The sales cycle for our products and services is ranging between a few weeks to several months from initial contact with the potential client to the signing of a contract.  Frequently, sales orders accumulate towards the latter part of a given quarter. In addition, our revenues are typically highest in the fourth quarter and lowest in the first quarter.  We believe this seasonality is typical for many software companies and that it may become more pronounced as the proportion of advanced software applications in our overall sales mix continues to increase.  Additionally, as a high percentage of our expenses, particularly employee compensation and other overhead costs, are relatively fixed, a variation in the level of sales, especially at or near the end of any quarter, may have a material adverse impact on our quarterly operating results.

In addition, our quarterly operating results may be subject to significant fluctuations due to other factors, including the timing and size of orders and shipments to customers (including delays in execution of customer orders), variations in distribution channels, mix of products and services, new product introductions, competitive pressures and general economic conditions.  It is difficult to predict the exact mix of products for any period between hardware, software and services as well as within the product category between interaction-related platforms and related applications and transactional related platforms and applications.  Further, the period of time from order to delivery of our platforms and applications is short, and therefore our backlog for such products is currently, and is expected to continue to be, small and substantially unrelated to the level of sales in subsequent periods.  As a result, our results of operations for any quarter may not necessarily be indicative of results for any future period, and may be below our forecasts.

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

We operate with a backlog and face factors such as timing and volume of orders within a given period that affect our ability to fulfill these orders and to determine the amount of our revenues within the period.

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

Our ability to forecast our operating results is also affected by the fact that pricing, margins, and other deal terms may vary substantially from transaction to transaction, especially across business lines.

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

In addition, due to our growth, or as a result of regular recruitment, we will be required to hire and integrate new employees. Recruiting and retaining qualified engineers and computer programmers to perform research and development and to commercialize our products, as well as qualified personnel to market and sell those products, are critical to our success.  As of December 31, 2015, approximately 25% of our employees were devoted to research and product development and approximately 21% were devoted to marketing and sales.  There can be no assurance that we will be able to successfully recruit and integrate new employees.

There is intense competition to recruit highly skilled employees in the technology industry.  We have suffered from attrition in our workforce in previous years and we believe that such attrition will continue in the future. We may not be able to offer current and potential employees a compensation package that is satisfactory in order to keep them within our employment.

In certain locations in which we have development centers, the rate of attrition is high and could have a negative impact on our ability to retain our employees in such centers, timely develop our products and service our customers. In addition, the migration of development and other activities and functions to low-cost countries may result in disruption to our business due to differing levels of employee knowledge, expertise and organizational and leadership skills, greater employee attrition and increased cost of retaining our most highly-skilled employees.

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

Our products and solutions are complex and are deployed in a wide variety of network environments.  The proper use of our software requires training and, if our software products are not used correctly or as intended, there may be inaccurate results.  Our products may also be intentionally misused or abused by clients who use our products.  The incorrect or improper use of our products and solutions or our failure to properly provide professional services and maintenance services, including installation, training, project management, product customizations and consulting to our clients may result in losses suffered by our clients, which could result in negative publicity and product liability or other legal claims against us.

Undetected errors or malfunctions in our products or solutions could directly impair our financial results and we could face potential product liability claims.

Our software products are highly complex.  Despite extensive testing by us and by our clients, our products may include errors, failures, bugs or other weaknesses.  Such errors, failures, bugs or other weaknesses in our products could result in product returns, loss of or delay in market acceptance of our products, loss of competitive position, or claims by clients or others, which would seriously harm our revenues, financial condition and results of operations.  Correcting and repairing such errors, failures or bugs could also require significant expenditures of our capital and other resources and could cause interruptions, delays or cessation of our product licensing.

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

Risks Relating to Our Financial Condition

We face foreign exchange currency risks.

Exchange rate fluctuations affect our operations. We experience risks from fluctuations in the value of the NIS, EUR, GBP and other currencies compared to the dollar, the functional currency in our financial statements. A significant portion of the expenses associated with our Israeli operations, including personnel and facilities related expenses, are incurred in NIS, whereas most of our business and revenues are generated in dollars, and to a certain extent, in GBP, EUR and other currencies. If the value of the dollar decreases against the NIS, our earnings may be negatively affected. In addition, a significant portion of the expenses associated with our European operations are incurred in GBP and EUR. As a result, we may experience an increase in the costs of our operations, as expressed in dollars, which could adversely affect our earnings.

We monitor foreign currency exposure and may use various instruments to preserve the value of sales transactions, expenses and commitments; however, this cannot assure our full protection against risks of currency fluctuations that could affect our financial results. As part of our efforts to mitigate these risks, we use foreign currency hedging mechanisms, which may be ineffective in protecting us against adverse currency fluctuations and can also limit opportunities to profit from exchange rate fluctuations that would otherwise be favorable. For information on the market risks relating to foreign exchange, please see Item 11, “Quantitative and Qualitative Disclosures about Market Risk” in this annual report.

Additional tax liabilities could materially adversely affect our results of operations and financial condition.

As a global corporation, we are subject to income and other taxes both in Israel and various foreign jurisdictions.  Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses.  Additionally, the amount of income taxes paid or accrued is subject to our interpretation of applicable laws in the jurisdictions in which we do business.  From time to time, we are subject to income and other tax audits in various jurisdictions, the timing of which is unpredictable.  While we believe we comply with applicable tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes.  If we are assessed additional taxes, it could have a material adverse effect on our results of operations and financial condition.

In recent years we have seen changes in tax laws resulting in an increase in applicable tax rates, especially increased liabilities of corporations and limitations on the ability to benefit from strategic tax planning, with these laws particularly focused on international corporations. Such legislative changes in one or more jurisdictions in which we operate may have implications on our tax liability and have a material adverse effect on our results of operations and financial condition.

The Organization for Economic Cooperation and Development has recently introduced the base erosion and profit shifting (“BEPS”) project. The BEPS project contemplates changes to numerous international tax principles, as well as national tax incentives, and these changes, if adopted by individual countries, could adversely affect our provision for income taxes.

We might recognize a loss with respect to our financial investments.

We invest most of our cash through a variety of financial investments.  If the obligor of any of our financial investments defaults or undergoes reorganization in bankruptcy, we may lose a portion of such investment and our assets and income may decrease.  In addition, a downturn in the credit markets or the downgrading of the credit rating of our investments could result in a reduction in the market value of our holdings and reduce the liquidity of our investments, which could require us to recognize a loss and would adversely affect our assets and income.  For information on the types of our investments, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in this annual report.

Risks Relating to Intellectual Property and Data Protection

We may face risks relating to inadequate intellectual property protection and liability resulting from infringement by our products or solutions of third party proprietary rights.

Our success is dependent, to a significant extent, upon our proprietary technology.  We currently hold 135 U.S. patents and 50 patents issued in additional countries covering substantially the same technology as the U.S. patents.  We have over 72 patent applications pending in the United States and other countries.  We rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure and non-competition agreements, as well as third party licenses to establish and protect the technology used in our systems.  However, we cannot assure you that such measures will be adequate to protect our proprietary technology, that competitors will not develop products with features based upon, or otherwise similar to our systems, that third party licenses will be available to us or that we will prevail in any proceeding instituted by us in order to enjoin competitors from selling similar products.  In most of the areas in which we operate, third parties also have patents which could be found applicable to our technology and products. Such third parties may include competitors, as well as large companies, which invest millions of dollars in their patent portfolios, regardless of their actual field of business. Although we believe that our products and solutions do not infringe upon the proprietary rights of third parties, we cannot assure you that one or more third parties will not make a contrary claim or that we will be successful in defending such claim.

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

In the past we received, from time to time, “cease and desist” letters alleging patent infringements.  Although there are currently no formal infringement claims or other actions pending against us, in the event that we are required to defend ourselves against any such claims or actions we could be subject to substantial costs and diversion of management resources.

In addition, to the extent we are not successful in defending such claims, we may be subject to injunctions with respect to the use or sale of certain of our products or to liabilities for damages and may be required to obtain licenses which may not be available on reasonable terms. Any of these may have a material adverse impact on our business or financial condition.

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

The occurrence of information security breaches (or the belief that any such breach has occurred) in the operation of our business or by third parties using our products and solutions could harm our business, financial condition and operating results. Some of our customers use our products to compile and analyze highly sensitive or confidential information. We may come into contact with such information or data when we perform service or maintenance functions for our customers. While we have internal policies and procedures for employees in connection with performing these functions, the perception or fact that any of our employees has improperly handled sensitive information of a customer or a customer’s end user could negatively affect our business.

Cyber security attacks are becoming increasingly sophisticated and in many cases may not be identified until a security breach actually occurs. If we fail to recognize and deal with such security attacks and threats and if we fail to update our products and solutions and prevent such threatened attacks in real time to protect our customers’ or other parties’ sensitive information, whether retained in our systems or by our customers using our products, our business and reputation will be harmed.

Third parties may attempt to breach our security measures or inappropriately take advantage of our solutions, including our SaaS and hosting services, through computer viruses, electronic break-ins and other disruptions.  We may be subject to lawsuits and other liability if confidential information, including passwords, financial information, or other personal information, including information of our customers, partners and vendors, may be improperly obtained by others and we may be subject to lawsuits and other liability.  Any internal or external security breaches could harm our reputation and even the perception of security risks, whether or not valid, could inhibit market acceptance of our products and services.

As we increase the scale of our cloud-based offerings, we store and process more information of our customers, including personal information of end users of those customers, in the cloud. Despite our efforts to constantly improve our security controls, it is possible we may not be able to prevent the improper disclosure of such information that we or our vendors store and manage. Misuse or improper disclosure of this information could harm our reputation, lead to legal exposure to our customers, and subject us to liability, including under data protection laws. Perceptions that our products or services do not adequately protect the privacy of personal information could inhibit sales of our products or services and limit customer adoption of our cloud-based solutions.

Risks Relating to Regulatory Environment

Changes in the legal and regulatory environment could materially and adversely affect our business, results of operations and financial condition.

Our business, results of operations and financial condition could be materially and adversely affected if laws, regulations or standards relating to our business and products, us or our employees (including labor laws and regulations) are newly implemented or changed.  Newly implemented laws and regulations include requirements in the United States, Europe and other territories in relation to, data privacy and protection, anti-bribery and anti-corruption, import and export, labor, tax and environmental and social issues (such as in relation to use of hazardous substances, disposal of waste and use of conflict minerals). From time to time, we may also operate pursuant to specific authorizations of, and commitments towards, U.S., Israeli or other governmental authorities and agencies. While we make every effort to comply with such requirements, we cannot assure you that we will be fully successful in our efforts, and that our business will not be harmed. Failure to comply with such laws, regulations, authorizations and commitments could results in fines, damages, civil liability and criminal sanctions against us, our officers and our employees, prohibitions on the conduct of our business and damage to our reputation.

We believe there is a global trend toward adoption and enforcement of data privacy, information security and cyber related legislation and procedures. Regulations or interpretive positions may be enforced specifically with respect to the use of SaaS and hosting services and other outsourced services. Adoption of such legislation and regulations may require that we invest in the modification of our solutions to comply with such legislation and regulations, cause a reduction in the use of our solutions and services or subject ourselves or our customers to liability resulting from a breach of such regulations.  If we are unable to comply with these specific requirements or guidelines, or privacy and information security legislation in general, it could materially adversely affect our business and results of operations.

Failure to comply with privacy legislation or procedures may cause us to incur civil liability to government agencies, customers, shareholders and individuals whose privacy may have been compromised.

In addition, our revenues would be adversely affected if we fail to adapt our products and services to changes in rules and regulations applicable to the business of certain clients, such as rules and regulations regarding securities trading, broker sales compliance and anti-money laundering, which could have an impact on their need for our products and services.  There are growing compliance and regulatory initiatives and changes for corporations and public organizations around the world that are driven by events and concerns such as accounting scandals, security threats and economic conditions.

While we attempt to prepare in advance for these new initiatives and standards, we cannot assure you that we will be successful in our efforts, that such changes will not negatively affect the demand for our products and services, or that our competitors will not be more successful or prepared than us. Alternatively, a reduction in the implementation of compliance and regulatory requirements in the industries in which we operate could result in a decrease in demand, which could materially and adversely affect our business and results of operations.

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

If we fail to maintain effective internal controls over financial reporting, it could have a material adverse effect on our business, operating results, and the price of our ordinary shares and ADSs.

Effective internal controls are necessary for us to provide reliable financial reports and prepare consolidated financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles and U.S. securities laws, as well as to effectively prevent material fraud. Because of inherent limitations, even effective internal control over financial reporting may not prevent or detect every misstatement. In addition, if we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. Furthermore, as we grow our business or acquire businesses, our internal controls may become more complex and we may require significantly more resources to ensure they remain effective. In addition, we may identify material weaknesses or significant deficiencies in our internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our business and operating results, investor confidence in our reported financial information, and the market price of our ordinary shares and ADSs.

Risks Relating to our Presence in Israel

We are subject to the political, economic and security conditions in Israel.

Our headquarters, primary research and development facilities, and a substantial percentage of our manufacturing capabilities, are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel, a number of armed conflicts have taken place, varying in degree and intensity. There have been ongoing hostilities between Israel and the Palestinians, including continuous rocket and missile attacks on certain areas of the country over the last couple of years. There can be no assurance that such attacks will not have an impact our premises or major infrastructure and transport facilities in the country, which may have a material adverse effect on our ability to conduct business.

Israel also faces threats from Hezbollah militants in Lebanon, from ISIS and rebel forces in Syria, and from Iran. Moreover, some of Israel’s neighboring countries have recently undergone or are undergoing significant political changes.  Any of these situations could escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular, and have a negative impact on our ability to operate.  In addition, acts of terrorism, armed conflicts or political instability in the region could negatively affect global and local economic conditions and harm our results of operations. Furthermore, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies or boycott Israel as a result of an increase in hostilities or due to disagreement with Israel’s policies and agenda.  This may also seriously harm our operating results, financial condition and the ability to expand our business.  Our products are heavily dependent upon components imported from, and most of our sales are made to, countries outside of Israel.  Accordingly, our business, financial condition and results of operations could be materially adversely affected if trade between Israel and its present trading partners were interrupted or curtailed.  Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

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

It may be difficult to enforce a U.S. judgment against us and our officers and directors in Israel or the United States, or to serve process on our officers and directors.

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

We derive and expect to continue to derive significant benefits from various programs including Israeli tax benefits relating to our “Preferred Enterprise” programs and certain grants from the Office of the Chief Scientist of the Ministry of Economy (or “OCS”), for research and development.

To be eligible for tax benefits as a Preferred Enterprise, we must continue to meet certain conditions.  While we believe that we meet the conditions to entitle us to previously obtained Israeli tax benefits, there can be no assurance that the tax authorities in Israel will concur.

To be eligible for OCS-related grants and benefits, we must continue to meet certain conditions, including conducting the research, development, manufacturing of products developed with such OCS grants in Israel and providing the OCS with an undertaking that the know-how to be funded and any derivatives thereof is wholly owned by us, upon its creation.  In addition, we are prohibited from transferring to third parties the know-how developed with these grants without the prior approval of a governmental committee and, possibly, paying a fee.  See Item 4, “Information on the Company—Research and Development” in this annual report, for additional information about OCS programs.

Moreover, we participate in the European Community Framework Program for Research, Technological Development and Demonstration, which funds and promotes research.  Under these programs we need to comply with certain conditions. If we fail to comply with these conditions, the benefits received could be canceled and we could be required to refund any payments previously received under these programs or pay additional amounts with respect to the grants received under these programs.

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

Provisions of Israeli law may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax.  These and other similar provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

See Item 10, “Additional Information—Mergers and Acquisitions” in this annual report, for additional discussion regarding anti-takeover effects of Israeli law.

Risks Relating to our ADSs and Ordinary Shares

The market price of each of our ADSs and our ordinary shares is volatile and may decline.

Numerous factors, some of which are beyond our control, may cause the market price of our ADSs and ordinary shares to fluctuate significantly. These factors include, among other things:

•	Quarterly variations in our operating results;

•	Changes in expectations as to our future financial performance, including financial estimates by securities

•	Perceptions of our company held by analysts and investors;

•	Additions or departures of key personnel;

•	Announcements related to dividends;

•	Development of or disputes concerning our intellectual property rights;

•	Announcements of technological innovations;

•	Customer orders or new products by us or our competitors;

•	Acquisitions or investments by us or by our competitors and partners;

•	Currency exchange rate fluctuations;

•	Earnings releases by us, our partners or our competitors;

•	General financial, economic and market conditions;

•	Political changes and unrest in regions, natural catastrophes;

•	Market conditions in the industry and the general state of the securities markets, with particular emphasis on the technology and Israeli sectors of the securities markets; and

•	General stock market volatility.

Our ADSs and ordinary shares are traded on different markets and this may result in price variations.

Our ADSs have been listed on The NASDAQ Stock Market since 1996 and our ordinary shares have been traded on the Tel Aviv Stock Exchange, or the “TASE”, since 1991. Trading in our securities on these markets takes place in different currencies (our ADSs are traded in U.S. dollars and our ordinary shares are traded in New Israeli Shekels), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). As a result the trading prices of our securities on these two markets may differ due to these factors. In addition, any decrease in the price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

Substantial future sales or the perception of sales of our ADSs or ordinary shares could cause the price of our ADSs or ordinary shares to decline.

Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the price of our ADSs and ordinary shares and could impair our ability to raise capital through the sale of additional shares. Such sales may also make it more difficult for us to sell equity or equity-related securities in the future at a time and at a desirable price.

Holders of our ADSs are not treated as shareholders of our company.

Holders of our ADSs are not treated as shareholders of our company unless they withdraw the ordinary shares underlying the ADSs from the depositary, which holds the ordinary shares underlying the ADSs. Holders of ADSs therefore do not have any rights as shareholders of our company, other than the rights that they have pursuant to the deposit agreement with the depositary.

Item 4.            Information on the Company.

Company Background

NICE was founded on September 28, 1986, as NICE Neptun Intelligent Computer Engineering Ltd., and on October 14, 1991 was renamed NICE-Systems Ltd, which is our legal and commercial name. NICE is a company limited by shares organized under the laws of the State of Israel.  Our headquarters are located at 13 Zarchin Street, P.O. Box 690, Ra’anana 4310602, Israel (Tel. +972-9-775-3151). In the United States, our subsidiary, NICE Systems Inc., is located at 461 From Road, Paramus, New Jersey 07652.

In the last three fiscal years, our principal capital expenditures were the acquisition of other businesses, repurchases of our ADRs and distributions of dividends.  For information regarding our acquisitions and ordinary share repurchases, please see Item 5, “Operating and Financial Review and Prospects—Recent Acquisitions,” and “Liquidity and Capital Resources,” in this annual report.  For additional information regarding our ordinary share repurchases, please also see Item 16E, “Purchases of Equity Securities by the Issuer and Affiliated Purchasers,” in this annual report.

For a breakdown of total revenues by products and services and by geographic markets for each of the last three years, please see Item 5, “Operating and Financial Review and Prospects – Results of Operation,” in this annual report.

About NICE

NICE is a leading global enterprise software provider that enables organizations to improve customer experience, drive business performance, ensure compliance and fight financial crime.

Our mission is to provide organizations with the confidence in making the right business decisions based on accurate, relevant and insightful information.

We help companies understand their customers and predict their needs, optimize their workforce to drive greater efficiency, and identify suspicious behaviour to prevent financial crime.

We do this by capturing customer interactions and transactions across multiple channels and sources. We then apply best-in-class analytics to this data to provide real-time insight and uncover intent. Our solutions allow organizations to operationalize this insight and embed it within their workflows and daily business processes.

Our advanced technologies and core competencies around data capture and the application of advanced analytics in real-time were developed organically and through multiple acquisitions.

We rely on several key assets to drive our growth:

•      Our loyal customer base. Today, more than 20,000 organizations in over 150 countries, including 80 of the Fortune 100 companies, are using NICE solutions.

•      Our market leadership makes us a well-recognized brand, and creates top-of-mind awareness for our solutions in our areas of operation.

•      Our products and market leading data capture and analytics technologies, which are protected by a broad array of patents.

•      Our ability to quickly drive mainstream adoption for innovative solutions and new technologies, which we introduce to the market through our direct sales force and distribution network.

•      Our skilled employees and domain expertise in our core markets allows us to bring our customers the right solutions to address key business challenges and build strong customer partnerships.

•      Our services and customer support, which enable our customers to quickly enjoy the benefits of our solutions, with multiple deployment models and support for full value realization.

We have established a leadership position in many of our areas of operation through offering comprehensive and innovative enterprise-grade solutions and technologies. Our customers, across all verticals, including banking, telecommunications, healthcare, insurance, retail, travel, public safety and more, are benefiting from the tangible and practical business value that our solutions provide.

Business Overview

NICE operates and is an industry leader in two domains: Customer Interactions and Financial Crime and Compliance. NICE’s long term strategy is to strengthen its leadership position in these two market segments and further develop its position in adjacent markets.

During 2015, NICE achieved significant milestones in executing its long term strategy, including the divestiture of its Physical Security and Cyber and Intelligence businesses. This allows NICE to place greater focus on, and increase its leadership position in, its core markets.

Customer Interactions

Organizations that serve a large number of consumers are challenged to provide high quality service that is responsive to their customers’ ever changing needs and to differentiate themselves through efficient and effective customer service. In addition they have to find ways to leverage customer interactions and generate up-sell opportunities.  These organizations need to accomplish these objectives while containing their operational costs and adhering to regulations. NICE Customer Interactions solutions help organizations address these challenges.

NICE is a global leader in the Customer Interactions domain. Our portfolio of solutions serves thousands of organizations worldwide, providing cross-channel data-driven insights that empower businesses to deliver consistent and personalized experience across the customer journey. Additionally, our solutions optimize business performance and ensure compliance.

Our solutions serve contact centers, back office operations and retail branches, spanning multiple industries, including: communications, banking, insurance, healthcare, Business Processes Outsourcing (or BPO), government, utilities, travel, and entertainment.

Our customers use our solutions to know their customers better, understand their needs in real time and drive the right “best next action.” In addition, they can ensure that their employees are engaged, properly trained and in a position to provide the highest quality of service.

With an engaged workforce and understanding of the intent and journey of its consumers, NICE allows its customers to provide consistent and personalized experience that customers expect, as well as improve operational efficiency, ensure regulatory compliance and increase revenues.

Financial Crime and Compliance

Financial institutions are regularly challenged with fraud prevention, anti-money laundering, and compliance adherence. They have a common need for risk management solutions that will help them keep pace with the changing threat landscape and adapt to evolving business and regulatory requirements.

NICE provides those organizations with proven capabilities for real-time and cross-channel fraud prevention, anti-money laundering, brokerage compliance and enterprise-wide case management. With this complete set of best-in-class solutions, financial institutions can tighten risk controls, lower operational and IT costs, enhance investigation efficiency, and improve customer experience.

NICE serves hundreds of organizations, including some of the world’s top financial institutions and regulatory authorities. Our solutions monitor millions of financial transactions daily, enabling organizations to mitigate the risk of financial crime, improve compliance and reduce operational costs.

Industry Trends

Following are the key trends that are driving demand for our solutions:

Increased Focus on Improving Customer Experience

•
Consumers demand better experiences across channels. Consumer behavior is significantly changing in terms of expectations and the way they interact with service providers. Consumers demand immediate, consistent and personalized experiences across all communication channels, including mobile apps, web, chat and over the phone. They easily and often traverse these channels depending on their task, location, time-of-day or even progress within a certain process. They view all of these channels as one, and organizations are expected to quickly adapt to the large verity of channels as well to view them in the same way their consumers do, offering a consistent experience across all channels.

•
Proliferation of analytics as a main driver for successful customer engagement. Organizations are increasingly implementing a customer-centric strategy to get better visibility to their customers’ multi-channel journey with them. Organizations are now moving from simple Business Intelligence tools to focused decisioning and real-time action solutions – being proactive instead of reactive and predictive/prescriptive instead of descriptive. Front, as well as back, office functions seek to employ analytics to better optimize their operations. Organizations today are exploring cognitive engagement solutions, like interactive computing, predictive analytics and machine learning.

•
Regulatory compliance is becoming an increasing consideration for customer service organizations. In many industries, including financial services, healthcare and utilities regulators are focusing attention on service and sales practices as well as handling customer complaints. Regulatory bodies such as the CFPB in the U.S. are directly imposing standards of care. Organizations are responding by deploying analytics software to monitor compliance adherence and alert to regulation violations in order to proactively avoid potential fines and penalties.

•
Organizations look at Big Data technologies to analyze a wealth of consumer information, derive new business insight and act in real time. Structured and unstructured data, from millions of multi-channel interactions, open up an opportunity to gain deep insight regarding customer and employee intentions and behavioral patterns. Organizations keep looking for ways to elevate their usage of Big Data and advance from glimpses of interactions and transactions to a meaningful understanding of behaviors and to identify a customer’s underlying concerns. Furthermore, they strive to ensure compliance in real time, which is then translated into action and providing the best solution and accurate response.

•
Preventing Financial Crime and Ensuring Compliance Stringent and evolving regulatory environment. Financial services regulators are calling for a fundamental change in the underlying culture of the entities that they regulate in order to send a strong message from the executive suite on down that protecting an institution, its customers, and its assets is of primary importance. Failings in corporate attitudes towards compliance are likely to continue to be a topic of great concern to financial services organizations. The need to ensure compliance with requirements for advanced technological solutions can be seen across customer interactions and financial services markets. Financial services organizations are increasingly being asked to document and prove to their regulators that the controls that are in place are working and effective. This is evidenced by substantial fines that have recently been levied against such institutions. Furthermore, the regulatory requirements are constantly evolving, requiring financial institutions to respond with solutions that are up to date with the latest modifications.

•
An Unpredictable Threat Landscape Environment. The growing number of data breaches and cyber security incidents puts increasing amounts of personally identifiable information and sensitive data at risk of exposure. This information can be used to open accounts that can be used for laundering money, terrorist financing, account fraud, market manipulation, social engineering, and more. Such potential risks threaten an organization’s reputation, as well as create large financial exposures due to both losses as well as fines. In addition, the large volumes of data having to do with both internal and external threats place an enormous operational burden on organizations dealing with threats. Having the ability to aggregate, analyze, compare, and decision those incidents and cases increasingly points to the need for a robust and comprehensive way in which cases are handled by large financial services organizations.

•
An Integrated Risk Management Platform. The growing complexity of risks and increasing magnitude of exposure, as well as the sophistication of financial criminals creates a growing need for single view of all risk, which allows organizations to aggregate the different detection signals and analyze them in light of the magnitude of exposure as well as the risk level. Financial institutions are seeking a single dashboard that can aggregate all such information from across the organization and present it to both operational people as well as to executives.

Technology Trends

The following technology trends define the roadmap for our solutions and are essential to meet the future needs and requirements of our customers:

•
Big Data technologies to capture and manage structured and unstructured data - Organizations generate and manage an ever-increasing amount of structured and unstructured data through a myriad of daily interactions and transactions. Consequently they are faced with a growing, unmet need to more accurately analyze and extract meaningful information from this data, in real time across multiple channels and sources and for a wide variety of business needs. As a result, organizations look for solutions to capture and manage structured and unstructured data in an integrated manner, derive meaningful insights and act proactively and preemptively.

•
Real-time analytics capabilities – Deriving real-time insights over growing amounts of data is becoming essential for multiple business cases. Real-time analytics capabilities are adopted to operationalize Big Data and realize business value. These capabilities include:

o
Customer interaction analytics for mining insights from multiple channels (such as phone, email, chat, social media, etc.), transactional data (usage, action taken in the account, etc.), and personal information (demographics, segmentations, etc.).

o	Transactional analytics for preventing internal and external fraud, and for mitigating other forms of financial risk.

•
Cloud technologies and SaaS business models – Cloud delivery is becoming increasingly popular in providing flexible and cost-effective deployment models for enterprise systems. These include SaaS, Infrastructure as a Service, Platform as a Service, Contact Center as a Service, and other cloud-based solutions. There are several market needs driving this trend, such as the pressure to continually improve operational efficiency and innovate, a reduced total cost of ownership (“TCO”), and the ease of implementation.

•
Automation and Machine Learning - Smart and self-learning machines allow for the automated enhancement of real-time guidance and analytics-based insights (including speech and text analytics), behavior analytics and technique focused on profiling, trending and pattern detection.

Strategy

Market leadership and expansion

We intend to increase our market-leading position by continuing to offer and expand our comprehensive portfolio of solutions, differentiated by the ability to use analytics to drive decisions and actions addressing multiple business needs. Our brand, global reach, financial resources, extensive domain expertise and ability to deliver solutions for large organizations will also contribute to increasing our market-leading position.

The expansion of our delivery model to Cloud and SaaS increases the flexibility we provide to existing customers as well as our attractiveness to new customers. We intend to continue to evolve our delivery model. We also intend to use the Cloud and SaaS models to facilitate adoption of our more sophisticated solutions to the mid-market.

We intend to drive additional growth by continuing to develop our direct relationship with customers, nurturing our partner ecosystem, and creating growth in each of our business areas. Additionally, we intend to lead in new product categories, as we introduce novel solutions and enter additional market segments.

Our products and technologies can provide value in markets that are adjacent to our existing markets, such as back-office operations, alternative payment service providers, and others. We plan to expand our market reach into such adjacencies, by adapting our products and leveraging technology as well as our customer relationships and brand to expand our addressable market.

Customer Interactions Business Strategy

Our strategy is to extend our market leading position in the customer service and experience space, while continuing to expand beyond the contact center to the different customer experience channels and touch points. We will do that by providing solutions that focus on:

•	Covering all customer touch points by providing solutions implemented in the contact center, as well as solutions that benefit back office operations, retail branches, and self-service channels
•	Understanding the voice of the customer, across all touch points, and taking action to address the needs of Customer Experience Officers and stakeholders in the marketing department.
•	Driving customer experience in each channel, and across channels.
•	Analyzing individual customer journeys and operationalizing the insights extracted to create business value in real-time for customer experience and marketing stakeholders.
•	Optimizing employee engagement and performance, coupled with a better understanding of customer needs and how to address them.

Financial Crime and Compliance Business Strategy

We plan to continue extending our market leading position by focusing on:

•	Delivering integrated financial crime and compliance solutions that help financial services organizations to identify issues faster and earlier.
•
Providing solutions to many branches of the global financial services industry while constantly attempting to engage new customers, both in tier 1 financial services organizations and in smaller financial services organizations.

•	Continuing to cross-sell and up-sell into our existing customer base around the world. Many of our customers, for instance, buy our solutions as part of their Financial Intelligence Unit strategy.
•	Continuing to focus on tier-1 clients, providing them with solutions to meet their needs via both cloud and on-premise models.

•	Leverage cloud and SaaS to expand the reach of our high-end solutions to tier-2 customers, which provide us an opportunity to significantly enhance our addressable market.
•	Increasingly selling holistic solutions, combining Financial Crime and Compliance offerings with Customer Interactions offerings.
•	Offering our solutions to verticals outside of the traditional financial services, such as energy, insurance, healthcare, industry regulators, government agencies, and alternative payments providers.

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

Providing innovative, real-time analytics and cross-channel solutions with significant impact for our customers’ businesses

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

Offering an enterprise software business model

Our strategy is to offer our solutions in alignment with both on-premise and cloud-based enterprise software business models. Currently, the largest portion of our license sales is based on the perpetual license model, under which customers purchase a license to use our software indefinitely, while also purchasing related professional services and annual software maintenance. We also offer some of our solutions under a term license, according to which customers purchase a license to use our software for a fixed period of time.

Growth in maintenance revenues (which is primarily a result of high maintenance contract renewal rates and the growth of our on-premises client base) is driving an increase in our recurring revenue. An increase in the proportion of recurring revenue, out of our overall revenue mix, is expected to provide increasingly predictable revenue streams.

As an alternative to on-premise deployments, our strategy is to offer many of our solutions in cloud-based models - either as a hosted license or as SaaS, providing our customers a lower TCO. Some customers prefer these models, as they lower the costs of deployment and allow them to scale the solutions faster, while reducing capital investments. We see a growing demand for these models and they could enhance our penetration into the smaller business market segment, as well as enable our existing customers to broaden their use of our products. We intend to continue offering our solutions in a variety of models, which enables us to be flexible in effectively addressing our customers’ needs. This, in turn, will enable us to focus on growth and improving profitability.

Our Solutions

I. Customer Interactions

Our Solutions’ Core Capabilities

Multi-Channel Recording and Interaction Management enables organizations to capture structured and unstructured customer interaction and transaction data from multiple channels, including: phone calls, chats, emails, videos, customer feedback, web sessions, social media postings, and walk-in centers.

Cross-Channel, Real-time Interaction Analytics enables companies to uncover the valuable data and insights hidden in customer interactions. It uses advanced technology for analyzing speech, text, call flow, customer sentiment and employee desktop activity, in order to understand the root cause of service issues and to drive business results.

Employee Engagement enables organizations to improve agent productivity, identify performance gaps, deliver targeted coaching, and effectively forecast workloads and schedule staff. It fosters performance-driven operations and culture, leverages the power of advanced analytics, and embeds the voice of the customer into daily operations to engage employees.

 Customer Journey Solutions enables organizations to analyze the entire customer journey across various transactions and events. These solutions allow our customers to have a comprehensive view of customer intents and actions throughout their journey with the organization. These solutions leverage Big Data infrastructure and predictive analytics models to identify and sequence individual customer interactions across time and touch points. With this analysis, organizations can understand the context of each contact, uncover patterns, predict needs and personalize interactions in real time.

Real-time Decisioning and Guidance is a real-time decisioning engine, which draws on business rules and predictive models to process insights derived from analytics that are applied as an interaction is taking place. This combination enables organizations to make the right decision during individual interactions and across a mass number of interactions, which in turn drives future next-best-action guidance through process automation.

The combination of the above capabilities enables organizations to operationalize customer insights across service, sales and marketing processes.

Addressing Business and Operational Needs

1. Compliance and Risk

Solution	Description
Compliance Recording
Proactively captures and retains all customer interactions across multiple touch points to help ensure compliance with government regulations, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), Security Exchange Commission Rule 17a-4, the Health Insurance Portability and Accountability Act, the Sarbanes–Oxley Act, the Payment Card Industry Data Security Standard, the Financial Services Authority and Medicare Improvements for Patients and Providers Act, as well as with internal policies. Compliance Recording is also an invaluable tool to resolve disputes, perform investigations and verify sales, as well as provide redundancy and disaster recovery capabilities to meet business continuity requirements.

Contact Center Fraud Prevention
Identifies fraudsters by their voice patterns, uncovers social engineering tactics and assesses call risk, as well as guides agents to appropriately handle high-risk interactions, and effectively open and manage an investigation ticket.

Trading Floor Compliance Solutions
Enables organizations to capture, monitor and analyze interactions and transactions in real time, in order to proactively minimize risks, detect potential regulatory breaches, counter fraudulent activities, and improve investigative capabilities. These solutions deliver comprehensive, integrated capabilities to effectively manage the complex, ongoing, high-risk exchange of interactions and transactions between traders, firms and their counterparties.

Essential Compliance
Enables trading floors to record and store transactions and interactions in any media, as well as securely manage and access archived material on demand and in a flexible manner. Essential Compliance helps financial and energy trading firms ensure compliance with the strict recordkeeping requirements of today’s regulatory environment.

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

Complaint Management	Enables organizations to use analytics to identify interactions at risk, and manage the process of handling the complaint.
Compliance and Script Adherence
Operationalizes historical data analytics to quantify and measure current agent adherence. Monitors agent interactions, searches for any phrase, at any time, and utilizes the phrases in issue resolution and training exercises. Incorporates real-time monitoring and alerting to guide towards required behaviors. Knows which calls are contained in the audio and helps ensure reading for an audit.

2. Operational Efficiency

Solution	Description
Contact Center Recording
Provides comprehensive call recording technology that adapts easily to the unique operational requirements of any contact center. It supports virtually any telephony environment and hybrid networks. This enables a seamless transition during technology migrations as the contact center grows and evolves. It supports thousands of concurrent IP streams in a single platform: capturing, forwarding streams in real time, recording and archiving. It also captures non-voice interactions such as video, chat and email, and stores them in a single recording platform, ensuring regulatory adherence and standardized cross-channel workforce optimization.

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

Workforce Management
Forecasts an organization’s interactions load, schedules agent shifts across multiple sites with appropriate skills to manage and optimize the level of customer service resources in multi-skilled environments. It measures agent and team performance, and provides real-time change management to proactively respond to changing conditions.

Quality Management
Automates quality assurance processes and selection of calls for evaluation based on performance data. The solution facilitates root-cause evaluation, with easy drill down to interactions missing their Key Performance Indicator targets. Quality improvement is thus managed across voice, email, chat, and social media channels.

Interaction Analytics
Analyzes large quantities of customer interactions across multiple channels to identify hot topics and root causes quickly, and to produce actionable insights. These insights are then leveraged to improve processes, increase sales, optimize marketing campaigns and reduce operational costs.

Back Office Workforce Optimization
Automates manual processes, integrates data from employees’ desktops, improves forecast accuracy, enables managers to view and manage resource capacity, and empowers employees to improve their own performance. It also provides tools to ensure regulatory compliance and accuracy, elevating the level of service customers receive across the entire enterprise.

Real-time Authentication
Leverages voice biometrics for authenticating customers in real time. The technology helps organizations to seamlessly enroll customers, expedites agent service, and significantly reduces the risk of fraud for all customers.

Call Volume Optimization
Leverages Big Data infrastructure and advanced predictive analytics to help organizations resolve customer needs in one contact, to predict and preempt follow-up calls, and to enable customers to effectively use self-service tools.

Real-time Service Optimization-
Automatically monitors agent activity in real time, enabling organizations to identify process bottlenecks and implement best practices. With this information, the solution navigates agents through complex processes using on-screen guidance, and automates routine tasks to shorten handle time and eliminate manual processing errors.

Interactive Voice Response (“IVR”) Optimization
The IVR Optimization solution enables customers to reduce customer effort by increasing IVR containment rate, reducing IVR repeat calls, agent transfers, drop-offs and deflections and dramatically improving call center efficiency.

Robotic Automation
Robotic solution for the automation of routine back office and contact center processes. Installed on virtual servers, these robots handle end-to-end processes, essentially performing any routine task which the human user would otherwise do manually.

3. Customer Experience

Solution	Description
Voice of the Customer (“VoC”)
Collects and analyzes comprehensive data from multiple interaction touch points and channels; analyzes interactions in real time and provides guidance on the next-best-action; proactively engages customers for feedback immediately following an interaction; and leverages social media analytics to monitor social networks and address customer issues. This enables companies to drive operations and deliver insights across departments by incorporating the customer’s perspective.

Real-time Customer Feedback
Uses a unique, automated engagement mechanism to create a conversation with customers through their feedback channel of choice. Immediately following a retail, call center, or online experience, the solution reaches out for customer feedback from any touch point, including text message, email, IVR, mobile app, and online forms. It uses Natural Language Processing to accurately categorize verbatim comments and quickly locate the key drivers of customer satisfaction.

Customer Journey Optimization
Helps organizations optimize their overall customer interactions process across multiple touch points. The solution automatically constructs a cross-channel map of the customer journey, providing insights into trends and focus areas. It automatically assigns contact reasons to every interaction and reveals customer behavior patterns, helping to predict the customer’s next action and to respond accordingly. The solution highlights opportunities for self-service channel containment and offers real-time guidance for an improved customer experience.

Customer Satisfaction
Understands the business practices and behaviors that drive customer satisfaction. Simplifies the customer experience, through methods such as quicker caller identification. Attracts new customers by offering an easier path to service than the competition. Statistically determines which business processes and agent behaviors have the greatest impact on customer behavior.

Cost Management
Identifies the root cause of issues that cause long talk times or repeat calls. Understands technical calls and ensures agents follow the correct troubleshooting steps before issuing a service call. Determines gaps in workflow to eliminate redundant processes. Monitors problems resulting in high volumes and identify areas for more effective call routing.

Customer Churn
Analyzes historic defection data to create models for predicting future churn. Understands causes and effects of customer churn and how to design procedures to reduce the defection rate. Prioritizes at-risk customers based on search results combined with customer data. Collects information to refine retention marketing offers that are better tailored to customer types and demographics.

4. Sales Optimization

Solution	Description
Incentive Compensation Management
Provides the end-to-end ability to create, manage and distribute all aspects of a commissions program. It automates the process of commission, bonus and incentive administration, in support of any type of variable pay system that rewards employees for achieving targets aligned with the business strategy.

Real-time Web Engagement
Uses customer intelligence, predictive models and machine learning to make insightful, real-time decisions during customer interactions over the Web. The solution helps organizations improve customer retention, increase online conversion rates, and deliver better service by taking the next-best-action.

Sales Effectiveness
Helps organizations optimize their campaigns. Locates and quantifies specific events by building the right metrics to align with corporate objectives such as offers made versus up-sell opportunities. Correlates data points such as customer spend and purchase history to build predictive models, prioritizing customers with a propensity to buy and create the next-best offer. Identifies high-performing agents and base best practices off their behavior. Establishes thresholds and works with agents, measuring performance against sales driven metrics.

5. Public Safety

Incident Debriefing and Investigation

Solution	Description
NICE Inform
Assists public safety agencies and organizations across various industries to consolidate and chronologically manage multimedia incident information efficiently and effectively. It captures and processes event information from a variety of media: audio, video, text, Computer-Aided Dispatch systems, Geographic Information Systems, and others.

Public Safety Emergency Response Optimization

Solution	Description
NICE Audio Recording
Addresses the needs of command-and-control centers and air traffic control operations. The wide range of recording platforms automatically record, analyze, store, quickly retrieve and instantly replay Telephony, radio and IP voice calls. TDM and VoIP recordings can be used to ensure compliance with regulations, provide audio evidence, and manage and improve departmental quality and productivity.

NICE Inform
Helps emergency centers manage multimedia incident information efficiently and effectively. It captures available data, providing the facts as they unfold and increasing the likelihood that all vital evidence is available for review.

II. Financial Crime and Compliance

Our Solutions’ Core Capabilities

Core platform: Financial Crime and Compliance solutions (also known as NICE Actimize solutions) share a single, flexible and scalable core platform that enables financial institutions to expand the use of the company’s solutions over time. This eases implementation and lowers total cost of ownership.

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

Domain-specific analytics: Comprehensive, domain-specific solutions detect anomalous customer or employee behavior in real time, leveraging industry-proven analytics.

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
Suspicious Activity Monitoring
Leverages transaction analytics to offer end-to-end coverage for detection, scoring, alerting, workflow processing and reporting of suspicious activity to make sure nothing slips through the cracks. It supports the full investigation life cycle and, with NICE’s integrated case management platform, improves staff productivity, helping meet regulatory obligations in a cost-efficient manner.

Watch List Filtering
Provides enterprise-wide customer and transaction screening against multiple watch lists, for end-to-end sanctions list coverage. It identifies and manages sanctioned or high-risk individuals and entities, with real-time name recognition capabilities, providing customers the ability to conduct accurate name matching to prevent non-compliance occurrences.

Customer Due Diligence
Provides integrated risk-based rating and continuous monitoring of accounts throughout the entire customer life-cycle, from initial applicant onboarding to periodic re-screening of existing customers. It is an open, flexible platform that can adapt to unique requirements across business segments, regions, and jurisdictions.

CTR Processing and Automation
Provides seamless automated Currency Transaction Reporting (“CTR”) processing to ensure compliance with U.S. Bank Secrecy Act standards, and to optimize CTR processes for efficiency and cost-effectiveness. This allows for the reduction in manual intervention and errors. Built-in validation tools and flexible capabilities enhance the quality and timeliness of completed reports while letting organizations adapt to changing regulatory and business needs.

FATCA Compliance
Helps U.S. and non-U.S. companies establish a structured FATCA program – from identifying U.S. owners and customers, and managing their documentation, to generating reports to meet United States Internal Revenue Service requirements. The solution enables complete life cycle assessment for FATCA-status identification, management and reporting, ensuring compliance while minimizing operational and customer impact.

3. Fraud Prevention - solutions available individually or as an integrated whole

Solution	Description
Card Fraud
Enables card issuers, acquirers and processors to detect fraudulent transactions, whether ATM, PIN, signature point-of-sale, or without a physical card. The Actimize Digital & Mobile Wallet Fraud solution protects customers from digital account takeover, and protects companies from fraud liability and negative brand reputation. Monitors and protects a full range of wallet activity, including card/account provisioning, card present and not present purchases, person-to-person transfers, bill payments, and account-service events.

The Actimize Pre-Paid Card Fraud solution identifies and prevents fraud in the pre-paid sector. From ATM to point-of-sale (POS) and Card-Not-Present (CNP), all transactions can be identified, interdicted on and alerted in real time. Market leading profile based behavioral analytics takes into account all available transaction, reference and location data to provide holistic coverage of card and account takeover.

Remote Banking
Provides end-to-end protection against account takeover from online, mobile, IVR, and contact center transactions. Unique industry-leading analytic models accurately detect anomalies and patterns in real time and Actimize open analytics offer the flexibility to develop in-house models and strategies. A central “risk hub” enables the sharing of internal and third-party data from multiple channels for fraud and cyber detection, operations, and investigations. By accurately and efficiently coordinating customer lifetime value, transaction amounts and service history, the solution optimizes fraud prevention by offering greater insight into cross-channel authentication and facilitates interdiction strategies.

Commercial Banking
Specifically designed to address the complexities facing commercial banks, applying targeted analytics to identify fraudulent payments among the high volume of legitimate transactions processed by commercial clients each day. The solution protects payments from origination through approval and processing, allowing organizations to interdict in real time to address suspicious activity and ensure an excellent customer experience.

Employee Fraud
Offers advanced analytic monitoring capabilities and flexible configuration options to detect fraudulent employee activity and violation of corporate policy across the enterprise, business lines, and channels. Comprehensive investigation tools are supported by multichannel data ingest, multi-country data and policy requirement configurations, secure and auditable user access levels, and automated configurable workflows, enabling banks to efficiently sift through employee audit reports and build cases to support fraudulent employee activity.

Deposit Account Fraud
Helps institutions minimize deposit fraud losses by providing comprehensive account activity monitoring. The solution analyzes risk across silos of data and lines of business, consolidates suspicious activity notifications into account and customer level alerts, and allows real-time decisioning to safely accelerate fund availability and enhance customer satisfaction.

4. Financial Markets Compliance - comprised of solutions available individually or as an integrated whole

Solution	Description
Institutional Trade Surveillance
As a real-time, cloud-based, institutional trade surveillance solution, it provides scenario management for identifying market manipulation and abuse, fair dealings with customers, and insider trading across asset classes (such as equities, fixed income, swaps and futures). It includes specific tools for desk supervision, control room surveillance, and trade reporting practices, to ensure comprehensive oversight and sales and trading compliance.

By leveraging communication surveillance capabilities from NICE’s Customer Interactions business, customers benefit from holistic and integrated surveillance solutions that include trade, voice, email, chat and more.

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

Enterprise Conflicts Management
Offers a unified approach to maintain controls and detect conflicts of interest before they occur on a global, enterprise-wide scale. Enables organizations to effectively manage employee requests for personal trades by evaluating details of the proposed trade in real time and automatically determining if the request should be approved, rejected, or escalated to a supervisor for approval. The solution includes detection models that compare executions with the employee’s trade request history to determine whether the trade was pre-cleared and approved and to reconcile the trade details with the terms and conditions of the approved trade request.

Sales Practices and Suitability
Provides coverage for a broad range of sales practices and issues, helping firms meet current and future global regulatory requirements and ensure investment recommendations are consistent with each client’s investment objectives and suitability profiles. It also includes a comprehensive toolset to automate sales practice compliance processes. By automating oversight and supervision, firms can ensure consistency and maintain a consolidated audit trail, lowering regulatory risk while improving productivity and efficiency.

Strategic Alliances

We sell our solutions and products worldwide, both directly to customers and indirectly through selected partners to better serve our global customers. We partner with companies in a variety of sales channels, including service providers, system integrators, consulting firms, distributors, value-added resellers and complimentary technology vendors. These partners form a vital network for selling and supporting our solutions and products. For our business partners, we have established the NICE Business Partner Program, which provides full support and a broad portfolio of sales tools to help them promote the NICE offerings, helping to drive mutual revenue growth and success.

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

We have global distribution agreements, as well as alliance and partnership programs, with leading vendors, service providers, and consulting firms. The following is a partial list of our main partners, some of which we cooperate with across all of our businesses, while others are only involved in a portion of our initiatives: Boston Consulting Group, Cisco, Deloitte, IBM, IPC, Motorola, PWC, Tata Consulting Services and Verizon.

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

Customer Support and Maintenance responds to customer requests for support on a 24/7 basis, using advanced tools and methodologies. NICE offers flexible service level agreements to meet our customers’ needs. Our solutions are generally sold with a warranty for repairs of hardware and software defects or malfunctions. Software maintenance includes an enhancement program with ongoing delivery of “like-for-like” upgrade releases, service packs and hot fixes.

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

Manufacturing and Source of Supplies

The vast majority of our solutions are software-based and are deployed by customers on standard commercial servers.

There is a small portion of our products that have certain hardware elements that are based primarily on standard commercial off-the-shelf components and utilize proprietary in-house developed circuit cards and algorithms, digital processing techniques and software. These products are IT-grade compatible.

We manufacture those of our products that contain hardware elements through subcontractors.  Our manufacturers provide us with turnkey manufacturing solutions including order receipt, purchasing, manufacturing, testing, configuration, inventory management and delivery to customers for all of our product lines.  NICE is entitled to, and exercises, various control mechanisms and supervision over the entire production process.  In addition, the manufacturer of a significant portion of such products, which is a subsidiary of a global electronics manufacturing service provider, is obligated to ensure the readiness of a back-up site in the event that the main production site is unable to operate as required.  We believe these outsourcing agreements provide us with a number of cost advantages due to such manufacturer's large-scale purchasing power, and greater supply chain flexibility.

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

We have qualified for and received the ISO-9001:2008 quality standard for all of our products, as well as the ISO 27001:2013 and ISO 14001:2004 certifications.

Research and Development

We believe that the development of new products and the enhancement of existing products are essential to our future success.  Therefore, we intend to continue to devote substantial resources to research and new product development, and to continuously improve our systems and design processes in order to reduce the cost of our products.  Our research and development efforts have been financed through our internal funds and programs sponsored through the Government of Israel and the European community.  We believe our research and development effort has been an important factor in establishing and maintaining our competitive position.  Gross expenditures on research and development in 2013, 2014 and 2015 were approximately $117.9 million, $126.0 million, and $132.0 million respectively, of which approximately $2.1 million, $2.5 million, and $2.2 million, respectively, were derived from third-party funding, and $0.4 million, $0.4 million, and $1.4 million, respectively, were capitalized software development costs.

In 2015, we were qualified to participate in 8 programs funded by the OCS to develop generic technology relevant to the development of our products.  Such programs are approved pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, or the Research and Development Law, and the regulations promulgated thereunder.  We were eligible to receive grants constituting between 40% and 66% of certain research and development expenses relating to these programs.  Some of these programs were approved as programs for companies with large research and development activities and some of these programs are in the form of membership in certain Magnet consortiums.  Accordingly, the grants under these programs are not required to be repaid by way of royalties.  However, the restrictions of the Research and Development Law described below apply to these programs.  In 2013, 2014, and 2015 we received a total of $1.6 million, $2.2 million, and $2.1 million from the OCS programs, respectively, and we anticipate receiving approximately $0.5 million in 2016 from 2014 and 2015 approved programs.

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

We may participate from time to time in the European Community Framework Program for Research, Technological Development and Demonstration, which funds and promotes research.  There are no royalty obligations associated with receiving such funding.

Intellectual Property

We currently rely on a combination of trade secret, patent, copyright and trademark law, together with non-disclosure and non-compete agreements, to establish and/or protect the technology used in our systems.

We currently hold 135 U.S. patents and 50 patents issued in additional countries covering substantially the same technology as the U.S. patents.  We have over 72 patent applications pending in the United States and other countries.  We believe that the improvement of existing products and the development of new products are important in establishing and maintaining a competitive advantage.  We believe that the value of our products is dependent upon our proprietary software and hardware continuing to be “trade secrets” or subject to copyright or patent protection.  We generally enter into non-disclosure and non-compete agreements with our employees and subcontractors.  However, there can be no assurance that such measures will protect our technology, or that others will not develop a similar technology or use technology in products competitive with those offered by us.  In most of the areas in which we operate, third parties also have patents which could be found applicable to our technology and products. Such third parties may include competitors, as well as large companies, which invest millions of dollars in their patent portfolios, regardless of their actual field of business. Although we believe that our products do not infringe upon the proprietary rights of third parties, there can be no assurance that one or more third parties will not make a contrary claim or that we will be successful in defending such claim.

In the past we received, from time to time, “cease and desist” letters claiming patent infringements.  Although there are currently no formal infringement claims or other actions pending against us, in the event that we are required to defend ourselves against any such claims or actions, we could be subject to substantial costs and diversion of management resources.

In addition, to the extent we are not successful in defending such claims, we may be subject to injunctions with respect to the use or sale of certain of our products or to liabilities for damages and may be required to obtain licenses which may not be available on reasonable terms. Any of these may have a material adverse impact on our business or financial condition.

We own the following trademarks and/or registered trademarks in different countries:  ACTIMIZE, Actimize logo, Adaptive WFO, Customer Engagement Analytics, Decisive Moment, eGlue Interact, Fortent, Fortent Logo, IEX, Insight from Interactions, Intent. Insight. Impact., Know More Risk Less, Last Message Replay, Mirra, NICE, NICE Analyzer, NICE Engage, NICE Engage Platform, NICE Interaction Management, NICE Sentinel, NICE Inform, NICE Inform Lite, NICE Inform Media Player, NICE Inform Verify, NICE Logo, NICE Perform, NICE Work Force Management, NICE Incentive Compensation Management, NICE Real Time Solutions, NICE Trading Recording, NICE Proactive Compliance, NICE Seamless, NICE Security Recording, NICE SmartCenter, NICE Systems, NiceLog, Own the Decisive Moment, Scenario Replay, Syfact, Syfact Investigator and TotalView.

Seasonality

The majority of our business operates as an enterprise software model, which is characterized, in part, by uneven business cycles throughout the year and under which a significant number of our licenses are entered into in the fourth quarter of each calendar year. We believe that seasonality in our business may become more prominent as the proportion of advanced software applications out of our overall sales mix continues to increase. We believe that these seasonal factors primarily reflect customer spending patterns and budget cycles.  While seasonal factors such as these are common in the software and technology industry, this pattern should not be considered a reliable indicator of our future revenue or financial performance.  Many other factors, including general economic conditions, also have an impact on our business and financial results.  See “Risk Factors” under Item 3, "Key Information" of this annual report for a more detailed discussion of factors which may affect our business and financial results.

Regulation

Export Restrictions

We may be subject to applicable export control regulations in countries from which we export goods and services, including the United States.  Such regulations may apply with respect to product components that are developed or manufactured in, or shipped from, the United States, or with respect to certain content contained in our products.  There are restrictions that apply to software products that contain encryption functionality, especially in the United States and Israel.  In the event that our products and services are subject to such controls and restrictions, we may be required to obtain an export license or authorization and comply with other applicable requirements pursuant to such regulations.

European Environmental Regulations

Our European activities require us to comply with Directive 2002/95/EC of the European Parliament on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (“RoHS 1”), and Directive 2011/65/EU of the European Parliament on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (together with RoHS 1, “RoHS”).  RoHS provides, among other things, that producers of electrical and electronic equipment may not place new equipment containing certain materials, in amounts exceeding certain maximum concentration values, on the market in the European Union.  We are also required to comply with the European Community Regulation on chemicals and their safe use (EC 1907/2006) that deals with the Registration, Evaluation, Authorization and Restriction of Chemical substances (“REACH”, Currently SVHC-168), which requires producers to manage the risks from chemicals used in their products and to provide safety information on the substances found in their products.

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

Competition

We believe that our solutions have several competitive advantages (as set forth above in this Item 4 – “Business Overview”) as well as: their scale, performance and accuracy, comprehensiveness of solutions and broad functionality.

In Customer Interactions space, we are seeing more CRM and Business Intelligence companies offer solutions that compete with our Customer Interactions analytics offerings. Also, with the shift to cloud, CCaaS providers are offering complete solutions that include several of our WFO capabilities. In this market, we compete against WFO vendors, as well as contact center infrastructure vendors that expand their offering to include some WFO or analytics capabilities, such vendors include Aspect Technology, Genesys and Verint Systems,

In Financial Crime and Compliance we compete against niche vendors that provide one subset of functionality to protect against a specific risk and against vendors that provide a more comprehensive offering. Such vendors include BAE Systems, FICO, Oracle and SAS Institute

Organizational Structure

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

Property, Plants and Equipment

Our executive offices and engineering, research and development operations are located in North Ra’anana, Israel. The offices occupy approximately 320,811 square feet (which are partially sub-leased as detailed below), with an annual rent and maintenance fee of approximately $11.7 million, paid in NIS and linked to the Israeli consumer price index.  The lease for these offices in our Northern Ra’anana facilities will expire in October 2022.

Due to the sale of our Cyber and Intelligence and Physical Security business units during 2015, some of our office space was sub-leased and our portion of the annual rent and maintenance fee is now approximately $9.0 million, paid in NIS and linked to the Israeli consumer price index.

We have leased various other offices and facilities in several other countries.  Our headquarters in each region consist of the following facilities:

•
Our North American headquarters in Paramus, New Jersey occupies approximately 34,416 square feet and includes training and lab facilities.  We also have an additional office in New York, which occupies an aggregate of approximately 36,674 square feet. Both locations are used as office space. In 2016 we plan to consolidate our North American locations into new leased offices in Hoboken, New Jersey.

•
Our EMEA headquarters in Southampton, U.K., occupies approximately 11,151 square feet. We also have an additional office in London, which occupies approximately 22,504 square feet. Both locations are used as office space and include a lab; and

•	Our APAC headquarters in Singapore occupies approximately 7,788 square feet and is used as office space.

We also have additional material leased facilities, consisting of the following:

•	Our office in Denver, Colorado occupies approximately 27,063 square feet and is used as office space and includes a training facility and lab;

•	Our office in Richardson, Texas occupies approximately 37,564 square feet and is used as office space;

•	Our office in Pune, India occupies 26,878 square feet and includes a training center; and

•	Our office in the Netherlands occupies approximately 10,452 square feet and is used as office space and includes a test lab, and a production area.

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

Overview

NICE is a leading global enterprise software provider that enables organizations to improve customer experience, drive business performance, ensure compliance and fight financial crime.

Our mission is to provide organizations with the confidence in making the right business decisions based on accurate, relevant and insightful information.

We help companies understand their customers and predict their needs, optimize their workforce to drive greater efficiency, and identify suspicious behaviour to prevent financial crime.

We do this by capturing customer interactions and transactions across multiple channels and sources. We then apply best-in-class analytics to this data to provide real-time insight and uncover intent. Our solutions allow organizations to operationalize this insight and embed it within their workflows and daily business processes.

Our advanced technologies and core competencies around data capture and the application of advanced analytics in real-time were developed organically and through multiple acquisitions.

We rely on several key assets to drive our growth:

•      Our loyal customer base. Today, more than 20,000 organizations in over 150 countries, including 80 of the Fortune 100 companies, are using NICE solutions.

•      Our market leadership makes us a well-recognized brand, and creates top-of-mind awareness for our solutions in our areas of operation.

•      Our products and market leading data capture and analytics technologies, which are protected by a broad array of patents.

•      Our ability to quickly drive mainstream adoption for innovative solutions and new technologies, which we introduce to the market through our direct sales force and distribution network.

•      Our skilled employees and domain expertise in our core markets allows us to bring our customers the right solutions to address key business challenges and build strong customer partnerships.

•      Our services and customer support, which enable our customers to quickly enjoy the benefits of our solutions, with multiple deployment models and support for full value realization.

We have established a leadership position in many of our areas of operation through offering comprehensive and innovative enterprise-grade solutions and technologies. Our customers, across all verticals, including banking, telecommunications, healthcare, insurance, retail, travel, public safety and more, are benefiting from the tangible and practical business value that our solutions provide.

Recent Acquisitions

The following acquisitions were accounted for by the acquisition method of accounting, and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values.  The results of operations related to each acquisition, other than the acquisition of Nexidia (which is expected to occur in 2016) are included in our consolidated statement of income from the date of acquisition.

On March 22, 2016, we completed the acquisition of Nexidia Inc., a leading provider of advanced customer analytics. We acquired Nexidia for total consideration of approximately $135.0 million in cash. The acquisition will allow us to offer a combined offering, featuring analytics capabilities with accuracy, scalability and performance, enabling organizations to expand their analytics usage in critical business use cases. Organizations will benefit from the combined offering, which features a best-in-class, analytics-based solution.

On August 12, 2013, we completed the acquisition of Causata Inc. (“Causata”), a provider of real-time Big Data analytics. We acquired Causata for total consideration of approximately $22.7 million comprised of $21.4 million in cash and $1.3 million representing the fair value of earn-out based on performance milestones, amounting to an additional maximum payment of $2.0 million. The acquisition allows NICE to offer solutions which provide greater visibility into a customer’s activities on the Web and apply the insights from that data in real time, across other touch points such as the contact center. Organizations will be better positioned to enhance the customer experience, increase revenues, and achieve greater operational efficiency. These solutions are further augmented by Causata’s Web-based predictive analytics and machine learning technologies, which, when applied to terabytes of information, allow organizations to improve real-time decisioning and guidance. NICE benefits from Causata’s real-time Hadoop-based interaction repository, real-time decisioning, dynamic customer profiles, and Web personalization.

On March 11, 2016, NICE completed the acquisition of Voiceprint International, Inc., a provider of workforce optimization software and services for enterprises, contact centers, first responders and trading floors.

In addition, from time to time we complete acquisitions and investments that are not considered material to our business and operations.

Discontinued Operations

In order to allow NICE to focus on its core business as an enterprise software company in accordance with its long-term strategic plan, we recently completed the sale of the Physical Security and Cyber and Intelligence business units.

In September 2015, we sold our Physical Security business unit to Battery Ventures for total consideration of $92.5 million, consisting of $74.6 million in cash, notes of $2.9 million and up to a $15.0 million earn out based on future performance. Through NICE’s Physical Security business unit, we previously provided video surveillance technologies and capabilities to security-aware organizations. We previously accounted for the Physical Security unit under the Security Solution segment.

In July 2015, we sold our Cyber and Intelligence business unit to Elbit Systems for total consideration of $151.6 million, consisting of $111.6 million in cash and $40.0 million earn out based on future performance. Through NICE’s Cyber and Intelligence business unit, we previously offered solutions which provide law enforcement agencies, intelligence organizations and signal intelligence agencies with tools for generating intelligence from communications. We previously accounted for the Cyber and Intelligence unit under the Security Solution segment.

Following the sale of these two business units, we have classified their results of operations (including the gain on their disposal) and their assets and liabilities as discontinued operations in accordance with ASC 205-20, “Presentation of Financial Statements - Discontinued Operations”.

The carrying amount used in determining the gain on disposal of the operations included goodwill in an amount calculated based on the relative fair values of the disposed operations and the portion of the operation that was retained within the segment.

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

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Management believes that the significant accounting policies which affect its more significant judgments and estimates used in the preparation of the Consolidated Financial Statements and those that are the most critical to aid in fully understanding and evaluating our reported results include the following:

•	Revenue recognition;

•	Allowance for doubtful accounts;

•	Impairment of long-lived assets;

•	Taxes on income;

•	Contingencies;

•	Business combination;

•	Stock-based compensation; and

•	Valuation of investments in marketable securities.

Revenue Recognition.  We generate revenues from sales of software products and services, which include support and maintenance, implementation, configuration, project management, consulting, training, hosting and SaaS, as well as hardware sales. We sell our products directly through our sales force and indirectly through a global network of distributors, system integrators and strategic partners, all of whom are considered end-users.

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

To assess the probability of collection for revenue recognition, we have established a credit policy that determines the credit limit that reflects an amount that is deemed probably collectible for each customer.  These credit limits are reviewed and revised periodically on the basis of new customer financial statements information, credit insurance data and payment performance.

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

We operate in operation-based segments, which also comprise our reporting units: Customer Interactions Solutions and Financial Crime and Compliance Solutions. We performed a qualitative assessment for our reporting units during the fourth quarter of 2015 and concluded that the qualitative assessment did not result in a more likely than not indication of impairment in any of our reporting units, and therefore no further impairment testing is required.

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

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows to the carrying amount of the asset, an impairment charge is recorded for the excess of the carrying amount over fair value.  No impairment of long-lived asset was recorded for 2015

Taxes on Income.  We record income taxes using the asset and liability method.  Management judgment is required in determining our provision for income taxes in each of the jurisdictions in which we operate.  The provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate.  The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws.  We have considered future reversal of existing temporary differences, future taxable income, prudent and feasible tax planning strategies and other available evidence in determining the need for a valuation allowance.  Although we believe that our estimates are reasonable and that we have considered future taxable income and ongoing prudent and feasible tax strategies in estimating our tax outcome, there is no assurance that the final tax outcome will not be different than those which are reflected in our historical income tax provisions and accruals.   Such differences could have a material effect on our income tax provision, net income and cash balances in the period in which such determination is made.

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

Business Combination.  We apply the provisions of ASC 805, “Business Combination,” and accordingly we are required to allocate the purchase price of acquired companies to the tangible and intangible assets acquired, liabilities assumed, as well as in-process research and development based on their estimated fair values.  In allocating the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, we developed the required assumptions underlying the valuation work.  Critical estimates in valuing certain of the intangible assets include but are not limited to: future expected cash flows from customer contracts, customer lists, distribution agreements and acquired developed technologies; expected costs to develop the in-process research and development into commercially viable products and estimating cash flows from the projects when completed; the acquired company’s brand awareness and market position, as well as assumptions about the period of time the brand will continue to be used in the combined company’s product portfolio; and discount rates.  Management’s estimates of fair value are based upon assumptions believed to be reasonable, utilizing a market participant approach, but which are inherently uncertain and unpredictable.  Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur.  We were assisted by a third party appraiser in applying the required economic models (such as income approach and cost approach) in order to estimate the fair value of assets acquired and liabilities assumed in the business combination.

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

Recently Issued Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. ASU 2014-08 states that only disposals representing strategic shifts in operations that have, or will have, a major effect on an entity's operations should be reported as discontinued operations when any of the following occurs: the component of an entity or group of components of an entity is classified as held for sale, the component of an entity or group of components of an entity is disposed of by sale, or the component of an entity or group of components of an entity is disposed of other than by sale. A strategic shift could include a disposal of (i) a separate major line of business, (ii) a separate major geographic area of operations, (iii) a major equity method investment, or (iv) other major parts of an entity. ASU 2014-08 is effective for annual periods beginning on or after December 15, 2014, which is effective for us for the year ended December 31, 2015.  We have considered the sale of the Intelligence and Physical Security operations as a strategic shift and accordingly implemented this guidance in our consolidated financial position and results of operations.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 is effective for us in 2018 using either (i) retrospective application of ASU 2014-09 to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09 or retrospective application of ASU 2014-09 with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. We are currently in the process of evaluating the impact of the adoption of the update on our consolidated financial statements, implementing accounting system changes related to the adoption and considering additional disclosure requirements.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, related to balance sheet classification of deferred taxes. The ASU requires that deferred tax assets and liabilities be classified as noncurrent in the statement of financial position, thereby simplifying the current guidance that requires an entity to separate deferred assets and liabilities into current and noncurrent amounts. The ASU will be effective beginning in the first quarter of fiscal year 2018, though early adoption is permitted. We have early adopted the ASU as of December 31, 2015 and our statement of financial position as of this date reflects the revised classification of current deferred tax assets and liabilities as noncurrent. There is no other impact on our financial statements of early-adopting the ASU.

Results of Operations

The following table sets forth our selected consolidated statements of income for the years ended December 31, 2013, 2014, and 2015, expressed as a percentage of total revenues. Totals may not add up due to rounding.

	2013	2014	2015
Revenues
Products	34.1%	33.2%	34.3%
Services	65.9	66.8	65.7
	100.0	100.0	100.0
Cost of revenues
Products*	24.8	22.1	20.9
Services*	42.5	41.1	38.9
	36.5	34.8	32.8

Gross profit	63.5	65.2	67.2

Operating expenses
Research and development, net	14.1	14.1	13.9
Selling and marketing	26.1	26.5	24.4
General and administrative	10.5	9.6	9.8
Amortization of acquired intangibles	3.6	2.2	1.3
Restructuring expenses	0.1	0.6	0.0
Total operating expenses	54.3	53.0	49.3

Operating income	9.2	12.2	17.9
Financial income, net	0.5	0.5	0.7
Other income (expenses), net	0.0	(0.1)	(0.1)

Income before taxes	9.7	12.6	18.5
Taxes on income (Tax benefit)	3.3	1.1	3.3

Net income from continuing operations	6.4	11.5	15.2

Discontinued operations	0.5	0.6	16.4
Taxes on income on discontinued operations	0.2	0.2	3.7

Net income on discontinued operations	0.3	0.4	12.7

Net income	6.7	11.9	27.9
_______________________
(*) Respective revenues

Comparison of Years Ended December 31, 2014 and 2015

Revenues

Our total revenues increased by approximately 6.3% to $926.9 million in 2015 from $872.0 million in 2014.  Revenues from sales of Customer Interactions Solutions and Financial Crime and Compliance Solutions in 2015 were $688.1 million and $238.8 million, respectively, an increase of 2.0% and 21.1% from 2014, respectively. The growth in revenues from Customer Interactions Solutions is primarily driven by increased demand for our portfolio of solutions, as they enable organizations to improve operational efficiency and customer experience, enhance compliance and improve sales optimization. The increase in revenues from Financial Crime and Compliance Solutions is primarily driven by increased scrutiny by regulatory authorities to ensure that financial institutions across the globe have adequate controls in place to secure financial transactions and prevent fraud attempts and complex financial crimes, amplified by the continued evolution of advancements in technology.

	Years Ended December 31, (U.S. dollars in millions)
	2014	2015	Dollar Change	Percentage Change

Product revenues	$289.6	$317.9	$28.3	9.8%
Service revenues	582.4	609.0	26.6	4.6
Total revenues	$872.0	$926.9	$54.9	6.3%

The increase in product revenues is attributable to an increase of $14.4 million in our revenues from Financial Crime and Compliance Solutions and an increase of $13.9 million in our Customer Interactions Solutions.

The increase in service revenues is attributable to an increase in professional services, of which 58% of the increase is attributed to installations and integrations services and the rest is attributed in maintenance services resulting primarily from an increase in the install base from previous years’ sales.

Revenue by Region

	Years Ended December 31, (U.S. dollars in millions)
	2014	2015	Dollar Change	Percentage Change

United States, Canada and Central and South America (“Americas”)	$591.1	$630.1	$39.0	6.6%
Europe, the Middle East and Africa (“EMEA”)	189.2	196.9	7.7	4.1
Asia-Pacific (“APAC”)	91.7	99.9	8.2	8.9
Total revenues	$872.0	$926.9	$54.9	6.3%

The Americas revenue increased by 6.6%, of which approximately $23.1 million is attributed to growth in the Financial Crime and Compliance Solutions and $15.9 million is attributable to growth in the Customer Interactions Solutions.

The EMEA revenue increased by 4.1%. The increase is primarily attributable to growth in the Financial Crime and Compliance Solutions of$15.9 million, partially offset by a decrease in the Customer Interactions of $8.2 million.

The APAC revenue increased by 8.9%. The increase is primarily attributable to growth in Customer Interactions and Financial Crime and Compliance Solutions.

Cost of Revenues

	Years Ended December 31, (U.S. dollars in millions)
	2014	2015	Dollar Change	Percentage Change

Cost of product revenues	$63.9	$66.4	$2.5	3.9%
Cost of service revenues	239.6	237.2	(2.4)	(1.0)
Total cost of revenues	$303.5	$303.6	$0.1	0.0%

Cost of product revenues increased on a dollar basis, but decreased as a percentage of product revenues.  The increase on a dollar basis is mostly a result of an increase in royalties payable to third party vendors, partially offset by lower amortization of intangible assets following previous years’ acquisitions.  The decrease in the percentage of cost of product from product revenue is mainly attributed to revenue increase from software based solutions.

Cost of service revenues decreased on a dollar basis and as a percentage of service revenues. The decrease on a dollar basis is primarily due to a decrease in cost of wages and travel expenses, partially offset by an increase in sub-contractors and consultants. The decrease in the percentage of cost of service from service revenues is mainly attributed to increasing efficiency and better utilization of service resources.

Gross Profit

	Years Ended December 31, (U.S. dollars in millions)
	2014	2015	Dollar Change	Percentage Change

Gross profit on product revenues	$225.7	$251.5	$25.8	11.4%
as a percentage of product revenues	77.9%	79.1%
Gross profit on service revenues	342.8	371.8	29.0	8.4%
as a percentage of service revenues	58.9%	61.0%
Total gross profit	$568.5	$623.3	$54.8	9.6%
as a percentage of total revenues	65.2%	67.2%

The increase in gross profit margin on product revenues is primarily a result of an increase in product revenues, continued increase in software based solutions with higher margins and a lower amortization of intangible assets.

The increase in gross profit margin on service revenues is primarily attributed to an increase in service revenues and improved efficiency.

Operating Expenses

	Years Ended December 31, (U.S. dollars in millions)
	2014	2015	Dollar Change	Percentage Change

Research and development, net	$123.1	$128.5	$5.4	4.4%
Selling and marketing	231.1	225.8	(5.3)	(2.3)
General and administrative	83.4	90.4	7.0	8.4
Amortization of acquired intangible assets	19.2	12.5	(6.7)	(34.9)
Restructuring expenses	5.4	0.0	(5.4)	(100)

Research and Development, Net.  Research and development expenses, before capitalization of software development costs and government grants, increased to $132.0 million in 2015, as compared to $125.9 million in 2014, and represented 14.2% and 14.4% of revenues in 2015 and 2014, respectively. The increase in research and development, net is attributed primarily to an increase in cost of wages and travel expenses. Capitalized software development costs were $1.4 million in 2015, as compared to $0.4 million in 2014. The increase is  a result of capitalization of software development for internal use software that supports our SaaS business.  Amortization of capitalized software development costs included in cost of product revenues were $0.4 million in each of 2015 and 2014.

Selling and Marketing Expenses.  Selling and marketing expenses decreased to $225.8 million in 2015 as compared to $231.1 million in 2014, and represented 24.4% and 26.5% of total revenues in 2015 and in 2014, respectively. The decrease in selling and marketing expense is attributed primarily to a decrease in cost of wages following a decrease in headcount, sales incentives and travel, partially offset by an increase in advertising and other marketing expenses.

General and Administrative Expenses.  General and administrative expenses increased to $90.4 million in 2015 as compared to $83.4 million in 2014, and represented 9.8% of total revenues in 2015 as compared to 9.6% of total revenues in 2014.  The increase in general and administrative expense is due primarily to an additional administrative cost incurred in 2015 partially offset by a decrease in rent and utilities expenses following a reorganization and  operational efficiency of our facilities, while in 2014 we recorded an income due to re-measurement of earn-out liabilities that resulted from prior year’s acquisitions.

Amortization of acquired intangible assets.  Amortization of acquired intangibles included in the operating expenses represented 1.3% and 2.2% of our revenues in 2015 and 2014, respectively. The decrease in amortization of acquired intangible assets is primarily attributable to the completion of amortization of intangible assets related to previous years’ acquisitions.

Restructuring expenses.  We did not incur restructuring expenses in 2015, as compared to $5.4 million in 2014. The restructuring expenses in 2014 were attributed mainly to restructuring of our workforce in certain geographies in order to improve efficiency.

Financial and Other Income

	Years Ended December 31, (U.S. dollars in millions)
	2014	2015	Dollar Change	Percentage Change

Financial income, net	$3.8	$5.7	$1.9	50%
Other expenses, net	0.0	0.4	0.4	100%

Financial Income, Net.  Financial income, net, was $5.7 million in 2015 compared to $3.8 million in 2014. The increase in financial income, net is attributable primarily to a higher cash volume invested.

Other Expenses, Net.  Other expenses, net amounted to $0.4 million in 2015, comprised primarily of loss on disposal of assets.

Taxes on Income.    In 2015, taxes on income amounted to $30.8 million, as compared to $9.9 million in 2014.  Our provision for taxes during 2015 increased as compared with 2014, mainly as taxes on income for 2014 were favorably affected by certain releases of tax provisions made in prior years.

Our effective tax rate for 2015 was 18.0% compared to 9.0%  in 2014. Our tax rate in 2014 was lower due to being favorably affected by releases of tax provisions made in prior years upon a settlement during 2014 of a further multi-year tax audit.

The majority of our income in Israel continues to benefit from lower tax rates pursuant to our Preferred Enterprise programs which were 16.0% in 2014 and 2015, the details of which can be found in Note 12 of our Consolidated Financial Statements under the caption “Taxes on Income”.

Subject to unpredictable effects of any future settlements with tax authorities, unadjusted expiration of the statute of limitations, future changes in law or accepted practice and effects of potential mergers and acquisitions, we expect our effective tax rate (which includes effects of FIN No. 48, which has been incorporated into ASC 740) to be approximately 17-19% for 2016 and future years.

Net Income.  Net income was $140.6 million in 2015, as compared to $100.2 million in 2014.  The increase in 2015 resulted primarily from increase in revenues and operating margin, offset by an increase in taxes on income in 2015.

Discontinued operations. During 2015 we sold our Cyber and Intelligence and Physical Security business units for gain of $101.8 million and $45.5 million, respectively, which is presented as part of the net income on discontinued operations. There were no divestment activities in 2014.

Comparison of Years Ended December 31, 2013 and 2014

Revenues

Our total revenues increased by approximately 6.1% to $872.0 million in 2014 from $821.5 million in 2013.  Revenues from sales of Customer Interactions Solutions and Financial Crime and Compliance Solutions in 2014 were $674.8 million and $197.2 million, respectively, an increase (decrease) of 2.5%, 20.9% from 2013, respectively. The growth in revenues from Customer Interactions Solutions is attributed primarily to increased revenues from analytics solutions. This growth is driven by increasing demand for these solutions as they enable organizations to improve operational efficiency and customer experience, enhance compliance and improve sales optimization. The increase in revenues from Financial Crime and Compliance Solutions is primarily driven by the increased scrutiny by regulatory authorities to ensure that financial institutions across the globe have adequate controls in place to secure financial transactions and prevent fraud attempts and complex financial crimes, amplified by the continued evolution of advancements in technology.

	Years Ended December 31, (U.S. dollars in millions)
	2013	2014	Dollar Change	Percentage Change

Product revenues	$280.1	$289.6	$9.5	3.4%
Service revenues	541.4	582.4	41.0	7.6
Total revenues	$821.5	$872.0	$50.5	6.1%

The increase in product revenues is attributable to increase of $13.5 million in our revenues from Financial Crime and Compliance Solutions offset by a decrease of $4.0 million in Customer Interactions Solutions.

The increase in service revenues is attributed to an increase in maintenance revenue of $24.3 million resulting primarily from an increase in the install base from previous years’ sales, increase of professional services of $11.6 million resulting primarily from an increase in installations and integrations and an increase of $5.1 million in SaaS and hosting revenues.

Revenue by Region

	Years Ended December 31, (U.S. dollars in millions)
	2013	2014	Dollar Change	Percentage Change

Americas	$540.4	$591.1	$50.7	9.4%
EMEA	188.3	189.2	0.9	0.5
APAC	92.8	91.7	(1.1)	(1.2)
Total revenues	$821.5	$872.0	$50.5	6.1%

The Americas revenue increased by 9.4%, of which approximately $26.8 million is attributed to growth in the Financial Crime and Compliance Solutions and $23.9 million is attributable to growth in the Customer Interactions Solutions.

The EMEA revenue increased by 0.5%. The increase is primarily attributable to growth in the Financial Crime and Compliance Solutions, partially offset by a decrease in the Customer Interactions.

The APAC revenue decreased by 1.2%. The decrease is primarily attributable to a decrease in the Customer Interactions Solutions.

Cost of Revenues

	Years Ended December 31, (U.S. dollars in millions)
	2013	2014	Dollar Change	Percentage Change

Cost of product revenues	$69.3	$63.9	$(5.4)	(7.8)%
Cost of service revenues	230.3	239.6	9.3	4.0
Total cost of revenues	$299.6	$303.5	$3.9	1.3%

Cost of product revenues decreased on a dollar basis and as a percentage of product revenues.  The decrease on a dollar basis and as a percentage of product revenues is mostly a result of decrease in royalties payable to third party vendors and lower amortization of intangible assets, which is primarily due to the completion of amortization of intangible assets related to previous year’s acquisitions, partially offset by an increase in cost of wages and sub-contractors.  Cost of service revenues increased on a dollar basis while decreasing as a percentage of service revenues. The increase on a dollar basis is primarily due to an increase of cost of wages and sub-contractors, partially offset by a decrease in travel expenses and lower amortization of intangible assets, which is primarily due to the completion of amortization of intangible assets related to previous year’s acquisitions.  The decrease in the percentage of cost of service from service revenues is mainly attributed to increasing efficiency and better utilization of headcount.

Gross Profit

	Years Ended December 31, (U.S. dollars in millions)
	2013	2014	Dollar Change	Percentage Change

Gross profit on product revenues	$210.8	$225.7	$14.9	7.0%
as a percentage of product revenues	75.2%	77.9%
Gross profit on service revenues	311.1	342.8	31.7	10.2%
as a percentage of service revenues	57.5%	58.9%
Total gross profit	$521.9	$568.5	$46.6	8.9%
as a percentage of total revenues	63.5%	65.2%

The increase in gross profit margin on product revenues is primarily a result of an increase in product revenues, continued increase in software based analytics solutions and a lower amortization of intangible assets.

The increase in gross profit margin on service revenues is primarily attributed to an increase in service revenues and improved efficiency.

Operating Expenses

	Years Ended December 31, (U.S. dollars in millions)
	2013	2014	Dollar Change	Percentage Change

Research and development, net	$115.4	$123.1	$7.7	6.7%
Selling and marketing	214.6	231.1	16.5	7.7
General and administrative	86.5	83.4	(3.1)	(3.6)
Amortization of acquired intangible assets	29.4	19.2	(10.2)	(34.7)
Restructuring expenses	0.5	5.4	4.9	980.0

Research and Development, Net.  Research and development expenses, before capitalization of software development costs and government grants, increased to $125.9 million in 2014, as compared to $117.9 million in 2013, and represented 14.4% of revenues in each of 2014 and 2013. The increase in research and development, net is attributed primarily to an increase in cost of wages and subcontractors, partially resulting from increased headcount.

Capitalized software development costs were $0.4 million in each of 2014 and 2013.  Amortization of capitalized software development costs included in cost of product revenues were $0.4 million in 2014 as compared to $0.5 million in 2013.

Selling and Marketing Expenses.  Selling and marketing expenses increased to $231.1 million in 2014, as compared to $214.6 million in 2013 and represented 26.5% and 26.1% of total revenues in 2014 and in 2013, respectively.  The increase in selling and marketing expense is attributed primarily to an increase in cost of wages and sales incentives resulting from high performance in our business, partially offset by a decrease in travel, sub-contractors and other marketing expenses.

General and Administrative Expenses.  General and administrative expenses decreased to $83.4 million in 2014, as compared to $86.5 million in 2013, and represented 9.6% and 10.5% of total revenues in 2014 and in 2013, respectively.  The decrease in general and administrative expense is due primarily to re-measurement of earn-out liabilities that resulted from prior years- acquisitions, partially offset by an increase in cost of wages.

Amortization of acquired intangible assets.  Amortization of acquired intangibles assets included in the operating expenses represented 2.2% and 3.6% of our 2014 and 2013 revenues, respectively.  The decrease in amortization of acquired intangible assets is primarily attributable to the completion of amortization of intangible assets related to previous year’s acquisitions.

Restructuring expenses.  Restructuring expenses were $5.4 million in 2014, as compared to $0.5 million in 2013. The 2014 restructuring expenses were attributed mainly to restructuring of our workforce in certain geographies in order to improve efficiency.

Financial and Other Income

	Years Ended December 31, (U.S. dollars in millions)
	2013	2014	Dollar Change	Percentage Change

Financial income, net	$4.0	$3.8	$(0.2)	(5.0)%
Other expenses, net	(0.1)	(0.0)	0.1	(100)%

Financial Income, Net.  The decrease in financial income, net is attributable primarily to a decline in interest rates in the global markets during 2014.

Other Expenses, Net.  Other expenses, net in a total amount of $0.1 million in 2013, was comprised primarily of loss on property disposal.

Taxes on Income.  In 2014, taxes on income amounted to $9.9 million, as compared to $26.9 million in 2013. Our provision for taxes during 2013 was abnormally high due to the inclusion of an expense of $19.2 million as a result of a settlement with the Israeli Tax Authorities during 2013 of a specific multi-year tax audit and our election to take advantage of a special limited time program initiated by the Israeli government that allowed us to release our previously tax-exempted profits at a discounted tax rate that would otherwise have been due upon actual distribution of these profits.

Our effective tax rate for 2014 was 9.0% and was lower than expected due to being favorably affected by releases of tax provisions made in prior years upon a settlement during 2014 of a further multi-year tax audit.

The majority of our income in Israel continues to benefit from lower tax rates pursuant to our Preferred Enterprise programs, which were 12.5% and 16.0% in 2013 and 2014, respectively, the details of which can be found in Note 12 of our Consolidated Financial Statements under the caption “Taxes on Income”.

Net Income.  Net income was $100.2 million in 2014, as compared to $52.5 million in 2013.  The increase in 2014 resulted primarily from increase in revenues, increase in operating margin and decrease in taxes on income in 2014.

Liquidity and Capital Resources

In recent years, the cash generated from our operating activities has financed our operations as well as the repurchase of our ordinary shares and payment of dividends.  Generally, we invest our excess cash in highly liquid investment grade securities.  As of December 31, 2015, we had $828.4 million of cash and cash equivalents and short-term and long-term investments, as compared to $500.0 million at December 31, 2014 and $443.2 million at December 31, 2013.

Cash provided by operating activities was $244.7 million, $182.3 million, and $124.3 million in 2015, 2014, and 2013, respectively.  Net cash from operations in 2015 consisted primarily of net income of $111.5 million (excluding  gain on disposal of discontinued operations of $147.3), adjusted for non-cash activities such as depreciation and amortization of $57.9 million, stock-based compensation of $28.4 million as well as working capital changes derived from an increase in accrued expenses and other liabilities of $38.5 million and increase in deferred revenues of $54.9, which were partially offset by decrease in trade receivables, net of $56.3. Net cash from operations in 2014 consisted primarily of net income of $103.1 million and adjustments for non-cash activities including depreciation and amortization of $73.3 million, stock-based compensation of $29.8 million and working capital changes derived from an increase in accrued expenses and other liabilities of $10.3 million, which were partially offset by a decrease in deferred taxes, net of $27.8 million and in trade payables of $13.8 million. Net cash from operations in 2013 consisted primarily of net income of $55.2 million and adjustments for non-cash activities including depreciation and amortization of $91.3 million and stock-based compensation of $26.3 million, which were partially offset by a decrease in deferred taxes, net of $17.3 million and in trade receivables, net of $34.5 million.

Net cash used in investing activities was $28.3 million, $8.9 million and $33.1 million in 2015, 2014 and 2013, respectively.  In 2015, net cash used in investing activities consisted primarily of net investment in marketable securities and short term bank deposits of $195.0 million and purchase of property and equipment of $16.6 million, which were offset by proceeds from sale of discontinued operations of $186.1 million. In 2014, net cash used in investing activities consisted primarily of net investment in marketable securities of $28.4 million and net purchase of property and equipment of $16.8 million, which were partially offset by net proceeds from short-term bank deposits of $37.8 million.  In 2013, net cash used in investing activities consisted primarily of payment for the acquisition of Causata and other acquisitions in an aggregate of $23.9 million and net purchase of property and equipment of $20.3 million, which were partially offset by net proceeds of marketable securities of $17.4 million.

Net cash used in financing activities was $71.8 million, $101.8 million and $69.2 million in 2015, 2014 and 2013, respectively. In 2015, net cash used in financing activities was attributed primarily to the repurchase of our ordinary shares of $68.4 million and payment of dividends of $38.2 million, which were offset by proceeds from the issuance of shares upon exercise of options and purchase of shares under employee share purchase plans of $27.5 million.  In 2014, net cash used in financing activities was attributed primarily to the purchase of our ordinary shares of $94.3 million and payment of dividends of $38.0 million, which were partially offset by proceeds from issuance of shares upon exercise of options and purchase of shares under employee share purchase plans of $29.5 million.  In 2013, net cash used in financing activities was attributed primarily to the purchase of our ordinary shares of $79.4 million and payment of dividends of $29.0 million, which were offset by proceeds from issuance of shares upon exercise of options and purchase of shares under employee share purchase plans of $38.4 million.

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

For more information on trends in our industry, please see Item 4, “Information on the Company—Business Overview—Industry Trends” in this annual report.

For more information on trends, uncertainties, demands, commitments or events that may have a material effect on revenue, please see Item 3, “Key Information—Risk Factors” in this annual report.

Contractual Obligations

Set forth below are our contractual obligations and other commercial commitments over the medium term as of December 31, 2015 (in thousands of U.S. dollars).

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3-5 years	More than 5 years
Operating Leases	68,580	15,743	24,033	17,603	11,201
Unconditional Purchase Obligations	19,619	13,083	6,536	-	-
Severance Pay*	17,952
Total Contractual Cash Obligations	106,151	28,826	30,569	17,603	11,201
Uncertain Income Tax Positions **	18,236

*	Severance pay relates to accrued obligations to employees as required under applicable labor laws. These obligations are payable only upon termination, retirement or death of the respective employees.
**
Uncertain income tax positions under ASC 740 are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement.  See Note 12(h) of our Consolidated Financial Statements for further information regarding our liability under ASC 740.

		Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1- 3 years	3-5 years	More than 5 years
Guarantees – Continuing operations	3,159,420	3,109,011	-	50,410	-
Guarantees – Discontinued operations*	24,298,737	4,868,198	18,266,633	1,163,906	-
Total Guarantees	27,458,157	7,977,209	18,266,633	1,214,316	-

* Guarantees which were not endorsed and remain in effect in relation to contracts assumed as part of the sale of the Cyber and Intelligence business for which NICE has a back to back contractual commitment and is entitled to indemnification to the extent that these guarantees are realized.

Item 6.            Directors, Senior Management and Employees.

6.A. Directors and Senior Management

The following tables set forth, as of March 10, 2016, the name, age and position of each of our directors and executive officers and, in regard to our directors, any of the committees of our board of directors on which they serve and whether any such director is an outside director:

Members of the Board of Directors

Name	Age	Position	Audit Committee Member	Compensation Committee Member	Internal Audit Committee Member	Mergers and Acquisitions Member	Nominations Committee Member	Outside Director*
David Kostman	51	Chairman of the Board of Directors	X			X	X
Rimon Ben-Shaoul	71	Director	X			X
Dan Falk	71	Director	X	X	X	X	X	X
Yocheved Dvir	63	Director	X	X	X			X
Yehoshua Ehrlich	66	Director				X
Leo Apotheker	62	Director		X		X
Joe Cowan	67	Director		X		X
Zehava Simon	57	Director	X	X	X			X

* See Item 6, “Directors, Senior Management and Employees—Board Practices— Outside Directors.”

Members of Management

Name	Age	Position
Barak Eilam	40	Chief Executive Officer
Miki Migdal	55	President, Enterprise Product Group
Joseph Friscia	61	President, NICE-Actimize
Sarit Sagiv	47	Chief Financial Officer
Yechiam Cohen	59	Corporate Vice President, General Counsel and Corporate Secretary
Eran Porat	53	Corporate Vice President, Finance
Eran Liron	48	Executive Vice President, Marketing and Corporate Development
Tom Dziersk	52	President, NICE Americas
John O’Hara	57	President, NICE EMEA
Raghav Sahgal	53	President, NICE APAC
Christopher Wooten	50	Executive Vice President, Vertical Markets
Sigal Gill-more	46	Executive Vice President, Human Resources

In January 2016, Mr. Benny Einhorn retired from his position as President, NICE EMEA, and Mr. John O’Hara assumed the position.

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

Yocheved Dvir has served as one of our statutory outside directors since January 2008.  Since 2000, Ms. Dvir has served as a strategic advisor in business development affairs to multiple companies and initiatives that were being founded.  Ms. Dvir also serves on the board of directors of Menorah Insurance Company and its subsidiary, Alrov Real Estate and Endey Med. She recently served on the boards of Visa Cal, Trendline Business Information & Communications Ltd., Israel Corporation Ltd., ECI Telecom Ltd., Strauss Industries Ltd., Phoenix Holding and Phoenix Insurance Co.  Between 1990 and 2000, Ms. Dvir served as a Senior Vice President of the Migdal Group.  Ms. Dvir joined the Migdal Group in 1981 and, until late 2000, held a number of senior financial and managerial positions, including Head of the Group’s Economics Department (1986-1988), Head of the Group’s Corporate Office (1989-1992), Head of the Group’s General Insurance Division and Corporate Office (1993-1997), Group CFO (1997-1999), Head of the Group’s Strategic Development Division and Marketing Array and Risk Manager (2000).  Ms. Dvir holds a Bachelor’s degree in Economics and Statistics from the University of Haifa and completed studies towards a second degree in Statistics from the Hebrew University of Jerusalem.

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

Leo Apotheker has served as one of our directors since August 2013. Mr. Apotheker was the Managing Partner and co-founder of efficiency capital SAS, a growth capital advisory firm, from 2012 to 2014. From 2010 to 2011, Mr. Apotheker served as Chief Executive Officer of Hewlett Packard Company. From 2008 to 2010, he served as Chief Executive Officer of SAP AG. In addition, he is currently Chairman of the board of KMD, one of Denmark’s leading IT and software companies, Vice Chairman of Unit4, a leading Dutch ERP provider for mid-sized people centric companies, and Vice Chairman and Lead Independent Director of Schneider Electric SA. Mr. Apotheker holds a Bachelor’s degree in Economics and International Relations from the Hebrew University of Jerusalem.

Joe Cowan has served as one of our directors since August 2013. Mr. Cowan has been the CEO and director of Epicor since October 2013. During 2013 Mr. Cowan served as President of DataDirect Networks, Inc., and from 2010 until 2013, Mr. Cowan served as the Chief Executive Officer and President of Online Resources Corp. During 2009, Mr. Cowan served as an Operating Executive and Consultant at Vector Capital. From 2007 to 2009, Mr. Cowan served as the Chief Executive Officer of Interwoven Inc. From 2004 to 2006, Mr. Cowan served as the President and Chief Executive Officer of Manugistics Inc. and Manugistics Group Inc. Prior to that, Mr. Cowan served in various senior executive positions, including as the Chief Executive Officer of Baan Co. NV and Avantis GOB NV. He has been a Director of DataDirect Networks, Inc. between 2011 and February 2014. Mr. Cowan has also served on the boards of various publicly traded companies, including Interwoven Inc., Online Resources Corporation, Manugistics Group Inc. and Blackboard Inc., as well as several private companies. Mr. Cowan holds a M.S. degree in Electrical Engineering from Arizona State University and holds a B.S. degree in Electrical Engineering from Auburn University.

Zehava Simon has served as one of our statutory outside directors since July 2015. Ms. Simon served as a Vice President of BMC Software Inc. from 2000 until 2013, most recently as Vice President of Corporate Development. From 2002 to 2011, Ms. Simon served as Vice President and General Manager of BMC Software in Israel. Prior to that, Ms. Simon held various positions at Intel Israel, which she joined in 1982, including leading of Finance & Operations and Business Development for Intel in Israel. Ms. Simon is currently a board member of Audiocodes, a public company traded on NASDAQ and TASE, Nova Measurements, a publicly-traded company on NASDAQ and TASE, and Amiad Water Systems, a public company traded on the London Stock Exchange. Ms. Simon is a former member of the board of directors of Insightec Ltd., M-Systems Ltd. (acquired by SanDisk Corp.) and Tower Semiconductor Ltd. Ms. Simon holds a B.A. in Social Sciences from the Hebrew University, Jerusalem, a law degree (LL.B.) from the Interdisciplinary Center in Herzliya and an M.A. in Business and Management from Boston University.

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

Sarit Sagiv has served as our Chief Financial Officer since March 2015.  From April 2012 until September 2013, she served as the Chief Financial Officer of Retalix Ltd., a publicly traded leading global provider of software and services to retailers (acquired by NCR Corporation in 2013). From September 2007 to October 2010 Ms. Sagiv served as Vice President Finance for Amdocs Limited, a publicly traded market leader in software and services for service providers in the communications, media and entertainment industry, and prior to that, as Finance Director of the Emerging Markets Division at Amdocs.  In addition, she has held various senior financial positions including the role of management member at Quantum Pacific Group, an international private group of businesses. She also served as the Chief Financial Officer at publicly traded Orad Hi-Tec Systems Ltd. and Cimatron Ltd (later acquired by 3D Systems). Ms. Sagiv is a certified public accountant and holds BA in Accounting and Economics and an MBA, both from Tel Aviv University alongside an MA in law from Bar Ilan University.

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

John O’Hara has served as our President of NICE EMEA since January 2016.  From July 2013 to January 2016, Mr. O’Hara served as non-executive Chairman at Rosslyn Data Technologies, where he supported the cloud-based data and analytics software start-up until its IPO.  Prior to that, between 2007 and 2013, he was Executive Vice President, International for Pitney Bowes Software and President of Pitney Bowes Software. He also acted as General Manager, Enterprise and Partner Group, at Microsoft UK, where he ran the enterprise sales organization of Microsoft UK and previously held leadership positions at IBM, Pivotal Corporation and Lotus Development Corporation. Mr. O’Hara holds a B.A. (with honors) in Applied Science from the University of Wales, Institute of Science and Technology and a Masters in Computer Science from the University of Manchester.

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

Christopher Wooten has served as Executive Vice President, Vertical Markets since September 2015, and previously served as Executive Vice President of the Surveillance Group since June 2014. During his tenure with NICE, Mr. Wooten has also held various other executive positions, including Vice President and General Manager of the Public Safety Division, President of the Public Safety Global Business Unit and President of the Americas Security Division. Mr. Wooten has previously held executive positions with Motorola, JTECH Communications and Thales Contact Solutions. Thales Contact Solutions was subsequently acquired by NICE in 2002. Mr. Wooten holds a BSBA Degree in Marketing and Business Administration from the University of Central Florida.

Sigal Gill-more has served as Executive Vice President, Human Resources since September 2009.  From 1996 until 2009, Ms. Gill-more held several field, regional and corporate roles at Microsoft.  In her most recent role at Microsoft, Ms. Gill-more led the staffing function across all international regions (EMEA, Asia, Latin America) overseeing both Sales and R&D sites. Ms. Gill-more holds a Master’s degree in organizational behavior from Tel Aviv University.

There are no family relationships between any of the directors or executive officers named above.

6.B. Compensation

(a) Aggregate Executive Compensation

The aggregate compensation paid to or accrued on behalf of all our directors and executive officers as a group of 24 persons during 2015 consisted of approximately $11.5 million in salary, fees, bonus, commissions and directors’ fees and approximately $1.0 million in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts we expended for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

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

During 2015, our officers and directors received, in the aggregate, (i) options to purchase 478,865 ordinary shares, that include 101,365 options with an exercise price equal to the par value of the ordinary shares (the “par value options”), and (ii) 36,166 restricted share units, under our equity based compensation plans.  The options (other than the par value options) have a weighted average price of $52.13 and all options will expire six years after the date of grant.  The restricted shares units are granted at par value of the ordinary shares.  For information regarding our option exchange program, see "Share Ownership–Option Exchanges and Price Adjustment" below.

Pursuant to the requirements of the Israeli Companies Law, 5759–1999, or the Israeli Companies Law, remuneration of our directors requires shareholder approval.  Compensation and reimbursement for outside directors (as described below) is statutorily determined pursuant to the Israeli Companies Law.  Effective as of July 1, 2015, our shareholders approved the payment to each of our non-executive directors, including outside directors, of an annual fee of $40,000 and a meeting attendance fee of $1,500 for each Board meeting attended (whether in person or through media), and $1,000 for each Board committee meeting attended (whether in person or through media) (in each case paid in U.S. dollars or in NIS based on the exchange rate on the date of the approval by shareholders), subject to additional value added tax, as applicable.

On July 9, 2015, at our 2015 annual general meeting of shareholders, following the recommendation of our compensation committee and approval by our Board of Directors, our shareholders approved an amended compensation policy for directors and officers. In addition, our shareholders approved a supplemental annual cash fee for the Chairman of the Board in the amount of NIS 450,000 (equivalent to approximately $115,652).  The supplemental annual fee is subject to adjustment for changes in the Israeli consumer price index after September 2012.

(b) Individual Compensation of Covered Executives

The following describes the compensation of our five most highly compensated executive officers in 2015, based on the total of salary costs, bonus cost and equity granted in 2015 ("Covered Executives").

The Compensation specified below is broken down into the following components (all amounts specified below are in terms of cost to the Company, as recorded in our financial statements). U.S. dollar amounts indicated for Salary, Bonus and Equity Costs are in thousands of dollars and for Covered Executives in Israel are based on the Shekel exchange rate of 3.89, which represents the average rate for the year, and for the Covered Executive in Singapore are based on the Singapore dollar exchange rate of 1.37, which represents the average rate for that year.

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

(2)
Bonus Costs. Bonus Costs represent bonuses granted to the Covered Executive with respect to the year ended December 31, 2015, paid in accordance with the Company's performance-based bonus plan or as detailed in footnotes below.

(3)
Equity Costs. Represents the expense recorded in our financial statements for the year ended December 31, 2015, with respect to equity granted in 2015 and in previous years (if applicable). For assumptions and key variables used in the calculation of such amounts see note 13b of our audited consolidated financial statements.

i.
Barak Eilam – CEO. Salary Costs - $597; Bonus Costs - $960; Equity Costs - $1,368 expense recorded in 2015 for equity granted in 2015 and $1,539 expense recorded in 2015 for equity granted in previous years.

ii.
Thomas Dziersk – President, NICE Americas. Salary Costs - $470; Bonus Costs - $525; Equity Costs - $493 expense recorded in 2015 for equity granted in 2015 and $512 expense recorded in 2015 for equity granted in previous years.

iii.
Joseph Friscia – President, NICE Actimize. Salary Costs - $405; Bonus Costs - $600; Equity Costs - $370 expense recorded in 2015 for equity granted in 2015 and $341 expense recorded in 2015 for equity granted in previous years.

iv.
Raghav Sahgal – President, NICE APAC. Salary Costs - $493; Bonus Costs - $555; Equity Costs - $326 expense recorded in 2015 for equity granted in 2015 and $458 expense recorded in 2015 for equity granted in previous years.

v.
Christopher Wooten – EVP, NICE Vertical Markets. Salary Costs - $354; Bonus Costs - $691; Equity Costs - $308 expense recorded in 2015 for equity granted in 2015 and $259 expense recorded in 2015 for equity granted in previous years.

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

The Board may, subject to the provisions of the Israeli Companies Law, appoint a committee of the Board and delegate to such committee all or any of the powers of the Board, as it deems appropriate.  Notwithstanding the foregoing and subject to the provisions of the Israeli Companies law, the Board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees.  The Board has appointed an internal audit committee under the Israeli Companies Law that has three members, an audit committee that has five members, a compensation committee that has five members, a nominations committee that has two members and a mergers and acquisitions committee that has six members.  We do not have, nor do our subsidiaries have, any directors’ service contracts granting to the directors any benefits upon termination of their employment. In addition, from time to time the Board may appoint an ad hoc committee for certain purposes, such as the review, negotiation and recommendation of approval of M&A transactions.

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

Internal Audit Committee

The Israeli Companies Law requires public companies to appoint an internal audit committee.  The role of the internal audit committee under the Israeli Companies Law is to examine flaws in the management of the company’s business in consultation with the internal auditors and the independent accountants, and to propose remedial measures to the board.  The internal audit committee also reviews interested party transactions for approval as required by law, including approval of the remuneration of a director in any capacity, which also requires Board, Compensation Committee and shareholder approval.  The internal audit committee also assesses our internal audit system and the performance of our internal auditor, and oversees the implementation and enforcement of our compliance program. Under the Israeli Companies Law, an internal audit committee must consist of at least three directors, including all of the outside directors. The members of the internal audit committee must satisfy certain independence standards under the Israeli Companies Law, and the chairman of the internal audit committee must be an outside director. The chairman of the Board of Directors, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to the company or to its controlling shareholder, any director who derives most of its income from the controlling shareholder and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the internal audit committee.  All of the current members of our internal audit committee (presently comprised of Yocheved Dvir (Chairman), Dan Falk and Zehava Simon) meet these qualifications.

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

Audit Committee

The NASDAQ rules require that the audit committee of a listed company be composed of at least three directors, each of whom is (i) independent; (ii) does not receive any compensation (except for board fees) from the company; (iii) is not an affiliated person of the company or any subsidiary; and (iv) has not participated in the preparation of the company’s (or a current subsidiary’s) financial statements during the past three years.  All of the current members of our audit committee (presently comprised of Rimon Ben-Shaoul (Chairman), David Kostman, Dan Falk, Yocheved Dvir and Zehava Simon) meet the NASDAQ standards described above.

Our audit committee has adopted a charter specifying the committee’s purpose and outlining its duties and responsibilities which include, among other things, (i) appointing, retaining and compensating the company’s independent auditor, subject to shareholder approval, (ii) pre-approving all services of the independent auditor,  (iii) reviewing the annual audited financial statements and quarterly financial statements and the content of our earnings press releases, and (iv) overseeing our accounting and financial reporting processes and the audits of our financial statements.  Our audit committee is also authorized to act as our “qualified legal compliance committee.” As such, our audit committee will be responsible for investigating reports made by attorneys appearing and practicing before the SEC in representing us, of perceived material violations of U.S. federal or state securities laws, breaches of fiduciary duty or similar material violations of U.S. law by us or any of our agents.

We believe we currently meet the applicable NASDAQ requirements with respect to our Audit Committee and we intend to continue to take all actions as may be necessary for us to maintain our compliance with applicable NASDAQ requirements with respect to our Audit Committee.

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

Pursuant to the NASDAQ rules, our compensation committee is required to consist of at least two members, with all members of the compensation committee required to be independent, unless we elect to take advantage of the exemption provided to "foreign private issuers" to comply with home country practice instead of the listing rules of exchanges such as NASDAQ, which we do not presently intend to do.  The determination of whether a director is independent takes into account all factors relevant to whether a director has a relationship to us which would be material to such director’s ability to be independent from management in connection with carrying out the duties of a compensation committee member. Factors required for consideration in making this determination specifically include (i) the source of compensation of such director (including any consulting, advisory or other compensatory fee paid by us to such director) and (ii) whether such director is affiliated with us or one of our affiliates or subsidiaries.  Pursuant to the NASDAQ rules, we are also required to have a compensation committee charter, which, among other things, must set forth the scope of the compensation committee’s responsibilities and how they will be carried out, as well as grant the compensation committee the power to retain compensation advisers following consideration of certain factors that may be indicative of a conflict of interest by the compensation adviser in rendering compensation advice.

Our Board of Directors adopted a compensation committee charter that includes the requirements of the NASDAQ rules.  However, the charter provides that if there is any conflict between the responsibilities and requirements set forth therein and either the Israeli Companies Law or compensation policy approved by our Board of Directors upon the recommendation of our compensation committee and subsequently approved by our shareholders (the “Compensation Policy”), the latter will govern.  For information regarding the Compensation Policy, see Item 10 - “Additional Information - Memorandum and Articles of Association – Approval of Office Holder Compensation” in this annual report.

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

All of the current members of the compensation committee, Dan Falk (chairman), Yocheved Dvir, Joe Cowan, Leo Apotheker and Zehava Simon, satisfy the respective independence requirements of both the NASDAQ rules and the Israeli Companies Law.

Nominations Committee

As required by NASDAQ rules, our nominations committee recommends candidates for election to our Board of Directors pursuant to a written charter.  Both of the current members of this committee, David Kostman and Dan Falk, are independent directors.

Mergers and Acquisitions Committee

Our Board of Directors has delegated powers with respect to the review and recommendation of mergers and acquisitions and related investments and transactions, which are then subject to approval by the Board of Directors. The committee also has limited authority to approve mergers and acquisitions for consideration up to a certain amount.  All of the current members of this committee, David Kostman (chairman), Dan Falk, Rimon Ben Shaoul, Yehoshua Ehrlich, Leo Apotheker and Joe Cowan, are independent directors.

Employees

As of December 31, 2015, we had 3,316 employees worldwide, which represented a decrease of approximately 5.6% from December 31, 2014.

The following table sets forth the number of our full-time employees at the end of each of the last three fiscal years as well as the main category of activity and geographic location of such employees:

	At December 31,
Category of Activity	2013	2014	2015*

Operations	110	108	86
Customer Support	1,393	1,343	1,374
Sales & Marketing	840	811	682
Research & Development	865	890	801
General & Administrative	368	361	352
Total	3,576	3,513	3,316

Geographic Location
Israel	1,285	1,256	946
Americas	1,365	1,344	1,263
Europe	631	607	564
Asia Pacific	295	306	543
Total	3,576	3,513	3,316

* The decrease in number of employees in 2015 resulted mainly from the sale of the Cyber and Intelligence and Physical Security businesses in 2015 (for more information, please see Item 5, “Operating and Financial Review and Prospects—Discontinued Operations” in this annual report).

We also utilize temporary employees in various activities.  On average, we employed 50 temporary employees and obtained services from 756 consultants (not included in the numbers set forth above) during 2015.

Our future success will depend in part upon our ability to attract and retain highly skilled and qualified personnel.  Although competition for such personnel is generally intense, we believe that adequate personnel resources are currently available in Israel to meet our requirements.

We are not a party to any collective bargaining agreement with our employees or with any labor organization.  However, we are subject to certain labor related statutes, and to certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists’ Association of Israel) that are applicable to our Israeli employees by order of the Israeli Ministry of Labor and Welfare.  These statutes and provisions principally concern the length of the work day and the work week, minimum wages for workers, insurance for work-related accidents, determination of severance pay and other conditions of employment.  Israeli law generally requires the payment by employers in Israel of severance pay upon the death of an employee, his retirement or upon termination of employment by the employer without due cause.  We currently fund our ongoing severance obligations in Israel by making monthly payments to approved severance funds or insurance policies.  For more information, please see Note 2p to our Consolidated Financial Statements.  In addition, according to the National Insurance Law, Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, an organization similar to the U.S. Social Security Administration.  These contributions entitle the employees to benefits in periods of unemployment, work injury, maternity leave, disability, reserve military service and bankruptcy or winding-up of the employer.  Since January 1, 1995, such amount also includes payments for national health insurance.  The payments to the National Insurance Institute are equal to approximately 17.25% of an employee’s wages (up to a certain cap as determined from time to time by law), of which the employee contributes approximately 62% and the employer contributes approximately 38%.

In addition to our severance obligations for employees located in Israel, we pay severance benefits to our employees located elsewhere in accordance with the local laws and practices of the countries in which they are employed.  Moreover, we are subject to Dutch labor laws and practices for our employees in Alkmaar.

Employment Agreements

We have employment agreements with our officers.  Pursuant to these employment agreements, each party may terminate the employment without cause by giving a 30, 60 or 90 day prior written notice (six to twelve months in the case of certain senior officers).  In addition, we may terminate such agreement for cause with no prior notice.  The agreements generally include non-competition and non-disclosure provisions, although the enforceability of non-competition provisions in employment agreements under Israeli law is very limited.

Share Ownership

As of March 10, 2016, our directors and executive officers beneficially owned an aggregate of 314,019 options to purchase ordinary shares that were vested on such date or that are scheduled to vest within 60 days thereafter, or approximately 0.53% of our outstanding ordinary shares. The options have an average exercise price of $36.83 per share and expire between 2016 and 2021. No individual director or executive officer beneficially owns 1% or more of our outstanding ordinary shares.

The following is a description of each of our option equity plans, under which awards were outstanding during 2015.

2016 Share Incentive Plan

In February 2016, we adopted the NICE-Systems Ltd. 2016 Share Incentive Plan, or 2016 Plan, to provide incentives to employees, directors, consultants and/or contractors by rewarding performance and encouraging behavior that will improve our profitability. Under the 2016 Plan, our employees, directors, consultants and/or contractors may be granted any equity-related award, including any type of an option to acquire our ordinary shares and/or share appreciation right and/or share and/or restricted share and/or restricted share unit and/or other share unit and/or other share-based award and/or other right or benefit under the Plan, including any such equity related award that is a performance based award (each an “Award”).

Generally, under the terms of the 2016 Plan, and unless determined otherwise by the Board of Directors, 25% of the restricted share units and par value options granted become vested on each of the four consecutive annual anniversaries following the date of grant. Specifically with respect to options (other than options granted at an exercise price equal to their nominal value), unless determined otherwise by the Administrator, 25% of an Award granted becomes exercisable on the first anniversary of the date of grant and 6.25% becomes exercisable once every quarter during the subsequent three years.  Certain executive officers are entitled to acceleration of vesting of awards in the event of a change of control, subject to certain conditions. Awards with a vesting period expire six years after the date of grant. Options that are performance-based shall expire seven years following the date of grant. Awards are non-transferable except by will or the laws of descent and distribution.

Options would be granted at an exercise price equal to the average of the closing prices of one American Depositary Receipts or ADR, as quoted on the NASDAQ market, during the 30 consecutive calendar days preceding the date of grant, unless determined otherwise by the administrator of the 2016 Plan (including in some cases options granted with an exercise price equal to the nominal value of an ordinary share).

Our Board of Directors also adopted an addendum to the 2016 Plan for Awards granted to grantees who are residents of Israel (the “Addendum”) and resolved to elect the “Capital Gains Route” (as defined in Section 102(b)(2) of the Tax Ordinance for the grant of Awards to Israeli grantees. The U.S. addendum of the 2015 Plan provides only for non-qualified stock options for purposes of U.S. tax laws.

The 2016 Plan provides that the number of shares that may be subject to Awards granted under the 2016 Plan shall be an amount per calendar year, equal to 3.5% of our issued and outstanding share capital as of December 31 of the preceding calendar year.  Out of such quantity, options that are not granted in a particular calendar year will not be allocated during the next calendar years.  By setting these terms, our Board of Directors took into account the need for current employee retention and retention of future employees, including, specifically, the need to retain in certain years employees that join through acquisitions.

The 2016 Plan is generally administered by our Board of Directors and compensation committee, which determines the grantees under the 2016 Plan and the number of Awards to be granted.  As of March 10, 2016, no options and restricted share units to purchase ordinary shares were outstanding under the 2016 Plan. A grant of options and restricted share units to purchase in the aggregate 360,706 ordinary shares under the 2016 Plan will become effective in March and May 2016.

2008 Share Incentive Plan

In June 2008, we adopted the NICE-Systems Ltd. 2008 Share Incentive Plan, or 2008 Plan, to provide incentives to employees, directors, consultants and/or contractors by rewarding performance and encouraging behavior that will improve our profitability. Under the 2008 Plan, our employees, directors, consultants and/or contractors may be granted any equity-related award, including any type of an option to acquire our ordinary shares and/or share appreciation right and/or share and/or restricted share and/or restricted share unit and/or other share unit and/or other share-based award and/or other right or benefit under the Plan (each an “Award”).  We have registered, through the filing of registration statements on Form S-8 with the SEC under the Securities Act of 1933, 8,000,000 ADSs for issuance under the 2008 Plan.

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

Our Board of Directors adopted an addendum to the 2008 Plan for Awards granted to grantees who are residents of Israel (the “Addendum”).  On June 16, 2008, our Board of Directors resolved to elect the “Capital Gains Route” (as defined in Section 102(b)(2) of the Tax Ordinance) for the grant of Awards to Israeli grantees, which is described below under “2003 Stock Option Plan.” The U.S. addendum of the 2008 Plan provides only for non-qualified stock options for purposes of U.S. tax laws.

The 2008 Plan provides that the number of shares that may be subject to Awards granted under the 2008 Plan shall be an amount per calendar year, equal to 3.5% of our issued and outstanding share capital as of December 31 of the preceding calendar year.  Out of such quantity, options that are not granted in a particular calendar year will not be allocated during the next calendar years.  By setting these terms, our Board of Directors took into account the need for current employee retention and retention of future employees, including, specifically, the need to retain in certain years employees that join through acquisitions. During 2015, we granted 1,242,168 options and restricted share units under the 2008 Plan (which constituted 1.7% of our issued and outstanding share capital as of December 31, 2015).

The 2008 Plan is generally administered by our Board of Directors and compensation committee, which determines the grantees under the 2008 Plan and the number of Awards to be granted.  As of March 10, 2016, options and restricted share units to purchase 3,038,900 ordinary shares were outstanding under the 2008 Plan at a weighted average exercise price of $19.57.

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

As of March 10, 2016, assumed Actimize options to purchase 7,977 ordinary shares of NICE were outstanding at a weighted average exercise price of $12.13.  No additional grants are being made under this plan following the acquisition of Actimize.

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

As of March 10, 2016, Assumed e-Glue Options and restricted share unit to purchase 494 ordinary shares of NICE were outstanding under the 2004 e-Glue Plan.  The exercise price per share underlying the options and restricted share units is equal to the nominal value of an ordinary share.  We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act of 1933, 76,035 ADRs for issuance under the 2004 e-Glue Plan.

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

As of March 10, 2016, assumed Fizzback options and restricted share units to purchase 10,261 ordinary shares of NICE were outstanding under the Fizzback Plan, at a weighted average exercise price of $0.53.  We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act of 1933, 165,695 ordinary shares for issuance under the Fizzback Plan.

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

As of March 10, 2016, assumed Merced options, restricted share units and restricted shares to purchase 13,954 ordinary shares of NICE were outstanding under the 2001 Merced Plan and the 2011 Merced Plan, at a weighted average exercise price of $14.83.  We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act of 1933, 343,288 ordinary shares for issuance under the 2001 Merced Plan and the 2011 Merced Plan.

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

As of March 10, 2016, assumed Causata options to purchase 10,560 ordinary shares of NICE were outstanding under the Causata Scheme, at a weighted average exercise price of $0.26.  We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act of 1933, 131,316 ordinary shares for issuance under the Causata Scheme.

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

Under the Causata Plan, the Board of Directors may decide to grant restricted stock units, under certain terms and conditions, for a consideration of no more than the underlying share’s nominal value (the “Consideration”). Upon the lapse of the vesting schedule of a restricted stock unit, such restricted stock unit shall automatically vest into a share (subject to adjustments under the Causata Plan) and the grantee shall pay to Causata the Consideration. The Board of Directors, in its discretion, shall set vesting criteria or performance objectives which, depending on the extent to which they are met, will determine the number of restricted stock units that will vest, all as specified in the applicable restricted stock unit agreement.

As of March 10, 2016, assumed Causata restricted stock units to purchase 8,970 ordinary shares of NICE were outstanding under the Causata Plan at a weighted average exercise price of $0.26.

We have registered, through the filing of a registration statement, on Form S-8 with the SEC under the Securities Act of 1933, dated September 16, 2013, 131,316 ordinary shares for issuance under the Causata Scheme and the Causata Plan.

Option Exchanges and Price Adjustment

On June 23, 2009, we commenced a tender offer to offer eligible employees in Israel, Hong Kong, the United States and the United Kingdom, excluding our directors, Chief Executive Officer and certain other executive officers, the opportunity to tender options granted before September 1, 2008 under the 2003 Plan or the 2003 Actimize Plan (almost all of which had an exercise price per share above $34.00), in exchange for restricted share units (RSUs) or options (depending on the employee’s country of residence) with a per share exercise price or per share purchase price equal to the par value of our ordinary shares, or NIS 1.00 (approximately $0.25).  The exchange was on a one-for-three basis, meaning that eligible employees electing to participate received a new RSU or option with respect to one share for every three shares subject to the options tendered for exchange.  The new awards vested in 25% annual increments over a four-year period starting from August 5, 2009 and have a new six-year term.  Options surrendered in the exchange were cancelled.  On August 5, 2009, the expiration date of the exchange offer, we accepted for exchange eligible options to purchase an aggregate of 1,492,204 ordinary shares that had been granted under the 2003 Plan and the 2003 Actimize Plan, and granted, under the 2008 Plan, new options to purchase 311,454 ordinary shares, and new RSUs representing 185,932 ordinary shares, in exchange for the eligible options tendered and accepted pursuant to the exchange offer.

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

Item 7.            Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares, with respect to each person known to us to be the beneficial owner of 5% or more of our outstanding ordinary shares, reported as of March 10, 2016.  None of our shareholders has any different voting rights than any other shareholder.

Name and Address	Number of Shares		Percent of Shares Beneficially Owned (1)
Janus Capital Management LLC 151 Detroit Street Denver, Colorado 80206, USA	3,826,621	(2)	6.4%

Psagot Investment House Ltd. 14 Ahad Ha’am Street Tel Aviv 65142, Israel	3,645,806	(3)	6.1%

IDB Development Corporation Ltd. The Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel	3,481,910	(4)	5.9%

Massachusetts Financial Services Company 111 Huntington Avenue Boston, Massachusetts 02199	3,356,795	(5)	5.5%

Migdal Insurance & Financial Holdings Ltd. 4 Efal Street; P.O. Box 3063 Petach Tikva 49512, Israel	3,245,107	(6)	5.4%

Harel Insurance Investments & Financial Services Ltd. Harel House 3 Abba Hillel Street Ramat Gan 52118, Israel	3,198,207	(7)	5.4%

___________
(1)           Based upon 59,498,331ordinary shares issued and outstanding as of March 10, 2016.

(2)           This information is based upon a Schedule 13G filed by Janus Capital Management LLC with the SEC on February 16, 2016.

(3)           These securities are held for members of the public through, among others, portfolio accounts managed by Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., mutual funds managed by Psagot Mutual Funds Ltd., provident funds managed by Psagot Provident Funds and Pension Ltd., and pension funds managed by Psagot Pension (Haal) Ltd., according to the following segmentation: 1,671,758 ordinary shares are held by portfolio accounts managed by Psagot Securities Ltd., 1,132,461 ordinary shares are held by Psagot Exchange Traded Notes Ltd., 673,303 ordinary shares are held by provident funds managed by Psagot Provident Funds and Pension Ltd., 158,575 ordinary shares are held by mutual funds managed by Psagot Mutual Funds Ltd. (of this amount, 26,100 shares may also be considered beneficially owned by Psagot Securities Ltd., but are not included in the shares beneficially owned by Psagot Securities Ltd., as indicated above) and 9,709 ordinary shares are held by Psagot Insurance Company Ltd.  Each of the foregoing companies is a wholly-owned subsidiary of Psagot Investment House Ltd.   This information is based upon a Schedule 13G/A filed by Psagot Investment House Ltd. with the SEC on February 15, 2016.

(4)           Of these securities, IDB Development Corporation Ltd. (“IDB”) disclaims ownership of 3,479,410 ordinary shares reported as owned by Clal Insurance Enterprises Holdings Ltd. (“Clal”) and 2,500 ordinary shares are reported as held by Bayside Land Corporation Ltd., an indirect subsidiary of IDB. The 3,479,410 ordinary shares reported as beneficially owned by Clal (i) include 139,236 ordinary shares are beneficially held for its own account, and (ii) are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. This information is based upon a Schedule 13G/A filed by IDB and Clal with the SEC on February 16, 2016.

(5)           These securities consist of (i) American Depositary Shares that can be converted to ordinary shares and (ii) ordinary shares. This information is based upon a Schedule 13G/A filed by Massachusetts Financial Service Company with the SEC on February 11, 2016.

(6)            Of these securities, (i) 3,110,502 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Reporting Person, according to the following segmentation: 1,598,555 ordinary shares are held by profit-participating life assurance accounts, 1,164,822 ordinary shares are held by provident funds and companies that manage provident funds, and 347,125 ordinary shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 134,605 are beneficially held for their own account (Nostro account). This information is based upon a Schedule 13G filed by Migdal with the SEC on February 10, 2016.

(7)           Of these securities, (i) 2,893,491 ordinary shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Harel Insurance Investments & Financial Services Ltd. ("Harel"), each of which subsidiaries operates under independent management and makes independent voting and investment decisions; (ii) 172,610 ordinary shares are held by third-party client accounts managed by a subsidiary of Harel as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts and (iii) 132,106 ordinary shares are beneficially held for its own account. This information is based upon a Schedule 13G filed by Harel with the SEC on January 28, 2016.

As of March 10, 2016, we had approximately 44 registered ADS holders of record in the United States, with our ADS holders holding in total approximately 45% of our outstanding ordinary shares, as reported by JPMorgan Chase Bank, N.A., the depositary for our ADSs.

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

None.

Item 8.            Financial Information.

Consolidated Statements and Other Financial Information

See Item 18, “Financial Statements” in this annual report.

Legal Proceedings

From time to time we or our subsidiaries may be involved in legal proceedings and/or litigation arising in the ordinary course of our business. While the outcome of these matters cannot be predicted with certainty, we do not believe they will have a material effect on our consolidated financial position, results of operations, or cash flows.

We are not involved in any legal proceedings that we believe, individually or in the aggregate, will have a material adverse effect on our business, financial condition or results of operation, except as noted below.

Patent Lawsuit by NICE

On August 27, 2015, we initiated a lawsuit in the United States District Court for the District of Delaware by filing a complaint against ClickFox for infringement of NICE's U.S. Patent No. 8,976,955 (“the ‘955 patent”) entitled “System and method for tracking web interactions with real time analytics”. ClickFox moved to dismiss the complaint on October 26, 2015. Subsequently, we filed an amended complaint alleging infringement of additional claims of the 955 patent, and ClickFox filed a renewed motion to dismiss. The motion hearing is scheduled for April 2016. At this preliminary stage we are unable to evaluate the probability of a favorable or unfavorable outcome in this dispute.

Dispute under Sale Agreement

Following the divestiture of one of our business units, the buyer of such business unit made certain demands and allegations, claiming indemnification pursuant to the sale agreement between NICE and such buyer. The parties corresponded regarding these claims, and NICE has denied all demands and allegations made by the buyer. If the parties fail to reach a negotiated resolution, the buyer may initiate legal proceedings against NICE to enforce its indemnification claims. If such buyer is successful in such proceedings, it will result in a reduction of the consideration amount under the sale agreement within the discontinued operation. At this preliminary stage we cannot estimate the probability of a favorable or unfavorable outcome in this dispute.

Dividends

Our Board of Directors approved a dividend plan under which we intend to pay quarterly cash dividends to holders of our ordinary shares and ADRs subject to declaration by the Board. The annual dividend amount under the dividend plan is currently $0.64 per share, or $0.16 per share quarterly.  The total amount of dividends paid in 2015 was $0.64 per share. Under Israeli law, dividends may be paid only out of profits and other surplus (as defined in the law) as of our most recent financial statements or as accrued over a period of two years, whichever is higher, provided that there is no reasonable concern that the dividend distribution will prevent us from meeting our existing and foreseeable obligations as they come due.

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

Significant Changes

There are no significant changes that occurred since December 31, 2015, except as otherwise disclosed in this annual report and in the annual consolidated financial statements included in this annual report.

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

	ADSs
	High	Low
Annual
2011	38.49	27.17
2012	40.04	29.51
2013	42.12	33.63
2014	51.75	37.08
2015	68.38	47.95

Quarterly

Quarterly 2014
First Quarter	$45.00	$37.79
Second Quarter	46.07	37.08
Third Quarter	41.55	37.84
Fourth Quarter	51.75	38.60

Quarterly 2015
First Quarter	$61.92	$47.95
Second Quarter	68.38	58.15
Third Quarter	67.56	53.06
Fourth Quarter	64.92	54.54

Quarterly 2016
First Quarter (through March 22, 2016)	65.06	54.12

Monthly
September 2015	$61.32	$53.06
October 2015	62.50	54.54
November 2015	64.92	60.00
December 2015	63.00	56.55
January 2016	60.58	55.10
February 2016	63.62	54.12
March 2016 (through March 22, 2016)	65.06	59.34

On March 22, 2016, the last reported price of our ADSs was $64.05 per ADS.

JPMorgan Chase Bank, N.A. is the depositary for our ADSs.  Its address is 4 New York Plaza, Floor 12, New York, New York 10004.

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

	Ordinary Shares
	High		Low
	NIS	$	NIS	$
Annual

2011	139.00	37.45	97.25	27.12
2012	150.00	38.82	117.80	30.29
2013	149.10	42.21	122.10	33.27
2014	203.30	51.94	130.60	36.90
2015	262.6	68.76	189.4	47.95

Quarterly 2014
First Quarter	155.00	44.45	133.70	36.90
Second Quarter	158.70	45.71	130.60	37.73
Third Quarter	152.30	41.74	132.70	37.70
Fourth Quarter	203.30	51.94	145.20	38.85

Quarterly 2015
First Quarter	246.7	61.58	189.4	47.95
Second Quarter	262.6	68.76	228.8	58.25
Third Quarter	259.0	67.93	209.3	53.35
Fourth Quarter	252.0	64.86	211.1	54.99

Quarterly 2016
First Quarter (through March 22, 2016)	250.7	65.00	207.2	53.29
Monthly
September 2015	240.8	61.66	209.3	53.35
October 2015	241.9	62.30	211.1	54.99
November 2015	252.0	64.86	231.2	59.42
December 2015	244.3	62.85	217.6	56.27
January 2016	239.0	60.34	216.9	55.09
February 2016	249.5	63.08	207.2	53.29
March 2016 (through March 22, 2016)	250.7	65.00	233.2	59.88

As of 22, 2016, the last reported price of our ordinary shares on the TASE was NIS 245.7 (or $63.80) per share.

Item 10.         Additional Information.

Memorandum and Articles of Association

Organization and Register

We are a company limited by shares organized in the State of Israel under the Israeli Companies Law.  We are registered with the Registrar of Companies of the State of Israel and have the company number 52-0036872.

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

Subject to the Israeli Companies law, the Board may appoint a committee of the Board and delegate to such committee all or any of the powers of the Board, as it deems appropriate.  Under the Israeli Companies Law the Board of Directors must appoint an internal audit committee, comprised of at least three directors and including all of the outside directors.  The function of the internal audit committee is to review irregularities in the management of the Company’s business and recommend remedial measures.  The committee is also required, under the Israeli Companies Law, to approve certain related party transactions and to assess our internal audit system and the performance of our internal auditor.  Notwithstanding the foregoing, the Board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees.  The Board has appointed an internal audit committee which has three members, an audit committee which has five members, a compensation committee which has five members, a nominations committee which has two members and a mergers and acquisitions committee which has six members.  For more information on the Company’s committees, please see Item 6, “Directors, Senior Management and Employees—Board Practices” in this annual report.

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

Approval of Office Holder Compensation

Under the Israeli Companies Law, we are required to adopt a compensation policy, recommended by the compensation committee, and approved by the Board of Directors and the shareholders, in that order, at least once every three years.  Following the recommendation of our compensation committee and approval by our Board of Directors, our shareholders approved such compensation policy at our 2013 annual general meeting of shareholders held on August 27, 2013, and an amended compensation policy at our 2015 annual general meeting of shareholders held on July 9, 2015.  The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter (similar to the threshold described above). In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability - must comply with the company's compensation policy. Although NASDAQ rules generally require shareholder approval when an equity based compensation plan is established or materially amended, as a foreign company we follow the aforementioned requirements of the Israeli Companies Law.

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

We have undertaken to indemnify our directors and officers pursuant to applicable law. We have obtained directors' and officers' liability insurance for the benefit of our directors and officers.  The Company currently has a directors and officers liability insurance policy limited to $100 million (the “Policy”), at an annual premium of approximately $386,888. Our internal audit committee, Board of Directors, and shareholders have approved the Company’s “Side A” Difference in Conditions extension of the Policy, limited to an additional $25 million, which provides the directors and officers with personal asset protection in situations when other sources of insurance or indemnification fail or are not available (the “Extended Policy”). The Extended Policy portion is at an additional annual premium of approximately $54,112.

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

Not Applicable.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax on taxable income at the rate of 26.5% for the 2014 and 2015 tax years.  Following an amendment to the Ordinance, which came into effect on January 1, 2016, the corporate tax rate has been reduced to 25.0% for the 2016 tax year and for future tax years.  Israeli companies are generally subject to capital gains tax at the corporate tax rate.  However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (see below), may be considerably less.

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

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959, as amended.

We derive and expect to continue to derive significant tax benefits in Israel relating to our “Preferred Enterprise” programs, pursuant to the Law for Encouragement of Capital Investments, 1959, or the Investments Law.  To be eligible for these tax benefits, we must continue to meet certain conditions.  In the event of a failure to comply with these conditions, the benefits may be canceled and we may be required to refund the amount of the benefits, in whole or in part, including interest and certain inflation adjustments.  As of December 31, 2015, we believe that we are in compliance with all the conditions required by the law.

Income from sources other than the “Preferred Enterprises” will be taxable at regular corporate tax rates.

Benefits under the Preferred Enterprise regime include:

•
A reduced corporate tax rate for industrial enterprises, provided that more than 25% of their annual income is derived from export. In 2015, the reduced tax rate was 9% for preferred income derived from industrial facilities located in development area A and 16% for those located elsewhere in Israel. These tax rates are scheduled to remain at the same level for the 2016 tax year.

•	The reduced tax rates are no longer contingent upon making a minimum qualifying investment in productive assets.

•	A definition of “preferred income” was introduced into the Investments Law to include certain types of income that are generated by the Israeli production activity of a Preferred Enterprise.

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

Full details regarding our Preferred Enterprises may be found in Note 12(a)(1) of our Consolidated Financial Statements.

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

 As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year) (NIS 810,720 in 2015), will be subject to an additional tax, referred to as Income Surtax, at the rate of 2% on their taxable income for such tax year which is in excess of such threshold. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

Taxation of Non-Israeli Residents

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE provided such gains did not derive from a permanent establishment of such shareholders in Israel.  Non-Israeli residents are also exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock market outside of Israel, provided such shareholders did not acquire their shares prior to the issuer’s initial public offering (in which case a partial exemption may be available), that the gains did not derive from a permanent establishment of such shareholders in Israel.  However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Taxation of Israeli Residents

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends) or stock dividends. As of January 1, 2012, the tax rate applicable to such dividends is 25% or 30% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution. Dividends paid out of profits sourced from ordinary income are subject to withholding tax at the rate of 25% or 30%.  Dividends paid from income derived from our Approved and Privileged Enterprises are subject to withholding at the rate of 15%.  Dividends paid as of January 1, 2014 from income derived from our Preferred Enterprises will be subject to withholding at the rate of 20%. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

All dividend distributions to Israeli resident corporations whether sourced in ordinary income, freed “trapped profits” accruing from our Approved or Privileged Enterprises, or income from our Preferred Enterprises are not subject to a withholding tax.

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

U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. Federal income tax consequences that apply to U.S. holders (defined below) who hold ADSs as capital assets for tax purposes.  This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing final, temporary and proposed regulations thereunder, judicial decisions and published positions of the Internal Revenue Service and the U.S.-Israel income tax treaty in effect as of the date of this annual report, all of which are subject to change at any time (including changes in interpretation), possibly with retroactive effect.  It is also based in part on representations by JPMorgan Chase Bank, N.A., the depositary for our ADSs, and assumes that each obligation under the Deposit Agreement between us and JPMorgan Chase Bank, N.A. and any related agreement will be performed in accordance with its terms.  This summary does not address all U.S. Federal income tax matters that may be relevant to a particular prospective holder or all tax considerations that may be relevant with respect to an investment in ADSs.

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

Passive Foreign Investment Companies (“PFIC”)

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

As of December 31, 2015, we had outstanding currency option contracts to hedge payroll and facilities expenses, denominated in NIS, in the total amount of approximately $115 million. The fair value of those contracts was approximately $0.6 million.  These transactions were for a period of up to one year.

The following table details the balance sheet exposure (i.e., the difference between assets and liabilities) in our main foreign currencies, as of December 31, 2015, against the relevant functional currency.

	Functional currencies
	(In U.S. dollars in millions)
	USD	GBP	EUR	CAD	MXN	CHF	AUD	BRL	Other currencies
Foreign curren-cies
USD	-	22.7	14.5	1.6	0.1	(0.5)	1.1	(1.0)	-
GBP	26.6	-	1.0	-	-	0.1	-	-	-
EUR	(4.0)	25.0	-	-	-	(0.1)	-	-	-
CAD	1.6	2.2	1.2	-	-	-	-	-	-
AUD	1.9	0.3	0.5	-	-	-	-	-	-
MXN	1.9	-	-	-	-	-	-	-	-
CHF	0.7	0.6	-	-	-	-	-	-	-
JPY	(0.6)	-	-	-	-	-	-	-	-
INR	(0.6)	-	-	-	-	-	-	-	-
SGD	(3.5)	-	0.2	-	-	-	-	-	-
HKD	(3.0)	-	-	-	-	-	-	-	-
ILS	0.4	-	-	-	-	-	-	-	-
Other currencies	-	0.3	-	-	-	-	0.2	-	(1.7)

The table below presents the fair value of firmly committed transactions for lease obligations denominated in currencies other than the functional currency:

	New Israeli Shekel	Other currencies	Total
	(In U.S. dollars in millions)
Less than 1 year	6.24	0.08	6.32
1-3 years	9.99	0.04	10.03
3-5 years	9.99	-	9.99
Over 5 years	9.15	-	9.15
Total	35.37	0.12	35.49

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our investment in marketable securities and deposits.  Our marketable securities portfolio consists of investment-grade corporate debentures, U.S. Government agencies and U.S. treasuries.  As of December 31, 2015, 89% of our portfolio was in such securities.

We invest in dollar deposits with U.S. banks, European banks, Israeli banks and money market funds.  As of December 31, 2015, 11% of our portfolio was in such deposits.  Since these investments are for short periods, interest income is sensitive to changes in interest rates.

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

The average duration of the securities portfolio, as of December 31, 2015, is 2.5 years.  The securities in our marketable securities portfolio are rated generally as A- according to Standard and Poor’s rating or A3, according to Moody’s rating.  Securities representing 5% of the marketable securities portfolio are rated as AAA; securities representing 29% of the marketable securities portfolio are rated as AA; securities representing 61% of the marketable securities portfolio are rated as A; and securities representing 5% of the marketable securities portfolio are rated below A- after being downgraded during the last two years.

The table below presents the fair value of marketable securities which are subject to risk of changes in interest rate, segregated by maturity dates:

	Amortized Cost					Estimated fair value
	Up to 1 year	1-3 years	4-5 years	6-10 years	Total	Up to 1 year	1-3 years	4-5 years	6-10 years	Total
Corporate debentures	59.0	259.1	134.4	-	452.6	59.0	257.7	133.7	-	450.5
U.S. treasuries	-	-	-	7.0	7.0	-	-	-	6.8	6.8
U.S. govern-ment agencies	-	2.0	3.0	-	5.0	-	2.0	3.0	-	5.0
Total	59.0	261.1	137.4	7.0	464.6	59.0	259.7	136.7	6.8	462.3

Other risks and uncertainties that could affect actual results and outcomes are described in Item 3, “Key Information—Risk Factors” in this annual report.

Item 12.	Description of Securities Other than Equity Securities.

American Depositary Shares and Receipts

On April 6, 2015, we engaged JPMorgan Chase Bank, N.A. to act as Depositary for our ADSs and ADRs.  Prior to this time, The Bank of New York Mellon acted as the depositary.

Set forth below is a summary of certain provisions in relation to charges and other payments under the Deposit Agreement, as amended, among NICE, JPMorgan Chase Bank, N.A. as depositary (the "Depositary"), and the owners and holders from time to time of ADRs issued thereunder (the “Deposit Agreement”).  This summary is not complete and is qualified in its entirety by the Deposit Agreement, a form of which has been filed as Exhibit 1 to the Registration Statement on Form F-6 (Registration No. 333-203623) filed with the SEC on April 24, 2015.

Charges of the Depositary

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $0.05 for each ADS issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of $1.50 per ADR for transfers of certificated or direct registration ADRs;
•	a fee of up to $0.05 per ADS for any cash distribution made pursuant to the deposit agreement;
•
a fee of up to $0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•
a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary's or its custodian's compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	stock transfer or other taxes and other governmental charges;
•	cable, telex and facsimile transmission and delivery charges incurred at the request of an ADR holder in connection with the deposit or delivery of shares;
•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;
•
in connection with the conversion of foreign currency into U.S. dollars, the fees, expenses and other charges charged by JPMorgan Chase Bank, N.A. or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion; and

•	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage or execute any public or private sale of securities under the deposit agreement.

The depositary may generally refuse to provide services until it is reimbursed applicable amounts, including stock transfer or other taxes and other governmental charges, and is paid its fees for applicable services.

The fees and charges an ADR holder may be required to pay may vary over time and may be changed by us and by the depositary. Our ADR holders will receive prior notice of the increase in any such fees and charges.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Fees paid by the Depositary

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time.

From April 6, 2015 (the date that JPMorgan Chase Bank, N.A. was engaged as our depositary) to December 31, 2015, NICE received from the depositary $362,675 as reimbursement for its expenses incurred in relation to the maintenance and administration of the ADR program. During 2015 NICE also received reimbursement from The Bank of New York Mellon on account of 2014 and the relative part of 2015 in which it acted as depositary. Such reimbursement is for NICE’s expenses incurred in relation to the maintenance and administration of the ADR program during the relative part of 2014 and 2015 and totals approximately $248,227.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. Our management based its assessment on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, our management has concluded that, as of December 31, 2015, our internal control over financial reporting is effective.

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

Item 16C.      Principal Accountant Fees and Services.

Fees Paid to Independent Auditors

Fees billed or expected to be billed by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, and other members of Ernst & Young Global for professional services for each of the last two fiscal years were as follows:

Services Rendered	2014 Fees	2015 Fees
Audit (1)	$691,000	$676,865
Audit-related (2)	$72,000	$76,787
Tax (3)	$399,000	$146,645
Total	$1,162,000	$900,297

(1)
Audit fees are for audit services for each of the years shown in this table, including fees associated with the annual audit for 2015 (including audit in accordance with section 404 of the Sarbanes-Oxley Act) and certain procedures regarding our quarterly financial results submitted on Form 6-K, consultations concerning financial accounting and various accounting issues and performance of local statutory audits.

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

Item 16D.      Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.       Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

During 2015, we repurchased our ordinary shares as described in the table below.

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number (or approximately dollar value) of shares that may yet be purchased under the plans or programs
	(In U.S. dollars, except share amounts)

January 1 – January 31	3,417	47.99	3,417	23,401,540
February 1 - February 28	-	-	-	23,401,540
March 1 - March 31	122,601	59.73	122,601	16,078,382
April 1 - April 30	183,071	-	183,071	5,187,292
May 1 - May 31	-	-	-	105,187,292
June 1 - June 30	-	-	-	105,187,292
July 1 - July 31	-	-	-	105,187,292
August 1 - August 31	195,096	62.31	195,096	93,030,803
September 1 - September 30	298,054	59.84	298,054	75,196,688
October 1 - October 31	-	-	-	75,196,688
November 1 - November 30	134,068	62.52	134,068	66,814,194
December 1 - December 31	198,208	58.58	198,208	55,203,027
Total	1,134,515	60.26	1,134,515

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

On May 7, 2015, we announced that our Board of Directors authorized a program to repurchase up to $100 million of our issued and outstanding ordinary shares and ADRs. Repurchases may be made from time to time in the open market or in privately negotiated transactions and will be in accordance with applicable securities laws and regulations. The timing and amount of the repurchase transactions will be determined by management and may depend on a variety of factors, including market conditions, alternative investment opportunities and other considerations.  The program does not obligate us to acquire any particular amount of ordinary shares and ADRs and the program may be modified or discontinued at any time without prior notice.

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

1.2	Amended and Restated Articles of Association, as amended on July 9, 2015.
2.1
Form of Share Certificate (filed as Exhibit 4.1 to Amendment No. 1 to NICE-Systems Ltd.’s Registration Statement on Form F-1 (Registration No. 333-99640) filed with the SEC on December 29, 1995, and incorporated herein by reference).

2.2
Form of Deposit Agreement including Form of ADR Certificate (filed as Exhibit 1 to NICE-Systems Ltd.’s Registration Statement on Form F-6 (Registration No. 333-203623) filed with the SEC on April 24, 2015, and incorporated herein by reference).

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

4.3	NICE Systems Ltd. 2016 Share Incentive Plan.
4.4	NICE Systems Ltd. 2008 Share Incentive Plan, as amended (filed as Exhibit 99.1 to NICE’s Immediate Report on Form 6-K filed with the SEC on May 28, 2015, and incorporated herein by reference).
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

4.11
NICE System Ltd.’s Executives & Directors Compensation Policy (filed as Annex A in Exhibit 99.1 of NICE’s Immediate Report on Form 6-K filed with the SEC on June 1, 2015 and incorporated herein by reference).

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
101
The following financial information from NICE-Systems Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2015, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2015 and 2014; (ii) Consolidated Statements of Income for the years ended December 31, 2015, 2014 and 2013; (iii) Statements of Changes in Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2015, 2014, and 2013; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014, and 2013; and (v) Notes to Consolidated Financial Statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

NICE SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of NICE Systems Ltd. ("the Company") and its subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 23, 2016 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 23, 2016	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

NICE SYSTEMS LTD.

We have audited NICE Systems Ltd.'s ("the Company") internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) ("the COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015 and our report dated April 3, 2015 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 23, 2016	A Member of Ernst & Young Global

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2015	2014
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$325,931	$187,497
Short-term investments	99,195	65,744
Trade receivables (net of allowance for doubtful accounts of $ 5,315 and $ 4,900 at December 31, 2015 and 2014, respectively)	177,323	155,628
Prepaid expenses and other current assets	43,561	40,257
Current assets of discontinued operations	9,142	36,351

Total current assets	655,152	485,477

LONG-TERM ASSETS:
Long-term investments	403,249	246,721
Other long-term assets	17,175	18,921
Property and equipment, net	39,213	40,170
Deferred tax assets	14,130	18,853
Other intangible assets, net	69,582	109,799
Goodwill	651,112	659,657
Long-term assets of discontinued operations	-	53,354

Total long-term assets	1,194,461	1,147,475

Total assets	$1,849,613	$1,632,952

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2015	2014
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$11,719	$9,088
Deferred revenues and advances from customers	151,345	122,528
Accrued expenses and other liabilities	223,255	192,414
Current liabilities of discontinued operations	12,744	54,357

Total current liabilities	399,063	378,387

LONG-TERM LIABILITIES:
Accrued severance pay	17,952	18,830
Deferred tax liabilities	15,040	14,176
Long-term liabilities of discontinued operations	2,409	8,103

Total long-term liabilities	35,401	41,109

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital-
Ordinary shares of NIS 1 par value:
Authorized: 125,000,000 shares at December 31, 2015 and 2014; Issued: 71,158,401 and 69,749,722 shares at December 31, 2015 and 2014, respectively; Outstanding: 59,526,506 and 59,252,342 shares at December 31, 2015 and 2014, respectively	17,977	17,615
Additional paid-in capital	1,234,206	1,171,424
Treasury shares at cost - 11,633,783 and 10,499,268 Ordinary shares at December 31, 2015 and 2014, respectively	(445,021)	(376,637)
Accumulated other comprehensive loss	(24,205)	(10,546)
Retained earnings	632,192	411,600

Total shareholders' equity	1,415,149	1,213,456

Total liabilities and shareholders' equity	$1,849,613	$1,632,952

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2015	2014	2013
Revenues:
Products	$317,900	$289,560	$280,140
Services	608,967	582,435	541,375

Total revenues	926,867	871,995	821,515

Cost of revenues:
Products	66,363	63,919	69,335
Services	237,219	239,592	230,279

Total cost of revenues	303,582	303,511	299,614

Gross profit	623,285	568,484	521,901

Operating expenses:
Research and development, net	128,485	123,141	115,431
Selling and marketing	225,817	231,097	214,579
General and administrative	90,349	83,360	86,467
Amortization of acquired intangibles	12,528	19,157	29,438
Restructuring expenses	-	5,435	527

Total operating expenses	457,179	462,190	446,442

Operating income	166,106	106,294	75,459
Financial income and other, net	5,304	3,765	3,927

Income before taxes on income	171,410	110,059	79,386
Taxes on income	(30,832)	(9,909)	(26,915)

Net income from continuing operations	$140,578	$100,150	$52,471
Discontinued operations:
Gain on disposal and income (loss) from operations	152,459	4,965	4,294
Taxes on income	(34,206)	(2,040)	(1,490)

Net income on discontinued operations	118,253	2,925	2,804

Net income	$258,831	$103,075	$55,275

Basic earnings per share from continuing operations	$2.36	$1.69	$0.87
Basic earnings per share from discontinued operations	$1.99	$0.05	$0.05
Basic earnings per share	$4.35	$1.74	$0.92

Diluted earnings per share from continuing operations	$2.29	$1.64	$0.85
Diluted earnings per share from discontinued operations	$1.93	$0.05	$0.04
Diluted earnings per share	$4.22	$1.69	$0.89

Weighted average number of shares used in computing:
Basic earnings per share	59,552	59,362	60,388

Diluted earnings per share	61,281	60,895	61,830

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2015	2014	2013

Net income	$258,831	$103,075	$55,275

Other comprehensive income (loss), net of tax:

Change in foreign currency translation adjustment	(14,602)	(17,972)	4,906

Available- for- sale investments:
Change in net unrealized gains (losses)	(2,081)	259	(3,503)
Less - reclassification adjustment for net gains realized and included in net income	(32)	(16)	-

Net change (net of tax effect of ($338), $117, and ($ 519))	(2,113)	243	(3,503)

Cash flow hedges:
Change in unrealized gains	(954)	(6,770)	985
Less - reclassification adjustment for net gains realized and included in net income	4,010	1,552	(2,181)

Net change	3,056	(5,218)	(1,196)

Total other comprehensive income (loss)	(13,659)	(22,947)	207

Comprehensive income	$245,172	$80,128	$55,482

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Retained earnings	Total shareholders' equity

Balance as of January 1, 2015	$17,615	$1,171,424	$(376,637)	$(10,546)	$411,600	$1,213,456

Exercise of share options	362	26,736	-	-	-	27,098
Stock-based compensation	-	28,451	-	-	-	28,451
Excess tax benefit from share-based payment arrangements	-	7,595	-	-	-	7,595
Treasury shares purchased	-	-	(68,384)	-	-	(68,384)
Other comprehensive loss	-	-	-	(13,659)	-	(13,659)
Dividends paid ($ 0.64 per share)	-	-	-	-	(38,239)	(38,239)
Net income	-	-	-	-	258,831	258,831

Balance as of December 31, 2015	$17,977	$1,234,206	$(445,021)	$(24,205)	$632,192	$1,415,149

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Retained earnings	Total shareholders' equity

Balance as of January 1, 2014	$17,212	$1,112,367	$(283,851)	$12,401	$346,667	$1,204,796

Issuance of shares of ESPP	3	433	-	-	-	436
Exercise of share options	400	27,605	-	-	-	28,005
Stock-based compensation	-	29,814	-	-	-	29,814
Excess tax benefit from share-based payment arrangements	-	1,205	-	-	-	1,205
Treasury shares purchased	-	-	(92,786)	-	-	(92,786)
Other comprehensive loss	-	-	-	(22,947)	-	(22,947)
Dividends paid ($ 0.64 per share)	-	-	-	-	(38,142)	(38,142)
Net income	-	-	-	-	103,075	103,075

Balance as of December 31, 2014	$17,615	$1,171,424	$(376,637)	$(10,546)	$411,600	$1,213,456

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

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013

Cash flows from operating activities:

Net income	$258,831	$103,075	$55,275
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	57,964	73,349	91,355
Stock-based compensation	28,451	29,814	26,307
Equity in losses of affiliated company	537	565	-
Revaluation of earn out liability	-	(4,002)	-
Excess tax benefit from share-based payment arrangements	(7,595)	(1,205)	(1,172)
Accrued severance pay, net	104	(207)	(43)
Amortization of premium and discount and accrued interest on marketable securities	2,799	2,071	4,234
Deferred taxes, net	10,576	(27,785)	(17,275)
Changes in operating assets and liabilities:
Trade receivables, net	(56,363)	4,807	(34,569)
Prepaid expenses and other current assets	(1,482)	1,956	(1,612)
Trade payables	2,166	(13,781)	5,057
Accrued expenses and other liabilities	40,896	10,319	1,782
Deferred revenues	54,914	3,424	(4,551)
Gain on disposal of discontinued operations	(147,334)	-	-
Other	269	(131)	(513)

Net cash provided by operating activities	244,733	182,269	124,275

Cash flows from investing activities:

Purchase of property and equipment	(16,596)	(16,722)	(20,226)
Investment in marketable securities	(247,593)	(74,188)	(145,885)
Proceeds from maturity of marketable securities	65,123	43,411	162,521
Proceeds from sale and call of marketable securities	27,419	2,403	791
Proceeds from short-term bank deposits	-	107,327	54,422
Investment in short-term bank deposits	(40,000)	(69,500)	(60,500)
Payments for business acquisitions, net of cash acquired and investments in affiliates	(1,500)	(748)	(23,911)
Capitalization of software development costs	(1,380)	(908)	(1,038)
Proceeds upon the realization of investment in affiliate	-	-	683
Proceeds from sale of discontinued operations	186,134	-	-

Net cash used in investing activities	(28,393)	(8,925)	(33,143)

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013

Cash flows from financing activities:

Proceeds from issuance of shares upon exercise of options and ESPP	27,532	29,526	38,381
Purchase of treasury shares	(68,384)	(94,267)	(79,447)
Dividends paid	(38,239)	(38,142)	(29,010)
Excess tax benefit from share-based payment arrangements	7,595	1,205	1,172
Earn out payments related to acquisitions	(297)	(158)	(280)

Net cash used in financing activities	(71,793)	(101,836)	(69,184)

Effect of exchange rate changes on cash	(6,113)	(3,556)	(999)

Increase in cash and cash equivalents	138,434	67,952	20,949
Cash and cash equivalents at the beginning of the year	187,497	119,545	98,596

Cash and cash equivalents at the end of the year	$325,931	$187,497	$119,545

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Income taxes	$53,646	$32,854	$43,862

Interest	$107	$116	$336

Non-cash activities:

Net change in accrued liability with respect to treasury shares	$-	$(1,481)	$497

Net change in other receivables with respect to exercise of share options	$434	$1,085	$(1,320)

The accompanying notes are an integral part of the consolidated financial statements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	General:

NICE is a leading global enterprise software provider that enables organizations to improve customer experience, drive business performance, ensure compliance and fight financial crime. The Company helps companies understand their customers and predict their needs, optimize their workforce to drive greater efficiency, and identify suspicious behaviour to prevent financial crime. The Company does this by capturing customer interactions and transactions across multiple channels and sources. The Company then applies best-in-class analytics to this data to provide real-time insight and uncover intent. The Company solutions allow organizations to operationalize this insight and embed it within their workflows and daily business processes.

The Company operates in two areas: Customer Interactions Solutions and Financial Crime and Compliance Solutions.

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

During 2014, the Company has revalued the fair value of liability for earn out related to certain prior years’ acquisitions. As a result, an income of $4,002 was recorded within general and administrative expenses in the statement of income.

During 2015 and 2014, the Company didn’t record any acquisition related costs. During 2013 acquisition related costs amounted to $508, and were included mainly in general and administrative expenses.

c.	Discontinued operations

During 2015, the Company divested its Physical Security as well as its Cyber and Intelligence operations, which were a major part of the Security Solutions segment, to allow it to focus on its core markets as part of the execution of its long-term strategy.

On July 1, 2015 the Company completed the sale of the Cyber and Intelligence operation to Elbit Systems for a total consideration of $151,583, comprised of $111,583 in cash and $40,000 earn out based on future business performance.

The Cyber and Intelligence operation offers solutions which provide law enforcement agencies, intelligence organizations and signal intelligence agencies with tools for generating intelligence from communications.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

The sale resulted in a capital gain of $101,847, which was presented as part of the net income on discontinued operations in the consolidated statements of income for the year ended December 31, 2015.

On September 18, 2015, the Company completed the sale of the Physical Security operation to Battery Ventures for a total consideration of  $92,475, comprised of $74,551 in cash, note receivable of $2,924 and up to $15,000 earn out based on future business performance.

The Physical Security operation provides video surveillance technologies and capabilities to security-aware organizations.

The sale resulted in a gain of $45,487, which was presented as part of the net income on discontinued operations in the consolidated statements of income for the year ended December 31, 2015.

The carrying amount used in determining the gain on disposal of the operations included goodwill in the amount of $35,554. The amount of goodwill that was included in that carrying amount was based on the relative fair values of the disposed operations and the portion of the operation that was retained within the segment.

Following the sale, Physical Security's and Intelligence's results of operations and statement of financial position balances are disclosed as a discontinued operation, including the resulting gain from sales. All prior periods’ comparable results of operation, assets and liabilities have been retroactively included in discontinued operations.

The results of the discontinued operations including prior periods' comparable results, assets and liabilities which have been retroactively included in discontinued operations as separate line items in the statements of income and balance sheets are presented below:

	Year ended December 31,
	(* 2015	2014	2013

Revenue	$68,672	$139,644	$127,769
Cost of sales	26,956	72,073	65,333
Operating expenses	36,307	62,041	58,142

Operating income	5,409	5,530	4,294
Other expenses, net	284	565	-
Gain on disposal of the discontinued operations	147,334	-	-

Income before taxes on income	152,459	4,965	4,294
Taxes on income	34,206	2,040	1,490

Total net income on discontinued operations	$118,253	$2,925	$2,804

*)       Represent the results of the discontinued operations until their disposal.

Depreciation expense totaled $724, $1,058 and $1,244 for the years 2015, 2014 and 2013, respectively.

Amortization expense totaled $4,362, $1,804 and $2,799 for the years 2015, 2014 and 2013, respectively.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (cont.)

The major classes of assets and liabilities that were classified as discontinued operations were:

	Year ended December 31,
	2015	2014

Trade receivables	$5,224	$25,977
Prepaid expenses and other current assets	3,893	7,159
Long Term Investments	-	5,509
Severance pay fund	-	4,997
Deferred taxes	-	5,296
Goodwill	-	35,122
Other classes of assets	25	5,645

Total assets of discontinued operations	9,142	89,705

Trade payables	-	2,822
Accrued expenses and other liabilities	12,698	28,813
Deferred revenue	-	22,722
Accrued severance pay	-	5,463
Other classes of liabilities	2,455	2,640

Total liabilities of discontinued operations	$15,153	$62,460

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").

a.	Use of estimates:

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

Inventory write-downs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, and discontinued products and for market prices lower than cost, if any. At the point of the loss recognition, a new lower cost basis for that inventory is established. In addition, the Company records a liability for firm non-cancelable and unconditional purchase commitments with contract manufacturers for quantities in excess of the Company's future demands forecast consistent with its valuation of excess and obsolete inventory. Inventory write-downs for 2015, 2014 and 2013 were $1,896, $603 and $1,767, respectively, and have been included in cost of revenues.

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

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Other intangible assets, net:

Intangible assets are amortized over their estimated useful lives using the straight-line method, at the following weighted average annual rates:

%

Core technology	18
Customer relationships and distribution network	13
Capitalized software development costs (see m below)	33

i.	Impairment of long-lived assets:

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

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows to the carrying amount of the asset, an impairment charge is recorded for the excess of the carrying amount over fair value. In 2015, 2014 and 2013, no impairment charge was recognized.

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

The Company operates in operation-based segments, which also comprise its reporting units: Customer Interactions Solutions and Financial Crime and Compliance Solutions. During the fourth quarter of 2015 and 2014 the Company performed a qualitative assessment for its reporting units and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required.

During the fourth quarter of 2013 the Company performed qualitative assessment for the Customer Interactions Solutions reporting unit and concluded that the qualitative assessment did not result in a more likely than not indication of impairment. For the Financial Crime and Compliance Solutions reporting unit, the Company elected to bypass the qualitative assessment and proceeded directly to performing the first step of the goodwill impairment test.  The Company performed the first step of the quantitative goodwill impairment test and concluded that the fair value of the reporting unit exceeded its carrying value.

During the years 2015, 2014 and 2013, no impairment charge was recognized.

k.	Revenue recognition:

The Company generates revenues from sales of software products, services, which include support and maintenance, implementation, configuration, project management, consulting, training, hosting and SaaS, as well as hardware sales. The Company sells its products directly through its sales force and indirectly through a global network of distributors, system integrators and strategic partners, all of whom are considered end-users.

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

For arrangements that contain both software and non-software components that function together to deliver the products' essential functionality, the Company allocates revenue to each element based on its relative selling price. In such circumstances, the accounting principles establish a hierarchy to determine the selling price to be used for allocating revenue to deliverables. The selling price for a deliverable is based on its VSOE, if available, third party evidence ("TPE"), if VSOE is not available, or best estimated selling price ("BESP"), if neither VSOE nor TPE are available. The Company establishes VSOE of fair value using the price charged for a deliverable when sold separately. When VSOE cannot be established, the Company attempts to establish fair value of each element based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, the Company's go-to-market strategy differs from that of its peers and the Company's offerings contain a significant level of differentiation such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, the Company is unable to reliably determine what similar competitor products' selling prices are on a standalone basis. Therefore, the Company is typically not able to determine TPE. The BESP price is established considering several external and internal factors including, but not limited to, historical sales, pricing practices and geographies in which the Company offers its products. The determination of the BESP is subject to discretion.

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

To assess the probability of collection for revenue recognition, the Company has a credit policy that determines the credit limit that reflects an amount that is deemed probably collectible for each customer.  These credit limits are reviewed and revised periodically on the basis of new customer financial statements information, credit insurance data and payment performance.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company maintains a provision for product returns which is estimated based on the Company's past experience and is deducted from revenues. As of December 31, 2015 and 2014, the provision for product returns amounted to $3,281 and $1,990, respectively.

Deferred revenues and advances from customers include advances and payments received from customers, for which revenue has not yet been recognized.

l.	Research and development and software development costs:

Research and development costs (net of grants) incurred in the process of software production are charged to expenses as incurred. Certain software development costs are capitalized under ASC 985-20, Costs of Software to be Sold, Leased or Marketed, and under ASC350-40, Internal-Use Software.

Costs incurred to develop software to be sold are capitalized after technological feasibility is established. Based on the Company's product development process, technological feasibility is established upon completion of a detailed program design. During the years ended on December 31, 2015, 2014 and 2013 the Company capitalized costs incurred to develop software to be sold in the amounts of $0, $356 and $445, respectively.

For SaaS offerings within a cloud-based IT environment, the Company capitalizes costs incurred during the application development stage. Costs related to preliminary project activities and post implementation activities are expensed as incurred. During the years ended on December 31, 2015, 2014 and 2013 the Company capitalized costs related to SaaS offerings in the amounts of $1,380, $0 and $0 respectively.

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

The Company's trade receivables are derived from sales to customers located primarily in North America, EMEA and APAC. The Company performs ongoing credit evaluations of its customers and insures certain of its receivables with a credit insurance company. A general allowance for doubtful accounts is provided, based on the length of time the receivables are past due.

The Company's marketable securities include investment in corporate debentures, U.S. Treasuries and U.S government agencies. The Company's investment policy limits the amount that the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

The Company entered into forward contracts, and option contracts intended to protect cash flows resulting from payroll and facilities related expenses against the volatility in value of forecasted non-dollar currency. The derivative instruments hedge a portion of the Company's non-dollar currency exposure. See Note 10.

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

The Company's agreements with employees in Israel, who joined the Company since May 1, 2009, are in accordance with Section 14 of the Severance Pay Law, 1963, whereas, the Company's contributions for severance pay shall be instead of its severance liability. Upon contribution of the full amount of the employee's monthly salary, and release of the policy to the employee, no additional calculations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as they are legally released from obligation to employees once the deposit amounts have been paid.

The Company also has other liabilities for severance pay in other jurisdictions.

Severance pay expense for 2015, 2014 and 2013 amounted to $8,936, $11,229 and $9,131, respectively.

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 6% of their eligible compensation, but generally not greater than annual payment of $18 in 2015, $17.5 in 2014 and 2013 (for certain employees over 50 years of age the maximum annual contribution is $24 in 2015, and $23 per year in 2014 and 2013) of their total annual compensation to the plan through salary deferrals, subject to IRS limits. The Company matches 50% of employee contributions to the plan up to a limit of 6% of their eligible compensation. In the years 2015, 2014 and 2013, the Company recorded an expense for matching contributions in the amount of $4,310, $3,922 and $3,791, respectively.

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

The weighted average number of shares related to outstanding anti-dilutive options excluded from the calculations of diluted net earnings per share was 561,621, 743,100 and 586,367 for the years 2015, 2014 and 2013, respectively.

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

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model, which requires a number of assumptions: the expected volatility is based upon actual historical stock price movements; the expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding; the risk-free interest rate is based on the yield from U.S. Federal Reserve zero-coupon bonds with an equivalent term; and the expected dividend rate (an annualized dividend yield) is based on the per share dividend declared by the Company's Board of Directors. For information on the Company's dividend payments, see Note 13e.

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

The Company's marketable securities and foreign currency derivative contracts are classified within Level 2 (see Notes 3 and 10).

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

Advertising expenses are charged to expense as incurred. Advertising expenses for the years 2015, 2014 and 2013 were $7,986 $7,827 and $8,778, respectively.

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

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following tables show the components of accumulated other comprehensive income, net of taxes, as of December 31, 2015 and 2014:

	Year ended December 31, 2015
	Unrealized gains (losses) on marketable securities		Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total

Beginning balance		$183	$(3,625)	$(7,104)	$(10,546)

Other comprehensive income (loss) before reclassifications		(2,081)	(954)	(14,602)	(17,637)
Amounts reclassified from accumulated other comprehensive income		(32)	4,010	-	3,978

Net current-period other comprehensive income (loss)		(2,113)	3,056	(14,602)	(13,659)

Ending balance	$	(1,930)	$(569)	$(21,706)	$(24,205)

	Year ended December 31, 2014
	Unrealized gains (losses) on marketable securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total

Beginning balance	$(60)	$1,593	$10,868	$12,401

Other comprehensive income (loss) before reclassifications	259	(6,770)	(17,972)	(24,483)
Amounts reclassified from accumulated other comprehensive income	(16)	1,552	-	1,536

Net current-period other comprehensive income (loss)	243	(5,218)	(17,972)	(22,947)

Ending balance	$183	$(3,625)	$(7,104)	$(10,546)

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	Recently issued accounting standards:

In April 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. ASU 2014-08 states that only disposals representing strategic shifts in operations that have, or will have, a major effect on an entity's operations should be reported as discontinued operations when any of the following occurs: the component of an entity or group of components of an entity is classified as held for sale, the component of an entity or group of components of an entity is disposed of by sale, or the component of an entity or group of components of an entity is disposed of other than by sale. A strategic shift could include a disposal of (i) a separate major line of business, (ii) a separate major geographic area of operations, (iii) a major equity method investment, or (iv) other major parts of an entity. ASU 2014-08 is effective for annual periods beginning on or after December 15, 2014, which is effective for the Company for the year ended December 31, 2015.  The Company has considered the sale of Cyber and Intelligence and Physical Security operations as a strategic shift and accordingly implemented this guidance on its consolidated financial position and results of operations.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 allows the Company to use either of two methods: (i) retrospective application of ASU 2014-09 to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective application of ASU 2014-09 with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. In August 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers (Topic 606),” which defers the effective date of ASU 2014-09 by one year to fiscal years beginning after December 15, 2017 (our fiscal year 2018), including interim periods within that reporting period.  The Company is currently in the process of evaluating the impact of the adoption of the update on its consolidated financial statements, implementing accounting system changes related to the adoption and considering additional disclosures requirements.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, related to balance sheet classification of deferred taxes. The ASU requires that deferred tax assets and liabilities be classified as noncurrent in the statement of financial position, thereby simplifying the current guidance that requires an entity to separate deferred assets and liabilities into current and noncurrent amounts. The ASU will be effective beginning in the first quarter of fiscal year 2018, though early adoption is permitted. The Company has early-adopted the ASU as of December 31, 2015 and its statement of financial position as of this date reflects the revised classification of current deferred tax assets and liabilities as noncurrent. There is no other impact on the Company’s financial statements of early-adopting the ASU. As a result of the adoption of ASU 2015-17, the Company made the following adjustments to the 2014 balance sheet: a $20,958 decrease to current deferred tax assets, a $11,819 increase to noncurrent deferred tax asset, a $33 decrease to current deferred tax liability, and a decrease of $9,106 million to noncurrent deferred tax liability.

NOTE 3:-	SHORT-TERM AND LONG-TERM INVESTMENTS

Short-term and long-term investments include marketable securities in the amount of $462,298 and $312,465 as of December 31, 2015 and 2014, respectively and short-term bank deposits in the amounts of $40,146 and $0 as of December 31, 2015 and 2014, respectively.

The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of available-for-sale marketable securities as of December 31, 2015 and 2014:

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Estimated fair value
	December 31,		December 31,		December 31,		December 31,
	2015	2014	2015	2014	2015	2014	2015	2014
Level 2:
Corporate debentures	$452,556	$305,046	$267	$1,326	$2,338	$711	$450,485	$305,661
U.S. Agencies	4,999	-	3	-	2	-	5,000	-
U.S. Treasuries	7,010	7,011	-	-	197	207	6,813	6,804

	$464,565	$312,057	$270	$1,326	$2,537	$918	$462,298	$312,465

The scheduled maturities of available-for-sale marketable securities as of December 31, 2015 were as follows:

	Amortized	Estimated
	cost	fair value

Due within one year	58,998	59,049
Due after one year through five years	398,557	396,436
Due after six years through ten years	7,010	6,813

	464,565	462,298

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	SHORT-TERM AND LONG-TERM INVESTMENTS (Cont.)

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values as of December 31, 2015 and 2014 were as indicated in the following tables:

	December 31, 2015
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Corporate debentures	$242,545	$(1,750)	$113,581	$(588)	$356,126	$(2,338)
U.S. Agencies	1,997	(3)	-	-	1,997	(3)
U.S. treasuries	-	-	6,813	(196)	6,813	(196)

	$244,542	$(1,753)	$120,394	$(784)	$364,936	$(2,537)

	December 31, 2014
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Corporate debentures	$47,575	$(189)	86,950	$(522)	$134,525	$(711)
U.S. treasuries	-	-	6,804	(207)	6,804	(207)

	$47,575	$(189)	$93,754	$(729)	$141,329	$(918)

NOTE 4:-	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2015	2014

Government authorities	$21,821	$18,082
Interest receivable	2,597	1,782
Prepaid expenses	10,385	11,084
Inventories	6,198	6,969
Other	2,560	2,340

	$43,561	$40,257

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	OTHER LONG-TERM ASSETS

	December 31,
	2015	2014

Severance pay fund	$15,857	$17,246
Long-term deposits	1,318	1,675

	$17,175	$18,921

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2015	2014
Cost:
Computers and peripheral equipment	$118,326	$109,266
Office furniture and equipment	8,537	11,355
Leasehold improvements	29,106	28,809

	155,969	149,430
Accumulated depreciation:
Computers and peripheral equipment	95,056	86,794
Office furniture and equipment	6,372	8,684
Leasehold improvements	15,328	13,782

	116,756	109,260

Depreciated cost	$39,213	$40,170

Depreciation expense totaled $15,575, $17,688 and $16,619 for the years 2015, 2014 and 2013, respectively.

The Company recorded a reduction of $9,615 and $2,211 to the cost and accumulated depreciation of fully depreciated equipment and leasehold improvements no longer in use for the years ended December 31, 2015 and 2014, respectively.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	OTHER INTANGIBLE ASSETS, NET

a.	Definite-lived other intangible assets:

	December 31,
	2015	2014
Original amounts:
Core technology	$257,434	$262,065
Customer relationships and distribution network	182,768	185,488
Capitalized software development costs	7,829	6,516
Trademarks	12,252	12,542
Covenant not to compete	9,981	10,119

	470,264	476,730
Accumulated amortization:
Core technology	210,627	186,726
Customer relationships and distribution network	161,863	151,948
Capitalized software development costs	5,959	5,596
Trademarks	12,252	12,542
Covenant not to compete	9,981	10,119

	400,682	366,931

Other intangible assets, net	$69,582	$109,799

b.	Amortization expense amounted to $40,055, $50,738 and $67,566 for the years ended December 31, 2015, 2014 and 2013, respectively.

c.
The Company recorded a reduction of $0 and $3,270 to the original amounts and accumulated amortization of fully amortized other intangible assets for the years ended December 31, 2015 and 2014, respectively.

d.	Estimated amortization expense:

For the year ended December 31,

2016	31,494
2017	26,059
2018	7,309
2019	4,384
2020	336

69,582

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	GOODWILL

Following the disposal of certain Security Solutions segment operations, as described on Note 1c, the changes in the carrying amount of goodwill allocated to reportable segments, for the years ended December 31, 2015 and 2014 are as follows:

	Year ended December 31, 2015
	Customer Interactions Solutions	Financial Crime and Compliance Solutions	Total

As of January 1, 2015	$392,228	$267,429	$659,657

Functional currency translation adjustments	(7,420)	(1,125)	(8,545)

As of December 31, 2015	$384,808	$266,304	$651,112

	Year ended December 31, 2014
	Customer Interactions Solutions	Financial Crime and Compliance Solutions	Total

As of January 1, 2014	$401,345	$268,821	$670,166
Functional currency translation adjustments	(9,117)	(1,392)	(10,509)

As of December 31, 2014	$392,228	$267,429	$659,657

NOTE 9:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2015	2014

Employees and payroll accruals	$109,995	$82,113
Accrued expenses	61,958	46,872
Government authorities	50,001	57,849
Other	1,301	5,580

	$223,255	$192,414

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	DERIVATIVE INSTRUMENTS

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

	Notional amount		Fair value
	December 31,		December 31,
	2015	2014	2015	2014
Level 2:
Option contracts to hedge payroll expenses	$110,000	$102,450	$(566)	$(4,133)
Option contracts to hedge facilities expenses	5,018	5,837	1	19

	$115,018	$108,287	$(565)	$(4,114)

The Company currently hedges its exposure to the variability in future cash flows for a maximum period of one year. As of December 31, 2015, the Company expects to reclassify all of its unrealized gains and losses from accumulated other comprehensive income to earnings during the next twelve months.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	DERIVATIVE INSTRUMENTS (Cont.)

The fair value of the Company's outstanding derivative instruments at December 31, 2015 and 2014 is summarized below:

		Fair value of derivative instruments
		December 31,
	Balance sheet line item	2015	2014
Derivative assets:
Foreign exchange option contracts	Other receivables and prepaid expenses	$1	$19

Derivative liabilities:
Foreign exchange option contracts	Accrued expenses and other liabilities	$(566)	$(4,133)

The effect of derivative instruments in cash flow hedging relationship on income and other comprehensive income for the years ended December 31, 2015, 2014 and 2013 is summarized below:

	Amount of gain (loss) recognized in OCI on derivative (effective portion)
	Year ended December 31,
	2015	2014	2013
Derivatives in cash flow hedging relationship:
Foreign exchange option contracts	$954	$6,770	$(5,296)
Foreign exchange forward contracts	-	-	4,311

	$954	$6,770	$(985)

Derivative in foreign exchange cash flow hedging relationship:

		Amount of gain (loss) reclassified from OCI into income (expenses) (effective portion)
		Year ended December 31,
	Statements of income line item	2015	2014	2013
Option contracts	Cost of revenues, operating expenses and discontinued operations	$4,010	$1,552	$(6,491)
Forward contracts	Financial income	-	-	4,310

		$4,010	$1,552	$(2,181)

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company leases office space, office equipment and various motor vehicles under operating leases.

1.	The Company's office space and office equipment are rented under several operating leases.

Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, were as follows:

2016	$14,883
2017	12,438
2018	11,420
2019	9,034
2020	8,569
2021 and thereafter	11,201

$67,545

Rent expenses for the years 2015, 2014 and 2013 were approximately $ 15,880, $ 18,594 and $ 18,218, respectively.

2.	The Company leases its motor vehicles under cancelable operating lease agreements.

The minimum payment under these operating leases, upon cancellation of these lease agreements was $ 1,035 as of December 31, 2015.

Lease expenses for motor vehicles for the years 2015, 2014 and 2013 were $ 5,103, $ 3,774 and $ 3,959, respectively.

b.	Other commitments:

The Company is obligated under certain agreements with its suppliers to purchase goods and, under an agreement with its manufacturing subcontractor, to purchase projected inventory and excess inventory. Non-cancelable obligations, net of provisions, as of December 31, 2015, were $555. These obligations are expected to be fulfilled during 2015.

The Company is also obligated under certain agreements with its suppliers to purchase licenses and hosting services. These non-cancelable obligations as of December 31, 2015, were $18,148.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Legal proceedings:

1.
Following the divestiture of one of the Company business units, the buyer of such business unit made certain demands and allegations, claiming indemnification pursuant to the sale agreement between the Company and such buyer. The parties corresponded regarding these claims, and the Company has denied all demands and allegations made by the buyer. If the parties fail to reach a negotiated resolution, the buyer may initiate legal proceedings against the Company to enforce its indemnification claims. If such buyer is successful in such proceedings, it will result in a reduction of the consideration under the sale agreement within the discontinued operation. At this preliminary stage the Company cannot estimate the probability of a favorable or unfavorable outcome in this dispute.

2.
From time to time the Company or its subsidiaries may be involved in legal proceedings and/or litigation arising in the ordinary course of business. While the outcome of these matters cannot be predicted with certainty, the Company does not believe it will have a material effect on its consolidated financial position, results of operations, or cash flows.

NOTE 12:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax:

Commencing 2012, NICE and its Israeli subsidiary elected the Preferred Enterprise regime to apply under the Law for the Encouragement of Capital Investment (the “Investment Law”). The Company's entire preferred income is subject to the tax rates as follows: 2013 – 12.5%, 2014 and thereafter - 16%. The election is irrevocable.

Income not eligible for Preferred Enterprise benefits is taxed at a regular rate, which was 26.5% in 2015 and 2014 and 25% for 2013. In January 2016, the Amendment of the Income Tax Ordinance (No. 216), 2016, was published and set the reduction of the corporate tax, starting in 2016 and onward, from 26.5% to 25%.

Prior to 2012, most of the Company’s and its Israeli subsidiary's income was exempt from tax or subject to reduced tax rates under the Investment Law. Upon distribution of exempt income, the distributing company was subject to corporate reduced tax rates ordinarily applicable to such income under the Investment Law. Reduced income under the Investment Law including the Preferred Enterprise Regime will be freely distributable as dividends, subject to a 15%-20% withholding tax (or lower, under an applicable tax treaty). However, upon the distribution of a dividend from Preferred Income to an Israeli company, no withholding tax will be remitted.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

Pursuant to a temporary tax relief initiated by the Israeli government, a company that elected by November 11, 2013 to pay a reduced corporate tax rate as set forth in the temporary tax relief with respect to undistributed exempt income generated under the Investment Law accumulated by the company until December 31, 2011 is entitled to distribute a dividend from such income without being required to pay additional corporate tax with respect to such dividend. A company that has so elected must make certain qualified investments in Israel over five-year period. A company that has elected to apply the temporary tax relief cannot withdraw from its election. The election did not require the actual distribution of these previously tax-exempted earnings.

In September 2013, the Company made the election and duly released all of NICE and its Israeli subsidiary’s tax-exempted income through 2011 related to their various pre 2012 programs under the Investment Law.  As a result of the election and the related settlement of a routine multi-year tax audit, the Company recorded an expense of $19,200 and paid an amount of approximately $32,000. The Company has also committed to make certain investments in "industrial projects" (as defined in the Law) no later than December 31, 2017. The Company believes that this commitment has already been fulfilled during 2013 as part of its existing investment plans. Further to the election, NICE no longer has a tax liability upon future distributions of its tax-exempted earnings, while the Israeli subsidiary has a tax liability upon future distributions only with respect to its 2012 tax-exempted earnings.

2.	Foreign Exchange Regulations:

Under the Foreign Exchange Regulations, NICE and its Israeli subsidiary calculate their tax liability in U.S. Dollars according to certain orders. The tax liability, as calculated in U.S. Dollars is translated into New Israeli Shekels according to the exchange rate as of December 31st of each year.

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

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence. The Company’s consolidated tax rate depends on the geographical mix of where its profits are earned. Primarily, the Company’s U.S. subsidiaries are subject to federal and state income taxes of approximately 37% and its subsidiaries in the U.K. are subject to corporation tax at a rate of approximately 20%. Neither Israeli income taxes, foreign withholding taxes nor deferred income taxes were provided in relation to undistributed earnings of the Company's foreign subsidiaries. This is because the Company has the intent and ability to reinvest these earnings indefinitely in the foreign subsidiaries and therefore those earnings are continually redeployed in those jurisdictions. As of December 31, 2015, the amount of undistributed earnings of non-Israeli subsidiaries, which is considered indefinitely reinvested, was $247,301 with a corresponding unrecognized deferred tax liability of $51,709. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

c.	Net operating loss carryforward:

As of December 31, 2015, certain subsidiaries had tax loss carry-forwards totaling approximately $86,600 which can be carried forward and offset against taxable income with expiration dates ranging from 2016 and onwards. Approximately $67,300 of these carry-forward tax losses have no expiration date. The balance expires between 2016 and 2032.

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

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2015	2014
Deferred tax assets:
Net operating losses carryforward and tax credits	$16,809	$19,351
Share based payments	8,958	8,808
Research and development costs	3,562	11,939
Reserves, allowances and other	5,272	10,013

Deferred tax assets before valuation allowance	34,601	50,111
Valuation allowance	(7,347)	(7,981)

Deferred tax assets	27,254	42,130

Deferred tax liabilities:
Acquired intangibles	(28,164)	(37,453)

Deferred tax assets (liabilities), net	$(910)	$4,677

	December 31,
	2015	2014

Long-term deferred tax assets	$14,130	$18,853
Long-term deferred tax liabilities	(15,040)	(14,176)

Deferred tax assets (liabilities), net	$(910)	$4,677

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from tax loss carry forwards and other reserves and allowances due to uncertainty concerning realization of these deferred tax assets.

e.	A reconciliation of the Company's effective tax rate to the statutory tax rate in Israel is as follows:

	Year ended December 31,
	2015	2014	2013

Income before taxes on income, as reported in the consolidated statements of income	$171,410	$110,059	$79,386

Statutory tax rate in Israel	26.5%	26.5%	25%
Approved, Privileged and Preferred Enterprise benefits *)	(6.1)%	(4.1)%	11.8%
Changes in valuation allowance	(0.4)%	(2.2)%	(1.0)%
Earnings taxed under foreign law	(4.0)%	(4.8)%	(13.8)%
Tax Settlements and other adjustments	1.1%	(7.0)%	10.4%
Other	0.9%	0.6%	1.5%

Effective tax rate	18.0%	9.0%	33.9%

*)
The effect of the benefit resulting from the "Approved, Privileged and Preferred Enterprise" status (including the expense related to the election to release previously tax-exempted earnings under the Order described in Note 12(a)(1) above) on net earnings per ordinary share is as follows:

	Year ended December 31,
	2015	2014	2013

Basic	$0.18	$0.08	$(0.16)

Diluted	$0.17	$0.07	$(0.15)

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

f.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2015	2014	2013

Domestic	$122,952	$67,192	$53,270
Foreign	48,458	42,867	26,116

	$171,410	$110,059	$79,386

g.	Taxes on income are comprised as follows:

	Year ended December 31,
	2015	2014	2013

Current	$23,978	$37,694	$44,200
Deferred	6,854	(27,785)	(17,285)

	$30,832	$9,909	$26,915

Domestic	$24,812	$2,337	$29,410
Foreign	6,020	7,572	(2,495)

	$30,832	$9,909	$26,915

Of which:

	Year ended December 31,
	2015	2014	2013

Domestic taxes:
Current	$14,860	$16,351	$30,530
Deferred	9,952	(14,014)	(1,120)

	$24,812	$2,337	$29,410
Foreign taxes:
Current	$9,118	$21,343	$13,670
Deferred	(3,098)	(13,771)	(16,165)

	$6,020	$7,572	$(2,495)

Taxes on income	$30,832	$9,909	$26,915

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

h.	Uncertain tax positions:

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2015	2014

Uncertain tax positions, beginning of year	$18,561	$33,158
Increases in tax positions for prior years	110	2,521
Increases in tax positions for current year	5,085	5,277
Settlements	(2,173)	(20,887)
Expiry of the statute of limitations	(3,347)	(1,508)

Uncertain tax positions, end of year	$18,236	$18,561

All the Company's unrecognized tax benefits would, if recognized, reduce the Company's annual effective tax rate. The Company has further accrued $239 due to interest related to uncertain tax positions as of December 31, 2015.

During 2015, prior tax years in the US and the United Kingdom were closed by way of the expiration of the statute of limitations and settlements reached with those tax authorities through routine tax audits.  The Israeli subsidiary is currently in the process of routine Israeli income tax audits for the tax years 2012 through 2013. As of December 31, 2015, the Company is still subject to further Israeli income tax audits for the tax years of 2013 through 2015, to U.S. federal income tax audits for the tax years of 2012 through 2015 and to other income tax audits for the tax years of 2010 through 2015.

NOTE 13:-	SHAREHOLDERS' EQUITY

a.	The ordinary shares of the Company are traded on the Tel-Aviv Stock Exchange and its American Depositary Shares ("ADS's") are traded on NASDAQ.

b.	Share option plans:

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

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

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

Pursuant to the terms of the acquisitions of Actimize Ltd., e-Glue Software Technologies Inc., Fizzback, Merced and Causata, the Company assumed or replaced unvested options, Restricted Stock Awards ("RSAs") and Restricted Stock Units ("RSUs") and converted them or replaced them with NICE options, RSAs and RSUs, as applicable, based on an agreed exchange ratio. Each assumed or replaced option, RSA and RSU is subject to the same terms and conditions, including vesting, exercisability and expiration, as originally applied to any such option, RSA and RSU immediately prior to the acquisition.

The fair value of the Company's stock options granted to employees and directors for the years ended December 31, 2015, 2014 and 2013 was estimated using the following assumptions:

	2015	2014	2013

Expected volatility	23.02%-27.55%	27.47%-28.08%	27.5%-30.0%
Weighted average volatility	25.17%	27.72%	28.8%
Risk free interest rate	0.76%-1.18%	0.8%-1.2%	0.4%-0.9%
Expected dividend	0%-1.29%	0%-1.61%	0%-1.7%
Expected term (in years)	3.5-3.5	3.4	3.3-3.4

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of the Company's stock options activity and related information for the year ended December 31, 2015, is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2015	3,580,793	23.54	4.39	97,061
Granted	865,801	28.47
Exercised	(1,108,649)	24.38
Forfeited	(575,224)	23.19
Cancelled	(11,137)	15.47

Outstanding at December 31, 2015	2,751,584	24.59	4.19	90,058

Exercisable at December 31, 2015	849,528	25.50	3.25	27,030

The weighted-average grant-date fair value of options granted during the years 2015, 2014 and 2013 was $32.58, $19.69 and $18.24, respectively.

The total intrinsic value of options exercised during the years 2015, 2014 and 2013 was $40,519, $ 35,028 and $24,949, respectively.

The options outstanding under the Company's stock option plans as of December 31, 2015 have been separated into ranges of exercise price as follows:

					Weighted
	Options	Weighted		Options	average
	outstanding	average	Weighted	exercisable	exercise
	as of	remaining	average	as of	price of
Ranges of	December 31,	contractual	exercise	December 31,	options
exercise price	2015	term	price	2015	exercisable
		(Years)	$		$

$0.26	1,080,208	4.42	0.26	237,165	0.26
$0.69	6,361	3.69	0.69	6,361	0.69
$4.24-6.00	3,381	0.48	5.16	3,381	5.16
$6.87-9.64	736	2.57	9.08	736	9.08
$10.69-15.96	14,422	2.98	16.61	14,422	13.61
$17.72-26.09	9,552	2.53	20.88	9,552	20.88
$28.21-40.32	1,188,524	3.63	36.72	562,911	35.88
$49.08-65.41	448,400	5.26	52.00	15,000	65.41

	2,751,584	4.19	24.59	849,528	25.50

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of the Company's Restricted Stock Awards ("RSA") and the Company's Restricted Stock Units ("RSU") activities and related information for the year ended December 31, 2015, is as follows:

Number of RSU & RSA*

Outstanding at January 1, 2015	771,565
Issued	376,367
Vested	(300,030)
Forfeited	(94,697)

Outstanding at December 31, 2015	753,205

*)	NIS 1 par value which represents approximately $0.26

As of December 31, 2015, there was approximately $50,227 of unrecognized compensation expense related to non-vested stock options and restricted stock awards, expected to be recognized up to four years.

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2015, 2014 and 2013, was comprised as follows:

	Year ended December 31,
	2015	2014	2013

Cost of revenues	$3,712	$4,472	$4,421
Research and development, net	2,161	2,483	2,795
Selling and marketing	11,266	12,361	9,383
General and administrative	10,521	9,224	8,449

Total stock-based compensation expenses	$27,660	$28,540	$25,048

c.	Employee Stock Purchase Plan:

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

During 2014 and 2013, employees purchased 11,196 and 23,478 shares at average prices of $0, $38.91 and $33.36 per share, respectively.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

d.	Treasury shares:

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

On February 13, 2013, the Company announced that the Board of Directors had approved a dividend policy under which the Company intended to pay quarterly cash dividends to holders of its ordinary shares and ADRs subject to declaration by the Board. Under Israeli law, dividends may be paid only out of total accumulated retained profits and other surplus (as defined in the law) as of the most recent financial statements or as accrued over a period of the last two years, whichever is higher, provided that there is no reasonable concern that the dividend distribution will prevent the Company from meeting its existing and foreseeable obligations as they come due. Dividends are generally declared and paid in U.S. dollars, although the Company may pay such dividends in Israeli currency.

The total amount of annual dividend declared and paid in 2015 and 2014 was $0.64 per share. Subsequent to the balance sheet date, the Company declared and paid an additional dividend of $0.16 per share in respect of the fourth quarter of 2015.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	REPORTABLE SEGMENTS AND GEOGRAPHICAL INFORMATION

a.	Reportable segments:

ASC 280, Segment Reporting, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is its Chief Executive Officer.

During 2015, the Company divested its Physical Security as well as its Cyber and Intelligence operations, which were a major part of the Security Solutions segment, to allow it to focus on its core markets as part of the execution of its long-term strategy. Following this divestiture, the Company operates in the following operation-based segments: Customer Interactions Solutions provide data driven insights that enable businesses to deliver consistent and personalized experience to customers, and Financial Crime and Compliance Solutions provide real time and cross-channel fraud prevention, anti-money laundering, brokerage compliance and enterprise-wide case management.

	Year ended December 31, 2015
	Customer Interactions Solutions (1)	Financial Crime and Compliance solutions	Not allocated	Total

Revenues	$688,060	$238,807	$-	$926,867

Operating income	$206,994	$73,131	$(114,019)	$166,106

	Year ended December 31, 2014
	Customer Interactions Solutions (1)	Financial Crime and Compliance solutions	Not allocated	Total

Revenues	$674,797	$197,198	$-	$871,995

Operating income	$151,051	$46,878	$(91,635)	$106,294

	Year ended December 31, 2013
	Customer Interactions Solutions (1)	Financial Crime and Compliance solutions	Not allocated	Total

Revenues	$658,467	$163,048	$-	$821,515

Operating income	$135,465	$29,449	$(89,455)	$75,459

(1)
Includes the results of a certain operation which was formerly part of the Security Solutions segment which was retained following the above mentioned divestiture and integrated within the Customer Interactions Solutions.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	REPORTABLE SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

The following presents long-lived assets of December 31, 2015 and 2014, based on operational segments:

	December 31,
	2015	2014

Customer Interactions Solutions	$23,327	$24,183
Financial Crime and Compliance Solutions	11,013	10,572
Non-allocated	4,873	5,415

	$39,213	$40,170

b.	Geographical information:

Total revenues from external customers on the basis of the Company's geographical areas are as follows:

	Year ended December 31,
	2015	2014	2013

Americas, principally the US	$630,096	$591,147	$540,449
EMEA *)	192,640	184,092	183,187
Israel	4,231	5,092	5,089
Asia Pacific	99,900	91,664	92,790

	$926,867	$871,995	$821,515

The following presents long-lived assets of December 31, 2015 and 2014, based on geographical areas:

	December 31,
	2015	2014

Americas, principally the US	$10,385	$11,072
EMEA *)	4,458	4,101
Israel	20,813	23,137
Asia Pacific	3,557	1,860

	$39,213	$40,170

*)	Includes Europe, the Middle East (excluding Israel) and Africa.

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	SELECTED STATEMENTS OF INCOME DATA

a.	Research and development expenses, net:

	Year ended December 31,
	2015	2014	2013

Total costs	$132,039	$125,952	$117,939
Less - grants and participations	(2,174)	(2,455)	(2,063)
Less - capitalization of software development costs	(1,380)	(356)	(445)

	$128,485	$123,141	$115,431

b.	Restructuring expense:

During 2013 and 2014, the Company initiated restructuring plans to reduce its operating costs and improve profitability. The plan included restructuring of the Company’s workforce in certain geographies and consolidation of facilities which resulted in restructuring charges in the amount of $527 and $5,435 in the years ended December 2013 and 2014, respectively.

c.	Financial income and other, net:

	Year ended December 31,
	2015	2014	2013
Financial income:
Interest and amortization/accretion of premium/discount on marketable securities	$6,844	$5,268	$4,802
Realized gain on marketable securities	32	16	-
Interest	430	349	1,505

	7,306	5,633	6,307
Financial expenses:
Interest	(66)	(73)	(182)
Foreign currency translation	(731)	(685)	(822)
Other	(780)	(1,107)	(1,266)

	(1,577)	(1,865)	(2,270)

Other expenses, net	(425)	(3)	(110)

	$5,304	$3,765	$3,927

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	SELECTED STATEMENTS OF INCOME DATA (Cont.)

d.	Net earnings per share:

The following table sets forth the computation of basic and diluted net earnings per share:

1.	Numerator:

	Year ended December 31,
	2015	2014	2013

Net income from continuing operations available to ordinary shareholders	$140,578	$100,150	$52,471
Net income from discontinued operations available to ordinary shareholders	118,253	2,925	2,804

Net income to ordinary shareholders	$258,831	$103,075	$55,275

2.	Denominator (in thousands):

	Year ended December 31,
	2015	2014	2013

Denominator for basic net earnings per share -
Weighted average number of shares	59,552	59,362	60,388
Effect of dilutive securities:
Add - employee stock options and RSU	1,729	1,533	1,442

Denominator for diluted net earnings per share - adjusted weighted average shares	61,281	60,895	61,830

NICE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SUBSEQUENT EVENTS

On March 22, 2016, the Company completed the acquisition of Nexidia Inc., a leading provider of advanced customer analytics. The Company acquired Nexidia for total consideration of approximately $135.0 million in cash. The acquisition will allow the Company to offer a combined offering, featuring analytics capabilities with accuracy, scalability and performance, enabling organizations to expand their analytics usage in critical business use cases.

On March 11, 2016, NICE completed the acquisition of Voiceprint International, Inc., a provider of workforce optimization software and services for enterprises, contact centers, first responders and trading floors.

In accordance with the adoption of a dividend policy announced on February 13, 2013, as described on Note 13e, the Company announced on February 24, 2016 a declaration of a cash dividend of $0.16 per share for the fourth quarter of 2015 that was paid on March 9, 2016.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NICE-SYSTEMS LTD.

By:	/s/ Barak Eilam
Barak Eilam
Chief Executive Officer

Date:  March 23, 2016