Form 20-F
period 2016-12-31
NICE Ltd.
filed 2017-04-21
CIK 1003935

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION	STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION	REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL	COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-27466

NICE LTD.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant's name into English)

Israel

(Jurisdiction of incorporation or organization)

13 Zarchin Street, P.O. Box 690, Ra'anana 4310602, Israel

(Address of principal executive offices)

Yechiam Cohen, +972-9-7753151, yechiam.cohen@nice.com,
13 Zarchin Street, P.O. Box 690, Ra'anana 4310602, Israel

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 59,986,493 Ordinary Shares, par value NIS 1.00 per share (which excludes 12,337,073 treasury shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of "accelerated filer", "large accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒ Non-Accelerated Filer ☐	Accelerated Filer ☐ Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S.	GAAP
☐	International	Financial Reporting Standards as issued by the International Accounting Standards Board
☐	Other

If "Other" has been checked in rsponse to the previous question indicate by check mark which financial statements the registrant has elected to follow:

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

In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements.  Many factors could cause the actual results, performance or achievements of NICE to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, competition with existing or new competitors, changes in executive management, changes in general economic and business conditions, disruption in credit markets, rapidly changing technology, changes in currency exchange rates and interest rates, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, changes in business strategy and various other factors, both referenced and not referenced in this annual report.  These risks are more fully described under Item 3, "Key Information – Risk Factors" of this annual report.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected.  NICE does not intend or assume any obligation to update these forward-looking statements.  Investors should bear this in mind as they consider forward-looking statements and whether to invest or remain invested in NICE's securities.

In this annual report, all references to "NICE," "we," "us," "our" or the "Company" are to NICE Ltd., a company organized under the laws of the State of Israel, and its wholly owned subsidiaries. For a list of our significant subsidiaries, please refer to page 52 of this annual report.

In this annual report, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. Dollars, all references to "EUR" are to Euros, all references to "GBP" are to British Pounds, all references to "CHF" are to Swiss Francs and all references to "NIS" are to New Israeli Shekels. Except as otherwise indicated, the financial statements of and information regarding NICE are presented in U.S. dollars.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not Applicable.

Item 2. Offer Statistics and Expected Timetable.

Not Applicable.

Item 3. Key Information.

Selected Financial Data

The following selected consolidated balance sheet data as of December 31, 2015 and 2016 and the selected consolidated statements of income data for the years ended December 31, 2014, 2015 and 2016 have been derived from our audited Consolidated Financial Statements. These financial statements have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP, and audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The selected consolidated statements of income data as of December 31, 2012 and 2013 and the selected consolidated balance sheet data for the years ended December 31, 2012, 2013 and 2014 have been derived from other Consolidated Financial Statements not included in this annual report and have also been prepared in accordance with U.S. GAAP and audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, "Operating and Financial Review and Prospects" and the Consolidated Financial Statements and notes thereto and other financial information included elsewhere in this annual report.

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(U.S. dollars in thousands, except per share data)
OPERATING DATA:
Revenues
Products	$276,319	$280,140	$289,560	$317,900	$306,252
Services	482,552	541,375	582,435	608,967	709,290
Total revenues	758,871	821,515	871,995	926,867	1,015,542
Cost of revenues
Products	78,878	69,335	63,919	66,363	53,032
Services	215,519	230,279	239,592	237,219	284,701
Total cost of revenues	294,397	299,614	303,511	303,582	337,733
Gross profit	464,474	521,901	568,484	623,285	677,809
Operating expenses:
Research and development, net	103,818	115,431	123,141	128,485	141,528
Selling and marketing	194,346	214,579	231,097	225,817	268,349
General and administrative	94,654	86,467	83,360	90,349	116,569
Amortization of acquired intangible assets	31,455	29,438	19,157	12,528	17,187
Restructuring expenses	1,870	527	5,435	-	-
Total operating expenses	426,143	446,442	462,190	457,179	543,633
Operating income	38,331	75,459	106,294	166,106	134,176
Financial income and other net	8,268	3,927	3,765	5,304	10,305
Income before taxes on income	46,599	79,386	110,059	171,410	144,481
Taxes on income (tax benefits)	(14,799)	26,915	9,909	30,832	21,412
Net income from continuing operations	61,398	52,471	100,150	140,578	123,069
Discontinued operations:
Gain on disposal and (loss) income from operations	7,301	4,294	4,965	152,459	(8,235)
Taxes on income	805	1,490	2,040	34,206	(2,086)
Net income on discontinued operations	6,496	2,804	2,925	118,253	(6,149)
Net income	67,894	55,275	103,075	258,831	116,920

Basic earnings per share from continuing operations	$1.01	$0.87	$1.69	$2.36	$2.06
Basic earnings per share from discontinued operations	$0.10	$0.05	$0.05	$1.99	$(0.10)
Basic earnings per share	$1.11	$0.92	$1.74	$4.35	$1.96
Weighted average number of shares used in computing basic earnings per share (in thousands)	60,905	60,388	59,362	59,552	59,667
Diluted earnings per share from continuing operations	$0.99	$0.85	$1.64	$2.29	$2.02
Diluted earnings per share from discontinued operations	$0.10	$0.04	$0.05	$1.93	$(0.10)
Diluted earnings per share	$1.09	$0.89	$1.69	$4.22	$1.92
Weighted average number of shares used in computing diluted earnings per share (in thousands)	62,261	61,380	60,895	61,281	61,035

	At December 31,
	2012	2013	2014	2015	2016
	(U.S. dollars in thousands)
BALANCE SHEET DATA*:
Working capital**	$122,108	$61,023	$107,090	$256,089	$13,713
Total assets	1,649,676	1,646,030	1,632,952	1,849,613	2,631,876
Shareholders' equity	1,191,088	1,204,796	1,213,456	1,415,149	1,511,332

*Including assets and liabilities that were accounted for as discontinued operations
 **Including deferred revenues and advances from customers that are classified as long-term liabilities

Risk Factors

Risks Relating to Global Economy, Competition and Markets

Conditions and changes in the local and global economic environments may adversely affect our business and financial results.

Adverse economic conditions in markets in which we operate can harm our business, and our results of operations can be affected by adverse changes in local and global economic conditions, slowdowns, recessions and economic instability. To the extent that our business suffers as a result of such unfavorable economic and market conditions, our operating results may be materially adversely affected.  In particular, enterprises may reduce spending in connection with their contact centers, financial institutions may reduce spending in relation to trading floors and operational risk management (as IT-related capital expenditures are typically lower priority in times of economic slowdowns), and our customers may prioritize other expenditures over our solutions. In addition, enterprises’ ordering and payment patterns are influenced by market conditions and could cause fluctuations in our quarterly results. If any of the above occurs, and our customers or partners significantly reduce their spending or significantly delay or fail to make payments to us, our business, results of operations, and financial condition would be materially adversely affected.

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

In addition, over half of our sales are generated from North America. If there is deterioration or a crisis in the economic and financial stability in the United States, particularly in the financial services sector (which is our main industry vertical), our top tier customers could reduce spending or delay or postpone orders. This could have a material adverse effect on our sales in this region and our results of operations. Any such deterioration in the economic condition in the United States could also negatively impact the accuracy of our forecast of future trends and our plans for future business development.

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

•
compliance with applicable international and local laws, regulations and practices, including those related to trade compliance, anticorruption, data privacy and protection, tax, labor, employee benefits, customs, currency restrictions and other requirements;

•	fluctuations in currency exchange rates;

•	longer payment cycles in certain countries in our geographic areas of operations;

•	potential adverse tax consequences, including the complexities of foreign value added tax systems;

•	political instability, terrorism or the threat of terrorism and general security concerns;

•	political unrest, armed conflicts or natural disasters around the world;

•	reduced or differing protection for intellectual property rights in some countries; and

•	general difficulties in managing our global operations.

On June 23, 2016, the United Kingdom (the "U.K.") held a referendum in which voters approved an exit from the E.U., commonly referred to as "Brexit", and on March 29, 2017 the U.K. delivered to the E.U. the official separation notice in accordance with Article 50 of the Lisbon Treaty.  Although it is unknown what the exact terms of separation will be and what the interactions between the U.K. and E.U. countries will be following such separation, it is likely that there will be greater restrictions on imports and exports between the U.K. and E.U. countries and increased regulatory complexities. These changes may impact our business in the U.K. and E.U. and therefore may adversely affect our operations and financial results.

In addition, as of January 20, 2017, a new administration has been organized in the U.S., where the majority of our operations are conducted. During the election process, the intent to amend many of the current regulations was made public by the new administration. In addition, these political changes may affect U.S. trade relationships and agreements. We do not yet know what, if any changes, the new U.S. administration will make, and what the impact on us of any of those changes may be. However any such changes may have a significant impact on our business and operation, which may adversely affect our financial results.

Changes in the political or economic environments, business spending, and the availability and cost of capital in the countries in which we operate, including the impact of such changes on foreign currency rates and interest rates, and the impact of economic conditions on underlying demand for our products and services, could have a material adverse effect on our financial condition, results of operations and cash flow.

As a result of our global presence, especially in emerging markets, we face increasing challenges that could adversely impact our results of operations, reputation and business.

In light of our global presence, especially in emerging markets such as those in Asia, Eastern Europe and Latin America, we face a number of challenges in certain jurisdictions that provide reduced legal protection, including poor protection of intellectual property, inadequate protection against crime (including bribery, corruption and fraud) and breaches of local laws or regulations, as well as challenges relating to competition from companies that already have a local presence in the market, difficulties in recruiting sufficient personnel with appropriate skills and experience, unstable governments and economies, and governmental actions that may affect the flow of goods and currency.

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

Furthermore, the increased presence of our global operations in lower-cost locations, including outsourcing of certain operations to service providers in such lower-cost locations, could impact the control over our operations, as well as create dependency on such external service providers. Such mode of operation may impact our business and adversely affect our results of operation.

The markets in which we operate are highly competitive and we may be unable to compete successfully.

The markets for our products, solutions and related services are, in general, highly competitive. Our competitors include a number of large, established developers and distributors. Some of our principal competitors or potential competitors may have advantages over us, including greater resources, a broader portfolio of products, applications and services, larger patent and intellectual property portfolios and access to larger customer bases, all of which would enable them to better adapt to new or emerging technologies or customer requirements or devote more resources to the marketing and sale of their products and services. Additionally, continued price reductions by some of our competitors, particularly at times of economic difficulty, may result in our loss of sales or require that we reduce our prices in order to compete, which would adversely affect our revenues, gross margins and results of operations.

Additional competition from new potential entrants to our markets may lead to the widespread availability and standardization of some of the products and services, which could result in the commoditization of our products and services, reduce the demand for our products and services and drive us to lower our prices.

In recent years, some of our competitors, including some of our partners, have increased their presence in our markets through internal development, partnerships and acquisitions. Infrastructure vendors, including suppliers of telecommunication infrastructure equipment, have decided or may decide in the future to enter our market space and compete with us by offering comprehensive solutions. Moreover, major enterprise software vendors, such as those from the traditional enterprise business intelligence and business analytics sector, Customer Relationship Management (or "CRM"), or infrastructure players (mostly telephony or switch vendors), have entered or may decide to enter our market space and compete with us, either by internal development of comprehensive solutions or through acquisition of any of our existing competitors. If we are not able to compete effectively with these market entrants or other competitors, we may lose market share and our business, financial condition or results of operations could be adversely affected.

While the market for our software applications is constantly growing, successful development, positioning and sales execution of our products is a critical factor in our ability to successfully compete and maintain growth. As a result, we expect to continue making significant expenditures on research and development and marketing. In addition, our software solutions may compete with software developed internally by potential clients, as well as software and other solutions offered by competitors. We cannot ensure that the market awareness or demand for our new products or applications will grow as rapidly as we expect, or that the introduction of new products or technological developments by others will not adversely impact the demand for our products.

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

As we expand into new markets, we are faced with new competition, which may be able to more quickly develop or adapt to new or emerging technologies, better respond to changes in customer requirements or preferences, or devote greater resources to the development, promotion, and sale of their products.  Additionally, prices of most of our solutions have decreased throughout the market in recent years, primarily due to competitive pressures, and may continue to decrease.  Further, in relation to our cloud offering, we may be affected by the pricing of certain infrastructure services, such as in the area of Platform as a Service and network connectivity, which would in turn affect the rates we offer to customers. This could have a negative effect on our gross profit and results of operations.

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

We leverage strategic relationships with third parties such as system integrators and technology and telephony providers. We also license technology from certain third parties. Certain of these license agreements permit either party to terminate all or a portion of the agreement without cause at any time.

As our market opportunities change and as we grow our business, our dependency on particular distribution channels and strategic partners may increase or we may need to create new strategic partnerships and alliances to address changing market needs. We may not be successful in maintaining, creating or expanding these channels and partnerships, which may negatively impact the development of our business, our growth, gross margins and results of operations.

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

We operate in several markets, each characterized by rapidly changing technology, new product introductions and evolving industry standards. The introduction of products embodying new technology and the emergence of new industry standards might exert price pressures on our existing products or render them obsolete. Our markets are also characterized by consistent demand for state of the art technology and products. Existing and potential competitors might introduce new and enhanced products that could adversely affect the competitive position of our products. Our markets are dominated by a group of highly competitive vendors that are introducing dynamic competitive offerings around evolving industry standards.

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

The growth of new communication channels could require substantial modification and customization of our current cross-channel products, as well as the introduction of new multi-channel products. Also, new products and technologies are being used by our customers to communicate with their customers, e.g., use of chatbots. Such introduction of new products and technologies may change the usage patterns of our products and applications by our customers, which may result in some of our products and applications becoming obsolete. We may not be able to timely and effectively address such market trends and needs.

Further, customer adoption of these new technologies may be slower than we anticipate. We cannot assure you that the market or demand for our products and solutions will be sustained or grow as rapidly as we expect (if at all), that we will successfully develop new products or introduce new applications for existing products, that such new products and applications will achieve market acceptance, or that the introduction of new products or technological developments by others will not render our products obsolete. In addition, our products must readily integrate with major third party telephone, security, front-office and back-office systems. Any changes to these third party systems could require us to redesign our products, and any such redesign might not be possible on a timely basis or achieve market acceptance. Our inability to develop products that are competitive in technology and price and responsive to customer needs could have a material adverse effect on our business, financial condition and results of operations.

Therefore, some of the factors that could have a material adverse effect on our business, financial condition and results of operations include industry-specific factors; our ability to continuously develop, introduce, deliver and support commercially viable products, solutions and technologies; the market's rate of acceptance of the product solutions and technologies we offer; our ability to keep pace with market and technology changes; and our ability to compete successfully.

We depend on certain infrastructure vendors' installation base for a portion of our new and recurring sales.

We sell our products, either directly or through our other distribution channels, to customers who use infrastructure of our distributors or of other vendors, or operate in their environment. To the extent that certain infrastructure vendors do not allow or support the integration of our products with their infrastructure or products, or use other means to prevent us from selling our products to such customers, we may experience a reduction in sales to these customers, which is broader than such infrastructure vendors' direct business with us. This could, of course, influence our ability to attract new customers that use such infrastructure products or continue rendering maintenance services and other services and generate recurring sales to existing customers. As a result, we could lose customers and market share, which could have a material adverse effect on our business, financial condition, or results of operation.

General Risks Relating to Our Business, Offerings and Operations

We depend on the stability of the financial services sector.

The financial services sector is our main industry vertical. If there is deterioration or a crisis in the economic and financial stability of financial institutions, as well as any change in rules and regulations that apply to this sector (such as deregulation in the area of compliance), customers in this sector, including our top tier customers, could reduce spending or delay or postpone orders. This could have a material adverse effect on our sales to this sector and our results of operations.

We depend on the success of our recording solutions.

Our recording solutions are based on a computer telephony integrated multi-channel voice recording and retrieval system. We are dependent on the success of our recording solutions to maintain profitability and sustain growth. Our recording solutions currently generate, and in recent years have generated, a significant portion of our revenues, and we will continue to be dependent on the sales of our recording solutions and recurring revenues, such as maintenance services, in the next several years.  However, there can be no assurance that the recording market will not decline significantly or that revenues generated from our recording solutions will not be significantly impacted. Also, certain switch manufacturers offer various types of recording solutions, which could result in a significant decline in sales of our recording solutions and in sales of related applications, or a significant decrease in the profit margin on such solutions, any of which could have a material adverse effect on our business, financial condition or results of operations.

The trend of enterprise customers moving from voice to other means of communication with the enterprise (such as self-serve, e-mail, instant messaging, social media and chat), may result in a reduction in the demand for our voice recording platform and applications. If such trend continues, and to the extent not mandated under applicable regulations, our customers may cease to record voice and switch to recording other means of communication. In addition, changes in regulations could reduce the need for recording, which would reduce the demand for our recording and platform. Any of the above may have a material adverse effect on our business, financial condition or results of operations.

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

A significant portion of our business relies on software applications. We cannot guarantee that our customers' adoption of advance software applications will meet our expectation and planning. As a result, certain applications may not reach the critical mass in sales and revenues necessary to offset the high cost of developing and maintaining such advanced applications, which could negatively affect our results of operation.

We depend on a small number of significant customers.

While no single customer accounted for more than five percent of our aggregate revenues in 2016, we do have a small number of significant customers in each sector of our business, each of which could be material to a particular area of our business.

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

Our strategy is to continue investing in, enhancing and securing our business and operations and growing our business, both organically and through acquisitions. Investments in, among other things, new markets, products, solutions, and technologies, research and development, infrastructure and systems, geographic expansion, and additional qualified and experienced personnel, are critical to achieving our growth strategy. Growth of our revenue depends on the success of all these factors, including our ability to capture market share, attract new clients, develop our strategic partnerships, introduce our solutions and services to new global markets, strengthen and improve our solutions through significant investments in research and developments and successfully consummate and integrate  acquisitions. However, such investments and efforts may not be successful, and, even if successful, may negatively impact our short-term profitability. Furthermore, in the event of an acquisition we may decide to reduce profits over the short-term in order to achieve long-term expansion or growth, which may involve risks. Additionally, the terms of the credit agreement (the "Credit Agreement") that we entered into in connection with our senior secured credit facility (the "Credit Facility") contains restrictions that could affect our ability to make strategic acquisitions or investments.

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

We cannot guarantee that we will be able to sustain our growth in future years. The increasing proportion of advanced software applications in our overall sales mix might not compensate for the slowing growth rates of our recording solutions and other more mature products. In addition, our new solutions might not achieve wide market acceptance, and therefore might fail to support revenue growth. The failure to implement our growth strategy successfully could affect our ability to sustain growth and could materially adversely affect our results of operations.

Our business could be materially adversely affected as a result of the risks associated with acquisitions and investments, including our recent acquisition of inContact. In particular, we may not succeed in making additional acquisitions or be effective in integrating such acquisitions.

As part of our growth strategy, we have made a significant number of acquisitions (see Item 5, "Operating and Financial Review and Prospects—Recent Acquisitions" in this annual report for a description of certain of these acquisitions). We expect to continue to make acquisitions and investments in the future as part of our growth strategy. We frequently evaluate the tactical or strategic opportunity available related to complementary businesses, products or technologies. There can be no assurance that we will be successful in making additional acquisitions. Even if we are successful in making additional acquisitions, integrating an acquired company's business into our operations or investing in new technologies may (1) result in unforeseen operating difficulties and large expenditures and (2) absorb significant management attention that would otherwise be available for the ongoing development of our business, both of which may result in the loss of key customers or personnel and expose us to unanticipated liabilities.

In November 2016, we completed our acquisition of inContact.  Our success in realizing the anticipated benefits of the acquisition of inContact, and the timing of the realization of such benefits, depends on the successful integration of our business and operations with the acquired business and operations of inContact. The integration of inContact may be complex, costly and time-consuming. The difficulties of integration of inContact include, among others:

•  failure to implement our business plan for the combined business;

•  unanticipated issues in integrating technologies, products, logistics, information, communications and other systems;

•  unanticipated changes in applicable laws and regulations; and

•  other unanticipated issues, expenses and liabilities.

Other risks commonly encountered with acquisitions include the effect of acquisitions on our financial and strategic position, the inability to integrate successfully or commercialize acquired technologies and achieve expected synergies or economies of scale on a timely basis and the potential impairment of acquired assets. Further, we may not be able to retain the key employees that may be necessary to operate the business we acquire and we may not be able to attract, in a timely manner, new skilled employees and management to replace them.

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

We may require significant financing to complete an acquisition or investment, whether through bank loans, raising of debt or otherwise. In connection with the inContact acquisition, we incurred additional indebtedness pursuant to the Credit Facility and, through our wholly owned subsidiary Nice Systems, Inc. ("Nice Systems"), through the issuance of exchangeable senior notes (the "Notes"). In the future, we cannot assure you that such financing options will be available to us on reasonable terms, or at all. If we are not able to obtain the necessary financing, we may not be able to consummate a substantial acquisition or investment and execute our growth strategy. In addition, if we consummate one or more significant acquisitions in which the consideration consists, in whole or in part, of our ordinary shares or American Depositary Shares ("ADSs") representing our ordinary shares, our shareholders may suffer immediate dilution of their interests in us or the value of their interests in us. Our shareholders may also suffer substantial dilution if we issue ADSs upon the conversion of the Notes.

Future acquisitions or investments may also require us to incur contingent liabilities, amortization expenses related to intangible assets and impairment of goodwill, any of which could have a material adverse effect on our operating results and financial condition. In addition, we may knowingly enter into an acquisition that will have a dilutive impact on our earnings per share.

Our seasonal sales patterns could significantly impact our revenues and earnings.

We encounter quarter-to-quarter seasonality, especially given the increasing proportion of advanced software applications in our overall sales mix. The sales cycle for our products and services ranges between a few weeks to several months from initial contact with the potential client to the signing of a contract.  Frequently, sales orders accumulate towards the latter part of a given quarter. In addition, our revenues are typically highest in the fourth quarter.  As a result, transactions that do not meet all the recognition criteria of that quarter may only be recognized in the following quarter or subsequent quarters, which may have an adverse impact on the booking and revenues in the quarter in which such transactions were entered into. In addition, the timing in which transactions are entered into may shift from one quarter to another. Customers often shift their buying decision towards the end of their budgetary year, which could result in the shifting of booking and revenues from one quarter to another and in many cases to the last quarter of a calendar year.

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

Fluctuations in our results of operations may result from our ability to retain and increase sales to existing customers, attract new customers and satisfy our customers' requirements, the timing and success of new product introductions and enhancements or product initiation by our competitors, the purchasing and budgeting cycles of our customers and general economic, industry and market conditions, amongst other factors.

In addition, our quarterly operating results may be subject to significant fluctuations due to additional factors, including the timing and size of orders and shipments to customers (including delays in execution of customer orders), variations in distribution channels, mix of products and services, new product introductions, competitive pressures and general economic conditions.  It is difficult to predict the exact mix of products and services for any period between hardware, software and services as well as within the product category between interaction-related platforms and related applications and transactional related platforms and applications. Changes in the mix of products and services across our different business lines may significantly impact our revenues. Further, the period of time from order to delivery of our platforms and applications is short, and therefore our backlog for such products is currently, and is expected to continue to be, small and substantially unrelated to the level of sales in subsequent periods.  As a result, our results of operations for any quarter may not necessarily be indicative of results for any future period, and may be below our forecasts.

Our quarterly results may be volatile at times, which could cause us to miss our forecasts.

We generally provide forecasts as to expected future revenues in the coming fiscal quarters and fiscal year. These forecasts are based on management estimation and expectations, our then-existing backlog and an analysis of assumptions and assessments that may not materialize or end up being inaccurate. We may not meet our expectations or those of industry analysts in a particular future quarter, including as a result of the factors described in this Item 3.

In addition, as described above, our revenues reflect seasonal fluctuations related to slower spending activities in the first quarter, and the increased activity related to the year-end purchasing cycles of many users of our products.

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

In addition, due to our growth, or as a result of regular recruitment, we will be required to hire and integrate new employees. Recruiting and retaining qualified engineers and computer programmers to perform research and development and to commercialize our products, as well as qualified personnel to market and sell those products, are critical to our success.  As of December 31, 2016, approximately 26% of our employees were devoted to research and product development and approximately 22% were devoted to marketing and sales.  There can be no assurance that we will be able to successfully recruit and integrate new employees.

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

We integrate and utilize various third party software products as components of our products and solutions to enhance their functionality.  Our business could be disrupted if functional versions of these software products were either no longer available to us or no longer made available to us on commercially reasonable terms. Also, in the event that any of these third party vendors is unable to meet our requirements in a timely manner or that our relationship with any such vendor is terminated, we may experience disruption in our business until an alternative source of supply can be obtained.  Any disruption, or any other interruption in a vendor's ability to provide components to us, could result in delays in making product deliveries or inability to deliver, which could have a material adverse effect on our business, financial condition and results of operations.

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

Undetected errors or malfunctions in our products or services could directly impair our financial results and we could face potential product liability claims.

Our software products and services are highly complex.  Despite extensive testing by us and by our clients, our products and services may include errors, failures, bugs or other weaknesses.  Such errors, failures, bugs or other weaknesses in our products and services could result in product returns, loss of or delay in market acceptance of our products and services, loss of competitive position, or claims by clients or others, which would seriously harm our revenues, financial condition and results of operations.  Correcting and repairing such errors, failures or bugs could also require significant expenditures of our capital and other resources and could cause interruptions, delays or cessation of our product licensing.

In addition, the identification of errors in our software applications and services or the detection of bugs by our clients may damage our reputation in the market as well as our relationships with existing clients, which may result in our inability to attract or retain clients.

Further, since our products are used by our customers for important aspects of their business, such as compliance recording and operational risk management functions that are often critical to our clients and must adhere to certain rules and regulations, any errors or defects in, or other performance problems with, our products and services could hurt our reputation and may damage our customers' business. If that occurs, we could lose futures sales, our existing customers could elect not to renew, and we could potentially be subject to product liability claims.  In particular, some of our customers, including financial institutions, may suffer significant damages as a result of a failure of our solutions to perform their functions.  Although we attempt to limit any potential exposure through quality assurance programs, insurance and contractual terms, we cannot assure you that we will be able to eliminate or successfully limit our liability for any failure of our solutions.  Any product liability insurance we carry may not be sufficient to cover our losses resulting from any such product liability claims.  The successful assertion of one or more large product liability claims against us could have a material adverse effect on our results of operations and financial condition.

Risks Relating to our Cloud Offering

Our Cloud Software-as-a-Service business model may not be successful or profitable.

The portion of our cloud-based business has grown significantly as a result of the acquisition of inContact and our internal development efforts, and therefore we are more dependent now on the success and profitability of this business area. We may not be able to compete effectively, generate significant revenues or maintain the profitability of our cloud offerings. Additionally, the increasing prevalence of cloud and SaaS delivery models offered by us and our competitors may unfavorably impact pricing in both our on-premise enterprise software business and our cloud business, as well as overall demand for our on-premise software product and service offerings, which could reduce our revenues and profitability. With the move to cloud based solutions, including following the acquisition of inContact, we cannot guarantee that revenues generated from our cloud offerings will compensate for a loss of business in our on-premise enterprise software business. If we do not successfully execute our cloud strategy or anticipate the cloud needs of our customers, our reputation as a cloud services provider could be harmed and our revenues and profitability could decline.

In addition, cloud computing may make it easier for new competitors to enter our markets due to the lower up-front technology costs and easier implementation and for existing market participants to compete with us on a greater scale. Such increased competition is likely to heighten the pressure to decrease pricing, which could have a negative effect on our revenues and results of operations.

The business model of our cloud offerings differs from the business model for the sale of products and services, particularly in that the period for recognizing the revenue from such orders is usually spread over the term of the subscription rather than being tied to a single date. Our cloud offerings are generally purchased by customers on a subscription basis and revenues from these offerings are generally recognized ratably over the term of the subscriptions. Therefore, a significant shift to SaaS-based sales could result in a delay in revenue recognition and materially adversely affect our results of operations and our rate of growth and profitability.

Moreover, the deferred revenue that results from sales of our cloud offerings may prevent any deterioration in sales activity associated with our cloud offerings from becoming immediately observable in our consolidated statement of operations. This is in contrast to revenues associated with our software licenses arrangements in which new software licenses revenues are generally recognized in full at the time of delivery of the related software licenses. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription period.

In addition, the integration of inContact into our cloud strategy may not be as efficient or scalable as anticipated, which could adversely affect our ability to fully realize the benefits we anticipate from this acquisition.

The stability and growth of our cloud related revenues depends on our ability to attract and retain on-going customers, and attract customers in the small to medium business sector.

The revenue model for companies selling software services under the cloud model is to attract customers, retain such customers through the renewal of their monthly subscription contracts and encourage such customers to add additional agent seats and functionality.

As more of our cloud offerings are targeted at small to medium businesses, and not just large size enterprise customers, we may be required to invest more sales efforts in that market segment, diverting our sales resources to a greater number of smaller transactions. In this market segment, we may also encounter greater unpredictability, resulting from the financial stability of customers that may be more vulnerable at times of economic downturn, all of which could negatively impact our results of operation.

As our industry matures, as our clients experience seasonal trends in their businesses, or as competitors introduce lower costs and/or differentiated products or services that are perceived to compete favorably with our services, our ability to add new clients and renew, maintain or up-sell existing clients based on pricing, technology and functionality could be impaired.

We also have relationships with third-party channel partners to attract new customers.  Such third-party channel partner relationships may be terminated by either party, and as a result reduce the number of new customers we can attract to our product offering and cause disruptions with existing customer relationships, which could adversely impact our results of operations. The termination of a reseller partner relationship may cause existing customers of that third-party reseller to become more likely to discontinue their services, which could have a significant adverse effect on our results of operations. In addition, acquisitions of our customers or of our third-party channel partners could lead to cancellation of our contracts with those customers or by the acquiring companies.

We are dependent on third-party computer hardware, software and cloud computing platforms that may be difficult to replace.

We rely on computer hardware leased and software licensed from, and cloud computing platforms provided by, third parties in order to offer our services, including Platform as a Service provided by strategic partners. These hardware, software and cloud computing platforms may not continue to provide competitive features and functionality, or may not be available at reasonable prices, on commercially reasonable terms or at all. Any loss of the right to use any of these hardware, software or cloud computing platforms could significantly increase our expenses and otherwise result in delays in the provisioning of our services until equivalent technology is either developed by us, or, if available, is identified, obtained through purchase or license and integrated into our services. As we grow our business, we will continue to depend on both existing and new strategic relationships with such vendors. Our inability to establish and foster these relationships could adversely affect the development of our business, our growth and our results of operations.

Defects or disruptions in our cloud services could impact demand for our services and subject us to substantial liability.

Our cloud services may have errors or defects that could result in unanticipated downtime for our subscribers and harm to our reputation and our business. We have from time to time found defects in, and experienced disruptions to, our services, and new defects or disruptions may occur in the future. In addition, our customers may use our services in unanticipated ways that may cause a disruption in services for other customers attempting to access their data. Since our customers use our services for important aspects of their business, any errors, defects, disruptions in service or other performance problems could harm our reputation and may damage our customers' businesses. As a result, customers could elect to not renew our services or delay or withhold payment to us. We could also lose future sales or customers may make warranty or other claims against us, which may harm our business and adversely affect our results.

We currently serve our customers from third-party data center hosting facilities and cloud computing platform providers. Any damage to, or failure of, our systems generally could result in interruptions in our services. We have from time to time experienced interruptions in our services and such interruptions may occur again in the future. While we have security measures in place, they may be breached as a result of third-party action, including intentional misconduct by computer hackers, employee error, malfeasance or otherwise and result in someone obtaining unauthorized access to our or our third party vendors' systems and infrastructure. This could result in interruptions in our services, which may cause us to issue credits or pay penalties, cause customers to terminate their subscriptions and adversely affect our attrition rates and our ability to attract new customers, all of which would reduce our revenues. Also, we may not be entitled to indemnification or to recuperate any such loss or damage from third party service providers, which may result in us bearing alone the burden of any such liability or losses.

Facilities at which customer data is stored or through which we render our services may be vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct, as well as local administrative actions, changes to legal or permitting requirements and litigation to stop, limit or delay operation. Despite precautions taken at these facilities, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in our services. Even with disaster recovery and business continuity arrangements in place, our services could be interrupted.

We are also dependent on our computer databases, billing systems and accounting computer programs, network and computer hardware that houses these systems to effectively operate our business and market our services. Our clients may become dissatisfied by any system failures that interrupt our ability to provide our service to them. Substantial or repeated system failures would significantly reduce the attractiveness of our services. Significant disruption in the operation of these systems would adversely affect our business and results of operations.

Privacy concerns and legislation, evolving regulation of cloud computing, cross-border data transfer restrictions and other regulations may limit the use and adoption of our services and adversely affect our business.

Governments are adopting new laws and regulations addressing data privacy and the collection, processing, storage and use of personal information. In some cases, foreign data privacy laws and regulations, such as the European Union's Data Protection Directive, and the country-specific laws and regulations that implement that directive, also govern the processing of personal information. These and other requirements could reduce demand for our services or restrict our ability to store and process data or, in some cases, impact our ability to offer our services in certain locations or our customers' ability to deploy our solutions globally.

In addition, regulatory issues relating to the Internet, in general, could affect our ability to provide our services. In the United States, legislation has been adopted that regulates certain aspects of the Internet, including online content, user privacy, taxation, liability for third-party activities and jurisdiction. In addition, a number of initiatives pending in the United States Congress and state legislatures would prohibit or restrict advertising or sale of certain products and services on the Internet, which may have the effect of raising the cost of doing business on the Internet generally.

Furthermore, our customers expect us to meet voluntary certification or other standards established by third parties. If we are unable to maintain these certifications or meet these standards, it could adversely affect our ability to provide our solutions to certain customers and could harm our business. Even the perception that the privacy of personal information is not satisfactorily protected or does not meet regulatory requirements could inhibit sales of our products or services, and could limit adoption of our cloud-based solutions.

Industry-specific regulation and other requirements and standards are evolving and unfavorable industry-specific laws, regulations, interpretive positions or standards could harm our business.

Our customers and potential customers conduct business in a variety of industries, including financial services and telecommunications. Regulators in certain industries have adopted and may in the future adopt regulations or interpretive positions regarding the use of cloud computing and other outsourced services. The costs of compliance with, and other burdens imposed by, industry-specific laws, regulations and interpretive positions may limit our customers' use and adoption of our services and reduce overall demand for our services. Compliance with these regulations may also require us to devote greater resources to support certain customers, which may increase costs and lengthen sales cycles. For example, some financial services regulators have imposed guidelines for use of cloud computing services that mandate specific controls or require financial services enterprises to obtain regulatory approval prior to outsourcing certain functions. If we are unable to comply with these guidelines or controls, or if our customers are unable to obtain regulatory approval to use our services where required, our business may be harmed. If in the future we are unable to achieve or maintain industry specific certifications or other requirements or standards relevant to our customers, it may harm our business and adversely affect our results.

In some cases, industry-specific laws, regulations or interpretive positions may also apply directly to us as a service provider. Any failure or perceived failure by us to comply with such requirements could have an adverse impact on our business.

Some of our enhanced services are dependent on leased network connectivity lines, and a significant disruption or change in these services could adversely affect our business.

A significant portion of our cloud software solutions are provided to customers through a dedicated network of equipment we own that is connected through leased network connectivity lines based on Internet protocol with capacity dedicated to us. We also move a portion of our voice long distance service over this dedicated network.

We lease network connectivity lines and space at co-location facilities for our equipment from third-party suppliers. These co-location facilities represent the backbone of our dedicated network. If any of these suppliers is unable or unwilling to provide or, if we desire, expand their current levels of service to us, the services we offer to customers may be adversely affected. We may not be able to obtain substitute services from other providers at reasonable or comparable prices or in a timely fashion. Any resulting disruptions in the services we offer that are provided over our dedicated network would likely result in customer dissatisfaction and adversely affect our operations. Furthermore, pricing increases by any of the suppliers we rely on for our dedicated network could adversely affect our results of operations if we are unable to pass through pricing increases.

We rely on third party network service providers to originate and terminate public switched telephone network calls, and thus significant failures in these networks could harm our operations.

For our business in the unified communications market, we leverage the infrastructure of third party network service providers to provide telephone numbers, public switched telephone network call termination and origination services, and local number portability for our customers rather than deploying our own network throughout the United States. If any of these network service providers ceases operations or otherwise terminate the services that we depend on, the delay in switching our technology to another network service provider, if available, could have an adverse effect on our business, financial condition or operating results.

Interruptions or delays in our services through third-party error, our own error or the occurrence of unforeseeable events, could harm our ability to deliver our services, which could harm our relationships with customers and subject us to liability.

We provide some of our services through computer hardware that we own and that is currently located in third-party web hosting co-location facilities maintained and operated in various locations globally. Our hosting providers do not guarantee that our customers' access to our solutions will be uninterrupted, error-free or secure. Our operations depend on our providers' ability to protect their and our systems in their facilities against damage or interruption from natural disasters, power or network connectivity failures, criminal acts and similar events. Our back-up computer hardware and systems may not have sufficient capacity to recover all data and services in the event of an outage occurring simultaneously at all facilities. In the event that our hosting facility arrangements were terminated, or there was a lapse of service or accidental or willful damage to such facilities, we could experience lengthy interruptions in our service as well as delays and/or additional expense in arranging new facilities and services. Any or all of these events could cause our customers to lose access to the services they are purchasing from us. In addition, the failure by our third-party hosting facilities to meet our capacity requirements could result in interruptions in our service or impede our ability to scale our operations.

Design and mechanical errors, spikes in usage volume and failure to follow system protocols and procedures could cause our systems to fail, resulting in interruptions in our customers' service to their customers. Any interruptions or delays in our services, whether as a result of third-party error, our own error, natural disasters or security breaches, and whether accidental or willful, could harm our relationships with customers and our reputation. This in turn could cause a reduction in our revenue, subject us to liability, and cause us to issue credits or pay penalties or cause customers to fail to continue service, any of which could adversely affect our business, financial condition and results of operations. In the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur.

We provide certain service level commitments to our customers, which could cause us to provide credits for future services if the stated service levels are not met for a given period and could adversely impact our revenue.

Our customer agreements for cloud offerings provide service level commitments. If we are unable to meet the stated service level commitments or suffer extended periods of unavailability for our service, we may be contractually obligated to provide these customers with credits for future services. Our revenue could be adversely impacted if we suffer unscheduled downtime that exceeds the allowed downtimes under our agreements with our customers. Any such extended service outages could harm our reputation, revenue and operating results.

Risks Relating to Our Financial Condition

Our debt could adversely affect our financial condition and prevent us from fulfilling our obligations under our financing arrangements.

In connection with the inContact acquisition, we incurred indebtedness pursuant to the Credit Facility available to us under the Credit Agreement and through the issuance of the Notes. The debt incurred could have important consequences to our financial condition and business. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	make it more difficult for us to satisfy our other financial obligations;

•	restrict us from making strategic acquisitions or cause us to make non-strategic divestitures;

•
require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	expose us to interest rate fluctuations since the interest on the Credit Agreement is imposed at variable rates;

•	make it more difficult for us to satisfy our obligations to our lenders, resulting in possible defaults on and acceleration of such debt;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt;

•	limit our ability to borrow additional funds as needed;

•	restrict our ability to prepay the Notes or to pay cash upon exchanges of the Notes; and

•	limit our ability to pay dividends, redeem stock or make other distributions.

Our ability to make payments on and to refinance our debt, to fund planned capital expenditures and to maintain sufficient working capital will depend on our ability to generate cash in the future. This is subject to general economic, financial, competitive, business, regulatory and other factors that may be beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under the Credit Agreement or from other sources in an amount sufficient to enable us to service our debt or to fund our other liquidity needs. If our cash flow and capital resources are insufficient to allow us to make scheduled payments on our debt, we may need to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance all or a portion of our debt on or before the maturity thereof, any of which could have a material adverse effect on our business, financial condition or results of operations. We cannot assure you that we will be able to refinance any of our debt on commercially reasonable terms or at all, or that the terms of that debt will allow any of the above alternative measures or that these measures would satisfy our scheduled debt service obligations. If we are unable to generate sufficient cash flow to repay or refinance our debt on favorable terms, it could significantly adversely affect our financial condition and the value of our outstanding debt. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations.

A failure to comply with the covenants and other provisions of our outstanding debt could result in events of default under such instruments, which could permit acceleration of our Notes and borrowings under our Credit Agreement. Any required prepayment or exchange of our Notes or Credit Facility as a result of an event of default or fundamental change triggering such right would lower our current cash on hand such that we would not have those funds available for use in our business, which could adversely affect our operating results.

We are subject to a number of restrictive covenants under the Credit Agreement, which restrict our business and financing activities.

The Credit Agreement imposes, and the terms of any future debt may impose, operating and other restrictions on us. Such restrictions in many respects limit or prohibit, among other things, our and our subsidiaries' ability to:

•	incur or guarantee additional debt;

•	pay dividends on our ordinary shares or redeem, repurchase or retire our equity interests or subordinated debt;

•	transfer or sell our assets:

•	make certain payments or investments;

•	make capital expenditures;

•	create certain liens on assets;

•	create restrictions on the ability of our subsidiaries to pay dividends or make other payments to us;

•	engage in certain transactions with our affiliates; and

•	merge or consolidate with other companies.

The restrictions under the Credit Agreement may, in certain circumstances, prevent us from taking actions that management believes would be in the best interests of our business, and may make it difficult for us to successfully execute our business strategy or effectively compete with companies that do not have similar restrictions. In the event of any event of default under the Credit Agreement, the lenders under the Credit Agreement could elect to terminate their commitments or cease making further loans and accelerate the outstanding loans, and, in any such case, we could ultimately be forced into bankruptcy or liquidation. Because the indenture governing the Notes and the Credit Agreement has customary cross-default provisions, if our obligations under the Credit Agreement are accelerated we may be unable to repay or refinance the amounts due under the Credit Agreement or the Notes.

The conditional exchange feature of the Notes, if triggered, may adversely affect our financial condition and operating results.

In the event the conditional exchange feature of the Notes is triggered, holders of Notes will be entitled at their option to exchange the Notes at any time during specified periods. If one or more holders elect to exchange their Notes, we may elect to settle all or a portion of our exchange obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to exchange their Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital and adversely affect covenants under the Credit Agreement.

We face foreign exchange currency risks.

Exchange rate fluctuations affect our operations. We experience risks from fluctuations in the value of the NIS, EUR, GBP, INR and other currencies compared to the dollar, the functional currency in our financial statements. A significant portion of the expenses associated with our Israeli and Indian operations, including personnel and facilities related expenses, are incurred in NIS and INR, respectively, whereas most of our business and revenues are generated in dollars, and to a certain extent, in GBP, EUR and other currencies. If the value of the dollar decreases against the NIS, our earnings may be negatively affected. In addition, a significant portion of the expenses associated with our European operations are incurred in GBP and EUR. As a result, we may experience an increase in the costs of our operations, as expressed in dollars, which could adversely affect our earnings.

The announcement of Brexit caused significant currency exchange rate fluctuations that generally resulted in the sharp devaluation of the GBP and the strengthening of the U.S. dollar against foreign currencies in which we conduct business. In addition, the outcome of Brexit and interest rate changes in certain countries, may continue to cause volatility in the currency markets. These currency fluctuations may adversely affect our results of operations.

We monitor foreign currency exposure and may use various instruments to preserve the value of sales transactions, expenses and commitments; however, this cannot assure our full protection against risks of currency fluctuations that could affect our financial results. As part of our efforts to mitigate these risks, we use foreign currency hedging mechanisms, which may be ineffective in protecting us against adverse currency fluctuations and can also limit opportunities to profit from exchange rate fluctuations that would otherwise be favorable. For information on the market risks relating to foreign exchange, please see Item 11, "Quantitative and Qualitative Disclosures about Market Risk" in this annual report.

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

In recent years we have seen changes in tax laws resulting in an increase in effective tax rates, especially increased liabilities of corporations and limitations on the ability to benefit from strategic tax planning, with these laws particularly focused on international corporations. Such legislative changes in one or more jurisdictions in which we operate may have implications on our tax liability and have a material adverse effect on our results of operations and financial condition.

The Organization for Economic Cooperation and Development has recently introduced the base erosion and profit shifting project. This project contemplates changes to numerous international tax principles, as well as national tax incentives, and these changes, if adopted by individual countries, could adversely affect our provision for income taxes.

We might recognize a loss with respect to our financial investments.

We invest most of our cash through a variety of financial investments.  If the obligor of any of our financial investments defaults or undergoes reorganization in bankruptcy, we may lose a portion of such investment and our assets and income may decrease.  In addition, a downturn in the credit markets or the downgrading of the credit rating of our investments could result in a reduction in the market value of our holdings and reduce the liquidity of our investments, which could require us to recognize a loss and would adversely affect our assets and income.  For information on the types of our investments, see Item 11, "Quantitative and Qualitative Disclosures About Market Risk" in this annual report.

Changes in accounting principles, or interpretations thereof, could have a significant impact on our financial position and results of operations.

We prepare our Consolidated Financial Statements in accordance with U.S. GAAP. These principles are subject to interpretation by the Securities and Exchange Commission (the "SEC") and various bodies formed to interpret and create appropriate accounting principles. A change in these principles can have a significant effect on our reported results and may even retroactively affect previously reported transactions. Additionally, the adoption of new or revised accounting principles may require that we make significant changes to our systems, processes and controls.

For example, the Financial Accounting Standards Board ("FASB") has issued new accounting standards for revenue recognition and leasing, and while we know that these standards will have an impact on us we are still evaluating the extent of the impact these new accounting standards will have on our consolidated financial statements and related disclosures. Changes resulting from these new standards may result in materially different financial results and may require that we change how we process, analyze and report financial information and that we change financial reporting controls. For additional information regarding these updated standards, see the section titled "Recently Issued Accounting Pronouncements" in Item 5.

Risks Relating to Intellectual Property and Data Protection

We may face risks relating to inadequate intellectual property protection and liability resulting from infringement by our products or solutions of third party proprietary rights.

Our success is dependent, to a significant extent, upon our proprietary technology.  We currently hold 202 U.S. patents and 50 patents issued in additional countries covering substantially the same technology as the U.S. patents.  We have over 77 patent applications pending in the United States and other countries.  We rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure and non-competition agreements, as well as third party licenses to establish and protect the technology used in our systems.  However, we cannot assure you that such measures will be adequate to protect our proprietary technology, that competitors will not develop products with features based upon, or otherwise similar to our systems, that third party licenses will be available to us or that we will prevail in any proceeding instituted by us in order to enjoin competitors from selling similar products.  In most of the areas in which we operate, third parties also have patents which could be found applicable to our technology and products. Such third parties may include competitors, as well as large companies, which invest millions of dollars in their patent portfolios, regardless of their actual field of business. Although we believe that our products and solutions do not infringe upon the proprietary rights of third parties, we cannot assure you that one or more third parties will not make a contrary claim or that we will be successful in defending such claim.

We generally distribute our software products under software license agreements that restrict the use of our products by terms and conditions prohibiting unauthorized reproduction or transfer of the software products.  However, effective copyrights and other intellectual property rights protection may be inadequate or unavailable to us in every country in which our software products are available, and the laws of some foreign countries may not be as protective of intellectual property rights as those in Israel and the United States. Consequently, we may be unable to prevent our proprietary technology from being exploited abroad, which could affect our ability to expand to international markets or require costly efforts to protect our technology. Policing the unauthorized use of our products, trademarks and other proprietary rights is expensive, difficult and, in some cases, impossible. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management resources, either of which could harm our business. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

In the past we received, from time to time, "cease and desist" letters alleging patent infringements.  Although there are currently no formal infringement claims or other actions pending against us, in the event that we are required to defend ourselves against any such claims or actions we could be subject to substantial costs and diversion of management resources.

In addition, to the extent we are not successful in defending such claims, we may be subject to injunctions with respect to the use or sale of certain of our products or to liabilities for damages and may be required to obtain licenses which may not be available on reasonable terms. Any of these may have a material adverse impact on our business or financial condition.

We face risks relating to our use of certain "open source" software tools.

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

Our services involve the storage and transmission of customers' proprietary information, and security breaches could expose us to a risk of loss of this information and possible liability. While we have security measures in place, they may be breached as a result of third-party action, including intentional misconduct by computer hackers, employee error, malfeasance or otherwise and result in someone obtaining unauthorized access to our IT data, our customers' data or our data, including our intellectual property and other confidential business information.

Some of our customers use our products to compile and analyze highly sensitive or confidential information. We may come into contact with such information or data when we perform service or maintenance functions for our customers. While we have internal policies and procedures for employees in connection with performing these functions, the perception or fact that any of our employees has improperly handled sensitive information of a customer or a customer's end user could negatively affect our business.

Cyber security attacks are becoming increasingly sophisticated and in many cases may not be identified until a security breach actually occurs. If we fail to recognize and deal with such security attacks and threats and if we fail to update our products and solutions and prevent such threatened attacks in real time to protect our customers' or other parties' sensitive information, whether retained in our systems or by our customers using our products, our business and reputation will be harmed.

Third parties may attempt to breach our security measures or inappropriately take advantage of our solutions, including our SaaS and hosting services, through computer viruses, electronic break-ins and other disruptions.  Additionally, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our customers' data, our data or our systems. Furthermore, our customers may authorize third party technology providers to access their customer data, and some of our customers may not have adequate security measures in place to protect their data that is stored on our services. Because we do not control our customers or third-party technology providers, or the processing of such data by third-party technology providers, we cannot ensure the integrity or security of such transmissions or processing. Malicious third parties may also conduct attacks designed to temporarily deny customers access to our services. Any security breach could result in a loss of confidence in the security of our services, damage our reputation, negatively impact our future sales, disrupt our business and lead to legal liability.

Risks Relating to Regulatory Environment

Changes in the legal and regulatory environment could materially and adversely affect our business, results of operations and financial condition.

Our business, results of operations and financial condition could be materially and adversely affected if laws, regulations or standards relating to our business and products, us or our employees (including labor laws and regulations) are constantly implemented or changed.  Such implemented laws and regulations include requirements in the United States, Europe and other territories in relation to, data privacy and protection, anti-bribery and anti-corruption, import and export, labor, tax and environmental and social issues. It is expected that the recently appointed administration in the U.S. will promulgate new or amended or abolish regulations that may impact our customers' business or our operations, such as Dodd –Frank Act or consumer protection laws, and which may reduce the demand for our products and services and may adversely affect our results of operations.

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

The accounting method for convertible debt securities that may be settled in cash, such as the Notes, may have a material effect on our reported financial results.

Under Accounting Standards Codification 470-20, Debt with Conversion and Other Options, an entity must separately account for the liability and equity components of convertible or exchangeable debt instruments (such as the Notes) that may be settled entirely or partially in cash upon exchange in a manner that reflects our economic interest cost. The effect of ASC 470-20 on the accounting for the Notes is that the equity component is required to be included in the additional paid-in capital section of shareholders' equity on our consolidated balance sheet, and the value of the equity component would be treated as original issue discount for purposes of accounting for the debt component of the Notes. As a result, we will be required to record a greater amount of non-cash interest expense in current periods presented as a result of the amortization of the discounted carrying value of the Notes to their face amount over the term of the Notes. We will report lower net income (or greater net loss) in our financial results because ASC 470-20 requires interest to include both the current period's amortization of the debt discount and the instrument's coupon interest, which could adversely affect our reported or future financial results.

In addition, convertible or exchangeable debt instruments (such as the Notes) that may be settled entirely or partly in cash are currently accounted for utilizing the treasury stock method if we have the ability and intent to settle exchanges in cash, the effect of which is that the ADSs deliverable upon exchange of the Notes are not included in the calculation of diluted earnings per share except to the extent that the exchange value of the Notes exceeds their principal amount. Under the treasury stock method, for diluted earnings per share purposes, the transaction is accounted for as if the number of ADSs that would be necessary to settle such excess (if we elected to settle such excess in ADSs) are deemed issued. We cannot be sure that we will be able to continue to demonstrate the ability or intent to settle in cash or that the accounting standards in the future will continue to permit the use of the treasury stock method. If we are unable to use the treasury stock method in accounting for the ADSs deliverable upon exchange of the Notes, our diluted earnings per share would be adversely affected.

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

Israel also faces threats from Hezbollah militants in Lebanon, from ISIS and rebel forces in Syria, and from Iran. Moreover, some of Israel's neighboring countries have recently undergone or are undergoing significant political changes.  Any of these situations could escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular, and have a negative impact on our ability to operate.  In addition, acts of terrorism, armed conflicts or political instability in the region could negatively affect global and local economic conditions and harm our results of operations. Furthermore, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies or boycott Israel as a result of an increase in hostilities or due to disagreement with Israel's policies and agenda.  This may also seriously harm our operating results, financial condition and the ability to expand our business.  Our products are heavily dependent upon components imported from, and most of our sales are made to, countries outside of Israel.  Accordingly, our business, financial condition and results of operations could be materially adversely affected if trade between Israel and its present trading partners were interrupted or curtailed.  Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

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

We derive and expect to continue to derive significant benefits from various programs including Israeli tax benefits relating to our "Preferred Technology Enterprise" programs and certain grants from the National Association for Technology and Innovation (formerly known as the Office of the Chief Scientist of the Ministry of Economy) of the State of Israel (the "NATI"), for research and development.

To be eligible for tax benefits as a Preferred Technology Enterprise, we must continue to meet certain conditions.  While we believe that we meet the conditions to entitle us to previously obtained Israeli tax benefits, there can be no assurance that the tax authorities in Israel will concur.

To be eligible for NATI-related grants and benefits, we must continue to meet certain conditions, including conducting the research, development, manufacturing of products developed with such NATI grants in Israel and providing the NATI with an undertaking that the know-how to be funded and any derivatives thereof is wholly owned by us, upon its creation.  In addition, we are prohibited from transferring to third parties the know-how developed with these grants without the prior approval of a governmental committee and, possibly, paying a fee.  See Item 4, "Information on the Company—Research and Development" in this annual report, for additional information about NATI programs.

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

If grants, programs and benefits available to us or the laws, rules and regulations under which they were granted are eliminated or their scope is further reduced, or if we fail to meet the conditions of existing grants, programs or benefits and are required to refund grants or tax benefits already received (together with interest and certain inflation adjustments) or fail to meet the criteria for future Preferred Technology Enterprises, our business, financial condition and results of operations could be materially adversely affected.

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

See Item 10, "Additional Information—Mergers and Acquisitions" in this annual report, for additional discussion regarding anti-takeover effects of Israeli law.

Risks Relating to our Securities

The market price of each of our ADSs, ordinary shares and the Notes is volatile and may decline.

Numerous factors, some of which are beyond our control, may cause the market price of our ADSs, ordinary shares and the Notes to fluctuate significantly. These factors include, among other things:

•	Quarterly variations in our operating results;
•	Changes in expectations as to our future financial performance, including financial estimates by securities
•	Perceptions of our company held by analysts and investors;
•	Additions or departures of key personnel;
•	Announcements related to dividends;
•	Development of or disputes concerning our intellectual property rights;
•	Announcements of technological innovations;
•	Customer orders or new products by us or our competitors;
•	Acquisitions or investments by us or by our competitors and partners;
•	The exchangeability of the Notes for ADSs;
•	Hedging or arbitrage trading activity involving ADSs by holders of the Notes;
•
Modification of hedge positions by counterparties to the hedge transactions we entered into simultaneously with the issuance of the Notes, including the possible entry into or unwinding of derivative transactions with respect to the ADSs or the purchase or sale of the ADSs or other NICE securities in secondary market transactions;

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

Our ADSs have been listed on The NASDAQ Stock Market since 1996 and our ordinary shares have been traded on the Tel Aviv Stock Exchange, or the "TASE", since 1991. Trading in our securities on these markets takes place in different currencies (our ADSs are traded in U.S. dollars and our ordinary shares are traded in New Israeli Shekels), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). As a result the trading prices of our securities on these two markets may differ due to these factors. In addition, any decrease in the price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

Substantial future sales or the perception of sales of our ADSs or ordinary shares, or the exchange of a substantial amount of Notes, or perception thereof, could cause the price of our ADSs or ordinary shares to decline.

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

Additionally, future exchanges of the Notes for ADSs, or the perception that these exchanges may occur, could reduce the market price of the ordinary shares or ADSs. This could also impair NICE's abilities to raise additional capital through the sale of its securities.

The market prices of the ordinary shares and the ADSs, which may fluctuate significantly, will directly affect the market price for the Notes.

We expect that the market price of the ordinary shares and the ADSs will affect the market price of the Notes. This may result in greater volatility in the market price of the Notes than would be expected for non-exchangeable notes. The market price of the ordinary shares and the ADSs will likely fluctuate in response to a number of factors, many of which are beyond our control. Holders who receive ADSs upon exchange of the Notes will therefore be subject to the risk of volatility and depressed prices of ADSs. In addition, we expect that the market price of the Notes will be influenced by yield and interest rates in the capital markets, our creditworthiness and the occurrence of certain events affecting us that do not require an adjustment to the exchange rate. Fluctuations in yield rates in particular may give rise to arbitrage opportunities based upon changes in the relative values of the Notes and ADSs. Any such arbitrage could, in turn, affect the market prices of ADSs and the Notes.

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

We have not registered, and do not currently intend to register, the Notes, the ADSs into which the Notes are exchanged or exchangeable or the ordinary shares represented thereby. There are restrictions on Noteholders' ability to transfer or resell the Notes, ADSs and the underlying ordinary shares.

The Notes, the ADSs deliverable upon exchange of the Notes and the ordinary shares represented thereby were offered and sold pursuant to an exemption from registration under the Securities Act and applicable state securities laws, and we have not registered, and do not currently intend to register, the Notes, the ADSs or such ordinary shares. Therefore, Noteholders may transfer or resell the Notes only in a transaction registered under or exempt from the registration requirements of the Securities Act and applicable state securities laws, and may be required to bear the risk of their investment for an indefinite period of time.

The fundamental change and make-whole fundamental change provisions of the Notes may delay or prevent an otherwise beneficial attempt to acquire our company.

The fundamental change prepayment rights of the Noteholders under the Notes, which would allow Noteholders to require that we prepay all or a portion of their Note upon the occurrence of a fundamental change, and the provisions under the Notes requiring an increase to the exchange rate for exchanges in connection with a make-whole fundamental change, in certain circumstances may delay or prevent an acquisition of NICE that would otherwise be beneficial to our shareholders.

                Item 4.               Information on the Company.

Company Background

NICE was founded on September 28, 1986, as NICE Neptun Intelligent Computer Engineering Ltd., and on October 14, 1991 was renamed NICE-Systems Ltd. On June 6, 2016 we were renamed NICE Ltd., which is our legal and commercial name. NICE is a company limited by shares organized under the laws of the State of Israel.  Our headquarters are located at 13 Zarchin Street, P.O. Box 690, Ra'anana 4310602, Israel (Tel. +972-9-775-3151). In the United States, our subsidiary, NICE Systems, is located at 221 River Street, Hoboken, New Jersey 07030.

In the last three fiscal years, our principal capital expenditures were the acquisition of other businesses, repurchases of our ADRs and distributions of dividends.  For information regarding our acquisitions and ordinary share repurchases, please see Item 5, "Operating and Financial Review and Prospects—Recent Acquisitions," and "Liquidity and Capital Resources," in this annual report.  For additional information regarding our ordinary share repurchases, please also see Item 16E, "Purchases of Equity Securities by the Issuer and Affiliated Purchasers," in this annual report.

For a breakdown of total revenues by products and services and by geographic markets for each of the last three years, please see Item 5, "Operating and Financial Review and Prospects – Results of Operation," in this annual report.

About NICE

NICE is a global software leader in omnichannel analytics and cloud solutions for the Customer Engagement and Financial Crime & Compliance markets.

Our mission is to empower organizations to make smart business decisions through deep human understanding.

We provide software solutions that help organizations understand their customers and employees and predict their intentions and their needs to create exceptional customer experiences, understand their workforce to drive greater efficiency, and identify suspicious behaviour to prevent financial crime and non-compliant activities.

We do this by providing customer engagement platforms, capturing interactions and transactions across multiple channels and sources and applying best-in-class analytics to this data to provide real-time insight and uncover intent. NICE helps its customers improve their service and security by applying machine learning to cross-industry data and offering customers collective insights. Our solutions allow organizations to operationalize this insight and embed it within their workflows and daily business processes.

NICE is at the forefront of two industry transformations: the adoption of cloud-delivered fully-integrated customer engagement platforms and the shift of financial institutions to integrated risk management platforms for handling end-to-end financial crime prevention.

In both cases, deep integration of process automation and analytics enables customers to achieve much greater effectiveness and efficiency.

Our advanced technologies and core competencies around customer interaction platforms, data capture, process automation, advanced real-time analytics and cloud services were developed organically and through multiple acquisitions.

We rely on several key assets to drive our growth:

• Our loyal customer base. Today, more than 25,000 organizations in over 150 countries, including 85 of the Fortune 100 companies, are using NICE solutions.

• Our market leadership makes us a well-recognized brand, and creates top-of-mind awareness for our solutions in our areas of operation.

• Our market-leading products and technologies for customer engagement, data capture, analytics, and cloud, which are protected by a broad array of patents.

• Our ability to quickly drive mainstream adoption for innovative solutions and new technologies, which we introduce to the market through our direct sales force and distribution network.

• Our skilled employees and domain expertise in our core markets allows us to bring our customers the right solutions to address key business challenges and build strong customer partnerships.

• Our services, customer support and operations, which enable our customers to quickly enjoy the benefits of our solutions, with multiple deployment models in the cloud or on-premises throughout the world and support for full value realization and customer success.

We have established a leadership position in many of our areas of operation by offering comprehensive and innovative enterprise-grade solutions and technologies. Our customers, across all sizes and verticals, including banking, telecommunications, healthcare, insurance, retail, travel, public safety, state and local government and more, are benefiting from the tangible and practical business value that our solutions provide.

Business Overview

NICE is an industry leader operating in two main markets: Customer Engagement and Financial Crime & Compliance. NICE's long term strategy is to strengthen its leadership position in these two market segments and further enhance its position in adjacent markets. During 2016, NICE achieved significant milestones in executing its long term strategy, including the acquisitions of inContact and Nexidia, which significantly enhanced our position as the leader in the Customer Engagement market.

 Customer Engagement

Organizations that serve consumers are challenged to provide high quality service that is responsive to their customers' ever-changing needs and to differentiate themselves through efficient and effective customer engagement. In addition, they have to find ways to leverage customer interactions and generate upsell opportunities.  They need to accomplish these objectives while containing operational costs and adhering to regulations. NICE Customer Engagement solutions help organizations address these challenges.

NICE is a global leader in the Customer Engagement market. Our portfolio of solutions serves thousands of organizations worldwide, providing an omnichannel customer engagement platform, data-driven insights that empower businesses to deliver consistent and personalized experience across the customer journey, delivered both on-premises and in the cloud. Additionally, our solutions optimize business performance and ensure compliance.

Our solutions serve contact centers, self-service channels, back office operations and retail branches, spanning multiple industries, including: banking, telecommunications, insurance, healthcare, business process outsourcing (BPO), government, utilities, travel, entertainment and e-commerce.

Our customers use our solutions to engage with their customers in real time, understand who they are and what their needs are, and drive the right "next best action." In addition, they can ensure that their employees are engaged, properly trained and in a position to provide the highest quality of service.

With an engaged workforce and understanding of the intent and journey of its consumers, NICE allows organizations to provide the consistent and personalized experience that customers expect, as well as improve operational efficiency, ensure regulatory compliance and increase revenues.

Financial Crime & Compliance

Financial institutions are regularly challenged with prevention of fraud and money laundering, and compliance adherence. They have a common need for risk management solutions that will help them stay ahead of the evolving landscape of threats and efficiently adapt to changes in business and regulatory requirements. NICE provides organizations with proven capabilities for real-time and cross-channel fraud prevention, anti-money laundering, brokerage compliance and enterprise-wide case management. With this complete set of best-in-class solutions, financial institutions can tighten risk controls, lower operational and IT costs, enhance investigation efficiency and improve customer experience.

NICE serves the financial crime & compliance needs of hundreds of organizations, including some of the world's top financial institutions and regulatory authorities. Our solutions monitor millions of financial transactions daily, enabling organizations to mitigate the risk of financial crime, improve compliance and reduce operational costs.

Industry and Technology Trends

Following are the key trends that are driving demand for our solutions:

•
Consumers demand a single omnichannel effortless and immediate experience with consistent service across all touchpoints. Consumer behavior is significantly changing in terms of expectations and the way they interact with service providers. Consumers demand immediate, effortless, consistent and personalized experiences across all communication channels, including mobile apps, web, chat, SMS, social, and over the phone, with the least amount of effort. They easily and often traverse these channels, depending on their task, location, time-of-day or even progress within a certain process. They view all these channels as one, and organizations are expected to quickly adapt to the large variety of channels as well to view them in the same way their consumers do, offering a consistent experience across all touch points.

•
Cloud adoption is accelerating and demand is expanding across segments. Cloud delivery is becoming increasingly popular in providing flexible and cost-effective deployment models for enterprise systems. These include SaaS, Contact Center as a Service, Infrastructure as a Service, Platform as a Service, and other cloud-based solutions. By using cloud solutions, customers of all sizes can scale quickly and easily in all geographic locations while paying only for the amount of resources they use. There are several market needs driving this trend, including the desire for business agility, the pressure to continually improve operational efficiency and innovate to reduce total cost of ownership (“TCO”), and to ease implementation complexity.

•
Proliferation of analytics as a main driver for successful customer engagement. Organizations are increasingly implementing a customer-centric strategy to get better visibility to their customers’ multi-channel journey. Organizations are now moving from simple Business Intelligence tools to focused decisioning and real-time action solutions – being proactive instead of reactive and predictive/prescriptive instead of descriptive. Front and back office functions seek to employ analytics to better optimize their operations. In addition, organizations today are exploring cognitive engagement solutions, like interactive computing, predictive analytics and machine learning.

•
Organizations look at Big Data technologies to analyze a wealth of information, derive new business insight and act in real time. Structured and unstructured data, from millions of omnichannel interactions and transactions, open up an opportunity to gain deep insight and human understanding, regarding customer and employee intentions and behavioral patterns. Organizations keep looking for ways to elevate their usage of Big Data and advance from glimpses of interactions and transactions to a meaningful understanding of behaviors and to identify a customer's underlying concerns. Furthermore, they strive to ensure compliance in real time, which is then translated into action and into providing the best solution and accurate response.

•
Automation and Machine Learning are increasingly used to enhance customer experience and efficiency. Smart and self-learning machines allow for the automated enhancement of real-time guidance and analytics-based insights (including speech and text analytics), behavior analytics and technique focused on profiling, trending and pattern detection. As a result, organizations increasingly use these technologies to provide faster and more efficient customer service.

•
Preventing financial crime and ensuring stringent compliance and evolving regulatory environments. Financial services regulators are calling for a fundamental change in the underlying culture of the entities that they regulate, in order to send a strong message from the executive suite on down that protecting an institution, its customers and its assets, is of primary importance. The need to ensure compliance with requirements for advanced technological solutions can be seen across customer interactions and financial services markets. Financial services organizations are increasingly being asked to document and prove to their regulators that the controls that are in place are working and effective. This is evidenced by substantial fines that have recently been levied against such institutions. Furthermore, the regulatory requirements are constantly evolving, requiring financial institutions to respond with solutions that are up to date with the latest modifications.

•
An unpredictable threat landscape environment. The growing number of data breaches and cyber security incidents puts increasing amounts of personally identifiable information and sensitive data at risk of exposure. This information can be used to open accounts that can be used for laundering money, terrorist financing, account fraud, market manipulation, social engineering, and more. Such potential risks threaten an organization's reputation, as well as create large financial exposures due to both losses as well as fines. In addition, the large volumes of data, having to do with both internal and external threats, place an enormous operational burden on organizations dealing with threats. Having the ability to aggregate, analyze, compare, and decision those incidents and cases increasingly points to the need for a robust and comprehensive way in which cases are handled by large financial services organizations.

•
An increasing need to control cost of compliance. The regulatory pressures and increasing threat landscape have driven a sharp increase in the number of risk and compliance personnel, which in turn have dramatically increased the cost of compliance. Customers are turning to technology to allow them to control these costs without compromising their compliance adherence and while continuing to lower their exposure to financial crime.

•
An Integrated Risk Management Platform is becoming more prevalent. The ever-expanding risk landscape and sophistication of financial criminals as well as the need to keep cost in check creates a growing need for a single view of financial crime-related risk, thereby allowing organizations to aggregate and analyze the different detection signals coming from throughout the financial services organization. Financial institutions are seeking a single platform that aggregates all such information from across the organization, analyzes it, acts on it and presents it in a single dashboard to both operations and executives.

Strategy

Strengthening our market leadership

We intend to increase our market-leading position by continuing to offer and expand our comprehensive portfolio of solutions, differentiated by the ability to use analytics and machine learning to drive decisions and actions, addressing various business needs through multiple business models. Our brand, global reach, financial resources, extensive domain expertise and ability to deliver solutions for large organizations will also contribute to increasing our market-leading position.

In recent years we have significantly enhanced our cloud offering, and we will continue to expand this offering. The cloud offering enables us to grow our value to our existing customers, as well as expand NICE's reach to the mid-market, considerably increasing our addressable market size.

We intend to drive additional growth by continuing to develop our direct relationship with customers, nurturing our partner ecosystem, and creating growth in each of our business areas. Additionally, we intend to lead in new product categories, as we introduce novel solutions and enter additional market segments.

Our products and technologies can provide value in markets that are adjacent to our existing markets, such as back office operations, alternative payment service providers, fintech and others. We plan to expand our market reach into such adjacencies, by adapting our products and leveraging technology as well as our customer relationships and brand to expand our addressable market.

Continuing to deliver more comprehensive solutions to our existing customers

One of our main assets is our customer base. We believe there are many opportunities to up-sell and cross-sell within our existing customer base. This includes increasing our customers' exposure to the full breadth of our solutions, migrating them to our next-generation portfolio, and providing them the benefits of our new and expanded offerings.

Continuing organic innovation and development, while also pursuing acquisitions

We intend to continue investing in innovation and development and plan to continue augmenting our organic growth with additional acquisitions that broaden our product and technology portfolio, expand our presence in selected vertical and adjacent markets and geographic areas, broaden our customer base, and increase our distribution channels.

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

Providing innovative, real-time analytics and machine learning and cross-channel solutions with significant impact for our customers' businesses

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

We plan to continue to enhance our capabilities in operationalizing Big Data with analytics, behavior prediction, decisioning and guidance. We also plan to continue enabling organizations to address the full lifecycle of interactions, transactions and events (i.e., before, during, and after they occur).

Offering an enterprise software business model

Our strategy is to offer our solutions in alignment with both on-premises and cloud-based enterprise software business models.

In the on-premises model customers purchase a license to use our software indefinitely, while also purchasing related professional services and annual software maintenance. We also offer some of our solutions under a term license, according to which customers purchase a license to use our software for a fixed period of time. Growth in maintenance revenues (which is primarily a result of high maintenance contract renewal rates and the growth of our on-premises client base) is driving an increase in our recurring revenue.

We offer our solutions in cloud-based models, providing our customers access to faster innovation, more flexibility as well as a lower TCO. We see a growing demand for these models and they could enhance our penetration into the smaller business market segment, as well as enable our existing customers to broaden their use of our products. We intend to continue offering our solutions in a variety of models, which enables us to be flexible in effectively addressing our customers' needs. This, in turn, will enable us to focus on growth and improving profitability.

An increase in the proportion of recurring revenue (both from recurring maintenance and cloud sales) out of our overall revenue mix, is expected to provide increasingly predictable revenue streams.

Customer Engagement Business Strategy

Our strategy is to extend our market leading position in the customer engagement space, while continuing to expand beyond the contact center to the different customer experience channels and touch points with multiple delivery models. We will achieve that by providing solutions that focus on:

•	Introducing the next-generation Customer Engagement platform, the Experience Center: Combining omnichannel routing, self-service, customer journey analytics, adaptive WFO and automation in the cloud.

•	Creating cloud transformation across the Customer Engagement portfolio for all segments and regions, to enhance flexibility, agility and lower TCO.

•	Providing a comprehensive suite of customer service essentials, from predictive omnichannel routing and WFO to advanced analytics based applications.

•	Infusing Analytics into each and every element of customer engagement.

•
Transforming the workforce through Adaptive Workforce Optimization (Adaptive WFO), by creating and managing agent personas through enhancement of the employee experience and engagement, in order to drive their motivation and reduce attrition.

•	Leveraging Artificial Intelligence and advanced process automation technologies to dramatically reduce routine employee activities and improve the efficiency of customer engagement solutions

•	Extending and increasing our offering to the SMB market segment, through cloud offerings.

•	Analyzing individual customer journeys and operationalizing the insights extracted to create business value in real-time for customer experience stakeholders.

•	Understanding the voice of the customer, across all touch points, and taking action to address the needs of Customer Experience Officers and other stakeholders in the marketing department.

•	Offering solutions to all customer touchpoints implemented in the contact center, as well as solutions that benefit back office operations, retail branches, and self-service channels.

Financial Crime and Compliance Business Strategy

We plan to continue extending our market leading position by focusing on:

•	Delivering integrated financial crime and compliance solutions that help financial services organizations to identify issues faster and earlier.

•	Leveraging Big Data, machine learning and other advanced technologies, integrated with our financial crime and compliance platform to help customers reduce cost of operations.

•	Continuing to cross-sell and up-sell into our existing customer base around the world.

•	Continuing to focus on tier 1 clients by providing them with solutions to meet their needs via cloud and on-premise models.

•	Leveraging cloud and SaaS to expand the reach of our solutions to tier 2 customers, thereby providing us an opportunity to significantly enhance our addressable market.

•	Partnering with world-class consultancy and other firms to identify additional significant opportunities.

•	Increasingly selling holistic solutions, combining Financial Crime and Compliance offerings with Customer Engagement offerings.

•
Offering our solutions to verticals outside of the traditional financial services, such as gaming, energy, insurance, healthcare, industry regulators, government agencies, and alternative payments providers.

Our Solutions

I. Customer Engagement

Our Solutions' Core Capabilities

Omnichannel Routing enables organizations to run their contact center in the cloud, route contacts and interactions to ensure agents positively and productively interact with customers on any channel. Organizations gain business flexibility by quickly deploying agents anytime, anywhere for maximum operational flexibility and implementing routing and interactive voice, IVR and digital channel response changes in hours, not months.

Omnichannel, Real-time Interaction Analytics enables organizations to uncover the valuable data and insights hidden in customer interactions. It uses advanced technology powered by Nexidia Analytics, for analyzing speech, text, call flow, customer sentiment and employee desktop activity, in order to understand the root cause of service issues and to drive business results.

Omnichannel Recording and Interaction Management enables organizations to capture structured and unstructured customer interaction and transaction data from multiple channels, including: phone calls, chats, emails, videos, customer feedback, web sessions, social media postings, and walk-in centers.

Employee Engagement enables organizations to improve agent's individual productivity, identify performance gaps, deliver targeted coaching, and effectively forecast workloads and schedule staff in an adaptive manner. It fosters performance-driven operations and culture, leverages the power of advanced analytics, and embeds the voice of the customer into daily operations to engage employees.

Customer Journey Solutions enables organizations to analyze the entire customer journey across various touchpoints, transactions and events. These solutions allow our customers to have a comprehensive view of customer intents and actions throughout their journey. They also leverage Big Data infrastructure and predictive analytics models to identify and sequence individual customer interactions across time and touch points, including calls, text, IVR, web, self-service and others. With this analysis, organizations can understand the context of each contact, uncover patterns, predict needs and personalize interactions in real time.

Real-time Process Automation and Guidance enables organizations to have a real-time decisioning engine that supports business decisions. The engine draws on business rules and predictive models to automate mundane manual tasks through process insights derived from analytics that are applied while interactions are taking place, as well as post interactions or in batch mode. This combination enables organizations to make the right decision during individual interactions and across a mass number of interactions, which in turn drives future next-best-action guidance through process automation.

Open Cloud Platform enables organizations to get an enterprise-grade foundation for contact centers of any size to scale securely, deploy quickly, and serve customers globally. We offer an extensive collection of pre-built integrations from the broadest network of ecosystem partners.

The combination of the above capabilities enables organizations to improve customer experience and achieve business and operational goals. Solutions are available individually or as an integrated whole.

Addressing Business and Operational Needs

1. Omnichannel Routing

Solution	Description
Automatic Contact Distributor (ACD) and Interactive Voice Response (IVR)
Ensure customer requests are routed to qualified agents or resolved with self-service through a skills-based omnichannel routing engine that provides a universal queue for real-time interaction management, and a consolidated interface with a seamlessly integrated IVR for routing strategies across all supported channels.

Personal Connection
Provide inside sales an easier way to attain quota by connecting with more prospects every day and customer service the ability to reduce inbound calls through personalized, low cost, and proactive outbound notifications.

Customer Engagement Channels
Enable contact centers to service customers via any channel, with extensive routing options, consolidated reporting and a state-of-the-art agent interface. Channels include inbound and outbound voice, callback, voicemail, email, chat, text/SMS, Social Media and work items. Other channels, such as video, are implemented using work items.

2. Voice as a Service

Solution	Description
Network and Voice Connectivity Solutions
Provide Voice as a Service network connectivity suite that delivers flexible and reliable telephony services built specifically for the contact center. Offering a full range of telephony options, with guaranteed voice quality. Through our partnership with a leading, independent 3rd party, proactive diagnostic tools and extensive telephony expertise we ensure 99.99%.

3. Open Cloud Platform

Solution	Description
CRM Integrations
Provide pre-built CRM integrations, such as the inContact Agent for Salesforce, empower agents to personalize omnichannel customer service. They provide seamless, bidirectional CRM integrations with your contact center that increase agent efficiency and independence by delivering a real-time 360-degree view of the customer.

UCaaS Integrations
Provide pre-built or partner-provided integration with Unified Communication tools that enables seamless collaboration between contact center agents and experts in their organization. This easy to deploy integration provides a single solution for formal and informal contact center agents.

APIs	Empower organizations to customize and integrate their contact center with other business critical solutions to create the optimal customer service environment.

4. Compliance and Risk

Solution	Description
Compliance Omnichannel Recording
Proactively captures and retains all customer interactions across multiple touch points to help ensure compliance with government regulations, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act"), Security Exchange Commission Rule 17a-4, the Health Insurance Portability and Accountability Act, the Sarbanes–Oxley Act, the Payment Card Industry Data Security Standard, the Financial Services Authority and Medicare Improvements for Patients and Providers Act, as well as with internal policies. Compliance Recording is also an invaluable tool to resolve disputes, perform investigations and verify sales, as well as provide redundancy and disaster recovery capabilities to meet business continuity requirements.

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

Essential Compliance
Enables trading floors to record and store transactions and interactions in any media, as well as securely manage and access archived material on demand and in a flexible manner. Essential Compliance helps financial and energy trading firms ensure compliance with the strict recordkeeping requirements of today's regulatory environment.

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

5. Operational Efficiency

Solution	Description
Contact Center Omnichannel Recording
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

Performance Management
Maps enterprise business objectives to group and individual goals, and tracks and reports performance. It also automates critical managerial activities, including employee coaching, recognition, and performance improvement, allowing front-line managers to become more effective and efficient in developing their teams. Performance Management also includes unique capabilities, such as gamification, to engage and motivate and align employees around common and personalized business goals.

Workforce Management
Forecasts an organization's interactions load, schedules agent shifts across multiple sites with appropriate skills to manage and optimize the level of customer service resources in multi-skilled environments. It measures agent and team performance, and provides real-time change management to proactively respond to changing conditions.

Quality Central
Automates quality assurance processes and selection of calls for evaluation based on performance data. The solution facilitates root-cause evaluation, with easy drill down to interactions missing their Key Performance Indicator targets. Quality improvement is thus managed across voice, email, chat, and social media channels.

Nexidia Interaction Analytics
Analyzes large quantities of customer interactions across multiple channels in real time to identify hot topics and root causes quickly, and to produce actionable insights. These insights are then leveraged to improve processes, enhance customer experience, increase sales, optimize marketing campaigns and reduce operational costs.

Back Office Workforce Optimization
Automates manual processes, integrates data from employees' desktops, improves forecast accuracy, enables managers to view and manage resource capacity, and empowers employees to improve their own performance. It also provides tools to ensure regulatory compliance and accuracy, elevating the level of service customers receive across the entire enterprise.

Real-time Authentication
Leverages voice biometrics for authenticating customers in real time. The technology helps organizations to seamlessly enroll customers, expedites agent service, and significantly reduces the risk of fraud for all customers across voice and IVR channels

Call Volume Optimization
Leverages Big Data infrastructure and advanced predictive analytics to help organizations resolve customer needs in one contact, to predict and preempt follow-up calls, and to enable customers to effectively use self-service tools.

Real-time Process Optimization
Automatically monitors agent activity in real time, enabling organizations to identify process bottlenecks and implement best practices. With this information, the solution navigates agents through complex processes using on-screen guidance, and automates routine tasks to shorten handle time and eliminate manual processing errors.

Interactive Voice Response ("IVR") Optimization
The IVR Optimization solution enables customers to reduce customer effort by increasing IVR containment rate, reducing IVR repeat calls, agent transfers, drop-offs and deflections and dramatically improving call center efficiency.

Robotic Automation
Robotic solution for the automation of routine back office and contact center processes. Operated on virtual machines and monitored centrally, these robots handle end-to-end processes, essentially performing any routine task which the human user would otherwise do manually.

6. Customer Experience

Solution	Description
Total Voice of the Customer (TVoC)
Collects and analyzes comprehensive data from multiple interaction touch points and channels; analyzes interactions in real time and provides guidance on the next-best-action; proactively reaches out for customer feedback from any touch point, including text message, email, IVR, mobile app, and online forms immediately following an interaction through their channel of choice; and leverages social media analytics to monitor social networks and address customer issues. This enables companies to drive operations and deliver insights across departments by incorporating the customer's perspective.

Customer Journey Optimization
Helps organizations optimize their overall customer interactions process across multiple touch points. The solution automatically constructs a cross-channel map of the customer journey, providing insights into trends and focus areas. It automatically assigns contact reasons to every interaction and reveals customer behavior patterns, helping to predict the customer's next action and to respond accordingly. The solution highlights opportunities for self-service channel containment and offers real-time guidance for an improved customer experience.

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

7. Sales Optimization

Solution	Description
Sales Performance Management
Provides the end-to-end ability to create, manage and distribute all aspects of a commissions program. It automates the process of commission, bonus and incentive administration, in support of any type of variable pay system that rewards employees for achieving targets aligned with the business strategy.

Real Time Web Personalization
Uses customer intelligence, predictive models and machine learning to make insightful, real-time personalization decisions during customer interactions over the Web. The solution helps organizations improve customer retention, increase online conversion rates, and deliver better service by taking the next-best-action.

Sales Effectiveness
Helps organizations optimize their campaigns. Locates and quantifies specific events by building the right metrics to align with corporate objectives such as offers made versus up-sell opportunities. Correlates data points such as customer spend and purchase history to build predictive models, prioritizing customers with a propensity to buy and create the next-best offer. Identifies high-performing agents, and bases best practices off their behavior. Establishes thresholds and works with agents, measuring performance against sales driven metrics.

8. Public Safety Incident Debriefing and Investigation

Solution	Description
NICE Inform
Enables public safety agencies and organizations across various industries to capture, consolidate, synchronize and manage multimedia incident information efficiently and effectively. It captures and processes event information from a variety of media: radio and call audio, video, text, Computer-Aided Dispatch (CAD) systems, Geographic Information Systems, and others.

NICE Investigate
Automates and expedites the end-to-end collection, analysis and sharing of all digital case evidence – from Records Management Systems, CAD, interview room and emergency call audio, documents, photos, private and public CCTV, body-worn and in-car video, social media and more – to help facilitate building and clearing more cases faster.

9. Public Safety Emergency Response Optimization

Solution	Description
NICE Multimedia Recording
Addresses the needs of emergency communications, dispatch and air traffic control operations. The recording platform automatically records, analyzes, stores, quickly retrieves and instantly replays telephony, radio and IP voice calls, operator console screens and SMS Text-to-911. TDM and VoIP recordings can be used to ensure compliance with regulations, provide case or incident evidence, and manage and improve departmental quality and productivity.

NICE Inform
Helps emergency centers to effectively record, manage and derive valuable insights from today's higher volume and variety of communications. It captures multimedia communications and helps manage, synchronize and put incidents into context – saving time, money and resources, while ensuring quality and compliance.

II. Financial Crime and Compliance

Our Solutions' Core Capabilities

Core platform: Financial Crime and Compliance solutions (also known as NICE Actimize solutions) share a single, flexible and scalable core platform that enables financial institutions, financial services providers, and others to expand the use of NICE's solutions over time. This eases implementation and lowers total cost of ownership.

Analytical models and flexible tools: The core platform provides dozens of out-of-the-box analytical models with each specific solution, as well as flexible tools that can be used to develop and customize analytical models, data sources, and business processes at both the business and IT levels.

Multi-channel transaction management: The solutions are proven to capture and analyze thousands of financial transactions a second from a variety of sources and channels.

Domain-specific advanced analytics: Comprehensive, domain-specific solutions detect anomalous customer or employee behavior in real time, leveraging industry-proven analytics.

Real-time decisioning and enforcement: A real-time decisioning engine draws on analyzed data to trigger alerts that enable optimal enforcement and resolution. Built-in capabilities for comprehensive workflow and investigation allow effective alert management.

Solutions are available individually or as an integrated whole.

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
Suspicious Activity Monitoring
Leverages transaction analytics to offer end-to-end coverage for detection, scoring, alerting, workflow processing and reporting of suspicious activity to make sure nothing slips through the cracks. It supports the full investigation life cycle and, with NICE’s integrated case management platform, improves staff productivity, helping meet regulatory obligations in a cost-effective manner.

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

CTR Processing and Automation
Provides seamless automated Currency Transaction Reporting ("CTR") processing to ensure compliance with U.S. Bank Secrecy Act standards, and to optimize CTR processes for efficiency and cost-effectiveness. This allows for the reduction in manual intervention and errors. Built-in validation tools and flexible capabilities enhance the quality and timeliness of completed reports while letting organizations adapt to changing regulatory and business needs.

FATCA Compliance
Helps U.S. and non-U.S. financial institutions comply with the Foreign Account Tax Compliance Act (or FATCA), that requires foreign financial institutions and certain other non-financial foreign entities to report on the foreign assets held by their U.S. account holders). The solution helps establish a structured FATCA program from identifying U.S. owners and customers, and managing their documentation, to generating reports to meet United States Internal Revenue Service requirements. The solution enables complete life cycle assessment for FATCA-status identification, management and reporting, ensuring compliance while minimizing operational and customer impact.

AML Essentials
Addresses the challenges of financial institutions, with coverage that includes Transaction Monitoring, Customer Due Diligence, and Sanctions Screening. Actimize AML Essentials, a cloud-based offering that uses the same power and experience as our enterprise solutions, AML Essentials offers rapid deployment and reduces overhead to make compliance easier and at a lower total cost of ownership.

3. Fraud Prevention

Solution	Description
Card Fraud
Enables card issuers, acquirers and processors to detect fraudulent transactions, whether ATM, PIN, signature point-of-sale, or without a physical card. Market leading profile based behavioral analytics takes into account all available transaction, reference and location data to provide holistic coverage of card and account takeover. Solution includes:
The Actimize Digital & Mobile Wallet Fraud protects customers from digital account takeover, and protects organizations from fraud liability and negative brand reputation. Monitors and protects a full range of wallet activity, including card/account provisioning, card present and not present purchases, person-to-person transfers, bill payments, and account-service events.

The Actimize Pre-Paid Card Fraud solution identifies and prevents fraud in the pre-paid sector. From ATM to point-of-sale (POS) and Card-Not-Present (CNP), all transactions can be identified, interdicted on and alerted in real time.

Remote Banking Fraud
Provides end-to-end protection against account takeover from online, mobile, IVR, and contact center transactions. Unique industry-leading analytic models accurately detect anomalies and patterns in real time and Actimize open analytics offer the flexibility to develop in-house models and strategies. A central "risk hub" enables the sharing of internal and third-party data from multiple channels for fraud and cyber detection, operations, and investigations. By accurately and efficiently coordinating customer lifetime value, transaction amounts and service history, the solution optimizes fraud prevention by offering greater insight into cross-channel authentication and facilitates interdiction strategies.

Commercial Banking Fraud
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

Authentication-IQ
Manages multiple authentication methods and risk-based decisions by creating a complete customer profile, based on historical authentication activity, account servicing, and transactional  behavior  which  is  then  used  to  identify  suspicious  behavior  at  log-in or throughout a session, producing real-time actionable risk scores. Manages the  process  of  step  up  authentication,  choosing  the appropriate  method,  producing  alerts  and  enabling  real-time  interdiction. Provides  alert  and  case  management  in  a  unified  context  to  prioritize investigations and optimize workflow across the enterprise.

4. Financial Markets Compliance

Solution	Description
Institutional Trade Surveillance
Provides scenario management for identifying market manipulation and abuse, fair dealings with customers, and insider trading across asset classes (such as equities, fixed income, swaps and futures). It includes specific tools for desk supervision, control room surveillance, and trade reporting practices, to ensure comprehensive oversight and sales and trading compliance across all channels.

Retail Trade Surveillance
Addresses organization-wide compliance needs across a broad range of retail sales practices relating to Know Your Customer ("KYC") and Suitability requirements. It enables local and regional branch management to effectively delegate supervision across products and provides automated desk supervision, with electronic access and sign-off on individual trades.

Employee Trade Surveillance
Detects Conflicts of Interest and Rogue Trading. It completely automates the submission, review and approval process for employees' personal trades, including post-trade reconciliation. It analyzes transactions against rules mapped to the organization's employee trading policies and procedures.

Enterprise Conflicts Management
Offers a unified approach to maintain controls and detect conflicts of interest before they occur on a global, enterprise-wide scale. Enables organizations to effectively manage employee requests for personal trades by evaluating details of the proposed trade in real time and automatically determining if the request should be approved, rejected, or escalated to a supervisor for approval. The solution includes detection models that compare executions with the employee's trade request history to determine whether the trade was pre-cleared and approved and to reconcile the trade details with the terms and conditions of the approved trade request.

Sales Practices and Suitability
Provides coverage for a broad range of sales practices and issues, helping firms meet current and future global regulatory requirements and ensure investment recommendations are consistent with each client's investment objectives and suitability profiles. It also includes a comprehensive toolset to automate sales practice compliance processes. By automating oversight and supervision, firms can ensure consistency and maintain a consolidated audit trail, lowering regulatory risk while improving productivity and efficiency.

Strategic Alliances

We sell our solutions and products worldwide, both directly to customers and indirectly through selected partners to better serve our global customers. We partner with companies in a variety of sales channels, including service providers, system integrators, consulting firms, distributors, value-added resellers and complimentary technology vendors. These partners form a vital network for selling and supporting our solutions and products. We have established a business partner program, which provides full support and a broad portfolio of sales tools to help them promote the NICE offerings, helping to drive mutual revenue growth and success.

We also have strategic technology partnerships in place to ensure full integration with NICE's offerings, delivering value added capabilities that address a variety of technology environments.

The following is a partial list of our main partners, some of which we cooperate with across all of our businesses, while others are only involved in a portion of our initiatives: Accenture, Boston Consulting Group, Cisco, Cognizant, Deloitte, Fuze, IBM, Infosys, IPC, Motorola, PWC, Ring Central, Tata Consulting Services and Verizon.

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

Business Consulting promotes customer success through value-added services targeted to improve business operations, by leveraging and integrating NICE solutions into the customer's daily practices. This global consulting team consists of industry experts who have accumulated a broad portfolio of best practices and honed domain expertise, with extensive experience in implementing vertical market solutions for many industries. This helps our customers accelerate return on investment, increase revenue and minimize business costs.

Managed Analytics empowers organizations to meet short term objectives, such as lowering handle time or improving sales rates, along with achieving long term goals such as customer retention. Our team of experienced practitioners work with customers, guiding the process of collecting interactions, prioritizing subjects to study, conducting analysis and most importantly, developing plans that put the results of the analysis into action.

Customer Education Services provide users with the necessary knowledge and skills to operate NICE solutions and to leverage their capabilities to meet customer needs. These services are offered both before and after the deployment of NICE solutions.

Sustaining Value

Customer Success means working hand-in-hand with our customers to identify areas that can maximize business value and minimize complications, ensuring continued delivery of business benefits.

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

Customer Support and Maintenance responds to customer requests for support on a 24/7 basis, using advanced tools and methodologies. NICE offers flexible service level agreements to meet our customers' needs. Our solutions are generally sold with a warranty for repairs of hardware and software defects or malfunctions. Software maintenance includes an enhancement program with (in the majority of cases) an ongoing delivery of "like-for-like" upgrade releases, service packs and hot fixes. NICE also offers Technical Account Management service or TAM. The TAM is a designated manager responsible for escalation management and overall customer care services.

•	Proactive Maintenance addresses issues before they can significantly impact our customers' businesses. These offerings include:

•
Advanced Services – Technical experts perform system-level audits to ensure ongoing compliance with operational specifications as well as specific product customizations tailored to the requirements of the customer.

•	Network Operations Center – A 24/7 function that proactively monitors NICE-hosted and customer-premises environments with triage, resolution and escalation of system alarms.

•
Managed Technical Services – NICE offers a suite of managed technical services that enable the customer to fully outsource all necessary responsibilities & functions required in order to manage the NICE solutions. This service includes: dedicated onsite support engineers, system management, updates and upgrades.

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

We have qualified for and received the ISO-9001:2008 quality management for all of our products, as well as the ISO 27001:2013 information security management and ISO 14001:2004 environmental management certifications.

Research and Development

We believe that the development of new products and the enhancement of existing products are essential to our future success. Therefore, we intend to continue to devote substantial resources to research and new product development, and to continuously improve our systems and design processes in order to reduce the cost of our products. Our research and development efforts have been financed through our internal funds and programs sponsored through the Government of Israel and the European community. We believe our research and development effort has been an important factor in establishing and maintaining our competitive position. Gross expenditures on research and development in 2014, 2015 and 2016 were approximately $126.0 million, $132.0 million, and $152.0 million respectively, of which approximately $2.5 million, $2.2 million, and $1.7 million, respectively, were derived from third-party funding, and $0.4 million, $1.4 million, and $8.3 million, respectively, were capitalized software development costs.

In 2016, we were qualified to participate in nine programs funded by the Israeli NATI to develop generic technology relevant to the development of our products. Such programs are approved pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, or the Research and Development Law, and the regulations promulgated thereunder. We were eligible to receive grants constituting between 40% and 66% of certain research and development expenses relating to these programs. Some of these programs were approved as programs for companies with large research and development activities and some of these programs are in the form of membership in certain Magnet consortiums. Accordingly, the grants under these programs are not required to be repaid by way of royalties. However, the restrictions of the Research and Development Law described below apply to these programs. In 2014, 2015, and 2016 we received a total of $2.2 million, $2.1 million, and $1.3 million from the NATI programs, respectively, and we anticipate receiving approximately $0.6 million in 2017 from 2015 and 2016 approved programs.

The Research and Development Law generally requires that the product incorporating know-how developed under an NATI-funded program be manufactured in Israel.  However, upon the approval of the NATI (or notification in the event set forth below, as the case may be), some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased, which increase might be up to 300% of the grant (depending on the portion of the total manufacturing volume that is performed outside of Israel).  Following notification (rather than approval) to the NATI (and provided the NATI did not object), up to 10% of the grant recipient's approved Israeli manufacturing volume, measured on an aggregate basis, may be transferred out of Israel, subject to payment of the increased royalties referenced above.

The Research and Development Law also provides that know-how developed under an approved research and development program may not be transferred to third parties without the approval of the NATI.  Such approval is not required for the sale or export of any products resulting from such research or development.  The NATI, under special circumstances, may approve the transfer of NATI-funded know-how outside Israel, including, in the event of a sale of the know how or sale of the grant recipient, provided that the grant recipient pays to the NATI a portion of the sale price paid in consideration for such NATI-funded know-how or in consideration for the sale of the grant recipient itself, as the case may be, which portion will not exceed six times the amount of the grants received plus interest (or three times the amount of the grant received plus interest, in the event that the recipient of the know-how has committed to retain the R&D activities of the grant recipient in Israel after the transfer).

The Research and Development Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient.  The law requires the grant recipient and its controlling shareholders and non-Israeli interested parties to notify the NATI of any change in control of the recipient, or a change in the holdings of the means of control of the recipient that results in becoming an interested party directly in the recipient, and if the interested party is non-Israeli, requires the party to undertake to the NATI to comply with the Research and Development Law.  In addition, the rules of the NATI may require prior approval of the NATI or additional information or representations in respect of certain of such events.  Furthermore, the Research and Development Law imposes reporting requirements in the event that proceedings commence against the grant recipient, including under certain applicable liquidation, receivership or debtor's relief law or in the event that special officers, such as a receiver or liquidator, are appointed to the grant recipient.

Failure to satisfy the Research and Development Law's requirements may subject us to mandatory repayment of grants received by us (together with interest and penalties), as well as expose us to criminal proceedings. In addition, the Government of Israel may from time to time audit sales of products which it claims incorporates technology funded through NATI programs which may lead to additional royalties being payable on additional products.

 The funds available for NATI grants out of the annual budget of the State of Israel were reduced in recent years, and the Israeli authorities have indicated in the past that the government may further reduce or abolish NATI grants in the future.  Even if these grants are maintained, we cannot presently predict what would be the amounts of future grants, if any, that we might receive.

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

We currently hold 202 U.S. patents and 50 patents issued in additional countries covering substantially the same technology as the U.S. patents.  We have over 77 patent applications pending in the United States and other countries.  We believe that the improvement of existing products and the development of new products are important in establishing and maintaining a competitive advantage.  We believe that the value of our products is dependent upon our proprietary software and hardware continuing to be "trade secrets" or subject to copyright or patent protection.  We generally enter into non-disclosure and non-compete agreements with our employees and subcontractors.  However, there can be no assurance that such measures will protect our technology, or that others will not develop a similar technology or use technology in products competitive with those offered by us.  In most of the areas in which we operate, third parties also have patents which could be found applicable to our technology and products. Such third parties may include competitors, as well as large companies, which invest millions of dollars in their patent portfolios, regardless of their actual field of business. Although we believe that our products do not infringe upon the proprietary rights of third parties, there can be no assurance that one or more third parties will not make a contrary claim or that we will be successful in defending such claim.

In the past we received, from time to time, "cease and desist" letters claiming patent infringements.  Although there are currently no formal infringement claims or other actions pending against us, in the event that we are required to defend ourselves against any such claims or actions, we could be subject to substantial costs and diversion of management resources.

In addition, to the extent we are not successful in defending such claims, we may be subject to injunctions with respect to the use or sale of certain of our products or to liabilities for damages and may be required to obtain licenses which may not be available on reasonable terms. Any of these may have a material adverse impact on our business or financial condition.

 We own the following trademarks and/or registered trademarks in different countries:  Actimize, Actimize logo, NICE Adaptive WFO, NICE WFM, NICE Voice of the Customer, NICE Work Force Management, NICE Incentive Compensation, NICE Real Time Solutions, NICE Trading Recording, Customer Engagement Analytics, Decisive Moment, Fizzback, IEX, inContact, inContact Logo, Insight from Interactions, Intent. Insight. Impact., Last Message Replay, Mirra, NICE, NICE Analyzer, NICE Engage, NICE Engage Platform, NICE Interaction Management, NICE Sentinel, NICE Inform, NICE Inform Lite, NICE Performance Compliance, NICE Sentinel, NICE Inform Media Player, NICE Inform Verify, NICE Logo, NICE Perform, NICE Incentive Compensation Management, NICE Real Time Solutions, NICE Trading Recording, NICE Proactive Compliance, NICE Seamless, NICE Security Recording, NICE SmartCenter, NICE, NiceLog, Nexidia, Nexidia ((!)) Logo, Nexidia Interaction Analytics, Nexidia Advanced Interaction Analytics, Nexidia Search Grid, Neural Phonetic Speech Analytics, Own the Decisive Moment, Scenario Replay, Syfact, Syfact Investigator, TotalView, inContact Cloud Center Solutions, Supervisor on-the-go, VAAS, Voice as a Service, Personal Connection, InTouch, Echo and inCloud.

Seasonality

 The majority of our business operates as an enterprise software model, which is characterized, in part, by uneven business cycles throughout the year and under which a significant number of our licenses are entered into in the fourth quarter of each calendar year. We believe that seasonality in our business may become more prominent as the proportion of advanced software applications out of our overall sales mix continues to increase. We believe that these seasonal factors primarily reflect customer spending patterns and budget cycles.  In addition, we charge for some of our cloud software based on actual consumption, which may also fluctuate seasonally.  While seasonal factors such as these are common in the software and technology industry, this pattern should not be considered a reliable indicator of our future revenue or financial performance.  Many other factors, including general economic conditions, also have an impact on our business and financial results.  See "Risk Factors" under Item 3, "Key Information" of this annual report for a more detailed discussion of factors which may affect our business and financial results.

Regulation

Export Restrictions

We are subject to applicable export control regulations in countries from which we export goods and services, including the United States, Israel and the United Kingdom.  Such regulations may apply with respect to product components that are developed or manufactured in, or shipped from, the United States, Israel and the United Kingdom, or with respect to certain content contained in our products.  There are restrictions that apply to software products that contain encryption functionality.  In the event that our products and services are subject to such controls and restrictions, we may be required to obtain an export license or authorization and comply with other applicable requirements pursuant to such regulations.

European Environmental Regulations

Our European activities require us to comply with Directive 2002/95/EC of the European Parliament on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, and Directive 2011/65/EU of the European Parliament on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (together "RoHS").  RoHS provides, among other things, that producers of electrical and electronic equipment may not place new equipment containing certain materials, in amounts exceeding certain maximum concentration values, on the market in the European Union.  We are also required to comply with the European Community Regulation on chemicals and their safe use (EC 1907/2006) that deals with the Registration, Evaluation, Authorization and Restriction of Chemical substances ("REACH", SVHC-173), which requires producers to manage the risks from chemicals used in their products and to provide safety information on the substances found in their products.

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

Our European activities also require us to comply with Directive 2002/96/EC of the European Parliament on Waste Electrical and Electronic Equipment ("WEEE").  The WEEE directive covers the labeling, recovery and recycling of IT/Telecommunications equipment, electrical and electronic tools, monitoring and control instruments and other types of equipment, devices and items, and we have set up the operational and financial infrastructure required for collection and recycling of WEEE, as stipulated in the WEEE directive, including product labeling, registration and the joining of compliance schemes.  We are taking and will continue to take all requisite steps to ensure compliance with this directive.  If we fail to maintain compliance, we may be restricted from conducting certain business in the European Union, which could adversely affect our results of operations.

Similar regulations are being formulated in other parts of the world.  We may be required to comply with other similar programs that might be enacted outside Europe in the future.

Competition

We believe that our solutions have several competitive advantages (as set forth above in this Item 4 – "Business Overview") as well as: their scale, performance and accuracy, comprehensiveness of solutions and broad functionality.

We are leaders in the Customer Engagement space. We compete against WFO players such as Verint, Aspect, Calabrio and Genesys. In the CCaaS market, which is a part of the Contact Center Infrastructure market that is still mainly held by traditional on-premises players, we compete against Five9 and Interactive Intelligence (acquired by Genesys), Avaya and other niche vendors. In addition, we are seeing some CRM companies that provide a subset functionality of our broader offerings.

We are leaders in the Financial Crime and Compliance space. We compete against niche vendors that provide one subset of functionality to protect against a specific risk and against vendors that provide a more comprehensive offering. Such vendors include BAE Systems, FICO, Oracle and SAS Institute.

Organizational Structure

The following is a list of our significant subsidiaries, including the name and country of incorporation or residence. Each of our significant subsidiaries is wholly-owned by us.

Name of Subsidiary	Country of Incorporation or Residence
Nice Systems Australia PTY Ltd.s	Australia
NICE Systems Technologies Brasil LTDA	Brazil
NICE Systems Canada Ltd.	Canada
Nice Systems China Ltd.	China
Nice France S.A.R.L.	France
NICE Systems GmbH	Germany
NICE APAC Ltd.	Hong Kong
NICE Systems Kft	Hungary
Nice Interactive Solutions India Private Ltd.	India
Nice Technologies Ltd.	Ireland
Actimize Ltd.	Israel
Nice Japan Ltd.	Japan
NICE Technologies Mexico S.R.L.	Mexico
NICE Netherlands B.V.	Netherlands
Nice Systems (Singapore) Pte. Ltd.	Singapore
Nice Switzerland AG	Switzerland
Actimize UK Limited	United Kingdom
NICE Systems Technologies UK Limited	United Kingdom
NICE Systems UK Ltd.	United Kingdom
Actimize Inc.	United States
Nice Systems Inc.	United States
Nice Systems Latin America, Inc.	United States
Nice Systems Technologies Inc.	United States
Nexidia Inc.	United States
inContact Inc.	United States
CallCopy Inc.	United States
inContact Bolivia S.R.L.	Bolivia
inContact Limited	United Kingdom
inContact Philippines Inc.	Philippines

Property, Plants and Equipment

Our executive offices and engineering, research and development operations are located in North Ra'anana, Israel. The offices occupy approximately 330,000 square feet (which are partially sub-leased as detailed below), with an annual rent and maintenance fee of approximately $15.8 million, paid in NIS and linked to the Israeli consumer price index.  The lease for these offices in our Northern Ra'anana facilities will expire in October 2022.

Due to the sale of our Cyber and Intelligence and Physical Security business units during 2015, some of our office space was sub-leased and our portion of the annual rent and maintenance fee is now approximately $7.0 million, paid in NIS and linked to the Israeli consumer price index.

We have leased various other offices and facilities in several other countries.  Our headquarters in each region consist of the following facilities:

•
Our North American headquarters in Hoboken, New Jersey, occupies approximately 60,000 square feet. We consolidated our North American locations into this one office location in November 2016, and we intend to sub-lease our two former facilities in New Jersey and New York during the remainder of the respective lease terms.

•	Our EMEA headquarters in London, occupies approximately 22,500 square feet, and includes an office space and lab; and

•	Our APAC headquarters in Singapore occupies approximately 8,000 square feet and is used as office space.

We also have additional material leased facilities, consisting of the following:

•	Our Americas facilities located in –

o	Salt Lake City, Utah – an office that occupies approximately 128,000 square feet and includes office space and training facilities;

o	Atlanta, Georgia – two offices that occupy together approximately 40,000 square feet and are used as office space and a lab; and

Additional offices are located in Colorado, Texas, Ohio and California.

•	Our office in Pune, India - occupies 81,000 square feet and includes a research and development and service center.

We believe that our existing facilities are adequate to meet our current needs and substantially adequate to meet our foreseeable future needs.

Item 4A.              Unresolved Staff Comments.

None.

Item 5.                Operating and Financial Review and Prospects.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the related notes and other financial information included elsewhere in this annual report.  This discussion contains certain forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, including those set forth under Item 3, "Key Information - Risk Factors" and elsewhere in this annual report, our actual results may differ materially from those anticipated in these forward-looking statements.  For more information about forward-looking statements, see the Preliminary Note that precedes the Table of Contents of this annual report.

Overview

NICE is a global software leader in omnichannel analytics and cloud solutions for the Customer Engagement and Financial Crime & Compliance markets.

Our mission is to empower organizations to make smart business decisions through deep human understanding.

We provide software solutions that help organizations understand their customers and employees and predict their intentions and their needs to create exceptional customer experiences, understand their workforce to drive greater efficiency, and identify suspicious behaviour to prevent financial crime and non-compliant activities.

We do this by providing customer engagement platforms, capturing interactions and transactions across multiple channels and sources and applying best-in-class analytics to this data to provide real-time insight and uncover intent. NICE helps its customers improve their service and security by applying machine learning to cross-industry data and offering customers collective insights. Our solutions allow organizations to operationalize this insight and embed it within their workflows and daily business processes.

NICE is at the forefront of two industry transformations: the adoption of cloud-delivered fully-integrated customer engagement platforms and the shift of financial institutions to integrated risk management platforms for handling end-to-end financial crime prevention.

In both cases, deep integration of process automation and analytics enables customers to achieve much greater effectiveness and efficiency.

Our advanced technologies and core competencies around customer interaction platforms, data capture, process automation, advanced real-time analytics and cloud services were developed organically and through multiple acquisitions.

We rely on several key assets to drive our growth:

• Our loyal customer base. Today, more than 25,000 organizations in over 150 countries, including 85 of the Fortune 100 companies, are using NICE solutions.

• Our market leadership makes us a well-recognized brand, and creates top-of-mind awareness for our solutions in our areas of operation.

• Our market-leading products and technologies for customer engagement, data capture, analytics, and cloud, which are protected by a broad array of patents.

• Our ability to quickly drive mainstream adoption for innovative solutions and new technologies, which we introduce to the market through our direct sales force and distribution network.

• Our skilled employees and domain expertise in our core markets allows us to bring our customers the right solutions to address key business challenges and build strong customer partnerships.

• Our services, customer support and operations, which enable our customers to quickly enjoy the benefits of our solutions, with multiple deployment models in the cloud or on-premises throughout the world and support for full value realization and customer success.

We have established a leadership position in many of our areas of operation by offering comprehensive and innovative enterprise-grade solutions and technologies. Our customers, across all sizes and verticals, including banking, telecommunications, healthcare, insurance, retail, travel, public safety, state and local government and more, are benefiting from the tangible and practical business value that our solutions provide.

Recent Acquisitions

The following acquisitions were accounted for by the acquisition method of accounting, and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values.  The results of operations related to each acquisition are included in our consolidated statement of income from the date of acquisition.

On November 14, 2016, we completed the acquisition of inContact Inc. ("inContact"), a leading provider of cloud contact center software and agent optimization tools. We acquired inContact for total consideration of approximately $1 billion in cash. The acquisition enables us to offer a fully integrated and complete cloud contact center where companies can interact with customers. The acquisition enables the two market leaders to join forces and provide the industry's first fully integrated and complete cloud contact center solution suite.

On March 22, 2016, we completed the acquisition of Nexidia Inc. ("Nexidia"), a leading provider of advanced customer analytics. We acquired Nexidia for total consideration of approximately $135.0 million in cash. The acquisition allows us to offer a combined offering, featuring a best-in-class, analytics-based solution with accuracy, scalability and performance, enabling organizations to expand their analytics usage in critical business use cases. .

On March 11, 2016, we completed the acquisition of Voiceprint International, Inc ("VPI"), a provider of workforce optimization software and services for enterprises, contact centers, first responders and trading floors. We acquired VPI for total consideration of approximately $21.7 million in cash.

In addition, from time to time we complete acquisitions and investments that are not considered material to our business and operations.

Discontinued Operations

In September 2015, we sold our Physical Security business unit to Battery Ventures for total consideration of $92.5 million, consisting of $74.6 million in cash, notes of $2.9 million and up to a $15.0 million earn out based on future performance. Through NICE's Physical Security business unit, we previously provided video surveillance technologies and capabilities to security-aware organizations. We previously accounted for the Physical Security unit under the Security Solution segment.

In July 2015, we sold our Cyber and Intelligence business unit to Elbit Systems and one of its subsidiaries (together, "Elbit") for total consideration of $151.6 million, consisting of $111.6 million in cash and $40.0 million earn out based on future performance. In 2016, Elbit made certain claims in relation to the transaction in accordance with the procedures set in the acquisition agreement between the parties, which the parties settled in December 2016. Pursuant to such settlement, we recorded additional expenses in 2016 and a final net working capital price adjustment. Under the settlement agreement, we also agreed to reduce the earnout by $4.0 million.  We previously accounted for the Cyber and Intelligence unit under the Security Solution segment.

Following the sale of these two business units, we have classified their results of operations (including the gain on their disposal) and their assets and liabilities as discontinued operations in accordance with ASC 205-20, "Presentation of Financial Statements - Discontinued Operations".

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

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Management believes that the significant accounting policies which affect its more significant judgments and estimates used in the preparation of the Consolidated Financial Statements and those that are the most critical to aid in fully understanding and evaluating our reported results include the following:

•	Revenue recognition;

•	Allowance for doubtful accounts;

•	Impairment of long-lived assets;

•	Taxes on income;

•	Contingencies;

•	Business combination;

•	Stock-based compensation

•	Marketable securities; and

•	Fair value of financial instruments.

Revenue Recognition.  We generate revenues from sales of software products and services, which include SaaS and network connectivity, hosting, support and maintenance, implementation, configuration, project management, consulting, training as well as hardware sales. We sell our products directly through our sales force and indirectly through a global network of distributors, system integrators and strategic partners, all of whom are considered end-users.

The basis for our software revenue recognition is substantially governed by the accounting guidance contained in ASC 985-605, "Software-Revenue Recognition." Revenues from sales of our software products are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable. In transactions where a customer's contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or as the acceptance provision has lapsed.

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

For arrangements that contain both software and non-software components that function together to deliver the products' essential functionality, we allocate revenue to each element based on its relative selling price. In such circumstances, the accounting principles establish a hierarchy to determine the selling price to be used for allocating revenue to deliverables. The selling price for a deliverable is based on its VSOE, if available, third party evidence ("TPE") if VSOE is not available, or best estimated selling price ("BESP") if neither VSOE nor TPE are available. We establish VSOE of fair value using the price charged for a deliverable when sold separately. When VSOE cannot be established, we attempt to establish fair value of each element based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, our go-to-market strategy differs from that of our peers and our offerings contain a significant level of differentiation such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, we are unable to reliably determine what similar competitor products' selling prices are on a standalone basis. Therefore, we are typically not able to determine TPE. The BESP price is established considering several external and internal factors including, but not limited to, historical sales, pricing practices and geographies in which we offer our products. The determination of the BESP is subject to discretion.

Our policy for establishing VSOE of fair value of maintenance services is based on the price charged when the maintenance is renewed separately. Establishment of VSOE of fair value of professional services is based on the price charged when these services are sold separately.

Revenues from fixed price contracts that require significant customization, integration and installation are recognized based on ASC 605-35, "Construction-Type and Production-Type Contracts," using the percentage-of-completion method of accounting based on the ratio of costs related to contract performance incurred to date to the total estimated amount of such costs. The amount of revenue recognized is based on the total fees under the arrangement and the percentage of completion achieved. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contact.

Our SaaS offerings provide customers access to certain of our software within a cloud-based IT environment on a subscription basis, and may also include network connectivity services over our network or through third party network connectivity providers on a usage basis. Because such offerings do not grant customers the right to take possession of the software, we consider these arrangements to be service contracts which are not within the scope of ASC 985-605. In addition, we also derive revenue from professional services included in implementing or improving a customer's cloud software solutions experience.

Revenues for our SaaS offerings are recognized ratably over the contract term or based on actual usage, commencing with the date the service is made available to customers and all other revenue recognition criteria have been satisfied. Revenue from the network connectivity usage is derived based on customer specific rate plans and call usage and is recognized in the period the call is initiated.  Upfront fees related to professional services that are not considered to have standalone value, are deferred and recognized over the estimated life of the customer.

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

Allowance for Doubtful Accounts.  We regularly review our allowance for doubtful accounts by considering factors such as historical experience, age of the account receivable and current economic conditions that may affect a customer's ability to pay.  We allocate a certain percentage for the provision based on the length of time the receivables are past due.

Impairment of Long-Lived Assets.  Our long-lived assets include goodwill, property and equipment and identifiable other intangible assets that are subject to amortization.

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, "Intangible - Goodwill and Other," ("ASC 350") goodwill is not amortized, but rather is subject to an annual impairment test.  ASC 350 requires goodwill to be tested for impairment at the reporting unit level at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. ASC 350 allows us to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the two-step impairment test is performed. Alternatively, ASC 350 permits to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test.

During the fourth quarter of 2016 we performed a qualitative assessment for our reporting units and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required. Accordingly, during 2016, no impairment charge was recognized.

 Our long-lived assets and identifiable intangibles that are subject to amortization are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment indicators include any significant changes in the manner of our use of the assets and significant negative industry or economic trends. Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows to the carrying amount of the asset, an impairment charge is recorded for the excess of the carrying amount over fair value. In 2016 no impairment charge was recognized.

Taxes on Income.  We account for income taxes in accordance with ASC 740, "Income Taxes". This topic prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized.

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

Contingencies.  We are currently involved in various claims and legal proceedings. We review the status of each matter and assess its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss.

Business Combination.  We apply the provisions of ASC 805, "Business Combination," and accordingly we allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to future expected cash flows from customer relationships, acquired technology and acquired trademarks from a market participant perspective, useful lives and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Stock-based Compensation.  We account for stock-based compensation in accordance with ASC 718, "Compensation - Stock Compensation" ("ASC 718"), which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. ASC 718 requires estimating the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated statement of income.

We recognize compensation expenses for the value of our awards, which have graded vesting, based on the accelerated attribution method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

We estimate the fair value of stock options granted using the Black-Scholes-Merton option-pricing model, which requires a number of assumptions: the expected volatility is based upon actual historical stock price movements; the expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding; the risk-free interest rate is based on the yield from U.S. Federal Reserve zero-coupon bonds with an equivalent term; and the expected dividend rate (an annualized dividend yield) is based on the per share dividend declared by the our Board of Directors.

We measure the fair value of restricted stock based on the market value of the underlying shares at the date of grant.

Marketable securities.  We account for investments in debt securities in accordance with ASC 320, "Investments - Debt and Equity Securities". Management determines the appropriate classification of its investments in debt securities at the time of purchase and re-evaluates such determinations at each balance sheet date.

Marketable securities classified as "available-for-sale" are carried at fair value, based on quoted market prices. Unrealized gains and losses are reported in a separate component of shareholders' equity in accumulated other comprehensive income (loss). Gains and losses are recognized when realized, on a specific identification basis, in our consolidated statements of income.

Our securities are reviewed for impairment in accordance with ASC 320-10-65. If such assets are considered to be impaired, the impairment charge is recognized in earnings when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and our intent to sell, including whether it is more likely than not that we will be required to sell the investment before recovery of cost basis. For securities with an unrealized loss that we intend to sell, or it is more likely than not that we will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while declines in fair value related to other factors are recognized in other comprehensive income (loss).

Fair Value of Financial Instruments.  We apply ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820"). Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, we use various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect our assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the inputs as follows:

•
Level 1 - Valuations based on quoted prices in active markets for identical assets that we have the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

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

Our marketable securities and foreign currency derivative contracts are classified within Level 2.

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables and trade payables, approximate their fair value due to the immediate or short-term maturities of these financial instruments. The carrying amount of the long term loan approximates its fair value due to the fact the loan bears a variable interest rate.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers (Topic 606)". ASU 2014-09 supersedes the revenue recognition requirements in "Revenue Recognition (Topic 605)", and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. As currently issued and amended, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2016.

In March 2016, the FASB issued "Revenue from Contracts with Customers (Topic 606) – Principal versus Agent Considerations (Reporting revenue gross versus net)" (ASU 2016-08), which clarifies gross versus net revenue reporting when another party is involved in the transaction. In April 2016, the FASB issued "Identifying Performance Obligations and Licensing" (ASU 2016-10) which amends the revenue guidance on identifying performance obligations and accounting for licenses of intellectual property. The new revenue standard may be applied using either of the following transition methods: (1) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (2) a modified retrospective approach with the cumulative effect of initially adopting the standard recognized at the date of adoption (which includes additional footnote disclosures).  The guidance in ASU 2016-08 and 2016-10 is effective upon the adoption of ASU 2014-09.

We will adopt the standard in the first quarter of 2018 and we have yet to select a transition method. We are currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures. While we are continuing to assess all potential impacts of the new standard, we believe the impacts relate to: arrangements that include term-based software licenses, allocation of transaction price to each performance obligation on a relative standalone selling price and capitalization of costs related to obtaining customer contracts.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities ("ASU 2016-01"), which updates certain aspects of recognition, measurement, presentation and disclosure of financial instruments. ASU 2016-01 will be effective for us in the first quarter of 2019. We are currently evaluating the effect that this guidance will have on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, "Leases" ("ASU 2016-02"). The updated standard aims to increase transparency and comparability among organizations by requiring lessees to recognize lease assets and lease liabilities on the balance sheet and requiring disclosure of key information about leasing arrangements. This update is effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods; early adoption is permitted and modified retrospective application is required. We are currently evaluating the impact of adopting ASU 2016-02 on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-05, "Derivatives and Hedging (Topic 815): Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships" ("ASU 2016-05"), which clarifies that a change in the counterparty to a derivative instrument designated as a hedging instrument does not require de-designation of that hedging relationship, provided that all other hedge accounting criteria are met. The guidance in ASU 2016-05 is effective for annual periods beginning after December 15, 2016; early adoption is permitted as of the beginning of an interim period on a modified retrospective basis. We expect no material impact of this guidance on our consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”), which simplified certain aspects of the accounting for share-based payment transactions, including income taxes, classification of awards and classification in the statement of cash flows. ASU 2016-09 will be effective for financial statements issued for the first quarter of 2017. We will apply this guidance using a modified retrospective transition method and expect to record a total cumulative-effect adjustment in retained earnings as of January 1, 2017 for the revision of the forfeiture fair value and for excess tax benefits that have not previously been recognized in an amount of approximately $6 million.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments." The guidance addresses the classification of cash flow related to (1) debt prepayment or extinguishment costs, (2) settlement of zero-coupon debt instruments or other debt instruments with coupon rates that are insignificant in relation to the effective interest rate of the borrowing, (3) contingent consideration payments made after a business combination, (4) proceeds from the settlement of insurance claims, (5) proceeds from the settlement of corporate-owned life insurance, including bank-owned life insurance, (6) distributions received from equity method investees and (7) beneficial interests in securitization transactions. The guidance also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The guidance will generally be applied retrospectively and is effective for financial statements issued for annual reporting periods beginning after December 15, 2017. Early application is permitted. We are currently evaluating the impact of this standard on our consolidated statement of cash flows.

In October 2016, the FASB issued Accounting Standards Update No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers Other than Inventory (ASU 2016-16), which requires companies to recognize the income-tax consequences of an intra-entity transfer of an asset other than inventory. ASU 2016-16 will be effective for financial statements issued for the first quarter of 2018, with the option to adopt it in the first quarter of 2017. We are currently evaluating the effect that this guidance will have on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04 "Intangibles - Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment" (ASU 2017-04). ASU 2017-04 eliminates step two of the goodwill impairment test, which requires the calculation of the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. ASU 2017-04 is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. We are currently evaluating the effect that this guidance will have on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01 "Business Combinations (Topic 805): Clarifying the Definition of a Business" (ASU 2017-04), which provides a more robust framework to use in determining when a set of assets and activities constitute a business. Because the current definition of a business is interpreted broadly and can be difficult to apply, stakeholders previously indicated that analyzing transactions is inefficient and costly and that the definition does not permit the use of reasonable judgment. ASU 2017-04 provides more consistency in applying the guidance, reduces the costs of application, and makes the definition of a business more operable. This update is effective for annual and interim periods beginning after December 15, 2018. We expect no material impact of this guidance on our consolidated financial statements.

Results of Operations

The following table sets forth our selected consolidated statements of income for the years ended December 31, 2014, 2015, and 2016, expressed as a percentage of total revenues. Totals may not add up due to rounding.

	2014	2015	2016
Revenues
Products	33.2%	34.3%	30.2%
Services	66.8	65.7	69.8
	100.0	100.0	100.0
Cost of revenues
Products	22.1	20.9	17.3
Services	41.1	38.9	40.1
	34.8	32.8	33.3

Gross profit	65.2	67.2	66.7

Operating expenses
Research and development, net	14.1	13.9	13.9
Selling and marketing	26.5	24.4	26.4
General and administrative	9.6	9.8	11.5
Amortization of acquired intangibles	2.2	1.3	1.7
Restructuring expenses	0.6	0.0	0.0
Total operating expenses	53.0	49.3	53.5

Operating income	12.2	17.9	13.2
Financial income, net	0.5	0.7	1.1
Other expenses, net	(0.1)	(0.1)	(0.1)

Income before taxes	12.6	18.5	14.2
Taxes on income	1.1	3.3	2.1

Net income from continuing operations	11.5	15.2	12.1

Income (loss) from discontinued operations	0.6	16.4	(0.8)
Taxes on income (tax benefits) from discontinued operations	0.2	3.7	(0.2)
Net income (loss) from discontinued operations	0.4	12.7	(0.6)
Net income	11.9	27.9	11.5

Comparison of Years Ended December 31, 2015 and 2016

Revenues

Our total revenues increased by approximately 9.6% to $1,015.5 million in 2016 from $926.9 million in 2015.  Revenues from sales of Customer Engagement Solutions and Financial Crime and Compliance Solutions in 2016 were $754.4 million and $261.1 million, respectively, an increase of 9.6% and 9.4% from 2015, respectively.

The growth in revenues from our Customer Engagement Solutions is mainly attributed to increased demand for our solutions delivered over the cloud and to our expanded analytics offerings, as these offerings enable organizations to improve operational efficiency and customer experience, enhance compliance and improve sales optimization.

The growth in revenues from Financial Crime and Compliance Solutions is primarily driven by increased demand of financial institutions across the globe for solutions that secure financial transactions and prevent fraud and complex financial crimes, magnified by the continued evolution of advancements in our technology.

	Years Ended December 31, (U.S. dollars in millions)
	2015	2016	Dollar Change	Percentage Change

Product revenues	$317.9	$306.2	$(11.7)	(3.7)%
Service revenues	609.0	709.3	100.3	16.5
Total revenues	$926.9	$1,015.5	$88.6	9.6%

The decrease of $27.1 million in product revenues is attributed to our Customer Engagement Solutions, offset by an increase of $15.4 million in revenues from our Financial Crime and Compliance Solutions. The decrease in product revenues is mainly the result of a transition to cloud based solutions in which SaaS revenues are recognized as service revenues and over a subscription period.

The growth in service revenues is mainly due to our solutions delivered over cloud, which constitute approximately 52% of such growth, maintenance services resulting primarily from an increase in install base from previous years' sales, which constitute approximately 29% of such growth, and professional services, which constitute approximately 19% of such growth.

Revenue by Region

	Years Ended December 31, (U.S. dollars in millions)
	2015	2016	Dollar Change	Percentage Change

United States, Canada and Central and South America ("Americas")	$630.1	$720.5	$90.4	14.4%
Europe, the Middle East and Africa ("EMEA")	196.9	193.5	(3.4)	(1.7)
Asia-Pacific ("APAC")	99.9	101.5	1.6	1.6
Total revenues	$926.9	$1,015.5	$88.6	9.6%

The Americas revenue increased by 14.4% driven by our Customer Engagement Solutions, mainly due to increased demand for our solutions delivered over the cloud and to our analytics offerings.

The EMEA revenue decreased by 1.7%, driven mainly by unfavorable currency effects, partially offset by our Customer Engagement Solutions due to an increase in our analytics offerings.

The APAC revenue increased by 1.6% mainly due to increased demand for our Financial Crime and Compliance Solutions, offset by a decrease in Customer Engagement Solutions.

Cost of Revenues

	Years Ended December 31, (U.S. dollars in millions)
	2015	2016	Dollar Change	Percentage Change

Cost of product revenues	$66.4	$53.0	$(13.4)	(20.2)%
Cost of service revenues	237.2	284.7	47.5	20.0
Total cost of revenues	$303.6	$337.7	$34.1	11.2%

Cost of product revenues decreased both on a dollar basis and as a percentage of product revenues. The decrease is mostly a result of a decrease in royalties and third party product costs payable to vendors, partially offset by higher amortization of intangible assets arising from our recent acquisitions.

Cost of service revenues increased both on a dollar basis and as a percentage of service revenues. The increase is primarily due to increased personnel and amortization of intangible assets arising from our recent acquisitions.

Gross Profit

	Years Ended December 31, (U.S. dollars in millions)
	2015	2016	Dollar Change	Percentage Change

Gross profit on product revenues	$251.5	$253.2	$1.7	0.7%
as a percentage of product revenues	79.1%	82.7%
Gross profit on service revenues	371.8	424.6	52.8	14.2%
as a percentage of service revenues	61.0%	59.9%
Total gross profit	$623.3	$677.8	$54.5	8.7%
as a percentage of total revenues	67.2%	66.7%

The increase in gross profit on product revenues is primarily a result of increased sales of software based solutions with higher margins and a decrease in royalties and third party product costs payable to vendors.

The increase in service gross profit is mainly attributed to the increase in service revenues. The decrease in service gross margin is primarily attributed to amortization of intangible assets as a result of our recent acquisitions, partially offset by higher margins on SaaS revenues.

Operating Expenses

	Years Ended December 31, (U.S. dollars in millions)
	2015	2016	Dollar Change	Percentage Change

Research and development, net	$128.5	$141.5	$13.0	10.2%
Selling and marketing	225.8	268.3	42.5	18.8
General and administrative	90.4	116.6	26.2	29.0
Amortization of acquired intangible assets	12.5	17.2	4.7	37.5%

Research and Development, Net.  Research and development expenses, before capitalization of software development costs and government grants, increased by $19.5 million to $151.5 million in 2016, as compared to $132.0 million in 2015, and represented 14.9% and 14.2% of revenues in 2016 and 2015, respectively. The increase in research and development is attributed primarily to additional personnel as a result of recent acquisitions. Research and development, net increased by $13.0 million following an increase in capitalized software development costs to $8.4 million in 2016, as compared to $1.4 million in 2015. The increase in capitalized software development is related to our cloud based solutions.  Amortization of capitalized software development costs included in cost of product revenues were $0.5 million in 2016 and $0.4 million in 2015.

Selling and Marketing Expenses.  Selling and marketing expenses increased to $268.3 million in 2016 as compared to $225.8 million in 2015, and represented 26.4% and 24.4% of total revenues in 2016 and in 2015, respectively. The increase in selling and marketing expenses is attributed primarily to additional personnel as a result of recent acquisitions, an increase in sales incentives and an increase in marketing expenses.

General and Administrative Expenses.  General and administrative expenses increased to $116.6 million in 2016 as compared to $90.4 million in 2015, and represented 11.5% of total revenues in 2016 as compared to 9.8% of total revenues in 2015. The increase in general and administrative expenses is attributed primarily to recent acquisitions and integration related expenses, mainly related to the acquisition of inContact, an increase in rent costs following restructuring of our Americas offices and additional personnel as a result of recent acquisitions.

Amortization of acquired intangible assets.  Amortization of acquired intangibles included in the operating expenses represented 1.7% and 1.3% of our revenues in 2016 and 2015, respectively. The increase in amortization of acquired intangible assets is attributable to our recent acquisitions, mainly inContact and Nexidia.

Financial and Other Income

	Years Ended December 31, (U.S. dollars in millions)
	2015	2016	Dollar Change	Percentage Change

Financial income, net	$5.7	$10.8	$5.1	89.5%
Other expenses, net	0.4	0.5	0.1	25%

Financial Income and Other, net. Financial income, net, was $10.8 million in 2016 compared to $5.7 million in 2015. The increase in financial income, net is attributable primarily to gain on realization of investments and gain on currency exchange, partially offset by credit facility expenses related to financing of the inContact acquisition. Other, net amounted to $0.5 million in 2016, compared to $0.4 million in 2015. The expenses comprised primarily of loss on disposal of assets.

Taxes on Income.  In 2016, taxes on income amounted to $21.4 million, as compared to $30.8 million in 2015. Our provision for taxes during 2016 decreased as compared with 2015, primarily due to a proportionally significant realization of deferred tax liabilities recorded against the amortization of the newly acquired intangible assets of inContact and Nexidia, and which was partially offset by an increase in our provision for uncertain tax positions.

Our effective tax rate for 2016 was 14.8%, compared to 18.0% in 2015. Our effective tax rate in 2016 was lower due to the above realization of deferred tax liabilities being mainly realized at higher tax rates, as compared with 2015, thus increasing the offseting effect on the effective tax rate.

The majority of our income in Israel continues to benefit from lower tax rates, which were 16.0% in 2016 and 2015, pursuant to our Preferred Enterprise programs, which is discussed in Note 12 of our Consolidated Financial Statements under the caption "Taxes on Income".

Net Income.  Net income was $123.1 million in 2016, as compared to $140.6 million in 2015.  The decrease in 2016 resulted primarily from acquisition and integration related expenses, inclusion of inContact and Nexidia results with lower operating margin, amortization of intangible assets resulting from our recent acquisitions and increase in rent costs following restructuring of our Americas offices.

Discontinued operations. During 2015 we sold our Cyber and Intelligence and Physical Security business units for gains of $101.8 million and $45.5 million, respectively, which is presented as part of the net income on discontinued operations. During 2016 we recorded additional expenses following a settlement agreement and final net working capital price adjustment.

Comparison of Years Ended December 31, 2014 and 2015

Revenues

Our total revenues increased by approximately 6.3% to $926.9 million in 2015 from $872.0 million in 2014.  Revenues from sales of Customer Engagement Solutions and Financial Crime and Compliance Solutions in 2015 were $688.1 million and $238.8 million, respectively, an increase of 2.0% and 21.1% from 2014, respectively. The growth in revenues from Customer Engagement Solutions is primarily driven by increased demand for our portfolio of solutions, as they enable organizations to improve operational efficiency and customer experience, enhance compliance and improve sales optimization. The increase in revenues from Financial Crime and Compliance Solutions is primarily driven by increased scrutiny by regulatory authorities to ensure that financial institutions across the globe have adequate controls in place to secure financial transactions and prevent fraud attempts and complex financial crimes, amplified by the continued evolution of advancements in technology.

	Years Ended December 31, (U.S. dollars in millions)
	2014	2015	Dollar Change	Percentage Change

Product revenues	$289.6	$317.9	$28.3	9.8%
Service revenues	582.4	609.0	26.6	4.6
Total revenues	$872.0	$926.9	$54.9	6.3%

The increase in product revenues is attributable to an increase of $14.4 million in our revenues from Financial Crime and Compliance Solutions and an increase of $13.9 million in our Customer Engagement Solutions.

The increase in service revenues is attributable to an increase in professional services, of which 58% of the increase is attributed to installations and integrations services and the rest is attributed in maintenance services resulting primarily from an increase in the install base from previous years' sales.

Revenue by Region

	Years Ended December 31, (U.S. dollars in millions)
	2014	2015	Dollar Change	Percentage Change

United States, Canada and Central and South America ("Americas")	$591.1	$630.1	$39.0	6.6%
Europe, the Middle East and Africa ("EMEA")	189.2	196.9	7.7	4.1
Asia-Pacific ("APAC")	91.7	99.9	8.2	8.9
Total revenues	$872.0	$926.9	$54.9	6.3%

The Americas revenue increased by 6.6%, of which approximately $23.1 million is attributed to growth in the Financial Crime and Compliance Solutions and $15.9 million is attributable to growth in the Customer Engagement Solutions.

The EMEA revenue increased by 4.1%. The increase is primarily attributable to growth in the Financial Crime and Compliance Solutions of$15.9 million, partially offset by a decrease in the Customer Engagement Solutions of $8.2 million.

The APAC revenue increased by 8.9%. The increase is primarily attributable to growth in Customer Engagement and Financial Crime and Compliance Solutions.

Cost of Revenues

	Years Ended December 31, (U.S. dollars in millions)
	2014	2015	Dollar Change	Percentage Change

Cost of product revenues	$63.9	$66.4	$2.5	3.9%
Cost of service revenues	239.6	237.2	(2.4)	(1.0)
Total cost of revenues	$303.5	$303.6	$0.1	0.0%

Cost of product revenues increased on a dollar basis, but decreased as a percentage of product revenues.  The increase on a dollar basis is mostly a result of an increase in royalties payable to third party vendors, partially offset by lower amortization of intangible assets following previous years' acquisitions.  The decrease in the percentage of cost of product from product revenue is mainly attributed to revenue increase from software based solutions.

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

General and Administrative Expenses.  General and administrative expenses increased to $90.4 million in 2015 as compared to $83.4 million in 2014, and represented 9.8% of total revenues in 2015 as compared to 9.6% of total revenues in 2014.  The increase in general and administrative expense is due primarily to an additional administrative cost incurred in 2015 partially offset by a decrease in rent and utilities expenses following a reorganization and  operational efficiency of our facilities, while in 2014 we recorded an income due to re-measurement of earn-out liabilities that resulted from prior year's acquisitions.

Amortization of acquired intangible assets.  Amortization of acquired intangibles included in the operating expenses represented 1.3% and 2.2% of our revenues in 2015 and 2014, respectively. The decrease in amortization of acquired intangible assets is primarily attributable to the completion of amortization of intangible assets related to previous years' acquisitions.

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

Financial income and other, net. Financial income, net, was $5.7 million in 2015 compared to $3.8 million in 2014. The increase in financial income, net is attributable primarily to a higher cash volume invested. Other, net amounted to $0.4 million in 2015, comprised primarily of loss on disposal of assets.

Taxes on Income.    In 2015, taxes on income amounted to $30.8 million, as compared to $9.9 million in 2014.  Our provision for taxes during 2015 increased as compared with 2014, mainly as taxes on income for 2014 were favorably affected by certain releases of tax provisions made in prior years.

Our effective tax rate for 2015 was 18.0% compared to 9.0% in 2014. Our tax rate in 2014 was lower due to being favorably affected by releases of tax provisions made in prior years upon a settlement during 2014 of a multi-year tax audit.

The majority of our income in Israel continues to benefit from lower tax rates pursuant to our Preferred Enterprise programs which were 16.0% in 2014 and 2015, the details of which can be found in Note 12 of our Consolidated Financial Statements under the caption "Taxes on Income".

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

Liquidity and Capital Resources

In recent years, the cash generated from our operating activities has financed our operations as well as the repurchase of our ordinary shares and payment of dividends.  Generally, we invest our excess cash in highly liquid investment grade securities. As of December 31, 2016, we had $286.0 million of cash and cash equivalents and short-term and long-term investments, as compared to $828.4 million at December 31, 2015 and $500.0 million at December 31, 2014.

Cash provided by operating activities was $220.3 million, $244.7 million, and $182.3 million in 2016, 2015, and 2014, respectively. Net cash from operations in 2016 consisted primarily of net income of $126.1 million (excluding loss on disposal of discontinued operations of $9.1 million), adjusted for non-cash activities such as depreciation and amortization of $77.8 million, stock-based compensation of $40.5 million as well as working capital changes derived from an increase in accrued expenses and other liabilities of $15.1 million, decrease in deferred taxes of $25.9 and decrease in trade receivables of $31.7 million.  Net cash from operations in 2015 consisted primarily of net income of $111.5 million (excluding  gain on disposal of discontinued operations of $147.3 million), adjusted for non-cash activities such as depreciation and amortization of $57.9 million, stock-based compensation of $28.4 million as well as working capital changes derived from an increase in accrued expenses and other liabilities of $38.5 million and increase in deferred revenues of $54.9 million, which were partially offset by a decrease in trade receivables of $56.3 million. Net cash from operations in 2014 consisted primarily of net income of $103.1 million and adjustments for non-cash activities including depreciation and amortization of $73.3 million, stock-based compensation of $29.8 million and working capital changes derived from an increase in accrued expenses and other liabilities of $10.3 million, which were partially offset by a decrease in deferred taxes, net of $27.8 million and in trade payables of $13.8 million.

Net cash used in investing activities was $800.0 million, $28.3 million and $8.9 million in 2016, 2015 and 2014, respectively. In 2016, net cash used in investing activities consisted primarily of payment for the acquisition of inContact, Nexidia and other acquisitions in an aggregate amount of $1,157 million, which were partially offset by net proceeds received from the sale of marketable securities of $403.0 million. In 2015, net cash used in investing activities consisted primarily of net investment in marketable securities and short term bank deposits of $195.0 million and purchase of property and equipment of $16.6 million, which were offset by proceeds from the sale of discontinued operations of $186.1 million. In 2014, net cash used in investing activities consisted primarily of net investment in marketable securities of $28.4 million and net purchase of property and equipment of $16.8 million, which were partially offset by net proceeds from short-term bank deposits of $37.8 million.

Net cash provided by (used in) financing activities was $413 million, $(71.8) million and $(101.8) million in 2016, 2015 and 2014, respectively. In 2016, net cash provided by financing activities was attributed primarily to the long term loan of $464.8 million and proceeds from issuance of shares upon exercise of options and purchase of shares under employee share purchase plans of $23.5 million, which were partially offset by payment of dividends of $38.2 million and repurchase of our ordinary shares of $43.6 million. In 2015, net cash used in financing activities was attributed primarily to the repurchase of our ordinary shares of $68.4 million and payment of dividends of $38.2 million, which were offset by proceeds from the issuance of shares upon exercise of options and purchase of shares under employee share purchase plans of $27.5 million.  In 2014, net cash used in financing activities was attributed primarily to the purchase of our ordinary shares of $94.3 million and payment of dividends of $38.0 million, which were partially offset by proceeds from issuance of shares upon exercise of options and purchase of shares under employee share purchase plans of $29.5 million.

We believe that based on our current operating forecast, the combination of existing working capital and expected cash flows from operations will be sufficient to finance our ongoing operations for the next twelve months.

Research and Development and Intellectual Property

For information on our research and development policies and intellectual property, please see Item 4, "Information on the Company" in this annual report.

Trend Information

For information on trends in our industry, please see Item 4, "Information on the Company—Business Overview—Industry and Technology Trends" in this annual report.

For more information on trends, uncertainties, demands, commitments or events that may have a material effect on revenue, please see Item 3, "Key Information—Risk Factors" in this annual report.

Contractual Obligations

Set forth below are our contractual obligations and other commercial commitments as of December 31, 2016 (in thousands of U.S. dollars).

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3-5 years	More than 5 years
Operating Leases	140,633	22,886	38,940	31,967	46,840
Unconditional Purchase Obligations	22,700	17,318	5,382	-	-
Severance Pay*	16,885
Total Contractual Cash Obligations	180,218	40,204	44,322	31,967	46,840
Uncertain Income Tax Positions **	26,659

*	Severance pay relates to accrued obligations to employees as required under applicable labor laws. These obligations are payable only upon termination, retirement or death of the respective employees.
**
Uncertain income tax positions under ASC 740 are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement.  See Note 12(h) of our Consolidated Financial Statements for further information regarding our liability under ASC 740.

		Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1- 3 years	3-5 years	More than 5 years
Guarantees – Continuing operations	4,377,987	3,932,011	360,879	85,097	-
Guarantees – Discontinued operations*	19,910,444	78,500	19,831,944	-	-
Total Guarantees	24,288,431	4,010,511	20,192,823	85,097	-

* Represents guarantees which were not endorsed and remain in effect in relation to contracts assumed as part of the sale of the Cyber and Intelligence business for which we have a back to back contractual commitment and are entitled to indemnification to the extent that these guarantees are realized.

Item 6.                                 Directors, Senior Management and Employees.

6.A. Directors and Senior Management

The following tables set forth, as of April 13, 2017, the name, age and position of each of our directors and executive officers and, in regard to our directors, any of the committees of our board of directors on which they serve and whether any such director is an outside director:

Members of the Board of Directors

Name	Age	Position	Audit Committee Member	Compensation Committee Member	Internal Audit Committee Member	Mergers and Acquisitions Member	Nominations Committee Member	Outside Director*
David Kostman	52	Chairman of the Board of Directors	X			X	X
Rimon Ben-Shaoul	72	Director	X			X
Dan Falk	72	Director	X	X	X	X	X	X
Yocheved Dvir	64	Director	X	X	X			X
Yehoshua Ehrlich	67	Director				X
Leo Apotheker	63	Director		X		X
Joe Cowan	68	Director		X		X
Zehava Simon	58	Director	X	X	X			X

* See Item 6, "Directors, Senior Management and Employees—Board Practices— Outside Directors."

Members of Management

Name	Age	Position
Barak Eilam	42	Chief Executive Officer
Miki Migdal	56	President, Enterprise Product Group
Joseph Friscia	62	President, NICE-Actimize
Paul Jarman	47	Chief Executive Officer, InContact
Beth Gaspich	51	Chief Financial Officer
Yechiam Cohen	60	Corporate Vice President, General Counsel and Corporate Secretary
Eran Porat	54	Corporate Vice President, Finance
Eran Liron	49	Executive Vice President, Marketing and Corporate Development
Barry Cooper	46	Chief Operating Officer
Sigal Gill-More - Feferman	47	Executive Vice President, Human Resources

In May 2016, Ms. Sarit Sagiv retired from her position as Chief Financial Officer, and Ms. Beth Gaspich assumed the position effective October 2016.

Set forth below is a biographical summary of each of the above-named directors and executive officers of NICE.  Each of our directors qualifies as an independent director under applicable NASDAQ rules.

David Kostman has served as one of our directors since 2001, with the exception of the period between June 2007 and July 2008, and as our Chairman of the Board since February 2013.  Mr. Kostman is currently Executive Chairman of Nanoosh LLC. He recently served on the board of directors of publicly traded Retalix Ltd., which was acquired by NCR Corporation, and serves on the board of directors of Outbrain, Inc., ironSource Ltd. and Tivit S.A.  From 2006 until 2008, Mr. Kostman was a Managing Director in the investment banking division of Lehman Brothers, heading the Global Internet Group.  From April 2003 until July 2006, Mr. Kostman was Chief Operating Officer and then Chief Executive Officer of Delta Galil USA, a subsidiary of publicly traded Delta Galil Industries Ltd.  From 2000 until 2002, Mr. Kostman was President of the International Division and Chief Operating Officer of publicly traded VerticalNet Inc.  Prior to that Mr. Kostman worked in the investment banking divisions of Lehman Brothers (1994-2000) focusing on the technology and Internet sectors and NM Rothschild & Sons (1992-1993), focusing on M&A and privatizations. Mr. Kostman holds a Bachelor's degree in Law from Tel Aviv University and a Master's degree in Business Administration from INSEAD.

   Rimon Ben-Shaoul has served as one of our directors since September 2001.  Since 2001, Mr. Ben-Shaoul has served as Co-Chairman, President, and Chief Executive Officer of Koonras Technologies Ltd., a technology investment company controlled by LEADER Ltd., an Israeli holding company.  Mr. Ben-Shaoul also serves as a director of MIND C.T.I. Ltd. and several private companies, and served as a director of BVR Systems Ltd.  In addition, he served as the President and Chief Executive Officer of Polar Communications Ltd., which manages media and communications investments.  Mr. Ben-Shaoul also served as the Chairman of T.A.T Technologies Ltd., a public company listed on NASDAQ and TASE. Between 1997 and 2001, Mr. Ben-Shaoul was the President and Chief Executive Officer of Clal Industries and Investments Ltd., one of the largest holding companies in Israel with substantial holdings in the high tech industry.  During that time, Mr. Ben-Shaoul also served as Chairman of the Board of Directors of Clal Electronics Industries Ltd., Scitex Corporation Ltd., and various other companies within the Clal Group.  Mr. Ben-Shaoul also served as a director of ECI Telecom Ltd., Fundtech Ltd., Creo Products, Inc. and Nova Measuring Instruments Ltd.  From 1985 to 1997, Mr. Ben-Shaoul was President and Chief Executive Officer of Clal Insurance Company Ltd. and a director of the company and its various subsidiaries.  Mr. Ben-Shaoul holds a Bachelor's degree in Economics and Statistics and a Master's degree in Business Administration, both from Tel-Aviv University.

   Dan Falk has served as one of our statutory outside directors since 2001.  From 1999 to 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V.  From 1985 to 1999, Mr. Falk served in various positions in Orbotech Ltd., the last of which were Chief Financial Officer and Executive Vice President.  From 1973 to 1985, he served in several executive positions in the Israel Discount Bank.  Mr. Falk also serves on the board of directors of Orbotech Ltd., Ormat Technologies Inc. and Attunity Ltd. Mr. Falk holds a Bachelor's degree in Economics and Political Science and a Master's degree in Business Administration, both from the Hebrew University, Jerusalem.

   Yocheved Dvir has served as one of our statutory outside directors since January 2008.  Since 2000, Ms. Dvir has served as a strategic advisor in business development affairs to multiple companies and initiatives that were being founded.  Ms. Dvir also serves on the board of directors of Menorah Insurance Company and its subsidiary, Alrov Real Estate and Endey Med. She recently served on the boards of Visa Cal, Trendline Business Information & Communications Ltd., Israel Corporation Ltd., ECI Telecom Ltd., Strauss Industries Ltd., Phoenix Holding and Phoenix Insurance Co.  Between 1990 and 2000, Ms. Dvir served as a Senior Vice President of the Migdal Group.  Ms. Dvir joined the Migdal Group in 1981 and, until late 2000, held a number of senior financial and managerial positions, including Head of the Group's Economics Department (1986-1988), Head of the Group's Corporate Office (1989-1992), Head of the Group's General Insurance Division and Corporate Office (1993-1997), Group CFO (1997-1999), Head of the Group's Strategic Development Division and Marketing Array and Risk Manager (2000).  Ms. Dvir holds a Bachelor's degree in Economics and Statistics from the University of Haifa and completed studies towards a second degree in Statistics from the Hebrew University of Jerusalem.

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

   Leo Apotheker has served as one of our directors since August 2013. Mr. Apotheker was the Managing Partner and co-founder of efficiency capital SAS, a growth capital advisory firm, from 2012 to 2014. From 2010 to 2011, Mr. Apotheker served as Chief Executive Officer of Hewlett Packard Company. From 2008 to 2010, he served as Chief Executive Officer of SAP AG. In addition, he is currently chairman of the board of each of KMD, one of Denmark's leading IT and software companies, Unit4, a leading Dutch software company, and Signavio GmbH, Vice Chairman and Lead Director of Schneider SE, and a member of the board of Taulia Inc. Mr. Apotheker holds a Bachelor's degree in Economics and International Relations from the Hebrew University of Jerusalem.

   Joe Cowan has served as one of our directors since August 2013. Mr. Cowan has been the CEO and director of Epicor since October 2013, and since Sept 2016 has been a director of ChannelAdvidsor, Inc.  During 2013 Mr. Cowan served as President of DataDirect Networks, Inc., and from 2010 until 2013, Mr. Cowan served as the Chief Executive Officer and President of Online Resources Corp. During 2009, he served as an Operating Executive and Consultant at Vector Capital. From 2007 to 2009, Mr. Cowan served as the Chief Executive Officer of Interwoven Inc. From 2004 to 2006, Mr. Cowan served as the President and Chief Executive Officer of Manugistics Inc. and Manugistics Group Inc. Prior to that, Mr. Cowan served in various senior executive positions, including as the Chief Operating Officer of Baan Co. NV and Avantis GOB NV. He has been a Director of DataDirect Networks, Inc. between 2011 and February 2013. Mr. Cowan has also served on the boards of various publicly traded companies, including ChannelAdvidsor Inc., Interwoven Inc., Online Resources Corporation, Manugistics Group Inc. and Blackboard Inc., as well as several private companies. Mr. Cowan holds a M.S. degree in Electrical Engineering from Arizona State University and holds a B.S. degree in Electrical Engineering from Auburn University.

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

   Joseph Friscia has served as President of NICE Actimize since April 2014. Prior to joining NICE, Mr. Friscia served as President of BAE Systems' Applied Intelligence Americas business.  He joined BAE when BAE Systems acquired Norkom Technologies, where he had served as General Manager and Executive Vice President of the Americas.  Prior to Norkom, Mr. Friscia was a co-founder of Pegasystems, Inc., the leading Business Process Management software company, from its origin and through taking it public in 1996. Mr. Friscia holds an MBA degree from Adelphi University and a B.A. from Long Island University.

   Paul Jarman has served as NICE inContact CEO since November 2016, and served as inContact CEO since January 2005 until we acquired inContact. Prior to becoming CEO, Mr. Jarman served as inContact's President from December 2002. Prior to December 2002, he served as inContact's Executive Vice President. Mr. Jarman was instrumental in guiding inContact from its roots in telecommunications to its strategic offering of cloud-based contact center solutions and has been a part of every major enhancement the company has made since 1997. Mr. Jarman led inContact's listing on NASDAQ. Prior to joining inContact, he was an executive with HealthRider, Inc. Mr. Jarman holds a Bachelor of Science degree in Accounting from the University of Utah.

   Beth Gaspich has served as our Chief Financial Officer since October 2016. Ms. Gaspich joined NICE as CFO of the financial crime and compliance division NICE Actimize in September 2011, where she was responsible for finance, legal and business operations. Prior to joining NICE, she was Chief Financial Officer for Archive Systems, Inc., a privately held document management software provider. She also served as VP of Finance at RiskMetrics Group, Inc., a cloud based risk management software company. Ms. Gaspich was one of the founding members of RiskMetrics Group and assisted in taking the company through a successful public offering on the NYSE in January 2008. Prior to that, Ms. Gaspich held several other senior positions throughout her career at large global financial institutions, including JP Morgan and Price Waterhouse. Ms. Gaspich holds a BA in Accounting from the University of Missouri.

   Yechiam Cohen has served as our Corporate Vice President, General Counsel and Corporate Secretary since 2005.  From 1996 to 2004, he served as General Counsel of Amdocs, a publicly traded company and a leading provider of billing and CRM software solutions to the telecommunications industry.  Before joining Amdocs, Mr. Cohen was a partner in the Tel Aviv law firm of Dan Cohen, Spigelman & Company.  From 1987 to 1990, he was an associate with the New York law firm of Dornbush, Mensch, Mandelstam and Schaeffer.  Mr. Cohen served as a law clerk to Justice Beijski of the Supreme Court of Israel in Jerusalem.  He holds a Bachelor's degree from the Hebrew University School of Law and is admitted to practice law in Israel and New York.

   Eran Porat has served as our Corporate Vice President, Finance since 2004.  From March 2000 to 2004, he served as our Corporate Controller.  From 1997 to February 2000, Mr. Porat served as Corporate Controller of Tecnomatix Technologies Ltd.  From 1996 to 1997, he served as Corporate Controller of Nechushtan Elevators Ltd.  Mr. Porat is a certified public accountant and holds a Bachelor's degree in economics and accounting from Tel Aviv University.

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

   Barry Cooper has been with NICE since 2011 and serves as our Chief Operating Officer (COO) since May 2016. Prior to serving as COO, Mr. Cooper served as Vice President, Business Operations for APAC from March, 2011 until June 2013, and as of July 2013 and until assuming the role of CCO, he served as Executive Vice President, Professional Services and Cloud. Prior to joining NICE, Mr. Cooper was a Management Consultant at Accenture; the Head of Customer Service, IT and Billing at Time Telekom, Malaysia; and Vice President of Professional Services, APAC for CSG Systems, later Comverse. Mr. Cooper holds a First Class Bachelor of Computer Science and Mathematics with Honors from Salford University in the United Kingdom.

   Sigal Gill-More-Feferman has served as Executive Vice President, Human Resources since September 2009.  From 1996 until 2009, Ms. Gill-more-Feferman held several field, regional and corporate roles at Microsoft.  In her most recent role at Microsoft, Ms. Gill-more-Feferman led the staffing function across all international regions (EMEA, Asia, Latin America) overseeing both Sales and R&D sites. Ms. Gill-more-Feferman holds a Master's degree in organizational behavior from Tel Aviv University.

There are no family relationships between any of the directors or executive officers named above.

6.B. Compensation

(a) Aggregate Executive Compensation

The aggregate compensation paid to or accrued on behalf of all our directors and executive officers as a group of 19 persons during 2016 consisted of approximately $7.3 million in salary, fees, bonus, commissions and directors' fees and approximately $0.8 million in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts we expended for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

We have a performance-based bonus plan for our executive management team. The plan is based on our overall performance, the particular unit performance, individual performance and the results of the customer satisfaction survey conducted annually. The measurements can change year over year, and are a combination of financial parameters, including revenues, booking and operating income. The plan is reviewed and approved by our Board of Directors annually, as is any bonus payment under the plan.

During 2016, our officers and directors received, in the aggregate, (i) options to purchase 211,674 ordinary shares, that include 91,700 options with an exercise price equal to the par value of the ordinary shares (the “par value options”), and (ii) 163,535 restricted share units, under our equity based compensation plans.  The options (other than the par value options) have a weighted average price of $52.64 and all options will expire six years after the date of grant.  The restricted shares units are granted at par value of the ordinary shares.  For information regarding our option exchange program, see "Share Ownership–Option Exchanges and Price Adjustment" below.

 Pursuant to the requirements of the Israeli Companies Law, 5759–1999, or the Israeli Companies Law, remuneration of our directors requires shareholder approval.  Compensation and reimbursement for outside directors (as described below) is statuto-rily determined pursuant to the Israeli Companies Law.  Effective as of July 1, 2015, our shareholders approved the payment to each of our non-executive directors, including outside directors, of an annual fee of $40,000 and a meeting attendance fee of $1,500 for each Board meeting attended (whether in person or through media), and $1,000 for each Board committee meeting attended (whether in person or through media) (in each case paid in U.S. dollars or in NIS based on the exchange rate on the date of the approval by shareholders), subject to additional value added tax, as applicable.

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

(b) Individual Compensation of Covered Executives

The following describes the compensation of our five most highly compensated executive officers in 2016, based on the total of salary costs, bonus cost and equity costs expensed in 2016 ("Covered Executives").

The compensation specified below is broken down into the following components (all amounts specified below are in terms of cost to the Company, as recorded in our financial statements). U.S. dollar amounts indicated for Salary, Bonus and Equity Costs are in thousands of dollars and for Covered Executives in Israel are based on the Shekel exchange rate of 3.82, which represents the average rate for the year, and for the Covered Executive in Singapore are based on the Singapore dollar exchange rate of 1.42, which represents the average rate for that year.

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

(2)
Bonus Costs. Bonus Costs represent bonuses granted to the Covered Executive with respect to the year ended December 31, 2016, paid in accordance with the Company's performance-based bonus plan or as detailed in footnotes below.

(3)
Equity Costs. Represents the expense recorded in our financial statements for the year ended December 31, 2016, with respect to equity granted in 2016 and in previous years (if applicable). For assumptions and key variables used in the calculation of such amounts see note 13b of our audited Consolidated Financial Statements.

i.
Barak Eilam – CEO. Salary Costs - $831; Bonus Costs - $1,204; Equity Costs - $1,601 expense recorded in 2016 for equity granted in 2016 and $1,951 expense recorded in 2016 for equity granted in previous years.

ii.
Tom Dziersk – former President, NICE Americas. Salary Costs - $492; Bonus Costs - $350; Equity Costs - $676 expense recorded in 2016 for equity granted in 2016 and $573 expense recorded in 2016 for equity granted in previous years.

iii.	John O'Hara – President, NICE EMEA. Salary Costs - $437; Bonus Costs - $336 and $721 expense recorded in 2016 for equity granted in 2016.

iv.
Joseph Friscia – President, NICE Actimize. Salary Costs - $406; Bonus Costs - $424; Equity Costs - $622 expense recorded in 2016 for equity granted in 2016 and $409 expense recorded in 2016 for equity granted in previous years.

v.
Raghav Sahgal – former President, NICE APAC. Salary Costs - $419; Bonus Costs - $356; Equity Costs - $432 expense recorded in 2016 for equity granted in 2016 and $389 expense recorded in 2016 for equity granted in previous years.

Board Practices

Corporate Governance Practices

We are incorporated in Israel and therefore are subject to various corporate governance practices under the Israeli Companies Law, relating to such matters as outside directors, the internal audit committee, the internal auditor and approvals of interested party transactions.  These matters are in addition to the ongoing listing conditions of the NASDAQ and other relevant provisions of U.S. securities laws.  Under applicable NASDAQ rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of comparable NASDAQ requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members.  For further information see Item 16G, "Corporate Governance" of this annual report.

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

The Board may, subject to the provisions of the Israeli Companies Law, appoint a committee of the Board and delegate to such committee all or any of the powers of the Board, as it deems appropriate.  Notwithstanding the foregoing and subject to the provisions of the Israeli Companies law, the Board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees.  The Board has appointed an internal audit committee under the Israeli Companies Law that has three members, an audit committee that has five members, a compensation committee that has five members, a nominations committee that has two members and a mergers and acquisitions committee that has six members.  We do not have, nor do our subsidiaries have, any directors' service contracts granting to the directors any benefits upon termination of their employment. In addition, from time to time the Board may appoint an ad hoc committee for certain purposes, such as the review, negotiation and recommendation of approval of M&A transactions.

Outside Directors

Except as discussed below, under the Israeli Companies Law companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two "outside" directors. Pursuant to regulations under the Israeli Companies Law that took effect in April 2016, a Nasdaq-listed company that does not have a controlling shareholder is entitled to opt out of the provisions of the Israeli Companies Law requiring at least two outside directors and certain related requirements, so long as the company complies with the SEC regulations and Nasdaq listing rules regarding independent directors and the composition of the audit and compensation committees. In December 2016, our shareholders approved amendments to our articles of association, pursuant to which our Board of Directors may elect to opt out of such requirements and we would not be required to have outside directors serve on our Board of Directors (together the "2016 Relief Amendments"). According to these new regulations, an outside director that was appointed prior to a company opting out of such requirements may continue in office until the end of his or her then-current term or until the end of the second annual general meeting convened after the applicable company opts out of the requirement, whichever is earlier.

Outside directors are required to possess professional qualifications as set out in regulations promulgated under the Israeli Companies Law.  The Israeli Companies Law provides that a person may not be appointed as an outside director if (i) such person or person's relative or affiliate has, at the date of appointment, or had at any time during the two years preceding such date, any affiliation with the company, a controlling shareholder thereof or their respective affiliates; or (ii) in a company that does not have a 25% shareholder, such person has an affiliation with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company. In general, the term "affiliation" includes:

• an employment relationship;

• a business or professional relationship maintained on a regular basis;

• control; and

• service as an office holder.

No person may serve as an outside director if the person's position or other activities create, or may create a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director. Until the lapse of two years from termination of office, a company or its controlling shareholder may not give any direct or indirect benefit to the former outside director.

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

The initial term of an outside director is three years and may be extended for up to two additional three-year terms.  Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the internal audit committee and the Board of Directors confirm that, in light of the outside director's expertise and special contribution to the work of the Board of Directors and its committees, the reelection for such additional period is beneficial to the company.  Reelection of an outside director may be effected through one of the following mechanisms: (1) the Board of Directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint outside directors for their initial term; or (2) one or more shareholders holding one percent or more of a company's voting rights or the outside director proposed the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than two percent of the voting rights in the company. An outside director may be removed only in a general meeting, by the same percentage of shareholders as is required for electing an outside director, or by a court, and in both cases only if the outside director ceases to meet the statutory qualifications for appointment or if he or she has violated the duty of loyalty to us.  Unless we actually adopt the applicable relief provided under the 2016 Relief Amendments, each committee of a company's Board of Directors which is empowered to exercise any of the Board's powers is required to include at least one outside director, provided that each of the internal audit committee and compensation committee must include all of the outside directors.

An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, from the company.  In accordance with such regulations, our shareholders approved that our outside directors are to receive compensation equal to that paid to the other members of the Board of Directors.  For further information, please see Item 6, "Directors, Senior Management and Employees—Compensation" in this annual report.

Financial and Accounting Expertise

Pursuant to the Israeli Companies Law, our Board of Directors has determined that at least one member of our Board of Directors must be an "accounting and financial expert."  The Israeli Companies Law requires that all outside directors must be "professionally qualified." Under applicable NASDAQ rules, each member of our audit committee must be financially literate and at least one of the members must have experience or background that results in such member's financial sophistication.  Our Board of Directors has determined that each of Dan Falk and Yocheved Dvir is an "accounting and financial expert" for purposes of the Israeli Companies Law and is financially sophisticated for purposes of applicable NASDAQ rules.  See also Item 16A, "Audit Committee Financial Expert" in this annual report.

Independent Directors

Under the rules of the NASDAQ, a majority of our directors are required to be "independent" as defined in applicable NASDAQ rules.  All of our directors satisfy the respective independence requirements of NASDAQ.

In addition, our Articles of Association provide that, if we do not have a shareholder that holds 25% or more of our issued and outstanding share capital, a majority of the directors must be "independent" as defined in the Israeli Companies Law and the regulations promulgated thereunder. If we have a shareholder that holds 25% or more of our issued and outstanding share capital, then at least one third of the directors must be "independent." All of our directors satisfy the respective independence requirements of the Israeli Companies Law. The qualifications for independent directors under the Israeli Companies Law are similar to those for outside directors, as described above under "—Outside Directors", including the nine-year term limit and the ability to extend such term beyond nine years upon the approval of our internal audit committee and Board of Directors.

Internal Audit Committee

The Israeli Companies Law requires public companies to appoint an internal audit committee.  The role of the internal audit committee under the Israeli Companies Law is to examine flaws in the management of the company's business in consultation with the internal auditors and the independent accountants, and to propose remedial measures to the board.  The internal audit committee also reviews interested party transactions for approval as required by law, including approval of the remuneration of a director in any capacity, which also requires Board, Compensation Committee and shareholder approval.  The internal audit committee also assesses our internal audit system and the performance of our internal auditor, and oversees the implementation and enforcement of our compliance program. Under the Israeli Companies Law, an internal audit committee must consist of at least three directors, including all of the outside directors. The members of the internal audit committee must satisfy certain independence standards under the Israeli Companies Law, and the chairman of the internal audit committee must be an outside director. The chairman of the Board of Directors, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to the company or to its controlling shareholder, any director who derives most of its income from the controlling shareholder and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the internal audit committee.  Pursuant to the 2016 Relief Amendments, the Company may elect to opt out of the composition and attendance rules set with respect to the internal audit committee under the Israeli Companies Law, so long as the company complies with the SEC regulations and Nasdaq listing rules regarding the composition and attendance rules in that respect.

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

Our audit committee has adopted a charter specifying the committee's purpose and outlining its duties and responsibilities which include, among other things, (i) appointing, retaining and compensating the company's independent auditor, subject to shareholder approval, (ii) pre-approving all services of the independent auditor,  (iii) reviewing the annual audited financial statements and quarterly financial statements and the content of our earnings press releases, and (iv) overseeing our accounting and financial reporting processes and the audits of our financial statements.  Our audit committee is also authorized to act as our "qualified legal compliance committee." As such, our audit committee will be responsible for investigating reports made by attorneys appearing and practicing before the SEC in representing us, of perceived material violations of U.S. federal or state securities laws, breaches of fiduciary duty or similar material violations of U.S. law by us or any of our agents.

We believe we currently meet the applicable NASDAQ requirements with respect to our Audit Committee and we intend to continue to take all actions as may be necessary for us to maintain our compliance with applicable NASDAQ requirements with respect to our Audit Committee.

Compensation Committee

As required by NASDAQ rules, our compensation committee approves the compensation of our executive officers. The compensation committee is also authorized to approve the grant of stock options and other securities to eligible grantees under our benefit plans pursuant to guidelines adopted by our Board of Directors.  However, grants of stock options and other securities to our executive officers also require approval of our Board of Directors.  Under the Israeli Companies Law, the Board of Directors of a public company must establish a compensation committee. Pursuant to the 2016 Relief Amendments, the Company may elect to opt out of the relevant composition and attendance rules set under the Israeli Companies Law, and to comply with the SEC regulations and Nasdaq listing rules that apply to the composition and attendance rules of a compensation committee. To date, the Company has continued to also follow the Israeli Companies Law with respect to the composition and attendance rules of a compensation committee, as it consists of at least three directors who satisfy the independence qualifications as further detailed above in relation to internal audit committee members, and the chairman of the compensation committee is an outside director.

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

Pursuant to the NASDAQ rules, our compensation committee is required to consist of at least two members, with all members of the compensation committee required to be independent, unless we elect to take advantage of the exemption provided to "foreign private issuers" to comply with home country practice instead of the listing rules of exchanges such as NASDAQ, which we do not presently intend to do.  The determination of whether a director is independent takes into account all factors relevant to whether a director has a relationship to us which would be material to such director's ability to be independent from management in connection with carrying out the duties of a compensation committee member. Factors required for consideration in making this determination specifically include (i) the source of compensation of such director (including any consulting, advisory or other compensatory fee paid by us to such director) and (ii) whether such director is affiliated with us or one of our affiliates or subsidiaries.  Pursuant to the NASDAQ rules, we are also required to have a compensation committee charter, which, among other things, must set forth the scope of the compensation committee's responsibilities and how they will be carried out, as well as grant the compensation committee the power to retain compensation advisers following consideration of certain factors that may be indicative of a conflict of interest by the compensation adviser in rendering compensation advice.

Our Board of Directors adopted a compensation committee charter that includes the requirements of the NASDAQ rules.  However, the charter provides that if there is any conflict between the responsibilities and requirements set forth therein and either the Israeli Companies Law or compensation policy approved by our Board of Directors upon the recommendation of our compensation committee and subsequently approved by our shareholders (the "Compensation Policy"), the latter will govern.  For information regarding the Compensation Policy, see Item 10 - "Additional Information - Memorandum and Articles of Association – Approval of Office Holder Compensation" in this annual report.

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

Employees

As of December 31, 2016, we had 4,930 employees worldwide, which represented an increase of approximately 48.6% from December 31, 2015.

The following table sets forth the number of our full-time employees at the end of each of the last three fiscal years as well as the main category of activity and geographic location of such employees:

	At December 31,
Category of Activity	2014*	2015	2016**

Operations	108	86	66
Customer Support	1,300	1,374	1,928
Sales & Marketing	691	682	1069
Research & Development	687	801	1,294
General & Administrative	378	352	573
Total	3,164	3,316	4,930

Geographic Location
Israel	991	946	944
Americas	1,298	1,263	2,544
Europe	590	564	530
Asia Pacific	285	543	912
Total	3,164	3,316	4,930

* The 2014 numbers exclude 349 employees of the Physical Security and Cyber and Intelligence business units sold by NICE in 2015 (for more information, please see Item 5, "Operating and Financial Review and Prospects—Discontinued Operations" in this annual report).

** The substantial increase in number of employees in 2016 resulted mainly from acquisitions and an increase in personnel in certain locations (for more information, please see Item 5, "Operating and Financial Review and Prospects—Recent Acquisitions" in this annual report).

We also utilize temporary employees in various activities.  On average, we employed 50 temporary employees and obtained services from 918 consultants (not included in the numbers set forth above) during 2016.

Our future success will depend in part upon our ability to attract and retain highly skilled and qualified personnel.  Although competition for such personnel is generally intense, we believe that adequate personnel resources are currently available in Israel to meet our requirements.

We are not a party to any collective bargaining agreement with our employees or with any labor organization.  However, we are subject to certain labor related statutes, and to certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (includ-ing the Industrialists' Association of Israel) that are applicable to our Israeli employ-ees by order of the Israeli Ministry of Labor and Welfare.  These statutes and provisions principally concern the length of the work day and the work week, minimum wages for workers, insurance for work-related accidents, determination of severance pay and other conditions of employment.  Israeli law generally requires the payment by employers in Israel of severance pay upon the death of an employee, his retirement or upon termination of employment by the employer without due cause.  We currently fund our ongoing severance obligations in Israel by making monthly payments to approved severance funds or insurance policies.  For more information, please see Note 2p to our Consolidated Financial Statements.  In addition, according to the National Insurance Law, Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, an organization similar to the U.S. Social Security Administration.  These contributions entitle the employees to benefits in periods of unemployment, work injury, maternity leave, disability, reserve military service and bankruptcy or winding-up of the employer.  Since January 1, 1995, such amount also includes payments for national health insurance.  The payments to the National Insurance Institute are equal to approximately 17.85% of an employee's wages (up to a certain cap as determined from time to time by law), of which the employee contributes approximately 62% and the employer contributes approximately 38%.

In addition to our severance obligations for employees located in Israel, we pay severance benefits to our employees located elsewhere in accordance with the local laws and practices of the countries in which they are employed.  Moreover, we are subject to Dutch labor laws and practices for our employees in Alkmaar.

Employment Agreements

We have employment agreements with our officers.  Pursuant to these employ-ment agreements, each party may terminate the employment without cause by giving a 30, 60 or 90 day prior written notice (six to twelve months in the case of certain senior officers).  In addition, we may terminate such agreement for cause with no prior notice.  The agreements generally include non-competition and non-disclosure provisions, although the enforceability of non-competition provisions in employment agreements under Israeli law is very limited.

Share Ownership

As of April 13, 2017, our directors and executive officers beneficially owned an aggregate of 483,280 options to purchase ordinary shares that were vested on such date or that are scheduled to vest within 60 days thereafter, or approximately 0.80% of our outstanding ordinary shares. The options have an average exercise price of $41.26 per share and expire between 2017 and 2026. No individual director or executive officer beneficially owns 1% or more of our outstanding ordinary shares.

The following is a description of each of our option equity plans, under which awards were outstanding during 2016.

2016 Share Incentive Plan

In February 2016, we adopted the NICE-Systems Ltd. 2016 Share Incentive Plan, or 2016 Plan, to provide incentives to employees, directors, consultants and/or contractors by rewarding performance and encouraging behavior that will improve our profitability. Under the 2016 Plan, our employees, directors, consultants and/or contractors may be granted any equity-related award, including any type of an option to acquire our ordinary shares and/or share appreciation right and/or share and/or restricted share and/or restricted share unit and/or other share unit and/or other share-based award and/or other right or benefit under the Plan, including any such equity related award that is a performance based award (each an "Award"). We have registered, through the filing of registration statements on Form S-8 with the SEC under the U.S. Securities Act of 1933 (the "Securities Act"), 2,000,000 ADSs for issuance under the 2016 Plan.

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

Our Board of Directors also adopted an addendum to the 2016 Plan for Awards granted to grantees who are residents of Israel (the "Addendum") and resolved to elect the "Capital Gains Route" (as defined in Section 102(b)(2) of the Tax Ordinance for the grant of Awards to Israeli grantees. The U.S. addendum of the 2015 Plan provides only for non-qualified stock options for purposes of U.S. tax laws.

The 2016 Plan provides that the number of shares that may be subject to Awards granted under the 2016 Plan shall be an amount per calendar year, equal to 3.5% of our issued and outstanding share capital as of December 31 of the preceding calendar year.  Out of such quantity, options that are not granted in a particular calendar year will not be allocated during the next calendar years.  By setting these terms, our Board of Directors took into account the need for current employee retention and retention of future employees, including, specifically, the need to retain in certain years employees that join through acquisitions. During 2016, we granted 1,141,488 options and restricted share units under the 2016 Plan (which constituted 1.58% of our issued and outstanding share capital as of December 31, 2016).

The 2016 Plan is generally administered by our Board of Directors and compensation committee, which determines the grantees under the 2016 Plan and the number of Awards to be granted.  As of April 13, 2017, options and restricted share units to purchase 1,303,109 ordinary shares were outstanding under the 2016 Plan at a weighted average exercise price of $4.37.

2008 Share Incentive Plan

In June 2008, we adopted the NICE-Systems Ltd. 2008 Share Incentive Plan, or 2008 Plan, to provide incentives to employees, directors, consultants and/or contractors by rewarding performance and encouraging behavior that will improve our profitability. Under the 2008 Plan, our employees, directors, consultants and/or contractors may be granted any equity-related award, including any type of an option to acquire our ordinary shares and/or share appreciation right and/or share and/or restricted share and/or restricted share unit and/or other share unit and/or other share-based award and/or other right or benefit under the Plan (each an "Award").  We have registered, through the filing of registration statements on Form S-8 with the SEC under the Securities Act, 8,000,000 ADSs for issuance under the 2008 Plan.

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

Our Board of Directors adopted an addendum to the 2008 Plan for Awards granted to grantees who are residents of Israel (the "Addendum").  On June 16, 2008, our Board of Directors resolved to elect the "Capital Gains Route" (as defined in Section 102(b)(2) of the Tax Ordinance) for the grant of Awards to Israeli grantees, which is described below under "2003 Stock Option Plan." The U.S. addendum of the 2008 Plan provides only for non-qualified stock options for purposes of U.S. tax laws.

The 2008 Plan provides that the number of shares that may be subject to Awards granted under the 2008 Plan shall be an amount per calendar year, equal to 3.5% of our issued and outstanding share capital as of December 31 of the preceding calendar year.  Out of such quantity, options that are not granted in a particular calendar year will not be allocated during the next calendar years.  By setting these terms, our Board of Directors took into account the need for current employee retention and retention of future employees, including, specifically, the need to retain in certain years employees that join through acquisitions. During 2016, we granted 18,460 options and restricted share units under the 2008 Plan (which constituted 0.03% of our issued and outstanding share capital as of December 31, 2016).

The 2008 Plan is generally administered by our Board of Directors and compensation committee, which determines the grantees under the 2008 Plan and the number of Awards to be granted.  As of April 13, 2017, options and restricted share units to purchase 1,664,790 ordinary shares were outstanding under the 2008 Plan at a weighted average exercise price of $19.23.
Nexidia Inc. 2005 Stock Incentive Plan

In 2005, Nexidia adopted the Nexidia Inc. 2005 Stock Incentive Plan (the "Nexidia Plan"), to attract and retain Nexidia's employees, directors, consultants and advisors and to align the interests of such recipients with the interests of Nexidia's shareholders.  Under the Nexidia Plan, the grantees can receive incentive and non-qualified options to acquire shares of Nexidia's common stock, restricted stock awards, restricted stock units and stock appreciation rights.

Pursuant to the terms of the Nexidia acquisition agreement, we assumed and converted Nexidia's stock options and restricted stock units originally granted under the Nexidia Plan into stock options and restricted stock units of NICE, respectively.

As of April 13, 2017, assumed Nexidia options to purchase 16,661 shares of NICE and 129,500 assumed restricted share units were outstanding under the inContact Plan, at a weighted average exercise price of $0.74. We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act, 173,860 ordinary shares for issuance under the Nexidia Plan.

inContact, Inc. 2008 Equity Incentive Plan

In 2008, inContact adopted the inContact, Inc. 2008 Equity Incentive Plan, as subsequently amended in June 14, 2012 (as amended, the "inContact Plan") to enhance inContact's ability to attract and retain those employees, officers, directors and consultants who are expected to make important contributions to inContact and any of its subsidiaries and to align the interests of such recipients with the interests of inContact's shareholders.  Under the inContact Plan, the grantees can receive incentive and non-qualified options to acquire shares of inContact's common stock and can receive stock appreciation rights.

Pursuant to the terms of the inContact Merger Agreement, we assumed and converted inContact's stock options, restricted stock awards and restricted stock units originally granted under the inContact Plan into stock options, restricted stock awards and restricted stock units of NICE, respectively.

As of April 13, 2017, assumed inContact options to purchase 220,767 shares of NICE and 172,828 assumed restricted share units and restricted shares were outstanding under the inContact Plan, at a weighted average exercise price of $23.37. We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act, 476,114 ordinary shares for issuance under the inContact Plan.

Actimize Ltd. 2003 Omnibus Stock Option and Restricted Stock Incentive Plan

Pursuant to the terms of the acquisition of Actimize Ltd. in August 2007, we assumed and replaced the stock options and restricted shares granted by Actimize.

In 2003, Actimize adopted the 2003 Omnibus Stock Option and Restricted Stock Incentive Plan, or the 2003 Actimize Plan, to afford an incentive to employees, officers, office holders, directors, subcontractors and consultants of Actimize or any subsidiary of Actimize, to acquire a proprietary interest in Actimize, to increase their efforts on behalf of Actimize and to provide the success of Actimize's business.  Under the 2003 Actimize Plan, the grantees could be granted options to acquire Actimize's ordinary shares, restricted shares and shares.  Incentive stock options to acquire ordinary shares of Actimize were granted at an exercise price not less than the fair market value of the ordinary shares of Actimize on the date of grant or as determined by Actimize's Board of Directors or by a committee thereof.  In addition, the options were granted at an exercise price of not less than the par value of the ordinary shares of Actimize.

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

As of April 13, 2017, assumed Actimize options to purchase 4,191 ordinary shares of NICE were outstanding at a weighted average exercise price of $14.60.  No additional grants are being made under this plan following the acquisition of Actimize.

e-Glue Software Technologies Inc., 2004 Stock Option Plan

In 2004, e-Glue adopted the 2004 Stock Option Plan that was further amended by e-Glue on June 9, 2010 (the "2004 e-Glue Plan"), for the grant of awards to employees, directors and service providers of e-Glue and its subsidiaries.  The 2004 e-Glue Plan provides for the grant of options to acquire e-Glue's stock, for the grant of restricted stock and for the grant of restricted share units.

Pursuant to the terms of the e-Glue acquisition agreement, we assumed the outstanding stock options and restricted share units granted by e-Glue under the 2004 e-Glue Plan that did not expire upon closing of the e-Glue acquisition.  Following such assumption, the options represent rights to purchase ordinary shares of NICE or restricted share units of NICE, pursuant to a set formula (such options and restricted share units, together the "Assumed e-Glue Options").  Some of the Assumed e-Glue Options have a three year vesting period, with a third becoming vested and exercisable one year from their date of grant and the remainder vesting and become exercisable in equal installments on an annual basis over the following two years. The remaining portion of the Assumed e-Glue Options vest as follows: 25% vest and become exercisable one year from their date of grant, and the remaining 75% vested and became exercisable on December 31, 2011. Certain Assumed e-Glue Options are subject to acceleration rights if employment is terminated within a limited time period and under certain circumstances. If the grantee ceases to be an employee or service provider of us or one of our subsidiaries, for any reason, the optionee may exercise or be entitled to the Assumed e-Glue Options to the extent they were vested and exercisable on the date of termination of employment or service, as the case may be, but only during the period ending on the earlier of (a) 10 years from the date of grant (unless sooner terminated as provided in a specific award agreement) or (b) three months after the date of termination of employment or service, as the case may be.  However, if the optionee dies or becomes disabled prior to the expiration date of his or her Assumed e-Glue Options while still in the employ or service of us or one of our subsidiaries, or during the three month period described in the preceding sentence, or in the event of the retirement of the optionee for reasons of disability (within the meaning of Section 22(e)(3) of the U.S. Internal Revenue Code, 1986), the Assumed e-Glue Options shall remain exercisable until the earlier of their expiration date in accordance with the award agreement or one year from the date of such death or retirement.  When applicable, the Assumed e-Glue Options shall be held by, and registered in the name of, a trustee, according to Section 102(b) of the Tax Ordinance.

As of April 13, 2017, Assumed e-Glue Options and restricted share unit to purchase 420 ordinary shares of NICE were outstanding under the 2004 e-Glue Plan.  The exercise price per share underlying the options and restricted share units is equal to the nominal value of an ordinary share.  We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act, 76,035 ADRs for issuance under the 2004 e-Glue Plan.

Fizzback Group (Holdings) Limited Employee Share Option Scheme

In July 2010, Fizzback adopted the Fizzback Group (Holdings) Limited Employee Share Option Scheme, as amended (the "Fizzback Plan"), to grant options to employees, directors and consultants, as applicable, of Fizzback. Under the Fizzback Plan, the grantees could be granted options which are deemed "qualifying options" for the purposes of the EMI Code (as that term is defined in the United Kingdom's Income Tax (Earnings and Pensions) Act 1993) to acquire Fizzback's ordinary shares, restricted share units and unapproved options.

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

As of April 13, 2017, assumed Fizzback options and restricted share units to purchase 4,288 ordinary shares of NICE were outstanding under the Fizzback Plan, at a weighted average exercise price of $0.48.  We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act, 165,695 ordinary shares for issuance under the Fizzback Plan.

Merced Plans

Merced Systems, Inc. 2001 Stock Plan

In 2001, Merced adopted the Merced Systems, Inc. 2001 Stock Plan, as amended (the "2001 Merced Plan"), to afford an incentive to employees and consultants of Merced and to promote the success of Merced's business.  Under the 2001 Merced Plan, the grantees could be granted options to acquire Merced's ordinary shares and restricted shares.

Pursuant to the terms of the Merced acquisition agreement, we assumed and converted Merced's options and replaced Merced's restricted shares that were originally granted under the 2001 Merced Plan into stock options to purchase ordinary shares of NICE, and with restricted shares of NICE, respectively.

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

Merced Systems, Inc. 2011 Stock Plan

In 2011, Merced adopted the Merced Systems, Inc. 2011 Stock Plan (the "2011 Merced Plan"), to afford an incentive to employees and consultants of Merced and to promote the success of Merced's business.  Under the 2011 Merced Plan, the grantees could be granted options to acquire Merced's ordinary shares and restricted share units.

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

As of April 13, 2017, assumed Merced options, restricted share units and restricted shares to purchase 7,370 ordinary shares of NICE were outstanding under the 2001 Merced Plan and the 2011 Merced Plan, at a weighted average exercise price of $13.74.  We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act, 343,288 ordinary shares for issuance under the 2001 Merced Plan and the 2011 Merced Plan.

 Item 7.                 Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares, with respect to each person known to us to be the beneficial owner of 5% or more of our outstanding ordinary shares, reported as of April 13, 2017.  None of our shareholders has any different voting rights than any other shareholder.

Name and Address	Number of Shares		Percent of Shares Beneficially Owned (1)
Janus Capital Management LLC 151 Detroit Street Denver, Colorado 80206, USA	4,559,401	(2)	7.6%

Massachusetts Financial Services Company 111 Huntington Avenue Boston, Massachusetts 02199	4,077,833	(3)	6.8%

Psagot Investment House Ltd. 14 Ahad Ha'am Street Tel Aviv 65142, Israel	3,390,434	(4)	5.6%

Migdal Insurance & Financial Holdings Ltd. 4 Efal Street; P.O. Box 3063 Petach Tikva 49512, Israel	3,143,558	(5)	5.2%
___________
(1) Based upon 60,039,322 ordinary shares issued and outstanding as of April 13, 2017.

(2) This information is based upon a Schedule 13G/A filed by Janus Capital Management LLC with the SEC on February 14, 2017.

(3) These securities consist of (i) American Depositary Shares that can be converted to ordinary shares and (ii) ordinary shares. This information is based upon a Schedule 13G/A filed by Massachusetts Financial Service Company with the SEC on February 14, 2017.

(4) These securities are held for members of the public through, among others, portfolio accounts managed by Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., mutual funds managed by Psagot Mutual Funds Ltd., provident funds managed by Psagot Provident Funds and Pension Ltd., and pension funds managed by Psagot Pension (Haal) Ltd., according to the following segmentation: 1,556,434 ordinary shares are held by portfolio accounts managed by Psagot Securities Ltd., 1,046,023 ordinary shares are held by Psagot Exchange Traded Notes Ltd., 699,431 ordinary shares are held by provident funds managed by Psagot Provident Funds and Pension Ltd., 80,138 ordinary shares are held by mutual funds managed by Psagot Mutual Funds Ltd. (of this amount, 9,500 shares may also be considered beneficially owned by Psagot Securities Ltd., but are not included in the shares beneficially owned by Psagot Securities Ltd., as indicated above) and 8,408 ordinary shares are held by Psagot Insurance Company Ltd.  Each of the foregoing companies is a wholly-owned subsidiary of Psagot Investment House Ltd.   This information is based upon a Schedule 13G/A filed by Psagot Investment House Ltd. with the SEC on February 15, 2017.

(5)   Of these securities, (i) 3,026,144 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Reporting Person, according to the following segmentation: 1,626,441 ordinary shares are held by profit-participating life assurance accounts, 1,175,834 ordinary shares are held by provident funds and companies that manage provident funds, and 223,869 ordinary shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 117,414 are beneficially held for their own account (Nostro account). This information is based upon a Schedule 13G filed by Migdal with the SEC on January 26, 2017.

As of April 13, 2017, we had approximately 46 registered ADS holders of record in the United States, with our ADS holders holding in total approximately 46% of our outstanding ordinary shares, as reported by JPMorgan Chase Bank, N.A., the depositary for our ADSs.

As of December 31, 2016, Harel Insurance Investments and Financial Services Ltd. ("Harel") held 2,909,357 or 4.9% of our ordinary shares. This information is based upon a Schedule 13G/A filed by Harel with the SEC on January 31, 2017.  Of these ordinary shares (i) 2,792,803 shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions and (ii) 116,554 shares are beneficially held for their own account.

As of December 31, 2016, IDB Development Corporation Ltd. ("IDB") held 2,288,700 or 3.8% of our ordinary shares. This information is based upon a Schedule 13G/A filed by IDB and Clal Insurance Enterprise Holdings Ltd. with the SEC on February 14, 2017. These shares include 2,340 ordinary shares held directly by Bayside Land Corporation Ltd., an Israeli public corporation and a majority owned subsidiary of Property and Building Corporation Ltd., which is an Israeli public corporation and a majority owned subsidiary of Discount Investment Corporation Ltd., which is an Israeli public corporation and a majority owned subsidiary of IDB. The 2,288,700 ordinary shares exclude 59,266 ordinary shares, all of which are held for members of the public through, among others, portfolio management and/or mutual funds, which are managed by Epsilon Investment House Ltd. and/or Epsilon Mutual Funds Management (1991) Ltd, each an indirect subsidiary of IDB.

To our knowledge, we are not directly or indirectly owned or controlled by another corporation or by any foreign government and there are no arrangements that might result in a change in control of our company.

Related Party Transactions

None.

Item 8.                 Financial Information.

Consolidated Statements and Other Financial Information

See Item 18, "Financial Statements" in this annual report.

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

Patent Lawsuit by NICE

    On August 27, 2015, we initiated a lawsuit in the United States District Court for the District of Delaware by filing a complaint against ClickFox for infringement of NICE's U.S. Patent No. 8,976,955 ("the '955 patent") entitled "System and method for tracking web interactions with real time analytics". ClickFox moved to dismiss the complaint on October 26, 2015. Subsequently, we filed an amended complaint alleging infringement of additional claims of the 955 patent, and ClickFox filed a renewed motion to dismiss. A motion hearing was held on April 22, 2016, and on September 15, 2016, the court granted ClickFox's motion to dismiss for lack of patent-eligible subject matter. We filed a Notice of Appeal to the Court of Appeals for the Federal Circuit on January 11, 2017. The hearing of the appeal is expected to take place towards the end of 2017 or in early 2018.

Dispute under Sale Agreement

                Following the divestiture of one of our business units, the buyer of such business unit made certain demands and allegations, claiming indemnification pursuant to the sale agreement between NICE and such buyer. NICE denied all demands and allegations made by the buyer in accordance with the mechanism set in the sale agreement regarding such matters. The parties have recently reached and executed a settlement agreement, and this dispute is no longer pending.

Disputes and litigations inherited following the acquisition of inContact:

   In May 2009, inContact was served in a lawsuit titled California College, Inc., et al., v. UCN, Inc., et al. In the lawsuit, California College alleges that (1) inContact made fraudulent and/or negligent misrepresentations in connection with the sale of its services with those of Insidesales.com, Inc., another defendant in the lawsuit, (2) inContact breached its service contract with California College and an alleged oral contract between the parties by failing to deliver contracted services and product and failing to abide by implied covenants of good faith and fair dealing, and (3) inContact's conduct interfered with prospective economic business relations of California College with respect to enrolling students.  California College filed an amended complaint that has been answered by Insidesales.com and inContact. California College originally sought damages in excess of $20.0 million. Insidesales.com and inContact filed cross-claims against one another, which they subsequently agreed to dismiss with prejudice. In October 2011, California College reached a settlement with Insidesales.com, the terms of which have not been disclosed and remain confidential. In June of 2013, California College amended its damages claim to $14.4 million, of which approximately $5.0 million was alleged to be pre-judgment interest. On September 10, 2013, the court issued an order on inContact's Motion for Partial Summary Judgment. The court determined that factual disputes exist as to several of the claims, but dismissed California College's cause of action for intentional interference with prospective economic relations and the claim for prejudgment interest. Dismissing the claim for prejudgment interest effectively reduced the claim for damages to approximately $9.2 million. At this stage we are unable to evaluate the probability of a favorable or unfavorable outcome in this litigation.

   On June 10, 2016, a complaint captioned Natalie Gordon v. inContact, Inc., et al., was filed in the Third Judicial District Court of Salt Lake County, State of Utah (the "Court") naming as defendants inContact and its Board of Directors (the "Gordon Action"). The plaintiff filed an amended complaint on July 1, 2016. On July 5, 2016, a complaint captioned David Stern v. inContact, Inc., et al., was filed in the same court naming as defendants inContact and its Board of Directors. On July 8, 2016, a complaint captioned Andre Davis v. inContact. Inc., et al., was filed in the same court naming as defendants inContact, its Board of Directors, Nice and Victory Merger Sub Inc., a wholly owned subsidiary of ours. On July 14, 2016 the Court ordered the three actions consolidated and designated the amended complaint in the Gordon action as the operative complaint. The consolidated action purported to be a class action brought by shareholders alleging that the members of inContact's Board of Directors breached their fiduciary duties by approving the Merger Agreement with NICE pursuant to which inContact was acquired as a wholly owned indirect subsidiary of ours. On August 4, 2016 the parties entered into a Memorandum of Understanding for the settlement of the three actions. The parties have recently completed the negotiation of the settlement agreement, and we expect that this action will be formally dismissed in the near future.

Dividends

Our Board of Directors previously approved a dividend plan under which we paid quarterly cash dividends to holders of our ordinary shares and ADRs subject to declaration by the Board. The annual dividend amount under the dividend plan was $0.64 per share, or $0.16 per share quarterly.  The total amount of dividends paid in 2016 was $0.64 per share. Under Israeli law, dividends may be paid only out of profits and other surplus (as defined in the law) as of our most recent financial statements or as accrued over a period of two years, whichever is higher, provided that there is no reasonable concern that the dividend distribution will prevent us from meeting our existing and foreseeable obligations as they come due.

On January 6, 2017, our Board of Directors approved the termination of this dividend plan, and we do not have any plans at this time to make any future dividend payments. Payment of future dividends, if any, will be at the discretion of our Board of Directors and will depend on various factors, such as our statutory profits, financial condition, operating results and current and anticipated cash needs.  In the event cash dividends are declared by us, we may decide to pay such dividends in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion. For more information regarding the taxation implications of the dividend plan, see "Item 10 - Additional Information - Taxation" of this annual report.

Significant Changes

On January 18, 2017, we issued $287.5 million aggregate principal amount of the Notes. The Notes bear interest at a fixed rate of 1.25% per year, payable semiannually in arrears on January 15 and July 15 of each year, beginning on July 15, 2017. Subject to satisfaction of certain conditions and during certain periods, at the option of the holders the notes are exchangeable for (at our election) (i) cash, (ii) ADSs or (iii) a combination thereof. The exchange rate was initially set at 12.0260 ADSs per $1,000 principal amount of Notes (equivalent to an initial exchange price of approximately $83.15 per ADS), subject to future adjustment.

In connection with the issuing of the Notes, we entered into privately negotiated exchangeable note hedge transactions with some of the initial purchasers (and/or their respective affiliates) (the "option counterparties"). Subject to customary anti-dilution adjustments substantially similar to those applicable to the Notes, the exchangeable note hedge transactions cover the same number of our ADSs that initially underlie the Notes. The hedge transactions are expected generally to reduce potential dilution to our ADSs and/or offset potential cash payments we are required to make in excess of the principal amount, in each case, upon any exchange of the Notes. Concurrently with the entry into the exchangeable note hedge transactions, we entered into warrant transactions with the option counterparties relating to the same number of ADSs, with a strike price of $101.8200 per ADS, subject to customary anti-dilution adjustments.

Our proceeds from the offering of the Notes were $280.4 million, after deducting the underwriters' fees and offering expenses. We used $20.3 million of the net proceeds of the offering to pay the cost of the exchangeable note hedge transactions (such cost is net of the proceeds we received upon sale of the warrant transactions). The remaining net proceeds of the offering were used to repay a portion of the outstanding borrowings under our Credit Facility.

Item 9.   The Offer and Listing.

Trading in the ADSs

Our ADSs have been quoted on the NASDAQ Stock Market under the symbol "NICEV" from our initial public offering in January 1996 until April 7, 1999, and thereafter under the symbol "NICE."  Prior to that time, there was no public market for our ordinary shares in the United States.  Each ADS represents one ordinary share.  The following table sets forth, for the periods indicated, the high and low reported market (sale) prices for our ADSs.

	ADSs
	High	Low
Annual
2012	40.04	29.51
2013	42.12	33.63
2014	51.75	37.08
2015	68.38	47.95
2016	69.79	54.12

Quarterly

Quarterly 2016
First Quarter	$66.28	$54.12
Second Quarter	67.25	59.07
Third Quarter	69.46	62.98
Fourth Quarter	69.79	63.72

Quarterly 2017
First Quarter	70.84	65.59
Second Quarter (through April 20, 2017)	68.66	66.57

Monthly
September 2016	$68.83	$64.01
October 2016	67.67	65.92
November 2016	69.79	64.18
December 2016	68.94	63.72
January 2017	70.49	65.59
February 2017	70.84	67.18
March 2017	69.52	65.72
April 2017 (through April 20, 2017)	68.66	66.57

On April 20, 2017, the last reported price of our ADSs was $68.31 per ADS.

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

	Ordinary Shares
	High		Low
	NIS	$	NIS	$
Annual

2012	150.00	38.82	117.80	30.29
2013	149.10	42.21	122.10	33.27
2014	203.30	51.94	130.60	36.90
2015	262.6	68.76	189.4	47.95
2016	268.0	69.76	207.2	53.29

Quarterly 2016
First Quarter	251.9	66.33	207.2	53.29
Second Quarter	255.9	66.33	229.2	58.77
Third Quarter	263.6	69.26	242.3	62.65
Fourth Quarter	268.0	69.76	244.9	64.19

Quarterly 2017
First Quarter	269.50	71.19	239.30	65.58
Second Quarter (through April 20, 2017)	250.70	69.07	243.50	66.66

Monthly
September 2016	259.4	68.95	242.3	64.00
October 2016	259.0	67.80	249.4	65.81
November 2016	268.0	69.76	244.9	64.19
December 2016	265.6	68.90	247.5	64.83
January 2017	269.5	71.19	252.6	65.58
February 2017	267.7	71.05	251.2	67.00
March 2017	256.9	69.67	239.3	65.89
April 2017 (through April 20, 2017)	250.7	69.07	243.5	66.66

As of April 20, 2017, the last reported price of our ordinary shares on the TASE was NIS 248.1 (or $67.71) per share.

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

Directors

Our articles of association provide that the number of directors serving on the Board shall be not less than three but shall not exceed thirteen. As discussed above in Item 6, "Directors, Senior Management and Employees – Board Practices – Outside Directors", in December 2016, our shareholders approved amendments to our articles of association, pursuant to which our Board of Directors may elect to opt out of such requirements and we would not be required to have outside directors serve on our Board of Directors.  Our directors, other than outside directors, are elected at the annual shareholders meeting to serve until the next annual meeting or until their earlier death, resignation, bankruptcy, incapacity or removal by resolution of the general shareholders meeting.  Directors may be re-elected at each annual shareholders meeting.  The Board may appoint additional directors (whether to fill a vacancy or create new directorship) to serve until the next annual shareholders meeting, provided, however, that the Board shall have no obligation to fill any vacancy unless the number of directors is less than three.  Our officers serve at the discretion of the Board.

The Board of Directors may meet and adjourn its meetings according to the Company's needs but must meet at least once every three months.  A meeting of the Board may be called at the request of any two directors.  The quorum required for a meeting of the Board consists of a majority of directors who are lawfully entitled to participate in the meeting and vote thereon.  The adoption of a resolution by the Board requires approval by a simple majority of the directors present at a meeting in which such resolution is proposed.  In lieu of a Board meeting, a resolution may be adopted if all of the directors lawfully entitled to vote thereon consent not to convene a meeting.

Subject to the Israeli Companies law, the Board may appoint a committee of the Board and delegate to such committee all or any of the powers of the Board, as it deems appropriate.  Under the Israeli Companies Law the Board of Directors must appoint an internal audit committee, comprised of at least three directors.  The function of the internal audit committee is to review irregularities in the management of the Company's business and recommend remedial measures.  The committee is also required, under the Israeli Companies Law, to approve certain related party transactions and to assess our internal audit system and the performance of our internal auditor.  Notwithstanding the foregoing, the Board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees.  The Board has appointed an internal audit committee which has three members, an audit committee which has five members, a compensation committee which has five members, a nominations committee which has two members and a mergers and acquisitions committee which has six members.  For more information on the Company's committees, please see Item 6, "Directors, Senior Management and Employees—Board Practices" in this annual report.

Fiduciary Duties of Officers

The Israeli Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company.  An office holder's fiduciary duties consist of a duty of care and a duty of loyalty.  The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and revealing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder.

Approval of Certain Transactions

The Israeli Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company.  In addition, if the transaction is an extraordinary transaction as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandpar-ents, descendants, spouse's descendants and the spouses of any of the foregoing.  In addition, the office holder must also disclose any interest held by any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.  An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company's profitability, assets or liabilities.

In the case of a transaction which is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only Board approval is required unless the articles of association of the company provide otherwise.  The transaction must not be adverse to the company's interest.  Furthermore, if the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the articles of association, it also must be approved by the company's internal audit committee and then by the Board of Directors, and, under certain circumstances, by a meeting of the shareholders of the company.   An office holder who has a personal interest in a transaction that is considered at a meeting of the Board of Directors or the internal audit committee generally may not be present at the deliberations or vote on this matter, unless the chairman of the Board or chairman of the internal audit committee, as the case may be, determined that the presence of such person is necessary to present the transaction to the meeting.  If a majority of the directors have a personal interest in an extraordinary transaction with the company, shareholder approval of the transaction is required.

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

The Israeli Companies Law applies the same disclosure requirements to a controlling share-holder of a public company, which includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.  Extraor-dinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of management fees of a controlling shareholder or compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the Board of Directors and the shareholders of the company by simple majority, provided that either such majority vote must include at least a simple majority of the shareholders who have no personal interest in the transaction and are present at the meeting (without taking into account the votes of the abstaining shareholders), or that the total shareholdings of those who have no personal interest in the transaction who vote against the transaction represent no more than two percent of the voting rights in the company. Any such extraordinary transaction whose term is longer than three years requires further shareholder approval every three years, unless (with respect to transactions not involving management fees or employment terms) the internal audit committee approves that a longer term is reasonable under the circumstances.

In addition, under the Israeli Companies Law, a private placement of securities requires approval by the Board of Directors and the shareholders of the company if it will cause a person to become a controlling shareholder or if:

•	the securities issued amount to 20% or more of the company's outstanding voting rights before the issuance;

•	some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

•
the transaction will increase the relative holdings of a shareholder that holds five percent or more of the company's outstanding share capital or voting rights or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company's outstanding share capital or voting rights.

According to the Company's articles of association, certain resolutions, such as resolutions regarding mergers and windings up, require approval of the holders of 75% of the shares represented at the meeting and voting thereon.

Approval of Office Holder Compensation

Under the Israeli Companies Law, we are required to adopt a compensation policy, recommended by the compensation committee, and approved by the Board of Directors and the shareholders, in that order, at least once every three years.  Following the recommendation of our compensation committee and approval by our Board of Directors, our shareholders approved such compensation policy at our 2013 annual general meeting of shareholders held on August 27, 2013, and an amended compensation policy at our 2015 annual general meeting of shareholders held on July 9, 2015.  At the Company's special general meeting held on December 21, 2016, following the recommendation of our compensation committee and approval by our Board of Directors, our shareholders approved certain amendments to the current compensation policy. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter (similar to the threshold described above). In general, all office holders' terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability - must comply with the company's compensation policy. Although NASDAQ rules generally require shareholder approval when an equity based compensation plan is established or materially amended, as a foreign company we follow the aforementioned requirements of the Israeli Companies Law.

In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder generally must be approved separately by the compensation committee, the Board of Directors and the shareholders of the company, in that order. Notwithstanding, a company's compensation committee and board of directors are permitted to approve the compensation terms of a chief executive officer or of a director, without convening a general meeting of shareholders, provided however, that such terms: (1) are not more beneficial than such officer's former terms or than the terms of his predecessor, or are essentially the same in their effect; (2) are in line with the compensation policy; and (3) are brought for shareholder approval at the next general meeting of shareholders.

The compensation terms of other officers require the approval of the compensation committee and the Board of Directors. An amendment of existing compensation terms of an office holder who is not a director, if the compensation committee determines that the amendment is not material, requires the approval of the compensation committee only. Pursuant to a recent amendment to regulations promulgated under the Israeli Companies Law governing the relaxation in transactions with interested parties - an amendment of the existing compensation terms of office holders who are subordinate to the chief executive officer, if the amendment is not material and the changes are in line with the existing compensation policy, requires only the chief executive officer's approval (in accordance to such amendment, on December 21, 2016, our shareholders approved an amendment to the compensation policy, which provided our chief executive officer the authority to approve non-material changes to the compensation terms of office holders subordinated to him, without seeking the approval of the compensation committee).

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

•
"conclusion of a proceeding without filing an indictment" in a matter in which a criminal investigation has been instigated and "financial liability in lieu of a criminal proceeding," have the meaning ascribed to them under the Israeli Companies Law. The term "Litigation Expenses" shall include, without limitation, attorneys' fees and all other costs, expenses and obligations paid or incurred by an office holder in connection with investigating, defending, being a witness or participating in (including on appeal), or preparing to defend, be a witness or participate in any claim or proceeding relating to any matter for which indemnification may be provided;

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

The foregoing indemnification may be procured by us (a) retroactively and (b) as a commitment in advance to indemnify an office holder, provided that, in respect of the first bullet above, such commitment shall be limited to (A) such events that in the opinion of the Board of Directors are foreseeable in light of our actual operations at the time the undertaking to indemnify is provided, and (B) to the amounts or criterion that the Board of Directors deems reasonable under the circumstances, and further provided that such events and amounts or criterion are set forth in the undertaking to indemnify, and which shall in no event exceed, in the aggregate, the greater of: (i) 25% of our shareholder's equity at the time of the indemnification, or (ii) 25% of our shareholder's equity at the end of fiscal year of 2010.

We have undertaken to indemnify our directors and officers pursuant to applicable law. We have obtained directors' and officers' liability insurance for the benefit of our directors and officers.  The Company currently has a directors and officers liability insurance policy limited to $100 million (the "Policy"), at an annual premium of approximately $386,888. Our internal audit committee, Board of Directors, and shareholders have approved the Company's "Side A" Difference in Conditions extension of the Policy, limited to an additional $25 million, which provides the directors and officers with personal asset protection in situations when other sources of insurance or indemnification fail or are not available (the "Extended Policy"). The Extended Policy portion is at an additional annual premium of approximately $54,112.

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

The Israeli Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder in the company.  An acquisition of shares of a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% or greater shareholder of the company and there is no existing 45% or greater shareholder in the company.  These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a 25% shareholder of the company and resulted in the acquirer becoming a 25% shareholder of the company or (iii) was from a 45% shareholder of the company and resulted in the acquirer becoming a 45% shareholder of the company.  The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company's outstanding shares, regardless of how many shares are tendered by shareholders.  The tender offer may be consummated only if (i) at least 5% of the company's outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If as a result of an acquisition of shares the acquirer will hold more than 90% of a company's outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares.  If as a result of a full tender offer the acquirer would own more than 95% of the outstanding shares, then all the shares that the acquirer offered to purchase will be transferred to it.  The law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of a full tender offer, but the acquirer is entitled to stipulate that tendering shareholders forfeit their appraisal rights.  If as a result of a full tender offer the acquirer would own 95% or less of the outstanding shares, then the acquirer may not acquire shares that will cause his shareholding to exceed 90% of the outstanding shares. Shareholders may request an appraisal in connection with a tender offer for a period of six months following the consummation of the tender offer, but the purchaser is entitled to stipulate as a condition of such tender offer that any tendering shareholder renounce its appraisal rights.

Material Contracts

Nexidia Acquisition Agreement

On January 11, 2016, we entered into an Agreement and Plan of Merger to acquire Nexidia, a leading provider of advanced customer analytics. We acquired Nexidia for total consideration of approximately $135.0 million in cash. The acquisition allows us to offer a combined offering, featuring analytics capabilities with accuracy, scalability and performance, enabling organizations to expand their analytics usage in critical business use cases. Organizations will benefit from the combined offering, which features a best-in-class, analytics-based solution.

inContact Acquisition Agreement

On May 17, 2016, we entered into an Agreement and Plan of Merger (the "Merger Agreement") with inContact Inc. and Victory Merger Sub Inc., a wholly owned subsidiary of ours (the "Merger Sub").  On November 14, 2016, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into inContact, with inContact surviving the merger as a wholly owned subsidiary of ours. At the effective time of the merger, each outstanding share of inContact common stock (the "inContact Shares") (other than (i) shares owned by inContact or us, (ii) for which inContact stockholders exercised appraisal rights under Delaware law, or (iii) outstanding restricted stock) was cancelled and converted into the right to receive $14.00, without interest.  Also at the effective time of the merger, outstanding vested inContact RSUs and stock options were cancelled in exchange for the right to receive in cash, (a) in the case of RSUs, $14.00 for each inContact share subject to such vested RSU, less any required tax withholding, and (b) in the case of stock options, the excess, if any, of $14.00 over the applicable per share exercise price for each inContact share underlying a vested stock option, less any required tax withholding.  Additionally, outstanding unvested inContact RSUs, stock options and restricted stock at the effective time of the merger were cancelled and converted into RSUs with ADSs to be received upon settlement, options to acquire ADSs and restricted ADSs, respectively, in each case with the number of ADSs subject to such award (and in the case of options, the exercise price) adjusted pursuant to an exchange ratio determined based upon the average closing price of ADSs for the ten trading days immediately preceding the closing date for the transaction. Other than the number of ADSs subject to such unvested equity awards (and in the case of options) the adjusted exercise price, the unvested equity awards remain subject to the same terms and conditions that the cancelled equity awards were subject to, including as to vesting and settlement.

Credit Agreement

On November 14, 2016, in connection with the consummation of the inContact acquisition, we and Nice Systems entered into a secured Credit Agreement with the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent.  The Credit Agreement provides for a term loan facility of $475 million and a revolving facility of $75 million.  The Credit Agreement is guaranteed by most of our Israeli and U.S. material subsidiaries, including NICE Systems, and secured by substantially all assets of our and the guarantors assets, subject to certain customary exceptions.

Unless terminated earlier, loans outstanding under the term loan facility mature and commitments under the revolving facility expire on November 14, 2021. The term loan amortizes in equal quarterly installments in annual amounts (expressed as percentages of the loans made under the term loan facility on November 14, 2016 (the initial funding date of the term loan facility)) at the repayment rate of 1.25% during the period from March 2017 to December 2019 and 2.50% during the period from March 2020 to September 2021, with the remaining balance due on the final maturity date of the term loan facility.

We have the right to prepay borrowings under the Credit Agreement and to reduce the unutilized portion of the revolving credit facility, in each case, at any time without premium or penalty (except for Eurodollar breakage fees, if any). In January 2017, we used the net proceeds of the Notes offering described below to repay a principal amount of $260 million, which resulted in $5.3 million amortization of debt issuance costs. In addition, the contractual principal payments for the long term loan have changed and we will pay the entire remaining principal of $215 million on the final maturity date of the term loan facility. We are required to prepay borrowings under the term loan facility with all of the net cash proceeds of sales or dispositions of assets or other property, subject to certain reinvestment rights and other exceptions. The interest rates under the Credit Agreement are variable based on LIBOR or an alternate base rate at the time of the borrowing, plus a margin to be determined based on our leverage as measured by a ratio of consolidated total net indebtedness to consolidated EBITDA (the "Consolidated Total Net Leverage Ratio") and ranging from 1.25% to 2.00%, in the case of LIBOR rate loans, or 0.25% to 1.00%, in the case of base rate loans. A commitment fee will accrue on the average daily unused portion of the revolving facility at the rate ranging from 0.25% to 0.50%, depending on the Consolidated Total Net Leverage Ratio, and is initially set at 0.375% per annum.

The Credit Agreement contains customary covenants, which include, among others, limitations or restrictions on the incurrence of indebtedness, the incurrence of liens and entry into sales and leaseback transactions, mergers, transfers, leases, licenses, sublicenses or dispositions of any asset, including any Equity Interest (as defined in the Credit Agreement) owned by us or any of our subsidiaries, transactions with affiliates and certain transactions limiting the ability of subsidiaries to pay dividends, in each case, subject to certain exceptions.  The Credit Agreement also includes a requirement, to be tested quarterly, that we maintain a Consolidated Total Net Leverage Ratio, as of the last day of any fiscal quarter ending on or after March 31, 2017 and on or prior to December 31, 2018, that does not exceed 3.00 to 1.00 and as of the last day of any fiscal quarter ending thereafter, does not exceed 2.50 to 1.00. For these ratios, consolidated EBITDA and consolidated interest expense are calculated in a manner defined in the Credit Agreement.  The Credit Agreement also includes customary events of defaults.

Notes and Indenture

On January 18, 2017, NICE Systems issued $287.5 million aggregate principal amount of the Notes.  The Notes are the general unsecured obligations of NICE Systems, guaranteed by us. The sale of the Notes generated net proceeds of approximately $260.1 million.  The Notes were issued pursuant to an indenture (the "Indenture") among us, NICE Systems and U. S. Bank National Association, as trustee (the "trustee").

The Notes bear interest at a fixed rate of 1.25% per year, payable semiannually in arrears on January 15 and July 15 of each year, beginning on July 15, 2017. The Notes will mature on January 15, 2024, unless earlier prepaid, redeemed or exchanged, and are not redeemable at NICE Systems' option prior to their maturity date, except in the event of certain tax law changes.

Subject to satisfaction of certain conditions and during certain periods, at the option of the holders the Notes are exchangeable for (at our election) (i) cash, (ii) ADSs or (iii) a combination thereof. The exchange rate was initially set at 12.0260 ADSs per $1,000 principal amount of Notes (equivalent to an initial exchange price of approximately $83.15 per ADS). The exchange rate is subject to adjustment in some events. In addition, following certain corporate events that occur prior to the maturity date or NICE Systems' delivery of a notice of tax redemption, in certain circumstances NICE Systems will increase the exchange rate for a holder who elects to exchange its Notes in connection with such a corporate event or tax redemption, as the case may be.

If we or NICE Systems undergo a fundamental change (as defined in the Indenture), holders may require NICE Systems to prepay for cash all or part of their Notes at a prepayment price equal to 100% of the principal amount of the Notes to be prepaid, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change prepayment date.

The Indenture contains customary events of default. In the case of an event of default arising from certain events of bankruptcy, insolvency or reorganization, with respect to us, NICE Systems or any of our subsidiaries that is a significant subsidiary (as defined in the Indenture), all outstanding Notes will become due and payable immediately without further action or notice. If any other event of default, other than for the failure to file reports described below, occurs and is continuing, then the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes may declare the Notes to be due and payable. The Indenture further provides that with respect to an event of default arising from the Company's failure to comply with the obligations to timely file any document or report that it is required to file with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as applicable, we may elect to pay additional interest on the Notes as the sole remedy for such event of default during the period indicated below. Additional interest will accrue on the Notes at a rate equal to (i) 0.25% per annum of the principal amount of the Notes outstanding for each day during the period beginning on, and including, the date on which such event of default first occurred and ending on the earlier of (x) the date on which such event of default is cured or validly waived and (y) the 90th day immediately following, and including, the date on which such event of default first occurred and (ii) if such event of default has not been cured or validly waived prior to the 91st day immediately following, and including, the date on which such event of default first occurred, 0.50% per annum of the principal amount of notes outstanding for each day during the period beginning on, and including, the 91st day immediately following, and including, the date on which such event of default first occurred and ending on the earlier of (x) the date on which the event of default is cured or validly waived and (y) the 180th day immediately following, and including, the date on which such event of default first occurred.

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

Our ADSs may be freely held and traded pursuant to the General Permit and the Currency Control Law.  The ownership or voting of ADSs by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel, are not restricted in any way by our memorandum of association or articles of association or by the laws of the State of Israel.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax on taxable income at the rate of 26.5% for the 2015 tax year and 25% for the 2016 tax year.   Under an amendment enacted in December 2016 to the Israel Income Tax Ordinance of 5721-1961, or the Tax Ordinance, the corporate tax rate will decrease to 24% for 2017 and 23% for 2018 and thereafter. Israeli companies are generally subject to capital gains tax at the corporate tax rate.  However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (see below), may be considerably less.

We are permitted to measure our Israeli taxable income in U.S. dollars pursuant to regulations published by the Israeli Minister of Finance, which provide the conditions for doing so.  We believe that we meet and will continue to meet, the necessary conditions and as such, we measure our results for tax purposes based on the U.S. dollar/NIS exchange rate on December 31 of the relevant tax year.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959, as amended.

We derive and expect to continue to derive significant tax benefits in Israel relating to our "Preferred Enterprise" programs, pursuant to the Law for Encouragement of Capital Investments, 1959, or the Investments Law.  To be eligible for these tax benefits, we must continue to meet certain conditions.  In the event of a failure to comply with these conditions, the benefits may be canceled and we may be required to refund the amount of the benefits, in whole or in part, including interest and certain inflation adjustments.  As of December 31, 2016, we believe that we are in compliance with all the conditions required by the law.

Income from sources other than the "Preferred Enterprises" are taxable at regular corporate tax rates.

Benefits under the Preferred Enterprise regime include:

•
A reduced corporate tax rate for industrial enterprises, provided that more than 25% of their annual income was derived from export. In 2015 and 2016, the reduced tax rate was 16% for industrial facilities located in Israel (except development area A).

•	The reduced tax rates were not contingent upon making a minimum qualifying investment in productive assets.

•	A definition of "preferred income" was introduced into the Investments Law to include certain types of income generated by the Israeli production activity of a Preferred Enterprise.

•
A reduced dividend withholding tax rate of 15% for the tax year 2013, and 20% for the tax year 2014 and thereafter applies to dividends paid from preferred income to both Israeli and non-Israeli investors, with an exemption from such withholding tax applying to dividends paid to an Israeli company.

In December 2016, the Israeli Knesset passed a number of changes to the Investments Law regimes. These changes were scheduled to come into effect beginning January 1, 2017, provided that regulations are promulgated by the Finance Ministry to implement the "Nexus Principles" based on OECD guidelines recently published as part of the Base Erosion and Profit Shifting (BEPS) project. The regulations were set to be finalized by March 31, 2017 and have been delayed. Accordingly, these changes have not come into effect yet and it is not clear when the new regulations will be finalized. Applicable benefits under the new regime will include:

•
Introduction of a benefit regime for "Preferred Technology Enterprises", granting a 12% tax rate on income deriving from Intellectual Property, subject to a number of conditions being fulfilled, including a minimal amount or ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual income derived from exports.

•
A 12% capital gains tax rate on the sale of a preferred intangible asset to a foreign affiliated enterprise, provided that the asset was initially purchased from a foreign resident at an amount of NIS 200 Million or more.

•
A withholding tax rate of 20% for dividends paid from Preferred Technology Enterprise income (with an exemption from such withholding tax applying to dividends paid to an Israeli company). Such rate may be reduced to 4% on dividends paid to a foreign resident company, subject to certain conditions regarding percentage of foreign ownership of the distributing entity.

Full details regarding our Preferred Enterprises may be found in Note 12(a)(1) of our Consolidated Financial Statements.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under specified conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred.  These expenses must relate to scientific research and development projects and must be approved by the relevant Israeli government ministry, determined by the field of research, and the research and development must be for the promotion of the company and carried out by or on behalf of the company seeking such deduction.  However, the amount of such deductible expenses shall be reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects.  Expenditures not so approved are deductible over a three‑year period.

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

Under the Law for the Encouragement of Industry (Taxes), 1969 (the "Industry Encouragement Law"), Industrial Companies (as defined below) are entitled to the following tax benefits, among others:

•	deductions over an eight‑year period for purchases of know‑how and patents;

•	deductions over a three-year period of expenses involved with the issuance and listing of shares on a stock market;

•	the right to elect, under specified conditions, to file a consolidated tax return with other related Israeli Industrial Companies; and

•	accelerated depreciation rates on equipment and buildings.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.  Under the Industry Encouragement Law, an "industrial company" is defined as a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from government loans, capital gains, interest and dividends, is derived from an "Industrial Enterprise" owned by it.  An "Industrial Enterprise" is defined as an enterprise whose major activity in a given tax year is industrial production activity.  We believe that we currently qualify as an industrial company within the definition of the Industry Encouragement Law.  No assurance can be given that we will continue to qualify as an industrial company or that the benefits described above will be available in the future.

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder's country of residence provides otherwise.  The law distinguishes between real gain and inflationary surplus.  The inflationary surplus is a portion of the total capital gain equivalent to the increase of the relevant asset's purchase price attributable to an increase in the Israeli consumer price index, or a foreign currency exchange rate, between the date of purchase and the date of sale.  The real gain is the excess of the total capital gain over the inflationary surplus.

The following discussion refers to the sale of our ordinary shares.  However, the same tax treatment would apply to the sale of our ADSs.

Taxation of Israeli Residents

As of January 1, 2012, the tax rate generally applicable to the capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder is considered a "significant shareholder" at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company) in which case the tax rate will be 30%.  Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares.  However, different tax rates may apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering.

 As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year) (NIS 803,520 in 2016), will be subject to an additional tax, referred to as Income Surtax, at the rate of 2% on their taxable income for such tax year which is in excess of such threshold. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions. Under an amendment enacted in December 2016 to the Tax Ordinance, for the tax year 2017 and thereafter the rate of High Income Tax will increase to 3% and will be applicable to annual income exceeding NIS 640,000 (linked to the CPI each year).

Taxation of Non-Israeli Residents

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE provided such gains did not derive from a permanent establishment of such shareholders in Israel.  Non-Israeli residents are also exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock market outside of Israel, provided such shareholders did not acquire their shares prior to the issuer's initial public offering (in which case a partial exemption may be available), that the gains did not derive from a permanent establishment of such shareholders in Israel.  However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Taxation of Israeli Residents

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends) or stock dividends. As of January 1, 2012, the tax rate applicable to such dividends is 25% or 30% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution. Dividends paid out of profits sourced from ordinary income are subject to withholding tax at the rate of 25% or 30%.  Dividends paid from income derived from our Approved and Privileged Enterprises are subject to withholding at the rate of 15%.  Dividends paid as of January 1, 2014 from income derived from our Preferred Enterprises (as well as future earnings from our Preferred Technology Enterprises, if and as applicable) will be subject to withholding at the rate of 20%. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders' tax liability.

All dividend distributions to Israeli resident corporations are not subject to a withholding tax.

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

Under the U.S.-Israel Treaty, the maximum Israeli withholding tax on dividends paid by us is 25%.  The U.S.-Israel Tax Treaty further provides for a 12.5% Israeli dividend withholding tax on dividends paid by an Israeli company to a United States corporation owning at least 10% or more of such Israeli company's issued voting power for, in general, the part of the tax year which precedes the date of payment of the dividend and the entire preceding tax year.  The lower 12.5% rate applies only to dividends from income not derived from an Approved Enterprise (or Privileged Enterprise or Preferred Enterprise) in the applicable period and does not apply if the company has more than 25% of its gross income derived from certain types of passive income (if the conditions mentioned above are met, dividends from income of an Approved Enterprise (or Privileged Enterprise or Preferred Enterprise) are subject to a 15% withholding tax under the U.S.-Israel Tax Treaty).  Residents of the United States generally will have withholding tax in Israel deducted at source.  They may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

A non-resident of Israel who has dividend income derived from or accrued in Israel, from which tax was withheld at source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. Federal income tax consequences that apply to U.S. holders (defined below) who hold ADSs as capital assets for tax purposes.  This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing final, temporary and proposed regulations thereunder, judicial decisions and published positions of the Internal Revenue Service and the U.S.-Israel income tax treaty in effect as of the date of this annual report, all of which are subject to change at any time (including changes in interpretation), possibly with retroactive effect.  It is also based in part on representations by JPMorgan Chase Bank, N.A., the depositary for our ADSs, and assumes that each obligation under the Deposit Agreement between us and JPMorgan Chase Bank, N.A. and any related agreement will be performed in accordance with its terms.  This summary does not address all U.S. Federal income tax matters that may be relevant to a particular prospective holder or all tax considerations that may be relevant with respect to an investment in ADSs.

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

For purposes of this summary, a "U.S. holder" is a beneficial owner of ADSs that is, for U.S. Federal income tax purposes:

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

U.S. Taxation of ADSs

Distributions

Subject to the discussion under "Passive Foreign Investment Companies" below, the gross amount of any distribution, including the amount of any Israeli taxes withheld from these distributions (see "Israeli Tax Considerations"), actually or constructively received by a U.S. holder with respect to ADSs will be taxable to the U.S. holder as a dividend to the extent of our current and accumulated earnings and profits as determined under U.S. Federal income tax principles.  Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder's adjusted tax basis in the ADSs.  Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as capital gain from the sale or exchange of property.  We do not maintain calculations of our earnings and profits under U.S. Federal income tax principles.  If we do not report to a U.S. holder the portion of a distribution that exceeds earnings and profits, the distribution will generally be taxable as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.  The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.  The U.S. holder will not, except as provided by Section 245 of the Code, be eligible for any dividends received deduction in respect of the dividend otherwise allowable to corporations.

Under the Code, certain dividends received by non-corporate U.S. holders will be subject to a maximum income tax rate of 20%.  This reduced income tax rate is only applicable to dividends paid by a "qualified foreign corporation" that is not a "passive foreign investment company" and only with respect to shares held by a qualified U.S. holder (i.e., a non-corporate holder) for a minimum holding period (generally 61 days during the 121-day period beginning 60 days before the ex-dividend date).  We should be considered a qualified foreign corporation because (i) we are eligible for the benefits of a comprehensive tax treaty between Israel and the U.S., which includes an exchange of information program, and (ii) the ADSs are readily tradable on an established securities market in the U.S.  In addition, based on our current business plans, we do not expect to be classified as a "passive foreign investment company" (see "Passive Foreign Investment Companies" below).  Accordingly, dividends paid by us to individual U.S. holders on shares held for the minimum holding period should be eligible for the reduced income tax rate.  In addition to the income tax on dividends discussed above, certain non-corporate U.S. holders will also be subject to the 3.8% Medicare tax on dividends as discussed below under "Medicare Tax on Unearned Income".

The amount of any distribution paid in a currency other than U.S. dollars (a "foreign currency") including the amount of any withholding tax thereon, will be included in the gross income of a U.S. holder in an amount equal to the U.S. dollar value of the foreign currencies calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the foreign currencies are converted into U.S. dollars.  If the foreign currencies are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend.  If the foreign currencies received in the distribution are not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the foreign currencies equal to its U.S. dollar value on the date of receipt.  Any gain or loss on a subsequent conversion or other disposition of the foreign currencies will be treated as ordinary income or loss.

Dividends received by a U.S. holder with respect to ADSs generally will be treated as foreign source income for the purposes of calculating that holder's foreign tax credit limitation.   Subject to certain conditions and limitations, any Israeli taxes withheld on dividends at the rate provided by the U.S.-Israel income tax treaty may be deducted from taxable income or credited against a U.S. holder's U.S. Federal income tax liability.  The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to "passive" income and "general" income.  The rules relating to foreign tax credits and the timing thereof are complex.  U.S. holders should consult their own tax advisors regarding the availability of a foreign tax credit under their particular situation.

Sale or Other Disposition of ADSs

If a U.S. holder sells or otherwise disposes of its ADSs, gain or loss will be recognized for U.S. Federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and such holder's adjusted tax basis in the ADSs.  Subject to the discussion below under the heading "Passive Foreign Investment Companies," such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the holder had held the ADSs for more than one year at the time of the sale or other disposition.  Long-term capital gains realized by individual U.S. holders generally are subject to a lower marginal U.S. Federal income tax rate (currently up to 20%) than the marginal tax rate on ordinary income.  In addition to the income tax on gains discussed above, certain non-corporate U.S. holders will also be subject to the 3.8% Medicare tax on net gains as discussed below under "Medicare Tax on Unearned Income."  Under most circumstances, any gain that a holder recognizes on the sale or other disposition of ADSs will be U.S. source for purposes of the foreign tax credit limitation and any recognized losses will be allocated against U.S. source income.

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

Medicare Tax on Unearned Income

Certain U.S. holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on all or a portion of their "net investment income," which includes dividends and net gains from the sale or other dispositions of ADSs (other than ADSs held in a trade or business).

Passive Foreign Investment Companies

For U.S. Federal income tax purposes, we will be considered a passive foreign investment company ("PFIC") for any taxable year in which either 75% or more of our gross income is passive income, or at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income.  For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gain over losses from the disposition of assets which produce passive income.  If we were determined to be a PFIC for U.S. Federal income tax purposes, highly complex rules would apply to U.S. holders owning ADSs.

Based on our estimated gross income, the average value of our gross assets and the nature of our business, we do not believe that we will be classified as a PFIC in the current taxable year.  Our status in any taxable year will depend on our assets and activities in each year and because this is a factual determination made annually at the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year.  If we were treated as a PFIC in any year during which a U.S. holder owns ADSs, certain adverse tax consequences could apply.  Given our current business plans, however, we do not expect that we will be classified as a PFIC in future years.

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

Documents on Display

We are subject to certain of the information reporting requirements of the Securities and Exchange Act of 1934, as amended.  As a "foreign private issuer" we are exempt from the rules and regulations under the Securities Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Securities Exchange Act, with respect to their purchase and sale of our shares.  In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act.  NASDAQ rules generally require that companies send an annual report to shareholders prior to the annual general meeting, however we rely upon an exception under the NASDAQ rules and follow the generally accepted business practice for companies in Israel.  Specifically, we file annual reports on Form 20-F, which contain financial statements audited by an independent accounting firm, electronically with the SEC and post a copy on our website.  We also furnish to the SEC quarterly reports on Form 6-K containing unaudited financial information after the end of each of the first three quarters.

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

Foreign Currency Risk

We conduct our business primarily in U.S. dollars but also in the currencies of the United Kingdom, the European Union, India and Israel as well as other currencies.  Thus, we are exposed to foreign exchange movements, primarily in GBP, EUR, INR and NIS.   We monitor foreign currency exposure and, from time to time, may use various instruments to preserve the value of sales transactions and commitments; however, this cannot assure our protection against risks of currency fluctuations. For more information regarding foreign currency related risks, please refer to Item 3, "Key Information—General Risks Relating to Our Business" of this annual report.  We use currency forward contracts and option contracts in order to protect against the increase in value of forecasted non-dollar currency cash flows and to hedge future anticipated payments.

As of December 31, 2016, we had outstanding currency option and forward contracts to hedge payroll and facilities expenses, denominated in NIS and INR, in the total amount of approximately $110 million. The fair value of those contracts was approximately $0.1 million.  These transactions were for a period of up to one year.

The following table details the balance sheet exposure (i.e., the difference between assets and liabilities) in our main foreign currencies, as of December 31, 2016, against the relevant functional currency.

	Functional currencies
	(In U.S. dollars in millions)
	USD	GBP	EUR	CAD	MXN	AUD	BRL	Other currencies
Foreign currencies
USD	-	20.1	(0.3)	2.8	1.7	1.4	(1.8)	-
GBP	26.6	-	(0.0)	-	-	-	-	-
EUR	4.5	18.6	-	-	-	-	-	-
CAD	4.1	0.2	-	-	-	-	-	-
AUD	1.9	0.1	-	-	-	-	-	-
MXN	2.1	0.0	-	-	-	-	-	-
CHF	0.0	0.3	-	-	-	-	-	-
JPY	(0.2)	(0.0)	-	-	-	-	-	-
INR	(1.4)	-	-	-	-	-	-	-
SGD	(4.8)	0.2	-	-	-	(0.0)	-	-
HKD	(3.3)	-	-	-	-	-	-	-
ILS	(2.8)	(0.0)	-	-	-	-	-	-
Other currencies	(0.1)	0.1	-	-	-	0.0	-	(2.0)

The table below presents the fair value of firmly committed transactions for lease obligations denominated in currencies other than the functional currency:

	New Israeli Shekel	Other currencies	Total
	(In U.S. dollars in millions)
Less than 1 year	7.07	0.04	7.11
1-3 years	13.52	-	13.52
3-5 years	13.52	-	13.52
Over 5 years	6.76	-	6.76
Total	40.87	0.04	40.91

Interest Rate Risk

In November 2016 we completed the acquisition of inContact, and utilized $475 million in debt financing with a variable interest rate toward payment of the consideration in the transaction.

As of December 31, 2016, the outstanding principal amount of the term debt was $475 million.

Our investments are exposed to market risk due to fluctuations in interest rates, which may affect our interest income, interest expense and the fair market value of our marketable securities portfolio.

Our marketable securities portfolio consists of investment-grade corporate debentures, U.S. Government agencies and U.S. treasuries.  As of December 31, 2016, 98% of our portfolio was in such securities.

We invest in dollar deposits with U.S. banks, European banks, Israeli banks and money market funds.  As of December 31, 2016, 2% of our portfolio was in such deposits.  Since these investments are for short periods, interest income is sensitive to changes in interest rates.

The average duration of the securities portfolio, as of December 31, 2016, is 1.85 years.  The securities in our marketable securities portfolio are rated generally as A- according to Standard and Poor's rating or A3, according to Moody's rating.  Securities representing 5% of the marketable securities portfolio are rated as AAA; securities representing 35% of the marketable securities portfolio are rated as AA; securities representing 58% of the marketable securities portfolio are rated as A; and securities representing 2% of the marketable securities portfolio are rated below A- after being downgraded during the last two years.

The table below presents the fair value of marketable securities which are subject to risk of changes in interest rate, segregated by maturity dates:

	Amortized Cost					Estimated fair value
	Up to 1 year	1-3 years	4-5 years	6-10 years	Total	Up to 1 year	1-3 years	4-5 years	6-10 years	Total
Corporate debentures	30.3	83.0	9.0	-	122.3	30.3	83	8.9	-	122.2
U.S. treasuries	-	-	-	7.0	7.0	-	-	-	6.8	6.8
U.S. government agencies	-	-	-	-	-	-	-	-	-	-
Total	30.3	83.0	9.0	7.0	129.3	30.3	83	8.9	6.8	129.0

Other risks and uncertainties that could affect actual results and outcomes are described in Item 3, "Key Information—Risk Factors" in this annual report.

Item 12.	Description of Securities Other than Equity Securities.

American Depositary Shares and Receipts

Set forth below is a summary of certain provisions in relation to charges and other payments under the Deposit Agreement, as amended, among NICE, JPMorgan Chase Bank, N.A. as depositary (the "Depositary"), and the owners and holders from time to time of ADRs issued thereunder (the "Deposit Agreement").  This summary is not complete and is qualified in its entirety by the Deposit Agreement, a form of which has been filed as Exhibit 1 to the Registration Statement on Form F-6 (Registration No. 333-203623) filed with the SEC on April 24, 2015.

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

From January 1, 2016 to December 31, 2016, NICE received from the depositary $411,154 as reimbursement for its expenses incurred in relation to the maintenance and administration of the ADR program.

PART II

Item 13.               Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.               Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.               Controls and Procedures.

Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of NICE's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of NICE's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that NICE's disclosure controls and procedures were effective as of such date.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 15d-15(f) under the Securities Exchange Act.  Our internal control over our financial reporting system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. Our management based its assessment on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, our management has concluded that, as of December 31, 2016, our internal control over financial reporting is effective. Our assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of inContact, which we acquired in November 2016, and which is included in our 2016 consolidated financial statements. InContact Inc. constituted approximately 4.2% of our consolidated total assets as of December 31, 2016, and 1.2% attributed to the period from the date of acquisition, of our consolidated net income (excluding amortization of related acquired intangible assets) for the year then ended.

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

 Item 16C.           Principal Accountant Fees and Services.

Fees Paid to Independent Auditors

Fees billed or expected to be billed by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, and other members of Ernst & Young Global for professional services for each of the last two fiscal years were as follows:

Services Rendered	2015 Fees	2016 Fees
Audit (1)	$676,865	$799,489
Audit-related (2)	$76,787	$560,123
Tax (3)	$146,645	$190,761
Total	$900,297	$1,550,373

(1)
Audit fees are for audit services for each of the years shown in this table, including fees associated with the annual audit for 2016 (including audit in accordance with section 404 of the Sarbanes-Oxley Act) and certain procedures regarding our quarterly financial results submitted on Form 6-K, consultations concerning financial accounting and various accounting issues and performance of local statutory audits.

(2)
Audit-related fees relate to assurance and associated services that traditionally are performed by the independent auditor, including: due diligence investigations and audit services provided in connection with other statutory or regulatory filings, especially related to acquisitions.

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

                Item 16D.            Exemptions from the Listing Standards for Audit Committees.

Not applicable.

                 Item 16E.            Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

During 2016, we repurchased our ordinary shares as described in the table below.

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number (or approximately dollar value) of shares that may yet be purchased under the plans or programs
	(In U.S. dollars, except share amounts)

January 1 – January 31	175,541	56.95	175,541	45,206,380
February 1 - February 28	68,023	60.17	68,023	41,113,126
March 1 - March 31	156,128	62.42	156,128	31,367,278
April 1 - April 30	129,646	63.61	129,646	23,120,291
May 1 - May 31	-	-	-	23,120,291
June 1 - June 30	-	-	-	23,120,291
July 1 - July 31	-	-	-	23,120,291
August 1 - August 31	-	-	-	23,120,291
September 1 - September 30	54,851	66.22	54,851	19,488,236
October 1 - October 31	62,964	66.78	62,964	15,283,796
November 1 - November 30	20,269	66.04	20,269	13,945,268
December 1 - December 31	35,868	65.76	35,868	11,586,653
Total	703,290	62.02	703,290

On each of February 5, 2014 and May 7, 2015, we announced that our Board of Directors authorized a program to repurchase up to $100 million of our issued and outstanding ordinary shares and ADRs. On January 15, 2017, the Company's Board of Directors authorized a program to repurchase up to $150 million of the Company's issued and outstanding ordinary shares and ADRs. Repurchases may be made from time to time in the open market or in privately negotiated transactions and will be in accordance with applicable securities laws and regulations. The timing and amount of the repurchase transactions will be determined by management and may depend on a variety of factors, including market conditions, alternative investment opportunities and other considerations.

These programs do not obligate us to acquire any particular amount of ordinary shares and ADRs and each program may be modified or discontinued at any time without prior notice.

                Item 16F.            Change in Registrant's Certifying Accountant.

None.

                 Item 16G.           Corporate Governance.

We follow the Israeli Companies Law, the relevant provisions of which are summarized in this annual report, rather than comply with the NASDAQ requirements relating to: (i) the quorum for shareholder meetings (see Item 10, "Additional Information – Memorandum and Articles of Association – Meetings of Shareholders" in this annual report); (ii) shareholder approval with respect to issuance of securities under equity based compensation plans (see Item 10, "Additional Information – Memorandum and Articles of Association – Approval of Certain Transactions" and "Approval of Office Holder Compensation" in this annual report); and (iii) sending annual reports to shareholders (see Item 10, "Additional Information – Documents on Display" in this annual report).

Item 16H.           Mine Safety Disclosure.

Not Applicable.

PART III

Item 17.               Financial Statements.

Not Applicable.

Item 18.              Financial Statements.

See pages F-1 through F-57 of this annual report attached hereto.

Item 19.	Exhibits.

Exhibit No.	Description
1.1
Amended and Restated Memorandum of Association, as approved on December 21, 2006 (English translation) (filed as Exhibit 1.1 to NICE Ltd.'s Annual Report on Form 20-F filed with the SEC on June 13, 2007, and incorporated herein by reference).

1.2	Amended and Restated Articles of Association, as amended on December 21, 2016.
2.1
Form of Share Certificate (filed as Exhibit 4.1 to Amendment No. 1 to NICE Ltd.'s Registration Statement on Form F-1 (Registration No. 333-99640) filed with the SEC on December 29, 1995, and incorporated herein by reference).

2.2
Form of Deposit Agreement including Form of ADR Certificate (filed as Exhibit 1 to NICE Ltd.'s Registration Statement on Form F-6 (Registration No. 333-203623) filed with the SEC on April 24, 2015, and incorporated herein by reference).

4.1
NICE Ltd. 2003 Stock Option Plan, as amended (filed as Exhibit 4.4 to NICE Ltd.'s Annual Report on Form 20-F (File No. 000-27466) filed with the SEC on April 6, 2009, and incorporated herein by reference).

4.2
Actimize Ltd. 2003 Omnibus Stock Option and Restricted Stock Incentive Plan (filed as Exhibit 4.4 to NICE Ltd.'s Registration Statement on Form S-8 (Registration No. 333-145981) filed with the SEC on September 11, 2007, and incorporated herein by reference).

4.3	NICE Ltd. 2016 Share Incentive Plan (previously filed as Exhibit 4.3 to, and incorporated by reference from, NICE’s Annual Report on Form 20-F filed with the SEC on March 23, 2016).
4.4	NICE Ltd. 2008 Share Incentive Plan, as amended (filed as Exhibit 99.1 to NICE's Immediate Report on Form 6-K filed with the SEC on May 28, 2015, and incorporated herein by reference).
4.5
e-Glue Software Technologies, Inc. 2004 Stock Option Plan, as amended (filed as Exhibit 4.4 to NICE Ltd.'s Registration Statement on Form S-8 (Registration No. 333-168100) filed with the SEC on July 14, 2010, and incorporated herein by reference).

4.6
Fizzback Group (Holdings) Limited Employee Share Option Scheme (filed as Exhibit 4.4 to NICE Ltd.'s Registration Statement on Form S-8 (Registration No. 333-177510) filed with the SEC on October 26, 2011, and incorporated herein by reference).

4.7
Merced Systems, Inc. 2001 Stock Plan (filed as Exhibit 4.4 to NICE Ltd.'s Registration Statement on Form S-8 (Registration No. 333-179408) filed with the SEC on February 7, 2012, and incorporated herein by reference).

4.8
Merced Systems, Inc. 2011 Stock Plan (filed as Exhibit 4.5 to NICE Ltd.'s Registration Statement on Form S-8 (Registration No. 333-179408) filed with the SEC on February 7, 2012, and incorporated herein by reference).

4.9
The Causata Inc. Executive Share Option Scheme (filed as Exhibit 4.4 to NICE Ltd.'s Registration Statement on Form S-8 (Registration No. 333-191176) filed with the SEC on September 16, 2013, and incorporated herein by reference).

4.10
Causata Inc. 2010 Stock Plan (filed as Exhibit 4.5 to NICE Ltd.'s Registration Statement on Form S-8 (Registration No. 333-191176) filed with the SEC on September 16, 2013, and incorporated herein by reference).

4.11
NICE Ltd.'s Executives & Directors Compensation Policy (filed as Annex A in Exhibit 99.1 of NICE's Immediate Report on Form 6-K filed with the SEC on June 1, 2015 and incorporated herein by reference).

4.12
InContact, Inc. 2008 Equity Incentive Plan (filed as Exhibit 4.4 to NICE Ltd.'s Registration Statement on Form S-8 (Registration No. 333-191176) filed with the SEC on November 15, 2016, and incorporated herein by reference).

4.13
Nexidia Inc. 2005 Stock Incentive Plan (filed as Exhibit 4.4 to NICE-Systems Ltd.'s Registration Statement on Form S-8 (Registration No. 333-191176) filed with the SEC on March 23, 2016, and incorporated herein by reference).

4.14	Nexidia Agreement and Plan of Merger, dated January 10, 2016.
4.15	Credit Agreement, dated November 14, 2016.
4.16	Indenture, dated January 18, 2017.
4.17	inContact Agreement and Plan of Merger, dated May 17, 2016.
8.1	List of significant subsidiaries.
12.1	Certification by the Chief Executive Officer of NICE Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
12.2	Certification by the Chief Financial Officer of NICE Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer of NICE Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer of NICE Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global.
101
The following financial information from NICE Ltd.'s Annual Report on Form 20-F for the year ended December 31, 2016, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2016 and 2015; (ii) Consolidated Statements of Income for the years ended December 31, 2016, 2015 and 2014; (iii) Statements of Changes in Shareholders' Equity and Comprehensive Income for the years ended December 31, 2016, 2015, and 2014; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015, and 2014; and (v) Notes to Consolidated Financial Statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

NICE LTD.

We have audited the accompanying consolidated balance sheets of NICE Ltd. and its subsidiaries ("the Company") as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 21, 2017 expressed an unqualified opinion thereon.

/s/ KOST, FORER, GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 21, 2017	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

NICE LTD.

We have audited NICE Ltd.'s and its subsidiaries ("the Company") internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) ("the COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

Management has excluded from its assessment of internal control over financial reporting as of December 31, 2016 the internal controls of inContact Inc., because its acquisition closed on November 14, 2016, which constituted approximately 4.2% of the Company’s consolidated total assets as of December 31, 2016, and 1.2% for the period from the date of acquisition out of the Company’s consolidated net income for the year then ended. Accordingly, our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of inContact Inc.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016 and our report dated April 21, 2017 expressed an unqualified opinion thereon.

/s/ KOST, FORER, GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 21, 2017	A Member of Ernst & Young Global

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2016	2015
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$157,026	$325,931
Short-term investments	30,287	99,195
Trade receivables (net of allowance for doubtful accounts of $ 7,499 and $ 5,315 at December 31, 2016 and 2015, respectively)	260,220	177,323
Prepaid expenses and other current assets	57,966	43,561
Current assets of discontinued operations	3,734	9,142

Total current assets	509,233	655,152

LONG-TERM ASSETS:
Long-term investments	98,726	403,249
Other long-term assets	18,701	17,175
Property and equipment, net	87,678	40,593
Deferred tax assets	14,093	14,130
Other intangible assets, net	618,735	68,202
Goodwill	1,284,710	651,112

Total long-term assets	2,122,643	1,194,461

Total assets	$2,631,876	$1,849,613

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2016	2015
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long term loan	$21,164	$-
Trade payables	25,634	11,719
Deferred revenues and advances from customers	149,801	131,125
Accrued expenses and other liabilities	273,134	223,255
Current liabilities of discontinued operations	3,077	12,744

Total current liabilities	472,810	378,843

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	22,710	20,220
Accrued severance pay	16,885	17,952
Deferred tax liabilities	146,952	15,040
Long-term loan	444,016	-
Other long-term liabilities	17,171	-
Long-term liabilities of discontinued operations	-	2,409

Total long-term liabilities	647,734	55,621

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital-
Ordinary shares of NIS 1 par value:
Authorized: 125,000,000 shares at December 31, 2016 and 2015; Issued: 72,323,566 and 71,160,289 shares at December 31, 2016 and 2015, respectively; Outstanding: 59,988,783 and 59,526,506 shares at December 31, 2016 and 2015, respectively	18,280	17,977
Additional paid-in capital	1,317,539	1,234,206
Treasury shares at cost – 12,334,783 and 11,633,783 Ordinary shares at December 31, 2016 and 2015, respectively	(488,573)	(445,021)
Accumulated other comprehensive loss	(46,824)	(24,205)
Retained earnings	710,910	632,192

Total shareholders' equity	1,511,332	1,415,149

Total liabilities and shareholders' equity	$2,631,876	$1,849,613

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2016	2015	2014
Revenues:
Products	$306,252	$317,900	$289,560
Services	709,290	608,967	582,435

Total revenues	1,015,542	926,867	871,995

Cost of revenues:
Products	53,032	66,363	63,919
Services	284,701	237,219	239,592

Total cost of revenues	337,733	303,582	303,511

Gross profit	677,809	623,285	568,484

Operating expenses:
Research and development, net	141,528	128,485	123,141
Selling and marketing	268,349	225,817	231,097
General and administrative	116,569	90,349	83,360
Amortization of acquired intangibles	17,187	12,528	19,157
Restructuring expenses	-	-	5,435

Total operating expenses	543,633	457,179	462,190

Operating income	134,176	166,106	106,294
Financial income and other, net	10,305	5,304	3,765

Income before taxes on income	144,481	171,410	110,059
Taxes on income	21,412	30,832	9,909

Net income from continuing operations	$123,069	$140,578	$100,150
Discontinued operations:
Gain on disposal and income (loss) from operations	(8,235)	152,459	4,965
Taxes on income (tax benefit)	(2,086)	34,206	2,040

Net income (loss) on discontinued operations	(6,149)	118,253	2,925

Net income	$116,920	$258,831	$103,075

Basic earnings per share from continuing operations	$2.06	$2.36	$1.69
Basic earnings per share from discontinued operations	$(0.10)	$1.99	$0.05
Basic earnings per share	$1.96	$4.35	$1.74

Diluted earnings per share from continuing operations	$2.02	$2.29	$1.64
Diluted earnings per share from discontinued operations	$(0.10)	$1.93	$0.05
Diluted earnings per share	$1.92	$4.22	$1.69

Weighted average number of shares used in computing:
Basic earnings per share	59,667	59,552	59,362

Diluted earnings per share	61,035	61,281	60,895

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2016	2015	2014

Net income	$116,920	$258,831	$103,075

Other comprehensive income (loss), net of tax:

Change in foreign currency translation adjustment	(24,801)	(14,602)	(17,972)

Available- for- sale investments:
Change in net unrealized gains (losses)	5,102	(2,081)	259
Less - reclassification adjustment for net gains realized and included in net income	(3,388)	(32)	(16)

Net change (net of tax effect of $113, ($338) and $117)	1,714	(2,113)	243

Cash flow hedges:
Change in unrealized gains	600	(954)	(6,770)
Less - reclassification adjustment for net gains realized and included in net income	(132)	4,010	1,552

Net change	468	3,056	(5,218)

Total other comprehensive loss	(22,619)	(13,659)	(22,947)

Comprehensive income	$94,301	$245,172	$80,128

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity

Balance as of January 1, 2016	$17,977	$1,234,206	$(445,021)	$(24,205)	$632,192	$1,415,149

Exercise of share options	303	23,321	-	-	-	23,624
Equity awards assumed for acquisitions	-	11,675	-	-	-	11,675
Stock-based compensation	-	40,547	-	-	-	40,547
Excess tax benefit from share-based payment arrangements	-	7,868	-	-	-	7,868
Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units (2,290 ordinary shares)	-	(78)	78	-	-	-
Treasury shares purchased	-	-	(43,630)	-	-	(43,630)
Other comprehensive loss	-	-	-	(22,619)	-	(22,619)
Dividends paid ($ 0.64 per share)	-	-	-	-	(38,202)	(38,202)
Net income	-	-	-	-	116,920	116,920

Balance as of December 31, 2016	$18,280	$1,317,539	$(488,573)	$(46,824)	$710,910	$1,511,332

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity

Balance as of January 1, 2015	$17,615	$1,171,424	$(376,637)	$(10,546)	$411,600	$1,213,456

Exercise of share options	362	26,736	-	-	-	27,098
Stock-based compensation	-	28,451	-	-	-	28,451
Excess tax benefit from share-based payment arrangements	-	7,595	-	-	-	7,595
Treasury shares purchased	-	-	(68,384)	-	-	(68,384)
Other comprehensive loss	-	-	-	(13,659)	-	(13,659)
Dividends paid ($ 0.64 per share)	-	-	-	-	(38,239)	(38,239)
Net income	-	-	-	-	258,831	258,831

Balance as of December 31, 2015	$17,977	$1,234,206	$(445,021)	$(24,205)	$632,192	$1,415,149

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

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

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014

Cash flows from operating activities:

Net income	$116,920	$258,831	$103,075
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	77,801	57,964	73,349
Stock-based compensation	40,547	28,451	29,814
Equity in losses of affiliated company	-	537	565
Revaluation of earn out liability	-	-	(4,002)
Excess tax benefit from share-based payment arrangements	(7,868)	(7,595)	(1,205)
Accrued severance pay, net	3	104	(207)
Amortization of premium and discount and accrued interest on marketable securities	2,441	2,799	2,071
Deferred taxes, net	(25,905)	10,576	(27,785)
Changes in operating assets and liabilities:
Trade receivables, net	(31,784)	(56,363)	4,807
Prepaid expenses and other current assets	4,933	(1,482)	1,956
Trade payables	4,392	2,166	(13,781)
Accrued expenses and other liabilities	15,179	38,488	13,285
Deferred revenues	9,379	54,914	3,424
Long term liabilities	7,529	2,453	(2,966)
Loss (gain) on disposal of discontinued operations	9,148	(147,334)	-
Realized gain on marketable securities	(3,388)	(32)	(16)
Other	1,017	256	(115)

Net cash provided by operating activities	220,344	244,733	182,269

Cash flows from investing activities:

Purchase of property and equipment	(27,278)	(16,596)	(16,722)
Purchase of investments	(47,221)	(287,593)	(143,688)
Proceeds from investments	449,880	92,542	153,141
Payments for business acquisitions, net of cash acquired	(1,156,249)	-	-
Investments in affiliates and other purchases	(1,500)	(1,500)	(748)
Capitalization of software development costs	(8,502)	(1,380)	(908)
Proceeds (repayment) from sale of discontinued operations	(9,148)	186,134	-

Net cash used in investing activities	(800,018)	(28,393)	(8,925)

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014

Cash flows from financing activities:

Proceeds from issuance of shares upon exercise of options and ESPP	23,525	27,532	29,526
Purchase of treasury shares	(43,630)	(68,384)	(94,267)
Dividends paid	(38,202)	(38,239)	(38,142)
Capital lease payments	(1,087)	-	-
Proceeds from issuance of debt, net of costs	464,841	-	-
Excess tax benefit from share-based payment arrangements	7,868	7,595	1,205
Earn out payments related to acquisitions	-	(297)	(158)

Net cash provided by (used in) financing activities	413,315	(71,793)	(101,836)

Effect of exchange rate changes on cash	(2,546)	(6,113)	(3,556)

Net change in cash and cash equivalents	(168,905)	138,434	67,952
Cash and cash equivalents at the beginning of the year	325,931	187,497	119,545

Cash and cash equivalents at the end of the year	$157,026	$325,931	$187,497

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Income taxes	$26,837	$53,646	$32,854

Interest	$2,425	$107	$116

Non-cash activities:

Net change in accrued liability with respect to treasury shares	$-	$-	$(1,481)

Net change in other receivables with respect to exercise of share options	$(99)	$434	$1,085

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	General:

NICE Ltd. and its subsidiaries (the "Company") is a leading global software provider in omnichannel analytics and cloud solutions for the Customer Engagement and Financial Crime & Compliance markets.

The Company’s mission is to empower organizations to make smart business decisions through deep human understanding.

The Company provides software solutions that help organizations understand their customers and employees and predict their intentions and their needs to create exceptional customer experiences, understand their workforce to drive greater efficiency and identify suspicious behavior to prevent financial crime and non-compliant activities.

The Company does this by providing customer engagement platforms, capturing interactions and transactions across multiple channels and sources and applying analytics to this data to provide real-time insight and uncover intent. The Company helps its customers improve their service and security by applying machine learning to cross-industry data and offering customers collective insights.The Company’s solutions allow organizations to operationalize this insight and embed it within their workflows and daily business processes.

b.	Acquisitions:

1)	Acquisition of inContact:

On November 14, 2016, the Company completed the acquisition of all of the outstanding shares of inContact, Inc. ("inContact"), a leading provider of cloud contact center software and agent optimization tools, for a total consideration of $1,050,054. The acquisition will enable the Company to offer a fully integrated and complete cloud contact center where companies can interact with customers. The acquisition purpose is to provide the industry a fully integrated and complete cloud contact center solution suite.

Upon acquisition, inContact became a wholly-owned subsidiary of the Company. The acquisition was accounted for as a business combination. This method requires, among other things, that assets acquired and liabilities assumed in the business combination be recognized at their fair values as of the acquisition date.

The following table summarizes the components of the purchase consideration transferred:

Cash (*)	1,039,028
Assumed options and restricted shares (**)	11,026
Total purchase consideration	1,050,054

(*) Includes cash consideration for  the redemption of inContact’s convertible bonds in an amount of $139,438 and for inContact's outstanding vested options and restricted shares as of acquisition date which were cancelled and converted into an amount of $25,366 in cash.

(**)  Pursuant to the merger agreement, all outstanding unvested inContact RSUs, options and restricted shares were cancelled and replaced with RSUs with ADSs to be received upon settlement, options to acquire ADSs and restricted ADSs, respectively with the same terms and conditions. Of the total estimated fair value of the replacement award, a portion was allocated to the purchase consideration and the remainder was allocated to future services and will be expensed over the remaining service period on an accelerated basis as a share-based compensation. The fair value of replacement award was determined using a Black-Scholes-Merton valuation model with thefollowing assumptions: expected life of 12-74 months, risk-free interest rate of 0.58%-1.22%, expected volatility of 50.94%-62.31% and no dividend yield.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (cont.)

The following table summarizes the fair values of the assets acquired and liabilities assumed:

Cash	$37,136
Short term investments	26,714
Trade receivables	40,667
Other receivables and prepaid expenses	10,235
Property and equipment	28,554
Identified intangibles	538,000
Goodwill	559,372
Total assets acquired	1,240,678

Trade payables	(16,337)
Accrued expenses and other liabilities	(22,802)
Deferred revenue	(3,967)
Deferred tax liabilities, net	(147,518)
Total liabilities assumed	(190,624)

Net assets acquired	$1,050,054

The following table presents details of the identified intangible assets acquired as of the date of the acquisition:

	Fair value	Estimated useful life (in years)

Trademarks	$36,400	2-8
Technology	353,700	4-8
Customer relationships	147,900	5-7

Total	$538,000

Goodwill generated from this business combination is primarily attributable to synergies between the Company's and inContact's respective products and services. The goodwill is not deductible for income tax purposes.

inContact Inc. constituted  approximately 4.2% of the Company’s consolidated total assets as of December 31, 2016, and 1.2% attributed to the period from the date of acquisition of the Company’s consolidated net income (excluding amortization of related acquired intangible assets) for the year then ended,.

The following table presents the unaudited pro forma financial information for the years ended December 31, 2016 and 2015, as if the acquisition occurred on January 1, 2015:

	Year ended December 31
	2016	2015

Revenue	$1,237,329	$1,142,018
Net income	$31,195	$139,123

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (cont.)

The unaudited pro forma financial information for the years ended December 31, 2016 and 2015 has been calculated after adjusting the Company’s results and those of inContact to reflect the business combination accounting effects resulting from this acquisition as if the acquisition occurred as of January 1, 2015, including: (i) acquisition related transaction costs; (ii) amortization expense from acquired intangible assets; (iii) post acquisition share-based compensation expense; (iv) debt financing costs incurred for the issuance of a loan received as part of the acquisition financing; and (v) the associated tax effect of these unaudited pro forma adjustments. The pro forma financial information is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of 2015.

The fair value of assets acquired and liabilities assumed from the acquisition of inContact was based on a preliminary valuation and the Company's estimates and assumptions are subject to changes within the measurement period. In accordance with ASU 2015-16, measurement period adjustments determined to be material will be recognized in the period in which the Company determines the amounts, including the effect on earnings of any amounts it would have recorded in previous periods if the accounting had been completed at the acquisition date.

2)	Acquisition of Nexidia:

On March 22, 2016, the Company completed the acquisition of Nexidia Inc. ("Nexidia"), a provider of advanced customer analytics. The Company acquired Nexidia for a total consideration of $135,150. The acquisition of Nexidia will allow the Company to offer a combined offering, featuring analytics capabilities with accuracy, scalability and performance, enabling organizations to expand their analytics usage in critical business use cases.

Upon acquisition, Nexidia became a wholly-owned subsidiary of the Company. The acquisition was accounted for as a business combination. This method requires, among other things, that assets acquired and liabilities assumed in the business combination be recognized at their fair values as of the acquisition date.

The following table summarizes the components of the purchase consideration transferred:

Cash	$134,501
Assumed options	649
Total Purchase consideration	$135,150

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (cont.)

The following table summarizes the fair values of the assets acquired and liabilities assumed:

Cash (net of loan payoff amount)	$1,879
Trade receivables	8,300
Other receivables and prepaid expenses	4,892
Property and equipment	2,774
Identified intangibles	63,400
Goodwill	75,647

Total assets acquired	156,892

Trade payables	(1,556)
Accrued expenses and other liabilities	(6,371)
Deferred revenue	(9,341)
Deferred tax liabilities, net	(4,474)

Total liabilities assumed	(21,742)

Net assets acquired	$135,150

The following table presents details of the identified intangible assets acquired as of the date of the acquisition:

	Fair value	Estimated useful lives (in years)

Trademarks	$7,500	12
Technology	17,400	5
Customer backlog	10,900	1
Customer relationships	27,600	6

Total intangible assets	$63,400

Goodwill generated from this business combination is primarily attributable to synergies between the Company's and Nexidia's respective products and services. The goodwill is not deductible for income tax purposes.

The results of Nexidia operations have been included in the consolidated statements of income since March 22, 2016. Pro forma results of operations related to this acquisition have not been prepared because they are not material to the Company's consolidated statements of income.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (cont.)

3)	Acquisition of VPI:

On March 11, 2016, the Company completed the acquisition of Voiceprint International, Inc. ("VPI"), a provider of workforce optimization software and services for enterprises, contact centers, first responders and trading floors. The Company acquired VPI for total consideration of $21,720 in cash.

Upon acquisition, VPI became a wholly-owned subsidiary of the Company. The acquisition was accounted for as a business combination. This method requires, among other things, that assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. The Company recorded customer relationships and goodwill in amount of $8,500 and $16,873, respectively. The estimated useful life of the customer relationships is 6 years.

Goodwill generated from this business combination is attributed to synergies between the Company's and VPI's respective products and services. The goodwill is not deductible for income tax purposes.

The results of VPI operations have been included in the consolidated financial statements since March 11, 2016. Pro forma results of operations related to this acquisition have not been prepared because they are not material to the Company`s consolidated statement of income.

4)	Acquisitions related costs:

During 2016 acquisition related costs amounted to $9,348 and were included in general and administrative expenses. During 2015 and 2014, the Company did not record any acquisition related costs.

c.	Discontinued operations

During 2015, the Company divested its Physical Security as well as its Cyber and Intelligence operations, which were a major part of the Security Solutions segment, to allow it to focus on its core markets as part of the execution of its long-term strategy.

In July 2015 the Company completed the sale of the Cyber and Intelligence operation to Elbit Systems for a total consideration of $151,583, comprised of $111,583 in cash and $40,000 earn out based on future business performance.

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

NICE LTD. AND ITS SUBSIDIARIES

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

Following the divestiture of one of the discontinued operations, the buyer made certain demands and allegations, claiming indemnification pursuant to the sale agreement with the Company. The Company denied all demands and allegations made by the buyer. During 2016, the parties reached a settlement agreement which resulted in a reduction of the gain on disposal of discontinued operations recorded in discontinued operations. Refer to Note 11c for further details.

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

The results of the discontinued operations including prior periods' comparable results, assets and liabilities which have been retroactively included in discontinued operations as separate line items in the statements of income and balance sheets are presented below:

	Year ended December 31,
	2016	(*) 2015	2014

Revenue	$-	$68,672	$139,644
Cost of sales	-	26,956	72,073
Operating expenses	850	36,307	62,041

Operating income (Loss)	(850)	5,409	5,530
Other income (expenses), net	1,763	(284)	(565)
Gain (loss) on disposal of the discontinued operations	(9,148)	147,334	-

Income (loss) before taxes on income	(8,235)	152,459	4,965
Taxes on income (tax benefit)	(2,086)	34,206	2,040

Net income (loss) on discontinued operations	$(6,149)	$118,253	$2,925

(*)    Represent the results of the discontinued operations until their disposal.

Depreciation expense totaled $0, $724 and $1,058 for the years 2016, 2015 and 2014, respectively.

Amortization expense totaled $0, $4,362 and $1,804 for the years 2016, 2015 and 2014, respectively.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (cont.)

The major classes of assets and liabilities that were classified as discontinued operations were:

	Year ended December 31,
	2016	2015

Trade receivables	-	5,224
Prepaid expenses and other current assets	3,734	3,893
Other classes of assets	-	25

Total assets of discontinued operations	3,734	9,142

Accrued expenses and other liabilities	3,077	12,698
Other classes of liabilities	-	2,455

Total liabilities of discontinued operations	3,077	15,153

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").

a.	Use of estimates:

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

NICE LTD. AND ITS SUBSIDIARIES

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

The Company's securities are reviewed for impairment in accordance with ASC 320-10-35. If such assets are considered to be impaired, the impairment charge is recognized in earnings when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities with an unrealized loss that the Company intends to sell, or it is more likely than not that the Company will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while declines in fair value related to other factors are recognized in accumulated other comprehensive income (loss).

f.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	20-33
Office furniture and equipment	7 - 20
Internal use software	33

Leasehold improvements are amortized by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Internal use software costs:

The Company capitalizes costs related to its cloud computing services for internal-use incurred during the application development stage. Costs incurred in the process of software production are charged to expenses as incurred. Certain software development costs are capitalized under ASC350-40, Internal-Use Software and are included in property and equipment, net in the consolidated balance sheets. Capitalization of such costs begins when the preliminary project stage is complete and ceases at the point in which the project is substantially complete and is ready for its intended purpose.

h.	Other intangible assets, net:

Intangible assets are amortized over their estimated useful lives using the straight-line method, at the following weighted average annual rates:

%

Core technology	13
Customer relationships and distribution network	16
Trademarks	12
Customer backlog	100

i.	Impairment of long-lived assets:

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

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows to the carrying amount of the asset, an impairment charge is recorded for the excess of the carrying amount over fair value. In 2016, 2015 and 2014, no impairment charge was recognized.

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

NICE LTD. AND ITS SUBSIDIARIES

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

During the fourth quarter of each of the years presented the Company performed a qualitative assessment for its reporting units and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required. Accordingly, during the years 2016, 2015 and 2014, no impairment charge was recognized.

k.	Revenue recognition:

The Company generates revenues from sales of software products and services, which include SaaS and network connectivity, hosting, support and maintenance, implementation, configuration, project management, consulting, training, as well as hardware sales. The Company sells its products directly through its sales force and indirectly through a global network of distributors, system integrators and strategic partners, all of whom are considered end-users.

The basis for the Company's software revenue recognition is substantially governed by the accounting guidance contained in ASC 985-605, "Software-Revenue Recognition". Revenues from sales of software products are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable. In transactions where a customer's contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or as the acceptance provision has lapsed.

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

For arrangements that contain both software and non-software components that function together to deliver the products' essential functionality, the Company allocates revenue to each element based on its relative selling price. In such circumstances, the accounting principles establish a hierarchy to determine the selling price to be used for allocating revenue to deliverables. The selling price for a deliverable is based on its VSOE, if available, third party evidence ("TPE"), if VSOE is not available, or best estimated selling price ("BESP"), if neither VSOE nor TPE are available. The Company establishes VSOE of fair value using the price charged for a deliverable when sold separately . When VSOE cannot be established, the Company attempts to establish fair value of each element based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, the Company's go-to-market strategy differs from that of its peers and the Company's offerings contain a significant level of differentiation such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, the Company is unable to reliably determine what similar competitor products' selling prices are on a standalone basis. Therefore, the Company is typically not able to determine TPE. The BESP price is established considering several external and internal factors including, but not limited to, historical sales, pricing practices and geographies in which the Company offers its products. The determination of the BESP is subject to discretion.

NICE LTD. AND ITS SUBSIDIARIES

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

The Company's SaaS offerings provide customers access to certain of its software within a cloud-based IT environment on a subscription basis, and may also include network connectivity services over Company's network or through third party network connectivity providers on a usage basis. Because such offerings do not grant customers the right to take possession of the software, the Company considers these arrangements to be service contracts which are not within the scope of ASC 985-605.  In addition, the Company also derives revenue from professional services included in implementing or improving a customer’s cloud software solutions experience.
Revenues for SaaS offerings are recognized ratably over the contract term or based on actual usage, commencing with the date the service is made available to customers and all other revenue recognition criteria have been satisfied. Revenue from the network connectivity usage is derived based on customer specific rate plans and call usage and is recognized in the period the call is initiated.  Upfront fees related to professional services that are not considered to have standalone value are deferred and recognized over the estimated life of the customer.

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

Deferred revenues and advances from customers include payments received from customers, for which revenue has not yet been recognized.

NICE LTD. AND ITS SUBSIDIARIES

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

The Company classifies interest and penalties on income taxes (which includes uncertain tax positions) as taxes on income. The deferred tax assets and liabilities are classified to non-current assets and liabilities, respectively.

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

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's marketable securities include investment in corporate debentures and U.S. Treasuries. The Company's investment policy limits the amount that the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

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

Severance pay expense for 2016, 2015 and 2014 amounted to $9,970, $8,936 and $11,229, respectively.

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 6%-8% of their eligible compensation, but generally not greater than annual payment of $18 in 2016 and 2015, and $17.5 in 2014 (for certain employees over 50 years of age the maximum annual contribution is $24 per year in 2016 and 2015, and $23 in 2014) of their total annual compensation to the plan through salary deferrals, subject to IRS limits. The Company matches 50% of employee contributions to the plan up to a limit of 6-8% of their eligible compensation. In the years 2016, 2015 and 2014, the Company recorded an expense for matching contributions in the amount of $3,930, $4,310 and $3,922, respectively.

NICE LTD. AND ITS SUBSIDIARIES

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

The weighted average number of shares related to outstanding anti-dilutive options excluded from the calculations of diluted net earnings per share was 398,544, 561,621 and 743,100 for the years 2016, 2015 and 2014, respectively.

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

NICE LTD. AND ITS SUBSIDIARIES

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

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables and trade payables, approximate their fair value due to the immediate or short-term maturities of these financial instruments. The carrying amount of the long term loan approximates its fair value due to the fact the loan bears variable interest rate.

NICE LTD. AND ITS SUBSIDIARIES

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

Advertising expenses are charged to expense as incurred. Advertising expenses for the years 2016, 2015 and 2014 were $9,693, $7,986 and $ 7,827, respectively.

v.	Treasury shares:

The Company repurchases its ordinary shares from time to time on the open market or in other transactions and holds such shares as treasury shares. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity. The Company reissues treasury shares under the stock purchase plan, upon exercise of options and upon vesting of restricted stock units. Reissuance of treasury shares is accounted for in accordance with ASC No. 505-30 whereby gains are credited to additional paid-in capital and losses are charged to additional paid-in capital to the extent that previous net gains are included therein; otherwise to retained earnings.

w.	Business Combination:

The Company applies the provisions of ASC 805, “Business Combination” and allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to future expected cash flows from customer relationships, acquired technology and acquired trademarks from a market participant perspective, useful lives and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

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

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following tables show the components of accumulated other comprehensive income, net of taxes, as of December 31, 2016 and 2015:

	Year ended December 31, 2016
	Unrealized gains (losses) on marketable securities		Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total

Beginning balance	$	(1,930)	$(569)	$(21,706)	$(24,205)

Other comprehensive income (loss) before reclassifications		5,102	600	(24,801)	(19,099)
Amounts reclassified from accumulated other comprehensive income		(3,388)	(132)	-	(3,520)

Net current-period other comprehensive income (loss)		1,714	468	(24,801)	(22,619)

Ending balance		$(216)	$(101)	$(46,508)	$(46,824)

	Year ended December 31, 2015
	Unrealized gains (losses) on marketable securities		Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total

Beginning balance		$183	$(3,625)	$(7,104)	$(10,546)

Other comprehensive income (loss) before reclassifications		(2,081)	(954)	(14,602)	(17,637)
Amounts reclassified from accumulated other comprehensive income		(32)	4,010	-	3,978

Net current-period other comprehensive income (loss)		(2,113)	3,056	(14,602)	(13,659)

Ending balance	$	(1,930)	$(569)	$(21,706)	$(24,205)

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Recently issued accounting standards:

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers (Topic 606)". ASU 2014-09 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. As currently issued and amended, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2016.
In March 2016, the FASB issued “Revenue from Contracts with Customers (Topic 606) - Principal versus Agent Considerations (Reporting revenue gross versus net)” (ASU 2016-08), which clarifies gross versus net revenue reporting when another party is involved in the transaction. In April 2016, the FASB issued “Identifying Performance Obligations and Licensing” (ASU 2016-10) which amends the revenue guidance on identifying performance obligations and accounting for licenses of intellectual property. The new revenue standard may be applied using either of the following transition methods: (1) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (2) a modified retrospective approach with the cumulative effect of initially adopting the standard recognized at the date of adoption (which includes additional footnote disclosures).  The guidance in ASU 2016-08 and 2016-10 is effective upon the adoption of ASU 2014-09.

The Company will adopt the standard in the first quarter of 2018 and has not yet selected a transition method The Company is currently evaluating the effect that the updated standard will have on its consolidated financial statements and related disclosures. While the Company is continuing to assess all potential impacts of the new standard, the Company currently believes the impacts relate to arrangements that include term-based software licenses, allocation of transaction price to each performance obligation on a relative standalone selling price and capitalization of costs related to obtaining customer contracts.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), which updates certain aspects of recognition, measurement, presentation and disclosure of financial instruments. ASU 2016-01 will be effective for the Company in the first quarter of 2019. The Company is currently evaluating the effect that this guidance will have on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, "Leases" ("ASU 2016-02"). The updated standard aims to increase transparency and comparability among organizations by requiring lessees to recognize lease assets and lease liabilities on the balance sheet and requiring disclosure of key information about leasing arrangements. This update is effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods; early adoption is permitted and modified retrospective application is required. The Company is currently evaluating the impact of adopting ASU 2016-02 on its consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In March 2016, the FASB issued ASU 2016-05, “Derivatives and Hedging (Topic 815): Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships” (“ASU 2016-05”), which clarifies that a change in the counter party to a derivative instrument designated as a hedging instrument does not require designation of that hedging relationship, provided that all other hedge accounting criteria are met. The guidance in ASU 2016-05 is effective for annual periods beginning after December 15, 2016; early adoption is permitted as of the beginning of an interim period on a modified retrospective basis. The Company expects no material impact on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”), which simplified certain aspects of the accounting for share-based payment transactions, including income taxes, classification of awards and classification in the statement of cash flows. ASU 2016-09 will be effective for the Company in the first quarter of 2017. The Company will apply this guidance using a modified retrospective transition method and expect to record a total cumulative-effect adjustment in retained earnings as of January 1, 2017 for the revision of the forfeiture fair value and excess tax benefits that have not previously been recognized in an amount of approximately $6 million.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments." The guidance addresses the classification of cash flow related to (1) debt prepayment or extinguishment costs, (2) settlement of zero-coupon debt instruments or other debt instruments with coupon rates that are insignificant in relation to the effective interest rate of the borrowing, (3) contingent consideration payments made after a business combination, (4) proceeds from the settlement of insurance claims, (5) proceeds from the settlement of corporate-owned life insurance, including bank-owned life insurance, (6) distributions received from equity method investees and (7) beneficial interests in securitization transactions. The guidance also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The guidance will generally be applied retrospectively and is effective for financial statements issued for annual reporting periods beginning after December 15, 2017. Early application is permitted. The Company is currently evaluating the impact of this standard on its consolidated statement of cash flows.

In October 2016, the FASB issued Accounting Standards Update No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers Other than Inventory (ASU 2016-16), which requires companies to recognize the income-tax consequences of an intra-entity transfer of an asset other than inventory. ASU 2016-16 will be effective for the Company in the first quarter of 2018, with the option to adopt it in the first quarter of 2017. The Company is currently evaluating the effect that this guidance will have on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04 "Intangibles - Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment" (ASU 2017-04). ASU 2017-04 eliminates Step 2 of the goodwill impairment test, which requires the calculation of the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. ASU 2017-04 is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. The Company is currently evaluating the effect that this guidance will have on its consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In January 2017, the FASB issued ASU 2017-01 "Business Combinations (Topic 805): Clarifying the Definition of a Business" (ASU 2017-04), which provides a more robust framework to use in determining when a set of assets and activities is a business. Because the current definition of a business is interpreted broadly and can be difficult to apply, stakeholders indicated that analyzing transactions is inefficient and costly and that the definition does not permit the use of reasonable judgment. ASU 2017-04 provides more consistency in applying the guidance, reduces the costs of application, and makes the definition of a business more operable. This update is effective for annual and interim periods beginning after December 15, 2018. The Company expects no material impact on its consolidated financial statements.

NOTE 3:-	SHORT-TERM AND LONG-TERM INVESTMENTS

Short-term and long-term investments include marketable securities in the amount of $129,013 and $462,298 as of December 31, 2016 and 2015, respectively and short-term bank deposits in the amounts of $0 and $40,146 as of December 31, 2016 and 2015, respectively.

The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of available-for-sale marketable securities as of December 31, 2016 and 2015:

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Estimated fair value
	December 31,		December 31,		December 31,		December 31,
	2016	2015	2016	2015	2016	2015	2016	2015
Level 2:
Corporate debentures	$122,335	$452,556	$91	$267	$225	$2,338	$122,201	$450,485
U.S. Agencies	-	4,999	-	3		2	-	5,000
U.S. Treasuries	7,008	7,010	-	-	196	197	6,812	6,813

	$129,343	$464,565	$91	$270	$421	$2,537	$129,013	$462,298

The scheduled maturities of available-for-sale marketable securities as of December 31, 2016 were as follows:

	Amortized	Estimated
	cost	fair value

Due within one year	30,292	30,287
Due after one year through five years	99,051	98,726

	129,343	129,013

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	SHORT-TERM AND LONG-TERM INVESTMENTS (Cont.)

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values as of December 31, 2016 and 2015 were as indicated in the following tables:

	December 31, 2016
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Corporate debentures	$19,444	$(137)	$56,799	$(88)	$76,243	$(225)
U.S. treasuries	-	-	6,812	(196)	6,812	(196)

	$19,444	$(137)	$63,611	$(284)	$83,055	$(421)

	December 31, 2015
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Corporate debentures	$242,545	$(1,750)	$113,581	$(588)	$356,126	$(2,338)
U.S. agencies	1,997	(3)	-	-	1,997	(3)
U.S. treasuries	-	-	6,813	(196)	6,813	(196)

	$244,542	$(1,753)	$120,394	$(784)	$364,936	$(2,537)

NOTE 4:-	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2016	2015

Government authorities	$23,312	$21,821
Interest receivable	804	2,597
Prepaid expenses	24,863	11,157
Inventories	4,716	6,198
Other	4,271	1,788

	$57,966	$43,561

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	OTHER LONG-TERM ASSETS

	December 31,
	2016	2015

Severance pay fund	$14,701	$15,857
Long-term deposits	3,000	1,318
Investments in affiliate	1,000	-

	$18,701	$17,175

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2016	2015
Cost:
Computers and peripheral equipment	$181,738	$118,326
Internal use software	9,882	1,380
Office furniture and equipment	13,982	8,537
Leasehold improvements	48,573	29,106

	254,175	157,349
Accumulated depreciation:
Computers and peripheral equipment	139,066	95,056
Office furniture and equipment	7,847	6,372
Leasehold improvements	19,584	15,328

	166,497	116,756

Depreciated cost	$87,678	$40,593

Depreciation expense totaled $18,422, $15,575 and $17,688 for the years 2016, 2015 and 2014, respectively.

The Company recorded a reduction of $10,941 and $9,615 to the cost and accumulated depreciation of fully depreciated equipment and leasehold improvements no longer in use for the years ended December 31, 2016 and 2015, respectively.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	OTHER INTANGIBLE ASSETS, NET

a.          Definite-lived other intangible assets:

	December 31,
	2016	2015
Original amounts:
Core technology	$623,274	$263,883
Customer relationships and distribution network	372,438	182,768
Trademarks	55,745	12,252

	1,051,457	458,903
Accumulated amortization:
Core technology	238,898	216,586
Customer relationships and distribution network	181,123	161,863
Trademarks	12,701	12,252

	432,722	390,701

Other intangible assets, net	$618,735	$68,202

b.	Amortization expense amounted to $58,968, $40,055 and $50,738 for the years ended December 31, 2016, 2015 and 2014, respectively.

c.
The Company recorded a reduction of $9,677 and 9,981 to the original amounts and accumulated amortization of fully amortized other intangible assets for the years ended December 31, 2016 and 2015, respectively.

d.	Estimated amortization expense:

For the year ended December 31,

2017	114,377
2018	93,357
2019	90,687
2020	86,680
2021 and thereafter	233,634

$618,735

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	GOODWILL

Following the Company’s acquisitions in 2016, as described in Note 1b, and the disposal of certain Security Solutions segment operations, as described in Note 1c, the changes in the carrying amount of goodwill allocated to reportable segments for the years ended December 31, 2016 and 2015 are as follows:

	Year ended
	December 31, 2016
	Customer Engagement	Financial Crime and Compliance	Total

As of January 1, 2016	$384,808	$266,304	$651,112

Acquisitions (*)	651,892	-	651,892
Functional currency translation adjustments	(14,502)	(3,792)	(18,294)

As of December 31, 2016	$1,022,198	$262,512	$1,284,710

(*) including a goodwill balance of $559,372 related to the acquisition of inContact.

	Year ended
	December 31, 2015
	Customer Engagement	Financial Crime and Compliance	Total

As of January 1, 2015	$392,228	$267,429	$659,657

Functional currency translation adjustments	(7,420)	(1,125)	(8,545)

As of December 31, 2015	$384,808	$266,304	$651,112

NOTE 9:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2016	2015

Employees and payroll accruals	$118,599	$109,995
Accrued expenses	86,236	61,958
Government authorities	67,218	50,001
Other	1,081	1,301

	$273,134	$223,255

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	DERIVATIVE INSTRUMENTS

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

The Company entered into option and forward contracts to hedge a portion of anticipated New Israeli Shekel ("NIS") and Indian Rupee (INR) payroll and benefit payments as well as facilities related payments. These derivative instruments are designated as cash flow hedges, as defined by ASC 815 and accordingly are measured in fair value. These transactions are effective and, as a result, gain or loss on the derivative instruments are reported as a component of accumulated other comprehensive income (loss) and reclassified as payroll expenses or finance expenses, respectively, at the time that the hedged income/expense is recorded.

	Notional amount		Fair value
	December 31,		December 31,
	2016	2015	2016	2015
Level 2:
Option contracts to hedge payroll expenses ILS	$43,600	$110,000	$107	$(566)
Option contracts to hedge payroll expenses INR	12,000	-	4	-
Option contracts to hedge facilities expenses ILS	-	5,018	-	1
Forward contracts to hedge payroll expenses ILS	52,000	-	(212)	-
Forward contracts to hedge facility expenses ILS	2,549	-	10	-

	$110,149	$115,018	$(91)	$(565)

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	DERIVATIVE INSTRUMENTS (Cont.)

The Company currently hedges its exposure to the variability in future cash flows for a maximum period of one year. As of December 31, 2016, the Company expects to reclassify all of its unrealized gains and losses from accumulated other comprehensive income to earnings during the next twelve months.

The fair value of the Company's outstanding derivative instruments at December 31, 2016 and 2015 is summarized below:

		Fair value of derivative instruments
		December 31,
	Balance sheet line item	2016	2015
Derivative assets:
Foreign exchange option contracts	Other receivables and prepaid expenses	$111	$1
Foreign exchange forward contracts	Other receivables and prepaid expenses	10	-

Derivative liabilities:
Foreign exchange option contracts	Accrued expenses and other liabilities	$-	$(566)
Foreign exchange forward contracts	Accrued expenses and other liabilities	(212)	-

The effect of derivative instruments in cash flow hedging relationship on income and other comprehensive income for the years ended December 31, 2016, 2015 and 2014 is summarized below:

	Amount of gain (loss) recognized in OCI on derivative (effective portion)
	Year ended December 31,
	2016	2015	2014
Derivatives in foreign exchange cash flow hedging relationships:
Foreign exchange forward contracts	$202	-	-
Foreign exchange option contracts	$(802)	$954	$6,770

	$(600)	$954	$6,770

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	DERIVATIVE INSTRUMENTS (Cont.)

Derivatives in foreign exchange cash flow hedging relationships:

	Statements	Amount of gain (loss) reclassified from OCI into income (expenses) (effective portion)
	of income	Year ended December 31,
	line item	2016	2015	2014
Option contracts	Cost of revenues, operating expenses and discontinued operations	$(132)	$4,010	$1,552

		$(132)	$4,010	$1,552

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company leases office space, office equipment and various motor vehicles under operating leases.

1.	The Company's office space and office equipment are rented under several operating leases.

Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, were as follows:

2017	$22,340
2018	20,670
2019	18,167
2020	17,350
2021	14,612
2022 and thereafter	46,840

$139,979

Rent expenses for the years 2016, 2015 and 2014 were approximately $ 23,669, $15,880 and $ 18,594, respectively.

On October 30, 2015, the Company entered into an agreement to rent new office space in Hoboken NJ, USA. Consequently, in November 2016, the Company ceased using its offices in Paramus, NJ and Manhattan, NY, USA prior to their original contractual termination date. The Company intends to sub-lease its two former facilities in New Jersey and New York during the remainder of the respective lease terms. As a result, the Company recorded an exit activity liability as of December 31, 2016 and recognized rent expenses in the year then ended in the amount of $6,457, which are included in the disclosed information above.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

2.	The Company leases its motor vehicles under cancelable operating lease agreements.

The minimum payment under these operating leases, upon cancellation of these lease agreements was $ 654 as of December 31, 2016.

Lease expenses for motor vehicles for the years 2016, 2015 and 2014 were $ 2,747, $ 5,103 and $ 3,774, respectively.

b.	Other commitments:

The Company is obligated under certain agreements with its suppliers to purchase licenses and hosting services. These non-cancelable obligations as of December 31, 2016 and 2015 were $ 22,207 and $ 18,148, respectively.

c.	Legal proceedings:

1.	Dispute under Sale Agreement:

Following the divestiture of one of the Company business units, the buyer of such business unit made certain demands and allegations, claiming indemnification pursuant to the sale agreement between the Company and such buyer. The Company has denied all demands and allegations made by the buyer. The parties have reached and executed a settlement agreement on December 25, 2016 in accordance with the mechanism set in the sale agreement regarding such matters, which its outcome is recorded within discontinued operations. This dispute is no longer pending.

2.	Disputes and litigations inherited following the acquisition of inContact:

In May 2009, inContact was served in a lawsuit titled California College, Inc., et al., v. UCN, Inc., et al. In the lawsuit, California College alleges that (1) inContact made fraudulent and/or negligent misrepresentations in connection with the sale of its services with those of Insidesales.com, Inc., another defendant in the lawsuit, (2) inContact breached its service contract with California College and an alleged oral contract between the parties by failing to deliver contracted services and product and failing to abide by implied covenants of good faith and fair dealing, and (3) inContact’s conduct interfered with prospective economic business relations of California College with respect to enrolling students.  California College filed an amended complaint that has been answered by Insidesales.com and inContact. California College originally sought damages in excess of $20.0 million. Insidesales.com and inContact filed cross- claims against one another, which they subsequently agreed to dismiss with prejudice. In October 2011, California College reached a settlement with Insidesales.com, the terms of which have not been disclosed and remain confidential. In June of 2013, California College amended its damages claim to $14.4 million, of which approximately $5.0 million was alleged to be pre- judgment interest. On September 10, 2013, the court issued an order on inContact's Motion for Partial Summary Judgment. The court determined that factual disputes exist as to several of the claims, but dismissed California College's cause of action for intentional interference with prospective economic relations and the claim for prejudgment interest. Dismissing the claim for prejudgment interest effectively reduced the claim for damages to approximately $9.2 million. At this stage we are unable to evaluate the probability of a favorable or unfavorable outcome in this litigation.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

3.
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

Commencing 2012, NICE and its Israeli subsidiary elected the Preferred Enterprise regime to apply under the Law for the Encouragement of Capital Investment (the “Investment Law”). The election is irrevocable. Under the Preferred Enterprise Regime, from 2014 through 2016, the Company's entire preferred income is subject to the tax rate of 16%.  Subject to the Ministry of Finance’s promulgation of regulations for implementation of the new Preferred Technology Enterprise benefits regime, which was set for March 31, 2017 and has been delayed, we expect that we will qualify as a Preferred Technology Enterprise and accordingly be eligible for a tax rate of 12% on our preferred technology income, as to be defined in such regulations.

Income not eligible for Preferred Enterprise benefits is taxed at the regular corporate tax rate, which was 25% in 2016 and 26.5% in 2015 and 2014. Under an Amendment to the Income Tax Ordinance enacted in December 2016 the regular corporate tax rate will be reduced to 24% in 2017 and 23% in 2018 and thereafter.

Prior to 2012, most of the Company’s and its Israeli subsidiary's income was exempt from tax or subject to reduced tax rates under the Investment Law. Upon distribution of exempt income, the distributing company was subject to reduced corporate tax rates ordinarily applicable to such income under the Investment Law. Income subjected to a reduced tax rate under the Investment Law including the Preferred Enterprise Regime will be freely distributable as dividends, subject to a 15%-20% withholding tax (or lower, under an applicable tax treaty). However, upon the distribution of a dividend from Preferred Income to an Israeli company, no withholding tax will be imposed.

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

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

In September 2013, the Company made the election and duly released all of NICE and its Israeli subsidiary’s tax-exempted income through 2011 related to their various pre 2012 programs under the Investment Law.  As a result of the election and the related settlement of a routine multi-year tax audit, the Company recorded an expense of $19,200 and paid an amount of approximately $32,000. The Company has also committed to make certain investments in "industrial projects" (as defined in the Law) no later than December 31, 2017. The Company believes that this commitment has already been fulfilled during 2013 as part of its existing investment plans. Further to the election, NICE no longer has a tax liability upon future distributions of its tax-exempted earnings, while the Israeli subsidiary may have a tax liability upon future distributions only with respect to its 2012 tax-exempted earnings.

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

NICE and its Israeli subsidiary believe they currently qualify as an "Industrial Company" as defined by the above law and, as such, is entitled to certain tax benefits including accelerated depreciation, deduction of public offering expenses in three equal annual installments and amortization of cost of purchased know-how and patents for tax purposes over 8 years.

b.	Income taxes on non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence. The Company’s consolidated tax rate depends on the geographical mix of where its profits are earned. Primarily, in 2016, the Company’s U.S. subsidiaries are subject to federal and state income taxes of approximately 39% and its subsidiaries in the U.K. are subject to corporation tax at a rate of 20%. Neither Israeli income taxes, foreign withholding taxes nor deferred income taxes were provided in relation to undistributed earnings of the Company's foreign subsidiaries. This is because the Company has the intent and ability to reinvest these earnings indefinitely in the foreign subsidiaries and therefore those earnings are continually redeployed in those jurisdictions. As of December 31, 2016, the amount of undistributed earnings of non-Israeli subsidiaries, which is considered indefinitely reinvested, was $ 333,500 with a corresponding unrecognized deferred tax liability of $ 55,767. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

c.	Net operating loss carryforward:

As of December 31, 2016, certain subsidiaries had tax loss carry-forwards totaling approximately $273,100 which can be carried forward and offset against taxable income with expiration dates ranging from 2017 and onwards. Approximately $66,200 of these carry-forward tax losses have no expiration date. The balance expires between 2017 and 2036.

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

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2016	2015
Deferred tax assets:
Net operating losses carryforward and tax credits	$86,490	$16,809
Share based payments	17,299	8,958
Research and development costs	4,246	3,562
Reserves, allowances and other	4,260	5,574

Deferred tax assets before valuation allowance	112,295	34,903
Valuation allowance	(8,839)	(7,347)

Deferred tax assets	103,456	27,556

Deferred tax liabilities:
Acquired intangibles	(231,645)	(28,164)
Acquired deferred revenue	(4,670)	(302)
Deferred tax liabilities	(236,315)	(28,466)

Deferred tax liabilities, net	$(132,859)	$(910)

	December 31,
	2016	2015

Deferred tax assets	$14,093	$14,130
Deferred tax liabilities	(146,952)	(15,040)

Deferred tax liabilities, net	$(132,859)	$(910)

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from tax loss carry forwards and other reserves and allowances due to uncertainty concerning their realization.

e.	A reconciliation of the Company's effective tax rate to the statutory tax rate in Israel is as follows:

	Year ended December 31,
	2016	2015	2014

Income before taxes on income, as reported in the consolidated statements of income	$144,481	$171,410	$110,059

Statutory tax rate in Israel	25.0%	26.5%	26.5%
Preferred Enterprise benefits (*)	(8.9)%	(6.1)%	(4.1)%
Changes in valuation allowance	1.0%	(0.4)%	(2.2)%
Earnings taxed under foreign law	(7.7)%	(4.0)%	(4.8)%
Tax settlements and other adjustments	5.8%	1.1%	(7.0)%
Other	(0.4)%	0.9%	0.6%

Effective tax rate	14.8%	18.0%	9.0%

(*)	The effect of the benefit resulting from the "Preferred Enterprise" status on net earnings per ordinary share is as follows:

	Year ended December 31,
	2016	2015	2014

Basic	$0.22	$0.18	$0.08

Diluted	$0.21	$0.17	$0.07

f.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2016	2015	2014

Domestic	$131,111	$122,952	$67,192
Foreign	13,370	48,458	42,867

	$144,481	$171,410	$110,059

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

g.          Taxes on income are comprised as follows:

	Year ended December 31,
	2016	2015	2014

Current	$47,318	$23,978	$37,694
Deferred	(25,906)	6,854	(27,785)

	$21,412	$30,832	$9,909

Domestic	$28,097	$24,812	$2,337
Foreign	(6,685)	6,020	7,572

	$21,412	$30,832	$9,909

Of which:

	Year ended December 31,
	2016	2015	2014

Domestic taxes:
Current	$27,932	$14,860	$16,351
Deferred	165	9,952	(14,014)

	$28,097	$24,812	$2,337
Foreign taxes:
Current	$19,386	$9,118	$21,343
Deferred	(26,071)	(3,098)	(13,771)

	$(6,685)	$6,020	$7,572

Taxes on income	$21,412	$30,832	$9,909

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

h.          Uncertain tax positions:

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2016	2015

Uncertain tax positions, beginning of year	$18,236	$18,561
Increases in tax positions for prior years	2,147	110
Increases in tax positions for current year	9,926	5,085
Settlements	(1,331)	(2,173)
Expiry of the statute of limitations	(2,319)	(3,347)

Uncertain tax positions, end of year	$26,659	$18,236

All the Company's unrecognized tax benefits would, if recognized, reduce the Company's annual effective tax rate. The Company has decreased accrued interest of $206 related to uncertain tax positions as of December 31, 2016.

During 2016, prior tax years in the US and the United Kingdom were closed by way of the expiration of the statute of limitations and settlements reached with those tax authorities through routine tax audits.  The Company is currently in the process of routine Israeli income tax audits for the tax years 2013 through 2015. As of December 31, 2016, the Company or its subsidiaries are still subject to U.S. federal income tax audits for the tax years of 2013 through 2016 and to other income tax audits for the tax years of 2011 through 2016.

NOTE 13:-	SHAREHOLDERS' EQUITY

a.
The ordinary shares of the Company are traded on the Tel-Aviv Stock Exchange and its American Depositary Shares, each representing one fully paid ordinary share, par value NIS 1.00 per share of the Company (the "ADS's") are traded on NASDAQ.

b.          Share option plans:

2016 Share Incentive Plan

In February 2016, the Company adopted the 2016 Share Incentive Plan ("the 2016 Plan"), to provide incentives to employees, directors, consultants and/or contractors by rewarding performance and encouraging behavior that will improve our profitability. Under the 2016 Plan, the Company's employees, directors, consultants and/or contractors may be granted any equity-related award, including any type of an option to acquire our ordinary shares and/or share appreciation right and/or share and/or restricted share and/or restricted share unit and/or other share unit and/or other share-based award and/or other right or benefit under the Plan, including any such equity related award that is a performance based award (each an “Award”).

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

Generally, under the terms of the 2016 Plan, 25% of the restricted share units and par value options granted become vested on each of the four consecutive annual anniversaries following the date of grant. Specifically with respect to options (other than options granted at an exercise price equal to their nominal value), unless determined otherwise by the Administrator, 25% of an Award granted becomes exercisable on the first anniversary of the date of grant and 6.25% becomes exercisable once every quarter during the subsequent three years.  Certain executive officers are entitled to acceleration of vesting of awards in the event of a change of control, subject to certain conditions. Awards with a vesting period expire six years after the date of grant. Options that are performance-based shall expire seven years following the date of grant. The 2016 Plan provides that the number of shares that may be subject to Awards granted under the 2016 Plan shall be an amount per calendar year, equal to 3.5% of our issued and outstanding share capital as of December 31 of the preceding calendar year. Such amount is reset for each calendar year. Awards are non-transferable except by will or the laws of descent and distribution.

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

During 2016, we granted 1,144,953 options and restricted share units under the 2016 Plan (which constituted 1.58% of our issued and outstanding share capital as of December 31, 2016).

2008 Share Incentive Plan

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

NICE LTD. AND ITS SUBSIDIARIES

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

Pursuant to the terms of the acquisitions of Actimize Ltd., e-Glue Software Technologies Inc., Fizzback, Merced Causata, Nexidia and inContact, the Company assumed or replaced unvested options, Restricted Stock Awards ("RSAs") and Restricted Stock Units ("RSUs") and converted them or replaced them with NICE options, RSAs and RSUs, as applicable, based on an agreed exchange ratio. Each assumed or replaced option, RSA and RSU is subject to the same terms and conditions, including vesting, exercisability and expiration, as originally applied to any such option, RSA and RSU immediately prior to the acquisition.

The fair value of the Company's stock options granted to employees and directors for the years ended December 31, 2016, 2015 and 2014 was estimated using the following assumptions:

	2016	2015	2014

Expected volatility	22.13%-62.31%	23.02%-27.55%	27.47%-28.08%
Weighted average volatility	32.67%	25.17%	27.72%
Risk free interest rate	0.58%-2.04%	0.76%-1.18%	0.8%-1.2%
Expected dividend	0%-1.00%	0%-1.29%	0%-1.61%
Expected term (in years)	3.5	3.5	3.4

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of the Company's stock options activity and related information for the year ended December 31, 2016, is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2016	2,751,584	24.59	4.19	90,058
Granted	450,288	10.69
Assumed	265,223	38.96
Exercised	(920,660)	25.59
Forfeited	(229,780)	17.35
Cancelled	(42,991)	24.42

Outstanding at December 31, 2016	2,273,664	23.61	4.46	102,652

Exercisable at December 31, 2016	745,147	28.10	3.17	30,295

The weighted-average grant-date fair value of options granted during the years 2016, 2015 and 2014 was $51.64, $32.58 and $19.69, respectively.

The total intrinsic value of options exercised during the years 2016, 2015 and 2014 was $35,664, $40,519 and $35,028, respectively.

The options outstanding under the Company's stock option plans as of December 31, 2016 have been separated into ranges of exercise price as follows:

					Weighted
	Options	Weighted		Options	average
	outstanding	average	Weighted	exercisable	exercise
	as of	remaining	average	as of	price of
Ranges of	December 31,	contractual	exercise	December 31,	options
exercise price	2016	term	price	2016	exercisable
		(Years)	$		$

$0.26	1,033,833	4.37	0.26	245,658	0.26
$0.69	2,204	2.92	0.69	2,204	0.69
$6.72-10.05	11,716	7.35	7.09	5,912	7.31
$11.40-15.32	10,415	2.06	13.93	10,415	13.93
$17.72-17.72	1,337	4.24	17.72	1,337	17.72
$27.57-40.87	682,460	3.97	37.49	325,344	35.93
$41.44-57.26	398,669	5.35	47.60	64,277	49.28
$64.06-67.10	133,030	5.03	64.66	90,000	64.53

	2,273,664	4.46	23.61	745,147	28.10

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of the Company's Restricted Stock Awards ("RSA") and the Company's Restricted Stock Units ("RSU") activities and related information for the year ended December 31, 2016, is as follows:

Number of RSU & RSA(*)

Outstanding at January 1, 2016	753,205
Granted	868,375
Assumed	231,374
Vested	(244,907)
Forfeited	(109,404)

Outstanding at December 31, 2016	1,498,643

(*)	NIS 1 par value which represents approximately $0.26

As of December 31, 2016, there was approximately $89,679 of unrecognized compensation expense related to non-vested stock options and restricted stock awards, expected to be recognized over a period of up to four years.

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2016, 2015 and 2014, was comprised as follows:

	Year ended December 31,
	2016	2015	2014

Cost of revenues	$7,878	$3,712	$4,472
Research and development, net	5,676	2,161	2,483
Selling and marketing	16,403	11,266	12,361
General and administrative	10,590	10,521	9,224

Total stock-based compensation expenses	$40,547	$27,660	$28,540

c.	Employee Stock Purchase Plan:

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

During 2014 employees purchased 11,196 shares at average prices of $38.91 per share.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

d.	Treasury shares:

On February 15, 2011, November 2, 2011, October 31, 2012, February 4, 2014 and June 1, 2015 the Company's Board of Directors authorized a program to repurchase up to $100,000 at each time (total of up to $500,000) of the Company's issued and outstanding ordinary shares and ADRs. On January 10, 2017 the Company announced that the Board of Directors authorized a program to repurchase up to $150,000 at each time of the Company's issued and outstanding ordinary shares and ADRs. Repurchases may be made from time to time in the open market or in privately negotiated transactions and will be in accordance with applicable securities laws and regulations. The timing and amount of the repurchase transactions will be determined by management and may depend on a variety of factors, including market conditions, alternative investment opportunities and other considerations. The programs do not obligate the Company to acquire any particular amount of ordinary shares and ADRs and the program may be modified or discontinued at any time without prior notice.

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

The total amount of annual dividend declared and paid in 2016 and 2015 was $0.64 per share. Subsequent to the balance sheet date, the Company declared and paid an additional dividend of $0.16 per share in respect of the fourth quarter of 2016.

NOTE 14:-	CREDIT AGREEMENT

In connection with financing the acquisition of inContact (refer to Note 1b) which closed on November 14, 2016, the Company entered into a Credit Agreement with certain lenders, according to which the following credit facilities were issued: 1) a long term loan of $475 million, and 2) a revolving credit loan of up to $75 million.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	CREDIT AGREEMENT (cont.)

Long term loan

As of December 31, 2016, the contractual principal payments for the long term loan (including current maturities) are as follows:

2017	$23,750
2018	23,750
2019	23,750
2020	47,500
2021	356,250
Total	$475,000

 (*) In January 2017, the Company prepaid a principal amount of $260 million which resulted in $5.3 million amortization of debt issuance costs In addition, the contractual principal payments for the long term loan have changed and the Company will pay the entire remaining principal of $215 million on the final maturity date of the term loan facility. Refer to Note 17 for further details.

The long term loan bears interest through maturity at a variable rate based upon, at the Company’s option every interest period, either (a) the LIBOR rate for Eurocurrency borrowing or (b) an Alternate Base Rate (“ABR”), which is the highest of (i) the administrative agent’s prime rate, (ii) one-half of 1.00% in excess of the overnight U.S. Federal Funds rate, and (iii) 1.00% in excess of the one-month LIBOR), plus in each case, an applicable margin. The applicable margin for Eurocurrency loans ranges, based on the applicable total net leverage ratio, from 1.25% to 2.00% per annum and the applicable margin for ABR loans ranges, based on the applicable total net leverage ratio, from 0.25% to 1.00% per annum.

Debt issuance costs of $10,158 attributable to the long term loan are amortized as interest expense over the contractual term of the loan using the effective interest rate.

The following table sets forth the component of the liability as of December 31, 2016:

Liability:
Principal	$475,000
Less: Debt issuance costs, net of amortization	(9,820)
Net carrying amount	$465,180

The following table sets forth interest expense recognized related to the liability for the year ended December 31, 2016:

Amortization of debt issuance costs	$338
Interest expense	1,266
Total interest expense recognized	$1,604

Effective interest rate	2.84%

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	CREDIT AGREEMENT (cont.)

Revolving credit loan

Pursuant to the Credit Agreement, the Company has also been granted a revolving credit facility that entitles the Company to borrow up to $75 million through December 2021 with interest payable on the borrowed amount set at the same terms as the term loan, as well as a quarterly commitment fee on unfunded amounts ranging from 0.25% to 0.5%, subject to the achievement of certain leverage levels. As of December 31, 2016, no amounts had been funded.

The Credit Agreement contains a number of covenants and restrictions that among other things, and subject to certain agreed upon exceptions, require the Company and its subsidiaries to satisfy certain financial covenants and restricts the ability of the Company and its subsidiaries to incur liens, incur additional indebtedness, make loans and investments, engage in mergers and acquisitions, engage in asset sales, declare dividends or redeem or repurchase capital stock, prepay, redeem or purchase subordinated debt and amend or otherwise alter debt agreements, in each case, subject to certain agreed upon exceptions. A failure to comply with these covenants could permit the lenders under the Credit Agreement to declare all amounts borrowed under the Credit Agreement, together with accrued interest and fees, to be immediately due and payable. As of December 31, 2016, the Company was in compliance with all covenants and requirements outlined in the Credit Agreement.

NOTE 15:-	REPORTABLE SEGMENTS AND GEOGRAPHICAL INFORMATION

a.	Reportable segments:

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

During 2015, the Company divested its Physical Security as well as its Cyber and Intelligence operations, which were a major part of the Security Solutions segment, to allow it to focus on its core markets as part of the execution of its long-term strategy. Following this divestiture, the Company operates in the following operation-based segments: Customer Engagement provide data driven insights that enable businesses to deliver consistent and personalized experience to customers, and Financial Crime and Compliance provide real time and cross-channel fraud prevention, anti-money laundering, brokerage compliance and enterprise-wide case management.

	Year ended December 31, 2016
	Customer Engagement (1) (2)	Financial Crime and Compliance	Not allocated	Total

Revenues	$754,398	$261,144	$-	$1,015,542

Operating income	$202,893	$89,990	$(158,707)	$134,176

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-      REPORTABLE SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

	Year ended December 31, 2015
	Customer Engagement (1)	Financial Crime and Compliance	Not allocated	Total

Revenues	$688,060	$238,807	$-	$926,867

Operating income	$206,994	$73,131	$(114,019)	$166,106

	Year ended December 31, 2014
	Customer Engagement (1)	Financial Crime and Compliance	Not allocated	Total

Revenues	$674,797	$197,198	$-	$871,995

Operating income	$151,051	$46,878	$(91,635)	$106,294

(1)
Includes the results of a certain operation (formerly part of the Security Solutions segment), which was retained following the above mentioned divestiture and integrated within the Customer Engagement operating segment.

(2)	Includes the results of Nexidia, VPI and inContact, which were acquired in 2016 and are being integrated within the Customer Engagement segment.

The following presents long-lived assets of December 31, 2016 and 2015, based on operational segments:

	December 31,
	2016	2015

Customer Engagement	$68,935	$24,707
Financial Crime and Compliance	13,192	11,013
Non-allocated	5,551	4,873

	$87,678	$40,593

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-      REPORTABLE SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

b.	Geographical information:

Total revenues from external customers on the basis of the Company's geographical areas are as follows:

	Year ended December 31,
	2016	2015	2014

Americas, principally the US	$720,520	$630,096	$591,147
EMEA (*)	189,223	192,640	184,092
Israel	4,295	4,231	5,092
Asia Pacific	101,504	99,900	91,664

	$1,015,542	$926,867	$871,995

The following presents long-lived assets of December 31, 2016 and 2015, based on geographical areas:

	December 31,
	2016	2015

Americas, principally the US	$49,175	$10,385
EMEA (*)	3,398	4,458
Israel	28,237	22,193
Asia Pacific	6,868	3,557

	$87,678	$40,593

(*)	Includes Europe, the Middle East (excluding Israel) and Africa.

NOTE 16:-	SELECTED STATEMENTS OF INCOME DATA

a.	Research and development expenses, net:

	Year ended December 31,
	2016	2015	2014

Total costs	$151,698	$132,039	$125,952
Less - grants and participations	(1,668)	(2,174)	(2,455)
Less - capitalization of software development costs	(8,502)	(1,380)	(356)

	$141,528	$128,485	$123,141

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SELECTED STATEMENTS OF INCOME DATA (Cont.)

b.	Financial income and other, net:

	Year ended December 31,
	2016	2015	2014
Financial income:
Interest and amortization/accretion of premium/discount on marketable securities	$5,607	$6,844	$5,268
Exchange rates differences	3,961	-	-
Realized gain on marketable securities	3,388	32	16
Interest	953	430	349

	13,909	7,306	5,633
Financial expenses:
Interest	(2,199)	(66)	(73)
Exchange rates differences	-	(731)	(685)
Other	(925)	(780)	(1,107)

	(3,124)	(1,577)	(1,865)

Other expenses, net	(480)	(425)	(3)

	$10,305	$5,304	$3,765

c.	Net earnings per share:

The following table sets forth the computation of basic and diluted net earnings per share:

1.	Numerator:

	Year ended December 31,
	2016	2015	2014

Net income from continuing operations available to ordinary shareholders	$123,069	$140,578	$100,150
Net income from discontinued operations available to ordinary shareholders	(6,149)	118,253	2,925

Net income to ordinary shareholders	$116,920	$258,831	$103,075

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SELECTED STATEMENTS OF INCOME DATA (Cont.)

2.	Denominator (in thousands):

	Year ended December 31,
	2016	2015	2014

Denominator for basic net earnings per share -
Weighted average number of shares	59,667	59,552	59,362
Effect of dilutive securities:
Add - employee stock options and RSU	1,368	1,729	1,533

Denominator for diluted net earnings per share - adjusted weighted average shares	61,035	61,281	60,895

NOTE 17:-	SUBSEQUENT EVENTS

a)	Dividend:

In accordance with the adoption of a dividend policy announced on February 13, 2013, as described on Note 13e, in February 2017 the Company announced a declaration of a cash dividend of $0.16 per share for the fourth quarter of 2016, which was paid on March 15, 2017.

On January 10, 2017, the Company announced its capital return strategy to optimize the Company’s long term growth profile. Therefore the Board of Directors authorized a new enlarged share repurchase program of $150 million and the elimination of the dividend policy beginning in the first quarter of 2017.

b)	Notes and Indenture:

In January 2017, the Company issued $287,500 aggregate principal amount of Exchangeable Senior Notes due 2024 (the “Notes”). The Notes will bear interest at a fixed rate of 1.25% per year, payable semiannually in arrears on January 15 and July 15 of each year, beginning on July 15, 2017. Subject to satisfaction of certain conditions and during certain periods, the Notes will be exchangeable at the option of holders for (i) cash, (ii) ADSs or (iii) a combination thereof, at the Company’s election. The exchange rate will initially be 12.0260 ADSs per $1,000 principal amount of Notes (equivalent to an initial exchange price of approximately $83.15 per ADS).

In connection with the pricing of the Notes, the Company has entered into privately negotiated exchangeable note hedge transactions with some of the initial purchasers and/or their respective affiliates (the “option counterparties”). Subject to customary anti-dilution adjustments substantially similar to those applicable to the Notes, the exchangeable note hedge transactions cover the same number of ADSs that will initially underlie the Notes. The note hedge transactions are expected generally to reduce potential dilution to the ADSs and/or offset potential cash payments the Company is required to make in excess of the principal amount, in each case, upon any exchange of the Exchangeable Notes. Concurrently with the Company’s entry into the exchangeable note hedge transactions, the Company has entered into warrant transactions with the option counterparties relating to the same number of ADSs, with a strike price of $101.82 per ADS, subject to customary anti-dilution adjustments.

The Company proceeds from the offering of the Exchangeable Notes were $280,400, after deducting the underwriters’ fees and offering expenses. The Company used $20,300 of the net proceeds of the offering to pay the cost of the exchangeable note hedge transactions (such cost net of the proceeds received by the Company upon issuance of the warrants by the Company). The remaining net proceeds of the offering were used to repay a portion of the outstanding long-term loan as described in Note 14.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NICE LTD. By: /s/ Barak Eilam Barak Eilam Chief Executive Officer

Date:  April 21, 2017