Form 20-F
period 2017-12-31
NICE Ltd.
filed 2018-03-30
CIK 1003935

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Tali Mirsky, +972-9-7753151, tali.mirsky@nice.com,
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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 60,925,954 Ordinary Shares, par value NIS 1.00 per share (which excludes 12,529,213 treasury shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒	Accelerated Filer ☐
Non-Accelerated Filer ☐	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Item 17  ☐Item 18

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

In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. Many factors could cause the actual results, performance or achievements of NICE to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, competition with existing or new competitors, success and growth of cloud Software-as-a-Service business, cyber security attacks or other security breaches, privacy concerns and legislation, dependency on third-party cloud computing platform providers, hosting facilities and service partners, changes in general economic and business conditions, rapidly changing technology, changes in currency exchange rates and interest rates, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel, whether we are successful in executing our growth strategy, the effects of the recent comprehensive tax reform in the United States and various other factors, both referenced and not referenced in this annual report. These risks are more fully described under Item 3, “Key Information – Risk Factors” of this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. NICE does not intend or assume any obligation to update these forward-looking statements. Investors should bear this in mind as they consider forward-looking statements and whether to invest or remain invested in NICE’s securities.

In this annual report, all references to “NICE,” “we,” “us,” “our” or the “Company” are to NICE Ltd., a company organized under the laws of the State of Israel, and its wholly owned subsidiaries. For a list of our significant subsidiaries, please refer to page 55 of this annual report.

In this annual report, unless otherwise specified or unless the context otherwise requires, all references to “$” or “dollars” are to U.S. Dollars, all references to “EUR” are to Euros, all references to “GBP” are to British Pounds, all references to “CHF” are to Swiss Francs, all references to “NIS” are to New Israeli Shekels and all references to “INR” are to Indian Rupee. Except as otherwise indicated, the financial statements of and information regarding NICE are presented in U.S. dollars.

PART I

Item 1.        Identity of Directors, Senior Management and Advisers.

Not Applicable.

Item 2.       Offer Statistics and Expected Timetable.

                    Not Applicable.

Item 3.        Key Information.

Selected Financial Data

The following selected consolidated balance sheet data as of December 31, 2016 and 2017 and the selected consolidated statements of income data for the years ended December 31, 2015, 2016 and 2017 have been derived from our audited Consolidated Financial Statements included in this annual report. These financial statements have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP, and audited by Kost, Forer, Gabbay & Kasierer, a member of EY Global. The selected consolidated statements of income data for the years ended December 31, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013, 2014 and 2015 have been derived from other Consolidated Financial Statements not included in this annual report and have also been prepared in accordance with U.S. GAAP and audited by Kost, Forer, Gabbay & Kasierer, a member of EY Global. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, “Operating and Financial Review and Prospects”, the Consolidated Financial Statements and notes thereto and other financial information included elsewhere in this annual report.

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(U.S. dollars in thousands, except per share data)
OPERATING DATA:
Revenues
Products	$280,140	$289,560	$317,900	$306,252	$318,946
Services	507,636	543,548	573,033	623,783	652,040
Cloud	33,739	38,887	35,934	85,507	361,166
Total revenues	821,515	871,995	926,867	1,015,542	1,332,152
Cost of revenues
Products	69,335	63,919	66,363	53,032	51,065
Services	222,430	226,499	222,783	250,022	225,020
Cloud	7,849	13,093	14,436	34,679	192,588
Total cost of revenues	299,614	303,511	303,582	337,733	468,673
Gross profit	521,901	568,484	623,285	677,809	863,479
Operating expenses:
Research and development, net	115,431	123,141	128,485	141,528	181,107
Selling and marketing	214,579	231,097	225,817	268,349	361,328
General and administrative	86,467	83,360	90,349	116,569	129,071
Amortization of acquired intangible assets	29,438	19,157	12,528	17,187	41,902
Restructuring expenses	527	5,435	-	-	-
Total operating expenses	446,442	462,190	457,179	543,633	713,408
Operating income	75,459	106,294	166,106	134,176	150,071
Financial and other income (expense), net	3,927	3,765	5,304	10,305	(20,411)
Income before taxes on income	79,386	110,059	171,410	144,481	129,660
Taxes on income (tax benefits)	26,915	9,909	30,832	21,412	(13,631)
Net income from continuing operations	52,471	100,150	140,578	123,069	143,291
Discontinued operations:
Gain on disposal and income (loss) from discontinued operations	4,294	4,965	152,459	(8,235)	-
Taxes on income (tax benefits)	1,490	2,040	34,206	(2,086)	-
Net income from discontinued operations	2,804	2,925	118,253	(6,149)	-
Net income	55,275	103,075	258,831	116,920	143,291

Basic earnings per share from continuing operations	$0.87	$1.69	$2.36	$2.06	$2.37
Basic earnings per share from discontinued operations	$0.05	$0.05	$1.99	$(0.10)	$-
Basic earnings per share	$0.92	$1.74	$4.35	$1.96	$2.37
Weighted average number of shares used in computing basic earnings per share (in thousands)	60,388	59,362	59,552	59,667	60,444
Diluted earnings per share from continuing operations	$0.85	$1.64	$2.29	$2.02	$2.31
Diluted earnings per share from discontinued operations	$0.04	$0.05	$1.93	$(0.10)	$-
Diluted earnings per share	$0.89	$1.69	$4.22	$1.92	$2.31
Weighted average number of shares used in computing diluted earnings per share (in thousands)	61,380	60,895	61,281	61,035	62,119

*Including assets and liabilities that are accounted for as discontinued operations.
 **Including deferred revenues and advances from customers that are classified as long-term liabilities.

	At December 31,
	2013	2014	2015	2016	2017
	(U.S. dollars in thousands)
BALANCE SHEET DATA*:
Working capital**	$61,023	$107,090	$256,089	$13,713	$132,154
Total assets	1,646,030	1,632,952	1,849,613	2,631,876	2,845,086
Shareholders’ equity	1,204,796	1,213,456	1,415,149	1,511,332	1,749,561

Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the SEC, including the following risk factors which we face and which are faced by our industry. The risks and uncertainties described below are not the only ones facing us. Other events, circumstances or factors that we do not currently anticipate or that we currently do not deem to be material risks may also affect our business, results of operations and financial condition. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks.

Risks Relating to our Business, Competition and Markets

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

In addition, a majority of our sales are generated from North America. If there is deterioration or a crisis in the economic and financial stability in the United States, particularly in the financial services sector (which is our main industry vertical), our top tier customers could reduce spending, delay or postpone orders or fail to make payments to us. This could have a material adverse effect on our sales in this region and our results of operations. Any such deterioration in the economic condition in the United States could also negatively impact the accuracy of our forecast of future trends and our plans for future business development.

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

•	fluctuations in currency exchange rates;

•	longer payment cycles in certain countries in our geographic areas of operations;

•	potential adverse tax consequences, including the complexities of foreign value added tax systems;

•	political instability, terrorism or the threat of terrorism and general security concerns;

•	political unrest, armed conflicts or natural disasters around the world

•	reduced or differing protection for intellectual property rights in some countries; and

•	general difficulties in managing our global operations.

On June 23, 2016, the United Kingdom (the “U.K.”) held a referendum in which voters approved an exit from the E.U., commonly referred to as “Brexit”, and on March 29, 2017 the U.K. delivered to the E.U. the official separation notice in accordance with Article 50 of the Lisbon Treaty. Although it is unknown what the exact terms of separation will be and what the interactions between the U.K. and E.U. countries will be following such separation, it is likely that there will be greater restrictions on imports and exports between the U.K. and E.U. countries and increased regulatory complexities. In addition, as a result of such separation, traditional financial centers may shift to different locations within the E.U., in which we have little or no presence. These changes may impact our business in the U.K. and E.U. and therefore may adversely affect our operations and financial results.

In addition, it remains difficult to predict the legislative and regulatory changes that will be enacted following the political changes in the U.S. administration at the beginning of 2017, including possible changes and impact on U.S. trade relationships and agreements. The U.S. administration has taken a position with respect to international trade agreements, indicating a strong interest in renegotiating existing trade agreements, which could result in the increase of our costs and decrease of our margins. Just recently, the U.S. administration made an announcement regarding a new trade policy. We do not know at this time what additional changes, if any, the U.S. administration will make, and what the impact on us of any of those changes may be. However any such changes may have a significant impact on our business and operation, which may adversely affect our financial results.

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

Furthermore, the increased presence of our global operations in lower-cost locations, including outsourcing of certain operations to service providers in such lower-cost locations (such as India), could impact the control over our operations, as well as create dependency on such external service providers. Such mode of operation may impact our business and adversely affect our results of operation.

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

In recent years, some of our competitors have increased their presence in our markets through internal development, partnerships and acquisitions. Infrastructure vendors, including suppliers of telecommunication infrastructure equipment, have decided or may decide in the future to enter our market space and compete with us by offering comprehensive solutions. Moreover, major enterprise software vendors, such as those from the traditional enterprise business intelligence and business analytics sector or Customer Relationship Management (or “CRM”), have entered or may decide to enter our market space and compete with us, either by internal development of comprehensive solutions or through acquisition of any of our existing competitors. If we are not able to compete effectively with these market entrants or other competitors, we may lose market share and our business, financial condition or results of operations could be adversely affected.

In light of the intense competition in our markets, successful development, positioning and sales execution of our products is a critical factor in our ability to successfully compete and maintain growth. Therefore we must continue making significant expenditures on research and development, marketing and sales to compete effectively. In addition, our software solutions may compete with software developed internally by potential clients, as well as software and other solutions offered by competitors. We cannot ensure that the market awareness or demand for our new products or applications will grow as rapidly as we expect, or that the introduction of new products or technological developments by others will not adversely impact the demand for our products.

Successful marketing of our products and services to our customers and partners will be critical to our ability to maintain growth. We cannot assure you that our products or existing partnerships will permit us to compete successfully. The market for some of our solutions is highly fragmented and includes a broad range of product offerings, features and capabilities. Consolidation through mergers and acquisitions, or alliances formed, among our competitors in this market, who may have greater resources than we have, could substantially influence our competitive position.

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

Our Cloud Software-as-a-Service business model may not be successful or profitable.

Our cloud-based business has grown significantly as a result of the acquisition of inContact and our internal development efforts, and therefore we are more dependent now on the success and profitability of this area of our business. If we are not able to compete effectively, generate significant revenues or maintain the profitability of our cloud offerings, or if we do not successfully execute our cloud strategy or anticipate the cloud needs of our customers, our reputation as a cloud services provider could be harmed and our revenues and profitability could decline.

In addition, the increasing prevalence of cloud and SaaS delivery models offered by us and our competitors may unfavorably impact pricing in both our on-premise enterprise software business and our cloud business, as well as overall demand for our on-premise software product and service offerings, which could reduce our revenues and profitability. With our move to cloud-based solutions, we cannot guarantee that revenues generated from our cloud offerings will compensate for a loss of business in our on-premise enterprise software business.

Further, cloud computing may make it easier for new competitors to enter our markets due to the lower up-front technology costs and easier implementation and for existing market participants to compete with us on a greater scale. Such increased competition is likely to heighten the pressure to decrease pricing, which could have a negative effect on our revenues and results of operations.

The business model of our cloud offerings differs from the business model for the sale of products and services. Our cloud offerings are generally purchased by customers on a subscription basis and revenues from these offerings are generally recognized ratably over the term of the subscriptions (based on actual usage). Therefore, a significant shift to SaaS-based sales could result in a delay in revenue recognition and materially adversely affect our results of operations and our rate of growth and profitability.

Moreover, the deferred revenue that results from sales of our cloud offerings may prevent any deterioration in sales activity associated with our cloud offerings from becoming immediately observable in our consolidated statement of operations. This is in contrast to revenues associated with our software licenses arrangements, in which new software licenses revenues are generally recognized in full at the time of delivery of the related software licenses. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription period.

The stability and growth of our cloud related revenues depends on our ability to attract and retain on-going customers.

The revenue model for companies selling software services under the cloud model is to attract customers, retain such customers through the renewal of their periodic subscription contracts and encourage such customers to add additional agent seats and functionality.

Although the majority of our sales are generated through large enterprise customers, our cloud offerings are targeted also at small to medium businesses, which requires us to invest more sales efforts in that market segment, diverting our sales resources to a greater number of smaller transactions. In this market segment, we may also encounter greater unpredictability, resulting from the financial stability of customers that may be more vulnerable at times of economic downturn, all of which could negatively impact our results of operation.

As our industry matures, if our clients experience seasonal trends in their businesses or our competitors introduce lower costs and/or differentiated products or services that are perceived to compete favorably with our services, our ability to add new clients and renew, maintain or up-sell existing clients based on pricing, technology and functionality could be impaired.

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

We are dependent on third-party cloud computing platform providers, hosting facilities and service partners that may be difficult to replace.

We rely on computer hardware leased and software licensed from, as well as cloud computing platforms provided by, third parties in order to offer our services, including Platform as a Service provided by strategic partners, such as Amazon. These hardware, software and cloud computing platforms may not continue to provide competitive features and functionality, or may not be available at reasonable prices, on commercially reasonable terms or at all. Any loss of the right to use any of these hardware, software or cloud computing platforms could significantly impact our business, increase our expenses and otherwise result in delays in providing our services until equivalent technology is either developed by us, or, if available, is identified, obtained through purchase or license and integrated into our services. As we grow our business, we will continue to depend on both existing and new strategic relationships with such vendors. Our inability to establish and foster these relationships could adversely affect the development of our business, our growth and our results of operations.

If our security measures or those of our third party hosting facility providers, cloud computing platform providers, or third-party service partners are breached and unauthorized access is obtained to customers’ data, our data or our IT systems, our services may be perceived as not being secure, customers may stop using our services, and we may incur significant legal and financial exposure and liabilities.

Our services involve the storage and transmission of customers’ and their end users’ proprietary and other sensitive information, including financial information and other personally identifiable information. Security breaches could expose us to a risk of loss of this information, litigation and possible liability. While we have security measures in place, they may be breached as a result of third-party action, including intentional misconduct by computer hackers, employee error, malfeasance or otherwise and result in someone obtaining unauthorized access to our IT systems, our customers’ data or our data, including our intellectual property and other confidential business information.

In addition, some of our customers use our products to compile and analyze highly sensitive or confidential information. We may come into contact with such information or data when we perform service or maintenance functions for our customers. While we have internal policies and procedures for employees in connection with performing these functions, the perception or fact that any of our employees has improperly handled sensitive information of a customer or a customer’s end user could negatively affect our business.

Cyber security attacks are becoming increasingly sophisticated and in many cases may not be identified until a security breach actually occurs. If we fail to recognize and deal with such security attacks and threats and if we fail to update our products and solutions and prevent such threatened attacks in real time to protect our customers’ or other parties’ sensitive information, whether retained in our systems or by our customers using our products and services, our business and reputation will be harmed.

Third parties may attempt to breach our security measures or inappropriately take advantage of our solutions, including our SaaS and hosting services, through computer viruses, electronic break-ins and other disruptions. Additionally, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our customers’ data, our data or our systems. Furthermore, our customers may authorize third party technology providers to access their customer data, and some of our customers may not have adequate security measures in place to protect their data that is stored on our services. Because we do not control our customers or third-party technology providers, or the processing of such data by third-party technology providers, we cannot ensure the integrity or security of such transmissions or processing. Malicious third parties may also conduct attacks designed to temporarily deny customers access to our services. Any security breach could result in a loss of confidence in the security of our services, damage our reputation, negatively impact our future sales, disrupt our business and lead to legal liability.

While we maintain insurance coverage to protect us against a broad range of risks, including in relation to security breaches and cyber security attacks, we could still be subject to risks of losses that might be beyond the limits, or outside the scope, of coverage of our insurance and that may limit or prevent indemnification under our insurance policies. This potential insufficiency of insurance coverage could result in an adverse effect on our business, financial position, profit, and cash flows.

Defects or disruptions in our cloud-based services could impact demand for our services and subject us to substantial liability.

Cloud-based services may have errors or defects that could result in unanticipated downtime for our subscribers and harm to our reputation and our business. We have from time to time found defects in, and experienced disruptions to, our services, and new defects or disruptions may occur in the future. In addition, our customers may use our services in unanticipated ways that may cause a disruption in services for other customers attempting to access their data. As our customers use our services for important aspects of their business, any errors, defects, disruptions in service or other performance problems could harm our reputation and may damage our customers’ businesses. As a result, customers could elect to not renew our services or delay or withhold payment to us. We could also lose future sales or customers may make warranty or other claims against us, which may harm our business and adversely affect our results.

We currently serve our customers from third-party data center hosting facilities and cloud computing platform providers. Any damage to, or failure of, our systems generally could result in interruptions in our services. We have from time to time experienced interruptions in our services and such interruptions may occur again in the future. While we have security measures in place, they may be breached as a result of third-party action, including intentional misconduct by computer hackers, employee error, malfeasance or otherwise and result in someone obtaining unauthorized access to our or our third party vendors’ systems and infrastructure. This could result in interruptions in our services, which may cause us to issue credits or pay penalties, cause customers to terminate their subscriptions and adversely affect our attrition rates and our ability to attract new customers, all of which would reduce our revenues. Also, we may not be entitled to indemnification or to recuperate any such loss or damage from third party service providers, which may result in us bearing alone the burden of any such liability or losses.

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

Governments are adopting new laws and regulations addressing data privacy and the collection, processing, storage and use of personal information. In some cases, foreign data privacy laws and regulations, such as the European Union’s Data Protection Directive, and the country-specific laws and regulations that implement that directive, also govern the processing of personal information. These and other requirements could reduce demand for our services or restrict our ability to store and process data or, in some cases, impact our ability to offer some of our solutions and services in certain locations or our customers’ ability to deploy our solutions globally.

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

Our customers and potential customers conduct business in a variety of industries, including financial services and telecommunications. Regulators in certain industries have adopted and may in the future adopt regulations or interpretive positions regarding the use of cloud computing and other outsourced services. The costs of compliance with, and other burdens imposed by, industry-specific laws, regulations and interpretive positions may limit our customers’ use and adoption of our services and reduce overall demand for our services. Compliance with these regulations may also require us to devote greater resources to support certain customers, which may increase costs and lengthen sales cycles. For example, some financial services regulators have imposed guidelines for use of cloud computing services that mandate specific controls or require financial services enterprises to obtain regulatory approval prior to outsourcing certain functions. If we are unable to comply with these guidelines or controls, or if our customers are unable to obtain regulatory approval to use our services where required, our business may be harmed. If in the future we are unable to achieve or maintain industry specific certifications or other requirements or standards relevant to our customers, it may harm our business and adversely affect our results.

In some cases, industry-specific laws, regulations or interpretive positions may also apply directly to us as a service provider. Any failure or perceived failure by us to comply with such requirements could have an adverse impact on our business.

We may not be able to successfully execute our growth strategy.

Our strategy is to continue investing in, enhancing and securing our business and operations and growing our business, both organically and through acquisitions. Investments in, among other things, new markets, products, solutions, and technologies, research and development, infrastructure and systems, geographic expansion, and additional qualified and experienced personnel, are critical to achieving our growth strategy. Growth of our revenue depends on the success of all these factors, including our ability to capture market share, attract new clients, develop our strategic partnerships, introduce our solutions and services to new global markets, strengthen and improve our solutions through significant investments in research and developments and successfully consummate and integrate acquisitions. However, such investments and efforts may not be successful, and, even if successful, may negatively impact our short-term profitability. Furthermore, in the event of an acquisition, our profits may be reduced over the short-term with the objective of achieving long-term expansion or growth, which may involve risks. Additionally, the terms of the credit agreement (the “Credit Agreement”) that we entered into in connection with our senior secured credit facility (the “Credit Facility”) contains restrictions that could restrict our ability to make strategic acquisitions or investments.

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

We may require significant financing to complete an acquisition or investment, whether through bank loans, raising of debt or otherwise. In connection with our November 2016 acquisition of inContact, we incurred additional indebtedness pursuant to the Credit Facility and, through our wholly owned subsidiary Nice Systems, Inc. (“Nice Systems”), through the issuance of exchangeable senior notes (the “Notes”). In the future, we cannot assure you that such financing options will be available to us on reasonable terms, or at all. If we are not able to obtain the necessary financing, we may not be able to consummate a substantial acquisition or investment and execute our growth strategy. In addition, if we consummate one or more significant acquisitions in which the consideration consists, in whole or in part, of our ordinary shares or American Depositary Shares (“ADSs”) representing our ordinary shares, our shareholders may suffer immediate dilution of their interests in us or the value of their interests in us. Our shareholders may also suffer substantial dilution if we issue ADSs upon the conversion of the Notes.

Future acquisitions or investments may also require us to incur contingent liabilities, amortization expenses related to intangible assets and impairment of goodwill, any of which could have a material adverse effect on our operating results and financial condition. In addition, we may knowingly enter into an acquisition that will have a dilutive impact on our earnings per share.

We depend on a small number of significant customers.

We have a number of significant customers in each sector of our business, each of which could be material to a particular area of our business, including one customer that accounts for approximately five percent of our aggregate revenues in 2017.

There can be no assurance that we will be able to retain these key customers or that such customers will not cancel purchase orders, reschedule, or decrease their level of purchases. Loss, cancellation or deferral of business to such customers could have a material adverse effect on our business and operating results.

We depend on the stability of the financial services sector.

The financial services sector is our main industry vertical. If there is deterioration or a crisis in the economic and financial stability of financial institutions, as well as any change in rules and regulations that apply to this sector (such as deregulation in the area of compliance), customers in this sector, including our top tier customers, could fail to make payments to us, reduce spending or delay or postpone orders. This could have a material adverse effect on our sales to this sector and our results of operations.

If we are unable to develop or maintain our relationships with existing and new distributors and strategic partners, our business and financial results could be materially adversely affected.

We have agreements in place with many distributors, dealers and resellers to market and sell our products and services in addition to our direct sales force across all geographies in which we operate. In certain regions, such as Asia and Eastern Europe, we predominantly work through such partners. Our financial results could be materially adversely affected if our contracts with distribution channel partners or our other partners were terminated, if our relationship with our distribution channel partners or our other partners were to deteriorate, or if the financial condition of our distribution channel partners or our other partners were to weaken.

We believe that developing partnerships and strategic alliances, including through the implementation of our partnership programs, is an important factor in the successful marketing of our products and execution of our growth strategy. In some markets we have only recently started to develop a number of partnerships and strategic alliances. We may not be able to develop such partnerships or strategic alliances on terms that are favorable to us, if at all. Failure to develop such arrangements that are satisfactory to us may limit our ability to successfully market and sell products and may have a material adverse effect on our business and results of operations.

We leverage strategic relationships with third parties such as system integrators and technology and telephony providers. We also license technology from certain third parties. Certain of these license agreements permit either party to terminate all or a portion of the agreement without cause at any time.

As our market opportunities change and as we grow our business, our dependency on particular distribution channels and strategic partners may increase or we may need to create new strategic partnerships and alliances to address changing market needs. We may not be successful in maintaining, creating or expanding these channels and partnerships, which may negatively impact the development of our business, our growth, gross margins and results of operations. We may also develop dependency on certain strategic partners and vendors, and should we have to find alternatives in the market, our development efforts and business may be negatively impacted.

In addition, the execution of our growth strategy also depends on our ability to create new alliances and enter into strategic partnerships with certain market players and maintain those relationships. Even if we are able to enter into such alliances, it may be under terms that are not favorable to us, or we may not be able to realize the benefits that are anticipated through such alliances. If we are not successful at these efforts, we may lose sales opportunities, customers and market share, which may have a material adverse effect on our business and results of operations.

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

We depend on certain infrastructure vendors’ installation base for a portion of our new and recurring sales.

We sell some of our products, either directly or through our other distribution channels, to customers who use infrastructure of our distributors or of other vendors, or operate in their environment. To the extent that certain infrastructure vendors do not allow or support the integration of our products with their infrastructure or products, or use other means to prevent us from selling our products to such customers, we may experience a reduction in sales to these customers, which is broader than such infrastructure vendors’ direct business with us. This could impact our ability to attract new customers that use such infrastructure products or continue rendering maintenance services and other services and generate recurring sales to existing customers. As a result, we could lose customers and market share, which could have a material adverse effect on our business, financial condition, or results of operation.

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

We provide some of our services through computer hardware that we own and that is currently located in third-party web hosting co-location facilities maintained and operated in various locations globally. Our hosting providers do not guarantee that our customers’ access to our solutions will be uninterrupted, error-free or secure. Our operations depend on our providers’ ability to protect their and our systems in their facilities against damage or interruption from natural disasters, power or network connectivity failures, criminal acts and similar events. Our back-up computer hardware and systems may not have sufficient capacity to recover all data and services in the event of an outage occurring simultaneously at all facilities. In the event that our hosting facility arrangements were terminated, or there was a lapse of service or accidental or willful damage to such facilities, we could experience lengthy interruptions in our service as well as delays and/or additional expense in arranging new facilities and services. Any or all of these events could cause our customers to lose access to the services they are purchasing from us. In addition, the failure by our third-party hosting facilities to meet our capacity requirements could result in interruptions in our service or impede our ability to scale our operations.

Design and mechanical errors, spikes in usage volume and failure to follow system protocols and procedures could cause our systems to fail, resulting in interruptions in our customers’ service to their customers. Any interruptions or delays in our services, whether as a result of third-party error, our own error, natural disasters or security breaches, and whether accidental or willful, could harm our relationships with customers and our reputation. This in turn could cause a reduction in our revenue, subject us to liability, and cause us to issue credits or pay penalties or cause customers to fail to continue service, any of which could adversely affect our business, financial condition and results of operations. In the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur.

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

General Risks Relating to Our Offerings and Operations

We depend on the success of our recording solutions.

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

The trend of enterprise customers moving from voice to other means of communication with the enterprise (such as self-service, e-mail, instant messaging, social media and chat), may result in a reduction in the demand for our voice recording platform and applications. If such trend continues, and to the extent not mandated under applicable regulations, our customers may cease to record voice and switch to recording other means of communication. In addition, changes in regulations could reduce the need for recording, which would reduce the demand for our recording and platform. Any of the above may have a material adverse effect on our business, financial condition or results of operations.

The sale of advanced software applications and a multi-product offering requires significant resources and may also delay our recognition of revenues.

The sale of advanced software applications and multi-product offering is complex, and requires, among other things, customization and implementation, and is subject to a prolonged sale process. Therefore, the sale of advanced software applications and multi-product offering may impact the time we recognize the revenue from such orders. These factors could result in a delay in revenue recognition and materially adversely affect our results of operations.

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

Fluctuations in our results of operations may result from our ability to retain and increase sales to existing customers, attract new customers and satisfy our customers’ requirements, the timing and success of new product introductions and enhancements or product initiation by our competitors, the purchasing and budgeting cycles of our customers and general economic, industry and market conditions, amongst other factors.

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

We derive a substantial portion of our sales through indirect channels, making it more difficult for us to predict revenues because we depend partially on estimates of future sales provided by third parties. In addition, changes in our arrangements with our network of channel partners or in the products they offer, such as the introduction of new support programs for our customers, which combines support from our channel partners with back-end support from us, could affect the timing and volume of orders. Furthermore, our expense levels are based, in part, on our expectations as to future revenues. If our revenue levels are below expectations, our operating results are likely to be adversely affected, as most of our expenses are not variable in the short term.

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

In addition, due to our growth, or as a result of regular recruitment, we will be required to hire and integrate new employees. Recruiting and retaining qualified engineers and computer programmers to perform research and development and to commercialize our products, as well as qualified personnel to market and sell those products, are critical to our success. As of December 31, 2017, approximately 27% of our employees were devoted to research and product development and approximately 22% were devoted to marketing and sales. There can be no assurance that we will be able to successfully recruit and integrate new employees.

There is intense competition to recruit highly skilled employees in the technology industry. We have suffered from attrition in our workforce in previous years and we believe that such attrition will continue in the future. We may not be able to offer current and potential employees a compensation package that is satisfactory in order to keep them within our employment.

In certain locations in which we have development centers, the rate of attrition is high and could have a negative impact on our ability to retain our employees in such centers, timely develop our products and service our customers. In addition, the migration of development and other activities and functions to low-cost countries (such as India) may result in disruption to our business due to differing levels of employee knowledge, expertise and organizational and leadership skills, greater employee attrition and increased cost of retaining our most highly-skilled employees.

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

We integrate and utilize various third party software products as components of our products and solutions to enhance their functionality. Our business could be disrupted if functional versions of these software products were either no longer available to us or no longer made available to us on commercially reasonable terms. Also, in the event that any of these third party vendors is unable to meet our requirements in a timely manner or that our relationship with any such vendor is terminated, we may experience disruption in our business until an alternative source of supply can be obtained. Any disruption, or any other interruption in a vendor’s ability to provide components to us, could result in delays in making product deliveries or inability to deliver, which could have a material adverse effect on our business, financial condition and results of operations.

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

Further, as our products are used by our customers for important aspects of their business, such as compliance recording and operational risk management functions that are often critical to our clients and must adhere to certain rules and regulations, any errors or defects in, or other performance problems with, our products and services could hurt our reputation and may damage our customers’ business. If that occurs, we could lose future sales, our existing customers could elect not to renew, and we could potentially be subject to product liability claims. In particular, some of our customers, including financial institutions, may suffer significant damages as a result of a failure of our solutions to perform their functions. Although we attempt to limit any potential exposure through quality assurance programs, insurance and contractual terms, we cannot assure you that we will be able to eliminate or successfully limit our liability for any failure of our solutions. Any product liability insurance we carry may not be sufficient to cover our losses resulting from any such product liability claims. The successful assertion of one or more large product liability claims against us could have a material adverse effect on our results of operations and financial condition.

Risks Relating to Our Financial Condition

Our debt could adversely affect our financial condition and prevent us from fulfilling our obligations under our financing arrangements.

In connection with our November 2016 acquisition of inContact, we incurred indebtedness pursuant to the Credit Facility available to us under the Credit Agreement and through the issuance of the Notes. The debt incurred could have adverse consequences to our financial condition and business. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	make it more difficult for us to satisfy our other financial obligations;

•	make it more difficult for us to make strategic acquisitions;

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

The Credit Agreement imposes, and the terms of any future debt may impose, operating and other restrictions on us. Such restrictions limit or prohibit, among other things, our and our subsidiaries’ ability to incur or guarantee additional debt, pay dividends, repurchase or retire our equity interests or subordinated debt, transfer or sell our assets, make certain payments or investments and capital expenditures, create liens, engage in certain transactions with our affiliates and merge or consolidate with other companies.

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

The Notes will mature on January 15, 2024, unless earlier prepaid, redeemed or exchanged. In the event certain conditions are met during set periods, the conditional exchange feature of the Notes will be triggered, meaning that holders of Notes will be entitled at their option to exchange the Notes at any time during such specified periods. If one or more holders elect to exchange their Notes, we may elect to settle all or a portion of our exchange obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to exchange their Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital and adversely affect covenants under the Credit Agreement.

We face foreign exchange currency risks.

Exchange rate fluctuations affect our operations. We experience risks from fluctuations in the value of the NIS, EUR, GBP, INR and other currencies compared to the U.S. dollar, the functional currency in our financial statements. A significant portion of the expenses associated with our Israeli and Indian operations, including personnel and facilities related expenses, are incurred in NIS and INR, respectively, whereas most of our business and revenues are generated in dollars, and to a certain extent, in GBP, EUR and other currencies. If the value of the dollar decreases against these foreign currencies, our earnings may be negatively affected. As a result, we may experience an increase in the costs of our operations, as expressed in dollars, which could adversely affect our earnings.

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

As a global corporation, we are subject to income and other taxes in Israel, the United States and various foreign jurisdictions. Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses. Additionally, the amount of income taxes paid or accrued is subject to our interpretation of applicable laws in the jurisdictions in which we do business. From time to time, we are subject to income and other tax audits in various jurisdictions, the timing of which is unpredictable. While we believe we comply with applicable tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes. If we are assessed additional taxes, it could have a material adverse effect on our results of operations and financial condition.

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

The Organization for Economic Cooperation and Development (“OECD”) introduced the base erosion and profit shifting project in 2013, which set out a plan to address international taxation principles in a globalized, digitized business world. In November 2015, the G20 adopted the OECD’s published guidance on domestic legislation and administrative changes to address the plan’s action points. As a result of participant countries adopting the international tax policies set out under the plan, changes have been and continue to be made to numerous international tax principles, as well as national tax incentives, which could adversely affect our provision for income taxes.

The recent comprehensive tax reform in the United States could adversely affect our results of operations and financial condition.

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (the “U.S. Tax Reform”), a comprehensive tax legislation that includes significant changes to the taxation of business entities. These changes include, among others, (i) a permanent reduction to the corporate federal income tax rate, (ii) a partial limitation on the deductibility of business interest expense, (iii) a shift of the U.S. taxation of multinational corporations from a tax on worldwide income to a territorial system (along with certain rules designed to prevent erosion of the U.S. income tax base) and (iv) a one-time tax on accumulated offshore earnings held in cash and illiquid assets, with the latter taxed at a lower rate. We are in the process of assessing the overall impact of the U.S. Tax Reform on our business and financial condition. Currently such impact is not entirely clear, and it is possible that our assessment of our business, effective income tax rate and our profitability may be adversely affected as a result of tax regulations and guidance to this new legislation, which are anticipated to be provided by the regulators during the coming year.

We might recognize a loss with respect to our financial investments.

We invest most of our cash through a variety of financial investments. If the obligor of any of our financial investments defaults or undergoes reorganization in bankruptcy, we may lose a portion of such investment and our assets and income may decrease. In addition, a downturn in the credit markets or the downgrading of the credit rating of our investments could result in a reduction in the market value of our holdings and reduce the liquidity of our investments, which could require us to recognize a loss at the time of liquidation and would adversely affect our assets and income.

Changes in accounting principles, or interpretations thereof, could have a significant impact on our financial position and results of operations.

We prepare our Consolidated Financial Statements in accordance with U.S. GAAP. These principles are subject to interpretation by the Securities and Exchange Commission (the “SEC”) and various bodies formed to interpret and create appropriate accounting principles. A change in these principles can have a significant effect on our reported results and may even retroactively affect previously reported transactions. Additionally, the adoption of new or revised accounting principles may require that we make significant changes to our systems, processes and controls. Changes resulting from these new standards may result in materially different financial results and may require that we change how we process, analyze and report financial information and that we change financial reporting controls.

The accounting method for convertible debt securities that may be settled in cash, such as the Notes, may have a material effect on our reported financial results.

Under Accounting Standards Codification 470-20, Debt with Conversion and Other Options, an entity must separately account for the liability and equity components of convertible or exchangeable debt instruments (such as the Notes) that may be settled entirely or partially in cash upon exchange in a manner that reflects our economic interest cost. The effect of ASC 470-20 on the accounting for the Notes is that the equity component is required to be included in the additional paid-in capital section of shareholders’ equity on our consolidated balance sheet, and the value of the equity component would be treated as original issue discount for purposes of accounting for the debt component of the Notes. As a result, we will be required to record a greater amount of non-cash interest expense in current periods presented as a result of the amortization of the discounted carrying value of the Notes to their principal amount over the term of the Notes. We will report lower net income (or greater net loss) in our financial results because ASC 470-20 requires interest to include both the current period’s amortization of the debt discount and the instrument’s coupon interest, which could adversely affect our reported or future financial results.

In addition, convertible or exchangeable debt instruments (such as the Notes) that may be settled entirely or partly in cash are not required to be included in our diluted share count if we have the ability and intent to settle exchanges in cash. If we elect to settle such excess in ADSs, according to the treasury stock method, the transaction is accounted for in the diluted share count, as if the number of ADSs that would be necessary to settle such excess are deemed issued. We cannot be sure that we will be able to continue to demonstrate the ability or intent to settle exchanges in cash or that the accounting standards in the future will continue to permit the use of the treasury stock method. If we are unable to use the treasury stock method in accounting for the ADSs deliverable upon exchange of the Notes, our diluted earnings per share would be adversely affected.

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

Current and future accounting pronouncements and other financial reporting standards, might negatively impact our financial results.

We regularly monitor our compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to us. As a result of new standards, changes to existing standards and changes in their interpretation, we might be required to change our accounting policies.

This could lead to risks in the following areas, among others: not being able to react in a timely manner to new accounting pronouncements and financial reporting standards concerning revenue recognition (including the new ASC 606 guidance on revenue from contracts with customers that we will need to adopt in 2018) and unpredictable changes in interpretation of standards. Any one or more of these events could have an adverse effect on our business, financial position, and profit.

Risks Relating to Intellectual Property, Data Protection and Regulatory Environment

We may face risks relating to inadequate intellectual property protection and liability resulting from infringement by our products or solutions of third party proprietary rights.

Our success is dependent, to a significant extent, upon our proprietary technology. We currently hold 225 U.S. patents and 49 patents issued in additional countries covering substantially the same technology as the U.S. patents. We have over 64 patent applications pending in the United States and other countries. We rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure and non-competition agreements, as well as third party licenses to establish and protect the technology used in our systems. However, we cannot assure you that such measures will be adequate to protect our proprietary technology, that competitors will not develop products with features based upon, or otherwise similar to our systems, that third party licenses will be available to us or that we will prevail in any proceeding instituted by us in order to enjoin competitors from selling similar products. In most of the areas in which we operate, third parties also have patents which could be found applicable to our technology and products. Such third parties may include competitors, as well as large companies, which invest millions of dollars in their patent portfolios, regardless of their actual field of business. Although we believe that our products and solutions do not infringe upon the proprietary rights of third parties, we cannot assure you that one or more third parties will not make a contrary claim or that we will be successful in defending such claim.

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

Our business, results of operations and financial condition could be materially and adversely affected if laws, regulations or standards relating to our business and products, us or our employees (including labor laws and regulations) are constantly implemented or changed. Such implemented laws and regulations include requirements in the United States, Europe and other territories in relation to, data privacy and protection, anti-bribery and anti-corruption, import and export, labor, tax and environmental and social issues. It is expected that the current U.S. administration will promulgate new or amended or abolish regulations that may impact our customers’ business or our operations, such as the Dodd –Frank Act or consumer protection laws, and which may reduce the demand for our products and services and may adversely affect our results of operations.

From time to time, we may also operate pursuant to specific authorizations of, and commitments towards, U.S., Israeli, E.U. or other governmental authorities and agencies. While we make every effort to comply with such requirements, we cannot assure you that we will be fully successful in our efforts, and that our business will not be harmed. Failure to comply with such laws, regulations, authorizations and commitments could results in fines, damages, civil liability and criminal sanctions against us, our officers and our employees, prohibitions on the conduct of our business and damage to our reputation.

We believe there is a global trend toward adoption and enforcement of data privacy, information security and cyber related legislation and procedures. For example, on April 14, 2016, the European Parliament formally adopted the General Data Protection Regulation (the “GDPR”), which formally go into effect on May 25, 2018. The GDPR provides that companies must comply with certain standards regarding the protection of the personal data of their customers or risk significant financial penalties. Regulations or interpretive positions may be enforced specifically with respect to the use of SaaS, hosting and cloud-based services, as well as other outsourced services. Adoption of such legislation and regulations may require that we invest in the modification of our solutions to comply with such legislation and regulations, cause a reduction in the use of our solutions and services or subject ourselves or our customers to liability resulting from a breach of such regulations. If we are unable to comply with these specific requirements or guidelines, or privacy and information security legislation in general, it could materially adversely affect our business and results of operations.

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

In certain industries in which we operate, there may be regulations or guidelines for use of SaaS, hosting and cloud-based services that mandate specific controls or require enterprises to obtain certain approvals prior to outsourcing certain functions. In addition, we may be limited in our ability to transfer or outsource business to certain jurisdictions, and may be limited in our ability to undertake development activity in certain jurisdictions, which may impede on our efficiency and adversely affect our business results of operations.

Risks Relating to our Presence in Israel

We are subject to the political, economic and security conditions in Israel.

Our headquarters, primary research and development facilities, and a substantial percentage of our manufacturing capabilities, are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel, a number of armed conflicts have taken place, varying in degree and intensity. There have been ongoing hostilities between Israel and the Palestinians, including continuous rocket and missile attacks on certain areas of the country over the last couple of years. There can be no assurance that such attacks will not have an impact on our premises or major infrastructure and transport facilities in the country, which may have a material adverse effect on our ability to conduct business.

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

Some of our officers and employees are obligated to perform up to 36 days of annual military reserve duty, and in the event of a military conflict, these persons could be called to active duty at any time, for extended periods of time and on very short notice. The absence of a number of our officers and employees for significant periods could disrupt our operations and impact our business. We cannot assess the full impact of these obligations on our workforce or business if conditions should change.

It may be difficult to enforce a U.S. judgment against us and our officers and directors in Israel or the United States, or to serve process on our officers and directors.

Service of process upon us, our Israeli subsidiaries, our directors and officers, and the Israeli experts, if any, named in this annual report, most of whom reside outside the United States, may be difficult to obtain within the United States. Additionally, it may be difficult to enforce civil liabilities under U.S. federal securities law in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

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

We derive and expect to continue to derive significant benefits from various programs including Israeli tax benefits relating to our “Preferred Technology Enterprise” programs and certain grants from the National Association for Technology and Innovation (formerly known as the Office of the Chief Scientist of the Ministry of Economy) of the State of Israel (the “NATI”), for research and development.

To be eligible for tax benefits as a Preferred Technology Enterprise, we must continue to meet certain conditions. While we believe that we have met and continue to meet the conditions that entitle us to previously obtained Israeli tax benefits, there can be no assurance that the Israeli Tax Authorities will agree.

To be eligible for NATI-related grants and benefits, we must continue to meet certain conditions, including conducting the research, development, manufacturing of products developed with such NATI grants in Israel, and providing the NATI with an undertaking that the know-how to be funded, and any derivatives thereof, is wholly owned by us, upon its creation. In addition, we are prohibited from transferring to third parties the know-how developed with these grants without the prior approval of a governmental committee and, possibly, paying a fee. See Item 4, “Information on the Company—Research and Development” in this annual report, for additional information about NATI programs.

Moreover, we participated in the European Community Framework Program for Research, Technological Development and Demonstration, which funds and promotes research. Under these programs we had to comply with certain conditions. If it is apparent we failed to comply with these conditions, the benefits received could be canceled and we could be required to refund any payments previously received under these programs or pay additional amounts with respect to the grants received under these programs. Our last program under this Framework ended in August 2015.

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

Additionally, future exchanges of the Notes for ADSs, or the perception that these exchanges may occur, could reduce the market price of the ordinary shares or ADSs. This could also impair NICE’s abilities to raise additional capital through the sale of its securities.

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

We have not registered, and do not currently intend to register, the Notes, the ADSs into which the Notes are exchanged or exchangeable or the ordinary shares represented thereby. There are restrictions on Noteholders’ ability to transfer or resell the Notes, ADSs and the underlying ordinary shares.

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

Item 4.          Information on the Company.

Company Background

NICE was founded on September 28, 1986, as NICE Neptun Intelligent Computer Engineering Ltd., and on October 14, 1991 was renamed NICE-Systems Ltd. On June 6, 2016 we were renamed NICE Ltd., which is our legal and commercial name. NICE is a company limited by shares organized under the laws of the State of Israel. Our headquarters are located at 13 Zarchin Street, P.O. Box 690, Ra’anana 4310602, Israel (Tel. +972-9-775-3151). In the United States, our subsidiary, NICE Systems, Inc. is located at 221 River Street, Hoboken, New Jersey 07030.

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

About NICE

NICE is a global enterprise software leader providing solutions for the Customer Engagement and Financial Crime and Compliance markets. NICE’s solutions use advanced omnichannel analytics and automation based on an open cloud platform to improve customer experience as well as prevent financial crime.

NICE’s core mission is to empower organizations to act smarter and respond faster, both to provide superior customer service and to prevent financial crime. Our software is used by customer service organizations of enterprises of all sizes and verticals and by compliance and fraud prevention groups in financial institutions.

With an integrated cloud platform and advanced analytics solutions we help organizations understand their customers, engage their employees and improve their processes. Additionally, we help them predict needs and identify risks to create an excellent customer experience, prevent fraud and ensure compliance. These capabilities are enhanced through the utilization of advanced automation and artificial intelligence capabilities. Our most advanced solutions constantly improve by applying machine learning to cross-industry and cross-organizations data and by offering collective insights.

NICE is at the forefront of two industry transformations; the adoption of cloud platforms by enterprises and the shift by financial institutions to integrated risk management solutions for end-to-end financial crime prevention.

In both cases, our ability to deeply integrate analytics and automation and apply it across multiple data sources and workflows enables customers to achieve greater effectiveness and efficiency.

We rely on several key assets to drive our growth:

•          Our market-leading integrated open cloud platform and solutions for omnichannel routing, data capture, analytics, automation and artificial intelligence, many of which are protected by a broad array of patents.

•          Our ability to provide solutions that cover all market segments, from small to mid-sized business to large scale Fortune 100 enterprises.

•          Our extensive portfolio of applications as well as a large partner ecosystem allow NICE’s customers to benefit from a wide range of cloud solutions.

•          Our market leadership makes us a well-recognized brand, and creates top-of-mind awareness for our solutions in our areas of operation.

•          Our loyal customer base. Today, more than 25,000 organizations in over 150 countries, including 85 of the Fortune 100 companies, use NICE solutions.

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

•          Our access to data for improving our algorithms through machine learning and artificial intelligence, which relies on a combination of our extensive customer base, cloud-base deployments and domain expertise.

•          Our services, customer support and operations, which enable our customers to quickly enjoy the benefits of our solutions, with multiple deployment models in the cloud or on-premise throughout the world and support for full value realization and customer success.

We have established a leadership position in many of our areas of operation by offering comprehensive and innovative enterprise-grade platforms, solutions and technologies. Our customers, across multiple sizes and verticals, including banking, telecommunications, healthcare, insurance, retail, travel, gaming, public safety, state and local government, are benefiting from the tangible and practical business value that our solutions provide.

Business Overview

NICE is an industry leader operating in two main markets: Customer Engagement and Financial Crime and Compliance. NICE’s long-term strategy is to further strengthen its leadership position in these two market segments and further enhance its position in adjacent markets. During 2017, NICE continued to execute its long-term strategy through both innovation and acquisitions, enhancing our position as a leader in both markets.

 Customer Engagement

Organizations that serve consumers are challenged to provide high quality service that is responsive to consumers’ ever-changing needs across all touch points, and to differentiate themselves through efficient and effective customer experience. In addition, they have to find ways to leverage customer interactions and generate upsell opportunities. They need to accomplish these objectives while containing operational costs and adhering to regulations. NICE’s customer experience platform helps organizations address these challenges.

NICE is a global leader in the Customer Engagement market. Our platform and solutions serve thousands of organizations worldwide, providing a powerful combination of omnichannel routing in the cloud with workforce optimization (including recording and workforce management), analytics, automation and artificial intelligence capabilities. Our platform and solutions empower businesses to deliver consistent and personalized experience across the customer journey, optimize business performance and ensure compliance and are delivered both in the cloud as well as on-premise.

NICE serves contact centers, back office operations and retail branches, spanning multiple industries, including, banking, telecommunications, insurance, healthcare, business process outsourcing, government, utilities, travel, entertainment and e-commerce.

Our unified, enterprise-grade open cloud foundation supports contact centers of all sizes and geographic locations – from small single sites, to distributed remote agents, to global enterprises. The foundation is open and extensible, with over 250 Application Program Interfaces (APIs) and over 100 development partners.

Our smart omnichannel routing capabilities empower organizations to connect customer journeys across any channel to the right employee, provide a superior experience in the customer’s preferred channel, offer Interactive Voice Response (IVR) together with different channels consumers use today and be ready for future channels the organization wants to add.

Our advanced analytics solutions help organizations understand their customers, their employees and their processes to improve customer experience. Our solutions analyze both unstructured and structured data, coming from all touchpoints of the customer journey and data systems, allowing organizations to deliver the consistent and personalized experience that customers today expect, as well as improving operational efficiency, ensuring regulatory compliance and increasing revenues.

Our adaptive persona-based and analytics-driven approach for agent engagement and improvement allows organization to drive employee productivity and motivation. Our workforce optimizations solutions enable organizations to ensure that their employees are engaged, properly trained and in a position to provide the highest quality of service.

Our automation and artificial intelligence solutions streamline service delivery by releasing employees from the manual execution of repetitive processes and employing software robots to handle them, leading to reduced handle time and costs, improved response times and happier customers and employees.

Financial Crime and Compliance

Financial institutions are regularly challenged with prevention of fraud and money laundering, and compliance adherence. They have a common need for risk management solutions that will help them stay ahead of the evolving landscape of threats and efficiently adapt to changes in business and regulatory requirements.

Furthermore, many organizations that are not traditional financial institutions, including alternative payment platforms, cryptocurrency exchanges, gaming, fintech, etc. find themselves under similar threats and under increasing regulatory scrutiny and need to quickly adjust and ensure they adhere with those requirements.

NICE is a global leader in advanced analytics based applications to fight financial crime and ensure compliance. NICE provides organizations with proven capabilities for real-time and cross-channel fraud prevention, anti-money laundering, brokerage compliance and enterprise-wide case management. With this set of solutions, financial institutions can tighten risk controls, lower operational and information technology costs, enhance investigation efficiency and improve customer experience.

NICE serves the financial crime and compliance needs of hundreds of organizations, including many of the world’s top financial institutions, regulatory authorities and emerging fintech companies. Our solutions monitor millions of financial transactions daily, enabling organizations to mitigate the risk of financial crime, improve compliance and reduce operational costs.

Our open platform serves as an end-to-end financial crime and compliance solution, this allows our customers to use a unified platform instead of integrating multiple solutions, whether home-grown or from third party vendors. The NICE platform handles the entire process, including detection, investigation, remediation and reporting. Such integrated open platform allows our customers to improve detection, lower costs, keep tight control over their process and automate regulatory reporting.

Our recently introduced Autonomous Financial Crime capabilities, that incorporate artificial intelligence and robotic automation into our platform allows to further increase detection, reduce noise and automate many previously manual routine tasks.

Our Actimize Watch solution allows us to better protect financial institutions from criminal threats by leveraging the cloud and machine learning technologies. Each customer that subscribes to the cloud delivered service can tune their data, and any new threat pattern that is detected is shared with all other customers of the service. As such, Actimize Watch serves as an inoculation – protecting all organizations from an attack perpetrated against a specific organization.

Mid-size financial institutions are finding themselves under increased pressure to adopt compliance best practices. Our Essentials platform is a cloud-based financial crime and compliance solution that enables smaller organizations to enjoy the capabilities previously only afforded to large organizations.

We plan to continue to expand our addressable market by providing cloud solutions to smaller institutions and by expanding to non-traditional financial institutions. We also expand our value to our customers by leveraging artificial intelligence, the cloud and robotic automation which facilitate both better protection and significant cost reductions.

Industry and Technology Trends

Following are the key trends that are driving demand for our solutions:

•
Organizations are looking for open software platforms to be the foundation for their applications. Open platforms provide unified fully-integrated solutions that are all based on a shared framework of service, allowing for fast innovation, easy deployment, flexible functionality and an enhanced ecosystem of solution providers. Third party solutions can be easily added to extend the functionality of the platform to match a customer’s or industry specific needs.

•
Cloud adoption is accelerating and demand is expanding across segments. Cloud solutions have become the most popular way to achieve flexible and cost-effective deployment models for enterprise systems. These include SaaS, Contact Center as a Service (“CCaaS”), Infrastructure as a Service, Platform as a Service, and other cloud-based solutions. By using cloud solutions, customers of all sizes can scale their operation quickly and easily while paying only for the amount of resources they use. There are several market needs driving this trend, including the desire for business agility, the pressure to continually improve operational efficiency and innovate to reduce total cost of ownership (“TCO”) and to ease implementation complexity.

•
Consumers demand a holistic omnichannel experience that is effortless and consistent across all touchpoints. Consumers demand immediate, effortless, consistent and personalized experiences across all communication channels, including mobile apps, web, chat, SMS, social, and over the phone, with the least amount of effort. They easily and often traverse these channels, depending on their task, location, time-of-day or even progress within a certain process. They view all these channels as one, and organizations are expected to quickly adapt to the large variety of channels as well to view them in the same way their consumers do, offering a consistent experience across all touch points.

•
Analytics has become the main driver for improving customer experience. Organizations are increasingly adopting a customer-centric strategy to get better understanding of customer behaviors and gain insight into the omnichannel customer journey. Organizations are increasing the use of artificial intelligence empowered tools in order to achieve focused decisioning and real-time action solutions – being proactive instead of reactive and predictive/prescriptive instead of descriptive. Front and back office functions seek to employ analytics to better optimize their operations. These tools include, among others, cognitive engagement solutions, like interactive communications, predictive analytics and machine learning.

•
Process automation and machine learning are increasingly being used to automate financial investigation tasks where it may not be necessary to have human involvement. This frees up investigators from low value, high volume manual tasks so that they may better focus on more important and strategic tasks. This leads to better resource utilization, increased accuracy and productivity, and improved return on investment.

•
Companies are looking for ways to engage their employees in personalized and adaptive ways to improve workforce productivity and satisfaction. Contact center employees are heterogenic with different needs and requirement. These employees, especially those that belong to the “millennial” generation, expect organizations to hear their voice and engage them individually. Successfully engaging and motivating these employees in a personalized manner reduces attrition levels, hiring and on boarding efforts and improves the experience level of the team, resulting in an improved experience for the end customers.

•
Organizations look at Big Data technologies to analyze a wealth of information, derive new business insights and act in real time. Structured and unstructured data, from millions of omnichannel interactions and transactions, open up an opportunity to gain deep insight and human understanding, regarding customer and employee intentions and behavioral patterns. Organizations keep looking for ways to elevate their usage of Big Data and advance from glimpses of interactions and transactions to a meaningful understanding of behaviors, and to identify a customer’s underlying concerns. Furthermore, they strive to ensure compliance in real time, which is then translated into action and into providing the best solution and an accurate response.

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

•
Chat and conversational bots to contain and deflect calls and interactions into self-service. Companies are looking for new and advanced digital means to improve customer satisfaction. Further development of intelligent bots will improve operational processes, increase flexibility in customer interactions with the contact center, as well as decrease wait time while providing a personalized experience. This technology will allow the human workforce to focus on more complex added value services.

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

•
An integrated risk management platform is becoming more prevalent. The ever-expanding risk landscape and sophistication of financial criminals, as well as the need to keep costs in check, creates a growing need for a single view of financial crime-related risk, thereby allowing organizations to aggregate and analyze the different detection signals coming from throughout the financial services organization. Financial institutions are seeking a single platform that aggregates all such information from across the organization, with the capabilities to analyze it, act on it and present it in a single dashboard to both operations and executives.

Strategy

Strengthening our market leadership

We intend to solidify and increase our market-leading position by continuing to offer and expand our comprehensive portfolio of solutions and by leveraging several major industry trends:

•
The shift to the cloud – we provide a cloud offering for both Customer Engagement as well as for Financial Crime and Compliance. This allows us to provide a broader set of functionalities with the strength of our integrated offering.

•
Expanding our market share in the mid-market - our cloud platforms as well as our expanded partner network and our marketing and sales organizations allow us to reach and to serve smaller organizations in a more cost effective way than in the past, significantly enhancing our market opportunity

•
Adoption of artificial intelligence and automation – NICE expertise and technology in the domains of Machine Learning, Artificial Intelligence and Automation as well as our unique access to data to train these algorithms via our cloud offering, allows us to provide market leading solutions in these domains.

Our brand, global reach, financial resources, extensive domain expertise and ability to deliver solutions for large organizations, as well as small and mid-sized companies, will also contribute to increasing our market-leading position.

In 2017 we considerably enhanced our cloud offering through NICE inContact CXone™, the global leading cloud customer experience platform as well as NICE Actimize Essentials, our financial crime and compliance cloud offering. These offerings enable us to grow our value to our existing customers, as well as expand NICE’s reach to the mid-market and open up new opportunities in large enterprises, considerably increasing our addressable market size.

We plan to continue to develop our open cloud platforms, for both the Customer Engagement and Financial Crime markets, to enable unified integrated solutions that offer fast innovation and easy implementation. We also plan to continue to develop DevOne, our partners and developers ecosystem, and our advanced applications marketplace, CXExchange. These allow our customers to expand the functionality of CXOne™ to cover even more business needs.

In 2017 we also introduced Autonomous Financial Crime and Compliance – a platform that leverages big data, artificial intelligence and advanced automation. Autonomous Financial Crime and Compliance allows financial institutions that have been burdened by significant increases in compliance demands as well as an ever increasing rate of fraud attempts to automate many remedial tasks and to increase their detection rate, all leading to significant savings in operational cost.

We intend to drive additional growth by continuing to develop our direct relationships with customers, nurturing our partner ecosystem, and creating growth in each of our business areas. Additionally, we intend to lead in new product categories, as we introduce novel solutions and enter additional market segments.

Our products and technologies can provide value in markets that are adjacent to our existing markets, such as back office operations, alternative payment service providers, fintech, gaming and others. We plan to expand our market reach into such adjacencies, by adapting our products and leveraging technology as well as our customer relationships and brand to expand our addressable market.

Continuing to deliver more comprehensive solutions to our existing customers

One of our main assets is our customer base. We believe there are many opportunities to up-sell and cross-sell within our existing customer base. This includes increasing our customers’ exposure to the full breadth of our portfolio that we continue to enhance to provide our customers with new benefits by expanding the offering they already use and adding new products.

Continuing organic innovation and development, while also pursuing acquisitions

We intend to continue investing in innovation and development, and continue to augment our organic growth with additional acquisitions that will broaden our product and technology portfolio, expand our presence in selected verticals, adjacent markets and geographic areas, broaden our customer base, and increase our distribution channels.

Maximizing the synergetic potential across some of our businesses

A lot of our solutions are based on the same methodology of capturing and analyzing massive amounts of structured and unstructured data, providing real-time insight and driving process automation. Thus, an important pillar of our corporate strategy is to maximize the synergies and cooperation between our business areas, where possible.

We have already introduced several joint offerings and combined go-to-market efforts. We will continue leveraging our extensive complementary domain expertise, technological know-how, capabilities and development, in order to grow our business through additional cross-sell and up-sell opportunities. Moreover, this synergetic approach reflects a core NICE value of nurturing a corporate culture focused on delivering high-quality customer service.

Providing innovative, real-time analytics and machine learning and cross-channel solutions with significant impact for our customers’ businesses

Our solutions address the growing, unmet need to more accurately analyze and extract meaningful information from structured and unstructured data in real time, and to do so across multiple channels, in a wide variety of businesses and operational environments. We enable our customers to embed both real-time and offline analytics into their business processes, positively impacting these processes as they occur, which in turn has a positive impact on their businesses.

We plan to continue enhancing our capabilities in operationalizing Big Data with analytics, behavior prediction, decisioning and guidance. We also plan to continue enabling organizations to address the full lifecycle of interactions, transactions and events (i.e., before, during, and after they occur).

Offering a flexible business model

Our strategy is to offer our solutions in alignment with both on-premises and cloud-based enterprise software business models, adjusting our solutions to our clients’ changing needs.

In the on-premises model, customers purchase a license to use our software indefinitely, while also purchasing related professional services and annual software maintenance. We also offer some of our solutions under a term license, according to which customers purchase a license to use our software for a fixed period of time. Growth in maintenance revenues (which is primarily a result of high maintenance contract renewal rates, the growth of our on-premises client base and the increase in cloud sales) is driving an increase in our recurring revenue.

We offer our solutions in cloud-based models as well, providing our customers access to faster innovation, more flexibility as well as a lower TCO. Given the growing demand for these models, we’ve expanded our portfolio and penetrated the mid-market segment, as well as enabled our existing customers to broaden their use of our products. We intend to continue offering our solutions in a variety of models, which enables us to be flexible in effectively addressing our customers’ needs. This, in turn, will enable us to focus on growth and improving profitability.

An increase in the proportion of recurring revenue (both from recurring maintenance and cloud sales) out of our overall revenue mix is expected to provide increasingly predictable revenue streams.

Customer Engagement Business Strategy

Our strategy is to extend our market leading position in the customer engagement space, while continuing to expand beyond the contact center to the different customer experience channels and touch points with multiple delivery models. We intend to achieve this by providing solutions that focus on:

•
Offering a unified, open, cloud platform that combines omnichannel routing, IVR, self-service, customer journey analytics, adaptive WFO and automation: NICE inContact CXone™, a global leading cloud customer experience platform.

•	Offering solutions to all customer touchpoints, as well as solutions that benefit back office operations, retail branches, and self-service channels with the ability to easily connect future channels.

•
Offering our clients the possibility to extend our solutions through innovative third party solutions that they can self-select using our platform’s CXexchange application marketplace as part of our DEVone dedicated partner ecosystem for developers.

•	Leading cloud transformation across the entire Customer Engagement portfolio for all segments and regions to enhance flexibility, agility and lower TCO.

•	Providing a comprehensive suite of customer service essentials, from predictive omnichannel routing and WFO to advanced analytics based applications.

•
Transforming the workforce through Adaptive Workforce Optimization (Adaptive WFO), by creating and managing agent personas through enhancement of the employee experience and engagement, in order to drive their motivation and reduce attrition.

•	Infusing analytics into each and every element of customer engagement.

•
Leveraging artificial intelligence and advanced process automation technologies to automate customer engagement and to dramatically reduce routine employee activities, while using our advanced analytics to identify processes suitable for automation.

•	Analyzing individual customer journeys and operationalizing the insights extracted to create business value in real-time for customer experience stakeholders.

•
Capturing customer feedback across all touch points, driving specific insights and taking action to address the needs of Customer Experience Officers and other stakeholders in the marketing department in order to improve customer loyalty and satisfaction.

•	Extending Workforce Management functionality to proactively identify and solve staffing gaps, manage agent communication and adjust schedules.

Financial Crime and Compliance Business Strategy

We plan to continue to extend our market leading position by focusing on:

•	Delivering integrated financial crime and compliance solutions that help financial services organizations to identify issues faster and earlier.

•
Providing a new platform for Financial Crime and Compliance solutions with data and analytics agility, driving forward the Autonomous Financial Crime Management (AFCM) vision and our ability to cross sell solutions, leveraging Big Data, machine learning, advanced automation and other technologies to help customers reduce the cost of operations while increasing their adherence and capturing more crime.

•	Leveraging our cloud based platform Essentials to expand our market reach to mid-size banks and financial institutions.

•	Continuing to cross-sell and up-sell into our existing customer base around the world.

•	Continuing to focus on tier 1 and tier 2 clients by providing them with solutions to meet their needs via cloud and on-premise models.

•	Introducing cloud based solutions to monitor procurement, payments, and travel and expense data within organizations

•	Partnering with world-class consultancy and other firms to identify additional significant opportunities.

•	Increasingly selling holistic solutions, combining Financial Crime and Compliance offerings with Customer Engagement offerings.

•
Offering our solutions to verticals outside of the traditional financial services, such as gaming, energy, insurance, healthcare, industry regulators, government agencies, and alternative payments providers.

Our Solutions

I. Customer Engagement

Our Platform and Solutions’ Core Capabilities

Omnichannel Routing and IVR enables organizations to run their contact center in the cloud, and route contacts and interactions to ensure agents positively and productively interact with customers on any channel. Organizations gain business flexibility by quickly deploying agents anytime, anywhere for maximum operational flexibility and implementing routing and interactive voice, IVR and digital channel response changes in hours, not months.

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

Employee Engagement enables organizations to improve agent’s individual productivity, identify performance gaps, deliver targeted coaching, and effectively forecast workloads and schedule staff in an adaptive manner enabling intra-day scheduling. It fosters performance-driven operations and culture, leverages the power of advanced analytics, and embeds the voice of the customer into daily operations to engage employees.

 Customer Journey Solutions enable organizations to analyze the entire customer journey across various touchpoints, transactions and events. These solutions allow our customers to have a comprehensive view of customer intents and actions throughout their journey. They also leverage Big Data infrastructure and predictive analytics models to identify and sequence individual customer interactions across time and touch points, including calls, text, IVR, web, self-service and others. With this analysis, organizations can understand the context of each contact, uncover patterns, predict needs and personalize interactions in real time.

Advanced Process Automation provides organizations with a real-time decisioning engine that supports business decisions. The engine draws on business rules and predictive models to automate mundane manual tasks through process insights derived from analytics that are applied while interactions are taking place, for attended and unattended automation environments. This combination enables organizations to make the right decision during individual interactions and across a mass number of interactions, which in turn drives future next-best-action guidance through process automation.

Open Cloud Platform powers rapid innovation with an extensible enterprise-grade platform that scales securely, deploys quickly, and serves customers of all sizes globally. We guarantee industry-best availability and offer easy customization through RESTful APIs and our developer program, plus CXexchange marketplace for pre-built integrations from ecosystem partners. The combination of the above capabilities enables organizations to improve customer experience and achieve business and operational goals. Solutions are available individually or as an integrated whole.

Addressing Business and Operational Needs

1. Omnichannel Routing

Solution	Description
Automatic Contact Distributor and Interactive Voice Response
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

Customer Interaction Channels
Enable contact centers to service customers via any channel, with extensive routing options, consolidated reporting and a state-of-the-art agent interface. Channels include inbound and outbound voice, callback, voicemail, email, chat, text/SMS, Social Media and work items. Other channels, such as video, are implemented using work items.

2. Open Cloud Platform

Solution	Description
CRM Integrations
Provide pre-built CRM integrations, such as Salesforce, and empower agents to personalize omnichannel customer service. Provide seamless, bidirectional CRM integrations with the contact center that increase agent efficiency and independence by delivering a real-time 360-degree view of the customer.

UCaaS Integrations
Provide pre-built or partner-provided integration with Unified Communication tools that enables seamless collaboration between contact center agents and experts in their organization. This easy to deploy integration provides a single solution for formal and informal contact center agents.

Network and Voice Connectivity Solutions
Provide Voice as a Service network connectivity suite that delivers flexible and reliable telephony services built specifically for the contact center. Offering a full range of telephony options, with guaranteed voice quality. Through our partnership with a leading, independent 3rd party, proactive diagnostic tools and extensive telephony expertise we guarantee voice quality based on mean opinion score (MOS).

APIs	Empower organizations to customize and integrate their contact center with other business critical solutions to create the optimal customer service environment.

3. Compliance and Risk

Solution	Description
Compliance Omnichannel Recording
Proactively captures and retains all customer interactions across multiple touch points to help ensure compliance with government regulations, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), Security Exchange Commission Rule 17a-4, the Health Insurance Portability and Accountability Act, the Sarbanes–Oxley Act, the Payment Card Industry Data Security Standard, the Financial Services Authority and Medicare Improvements for Patients and Providers Act, the General Data Protection Regulation (GDPR) as well as with internal policies. Compliance Recording is also an invaluable tool to resolve disputes, perform investigations and verify sales, as well as provide redundancy and disaster recovery capabilities to meet business continuity requirements.

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

4. Operational Efficiency

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

Employee Engagement Management
Real-time analysis of understaffing and overstaffing combined with mobility and dynamic scheduling to facilitate agents with the flexibility required, while ensuring that a company's operational goals and KPIs are achieved. The application also allows self-management of schedules through an intuitive mobile application anytime, anywhere and on-the-go, allowing employees to perform sophisticated transactions like shift bidding and shift swaps, setting preferences, reporting absences, and receiving immediate confirmation;

Quality Central
Automates quality assurance processes and selection of calls for evaluation based on performance data. The solution facilitates root-cause evaluation, with easy drill down to interactions missing their Key Performance Indicator targets. Quality improvement is thus managed across voice, email, chat, and social media channels.

Nexidia Interaction Analytics
Analyzes large quantities of customer interactions across multiple channels in real time to identify hot topics and root causes quickly, and to produce actionable insights. These insights are then leveraged to improve processes, enhance customer experience, increase sales, reduce attrition, optimize marketing campaigns and reduce operational costs.

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

Desktop Automation
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

Desktop analytics
Monitors and collects data for every application log-in, screen navigation, mouse selection, field entry or any other activity that employees are performing on their desktop to analyze processes for weaknesses, measure concrete results and identify best practices.

5. Customer Experience

Solution	Description
Voice of the Customer
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

Customer Loyalty
Understands the business practices and behaviors that drive customer loyalty by calculating Net Promoter Score (NPS). Simplifies the customer experience, through methods such as quicker caller identification. Attracts new customers by offering an easier path to service than the competition. Statistically determines which business processes and agent behaviors have the greatest impact on customer behavior.

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

6. Sales Optimization

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

7. Public Safety Incident Debriefing and Investigation

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

8. Public Safety Emergency Response Optimization

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

NICE Inform
Helps emergency centers to effectively record, manage and derive valuable insights from today’s higher volume and variety of communications. It captures multimedia communications and helps manage, synchronize and put incidents into context – saving time, money and resources, while ensuring quality and compliance.

II. Financial Crime and Compliance

Our Solutions’ Core Capabilities

Autonomous Financial Crime Management (AFCM): By merging data, analytics and automation technologies, financial services organizations are able to improve detection, improve their operational efficiencies, and reduce costs. Raw data becomes actionable intelligence by applying machine learning, advanced analytics and automation. This innovative process will create a unique environment that more effectively addresses the challenges and pain points that financial services organizations are facing by allowing them to tailor their operations to lower costs and drive greater profitability, all while improving accuracy and throughput. Autonomous Financial Crime Management also allows organizations to configure which decisions to direct to human experts, supporting either semi-autonomous to fully autonomous operations.

Core platform: Financial Crime and Compliance solutions (also known as NICE Actimize solutions) share a single, flexible and scalable core platform that enables financial institutions, financial services providers, healthcare providers and gaming providers to expand the use of NICE’s solutions over time. This eases implementation and lowers total cost of ownership.

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

Robotic Process Automation (RPA)
Robotic Process Automation (RPA) includes attended robots that are digital assistants that live in the case manager on analysts’ desktops and collaborate with them as needed during the day. These robots can be used on demand – as for copying and pasting or navigating between systems and screens – to help analysts complete their evidence gathering processes and get to a decision point faster and more accurately. It also includes unattended robots which are a digital workforce, working 24/7 without human intervention. These robots can be used to fetch data from legacy systems and update enterprise systems so data is always in the right place when you need it. As no integrations are needed, implementations are faster and cheaper.

Quality Assurance
Actimize Quality Assurance helps risk & compliance teams create a truly closed-loop, end-to-end investigation process. With it, compliance and quality teams can collaborate in order to reduce re-opens, work more efficiently and lower risk.

Productivity Studio
Actimize Productivity Studio allows organizations to increase speed and efficiency, without compromising on accuracy. Teams are empowered to understand their productivity by seeing gaps and bottlenecks in their workflows, as well as patterns and trends in their activities.

Notifications & Attestations
With Actimize Notifications & Attestations, management and internal audit can gain oversight of their teams, ensuring everyone is aligned; teams can mitigate risk by lowering organizational and personal accountability risk; and finally, teams can improve their efficiency with quick access to all past and present notifications without leaving the case management platform.

Investigation Management	Actimize Investigation Management is an automation and discovery suite for investigators. The solution helps automate evidence gathering, so that more time is spent analyzing and assessing risks.

2. Anti-Money Laundering

Solution	Description
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

AML Essentials
A cloud-based offering that uses the same power and experience as our enterprise solutions, with coverage that includes Transaction Monitoring, Customer Due Diligence, and Sanctions Screening, offers rapid deployment and reduces overhead to make compliance easier and at a lower total cost of ownership.

Anti-Bribery & Corruption (ABC)
Anti-Bribery and Corruption is a cloud-based solution that provides ongoing monitoring of procurement, payments, and travel & expense data within organizations. Based upon two decades of transactional analytics experience, Actimize ABC analyzes transactions and behavior across the organization and the supply chain, for a real-time, up to date view of their bribery and corruption risk across business, geographic, vendor and customer lines.

3. Fraud Prevention

Solution	Description
ActimizeWatch
ActimizeWatch is a cloud-based managed services solution to optimize analytics. ActimizeWatch continuously monitors the transactional data for individual FIs to assess when analytics must be tuned, and leverages insights from a market-wide view to proactively optimize analytics for members of the service. ActimizeWatch uses machine learning analytics to assess cross-market transactional data, identify fraud patterns within individual organizations and across the market. ActimizeWatch proactively optimizes analytics using automation for quick delivery of implementation-ready models and features.

Fraud Essentials
A cloud-based offering that uses the same power and experience as our enterprise solutions. The Fraud Essentials solution serves as both a single and cross-channel solution for online banking and mobile banking channels. It can detect fraud perpetrated against enrollments, address or account-based bill payments, and inter-bank transactions such as wire, ACH, etc.

Card Fraud
Enables card issuers, acquirers and processors to detect fraudulent transactions, whether ATM, PIN, signature point-of-sale, or without a physical card. Market leading profile based behavioral analytics takes into account all available transaction, reference and location data to provide holistic coverage of card and account takeover. Solution includes the Actimize Digital & Mobile Wallet Fraud which protects customers from digital account takeover, and protects organizations from fraud liability and negative brand reputation. Monitors and protects a full range of wallet activity, including card/account provisioning, card present and not present purchases, person-to-person transfers, bill payments, and account-service events.
The Actimize Pre-Paid Card Fraud solution identifies and prevents fraud in the pre-paid sector. From ATM to point-of-sale (POS) and Card-Not-Present (CNP), all transactions can be identified, interdicted on and alerted in real time.

Payment Gateway Protection
Actimize’s Payment Gateway Protection solution provides real-time fraud monitoring for all payments transactions before they leave the banking environment to travel onto payment rails, as well as monitoring of inbound transactions. The solution applies payment level analytics that seek out anomalies in transaction patterns and flows without need for channel data.

Omni-channel Protection for Retail
Provides end-to-end protection against account takeover from online, mobile, IVR, and contact center transactions. Unique industry-leading analytic models accurately detect anomalies and patterns in real time, and Actimize open analytics offer the flexibility to develop in-house models and strategies. A central “risk hub” enables the sharing of internal and third-party data from multiple channels for fraud and cyber detection, operations, and investigations. By accurately and efficiently coordinating customer lifetime value, transaction amounts and service history, the solution optimizes fraud prevention by offering greater insight into cross-channel authentication and facilitates interdiction strategies.

Omni-Channel Protection for Commercial/Wholesale
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

Authentication-IQ
Manages multiple authentication methods and risk-based decisions by creating a complete customer profile, based on historical authentication activity, account servicing, and transactional behavior which is then used to identify suspicious behavior at log-in or throughout a session, producing real-time actionable risk scores. In addition, the solution manages the process of step up authentication, choosing the appropriate method, producing alerts and enabling real-time interdiction. Finally, it provides alert and case management in a unified context to prioritize investigations and optimize workflow across the enterprise.

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

Markets Surveillance Cloud (MSC)
Actimize Markets Surveillance Cloud (MSC) is a turnkey solution that effectively detects market manipulation and reduces false positives by enabling firms to create rules and tailor alert thresholds based on their trading activity.

Holistic Surveillance
Actimize Holistic Surveillance view puts the pieces together and NICE Actimize Holistic Surveillance allows a holistic view across both trade and communications data, proactively analyzing all trading interactions, while monitoring the full trade life cycle in conjunction with relevant news events.

Holistic Behavioral Analytics
Actimize Holistic Behavioral Analytics enables sell side, buy side, and retail brokerage firms to easily pinpoint individuals whose actions are putting their firms at risk. The solution does this by analyzing a wide range of data and identifying deviations from normal behavior. In addition, Actimize Holistic Behavioral Analytics is the natural complement to traditional analytics, allowing you to cover both sides of compliance — known and hidden threats.

Trade Reconstruction	Trade Reconstruction dramatically simplifies the reconstruction of a trade by normalizing, analyzing, indexing and correlating data across structured and unstructured data sources.

Strategic Alliances

We sell our solutions and products worldwide, both directly to customers and indirectly through selected partners to better serve our global customers. We partner with companies in a variety of sales channels, including service providers, system integrators, consulting firms, distributors, value-added resellers and complimentary technology vendors. These partners form a vital network for selling and supporting our solutions and products. We have established a business partner program, which provides full support and a broad portfolio of sales tools to help our partners promote the NICE offerings, helping to drive mutual revenue growth and success.

We also have strategic technology partnerships in place to ensure full integration with NICE’s offerings, delivering value added capabilities that address a variety of technology environments. Our DEVone program allows third party software providers to integrate with our platform and extend its functionality. We currently have over 100 DEVone partners.

The following is a partial list of our main partners, some of which we cooperate with across all of our businesses, while others are only involved in a portion of our initiatives: Accenture, Bain, Boston Consulting Group, Cisco, Cognizant, ConvergeOne, Deloitte, Fuze, IBM, Infosys, IPC, Motorola, PWC, RingCentral, Salesforce.com, Servion, Tata Consulting Services and Verizon.

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

Business Consulting promotes customer success through Value Realization Services (VRS) targeted to improve business operations, by leveraging and integrating NICE solutions into the customer’s daily practices. This global consulting team consists of industry experts who have accumulated a broad portfolio of best practices and honed domain expertise, with extensive experience in implementing vertical market solutions for many industries. Their focus on continuous value realization helps our customers accelerate return on investment, increase revenue and minimize business costs.

Managed Services empowers organizations to meet short term objectives, such as lowering handle time or improving sales rates, along with achieving long term goals such as customer retention. Our team of experienced practitioners work with customers, guiding the process of collecting interactions, prioritizing subjects to study, conducting analysis and most importantly, developing plans that put the results of the analysis into action.

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

Cloud Services ensure that solutions hosted in the NICE cloud run optimally, maximizing availability, performance and quality while ensuring the security of customer information. This is done by use of very sophisticated proprietary utilities and automations that perform in a proactive manner allowing the means to avoid impacting customer and business interruption. This includes: NICE Cloud Services Operations, running our Hosting Centers as well as our newly launched AWS Global Regions; a mature DevOps team who design and develop the utilities and automations while working with our product development teams to optimize our solutions for the cloud environment, and the 7X24 Cloud Application Support teams that monitor and manage the solutions for our customers, ensuring world class up-time, performance, scalability and security.

Customer Support and Maintenance responds to customer requests for support on a 24/7 basis, using advanced tools and methodologies. NICE offers flexible service level agreements to meet our customers’ needs. Our solutions are generally sold with a warranty for repairs of hardware and software defects or malfunctions. Software maintenance includes an enhancement program with (in the majority of cases) an ongoing delivery of “like-for-like” upgrade releases, service packs and hot fixes. NICE also offers a Technical Account Management service or TAM. The TAM is a designated manager responsible for escalation management and overall customer care services.

•	Proactive Maintenance addresses issues before they can significantly impact our customers’ businesses. These offerings include:

•
Advanced Services – Technical experts perform system-level audits to ensure ongoing compliance with operational specifications as well as specific product customizations tailored to the requirements of the customer.

•	Application Performance Services – A 24/7 function that proactively monitors NICE-hosted and customer-premise environments with triage, resolution and escalation of system alarms.

•
Managed Technical Services (Technical & Operation) – NICE offers a suite of managed technical & operation services that enable the customer to fully outsource all necessary responsibilities & functions required in order to manage the NICE solutions. This service includes: dedicated onsite and remote support engineers, system management, system operation, updates and upgrades.

Manufacturing and Source of Supplies

The vast majority of our solutions is software-based and is deployed by customers on standard commercial servers.

There is a small portion of our products that have certain hardware elements that are based primarily on standard commercial off-the-shelf components and utilize proprietary in-house developed circuit cards and algorithms, digital processing techniques and software. These products are IT-grade compatible.

We manufacture those of our products that contain hardware elements through subcontractors. Our manufacturers provide us with turnkey manufacturing solutions including order receipt, purchasing, manufacturing, testing, configuration, inventory management and delivery to customers for all of our product lines. NICE is entitled to, and exercises, various control mechanisms and supervision over the entire production process. In addition, the manufacturer of a significant portion of such products, which is a subsidiary of a global electronics manufacturing service provider, is obligated to ensure the readiness of a back-up site in the event that the main production site is unable to operate as required. We believe these outsourcing agreements provide us with a number of cost advantages due to such manufacturer's large-scale purchasing power and greater supply chain flexibility.

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

We have qualified for and received the ISO-9001:2008 quality management for all of our products, as well as the ISO 27001:2013 information security management and ISO 14001:2015 environmental management certifications.

Research and Development

We believe that the development of new products and the enhancement of existing products are essential to our future success. Therefore, we intend to continue to devote substantial resources to research and new product development, and to continuously improve our systems and design processes in order to reduce the cost of our products. Our research and development efforts have been financed through our internal funds and through some programs sponsored through the government of Israel and the European community. We believe our research and development effort has been an important factor in establishing and maintaining our competitive position. Gross expenditures on research and development in 2015, 2016 and 2017 were approximately $132.0 million, $151.7 million, and $211.4 million respectively, of which approximately $2.1 million, $1.7 million, and $2.4 million, respectively, were derived from third-party funding, and $1.4 million, $8.5 million, and $27.9 million, respectively, were capitalized software development costs.

In 2017, we were qualified to participate in seven programs funded by the Israeli NATI to develop generic technology relevant to the development of our products. Such programs are approved pursuant to the Law for the Encouragement of Industrial Research and Development, 1984 (the “Research and Development Law”), and the regulations promulgated thereunder. We were eligible to receive grants constituting between 40% and 66% of certain research and development expenses relating to these programs. Some of these programs were approved as programs for companies with large research and development activities and some of these programs are in the form of membership in certain Magnet consortiums. Accordingly, the grants under these programs are not required to be repaid by way of royalties. However, the restrictions of the Research and Development Law described below apply to these programs. In 2015, 2016 and 2017 we received a total of $2.1 million, $1.3 million, and $2.1 million from the NATI programs, respectively.

The Research and Development Law generally requires that the product incorporating know-how developed under an NATI-funded program be manufactured in Israel. However, upon the approval of the NATI (or notification in the event set forth below, as the case may be), some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased, which increase might be up to 300% of the grant (depending on the portion of the total manufacturing volume that is performed outside of Israel). Following notification (rather than approval) to the NATI (and provided the NATI did not object), up to 10% of the grant recipient’s approved Israeli manufacturing volume, measured on an aggregate basis, may be transferred out of Israel, subject to payment of the increased royalties referenced above.

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

The Research and Development Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient, its controlling shareholders and non-Israeli interested parties to notify the NATI of any change in control of the recipient, or a change in the holdings of the means of control of the recipient that results in becoming an interested party directly in the recipient. Further, if the interested party is non-Israeli, requires the party to undertake to the NATI to comply with the Research and Development Law. In addition, the rules of the NATI may require prior approval of the NATI or additional information or representations in respect of certain of such events. Furthermore, the Research and Development Law imposes reporting requirements in the event that proceedings commence against the grant recipient, including under certain applicable liquidation, receivership or debtor's relief law or in the event that special officers, such as a receiver or liquidator, are appointed to the grant recipient.

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

        We currently hold 225 U.S. patents and 49 patents issued in additional countries covering substantially the same technology as the U.S. patents. We have over 64 patent applications pending in the United States and other countries. We believe that the improvement of existing products and the development of new products are important in establishing and maintaining a competitive advantage. We believe that the value of our products is dependent upon our proprietary software and hardware continuing to be “trade secrets” or subject to copyright or patent protection. We generally enter into non-disclosure and non-compete agreements with our employees and subcontractors. However, there can be no assurance that such measures will protect our technology, or that others will not develop a similar technology or use technology in products competitive with those offered by us. In most of the areas in which we operate, third parties also have patents which could be found applicable to our technology and products. Such third parties may include competitors, as well as large companies, which invest millions of dollars in their patent portfolios, regardless of their actual field of business. Although we believe that our products do not infringe upon the proprietary rights of third parties, there can be no assurance that one or more third parties will not make a contrary claim or that we will be successful in defending such claim.

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

          We own the following trademarks and/or registered trademarks in different countries: Actimize, Actimize logo, NICE Adaptive WFO, NICE WFM, NICE Voice of the Customer, NICE Work Force Management, NICE Incentive Compensation, NICE Real Time Solutions, NICE Trading Recording, NICE Uptivity, NICE Air, NICE Communication Surveillance, Customer Engagement Analytics, Decisive Moment, Fizzback, IEX, inContact, inContact Logo, NICE inContact, Insight from Interactions, Intent. Insight. Impact., Last Message Replay, Mirra, NICE, NICE Analyzer, NICE Engage, NICE Engage Platform, NICE Interaction Management, NICE Sentinel, NICE Inform, NICE Inform Lite, NICE Performance Compliance, NICE Inform Media Player, NICE Inform Verify, NICE Logo, NICE Perform, NICE Incentive Compensation Management, NICE Real Time Solutions, NICE Trading Recording, NICE Proactive Compliance, NICE Seamless, NICE Security Recording, NICE SmartCenter, NICE, NiceLog, Nexidia, Nexidia ((!)) Logo, Nexidia Interaction Analytics, Nexidia Advanced Interaction Analytics, Nexidia Search Grid, Neural Phonetic Speech Analytics, Own the Decisive Moment, Scenario Replay, Syfact, Syfact Investigator, TotalView, inContact Cloud Center Solutions, Supervisor on-the-go, VAAS, Voice as a Service, Personal Connection, InTouch, Echo, inCloud, CXone, CXone Logo, NICE inContact CXone, NICE Perform Compliance, NICE Performance Management, inContact Automatic Contact Distributor, inContact Personal Connection, inContact Interactive Voice Response and inContact Work Force Management.

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

Regulation

Data Privacy and Cyber-Related Security Restrictions

We are subject to applicable data privacy and cyber-related security restrictions in countries in which our customers and their end-users are located, specifically in relation to our SaaS, hosting and cloud-based services, as well as other outsourced services, including the United States, Israel and the European Union. For example, on April 14, 2016, the European Parliament formally adopted the General Data Protection Regulation, which formally goes into effect on May 25, 2018. In the event we do not comply with such data privacy and cyber-related security restrictions, we may be subject to significant financial penalties.

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

European Environmental Regulations

Our European activities require us to comply with Directive 2002/95/EC of the European Parliament on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, and Directive 2011/65/EU of the European Parliament on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (together “RoHS”). RoHS provides, among other things, that producers of electrical and electronic equipment may not place new equipment containing certain materials, in amounts exceeding certain maximum concentration values, on the market in the European Union. We are also required to comply with the European Community Regulation on chemicals and their safe use (EC 1907/2006) that deals with the Registration, Evaluation, Authorization and Restriction of Chemical substances (“REACH”, SVHC-173), which requires producers to manage the risks from chemicals used in their products and to provide safety information on the substances found in their products.

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

Competition

We believe that our solutions have several competitive advantages (as set forth above in “Our Solutions” section in this Item 4 – “Business Overview”) as well as their scale, performance and accuracy, comprehensiveness of solutions and broad functionality.

We are leaders in the Customer Engagement space. We compete against WFO players such as Aspect, Calabrio, Genesys and Verint. In the CCaaS market, which is a part of the Contact Center Infrastructure market that is still mainly held by traditional on-premises players, we compete against Amazon Connect, Avaya, Five9 and Genesys, as well as other niche vendors. We also compete against certain cloud communications vendors (UCaaS), such as 8x8, which offer basic CCaaS capabilities. In addition, we are seeing some CRM companies that provide a subset functionality of our broader offerings.

We are leaders in the Financial Crime and Compliance space. We compete against niche vendors that provide one subset of functionality to protect against a specific risk and against vendors that provide a more comprehensive offering. Such vendors include BAE Systems, FICO, NASDAQ Smarts, Oracle and SAS Institute.

Organizational Structure

The following is a list of our significant subsidiaries, including the name and country of incorporation or residence. Each of our significant subsidiaries is wholly-owned by us.

Name of Subsidiary	Country of Incorporation or Residence
Nice Systems Australia PTY Ltd.	Australia
NICE Systems Technologies Brasil LTDA	Brazil
NICE Systems Canada Ltd.	Canada
Nice Systems China Ltd.	China
Nice France S.A.R.L.	France
NICE Systems GmbH	Germany
NICE APAC Ltd.	Hong Kong
NICE Systems Kft	Hungary
Nice Interactive Solutions India Private Ltd.	India
Nice Technologies Ltd.	Ireland
Actimize Ltd.	Israel
Nice Japan Ltd.	Japan
NICE Technologies Mexico S.R.L.	Mexico
NICE Netherlands B.V.	Netherlands
Nice Systems (Singapore) Pte. Ltd.	Singapore
Nice Switzerland AG	Switzerland
Actimize UK Limited	United Kingdom
NICE Systems Technologies UK Limited	United Kingdom
NICE Systems UK Ltd.	United Kingdom
Actimize Inc.	United States
Nice Systems Inc.	United States
Nice Systems Latin America, Inc.	United States
Nice Systems Technologies Inc.	United States
Nexidia Inc.	United States
inContact Inc.	United States
inContact Bolivia S.R.L.	Bolivia
inContact Philippines Inc.	Philippines

Property, Plants and Equipment

Our executive offices and engineering, research and development operations are located in North Ra’anana, Israel. The offices occupy approximately 242,000 square feet, with an annual rent and maintenance fee of approximately $9.1 million in 2018 and thereafter, paid in NIS and linked to the Israeli consumer price index. The lease for these offices in our Northern Ra’anana facilities will expire in October 2022.

We have leased various other offices and facilities in several other countries. Our headquarters in each region consist of the following facilities:

•
Our North American headquarters in Hoboken, New Jersey, occupies approximately 60,000 square feet. We consolidated our North American locations into this one office location in November 2016, and we sub-leased our two former facilities in New Jersey and New York for the remainder of their respective lease terms through 2023 and 2021, respectively;

•	Our EMEA headquarters in London, occupies approximately 22,500 square feet (of which 5,543 square feet are sub-leased for a term ending in 2023), and includes an office space and lab; and

•	Our APAC headquarters in Singapore occupies approximately 8,000 square feet and is used as office space.

We also have additional material leased facilities, consisting of the following:

•	Our Americas facilities located in –

o	Salt Lake City, Utah – an office that occupies approximately 128,000 square feet and includes office space and training facilities;

o	Atlanta, Georgia – two offices that occupy together approximately 40,000 square feet and are used as office space and a lab; and

o	Additional offices are located in Colorado, Texas, Ohio and California.

•
Our APAC facilities are located in Pune, India - occupies approximately 108,000 square feet and includes a research and development and service center. There are also additional APAC offices located in Bangalore, Manila, Hong Kong and Tokyo.

We believe that our existing facilities are adequate to meet our current needs and substantially adequate to meet our foreseeable future needs.

Item 4A.  Unresolved Staff Comments.

 None.

Item 5.     Operating and Financial Review and Prospects.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the related notes and other financial information included elsewhere in this annual report. This discussion contains certain forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, including those set forth under Item 3, “Key Information - Risk Factors” and elsewhere in this annual report, our actual results may differ materially from those anticipated in these forward-looking statements. For more information about forward-looking statements, see the “Preliminary Note” that precedes the Table of Contents of this annual report.

Overview

NICE is a global enterprise software leader providing solutions for the Customer Engagement and Financial Crime and Compliance markets. NICE’s solutions use advanced omnichannel analytics and automation based on an open cloud platform to improve customer experience as well as prevent financial crime.

NICE’s core mission is to empower organizations to act smarter and respond faster both to provide superior customer service and to prevent financial crime. Our software is used by customer service organizations of enterprises of all sizes and verticals and by compliance and fraud prevention groups in financial institutions.

With an integrated cloud platform and advanced analytics solutions we help organizations understand their customers, engage their employees and improve their processes. Additionally, we help them predict needs and identify risks to create an excellent customer experience, prevent fraud and ensure compliance. These capabilities are enhanced through the utilization of advanced automation and artificial intelligence capabilities. Our software constantly improves by offering collective insights and some of our newer software offerings apply machine learning to cross-industry and cross-organizations data and by offering collective insights.

NICE is at the forefront of two industry transformations; the adoption of cloud platforms by enterprises and the shift by financial institutions to integrated risk management solutions for end-to-end financial crime prevention.

In both cases, our ability to deeply integrate analytics and automation and apply it across multiple data sources and workflows enables customers to achieve greater effectiveness and efficiency.

We rely on several key assets to drive our growth:

•          Our market-leading integrated open cloud platform and solutions for omnichannel routing, data capture, analytics, automation and artificial intelligence, many of which are protected by a broad array of patents.

•          Our ability to provide solutions that cover all market segments, from small to mid-sized business to large scale Fortune 100 enterprises.

•          Our extensive portfolio of applications as well as a large partner ecosystem allow NICE’s customers to benefit from a wide range of cloud solutions.

•          Our market leadership makes us a well-recognized brand, and creates top-of-mind awareness for our solutions in our areas of operation.

•          Our loyal customer base. Today, more than 25,000 organizations in over 150 countries, including 85 of the Fortune 100 companies, use NICE solutions.

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

•          Our access to data for improving our algorithms through machine learning and artificial intelligence, which relies on a combination of our extensive customer base, cloud-base deployments and domain expertise.

•          Our services, customer support and operations, which enable our customers to quickly enjoy the benefits of our solutions, with multiple deployment models in the cloud or on-premise throughout the world and support for full value realization and customer success.

We have established a leadership position in many of our areas of operation by offering comprehensive and innovative enterprise-grade platforms, solutions and technologies. Our customers, across all sizes and verticals, including banking, telecommunications, healthcare, insurance, retail, travel, gaming, public safety, state and local government and more, are benefiting from the tangible and practical business value that our solutions provide.

Recent Acquisitions

The following acquisitions were accounted for by the acquisition method of accounting, and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values. The results of operations related to each acquisition are included in our consolidated statement of income from the date of acquisition. On November 14, 2016, we completed the acquisition of inContact, a leading provider of cloud contact center software and agent optimization tools. We acquired inContact for total consideration of approximately $1 billion in cash. The acquisition enables us to offer a fully integrated and complete cloud contact center where companies can interact with customers. The acquisition enabled the two market leaders to join forces and provide the industry’s first fully integrated and complete cloud contact center solution suite.

On March 22, 2016, we completed the acquisition of Nexidia, a leading provider of advanced customer analytics. We acquired Nexidia for total consideration of approximately $135 million in cash. The acquisition allows us to offer a combined offering, featuring a best-in-class, analytics-based solution with accuracy, scalability and performance, enabling organizations to expand their analytics usage in critical business use cases.

On March 11, 2016, we completed the acquisition of Voiceprint International, Inc. (“VPI”), a provider of workforce optimization software and services for enterprises, contact centers, first responders and trading floors. We acquired VPI for total consideration of approximately $21.7 million in cash.

In addition, from time to time we complete acquisitions and investments that are not considered material to our business and operations. During 2017, we completed two acquisitions for a total consideration of approximately $77 million in cash. For additional information see Note 1b to our Consolidated Financial Statements included elsewhere in this annual report.

Discontinued Operations

In September 2015, we completed the sale of our Physical Security operation to Battery Ventures for total consideration of $92.5 million, compromised of $74.6 million in cash, notes of $2.9 million and up to $15.0 million earn out based on future business performance. Through the Physical Security operation we previously provided video surveillance technologies and capabilities to security-aware organizations. We previously accounted for the Physical Security operation under the Security Solution segment.

In July 2015, we completed the sale of our Cyber and Intelligence operation to Elbit Systems and one of its subsidiaries (together, “Elbit”) for total consideration of $151.6 million, compromised of $111.6 million in cash and $40.0 million in earn out based on future business performance conditions, which were not met. In 2016, Elbit made certain claims in relation to the transaction in accordance with the procedures set in the acquisition agreement between the parties, which the parties settled in December 2016. Pursuant to such settlement, we recorded additional expenses in 2016 and a final net working capital price adjustment. Under the settlement agreement, we also agreed to reduce the earnout by $4.0 million. We previously accounted for the Cyber and Intelligence operation under the Security Solution segment.

Following the sale of these two operations, we have classified their results of operations (including the gain on their disposal) and their assets and liabilities as discontinued operations in accordance with ASC 205-20, “Presentation of Financial Statements - Discontinued Operations”.

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

Critical Accounting Policies

The preparation of the Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Management believes that the significant accounting policies, which affect its more significant judgments and estimates used in the preparation of the Consolidated Financial Statements, and those that are the most critical to aid in fully understanding and evaluating our reported results, include the following:

•	Revenue recognition;

•	Impairment of long-lived assets;

•	Income taxes;

•	Legal contingencies;

•	Business combination;

•	Stock-based compensation;

•	Marketable securities;

•	Fair value of financial instruments; and

•	Exchangeable senior notes.

Revenue Recognition. We generate revenues from sales of software products, services and cloud, which include software license, SaaS and network connectivity, hosting, support and maintenance, implementation, configuration, project management, consulting, training as well as hardware sales. We sell our products directly through our sales force and indirectly through a global network of distributors, system integrators and strategic partners, all of whom are considered end-users.

The basis for our software revenue recognition is substantially governed by the accounting guidance contained in ASC 985-605, “Software-Revenue Recognition“. Revenues from sales of our software products are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable. Revenues from maintenance and professional services are recognized ratably over the contractual period and as services are performed, respectively. In transactions where a customer's contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or as the acceptance provision has lapsed.

For multiple element arrangements within the scope of software revenue recognition guidance, revenues are allocated to the different elements in the arrangement under the "residual method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, we defer revenue for the fair value of its undelivered elements and recognize revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement when the basic criteria in ASC 985-605 have been met. Any discount in the arrangement is allocated to the delivered elements.

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

Revenues from fixed price contracts that require significant customization, integration and installation are recognized based on ASC 605-35, “Construction-Type and Production-Type Contracts“, using the percentage-of-completion method of accounting based on the ratio of costs related to contract performance incurred to date to the total estimated amount of such costs. The amount of revenue recognized is based on the total fees under the arrangement and the percentage of completion achieved. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contact.

Our SaaS offerings provide customers access to certain of our software within a cloud-based IT environment on a subscription basis, and may also include network connectivity services over our network or through third party network connectivity providers on a usage basis. Because such offerings do not grant customers the right to take possession of the software, we consider these arrangements to be service contracts which are not within the scope of ASC 985-605. In addition, we also derive revenue from professional services included in implementing or improving a customer’s cloud software solutions experience.

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

To assess the probability of collection for revenue recognition, we have a credit policy that determines the credit limit that reflects an amount that is deemed probably collectible for each customer. These credit limits are reviewed and revised periodically on the basis of new customer financial statements information, credit insurance data and payment performance.

We maintain a provision for product returns and other contractual rights, which are estimated based on our past experience and are deducted from revenues.

Deferred revenues and advances from customers include payments received from customers for which revenue has not yet been recognized.

Impairment of Long-Lived Assets. Our long-lived assets include goodwill, property and equipment and identifiable other intangible assets that are subject to amortization.

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, "Intangible - Goodwill and Other," ("ASC 350") goodwill is not amortized, but rather is subject to an annual impairment test. ASC 350 requires goodwill to be tested for impairment at the reporting unit level at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. ASC 350 allows us to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the two-step impairment test is performed. Alternatively, ASC 350 permits us to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test.

During the fourth quarter of each of the fiscal years ended December 31, 2015, 2016 and 2017, we performed a qualitative assessment for our reporting units and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required. Accordingly, no impairment charge was recognized during any of such fiscal years.

 Our other long-lived assets (besides goodwill) and identifiable intangibles that are subject to amortization are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment indicators include any significant changes in the manner of our use of the assets and significant negative industry or economic trends. Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows to the carrying amount of the asset, an impairment charge is recorded for the excess of the carrying amount over fair value. No impairment charge was recognized during any of such fiscal years.

Income Taxes. We account for income taxes in accordance with ASC 740, "Income Taxes". This topic prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized. Deferred tax assets and deferred tax liabilities are presented under long-term assets and long-term liabilities, respectively.

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

Legal Contingencies. We are currently involved in various claims and legal proceedings. We review the status of each matter and assess its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss.

Business Combination. We apply the provisions of ASC 805, “Business Combination“, and we allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer relationships, acquired technology and acquired trademarks from a market participant perspective, useful lives and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

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

We recognize compensation expenses for the value of our awards, which have graded vesting, based on the accelerated attribution method over the requisite service period of each of the awards.

We estimate the fair value of stock options granted using the Black-Scholes-Merton option-pricing model, which requires a number of assumptions: the expected volatility is based upon actual historical stock price movements; the expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding; the risk-free interest rate is based on the yield from U.S. Federal Reserve zero-coupon bonds with an equivalent term; and the expected dividend rate (an annualized dividend yield) is based on the per share dividend declared by the our Board of Directors. For information on our dividend payments, see Note 13d to our Consolidated Financial Statements included elsewhere in this annual report.

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

Our securities are reviewed for impairment in accordance with ASC 320-10-35. If such assets are considered to be impaired, the impairment charge is recognized in earnings when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and our intent to sell, including whether it is more likely than not that we will be required to sell the investment before recovery of cost basis. For securities with an unrealized loss that we intend to sell, or it is more likely than not that we will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while declines in fair value related to other factors are recognized in accumulated other comprehensive income (loss).

Fair Value of Financial Instruments. We apply ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820"). Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. We measure our investments in money market funds classified as cash equivalents, marketable securities and its foreign currency derivative contracts at fair value.

In determining fair value, we use various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of us. Unobservable inputs are inputs that reflect our assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

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

Our marketable securities and foreign currency derivative contracts are classified within Level 2. For more information, see Note 3 and Note 10 to our Consolidated Financial Statements included elsewhere in this annual report.

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables and trade payables, approximate their fair value due to the immediate or short-term maturities of these financial instruments. The carrying amount of the long term loan approximates its fair value due to the fact the loan bears a variable interest rate.

Exchangeable Senior Notes. We apply ASC 815 “Derivative and Hedging” (“ASC 815”) and ASC 470 “Debt” (“ASC 470”). Under these standards, we separately account for the liability and equity components of convertible debt instruments that may be settled in cash in a manner that reflects our nonconvertible debt borrowing rate. The liability component at issuance is recognized at fair value, based on the fair value of a similar instrument that does not have a conversion feature. The equity component is based on the excess of the principal amount of the debentures over the fair value of the liability component, after adjusting for an allocation of debt issuance costs, and is recorded as capital in excess of par. Debt discounts are amortized as additional non-cash interest expense over the expected life of the debt.

Recently Adopted Accounting Standards

In March 2016, the FASB issued ASU 2016-09, "Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting" ("ASU 2016-09"), which simplified certain aspects of the accounting for share-based payment transactions, including income taxes, classification of awards and classification in the statement of cash flows. ASU 2016-09 became effective for us beginning the first quarter of 2017, at which time we changed our accounting policy to account for forfeitures as they occur. The change was applied on a modified retrospective basis with a cumulative effect adjustment to retained earnings of $6,208 as of January 1, 2017. In addition, historically, excess tax benefits or deficiencies from our equity awards were recorded as additional paid-in capital in our consolidated balance sheets and were classified as a financing activity in the consolidated statements of cash flows. As a result of the adoption, we will prospectively record any excess tax benefits or deficiencies from our equity awards as part of our provision for income taxes in our consolidated statements of operations in the reporting periods in which equity vesting occurs. Excess tax benefits for share-based payments are now presented as an operating activity in the statements of cash flows rather than financing activity. We elected to apply the cash flow classification requirements related to excess tax benefits retrospectively to all periods presented, which resulted in an increase to cash generated by operating activities and in a decrease to cash generated by financing activities in the consolidated statements of Cash Flows of $7,868 and $7,595 for the years ended December 31, 2016 and December 31, 2015, respectively.

Recently Issued Accounting Standards Not Yet Adopted

In May 2014, the FASB issued Accounting Standards Update 2014-09 (“ASU 2014-09”) "Revenue from Contracts with Customers (Topic 606)". ASU 2014-09 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. Subsequently, the FASB issued several additional ASUs related to ASU 2014-09, collectively they are referred to as the “new revenue standards”, which become effective for us beginning January 1, 2018. We have adopted the new revenue standards using the modified retrospective transition method.

We estimated the analysis of all potential impacts of the new revenue standards. The impacts mainly relate to arrangements that include term-based software licenses, allocation of transaction price to each performance obligation on a relative standalone selling price and capitalization of costs related to obtaining customer contracts. Based on work performed to date, on January 1, 2018 we expect to record a cumulative-effect of approximately $39 million attributed to Deferred Revenues and approximately $45 million attributed to costs related to obtaining customer contracts. These amounts will be recorded as adjustment to retained earnings. The impact derives from arrangements that based on "Revenue Recognition (Topic 605)" were to be recognized in future years during 2018 to 2022.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”), which updates certain aspects of recognition, measurement, presentation and disclosure of financial instruments. ASU 2016-01 will be effective for us for interim and annual periods beginning on or after January 1, 2018. We expect no material impact on our Consolidated Financial Statements.

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

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments." The guidance addresses the classification of cash flow related to (1) debt prepayment or extinguishment costs, (2) settlement of zero-coupon debt instruments or other debt instruments with coupon rates that are insignificant in relation to the effective interest rate of the borrowing, (3) contingent consideration payments made after a business combination, (4) proceeds from the settlement of insurance claims, (5) proceeds from the settlement of corporate-owned life insurance, including bank-owned life insurance, (6) distributions received from equity method investees and (7) beneficial interests in securitization transactions. The guidance also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The guidance will generally be applied retrospectively and is effective for financial statements issued for annual reporting periods beginning after December 15, 2017. We expect no material impact on our statement of cash flows.

In October 2016, the FASB issued Accounting Standards Update 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers Other than Inventory” (“ASU 2016-16”), which requires companies to recognize the income-tax consequences of an intra-entity transfer of an asset other than inventory. ASU 2016-16 will be effective for us for interim and annual periods beginning after December 15, 2017. We expect no material impact on our Consolidated Financial Statements.

In January 2017, the FASB issued ASU 2017-04 "Intangibles - Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment" (“ASU 2017-04”). ASU 2017-04 eliminates step 2 of the goodwill impairment test, which requires the calculation of the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. ASU 2017-04 is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. We are currently evaluating the effect that this guidance will have on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01 "Business Combinations (Topic 805): Clarifying the Definition of a Business" (“ASU 2017-01”), which provides guidance to evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. If substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single asset or a group of similar assets, the assets acquired (or disposed of) are not considered a business. ASU 2017-01 is effective for us for fiscal years beginning after December 15, 2017, including interim periods within those periods. . We expect no material impact on our Consolidated Financial Statements.

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments - Credit Losses (Topic 326)" ("ASU 2016-13"). The amendments in this update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be of greater use to users of the financial statements. ASU 2016-13 is effective for us for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is allowed as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are currently evaluating the effect that this guidance will have on our Consolidated Financial Statements.

In August 2017, the FASB issued ASU 2017-12, "Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities". The objectives of this ASU are to improve the financial reporting of hedging relationships to better portray the economic results of an entity's risk management activities in its financial statements and to make certain targeted improvements to simplify the application of the hedge accounting guidance in current GAAP. ASU 2017-12 is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. We are currently evaluating the effect that this guidance will have on our Consolidated Financial Statements.

Results of Operations

The following table sets forth our selected consolidated statements of income for the years ended December 31, 2015, 2016, and 2017, expressed as a percentage of total revenues. Totals may not add up due to rounding.

	2015	2016	2017
Revenues
Products	34.3%	30.2%	23.9%
Services	61.8	61.4	49.0
Cloud	3.9	8.4	27.1
	100.0	100.0	100.0
Cost of revenues
Products	7.2	5.2	3.8
Services	24.0	24.6	16.9
Cloud	1.6	3.5	14.5
	32.8	33.3	35.2

Gross profit	67.2	66.7	64.8

Operating expenses
Research and development, net	13.9	13.9	13.6
Selling and marketing	24.4	26.4	27.1
General and administrative	9.8	11.5	9.7
Amortization of acquired intangibles	1.3	1.7	3.1
Total operating expenses	49.3	53.5	53.5

Operating income	17.9	13.2	11.3
Financial income (expense), net	0.7	1.1	(1.5)
Other expenses, net	(0.1)	(0.1)	-

Income before taxes	18.5	14.2	9.8
Taxes on income (tax benefits)	3.3	2.1	(1.0)

Net income from continuing operations	15.2	12.1	10.8
Income (loss) from discontinued operations	16.4	(0.8)	-
Taxes on income (tax benefits) from discontinued operations	3.7	(0.2)	-
Net income (loss) from discontinued operations	12.7	(0.6)	-
Net income	27.9	11.5	10.8

Comparison of Years Ended December 31, 2016 and 2017

Revenues

Our total revenues increased by approximately 31.2% to $1,332.2 million in 2017 from $1,015.5 million in 2016. Revenues from sales of Customer Engagement Solutions and Financial Crime and Compliance Solutions in 2017 were $1,051.4 million and $280.8 million, respectively, an increase of 39.4% and 7.5% from 2016, respectively.

The growth in revenues from our Customer Engagement Solutions is mainly attributed to increased demand for our solutions delivered over the cloud and to our expanded analytics offerings primarily due to the full year inclusion of inContact and Nexidia, respectively. These offerings enable organizations to improve operational efficiency and customer experience, enhance compliance and improve sales optimization.

The growth in revenues from Financial Crime and Compliance Solutions is primarily driven by increased demand of financial institutions throughout our markets for solutions that secure financial transactions and prevent fraud and complex financial crimes, magnified by the continued evolution of advancements in our technology.

	Years Ended December 31, (U.S. dollars in millions)
	2016	2017	Dollar Change	Percentage Change

Product revenues	$306.2	$318.9	$12.7	4.1%
Service revenues	623.8	652.1	28.3	4.5
Cloud revenues	85.5	361.2	275.7	322.4
Total revenues	$1,015.5	$1,332.2	$316.7	31.2%

The increase of $12.7 million in product revenues is attributed to the increased demand for our Financial Crime and Compliance Solutions products mainly due to increased demand of financial institutions throughout our markets.

The growth in service revenues is mainly due to increase in maintenance services resulting primarily from an increase in install base from previous years' sales, partially offset by a decrease in professional services due to the growing transition from on-premise to cloud-based solutions.

The growth in cloud revenues is mainly due to the full year inclusion of inContact and Nexidia and due to the growing transition from on-premise to cloud-based solutions.

Revenue by Region

	Years Ended December 31, (U.S. dollars in millions)
	2016	2017	Dollar Change	Percentage Change

United States, Canada and Central and South America (“Americas”)	$720.5	$1,035.9	$315.4	43.8%
Europe, the Middle East and Africa (“EMEA”)	193.5	190.0	(3.5)	(1.8)
Asia-Pacific (“APAC”)	101.5	106.3	4.8	4.7
Total revenues	$1,015.5	$1,332.2	$316.7	31.2%

The Americas revenue increased by 43.8%, driven by our Customer Engagement Solutions, mainly due to increased demand for our solutions delivered over the cloud and our analytics offerings, primarily due to the full year inclusion of inContact and Nexidia, respectively.

The EMEA revenue decreased by 1.8%, mainly driven by a lower demand for our solutions, partially offset by an increase in our analytics offerings.

The APAC revenue increased by 4.7%, mainly driven by increased demand for both our Financial Crime and Compliance Solutions and our Customer Engagement Solutions.

Cost of Revenues

	Years Ended December 31, (U.S. dollars in millions)
	2016	2017	Dollar Change	Percentage Change

Cost of product revenues	$53.0	$51.1	$(1.9)	(3.6)%
Cost of service revenues	250.0	225.0	(25)	(10)
Cost of cloud revenues	34.7	192.6	157.9	455
Total cost of revenues	$337.7	$468.7	$131	38.8%

Cost of product revenues decreased both on a dollar basis and as a percentage of product revenues. The decrease is mostly a result of a decrease in amortization of intangibles assets and third party royalties payable to vendors.

Cost of service revenues decreased both on a dollar basis and as a percentage of service revenues. The decrease is primarily due to increased efficiency in service organization, migration of certain functions to low-cost countries and a decrease in amortization of intangible assets.

Cost of cloud revenues increased both on a dollar basis and as a percentage of cloud revenues. The increase is primarily due to the full year inclusion of inContact and Nexidia and the growing transition from on-premise to cloud-based solutions.

Gross Profit

	Years Ended December 31, (U.S. dollars in millions)
	2016	2017	Dollar Change	Percentage Change

Gross profit on product revenues	$253.2	$267.9	$14.7	5.8%
as a percentage of product revenues	82.7%	84.0%
Gross profit on service revenues	$373.8	$427.0	53.2	14.2
as a percentage of service revenues	59.9%	65.5%
Gross profit on cloud revenues	$50.8	$168.6	117.8	231.9
as a percentage of cloud revenues	59.4%	46.7%
Total gross profit	$677.8	$863.5	$185.7	27.4%
as a percentage of total revenues	66.7%	64.8%

The increase in gross profit on product revenues is primarily a result of increased sales of software based solutions with higher margins and a decrease in third party royalties payable to vendors and amortization of intangible assets.

The increase in gross profit on service revenues is mainly attributed to the increase in service revenues, a decrease in costs due to efficiency in service organization and a decrease in amortization of intangible assets.

The increase in gross profit on cloud revenues is due to an increase in our cloud sales, which is primarily due to the full year inclusion of inContact and Nexidia. The decrease in cloud gross margin is mainly due to inContact cloud which historically had a lower gross margin.

Operating Expenses

	Years Ended December 31, (U.S. dollars in millions)
	2016	2017	Dollar Change	Percentage Change

Research and development, net	$141.5	$181.1	$39.6	28.0%
Selling and marketing	268.3	361.3	93.0	34.7
General and administrative	116.6	129.1	12.5	10.7
Amortization of acquired intangible assets	$17.2	$41.9	$24.7	143.6%

Research and Development, Net. Research and development expenses, before capitalization of software development costs and government grants, increased by $57.2 to $211.4 million in 2017, as compared to $151.7 million in 2016, and represented 15.7% and 14.9% of revenues in 2017 and 2016, respectively. The increase in research and development is attributed primarily to the full year inclusion of inContact and Nexidia and to an increase in cost of wages. Capitalized software development costs increased by $19.4 million to $27.9 million in 2017 from $8.5 million in 2016 primarily due to increase in capitalized software development costs related to our cloud based solutions.

Selling and Marketing Expenses. Selling and marketing expenses increased to $361.3 million in 2017 as compared to $268.3 million in 2016, which represented 27.1% and 26.4% of total revenues in 2017 and in 2016, respectively. The increase in selling and marketing expenses is attributed primarily to the full year inclusion of inContact and Nexidia and to an increase in cost of wages.

General and Administrative Expenses. General and administrative expenses increased to $129.1 million in 2017, as compared to $116.6 million in 2016, which represented 9.7% of total revenues in 2017, as compared to 11.5% of total revenues in 2016. The increase in general and administrative expenses is attributed primarily to the full year inclusion of inContact and Nexidia, partially offset by a decrease in acquisition and integration related expenses and a decrease in rent costs.

Amortization of acquired intangible assets. Amortization of acquired intangible assets included in the operating expenses represented 3.1% and 1.7% of our revenues in 2017 and 2016, respectively. The increase in amortization of acquired intangible assets is attributable to our recent acquisitions, mainly inContact.

Financial Income (Expense), net, and Other Expense, net

	Years Ended December 31, (U.S. dollars in millions)
	2016	2017	Dollar Change	Percentage Change

Financial income (expense), net	$10.8	$(20.4)	$(31.2)	(288.9)%
Other expenses, net	0.5	-	(0.5)	(100)%

Financial Expense and Other, net. Financial expenses, net, were $20.4 million in 2017, compared to financial net income of $10.8 million in 2016. The increase in financial expenses, net is attributable primarily to the long term loan and the exchangeable notes expenses related to financing of the acquisition of inContact, a decrease in gain on realization of investments and a decrease in interest income as a result of lower average cash balance versus previous years.

Other expenses, net amounted to $0.5 million in 2016, and are comprised primarily of loss on disposal of assets.

Taxes on Income. In 2017, tax benefits amounted to $13.6 million, as compared to tax expenses of $21.4 million in 2016. Our tax expenses during 2017 decreased as compared with 2016 primarily due to realization of $31.0 million net deferred tax liabilities as a one-time tax adjustment as a result of a decrease in the U.S. federal tax rate under the U.S. Tax Reform. See Note 2 and Note 12 to the Consolidated Financial Statements included elsewhere in this annual for more details about the U.S. Tax Reform and its effects.

Our effective tax rate for 2017 was (10.5%), compared to 14.8% in 2016. Our effective tax rate in 2017 was lower mainly due to the above realization of net deferred tax liability.

The majority of our income in Israel continues to benefit from lower tax rates, which were 12.0% in 2017 and 16% in 2016, pursuant to our Preferred Enterprise programs, which is discussed in Note 12 of our Consolidated Financial Statements under the caption “Taxes on Income”.

Net Income from continuing operations. Net income was $143.3 million in 2017, as compared to $116.9 million in 2016. The increase in 2017 resulted primarily from an increase in our revenue and gross profit, partially offset by higher operating expenses and an increase in our interest expenses attributable primarily to long term debt and tax benefits due to the U.S Tax Reform.

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

The growth in service revenues is mainly due to our solutions delivered over cloud, which constitute approximately 52% of such growth, maintenance services resulting primarily from an increase in install base from previous years’ sales, which constitute approximately 29% of such growth, and professional services, which constitute approximately 19% of such growth.

Revenue by Region

	Years Ended December 31, (U.S. dollars in millions)
	2015	2016	Dollar Change	Percentage Change

United States, Canada and Central and South America (“Americas”)	$630.1	$720.5	$90.4	14.4%
Europe, the Middle East and Africa (“EMEA”)	196.9	193.5	(3.4)	(1.7)
Asia-Pacific (“APAC”)	99.9	101.5	1.6	1.6
Total revenues	$926.9	$1,015.5	$88.6	9.6%

The Americas revenue increased by 14.4% driven by our Customer Engagement Solutions, mainly due to increased demand for our solutions delivered over the cloud and to our analytics offerings.

The EMEA revenue decreased by 1.7%, mainly driven by unfavorable currency effects, partially offset by our Customer Engagement Solutions due to an increase in our analytics offerings.

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

Research and Development, Net. Research and development expenses, before capitalization of software development costs and government grants, increased by $19.5 million to $151.5 million in 2016, as compared to $132.0 million in 2015, and represented 14.9% and 14.2% of revenues in 2016 and 2015, respectively. The increase in research and development is attributed primarily to additional personnel as a result of recent acquisitions. Research and development, net increased by $13.0 million following an increase in capitalized software development costs to $8.5 million in 2016, compared to $1.4 million in 2015. The increase in capitalized software development is related to our cloud based solutions. Amortization of capitalized software development costs included in cost of product revenues were $0.5 million in 2016 and $0.4 million in 2015.

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

Our effective tax rate for 2016 was 14.8%, compared to 18.0% in 2015. Our effective tax rate in 2016 was lower due to the above realization of deferred tax liabilities being mainly realized at higher tax rates, as compared with 2015, thus increasing the offsetting effect on the effective tax rate.

The majority of our income in Israel continues to benefit from lower tax rates, which were 16.0% in 2016 and 2015, pursuant to our Preferred Enterprise programs, which is discussed in Note 12 of our Consolidated Financial Statements under the caption “Taxes on Income”.

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

Liquidity and Capital Resources

In recent years, the cash generated from our operating activities has financed our operations as well as the repurchase of our ordinary shares and payment of dividends. Generally, we invest our excess cash in highly liquid investment grade securities. As of December 31, 217, we had $525.1 million of cash and cash equivalents and short-term and long-term investments, as compared to $286.0 million at December 31, 2016 and $828.4 million at December 31, 2015.

Cash provided by operating activities was $394.7 million, $228.2 million, and $252.3 million in 2017, 2016, and 2015, respectively. Net cash from operations in 2017 consisted primarily of net income of $143.3 million, adjusted for non-cash activities such as depreciation and amortization of $156.3 million, stock-based compensation of $57.0 million as well as working capital changes derived from an increase in deferred revenues of $41.6 million, increase in accrued expenses and other liabilities of $25.5 million, decrease in deferred taxes of $70.8 million and decrease in trade receivables of $37.7 million. Net cash from operations in 2016 consisted primarily of net income of $126.1 million (excluding non-cash gain on disposal of discontinued operations of $9.1 million), adjusted for non-cash activities such as depreciation and amortization of $77.8 million, stock-based compensation of $40.5 million as well as working capital changes derived from an increase in accrued expenses and other liabilities of $18.0 million, decrease in deferred taxes of $25.9 million and increase in trade receivables of $31.7 million. Net cash from operations in 2015 consisted primarily of net income of $111.5 million (excluding non-cash gain on disposal of discontinued operations of $147.3 million), adjusted for non-cash activities such as depreciation and amortization of $57.9 million, stock-based compensation of $28.4 million as well as working capital changes derived from an increase in accrued expenses and other liabilities of $38.5 million and increase in deferred revenues of $54.9 million, which were partially offset by an increase in trade receivables of $56.3 million.

Net cash used in investing activities was $213.0 million, $800.0 million and $28.4 million in 2017, 2016 and 2015, respectively. In 2017, net cash used in investing activities consisted primarily of payment for acquisitions in an aggregate amount of $76.0 million, net investment in marketable securities and short term bank deposits of $69.1 million and purchase of property, equipment of $39.9 million and capitalization of internal use software costs of $27.9 million. In 2016, net cash used in investing activities consisted primarily of payment for the acquisition of inContact, Nexidia and other acquisitions in an aggregate amount of $1,157 million, which were partially offset by net proceeds received from the sale of marketable securities of $402.7 million. In 2015, net cash used in investing activities consisted primarily of net investment in marketable securities and short term bank deposits of $195.0 million and purchase of property and equipment of $16.6 million, which were offset by proceeds from the sale of discontinued operations of $186.1 million.

Net cash provided by (used in) financing activities was $(14.8) million, $405.4 million and $(79.4) million in 2017, 2016 and 2015, respectively. In 2017, net cash used in financing activities was attributed primarily to the repayment of long term debt of $260.0 million, repurchase of our ordinary shares of $24.4 million and payment of dividends of $9.6 million, which were offset primarily by proceeds from issuance of exchangeable notes of $260.1 million and proceeds from issuance of shares upon exercise of share options and purchase of shares under employee share purchase plans of $19.24 million. In 2016, net cash provided by financing activities was attributed primarily to the long term loan of $464.8 million and proceeds from issuance of shares upon exercise of options and purchase of shares under employee share purchase plans of $23.5 million, which were partially offset by payment of dividends of $38.2 million and repurchase of our ordinary shares of $43.6 million. In 2015, net cash used in financing activities was attributed primarily to the repurchase of our ordinary shares of $68.4 million and payment of dividends of $38.2 million, which were offset by proceeds from the issuance of shares upon exercise of options and purchase of shares under employee share purchase plans of $27.5 million. For more information regarding the long term debt, see Note 14 to our Consolidated Financial Statements.

We believe that based on our current operating forecast, the combination of existing working capital and expected cash flows from operations will be sufficient to finance our ongoing operations for the next twelve months.

Research and Development and Intellectual Property

For information on our research and development policies and intellectual property, please see “Research and Development” and “Intellectual Property” under Item 4, “Information on the Company” in this annual report.

Trend Information

For information on trends in our industry, please see Item 4, “Information on the Company—Business Overview—Industry and Technology Trends” in this annual report.

For more information on trends, uncertainties, demands, commitments or events that may have a material effect on revenue, please see Item 3, “Key Information—Risk Factors” in this annual report.

Contractual Obligations

Set forth below are our contractual obligations and other commercial commitments as of December 31, 2017 (in thousands of U.S. dollars).

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3-5 years	More than 5 years
Long-term debt obligations, including estimated interest *	526,622	218,785	11,352	7,188	289,297
Operating Leases	97,378	18,626	32,127	27,593	19,392
Unconditional Purchase Obligations	31,773	20,646	10,924	203	-
Severance Pay**	17,250
Total Contractual Cash Obligations	673,383	258,057	54,403	34,984	308,689
Uncertain Income Tax Positions ***	43,984

*	Long-term debt obligations mainly include senior exchangeable notes and long-term loan as disclosed in Note 14 to our Consolidated Financial Statements.

**	Severance pay relates to accrued obligations to employees as required under applicable labor laws. These obligations are payable only upon termination, retirement or death of the respective employees.

***
Uncertain income tax positions under ASC 740 are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 12(i) of our Consolidated Financial Statements for further information regarding our liability under ASC 740.

		Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1- 3 years	3-5 years	More than 5 years
Guarantees – Continuing operations	4,792,805	4,202,626	400,673	189,506	-
Guarantees – Discontinued operations*	19,488,497	18,324,591	1,163,906	-	-
Total Guarantees	24,281,302	22,527,217	1,564,579	189,506	--

* Represents guarantees that were not endorsed and are still in effect with respect to contracts assumed as part of the sale of the Cyber and Intelligence line of business, for which we have a back to back contractual commitment and entitlement to indemnification upon realization of the guarantees.

Item 6.     Directors, Senior Management and Employees.

6.A. Directors and Senior Management

The following tables set forth, as of March 20, 2018, the name, age and position of each of our directors and executive officers and, in regard to our directors, any of the committees of our board of directors on which they serve and whether any such director is an outside director:

Members of the Board of Directors

Name	Age	Position	Audit Committee Member	Compensation Committee Member	Internal Audit Committee Member	Mergers and Acquisitions Committee Member	Nominations Committee Member	Outside Director*
David Kostman	53	Chairman of the Board of Directors	X			X	X
Rimon Ben-Shaoul	73	Director	X			X
Dan Falk	73	Director	X	X	X	X	X	X
Yocheved Dvir	65	Director	X	X	X			X
Yehoshua Ehrlich	68	Director				X
Leo Apotheker	64	Director		X		X
Joe Cowan	69	Director		X		X
Zehava Simon	59	Director	X	X	X			X

* See Item 6, “Directors, Senior Management and Employees—Board Practices— Outside Directors.”

Members of Management

Name	Age	Position
Barak Eilam	42	Chief Executive Officer
Miki Migdal	57	President, Enterprise Product Group
Joseph Friscia	63	President, NICE-Actimize
Paul Jarman	48	Chief Executive Officer, inContact
Beth Gaspich	52	Chief Financial Officer
Eran Liron	50	Executive Vice President, Marketing and Corporate Development
Barry Cooper	47	Chief Operating Officer
Tali Mirsky	45	Corporate Vice President, General Counsel and Corporate Secretary
Hagit Ynon	46	Corporate Vice President, Finance

In December 2017, Mr. Yechiam Cohen retired from his position as Corporate Vice President, General Counsel and Corporate Secretary, effective December 31, 2017, and Mrs. Tali Mirsky assumed the position effective March 2018.

In January 2018, Mr. Eran Porat retired from his position as Corporate Vice President, Finance, effective January 2018, and Ms. Hagit Ynon assumed the position effective January 2018.Set forth below is a biographical summary of each of the above-named directors and executive officers of NICE. Each of our directors qualifies as an independent director under applicable NASDAQ rules.

David Kostman has served as one of our directors for most of the period since 2001 and as our Chairman of the Board since February 2013. Mr. Kostman is currently co-CEO and board member of Outbrain, Inc. and serves on the board of directors of ironSource Ltd. and Tivit S.A., and is a member of Nanoosh LLC. Mr. Kostman is also a former board member of publicly traded Retalix Ltd. (acquired by NCR). From 2006 until 2008, Mr. Kostman was a Managing Director in the investment banking division of Lehman Brothers, heading the Global Internet Group. From April 2003 until July 2006, Mr. Kostman was Chief Operating Officer and then Chief Executive Officer of Delta Galil USA, a subsidiary of publicly traded Delta Galil Industries Ltd. From 2000 until 2002, Mr. Kostman was President of the International Division and Chief Operating Officer of publicly traded VerticalNet Inc. Prior to that Mr. Kostman worked in the investment banking divisions of Lehman Brothers from 1994 to 2000, focusing on the technology and Internet sectors, and NM Rothschild & Sons from 1992 to 1993, focusing on mergers and acquisitions and privatizations. Mr. Kostman holds a Bachelor’s degree in Law from Tel Aviv University and a Master’s degree in Business Administration from INSEAD.

Rimon Ben-Shaoul has served as one of our directors since September 2001. Between 2001 and 2005, Mr. Ben-Shaoul has served as Co-Chairman, President, and Chief Executive Officer of Koonras Technologies Ltd., a technology investment company controlled by LEADER Ltd., an Israeli holding company. Since 2002 Mr. Ben-Shaoul serves as Chairman of Grand AutoMotive LLP. Mr. Ben-Shaoul also served as a director of MIND C.T.I. Ltd., BVR Systems Ltd. and several private companies. In addition, he served as the President and Chief Executive Officer of Polar Communications Ltd., which manages media and communications investments. Mr. Ben-Shaoul also served as the Chairman of T.A.T Technologies Ltd., a public company listed on NASDAQ and TASE. Between 1997 and 2001, Mr. Ben-Shaoul was the President and Chief Executive Officer of Clal Industries and Investments Ltd., one of the largest holding companies in Israel with substantial holdings in the high tech industry. During that time, Mr. Ben-Shaoul also served as Chairman of the Board of Directors of Clal Electronics Industries Ltd., Scitex Corporation Ltd., and various other companies within the Clal Group. Mr. Ben-Shaoul also served as a director of ECI Telecom Ltd., Fundtech Ltd., Creo Products, Inc. and Nova Measuring Instruments Ltd. From 1985 to 1997, Mr. Ben-Shaoul was President and Chief Executive Officer of Clal Insurance Company Ltd. and a director of the company and its various subsidiaries. Mr. Ben-Shaoul holds a Bachelor’s degree in Economics and Statistics and a Master’s degree in Business Administration, both from Tel-Aviv University.

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

Yocheved Dvir has served as one of our statutory outside directors since January 2008. Since 2000, Ms. Dvir has served as a strategic advisor in business development affairs to multiple companies and initiatives that were being founded. Ms. Dvir also serves on the board of directors of Menorah Insurance Company and its subsidiary, Alrov Real Estate and Endey Med. She recently served on the boards of Visa Cal, Trendline Business Information & Communications Ltd., Israel Corporation Ltd., ECI Telecom Ltd., Strauss Industries Ltd., Phoenix Holding and Phoenix Insurance Co. Between 1990 and 2000, Ms. Dvir served as a Senior Vice President of the Migdal Group. Ms. Dvir joined the Migdal Group in 1981 and, until late 2000, held a number of senior financial and managerial positions, including Head of the Group’s Economics Department (1986-1988), Head of the Group’s Corporate Office from 1989 to1992, Head of the Group’s General Insurance Division and Corporate Office from 1993 to 1997, Group CFO from 1997 to 1999, and Head of the Group’s Strategic Development Division and Marketing Array and Risk Manager in 2000. Ms. Dvir holds a Bachelor’s degree in Economics and Statistics from the University of Haifa and completed studies towards a second degree in Statistics from the Hebrew University of Jerusalem.

Yehoshua (Shuki) Ehrlich has served as one of our directors since September 2012. Mr. Ehrlich is an active social investor, serving as Chairman of "Committed to Give", a group formed by Israeli social investors for promoting philanthropy in Israel and several other social organizations. Mr. Ehrlich also serves as a member of the executive board of Israel Venture Network and a board member of AfterDox, an angels' investment group. Between the years 2000 and 2010, Mr. Ehrlich served as Managing Director at Giza Venture Capital, where he focused on the communications, enterprise software and information technology sectors. Additionally, Mr. Ehrlich had a fifteen-year career with Amdocs, a public software company specializing in billing, CRM, order management systems for telecommunications and Internet service providers. In his last role at Amdocs, Mr. Ehrlich served as Senior Vice President of Business Development. Mr. Ehrlich holds a Bachelor of Science in Mathematics and Computer Science from the Tel Aviv University.

Leo Apotheker has served as one of our directors since August 2013. Mr. Apotheker was the Managing Partner and co-founder of Efficiency Capital SAS, a growth capital advisory firm, from 2012 to 2014. From 2010 to 2011, Mr. Apotheker served as Chief Executive Officer of Hewlett Packard. From 2008 to 2010, he served as Chief Executive Officer of SAP AG. In addition, he is currently chairman of the board of Unit4, a leading Dutch software company, and Signavio GmbH, Vice Chairman and Lead Director of Schneider SE, and a member of the board of KMD, P2 Energy Services and Taulia Inc. Mr. Apotheker holds a Bachelor’s degree in Economics and International Relations from the Hebrew University of Jerusalem.

Joe Cowan has served as one of our directors since August 2013. From October 2013 until September 2017, Mr. Cowan was the CEO and director of Epicor, and since September 2016 has been a director of ChannelAdvidsor, Inc. During 2013, Mr. Cowan also served as President of DataDirect Networks, Inc. From 2010 until 2013, Mr. Cowan served as the Chief Executive Officer and President of Online Resources Corp. During 2009, he served as an Operating Executive and Consultant at Vector Capital. From 2007 to 2009, Mr. Cowan served as the Chief Executive Officer of Interwoven Inc. From 2004 to 2006, Mr. Cowan served as the President and Chief Executive Officer of Manugistics Inc. and Manugistics Group Inc. Prior to that, Mr. Cowan served in various senior executive positions, including as the Chief Operating Officer of Baan Co. NV and Avantis GOB NV. He has been a Director of DataDirect Networks, Inc. between 2011 and February 2013. Mr. Cowan has also served on the boards of various publicly traded companies, including ChannelAdvidsor Inc., Interwoven Inc., Online Resources Corporation, Manugistics Group Inc. and Blackboard Inc., as well as several private companies. Mr. Cowan holds a M.S. degree in Electrical Engineering from Arizona State University and holds a B.S. degree in Electrical Engineering from Auburn University.

Zehava Simon has served as one of our statutory outside directors since July 2015. Ms. Simon served as a Vice President of BMC Software Inc. from 2000 until 2013, most recently as Vice President of Corporate Development. From 2002 to 2011, Ms. Simon also served as Vice President and General Manager of BMC Software in Israel. Prior to that, Ms. Simon held various positions at Intel Israel, which she joined in 1982, including acting as leader of Finance and Operations and Business Development for Intel in Israel. Ms. Simon is currently a board member of Audiocodes, a public company traded on NASDAQ and TASE, Nova Measurements, a publicly-traded company on NASDAQ and TASE, and Amiad Water Systems, a public company traded on the London Stock Exchange. Ms. Simon is a former member of the board of directors of Insightec Ltd., M-Systems Ltd. (acquired by SanDisk Corp.) and Tower Semiconductor Ltd. Ms. Simon holds a B.A. in Social Sciences from the Hebrew University, Jerusalem, a law degree (LL.B.) from the Interdisciplinary Center in Herzliya and an M.A. in Business and Management from Boston University.

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

Paul Jarman has served as NICE inContact CEO since November 2016, and served as inContact CEO since January 2005 until we acquired inContact. Prior to becoming CEO, Mr. Jarman served as inContact’s President from December 2002. Prior to December 2002, he served as inContact’s Executive Vice President. Mr. Jarman was instrumental in guiding inContact from its roots in telecommunications to its strategic offering of cloud-based contact center solutions and has been a part of every major enhancement the company has made since 1997. Mr. Jarman led inContact's listing on NASDAQ. Prior to joining inContact, he was an executive with HealthRider, Inc. Mr. Jarman holds a Bachelor of Science degree in Accounting from the University of Utah.

Beth Gaspich has served as our Chief Financial Officer since October 2016. Ms. Gaspich joined NICE as CFO of the Financial Crime and Compliance division NICE Actimize in September 2011, where she was responsible for finance, legal and business operations. Prior to joining NICE, she was Chief Financial Officer for Archive Systems, Inc., a privately held document management software provider. She also served as Vice President of Finance at RiskMetrics Group, Inc., a cloud based risk management software company. Ms. Gaspich was one of the founding members of RiskMetrics Group and assisted in taking the company through a successful public offering on the NYSE in January 2008. Prior to that, Ms. Gaspich held several other senior positions throughout her career at large global financial institutions, including JP Morgan and Price Waterhouse. Ms. Gaspich holds a BA in Accounting from the University of Missouri.

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

Barry Cooper has been with NICE since 2011 and serves as our Chief Operating Officer (COO) since May 2016. Prior to serving as COO, Mr. Cooper served as Vice President, Business Operations for APAC from March, 2011 until June 2013, and as of July 2013 and until assuming the role of COO, he served as Executive Vice President, Professional Services and Cloud. Prior to joining NICE, Mr. Cooper was a Management Consultant at Accenture; the Head of Customer Service, IT and Billing at Time Telekom, Malaysia; and Vice President of Professional Services, APAC for CSG Systems, later Comverse. Mr. Cooper holds a First Class Bachelor of Computer Science and Mathematics with Honors from Salford University in the United Kingdom.

Tali Mirsky has served as our Corporate Vice President, General Counsel and Corporate Secretary since March 2018. From 2010 to early 2018, she served as Global Vice President of Legal Affairs and Corporate Secretary at Frutarom Industries Ltd., where she led the company’s M&A transactions in addition to managing the company’s legal department and handling all legal matters and corporate and securities related items. Prior to that, Tali served as Vice President, General Counsel and Corporate Secretary of Alvarion, led Business and Legal Affairs at Nicast and Midbar Tech and was an associate with Naschitz Brandes & Co law office. She holds an LL.B in Law and Business Administration from IDC, Herzliya and is admitted to practice law in Israel.

Hagit Ynon has served as our Corporate Vice President, Finance since January 2018. Prior to serving as Corporate Vice President Finance, Ms. Ynon served as Vice President Accounting, Treasury and Tax from 2008 until 2017. From 2000 to 2007, Ms. Ynon served as Corporate Controller and other managerial positions in the finance department. Ms. Ynon is a certified public accountant and holds a Bachelor’s degree in Business and Accounting from the College of Management Academic Studies and a Masters in Business Administration from the College of Management Academic Studies.

There are no family relationships between any of the directors or executive officers named above.

6.B. Compensation

(a) Aggregate Executive Compensation

The aggregate compensation paid to or accrued on behalf of all our directors and executive officers as a group of 17 persons during 2017 consisted of approximately $7.7 million in salary, fees, bonus, commissions and directors’ fees and approximately $0.7 million in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts we expended for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

We have a performance-based bonus plan for our executive management team. The plan is based on our overall performance, the particular unit performance, individual performance and the results of the customer satisfaction survey conducted annually. The measurements can change year over year and are a combination of financial parameters, including revenues, booking and operating income. The plan is reviewed and approved by our Board of Directors annually, as is any bonus payment under the plan.

During 2017, our officers and directors received, in the aggregate, (i) options to purchase 146,800 ordinary shares, that include 56,800 options with an exercise price equal to the par value of the ordinary shares (the “par value options”), and (ii) 182,500 restricted share units, under our equity based compensation plans. The options (other than the par value options) have a weighted average price of $79.21 and all options will expire six years after the date of grant. The restricted shares units are granted at par value of the ordinary shares. For information regarding our option exchange program, see "Share Ownership–Option Exchanges and Price Adjustment" below.

           Pursuant to the requirements of the Israeli Companies Law, 5759–1999 (the “Israeli Companies Law”), remuneration of our directors requires shareholder approval. Compensation and reimbursement for outside directors (as described below) is statuto-rily determined pursuant to the Israeli Companies Law. Effective as of July 1, 2015, our shareholders approved the payment to each of our non-executive directors, including outside directors, of an annual fee of $40,000 and a meeting attendance fee of $1,500 for each Board meeting attended (whether in person or through media), and $1,000 for each Board committee meeting attended (whether in person or through media) (in each case paid in U.S. dollars or in NIS based on the exchange rate on July 1, 2015), subject to additional value added tax, as applicable.

On July 9, 2015, at our 2015 annual general meeting of shareholders, following the recommendation of our compensation committee and approval by our Board of Directors, our shareholders approved an amended compensation policy for directors and officers. In addition, our shareholders approved a special annual cash fee for the Chairman of the Board in the amount of NIS 450,000 (equivalent to approximately $129,348). The special annual fee is subject to adjustment for changes in the Israeli consumer price index after September 2012. At the Company's special general meeting held on December 21, 2016, following the recommendation of our compensation committee and approval by our Board of Directors, our shareholders approved certain amendments to the current compensation policy.

(b) Individual Compensation of Covered Executives

The following describes the compensation of our five most highly compensated executive officers in 2017, based on the total of salary costs, bonus cost and equity costs expensed in 2017 ("Covered Executives").

The compensation specified below is broken down into the following components (all amounts specified below are in terms of cost to the Company, as recorded in our financial statements). U.S. dollar amounts indicated for Salary, Bonus and Equity Costs are in thousands of dollars. For Covered Executives in Israel these amounts are based on the Shekel exchange rate of 3.60, which represents the average rate for 2017, and for the Covered Executive in Singapore are based on the Singapore dollar exchange rate of 1.42, which represents the average rate for 2017.

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

(2)
Bonus Costs. Bonus Costs represent bonuses granted to the Covered Executive with respect to the year ended December 31, 2017, paid in accordance with the Company's performance-based bonus plan or as detailed in footnotes below.

(3)
Equity Costs. Represents the expense recorded in our financial statements for the year ended December 31, 2017, with respect to equity granted in 2017 and in previous years (if applicable). For assumptions and key variables used in the calculation of such amounts see Note 13b of our audited Consolidated Financial Statements.

i.
Barak Eilam – CEO. Salary Costs - $788; Bonus Costs - $1,257; Equity Costs - $1,913 expense recorded in 2017 for equity granted in 2017 and $2,313 expense recorded in 2017 for equity granted in previous years.

ii.
Paul Jarman – CEO, inContact. Salary Costs - $424; Bonus Costs - $367; Equity Costs - $2,352 expense recorded in 2017 for equity granted in 2017 and $793 expense recorded in 2017 for equity granted in previous years.

iii.
Yaron Hertz – President, NICE Americas. Salary Costs - $386; Bonus Costs - $437 and $997 expense recorded in 2017 for equity granted in 2017 and $161 expense recorded in 2017 for equity granted in previous years.

iv.
Joseph Friscia – President, NICE Actimize. Salary Costs - $437; Bonus Costs - $438; Equity Costs - $694 expense recorded in 2017 for equity granted in 2017 and $692 expense recorded in 2017 for equity granted in previous years.

v.
Miki Migdal –President, NICE Enterprise Product Group. Salary Costs - $457; Bonus Costs - $406; Equity Costs - $543 expense recorded in 2017 for equity granted in 2017 and $608 expense recorded in 2017 for equity granted in previous years.

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

The Board may, subject to the provisions of the Israeli Companies Law, appoint a committee of the Board and delegate to such committee all or any of the powers of the Board, as it deems appropriate.  Notwithstanding the foregoing and subject to the provisions of the Israeli Companies law, the Board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees. The Board has appointed an internal audit committee under the Israeli Companies Law that has three members, an audit committee that has five members, a compensation committee that has five members, a nominations committee that has two members and a mergers and acquisitions committee that has six members. In addition, from time to time the Board may appoint an ad hoc committee for certain purposes, such as the review, negotiation and recommendation of approval of M&A transactions. We do not have, nor do our subsidiaries have, any directors’ service contracts granting to the directors any benefits upon termination of their service.

Outside Directors

Except as discussed below, under the Israeli Companies Law companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two “outside” directors. Pursuant to regulations under the Israeli Companies Law that took effect in April 2016, a NASDAQ -listed company that does not have a controlling shareholder is entitled to opt out of the provisions of the Israeli Companies Law requiring at least two outside directors and certain related requirements, so long as the company complies with the SEC regulations and NASDAQ listing rules regarding independent directors and the composition of the audit and compensation committees. In December 2016, our shareholders approved amendments to our articles of association, pursuant to which our Board of Directors may elect to opt out of such requirements for appointment of outside directors (together the "2016 Relief Amendments"). According to the 2016 Relief Amendments, an outside director that was appointed prior to a company opting out of such requirements may continue in office until the end of his or her then-current term or until the end of the second annual general meeting convened after the applicable company opts out of the requirement, whichever is earlier. At this time, our Board of Directors has not made an election to opt out of such requirements.

Outside directors are required to possess professional qualifications as set out in regulations promulgated under the Israeli Companies Law. The Israeli Companies Law provides that a person may not be appointed as an outside director if (i) such person or person’s relative or affiliate has, at the date of appointment, or had at any time during the two years preceding such date, any affiliation with the company, a controlling shareholder thereof or their respective affiliates; or (ii) in a company that does not have a 25% shareholder, such person has an affiliation with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company. In general, the term “affiliation” includes: an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an office holder.

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

The initial term of an outside director is three years and may be extended for up to two additional three-year terms. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the internal audit committee and the Board of Directors confirm that, in light of the outside director’s expertise and special contribution to the work of the Board of Directors and its committees, the reelection for such additional period is beneficial to the company. Reelection of an outside director may be effected through one of the following mechanisms: (1) the Board of Directors proposed the reelection of the nominee and the election was approved by the shareholders in the same manner required to appoint outside directors for their initial term; or (2) one or more shareholders holding one percent or more of a company’s voting rights or the outside director proposed the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than two percent of the voting rights in the company. An outside director may be removed only in a general meeting, by the same percentage of shareholders as is required for electing an outside director, or by a court, and in both cases only if the outside director ceases to meet the statutory qualifications for appointment or if he or she has violated the duty of loyalty to us. Unless we actually adopt the applicable relief provided under the 2016 Relief Amendments, each committee of the Company’s Board of Directors which is empowered to exercise any of the Board’s powers is required to include at least one outside director, provided that each of the internal audit committee and compensation committee must include all of the outside directors. At this time, our Board of Directors has not made an election to opt out of such requirements.

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

In addition, our Articles of Association provide that, if we do not have a shareholder that holds 25% or more of our issued and outstanding share capital, a majority of the directors must be "independent" as defined in the Israeli Companies Law and the regulations promulgated thereunder. If we have a shareholder that holds 25% or more of our issued and outstanding share capital, then at least one third of the directors must be "independent." All of our directors satisfy the respective independence requirements of the Israeli Companies Law. The qualifications for independent directors under the Israeli Companies Law are similar to those for outside directors, as described above under “Outside Directors”, including the nine-year term limit and the ability to extend such term beyond nine years upon the approval of our internal audit committee and Board of Directors.

Internal Audit Committee

The Israeli Companies Law requires public companies to appoint an internal audit committee. The role of the internal audit committee under the Israeli Companies Law is to examine flaws in the management of the company’s business in consultation with the internal auditors and the independent accountants, and to propose remedial measures to the Board. The internal audit committee also reviews interested party transactions for approval as required by law, including approval of the remuneration of a director in any capacity, which also requires Board, Compensation Committee and shareholder approval. The internal audit committee also assesses our internal audit system and the performance of our internal auditor, and oversees the implementation and enforcement of our compliance program. Under the Israeli Companies Law, an internal audit committee must consist of at least three directors, including all of the outside directors. The members of the internal audit committee must satisfy certain independence standards under the Israeli Companies Law, and the chairman of the internal audit committee must be an outside director. The chairman of the Board of Directors, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to the company or to its controlling shareholder, any director who derives most of its income from the controlling shareholder and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the internal audit committee. Pursuant to the 2016 Relief Amendments, the Company may elect to opt out of the composition and attendance rules set with respect to the internal audit committee under the Israeli Companies Law, so long as the company complies with the SEC regulations and NASDAQ listing rules regarding the composition and attendance rules in that respect. At this time, our Board of Directors has not made an election to opt out of such requirements.

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

Our audit committee has adopted a charter specifying the committee’s purpose and outlining its duties and responsibilities which include, among other things, (i) appointing, retaining and compensating the company’s independent auditor, subject to Board of Directors and shareholder approval, (ii) pre-approving all services of the independent auditor, (iii) reviewing the annual audited financial statements and quarterly financial statements and the content of our earnings press releases, and (iv) overseeing our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is also authorized to act as our “qualified legal compliance committee.” As such, our audit committee will be responsible for investigating reports made by attorneys appearing and practicing before the SEC in representing us, of perceived material violations of U.S. federal or state securities laws, breaches of fiduciary duty or similar material violations of U.S. law by us or any of our agents.

We believe we currently meet the applicable NASDAQ requirements with respect to our Audit Committee and we intend to continue to take all actions as may be necessary for us to maintain our compliance with applicable NASDAQ requirements with respect to our Audit Committee.

Compensation Committee

As required by NASDAQ rules, our compensation committee approves the compensation of our executive officers. The compensation committee is also authorized to approve the grant of stock options and other securities to eligible grantees under our benefit plans pursuant to guidelines adopted by our Board of Directors. However, grants of stock options and other securities to our executive officers also require approval of our Board of Directors. Under the Israeli Companies Law, the Board of Directors of a public company must establish a compensation committee. Pursuant to the 2016 Relief Amendments, the Company may elect to opt out of the relevant composition and attendance rules set under the Israeli Companies Law, and to comply with the SEC regulations and NASDAQ listing rules that apply to the composition and attendance rules of a compensation committee. At this time, our Board of Directors has not made an election to opt out of such requirements and we have continued to comply with the Israeli Companies Law with respect to the composition and attendance rules of a compensation committee, as our compensation committee consists of at least three directors who satisfy the independence qualifications detailed above in “Internal Audit Committee”, and the chairman of the compensation committee is an outside director.

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

Pursuant to the NASDAQ rules, our compensation committee is required to consist of at least two members, with all members of the compensation committee required to be independent, unless we elect to take advantage of the exemption provided to "foreign private issuers" to comply with home country practice instead of the listing rules of exchanges such as NASDAQ, which we do not presently intend to do. The determination of whether a director is independent takes into account all factors relevant to whether a director has a relationship with the Company which would be material to such director’s ability to be independent from management in connection with carrying out the duties of a compensation committee member. Factors required for consideration in making this determination specifically include (i) the source of compensation of such director (including any consulting, advisory or other compensatory fee paid to such director) and (ii) whether such director is affiliated with the Company or one of its affiliates or subsidiaries. Pursuant to the NASDAQ rules, we are also required to have a compensation committee charter, which, among other things, must set forth the scope of the compensation committee’s responsibilities and how they will be carried out, as well as grant the compensation committee the power to retain compensation advisers following consideration of certain factors that may be indicative of a conflict of interest by the compensation adviser in rendering compensation advice.

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

Employees

As of December 31, 2017, we had 5,208 employees worldwide, which represented an increase of approximately 5.6% from December 31, 2016.

The following table sets forth the number of our full-time employees at the end of each of the last three fiscal years as well as the main category of activity and geographic location of such employees:

	At December 31,
Category of Activity	2015	2016*	2017

Operations	107	66	67
Customer Support	1,374	1,928	2,028
Sales & Marketing	682	1,069	1,169
Research & Development	801	1,294	1,396
General & Administrative	352	573	548
Total	3,316	4,930	5,208

Geographic Location
Israel	946	944	913
Americas	1,263	2,544	2,557
Europe	564	530	510
Asia Pacific	543	912	1,228
Total	3,316	4,930	5,208

* The substantial increase in number of employees in 2016 resulted mainly from acquisitions and an increase in personnel in certain locations (for more information, please see Item 5, “Operating and Financial Review and Prospects—Recent Acquisitions” in this annual report).

We also utilize temporary employees in various activities. On average, we employed 68 temporary employees and obtained services from 876 consultants (not included in the numbers set forth above) during 2017.

Our future success will depend in part upon our ability to attract and retain highly skilled and qualified personnel. Although competition for such personnel is generally intense, we believe that adequate personnel resources are currently available in Israel to meet our requirements.

In almost all jurisdictions, we are not a party to any collective bargaining agreement with our employees or with any labor organization. However, we are subject to certain labor related statutes and certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (includ-ing the Industrialists’ Association of Israel) that apply to our Israeli employ-ees by order of the Israeli Ministry of Labor and Welfare. These statutes and provisions principally deal with the length of the work day and the work week, minimum wages, insurance coverage of work-related accidents, determination of severance pay and the provisions of other employment matters. Israeli law generally requires the payment of severance pay by employers upon an employee’s death, retirement or termination of employment by the employer without due cause. We currently fund our ongoing severance payment obligations in Israel by making monthly payments to approved severance funds or insurance policies. For more information please see Note 2p of our Consolidated Financial Statements. In addition, according to the National Insurance Law, Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, an organization similar to the U.S. Social Security Administration. These contributions entitle the employees to benefits in periods of unemployment, work injury, maternity leave, disability, reserve military service and bankruptcy or winding-up of the employer. Since January 1, 1995 these contributions also include payments for national health insurance. The payments to the National Insurance Institute are equal to approximately 16.37% of an employee’s wages (up to a certain cap as determined from time to time by the law), of which the employee contributes approximately 60.58% and the employer contributes approximately 39.42%.

In addition, we pay severance benefits to our employees located elsewhere in accordance with local laws and practices of the countries in which they are employed, including our U.S. based employees pursuant to the U.S. Federal Department labor legislation and requirements and local state regulations.

Employment Agreements

We have employment agreements with our officers. Pursuant to these employ-ment agreements, each party may terminate the employment without cause by giving a 30, 60 or 90 day prior written notice (six to twelve months in the case of certain senior officers). In addition, we may terminate such agreement for cause with no prior notice. The agreements generally include non-competition and non-disclosure provisions, although the enforceability of non-competition provisions in employment agreements may be limited under applicable law.

Share Ownership

As of March 8, 2018, our directors and executive officers serving at that time beneficially owned an aggregate of 385,633 options to purchase ordinary shares that were vested on such date or that are scheduled to vest within 60 days thereafter, or approximately 0.63% of our outstanding ordinary shares. The options have an average exercise price of $48.27 per share and expire between 2019 and 2026. No individual director or executive officer beneficially owns 1% or more of our outstanding ordinary shares.

The following is a description of each of our option equity plans, under which awards were outstanding during 2017.

2008 Share Incentive Plan and 2016 Share Incentive Plan

In June 2008 the Company adopted the 2008 Share Incentive Plan (the “2008 Plan”) and in February 2016 the Company adopted the 2016 Share Incentive Plan (the “2016 Plan”, and together with the 2008 Plan, the “Plans”). The Company adopted the Plans to provide incentives to employees, directors, consultants and/or contractors by rewarding performance and encouraging behavior that will improve the Company’s profitability.

Under each of the Plans, the Company's employees, directors, consultants and/or contractors may be granted any equity-related award, including: any type of an option to acquire the Company ordinary shares; share appreciation right; share and/or restricted share award (“RSA”); restricted stock unit (“RSU”) and/or other share unit; and/or other share-based award and/or other right or benefit under the Plans, including any such equity-related award that is a performance based award (each an "Award"). In regard to the 2008 Plan, please see the discussion below regarding performance-based awards beginning calendar year 2014.

Generally, under the terms of the Plans, unless determined otherwise by the administrator of the Plans, 25% of an Award granted becomes exercisable on the first anniversary of the date of grant and 6.25% becomes exercisable once every quarter during the subsequent three years. Specifically with respect to RSUs and options granted with an exercise price equal to the nominal value of an ordinary share ("par value options"), unless determined otherwise by the Board of Directors, 25% of the RSUs and the par value options granted become vested on each of the four consecutive annual anniversaries following the date of grant. Certain executive officers are entitled to acceleration of vesting of Awards in the event of a change of control, subject to certain conditions. Awards with a vesting period expire six years after the date of grant. Pursuant to a resolution of the Company's Board of Directors dated February 4, 2014, options that are performance-based and that were granted during calendar year 2014 and thereafter shall expire seven years following the date of grant. The maximum number of shares that may be subject to Awards granted under each of the Plans is calculated each calendar year as 3.5% of the Company’s issued and outstanding share capital as of December 31 of the preceding calendar year. Such amount is reset for each calendar year. Awards are non-transferable except by will or the laws of descent and distribution.

Following an amendment made in December 2010 to the 2008 Plan and also applied under the 2016 Plan (the “2010 Amendment”), options granted under such plan are granted at an exercise price equal to the average of the closing prices of one ADR as quoted on the NASDAQ market during the 30 consecutive calendar days preceding the date of grant, unless determined otherwise by the administrator of the Plans (including par value options in some cases).

Prior to the 2010 Amendment, the options were granted at an exercise price of not less than the fair market value of the ordinary shares on the date of the grant, subject to certain exceptions that could be approved by the Company's Board of Directors, including in some cases par value options.

The Company’s Board of Directors also adopted an addendum to the Plans for Awards granted to residents of Israel (the "Addendum") and resolved to elect the "Capital Gains Route" (as defined in Section 102(b)(2)) of the Israeli Income Tax Ordinance-5721-1961 (“Tax Ordinance”) for the grant of Awards to Israeli grantees. There is also a U.S. addendum under each of the Plans that applies to non-qualified stock options for purposes of U.S. tax laws.

The Plans are generally administered by our Board of Directors and compensation committee, which determine the grantees under the Plan and the number of Awards to be granted. As of March 8, 2018, options and restricted share units to purchase 722,158 ordinary shares were outstanding under the 2008 Plan at a weighted average exercise price of $20.47. As of March 8, 2018, options and restricted share units to purchase 2,092,265 ordinary shares were outstanding under the 2016 Plan at a weighted average exercise price of $7.13.

Nexidia Inc. 2005 Stock Incentive Plan

In 2005, Nexidia adopted the Nexidia Inc. 2005 Stock Incentive Plan (the “Nexidia Plan”), to attract and retain Nexidia’s employees, directors, consultants and advisors and to align the interests of such recipients with the interests of Nexidia’s shareholders. Under the Nexidia Plan, the grantees can receive incentive and non-qualified options to acquire shares of Nexidia’s common stock, restricted stock awards, restricted stock units and stock appreciation rights.

Pursuant to the terms of the Nexidia acquisition agreement, we assumed and converted Nexidia’s stock options and restricted stock units originally granted under the Nexidia Plan into stock options and restricted stock units of NICE, respectively.

As of March 8, 2018, assumed Nexidia options to purchase 11,863 shares of NICE and 85,550 assumed restricted share units were outstanding under the Nexidia Plan, at a weighted average exercise price of $0.78. We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act, 173,860 ordinary shares for issuance under the Nexidia Plan.

inContact, Inc. 2008 Equity Incentive Plan

In 2008, inContact adopted the inContact, Inc. 2008 Equity Incentive Plan, as subsequently amended in June 14, 2012 (as amended, the “inContact Plan”) to enhance inContact’s ability to attract and retain those employees, officers, directors and consultants who are expected to make important contributions to inContact and any of its subsidiaries and to align the interests of such recipients with the interests of inContact’s shareholders. Under the inContact Plan, the grantees can receive incentive and non-qualified options to acquire shares of inContact’s common stock and can receive stock appreciation rights.

Pursuant to the terms of the inContact Merger Agreement, we assumed and converted inContact’s stock options, restricted stock awards and restricted stock units originally granted under the inContact Plan into stock options, restricted stock awards and restricted stock units of NICE, respectively.

As of March 8, 2018, assumed inContact options to purchase 159,859 shares of NICE and 84,719 assumed restricted share units and restricted shares were outstanding under the inContact Plan, at a weighted average exercise price of $27.28. We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act, 476,114 ordinary shares for issuance under the inContact Plan.

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

Pursuant to the terms of the e-Glue acquisition agreement, we assumed the outstanding stock options and restricted share units granted by e-Glue under the 2004 e-Glue Plan that did not expire upon closing of the e-Glue acquisition. Following such assumption, the options represent rights to purchase ordinary shares of NICE or restricted share units of NICE, pursuant to a set formula (such options and restricted share units, together the “Assumed e-Glue Options”). Some of the Assumed e-Glue Options have a three year vesting period, with a third becoming vested and exercisable one year from their date of grant and the remainder vesting and become exercisable in equal installments on an annual basis over the following two years. The remaining portion of the Assumed e-Glue Options vest as follows: 25% vest and become exercisable one year from their date of grant, and the remaining 75% vested and became exercisable on December 31, 2011. Certain Assumed e-Glue Options are subject to acceleration rights if employment is terminated within a limited time period and under certain circumstances. Assumed e-Glue Options generally expire ten years after the date of grant. When applicable, the Assumed e-Glue Options shall be held by, and registered in the name of, a trustee, according to Section 102(b) of the Tax Ordinance.

As of March 8, 2018, assumed e-Glue Options and restricted share unit to purchase 420 ordinary shares of NICE were outstanding under the 2004 e-Glue Plan. The exercise price per share underlying the options and restricted share units is equal to the nominal value of an ordinary share. We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act, 76,035 ADRs for issuance under the 2004 e-Glue Plan.

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

As of March 8, 2018, assumed Fizzback options and restricted share units to purchase 1,742 ordinary shares of NICE were outstanding under the Fizzback Plan, at a weighted average exercise price of $0.69. We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act, 165,695 ordinary shares for issuance under the Fizzback Plan.

Merced Plans

Merced Systems, Inc. 2001 Stock Plan

In 2001, Merced adopted the Merced Systems, Inc. 2001 Stock Plan, as amended (the "2001 Merced Plan"), to afford an incentive to employees and consultants of Merced and to promote the success of Merced’s business. Under the 2001 Merced Plan, the grantees could be granted options to acquire Merced’s ordinary shares and restricted shares.

Pursuant to the terms of the Merced acquisition agreement, we assumed and converted Merced's options and replaced Merced’s restricted shares that were originally granted under the 2001 Merced Plan into stock options to purchase ordinary shares of NICE and with restricted shares of NICE, respectively.

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

As of March 8, 2018, assumed Merced options, restricted share units and restricted shares to purchase 4,619 ordinary shares of NICE were outstanding under the 2001 Merced Plan and the 2011 Merced Plan, at a weighted average exercise price of $14.13. We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act, 343,288 ordinary shares for issuance under the 2001 Merced Plan and the 2011 Merced Plan.

Item 7.    Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares, with respect to each person known to us to be the beneficial owner of 5% or more of our outstanding ordinary shares, reported as of March 20, 2018. None of our shareholders has any different voting rights than any other shareholder.

Name and Address	Number of Shares		Percent of Shares Beneficially Owned (1)
Janus Henderson Group plc 201 Bishopsgate EC2M 3AE United Kingdom	4,947,800	(2)	8.1%

Massachusetts Financial Services Company 111 Huntington Avenue Boston, Massachusetts 02199	4,594,141	(3)	7.5%
__________
(1)          Based upon 61,212,874 ordinary shares issued and outstanding as of March 20, 2018.

(2)          Janus Henderson Group plc reported that these shares are held by managed portfolios. This information is based upon a Schedule 13G filed by Janus Henderson Group plc with the SEC on February 13, 2018.

(3)          This information is based upon a Schedule 13G/A filed by Massachusetts Financial Service Company with the SEC on February 9, 2018.

As of March 14, 2018, we had approximately 44 registered ADS holders of record in the United States, with our ADS holders holding in total approximately 49% of our outstanding ordinary shares, as reported by JPMorgan Chase Bank, N.A., the depositary for our ADSs.

As of October 26, 2017, Migdal Insurance & Financial Holdings Ltd. (“Migdal”) reported that it held 3,005,795, or 4.95%, of our ordinary shares. This information is based upon a Schedule 13G filed by Migdal with the SEC on October 31, 2017. Of these shares, (i) 2,791,731 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal, according to the following segmentation: 1,517,114 ordinary shares are held by profit-participating life assurance accounts, 1,102,469 ordinary shares are held by Provident funds and companies that manage Provident funds, and 172,148 ordinary shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 214,064 are beneficially held for their own account (Nostro account).

As of December 29, 2017, Psagot Investment House Ltd. (“Psagot”) reported that it held 2,979,017, or 4.89%, of our ordinary shares. This information is based upon a Schedule 13G/A filed by Psagot with the SEC on February 12, 2018. These securities are beneficially owned by portfolio accounts managed by Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., mutual funds managed by Psagot Mutual Funds Ltd., and provident funds and pension funds managed by Psagot Provident Funds and Pension Ltd. managed savings managed by Psagot Insurance Company Ltd. according to the following segmentation: 1,410,642 ordinary shares are held by portfolio accounts managed by Psagot Securities Ltd., 781,272 ordinary shares are held by Psagot Exchange Traded Notes Ltd., 63,676 ordinary shares are held by mutual funds managed by Psagot Mutual Funds Ltd. (of this amount, 12,000 shares may also be considered beneficially owned by Psagot Securities Ltd., but are not included in the shares beneficially owned by Psagot Securities Ltd., as indicated above), 712,203 ordinary shares are held by provident funds and pension funds managed by Psagot Provident Funds and Pension Ltd. and 11,224 ordinary shares are held by Psagot Insurance Company Ltd. Each of the foregoing companies is a wholly-owned subsidiary of Psagot Investment House Ltd.

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

Patent Lawsuit by NICE

On August 27, 2015, we initiated a lawsuit in the United States District Court for the District of Delaware by filing a complaint against ClickFox for infringement of NICE's U.S. Patent No. 8,976,955 (“the ‘955 patent”) entitled “System and method for tracking web interactions with real time analytics”. On October 11, 2017, the Court of Appeals affirmed without opinion the district court’s judgment granting ClickFox’s motion to dismiss.

California Lawsuit

In May 2009, inContact was served a lawsuit titled California College, Inc., et al., v. UCN, Inc., et al. in connection with the sale of services with those Insidesales.com, Inc.  California College originally sought damages in excess of $20.0 million. Insidesales.com and inContact filed cross-claims against one another, which they subsequently agreed to dismiss with prejudice. In October 2011, California College reached a settlement with Insidesales.com, the terms of which have not been disclosed and remain confidential. In June of 2013, California College amended its damages claim to $14.4 million, of which approximately $5.0 million was alleged to be pre-judgment interest. On September 10, 2013, the court issued an order on inContact's Motion for Partial Summary Judgment. The court determined that factual disputes exist as to several of the claims, but dismissed California College's cause of action for intentional interference with prospective economic relations and the claim for prejudgment interest. Dismissing the claim for prejudgment interest effectively reduced the claim for damages to approximately $9.2 million. The trial court granted inContact’s motion to stay the trial without date pending an interlocutory appeal to the Utah Supreme Court of the trial court’s ruling with respect to allowing California College’s experts to testify at trial. The briefs were filed in the matter and oral arguments were made in August 2017. The Utah Court of Appeals has yet to rule on the matter. At this stage we are unable to evaluate the probability of a favorable or unfavorable outcome in this litigation.

Gordon Complaint

On June 10, 2016, a complaint captioned Natalie Gordon v. inContact, Inc., et al., was filed in the Third Judicial District Court of Salt Lake County, State of Utah (the “Court”) naming as defendants inContact and its Board of Directors (the “Gordon Action”). On August 4, 2016 the parties entered into a Memorandum of Understanding for the settlement of the three actions. The parties have completed the negotiation of the settlement agreement, and the Utah Third District Court has approved the settlement, formally dismissing this action.

Dividends

Our Board of Directors previously approved a dividend plan under which we paid quarterly cash dividends to holders of our ordinary shares and ADRs subject to declaration by the Board. The annual dividend amount under the dividend plan was $0.64 per share or $0.16 per share quarterly. Under Israeli law, dividends may be paid only out of profits and other surplus (as defined in the law) as of our most recent financial statements or as accrued over a period of two years, whichever is higher, provided that there is no reasonable concern that the dividend distribution will prevent us from meeting our existing and foreseeable obligations as they come due.

On January 6, 2017, our Board of Directors approved the termination of this dividend plan in connection with our adoption of a capital return strategy to optimize our long term growth profile. Accordingly, we do not have any plans at this time to make any future dividend payments. Payment of future dividends, if any, will be at the discretion of our Board of Directors and will depend on various factors, such as our statutory profits, financial condition, operating results and current and anticipated cash needs. In the event cash dividends are declared by us, we may decide to pay such dividends in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion. For more information regarding the taxation implications of the dividend plan, see “Item 10 - Additional Information - Taxation” of this annual report.

Significant Changes

There are no significant changes that occurred since December 31, 2017, except as otherwise disclosed in this annual report and in the annual consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing.

Trading in the ADSs

Our ADSs have been quoted on the NASDAQ Stock Market under the symbol “NICEV” from our initial public offering in January 1996 until April 7, 1999, and thereafter under the symbol “NICE.” Prior to that time, there was no public market for our ordinary shares in the United States. Each ADS represents one ordinary share. The following table sets forth, for the periods indicated, the high and low reported market (sale) prices for our ADSs.

	ADSs
	High	Low
Annual
2013	$42.12	$33.63
2014	51.75	37.08
2015	68.38	47.95
2016	69.79	54.12
2017	92.33	65.59

Quarterly

Quarterly 2017
First Quarter	$70.84	$65.59
Second Quarter	81.16	66.57
Third Quarter	83.95	73.65
Fourth Quarter	92.33	78.49

Quarterly 2018
First Quarter (through March 29, 2018)	98.48	84.49

Monthly
September 2017	$83.95	$77.24
October 2017	83.78	78.49
November 2017	88.52	81.35
December 2017	92.33	86.01
January 2018	95.65	90.36
February 2018	98.06	84.49
March 2018 (through March 29, 2018)	98.48	89.28

On March 29, 2018, the last reported price of our ADSs was $93.93 per ADS.

JPMorgan Chase Bank, N.A. is the depositary for our ADSs. Its address is 4 New York Plaza, Floor 12, New York, New York 10004.

Trading in the Ordinary Shares

Our ordinary shares have been listed on the Tel-Aviv Stock Exchange, or TASE, since 1991. Our ordinary shares are not listed on any other stock exchange and have not been publicly traded outside Israel (other than through ADSs as noted above). The table below sets forth the high and low reported market (sale) prices of our ordinary shares (in NIS and U.S. dollars) on the TASE. The translation into dollars is based on the daily representative rate of exchange published by the Bank of Israel.

	Ordinary Shares
	High		Low
	NIS	$	NIS	$
Annual

2013	149.10	42.21	122.10	33.27
2014	203.30	51.94	130.60	36.90
2015	262.6	68.76	189.4	47.95
2016	268.0	69.76	207.2	53.29
2017	320.4	92.28	239.3	65.58

Quarterly 2017
First Quarter	269.5	71.19	239.3	65.58
Second Quarter	288.7	81.44	240.9	66.66
Third Quarter	289.9	82.48	263.4	73.36
Fourth Quarter	320.4	92.28	280.9	79.86

Quarterly 2018
First Quarter	342.9	99.33	296.0	84.94

Monthly
September 2017	289.9	82.48	274.9	76.45
October 2017	293.4	83.59	280.9	79.86
November 2017	311.0	88.76	281.7	80.35
December 2017	320.4	92.28	306.3	86.73
January 2018	326.0	95.13	308.1	90.04
February 2018	342.5	98.33	296.0	84.94
March 2018 (through March 29, 2018)	342.9	99.33	312.0	89.65

As of March 29, 2018, the last reported price of our ordinary shares on the TASE was NIS 325.7 (or $92.69) per share.

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

Directors

Our articles of association provide that the number of directors serving on the Board shall be not less than three but shall not exceed thirteen. As discussed above in Item 6, “Directors, Senior Management and Employees – Board Practices – Outside Directors”, in December 2016, our shareholders approved amendments to our articles of association, pursuant to which our Board of Directors may elect to opt out of such requirements and we would not be required to have outside directors serve on our Board of Directors. Our directors, other than outside directors, are elected at the annual shareholders meeting to serve until the next annual meeting or until their earlier death, resignation, bankruptcy, incapacity or removal by resolution of the general shareholders meeting. Directors may be re-elected at each annual shareholders meeting. The Board may appoint additional directors (whether to fill a vacancy or create new directorship) to serve until the next annual shareholders meeting, provided, however, that the Board shall have no obligation to fill any vacancy unless the number of directors is less than three. Our officers serve at the discretion of the Board.

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

Subject to the Israeli Companies law, the Board may appoint a committee of the Board and delegate to such committee all or any of the powers of the Board, as it deems appropriate. Under the Israeli Companies Law, the Board of Directors must appoint an internal audit committee comprised of at least three directors. The function of the internal audit committee is to review irregularities in the management of the Company’s business and recommend remedial measures. The committee is also required, under the Israeli Companies Law, to approve certain related party transactions and to assess our internal audit system and the performance of our internal auditor. Notwithstanding the foregoing, the Board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees. The Board has appointed an internal audit committee which has three members, an audit committee which has five members, a compensation committee which has five members, a nominations committee which has two members and a mergers and acquisitions committee which has six members. For more information on the Company’s committees, please see Item 6, “Directors, Senior Management and Employees—Board Practices” in this annual report.

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

Approval of Certain Transactions

The Israeli Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandpar-ents, descendants, spouse’s descendants and the spouses of any of the foregoing. In addition, the office holder must also disclose any interest held by any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

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

The Israeli Companies Law applies the same disclosure requirements to a controlling share-holder of a public company, which includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Extraor-dinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of management fees of a controlling shareholder or compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the Board of Directors and the shareholders of the company by simple majority; provided that either such majority vote must include at least a simple majority of the shareholders who have no personal interest in the transaction and are present at the meeting (without taking into account the votes of the abstaining shareholders), or that the total shareholdings of those who have no personal interest in the transaction who vote against the transaction represent no more than two percent of the voting rights in the company. Any such extraordinary transaction whose term is longer than three years requires further shareholder approval every three years, unless (with respect to transactions not involving management fees or employment terms) the internal audit committee approves that a longer term is reasonable under the circumstances.

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

•
the transaction will increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital or voting rights or that will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights.

According to the Company’s articles of association, certain resolutions, such as resolutions regarding mergers and windings up, require approval of the holders of 75% of the shares represented at the meeting and voting thereon.

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

In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder generally must be approved separately by the compensation committee, the Board of Directors and the shareholders of the company, in that order. Notwithstanding, a company's compensation committee and board of directors are permitted to approve the compensation terms of a chief executive officer or of a director, without convening a general meeting of shareholders, provided however, that such terms: (1) are not more beneficial than such officer’s former terms or than the terms of his predecessor, or are essentially the same in their effect; (2) are in line with the compensation policy; and (3) are brought for shareholder approval at the next general meeting of shareholders.

The compensation terms of other officers require the approval of the compensation committee and the Board of Directors. An amendment of existing compensation terms of an office holder who is not a director, if the compensation committee determines that the amendment is not material, requires the approval of the compensation committee only. Pursuant to a recent amendment to regulations promulgated under the Israeli Companies Law governing the relaxation in transactions with interested parties - an amendment of the existing compensation terms of office holders who are subordinate to the chief executive officer, if the amendment is not material and the changes are in line with the existing compensation policy, requires only the chief executive officer’s approval (in accordance to such amendment, on December 21, 2016, our shareholders approved an amendment to the compensation policy, which provided our Chief Executive Officer the authority to approve non-material changes to the compensation terms of office holders subordinated to him, without seeking the approval of the compensation committee).

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

The foregoing indemnification may be procured by us (a) retroactively and (b) as a commitment in advance to indemnify an office holder, provided that, in respect of the first bullet above, such commitment shall be limited to (A) such events that in the opinion of the Board of Directors are foreseeable in light of our actual operations at the time the undertaking to indemnify is provided, and (B) to the amounts or criterion that the Board of Directors deems reasonable under the circumstances; and further provided that such events and amounts or criterion are set forth in the undertaking to indemnify, and which shall in no event exceed, in the aggregate, the greater of: (i) 25% of our shareholder’s equity at the time of the indemnification or (ii) 25% of our shareholder’s equity at the end of fiscal year of 2010.

We have undertaken to indemnify our directors and officers pursuant to applicable law. We have obtained directors' and officers' liability insurance for the benefit of our directors and officers. The Company currently has a directors and officers liability insurance policy limited to $100 million (the “Policy”), at an annual premium of approximately $360,664. Our internal audit committee, Board of Directors, and shareholders have approved the Company’s “Side A” Difference in Conditions extension of the Policy, limited to an additional $25 million, which provides the directors and officers with personal asset protection in situations when other sources of insurance or indemnification fail or are not available (the “Extended Policy”). The Extended Policy portion is at an additional annual premium of approximately $50,000.

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

inContact Acquisition Agreement

On May 17, 2016, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with inContact Inc. and Victory Merger Sub Inc., a wholly owned subsidiary of ours (the “Merger Sub”). On November 14, 2016, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into inContact, with inContact surviving the merger as a wholly owned subsidiary of ours. At the effective time of the merger, each outstanding share of inContact common stock (the “inContact Shares”) (other than (i) shares owned by inContact or us, (ii) for which inContact stockholders exercised appraisal rights under Delaware law, or (iii) outstanding restricted stock) was cancelled and converted into the right to receive $14.00, without interest. Also, at the effective time of the merger, outstanding vested inContact RSUs and stock options were cancelled in exchange for the right to receive in cash (a) in the case of RSUs, $14.00 for each inContact share subject to such vested RSU, less any required tax withholding, and (b) in the case of stock options, the excess, if any, of $14.00 over the applicable per share exercise price for each inContact share underlying a vested stock option, less any required tax withholding. Additionally, outstanding unvested inContact RSUs, stock options and restricted stock at the effective time of the merger were cancelled and converted into RSUs with ADSs to be received upon settlement, options to acquire ADSs and restricted ADSs, respectively, in each case with the number of ADSs subject to such award (and in the case of options, the exercise price) adjusted pursuant to an exchange ratio determined based upon the average closing price of ADSs for the ten trading days immediately preceding the closing date for the transaction. Other than the number of ADSs subject to such unvested equity awards (and in the case of options, the adjusted exercise price), the unvested equity awards remain subject to the same terms and conditions that the cancelled equity awards were subject to, including as to vesting and settlement.

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

We have the right to prepay borrowings under the Credit Agreement and to reduce the unutilized portion of the revolving credit facility, in each case, at any time without premium or penalty (except for Eurodollar breakage fees, if any). In January 2017, we used the net proceeds of the Notes offering described below to repay a principal amount of $260 million, which resulted in $5.3 million amortization of debt issuance costs. In addition, the contractual principal payments for the long term loan have changed and we will pay the entire remaining principal of $215 million on the final maturity date of the term loan facility. We are required to prepay borrowings under the term loan facility with all of the net cash proceeds of sales or dispositions of assets or other property, subject to certain reinvestment rights and other exceptions. The interest rates under the Credit Agreement are variable based on LIBOR or an alternate base rate at the time of the borrowing, plus a margin to be determined based on our leverage as measured by a ratio of consolidated total net indebtedness to consolidated EBITDA (the “Consolidated Total Net Leverage Ratio”) and ranging from 1.25% to 2.00%, in the case of LIBOR rate loans, or 0.25% to 1.00%, in the case of base rate loans. A commitment fee will accrue on the average daily unused portion of the revolving facility at the rate ranging from 0.25% to 0.50%, depending on the Consolidated Total Net Leverage Ratio, and is initially set at 0.375% per annum.

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

Notes and Indenture

On January 18, 2017, NICE Systems issued $287.5 million aggregate principal amount of the Notes. The Notes are the general unsecured obligations of NICE Systems, guaranteed by us. The sale of the Notes generated net proceeds of approximately $260.1 million. The Notes were issued pursuant to an indenture (the “Indenture”) among us, NICE Systems and U. S. Bank National Association, as trustee (the “trustee”).

The Notes bear interest at a fixed rate of 1.25% per year, payable semiannually in arrears on January 15 and July 15 of each year, beginning on July 15, 2017. The Notes will mature on January 15, 2024, unless earlier prepaid, redeemed or exchanged, and are not redeemable at NICE Systems’ option prior to their maturity date, except in the event of certain tax law changes.

Subject to satisfaction of certain conditions and during certain periods, at the option of the holders the Notes are exchangeable for (at our election) (i) cash, (ii) ADSs or (iii) a combination thereof. The exchange rate was initially set at 12.0260 ADSs per $1,000 principal amount of Notes (equivalent to an initial exchange price of approximately $83.15 per ADS). The exchange rate is subject to adjustment in some events. In addition, following certain corporate events that occur prior to the maturity date or NICE Systems’ delivery of a notice of tax redemption, in certain circumstances NICE Systems will increase the exchange rate for a holder who elects to exchange its Notes in connection with such a corporate event or tax redemption, as the case may be.

If we or NICE Systems undergo a fundamental change (as defined in the Indenture), holders may require NICE Systems to prepay for cash all or part of their Notes at a prepayment price equal to 100% of the principal amount of the Notes to be prepaid, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change prepayment date.

The Indenture contains customary events of default. In the case of an event of default arising from certain events of bankruptcy, insolvency or reorganization, with respect to us, NICE Systems or any of our subsidiaries that is a significant subsidiary (as defined in the Indenture), all outstanding Notes will become due and payable immediately without further action or notice. If any other event of default, other than for the failure to file reports described below, occurs and is continuing, then the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes may declare the Notes to be due and payable. The Indenture further provides that with respect to an event of default arising from the Company’s failure to comply with the obligations to timely file any document or report that it is required to file with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as applicable, we may elect to pay additional interest on the Notes as the sole remedy for such event of default during the period indicated below. Additional interest will accrue on the Notes at a rate equal to (i) 0.25% per annum of the principal amount of the Notes outstanding for each day during the period beginning on, and including, the date on which such event of default first occurred and ending on the earlier of (x) the date on which such event of default is cured or validly waived and (y) the 90th day immediately following, and including, the date on which such event of default first occurred and (ii) if such event of default has not been cured or validly waived prior to the 91st day immediately following, and including, the date on which such event of default first occurred, 0.50% per annum of the principal amount of notes outstanding for each day during the period beginning on, and including, the 91st day immediately following, and including, the date on which such event of default first occurred and ending on the earlier of (x) the date on which the event of default is cured or validly waived and (y) the 180th day immediately following, and including, the date on which such event of default first occurred.

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

Israeli Tax Considerations

The following is a summary of the principal tax laws applicable to companies in Israel, with special reference to their effect on us. The following also contains a discussion of the material Israeli tax consequences to purchasers of our ordinary shares or ADSs. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts. The discussion is not intended, and should not be construed, as a legal or professional tax advice and is not exhaustive of all possible tax considerations.
General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax on taxable income at the rate of 25% for the 2016 tax year, 24% for the 2017 tax year and 23% for the 2018 tax year and thereafter.

Israeli companies are generally subject to capital gains tax at the corporate tax rate. However, the effective tax rate payable by a company that generates income qualifying for benefits under the Israeli Law for the Encouragement of Capital Investments-1959 may be considerably less.

We are permitted to measure our Israeli taxable income in U.S. dollars pursuant to regulations published by the Israeli Minister of Finance, which provide the conditions for doing so. We believe that we meet, and will continue to meet, the necessary conditions and as such, we measure our results for tax purposes based on the U.S. dollar/NIS exchange rate on December 31 of the relevant tax year.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959, as amended.

We have derived and expect to continue to derive significant tax benefits in Israel relating to our “Approved, Privileged, and Preferred Enterprise” programs for which we were eligible up to and including the 2016 tax year, and relating to the newly introduced Preferred Technological Enterprise program for the 2017 and subsequent tax years, pursuant to the Law for Encouragement of Capital Investments-1959 (the “Investments Law”), including its various amendments. To be eligible for these tax benefits, one must continue to meet certain conditions. In the event we are considered as having failed to comply with these conditions, in whole or in part, the eligibility for the benefits may be canceled and we may be required to refund the relevant amount, including interest and inflation adjustments. As of December 31, 2017, we believe that we are in compliance with all the conditions required by the Investments Law.

For the 2013 through 2016 tax years, our Israeli entities were eligible for benefits under the “Preferred Enterprise” regime, which included the following benefits:

•
A reduced flat corporate tax rate for industrial enterprises, provided that more than 25% of their annual income was derived from export. In 2016 the reduced tax rate was 16% for industrial facilities located in Israel (except for Development Area A).

•	The reduced tax rates applied on “Preferred Income” were not contingent upon making a minimum qualifying investment in productive assets.

•
A reduced dividend withholding tax rate of 15% for tax year 2013, and 20% for tax year 2014 and thereafter on dividends paid from Preferred Income to both Israeli and non-Israeli investors, with an exemption from such withholding tax applying to dividends paid to an Israeli company.

In December 2016, the Israeli Knesset passed a number of changes to the Investments Law. These changes became retroactively effective beginning January 1, 2017, following promulgation of Regulations by the Finance Ministry in May 2017 to implement the “Nexus Principles” based on OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project. The Regulations provide rules for implementation of the new tax regime that applies to us effective from the 2017 tax year and onwards.

Benefits under the new “Preferred Technology Enterprise” regime, effective for the 2017 and subsequent tax years, will include:

•
A reduced 12% corporate tax rate (or 7.5% for entities located in Development Area A) on qualifying income deriving from eligible intellectual property (“Preferred Technology Income”), subject to a number of base conditions being fulfilled, including a minimal amount or ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual income derived from export.

•
A 12% capital gains tax rate on the sale of a preferred intangible asset to a foreign affiliated enterprise, provided that the asset was initially purchased from a foreign resident at an amount of NIS 200 Million or more.

•
A withholding tax rate of 20% for dividends paid from Preferred Technology Income (with an exemption from such withholding tax applying to dividends paid to an Israeli company). Such rate may be reduced to 4% on dividends paid to a foreign resident company, subject to certain conditions regarding percentage of foreign ownership of the distributing entity.

The effective tax rate applying to our Preferred Technology Enterprise is calculated based on the Nexus Principals introduced by the OECD, taking into account eligible and ineligible R&D expenses incurred by us, as prescribed in the Regulations.

Income from sources other than the Preferred Technology Income are taxable at regular corporate tax rates.

Full details regarding our Preferred and Preferred Technology Enterprises may be found in Note 12(a)(1) of our Consolidated Financial Statements.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under specified conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. These expenses must relate to scientific research and development projects and must be approved by the relevant Israeli government ministry, determined by the field of research, and the research and development must be conducted for the promotion of the company and carried out by or on behalf of the company seeking such deduction. However, the amount of such deductible expenses shall be reduced by the sum of any funds received through government grants for the financing of such scientific research and development projects. Expenditures not so approved are deductible over a three‑year period.

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

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. Under the Industry Encouragement Law, an “Industrial Company” is defined as a company which is an Israeli resident for tax purposes, which at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from government loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it.

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

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Tax Ordinance distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain equivalent to the increase of the relevant asset’s purchase price attributable to an increase in the Israeli consumer price index, or a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

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

 As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year), will be subject to an additional tax, referred to as Income Surtax, at the rate of 2% on their taxable income for such tax year which is in excess of such threshold. Under an amendment enacted in December 2016 to the Tax Ordinance, for tax year 2017 and thereafter the rate of High Income Tax was increased to 3% and will be applicable to annual income exceeding NIS 640,000 (linked to the CPI each year). For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

In addition, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty), and who holds ordinary shares as a capital asset, is also exempt from Israeli capital gains tax under the U.S.-Israel Tax Treaty unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale or (ii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel. If the above conditions are not met, the U.S. resident would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, the gain would be treated as foreign source income for United States foreign tax credit purposes and such U.S. resident would be permitted to claim a credit for such taxes against the United States federal income tax imposed on such sale, exchange or disposition, subject to the limitations under the United States federal income tax laws applicable to foreign tax credits.

Taxation of Dividends Paid on our Ordinary Shares

The following discussion refers to dividends paid on our ordinary shares. However, the same tax treatment would apply to dividends paid on our ADSs.

Taxation of Israeli Residents

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends) or stock dividends. As of January 1, 2012, the tax rate applicable to such dividends is 25% or 30% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution. Dividends paid out of profits sourced from ordinary income are subject to withholding tax at the rate of 25% or 30%. Dividends paid from income derived from our Approved and Privileged Enterprises are subject to withholding tax at the rate of 15%. Dividends paid as of January 1, 2014 from income derived from our Preferred Enterprise and Preferred Technology Enterprise will be subject to withholding tax at the rate of 20%. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

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

Under the U.S.-Israel Treaty, the maximum Israeli withholding tax on dividends paid by us is 25%. The U.S.-Israel Tax Treaty further provides for a 12.5% Israeli dividend withholding tax rate on dividends paid by an Israeli company to a U.S. corporation owning at least 10% or more of such Israeli company’s issued voting power for, in general, the part of the tax year which precedes the date of payment of the dividend and the entire preceding tax year. The lower 12.5% rate applies only to dividends paid from regular income (and not derived from an Approved, Privileged or Preferred Enterprise) in the applicable period and does not apply if the company has more than 25% of its gross income derived from certain types of passive income (if the conditions mentioned above are met, dividends from income of an Approved, Privileged or Preferred Enterprise are subject to a 15% withholding tax rate under the U.S.-Israel Tax Treaty). Residents of the United States generally will have withholding tax in Israel deducted at source. They may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

A non-resident of Israel who has dividend income derived from or accrued in Israel, from which tax was withheld at source, is generally exempt from the duty to file tax returns in Israel with respect to such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. Federal income tax consequences that apply to U.S. holders (defined below) who hold ADSs as capital assets for tax purposes. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing final, temporary and proposed regulations thereunder, judicial decisions and published positions of the Internal Revenue Service and the U.S.-Israel income tax treaty in effect as of the date of this annual report, all of which are subject to change at any time (including changes in interpretation), possibly with retroactive effect. On December 22, 2017, the United States enacted the U.S. Tax Reform which alters significantly the U.S. Federal income tax system, generally beginning in 2018. Given the complexity of this new law, U.S. holders should consult their own tax advisors regarding its potential impact on the U.S. Federal income tax consequences to them in light of their particular circumstances.

This summary is also based in part on representations by JPMorgan Chase Bank, N.A., the depositary for our ADSs, and assumes that each obligation under the Deposit Agreement between us and JPMorgan Chase Bank, N.A. and any related agreement will be performed in accordance with its terms.

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

U.S. Taxation of ADSs

Distributions

Subject to the discussion under “Passive Foreign Investment Companies” below, the gross amount of any distribution, including the amount of any Israeli taxes withheld from these distributions (see “Israeli Tax Considerations”), actually or constructively received by a U.S. holder with respect to ADSs will be taxable to the U.S. holder as a dividend to the extent of our current and accumulated earnings and profits as determined under U.S. Federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as a capital gain from the sale or exchange of property. We do not maintain calculations of our earnings and profits under U.S. Federal income tax principles. If we do not report to a U.S. holder the portion of a distribution that exceeds earnings and profits, the distribution will generally be taxable as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as a capital gain under the rules described above. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution. The U.S. holder will not, except as provided by Section 245 of the Code, be eligible for any dividends received deduction in respect of the dividend otherwise allowable to corporations.

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

Generally, dividends received by a U.S. holder with respect to ADSs will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation. Subject to certain conditions and limitations, any Israeli taxes withheld on dividends at the rate provided by the U.S.-Israel tax treaty may be deducted from taxable income or credited against a U.S. holder’s U.S. Federal income tax liability. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to “passive” income and “general” income. The rules relating to foreign tax credits and the timing thereof are complex. U.S. holders should consult their own tax advisors regarding the availability of a foreign tax credit under their particular situation.

Sale or Other Disposition of ADSs

If a U.S. holder sells or otherwise disposes of its ADSs, gain or loss will be recognized for U.S. Federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and such holder’s adjusted tax basis in the ADSs. Subject to the discussion below under the heading “Passive Foreign Investment Companies,” such gain or loss generally will be a capital gain or loss, and will be long-term a capital gain or loss if the holder had held the ADSs for more than one year at the time of the sale or other disposition. Long-term capital gains realized by individual U.S. holders generally are subject to a lower marginal U.S. Federal income tax rate (currently up to 20%) than the marginal tax rate on ordinary income. In addition to the income tax on gains discussed above, certain non-corporate U.S. holders will also be subject to the 3.8% Medicare tax on net gains as discussed below under “Medicare Tax on Unearned Income”. Under most circumstances, any gain that a holder recognizes on the sale or other disposition of ADSs will be U.S. sourced for purposes of the foreign tax credit limitation and any recognized losses will be allocated against U.S. source income.

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

A U.S. holder who holds shares through an Israeli stockbroker or other Israeli intermediary may be subject to Israeli withholding tax on any capital gain recognized if the U.S. holder does not obtain approval of an exemption from the Israeli Tax Authorities or claim any allowable refunds or reductions. U.S. holders are advised that any Israeli tax paid under circumstances in which an exemption from (or a refund of or a reduction in) such tax was available will not give rise to a deduction or credit for foreign taxes paid for U.S. federal income tax purposes. If applicable, U.S. holders are advised to consult their Israeli stockbroker or intermediary regarding the procedures for obtaining an exemption or reduction.

Medicare Tax on Unearned Income

Certain U.S. holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on all or a portion of their “net investment income,” which includes dividends and net gains from the sale or other dispositions of ADSs (other than ADSs held in a trade or business).

Passive Foreign Investment Companies

For U.S. Federal income tax purposes, we will be considered a passive foreign investment company (“PFIC”) for any taxable year in which either 75% or more of our gross income is passive income, or at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividend, interest, royalty, rent, annuity and the excess of gain over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. Federal income tax purposes, highly complex rules would apply to U.S. holders owning ADSs.

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

General

Market risks relating to our operations result primarily from weak economic conditions in the markets in which we sell our products and changes in interest and exchange rates. To manage the volatility related to the latter exposure, we may enter into various derivative transactions. Our objective is to reduce, where it is deemed appropriate to do so, fluctuations in earnings and cash flows associated with changes in currency exchange rates. It is our policy and practice to use derivative financial instruments only to manage such exposures. We do not use financial instruments for trading purposes and we are not a party to any leveraged derivative.

Foreign Currency Risk

We conduct our business primarily in U.S. dollars but also in the currencies of Israel, United Kingdom, the European Union and India as well as other currencies. Thus, we are exposed to foreign exchange fluctuations, primarily in NIS, GBP, EUR and INR. We monitor foreign currency exposure and from time to time we may use various instruments to preserve the value of sale transactions and commitments, however, this cannot assure us protection against risks of currency fluctuations. For more information regarding foreign currency related risks, please refer to Item 3, “Key Information—General Risks Relating to Our Business” of this annual report. We use currency forward contracts and option contracts in order to protect against the increase in value of forecasted non-dollar currency cash flows and to hedge future anticipated payments.

As of December 31, 2017, we had outstanding currency option and forward contracts to hedge payroll and facilities expenses, denominated in NIS and INR, in the total amount of approximately $54.0 million. The fair value of those contracts was approximately $1.25 million. These transactions were for a period of up to one year.

The following table details the balance sheet exposure (i.e., the difference between assets and liabilities) in our main foreign currencies, as of December 31, 2017, against the relevant functional currency.

	Functional currencies
	(In U.S. dollars in millions)
	USD	GBP	EUR	CAD	MXN	AUD	BRL	SGD	Other currencies
Foreign currencies
USD	-	12.1	(0.8)	(2.9)	1.9	1.2	(2.4)	(1.3)	-
GBP	10.7	-	(0.0)	-	-	-	-	(0.0)	-
EUR	6.8	20.9	-	-	-	-	-	(0.0)	-
CAD	2.4	0.3	-	-	-	-	-	-	-
AUD	3.3	(0.0)	-	-	-	-	-	(0.0)	-
MXN	2.7	0.0	-	-	-	-	-	-	-
CHF	(0.1)	0.4	-	-	-	-	-	-	-
JPY	1.3	(0.0)	-	-	-	-	-	-	-
INR	(6.3)	-	-	-	-	-	-	-	-
SGD	(4.2)	0.1	-	-	-	0.0	-	-	-
HKD	(3.3)	-	-	-	-	-	-	(0.0)	-
ILS	(3.0)	-	-	-	-	-	-	-	-
Other currencies	0.1	0.0	-	-	-	-	-	(0.4)	) (0.0)

The table below presents the fair value of firmly committed transactions for lease obligations denominated in currencies other than the functional currency:

	(In U.S. dollars in millions)
	New Israeli Shekel	Other currencies	Total
Less than 1 year	5.70	0.88	6.58
1-3 years	10.74	1.55	12.29
3-5 years	10.74	1.37	12.11
Over 5 years	-	2.75	2.75
Total	27.18	6.55	33.73

Interest Rate Risk

We are subject to interest rate risk on our investments and on our borrowings.

In November 2016 we completed the acquisition of inContact and utilized $475 million in debt financing with a variable interest rate toward payment of the consideration in the transaction.

As of December 31, 2017 the outstanding principal amount of the term debt was $215 million.

The floating rate term loan is exposed to a market risk due to fluctuations in interest rates which may affect our interest expense.

On January 18, 2017 we issued $287.5 million aggregate principal amount of the Notes. The Notes bear interest at a fixed rate of 1.25% per year.

Our outstanding debt obligations, the corresponding interest rates, currency and repayment schedules as of December 31, 2017 are set forth in the table below in U.S. dollar equivalent terms:

Currency	Total amount	Interest rate	2018	2019	2020	2021	2022	2023 & thereafter
	(U.S. dollars in millions)
Fixed Rate:
USD	$287,500	1.25%						$287,500

Floating Rate:
USD	215,000	3.30%				215,000

Total:	502,500					$215,000		$287,500
Debt issuance costs, net of amortization	(8,668)
Unamortized discount	(46,190)
Total:	$447,642

Our investments are exposed to market risk due to fluctuations in interest rates, which may affect our interest income, interest expense and the fair market value of our marketable securities portfolio.

Our marketable securities portfolio consists of investment-grade corporate debentures, U.S. Government agencies and U.S. treasuries. As of December 31, 2017, 48.4% of our portfolio was in such securities.

We invest in dollar deposits with U.S. banks, European banks, Israeli banks and money market funds. As of December 31, 2017, 51.6% of our portfolio was in such deposits. Since these investments are for short periods, interest income is sensitive to changes in interest rates.

The weighted average duration of the securities portfolio, as of December 31, 2017, is 1.6 years. The securities in our marketable securities portfolio are rated generally as A- according to Standard and Poor’s rating or A3, according to Moody’s rating. Securities representing 3% of the marketable securities portfolio are rated as AAA; securities representing 37% of the marketable securities portfolio are rated as AA; securities representing 59% of the marketable securities portfolio are rated as A; and securities representing 1% of the marketable securities portfolio are rated below A- after being downgraded during the last two years .

The table below presents the fair value of marketable securities which are subject to risk of changes in interest rate, segregated by maturity dates:

	Amortized Cost				Estimated fair value
	Up to 1 year	1-3 years	4-5 years	Total	Up to 1 year	1-3 years	4-5 years	Total
Corporate debentures	63.0	122.5	4.3	189.8	63.0	121.8	4.2	189.0
U.S. treasuries	-	-	7.0		-	-	6.8	6.8
U.S. government agencies	1.0	-	-	1.0	1.0	-	-	1.0
Total	64.0	122.5	11.3	197.8	64.0	121.8	11.0	196.8

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

From January 1, 2017 to December 31, 2017, NICE received from the depositary $123,509 as reimbursement for its expenses incurred in relation to the maintenance and administration of the ADR program.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. Our management based its assessment on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2017, our internal control over financial reporting is effective.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Kost, Forer, Gabbay & Kasierer, a member of EY Global independently assessed the effectiveness of our internal control over financial reporting and has issued an attestation report, which is included under Item 18 on page F-3 of this annual report.

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

Item 16B.  Code of Ethics.

We have adopted a Code of Ethics that applies to our principal executive and financial officers, and that also applies to all of our employees. The Code of Ethics is publicly available on our website at www.nice.com. Written copies are available upon request without charge. If we make any substantive amendments to the Code of Ethics or grant any waiver from a provision of this code to our chief executive officer, principal financial officer or corporate controller, we will either disclose the nature of such amendment or waiver on our website or in our annual report on Form 20-F.

Item 16C.  Principal Accountant Fees and Services.

Fees Paid to Independent Auditors

Fees billed or expected to be billed by Kost, Forer, Gabbay & Kasierer, a member of EY Global, and other members of EY Global for professional services for each of the last two fiscal years were as follows:

Services Rendered	2016 Fees	2017 Fees
Audit (1)	$799,489	$953,414
Audit-related (2)	$560,123	$197,097
Tax (3)	$190,761	$650,119
Total	$1,550,373	$1,800,630

(1)
Audit fees refer to audit services for each of the years shown in this table which include fees associated with the annual audit for each of 2016 and 2017 (including an audit in each such year in accordance with section 404 of the Sarbanes-Oxley Act), certain procedures regarding our quarterly financial results submitted on Form 6-K, consultations concerning financial accounting and various accounting issues and performance of local statutory audits.

(2)
Audit-related fees relate to assurance and associated services that traditionally are performed by the independent auditor, which include due diligence investigations and audit services related to other statutory or regulatory filings, mainly those related to mergers and acquisitions.

(3)
Tax fees refer to professional services rendered by our auditors, which include tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with transfer pricing and global mobility of employees.

Policies and Procedures

Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our external auditors, Kost, Forer, Gabbay & Kasierer, a member of EY Global. The policy, which is designed to ensure that such services do not impair the independence of our auditors, requires pre-approval from the audit committee on an annual basis for the various audit and non-audit services that may be performed by our auditors. If a type of service, that is to be provided by our auditors, has not received such general pre-approval, it will require specific pre-approval by our audit committee. Any proposed services exceeding pre-approved cost levels or budgeted amounts will also require specific pre-approval by our audit committee. The policy prohibits retention of the independent auditors to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public auditors.

Item 16D.   Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

During 2017, we repurchased our ordinary shares as described in the table below.

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number (or approximately dollar value) of shares that may yet be purchased under the plans or programs
	(In U.S. dollars, except share amounts)

January 1 – January 31	2,226	66.54	2,226	161,438,536
February 1 - February 28	9,900	68.89	9,900	160,756,528
March 1 - March 31	127,723	67.65	127,723	152,115,637
April 1 - April 30	96,922	67.80	96,922	145,544,524
May 1 - May 31	-		-	145,544,524
June 1 - June 30	-		-	145,544,524
July 1 - July 31	-		-	145,544,524
August 1 - August 31	56,181	75.94	56,181	141,277,914
September 1 - September 30	-		-	141,277,914
October 1 - October 31	-		-	141,277,914
November 1 - November 30	48,825	84.24	48,825	137,165,086
December 1 - December 31	-		-	137,165,086
Total	341,777	71.45	341,777

On May 6, 2015 our Board of Directors authorized a program to repurchase up to $100,000 of the Company's issued and outstanding ordinary shares and ADRs. On January 10, 2017, we announced that our Board of Directors authorized a program to repurchase up to $150 million of the Company's issued and outstanding ordinary shares and ADRs. This share repurchase program commenced on April 7, 2017 following completion of the prior program. Repurchases may be made from time to time in the open market or in privately negotiated transactions in accordance with applicable securities laws and regulations. The timing and amount of the repurchase transactions will be determined by management and may depend on a variety of factors including market conditions, alternative investment opportunities and other considerations.

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

See pages F-1 through F-64 of this annual report attached hereto.

Item 19.	Exhibits.

Exhibit No.	Description
1.1
Amended and Restated Memorandum of Association, as approved on December 21, 2006 (English translation) (filed as Exhibit 1.1 to NICE Ltd.’s Annual Report on Form 20-F filed with the SEC on June 13, 2007, and incorporated herein by reference).

1.2
Amended and Restated Articles of Association, as amended on December 21, 2016 (filed as Exhibit 1.2 to NICE Ltd.’s Annual Report on Form 20-F filed with the SEC on April 21, 2017, and incorporated herein by reference).

2.1
Form of Share Certificate (filed as Exhibit 4.1 to Amendment No. 1 to NICE Ltd.’s Registration Statement on Form F-1 (Registration No. 333-99640) filed with the SEC on December 29, 1995, and incorporated herein by reference).

2.2
Form of Deposit Agreement including Form of ADR Certificate (filed as Exhibit 1 to NICE Ltd.’s Registration Statement on Form F-6 (Registration No. 333-203623) filed with the SEC on April 24, 2015, and incorporated herein by reference).

4.1	NICE Ltd. 2016 Share Incentive Plan (filed as Exhibit 4.3 to NICE’s Annual Report on Form 20-F filed with the SEC on March 23, 2016, and incorporated herein by reference).
4.2	NICE Ltd. 2008 Share Incentive Plan, as amended (filed as Exhibit 99.1 to NICE’s Immediate Report on Form 6-K filed with the SEC on May 28, 2015, and incorporated herein by reference).
4.3
e-Glue Software Technologies, Inc. 2004 Stock Option Plan, as amended (filed as Exhibit 4.4 to NICE Ltd.’s Registration Statement on Form S-8 (Registration No. 333-168100) filed with the SEC on July 14, 2010, and incorporated herein by reference).

4.4
Fizzback Group (Holdings) Limited Employee Share Option Scheme (filed as Exhibit 4.4 to NICE Ltd.’s Registration Statement on Form S-8 (Registration No. 333-177510) filed with the SEC on October 26, 2011, and incorporated herein by reference).

4.5
Merced Systems, Inc. 2001 Stock Plan (filed as Exhibit 4.4 to NICE Ltd.’s Registration Statement on Form S-8 (Registration No. 333-179408) filed with the SEC on February 7, 2012, and incorporated herein by reference).

4.6
Merced Systems, Inc. 2011 Stock Plan (filed as Exhibit 4.5 to NICE Ltd.’s Registration Statement on Form S-8 (Registration No. 333-179408) filed with the SEC on February 7, 2012, and incorporated herein by reference).

4.7
Causata Inc. 2010 Stock Plan (filed as Exhibit 4.5 to NICE Ltd.’s Registration Statement on Form S-8 (Registration No. 333-191176) filed with the SEC on September 16, 2013, and incorporated herein by reference).

4.8
NICE Ltd.’s Executives & Directors Compensation Policy (filed as Annex A in Exhibit 99.1 of NICE’s Immediate Report on Form 6-K filed with the SEC on June 1, 2015 and incorporated herein by reference).

4.9
inContact, Inc. 2008 Equity Incentive Plan (filed as Exhibit 4.4 to NICE Ltd.’s Registration Statement on Form S-8 (Registration No. 333-191176) filed with the SEC on November 15, 2016, and incorporated herein by reference).

4.10
Nexidia Inc. 2005 Stock Incentive Plan (filed as Exhibit 4.4 to NICE-Systems Ltd.’s Registration Statement on Form S-8 (Registration No. 333-191176) filed with the SEC on March 23, 2016, and incorporated herein by reference).

4.11
Nexidia Agreement and Plan of Merger, dated January 10, 2016 (filed as Exhibit 4.14 to NICE Ltd.’s Annual Report on Form 20-F filed with the SEC on April 21, 2017, and incorporated herein by reference).

4.12	Credit Agreement, dated November 14, 2016 (filed as Exhibit 4.15 to NICE Ltd.’s Annual Report on Form 20-F filed with the SEC on April 21, 2017, and incorporated herein by reference).
4.13	Indenture, dated January 18, 2017 (filed as Exhibit 4.16 to NICE Ltd.’s Annual Report on Form 20-F filed with the SEC on April 21, 2017, and incorporated herein by reference).
4.14	inContact Agreement and Plan of Merger, dated May 17, 2016 (filed as Exhibit 4.17 to NICE Ltd.’s Annual Report on Form 20-F filed with the SEC on April 21, 2017, and incorporated herein by reference).
8.1	List of significant subsidiaries.
12.1	Certification by the Chief Executive Officer of NICE Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
12.2	Certification by the Chief Financial Officer of NICE Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer of NICE Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer of NICE Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of EY Global.
101
The following financial information from NICE Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2017, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2017 and 2016; (ii) Consolidated Statements of Income for the years ended December 31, 2017, 2016 and 2015; (iii) Statements of Changes in Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2017, 2016 and 2015; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015; and (v) Notes to Consolidated Financial Statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

NICE LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NICE Ltd. and its subsidiaries (the “Company") as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2017 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2017 and 2016 and the consolidated result of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 30, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Kost, Forer, Gabbay and Kasierer

KOST FORER GABBAY & KASIERER
A Member of EY Global

We have served as the Company‘s auditor since 1995.

Tel-Aviv, Israel
March 30, 2018

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

NICE LTD.

Opinion on Internal Control over Financial Reporting

We have audited NICE Ltd.'s and its subsidiaries (the “Company") internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and 2016 and the related consolidated statement of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2017 and the related notes and our report dated March 30, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control over Financial Reporting

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

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Kost, Forer, Gabbay and Kasierer

KOST FORER GABBAY & KASIERER
A Member of EY Global

Tel-Aviv, Israel
March 30, 2018

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2017	2016
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$328,302	$157,026
Short-term investments	63,951	30,287
Trade receivables (net of allowance for doubtful accounts of $ 9,554 and $ 7,499 at December 31, 2017 and 2016, respectively)	230,729	260,220
Prepaid expenses and other current assets	70,074	61,700

Total current assets	693,056	509,233

LONG-TERM ASSETS:
Long-term investments	132,820	98,726
Other long-term assets	19,496	18,701
Property and equipment, net	118,275	87,678
Deferred tax assets	11,850	14,093
Other intangible assets, net	551,347	618,735
Goodwill	1,318,242	1,284,710

Total long-term assets	2,152,030	2,122,643

Total assets	$2,845,086	$2,631,876

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2017	2016
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loan	$-	$21,164
Trade payables	29,438	25,634
Deferred revenues and advances from customers	184,564	149,801
Accrued expenses and other liabilities	309,350	276,211

Total current liabilities	523,352	472,810

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	37,550	22,710
Accrued severance pay	17,250	16,885
Deferred tax liabilities	57,796	146,952
Long-term loan	447,642	444,016
Other long-term liabilities	11,935	17,171

Total long-term liabilities	572,173	647,734

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital-
Ordinary shares of NIS 1 par value:
Authorized: 125,000,000 shares at December 31, 2017 and 2016; Issued: 73,455,167 and 72,323,566 shares at December 31, 2017 and 2016, respectively; Outstanding: 60,925,954 and 59,988,783 shares at December 31, 2017 and 2016, respectively	18,595	18,280
Additional paid-in capital	1,420,813	1,317,539
Treasury shares at cost – 12,529,213 and 12,334,783 Ordinary shares at December 31, 2017 and 2016, respectively	(507,705)	(488,573)
Accumulated other comprehensive loss	(32,914)	(46,824)
Retained earnings	850,772	710,910

Total shareholders' equity	1,749,561	1,511,332

Total liabilities and shareholders' equity	$2,845,086	$2,631,876

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2017	2016	2015
Revenues:
Products	$318,946	$306,252	$317,900
Services	652,040	623,783	573,033
Cloud	361,166	85,507	35,934

Total revenues	1,332,152	1,015,542	926,867

Cost of revenues:
Products	51,065	53,032	66,363
Services	225,020	250,022	222,784
Cloud	192,588	34,679	14,435

Total cost of revenues	468,673	337,733	303,582

Gross profit	863,479	677,809	623,285

Operating expenses:
Research and development, net	181,107	141,528	128,485
Selling and marketing	361,328	268,349	225,817
General and administrative	129,071	116,569	90,349
Amortization of acquired intangibles	41,902	17,187	12,528

Total operating expenses	713,408	543,633	457,179

Operating income	150,071	134,176	166,106
Financial income (expenses) and other, net	(20,411)	10,305	5,304

Income before taxes on income	129,660	144,481	171,410
Taxes on income (tax benefit)	(13,631)	21,412	30,832

Net income from continuing operations	143,291	123,069	140,578
Discontinued operations:
Gain on disposal and income (loss) from operations	-	(8,235)	152,459
Taxes on income (tax benefit)	-	(2,086)	34,206

Net income (loss) on discontinued operations	-	(6,149)	118,253

Net income	$143,291	$116,920	$258,831

Basic earnings per share from continuing operations	$2.37	$2.06	$2.36
Basic earnings per share from discontinued operations	$-	$(0.10)	$1.99
Basic earnings per share	$2.37	$1.96	$4.35

Diluted earnings per share from continuing operations	$2.31	$2.02	$2.29
Diluted earnings per share from discontinued operations	$-	$(0.10)	$1.93
Diluted earnings per share	$2.31	$1.92	$4.22

Weighted average number of shares used in computing:
Basic earnings per share	60,444	59,667	59,552

Diluted earnings per share	62,119	61,035	61,281

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015

Net income	$143,291	$116,920	$258,831

Other comprehensive income (loss), net of tax:

Change in foreign currency translation adjustment	13,529	(24,801)	(14,602)

Available-for-sale investments:
Change in net unrealized gains (losses)	(854)	5,102	(2,081)
Less - reclassification adjustment for net gains realized and included in net income	-	(3,388)	(32)

Net change (net of tax effect of $(113), $113 and ($338))	(854)	1,714	(2,113)

Cash flow hedges:
Change in unrealized gains (losses)	6,821	600	(954)
Less - reclassification adjustment for net gains (losses) realized and included in net income	(5,586)	(132)	4,010

Net change	1,235	468	3,056

Total other comprehensive income (loss)	13,910	(22,619)	(13,659)

Comprehensive income	$157,201	$94,301	$245,172

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity

Balance as of January 1, 2017	$18,280	$1,317,539	$(488,573)	$(46,824)	$710,910	$1,511,332

Exercise of share options	315	17,133	-	-	-	17,448
Stock-based compensation	-	56,980	-	-	-	56,980
Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units (147,347 ordinary shares)	-	(3,642)	5,296	-	-	1,654
Equity components of exchangeable note	-	30,895	-	-	-	30,895
Treasury shares purchased	-	-	(24,428)	-	-	(24,428)
Other comprehensive income	-	-	-	13,910	-	13,910
Dividends paid ($ 0.16 per share)	-	-	-	-	(9,637)	(9,637)
Effect of adopting ASU 2016-09: Improvements to Employee Share-Based Payment Accounting (see note 2aa)	-	1,908	-	-	6,208	8,116
Net income	-	-	-	-	143,291	143,291

Balance as of December 31, 2017	$18,595	$1,420,813	$(507,705)	$(32,914)	$850,772	$1,749,561

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity

Balance as of January 1, 2016	$17,977	$1,234,206	$(445,021)	$(24,205)	$632,192	$1,415,149

Exercise of share options	303	23,321	-	-	-	23,624
Equity awards assumed for acquisitions	-	11,675	-	-	-	11,675
Stock-based compensation	-	40,547	-	-	-	40,547
Excess tax benefit from share-based payment arrangements	-	7,868	-	-	-	7,868
Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units (2,290 ordinary shares)	-	(78)	78	-	-	-
Treasury shares purchased	-	-	(43,630)	-	-	(43,630)
Other comprehensive loss	-	-	-	(22,619)	-	(22,619)
Dividends paid ($ 0.64 per share)	-	-	-	-	(38,202)	(38,202)
Net income	-	-	-	-	116,920	116,920

Balance as of December 31, 2016	$18,280	$1,317,539	$(488,573)	$(46,824)	$710,910	$1,511,332

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

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015
Cash flows from operating activities:

Net income	$143,291	$116,920	$258,831
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	156,301	77,801	57,964
Stock-based compensation	56,980	40,547	28,451
Equity in losses of affiliated company	-	-	537
Accrued severance pay, net	(788)	3	104
Amortization of premium and discount and accrued interest on marketable securities	646	2,441	2,799
Deferred taxes, net	(70,805)	(25,905)	10,576
Changes in operating assets and liabilities:
Trade receivables, net	37,735	(31,784)	(56,363)
Prepaid expenses and other current assets	(6,839)	2,078	(1,482)
Trade payables	2,665	4,392	2,166
Accrued expenses and other liabilities	25,541	17,994	38,488
Deferred revenues	41,624	9,379	54,914
Long term liabilities	(5,169)	7,529	2,453
Loss (gain) on disposal of discontinued operations	-	9,148	(147,334)
Realized gain on marketable securities	-	(3,388)	(32)
Amortization of discount on long-term debt	13,547	379	-
Other	(67)	678	256

Net cash provided by operating activities	394,662	228,212	252,328

Cash flows from investing activities:

Purchase of property and equipment	(39,889)	(27,278)	(16,596)
Purchase of investments	(133,423)	(47,221)	(287,593)
Proceeds from investments	64,295	449,880	92,542
Payments for business acquisitions, net of cash acquired	(76,027)	(1,156,249)	-
Investments in affiliates and other purchases	-	(1,500)	(1,500)
Capitalization of internal use software costs	(27,936)	(8,502)	(1,380)
Proceeds (repayment) from sale of discontinued operations	-	(9,148)	186,134

Net cash used in investing activities	(212,980)	(800,018)	(28,393)

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015

Cash flows from financing activities:

Proceeds from issuance of shares upon exercise of options	19,240	23,525	27,532
Purchase of treasury shares	(24,428)	(43,630)	(68,384)
Dividends paid	(9,637)	(38,202)	(38,239)
Capital lease payments	(137)	(1,087)	-
Proceeds from issuance of debt, net of costs	-	464,841	-
Proceeds from issuance of exchangeable senior notes, net	260,135	-	-
Repayment of long-term debt	(260,000)	-	-
Earn out payments related to acquisitions	-	-	(297)

Net cash provided by (used in) financing activities	(14,827)	405,447	(79,388)

Effect of exchange rate changes on cash	4,421	(2,546)	(6,113)

Net change in cash and cash equivalents	171,276	(168,905)	138,434
Cash and cash equivalents at the beginning of the year	157,026	325,931	187,497

Cash and cash equivalents at the end of the year	$328,302	$157,026	$325,931

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Income taxes	$33,029	$28,396	$53,646

Interest	$7,910	$2,201	$107

Non-cash activities:

Net change in other receivables with respect to exercise of share options	$138	$(99)	$434

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.          General:

NICE Ltd. and its subsidiaries (the "Company") is a global enterprise software leader providing solutions for the Customer Engagement and Financial Crime & Compliance markets. The Company’s solutions use advanced omnichannel analytics and automation based on an open cloud platform to improve customer experience as well as prevent financial crime.

The Company’s core mission is to empower organizations to act smarter and respond faster both to provide superior customer service and to prevent financial crime. The Company’s software is used by customer service organizations of enterprises of all sizes and verticals and by compliance and fraud prevention groups in financial institutions.

With an integrated cloud platform and advanced analytics solutions, the Company helps organizations understand their customers, engage their employees and improve their processes. Additionally, the Company helps them predict needs and identify risks to create an exceptional customer experience, prevent fraud and ensure compliance. These capabilities are enhanced through the utilization of advanced automation and artificial intelligence capabilities.

b.	Acquisitions:

1.	Acquisition of inContact:

On November 14, 2016, the Company completed the acquisition of all of the outstanding shares of inContact, Inc. ("inContact"), a leading provider of cloud contact center software and agent optimization tools, for a total consideration of $1,050,054. The acquisition enables the Company to offer a fully integrated and complete cloud contact center where companies can interact with customers.

Upon acquisition, inContact became a wholly-owned subsidiary of the Company. The acquisition was accounted for as a business combination. This method requires, among other things, that assets acquired and liabilities assumed in the business combination be recognized at their fair values as of the acquisition date.

The following table summarizes the components of the purchase consideration transferred:

Cash (*)	$1,039,028
Assumed options and restricted shares (**)	11,026

Total purchase consideration	$1,050,054

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

(*)
Includes cash consideration for the redemption of inContact's convertible bonds in an amount of $139,438 and for inContact's outstanding vested options and restricted shares as of acquisition date which were cancelled and converted into an amount of $25,366 in cash.

(**)
Pursuant to the merger agreement, the Company assumed or replaced all outstanding unvested options, Restricted Stock Awards ("RSAs") and Restricted Stock Units (“RSUs”) and converted them or replaced them with the Company’s options, RSAs and RSUs, as applicable, based on an agreed exchange ratio. Each assumed or replaced option, RSA and RSU is subject to the same terms and conditions, including vesting, exercisability and expiration, as originally applied to any such option, RSA and RSU immediately prior to the acquisition of inContact.

Out of the total estimated fair value of the replacement award, a portion was allocated to the purchase consideration and the remainder was allocated to future services and will be expensed over the remaining service period on an accelerated basis as share-based compensation. The fair value of replacement award was determined using a Black-Scholes-Merton valuation model with the following assumptions: expected life of 12-74 months, risk-free interest rate of 0.58%-1.22%, expected volatility of 21.05%-25.92% and no dividend yield.

The following table summarizes the fair values of the assets acquired and liabilities assumed:

Cash	$37,136
Short term investments	26,714
Trade receivables	40,667
Other receivables and prepaid expenses	10,235
Property and equipment	28,554
Identified intangibles	538,000
Goodwill	559,372

Total assets acquired	1,240,678

Trade payables	(16,337)
Accrued expenses and other liabilities	(22,802)
Deferred revenue	(3,967)
Deferred tax liabilities, net	(147,518)

Total liabilities assumed	(190,624)

Net assets acquired	$1,050,054

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The following table presents details of the identified intangible assets acquired as of the date of the acquisition:

	Fair value	Estimated useful life (in years)

Trademarks	$36,400	2-8
Core technology	353,700	4-8
Customer relationships	147,900	5-7

Total	$538,000

Goodwill generated from this business combination is primarily attributable to synergies between the Company's and inContact's respective products and services. The goodwill is not deductible for income tax purposes.

inContact Inc. constituted approximately 4.2% of the Company's consolidated total assets as of December 31, 2016, and 1.2% attributed to the period from the date of acquisition of the Company's consolidated net income (excluding amortization of related acquired intangible assets) for the year then ended.

The following table presents the unaudited pro forma financial information for the years ended December 31, 2016 and 2015, as if the acquisition occurred on January 1, 2015:

	Year ended December 31
	2016	2015

Revenue	$1,237,329	$1,142,018
Net income	$31,195	$139,123

The unaudited pro forma financial information for the years ended December 31, 2016 and 2015 has been calculated after adjusting the Company's results and those of inContact to reflect the business combination accounting effects resulting from this acquisition as if the acquisition occurred as of January 1, 2015, including: (i) acquisition related transaction costs; (ii) amortization expense from acquired intangible assets; (iii) post acquisition share-based compensation expense; (iv) debt financing costs incurred for the issuance of a loan received as part of the acquisition financing; and (v) the associated tax effect of these unaudited pro forma adjustments. The pro forma financial information is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of 2015.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The fair value of assets acquired and liabilities assumed from the acquisition of inContact was based on a preliminary valuation which has been finalized during 2017 as part of the measurement period (please refer also to note 8). In accordance with ASU 2015-16, measurement period adjustments determined to be material will be recognized in the period in which the Company determines the amounts, including the effect on earnings of any amounts it would have recorded in previous periods if the accounting had been completed at the acquisition date.

2.          Acquisition of Nexidia:

On March 22, 2016, the Company completed the acquisition of Nexidia Inc. ("Nexidia"), a provider of advanced customer analytics. The Company acquired Nexidia for a total consideration of $135,150. The acquisition of Nexidia allows the Company to offer a combined offering, featuring analytics capabilities with accuracy, scalability and performance, enabling organizations to expand their analytics usage in critical business use cases.

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

The results of VPI operations have been included in the consolidated financial statements since March 11, 2016. Pro forma results of operations related to this acquisition have not been prepared because they are not material to the Company's consolidated statement of income.

4.         Acquisitions in 2017:

During 2017 the Company acquired certain companies. These acquisitions were not individually or in aggregate significant. The financial results of the acquired companies are included in the Company’s consolidated financial statements from their respective acquisition dates, and the results from each of these companies were not individually material to the Company’s consolidated financial statements. In the aggregate, the total preliminary purchase price for these acquisitions was approximately $76,870 in cash. The Company preliminarily recorded $2,291 of net tangible liabilities and $51,015 of identifiable intangible assets, based on their estimated fair values, and $28,145 of residual goodwill. The preliminary fair value estimates for the assets acquired and liabilities assumed for these acquisitions completed during 2017 were based upon preliminary calculations and valuations, and the estimates and assumptions for these acquisitions are subject to change as the Company obtains additional information during the respective measurement periods (up to one year from the respective acquisition dates).

5.         Acquisitions related costs:

During 2017 and 2016 acquisition related costs amounted to $970 and $9,348 respectively, and were included in general and administrative expenses. During 2015, the Company did not record any acquisition related costs.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

c.	Discontinued operations:

During 2015, the Company divested its Physical Security as well as its Cyber and Intelligence operations, which were a major part of the Security Solutions segment, to allow it to focus on its core markets as part of the execution of its long-term strategy.

In July 2015 the Company completed the sale of the Cyber and Intelligence operation to Elbit Systems for a total consideration of $151,583, comprised of $111,583 in cash and $40,000 earn out based on future business performance conditions, which were not met.

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

Following the divestiture of one of the discontinued operations, the buyer made certain claims in relation to the transaction in accordance with the procedures set in the acquisition agreement between the parties. During 2016, the parties reached a settlement agreement which resulted in a reduction of the gain on disposal of discontinued operations recorded in discontinued operations. Refer to Note 11c for further details.

Following the sale, Physical Security's and Intelligence's results of operations and statement of financial position balances are disclosed as a discontinued operation, including the resulting gain from sales. All prior periods' comparable results of operation, assets and liabilities have been retroactively included in discontinued operations.

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

The results of the discontinued operations including prior periods' comparable results, assets and liabilities which have been retroactively included in discontinued operations as separate line items in the statements of income and balance sheets are presented below:

	Year ended December 31,
	2017	2016	(*)2015

Revenue	$-	$-	$68,672
Cost of sales	-	-	26,956
Operating expenses	-	850	36,307

Operating income (loss)	-	(850)	5,409
Other income (expenses), net	-	1,763	(284)
Gain (loss) on disposal of the discontinued operations	-	(9,148)	147,334

Income (loss) before taxes on income	-	(8,235)	152,459
Taxes on income (tax benefit)	-	(2,086)	34,206

Net income (loss) on discontinued operations	$-	$(6,149)	$118,253

(*)          Represent the results of the discontinued operations until their disposal.

Depreciation expense totaled $0, $0 and $724 for the years 2017, 2016 and 2015, respectively.

Amortization expense totaled $0, $0 and $4,362 for the years 2017, 2016 and 2015, respectively.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b.	Financial statements in United States dollars:

The currency of the primary economic environment in which the operations of NICE Ltd. and certain subsidiaries are conducted is the U.S. dollar ("dollar"); thus, the dollar is the functional currency of NICE Ltd. and certain subsidiaries.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

NICE Ltd. and certain subsidiaries' transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with ASC 830, "Foreign Currency Matters". All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of income as financial income or expenses, as appropriate.

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

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	20 - 33
Office furniture and equipment	7 - 20
Internal use software	33

Leasehold improvements are amortized by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

g.	Internal use software costs:

The Company capitalizes development costs incurred during the application development stage which are related to internal use technology that supports its cloud services. Under ASC350-40, Internal-Use Software is included in property and equipment, net in the consolidated balance sheets. Capitalization of such costs begins when the preliminary project stage is complete and ceases at the point in which the project is substantially complete and is ready for its intended purpose. Costs incurred in the process of software production are charged to expenses as incurred.

h.	Other intangible assets, net:

Intangible assets are amortized over their estimated useful lives using the straight-line method, at the following annual rates ranges:

%

Core technology	12.5 - 50
Customer relationships	14.7 - 33.3
Trademarks	12.5 - 50
Customer backlog	50 - 100

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Impairment of long-lived assets:

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

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows to the carrying amount of the asset, an impairment charge is recorded for the excess of the carrying amount over fair value. In 2017, 2016 and 2015, no impairment charge was recognized.

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

During the fourth quarter of each of the years presented, the Company performed a qualitative assessment for its reporting units and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required. Accordingly, during the years 2017, 2016 and 2015, no impairment charge was recognized.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Exchangeable senior notes:

The Company applies ASC 815 “Derivative and Hedging” (“ASC 815”) and ASC 470 “Debt (“ASC 470”). Under these standards, the Company separately accounts for the liability and equity components of convertible debt instruments that may be settled in cash in a manner that reflects the Company’s nonconvertible debt borrowing rate. The liability component at issuance is recognized at fair value, based on the fair value of a similar instrument that does not have a conversion feature. The equity component is based on the excess of the principal amount of the debentures over the fair value of the liability component, after adjusting for an allocation of debt issuance costs, and is recorded as capital in excess of par. Debt discounts are amortized as additional non-cash interest expense over the expected life of the debt.

l.	Revenue recognition:

The Company generates revenues from sales of software products, services and cloud, which include software license, SaaS and network connectivity, hosting, support and maintenance, implementation, configuration, project management, consulting, training, as well as hardware sales. The Company sells its products directly through its sales force and indirectly through a global network of distributors, system integrators and strategic partners, all of whom are considered end-users.

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

For multiple element arrangements within the scope of software revenue recognition guidance, revenues are allocated to the different elements in the arrangement under the "residual method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, the Company defers revenue for the fair value of its undelivered elements and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement when the basic criteria in ASC 985-605 have been met. Any discount in the arrangement is allocated to the delivered elements.

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

The Company's SaaS offerings provide customers access to certain of its software within a cloud-based IT environment on a subscription basis, and may also include network connectivity services over Company's network or through third party network connectivity providers on a usage basis. Because such offerings do not grant customers the right to take possession of the software, the Company considers these arrangements to be service contracts which are not within the scope of ASC 985-605. In addition, the Company also derives revenue from professional services included in implementing or improving a customer's cloud software solutions experience.

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

The Company maintains a provision for product returns and other contractual rights which are estimated based on the Company's past experience and are deducted from revenues.

Deferred revenues and advances from customers include payments received from customers, for which revenue has not yet been recognized.

m.	Research and development costs:

Research and development costs (net of grants and capitalized expenses) incurred in the process of software production are charged to expenses as incurred.

n.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". This topic prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized. Deferred tax assets and deferred tax liabilities are presented under long-term assets and long-term liabilities, respectively.

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

The Company's trade receivables are derived from sales to customers located primarily in North America, and in EMEA and APAC. The Company performs ongoing credit evaluations of its customers and insures certain of its receivables with a credit insurance company. A general allowance for doubtful accounts is provided, based on the length of time the receivables are past due.

The Company's marketable securities include investment in corporate debentures and U.S. Treasuries. The Company's investment policy limits the amount that the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

The Company entered into foreign currency forward and option contracts intended to protect cash flows resulting from payroll and facilities related expenses against the volatility in value of forecasted non-dollar currency. The derivative instruments hedge a portion of the Company's non-dollar currency exposure. See Note 10.

q.	Severance pay:

Israeli Severance Pay Law-1963 generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain circumstances. The Company makes ongoing deposits into Israeli employees’ pension plans to fund their severance liabilities. According to Section 14 of the Severance Pay Law, the Company deposits for employees employed by the Company since May 1, 2009 are made in lieu of the Company’s severance liability; therefore no obligation is provided for in the financial statements. Severance pay liabilities for employees employed by the Company prior to May 1, 2009, as well as employees with special contractual arrangements, are provided for in the financial statements based upon the latest monthly salary multiplied by the number of years of employment.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Severance pay expense for 2017, 2016 and 2015 amounted to $9,862, $9,970 and $8,936, respectively.

The Company also has other liabilities for severance pay in other jurisdictions.

The Company provides 401(K) defined contribution plan for the benefit of certain employees in the U.S. Under this plan, contributions are based on specified percentages of pay. In the years 2017, 2016 and 2015, the Company recorded an expense for matching contributions in the amount of $7,044, $3,930 and $4,310, respectively.

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

As the Company’s intention and ability is to settle the convertible debt in cash, the potential issuance of shares related to the convertible debt does not affect diluted shares.

As further described in Note 14, the Company entered into an exchangeable note hedge transaction and warrants transaction. The exchangeable note hedge transaction and the warrants transaction are anti-dilutive and as such are not included in the computation of diluted earnings per share. The number of shares related to outstanding exchangeable note hedge transaction and warrants transaction are 3,457,475 and 3,457,475, respectively.

The weighted average number of shares related to outstanding anti-dilutive options excluded from the calculations of diluted net earnings per share was 249,274, 398,544 and 561,621 for the years 2017, 2016 and 2015, respectively.

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

The Company recognizes compensation expenses for the value of its awards, which have graded vesting, based on the accelerated attribution method over the requisite service period of each of the awards.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model, which requires a number of assumptions: the expected volatility is based upon actual historical stock price movements; the expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding; the risk-free interest rate is based on the yield from U.S. Federal Reserve zero-coupon bonds with an equivalent term; and the expected dividend rate (an annualized dividend yield) is based on the per share dividend declared by the Company's Board of Directors. For information on the Company's dividend payments, see Note 13d.

The Company measures the fair value of restricted stock based on the market value of the underlying shares at the date of grant.

t.	Fair value of financial instruments:

The Company applies ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820"). Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The Company measures its investments in money market funds classified as cash equivalents, marketable securities and its foreign currency derivative contracts at fair value.

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

Advertising expenses are charged to expense as incurred. Advertising expenses for the years 2017, 2016 and 2015 were $13,543, $9,693 and $7,986, respectively.

w.	Treasury shares:

The Company repurchases its ordinary shares from time to time on the open market or in other transactions and holds such shares as treasury shares. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity. The Company reissues treasury shares under the stock purchase plan, upon exercise of options and upon vesting of RSUs. Reissuance of treasury shares is accounted for in accordance with ASC 505-30 whereby gains are credited to additional paid-in capital and losses are charged to additional paid-in capital to the extent that previous net gains are included therein; otherwise to retained earnings.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	Business combination:

The Company applies the provisions of ASC 805, "Business Combination" and allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to future expected cash flows from customer relationships, acquired technology and acquired trademarks from a market participant perspective, useful lives and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

y.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC 220, "Comprehensive Income". Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income relate to gains and losses on hedging derivative instruments and unrealized gains and losses on available for sale marketable securities and changes in foreign currency translation adjustments.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following tables show the components of accumulated other comprehensive income, net of taxes, as of December 31, 2017 and 2016:

	Year ended December 31, 2017
	Unrealized losses on marketable securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total

Beginning balance	$(216)	$(101)	$(46,507)	$(46,824)

Other comprehensive income (loss) before reclassifications	(854)	6,821	13,529	19,496
Amounts reclassified from accumulated other comprehensive income	-	(5,586)	-	(5,586)

Net current-period other comprehensive income (loss)	(854)	1,235	13,529	13,910

Ending balance	$(1,070)	$1,134	$(32,978)	$(32,914)

	Year ended December 31, 2016
	Unrealized gains (losses) on marketable securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total

Beginning balance	$(1,930)	$(569)	$(21,706)	$(24,205)

Other comprehensive income (loss) before reclassifications	5,102	600	(24,801)	(19,099)
Amounts reclassified from accumulated other comprehensive income	(3,388)	(132)	-	(3,520)

Net current-period other comprehensive income (loss)	1,714	468	(24,801)	(22,619)

Ending balance	$(216)	$(101)	$(46,507)	$(46,824)

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Recently adopted accounting standards:

In March 2016, the FASB issued ASU 2016-09, "Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting" ("ASU 2016-09"), which simplified certain aspects of the accounting for share-based payment transactions, including income taxes, classification of awards and classification in the statement of cash flows. ASU 2016-09 became effective for the Company beginning the first quarter of 2017, at which time it changed its accounting policy to account for forfeitures as they occur. The change was applied on a modified retrospective basis with a cumulative effect adjustment to retained earnings of $6,208 as of January 1, 2017. In addition, historically, excess tax benefits or deficiencies from the Company’s equity awards were recorded as additional paid-in capital in its consolidated balance sheets and were classified as a financing activity in its consolidated statements of cash flows. As a result of the adoption, the Company will prospectively record any excess tax benefits or deficiencies from its equity awards as part of its provision for income taxes in its consolidated statements of operations in the reporting periods in which equity vesting occurs. Excess tax benefits for share-based payments are now presented as an operating activity in the statements of cash flows rather than financing activity. The Company elected to apply the cash flow classification requirements related to excess tax benefits retrospectively to all periods presented, which resulted in an increase to cash generated by operating activities and in a decrease to cash generated by financing activities in the consolidated statements of Cash Flows of $7,868 and $7,595 for the years ended December 31, 2016 and December 31, 2015, respectively.

aa.	Recently issued accounting standards, not yet adopted:

In May 2014, the FASB issued Accounting Standards Update 2014-09 ("ASU 2014-09") "Revenue from Contracts with Customers (Topic 606)". ASU 2014-09 supersedes the revenue recognition requirements in "Revenue Recognition (Topic 605)", and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. Subsequently, the FASB issued several additional ASUs related to ASU. 2014-09, collectively they are referred to as the “new revenue standards,” which become effective for the Company beginning January 1, 2018. The Company has adopted the new revenue standards using the modified retrospective transition method.

The Company estimated its analysis of all potential impacts of the new revenue standards. The impacts mainly relate to arrangements that include term-based software licenses, allocation of transaction price to each performance obligation on a relative standalone selling price and capitalization of costs related to obtaining customer contracts. Based on work performed to date, on January 1, 2018 the Company expects to record a cumulative-effect of approximately $39 million attributed to Deferred Revenues and approximately $45 million attributed to costs related to obtaining customer contracts. These amounts will be recorded as adjustment to retained earnings. The impact derives from arrangements that based on "Revenue Recognition (Topic 605)" were to be recognized in future years during 2018 to 2022.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In January 2016, the FASB issued ASU 2016-01, "Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"), which updates certain aspects of recognition, measurement, presentation and disclosure of financial instruments. ASU 2016-01 will be effective for the Company for interim and annual periods beginning on or after January 1, 2018. The Company expects no material impact on its consolidated financial statements.

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

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments." The guidance addresses the classification of cash flow related to (1) debt prepayment or extinguishment costs, (2) settlement of zero-coupon debt instruments or other debt instruments with coupon rates that are insignificant in relation to the effective interest rate of the borrowing, (3) contingent consideration payments made after a business combination, (4) proceeds from the settlement of insurance claims, (5) proceeds from the settlement of corporate-owned life insurance, including bank-owned life insurance, (6) distributions received from equity method investees and (7) beneficial interests in securitization transactions. The guidance also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The guidance will generally be applied retrospectively and is effective for financial statements issued for annual reporting periods beginning after December 15, 2017. The Company expects no material impact on its statement of cash flows upon adoption.

In October 2016, the FASB issued Accounting Standards Update 2016-16, "Income Taxes (Topic 740): Intra-Entity Transfers Other than Inventory" ("ASU 2016-16"), which requires companies to recognize the income-tax consequences of an intra-entity transfer of an asset other than inventory. ASU 2016-16 will be effective for the Company for interim and annual periods beginning after December 15, 2017. The Company expects no material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04 "Intangibles - Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment" ("ASU 2017-04"). ASU 2017-04 eliminates step 2 of the goodwill impairment test, which requires the calculation of the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. ASU 2017-04 is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. The Company is currently evaluating the effect that this guidance will have on its consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In January 2017, the FASB issued ASU 2017-01 "Business Combinations (Topic 805): Clarifying the Definition of a Business" ("ASU 2017-01"), which provides guidance to evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. If substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single asset or a group of similar assets, the assets acquired (or disposed of) are not considered a business. ASU 2017-01 is effective for the Company for fiscal years beginning after December 15, 2017, including interim periods within those periods. The Company expects no material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments - Credit Losses (Topic 326)" ("ASU 2016-13"). The amendments in this update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be of greater use to users of the financial statements. ASU 2016-13 is effective for the Company for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is allowed as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is still evaluating the effect that this guidance will have on the Company’s consolidated financial statements.

In August 2017, the FASB issued ASU 2017-12, "Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities". The objectives of this ASU are to improve the financial reporting of hedging relationships to better portray the economic results of an entity's risk management activities in its financial statements and to make certain targeted improvements to simplify the application of the hedge accounting guidance in current GAAP. ASU 2017-12 is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. The Company is currently evaluating the effect that this guidance will have on its consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	SHORT-TERM AND LONG-TERM INVESTMENTS

Short-term and long-term investments include marketable securities in the amount of $196,771 and $129,013 as of December 31, 2017 and 2016, respectively.

The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of available-for-sale marketable securities as of December 31, 2017 and 2016:

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Estimated fair value (Level 2 within the fair value hierarchy)
	December 31,		December 31,		December 31,		December 31,
	2017	2016	2017	2016	2017	2016	2017	2016

Corporate debentures	$189,836	$122,335	$9	$91	$908	$225	$188,937	$122,201
U.S. Treasuries	7,007	7,008	-	-	170	196	6,837	6,812
U.S. Government Agencies	998	-	-	-	1	-	997	-

	$197,841	$129,343	$9	$91	$1,079	$421	$196,771	$129,013

The scheduled maturities of available-for-sale marketable securities as of December 31, 2017 were as follows:

	Amortized	Estimated
	cost	fair value

Due within one year	$64,055	$63,951
Due after one year through five years	133,786	132,820

	$197,841	$196,771

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values as of December 31, 2017 and 2016 were as indicated in the following tables:

	December 31, 2017
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Corporate debentures	$135,252	$(711)	$49,076	$(198)	$184,328	$(909)
U.S. treasuries	-	-	6,837	(170)	6,837	(170)
U.S. Government agencies	997	-	-	-	997	-

	$136,249	$(711)	$55,913	$(368)	$192,162	$(1,079)

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	SHORT-TERM AND LONG-TERM INVESTMENTS (Cont.)

	December 31, 2016
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Corporate debentures	$19,444	$(137)	$56,799	$(88)	$76,243	$(225)
U.S. treasuries	-	-	6,812	(196)	6,812	(196)

	$19,444	$(137)	$63,611	$(284)	$83,055	$(421)

NOTE 4:-	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2017	2016

Government authorities	$26,275	$23,312
Interest receivable	2,042	804
Prepaid expenses	26,688	24,863
Inventories	9,013	4,716
Prepaid expenses and other current assets of discontinued operations	2,042	3,734
Other	4,014	4,271
	$70,074	$61,700

NOTE 5:-	OTHER LONG-TERM ASSETS

	December 31,
	2017	2016

Severance pay fund	$14,859	$14,701
Long-term deposits	3,637	3,000
Investments in affiliate	1,000	1,000

	$19,496	$18,701

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2017	2016
Cost:
Computers and peripheral equipment	$212,449	$181,738
Internal use software	37,948	9,882
Office furniture and equipment	12,030	13,982
Leasehold improvements	53,266	48,573

	315,693	254,175
Accumulated depreciation:
Computers and peripheral equipment	163,162	139,066
Internal use software	2,924	-
Office furniture and equipment	6,614	7,847
Leasehold improvements	24,718	19,584

	197,418	166,497

Depreciated cost	$118,275	$87,678

Depreciation expense totaled $37,924, $18,422 and $15,575 for the years 2017, 2016 and 2015, respectively.

The Company recorded a reduction of $6,790 and $10,941 to the cost and accumulated depreciation of fully depreciated equipment and leasehold improvements no longer in use for the years ended December 31, 2017 and 2016, respectively.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	OTHER INTANGIBLE ASSETS, NET

a.         Definite-lived other intangible assets:

	December 31,
	2017	2016
Original amounts:
Core technology	$673,291	$623,274
Customer relationships, backlog and distribution network	382,031	372,438
Trademarks	56,196	55,745

	1,111,518	1,051,457
Accumulated amortization:
Core technology	315,665	238,898
Customer relationships and distribution network	225,951	181,123
Trademarks	18,555	12,701

	560,171	432,722

Other intangible assets, net	$551,347	$618,735

b.	Amortization expense amounted to $118,377, $58,968 and $40,055 for the years ended December 31, 2017, 2016 and 2015, respectively.

c.	The Company recorded a reduction $9,677 amounts and accumulated amortization of fully amortized other intangible assets for the years ended December 31, 2016. In 2017 there was no such reduction.

d.	Estimated amortization expense:

For the year ended December 31,

2018	$102,561
2019	99,091
2020	93,837
2021	85,822
2022 and thereafter	170,036

$551,347

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	GOODWILL

Following the Company's acquisitions in 2017, as described in Note 1b, the changes in the carrying amount of goodwill allocated to reportable segments for the years ended December 31, 2017 and 2016 are as follows:

	Year ended December 31, 2017
	Customer Engagement	Financial Crime and Compliance	Total

As of January 1, 2017	$1,022,198	$262,512	$1,284,710

Acquisitions (*)	24,346	-	24,346
Functional currency translation adjustments	7,378	1,808	9,186

As of December 31, 2017	$1,053,922	$264,320	$1,318,242

	Year ended December 31, 2016
	Customer Engagement	Financial Crime and Compliance	Total

As of January 1, 2016	$384,808	$266,304	$651,112

Acquisitions (**)	651,892	-	651,892
Functional currency translation adjustments	(14,502)	(3,792)	(18,294)

As of December 31, 2016	$1,022,198	$262,512	$1,284,710

(*)	Includes a reduction of $3,799 of goodwill in respect of 2016 acquisition resulted from a finalization of purchase price allocation.

(**)	Including a goodwill balance of $559,372 related to the acquisition of inContact.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2017	2016

Employees and payroll accruals	$142,182	$118,599
Accrued expenses	80,893	86,236
Government authorities	79,515	67,218
Accrued expenses and other liabilities of discontinued operations	189	3,077
Other	6,571	1,081

	$309,350	$276,211

NOTE 10:-	DERIVATIVE INSTRUMENTS

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

The Company entered into option and forward contracts to hedge a portion of anticipated New Israeli Shekel ("NIS") and Indian Rupee (INR) payroll and benefit payments as well as facilities related payments. These derivative instruments are designated as cash flow hedges, as defined by ASC 815 and accordingly are measured in fair value. These transactions are effective and, as a result, gain or loss on the derivative instruments are reported as a component of accumulated other comprehensive income (loss) and reclassified as payroll expenses, facility expenses or finance expenses, respectively, at the time that the hedged income/expense is recorded.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	DERIVATIVE INSTRUMENTS (Cont.)

	Notional amount		Fair value (Level 2 within the fair value hierarchy)
	December 31,		December 31,
	2017	2016	2017	2016

Option contracts to hedge payroll
expenses ILS	$4,000	$43,600	46	$107
expenses INR	17,800	12,000	232	4
Option contracts to hedge facility expenses INR	1,846	-	19	-
Forward contracts to hedge payroll
expenses ILS	30,000	52,000	947	(212)
expenses INR	400	-	6	-
Forward contracts to hedge facility expenses ILS	-	2,549	-	10

	$54,046	$110,149	$1,250	$(91)

The Company currently hedges its exposure to the variability in future cash flows for a maximum period of one year. As of December 31, 2017, the Company expects to reclassify all of its unrealized gains and losses from accumulated other comprehensive income to earnings during the next twelve months.

The fair value of the Company's outstanding derivative instruments at December 31, 2017 and 2016 is summarized below:

		Fair value of derivative instruments
		December 31,
	Balance sheet line item	2017	2016
Derivative assets:
Foreign exchange option contracts	Prepaid expenses and other current assets	$297	$111
Foreign exchange forward contracts	Prepaid expenses and other current assets	$953	$10

Derivative liabilities:
Foreign exchange option contracts	Accrued expenses and other liabilities	$-	$-
Foreign exchange forward contracts	Accrued expenses and other liabilities	$-	$(212)

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	DERIVATIVE INSTRUMENTS (Cont.)

The effect of derivative instruments in cash flow hedging relationship on income and other comprehensive income for the years ended December 31, 2017, 2016 and 2015 is summarized below:

	Amount of gain (loss) recognized in other comprehensive income on derivative (effective portion)
	Year ended December 31,
	2017	2016	2015
Derivatives in foreign exchange cash flow hedging relationships:
Forward contracts	$160	$202	$-
Option contracts	1,075	(802)	954

	$1,235	$(600)	$954

Derivatives in foreign exchange cash flow hedging relationships:

		Amount of gain (loss) reclassified from other comprehensive income into income (expenses) (effective portion)
		Year ended December 31,
	Statements of income lime item	2017	2016	2015
Option contracts	Cost of revenues, operating expenses and discontinued operations	$(2,429)	$(132)	$4,010
Forward contracts to hedge payroll expenses	Cost of revenues and operating expenses	(3,157)		-
		$(5,586)	$(132)	$4,010

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company leases office space, office equipment and various motor vehicles under operating leases.

1.	The Company's office space and office equipment are rented under several operating leases.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, were as follows:

2018	$18,150
2019	17,060
2020	14,879
2021	13,207
2022	14,379
2023 and thereafter	19,392

$97,067

Rent expenses for the years 2017, 2016 and 2015 were approximately $14,103, $23,669 and $15,880, respectively.

On October 30, 2015, the Company entered into an agreement to rent new office space in Hoboken NJ, USA. Consequently, in November 2016, the Company ceased using its offices in Paramus, NJ and Manhattan, NY, USA prior to their original contractual termination date, and the Company set to sub-lease its two former facilities in New Jersey and New York for the remainder of their respective lease terms. As a result, the Company recorded an exit activity liability as of December 31, 2016 and recognized rent expenses in the amount of $6,457. In 2017, the Company managed to sub-lease additional space of its former facilities, and as a result, the Company recognized rent income in the amount of $3,067.

2.	The Company leases its motor vehicles under cancelable operating lease agreements.

The minimum payment under these operating leases, upon cancellation of these lease agreements was $ 671 as of December 31, 2017.

Lease expenses for motor vehicles for the years 2017, 2016 and 2015 were $2,656, $2,747 and $5,103, respectively.

b.	Other commitments:

The Company is obligated under certain agreements with its suppliers to purchase licenses and hosting services. These non-cancelable obligations as of December 31, 2017 and 2016 were $30,831 and $22,207, respectively.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.          Legal proceedings:

1.
In May 2009, inContact was served a lawsuit titled California College, Inc., et al., v. UCN, Inc., et al. in connection with the sale of services with those Insidesales.com, Inc. California College originally sought damages in excess of $20,000. Insidesales.com and inContact filed cross-claims against one another, which they subsequently agreed to dismiss with prejudice. In October 2011, California College reached a settlement with Insidesales.com, the terms of which have not been disclosed and remain confidential. In June of 2013, California College amended its damages claim to $14,400, of which approximately $5,000 was alleged to be pre-judgment interest. On September 10, 2013, the court issued an order on inContact's Motion for Partial Summary Judgment. The court determined that factual disputes exist as to several of the claims, but dismissed California College's cause of action for intentional interference with prospective economic relations and the claim for prejudgment interest. Dismissing the claim for prejudgment interest effectively reduced the claim for damages to approximately $9,200. The trial court granted inContact’s motion to stay the trial without date pending an interlocutory appeal to the Utah Supreme Court of the trial court’s ruling with respect to allowing California College’s experts to testify at trial. The briefs were filed in the matter and oral arguments were made in August 2017. The Utah Court of Appeals has yet to rule on the matter. At this stage we are unable to evaluate the probability of a favorable or unfavorable outcome in this litigation.

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

Commencing 2012, NICE Ltd. and its Israeli subsidiary elected the Preferred Enterprise regime to apply under the Law for the Encouragement of Capital Investments (the “Investment Law”). The election is irrevocable. Under the Preferred Enterprise Regime, from 2015 through 2016, NICE Ltd. and its Israeli subsidiary's entire preferred income was subject to the tax rate of 16%.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

In December 2016, the Israeli Knesset passed a number of changes to the Investments Law regimes. These changes came into law in May 2017, retroactively effective beginning January 1, 2017, upon the passing into law of Regulations promulgated by the Finance Ministry to implement the “Nexus Principles” based on OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project. Such Regulations provide rules for implementation of the new beneficial Preferred Technology Enterprise tax regime.

The Company believes it qualifies in tax year 2017 as a Preferred Technology Enterprise and accordingly be eligible for a tax rate of 12% on its preferred technology income, as defined in such regulations, beginning from tax year 2017 and onwards. The Company expects that it will qualify as a Preferred Technology Enterprise in 2018 and subsequent tax years.

Income not eligible for Preferred Enterprise or Preferred Technology Enterprise benefits is taxed at the regular corporate tax rate, which is 24% in 2017, was 25% in 2016 and 26.5% in 2015. This rate is further scheduled to be reduced to 23% in 2018 and thereafter.

Prior to 2012, most of NICE Ltd. and its Israeli subsidiary's income was exempt from tax or subject to reduced tax rates under the Investment Law. Upon distribution of exempt income, the distributing company was subject to reduced corporate tax rates ordinarily applicable to such income under the Investment Law. Currently, income subjected to a reduced tax rate under the Preferred Enterprise and Preferred Technology Enterprise Regime will be freely distributable as dividends, subject to a 20% withholding tax (or lower, under an applicable tax treaty). However, upon the distribution of a dividend from such Preferred Income to an Israeli company, no withholding tax will be imposed.

Pursuant to a temporary tax relief initiated by the Israeli government, a company that elected by November 11, 2013 to pay a reduced corporate tax rate as set forth in the temporary tax relief with respect to undistributed exempt income generated under the Investment Law accumulated by the company until December 31, 2011 is entitled to distribute a dividend from such income without being required to pay additional corporate tax with respect to such dividend. A company that has so elected must make certain qualified investments in Israel over a five-year period. A company that has elected to apply the temporary tax relief cannot withdraw from its election. The election did not require the actual distribution of these previously tax-exempted earnings.

In September 2013, the Company made the election and duly released all of NICE and its Israeli subsidiary’s tax-exempted income through 2011 related to their various pre 2012 programs under the Investment Law. As a result of the election and the related settlement of a routine multi-year tax audit, the Company recorded an expense of $19,200 and paid an amount of approximately $32,000. The Company believes that it has fulfilled its commitment to make certain investments in "industrial projects" (as defined in the Law), as was required to be completed by December 31, 2017. Additionally, the Company believes that this commitment has already been fulfilled during 2013 as part of its existing investment plans. Further to the election, NICE no longer has a tax liability upon future distributions of its tax-exempted earnings, while the Israeli subsidiary may have a tax liability upon future distributions only with respect to its 2012 tax-exempted earnings.

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

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence. The Company's consolidated tax rate depends on the geographical mix of where its profits are earned. Primarily, in 2017, the Company's U.S. subsidiaries are subject to combined federal and state income taxes of approximately 39% and its subsidiaries in the U.K. are subject to corporation tax at a rate of approximately 19%. Neither Israeli income taxes, foreign withholding taxes nor deferred income taxes were provided in relation to undistributed earnings of the Company's foreign subsidiaries. This is because the Company has the intent and ability to reinvest these earnings indefinitely in the foreign subsidiaries and therefore those earnings are continually redeployed in those jurisdictions. As of December 31, 2017, the amount of undistributed earnings of non-Israeli subsidiaries, which is considered indefinitely reinvested, was $ 349,888 with a corresponding unrecognized deferred tax liability of $ 64,144. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

c.	U.S. Tax Reform:

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (the “U.S. Tax Reform”); a comprehensive tax legislation that includes significant changes to the taxation of business entities. These changes include several key tax provisions that might impact the Company, among others: (i) a permanent reduction to the statutory federal corporate income tax rate from 35% to 21% effective for tax years beginning after December 31, 2017; (ii) a partial limitation on the tax deductibility of business interest expense; (iii) a shift of the U.S. taxation of multinational corporations from a tax on worldwide income to a territorial system (along with certain rules designed to prevent erosion of the U.S. income tax base) and (iv) a one-time deemed repatriation tax on accumulated offshore earnings held in cash and illiquid assets, with the latter taxed at a lower rate.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

Due to the timing of the enactment and the complexity involved in applying the provisions of the U.S. Tax Reform, the Company has made reasonable estimates of the effects and recorded provisional amounts in the financial statements as of December 31, 2017. As the Company collects and prepares necessary data, and interprets the U.S. Tax Reform and any additional guidance issued by the U.S. Treasury Department, the IRS, and other standard-setting bodies, the Company may make adjustments to the provisional amounts. Those adjustments may impact the Company's provision for income taxes and effective tax rate in the period in which the adjustments are made. The accounting for the tax effects of the U.S. Tax Reform will be completed in 2018 with accordance with SAB 118.

Provisional amounts for the following income tax effects of the U.S. Tax Reform have been recorded as of December 31, 2017 and are subject to change during 2018.

Deferred tax effects

As a result of the U.S. Tax Reform and the reduced U.S. corporate income tax rate, the Company has remeasured its deferred taxes as of December 31, 2017 to reflect the reduced rate that will apply in future periods, when these deferred taxes are settled or realized. The remeasurement resulted in the Company’s recognition of a deferred tax benefit of $31,000.

As the Company completes its analysis of the U.S. Tax Reform and incorporates additional guidance that may be issued by the U.S. Treasury Department, the IRS or other standard-setting bodies, the Company may identify additional effects not reflected as of December 31, 2017.

d.	Net operating loss carryforward:

As of December 31, 2017, the Company and certain of its subsidiaries had tax loss carry-forwards totaling in aggregate approximately $335,360 which can be carried forward and offset against taxable income. Approximately $69,053 of these carry-forward tax losses have no expiration date, with the balance expiring between 2018 and 2037.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses increasing taxes before utilization.

e.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

	December 31,
	2017	2016
Deferred tax assets:
Net operating losses carryforward and tax credits	$79,196	$82,243
Share based payments	16,142	17,299
Research and development costs	3,606	4,246
Reserves, allowances and other	8,915	8,507

Deferred tax assets before valuation allowance	107,859	112,295
Valuation allowance	(8,853)	(8,839)

Deferred tax assets	99,006	103,456

Deferred tax liabilities:
Acquired intangibles	(142,352)	(231,645)
Acquired deferred revenue	(2,600)	(4,670)

Deferred tax liabilities	(144,952)	(236,315)

Deferred tax liabilities, net	$(45,946)	$(132,859)

	December 31,
	2017	2016

Deferred tax assets	$11,850	$14,093
Deferred tax liabilities	(57,796)	(146,952)

Deferred tax liabilities, net	$(45,946)	$(132,859)

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from tax loss carry forwards and other reserves and allowances due to uncertainty concerning their realization.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

f.	A reconciliation of the Company's effective tax rate to the statutory tax rate in Israel is as follows:

	Year ended December 31,
	2017	2016	2015

Income before taxes on income, as reported in the consolidated statements of income	$129,660	$144,481	$171,410

Statutory tax rate in Israel	24.0%	25.0%	26.5%
Preferred Enterprise benefits (*)	(16.8%)	(8.9%)	(6.1%)
Changes in valuation allowance	0.0%	1.0%	(0.4%)
Earnings taxed under foreign law	(4.6%)	(7.7%)	(4.0%)
Tax settlements and other adjustments	14.3%	5.8%	1.1%
U.S. Tax Reform one-time adjustment	(23.9%)	-	-
Other	(3.5%)	(0.4%)	0.9%

Effective tax rate	(10.5%)	14.8%	18.0%

(*)	The effect of the benefit resulting from the "Preferred Enterprise" status on net earnings per ordinary share is as follows:

	Year ended December 31,
	2017	2016	2015

Basic	$0.36	$0.22	$0.18

Diluted	$0.35	$0.21	$0.17

g.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2017	2016	2015

Domestic	$188,070	$131,111	$122,952
Foreign	(58,410)	13,370	48,458

	$129,660	$144,481	$171,410

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

h.         Taxes on income (tax benefit) are comprised as follows:

	Year ended December 31,
	2017	2016	2015

Current	$57,174	$47,318	$23,978
Deferred	(70,805)	(25,906)	6,854

	$(13,631)	$21,412	$30,832

Domestic	$27,673	$28,097	$24,812
Foreign	(41,304)	(6,685)	6,020

	$(13,631)	$21,412	$30,832

Of which:

	Year ended December 31,
	2017	2016	2015

Domestic taxes:
Current	$22,808	$27,932	$14,860
Deferred	4,865	165	9,952

	27,673	28,097	24,812
Foreign taxes:
Current	34,366	19,386	9,118
Deferred	(75,670)	(26,071)	(3,098)

	(41,304)	(6,685)	6,020

Taxes on income (tax benefit)	$(13,631)	$21,412	$30,832

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

i.          Uncertain tax positions:

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2017	2016

Uncertain tax positions, beginning of year	$26,659	$18,236
Increases in tax positions for prior years	5,105	2,147
Increases in tax positions for current year	15,140	9,926
Settlements	-	(1,331)
Expiry of the statute of limitations	(2,920)	(2,319)

Uncertain tax positions, end of year	$43,984	$26,659

All the Company's unrecognized tax benefits would, if recognized, reduce the Company's annual effective tax rate. The Company has further accrued $1,262 and $206 due to interest and penalties related to uncertain tax positions as of December 31, 2017 and 2016 respectively.

During 2017, prior tax years in the US and the United Kingdom were closed by way of the expiration of the statute of limitations. The Company is currently in the process of routine Israeli income tax audits for the tax years 2013 through 2015. The U.S. subsidiaries are currently in the process of a routine Internal Revenue Service audit of the tax year 2014 consolidated U.S. Federal tax return. As of December 31, 2017, the Company or its subsidiaries are still subject to U.S. federal income tax audits for the tax years of 2014 through 2016 and to other income tax audits for the tax years of 2012 through 2016.

NOTE 13:-	SHAREHOLDERS' EQUITY

a.
The Ordinary shares of the Company are traded on the Tel-Aviv Stock Exchange and its American Depositary Shares (“ADSs”), each representing one fully paid ordinary share, par value NIS 1.00 per share of the Company are traded on NASDAQ.

b.         Share option plans:

2008 and 2016 Share Incentive Plan

In June 2008 the Company adopted the 2008 Share Incentive Plan (the “2008 Plan”) and in February 2016, the Company adopted the 2016 Share Incentive Plan (the “2016 Plan” and together with the 2008 Plan the “Plans”). The Company adopted the Plans to provide incentives to employees, directors, consultants and/or contractors by rewarding performance and encouraging behavior that will improve the Company’s profitability.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

Under each of the Plans, the Company's employees, directors, consultants and/or contractors may be granted any equity-related award, including any type of an option to acquire the Company ordinary shares; share appreciation right; share and/or restricted share award (“RSA”); restricted stock unit (“RSU”) and/or other share unit; and/or other share-based award and/or other right or benefit under the Plans, including any such equity-related award that is a performance based award (each an "Award").

Generally, under the terms of the 2016 Plan, and unless determined otherwise by the Board of Directors, 25% of the restricted share units and par value options granted become vested on each of the four consecutive annual anniversaries following the date of grant. Specifically with respect to options (other than options granted at an exercise price equal to their nominal value), unless determined otherwise by the administrator of the 2016 Plan, 25% of an Award granted becomes exercisable on the first anniversary of the date of grant and 6.25% becomes exercisable once every quarter during the subsequent three years. Certain executive officers are entitled to acceleration of vesting of awards in the event of a change of control, subject to certain conditions. Awards with a vesting period expire six years after the date of grant. Options that are performance-based shall expire seven years following the date of grant. The 2016 Plan provides that the number of shares that may be subject to Awards granted under the 2016 Plan shall be an amount per calendar year, equal to 3.5% of the Company issued and outstanding share capital as of December 31 of the preceding calendar year. Such amount is reset for each calendar year. Awards are non-transferable except by will or the laws of descent and distribution.

Options would be granted at an exercise price equal to the average of the closing prices of one ADR, as quoted on the NASDAQ market, during the 30 consecutive calendar days preceding the date of grant, unless determined otherwise by the administrator of the 2016 Plan (including in some cases options granted with an exercise price equal to the nominal value of an ordinary share).

The Company Board of Directors also adopted an addendum to the 2016 Plan for Awards granted to grantees who are residents of Israel (the "Addendum") and resolved to elect the "Capital Gains Route" (as defined in Section 102(b)(2)) of the Tax Ordinance for the grant of Awards to Israeli grantees. The U.S. addendum of the 2016 Plan provides only for non-qualified stock options for purposes of U.S. tax laws. The 2016 Plan is generally administered by our Board of Directors and compensation committee.

During 2017, we granted 1,099,141 options and restricted share units under the 2016 Plan (which constituted 1.83% of the Company issued and outstanding share capital as of December 31, 2016).

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

Pursuant to the terms of the acquisitions of Actimize Ltd., e-Glue Software Technologies Inc., Fizzback, Merced Causata, Nexidia and inContact, the Company assumed or replaced unvested options, RSAs and RSUs and converted them or replaced them with NICE options, RSAs and RSUs, as applicable, based on an agreed exchange ratio. Each assumed or replaced option, RSA and RSU is subject to the same terms and conditions, including vesting, exercisability and expiration, as originally applied to any such option, RSA and RSU immediately prior to the acquisition.

The fair value of the Company's stock options granted to employees and directors for the years ended December 31, 2017, 2016 and 2015 was estimated using the following assumptions:

	2017	2016	2015

Expected volatility	21.69%-22.90%	21.05%-25.92%	23.02%-27.55%
Risk free interest rate	1.53%-2.00%	0.58%-2.04%	0.76%-1.18%
Expected dividend	0%	0%-1.00%	0%-1.29%
Expected term (in years)	3.5	3.5	3.5

A summary of the Company's stock options activity and related information for the year ended December 31, 2017, is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2017	2,273,664	23.61	4.46	102,652
Granted	444,826	20.75
Exercised	(813,787)	23.35
Forfeited	(224,289)	22.85
Cancelled	(4,284)	15.00

Outstanding at December 31, 2017	1,676,130	23.07	4.45	115,390

Exercisable at December 31, 2017	598,843	33.38	3.45	35,049

The weighted-average grant-date fair value of options granted during the years 2017, 2016 and 2015 was $61.54, $46.24 and $32.58, respectively.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

The total intrinsic value of options exercised during the years 2017, 2016 and 2015 was $42,592, $35,664 and $40,519, respectively.

The options outstanding under the Company's stock option plans as of December 31, 2017 have been separated into ranges of exercise price as follows:

					Weighted
	Options	Weighted		Options	average
	outstanding	average	Weighted	exercisable	exercise
	as of	remaining	average	as of	price of
Ranges of	December 31,	contractual	exercise	December 31,	options
exercise price	2017	term	price	2017	exercisable
		(Years)	$		$

$0.29	922,427	4.46	0.29	197,933	0.29
$0.69	1,888	1.90	0.69	1,888	0.69
$6.72-9.89	8,861	6.66	7.03	6,655	7.12
$11.40-15.16	3,301	2.73	14.09	3,301	14.09
$17.72	934	3.20	17.72	934	17.72
$28.64-42.92	339,873	4.12	39.15	200,777	38.61
$43.01-64.06	211,186	4.52	52.79	90,409	59.11
$64.61-85.14	187,660	4.83	73.63	96,946	69.36

	1,676,130	4.45	23.07	598,843	33.38

A summary of the Company's RSU and the Company's RSA activities and related information for the year ended December 31, 2017, is as follows:

Number of RSU and RSA (*)

Outstanding at January 1, 2017	1,498,643
Granted	654,315
Vested	(456,807)
Cancelled	(250)
Forfeited	(170,889)

Outstanding at December 31, 2017	1,525,012

(*)	NIS 1 par value which represents approximately $0.29

As of December 31, 2017, there was approximately $92,650 of unrecognized compensation expense related to non-vested stock options, RSUs and RSAs, expected to be recognized over a period of up to four years.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2017, 2016 and 2015, was comprised as follows:

	Year ended December 31,
	2017	2016	2015

Cost of revenues	$11,337	$7,878	$3,712
Research and development, net	9,038	5,676	2,161
Selling and marketing	23,107	16,403	11,266
General and administrative	13,498	10,590	10,521

Total stock-based compensation expenses	$56,980	$40,547	$27,660

c.	Treasury shares:

On May 6, 2015 the Company's Board of Directors authorized a program to repurchase up to $100,000 of the Company's issued and outstanding Ordinary shares and ADRs. On January 10, 2017 the Company announced that the Board of Directors authorized a program to repurchase up to an additional $150,000 of the Company's issued and outstanding ordinary shares and ADRs. This share repurchase program commenced on April 7, 2017 following completion of the prior program. Repurchases may be made from time to time in the open market or in privately negotiated transactions and will be in accordance with applicable securities laws and regulations. The timing and amount of the repurchase transactions will be determined by management and may depend on a variety of factors, including market conditions, alternative investment opportunities and other considerations. The programs do not obligate the Company to acquire any particular amount of ordinary shares and ADRs and the program may be modified or discontinued at any time without prior notice.

d.         Dividends:

On February 13, 2013, the Company announced that the Board of Directors had approved a dividend policy under which the Company intended to pay quarterly cash dividends to holders of its ordinary shares and ADRs subject to declaration by the Board from non-taxable approved enterprise earning. Under Israeli law, dividends may be paid only out of total accumulated retained profits and other surplus (as defined in the law) as of the most recent financial statements or as accrued over a period of the last two years, whichever is higher, provided that there is no reasonable concern that the dividend distribution will prevent the Company from meeting its existing and foreseeable obligations as they come due. Dividends are generally declared and paid in U.S. dollars, although the Company may pay such dividends in Israeli currency.

On January 10, 2017 the Company announced its capital return strategy to optimize the Company’s long term growth profile. In connection with adopting this strategy, the Board of Directors eliminated the dividend policy effective in the first quarter of 2017.

The total amount of annual dividend declared and paid in 2017 and 2016 was $0.16, $0.64 per share.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	LONG TERM DEBT

In connection with financing the acquisition of inContact (refer to Note 1b) which closed on November 14, 2016, the Company entered into a Credit Agreement with certain lenders, according to which the following credit facilities were issued: 1) a long term loan of $475,000, and 2) a revolving credit loan of up to $75,000.

The Credit Agreement contains a number of covenants and restrictions that among other things, and subject to certain agreed upon exceptions, require the Company and its subsidiaries to satisfy certain financial covenants and restricts the ability of the Company and its subsidiaries to incur liens, incur additional indebtedness, make loans and investments, engage in mergers and acquisitions, engage in asset sales, declare dividends or redeem or repurchase capital stock, prepay, redeem or purchase subordinated debt and amend or otherwise alter debt agreements, in each case, subject to certain agreed upon exceptions. A failure to comply with these covenants could permit the lenders under the Credit Agreement to declare all amounts borrowed under the Credit Agreement, together with accrued interest and fees, to be immediately due and payable. As of December 31, 2017, the Company was in compliance with all covenants and requirements outlined in the Credit Agreement.

Long term loan

In January 2017, the Company prepaid a principal amount of $260,000 of the amount outstanding under the long term loan. As a result, the remaining principal of $215,000 are due on the final maturity date of the term loan facility.

As of December 31, 2017, the contractual principal payments for the long term loan are $215,000 which are due at December 31, 2021.

The long term loan bears interest through maturity at a variable rate based upon, at the Company's option every interest period, either (a) the LIBOR rate for Eurocurrency borrowing or (b) an Alternate Base Rate ("ABR"), which is the highest of (i) the administrative agent's prime rate, (ii) one-half of 1.00% in excess of the overnight U.S. Federal Funds rate, and (iii) 1.00% in excess of the one-month LIBOR), plus in each case, an applicable margin. The applicable margin for Eurocurrency loans ranges, based on the applicable total net leverage ratio, from 1.25% to 2.00% per annum and the applicable margin for ABR loans ranges, based on the applicable total net leverage ratio, from 0.25% to 1.00% per annum.

Debt issuance costs of $10,158 attributable to the long term loan are amortized as interest expense over the contractual term of the loan using the effective interest rate. Upon pre-payment of the principal $260,000 as mentioned above, the Company amortized $5,300 of debt issuance costs in addition to $1,034 amortization expenses related to debt issuance costs recorded in 2017.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	LONG TERM DEBT (Cont.)

The carrying values of the liability's components are reflected in the Company's accompanying consolidated balance sheets as follows:

	December 31,
	2017	2016

Principal	$215,000	$475,000
Less: Debt issuance costs, net of amortization	(3,486)	(9,820)

Net liability carrying amount	$211,514	$465,180

Interest expense related to the liability is reflected on the accompanying consolidated statements of operations for the years ended December 31:

	December 31,
	2017	2016

Amortization of debt issuance costs	$6,334	$338
Interest expense	5,558	1,266

Total interest expense recognized	$11,892	$1,604

Effective interest rate	3.30%	2.84%

Revolving credit loan

Pursuant to the Credit Agreement, the Company has also been granted a revolving credit facility that entitles the Company to borrow up to $75,000 through December 2021 with interest payable on the borrowed amount set at the same terms as the term loan, as well as a quarterly commitment fee on unfunded amounts ranging from 0.25% to 0.5%, subject to the achievement of certain leverage levels. As of December 31, 2017, no amounts had been funded.

Debt issuance costs of $1,667 attributable to the revolving credit loan are capitalized and amortized as interest expense over the contractual term of the agreement on a straight line basis.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	LONG TERM DEBT (Cont.)

Exchangeable Senior Notes and Hedging Transactions

Exchangeable Senior Notes

In January 2017, the Company issued $287,500 aggregate principal amount of Exchangeable Senior Notes (the “Notes”) due 2024. The following table summarizes some key facts and terms regarding the outstanding exchangeable senior notes:

Due 2024
Issuance date	January 18, 2017
Maturity date	January 15, 2024
Principal amount	$287,500
Cash coupon rate (per annum)	1.25%
Conversion rate effective September 15, 2023 (per $1000 principal amount)	12.026
Effective conversion price effective September 15, 2023 (per ADS)	$83.15

Subject to satisfaction of certain conditions and during certain periods, as defined in the indenture governing the notes, the holders will have the option to exchange the notes for (i) cash, (ii) ADSs or (iii) a combination thereof, at the Company’s election.

NICE may provide additional ADSs upon conversion if there is a "Make-Whole Fundamental Change" in the business as defined in the indenture governing the notes.

The Notes are not redeemable by the Company prior to the maturity date apart from certain cases as defined in the indenture governing the Notes.

Debt issuance costs of $5,791 attributable to the long term loan are amortized as interest expense over the contractual term of the loan using the effective interest rate.

The carrying values of the liability and equity components of the exchangeable senior notes are reflected in the Company's accompanying consolidated balance sheets as follows:

December 31,
2017

Principal	$287,500
Less:
Debt issuance costs, net of amortization	(5,182)
Unamortized discount	(46,190)
Net liability carrying amount	$236,128
Equity component - net carrying value	$51,176

Interest is payable on the debentures semi-annually at the cash coupon rate; however, the remaining debt discount is being amortized as additional non-cash interest expense using an effective annual interest rate equal to the Company's estimated nonconvertible debt borrowing rate at the time of issuance.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	LONG TERM DEBT (Cont.)

Interest expense related to the notes is reflected on the accompanying consolidated statements of operations for the year ended December 31:

Year Ended December 31,
2017

Amortization of debt issuance costs	$609
Non-cash amortization of debt discount	6,278
Interest expense	3,414
Net liability carrying amount	$10,301

Equity component - net carrying value	4.68%

Exchangeable notes hedge transactions

In connection with the pricing of the Notes, the Company has entered into privately negotiated exchangeable note hedge transactions with some of the initial purchasers and/or their respective affiliates (the “option counterparties”).

Subject to customary anti-dilution adjustments substantially similar to those applicable to the Notes, the exchangeable note hedge transactions cover the same number of ADSs that initially underlined the Notes.

The note hedge transactions are expected generally to reduce potential dilution to the ADSs and/or offset potential cash payments the Company is required to make in excess of the principal amount, in each case, upon any exchange of the Exchangeable Notes.

A portion of the call-options can be settled upon a surrender of the same amount of Exchangeable Senior Notes by a Holder. Settlement can be done in cash, ADSs or a combination of both, at NICE’s election.

Concurrently with the Company’s entry into the exchangeable note hedge transactions, the Company has entered into warrant transactions with the option counterparties relating to the same number of ADSs (3,457,475), with a strike price of $101.82 per ADS, subject to customary anti‑dilution adjustments.

The warrants are exercisable for a period of 3 months as of the notes maturity date.

The Company has recorded a net decrease of $20,281 in additional paid in capital, due to its equity components.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	REPORTABLE SEGMENTS AND GEOGRAPHICAL INFORMATION

a.	Reportable segments:

ASC 280, Segment Reporting, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is its Chief Executive Officer.

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

	Year ended December 31, 2017
	Customer Engagement (1) (2)	Financial Crime and Compliance	Not allocated	Total

Revenues	$1,051,350	$280,802	$-	$1,332,152

Operating income	$175,247	$101,774	$(126,951)	$150,071

	Year ended December 31, 2016
	Customer Engagement (1) (2)	Financial Crime and Compliance	Not allocated	Total

Revenues	$754,398	$261,144	$-	$1,015,542

Operating income	$202,893	$89,990	$(158,707)	$134,176

	Year ended December 31, 2015
	Customer Engagement (1) (2)	Financial Crime and Compliance	Not allocated	Total

Revenues	$688,060	$238,807	$-	$926,867

Operating income	$206,994	$73,131	$(114,019)	$166,106

(1)
Includes the results of a certain operation (formerly part of the Security Solutions segment), which was retained following the above mentioned divestiture and integrated within the Customer Engagement operating segment.

(2)	Includes the results of companies which were acquired in 2017 and 2016 and are being integrated within the Customer Engagement segment.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-     REPORTABLE SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

The following presents property and equipment as of December 31, 2017 and 2016, based on operational segments:

	December 31,
	2017	2016

Customer Engagement	$104,981	$68,935
Financial Crime and Compliance	9,636	13,192
Non-allocated	3,658	5,551

	$118,275	$87,678

b.	Geographical information:

Total revenues from external customers on the basis of the Company's geographical areas are as follows:

	Year ended December 31,
	2017	2016	2015

Americas, principally the US	$1,035,871	$720,520	$630,096
EMEA (*)	186,268	189,223	192,640
Israel	3,693	4,295	4,231
Asia Pacific	106,320	101,504	99,900

	$1,332,152	$1,015,542	$926,867

The following presents property and equipment as of December 31, 2017 and 2016, based on geographical areas:

	December 31,
	2017	2016

Americas, principally the US	$70,404	$49,175
EMEA (*)	3,557	3,398
Israel	37,571	28,237
Asia Pacific	6,743	6,868

	$118,275	$87,678

(*)	Includes Europe, the Middle East (excluding Israel) and Africa.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SELECTED STATEMENTS OF INCOME DATA

a.	Research and development, net:

	Year ended December 31,
	2017	2016	2015

Total costs	$211,406	$151,698	$132,039
Less - grants and participations	(2,363)	(1,668)	(2,174)
Less - capitalization of software development costs	(27,936)	(8,502)	(1,380)

	$181,107	$141,528	$128,485

b.	Financial income (expenses) and other, net:

	Year ended December 31,
	2017	2016	2015
Financial income:
Interest and amortization/accretion of premium/discount on marketable securities, net	$2,537	$5,607	$6,844
Exchange rates differences	241	3,961	-
Realized gain on marketable securities	-	3,388	32
Interest	1,149	953	430

	3,927	13,909	7,306
Financial expenses:
Interest	(9,580)	(1,861)	(66)
Debt issuance costs amortization	(6,943)	(338)	-
Exchangeable Senior Notes amortization of discount	(6,278)	-	-
Exchange rates differences	-	-	(731)
Other	(1,518)	(925)	(780)

	(24,319)	(3,124)	(1,577)

Other expenses, net	(19)	(480)	(425)

	$(20,411)	$10,305	$5,304

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SELECTED STATEMENTS OF INCOME DATA (Cont.)

c.	Net earnings per share:

The following table sets forth the computation of basic and diluted net earnings per share:

1.	Numerator:

	Year ended December 31,
	2017	2016	2015

Net income from continuing operations available to ordinary shareholders	$143,291	$123,069	$140,578
Net income from discontinued operations available to ordinary shareholders	-	(6,149)	118,253

Net income to Ordinary shareholders	$143,291	$116,920	$258,831

2.	Denominator (in thousands):

	Year ended December 31,
	2017	2016	2015

Denominator for basic net earnings per share:
Weighted average number of shares	60,444	59,667	59,552
Effect of dilutive securities:
Add - employee stock options and RSU	1,675	1,368	1,729

Denominator for diluted net earnings per share - adjusted weighted average shares	62,119	61,035	61,281

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NICE LTD.

By:	/s/ Barak Eilam
Barak Eilam
Chief Executive Officer

Date:  March 30, 2018