Form 20-F
period 2018-12-31
NICE Ltd.
filed 2019-04-05
CIK 1003935

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 61,769,554 Ordinary Shares, par value NIS 1.00 per share (which excludes 12,597,896 treasury shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒Yes    ☐No

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

☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒           U.S. GAAP
☐           International Financial Reporting Standards as issued by the International Accounting Standards Board
☐           Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow:

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

In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. Many factors could cause the actual results, performance or achievements of NICE to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, competition with existing or new competitors, success and growth of cloud Software-as-a-Service business, dependency on third-party cloud computing platform providers, hosting facilities and service partners, difficulties in making additional acquisitions or effectively integrating acquired operations, rapidly changing technology, cyber security attacks or other security breaches, changes in currency exchange rates and interest rates, privacy concerns and legislation, products, technologies and personnel, whether we are successful in executing our growth strategy, the effects of the recent comprehensive tax reform in the United States and various other factors, both referenced and not referenced in this annual report. These risks are more fully described under Item 3, “Key Information – Risk Factors” of this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. All forward-looking statements are made only as of the date hereof. NICE does not intend or assume any obligation to update these forward-looking statements. Investors should bear this in mind as they consider forward-looking statements and whether to invest or remain invested in NICE’s securities.

In this annual report, all references to “NICE,” “we,” “us,” “our” or the “Company” are to NICE Ltd., a company organized under the laws of the State of Israel, and its wholly owned subsidiaries. For a list of our significant subsidiaries, please refer to page 54 of this annual report.

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

PART I
Item 1.                Identity of Directors, Senior Management and Advisers.

    Not Applicable.

Item 2.                Offer Statistics and Expected Timetable.

Not Applicable.

Item 3.                Key Information.

Selected Financial Data

The following selected consolidated balance sheet data as of December 31, 2017 and 2018 and the selected consolidated statements of income data for the years ended December 31, 2016, 2017 and 2018 have been derived from our audited Consolidated Financial Statements included in this annual report. These financial statements have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP, and audited by Kost, Forer, Gabbay & Kasierer, a member of EY Global. The selected consolidated statements of income data for the years ended December 31, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014, 2015 and 2016 have been derived from other Consolidated Financial Statements not included in this annual report and have also been prepared in accordance with U.S. GAAP and audited by Kost, Forer, Gabbay & Kasierer, a member of EY Global. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, “Operating and Financial Review and Prospects”, the Consolidated Financial Statements and notes thereto and other financial information included elsewhere in this annual report.

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(U.S. dollars in thousands, except per share data)
OPERATING DATA:
Revenues
Products	$289,560	$317,900	$306,252	$318,946	$263,805
Services	543,548	573,033	623,783	652,040	719,531
Cloud	38,887	35,934	85,507	361,166	461,183
Total revenues	871,995	926,867	1,015,542	1,332,152	1,444,519
Cost of revenues
Products	63,919	66,363	53,032	51,065	31,065
Services	226,499	222,783	250,022	225,020	229,671
Cloud	13,093	14,436	34,679	192,588	236,079
Total cost of revenues	303,511	303,582	337,733	468,673	496,815
Gross profit	568,484	623,285	677,809	863,479	947,704
Operating expenses:
Research and development, net	123,141	128,485	141,528	181,107	183,830
Selling and marketing	231,097	225,817	268,349	361,328	370,659
General and administrative	83,360	90,349	116,569	129,071	153,323
Amortization of acquired intangible assets	19,157	12,528	17,187	41,902	42,276
Restructuring expenses	5,435	-	-	-	-
Total operating expenses	462,190	457,179	543,633	713,408	750,088
Operating income	106,294	166,106	134,176	150,071	197,616
Financial and other income (expense), net	3,765	5,304	10,305	(20,411)	(10,901)
Income before taxes on income	110,059	171,410	144,481	129,660	186,715
Taxes on income (tax benefits)	9,909	30,832	21,412	(13,631)	27,377
Net income from continuing operations	100,150	140,578	123,069	143,291	159,338
Discontinued operations:
Gain on disposal and income (loss) from discontinued operations	4,965	152,459	(8,235)	-	-
Taxes on income (tax benefits)	2,040	34,206	(2,086)	-	-
Net income from discontinued operations	2,925	118,253	(6,149)	-	-
Net income	103,075	258,831	116,920	143,291	159,338

Basic earnings per share from continuing operations	$1.69	$2.36	$2.06	$2.37	$2.60
Basic earnings per share from discontinued operations	$0.05	$1.99	$(0.10)	$-	$-
Basic earnings per share	$1.74	$4.35	$1.96	$2.37	$2.60
Weighted average number of shares used in computing basic earnings per share (in thousands)	59,362	59,552	59,667	60,444	61,387
Diluted earnings per share from continuing operations	$1.64	$2.29	$2.02	$2.31	$2.52
Diluted earnings per share from discontinued operations	$0.05	$1.93	$(0.10)	$-	$-
Diluted earnings per share	$1.69	$4.22	$1.92	$2.31	$2.52
Weighted average number of shares used in computing diluted earnings per share (in thousands)	60,895	61,281	61,035	62,119	63,309

	At December 31,
	2014	2015	2016	2017	2018
	(U.S. dollars in thousands)
BALANCE SHEET DATA*:
Working capital**	$107,090	$256,089	$13,713	$132,154	$201,217
Total assets	1,632,952	1,849,613	2,631,876	2,845,086	3,207,366
Shareholders’ equity	1,213,456	1,415,149	1,511,332	1,749,561	2,016,613

*Including assets and liabilities that are accounted for as discontinued operations.
**Including deferred revenues and advances from customers that are classified as long-term liabilities.

Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the Securities and Exchange Commission (“the SEC”), including the following risk factors which we face, and which are faced by our industry. The risks and uncertainties described below are not the only ones facing us. Other events, circumstances or factors that we do not currently anticipate or that we currently do not deem to be material risks may also affect our business, results of operations and financial condition. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks.

Risks Relating to our Business, Competition and Markets

Conditions and changes in the local and global economic environments may adversely affect our business and financial results.

Adverse economic conditions in markets or regions in which we operate can harm our business. Our results of operations can be affected by adverse changes in local and global economic conditions, slowdowns, recessions and economic instability. To the extent that our business suffers as a result of such unfavorable economic and market conditions, our operating results may be materially adversely affected. In particular, enterprises may reduce spending in connection with their contact centers, financial institutions may reduce spending in relation to trading floors and operational risk management (as IT-related capital expenditures are typically lower priority in times of economic slowdowns), and our customers may prioritize other expenditures over our solutions. In addition, enterprises’ ordering and payment patterns are influenced by market conditions and could cause fluctuations in our quarterly results. If any of the above occurs, and our customers or partners significantly reduce their spending or significantly delay or fail to make payments to us, our business, results of operations, and financial condition would be materially adversely affected.

Disruption to the global economy could also result in a number of follow-on effects in addition to a slow-down in our business, including a possible (i) negative impact on our liquidity, financial condition and share price, which may impact our ability to raise capital in the market, obtain financing and secure other sources of funding in the future on terms favorable to us, and (ii) decreases in the value of our assets that are deemed to be other than temporary, which may result in impairment losses.

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

•	fluctuations in currency exchange rates;

•	longer payment cycles in certain countries in our geographic areas of operations;

•	potential adverse tax consequences, including the complexities of foreign value added tax systems;

•	political instability, terrorism or the threat of terrorism and general security concerns;

•	political unrest, armed conflicts or natural disasters around the world;

•	reduced or limited protection for intellectual property rights in some countries; and

•	general difficulties in managing our global operations.

On June 23, 2016, the United Kingdom (the “U.K.”) held a referendum in which voters approved an exit from the European Union (the “E.U.”), commonly referred to as “Brexit”, and on March 29, 2017 the U.K. delivered to the E.U. the official separation notice in accordance with Article 50 of the Lisbon Treaty. With negotiations continuing and the U.K. presently scheduled to leave the E.U. in the spring of 2019, we are accelerating plans for an event in which the U.K. and E.U. do not reach an agreement regarding their relationship prior to Brexit. Although it is still unknown what the exact terms of separation will be and what the interactions between the U.K. and E.U. countries will be going forward, it is likely that there will be greater restrictions on imports and exports between the U.K. and E.U. countries and increased regulatory complexities. In addition, as a result of such separation, traditional financial centers may shift to different locations within the E.U., in which we have little or no presence. These changes may impact our business in the U.K. and E.U. and therefore may adversely affect our operations and financial results.

The U.S. administration is renegotiating certain existing international trade agreements, adopting a new trade policy, and implementing changes in trade policies and governmental regulations. All of these could result in the increase of our costs and decrease of our margins. We do not know at this time what additional changes, if any, the U.S. administration will make, and what the impact on us of any of those changes may be. However, any such changes may have a significant impact on our business and operation, which may adversely affect our financial results.

Changes in the political or economic environments, business spending, and the availability and cost of capital in the countries in which we operate, especially in Israel and the U.S., including the impact of such changes on foreign currency rates and interest rates, and the impact of economic conditions on underlying demand for our products and services, could have a material adverse effect on our financial condition, results of operations and cash flow.

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

In addition, local business practices in jurisdictions in which we operate, and particularly in emerging markets, may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery laws and regulations (including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act) to which we are subject. Although we implement policies and procedures designed to ensure compliance with these laws, we cannot guarantee that none of our employees, contractors and agents, as well as those companies to which we outsource certain of our business operations, will not take actions in violation of our policies or applicable law. Any such violation could have an adverse effect on our business and reputation and may expose us to criminal or civil enforcement actions, including penalties and fines.

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

In recent years, some of our competitors have increased their presence in our markets through internal development, partnerships and acquisitions. Infrastructure vendors, including suppliers of telecommunication infrastructure equipment and services, have decided or may decide in the future to enter our market space and compete with us by offering comprehensive solutions. Moreover, major enterprise software vendors, such as those from the traditional enterprise business intelligence and business analytics sector or Customer Relationship Management (“CRM”), have entered or may decide to enter our market space and compete with us, either by internal development of comprehensive solutions or through acquisition of any of our existing competitors. If we are not able to compete effectively with these market entrants or other competitors, we may lose market share and our business, financial condition or results of operations could be adversely affected.

In light of the intense competition in our markets, successful development, positioning and sales execution of our products is a critical factor in our ability to successfully compete and maintain growth. Therefore, we must continue making significant expenditures on research and development, marketing and sales to compete effectively. In addition, our software solutions may compete with software developed internally by potential clients, as well as software and other solutions offered by competitors. We cannot ensure that the market awareness or demand for our new products or applications will grow as rapidly as we expect, or that the introduction of new products or technological developments by others will not adversely impact the demand for our products.

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

Our cloud-based business has grown significantly as a result of our November 2016 acquisition of inContact Inc. (“inContact”) and our internal development efforts, and therefore we are more dependent now on the success and profitability of this area of our business. If we are not able to compete effectively, generate significant revenues or maintain the profitability of our cloud offerings, or if we do not successfully execute our cloud strategy or anticipate the cloud needs of our customers, our reputation as a cloud services provider could be harmed and our revenues and profitability could decline.

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

Further, cloud computing may make it easier for new competitors to enter our markets due to the lower up-front technology costs and easier implementation and for existing market participants to compete with us on a greater scale. Such increased competition is likely to heighten the pressure to decrease pricing, which could have a negative effect on our revenues, profitability and results of operations.

The business model of our cloud offerings differs from the business model for the sale of products and services. Our cloud offerings are generally purchased by customers on a subscription basis and revenues from these offerings are generally recognized ratably over the term of the subscriptions. Therefore, the shift to SaaS-based sales could result in a delay in revenue recognition and materially adversely affect our results of operations and our rate of growth and profitability.

Moreover, the deferred revenue that results from sales of some of our cloud offerings may prevent any deterioration in sales activity associated with our cloud offerings from becoming immediately observable in our consolidated statement of operations. This is in contrast to revenues associated with our software licenses arrangements, in which new software license revenues are generally recognized in full at the time of delivery of the related software licenses. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription period.

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

If our security measures or those of our third-party hosting facility providers, cloud computing platform providers, or third-party service partners are breached, and unauthorized access is obtained to customers’ data, our data or our IT systems, our services may be perceived as not being secure, customers may stop using our services, and we may incur significant legal and financial exposure and liabilities.

Our services involve the storage and transmission of customers’ and their end users’ proprietary and other sensitive information, including financial information and other personally identifiable information. Security breaches could expose us to a risk of loss of this information, litigation and possible liability. While we have security measures in place, we may from time to time be subject to breaches due to third-party action, including intentional misconduct by computer hackers, employee error, malfeasance or otherwise and result in someone obtaining unauthorized access to our IT systems, our customers’ data or our data, including our intellectual property and other confidential business information.

In addition, some of our customers use our products to compile and analyze highly sensitive or confidential information. We may encounter such information or data when we perform service or maintenance functions for our customers. While we have internal policies and procedures for employees in connection with performing these functions, the perception or fact that any of our employees has improperly handled sensitive information of a customer or a customer’s end user could negatively affect our business.

Cyber security attacks are becoming increasingly sophisticated and, in many cases, may not be identified until a security breach occurs. If we fail to recognize and deal with such security attacks and threats and if we fail to update our products and solutions and prevent such threatened attacks in real time to protect our customers’ or other parties’ sensitive information, whether retained in our systems or by our customers using our products and services, our business and reputation will be harmed. The costs of recognizing and addressing security attacks and threats, and updating our products and solutions, may be significant.

Third parties may attempt to breach our security measures or inappropriately take advantage of our solutions, including our SaaS and hosting services, through computer viruses, electronic break-ins and other disruptions. Additionally, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information to gain access to our customers’ data, our data or our systems. Furthermore, our customers may authorize third party technology providers to access their customer data, and some of our customers may not have adequate security measures in place to protect their data that is stored on our services. Because we do not control our customers or third-party technology providers, or the processing of such data by third-party technology providers, we cannot ensure the integrity or security of such transmissions or processing. Malicious third parties may also conduct attacks designed to temporarily deny customers access to our services. Any security breach could result in a loss of confidence in the security of our services, damage our reputation, negatively impact our future sales, disrupt our business and lead to legal liability.

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

Cloud-based services may have errors or defects that could result in unanticipated downtime for our subscribers and harm to our reputation and our business. From time to time we have found defects in, and experienced disruptions to, our services, and new defects or disruptions may occur in the future. In addition, our customers may use our services in unanticipated ways that may cause a disruption in services for other customers attempting to access their data. As our customers use our services for important aspects of their business, any errors, defects, disruptions in service or other performance problems could harm our reputation and may damage our customers’ businesses. As a result, customers could elect to not renew our services or delay or withhold payment to us. We could also lose future sales or customers may make warranty or other claims against us, which may harm our business and adversely affect our results.

We currently serve our customers from third-party data center hosting facilities and cloud computing platform providers. While we have security measures in place, they may be breached because of third-party action, including intentional misconduct by computer hackers, employee error, malfeasance or otherwise and result in someone obtaining unauthorized access to our or our third-party vendors’ systems and infrastructure. This could result in interruptions in our services, which may cause us to issue credits or pay penalties, cause customers to terminate their subscriptions and adversely affect our attrition rates and our ability to attract new customers, all of which would reduce our revenues. Also, we may not be entitled to indemnification or to recuperate any such loss or damage from third party service providers, which may result in us bearing alone the burden of any such liability or losses.

Facilities at which customer data is stored or through which we render our services may be vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. These facilities may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct, as well as legal or administrative actions or requirements that may limit or delay operation at the facilities. Despite precautions taken at these facilities, the occurrence of such damage or interruption, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities, could result in lengthy interruptions in our services. Even with disaster recovery and business continuity arrangements in place, our services could be interrupted.

We are also dependent on our computer databases, billing systems and accounting computer programs, network and computer hardware that houses these systems to effectively operate our business and market our services. Our clients may become dissatisfied by any system failures that interrupt our ability to provide our service to them. Substantial or repeated system failures would significantly reduce the attractiveness of our services. Therefore, significant disruption or failure in the operation of these systems could adversely affect our business and results of operations.

Privacy concerns and legislation, evolving regulation of cloud computing, cross-border data transfer restrictions and other regulations may limit the use and adoption of our services and adversely affect our business.

Governments are adopting new laws and regulations addressing data privacy and the collection, processing, storage and use of personal information. In some cases, foreign data privacy laws and regulations, such as the European Union’s General Data Protection Directive (“GDPR”), and the country-specific laws and regulations that implement that directive, also govern the processing of personal information. These and other requirements could reduce demand for our services or restrict our ability to store and process data or, in some cases, impact our ability to offer some of our solutions and services in certain locations or our customers’ ability to deploy our solutions globally.

In addition, regulatory issues relating to the Internet, in general, could affect our ability to provide our services. In the United States, legislation has been adopted that regulates certain aspects of the Internet, including online content, user privacy, taxation, liability for third-party activities and jurisdiction.

Furthermore, our customers expect us to meet voluntary certification or other standards established by third parties. If we are unable to maintain these certifications or meet these standards, it could adversely affect our ability to provide our solutions to certain customers and could harm our business. Even the perception that the privacy of personal information is not satisfactorily protected or does not meet regulatory requirements could inhibit sales of our products or services and could limit adoption of our cloud-based solutions.

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

Our success depends on our ability to execute our growth strategy effectively and efficiently. If we are unable to execute our growth strategy successfully and properly manage our investments and expenditures, our results of operations and stock price may be materially adversely affected. In addition, as a result of the execution of our growth strategy, our short-term profitability may be negatively impacted, including as a result of an acquisition.

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

Other risks commonly encountered with acquisitions include the effect of acquisitions on our financial and strategic position, the inability to integrate successfully or commercialize acquired technologies and achieve expected synergies or economies of scale on a timely basis and the potential impairment of acquired assets. Further, we may not be able to retain the key employees that may be necessary to operate the businesses we acquire and we may not be able to attract, in a timely manner, new skilled employees and management to replace them.

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

We often compete with others to acquire companies, and such competition may result in decreased availability of, or an increase in price for, suitable acquisition candidates. We also may not be able to consummate acquisitions or investments that we have identified as crucial to the implementation of our strategy for other commercial or economic reasons. Further, we may not be able to obtain the necessary regulatory approvals, including those of competition authorities and foreign investment authorities, in countries where we seek to consummate acquisitions or make investments. For those and other reasons, we may ultimately fail to consummate an acquisition, even if we announce the intended acquisition. Also, even if we do consummate acquisitions, we may do so on less favorable terms and/or may be subject to certain conditions or commitments imposed by such authorities and agencies that may impact post-acquisition integration or have an adverse effect on our business.

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

While no single customer accounted for more than five percent of our aggregate revenues in 2018, we do have a small number of significant customers in each sector of our business, each of which could be material to a particular area of our business.

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

The growth of new communication channels could require substantial modification and customization of our current cross-channel products, as well as the introduction of new multi-channel products. Also, new products and technologies are being used by our customers to communicate with their customers, e.g., use of chatbots, conversational bots and other digital engagement channels. Such introduction of new products and technologies may change the usage patterns of our products and applications by our customers, which may result in some of our products and applications becoming obsolete. We may not be able to timely and effectively address such market trends and needs.

Further, customer adoption of these new technologies may be slower than we anticipate. We cannot assure you that the market or demand for our products and solutions will be sustained or grow as rapidly as we expect (if at all), that we will successfully develop new products or introduce new applications for existing products, that such new products and applications will achieve market acceptance, or that the introduction of new products or technological developments by others will not render our products obsolete. In addition, our products must readily integrate with major third-party telephone, security, front-office and back-office systems. Any changes to these third-party systems could require us to redesign our products, and any such redesign might not be possible on a timely basis or achieve market acceptance. Our inability to develop products that are competitive in technology and price and responsive to customer needs could have a material adverse effect on our business, financial condition and results of operations.

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

We sell some of our products, either directly or through our other distribution channels, to customers who use infrastructure of our distributors or of other vendors or operate in their environment. To the extent that certain infrastructure vendors do not allow or support the integration of our products with their infrastructure or products or use other means to prevent us from selling our products to such customers, we may experience a reduction in sales to these customers, which is broader than such infrastructure vendors’ direct business with us. This could impact our ability to attract new customers that use such infrastructure products or continue rendering maintenance services and other services and generate recurring sales to existing customers. As a result, we could lose customers and market share, which could have a material adverse effect on our business, financial condition, or results of operation.

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

For our business in the unified communications market, we leverage the infrastructure of third-party network service providers to provide telephone numbers, public switched telephone network call termination and origination services, and local number portability for our customers rather than deploying our own network throughout the United States. If any of these network service providers ceases operations or otherwise terminate the services that we depend on, the delay in switching our technology to another network service provider, if available, could have an adverse effect on our business, financial condition or operating results.

Interruptions or delays in our services through error, security breaches, cyber-attacks or the occurrence of unforeseeable events, could harm our ability to deliver our services, which could harm our relationships with customers and subject us to liability.

We provide some of our services through computer hardware that we own and that is currently located in third-party web hosting co-location facilities maintained and operated in various locations globally. Our hosting providers do not guarantee that our customers’ access to our solutions will be uninterrupted, error-free or secure. Our operations depend on our providers’ ability to protect their and our systems in their facilities against damage or interruption from natural disasters, power or network connectivity failures, criminal acts, including cyber-attacks, and similar events. Our back-up computer hardware and systems may not have sufficient capacity to recover all data and services in the event of an outage occurring simultaneously at all facilities. In the event that our hosting facility arrangements were terminated, or there was a lapse of service or accidental or willful damage to such facilities, we could experience lengthy interruptions in our service as well as delays and/or additional expense in arranging new facilities and services. Any or all of these events could cause our customers to lose access to the services they are purchasing from us. In addition, the failure by our third-party hosting facilities to meet our capacity requirements could result in interruptions in our service or impede our ability to scale our operations.

Design and mechanical errors, spikes in usage volume and failure to follow system protocols and procedures and cyber-attacks could cause our systems to fail, resulting in interruptions in our customers’ service to their customers. Any interruptions or delays in our services, whether as a result of third-party error, our own error, natural disasters, security breaches or cyber-attacks, and whether accidental or willful, could harm our relationships with customers and our reputation. This in turn could cause a reduction in our revenue, subject us to liability, and cause us to issue credits or pay penalties or cause customers to fail to continue service, any of which could adversely affect our business, financial condition and results of operations. In the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur.

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

We generally provide forecasts as to expected future revenues in the coming fiscal quarters and fiscal year. Our revenue and operating results can vary and have varied in the past, sometimes substantially, from one quarter to another. These forecasts are based on management estimation and expectations, our then-existing backlog and an analysis of assumptions and assessments that may not materialize or end up being inaccurate. We may not meet our expectations or those of industry analysts in a particular future quarter. Our quarterly operating results may be subject to significant fluctuations due to the following factors: the timing and size of customer orders, delays in issuance or shifting of customer orders (as often happens when customers postpone their buying decisions to the end of the budgetary year), variations in distribution channels, mix of products and services, new product introductions, competitive pressures and general economic conditions. It is difficult to predict the exact mix of products and services for any period, as well as within the product category between interaction-related platforms and related applications and transactional related platforms and applications. Changes in the mix of products and services across our different business lines may significantly impact our revenues. Further, the period of time from order to delivery of our platforms and applications is short, and therefore our backlog for such products is currently, and is expected to continue to be, small and substantially unrelated to the level of sales in subsequent periods.

In addition, we derive a substantial portion of our sales through indirect channels, making it more difficult for us to predict revenues because we depend partially on estimates of future sales provided by third parties. Changes in our arrangements with our network of channel partners or in the products they offer, such as the introduction of new support programs for our customers, which combines support from our channel partners with back-end support from us, could affect the timing and volume of orders. Furthermore, our expense levels are based, in part, on our expectations as to future revenues. If our revenue levels are below expectations, our operating results are likely to be adversely affected, as most of our expenses are not variable in the short term.

Fluctuations in our results of operations may result from, among other things, our ability to retain and increase sales to existing customers, attract new customers and satisfy our customers’ requirements, the timing and success of new product introductions and enhancements or product initiation by our competitors, the purchasing and budgeting cycles of our customers and general economic, industry and market conditions. Additionally, as a high percentage of our expenses, particularly employee compensation and other overhead costs, are relatively fixed, a variation in the level of sales, especially at or near the end of any quarter, may have a material adverse impact on our quarterly operating results.

While seasonality and other factors mentioned above are common in the software and technology industry, this pattern should not be considered a reliable indicator of our future revenue or financial performance. Many other factors, including general economic conditions, may also have an impact on our business and financial results.

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

In addition, due to our growth, or as a result of regular recruitment, we will be required to hire and integrate new employees. Recruiting and retaining qualified engineers and computer programmers to perform research and development and to commercialize our products, as well as qualified personnel to market and sell those products, are critical to our success. As of December 31, 2018, approximately 27% of our employees were devoted to research and product development and approximately 21% were devoted to marketing and sales. There can be no assurance that we will be able to successfully recruit and integrate new employees.

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

We rely on software from third parties. If we lose the right to use that software, we would have to spend additional capital to redesign our existing software to adhere to new third-party providers or develop new software.

We integrate and utilize various third-party software products as components of our products and solutions to enhance their functionality. Our business could be disrupted if functional versions of these software products were either no longer available to us or no longer made available to us on commercially reasonable terms. Also, in the event that any of these third-party vendors is unable to meet our requirements in a timely manner or that our relationship with any such vendor is terminated, we may experience disruption in our business until an alternative source of supply can be obtained. Any disruption, or any other interruption in a vendor’s ability to provide components to us, could result in delays in making product deliveries or inability to deliver, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, some of our third-party vendors use proprietary technology and software code that could require significant redesign of our products in the case of a change in vendor. If we lost the right to use such third-party software, we would be required to spend additional capital to either redesign our software to function with alternate third-party software or develop these components ourselves. As a result, we might be forced to limit the features available in our current or future products and solutions offerings and the commercial release of our products and solutions could be delayed.

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

Our debt could adversely affect our financial condition and impact our business needs and plans.

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

•
require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby limiting the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	expose us to interest rate fluctuations since the interest on the Credit Agreement is imposed at variable rates;

•	make it more difficult for us to satisfy our obligations to our lenders, resulting in possible defaults on and acceleration of such debt;

•	limit to some extent our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt and comparable resources;

•	limit to some extent our ability to borrow additional funds as needed;

•	restrict our ability to prepay the Notes or to pay cash upon exchanges of the Notes; and

•	limit to some extent our ability to pay dividends, redeem stock or make other distributions.

Our ability to make payments on and to refinance our debt, to fund planned capital expenditures and to maintain sufficient working capital will depend on our ability to continue to generate cash in the future. This is subject to general economic, financial, competitive, business, regulatory and other factors that may be beyond our control. We cannot assure you that our business will continue to generate sufficient cash flow from operations or that future borrowings will be available to us under the Credit Agreement or from other sources in an amount sufficient to enable us to service our debt, or to fund our other liquidity needs or execute on our strategic plans. If our cash flow and capital resources are insufficient to allow us to make scheduled payments on our debt, we may need to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance all or a portion of our debt on or before the maturity thereof, any of which could have a material adverse effect on our business, financial condition or results of operations. We cannot assure you that we will be able to refinance any of our debt on commercially reasonable terms or at all, or that the terms of that debt will allow any of the above alternative measures or that these measures would satisfy our scheduled debt service obligations. If we are unable to generate sufficient cash flow to repay or refinance our debt on favorable terms, it could significantly adversely affect our financial condition and the value of our outstanding debt. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. A failure to comply with the covenants and other provisions of our outstanding debt could result in events of default under such instruments, which could permit acceleration of our Notes and borrowings under our Credit Agreement. Any required prepayment or exchange of our Notes or Credit Facility as a result of an event of default or fundamental change triggering such right would lower our current cash on hand such that we would not have those funds available for use in our business, which could adversely affect our operating results.

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

In addition, convertible or exchangeable debt instruments (such as the Notes) that may be settled entirely or partly in cash are not required to be included in our diluted share count if we have the ability and intent to settle exchanges in cash. If we elect to settle the Notes in ADSs, according to the treasury stock method, the transaction is accounted for in the diluted share count, as if the number of ADSs that would be necessary to settle the Notes are deemed issued. We cannot be sure that we will be able to continue to demonstrate the ability or intent to settle exchanges in cash or that the accounting standards in the future will continue to permit the use of the treasury stock method. If we are unable to use the treasury stock method in accounting for the ADSs deliverable upon exchange of the Notes, our diluted earnings per share would be adversely affected.

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

We monitor foreign currency exposure and may use various instruments to preserve the value of sales transactions, expenses and commitments, however this cannot assure our full protection against risks of currency fluctuations that could affect our financial results. As part of our efforts to mitigate these risks, we use foreign currency hedging mechanisms, which may be ineffective in protecting us against adverse currency fluctuations and can also limit opportunities to profit from exchange rate fluctuations that would otherwise be favorable. For information on the market risks relating to foreign exchange, please see Item 11, “Quantitative and Qualitative Disclosures about Market Risk” in this annual report.

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

The Organization for Economic Cooperation and Development (“OECD”) introduced the base erosion and profit shifting (“BEPS”) project in 2013, which set out a plan to address international taxation principles in a globalized, digitized business world (the “BEPS Plan”). In November 2015, the G20 adopted the OECD’s published guidance on domestic legislation and administrative changes to address the BEPS Plan’s action points. During 2018, as part of the BEPS Plan, more than 80 countries have been implementing the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS (“MLI”). The MLI significantly changes the bilateral tax treaties signed by any country that chose to sign the MLI. As a result of participant countries adopting the international tax policies set out under the BEPS Plan, changes have been and continue to be made to numerous international tax principles, as well as national tax incentives, which could adversely affect our provision for income taxes. Countries have only recently begun to translate the BEPS recommendations into specific national tax laws, and it remains difficult to predict the magnitude of the effect of such new rules on our financial results.

The comprehensive tax reform in the United States could adversely affect our results of operations and financial condition.

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (the “U.S. Tax Reform”), a comprehensive tax legislation that includes significant changes to the taxation of business entities. These changes include, among others, (i) a permanent reduction to the corporate federal income tax rate, (ii) a partial limitation on the deductibility of business interest expense, (iii) a shift of the U.S. taxation of multinational corporations from a tax on worldwide income to a territorial system (along with certain rules designed to prevent erosion of the U.S. income tax base), (iv) immediate deductions for certain new investments instead of deductions for depreciation expense over time, (v) modifying or repealing certain business deductions and credits, and (vi) providing a permanent deduction to corporations generating revenues from non-US markets. See Note 12c to the Consolidated Financial Statements included elsewhere in this annual report. It is possible that the final impact may differ from our current assessment of our business and effective income tax rate, and our profitability may be adversely affected, due to, among other things, possible changes in the interpretations and assumptions made by us as a result of additional information or additional guidance that will be issued by the U.S. Department of Treasury, the IRS or other standard-setting bodies. In addition, there is still uncertainty regarding to what extent certain states will conform to the newly enacted federal tax law.

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

Effective internal controls are necessary for us to provide reliable financial reports and prepare consolidated financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles and U.S. securities laws, as well as to effectively prevent material fraud. Because of inherent limitations, even effective internal control over financial reporting may not prevent or detect every misstatement. In addition, if we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. Furthermore, as we grow our business or acquire businesses, our internal controls may become more complex and we may require significantly more resources to ensure they remain effective. In addition, we may identify material weaknesses or significant deficiencies in our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our business and operating results, investor confidence in our reported financial information, and the market price of our ordinary shares and ADSs.

Current and future accounting pronouncements and other financial reporting standards and principles might have a significant impact on our financial position and negatively impact our financial results.

We prepare our Consolidated Financial Statements in accordance with U.S. GAAP. These principles are subject to interpretation by the SEC and various bodies formed to interpret and create appropriate accounting principles. A change in these principles can have a significant effect on our reported results and may even retroactively affect previously reported transactions. Additionally, the adoption of new or revised accounting principles may require that we make significant changes to our systems, processes and controls. Changes resulting from these new standards may result in materially different financial results and may require that we change how we process, analyze and report financial information and that we change financial reporting controls.

We regularly monitor our compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to us. As a result of new standards, changes to existing standards and changes in their interpretation, we might be required to change our accounting policies.

This could lead to risks associated with our ability to react in a timely manner to new accounting pronouncements and financial reporting standards and unpredictable changes in interpretation of standards. Any one or more of these events could have an adverse effect on our business, financial position, and profit.

Risks Relating to Intellectual Property, Data Protection and Regulatory Environment

We may face risks relating to inadequate intellectual property protection and liability resulting from infringement by our products or solutions of third-party proprietary rights.

Our success is dependent, to a significant extent, upon our proprietary technology. We currently hold 298 U.S. patents and 41 patents issued in additional countries covering substantially the same technology as the U.S. patents. We have 79 patent applications pending in the United States and other countries. We rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure and non-competition agreements, as well as third party licenses to establish and protect the technology used in our systems. However, we cannot assure you that such measures will be adequate to protect our proprietary technology, that competitors will not develop products with features based upon, or otherwise similar to our systems, that third party licenses will be available to us or that we will prevail in any proceeding instituted by us in order to enjoin competitors from selling similar products. In most of the areas in which we operate, third parties also have patents which could be found applicable to our technology and products. Such third parties may include competitors, as well as large companies, which invest millions of dollars in their patent portfolios, regardless of their actual field of business. Although we believe that our products and solutions do not infringe upon the proprietary rights of third parties, we cannot assure you that one or more third parties will not make a claim or that we will be successful in defending such claim.

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

From time to time third parties allege or claim patent infringements. In defending ourselves against any such claims or actions we could be subject to substantial costs and diversion of management resources.

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

Certain of our software products contain a limited amount of open source code and we may use more open source code in the future. In addition, certain third-party software that we embed in our products contains open source code. Open source code is code that is covered by a license agreement that permits the user to liberally use, copy, modify and distribute the software without cost, provided that users and modifiers abide by certain licensing requirements. The original developers of the open source code provide no warranties on such code.

As a result of our use of open source software, we could be subject to suits by parties claiming ownership of what we believe to be open source code and we may incur expenses in defending claims that we did not abide by the open source code license. In addition, third party licensors do not provide intellectual property protection with respect to the open source components of their products, and therefore we may not be indemnified by such third-party licensors in the event that we or our customers are held liable in respect of the open source software contained in such third-party software. If we are not successful in defending against any such claims that may arise, we may be subject to injunctions and/or monetary damages or be required to remove the open source code from our products. Such events could disrupt our operations and the sales of our products, which would negatively impact our revenues and cash flow.

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

Our business, results of operations and financial condition could be materially and adversely affected if laws, regulations or standards relating to our business and products, us or our employees (including labor laws and regulations) are changed or new ones are implemented. Such implemented laws and regulations include requirements in the United States, Europe and other territories in relation to data privacy and protection, anti-bribery and anti-corruption, foreign investment, import and export, labor, tax and environmental and social issues. It is expected that the current U.S. administration will promulgate new or amended or abolish regulations that may impact our customers’ business or our operations, such as the Dodd –Frank Act or consumer protection laws, which may reduce the demand for our products and services and may adversely affect our results of operations.

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

We believe there is a global trend toward adoption and enforcement of data privacy, information security and cyber related legislation and procedures. For example, on April 14, 2016, the European Parliament formally adopted the GDPR, which formally went into effect on May 25, 2018. The GDPR provides that companies must comply with certain standards regarding the protection of the personal data of their customers or risk significant financial penalties. Regulations or interpretive positions may be enforced specifically with respect to the use of SaaS, hosting and cloud-based services, as well as other outsourced services. Adoption of such legislation and regulations may require that we invest in the modification of our solutions to comply with such legislation and regulations, cause a reduction in the use of our solutions and services or subject ourselves or our customers to liability resulting from a breach of such regulations. If we are unable to comply with these specific requirements or guidelines, or privacy and information security legislation in general, it could materially adversely affect our business and results of operations.

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

In certain industries in which we operate, there may be regulations or guidelines for use of SaaS, hosting and cloud-based services that mandate specific controls or require enterprises to obtain certain approvals prior to outsourcing certain functions. In addition, we may be limited in our ability to transfer or outsource business to certain jurisdictions and may be limited in our ability to undertake development activity in certain jurisdictions, which may impede on our efficiency and adversely affect our business results of operations.

Risks Relating to our Presence in Israel

We are subject to the political, economic and security conditions in Israel.

Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel, a number of armed conflicts have taken place, varying in degree and intensity. There can be no assurance that such attacks or hostilities, to the extent that they continue in the future, will not have an impact on our premises or major infrastructure and transport facilities in the country, which may have a material adverse effect on our ability to conduct business.

Additionally, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies or boycott Israel as a result of an increase in hostilities or due to disagreement with Israel’s policies and agenda. This may also seriously harm our operating results, financial condition and the ability to expand our business.

Some of our officers and employees are obligated to perform annual military reserve duty, and in the event of a military conflict, these persons could be called to active duty at any time, for extended periods of time and on very short notice. The absence of a number of our officers and employees for significant periods could disrupt our operations and impact our business. We cannot assess the full impact of these obligations on our workforce or business if conditions should change.

It may be difficult to enforce a U.S. judgment against us and our officers and directors in Israel or the United States, or to serve process on our officers and directors.

Service of process upon us, our Israeli subsidiaries, directors and officers, and Israeli advisors, if any, named in this annual report, may be difficult to obtain within the United States. Additionally, it may be difficult to enforce civil liabilities under U.S. federal securities law in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

We currently benefit from local government programs as well as international programs and local tax benefits that may be discontinued or reduced.

We derive and expect to continue to derive significant benefits from various programs including Israeli tax benefits relating to our “Preferred Technology Enterprise” programs and certain grants from the National Association for Technology and Innovation (formerly known as the Office of the Chief Scientist of the Ministry of Economy) of the State of Israel (the “NATI”) for research and development.

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

Numerous factors, some of which are beyond our control, may cause the market price of our ADSs, ordinary shares and the Notes to fluctuate significantly. These factors include, among other things:

•	Quarterly variations in our operating results;

•	Changes in expectations as to our future financial performance, including financial estimates by securities;

•	Perceptions of our company held by analysts and investors;

•	Additions or departures of key personnel;

•	Announcements related to dividends;

•	Development of or disputes concerning our intellectual property rights;

•	Announcements of technological innovations;

•	Customer orders or new products by us or our competitors;

•	Acquisitions or investments by us or by our competitors and partners;

•	The exchangeability of the Notes for ADSs;

•	Hedging or arbitrage trading activity involving ADSs by holders of the Notes;

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

Our ADSs have been listed on The NASDAQ Stock Market since 1996 and our ordinary shares have been traded on the Tel Aviv Stock Exchange, or the “TASE”, since 1991. Trading in our securities on these markets takes place in different currencies (our ADSs are traded in U.S. dollars and our ordinary shares are traded in New Israeli Shekels), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). As a result, the trading prices of our securities on these two markets may differ due to these factors. In addition, any decrease in the price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

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

Holders of our ADSs do not have any rights as shareholders of our company.

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

The Notes, the ADSs deliverable upon exchange of the Notes and the ordinary shares represented thereby were offered and sold pursuant to an exemption from registration under the Securities Act and applicable state securities laws, and we have not registered, and do not currently intend to register, the Notes, the ADSs or such ordinary shares. Therefore, Noteholders may transfer or resell the Notes only in a transaction registered under or exempt from the registration requirements of the Securities Act and applicable state securities laws and may be required to bear the risk of their investment for an indefinite period of time.

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

Item 4.                History and Development of the Company.

Our History

NICE was founded on September 28, 1996, as Neptune Intelligent Computer Engineering Ltd., with the vision to digitize unstructured data previously captured using analog means. Such digitization enabled to vastly improve the capture, distribution, storage and security of such data. On October 14, 1991, the Company was renamed NICE-Systems Ltd., expanding its mission to the Customer Service market, to become a leading global provider of Workforce Optimization software applications, as well as adding solutions for the Public Safety sector. As computing power evolved, it became feasible to perform analytics on the unstructured data. NICE launched Interaction Analytics products allowing to understand and act on the captured data. In 2007 NICE acquired Actimize, a leader in Financial Crime and Compliance analytics solutions, and added real-time transaction data analytics as well as solutions to prevent financial fraud.

On June 6, 2016, we were renamed NICE Ltd., which is our legal and commercial name. Today NICE is an enterprise software leader in both the Customer Engagement and Financial Fraud and Compliance markets.  Our solutions help organizations create exceptional Customer Experiences, improve Public Safety and prevent Financial Crime, based on cloud platforms that combine Digital and Omnichannel capabilities, advanced Analytics, smart Automation and Artificial Intelligence.

NICE is a company limited by shares organized under the laws of the State of Israel. Our Israeli offices are located at 13 Zarchin Street, P.O. Box 690, Ra’anana 4310602, Israel (Tel. +972-9-775-3151). Our subsidiary, NICE Systems, Inc. has been appointed as our Agent for Service in the United States, and is located at 221 River Street, Hoboken, New Jersey 07030.

Principal Capital Expenditures

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

About NICE

NICE is a global enterprise software leader providing solutions that are based on advanced analytics, artificial intelligence (sometimes referred to as “AI” in this annual report) and automation. We serve two main markets, Customer Engagement and Financial Crime and Compliance. NICE’s integrated solutions are based on advanced cloud platforms designed to provide a complete and unified portfolio for improving customer experience as well as preventing financial crime.

NICE’s core mission is empowering organizations to provide exceptional customer experiences and protect their reputation by preventing financial crime. Our software is used by customer service organizations of enterprises of all sizes and verticals, and by compliance and fraud-prevention groups in leading financial institutions.

With an integrated cloud platform and advanced analytics solutions, we help organizations understand customers’ behaviour, create smarter personal customer connections, engage their employees, optimize their workforce and improve their processes. Additionally, we help them predict needs and identify risks to create excellent and personalized customer experience, prevent fraud and ensure compliance. These capabilities are enhanced through the utilization of advanced automation and artificial intelligence capabilities. Our most advanced solutions constantly improve by applying machine learning to cross-industry and cross- organizational data and by offering collective insights.

NICE is at the forefront of two industry transformations; the adoption of cloud platforms by enterprises and the shift by financial institutions to integrated risk management solutions for end-to-end financial crime prevention.

In both cases, our ability to deeply integrate analytics and automation and apply it across multiple data sources and workflows enables organizations to achieve greater effectiveness and efficiency.

We rely on several key assets to drive our growth:

•
Our market-leading open customer experience cloud platform with an integrated suite application for omnichannel routing, workforce optimization and analytics, as well as our open Financial Crime and Compliance cloud platform. Both platforms embed analytics, automation and artificial intelligence, and are protected by a broad array of patents.

•	Our ability to provide solutions that cover all market segments, from small to mid-sized business to large scale Fortune 100 enterprises.

•	Our extensive portfolio of applications as well as a large partner ecosystem allow NICE’s customers to benefit from a wide range of both cloud and on-premises solutions.

•	Our broad array of proprietary technologies and algorithms in the domains of automation, analytics, machine learning, speech-to-text, natural language processing, personality-based routing and others.

•	Our market leadership, which makes us a well-recognized brand and creates top-of-mind awareness for our solutions in our areas of operation.

•	Our loyal customer base: Today, more than 25,000 organizations in over 150 countries, including 85 of the Fortune 100 companies, use NICE solutions.

•	Our ability to quickly drive mainstream adoption for innovative solutions and new technologies and trends, which we introduce to the market through our direct sales force and distribution network.

•	Our skilled employees and domain expertise in our core markets allows us to bring our customers the right solutions to address key business challenges and build strong customer partnerships.

•
Our access to data for improving our algorithms through machine learning and artificial intelligence, which relies on a combination of our expansive customer base, cloud deployments and domain expertise.

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

Business Overview

NICE is an industry leader operating in two main markets: Customer Engagement and Financial Crime and Compliance. NICE’s long-term strategy is to further strengthen its leadership position in these two market segments and further enhance its position in adjacent markets. During 2018, NICE continued to execute its long-term strategy through both organic activity and acquisitions, enhancing our position as a leader in both markets.

 Customer Engagement

Organizations are challenged to differentiate through high quality customer experiences that are personalized and responsive to consumers’ ever-changing expectations across all touch points, and to differentiate themselves through efficient and effective interactions. In addition, they must find ways to generate business insights, better understand customer intent and create smarter customer connections. They need to accomplish these objectives while containing operational costs and adhering to regulations. NICE’s comprehensive portfolio of solutions and customer experience platform, CXone™, helps organizations address these challenges.

NICE is a global leader in the Customer Engagement market. We serve contact centers, back office operations and retail branches, across multiple industries. Our platform and solutions serve thousands of organizations worldwide, providing a powerful combination of omnichannel routing in the cloud with workforce optimization (including recording and workforce management), analytics, automation and artificial intelligence capabilities. Our platform and solutions both in the cloud as well as on-premises, empower businesses to deliver consistent and personalized experience across the customer journey while optimizing business performance and ensuring compliance.

Our unified, enterprise-grade open cloud platform CXone™ supports contact centers of all sizes and geographic locations – from small single sites, to distributed remote agents, to global enterprises. The platform is open and extensible, with over 300 Application Program Interfaces (APIs) and over 120 development partners participating in our DEVone partnership program.

Our smart omnichannel routing capabilities empower organizations to connect their customer journeys across any channel to the right employee, provide a superior experience in the customer’s preferred voice or digital channel, offer Interactive Voice Response (IVR) for self-service, and make it easier for organizations to add future agent-assisted or self-service channels.

Our advanced analytics solutions help organizations understand their customers, their employees and their processes, as well as match employees to customers based on their personality profile, to improve customer experience. Our solutions analyze both structured and unstructured data, coming from all touchpoints of the customer journey and data systems, allowing organizations to deliver the consistent and personalized experience that customers today expect, as well as improving operational efficiency, ensuring regulatory compliance and increasing revenues. Our adaptive persona-based and analytics-driven approach for agent engagement and improvement allows organization to drive employee productivity and motivation. Our workforce optimizations solutions enable organizations to ensure that their employees are engaged, properly trained and in a position to provide the highest quality of service.

Our automation and artificial intelligence solutions streamline service delivery by smartly finding processes that can be automated, and then triggering both attended and unattended automated real-time assistance, depending on the skills required. Our automation solutions are easy to deploy and free employees from the manual execution of repetitive tasks by deploying software robots to handle such tasks. This leads to reduced handle time, lower costs, improved response times and happier customers and employees.

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

NICE is a global leader in advanced analytics-based applications for fighting financial crime and ensuring compliance. NICE provides organizations with proven capabilities for real-time and cross-channel fraud prevention, anti-money laundering, brokerage compliance and enterprise-wide case management. With this set of solutions, financial institutions can tighten risk controls, lower operational and information technology costs, enhance investigation efficiency and improve customer experience.

NICE serves the financial crime and compliance needs of hundreds of organizations, including many of the world’s top financial institutions, regulatory authorities and emerging fintech companies. Our solutions monitor millions of financial transactions daily, enabling organizations to mitigate the risk of financial crime, improve compliance and reduce operational costs.

Our open platform serves as an end-to-end financial crime and compliance solution. This allows our customers to use a unified platform instead of integrating multiple solutions, whether home-grown or from third party vendors. The NICE platform handles the entire process, including detection, investigation, remediation and reporting. Such integrated open platform allows our customers to improve detection, lower costs, keep tight control over their process and automate regulatory reporting.

In 2018 we introduced X-Sight, the market's first cloud-based Financial Crime Risk Management Platform-as-a-Service, that will enable financial services organizations (FSO) to transition to the cloud. Our Autonomous Financial Crime capabilities, that incorporate artificial intelligence and advanced automation into our platform, allow organizations to further increase detection, reduce noise and automate many previously manual routine tasks. In addition, our ActOne offering introduces analytics and automation to financial crime investigation processes.

Our Actimize Watch solution allows us to better protect financial institutions from criminal threats by leveraging the cloud and machine learning technologies. Organizations that subscribe to the cloud delivered service benefit from our data scientists tuning their analytics and creating new machine learning models that can be seamlessly deployed in their production environment. Actimize Watch customers further benefit from the collective intelligence of Actimize and peer organizations, as new threats that are detected are shared with all other customers of the service. As such, Actimize Watch serves as an inoculation, protecting all organizations from an attack perpetrated against a specific organization.

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

Industry and Technology Trends

Following are the key trends that are driving demand for our solutions:

•
Organizations prefer using open software platforms as the foundation for their applications. Open platforms provide unified and fully-integrated solutions that are all based on a shared framework of service, allowing for fast innovation, easy deployment, flexible functionality and an enhanced ecosystem of solution providers. Third party solutions can be easily added to extend the functionality of the platform to match a customer’s or industry specific needs.

•
Cloud solutions are expanding and moving upmarket to enterprise companies. Cloud solutions have been popular mostly for small and mid-size organizations, allowing them to achieve flexible and cost-effective deployment models for their enterprise software. These include SaaS, Contact Center as a Service (“CCaaS”), Infrastructure as a Service, Platform as a Service, and other cloud-based solutions. By using cloud solutions, customers can scale their operation quickly and easily while paying only for the resources they use. We are now seeing larger, more complex corporate deployments in large to very large organizations, in part because cloud providers have improved their capabilities and are now able to meet such organization's requirements around security, scale, and other items.

•
Consumers’ demand for a holistic omnichannel experience that is effortless and consistent across all touchpoints has become a standard requirement. While consumers move constantly between devices and channels, their expectation is for consistent experiences across all communication channels and a seamless transformation from one channel to another. They easily and often traverse these channels, depending on their task, location, time-of-day or even progress within a certain process. The number of channels is continuously growing, but the consumers keep viewing them all as one. Organizations are expected to quickly adapt to the large variety of channels as well to view them seamlessly in the same way their consumers do and offer a reliable and consistent experience across all touch points.

•
Organizations will rely more on analytics and AI to further improve customer experience as well as the general performance of the Contact Center. Organizations are increasingly adopting a customer-centric strategy to get better understanding of customer behaviors and gain insight into the omnichannel customer journey. Organizations are increasing the use of artificial intelligence empowered tools to achieve focused decisioning and real-time action solutions – being proactive and predictive. Front and back office functions seek to employ analytics to better optimize their operations. These tools include, among others, cognitive engagement solutions, like interactive communications, predictive analytics and machine learning.

•
Organizations are looking for ways to engage their employees in personalized and adaptive ways to improve workforce productivity and satisfaction. Contact Center employees are heterogenic with different needs and requirements. These employees, especially those that belong to the “millennial” generation, expect organizations to hear their voice and engage them individually. Successfully engaging and motivating these employees in a personalized manner reduces attrition levels, hiring and on boarding efforts and improves the experience level of the team, resulting in an improved experience for end-customers.

•
Organizations look at Big Data technologies to analyze a wealth of information, derive new business insights and act in real time. Structured and unstructured data, from millions of omnichannel interactions and transactions, as well as customer feedback, open up an opportunity to gain deep insight and human understanding, uncovering customer and employee intentions and behavioral patterns. Organizations keep looking for ways to elevate their usage of Big Data and advance from glimpses of interactions and transactions to a meaningful understanding of behaviors, and to identify a customer’s underlying concerns. Furthermore, they strive to ensure compliance in real time, which is then translated into action and into providing the best solution and an accurate response.

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

•
Chat and conversational bots are being deployed to contain and deflect calls and interactions into self-service. Organizations are looking for new and advanced digital means to improve customer satisfaction and reduce cost. Further development of intelligent bots will improve operational processes, ensure compliance with rules and regulations, increase flexibility in customer interactions with the contact center, as well as decrease error rate and wait time while providing a personalized experience. This technology will increase self-service channels containment and allow the human workforce to focus on more complex added value services.

•
There is a growing awareness among companies, consumers and regulators of the value of personal information, and an increased concerned with how this data is being collected and stored. Organizations are required to gain and maintain trust with their customers, and governments are increasingly regulating the ways to gather and manage users' information. GDPR and CCPA (California Consumer Privacy Act) seem to be part of the global trend seeking to hold companies accountable for how they address privacy and data.

•
Preventing financial crime and ensuring stringent compliance and evolving regulatory environments. Financial services regulators are calling for a fundamental change in the underlying culture of the entities that they regulate, in order to send a strong message that protecting an institution, its customers and its assets, is of primary importance. The need to ensure compliance with requirements for advanced technological solutions can be seen across customer interactions and financial services markets. Financial services organizations are increasingly being asked to document and prove to their regulators that the controls that are in place are working and effective. This is evidenced by substantial fines that have recently been levied against such institutions. Furthermore, the regulatory requirements are constantly evolving, requiring financial institutions to respond with solutions that are up to date with the latest modifications.

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

•
An increasing need to control cost of compliance. The regulatory pressures and increasing threat landscape have driven a sharp increase in the number of risk and compliance personnel, which in turn have dramatically increased the cost of compliance. Organizations are turning to technology to allow them to control these costs without compromising their compliance adherence and while continuing to lower their exposure to financial crime.

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

•
Process automation and machine learning are increasingly used to automate financial investigation tasks where it may not be necessary to have human involvement. This frees up investigators from low value, high volume manual tasks so that they may better focus on more important and strategic tasks. This leads to better resource utilization, increased accuracy and productivity, and improved return on investment.

•
Financial services providers are increasingly considering introducing Blockchain based solutions. Blockchain can provide high levels of security and transparency to financial transactions, as well as decrease costs through its decentralized structure. This decentralization can also help decrease financial risks, as each transaction is stored with a highly difficult to hack cryptographic mechanism. It can also support secure and transparent data sharing between financial organizations and the creation of consortiums.

Strategy

Strengthening our market leadership

We intend to solidify and increase our market-leading position by continuing to offer and expand our comprehensive portfolio of solutions and by leveraging several major industry trends:

•
The shift to the cloud – we provide a cloud platform offering for both Customer Engagement as well as for Financial Crime and Compliance. This allows us to provide a broader set of functionalities with the strength of our integrated offering.

•
Expanding our market share in the mid-market - our cloud platforms as well as our expanded partner network and our marketing and sales organizations allow us to reach and to serve smaller organizations in a more cost-effective way than in the past, significantly enhancing our market opportunity

•
Adoption of artificial intelligence and automation – NICE expertise and technology in the domains of Machine Learning, Artificial Intelligence and Automation as well as our unique access to data to train these algorithms via our cloud offering, allows us to provide market leading solutions in these domains.

•	Expanding our geographic footprint in selected locations where we can further grow and establish our presence.

Our brand, global reach, financial resources, extensive domain expertise and ability to deliver solutions for large organizations, as well as small and mid-sized companies, will also contribute to increasing our market-leading position.

In 2018 we continued expanding our cloud offering through our NICE inContact CXone™, cloud customer experience platform. CXone™ provides a broad suite of integrated applications to power the contact center, including omnichannel routing, analytics, workforce optimization, automation and Artificial Intelligence – all on an open cloud foundation.

We also expanded our Autonomous Financial Crime Management offering, allowing financial services organizations to merge innovative technologies to seamlessly connect data, apply machine learning, advanced analytics and automation to turn raw data into intelligence. As part of this approach, we launched ActOne, a solution that allows the investigation and resolving of alerts with limited human intervention. This enables financial services companies to lower costs, reduce risks and increase efficiency. We also recently launched X-Sight, the industry’s first cloud Platform as a Service (PaaS) for financial crime and compliance. These offerings enable us to increase value to our existing customers, as well as expand NICE’s reach and open-up new opportunities, considerably increasing our addressable market size.

We plan to continue to develop our open cloud platforms, for both the Customer Engagement and Financial Crime markets, to enable unified integrated solutions that offer fast innovation and easy implementation. We also plan to continue to develop DEVone, our partners and developers’ ecosystem, and our advanced applications marketplace, CXexchange. These allow our customers to expand the functionality of CXone™ to cover even more business needs.

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

Continuing to deliver more comprehensive solutions to our existing customers

One of our main assets is our growing customer base. We believe there are many opportunities to up-sell and cross-sell within our existing customer base. This includes increasing our customers’ exposure to the full breadth of our portfolio that we continue to enhance to provide our customers with new benefits by expanding the offering they already use, adding new products and migrating our customers to the cloud when ready to do so.

Continuing organic innovation and development, while also pursuing acquisitions

We intend to continue investing in innovation and development and continue to augment our organic growth with additional acquisitions that will broaden our product and technology portfolio, expand our presence in selected verticals, adjacent markets and geographic areas, broaden our customer base, and increase our distribution channels.

Maximizing the synergetic potential across some of our businesses

At NICE we value and promote a synergetic approach, fostering a corporate culture based on delivering high-quality products and services.

We will continue leveraging the fact that many of our solutions are based on the same methodology of capturing and analyzing massive amounts of structured and unstructured data, providing real-time insight and driving process automation. Maximizing these synergies and cooperation between our business areas is a key pillar of our corporate strategy.

We have already introduced several joint offerings across our business segments and combined go-to-market efforts. We will continue leveraging our extensive complementary domain expertise, technological know-how, capabilities and development, in order to grow our business through additional cross-sell and up-sell opportunities.

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

Offering a flexible delivery model

Our strategy is to offer our solutions in alignment with both on-premises and cloud-based enterprise software delivery models, adjusting our solutions to our clients’ changing needs.

In the cloud-based model we are providing our customers faster access to innovation, and more flexibility, as well as a lower total cost of ownership (TCO). Given the growing demand for these models, we are expanding our portfolio and penetrating the mid-market segment, as well as enabling our existing customers to broaden their use of our products.

We also continue to offer our solution through an on-premises model. In this model customers purchase a license to use our software indefinitely, while also purchasing related professional services and annual software maintenance. We also offer some of our solutions under a term license, according to which customers purchase a license to use our software for a fixed period. Growth in maintenance revenues (which is primarily a result of high maintenance contract renewal rates and the increase in cloud sales) is driving an increase in our recurring revenue.

We intend to continue offering our solutions in a variety of delivery models, which enables us to be flexible in effectively addressing our customers’ needs. This, in turn, will enable us to focus on growth and improving profitability.

We will continue looking for ways to increase the proportion of recurring revenue (both from recurring maintenance and cloud sales) to our overall revenue mix to provide increasingly predictable revenue streams.

Increase our footprint in selected geographical regions

Part of our strategy is to expand our business in selected regions where we can further grow and establish our presence by exploiting opportunities in less penetrated, growing markets. We intend to do this by leveraging our existing offering, partner ecosystem, in both the Contact Center business as well as the Financial Crime and Compliance business.

Customer Engagement Business Strategy

Our strategy is to extend our market leading position in the customer engagement space, while continuing to expand beyond the contact center to the different customer experience channels and touch points with multiple delivery models. We intend to achieve this by providing solutions that focus on:

•
Offering a unified, open, cloud platform that combines omnichannel routing for voice and digital channels, IVR, self-service, customer journey analytics, adaptive WFO and automation: NICE inContact CXone™, a global leading cloud customer experience platform.

•	Offering solutions to all customer touchpoints, as well as solutions that benefit back office operations, retail branches, and self-service channels with the ability to easily connect future channels.

•
Offering our customers the possibility to extend our solutions through innovative third party solutions that they can self-select using our platform’s CXexchange application marketplace as part of our DEVone dedicated partner ecosystem.

•	Leading cloud transformation across the entire Customer Engagement portfolio for all segments and regions to enhance flexibility, agility and lower TCO.

•	Providing a comprehensive suite of customer service essentials, from predictive omnichannel routing and WFO to advanced analytics -based applications.

•
Transforming the workforce through Adaptive Workforce Optimization (Adaptive WFO), by providing tools that understand the individual employee’s wants and needs, and empower and enhance the employee experience and engagement, in order to drive motivation and reduce attrition.

•	Infusing analytics into each and every element of our customer engagement offerings.

•
Leveraging artificial intelligence and advanced process automation technologies to automate customer engagement and to dramatically reduce routine employee activities, while using our advanced analytics to identify processes suitable for automation.

•
Applying advanced interaction analytics to better understand the customer personality and use Predictive Behavioral Routing to connect customers with contact center employees based on their personality styles.

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

Financial Crime and Compliance Business Strategy

We plan to continue extending our market leading position and our addressable market, while supporting the move of financial institutions to the cloud. We also plan to leverage our capabilities to facilitate both better protection and significant cost reductions. We intend to achieve this by focusing on:

•	Delivering integrated financial crime and compliance solutions that help financial services organizations to identify issues faster and earlier.

•
Providing X-Sight, a new platform for Financial Crime and Compliance solutions with data and analytics agility, driving forward the Autonomous Financial Crime Management vision and our ability to cross sell solutions, leveraging Big Data, machine learning, advanced automation and other technologies to help customers reduce the cost of operations while increasing their adherence and capturing more crime.

•	Leveraging our cloud-based platform Essentials to expand our market reach to mid-size banks and financial institutions.

•	Continuing to cross-sell and up-sell into our existing customer base around the world.

•	Continuing to focus on tier 1 and tier 2 clients by providing them with solutions to meet their needs via cloud and on-premises models.

•	Introducing cloud-based solutions to monitor procurement, payments, and travel and expense data within organizations

•	Partnering with world-class consultancy and other firms to identify additional significant opportunities.

•	Increasingly selling holistic solutions, combining Financial Crime and Compliance offerings with Customer Engagement offerings.

•
Offering our solutions to verticals outside of the traditional financial services, such as gaming, energy, insurance, healthcare, industry regulators, government agencies, and alternative payments providers.

Our Solutions

I. Customer Engagement

Our Platform and Solutions’ Core Capabilities

Omnichannel Routing and IVR enables organizations to run their contact center in the cloud, and route customer interactions in a hyper personalized manner to ensure agents positively and productively interact with customers on any channel. Organizations gain business flexibility by quickly deploying agents anytime, anywhere, including remote/home-based agents and implementing changes to customer routing and IVR in hours, not months.

Omnichannel, Real-time Interaction Analytics enables organizations to uncover the valuable data and insights hidden in customer interactions. It uses advanced technology powered by Nexidia Analytics, for analyzing speech, text, call flow, feedback, customer sentiment and employee desktop activity, in order to understand the root cause of service issues, connect the customers with the best employees to handle the interaction, and to drive business results.

Predictive Behavioral Routing (PBR) creates smart, personalized interactions, by pairing customers with agents best suited to handle their personality style. This innovative approach to connecting customers with service givers is based on identifying the customer’s personality type using advanced analytics and AI, communication preferences, and behavioral characteristics. The customers are then paired in real-time with the best available agent matched to their personality type. The result is more productive and positive call outcomes, leading to better business results and better customer experiences.

Omnichannel Recording and Interaction Management enables organizations to capture structured and unstructured customer interaction and transaction data from multiple channels, including: phone calls, chats, emails, videos, customer feedback, web sessions, social media postings, and walk-in centers. In addition, our recording solutions allow organizations to manage their compliance when it comes to regulations such as PCI, GDPR, stored interactions archival durations and others.

Employee Engagement enables organizations to improve an agent’s individual productivity, by identifying performance gaps, delivering on targeted coaching and training, and effectively forecasting workloads and scheduling staff in an adaptive and automated manner enabling greater flexibility. It fosters performance-driven operations and culture, leverages the power of advanced analytics, and embeds the voice of the customer into daily operations to engage employees.

Customer Journey Solutions enable organizations to analyze the entire customer journey across various touchpoints, transactions and events. These analytics driven solutions allow organizations to have a comprehensive view of their customer intents and actions throughout their journey. They also leverage Big Data infrastructure and predictive analytics models to identify and sequence individual customer interactions across time and touch points, including calls, text, IVR, web, self-service and others. With this analysis, organizations can understand the context of each contact, uncover patterns, predict needs and personalize interactions in real time.

Advanced and Robotic Process Automation provides organizations with a real-time decisioning engine that supports business decisions. The engine drives the finding of processes that can be automated and draws on business rules and predictive models to automate mundane manual tasks through process insights derived from analytics that are applied while interactions are taking place, for attended and unattended automation environments. Attended automation includes NEVA, NICE employee's virtual assistant, overlooking their desktop activities and prompting guidance in the context of the live customer interaction or the process the employee is working on. These solutions enable organizations to make the right decision during individual interactions and across a mass number of interactions, which in turn drives future next-best-action guidance through process automation. Our Desktop Analytics and Automation Finder offerings allow organizations to better understand agent desktop activities, as well as identify new process efficiencies in an automated way, using advanced machine learning and AI algorithms.

Open Cloud Platform, CXone™, powers rapid innovation with an extensible enterprise-grade platform that scales securely, deploys quickly, and serves customers of all sizes globally. We guarantee industry-best availability and offer easy customization through RESTful APIs and our developer program, plus CXexchange marketplace for pre-built integrations from ecosystem partners. The combination of the above capabilities enables organizations to improve customer experience and achieve business and operational goals. Solutions are available individually or as an integrated whole.

Addressing Business and Operational Needs

1. Omnichannel Routing

Solutions and Capabilities	Description
Automatic Contact Distributor and Interactive Voice Response
Ensures customer requests are routed to qualified agents or resolved with self-service through a skills-based omnichannel routing engine that provides a universal queue for real-time interaction management, and a consolidated interface with a seamlessly integrated IVR for routing strategies across all supported channels.

Personal Connection
Provides inside sales an easier way to attain quota by connecting with more prospects every day and customer service the ability to reduce inbound calls through personalized, low cost, and proactive outbound notifications.

Customer Interaction Channels
Enables contact centers to service customers via any channel, with extensive routing options, consolidated reporting and a state-of-the-art agent interface. Channels include inbound and outbound voice, callback, voicemail, email, chat, text/SMS, Social Media and work items. Other channels, such as video, are implemented using work items.

2. Open Cloud Platform

Solutions and Capabilities	Description
CRM Integrations
Delivers pre-built CRM integrations, such as Salesforce.com, and empowers agents to personalize omnichannel customer service. Provides seamless, bidirectional CRM integrations with the contact center that increase agent efficiency and independence by delivering a real-time 360-degree view of the customer.

UCaaS Integrations
Delivers pre-built or partner-provided integration with Unified Communication tools that enables seamless collaboration between contact center agents and experts in their organization. This easy to deploy integration provides a single solution for formal and informal contact center agents.

Network and Voice Connectivity Solutions
Includes Voice as a Service network connectivity suite that delivers flexible and reliable telephony services built specifically for the contact center. Offering a full range of telephony options, with guaranteed voice quality. Through proactive diagnostic tools and extensive telephony expertise we guarantee voice quality based on mean opinion score (MOS).

APIs	Empowers organizations to customize and integrate their contact center with other business critical solutions to create the optimal customer service environment.

3. Compliance and Risk

Solutions and Capabilities	Description
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

Compliance Center
Powering organizations to manage all interactions compliance activities in one place in a smart and automated way. Compliance center enables detecting breaches, defining policies and carrying out audits relating to regulations such as PCI DSS, HIPAA, SEC, MIFID II, and GDPR. Compliance center includes compliance dashboards that provide an aggregated view on regulatory topics and a self-service policy management hub to see, manage and automate all compliance activities in one repository; it also includes an agent dedicated application to gain compliance insights, trigger real- time notifications to agents on recording assurance, audio loss and offers manual commands for PCI DSS with pause and resume.

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

Communication Surveillance
Monitors trading activity by analyzing conversations from trading turrets, fixed and mobile phones, email, text, instant messaging, chat and social media using speech analytics, machine-learning and natural language processing. It automatically highlights potential risks and enables compliance officers and analysts to see emerging trends so that compliance breaches and fraud can be averted whilst keeping false positives at a minimum. It also enables organizations to meet global regulatory requirements with fully auditable workflows and reporting functionality that fulfill the needs for a robust supervision and investigation process.

Complaint Management	Enables organizations to use analytics to identify interactions at risk and manage the process of handling the complaint.
Compliance and Script Adherence
Monitors agent interactions, searches for any phrase, at any time, and utilizes the phrases in issue resolution and training exercises. Incorporates real-time monitoring and alerting to guide towards required behaviors. Knows which calls are contained in the audio and helps ensure reading for an audit.

4. Operational Efficiency

Solutions and Capabilities	Description
Contact Center Omnichannel Recording
Provides comprehensive omnichannel interaction recording: voice, video, chat, email, and social media and is integrated with all telephony environments and hybrid networks. It delivers all the advantages of a thorough and robust recording platform over a fully dedicated and operated public or private cloud designed for high availability and redundancy.
Supports thousands of concurrent IP streams: capturing, forwarding in real time, recording and archiving in a single platform while ensuring customer safety and minimizing organizational risks, with its encompassing compliance solution, certified for PCI DSS3 and HIPAA.

Performance Management
Maps enterprise business objectives to group and individual goals, and tracks and reports performance. It also automates critical managerial activities, including data analysis, identification of improvement areas, employee coaching, recognition, and performance improvement, allowing front-line managers to become more effective and efficient in developing their teams. Performance Management also includes unique capabilities, such as gamification, to engage and motivate and align employees around common and personalized business goals.

Workforce Management
Forecasts an organization’s interactions load, using sophisticated artificial intelligence algorithms, schedules agent shifts across multiple sites with appropriate skills to manage and optimize the level of customer service resources in multi-skilled environments. It measures agent and team performance and provides real-time change management to proactively respond to changing conditions.

Employee Engagement Management
Real-time analysis and management of understaffing and overstaffing which provides adaptive and proactive intra-day scheduling that supports agent needs and preferences while also ensuring that a company’s operational goals and KPIs are achieved. The application also allows self-management of schedules through an intuitive mobile application anytime, anywhere and on-the-go, allowing employees to perform sophisticated transactions like shift bidding and shift swaps, setting preferences, reporting absences, and receiving immediate confirmation.

Quality Central
Automates quality assurance processes and selection of calls for evaluation based on performance data. The solution facilitates root-cause evaluation, with easy drill down to interactions missing their Key Performance Indicator targets. Quality improvement is thus managed across voice, email, chat, and social media channels.

Nexidia Interaction Analytics
Analyzes large quantities of customer interactions across multiple channels in near-real time to identify hot topics and root causes quickly, and to produce actionable insights. These insights are then leveraged to improve processes, enhance customer experience, increase sales, reduce attrition, optimize marketing campaigns and reduce operational costs.
Analyzes live customer voice interactions in real-time, identifying opportunities to improve the customer experience, increase sales, and ensure compliance – all while the agent is still speaking with the customer.

Back Office Workforce Optimization
Automates manual processes, integrates data from employees’ desktops, improves forecast accuracy, enables managers to view and manage resource capacity, and empowers employees to improve their own performance. It also provides tools to ensure regulatory compliance and accuracy, elevating the level of service customers receive across the entire enterprise.

Real-time Authentication (RTA)
Provides end-to-end authentication for contact centers. Based on voice biometrics, it automatically verifies the caller’s claimed identity within the first few seconds of a call through natural conversation with an agent. Leveraging its unique Single Voiceprint capability, RTA uses the same voiceprint across channels, allowing effortless authentication on the IVR or mobile application as well. Combining voice biometrics with additional authentication factors, RTA offers risk-based authentication across multiple channels. It improves the level of security and reduces operational costs.

Desktop Automation
Automatically monitors agent activity in real time, enabling organizations to identify process bottlenecks and implement best practices. With this information, the solution navigates agents through complex processes using on-screen guidance and automates routine tasks to shorten handle time and eliminate manual processing errors.

NEVA (NICE Employee Virtual Attendant)
Introduced in 2018, NEVA is an avatar interface, addressing attendant processes, and adding the option for the employee to interact with the avatar, using chat or voice. It overlooks an agent’s desktop activities and pops up with guidance in the context of the live customer interaction or the process the employee is working on. This solution will automate desktop activities when appropriate, or will trigger an unattended bot to complete a task and free the employee to deal with higher value activities.

Robotic Automation
Robotic solution for the automation of routine back office and contact center processes. Operated on virtual machines and monitored centrally, these robots handle unattended end-to-end processes, essentially performing any routine task which the human user would otherwise do manually.

Desktop analytics
Identifies productivity gaps and process best practices by monitoring and collecting data about employees' daily activities: for any applications used (including specific pages within the application), web sites visited, computer idle/locked mode, as well as the time the employee spent in each application/state. Applications can be classified as productive/non-productive or non-work related.

Predictive Behavioral Routing (PBR)
Leverages AI and machine learning to connect customers with the best agent based on personality-type, communication preferences, and behavioral characteristics. The connections result in sustained improvement in call outcomes for any type of contact center and measurable benefits to an organization’s bottom line.

Interactive Voice Response (IVR) Optimization
Enables organizations to reduce customer effort by increasing IVR containment rate, reducing IVR repeat calls, agent transfers, drop-offs and deflections and dramatically improving call center efficiency.

5. Customer Experience

Solutions and Capabilities	Description
Voice of the Customer
Collects and analyzes comprehensive data from multiple interaction touch points and channels; proactively solicits customer feedback from any touch point, including text message, email, IVR, mobile app, and online forms in scheduled cadences or immediately following an interaction through their channel of choice; and leverages indirect and unsolicited feedback channels. Delivers analytics that allow companies to understand the business practices and behaviors that drive customer loyalty, using metrics including Net Promoter Score® (NPS®), customer satisfaction, Customer Effort Score, or custom metrics. Drives strategic and operational improvements to increase retention and revenue opportunities. Delivers insights across departments with role-specific analytics, reporting, and alerts.

Customer Journey Optimization
Helps organizations optimize their overall customer interactions process across multiple touch points. The solution automatically constructs and visualizes a cross-channel map of the customer journey, providing insights into trends and focus areas for improvement. The Journey Excellence Score measures customer experience at the journey level, predicting successful outcomes and highlighting journey events that cause failure and customer dissatisfaction. It automatically assigns contact reasons to every interaction and reveals customer behavior patterns, helping to predict the customer’s next action and to respond accordingly. The solution highlights opportunities for self-service channel containment and offers real-time guidance for an improved customer experience.

Customer Loyalty
Understands the business practices and behaviors that drive customer loyalty by calculating NPS. Simplifies the customer experience, through methods such as quicker caller identification. Attracts new customers by offering an easier path to service than the competition. Statistically determines which business processes and agent behaviors have the greatest impact on customer behavior.

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

6. Sales Optimization

Solutions and Capabilities	Description
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

Sales Effectiveness
Helps organizations optimize their campaigns. Locates and quantifies specific events by building the right metrics to align with corporate objectives such as offers made versus up-sell opportunities. Correlates data points such as customer spend and purchase history to build predictive models, prioritizing customers with a propensity to buy and create the next-best offer. Identifies high-performing agents and bases best practices off their behavior. Establishes thresholds and works with agents, measuring performance against sales driven metrics.

7. Public Safety Police Incident Debriefing and Investigation

Solutions and Capabilities	Description
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

8. Public Safety Emergency Response Optimization

Solutions and Capabilities	Description
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

II. Financial Crime and Compliance

Our Platform and Solutions’ Core Capabilities

Core platform: Financial Crime and Compliance solutions (also known as NICE Actimize solutions) share a single, flexible and scalable core on- premises platform that enables financial services organizations to expand the use of NICE’s solutions over time. We recently launched X-Sight, the industry’s first cloud PAAS for financial crime and compliance. This eases implementation and lowers total cost of ownership.

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

Solutions are available individually or as an integrated whole.

Addressing Business Needs

1. ActOne – Investigations and Case Management

Solutions and Capabilities	Description
ActOne
Enables organizations to better manage and mitigate organizational risk by providing a single view across the business. It serves as a central platform for managing alerts, cases, investigations, and regulatory reporting, across multiple lines of business, channels, products, and regions, turning them into actionable insights.

ActOne Assist
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

Quality Assurance
Helps risk and compliance teams create a truly closed-loop, end-to-end investigation process. With it, compliance and quality teams can collaborate in order to reduce re-opens, work more efficiently and lower risk.

Productivity Studio
Allows organizations to increase speed and efficiency, without compromising on accuracy. Teams are empowered to understand their productivity by seeing gaps and bottlenecks in their workflows, as well as patterns and trends in their activities.

Notifications and Attestations
With Actimize Notifications and Attestations, management and internal audit can gain oversight of their teams, ensuring everyone is aligned; teams can mitigate risk by lowering organizational and personal accountability risk; and finally, teams can improve their efficiency with quick access to all past and present notifications without leaving the case management platform.

2. Anti-Money Laundering

Solutions and Capabilities	Description
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

Watch List Filtering
Provides enterprise-wide customer and transaction screening against multiple watch lists, for end-to-end sanctions list coverage. It identifies and manages sanctioned or high-risk individuals and entities, with real-time name recognition capabilities, providing organizations the ability to conduct accurate name matching to prevent non-compliance occurrences.

Customer Due Diligence
Provides integrated risk-based rating and continuous monitoring of accounts throughout the entire customer life-cycle, from initial applicant onboarding to periodic re-screening of existing customers. It is an open, flexible platform that can adapt to unique requirements across business segments, regions, and jurisdictions.

CTR Processing and Automation
Provides seamless automated Currency Transaction Reporting (CTR) processing to ensure compliance with U.S. Bank Secrecy Act standards, and to optimize CTR processes for efficiency and cost-effectiveness. This allows for the reduction in manual intervention and errors. Built-in validation tools and flexible capabilities enhance the quality and timeliness of completed reports while letting organizations adapt to changing regulatory and business needs.

Suspicious Transaction Activity Reporting	Global regulatory reporting forms. Provides operational efficiency needed to handle the increase in form filing requirements, including e-filing where applicable.
ActimizeWatch for SAM
This is a managed analytics service to overcome FSOs’ challenges in keeping their Anti-Money Laundering (AML) systems optimized. This service brings data scientists to organizations that may find it restrictive to build out their own data science teams and pair them with AML expertise. Managed analytics provides cost-predictability that continuously optimizes the system where existing tuning practices are costly and therefore infrequent and commonly avoided. This service also provides FSOs the ability to benchmark their AML performance against similar institutions which enables them to self-improve and have more preparedness and confidence in regulatory examinations.

AML Essentials
A cloud-based offering that uses the same power and experience as our enterprise solutions, with coverage that includes Transaction Monitoring, Customer Due Diligence, and Sanctions Screening, offers rapid deployment and reduces overhead to make compliance easier and at a lower total cost of ownership.

Anti-Bribery and Corruption (ABC)
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

3. Fraud Prevention

Solutions and Capabilities	Description
ActimizeWatch for Fraud
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

Fraud Essentials
A cloud-based offering that uses the power and experience as our enterprise solutions. The Fraud Essentials solution serves as both a single and cross-channel solution for online banking and mobile banking channels. It can detect fraud perpetrated against enrollments, address or account-based bill payments, and inter-bank transactions such as wire, ACH, etc.

Card Fraud
Enables card issuers, acquirers and processors to detect fraudulent transactions, whether ATM, PIN, signature point-of-sale, or without a physical card. Market leading profile based behavioral analytics takes into account all available transaction, reference and location data to provide holistic coverage of card and account takeover. Solution includes the Actimize Digital & Mobile Wallet Fraud which protects customers from digital account takeover and protects organizations from fraud liability and negative brand reputation. Monitors and protects a full range of wallet activity, including card/account provisioning, card present and not present purchases, person-to-person transfers, bill payments, and account-service events.
The Actimize Pre-Paid Card Fraud solution identifies and prevents fraud in the pre-paid sector. From ATM to point-of-sale (POS) and Card-Not-Present (CNP), all transactions can be identified, interdicted on and alerted in real time.

Digital Payments Fraud Solutions
Provides end-to-end protection against third party fraud on any type of payment (like ACH, Wire, P2P, SEPA, TCH/RTP and more) tailored for the specific needs of retail and commercial banks. The Actimize Digital Payments Fraud solutions protect the full lifecycle of the transaction, both at the customer accessing channels – online portal, mobile app, APIs, IVR, contact center – and at the backend, at the payment hub level. Using our unique expert-infused machine learning analytic we calculate a real-time risk score for every transaction and provide customers with a turnkey solution to resolve alerts and investigate fraud cases. Our solutions serve as a central “risk hub” that enables the sharing of internal and third-party data from multiple channels for fraud and cyber detection, operations, and investigations. By accurately and efficiently coordinating customer lifetime value, transaction amounts and service history, the solution optimizes fraud prevention by offering greater insight into cross-channel authentication and facilitates interdiction strategies.

X-Sight Studio
Enables customers to expand their Actimize Fraud solutions with their own models and analytics. The DIY studio also enables our customers to develop a fraud solution for use cases which go beyond the available packaged fraud solutions from Actimize.

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

Check Fraud
Helps financial institutions minimize deposit fraud losses by providing comprehensive account activity monitoring. The solution analyzes risk across silos of data and lines of business, consolidates suspicious activity notifications into account and customer level alerts, and allows real-time decisioning to safely accelerate fund availability and enhance customer satisfaction.

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

4. Financial Markets Compliance

Solutions and Capabilities	Description
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

Sales Practices and Suitability
Provides coverage for a broad range of sales practices and issues, helping organizations meet current and future global regulatory requirements and ensure investment recommendations are consistent with each customer’s suitability profiles. It also includes a comprehensive toolset that allows organizations to automate sales practice compliance processes, extend out of the box analytics and visualize overall risks. By automating oversight and supervision, companies can ensure consistency and maintain a consolidated audit trail, lowering regulatory risk while improving productivity and efficiency.

Market Surveillance
Helps financial organizations to meet global regulatory requirements and protects them from reputational damage and financial losses. The solution provides Full Asset Class coverage to address the global regulatory requirements including both exchange traded products and OTC trades. Specialized analytics are designed to process today's HFT (high frequency trading) trading volume and detect different types of risks, including Spoofing, Layering, Fictitious Orders and more. The solution also addresses the complex requirements around Insider Dealing news based, Cross Market/Cross Product and Frontrunning. Our patented correction engine automates the reconstruction process and helps the Compliance Analyst to understand the intent behind a suspicious trade by creating the full life cycle of a trade.

Markets Surveillance Cloud (MSC)
Provides a turnkey solution that effectively detects market manipulation and reduces false positives by enabling organizations to create rules and tailor alert thresholds based on their trading activity.

Holistic Surveillance
Provides a holistic view across both trade and communications data, proactively analyzing all trading interactions, while monitoring the full trade life cycle in conjunction with relevant news events.

Holistic Behavioral Analytics
Enables sell side, buy side, and retail brokerage companies to easily pinpoint individuals whose actions are putting their organization at risk. The solution does this by analyzing a wide range of data and identifying deviations from normal behavior. In addition, Holistic Behavioral Analytics is the natural complement to traditional analytics, allowing you to cover both sides of compliance — known and hidden threats.

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

We also have strategic technology partnerships in place to ensure full integration with NICE’s offerings, delivering value added capabilities that address a variety of technology environments. Our DEVone program allows third party software providers to integrate with our CXone™ platform and extend its functionality. We currently have over 120 DEVone partners.

The following is a partial list of our main partners, some of which we cooperate with across all of our businesses, while others are only involved in a portion of our initiatives: Accenture, BT, ConvergeOne, Dimension Data, Deloitte, IBM, Infosys, IPC, Motorola, PWC, RingCentral, Salesforce, Servion, Tata Consulting Services and Verizon.

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

Cloud Services ensure that solutions hosted in the NICE cloud run optimally, maximizing availability, performance and quality while ensuring the security of customer information. This is done by use of very sophisticated proprietary utilities and automations that perform in a proactive manner allowing the means to avoid impacting customer and business interruption. This includes: NICE Cloud Services Operations, running our Hosting Centers as well as AWS Global Regions; an experienced DevOps team who design and develop the utilities and automations while working with our product development teams to optimize our solutions for the cloud environment, and the 7X24 Cloud Application Support teams that monitor and manage the solutions for our customers, ensuring world class up-time, performance, scalability and security.

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

•	Application Performance Services – A 24/7 function that proactively monitors NICE-hosted and customer-premises environments with triage, resolution and escalation of system alarms.

Managed Technical Services (Technical and Operation) – NICE offers a suite of managed technical and operation services that enable the customer to fully outsource all necessary responsibilities and functions required in order to manage the NICE solutions. This service includes: dedicated onsite and remote support engineers, system management, system operation, updates and upgrades.

Manufacturing and Source of Supplies

The vast majority of our solutions is software-based and is deployed by open cloud platform and standard commercial servers.

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

We have qualified for and received the ISO-9001:2015 quality management, as well as the ISO 27001:2013 information security management and ISO 14001:2015 environmental management certifications.

Research and Development

We believe that the development of new products and the enhancement of existing products are essential to our future success. Therefore, we intend to continue to devote substantial resources to research and new product development, and to continuously improve our systems and design processes in order to reduce the cost of our products. Our research and development efforts have been financed through our internal funds and through some programs sponsored through the government of Israel.

We believe our research and development effort has been an important factor in establishing and maintaining our competitive position

In 2018, we were qualified to participate in six programs funded by the Israeli NATI to develop generic technology relevant to the development of our products. Such programs are approved pursuant to the Law for the Encouragement of Industrial Research and Development, 1984 (the “Research and Development Law”), and the regulations promulgated thereunder. We were eligible to receive grants constituting between 40% and 66% of certain research and development expenses relating to these programs. Some of these programs were approved as programs for companies with large research and development activities and some of these programs are in the form of membership in certain Magnet consortiums. Accordingly, the grants under these programs are not required to be repaid by way of royalties. However, the restrictions of the Research and Development Law described below apply to these programs. In 2016, 2017 and 2018 we received a total of $1.3 million, $2.1 million, and $2.2 million from the NATI programs, respectively

The Research and Development Law generally requires that the product incorporating know-how developed under an NATI-funded program be manufactured in Israel. However, upon the approval of the NATI (or notification in the event set forth below, as the case may be), some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased, which increase might be up to 300% of the grant (depending on the portion of the total manufacturing volume that is performed outside of Israel). Following notification to the NATI (and provided the NATI did not object), up to 10% of the grant recipient’s approved Israeli manufacturing volume, measured on an aggregate basis, may be transferred out of Israel, subject to payment of the increased royalties referenced above.

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

                We currently hold 298 U.S. patents and 41 patents issued in additional countries covering substantially the same technology as the U.S. patents. We have 79 patent applications pending in the United States and other countries. We believe that the improvement of existing products and the development of new products are important in establishing and maintaining a competitive advantage. We believe that the value of our products is dependent upon our proprietary software and hardware continuing to be “trade secrets” or subject to copyright or patent protection. We generally enter into non-disclosure and non-compete agreements with our employees and subcontractors. However, there can be no assurance that such measures will protect our technology, or that others will not develop a similar technology or use technology in products competitive with those offered by us. In most of the areas in which we operate, third parties also have patents which could be found applicable to our technology and products. Such third parties may include competitors, as well as large companies, which invest millions of dollars in their patent portfolios, regardless of their actual field of business. Although we believe that our products do not infringe upon the proprietary rights of third parties, there can be no assurance that one or more third parties will not make a claim or that we will be successful in defending such claim.

In addition, to the extent we are not successful in defending such claims, we may be subject to injunctions with respect to the use or sale of certain of our products or to liabilities for damages and may be required to obtain licenses which may not be available on reasonable terms.

                We own the following trademarks and/or registered trademarks in different countries: Actimize, Actimize logo, NICE Adaptive WFO, NICE WFM, NICE Voice of the Customer, NICE Work Force Management, NICE Incentive Compensation, NICE Real Time Solutions, NICE Trading Recording, NICE Uptivity, NICE Air, NICE Communication Surveillance, Customer Engagement Analytics, Decisive Moment, Fizzback, IEX, inContact, inContact Logo, NICE inContact, Insight from Interactions, Intent. Insight. Impact., Last Message Replay, Mirra, NICE, NICE Analyzer, NICE Engage, NICE Engage Platform, NICE Interaction Management, NICE Sentinel, NICE Inform, NICE Inform Lite, NICE Performance Compliance, NICE Inform Media Player, NICE Inform Verify, NICE Logo, NICE Perform, NICE Incentive Compensation Management, NICE Real Time Solutions, NICE Trading Recording, NICE Proactive Compliance, NICE Seamless, NICE Security Recording, NICE SmartCenter, NICE, NiceLog, Nexidia, Nexidia ((!)) Logo, Nexidia Interaction Analytics, Nexidia Advanced Interaction Analytics, Nexidia Search Grid, Neural Phonetic Speech Analytics, Own the Decisive Moment, Scenario Replay, Syfact, Syfact Investigator, TotalView, inContact Cloud Center Solutions, Supervisor on-the-go, VAAS, Voice as a Service, Personal Connection, InTouch, Echo, inCloud, CXone, CXone Logo, NICE inContact CXone, NICE Perform Compliance, NICE Performance Management, inContact Automatic Contact Distributor, inContact Personal Connection, inContact Interactive Voice Response and inContact Work Force Management, Mattersight, Mattersight Logo, Mattersight See What Matters and Chemistry of Conversation.

Seasonality

The majority of our business operates as an enterprise software model, which is characterized, in part, by uneven business cycles throughout the year and under which a significant portion of customer orders are entered into in the fourth quarter of each calendar year, due primarily to year-end capital purchases by customers and holiday season spending in our cloud subscription models. Such factors have resulted in 2016, 2017 and 2018 first quarter revenue being lower than revenue in the fourth quarter of the preceding calendar year. We believe that this trend will continue in the near future. While seasonal factors such as these are common in the software and technology industry, this pattern should not be considered a reliable indicator of our future revenue or financial performance. Many other factors, including general economic conditions, also have an impact on our business and financial results. See “Risk Factors” under Item 3, "Key Information" of this annual report for a more detailed discussion of factors which may affect our business and financial results.

Regulation

Data Privacy and Cyber-Related Security Restrictions

We are subject to applicable data privacy and cyber-related security restrictions in countries in which our customers and their end-users are located, including the United States, Israel and the European Union, specifically in relation to our SaaS, hosting and cloud-based services, as well as other outsourced services. For example, on April 14, 2016, the European Parliament formally adopted the GDPR, which became effective on May 25, 2018. In the event we do not comply with such data privacy and cyber-related security restrictions, we may be subject to significant financial penalties.

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

Similar regulations have been, or are being, formulated in other parts of the world. We may be required to comply with other similar programs that are enacted outside Europe in the future.

Competition

We believe that our solutions have several competitive advantages (as set forth above in “Our Solutions” section in this Item 4 – “Business Overview”) as well as their scale, performance and accuracy, comprehensiveness of solutions and broad functionality.

We are leaders in the Customer Engagement space. We compete against WFO players such as Aspect, Calabrio, Genesys and Verint. In the CCaaS market, which is a part of the Contact Center Infrastructure market that is still mainly held by traditional on-premises players, we compete against Amazon Connect, Avaya, Five9 and Genesys, as well as other niche vendors. We also compete against certain Unified cloud Communications vendors (UCaaS), such as 8x8 and Vonage (who acquired in 2018 New Voice Media, a CCaaS provider), which offer basic CCaaS capabilities. In addition, we are seeing some CRM companies that provide a subset functionality of our broader offerings.

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

Name of Subsidiary	Country of Incorporation or Residence
Nice Systems Australia PTY Ltd.	Australia
NICE Systems Technologies Brasil LTDA	Brazil
NICE Systems Canada Ltd.	Canada
Nice Systems China Ltd.	China
Nice France S.A.R.L.	France
NICE Systems GmbH	Germany
NICE APAC Ltd.	Hong Kong
NICE Systems Kft	Hungary
Nice Interactive Solutions India Private Ltd.	India
Nice Technologies Ltd.	Ireland
Actimize Ltd.	Israel
Nice Japan Ltd.	Japan
NICE Technologies Mexico S.R.L.	Mexico
NICE Netherlands B.V.	Netherlands
Nice Systems (Singapore) Pte. Ltd.	Singapore
Nice Switzerland AG	Switzerland
Actimize UK Limited	United Kingdom
NICE Systems Technologies UK Limited	United Kingdom
NICE Systems UK Ltd.	United Kingdom
Actimize Inc.	United States
Nice Systems Inc.	United States
Nice Systems Latin America, Inc.	United States
Nice Systems Technologies Inc.	United States
Mattersight Corporation	United States
Nexidia Inc.	United States
inContact Inc.	United States
inContact Bolivia S.R.L.	Bolivia
inContact Philippines Inc.	Philippines

Property, Plants and Equipment

Our executive offices and engineering, research and development operations are located in North Ra’anana, Israel. The offices occupy approximately 242,000 square feet, with an annual rent and maintenance fee of approximately $9.8 million in 2019 and thereafter, paid in NIS and linked to the Israeli consumer price index. The lease for these offices in our Northern Ra’anana facilities will expire in October 2022.

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

Overview

NICE is a global enterprise software leader providing solutions that are based on advanced analytics, artificial intelligence and automation. We serve two main markets, Customer Engagement and Financial Crime and Compliance. NICE’s integrated solutions are based on advanced cloud platforms designed to provide a complete and unified portfolio for improving customer experience as well as preventing financial crime.

NICE’s core mission is empowering organizations to provide exceptional customer experiences and protect their reputation by preventing financial crime. Our software is used by customer service organizations of enterprises of all sizes and verticals, and by compliance and fraud-prevention groups in leading financial institutions.

With an integrated cloud platform and advanced analytics solutions, we help organizations understand customers’ behaviour, create smarter personal customer connections, engage their employees, optimize their workforce and improve their processes. Additionally, we help them predict needs and identify risks to create excellent and personalized customer experiences, prevent fraud and ensure compliance. These capabilities are enhanced through the utilization of advanced automation and artificial intelligence capabilities. Our most advanced solutions constantly improve by applying machine learning to cross-industry and cross- organizational data and by offering collective insights.

NICE is at the forefront of two industry transformations; the adoption of cloud platforms by enterprises and the shift by financial institutions to integrated risk management solutions for end-to-end financial crime prevention.

In both cases, our ability to deeply integrate analytics and automation and apply it across multiple data sources and workflows enables organizations to achieve greater effectiveness and efficiency.

We rely on several key assets to drive our growth:

•
Our market-leading open customer experience cloud platform with an integrated suite application for omnichannel routing, workforce optimization and analytics, as well as our open Financial Crime and Compliance cloud platform. Both platforms embed analytics, automation and artificial intelligence, and are protected by a broad array of patents.

•	Our ability to provide solutions that cover all market segments, from small to mid-sized business to large scale Fortune 100 enterprises.

•	Our extensive portfolio of applications as well as a large partner ecosystem allow NICE’s customers to benefit from a wide range of both cloud and on-premises solutions.

•	Our broad array of proprietary technologies and algorithms in the domains of automation, analytics, machine learning, speech-to-text, natural language processing, personality-based routing and others.

•	Our market leadership, which makes us a well-recognized brand, and creates top-of-mind awareness for our solutions in our areas of operation.

•	Our loyal customer base: Today, more than 25,000 organizations in over 150 countries, including 85 of the Fortune 100 companies, use NICE solutions.

•	Our ability to quickly drive mainstream adoption for innovative solutions and new technologies and trends, which we introduce to the market through our direct sales force and distribution network.

•	Our skilled employees and domain expertise in our core markets allows us to bring our customers the right solutions to address key business challenges and build strong customer partnerships.

•
Our access to data for improving our algorithms through machine learning and artificial intelligence, which relies on a combination of our expansive customer base, cloud deployments and domain expertise.

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

On August 20, 2018, we completed the acquisition of Mattersight Corporation ("Mattersight"), a leading provider of cloud-based analytics for customer service organizations. We acquired Mattersight for total consideration of approximately $105.1 million. This acquisition brings together the market’s leading behavioral analytics and NICE's advanced cloud innovation capabilities, empowering organizations to improve customer experience through deep understanding of the customer persona. Organizations can now benefit from an enhanced analytics solutions portfolio in the cloud, while driving personalization and efficiently creating real-time connections between customers and service.

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

On March 22, 2016, we completed the acquisition of Nexidia Inc. (“Nexidia”), a leading provider of advanced customer analytics. We acquired Nexidia for total consideration of approximately $135 million in cash. The acquisition allows us to offer a combined offering, featuring a best-in-class, analytics-based solution with accuracy, scalability and performance, enabling organizations to expand their analytics usage in critical business use cases.

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

Revenue Recognition. We generate revenues from sales of software products, services and cloud, which include software license, SaaS and network connectivity, hosting, support and maintenance, implementation, configuration, project management, consulting and training. We sell our products directly through our sales force and indirectly through a global network of distributors, system integrators and strategic partners, all of whom are considered end-users.

We recognize revenues in accordance with ASC No. 606, “Revenue from Contracts with Customers” (“ASC 606”). As such, we identify a contract with a customer and the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation in the contract and recognize revenues when (or as) we satisfy a performance obligation.

Revenue is measured based on the consideration specified in a contract with a customer, excluding taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that we collect from a customer. We enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations.

We allocate the transaction price to each performance obligation identified based on its relative standalone selling price (“SSP”) out of the total consideration of the contract.

We determine SSP based on the price at which the performance obligation is sold separately. If the SSP is not observable through past transactions, we estimate the SSP taking into account available information such as geographic or regional specific factors, internal costs, profit objectives, and internally approved pricing guidelines related to the performance obligation. Where there is high diversity, we use the residual method.

Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised product or service to the customer. Software license revenues are recognized at the point in time when the software license has been delivered and the benefit of the asset has transferred.

Support and maintenance service revenues are recognized ratably over the term of the underlying maintenance contract term. Renewals of maintenance contracts create new performance obligations that are satisfied over the term with the revenues recognized ratably over the period of the renewal. Revenues from professional services are recognized as services are performed.

Our SaaS offerings provide customers access to certain of our software within a cloud-based IT environment on a subscription basis and may also include network connectivity services over our network or through third party network connectivity providers on a usage basis. Because such offerings do not grant customers the right to take possession of the software, we consider these arrangements to be service contracts. In addition, we also derive revenue from professional services included in implementing or improving a customer's cloud software solutions experience.

Revenues for SaaS offerings are recognized ratably over the contract term or based on actual usage, commencing with the date the service is made available to the customers. Revenue from the network connectivity usage is derived based on customer specific rate plans and call usage and is recognized in the period the call is initiated. Upfront fees related to professional services that are interdependent with SaaS are not considered distinct. These services are considered a material right and as such are deferred and recognized over the estimated life of the customer.

Payment terms and conditions vary by contract type. In instances where the timing of revenue recognition differs from the timing of invoicing, we determine our contracts generally to not include a significant financing component since our selling prices are not subjected to billing terms nor is our purpose to receive financing from our customers or to provide customers with financing.

We maintain a provision for product returns and other contractual rights which are estimated based on our experience and are deducted from revenues and recorded under accrued expenses and other liabilities on the balance sheets.

As of December 31, 2018, the aggregate amount of the total transaction price allocated in contracts with original duration greater than one year of the remaining performance obligations was approximately $705 million. As of December 31, 2018, we expect to recognize the majority of the revenue of remaining performance obligation over the next 24 months. We had elected the optional exemption, which allows for the exclusion of the amounts for remaining performance obligations that are part of contracts with an original expected duration of one year or less. Such remaining performance obligations represent unsatisfied or partially unsatisfied performance obligations pursuant to ASC 606.

Costs to Obtain Contracts. We capitalize sales commission as costs of obtaining a contract when they are incremental and if they are expected to be recovered. We apply judgment in estimating the amortization period, by taking into consideration customer contract terms, history of renewals, expected length of customer relationship, as well as the useful life of the underlying technology and products. Amortization of sales commission expense is included in selling and marketing expenses in the accompanying consolidated statements of income. For costs that we would have capitalized and amortized over one year or less, we elected to apply the practical expedient and expense these contract costs as incurred.

Impairment of Long-Lived Assets. Our long-lived assets include goodwill, property and equipment and identifiable other intangible assets that are subject to amortization.

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, "Intangible - Goodwill and Other," ("ASC 350") goodwill is not amortized, but rather is subject to an annual impairment test. ASC 350 requires goodwill to be tested for impairment at the reporting unit level at least annually or between annual tests in certain circumstances and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. ASC 350 allows us to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the two-step impairment test is performed. Alternatively, ASC 350 permits us to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test.

During the fourth quarter of each of the fiscal years ended December 31, 2016, 2017 and 2018, we performed a qualitative assessment for our reporting units and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required. Accordingly, no impairment charge was recognized during any of such fiscal years.

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

Business Combination. We apply the provisions of ASC 805, “Business Combination”, and we allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer relationships, acquired technology and acquired trademarks from a market participant perspective, useful lives and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

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

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables and trade payables, approximate their fair value due to the immediate or short-term maturities of these financial instruments. The carrying amount of the long-term loan approximates its fair value due to the fact the loan bears a variable interest rate.

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

Recently Adopted Accounting Standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued a new standard related to revenue recognition. Under the standard, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

We adopted Accounting Standard Update (“ASU”) No. 2014-09 utilizing the modified retrospective method. The cumulative impact of applying the new guidance to all contracts with customers that were not completed as of January 1, 2018 was recorded as an adjustment to retained earnings as of the adoption date. As a result, the following adjustments were made to accounts on the consolidated balance sheet: a decrease in the deferred revenues of approximately $39 million, an increase of approximately $39 million in the costs related to obtaining customer contracts and a decrease of approximately $16 million in the tax related accounts.

The impact mainly relates to arrangements that include term-based software licenses, allocation of transaction price to each performance obligation on a relative SSP and capitalization of costs related to obtaining customer contracts.

Select consolidated balance sheet line items, which reflect the adoption impact of the new standard, are as follows:

	December 31, 2018
	As Reported	Balances without adoption of SC 606	Effect of Change Higher (Lower)

Assets:
Prepaid expenses and other current assets	$87,450	$91,671	$(4,221)
Other long-term assets	74,042	16,367	57,675
Deferred tax assets	12,309	12,356	(47)
Liabilities:
Deferred revenues and advances from customers	(256,499)	(285,367)	28,868
Accrued expenses and other liabilities	(373,908)	(368,681)	(5,227)
Deferred tax liabilities	(44,140)	(32,125)	(12,015)
Shareholders’ Equity:	$2,016,613	$1,951,580	$65,033

 In accordance with ASC 606, the disclosure of the impact for the adoption of ASC 606 on the consolidated statement of income was as follows:

	Year ended December 31, 2018
	As Reported	Amounts without adoption of SC 606	Effect of Change Higher (Lower)

Consolidated Statement of Income:
Total revenues	$1,444,519	$1,453,762	$(9,243)
Cost of revenues	496,815	497,479	(664)
Selling and marketing	370,659	384,142	(13,483)
Taxes on income	27,377	26,347	1,030
Net income	159,338	155,464	3,874
Earnings per share:
Basic	$2.60	$2.53	$(0.07)
Diluted	$2.52	$2.46	$(0.06)

In June 2018, FASB issued ASU 2018-07 to expand the scope of ASC 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. We adopted the standard effective as of January 1, 2018, and the adoption of this standard did not have a significant impact on our Consolidated Financial Statements.

In January 2017, the FASB issued ASU 2017-01 "Business Combinations (ASC 805): Clarifying the Definition of a Business" ("ASU 2017-01"), which provides guidance to evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. If substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single asset or a group of similar assets, the assets acquired (or disposed of) are not considered a business. ASU 2017-01 is effective for us for fiscal years beginning after December 15, 2017. We adopted the standard effective as of January 1, 2018, and the adoption of this standard did not have a significant impact on our Consolidated Financial Statements.

Recently Issued Accounting Standards Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, “Leases (ASC 842)”, which will replace the existing guidance of ASC 840, “Leases”. This ASU aims to increase transparency and comparability among organizations by requiring lessees to recognize lease assets and lease liabilities on the balance sheet and requiring disclosure of key information about leasing arrangements. This ASU is effective for annual periods beginning after December 15, 2018. The provisions of ASU 2016-02 are to be applied using a modified retrospective approach.

In July 2018, the FASB issued Accounting Standards Update 2018-11, “Leases (ASC 842)”. This update provides entities with an additional (and optional) transition method to adopt the new leases standard. Under this method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, the prior comparative period’s financials will remain the same as those previously presented. We will adopt this transition method in the first quarter of 2019. We also elected the available practical expedients on adoption.

The standard will have a material impact on our consolidated balance sheets. In addition, a material portion of the Company's leases are denominated in currencies other than the functional currency, mainly in NIS. As a result, the associated lease liabilities will be remeasured using the current exchange rate in the future reporting periods, which may result in material foreign exchange gains or losses. Other than the matters discussed above, the standard is not expected to have a material impact on our consolidated income statements or cash flow. Following adoption of the new standard, we expect to recognize additional operating liabilities of approximately $120 million with corresponding right of use (“ROU”) assets of approximately the same amount based on the present value of the remaining minimum rental payments under current leasing standards for existing operating leases, as of January 1, 2019.

In August 2018, FASB issued ASU 2018-15, “Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract” (“ASU 2018-15”). The amendments in ASU 2018-15 provide guidance to align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The new guidance is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. We are currently evaluating the effect that this guidance will have on our Consolidated Financial Statements.

In August 2017, the FASB issued ASU 2017-12, “Derivatives and Hedging (ASC 815): Targeted Improvements to Accounting for Hedging Activities”. The objectives of this ASU are to improve the financial reporting of hedging relationships to better portray the economic results of an entity's risk management activities in its financial statements and to make certain targeted improvements to simplify the application of the hedge accounting guidance in current GAAP. This ASU is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. We are currently evaluating the effect of the adoption of this ASU on our Consolidated Financial Statements.

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments - Credit Losses (ASC 326)" ("ASU 2016-13"). The amendments in this update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be of greater use to users of the financial statements. ASU 2016-13 is effective for us for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is allowed as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are still evaluating the effect that this guidance will have on our Consolidated Financial Statements.

In January 2017, the FASB issued ASU 2017-04 "Intangibles - Goodwill and Other (ASC 350): Simplifying the Accounting for Goodwill Impairment" ("ASU 2017-04"). ASU 2017-04 eliminates step 2 of the goodwill impairment test, which requires the calculation of the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. ASU 2017-04 is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. We are currently evaluating the effect that this guidance will have on our Consolidated Financial Statements.

Results of Operations

The following table sets forth our selected consolidated statements of income for the years ended December 31, 2016, 2017, and 2018, expressed as a percentage of total revenues (totals may not add up due to rounding).

	2016	2017	2018
Revenues
Products	30.2%	23.9%	18.3%
Services	61.4	49.0	49.8
Cloud	8.4	27.1	31.9
	100.0	100.0	100.0
Cost of revenues
Products	5.2	3.8	2.2
Services	24.6	16.9	15.9
Cloud	3.5	14.5	16.3
	33.3	35.2	34.4

Gross profit	66.7	64.8	65.6

Operating expenses
Research and development, net	13.9	13.6	12.7
Selling and marketing	26.4	27.1	25.7
General and administrative	11.5	9.7	10.6
Amortization of acquired intangibles	1.7	3.1	2.9
Total operating expenses	53.5	53.5	51.9

Operating income	13.2	11.3	13.7
Financial expenses (income) and other, net	(1.0)	1.5	0.8

Income before taxes	14.2	9.8	12.9
Taxes on income (tax benefits)	2.1	(1.0)	1.9

Net income from continuing operations	12.1	10.8	11.0

Income (loss) from discontinued operations	(0.8)	-	-
Taxes on income (tax benefits) from discontinued operations	(0.2)	-	-

Net income (loss) from discontinued operations	(0.6)	-	-

Net income	11.5	10.8	11.0

Comparison of Years Ended December 31, 2016, 2017 and 2018

Revenues

Our total revenues in 2018 increased by $112.3, or 8.4% to $1,444.5 million compared to $1,332.2 million in 2017. Revenues from sales of Customer Engagement Solutions and Financial Crime and Compliance Solutions in 2018 were $1,156.1 million and $288.4 million, respectively, an increase of 10% and 2.7% from 2017, respectively.

The growth in 2018 revenues from our Customer Engagement Solutions is mainly attributed to increased demand for our solutions delivered over the cloud and to acquisitions completed during 2018 and 2017. The growth in 2018 revenues from Financial Crime and Compliance Solutions is primarily driven by increase in our service revenue.

Our total revenues in 2017 increased by $316.7, or 31.2% to $1,332.2 million compared to $1,015.5 million in 2016. Revenues from sales of Customer Engagement Solutions and Financial Crime and Compliance Solutions in 2017 were $1,051.4 million and $280.8 million, respectively, an increase of 39.4% and 7.5% from 2016, respectively.

The growth in 2017 revenues from our Customer Engagement Solutions is mainly attributed to increased demand for our solutions delivered over the cloud and to our expanded analytics offerings primarily due to the full year inclusion of inContact and Nexidia, respectively. The growth in revenues from Financial Crime and Compliance Solutions is primarily driven by increased demand of financial institutions throughout our markets for solutions that secure financial transactions and prevent fraud and complex financial crimes, magnified by the continued evolution of advancements in our technology.

	Years Ended December 31, (U.S. dollars in millions)			Percentage Change
	2016	2017	2018	2016-2017	2017-2018

Product revenues	$306.2	$318.9	$263.8	4.1%	(17.3)%
Service revenues	623.8	652.1	719.5	4.5	10.4
Cloud revenues	85.5	361.2	461.2	322.4	27.7
Total revenues	$1,015.5	$1,332.2	$1,444.5	31.2%	8.4%

Our product revenue was $263.8 million in 2018 compared to $318.9 million in 2017. The decrease of 17.3%, or $55.1 million in product revenues is primarily attributed to the change in accounting standard for revenue recognition (adoption of ASC 606) and to the growing demand of our existing customers for new cloud solutions. Our product revenues in 2017 increased by $12.7 million, or 4.1% to $318.9 million compared to $306.2 million in 2016, which can be attributed primarily to the increased demand for our Financial Crime and Compliance Solutions products mainly due to increased demand of financial institutions throughout our markets.

Our service revenues in 2018 increased by 10.4%, or $67.4 million to $719.5 million compared to $652.1 million in 2017, mainly due to increase in maintenance revenue resulting primarily from an increase in our install base from previous years sales, growing demand for our managed services offerings, and to the change in accounting standard for revenue recognition (adoption of ASC 606).

Our service revenues in 2017 increased by 4.5%, or $28.2 to 652 million compared to $623.8 million in 2016, mainly due to the increase in maintenance services resulting primarily from an increase in install base from previous years' sales, partially offset by a decrease in professional services due to the growing transition from on-premise to cloud-based solutions.

Our cloud revenues in 2018 increased by 27.7%, or $100 million to $461.2 million compared to $361.2 million in 2017, mainly due to growing demand for our cloud solutions, new customers transition from on-premise to cloud-based solutions, recent acquisitions completed during 2017 and 2018 and expansion in mid-market customers.

Our cloud revenues in 2017 increased by 322.4%, or $275.7 million to $361.2 million compared to $85.5 million in 2016, mainly due to the full year inclusion of InContact and Nexidia and due to the growing transition from on-premise to cloud-based solutions.

Revenue by Region
	Years Ended December 31, (U.S. dollars in millions)			Percentage Change
	2016	2017	2018	2016-2017	2017-2018

United States, Canada and Central and South America (“Americas”)	$720.5	$1,035.9	$1,123.9	43.8%	8.5%
Europe, the Middle East and Africa (“EMEA”)	193.5	190.0	206.9	(1.8)	8.9
Asia-Pacific (“APAC”)	101.5	106.3	113.7	4.7	7.0
Total revenues	$1,015.5	$1,332.2	$1,444.5	31.2%	8.4%

Revenue in Americas increased in 2018 by 8.5%, or $88 million to $1,123.9 million compared to $1,035.9 million in 2017, mainly due to increased demand for our Customer Engagement Solutions delivered over the cloud and recent acquisitions completed during 2017 and 2018.

Revenue in Americas increased in 2017 by 43.8%, or $315.4 million to $1,035.9 million compared to $720.5 million in 2016, mainly due to increased demand for our solutions delivered over the cloud and our analytics offerings, primarily due to the full year inclusion of inContact and Nexidia, respectively.

Revenue in EMEA increased in 2018 by 8.9%, or $16.9 million to $206.9 million compared to $190.0 million in 2017, mainly due to increased demand for our Customer Engagement solutions.

Revenue in EMEA decreased in 2017 by 1.8%, or $3.5 million to $190 million compared to $193.5 million in 2016, mainly due to lower demand for our solutions, partially offset by an increase in our analytics offerings.

Revenue in APAC increased in 2018 by 7%, or $7.4 million to $113.7 million compared to $106.3 million in 2017. Revenue in APAC increased in 2017 by 4.7%, or $4.8 million compared to revenue in 2016. Growth in revenue in both 2018 and 2017 is mainly due to increased demand for both our Customer Engagement Solutions and Financial Crime and Compliance Solutions.

Cost of Revenues

	Years Ended December 31, (U.S. dollars in millions)			Percentage Change
	2016	2017	2018	2016-2017	2017-2018

Cost of product revenues	$53.0	$51.1	$31.1	(3.6)%	(39.2)%
Cost of service revenues	250.0	225.0	229.7	(10)	2.1
Cost of cloud revenues	34.7	192.6	236.0	455	22.6%
Total cost of revenues	$337.7	$468.7	$496.8	38.8%	6%

  Our cost of product revenues in 2018 decreased by $20 million, or 39.2% compared to 2017 and decreased as a percentage of product revenue compared to 2017, mainly due to decrease in amortization of intangibles assets.

  Our cost of product revenues in 2017, decreased by $1.9 million, or 3.6% compared to 2016 and decreased as a percentage of product revenue compared to 2016, mainly due to decrease in amortization of intangibles assets and third-party royalties payable to vendors.

  Our cost of service revenues in 2018 increased by $4.7 million, or 2.1% compared to 2017 and decreased as a percentage of service revenue. Our cost of service revenues in 2017 decreased by $25 million or 10% compared to 2016 and decreased as a percentage of service revenue. Decrease as a percentage of service revenue in both 2018 and 2017 is primarily attributed to increased efficiency in service organization, migration of certain functions to low-cost countries and a decrease in amortization of intangible assets.

Our cost of cloud revenues in 2018 increased by $43.4 million or 22.6% compared to 2017 and decreased as a percentage of cloud revenue. Total increase is primarily due to increase in our cloud sales, recent acquisitions completed in 2017 and 2018 and amortization of internal use software. The decrease as percentage of revenue is primarily due to scaling in our cloud business and efficiencies in our internal operations.

Cost of cloud revenues in 2017 increased by $157.9 million, or 455% compared to 2016 and as a percentage of cloud revenues. The increase is primarily due to the full year inclusion of inContact and Nexidia and the growing transition from on-premise to cloud-based solutions.

Gross Profit

	Years Ended December 31, (U.S. dollars in millions)			Percentage Change
	2016	2017	2018	2016-2017	2017-2018

Gross profit on product revenues	$253.2	$267.9	$232.7	5.8%	(13.1)%
as a percentage of product revenues	82.7%	84.0%	88.2%
Gross profit on service revenues	$373.8	$427.0	$489.9	14.2	14.7
as a percentage of service revenues	59.9%	65.5%	68.1%
Gross profit on cloud revenues	$50.8	$168.6	$225.1	231.9	33.5
as a percentage of cloud revenues	59.4%	46.7%	48.8%
Total gross profit	$677.8	$863.5	$947.7	27.4%	9.8%
as a percentage of total revenues	66.7%	64.8%	65.6%

  Our gross profit on product revenues in 2018 was $232.7 compared to $267.9 in 2017, representing a decrease of $35.2 million, or 13.1%, which is mainly attributed to a decrease in product revenue resulted from the change in accounting standard for revenue recognition (Adoption of ASC 606) and growing demand of our existing customers for new cloud solutions. Our gross profit of product revenue as percentage of product revenue in 2018 increased to 88.2% compared to 84% in 2017, primarily due to a decrease in amortization of intangibles assets.

  Our gross profit on product revenues in 2017 increased by $14.7 million, or 5.8% compared to 2016 and increased as a percentage of product revenue to 84% compared to 82.7% in 2016. Increase in gross profit and margin resulted from increased sales of software-based solutions with higher margins and a decrease in third party royalties payable to vendors and amortization of intangible assets.

Our gross profit on service revenues in 2018 increased by $62.9 million, or 14.7% compared to 2017 and increased as a percentage of service revenue to 68.1% in 2018 compared to 65.5% in 2017. Our gross profit on service revenues in 2017 increased by $53.2 million, or 14.2% compared to 2016 and increased as a percentage of service revenue to 65.5% in 2017 compared to 59.9% in 2016. Increase in service revenue gross margin in both 2018 and 2017 is mainly attributed to the increase in our service revenues, efficiencies in our service organization and a decrease in amortization of intangibles assets.

Our gross profit on cloud revenues in 2018 increased by $56.5 million, or 33.5% compared to 2017 and increased as a percentage of cloud revenue to 48.8% in 2018 compared to 46.7% in 2017. Increase in cloud gross profit and margin is mainly attributed to scaling in our cloud business and efficiencies in our internal operations.

Our gross profit on cloud revenues in 2017 increased by $117.8 million, or 231.9% compared to 2016 and decreased as a percentage of cloud revenue from 59.4% in 2016 to 46.7% in 2017. Increase in gross profit is due to an increase in our cloud sales, which is primarily due to the full year inclusion of inContact and Nexidia. The decrease in cloud gross margin is mainly due to inContact cloud which historically had a lower gross margin.

Operating Expenses

	Years Ended December 31, (U.S. dollars in millions)			Percentage Change
	2016	2017	2018	2016-2017	2017-2018

Research and development, net	$141.5	$181.1	$183.8	28.0%	1.5%
Selling and marketing	268.3	361.3	370.7	34.7	2.6
General and administrative	116.6	129.1	153.3	10.7	18.8
Amortization of acquired intangible assets	$17.2	$41.9	$42.3	143.6	0.9

Research and Development, Net. Net research and development expenses increased by $2.7 million to $183.8 million in 2018 compared to $181.1 million in 2017 and represented 12.7% and 13.6% of revenues in 2018 and 2017, respectively. The increase in research and development expenses is attributed mainly to inclusion of Mattersight.

Net research and development expenses increased by $39.6 million to $181.1 million in 2017, as compared to $141.5 million in 2016, and represented 13.6% and 13.9% of revenues in 2017 and 2016, respectively. The increase in research and development expenses is attributed primarily to the full year inclusion of inContact and Nexidia and to an increase in cost of wages.

Selling and Marketing Expenses. Selling and marketing expenses increased by $9.4 million to $370.7 million in 2018 compared to $361.3 million in 2017, which represented 25.7% and 27.1% of total revenues in 2018 and in 2017, respectively. The increase in selling and marketing expenses is attributed primarily to increase in headcount and marketing costs, partially offset by decrease in commission expenses due to adoption of ASC 606.

Selling and marketing expenses increased to $361.3 million in 2017 as compared to $268.3 million in 2016, which represented 27.1% and 26.4% of total revenues in 2017 and in 2016, respectively. The increase in selling and marketing expenses is attributed primarily to the full year inclusion of inContact and Nexidia and to an increase in cost of wages.

General and Administrative Expenses. General and administrative expenses in 2018 were $153.3 million in 2018 compared to $129.1 million in 2017, which represented 10.6% of total revenues in 2018, as compared to 9.7% of total revenues in 2017. The increase in general and administrative expenses is attributed primarily to increase in cost of wages and inclusion of Mattersight.

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

Amortization of acquired intangible assets. Amortization of acquired intangible assets included in the operating expenses in 2018 and 2017 were $42.3 million and $41.9 million respectively, representing 2.9% and 3.1% of our revenues, respectively. The increase in amortization of acquired intangible assets is attributable to recent acquisitions we completed during 2017 and 2018.

Amortization of acquired intangible assets included in the operating expenses in 2017 and 2016 were $41.9 million and $17.2 million, representing 3.1% and 1.7% of our revenues, respectively. The increase in amortization of acquired intangible assets was attributable to our recent acquisitions, mainly inContact.

Financial Expenses (Income and Other Expense, net

	Years Ended December 31, (U.S. dollars in millions)			Percentage Change
	2016	2017	2018	2016-2017	2017-2018

Financial expenses (income), net	$(10.8)	$20.4	$10.9	288.9%	(46.4)%
Other expenses, net	0.5	-	-	100%	-

Financial Expense (Income), net. Financial expenses (income), net, decreased by $9.5 million to $10.9 million in 2018 compared to financial net expenses of $20.4 million in 2017. The decrease in financial expenses, net is attributable primarily to a rising interest rate environment and higher cash balances increasing interest income.

Financial expenses (income), net, increased by $31.2 million to $20.4 million in 2017 compared to financial net income of $10.8 million in 2016. The increase in financial expenses, net is attributable primarily to the long-term loan and the exchangeable notes expenses related to financing of the acquisition of inContact, a decrease in gain on realization of investments and a decrease in interest income as a result of lower average cash balance versus previous years.

Other Expenses, net amounted to $0.5 million in 2016, and are comprised primarily of loss on disposal of assets.

Taxes on Income. Total tax expenses (tax benefit) were $27.4 million in 2018, $(13.6) million in 2017 and $21.4 million in 2016. Our effective tax rate was 14.7% in 2018, (10.5) % in 2017 and 14.8% in 2016.

The increase in 2018 of $41 million in tax expenses and decrease in 2017 of $35 million tax expenses is primarily due to the realization of $31.0 million net deferred tax liabilities in 2017 as a one-time tax adjustment resulting from a decrease in the U.S. federal tax rate under the U.S. Tax Reform. See Note 2 and Note 12 to the Consolidated Financial Statements included elsewhere in this annual report for more details about the U.S. Tax Reform and its effects.

The increase in our effective tax rate from (10.5%) in 2017 to 14.7% in 2018 and the decrease in our tax rate from 14.8% in 2016 to (10.5%) in 2017 is mainly due to the above realization of net deferred tax liability in 2017.

The majority of our income in Israel continues to benefit from lower tax rates, which was 12.0% in 2018 and 2017 and 16% in 2016, pursuant to our Preferred Technology Enterprise programs, which is discussed in Note 12 of our Consolidated Financial Statements under the caption “Taxes on Income”.

Net Income from continuing operations. Net income increased by $16 million to $159.3 million in 2018 compared to $143.3 million in 2017. The increase in 2018 resulted primarily from an increase in our revenue and gross profit, partially offset by higher operating expenses and tax expenses.

Net income increased by $26.4 million to $143.3 million in 2017 compared to $116.9 million in 2016. The increase in 2017 resulted primarily from an increase in our revenue and gross profit, partially offset by higher operating expenses and an increase in our interest expenses attributable primarily to long term debt and tax benefits due to the U.S. Tax Reform.

Liquidity and Capital Resources

In recent years, the cash generated from our operating activities has financed our operations as well as the repurchase of our ordinary shares. Generally, we invest our excess cash in highly liquid investment grade securities. As of December 31, 2018, we had $730.8 million of cash and cash equivalents and short-term and long-term investments, as compared to $525.1 million at December 31, 2017 and $286 million at December 31, 2016.

Cash provided by operating activities was $396.6 million, $394.7 million, and $228.2 million in 2018, 2017, and 2016, respectively. Net cash from operations in 2018 consisted primarily of net income of $159.3 million, adjusted for non-cash activities such as depreciation and amortization of $157.1 million, stock-based compensation of $67.2 million as well as working capital changes derived from an increase in deferred revenues of $92.8 million, increase in accrued expenses and other liabilities of $48.1 million, decrease in deferred taxes of $30.2 million and increase in trade receivables of $72.6 million. Net cash from operations in 2017 consisted primarily of net income of $143.3 million, adjusted for non-cash activities such as depreciation and amortization of $156.3 million, stock-based compensation of $57.0 million as well as working capital changes derived from an increase in deferred revenues of $41.6 million, increase in accrued expenses and other liabilities of $25.5 million, decrease in deferred taxes of $70.8 million and decrease in trade receivables of $37.7 million. Net cash from operations in 2016 consisted primarily of net income of $126.1 million (excluding non-cash gain on disposal of discontinued operations of $9.1 million), adjusted for non-cash activities such as depreciation and amortization of $77.8 million, stock-based compensation of $40.5 million as well as working capital changes derived from an increase in accrued expenses and other liabilities of $18.0 million, decrease in deferred taxes of $25.9 million and increase in trade receivables of $31.7 million.

Net cash used in investing activities was $460.8 million, $213 million and $800 million in 2018, 2017 and 2016, respectively. In 2018, net cash used in investing activities consisted primarily of payment for the acquisitions of Mattersight an amount of $104.8 million, net investment in marketable securities and short-term bank deposits of $292.3 million and purchase of property, equipment of $31.4 million and capitalization of internal use software costs of $32.2 million. In 2017, net cash used in investing activities consisted primarily of payment for the acquisitions of Satmetrix and WorkFlex in an aggregate amount of $76.0 million, net investment in marketable securities and short-term bank deposits of $69.1 million and purchase of property, equipment of $39.9 million and capitalization of internal use software costs of $27.9 million. In 2016, net cash used in investing activities consisted primarily of payment for the acquisition of inContact, Nexidia and other acquisitions in an aggregate amount of $1,157 million, which were partially offset by net proceeds received from the sale of marketable securities of $402.7 million.

Net cash provided by (used in) financing activities was $(16.3) million, $(14.8) million and $405.4 million in 2018, 2017 and 2016, respectively.

In 2018, net cash used in financing activities was attributed primarily to repurchase of our ordinary shares of $26 million and repayment of short-term bank loan of which were partly offset by proceeds from issuance of shares upon exercise of options of $19 million. In 2017, net cash used in financing activities was attributed primarily to the repayment of long term debt of $260.0 million, repurchase of our ordinary shares of $24.4 million and payment of dividends of $9.6 million, which were offset primarily by proceeds from issuance of exchangeable notes of $260.1 million and proceeds from issuance of shares upon exercise of share options and purchase of shares under employee share purchase plans of $19.24 million. In 2016, net cash provided by financing activities was attributed primarily to the long-term loan of $464.8 million and proceeds from issuance of shares upon exercise of options and purchase of shares under employee share purchase plans of $23.5 million, which were partially offset by payment of dividends of $38.2 million and repurchase of our ordinary shares of $43.6 million.

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

Contractual Obligations

Set forth below are our contractual obligations and other commercial commitments as of December 31, 2018 (in thousands of U.S. dollars).

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3-5 years	More than 5 years
Long-term debt obligations, including estimated interest *	522,836	218,784	7,568	296,484	-
Operating Leases	115,422	23,863	39,254	28,196	24,109
Unconditional Purchase Obligations	74,543	33,884	32,267	8,392	-
Severance Pay**	15,986
Total Contractual Cash Obligations	728,787	276,351	79,089	333,072	24,109
Uncertain Income Tax Positions ***	58,560

*	Long-term debt obligations mainly include senior exchangeable notes and long-term loan as disclosed in Note 14 to our Consolidated Financial Statements.
**	Severance pay relates to accrued obligations to employees as required under applicable labor laws. These obligations are payable only upon termination, retirement or death of the respective employees.
***
Uncertain income tax positions under ASC 740 are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 12(i) of our Consolidated Financial Statements for further information regarding our liability under ASC 740.

		Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1- 3 years	3-5 years	More than 5 years
Guarantees – Continuing operations	5,031,756	4,928,440	20,000	83,317	-
Guarantees – Discontinued operations*	1,163,906	1,163,806	-	-	-
Total Guarantees	6,195,662	6,092,346	20,000	83,317	--

*
Represents guarantees that were not endorsed and are still in effect with respect to contracts assumed as part of the sale of the Cyber and Intelligence line of business, for which we have a back to back contractual commitment and entitlement to indemnification upon realization of the guarantees.

Item 6.                Directors, Senior Management and Employees.

Item 6A.             Directors and Senior Management.

The following tables set forth, as of March 19, 2019, the name, age and position of each of our directors and executive officers and, in regard to our directors, any of the committees of our board of directors on which they serve and whether any such director is an outside director:

Members of the Board of Directors

Name	Age	Position	Audit Committee Member	Compensation Committee Member	Internal Audit Committee Member	Mergers and Acquisitions Committee Member	Nominations Committee Member	Outside Director*
David Kostman	54	Chairman of the Board of Directors	X			X	X
Rimon Ben-Shaoul	74	Director	X			X
Dan Falk	74	Director	X	X	X	X	X	X
Yocheved Dvir	66	Director	X	X	X			X
Yehoshua Ehrlich	69	Director				X
Leo Apotheker	65	Director		X		X
Joe Cowan	70	Director		X		X
Zehava Simon	60	Director	X	X	X			X

*   See Item 6, “Directors, Senior Management and Employees—Board Practices— Outside Directors.”

Members of Management

Name	Age	Position
Barak Eilam	44	Chief Executive Officer
Beth Gaspich	53	Chief Financial Officer
Eran Liron	51	Executive Vice President, Marketing and Corporate Development
Barry Cooper	48	President, Enterprise Group
Craig Costigan	58	Chief Executive Officer, NICE Actimize
Paul Jarman	49	Chief Executive Officer, NICE inContact
Shiri Neder	43	Executive Vice President, Human Resources
Tali Mirsky	46	Corporate Vice President, General Counsel and Corporate Secretary

David Kostman has served as one of our directors for most of the period since 2001 and as our Chairman of the Board since February 2013. Mr. Kostman is currently co-CEO and board member of Outbrain, Inc. and serves on the board of directors of ironSource Ltd. and Tivit S.A. and is a member of Nanoosh LLC. Mr. Kostman is also a former board member of publicly traded Retalix Ltd. (acquired by NCR). From 2006 until 2008, Mr. Kostman was a Managing Director in the investment banking division of Lehman Brothers, heading the Global Internet Group. From April 2003 until July 2006, Mr. Kostman was Chief Operating Officer and then Chief Executive Officer of Delta Galil USA, a subsidiary of publicly traded Delta Galil Industries Ltd. From 2000 until 2002, Mr. Kostman was President of the International Division and Chief Operating Officer of publicly traded VerticalNet Inc. Prior to that Mr. Kostman worked in the investment banking divisions of Lehman Brothers from 1994 to 2000, focusing on the technology and Internet sectors, and NM Rothschild & Sons from 1992 to 1993, focusing on mergers and acquisitions and privatizations. Mr. Kostman holds a Bachelor’s degree in Law from Tel Aviv University and a Master’s degree in Business Administration from INSEAD.

   Rimon Ben-Shaoul has served as one of our directors since September 2001. Between 2001 and 2005, Mr. Ben-Shaoul has served as Co-Chairman, President, and Chief Executive Officer of Koonras Technologies Ltd., a technology investment company controlled by LEADER Ltd., an Israeli holding company. Since 2002 Mr. Ben-Shaoul serves as Chairman of Grand AutoMotive LLP. Mr. Ben-Shaoul also served as a director of MIND C.T.I. Ltd., BVR Systems Ltd. and several private companies. In addition, he served as the President and Chief Executive Officer of Polar Communications Ltd., which manages media and communications investments. Mr. Ben-Shaoul also served as the Chairman of T.A.T Technologies Ltd., a public company listed on NASDAQ and TASE. Between 1997 and 2001, Mr. Ben-Shaoul was the President and Chief Executive Officer of Clal Industries and Investments Ltd., one of the largest holding companies in Israel with substantial holdings in the high-tech industry. During that time, Mr. Ben-Shaoul also served as Chairman of the Board of Directors of Clal Electronics Industries Ltd., Scitex Corporation Ltd., and various other companies within the Clal Group. Mr. Ben-Shaoul also served as a director of ECI Telecom Ltd., Fundtech Ltd., Creo Products, Inc. and Nova Measuring Instruments Ltd. From 1985 to 1997, Mr. Ben-Shaoul was President and Chief Executive Officer of Clal Insurance Company Ltd. and a director of the company and its various subsidiaries. Mr. Ben-Shaoul holds a Bachelor’s degree in Economics and Statistics and a Master’s degree in Business Administration, both from Tel-Aviv University.

   Dan Falk has served as one of our statutory outside directors since 2001. From 1999 to 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V. From 1985 to 1999, Mr. Falk served in various positions in Orbotech Ltd., the last of which were Chief Financial Officer and Executive Vice President. From 1973 to 1985, he served in several executive positions in the Israel Discount Bank. Mr. Falk also serves on the board of directors of Ormat Technologies Inc. and Attunity Ltd, and until recently served on the board of directors of Orbotech Ltd. Mr. Falk holds a Bachelor’s degree in Economics and Political Science and a Master’s degree in Business Administration, both from the Hebrew University, Jerusalem.

   Yocheved Dvir has served as one of our statutory outside directors since January 2008. Since 2000, Ms. Dvir has served as a strategic advisor in business development affairs to multiple companies and initiatives that were being founded. Ms. Dvir also serves on the board of directors of Menorah Insurance Company and its subsidiary, Xenia Venture Capital and Endey Med. She recently served on the boards of Alrov Real Estate, Visa Cal, Trendline Business Information & Communications Ltd., Israel Corporation Ltd., ECI Telecom Ltd., Strauss Industries Ltd., Phoenix Holding and Phoenix Insurance Co. Between 1990 and 2000, Ms. Dvir served as a Senior Vice President of the Migdal Group. Ms. Dvir joined the Migdal Group in 1981 and, until late 2000, held a number of senior financial and managerial positions, including Head of the Group’s Economics Department (1986-1988), Head of the Group’s Corporate Office from 1989 to 1992, Head of the Group’s General Insurance Division and Corporate Office from 1993 to 1997, Group CFO from 1997 to 1999, and Head of the Group’s Strategic Development Division and Marketing Array and Risk Manager in 2000. Ms. Dvir holds a Bachelor’s degree in Economics and Statistics from the University of Haifa and completed studies towards a second degree in Statistics from the Hebrew University of Jerusalem.

Yehoshua (Shuki) Ehrlich has served as one of our directors since September 2012. Mr. Ehrlich is an active social investor, serving as Chairman of "Committed to Give", a group formed by Israeli social investors for promoting philanthropy in Israel and several other social organizations. Mr. Ehrlich also serves as a board member of the American Joint Distribution Committee and a board member of AfterDox, an angels' investment group. Between the years 2000 and 2010, Mr. Ehrlich served as Managing Director at Giza Venture Capital, where he focused on the communications, enterprise software and information technology sectors. Additionally, Mr. Ehrlich had a fifteen-year career with Amdocs, a public software company specializing in billing, CRM, order management systems for telecommunications and Internet service providers. In his last role at Amdocs, Mr. Ehrlich served as Senior Vice President of Business Development. Mr. Ehrlich holds a Bachelor of Science in Mathematics and Computer Science from the Tel Aviv University.

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

   Joe Cowan has served as one of our directors since August 2013. From October 2013 until September 2017, Mr. Cowan was the CEO and director of Epicor. Since September 2016 Mr. Cowan has been a director of ChannelAdvidsor, Inc. and since January 2019 the Chairman of the Board of SAI Global a private company owned by Baring Private Equity Asia. During 2013, Mr. Cowan also served as President of DataDirect Networks, Inc. From 2010 until 2013, Mr. Cowan served as the Chief Executive Officer and President of Online Resources Corp. During 2009, he served as an Operating Executive and Consultant at Vector Capital. From 2007 to 2009, Mr. Cowan served as the Chief Executive Officer of Interwoven Inc. From 2004 to 2006, Mr. Cowan served as the President and Chief Executive Officer of Manugistics Inc. and Manugistics Group Inc. Prior to that, Mr. Cowan served in various senior executive positions, including as the Chief Operating Officer of Baan Co. NV and Avantis GOB NV. He has been a Director of DataDirect Networks, Inc. between 2011 and February 2013. Mr. Cowan has also served on the boards of various publicly traded companies, including ChannelAdvidsor Inc., Interwoven Inc., Online Resources Corporation, Manugistics Group Inc. and Blackboard Inc., as well as several private companies. Mr. Cowan holds a M.S. degree in Electrical Engineering from Arizona State University and holds a B.S. degree in Electrical Engineering from Auburn University.

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

   Beth Gaspich has served as our Chief Financial Officer since October 2016. Ms. Gaspich joined NICE as CFO of the Financial Crime and Compliance division NICE Actimize in September 2011, where she was responsible for finance, legal and business operations. Prior to joining NICE, she was Chief Financial Officer for Archive Systems, Inc., a privately held document management software provider. She also served as Vice President of Finance at RiskMetrics Group, Inc., a cloud-based risk management software company. Ms. Gaspich was one of the founding members of RiskMetrics Group and assisted in taking the company through a successful public offering on the NYSE in January 2008. Prior to that, Ms. Gaspich held several other senior positions throughout her career at large global financial institutions, including JP Morgan and Price Waterhouse. Ms. Gaspich holds a B.A. in Accounting from the University of Missouri.

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

   Barry Cooper has been with NICE since 2011 and serves as our Enterprise Group President as of January 2019. From May 2016 until December 2018, he served as our Chief Operating Officer (COO). Prior to serving as COO, Mr. Cooper served as Vice President, Business Operations for APAC from March 2011 until June 2013, and as of July 2013 and until assuming the role of COO, he served as Executive Vice President, Professional Services and Cloud. Prior to joining NICE, Mr. Cooper was a Management Consultant at Accenture; the Head of Customer Service, IT and Billing at Time Telekom, Malaysia; and Vice President of Professional Services, APAC for CSG Systems, later Comverse. Mr. Cooper holds a First Class Bachelor of Computer Science and Mathematics with Honors from Salford University in the United Kingdom.

   Craig Costigan has served as NICE Actimize CEO since November 2018. From 2016 to 2018, he served as President of Capital Markets & Credit at Fidelity National Information Services Inc. (FIS), where he managed a team of approximately 4,000 staff worldwide, overseeing risk, compliance, credit, security finance, securities processing and market data solutions and services for over 2,000 banks, broker dealers, investment firms, hedge funds, insurance companies and clients in the financial market. Prior to that, Craig served as President of the Risk, Compliance and Global Securities Business at SunGard. Craig holds a BS in Economics from Northeastern University.

   Paul Jarman has served as NICE inContact CEO since November 2016 and served as inContact CEO from January 2005 until we acquired inContact. From December 2002 until becoming CEO in January 2005, Mr. Jarman served as inContact’s President . Prior to December 2002, he served as inContact’s Executive Vice President. Mr. Jarman was instrumental in guiding inContact from its roots in telecommunications to its strategic offering of cloud-based contact center solutions and has been a part of every major enhancement the company has made since 1997. Mr. Jarman led inContact's listing on NASDAQ. Prior to joining inContact, he was an executive with HealthRider, Inc. Mr. Jarman holds a Bachelor of Science degree in Accounting from the University of Utah.

   Shiri Neder has served as our Executive Vice President, Human Resource since February 2018.  Prior to joining NICE, Ms. Neder was the Corporate Vice President, Head of Human Resources at Nova Measuring Instruments.  Prior to that, Shiri worked at Amdocs as Vice President, Human Resources for the Product and Delivery organizations and served as head of Amdocs’ Talent Development organization. In addition, Shiri has held positions at Microsoft where she established the Human Resources function for the Telecom division as well as served as Regional Senior Human Resources Manager for the EMEA region. Ms. Neder holds a B.A. in Social Science and an M.A. in Law from Bar Ilan University.

   Tali Mirsky has served as our Corporate Vice President, General Counsel and Corporate Secretary since March 2018. From 2010 to early 2018, she served as Global Vice President of Legal Affairs and Corporate Secretary at Frutarom Industries Ltd., where she led the company’s M&A transactions in addition to managing the company’s legal department and handling all legal matters and corporate and securities related items. Prior to that, Tali served as Vice President, General Counsel and Corporate Secretary of Alvarion, led Business and Legal Affairs at Nicast and Midbar Tech and was an associate with Naschitz Brandes & Co law office. She holds an LL.B. in Law and Business Administration from IDC, Herzliya and is admitted to practice law in Israel.

There are no family relationships between any of the directors or executive officers named above.

In November 2018, Mr. Joseph Friscia retired from his position as President, NICE-Actimize.

In January 2019, Mr. Miki Migdal retired from his position as President, Enterprise Product Group, and Mr. Barry Cooper, who was then serving as the Company’s Chief Operating Officer, assumed the position of President, Enterprise Group with immediate effect.

In February 2019, Ms. Hagit Ynon retired from her position as Corporate Vice President, Finance.

Item 6B.             Compensation.

(a) Aggregate Executive Compensation

The aggregate compensation paid to or accrued on behalf of all our directors and executive officers as a group of 19 persons during 2018 consisted of approximately $9.0 million in salary, fees, bonus, commissions and directors’ fees and approximately $0.7 million in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts we expended for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

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

During 2018, our officers and directors received, in the aggregate, (i) options to purchase 108,175 ordinary shares, that include 63,927 options with an exercise price equal to the par value of the ordinary shares (the “par value options”), and (ii) 361,009 restricted share units, under our equity based compensation plans. The options (other than the par value options) have a weighted average price of $96.74 and all options will expire six years after the date of grant. The restricted shares units are granted at par value of the ordinary shares. For information regarding our option exchange program, see "Share Ownership–Option Exchanges and Price Adjustment" below.

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

On July 9, 2015, at our 2015 annual general meeting of shareholders, following the recommendation of our compensation committee and approval by our Board of Directors, our shareholders approved an amended compensation policy for directors and officers. In addition, our shareholders approved a special annual cash fee for the Chairman of the Board in the amount of NIS 450,000 (equivalent to approximately $124,723). The special annual fee is subject to adjustment for changes in the Israeli consumer price index after September 2012. At the Company's special general meeting held on December 21, 2016, following the recommendation of our compensation committee and approval by our Board of Directors, our shareholders approved certain amendments to the compensation policy. The compensation policy was later re-approved, as discussed below in Item 10, "Additional Information. – Approval of Office Holder Compensation" in this annual report.

(b) Individual Compensation of Covered Executives

The following describes the compensation of our five most highly compensated executive officers in 2018, based on the total of salary costs, bonus cost and equity costs for equity granted and expensed in 2018 ("Covered Executives").

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

(2)
Bonus Costs. Bonus Costs represent bonuses granted to the Covered Executive with respect to the year ended December 31, 2018, paid in accordance with the Company's performance-based bonus plan or as detailed in footnotes below.

(3)
Equity Costs. Represents the expense recorded in our financial statements for the year ended December 31, 2018, with respect to equity granted in 2018 and in previous years (if applicable). For assumptions and key variables used in the calculation of such amounts see Note 13b of our audited Consolidated Financial Statements.

i.
Barak Eilam – CEO. Salary Costs - $922; Bonus Costs - $1,426; Equity Costs - $5,491 expense recorded in 2018 for equity granted in 2018 and $2,577 expense recorded in 2018 for equity granted in previous years.

ii.
Paul Jarman – CEO, NICE inContact. Salary Costs - $457; Bonus Costs - $660; Equity Costs - $868 expense recorded in 2018 for equity granted in 2018 and $2,050 expense recorded in 2018 for equity granted in previous years.

iii.
Yaron Hertz – President, NICE Americas. Salary Costs - $414; Bonus Costs - $428 and $789 expense recorded in 2018 for equity granted in 2018 and $670 expense recorded in 2018 for equity granted in previous years.

iv.
Joseph Friscia – President, NICE Actimize. Salary Costs - $444; Bonus Costs - $348; Equity Costs - $789 expense recorded in 2018 for equity granted in 2018 and $807 expense recorded in 2018 for equity granted in previous years.

v.
Beth Gaspich – CFO. Salary Costs - $409; Bonus Costs - $404; Equity Costs - $750 expense recorded in 2018 for equity granted in 2018 and $549 expense recorded in 2018 for equity granted in previous years.

Board Practices

Corporate Governance Practices

We are incorporated in Israel and therefore are subject to various corporate governance practices under the Israeli Companies Law, relating to such matters as outside directors, the internal audit committee, the internal auditor and approvals of interested party transactions. These matters are in addition to the ongoing listing conditions of the NASDAQ and other relevant provisions of U.S. securities laws. Under applicable NASDAQ rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of comparable NASDAQ requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. For further information, see Item 16G, “Corporate Governance” of this annual report.

General Board Practices

Our articles of association provide that the number of directors serving on the Board shall be not less than three but shall not exceed thirteen. Our directors, other than outside directors, are elected at the annual shareholders meeting to serve until the next annual meeting or until their earlier death, resignation, bankruptcy, incapacity or removal by an extraordinary resolution of the general shareholders meeting. Directors may be re-elected at each annual shareholders’ meeting. The Board may appoint additional directors (whether to fill a vacancy or create new directorships) to serve until the next annual shareholders meeting, provided, however, that the Board shall have no obligation to fill any vacancy unless the number of directors is less than three.

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

No person may serve as an outside director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director. Until the lapse of two years from termination of office, a company or its controlling shareholder may not give any direct or indirect benefit to the former outside director.

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

Internal Audit Committee

The Israeli Companies Law requires public companies to appoint an internal audit committee. The role of the internal audit committee under the Israeli Companies Law is to examine flaws in the management of the company’s business in consultation with the internal auditors and the independent accountants, and to propose remedial measures to the Board. The internal audit committee also reviews interested party transactions for approval as required by law, including approval of the remuneration of a director in any capacity, which also requires Board, Compensation Committee and shareholder approval. The internal audit committee also assesses our internal audit system and the performance of our internal auditor and oversees the implementation and enforcement of our compliance program. Under the Israeli Companies Law, an internal audit committee must consist of at least three directors, including all of the outside directors. The members of the internal audit committee must satisfy certain independence standards under the Israeli Companies Law, and the chairman of the internal audit committee must be an outside director. The chairman of the Board of Directors, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to the company or to its controlling shareholder, any director who derives most of its income from the controlling shareholder and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the internal audit committee. Pursuant to the 2016 Relief Amendments, the Company may elect to opt out of the composition and attendance rules set with respect to the internal audit committee under the Israeli Companies Law, so long as the company complies with the SEC regulations and NASDAQ listing rules regarding the composition and attendance rules in that respect. At this time, our Board of Directors has not made an election to opt out of such requirements.

All of the current members of our internal audit committee (presently comprised of Yocheved Dvir (Chairman), Dan Falk and Zehava Simon) meet these qualifications.

Internal Auditor

Under the Israeli Companies Law, the Board of Directors must appoint an internal auditor, proposed by the internal audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s activities comply with the law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may be an employee of the company but may not be an interested party or office holder, or a relative of any interested party or office holder and may not be a member of the company’s independent accounting firm or its representative. We have appointed an internal auditor in accordance with the requirements of the Israeli Companies Law.

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

Our Board of Directors adopted a compensation committee charter that includes the requirements of the NASDAQ rules. However, the charter provides that if there is any conflict between the responsibilities and requirements set forth therein and either the Israeli Companies Law or compensation policy approved by our Board of Directors upon the recommendation of our compensation committee and subsequently approved by our shareholders (the “Compensation Policy”), the latter will govern. For information regarding the Compensation Policy, see Item 10, “Additional Information - Memorandum and Articles of Association – Approval of Office Holder Compensation” in this annual report.

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

Employees

As of December 31, 2018, we had 5,504 employees worldwide, which represented an increase of approximately 5.4% from December 31, 2017.

The following table sets forth the number of our full-time employees at the end of each of the last three fiscal years as well as the main category of activity and geographic location of such employees:

	At December 31,
Category of Activity	2016	2017	2018

Operations	66	67	61
Customer Support	1,928	2,028	2,135
Sales & Marketing	1,069	1,169	1,210
Research & Development	1,294	1,396	1,482
General & Administrative	573	548	616
Total	4,930	5,208	5,504

Geographic Location
Israel	944	913	856
Americas	2,544	2,557	2,649
Europe	530	510	512
Asia Pacific	912	1,228	1,487
Total	4,930	5,208	5,504

We also utilize temporary employees in various activities. On average, we employed 65 temporary employees and obtained services from 880 consultants (not included in the numbers set forth above) during 2018.

Our future success will depend in part upon our ability to attract and retain highly skilled and qualified personnel. Although competition for such personnel is generally intense, we believe that adequate personnel resources are currently available to meet our requirements.

In almost all jurisdictions, we are not a party to any collective bargaining agreement with our employees or with any labor organization. However, we are subject to certain labor related statutes and certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (includ-ing the Industrialists’ Association of Israel) that apply to our Israeli employ-ees by order of the Israeli Ministry of Labor and Welfare. These statutes and provisions principally deal with the length of the work day and the work week, minimum wages, insurance coverage of work-related accidents, determination of severance pay and the provisions of other employment matters. Israeli law generally requires the payment of severance pay by employers upon an employee’s death, retirement or termination of employment by the employer without due cause. We currently fund our ongoing severance payment obligations in Israel by making monthly payments to approved severance funds or insurance policies. For more information please see Note 2p of our Consolidated Financial Statements. In addition, according to the National Insurance Law, Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, an organization similar to the U.S. Social Security Administration. These contributions entitle the employees to benefits in periods of unemployment, work injury, maternity leave, disability, reserve military service and bankruptcy or winding-up of the employer. Since January 1, 1995 these contributions also include payments for national health insurance. The payments to the National Insurance Institute are equal to approximately 14.35% of an employee’s wages (up to a certain cap as determined from time to time by the law), of which the employee contributes approximately 60.56% and the employer contributes approximately 39.44%.

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

Share Ownership

As of March 19, 2019, our directors and executive officers serving at that time beneficially owned options to purchase an aggregate of 277,213 ordinary shares that were vested on such date or that are scheduled to vest within 60 days thereafter, or approximately 0.44% of our outstanding ordinary shares. The options have an average exercise price of $57 per share and expire between 2019 and 2026. No individual director or executive officer beneficially owns 1% or more of our outstanding ordinary shares.

                The following is a description of each of our option equity plans, under which awards were outstanding during 2018.

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

The Plans are generally administered by our Board of Directors and compensation committee, which determine the grantees under the Plan and the number of Awards to be granted. As of March 19, 2019, options and restricted share units to purchase 216,616 ordinary shares were outstanding under the 2008 Plan at a weighted average exercise price of $14.44. As of March 19, 2019, options and restricted share units to purchase 2,420,944 ordinary shares were outstanding under the 2016 Plan at a weighted average exercise price of $6.42.

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

As of March 19, 2019, assumed Nexidia options to purchase 7,715 shares of NICE and 62,125 assumed restricted share units were outstanding under the Nexidia Plan, at a weighted average exercise price of $0.70. We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act, 173,860 ordinary shares for issuance under the Nexidia Plan.

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

As of March 19, 2019, assumed inContact options to purchase 87,997 shares of NICE and 28,090 assumed restricted share units and restricted shares were outstanding under the inContact Plan, at a weighted average exercise price of $31.47. We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act, 476,114 ordinary shares for issuance under the inContact Plan.

Mattersight Corporation, 1999 Stock Incentive Plan

In 1999, Mattersight adopted the Mattersight Corporation 1999 Stock Incentive Plan, as amended in June 14, 2012 (the “Mattersight Plan”) to enhance Mattersight’s ability to attract and retain directors (including Non-Employee Directors), officers, other key employees, consultants, independent contractors by motivating such persons to act in the long-term best interests of the company’s stockholders.

Pursuant to the terms of the Mattersight Agreement and Plan of Merger, we assumed and converted Mattersight restricted stock awards units originally granted under the Mattersight Plan into restricted share awards of NICE under the Mattersight Plan.

As of March 19, 2019, assumed Mattersight restricted share awards to purchase 5,430 shares of NICE were outstanding under the Mattersight Plan. The exercise price per share underlying the restricted share awards is equal to the nominal value of an ordinary share. We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act, 13,242 ordinary shares for issuance under the Mattersight Plan.

e-Glue Software Technologies Inc., 2004 Stock Option Plan

In 2004, e-Glue adopted the 2004 Stock Option Plan, as subsequently amended on June 9, 2010 (the “2004 e-Glue Plan”), for the grant of awards to employees, directors and service providers of e-Glue and its subsidiaries.

Pursuant to the terms of the e-Glue acquisition agreement, we assumed and converted the outstanding stock options and restricted share units granted by e-Glue under the 2004 e-Glue Plan that did not expire upon closing of the e-Glue acquisition into stock options to purchase ordinary shares of NICE and restricted share units of NICE, respectively.

As of March 19, 2019, assumed e-Glue Options and restricted share unit to purchase 420 ordinary shares of NICE were outstanding under the 2004 e-Glue Plan. The exercise price per share underlying the options and restricted share units is equal to the nominal value of an ordinary share. We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act, 76,035 ADRs for issuance under the 2004 e-Glue Plan.

Fizzback Group (Holdings) Limited Employee Share Option Scheme

In July 2010, Fizzback adopted the Fizzback Group (Holdings) Limited Employee Share Option Scheme, as amended (the "Fizzback Plan"), to grant options to employees, directors and consultants of Fizzback.

Pursuant to the terms of the Fizzback share purchase agreement, we replaced the options and restricted share units originally granted under the Fizzback Plan with stock options to purchase ordinary shares of NICE and restricted share units of NICE, respectively.

As of March 19, 2019, assumed Fizzback options and restricted share units to purchase 100 ordinary shares of NICE were outstanding under the Fizzback Plan, at a weighted average exercise price of $0.69. We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act, 165,695 ordinary shares for issuance under the Fizzback Plan.

Merced Systems, Inc. 2001 Stock Plan and Merced Systems, Inc. 2011 Stock Plan

In each of 2001 and 2011, Merced adopted the Merced Systems, Inc. 2001 Stock Plan, as amended (the "2001 Merced Plan") and the Merced Systems, Inc. 2011 Stock Plan (the "2011 Merced Plan"), respectively, to afford an incentive to employees and consultants of Merced and to promote the success of Merced’s business.

Pursuant to the terms of the Merced acquisition agreement, we assumed and converted (i) options and restricted shares originally granted under the 2001 Merced Plan into stock options to purchase ordinary shares of NICE and restricted shares of NICE, respectively, and (ii) options and restricted share units originally granted under the 2011 Merced Plan into stock options to purchase ordinary shares of NICE and restricted share units of NICE, respectively.

As of March 19, 2019, assumed Merced options, restricted share units and restricted shares to purchase 1,443 ordinary shares of NICE were outstanding under the 2001 Merced Plan and the 2011 Merced Plan, at a weighted average exercise price of $12.11. We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act, 343,288 ordinary shares for issuance under the 2001 Merced Plan and the 2011 Merced Plan.

Item 7.                Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares, with respect to each person known to us to be the beneficial owner of 5% or more of our outstanding ordinary shares, reported as of March 19, 2019. None of our shareholders has any different voting rights than any other shareholder.

Name and Address	Number of Shares		Percent of Shares Beneficially Owned (1)
Janus Henderson Group plc and Janus Henderson Enterprise Funds 201 Bishopsgate EC2M 3AE United Kingdom	5,417,958	(2)	8.7%

__________
(1)           Based upon 62,115,442 ordinary shares issued and outstanding as of March 19, 2019.

(2)           Janus Henderson Group plc reported that these shares are held by managed portfolios. This information is based upon a Schedule 13G/A filed by Janus Henderson Group plc with the SEC on February 12, 2019.

As of March 19, 2019, we had 44 registered ADS holders of record in the United States, with our ADS holders holding in total approximately 48% of our outstanding ordinary shares, as reported by JPMorgan Chase Bank, N.A., the depositary for our ADSs.

As of October 26, 2017, Migdal Insurance & Financial Holdings Ltd. (“Migdal”) reported that it held 3,005,795, or 4.95%, of our ordinary shares. This information is based upon a Schedule 13G filed by Migdal with the SEC on October 31, 2017. Of these shares, (i) 2,791,731 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal, according to the following segmentation: 1,517,114 ordinary shares are held by profit-participating life assurance account, 1,102,469 ordinary shares are held by Provident funds and companies that manage Provident funds, and 172,148 ordinary shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 214,064 are beneficially held for their own account (Nostro account).

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

As of December 31, 2018, Massachusetts Financial Services Company (“MFS”) reported that it held 2,659,323, or 4.3%, of our ordinary shares. This information is based upon a Schedule 13G/A filed by MFS with the SEC on February 12, 2019.

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

California College Lawsuit

In May 2009, inContact was served a lawsuit titled California College, Inc., et al., v. UCN, Inc., et al. in connection with the sale of services with those Insidesales.com, Inc. California College originally sought damages in excess of $20.0 million. Insidesales.com and inContact filed cross-claims against one another, which they subsequently agreed to dismiss with prejudice. In October 2011, California College reached a settlement with Insidesales.com, the terms of which have not been disclosed and remain confidential. In June of 2013, California College amended its damages claim to $14.4 million, of which approximately $5.0 million was alleged to be pre-judgment interest. On September 10, 2013, the court issued an order on inContact's Motion for Partial Summary Judgment. The court determined that factual disputes exist as to several of the claims but dismissed California College's cause of action for intentional interference with prospective economic relations and the claim for prejudgment interest. Dismissing the claim for prejudgment interest effectively reduced the claim for damages to approximately $9.2 million. The trial court granted inContact’s motion to stay the trial without date pending an interlocutory appeal to the Utah Supreme Court of the trial court’s ruling with respect to allowing California College’s experts to testify at trial. The appeal was fully briefed and argued in 2017. On March 21, 2019, the Utah Court of Appeals reversed the trial court’s rulings with respect to allowing California College’s expert to testify and held that both of the experts would be excluded from testifying. Therefore, California College will not be able to assert a claim for lost profits, resulting in inContact’s potential liability being limited to the contract damages (i.e., approximately $370,000). At this stage we are unable to evaluate the probability of a favorable or unfavorable outcome in this litigation, but based on advise of external counsel, potential liability has been substantially reduced.

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

On January 10, 2017, our Board of Directors approved the termination of this dividend plan in connection with our adoption of a capital return strategy to optimize our long-term growth profile. Accordingly, we do not have any plans at this time to make any future dividend payments. Payment of future dividends, if any, will be at the discretion of our Board of Directors and will depend on various factors, such as our statutory profits, financial condition, operating results and current and anticipated cash needs. In the event cash dividends are declared by us, we may decide to pay such dividends in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion. For more information regarding the taxation implications of the dividend plan, see “Item 10 - Additional Information - Taxation” of this annual report.

Significant Changes

There are no significant changes that occurred since December 31, 2018, except as otherwise disclosed in this annual report and in the annual consolidated financial statements included in this annual report.

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

JPMorgan Chase Bank, N.A. is the depositary for our ADSs. Its address is 4 New York Plaza, Floor 12, New York, New York 10004.

Trading in the Ordinary Shares

Our ordinary shares have been listed on the Tel-Aviv Stock Exchange, or TASE, since 1991 under the symbol “NICE.TA”. Our ordinary shares are not listed on any other stock exchange and have not been publicly traded outside Israel (other than through ADSs as noted above).

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

Directors

Our articles of association provide that the number of directors serving on the Board shall be not less than three but shall not exceed thirteen. As discussed above in Item 6, “Directors, Senior Management and Employees – Board Practices – Outside Directors”, in December 2016, our shareholders approved amendments to our articles of association, pursuant to which our Board of Directors may elect to opt out of such requirements and we would not be required to have outside directors serve on our Board of Directors. Our directors, other than outside directors, are elected at the annual shareholders meeting to serve until the next annual meeting or until their earlier death, resignation, bankruptcy, incapacity or removal by resolution of the general shareholders meeting. Directors may be re-elected at each annual shareholders’ meeting. The Board may appoint additional directors (whether to fill a vacancy or create new directorship) to serve until the next annual shareholders meeting, provided, however, that the Board shall have no obligation to fill any vacancy unless the number of directors is less than three. Our officers serve at the discretion of the Board.

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

Approval of Office Holder Compensation

Under the Israeli Companies Law, we are required to adopt a compensation policy, recommended by the compensation committee, and approved by the Board of Directors and the shareholders, in that order, at least once every three years. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter (similar to the threshold described above). Following the recommendation of our compensation committee and approval by our Board of Directors, our shareholders approved such compensation policy at our 2013 annual general meeting of shareholders. The compensation policy was thereafter re-approved and amended at our 2015 and 2016 annual general meetings of shareholders, in each case following the recommendation of our compensation committee and approval by our Board of Directors (as amended, the "Compensation Policy"). The re-approval and amendment of the Compensation Policy was considered and voted on at our 2018 annual general meeting of shareholder held on May 14, 2018, however we did not obtain the requisite majority for the re-approval. On June 4, 2018, our Board of Directors, based on the recommendation of our compensation committee, concluded, following consideration of shareholder votes and re-examination of the Compensation Policy, that the re-approval of the Compensation Policy is for the benefit of the Company, and based on a detailed analysis and as permitted under the Companies Law, resolved to re-approve the Compensation Policy as was previously approved by our shareholders and in the form then in effect, without the amendments rejected by our shareholders at the 2018 annual general meeting of shareholders. In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability - must comply with the Company's Compensation Policy. Although NASDAQ rules generally require shareholder approval when an equity based compensation plan is established or materially amended, as a foreign company we follow the aforementioned requirements of the Israeli Companies Law.

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

The compensation terms of other officers require the approval of the compensation committee and the Board of Directors. An amendment of existing compensation terms of an office holder who is not a director, if the compensation committee determines that the amendment is not material, requires the approval of the compensation committee only. Pursuant to regulations promulgated under the Israeli Companies Law, an amendment of the existing compensation terms of office holders who are subordinate to the chief executive officer, if the amendment is not material and the changes are in line with the existing compensation policy, requires only the chief executive officer’s approval. In accordance with such amendment, on December 21, 2016, our shareholders approved an amendment to the compensation policy, which provided our Chief Executive Officer the authority to approve non-material changes to the compensation terms of office holders subordinated to him, without seeking the approval of the compensation committee.

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

Exemption of Office Holders

Under the Israeli Companies Law, an Israeli company may not exempt an office holder from liability for breach of his duty of loyalty but may exempt in advance an office holder from liability to the company, in whole or in part, for a breach of his duty of care (except in connection with distributions), provided the articles of association of the company allow it to do so. Our articles of association do not allow us to do so.

Office Holder Insurance

Our articles of association provide that, subject to the provisions of the Israeli Companies Law, including the receipt of all approvals as required therein or under any applicable law, we may enter into an agreement to insure an office holder for any responsibility or liability that may be imposed on such office holder in connection with an act performed by such office holder in such office holder's capacity as an office holder of us with respect to each of the following:

•	a violation of his duty of care to us or to another person;

•	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable grounds to assume that his act would not prejudice our interests;

•	a financial obligation imposed upon him for the benefit of another person;

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

          We have undertaken to indemnify our directors and officers pursuant to applicable law. We have obtained directors' and officers' liability insurance for the benefit of our directors and officers. The Company currently has a directors and officers liability insurance policy limited to $100 million (the “Policy”), at an annual premium of approximately $345,000. Our internal audit committee, Board of Directors, and shareholders have approved the Company’s “Side A” Difference in Conditions extension of the Policy, limited to an additional $25 million, which provides the directors and officers with personal asset protection in situations when other sources of insurance or indemnification fail or are not available (the “Extended Policy”). The Extended Policy portion is at an additional annual premium of approximately $50,000.

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

Credit Agreement

On November 14, 2016, in connection with the consummation of the inContact acquisition, we and Nice Systems entered into a secured Credit Agreement with the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent. The Credit Agreement provides for a term loan facility of $475 million and a revolving facility of $75 million. The Credit Agreement is guaranteed by most of our Israeli and U.S. material subsidiaries, including NICE Systems, and secured by substantially all assets of our and the guarantors’ assets, subject to certain customary exceptions.

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

We have the right to prepay borrowings under the Credit Agreement and to reduce the unutilized portion of the revolving credit facility, in each case, at any time without premium or penalty (except for Eurodollar breakage fees, if any). In January 2017, we used the net proceeds of the Notes offering described below to repay a principal amount of $260 million, which resulted in $5.3 million amortization of debt issuance costs. In addition, the contractual principal payments for the long-term loan have changed and we will pay the entire remaining principal of $215 million on the final maturity date of the term loan facility. We are required to prepay borrowings under the term loan facility with all of the net cash proceeds of sales or dispositions of assets or other property, subject to certain reinvestment rights and other exceptions. The interest rates under the Credit Agreement are variable based on LIBOR or an alternate base rate at the time of the borrowing, plus a margin to be determined based on our leverage as measured by a ratio of consolidated total net indebtedness to consolidated EBITDA (the “Consolidated Total Net Leverage Ratio”) and ranging from 1.25% to 2.00%, in the case of LIBOR rate loans, or 0.25% to 1.00%, in the case of base rate loans. A commitment fee will accrue on the average daily unused portion of the revolving facility at the rate ranging from 0.25% to 0.50%, depending on the Consolidated Total Net Leverage Ratio, and is initially set at 0.375% per annum.

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

We have derived and expect to continue to derive significant tax benefits in Israel relating to our “Approved, Privileged, and Preferred Enterprise” programs for which we were eligible up to and including the 2016 tax year, and relating to the newly introduced Preferred Technological Enterprise program for the 2017 and subsequent tax years, pursuant to the Law for Encouragement of Capital Investments-1959 (the “Investments Law”), including its various amendments. To be eligible for these tax benefits, one must continue to meet certain conditions. In the event we are considered as having failed to comply with these conditions, in whole or in part, the eligibility for the benefits may be canceled and we may be required to refund the relevant amount, including interest and inflation adjustments. As of December 31, 2018, we believe that we are in compliance with all the conditions required by the Investments Law.

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

Taxation of Non-Israeli Residents

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE provided such gains did not derive from a permanent establishment of such shareholders in Israel. Non-Israeli residents are also exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock market outside of Israel, provided such shareholders did not acquire their shares prior to the issuer’s initial public offering (in which case a partial exemption may be available), that the gains did not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation; or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty), and who holds ordinary shares as a capital asset, is also exempt from Israeli capital gains tax under the U.S.-Israel Tax Treaty unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale; or (ii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel. If the above conditions are not met, the U.S. resident would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, the gain would be treated as foreign source income for United States foreign tax credit purposes and such U.S. resident would be permitted to claim a credit for such taxes against the United States federal income tax imposed on such sale, exchange or disposition, subject to the limitations under the United States federal income tax laws applicable to foreign tax credits.

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

U.S. Taxation of ADSs

Distributions

Subject to the discussion under “Passive Foreign Investment Companies” below, the gross amount of any distribution, including the amount of any Israeli taxes withheld from these distributions (see “Israeli Tax Considerations”), actually or constructively received by a U.S. holder with respect to ADSs will be taxable to the U.S. holder as a dividend to the extent of our current and accumulated earnings and profits as determined under U.S. Federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as a capital gain from the sale or exchange of property. We do not maintain calculations of our earnings and profits under U.S. Federal income tax principles. If we do not report to a U.S. holder the portion of a distribution that exceeds earnings and profits, the distribution will generally be taxable as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as a capital gain under the rules described above. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution. The U.S. holder will not, except as provided by Sections 245 and 245A of the Code, be eligible for any dividends received deduction in respect of the dividend otherwise allowable to corporations.

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

Generally, dividends received by a U.S. holder with respect to ADSs will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation. Subject to certain conditions and limitations, any Israeli taxes withheld on dividends at the rate provided by the U.S.-Israel tax treaty may be deducted from taxable income or credited against a U.S. holder’s U.S. Federal income tax liability. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to various categories of income, including “passive” income and “general” income. The rules relating to foreign tax credits and the timing thereof are complex. U.S. holders should consult their own tax advisors regarding the availability of a foreign tax credit under their particular situation.

Sale or Other Disposition of ADSs

If a U.S. holder sells or otherwise disposes of its ADSs, gain or loss will be recognized for U.S. Federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and such holder’s adjusted tax basis in the ADSs. Subject to the discussion below under the heading “Passive Foreign Investment Companies,” such gain or loss generally will be a capital gain or loss and will be a long-term capital gain or loss if the holder had held the ADSs for more than one year at the time of the sale or other disposition. Long-term capital gains realized by individual U.S. holders generally are subject to a lower marginal U.S. Federal income tax rate (currently up to 20%) than the marginal tax rate on ordinary income. In addition to the income tax on gains discussed above, certain non-corporate U.S. holders will also be subject to the 3.8% Medicare tax on net gains as discussed below under “Medicare Tax on Unearned Income”. Under most circumstances, any gain that a holder recognizes on the sale or other disposition of ADSs will be U.S. sourced for purposes of the foreign tax credit limitation and any recognized losses will be allocated against U.S. source income.

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

Backup Withholding and Information Reporting

Payments of dividends with respect to ADSs and the proceeds from the sale, retirement, or other disposition of ADSs made by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. holder as may be required under applicable U.S. Treasury regulations. We, or an agent, a broker, or any paying agent, as the case may be, may be required to withhold tax (backup withholding), currently at the rate of 24%, if a non-corporate U.S. holder that is not otherwise exempt fails to provide an accurate taxpayer identification number and comply with other IRS requirements concerning information reporting. Certain U.S. holders (including, among others, corporations and tax-exempt organizations) are not subject to backup withholding. Any amount of backup withholding withheld may be used as a credit against your U.S. Federal income tax liability provided that the required information is timely furnished to the IRS. U.S. holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

Foreign Asset Reporting

Certain U.S. Holders who are specified individuals or specified domestic entities are required to report information relating to an interest in our ADSs on IRS Form 8938, subject to certain exceptions (including an exception for shares held in accounts maintained by financial institutions). U.S. Holders are encouraged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ADSs.

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

The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, and our SEC reports can be viewed or downloaded there. The address of this web site is http://www.sec.gov. In addition, information that we furnish or file with the SEC, including annual reports on Form 20-F, current reports on Form 6-K, proxy and information statements and any amendments to, or exhibits included in, those reports are available to be viewed or download, free of charge, on our website at http://www.nice.com as soon as reasonably practicable after such materials are filed or furnished with the SEC. Information contained, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein, and we have included our website address in this annual report solely for informational purposes.

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

As of December 31, 2018, we had outstanding currency option and forward contracts to hedge payroll and facilities expenses, denominated in NIS, INR and PHP, in the total amount of approximately $182 million. The fair value of those contracts was approximately $(3.53) million. These transactions were for a period of up to two years.

The following table details the balance sheet exposure (i.e., the difference between assets and liabilities) in our main foreign currencies, as of December 31, 2018, against the relevant functional currency.

	Functional currencies
	(In U.S. dollars in millions)
	USD	GBP	EUR	CAD	MXN	AUD	BRL	SGD	Other currencies
Foreign currencies
USD	-	16.6	(0.2)	1.7	2.2	(0.5)	(0.2)	(1.3)	(0.1)
GBP	26.8	-	(0.0)	-	-	-	-	(0.0)	-
EUR	9.8	16.1	-	-	-	-	-	(0.0)	-
CAD	6.2	0.8	-	-	-	-	-	-	-
AUD	4.8	0.1	-	-	-	-	-	(0.0)	-
MXN	4.3	0.0	-	-	-	-	-	-	-
CHF	(0.4)	0.7	-	-	-	-	-	-	-
JPY	0.7	0.0	-	-	-	-	-	-	-
INR	(5.9)	-	-	-	-	-	-	-	-
SGD	(5.5)	0.0	-	-	-	-	-	-	-
HKD	(3.3)	-	-	-	-	-	-	(0.0)	-
ILS	(7.6)	(0.0)	-	-	-	-	-	-	-
PHP	0.9	-	-	-	-	-	-	(0.1)	-
Other currencies	2.1	(0.3)	-	-	-	-	-	(0.3)	(0.0)

The table below presents the fair value of firmly committed transactions for lease obligations denominated in currencies other than the functional currency:

	(In U.S. dollars in millions)
	New Israeli Shekel	Other currencies	Total
Less than 1 year	5.47	1.27	6.74
1-3 years	10.38	2.14	12.52
3-5 years	4.33	1.94	6.27
Over 5 years	-	2.03	2.03
Total	20.18	7.38	27.56

Interest Rate Risk

We are subject to interest rate risk on our investments and on our borrowings.

In November 2016 we completed the acquisition of inContact and utilized $475 million in debt financing with a variable interest rate toward payment of the consideration in the transaction.

As of December 31, 2018, the outstanding principal amount of the term debt was $215 million.

The floating rate term loan is exposed to a market risk due to fluctuations in interest rates which may affect our interest expense.

On January 18, 2017 we issued $287.5 million aggregate principal amount of the Notes. The Notes bear interest at a fixed rate of 1.25% per year.

Our outstanding debt obligations, the corresponding interest rates, currency and repayment schedules as of December 31, 2018 are set forth in the table below in U.S. dollar equivalent terms.

Currency	Total amount	Interest rate	2019	2020	2021	2022	2023	2024 & thereafter
	(U.S. dollars in millions)
Fixed Rate:
USD	$287,500	1.25%						$287,500

Floating Rate:
USD	215,000	3.80%				215,000

Total:	502,500					$215,000		$287,500
Debt issuance costs, net of amortization	(7,180)
Unamortized discount	(39,335)
Total:	$455,985

Our investments are exposed to market risk due to fluctuations in interest rates, which may affect our interest income, interest expense and the fair market value of our marketable securities portfolio.

Our marketable securities portfolio consists of investment-grade corporate debentures, U.S. Government agencies and U.S. treasuries. As of December 31, 2018, 77.6% of our portfolio was in such securities.

We invest in dollar deposits with U.S. banks, European banks, Israeli banks and money market funds. As of December 31, 2018, 22.4% of our portfolio was in such deposits. Since these investments are for short periods, interest income is sensitive to changes in interest rates.

The weighted average duration of the securities portfolio, as of December 31, 2018, is 1.04 years. The securities in our marketable securities portfolio are rated generally as A- according to Standard and Poor’s rating or A3, according to Moody’s rating. Securities representing 6.3% of the marketable securities portfolio are rated as AAA; securities representing 29.3% of the marketable securities portfolio are rated as AA; securities representing 60.9% of the marketable securities portfolio are rated as A; and securities representing 3.5% of the marketable securities portfolio are rated below A- after being downgraded during the last two years.

The table below presents the fair value of marketable securities which are subject to risk of changes in interest rate, segregated by maturity dates:

	Amortized Cost				Estimated fair value
	Up to 1 year	1-3 years	4-5 years	Total	Up to 1 year	1-3 years	4-5 years	Total
Corporate debentures	221.4	236.5	-	457.9	220.9	235.2	-	456.1
U.S. treasuries	14.9	-	7.0	21.9	14.9	-	6.8	21.7
U.S. government agencies	7.9	3.0	-	10.9	7.9	3.0	-	10.9
Total	244.2	239.5	7.0	490.7	243.7	238.2	6.8	488.7

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

During 2018 we received a payment in the amount of approximately $597,000 from the depositary as reimbursement for expenses we incurred in 2018 in relation to the maintenance and administration of the ADR program. During 2018 we also received a payment in the amount of approximately $591,000 from the depositary on account of the expenses we incurred in 2017 in relation to the maintenance and administration of the ADR program.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. Our management based its assessment on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2018, our internal control over financial reporting is effective.

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

Item 16A.          Audit Committee Financial Expert.

Our Board of Directors has determined that each of Dan Falk and Yocheved Dvir meets the definition of an audit committee financial expert, as defined in Item 407 of Regulation S-K and is independent under the applicable regulations.

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

Item 16C.          Principal Accountant Fees and Services.

Fees Paid to Independent Auditors

Fees billed or expected to be billed by Kost, Forer, Gabbay & Kasierer, a member of EY Global, and other members of EY Global for professional services for each of the last two fiscal years were as follows:

Services Rendered	2017 Fees	2018 Fees
Audit (1)	$953,414	$970,839
Audit-related (2)	$197,097	$141,395
Tax (3)	$650,119	$486,524
Total	$1,800,630	$1,598,758

(1)
Audit fees refer to audit services for each of the years shown in this table which include fees associated with the annual audit for each of 2017 and 2018 (including an audit in each such year in accordance with section 404 of the Sarbanes-Oxley Act), certain procedures regarding our quarterly financial results submitted on Form 6-K, consultations concerning financial accounting and various accounting issues and performance of local statutory audits.

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

Item 16D.          Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.           Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

During 2018, we repurchased our ordinary shares as described in the table below.

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number (or approximately dollar value) of shares that may yet be purchased under the plans or programs
	(In U.S. dollars, except share amounts)

January 1 – January 31	-	-	-	137,165,086
February 1 - February 28	11,695	85.43	11,695	136,165,972
March 1 - March 31	42,594	92.54	42,594	132,224,438
April 1 - April 30	61,477	91.69	61,477	126,587,447
May 1 - May 31	-	-	-	126,587,447
June 1 - June 30	-	-	-	126,587,447
July 1 - July 31	-	-	-	126,587,447
August 1 - August 31	-	-	-	126,587,447
September 1 - September 30	-	-	-	126,587,447
October 1 - October 31	-	-	-	126,587,447
November 1 - November 30	10,586	108.93	10,586	125,434,317
December 1 - December 31	145,556	106.60	145,556	109,917,504
Total	271,908	100.21	271,908

On May 6, 2015 our Board of Directors authorized a program to repurchase up to $100 million of our issued and outstanding ordinary shares and ADRs. On January 10, 2017, we announced that our Board of Directors authorized a program to repurchase up to $150 million of our issued and outstanding ordinary shares and ADRs. This share repurchase program commenced on April 7, 2017 following completion of the prior program. Repurchases may be made from time to time in the open market or in privately negotiated transactions in accordance with applicable securities laws and regulations. The timing and amount of the repurchase transactions will be determined by management and may depend on a variety of factors including market conditions, alternative investment opportunities and other considerations.

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

4.8
inContact, Inc. 2008 Equity Incentive Plan (filed as Exhibit 4.4 to NICE Ltd.’s Registration Statement on Form S-8 (Registration No. 333-191176) filed with the SEC on November 15, 2016, and incorporated herein by reference).

4.9
Nexidia Inc. 2005 Stock Incentive Plan (filed as Exhibit 4.4 to NICE-Systems Ltd.’s Registration Statement on Form S-8 (Registration No. 333-191176) filed with the SEC on March 23, 2016, and incorporated herein by reference).

4.10
Mattersight Corporation 1999 Stock Incentive Plan (filed as Exhibit 4.4 to NICE Ltd.’s Registration Statement on Form S-8 (Registration No. 333-226930) filed with the SEC on August 20, 2018, and incorporated herein by reference).

4.11	Credit Agreement, dated November 14, 2016 (filed as Exhibit 4.15 to NICE Ltd.’s Annual Report on Form 20-F filed with the SEC on April 21, 2017, and incorporated herein by reference).
4.12	Indenture, dated January 18, 2017 (filed as Exhibit 4.16 to NICE Ltd.’s Annual Report on Form 20-F filed with the SEC on April 21, 2017, and incorporated herein by reference).
4.13	inContact Agreement and Plan of Merger, dated May 17, 2016 (filed as Exhibit 4.17 to NICE Ltd.’s Annual Report on Form 20-F filed with the SEC on April 21, 2017, and incorporated herein by reference).
8.1	List of significant subsidiaries.
12.1	Certification by the Chief Executive Officer of NICE Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
12.2	Certification by the Chief Financial Officer of NICE Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer of NICE Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer of NICE Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of EY Global.
101	The following financial information from NICE Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2018, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2018 and 2017; (ii) Consolidated Statements of Income for the years ended December 31, 2018, 2017 and 2016; (iii) Statements of Changes in Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2018, 2017 and 2016; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016; and (v) Notes to Consolidated Financial Statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

NICE Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NICE Ltd. and its subsidiaries (the Company) as of December 31, 2018 and 2017 and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the "Consolidated financial statements"). In our opinion, the Consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 05, 2019 expressed an unqualified opinion thereon.

Adoption of Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606):

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for revenue in 2018 due to the adoption of Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), and the related amendments.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

KOST FORER GABBAY & KASIERER
A Member of EY Global
We have served as the Company's auditor since 1995.
Tel-Aviv, Israel
April 05, 2019

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of NICE Ltd.

Opinion on Internal Control over Financial Reporting

We have audited NICE Ltd.'s and its subsidiaries (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017 and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2018 and our report dated April 05, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

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

KOST FORER GABBAY & KASIERER
A Member of EY Global

Tel-Aviv, Israel
April 05, 2019

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2018	2017
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$242,099	$328,302
Short-term investments	243,729	63,951
Trade receivables (net of allowance for doubtful accounts of $ 8,464 and $ 9,554 at December 31, 2018 and 2017, respectively)	287,963	230,729
Prepaid expenses and other current assets	87,450	70,074

Total current assets	861,241	693,056

LONG-TERM ASSETS:
Long-term investments	244,998	132,820
Other long-term assets	74,042	19,496
Property and equipment, net	140,338	118,275
Deferred tax assets	12,309	11,850
Other intangible assets, net	508,232	551,347
Goodwill	1,366,206	1,318,242

Total long-term assets	2,346,125	2,152,030

Total assets	$3,207,366	$2,845,086

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2018	2017
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$29,617	$29,438
Deferred revenues and advances from customers	221,387	184,564
Accrued expenses and other liabilities	373,908	309,350

Total current liabilities	624,912	523,352

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	35,112	37,550
Accrued severance pay	15,986	17,250
Deferred tax liabilities	44,140	57,796
Long-term debt	455,985	447,642
Other long-term liabilities	14,618	11,935

Total long-term liabilities	565,841	572,173

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital-
Ordinary shares of NIS 1 par value:
Authorized: 125,000,000 shares at December 31, 2018 and 2017; Issued: 74,367,450 and 73,455,167 shares at December 31, 2018 and 2017, respectively; Outstanding: 61,769,554 and 60,925,954 shares at December 31, 2018 and 2017, respectively	18,849	18,595
Additional paid-in capital	1,499,986	1,420,813
Treasury shares at cost – 12,597,896 and 12,529,213 Ordinary shares at December 31, 2018 and 2017, respectively	(527,417)	(507,705)
Accumulated other comprehensive loss	(46,616)	(32,914)
Retained earnings	1,071,811	850,772

Total shareholders' equity	2,016,613	1,749,561

Total liabilities and shareholders' equity	$3,207,366	$2,845,086

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2018	2017	2016
Revenues:
Products	$263,805	$318,946	$306,252
Services	719,531	652,040	623,783
Cloud	461,183	361,166	85,507

Total revenues	1,444,519	1,332,152	1,015,542

Cost of revenues:
Products	31,065	51,065	53,032
Services	229,671	225,020	250,022
Cloud	236,079	192,588	34,679

Total cost of revenues	496,815	468,673	337,733

Gross profit	947,704	863,479	677,809

Operating expenses:
Research and development, net	183,830	181,107	141,528
Selling and marketing	370,659	361,328	268,349
General and administrative	153,323	129,071	116,569
Amortization of acquired intangibles	42,276	41,902	17,187

Total operating expenses	750,088	713,408	543,633

Operating income	197,616	150,071	134,176
Financial expenses (income) and other, net	10,901	20,411	(10,305)

Income before taxes on income	186,715	129,660	144,481
Taxes on income (tax benefit)	27,377	(13,631)	21,412

Net income from continuing operations	159,338	143,291	123,069
Discontinued operations:
Loss from operations	-	-	(8,235)
Tax benefit	-	-	2,086

Loss on discontinued operations	-	-	(6,149)

Net income	$159,338	$143,291	$116,920

Basic earnings per share from continuing operations	$2.60	$2.37	$2.06
Basic earnings per share from discontinued operations	$-	$-	$(0.10)
Basic earnings per share	$2.60	$2.37	$1.96

Diluted earnings per share from continuing operations	$2.52	$2.31	$2.02
Diluted earnings per share from discontinued operations	$-	$-	$(0.10)
Diluted earnings per share	$2.52	$2.31	$1.92

Weighted average number of shares used in computing:
Basic earnings per share	61,387	60,444	59,667

Diluted earnings per share	63,309	62,119	61,035

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016

Net income	$159,338	$143,291	$116,920

Other comprehensive income (loss), net of tax:

Change in foreign currency translation adjustment	(9,261)	13,529	(24,801)

Available-for-sale investments:
Change in net unrealized gains (losses)	(592)	(854)	5,102
Less - reclassification adjustment for net gains realized and included in net income	-	-	(3,388)

Net change (net of tax effect of $351, $(113) and $113)	(592)	(854)	1,714

Cash flow hedges:
Change in unrealized gains (losses)	(8,630)	6,821	600
Less - reclassification adjustment for net gains (losses) realized and included in net income	4,781	(5,586)	(132)

Net change (net of tax effect of $370, $0 and 0)	(3,849)	1,235	468

Total other comprehensive income (loss)	(13,702)	13,910	(22,619)

Comprehensive income	$145,636	$157,201	$94,301

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity

Balance as of January 1, 2018	$18,595	$1,420,813	$(507,705)	$(32,914)	$850,772	$1,749,561

Effect of adopting ASU 2014-09: "Revenue from Contracts with Customers (ASC 606)" (see note 2 aa)	-	-	-	-	61,701	61,701
Exercise of share options	254	16,143	-	-	-	16,397
Stock-based compensation	-	67,223	-	-	-	67,223
Issuance of treasury shares under share-based compensation plan (203,575 ordinary shares)	-	(4,976)	7,574	-	-	2,598
Treasury shares purchased	-	-	(27,286)	-	-	(27,286)
Other comprehensive income	-	-	-	(13,702)	-	(13,702)
Equity awards assumed for acquisitions		783	-	-	-	783
Net income	-	-	-	-	159,338	159,338

Balance as of December 31, 2018	$18,849	$1,499,986	$(527,417)	$(46,616)	$1,071,811	$2,016,613

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity

Balance as of January 1, 2017	$18,280	$1,317,539	$(488,573)	$(46,824)	$710,910	$1,511,332

Effect of adopting ASU 2016-09: Improvements to Employee Share-Based Payment Accounting	-	1,908	-	-	6,208	8,116
Exercise of share options	315	17,133	-	-	-	17,448
Stock-based compensation	-	56,980	-	-	-	56,980
Issuance of treasury shares under share-based compensation plan (147,347 ordinary shares)	-	(3,642)	5,296	-	-	1,654
Equity components of exchangeable note	-	30,895	-	-	-	30,895
Treasury shares purchased	-	-	(24,428)	-	-	(24,428)
Other comprehensive income	-	-	-	13,910	-	13,910
Dividends paid ($ 0.16 per share)	-	-	-	-	(9,637)	(9,637)
Net income	-	-	-	-	143,291	143,291

Balance as of December 31, 2017	$18,595	$1,420,813	$(507,705)	$(32,914)	$850,772	$1,749,561

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity

Balance as of January 1, 2016	$17,977	$1,234,206	$(445,021)	$(24,205)	$632,192	$1,415,149

Exercise of share options	303	23,321	-	-	-	23,624
Equity awards assumed for acquisitions	-	11,675	-	-	-	11,675
Stock-based compensation	-	40,547	-	-	-	40,547
Excess tax benefit from share-based payment arrangements	-	7,868	-	-	-	7,868
Issuance of treasury shares under share-based compensation plan (2,290 ordinary shares)	-	(78)	78	-	-	-
Treasury shares purchased	-	-	(43,630)	-	-	(43,630)
Other comprehensive loss	-	-	-	(22,619)	-	(22,619)
Dividends paid ($ 0.64 per share)	-	-	-	-	(38,202)	(38,202)
Net income	-	-	-	-	116,920	116,920

Balance as of December 31, 2016	$18,280	$1,317,539	$(488,573)	$(46,824)	$710,910	$1,511,332

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016
Cash flows from operating activities:

Net income	$159,338	$143,291	$116,920
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	157,142	156,301	77,801
Stock-based compensation	67,223	56,980	40,547
Accrued severance pay, net	1,020	(788)	3
Amortization of premium and discount and accrued interest on marketable securities	(598)	646	2,441
Deferred taxes, net	(30,172)	(70,805)	(25,905)
Changes in operating assets and liabilities:
Trade receivables, net	(72,583)	37,735	(31,784)
Prepaid expenses and other current assets	(29,852)	(6,839)	2,078
Trade payables	(3,526)	2,665	4,392
Accrued expenses and other liabilities	48,095	25,541	17,994
Deferred revenues	92,768	41,624	9,379
Long term liabilities	(1,024)	(5,169)	7,529
Loss on disposal of discontinued operations	-	-	9,148
Realized gain on marketable securities	-	-	(3,388)
Amortization of discount on long-term debt	8,670	13,547	379
Other	108	(67)	678

Net cash provided by operating activities	396,609	394,662	228,212

Cash flows from investing activities:

Purchase of property and equipment	(31,442)	(39,889)	(27,278)
Purchase of investments	(429,500)	(133,423)	(47,221)
Proceeds from investments	137,180	64,295	449,880
Payments for business acquisitions, net of cash acquired	(104,776)	(76,027)	(1,156,249)
Investments in affiliates and other purchases	-	-	(1,500)
Capitalization of internal use software costs	(32,225)	(27,936)	(8,502)
Repayment from sale of discontinued operations	-	-	(9,148)

Net cash used in investing activities	(460,763)	(212,980)	(800,018)

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016

Cash flows from financing activities:

Proceeds from issuance of shares upon exercise of options	19,048	19,240	23,525
Purchase of treasury shares	(26,004)	(24,428)	(43,630)
Dividends paid	-	(9,637)	(38,202)
Capital lease payments	(876)	(137)	(1,087)
Proceeds from issuance of debt, net of costs	-	-	464,841
Proceeds from issuance of exchangeable senior notes, net	-	260,135	-
Repayment of long-term debt	-	(260,000)	-
Repayment of short-term debt	(8,436)	-	-

Net cash provided by (used in) financing activities	(16,268)	(14,827)	405,447

Effect of exchange rate changes on cash	(5,781)	4,421	(2,546)

Net change in cash and cash equivalents	(86,203)	171,276	(168,905)
Cash and cash equivalents at the beginning of the year	328,302	157,026	325,931

Cash and cash equivalents at the end of the year	$242,099	$328,302	$157,026

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Income taxes	$42,858	$33,029	$28,396

Interest	$12,319	$7,910	$2,201

Non-cash activities:
Decrease (increase) in other receivables with respect to exercise of share options	$53	$138	$(99)
Increase in accrued expenses and other liabilities with respect to purchase of treasury shares	$1,282	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.         General:

NICE Ltd. and its subsidiaries (the "Company") is a global enterprise software leader providing solutions that are based on advanced analytics, artificial intelligence and automation. The Company serves two main markets, Customer Engagement and Financial Crime and Compliance. The Company's integrated solutions are based on advanced cloud platforms designed to provide a complete and unified portfolio for improving customer experience as well as preventing financial crime.

The Company's core mission is empowering organizations to provide exceptional customer experiences and protect their reputation by preventing financial crime. The Company's software is used by customer service organizations of enterprises of all sizes and verticals, and by compliance and fraud-prevention groups in leading financial institutions.

With an integrated cloud platform and advanced analytics solutions, the Company helps organizations understand customer behavior, create smarter personal customer connections, engage their employees, optimize their workforce and improve their processes. Additionally, the Company helps them predict needs and identify risks to create excellent and personalized customer experiences, prevent fraud and ensure compliance. These capabilities are enhanced through the utilization of advanced automation and artificial intelligence capabilities. The Company's most advanced solutions constantly improve by applying machine learning to cross-industry and cross-organizational data and by offering collective insights.

b.	Acquisitions:

1.          Acquisition of Mattersight Corporation:

On August 20, 2018, the Company completed the acquisition of Mattersight Corporation ("Mattersight"), a leading provider of cloud based analytics for customer service organizations. The Company acquired Mattersight for total consideration of $105,053.

Upon acquisition, Mattersight became a wholly-owned subsidiary of the Company.  The acquisition was accounted for as a business combination. This method requires, among other things, that assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. The Company recorded core technology, customer relationships, customer backlog  and goodwill in amount of $50,852; $7,757; $5,439 and $48,579, respectively. The estimated useful life of the core technology, customer relationships, and customer backlog are 5-7 years, 7 years, and 2-3 years, respectively.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

Goodwill generated from this business combination is attributed to synergies between the Company's and Mattersight's respective products and services. The goodwill is not deductible for income tax purposes. The preliminary fair value estimates for the assets acquired and liabilities assumed for this acquisition were based upon preliminary calculations and valuations, and the estimates and assumptions for this acquisition are subject to change as the Company obtains additional information during the measurement period (up to one year from the acquisition date).

The results of Mattersight's operations have been included in the consolidated financial statements since August 20, 2018. Pro forma results of operations related to this acquisition have not been prepared because they are not material to the Company's consolidated statement of income.

2.          Acquisitions in 2017:

During 2017 the Company acquired certain companies. These acquisitions were not significant individually or in the aggregate. The financial results of the acquired companies are included in the Company's consolidated financial statements from their respective acquisition dates, and the results from each of these companies were not individually material to the Company's consolidated financial statements. In the aggregate, the total purchase price for these acquisitions was approximately $76,870. The Company preliminarily recorded $2,291 of net tangible liabilities and $51,015 of identifiable intangible assets, based on their estimated fair values, and $28,145 of residual goodwill. The fair value of assets acquired and liabilities assumed from those acquisitions were based on a preliminary valuation which was finalized during 2018 as part of the measurement period. See Note 8 regarding changes during 2018.

3.          Acquisition of InContact:

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

InContact Inc. constituted approximately 4.2% of the Company's consolidated total assets as of December 31, 2016, and 1.2% of the Company's consolidated net income (excluding amortization of related acquired intangible assets) attributed to the period from the date of acquisition for the year then ended.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The following table presents the unaudited pro forma financial information for the years ended December 31, 2016, as if the acquisition occurred on January 1, 2015:

Year ended
December 31,
2016

Revenue	$1,237,329
Net income	$31,195

The unaudited pro forma financial information for the year ended December 31, 2016 has been calculated after adjusting the Company's results and those of inContact to reflect the business combination accounting effects resulting from this acquisition as if the acquisition occurred as of January 1, 2015, including: (i) acquisition related transaction costs; (ii) amortization expense from acquired intangible assets; (iii) post acquisition share-based compensation expense; (iv) debt financing costs incurred for the issuance of a loan received as part of the acquisition financing; and (v) the associated tax effect of these unaudited pro forma adjustments. The pro forma financial information is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of 2015.

4.	Acquisitions related costs:

During 2018, 2017 and 2016 acquisition related costs amounted to $1,249; $970 and $9,348 respectively, and were included in general and administrative expenses.

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

Marketable securities classified as "available-for-sale" are carried at fair value, based on quoted market prices. Unrealized gains and losses are reported in a separate component of shareholders' equity in accumulated other comprehensive income. Gains and losses are recognized when realized, on a specific identification basis, in the Company's consolidated statements of income.

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

For securities with an unrealized loss that the Company intends to sell, or it is more likely than not that the Company will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while declines in fair value related to other factors are recognized in accumulated other comprehensive income.

f.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual periods ranges:

Years

Computers and peripheral equipment	3 - 5
Office furniture and equipment	5 - 14
Internal use software	3

Leasehold improvements are amortized by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

g.	Internal use software costs:

The Company capitalizes development costs incurred during the application development stage that are related to internal use technology that supports its cloud services. Under ASC350-40, Internal-Use Software is included in property and equipment, net in the consolidated balance sheets. Capitalization of such costs begins when the preliminary project stage is complete and ceases at the point in which the project is substantially complete and is ready for its intended purpose. Costs incurred in the process of software production are charged to expenses as incurred.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Other intangible assets, net:

Other intangible assets are amortized over their estimated useful lives using the straight-line method, at the following annual periods ranges:

Years

Core technology	2 – 8
Customer relationships	3 - 8
Trademarks	2 - 12
Customer backlog	2 - 3

i.	Impairment of long-lived assets:

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

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows to the carrying amount of the asset, an impairment charge is recorded for the excess of the carrying amount over fair value. In 2018, 2017 and 2016, no impairment charge was recognized.

j.	Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, "Intangible - Goodwill and Other" ("ASC 350"), goodwill is not amortized, but rather is subject to an annual impairment test.

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

During the fourth quarter of each of the years presented, the Company performed a qualitative assessment for its reporting units and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required. Accordingly, during the years 2018, 2017 and 2016, no impairment charge was recognized.

k.	Exchangeable senior notes:

The Company applies ASC 815 "Derivative and Hedging" ("ASC 815") and ASC 470 "Debt" ("ASC 470"). Under these standards, the Company separately accounts for the liability and equity components of convertible debt instruments that may be settled in cash in a manner that reflects the Company's nonconvertible debt borrowing rate. The liability component at issuance is recognized at fair value, based on the fair value of a similar instrument that does not have a conversion feature. The equity component is based on the excess of the principal amount of the debentures over the fair value of the liability component, after adjusting for an allocation of debt issuance costs, and is recorded as capital in excess of par. Debt discounts are amortized as additional non-cash interest expense over the expected life of the debt.

l.	Revenue recognition:

The Company generates revenues from sales of software products, services and cloud, which include software license, SaaS and network connectivity, hosting, support and maintenance, implementation, configuration, project management, consulting and training. The Company sells its products directly through its sales force and indirectly through a global network of distributors, system integrators and strategic partners, all of whom are considered end-users.

The Company recognizes revenues in accordance with ASC No. 606, "Revenue from Contracts with Customers" ("ASC 606"). As such, the Company identifies a contract with a customer and the performance obligations in the contract, determines the transaction price, allocates the transaction price to each performance obligation in the contract and recognizes revenues when (or as) the Company satisfies a performance obligation.

Revenue is measured based on the consideration specified in a contract with a customer, excluding taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer. The Company enters into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations.

The Company allocates the transaction price to each performance obligation identified based on its relative standalone selling price ("SSP") out of the total consideration of the contract.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company determines SSP based on the price at which the performance obligation is sold separately. If the SSP is not observable through past transactions, The Company estimates the SSP taking into account available information such as geographic or regional specific factors, internal costs, profit objectives, and internally approved pricing guidelines related to the performance obligation. Where there is high diversity, the Company uses the residual method.

Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised product or service to the customer. Software license revenues are recognized at the point in time when the software license has been delivered and the benefit of the asset has transferred.

Support and maintenance service revenues are recognized ratably over the term of the underlying maintenance contract term. Renewals of maintenance contracts create new performance obligations that are satisfied over the term with the revenues recognized ratably over the period of the renewal.

Revenues from professional services are recognized as services are performed.

The Company's SaaS offerings provide customers access to certain of its software within a cloud-based IT environment on a subscription basis, and may also include network connectivity services over the Company's network or through third party network connectivity providers on a usage basis. Because such offerings do not grant customers the right to take possession of the software, the Company considers these arrangements to be service contracts. In addition, the Company also derives revenue from professional services included in implementing or improving a customer's cloud software solutions experience.

Revenues for SaaS offerings are recognized ratably over the contract term or based on actual usage, commencing with the date the service is made available to the customers. Revenue from the network connectivity usage is derived based on customer specific rate plans and call usage and is recognized in the period the call is initiated. Upfront fees related to professional services that are interdependent with SaaS are not considered distinct. These services are considered a material right and as such are deferred and recognized over the estimated life of the customer.

Payment terms and conditions vary by contract type. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company determines its contracts generally to not include a significant financing component since the Company's selling prices are not subjected to billing terms nor is its purpose to receive financing from its customers or to provide customers with financing.

The Company maintains a provision for product returns and other contractual rights which are estimated based on the Company's experience and are deducted from revenues and recorded under accrued expenses and other liabilities on the balance sheets.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2018, the aggregate amount of the total transaction price allocated in contracts with original duration greater than one year of the remaining performance obligations was approximately $705,000. As of December 31, 2018, the Company expects to recognize the majority of the revenue of remaining performance obligation over the next 24 months. The Company has elected the optional exemption, which allows for the exclusion of the amounts for remaining performance obligations that are part of contracts with an original expected duration of one year or less. Such remaining performance obligations represent unsatisfied or partially unsatisfied performance obligations pursuant to ASC 606.

m.	Costs to Obtain Contracts:

The Company capitalizes sales commission as costs of obtaining a contract when they are incremental and if they are expected to be recovered. The Company applies judgment in estimating the amortization period, by taking into consideration customer contract terms, history of renewals, expected length of customer relationship, as well as the useful life of the underlying technology and products. Amortization of sales commission expense is included in Selling and Marketing expenses in the accompanying consolidated statements of income. For costs that the Company would have capitalized and amortized over one year or less, the Company has elected to apply the practical expedient and expense these contract costs as incurred.

n.	Research and development costs:

Research and development costs (net of grants and capitalized expenses) incurred in the process of software production are charged to expenses as incurred.

o.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized. Deferred tax assets and deferred tax liabilities are presented under long-term assets and long-term liabilities, respectively.

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

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Non-royalty grants:

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

The Company's cash and cash equivalents are invested in deposits and money market funds, mainly in dollars with major international banks. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be redeemed upon demand and therefore bear minimal risk.

The Company's trade receivables are derived from sales to customers located primarily in North America, and in Europe, the Middle East and Africa and Asia Pacific. The Company performs ongoing credit evaluations of its customers and insures certain of its receivables with a credit insurance company. A general allowance for doubtful accounts is provided, based on the length of time the receivables are past due.

The Company's marketable securities include investment in corporate debentures, U.S. Treasuries and U.S. Government agencies. The Company's investment policy limits the amount that the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

The Company entered into foreign currency forward and option contracts intended to protect cash flows resulting from payroll and facilities related expenses against the volatility in value of forecasted non-dollar currency. The derivative instruments hedge a portion of the Company's non-dollar currency exposure. See Note 10 for additional information.

r.	Severance pay:

The Israeli Severance Pay Law-1963 (the "Severance Pay Law") generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain circumstances. The Company makes ongoing deposits into Israeli employees' pension plans to fund their severance liabilities. According to Section 14 of the Severance Pay Law, the Company deposits for employees employed by the Company since May 1, 2009 are made in lieu of the Company's severance liability, therefore no obligation is provided for in the financial statements. Severance pay liabilities for employees employed by the Company prior to May 1, 2009, as well as employees with special contractual arrangements, are provided for in the financial statements based upon the latest monthly salary multiplied by the number of years of employment.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Severance pay expense for 2018, 2017 and 2016 amounted to $13,453; $9,862 and $9,970, respectively.

The Company also has other liabilities for severance pay in other jurisdictions.

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 6%-8% of their eligible compensation but generally not greater than annual contribution of $18.5 in 2018, and $18 in 2017 and 2016 (for certain employees over 50 years of age the maximum annual contribution is $24.5 per year in 2018, and $24 in 2017 and 2016) of their total annual compensation to the plan through salary deferrals, subject to IRS limits. The Company matches 50% of employee contributions to the plan up to a limit of 6-8% of their eligible compensation. In the years 2018, 2017 and 2016, the Company recorded an expense for matching contributions in the amount of $7,732; $7,044 and $3,930, respectively.

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

As the Company's intention and ability is to settle the convertible debt in cash, the potential issuance of shares related to the convertible debt does not affect diluted shares.

As further described in Note 14, the Company entered into an exchangeable note hedge transaction and warrants transaction. While the exchangeable note hedge transaction is anti-dilutive and as such is not included in the computation of diluted earnings per share, the warrants transaction had dilutive effect and as such were included in the computation of the diluted earnings per share. The number of shares related to the outstanding exchangeable note hedge transaction is 3,457,475.

The weighted average number of shares related to outstanding anti-dilutive options excluded from the calculations of diluted net earnings per share was 108,617; 62,319 and 99,636 for the years 2018, 2017 and 2016, respectively.

t.	Accounting for stock-based compensation:

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

The fair value of certain performance share units with market-based performance conditions granted under the employee equity plan was estimated on the grant date using the Monte Carlo valuation methodology.

u.	Fair value of financial instruments:

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

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables and trade payables, approximate their fair value due to the immediate or short-term maturities of these financial instruments. The carrying amount of the long-term loan approximates its fair value due to the fact that the loan bears a variable interest rate.

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

Advertising expenses are charged to expense as incurred. Advertising expenses for the years 2018, 2017 and 2016 are $13,527; $13,543 and $9,693, respectively.

x.	Treasury shares:

The Company repurchases its ordinary shares from time to time on the open market or in other transactions and holds such shares as treasury shares. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity. The Company reissues treasury shares under the stock purchase plan, upon exercise of options and upon vesting of restricted stock units ("RSU"). Reissuance of treasury shares is accounted for in accordance with ASC 505-30 whereby gains are credited to additional paid-in capital and losses are charged to additional paid-in capital to the extent that previous net gains are included therein and otherwise to retained earnings.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Business combination:

The Company applies the provisions of ASC 805, "Business Combination" and allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets.

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

z.	Comprehensive income:

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

The following tables show the components of accumulated other comprehensive income, net of taxes, as of December 31, 2018 and 2017:

	Year ended December 31, 2018
	Unrealized losses on marketable securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total

Beginning balance	$(1,070)	$1,134	$(32,978)	$(32,914)

Other comprehensive income (loss) before reclassifications	(592)	(8,630)	(9,261)	(18,483)
Amounts reclassified from accumulated other comprehensive income	-	4,781	-	4,781

Net current-period other comprehensive income (loss)	(592)	(3,849)	(9,261)	(13,702)

Ending balance	$(1,662)	$(2,715)	$(42,239)	$(46,616)

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Year ended December 31, 2017
	Unrealized losses on marketable securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total

Beginning balance	$(216)	$(101)	$(46,507)	$(46,824)

Other comprehensive income (loss) before reclassifications	(854)	6,821	13,529	19,496
Amounts reclassified from accumulated other comprehensive income	-	(5,586)	-	(5,586)

Net current-period other comprehensive income (loss)	(854)	1,235	13,529	13,910

Ending balance	$(1,070)	$1,134	$(32,978)	$(32,914)

aa.	Recently adopted accounting standards:

In May 2014, the Financial Accounting Standards Board ("FASB") issued a new standard related to revenue recognition. Under the standard, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

The Company adopted Accounting Standard Update ("ASU") No. 2014-09 utilizing the modified retrospective method. The cumulative impact of applying the new guidance to all contracts with customers that were not completed as of January 1, 2018 was recorded as an adjustment to retained earnings as of the adoption date. As a result, the following adjustments were made to accounts on the consolidated balance sheet: a decrease in the deferred revenues of $38,670, an increase of $38,956 in the costs related to obtaining customer contracts and a decrease of $15,925 in the tax related accounts.

The impact mainly relates to arrangements that include term-based software licenses, allocation of transaction price to each performance obligation on a relative SSP and capitalization of costs related to obtaining customer contracts.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

  Select consolidated balance sheet line items, which reflect the adoption impact of the new standard, are as follows:

	December 31, 2018
	As Reported	Balances without adoption of ASC 606	Effect of Change Higher (Lower)

Assets:
Prepaid expenses and other current assets	$87,450	$91,671	$(4,221)
Other long-term assets	74,042	16,367	57,675
Deferred tax assets	12,309	12,356	(47)

Liabilities:
Deferred revenues and advances from customers	(256,499)	(285,367)	28,868
Accrued expenses and other liabilities	(373,908)	(368,681)	(5,227)
Deferred tax liabilities	(44,140)	(32,125)	(12,015)
Shareholders' Equity:	$2,016,613	$1,951,580	$65,033

In accordance with ASC 606, the disclosure of the impact for the adoption of ASC 606 on the consolidated statement of income was as follows:

	Year ended December 31, 2018
	As Reported	Amounts without adoption of ASC 606	Effect of Change Higher (Lower)
Consolidated Statement of Income:
Total revenues	$1,444,519	$1,453,762	$(9,243)
Cost of revenues	496,815	497,479	(664)
Selling and marketing	370,659	384,142	(13,483)
Taxes on income	27,377	26,347	1,030
Net income	159,338	155,464	3,874
Earnings per share:
Basic	$2.60	$2.53	$(0.07)
Diluted	$2.52	$2.46	$(0.06)

In June 2018, FASB issued ASU 2018-07 to expand the scope of ASC 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. The Company adopted the standard effective as of January 1, 2018, and the adoption of this standard did not have a significant impact on the Company's consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In January 2017, the FASB issued ASU 2017-01 "Business Combinations (ASC 805): Clarifying the Definition of a Business" ("ASU 2017-01"), which provides guidance to evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. If substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single asset or a group of similar assets, the assets acquired (or disposed of) are not considered a business. ASU 2017-01 is effective for the Company for fiscal years beginning after December 15, 2017. The Company adopted the standard effective as of January 1, 2018, and the adoption of this standard did not have a significant impact on the Company's consolidated financial statements

ab.	Recently issued accounting standards, not yet adopted:

In February 2016, the FASB issued ASU 2016-02, "Leases (ASC 842)", which will replace the existing guidance of ASC 840, "Leases". This ASU aims to increase transparency and comparability among organizations by requiring lessees to recognize lease assets and lease liabilities on the balance sheet and requiring disclosure of key information about leasing arrangements. This ASU is effective for annual periods beginning after December 15, 2018. The provisions of ASU 2016-02 are to be applied using a modified retrospective approach.

In July 2018, the FASB issued Accounting Standards Update 2018-11, "Leases (ASC 842)". This update provides entities with an additional (and optional) transition method to adopt the new leases standard. Under this method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, the prior comparative period's financials will remain the same as those previously presented. The Company will adopt this transition method in the first quarter of 2019. The Company also elected the available practical expedients on adoption.

The standard will have a material impact on the Company's consolidated balance sheets. In addition, a material portion of the Company's leases are denominated in currencies other than the functional currency, mainly in NIS. As a result, the associated lease liabilities will be remeasured using the current exchange rate in the future reporting periods, which may result in material foreign exchange gains or losses. Other than the matters discussed above, the standard is not expected to have a material impact on the Company's consolidated income statements or cash flow. Following adoption of the new standard, the Company expects to recognize additional operating liabilities of approximately $120,000 with corresponding right of use ("ROU") assets of approximately the same amount based on the present value of the remaining minimum rental payments under current leasing standards for existing operating leases, as of January 1, 2019.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In August 2018, FASB issued ASU 2018-15, "Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract" ("ASU 2018-15"). The amendments in ASU 2018-15 provide guidance to align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The new guidance is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company is currently evaluating the effect that this guidance will have on its consolidated financial statements.

In August 2017, the FASB issued ASU 2017-12, "Derivatives and Hedging (ASC 815): Targeted Improvements to Accounting for Hedging Activities". The objectives of this ASU are to improve the financial reporting of hedging relationships to better portray the economic results of an entity's risk management activities in its financial statements and to make certain targeted improvements to simplify the application of the hedge accounting guidance in current GAAP. This ASU is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. The Company is currently evaluating the effect of the adoption of this ASU on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments - Credit Losses (ASC 326)" ("ASU 2016-13"). The amendments in this update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be of greater use to users of the financial statements. ASU 2016-13 is effective for the Company for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is allowed as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is still evaluating the effect that this guidance will have on its consolidated financial statements

In January 2017, the FASB issued ASU 2017-04 "Intangibles - Goodwill and Other (ASC 350): Simplifying the Accounting for Goodwill Impairment" ("ASU 2017-04"). ASU 2017-04 eliminates step 2 of the goodwill impairment test, which requires the calculation of the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. ASU 2017-04 is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. The Company is currently evaluating the effect that this guidance will have on its consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	SHORT-TERM AND LONG-TERM INVESTMENTS

The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of available-for-sale marketable securities as of December 31, 2018 and 2017:

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Estimated fair value (Level 2 within the fair value hierarchy)
	December 31,		December 31,		December 31,		December 31,
	2018	2017	2018	2017	2018	2017	2018	2017

Corporate debentures	$457,943	$189,836	$190	$9	$1,993	$908	$456,141	$188,937
U.S. Treasuries	21,944	7,007	-	-	226	170	21,717	6,837
U.S. Government Agencies	10,854	998	16	-	1	1	10,869	997

	$490,741	$197,841	$206	$9	$2,220	$1,079	$488,727	$196,771

The scheduled maturities of available-for-sale marketable securities as of December 31, 2018 are as follows:

	Amortized	Estimated
	cost	fair value

Due within one year	$244,233	$243,729
Due after one year through five years	246,508	244,998

	$490,741	$488,727

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values as of December 31, 2018 and 2017 are as indicated in the following tables:

	December 31, 2018
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Corporate debentures	$231,845	$(754)	$113,870	$(1,239)	$345,715	$(1,993)
U.S. treasuries	14,926	(12)	6,791	(214)	21,717	(226)
U.S. Government agencies	7,932	(1)	-	-	7,932	(1)

	$254,703	$(767)	$120,661	$(1,453)	$375,364	$(2,220)

	December 31, 2017
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Corporate debentures	$135,252	$(711)	$49,076	$(198)	$184,328	$(909)
U.S. treasuries	-	-	6,837	(170)	6,837	(170)
U.S. Government agencies	997	-	-	-	997	-

	$136,249	$(711)	$55,913	$(368)	$192,162	$(1,079)

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2018	2017

Government authorities	$30,369	$26,275
Interest receivable	2,867	2,042
Prepaid expenses	45,671	31,810
Inventories	3,434	3,891
Discontinued operations	-	2,042
Other	5,109	4,014

	$87,450	$70,074

NOTE 5:-	OTHER LONG-TERM ASSETS

	December 31,
	2018	2017

Deferred commission costs	$57,675	$-
Severance pay fund	12,575	14,859
Long-term deposits and other assets	3,792	4,637

	$74,042	$19,496

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2018	2017
Cost:
Computers and peripheral equipment	$253,325	$212,449
Internal use software	69,452	37,948
Office furniture and equipment	13,060	12,030
Leasehold improvements	57,454	53,266

	393,291	315,693
Accumulated depreciation:
Computers and peripheral equipment	196,820	163,162
Internal use software	16,597	2,924
Office furniture and equipment	7,717	6,614
Leasehold improvements	31,819	24,718

	252,953	197,418

Depreciated cost	$140,338	$118,275

Depreciation expense totaled $49,963; $37,924 and $18,422 for the years 2018, 2017 and 2016, respectively.

The Company recorded a reduction of $11,485 and $6,790 to the cost and accumulated depreciation of fully depreciated equipment and leasehold improvements no longer in use for the years ended December 31, 2018 and 2017, respectively.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	OTHER INTANGIBLE ASSETS, NET

a.          Definite-lived other intangible assets:

	December 31,
	2018	2017
Original amounts:
Core technology	$720,134	$673,291
Customer relationships, backlog and distribution network	393,204	382,031
Trademarks	55,896	56,196

	1,169,234	1,111,518
Accumulated amortization:
Core technology	372,895	315,665
Customer relationships, backlog and distribution network	264,463	225,951
Trademarks	23,644	18,555

	661,002	560,171

Other intangible assets, net	$508,232	$551,347

b.	Amortization expense amounted to $107,179; $118,377 and $58,968 for the years ended December 31, 2018, 2017 and 2016, respectively.

c.	Estimated amortization expense:

For the year ended December 31,

2019	$111,602
2020	104,856
2021	96,834
2022	80,690
2023 and thereafter	114,250

$508,232

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	GOODWILL

Following the Company's acquisitions in 2018 and 2017, as described in Note 1b, the changes in the carrying amount of goodwill allocated to reportable segments for the years ended December 31, 2018 and 2017 are as follows:

	Year ended December 31, 2018
	Customer Engagement	Financial Crime and Compliance	Total

As of January 1, 2018	$1,053,922	$264,320	$1,318,242

Acquisitions (*)	54,203	-	54,203
Functional currency translation adjustments	(5,034)	(1,205)	(6,239)

As of December 31, 2018	$1,103,091	$263,115	$1,366,206

	Year ended December 31, 2017
	Customer Engagement	Financial Crime and Compliance	Total

As of January 1, 2017	$1,022,198	$262,512	$1,284,710

Acquisitions (*)	24,346	-	24,346
Functional currency translation adjustments	7,378	1,808	9,186

As of December 31, 2017	$1,053,922	$264,320	$1,318,242

(*)	Including adjustments of $5,624 and $(3,799), resulting from finalization of purchase price allocations with respect to 2018 and 2017, respectively.

NOTE 9:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2018	2017

Payroll and related expenses	$158,185	$142,182
Accrued expenses	104,568	80,893
Government authorities	95,535	79,515
Discontinued operations	-	189
Other	15,620	6,571

	$373,908	$309,350

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	DERIVATIVE INSTRUMENTS

The Company's risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates.

ASC 815, "Derivatives and Hedging" ("ASC 815"), requires the Company to recognize all of its derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, an entity must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that are attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the line item associated with the hedged transaction in the period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item representing the ineffective portion of the derivative, if any, is recognized in financial income (expense) in the period of change.

The Company entered into option and forward contracts to hedge a portion of anticipated New Israeli Shekel ("NIS"), Indian Rupee ("INR") and Philippine peso ("PHP") payroll and benefit payments as well as facilities related payments. These derivative instruments are designated as cash flow hedges, as defined by ASC 815 and accordingly are measured in fair value. These transactions are effective and, as a result, gain or loss on the derivative instruments are reported as a component of accumulated other comprehensive income (loss) and reclassified as payroll expenses, facility expenses or finance expenses, respectively, at the time that the hedged income/expense is recorded.

	Notional amount		Fair value (Level 2 within the fair value hierarchy)
	December 31,		December 31,
	2018	2017	2018	2017
Option contracts to hedge payroll
expenses ILS	$73,950	$4,000	$(2,566)	$46
expenses INR	40,391	17,800	807	232
Option contracts to hedge facility expenses ILS	5,200	-	(137)	-
expenses INR	3,874	1,846	80	19
Forward contracts to hedge payroll
expenses ILS	53,500	30,000	(1,926)	947
expenses INR	-	400	-	6
expenses PHP	4,452	-	187	-
Forward contracts to hedge facility expenses PHP	628	-	28	-

	$181,995	$54,046	$(3,527)	$1,250

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	DERIVATIVE INSTRUMENTS (Cont.)

The Company currently hedges its exposure to the variability in future cash flows for a maximum period of two years. As of December 31, 2018, the Company expects to reclassify all of its unrealized gains and losses from accumulated other comprehensive income to earnings during the next twenty-four months.

The fair value of the Company's outstanding derivative instruments at December 31, 2018 and 2017 is summarized below:

		Fair value of derivative instruments
		December 31,
	Balance sheet line item	2018	2017
Derivative assets:
Foreign exchange option contracts	Prepaid expenses and other current assets	$888	$297
Foreign exchange forward contracts	Prepaid expenses and other current assets	$214	$953

Derivative liabilities:
Foreign exchange option contracts	Accrued expenses and other liabilities	$(2,703)	$-
Foreign exchange forward contracts	Accrued expenses and other liabilities	$(1,926)	$-

The effect of derivative instruments in cash flow hedging relationship on income and other comprehensive income for the years ended December 31, 2018, 2017 and 2016 is summarized below:

	Amount of gain (loss) recognized in other comprehensive income on derivative, net of tax (effective portion)
	Year ended December 31,
	2018	2017	2016
Derivatives in foreign exchange cash flow hedging relationships:
Forward contracts	$(6,059)	$3,317	$(202)
Option contracts	(2,571)	3,504	802

	$(8,630)	$6,821	$600

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	DERIVATIVE INSTRUMENTS (Cont.)

Derivatives in foreign exchange cash flow hedging relationships:

		Amount of gain (loss) reclassified from other comprehensive income into income (expenses), net of tax (effective portion)
		Year ended December 31,
	Statements of income line item	2018	2017	2016

Option contracts to hedge payroll and facility expenses	Cost of revenues, operating expenses and discontinued operations	$66	$(2,429)	$(132)
Forward contracts to hedge payroll and facility expenses	Cost of revenues and operating expenses	4,715	(3,157)	-

		$4,781	$(5,586)	$(132)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company leases office space, office equipment and various motor vehicles under operating leases.

1.	The Company's office space and office equipment are rented under several operating leases.

Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, are as follows:

2019	$23,450
2020	21,333
2021	17,828
2022	17,446
2023	10,749
2024 and thereafter	24,109

$114,915

Rent expenses for the years 2018, 2017 and 2016 are approximately $20,053; $14,103 and $23,669, respectively.

On October 30, 2015, the Company entered into an agreement to rent new office space in Hoboken NJ, USA. Consequently, in November 2016, the Company ceased using its offices in several locations in the USA prior to their original contractual termination date, and sub-leased two former facilities for the remainder of their respective lease terms. As a result, the Company recorded an exit activity liability as of December 31, 2016 and recognized rent expenses in the amount of $6,457. In 2017, due to change in measurement the Company recognized rent income in the amount of $3,067 which is included in the disclosed information above.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

2.	The Company leases its motor vehicles under cancelable operating lease agreements.

The minimum payment under these operating leases, upon cancellation of these lease agreements was $507 as of December 31, 2018.

Lease expenses for motor vehicles for the years 2018, 2017 and 2016 are $2,432; $2,656 and $2,747, respectively.

b.	Other commitments:

The Company is also obligated under certain agreements with its suppliers to purchase licenses and hosting services. These non-cancelable obligations as of December 31, 2018 are $74,543.

c.          Legal proceedings:

1.	California College Lawsuit:

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

The trial court granted inContact's motion to stay the trial without date pending an interlocutory appeal to the Utah Supreme Court of the trial court's ruling with respect to allowing California College's experts to testify at trial. The appeal was fully briefed and argued in 2017. On March 21, 2019, the Utah Court of Appeals reversed the trial court’s rulings with respect to allowing California College’s expert to testify and held that both of the experts would be excluded from testifying. Therefore, California College will not be able to assert a claim for lost profits, resulting in inContact’s potential liability being limited to the contract damages (i.e., approximately $370). At this stage the Company is unable to evaluate the probability of a favorable or unfavorable outcome in this litigation, but based on advise of external counsel, potential liability has been substantially reduced.

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

Commencing 2012, NICE Ltd. and its Israeli subsidiary elected the Preferred Enterprise regime to apply under the Law for the Encouragement of Capital Investments (the "Investment Law"). The election is irrevocable. Under the Preferred Enterprise Regime, from 2015 through 2016, NICE Ltd. and its Israeli subsidiary's entire preferred income was subject to the tax rate of 16%.

In December 2016, the Israeli Knesset passed a number of changes to the Investments Law regimes. These changes came into law in May 2017, retroactively effective beginning January 1, 2017, upon the passing into law of Regulations promulgated by the Finance Ministry to implement the "Nexus Principles" based on OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project. Such Regulations provide rules for implementation of the new beneficial Preferred Technology Enterprise tax regime.

The Company believes it qualifies as a Preferred Technology Enterprise and accordingly is eligible for a tax rate of 12% on its preferred technology income, as defined in such regulations, beginning from tax year 2017 and onwards. The Company expects that it will continue to qualify as a Preferred Technology Enterprise in subsequent tax years.

Income not eligible for Preferred Enterprise or Preferred Technology Enterprise benefits is taxed at the regular corporate tax rate, which is 23% in 2018 and was 24% in 2017 and 25% in 2016.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

Prior to 2012, most of NICE Ltd. and its Israeli subsidiary's income was exempt from tax or subject to reduced tax rates under the Investment Law. Upon distribution of exempt income, the distributing company was subject to reduced corporate tax rates ordinarily applicable to such income under the Investment Law. Currently, income subjected to a reduced tax rate under the Preferred Enterprise and Preferred Technology Enterprise Regime will be freely distributable as dividends, subject to a 20% withholding tax (or lower, under an applicable tax treaty). However, upon the distribution of a dividend from such Preferred Income to an Israeli company, no withholding tax will be imposed

Pursuant to a temporary tax relief initiated by the Israeli government, a company that elected by November 11, 2013 to pay a reduced corporate tax rate as set forth in the temporary tax relief with respect to undistributed exempt income generated under the Investment Law accumulated by the company until December 31, 2011 is entitled to distribute a dividend from such income without being required to pay additional corporate tax with respect to such dividend. A company that has so elected must make certain qualified investments in Israel over a five-year period. A company that has elected to apply the temporary tax relief cannot withdraw from its election. The election did not require the actual distribution of these previously tax-exempted earnings.

In September 2013, the Company made the election and duly released all of NICE and its Israeli subsidiary's tax-exempted income through 2011 related to their various pre-2012 programs under the Investment Law. The Company believes that it has fulfilled its commitment to make certain investments in "industrial projects" (as defined in the Law), as was required to be completed by December 31, 2017. Additionally, the Company believes that this commitment has already been fulfilled during 2013 as part of its existing investment plans. Further to the election, NICE Ltd. no longer has a tax liability upon future distributions of its tax-exempted earnings, while the Israeli subsidiary may have a tax liability upon future distributions only with respect to its 2012 tax-exempted earnings.

2.	Foreign Exchange Regulations:

Under the Foreign Exchange Regulations, NICE Ltd. and its Israeli subsidiary calculate their tax liability in U.S. Dollars according to certain orders. The tax liability, as calculated in U.S. Dollars is translated into NIS according to the exchange rate as of December 31st of each year.

3.	Tax benefits under the Israeli Law for the Encouragement of Industry (Taxation), 1969:

NICE Ltd. and its Israeli subsidiary believe they currently qualify as an "Industrial Company" as defined by the above law and, as such, are entitled to certain tax benefits including accelerated depreciation, deduction of public offering expenses in three equal annual installments and amortization of cost of purchased know-how and patents for tax purposes over 8 years.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

b.	Income taxes on non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence. The Company's consolidated tax rate depends on the geographical mix of where its profits are earned. Primarily, in 2018, the Company's U.S. subsidiaries are subject to combined federal and state income taxes of approximately 25% and its subsidiaries in the U.K. are subject to corporation tax at a rate of approximately 19%. Neither Israeli income taxes, foreign withholding taxes nor deferred income taxes were provided in relation to undistributed earnings of the Company's foreign subsidiaries. This is because the Company has the intent and ability to reinvest these earnings indefinitely in the foreign subsidiaries and therefore those earnings are continually redeployed in those jurisdictions. As of December 31, 2018, the amount of undistributed earnings of non-Israeli subsidiaries, which is considered indefinitely reinvested, was $489,123 with a corresponding unrecognized deferred tax liability of $79,658. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

c.	U.S. Tax Reform:

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (the "U.S. Tax Reform" or "TCJA"); a comprehensive tax legislation that includes significant changes to the taxation of business entities. These changes include several key tax provisions that might impact the Company, among others: (i) a permanent reduction to the statutory federal corporate income tax rate from 35% to 21% effective for tax years beginning after December 31, 2017; (ii) a shift of the U.S. taxation of multinational corporations from a tax on worldwide income to a territorial system (along with certain new rules designed to prevent erosion of the U.S. income tax base - "BEAT"); (iii) establishing immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing certain business deductions and credits; and (iv) providing a permanent deduction to corporations generating revenues from non-US markets (known as a deduction for foreign derived intangible income - "FDII") .

In December 2017, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 118 ("SAB 118") to provide guidance for companies that had not completed their accounting measurement for the income tax effects of the TCJA. Due to the complexities involved in accounting for the enactment of the TCJA, SAB 118 allowed for a provisional estimate of the impacts of the TCJA in the Company's earnings for the year ended December 31, 2017, as well as up to a one-year measurement period that ended on December 22, 2018, for any subsequent adjustments to such provisional estimate.

The year ended December 31, 2017 includes a recognition of a deferred tax benefit of $30,923 recorded to remeasure certain of the Company's U.S. deferred taxes, to reflect the reduced rate that will apply in future periods, when these deferred taxes are settled or realized, with no impact from the transition tax on repatriation or material impact from limitations on the deduction of interest expense.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

During 2018, the Company completed its analysis of the impacts of the TCJA, and recorded additional income of $2,975, pursuant to guidance issued by the U.S. Department of Treasury and the Internal Revenue Service and revisions to the Company's estimates since the assessment date. The additional income is primarily due to an increase of the deferred tax benefit recorded to re-measure certain of the Company's U.S. deferred tax assets and liabilities, based on the rates at which they are expected to reverse in the future, and a decrease in the deferred tax liability for electing to fully expense qualifying asset expenditures.

In 2018, the Company recognized an expense of $4,786 for BEAT payments made by U.S. corporations to foreign related parties. Other provisions of the TCJA did not have a material effect on the Company's effective tax rate for 2018.

The final impact of the TCJA may differ from the tax expense as described above, due to, among other things, possible changes in the interpretations and assumptions made by the Company as a result of additional information, additional guidance or finalization of law and regulations, that will be issued by the U.S. Department of Treasury, the IRS or other standard-setting bodies, and which may impact the Company's future financial statements; and will be accounted for when such guidance is issued.

d.	Net operating loss carryforward:

As of December 31, 2018, the Company and certain of its subsidiaries had tax loss carry-forwards totaling in aggregate approximately $375,786 which can be carried forward and offset against taxable income. Approximately $71,345 of these carry-forward tax losses have no expiration date, with the balance expiring between 2019 and 2038.

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

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2018	2017
Deferred tax assets:
Net operating losses carryforward and tax credits	$88,528	$79,196
Share based payments	21,631	16,142
Research and development costs	3,473	3,606
Reserves, allowances and other	21,838	13,313

Deferred tax assets before valuation allowance	135,470	112,257
Valuation allowance	(11,211)	(8,853)

Deferred tax assets	124,259	103,404

Deferred tax liabilities:
Acquired intangibles	(126,318)	(142,352)
Acquired deferred revenue	(2,033)	(2,600)
Internal Use Software and other Fixed Assets	(15,677)	(4,398)
Prepaid Compensation Expenses	(12,062)	-

Deferred tax liabilities	(156,090)	(149,350)

Deferred tax liabilities, net	$(31,831)	$(45,946)

	December 31,
	2018	2017

Deferred tax assets	$12,309	$11,850
Deferred tax liabilities	(44,140)	(57,796)

Deferred tax liabilities, net	$(31,831)	$(45,946)

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from tax loss carry forwards and other reserves and allowances due to uncertainty concerning their realization.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

f.	A reconciliation of the Company's effective tax rate to the statutory tax rate in Israel is as follows:

	Year ended December 31,
	2018	2017	2016

Income before taxes on income, as reported in the consolidated statements of income	$186,715	$129,660	$144,481

Statutory tax rate in Israel	23.0%	24.0%	25.0%
Preferred Enterprise / Preferred Technology Enterprise benefits (*)	(13.0)%	(16.8)%	(8.9)%
Changes in valuation allowance	(0.0%	0.0%	1.0%
Earnings taxed under foreign law	(1.8)%	(4.6)%	(7.7)%
Tax settlements and other adjustments	7.0%	14.3%	5.8%
U.S. Tax Reform one-time adjustment	(1.6)%	(23.9)%	-
Other	1.1%	(3.5)%	(0.4)%

Effective tax rate	14.7%	(10.5)%	14.8%

(*)	The effect of the benefit resulting from the "Preferred Enterprise/Preferred Technology Enterprise benefits " status on net earnings per ordinary share is as follows:

	Year ended December 31,
	2018	2017	2016

Basic	$0.39	$0.36	$0.22

Diluted	$0.38	$0.35	$0.21

g.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2018	2017	2016

Domestic	$193,664	$188,070	$131,111
Foreign	(6,949)	(58,410)	13,370

	$186,715	$129,660	$144,481

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

h.         Taxes on income (tax benefit) are comprised as follows:

	Year ended December 31,
	2018	2017	2016

Current	$57,549	$57,174	$47,318
Deferred	(30,172)	(70,805)	(25,906)

	$27,377	$(13,631)	$21,412

Domestic	$29,947	$27,673	$28,097
Foreign	(2,570)	(41,304)	(6,685)

	$27,377	$(13,631)	$21,412

Of which:

	Year ended December 31,
	2018	2017	2016
Domestic taxes:
Current	$34,370	$22,808	$27,932
Deferred	(4,423)	4,865	165

	29,947	27,673	28,097
Foreign taxes:
Current	23,179	34,366	19,386
Deferred	(25,749)	(75,670)	(26,071)

	(2,570)	(41,304)	(6,685)

Taxes on income (tax benefit)	$27,377	$(13,631)	$21,412

i.          Uncertain tax positions:

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2018	2017

Uncertain tax positions, beginning of year	$43,984	$26,659
Increases in tax positions for prior years	5,121	5,105
Increases in tax positions for current year	13,353	15,140
Settlements	(3,471)	-
Expiry of the statute of limitations	(427)	(2,920)

Uncertain tax positions, end of year	$58,560	$43,984

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

All the Company's unrecognized tax benefits would, if recognized, reduce the Company's annual effective tax rate. The Company has further accrued $501 and $1,262 due to interest and penalties related to uncertain tax positions as of December 31, 2018 and 2017 respectively.

During the course of 2018, NICE Ltd. concluded a corporate income tax audit by the Israeli Tax Authorities with respect to the 2013 tax year. Also, in 2018 the Company's U.S. subsidiaries concluded a routine Internal Revenue Service audit of the tax year 2014 consolidated U.S. Federal tax return and the Company's Swiss subsidiary concluded a routine corporate tax audit for the 2014 and 2015 tax years. NICE Ltd. is currently in the process of routine Israeli income tax audits for the tax years 2014, 2015 and 2016. As of December 31, 2018, U.S. federal income tax returns filed by the Company or its subsidiaries for the tax years prior to 2015 are no longer subject to audit; and to the extent the Company or its subsidiaries generated net operating losses or tax credits in closed tax years, future use of the net operating loss or tax credit carry forward balance would be subject to examination within the relevant statute of limitations for the year in which utilized. In the United Kingdom, years prior to 2016 were closed by way of the expiration of the statute of limitations and the Company and its subsidiaries are still subject to other income tax audits for the tax years of 2011 through 2017.

NOTE 13:-	SHAREHOLDERS' EQUITY

a.
The Ordinary shares of the Company are traded on the Tel-Aviv Stock Exchange and its American Depositary Shares ("ADSs"), each representing one fully paid ordinary share, par value NIS 1.00 per share of the Company are traded on NASDAQ.

b.         Share option plans:

2008 and 2016 Share Incentive Plan

In June 2008 the Company adopted the 2008 Share Incentive Plan (the "2008 Plan") and in February 2016, the Company adopted the 2016 Share Incentive Plan (the "2016 Plan" and together with the 2008 Plan the "Plans"). The Company adopted the Plans to provide incentives to employees, directors, consultants and/or contractors by rewarding performance and encouraging behavior that will improve the Company's profitability.

Under each of the Plans, the Company's employees, directors, consultants and/or contractors may be granted any equity-related award, including any type of an option to acquire the Company's ordinary shares; share appreciation right; share and/or restricted share award ("RSA"); RSU and/or other share unit; and/or other share-based award and/or other right or benefit under the Plans, including any such equity-related award that is a performance based award (each an "Award").

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

The Company Board of Directors also adopted an addendum to the 2016 Plan for Awards granted to grantees who are residents of Israel (the "Addendum") and resolved to elect the "Capital Gains Route" (as defined in Section 102(b)(2)) of the Tax Ordinance for the grant of Awards to Israeli grantees. The U.S. addendum of the 2016 Plan provides only for non-qualified stock options for purposes of U.S. tax laws. The 2016 Plan is generally administered by the Company's Board of Directors and compensation committee.

During 2018, the Company granted 1,152,734 options and restricted share units under the 2016 Plan (which constituted 1.89% of the Company issued and outstanding share capital as of December 31, 2017).

Pursuant to the terms of the acquisitions of Actimize Ltd., e-Glue Software Technologies Inc., Fizzback, Merced Causata, Nexidia inContact and Mattersight, the Company assumed or replaced unvested options, RSAs and RSUs and converted them or replaced them with the Company's options, RSAs and RSUs, as applicable, based on an agreed exchange ratio. Each assumed or replaced option, RSA and RSU is subject to the same terms and conditions, including vesting, exercisability and expiration, as originally applied to any such option, RSA and RSU immediately prior to the acquisition.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

The fair value of the Company's stock options granted to employees and directors for the years ended December 31, 2018, 2017 and 2016 was estimated using the following assumptions:

	2018	2017	2016

Expected volatility	21.23%-21.83%	21.69%-22.90%	21.05%-25.92%
Risk free interest rate	2.42%-3.04%	1.53%-2.00%	0.58%-2.04%
Expected dividend	-	-	0%-1.00%
Expected term (in years)	3.5	3.5	3.5

A summary of the Company's stock options activity and related information for the year ended December 31, 2018, is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2018	1,676,130	23.07	4.45	115,390
Granted	308,884	15.94
Exercised	(661,379)	28.55
Cancelled	(1,924)	22.76
Forfeited	(136,864)	7.22

Outstanding at December 31, 2018	1,184,847	19.82	4.47	104,731

Exercisable at December 31, 2018	410,237	36.24	3.63	29,523

The weighted-average grant-date fair value of options granted during the years 2018, 2017 and 2016 was $89.54, $61.54 and $46.24, respectively.

The total intrinsic value of options exercised during the years 2018, 2017 and 2016 was $68,749; $42,592 and $35,664, respectively.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

The options outstanding under the Company's stock option plans as of December 31, 2018 have been separated into ranges of exercise price as follows:

					Weighted
	Options	Weighted		Options	average
	outstanding	average	Weighted	Exercisable	exercise
	as of	remaining	Average	as of	price of
Ranges of	December 31,	contractual	Exercise	December 31,	options
exercise price	2018	term	Price	2018	exercisable
		(Years)	$		$

$0.27	806,066	4.50	0.27	163,219	0.27
$0.69-9.89	5,072	4.95	7.08	4,775	7.11
$11.40-15.16	957	1.32	12.63	957	12.63
$17.72	346	2.19	17.72	346	17.72
$35.62-49.72	156,319	4.60	41.50	93,581	40.74
$54.95-80.76	153,648	3.79	70.73	122,896	70.24
$85.14-96.74	62,439	5.36	93.77	24,463	95.14

	1,184,847	4.47	19.82	410,237	36.24

A summary of the Company's RSU and the Company's RSA activities and related information for the year ended December 31, 2018, is as follows:

Number of RSU and RSA (*)

Outstanding at January 1, 2018	1,525,012
Granted	857,067
Vested	(453,904)
Cancelled	(797)
Forfeited	(168,308)

Outstanding at December 31, 2018	1,759,070

(*)	NIS 1 par value which represents approximately $0.27

As of December 31, 2018, there was approximately $115,463 of unrecognized compensation expense related to non-vested stock options, RSUs and RSAs, expected to be recognized over a period of up to four years.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2018, 2017 and 2016, was comprised as follows:

	Year ended December 31,
	2018	2017	2016

Cost of revenues	$11,000	$11,337	$7,878
Research and development, net	7,363	9,038	5,676
Selling and marketing	27,455	23,107	16,403
General and administrative	21,405	13,498	10,590

Total stock-based compensation expenses	$67,223	$56,980	$40,547

c.	Treasury shares:

On May 6, 2015 the Company's Board of Directors authorized a program to repurchase up to $100,000 of the Company's issued and outstanding Ordinary shares and ADRs. On January 10, 2017 the Company announced that the Board of Directors authorized a program to repurchase up to an additional $150,000 of the Company's issued and outstanding ordinary shares and ADRs. This share repurchase program commenced on April 7, 2017 following completion of the prior program. Repurchases may be made from time to time in the open market or in privately negotiated transactions and will be in accordance with applicable securities laws and regulations. The timing and amount of the repurchase transactions will be determined by the Company's management and may depend on a variety of factors, including market conditions, alternative investment opportunities and other considerations. The programs do not obligate the Company to acquire any particular amount of ordinary shares and ADRs and the program may be modified or discontinued at any time without prior notice.

d.         Dividends:

On February 13, 2013, the Company announced that the Board of Directors had approved a dividend plan under which the Company paid quarterly cash dividends to holders of the Company's ordinary shares and ADRs subject to declaration by its Board of Directors. Under Israeli law, dividends may be paid only out of profits and other surplus (as defined in the law) as of the Company's most recent financial statements or as accrued over a period of two years, whichever is higher, provided that there is no reasonable concern that the dividend distribution will prevent the Company from meeting its existing and foreseeable obligations as they come due.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

On January 10, 2017, the Company announced that the Board of Directors had approved the termination of this dividend plan in connection with the Company's adoption of a capital return strategy to optimize the Company's long-term growth profile. Payment of future dividends, if any, will be at the discretion of the Company's Board of Directors and will depend on various factors, such as the Company's statutory profits, financial condition, operating results and current and anticipated cash needs. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion. The total amount of annual dividend declared and paid in 2017 and 2016 was $0.16 per share and $0.64 per share, respectively. In 2018, no dividend was declared.

NOTE 14:-	LONG TERM DEBT

In connection with financing the acquisition of inContact (refer to Note 1b) which closed on November 14, 2016, the Company entered into a Credit Agreement with certain lenders, according to which the following credit facilities were issued: 1) a long-term loan of $475,000, and 2) a revolving credit loan of up to $75,000.

The Credit Agreement contains a number of covenants and restrictions that among other things, and subject to certain agreed upon exceptions, require the Company and its subsidiaries to satisfy certain financial covenants and restricts the ability of the Company and its subsidiaries to incur liens, incur additional indebtedness, make loans and investments, engage in mergers and acquisitions, engage in asset sales, declare dividends or redeem or repurchase capital stock, prepay, redeem or purchase subordinated debt and amend or otherwise alter debt agreements, in each case, subject to certain agreed upon exceptions. A failure to comply with these covenants could permit the lenders under the Credit Agreement to declare all amounts borrowed under the Credit Agreement, together with accrued interest and fees, to be immediately due and payable. As of December 31, 2018, the Company was in compliance with all covenants and requirements outlined in the Credit Agreement.

Long term loan

On January 2017, the Company prepaid a principal amount of $260,000 which resulted in $5,300 amortization of debt issuance costs. In addition, the contractual principal payments for the long-term loan have changed and the Company will pay the entire remaining principal of $215,000 at the final maturity date which is December 31, 2021.

The long-term loan bears interest through maturity at a variable rate based upon, at the Company's option every interest period, either (a) the LIBOR rate for Eurocurrency borrowing or (b) an Alternate Base Rate ("ABR"), which is the highest of (i) the administrative agent's prime rate, (ii) one-half of 1.00% in excess of the overnight U.S. Federal Funds rate, and (iii) 1.00% in excess of the one-month LIBOR), plus in each case, an applicable margin. The applicable margin for Eurocurrency loans ranges, based on the applicable total net leverage ratio, from 1.25% to 2.00% per annum and the applicable margin for ABR loans ranges, based on the applicable total net leverage ratio, from 0.25% to 1.00% per annum.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	LONG TERM DEBT (Cont.)

Debt issuance costs of $10,158 attributable to the long-term loan are amortized as interest expense over the contractual term of the loan using the effective interest rate.

The carrying values of the liability's components are reflected in the Company's accompanying consolidated balance sheets as follows:

	December 31,
	2018	2017

Principal	$215,000	$215,000
Less: Debt issuance costs, net of amortization	(2,692)	(3,486)

Net liability carrying amount	$212,308	$211,514

Interest expense related to the liability is reflected on the accompanying consolidated statements of income for the years ended:

	December 31,
	2018	2017

Amortization of debt issuance costs	$794	$6,334
Interest expense	7,083	5,558

Total interest expense recognized	$7,877	$11,892

Effective interest rate	3.80%	3.30%

Pursuant to the Credit Agreement, the Company has also been granted a revolving credit facility that entitles the Company to borrow up to $75,000 through December 2021 with interest payable on the borrowed amount set at the same terms as the term loan, as well as a quarterly commitment fee on unfunded amounts ranging from 0.25% to 0.5%, subject to the achievement of certain leverage levels. As of December 31, 2018, no amounts had been funded.

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

Exchangeable Senior Notes and Hedging Transactions

Exchangeable Senior Notes

In January 2017, the Company issued $287,500 aggregate principal amount of Exchangeable Senior Notes (the "Notes") due 2024. The following table summarizes some key facts and terms regarding the outstanding Notes:

Due 2024

Issuance date	January 18, 2017
Maturity date	January 15, 2024
Principal amount	$287,500
Cash coupon rate (per annum)	1.25%
Conversion rate effective September 15, 2023 (per $1000 principal amount)	12.026
Effective conversion price effective September 15, 2023 (per ADS)	$83.15

Subject to satisfaction of certain conditions and during certain periods, as defined in the indenture governing the Notes, the holders will have the option to exchange the Notes for (i) cash, (ii) ADSs or (iii) a combination thereof, at the Company's election.

The Company may provide additional ADSs upon conversion if there is a "Make-Whole Fundamental Change" in the business as defined in the indenture governing the Notes.

The Notes are not redeemable by the Company prior to the maturity date apart from certain cases as defined in the indenture governing the Notes.

Debt issuance costs of $5,791 attributable to the Notes are amortized as interest expense over the contractual term of the loan using the effective interest rate.

The carrying values of the liability and equity components of the Notes are reflected in the Company's accompanying consolidated balance sheets as follows:

	December 31,
	2018	2017

Principal	$287,500	$287,500
Less:
Debt issuance costs, net of amortization	(4,488)	(5,182)
Unamortized discount	(39,335)	(46,190)

Net liability carrying amount	$243,677	$236,128

Equity component - net carrying value	$51,176	$51,176

Interest is payable on the debentures semi-annually at the cash coupon rate; however, the remaining debt discount is being amortized as additional non-cash interest expense using an effective annual interest rate equal to the Company's estimated nonconvertible debt borrowing rate at the time of issuance.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	LONG TERM DEBT (Cont.)

  Interest expense related to the Notes is reflected on the accompanying consolidated statements of income as follows:

	Year Ended December 31,
	2018	2017

Amortization of debt issuance costs	$694	$609
Non-cash amortization of debt discount	6,855	6,278
Interest expense	3,594	3,414

Net liability carrying amount	$11,143	$10,301
Equity component - net carrying value	4.68%	4.68%

Exchangeable notes hedge transactions

In connection with the pricing of the Notes, the Company has entered into privately negotiated exchangeable note hedge transactions with some of the initial purchasers and/or their respective affiliates (the "Option Counterparties").

Subject to customary anti-dilution adjustments substantially similar to those applicable to the Notes, the exchangeable note hedge transactions cover partial number of ADSs that will initially underline the Notes.

The note hedge transactions are expected generally to reduce potential dilution to the ADSs and/or cash payments the Company is required to make in excess of the principal amount, in each case, upon any exchange of the Notes.

A portion of the call-options can be settled upon a surrender of the same amounts of Notes by a holder. Settlement can be done in cash, ADSs or a combination of both, at the Company's election.

Concurrently with the Company's entry into the exchangeable note hedge transactions, the Company has entered into warrant transactions with the Option Counterparties relating to the same number of ADSs (3,457,475), with a strike price of $101.82 per ADS, subject to customary anti‑dilution adjustments.

The warrants are exercisable for a period of three months as of the notes maturity date.

GAAP requires measuring such transactions as equity components. The Company has recorded a net decrease of $20,281 in additional paid in capital in 2017.

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

	Year ended December 31, 2018
	Customer Engagement (1)	Financial Crime and Compliance	Not allocated	Total

Revenues	$1,156,142	$288,377	$-	$1,444,519

Operating income	$223,078	$109,464	$(134,926)	$197,616

	Year ended December 31, 2017
	Customer Engagement (1)	Financial Crime and Compliance	Not allocated	Total

Revenues	$1,051,350	$280,802	$-	$1,332,152

Operating income	$175,247	$101,774	$(126,950)	$150,071

	Year ended December 31, 2016
	Customer Engagement (1) (2)	Financial Crime and Compliance	Not allocated	Total

Revenues	$754,398	$261,144	$-	$1,015,542

Operating income	$202,893	$89,990	$(158,707)	$134,176

(1)	Includes the results of companies which were acquired in 2018 and 2017 and are being integrated within the Customer Engagement segment.

(2)	Includes the results of a certain operation (formerly part of the Security Solutions segment), which was retained and integrated within the Customer Engagement operating segment.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-      REPORTABLE SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

The following table presents property and equipment as of December 31, 2018 and 2017, based on operational segments:

	December 31,
	2018	2017

Customer Engagement	$130,425	$104,981
Financial Crime and Compliance	8,262	9,636
Non-allocated	1,651	3,658

	$140,338	$118,275

b.	Geographical information:

Total revenues from external customers on the basis of the Company's geographical areas are as follows:

	Year ended December 31,
	2018	2017	2016

Americas, principally the US	$1,123,866	$1,035,871	$720,520
EMEA (*)	202,521	186,268	189,223
Israel	4,402	3,693	4,295
Asia Pacific	113,730	106,320	101,504

	$1,444,519	$1,332,152	$1,015,542

The following presents property and equipment as of December 31, 2018 and 2017, based on geographical areas:

	December 31,
	2018	2017

Americas, principally the US	$90,333	$70,404
EMEA (*)	2,947	3,557
Israel	40,076	37,571
Asia Pacific	6,982	6,743

	$140,338	$118,275

(*)	Includes Europe, the Middle East (excluding Israel) and Africa.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SELECTED STATEMENTS OF INCOME DATA

a.	Research and development, net:

	Year ended December 31,
	2018	2017	2016

Total costs	$218,226	$211,406	$151,698
Less - grants and participations	(2,171)	(2,363)	(1,668)
Less - capitalization of software development costs	(32,225)	(27,936)	(8,502)

	$183,830	$181,107	$141,528

b.	Financial income (expenses) and other, net:

	Year ended December 31,
	2018	2017	2016
Financial income:
Interest and amortization/accretion of premium/discount on marketable securities, net	$7,521	$2,537	$5,607
Exchange rates differences	-	241	3,961
Realized gain on marketable securities	-	-	3,388
Interest	3,778	1,149	953

	11,299	3,927	13,909
Financial expenses:
Interest	(11,204)	(9,580)	(1,861)
Debt issuance costs amortization	(1,813)	(6,943)	(338)
Exchangeable Senior Notes amortization of discount	(6,855)	(6,278)	-
Exchange rates differences	(430)	-	-
Other	(1,936)	(1,518)	(925)

	(22,238)	(24,319)	(3,124)

Other expenses, net	38	(19)	(480)

	$(10,901)	$(20,411)	$10,305

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SELECTED STATEMENTS OF INCOME DATA (Cont.)

c.	Net earnings per share:

The following table sets forth the computation of basic and diluted net earnings per share:

1.	Numerator:

	Year ended December 31,
	2018	2017	2016

Net income from continuing operations available to ordinary shareholders	$159,338	$143,291	$123,069
Net income from discontinued operations available to ordinary shareholders	-	-	(6,149)

Net income to ordinary shareholders	$159,338	$143,291	$116,920

2.	Denominator (in thousands):

Denominator for basic net earnings per share:
Weighted average number of shares	61,387	60,444	59,667
Effect of dilutive securities:
Add - employee stock options and RSU	1,785	1,675	1,368
Warrants issued in the exchangeable notes transaction	137	-	-

Denominator for diluted net earnings per share - adjusted weighted average shares	$63,309	$62,119	$61,035

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NICE LTD.

	By:	/s/ Barak Eilam
Barak Eilam
Chief Executive Officer
Date: April 5, 2019