Form 20-F
period 2019-12-31
NICE Ltd.
filed 2020-04-06
CIK 1003935

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
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
Tali Mirsky
Corporate VP, General Counsel and Corporate Secretary
Tel: +972-9-7753151
E-mail: tali.mirsky@nice.com
13 Zarchin Street, P.O. Box 690, Ra’anana 4310602, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered

American Depositary Shares, each representing one Ordinary Share, par value one New Israeli Shekel per share	NICE	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 62,398,221 Ordinary Shares, par value NIS 1.00 per share (which excludes 12,376,606 treasury shares)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
F-2

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
In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. Many factors could cause the actual results, performance or achievements of NICE to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, competition with existing or new competitors, success and growth of cloud Software-as-a-Service business, successful execution of our growth strategy, difficulties in making additional acquisitions or effectively integrating acquired operations, dependency on third-party cloud computing platform providers, hosting facilities and service partners, rapidly changing technology, cyber security attacks or other security breaches, privacy concerns and legislation, changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations and various other factors, both referenced and not referenced in this annual report. These risks are more fully described under Item 3, “Key Information – Risk Factors” of this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. All forward-looking statements are made only as of the date hereof. NICE does not intend or assume any obligation to update these forward-looking statements. Investors should bear this in mind as they consider forward-looking statements and whether to invest or remain invested in NICE’s securities.
In this annual report, all references to “NICE,” “we,” “us,” “our” or the “Company” are to NICE Ltd., a company organized under the laws of the State of Israel, and its wholly owned subsidiaries. For a list of our significant subsidiaries, please refer to page 49 of this annual report.
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
F-3

F-4

PART I
Item 1. Identity of Directors, Senior Management and Advisers.
Not Applicable.
Item 2. Offer Statistics and Expected Timetable.
Not Applicable.
Item 3. Key Information.
Selected Financial Data
The following selected consolidated balance sheet data as of December 31, 2018 and 2019 and the selected consolidated statements of income data for the years ended December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements included in this annual report. These financial statements have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP, and audited by Kost, Forer, Gabbay & Kasierer, a member of EY Global. The selected consolidated statements of income data for the years ended December 31, 2015 and 2016 and the selected consolidated balance sheet data as of December 31, 2015, 2016 and 2017 have been derived from other consolidated financial statements not included in this annual report and have also been prepared in accordance with U.S. GAAP and audited by Kost, Forer, Gabbay & Kasierer, a member of EY Global. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, “Operating and Financial Review and Prospects”, the consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report.

	Year Ended December 31,
	2015	2016	2017	2018	2019

	(In thousands, except per share date)
OPERATING DATA:
Revenues
Products	$317,900	$306,252	$318,946	$263,805	$269,100
Services	573,033	623,783	652,040	719,531	709,064
Cloud	35,934	85,507	361,166	461,183	595,748
Total revenues	926,867	1,015,542	1,332,152	1,444,519	1,573,912
Cost of revenues
Products	66,363	53,032	51,065	31,065	22,926
Services	222,783	250,022	225,020	229,671	218,990
Cloud	14,436	34,679	192,588	236,079	289,852
Total cost of revenues	303,582	337,733	468,673	496,815	531,768
Gross profit	623,285	677,809	863,479	947,704	1,042,144
Operating expenses:
Research and development, net	128,485	141,528	181,107	183,830	193,718
Selling and marketing	225,817	268,349	361,328	370,659	399,304
General and administrative	90,349	116,569	129,071	153,323	168,022
Amortization of acquired intangible assets	12,528	17,187	41,902	42,276	42,383
Total operating expenses	457,179	543,633	713,408	750,088	803,427
Operating income	166,106	134,176	150,071	197,616	238,717
Financial and other income (expense), net	5,304	10,305	(20,411)	(10,901)	(4,444)
Income before taxes on income	171,410	144,481	129,660	186,715	234,273

	Year Ended December 31,
	2015	2016	2017	2018	2019

Taxes on income (tax benefits)	30,832	21,412	(13,631)	27,377	48,369
Net income from continuing operations	140,578	123,069	143,291	159,338	185,904
Discontinued operations:
Gain on disposal and income (loss) from discontinued operations	152,459	(8,235)	—	—	—
Taxes on income (tax benefits)	34,206	(2,086)	—	—	—
Net income from discontinued operations	118,253	(6,149)	—	—	—
Net income	258,831	116,920	143,291	159,338	185,904

Basic earnings per share from continuing operations	$2.36	$2.06	$2.37	$2.60	$2.99
Basic earnings (loss) per share from discontinued operations	$1.99	$(0.10)	$—	$—	$—
Basic earnings per share	$4.35	$1.96	$2.37	$2.60	$2.99
Weighted average number of shares used in computing basic earnings per share	59,552	59,667	60,444	61,387	62,120
Diluted earnings per share from continuing operations	$2.29	$2.02	$2.31	$2.52	$2.88
Diluted earnings (loss) per share from discontinued operations	$1.93	$(0.10)	$—	$—	$—
Diluted earnings per share	$4.22	$1.92	$2.31	$2.52	$2.88
Weighted average number of shares used in computing diluted earnings per share	61,281	61,035	62,119	63,309	64,661

	At December 31,
	2015	2016	2017	2018	2019

	(In thousands)
BALANCE SHEET DATA*:
Working capital**	$256,089	$13,713	$132,154	$201,217	$160,272
Total assets	1,849,613	2,631,876	2,845,086	3,207,366	3,609,905
Shareholders’ equity	1,415,149	1,511,332	1,749,561	2,016,613	2,257,266
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

Risks Relating to the Global Environment
Conditions and changes in the local and global economic environments may adversely affect our business and financial results.
Adverse economic conditions in markets or regions in which we operate can harm our business. Our results of operations can be affected by adverse changes in local and global economic conditions, slowdowns, recessions and economic instability. To the extent that our business suffers as a result of such unfavorable economic and market conditions, including a potential downturn as a result of COVID-19 (as further described below), our operating results may be materially adversely affected. In particular, enterprises may reduce spending in connection with their contact centers, financial institutions may reduce spending in relation to trading floors and operational risk management (as IT-related capital expenditures are typically lower priority in times of economic slowdowns), and our customers may prioritize other expenditures over our solutions. In addition, enterprises’ ordering and payment patterns are influenced by market conditions and could cause fluctuations in our quarterly results. If any of the above occurs, and our customers or partners significantly reduce their spending or significantly delay or fail to make payments to us, our business, results of operations, and financial condition would be materially adversely affected.
The financial services sector is one of our main industry verticals. If there is deterioration or a crisis in the economic and financial stability of financial institutions, customers in this sector, including our top tier customers, could fail to make payments to us, reduce spending or delay or postpone orders, or there could be less demand for our products in this sector. This could have a material adverse effect on our sales to this sector and our results of operations.
Disruption to the global economy could also result in a number of follow-on effects in addition to a slow-down in our business, including a possible (i) negative impact on our liquidity, financial condition and share price, which may impact our ability to raise capital in the market, obtain financing and secure other sources of funding in the future on terms favorable to us, and (ii) decrease in the value of our assets that are deemed to be other than temporary, which may result in impairment losses.
We face risks relating to our global operations.
We sell our products and solutions throughout the world and intend to continue to increase our penetration of international markets. Our future results could be materially adversely affected by a variety of factors relating to international transactions, including:
•governmental controls and regulations, including import or export license requirements, trade protection measures and changes in tariffs;
•compliance with applicable international and local laws, regulations and practices, including those related to trade compliance, anticorruption, data privacy and protection, tax, labor, employee benefits, customs, currency restrictions and other requirements;
•fluctuations in currency exchange rates;
•longer payment cycles in certain countries in our geographic areas of operations;
•potential adverse tax consequences, variations in effective income tax rates and tax policies among countries where we conduct business, including the complexities of foreign value added tax systems;
•political instability, armed conflicts, terrorism and security concerns;
•reduced or limited protection for intellectual property rights in some countries; and
•general difficulties in managing our global operations.
On June 23, 2016, the United Kingdom (the “UK”) held a referendum in which voters approved an exit from the European Union (the “EU”), commonly referred to as “Brexit”, and on March 29, 2017 the UK delivered to the EU the official separation notice in accordance with Article 50 of the Lisbon Treaty. As of January 31, 2020, the UK is no longer a member of the EU.

Some of our customers, suppliers and partners (i) sell or buy high volumes of goods or services to and from the EU; (ii) have highly integrated UK-EU supply chains; (iii) rely heavily on their EU staff; or (iv) operate in highly regulated areas. The UK is currently in a transition period, which is scheduled to last until December 31, 2020, and, as we do not know the exact separation and trade terms that the British Government will negotiate with the EU, it is difficult for NICE to predict the impact that it will have on our operation and/or financial results. Brexit could, among other outcomes, disrupt the free movement of goods, services, and people between the UK and the EU, impose new regulatory costs and burdens, including customs duties or tariffs, have a detrimental impact on the UK and EU economies, and harm business activities in all sectors. As a result, our customers or partners may significantly reduce their spending with us or significantly delay or fail to make payments to us, and our business, results of operations, and financial condition could be materially adversely affected.

The U.S. administration is renegotiating certain existing international trade agreements, adopting a new trade policy, imposing tariffs on certain goods and attempting to change the policies of international trade organizations. All of these could result in the increase of our costs and decrease of our margins. We do not know at this time what additional changes, if any, the U.S. administration will make, and what the impact on us of any of those changes may be. However, any such changes may have a significant impact on our business and operation, which may adversely affect our financial results.
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
In light of our global presence, especially in emerging markets such as those in Asia, Eastern Europe and Latin America, we face a number of challenges in certain jurisdictions that provide reduced legal protection, including poor protection of intellectual property, inadequate protection against crime (including bribery, corruption and fraud) and breaches of local laws or regulations, unstable governments and economies, governmental actions that may inhibit the flow of goods and currency, challenges relating to competition from companies that already have a local presence in the market and difficulties in recruiting sufficient personnel with appropriate skills and experience.
Local business practices in jurisdictions in which we operate, and particularly in emerging markets, may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery laws and regulations (including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act) to which we are subject. Although we implement policies and procedures designed to ensure compliance with these laws, we cannot guarantee that none of our employees, contractors, partners and agents, as well as those companies to which we outsource certain of our business operations, will not violate our policies or applicable law. Any such violation could have an adverse effect on our business and reputation and may expose us to criminal or civil enforcement actions, including penalties and fines.
Furthermore, the increased presence of our global operations in emerging markets, including outsourcing of certain operations to service providers in such markets (such as India and the Philippines), could impact the control over our operations, as well as create dependency on such external service providers. This method of operation may impact our business and adversely affect our results of operation.
Our business, facilities or operations could be adversely affected by events outside of our control, such as natural disasters or health epidemics.
Natural disasters or other unexpected events that adversely affect the business climate in any of our markets could have a material adverse effect on our business, financial condition and results of operations. Our business operations may be subject to interruption by natural disasters, fire, power shortages, telecommunications failures, epidemics and other events beyond our control. Although we maintain disaster recovery and business continuity plans, such events could make it difficult or impossible for us to deliver our products and services to our customers, and could decrease demand for our products and services.

In December 2019, a strain of novel coronavirus (COVID-19) causing respiratory illness emerged in the city of Wuhan in the Hubei province of China. Since then, COVID-19 has spread to many countries and is impacting the markets globally. COVID-19 has created significant volatility in global markets, including the market price of our securities. The spread of COVID-19 has caused public health officials to recommend precautions to mitigate the spread of the virus, especially as to travel and congregating in large numbers. In addition, certain states and municipalities have enacted, and additional cities are considering, quarantining regulations which severely limit the ability of people to move and travel, and require non-essential businesses and organizations to close their physical offices.
COVID-19 is contributing to a general slowdown in the global economy and may affect our business, results of operations, financial condition and our future strategic plans. At this time, the extent to which the COVID-19 may impact our financial condition or results of operations is uncertain. Furthermore, due to our subscription based business model, the effect of the COVID-19 may not be fully reflected in our results of operations until future periods, if at all.

Risks Relating to our Business, Competition and Markets
The markets in which we operate are highly competitive and we may be unable to compete successfully.
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
Additional competition from new potential entrants to our markets, including new technology vendors competing in specific areas of our business, may lead to the widespread availability and standardization of some of the products and services we provide, which could result in the commoditization of our products and services, reduce the demand for our products and services and drive us to lower our prices.
In recent years, some of our competitors have increased their presence in our markets through internal development, partnerships and acquisitions. Infrastructure and/or enterprise software vendors, such as those from the traditional enterprise business intelligence and business analytics sector, Customer Relationship Management (“CRM”) vendors or Platform as a Service (PaaS) vendors, have entered or may decide in the future to enter our market space and compete with us by offering comprehensive solutions (whether through internal development or through acquisition of any of our competitors). In addition, some Unified Communications as a Service (“UCaaS”) providers have acquired or may continue to acquire small contact center as a Service (“CCaaS”) organizations that compete with us in the very lower end of the market. If we are not able to compete effectively with these market entrants or other competitors, we may lose market share and our business, financial condition or results of operations could be adversely affected.
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
Successful marketing of our products and services to our customers and partners will be critical to our ability to maintain growth. We cannot assure that our products or existing partnerships will permit us to compete successfully. The market for some of our solutions is highly fragmented and includes a broad range of product offerings, features and capabilities. Consolidation through mergers and acquisitions, or alliances formed, among our competitors in this market, who may have greater resources than we have, could substantially influence our competitive position.

As we expand into new markets, we are faced with new challenges, including new competition, which may possess specific assets, relationships, know-how, and technologies that enable our competitors to better respond to customer requirements or preferences or devote greater resources to the development, promotion and sale of their products.
Additionally, prices of our solutions may decrease throughout the market due to competitive pressures. Further, in relation to our cloud offering, we may be affected by the pricing of certain infrastructure services, such as in the area of Platform as a Service and network connectivity, which would in turn affect the rates we offer to our customers. This could have a negative effect on our gross profit and results of operations.
Our Cloud Software-as-a-Service business model may not be successful.
Our cloud-based business has grown significantly, and therefore we are more dependent now on the success of this area of our business. If we are not able to compete effectively, generate significant revenues or maintain the profitability of our cloud offerings, or if we do not successfully execute our cloud strategy or anticipate the cloud needs of our customers, our revenues could decline.
In addition, the increasing prevalence of cloud and Software-as-a-Service ("SaaS") delivery models offered by us and our competitors may unfavorably impact pricing in both our on-premises enterprise software business and our cloud business, as well as overall demand for our on-premises software product and service offerings, which could reduce our revenues and profitability. With our move to cloud-based solutions, we cannot guarantee that revenues generated from our cloud offerings will compensate for a loss of business in our on-premises enterprise software business.
Further, cloud computing may make it easier for new competitors to enter our markets due to the lower up-front technology costs and easier implementation and for existing market participants to compete with us on a greater scale. Such increased competition is likely to heighten the pressure on us to decrease our pricing, which could have a negative effect on our revenues, profitability and results of operations.
The business model of our cloud offerings differs from the business model for the sale of products and services. Our cloud offerings are generally purchased by customers on a subscription basis and revenues from these offerings are generally recognized ratably over the term of the subscriptions. Therefore, the shift to SaaS-based sales could result in a delay in revenue recognition and materially adversely affect our results of operations and our rate of growth.
Moreover, our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription period.
We may not be able to successfully execute our growth strategy.
Our strategy is to continue investing in, enhancing and securing our business and operations and growing our business, both organically and through acquisitions. Investments in, among other things, new markets, products, solutions, and technologies, research and development, infrastructure and systems, geographic expansion, and additional qualified and experienced personnel, are critical to achieving our growth strategy. Growth of our revenue depends on the success of all these factors, including our ability to capture market share, attract new clients, develop our strategic partnerships, introduce our solutions and services to new global markets, strengthen and improve our solutions through significant investments in research and developments and successfully consummate and integrate acquisitions. However, such investments and efforts may not be successful, and, even if successful, may negatively impact our short-term profitability with the objective of achieving long-term expansion or growth.
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
As part of our growth strategy, we have made a significant number of acquisitions (see Item 5, “Operating and Financial Review and Prospects—Recent Acquisitions” in this annual report for a description of certain recent acquisitions). We expect to continue to make acquisitions and investments in the future as part of our growth strategy. We frequently evaluate the strategic or tactical opportunities available related to complementary businesses, products or technologies. There can be no assurance that we will be successful in making additional acquisitions. Even if we are successful in making additional acquisitions, integrating an acquired business into our operations or investing in new technologies may: (1) result in unforeseen operating difficulties and large expenditures; and (2) absorb significant management attention that would otherwise be available for the ongoing development of our business, both of which may result in the loss of key customers or personnel and expose us to unanticipated liabilities.
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
We may require significant financing to complete an acquisition or investment, whether through bank loans, raising of debt or otherwise. In connection with our November 2016 acquisition of inContact, we incurred additional indebtedness pursuant to the credit agreement (the "Credit Agreement") that we entered into in connection with our senior secured credit facility (the "Credit Facility") and, through our wholly owned subsidiary Nice Systems, Inc. (“Nice Systems”), through the issuance of exchangeable senior notes (the “Notes”). In the future, we cannot assure that such financing options will be available to us on reasonable terms, or at all. If we are not able to obtain the necessary financing, we may not be able to consummate a substantial acquisition or investment and execute our growth strategy. In addition, if we consummate one or more significant acquisitions in which the consideration consists, in whole or in part, of our ordinary shares or American Depositary Shares (“ADSs”) representing our ordinary shares, our shareholders may suffer immediate dilution of their interests in us or the value of their interests in us. Our shareholders may also suffer substantial dilution if we issue ADSs upon the conversion of the Notes.
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
As our market opportunities change and we grow our business and expand in certain markets and territories, our dependency on particular distribution channels and strategic partners may increase or we may need to create new strategic partnerships and alliances to address changing market needs. We may not be successful in maintaining, creating or expanding these channels and partnerships, which may negatively impact the development of our business, our growth, gross margins and results of operations. We may also develop dependency on certain strategic partners and vendors, and should we have to find alternatives in the market, our development efforts and business may be negatively impacted.
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
We are dependent on third-party cloud computing platform providers, hosting facilities and service partners.
We rely on computer hardware leased and software licensed from, as well as cloud computing platforms provided by, third parties in order to offer our services, including Platform as a Service provided by strategic partners, such as Amazon, Microsoft, Rackspace, Equinox and Level3. These hardware, software and cloud computing platforms may not continue to provide competitive features and functionality, or may not be available at reasonable prices or on commercially reasonable terms. The inability to use any of these hardware, software or cloud computing platforms could significantly impact our business, increase our expenses and otherwise result in delays in providing our services until equivalent technology is either developed by us, or, if available, is identified, obtained through purchase or license and integrated into our services. As we grow our business, we will continue to depend on both existing and new strategic relationships with such vendors. Our inability to establish and foster these relationships could adversely affect the development of our business, our growth and our results of operations.

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
Further, customer adoption of new technologies may be slower than we anticipate. We cannot assure that the market or demand for our products and solutions will be sustained or grow as rapidly as we expect (if at all), that we will successfully develop new products or introduce new applications for existing products, that such new products and applications will achieve market acceptance, or that the introduction of new products or technological developments by others will not render our products obsolete. In addition, our products must readily integrate with major third-party telephone, security, front-office and back-office systems. Any changes to these third-party systems could require us to redesign our products, and any such redesign might not be possible on a timely basis or achieve market acceptance. Our inability to develop products that are competitive in technology and price and responsive to customer needs could have a material adverse effect on our business, financial condition and results of operations.
Risks Relating to Our Offerings and Operations
Customers' move to communication channels other than voice could materially and adversely affect the success of our voice solutions.
Our voice solutions currently generate, and in recent years have generated, a significant portion of our revenues, and we will continue to rely on the sales of our voice solutions and recurring revenues, such as subscription and maintenance services, in the next several years. The trend of enterprise customers moving from voice to other means of communication with the enterprise (such as self-service, e-mail, messaging applications, social media and chat), may result in a reduction in the demand for our voice platform and applications. Although we have expanded our product portfolio to adjust to such changing demands in alternative communication channels, there can be no assurance that the voice solutions market will not decline significantly or that revenues generated from our voice solutions will not be significantly impacted. In addition, changes in regulations could reduce the need for voice recording, which would reduce the demand for our voice recording and platform. Any of the above may have a material adverse effect on our business, financial condition or results of operations.

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
We rely on multiple internet service providers to provide our customers and their clients with connectivity to our cloud contact center software. While we have multiple redundancies and backups, a failure by these service providers to provide reliable services could cause us to lose customers and subject us to claims for credits or damages.
We depend on internet service providers to provide uninterrupted and error-free service through their telecommunications networks. We exercise little control over these third-party providers, which increases our vulnerability to problems with the services they provide, including failures relating to internet accessibility in general. When problems occur, it may be difficult to identify the source of the problem. Service disruption or outages, even if not caused by our products or services, may result in loss of market acceptance of our offering and any necessary remedial actions may force us to incur significant costs and expenses.
We rely on third-party network service providers to originate and terminate public switched telephone network calls, and thus significant failures in these networks could harm our operations.
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
Sale of software applications and a multi-product offering may require significant resources and delay our recognition of revenues.
Sale of software applications and multi-product offering may be complex, and require, among other things, customization and implementation, and be subject to a prolonged sale process. These factors could result in a delay in revenue recognition and materially adversely affect our results of operations.
A significant portion of our business relies on software applications. We cannot guarantee that our customers’ adoption of software applications will meet our expectation and planning. As a result, certain applications may not reach the critical mass in sales and revenues necessary to offset the high cost of developing and maintaining such applications, which could negatively affect our results of operation.
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
Incorrect or improper use of our products and services or failure to properly provide professional services and maintenance services could result in negative publicity and legal liability.
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

Undetected errors or malfunctions in our products or services could impact demand for our products and services, and we could face potential product liability claims directly impairing our financial results.

Despite extensive testing by us and by our clients, our products and services may include errors, defects, failures, bugs or other weaknesses that could result in unanticipated downtime for our customers, product returns, loss of or delay in market acceptance of our products and services, loss of competitive position, or claims by customers or others. In addition, our customers may inadvertently use our services in inadvertent ways that may cause a disruption in services for other customers attempting to use our services. Correcting and repairing such errors, failures or bugs could entail significant costs and could cause interruptions, delays or cessation of our products and services.

As our customers use our services for important aspects of their business, any errors, defects, disruptions in service or other performance problems could significantly damage our customers’ businesses and ultimately harm our reputation. As a result, customers could elect not to renew our services or delay or withhold payment to us. We could also lose future sales or customers may make warranty or other liability claims against us, which may harm our business and adversely affect our results. In particular, some of our customers, including financial institutions, may suffer significant damages as a result of a failure of our solutions to perform their functions. The occurrence of any of these events could result in our inability to attract or retain customers, and adversely affect our revenues, financial condition and results of operations.

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
Our customer agreements for cloud offerings provide service level commitments. If we are unable to meet the stated service level commitments or suffer extended periods of unavailability for our service, we may be contractually obligated to provide these customers with credits for future services, and in some cases refunds, or be liable for penalties. Our revenue could be adversely impacted if we suffer unscheduled downtime that exceeds the allowed downtimes under our agreements with our customers. Any such extended service outages could harm our reputation, revenue and operating results.
We depend on our ability to recruit and retain qualified personnel.
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
There is intense competition to recruit and retain highly skilled employees in the technology industry, which has increased due to the millennial workforce continuing to value multiple company experiences over long tenure. We have suffered from attrition in our workforce in previous years and we believe that such attrition will continue in the future. We may not be able to offer current and potential employees a compensation package that is satisfactory in order to keep them within our employment.
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
Information and Product Security and Intellectual Property

If our security measures or those of our third-party hosting facility providers, cloud computing platform providers, or third-party service partners are breached, and unauthorized access is obtained to customers’ data, our data or our IT systems, our reputation may be harmed, and we may incur significant legal and financial exposure and liabilities.
Our products and services involve the storage and transmission of customers’ and their end users’ proprietary and other sensitive information, including financial information and other personally identifiable information. In addition, some of our customers use our products to compile and analyze highly sensitive or confidential information, and we may encounter such information or data when we perform service or maintenance functions for our customers. Security breaches could expose us to a risk of loss or unauthorized use of this information, litigation and possible liability. While we have security measures in place, we may from time to time be subject to security breaches, including as a result of intentional misconduct by computer hackers, employee error, malfeasance or otherwise and result in someone obtaining unauthorized access to our IT systems, our customers’ data or our data, including our intellectual property and other confidential business information. In addition, while we have internal policies and procedures for employees in connection with performing services involving our customers' confidential information, the perception or fact that any of our employees has improperly handled sensitive information of a customer or a customer’s end user could negatively affect our business.
Cyber security attacks are becoming increasingly sophisticated and, in many cases, may not be identified until a security breach occurs. If we fail to recognize and deal with such security attacks and threats and if we fail to update our products and solutions and prevent such threatened attacks in real time to protect our customers’ or other parties’ sensitive information, whether retained in our systems or by our customers using our products and services, our business and reputation will be harmed. The costs of recognizing and addressing security attacks and threats and updating our products and solutions, may be significant.
Our products and services, including our cloud offerings, may be vulnerable to cyber-attacks, even if they do not contain defects. If there is a successful cyber-attack on one of our products or offerings, even absent a defect or error, it may also result in questions regarding the integrity of our products or services generally, which could cause adverse publicity and impair their market acceptance and could have a material adverse effect on our results or financial condition.
Third parties may attempt to breach our security measures or inappropriately take advantage of our solutions, including our SaaS and hosting services, through computer viruses, electronic break-ins and other disruptions. Additionally, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information to gain access to our customers’ data, our data or our systems. Furthermore, our customers may authorize third-party technology providers to access their customer data, and some of our customers may not have adequate security measures in place to protect their data that is stored on our services. Because we do not control our customers or third-party technology providers, or the processing of such data by third-party technology providers, we cannot ensure the integrity or security of such transmissions or processing. Malicious third parties may also conduct attacks designed to temporarily deny customers access to our services. Any security breach could result in a loss of confidence in the security of our services, damage our reputation, negatively impact our future sales, disrupt our business and lead to legal liability.

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

Interruptions or delays in our services through security breaches or cyber-attacks, could impede on our ability to deliver services, which could harm our relationships with customers, adversely affect our results of operation and subject us to liability.

Any interruptions or delays to our services, whether as a result of third-party error, security breaches or cyber-attacks, and whether accidental or willful, could harm our relationships with customers and partners and our reputation. This in turn could cause a reduction in our revenue, subject us to liability, and cause us to issue credits or pay penalties or cause customers to fail to continue service, any of which could adversely affect our business, financial condition and results of operations. In the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur.

We are also dependent on our computer databases, billing systems and accounting computer programs, network and computer hardware that houses these systems to effectively operate our business and market our services. Our customers may become dissatisfied by any system failures that interrupt our ability to provide our service to them. Substantial or repeated system failures would likely significantly reduce the attractiveness of our services. Therefore, significant disruption or failure in the operation of these systems could adversely affect our business and results of operations.

Facilities and infrastructure used to provide services may be subject to security breaches, failures, or disruptions that could harm our operations, financial condition and reputation.

We currently serve our customers from third-party data center hosting facilities and cloud computing platform providers. While we have security measures in place that are aligned with applicable industry standards, they may be breached due to third-party action, including intentional misconduct by computer hackers, employee error, malfeasance or otherwise, and result in someone obtaining unauthorized access to our or our third-party vendors’ systems and infrastructure. This could result in interruptions in our services, which may cause us to issue credits or pay penalties, cause customers to terminate their subscriptions and adversely affect our attrition rates and our ability to attract new customers, all of which would reduce our revenues. Also, we may not be entitled to indemnification or to recuperate any such loss or damage from third-party service providers, which may result in us bearing alone the burden of any such liability or losses.

Facilities at which customer data is stored or through which we render our services may be vulnerable to damage or interruption from power or network connectivity failures, criminal acts, including cyber-attacks, and similar events. These facilities may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct, as well as legal or administrative actions or requirements that may limit or delay operation at the facilities. Despite precautions we require such third-party vendors to take, the occurrence of such damage or interruption, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities, could result in lengthy interruptions in our services. Even with disaster recovery and business continuity arrangements in place, our services could be interrupted.

We provide some of our services through computer hardware that we own and that is currently located in third-party web hosting co-location facilities maintained and operated in various locations globally. Our hosting providers do not guarantee that our customers’ access to our solutions will be uninterrupted, error-free or secure. Our operations depend on our providers’ ability to protect their and our systems in their facilities against such damage or interruption. Our back-up computer hardware and systems may not have sufficient capacity to recover all data and services in the event of an outage occurring simultaneously at all facilities. In the event that our hosting facility arrangements are terminated, or there is a lapse of service or accidental or willful damage to such facilities, we could experience lengthy interruptions in our service as well as delays and/or additional expense in arranging new facilities and services. Any or all of these events could cause interruptions in our services. In addition, the failure by our third-party hosting facilities to meet our capacity requirements could result in interruptions in our service or impede our ability to scale our operations.

We may face risks relating to inadequate intellectual property protection and liability resulting from infringement by our products or solutions of third-party proprietary rights.
Our success is dependent, to a significant extent, upon our proprietary technology. We currently hold 336 U.S. patents and 65 patents issued in additional countries covering substantially the same technology as the U.S. patents. We have 103 patent applications pending in the United States and other countries. We rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure and non-competition agreements, as well as third-party licenses to establish and protect the technology used in our systems. However, we cannot assure that such measures will be adequate to protect our proprietary technology, that competitors will not develop products with features based upon, or otherwise similar to our systems, that third-party licenses will be available to us or that we will prevail in any proceeding instituted by us in order to enjoin competitors from selling similar products. In most of the areas in which we operate, third parties also have patents which could be found applicable to our technology and products. Such third parties may include competitors, as well as large companies, which heavily invest in their patent portfolios, regardless of their actual field of business. Although we believe that our products and solutions do not infringe upon the proprietary rights of third parties, we cannot assure that one or more third parties will not make a claim or that we will be successful in defending such claim.
We generally distribute our software products under software license agreements that restrict the use of our products by terms and conditions prohibiting unauthorized reproduction or transfer of the software products. However, effective copyrights and other intellectual property rights protection may be inadequate or unavailable to us in every country in which our software products are available, and the laws of some foreign countries may not be as protective of intellectual property rights as those in the United States and Israel. Consequently, we may be unable to prevent our proprietary technology from being exploited abroad, which could affect our ability to expand to international markets or require costly efforts to protect our technology. Policing the unauthorized use of our products, trademarks and other proprietary rights is expensive, difficult and, in some cases, impossible. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management resources, either of which could harm our business. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.
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
As a result of our use of open source software, we could be subject to suits by parties claiming ownership of what we believe to be open source code and we may incur expenses in defending claims that we did not abide by the open source code license. In addition, third-party licensors do not provide intellectual property protection with respect to the open source components of their products, and therefore we may not be indemnified by such third-party licensors in the event that we or our customers are held liable in respect of the open source software contained in such third-party software. If we are not successful in defending against any such claims that may arise, we may be subject to injunctions and/or monetary damages or be required to remove the open source code from our products. Such events could disrupt our operations and the sales of our products, which would negatively impact our revenues and cash flow.
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

Risks Relating to Regulatory Environment
Privacy concerns and legislation, evolving regulation of cloud computing, cross-border data transfer restrictions and other regulations may limit the use and adoption of our offering, adversely affect our business and increase compliance costs.
Governments are adopting new laws and regulations addressing data privacy and the collection, processing, storage and use of personal information. These laws and regulations may be inconsistent across jurisdictions and are subject to evolving and differing (sometimes conflicting) interpretations. In some cases, foreign data privacy laws and regulations, such as the European Union’s General Data Protection Directive (“GDPR”), the country-specific laws and regulations that implement that directive, the Brazilian General Data Protection Law (“LGPD”), and state laws in the U.S. on privacy, data and related technologies, such as the California Consumer Privacy Act (“CCPA”), also govern the processing of personal information. While we have invested in readiness to comply with applicable requirements, these and other requirements could reduce demand for our services, slow the pace at which we close sales transactions, restrict our ability to store and process data or, in some cases, impact our ability to offer some of our solutions and services in certain locations or our customers’ ability to deploy our solutions globally. Compliance with these regulatory requirements may be onerous, time consuming and expensive, especially where these requirements are inconsistent from jurisdiction to jurisdiction or where the jurisdictional reach of certain requirements is not clearly defined or seeks to reach across national borders. If we are unable to comply with these specific requirements, guidelines, or privacy and information security legislation in general, it could materially adversely affect our business, results of operations and potentially subject us or our customers to liability resulting from a breach of such regulations. Even the perception that the privacy of personal information is not satisfactorily protected or does not meet regulatory requirements could inhibit sales of our products or services and could limit adoption of our cloud-based solutions.

Moreover, failure to comply with privacy legislation or procedures may cause us to incur civil liability to government agencies, customers, shareholders and individuals whose privacy may have been compromised.
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
Alternatively, any substantial changes resulting in a reduction in the implementation or elimination of rules and regulations that apply to a certain sector of our business, such as deregulation in the area of compliance, could result in a decrease in demand by customers, which could materially and adversely affect our business and results of operations.
Risks Relating to Our Financial Condition
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
We derive and expect to continue to derive significant benefits from various programs including Israeli tax benefits relating to our “Preferred Technology Enterprise” programs and certain grants from the Israel Innovation Authority (formerly known as the Office of the Chief Scientist of the Ministry of Economy) of the State of Israel (the “IIA”) for research and development.
To be eligible for tax benefits as a Preferred Technology Enterprise, we must continue to meet certain conditions. While we believe that we have met and continue to meet the conditions that entitle us to previously obtained Israeli tax benefits, there can be no assurance that the Israeli Tax Authorities will agree.
To be eligible for IIA-related grants and benefits, we must continue to meet certain conditions, including conducting the research, development, manufacturing of products developed with such IIA grants in Israel, and providing the IIA with an undertaking that the know-how to be funded, and any derivatives thereof, is wholly owned by us, upon its creation. In addition, we are prohibited from transferring to third parties the know-how developed with these grants without the prior approval of a governmental committee and, possibly, paying a fee. See Item 4, “Information on the Company—Research and Development” in this annual report, for additional information about IIA programs.
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
Additional tax liabilities resulting from our global operations could materially adversely affect our results of operations and financial condition.
As a global corporation, we are subject to income, non-income and transactional tax regimes in Israel, the United States, India and various foreign jurisdictions, which are unsettled and may be subject to significant change. Our effective tax rate could be materially affected by changes in tax rulings, tax laws, regulations, administrative practices, principles, applicability of special tax regimes, or changes in interpretations of existing tax laws, including changes to the global tax framework, in the jurisdictions in which we do business. Such changes could come about as a result of economic, political, and other conditions. Additionally, our effective tax rate could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuations of our deferred tax assets and liabilities, tax implications of acquisitions, expansion into new territories, intercompany transactions, changes in foreign currency exchange rates, changes in our stock price and uncertain tax positions. Although we believe that our provision for income taxes and our tax estimates are reasonable, tax authorities may disagree with certain positions we have taken. From time to time, we are subject to income and other tax audits in various jurisdictions, the timing of which is unpredictable. We regularly assess the likelihood of an adverse outcome resulting from these examinations to determine the adequacy of our tax accruals. While we believe we comply with applicable tax laws and have adequate balance sheet reserves related to tax positions, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes. If we are assessed additional taxes, it could have a material adverse effect on our results of operations and financial condition.

In recent years we have seen tax law and regulatory changes in the U.S., EU and other jurisdictions, including changes that may be impacted as a result of tax policy recommendations from organizations such as the Organization for Economic Co-operation and Development (“OECD”). Such legislative changes in one or more jurisdictions in which we operate may require us to change the manner in which we operate our business, and may have implications on our tax liability and have a material adverse effect on our results of operations and financial condition.

In October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting (“BEPS”) initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. We continuously monitor these developments. Although many of the BEPS measures have already been implemented or are currently being implemented globally (including, in certain cases, through adoption of the OECD’s ‘multilateral convention’ to effect changes to tax treaties which entered into force on July 1, 2018 and through the EU’s ‘Anti-Tax Avoidance’ Directives), it is still difficult in some cases to assess to what extent these changes would impact our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. Further, for the past several years, the OECD has had a specific focus on the taxation implications of e-commerce business, generally referred by the OECD as the “digital economy”. In the fourth quarter of 2019, the OECD released details on its proposed approach which would, among other changes, create a new right to tax certain “digital economy” income not necessarily based on traditional nexus concepts nor on the “arm’s length principle”. At this point, there is a lack of consensus agreement among the key members, specifically by the U.S., with the latest OECD proposal. The U.S. has expressed that it would generally support a solution along the lines proposed by the OECD only if the solution was in the form of a “safe-harbor” rather than a mandatory requirement. A failure to reach full consensus on an executable plan within the tight timeframe under which the OECD is operating could result in individual jurisdictions legislating digital tax provisions in an uncoordinated and unilateral manner, and further result in greater or even double taxation that companies may not have sufficient means to remedy. For example, a number of jurisdictions, including the UK, France and Italy, have already adopted or have formally proposed legislation to effect the taxation of certain e-commerce business based on differing criteria and metrics. Efforts to alleviate this increased tax burden will increase the cost of structuring and compliance as well as the cost of doing business internationally. It is not yet clear to what extent these digital tax provisions would apply to us. Any changes to the taxation of our international activities may increase our worldwide effective tax rate and adversely impact our financial position and results of operations.

Further, the prospective taxation by multiple jurisdictions of e-commerce businesses could subject us to exposure to withholding, sales, VAT and/or other transaction taxes, in such jurisdictions where we currently or in the future may be required to report taxable transactions. The imposition of new laws requiring the registration for, collection of, and payment of such taxes, could result in substantial tax liabilities, create increased administrative burdens and costs, require us to change the manner in which we operate or otherwise adversely affect our business and results of operations.

The U.S. Tax Cuts and Jobs Act of 2017 (the “U.S. Tax Reform”), significantly changed how corporate business entities are taxed in the U.S. The application of the U.S. Tax Reform is subject to uncertainties. The U.S. Tax Reform includes certain provisions that have applied to us and that may change the valuations of our deferred tax assets and liabilities and may increase our overall tax liabilities. We have implemented certain steps to optimize our global tax structure, but there can be no assurance that our global tax liabilities would not increase as a result of the Tax Act. In addition, due to the uncertainty involved in applying certain provisions of the Tax Act to our group, we made reasonable estimates for the effects on our financial statements. The U.S. Treasury Department, the Internal Revenue Service and other standards-setting bodies may issue guidance on how the provisions of the Tax Act will be applied that is different from our interpretation. The U.S. Tax Reform requires complex computations not previously required or produced, and significant judgments and assumptions in the interpretation of the law were made in producing our provisional estimates. As we continue our analyses, and interpret any additional guidance, it is possible that the final impact may differ from our current assessment of our business and effective income tax rate, and our profitability may be adversely affected.
In response to the U.S. Tax Reform, several sovereign foreign jurisdictions, as well as administrative bodies such as the EU and the OECD, have expressed reservations and raised concerns about certain provisions, and it is possible that formal challenges or reactionary regulatory legislation may be instituted by one or more of such foreign authorities that could ultimately adversely affect us.

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
In connection with our November 2016 acquisition of inContact, we incurred indebtedness pursuant to the terms of the Credit Agreement and through the issuance of the Notes. The debt incurred could have adverse consequences to our financial condition and business. For example, it could:
•increase our vulnerability to general adverse economic and industry conditions;
•make it more difficult for us to satisfy our other financial obligations;
•make it more difficult for us to make strategic acquisitions;
•require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby limiting the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;
•expose us to interest rate fluctuations since the interest on the Credit Agreement is imposed at variable rates;
•make it more difficult for us to satisfy our obligations to our lenders, resulting in possible defaults on and acceleration of such debt;
•limit to some extent our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
•place us at a competitive disadvantage compared to our competitors that have less debt and comparable resources;
•limit to some extent our ability to borrow additional funds as needed;
•restrict our ability to prepay the Notes or to pay cash upon exchanges of the Notes; and

•limit to some extent our ability to pay dividends, redeem stock or make other distributions.
Our ability to make payments on and to refinance our debt, to fund planned capital expenditures and to maintain sufficient working capital will depend on our ability to continue to generate cash in the future. This is subject to general economic, financial, competitive, business, regulatory and other factors that may be beyond our control. We cannot assure that our business will continue to generate sufficient cash flow from operations or that future borrowings will be available to us under the Credit Agreement or from other sources in an amount sufficient to enable us to service our debt, or to fund our other liquidity needs or execute on our strategic plans. If our cash flow and capital resources are insufficient to allow us to make scheduled payments on our debt, we may need to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance all or a portion of our debt on or before the maturity thereof, any of which could have a material adverse effect on our business, financial condition or results of operations. We cannot assure that we will be able to refinance any of our debt on commercially reasonable terms or at all, or that the terms of that debt will allow any of the above alternative measures or that these measures would satisfy our scheduled debt service obligations. If we are unable to generate sufficient cash flow to repay or refinance our debt on favorable terms, it could significantly adversely affect our financial condition and the value of our outstanding debt. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. A failure to comply with the covenants and other provisions of our outstanding debt could result in events of default under such instruments, which could permit acceleration of our Notes and borrowings under our Credit Agreement. Any required prepayment or exchange of our Notes or Credit Facility as a result of an event of default or fundamental change triggering such right would lower our current cash on hand such that we would not have those funds available for use in our business, which could adversely affect our operating results.
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
Numerous factors, some of which are beyond our control, may cause the market price of our ADSs, ordinary shares and the Notes to fluctuate significantly. These factors include, among other things:
•Quarterly variations in our operating results;
•Changes in expectations as to our future financial performance, including financial estimates by securities;
•Perceptions of our company held by analysts and investors;
•Additions or departures of key personnel;
•Announcements related to dividends;
•Development of or disputes concerning our intellectual property rights;
•Announcements of technological innovations;
•Customer orders or new products by us or our competitors;
•Acquisitions or investments by us or by our competitors and partners;
•The exchangeability of the Notes for ADSs;
•Hedging or arbitrage trading activity involving ADSs by holders of the Notes;
•Modification of hedge positions by counterparties to the hedge transactions we entered into simultaneously with the issuance of the Notes, including the possible entry into or unwinding of derivative transactions with respect to the ADSs or the purchase or sale of the ADSs or other NICE securities in secondary market transactions;

•Currency exchange rate fluctuations;
•Earnings releases by us, our partners or our competitors;
•General financial, economic and market conditions;
•Political changes and unrest in regions, natural catastrophes;
•Market conditions in the industry and the general state of the securities markets, with particular emphasis on the technology and Israeli sectors of the securities markets; and
•General stock market volatility.
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
Item 4. History and Development of the Company.
Our History
NICE was founded on September 28, 1986, as Neptune Intelligent Computer Engineering Ltd., with the vision to digitize unstructured data previously captured using analog means. Such digitization enabled the vast improvement of the capture, distribution, storage and security of such data. On October 14, 1991, the Company was renamed NICE-Systems Ltd., expanding its mission to the Customer Service market, to become a leading global provider of Workforce Optimization software applications, as well as adding solutions for the Public Safety sector. As computing power evolved, it became feasible to perform analytics on unstructured data. NICE launched Interaction Analytics products allowing customers to understand and act on the captured data. In 2007, NICE acquired Actimize, a leader in Financial Crime and Compliance analytics solutions, and added real-time transaction data analytics and other solutions to prevent financial fraud. In 2016, NICE acquired inContact, a leading provider of cloud contact center software and agent optimization tools, enabling the industry’s first fully integrated and complete cloud contact center solution suite.
On June 6, 2016, we were renamed NICE Ltd., which is our legal and commercial name. Today, NICE is an enterprise software leader in both the Customer Engagement and Financial Crime and Compliance markets. Our solutions help organizations create exceptional customer experiences, improve Public Safety and prevent Financial Crime, based on cloud platforms that combine Digital and Omnichannel capabilities, advanced Analytics, smart Automation and Artificial Intelligence (AI).
NICE is a company limited by shares organized under the laws of the State of Israel. Our Israeli offices are located at 13 Zarchin Street, P.O. Box 690, Ra’anana 4310602, Israel (Tel. +972-9-775-3151). Our subsidiary, NICE Systems, Inc. has been appointed as our Agent for Service in the United States, and is located at 221 River Street, Hoboken, New Jersey 07030.
Principal Capital Expenditures
In the last three fiscal years, our principal capital expenditures were the acquisition of other businesses and repurchases of our ADRs. For information regarding our acquisitions and ordinary share repurchases, please see Item 5, “Operating and Financial Review and Prospects—Recent Acquisitions,” and “Liquidity and Capital Resources,” in this annual report. For additional information regarding our ordinary share repurchases, please also see Item 16E, “Purchases of Equity Securities by the Issuer and Affiliated Purchasers,” in this annual report.
For a breakdown of total revenues by products and services and by geographic markets for each of the last three years, please see Item 5, “Operating and Financial Review and Prospects – Results of Operation,” in this annual report.
About NICE
NICE is a global enterprise cloud software leader, serving two main markets: Customer Engagement and Financial Crime and Compliance. Our core mission is to transform experiences to be extraordinary and trusted. Our software is used by customer service organizations of enterprises of all sizes and verticals, and by compliance and fraud-prevention groups in leading financial institutions.
We help organizations transform customer experiences with solutions aimed at understanding consumer journeys, creating smarter hyper-personalized connections, managing omnichannel interactions and providing digital-centric self-service capabilities. We also help organizations transform their workforce experience with solutions aimed at engaging employees, optimizing operations and automating processes. Additionally, we help financial services organizations make experiences safer with solutions aimed at predicting needs and identifying risks to prevent money laundering and fraud, as well as ensuring compliance in real-time.
NICE is at the forefront of several industry technological disruptions: the growing maturity of analytics and AI, the adoption of cloud platforms by enterprises, the expansion of use of digital channels to communicate with customers, and the shift by financial institutions to integrated risk management solutions for end-to-end financial crime prevention. Our solutions form a comprehensive and unified portfolio based on our unique domain expertise for driving customer experience transformation and preventing financial crime as well as enhancing public safety. These solutions are built on innovative cloud platforms that are digital-first, integrating advanced analytics, AI and automation in a wide range of business applications.

We rely on several key assets to drive our growth:
•Our market-leading open cloud platforms for Customer Engagement and Financial Crime and Compliance, which natively embed analytics, automation, AI, and digital capabilities, and are protected by a broad array of patents.
•Our ability to provide solutions that cover all market segments, from small to mid-sized business to large scale Fortune 100 enterprises.
•Our extensive portfolio of applications allow our customers to benefit from a wide range of both cloud and on-premises solutions.
•Our broad array of proprietary technologies and algorithms in the domains of automation, analytics, machine learning, speech-to-text, natural language processing, personality-based routing and others.

•Our access to data for improving our algorithms through machine learning and AI, which relies on a combination of our expansive customer base, cloud deployments and domain expertise.
•Our market leadership, which makes us a well-recognized brand and creates top-of-mind awareness for our solutions in our areas of operation.
•Our large partner ecosystem enables us to reach and serve a large number of customers across many countries.

•Our loyal customer base: today, more than 25,000 organizations in over 150 countries, including 85 of the Fortune 100 companies, use NICE solutions.
•Our ability to quickly drive mainstream adoption for innovative solutions and new technologies and trends, which we introduce to the market through our direct sales force and distribution network.
•Our skilled employees and domain expertise in our core markets allows us to bring our customers the right solutions to address key business challenges and build strong customer partnerships.
•Our services, customer support and operations, which enable our customers to quickly enjoy the benefits of our solutions, with multiple deployment models in the cloud or on-premises throughout the world and support for full value realization and customer success.
Our customers, across multiple sizes and verticals, including banking, telecommunications, healthcare, insurance, retail, travel, gaming, public safety, state and local government, are benefiting from the tangible and practical business value that our solutions provide.
Industry and Technology Trends
Following are the key cross-industry trends that we have identified as driving demand for our solutions:
•Organizations prefer using open software platforms as the foundation for their applications. Open platforms provide unified and fully-integrated solutions that are all based on a shared framework of service, allowing for fast innovation, easy deployment, flexible functionality and an enhanced ecosystem of solution providers. Third-party solutions can be easily added to extend the functionality of the platform to match a customer’s or industry specific needs.
•Cloud solutions are becoming the standard for enterprise organizations. Cloud solutions have been popular mostly for small and mid-size organizations, allowing them to achieve flexible and cost-effective deployment models for their enterprise software. These include SaaS, CCaaS, and other cloud-based solutions. Cloud enables fast deployment, easy scaling, and fast innovation. We are seeing cloud deployments in large to very large organizations, meeting such organization's requirements around security, scale, and other items.

•Organizations are going through digital transformations, automating previously manual processes and providing customers various digital means by which to interact with the organization which are deeply integrated with the organization's systems and processes. Such digital transformations allow for more efficient processes, faster response time and empowerment of employees and customers.

•Artificial Intelligence and Automation are disrupting businesses across all industries by applying scalable intelligence on a vast amount of data. AI and automation help organizations sustain competitiveness and differentiation by streamlining and automating complex business processes and generating meaningful insight from vast data.

•There is a growing awareness among organizations, consumers and regulators of the value of personal information, and an increased concern with how this data is being collected and stored. Organizations are required to gain and maintain trust their customers' trust, and governments are increasingly regulating how users' information is gathered and managed. The GDPR and CCPA appear to be part of the global trend seeking to hold organizations accountable for how they address privacy and data.

Customer engagement trends that are driving demand for our solutions:
•Consumer demand for a holistic omnichannel experience that is effortless and consistent across all touchpoints has become a standard requirement. While consumers move constantly between devices and channels, their expectation is for consistent experiences across all communication channels and a seamless transition from one channel to another. They easily and often traverse these channels, depending on their task, location, time-of-day or even progress within a certain process. The number of channels is continuously growing, but consumers view them all as part of a single experience. Organizations are expected to quickly adapt to the large variety of channels as well as to view them seamlessly in the same way their consumers do and offer a reliable and consistent experience across all touch points.

•Increased use by consumers of Next Generation Digital Channels as first choice for interaction with organizations. Next Generation Digital Channels comprise mainly messaging and social applications. The nature of these channels is different from Voice and First Generation Digital Channels (e.g., email, chat) due to the asynchronous response times and capability to measure the duration of an interaction. Younger generations show a clear preference for messaging channels when interacting with customer service. Organizations need to make sure they offer these channels as a communication alternative.

•Organizations rely more on analytics and AI to further improve customer experience as well as the general performance of the contact center. Organizations are increasingly adopting a customer-centric strategy to better understand each individual customer, including its needs and preferences, and to respond accordingly. Organizations are increasing the use of AI to achieve focused decisioning and real-time action solutions – being proactive and predictive. Front and back office functions seek to employ analytics to better optimize their operations. These tools include, among others, cognitive engagement solutions, like interactive communications, predictive analytics and machine learning. Furthermore, smart and self-learning machines allow the enhancement of self- service, real-time guidance and analytics-based insights (including speech and text analytics), behavioral analytics and techniques focused on profiling, trending and pattern detection. As a result, organizations increasingly use these technologies to provide faster and more efficient customer service.

•Adoption of Robotic Process Automation (RPA) solutions keep growing in the contact center in order to increase agent efficiency and productivity while reducing costs. RPA helps to significantly reduce the number of manual and time-consuming tasks agents and employees need to perform, freeing them to spend time in added-value activities. RPA can be divided into unattended and attended automation. With unattended RPA, companies are looking to fully automate back-office processes at scale with no human intervention. With attended RPA the bots can work as virtual assistants to agents dramatically improving the contact center's workforce capabilities.
•Organizations are looking for ways to engage their employees in personalized and adaptive ways to improve workforce productivity and satisfaction. Contact center employees are heterogenic with different needs and requirements. These employees, especially those that belong to the “millennial” generation, expect organizations to hear their voice and engage them individually. Successfully engaging and motivating these employees in a personalized manner reduces attrition levels, hiring and on boarding efforts and improves the experience level of the team, resulting in a better experience for end-customers.
•Chat and conversational bots are being deployed to contain and deflect calls and interactions into self-service. Organizations are looking for new and advanced digital means to improve customer satisfaction and reduce cost. Further development of intelligent bots will improve operational processes, ensure compliance with rules and regulations, increase flexibility in customer interactions with the contact center, as well as decrease error rate and wait time while providing a personalized experience. This technology will increase self-service channels containment and allow the human workforce to focus on more complex value-added services.
•Public Safety Answering Points (PSAP) are adopting next generation communication infrastructure to enable digital emergency communication. Next generation PSAPs enable people to communicate through new digital channels enhanced with capabilities such as sharing media, location and other forms of digital data. The vast amount of new information available to PSAPs intensifies the need for enterprise-

grade, secure platforms for gathering, managing and ensuring compliance of public safety data to support digital evidence collection and investigation.
Financial Crime and Compliance trends that are driving demand for our solutions:

•Preventing financial crime and ensuring stringent compliance and evolving regulatory environments. Regulatory scrutiny of financial institutions continues to apply pressure on organizations to adopt more advanced regulatory compliance technology. Furthermore, regulators have been expanding their focus from the largest financial institutions to a broader market, including smaller banks and alternative financial service providers, all creating increased demand for compliance related solutions.

•An unpredictable threat landscape environment. The growing number of data breaches and cyber security incidents put increasing amounts of personally identifiable information and sensitive data at risk of exposure. This information can be used to open accounts that can be used for laundering money, terrorist financing, account fraud, market manipulation, social engineering, and more. Such potential risks threaten an organization’s reputation, as well as create large financial exposures due to both losses as well as fines. In addition, the large volumes of data, related to both internal and external threats, place an enormous operational burden on organizations. Having the ability to deploy advanced technologies such as machine learning and automation to address these threats, becomes increasingly critical to financial services organizations.

•An increasing need to control cost of compliance. The regulatory pressures and increasing threat landscape have driven a sharp increase in the number of risk and compliance personnel, which in turn has dramatically increased the cost of compliance. Organizations are turning to technology to allow them to control these costs without compromising their compliance adherence and while continuing to lower their exposure to financial crime.
•An integrated risk management platform is becoming more prevalent. The ever-expanding risk landscape and sophistication of financial criminals, as well as the need to keep costs in check, creates a growing need for a single view of financial crime-related risk, thereby allowing organizations to aggregate and analyze the different detection signals coming from throughout the financial services organization. Financial institutions are seeking a single platform that aggregates all such information from across the organization, with the capabilities to analyze it, act on it and present it in a single dashboard to both operations and executives.
•Process automation and machine learning are increasingly used to automate financial investigation tasks where it may not be necessary to have human involvement. This frees up investigators from low value, high volume manual tasks so that they may better focus on more important and strategic tasks. This leads to better resource utilization, increased accuracy and productivity, and improved return on investment.
•Financial services providers are increasingly considering introducing Blockchain based solutions. Blockchain can provide high levels of security and transparency to financial transactions, as well as decrease costs through its decentralized structure. This decentralization can also help decrease financial risks, as each transaction is stored with a highly difficult to hack cryptographic mechanism. It can also support secure and transparent data sharing between financial organizations and the creation of consortiums.
•Financial institutions are being disrupted by digital players providing improved experiences and more personalized products and services. Most banking services and many other financial areas are being challenged by neo-banks, fintech companies and other digital players. Consumers have increased expectations for faster and frictionless processes leading financial institutions to heavily invest in digital banking capabilities. In terms of risk, digital banking moves the consumer away from the branch creating new risks around identity verification, customer due diligence and general monitoring of consumer financial behavior. The expectations for fast response times drive financial institutions to re-design their compliance processes to be able to respond in minutes rather than days or weeks, which in turn requires broader adoption of automation.

Strategy
Our long-term strategy is to further strengthen our leadership position in both Customer Engagement and Financial Crime and Compliance market segments, as well as further enhance our position in adjacent markets. During 2019, we continued to execute on our long-term strategy through both organic activity and acquisitions, enhancing our position as a leader in both markets.

Leading Organizations through the Experience Transformation
We intend to continue leading the market by leveraging several major industry trends and providing solutions to support the major transformations our customers are undergoing, as follows:

•Cloud Transformation – we provide a cloud-native open platform for our Customer Engagement and Financial Crime and Compliance offerings. This allows us to facilitate our customers adopting the cloud as a means to accelerate innovation and reduce integration, implementation and operational efforts.

•Digital Transformation - we enable businesses to deliver digital-first omnichannel service, including the ability to service customer across multiple channels, provide digital banking and help public safety organizations shift to digital interaction and digital evidence.

•Customer Experience Transformation - we intend to continue developing tools to allow our customers to achieve a better understanding of their consumers, adapting the experience to their personalities, needs and behaviors and drive a proactive approach to identify intent, predict next best action and protect customers from being compromised.

•Analytics, AI and Automation Transformation – our domain expertise and advanced technology in the areas of machine learning, AI and automation, as well as our unique access to data to train these algorithms via our cloud offering, allows us to provide market leading AI-driven smarter processes to our customers, addressing numerous business use cases across all our market segments.

•Workforce Transformation - we continue to lead the evolution of Adaptive Workforce Engagement, providing solutions aimed at meeting employees´ expectations across their entire lifecycle, helping improve work-life balance and increasing employee motivation and retention. Improving employees' engagement allows organizations to remain attractive for younger generations such as Gen-Y (Millennials) and Gen-Z, entering the workforce.

Strengthening our market leadership
Our brand, global reach, financial resources, extensive domain expertise and ability to deliver solutions for large, as well as small and mid-sized organizations, will further anchor our market-leading position.
We plan to continue to develop our open cloud platforms for Customer Engagement and Financial Crime markets to enable unified integrated solutions that offer fast innovation and easy implementation. These platforms allow us to deepen our direct relationships with our customers, nurture our partner ecosystem and create new growth opportunities.

In our Customer Engagement business, we will continue to expand our offering through our NICE inContact CXone platform. With CXone we are now able to provide the broadest suite of analytics and AI-infused integrated applications for customer service, all on an open cloud-native foundation. Alongside our existing offering, we plan to lead in new product categories, as we introduce novel solutions and enter additional market segments. We will continue to extend our leading market position for cloud contact center solutions, catering to organizations of all sizes and replacing legacy on-premises infrastructure players. We will also continue to enable our customers to extend our solutions through innovative third-party solutions via our DEVone dedicated partner ecosystem that our customers can self-select through our platform's CXexchange application marketplace. Our Investigate cloud platform allows public safety organizations to transform to the digital age, managing response, investigation and prosecution in digitally and embedding analytics and AI throughout the process.
In our Financial Crime and Compliance business, we will continue to expand our Autonomous Financial Crime Management offering, allowing financial services organizations to merge innovative technologies to seamlessly connect data, and apply machine learning, advanced analytics and automation to turn raw data into intelligence. We will also continue developing X-Sight, the industry’s first cloud Platform as a Service for Financial Crime and Compliance. We recently launched X-Sight Marketplace, the first Financial Crime and Compliance ecosystem, allowing our customers to enhance the functionality of our offerings through integration with best-in-class providers, innovation and customizable solutions. These offerings enable us to add value to our existing customers, as well as expand our reach and open-up new opportunities, considerably increasing our total addressable market.

Continuing to offer our full solutions portfolio to our existing customer base
One of our main assets is our growing customer base. We believe there are many opportunities to up-sell and cross-sell within our existing customer base. This includes increasing our customers’ exposure to the full breadth of our portfolio. We continue to provide our customers with new benefits by expanding the offering they already use, adding new products and migrating our customers to the cloud.
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
Maximizing the synergies across our businesses
At NICE, we value and promote a synergetic approach to our platforms and solutions. We will continue leveraging the fact that many of our solutions are based on common cloud architectures as well as on methodology of capturing and analyzing massive amounts of structured and unstructured data, providing real-time insight and driving process automation. Maximizing these synergies and cooperation between our business areas is a key pillar of our corporate strategy.

We have several joint offerings across our business segments and combined go-to-market efforts. We will continue leveraging our extensive complementary domain expertise, technological know-how, capabilities and development, in order to grow our business through additional cross-sell and up-sell opportunities.
Offering a flexible delivery model
Our strategy is to offer our solutions in alignment with both on-premises and cloud-based enterprise software delivery models, adjusting our solutions to our customers’ changing needs and maturity levels.
In the open cloud-based model we are providing our customers faster access to innovation, and more flexibility, while at the same time lowering their Total Cost of Ownership (TCO). Given the growing demand for these SaaS cloud models, we continue to expand our portfolio and grow our market leadership across all segments, from small business to the largest enterprises, as well as enabling our existing customers to broaden their use of our products.

We also continue to offer our solutions through an on-premises model. In this model customers purchase a license to use our software indefinitely, while also purchasing related professional services and annual software maintenance. We also offer some of our solutions under a term license, according to which customers purchase a license to use our software for a fixed period.
We intend to continue offering our solutions in a variety of delivery models, which enables us to be flexible in effectively addressing our customers’ needs. This, in turn, will enable us to focus on growth and improving profitability.
Increase our footprint in select geographical regions
As part of our growth strategy, we are expanding our business in select regions outside the United States, where we can further grow and establish our presence in less penetrated, growing markets. We are doing this by leveraging our existing offering and partner ecosystem, in both the Customer Engagement business as well as the Financial Crime and Compliance business.
In 2019, we significantly expanded our offering and presence in several markets across the globe. Moving forward, we plan to continue investing in these markets while also expanding our offering in additional markets, including South America, Europe, the Middle East and Africa (EMEA) and Asia-Pacific (APAC).

Customer Engagement Business Strategy
Our strategy is to extend our market leading position in the Customer Engagement space, while continuing to expand beyond the contact center to the different customer experience channels and touch points with multiple delivery models. We intend to achieve this by providing solutions that focus on:
•Offering NICE inContact CXone, the global leading unified cloud customer experience platform that combines Omnichannel Routing for voice and digital channels, IVR, self-service, Customer Journey Analytics, Adaptive Workforce Optimization (WFO) and Automation.

•Offering solutions for all customer touchpoints, as well as solutions that benefit back office operations, retail branches, and self-service channels with the ability to easily connect future channels.
•Leveraging Robotic Process Automation to automate manual tasks across our customers' operations, while using our advanced AI based Automation Finder capabilities to identify processes suitable to automate.

•Offering our customers the ability to extend our solutions through innovative third-party solutions from our DEVone dedicated partner ecosystem, that they can self-select using our platform’s CXexchange application marketplace.

•Leading cloud transformation across the entire Customer Engagement portfolio for all market segments and regions to enhance flexibility, agility and lower total cost of ownership TCO.
•Transforming the workforce through Adaptive Workforce Optimization (Adaptive WFO), by providing tools that understand the individual employee's preferences and needs, and empower and enhance the employee experience across its lifecycle, in order to drive motivation and reduce attrition.
•Infusing analytics, AI and automation into every element of our Customer Engagement offerings.

•Applying advanced interaction analytics to better understand interaction context, sentiment and customer personality, and use Predictive Behavioral Routing (PBR) to connect customers with the most suitable contact center employee.

•Managing the customer experience thorough a customer experience management platform that is able to capture customer feedback across all touch points, generate specific insights and take action to address the needs of CX Officers and other stakeholders in order to improve customer loyalty and satisfaction.
•Extending our offering to the PSAP to support next generation digital emergency communication, ensuring compliance and enabling enhanced digital evidence collection and investigation
•Offering a leading unified cloud-based Digital Evidence Management and Investigation platform, NICE Investigate, that integrates and consolidates all forms of evidence information - data and media from police records and dispatch management systems.
Financial Crime and Compliance Business Strategy
We plan to continue extending our market leading position and our addressable market, while supporting the move to the cloud by financial institutions. We also plan to leverage our capabilities to facilitate both better financial crime protection and help our customers realize significant cost reductions. We intend to achieve this by focusing on:

•Delivering integrated Financial Crime and Compliance solutions that help financial services organizations to identify issues faster and earlier.
•Providing X-Sight, our cloud-native platform for Financial Crime and Compliance solutions. X-Sight combines data and analytics agility, promoting the Autonomous Financial Crime Management vision and our ability to cross-sell solutions. Our cloud platform leverages Big Data, machine learning, advanced automation and other technologies to help customers reduce the cost of operations, while increasing their adherence to compliance and preventing financial crime.

•Offering X-Sight AI, a data driven, machine learning, analytics managed service (Actimize Watch) or do-it-yourself toolset (X-Sight Studio) to optimize analytic models and develop new analytics by leveraging insights from a market-wide view of transactions.

•Providing X-Sight Marketplace, an ecosystem of innovative third-party solutions where our customers can select complementary solutions to extend or complement our platforms and products.

•Continuing to focus on our tier 1 and tier 2 customers by providing them with solutions to meet their needs via both cloud and on-premises models.

•Leveraging our cloud-based Essentials solutions to expand our market reach to mid-size banks and financial institutions.
•Offering our solutions to verticals outside of the traditional financial services, such as technology, gaming, energy, insurance, healthcare, industry regulators, government agencies, as well as to fintech and alternative payments providers.

•Continuing to cross-sell and up-sell into our existing customer base around the world.
•Partnering with world-class consultancy and other firms to identify additional significant opportunities.
•Increasingly selling holistic solutions, combining Financial Crime and Compliance offerings with Customer Engagement offerings.
I.Offering Overview - Customer Engagement
Consumer and employee experience expectations are constantly evolving, being driven by technology enablers and ever-changing cultural and behavioral norms. These dynamics are challenging organizations to differentiate themselves through efficient, effective and high quality customer experiences that are digital, including agent-assisted and self-help channels, that are consistent and personalized across all touch points. In addition, organizations must find ways to generate business insights, better understand and predict customer intent and create smarter customer connections. They need to accomplish these objectives while containing operational costs and adhering to regulations.

NICE's comprehensive portfolio of solutions empowers organizational change across major market transformations our customers are undergoing, enabling the creation of extraordinary customer and employee experiences:

Our Cloud Native Open Platform, CXone, supports contact centers of all sizes and geographic locations – from small single sites, to distributed remote agents, to global enterprises. The platform is open and extensible, with over 300 Application Program Interfaces (APIs) and over 140 development partners participating in our DEVone partnership program. CXone allows organizations to compete on innovation and routinely transform experiences with speed and sophistication, overcoming expensive and lengthy innovation and product cycles, and eliminating painful integrations by having a unified modern architecture with automatic upgrades.

Our Digital-first Omnichannel Customer Service solutions, part of CXone, enable organizations to deliver service on a multitude of digital channels. NICE offers a complete digital-first omnichannel Customer Engagement platform, supporting over thirty digital and self-service channels, allowing organizations to easily add and integrate new and emerging channels. Our smart digital-first omnichannel routing capabilities empower organizations to interact with their customer in a seamless and effortless way by providing a fully unified environment, combining voice and digital channels, allowing for a single view of experiences. The AI driven Predictive Behavioral Routing (PBR) helps direct the customer to the best service by employing machine learning to predict the best match for the customer based on their past behavior, needs and personality.

Our Customer Experience Management solutions empower organizations to find new and improved ways to understand their customers, their employees and their processes. We enable this by uniquely combining customer feedback, interactions-based analytics insight and journey analytics to get a holistic view of the customer experience across all channels. Using advanced analytics engines, we analyze every aspect of the customer experience to generate automated actionable insight and create hyper-personalized experiences in real-time that are based on the customer’s personality-type, interests, preferences and history. Organizations can also leverage these smart analytics and AI algorithms to predict customer intent, and proactively act on it in the right channel and at the right time. We can also connect the customer to interact with the most suitable contact center agent based on these hyper-personalized understandings.

Our AI Driven Smarter Processes solutions leverage Automation and AI to optimize internal processes and enhance digital presence across all business areas, both in and outside the contact center. We use real-time decisioning engines to help uncover, identify and prioritize the top processes that should be automated to optimize workforce productivity. We offer smart and quick self-service capabilities, enabling smart chatbots that are seamlessly woven into the omnichannel routing platform, allowing an effortless move from a Bot to another channel, and a full range of automation, from unattended robots to virtual attendants who guide the employee in real time on their desktop.

Our Adaptive Workforce Engagement solutions enable organizations to understand their employees in new ways that take into consideration their personal attributes and preferences and create an adaptive environment to meet employees' expectations for an environment that is flexible and preference-based, promoting a better work-life balance. We leverage AI to provide customized goal-setting based on employee persona and to support adaptive coaching methods and motivate each employee through advanced gamification that creates a shared sense of accomplishment. NICE creates accurate multi-skill multi-site forecasting to manage the complex workforce by applying advanced AI to forecast and schedule correct staffing, manage quality, lower cost and improve performance across skills, locations, channels and employee preferences.

Our Platform and Solutions’ Core Capabilities
Our platform and solutions both in the cloud as well as on-premises empower businesses to transform the experiences they provide to their customers and employees, through the following core capabilities:

Open Cloud Platform, CXone, delivers a comprehensive digital-first omnichannel offering in the contact center as a Service (CCaaS) market. It powers rapid innovation with an extensible enterprise-grade platform that scales securely, deploys quickly, and serves customers of all sizes globally. We believe that we provide industry-best availability and offer easy customization through RESTful APIs and our developer program, plus the CXexchange marketplace for pre-built integrations from ecosystem partners. The combination of the above capabilities enables organizations to improve customer experience and achieve business and operational goals. Solutions are available individually or as part of an integrated suite.
Smart Omnichannel Routing, Recording and Self-service (IVR) enables organizations to run their contact center in the cloud, record structured and unstructured customer interaction and transaction data, and route customer interactions across inbound/outbound voice and dozens of digital channels in a hyper personalized manner to ensure agents positively and productively interact with customers. All channels are unified into a single consistent omnichannel experience enabling organizations to deliver service on any channel chosen by their consumers, ensuring interactions are seamlessly routed across all touchpoints, and consumers can seamlessly move between channels, while keeping the same context, same employee, and have a single view of the insight coming from all channels. Organizations gain business flexibility by quickly deploying agents anytime, anywhere, including remote/home-based agents and implementing changes to customer routing and IVR in hours, not months. Our AI-powered routing transforms customer experience with hyper-personalization in the cloud, enabling an understanding of customers’ communication preferences and behavioral characteristics. This understanding leads to better connections between customers and employees, resulting in immediate and measurable benefits to an organization’s bottom line.

Omnichannel, Real-time Customer Experience Analytics enables organizations to uncover the valuable data and insights hidden in customer interactions and customer journeys. It uses advanced technology for analyzing speech, text, call flow, feedback, customer sentiment and employee desktop activity, in order to understand the root cause of service issues, connect the customers with the best employees to handle the interaction, and to drive business results. Analysis of the customer journey across various touchpoints, transactions and events allow organizations to have a comprehensive view of customer intents and actions throughout that journey, understand the context of each contact, uncover patterns, predict needs and personalize interactions in real time. They also leverage Big Data infrastructure and predictive analytics models to identify and sequence individual customer interactions across time and touch points, including calls, text, IVR, web, self-service and others.

Machine Learning, Automation and AI Capabilities are embedded everywhere to improve internal processes, from deploying AI Chatbots to powering more accurate staffing forecasts, to automatically categorizing interactions based on content and sentiment. Our Advanced Process Automation solutions provide a comprehensive range of robotic solutions, all as part of a single automation platform. It includes robotic automation of mundane and manual processes to employee desktop guidance with NICE’s Employee Virtual Attendant (NEVA), which prompts guidance in the context of the live customer interaction or the process the employee is working on. These solutions enable organizations to make the right decision during individual interactions and across a large number of interactions, eliminating errors and providing future next-best-action guidance.
Workforce Optimization and Employee Engagement Management uses AI and machine learning for long-term planning, forecasting and scheduling and leverages intelligent automation for intraday activities. It effectively forecasts workloads and scheduling staff in an adaptive and automated manner, considering agent preferences and personal attributes, enabling greater flexibility for the agent to perform schedule-changes while meeting operational goals. It drives organizations to improve an agent’s individual productivity, by creating an employee-adaptive environment, identifying performance gaps, delivering on targeted coaching and training, fostering performance-driven operations and culture, and embedding the voice of the customer into daily operations to engage employees.
Addressing Business and Operational Needs
Our platform and solutions are designed to address various organizational business initiatives, both inside and outside the contact center. Below is the list of available NICE Customer Engagement solutions, grouped by these main initiatives:

1. Provide Digital-First Customer Service

Solutions and Capabilities	Description
Automatic Contact Distributor (ACD) and Interactive Voice Response (IVR)	Ensures customer requests are routed to qualified agents or resolved with self-service through a skills-based omnichannel routing engine that provides a universal queue for real-time interaction management, and a consolidated interface with a seamlessly integrated IVR for routing strategies across all supported channels.
Personal Connection Proactive Outbound	Provides inside sales an easier way for sales teams to attain quota by connecting with more prospects every day and for customer service teams with the ability to reduce inbound calls through personalized, low cost, and proactive outbound notifications, such as text/SMS or email.
Customer Interaction Channels	Enables contact centers to service customers via any channel, focusing on self-help and digital channels, with extensive routing options, consolidated reporting and a state-of-the-art agent interface. Channels include inbound and outbound voice, callback, voicemail, email, chat, text/SMS, work items, and dozens of digital messaging and social media channels.

2. Use an Open Cloud Platform for Faster Innovation

Solutions and Capabilities	Description
Customer Relationship Management (CRM) Integrations	Delivers pre-built integrations with leading CRM environments, such as Salesforce.com, and empowers agents to personalize omnichannel customer service. Provides seamless, bidirectional CRM integrations with the contact center that increase agent efficiency and independence by delivering a real-time 360-degree view of the customer.
Unified Communications (UCaaS) Integrations	Delivers pre-built or partner-provided integration with Unified Communication tools that enables seamless collaboration between contact center agents and experts in their organization. This easy to deploy integration provides a single solution for formal and informal contact center agents.
Network and Voice Connectivity Solutions	Includes a Voice as a Service network connectivity suite that delivers flexible and reliable telephony services built specifically for the contact center, offering a full range of telephony options, with guaranteed voice quality. Through proactive diagnostic tools and extensive telephony expertise, we guarantee voice quality based on Mean Opinion Score (MOS).

3. Adhere to Compliance and Mitigate Risk

Solutions and Capabilities	Description
Contact Center Omnichannel Recording	Provides comprehensive omnichannel interaction recording: voice, video, chat, email, and social media, and is integrated with all telephony environments and hybrid networks. It delivers all the advantages of a thorough and robust recording platform, both on-premises and in the cloud over a fully dedicated and operated public or private cloud designed for high availability and redundancy. Supports thousands of concurrent IP streams: capturing, forwarding in real time, recording and archiving in a single platform while ensuring customer safety and minimizing organizational risks, with its encompassing compliance solution, certified for PCI DSS3 and HIPAA.
NICE Trading Recording (NTR)	Compliance trading floor recording and capture, based on the compliance policies of financial institutions, ensuring a lower total cost of ownership than traditional blanket recording methods. It enables organizations to capture, monitor and analyze interactions and transactions in real time, in order to proactively minimize risks, detect potential regulatory breaches, and improve investigative capabilities. The solution delivers comprehensive, integrated capabilities to effectively manage the complex, ongoing, high-risk exchange of interactions and transactions between traders, firms and their counterparties.
Compliance Omnichannel Recording	Proactively captures and retains all customer interactions across multiple touch points to help ensure compliance with government regulations, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), Security Exchange Commission Rule 17a-4, the Health Insurance Portability and Accountability Act, the Sarbanes–Oxley Act, the Payment Card Industry Data Security Standard, the Financial Services Authority and Medicare Improvements for Patients and Providers Act, the GDPR, the CCPA, as well as with internal policies. Compliance Recording is also an invaluable tool to resolve disputes, perform investigations and verify sales, as well as provide redundancy and disaster recovery capabilities to meet business continuity requirements.
Compliance Center	Empowering organizations to manage all interactions compliance activities in one place in a smart and automated way. Compliance center enables detecting breaches, defining policies and carrying out audits relating to regulations such as PCI DSS, HIPAA, SEC, MIFID II, and GDPR. Compliance center includes compliance dashboards that provide an aggregated view on regulatory topics and Do-It-Yourself policy management hub to see, manage and automate all compliance activities in one repository. It also includes a dedicated application to gain compliance insights, trigger real- time notifications to agents related to recording assurance, audio loss and offers manual commands for PCI DSS with pause and resume.
Trading Floor Compliance Solutions	Enables organizations to capture, monitor and analyze interactions and transactions in real time, in order to proactively minimize risks, detect potential regulatory breaches, counter fraudulent activities, and improve investigative capabilities. These solutions deliver comprehensive, integrated capabilities to effectively manage the complex, ongoing, high-risk exchange of interactions and transactions between traders, firms and their counterparties.
Communication Surveillance	Monitors trading activity by analyzing conversations from trading turrets, fixed and mobile phones, email, text, instant messaging, chat and social media using speech analytics, machine-learning and natural language processing. It automatically highlights potential risks and enables compliance officers and analysts to see emerging trends so that compliance breaches and fraud can be averted whilst keeping false positives at a minimum. It also enables organizations to meet global regulatory requirements with fully auditable workflows and reporting functionality that fulfill the needs for a robust supervision and investigation process.

Communication Compliance Assurance	Facilitates the automation of compliance assurance. NICE COMPASS reduces the risk of a regulatory violation by verifying all endpoints are recording prior to the beginning of the trading day and proactively identifying unrecorded calls. It also significantly increases efficiency by automating litigation hold requests, retention periods for all regions and lines of business, and moves, adds and changes (MAC), among other items.
Complaint Management	Enables organizations to use analytics to identify interactions at risk and manage the process of handling the complaint.
Transcription	Fully automates the manual processes around retrieving, downloading and transcribing trade-related communications. Provides organizations with the ability to accelerate investigations, improve responsiveness to regulators and quickly search for keywords.
Managed Services	A proactive support plan that was designed to complement our traditional support offering by adding four support options to proactively address problems before they escalate. Our four-pronged advanced services approach protects against recording loss by proactively monitoring your firm’s global recording estate around-the clock, ensuring all sites are on the latest software release, and providing a single point of contact and accountability for problem resolution, backed by a team of expertly trained support engineers.

4. Increase Operational Efficiency

Solutions and Capabilities	Description
Performance Management	Maps enterprise business objectives to group and individual goals, and tracks and reports performance. It also automates critical managerial activities, including data analysis, identification of improvement areas, employee coaching, recognition, and performance improvement, allowing front-line managers to become more effective and efficient in developing their teams. Performance Management also includes unique capabilities, such as gamification and SMART programs, to engage, motivate, facilitate coaching and align employees around common and personalized business goals.
Workforce Management	Forecasts an organization’s interactions load, using sophisticated AI algorithms, schedules agent shifts across multiple sites with appropriate skills to manage and optimize the level of customer service resources in multi-skilled environments. It measures agent and team performance and provides real-time change management to proactively respond to changing conditions.
Employee Engagement Management
Real-time analysis and management of understaffing and overstaffing which provides adaptive and proactive intra-day scheduling that supports agent needs and preferences while also ensuring that a company’s operational goals and KPIs are achieved. The application also allows self-management of schedules through an intuitive mobile application and an intelligent automation engine anytime, anywhere and on-the-go, allowing employees to perform sophisticated transactions like shift bidding and shift swaps, setting preferences, reporting absences, and receiving immediate confirmation.

Quality Central	Automates contact center quality assurance processes and selection of interactions for evaluation based on performance data. Leveraging NICE’s innovative and leading AI and machine learning engines to measure agent behavior and performance, the solution facilitates root-cause evaluation, with easy drill down to agents and interactions missing their Key Performance Indicator targets. Quality programs can improve agent performance results across voice, email, chat, and digital social media channels.
Nexidia Analytics	Analyzes large to massive quantities of customer interactions across multiple channels to identify hot topics and root causes quickly, and to produce actionable insights. Driven by NICE’s innovative and leading AI and machine engine specifically designed based on NICE’s decades of experience processing and analyzing interactions across all industry verticals, Nexidia Analytics uncovers the insights businesses need to improve processes, enhance customer experience, increase sales, increase employee engagement, reduce attrition, optimize marketing campaigns and reduce operational costs. Nexidia Analytics can also process live customer voice interactions in real-time, identifying opportunities to improve the Customer Experience, increase sales, and ensure compliance – all while the agent is still speaking with the customer.

Back Office Proficiency Essentials	Automates manual processes, integrates data from employees’ desktops, improves forecast accuracy, enables managers to view and manage resource capacity, and empowers back office employees to improve their own performance. It also provides tools to ensure regulatory compliance and accuracy, elevating the level of service customers receive across the entire enterprise.
Real-time Authentication (RTA)	Provides end-to-end authentication for contact centers. Based on voice biometrics, it automatically verifies the caller’s claimed identity within the first few seconds of a call through natural conversation with an agent. Leveraging its unique Single Voiceprint capability, RTA uses the same voiceprint across channels, allowing effortless authentication on the IVR or mobile application as well. Combining voice biometrics with additional authentication factors, RTA offers risk-based authentication across multiple channels. It improves the level of security and reduces operational costs.
NEVA (NICE Employee Virtual Attendant)	Introduced in 2018, NEVA is an avatar interface, addressing attended processes taking place on the employee’s desktop. NEVA is triggered automatically by the employee’s desktop actions, providing relevant, contextual guidance for efficiency, sales and compliance, in real-time. Leveraging external integrations, the employee can alternatively activate NEVA using chat or voice. NEVA overlooks an agent’s desktop activities and pops up with guidance in the context of the live customer interaction or the process the employee is working on. This solution will automate desktop activities when appropriate or will trigger an unattended bot to complete a task and free the employee to deal with higher value activities. NEVA includes a process discovery tool, named Automation Finder, to identify additional process optimization candidates using unsupervised machine learning algorithms.
Robotic Automation	Robotic solution for the automation of routine back office and Contact Center processes. Operated on virtual machines and monitored centrally, these robots handle unattended end-to-end processes, essentially performing any routine task which the human user would otherwise do manually. These processes are typically the repetitive, mundane, error-prone processes which do not require human intervention.
Desktop Analytics	Identifies desktop productivity gaps and process best practices by monitoring and collecting data about employee daily activities: for any applications used (including specific pages within the application), web sites visited, computer idle/locked mode, as well as the time the employee spent in each application/state. Applications can be classified as productive/non-productive or non-work related.
Interactive Voice Response (IVR) Analytics	Enables organizations to reduce customer effort by increasing IVR containment rate, reducing IVR repeat calls, agent transfers, drop-offs and deflections and dramatically improving Contact Center efficiency.

5. Improve Customer Experience

Solutions and Capabilities	Description
Predictive Behavioral Routing (PBR)	AI-powered routing transforms customer experience with hyper-personalization in the cloud. An analytics based understanding of customers’ communication style and experience preferences utilizes machine learning and AI techniques to best match leads to customers and employees. Across Contact Center KPIs, personalized customer connections result in immediate and measurable benefits to an organization’s bottom line.
Satmetrix Customer Experience Management	Collects and analyzes comprehensive data from multiple interaction touch points and channels across customer life cycle; proactively solicits customer feedback from any touch point, including text message, email, IVR, mobile app, and online forms in scheduled cadences or immediately following an interaction through their channel of choice; and leverages indirect and unsolicited feedback channels. Delivers analytics that allow companies to understand the business practices and behaviors that drive customer loyalty, using metrics including Net Promoter Score® (NPS®), customer satisfaction, Customer Effort Score, or custom metrics. Drives strategic and operational improvements to increase retention and revenue opportunities. Delivers insights across departments with role-specific analytics, reporting, and alerts.
Customer Journey Analytics	Helps organizations optimize their overall customer interactions process across multiple touch points. The solution automatically constructs and visualizes a cross-channel map of the customer journey, providing insights into trends and focus areas for improvement. Based on NICE’s innovative and leading AI and machine learning engine, NICE Journey Excellence Score (JES) uses predictive models to measure customer experience at the journey level, identifying successful outcomes and highlighting journey events that cause failure and customer dissatisfaction. JES's models automatically assign contact reasons to every interaction, revealing customer behavior patterns, predicting customer’s next action and the ideal response for achieving the desired goal. The solution highlights opportunities for self-service channel containment and offers real-time guidance for an improved customer experience.
Customer Churn	Utilizing NICE’s leading machine learning engine, NICE’s Customer Churn solution analyzes historic consumer defection data to identify the patterns in consumer behavior and create models for predicting future customer churn. The solution understands causes and effects of customer churn and how to design procedures to reduce the defection rate. The solution prioritizes at-risk customers based on search results combined with customer data and collects information to refine retention marketing offers that are better tailored to customer types and demographics.

6. Increase Sales

Solutions and Capabilities	Description
Sales Performance Management	Provides the end-to-end ability to create, manage and distribute all aspects of a commissions program. It automates the process of commission, bonus and incentive administration, in support of any type of variable pay system that rewards employees for achieving targets aligned with the business strategy.
Real Time Web Personalization	Uses customer intelligence, predictive models and machine learning to make insightful, real-time personalization decisions during customer interactions over the Web. The solution helps organizations improve customer retention, increase online conversion rates, and deliver better service by taking the next-best-action.
Contact Center Sales Effectiveness	Helps organizations optimize their Contact Center sales campaigns. Utilizing NICE’s leading machine learning engine, NICE’s Sales Effectiveness solution locates and quantifies specific events by identifying the optimal agent behaviors that drive Contact Center sales in each environment. The solution builds metrics to align with corporate objectives such as offers made versus up-sell opportunities. It correlates data points such as customer spend and purchase history to build predictive models, prioritizing customers with a propensity to buy and creating the next-best offer. It also helps identify high-performing agents and generate sales best practices based on their behavior.

7. Improve Public Safety Emergency Response and Investigation Optimization

Solutions and Capabilities	Description
NICE Investigate	Streamlines the entire investigation process by automating the collection, analysis and sharing of all digital case evidence – from Records Management Systems, CAD, interview room and emergency call audio recordings, documents, photos, private and public CCTV, body-worn and in-car video, social media and more. It transforms the investigative process so detectives can build and close cases faster.
NICE Inform	Enables emergency centers and public safety agencies and organizations across various industries to capture, consolidate, synchronize and manage growing multimedia incident information and evidence efficiently and effectively. NICE Inform captures and synchronizes event information from a variety of sources including: radio and call audio, video, text, screens, Computer-Aided Dispatch (CAD) systems, Geographic Information Systems, and others, enabling investigators and other stakeholders to more easily and completely visualize and understand what happened during each incident response. NICE Inform also supports investigations through rapid assembly and sharing of case evidence. Helps optimize emergency response by evaluating quality and compliance of incident communications – saving time, money and resources, while continuously fine-tuning and improving performance to provide better service to first responders and the public.
NICE Inform Intelligence Center	Automatically collects and consolidates information from emergency call taking, radio, dispatch, quality assurance and other systems, and delivers critical metrics in actionable dashboards and reports. It helps emergency communication centers understand what happened during an incident, how it happened, what is happening now in the center, and what is performing or not. With this new insight into operations, decision makers can address the key challenges to improve their centers' effectiveness during an incident, service to citizens and work more efficiently with the agencies for which they dispatch.
NICE Multimedia Recording	Reliably records and synchronizes emergency calls, including digital, analog, and VoIP calls, conventional and P25 radio transmissions, text interactions, video, images, console screens, locations from geographic information systems, and integrated feeds from other sources such as CCTV video. NICE multimedia recording also spans all forms of next generation emergency communications in a unified solution, including inbound and outbound text messages agnostic to text aggregation solutions or delivery methods. NICE Inform also synchronizes this information into a complete timeline enabling stakeholders to more easily and completely visualize, understand and improve incident response.

II.Offering Overview - Financial Crime and Compliance
Financial institutions are regularly challenged with prevention of fraud and money laundering, and compliance adherence. They have a common need for risk management solutions that will help them stay ahead of the evolving landscape of threats and efficiently adapt to changes in business and regulatory requirements.
Furthermore, many organizations that are not traditional financial institutions, including alternative payment platforms, cryptocurrency exchanges, gaming, fintech and others, find themselves under similar threats and under increasing regulatory scrutiny and need to quickly adjust and ensure adherence with those requirements.
We are a global leader in advanced analytics-based applications for fighting financial crime and ensuring compliance. We provide organizations with proven capabilities for real-time and cross-channel fraud prevention, anti-money laundering, brokerage compliance and enterprise-wide case management. With this set of solutions, financial institutions can tighten risk controls, lower operational and information technology costs, enhance investigation efficiency and improve customer experience.
We serve the Financial Crime and Compliance needs of hundreds of organizations, including many of the world’s top financial institutions, regulatory authorities and emerging fintech companies. Our solutions monitor millions of financial transactions daily, enabling organizations to mitigate the risk of financial crime, improve compliance and reduce operational costs.

Our open platform serves as an end-to-end Financial Crime and Compliance solution. This allows our customers to use a unified platform instead of integrating multiple solutions, whether home-grown or from third-party vendors. The NICE platform handles the entire process, including detection, investigation, remediation and reporting. Such integrated open platform allows our customers to improve detection, lower costs, keep tight control over their process and automate regulatory reporting.
In 2018, we introduced X-Sight, the market's first cloud-based Financial Crime Risk Management Platform-as-a-Service (PaaS), that enables financial services organizations (FSO) to transition to the cloud. Our Autonomous Financial Crime capabilities, which incorporate AI and advanced automation into our platform, allow organizations to further increase detection, reduce noise and automate many previously manual routine tasks. In addition, our ActOne offering introduces analytics and automation to financial crime investigation processes.
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
We plan to continue to expand our addressable market by providing cloud solutions to smaller institutions and by expanding to non-traditional financial institutions. We also expand our value to our customers by leveraging AI, the cloud and robotic automation which facilitate both better protection and significant cost reductions.
Our Platform and Solutions’ Core Capabilities
Core platform: Financial Crime and Compliance solutions (also known as NICE Actimize solutions) share a single, flexible and scalable core platform that enables financial services organizations to expand the use of NICE’s solutions over time. We recently launched X-Sight, the industry’s first cloud PaaS for Financial Crime and Compliance. This eases implementation and lowers total cost of ownership.
Autonomous Financial Crime Management (AFCM): By merging data, analytics and automation technologies, financial services organizations can increase detection, improve their operational efficiencies, and reduce costs. Raw data becomes actionable intelligence by applying machine learning, advanced analytics and automation. This innovative process will create a unique environment that more effectively addresses the challenges and pain points that financial services organizations are facing by allowing them to tailor their operations to lower costs and drive greater profitability, all while improving accuracy and throughput. Autonomous Financial Crime Management also allows organizations to configure which decisions to direct to human experts, supporting semi-autonomous to fully autonomous operations.
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

Addressing Business Needs
Our platforms and solutions are designed to address various organizational business initiatives. Below is a list of the currently available NICE Financial Crime and Compliance solutions, grouped by these main initiatives:
1. Investigations and Case Management

Solutions and Capabilities	Description
ActOne	Enables organizations to better manage and mitigate organizational risk by providing a single view across the business. It serves as a central platform for managing alerts, cases, investigations, and regulatory reporting, across multiple lines of business, channels, products, and regions, turning them into actionable insights.
ActOne Automate	Includes both attended and unattended robots. Attended robots are digital assistants that live in the case manager on analyst desktops and collaborate with them as needed during the day. These robots can be used on demand – as for copying and pasting or navigating between systems and screens – to help analysts complete their evidence gathering processes and get to a decision point faster and more accurately. Unattended robots are a digital workforce, working 24/7 without human intervention. These robots can be used to fetch data from legacy systems and update enterprise systems so data is always in the right place. As no integrations are needed, implementations are faster and cheaper. The solution also includes Automation Finder, a data driven analytics based tool that enables organizations to quickly identify activities that would benefit from automation, thereby reducing the time and effort.
Quality Assurance	Helps risk and compliance teams create a truly closed-loop, end-to-end investigation process. With it, compliance and quality teams can collaborate in order to reduce re-opens, work more efficiently and lower risk.
Productivity Studio	Allows organizations to increase speed and efficiency, without compromising on accuracy. Teams are empowered to understand their productivity by seeing gaps and bottlenecks in their workflows, as well as patterns and trends in their activities.
Notifications and Attestations	With Actimize Notifications and Attestations, management and internal audit can gain oversight of their teams, ensuring everyone is aligned; teams can mitigate risk by lowering organizational and personal accountability risk; and teams can improve their efficiency with quick access to all past and present notifications without leaving the case management platform.

2. Detect and Prevent Money Laundering

Solutions and Capabilities	Description
Suspicious Activity Monitoring	Leverages transaction analytics to offer end-to-end coverage for detection, scoring, alerting, workflow processing and reporting of suspicious activity to make sure nothing 'slips through the cracks'. It supports the full investigation life cycle and, with NICE’s integrated case management platform, improves staff productivity, allowing for compliance with regulatory obligations in a cost-effective manner.
Watch List Filtering	Provides enterprise-wide customer and transaction screening against multiple watch lists, for end-to-end sanctions list coverage. It identifies and manages sanctioned or high-risk individuals and entities, with real-time name recognition capabilities, providing organizations the ability to conduct accurate name matching to prevent non-compliance occurrences.
Customer Due Diligence	Provides integrated risk-based rating and continuous monitoring of accounts throughout the entire customer life-cycle, from initial applicant onboarding to periodic reviews of existing customers. It is an open, flexible platform that can adapt to unique requirements across business segments, regions, and jurisdictions.
CTR Processing and Automation	Provides seamless automated Currency Transaction Reporting (CTR) processing to ensure compliance with U.S. Bank Secrecy Act standards, and to optimize CTR processes for efficiency and cost-effectiveness. This allows for the reduction in manual intervention and errors. Built-in validation tools and flexible capabilities enhance the quality and timeliness of completed reports while letting organizations adapt to changing regulatory and business needs.
Suspicious Transaction Activity Reporting	Global regulatory reporting forms. Provides operational efficiency needed to handle the increase in form filing requirements, including e-filing where applicable.
ActimizeWatch for SAM	A managed analytics service to address FSOs’ challenges in keeping their Anti-Money Laundering (AML) systems optimized. This service brings data scientists to organizations that may find it restrictive to build out their own data science teams and pair them with AML expertise. Managed analytics provides cost-predictability that continuously optimizes the system, whereas existing tuning practices are costly and therefore infrequent and commonly avoided. This service also provides FSOs the ability to benchmark their AML performance against similar institutions, enabling them to self-improve, be more prepared for, and have more confidence around regulatory audits.
AML Essentials	A cloud-based offering that uses the same power and experience of our enterprise solutions, with coverage that includes Transaction Monitoring, Customer Due Diligence, and Sanctions Screening, offers rapid deployment and reduces overhead to make compliance easier and at a lower total cost of ownership.

3. Prevent Fraud

Solutions and Capabilities	Description
ActimizeWatch for Fraud	A cloud-based managed services solution to optimize analytics. ActimizeWatch continuously monitors the transactional data for individual FSOs to assess when analytics must be tuned, and leverages insights from a market-wide view to proactively optimize analytics for members of the service. ActimizeWatch uses machine learning analytics to assess cross-market transactional data and identify fraud patterns within individual organizations and across the market. ActimizeWatch proactively optimizes analytics using automation for quick delivery of implementation-ready models and features.
Fraud Essentials	A cloud-based offering that uses the power and experience of our enterprise solutions. The Fraud Essentials solution serves as both a single and cross-channel solution for online banking and mobile banking channels. It can detect fraud perpetrated against enrollments, address or account-based bill payments, and inter-bank transactions such as wire, ACH, etc.
Card Fraud	Enables card issuers, acquirers and processors to detect fraudulent transactions, whether ATM, PIN, signature point-of-sale, or without a physical card. Market leading profile based behavioral analytics take into account all available transaction, reference and location data to provide holistic coverage of card and account takeover. Solution includes the Actimize Digital & Mobile Wallet Fraud, which protects customers from digital account takeover and organizations from fraud liability and negative brand reputation. Monitors and protects a full range of wallet activity, including card/account provisioning, card present and not present purchases, person-to-person transfers, bill payments, and account-service events.
The Actimize Pre-Paid Card Fraud solution identifies and prevents fraud in the pre-paid sector. From ATM to point-of-sale (POS) and Card-Not-Present (CNP), all transactions can be identified, interdicted on and alerted in real time.
Digital Payments Fraud Solutions	Provides end-to-end protection against third-party fraud on any type of payment (like ACH, Wire, P2P, SEPA, TCH/RTP and more) tailored for the specific needs of retail and commercial banks. The Actimize Digital Payments Fraud solutions protect the full lifecycle of the transaction, both at the customer accessing channels – online portal, mobile app, APIs, IVR, Contact Center – and at the backend, at the payment hub level. Using our unique expert-infused machine learning analytic we calculate a real-time risk score for every transaction and provide customers with a turnkey solution to resolve alerts and investigate fraud cases. Our solutions serve as a central “risk hub” that enables the sharing of internal and third-party data from multiple channels for fraud and cyber detection, operations, and investigations. By accurately and efficiently coordinating customer lifetime value, transaction amounts and service history, the solution optimizes fraud prevention by offering greater insight into cross-channel authentication and facilitates interdiction strategies.
X-Sight Studio	Enables customers to expand their Actimize Fraud solutions with their own models and analytics. The DIY studio also enables our customers to develop a fraud solution for use cases which go beyond the available packaged Actimize fraud solutions.
Employee Fraud	Offers advanced analytic monitoring capabilities and flexible configuration options to detect fraudulent employee activity and violation of corporate policy across the enterprise, business lines, and channels. Comprehensive investigation tools are supported by multichannel data ingest, multi-country data and policy requirement configurations, secure and auditable user access levels, and automated configurable workflows, enabling banks to efficiently sift through employee audit reports and build cases to support fraudulent employee activity.
Check Fraud	Helps financial institutions minimize deposit fraud losses by providing comprehensive account activity monitoring. The solution analyzes risk across silos of data and lines of business, consolidates suspicious activity notifications into account and customer level alerts, and allows real-time decisioning to safely accelerate fund availability and enhance customer satisfaction.
Authentication-IQ	Manages multiple authentication methods and risk-based decisions by creating a complete customer profile, based on historical authentication activity, account servicing, and transactional behavior which is then used to identify suspicious behavior at log-in or throughout a session, producing real-time actionable risk scores. In addition, the solution manages the process of step up authentication, choosing the appropriate method, producing alerts and enabling real-time interdiction. Finally, it provides alert and case management in a unified context to prioritize investigations and optimize workflow across the enterprise.

4. Adhere to Financial Markets Compliance

Solutions and Capabilities	Description
SURVEIL-X Holistic Surveillance	Provides a holistic view across trade, voice and eCommunications data, proactively analyzing all trading interactions, while monitoring the full trade life cycle in conjunction with relevant news events. SURVEIL-X's AI-powered multi-dimensional analytics go far beyond looking at one-time events, calculations and thresholds to analyze and correlate communications, trade and related data streams. Deeper analysis and correlation enable the identification of true risks and understanding of intent behind actions taken. Uncovers connected activities and actions, and pieces them together without manual intervention, delivering a single compliance alert and view of what occurred with intuitive visualizations showing events together with market data.
Communications Surveillance	Monitors trading activities and behaviors by analyzing conversations from trading turrets, fixed and mobile phones, email, text, instant messaging, chat and social media using speech analytics, machine-learning and natural language processing. It automatically extracts details of financial transactions and highlights potential risks, enabling compliance officers and analysts to see emerging trends so that compliance breaches and fraud can be averted whilst keeping false positives at a minimum. It also enables organizations to meet global regulatory requirements with fully auditable workflows and reporting functionality that fulfill the needs for a robust supervision and investigation process. Additionally, the technology learns and adapt to customer data and allows more accuracy over time.
Buy / Sell Side Markets Surveillance	Helps financial organizations meet global regulatory requirements and protects from reputational damage and financial losses by searching for abusive trading patterns. The solution provides Full Asset Class coverage to address the global regulatory requirements including both exchange traded products and OTC (over-the-counter) trades. Specialized analytics are designed to process today's HFT (high frequency trading) volume and detect different types of risks, including Spoofing, Layering, Fictitious Orders and more. The solution also addresses the complex requirements around Insider Dealing news based, Cross Market/Cross Product and Frontrunning. Our patented correlation engine automates the reconstruction process and helps the Compliance Analyst understand the intent behind a suspicious trade by creating the full life cycle of a trade, including communication events.
Enterprise Conflicts Management	Offers a unified approach to maintain controls and detect conflicts of interest before they occur on a global, enterprise-wide scale. Enables organizations to effectively manage employee requests for personal trades by evaluating details of the proposed trade in real time and automatically determining whether the request should be approved, rejected, or escalated to a supervisor for approval. The solution includes detection models that compare executions with the employee’s trade request history to determine if the trade was pre-cleared and approved, and to reconcile the trade details with the terms and conditions of the approved trade request.
Wealth Management Sales Practices and Suitability Surveillance	Provides coverage for a broad range of sales practices and suitability issues, including Regulation Best Interest (RegBI) compliance, helping organizations meet current and future global regulatory requirements and ensure investment recommendations are consistent with each customer’s suitability profiles. It also includes a comprehensive toolset that allows organizations to automate sales practice compliance processes, extend out-of-the-box analytics and visualize overall risks. By automating oversight and supervision, organizations can ensure consistency and maintain a consolidated audit trail, lowering regulatory risk while improving productivity and efficiency.
ActimizeWatch Compliance	Unique end-to-end managed analytics service designed to improve a firm’s agility, detection accuracy and overall compliance effectiveness. ActimizeWatch Compliance’s approach helps organizations continuously fine-tune its detection capabilities. Our team conducts a thorough analysis of a client's data and assess how well its detection models are performing, meets with the client to review the findings, update and fine-tune models as needed, and implement those new models in the client's environment.
Trade Reconstruction	Dramatically reduces time and effort spent identifying and collecting needed data related to trading activity. Trade Reconstruction simplifies the reconstruction of a trade by aggregating, normalizing, analyzing, indexing and correlating data across structured and unstructured data sources. Natural Language Processing is used to extract financial data out of voice and electronic communications in order to correlate to trade events, enabling organizations to quickly react to regulatory or legal inquiries.

Strategic Alliances
We sell our Customer Engagement and Financial Crime and Compliance solutions worldwide, both directly to customers and indirectly through selected partners to better serve our global customers. We partner with companies in a variety of sales channels, including service providers, system integrators, consulting firms, distributors, value-added resellers and complimentary technology vendors. These partners form a vital network for selling and supporting our solutions and platforms. We have established a cross-organization business partner program, which provides full support and a broad portfolio of sales tools to help our partners promote the NICE offerings, helping to drive mutual revenue growth and success.

Our strategic technology partnerships ensure full integration with the NICE offerings, delivering value added capabilities that address a variety of technology environments. Our DEVone program includes more than 140 partners, allows third-party software providers to integrate with our CXone platform and extend its functionality.

Professional Service and Support
The NICE Professional Services and Support organization enables our customers to derive sustainable business value from our solutions.
The Professional Service and Support offerings include a variety of services - both standalone and bundled with our products - to enable our customers to create sustained business value. We address all stages of the technology lifecycle, including defining requirements, planning, design, implementation, customization, optimization, proactive maintenance and ongoing support.

Enabling Value
Solution Delivery optimizes solution delivery and enables our customers to achieve their specific business and organizational goals, on time and on budget. NICE solutions are delivered by certified project managers, technical experts, and application specialists. We follow a proven methodology that includes business discovery to map solutions to business processes.
Value Realization Services (VRS) ensure quick, deep and sustained adoption of the NICE solutions. These services enable our customers to leverage the features and functionalities of our solutions to drive immediate & long-term results, aligned to their specific business case, accelerating their return on investment. The services are specifically designed to address the top short and long-term business concerns we heard through working with hundreds of customers across the globe. VRS teams work with customers during all phases of solution implementation – before, during and after go-live. We begin working with customer teams as soon as the project is kicked off, when the solution goes live, and for months after the solution is implemented. Our experience has shown that our customers benefit greatly from access to NICE VRS resources once they begin using the solution. This post-implementation engagement allows us to build skill and ownership within customer teams, embed changes within the customer organization and determine ROI from the solution.

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

Cloud Services ensure that solutions hosted in the NICE cloud run optimally, maximizing availability, performance and quality, while ensuring the security of customer information. This is delivered by using sophisticated proprietary utilities and automations that operate in a proactive manner, providing the means to avoid impacting customer and business operations. This includes: Cloud architecture teams that design cloud service delivery and operation architectures; Cloud Security teams that ensure that we set and meet the required Security certifications; Cloud Infrastructure teams that manage both virtual and physical infrastructure requirements; Cloud DevOps teams that implement the utilities and automations while working with our product development teams to optimize our solutions for the cloud environment; and the 7X24 Cloud Application Support teams that monitor and manage the solutions for our customers, ensuring world class up-time, performance, scalability and security. The NICE Cloud utilizes multiple underlying technologies to give our customers many paths to the cloud – these include: Physical Data Centers and Public Cloud providers such as AWS and Azure. NICE maintains multiple Cloud Certifications including SOC 3; SOC 2 Type II – Applications; HITRUST; ISO:27001 and PCI.
Customer Support and Maintenance responds to customer requests for support on a 24/7 basis, using advanced tools and methodologies. NICE offers flexible service level agreements to meet our customers’ needs. Our solutions are generally sold with a warranty for repairs of software defects or malfunctions. Software maintenance includes an enhancement program with (in the majority of cases) an ongoing delivery of “like-for-like” upgrade releases, service packs and hot fixes. NICE also offers a Technical Account Management service or TAM. The TAM is a designated manager responsible for escalation management and overall customer care services.
Proactive Maintenance addresses issues before they can significantly impact our customers’ businesses. These offerings include:
•Advanced Services – Technical experts perform system-level audits to ensure ongoing compliance with operational specifications as well as specific product customizations tailored to the requirements of the customer.
•Application Performance Services – A 24/7 function that proactively monitors NICE-hosted and customer-premises environments with triage, resolution and escalation of system alarms.
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
We believe our research and development effort has been an important factor in establishing and maintaining our competitive position
In 2019, we were qualified to participate in seven programs funded by the IIA to develop generic technology relevant to the development of our products. Such programs are approved pursuant to the Law for the Encouragement of Industrial Research and Development, 1984 (the “Research and Development Law”), and the regulations promulgated thereunder. We were eligible to receive grants constituting between 40% and 50% of certain research and development expenses relating to these programs. Some of these programs were approved as programs for companies with large research and development activities and some of these programs are in the form of membership in certain Magnet consortiums. Accordingly, the grants under these programs are not required to be repaid by way of royalties. However, the restrictions of the Research and Development Law described below apply to these programs. In 2017, 2018 and 2019 we received a total of $2.1 million, $1.4 million, and $2.6 million from the IIA programs, respectively.
The Research and Development Law generally requires that the product incorporating know-how developed under an IIA-funded program be manufactured in Israel. However, upon the approval of the IIA (or notification in the event set forth below, as the case may be), some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased, which increase might be up to 300% of the grant (depending on the portion of the total manufacturing volume that is performed outside of Israel). Following notification to the IIA (and provided the IIA did not object), up to 10% of the grant recipient’s approved Israeli manufacturing volume, measured on an aggregate basis, may be transferred out of Israel, subject to payment of the increased royalties referenced above.
The Research and Development Law also provides that know-how developed under an approved research and development program may not be transferred to third parties without the approval of the IIA. Such approval is not required for the sale or export of any products resulting from such research or development. The IIA, under special circumstances, may approve the transfer of IIA-funded know-how outside Israel, including, in the event of a sale of the know how or sale of the grant recipient, provided that the grant recipient pays to the IIA a portion of the sale price paid in consideration for such IIA-funded know-how or in consideration for the sale of the grant recipient itself, as the case may be, which portion will not exceed six times the amount of the grants received plus interest (or three times the amount of the grant received plus interest, in the event that the recipient of the know-how has committed to retain the R&D activities of the grant recipient in Israel after the transfer).
The Research and Development Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient, its controlling shareholders and non-Israeli interested parties to notify the IIA of any change in control of the recipient, or a change in the holdings of the means of control of the recipient that results in becoming an interested party directly in the recipient. Further, if the interested party is non-Israeli, requires the party to undertake to the IIA to comply with the Research and Development Law. In addition, the rules of the IIA may require prior approval of the IIA or additional information or representations in respect of certain of such events. Furthermore, the Research and Development Law imposes reporting requirements in the event that proceedings commence against the grant recipient, including under certain applicable liquidation, receivership or debtor's relief law or in the event that special officers, such as a receiver or liquidator, are appointed to the grant recipient.

Failure to satisfy the Research and Development Law’s requirements may subject us to mandatory repayment of grants received by us (together with interest and penalties), as well as expose us to criminal proceedings. In addition, the Government of Israel may from time to time audit sales of products which it claims incorporates technology funded through IIA programs which may lead to additional royalties being payable on additional products.
The funds available for IIA grants out of the annual budget of the State of Israel were reduced in recent years, and the Israeli authorities have indicated in the past that the government may further reduce or abolish IIA grants in the future. Even if these grants are maintained, we cannot presently predict what would be the amounts of future grants, if any, that we might receive.
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
We currently hold 336 U.S. patents and 65 patents issued in additional countries covering substantially the same technology as the U.S. patents. We have 103 patent applications pending in the United States and other countries. We believe that the improvement of existing products and the development of new products are important in establishing and maintaining a competitive advantage. We believe that the value of our products is dependent upon our proprietary software and hardware continuing to be “trade secrets” or subject to copyright or patent protection. We generally enter into non-disclosure and non-compete agreements with our employees and subcontractors. However, there can be no assurance that such measures will protect our technology, or that others will not develop a similar technology or use technology in products competitive with those offered by us. In most of the areas in which we operate, third parties also have patents which could be found applicable to our technology and products. Such third parties may include competitors, as well as large companies, which invest millions of dollars in their patent portfolios, regardless of their actual field of business. Although we believe that our products do not infringe upon the proprietary rights of third parties, there can be no assurance that one or more third parties will not make a claim or that we will be successful in defending such claim.
In addition, to the extent we are not successful in defending such claims, we may be subject to injunctions with respect to the use or sale of certain of our products or to liabilities for damages and may be required to obtain licenses which may not be available on reasonable terms.
We own the following trademarks and/or registered trademarks in different countries: Actimize, Actimize logo, NICE Adaptive WFO, NICE WFM, NICE Voice of the Customer, NICE Work Force Management, NICE Incentive Compensation, NICE Real Time Solutions, NICE Trading Recording, NICE Uptivity, NICE Air, NICE Communication Surveillance, Customer Engagement Analytics, Decisive Moment, Fizzback, IEX, inContact, inContact Logo, NICE inContact, Insight from Interactions, Intent. Insight. Impact., Last Message Replay, Mirra, NICE, NICE Analyzer, NICE Engage, NICE Engage Platform, NICE Interaction Management, NICE Sentinel, NICE Inform, NICE Inform Lite, NICE Performance Compliance, NICE Inform Media Player, NICE Inform Verify, NICE Logo, NICE Perform, NICE Incentive Compensation Management, NICE Real Time Solutions, NICE Trading Recording, NICE Proactive Compliance, NICE Seamless, NICE Security Recording, NICE SmartCenter, NICE, NiceLog, Nexidia, Nexidia ((!)) Logo, Nexidia Interaction Analytics, Nexidia Advanced Interaction Analytics, Nexidia Search Grid, Neural Phonetic Speech Analytics, Own the Decisive Moment, Scenario Replay, Syfact, Syfact Investigator, TotalView, inContact Cloud Center Solutions, Supervisor on-the-go, VAAS, Voice as a Service, Personal Connection, InTouch, Echo, inCloud, CXone, CXone Logo, NICE inContact CXone, NICE Perform Compliance, NICE Performance Management, inContact Automatic Contact Distributor, inContact Personal Connection, inContact Interactive Voice Response, inContact Work Force Management, Mattersight, Mattersight Logo, Mattersight See What Matters and Chemistry of Conversation, Net Promoter, Satmetrix, NPX and NPS.
Seasonality
The majority of our business operates as an enterprise software model, which is characterized, in part, by uneven business cycles throughout the year and under which a significant portion of customer orders are entered into in the fourth quarter of each calendar year, due primarily to year-end capital purchases by customers and holiday season spending in our cloud subscription models. Such factors have resulted in 2017, 2018 and 2019 first quarter revenue being lower than revenue in the fourth quarter of the preceding calendar year. We believe that this trend will continue in the near future. While seasonal factors such as these are common in the software and technology industry, this pattern should not be considered a reliable indicator of our future revenue or financial performance. Many other factors, including general economic conditions, also have an impact on our business and financial results. See “Risk Factors” under Item 3, "Key Information" of this annual report for a more detailed discussion of factors which may affect our business and financial results.
Regulation
Data Privacy and Cyber-Related Security Restrictions
We are subject to applicable data privacy and cyber-related security restrictions in countries in which our customers and their end-users are located, including the United States, Israel and the EU, specifically in relation to our SaaS, hosting and cloud-based services, as well as other outsourced services. For example, on April 14, 2016, the European Parliament formally adopted the GDPR, which became effective on May 25, 2018. In the event we do not comply with such data privacy and cyber-related security restrictions, due to disruption of our information technology systems or breaches of our data security, we may be subject to significant financial penalties.
We are also subject to domestic data privacy laws, such as the CCPA that came into effect on January 1, 2020, and the LGPD which is scheduled to enter into effect in August 2020. We are evaluating the business impact of compliance with the CCPA, as well as other emerging data privacy laws and regulations.

As part of our effort to comply with such regulations and mitigate any future risks related to data privacy and cyber-security, we have adopted certain internal policies and procedures such as our Information Security Policies, Cyber & Information Security Incident Response Policies, Business Continuity Plans, Risk Assessment Procedures and Vendor Management Policies. In addition, we received the ISO 27001:2013 information security management certification and SOC2 Type II, PCI, Hitrust and FedRamp certifications were provided to the relevant business lines (as required).

Export Restrictions
We are subject to applicable export control regulations in countries from which we export goods and services, including the United States, Israel and the United Kingdom. Such regulations may apply with respect to product components that are developed or manufactured in, or shipped from, the United States, Israel and the United Kingdom, or with respect to certain content contained in our products. For Brexit impact on the UK and EU, please see Item 3, “Key Information - Risk Factors”. There are restrictions that apply to software products that contain encryption functionality. In the event that our products and services are subject to such controls and restrictions, we may be required to obtain an export license or authorization and comply with other applicable requirements pursuant to such regulations.

European Environmental Regulations
Our European activities require us to comply with Directive 2002/95/EC of the European Parliament on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, and Directive 2011/65/EU of the European Parliament on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (together “RoHS”). RoHS provides, among other things, that producers of electrical and electronic equipment may not place new equipment containing certain materials, in amounts exceeding certain maximum concentration values, on the market in the EU. We are also required to comply with the European Community Regulation on chemicals and their safe use (EC 1907/2006) that deals with the Registration, Evaluation, Authorization and Restriction of Chemical substances (“REACH”, SVHC-173), which requires producers to manage the risks from chemicals used in their products and to provide safety information on the substances found in their products.
Our products meet the requirements of the RoHS and REACH directives and we are making every effort in order to maintain compliance, without adversely affecting the quality and functionalities of our products. If we fail to maintain compliance, including by reason of failure of our suppliers to comply, we may be restricted from conducting certain business in the EU, which could adversely affect our results of operations.
Our European activities also require us to comply with Directive 2002/96/EC of the European Parliament on Waste Electrical and Electronic Equipment (“WEEE”). The WEEE directive covers the labeling, recovery and recycling of IT/

Telecommunications equipment, electrical and electronic tools, monitoring and control instruments and other types of equipment, devices and items, and we have set up the operational and financial infrastructure required for collection and recycling of WEEE, as stipulated in the WEEE directive, including product labeling, registration and the joining of compliance schemes. We are taking and will continue to take all requisite steps to ensure compliance with this directive. If we fail to maintain compliance, we may be restricted from conducting certain business in the EU, which could adversely affect our results of operations.
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
We are leaders in the Customer Engagement space. We compete against WFO players such as Aspect, Calabrio, Genesys and Verint. In the CCaaS market, which is a part of the Contact Center Infrastructure market that is still mainly held by traditional on-premises players, we compete against Amazon Connect, Avaya, Five9, Genesys and TalkDesk, as well as other niche vendors. We also compete against certain Unified Cloud Communications vendors (UCaaS), such as 8x8 and Vonage (who acquired in 2018 New Voice Media, a CCaaS provider), which offer basic CCaaS capabilities. In addition, we are seeing some CRM companies that provide a subset functionality of our broader offerings.
We are leaders in the Financial Crime and Compliance space. We compete against niche vendors that provide one subset of functionality to protect against a specific risk and against vendors that provide a more comprehensive offering. Such vendors include BAE Systems, FICO, NASDAQ Smarts, Oracle and SAS Institute.

Organizational Structure
The following is a list of our significant subsidiaries and other subsidiaries, including the name and country of incorporation or residence. Each of our subsidiaries listed below is wholly-owned by us.

Name of Subsidiary	Country of Incorporation or Residence
Nice Systems Australia PTY Ltd.	Australia
NICE Systems Technologies Brasil LTDA	Brazil
NICE Systems Canada Ltd.	Canada
Nice Systems China Ltd.	China
Nice France S.A.R.L.	France
NICE Systems GmbH	Germany
NICE APAC Ltd.	Hong Kong
NICE Systems Kft	Hungary
Nice Interactive Solutions India Private Ltd.	India
Nice Technologies Ltd.	Ireland
Actimize Ltd.	Israel
Nice Japan Ltd.	Japan
NICE Technologies Mexico S.R.L.	Mexico
NICE Netherlands B.V.	Netherlands
Nice Systems (Singapore) Pte. Ltd.	Singapore
Nice Switzerland AG	Switzerland
Actimize UK Limited	United Kingdom
NICE Systems Technologies UK Limited	United Kingdom
NICE Systems UK Ltd.	United Kingdom
Brand Embassy Ltd.	United Kingdom
Actimize Inc.	United States
Nice Systems Inc.	United States
Nice Systems Latin America, Inc.	United States
Nice Systems Technologies Inc.	United States
Mattersight Corporation	United States
Nexidia Inc.	United States
inContact Inc.	United States
inContact Bolivia S.R.L.	Bolivia
Nice inContact Philippines Inc.	Philippines

Property, Plants and Equipment
Our executive offices and engineering, research and development operations are located in North Ra’anana, Israel. The offices occupy approximately 250,627 square feet, with an annual rent and maintenance fee of approximately $9.8 million in 2019 and thereafter, paid in NIS and linked to the Israeli consumer price index. The lease for these offices in our Northern Ra’anana facilities will expire in October 2022.
We have leased various other offices and facilities in several other countries. Our headquarters in each region consist of the following facilities:
•Our North American headquarters in Hoboken, New Jersey, occupies approximately 60,000 square feet. We consolidated our North American locations into this one office location in November 2016, and we sub-leased our two former facilities in New Jersey and New York for the remainder of their respective lease terms through 2023 and 2021, respectively;
•Our EMEA headquarters in London, occupies approximately 22,500 square feet (of which 5,543 square feet are sub-leased for a term ending in 2023); and
•Our APAC headquarters in Singapore occupies approximately 8,000 square feet.
We also have additional material leased facilities, consisting of the following:
•Americas facilities located in –
◦Salt Lake City, Utah – an office that occupies approximately 128,000 square feet;
◦Atlanta, Georgia – two offices that occupy together approximately 43,000 square feet; and
◦Additional offices are located in Colorado, Texas, Ohio and California.
•APAC facilities include an office space located in Pune, India, which occupies approximately 135,000 square feet and includes a research and development and service center. There are also additional APAC offices located in Bangalore, Manila, Hong Kong and Tokyo.

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
Overview
NICE is a global enterprise cloud software leader, serving two main markets: Customer Engagement and Financial Crime and Compliance. Our core mission is to transform experiences to be extraordinary and trusted. Our software is used by customer service organizations of enterprises of all sizes and verticals, and by compliance and fraud-prevention groups in leading financial institutions.
We help organizations transform customer experiences by understanding consumer journeys, creating smarter hyper-personalized connections, managing omnichannel interactions and providing digital-centric self-service capabilities. We also help organizations transform their workforce experience by engaging employees, optimizing operations and automating processes. We help financial services organizations make experiences safer by helping predict needs and identify risks to prevent money laundering and fraud, as well as ensure compliance in real-time.
NICE is at the forefront of several industry technological disruptions: the growing maturity of analytics and AI, the adoption of cloud platforms by enterprises, the expansion of use of digital channels to communicate with customers, and the shift by financial institutions to integrated risk management solutions for end-to-end financial crime prevention. Our solutions form a comprehensive and unified portfolio based on our unique domain expertise for driving customer experience transformation and preventing financial crime as well as enhancing public safety. These solutions are built on innovative cloud platforms that are digital-first, integrating advanced analytics, AI and automation in a wide range of business applications.
We rely on several key assets to drive our growth:
•Our market-leading open cloud platforms for Customer Engagement and Financial Crime and Compliance, which natively embed analytics, automation, AI, and digital capabilities, and are protected by a broad array of patents.
•Our ability to provide solutions that cover all market segments, from small to mid-sized business to large scale Fortune 100 enterprises.
•Our extensive portfolio of applications allow NICE’s customers to benefit from a wide range of both cloud and on-premises solutions.
•Our broad array of proprietary technologies and algorithms in the domains of automation, analytics, machine learning, speech-to-text, natural language processing, personality-based routing and others.
•Our access to data for improving our algorithms through machine learning and AI, which relies on a combination of our expansive customer base, cloud deployments and domain expertise.
•Our market leadership, which makes us a well-recognized brand and creates top-of-mind awareness for our solutions in our areas of operation.

•Our large partner ecosystem enables us to reach and serve a large number of customers across many countries.

•Our loyal customer base: today, more than 25,000 organizations in over 150 countries, including 85 of the Fortune 100 companies, use NICE solutions.
•Our ability to quickly drive mainstream adoption for innovative solutions and new technologies and trends, which we introduce to the market through our direct sales force and distribution network.
•Our skilled employees and domain expertise in our core markets allows us to bring our customers the right solutions to address key business challenges and build strong customer partnerships.
•Our services, customer support and operations, which enable our customers to quickly enjoy the benefits of our solutions, with multiple deployment models in the cloud or on-premises throughout the world and support for full value realization and customer success.
Our customers, across multiple sizes and verticals, including banking, telecommunications, healthcare, insurance, retail, travel, gaming, public safety, state and local government, are benefiting from the tangible and practical business value that our solutions provide.
COVID-19 Update

In January 2020, the World Health Organization declared the recent COVID-19 outbreak a public health emergency. We are actively monitoring the situation and have already taken certain precautionary and preemptive actions to minimize impact to our business and our employees, including, but not limited to, changes to employee work locations, employee travel and cancellation of certain marketing events. In addition, we have and will continue to monitor and take actions to abide with all federal, state and local regulatory requirements. Neither the duration nor the spread of the COVID-19 virus can be predicted. In this respect, see also the discussion under Item 3.D. “Risk Factors—Risks Relating to the Global Environment—Our business, facilities or operations could be adversely affected by events outside of our control, such as natural disasters or health epidemics.” We will continue to drive uninterrupted business continuity in our operations while we closely track developments and may take further actions based on regulatory mandates, or that we determine are in the best interests of our employees, customers, partners, suppliers, and shareholders.

Recent Acquisitions
The following acquisitions were accounted for by the acquisition method of accounting, and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values, or as an asset acquisition when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The results of operations related to each acquisition are included in our consolidated statement of income from the date of acquisition.

During 2019, we acquired certain companies, accounted for as a business combination and asset acquisition (see also Note 2z to our consolidated financial statements included elsewhere in this annual report). The financial results of the acquired companies are included in our consolidated financial statements, from their respective acquisition dates, and the results from each of these companies were not individually material to our consolidated financial statements. In the aggregate, the total preliminary purchase price for these acquisitions was approximately $26.7 million cash. We preliminary recorded $15.7 million of identifiable intangible assets, based on their estimated fair values, and $14.5 million of residual goodwill. The preliminary fair value estimates and assumptions for the assets acquired during 2019 were based upon preliminary calculations and valuations, and the estimates and assumptions for these acquisitions are subject to change as we obtain additional information during the respective measurement periods (up to one year from the respective acquisition dates).
On August 20, 2018, we completed the acquisition of Mattersight Corporation ("Mattersight"), a leading provider of cloud-based analytics for customer service organizations. We acquired Mattersight for total consideration of approximately $105.1 million. This acquisition brings together the market’s leading behavioral analytics and NICE's advanced cloud innovation capabilities, empowering organizations to improve customer experience through deep understanding of the customer persona. The acquisition enables organizations to benefit from an enhanced analytics solutions portfolio in the cloud, while driving personalization and efficiently creating real-time connections between customers and service.

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
Management believes that the significant accounting policies, which affect its more significant judgments and estimates used in the preparation of the consolidated financial statements, and those that are the most critical to aid in fully understanding and evaluating our reported results, include the following:
•Revenue recognition;
•Costs to obtain contracts;
•Impairment of long-lived assets;
•Income taxes;
•Legal contingencies
•Business combination;
•Stock-based compensation;
•Marketable securities;
•Fair value of financial instruments; and
•Exchangeable senior notes.
Revenue Recognition. We generate revenues from sales of software products, services and cloud, which include software license, SaaS, network connectivity, hosting, support and maintenance, implementation, configuration, project management, consulting and training. We sell our products directly through our sales force and indirectly through a global network of distributors, system integrators and strategic partners, all of whom are considered end-users.

We recognize revenues in accordance with ASC No. 606, "Revenue from Contracts with Customers" ("ASC 606"). Under this standard, we recognize revenues when a customer obtains control of promised goods or services in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. To determine revenue recognition for contracts that are within the scope of this standard, we perform the following five steps:

1) Identify the contract(s) with a customer

A contract with a customer exists when (i) there is an enforceable contract with the customer that defines each party’s rights regarding the goods or services to be transferred and identifies the payment terms related to these goods or services; (ii) the contract has commercial substance; and (iii) we determine that collection of substantially all consideration for goods or services that are transferred is likely based on the customer’s intent and ability to pay the promised consideration. We apply judgment in determining the customer's ability and intent to pay, which is based on a variety of factors, including the customer's historical payment experience.

2) Identify the performance obligations of the contract

We enter into contracts that may include multiple performance obligations. We account for individual products and services separately if they are distinct – i.e., if a product or service is separately identifiable from other items in the contract and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

3) Determine the transaction price

The transaction price is determined based on the consideration to which we will be entitled in exchange for transferring goods or services to the customer.

Payment terms and conditions vary by contract type. In instances where the timing of revenue recognition differs from the timing of invoicing, we generally do not include a significant financing component in our contracts since our sale prices are not subject to billing terms and the purpose of our contracts is not to receive financing from, or provide financing to, customers. In addition, the Company uses the practical expedient and does not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less.

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

4) Allocate the transaction price to the performance obligations of the contract

We allocate the transaction price to each performance obligation identified based on its relative standalone selling price ("SSP") out of the total consideration of the contract.

We use judgment in determining the SSP. If the SSP is not observable through standalone transactions, we estimate the SSP by taking into account available information such as geographic or regional specific factors, internal costs, profit objectives, and internally approved pricing guidelines related to the performance obligations.

We typically establish a SSP range for our products and services, which is reassessed on a periodic basis or when facts and circumstances change. SSP for products and services can evolve over time due to changes in Nice pricing practices that are influenced by intense competition, changes in demand for products and services, and economic factors, among others.

For products for which the SSP cannot be determined based on observable prices given that the same products are sold for a broad range of amounts (i.e., the selling price is highly variable), the SSP included in a contract with multiple performance obligations is determined by applying a residual approach whereby all other performance obligations within a contract are first allocated a portion of the transaction price based upon their respective SSP's, with any residual amount of transaction price allocated to these product revenues.

5) Recognize revenue when (or as) the entity satisfies a performance obligation

Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised product or service to the customer.

Software license revenues are recognized at the point in time when the software license is delivered and the customer obtains control of the asset.

Support and maintenance service revenues are recognized ratably over the term of the underlying maintenance contract term. Renewals of maintenance contracts create new performance obligations that are satisfied over the term with the revenues recognized ratably over the period of the renewal.

Professional services revenues are recognized as services are performed. We derive our cloud revenues from subscription services, which are comprised of subscription fees from granting customers access to our cloud computing services and from network connectivity.

Revenue from subscription services is recognized either ratably over the contract period or based on usage, and revenue from network connectivity is based on customer call usage and is recognized in the period the call is initiated.

Costs to Obtain Contracts. We capitalize sales commission as costs of obtaining a contract when they are incremental and if they are expected to be recovered. We apply judgment in estimating the amortization period, by taking into consideration customer contract terms, history of renewals, expected length of customer relationship, as well as the useful life of the underlying technology and products. Amortization of sales commission expense is included in selling and marketing expenses in the accompanying consolidated statements of income. For costs that we would have capitalized and amortized over a period of one year or less, we elected to apply the practical expedient and expense these contract costs as incurred. Commission expense for the years 2019, 2018 and 2017 were $93.1 million; $76.8 million and $92.2 million, respectively.
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
During the fourth quarter of each of the fiscal years ended December 31, 2017, 2018 and 2019, we performed a qualitative assessment for our reporting units and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required. Accordingly, no impairment charge was recognized during any of such fiscal years.
Our other long-lived assets (besides goodwill) and identifiable intangibles that are subject to amortization are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment," whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment indicators include any significant changes in the manner of our use of the assets and significant negative industry or economic trends. Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows to the carrying amount of the asset, an impairment charge is recorded for the excess of the carrying amount over fair value. No impairment charge was recognized during any of such fiscal years.
Income Taxes. To prepare our consolidated financial statements, we estimate our income taxes in each of the jurisdictions in which we operate, and in certain of these jurisdictions, our income taxes our calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdiction. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws.

We account for income taxes in accordance with ASC 740, "Income Taxes." This topic prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized. Deferred tax assets and deferred tax liabilities are presented under long-term assets and long-term liabilities, respectively.

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
Legal Contingencies. We are currently involved in various claims and legal proceedings. We review the status of each matter and assess its potential financial exposure. If the potential. loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss.

Business Combination. We apply the provisions of ASC 805, “Business Combination,” and we allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer relationships, acquired technology and acquired trademarks from a market participant perspective, useful lives and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.
We account for a transaction as an asset acquisition pursuant to the provisions of ASU 2017-01, "Clarifying the Definition of a Business," when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, or otherwise does not meet the definition of a business. Asset acquisition-related costs are capitalized as part of the asset or assets acquired.
Stock-based Compensation. We account for stock-based compensation in accordance with ASC 718, "Compensation - Stock Compensation" ("ASC 718"), which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model and account for forfeitures as they occur.
We recognize compensation expenses for the value of our awards, which have graded vesting, based on the accelerated attribution method over the requisite service period of each of the awards.
We estimate the fair value of stock options granted using the Black-Scholes-Merton option-pricing model, which requires a number of assumptions: the expected volatility is based upon actual historical stock price movements; the expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding; the risk-free interest rate is based on the yield from U.S. Federal Reserve zero-coupon bonds with an equivalent term; and the expected dividend rate (an annualized dividend yield) is based on the per share dividend declared by our Board of Directors. For information on our dividend payments, see Note 14d to our consolidated financial statements included elsewhere in this annual report.
We measure the fair value of restricted stock based on the market value of the underlying shares at the date of grant.
Marketable Securities. We account for investments in debt securities in accordance with ASC 320, "Investments - Debt and Equity Securities." Management determines the appropriate classification of its investments in debt securities at the time of purchase and re-evaluates such determinations at each balance sheet date.
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

Fair Value of Financial Instruments. We apply ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820"). Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. We measure our investments in money market funds classified as cash equivalents, marketable securities and our foreign currency derivative contracts at fair value.
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
The hierarchy is broken down into three levels based on the inputs as follows:
•Level 1 - Valuations based on quoted prices in active markets for identical assets that we have the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment..
•Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
•Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
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
Our marketable securities, exchangeable senior notes and foreign currency derivative contracts are classified within Level 2. For more information, see Note 3, Note 10 and Note 15 to our consolidated financial statements included elsewhere in this annual report.
The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables and trade payables, approximate their fair value due to the immediate or short-term maturities of these financial instruments. The carrying amount of the loan approximates its fair value due to the fact the loan bears a variable interest rate.
Exchangeable Senior Notes. We apply ASC 815 “Derivative and Hedging” (“ASC 815”) and ASC 470 “Debt” (“ASC 470”). Under these standards, we separately account for the liability and equity components of convertible debt instruments that may be settled in cash in a manner that reflects our nonconvertible debt borrowing rate. The liability component at issuance is recognized at fair value, based on the fair value of a similar instrument that does not have a conversion feature. The equity component is based on the excess of the principal amount of the debentures over the fair value of the liability component, after adjusting for an allocation of debt issuance costs, and is recorded as additional paid in capital in excess of par. Debt discounts are amortized as additional non-cash interest expense over the expected life of the debt.
Recently Adopted Accounting Standards
We adopted ASU No. 2016-02 as of January 1, 2019, using the modified retrospective transition method of applying the new standard at the adoption date. Therefore, upon adoption, we recognized and measured leases without revising comparative period information or disclosures.

Upon adoption, we recognized total right of use (“ROU”) assets of $120.6 million, with corresponding lease liabilities of $139.2 million on our consolidated balance sheets. The ROU assets include adjustments for prepayments and accrued lease payments. The adoption did not impact the beginning balance of retained earnings, or prior year consolidated statements of income and statements of cash flows.

For information regarding the impact of Topic 842 adoption, see Significant Accounting Policies – Leases Liability above and Note 11 - Leases.

In August 2017, the FASB issued ASU 2017-12, “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities,” amending the eligibility criteria for hedged items and transactions to expand an entity’s ability to hedge nonfinancial and financial risk components. The new guidance eliminates the requirement to separately measure and present hedge ineffectiveness and aligns the presentation of hedge gains and losses with the underlying hedge item. The new guidance also simplifies the hedge documentation and hedge effectiveness assessment requirements. The amended presentation and disclosure requirements must be adopted on a prospective basis, while any amendments to cash flow and net investment hedge relationships that exist on the date of adoption must be applied on a “modified retrospective” basis, meaning a cumulative effect adjustment to the opening balance of retained earnings as of the beginning of the year of adoption. The new guidance was effective on January 1, 2019 and the adoption did not have a material impact on our consolidated financial statements.

Recently Issued Accounting Standards Not Yet Adopted
In June 2016, the FASB issued ASU 2016-13, "Financial Instruments - Credit Losses (ASC 326)" ("ASU 2016-13"). The amendments in this update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be of greater use to users of the financial statements. ASU 2016-13 is effective for the Company for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is allowed as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The adoption of ASU 2016-13 is not expected to have a significant impact on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04 "Intangibles - Goodwill and Other (ASC 350): Simplifying the Accounting for Goodwill Impairment" ("ASU 2017-04"). ASU 2017-04 eliminates step 2 of the goodwill impairment test, which requires the calculation of the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. ASU 2017-04 is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. The adoption of ASU 2017-04 is not expected to have a significant impact on our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, “Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract.” The new standard requires capitalization of the implementation costs incurred in a cloud computing arrangement that is a service contract, with the requirements for capitalization costs incurred to develop or obtain internal-use software. The new standard also requires presenting the capitalized implementation costs and their related amortization and cash flows on the financial statements to be presented consistently with the prepaid amounts and fees related to the associated cloud computing arrangement. Capitalized implementation costs will be required to be amortized over the term of the arrangement, beginning when the module or component of the cloud computing arrangement that is a service contract is ready for its intended use. The standard will be effective for the Company beginning on January 1, 2020, with early adoption permitted. Entities can choose to adopt the new guidance prospectively or retrospectively. The adoption of ASU 2018-15 is not expected to have a significant impact on our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement" (ASU 2018-13). The amendments in ASU 2018-13 remove, modify and add disclosures for companies required to make disclosures about recurring or nonrecurring fair value measurements under Topic 820. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption of this guidance is permitted. Certain amendments in this guidance are required to be applied prospectively, and others are to be applied retrospectively. The amendments in ASU 2018-13 are disclosure-related only and as such, the adoption of ASU 2018-13 is not expected to have a significant impact on our consolidated financial statements.

Results of Operations
The following table sets forth our selected consolidated statements of income for the years ended December 31, 2018, and 2019, expressed as a percentage of total revenues (totals may not add up due to rounding).

	2018	2019
Revenues
Products	18.3%	17.0%
Services	49.8	45.1
Cloud	31.9	37.9
	100.0	100.0
Cost of revenues
Products	2.2	1.5
Services	15.9	13.9
Cloud	16.3	18.4
	34.4	33.8

Gross profit	65.6	66.2

Operating expenses
Research and development, net	12.7	12.3
Selling and marketing	25.7	25.4
General and administrative	10.6	10.6
Amortization of acquired intangibles	2.9	2.7
Total operating expenses	51.9	51.0

Operating income	13.7	15.2
Financial expenses and other, net	0.8	0.3

Income before taxes	12.9	14.9
Taxes on income	1.9	3.1

Net income	11.0	11.8

Comparison of Years Ended December 31, 2018 and 2019
For a comparison of years ended December 31, 2017 and 2018, please refer to Item 5 in our annual report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 5, 2019.
Our revenues increased by approximately $129.4 million, or 9%, from $1,444.5 million in the year ended December 31, 2018 to $1,573.9 million in the year ended December 31, 2019. The increase consisted of a $109 million increase in Customer Engagement revenue and a $20.4 million increase in Financial Crime and Compliance revenue.

The revenue growth of our Customer Engagement business segment in 2019 is mainly attributed to the increased demand for our cloud offerings including the ongoing expansion of our customer base into the mid-market and a full year inclusion of the 2018 acquisition of Mattersight.

The revenue growth in our Financial Crime and Compliance business segment in 2019 is primarily attributed to new solution offerings and cloud expansion in the mid-market.

	Years Ended December 31,		Percentage
	(In millions)		Change
	2018	2019	2018-2019
Product revenues	$263.8	$269.1	2.0%
Service revenues	719.5	709.1	(1.4)
Cloud revenues	461.2	595.7	29.2
Total revenues	$1,444.5	$1,573.9	9.0%

Our product revenue was $269.1 million in 2019 compared to $263.8 million in 2018. The increase of 2.0%, or $5.3 million in product revenues is primarily attributed to increased demand for our Financial Crime and Compliance solutions.

Our service revenues in 2019 decreased by 1.4%, or $10.4 million, to $709.1 million compared to $719.5 million in 2018, mainly due to decrease in professional services revenues from on-premise implementations resulting primarily from our transition to increased cloud delivery of our solutions.

Our cloud revenues in 2019 increased by 29.2%, or $134.5 million, to $595.7 million compared to $461.2 million in 2018, mainly due to growing demand for our cloud platforms including new customers buying cloud-based solutions, our expansion in the mid-market and full year inclusion of the 2018 acquisition of Mattersight.

Revenue by Region

	Years Ended December 31,		Percentage
	(In millions)		Change
	2018	2019	2018-2019
United States, Canada and Central and South America (“Americas”)	$1,123.9	$1,234.5	9.8%
Europe, the Middle East and Africa (“EMEA”)	206.9	216.2	4.5
Asia-Pacific (“APAC”)	113.7	123.2	8.4
Total revenues	$1,444.5	$1,573.9	9.0%

Revenue in Americas increased in 2019 by 9.8%, or $110.6 million, to $1,234.5 million compared to $1,123.9 million in 2018, mainly due to increased demand for our Customer Engagement Solutions delivered via our cloud platforms and to the full year inclusion of the 2018 acquisition of Mattersight.

Revenue in EMEA increased in 2019 by 4.5%, or $9.3 million, to $216.2 million compared to $206.9 million in 2018, mainly due to increased demand for our Financial Crime and Compliance solutions. Revenues in EMEA increased 8% in 2019 on a constant currency basis.
Revenue in APAC increased in 2019 by 8.4%, or $9.5 million, to $123.2 million compared to $113.7 million in 2018. Growth in revenue in 2019 is mainly due to increased demand for our Financial Crime and Compliance solutions.

Cost of Revenues

	Years Ended December 31,		Percentage
	(In millions)		Change
	2018	2019	2018-2019
Cost of product revenues	$31.1	$22.9	(26.3)%
Cost of service revenues	229.7	219.0	(4.7)
Cost of cloud revenues	236.0	289.9	22.8
Total cost of revenues	$496.8	$531.8	7.0%

Our cost of product revenues in 2019 decreased by $8.2 million, or 26.3%, compared to 2018 and decreased as a percentage of product revenue compared to 2018, mainly due to a shift in the proportion of sales attributed to our different products sold during 2019.
Our cost of service revenues in 2019 decreased by $10.7 million, or 4.7%, compared to 2018 and decreased as a percentage of service revenue. The decrease as a percentage of service revenue in 2019 is primarily attributed to increased efficiency in our services organization.
Our cost of cloud revenues in 2019 increased by $53.9 million, or 22.8%, compared to 2018 and decreased as a percentage of cloud revenue. The increase is primarily due to increase in our cloud sales, the 2018 acquisition of Mattersight and amortization of internal use software. The decrease as percentage of revenue is primarily due to scaling in our cloud business and efficiencies in our internal operations.

Gross Profit

	Years Ended December 31,		Percentage
	(In millions)		Change
	2018	2019	2018-2019
Gross profit on product revenues	$232.7	$246.2	5.8%
as a percentage of product revenues	88.2%	91.5%
Gross profit on service revenues	489.9	490.1	—
as a percentage of service revenues	68.1	69.0
Gross profit on cloud revenues	225.1	305.9	35.9
as a percentage of cloud revenues	48.8	51.3
Total gross profit	$947.7	$1,042.2	10.0%
as a percentage of total revenues	65.6%	66.2%
Our gross profit on product revenues was $246.2 in 2019 compared to $232.7 in 2018, representing an increase of $13.5 million, or 5.8%, which is mainly attributed to the increased demand for our Financial Crime and Compliance solutions as a result of increased demand of financial institutions throughout our markets. Our gross profit of product revenue as percentage of product revenue increased to 91.5% in 2019 compared to 88.2% in 2018, mainly due to a shift in the proportion of sales attributed to our different products sold during 2019.
Our gross profit on service revenues was $490.1 in 2019 compared to $489.9 in 2018 and increased as a percentage of service revenue to 69.0% in 2019 compared to 68.1% in 2018. Increase in service revenue gross margin in 2019 is mainly attributed to efficiencies in our service organization.
Our gross profit on cloud revenues in 2019 increased by $80.8 million, or 35.9%, compared to 2018 and increased as a percentage of cloud revenue to 51.3% in 2019 compared to 48.8% in 2018. Increase in cloud gross profit and margin is mainly attributed to scaling in our cloud business and efficiencies in our internal operations.

Operating Expenses

	Years Ended December 31,		Percentage
	(In millions)		Change
	2018	2019	2018-2019
Research and development, net	$183.8	$193.7	5.4%
Selling and marketing	370.7	399.3	7.7%
General and administrative	153.3	168.0	9.6%
Amortization of acquired intangible assets	42.3	42.4	0.3%
Total operating expenses	$750.1	803.4	7.1%

Research and Development, Net. Net research and development expenses increased by $9.9 million to $193.7 million in 2019 compared to $183.8 million in 2018, and represented 12.3%and 12.7% of revenues in 2019 and 2018, respectively. The increase in research and development expenses is attributed mainly to an increase in headcount to further drive innovation in our solutions, to support the transition to cloud platforms and as a result of the full year inclusion of the 2018 acquisition of Mattersight.

Selling and Marketing Expenses. Selling and marketing expenses increased by $28.6 million to $399.3 million in 2019 compared to $370.7 million in 2018, which represented 25.4% and 25.7% of total revenues in 2019 and in 2018, respectively. The increase in selling and marketing expenses is attributed primarily to increase in marketing costs related to lead generation and driving increased brand recognition and the full year inclusion of the 2018 acquisition of Mattersight.

General and Administrative Expenses. General and administrative expenses in 2019 were $168.0 million compared to $153.3 million in 2018, which represented 10.7% of total revenues in 2019, as compared to 10.6% of total revenues in 2018. The increase in general and administrative expenses is attributed primarily to increase in headcount and to the full year inclusion of the 2018 acquisition of Mattersight.

Amortization of acquired intangible assets. Amortization of acquired intangible assets included in the operating expenses in 2019 and 2018 were $42.4 million and $42.3 million respectively, representing 2.7% and 2.9% of our revenues, respectively.
Financial Expenses and Other, net

	Years Ended December 31,		Percentage
	(In millions)		Change
	2018	2019	2018-2019
Financial expenses and other, net	$10.9	$4.4	(59.6)%

Financial Expense and Other, net. Financial expenses and other, net, decreased by $6.5 million to $4.4 million in 2019 compared to $10.9 million in 2018. The decrease in financial expenses and other, net is attributable primarily to increasing interest income due to both higher yield on our investment portfolio and higher investments balances.
Taxes on Income. Total tax expenses were $48.4 million in 2019 and $27.4 million in 2018. Our effective tax rate was 20.6% in 2019 and 14.7% in 2018.
The increase in 2019 of $21 million in tax expenses is primarily due to the increase in the pre-tax income in 2019 and the impact of the U.S. Tax Reform, which reduces certain tax deductible expenses. See Note 2 and Note 13 to the consolidated financial statements included in this annual report for more details about the U.S. Tax Reform and its effects.
The increase in our effective tax rate from 14.7% in 2018 to 20.6% in 2019 is mainly due to an increasing proportion of our revenue in the U.S., which imposes higher tax rates than many of the other jurisdictions in which we operate, and the above mentioned impact of the U.S. Tax Reform.

The majority of our income in Israel continues to benefit from lower tax rates, which was 12.0% in 2019 and 2018, pursuant to our Preferred Technology Enterprise programs, which is discussed in Note 13 of our consolidated financial statements under the caption “Taxes on Income”.
Net Income from continuing operations. Net income increased by $26.6 million to $185.9 million in 2019 compared to $159.3 million in 2018. The increase in 2019 resulted primarily from an increase in our revenue and gross profit, partially offset by higher operating expenses and tax expenses.
Liquidity and Capital Resources
In recent years, the cash generated from our operating activities has financed our operations as well as the repurchase of our ordinary shares. Generally, we invest our excess cash in highly liquid investment grade securities. As of December 31, 2019, we had $981.5 million of cash and cash equivalents and short-term and long-term investments, as compared to $730.8 million at December 31, 2018.
Cash provided by operating activities was $374.2 million and $396.6 million in 2019 and 2018, respectively. Net cash from operations in 2019 consisted primarily of net income of $185.9 million, adjusted for non-cash activities such as depreciation and amortization of $173.2 million, stock-based compensation of $80.9 million as well as working capital changes derived from an increase in deferred revenues of $13.8 million, increase in accrued expenses and other liabilities of $31.7 million, decrease in deferred taxes of $12.2 million and increase in trade receivables of $29.9 million. Net cash from operations in 2018 consisted primarily of net income of $159.3 million, adjusted for non-cash activities such as depreciation and amortization of $157.1 million, stock-based compensation of $67.2 million as well as working capital changes derived from an increase in deferred revenues of $92.8 million, increase in accrued expenses and other liabilities of $48.1 million, decrease in deferred taxes of $30.2 million and decrease in trade receivables of $72.6 million.
Net cash used in investing activities was $344.3 million and $460.8 million in 2019 and 2018, respectively. In 2019, net cash used in investing activities consisted primarily of payment for the acquisition of Brand Embassy in the amount of $21.9 million, net investment in marketable securities and short-term bank deposits of $256.3 million and purchase of property, equipment of $27.3 million and capitalization of internal use software costs of $34.7 million. In 2018, net cash used in investing activities consisted primarily of payment for the acquisition of Mattersight in an amount of $104.8 million, net investment in marketable securities and short-term bank deposits of $292.3 million and purchase of property, equipment of $31.4 million and capitalization of internal use software costs of $32.2 million.
Net cash used in financing activities was $42.7 million and $16.3 million in 2019 and 2018, respectively.
In 2019, net cash used in financing activities was attributed primarily to the repurchase of our ordinary shares of $47.3 million which were partly offset by proceeds from issuance of shares upon exercise of options of $5.4 million. In 2018, net cash used in financing activities was attributed primarily to the repurchase of our ordinary shares of $26 million and repayment of a short-term bank loan, which were partly offset by proceeds from issuance of shares upon exercise of options of $19.0 million.
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

Contractual Obligations
Set forth below are our contractual obligations and other commercial commitments as of December 31, 2019 (in thousands).

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3-5 years	More than 5 years
Debt obligations, including estimated interest *	531,975	10,254	228,830	292,891	—
Operating Leases	165,336	23,118	38,929	21,817	81,473
Unconditional Purchase Obligations	65,374	35,136	28,130	2,108	—
Severance Pay**	14,596
Total Contractual Cash Obligations	777,281	68,508	295,889	316,816	81,473
Uncertain Income Tax Positions ***	64,884
* Debt obligations mainly include senior exchangeable notes and loan. The principal balances of the senior exchangeable notes are reflected in the payment periods in the table above based on their respective contractual maturities assuming no conversion. However, the conversion period for this Notes was open as of January 1, 2020, and as such the value of the senior exchangeable notes is included within current liabilities on our consolidated balance sheets. See Note 15 to our consolidated financial statements included elsewhere in this Annual Report for further details.

** Severance pay relates to accrued obligations to employees as required under applicable labor laws. These obligations are payable only upon termination, retirement or death of the respective employees.
*** Uncertain income tax positions under ASC 740 are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 13(i) of our consolidated financial statements for further information regarding our liability under ASC 740.

		Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1- 3 years	3- 5 years	More than 5 years
Guarantees	4,776	4,451	325	—	—

Item 6. Directors, Senior Management and Employees.
Item 6A. Directors and Senior Management.
The following tables set forth, as of April 5, 2020, the name, age and position of each of our directors and executive officers and, in regard to our directors, any of the committees of our board of directors on which they serve and whether any such director is an outside director:
Members of the Board of Directors

Name	Age	Position	Audit Committee Member	Compensation Committee Member	Internal Audit Committee Member	Mergers and Acquisitions Committee Member	Nominations Committee Member	Outside Director*
David Kostman	55	Chairman of the Board of Directors	X			X	X
Rimon Ben-Shaoul	75	Director	X			X
Dan Falk	75	Director	X	X	X	X	X	X
Yocheved Dvir	67	Director	X	X	X			X
Yehoshua Ehrlich	70	Director				X
Leo Apotheker	66	Director		X		X
Joe Cowan	71	Director		X		X
Zehava Simon	61	Director	X	X	X			X
*See Item 6, “Directors, Senior Management and Employees—Board Practices— Outside Directors.”

Members of Management

Name	Age	Position
Barak Eilam	45	Chief Executive Officer
Beth Gaspich	54	Chief Financial Officer
Eran Liron	52	Executive Vice President, Marketing and Corporate Development
Barry Cooper	49	President, Enterprise Group
Craig Costigan	59	Chief Executive Officer, NICE Actimize
Paul Jarman	50	Chief Executive Officer, NICE inContact
Shiri Neder	44	Executive Vice President, Human Resources
Tali Mirsky	47	Corporate Vice President, General Counsel and Corporate Secretary

David Kostman has served as one of our directors since 2001 (with the exception of the period between June 2007 and July 2008), and as our Chairman of the Board since February 2013. Mr. Kostman is currently co-CEO and board member of Outbrain, Inc. and serves on the board of directors of ironSource Ltd. and Tivit S.A. and is a member of Nanoosh LLC. Mr. Kostman is also a former board member of publicly traded Retalix Ltd. (acquired by NCR). From 2006 until 2008, Mr. Kostman was a Managing Director in the investment banking division of Lehman Brothers, heading the Global Internet Group. From April 2003 until July 2006, Mr. Kostman was Chief Operating Officer and then Chief Executive Officer of Delta Galil USA, a subsidiary of publicly traded Delta Galil Industries Ltd. From 2000 until 2002, Mr. Kostman was President of the International Division and Chief Operating Officer of publicly traded VerticalNet Inc. Prior to that Mr. Kostman worked in the investment banking divisions of Lehman Brothers from 1994 to 2000, focusing on the technology and Internet sectors, and NM Rothschild & Sons from 1992 to 1993, focusing on mergers and acquisitions and privatizations. Mr. Kostman holds a Bachelor’s degree in Law from Tel Aviv University and a Master’s degree in Business Administration from INSEAD.
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
Dan Falk has served as one of our outside directors since 2001. From 1999 to 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V. From 1985 to 1999, Mr. Falk served in various positions in Orbotech Ltd., the last of which were Chief Financial Officer and Executive Vice President. From 1973 to 1985, he served in several executive positions in the Israel Discount Bank. Mr. Falk also serves on the board of directors of Ormat Technologies Inc., and until recently served on the board of directors of each of Attunity Ltd. and Orbotech Ltd. Mr. Falk holds a Bachelor’s degree in Economics and Political Science and a Master’s degree in Business Administration, both from the Hebrew University, Jerusalem.

Yocheved Dvir has served as one of our outside directors since January 2008. Since 2000, Ms. Dvir has served as a strategic advisor in business development affairs to multiple companies and initiatives. Ms. Dvir also serves on the board of directors of Menorah Insurance Company and its subsidiary, Xenia Venture Capital and Endey Med. She recently served on the boards of Alrov Real Estate, Visa Cal, Trendline Business Information & Communications Ltd., Israel Corporation Ltd., ECI Telecom Ltd., Strauss Industries Ltd., Phoenix Holding and Phoenix Insurance Co. Between 1990 and 2000, Ms. Dvir served as a Senior Vice President of the Migdal Group. Ms. Dvir joined the Migdal Group in 1981 and, until late 2000, held a number of senior financial and managerial positions, including Head of the Group’s Economics Department (1986-1988), Head of the Group’s Corporate Office from 1989 to 1992, Head of the Group’s General Insurance Division and Corporate Office from 1993 to 1997, Group CFO from 1997 to 1999, and Head of the Group’s Strategic Development Division and Marketing Array and Risk Manager in 2000. Ms. Dvir holds a Bachelor’s degree in Economics and Statistics from the University of Haifa and completed studies towards a second degree in Statistics from the Hebrew University of Jerusalem.
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
Leo Apotheker has served as one of our directors since August 2013. Mr. Apotheker was the Managing Partner and co-founder of Efficiency Capital SAS, a growth capital advisory firm, from 2012 to 2014. From 2010 to 2011, Mr. Apotheker served as Chief Executive Officer of Hewlett Packard. From 2008 to 2010, he served as Chief Executive Officer of SAP AG. In addition, he is currently chairman of the board of Unit4, a leading Dutch software company, and Syncron AB, Vice Chairman and Lead Director of Schneider SE, and a member of the board of MercuryGate, P2 Energy Services and Taulia Inc. Mr. Apotheker holds a Bachelor’s degree in Economics and International Relations from the Hebrew University of Jerusalem.
Joe Cowan has served as one of our directors since August 2013. From October 2013 until September 2017, Mr. Cowan was the CEO and director of Epicor. Since September 2016 Mr. Cowan has been a director of ChannelAdvidsor, Inc. and since January 2019 the Chairman of the Board of SAI Global a private company owned by Baring Private Equity Asia. During 2013, Mr. Cowan also served as President of DataDirect Networks, Inc. From 2010 until 2013, Mr. Cowan served as the Chief Executive Officer and President of Online Resources Corp. During 2009, he served as an Operating Executive and Consultant at Vector Capital. From 2007 to 2009, Mr. Cowan served as the Chief Executive Officer of Interwoven Inc. From 2004 to 2006, Mr. Cowan served as the President and Chief Executive Officer of Manugistics Inc. and Manugistics Group Inc. Prior to that, Mr. Cowan served in various senior executive positions, including as the Chief Operating Officer of Baan Co. NV and Avantis GOB NV. He has been a Director of DataDirect Networks, Inc. between 2011 and February 2013. Mr. Cowan has also served on the boards of various publicly traded companies, including ChannelAdvidsor Inc., Interwoven Inc., Online Resources Corporation, Manugistics Group Inc. and Blackboard Inc., as well as several private companies. Mr. Cowan holds an M.S. degree in Electrical Engineering from Arizona State University and holds a B.S. degree in Electrical Engineering from Auburn University.
Zehava Simon has served as one of our outside directors since July 2015. Ms. Simon served as a Vice President of BMC Software Inc. from 2000 until 2013, most recently as Vice President of Corporate Development. From 2002 to 2011, Ms. Simon also served as Vice President and General Manager of BMC Software in Israel. Prior to that, Ms. Simon held various positions at Intel Israel, which she joined in 1982, including acting as leader of Finance and Operations and Business Development for Intel in Israel. Ms. Simon is currently a board member of Audiocodes Ltd., a public company traded on NASDAQ and TASE, Nova Measurements, a publicly-traded company on NASDAQ and TASE, and Amiad Water Systems, a public company traded on the London Stock Exchange. Ms. Simon is a former member of the board of directors of Insightec Ltd., M-Systems Ltd. (acquired by SanDisk Corp.) and Tower Semiconductor Ltd. Ms. Simon holds a B.A. in Social Sciences from the Hebrew University, Jerusalem, a law degree (LL.B.) from the Interdisciplinary Center in Herzliya and an M.A. in Business and Management from Boston University.

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
Barry Cooper has been with NICE since March 2011 and serves as our Enterprise Group President as of January 2019. From May 2016 until December 2018, he served as our Chief Operating Officer (COO). Prior to serving as COO, Mr. Cooper served as Vice President, Business Operations for APAC from March 2011 until June 2013, and as of July 2013 and until assuming the role of COO, he served as Executive Vice President, Professional Services and Cloud. Prior to joining NICE, Mr. Cooper was a Management Consultant at Accenture; the Head of Customer Service, IT and Billing at Time Telekom, Malaysia; and Vice President of Professional Services, APAC for CSG Systems, later Comverse. Mr. Cooper holds a First Class Bachelor of Computer Science and Mathematics with Honors from Salford University in the United Kingdom.
Craig Costigan has served as NICE Actimize CEO since November 2018. From 2016 to 2018, he served as President of Capital Markets & Credit at Fidelity National Information Services Inc. (FIS), where he managed a team of approximately 4,000 staff worldwide, overseeing risk, compliance, credit, security finance, securities processing and market data solutions and services for over 2,000 banks, broker dealers, investment firms, hedge funds, insurance companies and clients in the financial market. Prior to that, Mr. Costigan served as President of the Risk, Compliance and Global Securities Business at SunGard. Mr. Costigan holds a BS in Economics from Northeastern University.
Paul Jarman has served as NICE inContact CEO since November 2016 and served as inContact CEO from January 2005 until we acquired inContact. From December 2002 until becoming CEO in January 2005, Mr. Jarman served as inContact’s President. Prior to December 2002, he served as inContact’s Executive Vice President. Mr. Jarman was instrumental in guiding inContact from its roots in telecommunications to its strategic offering of cloud-based contact center solutions and has been a part of every major enhancement the company has made since 1997. Mr. Jarman led inContact's listing on NASDAQ.Prior to joining inContact, he was an executive with HealthRider, Inc. Mr. Jarman holds a Bachelor of Science degree in Accounting from the University of Utah.
Shiri Neder has served as our Executive Vice President, Human Resource since February 2018. Prior to joining NICE, Ms. Neder was the Corporate Vice President, Head of Human Resources at Nova Measuring Instruments. Prior to that, Ms. Neder worked at Amdocs as Vice President, Human Resources for the Product and Delivery organizations and served as head of Amdocs’ Talent Development organization.In addition, Ms. Neder has held positions at Microsoft where she established the Human Resources function for the Telecom division as well as served as Regional Senior Human Resources Manager for the EMEA region. Ms. Neder holds a B.A. in Social Science and an M.A. in Law from Bar Ilan University.

Tali Mirsky has served as our Corporate Vice President, General Counsel and Corporate Secretary since March 2018. From 2010 to early 2018, she served as Global Vice President of Legal Affairs and Corporate Secretary at Frutarom Industries Ltd., where she led the company’s M&A transactions in addition to managing the company’s legal department and handling all legal matters and corporate and securities related items. Prior to that, Ms. Mirsky served as Vice President, General Counsel and Corporate Secretary of Alvarion, led Business and Legal Affairs at Nicast and Midbar Tech and was an associate with Naschitz Brandes & Co law office. She holds an LL.B. in Law and Business Administration from IDC, Herzliya and is admitted to practice law in Israel.
There are no family relationships between any of the directors or executive officers named above.
Item 6B. Compensation.
(a) Aggregate Executive Compensation
The aggregate compensation paid to or accrued on behalf of all our directors and executive officers as a group of 19 persons during 2019 consisted of approximately $8.7 million in salary, fees, bonus, commissions and directors’ fees and approximately $0.3 million in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts we expended for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel.
Our compensation policy for our executive management team, as approved by our shareholders, following the recommendation of our compensation committee and approval by our Board of Directors (as amended, the "Compensation Policy"), is annually reviewed and approved by our Board of Directors, as is any bonus payment made under the policy.
We have a performance-based bonus plan for our executive management team. The plan is based on our overall performance, the particular unit performance, individual performance and the results of the customer satisfaction survey conducted annually. The measurements can change from year to year, based on a combination of financial parameters, including revenues, booking and operating income. The plan is reviewed and approved by our compensation committee and Board of Directors annually, as is any bonus payment under the plan.

During 2019, our officers and directors received, in the aggregate, (i) options to purchase 79,820 ordinary shares, that include 37,040 options with an exercise price equal to the par value of the ordinary shares (the “par value options”), and (ii) 123,257 restricted share units, under our equity based compensation plans. The options (other than the par value options) have a weighted average price of $151.63 and all options will expire six years after the date of grant. The restricted shares units are granted at par value of the ordinary shares.
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
On July 9, 2015, at our 2015 annual general meeting of shareholders, following the recommendation of our compensation committee and approval by our Board of Directors, our shareholders approved an amended Compensation Policy for directors and officers. In addition, our shareholders approved a special annual cash fee for the Chairman of the Board in the amount of NIS 450,000 (equivalent to approximately $124,723). The special annual fee is subject to adjustment for changes in the Israeli consumer price index after September 2012. At the Company's special general meeting held on December 21, 2016 and annual general meeting held on September 18, 2019, following the recommendation of our compensation committee and approval by our Board of Directors, our shareholders approved certain amendments to the Compensation Policy, as further discussed below in Item 10, "Additional Information. – Approval of Office Holder Compensation" in this annual report.

(b) Individual Compensation of Covered Executives
The following describes the compensation of our five most highly compensated executive officers in 2019, based on the total of salary costs, bonus cost and equity costs for equity granted and expensed in 2019 ("Covered Executives").
The compensation specified below is broken down into the following components (all amounts specified below are in terms of cost to the Company, as recorded in our financial statements). U.S. dollar amounts indicated for Salary, Bonus and Equity Costs are in thousands of dollars.
(1)Salary Costs. Salary Costs include gross salary, benefits and perquisites, including those mandated by applicable law which may include, to the extent applicable to each Covered Executive, payments, contributions and/or allocations for pension, severance, vacation, travel and accommodation, car or car allowance, medical insurances and risk insurances (e.g., life, disability, accidents), phone, convalescence pay, relocation, payments for social security, and other benefits consistent with the Company's guidelines.
(2)Bonus Costs. Bonus Costs represent bonuses granted to the Covered Executive with respect to the year ended December 31, 2019, paid in accordance with the Company's performance-based bonus plan or as detailed in footnotes below.
(3)Equity Costs. Represents the expense recorded in our financial statements for the year ended December 31, 2019, with respect to equity granted in 2019 and in previous years (if applicable). For assumptions and key variables used in the calculation of such amounts see Note 14b of our audited consolidated financial statements.
i.Barak Eilam – CEO. Salary Costs - $949; Bonus Costs - $1,208; Equity Costs - $2,681 expense recorded in 2019 for equity granted in 2019 and $8,261 expense recorded in 2019 for equity granted in previous years.
ii.Paul Jarman – CEO, NICE inContact. Salary Costs - $620; Bonus Costs - $627; Equity Costs - $773 expense recorded in 2019 for equity granted in 2019 and $1,975 expense recorded in 2019 for equity granted in previous years.
iii.Yaron Hertz – President, NICE Americas. Salary Costs - $452; Bonus Costs - $549 and $894 expense recorded in 2019 for equity granted in 2019 and $871 expense recorded in 2019 for equity granted in previous years.
iv.Barry Cooper – President, Enterprise Group. Salary Costs - $446; Bonus Costs - $384; Equity Costs - $950 expense recorded in 2019 for equity granted in 2019 and $808 expense recorded in 2019 for equity granted in previous years.
v.Beth Gaspich – CFO. Salary Costs - $436; Bonus Costs - $417; Equity Costs - $930 expense recorded in 2019 for equity granted in 2019 and $793 expense recorded in 2019 for equity granted in previous years.
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

General Board Practices
Our articles of association provide that the number of directors serving on the Board shall be not less than three but shall not exceed thirteen. Our directors, other than outside directors, are elected at the annual shareholders meeting to serve until the next annual meeting or until their earlier resignation, death, bankruptcy, incapacity or removal by an extraordinary resolution of the general shareholders meeting. Directors may be re-elected at each annual shareholders’ meeting. The Board may appoint additional directors (whether to fill a vacancy or create new directorships) to serve until the next annual shareholders meeting, provided, however, that the Board shall have no obligation to fill any vacancy unless the number of directors is less than three.
The Board may, subject to the provisions of the Israeli Companies Law, appoint a committee of the Board and delegate to such committee all or any of the powers of the Board, as it deems appropriate. Notwithstanding the foregoing and subject to the provisions of the Israeli Companies law, the Board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees. The Board has appointed an internal audit committee under the Israeli Companies Law that has three members, an audit committee that has five members, a compensation committee that has five members, a nominations committee that has two members and a mergers and acquisitions committee that has six members. In addition, from time to time the Board may appoint an ad hoc committee for certain purposes, such as the review, negotiation and recommendation of approval of M&A transactions. We do not have, nor do our subsidiaries have, any service contracts granting to the directors any benefits upon termination of their service as Board members.
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
Outside directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:
•the majority of shares voted at the meeting shall include at least a majority of the shares of non-controlling shareholders present at the meeting and voting on the matter (without taking into account the votes of the abstaining shareholders); or
•the total number of shares of non-controlling shareholders voted against the election of the outside directors does not exceed two percent of the aggregate voting rights in the company.

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
Internal Audit Committee
The Israeli Companies Law requires public companies to appoint an internal audit committee. The role of the internal audit committee under the Israeli Companies Law is to examine flaws in the management of the company’s business in consultation with the internal auditors and the independent accountants, and to propose remedial measures to the Board. The internal audit committee also reviews interested party transactions for approval as required by law, including approval of the remuneration of a director in any capacity, which also requires Board, compensation committee and shareholder approval. The internal audit committee also assesses our internal audit system and the performance of our internal auditor and oversees the implementation and enforcement of our compliance program. Under the Israeli Companies Law, an internal audit committee must consist of at least three directors, including all of the outside directors. The members of the internal audit committee must satisfy certain independence standards under the Israeli Companies Law, and the chairman of the internal audit committee must be an outside director. The following may not serve as members of the internal audit committee: the chairman of the Board of Directors, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to the company or to its controlling shareholder, any director who derives most of its income from the controlling shareholder and a controlling shareholder or any relative of a controlling shareholder. Pursuant to the 2016 Relief Amendments, the Company may elect to opt out of the composition and attendance rules set with respect to the internal audit committee under the Israeli Companies Law, so long as the company complies with the SEC regulations and NASDAQ listing rules regarding the composition and attendance rules in that respect. At this time, our Board of Directors has not made an election to opt out of such requirements.
All of the current members of our internal audit committee (presently comprised of Yocheved Dvir (Chairman), Dan Falk and Zehava Simon) meet these qualifications.
Internal Auditor
Under the Israeli Companies Law, the Board of Directors must appoint an internal auditor, proposed by the internal audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s activities comply with the law and orderly business procedures. Under the Israeli Companies Law, the internal auditor may be an employee of the company but may not be an interested party or office holder, or a relative of any interested party or office holder and may not be a member of the company’s independent accounting firm or its representative. We have appointed an internal auditor in accordance with the requirements of the Israeli Companies Law.
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
Pursuant to the NASDAQ rules, our compensation committee is required to consist of at least two members, with all members of the compensation committee required to be independent, unless we elect to take advantage of the exemption provided to foreign private issuers to comply with home country practice instead of the listing rules of exchanges such as NASDAQ, which we do not presently intend to do. The determination of whether a director is independent takes into account all factors relevant to whether a director has a relationship with the Company which would be material to such director’s ability to be independent from management in connection with carrying out the duties of a compensation committee member. Factors required for consideration in making this determination specifically include (i) the source of compensation of such director (including any consulting, advisory or other compensatory fee paid to such director) and (ii) whether such director is affiliated with the Company or one of its affiliates or subsidiaries. Pursuant to the NASDAQ rules, we are also required to have a compensation committee charter, which, among other things, must set forth the scope of the compensation committee’s responsibilities and how they will be carried out, as well as grant the compensation committee the power to retain compensation advisers following consideration of certain factors that may be indicative of a conflict of interest by the compensation adviser in rendering compensation advice.
Our Board of Directors adopted a compensation committee charter that includes the requirements of the NASDAQ rules. However, the charter provides that if there is any conflict between the responsibilities and requirements set forth therein and either the Israeli Companies Law or the Compensation Policy, the latter will govern. For information regarding the Compensation Policy, see Item 10, “Additional Information – Memorandum and Articles of Association – Approval of Office Holder Compensation” in this annual report.
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

Employees
As of December 31, 2019, we had 5,996 employees worldwide, which represented an increase of approximately 8.9% from December 31, 2018.
The following table sets forth the number of our full-time employees at the end of each of the last three fiscal years as well as the main category of activity and geographic location of such employees:

	At December 31,
Category of Activity	2017	2018	2019

Customer Support*	2,095	2,196	2,344
Sales & Marketing	1,169	1,210	1,294
Research & Development	1,396	1,482	1,695
General & Administrative	548	616	663
Total	5,208	5,504	5,996

Geographic Location
Israel	913	856	864
Americas	2,557	2,649	2,751
Europe	510	512	531
Asia Pacific	1,228	1,487	1,850
Total	5,208	5,504	5,996

* Including the number of employees designated under "Operations" in previous reports.
We also utilize temporary employees in various activities. On average, we employed 63 temporary employees and obtained services from 1,027 consultants (not included in the numbers set forth above) during 2019.
Our future success will depend in part upon our ability to attract and retain highly skilled and qualified personnel. Although competition for such personnel is generally intense, we believe that adequate personnel resources are currently available to meet our requirements.
In almost all jurisdictions, we are not a party to any collective bargaining agreement with our employees or with any labor organization. However, we are subject to certain labor related statutes and certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists’ Association of Israel) that apply to our Israeli employees by order of the Israeli Ministry of Labor and Welfare. These statutes and provisions principally deal with the length of the work day and the work week, minimum wages, insurance coverage of work-related accidents, determination of severance pay and the provisions of other employment matters. Israeli law generally requires the payment of severance pay by employers upon an employee’s death, retirement or termination of employment by the employer without due cause. We currently fund our ongoing severance payment obligations in Israel by making monthly payments to approved severance funds or insurance policies. For more information please see Note 2p of our consolidated financial statements. In addition, according to the National Insurance Law, Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, an organization similar to the U.S. Social Security Administration. These contributions entitle the employees to benefits in periods of unemployment, work injury, maternity leave, disability, reserve military service and bankruptcy or winding-up of the employer. Since January 1, 1995 these contributions also include payments for national health insurance. The payments to the National Insurance Institute are equal to approximately 14.6% of an employee’s salary (up to a certain cap as determined from time to time by the law), of which the employee contributes approximately 6.6% and the employer contributes approximately 8.0%.

In addition, we pay severance benefits to our employees located elsewhere in accordance with local laws and practices of the countries in which they are employed, including our U.S. based employees pursuant to the U.S. Federal Department labor legislation and requirements and local state regulations.
Employment Agreements
We have employment agreements with our officers. Pursuant to these employment agreements, each party may terminate the employment without cause by giving a 30, 60 or 90 day prior written notice (six to twelve months in case of certain senior officers). In addition, we may terminate such agreement for cause with no prior notice. The agreements generally include non-competition and non-disclosure provisions, although the enforceability of non-competition provisions in employment agreements may be limited under applicable law.
Share Ownership
As of March 17, 2020, our directors and executive officers then-serving beneficially owned options to purchase an aggregate of 278,317 ordinary shares that were vested on such date or that are scheduled to vest within 60 days thereafter, or approximately 0.44% of our outstanding ordinary shares. The options have an average exercise price of $58.82 per share and expire between 2020 and 2027. No individual director or executive officer beneficially owns 1% or more of our outstanding ordinary shares.
The following is a description of each of our option equity plans under which awards were outstanding during 2019.
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
Under each of the Plans, the Company's employees, directors, consultants and/or contractors may be granted any equity-related award, including: any type of an option to acquire the Company ordinary shares; share appreciation right; share and/or restricted share award (“RSA”); restricted stock unit (“RSU”) and/or other share unit; and/or other share-based award and/or other right or benefit under the Plans, including any such equity-related award that is a performance based award (each an “Award”). In regard to the 2008 Plan, please see the discussion below regarding performance-based awards beginning calendar year 2014.
Generally, under the terms of the Plans, unless determined otherwise by the administrator of the Plans, 25% of an Award granted becomes exercisable on the first anniversary of the date of grant and 6.25% becomes exercisable once every quarter during the subsequent three years. Specifically with respect to RSUs and options granted with an exercise price equal to the nominal value of an ordinary share (“par value options”), unless determined otherwise by the Board of Directors, 25% of the RSUs and the par value options granted become vested on each of the four consecutive annual anniversaries following the date of grant. Certain executive officers are entitled to acceleration of vesting of Awards in the event of a change of control, subject to certain conditions. Awards with a vesting period expire six years after the date of grant. Pursuant to a resolution of the Company's Board of Directors dated February 4, 2014, options that are performance-based and that were granted during calendar year 2014 and thereafter shall expire seven years following the date of grant. The maximum number of shares that may be subject to Awards granted under each of the Plans is calculated each calendar year as 3% of the Company’s issued and outstanding share capital as of December 31 of the preceding calendar year (pursuant to an amendment of the 2016 Plan approved by the Board of Directors on October 2, 2019). Such amount is reset for each calendar year. Awards are non-transferable except by will or the laws of descent and distribution.

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
The Plans are generally administered by our Board of Directors and compensation committee, which determine the grantees under the Plan and the number of Awards to be granted. As of March 17, 2020, options and restricted share units to purchase 68,220 ordinary shares were outstanding under the 2008 Plan at a weighted average exercise price of $23.49. As of March 17, 2020, options and restricted share units to purchase 2,539,961 ordinary shares were outstanding under the 2016 Plan at a weighted average exercise price of $8.29.
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
As of March 17, assumed Nexidia options to purchase 4,833 shares of NICE were outstanding under the Nexidia Plan, at a weighted average exercise price of $4.07. We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act, 173,860 ordinary shares for issuance under the Nexidia Plan.

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
As of March 17, 2020, assumed inContact options and restricted share units to purchase 16,676 shares of NICE were outstanding under the inContact Plan, at a weighted average exercise price of $31.83. We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act, 476,114 ordinary shares for issuance under the inContact Plan.

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
As of March 17, 2020, assumed Mattersight restricted share awards to purchase 2,123 shares of NICE were outstanding under the Mattersight Plan. The exercise price per share underlying the restricted share awards is equal to the nominal value of an ordinary share. We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act, 13,242 ordinary shares for issuance under the Mattersight Plan.

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
As of March 17, 2020, assumed e-Glue Options to purchase 350 ordinary shares of NICE were outstanding under the 2004 e-Glue Plan. The exercise price per share underlying the options and restricted share units is equal to the nominal value of an ordinary share. We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act, 76,035 ADRs for issuance under the 2004 e-Glue Plan.

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
As of March 17, 2020, assumed Merced options to purchase 481 ordinary shares of NICE were outstanding under the 2001 Merced Plan and the 2011 Merced Plan, at a weighted average exercise price of $12.35. We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act, 343,288 ordinary shares for issuance under the 2001 Merced Plan and the 2011 Merced Plan.
Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares, with respect to each person known to us to be the beneficial owner of 5% or more of our outstanding ordinary shares, reported as of March 17, 2020. None of our shareholders has any different voting rights than any other shareholder.

Name and Address	Number of Shares		Percent of Shares Beneficially Owned (1)
Janus Henderson Group plc and Janus Henderson Enterprise Funds 201 Bishopsgate EC2M 3AE United Kingdom	4,894,021	(2)	7.8%
_______________
(1)Based upon 62,580,513 ordinary shares issued and outstanding as of March 17, 2020.

(2)Janus Henderson Group plc reported that these shares are held by managed portfolios. This information is based upon a Schedule 13G/A filed by Janus Henderson Group plc with the SEC on February 13, 2020.
As of March 17, 2020, we had 48 registered ADS holders of record in the United States, with our ADS holders holding in total approximately 54% of our outstanding ordinary shares, as reported by JPMorgan Chase Bank, N.A., the depositary for our ADSs.
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
We are not involved in any legal proceedings that we believe, individually or in the aggregate, will have a material adverse effect on our business, financial condition or results of operation.
Dividends
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
Significant Changes
There are no significant changes that occurred since December 31, 2019, except as otherwise disclosed in this annual report and in the annual consolidated financial statements included in this annual report.
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
JPMorgan Chase Bank, N.A. is the depositary for our ADSs. Its address is 4 New York Plaza, Floor 12, New York, New York 10004.

Trading in the Ordinary Shares
Our ordinary shares have been listed on the Tel-Aviv Stock Exchange, or TASE, since 1991 under the symbol “NICE.TA”. Our ordinary shares are not listed on any other stock exchange and have not been publicly traded outside Israel (other than through ADSs, as noted above).
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
Directors
Our articles of association provide that the number of directors serving on the Board shall be not less than three but shall not exceed thirteen. As discussed above in Item 6, “Directors, Senior Management and Employees – Board Practices – Outside Directors,” in December 2016, our shareholders approved amendments to our articles of association, pursuant to which our Board of Directors may elect to opt out of such requirements and we would not be required to have outside directors serve on our Board of Directors. Our directors, other than outside directors, are elected at the annual shareholders meeting to serve until the next annual meeting or until their earlier death, resignation, bankruptcy, incapacity or removal by resolution of the general shareholders meeting. Directors may be re-elected at each annual shareholders’ meeting. The Board may appoint additional directors (whether to fill a vacancy or create new directorship) to serve until the next annual shareholders meeting, provided, however, that the Board shall have no obligation to fill any vacancy unless the number of directors is less than three. Our officers serve at the discretion of the Board.
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
In addition, under the Israeli Companies Law, a private placement of securities requires approval by the Board of Directors and the shareholders of the company if it will cause a person to become a controlling shareholder or if:
•the securities issued amount to 20% or more of the company’s outstanding voting rights before the issuance;

•some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and
•the transaction will increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital or voting rights or that will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights.
According to the Company’s articles of association, certain resolutions, such as resolutions regarding mergers and windings up, require approval of the holders of 75% of the shares represented at the meeting and voting thereon.
Approval of Office Holder Compensation
Under the Israeli Companies Law, we are required to adopt a compensation policy, recommended by the compensation committee, and approved by the Board of Directors and the shareholders, in that order, at least once every three years. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter (similar to the threshold described above). Following the recommendation of our compensation committee and approval by our Board of Directors, our shareholders approved such Compensation Policy at our 2013 annual general meeting of shareholders. The Compensation Policy was thereafter re-approved and amended at our 2015 annual general meeting and 2016 special meeting of shareholders, in each case following the recommendation of our compensation committee and approval by our Board of Directors. The re-approval and amendment of the Compensation Policy was considered and voted on at our 2018 annual general meeting of shareholder held on May 14, 2018, however we did not obtain the requisite majority for the re-approval. On June 4, 2018, our Board of Directors, based on the recommendation of our compensation committee, concluded, following consideration of shareholder votes and re-examination of the Compensation Policy, that the re-approval of the Compensation Policy is for the benefit of the Company, and based on a detailed analysis and as permitted under the Companies Law, resolved to re-approve the Compensation Policy as was previously approved by our shareholders and in the form approved in the 2016 special meeting, without the amendments rejected by our shareholders at the 2018 annual general meeting of shareholders. At our 2019 annual general meeting, and following the recommendation of our compensation committee and approval by our Board of Director, our shareholders approved an amendment to the Compensation Policy. In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability - must comply with the Company's Compensation Policy. Although NASDAQ rules generally require shareholder approval when an equity based compensation plan is established or materially amended, as a foreign company we follow the aforementioned requirements of the Israeli Companies Law.
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
The Compensation Policy sets forth the guidelines for the compensation of our office holders. It is tailored to ensure a compensation which balances performance targets and time horizons through rewarding business results and long-term performance. The Compensation Policy requires that compensation of our officer holders include a mix of fixed amounts (such as annual based salaries), variable performance-based components (such as performance-based cash incentive compensation), and long term incentive components (such as long-term equity based compensation, including performance based equity). Pursuant to the Compensation Policy, performance-based compensation granted may be based on our overall performance, the particular unit performance, individual performance and the results of the customer satisfaction survey conducted annually. Our Compensation Policy includes applicable clawback provisions.

Duties of Shareholders
Under the Israeli Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his or her power in the company including, among other things, voting in a general meeting of shareholders on the following matters:
•any amendment to the articles of association;
•an increase of the company’s authorized share capital;
•a merger; or
•approval of interested party transactions which require shareholder approval.
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
Exemption, Insurance and Indemnification of Directors and Officers
We provide our directors and officers with indemnification letters whereby we agree to indemnify them to the fullest extent permitted by law. On September 19, 2011, at our 2011 annual general meeting of shareholders, after the approval of the audit committee and the Board, our shareholders approved a modified form of indemnification letter to ensure that our directors are afforded protection to the fullest extent permitted by law.
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
Office Holder Insurance
Our articles of association provide that, subject to the provisions of the Israeli Companies Law, including the receipt of all approvals as required therein or under any applicable law, we may enter into an agreement to insure an office holder for any responsibility or liability that may be imposed on such office holder in connection with an act performed by such office holder in such office holder's capacity as an office holder of us with respect to each of the following:
•a violation of his duty of care to us or to another person;
•a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable grounds to assume that his act would not prejudice our interests;
•a financial obligation imposed upon him for the benefit of another person;
•a payment which the office holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 5728-1968, as amended (the "Securities Law") and Litigation Expenses (as defined below) that the office holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law; and

•any other event, occurrence or circumstance in respect of which we may lawfully insure an office holder.
Indemnification of Office Holders
Our articles of association provide that, subject to the provisions of the Israeli Companies Law, including the receipt of all approvals as required therein or under any applicable law we may indemnify an office holder with respect to any liability or expense for which indemnification may be provided under the Companies Law, including the following liabilities and expenses, provided that such liabilities or expenses were imposed upon or incurred by such office holder in such office holder's capacity as an office holder of us:
•a monetary liability imposed on or incurred by an office holder pursuant to a judgment in favor of another person, including a judgment imposed on such office holder in a settlement or in an arbitration decision that was approved by a court of law;
•reasonable Litigation Expenses, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent (mens rea) or in connection with a financial sanction;
•“conclusion of a proceeding without filing an indictment” in a matter in which a criminal investigation has been instigated and “financial liability in lieu of a criminal proceeding,” have the meaning ascribed to them under the Israeli Companies Law. The term “Litigation Expenses” shall include, without limitation, attorneys’ fees and all other costs, expenses and obligations paid or incurred by an office holder in connection with investigating, defending, being a witness or participating in (including on appeal), or preparing to defend, be a witness or participate in any claim or proceeding relating to any matter for which indemnification may be provided;
•reasonable Litigation Expenses, which the office holder incurred or with which the office holder was charged by a court of law, in a proceeding brought against the office holder, by the Company, on its behalf or by another person, or in a criminal prosecution in which the office holder was acquitted, or in a criminal prosecution in which the office holder was convicted of an offense that does not require proof of criminal intent (mens rea);
•a payment which the office holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law, and Litigation Expenses that the office holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law; and
•any other event, occurrence or circumstance in respect of which we may lawfully indemnify an office holder.
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
We have undertaken to indemnify our directors and officers pursuant to applicable law. We have obtained directors' and officers' liability insurance for the benefit of our directors and officers. The Company currently has a directors and officers liability insurance policy limited to $100 million (the “Policy”), at an annual premium of approximately $952,000. Our internal audit committee, Board of Directors, and shareholders have approved the Company’s “Side A” Difference in Conditions extension of the Policy, limited to an additional $25 million, which provides the directors and officers with personal asset protection in situations when other sources of insurance or indemnification fail or are not available (the “Extended Policy”). The Extended Policy portion is at an additional annual premium of approximately $61,000.

Limitations on Exemption, Insurance and Indemnification
The Israeli Companies Law provides that a company may not exempt or indemnify an office holder, or enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:
•a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•a breach by the office holder of his duty of care if the breach was done intentionally or recklessly (other than if solely done in negligence);
•any act or omission done with the intent to derive an illegal personal benefit; or
•a fine, civil fine or ransom levied on an Office Holder, or a financial sanction imposed upon an Office Holder under Israeli Law.
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
Unless terminated earlier, loans outstanding under the term loan facility mature and commitments under the revolving facility expire on November 14, 2021. The term loan amortizes in equal quarterly installments in annual amounts (expressed as percentages of the loans made under the term loan facility on November 14, 2016 (the initial funding date of the term loan facility)) at the repayment rate of 1.25% during the period from March 2017 to December 2019 and 2.50% during the period from March 2020 to November 2021, with the remaining balance due on the final maturity date of the term loan facility.
We have the right to prepay borrowings under the Credit Agreement and to reduce the unutilized portion of the revolving credit facility, in each case, at any time without premium or penalty (except for Eurodollar breakage fees, if any). In January 2017, we used the net proceeds of the Notes offering described below to repay a principal amount of $260 million, which resulted in $5.3 million amortization of debt issuance costs. In addition, the contractual principal payments for the loan have changed and we will pay the entire remaining principal of $215 million on the final maturity date of the term loan facility. We are required to prepay borrowings under the term loan facility with all of the net cash proceeds of sales or dispositions of assets or other property, subject to certain reinvestment rights and other exceptions. The interest rates under the Credit Agreement are variable based on LIBOR or an alternate base rate at the time of the borrowing, plus a margin to be determined based on our leverage as measured by a ratio of consolidated total net indebtedness to consolidated EBITDA (the “Consolidated Total Net Leverage Ratio”) and ranging from 1.25% to 2.00%, in the case of LIBOR rate loans, or 0.25% to 1.00%, in the case of base rate loans. A commitment fee will accrue on the average daily unused portion of the revolving facility at the rate ranging from 0.25% to 0.50%, depending on the Consolidated Total Net Leverage Ratio, accordingly the revolving facility rate was initially set at 0.375% per annum and 0.25% per annum as of December 31, 2019.

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
The Notes bear interest at a fixed rate of 1.25% per year, payable semiannually in arrears on January 15 and July 15 of each year, beginning on July 15, 2017. The Notes will mature on January 15, 2024, unless earlier prepaid, redeemed or exchanged, and are not redeemable at NICE Systems’ option prior to their maturity date, except in the event of certain tax law changes. In the event certain conditions are met during set periods, the conditional exchange feature of the Notes may be triggered, meaning that holders of Notes are entitled at their option to exchange the Notes at any time during such specified periods. As disclosed in Note 15 to our consolidated financial statements, the conditional conversion feature of the Notes was previously triggered and the Notes are currently convertible at the option of the holders.

Subject to satisfaction of certain conditions and during certain periods as aforementioned, at the option of the holders the Notes are exchangeable for (at our election) (i) cash, (ii) ADSs or (iii) a combination thereof. The exchange rate was initially set at 12.0260 ADSs per $1,000 principal amount of Notes (equivalent to an initial exchange price of approximately $83.15 per ADS). The exchange rate is subject to adjustment in some events. In addition, following certain corporate events that occur prior to the maturity date or NICE Systems’ delivery of a notice of tax redemption, in certain circumstances NICE Systems will increase the exchange rate for a holder who elects to exchange its Notes in connection with such a corporate event or tax redemption, as the case may be.

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

Israeli Tax Considerations
The following is a summary of both the general corporate tax laws applicable to companies in Israel, with special reference to their effect on us; and a discussion of the material tax consequences to purchasers of our ordinary shares or ADSs related to our domicile in Israel. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts. The discussion is not intended, and should not be construed, as a legal or professional tax advice and is not exhaustive of all possible tax considerations.

General Corporate Taxation in Israel
Generally, Israeli companies are subject to corporate tax on taxable income, including capital gains, at the rate of 23% for 2018 and 2019 tax years and thereafter. However, the effective tax rate payable by a company that is eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments -1959, and in particular the 12% rate under the Preferred Technology Enterprise regime (as discussed below), may be considerably less.
We are permitted to measure our Israeli taxable income in U.S. dollars pursuant to regulations published by the Israeli Minister of Finance, which provide the conditions for doing so. We believe that we meet, and will continue to meet, the necessary conditions and as such, we measure our results for tax purposes based on the U.S. dollar/NIS exchange rate on December 31 of the relevant tax year.
Tax Benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, as amended.
Pursuant to the Israeli Law for Encouragement of Capital Investments-1959 (the “Investments Law”) and its various amendments, under which both the Company and its Israeli subsidiary have been granted "Approved Enterprise" status, we have derived and expect to continue to derive significant tax benefits relating to our “Approved, Privileged, and Preferred Enterprise” programs for which we were eligible up to and including the 2016 tax year, and relating to Preferred Technological Enterprise program for the 2017 and subsequent tax years. To be eligible for these tax benefits, one must continue to meet certain conditions. In the event we are considered as having failed to comply with these conditions, in whole or in part, the eligibility for the benefits may be canceled and we may be required to refund the relevant amount, including interest and inflation adjustments. As of December 31, 2019, we believe that we are in compliance with all the conditions required by the Investments Law.

In December 2016, the Israeli Knesset passed a number of changes to the Investments Law. These changes became retroactively effective beginning January 1, 2017, following promulgation of Regulations by the Finance Ministry in May 2017 to implement the “Nexus Principles” based on OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project. The Regulations provide rules for implementation of the tax regime, that applies to both the Company and its Israeli subsidiary, effective from the 2017 tax year and onwards.
Benefits under the “Preferred Technology Enterprise” regime, effective for 2017 and subsequent tax years, include:
•A reduced 12% corporate tax rate (or 7.5% for entities located in Development Area A) on qualifying income deriving from eligible intellectual property (“Preferred Technology Income”), subject to a number of base conditions being fulfilled, including a minimal amount or ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual income derived from export.
•A 12% capital gains tax rate on the sale of a preferred intangible asset to a foreign affiliated enterprise, provided that the asset was initially purchased from a foreign resident at an amount of NIS 200 Million or more.
•A withholding tax rate of 20% for dividends paid from Preferred Technology Income (with an exemption from such withholding tax applying to dividends paid to an Israeli company). Such rate may be reduced to 4% on dividends paid to a foreign resident company, subject to certain conditions regarding percentage of foreign ownership of the distributing entity.

The effective tax rate applying to our Preferred Technology Enterprise is calculated based on the Nexus Principals introduced by the OECD, taking into account eligible and ineligible R&D expenses incurred by us, as prescribed in the Regulations.
Income from sources other than the Preferred Technology Income are taxable at regular corporate tax rates of 23% for 2018, 2019 and subsequent years.
Full details regarding our Preferred and Preferred Technology Enterprises may be found in Note 13(a)(1) of our consolidated financial statements.
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
•deductions over an eight-year period for purchases of know-how and patents;
•deductions over a three-year period of expenses involved with the issuance and listing of shares on a stock market;
•the right to elect, under specified conditions, to file a consolidated tax return with other related Israeli Industrial Companies; and
•accelerated depreciation rates on equipment and buildings.
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
Taxation Consequences to Purchasers of our Shares

Taxation of Holders of Ordinary Shares

The following discussion refers to the tax consequences to holders of our ordinary shares. However, the same tax treatment would apply to holders of our ADSs

Capital Gains Tax on Sales of Our Ordinary Shares
Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Tax Ordinance distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain equivalent to the increase of the relevant asset’s purchase price attributable to an increase in the Israeli consumer price index, or a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Taxation of Israeli Residents
Israeli individuals are generally subject to a tax rate of 25% on capital gains derived from the sale of shares, whether listed on a stock market or not, unless such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company), in which case the tax rate will be 30%. Commencing with the 2017 tax year, individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual taxable income exceeding a certain threshold (NIS 649,560 for 2019, linked to the annual change in the Israeli Consumer Price Index). For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.
Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares.

Different tax rates may apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering.

Taxation of Non-Israeli Residents
Both individual and corporate non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE provided such gains did not derive from a permanent establishment of such shareholders in Israel. Non-Israeli residents are also exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock market outside of Israel, provided such shareholders did not acquire their shares prior to the issuer’s initial public offering (in which case a partial exemption may be available), that the gains did not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation; or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, the sale, exchange or disposition of our ordinary shares by a U.S. resident individual or corporate shareholder (for purposes of the U.S.-Israel Tax Treaty), and who holds ordinary shares as a capital asset, is also exempt from Israeli capital gains tax under the U.S.-Israel Tax Treaty unless either (i) the U.S. resident shareholder holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale; (ii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel; or (iii) such U.S. resident shareholder is an individual and was present in Israel for 183 days or more during the relevant taxable year. If the above conditions are not met, the U.S. resident would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, the gain would be treated as foreign source income for United States foreign tax credit purposes and such U.S. resident would be permitted to claim a credit for such taxes against the United States federal income tax imposed on such sale, exchange or disposition, subject to the limitations under the United States federal income tax laws applicable to foreign tax credits.

Taxation of Dividends Paid on our Ordinary Shares
Taxation of Israeli Residents
Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends) or stock dividends. The tax rate applicable to such dividends is 25% or 30% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution. Dividends paid out of profits sourced from ordinary income are subject to withholding tax at the rate of 25%. Dividends paid from income derived from our Approved and Privileged Enterprises are subject to withholding tax at the rate of 15%. Dividends paid as of January 1, 2014 from income derived from our Preferred Enterprise and Preferred Technology Enterprise will be subject to withholding tax at the rate of 20%. We cannot assure that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability. For information with respect to the applicability of Income Surtax on distribution of dividends, please see "Capital Gains Tax on Sales of Our Ordinary Shares" and "Taxation of Israeli Residents" above in this Item 10.
Dividend distributions to Israeli resident corporations are generally not subject to a withholding tax.
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
An individual or corporate non-resident of Israel who has dividend income derived from or accrued in Israel, from which tax was withheld at source, is generally exempt from the duty to file tax returns in Israel with respect to such income, provided such income was not derived from a business conducted in Israel by the taxpayer.
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

This summary does not address tax considerations applicable to a holder of an ADS that may be subject to special tax rules including, without limitation, the following:
•dealers or traders in securities, currencies or notional principal contracts;
•financial institutions;
•insurance companies;
•real estate investment trusts;
•banks;
•investors subject to the alternative minimum tax;
•tax-exempt organizations;
•regulated investment companies;
•investors that actually or constructively own 10 percent or more of our voting shares;
•investors that will hold the ADSs as part of a hedging or conversion transaction or as a position in a straddle or a part of a synthetic security or other integrated transaction for U.S. Federal income tax purposes;
•investors that are treated as partnerships or other pass through entities for U.S. Federal income tax purposes and persons who hold the ADSs through partnerships or other pass through entities;
•investors whose functional currency is not the U.S. dollar; and
•expatriates or former long-term residents of the United States.
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
For purposes of this summary, a “U.S. holder” is a beneficial owner of ADSs that is, for U.S. Federal income tax purposes:
•an individual who is a citizen or a resident of the United States;
•a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;
•an estate whose income is subject to U.S. Federal income tax regardless of its source; or
•a trust if:
(a)a court within the United States is able to exercise primary supervision over administration of the trust; and
(b)one or more United States persons have the authority to control all substantial decisions of the trust.

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
Foreign Asset Reporting
Certain U.S. Holders who are specified individuals or specified domestic entities are required to report information relating to an interest in our ADSs on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions (including an exception for shares held in accounts maintained by financial institutions). U.S. Holders are encouraged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ADSs.
Documents on Display
We are subject to certain of the information reporting requirements of the Securities and Exchange Act of 1934, as amended. As a foreign private issuer we are exempt from the rules and regulations under the Securities Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Securities Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act. NASDAQ rules generally require that companies send an annual report to shareholders prior to the annual general meeting, however we rely upon an exception under the NASDAQ rules and follow the generally accepted business practice for companies in Israel. Specifically, we file annual reports on Form 20-F, which contain financial statements audited by an independent accounting firm, electronically with the SEC and post a copy on our website. We also furnish to the SEC quarterly reports on Form 6-K containing unaudited financial information after the end of each of the first three quarters.
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

Foreign Currency Risk
We conduct our business primarily in U.S. dollars but also in the currencies of Israel, the UK, the EU and India as well as other currencies. Thus, we are exposed to foreign exchange fluctuations, primarily in NIS, GBP, EUR and INR. We monitor foreign currency exposure and from time to time we may use various instruments to preserve the value of sale transactions and commitments, however, this cannot assure us protection against risks of currency fluctuations. For more information regarding foreign currency related risks, please refer to Item 3, “Key Information—General Risks Relating to Our Business” of this annual report. We use currency forward contracts and option contracts in order to protect against the increase in value of forecasted non-dollar currency cash flows and to hedge future anticipated payments.
As of December 31, 2019, we had outstanding currency option and forward contracts to hedge payroll and facilities expenses and lease obligations, denominated in NIS, INR and PHP, in the total amount of approximately $129 million. The fair value of those contracts was approximately $2.72 million. These transactions were for a period of up to one year.
The following table details the balance sheet exposure (i.e., the difference between assets and liabilities) in our main foreign currencies, as of December 31, 2019, against the relevant functional currency.

	Functional currencies
	(In U.S. dollars in millions)
	USD	GBP	EUR	CAD	MXN	AUD	BRL	SGD	Other currencies
Foreign currencies
USD	—	14.6	(0.6)	(0.4)	2.3	0.6	(0.2)	(1.4)
GBP	28.2	—	0.0	—	—	(0.1)	—	0.0	—
EUR	5.1	13.7	—	—	—	—	—	0.0	—
CAD	7.2	0.5	—	—	—	—	—	—	—
AUD	6.1	(0.1)	—	—	—	—	—	0.0	—
MXN	4.7	0.0	—	—	—	—	—	—	—
CHF	(0.3)	0.1	—	—	—	—	—	—	—
JPY	0.9	0.0	—	—	—	—	—	—	—
INR	(11.6)	—	—	—	—	—	—	—	—
SGD	(8.0)	0.0	—	—	—	—	—	—	—
HKD	(3.8)	—	—	—	—	—	—	0.0	—
ILS	(13.5)	0.0	—	—	—	—	—	—	—
PHP	(4.2)							(0.1)
BRL	2.2
Other currencies	(0.1)	0.2	—	—	—	—	—	(0.4)	0.0

The table below presents the fair value of firmly committed transactions for lease obligations denominated in currencies other than the functional currency:

	(In U.S. dollars in millions)
	New Israeli Shekel	Other currencies	Total
Less than 1 year	7.45	2.26	9.71
1-3 years	11.84	4.32	16.16
3-5 years	—	4.18	4.18
Over 5 years	—	5.64	5.64
Total	19.29	16.40	35.69

Interest Rate Risk
We are subject to interest rate risk on our investments and on our borrowings.
In November 2016, we completed the acquisition of inContact and utilized $475 million in debt financing with a variable interest rate toward payment of the consideration in the transaction.
As of December 31, 2019, the outstanding principal amount of the term debt was $215 million.
The floating rate term loan is exposed to market risk due to fluctuations in interest rates which may affect our interest expense.
On January 18, 2017, we issued $287.5 million aggregate principal amount of the Notes. The Notes bear interest at a fixed rate of 1.25% per year.
Our outstanding debt obligations, the corresponding interest rates, currency and repayment schedules as of December 31, 2019, are set forth in the table below in U.S. dollar equivalent terms.

Currency	Total amount	Interest rate	2019	2020	2021	2022	2023	2024 & thereafter

	(In millions)
Fixed Rate:
USD	$287,500	1.25%						$287,500
Floating Rate:
USD	215,000	3.05%			215,000
Total:	502,500				$215,000			$287,500
Debt issuance costs, net of amortization	(5,422)
Unamortized discount	(32,182)
Total:	$464,896

Our investments and outstanding debt are exposed to market risk due to fluctuations in interest rates, which may affect our interest income, interest expense and the fair market value of our marketable securities portfolio.
Our marketable securities portfolio consists of investment-grade corporate debentures, U.S. Government agencies and U.S. treasuries. As of December 31, 2019, 86.6% of our portfolio was in such securities and the remainder was in dollar deposits.
We invest in dollar deposits with U.S. banks, European banks, Israeli banks and money market funds. As of December 31, 2019, 13.4% of our portfolio was in such deposits. Since these investments are for short periods, interest income is sensitive to changes in interest rates.
The weighted average duration of the securities portfolio, as of December 31, 2019, is 1.92 years. The securities in our marketable securities portfolio are rated generally as A+ according to Standard and Poor’s rating or A1, according to Moody’s rating. Securities representing 3.3% of the marketable securities portfolio are rated as AAA; securities representing 22.0% of the marketable securities portfolio are rated as AA; securities representing 67.9% of the marketable securities portfolio are rated as A; and securities representing 6.1% of the marketable securities portfolio are rated as BBB+ and securities representing 0.5 % of the marketable securities portfolio are rated as BBB- after being downgraded during the last year.

The table below presents the fair value of marketable securities which are subject to risk of changes in interest rate, segregated by maturity dates:

	Amortized Cost				Estimated fair value
	Up to 1 year	1-3 years	4-6 years	Total	Up to 1 year	1-3 years	4-6 years	Total
Corporate debentures	182.3	388.7	115.7	686.7	182.7	391.9	116.6	691.3
U.S. treasuries	6.3	13.0	3.8	23.1	6.3	13.0	3.8	23.2
U.S. government agencies	3.0	—	17.0	20.0	3.0	—	17.0	20.0
Total	191.6	401.7	136.5	729.7	192.0	405.0	137.4	734.4

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
The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:
•a fee of $1.50 per ADR for transfers of certificated or direct registration ADRs;
•a fee of up to $0.05 per ADS for any cash distribution made pursuant to the deposit agreement;
•a fee of up to $0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary's or its custodian's compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);
•stock transfer or other taxes and other governmental charges;
•cable, telex and facsimile transmission and delivery charges incurred at the request of an ADR holder in connection with the deposit or delivery of shares;
•transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;
•in connection with the conversion of foreign currency into U.S. dollars, the fees, expenses and other charges charged by JPMorgan Chase Bank, N.A. or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion; and
•fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage or execute any public or private sale of securities under the deposit agreement.
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
During 2019, we received a payment in the amount of approximately $625 thousand from the depositary as reimbursement for expenses we incurred in 2019 in relation to the maintenance and administration of the ADR program.

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
Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. Our management based its assessment on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2019, our internal control over financial reporting is effective.
Attestation Report of the Independent Registered Public Accounting Firm
Our independent registered public accounting firm, Kost, Forer, Gabbay & Kasierer, a member of EY Global independently assessed the effectiveness of our internal control over financial reporting and has issued an attestation report, which is included under Item 18 on page F-4 of this annual report.
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
Item 16C. Principal Accountant Fees and Services.
Fees Paid to Independent Auditors
Fees billed or expected to be billed by Kost, Forer, Gabbay & Kasierer, a member of EY Global, and other members of EY Global for professional services for each of the last two fiscal years were as follows:

Services Rendered	2018 Fees	2019 Fees
Audit (1)	$971	$862
Audit-related (2)	$141	$75
Tax (3)	$487	$465
Total	$1,599	$1,402
(1)Audit fees refer to audit services for each of the years shown in this table which include fees associated with the annual audit for each of 2018 and 2019 (including an audit in each such year in accordance with section 404 of the Sarbanes-Oxley Act), certain procedures regarding our quarterly financial results submitted on Form 6-K, consultations concerning financial accounting and various accounting issues and performance of local statutory audits.
(2)Audit-related fees relate to assurance and associated services that traditionally are performed by the independent auditor, which include due diligence investigations and audit services related to other statutory or regulatory filings, mainly those related to mergers and acquisitions.
(3)Tax fees refer to professional services rendered by our auditors, which include tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with transfer pricing and global mobility of employees.
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
Item 16D. Exemptions from the Listing Standards for Audit Committees.
Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
During 2019, we repurchased our ordinary shares as described in the table below.

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number (or approximately dollar value) of shares that may yet be purchased under the plans or programs

	(In dollars, except share amounts)

January 1 - January 31	83,028	106	83,028	101,100,485
February 1 - February 28	—	—	—	101,100,485
March 1 - March 31	—	—	—	101,100,485
April 1 - April 30	—	—	—	101,100,485
May 1 - May 31	—	—	—	101,100,485
June 1 - June 30	39,418	138	39,418	95,669,437
July 1 - July 31	1,911	139	1,911	90,238,388
August 1 - August 31	175	150	175	84,807,340
September 1 - September 30	58,084	146	58,084	79,376,291
October 1 - October 31	40,915	146	40,915	73,945,243
November 1 - November 30	68,566	153.40	68,566	68,514,195
December 1 - December 31	43,268	149.61	43,268	63,083,146
Total	335,365	137.22	335,365

On January 10, 2017, we announced that our Board of Directors authorized a program to repurchase up to $150 million of our issued and outstanding ordinary shares and ADRs. This share repurchase program commenced on April 7, 2017. On February 12, 2020, our Board of Directors authorized an additional program to repurchase up to $200 million of our issued and outstanding ordinary shares and ADRs, following completion of the program approved in 2017, which has $39 remaining available for purchase as of March 17, 2020. Repurchases may be made from time to time in the open market or in privately negotiated transactions in accordance with applicable securities laws and regulations. The timing and amount of the repurchase transactions will be determined by management and may depend on a variety of factors including market conditions, alternative investment opportunities and other considerations.
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

2.3	Description of Securities
4.1	NICE Ltd. 2016 Share Incentive Plan (filed as Exhibit 4.3 to NICE’s Annual Report on Form 20-F filed with the SEC on March 23, 2016, and incorporated herein by reference).
4.2	NICE Ltd. 2008 Share Incentive Plan, as amended (filed as Exhibit 99.1 to NICE’s Immediate Report on Form 6-K filed with the SEC on May 28, 2015, and incorporated herein by reference).
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

4.7
NICE Ltd.’s Executives & Directors Compensation Policy (filed as Annex A in Exhibit 99.1 of NICE’s Immediate Report on Form 6-K filed with the SEC on June 1, 2015, as amended on September 18, 2019 as set forth in Exhibit 99.1 of NICE’s Immediate Report on Form 6-K filed with the SEC on August 8, 2019, and incorporated herein by reference).

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

4.11	Credit Agreement, dated November 14, 2016 (filed as Exhibit 4.15 to NICE Ltd.’s Annual Report on Form 20-F filed with the SEC on April 21, 2017, and incorporated herein by reference).

4.12	Indenture, dated January 18, 2017 (filed as Exhibit 4.16 to NICE Ltd.’s Annual Report on Form 20-F filed with the SEC on April 21, 2017, and incorporated herein by reference).
4.13	inContact Agreement and Plan of Merger, dated May 17, 2016 (filed as Exhibit 4.17 to NICE Ltd.’s Annual Report on Form 20-F filed with the SEC on April 21, 2017, and incorporated herein by reference).
8.1	List of significant subsidiaries.
12.1	Certification by the Chief Executive Officer of NICE Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
12.2	Certification by the Chief Financial Officer of NICE Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer of NICE Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer of NICE Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of EY Global.
101	The following financial information from NICE Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2019, formatted in Inline XBRL ("iXBRL"): (i) Consolidated Balance Sheets at December 31, 2019 and 2018; (ii) Consolidated Statements of Income for the years ended December 31, 2019, 2018 and 2017; (iii) Statements of Changes in Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2019, 2018 and 2017; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017; and (v) Notes to Consolidated Financial Statements.

NICE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

NICE Ltd.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of NICE Ltd. and its subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 6, 2020 expressed an unqualified opinion thereon.

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

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which its relate.

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Revenue Recognition:

Description of the Matter	As described in Note 2 to the consolidated financial statements, the Company generates revenues mainly from licensing its software products and services, including cloud-based services. The Company enters into contracts with customers that often include promises to transfer multiple products and services, which are accounted for separately if they are distinct performance obligations. In such contracts, the transaction price is then allocated to the distinct performance obligations on a relative standalone selling price basis and revenue is recognized when control of the distinct performance obligation is transferred. Revenues from cloud-based services, are recognized either ratably over the contract period or based on usage, as applicable.
The accounting for contracts with multiple elements which include a software license requires the company to exercise significant judgment in determining revenue recognition for these contracts and include (a) identification and determination of whether products and services are considered distinct performance obligations that should be accounted for separately (b) determination of stand-alone selling prices for each distinct performance obligation that are not sold separately. For products that are not sold separately, directly observable data is generally not available, which requires the Company to make significant assumptions regarding the stand-alone selling prices of the related performance obligations (c) the pattern of transferring control (i.e., timing of when revenue is recognized) for each distinct performance obligation. For cloud-based revenues recognized based on usage, the processing and recognition of revenue are highly automated and involves capturing and pricing significant volumes of data.
Given these factors, the related audit effort in evaluating management’s judgments in determining revenue recognition for these customer contracts was extensive and required a high degree of auditor judgment.

How We Addressed the Matter in Our Audit	Our principal audit procedures related to the Company’s revenue recognition for these customer contracts included the following:
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's process and controls to identify and determine the distinct performance obligations, the relative standalone selling price for each performance obligation and the determination of the timing of revenue recognition.
We evaluated the methodology and tested the reasonableness of management’s estimate of stand-alone selling prices on a sample basis for products and services that are not sold separately.
We selected a sample of customer agreements and performed the following procedures among others: (1) obtained and read contract source documents for each selection, including master agreements, and other documents that were part of the agreement, (2) tested management’s identification of significant terms for completeness, including the identification and determination of distinct performance obligations, (3) tested management’s calculations of revenue and the associated timing of revenue recognition, (4) we involved IT professionals with specialized skill and knowledge to assist in testing certain internal controls over the Company’s revenue process, including controls over the capture related usage transactional information through the Company’s IT systems. On a sample basis, we tested usage and observed that usage attributes such as duration and type of service were captured in the relevant IT systems

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global
We have served as the Company's auditor since 1995.
Tel-Aviv, Israel
April 6, 2020

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of NICE Ltd.

Opinion on Internal Control over Financial Reporting

We have audited NICE Ltd.'s and its subsidiaries (the Company) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018 and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and our report dated April 6, 2020 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global

Tel-Aviv, Israel
April 6, 2020

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2019	2018
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$228,323	$242,099
Short-term investments	210,772	243,729
Trade receivables (net of allowance for doubtful accounts of $ 9,815 and $ 8,464 at December 31, 2019 and 2018, respectively)	319,622	287,963
Prepaid expenses and other current assets	116,972	87,450

Total current assets	875,689	861,241

LONG-TERM ASSETS:
Long-term investments	542,389	244,998
Other long-term assets	124,034	74,042
Property and equipment, net	141,647	140,338
Deferred tax assets	30,513	12,309
Operating lease right-of-use assets	106,196	—
Other intangible assets, net	411,019	508,232
Goodwill	1,378,418	1,366,206

Total long-term assets	2,734,216	2,346,125

Total assets	$3,609,905	$3,207,366

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2019	2018
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$30,376	$29,617
Deferred revenues and advances from customers	245,792	221,387
Current maturities of operating leases	21,519	—
Exchangeable senior notes	251,583	—
Accrued expenses and other liabilities	391,685	373,908

Total current liabilities	940,955	624,912

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	26,045	35,112
Accrued severance pay	14,596	15,986
Deferred tax liabilities	52,509	44,140
Loan	213,313	455,985
Operating leases	103,490	—
Other long-term liabilities	1,731	14,618

Total long-term liabilities	411,684	565,841

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital-
Ordinary shares of NIS 1 par value:
Authorized: 125,000,000 shares at December 31, 2019 and 2018; Issued: 74,774,827 and 74,367,450 shares at December 31, 2019 and 2018, respectively; Outstanding: 62,398,221 and 61,769,554 shares at December 31, 2019 and 2018, respectively	18,961	18,849
Additional paid-in capital	1,568,035	1,499,986
Treasury shares at cost – 12,376,606 and 12,597,896 Ordinary shares at December 31, 2019 and 2018, respectively	(554,146)	(527,417)
Accumulated other comprehensive loss	(33,299)	(46,616)
Retained earnings	1,257,715	1,071,811

Total shareholders' equity	2,257,266	2,016,613

Total liabilities and shareholders' equity	$3,609,905	$3,207,366
The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2019	2018	2017
Revenues:
Products	$269,100	$263,805	$318,946
Services	709,064	719,531	652,040
Cloud	595,748	461,183	361,166

Total revenues	1,573,912	1,444,519	1,332,152

Cost of revenues:
Products	22,926	31,065	51,065
Services	218,990	229,671	225,020
Cloud	289,852	236,079	192,588

Total cost of revenues	531,768	496,815	468,673

Gross profit	1,042,144	947,704	863,479

Operating expenses:
Research and development, net	193,718	183,830	181,107
Selling and marketing	399,304	370,659	361,328
General and administrative	168,022	153,323	129,071
Amortization of acquired intangibles	42,383	42,276	41,902

Total operating expenses	803,427	750,088	713,408

Operating income	238,717	197,616	150,071
Financial expenses and other, net	4,444	10,901	20,411

Income before taxes on income	234,273	186,715	129,660
Taxes on income (tax benefit)	48,369	27,377	(13,631)

Net income	$185,904	$159,338	$143,291

Basic earnings per share	$2.99	$2.60	$2.37

Diluted earnings per share	$2.88	$2.52	$2.31

Weighted average number of shares used in computing:
Basic earnings per share	62,120	61,387	60,444

Diluted earnings per share	64,661	63,309	62,119
The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017
Net income	$185,904	$159,338	$143,291

Other comprehensive income (loss), net of tax:

Change in foreign currency translation adjustment	2,458	(9,261)	13,529

Available-for-sale investments:
Change in net unrealized gains (losses)	6,260	(574)	(860)
Less - reclassification adjustment for net gains (loss) realized and included in net income	(467)	(18)	6

Net change (net of tax effect of $(913), $351 and $(113))	5,793	(592)	(854)

Cash flow hedges:
Change in unrealized gains (losses)	5,495	(8,630)	6,821
Less - reclassification adjustment for net gains (losses) realized and included in net income	(429)	4,781	(5,586)

Net change (net of tax effect of $(691)), $370 and $0)	5,066	(3,849)	1,235

Total other comprehensive income (loss)	13,317	(13,702)	13,910

Comprehensive income	$199,221	$145,636	$157,201

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity

Balance as of January 1, 2019	$18,849	$1,499,986	$(527,417)	$(46,616)	$1,071,811	$2,016,613
Exercise of share options	112	1,907	—	—	—	2,019
Stock-based compensation	—	82,033	—	—	—	82,033
Issuance of treasury shares under share-based compensation plan (556,655 ordinary shares)	—	(15,891)	19,300	—	—	3,409
Treasury shares purchased	—	—	(46,029)	—	—	(46,029)
Other comprehensive income	—	—	—	13,317	—	13,317
Net income	—	—	—	—	185,904	185,904

Balance as of December 31, 2019	$18,961	$1,568,035	$(554,146)	$(33,299)	$1,257,715	$2,257,266

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity

Balance as of January 1, 2018	$18,595	$1,420,813	$(507,705)	$(32,914)	$850,772	$1,749,561
Effect of adopting ASU 2014-09: "Revenue from Contracts with Customers (ASC 606)"	—	—	—	—	61,701	61,701
Exercise of share options	254	16,143	—	—	—	16,397
Stock-based compensation	—	67,223	—	—	—	67,223
Issuance of treasury shares under share-based compensation plan (203,575 ordinary shares)	—	(4,976)	7,574	—	—	2,598
Treasury shares purchased	—	—	(27,286)	—	—	(27,286)
Other comprehensive loss	—	—	—	(13,702)	—	(13,702)
Equity awards assumed for acquisitions	—	783	—	—	—	783
Net income	—	—	—	—	159,338	159,338

Balance as of December 31, 2018	$18,849	$1,499,986	$(527,417)	$(46,616)	$1,071,811	$2,016,613

The accompanying notes are an integral part of the consolidated financial statements

NICE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity

Balance as of January 1, 2017	$18,280	$1,317,539	$(488,573)	$(46,824)	$710,910	$1,511,332
Effect of adopting ASU 2016-09: Improvements to Employee Share-Based Payment Accounting	—	1,908	—	—	6,208	8,116
Exercise of share options	315	17,133	—	—	—	17,448
Stock-based compensation	—	56,980	—	—	—	56,980
Issuance of treasury shares under share-based compensation plan (147,347 ordinary shares)	—	(3,642)	5,296	—	—	1,654
Equity components of exchangeable note	—	30,895	—	—	—	30,895
Treasury shares purchased	—	—	(24,428)	—	—	(24,428)
Other comprehensive income	—	—	—	13,910	—	13,910
Dividends paid ($ 0.16 per share)	—	—	—	—	(9,637)	(9,637)
Net income	—	—	—	—	143,291	143,291

Balance as of December 31, 2017	$18,595	$1,420,813	$(507,705)	$(32,914)	$850,772	$1,749,561

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017
Cash flows from operating activities:

Net income	$185,904	$159,338	$143,291
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	173,230	157,142	156,301
Stock-based compensation	80,864	67,223	56,980
Accrued severance pay, net	(1,964)	1,020	(788)
Amortization of premium and discount and accrued interest on marketable securities	(53)	(598)	646
Deferred taxes, net	(12,208)	(30,172)	(70,805)
Changes in operating assets and liabilities:
Trade receivables, net	(29,863)	(72,583)	37,735
Prepaid expenses and other current assets	(76,180)	(29,852)	(6,839)
Trade payables	777	(3,526)	2,665
Accrued expenses and other liabilities	31,730	48,095	25,541
Operating lease right-of-use assets, net	19,104	—	—
Deferred revenues	13,810	92,768	41,624
Long term liabilities	(311)	(1,024)	(5,169)
Operating lease liabilities	(18,839)	—	—
Amortization of discount on debt	9,236	8,670	13,547
Other	(1,079)	108	(67)

Net cash provided by operating activities	374,158	396,609	394,662

Cash flows from investing activities:

Purchase of property and equipment	(27,293)	(31,442)	(39,889)
Purchase of investments	(619,060)	(429,500)	(133,423)
Proceeds from investments	362,713	137,180	64,295
Payments for business and asset acquisitions, net of cash acquired	(25,972)	(104,776)	(76,027)
Capitalization of internal use software costs	(34,679)	(32,225)	(27,936)

Net cash used in investing activities	(344,291)	(460,763)	(212,980)

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017
Cash flows from financing activities:
Proceeds from issuance of shares upon exercise of options	5,428	19,048	19,240
Purchase of treasury shares	(47,276)	(26,004)	(24,428)
Dividends paid	—	—	(9,637)
Capital lease payments	(816)	(876)	(137)
Proceeds from issuance of exchangeable senior notes, net	—	—	260,135
Repayment of loan	—	—	(260,000)
Repayment of short-term debt	—	(8,436)	—

Net cash used in financing activities	(42,664)	(16,268)	(14,827)

Effect of exchange rate changes on cash	(979)	(5,781)	4,421

Net change in cash and cash equivalents	(13,776)	(86,203)	171,276
Cash and cash equivalents at the beginning of the year	242,099	328,302	157,026
Cash and cash equivalents at the end of the year	$228,323	$242,099	$328,302

Supplemental disclosure of cash flows activities:
Cash paid during the year for:
Income taxes	$65,200	$42,858	$33,029
Interest	$11,493	$12,319	$7,910
Non-cash activities:
Decrease in other receivables with respect to exercise of share options	$—	$53	$138
Increase in accrued expenses and other liabilities with respect to purchase of treasury shares	$35	$1,282	$—

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 1:- GENERAL
a.General:
NICE Ltd. and its subsidiaries (the "Company") is a global enterprise cloud software leader, serving two main markets, Customer Engagement and Financial Crime and Compliance. The Company's core mission is to transform experiences to be extraordinary and trusted. The Company's software is used by customer service organizations of enterprises of all sizes and verticals, and by compliance and fraud-prevention groups in leading financial institutions.

The Company help organizations transform customer experiences with solutions aimed at understanding consumer journeys, creating smarter hyper-personalized connections, managing omnichannel interactions and providing digital-centric self-service capabilities. The Company also help organizations transform their workforce experience with solutions aimed at engaging employees, optimizing operations and automating processes. Additionally, The Company help financial services organizations make experiences safer with solutions aimed at predicting needs and identifying risks to prevent money laundering and fraud, as well as ensuring compliance in real-time.

NICE Ltd. is at the forefront of several industry technological disruptions: the growing maturity of analytics and AI, the adoption of cloud platforms by enterprises, the expansion of use of digital channels to communicate with customers, and the shift by financial institutions to integrated risk management solutions for end-to-end financial crime prevention. The Company's solutions form a comprehensive and unified portfolio based on its unique domain expertise for driving customer experience transformation and preventing financial crime as well as enhancing public safety. These solutions are built on innovative cloud platforms that are digital-first, integrating advanced analytics, AI and automation in a wide range of business applications.

b.Acquisitions:
1. Acquisitions in 2019:
During 2019, the Company acquired certain companies, accounted for a as business combination and an asset acquisition (see also note 2z). The financial results of the acquired companies are included in the Company’s consolidated financial statements, from their respective acquisition dates, and the results from each of these companies were not individually material to the Company’s consolidated financial statements. In the aggregate, the total preliminary purchase price for these acquisitions was approximately $26,671 in cash. The Company preliminary recorded $15,683 of identifiable intangible assets, based on their estimated fair values, and $14,480 of residual goodwill. The preliminary fair value estimates for the assets acquired assumed for these acquisitions completed during 2019 were based upon preliminary calculations and valuations, and the estimates and assumptions for these acquisitions are subject to change as the Company obtains additional information during the respective measurement periods (up to one year from the respective acquisition dates).

2. Acquisition of Mattersight Corporation in 2018:
On August 20, 2018, the Company completed the acquisition of Mattersight Corporation ("Mattersight"), a leading provider of cloud based analytics for customer service organizations. The Company acquired Mattersight for total consideration of $105,053.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)
Upon acquisition, Mattersight became a wholly-owned subsidiary of the Company. The acquisition was accounted for as a business combination. This method requires, among other things, that assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. The Company recorded core technology, customer relationships, customer backlog and goodwill in amount of $50,852; $7,757; $5,439 and $48,579, respectively. The estimated useful life of the core technology, customer relationships, and customer backlog are 5 to 7 years, 7 years, and 2 to 3 years, respectively.
Goodwill generated from this business combination is attributed to synergies between the Company's and Mattersight's respective products and services. The goodwill is not deductible for income tax purposes. The fair value estimates of assets acquired and liabilities assumed from this acquisition were based on a preliminary valuation, which was finalized during 2019 as part of the measurement period. See Note 8 regarding changes during 2019.

The results of Mattersight's operations have been included in the consolidated financial statements since August 20, 2018. Pro forma results of operations related to this acquisition have not been prepared because they are not material to the Company's consolidated statement of income.
3. Acquisitions in 2017:
During 2017, the Company acquired certain companies. These acquisitions were not significant individually or in the aggregate. The financial results of the acquired companies are included in the Company's consolidated financial statements from their respective acquisition dates, and the results from each of these companies were not individually material to the Company's consolidated financial statements. In the aggregate, the total purchase price for these acquisitions was approximately $76,870. The Company preliminarily recorded $2,291 of net tangible liabilities and $51,015 of identifiable intangible assets, based on their estimated fair values, and $28,145 of residual goodwill. The fair value of assets acquired and liabilities assumed from those acquisitions were based on a preliminary valuation which was finalized during 2018 as part of the measurement period. See Note 8 regarding changes during 2018.
4. Acquisitions related costs:
During 2019, 2018 and 2017, acquisition related costs amounted to $720, $1,249 and $970 respectively, and were included in general and administrative expenses.
NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements were prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").
a.Use of estimates:
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
b.Financial statements in United States dollars:
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
c.Principles of consolidation:
Intercompany transactions and balances have been eliminated upon consolidation.
d.Cash equivalents:
Cash equivalents are short-term unrestricted highly liquid investments that are readily convertible into cash, with original maturities of three months or less at acquisition.
e.Marketable securities:
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

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
f.Property and equipment, net:
Property and equipment are stated at cost, net of accumulated depreciation.
Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual periods ranges:

Years
Computers and peripheral equipment	3 - 5
Internal use software	3
Office furniture and equipment	5 - 14

Leasehold improvements are amortized by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.
g.Internal use software costs:
The Company capitalizes development costs incurred during the application development stage that are related to internal use technology that supports its cloud services. Under ASC 350-40, internal-use software is included in property and equipment, net in the consolidated balance sheets. Capitalization of such costs begins when the preliminary project stage is complete and ceases at the point in which the project is substantially complete and is ready for its intended purpose. Costs incurred in the process of software production are charged to expenses as incurred.
h.Other intangible assets, net:
Other intangible assets are amortized over their estimated useful lives using the straight-line method, at the following annual periods ranges:

Years
Core technology	3 – 8
Customer relationships	3 - 7
Trademarks	2 - 12
Customer backlog	2 - 3

i.Impairment of long-lived assets:
The Company's long-lived assets and identifiable intangibles that are subject to amortization are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment," whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment indicators include any significant changes in the manner of the Company's use of the assets and significant negative industry or economic trends.
Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows to the carrying amount of the asset, an impairment charge is recorded for the excess of the carrying amount over fair value. In 2019, 2018 and 2017, no impairment charge was recognized.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
j.Goodwill:
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
During the fourth quarter of each of the years presented, the Company performed a qualitative assessment for its reporting units and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required. Accordingly, during the years 2019, 2018 and 2017, no impairment charge was recognized.
k.Exchangeable senior notes:
The Company applies ASC 815, "Derivative and Hedging" ("ASC 815"), and ASC 470, "Debt" ("ASC 470"). Under these standards, the Company separately accounts for the liability and equity components of convertible debt instruments that may be settled in cash in a manner that reflects the Company's nonconvertible debt borrowing rate. The liability component at issuance is recognized at fair value, based on the fair value of a similar instrument that does not have a conversion feature. The equity component is based on the excess of the principal amount of the debentures over the fair value of the liability component, after adjusting for an allocation of debt issuance costs, and is recorded as capital in excess of par. Debt discounts are amortized as additional non-cash interest expense over the expected life of the debt.
l.Revenue recognition:
The Company generates revenues from sales of software products, services and cloud, which include software license, software-as-a-service, network connectivity, hosting, support and maintenance, implementation, configuration, project management, consulting and training. The Company sells its products directly through its sales force and indirectly through a global network of distributors, system integrators and strategic partners, all of whom are considered end-users.
Starting 2018, the Company recognizes revenues in accordance with ASC No. 606, "Revenue from Contracts with Customers" ("ASC 606"). Under the standard, the Company recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. To determine revenue recognition for contracts that are within the scope of the standard, the Company perform the following five steps:

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
1) Identify the contract(s) with a customer

A contract with a customer exists when (i) there is an enforceable contract with the customer that defines each party’s rights regarding the goods or services to be transferred and identifies the payment terms related to these goods or services; (ii) the contract has commercial substance; and (iii) the Company determines that collection of substantially all consideration for goods or services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. The Company applies judgment in determining the customer's ability and intent to pay, which is based on a variety of factors, including the customer's historical payment experience.

2) Identify the performance obligations in the contract

The Company enters into contracts that can include multiple performance obligations. The Company accounts for individual products and services separately if they are distinct – i.e., if a product or service is separately identifiable from other items in the contract and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

3) Determine the transaction price

The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring goods or services to the customer.

Payment terms and conditions vary by contract type. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company determines its contracts generally to not include a significant financing component since the Company's selling prices are not subjected to billing terms nor is its purpose to receive financing from its customers or to provide customers with financing. In addition, the Company uses the practical expedient and does not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less.
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

4) Allocate the transaction price to the performance obligations in the contract

The Company allocates the transaction price to each performance obligation identified based on its relative standalone selling price ("SSP") out of the total consideration of the contract.
The Company uses judgment in determining the SSP. If the SSP is not observable through standalone transactions, the Company estimates the SSP taking into account available information such as geographic or regional specific factors, internal costs, profit objectives, and internally approved pricing guidelines related to the performance obligation.
The Company typically establish SSP range for its products and services, which is reassessed on a periodic basis or when facts and circumstances change. SSP for products and services can evolve over time due to changes in Nice Ltd. pricing practices that are influenced by intense competition, changes in demand for products and services, and economic factors, among others.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
For product where the SSP cannot be determined based on observable prices, given the same products are sold for a broad range of amounts (that is, the selling price is highly variable), the SSP included in a contract with multiple performance obligations is determined by applying a residual approach whereby all other performance obligations within a contract are first allocated a portion of the transaction price based upon their respective SSPs, with any residual amount of transaction price allocated to these product revenues.
5) Recognize revenue when (or as) the entity satisfies a performance obligation
Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised product or service to the customer. Software license revenues are recognized at the point in time when the software license is delivered and the customer obtains control of the asset.
Support and maintenance service revenues are recognized ratably over the term of the underlying maintenance contract term. Renewals of maintenance contracts create new performance obligations that are satisfied over the term with the revenues recognized ratably over the period of the renewal.
Professional services revenues are recognized as services are performed.
The Company derives its cloud revenues from subscription services, which are comprised of subscription fees from granting customers access to the Company’s cloud computing services and from network connectivity.

Revenue from subscription services is recognized either ratably over the contract period or based on usage, and revenue from network connectivity is based on customer call usage and is recognized in the period the call is initiated.

Deferred revenues, which represent a contract liability, represent unrecognized fees collected mostly for maintenance, cloud and professional services. Deferred revenues are recognized as (or when) the Company performs under the contract. The amount of revenues recognized in the period that was included in the opening deferred revenues balance was approximately $226,500 for the year ended December 31, 2019.

As of December 31, 2019, the aggregate amount of the total transaction price allocated in contracts with original duration greater than one year of the remaining performance obligations was approximately $943,500. As of December 31, 2019, the Company expects to recognize the majority of the revenue of remaining performance obligation over the next 24 months. Such remaining performance obligations represent unsatisfied or partially unsatisfied performance obligations pursuant to ASC 606. The Company has elected the optional exemption, which allows for the exclusion of the amounts for remaining performance obligations that are part of contracts with an original expected duration of one year or less.
m.Costs to Obtain Contracts:
The Company capitalizes sales commission as costs of obtaining a contract when they are incremental and if they are expected to be recovered. The Company applies judgment in estimating the amortization period by taking into consideration customer contract terms, history of renewals, expected length of customer relationship, as well as the useful life of the underlying technology and products. Amortization of sales commission expense is included in Selling and Marketing expenses in the accompanying consolidated statements of income. For costs that the Company would have capitalized and amortized over one year or less, the Company has elected to apply the practical expedient and expense these contract costs as incurred. Commission expense for the years 2019, 2018 and 2017 were $93,081; $76,776 and $92,166, respectively.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
n.Research and development costs:
Research and development costs (net of grants and capitalized expenses) incurred in the process of software production are charged to expenses as incurred.
o.Income taxes:
To prepare our consolidated financial statements, the Company estimates its income taxes in each of the jurisdictions in which it operates, and in certain of these jurisdictions, it is calculated based on the Company assumptions as to its entitlement to various benefits under the applicable tax laws in the jurisdiction. The entitlement to such benefits depends upon the Company's compliance with the terms and conditions set out in these laws.

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
p.Non-royalty grants:
Non-royalty bearing grants from the Government of Israel for funding research and development projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and recorded as a deduction from research and development expenses.
q.Concentrations of credit risk:
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
The Company's trade receivables are derived from sales to customers located primarily in North America, Europe, the Middle East, Africa and Asia Pacific. The Company performs ongoing credit evaluations of its customers and insures certain of its receivables with a credit insurance company. A general allowance for doubtful accounts is provided, based on the length of time the receivables are past due.

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
r.Severance pay:
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
Severance pay expense for 2019, 2018 and 2017 amounted to $7,656, $13,453 and $9,862, respectively.
The Company also has other liabilities for severance pay in other jurisdictions.
The Company has a 401(k) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 6%-8% of their eligible compensation but generally not greater than annual contribution of $19 in 2019, $18.5 in 2018 and $18 in 2017 (for certain employees over 50 years of age the maximum annual contribution is $25 per year in 2019, $24.5 in 2018 and $24 in 2017) of their total annual compensation to the plan through salary deferrals, subject to IRS limits. The Company matches 50% of employee contributions to the plan up to a limit of 6-8% of their eligible compensation. In the years 2019, 2018 and 2017, the Company recorded an expense for matching contributions in the amount of $8,068; $7,732 and $7,044, respectively.
s.Leases
On January 1, 2019, the Company adopted Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02) using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with our historical accounting under Topic 840.

The Company elected the package of practical expedients permitted under the transition guidance, which allowed it to carryforward its historical lease classification, its assessment on whether a contract was or contains a lease, and its initial direct costs for any leases that existed prior to January 1, 2019. The Company also elected to combine its lease and non-lease components for car leases and to not recognize a lease liability and a right-of-use (“ROU”) asset on the balance sheet for leases with a term of twelve months or less. The Company recognize the associated lease payments in the consolidated statements of income on a straight-line basis over the lease term.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
Under Topic 842, The Company determines if an arrangement is a lease at inception. ROU assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company consider only payments that are fixed and determinable at the time of commencement. As most of the Company leases do not provide an implicit rate, the Company use its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments. The ROU asset is recorded net of any lease incentives received. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. The Company's lease agreements may contain variable costs such as common area maintenance, insurance, real estate taxes or other costs. Variable lease costs are expensed as incurred on the consolidated statements of income.

t.Basic and diluted net earnings per share:
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
As further described in Note 15, the Company entered into an exchangeable note hedge transaction and warrants transaction. While the exchangeable note hedge transaction is anti-dilutive and as such is not included in the computation of diluted earnings per share, the warrants transaction had dilutive effect and as such were included in the computation of the diluted earnings per share. The number of shares related to the outstanding exchangeable note hedge transaction is 3,457,475.
The weighted average number of shares related to outstanding anti-dilutive options excluded from the calculations of diluted net earnings per share was 4,921; 108,617 and 62,319 for the years 2019, 2018 and 2017, respectively.
u.Accounting for stock-based compensation:
The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation - Stock Compensation" ("ASC 718"), which requires the measurement and recognition of stock base compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model.
The Company recognizes compensation expenses for the value of its awards, which have graded vesting, based on the accelerated attribution method over the requisite service period of each of the awards. The Company account for forfeitures as they occur.
The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model, which requires a number of assumptions: the expected volatility is based upon actual historical stock price movements; the expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding; the risk-free interest rate is based on the yield from U.S. Federal Reserve zero-coupon bonds with an equivalent term; and the expected dividend rate (an annualized dividend yield) is based on the per share dividend declared by the Company's Board of Directors. For information on the Company's dividend payments, see Note 14d

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
The Company measures the fair value of restricted stock based on the market value of the underlying shares at the date of grant.
The fair value of certain performance share units with market-based performance conditions granted under the employee equity plan was estimated on the grant date using the Monte Carlo valuation methodology.
v.Fair value of financial instruments:
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
The hierarchy is broken down into three levels based on the inputs as follows:
•Level 1 - Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
•Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
•Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
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
The Company's marketable securities, exchangeable senior notes and foreign currency derivative contracts are classified within Level 2 (see Notes 3, 10 and 15).
The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables and trade payables approximate their fair value due to the immediate or short-term maturities of these financial instruments. The carrying amount of the loan approximates its fair value due to the fact that the loan bears a variable interest rate.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
w.Legal contingencies:
The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.
x.Advertising expenses:
Advertising expenses are charged to expense as incurred. Advertising expenses for the years 2019, 2018 and 2017 were $16,040; $13,527 and $13,543, respectively.
y.Treasury shares:
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
z.Business combination:
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
The Company accounts for a transaction as an asset acquisition pursuant to the provisions of ASU 2017-01, "Clarifying the Definition of a Business," when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, or otherwise does not meet the definition of a business. Asset acquisition-related costs are capitalized as part of the asset or assets acquired.

aa.Comprehensive income:
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

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
The following tables show the components of accumulated other comprehensive income, net of taxes, as of December 31, 2019 and 2018:

	Year ended December 31, 2019
	Unrealized gains (losses) on marketable securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total
Beginning balance	$(1,662)	$(2,715)	$(42,239)	$(46,616)

Other comprehensive income before reclassifications	6,260	5,495	2,458	14,213
Amounts reclassified from accumulated other comprehensive loss	(467)	(429)	—	(896)
Net current-period other comprehensive income	5,793	5,066	2,458	13,317
Ending balance	$4,131	$2,351	$(39,781)	$(33,299)

	Year ended December 31, 2018
	Unrealized losses on marketable securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total
Beginning balance	$(1,070)	$1,134	$(32,978)	$(32,914)
Other comprehensive loss before reclassifications	(574)	(8,630)	(9,261)	(18,483)
Amounts reclassified from accumulated other comprehensive income (loss)	(18)	4,781	—	4,781
Net current-period other comprehensive loss	(592)	(3,849)	(9,261)	(13,702)
Ending balance	$(1,662)	$(2,715)	$(42,239)	$(46,616)

ab. Recently adopted accounting standards:
The Company adopted ASU No. 2016-02 as of January 1, 2019, using the modified retrospective transition method of applying the new standard at the adoption date. Therefore, upon adoption, the Company recognized and measured leases without revising comparative period information or disclosures.
Upon adoption, the Company recognized total right of use (“ROU”) assets of $120.6 million, with corresponding lease liabilities of $139.2 million on our consolidated balance sheets. The ROU assets include adjustments for prepayments and accrued lease payments. The adoption did not impact the beginning balance of retained earnings, or prior year consolidated statements of income and statements of cash flows.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
For information regarding the impact of Topic 842 adoption, see Significant Accounting Policies – Leases Liability above and Note 11 - Leases.

In August 2017, the FASB issued ASU 2017-12, “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities,” amending the eligibility criteria for hedged items and transactions to expand an entity’s ability to hedge nonfinancial and financial risk components. The new guidance eliminates the requirement to separately measure and present hedge ineffectiveness and aligns the presentation of hedge gains and losses with the underlying hedge item. The new guidance also simplifies the hedge documentation and hedge effectiveness assessment requirements. The amended presentation and disclosure requirements must be adopted on a prospective basis, while any amendments to cash flow and net investment hedge relationships that exist on the date of adoption must be applied on a “modified retrospective” basis, meaning a cumulative effect adjustment to the opening balance of retained earnings as of the beginning of the year of adoption. The new guidance was effective on January 1, 2019 and the adoption did not have a material impact on the Company's consolidated financial statements.

ac. Recently issued accounting standards, not yet adopted:
In June 2016, the FASB issued ASU 2016-13, "Financial Instruments - Credit Losses (ASC 326)" ("ASU 2016-13"). The amendments in this update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be of greater use to users of the financial statements. ASU 2016-13 is effective for the Company for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is allowed as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The adoption of ASU 2016-13 is not expected to have a significant impact on the Company's consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04 "Intangibles - Goodwill and Other (ASC 350): Simplifying the Accounting for Goodwill Impairment" ("ASU 2017-04"). ASU 2017-04 eliminates step 2 of the goodwill impairment test, which requires the calculation of the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. ASU 2017-04 is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. The adoption of ASU 2017-04 is not expected to have a significant impact on the Company's consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, “Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract.” The new standard requires capitalization of the implementation costs incurred in a cloud computing arrangement that is a service contract, with the requirements for capitalization costs incurred to develop or obtain internal-use software. The new standard also requires presenting the capitalized implementation costs and their related amortization and cash flows on the financial statements in consistent with the prepaid amounts and fees related to the associated cloud computing arrangement. Capitalized implementation costs will be required to be amortized over the term of the arrangement, beginning when the module or component of the cloud computing arrangement that is a service contract is ready for its intended use. The standard will be effective for the Company beginning on January 1, 2020, with early adoption permitted. Entities can choose to adopt the new guidance prospectively or retrospectively. The adoption of ASU 2018-15 is not expected to have a significant impact on the Company's consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement" (ASU 2018-13). The amendments in ASU 2018-13 remove, modify and add disclosures for companies required to make disclosures about recurring or nonrecurring fair value measurements under Topic 820. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption of this guidance is permitted. Certain amendments in this guidance are required to be applied prospectively, and others are to be applied retrospectively. The amendments in ASU 2018-13 are disclosure-related only and as such, the adoption of ASU 2018-13 is not expected to have a significant impact on the Company's consolidated financial statements.

NOTE 3:- SHORT-TERM AND LONG-TERM INVESTMENTS
Short-term and long-term investments include marketable securities in the amount of $735,717 and $488,727 as of December 31, 2019 and 2018, respectively and short-term bank deposits in the amounts of $17,444 as of December 31, 2019.
The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of available-for-sale marketable securities as of December 31, 2019 and 2018:

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Estimated fair value (Level 2 within the fair value hierarchy)
	December 31,		December 31,		December 31,		December 31,
	2019	2018	2019	2018	2019	2018	2019	2018
Corporate debentures	$687,886	$457,944	$4,865	$190	$(271)	$(1,993)	$692,480	$456,141
U.S. Treasuries	23,182	21,943	82	—	(2)	(226)	23,262	21,717
U.S. Government Agencies	19,957	10,854	38	16	(20)	(1)	19,975	10,869
	$731,025	$490,741	$4,985	$206	$(293)	$(2,220)	$735,717	$488,727

The scheduled maturities of available-for-sale marketable securities as of December 31, 2019 are as follows:

	Amortized cost	Estimated fair value
Due within one year	$192,882	$193,328
Due after one year through five years	538,142	542,389
	$731,025	$735,717

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:- SHORT-TERM AND LONG-TERM INVESTMENTS (Cont.)
Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values as of December 31, 2019 and 2018 are as indicated in the following tables:

	December 31, 2019
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debentures	$70,733	$(117)	$48,658	$(154)	$119,391	$(271)
U.S. Treasuries	—	—	5,005	(2)	5,005	(2)
U.S. Government Agencies	10,974	(20)	—	—	10,974	(20)
	$81,707	$(137)	$53,663	$(156)	$135,370	$(293)

	December 31, 2018
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debentures	$231,845	$(754)	$113,870	$(1,239)	$345,715	$(1,993)
U.S. Treasuries	14,926	(12)	6,791	(214)	21,717	(226)
U.S. Government Agencies	7,932	(1)	—	—	7,932	(1)
	$254,703	$(767)	$120,661	$(1,453)	$375,364	$(2,220)
NOTE 4:- PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2019	2018
Government authorities	$46,444	$30,369
Interest receivable	6,948	2,867
Prepaid expenses	56,008	45,671
Inventories	3,389	3,434
Other	4,183	5,109
	$116,972	$87,450

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 5:- OTHER LONG-TERM ASSETS

	December 31,
	2019	2018
Deferred commission costs	$79,336	$57,675
Severance pay fund	13,201	12,575
Long-term deposits and other assets	31,497	3,792
	$124,034	$74,042

NOTE 6:- PROPERTY AND EQUIPMENT, NET

	December 31,
	2019	2018
Cost:
Computers and peripheral equipment	$263,128	$253,325
Internal use software	105,297	69,452
Office furniture and equipment	13,180	13,060
Leasehold improvements	59,199	57,454
	440,804	393,291
Accumulated depreciation:
Computers and peripheral equipment	212,471	196,820
Internal use software	41,622	16,597
Office furniture and equipment	8,655	7,717
Leasehold improvements	36,409	31,819
	299,157	252,953
Depreciated cost	$141,647	$140,338

Depreciation expense totaled $60,174, $49,963 and $37,924 for the years 2019, 2018 and 2017, respectively.
The Company recorded a reduction of $18,653 and $11,485 to the cost and accumulated depreciation of fully depreciated equipment and leasehold improvements no longer in use for the years ended December 31, 2019 and 2018, respectively.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 7:- OTHER INTANGIBLE ASSETS, NET
a.Definite-lived other intangible assets:

	December 31,
	2019	2018
Original amounts:
Core technology	$577,692	$720,134
Customer relationships, backlog and distribution network	258,137	393,204
Trademarks	44,440	55,896
	880,269	1,169,234
Accumulated amortization:
Core technology	281,319	372,895
Customer relationships, backlog and distribution network	170,454	264,463
Trademarks	17,477	23,644
	469,250	661,002
Other intangible assets, net	$411,019	$508,232

b.Amortization expense amounted to $113,056, $107,179 and $118,377 for the years ended December 31, 2019, 2018 and 2017, respectively.
c.Estimated amortization expense:

For the year ended December 31,
2020	$107,543
2021	100,525
2022	81,351
2023	66,195
2024	50,110
Thereafter	5,295
$411,019

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 8:- GOODWILL
Following the Company's acquisitions in 2019 and 2018, as described in Note 1b, the changes in the carrying amount of goodwill allocated to reportable segments for the years ended December 31, 2019 and 2018 are as follows:

	Year ended December 31, 2019
	Customer Engagement	Financial Crime and Compliance	Total
As of January 1, 2019	$1,103,091	$263,115	$1,366,206
Acquisitions (*)	9,176	—	9,176
Functional currency translation adjustments	2,413	623	3,036
As of December 31, 2019	$1,114,680	$263,738	$1,378,418

	Year ended December 31, 2018
	Customer Engagement	Financial Crime and Compliance	Total
As of January 1, 2018	$1,053,922	$264,320	$1,318,242
Acquisitions (*)	54,203	—	54,203
Functional currency translation adjustments	(5,034)	(1,205)	(6,239)
As of December 31, 2018	$1,103,091	$263,115	$1,366,206
(*)Including adjustments of $(5,304) and $5,624, resulting from finalization of purchase price allocations with respect to 2019 and 2018, respectively.
NOTE 9:- ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2019	2018
Payroll and related expenses	$179,291	$158,185
Accrued expenses	97,325	104,568
Government authorities	101,194	95,535
Other	13,875	15,620
	$391,685	$373,908

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
As a result of adopting new accounting guidance discussed in Note 2, "Recently adopted accounting pronouncements", beginning January 1, 2019, gains and losses on derivatives instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that are attributable to a particular risk), are recorded in accumulated other comprehensive income (loss) and reclassified into in the same accounting period in which the designated forecasted transaction or hedged item affects earnings. Prior to January 1, 2019, cash flow hedge ineffectiveness was separately measured and reported immediately in earnings. Cash flow hedge ineffectiveness was immaterial during 2018 and 2017.

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

	Notional amount		Fair value (Level 2 within the fair value hierarchy)
	December 31,		December 31,
	2019	2018	2019	2018
Option contracts to hedge payroll
expenses ILS	$16,204	$73,950	$294	$(2,566)
expenses INR	21,904	40,391	800	807
Option contracts to hedge facility expenses ILS	1,273	5,200	19	(137)
expenses INR	2,006	3,874	80	80
Forward contracts to hedge payroll
expenses ILS	67,139	53,500	1,333	(1,926)
expenses INR	10,032	—	50	—
expenses PHP	2,362	4,452	64	187
Forward contracts to hedge lease obligations PHP	4,921	—	—	—
Forward contracts to hedge facility expenses ILS	2,546	—	67	—
Forward contracts to hedge facility expenses PHP	433	628	12	28
	$128,820	$181,995	$2,719	$(3,527)

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:- DERIVATIVE INSTRUMENTS (Cont.)
The Company currently hedges its exposure to the variability in future cash flows for a maximum period of one year. As of December 31, 2019, the Company expects to reclassify all of its unrealized gains and losses from accumulated other comprehensive income to earnings during the next twelve months.
The fair value of the Company's outstanding derivative instruments at December 31, 2019 and 2018 is summarized below:

		Fair value of derivative instruments
		December 31,
	Balance sheet line item	2019	2018
Derivative assets:
Foreign exchange option contracts	Prepaid expenses and other current assets	$1,194	$888
Foreign exchange forward contracts	Prepaid expenses and other current assets	1,525	214
Derivative liabilities:
Foreign exchange option contracts	Accrued expenses and other liabilities	—	(2,703)
Foreign exchange forward contracts	Accrued expenses and other liabilities	$—	$(1,926)

The effect of derivative instruments in cash flow hedging relationship on income and other comprehensive income for the years ended December 31, 2019, 2018 and 2017 is summarized below:

	Amount of gain (loss) recognized in other comprehensive income on derivative, net of tax (effective portion)
	Year Ended December 31,
	2019	2018	2017
Derivatives in foreign exchange cash flow hedging relationships:
Forward contracts	$2,108	$(6,059)	$3,317
Option contracts	3,387	(2,571)	3,504
	$5,495	$(8,630)	$6,821

Derivatives in foreign exchange cash flow hedging relationships:

		Amount of gain (loss) reclassified from other comprehensive income into income (expenses), net of tax (effective portion)
		Year Ended December 31,
	Statements of income line item	2019	2018	2017
Option contracts to hedge payroll and facility expenses	Cost of revenues and operating expenses	$320	$66	$(2,429)
Forward contracts to hedge payroll and facility expenses	Cost of revenues, operating expenses and financial expenses	(749)	4,715	(3,157)
		$(429)	$4,781	$(5,586)

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 11:- LEASES
The Company has entered into various non-cancelable operating lease agreements for certain of our office spaces and motor vehicles. The leases have original lease periods expiring between 2020 and 2037. The Company does not assume renewals in its determination of the lease term unless the renewals are considered as reasonably assured at lease commencement.

The operating lease cost for the year ended December 31, 2019 was $22,528.

Supplemental cash flow information related to leases was as follows:

Year Ended December 31, 2019
Operating cash flows from operating leases	$23,404
New right-of-use assets obtained in exchange for operating lease obligations	$4,975

Maturities of lease liabilities were as follows:

Operating Leases
2020	$23,118
2021	20,003
2022	18,926
2023	11,951
2024	9,866
Thereafter	81,472
Total lease payments	165,336

Less imputed interest	(40,327)

Total	$125,009

Supplemental balance sheet information related to leases was as follows:

Year Ended December 31, 2019
Current maturities of operating leases	$21,519
Long-term operating leases	103,490
Total operating lease liabilities	$125,009

Weighted-average remaining operating lease term	10.70
Weighted-average discount rate of operating leases	4.95%

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES
a.Commitments:
The Company is also obligated under certain agreements with its suppliers to purchase licenses and hosting services. These non-cancelable obligations as of December 31, 2019 are $65,374.
b.Legal proceedings:
From time to time the Company or its subsidiaries may be involved in legal proceedings and/or litigation arising in the ordinary course of business. While the outcome of these matters cannot be predicted with certainty, the Company does not believe it will have a material effect on its consolidated financial position, results of operations, or cash flows.

NOTE 13:- TAXES ON INCOME
a.Israeli taxation:
1.Corporate tax:
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
Income not eligible for Preferred Enterprise or Preferred Technology Enterprise benefits is taxed at the regular corporate tax rate, which is 23% in 2019, and was 23% in 2018 and 24% in 2017.
Prior to 2012, most of NICE Ltd. and its Israeli subsidiary's income was exempt from tax or subject to reduced tax rates under the Investment Law. Upon distribution of exempt income, the distributing company was subject to reduced corporate tax rates ordinarily applicable to such income under the Investment Law. Currently, income subjected to a reduced tax rate under the Preferred Enterprise and Preferred Technology Enterprise Regime will be freely distributable as dividends, subject to a 20% withholding tax (or lower, under an applicable tax treaty). However, upon the distribution of a dividend from such Preferred Income to an Israeli company, no withholding tax will be imposed
In September 2013, and pursuant to a temporary Israeli government tax relief, the Company made an election to pay reduced corporate tax on undistributed exempt income, generated under the Investment

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)
Law and accumulated by the company until December 31, 2011 and be entitled to distribute a dividend, without being required to pay additional corporate tax, from such income. NICE Ltd. duly released its and its Israeli subsidiary's tax-exempted income through 2011. In addition, under this election the Company was required to make and complete certain qualified investments in Israeli "industrial projects" (as defined in the Law), by December 31, 2018, which the Company believes it has done. Further to the election, NICE Ltd. no longer has a tax liability upon future distributions of its tax-exempted earnings, while the Israeli subsidiary may have a tax liability upon future distributions only with respect to its 2012 tax-exempted earnings.

2.Foreign Exchange Regulations:
Under the Foreign Exchange Regulations, NICE Ltd. and its Israeli subsidiary calculate their tax liability in U.S. Dollars according to certain orders. The tax liability, as calculated in U.S. Dollars is translated into NIS according to the exchange rate as of December 31st of each year.
3.Tax benefits under the Israeli Law for the Encouragement of Industry (Taxation), 1969:
NICE Ltd. and its Israeli subsidiary believe they currently qualify as an "Industrial Company" as defined by the above law and, as such, are entitled to certain tax benefits including accelerated depreciation, deduction of public offering expenses in three equal annual installments and amortization of cost of purchased know-how and patents for tax purposes over 8 years.
b.Income taxes on non-Israeli subsidiaries:
Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence. The Company's consolidated tax rate depends on the geographical mix of where its profits are earned. Primarily, in 2019, the Company's U.S. subsidiaries are subject to combined federal and state income taxes of approximately 25% and its subsidiaries in the U.K. and India are subject to corporation tax at a rate of approximately 19% and 18.5% respectively. Neither Israeli income taxes, foreign withholding taxes nor deferred income taxes were provided in relation to undistributed earnings of the Company's foreign subsidiaries. This is because the Company has the intent and ability to reinvest these earnings indefinitely in the foreign subsidiaries and therefore those earnings are continually redeployed in those jurisdictions. As of December 31, 2019, the amount of undistributed earnings of non-Israeli subsidiaries, which is considered indefinitely reinvested, was $788,728 with a corresponding unrecognized deferred tax liability of $115,505. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.
c.U.S. Tax Reform:
On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (the "U.S. Tax Reform" or "TCJA"); a comprehensive tax legislation that includes significant changes to the taxation of business entities. These changes include several key tax provisions that might impact the Company, among others: (i) a permanent reduction to the statutory federal corporate income tax rate from 35% to 21% effective for tax years beginning after December 31, 2018; (ii) a shift of the U.S. taxation of multinational corporations from a tax on worldwide income to a modified territorial system (along with certain new rules designed to prevent erosion of the U.S. income tax base - "BEAT"); (iii) establishing immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing certain business deductions and credits; and (iv) providing a permanent deduction to corporations generating revenues from non-US markets (known as a deduction for foreign derived intangible income - "FDII").

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)
The final impact of the TCJA may differ due to, among other things, possible changes in the interpretations and assumptions made by the Company as a result of additional information, additional guidance or finalization of law and regulations, that will be issued by the U.S. Department of Treasury, the IRS or other standard-setting bodies, and which may impact the Company's future financial statements; and will be accounted for when such guidance is issued.
d.Net operating loss carryforward:
As of December 31, 2019, the Company and certain of its subsidiaries had tax loss carry-forwards totaling in aggregate approximately $151,959 which can be carried forward and offset against taxable income. Approximately $73,011 of these carry-forward tax losses have no expiration date, with the balance expiring between 31.12.25 and 31.12.37.
Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.
e.Deferred tax assets and liabilities:
Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2019	2018
Deferred tax assets:
Net operating losses carryforward and tax credits	$31,254	$88,528
Intra-entity transfer of certain intangible assets (*)	18,798	—
Operating leases liabilities	24,398	—
Share based payments	19,017	21,631
Research and development costs	3,645	3,473
Reserves, allowances and other	31,090	21,838
Deferred tax assets before valuation allowance	128,202	135,470
Valuation allowance	(9,145)	(11,211)
Deferred tax assets	119,057	124,259

Deferred tax liabilities:
Acquired intangibles	(87,711)	(126,318)
Operating lease right-of-use assets	(20,357)	—
Acquired deferred revenue	(760)	(2,033)
Internal Use Software and other Fixed Assets	(14,779)	(15,677)
Prepaid Compensation Expenses	(17,446)	(12,062)
Deferred tax liabilities	(141,053)	(156,090)

Deferred tax liabilities, net	$(21,996)	$(31,831)

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)
(*) During the year ended December 31, 2019, the Company completed an intra-entity transfer of certain intangible assets to a different tax jurisdiction. As a result of the transfer, the Company utilized net operating losses carried forward and consequently released the valuation allowance on certain deferred tax assets, incurred a tax expense on capital gain, released certain deferred tax liabilities and recorded a deferred tax asset.

	December 31,
	2019	2018
Deferred tax assets	$30,513	$12,309
Deferred tax liabilities	(52,509)	(44,140)
Deferred tax liabilities, net	$(21,996)	$(31,831)

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from tax loss carry forwards and other reserves and allowances due to uncertainty concerning their realization.
f.A reconciliation of the Company's effective tax rate to the statutory tax rate in Israel is as follows:

	Year Ended December 31,
	2019	2018	2017
Income before taxes on income, as reported in the consolidated statements of income	$234,273	$186,715	$129,660
Statutory tax rate in Israel	23.0%	23.0%	24.0%
Preferred Enterprise / Preferred Technology Enterprise benefits (*)	(7.7)%	(13.0)%	(16.8)%
Changes in valuation allowance	0.7%	—	—%
Earnings taxed under foreign law	17.9%	(1.8)%	(4.6)%
Tax settlements and other adjustments	5.8%	7.0%	14.3%
U.S. Tax Reform one-time adjustment		(1.6)%	(23.9)
Intangible assets transfer	(14.2)%
Other	(4.9)%	1.1%	(3.5)%
Effective tax rate	20.6%	14.7%	(10.5)%
(*)The effect of the benefit resulting from the "Preferred Enterprise/Preferred Technology Enterprise benefits " status on net earnings per ordinary share is as follows:

	Year Ended December 31,
	2019	2018	2017
Basic	$0.29	$0.39	$0.36
Diluted	$0.28	$0.38	$0.35

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)
g.Income before taxes on income is comprised as follows:

	Year Ended December 31,
	2019	2018	2017
Domestic	$169,236	$193,664	$188,070
Foreign	65,037	(6,949)	(58,410)
	$234,273	$186,715	$129,660

h.Taxes on income (tax benefit) are comprised as follows:

	Year Ended December 31,
	2019	2018	2017
Current	$60,586	$57,549	$57,174
Deferred	(12,217)	(30,172)	(70,805)

	48,369	27,377	(13,631)

Domestic	8,614	29,947	27,673
Foreign	39,755	(2,570)	(41,304)
	$48,369	$27,377	$(13,631)
Of which:

	Year Ended December 31,
	2019	2018	2017
Domestic taxes:
Current	$29,075	$34,370	$22,808
Deferred	(20,461)	(4,423)	4,865

	8,614	29,947	27,673
Foreign taxes:
Current	31,196	23,179	34,366
Deferred	8,559	(25,749)	(75,670)

	39,755	(2,570)	(41,304)

Taxes on income (tax benefit)	$48,369	$27,377	$(13,631)

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)
i.Uncertain tax positions:
A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2019	2018
Uncertain tax positions, beginning of year	$58,560	$43,984
Increases/(Decreases) in tax positions for prior years	(3,443)	5,121
Increases in tax positions for current year	15,749	13,353
Settlements	—	(3,471)
Expiry of the statute of limitations	(5,982)	(427)

Uncertain tax positions, end of year	$64,884	$58,560

All the Company's unrecognized tax benefits would, if recognized, reduce the Company's annual effective tax rate. The Company has further accrued $3,889 and $501 due to interest and penalties related to uncertain tax positions as of December 31, 2019 and 2018 respectively.
During the course of 2019, upon receipt of an information letter, the Company's United Kingdom Subsidiary Group elected to register for the United Kingdom Profits Diversion Compliance Facility, covering the years 2015-2018. NICE Ltd. is currently in the process of routine Israeli income tax audits for the tax years 2014, 2015 and 2016. As of December 31, 2019, U.S. federal income tax returns filed by the Company or its subsidiaries for the tax years prior to 2016 are no longer subject to audit; and to the extent the Company or its subsidiaries generated net operating losses or tax credits in closed tax years, future use of the net operating loss or tax credit carry forward balance would be subject to examination within the relevant statute of limitations for the year in which it was utilized. The Company and its subsidiaries are still subject to other income tax audits for the tax years of 2011 through 2018.
NOTE 14:- SHAREHOLDERS' EQUITY
a.The Ordinary shares of the Company are traded on the Tel-Aviv Stock Exchange and its American Depositary Shares ("ADSs"), each representing one fully paid ordinary share, par value NIS 1.00 per share of the Company, are traded on NASDAQ.
b.Share option plans:
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
.
Under each of the Plans, the Company's employees, directors, consultants and/or contractors may be granted any equity-related award, including: any type of an option to acquire the Company ordinary shares; share appreciation right; share and/or restricted share award (“RSA”); restricted stock unit (“RSU”) and/or other share unit; and/or other share-based award and/or other right or benefit under the Plans, including any

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:- SHAREHOLDERS' EQUITY (Cont.)
such equity-related award that is a performance based award (each an “Award”). In regard to the 2008 Plan, please see the discussion below regarding performance-based awards beginning calendar year 2014.
.
Generally, under the terms of the Plans, unless determined otherwise by the administrator of the Plans, 25% of an Award granted becomes exercisable on the first anniversary of the date of grant and 6.25% becomes exercisable once every quarter during the subsequent three years. Specifically with respect to RSUs and options granted with an exercise price equal to the nominal value of an ordinary share (“par value options”), unless determined otherwise by the Board of Directors, 25% of the RSUs and the par value options granted become vested on each of the four consecutive annual anniversaries following the date of grant.
.
Certain executive officers are entitled to acceleration of vesting of Awards in the event of a change of control, subject to certain conditions. Awards with a vesting period expire six years after the date of grant. Pursuant to a resolution of the Company's Board of Directors dated February 4, 2014, options that are performance-based and that were granted during calendar year 2014 and thereafter shall expire seven years following the date of grant. The maximum number of shares that may be subject to Awards granted under each of the Plans is calculated each calendar year as 3% of the Company’s issued and outstanding share capital as of December 31 of the preceding calendar year (pursuant to an amendment of the 2016 Plan approved by the Board of Directors on October 2, 2019). Such amount is reset for each calendar year. Awards are non-transferable except by will or the laws of descent and distribution
.
Following an amendment made in December 2010 to the 2008 Plan and also applied under the 2016 Plan (the “2010 Amendment”), options granted under such plan are granted at an exercise price equal to the average of the closing prices of one ADR as quoted on the NASDAQ market during the 30 consecutive calendar days preceding the date of grant, unless determined otherwise by the administrator of the Plans (including par value options in some cases).

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

During 2019, the Company granted 914,194 options and restricted share units under the 2016 Plan (which constituted 1.48% of the Company issued and outstanding share capital as of December 31, 2018).
Pursuant to the terms of the acquisitions of, e-Glue Software Technologies Inc., Merced, Nexidia, inContact and Mattersight, the Company assumed or replaced unvested options, RSAs and RSUs and converted them or replaced them with the Company's options, RSAs and RSUs, as applicable, based on an agreed exchange ratio. Each assumed or replaced option, RSA and RSU is subject to the same terms and conditions, including vesting, exercisability and expiration, as originally applied to any such option, RSA and RSU immediately prior to the acquisition.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:- SHAREHOLDERS' EQUITY (Cont.)
The fair value of the Company's stock options granted to employees and directors for the years ended December 31, 2019, 2018 and 2017 was estimated using the following assumptions:

	2019	2018	2017
Expected volatility	19.44%-21.54%	21.23%-21.83%	21.69%-22.90%
Risk free interest rate	1.43%-2.55%	2.42%-3.04%	1.53%-2.00%
Expected dividend	—	—	—%
Expected term (in years)	3.5	3.5	3.5

A summary of the Company's stock options activity and related information for the year ended December 31, 2019, is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at January 1, 2019	1,184,847	19.82	4.47	104,731
Granted	368,375	17.86
Exercised	319,860	16.46
Cancelled	2,765	25.70
Forfeited	121,161	1.20

Outstanding at December 31, 2019	1,109,436	22.16	4.35	147,545

Exercisable at December 31, 2019	425,433	40.08	3.27	48,955

The weighted-average grant-date fair value of options granted during the years 2019, 2018 and 2017 was $121.21, $89.54 and $61.54, respectively.
The total intrinsic value of options exercised during the years 2019, 2018 and 2017 was $87,872; $68,749 and $42,592, respectively.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:- SHAREHOLDERS' EQUITY (Cont.)
The options outstanding under the Company's stock option plans as of December 31, 2019 have been separated into ranges of exercise price as follows:

Ranges of exercise price	Options outstanding as of December 31, 2019	Weighted average remaining contractual term	Weighted average exercise price	Options exercisable as of December 31, 2019	Weighted average exercise price of options exercisable
		(Years)	$		$
$0.29	810,121	4.56	0.28	197,163	0.28
$6.72-9.89	2,983	4.07	7.20	2,983	7.20
$12.45-17.72	398	0.66	14.86	398	14.86
$336.02-48.48	50,899	4.13	40.72	34,106	41.16
$54.95-80.76	143,780	2.85	71.32	134,079	71.05
$85.104-151.63	101,255	4.95	118.55	56,704	106.52

	1,109,436	4.47	19.82	425,433	36.24

A summary of the Company's RSU and the Company's RSA activities and related information for the year ended December 31, 2019, is as follows:

Number of RSU and RSA (*)
Outstanding at January 1, 2019	1,759,070
Granted	545,819
Vested	(649,556)
Forfeited	(118,284)

Outstanding at December 31, 2019	1,537,049
(*)NIS 1 par value which represents approximately $0.29
As of December 31, 2019, the total compensation cost related to nonvested awards not yet recognized was approximately $131,459, which is expected to be recognized over a period of up to four years.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:- SHAREHOLDERS' EQUITY (Cont.)
The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2019, 2018 and 2017, was comprised as follows:

	Year ended December 31,
	2019	2018	2017
Cost of revenues	$11,244	$11,000	$11,337
Research and development, net	9,239	7,363	9,038
Selling and marketing	26,650	27,455	23,107
General and administrative	34,897	21,405	13,498

Total stock-based compensation expenses	$82,030	$67,223	$56,980

c.Treasury shares:
On January 10, 2017, the Company's Board of Directors authorized a program to repurchase up to $150,000 of Company's issued and outstanding ordinary shares and ADRs. This share repurchase program commenced on April 7, 2017. On February 12, 2020, the Company's Board of Directors authorized an additional program to repurchase up to $200,000 of the Company's issued and outstanding ordinary shares and ADRs, following completion of the program approved in 2017. Repurchases may be made from time to time in the open market or in privately negotiated transactions in accordance with applicable securities laws and regulations. The timing and amount of the repurchase transactions will be determined by the Company's management and may depend on a variety of factors including market conditions, alternative investment opportunities and other considerations.
These programs do not obligate the Company to acquire any particular amount of ordinary shares and ADRs and each program may be modified or discontinued at any time without prior notice.
d.Dividends:
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
On January 10, 2017, the Company announced that the Board of Directors had approved the termination of this dividend plan in connection with the Company's adoption of a capital return strategy to optimize the Company's long-term growth profile. Payment of future dividends, if any, will be at the discretion of the Company's Board of Directors and will depend on various factors, such as the Company's statutory profits, financial condition, operating results and current and anticipated cash needs. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion. The total amount of annual dividend declared and paid in 2018 and 2017 was $0.00 per share and $0.16 per share, respectively. In 2019, no dividend was declared.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 15:- DEBT
In 2016, the Company entered into a Credit Agreement with certain lenders, according to which the following credit facilities were issued: 1) a loan of $475,000, and 2) a revolving credit loan of up to $75,000.
The Credit Agreement contains a number of covenants and restrictions that, among other things and subject to certain agreed upon exceptions, require the Company and its subsidiaries to satisfy certain financial covenants and restrict the ability of the Company and its subsidiaries to incur liens, incur additional indebtedness, make loans and investments, engage in mergers and acquisitions, engage in asset sales, declare dividends or redeem or repurchase capital stock, prepay, redeem or purchase subordinated debt and amend or otherwise alter debt agreements, in each case, subject to certain agreed upon exceptions. A failure to comply with these covenants could permit the lenders under the Credit Agreement to declare all amounts borrowed under the Credit Agreement, together with accrued interest and fees, to be immediately due and payable. As of December 31, 2019, the Company was in compliance with all covenants and requirements outlined in the Credit Agreement.
Loan
On January 2017, the Company prepaid a principal amount of $260,000 which resulted in $5,300 amortization of debt issuance costs. In addition, the contractual principal payments for the loan have changed and the Company will pay the entire remaining principal of $215,000 at the final maturity date which is December 31, 2021.
The loan bears interest through maturity at a variable rate based upon, at the Company's option every interest period, either (a) the LIBOR rate for Eurocurrency borrowing or (b) an Alternate Base Rate ("ABR"), which is the highest of (i) the administrative agent's prime rate, (ii) one-half of 1.00% in excess of the overnight U.S. Federal Funds rate, and (iii) 1.00% in excess of the one-month LIBOR), plus in each case, an applicable margin. The applicable margin for Eurocurrency loans ranges, based on the applicable total net leverage ratio, from 1.25% to 2.00% per annum and the applicable margin for ABR loans ranges, based on the applicable total net leverage ratio, from 0.25% to 1.00% per annum.
Debt issuance costs of $10,158 attributable to the loan are amortized as interest expense over the contractual term of the loan using the effective interest rate.
The carrying values of the liability's components are reflected in the Company's accompanying consolidated balance sheets as follows:

	December 31,
	2019	2018
Principal	$215,000	$215,000
Less: Debt issuance costs, net of amortization	(1,687)	(2,692)

Net liability carrying amount	$213,313	$212,308

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:- DEBT (Cont.)
Interest expense related to the liability is reflected on the accompanying consolidated statements of income for the years ended:

	December 31,
	2019	2018
Amortization of debt issuance costs	$1,004	$794
Interest expense	7,676	7,083

Total interest expense recognized	$8,680	$7,877

Effective interest rate	4.01%	3.80%

Pursuant to the Credit Agreement, the Company has also been granted a revolving credit facility that entitles the Company to borrow up to $75,000 through December 2021 with interest payable on the borrowed amount set at the same terms as the term loan, as well as a quarterly commitment fee on unfunded amounts ranging from 0.25% to 0.5%, subject to the achievement of certain leverage levels. As of December 31, 2019, no amounts had been funded.
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

In the event that the last reported sale price of the company’s ADS for at least 20 Trading Days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the Exchange Price (“Share Price Condition”) or in the event of the satisfaction of certain other conditions, during set periods, as defined in the indenture governing the Notes, the holders of the exchangeable Senior Notes will have the option to exchange the Notes for (i) cash, (ii) ADSs or (iii) a combination thereof, at the Company's election.

As of December 31, 2019, the Share Price Condition was triggered and accordingly, the net carrying amount of the Notes was reclassified into current liabilities.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:- DEBT (Cont.)

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
The carrying values of the liability and equity components of the Notes are reflected in the Company's accompanying consolidated balance sheets as follows:

	December 31,
	2019	2018
Principal	$287,500	$287,500
Less:
Debt issuance costs, net of amortization	(3,735)	(4,488)
Unamortized discount	(32,182)	(39,335)

Net liability carrying amount	$251,583	$243,677
Equity component - net carrying value	$51,176	$51,176

As of December 31, 2019, the estimated fair value of the Exchangeable Senior Notes, which the Company has classified as Level 2 financial instruments are $548,984. The estimated fair value was determined based on the quoted bid price of the Exchangeable Senior Notes in an over-the-counter market on the last trading day of the reporting period. As of December 31, 2019, the difference between the net carrying amount of the Exchangeable Senior Notes and estimated fair value represents the equity conversion value premium the market assigned to this Notes. Based on the closing price of our common stock on December 31, 2019, the if-converted value of the Exchangeable Senior Notes exceeded the principal amount.

Interest is payable on the debentures semi-annually at the cash coupon rate; however, the remaining debt discount is being amortized as additional non-cash interest expense using an effective annual interest rate equal to the Company's estimated nonconvertible debt borrowing rate at the time of issuance.
Interest expense related to the Notes is reflected on the accompanying consolidated statements of income as follows:

	Year Ended December 31,
	2019	2018
Amortization of debt issuance costs	$753	$694
Non-cash amortization of debt discount	7,153	6,855
Interest expense	3,594	3,594
Net liability carrying amount	$11,500	$11,143
Effective interest rate	4.68%	4.68%

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:- DEBT (Cont.)
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
U.S. GAAP requires measuring such transactions as equity components. The Company recorded a net decrease of $20,281 in additional paid-in capital in 2017 at the initiation of the transaction.

NOTE 16:- REPORTABLE SEGMENTS AND GEOGRAPHICAL INFORMATION
a.Reportable segments:
ASC 280, "Segment Reporting", establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is its Chief Executive Officer.

	Year ended December 31, 2019
	Customer Engagement (1)	Financial Crime and Compliance	Not allocated	Total
Revenues	$1,265,113	$308,799	$—	$1,573,912

Operating income	$244,599	$124,742	$(130,624)	$238,717

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 16:- REPORTABLE SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

	Year ended December 31, 2018
	Customer Engagement (1)	Financial Crime and Compliance	Not allocated	Total
Revenues	$1,156,142	$288,377	$—	$1,444,519

Operating income	$217,796	$109,464	$(129,644)	$197,616

	Year ended December 31, 2017
	Customer Engagement (1)	Financial Crime and Compliance	Not allocated	Total
Revenues	$1,051,350	$280,802	$—	$1,332,152

Operating income	$175,247	$101,774	$(126,950)	$150,071
(1)Includes the results of companies which were acquired in the years 2019, 2018 and 2017 and are being integrated within the Customer Engagement segment.
The following table presents property and equipment as of December 31, 2019 and 2018, based on operational segments:

	December 31,
	2019	2018
Customer Engagement	$126,538	$130,425
Financial Crime and Compliance	12,437	8,262
Non-allocated	2,672	1,651

	$141,647	$140,338

b.Geographical information:
Total revenues from external customers on the basis of the Company's geographical areas are as follows:

	Year Ended December 31,
	2019	2018	2017
Americas, principally the US	$1,234,549	$1,123,866	$1,035,871
EMEA (*)	212,252	202,521	186,268
Israel	3,950	4,402	3,693
Asia Pacific	123,161	113,730	106,320

	$1,573,912	$1,444,519	$1,332,152

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 16:- REPORTABLE SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)
The following presents property and equipment as of December 31, 2019 and 2018, based on geographical areas:

	December 31,
	2019	2018
Americas, principally the US	$78,911	$90,333
EMEA (*)	3,886	2,947
Israel	51,011	40,076
Asia Pacific	7,839	6,982

	$141,647	$140,338
(*)Includes Europe, the Middle East (excluding Israel) and Africa.

NOTE 17:- SELECTED STATEMENTS OF INCOME DATA
a.Research and development, net:

	Year Ended December 31,
	2019	2018	2017
Total costs	$232,118	$218,226	$211,406
Less - grants and participations	(2,556)	(2,171)	(2,363)
Less - capitalization of software development costs	(35,844)	(32,225)	(27,936)

	$193,718	$183,830	$181,107

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 17:- SELECTED STATEMENTS OF INCOME DATA (Cont.)
b.Financial expenses and other, net:

	Year Ended December 31,
	2019	2018	2017
Financial income:
Interest and amortization/accretion of premium/discount on marketable securities, net	$16,678	$7,521	$2,537
Exchange rates differences	—	—	241
Realized gain on marketable securities	—	—	—
Interest	3,855	3,778	1,149

	20,533	11,299	3,927
Financial expenses:
Interest	(11,683)	(11,204)	(9,580)
Debt issuance costs amortization	(2,083)	(1,813)	(6,943)
Exchangeable Senior Notes amortization of discount	(7,153)	(6,855)	(6,278)
Exchange rates differences	(1,832)	(430)	—
Other	(2,186)	(1,936)	(1,518)

	(24,937)	(22,238)	(24,319)

Other expenses, net	(40)	38	(19)

	$(4,444)	$(10,901)	$(20,411)

c.Net earnings per share:
The following table sets forth the computation of basic and diluted net earnings per share:
1.Numerator:

	Year Ended December 31,
	2019	2018	2017
Net income to ordinary shareholders	$185,904	$159,338	$143,291

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 17:- SELECTED STATEMENTS OF INCOME DATA (Cont.)
2.Denominator (in thousands):

	Year Ended December 31,
	2019	2018	2017
Denominator for basic net earnings per share:
Weighted average number of shares	62,120	61,387	60,444
Effect of dilutive securities:
Add - employee stock options and RSU	1,682	1,785	1,675
Warrants issued in the exchangeable notes transaction	859	137	—

Denominator for diluted net earnings per share - adjusted weighted average shares	$64,661	$63,309	$62,119

NOTE 18:-  SUBSEQUENT EVENTS
During 2020, the Company acquired two companies for a total consideration of approximately $53,000.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NICE LTD.

	By:	/s/ Barak Eilam
Barak Eilam
Chief Executive Officer
Date: April 6, 2020