Form 20-F
period 2020-12-31
NICE Ltd.
filed 2021-03-23
CIK 1003935

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
None

(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 63,050,434 Ordinary Shares, par value NIS 1.00 per share (which excludes 11,724,393 treasury shares)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☒    U.S. GAAP
☐    International Financial Reporting Standards as issued by the International Accounting Standards Board
☐    Other
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow:
☐ Item 17  ☐ Item 18
F-2

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes     ☒ No
F-3

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

In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. Many factors could cause the actual results, performance or achievements of NICE to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, competition with existing or new competitors, success and growth of cloud Software-as-a-Service business, successful execution of our growth strategy, difficulties in making additional acquisitions or effectively integrating acquired operations, dependency on third-party cloud computing platform providers, hosting facilities and service partners, rapidly changing technology, cyber security attacks or other security breaches, privacy concerns and legislation, changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations and various other factors, both referenced and not referenced in this annual report. In addition, COVID-19 is contributing to a general slowdown in the global economy. At this time, the extent and duration of the continued impact of the pandemic is unknown, and therefore we cannot predict how it may affect the Company’s future business, results of operations, financial condition and strategic plans. Furthermore, due to our subscription-based business model, the effect of COVID-19 may not be fully reflected in our results of operations until future periods, if at all. These risks are more fully described under Item 3, “Key Information – Risk Factors” of this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. All forward-looking statements are made only as of the date hereof. NICE does not intend or assume any obligation to update these forward-looking statements. Investors should bear this in mind as they consider forward-looking statements and whether to invest or remain invested in NICE’s securities.

In this annual report, all references to “NICE,” “we,” “us,” “our” or the “Company” are to NICE Ltd., a company organized under the laws of the State of Israel, and its wholly-owned subsidiaries. For a list of our significant subsidiaries, please refer to page 52 of this annual report.
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
F-4

F-5

PART I
Item 1.    Identity of Directors, Senior Management and Advisers.
Not Applicable.
Item 2.    Offer Statistics and Expected Timetable.
Not Applicable.
Item 3.    Key Information.
Selected Financial Data
The following selected consolidated balance sheet data as of December 31, 2019 and 2020 and the selected consolidated statements of income data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included in this annual report. These financial statements have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP, and audited by Kost, Forer, Gabbay & Kasierer, a member of EY Global. The selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018 and the selected consolidated statements of income data for the years ended December 31, 2016 and 2017 have been derived from other consolidated financial statements not included in this annual report and have also been prepared in accordance with U.S. GAAP and audited by Kost, Forer, Gabbay & Kasierer, a member of EY Global. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, “Operating and Financial Review and Prospects”, the consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report.

	Year Ended December 31,
	2016	2017	2018	2019	2020

	(In thousands, except per share data)
OPERATING DATA:
Revenue
Cloud	$85,507	$361,166	$461,183	$595,748	$777,331
Services	623,783	652,040	719,531	709,064	687,532
Product	306,252	318,946	263,805	269,100	183,153
Total revenue	1,015,542	1,332,152	1,444,519	1,573,912	1,648,016
Cost of revenue
Cloud	34,679	192,588	236,079	289,852	339,985
Services	250,022	225,020	229,671	218,990	199,803
Product	53,032	51,065	31,065	22,926	22,164
Total cost of revenue	337,733	468,673	496,815	531,768	561,952
Gross profit	677,809	863,479	947,704	1,042,144	1,086,064
Operating expenses:
Research and development, net	141,528	181,107	183,830	193,718	218,182
Selling and marketing	268,349	403,230	412,935	441,687	445,102
General and administrative	133,756	129,071	153,323	168,022	180,733
Total operating expenses	543,633	713,408	750,088	803,427	844,017
Operating income	134,176	150,071	197,616	238,717	242,047
Financial and other income (expense), net	10,305	(20,411)	(10,901)	(4,444)	(4,859)
Income before taxes on income	144,481	129,660	186,715	234,273	237,188
Taxes on income (tax benefits)	21,412	(13,631)	27,377	48,369	40,842

	Year Ended December 31,
	2016	2017	2018	2019	2020

Net income from continuing operations	123,069	143,291	159,338	185,904	196,346
Loss from discontinued operations	(8,235)	—	—	—	—
Tax benefit on discontinued operations	(2,086)	—	—	—	—
Net income from discontinued operations	(6,149)	—	—	—	—
Net income	116,920	143,291	159,338	185,904	196,346
Less: net loss attributable to non-controlling	—	—	—	—	327
net income attributable to NICE Ltd.’s shareholders interests	116,920	143,291	159,338	185,904	196,673

Basic earnings per share from continuing operations	$2.06	$2.37	$2.60	$2.99	$3.13
Basic loss per share from discontinued operations	$(0.10)	$—	$—	$—	$—
Basic earnings per share	$1.96	$2.37	$2.60	$2.99	$3.13
Weighted average number of shares used in computing basic earnings per share	59,667	60,444	61,387	62,120	62,710
Diluted earnings per share from continuing operations	$2.02	$2.31	$2.52	$2.88	$2.98
Diluted loss per share from discontinued operations	$(0.10)	$—	$—	$—	$—
Diluted earnings per share	$1.92	$2.31	$2.52	$2.88	$2.98
Weighted average number of shares used in computing diluted earnings per share	61,035	62,119	63,309	64,661	65,956

	At December 31,
	2016	2017	2018	2019	2020

	(In thousands)
BALANCE SHEET DATA*:
Working capital**	$13,713	$132,154	$201,217	$160,272	$1,121,456
Total assets	2,631,876	2,845,086	3,207,366	3,609,905	4,232,917
Shareholders’ equity	1,511,332	1,749,561	2,016,613	2,257,266	2,588,484
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
The markets for our products, solutions and related services are, in general, highly competitive. Our competitors include a number of large, established software development vendors. Some of our principal competitors or potential competitors may have advantages over us, including greater resources, a broader portfolio of products, applications and services, greater brand recognition, larger patent and intellectual property portfolios and access to larger customer bases, all of which would enable them to better adapt to new or emerging technologies or customer requirements or devote more resources to the marketing and sale of their products and services.
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
In recent years, some of our competitors have increased their presence in our markets through internal development, partnerships and acquisitions. Infrastructure and/or enterprise software vendors, such as those from the traditional enterprise business intelligence and business analytics sector, Customer Relationship Management (“CRM”) vendors or Platform as a Service (“PaaS”) vendors, have entered or may decide in the future to enter our market space and compete with us by offering comprehensive solutions (whether through internal development or through acquisition of any of our competitors). In addition, some Unified Communications as a Service (“UCaaS”) and video collaboration providers have acquired or may decide to build or acquire contact center as a Service (“CCaaS”) solutions. If we are not able to compete effectively with these market entrants or other competitors, we may lose market share and our business, financial condition or results of operations could be adversely affected.

In light of the intense competition in our markets, successful development, positioning and sales execution of our products is a critical factor in our ability to successfully compete and maintain growth. Therefore, we must continue making significant expenditures on research and development, marketing and sales to compete effectively. In addition, our software solutions may compete with software developed internally by potential customers, as well as software and other solutions offered by competitors. We cannot ensure that the market awareness or demand for our new products or applications will grow as rapidly as we expect, or that the introduction of new products or technological developments by others will not adversely impact the demand for our products.
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
Additionally, prices of our solutions may decrease throughout the market due to competitive pressures, especially at times of economic difficulty. Further, in relation to our cloud offering, we may be affected by the pricing of certain infrastructure services, such as in the area of Platform as a Service and network connectivity, which would in turn affect the rates we offer to our customers. This could have a negative effect on our gross profit and results of operations.
We may not be successful in our Cloud Software-as-a-Service business.
Our cloud-based business has grown significantly, and therefore we are more dependent now on the success of this area of our business. If we are not able to compete effectively, generate significant revenues or maintain the profitability of our cloud offerings, or if we do not successfully execute our cloud strategy or anticipate the cloud needs of our customers, our revenues could decline and our reputation may be adversely affected.
We rely on computer hardware leased, and software licensed, from third parties in order to offer our cloud services. In addition, we rely on cloud computing platforms provided by third parties, including PaaS provided by strategic partners such as Amazon, Microsoft, Rackspace, Equinox and Lumen. These hardware, software and cloud computing platforms may not continue to provide competitive features and functionality, or may not be available at reasonable prices or on commercially reasonable terms. In addition, some of our customers may not accept the use of such services or particular platforms. The inability to use any of these hardware, software or cloud computing platforms could have a material adverse impact on our business, increase our expenses and otherwise result in delays in providing our services until equivalent technology is either developed by us, or obtained through purchase or license and integrated into our services. As we grow our cloud-based business, we will continue to depend on both existing and new strategic relationships with such vendors. Our inability to establish and foster these relationships could adversely affect the development of our cloud-based business, our growth, reputation and our results of operations.
The increasing prevalence of cloud and Software-as-a-Service (“SaaS”) delivery models offered by us and our competitors may unfavorably impact pricing in both our on-premises enterprise software business and our cloud business, as well as overall demand for our on-premises software product and service offerings, which could reduce our revenues and profitability. With our move to cloud-based solutions, we cannot guarantee that revenues generated from our cloud offerings will compensate for a loss of business in our on-premises enterprise software business.

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
We operate in several markets, each characterized by rapidly changing technology, new product introductions and evolving industry standards. The introduction of products embodying new technology and the emergence of new industry standards might exert price pressures on our existing products or render them obsolete. Our markets are also characterized by consistent demand for state-of-the-art technology and products. Existing and potential competitors might introduce new and enhanced products that could adversely affect the competitive position of our products.
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
Further, customer adoption of new technologies may be slower than we anticipate. We cannot assure that the market or demand for our products and solutions will be sustained or grow as rapidly as we expect (if at all) that we will successfully develop new products or introduce new applications for existing products, that such new products and applications will achieve market acceptance, or that the introduction of new products or technological developments by others will not render our products obsolete. In addition, our products must readily integrate with major third-party telephone, security, front-office and back-office systems. Any changes to these third-party systems could require us to redesign our products, and any such redesign might not be possible on a timely basis or achieve market acceptance. Our inability to develop products that are competitive in technology and price and responsive to customer needs could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully execute our growth strategy.
Our strategy is to continue investing in, enhancing and securing our business and operations and growing our business, both organically and through acquisitions. Investments in, among other things, new markets, products, solutions, and technologies, research and development, infrastructure and systems, geographic expansion, and additional qualified and experienced personnel, are critical to achieving our growth strategy. Growth of our revenue depends on the success of all these factors, including our ability to capture market share, attract new customers, develop our strategic partnerships, introduce our solutions and services to new global markets, strengthen and improve our solutions through significant investments in research and developments and successfully consummate and integrate acquisitions. However, such investments and efforts may not be successful, and, even if successful, may negatively impact our short-term profitability with the objective of achieving long-term expansion or growth.
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
We cannot guarantee that we will be able to sustain our growth in future years. Our new solutions might not achieve general market acceptance, and therefore might fail to support revenue growth. The failure to implement our growth strategy successfully could affect our ability to sustain growth and could materially adversely affect our results of operations.
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

We may require significant financing to complete an acquisition or investment, whether through bank loans, raising of debt or otherwise. For example, in connection with our acquisition of inContact, we incurred debt through a term loan and the issuance of exchangeable senior notes in 2017 (the “2017 Notes”) (through our wholly-owned subsidiary NICE Systems, Inc. (“Nice Systems”)), as further described in Item10, “Material Contracts” in this annual report. In the future, we cannot assure that such financing options will be available to us on reasonable terms, or at all. If we are not able to obtain the necessary financing, we may not be able to consummate a substantial acquisition or investment and execute our growth strategy. In addition, if we consummate one or more significant acquisitions in which the consideration consists, in whole or in part, of our ordinary shares or American Depositary Shares (“ADSs”) representing our ordinary shares, our shareholders may suffer immediate dilution of their interests in us or the value of their interests in us, or may suffer future dilution if we issue exchangeable or convertible debt to finance a significant acquisition..
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
In addition to our direct sales force, we have agreements in place with many distributors, dealers and resellers to market and sell our products and services across the business lines and geographies in which we operate. Our financial results could be materially adversely affected if our agreements with distribution channel partners or our other strategic partners were terminated, if our relationship with our distribution channel partners or our other strategic partners were to deteriorate, or if the financial condition of such partners were to weaken.
The execution of our growth strategy also depends on our ability to create new alliances and enter into strategic partnerships with certain market players. Additionally, as our market opportunities change and we grow our business and expand in certain markets and territories, our dependency on particular distribution channels and strategic partners may increase or we may need to create new strategic partnerships and alliances to address changing market needs. We may not be successful in maintaining, creating or expanding these channels and partnerships, which may negatively impact the development of our business, our growth, gross margins and results of operations. We may also develop dependency on certain strategic partners and vendors, and to the extent that we have to find alternatives in the market, our development efforts and business may be negatively impacted. If we are not successful at creating and maintaining strategic partnerships under favorable terms, we may lose sales opportunities, customers and market share, which may have a material adverse effect on our business and results of operations.
Risks Relating to Our Offerings and Operations
Customers’ move to communication channels other than voice could materially and adversely affect the success of our voice solutions.
Our voice solutions currently generate, and in recent years have generated, a significant portion of our revenues, and we will continue to rely on the sales of our voice solutions and recurring revenues, such as subscription and maintenance services, in the next several years. The trend of enterprise customers moving from voice to other means of communication with the enterprise (such as self-service, e-mail, messaging applications, social media and chat), may result in a reduction in the demand for our voice platform and applications. Although we have expanded our product portfolio to adjust to such changing demands in alternative communication channels, there can be no assurance that the voice solutions market will not decline significantly or that revenues generated from our voice solutions will not be significantly impacted. In addition, changes in regulations could reduce the need for voice recording, which would reduce the demand for our voice recording solutions. Any of the above may have a material adverse effect on our business, financial condition or results of operations.

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

We lease network connectivity lines and space at co-location facilities for our equipment from third-party suppliers. These co-location facilities represent the backbone of our dedicated network. If any of these suppliers is unable or unwilling to provide or, if we desire, expand their current levels of service to us, the services we offer to customers may be adversely affected. We may not be able to obtain substitute services from other providers at reasonable or comparable prices or in a timely fashion. Any resulting disruptions in the services we offer that are provided over our dedicated network would likely result in customer dissatisfaction and adversely affect our operations. Furthermore, pricing increases by any of the suppliers we rely on for our dedicated network could adversely affect our results of operations if we are unable to pass-through pricing increases.
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
Sale of software applications and a multi-product offering may be complex, and require, among other things, customization and implementation, and be subject to a prolonged sale process. These factors could result in a delay in revenue recognition and materially adversely affect our results of operations.
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
We rely on software from third parties. If we lose the right to use that software, we will have to spend additional capital to redesign our existing software to adhere to new third-party providers or develop new software.
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
Our products and solutions are complex and are deployed in a wide variety of network environments. The proper use of our software requires training and, if our software products are not used correctly or as intended, there may be inaccurate results. Our products may also be intentionally misused or abused by customers who use our products. The incorrect or improper use of our products and solutions or our failure to properly provide professional services and maintenance services, including installation, training, project management, product customizations and consulting to our customers may result in losses suffered by our customers, which could result in negative publicity and product liability or other legal claims against us.
Undetected errors or malfunctions in our products or services could impact demand for our products and services, and we could face potential product liability claims directly impairing our financial results.

Despite extensive testing by us and by our customers, our products and services may include errors, defects, failures, bugs or other weaknesses that could result in unanticipated downtime for our customers, product returns, loss of or delay in market acceptance of our products and services, loss of competitive position, or claims by customers or others. In addition, our customers may inadvertently use our services in inadvertent ways that may cause a disruption in services for other customers attempting to use our services. Correcting and repairing such errors, failures or bugs could entail significant costs and could cause interruptions, delays or cessation of our products and services.

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
Our customer agreements for cloud offerings provide service level commitments. If we are unable to meet the stated service level commitments or suffer extended periods of unavailability for our service, including for reasons related to PaaS providers, we may be contractually obligated to provide these customers with credits for future services, and in some cases refunds, or be liable for penalties. Our revenue could be adversely impacted if we suffer unscheduled downtime that exceeds the allowed downtimes under our agreements with our customers. Any such extended service outages could harm our reputation, revenue and operating results.
Risks Relating to Information and Product Security and Intellectual Property
If our security and cybersecurity measures or those of our third-party hosting facility providers, cloud computing platform providers, or third-party service partners are breached, and unauthorized access is obtained to customers’ data, our data or our IT systems, our reputation may be harmed, and we may incur significant legal and financial exposure and liabilities.
Our products and services involve the storage and transmission of customers’ and their end users’ proprietary and other sensitive information, including financial information and other personally identifiable information. In addition, some of our customers use our products to compile and analyze highly sensitive or confidential information, and we may encounter such information or data when we perform service or maintenance functions for our customers. Security breaches could expose us to a risk of loss or unauthorized use of this information, litigation and possible liability. While we have security measures in place, we may from time to time be subject to security breaches, including as a result of intentional misconduct by computer hackers, employee error, malfeasance or otherwise and result in someone obtaining unauthorized access to our IT systems, our customers’ data or our data, including our intellectual property and other confidential business information. In addition, while we have internal policies and procedures for employees in connection with performing services involving our customers’ confidential information, the perception or fact that any of our employees has improperly handled sensitive information of a customer or a customer’s end user could negatively affect our business.
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
Third parties may attempt to breach our security measures or inappropriately take advantage of our solutions, including our SaaS and hosting services, through computer viruses, electronic break-ins and other disruptions. Additionally, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as usernames, passwords or other information to gain access to our customers’ data, our data or our systems. Furthermore, our customers may authorize third-party technology providers to access their customer data, and some of our customers may not have adequate security measures in place to protect their data that is stored on our services. Because we do not control our customers or third-party technology providers, or the processing of such data by third-party technology providers, we cannot ensure the integrity or security of such transmissions or processing. Malicious third parties may also conduct attacks designed to temporarily deny customers access to our services. Any security breach could result in a loss of confidence in the security of our services, damage our reputation, negatively impact our future sales, disrupt our business and lead to legal liability.

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
Interruptions or delays in our services through security breaches, failures, or disruptions could impede on our ability to deliver services, harm our reputation and our relationships with customers and partners, adversely affect our results of operation and subject us to liability.

Any interruptions or delays to our services, whether as a result of error or security breaches, and whether accidental or willful, could harm our reputation and our relationships with customers and partners, subject us to liability, and adversely affect our business and results of operations. In the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur.

We currently serve our customers using third-party data center hosting facilities and cloud computing platform providers. While we have security measures in place that are aligned with applicable industry standards, they may be breached due to third-party action, including intentional misconduct by computer hackers, employee error, malfeasance or otherwise, and result in someone obtaining unauthorized access to our or our third-party vendors’ systems and infrastructure. Moreover, such facilities and platforms may be vulnerable to interruptions resulting from power or network connectivity issues, criminal acts and other misconduct. Occurrence of such damage or interruptions could result in disruptions in our services. Despite precautions such vendors are required to take, the occurrence of such damage or interruption or other unanticipated problems at these facilities, could result in lengthy interruptions in our services, subject us to liability and require the issuance of credits or payment of penalties pursuant to our customer agreements, and/or cause customers to terminate their subscriptions and adversely affect our attrition rates and our ability to attract new customers, all of which would reduce our revenues. Also, we may not be entitled to indemnification or to recoup any such loss or damage from such service providers, which may result in us bearing the burden of any such liability or losses.

In addition, we are also dependent on our computer databases, billing systems and accounting computer programs, network and computer hardware that houses these systems to effectively operate our business and market our services. Our customers may become dissatisfied by any failures of such systems that interrupt our ability to deliver our services. Therefore, significant disruption or failure in the operation of these systems could adversely affect our business and results of operations.

Furthermore, we provide some of our services through computer hardware that we own and that is currently located in third-party web hosting co-location facilities and data centers maintained and operated in various locations globally. Our hosting providers do not guarantee that our customers’ access to our solutions will be uninterrupted, error-free or secure. Our operations depend on our providers’ ability to protect their and our systems in their facilities against such damage or interruption. Our back-up computer hardware and systems may not have sufficient capacity to recover all data and services in the event of an outage occurring simultaneously at all facilities. In the event that our hosting arrangements are terminated, or there is a lapse of service or accidental or willful damage to such facilities, we could experience lengthy interruptions in our service as well as delays and/or additional expense in arranging new facilities and services. Any or all of these events could cause interruptions in our services.

We may face risks relating to inadequate intellectual property protection and liability resulting from infringement by our products or solutions of third-party proprietary rights.
Our success is dependent, to a significant extent, upon our proprietary technology. We currently hold 381 U.S. patents and 64 patents issued in additional countries covering substantially the same technology as the U.S. patents. We have 130 patent applications pending in the United States and other countries. We rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure and non-competition agreements, as well as third-party licenses to establish and protect the technology used in our systems. However, we cannot assure that such measures will be adequate to protect our proprietary technology, that competitors will not develop products with features based upon, or otherwise similar to our systems, that third-party licenses will be available to us or that we will prevail in any proceeding instituted by us in order to enjoin competitors from selling similar products. In most of the areas in which we operate, third parties also have patents which could be found applicable to our technology and products. Such third parties may include competitors, as well as large companies, which heavily invest in their patent portfolios, regardless of their actual field of business. Although we believe that our products and solutions do not infringe upon the proprietary rights of third parties, we cannot assure that one or more third parties will not make a claim or that we will be successful in defending such claim.
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
Risks Relating to Regulatory Environment
Privacy concerns, legislation and other regulations may limit the use and adoption of our offering, adversely affect our business, increase compliance costs and expose us to increased liability.
Governments and other international organizations in various jurisdictions around the world (such as the legislative and regulatory institutions of the European Union) are adopting new laws, regulations and guidelines addressing data privacy and the processing (collection, storage, use, etc.) of personal information. These laws, regulations and guidelines may be inconsistent across jurisdictions and are subject to evolving and differing (sometimes conflicting) interpretations. In some cases, different sets of data privacy laws and regulations, such as the European Union’s General Data Protection Directive (“GDPR”), Israeli Privacy Law and the regulations promulgated thereunder (the “Israeli Privacy Law”), local laws and regulations and certain state laws in the U.S. on privacy, data and related technologies, such as the California Consumer Privacy Act (“CCPA”), also govern the processing of personal information. While we have invested in readiness to comply with applicable requirements, these and other requirements slow the pace at which we close sales or procurement transactions, restrict our ability to store and process data or, in some cases, impact our ability to offer some of our solutions and services for use in relation to data subjects that reside in certain locations or our customers’ ability to deploy our solutions globally. Compliance with these regulatory requirements may be onerous, time consuming and expensive, especially where these requirements are inconsistent from jurisdiction to jurisdiction or where the jurisdictional reach of certain requirements is not clearly defined or seeks to reach across national borders.

Should we, or any party on our behalf, fail to comply with privacy legislation or procedures or other agreed security measures, we may incur substantive civil liability to government agencies, customers, shareholders and individuals whose privacy may have been compromised. As privacy legislation is increasing globally, and more government agencies are granted with authority to fine organizations for non-compliance with applicable data privacy laws and regulations, and require companies to take certain steps to remediate such non-compliance, we may find ourselves forced to pay damages penalties, fines, remediation costs, reimbursement of customer costs and other significant expenses due to our (or our vendors’) non-compliance with data privacy laws and regulations. Moreover, even the perception that the privacy of personal information that we process or control is not adequately protected or does not meet regulatory requirements could damage our reputation, inhibit sales of our products or services and could limit adoption of our products or services, including our cloud-based solutions.

In addition to legal and regulatory requirements, we are contractually obligated to certain customers, and may in the future be expected by prospective customers, to meet certain information security certifications or other standards established by third parties, such as the ISO 27001:2013 on information security management certification. If we are unable to obtain or maintain these certifications or meet these standards, it could harm our business and subject us to liability.

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
Our revenues would be adversely affected if we fail to adapt our products and services to changes in rules and regulations applicable to the business of certain customers, such as rules and regulations regarding securities trading, broker sales compliance and anti-money laundering, which could have an impact on their need for our products and services.
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
We generally provide forecasts as to expected future revenues in the coming fiscal quarters and fiscal year. Our revenue and operating results can vary and have varied in the past, sometimes substantially, from one quarter to another. These forecasts are based on management estimation and expectations, our then-existing backlog and an analysis of assumptions and assessments that may not materialize or end up being inaccurate. We may not meet our expectations or those of industry analysts in a particular future quarter. Our quarterly operating results may be subject to significant fluctuations due to the following factors: the timing and size of customer orders, delays in issuance or shifting of customer orders (as often happens when customers postpone their buying decisions to the end of the budgetary year), variations in distribution channels, mix of products and services, new product introductions, competitive pressures and general economic conditions. It is difficult to predict the exact mix of products and services for any period, as well as within the product category between interaction-related platforms and related applications and transactional related platforms and applications. Changes in the mix of products and services across our different business lines may significantly impact our revenues. Further, the period of time from order to delivery of our platforms and applications is short, and therefore our backlog for such products and cloud solutions is currently, and is expected to continue to be, small and substantially unrelated to the level of sales in subsequent periods.
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
Fluctuations in our results of operations may result from, among other things, our ability to retain and increase sales to existing customers, attract new customers and satisfy our customers’ requirements, the timing and success of new product and solution introductions and enhancements or product initiation by our competitors, the purchasing and budgeting cycles of our customers and general economic, industry and market conditions. Additionally, as a high percentage of our expenses, particularly employee compensation and other overhead costs, are relatively fixed, a variation in the level of sales, especially at or near the end of any quarter, may have a material adverse impact on our quarterly operating results.
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
We currently benefit from local government programs as well as international programs and local tax benefits that may be discontinued or reduced, or may result in liabilities if underlying conditions are not met.
We derive and expect to continue to derive significant benefits from various programs, including Israeli tax benefits relating to our “Preferred Technology Enterprise” programs, and certain other grants and tax benefits, including grants from the Israel Innovation Authority (formerly known as the Office of the Chief Scientist of the Ministry of Economy) of the State of Israel (the “IIA”), for research and development.
To be eligible for tax benefits as a Preferred Technology Enterprise, we must continue to meet certain conditions. While we believe that we have met and continue to meet the conditions that entitle us to previously obtained Israeli tax benefits, there can be no assurance that we will in the future or that the Israeli Tax Authorities will agree.

To be eligible for IIA-related grants and benefits, we must continue to meet certain conditions, including conducting the research, development, manufacturing of products developed with such IIA grants in Israel, and providing the IIA with an undertaking that the know-how to be funded, and any derivatives thereof, is wholly-owned by us, upon its creation. In addition, we are prohibited from transferring to third parties the know-how developed with these grants without the prior approval of a governmental committee and, possibly, paying a fee. See Item 4, “Information on the Company—Research and Development” in this annual report, for additional information about IIA programs.
If the local and international grants, programs and benefits available to us or the laws, rules and regulations under which they were granted are eliminated or their scope is further reduced, or if we fail to meet the conditions of existing grants, programs or benefits and are required to refund grants or tax benefits already received (together with interest and certain inflation adjustments) or fail to meet the criteria for future Israeli Preferred Technology Enterprises, our business, financial condition and results of operations could be materially adversely affected.
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

In recent years we have seen tax law and regulatory changes in the U.S., EU, UK, India and other jurisdictions, including changes that may be impacted as a result of tax policy recommendations from organizations such as the Organization for Economic Co-operation and Development (“OECD”). Such legislative changes in one or more jurisdictions in which we operate may require us to change the manner in which we operate our business, may have implications on our tax liability and have a material adverse effect on our results of operations and financial condition.

In October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting (“BEPS”) initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. We continuously monitor these developments. Although many of the BEPS measures have already been implemented or are currently being implemented globally (including, in certain cases, through adoption of the OECD’s ‘multilateral convention’ to effect changes to tax treaties which entered into force on July 1, 2018 and through the EU’s ‘Anti-Tax Avoidance’ Directives), it is still difficult in some cases to assess to what extent these changes would impact our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. Further, for the past several years, the OECD has had a specific focus on the taxation implications of e-commerce business, generally referred by the OECD as the “digital economy.” In the fourth quarter of 2019, the OECD released details on its proposed approach which would, among other changes, create a new allocation of taxing rights between jurisdictions for certain “digital economy” income, not necessarily based on traditional nexus concepts nor on the “arm’s length principle”. In October 2020, the OECD hosted a public consultation with representatives of over 135 countries, however, there is a lack of consensus agreement among the key members to the latest proposal. The OECD’s objective is to reach a consensus for an agreement by mid-2021.

However, though there is a wide support for an international unified solution, the delay in reaching a full consensus on an executable plan has resulted in individual jurisdictions legislating digital tax provisions in an uncoordinated and unilateral manner, and further result in greater or even double taxation that companies may not have sufficient means to remedy. For example, a number of jurisdictions, including the UK, India and some EU countries, have already adopted or formally proposed legislation to effect the taxation of certain digital and e-commerce business based on differing criteria and metrics. Further, on January 14, 2021, the European Commission published a roadmap for the introduction of a unified digital levy, which is expected to become effective on January 1, 2023.

Efforts to alleviate this increased tax burden will increase the cost of structuring and compliance as well as the cost of doing business internationally. It is not yet clear to what extent these digital tax provisions would apply to us. Any changes to the taxation of our international activities may increase our worldwide effective tax rate and adversely impact our financial position and results of operations. Further, the prospective taxation by multiple jurisdictions of digital and e-commerce businesses could subject us to exposure to withholding, sales, VAT and/or other transaction taxes, in such jurisdictions where we currently or in the future may be required to report taxable transactions. The imposition of new laws requiring the registration for, collection of, and payment of such taxes, could result in substantial tax liabilities, create increased administrative burdens and costs, require us to change the manner in which we operate or otherwise adversely affect our business and results of operations.

The U.S. Tax Cuts and Jobs Act of 2017 (the “U.S. Tax Reform”), significantly changed how corporate business entities are taxed in the U.S. The application of the U.S. Tax Reform is subject to uncertainties. The U.S. Tax Reform includes certain provisions that have applied to us and that may change the valuations of our deferred tax assets and liabilities and may increase our overall tax liabilities. We have implemented certain steps to optimize our global tax structure, but there can be no assurance that our global tax liabilities would not increase as a result of the U.S. Tax Reform. In addition, due to the uncertainty involved in applying certain provisions of the U.S. Tax Reform to our group, we made reasonable estimates for the effects on our financial statements. The U.S. Treasury Department, the Internal Revenue Service and other standards-setting bodies may issue guidance on how the provisions of the U.S. Tax Reform will be applied that is different from our interpretation. The U.S. Tax Reform requires complex computations not previously required or produced, and significant judgments and assumptions in the interpretation of the law were made in producing our provisional estimates. As we continue our analyses, and interpret any additional guidance, it is possible that the final impact may differ from our current assessment of our business and effective income tax rate, and our profitability may be adversely affected.

In addition, in response to significant market volatility and disruptions to business operations resulting from the global spread of COVID-19, legislatures and taxing authorities in many jurisdictions in which we operate may propose changes to their tax rules. These changes could include modifications that have temporary effect, and more permanent changes. These potential new rules could have an impact on us, our long-term tax planning and our effective tax rate.

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
We incurred indebtedness pursuant to the issuance of the Notes (as defined in “Item 10. Additional Information - Material Contracts - Notes and Indenture”). The debt incurred could have adverse consequences to our financial condition and business. For example, it could:
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
Our ability to fund planned capital expenditures and to maintain sufficient working capital will depend on our ability to continue to generate cash in the future. This is subject to general economic, financial, competitive, business, regulatory and other factors that may be beyond our control. We cannot assure that our business will continue to generate sufficient cash flow from operations or that future financing will be available to us in an amount sufficient to enable us to service our debt, or to fund our other liquidity needs or execute on our strategic plans.

If our cash flow and capital resources are insufficient to allow us to make scheduled payments on our debt, we may need to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance all or a portion of our debt on or before the maturity thereof, any of which could have a material adverse effect on our business, financial condition or results of operations. If we are unable to generate sufficient cash flow to repay our debt on favorable terms, it could significantly adversely affect our financial condition and the value of our outstanding debt. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition. A failure to comply with the provisions of our outstanding debt could result in events of default under such instruments, which could permit acceleration of our Notes.

Any required prepayment or exchange of our Notes, including as a result of an optional redemption, event of default or fundamental change triggering such right, would lower our current cash on hand such that we would not have those funds available for use in our business, which could adversely affect our operating results.
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
For our 2017 Notes, we have the intent and ability to settle the convertible debt in cash and as such, the potential issuance of shares related to the 2017 Notes does not affect diluted shares (prior to adoption of ASU 2020-06). If we elect to settle the 2017 Notes in ADSs, according to the treasury stock method, the transaction is accounted for in the diluted share count, as if the number of ADSs that would be necessary to settle the Notes are deemed issued. We cannot be sure that we will be able to continue to demonstrate the ability or intent to settle the 2017 Notes in cash.

For our 2020 Notes, we have the intent and ability to settle the convertible debt principal amount in cash and as such, the potential issuance of shares related to the 2020 Notes principal amount does not affect diluted shares. If we elect to settle the 2020 Notes in ADSs, according to the treasury stock method, the transaction is accounted for in the diluted share count, as if the number of ADSs that would be necessary to settle the Notes are deemed issued. We cannot be sure that we will be able to continue to demonstrate the ability or intent to settle the principal amount of the 2020 Notes in cash.

Prior to the adoption of ASU 2020-06, the 2020 Notes may have a dilutive effect on our earnings per share to the extent the stock price exceeds the conversion price of the Notes as we only have the intent and ability to settle the principal amount in cash. In August 2020, the FASB issued ASU 2020-06, which simplifies the guidance on the issuer’s accounting for convertible debt instruments by removing the separation models for (1) convertible debt with a cash conversion feature and (2) convertible instruments with a beneficial conversion feature. As a result, issuers will not separately present in equity an embedded conversion feature in such debt. Instead, they will account for a convertible debt instrument wholly as debt, unless certain other conditions are met. The elimination of these models will reduce reported interest expense and increase reported net income for issuers that have issued a convertible instrument that was within the scope of those models before the adoption of ASU 2020-06. ASU 2020-06 also requires that the effect of potential share settlement be included in the diluted earnings per share calculation when an instrument may be settled in cash or share. This amendment removes current guidance that allows an issuer to rebut this presumption if it has a history or policy of cash settlement as we did for the 2017 and 2020 Notes. Furthermore, ASU 2020-06 requires the application of the “if-converted” method for calculating diluted earnings per share and that the treasury stock method will no longer be available. The adoption of ASU 2020-06, that will become effective in January 2022, may adversely affect our diluted earnings per share.

If we fail to maintain effective internal controls over financial reporting and operations, it could have a material adverse effect on our business, operating results, and the price of our ordinary shares and ADSs.
Effective internal controls are necessary for us to provide reliable financial reports and prepare consolidated financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles and U.S. securities laws, as well as to effectively prevent material fraud. Because of inherent limitations, even effective internal control over financial reporting may not prevent or detect every misstatement. In addition, if we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting and operations. Furthermore, as we grow our business or acquire businesses, our internal controls may become more complex and we may require significantly more resources to ensure they remain effective. In addition, we may identify material weaknesses or significant deficiencies in our internal control over financial reporting. Failure to maintain effective internal control over financial reporting and operations could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our business and operating results, investor confidence in our reported financial information, and the market price of our ordinary shares and ADSs.
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
•Customer orders or new products and services by us or our competitors;
•Acquisitions or investments by us or by our competitors and partners;
•The exchangeability of the Notes for ADSs;
•Hedging or arbitrage trading activity involving ADSs by holders of the 2017 Notes;
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
Our ADSs have been listed on The NASDAQ Stock Market since 1996 and our ordinary shares have been traded on the Tel Aviv Stock Exchange, or the “TASE,” since 1991. Trading in our securities on these markets takes place in different currencies (our ADSs are traded in U.S. dollars and our ordinary shares are traded in New Israeli Shekels), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). As a result, the trading prices of our securities on these two markets may differ due to these factors. In addition, any decrease in the price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.
Substantial future sales or the perception of sales of our ADSs or ordinary shares, or the exchange, or conversion of a substantial amount of Notes, or perception thereof, could cause the price of our ADSs or ordinary shares to decline.
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

Additionally, the issuance of ADSs upon future exchanges or conversions of the Notes for ADSs, or the perception that these exchanges or conversions may occur, could dilute shareholders and reduce the market price of the ordinary shares or ADSs. This could also impair NICE’s abilities to raise additional capital through the sale of its securities.
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
We have not registered, and do not currently intend to register, the 2020 Notes, the ADSs into which the 2020 Notes are exchangeable or convertible or the ordinary shares represented thereby. There are restrictions on noteholders’ ability to transfer or resell the 2020 Notes, ADSs and the underlying ordinary shares.
The 2020 Notes (as defined in “Item 10. Additional Information - Material Contracts - Notes and Indenture”), the ADSs deliverable upon exchange or conversion of the 2020 Notes and the ordinary shares represented thereby were offered and sold pursuant to an exemption from registration under the Securities Act and applicable state securities laws, and we have not registered, and do not currently intend to register, the 2020 Notes, the ADSs or such ordinary shares. Therefore, 2020 noteholders may transfer or resell the 2020 Notes only in a transaction registered under or exempt from the registration requirements of the Securities Act and applicable state securities laws.
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
Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, establishes a high ownership threshold to squeeze out minority shareholders in a full tender offer, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions.

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
General Risk Factors
Conditions and changes in the local and global economic environments may adversely affect our business and financial results.
Adverse economic conditions in markets or regions in which we operate can harm our business. Our results of operations can be affected by adverse changes in local and global economic conditions, slowdowns, recessions and economic instability. To the extent that our business suffers as a result of such unfavorable economic and market conditions, including a potential downturn as a result of COVID-19 pandemic (as further described below), our operating results may be materially adversely affected. In particular, enterprises may reduce spending in connection with their contact centers, financial institutions may reduce spending in relation to trading floors and operational risk management (as IT-related capital expenditures are typically lower priority in times of economic slowdowns), and our customers may prioritize other expenditures over our solutions. In addition, enterprises’ ordering and payment patterns are influenced by market conditions and could cause fluctuations in our quarterly results. If any of the above occurs, and our customers or partners significantly reduce their spending or significantly delay or fail to make payments to us, our business, results of operations, and financial condition would be materially adversely affected.
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
•disruptions in business operations of our customers due to local or national restrictions implemented to combat COVID-19;

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
In light of our global presence, especially in emerging markets such as those in Asia, Eastern Europe and Latin America, we face a number of challenges in certain jurisdictions that provide reduced legal protection, including poor protection of intellectual property, inadequate protection against crime (including bribery, corruption and fraud) and breaches of local laws or regulations, unstable governments and economies, governmental actions that may inhibit the flow of goods and currency, challenges relating to competition from companies that already have a local presence in such markets and difficulties in recruiting sufficient personnel with appropriate skills and experience.
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
Natural disasters or other unexpected events that adversely affect the business climate in any of our markets could have a material adverse effect on our business, financial condition and results of operations. Our business operations may be subject to interruption by natural disasters, fire, power shortages, telecommunications failures, pandemics and epidemics and other events beyond our control. Although we maintain disaster recovery and business continuity plans, such events could make it difficult or impossible for us to deliver our products and services to our customers, and could decrease demand for our products and services.

The novel coronavirus (COVID-19) pandemic is contributing to a general slowdown in the global economy, which may impact the mode of operation of our customers, including the possible impact on their buying decisions and the sale cycles. At this time, the extent and duration of the continued impact of the pandemic is unknown, and therefore we cannot predict how it may affect our future business, results of operations, financial condition and strategic plans. Furthermore, due to our subscription-based business model, the effect of the COVID-19 pandemic may not be fully reflected in our results of operations until future periods.
In addition, due to the COVID-19 pandemic, we have restricted our employee travel, shifted to work from home in most locations around the world and have changed other operating procedures. The result of such changes may impact our ability to attract and retain employees.

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

In addition, due to our growth, or as a result of regular recruitment, we will be required to hire and integrate new employees. Recruiting and retaining qualified engineers and computer programmers to perform research and development and to commercialize our products and solutions, as well as qualified personnel to market and sell those products and solutions, are critical to our success. There can be no assurance that we will be able to successfully recruit and integrate new employees.
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
In certain locations in which we have development centers, the rate of attrition is high and could have a negative impact on our ability to retain our employees in such centers, timely develop our products and solutions and service our customers. In addition, the migration of development and other activities and functions to low-cost countries (such as India) may result in disruption to our business due to differing levels of employee knowledge, expertise and organizational and leadership skills, greater employee attrition and increased cost of retaining our most highly-skilled employees.
An inability to attract and retain highly qualified employees may have an adverse effect on our ability to develop new products and solutions and enhancements for existing products and solutions, and to successfully market such products and solutions, all of which would likely have a material adverse effect on our results of operations and financial position. Our success also depends, to a significant extent, upon the continued service of a number of key management, sales, marketing and development employees, the loss of any of whom could materially adversely affect our business, financial condition and results of operations.
Item 4.    Information on the Company.
Item 4.A    History and Development of the Company.
The story of NICE is one of continuous innovation driving strategic business transformations, consistently expanding our total addressable markets and becoming a leading provider in every segment we operate in. NICE was founded on September 28, 1986, as Neptune Intelligent Computer Engineering Ltd., with the vision to digitize unstructured data previously captured using analog means. This digitization enabled a new era of capturing, storing, securing and managing large quantities of unstructured data, such as voice calls generated in trading floors, contact centers and air traffic control. On October 14, 1991, the Company was renamed NICE-Systems Ltd., expanding its mission to the Customer Service market, becoming a leading global provider of Workforce Optimization software applications, as well as adding solutions for the Public Safety sector. With the advancement in computing power, the increased quantity of available data and the growing need to generate meaningful business insight, NICE launched Interaction Analytics solutions - allowing organizations to quickly understand and operationalize their captured unstructured interaction data. In 2007, NICE acquired Actimize, a leader in Financial Crime and Compliance analytics solutions, and added real-time transaction data analytics with leading AI-based solutions to help prevent financial fraud and money laundering, transforming the company into an enterprise software analytics leader. In 2016, NICE acquired inContact, a leading provider of cloud contact center software and agent optimization tools, enabling the industry’s first fully integrated and complete cloud contact center solution platform.

On June 6, 2016, the Company was renamed NICE Ltd., which is our legal and commercial name. Today, NICE is an enterprise software leader in cloud, analytics, digital and artificial intelligence (sometimes referred to as “AI” in this annual report) in both the Customer Engagement and Financial Crime and Compliance markets. Our solutions help organizations create extraordinary and trusted customer experiences, improve public safety and prevent financial crime. Our solutions are based on advanced cloud platforms that combine digital and omnichannel capabilities, advanced analytics, AI and smart automation.

NICE is a company limited by shares organized under the laws of the State of Israel. Our Israeli offices are located at 13 Zarchin Street, P.O. Box 690, Ra’anana 4310602, Israel (Tel. +972-9-775-3151). Our subsidiary, NICE Systems, Inc. has been appointed as our Agent for Service in the United States, and is located at 221 River Street, Hoboken, New Jersey 07030.

Principal Capital Expenditures
In the last three fiscal years, our principal capital expenditures were the acquisition of other businesses and repurchases of our American Depositary Receipts (“ADR”). For information regarding our acquisitions and ADR share repurchases, please see Item 5, “Operating and Financial Review and Prospects – Recent Acquisitions,” and “Operating and Financial Review and Prospects – Liquidity and Capital Resources,” in this annual report. For additional information regarding our ADR share repurchases, please also see Item 16E, “Purchases of Equity Securities by the Issuer and Affiliated Purchasers,” in this annual report.
For a breakdown of total revenues by products and services and by geographic markets for each of the last three years, please see Item 5, “Operating and Financial Review and Prospects – Results of Operation,” in this annual report.
Item 4.B    Business Overview
About NICE
NICE is a global enterprise software leader, providing cloud platforms for AI-driven business solutions that serve two main markets: Customer Engagement and Financial Crime and Compliance. Our core mission is to transform experiences to be extraordinary and trusted. Our solutions are used by customer service organizations of enterprises of all sizes and verticals, and by compliance and fraud-prevention groups in leading financial institutions, offered in multiple delivery models, including cloud and on-premises.

We help organizations transform customer experiences with solutions aimed at understanding consumer journeys, creating smarter hyper-personalized connections, managing seamless omnichannel interactions and providing digital-centric self-service capabilities. We also help organizations transform their workforce experience with solutions aimed at engaging employees, optimizing operations and automating processes. In the Financial Crime and Compliance market, we protect financial services organizations and their customers’ accounts and transactions, with solutions that identify risks faster and earlier to prevent money laundering and fraud, as well as ensure compliance in real-time.

NICE is at the forefront of several industry technological disruptions that have greatly accelerated over the course of the recent pandemic: the adoption of cloud platforms by organizations of all sizes and verticals, the shift of consumer and organizational preferences towards digital-centric services and experiences, the growing acceptance of AI, and the need to manage, optimize and engage a diverse and remote workforce. Our suite of integrated portfolio of solutions, based on our unique domain expertise, provide customer experience, financial crime and public safety organizations with industry-leading agility and unmatched innovation that are essential for organizations’ success.

We rely on several key assets to drive our growth:
•Our market-leading open native cloud platforms for Customer Engagement, Financial Crime and Compliance, and Public Safety which natively embed analytics, automation, AI, and digital capabilities, and are protected by a broad array of patents.
•Our extensive portfolio of applications allows our customers to benefit from a wide range of both cloud and on-premises solutions.
•Our broad array of proprietary technologies and algorithms in the domains of automation, analytics, machine learning, speech-to-text, natural language processing, personality-based routing and others.
•Our access to data for improving our algorithms through machine learning and AI, which relies on a combination of our expansive customer base, cloud deployments and domain expertise.
•Our solutions cover all market segments, from small to mid-sized business to large scale Fortune 100 enterprises.
•Our solutions are mission critical for the operation of our customers, and our cloud platforms are essential for enabling a scalable and sustainable work-from-anywhere environment.

•Our market leadership, which makes us a well-recognized brand and creates top-of-mind awareness for our solutions in our areas of operation.
•Our large partner ecosystem enables us to reach and serve a large number of customers across many countries.

•Our loyal customer base: more than 25,000 organizations in over 150 countries, across many industries, and including 85 of the Fortune 100 companies, use NICE solutions.

•Our ability to quickly drive mainstream adoption for innovative solutions and new technologies and trends, which we introduce to the market through our direct sales force and distribution network.
•Our skilled employees and domain expertise in our core markets allow us to bring our customers the right solutions to address key business challenges and build strong customer partnerships.
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
Industry and Technology Trends
Following are the key cross-industry trends that we have identified as driving demand for our solutions:
•Organizations prefer using open cloud platforms as the foundation for their applications to allow quick innovation cycles and business agility. Open platforms provide unified and fully-integrated solutions that are all based on a shared framework of services, allowing for fast innovation, easy deployment, flexible functionality and an enhanced ecosystem of solution providers. Third-party solutions can be easily added to extend the functionality of the platform to match a customer’s or industry specific needs.
•Accelerated adoption of cloud solutions by organizations of all sizes. Cloud solutions have grown to become common, from small and mid-size to large organizations. In recent years, we are seeing acceleration in cloud deployments in large to very large organizations. The adoption of cloud solutions provides organizations with the agility they need to quickly adapt, renew and innovate, while meeting their requirements for security, scale, stability, and other enterprise grade needs. The recent pandemic has pushed many organizations to further accelerate their cloud transformation and move to an agile mode of operation to meet new business requirements, enable flexible work from anywhere and lower operational costs.
•Organizations are going through accelerated digital transformation in response to consumer preferences enhanced by recent social distancing practices. In order to remain competitive, organizations need to provide customers with various digital means by which they prefer to interact with the organization. Digital transformation allows for quality, consistent and personalized experiences across channels, higher use of digital banking, more efficient end-to-end processes, faster response time and empowerment of employees and customers.

•Artificial Intelligence and Automation are disrupting businesses across all industries. AI and automation are reshaping the way organizations are conducting their businesses across all organizational functions. It helps with strategic decision-making through data processing on a scale much larger and faster than any human could accomplish. Implementing AI and automation helps organizations sustain competitiveness and differentiation by proactively streamlining and automating complex business processes in smart ways, infusing real-time decisioning and predictive tools based on cognitive technologies, and generating meaningful and operationalized insight from vast data.
Customer engagement trends that are driving demand for our solutions:

•Increased use by consumers of newer digital channels as first choice for interaction with organizations. Newer Digital Channels comprise mainly messaging and social applications. The nature of these channels is different from voice and traditional digital channels (e.g., email, chat) due to the asynchronous response times and ability to carry the conversation for extended periods of time. Over the course of the recent pandemic, social distancing substantially increased the use of digital channels, and consumers of all ages and generations now show a clear preference for messaging channels when interacting with customer service. Organizations need to make sure they offer these channels as a communication alternative.

•Consumer expectation for a holistic omnichannel experience that is effortless, contextual and consistent across all touchpoints has become a standard requirement. While consumers move constantly between devices and channels, their expectation is for consistent experiences that are keeping the interaction context across all communication channels and are seamlessly transitioned from one channel to another, and can also communicate in different modalities simultaneously. The number of channels is continuously growing, but consumers view them all as part of a single experience. Organizations are expected to quickly adapt to the large variety of channels as well as to view them seamlessly in the same way their consumers do and offer a reliable and consistent, contextual experience across all touch points.

•Organizations rely more on analytics and AI to further improve customer experience as well as the general performance of the contact center. Organizations are increasingly adopting a customer-centric strategy to better understand each individual customer, including their needs and preferences, and to respond accordingly. Organizations are increasing the use of AI to achieve focused decisioning and real-time action solutions – being proactive and predictive. Front and back office functions seek to employ analytics to better optimize their operations. These tools include, among others, cognitive engagement solutions, like interactive communications, predictive analytics and machine learning. Furthermore, smart and self-learning machines allow the enhancement of self-service, real-time guidance and analytics-based insights (including speech and text analytics), behavioral analytics and techniques focused on profiling, trending and pattern detection. As a result, organizations increasingly use these technologies to provide faster and more efficient customer service as well as drive specific business outcomes.

•Conversational bots are being deployed to contain and deflect calls and interactions into self-service. Organizations are looking for new and advanced digital means to improve customer satisfaction and reduce cost. Further development of intelligent bots will improve operational processes, ensure compliance with rules and regulations, increase flexibility in customer interactions with the contact center, as well as decrease error rate and wait time while providing a personalized experience. This technology will increase self-service channels containment and allow the human workforce to focus on more complex value-added services.

•Adoption of Robotic Process Automation (RPA) solutions keep growing in the contact center in order to increase agent efficiency and productivity while reducing costs. RPA helps to significantly reduce the number of manual and time-consuming tasks agents and employees need to perform, freeing them to spend time in added-value activities. RPA can be divided into unattended and attended automation. With unattended RPA, companies are looking to fully automate back-office processes at scale with no human intervention. With attended RPA the bots can work as virtual assistants to agents dramatically improving the work-from-anywhere contact center’s workforce capabilities.
•In response to the COVID-19 pandemic, organizations need to enable their employees to work from anywhere. To do that successfully, they are continually looking for ways to engage and motivate employees to ensure their productivity and satisfaction is maintained, regardless of their physical location. The new work environment creates new demands regarding planning, scheduling, evaluating, coaching and incentivizing employees. This requires organizations to manage their workforce in an agile and personalized manner that improves employees’ performance and allows the same level of visibility, transparency, and productivity as they used to have when working from the office.
•Public Safety Answering Points (PSAP) are adopting next generation communication infrastructure to enable digital emergency communication. Next generation PSAPs enable people to communicate through new digital channels enhanced with capabilities such as sharing media, location and other forms of digital data.

•Public safety agencies of all types – from emergency communications centers and police departments, to prosecutors, defense attorneys and courts – are collecting vast amount of data, most of it is digital native. The vast amount of new information available to PSAPs intensifies the need for enterprise-grade, secure digital evidence management platforms for gathering, managing and ensuring compliance of public safety data to support digital evidence collection and investigation.
Financial Crime and Compliance trends that are driving demand for our solutions:

•The need to embed risk management controls into digital first strategies. Financial services organizations are undergoing significant digital and analytics transformations to provide safe and seamless customer access to accounts across all channels and enable safe and secure transactions. At the forefront of these initiatives is the need to improve customer experience. The realization that risk management is a critical component to the customer experience is driving a high demand for financial crime prevention and detection solutions across the customer lifecycle from onboarding to ongoing monitoring.
•Preventing financial crime and ensuring stringent compliance with evolving regulatory environments. Regulatory scrutiny of financial institutions continues to apply pressure on organizations to adopt more advanced regulatory compliance and risk management technology. Furthermore, regulators have been expanding their focus from the largest financial institutions to a broader market, including smaller banks and alternative financial service providers, all creating increased demand for risk and compliance related solutions.

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
•Financial institutions are seeking a single platform that aggregates and analyzes financial crime-related Risk in one place. The ever-expanding risk landscape and sophistication of financial criminals, as well as the need to keep costs in check, creates a growing need for a single view of different detection signals throughout the financial services organization. Such platform allows financial services organizations to analyze the data, act on it and present it in a single dashboard to both operations and executives.
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
•Financial institutions are being disrupted by digital players providing improved experiences and more personalized products and services. Prior to the onset of the pandemic, most banking services and many other financial service organizations were being challenged by neo-banks, fintech companies and other digital players. To improve customer experiences, and compete against these digital players, financial institutions continue to invest heavily in digital capabilities. Consumers have increased expectations for faster and frictionless processes. In terms of risk, digital banking moves the consumer away from the branch creating new risks around identity verification, customer due diligence and general monitoring of consumer financial behavior. The expectations for fast response times drive financial institutions to re-design their compliance processes to be able to respond in minutes or seconds rather than days or weeks, which in turn requires broader adoption of AI across the customer lifecycle.

Strategy
Our long-term strategy is to further strengthen our leadership position in both Customer Engagement and Financial Crime and Compliance market segments, as well as to further enhance our position in adjacent markets. During 2020, we continued to execute on our long-term strategy through both organic activity and acquisitions, enhancing our position as a leader in both markets.

Empowering organizations to lead by adapting to change
We intend to continue leading the market by leveraging several major industry trends and evolving our offering to meet our customers’ current and future needs while focusing on key strategic pillars:

•Cloud Foundation – we provide cloud-native open platforms for our Customer Engagement and Financial Crime and Compliance offerings. This allows our customers to facilitate adoption of cloud infrastructure as a means to accelerate innovation and reduce integration, implementation and operational efforts.

•Digital - we enable businesses to deliver digital-first omnichannel experiences, including the ability to service customers across multiple channels, provide secure digital banking and help public safety organizations shift to digital interaction and digital evidence environments.

•AI, Analytics and Automation – our domain expertise and advanced technology in the areas of AI, machine learning and automation, as well as our unique access to data to train these algorithms via our cloud offerings, allow us to provide market leading AI-driven smarter processes to our customers, addressing numerous business use cases across all our market segments.

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

In our Customer Engagement business, we will continue to expand our offering through our CXone platform. With CXone we provide the broadest suite of analytics and AI-infused integrated applications for customer service, all on an open cloud-native foundation. Alongside our existing offering, we plan to lead in new product categories, as we introduce novel solutions and enter additional market segments. We will continue to extend our leading market position for cloud contact center solutions, catering to organizations of all sizes and replacing legacy on-premises infrastructure players. We will also continue to enable our customers to extend our solutions through innovative third-party solutions via our DEVone dedicated partner ecosystem that our customers can self-select through our platform’s CXexchange application marketplace. Our Evidencentral cloud digital transformation platform allows public safety, law enforcement and criminal justice agencies to transform to the digital age, managing response, investigation and prosecution digitally and embedding analytics and AI throughout the entire criminal justice process, enabling agencies to leverage data to the fullest and work together collaboratively to enhance public safety.
In our Financial Crime and Compliance business, we will continue to expand our offerings across all market segments by providing new and enhanced solutions that protect financial services organizations and their customers earlier in the customer lifecycle and by infusing more AI across our portfolio of solutions. With our X-Sight cloud platform, we provide open, scalable and flexible solutions with the broadest financial crime and compliance coverage to the top tier of the market. We launched X-Sight DataIQ, which orchestrates the aggregation of data from hundreds of sources, delivering real-time accurate customer intelligence. Continued innovations on X-Sight will further cement our leading market position. With Xceed, we provide fully packaged anti-money laundering (AML) and fraud coverage and solutions to the mid-market, enabling smaller organizations to realize full protection with quick time to value. Xceed is expected to enable further growth with mid-market financial institutions. All Actimize solutions are infused with Always on AI, our multi-layered approach that injects AI, machine learning, automation, Natural Language Processing and other advanced technologies throughout the financial crime and compliance value chain. This allows financial services organizations to merge innovative and patented technologies to seamlessly connect data and apply AI to turn raw data into financial crime intelligence to fuel analytic precision and detect and prevent financial crimes. These offerings enable us to add value to our existing customers, as well as expand our reach and open-up new opportunities, considerably increasing our total addressable market.

Help our customers transform to the cloud

The majority of our customers still rely exclusively or heavily on traditional on-premise software deployment, which is slow-moving and costly to maintain. We continue to leverage our leading cloud platforms as well as our brand and relationships and domain expertise to help our customers adopt cloud solutions at the pace that matches their needs and preferences.

We intend to continue offering our solutions in a variety of delivery models, which enable us to be flexible in effectively addressing our customers’ needs.

Continuing to offer our full solutions portfolio to our existing customer base

One of our main assets is our growing customer base. We believe there are many opportunities to expand, up-sell and cross-sell within our existing customer base. This includes increasing our customers’ exposure to the full breadth of our portfolio. We continue to provide our customers with new benefits by expanding the offering they already use, adding new products and migrating our customers to the cloud.
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
Increasing our footprint in select geographical regions
As part of our growth strategy, we are expanding our business in select regions globally, where we can further grow and establish our presence in less penetrated, growing markets. We are doing this by leveraging our existing offering and partner ecosystem, in both the Customer Engagement business as well as the Financial Crime and Compliance business. We continue to expand our international partner network.

Customer Engagement Business Strategy
Our strategy is to extend our market leading position in the Customer Engagement space, while continuing to innovate and address emerging needs of customer service organizations such as supporting different customer experience channels and touch points with multiple delivery models. We intend to achieve this by:

•Offering CXone, the global leading unified cloud customer experience platform that combines Omnichannel Routing for voice and digital channels, IVR, self-service, Customer Journey Analytics and AI, Agile Workforce Engagement Management (Agile WEM) and Automation.

•Leading cloud transformation across the entire Customer Engagement portfolio for all market segments and regions to enable rapid innovation, enhance flexibility and agility, and lower TCO.

•Infusing analytics, AI and automation into every element of our Customer Engagement offerings to enable predictive and proactive service, augment the workforce and operationalize insights smarter and faster.

•Enabling our customers to deploy AI-driven conversational bots to provide self-service and assisted service capabilities which improve customer experience as well as reduce cost to serve.

•Transforming the workforce through digital, AI-based Agile WEM platform that helps organizations dynamically forecast and schedule the complex work-from-anywhere workforce, understand the individual employee’s preferences, needs and actions. This level of agility empowers employees experience to drive motivation and reduce attrition, as well as adapt agent scheduling, monitoring, quality & performance capabilities to support the agile work environment and maintain service levels.

•Enabling customer service organizations to provide omnichannel service experience across voice and all digital channels. Providing agents with unique digital functionalities and capabilities including digital collaboration, agent assist and automation.

•Offering solutions for all customer touchpoints, as well as solutions that benefit back office operations, retail branches, and self-service channels with the ability to easily connect future channels.
•Applying advanced interaction analytics to better understand interaction context, sentiment and customer personality, and operationalize all available data sources with Predictive Behavioral Routing (PBR) to connect customers with the most suitable contact center employee.

•Managing the customer experience thorough a customer experience management platform that is able to intelligently capture customer feedback across all touch points, generate specific insights and take action to address the needs of CX professionals and other stakeholders in order to improve customer loyalty and satisfaction.

•Leveraging Robotic Process Automation to automate manual tasks across our customers’ operations, while using our advanced AI based Automation Finder capabilities to identify processes suitable to automate.
•Offering our customers the ability to extend our solutions through innovative third-party solutions provided by our DEVone dedicated partner ecosystem. Our customers can self-select these third-party solutions from our platform’s CXexchange application marketplace.

•Extending our offering to the PSAP to support next generation digital emergency communication, ensuring compliance and enabling enhanced digital evidence collection and investigation
•Offering a leading unified cloud-based Digital Evidence Management and Investigation platform, Evidencentral, that integrates and consolidates all forms of evidence information - data and media from police records and dispatch management systems.
Financial Crime and Compliance Business Strategy
We plan to continue extending our market leading position and our addressable market, while further supporting the move to the cloud by financial institutions. We also plan to leverage our capabilities to facilitate both better financial crime protection and help our customers realize significant cost reductions. We intend to achieve this by focusing on:

•Delivering integrated Financial Crime and Compliance solutions that help financial services organizations identify risks faster and earlier throughout all phases of the customer lifecycle.

•Expanding our market reach within the mid-tier banks and financial institutions with Xceed. Xceed platform is a native cloud, AI- Financial Crime and Compliance platform that provides AML and Fraud solutions, enabling smaller organizations to enjoy the capabilities previously only afforded to large organizations in a fully packaged SaaS offering.

•Providing X-Sight, our cloud-native AI platform for Financial Crime and Compliance solutions for the top tiers of the market to further strengthen and grow our market leadership position. X-Sight combines data and analytics agility and our ability to cross-sell solutions. Our cloud platform leverages Big Data, AI, machine learning, advanced automation and other technologies to help customers reduce the cost of operations, while increasing their adherence to compliance and preventing financial crime.

•Offering X-Sight AI, a data driven, machine learning, analytics managed service (Actimize Watch) or do-it-yourself toolset (X-Sight Studio) to retain and optimize analytic models and develop new analytics by leveraging insights from our market-wide view of transactions.

•Offering X-Sight DataIQ, our orchestration and aggregation engine that seamlessly connects to multiple premium and public data sources, turning raw data into the intelligence to fight financial crimes.

•Expanding the X-Sight Marketplace, an ecosystem of innovative third-party partners where our customers can select complementary offerings to extend our platforms and products.

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
I.Offering Overview - Customer Engagement
Creating extraordinary customer and employee experiences becomes even more critical in times of change. With contact center employees working from home, and customer service needs becoming more urgent and demanding, organizations are required to adapt new operating models to increase their flexibility and maintain agility. These dynamics are challenging organizations to differentiate themselves through efficient, effective and high-quality customer experiences that are digital, including agent-assisted and self-help channels, consistent and personalized across all touch points. In addition, organizations must find ways to generate business insights, better understand and predict customer intent and create smarter customer connections. They need to accomplish these objectives while containing operational costs and adhering to regulations.
NICE’s comprehensive portfolio of solutions empowers organizational change across major market transformations our customers are undergoing, enabling the creation of extraordinary and agile customer and employee experiences:

Our Cloud Native Open Platform, CXone, transforms contact center software to provide an exceptional agent and customer experience, every time and on every channel. It opens new possibilities for all employees to work from a single, consolidated interface –from any location onsite or at home – with a common view of operational performance and each customer’s journey. In addition, with predictive analytics and embedded artificial intelligence, it empowers teams to resolve issues faster, personalize each experience and forge deeper loyalty with each customer. CXone supports contact centers of all sizes and geographic locations – from small single sites, to distributed remote agents, to global enterprises. As a modern, cloud native platform, CXone allows organizations to compete on innovation and routinely transform experiences with speed and sophistication, overcoming expensive and lengthy innovation and product cycles, and eliminating painful integrations by having a unified modern architecture with automatic upgrades.

Our Digital-first Omnichannel Customer Service solutions, part of CXone, enable organizations to prioritize digital transformation as an urgent initiative in order to be able to adapt to the changing needs of the current environment and deliver service on a multitude of digital channels. NICE offers a complete digital-first omnichannel customer engagement platform, allowing organizations to easily add and integrate new and emerging channels. Our smart digital-first omnichannel routing capabilities empower organizations to interact with their customers in a seamless and effortless way by providing a fully unified environment, allowing for a single view of experiences.

Our Customer Experience Management solutions empower organizations to find new and improved ways to attend to the evolving expectations of their customers and employees, and to understand their activities and their processes. We enable this by uniquely combining customer feedback, interactions-based analytics insight and journey analytics to get a holistic view of the customer experience across all channels. Using advanced analytics engines, we analyze every aspect of the customer experience to generate automated actionable insight and create hyper-personalized experiences in real-time that are based on the customer’s personality-type, interests, preferences, behaviors, emotions and history. Organizations can also leverage these smart analytics and AI algorithms to predict customer intent, and proactively act on it in real time.

Our AI Driven Smarter Processes solutions, powered by our Enlighten AI framework that is native to CXone, leverage automation and AI to optimize internal processes and enhance digital presence across all business areas, both in and outside the contact center. It helps organizations adapt to their surroundings in smart, proactive ways by embedding AI everywhere. We use real-time decisioning engines to help uncover, identify and prioritize the top processes that should be automated to optimize workforce productivity. We offer smart and quick self-service capabilities and a full range of automation, from unattended robots to virtual attendants who guide the employee in real time on their desktop.

Our Agile Workforce Engagement solutions enable organizations to manage the multi-skilled, dynamic, ‘anywhere’ workforce, understand their employees in new ways that take into consideration their personal attributes and preferences and create an adaptive environment to meet employees’ expectations for an environment that is flexible and preference-based, promoting a better work-life balance. NICE creates accurate multi-skill multi-site forecasting to manage the complex workforce by applying advanced AI to forecast and schedule correct staffing, manage quality, lower cost and improve performance across skills, locations, channels and employee preferences.

Our Platform and Solutions’ Core Capabilities
Our platform and solutions both in the cloud as well as on-premises empower businesses to transform the experiences they provide to their customers and employees, through the following core capabilities:

Open Cloud Platform is the foundation of CXone, our complete cloud contact center offering, powering rapid innovation with an extensible enterprise-grade platform that scales securely, deploys quickly, and serves customers of all sizes globally. We offer easy customization through hundreds of RESTful APIs and our DEVone developer program, plus CXexchange marketplace with over 160 pre-built integrations from ecosystem partners. CXone enables multi-national organizations to deliver service with confidence from a single instance, backed by a guaranteed money-back SLA based on Mean Opinion Score (MOS), and including the broadest level of certifications in the industry, including PCI Level 1, HIPAA, SOC2, SOX, FedRAMP, Cybersecurity Essentials, IRAP, and others.

Smart Omnichannel Routing, Recording and Self-service enables organizations to run their contact center in the cloud, record structured and unstructured customer interaction and transaction data, and route customer interactions across over 30 inbound/outbound channels in a hyper personalized manner. All self-help, voice and digital channels are unified into a single consistent omnichannel view of the experience, enabling organizations to deliver service on any channel, ensuring interactions are seamlessly routed across all touchpoints, and consumers can move between channels, while keeping the same context and employee. Organizations gain business flexibility by quickly deploying agents anytime, anywhere, including remote or home-based agents and implementing changes to customer routing and IVR in hours, not months. Our AI-powered Predictive Behavioral Routing (PBR) transforms customer experience with hyper-personalization in the cloud, enabling an understanding of customers’ communication preferences and behavioral characteristics and connecting them to the agent best suitable to handle their request. This understanding leads to better connections between customers and employees, resulting in immediate and measurable benefits to an organization’s bottom line.

Omnichannel, Real-time Customer Experience Analytics enables organizations to uncover the valuable data and insights hidden in customer interactions and customer journeys. It uses advanced technology for analyzing speech, text, call flow, feedback, customer sentiment, employee behavior and desktop activity, in order to understand the root cause of service issues, connect the customers with the best employees to handle the interaction, and to drive business results. Analysis of the customer journey across various touchpoints, transactions and events allow organizations to have a comprehensive view of customer intents and actions throughout that journey, understand the context of each contact, uncover patterns, predict needs and personalize interactions in real time. Organizations can also leverage Big Data infrastructure and predictive analytics and AI models to objectively measure agent behaviors across time and touch points, with no bias, and transform them into objective insight and act on them in real time.

Machine Learning, Automation and AI Capabilities are embedded everywhere to improve internal processes, from deploying AI Chatbots that are seamlessly woven into the omnichannel routing platform, allowing an effortless move from a bot to another channel, to powering more accurate staffing forecasts, to automatically categorizing interactions based on content, agent behavior and customer sentiment. NICE Enlighten, our comprehensive AI framework for customer engagement, interprets and predicts human behaviors by objectively measuring all interactions consistently and efficiently to drive business outcomes. NICE Enlighten is embedded within our entire portfolio, enhancing all aspects of our customer engagement solutions (forecasting, scheduling, coaching, analyzing, managing, reporting etc.) with specific AI measurements, insights and predictions that are unique to the world of customer service. Our Advanced Process Automation solutions provide a comprehensive range of robotic solutions, all as part of a single automation platform. It includes robotic automation of mundane and manual processes to employee desktop guidance with NICE’s Employee Virtual Attendant (NEVA), which prompts desktop guidance in the context of the live customer interaction or the process the employee is working on. These solutions enable organizations to make the right decision during individual interactions in real time and across a large number of interactions, eliminating errors and providing future next-best-action guidance.

Workforce Optimization and Employee Engagement Management uses AI and machine learning for long-term planning, workload forecasting and scheduling and leverages intelligent automation for intraday activities in an adaptive and automated manner, enabling greater flexibility for the agent to perform schedule-changes while meeting operational goals. We leverage AI to provide adaptive and customized goal-setting based on employee preferences and personal attributes, support adaptive coaching methods, and motivate each employee through advanced gamification that creates a shared sense of accomplishment. We drive organizations to improve an agent’s individual productivity, by creating an employee-adaptive environment, identifying performance gaps, delivering on targeted coaching and training, fostering performance-driven operations and culture, and embedding the voice of the customer into daily operations to engage employees. Our workforce engagement solutions are especially relevant for mastering today’s ‘anywhere’ workforce, the rise of the gig economy and the increasing number of Gen Z employees.

Addressing Business and Operational Needs
Our platform and solutions are designed to address various organizational business initiatives, both inside and outside the contact center. Below is the list of available NICE Customer Engagement solutions, grouped by these main initiatives:

1. Provide Digital-First Customer Service

Solutions and Capabilities	Description
Automatic Contact Distributor (ACD)
Connects customers to the best resource, either self-service or agent assisted, through an intelligent, skills-based omnichannel routing engine. It enables seamless elevation across channels – including from AI Bots – and makes it easy to create and maintain routing flows using a centralized, visual and intuitive customer contact workflow design tool.

Interactive Voice Response (IVR)
Accelerates customer contact resolution, improves routing accuracy, and cuts costs with automation. It leverages natural speech to provide self-service resolution or collect caller information to determine optimal handling for an improved customer experience.

Conversational Bot	Provides self-service through a conversational, natural language, interaction that allows to both provide customer with information as well as execute transactions.
NICE Enlighten
NICE Enlighten is the first comprehensive AI framework for customer engagement. It interprets and predicts human behaviors by objectively measuring all interactions consistently and efficiently, with no bias and no human effort, to drive business outcomes. Each model is derived from millions of real-world interactions, using the most comprehensive syndicated interaction database in the world. Organizations of any size and every industry, with or without data science expertise, can now quickly improve customer experience metrics such as CSAT, complaints, and customer retention with significantly less time and effort than ever previously possible.

Personal Connection Proactive Outbound	Provides inside sales teams an easier way to attain quota by connecting with more prospects every day and provides customer service teams the ability to reduce inbound calls through personalized, low cost, and proactive outbound notifications, such as text/SMS or email.

Customer Interaction Channels	Enables contact centers to service customers via any channel, focusing on self-help and digital channels, with extensive routing options, consolidated reporting and a state-of-the-art agent interface. Channels include inbound and outbound voice, callback, voicemail, email, chat, text/SMS, work items, and dozens of digital messaging and social media channels.

2. Use an Open Cloud Platform for Faster Innovation

Solutions and Capabilities	Description
Customer Relationship Management (CRM) Integrations
Delivers pre-built integrations with leading CRM environments, including Salesforce.com, Microsoft Dynamics, Zendesk, ServiceNow, SAP, Oracle, and more. These integrations empower agents to personalize omnichannel customer service. Provides seamless, bidirectional CRM integrations with the contact center that increase agent efficiency and independence by delivering a real-time 360-degree view of the customer.

Unified Communications (UCaaS) Integrations
Delivers pre-built or partner-provided integration with Unified Communication tools, facilitating expert access through synchronized presence and instant engagement, in a unified agent interface. Pre-built integrations include Microsoft Teams, RingCentral, Zoom, LogMeIn, Atos and more.

Network and Voice Connectivity Solutions
Delivers quality optimized cloud voice and data services that enable quality connections between agents and customers, while allowing organizations to save money through a low latency, optimized, least-cost routing mix on a global scale. Customers can access global, carrier-grade, cloud-integrated voice services in more than 130 countries with confidence, backed by a guaranteed money-back SLA based on Mean Opinion Score (MOS).

Developer Tools and Marketplace	Powers rapid innovation, future-proof customization, and easy integration through hundreds of REST-ful APIs and a marketplace with over 160 pre-built integrations from ecosystem partners.

3. Adhere to Compliance and Mitigate Risk

Solutions and Capabilities	Description
Contact Center Omnichannel Recording
Provides comprehensive omnichannel interaction recording: voice, video, chat, email, and social media, and integrates with all telephony environments and hybrid networks. It delivers all the advantages of a thorough and robust recording platform, both on-premises and in the cloud, recording contact center interactions or work from home conversations, over a fully dedicated and operated public or private cloud designed for high availability and redundancy. Supports thousands of concurrent IP streams: capturing, forwarding in real time, and recording and archiving in a single platform while ensuring customer safety and minimizing organizational risks, with its encompassing compliance solution, certified for PCI DSS3 and HIPAA.

Communication Compliance Trade Floor Recording	Compliance trading floor recording and capture, based on the compliance policies of financial institutions, ensuring a lower total cost of ownership than traditional blanket recording methods. It enables organizations to capture, monitor and analyze interactions and transactions in real time, in order to proactively minimize risks, detect potential regulatory breaches, and improve investigative capabilities. The solution delivers comprehensive, integrated capabilities to effectively manage the complex, ongoing, high-risk exchange of interactions and transactions between traders, firms and their counterparties.

Communication Compliance Omnichannel Recording
Proactively captures and retains all customer interactions across multiple touch points communication modalities, such as video, voice, chat, and more to help ensure compliance with government regulations, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), Security Exchange Commission Rule 17a-4, the Health Insurance Portability and Accountability Act, the Sarbanes–Oxley Act, the Payment Card Industry Data Security Standard, the Financial Services Authority and Medicare Improvements for Patients and Providers Act, the GDPR, the CCPA, as well as with internal policies. Compliance Recording is also an invaluable tool to resolve disputes, perform investigations and verify sales, as well as provide redundancy and disaster recovery capabilities to meet business continuity requirements. NICE Trading Recording (NTR) platform works with the leading UC providers and is certified by Microsoft to capture all Microsoft Teams communication types like voice, video, chat, screen sharing and more.

NTR-X, Next Generation Communication Compliance Recording
NTR-X is the world’s first and only enterprise-grade solution for financial services that combines omnichannel recording and robust compliance assurance tools, all in one cloud-ready global communication compliance platform. It enables organizations to capture all of their regulated employee communications regardless of platform (traditional, unified or mobile) and ensure compliance with all global regulations. NTR-X’s scalable, modular architecture lowers TCO and gives firms control over their own data, while providing a future path to cloud migration.

Compliance Center	Empowering organizations to manage all interactions compliance activities in one place in a smart and automated way. Compliance Center enables detecting violations, defining policies and carrying out audits relating to regulations such as PCI DSS, HIPAA, SEC, MIFID II, and GDPR. Compliance Center includes compliance dashboards that provide an aggregated view of regulatory topics and do-it-yourself policy management hub to see, manage and automate all compliance activities as part of a single repository. It also includes a dedicated application to gain compliance insights, trigger real- time notifications to agents related to recording assurance, audio loss, and offers manual commands for PCI DSS with pause and resume.
Fraud Prevention
NICE Fraud Prevention solutions proactively detect, expose and block known and unknown fraudsters. NICE Enlighten Fraud Prevention combines NICE’s Enlighten AI capabilities with NICE’s voice biometrics Proactive Fraudster Exposure (PFE) solution to continuously detect fraudulent behavior and expose fraudsters across millions of calls over time. Verified fraudsters are added to a watchlist and are blocked when they try to make future calls to the contact center.

Communication Compliance Trade Floor Solutions
Enables organizations to capture, monitor and analyze interactions and transactions in real time, in order to proactively minimize risks, detect potential regulatory breaches, counter fraudulent activities, and improve investigative capabilities. These solutions deliver comprehensive, integrated capabilities to effectively manage the complex, ongoing, high-risk exchange of interactions and transactions between traders, firms and their counterparties. Solutions include integrations with mobile phone providers, unified communication platforms, and more.

Communication Surveillance	Monitors trading activity by analyzing conversations from trading turrets, fixed and mobile phones, email, text, instant messaging, chat and social media using speech analytics, machine-learning and natural language processing. It automatically highlights potential risks and enables compliance officers and analysts to see emerging trends so that compliance breaches and fraud can be averted while keeping false positives at a minimum. It also enables organizations to meet global regulatory requirements with fully auditable workflows and reporting functionality that fulfill the needs for a robust supervision and investigation process.
Communication Compliance Assurance	Facilitates the automation of compliance assurance. NICE COMPASS reduces the risk of a regulatory violation by verifying all endpoints recording prior to the beginning of the trading day and proactively identifying unrecorded calls. It also significantly increases efficiency by automating litigation hold requests, retention periods for all regions and lines of business, and moves, adds and changes (MAC), among other items.

Complaint Management	Enables organizations to use analytics to identify interactions at risk and manage the process of handling the complaint.
Transcription	Fully automates the manual processes around retrieving, downloading and transcribing trade-related communications. Provides organizations with the ability to accelerate investigations, improve responsiveness to regulators and quickly search for keywords.
Managed Services	A proactive support plan that was designed to complement our traditional support offering by adding four support options to proactively address problems before they escalate. Our four-pronged advanced services approach protects against recording loss by proactively monitoring an organization’s global recording estate around-the clock, ensuring all sites are on the latest software release, and providing a single point of contact and accountability for problem resolution, backed by a team of expertly trained support engineers.

4. Increase Operational Efficiency

Solutions and Capabilities	Description
Performance Management
Maps enterprise business objectives to group and individual goals, and tracks and reports on performance, wherever they may be located. It also automates critical managerial activities, including data analysis, identification of improvement areas, employee coaching, recognition, and performance improvement, allowing front-line managers to become more effective and efficient in developing their teams. Performance Management also includes unique capabilities, such as gamification and SMART programs, to engage, motivate, facilitate coaching and align employees around common and personalized business goals.

Workforce Management
Forecasts an organization’s interactions load, using sophisticated AI algorithms, and schedules agent shifts across multiple sites with appropriate skills to manage and optimize the level of customer service resources in multi-skilled environments. It measures agent and team performance and provides real-time change management to proactively respond to changing conditions. Supports today’s complex needs for forecasting and scheduling multi-skilled agents, an ‘anywhere’ workforce and frequent intra-day volume changes.

Employee Engagement Management
Real-time analysis and management of understaffing and overstaffing which provides adaptive and proactive intra-day scheduling that supports agent needs and preferences while also ensuring that a company’s operational goals and KPIs are achieved. The application also allows self-management of schedules through an intuitive mobile application and an intelligent automation engine anytime, anywhere and on-the-go, allowing employees to perform sophisticated transactions like shift bidding and shift swaps, setting preferences, reporting absences, and receiving immediate confirmations.

Quality Central
Automates contact center quality assurance processes and selection of interactions for evaluation based on performance data. Leveraging NICE’s innovative and leading AI and machine learning engines to measure agent behavior and performance, the solution facilitates root-cause evaluation, with easy drill down to agents and interactions missing their key performance indicator targets. Quality programs can improve agent performance results across voice, email, chat, and digital social media channels, and can help identify areas for improvement for remote agents working from home.

Nexidia Analytics
Analyzes large to massive quantities of customer interactions across multiple channels to identify hot topics and root causes quickly, and to produce actionable insights. Driven by NICE Enlighten, the first comprehensive AI framework for customer engagement, Nexidia Analytics can interpret and predict consumer and agent behaviors by objectively measuring all customer interactions, consistently, efficiently, and without bias. With this information, businesses are able to uncover the insights they need to improve processes, enhance customer experience, increase sales, increase employee engagement, reduce attrition, optimize marketing campaigns and reduce operational costs. Nexidia Analytics can also process live customer voice interactions in real-time, identifying opportunities to improve the Customer Experience, increase sales, and ensure compliance – all while the agent is still speaking with the customer.

Back Office Proficiency Essentials
Automates manual processes of the Back Office employees by integrating data from employees’ desktops, improving forecast accuracy by using actual processing data, enabling managers to view and manage productivity and mastery, and empowers back office employees to improve and take charge of their own performance. It also provides tools to ensure regulatory compliance and accuracy, elevating the level of service customers receive across the entire enterprise.

Real-time Authentication (RTA)	Provides end-to-end authentication for contact centers. Based on voice biometrics, it automatically verifies the caller’s claimed identity within the first few seconds of a call through natural conversation with an agent. Leveraging its unique Single Voiceprint capability, RTA uses the same voiceprint across channels, allowing effortless authentication on the IVR or mobile application. Combining voice biometrics with additional authentication factors, RTA offers risk-based authentication across multiple channels. It improves the level of security and reduces operational costs.
NEVA (NICE Employee Virtual Attendant)
NEVA is an avatar interface, addressing attended processes taking place on the employee’s desktop. NEVA is triggered automatically by the employee’s desktop actions, providing relevant, contextual guidance for efficiency, sales and compliance, in real-time. Leveraging external integrations, the employee can alternatively activate NEVA using chat or voice. NEVA overlooks an agent’s desktop activities and pops up with guidance in the context of the live customer interaction or the process the employee is working on. This solution will automate desktop activities when appropriate or will trigger an unattended bot to complete a task and free the employee to deal with higher value activities. It is especially relevant for today’s remote workforce, where supervisor’s help may not be readily (or physically) available. NEVA includes a process discovery tool, named Automation Finder, to identify additional process optimization candidates using unsupervised machine learning algorithms. Once a process for optimization is identified, it can be built in a click, using the Automation Finder ‘Click-to -Automate’ capability. The automation flow is transferred and built automatically in NICE’s design tool - Automation Studio. NEVA comes built-in with Automation Studio and a control room for overseeing the robots’ activities and performance.

Robotic Automation
Robotic solution for automating routine back office, and Contact Center processes. Operated on virtual machines and monitored centrally, these robots handle unattended end-to-end processes, essentially performing any routine task which the human user would otherwise do manually. These processes are typically the repetitive, mundane, error-prone processes which do not require human intervention. We also provide a unique, intelligent, AI-infused diagnostic tool that accurately pinpoints which processes should be automated for an immediate and long term optimization. NICE RPA includes an embedded OCR engine for using scanned documents and unstructured data in the automated flow. NICE’s RPA suite of solutions includes an unattended RPA solution, as well as an attended automation solution, named NEVA. NEVA is installed on users’ desktops, providing desktop automation and process guidance to support employees in real-time, as they work through their daily activities.

Desktop Analytics
Identifies desktop productivity gaps and process best practices by monitoring and collecting data about employee daily activities: for any applications used (including specific pages within the application), web sites visited, computer idle/locked mode, as well as the time the employee spent in each application/state. Applications can be classified as productive/non-productive or non-work related. For work-from-home employees, Desktop Analytics can provide visibility into their daily activities for managers and supervisors alike.

Interactive Voice Response (IVR) Analytics	Enables organizations to reduce customer effort by increasing IVR containment rate, reducing IVR repeat calls, agent transfers, drop-offs and deflections and dramatically improving Contact Center efficiency.
Sales Performance Management	Provides the end-to-end ability to create, manage and distribute all aspects of a commissions program. It automates the process of sales territories, quotas, commission, bonus and incentive administration, in support of any type of variable pay system that rewards employees for achieving targets aligned with the business strategy.

5. Improve Customer Experience

Solutions and Capabilities	Description
Predictive Behavioral Routing (PBR)
Predictive Behavioral Routing is AI-driven routing that predicts the best match between customers and agents for smarter connections and immediate business results. Using all available data sources, including the industry’s largest proprietary consumer behavioral database, Predictive Behavioral Routing uses AI to predict the best customer-agent match in real-time. The results are immediate improvements to key contact center metrics that measurably benefit an organization’s bottom line.

Satmetrix Voice of the Customer	Collects, combines and analyzes comprehensive customer feedback data from multiple interaction touch points and channels across customer life-cycle at enterprise scale; proactively solicits direct customer feedback from any touch point, including text message, email, IVR, mobile app, and online forms in scheduled cadences or immediately following an interaction through their channel of choice; and leverages indirect and inferred feedback. Delivers analytics that allow organizations to understand and operationalize business practices and behaviors that drive customer loyalty, using metrics including Net Promoter Score® (NPS®), customer satisfaction, Customer Effort Score, or custom metrics. Drives strategic and operational improvements to increase retention and revenue opportunities. Delivers insights across departments with role-specific analytics, reporting, and alerts.
Customer Journey Analytics	Helps organizations optimize their overall customer interactions process across multiple touch points. The solution automatically constructs and visualizes a cross-channel map of the customer journey, providing insights into trends and focus areas for improvement. Based on NICE’s innovative and leading AI and machine learning engine, NICE Journey Excellence Score (JES) uses predictive models to measure customer experience at the journey level, identifying successful outcomes and highlighting journey events that cause failure and customer dissatisfaction. JES’s models automatically assign contact reasons to every interaction, revealing customer behavior patterns, predicting customer’s next action and the ideal response for achieving the desired goal. The solution highlights opportunities for self-service channel containment and offers real-time guidance for an improved customer experience.
Customer Churn
Based on NICE’s comprehensive AI framework for customer engagement, NICE Enlighten for Customer Retention analyzes historic consumer defection data to identify the patterns in consumer behavior and create models for predicting future customer churn. The solution understands causes and effects of customer churn and how to design procedures to reduce the defection rate. The solution prioritizes at-risk customers based on search results combined with customer data and collects information to refine retention marketing offers that are better tailored to customer types and demographics.

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
Contact Center Sales Effectiveness
Helps organizations optimize their Contact Center sales campaigns. Based on NICE’s comprehensive AI framework for customer engagement, NICE Enlighten for sales effectiveness locates and quantifies sales improvements by identifying the optimal agent behaviors that drive Contact Center sales in each environment. The solution builds metrics to align with corporate objectives such as offers made versus up-sell opportunities. It correlates data points such as customer spend and purchase history to build predictive models, prioritizing customers with a propensity to buy and creating the next-best offer. It also helps identify high-performing agents and generate sales best practices based on their behavior.

7. Improve Public Safety Emergency Response and Manage Data Throughout the Criminal Justice Process

Solutions and Capabilities	Description
NICE Investigate	Streamlines the entire investigation process by automating the collection, analysis and sharing of all digital case evidence – from Records Management Systems, CAD, interview room and emergency call audio recordings, documents, photos, private and public CCTV, body-worn and in-car video, social media and more. It transforms the investigative process so detectives can build and close cases faster.
NICE Inform	Enables emergency centers and public safety agencies and organizations across various industries to capture, consolidate, synchronize and manage growing multimedia incident information and evidence efficiently and effectively. NICE Inform captures and synchronizes event information from a variety of sources including: radio and call audio, video, text, screens, Computer-Aided Dispatch (CAD) systems, Geographic Information Systems, and others, enabling investigators and other stakeholders to more easily and completely visualize and understand what happened during each incident response. NICE Inform also supports investigations through rapid assembly and sharing of case evidence. Helps optimize emergency response by evaluating quality and compliance of incident communications – saving time, money and resources, while continuously fine-tuning and improving performance to provide better service to first responders and the public.
NICE Inform Intelligence Center	Automatically collects and consolidates information from emergency call taking, radio, dispatch, quality assurance and other systems, and delivers critical metrics in actionable dashboards and reports. It helps emergency communication centers understand what happened during an incident, how it happened, what is happening now in the center, and what is performing or not. With this new insight into operations, decision makers can address the key challenges to improve their centers’ effectiveness during an incident, service to citizens and work more efficiently with the agencies for which they dispatch.
NICE Multimedia Recording	Reliably records and synchronizes emergency calls, including digital, analog, and VoIP calls, conventional and P25 radio transmissions, text interactions, video, images, console screens, locations from geographic information systems, and integrated feeds from other sources such as CCTV video. NICE multimedia recording also spans all forms of next generation emergency communications in a unified solution, including inbound and outbound text messages agnostic to text aggregation solutions or delivery methods. NICE Inform also synchronizes this information into a complete timeline enabling stakeholders to more easily and completely visualize, understand and improve incident response.

II.Offering Overview - Financial Crime and Compliance
Financial services organizations are regularly challenged with prevention of fraud and money laundering, and capital markets compliance adherence. They have a common need for risk management solutions that will help them stay ahead of the evolving landscape of threats and effectively adapt to changes in business and regulatory requirements to protect their organization, safeguard their customers and ensure the integrity of the financial services industry.

Furthermore, many organizations that are not traditional financial institutions, including alternative payment platforms, cryptocurrency exchanges, gaming, fintech companies and others, find themselves under similar threats and under increasing regulatory scrutiny and need to quickly adjust and ensure adherence with those requirements.
We are a global leader in AI-based applications for fighting financial crime and ensuring compliance. We provide organizations with proven capabilities for real-time and cross-channel fraud prevention, anti-money laundering, capital markets compliance and enterprise-wide case management. With this set of solutions, financial institutions can tighten risk controls, lower operational and information technology costs, enhance investigation efficiency and improve their customers' experience.

We serve the Financial Crime and Compliance needs of hundreds of organizations, including many of the world’s top financial institutions, regulatory authorities and emerging fintech companies. Our solutions monitor billions of financial transactions daily, enabling organizations to mitigate the risk of financial crime, improve compliance and reduce operational costs.
Our open, AI- cloud platform serves as an end-to-end Financial Crime and Compliance solution. This allows our customers to use a unified platform instead of integrating multiple solutions, whether home-grown or from third-party vendors. The NICE Actimize platform handles the entire process, including detection, investigation, remediation and reporting, which allows our customers to improve detection, lower costs, keep tight controls over their process and automate regulatory reporting.

In 2018, we introduced X-Sight, the market’s first cloud-based Financial Crime Risk Management Platform-as-a-Service (PaaS) that enables financial services organizations to transition to the cloud. X-Sight incorporates AI, advanced analytics, automation and natural language processing capabilities into our platform, allowing organizations to improve detection, reduce false positives and automate many previously manual routine tasks. In addition, our ActOne offering introduces analytics and automation to financial crime investigation processes.

Our X-Sight AI solution, Actimize Watch, allows us to better protect financial institutions from criminal threats by leveraging the cloud and machine learning technologies. Organizations that subscribe to the cloud delivered service benefit from our data scientists optimizing their analytics and creating new machine learning models that can be seamlessly deployed in their production environment. Actimize Watch customers further benefit from the collective intelligence of Actimize and peer organizations, as new threats that are detected are shared with all other customers of the service. As such, Actimize Watch serves as an inoculation, protecting all organizations from an attack perpetrated against a specific organization. We also introduced X-Sight AI Studio to the market in 2019, which is a feature-rich development environment for machine learning analytics that includes data science workflows from data preparation through analytics containerization and deployment into the Open AI engine with in all Actimize solutions. It is the same environment Actimize data scientists leverage in Actimize Watch provided as a self-service tool for our customers.
Mid-size financial institutions are finding themselves under increased pressure to adopt compliance best practices. Our Xceed platform is a native cloud, AI- Financial Crime and Compliance platform that provides AML and Fraud coverage, enabling smaller organizations to enjoy the capabilities previously only afforded to large organizations in a fully packaged SaaS offering.

We plan to continue to expand our addressable market by providing cloud solutions to non-traditional financial institutions. We also expand our value to our customers by leveraging AI, the cloud and robotic automation which facilitate both better protection and significant cost reductions.

Our Platforms’ and Solutions’ Core Capabilities
X-Sight: open, flexible and scalable, AI- cloud platform for Financial Crime and Compliance that enables top tier financial services organizations to expand the use of NICE Actimize solutions over time. The flexibility of X-Sight allows organizations to choose the solutions and services that meet their unique needs while easing implementation and lowering total cost of ownership. X-Sight solutions provide hundreds of out-of-the-box analytical models as well as flexible tools that can be used to develop and customize analytical models, data sources, and business processes at both the business and IT levels.

Xceed: Cloud-native platform that brings together AI, data intelligence, analytics, machine learning and insights for AML and fraud coverage for the mid-market. The solutions on Xceed provide all the protection that larger organizations receive but are fully packaged for smaller firms to realize immediate value.

Always on AI: NICE Actimize’s multi-layered approach injects AI and other advanced technologies throughout the financial crime and compliance value chain. Actimize solutions are infused with AI, machine learning, automation, Natural Language Processing and more, from the data layer, through insights, through decisioning to investigation and reporting to detect and prevent financial crimes. By leveraging AI and merging data, analytics and automation technologies, financial services organizations can increase detection, improve their operational efficiencies, and reduce costs. Raw data becomes actionable intelligence by applying machine learning, advanced analytics and automation. This innovative process creates a unique environment that more effectively addresses the challenges and pain points that financial services organizations face and allows them to lower costs and drive greater profitability, all while improving accuracy and throughput. NICE Actimize solutions also allow organizations to configure which decisions to direct to human experts, supporting semi-autonomous to fully autonomous operations.

Domain-specific AI: Comprehensive, domain-specific solutions detect anomalous customer or employee behavior in real time, leveraging industry-proven supervised and unsupervised machine learning analytics.
Real-time decisioning and enforcement: A real-time decisioning engine draws on analyzed data to trigger alerts that enable optimal enforcement and resolution. Built-in capabilities for comprehensive workflow and investigation allow effective alert management.
Solutions are available individually or as an integrated whole.

Addressing Business Needs
Our X-Sight platform and solutions are designed to address various organizational business initiatives. Below is a list of the currently available NICE Financial Crime and Compliance X-Sight solutions that support the high end of the market, grouped by these main initiatives:

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
ActOne Extend
Extends the capabilities of ActOne to be the centralized location of investigation management across the Financial Crimes Risk and Compliance domains and provides a unified view of risk that enables analysts to make efficient decisioning. Includes workflow customization and the ability to ingest third-party alerts and cases via APIs, the plug-in SDK, and the Email Ingest tool.

ActOne Automate
Comprehensive Financial Crimes automation suite of tools that are embedded directly on the ActOne case management platform. It includes tools to identify process bottlenecks, intelligently allocate work, and develop automation. Contains both attended robots and unattended robots. Attended robots are digital assistants that live in the case manager on analyst desktops and collaborate with them as needed during the day. Unattended robots are a digital workforce, working 24/7 without human intervention. The solution also includes Automation Finder, a data driven analytics based tool that enables organizations to quickly identify activities that would benefit from automation, thereby reducing the time and effort.

ActOne Design
Visual analytics capability to design real-time, interactive reports and dashboards on top of the centralized dataset directly in ActOne. ActOne Design allows organizations to examine linkages and entities throughout the investigation, monitor operational performance, and analyze financial crime trends within their unique alerting activity.

Quality Assurance (QA)
Helps risk and compliance teams create a truly closed-loop, end-to-end investigation process. With it, compliance and quality teams can collaborate in order to reduce re-opens, work more efficiently and lower risk. The QA solution enables QA analysts to conduct fully integrated quality reviews at any point within an investigation. Business logic and workflow guide the QA analyst and a questionnaire enables them to assess quality and provide feedback to investigative teams - all on the same platform, fostering a culture of continuous improvement.

Productivity Studio	Allows organizations to increase speed and efficiency, without compromising on accuracy. Teams are empowered to understand their productivity by seeing gaps and bottlenecks in their workflows, as well as patterns and trends in their activities.
Notifications and Attestations	With Actimize Notifications and Attestations, management and internal audit can gain oversight of their teams, ensuring everyone is aligned; teams can mitigate risk by lowering organizational and personal accountability risk; and teams can improve their efficiency with quick access to all past and present notifications without leaving the case management platform.

2. Detect and Prevent Money Laundering

Solutions and Capabilities	Description
Suspicious Activity Monitoring	Leverages AI and transaction analytics to offer end-to-end coverage for detection, scoring, alerting, workflow processing and reporting of suspicious activity to make sure nothing 'slips through the cracks'. It supports the full investigation life cycle and, with NICE’s integrated case management platform, improves staff productivity, allowing for compliance with regulatory obligations in a cost-effective manner.
Watch List Filtering
Provides enterprise-wide party and payment screening against global sanctions, and PEP (Politically Exposed People) lists as well as adverse media for real-time screening coverage. It leverages AI, including machine learning analytics, facial biometrics and advanced automation to identify and manages sanctioned or high-risk individuals and entities, enabling organizations to provide superior risk management and prevent non-compliance occurrences.

Customer Due Diligence	Provides integrated customer risk-based rating and continuous monitoring of accounts throughout the entire customer life-cycle, from initial applicant onboarding to periodic reviews of existing customers. It is an open, flexible solution infused with AI to adapt to unique requirements across business segments, regions, and jurisdictions.
CTR Processing and Automation	Provides seamless automated Currency Transaction Reporting (CTR) processing to ensure compliance with U.S. Bank Secrecy Act standards, and to optimize CTR processes for efficiency and cost-effectiveness. This allows for the reduction in manual intervention and errors. Built-in validation tools and flexible capabilities enhance the quality and timeliness of completed reports while letting organizations adapt to changing regulatory and business needs.
Suspicious Transaction Activity Reporting	Global regulatory reporting forms. Provides operational efficiency needed to handle the increase in form filing requirements, including e-filing where applicable.
ActimizeWatch for AML
A managed analytics service to address FSOs’ challenges in keeping their Anti-Money Laundering (AML) analytics optimized so organizations can adapt to changing environments. This service brings data scientists to organizations that may find it restrictive to build out their own data science teams and pair them with AML expertise. Managed analytics provides cost-predictability that continuously optimizes the system, whereas existing tuning practices are costly and therefore infrequent and commonly avoided. This service also provides FSOs the ability to benchmark their AML performance against similar institutions, enabling them to self-improve, be more prepared for, and have more confidence around regulatory audits.

3. Prevent Fraud

Solutions and Capabilities	Description
ActimizeWatch for Fraud	A cloud-based managed services solution to optimize analytics. ActimizeWatch continuously monitors the transactional data for individual FSOs to assess when analytics must be tuned, and leverages insights from a market-wide view to proactively optimize analytics for members of the service. ActimizeWatch uses machine learning analytics to assess cross-market transactional data and identify fraud patterns within individual organizations and across the market. ActimizeWatch proactively optimizes analytics using automation for quick delivery of implementation-ready models and features.

IFM-X Card Fraud	Enables card issuers, acquirers and processors to detect fraudulent transactions, whether ATM, PIN, signature point-of-sale, or without a physical card. Market leading profile based behavioral analytics take into account all available transaction, reference and location data to provide holistic coverage of card and account takeover. Solution includes the Actimize Digital & Mobile Wallet Fraud, which protects customers from digital account takeover and organizations from fraud liability and negative brand reputation. Monitors and protects a full range of wallet activity, including card/account provisioning, card present and not present purchases, person-to-person transfers, bill payments, and account-service events.
The Actimize Pre-Paid Card Fraud solution identifies and prevents fraud in the pre-paid sector. From ATM to point-of-sale (POS) and Card-Not-Present (CNP), all transactions can be identified, interdicted on and alerted in real time.
IFM-X Digital Payments Fraud Solutions	Provides end-to-end protection against third-party fraud on any type of payment (like ACH, Wire, P2P, SEPA, TCH/RTP and more) tailored for the specific needs of retail and commercial banks. The Actimize Digital Payments Fraud solutions protect the full lifecycle of the transaction, both at the customer accessing channels – online portal, mobile app, APIs, IVR, Contact Center – and at the backend, at the payment hub level. Using our unique expert-infused machine learning analytic we calculate a real-time risk score for every transaction and provide customers with a turnkey solution to resolve alerts and investigate fraud cases. Our solutions serve as a central “risk hub” that enables the sharing of internal and third-party data from multiple channels for fraud and cyber detection, operations, and investigations. By accurately and efficiently coordinating customer lifetime value, transaction amounts and service history, the solution optimizes fraud prevention by offering greater insight into cross-channel authentication and facilitates interdiction strategies.
X-Sight Studio	Enables customers to expand their Actimize Fraud solutions with their own models and analytics. The DIY studio also enables our customers to develop a fraud solution for use cases which go beyond the available packaged Actimize fraud solutions.
IFM-X Employee Fraud	Offers advanced analytic monitoring capabilities and flexible configuration options to detect fraudulent employee activity and violation of corporate policy across the enterprise, business lines, and channels. Comprehensive investigation tools are supported by multichannel data ingest, multi-country data and policy requirement configurations, secure and auditable user access levels, and automated configurable workflows, enabling banks to efficiently sift through employee audit reports and build cases to support fraudulent employee activity.
IFM-X Check Fraud	Helps financial institutions minimize deposit fraud losses by providing comprehensive account activity monitoring. The solution analyzes risk across silos of data and lines of business, consolidates suspicious activity notifications into account and customer level alerts, and allows real-time decisioning to safely accelerate fund availability and enhance customer satisfaction.
IFM-X Authentication-IQ	Manages multiple authentication methods and risk-based decisions by creating a complete customer profile, based on historical authentication activity, account servicing, and transactional behavior which is then used to identify suspicious behavior at log-in or throughout a session, producing real-time actionable risk scores. In addition, the solution manages the process of step up authentication, choosing the appropriate method, producing alerts and enabling real-time interdiction. Finally, it provides alert and case management in a unified context to prioritize investigations and optimize workflow across the enterprise.
IFM-X New Account Fraud
New Account Fraud offering provides a multi-layered approach to detect stolen and synthetic identities during account origination and new account phases through. This is a multilayered solution, that provided Identity Proofing, Early Account Monitoring, and Enhance Ongoing Monitoring.

4. Adhere to Financial Markets Compliance

Solutions and Capabilities	Description
Holistic Surveillance	Provides a holistic view across trade, voice and eCommunications data, proactively analyzing all trading interactions, while monitoring the full trade life cycle in conjunction with relevant news events. SURVEIL-X’s AI-powered multi-dimensional analytics go far beyond looking at one-time events, calculations and thresholds to analyze and correlate communications, trade and related data streams. Deeper analysis and correlation enable the identification of true risks and understanding of intent behind actions taken. Uncovers connected activities and actions, and pieces them together without manual intervention, delivering a single compliance alert and view of what occurred with intuitive visualizations showing events together with market data.
Communications Surveillance	Monitors trading activities and behaviors by analyzing conversations from trading turrets, fixed and mobile phones, email, text, instant messaging, chat and social media using speech analytics, machine-learning and natural language processing. It automatically extracts details of financial transactions and highlights potential risks, enabling compliance officers and analysts to see emerging trends so that compliance breaches and fraud can be averted while keeping false positives at a minimum. It also enables organizations to meet global regulatory requirements with fully auditable workflows and reporting functionality that fulfill the needs for a robust supervision and investigation process. Additionally, the technology learns and adapts to customer data and allows more accuracy over time.
Markets Surveillance	Helps financial organizations meet global regulatory requirements and protects from reputational damage and financial losses by searching for abusive trading patterns. The solution provides Full Asset Class coverage to address the global regulatory requirements including both exchange traded products and OTC (over-the-counter) trades. Specialized analytics are designed to process today's HFT (high frequency trading) volume and detect different types of risks, including Spoofing, Layering, Fictitious Orders and more. The solution also addresses the complex requirements around Insider Dealing news based, Cross Market/Cross Product and Frontrunning. Our patented correlation engine automates the reconstruction process and helps the Compliance Analyst understand the intent behind a suspicious trade by creating the full life cycle of a trade, including communication events.
Enterprise Conflicts Management	Offers a unified approach to maintain controls and detect conflicts of interest before they occur on a global, enterprise-wide scale. Enables organizations to effectively manage employee requests for personal trades by evaluating details of the proposed trade in real time and automatically determining whether the request should be approved, rejected, or escalated to a supervisor for approval. The solution includes detection models that compare executions with the employee’s trade request history to determine if the trade was pre-cleared and approved, and to reconcile the trade details with the terms and conditions of the approved trade request.
Suitability Surveillance	Provides coverage for a broad range of sales practices and suitability issues, including Regulation Best Interest (RegBI) compliance, helping organizations meet current and future global regulatory requirements and ensure investment recommendations are consistent with each customer’s suitability profiles. It also includes a comprehensive toolset that allows organizations to automate sales practice compliance processes, extend out-of-the-box analytics and visualize overall risks. By automating oversight and supervision, organizations can ensure consistency and maintain a consolidated audit trail, lowering regulatory risk while improving productivity and efficiency.

Behavioral Surveillance
Unique end-to-end managed analytics service designed to improve organization's agility to detect risky employee behavior across multiple streams of data and potential alerts. NICE Actimize’s behavioral surveillance approach helps organizations continuously monitor employee behavior by leveraging advanced profiling and machine learning techniques. Our team conducts a thorough analysis of a client’s data, NICE Actimize Alerts, third party alerts, and other sources to help assess and identify risky behavior of the employee, organization and overall firm.

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
Analytics Studio
SURVEIL-X Studio closes regulatory and internal business surveillance coverage gaps by enabling financial services firms to rapidly create, test and deploy custom analytical risk detection models. With SURVEIL-X Studio, business analysts no longer need technical expertise to build models.

Our Xceed platform and solutions are designed to address various organizational business initiatives. Below is a list of the currently available NICE Financial Crime and Compliance Xceed solutions that support the small and mid-segment of the market:

5. Provide AML & Fraud for the Mid-Market and SMB’s

Solutions and Capabilities	Description
Xceed Online Retail Banking	Identifies anomalous behavior related to the use of retail accounts. The primary model entity is an individual customer accessing one or more retail accounts through an online retail banking application.
Xceed Online Business Banking
Focuses on detecting fraud in multi-user business banking where a company’s employees have different levels of entitlements and access privileges. The model includes support for complex transaction lifecycle management. The primary model entities are a company and its employees managing banking activities and payments through an online business banking application.

Xceed Mobile Retail Banking	Focuses on identifying fraudulent activity by an individual originating from one or more mobile devices. The primary model entity is a retail customer accessing one or more personal accounts through a mobile banking application.
Xceed Mobile Business Banking	Focuses on detecting fraud in a multi-user business banking environment where a company’s employees are accessing commercial accounts through a business mobile banking application.
Xceed ACH ODFI	Detects fraud in transactions processed through the Automated Clearing House (ACH) network. The primary model entity is an ACH originator. The model is designed to detect anomalies related to NACHA-formatted files, ACH batches, and batch entries. This solution provides protection for online and offline channels of ACH origination.
Xceed ACH RDFI
Detects fraud for received ACH transactions. The primary model entity is an ACH recipient. The model is designed to detect anomalies related to NACHA-formatted files, ACH batches, and batch entries. This solution provides protection for online and offline channels for received ACH transactions.

Xceed Wire	Detects fraud for outbound, inbound, or book wire transfers. The primary model entities are originators or beneficiaries. The model is designed to detect anomalies related to funds transfers. This solution provides protection for online and offline channels of wire transfers.
Xceed Check	Detects anomalous transactions for both check deposits and withdrawals. The Xceed Check model does not rely on static fraud rules and can evaluate specific check kiting scenarios, calculate risk to flag a potential check fraud, provided that the necessary data requirement is met by the financial institution or its check processing vendor.
Xceed Evidence Lake Customer Due Diligence
Real-time customer due diligence (CDD) including a configurable KYC template, CDD risk factors and alert thresholds. Xceed Evidence Lake CDD can be used for onboarding and ongoing risks, as well as real-time CDD alert generation.

Xceed Evidence Lake Sanctions Screening	Monitors customers for sanction violations by validating an individual or organization against the specially designated nationals list administered by OFAC.
Strategic Alliances
We sell our Customer Engagement and Financial Crime and Compliance platforms and solutions worldwide, both directly to customers and indirectly through selected partners to better serve our global customers. We partner with companies in a variety of sales channels, including service providers, system integrators, consulting firms, distributors, value-added resellers and complimentary technology vendors. These partners form a vital network for selling and supporting our solutions and platforms. We have established a cross-organization business partner program to support our ever-growing eco-system even better in these times of change, providing a full range of tools and benefits to help promote the NICE offerings and drive mutual revenue growth and success.

Our strategic technology partnerships ensure full integration with the NICE offerings, delivering value added capabilities that enable them to provide our customers with an improved set of solutions and services.

Our DEVone program, comprising more than 160 partners, allows third-party software providers to integrate with our CXone platform and extend its functionality, while our newly established Actimize X-Sight Marketplace platform hosts market leading vendors in the AML and Fraud domains that complement the Actimize solution suite.

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
Sustaining Value
Customer Success means working hand-in-hand with our customers to identify areas where they can maximize business value and minimize complications, ensuring continued delivery of business benefits.
Cloud Operations ensure that solutions deployed on the NICE cloud run optimally and allow seamless software upgrades, maximizing availability, performance and quality, while ensuring the security of customer information. This is delivered by using sophisticated proprietary utilities and automations that operate in a proactive manner, providing the means to avoid impacting customer and business operations. This includes: Cloud architecture teams that design cloud service delivery and operation architectures; Cloud Security teams that ensure that we set and meet the required Security certifications; Cloud Infrastructure teams that manage both virtual and physical infrastructure requirements; Cloud DevOps teams that implement the utilities and automations while working with our product development teams to optimize our solutions for the cloud environment; and the 7X24 Cloud Application Support teams that monitor and manage the solutions for our customers, ensuring world class up-time, performance, scalability and security. The NICE Cloud utilizes multiple underlying technologies to give our customers many paths to the cloud – these include: Physical Data Centers and Public Cloud providers such as AWS and Azure. NICE maintains multiple Cloud Certifications including SOC 2 Type II – Applications; HITRUST; ISO:27001 and PCI.

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
We manufacture those of our products that contain hardware elements through subcontractors. Our manufacturers provide us with turnkey manufacturing solutions including order receipt, purchasing, manufacturing, testing, configuration, inventory management and delivery to customers for all of our product lines. NICE is entitled to, and exercises, various control mechanisms and supervision over the entire production process. In addition, the manufacturer of a significant portion of such products, which is a subsidiary of a global electronics manufacturing service provider, is obligated to ensure the readiness of a back-up site in the event that the main production site is unable to operate as required. We believe these outsourcing agreements provide us with a number of cost advantages due to such manufacturer’s large-scale purchasing power and greater supply chain flexibility.
Some of the components we use have a single approved manufacturer while others have two or more alternatives for supply. In addition, we maintain an inventory for some of the components and subassemblies in order to limit the potential for interruption. We also maintain relationships directly with some of the more significant manufacturers of our components. Although certain components and subassemblies we use in our existing products are purchased from a limited number of suppliers, we believe that we can obtain alternative sources of supply in the event that such suppliers are unable to meet our requirements in a timely manner.
We have qualified for and received the ISO-9001:2015 quality management, as well as the ISO 27001:2013 information security management and ISO 14001:2015 environmental management certifications.

Research and Development
We believe that the development of new products and solutions and the enhancement of existing products and solutions are essential to our future success. Therefore, we intend to continue to devote substantial resources to research and new product development, and to continuously improve our systems and design processes in order to reduce the cost of our products. Our research and development efforts have been financed through our internal funds and through some programs sponsored through the government of Israel.
We believe our research and development effort has been an important factor in establishing and maintaining our competitive position
We participate in programs funded by the IIA to develop generic technology relevant to the development of our products. Such programs are approved pursuant to the Law for the Encouragement of Industrial Research and Development, 1984 (the “Research and Development Law”), and the regulations promulgated thereunder. We were eligible to receive grants constituting between 40% and 50% of certain research and development expenses relating to these programs. Some of these programs were approved as programs for companies with large research and development activities and some of these programs are in the form of membership in certain Magnet consortiums. Accordingly, the grants under these programs are not required to be repaid by way of royalties. However, the restrictions of the Research and Development Law described below apply to these programs.
The Research and Development Law generally requires that the product incorporating know-how developed under an IIA-funded program be manufactured in Israel. However, upon the approval of the IIA (or notification in the event set forth below, as the case may be), some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased). Following notification to the IIA (and provided the IIA did not object), up to 10% of the grant recipient’s approved Israeli manufacturing volume, measured on an aggregate basis, may be transferred out of Israel, subject to payment of the increased royalties referenced above.
The Research and Development Law also provides that know-how developed under an approved research and development program may not be transferred to third parties without the approval of the IIA. Such approval is not required for the sale or export of any products resulting from such research or development. The IIA, under special circumstances, may approve the transfer of IIA-funded know-how outside Israel, including, in the event of a sale of the know how or sale of the grant recipient, provided that the grant recipient pays to the IIA a portion of the sale price, which portion will not exceed six times the amount of the grants received plus interest (or three times the amount of the grant received plus interest, in the event that the recipient of the know-how has committed to retain the R&D activities of the grant recipient in Israel after the transfer).
The Research and Development Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient, to notify the IIA of any change in control of the recipient, or a change in the holdings of the means of control of the recipient that results in becoming an interested party (including a 5% shareholder) directly in the recipient. Further, if the interested party is non-Israeli, it requires the party to undertake to the IIA to comply with the Research and Development Law.
Intellectual Property
We currently rely on a combination of trade secret, patent, copyright and trademark law, together with non-disclosure and non-compete agreements, to establish and/or protect the technology used in our systems.
We currently hold 381 U.S. patents and 64 patents issued in additional countries covering substantially the same technology as the U.S. patents. We have 130 patent applications pending in the United States and other countries. We believe that the improvement of existing products and the development of new products are important in establishing and maintaining a competitive advantage. We believe that the value of our products is dependent upon our proprietary software and hardware continuing to be “trade secrets” or subject to copyright or patent protection. We generally enter into non-disclosure and non-compete agreements with our employees and subcontractors. However, there can be no assurance that such measures will protect our technology, or that others will not develop a similar technology or use technology in products competitive with those offered by us. In most of the areas in which we operate, third parties also have patents which could be found applicable to our technology and products. Such third parties may include competitors, as well as large companies, which invest millions of dollars in their patent portfolios, regardless of their actual field of business. Although we believe that our products do not infringe upon the proprietary rights of third parties, there can be no assurance that one or more third parties will not make a claim or that we will be successful in defending such claim.
In addition, to the extent we are not successful in defending such claims, we may be subject to injunctions with respect to the use or sale of certain of our products or to liabilities for damages and may be required to obtain licenses which may not be available on reasonable terms.
We own the following trademarks and/or registered trademarks in different countries: Actimize, Actimize logo, NICE Adaptive WFO, NICE WFM, NICE Voice of the Customer, NICE Work Force Management, NICE Incentive Compensation, NICE Real Time Solutions, NICE Trading Recording, NICE Uptivity, NICE Air, NICE Communication Surveillance, Customer Engagement Analytics, Decisive Moment, Fizzback, IEX, inContact, inContact Logo, NICE inContact, Insight from Interactions, Intent. Insight. Impact., Last Message Replay, Mirra, NICE, NICE Analyzer, NICE Engage, NICE Engage Platform, NICE Interaction Management, NICE Sentinel, NICE Inform, NICE Inform Lite, NICE Performance Compliance, NICE Inform Media Player, NICE Inform Verify, NICE Logo, NICE Perform, NICE Incentive Compensation Management, NICE Real Time Solutions, NICE Trading Recording, NICE Proactive Compliance, NICE Seamless, NICE Security Recording, NICE SmartCenter, NICE, NiceLog, Nexidia, Nexidia ((!)) Logo, Nexidia Interaction Analytics, Nexidia Advanced Interaction Analytics, Nexidia Search Grid, Neural Phonetic Speech Analytics, Own the Decisive Moment, Scenario Replay, Syfact, Syfact Investigator, TotalView, inContact Cloud Center Solutions, Supervisor on-the-go, VAAS, Voice as a Service, Personal Connection, InTouch, Echo, inCloud, CXone, CXone Logo, NICE inContact CXone, NICE Perform Compliance, NICE Performance Management, inContact Automatic Contact Distributor, inContact Personal Connection, inContact Interactive Voice Response, inContact Work Force Management, Mattersight, Mattersight Logo, Mattersight See What Matters and Chemistry of Conversation, Net Promoter, Satmetrix, NPX, NPS, Fraudmap, Guardian Analytics, Evidence Lake, Alacra, Free your business, Resolve, Brand Embassy and Hiperos.

Seasonality
In previous years the majority of our business operated under an enterprise software model, which was characterized, in part, by uneven business cycles throughout the year, with a significant portion of customer orders received in the fourth quarter of each calendar year. This was due primarily to year-end capital purchases by customers and holiday season spending. In recent years, our business has been shifting more and more to the cloud, which is characterized by more evenly distributed business, which balances the impact of being heavily weighted towards the fourth quarter. We believe that this trend will continue in the near future. While seasonal factors such as these are common in the software and technology industry, this pattern should not be considered a reliable indicator of our future revenue or financial performance. Many other factors, including general economic conditions, also have an impact on our business and financial results. See “Risk Factors” under Item 3, “Key Information” of this annual report for a more detailed discussion of factors which may affect our business and financial results.
Regulation
Data Privacy and Cyber-Related Security Restrictions
We are subject to applicable data privacy and cyber-related security restrictions in countries in which our customers and their end-users are located, including the United States, Israel and the EU, mostly in relation to our SaaS, hosting and cloud-based services, as well as other outsourced services. For example, on April 14, 2016, the European Parliament formally adopted the GDPR, which became effective on May 25, 2018. In the event we do not comply with such data privacy and cyber-related security restrictions, we may be subject to significant financial penalties.
We are also subject to domestic data privacy laws, such as the Israeli Privacy Law, CCPA and the United Kingdom Data Protection Act 2018. We are evaluating the business impact of compliance with the constantly changing data privacy laws and regulations.

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

Export Restrictions
We are subject to applicable export control regulations in countries from which we export goods and services, including the United States, Israel and the United Kingdom. Such regulations may apply with respect to product components that are developed or manufactured in, or shipped from, the United States, Israel and the United Kingdom (including as a result of Brexit), or with respect to certain content contained in our products. There are restrictions that apply to software products that contain encryption functionality. In the event that our products and services are subject to such controls and restrictions, we may be required to obtain an export license or authorization and comply with other applicable requirements pursuant to such regulations.

European Environmental Regulations
Our European activities require us to comply with the Directive 2011/65/EU of the European Parliament and of the Council on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment and the Commission Delegated Directive (EU) 2015/863 (together “RoHS”). RoHS provides, among other things, that producers of electrical and electronic equipment may not place new equipment containing certain materials, in amounts exceeding certain maximum concentration values, on the market in the EU. We are also required to comply with Regulation (EC) 1907/2006 of the European Parliament and of the Council Registration, Evaluation, Authorisation and Restriction of Chemicals (“REACH”, SVHC-205), which requires producers to manage the risks from chemicals used in their products and to provide safety information on the substances found in their products.

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
Our European activities also require us to comply with Directive 2012/19/EU of the European Parliament on Waste Electrical and Electronic Equipment (“WEEE”). The WEEE directive covers the labeling, recovery and recycling of IT/Telecommunications equipment, electrical and electronic tools, monitoring and control instruments and other types of equipment, devices and items, and we have set up the operational and financial infrastructure required for collection and recycling of WEEE, as stipulated in the WEEE directive, including product labeling, registration and the joining of compliance schemes. We are taking and will continue to take all requisite steps to ensure compliance with this directive. If we fail to maintain compliance, we may be restricted from conducting certain business in the EU, which could adversely affect our results of operations.
Similar regulations have been, or are being, formulated in other parts of the world. We may be required to comply with other similar programs that are enacted outside Europe in the future.
Competition
We believe that our solutions have several competitive advantages (as set forth above in “Our Solutions” section in this Item 4, “Information on the Company – Business Overview”) as well as their scale, performance and accuracy, comprehensiveness of solutions and broad functionality.
We are leaders in the Customer Engagement space. We compete against WFO players such as Aspect, Calabrio, Genesys and Verint. In the CCaaS market, which is a part of the Contact Center Infrastructure market that is still mainly held by traditional on-premises players, we compete against Avaya, Cisco, Five9, Genesys and TalkDesk, as well as other niche vendors. We also compete against certain Unified Cloud Communications vendors (UCaaS), such as 8x8 and Vonage, which offer basic CCaaS capabilities, and certain digital engagement vendors, such as LivePerson, which offer digital engagement and self-service capabilities for contact centers. In addition, we are seeing some CRM companies that provide a subset functionality of our broader offerings.
We are leaders in the Financial Crime and Compliance space. We compete against niche vendors that provide one subset of functionality to protect against a specific risk and against vendors that provide a more comprehensive offering. Such vendors include BAE Systems, FICO, NASDAQ Smarts, Oracle and SAS Institute.

Item 4.C     Organizational Structure
The following is a list of our significant subsidiaries and other subsidiaries, including the name and country of incorporation or residence. Each of our subsidiaries listed below is wholly-owned by us.

Name of Subsidiary	Country of Incorporation or Residence
Nice Systems Australia PTY Ltd.	Australia
NICE Systems Technologies Brasil LTDA	Brazil
NICE Systems Canada Ltd.	Canada
Nice Systems China Ltd.	China
Nice France S.A.R.L.	France
NICE Systems GmbH	Germany
NICE APAC Ltd.	Hong Kong
NICE Systems Kft	Hungary
Nice Interactive Solutions India Private Ltd.	India
Nice Technologies Ltd.	Ireland
Actimize Ltd.	Israel
Nice Japan Ltd.	Japan
NICE Technologies Mexico S.R.L.	Mexico
NICE Netherlands B.V.	Netherlands
Nice Systems (Singapore) Pte. Ltd.	Singapore
Nice Switzerland AG	Switzerland
Actimize UK Limited	United Kingdom
NICE Systems Technologies UK Limited	United Kingdom
NICE Systems UK Ltd.	United Kingdom
Brand Embassy Ltd.	United Kingdom
Actimize Inc.	United States
Alacra LLC	United States
Guardian Analytics Inc.	United States
NICE Systems Inc.	United States
Nice Systems Latin America, Inc.	United States
Nice Systems Technologies Inc.	United States
Mattersight Corporation	United States
Nexidia Inc.	United States
inContact Inc.	United States
inContact Bolivia S.R.L.	Bolivia
Nice inContact Philippines Inc.	Philippines

Item 4.D    Property, Plants and Equipment
Our executive offices and engineering, research and development operations are located in North Ra’anana, Israel. The offices occupy approximately 250,627 square feet, with an annual rent and maintenance fee of approximately $9.8 million in 2020 and thereafter, paid in NIS and linked to the Israeli consumer price index. The lease for these offices in our Northern Ra’anana facilities will expire in October 2022.
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
•APAC facilities include an office space located in Pune, India, which occupies approximately 135,000 square feet and includes a research and development and service center. There are also additional APAC offices located in Manila, Hong Kong and Tokyo.

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
Overview
NICE is a global enterprise software leader, providing cloud platforms for AI-driven business solutions that serve two main markets: Customer Engagement and Financial Crime and Compliance. Our core mission is to transform experiences to be extraordinary and trusted. Our solutions are used by customer service organizations of enterprises of all sizes and verticals, and by compliance and fraud-prevention groups in leading financial institutions, offered in multiple delivery models, including cloud and on-premises.
We help organizations transform customer experiences by understanding consumer journeys, creating smarter hyper-personalized connections, managing seamless omnichannel interactions and providing digital-centric self-service capabilities. We also help organizations transform their workforce experience by engaging employees, optimizing operations and automating processes. In the Financial Crime and Compliance markets, we protect financial services organizations and their customers’ accounts and transactions with solutions that identify risks faster and earlier to prevent money laundering and fraud, as well as ensure compliance in real-time.
NICE is at the forefront of several industry technological disruptions that have greatly accelerated over the course of the recent pandemic: the growing maturity of analytics and AI, the adoption of cloud platforms by enterprises, the expansion of use of digital channels to communicate with customers, and the shift by financial institutions to integrated risk management solutions for end-to-end financial crime prevention. Our solutions form a comprehensive and unified portfolio based on our unique domain expertise for driving customer experience transformation and preventing financial crime as well as enhancing public safety. These solutions are built on innovative cloud platforms that are digital-first, integrating advanced analytics, AI and automation in a wide range of business applications.
We rely on several key assets to drive our growth:
•Our market-leading open cloud platforms for Customer Engagement and Financial Crime and Compliance, which natively embed analytics, automation, AI, and digital capabilities, and are protected by a broad array of patents.
•Our extensive portfolio of applications allows NICE’s customers to benefit from a wide range of both cloud and on-premises solutions.
•Our broad array of proprietary technologies and algorithms in the domains of automation, analytics, machine learning, speech-to-text, natural language processing, personality-based routing and others.
•Our access to data for improving our algorithms through machine learning and AI, which relies on a combination of our expansive customer base, cloud deployments and domain expertise.
•Our solutions cover all market segments, from small to mid-sized business to large scale Fortune 100 enterprises.
•Our solutions are mission critical for the operation of our customers, and our cloud platforms are essential for enabling a scalable and sustainable work-from-anywhere environment.

•Our market leadership, which makes us a well-recognized brand and creates top-of-mind awareness for our solutions in our areas of operation.
•Our large partner ecosystem enables us to reach and serve a large number of customers across many countries.

•Our loyal customer base: more than 25,000 organizations in over 150 countries, across many industries, and including 85 of the Fortune 100 companies, use NICE solutions.
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
COVID-19 Update

Due to the COVID-19 pandemic, we have restricted our employee travel, shifted to work from home in locations around the world and have changed other operating procedures. We continue to actively monitor the situation and have taken and will continue to take certain precautionary and preemptive actions to minimize impact to our business and our employees. In addition, we have and will continue to monitor and take actions to abide with all federal, state and local regulatory requirements. Neither the duration nor the spread of the COVID-19 virus can be predicted. In this respect, see also the discussion under Item 3.D. “Risk Factors – Risks Relating to the Global Environment – Our business, facilities or operations could be adversely affected by events outside of our control, such as natural disasters or health epidemics.” We will continue to drive uninterrupted business continuity in our operations while we closely track developments and may take further actions based on regulatory mandates, or that we determine are in the best interests of our employees, customers, partners, suppliers, and shareholders.

Recent Acquisitions
The following acquisitions were accounted for by the acquisition method of accounting, and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values, or as an asset acquisition when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The results of operations related to each acquisition are included in our consolidated statements of income from the date of acquisition.

On August 20, 2018, we completed the acquisition of Mattersight Corporation (“Mattersight”), a leading provider of cloud-based analytics for customer service organizations. We acquired Mattersight for total consideration of approximately $105.1 million. This acquisition brings together the market’s leading behavioral analytics and NICE’s advanced cloud innovation capabilities, empowering organizations to improve customer experience through deep understanding of the customer persona. The acquisition enables organizations to benefit from an enhanced analytics solutions portfolio in the cloud, while driving personalization and efficiently creating real-time connections between customers and service.
In addition, from time to time we complete acquisitions and investments that are not considered material to our business and operations. During 2020, we completed three additional acquisitions for a total consideration of approximately $164.6 million, and during 2019 we completed two acquisitions for a total consideration of approximately $26.7 million in cash. For additional information see Note 1b to our Consolidated Financial Statements included elsewhere in this annual report.

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
Revenue Recognition. We generate revenues from sales of cloud, service and software products, which include software license, SaaS, network connectivity, hosting, support and maintenance, implementation, configuration, project management, consulting and training, and software licenses. We sell our cloud, products and services directly through our sales force and indirectly through a global network of distributors, system integrators and strategic partners, all of whom are considered end-users.

We recognize revenues in accordance with ASC No. 606, “Revenue from Contracts with Customers” (“ASC 606”). Under this standard, we recognize revenues when a customer obtains control of promised goods or services in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. To determine revenue recognition for contracts that are within the scope of this standard, we perform the following five steps:

1) Identify the contract(s) with a customer

A contract with a customer exists when (i) there is an enforceable contract with the customer that defines each party’s rights regarding the goods or services to be transferred and identifies the payment terms related to these goods or services; (ii) the contract has commercial substance; and (iii) we determine that collection of substantially all consideration for goods or services that are transferred is likely based on the customer’s intent and ability to pay the promised consideration. We apply judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer's historical payment experience.

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

For products for which the SSP cannot be determined based on observable prices given that the same products are sold for a broad range of amounts (i.e., the selling price is highly variable), the SSP included in a contract with multiple performance obligations is determined by applying a residual approach whereby all other performance obligations within a contract are first allocated a portion of the transaction price based upon their respective SSP’s, with any residual amount of transaction price allocated to these product revenues.

5) Recognize revenue when (or as) the entity satisfies a performance obligation

We derive our cloud revenues from subscription services, which are comprised of subscription fees from granting customers access to the our cloud platforms, network connectivity and services fees for deployment of certain cloud platforms.

Revenue from subscription services is recognized either ratably over the contract period or based on usage, and revenue from network connectivity is based on customer call usage and is recognized in the period the call is initiated and services fees for deployment are amortized over average customer life.

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

Professional services revenues, except fees for deployment of certain cloud platforms, are recognized as services are performed. We derive our cloud revenues from subscription services, which are comprised of subscription fees from granting customers access to our cloud computing services and from network connectivity.

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
Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, “Intangible - Goodwill and Other” (“ASC 350”), goodwill is not amortized, but rather is subject to an annual impairment test. ASC 350 requires goodwill to be tested for impairment at the reporting unit level at least annually or between annual tests in certain circumstances and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value.
In 2020 we adopted ASU 2017-04. Therefore, if we determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the we prepares a quantitative analysis to determine whether the carrying value of reporting unit exceeds its estimated fair value. If the carrying value of a reporting unit exceeds its estimated fair value, we recognizes an impairment of goodwill for the amount of this excess, in accordance with the guidance in FASB Accounting Standards Update (“ASU”) No. 2017-04, Intangibles - Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment, which the company adopted as of January 1, 2020.

During the fourth quarter of each of the fiscal years ended December 31, 2018, 2019 and 2020, we performed a qualitative assessment for our reporting units and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required. Accordingly, no impairment charge was recognized during any of such fiscal years.
Income Taxes. To prepare our consolidated financial statements, we estimate our income taxes in each of the jurisdictions in which we operate, and in certain of these jurisdictions, our income taxes are calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdiction. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws.

We account for income taxes in accordance with ASC 740, “Income Taxes.” This topic prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized. Deferred tax assets and deferred tax liabilities are presented under long-term assets and long-term liabilities, respectively.

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
Business Combination. We apply the provisions of ASC 805, “Business Combination,” and we allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer relationships, acquired technology and acquired trademarks from a market participant perspective, useful lives and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.

We account for a transaction as an asset acquisition pursuant to the provisions of ASU 2017-01, “Clarifying the Definition of a Business,” when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, or otherwise does not meet the definition of a business. Asset acquisition-related costs are capitalized as part of the asset or assets acquired.
Stock-based Compensation. We account for stock-based compensation in accordance with ASC 718, “Compensation - Stock Compensation” (“ASC 718”), which requires the measurement and recognition of stock base compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model and account for forfeitures as they occur.

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
Marketable Securities. We account for investments in debt securities in accordance with ASC 320, “Investments - Debt and Equity Securities” and ASC No. 326, “Financial Instruments - Credit Losses”. Management determines the appropriate classification of our investments in debt securities at the time of purchase and re-evaluates such determinations at each balance sheet date.

Marketable securities classified as “available-for-sale” (“AFS”) are carried at fair value, based on quoted market prices. Unrealized gains and losses are reported in a separate component of shareholders’ equity in accumulated other comprehensive income, net of taxes. Gains and losses are recognized when realized, on a specific identification basis, in our consolidated statements of income.

For each reporting period, we evaluate whether declines in fair value below carrying value are due to expected credit losses, as well as our ability and intent to hold the investment until a forecasted recovery occurs, in accordance with ASC 326. Allowance for credit losses on AFS debt securities are recognized as a charge in financial expenses (income), net, on the consolidated statements of income, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss). In 2019 and 2018, no other than temporary impairment were recorded and in 2020 no credit losses were recorded.

In 2020, we classified all our securities with maturities beyond 12 months as current assets under the caption marketable securities on the consolidated balance sheet. These securities are available to support current operations and we may sell these debt securities prior to their stated maturities.

Fair Value of Financial Instruments. We apply ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”). Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. We measure our investments in money market funds classified as cash equivalents, marketable securities and our foreign currency derivative contracts at fair value.
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
Exchangeable Senior Notes. We apply ASC 815 “Derivative and Hedging” (“ASC 815”) and ASC 470 “Debt” (“ASC 470”). Under these standards, we separately account for the liability and equity components of convertible debt instruments that may be settled in cash in a manner that reflects our nonconvertible debt borrowing rate. The liability component at issuance is recognized at fair value, based on the fair value of a similar instrument that does not have a conversion feature. The equity component is based on the excess of the principal amount of the debentures over the fair value of the liability component, after adjusting for an allocation of debt issuance costs, and is recorded as additional paid in capital in excess of par. Debt discounts are amortized as additional non-cash interest expense over the expected life of the debt. We allocated the total issuance costs incurred to the liability and equity components of the convertible senior notes based on the same proportions as the proceeds from the notes.

Recently Adopted Accounting Standards
On January 1, 2020, we adopted Accounting Standards Update No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, using the modified retrospective transition method. Upon adoption, we changed our impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost, including our accounts receivable. In addition, we modified our impairment model to the CECL model for available for sale (“AFS”) debt securities and discontinued using the concept of “other than temporary” impairment on AFS debt securities. CECL estimates on accounts receivable are recorded as general and administrative expenses on our consolidated statements of income. CECL estimates on AFS debt securities are recognized in interest and other income (expense), net on our consolidated statements of income. The cumulative effect adjustment from adoption was immaterial to our consolidated financial statements. We continue to monitor the financial implications of the COVID-19 pandemic on expected credit losses.

In January 2017, the FASB issued ASU 2017-04 “Intangibles - Goodwill and Other (ASC 350): Simplifying the Accounting for Goodwill Impairment “ADR” (“ASU 2017-04”). ASU 2017-04 eliminates step 2 of the goodwill impairment test, which requires the calculation of the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. ASU 2017-04 is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. We adopted ASU 2017-04 effective January 1, 2020 with no material impact on our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, “Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract.” The new standard requires capitalization of the implementation costs incurred in a cloud computing arrangement that is a service contract, with the requirements for capitalization costs incurred to develop or obtain internal-use software. The new standard also requires presenting the capitalized implementation costs and their related amortization and cash flows on the financial statements in consistent with the prepaid amounts and fees related to the associated cloud computing arrangement. Capitalized implementation costs will be required to be amortized over the term of the arrangement, beginning when the module or component of the cloud computing arrangement that is a service contract is ready for its intended use. We adopted ASU 2018-15 effective January 1, 2020 on a prospective basis without a material impact to the Consolidated Financial Statements.

Recently Issued Accounting Standards Not Yet Adopted
In August 2020, the FASB issued ASU 2020-06, which simplifies the guidance on the issuer’s accounting for convertible debt instruments by removing the separation models for (1) convertible debt with a cash conversion feature and (2) convertible instruments with a beneficial conversion feature. As a result, entities will not separately present in equity an embedded conversion feature in such debt. Instead, they will account for a convertible debt instrument wholly as debt, unless certain other conditions are met. The elimination of these models will reduce reported interest expense and increase reported net income for entities that have issued a convertible instrument that was within the scope of those models before the adoption of ASU 2020-06. ASU 2020-06 also requires that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or share. This amendment removes current guidance that allows an entity to rebut this presumption if it has a history or policy of cash settlement. Furthermore, ASU 2020-06 requires the application of the if-converted method for calculating diluted earnings per share, the treasury stock method will be no longer available. The provisions of ASU 2020-06 are applicable for fiscal years beginning after December 15, 2021, with early adoption permitted no earlier than fiscal years beginning after December 15, 2020. We are currently evaluating the impact of ASU 2020-06 on our consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This standard simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in Topic 740 related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill and allocating consolidated income taxes to separate financial statements of entities not subject to income tax. ASU 2019-12 is effective for annual and interim periods in fiscal years beginning after December 15, 2020. Early adoption is permitted. The adoption of ASU 2019-12 is not expected to have a significant impact on our consolidated financial statements.

Results of Operations
The following table sets forth our selected consolidated statements of income for the years ended December 31, 2019 and 2020, expressed as a percentage of total revenues (totals may not add up due to rounding).

	2019	2020
Revenue
Cloud	37.9%	47.2%
Services	45.1	41.7
Product	17.0	11.1
	100.0	100.0
Cost of revenue
Cloud	18.4	20.6
Services	13.9	12.1
Product	1.5	1.3
	33.8	34.0

Gross profit	66.2	66.0

Operating expenses
Research and development, net	12.3	13.2
Selling and marketing	28.1	27.0
General and administrative	10.6	11.0
Total operating expenses	51.0	51.2

Operating income	15.2	14.8
Financial expenses and other, net	0.3	0.3

Income before taxes	14.9	14.4
Taxes on income	3.1	2.5

Net income	11.8	11.9

Comparison of Years Ended December 31, 2019 and 2020
For a comparison of our results for the years ended December 31, 2018 and 2019, please refer to Item 5 in our annual report on Form 20-F for the year ended December 31, 2019, filed with the SEC on April 6, 2020
Our revenues increased by approximately $74.1 million, or 5%, from $1,573.9 million in the year ended December 31, 2019 to $1,648 million in the year ended December 31, 2020. The increase consisted of a $82.4 million increase in Customer Engagement revenue which was partly offset by an $8.3 million decrease in Financial Crime and Compliance revenue.

The revenue growth of our Customer Engagement business segment in 2020 is mainly attributed to the increased demand for our cloud platform CXone including the ongoing expansion of our customer base and further penetration into both large organizations and the mid-market as well as expanded usage by our existing customer base.

The revenue decrease in our Financial Crime and Compliance business segment in 2020 is primarily attributed to the increased adoption of our cloud platforms X-Sight and Xceed by our customers which results in revenue recognition over longer periods compared to revenue recognition of on-premise solutions recognized immediately, as well as decreases in product and professional service revenues primarily resulting from COVID.

	Years Ended December 31,		Percentage
	(In millions)		Change
	2019	2020	2019-2020
Cloud revenue	595.7	777.3	30.5%
Service revenue	709.1	687.5	(3.0)
Product revenue	269.1	183.2	(31.9)
Total revenue	$1,573.9	$1,648.0	4.7%

Our cloud revenue in 2020 increased by 30.5%, or $181.6 million, to $777.3 million compared to $595.7 million in 2019, mainly due to growing demand for our cloud platforms, including new customers buying cloud-based solutions as part of our expansion in the mid-market.

Our service revenue in 2020 decreased by 3.0%, or $21.6 million, to $687.5 million compared to $709.1 million in 2019, mainly due to a decrease in professional services revenue from on-premise implementations resulting primarily from increased cloud adoption of our solutions.

Our product revenue in 2020 decreased by 31.9%, or $85.9, to $183.2 million compared to $269.1 million in 2019, primarily due to increased adoption of our cloud solutions and the slowdown of on-premise purchases during COVID.

Revenue by Region

	Years Ended December 31,		Percentage
	(In millions)		Change
	2019	2020	2019-2020
United States, Canada and Central and South America (“Americas”)	$1,234.5	$1,353.3	9.6%
Europe, the Middle East and Africa (“EMEA”)	216.2	184.5	(14.6)
Asia-Pacific (“APAC”)	123.2	110.2	(10.6)
Total revenues	$1,573.9	$1,648.0	4.7%

Revenue in Americas increased in 2020 by 9.6%, or $118.8 million, to $1,353.3 million compared to $1,234.5 million in 2019, mainly due to increased demand for our solutions delivered via our cloud platforms, primarily CXone.

Revenue in EMEA decreased in 2020 by 14.6%, or $31.7 million, to $184.5 million compared to $216.2 million in 2019, primarily attributed to the increased adoption of our cloud platforms by our customers which results in revenue recognition over longer periods, compared to revenue recognition of on-premise solutions recognized immediately, as well as decreases in product and service revenues.
Revenue in APAC decreased in 2020 by 10.6%, or $13.0 million, to $110.2 million compared to $123.2 million in 2019. Decrease in revenue in 2020 is primarily attributed to the increased adoption of our cloud platforms by our customers which results in revenue recognition over longer periods, compared to revenue recognition of on-premise solutions recognized immediately, as well as decreases in product and service revenues.

Cost of Revenue

	Years Ended December 31,		Percentage
	(In millions)		Change
	2019	2020	2019-2020
Cost of cloud revenue	$289.9	$340.0	17.3%
Cost of service revenue	219.0	199.8	(8.8)
Cost of product revenue	22.9	22.2	(3.3)
Total cost of revenue	$531.8	$562.0	5.7%

Our cost of cloud revenue in 2020 increased by $50.1 million, or 17.3% compared to 2019, and decreased as a percentage of cloud revenue. The increase is primarily due to an increase in our cloud sales.The decrease as percentage of revenue is primarily due to increased scale in our cloud business.
Our cost of service revenue in 2020 decreased by $19.2 million, or 8.8%, compared to 2019 and decreased as a percentage of service revenue. The decrease as a percentage of service revenue in 2020 is primarily attributed to increased efficiency in our services organization.
Our cost of product revenue in 2020 decreased by $0.7 million, or 3.3%, compared to 2019 and increased as a percentage of product revenue compared to 2019, mainly due to a different mix of product solutions sold during 2020.

Gross Profit

	Years Ended December 31,		Percentage
	(In millions)		Change
	2019	2020	2019-2020
Gross profit on cloud revenue	$305.9	$437.3	43.0%
as a percentage of cloud revenue	51.3%	56.3%
Gross profit on service revenue	490.1	487.7	(0.5)
as a percentage of service revenue	69.0	70.9
Gross profit on product revenue	246.2	161.0	(34.6)
as a percentage of product revenue	0.9	0.9
Total gross profit	$1,042.2	$1,086.1	4.2%
as a percentage of total revenue	66.2%	65.9%

Our gross profit on cloud revenue was $437.3 in 2020 compared to $305.9 in 2019, representing an increase of $131.4 million, or 43.0%. Our gross profit of cloud revenue as percentage of cloud revenue increased to 56.3% in 2020 compared to 51.3% in 2019. Increase in cloud gross profit and margin is mainly attributed to scaling in our cloud business and efficiencies in our internal operations.
Our gross profit on service revenue was $487.7 in 2020 compared to $490.1 in 2019, representing a decrease of $2.4 million, or 0.5%, which is mainly attributed to decrease in professional services revenue from fewer on-premise implementations resulting primarily from our transition to increased cloud delivery of our solutions. As a percentage of service revenue, our gross profit of service revenue increased to 70.9% in 2020 compared to 69.0% in 2019, mainly due to increased efficiency in our services organization, and to a decrease in professional services revenue from fewer on-premise implementations resulting primarily from our transition to increased cloud delivery of our solutions.

Our gross profit on product revenue was $161.0 in 2020 compared to $246.2 in 2019, representing a decrease of $85.2 million, or 34.6%, which is mainly attributed to the decrease demand for our product based solutions as part of the transition to cloud adoption solutions. Our gross profit of product revenue as percentage of product revenue decreased to 87.9% in 2020 compared to 91.5% in 2019, mainly due to a different mix of product solution sold during 2020.

Operating Expenses

	Years Ended December 31,		Percentage
	(In millions)		Change
	2019	2020	2019-2020
Research and development, net	$193.7	$218.2	12.6%
Selling and marketing	441.7	445.1	0.8%
General and administrative	168.0	180.7	7.6%
Total operating expenses	$803.4	844.0	5.1%

Research and Development, Net. Net research and development expenses increased by $24.5 million to $218.2 million in 2020 compared to $193.7 million in 2019, and represented 13.2% and 12.3% of revenues in 2020 and 2019, respectively. The increase in research and development expenses is attributed mainly to an increase in headcount to further drive innovation in our solutions, to support the transition to cloud platforms.

Selling and Marketing Expenses. Selling and marketing expenses increased by $3.4 million to $445.1 million in 2020 compared to $441.7 million in 2019, which represented 27.0% and 28.1% of total revenues in 2020 and in 2019, respectively. The increase in selling and marketing expenses is attributed primarily to increase in marketing costs related to lead generation, driving ongoing expansion in brand recognition and increases in sales commissions, which was partly offset by a decrease in amortization of intangible assets.

General and Administrative Expenses. General and administrative expenses in 2020 were $180.7 million compared to $168.0 million in 2019, which represented 11.0% of total revenues in 2020, as compared to 10.7% of total revenues in 2019. The increase in general and administrative expenses is attributed primarily to increased headcount which is corresponding to the increased scale of our business and to stock-based compensation costs, driven mainly by a higher fair value of employee equity awards correlating with our increased stock price.

Financial Expenses and Other, net

	Years Ended December 31,		Percentage
	(In millions)		Change
	2019	2020	2019-2020
Financial expenses and other, net	$4.4	$4.9	11.4%

Financial Expense and Other, net. Financial expenses and other, net, increased by $0.5 million to $4.9 million in 2020 compared to $4.4 million in 2019. The slight increase in financial expenses and other, net is attributable primarily to increasing interest expenses due to amortization of premium-discount on purchased bonds and the prepayment of our outstanding indebtedness under our term loan agreement which resulted in acceleration of amortization of issuance cost.

Taxes on Income. Total tax expenses were $40.8 million in 2020 and $48.4 million in 2019. Our effective tax rate was 17.2% in 2020 and 20.6% in 2019.
The decrease in 2020 of $7.6 million in tax expenses and the decrease in our effective tax rate from 20.6% in 2019 to 17.2% in 2020 is mainly due to increased profitability in lower tax jurisdictions as compared to the prior year.

The majority of our income in Israel continues to benefit from reduced tax rates, which was 12% in 2020 and 2019, pursuant to our Preferred Technology Enterprise programs, which is discussed in Note 13 of our consolidated financial statements under the caption “Taxes on Income”.

Net Income. Net income increased by $10.4 million to $196.3 million in 2020 compared to $185.9 million in 2019. The increase in 2020 resulted primarily from an increase in our revenue and gross profit and a decrease in our tax expenses, partially offset by higher operating expenses.
Liquidity and Capital Resources
In recent years, the cash generated from our operating activities has financed our operations as well as the repurchase of our ordinary shares. Generally, we invest our excess cash in highly liquid investment grade securities. As of December 31, 2020, we had $1,463.9 million of cash and cash equivalents and short-term investments, as compared to $981.5 million at December 31, 2019.
Cash provided by operating activities was $480.3 million and $374.2 million in 2020 and 2019, respectively. Net cash from operations in 2020 consisted primarily of net income of $196.3 million, adjusted for non-cash activities such as depreciation and amortization of $182.0 million, stock-based compensation of $101.7 million as well as working capital changes derived from an increase in deferred revenues of $63.2 million, an increase in accrued expenses and other liabilities of $14.9 million, a decrease in deferred taxes of $33.2 million and an increase in trade receivables of $22.2 million. Net cash from operations in 2019 consisted primarily of net income of $185.9 million, adjusted for non-cash activities such as depreciation and amortization of $173.2 million, stock-based compensation of $80.9 million as well as working capital changes derived from an increase in deferred revenues of $13.8 million, an increase in accrued expenses and other liabilities of $31.7 million, a decrease in deferred taxes of $12.2 million and a decrease in trade receivables of $29.9 million.
Net cash used in investing activities was $465.1 million and $344.3 million in 2020 and 2019, respectively. In 2020, net cash used in investing activities consisted primarily of payments for the three additional acquisitions of companies in the amount of $147.3 million, net investment in marketable securities and short-term bank deposits of $254.5 million and purchase of property, equipment of $24.2 million and capitalization of internal use software costs of $39.1 million. In 2019, net cash used in investing activities consisted primarily of payment for the acquisitions of additional companies in the amount of $26.0 million, net investment in marketable securities and short-term bank deposits of $256.3 million and purchase of property, equipment of $27.3 million and capitalization of internal use software costs of $34.7 million.
Net cash provided by (used in) financing activities was $196.8 million and $(42.7) million in 2020 and 2019, respectively.
In 2020, net cash provided by financing activities was attributed primarily to proceeds from issuance of exchangeable notes in the amount of $451.4 million and proceeds from the issuance of shares upon the exercise of options of $8.9 million, which were partly offset by repayment of long term debt in the amount of $215.0 million and the repurchase of our ordinary shares of $48.3 million. In 2019, net cash used in financing activities was attributed primarily to the repurchase of our ordinary shares of $47.3 million which were partly offset by proceeds from issuance of shares upon exercise of options of $5.4 million.
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

Contractual Obligations
Set forth below are our contractual obligations and other commercial commitments as of December 31, 2020 (in thousands).

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3-5 years	More than 5 years
Long-term debt obligations, including estimated interest *	$760,073	$3,594	$7,187	$749,292	$—
Operating Leases	149,869	22,777	34,465	20,617	72,010
Unconditional Purchase Obligations	$114,251	$54,522	$59,035	$694	$—
Severance Pay**	$16,229
Total Contractual Cash Obligations	$1,040,422	$80,893	$100,687	$770,603	$72,010
Uncertain Income Tax Positions ***	$73,256
*    Debt obligations includes senior exchangeable notes. The principal balances of the senior exchangeable notes are reflected in the payment periods in the table above based on their respective contractual maturities assuming no conversion. However, the 2017 notes are exchangeable as of Jan 1,2020, and as such the value of these senior exchangeable notes is included within current liabilities on our consolidated balance sheets. See Note 15 to our consolidated financial statements included elsewhere in this Annual Report for further details.

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

		Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1- 3 years	3- 5 years	More than 5 years
Guarantees	$4,129	$3,554	$575	$—	$—

Item 6.    Directors, Senior Management and Employees.

Item 6A.    Directors and Senior Management.
The following tables set forth, as of March 8, 2021, the name, age and position of each of our directors and executive officers and, in regard to our directors, any of the committees of our board of directors on which they serve and whether any such director is an outside director:
Members of the Board of Directors

Name	Age	Position	Audit Committee Member	Compensation Committee Member	Internal Audit Committee Member	Mergers and Acquisitions Committee Member	Nominations Committee Member	Outside Director*
David Kostman	56	Chairman of the Board of Directors	X			X	X
Rimon Ben-Shaoul	76	Director	X			X
Dan Falk	76	Director	X	X	X	X	X	X
Yocheved Dvir	68	Director	X	X	X			X
Yehoshua Ehrlich	71	Director				X
Leo Apotheker	67	Director		X		X
Joe Cowan	72	Director		X		X
Zehava Simon	62	Director	X	X	X			X
*See Item 6, “Directors, Senior Management and Employees—Board Practices— Outside Directors.”

Members of Management

Name	Age	Position
Barak Eilam	45	Chief Executive Officer
Beth Gaspich	55	Chief Financial Officer
Eran Liron	53	Executive Vice President, Marketing and Corporate Development
Barry Cooper	50	President, Enterprise Group
Craig Costigan	60	Chief Executive Officer, NICE Actimize
Paul Jarman	51	Chief Executive Officer, NICE inContact
Shiri Neder	45	Executive Vice President, Human Resources
Tali Mirsky	48	Corporate Vice President, General Counsel and Corporate Secretary

David Kostman has served as one of our directors since 2001 (with the exception of the period between June 2007 and July 2008), and as our Chairman of the Board since February 2013. Mr. Kostman is currently co-CEO and board member of Outbrain, Inc. and serves on the board of directors of ironSource Ltd. and Tivit S.A.. Mr. Kostman is also a former board member of publicly traded Retalix Ltd. (acquired by NCR). From 2006 until 2008, Mr. Kostman was a Managing Director in the investment banking division of Lehman Brothers, heading the Global Internet Group. From April 2003 until July 2006, Mr. Kostman was Chief Operating Officer and then Chief Executive Officer of Delta Galil USA, a subsidiary of publicly traded Delta Galil Industries Ltd. From 2000 until 2002, Mr. Kostman was President of the International Division and Chief Operating Officer of publicly traded VerticalNet Inc. Prior to that Mr. Kostman worked in the investment banking divisions of Lehman Brothers from 1994 to 2000, focusing on the technology and Internet sectors, and NM Rothschild & Sons from 1992 to 1993, focusing on mergers and acquisitions and privatizations. Mr. Kostman holds a Bachelor’s degree in Law from Tel Aviv University and a Master’s degree in Business Administration from INSEAD.
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
Yehoshua (Shuki) Ehrlich has served as one of our directors since September 2012. Mr. Ehrlich is an active social investor, serving as Chairman of “Committed to Give”, a group formed by Israeli social investors for promoting philanthropy in Israel and several other social organizations. Mr. Ehrlich also serves as a board member of the American Joint Distribution Committee and a board member of AfterDox, an angels’ investment group. Between the years 2000 and 2010, Mr. Ehrlich served as Managing Director at Giza Venture Capital, where he focused on the communications, enterprise software and information technology sectors. Additionally, Mr. Ehrlich had a fifteen-year career with Amdocs, a public software company specializing in billing, CRM, order management systems for telecommunications and Internet service providers. In his last role at Amdocs, Mr. Ehrlich served as Senior Vice President of Business Development. Mr. Ehrlich holds a Bachelor of Science in Mathematics and Computer Science from the Tel Aviv University.
Leo Apotheker has served as one of our directors since August 2013. Mr. Apotheker is the Co-Chief Executive Officer of Burgundy Technology Acquisition Corp. Mr. Apotheker was the Managing Partner and co-founder of Efficiency Capital SAS, a growth capital advisory firm, from 2012 to 2014. From 2010 to 2011, Mr. Apotheker served as Chief Executive Officer of Hewlett Packard. From 2008 to 2010, he served as Chief Executive Officer of SAP AG. In addition, he is currently chairman of the board of Unit4, a leading Dutch software company, Burgundy Technology Acquisition Corp. and Syncron AB, Vice Chairman and Lead Director of Schneider SE, and a member of the board of MercuryGate, P2 Energy Services and Taulia Inc. Mr. Apotheker holds a Bachelor’s degree in Economics and International Relations from the Hebrew University of Jerusalem.
Joe Cowan has served as one of our directors since August 2013. From October 2013 until September 2017, Mr. Cowan was the CEO and director of Epicor. Since January 2021 Mr. Cowan has been a director of Drishti Technologies, Inc. and of Auburn University Foundation. Since September 2016 Mr. Cowan has been a director of ChannelAdvidsor, Inc. and since January 2019 the Chairman of the Board of SAI Global a private company owned by Baring Private Equity Asia. During 2013, Mr. Cowan also served as President of DataDirect Networks, Inc. From 2010 until 2013, Mr. Cowan served as the Chief Executive Officer and President of Online Resources Corp. During 2009, he served as an Operating Executive and Consultant at Vector Capital. From 2007 to 2009, Mr. Cowan served as the Chief Executive Officer of Interwoven Inc. From 2004 to 2006, Mr. Cowan served as the President and Chief Executive Officer of Manugistics Inc. and Manugistics Group Inc. Prior to that, Mr. Cowan served in various senior executive positions, including as the Chief Operating Officer of Baan Co. NV and Avantis GOB NV. He has been a Director of DataDirect Networks, Inc. between 2011 and February 2013. Mr. Cowan has also served on the boards of various publicly traded companies, including ChannelAdvidsor Inc., Interwoven Inc., Online Resources Corporation, Manugistics Group Inc. and Blackboard Inc., as well as several private companies. Mr. Cowan holds an M.S. degree in Electrical Engineering from Arizona State University and holds a B.S. degree in Electrical Engineering from Auburn University.
Zehava Simon has served as one of our outside directors since July 2015. Ms. Simon served as a Vice President of BMC Software Inc. from 2000 until 2013, most recently as Vice President of Corporate Development. From 2002 to 2011, Ms. Simon also served as Vice President and General Manager of BMC Software in Israel. Prior to that, Ms. Simon held various positions at Intel Israel, which she joined in 1982, including acting as leader of Finance and Operations and Business Development for Intel in Israel. Ms. Simon is currently a board member of Audiocodes Ltd. and Nova Measurements, both public companies traded on NASDAQ and TASE. Ms. Simon is a former member of the board of directors of Insightec Ltd., M-Systems Ltd. (acquired by SanDisk Corp.), Tower Semiconductor Ltd. and Amiad Water Systems, a public company traded on the London Stock Exchange. Ms. Simon holds a B.A. in Social Sciences from the Hebrew University, Jerusalem, a law degree (LL.B.) from the Interdisciplinary Center in Herzliya and an M.A. in Business and Management from Boston University.

Barak Eilam has served as Chief Executive Officer since April 2014. In his previous position with NICE, Mr. Eilam was President of our American division from July 2012 to March 2014. Prior to that, Mr. Eilam was the head of sales and the general manager of the Enterprise Group in the Americas. From 2007 to 2009, Mr. Eilam founded and served as the general manager of the NICE Interaction Analytics Global Business Unit. Mr. Eilam has also served in a variety of executive positions within NICE, managing different aspects of the business in product development, sales and product management. Before joining NICE in 1999, Mr. Eilam was an officer for an elite intelligence unit in the Israeli defense forces. Mr. Eilam holds a Bachelor’s degree in Electrical and Electronics Engineering from Tel Aviv University.
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
Paul Jarman has served as NICE inContact CEO since November 2016 and served as inContact CEO from January 2005 until we acquired inContact. From December 2002 until becoming CEO in January 2005, Mr. Jarman served as inContact’s President. Prior to December 2002, he served as inContact’s Executive Vice President. Mr. Jarman was instrumental in guiding inContact from its roots in telecommunications to its strategic offering of cloud-based contact center solutions and has been a part of every major enhancement the company has made since 1997. Mr. Jarman led inContact’s listing on NASDAQ. Prior to joining inContact, he was an executive with HealthRider, Inc. Mr. Jarman holds a Bachelor of Science degree in Accounting from the University of Utah.
Shiri Neder has served as our Executive Vice President, Human Resource since February 2018. Prior to joining NICE, Ms. Neder was the Corporate Vice President, Head of Human Resources at Nova Measuring Instruments. Prior to that, Ms. Neder worked at Amdocs as Vice President, Human Resources for the Product and Delivery organizations and served as head of Amdocs’ Talent Development organization. In addition, Ms. Neder has held positions at Microsoft where she established the Human Resources function for the Telecom division as well as served as Regional Senior Human Resources Manager for the EMEA region. Ms. Neder holds a B.A. in Social Science and an M.A. in Law from Bar Ilan University.

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
Item 6B.    Compensation.
(a) Aggregate Executive Compensation
The aggregate compensation paid to or accrued on behalf of all our directors and executive officers as a group of 16 persons during 2020 consisted of approximately $7.8 million in salary, fees, bonus, commissions and directors’ fees and approximately $0.2 million in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts we expended for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel or the United States.
Our compensation policy for our executive management team, as approved by our shareholders, following the recommendation of our compensation committee and approval by our Board of Directors (as amended, the “Compensation Policy”), is annually reviewed and approved by our Board of Directors, as is any bonus payment made under the policy.
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

During 2020, our officers and directors received, in the aggregate, (i) options to purchase 65,344 ordinary shares, that include 35,426 options with an exercise price equal to the par value of the ordinary shares (the “par value options”), and (ii) 137,433 restricted share units, under our equity-based compensation plans. The options (other than the par value options) have a weighted average price of $224.18 and all options will expire six years after the date of grant. The restricted shares units are granted at par value of the ordinary shares.
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
On July 9, 2015, at our 2015 annual general meeting of shareholders, following the recommendation of our compensation committee and approval by our Board of Directors, our shareholders approved an amended Compensation Policy for directors and officers. In addition, our shareholders approved a special annual cash fee for the Chairman of the Board in the amount of NIS 450,000 (equivalent to approximately $140,000). The special annual fee is subject to adjustment for changes in the Israeli consumer price index after September 2012. At the Company’s special general meeting held on December 21, 2016 and annual general meeting held on September 18, 2019, following the recommendation of our compensation committee and approval by our Board of Directors, our shareholders approved certain amendments to the Compensation Policy, as further discussed below in Item 10, “Additional Information. – Approval of Office Holder Compensation” in this annual report.

(b) Individual Compensation of Covered Executives
The following describes the compensation of our five most highly compensated executive officers in 2020, based on the total of salary costs, bonus cost and equity costs for equity granted and expensed in 2020 (“Covered Executives”).
The compensation specified below is broken down into the following components (all amounts specified below are in terms of cost to the Company, as recorded in our financial statements). U.S. dollar amounts indicated for Salary, Bonus and Equity Costs are in thousands of dollars.
(1)Salary Costs. Salary Costs include gross salary, benefits and perquisites, including those mandated by applicable law which may include, to the extent applicable to each Covered Executive, payments, contributions and/or allocations for pension, severance, vacation, travel and accommodation, car or car allowance, medical insurances and risk insurances (e.g., life, disability, accidents), phone, convalescence pay, relocation, payments for social security, and other benefits consistent with the Company’s guidelines.
(2)Bonus Costs. Bonus Costs represent bonuses granted to the Covered Executive with respect to the year ended December 31, 2020, paid in accordance with the Company’s performance-based bonus plan or as detailed in footnotes below.
(3)Equity Costs. Represents the expense recorded in our financial statements for the year ended December 31, 2020, with respect to equity granted in 2020 and in previous years (if applicable). For assumptions and key variables used in the calculation of such amounts see Note 14b of our audited consolidated financial statements.
i.Barak Eilam – CEO. Salary Costs - $1,040; Bonus Costs - $1,060; Equity Costs - $4,452 expense recorded in 2020 for equity granted in 2020 and $6,383 expense recorded in 2020 for equity granted in previous years.

ii.Paul Jarman – CEO, NICE inContact. Salary Costs - $541; Bonus Costs - $597; Equity Costs - $1,559 expense recorded in 2020 for equity granted in 2020 and $1,502 expense recorded in 2020 for equity granted in previous years.

iii.Beth Gaspich – CFO. Salary Costs - $436; Bonus Costs - $381; Equity Costs - $1,376 expense recorded in 2020 for equity granted in 2020 and $1,039 expense recorded in 2020 for equity granted in previous years.

iv.Barry Cooper – President, Enterprise Group. Salary Costs - $443; Bonus Costs - $356; Equity Costs - $1,376 expense recorded in 2020 for equity granted in 2020 and $1,045 expense recorded in 2020 for equity granted in previous years.

v.Craig Costigan – NICE Actimize CEO. Salary Costs - $433; Bonus Costs - $435; Equity Costs - $1,295 expense recorded in 2020 for equity granted in 2020 and $1,254 expense recorded in 2020 for equity granted in previous years.

Item 6C.    Board Practices
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
Outside Directors
Except as discussed below, under the Israeli Companies Law companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two “outside” directors. Pursuant to regulations under the Israeli Companies Law that took effect in April 2016, a NASDAQ-listed company that does not have a controlling shareholder is entitled to opt out of the provisions of the Israeli Companies Law requiring at least two outside directors and certain related requirements, so long as the company complies with the SEC regulations and NASDAQ listing rules regarding independent directors and the composition of the audit and compensation committees. In December 2016, our shareholders approved amendments to our articles of association, pursuant to which our Board of Directors may elect to opt out of such requirements for appointment of outside directors (together the “2016 Relief Amendments”). At this time, our Board of Directors has not made an election to opt out of such requirements.
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
In addition, our Articles of Association provide that, if we do not have a shareholder that holds 25% or more of our issued and outstanding share capital, a majority of the directors must be “independent” as defined in the Israeli Companies Law and the regulations promulgated thereunder. If we have a shareholder that holds 25% or more of our issued and outstanding share capital, then at least one third of the directors must be “independent.” All of our directors satisfy the respective independence requirements of the Israeli Companies Law. The qualifications for independent directors under the Israeli Companies Law are similar to those for outside directors, as described above under “Outside Directors”, including the nine-year term limit and the ability to extend such term beyond nine years upon the approval of our internal audit committee and Board of Directors.
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
Item 6D.    Employees.
As of December 31, 2020, we had 6,383 employees worldwide, which represented an increase of approximately 6.5% from December 31, 2019.

The following table sets forth the number of our full-time employees at the end of each of the last three fiscal years as well as the main category of activity and geographic location of such employees:

	At December 31,
Category of Activity	2018	2019	2020

Customer Support*	2,196	2,344	2,391
Sales & Marketing	1,210	1,294	1,363
Research & Development	1,482	1,695	1,949
General & Administrative	616	663	680
Total	5,504	5,996	6,383

Geographic Location
Israel	856	864	846
Americas	2,649	2,751	2,899
Europe	512	531	543
Asia Pacific	1,487	1,850	2,095
Total	5,504	5,996	6,383

*    Including the number of employees designated under “Operations” in previous reports.
We also utilize temporary employees in various activities. On average, we employed 59 temporary employees and obtained services from 942 consultants (not included in the numbers set forth above) during 2020.
Our future success will depend in part upon our ability to attract and retain highly skilled and qualified personnel. Although competition for such personnel is generally intense, we believe that adequate personnel resources are currently available to meet our requirements.
We are not a party to any collective bargaining agreement with our employees or with any labor organization in substantially all jurisdictions where we operate. However, we are subject to certain labor related statutes and certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists’ Association of Israel) that apply to our Israeli employees by order of the Israeli Ministry of Labor and Welfare. These statutes and provisions principally deal with the length of the work day and the work week, minimum wages, insurance coverage of work-related accidents, determination of severance pay and the provisions of other employment matters. Israeli law generally requires the payment of severance pay by employers upon an employee’s death, retirement or termination of employment by the employer without due cause. We currently fund our ongoing severance payment obligations in Israel by making monthly payments to approved severance funds or insurance policies. For more information please see Note 2p of our consolidated financial statements. In addition, according to the National Insurance Law, Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, an organization similar to the U.S. Social Security Administration. These contributions entitle the employees to benefits in periods of unemployment, work injury, maternity leave, disability, reserve military service and bankruptcy or winding-up of the employer and also include payments for national health insurance. The payments to the National Insurance Institute varies between 7.05%-19.6% of an employee’s salary (up to a certain cap as determined from time to time by the law), of which the employee contributes approximately 3.5%-12.0% and the employer contributes approximately 3.55%-7.6%.

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
Item 6E.    Share Ownership.
As of March 8, 2021, our directors and executive officers then-serving beneficially owned an aggregate of 229,934 ordinary shares, including options and restricted share units to purchase ordinary shares that were vested on such date or that are scheduled to vest within 60 days thereafter, or approximately 0.36% of our outstanding ordinary shares. The options and restricted share units have an average exercise price of $90.4 per share and the options will expire between 2020 and 2027. No individual director or executive officer beneficially owns 1% or more of our outstanding ordinary shares.
The following is a description of each of our option equity plans under which awards were outstanding during 2020.
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
Under each of the Plans, the Company’s employees, directors, consultants and/or contractors may be granted any equity-related award, including: any type of an option to acquire the Company ordinary shares; share appreciation right; share and/or restricted share award (“RSA”); restricted stock unit (“RSU”) and/or other share unit; and/or other share-based award and/or other right or benefit under the Plans, including any such equity-related award that is a performance-based award (each an “Award”). In regard to the 2008 Plan, please see the discussion below regarding performance-based awards beginning in calendar year 2014.
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

Options granted under the Plans are granted at an exercise price equal to the average of the closing prices of one ADR as quoted on the NASDAQ market during the 30 consecutive calendar days preceding the date of grant, unless determined otherwise by the administrator of the Plans (including par value options in some cases).
The Company’s Board of Directors also adopted an addendum to the Plans for Awards granted to residents of Israel (the “Addendum”) and resolved to elect the “Capital Gains Route” (as defined in Section 102(b)(2)) of the Israeli Income Tax Ordinance-5721-1961 (“Tax Ordinance”) for the grant of Awards to Israeli grantees. There is also a U.S. addendum under each of the Plans that applies to non-qualified stock options for purposes of U.S. tax laws.
The Plans are generally administered by our Board of Directors and compensation committee, which determine the grantees under the Plan and the number of Awards to be granted. As of March 8, 2021, options and restricted share units to purchase 34,843 ordinary shares were outstanding under the 2008 Plan at a weighted average exercise price of $27.97. As of

March 8, 2021, options and restricted share units to purchase 2,364,260 ordinary shares were outstanding under the 2016 Plan at a weighted average exercise price of $8.92.
Guardian Analytics, Inc. 2006 Stock Plan
In 2006, Guardian Analytics, Inc. (“Guardian Analytics”) adopted the Guardian Analytics, Inc. 2006 Stock Plan (the “Guardian Plan”), to attract and retain Guardian Analytics’ employees and consultants (which includes its directors and advisors), and to align the interests of such recipients with the interests of Guardian Analytics’ shareholders.

Pursuant to the terms of the Guardian Analytics acquisition agreement, we assumed and converted Guardian Analytics’ stock options originally granted under the Guardian Plan into stock options of NICE.

As of March 8, 2021, assumed Guardian Analytics stock options to purchase 5,418 shares of NICE were outstanding under the Guardian Plan, at a weighted average exercise price of $33.03. We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act, 5,823 ordinary shares for issuance under the Guardian Plan.

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
As of March 8, 2021, assumed Nexidia options to purchase 4,113 shares of NICE were outstanding under the Nexidia Plan, at a weighted average exercise price of $3.85. We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act, 173,860 ordinary shares for issuance under the Nexidia Plan.

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
Pursuant to the terms of the inContact acquisition agreement, we assumed and converted inContact’s stock options, restricted stock awards and restricted stock units originally granted under the inContact Plan into stock options, restricted stock awards and restricted stock units of NICE, respectively.
As of March 8, 2021, assumed inContact options and restricted share units to purchase 6,174 shares of NICE were outstanding under the inContact Plan, at a weighted average exercise price of $40.66. We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act, 476,114 ordinary shares for issuance under the inContact Plan.

Mattersight Corporation, 1999 Stock Incentive Plan
In 1999, Mattersight adopted the Mattersight Corporation 1999 Stock Incentive Plan, as amended on June 14, 2012 (the “Mattersight Plan”) to enhance Mattersight’s ability to attract and retain directors (including Non-Employee Directors), officers, other key employees, consultants, independent contractors by motivating such persons to act in the long-term best interests of the company’s stockholders.
Pursuant to the terms of the Mattersight Agreement and Plan of Merger, we assumed and converted Mattersight restricted stock awards units originally granted under the Mattersight Plan into restricted share awards of NICE under the Mattersight Plan.

As of March 8, 2021, assumed Mattersight restricted share awards to purchase 562 shares of NICE were outstanding under the Mattersight Plan. The exercise price per share underlying the restricted share awards is equal to the nominal value of an ordinary share. We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act, 13,242 ordinary shares for issuance under the Mattersight Plan.

Item 7.    Major Shareholders and Related Party Transactions
Major Shareholders
The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares, with respect to each person known to us to be the beneficial owner of 5% or more of our outstanding ordinary shares, reported as of March 8, 2021. None of our shareholders has any different voting rights than any other shareholder.

Name and Address	Number of Shares		Percent of Shares Beneficially Owned (1)
Capital Research Global Investors	5,943,322	(2)	9.4%
FMR LLC	4,150,204	(3)	6.6%
Artisan Partners Limited Partnership	3,566,858	(4)	5.6%
BlackRock, Inc.	3,359,464	(5)	5.3%
_______________
(1)Based upon 63,121,441 ordinary shares issued and outstanding as of March 8, 2021.
(2)The information is based upon a Schedule 13G filed with the SEC by Capital Research Global Investors (“CRGI”) on February 16, 2021. CRGI reported that more than 5% of the shares were owned on behalf of EuroPacific Growth Fund.

(3)The information is based upon a Schedule 13G filed with the SEC by the reporting persons on February 8, 2021. FMR LLC and Abigail Johnson reported that these shares are held through certain specified entities.

(4)The information is based upon a Schedule 13G filed with the SEC by Artisan Partners Limited Partnership on February 10, 2021.

(5)The information is based upon a Schedule 13G filed with the SEC by BlackRock, Inc. on February 5, 2021.

On February 13, 2020, Janus Henderson Group plc filed a Schedule 13G/A with the SEC reporting that they are no longer a beneficial owner of 5% or more of our outstanding ordinary shares.
As of March 8, 2021, we had 49 registered ADS holders of record in the United States, with our ADS holders holding in total approximately 62% of our outstanding ordinary shares, as reported by JPMorgan Chase Bank, N.A., the depositary for our ADSs.
To our knowledge, we are not directly or indirectly owned or controlled by another corporation or by any foreign government and there are no arrangements that might result in a change in control of our company.
Related Party Transactions
None.

Item 8.    Financial Information.
Consolidated Statements and Other Financial Information
See Item 18, “Financial Statements” in this annual report.
Legal Proceedings
From time to time we or our subsidiaries may be involved in legal proceedings and/or litigation arising in the ordinary course of our business. While the outcome of these matters cannot be predicted with certainty, we do not believe they, individually or in the aggregate, will have a material effect on our business, consolidated financial position, results of operations, or cash flows.
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
Significant Changes
There are no significant changes that occurred since December 31, 2020, except as otherwise disclosed in this annual report and in the annual consolidated financial statements included in this annual report.
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
JPMorgan Chase Bank, N.A. is the depositary for our ADSs. Its address is 4 New York Plaza, Floor 12, New York, New York 10004.
Trading in the Ordinary Shares
Our ordinary shares have been listed on the Tel-Aviv Stock Exchange, or TASE, since 1991 under the symbol “NICE.TA.” Our ordinary shares are not listed on any other stock exchange and have not been publicly traded outside Israel (other than through ADSs, as noted above).
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
It is the responsibility of the audit committee to determine whether or not a transaction should be deemed an extraordinary transaction. In addition, the audit committee must also establish (i) procedures for the consideration of any transaction with a controlling shareholder, even if it is not extraordinary, such as a competitive process with third parties or negotiation by independent directors, and (ii) approval requirements for controlling shareholder transactions that are not negligible.
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
Approval of Office Holder Compensation
Under the Israeli Companies Law, we are required to adopt a compensation policy, recommended by the compensation committee, and approved by the Board of Directors and the shareholders, in that order, at least once every three years. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter (similar to the threshold described above). The most recent amendment to our Compensation Policy was approved by our shareholders at our 2019 annual general meeting. In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability - must comply with the Company’s Compensation Policy. Although NASDAQ rules generally require shareholder approval when an equity-based compensation plan is established or materially amended, as a foreign company we follow the aforementioned requirements of the Israeli Companies Law.
In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder generally must be approved separately by the compensation committee, the Board of Directors and the shareholders of the company, in that order. Notwithstanding, a company’s compensation committee and board of directors are permitted to approve the compensation terms of a chief executive officer or of a director, without convening a general meeting of shareholders, provided however, that such terms: (1) are not more beneficial than such officer’s former terms or than the terms of his predecessor, or are essentially the same in their effect; (2) are in line with the Compensation Policy; and (3) are brought for shareholder approval at the next general meeting of shareholders.
The compensation terms of other officers require the approval of the compensation committee and the Board of Directors. An amendment of existing compensation terms of an office holder who is not a director, if the compensation committee determines that the amendment is not material, requires the approval of the compensation committee only. Pursuant to regulations promulgated under the Israeli Companies Law, an amendment of the existing compensation terms of office holders who are subordinate to the chief executive officer, if the amendment is not material and the changes are in line with the existing Compensation Policy, requires only the chief executive officer’s approval. Under our Compensation Policy, our Chief Executive Officer is authorized to approve non-material changes to the compensation terms of office holders subordinated to him, without seeking the approval of the compensation committee.
The Compensation Policy sets forth the guidelines for the compensation of our office holders. It is tailored to ensure a compensation which balances performance targets and time horizons through rewarding business results and long-term performance. The Compensation Policy requires that compensation of our officer holders include a mix of fixed amounts (such as annual based salaries), variable performance-based components (such as performance-based cash incentive compensation), and long term incentive components (such as long-term equity-based compensation, including performance- based equity). Pursuant to the Compensation Policy, performance-based compensation granted may be based on our overall performance, the particular unit performance, individual performance and the results of the customer satisfaction survey conducted annually. Our Compensation Policy includes applicable clawback provisions.

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
Office Holder Insurance
Our articles of association provide that, subject to the provisions of the Israeli Companies Law, including the receipt of all approvals as required therein or under any applicable law, we may enter into an agreement to insure an office holder for any responsibility or liability that may be imposed on such office holder in connection with an act performed by such office holder in such office holder’s capacity as an office holder of us with respect to each of the following:
•a violation of his duty of care to us or to another person;
•a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable grounds to assume that his act would not prejudice our interests;
•a financial obligation imposed upon him for the benefit of another person;
•a payment which the office holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 5728-1968, as amended (the “Securities Law”) and Litigation Expenses (as defined below) that the office holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Securities Law; and
•any other event, occurrence or circumstance in respect of which we may lawfully insure an office holder.
Indemnification of Office Holders
Our articles of association provide that, subject to the provisions of the Israeli Companies Law, including the receipt of all approvals as required therein or under any applicable law we may indemnify an office holder with respect to any liability or expense for which indemnification may be provided under the Companies Law, including the following liabilities and expenses, provided that such liabilities or expenses were imposed upon or incurred by such office holder in such office holder’s capacity as an office holder of us:
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

•a payment which the office holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law, and Litigation Expenses that the office holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Securities Law; and
•any other event, occurrence or circumstance in respect of which we may lawfully indemnify an office holder.
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
We have undertaken to indemnify our directors and officers pursuant to applicable law and we have obtained directors' and officers' liability insurance for the benefit of our directors and officers.
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
Required Approvals
In addition, under the Israeli Companies Law, any exemption of, indemnification of, or procurement of insurance coverage for, our office holders must be approved by our audit committee and our Board of Directors and, if the beneficiary is the chief executive officer or a director, by our shareholders. We have obtained such approvals for the procurement of liability insurance covering our officers and directors and for the grant of indemnification letters to our officers and directors.
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
The Israeli Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder in the company. An acquisition of shares of a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would hold more than 45% of the company and there is no existing shareholder of more than 45% in the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval for the purpose of reaching such threshold, (ii) was from a 25% shareholder of the company and resulted in the acquirer becoming a 25% shareholder of the company or (iii) was from a greater than 45% shareholder of the company and resulted in the acquirer becoming a greater than 45% shareholder of the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.
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
Material Contracts
Notes and Indenture
2020 Notes and Indenture

On August 27, 2020, we issued $400 million aggregate principal amount of 0% Convertible Senior Notes due 2025 (the “2020 Notes”) and on September 4, 2020, we issued an additional $60 million of the 2020 Notes pursuant to the exercise of the initial purchasers’ option. The 2020 Notes are general unsecured obligations of the Company. The sale of the 2020 Notes generated net proceeds of approximately $451 million. The 2020 Notes were issued pursuant to an indenture (the “2020 Indenture”) between us and U. S. Bank National Association, as trustee (the “Trustee”).

The 2020 Notes do not bear regular interest, and the principal amount of the 2020 Notes does not accrete. The 2020 Notes will mature on September 15, 2025, unless earlier prepaid, redeemed or converted, and are not redeemable at our option prior to September 21, 2023, except in the event of certain tax law changes. We may redeem for cash all or any portion of the 2020 Notes, at our option, on or after September 21, 2023 if the last reported sale price of the ADSs has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption. In the case of any redemption, the redemption price will be equal to 100% of the principal amount of the 2020 Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date. A holder may convert its 2020 Notes at its option at any time prior to the close of business on the business day immediately preceding June 15, 2025 in the event certain conditions are met during set periods. On or after June 15, 2025, until the close of business on the second scheduled trading day immediately preceding the maturity date, a holder may convert its 2020 Notes at any time.

Upon conversion, we, at our election, can pay or deliver (i) cash, (ii) ADSs or (iii) a combination thereof. The conversion rate will initially be 3.3424 ADSs per $1,000 principal amount of 2020 Notes (equivalent to an initial conversion price of approximately $299.19 per ADS). The conversion rate will be subject to adjustment in some events. In addition, following certain corporate events that occur prior to the maturity date or our delivery of a notice of redemption, the Company will under certain circumstances, increase the conversion rate for a holder who elects to convert its 2020 Notes in connection with such a corporate event or to convert its 2020 Notes called for redemption in connection with such notice of redemption, as the case may be.

If we undergo a fundamental change, holders of the 2020 Notes will have the right to require us to repurchase all or a portion of their 2020 Notes upon the occurrence of a fundamental change (as defined in the 2020 Indenture) at a cash repurchase price equal to 100% of the principal amount of the 2020 Notes to be repurchased, plus any accrued and unpaid interest, if any, to, but excluding the fundamental change repurchase date.

2017 Notes and Indenture

On January 18, 2017, NICE Systems issued $287.5 million aggregate principal amount of the 1.25% Exchangeable Senior Notes due 2024 (the 2017 Notes together with the 2020 Notes, the “Notes”). The 2017 Notes are the general unsecured obligations of NICE Systems, guaranteed by us. The sale of the Notes generated net proceeds of approximately $260.1 million. The 2017 Notes were issued pursuant to an indenture (the “2017 Indenture”, and collectively with the 2020 Indenture, the “Indenture(s)”) among us, NICE Systems and the Trustee.

The 2017 Notes bear interest at a fixed rate of 1.25% per year, payable semiannually in arrears on January 15 and July 15 of each year, beginning on July 15, 2017. The 2017 Notes will mature on January 15, 2024, unless earlier prepaid, redeemed or exchanged, and are not redeemable at NICE Systems’ option prior to their maturity date, except in the event of certain tax law changes. In the event certain conditions are met during set periods, the conditional exchange feature of the 2017 Notes may be triggered, meaning that holders of 2017 Notes are entitled at their option to exchange the 2017 Notes at any time during such specified periods. As disclosed in Note 15 to our consolidated financial statements, the conditional exchange feature of the 2017 Notes was previously triggered and the 2017 Notes are currently exchangeable at the option of the holders.

Subject to satisfaction of certain conditions and during certain periods as aforementioned, at the option of the holders the 2017 Notes are exchangeable for (at our election) (i) cash, (ii) ADSs or (iii) a combination thereof. The exchange rate was initially set at 12.0260 ADSs per $1,000 principal amount of 2017 Notes (equivalent to an initial exchange price of approximately $83.15 per ADS). The exchange rate is subject to adjustment in some events. In addition, following certain corporate events that occur prior to the maturity date or NICE Systems’ delivery of a notice of tax redemption, in certain circumstances NICE Systems will increase the exchange rate for a holder who elects to exchange its 2017 Notes in connection with such a corporate event or tax redemption, as the case may be.

If we or NICE Systems undergo a fundamental change (as defined in the Indenture), holders may require NICE Systems to prepay for cash all or part of their 2017 Notes at a prepayment price equal to 100% of the principal amount of the 2017 Notes to be prepaid, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change prepayment date.
The Indentures contain customary events of default, including a default in the payment of principal or interest when due, default in compliance with the covenants set forth therein, and certain events of bankruptcy, insolvency or reorganization.

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
Our ADSs may be freely held and traded pursuant to the General Permit and the Currency Control Law. The ownership or voting of ADSs by non-residents of Israel are not restricted in any way by our memorandum of association or articles of association or by the laws of the State of Israel, except subjects of a country deemed an “enemy country” under Israeli legislation or persons or individuals on weapon of mass destruction or terror sanctions lists.
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

General Corporate Taxation in Israel
Generally, Israeli companies are subject to corporate tax on taxable income, including capital gains, at the rate of 23% for 2019 and 2020 tax years and thereafter. However, the effective tax rate payable by a company that is eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments -1959, and in particular the 12% rate under the Preferred Technology Enterprise regime (as discussed below), may be considerably less.
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
Tax Benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, as amended.
Pursuant to the Israeli Law for Encouragement of Capital Investments-1959 (the “Investments Law”) and its various amendments, under which both the Company and its Israeli subsidiary have been granted “Approved Enterprise” status, we have derived and expect to continue to derive significant tax benefits relating to our “Approved, Privileged, and Preferred Enterprise” programs for which we were eligible up to and including the 2016 tax year, and relating to Preferred Technological Enterprise program for the 2017 and subsequent tax years. To be eligible for these tax benefits, one must continue to meet certain conditions. In the event we are considered as having failed to comply with these conditions, in whole or in part, the eligibility for the benefits may be canceled and we may be required to refund the relevant amount, including interest and inflation adjustments. As of December 31, 2020, we believe that we are in compliance with all the conditions required by the Investments Law.

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
Income from sources other than the Preferred Technology Income are taxable at regular corporate tax rates of 23% for 2019, 2020 and subsequent years.

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
•deductions over a three-year period of expenses involved with the issuance and listing of shares on a stock market; and
•the right to elect, under specified conditions, to file a consolidated tax return with other related Israeli Industrial Companies.
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
Taxation Consequences to Purchasers of our Shares

Taxation of Holders of Ordinary Shares

The following discussion refers to the tax consequences to holders of our ordinary shares. However, the same tax treatment would apply to holders of our ADSs.

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
Taxation of Israeli Residents
Israeli individuals are generally subject to a tax rate of 25% on capital gains derived from the sale of shares, whether listed on a stock market or not, unless such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company), in which case the tax rate will be 30%. Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual taxable income exceeding a certain threshold (NIS 651,600 for 2020, linked to the annual change in the Israeli Consumer Price Index). For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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
Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends) or stock dividends. The tax rate applicable to such dividends is 25% or 30% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution. Dividends paid out of profits sourced from ordinary income are subject to withholding tax at the rate of 25%. Dividends paid from income derived from our Approved and Privileged Enterprises are subject to withholding tax at the rate of 15%. Dividends paid as of January 1, 2014 from income derived from our Preferred Enterprise and Preferred Technology Enterprise will be subject to withholding tax at the rate of 20%. We cannot assure that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability. For information with respect to the applicability of Income Surtax on distribution of dividends, please see “Capital Gains Tax on Sales of Our Ordinary Shares” and “Taxation of Israeli Residents” above in this Item 10.
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
•investors that are treated as partnerships or other pass-through entities for U.S. Federal income tax purposes and persons who hold the ADSs through partnerships or other pass-through entities;
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
Under the Code, certain dividends received by non-corporate U.S. holders will be subject to a maximum income tax rate of 20%. This reduced income tax rate is only applicable to dividends paid by a “qualified foreign corporation” that is not a “passive foreign investment company” and only with respect to shares held by a qualified U.S. holder (i.e., a non-corporate holder) for a minimum holding period (generally 61 days during the 121-day period beginning 60 days before the ex-dividend date). We should be considered a qualified foreign corporation because (i) we are eligible for the benefits of a comprehensive tax treaty between Israel and the U.S., which includes an exchange of information program; and (ii) the ADSs are readily tradable on an established securities market in the U.S. In addition, based on our current business plans, we do not expect to be classified as a “passive foreign investment company” (see “Passive Foreign Investment Companies” below). Accordingly, dividends paid by us to individual U.S. holders on shares held for the minimum holding period should be eligible for the reduced income tax rate. In addition to the income tax on dividends discussed above, certain non-corporate U.S. holders will also be subject to the 3.8% Medicare tax on dividends as discussed below under “Medicare Tax on Unearned Income”.
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
As of December 31, 2020, we had outstanding currency option and forward contracts to hedge payroll, facilities expenses and lease obligations, denominated in NIS, INR and PHP, in the total amount of approximately $94 million. The fair value of those contracts was approximately $5.83 million. These transactions were for a period of up to one year
The following table details the balance sheet exposure (i.e., the difference between assets and liabilities) in our main foreign currencies, as of December 31, 2020, against the relevant functional currency.

	Functional currencies
	(In U.S. dollars in millions)
	USD	GBP	CAD	MXN	AUD	SGD
Foreign currencies
USD	$—	$5	$1	$5	$2	$(1)
GBP	$—	$—	$—	$—	$—	$—
EUR	$10	$10	$—	$—	$—	$—
CAD	$10	$1	$—	$—	$—	$—
AUD	$4	$—	$—	$—	$—	$—
MXN	$8	$—	$—	$—	$—	$—
CHF	$—	$—	$—	$—	$—	$—
JPY	$2	$—	$—	$—	$—	$—
INR	$(13)	$—	$—	$—	$—	$—
SGD	$(4)	$—	$—	$—	$—	$—
HKD	$(3)	$—	$—	$—	$—	$—
ILS	$(9)	$—	$—	$—	$—	$—
PHP	$(4)	$—	$—	$—	$—	$—
BRL	$2	$—	$—	$—	$—	$—
Other currencies	$(1)	$—	$—	$—	$—	$—

The table below presents the fair value of firmly committed transactions for lease obligations denominated in currencies other than the functional currency:

	(In U.S. dollars in millions)
	New Israeli Shekel	Other currencies	Total
Less than 1 year	$7,510	$2,150	$9,660
1-3 years	$5,810	$4,290	$10,100
3-5 years	$—	$4,030	$4,030
Over 5 years	$—	$3,880	$3,880
Total	$13,320	$14,350	$27,670

Interest Rate Risk
We are subject to interest rate risk on our investments and on our borrowings.
In November 2016, we completed the acquisition of inContact and utilized $475 million in debt financing with a variable interest rate toward payment of the consideration in the transaction.
On January 18, 2017, we issued $287.5 million aggregate principal amount of 1.25% Exchangeable Senior Notes due 2024.
On August 24, 2020, we issued $460 million aggregate principal amount of 0% Exchangeable Senior Notes due 2025 and on November 30, 2020, we used the proceeds from these notes to repay the remaining $215 million principal amount of our term debt and to terminate the term loan facility.
Our outstanding debt obligations, the corresponding interest rates, currency and repayment schedules as of December 31, 2020, are set forth in the table below in U.S. dollar equivalent terms.

Currency	Total amount	Interest rate	2020	2021	2022	2023	2024	2025 & thereafter

	(In millions)
Fixed Rate:
USD	$747.5	0%-1.25%					$287.5	$460.0
Total:	$747.5						$287.5	$460.0
Debt issuance costs, net of amortization	(10.4)
Unamortized discount	(55.9)
Total:	$681.2

Our investments are exposed to market risk due to fluctuations in interest rates, which may affect our interest income and the fair market value of our marketable securities portfolio.
Our marketable securities portfolio consists of investment-grade corporate debentures, U.S. Government agencies and U.S. treasuries. As of December 31, 2020, 82.4% of our portfolio was in such securities and the remainder was in dollar deposits.
We invest in dollar deposits with U.S. banks, European banks, Israeli banks and money market funds. As of December 31, 2020, 17.6% of our portfolio was in such deposits. Since these investments are for short periods, interest income is sensitive to changes in interest rates.

The weighted average duration of the securities portfolio, as of December 31, 2020, is 2.13 years. The securities in our marketable securities portfolio are rated generally as A+ according to Standard and Poor’s rating or A1, according to Moody’s rating. Securities representing 2.9% of the marketable securities portfolio are rated as AAA; securities representing 21.4% of the marketable securities portfolio are rated as AA; securities representing 67.3% of the marketable securities portfolio are rated as A; securities representing 7.0% of the marketable securities portfolio are rated as BBB+ and securities representing 1.4 % of the marketable securities portfolio are rated as BBB- and BB- after being downgraded during the last year.
The table below presents the fair value of marketable securities which are subject to risk of changes in interest rate, segregated by maturity dates:

	Amortized Cost				Estimated fair value
	Up to 1 year	1-3 years	4-7 years	Total	Up to 1 year	1-3 years	4-7 years	Total
Corporate debentures	132.6	631.4	209.0	973.0	133.5	640.7	213.5	987.7
U.S. treasuries	2.9	14.7	—	17.6	2.9	15.1	—	18.0
U.S. government agencies	—	6.5	—	6.5		6.5	—	6.5
Total	135.5	652.6	209.0	997.2	136.4	662.3	213.5	1,012.3
•In millions

Other risks and uncertainties that could affect actual results and outcomes are described in Item 3, “Key Information – Risk Factors” in this annual report.
Item 12.    Description of Securities Other than Equity Securities.
American Depositary Shares and Receipts
Set forth below is a summary of certain provisions in relation to charges and other payments under the Deposit Agreement, as amended, among NICE, JPMorgan Chase Bank, N.A. as depositary (the “Depositary”), and the owners and holders from time to time of ADRs issued thereunder (the “Deposit Agreement”). A summary of rights of holders and additional terms contained in the Deposit Agreement has been filed as Exhibit 2.4 to this Annual Report. These summaries are not complete and are qualified in their entirety by the Deposit Agreement, a form of which has been filed as Exhibit 1 to the Registration Statement on Form F-6 (Registration No. 333-203623) filed with the SEC on April 24, 2015.
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
•a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);
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
During 2020, we received a payment in the amount of approximately $1 million from the depositary as reimbursement for expenses we incurred in 2020 in relation to the maintenance and administration of the ADR program.

PART II
Item 13.    Defaults, Dividend Arrearages and Delinquencies.
None.
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.
None.
Item 15.    Controls and Procedures.
Disclosure Controls and Procedures
An evaluation was performed under the supervision and with the participation of NICE’s management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of NICE’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer) concluded that NICE’s disclosure controls and procedures were effective as of such date.
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
Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. Our management based its assessment on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2020, our internal control over financial reporting is effective.
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

Item 16B.    Code of Ethics.
We have adopted a Code of Ethics and Business Conduct (the “Code of Ethics”) that applies to our principal executive and financial officers, and that also applies to all of our employees. If we make any substantive amendments to the Code of Ethics or grant any waiver from a provision of this code to our chief executive officer, principal financial officer or corporate controller, we will either disclose the nature of such amendment or waiver on our website or in our annual report on Form 20-F.
The Code of Ethics, among other things, summarizes the principles of our Anti-Bribery and Corruption Policy. We have zero tolerance for bribery and corruption and are committed to complying with applicable laws and regulations relating to the fight against bribery and corruption.

The Code of Ethics, and our separate Anti-Bribery and Corruption Policy, is available on our website: www.nice.com. Written copies are available upon request without charge.
Item 16C.    Principal Accountant Fees and Services.
Fees Paid to Independent Auditors
Fees billed or expected to be billed by Kost, Forer, Gabbay & Kasierer, a member of EY Global, and other members of EY Global for professional services for each of the last two fiscal years were as follows:

Services Rendered	2019 Fees	2020 Fees
Audit (1)	$862	$968
Audit-related (2)	$75	$247
Tax (3)	$465	$520
Total	$1,402	$1,735
(1)Audit fees refer to audit services for each of the years shown in this table which include fees associated with the annual audit for each of 2019 and 2020 (including an audit in each such year in accordance with section 404 of the Sarbanes-Oxley Act), certain procedures regarding our quarterly financial results submitted on Form 6-K, consultations concerning financial accounting and various accounting issues and performance of local statutory audits.
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
Item 16D.    Exemptions from the Listing Standards for Audit Committees.
Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
During 2020, we repurchased our ordinary shares as described in the table below.

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number (or approximately dollar value) of shares that may yet be purchased under the plans or programs

	(In dollars, except share amounts)

January 1 - January 31				63,083,146
February 1 - February 28	55,083	170.49	55,083	253,691,792
March 1 - March 31	90,804	161.25	90,804	239,049,546
April 1 - April 30	24,675	143.06	24,675	235,519,540
May 1 - May 31				235,519,540
June 1 - June 30				235,519,540
July 1 - July 31				235,519,540
August 1 - August 31				235,519,540
September 1 - September 30	13,664	224	13,664	232,453,939
October 1 - October 31	27,722	235	27,722	225,929,011
November 1 - November 30	49,051	228.26	49,051	214,732,630
December 1 - December 31	—	—	—	214,732,630
Total	260,999	185.25	260,999

On January 10, 2017, we announced that our Board of Directors authorized a program to repurchase up to $150 million of our issued and outstanding ordinary shares and ADRs.. On February 12, 2020, our Board of Directors authorized an additional program to repurchase up to $200 million of our issued and outstanding ordinary shares and ADRs, that commenced following completion of the prior program from 2017. Repurchases may be made from time to time in the open market or in privately negotiated transactions in accordance with applicable securities laws and regulations. The timing and amount of the repurchase transactions will be determined by management and may depend on a variety of factors including market conditions, alternative investment opportunities and other considerations.
These programs do not obligate us to acquire any particular amount of ordinary shares and ADRs and each program may be modified or discontinued at any time without prior notice.
Item 16F.    Change in Registrant’s Certifying Accountant.
None.
Item 16G.    Corporate Governance.
We follow the Israeli Companies Law, the relevant provisions of which are summarized in this annual report, rather than comply with the NASDAQ requirements relating to: (i) the quorum for shareholder meetings (see Item 10, “Additional Information – Memorandum and Articles of Association – Meetings of Shareholders” in this annual report); (ii) shareholder approval with respect to issuance of securities under equity-based compensation plans (see Item 10, “Additional Information – Memorandum and Articles of Association – Approval of Certain Transactions” and “Approval of Office Holder Compensation” in this annual report); and (iii) sending annual reports to shareholders (see Item 10, “Additional Information – Documents on Display” in this annual report).

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

2.3	Description of Securities (filed as Exhibit 2.3 to NICE’s Annual Report on Form 20-F filed with the SEC on April 6, 2020, and incorporated herein by reference).
4.1	NICE Ltd. 2016 Share Incentive Plan (filed as Exhibit 4.3 to NICE’s Annual Report on Form 20-F filed with the SEC on March 23, 2016, and incorporated herein by reference).
4.2	NICE Ltd. 2008 Share Incentive Plan, as amended (filed as Exhibit 99.1 to NICE’s Immediate Report on Form 6-K filed with the SEC on May 28, 2015, and incorporated herein by reference).
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

4.11
Guardian Analytics, Inc. 2006 Stock Plan (filed as Exhibit 4.4 to NICE Ltd.’s Registration Statement on Form S-8 (Registration No. 333-249186), filed with the SEC on October 1, 2020, and incorporated herein by reference).

4.12	Credit Agreement, dated November 14, 2016 (filed as Exhibit 4.15 to NICE Ltd.’s Annual Report on Form 20-F filed with the SEC on April 21, 2017, and incorporated herein by reference).
4.13	2017 Indenture, dated January 18, 2017 (filed as Exhibit 4.16 to NICE Ltd.’s Annual Report on Form 20-F filed with the SEC on April 21, 2017, and incorporated herein by reference).
4.14	2020 Indenture, dated August 27, 2020.
4.15	inContact Agreement and Plan of Merger, dated May 17, 2016 (filed as Exhibit 4.17 to NICE Ltd.’s Annual Report on Form 20-F filed with the SEC on April 21, 2017, and incorporated herein by reference).
8.1	List of significant subsidiaries.
12.1	Certification by the Chief Executive Officer of NICE Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
12.2	Certification by the Chief Financial Officer of NICE Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer of NICE Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer of NICE Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of EY Global.
101	The following financial information from NICE Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2020, formatted in Inline XBRL ("iXBRL"): (i) Consolidated Balance Sheets at December 31, 2020 and 2019 ; (ii) Consolidated Statements of Income for the years ended December 31, 2020, 2019 and 2018; (iii) Statements of Changes in Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2020, 2019 and 2018; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018; and (v) Notes to Consolidated Financial Statements.

NICE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020
IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

NICE Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NICE Ltd. and its subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company on December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 23, 2021 expressed an unqualified opinion thereon.

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

.

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition

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
The accounting for contracts with multiple elements which include a software license requires the company to exercise significant judgment in determining revenue recognition for these contracts and includes (a) identification and determination of whether products and services are considered distinct performance obligations that should be accounted for separately based on the terms and conditions of the relevant agreements (b) determination of stand-alone selling prices for each distinct performance obligation that are not sold separately. For products that are not sold separately, directly observable data is generally not available, which requires the Company to make significant assumptions regarding the stand-alone selling prices of the related performance obligations based on, among others, geographic or regional specific factors and internally approved pricing guidelines (c) the pattern of transferring control (i.e., timing of when revenue is recognized) for each distinct performance obligation. For cloud-based revenues recognized based on usage, the processing and recognition of revenue are highly automated and involves capturing and pricing significant volumes of data.
Given these factors, the related audit effort in evaluating management’s judgments in determining revenue recognition for these customer contracts was extensive and required a high degree of auditor judgment.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's process and controls to identify and determine the distinct performance obligations, the relative standalone selling price for each performance obligation and the determination of the timing of revenue recognition.
Our audit procedures included, among others, evaluating the methodology and reasonableness of management’s assumptions used for the estimate of stand-alone selling prices on a sample basis for products and services that are not sold separately

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

For a sample of customers, we (1) obtained and read contract source documents, including master agreements, and other documents that were part of the agreement, (2) tested management’s identification of significant terms for completeness, including the identification and determination of distinct performance obligations, (3) tested management’s calculations of revenue and the associated timing of revenue recognition, (4) we involved IT professionals with specialized skill and knowledge to assist in testing certain internal controls over the Company’s revenue process, including controls over the capture related usage transactional information through the Company’s IT systems. On a sample basis, we tested usage and observed that usage attributes such as duration and type of service were captured in the relevant IT systems.

Business Combination

Description of the Matter	During 2020, the Company completed its acquisition of Guardian Analytics Inc. for total consideration of $113.9 million, as described in Note 1 to the consolidated financial statements. The transaction was accounted for as a business combination.
Auditing the Company's accounting for its acquisition of Guardian Analytics Inc. was complex due to the significant estimation required by management in determining the fair value of the technology-related intangible assets and customer relationship intangible assets of $38.3 million and $6.7 million, respectively (collectively, “the intangible assets”). The significant estimation was primarily due to the judgmental nature of the inputs to the valuation models used to measure the fair value of these intangible assets, as well as the sensitivity of the respective fair values to the underlying significant assumptions. The Company used the discounted cash flow method of the income approach to measure the fair value of these intangible assets. The significant assumptions used to estimate the fair value of the intangible assets included, among others, discount rates, projected revenue growth rates and profit margins. These significant assumptions are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s process for accounting for acquired intangible assets. For example, we tested controls over management’s review of the valuation of intangible assets, including the review of the valuation model and significant assumptions used in the valuation.
To test the fair value of these acquired intangible assets, our audit procedures included, among others, evaluating the Company's use of valuation methodologies, evaluating the prospective financial information and testing the completeness and accuracy of underlying data supporting the significant assumptions and estimates. For example, we compared the significant assumptions to current industry, market and economic trends, historical results of the acquired business and to other relevant factors.
We involved our valuation professionals to assist in evaluation of the methodology used by the Company and certain assumptions included in the fair value estimates. For example, our valuation professionals performed independent comparative calculations to estimate the acquired entity discount rate.

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Accounting for the Issuance of Convertible Senior Notes

Description of the Matter	As described in Note 15 to the consolidated financial statements, in August and September 2020, the Company issued $460 million of 0% Convertible Senior Notes due 2025 (the "Notes") in a private placement. The nature of the convertible note transaction required management to allocate the total proceeds into liability and equity components, with the equity component representing the difference between the proceeds and the fair value of a similar liability that does not have an associated conversion feature. Management applied significant judgment in estimating the borrowing rate for a comparable non-convertible note that does not have an associated conversion feature, including in determining the Company's synthetic credit rating.
Auditing the Company's valuation of the accounting for convertible notes at issuance involved a high degree of auditor judgment, subjectivity, and effort due to significant management judgment required in determining the estimated borrowing rate of a comparable non-convertible note, which is a significant assumption in determining the fair value of a similar liability that does not have an associated conversion feature.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the valuation of and accounting for the Notes, management's assessment of the assumptions and data underlying the Notes.
Our substantive audit procedures included, among others, analyzing the methodology used by management to determine the fair value of a similar liability that does not have an associated conversion feature, evaluating management’s selection of the borrowing rate of a comparable non-convertible note, assessing the reasonableness of the underlying assumptions used to determine the borrowing rate, such as the Company’s synthetic credit rating, and performing an independent calculation of the carrying amounts attributable to the liability and equity components. In addition, professionals with specialized skill and knowledge were used to assist in evaluating whether the synthetic rate and borrowing rate of a comparable non-convertible notes used by management were reasonable considering the calculated synthetic rate and the appropriate interest curve. We have also evaluated the Company’s disclosures regarding the issuance of the Notes included in Note 15 to the consolidated financial statements

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global
We have served as the Company's auditor since 1995.
Tel-Aviv, Israel
March 23, 2021

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of NICE Ltd.

Opinion on Internal Control over Financial Reporting

We have audited NICE Ltd.'s and its subsidiaries (the Company) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019 and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and our report dated March 23, 2021 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global

Tel-Aviv, Israel
March 23, 2021

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2020	2019
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$442,267	$228,323
Short-term investments	1,021,613	210,772
Trade receivables (net of allowance for credit losses of $ $10,107 and $9,815 at December 31, 2020 and 2019, respectively)	303,100	319,622
Prepaid expenses and other current assets	175,340	116,972

Total current assets	1,942,320	875,689

LONG-TERM ASSETS:
Long-term investments	—	542,389
Prepaid expenses and other long-term assets	153,660	124,034
Property and equipment, net	137,785	141,647
Deferred tax assets	32,735	30,513
Operating lease right-of-use assets	97,162	106,196
Other intangible assets, net	366,003	411,019
Goodwill	1,503,252	1,378,418

Total long-term assets	2,290,597	2,734,216

Total assets	$4,232,917	$3,609,905

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2020	2019
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$33,132	$30,376
Deferred revenues and advances from customers	311,851	245,792
Current maturities of operating leases	22,412	21,519
Debt	259,881	251,583
Accrued expenses and other liabilities	417,174	391,685

Total current liabilities	1,044,450	940,955

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	36,295	26,045
Accrued severance pay	16,229	14,596
Deferred tax liabilities	32,109	52,509
Debt	421,337	213,313
Operating leases	92,262	103,490
Other long-term liabilities	1,751	1,731

Total long-term liabilities	599,983	411,684

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital-
Ordinary shares of NIS 1 par value:
Authorized: 125,000,000 shares at December 31, 2020 and 2019; Issued: 74,774,827 and 74,774,827 shares at December 31, 2020 and 2019, respectively; Outstanding: 63,050,434 and 62,398,221 shares at December 31, 2020 and 2019, respectively	18,961	18,961
Additional paid-in capital	1,681,587	1,568,035
Treasury shares at cost – 11,724,393 and 12,376,606 Ordinary shares at December 31, 2020 and 2019, respectively	(574,364)	(554,146)
Accumulated other comprehensive loss	(16,662)	(33,299)
Retained earnings	1,454,388	1,257,715
Total attributable to Nice Ltd's shareholders	2,563,910	2,257,266

Non-controlling interests	24,574	—

Total shareholders' equity	2,588,484	2,257,266

Total liabilities and shareholders' equity	$4,232,917	$3,609,905

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2020	2019	2018
Revenue:
Cloud	$777,331	$595,748	$461,183
Services	687,532	709,064	719,531
Product	183,153	269,100	263,805

Total revenue	1,648,016	1,573,912	1,444,519

Cost of revenue:
Cloud	339,985	289,852	236,079
Services	199,803	218,990	229,671
Product	22,164	22,926	31,065

Total cost of revenue	561,952	531,768	496,815

Gross profit	1,086,064	1,042,144	947,704

Operating expenses:
Research and development, net	218,182	193,718	183,830
Selling and marketing*	445,102	441,687	412,935
General and administrative	180,733	168,022	153,323

Total operating expenses	844,017	803,427	750,088

Operating income	242,047	238,717	197,616
Financial expenses and other, net	4,859	4,444	10,901

Income before taxes on income	237,188	234,273	186,715
Taxes on income	40,842	48,369	27,377

Net income	$196,346	$185,904	$159,338
Less - net loss attributable to non-controlling interests	327	—	—
Net income attributable to Nice Ltd's shareholders	$196,673	$185,904	$159,338

Basic earnings per share	$3.13	$2.99	$2.60

Diluted earnings per share	$2.98	$2.88	$2.52

Weighted average number of shares used in computing:
Basic earnings per share	62,710	62,120	61,387

Diluted earnings per share	65,956	64,661	63,309
*Includes reclassification of amortization of acquired intangible assets.
The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018
Net income	$196,346	$185,904	$159,338

Other comprehensive income (loss), net of tax:

Change in foreign currency translation adjustment	4,998	2,458	(9,261)

Available-for-sale investments:
Change in net unrealized gains (losses)	11,249	6,260	(574)
Less - reclassification adjustment for net gains realized and included in net income	(2,095)	(467)	(18)

Net change (net of tax effect of $(1,246), $(913) and $351)	9,154	5,793	(592)

Cash flow hedges:
Change in unrealized gains (losses)	4,954	5,495	(8,630)
Less - reclassification adjustment for net gains (losses) realized and included in net income	(2,469)	(429)	4,781

Net change (net of tax effect of $(339), $(691) and $370)	2,485	5,066	(3,849)

Total other comprehensive income (loss)	16,637	13,317	(13,702)

Comprehensive income	$212,983	$199,221	$145,636

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Retained earnings	Non-controlling Interest	Total shareholders' equity
Balance as of January 1, 2020	$18,961	$1,568,035	$(554,146)	$(33,299)	$1,257,715	$—	$2,257,266
Stock-based compensation	—	103,464	—	—	—	—	103,464
Issuance of treasury shares under share-based compensation plan (915,710 ordinary shares)	—	(19,266)	28,131	—	—	—	8,865
Treasury shares purchased	—	—	(48,349)	—	—	—	(48,349)
Equity component of convertible notes, net of issuance costs and deferred tax	—	28,816	—	—	—	—	$28,816
Equity awards assumed for acquisitions	—	538	—	—	—	—	$538
Other comprehensive income	—	—	—	16,637	—	—	$16,637
Minority interest related to acquisition	—	—	—	—	—	24,901	$24,901
Net income attributable to Nice Shareholders	—	—	—	—	196,673	—	$196,673
Net loss attributable to non-controlling interests	—	—	—	—	—	(327)	$(327)

Balance as of December 31, 2020	$18,961	$1,681,587	$(574,364)	$(16,662)	$1,454,388	$24,574	$2,588,484

The accompanying notes are an integral part of the consolidated financial statements

NICE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity

Balance as of January 1, 2019	$18,849	$1,499,986	$(527,417)	$(46,616)	$1,071,811	$2,016,613
Exercise of share options	112	1,907	—	—	—	2,019
Stock-based compensation	—	82,033.00	—	—	—	82,033
Issuance of treasury shares under share-based compensation plan (556,655 ordinary shares)	—	(15,891)	19,300	—	—	3,409
Treasury shares purchased	—	—	(46,029)	—	—	(46,029)
Other comprehensive income	—	—	—	13,317	—	13,317
Net income	—	—	—	—	185,904	185,904

Balance as of December 31, 2019	$18,961	$1,568,035	$(554,146)	$(33,299)	$1,257,715	$2,257,266

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity

Balance as of January 1, 2018	$18,595	$1,420,813	$(507,705)	$(32,914)	$850,772	$1,749,561
Effect of adopting ASU 2014-09: “Revenue from Contracts with Customers (ASC 606)”	—	—	—	—	61,701	61,701
Exercise of share options	254	16,143	—	—	—	16,397
Stock-based compensation	—	67,223	—	—	—	67,223
Issuance of treasury shares under share-based compensation plan (203,575 ordinary shares)	—	(4,976)	7,574	—	—	2,598
Treasury shares purchased	—	—	(27,286)	—	—	(27,286)
Other comprehensive loss	—	—	—	(13,702)	—	(13,702)
Equity awards assumed for acquisitions	—	783	—	—	—	783
Net income	—	—	—	—	159,338	159,338

Balance as of December 31, 2018	$18,849	$1,499,986	$(527,417)	$(46,616)	$1,071,811	$2,016,613

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018
Cash flows from operating activities:

Net income	$196,346	$185,904	$159,338
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	182,026	173,230	157,142
Stock-based compensation	101,667	80,864	67,223
Accrued severance pay, net	1,323	(1,964)	1,020
Amortization of premium and discount and accrued interest on marketable securities	(633)	(53)	(598)
Deferred taxes, net	(33,241)	(12,208)	(30,172)
Changes in operating assets and liabilities:
Trade receivables, net	22,245	(29,863)	(72,583)
Prepaid expenses and other current assets	(80,665)	(76,180)	(29,852)
Trade payables	4,094	777	(3,526)
Accrued expenses and other liabilities	14,875	31,730	48,095
Operating lease right-of-use assets, net	18,167	19,104	—
Deferred revenues	63,202	13,810	92,768
Operating lease liabilities	(19,569)	(18,839)	—
Amortization of discount on debt	13,297	9,236	8,670
Other	(2,828)	(1,390)	(916)

Net cash provided by operating activities	480,306	374,158	396,609

Cash flows from investing activities:

Purchase of property and equipment	(24,186)	(27,293)	(31,442)
Purchase of investments	(583,115)	(619,060)	(429,500)
Proceeds from investments	328,593	362,713	137,180
Payments for business and asset acquisitions, net of cash acquired	(147,261)	(25,972)	(104,776)
Capitalization of internal use software costs	(39,098)	(34,679)	(32,225)

Net cash used in investing activities	(465,067)	(344,291)	(460,763)

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018
Cash flows from financing activities:
Proceeds from issuance of shares upon exercise of options	8,865	5,428	19,048
Purchase of treasury shares	(48,272)	(47,276)	(26,004)
Capital lease payments	(177)	(816)	(876)
Proceeds from issuance of exchangeable senior notes, net	451,421	—	—
Repayment of debt	(215,000)	—	(8,436)

Net cash provided by (used in) financing activities	196,837	(42,664)	(16,268)

Effect of exchange rate changes on cash	1,868	(979)	(5,781)

Net change in cash and cash equivalents	213,944	(13,776)	(86,203)
Cash and cash equivalents at the beginning of the year	228,323	242,099	328,302
Cash and cash equivalents at the end of the year	$442,267	$228,323	$242,099

Supplemental disclosure of cash flows activities:
Cash paid during the year for:
Income taxes	$83,251	$65,200	$42,858
Interest	$7,829	$11,493	$12,319
NNon-cash activities:
Decrease in other receivables with respect to exercise of share options	$—	$—	$53
Increase in accrued expenses and other liabilities with respect to purchase of treasury shares	$112	$35	$1,282

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:-    GENERAL
a.General:
NICE Ltd. and its subsidiaries (the “Company”) is a global enterprise software leader, providing cloud platforms for AI-driven business solutions that serve two main markets, Customer Engagement and Financial Crime and Compliance. The Company's core mission is to transform experiences to be extraordinary and trusted. The Company's solutions are used by customer service organizations of enterprises of all sizes and verticals, and by compliance and fraud-prevention groups in leading financial institutions, offered in multiple delivery models, including cloud and on-premises.

The Company helps organizations transform customer experiences with solutions aimed at understanding consumer journeys, creating smarter hyper-personalized connections, managing omnichannel interactions and providing digital-centric self-service capabilities. The Company also helps organizations transform their workforce experience with solutions aimed at engaging employees, optimizing operations and automating processes. In the Financial Crime and Compliance market, the Company protect financial services organizations and their customers’ accounts and transactions, with solutions that identify risks faster and earlier to prevent money laundering and fraud, as well as ensure compliance in real-time. .

NICE Ltd. is at the forefront of several industry technological disruptions that have greatly accelerated over the course of the recent pandemic: the adoption of cloud platforms by organizations of all sizes and verticals, the shift of consumer and organizational preferences towards digital-centric services and experiences, the growing acceptance of AI, and the need to manage, optimize and engage a diverse and remote workforce. The Company's suite of integrated portfolio of solutions, based on the Company's unique domain expertise, provide customer experience, financial crime and public safety organizations with industry-leading agility and unmatched innovation that are essential for organizations’ success.

b.Acquisitions:
1. Acquisitions in 2020:
a.On August 18, 2020 the Company completed the acquisition of Guardian Analytics, Inc. ("Guardian Analytics"), a leading AI cloud-based financial crime risk management solution provider. The Company acquired Guardian Analytics for total consideration of $113,921.

Upon acquisition, Guardian Analytics became a wholly-owned subsidiary of the Company. The acquisition was accounted for as a business combination. As of the acquisition date the Company preliminarily recorded core technology, customer relationships, customer backlog and goodwill in amounts of $38,341; $6,659; $1,028 and $65,888, respectively. The estimated useful life of the core technology, customer relationships, and customer backlog is 6 years, 8 years and 2 years respectively.

Goodwill generated from this business combination is attributed to synergies between the Company's and Guardian Analytics respective products and services. The goodwill is not deductible for income tax purposes. The preliminary fair value of assets acquired and liabilities assumed from those acquisitions completed during 2020 were based upon preliminary calculations and valuations, and the estimates and assumptions for this acquisition are subject to change as the Company obtains additional information during the respective measurement periods (up to one year from the respective acquisition dates).

The results of Guardian analytics operations have been included in the consolidated financial statements since August 18, 2020. Pro forma results of operations related to this acquisition have not been prepared because they are not material to the Company's consolidated statement of income.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

b. During 2020, the Company acquired certain additional companies (in one of them the Company acquired 50.1% of the share capital), which was accounted for as a business combination for a total consideration of $50,686. The financial results of the those acquired companies are included in the Company’s consolidated financial statements from their respective acquisition dates, and the results from these acquisitions individually and in aggregate, were not material to the Company’s consolidated financial statements. The Company preliminary recorded $22,968 of identifiable intangible assets based on their estimated fair values, and $54,869 of residual goodwill. The preliminary fair value of the non-controlling interest on the acquisition date was approximately $24,985.

The preliminary fair value of assets acquired and liabilities assumed from acquisitions completed during 2020, were based upon preliminary calculations and valuations, and the estimates and assumptions for these acquisitions are subject to change as the Company obtains additional information during the respective measurement periods (up to one year from the respective acquisition dates).

2. Acquisitions in 2019:
During 2019, the Company acquired certain companies accounted for as a business combination and an asset acquisition (see also note 2z). The financial results of the acquired companies are included in the Company’s consolidated financial statements, from their respective acquisition dates, and the results from each of these companies were not individually material to the Company’s consolidated financial statements. In the aggregate, the total purchase price for these acquisitions was approximately $26,671 in cash. The Company recorded $15,683 of identifiable intangible assets, based on their estimated fair values, and $14,480 of residual goodwill.

3. Acquisition of Mattersight Corporation in 2018:
On August 20, 2018, the Company completed the acquisition of Mattersight Corporation ("Mattersight"), a leading provider of cloud-based analytics for customer service organizations. The Company acquired Mattersight for total consideration of $105,053.
Upon acquisition, Mattersight became a wholly-owned subsidiary of the Company. The acquisition was accounted for as a business combination. As of the acquisition date the Company recorded core technology, customer relationships, customer backlog and goodwill in amount of $50,852; $7,757; $5,439 and $48,579, respectively. The estimated useful life of the core technology, customer relationships, and customer backlog is 5 to 7 years, 7 years, and 2 to 3 years, respectively.
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

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)
4. Acquisitions related costs:
During 2020, 2019 and 2018, acquisition related costs amounted to $1,720, $720 and $1,249 respectively, and were included in general and administrative expenses.

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
NICE Ltd. and certain subsidiaries' transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with ASC 830, “Foreign Currency Matters”. All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of income as financial income or expenses, as appropriate.
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
c.Principles of consolidation:
The consolidated financial statements incorporate the financial statements of the Company and all of its subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.
d.Cash equivalents:
Cash equivalents are short-term unrestricted highly liquid investments that are readily convertible into cash, with original maturities of three months or less at acquisition.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
e.Marketable securities:
The Company accounts for investments in debt securities in accordance with ASC 320, "Investments - Debt and Equity Securities" and ASC No. 326, “Financial Instruments - Credit Losses”. Management determines the appropriate classification of its investments in debt securities at the time of purchase and re-evaluates such determinations at each balance sheet date.

Marketable securities classified as "available-for-sale" ("AFS") are carried at fair value, based on quoted market prices. Unrealized gains and losses are reported in a separate component of shareholders' equity in accumulated other comprehensive income, net of taxes. Gains and losses are recognized when realized, on a specific identification basis, in the Company's consolidated statements of income.

For each reporting period, the Company evaluates whether declines in fair value below carrying value are due to expected credit losses, as well as the company's ability and intention to hold the investment until a forecasted recovery occurs, in accordance with ASC 326. Allowance for credit losses on AFS debt securities are recognized as a charge in financial expenses (income), net, on the consolidated statements of income, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss). In 2019 and 2018, no other than temporary impairment were recorded and in 2020 no credit losses were recorded.
In 2020, the Company classified all securities with maturities beyond 12 months as current assets under the caption marketable securities on the consolidated balance sheet. These securities are available to support current operations and the company may sell these debt securities prior to their stated maturities.
f.Property and equipment, net:
Property and equipment are stated at cost, net of accumulated depreciation.
Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual periods ranges:

Years
Computers and peripheral equipment	3 - 5
Internal use software	3
Office furniture and equipment	4 - 14

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

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
h.Other intangible assets, net:
Other intangible assets are amortized over their estimated useful lives using the straight-line method, at the following annual periods ranges:

Years
Core technology	4 – 8
Customer relationships	3 - 8
Trademarks	2 - 12
Customer backlog	2 - 3

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
Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows to the carrying amount of the asset, an impairment charge is recorded for the excess of the carrying amount over fair value. In 2020, 2019 and 2018, no impairment charge was recognized.
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
In 2020 the Company adopted ASU 2017-04. Therefore, if the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the Company prepares a quantitative analysis to determine whether the carrying value of reporting unit exceeds its estimated fair value. If the carrying value of a reporting unit exceeds its estimated fair value, the Company recognizes an impairment of goodwill for the amount of this excess, in accordance with the guidance in FASB Accounting Standards Update ("ASU") No. 2017-04, Intangibles - Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment, which the company adopted as of January 1, 2020.

During the fourth quarter of each of the years presented, the Company performed a qualitative assessment for its reporting units and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required. Accordingly, during the years 2020, 2019 and 2018, no impairment charge was recognized.
k.Exchangeable senior notes:
The Company applies ASC 815, “Derivative and Hedging” (“ASC ”), and ASC 470, “Debt” (“ASC 470”). Under these standards, the Company separately accounts for the liability and equity components of

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
convertible debt instruments that may be settled in cash in a manner that reflects the Company's nonconvertible debt borrowing rate. The liability component at issuance is recognized at fair value, based on the fair value of a similar instrument that does not have a conversion feature. The equity component is based on the excess of the principal amount of the debentures over the fair value of the liability component, after adjusting for an allocation of debt issuance costs, and is recorded as capital in excess of par.
Debt discounts are amortized as additional non-cash interest expense over the expected life of the debt. The Company allocated the total issuance costs incurred to the liability and equity components of the convertible senior notes based on the same proportions as the proceeds from the notes.
l.Revenue recognition:
The Company generates revenues from sales of cloud, service, and software products, which include software-as-a-service, network connectivity, hosting, support and maintenance, implementation, configuration, project management, consulting and training, and software license. The Company sells its cloud, products and services directly through its sales force and indirectly through a global network of distributors, system integrators and strategic partners, all of whom are considered end-users.

Starting 2018, the Company recognizes revenues in accordance with ASC No. 606, “Revenue from Contracts with Customers” (“ASC 606”). Under the standard, the Company recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. To determine revenue recognition for contracts that are within the scope of the standard, the Company performs the following five steps:

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
The Company typically establish SSP range for its products and services, which is reassessed on a periodic basis or when facts and circumstances change. SSP for products and services can evolve over time due to changes in the Company's pricing practices that are influenced by intense competition, changes in demand for products and services, and economic factors, among others.

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
5) Recognize revenue when (or as) the entity satisfies a performance obligation
The Company derives its cloud revenues from subscription services, which are comprised of subscription fees from granting customers access to the Company’s cloud platforms, network connectivity and set up fees for deployment of certain cloud platforms.

Revenue from subscription services is recognized either ratably over the contract period or based on usage, revenue from network connectivity is based on customer call usage and is recognized in the period the call is initiated, and services fees for deployment are amortized over average customer life.

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
Professional services revenues, except fees for deployment of certain cloud platforms, are recognized as services are performed.

Deferred revenues, which represent a contract liability, represent unrecognized fees collected mostly for maintenance, cloud and professional services. Deferred revenues are recognized as (or when) the Company performs under the contract. The amount of revenues recognized in the period that was included in the opening deferred revenues balance was approximately $215,737 for the year ended December 31, 2020.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
As of December 31, 2020, the aggregate amount of the total transaction price allocated in contracts with original duration greater than one year of the remaining performance obligations was approximately $1,348,100. For performance obligation which are recognized over time, based on usage, the Company elected to disclose only the contractual minimum attributed to these performance obligations, as part of the remaining performance obligation disclosure.
As of December 31, 2020, the Company expects to recognize the majority of the revenue of remaining performance obligations over the next 24 months. Such remaining performance obligations represent unsatisfied or partially unsatisfied performance obligations pursuant to ASC 606. The Company has elected the optional exemption, which allows for the exclusion of the amounts for remaining performance obligations that are part of contracts with an original expected duration of one year or less.
m.Costs to Obtain Contracts:
The Company capitalizes sales commission as costs of obtaining a contract when they are incremental and if they are expected to be recovered. The Company applies judgment in estimating the amortization period by taking into consideration customer contract terms,     history of renewals, expected length of customer relationship, as well as the useful life of the underlying technology and products. Amortization of sales commission expense is included in Selling and Marketing expenses in the accompanying consolidated statements of income. For costs that the Company would have capitalized and amortized over one year or less, the Company has elected to apply the practical expedient and expense these contract costs as incurred. Commission expense for the years 2020, 2019 and 2018 were $100,219; $92,468 and $75,890, respectively.
n.Research and development costs:
Research and development costs (net of grants and capitalized expenses) incurred in the process of software production are charged to expenses as incurred.
o.Income taxes:
To prepare the consolidated financial statements, the Company estimates its income taxes in each of the jurisdictions in which it operates, and in certain of these jurisdictions, it is calculated based on the Company's assumptions as to its entitlement to various benefits under the applicable tax laws in the jurisdiction. The entitlement to such benefits depends upon the Company's compliance with the terms and conditions set out in these laws.

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes.” ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized. Deferred tax assets and deferred tax liabilities are presented under long-term assets and long-term liabilities, respectively.
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
The Company's trade receivables are derived from sales to customers generated from a multitude of markets in countries around the world. The Company performs ongoing credit evaluations of its customers and insures certain of its receivables with a credit insurance company. A general allowance for Credit losses is provided, based on the length of time the receivables are past due.

The Company's marketable securities include investment in corporate debentures, U.S. Treasuries and U.S. Government Agencies. The Company's investment policy limits the amount that the Company may invest in any one type of investment per minimum credit rating or specific issuer, thereby reducing credit risk concentrations.
The Company entered into foreign currency forward and option contracts intended to protect cash flows resulting from payroll and facilities related expenses against the volatility in value of forecasted non-dollar currency. The derivative instruments hedge a portion of the Company's non-dollar currency exposure. See Note 10 for additional information.
r.Severance pay:
The Israeli Severance Pay Law-1963 (the “Severance Pay Law”) generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain circumstances. The Company makes ongoing deposits into Israeli employees' pension plans to fund their severance liabilities. According to Section 14 of the Severance Pay Law, the Company deposits for employees employed by the Company since May 1, 2009 are made in lieu of the Company's severance liability, therefore no obligation is provided for in the financial statements. Severance pay liabilities for employees employed by the Company prior to May 1, 2009, as well as employees with special contractual arrangements, are provided for in the financial statements based upon the latest monthly salary multiplied by the number of years of employment.
Severance pay expense for 2020, 2019 and 2018 amounted to $9,649, $7,656 and $13,453, respectively.
The Company also has other liabilities for severance pay in other jurisdictions.
The Company has multiple 401(k) defined contribution plans covering certain employees in the U.S. All eligible employees may elect to contribute a portion of their eligible compensation, generally not greater than an annual contribution of $19.5 in 2020, and $19 in 2019 and 2018 (for certain employees over 50

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
years of age the maximum annual contribution is $26 per year in 2020, and $25 in 2019 and 2018) of their total annual compensation to the plan through salary deferrals, subject to IRS limits. The Company, at its discretion, matches 50% of employee contributions to the plan up to a limit of 6-8% of their eligible compensation. In the years 2020, 2019 and 2018, the Company recorded an expense for all matching contributions in the amount of $8,893; $8,068 and $7,732, respectively.

s.Leases
The Company elected to combine its lease and non-lease components for car leases and to not recognize a lease liability and a right-of-use (“ROU”) asset on the balance sheet for leases with a term of twelve months or less. The Company recognize the associated lease payments in the consolidated statements of income on a straight-line basis over the lease term.

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

t.Basic and diluted net earnings per share:
Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year plus dilutive potential equivalent ordinary shares considered outstanding during the year, in accordance with ASC 260, “Earnings per Share”.
As further described in Note 15, the Company entered into an exchangeable note hedge transaction and warrants transaction. While the exchangeable note hedge transaction is anti-dilutive and as such is not included in the computation of diluted earnings per share, the warrants transaction had dilutive effect and as such was included in the computation of the diluted earnings per share. The number of shares related to the outstanding exchangeable note hedge transaction is 3,457,475.
As the Company's intention and ability is to settle the convertible senior notes issued in 2017 in cash, the potential issuance of shares related to these notes does not have a dilutive effect on the shares.
The Company intends to settle the principal amount of the convertible senior notes issued in 2020 in cash and therefore will use the treasury stock method for calculating any potential dilutive effect on diluted net income per share, if applicable. The conversion will have a dilutive impact on diluted net income per share when the average market price of an ordinary share for a given period exceeds the conversion price of $299.19 per share. 1,537,504 shares underlying the conversion option of the convertible senior notes issued in 2020 are not considered in the calculation of diluted net income per share as the effect would be anti-dilutive.
The weighted average number of shares related to outstanding anti-dilutive options excluded from the calculations of diluted net earnings per share was 2,295; 4,921 and 108,617 for the years 2020, 2019 and 2018, respectively.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
u.Accounting for stock-based compensation:
The Company accounts for stock-based compensation in accordance with ASC 718, “Compensation - Stock Compensation” (“ASC 718”), which requires the measurement and recognition of stock base compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model.
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
v.Fair value of financial instruments:
The Company applies ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”). Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. The Company measures its investments in money market funds classified as cash equivalents, marketable securities and its foreign currency derivative contracts at fair value.
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
x.Advertising expenses:
Advertising expenses are charged to expense as incurred. Advertising expenses for the years 2020, 2019 and 2018 were $14,134; $16,040 and $13,527, respectively.
y.Treasury shares:
The Company repurchases its ordinary shares from time to time on the open market or in other transactions and holds such shares as treasury shares. The Company presents the cost to repurchase treasury shares as a reduction of shareholders' equity. The Company reissues treasury shares under the stock purchase plan, upon exercise of options and upon vesting of restricted stock units ("RSU"). Reissuance of treasury shares is accounted for in accordance with ASC 505-30 whereby gains are credited to additional paid-in capital and losses are charged to additional paid-in capital to the extent that previous net gains are included therein and otherwise to retained earnings.
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
Significant estimates in valuing certain intangible assets include, but are not limited to future expected cash flows from customer relationships, acquired technology and acquired trademarks from a market participant perspective, useful lives and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
result, actual results may differ from estimates. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.
The Company accounts for a transaction as an asset acquisition pursuant to the provisions of ASU 2017-01, “Clarifying the Definition of a Business,” when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, or otherwise does not meet the definition of a business. Asset acquisition-related costs are capitalized as part of the asset or assets acquired.

aa.     Non-controlling interests

The consolidated financial statements included the Company's accounts and the accounts of the Company's wholly- and majority-owned subsidiaries. Non-controlling interest positions of our consolidated entities are reported as a separate component of consolidated equity from the equity attributable to the Company’s shareholders.

ab.     Comprehensive income:
The Company accounts for comprehensive income in accordance with ASC 220, "Comprehensive Income". Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income relate to gains and losses on hedging derivative instruments, unrealized gains and losses on available for sale marketable securities and changes in foreign currency translation adjustments.
The following tables show the components of accumulated other comprehensive income, net of taxes, as of December 31, 2020 and 2019:

	Year ended December 31, 2020
	Unrealized gains (losses) on marketable securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total
Beginning balance	$4,131	$2,351	$(39,781)	$(33,299)

Other comprehensive income before reclassifications	$11,249	$4,954	$4,998	21,201
Amounts reclassified from accumulated other comprehensive loss	$(2,095)	$(2,469)	—	(4,564)
Net current-period other comprehensive income	9,154	2,485	4,998	16,637
Ending balance	$13,285	$4,836	$(34,783)	$(16,662)

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Year ended December 31, 2019
	Unrealized losses on marketable securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total
Beginning balance	$(1,662)	$(2,715)	$(42,239)	$(46,616)
Other comprehensive loss before reclassifications	6,260	5,495	2,458	14,213
Amounts reclassified from accumulated other comprehensive income (loss)	(467)	(429)	—	(896)
Net current-period other comprehensive loss	5,793	5,066	2,458	13,317
Ending balance	$4,131	$2,351	$(39,781)	$(33,299)

ac.    Recently adopted accounting standards:
On January 1, 2020, we adopted Accounting Standards Update No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, using the modified retrospective transition method. Upon adoption, we changed our impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost, including our accounts receivable. In addition, we modified our impairment model to the CECL model for AFS debt securities and discontinued using the concept of “other than temporary” impairment on AFS debt securities. CECL estimates on accounts receivable are recorded as general and administrative expenses on our consolidated statements of income. CECL estimates on AFS debt securities are recognized in interest and other income (expense), net on our condensed consolidated statements of income. The cumulative effect adjustment from adoption was immaterial to our consolidated financial statements. We continue to monitor the financial implications of the COVID-19 pandemic on expected credit losses.

In January 2017, the FASB issued ASU 2017-04 “Intangibles - Goodwill and Other (ASC 350): Simplifying the Accounting for Goodwill Impairment” (“ASU 2017-04”). ASU 2017-04 eliminates step 2 of the goodwill impairment test, which requires the calculation of the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. ASU 2017-04 is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. The Company adopted ASU 2017-04 effective January 1, 2020 with no material impact on our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, “Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract.” The new standard requires capitalization of the implementation costs incurred in a cloud computing arrangement that is a service contract, with the requirements for capitalization costs incurred to develop or obtain internal-use software. The new standard also requires presenting the capitalized implementation costs and their related amortization and cash flows on the financial statements in consistent with the prepaid amounts and fees related to the associated cloud computing arrangement. Capitalized implementation costs will be required to be amortized over the term of the arrangement, beginning when the module or component of the cloud computing arrangement that is a service contract is ready for its intended use. The Company adopted ASU 2018-15 effective January 1, 2020 on a prospective basis with no material impact to the Consolidated Financial Statements.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
ad.    Recently issued accounting standards, not yet adopted:
In August 2020, the FASB issued ASU 2020-06, which simplifies the guidance on the issuer’s accounting for convertible debt instruments by removing the separation models for (1) convertible debt with a cash conversion feature and (2) convertible instruments with a beneficial conversion feature. As a result, entities will not separately present in equity an embedded conversion feature in such debt. Instead, they will account for a convertible debt instrument wholly as debt, unless certain other conditions are met. The elimination of these models will reduce reported interest expense and increase reported net income for entities that have issued a convertible instrument that was within the scope of those models before the adoption of ASU 2020-06. ASU 2020-06 also requires that the effect of potential share settlement be included in the diluted earnings per share calculation when an instrument may be settled in cash or share. This amendment removes current guidance that allows an entity to rebut this presumption if it has a history or policy of cash settlement. Furthermore, ASU 2020-06 requires the application of the if-converted method for calculating diluted earnings per share, the treasury stock method will be no longer available. The provisions of ASU 2020-06 are applicable for fiscal years beginning after December 15, 2021, with early adoption permitted no earlier than fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact of ASU 2020-06 on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This standard simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in Topic 740 related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill and allocating consolidated income taxes to separate financial statements of entities not subject to income tax. ASU 2019-12 is effective for annual and interim periods in fiscal years beginning after December 15, 2020. Early adoption is permitted. The adoption of ASU 2019-12 is not expected to have a significant impact on the Company's consolidated financial statements.

NOTE 3:-    SHORT-TERM AND LONG-TERM INVESTMENTS
Short-term and long-term investments include marketable securities in the amount of $1,012,282 and $735,717 as of December 31, 2020 and 2019, respectively and short-term bank deposits in the amounts of $9,331 and $17,444 as of December 31, 2020 and 2019 ,respectively.
The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of available-for-sale marketable securities as of December 31, 2020 and 2019:

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Estimated fair value (Level 2 within the fair value hierarchy)
	December 31,		December 31,		December 31,		December 31,
	2020	2019	2020	2019	2020	2019	2020	2019
Corporate debentures	$973,029	$687,886	$15,016	$4,865	$(343)	$(271)	$987,702	$692,480
U.S. Treasuries	17,613	23,182	418	82	—	(2)	18,031	23,262
U.S. Government Agencies	6,546	19,957	3	38	—	(20)	6,549	19,975
	$997,188	$731,025	$15,437	$4,985	$(343)	$(293)	$1,012,282	$735,717

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:- SHORT-TERM AND LONG-TERM INVESTMENTS (Cont.)

As of December 31, 2020, the Company classified all of its available for sale marketable securities portfolio to short term presentation on the balance sheet, since the Company’s investment policy changed such that the portfolio is available for use in current operations.

The scheduled maturities of available-for-sale marketable securities as of December 31, 2020 are as follows:

	Amortized cost	Estimated fair value
Due within one year	$135,533	$136,391
Due after one year through five years	861,655	875,891
	$997,188	$1,012,282

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values as of December 31, 2020 and 2019 are as indicated in the following tables:

	December 31, 2020
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debentures	$194,587	$(337)	$8,590	$(6)	$203,177	$(343)
U.S. Treasuries	2,936	—	—	—	2,936	—
	$197,523	$(337)	$8,590	$(6)	$206,113	$(343)

	December 31, 2019
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debentures	$70,733	$(117)	$48,658	$(154)	$119,391	$(271)
U.S. Treasuries	—	—	5,005	(2)	5,005	(2)
U.S. Government Agencies	10,974	(20)	—	—	10,974	(20)
	$81,707	$(137)	$53,663	$(156)	$135,370	$(293)

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 4:-    PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2020	2019
Government authorities	$81,012	$46,444
Interest receivable	5,829	6,948
Prepaid expenses	81,459	56,008
Other	7,040	7,572
	$175,340	$116,972

NOTE 5:-    PREPAID EXPENSES AND OTHER LONG-TERM ASSETS

	December 31,
	2020	2019
Deferred commission costs	$94,087	$79,336
Severance pay fund	13,511	13,201
Prepaid expenses	39,875	27,912
Other	6,187	3,585
	$153,660	$124,034

NOTE 6:-    PROPERTY AND EQUIPMENT, NET

	December 31,
	2020	2019
Cost:
Computers and peripheral equipment	$192,898	$187,405
Internal use software	145,914	105,297
Office furniture and equipment	10,417	9,943
Leasehold improvements	56,976	55,599
	406,205	358,244
Accumulated depreciation:
Computers and peripheral equipment	147,618	136,748
Internal use software	75,743	41,622
Office furniture and equipment	6,733	5,418
Leasehold improvements	38,326	32,809
	268,420	216,597
Depreciated cost	$137,785	$141,647

Depreciation expense totaled $67,892, $60,174 and $49,963 for the years 2020, 2019 and 2018, respectively.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 6:- PROPERTY AND EQUIPMENT, NET (Cont.)
The Company recorded a reduction of $22,355 and $18,653 to the cost and accumulated depreciation of fully depreciated equipment and leasehold improvements no longer in use for the years ended December 31, 2020 and 2019, respectively.
NOTE 7:-    OTHER INTANGIBLE ASSETS, NET
a.Definite-lived other intangible assets:

	December 31,
	2020	2019
Original amounts:
Core technology	$635,250	$577,692
Customer relationships, backlog and distribution network	269,717	258,137
Trademarks	44,440	44,440
	949,407	880,269
Accumulated amortization:
Core technology	353,558	281,319
Customer relationships, backlog and distribution network	207,165	170,454
Trademarks	22,681	17,477
	583,404	469,250
Other intangible assets, net	$366,003	$411,019

b.Amortization expense amounted to $114,134, $113,056 and $107,179 for the years ended December 31, 2020, 2019 and 2018, respectively.
c.Estimated amortization expense:

For the year ended December 31,
2021	$112,883
2022	93,096
2023	77,506
2024	60,291
2025	13,966
Thereafter	8,261
$366,003

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 8:-    GOODWILL
Following the Company's acquisitions in 2020 and 2019, as described in Note 1b, the changes in the carrying amount of goodwill allocated to reportable segments for the years ended December 31, 2020 and 2019 are as follows:

	Year ended December 31, 2020
	Customer Engagement	Financial Crime and Compliance	Total
As of January 1, 2020	$1,114,680	$263,738	$1,378,418
Acquisitions	35,034	85,723	120,757
Functional currency translation adjustments	3,309	768	4,077
As of December 31, 2020	$1,153,023	$350,229	$1,503,252

	Year ended December 31, 2019
	Customer Engagement	Financial Crime and Compliance	Total
As of January 1, 2019	$1,103,091	$263,115	$1,366,206
Acquisitions (*)	9,176	—	9,176
Functional currency translation adjustments	2,413	623	3,036
As of December 31, 2019	$1,114,680	$263,738	$1,378,418
(*)Including adjustment of $(5,304), resulting from finalization of purchase price allocations with respect to 2019.
(*)
NOTE 9:-    ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2020	2019
Payroll and related expenses	$190,274	$179,291
Accrued expenses	95,951	107,901
Government authorities	127,129	101,194
Other	3,820	3,299
	$417,174	$391,685

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 10:-    DERIVATIVE INSTRUMENTS
The Company's risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates.
ASC 815, “Derivatives and Hedging” ("ASC 815"), requires the Company to recognize all of its derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, an entity must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.
Beginning January 1, 2019, gains and losses on derivatives instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that are attributable to a particular risk), are recorded in accumulated other comprehensive income (loss) and reclassified into in the same accounting period in which the designated forecasted transaction or hedged item affects earnings. Prior to January 1, 2019, cash flow hedge ineffectiveness was separately measured and reported immediately in earnings. Cash flow hedge ineffectiveness was immaterial during 2018.

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

	Notional amount		Fair value (Level 2 within the fair value hierarchy)
	December 31,		December 31,
	2020	2019	2020	2019
Option contracts to hedge payroll
expenses ILS	$—	$16,204	$—	$294
expenses INR	15,733	21,904	795	800
Option contracts to hedge lease obligations
expenses ILS	—	1,273	—	19
expenses INR	901	2,006	46	80
Forward contracts to hedge payroll
expenses ILS	67,652	67,139	4,807	1,333
expenses INR	7,866	10,032	168	50
expenses PHP	1,623	2,362	3	64
Forward contracts to hedge lease obligations
expenses INR	451	—	10	—
expenses ILS	—	2,546	—	67
expenses PHP	—	5,354	—	12
	$94,226	$128,820	$5,829	$2,719

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:- DERIVATIVE INSTRUMENTS (Cont.)

The Company currently hedges its exposure to the variability in future cash flows for a maximum period of one year. As of December 31, 2020, the Company expects to reclassify all of its unrealized gains and losses from accumulated other comprehensive income to earnings during the next twelve months.
The fair value of the Company's outstanding derivative instruments at December 31, 2020 and 2019 is summarized below:

		Fair value of derivative instruments
		December 31,
	Balance sheet line item	2020	2019
Derivative assets:
Foreign exchange option contracts	Prepaid expenses and other current assets	$841	$1,194
Foreign exchange forward contracts	Prepaid expenses and other current assets	4,988	1,525
Derivative liabilities:
Foreign exchange option contracts	Accrued expenses and other liabilities	—	—
Foreign exchange forward contracts	Accrued expenses and other liabilities	$—	$—

The effect of derivative instruments in cash flow hedging relationship on income and other comprehensive income for the years ended December 31, 2020, 2019 and 2018 is summarized below:

	Amount of gain (loss) recognized in other comprehensive income on derivative, net of tax (effective portion)
	Year Ended December 31,
	2020	2019	2018
Derivatives in foreign exchange cash flow hedging relationships:
Forward contracts	$5,901	$2,108	$(6,059)
Option contracts	(947)	3,387	(2,571)
	4,954	$5,495	$(8,630)

Derivatives in foreign exchange cash flow hedging relationships:

		Amount of gain (loss) reclassified from other comprehensive income into income (expenses), net of tax (effective portion)
		Year Ended December 31,
	Statements of income line item	2020	2019	2018
Option contracts to hedge payroll and facility expenses	Cost of revenues and operating expenses	$(490)	$320	$66
Forward contracts to hedge payroll and facility expenses	Cost of revenues, operating expenses and financial expenses	(1,979)	(749)	4,715
		$(2,469)	$(429)	$4,781

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

The operating lease cost for the year ended December 31, 2020 was $23,086.

Supplemental cash flow information related to leases was as follows:

Year ended December 31, 2020
Operating cash flows from operating leases	$25,225
New right-of-use assets obtained in exchange for operating lease obligations	$9,243

Maturities of lease liabilities were as follows:

Operating Leases
2021	$22,777
2022	21,076
2023	13,389
2024	10,968
2025	9,649
Thereafter	72,010
Total lease payments	149,869

Less imputed interest	(35,195)

Total	$114,674

Supplemental balance sheet information related to leases was as follows:

Year Ended December 31, 2020
Current maturities of operating leases	22,412
Long-term operating leases	92,262
Total operating lease liabilities	$114,674

Weighted-average remaining operating lease term	10.17
Weighted-average discount rate of operating leases	5.23%

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 12:-    COMMITMENTS AND CONTINGENT LIABILITIES
a.Commitments:
The Company is also obligated under certain agreements with its suppliers to purchase licenses and hosting services. These non-cancelable obligations as of December 31, 2020 are $114,251.
b.Legal proceedings:
From time to time the Company or its subsidiaries may be involved in legal proceedings and/or litigation arising in the ordinary course of business. While the outcome of these matters cannot be predicted with certainty, the Company does not believe it will have a material effect on its consolidated financial position, results of operations, or cash flows.
c. Bank Guarantees:
The Company obtained bank guarantees as of December 31, 2020 of $4,129, primarily in connection with office lease agreements.

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
Income not eligible for Preferred Enterprise or Preferred Technology Enterprise benefits is taxed at the regular corporate tax rate, which remains 23% in 2020 (23.0% in 2019 and 2018 as well).
Prior to 2012, most of NICE Ltd. and its Israeli subsidiary's income was exempt from tax or subject to reduced tax rates under the Investment Law. Upon distribution of exempt income, the distributing company was subject to reduced corporate tax rates ordinarily applicable to such income under the Investment Law. Currently, income subjected to a reduced tax rate under the Preferred Enterprise and Preferred Technology Enterprise Regime will be freely distributable as dividends, subject to a 20%

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)
withholding tax (or lower, under an applicable tax treaty). However, upon the distribution of a dividend from such Preferred Income to an Israeli company, no withholding tax will be imposed
In September 2013, and pursuant to a temporary Israeli government tax relief, the Company made an election to pay reduced corporate tax on undistributed exempt income, generated under the Investment Law and accumulated by the company until December 31, 2011 and be entitled to distribute a dividend, without being required to pay additional corporate tax, from such income. NICE Ltd. duly released its and its Israeli subsidiary's tax-exempted income through 2011. In addition, under this election the Company was required to make and complete certain qualified investments in Israeli “industrial projects” (as defined in the Law), by December 31, 2018, which the Company believes it has done. In December 2020, in the context of a multi-year settlement with the Israeli Tax Authorities, the Israeli subsidiary paid a reduced corporate tax rate on its 2012 tax-exempted earnings. Further to the 2013 election and recent 2020 settlement, neither NICE Ltd. nor its Israeli subsidiary would have a tax liability upon future distributions of any previously tax-exempted earnings.

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
3.Tax benefits under the Israeli Law for the Encouragement of Industry (Taxation), 1969:
NICE Ltd. and its Israeli subsidiary believe they each currently qualify as an “Industrial Company” as defined by the above law and, as such, are entitled to certain tax benefits including deduction of public offering expenses in three equal annual installments and amortization of cost of purchased know-how and patents for tax purposes over 8 years.
b.Income taxes on non-Israeli subsidiaries:
Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence. The Company's consolidated tax rate depends on the geographical mix of where its profits are earned. Primarily, in 2020, the Company's U.S. subsidiaries are subject to combined federal and state income taxes of approximately 25% and its subsidiaries in the U.K. and India are subject to corporation tax at a rate of approximately 19% and 17.5% respectively. Neither Israeli income taxes, foreign withholding taxes nor deferred income taxes were provided in relation to undistributed earnings of the Company's foreign subsidiaries. This is because the Company has the intent and ability to reinvest these earnings indefinitely in the foreign subsidiaries and therefore those earnings are continually redeployed in those jurisdictions. As of December 31, 2020, the amount of undistributed earnings of non-Israeli subsidiaries, which is considered indefinitely reinvested, was $941,710 with a corresponding unrecognized deferred tax liability of $124,742. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes, subject to an adjustment for foreign tax credits, and foreign withholding taxes.
c.U.S. Tax Reform:
On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (the “U.S. Tax Reform” or “TCJA”); a comprehensive tax legislation that includes significant changes to the taxation of business entities. These changes include several key tax provisions, among others: (i) a permanent reduction to the statutory federal corporate income tax rate from 35% to 21% effective for tax years beginning after December 31, 2017; (ii) a shift of the U.S. taxation of multinational corporations from a tax on worldwide income to a modified territorial system (along with certain new rules designed to prevent erosion of the U.S. income tax base - “BEAT”); (iii) establishing immediate deductions for certain new investments

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)
instead of deductions for depreciation expense over time, and modifying or repealing certain business deductions and credits; and (iv) providing a permanent deduction to corporations generating revenues from non-US markets (known as a deduction for foreign derived intangible income -“FDII”).
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

d.Net operating loss carryforward:
As of December 31, 2020, the Company and certain of its subsidiaries had tax loss carry-forwards totaling in aggregate approximately $198,050 which can be carried forward and offset against taxable income. Approximately $82,405 of these carry-forward tax losses have no expiration date, with the balance expiring between the years 2021 and 2037.
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
U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)
e.Deferred tax assets and liabilities:
Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2020	2019
Deferred tax assets:
Net operating losses carryforward and tax credits	$42,154	$31,254
Intra-entity transfer of certain intangible assets (*)	20,734	18,798
Operating leases liabilities	24,286	24,398
Share based payments	20,330	19,017
Research and development costs	9,210	3,645
Reserves, allowances and other	46,943	31,090
Deferred tax assets before valuation allowance	163,657	128,202
Valuation allowance	(10,227)	(9,145)
Deferred tax assets	153,430	119,057

Deferred tax liabilities:
Acquired intangibles	(81,320)	(87,711)
Operating lease right-of-use assets	(20,419)	(20,357)
Acquired deferred revenue	(1,785)	(760)
Internal use software and other fixed assets	(19,168)	(14,779)
Prepaid compensation expenses	(23,965)	(17,446)
Debt	(3,679)	—
Other	(2,468)	—
Deferred tax liabilities	(152,804)	(141,053)

Deferred tax assets (liabilities), net	$626	$(21,996)

(*) During the years ended December 31, 2020 and 2019, the Company completed intra-entity transfers of certain intangible assets to a different tax jurisdiction. As a result of the transfers, the Company utilized net operating losses carried forward, incurred a tax expense on capital gain, released valuation allowances and recorded a deferred tax asset.

	December 31,
	2020	2019
Deferred tax assets	$32,735	$30,513
Deferred tax liabilities	(32,109)	(52,509)
Deferred tax assets ( liabilities) , net	$626	$(21,996)

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
f.A reconciliation of the Company's effective tax rate to the statutory tax rate in Israel is as follows:

	Year Ended December 31,
	2020	2019	2018
Income before taxes on income, as reported in the consolidated statements of income	$237,188	$234,273	$186,715
Statutory tax rate in Israel	23.0%	23.0%	23.0%
Preferred Enterprise / Preferred Technology Enterprise benefits (*)	(3.8)%	(7.7)%	(13.0)%
Changes in valuation allowance	0.5%	0.7	—%
Earnings taxed under foreign law	(0.5)%	17.9%	(1.8)%
Tax settlements and other adjustments	(0.6)%	5.8%	7.0%
U.S. Tax Reform one-time adjustment	—%	—%	(1.6)
Intangible assets transfer	0.1%	(14.2)%	—%
Other	(1.5)%	(4.9)%	1.1%
Effective tax rate	17.2%	20.6%	14.7%
(*)The effect of the benefit resulting from the “Preferred Enterprise/Preferred Technology Enterprise benefits” status on net earnings per ordinary share is as follows:

	Year Ended December 31,
	2020	2019	2018
Basic	$0.15	$0.29	$0.39
Diluted	$0.14	$0.28	$0.38

g.Income before taxes on income is comprised as follows:

	Year Ended December 31,
	2020	2019	2018
Domestic	$87,008	$169,236	$193,664
Foreign	150,180	65,037	(6,949)
	$237,188	$234,273	$186,715

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)

h.Taxes on income (tax benefit) are comprised as follows:

	Year Ended December 31,
	2020	2019	2018
Current	$74,096	$60,586	$57,549
Deferred	(33,254)	(12,217)	(30,172)

	40,842	48,369	27,377

Domestic	15,995	8,614	29,947
Foreign	24,847	39,755	(2,570)
	$40,842	$48,369	$27,377
Of which:

	Year Ended December 31,
	2020	2019	2018
Domestic taxes:
Current	$22,323	$29,075	$34,370
Deferred	(6,328)	(20,461)	(4,423)

	15,995	8,614	29,947
Foreign taxes:
Current	51,773	31,196	23,179
Deferred	(26,926)	8,559	(25,749)

	24,847	39,755	(2,570)

Taxes on income	$40,842	$48,369	$27,377

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)

i.Uncertain tax positions:
A reconciliation of the beginning and ending balances of the total amounts of uncertain tax position is as follows:

	December 31,
	2020	2019
Uncertain tax positions, beginning of year	$64,884	$58,560
Increases/(Decreases) in tax positions for prior years	6,456	(3,443)
Increases in tax positions for current year	6,935	15,749
Settlements	(378)	—
Expiry of the statute of limitations	(4,641)	(5,982)

Uncertain tax positions, end of year	$73,256	$64,884

The Company accrued $8,453 and $3,889 due to interest and penalties related to uncertain tax positions as of December 31, 2020 and 2019 respectively.
During the course of 2019, upon receipt of an information letter, the Company's United Kingdom Subsidiary Group elected to register for the United Kingdom Profits Diversion Compliance Facility, covering the years 2015-2018. NICE Ltd. is currently in the process of routine Israeli income tax audits for the tax years 2014 through 2018 (refer to note 18). In December 2020, the Israeli Subsidiary concluded a multi-year settlement encompassing tax years 2015-2019. As of December 31, 2020, U.S. federal income tax returns filed by the Company's US subsidiaries for the tax years prior to 2016 are no longer subject to general audit. To the extent the Company or its subsidiaries generated net operating losses or tax credits in closed tax years, future use of the net operating loss or tax credit carry forward balance would be subject to examination within the relevant statute of limitations for the year in which it was utilized. The Company and its subsidiaries are still subject to other income tax audits for the tax years of 2012 through 2019.

NOTE 14:-    SHAREHOLDERS' EQUITY
a.The Ordinary shares of the Company are traded on the Tel-Aviv Stock Exchange and its American Depositary Shares ("ADSs"), each representing one fully paid ordinary share, par value NIS 1.00 per share of the Company, are traded on NASDAQ.
b.Share option plans:
2008 and 2016 Share Incentive Plan
In June 2008 the Company adopted the 2008 Share Incentive Plan (the “2008 Plan”) and in February 2016 the Company adopted the 2016 Share Incentive Plan (the “2016 Plan,” and together with the 2008 Plan, the “Plans”). The Company adopted the Plans to provide incentives to employees, directors, consultants and/or contractors by rewarding performance and encouraging behavior that will improve the Company’s profitability.
.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:- SHAREHOLDERS' EQUITY (Cont.)
Under each of the Plans, the Company's employees, directors, consultants and/or contractors may be granted any equity-related award, including: any type of an option to acquire the Company ordinary shares; share appreciation right; share and/or restricted share award (“RSA”); restricted stock unit (“RSU”) and/or other share unit; and/or other share-based award and/or other right or benefit under the Plans, including any such equity-related award that is a performance-based award (each an “Award”). In regard to the 2008 Plan, please see the discussion below regarding performance-based awards beginning calendar year 2014.
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
.
Options granted under such plans are granted at an exercise price equal to the average of the closing prices of one ADR as quoted on the NASDAQ market during the 30 consecutive calendar days preceding the date of grant, unless determined otherwise by the administrator of the Plans (including par value options in some cases).

The Company’s Board of Directors also adopted an addendum to the Plans for Awards granted to residents of Israel (the “Addendum”) and resolved to elect the “Capital Gains Route” (as defined in Section 102(b)(2)) of the Israeli Income Tax Ordinance-5721-1961 (“Tax Ordinance”) for the grant of Awards to Israeli grantees. There is also a U.S. addendum under each of the Plans that applies to non-qualified stock options for purposes of U.S. tax laws.

During 2020, the Company granted 843,926 options and restricted share units under the 2016 Plan (which constituted 1.35% of the Company issued and outstanding share capital as of December 31, 2019).
Pursuant to the terms of the acquisitions of, Nexidia, inContact Mattersight and Guardian Analytics , the Company assumed or replaced unvested options, RSAs and RSUs and converted them or replaced them with the Company's options, RSAs and RSUs, as applicable, based on an agreed exchange ratio. Each assumed or replaced option, RSA and RSU is subject to the same terms and conditions, including vesting, exercisability and expiration, as originally applied to any such option, RSA and RSU immediately prior to the acquisition.
The fair value of the Company's stock options granted to employees and directors for the years ended December 31, 2020, 2019 and 2018 was estimated using the following assumptions:

	2020	2019	2018
Expected volatility	0.00%-25.79%	19.44%-21.54%	21.23%-21.83%
Risk free interest rate	0.00%-0.86%	1.43%-2.55%	2.42%-3.04%
Expected dividend	$—	—	—
Expected term (in years)	3.5	3.5	3.5

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:- SHAREHOLDERS' EQUITY (Cont.)

A summary of the Company's stock options activity and related information for the year ended December 31, 2020, is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at January 1, 2020	1,109,436	22.16	4.35	147,553
Granted	271,841	25.64
Exercised	340,183	25.59
Cancelled	6,286	65.17
Forfeited	46,434	4.53

Outstanding at December 31, 2020	988,374	22.49	4.26	258,014

Exercisable at December 31, 2020	361,923	45.88	3.14	86,013

The weighted-average grant-date fair value of options granted during the years 2020, 2019 and 2018 was $192.44, $121.21 and $89.54, respectively.
The total intrinsic value of options exercised and restricted shares vested during the years 2020, 2019 and 2018 was $180,234; $87,872 and $68,749, respectively.
The options outstanding under the Company's stock option plans as of December 31, 2020 have been separated into ranges of exercise price as follows:

Ranges of exercise price	Options outstanding as of December 31, 2020	Weighted average remaining contractual term	Weighted average exercise price	Options Exercisable as of December 31, 2020	Weighted average exercise price of options exercisable
		(Years)	$		$
$0.27 - 0.31	795,386.0	4.43	0.28	198,953.0	0.3
$6.72 - 8.57	2,309.0	3.31	6.99	2,309.0	7.0
$20.44- 24.99	3,606.0	7.01	22.07	942.0	21.6
$37.21 - 54.51	8,115.0	5.26	43.97	6,386.0	41.1
$57.10 - 85.14	77,210.0	1.82	71.87	74,026.0	71.3
$96.74	29,050.0	3.37	96.74	29,050.0	96.7
$151.63 - 224.18	72,698.0	5.12	181.49	50,257.0	162.4

	988,374	4.26	22.49	361,923	45.88

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:- SHAREHOLDERS' EQUITY (Cont.)

A summary of the Company's RSU and the Company's RSA activities and related information for the year ended December 31, 2020, is as follows:

Number of RSU and RSA (*)
Outstanding at January 1, 2020	1,537,049
Granted	572,085
Vested	(575,527)
Forfeited	(3,546)

Outstanding at December 31, 2020	1,463,687
(*)NIS 1 par value which represents approximately $0.31
As of December 31, 2020, the total compensation cost related to nonvested awards not yet recognized was approximately $178,994, which is expected to be recognized over a period of up to four years.

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2020, 2019 and 2018, was comprised as follows:

	Year ended December 31,
	2020	2019	2018
Cost of revenues	$11,313	$11,244	$11,000
Research and development, net	13,668	9,239	7,363
Selling and marketing	30,262	26,650	27,455
General and administrative	48,221	34,897	21,405

Total stock-based compensation expenses	$103,464	$82,030	$67,223

c.Treasury shares:
On January 10, 2017, the Company's Board of Directors authorized a program to repurchase up to $150,000 of the Company's issued and outstanding ordinary shares and ADRs. This share repurchase program commenced on April 7, 2017. On February 12, 2020, the Company's Board of Directors authorized an additional program to repurchase up to $200,000 of the Company's issued and outstanding ordinary shares and ADRs, following completion of the program approved in 2017. Repurchases may be made from time to time in the open market or in privately negotiated transactions in accordance with applicable securities laws and regulations. The timing and amount of the repurchase transactions will be determined by the

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:- SHAREHOLDERS' EQUITY (Cont.)
Company's management and may depend on a variety of factors including market conditions, alternative investment opportunities and other considerations.
These programs do not obligate the Company to acquire any particular amount of ordinary shares and ADRs and each program may be modified or discontinued at any time without prior notice.

NOTE 15:-    DEBT
Loan and revolving Credit Agreement
In 2016, the Company entered into a Credit Agreement with certain lenders, according to which the following credit facilities were issued: 1) a loan of $475,000, and 2) a revolving credit loan of up to $75,000.
in January 2017, the Company prepaid a principal amount of $260,000 which resulted in $5,300 amortization of debt issuance costs. In November 2020, the Company prepaid the remaining principal amount of $215,000, which resulted in $725 amortization of debt issuance costs.
The loan bore interest through maturity at a variable rate based upon, at the Company's option every interest period, either (a) the LIBOR rate for Eurocurrency borrowing or (b) an Alternate Base Rate ("ABR"), which is the highest of (i) the administrative agent's prime rate, (ii) one-half of 1.00% in excess of the overnight U.S. Federal Funds rate, and (iii) 1.00% in excess of the one-month LIBOR), plus in each case, an applicable margin. The applicable margin for Eurocurrency loans ranges, based on the applicable total net leverage ratio, from 1.25% to 2.00% per annum and the applicable margin for ABR loans ranges, based on the applicable total net leverage ratio, from 0.25% to 1.00% per annum.
Debt issuance costs of $10,158 attributable to the loan were amortized as interest expense over the contractual term of the loan using the effective interest rate.
The carrying values of the liability's components are reflected in the Company's accompanying consolidated balance sheets as follows:

December 31,
2019
Principal	$215,000
Less: Debt issuance costs, net of amortization	(1,687)

Net liability carrying amount	$213,313

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:- DEBT (Cont.)

Interest expense related to the liability is reflected on the accompanying consolidated statements of income for the years ended:

	December 31,
	2020	2019	2018
Amortization of debt issuance costs	$1,687	$1,004	$794
Interest expense	3,848	7,676	$7,083

Total interest expense recognized	$5,535	$8,680	$7,877

Effective interest rate	2.11%	4.01%	3.80%

Pursuant to the Credit Agreement, the Company was also granted a revolving credit facility that entitled the Company to borrow up to $75,000 through December 2021 with interest payable on the borrowed amount set at the same terms as the term loan, as well as a quarterly commitment fee on unfunded amounts ranging from 0.25% to 0.5%, subject to the achievement of certain leverage levels.
Debt issuance costs of $1,667 attributable to the revolving credit loan were capitalized and amortized as interest expense over the contractual term of the agreement on a straight-line basis. Following the Loan prepayment in November 2020 (as mentioned above), the Credit Agreement was terminated, resulting in the recognition of the remaining $325 amortization of Credit Agreement issuance costs.

Exchangeable Senior Notes and Hedging Transactions
2017 Notes
In January 2017, the Company issued $287,500 aggregate principal amount of exchangeable senior notes (the “2017 Notes”) due 2024.
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
As of December 31, 2020 and 2019, the 2017 notes Share Price Condition was triggered and accordingly, the net carrying amount of these Notes was presented in current liabilities.

The Company may provide additional ADSs upon conversion if there is a "Make-Whole Fundamental Change" in the business as defined in the indenture governing the Notes. The Notes are not redeemable by the Company prior to the maturity date apart from certain cases as set forth in the indenture governing the notes. The Company's intention and ability is to settle the 2017 notes in cash.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:- DEBT (Cont.)
Debt issuance costs of $5,791 attributable to the 2017 Notes are amortized as interest expense over the contractual term of the notes using the effective interest rate.
Interest is payable on the debentures semi-annually at the cash coupon rate; however, the remaining debt discount is being amortized as additional non-cash interest expense using an effective annual interest rate equal to the Company's estimated nonconvertible debt borrowing rate at the time of issuance.

2020 Notes
In August 2020, the Company issued $460,000 aggregate principal amount of Exchangeable Senior Notes (the “2020 Notes” and together with the 2017 Notes, the “Notes”) due 2025.
In the event that the last reported sale price of the Company’s ADS for at least 20 Trading Days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the Exchange Price (“Share Price Condition”) or in the event of the satisfaction of certain other conditions, during set periods, set forth in the indenture governing the Notes, the holders of the exchangeable Senior Notes will have the option to exchange the Notes for (i) cash, (ii) ADSs or (iii) a combination thereof, at the Company's election.
The Notes are redeemable by the Company on or after September 21, 2023 upon the fulfillment of the Share Price Condition for (i) cash, (ii) ADSs or (iii) a combination thereof, at the Company's election, apart from certain cases as set forth in the indenture governing the Notes. The Company's intention and ability is to settle the principal amount of the 2020 notes in cash.
The 2020 Notes do not bear regular interest, however, the remaining debt discount is being amortized as additional non-cash interest expense using an effective annual interest rate equal to the Company's estimated nonconvertible debt borrowing rate at the time of issuance.

Debt issuance costs of $7,952 attributable to the 2020 notes are amortized as interest expense over the contractual term of the Notes using the effective interest rate.
The Company may provide additional ADSs upon conversion if there is a “Make-Whole Fundamental Change” in the business as defined in the indenture governing the Notes.

The following table summarizes some key facts and terms regarding the outstanding Notes:

	Due 2025	Due 2024
Issuance date	August 27, 2020	January 18, 2017
Maturity date	September 15, 2025	January 15, 2024
Effective conversion date	June 15, 2025	September 15, 2023
Principal amount	$460,000	$287,495
Cash coupon rate (per annum)	—%	1.25%
Conversion rate effective (per $1000 principal amount)	3.34	12.05
Effective conversion price effective (per ADS)	$299.19	$83.15

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:- DEBT (Cont.)
The carrying values of the liability and equity components of the Notes are reflected in the Company's accompanying consolidated balance sheets as follows:

	Year Ended 2020 Notes	2017 Notes
	December 31,	December 31,
	2020	2020	2019
Principal	$460,000	$287,495	$287,500
Less:
Debt issuance costs, net of amortization	(7,460)	(2,914)	(3,735)
Unamortized discount	(31,203)	(24,700)	(32,182)

Net liability carrying amount	421,337	259,881	$251,583
Equity component - net carrying value	$32,746	$51,176	$51,176

As of December 31, 2020, the estimated fair value of the 2017 notes and the 2020 notes which the Company has classified as Level 2 financial instruments are $933,695 ($548,984 as of December 31, 2019) and $520,485, respectively.

The estimated fair value was determined based on the quoted bid price of the Exchangeable Senior Notes in an over-the-counter market on the last trading day of the reporting period. As of December 31, 2020, the difference between the net carrying amount of the Exchangeable Senior Notes and estimated fair value represents the equity conversion value premium the market assigned to this Notes. Based on the closing price of our common stock on December 31, 2020, the if-converted value of the Exchangeable Senior Notes exceeded the principal amount.

Interest expense related to the Notes is reflected on the accompanying consolidated statements of income as follows:

	2020 Notes	2017 Notes
	Year Ended December 31,	Year Ended December 31,
	2020	2020	2019	2018
Amortization of debt issuance costs	$492	$820	$753	$694
Non-cash amortization of debt discount	2,165	7,483	7,153	6,855
Interest expense	—	3,594	3,594	3,594
Total interest expense recognized	$2,657	$11,897	$11,500	$11,143
Effective interest rate	1.87%	4.68%	4.68%	4.68%

Exchangeable notes hedge transactions
In connection with the pricing of the 2017 Notes, the Company has entered into privately negotiated exchangeable note hedge transactions with some of the initial purchasers and/or their respective affiliates (the “Option Counterparties”).

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:- DEBT (Cont.)
Subject to customary anti-dilution adjustments substantially similar to those applicable to the Notes, the exchangeable note hedge transactions cover the number of ADSs that will initially underline the Notes.
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

NOTE 16:-    REPORTABLE SEGMENTS AND GEOGRAPHICAL INFORMATION
a.Reportable segments:
ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is its Chief Executive Officer.

	Year ended December 31, 2020
	Customer Engagement (1)	Financial Crime and Compliance (2)	Not allocated	Total
Revenues	$1,347,511	$300,505	$—	1,648,016

Operating income	$268,010	$93,272	$(119,235)	242,047

	Year ended December 31, 2019
	Customer Engagement (1)	Financial Crime and Compliance	Not allocated	Total
Revenues	$1,265,113	$308,799	$—	$1,573,912

Operating income	$244,599	$124,742	$(130,624)	$238,717

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
(1)Includes the results of companies which were acquired in the years 2020, 2019 and 2018 and are being integrated within the Customer Engagement segment.
(2)Includes the results of companies which were acquired in the years 2020, and are being integrated within the Financial Crime and Compliance segment.
The following table presents property and equipment as of December 31, 2020 and 2019, based on operational segments:

	December 31,
	2020	2019
Customer Engagement	$120,955	$126,538
Financial Crime and Compliance	15,433	12,437
Non-allocated	1,397	2,672

	137,785	$141,647

b.Geographical information:
Total revenues from external customers on the basis of the Company's geographical areas are as follows:

	Year Ended December 31,
	2020	2019	2018
Americas, principally the US	$1,353,278	$1,234,549	$1,123,866
EMEA (*)	180,177	212,252	202,521
Israel	4,368	3,950	4,402
Asia Pacific	110,193	123,161	113,730

	1,648,016	$1,573,912	$1,444,519

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 16:- REPORTABLE SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

The following presents property and equipment as of December 31, 2020 and 2019, based on geographical areas:

	December 31,
	2020	2019
Americas, principally the US	$72,083	$78,911
EMEA (*)	4,340	3,886
Israel	54,097	51,011
Asia Pacific	7,265	7,839

	$137,785	$141,647
(*)Includes Europe, the Middle East (excluding Israel) and Africa.

NOTE 17:-    SELECTED STATEMENTS OF INCOME DATA
a.Research and development, net:

	Year Ended December 31,
	2020	2019	2018
Total costs	$261,105	$232,118	$218,226
Less - grants and participations	(2,347)	(2,556)	(2,171)
Less - capitalization of software development costs	(40,576)	(35,844)	(32,225)

	$218,182	$193,718	$183,830

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 17:- SELECTED STATEMENTS OF INCOME DATA (Cont.)

b.Financial expenses and other, net:

	Year Ended December 31,
	2020	2019	2018
Financial income:
Interest and amortization/accretion of premium/discount on marketable securities, net	$17,596	$16,678	$7,521
Interest	1,543	3,855	3,778

	19,139	20,533	11,299
Financial expenses:
Interest	(7,770)	(11,683)	(11,204)
Debt issuance costs amortization	(3,650)	(2,083)	(1,813)
Exchangeable Senior Notes amortization of discount	(9,648)	(7,153)	(6,855)
Exchange rates differences	(41)	(1,832)	(430)
Other	(2,731)	(2,186)	(1,936)

	(23,840)	(24,937)	(22,238)

Other (expenses) Income, net	(158)	(40)	38

	$(4,859)	$(4,444)	$(10,901)

c.Net earnings per share:
The following table sets forth the computation of basic and diluted net earnings per share:
1.Numerator:

	Year Ended December 31,
	2020	2019	2018
Net income to ordinary shareholders	$196,346	$185,904	$159,338

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 17:- SELECTED STATEMENTS OF INCOME DATA (Cont.)

2.Denominator (in thousands):

	Year Ended December 31,
	2020	2019	2018
Denominator for basic net earnings per share:
Weighted average number of shares	62,710	62,120	61,387
Effect of dilutive securities:
Add - employee stock options and RSU	1,611	1,682	1,785
Warrants issued in the exchangeable notes transaction	1,635	859	137

Denominator for diluted net earnings per share - adjusted weighted average shares	$65,956	$64,661	$63,309

NOTE 18:-     SUBSEQUENT EVENTS
During January, February and March 2021, the Company received formal requests to exchange 2017 Notes in an aggregated principal amount of $82,819. See Note 15 for further information regarding the 2017 Notes. The Company intends to settle all these requests in cash, during the second quarter of 2021.

On February 25, 2021, NICE Ltd received an Order of Final Assessment for the 2014 tax year, in the sum of $16,000, from the Israeli Tax Authorities. NICE Ltd has sufficiently provided for what it believes will be the final settlement within our provision for income taxes and our tax estimates.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NICE LTD.

	By:	/s/ Barak Eilam
Barak Eilam
Chief Executive Officer
Date: March 23, 2021