Form 20-F
period 2021-12-31
NICE Ltd.
filed 2022-04-05
CIK 1003935

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
None

(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 63,476,860 Ordinary Shares, par value NIS 1.00 per share (which excludes 11,296,587 treasury shares)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
☐ Yes     ☒ No
F-2

F-3

PRELIMINARY NOTE
This annual report contains historical information and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to NICE’s business, financial condition and results of operations. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “strategy,” “continue,” “goal” and “target” and similar expressions, as they relate to NICE or its management, are intended to identify forward-looking statements. Such statements reflect the current beliefs, expectations and assumptions of NICE with respect to future events and are subject to various risks and uncertainties. The forward-looking statements relate to, among other things: operating results; anticipated cash flows; gross margins; adequacy of our resources to fund operations; our ability to maintain our average selling prices despite the aggressive marketing and pricing strategies of our competitors; our ability to maintain and develop profitable relationships with our key distribution channels; the financial strength of our key distribution channels; and the market’s acceptance of our technologies, products and solutions.

In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. Many factors could cause the actual results, performance or achievements of NICE to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, competition with existing or new competitors, the success and growth of our cloud Software-as-a-Service business, successful execution of our growth strategy, difficulties in making additional acquisitions or effectively integrating acquired operations, dependency on third-party cloud computing platform providers, hosting facilities and service partners, rapidly changing technology, cyber security attacks or other security breaches, privacy concerns and legislation, changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations and various other factors, both referenced and not referenced in this annual report. In addition, at this time, the extent and duration of the continued impact of the COVID-19 pandemic is unknown, and therefore we cannot predict how it may affect the Company’s future business, results of operations, financial condition and strategic plans. These risks are more fully described under Item 3, “Key Information – Risk Factors” of this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. All forward-looking statements are made only as of the date hereof. NICE does not intend or assume any obligation to update these forward-looking statements. Investors should bear this in mind as they consider forward-looking statements and whether to invest or remain invested in NICE’s securities.

In this annual report, all references to “NICE,” “we,” “us,” “our” or the “Company” are to NICE Ltd., a company organized under the laws of the State of Israel, and its wholly-owned subsidiaries. For a list of our significant subsidiaries, please refer to Item 4.C, "Organizational Structure" of this annual report.

In this annual report, unless otherwise specified or unless the context otherwise requires, all references to “$” or “dollars” are to U.S. Dollars, all references to “EUR” are to Euros, all references to “GBP” are to British Pounds, all references to “CHF” are to Swiss Francs, all references to “NIS” are to New Israeli Shekels and all references to “INR” are to Indian Rupees. Except as otherwise indicated, the financial statements of and information regarding NICE are presented in U.S. dollars.
F-4

PART I
Item 1.    Identity of Directors, Senior Management and Advisers.
Not Applicable.
Item 2.    Offer Statistics and Expected Timetable.
Not Applicable.
Item 3.    Key Information.
A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

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
The markets for our products, solutions and related services (also referred to elsewhere in this document as our "offerings") are, in general, highly competitive. Our competitors include a number of large, established software development vendors. Some of our principal competitors or potential competitors may have advantages over us, including greater resources, a broader portfolio of products, applications and services, greater brand recognition, larger patent and intellectual property portfolios and access to a larger customer base. These potential advantages would enable our competitors to better adapt to new market trends, emerging technologies or customer requirements, or devote more resources to the marketing and sale of their products and services.
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

In light of the intense competition in our markets, successful development, positioning and sales execution of our offerings is a critical factor in our ability to successfully compete and maintain growth. Therefore, we must continue making significant expenditures on research and development and marketing and sales activities to compete effectively. In addition, our software solutions may compete with software developed internally by potential customers, as well as software and other solutions offered by competitors. We cannot ensure that the market awareness or demand for our new products, applications or services will grow as rapidly as we expect, or that the introduction of new products or technological developments or services by others will not adversely impact the demand for our offerings.
Successful marketing of our offerings to our customers and partners will be critical to our ability to maintain growth and to our competitive positioning. We cannot assure that our offerings or existing partnerships will allow us to compete successfully. The market for some of our solutions is highly fragmented and includes a broad range of product offerings, features and capabilities. Consolidation through mergers and acquisitions, or alliances formed, among our competitors in this market, could substantially influence our competitive position.
As we expand into new markets, we are faced with new challenges, including new competition, which may possess specific assets, relationships, know-how, and technologies that enable our competitors to better respond to market trends or customer requirements or devote greater resources to the development, promotion and sale of their products and services.
Additionally, prices of our offerings may decrease throughout the market due to competitive pressures or at times of economic difficulty. In relation to our cloud Software-as-a-Service ("SaaS", also referred to as "cloud") business, we may be affected by the pricing of certain infrastructure services, such as in the area of Platform as a Service and network connectivity, which could in turn affect the rates we offer to our customers. This could have a negative effect on our gross profit and results of operations.

We may not be able to maintain and further expand the success in our cloud business.
Our cloud business, in both our Customer Engagement and Financial Crime and Compliance markets, has grown significantly, and therefore we are more dependent now on the success of this area of our business. If we are not able to compete effectively, generate significant revenues or maintain the profitability of our cloud business or if we do not successfully execute our cloud strategy or anticipate the needs of our customers, including in relation to the pace of adoption of cloud-based solutions by large enterprises, our revenues could decline and our reputation may be adversely affected.

We rely on cloud computing platforms provided by third parties, including PaaS provided by strategic partners such as Amazon, Microsoft, Rackspace, Equinox and Lumen. These cloud computing platforms may not continue to provide competitive features and functionality, or may not be available at reasonable prices or on commercially reasonable terms. In addition, some of our customers may not accept the use of such services or particular platform. The inability to use any of these hardware, software or cloud computing platforms could have a material adverse impact on our business, increase our expenses and otherwise result in delays in providing our services until equivalent technology is either developed by us, or obtained through purchase or license and integrated into our services. In addition, to the extent that we suffer periods of unavailability of our service for reasons related to PaaS providers, we may be contractually obligated to provide our customers with credits for future services, and in some cases refunds, or be liable for penalties. Any such extended service outages could harm our reputation, revenue and operating results.

As we grow our cloud business, we will continue to depend on both existing and new strategic relationships with such vendors. Our inability to establish and foster these relationships could adversely affect the development of our cloud business, as well as our growth, reputation and results of operations.
The increasing prevalence of SaaS delivery models offered by us and our competitors may unfavorably impact pricing in both our on-premises enterprise software business and our cloud business, as well as overall demand for our on-premises software product and service offerings, which could reduce our revenues and profitability. With our move to the cloud, we cannot guarantee that revenues generated from our cloud business will compensate for a loss of business in our on-premises enterprise software business.

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

The business model of our cloud offering differs from the business model for the sale of our other products and services. Our cloud offering is generally purchased by customers on a subscription basis and revenues from these offerings are generally recognized ratably over the term of the subscriptions. Therefore, the continued shift to subscription based sales could result in a delay in revenue recognition and may adversely affect our results of operations and our rate of growth. Moreover, our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription period.
Our inability to respond to the rapid technological changes and frequent new products and service introductions in the markets in which we operate, may have a material adverse effect on our results from operations and/or competitive position.
We operate in several markets, each characterized by rapidly changing technology, new product introductions and evolving industry standards. The introduction of products and services embodying new technology and the emergence of new industry standards might exert price pressures on our offerings or render them obsolete. Our markets are also characterized by consistent demand for state-of-the-art technology and products. Existing and potential competitors might introduce new and enhanced products and services that could adversely affect the competitive position of our offerings.
We believe that our ability to anticipate changes in technology and industry standards and to successfully develop and introduce new, enhanced and differentiated products and services, on a timely basis, in each of the markets in which we operate, is a critical factor in our ability to grow our business. As a result, we expect to continue to make significant expenditures on research and development, particularly with respect to new software applications, which are continuously required in all our business areas. In the event that we do not anticipate changes in technology or industry practices or fail to timely address market needs or not be able to provide the products and services that are in demand, or should customer adoption of new technologies be slower than we anticipate, we may lose market share and our results of operations may be materially adversely affected.
In addition, some of our offerings must readily integrate with major third-party telephone, security, front-office and back-office systems. Any changes to these third-party systems could require us to redesign our products, and any such redesign might not be possible on a timely basis or achieve market acceptance.
We cannot assure that the market or demand for our offerings will be sustained or grow as rapidly as we expect, that we will successfully develop new products and applications, that such new products and applications will achieve market acceptance, or that the introduction of new products, services or technological developments by others will not render our products obsolete. Our inability to develop products and services that are competitive in technology and price and responsive to customer needs could have a material adverse effect on our business, financial condition and results of operations.
We may not be able to successfully execute our growth strategy.
Our strategy is to continue investing in, enhancing and securing our business and operations and growing our business, both organically and through acquisitions. Investments in, among other things, new markets, products, solutions, and technologies, research and development, infrastructure and systems, geographic expansion, and additional qualified and experienced personnel, are critical to achieving our growth strategy. Growth of our revenue depends on the success of all these factors, including our ability to capture market share, attract new customers, develop our strategic partnerships, introduce our offerings to new global markets, strengthen and improve our offerings through significant investments in research and developments and successfully consummate and integrate acquisitions.
Our success depends on our ability to execute our growth strategy effectively and efficiently, including expanding of our capabilities to provide enhanced and holistic digital customer service in order to meet our customers' and market needs. If we are unable to execute our growth strategy successfully and properly manage our investments and expenditures, our results of operations and stock price may be materially adversely affected.
We cannot guarantee that we will be able to sustain our growth in future years. Our new products and solutions might not achieve general market acceptance, and therefore might fail to support revenue growth. The failure to implement our growth strategy successfully could affect our ability to sustain growth and could materially adversely affect our results of operations.

Our business could be materially adversely affected as a result of the risks associated with acquisitions and investments. In particular, we may not succeed in making additional acquisitions or be effective in integrating such acquisitions.
As part of our growth strategy, we have made a significant number of acquisitions (see Item 5, “Operating and Financial Review and Prospects—Recent Acquisitions” in this annual report for a description of certain recent acquisitions). We expect to continue to complete acquisitions and investments in the future as part of our growth strategy. We frequently evaluate the strategic or tactical opportunities available related to complementary businesses, products or technologies. There can be no assurance that we will be successful in closing additional acquisitions. Even if we are successful in making additional acquisitions, integrating an acquired business into our operations or investing in new technologies may: (1) result in unforeseen operating difficulties and large expenditures; and (2) absorb significant management attention that would otherwise be available for the ongoing development of our business, both of which may result in the loss of key customers or personnel and expose us to unanticipated liabilities.
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
We may require significant financing to complete an acquisition or investment, whether through bank loans, raising of debt or otherwise. We cannot assure that such financing options will be available to us on reasonable terms, or at all. If we are not able to obtain the necessary financing, we may not be able to consummate a substantial acquisition or investment and execute our growth strategy. In addition, if we consummate one or more significant acquisitions in which the consideration consists, in whole or in part, of our ordinary shares or American Depositary Shares (“ADSs”) representing our ordinary shares, our shareholders may suffer immediate dilution of their interests in us or the value of their interests in us, or may suffer future dilution if we issue exchangeable or convertible debt to finance a significant acquisition.
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
An important element of our market strategy involves developing our indirect sales, implementation and support channels, which includes our global network of partners, distributors, resellers and other strategic partners. We have agreements in place with many distributors, dealers and resellers to market and sell our offerings across the business lines and geographies in which we operate. Our financial results could be materially adversely affected if our agreements with distribution channel partners or our other strategic partners were terminated, if our relationship with our distribution channel partners or our other strategic partners were to deteriorate, or if the financial condition of such partners were to weaken.
In addition, we depend on our channel partners globally to comply with applicable regulatory requirements. To the extent that they fail to do so, that could have a material adverse effect on our business, operating results, and financial condition.
The execution of our growth strategy also depends on our ability to create new alliances and enter into strategic partnerships with certain market players, including technology providers. Additionally, as our market opportunities change and we grow our business and expand in certain markets and territories, our dependency on particular distribution channels and strategic partners may increase or we may need to create new strategic partnerships and alliances to address changing market needs. We may not be successful in maintaining, creating or expanding these channels and partnerships, which may negatively impact the development of our business, our growth, gross margins and results of operations.
We may also develop dependency on certain strategic partners, and to the extent that we have to find alternatives in the market, our development efforts and business may be negatively impacted. Also, these partnerships and alliances are typically not exclusive and our partners may also offer products and services of our competitors or may compete with us directly. If we are not successful at creating and maintaining strategic partnerships under favorable terms, we may lose sales opportunities, customers and market share, which may have a material adverse effect on our business and results of operations.

Risks Relating to Our Offerings and Operations
Customers’ move to communication channels other than voice could materially and adversely affect the success of our voice solutions.
Our voice solutions currently generate, and in recent years have generated, a significant portion of our revenues, and we will continue to rely on the sales of our voice solutions and recurring revenues, such as subscription and maintenance services, in the next several years. The trend of enterprise customers moving from voice to other means of communication with the enterprise (such as self-service, e-mail, messaging applications, social media and chat), may result in a reduction in the demand for our voice platform and applications. Although we have expanded our product portfolio to adjust to such changing demands in alternative communication channels, there can be no assurance that customers will adopt our solution for other communication channels to compensate for such possible decline in voice solutions. Therefore, a significant decline in the voice solutions market may have a material adverse effect on revenues generated from our voice solutions. In addition, changes in regulations could reduce the need for voice recording, which would reduce the demand for our voice recording solutions. Any of the above may have a material adverse effect on our business, financial condition or results of operations.

Some of our enhanced services are dependent on leased network connectivity lines, and a significant disruption or change in these services could adversely affect our business.
A significant portion of our cloud offering is provided to customers through a dedicated network of equipment we own that is connected through leased network connectivity lines based on Internet protocol with capacity dedicated to us. We also move a portion of our voice long distance service over this dedicated network.
We lease network connectivity lines and space at co-location facilities for our equipment from third-party suppliers. These co-location facilities represent the backbone of our dedicated network. If any of these suppliers is unable or unwilling to provide or, if we desire, expand their current levels of service to us, the services we offer to customers may be adversely affected. We may not be able to obtain substitute services from other providers at reasonable or comparable prices or in a timely fashion. Any resulting disruptions in the services we offer that are provided over our dedicated network would likely result in customer dissatisfaction and adversely affect our operations. Furthermore, pricing increases by any of the suppliers we rely on for our dedicated network could adversely affect our results of operations if we are unable to pass-through such pricing increases.
We rely on multiple internet service providers to provide our customers and their clients with connectivity to our cloud contact center software. While we have multiple redundancies and backups, a failure by these service providers to provide reliable services could cause us to lose customers and subject us to claims for credits or damages.

We depend on internet service providers to provide uninterrupted and error-free service through their telecommunications networks. We exercise little control over these third-party providers, which increases our vulnerability to problems with the services they provide, including failures relating to internet accessibility in general. When problems occur, it may be difficult to identify the source of the problem. Service disruption or outages, even if not caused by our products or services, may result in loss of market acceptance of our offerings and any necessary remedial actions may force us to incur significant costs and expenses, such as payments of credits or damages to affected customers.
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
Sale of software applications and a multi-product offering may be complex, and require, among other things, customization and implementation, and be subject to a prolonged sale process. These factors could result in a delay in revenue recognition and adversely affect our results of operations.
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
In addition, some of our third-party vendors use proprietary technology and software code that could require significant redesign of our products in the case of a change in vendor. If we lost the right to use such third-party software, we would be required to spend additional capital to either redesign our software to function with alternate third-party software or develop these components ourselves. As a result, we might be forced to limit the features available in our current or future products and solutions and the commercial release of our products and solutions could be delayed.
Undetected errors or malfunctions in our products or services could impact demand for our products and services, and we could face potential product liability claims directly impairing our financial results.
Despite extensive testing by us and by our customers, our products and services may include errors, defects, failures, bugs or other weaknesses that could result in unanticipated downtime for our customers, product returns, loss of or delay in market acceptance of our products and services, loss of competitive position, or claims by customers or others. In addition, our customers may inadvertently use our services in inadvertent ways that may cause a disruption in services for other customers attempting to use our services. Moreover, our customers could incorrectly implement or inadvertently misuse our products or services, which could result in client dissatisfaction and harm our reputation and brand. Correcting and repairing such errors, failures or bugs could entail significant costs and could cause interruptions, delays or cessation of our products and services.

As our customers use our offerings for important aspects of their business, any errors, defects, disruptions in service or other performance problems could significantly damage our customers’ businesses and ultimately harm our reputation. As a result, customers could elect not to renew our services or delay or withhold payment to us. We could also lose future sales or customers may make warranty or other liability claims against us, which may harm our business and adversely affect our results. In particular, some of our customers, including financial institutions, may suffer significant damages as a result of a failure of our solutions to perform their functions. The occurrence of any of these events could result in our inability to attract or retain customers, and adversely affect our revenues, financial condition and results of operations.

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
Our customer agreements for cloud services provide service level commitments. If we are unable to meet the stated service level commitments or suffer extended periods of unavailability for our service, including for reasons related to PaaS providers or other third parties, we may be contractually obligated to provide these customers with credits for future services, and in some cases refunds, or be liable for penalties. Our revenue could be adversely impacted if we suffer unscheduled downtime that exceeds the allowed downtimes under our agreements with our customers. Any such extended service outages could harm our reputation, revenue and operating results.

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
Our products and services involve the storage and transmission of customers’ and their end users’ proprietary and other sensitive information, including financial information and other personally identifiable information. In addition, some of our customers use our products to compile and analyze highly sensitive or confidential information, and we may encounter such information or data when we perform service or maintenance functions for our customers. Security breaches could expose us to a risk of loss or unauthorized use of this information, litigation and possible liability. While we have security measures in place, we may from time to time be subject to security breaches, including as a result of intentional misconduct by computer hackers, employee error, malfeasance or otherwise and result in someone obtaining unauthorized access to our IT systems, our customers’ data or our data, including our intellectual property and other confidential business information. In addition, while we have internal policies and procedures in connection with the performance of services involving our customers’ confidential information, the perception or fact that any of our employees has improperly handled sensitive information of a customer or a customer’s end user could negatively affect our business.
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
Our offerings, including our cloud services, may be vulnerable to cyber-attacks, even if they do not contain defects. If there is a successful cyber-attack on one of our products or services, even absent a defect or error, it may also result in questions regarding the integrity of our offerings generally, which could cause adverse publicity and impair their market acceptance and could have a material adverse effect on our results or financial condition.

Third parties may attempt to breach our security measures or inappropriately take advantage of our solutions, including our cloud services, through computer viruses, electronic break-ins and other disruptions. Additionally, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as usernames, passwords or other information to gain access to our customers’ data, our data or our systems. Furthermore, our customers may authorize third-party technology providers to access their customer data, and some of our customers may not have adequate security measures in place to protect their data that is stored on our services. Because we do not control our customers or third-party technology providers, or the processing of such data by third-party technology providers, we cannot ensure the integrity or security of such transmissions or processing. Malicious third parties may also conduct attacks designed to temporarily deny customers access to our services. Any security breach could result in a loss of confidence in the security of our services, damage our reputation, negatively impact our future sales, disrupt our business and lead to legal liability.

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
Our success is dependent, to a significant extent, upon our proprietary technology. We currently hold 414 U.S. patents and 43 patents issued in additional countries covering substantially the same technology as the U.S. patents. We have 163 patent applications pending in the United States and other countries. We rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure and non-competition agreements, as well as third-party licenses to establish and protect the technology used in our offerings. However, we cannot assure that such measures will be adequate to protect our proprietary technology, that competitors will not develop products with features based upon, or otherwise similar to our products, that third-party licenses will be available to us or that we will prevail in any proceeding instituted by us in order to enjoin competitors from selling similar products. In most of the areas in which we operate, third parties also have patents which could be found applicable to our technology and products. Such third parties may include competitors, as well as large companies, which heavily invest in their patent portfolios, regardless of their actual field of business. Although we believe that our products and solutions do not infringe upon the proprietary rights of third parties, we cannot assure that one or more third parties will not make a claim or that we will be successful in defending such claim.
We generally distribute our software products under license terms that restrict the use of our products and services by terms and conditions prohibiting unauthorized reproduction or transfer of the software products or proprietary technology or data. However, effective copyrights and other intellectual property rights protection may be inadequate or unavailable to us in every country in which our software products are available, and the laws of some foreign countries may not be as protective of intellectual property rights as those in the United States. Consequently, we may be unable to prevent our proprietary technology from being exploited abroad, which could affect our ability to expand to international markets or require costly efforts to protect our technology. Policing the unauthorized use of our products, trademarks and other proprietary rights is expensive, difficult and, in some cases, impossible. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management resources, either of which could harm our business. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.
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
Certain of our software products contain open source code and we may use more open source code in the future. In addition, certain third-party software that we embed in our products contains open source code. Open source code is code that is covered by a license agreement that permits the user to liberally use, copy, modify and distribute the software without cost, provided that users and modifiers abide by certain licensing requirements. The original developers of the open source code provide no warranties on such code.
As a result of our use of open source software, we could be subject to suits by parties claiming ownership of what we believe to be open source code and we may incur expenses in defending claims that we did not abide by the open source code license. In addition, third-party licensors do not provide intellectual property protection with respect to the open source components of their products, and therefore we may not be indemnified by such third-party licensors in the event that we or our customers are held liable in respect of the open source software contained in such third-party software. If we are not successful in defending against any such claims that may arise, we may be subject to injunctions and/or monetary damages or be required to remove the open source code from our products. Such events could disrupt our operations and the sales of our offerings, which would negatively impact our revenues and cash flow.
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
Risks Relating to Regulatory Environment
Privacy concerns, legislation and other regulations may limit the use and adoption of our offerings, adversely affect our business, increase compliance costs and expose us to increased liability.
Governments and other international organizations in various jurisdictions around the world (such as the legislative and regulatory institutions of the European Union) are adopting new laws, regulations and guidelines addressing data privacy and the processing (collection, storage, use, etc.) of personal information. These laws, regulations and guidelines may be inconsistent across jurisdictions and are subject to evolving and differing (sometimes conflicting) interpretations. In some cases, different sets of data privacy laws and regulations, such as the European Union’s General Data Protection Directive (“GDPR”), Israeli Privacy Law and the regulations promulgated thereunder (the “Israeli Privacy Law”), local laws and regulations and certain state laws in the U.S. on privacy, data and related technologies, such as the California Consumer Privacy Act (“CCPA”), also govern the processing of personal information. While we invest in ensuring our compliance with applicable requirements, these and other requirements slow the pace at which we close sales or procurement transactions, restrict our ability to store, transfer and process data or, in some cases, impact our ability to offer some of our solutions and services for use in relation to data subjects that reside in certain locations or our customers’ ability to deploy our solutions globally. Compliance with these regulatory requirements may be onerous, time consuming and expensive, especially where these requirements are inconsistent from jurisdiction to jurisdiction or where the jurisdictional reach of certain requirements is not clearly defined or seeks to reach across national borders.

Should we, or any party on our behalf, fail to comply with privacy legislation or procedures or other agreed security measures, we may incur substantive civil liability to government agencies, customers, shareholders and individuals whose privacy may have been compromised. As privacy legislation is increasing globally, and more government agencies are granted with authority to fine organizations for non-compliance with applicable data privacy laws and regulations, and require companies to take certain steps to remediate such non-compliance, we may find ourselves forced to pay damages penalties, fines, remediation costs, reimbursement of customer costs and other significant expenses due to our (or our subcontractors' or vendors’) non-compliance with data privacy laws and regulations. Moreover, even the perception that the privacy of personal information that we process or control is not adequately protected or does not meet regulatory requirements could damage our reputation, inhibit sales of our products or services and could limit adoption of our offerings.

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

Our revenues would be adversely affected if we fail to adapt our offerings to changes in rules and regulations applicable to the business of certain customers, such as rules and regulations regarding securities trading, broker sales compliance and anti-money laundering, which could have an impact on their need for our products and services.
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
Our business, results of operations and financial condition could be materially and adversely affected if laws, regulations or standards relating to our business and products, us or our employees (including labor laws and regulations) are changed or new ones are implemented. Such implemented laws and regulations include requirements in the United States, Europe, UK and other territories in relation to data privacy and protection, anti-bribery and anti-corruption, foreign investment, import and export, sanctions, labor, tax and environmental and social issues.
While we attempt to prepare in advance for such new or changed requirements and standards, we cannot assure that we will be successful in our efforts, that such changes will not negatively affect the demand for our products and services, or that our competitors will not be more successful or prepared than us.
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
If the local and international grants, programs and benefits available to us or the laws, rules and regulations under which they were granted are eliminated or their scope is further reduced, or if we fail to meet the conditions of existing grants, programs or benefits and are required to refund grants or tax benefits already received (together with interest and certain inflation adjustments) or fail to meet the criteria for future Israeli Preferred Technology Enterprises, our business, financial condition and results of operations could be adversely affected.
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

In October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting (“BEPS”) initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. We continuously monitor these developments. Although many of the BEPS measures have already been implemented or are currently being implemented globally (including, in certain cases, through adoption of the OECD’s ‘multilateral convention’ to effect changes to tax treaties which entered into force on July 1, 2018 and through the EU’s ‘Anti-Tax Avoidance’ Directives), it is still difficult in some cases to assess to what extent these changes would impact our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. Further, for the past several years, the OECD has had a specific focus on the taxation implications of e-commerce business, generally referred by the OECD as the “digital economy.” In January 2019 the OECD announced further work in continuation of the BEPS project, focusing on two “pillars.” On October 8, 2021, 136 countries approved a statement known as the OECD BEPS Inclusive Framework, which builds upon the OECD’s continuation of the BEPS project. The first pillar is focused on the allocation of taxing rights between countries for in-scope multinational enterprises, with an annual global turnover exceeding €20 billion and 10 percent profitability, that sell goods and services into countries with little or no local physical presence. The second pillar is focused on developing a global minimum tax rate of at least 15 percent applicable to in-scope multinational enterprises with an annual global turnover exceeding €750 million. Israel is one of the 136 jurisdictions which has agreed in principle to enforce the global minimum tax rate. The OECD will develop model rules for Pillar Two and the agreement calls for countries to bring it into law in 2022 so that it can take effect by 2023. Countries that have in recent years created national digital services taxes, such as India, will have to repeal them.

Adherence with Pillar Two may increase the cost of structuring and compliance as well as the cost of doing business internationally. Any changes to the taxation of our international activities may increase our worldwide effective tax rate and adversely impact our financial position and results of operations. Further, the prospective taxation by multiple jurisdictions of digital and e-commerce businesses could subject us to exposure to withholding, sales, VAT and/or other transaction taxes, in such jurisdictions where we currently or in the future may be required to report taxable transactions. The imposition of new laws requiring the registration for, collection of, and payment of such taxes, could result in substantial tax liabilities, create increased administrative burdens and costs, require us to change the manner in which we operate or otherwise adversely affect our business and results of operations.

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

Further, there are proposals to introduce further amendments to the U.S. federal tax regime, applicable to corporations. As of the date of filing, it remains unclear what legislation, if any, would be enacted. If the draft legislation currently being discussed is enacted, it could create the potential for added volatility in our provision for income taxes and might have an adverse impact on our future income tax provision and tax rate.

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
We incurred indebtedness pursuant to the issuance of the Notes (as defined in Item 10, "Additional Information - Material Contracts - Notes and Indenture”). The debt incurred could have adverse consequences to our financial condition and business. For example, it could:
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
•limit to some extent our ability to borrow additional funds as needed; and
•restrict our ability to prepay the Notes or to pay cash upon exchanges of the Notes.
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
For our 2020 Notes (as defined in Item 10, "Additional Information - Material Contracts - Notes and Indenture”), on December 31, 2021, we irrevocably elected that all conversions occurring on or after December 31, 2021 will be settled pursuant to Combination Settlement (as defined in the 2020 Indenture) with a Specified Dollar Amount (as defined in the 2020 Indenture) no less than $1,000 per $1,000 principal amount of 2020 Notes. Generally, under this settlement method, the conversion value corresponding to the principal amount will be converted in cash, and the conversion value over the principal amount will be settled, at the Company’s election, in cash or shares or a combination thereof. Upon adoption of ASU No. 2020-06 on January 1, 2022, there will be an impact to earnings per share as a result of the adoption based on the if-converted method if the Company's share price will exceed the conversion price of the 2020 Notes. In addition, if such cash is not available, we may be required to sell other assets or enter into alternate financing arrangements at terms that may or may not be desirable.
If we fail to maintain effective internal controls over financial reporting and operations, it could have a material adverse effect on our business, operating results, and the price of our ordinary shares and ADSs.
Effective internal controls are necessary for us to provide reliable financial reports and prepare consolidated financial statements for external reporting purposes in accordance with U.S. GAAP and U.S. securities laws, as well as to effectively prevent material fraud. Because of inherent limitations, even effective internal control over financial reporting may not prevent or detect every misstatement. In addition, if we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting and operations. Furthermore, as we grow our business or acquire businesses, our internal controls may become more complex and we may require significantly more resources to ensure they remain effective. In addition, we may identify material weaknesses or significant deficiencies in our internal control over financial reporting. Failure to maintain effective internal control over financial reporting and operations could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our business and operating results, investor confidence in our reported financial information, and the market price of our ordinary shares and ADSs.
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
•Announcements related to dividends and share repurchase plans;

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
Adverse economic conditions in markets or regions in which we operate can harm our business. Our results of operations can be affected by adverse changes in local and global economic conditions, slowdowns, inflation, recessions and economic instability. To the extent that our business suffers as a result of such unfavorable economic and market conditions, our operating results may be materially adversely affected.
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
In addition, our operations may be subject to the effects of the rising rate of inflation. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.
Disruption to the global economy could also result in a number of follow-on effects in addition to a slow-down in our business and increased costs, including a possible (i) negative impact on our liquidity, financial condition and share price, which may impact our ability to raise capital in the market, obtain financing and secure other sources of funding in the future on terms favorable to us, and (ii) decrease in the value of our assets that are deemed to be other than temporary, which may result in impairment losses.
We face risks relating to our global operations.
We sell our offerings throughout the world and intend to continue to increase our penetration of international markets. Our future results could be materially adversely affected by a variety of factors relating to international transactions, including:
•governmental controls and regulations, including import or export license requirements, trade protection measures, sanctions, telecommunication authorization and licenses and changes in tariffs;
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
•political instability, armed conflicts, terrorism and security concerns, including instability and restrictions that result from the Russian invasion of Ukraine;
•reduced or limited protection for intellectual property rights in some countries; and
•general difficulties in managing our global operations.
Geopolitical risks, including those arising from political tension, terrorist activity or acts of civil or international hostility, are increasing. For instance, military conflict resulting from the Russian invasion of Ukraine, could result in geopolitical instability and adversely affect the global economy or specific markets. Such geopolitical risks could also lead to prolonged and significant supply chain disruption that may impact our customers, which could impact the demand for our products or services, and negatively affect our business and financial results.

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
Natural disasters or other unexpected events that adversely affect the business climate in any of our markets could have a material adverse effect on our business, financial condition and results of operations. Our business operations may be subject to interruption by natural disasters, fire, power shortages, telecommunications failures, pandemics and epidemics and other events beyond our control. Although we maintain disaster recovery and business continuity plans, such events could make it difficult or impossible for us to deliver our products and services to our customers, and could decrease the demand for our offerings.

The novel coronavirus (COVID-19) pandemic is continuing to impact our mode of operation, as well as the mode of operation of our customers, including the possible impact on our customers' buying decisions and sale cycles. Due to the COVID-19 pandemic, we have restricted our employee travel, shifted to work from home or a hybrid work model in most locations around the world and have changed other operating procedures. At this time, the extent and duration of the continued impact of the pandemic is unknown, and therefore we cannot predict how it may affect our future business, results of operations, financial condition and strategic plans.
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
In addition, due to our growth, or as a result of regular recruitment, we will be required to hire and integrate new employees. Recruiting and retaining qualified engineers and computer programmers to perform research and development and to commercialize our offerings, as well as qualified personnel to market and sell the offerings, are critical to our success. There can be no assurance that we will be able to successfully recruit and integrate new employees.
There is intense competition to recruit and retain highly skilled employees in the technology industry, which has increased due to recent market conditions and the millennial workforce continuing to value multiple company experiences over long tenure. In addition, we may not be able to offer current and potential employees a compensation package that is satisfactory in order to keep them within our employment. We have suffered from attrition in our workforce and such trend may continue in the near future.

In certain locations in which we have development centers, including low-cost countries such as India, the rate of attrition is high and could have a negative impact on our ability to retain our employees in such centers, timely develop our products and solutions and service our customers.
An inability to attract and retain highly qualified employees may have an adverse effect on our ability to develop new products and solutions and enhancements for our offerings and to successfully market such offerings, all of which would likely have a material adverse effect on our results of operations and financial position. Our success also depends, to a significant extent, upon the continued service of a number of key management, sales, marketing and development employees, the loss of any of whom could materially adversely affect our business, financial condition and results of operations.
Item 4.    Information on the Company.
Item 4.A    History and Development of the Company.
The story of NICE is one of continuous innovation driving strategic business transformations, consistently expanding our total addressable markets and becoming a leading provider in every segment in which we operate. NICE was founded on September 28, 1986, as Neptune Intelligent Computer Engineering Ltd., with the vision to digitize unstructured data previously captured using analog means. This digitization enabled a new era of capturing, storing, securing and managing large quantities of unstructured data, such as voice calls generated in trading floors, contact centers and air traffic control. On October 14, 1991, the Company was renamed NICE-Systems Ltd., expanding its mission to the Customer Service market, becoming a leading global provider of Workforce Optimization software applications, as well as adding solutions for the Public Safety sector. With the advancement in computing power, the increased quantity of available data and the growing need to generate meaningful business insight, NICE launched Interaction Analytics solutions - allowing organizations to quickly understand and operationalize their captured unstructured interaction data. In 2007, NICE acquired Actimize, a leader in Financial Crime and Compliance analytics solutions, and added real-time transaction data analytics with leading AI-based solutions to help prevent financial fraud and money laundering, transforming the company into an enterprise software analytics leader. Since 2014, NICE transformed into a leader in cloud, analytics, digital and Artificial Intelligence (sometimes referred to as “AI” in this annual report) through innovations and strategic acquisitions. In 2016, NICE acquired inContact, a leading provider of cloud contact center software and agent optimization tools, enabling the industry’s first fully integrated and complete cloud contact center solution platform. Moving forward, NICE became an industry leader, helping organizations expand innovation with wide cloud functionalities, transform their business to be data-driven, and instill intelligence by infusing AI and analytics, all of which became NICE's core pillars. Since 2021, as consumer expectations dramatically shifted to digital, NICE extended the reach of its offering with a series of new offerings and acquisitions in the digital customer experience space, providing organizations with smart digital solutions to answer customers’ needs wherever their journey begins and across multiple service channels. With these advanced technologies, NICE enables organizations to smartly manage their knowledge base, proactively initiate service, and provide guided journeys to consumers.

On June 6, 2016, the Company was renamed NICE Ltd., which is its legal and commercial name. Today, NICE is an enterprise software leader in cloud, analytics, digital and AI in both the Customer Engagement and Financial Crime and Compliance markets. Our solutions help organizations create extraordinary and trusted customer experiences, improve public safety and prevent financial crime. Our solutions are based on advanced cloud platforms that combine digital and omnichannel capabilities, advanced analytics, AI and smart automation.

NICE is a company limited by shares organized under the laws of the State of Israel. Our Israeli offices are located at 13 Zarchin Street, P.O. Box 690, Ra’anana 4310602, Israel (Tel. +972-9-775-3151). Our subsidiary, NICE Systems, Inc. has been appointed as our Agent for Service in the United States, and is located at 221 River Street, Hoboken, New Jersey 07030.
The Securities and Exchange Commission ("SEC") maintains an Internet site that contains reports, proxy and information statements, and other information regarding issues that file electronically with the SEC at http://www.sec.gov. Form 20-F, 6-Ks and other information is available on our website at https://www.nice.com/company/investors/.
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
Item 4.B    Business Overview
Breakdown of Revenues

For a breakdown of total revenues by products and services and by geographic markets for each of the last three years, please see Item 5, “Operating and Financial Review and Prospects – Results of Operation,” in this annual report.

About NICE
NICE is a global enterprise software leader, providing cloud platforms for AI-driven digital business solutions that serve two main markets: Customer Engagement and Financial Crime and Compliance. Our core mission is to transform experiences to be extraordinary and trusted, and create frictionless and safe digital-first consumer reality, where every interaction is easy, effortless and instantaneous. Our solutions are used by organizations of all sizes and are offered in multiple delivery models, including cloud and on-premises.

In the Customer Engagement market, we enable organizations to transform experiences with solutions aimed at meeting consumers wherever they choose to begin their journey, providing digital-centric self-service capabilities, understanding consumers' journeys, creating smarter hyper-personalized connections and guiding seamless omnichannel interactions. We help organizations transform their workforce experience with solutions aimed at engaging employees, optimizing operations and automating processes.

In the Financial Crime and Compliance market, we protect financial services organizations and their customers’ accounts and transactions, with solutions that identify risks and help prevent money laundering and fraud, as well as help ensure compliance in real-time.

NICE is at the forefront of several industry technological disruptions that have greatly accelerated in the last two years: the adoption of cloud platforms by organizations of all sizes and verticals, the shift of consumer and organizational preferences towards digital-centric services and experiences, the growing acceptance and adoption of AI, an increase in consumer self-service usage and the need to manage, optimize and engage a diverse and remote workforce while retaining and attracting top talents. Our suite of integrated portfolio solutions, based on our unique domain expertise, provide organizations engaged in customer experience, financial crime and public safety, with industry-leading agility and innovation that are essential for their success.

We rely on several key assets to drive our growth:
•Our market-leading cloud native open platforms for Customer Engagement and Financial Crime and Compliance, which natively embed analytics, automation, AI, and digital capabilities, and are protected by a broad array of patents.
•Our unique digital capabilities that are critical for organizations of all sizes and across all industries in dealing with the exponential adoption of digital communication by consumers.
•Our extensive portfolio of applications that allows our customers to benefit from a wide range of both cloud and on-premises solutions.
•Our broad array of proprietary technologies and algorithms in the domains of automation, analytics, machine learning, speech-to-text, natural language processing, personality-based routing and others.
•Our access to data for improving our algorithms through machine learning and AI, which relies on a combination of our extensive customer base, cloud deployments and domain expertise.
•Our solutions' coverage of all market segments, from small and mid-sized businesses to large scale Fortune 100 enterprises.

•The mission critical nature of our solutions to the operations of our customers and our cloud platforms that are essential for enabling a scalable and sustainable work-from-anywhere environment.
•Our market leadership, which makes us a well-recognized brand and creates top-of-mind awareness for our solutions in our areas of operation.
•Our large partner ecosystem that enables us to reach and serve a large number of customers across many countries.
•Our loyal customer base of more than 25,000 organizations in over 150 countries, across many industries, including 85 of the Fortune 100 companies.
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
Industry and Technology Trends
Following are the key cross-industry trends that we have identified as driving demand for our solutions:
•Organizations of all sizes are transitioning to open cloud platforms as the foundation for their applications to allow quick innovation cycles and business agility. Cloud platforms provide unified and integrated solutions that are all based on a shared framework of services, allowing for fast innovation, easy deployment, and flexible functionality. In recent years, we are seeing acceleration in cloud transformation while organizations are moving to an agile mode of operation to enable flexibility and lower operational costs.
•Open cloud platforms are being adopted by organizations in order to enable seamless customizations and pre-built integrations. Open cloud platforms enable an enhanced ecosystem of solution providers where third-party solutions can be easily added to extend the functionality of the platform to match customer or industry specific needs.
•Consumers from all generations are embracing digital at an exponential pace and prefer digital interactions. Consumers from all generations have been embracing digital at an exponential pace and prefer digital interactions. In order to remain competitive and meet consumer expectations, organizations need to provide customers with various digital means by which they prefer to interact with the organization. Digital transformation allows for quality, consistent and personalized experiences across channels, higher use of digital channels, more efficient end-to-end processes, faster response time and empowerment of employees and customers.
•Artificial Intelligence and Automation are disrupting businesses across all industries. AI and automation are reshaping the way organizations are conducting their businesses across all organizational functions. They help with strategic decision-making by processing and analyzing data on a scale much larger and faster than any human could accomplish. Implementing AI and automation helps organizations sustain competitiveness and differentiation by proactively streamlining and automating complex business processes in smart ways, infusing real-time decisioning and predictive tools based on cognitive technologies, and generating meaningful and operationalized insight from vast amounts of data.
Customer engagement trends that are driving demand for our solutions:
•Increased use of newer digital channels as first choice by consumers for interaction with organizations. Newer Digital Channels comprise mainly messaging and social applications. The nature of these channels is different from voice and traditional digital channels (e.g., email, chat) due to the asynchronous response times and ability to carry the conversation for extended periods of time. Over the course of the ongoing COVID-19 pandemic, the use of digital channels has substantially increased , and consumers of all ages show a preference for digital channels when interacting with organizations. Organizations need to make sure they offer these channels as a communication alternative and can provide an integrated and high-quality experience across these channels.
•Consumer expectation for a holistic experience that is effortless, contextual and consistent across all touchpoints has become a standard requirement. While consumers move constantly between devices and channels, their expectation is for consistent experiences that are keeping the interaction context across all communication channels and are seamlessly transitioned from one channel to another and can also communicate in different modalities simultaneously. With the growing number of channels and customer needs, organizations are expected to provide an end-to-end orchestration of customer journeys, engage with them at the very start, and provide all the flexibility to make the customer's journey easy and seamless, while maintaining a single view of the journey for analysis and optimization of the experience.
•Organizations rely more on predictive analytics and AI to further improve customer experience as well as the general performance of the contact center. Organizations are increasingly using AI to better understand each individual customer, including their behaviors, needs and preferences, and leverage these insights to proactively predict needs and initiate service before being contacted by customers. Front and back-office functions seek to employ analytics to better optimize their operations. These tools include, among others, cognitive engagement solutions, like interactive communications, predictive analytics and machine learning. Furthermore, smart and self-learning machines allow the enhancement of self-service, real-time guidance and analytics-based insights (including speech and text analytics), behavioral analytics and techniques focused on profiling, trending and pattern detection. As a result, organizations increasingly use these technologies to provide faster and more efficient customer service as well as drive specific business outcomes.
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
•Adoption of Robotic Process Automation (RPA) solutions keep growing in the contact center in order to increase agent efficiency and productivity while reducing costs. RPA helps to significantly reduce the number of manual and time-consuming tasks agents and employees need to perform, freeing them to spend time in added-value activities. RPA can be divided into unattended and attended automation. With unattended RPA, organizations are looking to fully automate back-office processes at scale with no human intervention. With attended RPA the bots can work as virtual assistants to agents, dramatically improving the work-from-anywhere contact center’s workforce capabilities.
•As part of organizations' new reality, they need to enable their employees to work from anywhere and keep them highly engaged. To do that successfully, they are continually looking for ways to engage and motivate employees to ensure their productivity and satisfaction is maintained, regardless of their physical location. The new work environment creates new demands regarding planning, scheduling, evaluating, coaching and incentivizing employees. This requires organizations to manage their workforce in an agile and personalized manner that improves employees’ performance and allows the same level of visibility, transparency, and productivity as they used to have when working from the office.
•Growing digital evidence, disjointed systems, manual work processes and staffing challenges are all impacting the ability of government agencies to deliver on the promise of timely justice. Government agencies of all types – from police and first responders to prosecutors, public defenders and courts – are looking to digital transformation as a way to overcome the challenges of digital evidence silos and disjointed work processes. Through digital transformation, stakeholders who rely on digital evidence can work smarter and more efficiently on their own, and better together.

•With Emergency Communications becoming more complex, and staff turnover at an all-time high, digital transformation is becoming critical. Emergency communications managers waste their time handling manual, time-consuming tasks related to daily operations, quality Assurance, reporting, training, development, hiring, staff supervision and fulfilling emergency incident reproduction requests. Digitally transforming and automating quality assurance, incident reconstruction and performance metrics tracking frees up managers to spend more time engaging with and coaching staff.
Financial Crime and Compliance trends that are driving demand for our solutions:
•The need to embed risk management controls into digital first strategies. Financial services organizations are undergoing significant digital and analytics transformations to provide safer and more seamless customer access to accounts across all channels and enable safe and secure transactions. At the forefront of these initiatives is the need to improve customer experience. The realization that risk management is a critical component to the customer experience is helping drive demand for financial crime prevention and detection solutions across the customer lifecycle from onboarding to ongoing monitoring.
•Preventing financial crime and ensuring stringent compliance with evolving regulatory environments. Regulatory scrutiny of financial institutions continues to apply pressure on organizations to adopt more advanced regulatory compliance and risk management technology. Furthermore, regulators have been expanding their focus from the largest financial institutions to a broader market, including smaller banks and alternative financial service providers, and are creating increased demand for risk and compliance related solutions.
•An unpredictable threat landscape environment. The growing number of data breaches and cyber security incidents put increasing amounts of personally identifiable information and sensitive data at risk of exposure. This information can be used to open accounts that can be used for laundering money, terrorist financing, account fraud, market manipulation, social engineering, and more. Such potential risks threaten an organization’s reputation, as well as create large financial exposures due to both losses as well as fines. In addition, the large volumes of data, related to both internal and external threats, place an enormous operational burden on organizations. Having the ability to deploy advanced technologies such as machine learning and automation that helps address these threats, becomes increasingly critical to financial services organizations.
•An increasing need to control cost of compliance. The regulatory pressures and increasing threat landscape have driven an increase in the number of risk and compliance personnel, which in turn has dramatically increased the cost of compliance. Organizations are turning to technology to allow them to help control these costs without compromising their compliance adherence while continuing to lower their exposure to financial crime.
•Financial institutions seek a single platform that aggregates and analyzes financial crime-related risk in one place. The ever-expanding risk landscape and sophistication of financial criminals, as well as the need to keep costs in check, creates a growing need for a single view of different detection signals throughout the financial services organization. A single platform allows financial services organizations to analyze the data, act on it and present it in one dashboard to both operations and executives.
•Process automation and machine learning are increasingly used to automate financial investigation tasks where it may not be necessary to have as much human involvement. This frees up investigators from low value, high volume manual tasks so that they may better focus on more important and strategic tasks. This leads to better resource utilization, increased accuracy and productivity, and improved return on investment.
•Financial institutions are being disrupted by digital players providing improved experiences and more personalized products and services. Banking services and many other financial service organizations are being challenged by neo-banks, fintech companies and other digital players. To improve customer experiences, and compete against these digital players, financial institutions continue to invest heavily in digital capabilities. Consumers have increased expectations for faster and frictionless processes. In terms of risk, digital banking moves the consumer away from the branch creating new risks around identity verification, customer due diligence and general monitoring of consumer financial behavior. The expectations for fast response times drive financial institutions to re-design their compliance processes to be able to respond in minutes rather than days or weeks, which in turn requires broader adoption of AI across the customer lifecycle.
Strategy
Our long-term strategy is to further establish our status as an industry leader in both the Customer Engagement and Financial Crime and Compliance market segments. In Customer Engagement, we will continue to leverage CXone, as well as our large customer base, to continue our leadership in the CX market. We will continue to expand our digital reach through a series of strategic product-launches, fueled by organic developments and acquisitions, whereby we intend to become a true digital powerhouse.

We will continue to evolve as one of the leading custom-built AI players in the CX market, and become the standard for any self-service deployment, with both our own end-to-end self-service offering, as well as full integration with any third party solutions.

In our Financial Crime and Compliance business, we will continue to build our leadership with the full launch of X-sight to take our enterprise offering and market to the cloud, and we will further enhance Xceed to be the best mid-market suite. We will leverage the massive digital banking transformation to enlarge our addressable market, by launching new solutions, re-positioning NICE as the leader for managing risk in the digital banking era.

Empowering organizations to lead by adapting to change
We intend to continue leading the market by leveraging several major industry trends and evolving our offering to meet our customers’ current and future needs while focusing on key strategic pillars:

•Cloud Foundation – we provide cloud-native open platforms for our Customer Engagement and Financial Crime and Compliance offerings. This allows our customers to facilitate adoption of cloud infrastructure to accelerate innovation and reduce integration, implementation and operational efforts.

•Digital - we enable businesses to deliver digital-first omnichannel experiences, responding to consumer needs on their preferred channel of choice wherever their experience journey begins, including the ability to service customers across multiple digital channels, provide secure digital banking and help public safety organizations shift to digital interaction and digital evidence environments.

•AI – we accelerate business transformation with AI-embedded natively across our platforms, making our applications and business processes smarter. Our domain expertise, advanced technology, and pre-built AI models create industry-leading solutions for all our market segments.

•Data - recognizing the power of data, we consider data as a key component and a strategic asset across our portfolio and leverage it for creating frictionless experiences for consumes. We manage our customer data with security and compliance measures while leveraging it to operationalize data insights, to equip our customers with a data-driven approach to manage their business, improve performance and identify customer insights.

Strengthening our market leadership
Our brand, global reach, financial resources, extensive domain expertise and ability to deliver a wide array of solutions for large, as well as small and mid-sized organizations, will further anchor our market-leading position.
We plan to continue to develop our open cloud platforms for the Customer Engagement and Financial Crime and Compliance markets to enable unified integrated solutions that offer fast innovation and quick time to value. These platforms allow us to deepen our direct relationships with our customers, nurture our partner ecosystem and create new growth opportunities.

In our Customer Engagement business, we will continue to be a leader in the CCaaS market with CXone, our customer experience cloud platform that enables rapid innovation, agility and scalability, and we take our offering to the next level with the introduction of our Customer eXperience Interactions (CXi) framework. CXi is a comprehensive portfolio of solutions and is based on CXone and Enlighten AI, our purpose-built AI for the Customer Experience market. With CXi we provide a broad suite of digital, analytics and AI-infused integrated applications for customer service. Alongside our existing offering, we plan to lead in new product categories, as we introduce novel solutions and enter additional market segments. We will continue to extend our leading market position for cloud contact center solutions, catering to organizations of all sizes and replacing legacy on-premises infrastructure players. We will also continue to enable our customers to extend our solutions through innovative third-party solutions via our DEVone dedicated partner ecosystem that our customers can self-select through our platform’s CXexchange application marketplace. Our Evidencentral cloud digital transformation platform allows public safety, law enforcement and criminal justice agencies to transform to the digital age, managing response, investigation and prosecution digitally and embedding analytics and AI throughout the entire criminal justice process, enabling agencies to leverage data to the fullest and work together collaboratively to enhance public safety.
In our Financial Crime and Compliance business, we will continue to expand our offerings across market segments by providing new and enhanced solutions that protect financial services organizations and their customers earlier in the customer lifecycle and by infusing more AI across our portfolio of solutions. With our X-Sight cloud platform, we provide open, scalable and flexible solutions with the broad financial crime and compliance coverage to the top tier of the market. We launched X-Sight DataIQ, which orchestrates the aggregation of data from multiple sources, delivering real-time accurate customer intelligence. Continued innovations on X-Sight will further cement our leading market position. With Xceed, we provide fully packaged anti-money laundering (AML) and fraud coverage and solutions to the mid-market, enabling smaller organizations to realize greater protection with quick time to value. Xceed is expected to enable further growth with mid-market financial institutions. In the Financial Crime and Compliance business, our solutions are infused with Always on AI, our multi-layered approach that injects AI, machine learning, automation, natural language processing and other advanced technologies throughout the financial crime and compliance value chain. This allows financial services organizations to merge innovative and patented technologies to seamlessly connect data and apply AI to turn raw data into financial crime intelligence to fuel analytic precision and detect and prevent financial crimes. These offerings enable us to add value to our existing customers, as well as expand our reach and open-up new opportunities, considerably increasing our total addressable market.

Helping our customers transform to the cloud

Our leading cloud platforms and domain expertise, along with our flexible maturity models, enable our customers to adopt cloud solutions and migrate to the cloud at the pace that matches their needs and preferences.

To support all of our customers and the different pace of their cloudification migration, we intend to continue offering our solutions in a variety of delivery models, which enable us to be flexible in effectively addressing our customers’ needs.

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
Maximizing the synergies across our businesses
At NICE, we value and promote a synergetic approach to our platforms and solutions (e.g., sharing information, knowhow, and design practices in transitioning to native cloud platforms across Customer Engagement and Financial Crime and Compliance). We will continue leveraging our solutions' common cloud architectures as well as methodologies of capturing and analyzing massive amounts of structured and unstructured data, providing real-time insight and driving process automation. Maximizing these synergies and cooperation between our business areas is a key pillar of our corporate strategy.

We have several joint offerings across our business segments and combined go-to-market efforts. We will continue leveraging our extensive complementary domain expertise, technological know-how, capabilities and development, in order to grow our business through additional cross-sell and up-sell opportunities.
Increasing our footprint in select geographical regions
As part of our growth strategy, we are expanding our business in select regions globally, where we can further grow and establish our presence in less penetrated, growing markets. We are doing this by leveraging our existing offering and growing partner ecosystem, in both the Customer Engagement business as well as the Financial Crime and Compliance business. We continue to expand our international partner network.
Expanding our global partnerships
As part of our growth strategy, we are investing in expanding relationships with global go to market partners that we believe can accelerate our growth while ensuring the success of our customers. In addition, as part of our open platforms, we are enabling the success of our technology partners while providing a wider coverage and complementing our product offerings to bring unique value to our customers.
Customer Engagement Business Strategy
Our strategy is to continue leading the CCaaS market, to go beyond the contact center, and expand the boundaries of CCaaS to win the overall customer experience market by attempting to fundamentally reinvent the way in which consumers interact with organizations. We are driving a new customer experience standard by intelligently meeting customers wherever they choose to begin their journey, enabling resolution through data driven self-service and preparing agents to successfully resolve any need event. We intend to achieve this by:
•Offering CXone, the global leading unified cloud customer experience platform that combines guided journey orchestration for voice and digital channels, IVR, advance digital capabilities, self-service, bots, proactive conversational AI, knowledge management, agent assist tools, Customer Journey Analytics, leading Workforce Engagement Management solutions and automation.

•Expanding our capabilities to provide holistic digital and self-service throughout the entire customer journey, starting at the very beginning on search, apps and other digital doorsteps, through self-service and engagement with the contact center through voice or digital enabling customer service organizations to provide a true omnichannel service experience across all touchpoints.

•Infusing analytics, AI and automation into every element of our Customer Engagement offerings to enable predictive and proactive service, workforce augmentation and automation. We leverage insights from extensive number of interactions, with hundreds of purpose-built CX models to create frictionless customer experiences that are smarter and faster.

•Enabling our customers to deploy AI-driven intelligent conversational bots to provide self-service and assisted service capabilities, which improve customer experience as well as reduce the cost to service consumers.

•Providing agents with unique digital functionalities and capabilities including digital collaboration, agent assist, knowledge management and automation to prepare them for delivering the best service.

•Empowering our customers' workforce through an agile Workforce Engagement Management (WEM) platform that helps organizations dynamically forecast and schedule the complex multi-channel digital native workforce, understand individual employees' preferences, needs and actions to drive motivation and reduce attrition through providing flexibility.

•Leading cloud transformation across the entire Customer Engagement portfolio for all market segments and regions to enable rapid innovation, enhance flexibility and agility, and lower operational costs.

•Offering our customers the ability to extend our solutions through innovative third-party solutions provided by our DEVone dedicated partner ecosystem. Our customers can self-select these third-party solutions from our platform’s CXexchange application marketplace.

•Increasing our mid-market presence through transforming to CCaaS and further becoming a strategic vendor for large enterprises with enhanced data and AI innovation, as well as our CXone offering, enabling them to adapt to changing realities.

•Extending our public safety offering to the PSAP to support next generation digital emergency communication, ensuring compliance and enabling enhanced digital evidence collection and investigation
•Offering a leading unified cloud-based Digital Evidence Management and Investigation platform, Evidencentral, that integrates and consolidates all forms of evidence information - data and media from police records and dispatch management systems.
Financial Crime and Compliance Business Strategy
We plan to continue extending our market leading position and our addressable market, while further supporting the move to the cloud by financial institutions. We also plan to leverage our capabilities to facilitate both better financial crime protection and to help our customers realize cost reductions. We intend to achieve this by focusing on:

•Delivering integrated Financial Crime and Compliance solutions that help financial services organizations identify risks faster and earlier throughout all phases of the customer lifecycle.

•Expanding our market reach within the mid-tier banks and financial institutions with our Xceed native cloud and AI platform, which provides AML and Fraud solutions in a packaged SaaS offering to smaller organizations, enabling them to benefit from the capabilities previously only afforded to large organizations.

•Expanding X-Sight, our cloud-native AI platform and solutions for the top tiers of the market to further strengthen and grow our market leadership position. X-Sight combines data and analytics agility and provides us the ability to cross-sell solutions. Our cloud platform leverages data, AI, machine learning, advanced automation, and other technologies to help customers reduce the cost of operations, while increasing their adherence to compliance and preventing financial crime.

•Expanding X-Sight AI, our data driven, machine learning, analytics managed service or do-it-yourself environment to help further optimize analytic models and develop new analytics by leveraging insights from our market-wide view of transactions and known fraud and regulatory compliance issues.

•Offering X-Sight DataIQ, our orchestration and aggregation engine that seamlessly connects to multiple premium and public data sources, turning raw data into the data intelligence to fight financial crimes.

•Expanding the X-Sight Marketplace, an ecosystem of innovative third-party partners where our customers can select complementary offerings to extend our platforms and products.

•Offering our solutions to verticals outside of the traditional financial services, such as technology, gaming, energy, insurance, industry regulators, government agencies, as well as to fintech and alternative payments providers.

•Continuing to cross-sell and up-sell into our existing customer base around the world.
•Expanding our sales channels with world-class systems integrators, consultancies, core banking providers, and other regional reseller firms to identify additional significant opportunities.

•Increasingly selling holistic solutions, combining Financial Crime and Compliance offerings with Customer Engagement offerings.

I.Offering Overview - Customer Engagement
Creating extraordinary customer and employee experiences becomes even more critical in times of change. With customer service needs becoming more urgent and demanding, organizations are required to adapt new operating models to increase their flexibility and maintain agility. These dynamics are challenging organizations to differentiate themselves through efficient, effective and high-quality customer experiences that are digital, including agent-assisted and self-help channels, consistent and personalized across all touch points. In addition, organizations must find ways to generate business insights, better understand and predict customer intent and create smarter customer connections. They need to accomplish these objectives while containing operational costs and adhering to regulations.
CXone is our leading CX platform that provides the benefits of a modern native cloud architecture and delivers a complete suite of customer service applications through our CXi offering and leading standalone capabilities for self-service, WEM, analytics and digital. This multipath approach enables organizations to leverage CXone in many ways, such as a complete open suite, an open suite integrated with third-party Automatic Contact Distributor (ACD) or hybrid, combining native applications with existing premise recording and ACD systems.

Our comprehensive portfolio of solutions empowers organizations to transform customer and employee experiences by understanding consumer journeys, creating smarter hyper-personalized connections, managing seamless omnichannel interactions and providing digital-centric self-service capabilities. Using industry-leading AI and analytics capabilities, NICE helps organizations transform their workforce experience with solutions aimed at engaging employees, optimizing operations, and automating processes.

Our Platform and Solutions’ Core Capabilities:
Our Cloud Native Open Platform, CXone, transforms customer service to provide an exceptional customer and agent experiences in today’s fast paces digital environment. It opens new possibilities for employees to work from anywhere and use a single, consolidated interface –from any location – with a common view of operational performance and each customer’s journey ultimately creating an elevated customer experience. With predictive analytics and embedded artificial intelligence, it empowers teams to resolve issues faster, personalize each experience and forge deeper loyalty with each customer. CXone supports customer service organizations of all sizes and geographic locations – from small single sites, to distributed remote agents, to global enterprises. As a modern, cloud native open platform, CXone allows organizations to compete on innovation and routinely transform experiences with speed and sophistication, overcoming expensive and lengthy innovation and product cycles, and eliminating complex integrations by having a unified modern architecture with automatic upgrades. CXone scales securely, deploys quickly, and serves customers globally. We offer easy customization through hundreds of RESTful APIs and our DEVone developer program, plus CXexchange marketplace with pre-built integrations from ecosystem partners. CXone enables multi-national organizations to deliver service with confidence from a single instance, and includes a broad level of certifications, including PCI Level 1, HIPAA, SOC2, SOX, FedRAMP, Cybersecurity Essentials, IRAP, and others.

Our custom-built AI engine for CX, Enlighten, is embedded across our entire platform and suite of applications. It uses historical data to understand CX needs, behaviors and different types of characteristics, analyzes every interaction and allows proactive identification of needs and the ability to act on them in real time. Enlighten AI also leverages conversational data from employee-assisted interactions to discover automation opportunities for self-service. It guides agents in real-time to reduce friction, keeping them informed and prepared, connecting people on a personal level to optimize outcomes, and redefining the quality and coaching process to be based on agents’ soft skill behaviors measured on all interactions.

Our Digital-Entry Points solutions enable organizations to prioritize digital transformation as an urgent initiative in order to adapt to the changing needs of the current environment and deliver smart service on the consumers’ channel of choice. NICE enables organizations to address their consumers' needs right at the digital doorstep of their journey, such as online search and mobile apps. We provide knowledge management tools to drive knowledge at any point of the consumers' journey, starting with search, and then guide them in real-time on their channel of choice through an interactive conversation, and proactively reach-out to customers, based on analyzing their needs.

Our Journey Orchestration solutions empower organizations to connect and route customers across their entire journey in a seamless, consistent, and smart way by combining digital channels, self-service, and voice. We deliver service over more than 30 supported digital channels, including social media and messaging channels, with the ease of adding new channels. Customers can seamlessly and effortlessly move between channels, while providing the customer with a full context and a sense of a single consistent journey, as well as a single view of the experience to the organization. We create highly personalized interaction experiences by matching the most appropriate agent or bot to deal with the customer's request, connecting them using real time AI-based routing.

Our Smart Self Service solutions empower organizations to build intelligent automated conversations based on data that indicates what customers need and how they express these needs and deliver the right resolution. Our smart self service allows organizations to design data-driven, personalized self-service interactions, using NICE’s purpose-built Enlighten AI Experience Optimization engine, to identify customer needs and automate the right conversations, resulting in fast and satisfying resolutions. This profound understanding of consumers' needs also enables organizations to proactively engage with their consumers to resolve their issues before they occur. We provide the most intelligent bots that are able to comprehend human conversations through a powerful conversational AI platform that learns and improves over time.

Our solutions and tools designed for the Prepared Agent enable contact center agents to be engaged in real-time, knowledgeable, and empowered, so they can create the most hyper-personalized, unique interactions that increase customer satisfaction and resolve issues quickly. We ensure agents have the right content and context delivered to them through smart knowledge management that is available in real-time. We guide and alert agents in real time to specific behavioral insights so they can take immediate action to improve resolution, and increase employee potential with personalized virtual attendant to guide them through next-best-action and robotic automation that complete mundane and manual processes for them.

Our Complete Performance solutions help capture, understand, analyze and continuously improve all elements that impact customer experiences. We enable organizations to record structured and unstructured customer interaction and transaction data on any channel, in a secure and compliant way, forecast the complex staffing needs across all channels and automate intraday schedules with AI-based Workforce Management suite, while empowering agents with mobility and notifications to engage and maintain their desired work-life balance, taking into consideration their personal attributes and preferences. We drive better agent behaviors with a leading Quality Management, embedded with our AI engine, custom-built for CX, to consistently measure agent soft skills and customer satisfaction indicators in real time. We analyze all interactions, across all channels, to identify areas for performance improvement, then take the relevant actions for making these improvements happen, operationalizing analytics-based insights into daily business processes. We provide employees with a comprehensive Performance Management solution, creating a consolidated view for agent measurements, driving engagements with gamification capabilities and persona-based coaching for constant improvement. Real-time guidance and automation solutions guide agents to the next-best behavior and next-best action they need to take within or post-interaction, and obtain customer feedback to analyze their conversations and journeys to identify points of friction and optimize their experience.

    NICE Evidencentral - Our digital evidence management platform for public safety emergency communications, law enforcement and criminal justice helps agencies improve incident response, accelerate investigations, streamline evidence disclosure, enhance digital collaboration with justice partners, and restore transparency and public trust.

II.Offering Overview - Financial Crime and Compliance
Enabling trusted financial transactions is critical during the digital banking era and is increasingly challenging for financial services organizations. To stay competitive, organizations are providing more digital channels and more products and services to acquire and retain customers, all of which need to be monitored for fraud and regulatory compliance. With criminals, organized crime rings, and armies of cyber bots attacking digital payments and banking channels while also scamming individuals and corporations, preventing fraud without customer friction and detecting and predicting money laundering is more complex than ever. In addition, adhering to capital markets compliance regulations in the current work from home environment has also become more complex.
Surveilling trades across all asset classes for market manipulation is not enough, Today, organizations need to monitor employee and trader communications and other activities to detect and predict potential foul play. These demands and market dynamics coupled with consumers’ desire for frictionless digital transactions require organizations to transform and modernize their financial crime programs.
Organizations need to be agile to effectively adapt to ensure regulatory compliance, ward off new threats, provide excellent customer experiences and grow the business, all while protecting their organization, safeguarding their customers, and ensuring the integrity of the financial services industry.

NICE Actimize provides the market-leading AI-based platforms and applications for fighting financial crime and ensuring compliance, with proven capabilities for real-time and cross-channel fraud prevention, anti-money laundering and capital markets compliance, and enterprise-wide investigation and case management.

Our Platforms’ and Solutions’ Core Capabilities
•Our cloud platform for the high-end of the market, X-Sight, is an open and flexible AI-cloud platform for Financial Crime and Compliance, enabling top-tier financial services organizations to leverage market-leading solutions and services that meet their sophisticated and unique needs with security scalability and speed. X-Sight provides global customers with immediate access to new innovations removing expensive and lengthy system integrations and product lifecycles by leveraging the unified modern cloud architecture with automatic upgrades. We offer configuration and customization through RESTful APIs and available services and leverage elastic cloud computing for massive scalability, so the largest global financial institutions have the flexibility to customize their controls and financial crime programs to meet their unique needs.

•Our cloud platform for the mid-market, Xceed, brings together powerful AI, data intelligence, machine learning, and insights for comprehensive AML and fraud prevention for small and mid-sized organizations. The solutions on Xceed provide the protection that larger organizations receive but are packaged and connect directly with core banking providers for smaller organizations to realize immediate value.

•Our cloud platforms provide financial services organizations with the agility required to quickly adapt to changing regulatory and threat landscapes. With machine learning, predictive analytics, and embedded AI, organizations are able to be proactive and prevent crime faster, leading to higher customer satisfaction, lower losses, and reduced risk of regulatory enforcement action or reputational damage. Our platforms and solutions enable organizations to have a more comprehensive understanding of their customers’ activities and risk as well as the organization’s risk exposure.

•Our data intelligence solutions enable organizations to turn raw data into comprehensive actionable intelligence to prevent and detect financial crimes and enable better and faster decisions. With seamless access to industry data and our X-Sight Marketplace ecosystem of complementary partner offerings, our solutions deliver comprehensive real-time intelligence to fuel analytics and enrich investigations.

•Our AI and Analytics innovative technologies, our deep domain expertise, and the insights we receive across the industry, provide rich intelligence to our solutions. This allows us to provide market leading solutions to our customers, addressing numerous business use cases across risk domains and coverage areas. All Financial Crime and Compliance solutions are infused with Always on AI, our multi-layered approach that injects AI, machine learning, automation, Natural Language Processing, and other advanced technologies throughout the financial crime and compliance value chain. This provides financial services organizations with innovative and patented technologies which fuel automation and analytic precision to detect and prevent financial crimes in real-time.

•Our complete coverage solutions prevent money laundering and fraud while helping enable organizations to adhere to capital markets compliance and anti-money laundering compliance regulations. With broad coverage for compliance with regulations and financial crime risks including account takeover, social engineering scams and many others, the solutions include hundreds of out-of-the-box engineered models for current risk topologies across global regulatory regimes as well as emerging risk types including cryptocurrencies and cannabis-related risks to name a couple. Organizations gain holistic coverage to reduce risk, mitigate losses and protect their organizations and customers.

•Our intelligent investigations solutions serve hundreds of thousands of analysts and investigators across the globe enabling them to make better, faster decisions. The rich and robust, purpose-built solutions include out of the box workflows and audits for the regulated industry to intelligently route alerts and cases and track all activity for quick, accurate and transparent investigations. With built-in automation and interactive visual displays, organizations can empower their teams with comprehensive intelligence to optimize efficiency.

•Our Self-Service solutions provide organizations with customization and self-development capabilities powered by RESTful APIs and intuitive tools for 24/7 access to smart self-service.

Strategic Alliances
We sell our Customer Engagement and Financial Crime and Compliance platforms and solutions worldwide, primarily directly to customers and indirectly through selected partners to better serve our global customers. We partner with companies in a variety of sales channels, including service providers, system integrators, consulting firms, distributors, value-added resellers and complimentary technology vendors. These partners form a vital network for selling and supporting our solutions and platforms. We have established a cross-organization business partner program to support our ever-growing eco-system, providing a full range of tools and benefits to help promote the NICE offerings and drive mutual revenue growth and success.

Our strategic technology partnerships ensure full integration with the NICE offerings, delivering value added capabilities that enable them to provide our customers with an improved set of solutions and services.

Our DEVone program, comprising more than 180 partners, allows third-party software providers to integrate with our CXone platform and extend its functionality, while our Actimize X-Sight Marketplace platform hosts market leading vendors in the AML and Fraud domains that complement the Financial Crime and Compliance solution suite.

Our newly established Evidencentral Marketplace is the first open, digital evidence management ecosystem of technology vendors designed to make it simpler and faster for Emergency Communications, Law Enforcement and Criminal Justice agencies to bring evidence together, accelerate case building, unearth hidden evidence and address evidence disclosure challenges.

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

Enabling Value
Solution Delivery optimizes solution delivery to our customers and enables them to achieve their specific business and organizational goals, on time and on budget. NICE solutions are delivered by certified project managers, technical experts, and application specialists. We follow a proven methodology that includes business discovery to map solutions to business processes.
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

Managed Services empowers organizations to meet short term objectives, such as reducing handle time or improving sales rates, along with achieving long term goals such as customer retention. Our team of experienced practitioners work with customers, guiding the process of collecting interactions, prioritizing subjects to study, conducting analysis and most importantly, developing plans that put the results of the analysis into action.
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
Cloud Operations ensure that solutions deployed on the NICE cloud run optimally and allow more seamless software upgrades, maximizing availability, performance and quality, while ensuring the security of customer information. This is delivered by using sophisticated proprietary utilities and automations that operate in a proactive manner, providing the means to avoid impacting customer and business operations. This includes: Cloud architecture teams that design cloud service delivery and operation architectures; Cloud Security teams help ensure that we set and meet the required Security certifications; Cloud Infrastructure teams that manage both virtual and physical infrastructure requirements; Cloud DevOps teams that implement the utilities and automations while working with our product development teams to optimize our solutions for the cloud environment; and the 7X24 Cloud Application Support teams that monitor and manage the solutions for our customers, ensuring world class up-time, performance, scalability and security. The NICE Cloud utilizes multiple underlying technologies to give our customers many paths to the cloud – these include Physical Data Centers and Public Cloud providers such as AWS and Azure. NICE maintains multiple Cloud Certifications including SOC 2 Type II – Applications; HITRUST; ISO:27001 and PCI.

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
Managed Technical Services (Technical and Operation) – NICE offers a suite of managed technical and operation services that enable the customer to fully outsource all necessary responsibilities and functions required in order to manage the NICE solutions. This service includes dedicated onsite and remote support engineers, system management, system operation, updates and upgrades.
Manufacturing and Source of Supplies
Many of our solutions are software-based and are deployed by open cloud platform and standard commercial servers.
There is a small portion of our products that have certain hardware elements that are based primarily on standard commercial off-the-shelf components and utilize proprietary in-house developed circuit cards and algorithms, digital processing techniques and software. These products are IT-grade compatible.
We manufacture those of our products that contain hardware elements through subcontractors. Our manufacturers provide turnkey manufacturing solutions including order receipt, purchasing, manufacturing, testing, configuration, inventory management and delivery to customers for all of our product lines. NICE is entitled to, and exercises, various control mechanisms and supervision over the entire production process. In addition, the manufacturer of a significant portion of such products, which is a subsidiary of a global electronics manufacturing service provider, is obligated to ensure the readiness of a back-up site in the event that the main production site is unable to operate as required. We believe these outsourcing agreements provide us with a number of cost advantages due to such manufacturer’s large-scale purchasing power and greater supply chain flexibility.

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
We have qualified for and received the ISO-9001:2015 quality management, as well as the ISO 27001:2013 information security management, ISO 27701:2019 privacy management and ISO 14001:2015 environmental management certifications.
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
We participate in programs funded by the IIA to develop generic technology relevant to the development of our products. Such programs are approved pursuant to the Law for the Encouragement of Industrial Research and Development, 1984 (the “Research and Development Law”), and the regulations promulgated thereunder. We were eligible to receive grants constituting between 30% and 55% of certain research and development expenses relating to these programs. Some of these programs were approved as programs for companies with large research and development activities and some of these programs are in the form of membership in certain Magnet consortiums. Accordingly, the grants under these programs are not required to be repaid by way of royalties. However, the restrictions of the Research and Development Law described below apply to these programs.
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
The Research and Development Law also provides that know-how developed under an approved research and development program may not be transferred to third parties without the approval of the IIA. Such approval is not required for the sale or export of any products resulting from such research or development. The IIA, under special circumstances, may approve the transfer of IIA-funded know-how outside Israel, including, in the event of a sale of the know-how, provided that the grant recipient pays to the IIA a portion of the sale price, which portion will not exceed six times the amount of the grants received plus interest (or three times the amount of the grant received plus interest, in the event that the recipient of the know-how has committed to retain the R&D activities of the grant recipient in Israel after the transfer).
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

We currently hold 414 U.S. patents and 43 patents issued in additional countries covering substantially the same technology as the U.S. patents. We have 163 patent applications pending in the United States and other countries. We believe that the improvement of existing products and the development of new products are important in establishing and maintaining a competitive advantage. We believe that the value of our products is dependent upon our proprietary software and hardware continuing to be “trade secrets” or subject to copyright or patent protection. We generally enter into non-disclosure and non-compete agreements with our employees and subcontractors. However, there can be no assurance that such measures will protect our technology, or that others will not develop a similar technology or use technology in products competitive with those offered by us. In most of the areas in which we operate, third parties also have patents which could be found applicable to our technology and products. Such third parties may include competitors, as well as large companies, which invest millions of dollars in their patent portfolios, regardless of their actual field of business. Although we believe that our products do not infringe upon the proprietary rights of third parties, there can be no assurance that one or more third parties will not make a claim or that we will be successful in defending such claim.
In addition, to the extent we are not successful in defending such claims, we may be subject to injunctions with respect to the use or sale of certain of our products or to liabilities for damages and may be required to obtain licenses which may not be available on reasonable terms.
We own the following trademarks and/or registered trademarks in different countries: Actimize, Actimize logo, NICE Adaptive WFO, NICE WFM, NICE Voice of the Customer, NICE Work Force Management, NICE Incentive Compensation, NICE Real Time Solutions, NICE Trading Recording, NICE Uptivity, NICE Air, NICE Communication Surveillance, Customer Engagement Analytics, Decisive Moment, Fizzback, IEX, inContact, inContact Logo, NICE inContact, Insight from Interactions, Intent. Insight. Impact., Last Message Replay, Mirra, NICE, NICE Analyzer, NICE Engage, NICE Engage Platform, NICE Interaction Management, NICE Sentinel, NICE Inform, NICE Inform Lite, NICE Performance Compliance, NICE Inform Media Player, NICE Inform Verify, NICE Logo, NICE Perform, NICE Incentive Compensation Management, NICE Real Time Solutions, NICE Trading Recording, NICE Proactive Compliance, NICE Seamless, NICE Security Recording, NICE SmartCenter, NICE, NiceLog, Nexidia, Nexidia ((!)) Logo, Nexidia Interaction Analytics, Nexidia Advanced Interaction Analytics, Nexidia Search Grid, Neural Phonetic Speech Analytics, Own the Decisive Moment, Scenario Replay, Syfact, Syfact Investigator, TotalView, inContact Cloud Center Solutions, Supervisor on-the-go, VAAS, Voice as a Service, Personal Connection, InTouch, Echo, inCloud, CXone, CXone Logo, NICE inContact CXone, NICE Perform Compliance, NICE Performance Management, inContact Automatic Contact Distributor, inContact Personal Connection, inContact Interactive Voice Response, inContact Work Force Management, Mattersight, Mattersight Logo, Mattersight See What Matters and Chemistry of Conversation, Net Promoter, Satmetrix, NPX, NPS, Fraudmap, Guardian Analytics, Evidence Lake, Alacra, Free your business, Resolve, Brand Embassy and Hiperos, ContactEngine, ContactEngine Logo, GoMoxie and MindTouch.

Seasonality
In previous years the majority of our business operated under an on-premises enterprise software model, which was characterized, in part, by uneven business cycles throughout the year, with a significant portion of customer orders received in the fourth quarter of each calendar year. This was due primarily to year-end capital purchases by customers and holiday season spending. In recent years, our business has been shifting more and more to the cloud, which is characterized by more evenly distributed business, which balances the impact of being heavily weighted towards the fourth quarter. We believe that this trend will continue in the near future. While seasonal factors such as these are common in the software and technology industry, this pattern should not be considered a reliable indicator of our future revenue or financial performance. Many other factors, including general economic conditions, also have an impact on our business and financial results. See “Risk Factors” under Item 3, “Key Information” of this annual report for a more detailed discussion of factors which may affect our business and financial results.

Regulation

Data Privacy and Cyber-Related Security Restrictions
We are subject to applicable data privacy and cyber-related security restrictions in countries in which our customers and their end-users are located, including the United States, Israel and the EU, mostly in relation to our SaaS, hosting and cloud offering, as well as other outsourced services. With heightened privacy concerns and regulations, failure to comply with the applicable legislation, procedures and security measures may result in significant financial penalties. For more information on privacy and security related concerns and legislation, including the GDPR, see also Item 3 "Key Information - Risk Factors" in this annual report.

We are also subject to domestic data privacy laws, such as the Israeli Privacy Law, CCPA and the United Kingdom Data Protection Act 2018. We are evaluating the business impact of compliance with the constantly changing data privacy laws and regulations.

As part of our effort to comply with such regulations and mitigate any future risks related to data privacy and cyber-security, we have adopted certain internal policies and procedures such as our Information Security Policies, Cyber & Information Security Incident Response Policies, Business Continuity Plans, Risk Assessment Procedures and Vendor Management Policies. These internal policies and procedures are intended to address our business and operational practices as well as our customers' information security concerns, and to avoid or mitigate the risks associated with our information assets and those of our customers. In addition, we received the ISO 27001:2013 information security management certification, ISO 27701:2019 privacy management and SOC2 Type II, PCI, Hitrust and FedRamp certifications were provided to the relevant business lines (as required). Furthermore, we continually evaluate our policies and procedures in light of the regulations related to cyber-security and our customers' needs.

Trade Compliance
As a company with global operations, we may be subject to laws as well as international treaties and conventions controlling imports, exports, re-export and transfer of goods, services and technology. These include import and customs laws, export controls, trade embargoes and economic sanctions, restrictions on sales to parties that are listed on (or are owned or controlled by one or more parties listed on) denied party watch lists and anti-boycott measures.

We are subject to applicable export control regulations in countries from which we export goods and services, including the United States, Israel, European Union and the United Kingdom. Such regulations may apply with respect to product components that are developed or manufactured in, or shipped from, the United States, Israel, European Union and the United Kingdom (including as a result of Brexit), or with respect to certain content contained in our products. There are restrictions that apply to software products that contain encryption functionality. In the event that our products and services are subject to such controls and restrictions, we may be required to obtain an export license or authorization and comply with other applicable requirements pursuant to such regulations or may be restricted from exporting certain products and services to certain countries or to sanctioned parties.

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

Our products meet the requirements of the RoHS and REACH directives, and we are making every effort in order to maintain compliance, without adversely affecting the quality and functionalities of our products. If we fail to maintain compliance, including by reason of failure of our suppliers to comply, we may be restricted from conducting certain business in the EU, which could adversely affect our results of operations.
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

Environmental, Social and Governance (ESG) Report
NICE is guided by a deep commitment to social contribution, environmental sustainability and corporate citizenship that is ingrained in our core values. For further information on our ESG strategy and performance, you may access our full ESG Report, which is located on our Corporate Responsibility webpage at https://www.nice.com/company/corporate-responsibility. The contents of our ESG Report and related supplemental information (including information on our website) are not incorporated by reference into this Annual Report on Form 20-F or in any other report or document we file with the SEC.

Competition
We believe that our solutions have several competitive advantages (as set forth above in “Our Solutions” section in this Item 4, “Information on the Company – Business Overview”) as well as their scale, performance and accuracy, comprehensiveness and broad functionality.
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

Item 4.C     Organizational Structure
The following is a list of our significant subsidiaries and other subsidiaries, including the name and country of incorporation or residence. Each of our subsidiaries listed below is wholly owned by us.

Name of Subsidiary	Country of Incorporation or Residence
NICE Systems Australia PTY Ltd.	Australia
inContact Bolivia S.R.L.	Bolivia
NICE Systems Technologies Brasil LTDA	Brazil
NICE Systems Canada Ltd.	Canada
NICE Systems China Ltd.	China
NICE France S.A.R.L.	France
NICE Systems GmbH	Germany
NICE APAC Ltd.	Hong Kong
NICE Systems Kft	Hungary
NICE Interactive Solutions India Private Ltd.	India
NICE Technologies Ltd.	Ireland
Actimize Ltd.	Israel
NICE Enterprise Ltd.	Israel
NICE Japan Ltd.	Japan
NICE Technologies Mexico S.R.L.	Mexico
NICE Netherlands B.V.	Netherlands
NICE inContact Philippines Inc.	Philippines
NICE Systems (Singapore) Pte. Ltd.	Singapore
NICE Switzerland AG	Switzerland
Actimize UK Limited	United Kingdom
Brand Embassy Ltd.	United Kingdom
Contact Engine Limited	United Kingdom
NICE Systems Technologies UK Limited	United Kingdom
NICE Systems UK Ltd.	United Kingdom
Actimize Inc.	United States
Alacra LLC	United States
Contact Engine Inc.	United States
inContact Inc.	United States
Mattersight Corporation	United States
Moxie Software Inc.	United States
Nexidia Inc.	United States
NICE Systems Inc.	United States
NICE Systems Latin America, Inc.	United States
NICE Systems Technologies Inc.	United States
Item 4.D    Property, Plants and Equipment
Our executive offices and engineering, research and development operations are located in Ra’anana, Israel. The offices occupy approximately 250,627 square feet, with an annual rent and maintenance fee of approximately $8.3 million in 2021 and thereafter, paid in NIS and linked to the Israeli consumer price index. The lease for these offices in our Ra’anana facilities will expire in October 2022 and we intend to extend the lease for an additional term. The terms of the extension may differ from the terms of the current lease, including a reduction in the size of the offices we lease.

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
•APAC facilities include an office space located in Pune, India, which occupies approximately 135,000 square feet and includes a research and development and service center. There are also additional APAC offices located in Manila and Tokyo.

We believe that our existing facilities are adequate to meet our current needs and substantially adequate to meet our foreseeable future needs.

Item 4A.    Unresolved Staff Comments.
None.

Item 5.    Operating and Financial Review and Prospects.
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes and other financial information included elsewhere in this annual report. This discussion contains certain forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, including those set forth under Item 3, “Key Information - Risk Factors” and elsewhere in this annual report, our actual results may differ materially from those anticipated in these forward-looking statements. For more information about forward-looking statements, see the “Preliminary Note” that immediately follows the Table of Contents of this annual report.
Overview
NICE is a global enterprise software leader, providing cloud platforms for AI-driven digital business solutions that serve two main markets: Customer Engagement and Financial Crime and Compliance. Our core mission is to transform experiences to be extraordinary and trusted, and create frictionless and safe digital-first consumer reality, where every interaction is easy, effortless and instantaneous. Our solutions are used by organizations of all sizes and are offered in multiple delivery models, including cloud and on-premises.
In the Customer Engagement market, we enable organizations to transform experiences with solutions aimed at meeting consumers wherever they choose to begin their journey, providing digital-centric self-service capabilities, understanding consumers' journeys, creating smarter hyper-personalized connections and guiding seamless omnichannel interactions. We help organizations transform their workforce experience with solutions aimed at engaging employees, optimizing operations and automating processes.
In the Financial Crime and Compliance market, we protect financial services organizations and their customers’ accounts and transactions, with solutions that identify risks and help prevent money laundering and fraud, as well as help ensure compliance in real-time.
NICE is at the forefront of several industry technological disruptions that have greatly accelerated in the last two years: the adoption of cloud platforms by organizations of all sizes and verticals, the shift of consumer and organizational preferences towards digital-centric services and experiences, the growing acceptance and adoption of AI, an increase in consumer self-service usage and the need to manage, optimize and engage a diverse and remote workforce while retaining and attracting top talents. Our suite of integrated portfolio solutions, based on our unique domain expertise, provide organizations engaged in customer experience, financial crime and public safety, with industry-leading agility and innovation that are essential for their success.
We rely on several key assets to drive our growth:
•Our market-leading cloud native open platforms for Customer Engagement and Financial Crime and Compliance, which natively embed analytics, automation, AI, and digital capabilities, and are protected by a broad array of patents.
•Our unique digital capabilities that are critical for organizations of all sizes and across all industries in dealing with the exponential adoption of digital communication by consumers.
•Our extensive portfolio of applications that allows our customers to benefit from a wide range of both cloud and on-premises solutions.
•Our broad array of proprietary technologies and algorithms in the domains of automation, analytics, machine learning, speech-to-text, natural language processing, personality-based routing and others.
•Our access to data for improving our algorithms through machine learning and AI, which relies on a combination of our extensive customer base, cloud deployments and domain expertise.
•Our solutions' coverage of all market segments, from small and mid-sized businesses to large scale Fortune 100 enterprises.

•The mission critical nature of our solutions to the operations of our customers and our cloud platforms that are essential for enabling a scalable and sustainable work-from-anywhere environment.
•Our market leadership, which makes us a well-recognized brand and creates top-of-mind awareness for our solutions in our areas of operation.
•Our large partner ecosystem that enables us to reach and serve a large number of customers across many countries.
•Our loyal customer base of more than 25,000 organizations in over 150 countries, across many industries, including 85 of the Fortune 100 companies.
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
COVID-19 Update
Due to the COVID-19 pandemic, we have restricted our employee travel, shifted to work from home in locations around the world and have changed other operating procedures. We have taken and will continue to take certain precautionary actions to minimize impact to our business and our employees. To the extent possible, we are taking action to reopen office locations around the world and allow our employees to work in a hybrid work model. In addition, we have and will continue to monitor and take actions to abide with all federal, state and local regulatory requirements. The continued duration and spread of the COVID-19 virus cannot be predicted. In this respect, see also the discussion under Item 3.D. “Risk Factors – General Risk Factors – Our business, facilities or operations could be adversely affected by events outside of our control, such as natural disasters or health epidemics.” We will continue to drive uninterrupted business continuity in our operations while we closely track developments and may take further actions based on regulatory mandates, or that we determine are in the best interests of our employees, customers, partners, suppliers, and shareholders.

Recent Acquisitions
From time to time we complete acquisitions and investments. Some of them are not considered material to our business and operations. During 2021, we completed three acquisitions for a total consideration of approximately $154.2 million, and during 2020, we completed three acquisitions for a total consideration of approximately $164.6 million. For additional information see Note 1b to our Consolidated Financial Statements included elsewhere in this annual report.

The acquisitions were accounted for by the acquisition method of accounting, and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values. The results of operations related to each acquisition are included in our consolidated statements of income from the date of acquisition.

Critical Accounting Policies and Estimates
We prepare our consolidated financial statements in accordance with U.S. GAAP.

Certain accounting policies require that we apply significant judgment in determining the appropriate assumptions for calculating financial estimates. By their nature, these judgments will be subject to an inherent degree of uncertainty. Our judgments are based upon our management’s historical experience, terms of existing contracts, observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate.

We believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate and (2) changes in the estimate could have a material impact on our financial condition or results of operations.

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

Payment terms and conditions vary by contract type. In instances where the timing of revenue recognition differs from the timing of invoicing, we generally do not include a significant financing component in our contracts since our sale prices are not subject to billing terms and the purpose of our contracts is not to receive financing from, or provide financing to, customers. In addition, we elected to apply the practical expedient to not adjust the promised amount of consideration for the effects of a significant financing component if we expects, at contract inception, that the period between when we transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

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

We typically establishes a SSP range for our products and services, which is reassessed on a periodic basis or when facts and circumstances change. SSP for products and services can evolve over time due to changes in NICE pricing practices that are influenced by intense competition, changes in demand for products and services, and economic factors, among others.

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

5) Recognize revenue when (or as) the entity satisfies a performance obligation

We derive our cloud revenues from subscription services, which are comprised of subscription fees from granting customers access to the our cloud platforms, network connectivity and/or services fees for deployment of certain cloud platforms.

Revenue from subscription services is recognized either ratably over the contract period or based on usage, and revenue from network connectivity is based on customer call usage and is recognized in the period the call is initiated and services fees for deployment are amortized over average customer life.

Revenue from software license, support and maintenance services are recognized at the time the related performance obligation is satisfied by transferring the promised product or service to the customer. Software license revenues are recognized at the point in time when the software license is delivered and the customer obtains control of the asset. Support and maintenance service revenues are recognized ratably over the term of the underlying maintenance contract term. Renewals of maintenance contracts create new performance obligations that are satisfied over the term with the revenues recognized ratably over the period of the renewal.

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
In 2020 we adopted ASU 2017-04. Therefore, if we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the we prepares a quantitative analysis to determine whether the carrying value of reporting unit exceeds its estimated fair value. If the carrying value of a reporting unit exceeds its estimated fair value, we recognizes an impairment of goodwill for the amount of this excess, in accordance with the guidance in FASB Accounting Standards Update (“ASU”) No. 2017-04, Intangibles - Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment.
During the fourth quarter of each of the fiscal years ended December 31, 2019, 2020 and 2021, we performed a qualitative assessment for our reporting units and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required. Accordingly, no impairment charge was recognized during any of such fiscal years.
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
For each reporting period, we evaluate whether declines in fair value below carrying value are due to expected credit losses, as well as our ability and intent to hold the investment until a forecasted recovery occurs, in accordance with ASC 326. Allowance for credit losses on AFS debt securities are recognized as a charge in financial expenses (income), net, on the consolidated statements of income, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss). In 2021 and 2020, no credit losses were recorded.
In each of 2021 and 2020, we classified all our securities with maturities beyond 12 months as current assets under the caption marketable securities on the consolidated balance sheet. These securities are available to support current operations and we may sell these debt securities prior to their stated maturities.
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
On December 31, 2021, the Company entered into the First Supplemental Indenture to the 2017 Indenture (the “First Supplemental Indenture”). In accordance with the First Supplemental Indenture, the Company irrevocably elected Cash Settlement for the principal and any premium due upon conversion (as defined in the 2017 Indenture) to apply to all conversions of 2017 Notes with an Exchange Date (as defined in the 2017 Indenture) that occurs on or after December 31, 2021. As a result, the 2017 Notes are no longer subject to the cash conversion guidance and the conversion option is bifurcated as a derivative subsequent to the change in terms as described above and reclassified from equity to liability at an amount equal to the fair value of the conversion option at that date. Differences in the amount previously recognized in equity and the fair value of the conversion option at the date of reclassification are accounted for in equity. Subsequent changes in fair value of the derivative are reflected in financial income (expenses).
Recently Adopted Accounting Standards
In October 2021, the FASB issued ASU No. 2021-08, Business Combination (Topic 805): Accounting for Contract Assets and Liabilities from Contracts with Customers, which requires an acquirer to recognize and measure contract assets and liabilities acquired in a business combination in accordance with Revenue from ASC 606 rather than adjust them to fair value at the acquisition date. We early adopted ASU 2021-08 in the fourth quarter of 2021, retroactively applying it to all business combinations since January 1, 2021. The adoption did not have a material effect on our consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This standard simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in Topic 740 related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill and allocating consolidated income taxes to separate financial statements of entities not subject to income tax. The adoption of ASU 2019-12 did not have a significant impact on our consolidated financial statements.

Recently Issued Accounting Standards Not Yet Adopted
In August 2020, the FASB issued ASU 2020-06, which simplifies the guidance on the issuer’s accounting for convertible debt instruments by removing the separation models for (1) convertible debt with a cash conversion feature and (2) convertible instruments with a beneficial conversion feature. As a result, entities will not separately present in equity an embedded conversion feature in such debt. Instead, they will account for a convertible debt instrument wholly as debt, unless certain other conditions are met. The elimination of these models will reduce reported interest expense and increase reported net income for entities that have issued a convertible instrument that was within the scope of those models before the adoption of ASU 2020-06. ASU 2020-06 also requires that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or share. This amendment removes current guidance that allows an entity to rebut this presumption if it has a history or policy of cash settlement. Furthermore, ASU 2020-06 requires the application of the if-converted method for calculating diluted earnings per share, the treasury stock method will be no longer available. The provisions of ASU 2020-06 are applicable for fiscal years beginning after December 15, 2021, with early adoption permitted no earlier than fiscal years beginning after December 15, 2020 . Upon adoption of ASU No. 2020-06, the Company will no longer record the conversion feature of our 2020 Notes in equity. Instead, the Company will combine the previously separated equity component with the liability component, which together is classified as debt, thereby eliminating the subsequent amortization of the debt discount as interest expense. Similarly, the portion of issuance costs previously allocated to equity will be reclassified to debt and amortized as interest expense. Accordingly, the Company expects to record as of January 1, 2022 an increase to retained earnings of approximately $8.8 million, a decrease to additional paid-in capital of $28.8 million, an increase to long-term debt of $25 million, a decrease to deferred tax liabilities of $3.9 million, and an increase in debt issuance costs of $0.8 million. There will be an impact to earnings per share as a result of the adoption based on the if-converted method if the our share price will exceed the conversion price of the 2020 Notes (For additional information on the 2020 Notes, see Item 10, "Additional Information - Material Contracts - Notes and Indenture" in this report).

Results of Operations
The following table sets forth our selected consolidated statements of income for the years ended December 31, 2020 and 2021, expressed as a percentage of total revenues (totals may not add up due to rounding).

	2021	2020
Revenue:
Cloud	53.0%	47.2%
Services	34.4	41.7
Product	12.6	11.1
	100.0	100.0
Cost of revenue:
Cloud	21.4	20.6
Services	9.9	12.1
Product	1.2	1.3
	32.5	34.0

Gross profit	67.5	66.0

Operating expenses:
Research and development, net	14.1	13.2
Selling and marketing	27.9	27.0
General and administrative	11.7	11.0
Total operating expenses	53.7	51.2

Operating income	13.8	14.8
Financial expenses and other, net	1.2	0.3

Income before taxes	12.5	14.4
Taxes on income	2.2	2.5

Net income	10.4	11.9
Comparison of Years Ended December 31, 2020 and 2021
For a comparison of our results for the years ended 2020 and 2019, please refer to Item 5 in our annual report on Form 20-F for the year ended 2020, filed with the SEC on March 23, 2021.
Our revenues increased by approximately $273.1 million, or 17%, from $1,648.0 million in the year ended December 31, 2020 to $1,921 million in the year ended December 31, 2021. The increase consisted of a $224.7 million increase in Customer Engagement revenue and an $48.5 million increase in Financial Crime and Compliance revenue.
The revenue growth of our Customer Engagement business segment in 2021 is mainly attributed to the increased demand for our cloud platform CXone including the ongoing expansion of our customer base and further penetration into both large organizations and the mid-market as well as expanded usage by our existing customer base.

The revenue increase in our Financial Crime and Compliance business segment in 2021 is primarily attributed to additional product revenue and the increased adoption of our cloud platforms X-Sight and Xceed by our customers.

	Years Ended December 31,		Percentage
	(In millions)		Change
	2021	2020	2021-2020
Cloud revenue	$1,018.6	$777.3	31.0%
Service revenue	660.1	687.5	(4.0)
Product revenue	242.4	183.2	32.4
Total revenue	$1,921.1	$1,648.0	16.6%

Our cloud revenue in 2021 increased by 31.0%, or $241.3 million, to $1,018.6 million compared to $777.3 million in 2020,mainly due to an increase in the Customer Engagement segment from growing demand for our CXone cloud platform including ongoing penetration in the mid-market with further adoption at the high end of the market. In addition, CXone growth resulted from both new customers and expansion from existing customers as well as growing adoption of our cloud solutions in the Financial Crime and Compliance segment. Revenue derived from our cloud platforms accounted for 53.0% of our total revenue in 2021, supporting our trend of increasing Cloud sales and shifting our On-Premises business into Cloud.

Our service revenue in 2021 decreased by 4.0%, or $27.4 million, to $660.1 million compared to $687.5 million in 2020, mainly due to a decrease in maintenance revenue as a growing number of our existing on-premise customers transition to our cloud-based solutions.

Our product revenue in 2021 increased by 32.4%, or $59.3, to $242.4 million compared to $183.2 million in 2020, as demand picked up in 2021 compared to the slowdown of on-premise purchases experienced during the outbreak of COVID in 2020.

Revenue by Region

	Years Ended December 31,		Percentage
	(In millions)		Change
	2021	2020	2021-2020
United States, Canada and Central and South America (“Americas”)	$1,566.8	$1,353.3	15.8%
Europe, the Middle East and Africa (“EMEA”)	240.0	184.5	30.0
Asia-Pacific (“APAC”)	114.3	110.2	3.7
Total revenues	$1,921.1	$1,648.0	16.6%

Revenue in Americas increased in 2021 by 15.8%, or $213.5 million, to $1,566.8 million compared to $1,353.3 million in 2020, mainly due to increased demand for our solutions delivered via our cloud platforms, primarily CXone.

Revenue in EMEA increased in 2021 by 30.0%, or $55.5 million, to $240.0 million compared to $184.5 million in 2020, primarily attributed to the increase in CXone cloud platform sales and product revenue.

Revenue in APAC increased in 2021 by 3.7%, or $4.1 million, to $114.3 million compared to $110.2 million in 2020. Increase in revenue in 2021 is primarily attributed to the increase in the Customer Engagement segment of our cloud and product revenue.

Cost of Revenue

	Years Ended December 31,		Percentage
	(In millions)		Change
	2021	2020	2021-2020
Cost of cloud revenue	$410.7	$340.0	20.8%
Cost of service revenue	191.1	199.8	(4.3)
Cost of product revenue	22.6	22.2	2.2
Total cost of revenue	$624.4	$562.0	11.1%
Our cost of cloud revenue in 2021 increased by $70.7 million, or 20.8% compared to 2020, and decreased as a percentage of cloud revenue. The increase is primarily due to an increase in our cloud sales. The decrease as percentage of revenue is primarily due to increased scale in our cloud business in 2021.
Our cost of service revenue in 2021 decreased by $8.7 million, or 4.3%, compared to 2020 and remained stable as a percentage of service revenue.
Our cost of product revenue in 2021 increased by $0.4 million, or 2.2%, compared to 2020 and decreased as a percentage of product revenue compared to 2020, mainly due to increased scale in our product business in 2021.

Gross Profit

	Years Ended December 31,		Percentage
	(In millions)		Change
	2021	2020	2021-2020
Gross profit on cloud revenue	$608.0	$437.3	39.0%
as a percentage of cloud revenue	59.7%	56.3%
Gross profit on service revenue	468.9	487.7	(3.9)
as a percentage of service revenue	71.0%	70.9%
Gross profit on product revenue	219.8	161.0	36.5
as a percentage of product revenue	90.8%	87.9%
Total gross profit	$1,296.7	$1,086.1	19.4%
as a percentage of total revenue	67.5%	65.9%

Our cloud gross profit was $608.0 in 2021 compared to $437.3 in 2020, representing an increase of $170.7 million, or 39.0%. Our cloud gross profit as percentage of cloud revenue increased to 59.7% in 2021 compared to 56.3% in 2020. The increase in cloud gross profit and margin is mainly attributed to scaling in our cloud business and efficiencies in our internal operations.
Our services gross profit was $468.9 in 2021 compared to $487.7 in 2020, representing a decrease of $18.8 million, or 3.9%, which is mainly attributed to a decrease in maintenance revenue as a growing number of our existing on-premise customers transition to our cloud-based solutions. As a percentage of service revenue, our services gross profit was 71.0% in 2021 compared to 70.9% in 2020.

Our product gross profit was $219.8 in 2021 compared to $161.0 in 2020, representing an increase of $58.8 million, or 36.5%, which is mainly attributed to an increase in product revenue in 2021. Our product gross margin increased to 90.8% in 2021 compared to 87.9% in 2020, mainly due to increased scale in our product business during 2021.

Operating Expenses

	Years Ended December 31,		Percentage
	(In millions)		Change
	2021	2020	2021-2020
Research and development, net	$271.2	$218.2	24.3%
Selling and marketing	536.2	445.1	20.5%
General and administrative	225.4	180.7	24.7%
Total operating expenses	$1,032.8	$844.0	22.4%
Research and Development, Net. Net research and development expenses increased by $53.0 million to $271.2 million in 2021 compared to $218.2 million in 2020, and represented 14.1% and 13.2% of revenues in 2021 and 2020, respectively. The increase in research and development expenses is attributed mainly to an increase in headcount, which we effected to further drive innovation in our solutions in order to support and expand our cloud business.

Selling and Marketing Expenses. Selling and marketing expenses increased by $91.1 million to $536.2 million in 2021 compared to $445.1 million in 2020, which represented 27.9% and 27.0% of total revenues in 2021 and in 2020, respectively. The increase in selling and marketing expenses is attributed primarily to increases in sales commissions as a result of an increase in bookings as well as an increase in marketing costs related to lead generation and driving ongoing expansion in brand recognition .

General and Administrative Expenses. General and administrative expenses in 2021 were $225.4 million compared to $180.7 million in 2020, which represented 11.7% of total revenues in 2021, as compared to 11.0% of total revenues in 2020. The increase in general and administrative expenses is attributed primarily to an increase in stock-based compensation costs driven mainly by a higher fair value of employee equity awards resulting from the increase in our stock price and an increase in welfare costs.

Financial Expenses and Other, net

	Years Ended December 31,		Percentage
	(In millions)		Change
	2021	2020	2021-2020
Financial expenses and other, net	23.3	4.9	375.5%

Financial Expense and Other, net. Financial expenses and other, net, increased by $18.4 million to $23.3 million in 2021 compared to $4.9 million in 2020. The increase in financial expenses and other, net is attributable primarily to the loss in respect of our debt extinguishment (early conversion 1.25% Exchangeable Senior Notes due 2024) and decrease in investment portfolio interest income due to lower interest rate environment.

Taxes on Income. Total tax expenses were $41.4 million in 2021 and $40.8 million in 2020. Our effective tax rate was 17.2% in 2021 and 2020.
The increase in 2021 of $0.6 million in tax expenses is mainly due to our increased profitability. We were able to maintain our effective tax rate consistent at 17.2%, by taking active measures.

The majority of our income in Israel continues to benefit from reduced tax rates, which was 12% in 2021 and 2020, pursuant to our Preferred Technology Enterprise programs, as discussed in Note 13 of our consolidated financial statements under the caption “Taxes on Income”.
Net Income. Net income increased by $2.9 million to $199.2 million in 2021 compared to $196.3 million in 2020. The increase in 2021 resulted primarily from an increase in our revenue and gross profit, partially offset by higher operating and financial expenses.

Liquidity and Capital Resources
To date, we have financed our operations, acquisitions and the repurchase of our equity, primarily through cash generated from our operating activities as well as through debt financing in the form of convertible Notes.
As of December 31, 2021, we had $1,424.75 million of cash equivalents and in short-term marketable investments, which included $378.66 million in cash and cash equivalents, and $1,046.09 million in short-term marketable investments. We believe our existing cash and cash equivalents will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months.
We plan to continue to finance our operations in the future primarily through sales of our solutions, most notably our cloud platforms. Our future capital requirements will depend on many factors including our growth rate, continuing market acceptance of our solutions, client retention, our ability to gain new clients, the timing and extent of spending to support research and development efforts, the expansion of sales and marketing activities and personnel, the introduction of new and enhanced offerings, and the impact of the COVID-19 pandemic on these or other factors. We may also acquire or invest in complementary businesses, technologies and intellectual property rights, which may increase our use of cash and future capital requirements, both to pay acquisition costs and to support our combined operations.
We continually evaluate our capital needs and may decide to raise additional capital to fund the growth of our business and future acquisitions and investments, through public or private equity offerings or through additional debt financing. Access to additional capital may not be available or on favorable terms.
Cash Flows
Generally, we invest our excess cash in highly liquid investment grade securities. As of December 31, 2021, we had $1,424.8 million of cash and cash equivalents and short-term investments, as compared to $1,463.9 million at December 31, 2020.
Cash provided by operating activities was $461.8 million and $480.3 million in 2021 and 2020, respectively. Net cash from operations in 2021 consisted primarily of net income of $199.2 million, adjusted for non-cash activities such as depreciation and amortization of $184.1 million, stock-based compensation of $153.0 million as well as working capital changes derived from an increase in deferred revenues of $30.8 million, an increase in accrued expenses and other liabilities of $64.2 million, a decrease in deferred taxes of $39.3 million and an increase in trade receivables of $85.8 million. Net cash from operations in 2020 consisted primarily of net income of $196.3 million, adjusted for non-cash activities such as depreciation and amortization of $182.0 million, stock-based compensation of $101.7 million as well as working capital changes derived from an increase in deferred revenues of $63.2 million, an increase in accrued expenses and other liabilities of $14.9 million, a decrease in deferred taxes of $33.2 million and a decrease in trade receivables of $22.2 million.
Net cash used in investing activities was $261.5 million and $465.1 million in 2021 and 2020, respectively. In 2021, net cash used in investing activities consisted primarily of payments for acquisitions of three companies in the aggregate amount of $142.8 million (total consideration of $154.2 less $11.4 cash held by the acquire), net investment in marketable securities and short-term bank deposits of $51.5 million and purchase of property, equipment of $24.8 million and capitalization of internal use software costs of $42.4 million. In 2020, net cash used in investing activities consisted primarily of payment for acquisitions of three companies in the aggregate amount of $147.3 million, net investment in marketable securities and short-term bank deposits of $254.5 million and purchase of property, equipment of $24.2 million and capitalization of internal use software costs of $39.1 million.
Net cash provided by (used in) financing activities was $(261.8) million and $196.8 million in 2021 and 2020, respectively.
In 2021, net cash used in financing activities was attributed primarily to repayment of long term debt in the amount of $177.3 million, repurchase of our ordinary shares of $73.2 million and the purchase of subsidiaries' shares from non-controlling interest of $14 million which were offset by proceeds from the issuance of shares upon the exercise of options of $4.4 million. In 2020, net cash provided by financing activities was attributed primarily to the proceeds from issuance of exchangeable notes of $451.4 and the proceeds from issuance of shares upon exercise of options of $8.9 million, which were mainly offset by repayment of debt of $215 million and proceeds from issuance of shares upon exercise of options of $8.9 million.
Contractual and Other Obligations
Set forth below are our material contractual obligations and other commercial commitments as of December 31, 2021 (in thousands).

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3-5 years	More than 5 years
Debt obligations, including estimated interest *	$866,005	$63,176	$342,829	$460,000	$—
Operating Leases	131,466	22,766	26,241	19,443	63,016
Unconditional Purchase Obligations	$96,054	$46,326	$42,269	$7,397	$62
Severance Pay**	$16,494
Total Contractual Cash Obligations	$1,110,019	$132,268	$411,339	$486,840	$63,078
Uncertain Income Tax Positions ***	$77,047
*    Debt obligations includes senior exchangeable notes. The principal balances of the senior exchangeable notes are reflected in the payment periods in the table above based on their respective contractual maturities assuming no conversion. However, the 2017 notes are exchangeable as of January 1, 2020, and as such the value of these senior exchangeable notes is included within current liabilities on our consolidated balance sheets. See Note 15 to our consolidated financial statements included elsewhere in this Annual Report for further details.
**    Severance pay relates to accrued obligations to employees as required under applicable labor laws. These obligations are payable only upon termination, retirement or death of the respective employees.
***    Uncertain income tax positions under ASC 740 are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 13(k) of our consolidated financial statements for further information regarding our liability under ASC 740.

		Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1- 3 years	3- 5 years	More than 5 years
Guarantees	$4,016	$3,606	$410	$—	$—
Research and Development and Intellectual Property
For information on our research and development policies and intellectual property, please see “Research and Development” and “Intellectual Property” under Item 4, “Information on the Company” in this annual report.
Trend Information
For additional information on trends in our industry, please see Item 4, “Information on the Company—Business Overview—Industry and Technology Trends” in this annual report.
For additional information on trends, uncertainties, demands, commitments or events that may have a material effect on revenue, please see Item 3, “Key Information—Risk Factors” in this annual report.

Item 6.    Directors, Senior Management and Employees.

Item 6A.    Directors and Senior Management.
The following tables set forth, as of March 20, 2022, the name, age and position of each of our directors and executive officers and, in regard to our directors, any of the committees of our board of directors on which they serve and whether any such director is an outside director:
Members of the Board of Directors

Name	Age	Position	Audit Committee Member	Compensation Committee Member	Internal Audit Committee Member	Mergers and Acquisitions Committee Member	Nominations Committee Member	Outside Director*
David Kostman	57	Chairman of the Board of Directors	X			X	X
Rimon Ben-Shaoul	77	Director	X			X
Dan Falk	77	Director	X	X	X	X	X	X
Yocheved Dvir	69	Director	X	X	X			X
Yehoshua Ehrlich	72	Director				X
Leo Apotheker	68	Director		X		X
Joe Cowan	73	Director		X		X
Zehava Simon	63	Director	X	X	X			X
*See Item 6, “Directors, Senior Management and Employees—Board Practices— Outside Directors.”

Members of Management

Name	Age	Position
Barak Eilam	46	Chief Executive Officer
Beth Gaspich	56	Chief Financial Officer
Barry Cooper	51	President, WCX - Workforce Engagement & Customer Experience
Craig Costigan	61	Chief Executive Officer, NICE Actimize
Paul Jarman	52	Chief Executive Officer, NICE inContact
Yaron Hertz	51	President of NICE Americas
John O’Hara	63	President of NICE EMEA
Darren Rushworth	54	President of NICE APAC
Awan Roy	51	Vice President, Head of NICE India
Shiri Neder	46	Executive Vice President, Human Resources
Tali Mirsky	49	Corporate Vice President, General Counsel and Corporate Secretary
Keren Farag-Krygier	45	Corporate VP Finance
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
Leo Apotheker has served as one of our directors since August 2013. Mr. Apotheker is the Co-Chief Executive Officer of Burgundy Technology Acquisition Corp. Mr. Apotheker was the Managing Partner and co-founder of Efficiency Capital SAS, a growth capital advisory firm, from 2012 to 2014. From 2010 to 2011, Mr. Apotheker served as Chief Executive Officer of Hewlett Packard. From 2008 to 2010, he served as Chief Executive Officer of SAP AG. In addition, he is currently chairman of the board of Syncron AB, a member of the board of Schneider SE, and a member of the board of MercuryGate, P2 Energy Services and Taulia Inc. Mr. Apotheker also previously served as the chairman of the board of Unit4, a leading Dutch software company. Mr. Apotheker holds a Bachelor’s degree in Economics and International Relations from the Hebrew University of Jerusalem.

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
Barry Cooper has been with NICE since March 2011 and serves as our President, WCX - Workforce Engagement & Customer Experience as of January 2019. From May 2016 until December 2018, he served as our Chief Operating Officer (COO). Prior to serving as COO, Mr. Cooper served as Vice President, Business Operations for APAC from March 2011 until June 2013, and as of July 2013 and until assuming the role of COO, he served as Executive Vice President, Professional Services and Cloud. Prior to joining NICE, Mr. Cooper was a Management Consultant at Accenture; the Head of Customer Service, IT and Billing at Time Telekom, Malaysia; and Vice President of Professional Services, APAC for CSG Systems, later Comverse. Mr. Cooper holds a First Class Bachelor of Computer Science and Mathematics with Honors from Salford University in the United Kingdom.

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
Yaron Hertz has served as our President of NICE Americas since 2017. Mr. Hertz joined NICE in 2007 as part of the Actimize acquisition by NICE. Prior to his current position, Mr. Hertz served as the head of sales for NICE Actimize in the Americas. Prior to joining Actimize, Mr Hertz severed as Head of Partner and Channel development for RSA Security. In addition, Mr. Hertz has extensive experience in senior leadership position, and he served as VP of Business Development in Cyota. Mr. Hertz is a former attorney and holds an LLB from the University of Northumbria in Newcastle, England.
John O’Hara has served as our President of NICE EMEA since January 2016. Prior to joining NICE, Mr. O’Hara served as President at Pitney Bowes Software where he ran the fastest growing division of Pitney Bowes. Prior to that, Mr. O’Hara served in senior level management positions at Microsoft UK and Pivotal Corporation, a leader in CRM for mid-market enterprises. Mr. O’Hara also spent 11 years at Lotus Development Group and IBM serving in various roles, including General Manager, International Business Development Group, European Sales Director, Director Global Accounts and Managing Director Lotus UK. Mr. O’Hara holds a Bachelor of Science degree in Chemistry from the University of Wales Institute of Science and Technology, Wales and a Master of Science degree from the University of Manchester, UK.
Darren Rushworth has severed as our President of NICE APAC since 2017. Mr. Rushworth’s career spans over 30 years in the IT industry of which the past 21 years have been in the Asia Pacific Region. Prior to joining NICE, Mr. Rushworth held the role of Managing Director of Singapore for SAP Asia Pacific and he also led SAP’s Philippine and Emerging Market operations. Prior to that, Mr. Rushworth held multiple leadership roles at Oracle including VP Applications Sales APAC, VP Channels and VP Oracle Direct APAC.
Awan Roy has served as our Vice President, Head of NICE India GTC since March 2021. From 2007 to 2020 Mr. Roy served as Sr Director, R&D and India Site Head at Varian Medical Systems where he established the India center, growing it into a global Center of Excellence for Infrastructure and Informatics software. Prior to that, Mr. Roy served as Sr Manager at Siemens Healthineers where he led the development of several medical software products and platforms. Mr. Roy holds a Bachelor's degree in Computer Science from the University of Delhi and a Masters' degree in Computer Science from Devi Ahilya Vishwavidyalaya.
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

Keren Farag-Krygier has served as our Corporate Vice President Finance since June 2019 . Prior to joining NICE, she was Chief Financial Officer for Matomy Media Group, a public traded company, traded on both the London and Tel Aviv Stock Exchanges, where she was responsible for all finance, investor relations, M&A and business operation activities. In her previous position with Matomy, she served as Vice President of Finance and led the company’s successful IPO on the London Stock Exchange. Prior to that, Ms. Farag-Krygier held several senior positions within finance organizations. Ms. Farag-Krygier is a Certified Public Accountant (CPA) and holds a B.A. in Accounting and Economics from Ben-Gurion University and a M.B.A in Business Administration from Tel-Aviv University.
There are no family relationships between any of the directors or executive officers named above.
Item 6B.    Compensation.
(a) Aggregate Executive Compensation
The aggregate compensation paid to or accrued on behalf of all our directors and executive officers as a group of 20 persons during 2021 consisted of approximately $8.95 million in salary, fees, bonus, commissions and directors’ fees and approximately $0.19 million in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts we expended for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel or the United States.
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
During 2021, our officers and directors received, in the aggregate, (i) options to purchase 77,050 ordinary shares, which include 53,474 options with an exercise price equal to the par value of the ordinary shares (the “par value options”), and (ii) 243,400 restricted share units, under our equity-based compensation plans. The options (other than the par value options) have a weighted average price of $232.2 and all options will expire six years after the date of grant. The restricted shares units are granted at par value of the ordinary shares.
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
On July 9, 2015, at our 2015 annual general meeting of shareholders, following the recommendation of our compensation committee and approval by our Board of Directors, our shareholders approved an amended Compensation Policy for directors and officers. In addition, our shareholders approved a special annual cash fee for the Chairman of the Board in the amount of NIS 450,000 (equivalent to approximately $140,000). The special annual fee is subject to adjustment for changes in the Israeli consumer price index after September 2012. At the Company’s 2021 annual general meeting, following the recommendation of our compensation committee and approval by our Board of Directors, our shareholders reapproved our Compensation Policy, as further discussed below in Item 10, “Additional Information. – Approval of Office Holder Compensation” in this annual report.

(b) Individual Compensation of Covered Executives
The following describes the compensation of our five most highly compensated executive officers in 2021, based on the total of salary costs, bonus cost and equity costs for equity granted and expensed by the Company in 2021 (“Covered Executives”).
The compensation specified below is broken down into the following components (all amounts specified below are in terms of cost to the Company, as recorded in our financial statements, and U.S. dollar amounts indicated for Salary, Bonus Costs and Equity Costs are in thousands of dollars):
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
(2)Bonus Costs. Bonus Costs represent bonuses granted to the Covered Executive with respect to the year ended December 31, 2021, paid in accordance with the Company’s performance-based bonus plan or as detailed below.
(3)Equity Costs. Represents the expense recorded in our financial statements for the year ended December 31, 2021, with respect to equity granted in 2021 and in previous years (if applicable). For assumptions and key variables used in the calculation of such amounts, see Note 14b of our audited consolidated financial statements.
i.Barak Eilam – CEO. Salary Costs - $1,010; Bonus Costs - $1,650; Equity Costs - $10,712 expense recorded in 2021 for equity granted in 2021 and $6,814 expense recorded in 2021 for equity granted in previous years.
ii.Paul Jarman – CEO, NICE inContact. Salary Costs - $495; Bonus Costs - $704; Equity Costs - $2,638 expense recorded in 2021 for equity granted in 2021 and $2,824 expense recorded in 2021 for equity granted in previous years.
iii.Craig Costigan – NICE Actimize CEO. Salary Costs - $427; Bonus Costs - $825; Equity Costs - $2,051 expense recorded in 2021 for equity granted in 2021 and $1,401 expense recorded in 2021 for equity granted in previous years.
iv.Yaron Hertz – President of NICE America. Salary Costs - $463; Bonus Costs - $781; Equity Costs - $1,906 expense recorded in 2021 for equity granted in 2021 and $1,347 expense recorded in 2021 for equity granted in previous years.
v.Barry Cooper – President, WCX - Workforce Engagement & Customer Experience. Salary Costs - $464; Bonus Costs - $748; Equity Costs - $1,906 expense recorded in 2021 for equity granted in 2021 and $1,397 expense recorded in 2021 for equity granted in previous years.
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
Pursuant to the NASDAQ rules, our compensation committee is required to consist of at least two members, with all members of the compensation committee required to be independent, unless we elect to take advantage of the exemption provided to foreign private issuers to comply with home country practice instead of the listing rules of exchanges such as NASDAQ. At this time, our Board of Directors has not made an election to opt out of such requirements. The determination of whether a director is independent takes into account all factors relevant to whether a director has a relationship with the Company which would be material to such director’s ability to be independent from management in connection with carrying out the duties of a compensation committee member. Factors required for consideration in making this determination specifically include (i) the source of compensation of such director (including any consulting, advisory or other compensatory fee paid to such director) and (ii) whether such director is affiliated with the Company or one of its affiliates or subsidiaries. Pursuant to the NASDAQ rules, we are also required to have a compensation committee charter, which, among other things, must set forth the scope of the compensation committee’s responsibilities and how they will be carried out, as well as grant the compensation committee the power to retain compensation advisers following consideration of certain factors that may be indicative of a conflict of interest by the compensation adviser in rendering compensation advice.
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
We do not believe that there are any existing conflicts between the compensation committee charter and either of the Israeli Companies Law or the Compensation Policy. However, if any such conflict should develop such that we are no longer in compliance with the requirements of the NASDAQ rules, we intend to utilize the foreign private issuer exemption described above with respect to such requirement, and in accordance with the NASDAQ rules we will disclose the practice that we follow in lieu of the applicable NASDAQ requirement in our future annual reports.
All of the current members of the compensation committee (presently comprised of Dan Falk (chairman), Yocheved Dvir, Joe Cowan, Leo Apotheker and Zehava Simon) satisfy the respective independence requirements of both the NASDAQ rules and the Israeli Companies Law.
Nominations Committee
As required by NASDAQ rules, our nominations committee recommends candidates for election to our Board of Directors pursuant to a written charter. Both of the current members of this committee (David Kostman and Dan Falk) are independent directors.
Mergers and Acquisitions Committee
Our Board of Directors has delegated powers with respect to the review and recommendation of mergers and acquisitions and related investments and transactions, which are then subject to approval by the Board of Directors. The committee also has limited authority to approve mergers and acquisitions for consideration up to a certain amount. All of the current members of this committee (presently comprised of David Kostman (chairman), Dan Falk, Rimon Ben Shaoul, Yehoshua Ehrlich, Leo Apotheker and Joe Cowan) are independent directors.
Item 6D.    Employees.
As of December 31, 2021, we had 7,102 employees worldwide, which represented an increase of approximately 11.3% from December 31, 2020, resulting from both organic and non-organic growth.

The following table sets forth the number of our full-time employees at the end of each of the last three fiscal years as well as the main category of activity and geographic location of such employees:

	At December 31,
Category of Activity	2021	2020	2019

Customer Support*	2,603	2,391	2,344
Sales and Marketing	1,471	1,363	1,294
Research and Development	2,303	1,949	1,695
General and Administrative	725	680	663
Total	7,102	6,383	5,996

Geographic Location
Americas	3,112	2,899	2,751
EMEA	1,480	1,389	1,395
APAC	2,510	2,095	1,850
Total	7,102	6,383	5,996

*    Including the number of employees designated under “Operations” in our previous annual reports.
We also utilize temporary employees in various activities. On average, we employed 45 temporary employees and obtained services from 1,030 consultants (not included in the numbers set forth above) during 2021.
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
Item 6E.    Share Ownership.
As of March 20, 2022, our directors and executive officers then-serving beneficially owned an aggregate of 491,557 ordinary shares, including options and restricted share units to purchase ordinary shares that were vested on such date or that are scheduled to vest within 60 days thereafter, or approximately 0.8% of our outstanding ordinary shares. The options and restricted share units have an average exercise price of $54.66 per share and the options will expire between 2022 and 2027. No individual director or executive officer beneficially owns 1% or more of our outstanding ordinary shares.
The following is a description of each of our equity plans under which awards were outstanding as of March 20, 2022.
2016 Share Incentive Plan
In February 2016 the Company adopted the 2016 Share Incentive Plan (the “2016 Plan”). The Company adopted the 2016 Plan to provide incentives to employees, directors, consultants and/or contractors by rewarding performance and encouraging behavior that will improve the Company’s profitability.
Under the 2016 Plan, the Company’s employees, directors, consultants and/or contractors may be granted any equity-related award, including: any type of an option to acquire the Company ordinary shares; share appreciation right; share and/or restricted share award (“RSA”); restricted stock unit (“RSU”) and/or other share unit; and/or other share-based award and/or other right or benefit under the 2016 Plan, including any such equity-related award that is a performance-based award (each an “Award”).
Generally, under the terms of the 2016 Plan, unless determined otherwise by the administrator of the 2016 Plan, 25% of an Award granted becomes exercisable on the first anniversary of the date of grant and 6.25% becomes exercisable once every quarter during the subsequent three years. Specifically with respect to RSUs and options granted with an exercise price equal to the nominal value of an ordinary share (“par value options”), unless determined otherwise by the Board of Directors, 25% of the RSUs and the par value options granted become vested on each of the four consecutive annual anniversaries following the date of grant. Certain executive officers are entitled to acceleration of vesting of Awards in the event of a change of control, subject to certain conditions. Awards with a vesting period expire six years after the date of grant. The maximum number of shares that may be subject to Awards granted under the 2016 Plan is calculated each calendar year as 3% of the Company’s issued and outstanding share capital as of December 31 of the preceding calendar year. Such amount is reset for each calendar year. Awards are non-transferable except by will or the laws of descent and distribution.
Options granted under the 2016 Plan are granted at an exercise price equal to the average of the closing prices of one ADR as quoted on the NASDAQ market during the 30 consecutive calendar days preceding the date of grant, unless determined otherwise by the administrator of the 2016 Plan (including par value options in some cases).
The Company’s Board of Directors also adopted an addendum to the 2016 Plan for Awards granted to residents of Israel (the “Addendum”) and resolved to elect the “Capital Gains Route” (as defined in Section 102(b)(2)) of the Israeli Income Tax Ordinance-5721-1961 (“Tax Ordinance”) for the grant of Awards to Israeli grantees. There is also a U.S. addendum under the 2016 Plan that applies to non-qualified stock options for purposes of U.S. tax laws.
The 2016 Plan is generally administered by our Board of Directors and compensation committee, which determine the grantees under the 2016 Plan and the number of Awards to be granted. As of March 20, 2022, options and restricted share units to purchase 2,417,910 ordinary shares were outstanding under the 2016 Plan at a weighted average exercise price of $9.80.

Guardian Analytics, Inc. 2006 Stock Plan
In 2006, Guardian Analytics, Inc. (“Guardian Analytics”) adopted the Guardian Analytics, Inc. 2006 Stock Plan (the “Guardian Plan”), to attract and retain Guardian Analytics' employees and consultants (which includes its directors and advisors), and to align the interests of such recipients with the interests of Guardian Analytics’ shareholders.
Pursuant to the terms of the Guardian Analytics' acquisition agreement, we assumed and converted Guardian Analytics' stock options originally granted under the Guardian Plan into stock options of NICE.
As of March 20, 2022, assumed Guardian Analytics' stock options to purchase 4,560 shares of NICE were outstanding under the Guardian Plan, at a weighted average exercise price of $32.98. We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act, 5,823 ordinary shares for issuance under the Guardian Plan.
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
As of March 20, 2022, assumed Nexidia options to purchase 3,332 shares of NICE were outstanding under the Nexidia Plan, at a weighted average exercise price of $3.83. We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act, 173,860 ordinary shares for issuance under the Nexidia Plan.
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
As of March 20, 2022, assumed inContact options and restricted share units to purchase 2,939 shares of NICE were outstanding under the inContact Plan, at a weighted average exercise price of $40.98. We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act, 476,114 ordinary shares for issuance under the inContact Plan.

Item 7.    Major Shareholders and Related Party Transactions
Major Shareholders
The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares, with respect to each person known to us to be the beneficial owner of 5% or more of our outstanding ordinary shares, reported as of March 20, 2022. None of our shareholders has any different voting rights than any other shareholder.

Name and Address	Number of Shares		Percent of Shares Beneficially Owned (1)
Capital Research Global Investors	7,498,472	(2)	11.8%
BlackRock, Inc.	5,117,706	(3)	8.1%
Artisan Partners Limited Partnership	3,703,032	(4)	5.8%
(1)Based upon 63,437,655 ordinary shares issued and outstanding as of March 20, 2022.
(2)The information is based upon a Schedule 13G filed with the SEC by Capital Research Global Investors (“CRGI”) on February 11, 2022. CRGI reported that more than 5% of the shares were owned on behalf of EuroPacific Growth Fund.
(3)The information is based upon a Schedule 13G filed with the SEC by BlackRock, Inc. on February 1, 2022.
(4)The information is based upon a Schedule 13G filed with the SEC by Artisan Partners Limited Partnership on February 4, 2022.
On February 9, 2022, FMR LLC filed a Schedule 13G/A with the SEC reporting that they are no longer a beneficial owner of 5% or more of our outstanding ordinary shares.
On February 10, 2022, Janus Henderson Group plc filed a Schedule 13G/A with the SEC reporting that they are no longer a beneficial owner of 5% or more of our outstanding ordinary shares.
As of March 20, 2022, we had 48 registered ADS holders of record in the United States, with our ADS holders holding in total approximately 63% of our outstanding ordinary shares, as reported by JPMorgan Chase Bank, N.A., the depositary for our ADSs.
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
Significant Changes
There are no significant changes that occurred since December 31, 2021, except as otherwise disclosed in this annual report and in the annual consolidated financial statements included in this annual report.
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
Approval of Office Holder Compensation
Under the Israeli Companies Law, we are required to adopt a compensation policy, recommended by the compensation committee, and approved by the Board of Directors and the shareholders, in that order, at least once every three years. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter (similar to the threshold described above). Our Compensation Policy was recently reapproved by our shareholders at our 2021 annual general meeting. In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability - must comply with the Company’s Compensation Policy. Although NASDAQ rules generally require shareholder approval when an equity-based compensation plan is established or materially amended, as a foreign company we follow the aforementioned requirements of the Israeli Companies Law.

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
Indemnification of Office Holders
Our articles of association provide that, subject to the provisions of the Israeli Companies Law, including the receipt of all approvals as required therein or under any applicable law we may indemnify an office holder with respect to any liability or expense for which indemnification may be provided under the Israeli Companies Law, including the following liabilities and expenses, provided that such liabilities or expenses were imposed upon or incurred by such office holder in such office holder’s capacity as an office holder of us:
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

On December 31, 2021, the Company irrevocably elected that all conversions occurring on or after December 31, 2021 will be settled pursuant to Combination Settlement (as defined in the 2020 Indenture) with a Specified Dollar Amount (as defined in the 2020 Indenture) no less than $1,000 per $1,000 principal amount of 2020 Notes. Generally, under this settlement method, the conversion value corresponding to the principal amount will be converted in cash, and the conversion value over the principal amount will be settled, at the Company’s election, in cash or shares or a combination thereof.

2017 Notes and Indenture

On January 18, 2017, NICE Systems Inc., a wholly owned subsidiary of the Company ("NICE Systems"), issued $287.5 million aggregate principal amount of the 1.25% Exchangeable Senior Notes due 2024 (the "2017 Notes together with the 2020 Notes, the “Notes”). The 2017 Notes are the general unsecured obligations of NICE Systems, guaranteed by us. The sale of the Notes generated net proceeds of approximately $260.1 million. The 2017 Notes were issued pursuant to an indenture (the “2017 Indenture”, and collectively with the 2020 Indenture, the “Indenture(s)”) among us, NICE Systems and the Trustee.

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

Subject to satisfaction of certain conditions and during certain periods as aforementioned, at the option of the holders the 2017 Notes are exchangeable for (at our election) (i) cash, (ii) ADSs or (iii) a combination thereof. The exchange rate was initially set at 12.0260 ADSs per $1,000 principal amount of 2017 Notes (equivalent to an initial exchange price of approximately $82.96 per ADS). The exchange rate is subject to adjustment in some events. In addition, following certain corporate events that occur prior to the maturity date or NICE Systems’ delivery of a notice of tax redemption, in certain circumstances NICE Systems will increase the exchange rate for a holder who elects to exchange its 2017 Notes in connection with such a corporate event or tax redemption, as the case may be.

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

On December 31, 2021, the Company entered into the First Supplemental Indenture to the 2017 Indenture (the “First Supplemental Indenture”). In accordance with the First Supplemental Indenture, the Company irrevocably elected Cash Settlement (as defined in the 2017 Indenture) to apply to all conversions of 2017 Notes with an Exchange Date (as defined in the 2017 Indenture) that occurs on or after December 31, 2021.

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

General Corporate Taxation in Israel
Generally, Israeli companies are subject to corporate tax on taxable income, including capital gains, at the rate of 23% for 2020 and 2021 tax years and thereafter. However, the effective tax rate payable by a company that is eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments -1959, and in particular the 12% rate under the Preferred Technology Enterprise regime (as discussed below), may be considerably less.
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
Tax Benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, as amended.
Pursuant to the Israeli Law for Encouragement of Capital Investments-1959 (the “Investments Law”) and its various amendments, under which both the Company and its Israeli subsidiary have been granted “Approved Enterprise” status, we have derived and expect to continue to derive significant tax benefits relating to our “Approved, Privileged, and Preferred

Enterprise” programs for which we were eligible up to and including the 2016 tax year, and relating to Preferred Technological Enterprise program for the 2017 and subsequent tax years. To be eligible for these tax benefits, one must continue to meet certain conditions. In the event we are considered as having failed to comply with these conditions, in whole or in part, the eligibility for the benefits may be canceled and we may be required to refund the relevant amount, including interest and inflation adjustments. As of December 31, 2021, we believe that we are in compliance with all the conditions required by the Investments Law.

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
Income from sources other than the Preferred Technology Income are taxable at regular corporate tax rates of 23% for 2020, 2021 and subsequent years.

Full details regarding our Preferred and Preferred Technology Enterprises may be found in Note 13(a)(1) of our consolidated financial statements.
Tax Benefits and Grants for Research and Development
Israeli tax law allows, under specified conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. These expenses must relate to scientific research and development projects and must be approved by the relevant Israeli government ministry, determined by the field of research, and the research and development must be conducted for the promotion of the company and carried out by or on behalf of the company seeking such deduction. However, the amount of such deductible expenses shall be reduced by the sum of any funds received through government grants for the financing of such scientific research and development projects. Expenditures not so approved, but otherwise qualifying for deduction, are deductible over a three‑year period.
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
Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. Under the Industry Encouragement Law, an “Industrial Company” is defined as a company that is an Israeli resident for tax purposes and at least 90% of the income of which (other than income from certain government loans), in any tax year, is derived from an “Industrial Enterprise” that is located in Israel and owned by such company.
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
Capital Gains Tax on Sales of Our Ordinary Shares
Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Tax Ordinance distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain equivalent to the increase of the relevant asset’s purchase price attributable to an increase in the Israeli consumer price index, or, under certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.
Taxation of Israeli Residents
Israeli individuals are generally subject to a tax rate of 25% on capital gains derived from the sale of shares, whether listed on a stock market or not, unless such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company), in which case the tax rate will be 30%. Individuals who are subject to tax in Israel are also subject to an additional income surtax at a rate of 3% on annual taxable income exceeding a certain threshold (NIS 647,640 for 2021, linked to the annual change in the Israeli Consumer Price Index). For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.
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
Under the U.S.-Israel Treaty, the maximum Israeli withholding tax on dividends paid by us is 25%. The U.S.-Israel Tax Treaty further provides for a 12.5% Israeli dividend withholding tax rate on dividends paid by an Israeli company to a U.S. corporation owning at least 10% or more of such Israeli company’s issued voting power for, in general, the part of the tax year which precedes the date of payment of the dividend and the entire preceding tax year. The lower 12.5% rate applies only to dividends paid from regular income (and not derived from an Approved, Privileged Preferred Enterprise or Preferred Technological Enterprise) in the applicable period and does not apply if the company has more than 25% of its gross income derived from certain types of passive income (if the conditions mentioned above are met, dividends from income of an Approved, Privileged Preferred Enterprise or Preferred Technological Enterprise are subject to a 15% withholding tax rate under the U.S.-Israel Tax Treaty). Residents of the United States generally will have withholding tax in Israel deducted at source. They may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax statutes, rules and regulations.
An individual or corporate non-resident of Israel who has dividend income derived from or accrued in Israel, from which tax was withheld at source, is generally exempt from the duty to file tax returns in Israel with respect to such income, provided that (i) such income was not derived from a business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed in Israel; and (iii) the taxpayer is not obligated to pay income surtax in Israel.

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
Foreign Currency Exchange Risk
We conduct our business primarily in U.S. dollars but also in the currencies of Israel, the U.K., the E.U. and India as well as other currencies. Thus, we are exposed to foreign exchange fluctuations, primarily in NIS, GBP, EUR and INR. We monitor foreign currency exposure and from time to time we may use various instruments to preserve the value of sale transactions and commitments, however, this cannot assure us protection against risks of currency fluctuations. For more information regarding foreign currency related risks, please refer to Item 3, “Key Information—General Risks Relating to Our Business” of this annual report. We use currency forward contracts and option contracts in order to protect against the increase in value of forecasted non-dollar currency cash flows and to hedge future anticipated payments.
As of December 31, 2021, we had outstanding currency forward contracts to hedge payroll, facilities expenses and lease obligations, denominated in NIS, INR and PHP, in the total amount of approximately $171 million. The fair value of those contracts was approximately $4.99 million. These transactions were for a period of up to one year.
The following table details the balance sheet exposure (i.e., the difference between assets and liabilities) in our main foreign currencies, as of December 31, 2021, against the relevant functional currency.

	Functional currencies
	(In U.S. dollars in millions)
	USD	GBP	CAD	MXN	AUD	SGD
Foreign currencies
USD	$—	$(11)	$(0.5)	$3	$4	$1
GBP	$8	$—	$—	$—	$—	$—
EUR	$21	$13	$—	$—	$—	$—
CAD	$14	$—	$—	$—	$—	$—
AUD	$4	$—	$—	$—	$—	$—
MXN	$12	$—	$—	$—	$—	$—
CHF	$—	$—	$—	$—	$—	$—
JPY	$7	$—	$—	$—	$—	$—
INR	$(5)	$—	$—	$—	$—	$—
SGD	$(2)	$—	$—	$—	$—	$—
HKD	$(4)	$—	$—	$—	$—	$—
NIS	$(10)	$—	$—	$—	$—	$—
PHP	$(5)	$—	$—	$—	$—	$—
BRL	$2	$—	$—	$—	$—	$—
Other currencies	$(2)	$—	$—	$—	$—	$—

The table below presents the fair value of firmly committed transactions for lease obligations denominated in currencies other than the functional currency:

	(In U.S. dollars in millions)
	New Israeli Shekel	Other currencies	Total
Less than 1 year	$6	$3	$9
1-3 years	$2	$5	$6
3-5 years	$1	$3	$4
Over 5 years	$—	$2	$3
Total	$9	$13	$22

Interest Rate Risk
We are subject to interest rate risk on our investments and on our borrowings.
On August 24, 2020, we issued $460.0 million aggregate principal amount of 0% Exchangeable Senior Notes due 2025.
On January 18, 2017, we issued $287.5 million aggregate principal amount of 1.25% Exchangeable Senior Notes due 2024.
Our outstanding debt obligations, the corresponding interest rates, currency and repayment schedules as of December 31, 2021, are set forth in the table below in U.S. dollar equivalent terms (in millions).

Currency	Amount	Interest rate	2022	2023	2024	2025	2026	2027 & thereafter

	(In millions)
Fixed Rate:
USD	$863.1	0%-1.25%	$63.1		$340.0	$460.0
Total:	$863.1		$63.1		$340.0	$460.0
Debt issuance costs, net of amortization	(6.8)
Unamortized discount	(31.1)
Total:	$825.2

Our investments are exposed to market risk due to fluctuations in interest rates, which may affect our interest income and the fair market value of our marketable securities portfolio.
Our marketable securities portfolio consists of investment-grade corporate debentures, U.S. Government agencies and U.S. treasuries. As of December 31, 2021, 91.8% of our portfolio was in such securities and the remainder was in dollar deposits.
We invest in dollar deposits with U.S. banks, European banks, Israeli banks and money market funds. As of December 31, 2021, 8.2% of our portfolio was in such deposits. Since these investments are for short periods, interest income is sensitive to changes in interest rates.
The weighted average duration of the securities portfolio, as of December 31, 2021, is 1.66 years. The securities in our marketable securities portfolio are rated generally as A+ according to Standard and Poor’s rating or A1, according to

Moody’s rating. Securities representing 2.6% of the marketable securities portfolio are rated as AAA; securities representing 21.1% of the marketable securities portfolio are rated as AA; securities representing 68.6% of the marketable securities portfolio are rated as A; securities representing 4.9% of the marketable securities portfolio are rated as BBB+ securities representing 1.4% of the marketable securities portfolio are rated as BBB and securities representing 1.1 % of the marketable securities portfolio are rated as BBB- and BB after being downgraded during 2020.
The table below presents the fair value of marketable securities which are subject to risk of changes in interest rate, segregated by maturity dates (in U.S. dollars, in millions):

	Amortized Cost				Estimated fair value
	Up to 1 year	1-3 years	4-7 years	Total	Up to 1 year	1-3 years	4-7 years	Total
Corporate debentures	269.4	615.0	128.2	1,012.6	270.4	614.0	126.5	1,010.9
U.S. treasuries	10.9	3.8	—	14.7	11.0	3.9	—	14.8
U.S. government agencies	—	16.0	—	16.0	—	15.8	—	15.8
Total	280.3	634.8	128.2	1,043.3	281.4	633.7	126.5	1,041.6
Other risks and uncertainties that could affect actual results and outcomes are described in Item 3, “Key Information – Risk Factors” in this annual report.
Item 12.    Description of Securities Other than Equity Securities.
American Depositary Shares and Receipts
Set forth below is a summary of certain provisions in relation to charges and other payments under the Deposit Agreement, as amended, among NICE, JPMorgan Chase Bank, N.A. as depositary (the “Depositary”), and the owners and holders from time to time of ADRs issued thereunder (the “Deposit Agreement”). A summary of rights of holders and additional terms contained in the Deposit Agreement has been filed as Exhibit 2.3 to this Annual Report. These summaries are not complete and are qualified in their entirety by the Deposit Agreement, a form of which has been filed as Exhibit 1 to the Registration Statement on Form F-6 (Registration No. 333-203623) filed with the SEC on April 24, 2015.
Charges of the Depositary
The Depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADSs are cancelled or reduced for any other reason, $0.05 for each ADS issued, delivered, reduced, cancelled or surrendered, as the case may be. The Depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights or other distribution prior to such deposit to pay such charge.
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
During 2021, we received a payment in the amount of approximately $1.1 million from the Depositary as reimbursement for expenses we incurred in 2021 in relation to the maintenance and administration of the ADR program.

PART II
Item 13.    Defaults, Dividend Arrearages and Delinquencies.
None.
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.
None.
Item 15.    Controls and Procedures.
Disclosure Controls and Procedures
An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of NICE’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer) concluded that NICE’s disclosure controls and procedures were effective as of such date.
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
Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. Our management based its assessment on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2021, our internal control over financial reporting is effective.
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
Item 16C.    Principal Accountant Fees and Services.
Fees Paid to Independent Auditors
Fees billed or expected to be billed by Kost, Forer, Gabbay & Kasierer, a member of EY Global, and other members of EY Global for professional services for each of the last two fiscal years were as follows:

Services Rendered	2021 Fees	2020 Fees
Audit (1)	$994	$968
Audit-related (2)	$72	$247
Tax (3)	$576	$520
Total	$1,642	$1,735
(1)Audit fees refer to audit services for each of the years shown in this table which include fees associated with the annual audit for each of 2020 and 2021 (including an audit in each such year in accordance with section 404 of the Sarbanes-Oxley Act), certain procedures regarding our quarterly financial results submitted on Form 6-K, consultations concerning financial accounting and various accounting issues and performance of local statutory audits.
(2)Audit-related fees relate to assurance and associated services that traditionally are performed by the independent auditor, which include due diligence investigations and audit services related to other statutory or regulatory filings, mainly those related to mergers and acquisitions.
(3)Tax fees refer to professional services rendered by our auditors, which include tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with transfer pricing.
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
Item 16D.    Exemptions from the Listing Standards for Audit Committees.
Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
During 2021, we repurchased our ordinary shares as described in the table below.

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs

	(In dollars, except share amounts)

January 1 - January 31				214,732,630
February 1 - February 28	51,845	263.39	51,845	201,077,161
March 1 - March 31	134,817	225.89	134,817	170,623,988
April 1 - April 30	1,507	225.54	1,507	170,284,099
May 1 - May 31				170,284,099
June 1 - June 30	483	221	483	170,177,361
July 1 - July 31				170,177,361
August 1 - August 31	7,901	274	7,901	168,014,231
September 1 - September 30	7,451	293	7,451	165,831,088
October 1 - October 31	18,227	266	18,227	160,977,967
November 1 - November 30	66,949	285.30	66,949	141,877,478
December 1 - December 31	1,091	291.98	1,091	141,558,928
Total	290,271	252.09	290,271
On January 10, 2017, we announced that our Board of Directors authorized a program to repurchase up to $150 million of our issued and outstanding ordinary shares and ADRs, which was fully exhausted during Q1 2021. On February 12, 2020, our Board of Directors authorized an additional program to repurchase up to $200 million of our issued and outstanding ordinary shares and ADRs, which commenced following completion of the prior program from 2017. Repurchases may be made from time to time in the open market or in privately negotiated transactions in accordance with applicable securities laws and regulations. The timing and amount of the repurchase transactions will be determined by management and may depend on a variety of factors including market conditions, alternative investment opportunities and other considerations.
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

Item 16H.    Mine Safety Disclosure.
Not Applicable.
Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.
Not Applicable.

PART III
Item 17.    Financial Statements.
Not Applicable.
Item 18.    Financial Statements.
See pages F-1 through F-55 of this annual report attached hereto.

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
4.2
NICE Ltd.'s Executives & Directors Compensation Policy (filed as Annex A in Exhibit 99.1 of NICE's Immediate Report on Form 6-K filed with the SEC on March 23, 2021, and incorporated herein by reference).

4.3
inContact, Inc. 2008 Equity Incentive Plan (filed as Exhibit 4.4 to NICE Ltd.’s Registration Statement on Form S-8 (Registration No. 333-191176) filed with the SEC on November 15, 2016, and incorporated herein by reference).

4.4
Nexidia Inc. 2005 Stock Incentive Plan (filed as Exhibit 4.4 to NICE-Systems Ltd.’s Registration Statement on Form S-8 (Registration No. 333-191176) filed with the SEC on March 23, 2016, and incorporated herein by reference).

4.6
Guardian Analytics, Inc. 2006 Stock Plan (filed as Exhibit 4.4 to NICE Ltd.’s Registration Statement on Form S-8 (Registration No. 333-249186), filed with the SEC on October 1, 2020, and incorporated herein by reference).

4.7	2017 Indenture, dated January 18, 2017 (filed as Exhibit 4.16 to NICE Ltd.’s Annual Report on Form 20-F filed with the SEC on April 21, 2017, and incorporated herein by reference).
4.8	2020 Indenture, dated August 27, 2020 (filed as Exhibit 4.14 to NICE Ltd.'s Annual Report on Form 20-F filed with the SEC on March 23, 2021, and incorporated herein by reference).
8.1	List of significant subsidiaries.
12.1	Certification by the Chief Executive Officer of NICE Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
12.2	Certification by the Chief Financial Officer of NICE Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer of NICE Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer of NICE Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of EY Global.
101	The following financial information from NICE Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2021, formatted in Inline XBRL ("iXBRL"): (i) Consolidated Balance Sheets at December 31, 2021 and 2020; (ii) Consolidated Statements of Income for the years ended December 31, 2021, 2020 and 2019; (iii) Statements of Changes in Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2021, 2020 and 2019; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019; and (v) Notes to Consolidated Financial Statements.

NICE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021
IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

NICE Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NICE Ltd. and its subsidiaries (the "Company") as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the "Consolidated Financial Statements"). In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 5, 2022 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the Consolidated Financial Statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Revenue Recognition
Description of the Matter
As described in Note 2 to the Consolidated Financial Statements, the Company generates revenues mainly from licensing its software products and services, including cloud-based services. The Company enters into contracts with customers that often include promises to transfer multiple products and services, which are accounted for separately if they are distinct performance obligations. In such contracts, the transaction price is then allocated to the distinct performance obligations on a relative standalone selling price basis and revenue is recognized when control of the distinct performance obligation is transferred. Revenues from cloud-based services are recognized either ratably over the contract period or based on usage, as applicable.
The accounting for contracts with multiple elements which include a software license requires the company to exercise significant judgment in determining revenue recognition for these contracts and includes: (a) identification and determination of whether products and services are considered distinct performance obligations that should be accounted for separately based on the terms and conditions of the relevant agreements, (b) determination of stand-alone selling prices for each distinct performance obligation that are not sold separately. For products that are not sold separately, directly observable data is generally not available, which requires the Company to make significant assumptions regarding the stand-alone selling prices of the related performance obligations based on, among others, geographic or regional specific factors and internally approved pricing guidelines, and (c) the pattern of transferring control (i.e., timing of when revenue is recognized) for each distinct performance obligation. For cloud-based revenues recognized based on usage, the processing and recognition of revenue are highly automated and involves capturing and pricing significant volumes of data.
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
For a sample of customers, we: (1) obtained and read contract source documents, including master agreements, and other documents that were part of the agreement, (2) tested management’s identification of significant terms for completeness, including the identification and determination of distinct performance obligations, (3) tested management’s calculations of revenue and the associated timing of revenue recognition, and (4) we involved IT professionals with specialized skill and knowledge to assist in testing certain internal controls over the Company’s revenue process, including controls over the capture related usage transactional information through the Company’s IT systems. On a sample basis, we tested usage and observed that usage attributes such as duration and type of service were captured in the relevant IT systems.

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global
We have served as the Company's auditor since 1995.
Tel-Aviv, Israel
April 5, 2022

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of NICE Ltd.

Opinion on Internal Control over Financial Reporting

We have audited NICE Ltd. and its subsidiaries internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, NICE Ltd. and its subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated April 5, 2022 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Tel-Aviv, Israel
April 5, 2022

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2021	2020
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$378,656	$442,267
Short-term investments	1,046,095	1,021,613
Trade receivables (net of allowance for credit losses of $9,927 and $12,197 at December 31, 2021 and 2020, respectively)	395,583	303,100
Debt hedge option	292,940	—
Prepaid expenses and other current assets	184,604	175,340

Total current assets	2,297,878	1,942,320

LONG-TERM ASSETS:
Prepaid expenses and other long-term assets	224,445	153,660
Property and equipment, net	145,654	137,785
Deferred tax assets	55,246	32,735
Operating lease right-of-use assets	85,055	97,162
Other intangible assets, net	295,378	366,003
Goodwill	1,606,756	1,503,252

Total long-term assets	2,412,534	2,290,597

Total assets	$4,710,412	$4,232,917

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2021	2020
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$36,121	$33,132
Deferred revenues and advances from customers	330,459	311,851
Current maturities of operating leases	19,514	22,412
Debt	395,946	259,881
Accrued expenses and other liabilities	487,547	417,174

Total current liabilities	1,269,587	1,044,450

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	66,606	36,295
Accrued severance pay	16,494	16,229
Deferred tax liabilities	7,429	32,109
Debt	429,267	421,337
Operating leases	81,185	92,262
Other long-term liabilities	1,885	1,751

Total long-term liabilities	602,866	599,983

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital-
Ordinary shares of NIS 1 par value:
Authorized: 125,000,000 shares at December 31, 2021 and 2020; Issued: 74,774,827 and 74,774,827 shares at December 31, 2021 and 2020, respectively; Outstanding: 63,476,860 and 63,050,434 shares at December 31, 2021 and 2020, respectively	18,961	18,961
Additional paid-in capital	1,817,710	1,681,587
Treasury shares at cost – 11,297,967 and 11,724,393 Ordinary shares at December 31, 2021 and 2020, respectively	(625,810)	(574,364)
Accumulated other comprehensive loss	(39,739)	(16,662)
Retained earnings	1,653,963	1,454,388
Total attributable to Nice Ltd's shareholders	2,825,085	2,563,910

Non-controlling interests	12,874	24,574

Total shareholders' equity	2,837,959	2,588,484

Total liabilities and shareholders' equity	$4,710,412	$4,232,917
The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2021	2020	2019
Revenue:
Cloud	$1,018,624	$777,331	$595,748
Services	660,083	687,532	709,064
Product	242,443	183,153	269,100

Total revenue	1,921,150	1,648,016	1,573,912

Cost of revenue:
Cloud	410,671	339,985	289,852
Services	191,137	199,803	218,990
Product	22,648	22,164	22,926

Total cost of revenue	624,456	561,952	531,768

Gross profit	1,296,694	1,086,064	1,042,144

Operating expenses:
Research and development, net	271,187	218,182	193,718
Selling and marketing	536,192	445,102	441,687
General and administrative	225,406	180,733	168,022

Total operating expenses	1,032,785	844,017	803,427

Operating income	263,909	242,047	238,717
Financial expenses and other, net	23,290	4,859	4,444

Income before taxes on income	240,619	237,188	234,273
Taxes on income	41,396	40,842	48,369

Net income	199,223	196,346	185,904

Basic earnings per share	$3.15	$3.13	$2.99

Diluted earnings per share	$2.98	$2.98	$2.88

Weighted average number of shares (in thousands) used in computing:
Basic earnings per share	63,189	62,710	62,120

Diluted earnings per share	66,896	65,956	64,661
The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019
Net income	$199,223	$196,346	$185,904

Change in foreign currency translation adjustment	(7,402)	4,998	2,458

Available-for-sale investments:
Change in net unrealized gains (losses)	(13,368)	11,249	6,260
Less - reclassification adjustment for net gains realized and included in net income	(1,403)	(2,095)	(467)

Net change (net of tax effect of $2,012, $(1,246) and $(913))	(14,771)	9,154	5,793

Cash flow hedges:
Change in unrealized gains	5,024	4,954	5,495
Less - reclassification adjustment for net (losses) realized and included in net income	(5,928)	(2,469)	(429)

Net change (net of tax effect of $123, $(339) and $(691))	(904)	2,485	5,066

Total other comprehensive income (loss)	(23,077)	16,637	13,317

Comprehensive income	$176,146	$212,983	$199,221

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Retained earnings	Non-controlling Interest	Total shareholders' equity
Balance as of January 1, 2021	$18,961	$1,681,587	$(574,364)	$(16,662)	$1,454,388	$24,574	$2,588,484
Stock-based compensation	—	156,373	—	—	—	—	156,373
Issuance of treasury shares under share-based compensation plan (717,500 ordinary shares)	—	(17,194)	21,618	—	—	—	4,424
Treasury shares purchase	—	—	(73,064)	—	—	—	(73,064)
Other comprehensive income	—	—	—	(23,077)	—	—	(23,077)
Equity component of convertible notes, net of issuance costs and deferred tax	—	75	—	—	—	—	75
Equity awards assumed for acquisitions	—	183	—	—	—	—	183
Purchase of subsidiaries' shares from non-controlling, net	—	(3,314)	—	—	—	(9,594)	(12,908)
Dividends Paid to non-controlling interest	—	—	—	—	—	(1,754)	(1,754)
Net income attributable to Nice Shareholders	—	—	—	—	199,575	—	199,575
Net loss attributable to non-controlling interests	—	—	—	—	—	(352)	(352)
Balance as of December 31, 2021	$18,961	$1,817,710	$(625,810)	$(39,739)	$1,653,963	$12,874	$2,837,959

The accompanying notes are an integral part of the consolidated financial statements

NICE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Retained earnings	Non-controlling Interest	Total shareholders' equity
Balance as of January 1, 2020	$18,961	$1,568,035	$(554,146)	$(33,299)	$1,257,715	$—	$2,257,266
Stock-based compensation	—	103,464	—	—	—	—	103,464
Issuance of treasury shares under share-based compensation plan (915,710 ordinary shares)	—	(19,266)	28,131	—	—	—	8,865
Treasury shares purchased	—	—	(48,349)	—	—	—	(48,349)
Non-controlling interests related to acquisition	—	—	—	—	—	24,901	24,901
Other comprehensive income	—	—	—	16,637	—	—	16,637
Equity component of convertible notes, net of issuance costs and deferred tax	—	28,816	—	—	—	—	28,816
Equity awards assumed for acquisitions	—	538	—	—	—	—	538
Net income attributable to Nice Shareholders	—	—	—	—	196,673	—	196,673
Net loss attributable to non-controlling interests	—	—	—	—	—	(327)	(327)
Balance as of December 31, 2020	$18,961	$1,681,587	$(574,364)	$(16,662)	$1,454,388	$24,574	$2,588,484
The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
Balance as of January 1, 2019	$18,849	$1,499,986	$(527,417)	$(46,616)	$1,071,811	$2,016,613
Exercise of share options	112	1,907	—	—	—	2,019
Stock-based compensation	—	82,033	—	—	—	82,033
Issuance of treasury shares under share-based compensation plan (556,655 ordinary shares)	—	(15,891)	19,300	—	—	3,409
Treasury shares purchased	—	—	(46,029)	—	—	(46,029)
Other comprehensive loss	—	—	—	13,317	—	13,317
Net income	—	—	—	—	185,904	185,904
Balance as of December 31, 2019	$18,961	$1,568,035	$(554,146)	$(33,299)	$1,257,715	$2,257,266

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019
Cash flows from operating activities:

Net income	$199,223	$196,346	$185,904
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	184,092	182,026	173,230
Stock-based compensation	153,030	101,667	80,864
Accrued severance pay, net	597	1,323	(1,964)
Amortization of premium and discount and accrued interest on marketable securities	11,867	(633)	(53)
Deferred taxes, net	(39,316)	(33,241)	(12,208)
Changes in operating assets and liabilities:
Trade receivables, net	(85,778)	22,245	(29,863)
Prepaid expenses and other current assets	(79,624)	(80,665)	(76,180)
Trade payables	(389)	4,094	777
Accrued expenses and other liabilities	64,179	14,875	31,730
Operating lease right-of-use assets	15,075	18,167	19,104
Deferred revenues	30,770	63,202	13,810
Operating lease liabilities	(18,011)	(19,569)	(18,839)
Amortization of discount on long-term debt	14,469	13,297	9,236
Loss in respect of debt extinguishment	13,969	—	—
Other	(2,337)	(2,828)	(1,390)

Net cash provided by operating activities	461,816	480,306	374,158

Cash flows from investing activities:

Purchase of property and equipment	(24,771)	(24,186)	(27,293)
Purchase of investments	(322,129)	(583,115)	(619,060)
Proceeds from investments	270,645	328,593	362,713
Payments for business acquisitions, net of cash acquired	(142,804)	(147,261)	(25,972)
Capitalization of internal use software costs	(42,440)	(39,098)	(34,679)

Net cash used in investing activities	(261,499)	(465,067)	(344,291)
The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019
Cash flows from financing activities:

Proceeds from issuance of shares upon exercise of options	4,426	8,865	5,428
Purchase of treasury shares	(73,180)	(48,272)	(47,276)
Dividends paid to non-controlling interest	(1,754)	—	—
Capital lease payments	—	(177)	(816)
Purchase of subsidiaries shares from non-controlling interest	(14,000)	—	—
Proceeds from issuance of exchangeable senior notes, net	—	451,421	—
Repayment of debt	(177,308)	(215,000)	—

Net cash provided by (used in) financing activities	(261,816)	196,837	(42,664)

Effect of exchange rate changes on cash	(2,112)	1,868	(979)

Net change in cash and cash equivalents	(63,611)	213,944	(13,776)
Cash and cash equivalents at the beginning of the year	442,267	228,323	242,099
Cash and cash equivalents at the end of the year	$378,656	$442,267	$228,323

Supplemental disclosure of cash flows activities:
Cash paid during the year for:
Income taxes	97,258	83,251	65,200
Interest	$688	$7,829	$11,493

Non-cash activities:
Increase in accrued expenses and other liabilities with respect to purchase of treasury shares	$4	$112	$35
Debt	$292,940	$—	$—
The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:-    GENERAL
a.General:
The Company is a global enterprise software leader, providing cloud platforms for AI-driven digital business solutions that serve two main markets: Customer Engagement and Financial Crime and Compliance. The Company's core mission is to transform experiences to be extraordinary and trusted, and create frictionless and safe digital-first consumer reality, where every interaction is easy, effortless and instantaneous. The Company's solutions are used by organizations of all sizes and are offered in multiple delivery models, including cloud and on-premises.
In the Customer Engagement market, the Company enables organizations to transform experiences with solutions aimed at meeting consumers wherever they choose to begin their journey, providing digital-centric self-service capabilities, understanding consumers' journeys, creating smarter hyper-personalized connections and guiding seamless omnichannel interactions. The Company helps organizations transform their workforce experience with solutions aimed at engaging employees, optimizing operations and automating processes.
In the Financial Crime and Compliance market, the Company protects financial services organizations and their customers’ accounts and transactions, with solutions that identify risks and help prevent money laundering and fraud, as well as help ensure compliance in real-time.
The Company is at the forefront of several industry technological disruptions that have greatly accelerated in the last two years: the adoption of cloud platforms by organizations of all sizes and verticals, the shift of consumer and organizational preferences towards digital-centric services and experiences, the growing acceptance and adoption of AI, an increase in consumer self-service and the need to manage, optimize and engage a diverse and remote workforce while retaining and attracting top talents. The Company's suite of integrated portfolio solutions, based on our unique domain expertise, provide organizations engaged in customer experience, financial crime and public safety, with industry-leading agility and innovation that are essential for their success.
b.Acquisitions:
1.Acquisitions in 2021:
a.On June 17, 2021, the Company completed the acquisition of ContactEngine Limited ("ContactEngine"), a leading AI automation provider for customer self-service. The Company acquired ContactEngine for a total consideration of $94,897.
Upon consummation of the acquisition, ContactEngine became a wholly-owned subsidiary of the Company. The acquisition was accounted for as a business combination. As of the acquisition date the Company preliminarily recorded core technology, customer relationships, customer backlog and goodwill in amounts of $20,558; $3,279; $5,493 and $69,593, respectively. The estimated useful life of the core technology, customer relationships, and customer backlog is five years, six years and two years, respectively.
Goodwill generated from this business combination is attributed to synergies between the Company's and ContactEngine's respective products and services. The goodwill is not deductible for income tax purposes.
The results of ContactEngine's operations have been included in the consolidated financial statements since June 17, 2021. Pro forma results of operations related to this acquisition have not been prepared because they are not material to the Company's consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)
b.During 2021, the Company acquired certain additional companies, which were accounted for as business combinations for a total consideration of $59,317. The financial results of those acquired companies are included in the Company’s consolidated financial statements from their respective acquisition dates. The results from these acquisitions individually and in aggregate, were not material to the Company’s consolidated financial statements. The Company preliminary recorded $20,036 of identifiable intangible assets based on their estimated fair values, and $38,590 of residual goodwill, from these acquisitions.
The preliminary fair value of assets acquired and liabilities assumed from acquisitions, completed during 2021, were based upon preliminary calculations and valuations, and the estimates and assumptions for these acquisitions are subject to change as the Company obtains additional information during the respective measurement periods (up to one year from the respective acquisition dates).
2.Acquisitions in 2020:
a.On August 18, 2020 the Company completed the acquisition of Guardian Analytics, Inc. ("Guardian Analytics"), a leading AI cloud-based financial crime risk management solution provider. The Company acquired Guardian Analytics for total consideration of $113,921.
Upon acquisition, Guardian Analytics became a wholly-owned subsidiary of the Company. The acquisition was accounted for as a business combination. As of the acquisition date, the Company preliminarily recorded core technology, customer relationships, customer backlog and goodwill in amounts of $38,341; $6,659; $1,028 and $65,888, respectively. The estimated useful life of the core technology, customer relationships, and customer backlog is six years, eight years and two years, respectively.
Goodwill generated from this business combination is attributed to synergies between the Company's and Guardian Analytics' respective products and services. The goodwill is not deductible for income tax purposes.
The results of Guardian Analytics' operations have been included in the consolidated financial statements since August 18, 2020. Pro forma results of operations related to this acquisition have not been prepared because they are not material to the Company's consolidated financial statements.
b.During 2020, the Company acquired certain additional companies (in one of them the Company acquired 50.1% of the share capital (the "2020 Subsidiary") of the company), which were accounted for as business combinations for a total consideration of $50,686. The financial results of those acquired companies are included in the Company’s consolidated financial statements from their respective acquisition dates. The results from these acquisitions individually and in aggregate were not material to the Company’s consolidated financial statements. The Company preliminary recorded $22,968 of identifiable intangible assets based on their estimated fair values, and $54,869 of residual goodwill. The preliminary fair value of the non-controlling interest on the acquisition date was approximately $24,985. As of December 2021, the Company holds 70.1% of the 2020 Subsidiary. See Note 2aa.
The estimated fair value of assets acquired and liabilities assumed from acquisitions completed during 2020 were based upon preliminary calculations and valuations. These estimates were finalized during 2021 as part of the measurement period. See Note 8 regarding changes made during 2021.
3.Acquisitions in 2019:
During 2019, the Company acquired certain companies accounted for as a business combination and an asset acquisition (see also Note 2z). The financial results of the acquired companies are included in the

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)
Company’s consolidated financial statements from their respective acquisition dates. The results from each of these companies were not individually material to the Company’s consolidated financial statements. In the aggregate, the total purchase price for these acquisitions was approximately $26,671. The Company recorded $15,683 of identifiable intangible assets, based on their estimated fair values, and $14,480 of residual goodwill.
4.Acquisitions related costs:
During 2021, 2020 and 2019, acquisition related costs amounted to $1,761, $1,720 and $720, respectively, and were included in general and administrative expenses.
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

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
e.Marketable securities:
The Company accounts for investments in debt securities in accordance with ASC 320, "Investments - Debt Securities" and ASC No. 326, "Financial Instruments - Credit Losses". Management determines the appropriate classification of its investments in debt securities at the time of purchase and re-evaluates such determinations at each balance sheet date.
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
For each reporting period, the Company evaluates whether declines in fair value below carrying value are due to expected credit losses, as well as the Company's ability and intention to hold the investment until a forecasted recovery occurs, in accordance with ASC 326. Allowance for credit losses on AFS debt securities are recognized as a charge in financial expenses (income), net, on the consolidated statements of income, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss). In 2020 and 2019, no other-than-temporary impairment were recorded. As of December 31, 2021, no credit losses have been recorded.
The Company classifies all securities with maturities beyond 12 months as current assets under the caption marketable securities on the consolidated balance sheet. These securities are available to support current operations and the company may sell these debt securities prior to their stated maturities.
f.Property and equipment, net:
Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual periods ranges:

Years
Computers and peripheral equipment	3 - 5
Internal use software	3
Office furniture and equipment	4 - 14
Leasehold improvements	Over the lease term or the estimated useful life of the improvements, whichever is shorter
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
i.Impairment of long-lived assets:
The Company's long-lived assets and identifiable intangibles that are subject to amortization are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment indicators include any significant changes in the manner of the Company's use of the assets and significant negative industry or economic trends.
Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows to the carrying amount of the asset, an impairment charge is recorded for the excess of the carrying amount over fair value. In 2021, 2020 and 2019, no impairment charges were recognized.
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

The impairment test compares carrying values of the reporting units to their respective estimated fair values. If the carrying value exceeds the fair value, then the Company recognizes impairment of goodwill for the amount of this excess. For each of the three years in the period ended December 31, 2021, 2020 and 2019, no impairment was identified.
k.Exchangeable senior notes:
The Company applies ASC 815, "Derivative and Hedging" ("ASC"), and ASC 470, "Debt" ("ASC 470"). Under these standards, the Company separately accounts for the liability and equity components of convertible debt instruments that may be settled in cash in a manner that reflects the Company's nonconvertible debt borrowing rate. The liability component at issuance is recognized at fair value, based on the fair value of a similar instrument that does not have a conversion feature. The equity component is based on the excess of the principal amount of the debentures over the fair value of the liability component, after adjusting for an allocation of debt issuance costs, and is recorded as paid-in capital in excess of par.
Debt discounts are amortized as additional non-cash interest expense over the expected life of the debt. The Company allocated the total issuance costs incurred to the liability and equity components of the convertible senior notes based on the same proportions as the proceeds from the notes.
On December 31, 2021, the Company entered into the First Supplemental Indenture to the 2017 Indenture (the "First Supplemental Indenture"). In accordance with the First Supplemental Indenture, the Company

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
irrevocably elected cash settlement for the principal and any premium due upon conversion to apply to all conversions of notes issued under the 2017 Indenture (the "2017 Notes") with an exchange date (as defined in the 2017 Indenture) on or after December 31, 2021. As a result, the 2017 Notes are no longer subject to the cash conversion guidance and the conversion option is bifurcated as a derivative subsequent to the change in terms as described above and reclassified from equity to liability at an amount equal to the fair value of the conversion option at that date. Differences in the amount previously recognized in equity and the fair value of the conversion option at the date of reclassification are accounted for in equity. Subsequent changes in fair value of the derivative are reflected in financial income (expenses). See Note 15 for further details.
l.Revenue recognition:
The Company generates revenues from sales of cloud, service, and software products, which include software license, SaaS, network connectivity, hosting, support and maintenance, implementation, configuration, project management, consulting and trainings. The Company sells its cloud, products and services directly through its sales force and indirectly through a global network of distributors, system integrators and strategic partners, all of whom are considered end-users.
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
1)Identify the contract(s) with a customer
A contract with a customer exists when (i) there is an enforceable contract with the customer that defines each party’s rights regarding the goods or services to be transferred and identifies the payment terms related to these goods or services; (ii) the contract has commercial substance; and (iii) the Company determines that collection of substantially all consideration for goods or services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. The Company applies judgment in determining the customer's ability and intent to pay, which is based on a variety of factors, including the customer's historical payment experience.
2)Identify the performance obligations of the contract
The Company enters into contracts that can include multiple performance obligations. The Company accounts for individual products and services separately if they are distinct – i.e., if a product or service is separately identifiable from other items in the contract and if a customer can benefit from it on its own or with other resources that are readily available to the customer.
3)Determine the transaction price
The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring goods or services to the customer.
Payment terms and conditions vary by contract type. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company determines its contracts generally to not include a significant financing component since the Company's selling prices are not subjected to billing terms nor is its purpose to receive financing from its customers or to provide customers with financing. In addition, the Company elected to apply the practical expedient to not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects, at contract inception, that the period between when the Company will transfer a promised good or service to a customer and when the customer will pay for that good or service will be one year or less.

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
4)Allocate the transaction price to the performance obligations in the contract
The Company allocates the transaction price to each performance obligation identified based on its relative standalone selling price ("SSP") out of the total consideration of the contract.
The Company uses judgment in determining the SSP. If the SSP is not observable through standalone transactions, the Company estimates the SSP taking into account available information such as geographic or regional specific factors, internal costs, profit objectives, and internally approved pricing guidelines related to the performance obligations.
The Company typically establishes a SSP range for its products and services, which is reassessed on a periodic basis or when facts and circumstances change. SSP for products and services can evolve over time due to changes in the Company's pricing practices that are influenced by intense competition, changes in demand for products and services, and economic factors, among others.
For a product where the SSP cannot be determined based on observable prices, given the same products are sold for a broad range of amounts (that is, the selling price is highly variable), the SSP included in a contract with multiple performance obligations is determined by applying a residual approach whereby all other performance obligations within a contract are first allocated a portion of the transaction price based upon their respective SSPs, with any residual amount of transaction price allocated to these product revenues.
5)Recognize revenue when (or as) the entity satisfies a performance obligation
The Company derives its cloud revenues from subscription services, which are comprised of subscription fees from granting customers access to the Company’s cloud platforms, network connectivity and services fees for deployment of certain cloud platforms.
Revenue from subscription services is recognized either ratably over the contract period or based on usage, revenue from network connectivity is based on customer call usage and is recognized in the period the call is initiated, and services fees for deployment are amortized over average customer life.
Revenue from software licenses, support and maintenance services are recognized at the time the related performance obligation is satisfied by transferring the promised product or service to the customer. Software license revenues are recognized at the point in time when the software license is delivered and the customer obtains control of the asset. Support and maintenance service revenues are recognized ratably over the term of the underlying maintenance contract term. Renewals of maintenance contracts create new performance obligations that are satisfied over the term with the revenues recognized ratably over the period of the renewal.
Professional services revenues, except fees for deployment of certain cloud platforms, are recognized as services are performed.
Deferred revenues, which represent a contract liability, represent unrecognized fees collected mostly for maintenance, cloud and professional services. Deferred revenues are recognized as (or when) the Company performs under the contract. The amount of revenues recognized in the period that was included in the opening deferred revenues balance was approximately $215,805 for the year ended December 31, 2021.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
As of December 31, 2021, the aggregate amount of the total transaction price allocated in contracts with original duration greater than one year of the remaining performance obligations was approximately $1,773,182. For performance obligations which are recognized over time, based on usage, the Company elected to disclose only the contractual minimum attributed to these performance obligations, as part of the remaining performance obligation disclosure.
As of December 31, 2021, the Company expects to recognize the majority of the revenue of remaining performance obligations over the next 24 months. Such remaining performance obligations represent unsatisfied or partially unsatisfied performance obligations pursuant to ASC 606. The Company has elected the optional exemption, which allows for the exclusion of the amounts for remaining performance obligations that are part of contracts with an original expected duration of one year or less.
m.Costs to Obtain Contracts:
The Company capitalizes certain sales commission as costs of obtaining a contract when they are incremental and if they are expected to be recovered. The Company applies judgment in estimating the amortization period by taking into consideration customer contract terms, history of renewals, expected length of customer relationship, as well as the useful life of the underlying technology and products. Amortization of sales commission expenses are included in Selling and Marketing expenses in the accompanying consolidated statements of income. For costs that the Company would have capitalized and amortized over one year or less, the Company has elected to apply the practical expedient and expense these contract costs as incurred. Commission expense for the years 2021, 2020 and 2019 were $130,466, $100,219 and $92,468, respectively.
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
The Company's trade receivables are derived from sales to customers generated from a multitude of markets in countries around the world. The Company performs ongoing credit evaluations of its customers and insures some of its receivables with a credit insurance company. A general allowance for credit losses is provided, based on the length of time the receivables are past due.
The Company's marketable securities include investment in corporate debentures, U.S. Treasuries and U.S. government agencies. The Company's investment policy limits the amount that the Company may invest in any one type of investment per minimum credit rating or specific issuer, thereby reducing credit risk concentrations.
The Company enter into foreign currency forward and option contracts intended to protect cash flows resulting from payroll and facilities related expenses against the volatility in value of forecasted non-dollar currency. The derivative instruments hedge a portion of the Company's non-dollar currency exposure. See Note 10 for additional information.
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
Severance pay expenses for 2021, 2020 and 2019 amounted to $8,810, $9,649 and $7,656, respectively.
The Company also has other liabilities for severance pay in other jurisdictions.
The Company has multiple 401(k) defined contribution plans covering certain employees in the U.S. All eligible employees may elect to contribute a portion of their eligible compensation, generally not greater than an annual contribution of $19.5 in 2021 and 2020, and $19 in 2019 (for certain employees over 50 years of age the maximum annual contribution was $26 per year in 2021 and 2020 and $25 in 2019) of their total annual compensation to the plan through salary deferrals, subject to IRS limits. The Company, at its discretion, matches 50% of employee contributions to the plan up to a limit of 6-8% of their eligible

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
compensation. In the years 2021, 2020 and 2019, the Company recorded an expense for all matching contributions in the amount of $9,366; $8,893 and $8,068, respectively.
s.Leases
The Company elected to combine its lease and non-lease components for car leases and to not recognize a lease liability and a right-of-use ("ROU") asset on the balance sheet for leases with a term of twelve months or less. The Company recognizes the associated lease payments in the consolidated statements of income on a straight-line basis over the lease term.
Under Topic 842, the Company determines if an arrangement is a lease at inception. ROU assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments. The ROU asset is recorded net of any lease incentives received. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. The Company's lease agreements may contain variable costs such as common area maintenance, insurance, real estate taxes or other costs. Variable lease costs are expensed as incurred on the consolidated statements of income.
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
As further described in Note 15, the Company entered into an exchangeable note hedge transaction and warrants transaction in 2017. While the exchangeable note hedge transaction is anti-dilutive and as such is not included in the computation of diluted earnings per share, the warrants transaction had a dilutive effect, and as such, was included in the computation of the diluted earnings per share. The number of shares related to the outstanding exchangeable note hedge transaction is 3,457,475.
Since it is the Company's intention and ability to settle the convertible senior notes issued in 2017 in cash, the potential issuance of shares related to these notes does not have a dilutive effect on the shares. In addition, on December 31, 2021, the Company entered into the First Supplemental Indenture according to which the Company irrevocably elected cash settlement for the principal and any premium due upon conversion to apply to all conversions of the 2017 Notes issued under the 2017 Notes with an exchange date (as defined in the 2017 Indenture) on or after December 31, 2021. As a result, the 2017 Notes do not have a dilutive effect.
On December 31, 2021, the Company irrevocably elected to settle the principal of the convertible senior notes issued in 2020 in cash. As a result, the Company will use the treasury stock method for calculating any potential dilutive effect on diluted net income per share, if applicable. The conversion premium will have a dilutive impact on diluted net income per share only when the average market price of an ordinary share for a given period exceeds the conversion price of $299.19 per share. As a result, 1,537,504 shares underlying the conversion option of the convertible senior notes issued in 2020 are not considered in the calculation of diluted net income per share in either 2020 or 2021, as the effect would be anti-dilutive.
The weighted average number of shares related to outstanding anti-dilutive options excluded from the calculations of diluted net earnings per share was $4,754; $2,295 and $4,921 for the years 2021, 2020 and 2019, respectively.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
u.Accounting for stock-based compensation:
The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation - Stock Compensation" ("ASC 718"), which requires the measurement and recognition of stock base compensation expenses based on estimated fair values for all share-based payment awards made to employees and directors. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model.
The Company recognizes compensation expenses for the value of its awards, which have graded vesting, based on the accelerated attribution method over the requisite service period of each of the awards. The Company accounts for forfeitures as they occur.
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
v.Fair value of financial instruments:
The Company applies ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820") for valuing financial instruments. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The Company measures its investments in money market funds classified as cash equivalents, marketable securities and its foreign currency derivative contracts at fair value.
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
x.Advertising expenses:
Advertising expenses are charged to expense as incurred. Advertising expenses for the years 2021, 2020 and 2019 were $31,575; $14,134 and $16,040, respectively.
y.Treasury shares:
The Company repurchases its ordinary shares from time to time on the open market or in other transactions and holds such shares as treasury shares. The Company accounts for the cost to repurchase treasury shares as a reduction of shareholders' equity. The Company reissues treasury shares under the stock purchase plan, upon exercise of options and upon vesting of restricted stock units ("RSU"). Reissuance of treasury shares is accounted for in accordance with ASC 505-30 in which gains are credited to additional paid-in capital and losses are charged to additional paid-in capital to the extent that previous net gains are included therein and otherwise to retained earnings.
z.Business combination:
The Company applies the provisions of ASC 805, "Business Combination", and allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets.
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

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
aa.Non-controlling interests
The consolidated financial statements include the Company's accounts and the accounts of the Company's wholly- and majority-owned subsidiaries. Non-controlling interest positions of the Company's consolidated entities are reported as a separate component of consolidated equity from the equity attributable to the Company’s shareholders.
In case of an increase in ownership of a subsidiary, the carrying amount of the non-controlling interest is adjusted to reflect the controlling interest’s increased ownership interest in the subsidiary’s net assets. Any difference between the consideration paid by the Company to a non-controlling interest holder (or contributed by the Company to the net assets of the subsidiary) and the adjustment to the carrying amount of the non-controlling interest in the subsidiary is recognized directly in equity and attributable to the controlling interest. In 2021, the Company acquired an additional 20% in the 2020 Subsidiary for a total consideration of approximately $14,000.
ab.Comprehensive income:
The Company accounts for comprehensive income in accordance with ASC 220, "Comprehensive Income". Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. Other comprehensive income for the Company relates to gains and losses on hedging derivative instruments, unrealized gains and losses on available for sale marketable securities and changes in foreign currency translation adjustments.
The following tables show the components of accumulated other comprehensive income, net of taxes, as of December 31, 2021, 2020 and 2019:

	Year ended December 31, 2021
	Unrealized gains (losses) on marketable securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total
Beginning balance	$13,285	$4,836	$(34,783)	$(16,662)
Other comprehensive income before reclassifications	(13,368)	5,024	(7,402)	(15,746)
Amounts reclassified from accumulated other comprehensive loss	(1,403)	(5,928)	—	(7,331)
Net current-period other comprehensive income	(14,771)	(904)	(7,402)	(23,077)
Ending balance	$(1,486)	$3,932	$(42,185)	$(39,739)

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Year ended December 31, 2020
	Unrealized losses on marketable securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total
Beginning balance	$4,131	$2,351	$(39,781)	$(33,299)
Other comprehensive loss before reclassifications	11,249	4,954	4,998	21,201
Amounts reclassified from accumulated other comprehensive income (loss)	(2,095)	(2,469)	—	(4,564)
Net current-period other comprehensive loss	9,154	2,485	4,998	16,637
Ending balance	$13,285	$4,836	$(34,783)	$(16,662)

	Year ended December 31, 2019
	Unrealized losses on marketable securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total
Beginning balance	$(1,662)	$(2,715)	$(42,239)	$(46,616)
Other comprehensive loss before reclassifications	6,260	5,495	2,458	14,213
Amounts reclassified from accumulated other comprehensive income (loss)	(467)	(429)	—	(896)
Net current-period other comprehensive loss	5,793	5,066	2,458	13,317
Ending balance	$4,131	$2,351	$(39,781)	$(33,299)

ac.Recently adopted accounting standards:
In October 2021, the FASB issued ASU No. 2021-08, Business Combination (Topic 805): Accounting for Contract Assets and Liabilities from Contracts with Customers, which requires an acquirer to recognize and measure contract assets and liabilities acquired in a business combination in accordance with revenue from ASC 606 rather than adjust them to fair value at the acquisition date. The Company adopted ASU 2021-08 in the fourth quarter of 2021, retroactively applying it to all business combinations since January 1, 2021. The adoption did not have a material effect on the Company consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This standard simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in Topic 740 related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill and allocating consolidated income taxes to separate financial statements of entities not subject to income tax. The Company's adoption of ASU 2019-12 did not have a significant impact on the Company's consolidated financial statements.
ad.Recently issued accounting standards, not yet adopted:
In August 2020, the FASB issued ASU 2020-06, which simplifies the guidance on the issuer’s accounting for convertible debt instruments by removing the separation models for (1) convertible debt with a cash conversion feature and (2) convertible instruments with a beneficial conversion feature. As a result, entities will not separately present in equity an embedded conversion feature in such debt. Instead, they will account for a convertible debt instrument wholly as debt, unless certain other conditions are met. The elimination of

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
these models will reduce reported interest expense and increase reported net income for entities that have issued a convertible instrument that was within the scope of those models before the adoption of ASU 2020-06. ASU 2020-06 also requires that the effect of potential share settlement be included in the diluted earnings per share calculation when an instrument may be settled in cash or share. This amendment removes current guidance that allows an entity to rebut this presumption if it has a history or policy of cash settlement. Furthermore, ASU 2020-06 requires the application of the if-converted method for calculating diluted earnings per share; the treasury stock method will be no longer available. The provisions of ASU 2020-06 are applicable for fiscal years beginning after December 15, 2021, with early adoption permitted no earlier than fiscal years beginning after December 15, 2020.
Upon adoption of ASU No. 2020-06, the Company will no longer record as equity the conversion feature of its 2020 Notes. Instead, the Company will combine the previously separated equity component with the liability component, which together will be classified as debt, thereby eliminating the subsequent amortization of the debt discount as interest expense. Similarly, the portion of issuance costs previously allocated to equity will be reclassified to debt and amortized as interest expense. Accordingly, the Company expects to record as of January 1, 2022 an increase to retained earnings of approximately $8,750, a decrease to additional paid-in capital of $28,816, an increase to long-term debt of $24,757, a decrease to deferred tax liabilities of $3,930, and an increase in debt issuance costs of $761. Further, if the Company’s share price will exceed the conversion price of $299.19 of the 2020 Notes, then there will be an impact to earnings per share for the dilution impact above the conversion price as a result of the adoption based on the if-converted method.
NOTE 3:-    SHORT-TERM INVESTMENTS
Short-term investments include marketable securities in the amount of $1,041,589 and $1,012,282 as of December 31, 2021 and 2020, respectively and short-term bank deposits in the amounts of $4,506 and $9,332 as of December 31, 2021 and 2020, respectively.
The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of available-for-sale marketable securities as of December 31, 2021 and 2020:

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Estimated fair value (Level 2 within the fair value hierarchy)
	December 31,		December 31,		December 31,		December 31,
	2021	2020	2021	2020	2021	2020	2021	2020
Corporate debentures	$1,012,615	$973,029	$3,883	$15,016	$(5,560)	$(343)	$1,010,939	$987,702
U.S. Treasuries	14,658	17,613	156	418	—	—	14,815	18,031
U.S. Government Agencies	16,005	6,546	—	3	(169)	—	15,835	6,549
	$1,043,278	$997,188	$4,039	$15,437	$(5,729)	$(343)	$1,041,589	$1,012,282
The scheduled maturities of available-for-sale marketable securities as of December 31, 2021 are as follows:

	Amortized cost	Estimated fair value
Due within one year	$280,261	$281,365
Due after one year through five years	763,017	760,224
	$1,043,278	$1,041,589

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:- SHORT-TERM INVESTMENTS (Cont.)
Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values as of December 31, 2021 and 2020 are as indicated in the following tables:

	December 31, 2021
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debentures	$494,731	$(4,413)	$156,840	$(1,147)	$651,571	$(5,560)
U.S. Treasuries	—	—	—	—	—	—
U.S. Government Agencies	15,835	(169)	—	—	15,835	(169)
	$510,566	$(4,582)	$156,840	$(1,147)	$667,406	$(5,729)

	December 31, 2020
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debentures	$194,587	$(337)	$8,590	$(6)	$203,177	$(343)
U.S. Treasuries	2,936	—	—	—	2,936	—
U.S. Government Agencies	—	—	—	—	—	—
	$197,523	$(337)	$8,590	$(6)	$206,113	$(343)

NOTE 4:-    PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2021	2020
Government authorities	$93,505	$81,012
Interest receivable	4,992	5,829
Prepaid expenses	76,709	81,459
Other	9,398	7,040
	$184,604	$175,340

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 5:-    PREPAID EXPENSES AND OTHER LONG-TERM ASSETS

	December 31,
	2021	2020
Deferred commission costs	$138,343	$94,087
Severance pay fund	13,180	13,511
Prepaid expenses	66,882	39,875
Other	6,039	6,187
	$224,445	$153,660

NOTE 6:-    PROPERTY AND EQUIPMENT, NET

	December 31,
	2021	2020
Cost:
Computers and peripheral equipment	$207,843	$192,898
Internal use software	191,697	145,914
Office furniture and equipment	6,585	10,417
Leasehold improvements	56,835	56,976
	462,960	406,205
Accumulated depreciation:
Computers and peripheral equipment	162,487	147,618
Internal use software	109,501	75,743
Office furniture and equipment	3,529	6,733
Leasehold improvements	41,789	38,326
	317,306	268,420
Depreciated cost	$145,654	$137,785

Depreciation expense totaled $65,411, $67,892 and $60,174 for the years ended December 31, 2021, 2020 and 2019, respectively.
The Company recorded a reduction of $12,322 and $22,355 to the cost and accumulated depreciation of fully depreciated equipment and leasehold improvements no longer in use for the years ended December 31, 2021 and 2020, respectively.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 7:-    OTHER INTANGIBLE ASSETS, NET
a.Definite-lived other intangible assets:

	December 31,
	2021	2020
Original amounts:
Core technology	$665,555	$635,250
Customer relationships, backlog and distribution network	288,755	269,717
Trademarks	44,440	44,440
	998,750	949,407
Accumulated amortization:
Core technology	428,880	353,558
Customer relationships, backlog and distribution network	246,609	207,165
Trademarks	27,883	22,681
	703,372	583,404
Other intangible assets, net	$295,378	$366,003

b.Amortization expense amounted to $118,681, $114,134 and $113,056 for the years ended December 31, 2021, 2020 and 2019, respectively.
c.Estimated amortization expense:

For the year ended December 31,
2022	$106,566
2023	85,026
2024	65,680
2025	19,302
2026	15,189
Thereafter	3,615
$295,378

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 8:-    GOODWILL
Following the Company's acquisitions in 2021 and 2020, as described in Note 1b, the changes in the carrying amount of goodwill allocated to reportable segments for the years ended December 31, 2021 and 2020 are as follows:

	Year ended December 31, 2021
	Customer Engagement	Financial Crime and Compliance	Total
As of January 1, 2021	$1,153,023	$350,229	$1,503,252
Acquisitions (*)	108,183	(427)	107,756
Functional currency translation adjustments	(4,057)	(195)	(4,252)
As of December 31, 2021	$1,257,149	$349,607	$1,606,756
(*)Including adjustment of $427 resulting from finalization of purchase price allocations with respect to 2020.

	Year ended December 31, 2020
	Customer Engagement	Financial Crime and Compliance	Total
As of January 1, 2020	$1,114,680	$263,738	$1,378,418
Acquisitions	35,034	85,723	120,757
Functional currency translation adjustments	3,309	768	4,077
As of December 31, 2020	$1,153,023	$350,229	$1,503,252

NOTE 9:-    ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2021	2020
Payroll and related expenses	$232,578	$190,274
Accrued expenses	112,856	95,951
Government authorities	140,443	127,129
Other	1,670	3,820
	$487,547	$417,174

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
The Company entered into option and forward contracts to hedge a portion of anticipated New Israeli Shekel ("NIS"), Indian Rupee ("INR") and Philippine peso ("PHP") payroll and benefit payments as well as facilities related payments. These derivative instruments are designated as cash flow hedges, as defined by ASC 815 and accordingly are measured at fair value. These transactions are effective and, as a result, gain or loss on the derivative instruments are reported as a component of accumulated other comprehensive income (loss) and reclassified as payroll expenses, facility expenses or finance expenses, respectively, at the time that the hedged income/expense is recorded.

	Notional amount		Fair value (Level 2 within the fair value hierarchy)
	December 31,		December 31,
	2021	2020	2021	2020
Option contracts to hedge payroll
expenses INR	—	15,733	—	795
Option contracts to hedge lease obligations
expenses INR	—	901	—	46
Forward contracts to hedge payroll
expenses NIS	125,884	67,652	4,164	4,807
expenses INR	42,562	7,866	798	168
expenses PHP	705	1,623	(5)	3
Forward contracts to hedge lease obligations
expenses INR	1,451	451	30	10
	$170,602	$94,226	$4,987	$5,829
The Company currently hedges its exposure to the variability in future cash flows for a maximum period of one year. As of December 31, 2021, the Company expects to reclassify all of its unrealized gains and losses from accumulated other comprehensive income to earnings during the next twelve months.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:- DERIVATIVE INSTRUMENTS (Cont.)
The fair value of the Company's outstanding derivative instruments at December 31, 2021 and 2020 is summarized below:

		Fair value of derivative instruments
		December 31,
	Balance sheet line item	2021	2020
Derivative assets:
Foreign exchange option contracts	Prepaid expenses and other current assets	$—	$841
Foreign exchange forward contracts	Prepaid expenses and other current assets	4,992	4,988
Derivative liabilities:
Foreign exchange forward contracts	Accrued expenses and other liabilities	$(5)	$—
The effect of derivative instruments in cash flow hedging relationship on income and other comprehensive income for the years ended December 31, 2021, 2020 and 2019 is summarized below:

	Amount of gain (loss) recognized in other comprehensive income on derivative, net of tax (effective portion)
	Year Ended December 31,
	2021	2020	2019
Derivatives in foreign exchange cash flow hedging relationships:
Forward contracts	$4,993	$5,901	$2,108
Option contracts	31	(947)	3,387
	$5,024	$4,954	$5,495
Derivatives in foreign exchange cash flow hedging relationships for the years ended December 31, 2021, 2020 and 2019 is summarized below:

		Amount of gain (loss) reclassified from other comprehensive income into income (expenses), net of tax (effective portion)
		Year Ended December 31,
	Statements of income line item	2021	2020	2019
Option contracts to hedge payroll and facility expenses	Cost of revenues and operating expenses	$(771)	$(490)	$320
Forward contracts to hedge payroll and facility expenses	Cost of revenues, operating expenses and financial expenses	(5,157)	(1,979)	(749)
		$(5,928)	$(2,469)	$(429)

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 11:-    LEASES
The Company has entered into various non-cancelable operating lease agreements for certain office spaces and motor vehicles. The leases have original lease periods expiring between 2021 and 2037. The Company does not assume renewals in its determination of the lease term unless the renewals are considered as reasonably assured at lease commencement.
The operating lease cost for the year ended December 31, 2021 was $23,461.
Supplemental cash flow information related to leases was as follows:

Year ended December 31, 2021
Cash payments related to operating lease	$25,612
New right-of-use assets obtained in exchange for operating lease obligations	$561
Maturities of lease liabilities were as follows:

Operating Leases
2022	$22,766
2023	14,695
2024	11,546
2025	9,910
2026	9,533
Thereafter	63,016
Total lease payments	131,466

Less imputed interest	(30,767)

Total	$100,699
Supplemental balance sheet information related to leases was as follows:

Year ended December 31, 2021
Current maturities of operating leases	19,514
Long-term operating leases	81,185
Total operating lease liabilities	$100,699

Weighted-average remaining operating lease term	10.94
Weighted-average discount rate of operating leases	5.45%

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 12:-    COMMITMENTS AND CONTINGENT LIABILITIES
a.Commitments:
The Company is also obligated under certain agreements with its suppliers to purchase licenses and hosting services. These non-cancelable obligations as of December 31, 2021 are $96,054.
b.Legal proceedings:
From time to time the Company or its subsidiaries may be involved in legal proceedings and/or litigation arising in the ordinary course of business. While the outcome of these matters cannot be predicted with certainty, the Company does not believe it will have a material effect on its consolidated financial position, results of operations, or cash flows.
c.Bank Guarantees:
The Company obtained bank guarantees as of December 31, 2021 of $4,016, primarily in connection with office lease agreements.
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
Income not eligible for Preferred Enterprise or Preferred Technology Enterprise benefits is taxed at the regular corporate tax rate, which remains 23% in 2021 (23% in 2020 and 2019 as well).
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
2.Foreign Exchange Regulations:
Under the Foreign Exchange Regulations, NICE Ltd. and its Israeli subsidiary calculate their tax liability in U.S. Dollars according to certain orders. The tax liability, as calculated in U.S. Dollars, is translated into NIS according to the exchange rate as of December 31st of each year.
3.Tax benefits under the Israeli Law for the Encouragement of Industry (Taxation), 1969:
NICE Ltd. and its Israeli subsidiary believe they each currently qualify as an "Industrial Company" as defined by the Investment Law and, as such, are entitled to certain tax benefits including deduction of public offering expenses in three equal annual installments and amortization of cost of purchased know-how and patents for tax purposes over 8 years.
b.Income taxes on non-Israeli subsidiaries:
Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence. The Company's consolidated tax rate depends on the geographical mix of where its profits are earned. In 2021, the Company's U.S. subsidiaries are subject to combined federal and state income taxes of approximately 24.8% and its subsidiaries in the U.K. and India are subject to corporation tax at a rate of approximately 19% and 17.5%, respectively. Neither Israeli income taxes, foreign withholding taxes nor deferred income taxes were provided in relation to undistributed earnings of the Company's foreign subsidiaries. This is because the Company has the intent and ability to reinvest these earnings indefinitely in the foreign subsidiaries and therefore those earnings are continually redeployed in those jurisdictions. As of December 31, 2021, the amount of undistributed earnings of non-Israeli subsidiaries, which is considered indefinitely reinvested, was $1,221,292 with a corresponding unrecognized deferred tax liability of $154,929. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes, subject to an adjustment for foreign tax credits, and foreign withholding taxes.
c.U.S. Tax:
On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (the "U.S. Tax Reform" or "TCJA"), a comprehensive tax legislation that includes significant changes to the taxation of business entities. These changes include several key tax provisions, among others: (i) a permanent reduction to the statutory federal corporate income tax rate from 35% to 21% effective for tax years beginning after December 31, 2017; (ii) a shift of the U.S. taxation of multinational corporations from a tax on worldwide income to a modified territorial system (along with certain new rules designed to prevent erosion of the U.S. income tax base - "BEAT"); (iii) establishing immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing certain business deductions and credits; and (iv) providing a permanent deduction to corporations generating revenues from non-US markets (known as a deduction for foreign derived intangible income -"FDII").

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)
The final impact of the TCJA may differ due to, among other things, possible changes in the interpretations and assumptions made by the Company as a result of additional information, additional guidance or finalization of law and regulations that will be issued by the U.S. Department of Treasury, the IRS or other standard-setting bodies, and which may impact the Company's future financial statements, and will be accounted for when such guidance is issued.
d.Net operating loss carryforward:
As of December 31, 2021, the Company and certain of its subsidiaries had tax loss carry-forwards totaling in aggregate approximately $221,908, which can be carried forward and offset against taxable income. Approximately $107,442 of these carry-forward tax losses have no expiration date, with the balance expiring between the years 2022 and 2040.
Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.
e.Deferred tax assets and liabilities:
Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows :

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)

	December 31,
	2021	2020
Deferred tax assets:
Net operating losses carryforward and tax credits	$50,551	$42,154
Intra-entity transfer of certain intangible assets (*)	18,986	20,734
Operating leases liabilities	22,454	24,286
Share based payments	28,721	20,330
Research and development costs	21,643	9,210
Reserves, allowances and other	47,405	46,943
Deferred tax assets before valuation allowance	189,760	163,657
Valuation allowance	(10,464)	(10,227)
Deferred tax assets	179,296	153,430

Deferred tax liabilities:
Acquired intangibles	(59,678)	(81,320)
Operating lease right-of-use assets	(19,001)	(20,419)
Acquired deferred revenue	(1,907)	(1,785)
Internal use software and other fixed assets	(16,835)	(19,168)
Prepaid compensation expenses	(30,788)	(23,965)
Debt	(2,937)	(3,679)
Other	(333)	(2,468)
Deferred tax liabilities	(131,479)	(152,804)

Deferred tax assets, net	$47,817	$626
(*) During the years ended December 31, 2021, 2020 and 2019, the Company completed intra-entity transfers of certain intangible assets to a different tax jurisdiction. As a result of the transfers, the Company utilized net operating losses carried forward, incurred a tax expense on capital gain, released valuation allowances and recorded a deferred tax asset.

	December 31,
	2021	2020
Deferred tax assets	$55,246	$32,735
Deferred tax liabilities	(7,429)	(32,109)
Deferred tax assets, net	$47,817	$626
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)
f.A reconciliation of the Company's effective tax rate to the statutory tax rate in Israel is as follows:

	Year Ended December 31,
	2021	2020	2019
Income before taxes on income, as reported in the consolidated statements of income	$240,619	$237,188	$234,273
Statutory tax rate in Israel	23.0%	23.0%	23.0%
Preferred Enterprise / Preferred Technology Enterprise benefits (*)	(2.2)%	(3.8)%	(7.7)%
Changes in valuation allowance	1.0%	0.5	0.7%
Earnings taxed under foreign law	0.2%	(0.5)%	17.9%
Tax settlements and other adjustments	(1.8)%	(0.6)%	5.8%
Intangible assets transfer	(1.7)%	0.1%	(14.2)%
Other	(1.3)%	(1.5)%	(4.9)%
Effective tax rate	17.2%	17.2%	20.6%
(*) The effect of the benefit resulting from the "Preferred Enterprise/Preferred Technology Enterprise benefits" status on net earnings per ordinary share is as follows

	Year Ended December 31,
	2021	2020	2019
Basic	$0.08	$0.15	$0.29
Diluted	$0.08	$0.14	$0.28
g.Income before taxes on income is comprised as follows:

	Year Ended December 31,
	2021	2020	2019
Domestic	$53,703	$87,008	$169,236
Foreign	186,916	150,180	65,037
	$240,619	$237,188	$234,273

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)
h.Taxes on income (tax benefit) are comprised as follows:

	Year Ended December 31,
	2021	2020	2019
Current	$80,903	$74,096	$60,586
Deferred	(39,507)	(33,254)	(12,217)

	41,396	40,842	48,369

Domestic	16,171	15,995	8,614
Foreign	25,225	24,847	39,755

	$41,396	$40,842	$48,369
Of which:

	Year Ended December 31,
	2021	2020	2019
Domestic taxes:
Current	$27,400	$22,323	$29,075
Deferred	(11,229)	(6,328)	(20,461)

	16,171	15,995	8,614
Foreign taxes:
Current	53,503	51,773	31,196
Deferred	(28,278)	(26,926)	8,559

	25,225	24,847	39,755

Taxes on income	$41,396	$40,842	$48,369

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)
i.Uncertain tax positions:
A reconciliation of the beginning and ending balances of the total amounts of uncertain tax position is as follows:

	December 31,
	2021	2020
Uncertain tax positions, beginning of year	$73,256	$64,884
Increases in tax positions for prior years	3,190	6,456
Increases in tax positions for current year	9,248	6,935
Settlements	—	(378)
Expiry of the statute of limitations	(8,647)	(4,641)

Uncertain tax positions, end of year	$77,047	$73,256
The Company accrued $14,495 and $8,453 due to interest and penalties related to uncertain tax positions as of December 31, 2021 and 2020, respectively.
During the course of 2019, upon receipt of an information letter, the Company's United Kingdom Subsidiary Group elected to register for the United Kingdom Profits Diversion Compliance Facility, covering the years 2015-2018. During December 2021, this was extended to include the year 2019. NICE Ltd. is currently in the process of routine Israeli income tax audits for the tax years 2016 through 2019, and on February 25, 2021 received an Order of Final Assessment from the Israeli Tax Authorities for the tax year 2014 in the sum of $16,000 and on February 28, 2022 received an Order of Final Assessment for the tax year 2015 in the sum of $14,675 (refer to Note 19). In December 2020, the Israeli Subsidiary concluded a multi-year settlement encompassing tax years 2015-2018. As of December 31, 2021, U.S. federal income tax returns filed by the Company's U.S. subsidiaries for the tax years prior to 2018 are no longer subject to general audit. To the extent the Company or its subsidiaries generated net operating losses or tax credits in closed tax years, future use of the net operating loss or tax credit carry forward balance would be subject to examination within the relevant statute of limitations for the year in which it was utilized. The Company and its subsidiaries are still subject to other income tax audits for the tax years of 2011 through 2020.
NOTE 14:-    SHAREHOLDERS' EQUITY
a.The ordinary shares, par value NIS 1.0 per share, of the Company are traded on the Tel-Aviv Stock Exchange and its American Depositary Shares ("ADSs"), each representing one fully paid ordinary share, are traded on The NASDAQ Stock Market.
b.Share option plan:
2016 Share Incentive Plan
In February 2016 the Company adopted the 2016 Share Incentive Plan (the "2016 Plan" ). The Company adopted the 2016 Plan to provide incentives to employees, directors, consultants and/or contractors by rewarding performance and encouraging behavior that will improve the Company’s profitability.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:- SHAREHOLDERS' EQUITY (Cont.)
Under the 2016 Plan, the Company's employees, directors, consultants and/or contractors may be granted any equity-related award, including: any type of an option to acquire the Company's ordinary shares; share appreciation right; share and/or restricted share award ("RSA"); restricted stock unit ("RSU") and/or other share unit; and/or other share-based award and/or other right or benefit under the 2016 Plan, including any such equity-related award that is a performance-based award (each an "Award").
Generally, under the terms of the 2016 Plan, unless determined otherwise by the administrator of the 2016 Plan, 25% of an Award granted becomes exercisable on the first anniversary of the date of grant and 6.25% becomes exercisable once every quarter during the subsequent three years. Specifically with respect to RSUs and options granted with an exercise price equal to the nominal value of an ordinary share ("par value options"), unless determined otherwise by the Board of Directors, 25% of the RSUs and the par value options granted become vested on each of the four consecutive annual anniversaries following the date of grant.
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
Options granted under the 2016 Plan are granted at an exercise price equal to the average of the closing prices of one ADR as quoted on the NASDAQ market during the 30 consecutive calendar days preceding the date of grant, unless determined otherwise by the administrator of the 2016 Plan (including par value options).
The Company’s Board of Directors also adopted an addendum to the 2016 Plan for Awards granted to residents of Israel (the "Addendum") and resolved to elect the "Capital Gains Route" (as defined in Section 102(b)(2)) of the Israeli Income Tax Ordinance-5721-1961 ("Tax Ordinance") for the grant of Awards to Israeli grantees. There is also a U.S. addendum under the 2016 Plan that applies to non-qualified stock options for purposes of U.S. tax laws.
During 2021, the Company granted 1,187,765 options and restricted share units under the 2016 Plan (which constituted 1.88% of the Company issued and outstanding share capital as of December 31, 2020).
Pursuant to the terms of the acquisitions of, Nexidia, inContact, Mattersight, Guardian Analytics and ContactEngine, the Company assumed or replaced unvested options, RSAs and RSUs and converted them or replaced them with the Company's options, RSAs and RSUs, as applicable, based on an agreed exchange ratio. Each assumed or replaced option, RSA and RSU is subject to the same terms and conditions, including vesting, exercisability and expiration, as originally applied to any such option, RSA and RSU immediately prior to the acquisition.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:- SHAREHOLDERS' EQUITY (Cont.)
The fair value of the Company's stock options granted to employees and directors for the years ended December 31, 2021, 2020 and 2019 was estimated using the following assumptions:

	2021	2020	2019
Expected volatility	26.21%-27.87%	0.00%-25.79%	19.44%-21.54%
Risk free interest rate	0.30%-0.93%	0.00%-0.86%	1.43%-2.55%
Expected dividend	$—	—	—
Expected term (in years)	3.5	3.5	3.5
A summary of the Company's stock options activity and related information for the year ended December 31, 2021, is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at January 1, 2021	988,374	22.49	4.26	258,014
Granted	437,610	12.80
Exercised	232,376	18.41
Cancelled	326	39.52
Forfeited	84,630	0.46

Outstanding at December 31, 2021	1,108,652	21.20	4.42	313,083

Exercisable at December 31, 2021	375,521	54.57	3.14	93,516
The weighted-average grant-date fair value of options granted during the years 2021, 2020 and 2019 was $243.34, $192.44 and $121.21, respectively.
The total intrinsic value of options exercised, and restricted shares vested during the years 2021, 2020 and 2019 was $189,408, $180,234 and $87,872, respectively.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:- SHAREHOLDERS' EQUITY (Cont.)
The options outstanding under the Company's stock option plans as of December 31, 2021 have been separated into ranges of exercise price as follows:

Ranges of exercise price	Options outstanding as of December 31, 2021	Weighted average remaining contractual term	Weighted average exercise price	Options Exercisable as of December 31, 2021	Weighted average exercise price of options exercisable
		(Years)	$		$
$0.27 - 0.31	951,076.0	4.57	0.29	230,960.0	0.3
$6.72 - 8.57	1,820.0	2.13	7.03	1,820.0	7.0
$20.44- 24.99	3,019.0	5.97	21.84	2,744.0	21.5
$37.21 - 54.51	4,584.0	4.43	45.66	3,632.0	43.4
$57.10 - 85.14	30,968.0	1.51	79.53	30,968.0	79.5
$96.74	24,891.0	2.37	96.74	24,891.0	96.7
$151.63 - 224.18	68,718.0	4.14	183.22	68,718.0	183.2
$232.2	23,576.00	5.32	232.20	11,788.00	232.20

	1,108,652	4.42	21.20	375,521	54.57
A summary of the Company's RSU and the Company's RSA activities and related information for the year ended December 31, 2021, is as follows:

Number of RSU and RSA (*)
Outstanding at January 1, 2021	1,463,687
Granted	750,155
Vested	(485,124)
Forfeited	(119,709)

Outstanding at December 31, 2021	1,609,009
(*) NIS 1.0 par value, which represents approximately $0.32.
The weighted-average grant-date fair value of restricted shares granted during the year 2021 was $273.31.
As of December 31, 2021, the total compensation cost related to non-vested awards not yet recognized was approximately $298,328, which is expected to be recognized over a period of up to four years.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:- SHAREHOLDERS' EQUITY (Cont.)
The total equity-based compensation expense related to all of the Company's equity-based awards recognized for the years ended December 31, 2021, 2020 and 2019 was comprised as follows:

	Year ended December 31,
	2021	2020	2019
Cost of revenues	$17,880	$11,313	$11,244
Research and development, net	28,558	13,668	9,239
Selling and marketing	42,021	30,262	26,650
General and administrative	67,914	48,221	34,897

Total stock-based compensation expenses	$156,373	$103,464	$82,030
c.Treasury shares:
On January 10, 2017, the Company's Board of Directors authorized a program to repurchase up to $150,000 of the Company's issued and outstanding ordinary shares and ADSs. This share repurchase program commenced on April 7, 2017. Following completion of that plan, on February 12, 2020, the Company's Board of Directors authorized an additional program to repurchase up to $200,000 of the Company's issued and outstanding ordinary shares and ADSs. Repurchases may be made from time to time in the open market or in privately negotiated transactions in accordance with applicable securities laws and regulations. The timing and amount of the repurchase transactions will be determined by the Company's management and may depend on a variety of factors including market conditions, alternative investment opportunities and other considerations.
These programs do not obligate the Company to acquire any particular amount of ordinary shares and ADSs and each program may be modified or discontinued at any time without prior notice.
NOTE 15:-    DEBT
Loan and revolving Credit Agreement
In 2016, the Company entered into a Credit Agreement with certain lenders, pursuant to which a loan of $475,000 was provided to the Company.
In January 2017, the Company prepaid a principal amount of $260,000, which resulted in $5,300 amortization of debt issuance costs. In November 2020, the Company prepaid the remaining principal amount of $215,000, which resulted in $725 amortization of debt issuance costs.
The loan bore interest through maturity at a variable rate based upon, at the Company's option every interest period, either (a) the LIBOR rate for Eurocurrency borrowing or (b) an Alternate Base Rate ("ABR"), which is the highest of (i) the administrative agent's prime rate, (ii) one-half of 1.00% in excess of the overnight U.S. Federal Funds rate, and (iii) 1.00% in excess of the one-month LIBOR, plus in each case, an applicable margin. The applicable margin for Eurocurrency loans ranges, based on the applicable total net leverage ratio, from 1.25% to 2.00% per annum and the applicable margin for ABR loans ranges, based on the applicable total net leverage ratio, from 0.25% to 1.00% per annum.
Debt issuance costs of $10,158 attributable to the loan were amortized as interest expense over the contractual term of the loan using the effective interest rate.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:- DEBT (Cont.)
Interest expense related to the liability for the years ended December 31, 2020 and 2019 were as follows:

	2020	2019
Amortization of debt issuance costs	$1,687	$1,004
Interest expense	3,848	7,676

Total interest expense recognized	$5,535	$8,680

Effective interest rate	2.11%	4.01%
Pursuant to the Credit Agreement, the Company was also granted a revolving credit facility that entitled the Company to borrow up to $75,000 with interest payable on the borrowed amount set at the same terms as the term loan, as well as a quarterly commitment fee on unfunded amounts ranging from 0.25% to 0.5%, subject to the achievement of certain leverage levels.
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
Exchangeable Senior Notes and Hedging Transactions
2017 Notes
In January 2017, the Company issued $287,500 aggregate principal amount of exchangeable senior notes (the "2017 Notes") due 2024.
In the event that the last reported sale price of the company’s ADS for at least 20 trading days (whether consecutive or not) during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the exchange price ("Share Price Condition") or in the event of the satisfaction of certain other conditions, during set periods, as defined in the indenture governing the Notes, the holders of the exchangeable Senior Notes will have the option to exchange the Notes for (at the Company's election) (i) cash, (ii) ADSs or (iii) a combination thereof.
As of December 31, 2021 and 2020, the Share Price Condition for the 2017 Notes was triggered and, accordingly, the net carrying amount of these 2017 Notes was presented in current liabilities.
The Company may provide additional ADSs upon conversion if there is a "Make-Whole Fundamental Change" in the Company as defined in the indenture governing the 2017 Notes. The 2017 Notes are not redeemable by the Company prior to the maturity date apart from certain cases as set forth in the indenture governing the notes. The Company's intention and ability is to settle the 2017 Notes in cash.
On December 31, 2021, the Company entered into the First Supplemental Indenture. In accordance with the First Supplemental Indenture, the Company irrevocably elected cash settlement for the principal and any premium due upon conversion (as defined in the 2017 Indenture) to apply to all conversions of 2017 Notes with an exchange date on or after December 31, 2021.
As a result of the requirement to deliver cash to settle the principal and any premium due upon conversion, on December 31, 2021, the Company reclassified from equity to liability the conversion option (a derivative) fair value of $292,940. The conversion option will be no longer eligible for ASC 815 scope exception. Therefore, a derivative accounting for the conversion option will be required.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:- DEBT (Cont.)
Debt issuance costs of $5,791 attributable to the 2017 Notes are amortized as interest expense over the contractual term of the notes using the effective interest rate.
Interest is payable on the debentures semi-annually at the cash coupon rate, however, the remaining debt discount is being amortized as additional non-cash interest expense using an effective annual interest rate equal to the Company's estimated nonconvertible debt borrowing rate at the time of issuance.
The Company received notices for conversion of $66 and $195,342 of principal amount of the 2017 Notes in 2020 and 2021, respectively, for which $5 and $177,308 were settled in 2020 and 2021, respectively. The Company paid the note holders the conversion value of the notes in cash. The cash conversion premium payment upon conversion of the 2017 Notes was offset by cash under the convertible bond hedge transactions entered into in connection with the offering of the 2017 Notes. As a result of the conversions, the Company recorded a $13,969 loss on extinguishment of debt calculated as the difference between the estimated fair value of the debt liability and the carrying value liability of the 2017 Notes as of the settlement dates. To measure the fair value of the converted debt liability as of the settlement dates, the applicable interest rates were estimated using Level 2 observable inputs and applied to the converted notes principal amounts.
2020 Notes
In August 2020, the Company issued $460,000 aggregate principal amount of Exchangeable Senior Notes (the "2020 Notes" and together with the 2017 Notes, the "Notes") due 2025.
In the event that the Share Price Condition is satisfied or in the event of the satisfaction of certain other conditions, during set periods, set forth in the indenture governing the 2020 Notes, the holders of the exchangeable Senior Notes will have the option to exchange the Notes for (at the Company's election) (i) cash, (ii) ADSs or (iii) a combination thereof.
On December 31, 2021, the Company irrevocably elected that all conversions occurring on or after December 31, 2021 will be settled pursuant to a Combination Settlement (as defined in the 2020 Indenture) with a Specified Dollar Amount (as defined in the 2020 Indenture) no less than $1,000 per $1,000 principal amount of 2020 Notes. Generally, under this settlement method, the conversion value corresponding to the principal amount will be converted in cash, and the conversion value over the principal amount will be settled, at the Company’s election, in cash or shares or a combination thereof.
The 2020 Notes are redeemable by the Company on or after September 21, 2023 upon the fulfillment of the Share Price Condition for cash in relation to the principal amount, and the conversion value over the principal amount will be settled, at the Company's election, in (i) cash, (ii) ADSs or (iii) a combination thereof, apart from certain cases as set forth in the indenture governing the Notes.
The 2020 Notes do not bear regular interest, however, the remaining debt discount is being amortized as additional non-cash interest expense using an effective annual interest rate equal to the Company's estimated nonconvertible debt borrowing rate at the time of issuance.
Debt issuance costs of $7,952 attributable to the 2020 Notes are amortized as interest expense over the contractual term of the 2020 Notes using the effective interest rate.
The Company may provide additional ADSs upon conversion if there is a "Make-Whole Fundamental Change" in the Company as defined in the indenture governing the 2020 Notes.
The following table summarizes some key facts and terms regarding the outstanding Notes:

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:- DEBT (Cont.)

	Due 2025	Due 2024
Issuance date	August 27, 2020	January 18, 2017
Maturity date	September 15, 2025	January 15, 2024
Effective conversion date	June 15, 2025	September 15, 2023
Principal amount	$460,000	$110,187
Cash coupon rate (per annum)	—%	1.25%
Conversion rate effective (per $1000 principal amount)	$3.34	$12.05
Effective conversion price (per ADS)	$299.19	$82.96
The carrying values of the liability and equity components of the Notes are reflected in the Company's accompanying consolidated balance sheets as follows:

	2020 Notes		2017 Notes
	December 31,		December 31,
	2021	2020	2021	2020
Principal	$460,000	$460,000	$110,187	$287,495
Conversion option (Level 2)	—		292,940
Less:
Debt issuance costs, net of amortization	(5,975)	(7,460)	(780)	(2,914)
Unamortized discount	(24,758)	(31,203)	(6,401)	(24,700)

Net liability carrying amount	$429,267	$421,337	$395,946	$259,881
Equity component - net carrying value	$32,746	$32,746	$—	$51,176
As of December 31, 2021, the estimated fair value of the 2017 Notes and the 2020 Notes which the Company has classified as Level 2 financial instruments are $405,410 ($933,695 as of December 31, 2020) and $554,410 ($520,485 as of December 31, 2020), respectively.
The estimated fair value was determined based on the quoted bid price of the Exchangeable Senior Notes in an over-the-counter market on the last trading day of the reporting period. As of December 31, 2021, the difference between the net carrying amount of the 2020 Exchangeable Senior Notes and estimated fair value represents mainly the equity conversion value premium the market assigned to these Notes. Based on the closing price of our common stock on December 31, 2021, the if-converted value of the Exchangeable Senior Notes exceeded the principal amount.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:- DEBT (Cont.)
Interest expense related to the Notes is reflected on the accompanying consolidated statements of income as follows:

	2020 Notes		2017 Notes
	Year Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020	2019
Amortization of debt issuance costs	$1,485	$492	$608	$820	$753
Non-cash amortization of debt discount	6,471	2,165	5,986	7,483	7,153
Interest expense	—	—	1,891	3,594	3,594
Loss in respect of convertible loan extinguishment	$—	$—	$13,969	$—	$—
Total interest expense recognized	$7,956	$2,657	$22,454	$11,897	$11,500
Effective interest rate	1.87%	1.87%	4.68%	4.68%	4.68%
Exchangeable notes hedge transactions
In connection with the pricing of the 2017 Notes, the Company has entered into privately negotiated exchangeable note hedge transactions with some of the initial purchasers and/or their respective affiliates (the "Option Counterparties").
Subject to customary anti-dilution adjustments substantially similar to those applicable to the 2017 Notes, the exchangeable note hedge transactions cover the number of ADSs will initially underline the 2017 Notes.
The note hedge transactions are expected generally to reduce cash payments the Company is required to make in excess of the principal amount, in each case, upon any exchange of the 2017 Notes.
A portion of the call-options can be settled upon a surrender of the same amounts of Notes by a holder. As stated above, the Company irrevocably elected cash settlement to apply to all conversions of 2017 Notes with an exchange date that occurs on or after December 31, 2021.
Conversion notices received on and after December 31, 2021 relating to the 2017 Notes will be fully settled in cash, and amounts paid in excess of the principal amount will be offset by an equal receipt of cash under the convertible bond hedge.
As a result of the irrevocable cash election, on December 31, 2021, the Company reclassified from equity to derivative asset the remaining bond hedge fair value of $292,940 (Level 2).
Concurrently with the Company's entry into the exchangeable note hedge transactions, the Company has entered into warrant transactions with the Option Counterparties relating to the same number of ADSs (3,457,475), with a strike price of $101.82 per ADS, subject to customary anti‑dilution adjustments.
The warrants are exercisable for a period of three months as of the 2017 Notes' maturity date.
The warrants are classified to equity in accordance with U.S. GAAP. The warrants have a dilutive effect as the market price per ordinary share exceeds the applicable exercise price of the warrants, as measured under the terms of the warrant transactions.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 16:-    REPORTABLE SEGMENTS AND GEOGRAPHICAL INFORMATION
a.Reportable segments:
ASC 280, "Segment Reporting"' establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is its Chief Executive Officer.

	Year ended December 31, 2021
	Customer Engagement (1)	Financial Crime and Compliance	Not allocated	Total
Revenues	$1,572,176	$348,974	$—	1,921,150

Operating income	$316,760	$104,080	$(156,931)	263,909

	Year ended December 31, 2020
	Customer Engagement (1)	Financial Crime and Compliance (2)	Not allocated	Total
Revenues	$1,347,511	$300,505	$—	$1,648,016

Operating income	$268,010	$93,272	$(119,235)	$242,047

	Year ended December 31, 2019
	Customer Engagement (1)	Financial Crime and Compliance	Not allocated	Total
Revenues	$1,265,113	$308,799	$—	$1,573,912

Operating income	$244,599	$124,742	$(130,624)	$238,717
(1)Includes the results of companies which were acquired in the years 2021, 2020 and 2019 and are being integrated within the Customer Engagement segment.
(2)Includes the results of companies which were acquired in the year 2020, and have been integrated within the Financial Crime and Compliance segment.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 16:- REPORTABLE SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)
The following table presents property and equipment as of December 31, 2021 and 2020, based on operational segments:

	December 31,
	2021	2020
Customer Engagement	$118,557	$120,955
Financial Crime and Compliance	25,378	15,433
Non-allocated	1,719	1,397

	145,654	$137,785
b.Geographical information:
Total revenues from external customers on the basis of the Company's geographical areas are as follows:

	Year Ended December 31,
	2021	2020	2019
Americas, principally the US	$1,566,807	$1,353,278	$1,234,549
EMEA (*)	236,122	180,177	212,252
Israel	3,839	4,368	3,950
Asia Pacific	114,382	110,193	123,161

	1,921,150	$1,648,016	$1,573,912
The following presents property and equipment as of December 31, 2021 and 2020, based on geographical areas:

	December 31,
	2021	2020
Americas, principally the US	$73,525	$72,083
EMEA (*)	4,203	4,340
Israel	61,796	54,097
Asia Pacific	6,130	7,265

	$145,654	$137,785
(*) Includes Europe, the Middle East (excluding Israel) and Africa.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 17:-    SELECTED STATEMENTS OF INCOME DATA
a.Research and development, net:

	Year Ended December 31,
	2021	2020	2019
Total costs	$319,083	$261,105	$232,118
Less - grants and participations	(2,118)	(2,347)	(2,556)
Less - capitalization of software development costs	(45,778)	(40,576)	(35,844)

	$271,187	$218,182	$193,718
b.Financial expenses and other, net:

	Year Ended December 31,
	2021	2020	2019
Financial income:
Interest and amortization/accretion of premium/discount on marketable securities, net	$13,751	$17,596	$16,678
Interest	200	1,543	3,855

	13,951	19,139	20,533
Financial expenses:
Interest	(10,061)	(7,770)	(11,683)
Loss in respect of debt extinguishment	(13,969)	—	—
Debt issuance costs amortization	(610)	(3,650)	(2,083)
Exchangeable Senior Notes amortization of discount	(5,708)	(9,648)	(7,153)
Exchange rates differences	(4,131)	(41)	(1,832)
Other	(2,958)	(2,731)	(2,186)

	(37,437)	(23,840)	(24,937)

Other (expenses) Income, net	196	(158)	(40)

	$(23,290)	$(4,859)	$(4,444)
c.Net earnings per share:
The following table sets forth the computation of basic and diluted net earnings per share:
1.Numerator:

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 17:- SELECTED STATEMENTS OF INCOME DATA (Cont.)

	Year Ended December 31,
	2021	2020	2019
Net income to ordinary shareholders	$199,223	$196,346	$185,904
2.Denominator (in thousands):

	Year Ended December 31,
	2021	2020	2019
Denominator for basic net earnings per share:
Weighted average number of shares (thousand)	63,189	62,710	62,120
Effect of dilutive securities:
Add - employee stock options and RSU	1,605	1,611	1,682
Warrants issued in the exchangeable notes transaction	2,102	1,635	859

Denominator for diluted net earnings per share - adjusted weighted average shares (thousand)	66,896	65,956	64,661
NOTE 18:-    RELATED PARTY BALANCES AND TRANSACTIONS
In 2021, the Company acquired an additional 20% in the 2020 Subsidiary for a total consideration of approximately $14,000. The amount paid to the 2020 Subsidiary's CEO in connection with this purchase was $4,850. As of December 31, 2021 and 2020, the 2020 Subsidiary's CEO holds 12.04% and 18.97%, respectively, of the 2020 Subsidiary, which reflects $5,186 and $9,343 of the non-controlling amount on the balance sheet as of December 31, 2021 and 2020, respectively.
NOTE 19:-    SUBSEQUENT EVENTS
During the first quarter of 2022, the Company settled in cash an aggregate principal amount of $18,093 of 2017 Notes in response to formal requests that were received during the fourth quarter of 2021.
During January 2022, the Company received formal requests to exchange 2017 Notes in an aggregated principal amount of $2,015. The Company is required to settle all these requests in cash, during the second quarter of 2022. See Note 15 for further information regarding the 2017 Notes.
On February 25, 2021, NICE Ltd. received an Order of Final Assessment for the 2014 tax year, in the sum of $16,000, from the Israeli Tax Authorities. A pre-court hearing as to the amount claimed to be owed was conducted on January 25, 2022. The Company has provided an amount it believes is sufficient for what it believes will be the final settlement amount within its provision for income taxes and our tax estimates.
On February 28, 2022, NICE Ltd received. an Order of Final Assessment for the 2015 tax year, in the sum of $14,675, from the Israeli Tax Authorities. The Company has provided an amount it believes is sufficient for what it believes will be the final settlement amount within its provision for income taxes and our tax estimates.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NICE LTD.

	By:	/s/ Barak Eilam
Barak Eilam
Chief Executive Officer
Date: April 5, 2022