Form 20-F
period 2022-12-31
NICE Ltd.
filed 2023-03-30
CIK 1003935

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
None

(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 63,634,991 Ordinary Shares, par value NIS 1.00 per share (which excludes 11,139,836 treasury shares)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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
F-2

☐ Yes     ☒ No
F-3

F-4

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

In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. Many factors could cause the actual results, performance or achievements of NICE to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, competition with existing or new competitors, the success and growth of our cloud Software-as-a-Service business, successful execution of our growth strategy, difficulties in making additional acquisitions or effectively integrating acquired operations, dependency on third-party cloud computing platform providers, hosting facilities and service partners, rapidly changing technology, cyber security attacks or other security breaches, privacy concerns and legislation, our ability to recruit and retain qualified personnel, changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geopolitical conditions, such as the COVID-19 pandemic, that may disrupt our business and the global economy and various other factors, both referenced and not referenced in this annual report. These risks are more fully described under Item 3, “Key Information – Risk Factors” of this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. All forward-looking statements are made only as of the date hereof. NICE does not intend or assume any obligation to update these forward-looking statements. Investors should bear this in mind as they consider forward-looking statements and whether to invest or remain invested in NICE’s securities.

In this annual report, all references to “NICE,” “we,” “us,” “our” or the “Company” are to NICE Ltd., a company organized under the laws of the State of Israel, and its wholly-owned subsidiaries. For a list of our significant subsidiaries, please refer to Item 4.C, "Organizational Structure" of this annual report.

In this annual report, unless otherwise specified or unless the context otherwise requires, all references to “$” or “dollars” are to U.S. Dollars, all references to “EUR” are to Euros, all references to “GBP” are to British Pounds, all references to “CHF” are to Swiss Francs, all references to “NIS” are to New Israeli Shekels, all references to “INR” are to Indian Rupees, all references to "PHP" are to Philippine peso, all references to "AUD" are to Australian Dollar, all references to "JPY" are to Japanese Yen, and all references to "SGD" are to Singapore Dollar. Except as otherwise indicated, the financial statements of and information regarding NICE are presented in U.S. dollars.
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
In recent years, players in adjacent markets have increased their presence in our markets through internal development, partnerships and acquisitions. Infrastructure and/or enterprise software vendors, such as Customer Relationship Management (“CRM”) vendors, as well as Unified Communications as a Service (“UCaaS”), video collaboration providers and Platform as a Service (“PaaS”) vendors, have entered or may decide in the future to enter our market space or build or acquire contact center as a Service (“CCaaS”) solutions and compete with us by offering comprehensive solutions. Some of these vendors may be well recognized by broadly known brand names, which can serve as an advantage as they enter or increase their presence in our market space. If we are not able to compete effectively with these market entrants or other competitors, we may lose market share and our business, financial condition or results of operations could be adversely affected.

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
Successful marketing of our offerings to our customers and partners will be critical to our ability to maintain growth and our competitive positioning. We cannot assure that our offerings or existing partnerships will allow us to compete successfully. The market for some of our solutions is highly fragmented and includes a broad range of product offerings, features and capabilities. Consolidation through mergers and acquisitions, or alliances formed, among our competitors in this market, could substantially influence our competitive position.
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
Our Software-as-a-Service ("SaaS", also referred to as "cloud") business, in both our Customer Engagement and Financial Crime and Compliance markets, has grown significantly, and therefore we are more dependent now on the success of this area of our business. If we are not able to compete effectively, generate significant revenues or maintain the profitability of our cloud business or if we do not successfully execute our cloud strategy or anticipate the needs of our customers, including in relation to the pace of adoption of cloud-based solutions by large enterprises, our revenues could decline and our reputation may be adversely affected.

Our cloud offering is generally purchased by customers on a subscription basis. Failure by our customers to renew their subscriptions for our services or reduction in the number or volume of subscriptions, can impact our revenues, profitability and results of operations.

We rely on cloud computing platforms provided by third parties, including PaaS provided by strategic partners, such as Amazon and Microsoft. These cloud computing platforms may not continue to provide competitive features and functionality, or may not be available on commercially reasonable terms. We may be affected by the pricing of certain infrastructure services, such as in the area of PaaS and network connectivity, which could in turn affect the rates we offer to our customers.

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
We may not be able to compensate for loss of on-premises business with the continued shift to cloud based offerings
The increasing prevalence of SaaS delivery models offered by us and our competitors may unfavorably impact pricing and overall demand for our on-premises software products and related services, which could reduce our revenues and profitability. With the continued shift to cloud-based offerings, we cannot guarantee that revenues generated from our cloud business will compensate for a loss of business in our on-premises enterprise software business.

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
In addition, some of our offerings must readily integrate with customers' systems of record and data sources, consumer facing front-office applications and back-office business operations systems. Any changes to these third-party systems could require us to redesign our products, and any such redesign might not be possible on a timely basis or achieve market acceptance.
We cannot assure that the market or demand for our offerings will be sustained or grow as rapidly as we expect, that we will successfully develop new products and applications, that such new products and applications will achieve market acceptance, or that the introduction of new products, services or technological developments by others, including artificial intelligence technologies, will not render our products and services obsolete. Our inability to develop products and services that are competitive in technology and price and responsive to customer needs could have a material adverse effect on our business, financial condition and results of operations.

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
Our success depends on our ability to execute our growth strategy effectively and efficiently in order to meet our customers' and market needs. We cannot guarantee that we will be able to sustain our growth in future years. If we are unable to execute our growth strategy successfully and properly manage our investments and expenditures, our results of operations and stock price may be materially adversely affected.
Customers’ move to communication channels other than voice, as well as change in compliance regulations, could materially and adversely affect the success of our voice solutions.

Our voice solutions currently generate, and in recent years have generated, a significant portion of our revenues, and we will continue to rely on the sales of our voice solutions and recurring revenues, such as subscription and maintenance services, in the next several years. The trend of enterprise customers moving from voice to other means of communication with the enterprise (such as self-service, e-mail, messaging applications, social media and chat), may result in a reduction in the demand for our voice platform and applications. Although we have expanded our product portfolio to adjust to such changing demands in alternative communication channels, there can be no assurance that customers will adopt our solution for other communication channels to compensate for such possible decline in voice solutions. Therefore, a significant decline in the voice solutions market may have a material adverse effect on revenues generated from our voice solutions. In addition, changes in compliance regulations could reduce the need for voice recording, which may impact the demand for our voice recording solutions. Any of the above may have a material adverse effect on our business, financial condition or results of operations.

Our business could be materially adversely affected as a result of the risks associated with acquisitions and investments. In particular, we may not succeed in making additional acquisitions or be effective in integrating such acquisitions.
As part of our growth strategy, we made a number of acquisitions over the last several years (see Item 5, “Operating and Financial Review and Prospects - Recent Acquisitions” in this annual report for a description of certain recent acquisitions), and expect to continue to complete acquisitions and investments in the future. As we continue to evaluate strategic opportunities, there can be no assurance that we will be successful in closing additional acquisitions. Even if we are successful in making additional acquisitions, integrating an acquired business into our operations or investing in new technologies may: (1) result in unforeseen operating difficulties and large expenditures; and (2) absorb significant management attention that would otherwise be available for the ongoing development of our business, both of which may result in the loss of key customers or personnel and expose us to unanticipated liabilities.
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
For our business in the unified communications market, we leverage the infrastructure of third-party network service providers to provide telephone numbers, public switched telephone network call termination and origination services, and local number portability for our customers rather than deploying our own network. If any of these network service providers ceases operations or otherwise terminate the services that we depend on, the delay in switching our technology to another network service provider, if available, could have an adverse effect on our business, financial condition or operating results.
Sale of software applications and a multi-product offering may require significant development, implementation and maintenance resources.
Sale of software applications and a multi-product offering may be complex, and require, among other things, customization and implementation. While this risk continues to decline with our shift from on premises to cloud delivery, we cannot guarantee that our customers’ adoption of software applications will meet our expectation and planning.

A significant portion of our business relies on software applications. Certain applications may not reach the critical mass in sales and revenues necessary to offset the high cost of developing, implementing and maintaining such applications, which could negatively affect our results of operation.
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
Our products and services involve the storage and transmission of customers’ and their end users’ proprietary and other sensitive information, including financial information and other personally identifiable information. In addition, some of our customers use our products and services to compile and analyze highly sensitive or confidential information, and we may encounter or store such information or data, including when we perform service or maintenance functions for our customers. Security breaches could expose us to a risk of loss or unauthorized use of this information, investigations and enforcement actions, litigation and possible liability. Additionally, we may have contractual and other legal obligations to notify customers or other relevant parties of security breaches. While we have security measures in place, we are regularly subject to probes by hackers and from time to time we may be subject to security breaches, including as a result of intentional misconduct by computer hackers, employee error, malfeasance or otherwise which may result in someone obtaining unauthorized access to our IT systems, our customers’ data or our data, including our intellectual property and other confidential business information. In addition, while we have internal policies and procedures in connection with the performance of services involving our customers’ confidential information, the perception or fact that any of our employees has improperly handled sensitive information of a customer or a customer’s end user could negatively affect our business.

Cyber security attacks are becoming increasingly sophisticated, including by way of frequent changes in the techniques used to obtain unauthorized access, and, in many cases, may not be identified until a security breach occurs. If we fail to recognize and deal with such security attacks and threats, or if we fail to update our systems, products and services and prevent such threatened attacks in real time to protect our customers’ or other parties’ sensitive information, whether retained in our systems or by our customers using our products and services, our business and reputation will be harmed. The costs of recognizing and addressing security attacks and threats and updating our systems, products and services, may be significant.

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
Our success is dependent, to a significant extent, upon our proprietary technology. We currently hold 475 U.S. patents and 32 patents issued in additional countries covering substantially the same technology as the U.S. patents. We have 206 patent applications pending in the United States and other countries. We rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure and non-competition agreements, as well as third-party licenses to establish and protect the technology used in our offerings. However, we cannot assure that such measures will be adequate to protect our proprietary technology, that competitors will not develop products with features based upon, or otherwise similar to our products, that third-party licenses will be available to us or that we will prevail in any proceeding instituted by us in order to enjoin competitors from selling similar products. In most of the areas in which we operate, third parties also have patents which could be found applicable to our technology and products. Such third parties may include competitors, as well as large companies, which heavily invest in their patent portfolios, regardless of their actual field of business. Although we believe that our products and solutions do not infringe upon the proprietary rights of third parties, we cannot assure that one or more third parties will not make a claim or that we will be successful in defending such claim.
We generally distribute our software products and services under license terms that restrict the use of our products and services by terms and conditions prohibiting unauthorized reproduction or transfer of the software products or proprietary technology or data. However, effective copyrights and other intellectual property rights protection may be inadequate or unavailable to us in every country in which our software products are available, and the laws of some foreign countries may not be as protective of intellectual property rights as those in the United States. Consequently, we may be unable to prevent our proprietary technology from being exploited abroad, which could affect our ability to expand to international markets or require costly efforts to protect our technology. Policing the unauthorized use of our products, trademarks and other proprietary rights is expensive, difficult and, in some cases, impossible. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management resources, either of which could harm our business. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.
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
Governments and other international organizations in various jurisdictions around the world (such as the legislative and regulatory institutions of the European Union) are adopting new laws, regulations and guidelines addressing data privacy and protection, including the processing (collection, storage, use, etc.) of personal information, cyber security, breach notification, risk management and reporting. These laws, regulations and guidelines may be inconsistent across jurisdictions and are subject to evolving and differing (sometimes conflicting) interpretations. In some cases, different sets of data privacy laws and regulations, such as the European Union’s General Data Protection Directive (“GDPR”), Israeli Privacy Law and the regulations promulgated thereunder (the “Israeli Privacy Law”), local laws and regulations and certain state laws in the U.S. on privacy, data and related technologies, such as the California Consumer Privacy Act (“CCPA”), as amended by the California Privacy Rights Act ("CPRA"), also govern the processing of personal information. Additionally, new state privacy laws may also apply. While we invest in ensuring our compliance with applicable data privacy and protection legislation, these and other regulatory requirements may slow the pace at which we close sales or procurement transactions, restrict our ability to store, transfer and process data or, in some cases, impact our ability to offer some of our solutions and services for use in relation to data subjects that reside in certain locations or our customers’ ability to deploy our solutions globally. Compliance with these regulatory requirements may be onerous, time consuming and expensive, especially where these requirements are inconsistent from jurisdiction to jurisdiction or where the jurisdictional reach of certain requirements is not clearly defined or seeks to reach across national borders.

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
Our customers and potential customers conduct business in a variety of industries, including financial, insurance, telecommunications and healthcare services. Regulators in certain industries have adopted and may in the future adopt regulations or interpretive positions regarding the use of cloud computing and other outsourced services. The costs of compliance with, and other burdens imposed by, industry-specific laws, regulations and interpretive positions may limit our customers’ use and adoption of our services and reduce overall demand for our services. Compliance with these regulations may also require us to devote greater resources to support certain customers, which may increase costs and lengthen sales cycles. For example, some financial services regulators have imposed guidelines for use of cloud computing services that mandate specific controls or require financial services enterprises to obtain regulatory approval prior to outsourcing certain functions. If we are unable to comply with these guidelines or controls, or if our customers are unable to obtain regulatory approval to use our services where required, our business may be harmed. If in the future we are unable to achieve or maintain industry specific certifications or other requirements or standards relevant to our customers, it may harm our business and adversely affect our results.
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
We generally provide forecasts as to expected future revenues and profitability in the coming fiscal quarters and fiscal year. Our revenue and operating results can vary and have varied in the past, sometimes substantially, from one quarter to another. These forecasts are based on management estimation and expectations, our then-existing pipeline and backlog, and an analysis of assumptions and assessments that may not materialize or end up being inaccurate. We may not meet our expectations or those of industry analysts in a particular future quarter. Our quarterly operating results may be subject to significant fluctuations due to the following factors: the timing and size of customer orders, delays in issuance or shifting of customer orders (as often happens when customers postpone their buying decisions to the end of the budgetary year), variations in distribution channels, mix of products and services, new product introductions and competitive pressures.

Our cloud offering is generally purchased by customers on a subscription basis and revenues from these offerings are generally recognized ratably over the term of the subscriptions. In cases where our cloud offering is purchased on a usage-based model, there may be seasonality in the usage of our offering, which would impact our ability to predict and forecast revenues and result in fluctuations in our quarterly results. Therefore, the continued growth of our cloud business could adversely affect our results of operations and our ability to forecast our quarterly results.

Our revenue and operating profit growth depends on the continued growth of demand for our products and services, and our business is affected by general economic, business, and geopolitical conditions worldwide, including inflation and rising interest rates. A softening of demand, whether caused by changes in customer preferences or a weakening of the U.S. or global economies, may result in decreased revenue or growth.
In addition, we derive a substantial portion of our sales through indirect channels, making it more difficult for us to predict revenues because we depend partially on estimates of future sales provided by third parties. Changes in our arrangements with our network of channel partners or in the products they offer, such as the introduction of new support programs for our customers, which combines support from our channel partners with back-end support from us, could affect the timing and volume of orders. Furthermore, our expense levels are based, in part, on our expectations as to future revenues. If our revenue levels are below expectations, our operating results could be adversely affected.
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
Exchange rate fluctuations affect our operations. We experience risks from fluctuations in the value of the NIS, EUR, GBP, INR, PHP and other currencies compared to the U.S. dollar, the functional currency in our financial statements. A significant portion of the expenses associated with our Israeli ,Indian and Philippines operations, including personnel and facilities related expenses, are incurred in NIS, INR and PHP, respectively, whereas most of our business and revenues are generated in dollars, and to a certain extent, in GBP, EUR and other currencies. If the value of the dollar decreases against these foreign currencies, our earnings may be negatively affected. As a result, we may experience an increase in the costs of our operations, as expressed in dollars, which could adversely affect our earnings. In addition, certain balance sheet items are denominated in currencies other than U.S. dollar. Fluctuations in the value of the U.S. dollar exchange rate compared to these currencies, can result in unfavorable balance sheet revaluation at the reporting period.

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
We derive and expect to continue to derive benefits from various programs, including Israeli tax benefits relating to our “Preferred Technology Enterprise” programs, and certain other grants and tax benefits, including grants from the Israel Innovation Authority (formerly known as the Office of the Chief Scientist of the Ministry of Economy) of the State of Israel (the “IIA”), for research and development.
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
As a global corporation, we are subject to income, non-income and transactional tax regimes in the United States, Israel, India and various foreign jurisdictions, which are unsettled and may be subject to significant change. Our effective tax rate could be materially affected by changes in tax rulings, tax laws, regulations, administrative practices, principles, applicability of special tax regimes, or changes in interpretations of existing tax laws, including changes to the global tax framework, in the jurisdictions in which we do business. Such changes could come about as a result of economic, political, and other conditions. Additionally, our effective tax rate could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuations of our deferred tax assets and liabilities, tax implications of acquisitions, expansion into new territories, intercompany transactions, changes in foreign currency exchange rates, changes in our stock price and uncertain tax positions. Although we believe that our provision for income taxes and our tax estimates are reasonable, tax authorities may disagree with certain positions we have taken. From time to time, we are subject to income and other tax audits in various jurisdictions, the timing of which is unpredictable. We regularly assess the likelihood of an adverse outcome resulting from these examinations to determine the adequacy of our tax accruals. While we believe we comply with applicable tax laws and have adequate balance sheet reserves related to tax positions, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes, which we may dispute and litigate. If we are assessed or imposed additional taxes, it could have a material adverse effect on our results of operations and financial condition.

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
We invest most of our cash through a variety of financial investments. If the obligor of any of our financial investments defaults or undergoes reorganization in bankruptcy, we may lose a portion of such investment and our assets and income may decrease. In addition, a downturn in the credit markets or the downgrading of the credit rating of our investments could result in a reduction in the market value of our holdings and reduce the liquidity of our investments, which could require us to recognize a loss at the time of credit impairment and would adversely affect our assets and income.
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
For our 2020 Notes (as defined in Item 10, "Additional Information - Material Contracts - Notes and Indenture”), on December 31, 2021, we irrevocably elected that all conversions occurring on or after December 31, 2021 will be settled pursuant to Combination Settlement (as defined in the 2020 Indenture) with a Specified Dollar Amount (as defined in the 2020 Indenture) no less than $1,000 per $1,000 principal amount of 2020 Notes. Generally, under this settlement method, the conversion value corresponding to the principal amount will be converted in cash, and the conversion value over the principal amount will be settled, at the Company’s election, in cash or shares or a combination thereof. Given the adoption of ASU No. 2020-06 on January 1, 2022, there will be an impact to earnings per share as a result of the adoption based on the if-converted method if the Company's average share price will exceed the conversion price of the 2020 Notes. In addition, if such cash is not available, we may be required to sell other assets or enter into alternate financing arrangements at terms that may or may not be desirable.
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
•Material orders of our products or services by customers and business partners;
•New products and services by us or our competitors;
•Acquisitions or investments by us or by our competitors and partners;
•Security breaches or other incidents impacting our customers’ or their end users’ data and security breaches of companies that provide solutions or services similar to ours;

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
Additionally, the issuance of ADSs upon future exchanges or conversions of the 2020 Notes for ADSs, or the perception that these exchanges or conversions may occur, could dilute shareholders and reduce the market price of the ordinary shares or ADSs. This could also impair NICE’s abilities to raise additional capital through the sale of its securities.
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
In particular, enterprises may reduce spending in connection with their contact centers, financial institutions may reduce spending in relation to trading floors, compliance and operational risk management (as IT-related capital expenditures are typically lower priority in times of economic slowdowns), and generally, our customers may prioritize other expenditures over our solution, including a possible slowdown in the shift to cloud solutions or a reduction in their usage of our cloud solutions. In addition, enterprises’ ordering and payment patterns are influenced by market conditions and could cause fluctuations in our quarterly results. If any of the above occurs, and our customers or partners do not adopt our solutions or significantly reduce their spending or significantly delay or fail to make payments to us, our business, results of operations, and financial condition would be materially adversely affected.

In addition, our operations may be subject to the effects of the rising rate of inflation. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.
Some of our customers, and in particular customers in the banking sector, may suffer from liquidity concerns and possibly go out of business due to disruption to the global economy, which may adversely impact our business and results of operations.

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
Geopolitical risks, including those arising from political tension, terrorist activity or acts of civil or international hostility, are increasing. Conflicts, including the Russian invasion of Ukraine, could result in geopolitical instability and adversely affect the global economy or specific markets. Such geopolitical risks could also lead to prolonged and significant supply chain disruption that may impact our customers, which could impact the demand for our products or services, and negatively affect our business and financial results.

The Israeli government is currently pursuing changes to Israel’s judicial system, which, if adopted, may negatively impact foreign policy and foreign investments with respect to Israel, cause investor concerns and adversely impact our share price. These could in turn have a negative effect on our reputation and brand, and consequently our business and our results of operations. As we are not certain whether the judicial system reform will be adopted and in what form, it is difficult to anticipate what implications it will have on the legislative landscape in Israel, including in relation to corporate law and protection of intellectual property.

Changes in the political or economic environments, credit rating and the availability and cost of capital in the countries in which we operate, especially in Israel and the U.S., including the impact of such changes on foreign currency rates and interest rates, could have a material adverse effect on our financial condition, results of operations and cash flow.

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
Natural disasters or other unexpected events that adversely affect the business climate in any of our markets could have a material adverse effect on our business, financial condition and results of operations. Our business operations may be subject to a disruption or failure of our systems or operations because of a natural disaster, such as a major earthquake, weather event, fire, power shortages, telecommunications failures, pandemics and epidemics, cyberattack, terrorist attack or other catastrophic event or event beyond our control, which could cause delays in completing sales, providing services, or performing other critical functions. Although we maintain disaster recovery and business continuity plans, such events could make it difficult or impossible for us to deliver our products and services to our customers, and could decrease the demand for our offerings.

The occurrence of regional epidemics or a global pandemic, such as COVID-19, may adversely affect our operations, financial condition, and results of operations. The COVID-19 pandemic has had widespread, evolving, and unpredictable impacts on global society, economies, financial markets, and business practices. The extent to which global pandemics impact our business going forward will depend on factors such as the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity, including the possibility of recession or financial market instability.

We depend on our ability to recruit and retain qualified personnel.

In order to compete, we must recruit and retain executives and other key employees. Hiring and retaining qualified executives and other key employees is critical to our business, and competition for highly qualified and experienced managers in our industry is intense. There is no guarantee that key management members will not leave the Company, or if they do, that we will be able to identify and hire qualified replacements, or that the transition of new personnel will not cause disruption in our business.
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

Item 4.    Information on the Company.
Item 4.A    History and Development of the Company.
NICE was founded on September 28, 1986, as Neptune Intelligent Computer Engineering Ltd., with the vision to digitize unstructured data previously captured using analog means. On October 14, 1991, the Company was renamed NICE-Systems Ltd., expanding its mission to the Customer Service market, becoming a leading global provider of Workforce Optimization software applications, as well as adding solutions for the Public Safety sector. With the increased quantity of available data and the growing need to generate meaningful business insight, NICE launched Interaction Analytics solutions - allowing organizations to quickly understand and operationalize their interaction data. In 2007, NICE acquired Actimize, a leader in Financial Crime and Compliance analytics solutions, aimed to help prevent market abuse, financial fraud and money laundering, transforming the company into an enterprise software analytics leader. Since 2014, NICE transformed into a leader in cloud, analytics, digital and Artificial Intelligence (sometimes referred to as “AI” in this annual report) through innovations and strategic acquisitions. In 2016, NICE acquired inContact, a leading provider of cloud contact center software and agent optimization tools, enabling the industry’s first fully integrated and complete cloud contact center solution platform. Since then, NICE became an industry leader, helping organizations expand innovation with broad cloud functionalities, transform their business to be data-driven, and instill intelligence by adopting conversational AI and analytics-infused cloud platforms, all of which became NICE's core strategic pillars. Since 2021, as consumer expectations dramatically shifted to digital, NICE extended the reach of its offering with a series of new solutions in the digital customer experience space, expanding beyond the contact center, and providing organizations with smart digital and self-service solutions to answer customers’ needs.

On June 6, 2016, the Company was renamed NICE Ltd., which is its legal and commercial name. Today, NICE is an enterprise software leader in cloud, analytics, digital and AI in both the Customer Engagement and Financial Crime and Compliance markets. Our solutions help organizations of all sizes create extraordinary and trusted customer experiences, improve public safety and prevent financial crime.

NICE is a company limited by shares organized under the laws of the State of Israel. Our Israeli offices are located at 13 Zarchin Street, P.O. Box 690, Ra’anana 4310602, Israel (Tel. +972-9-775-3151). Our subsidiary, NICE Systems, Inc. has been appointed as our Agent for Service in the United States, and is located at 221 River Street, Hoboken, New Jersey 07030.
The Securities and Exchange Commission ("SEC") maintains an Internet site that contains reports, proxy and information statements, and other information that is filed electronically with the SEC at http://www.sec.gov. Our website address is at https://www.nice.com/company/investors/. Information contained, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein, and we have included our website address in this annual report solely for informational purposes.
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
Item 4.B    Business Overview
Breakdown of Revenues

For a breakdown of total revenues by business model (cloud, products and services) and by geographic markets for each of the last three years, please see Item 5, “Operating and Financial Review and Prospects – Results of Operations,” in this annual report.

About NICE
NICE is a global enterprise software leader, providing cloud platforms for AI-driven digital business solutions that serve two main markets: Customer Engagement and Financial Crime and Compliance. Our core mission is to transform experiences to be extraordinary and trusted and create a frictionless and safe digital-first consumer reality where every interaction is intelligent, meaningful and effortless. Our solutions are used by organizations of all sizes and are offered in multiple delivery models, including cloud and on-premises.

In the Customer Engagement market, we enable organizations to transform experiences with solutions aimed at meeting consumers wherever they choose to begin their journey, providing digital-centric AI-enabled self-service capabilities, understanding consumers' journeys, creating smarter hyper-personalized connections and guiding continuous omnichannel interactions. We help organizations transform their workforce experience with solutions aimed at engaging employees, optimizing operations and automating processes to create a better agent-assisted customer service. For Public Safety and Criminal Justice agencies, we are digitally transforming the way they manage and share evidence and cases, providing them with single, streamlined view of the truth from incident to court.

In the Financial Crime and Compliance market, we protect financial services organizations, digital banks and their customers’ accounts and transactions, with solutions that identify risks and help prevent money laundering and fraud, as well as help ensure compliance in real-time. With our holistic, data-centric approach to Customer Lifecycle Risk Management (CLRM), we help them conquer the dynamic new financial crime threats.

NICE is at the forefront of several industry technological disruptions that have greatly accelerated in the last several years: the adoption of cloud platforms by organizations of all sizes and verticals, the shift of consumer and organizational preferences towards digital-centric services and experiences, the growing acceptance and adoption of AI, an increase in consumer cross channel, self-service usage and the need to manage, optimize and engage a diverse workforce while retaining and attracting top talent. Our suite of integrated solutions, based on our unique domain expertise, enables customer service, financial crime prevention and public safety organizations to innovate and thrive with industry-leading cloud platforms that use domain-specific data and AI infused workflows.

We rely on multiple key assets to drive our growth:
•Our market-leading cloud native open platforms which natively embed analytics, automation and AI, and are protected by a broad array of patents.
•Our unique digital capabilities that are critical for organizations of all sizes and across all industries in dealing with the exponential adoption of digital in consumer preferences, banking transactions and justice agencies operations.
•Our native AI engines, strategically embedded throughout our platforms, are based on years of industry-specific data and domain expertise, consistently using machine learning for generating actionable insights.

•Our extensive portfolio of applications that address organizational needs across all our areas of domain expertise.
•Our flexible delivery model that allows our customers to benefit from a wide range of both cloud and on-premises solutions.
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
•Our strong profitability and free cash flow that allows us to invest in innovative solutions and product development and fuels strategic acquisitions.

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
•Organizations are replacing complex, siloed legacy point solutions with cloud platforms that offer a complete suite of applications. An underlying cloud native platform at scale as the foundation for a comprehensive suite of integrated applications opens up opportunities for creating innovative process workflows. As a result, organizations gain valuable business insights from the efficient sharing of their own data among different suite functions.
•Consumers and organizations are embracing digital transformation at an accelerated pace. In order to remain competitive, organizations need to provide digital solutions to address consumers' self-service needs, digital banking compliance challenges, and digitization of evidence management.
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
Customer Engagement trends that are driving demand for our solutions:
•Increased use of advanced digital channels as first choice by consumers for interaction with organizations. The nature of these advanced digital channels such as web, mobile engagement and social media applications, is different from voice and traditional digital channels due to the asynchronous response times and ability to carry the conversation for extended periods of time. Over the last several years the use of digital channels has substantially increased, and consumers of all ages show a preference for digital channels when interacting with organizations. Organizations need to make sure they offer these channels as a communication alternative and can provide an integrated and high-quality experience across these channels.

•Consumer expectation for a holistic experience that is effortless, contextual and consistent across all touchpoints has become a standard requirement. While consumers move constantly between devices and channels, their expectation is for consistent experiences that are keeping the interaction context across all communication channels and are continuously transitioned from one channel to another and can also communicate in different modalities simultaneously. With the growing number of channels and consumer needs, organizations are expected to provide an end-to-end orchestration of customer journeys, engage with them at the very start, and provide all the flexibility to make their journey easy and coherent, while maintaining a single view of the journey for analysis and optimization of the experience.
•Organizations rely more on predictive analytics and AI to further improve customer experience as well as the general performance of the contact center. Organizations are increasingly using AI to better understand each individual customer, including their behaviors, needs and preferences, and leveraging these insights to proactively predict needs and initiate service before being contacted by customers. These tools include, among others, cognitive engagement solutions, like interactive communications, predictive analytics and machine learning. Furthermore, smart self-learning machines automate the discovery of opportunities for self-service, real-time guidance and analytics-based insights (including speech and text analytics), behavioral analytics and techniques focused on personalization, trending and pattern detection. As a result, organizations increasingly use these technologies to provide faster and more efficient customer service as well as drive specific business outcomes.

•Conversational intelligent virtual agents (IVAs) are being deployed to contain and deflect interactions into self-service. Organizations are looking for new and advanced digital means to improve customer satisfaction and reduce cost. Further development of IVAs will improve operational processes, ensure compliance with rules and regulations, increase flexibility in customer interactions with the contact center, as well as decrease error rate and wait time while providing a personalized experience. This technology will increase self-service channels containment and allow the human workforce to focus on more complex value-added services.
•Adoption of Robotic Process Automation (RPA) solutions keep growing in the contact center in order to increase agent efficiency and productivity while reducing costs. RPA significantly reduces the number of manual and time-consuming tasks agents and employees need to perform, freeing them to spend time in added-value activities. RPA can be divided into unattended and attended automation. With unattended RPA, organizations are looking for smart ways to identify automation opportunities and fully automate back-office processes at scale with no human intervention. With attended RPA the bots can work as virtual assistants to agents, dramatically improving their performance.
•Organizations need to enable their employees the flexibility to work from anywhere, keep them highly engaged and offer a better work-life-balance. To do that successfully, they are continually looking for ways to simplify daily employee activities, engage and motivate them to ensure their productivity and satisfaction is maintained, regardless of their physical location, and allow agile and flexible work schedules.

•Organizations need to enable their supervisors to monitor the performance and needs of their remote workforce. With employees working from anywhere, in an environment of increased complexity, organizations are looking for ways to gain visibility, plan, evaluate, coach and drive performance, in ways that allow transparency and increase productivity.
•Proactive engagement sets organizations apart. Amid rising consumer expectations and growing economic changes, there exists a point of inflection when customer experience becomes proactive. This need for proactivity is a key element in an overarching customer engagement strategy for many organizations. AI-driven customer service enables organizations to proactively engage with consumers, solving issues before they occur to fulfill on strategic initiatives or solve basic service problems for contact centers.
•Growing digital evidence, disconnected systems, manual work processes and staffing challenges are all impacting the ability of government agencies to deliver on the promise of timely justice. Government agencies of all types - from police and first responders to prosecutors, defense attorneys, courts and correction facilitates - are looking to digital transformation as a way to overcome the challenges of digital evidence silos and disjointed work processes. Through digital transformation, stakeholders who rely on digital evidence can work smarter and more efficiently on their own, and better together.
•With Emergency Communications becoming more complex, and staff turnover at an all-time high, digital transformation is becoming critical. Emergency communications managers spend much of their time handling manual, time-consuming tasks related to daily operations, quality assurance, reporting, training, development, hiring, staff supervision and fulfilling emergency incident reproduction requests. Digitally transforming and automating quality assurance, incident reconstruction and performance metrics tracking frees up managers to spend more time engaging with and coaching staff. This improves emergency response and helps retain employees.
Financial Crime and Compliance trends that are driving demand for our solutions:
•The need to embed risk management controls into digital first strategies. Financial services organizations are undergoing significant digital and analytics transformations to provide safer and more unhindered customer access to accounts across all channels and enable safe and secure transactions. At the forefront of these initiatives is the need to improve customer experience. The realization that risk management is a critical component to the customer experience, is helping drive demand for financial crime prevention and detection solutions across the customer lifecycle from onboarding to ongoing monitoring.
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
•Financial institutions are adopting cloud platforms for financial crime & compliance solutions. Top tier financial institutions have been slow to adopt cloud delivery driven by the sensitive nature of their data, but are now realizing the value of the cloud, and are increasingly choosing to deploy solutions on their own private cloud or on public cloud infrastructure.
•Machine learning is being adopted in the fight against financial crime. Traditional methods of financial crime detection, such as rule-based systems, are limited in their ability to adapt and detect new types of financial crime or changes in criminal behavior and patterns. Machine learning algorithms can be trained on historical data and continue to improve their performance as they encounter new behaviors. This enables them to detect patterns and anomalies that may be indicative of financial crime.
•Process automation is increasingly used to automate financial investigation tasks where it may not be necessary to have as much human involvement. This frees up investigators from low value, high volume manual tasks so that they may better focus on more important and strategic work. This leads to better resource utilization, increased accuracy and productivity, and improved return on investment.
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
Strategy
Our long-term strategy is to further broaden our industry leadership in both the Customer Engagement and Financial Crime and Compliance market segments. In Customer Engagement, we intend to continue to leverage CXone, as well as our large customer base, to continue our leadership in the CX market. We intend to continue to expand our digital reach and self-service innovation to go beyond the contact center, expanding our solutions to address consumer needs across every touch point they choose to start their journey. We do that through strategic product-launches, fueled by organic developments and acquisitions, with our Customer eXperience Interactions (CXi) offering, aimed at intelligently meeting consumers on their digital channel of choice, enabling resolution through data-driven self-service and preparing agents to successfully resolve any needs event. We intend to continue to expand into international markets and further increase our position in both the high-end and the mid-low end of the U.S. market.

We intend to continue to expand our AI capabilities, across all our markets, to provide smarter business solutions that are based on our deep domain expertise and our access to unique industry-specific historical and real-time data assets. We also intend to continue to evolve as one of the leading custom-built AI players in the CX market, and become the standard for any self-service deployment, with both our own end-to-end self-service offering, as well as full integration with any third party solutions.

In the Public Safety sector, we intend to cement our leadership in the digital transformation of the US Justice System, based on our leading Digital Evidence Management System, increasing the number of police departments and district attorneys using our solution across the U.S.

In our Financial Crime and Compliance business, we intend to continue to build our leadership with X-Sight and take our cloud enterprise offering to the high end of the market, and we aim to further enhance Xceed to be positioned as the premier cloud platform of choice through our suite of solutions for the mid-market. We intend to leverage the massive digital banking transformation to enlarge our addressable market by launching new solutions and asserting our position as a leader for managing risk in the digital banking era.

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

•Complete Suite – we provide one of the industry’s most comprehensive set of integrated, scalable, world class applications, across all our markets. Our ability to provide our customers with a full range of capabilities, for organizations of various sizes that can answer their various needs using a single vendor unified suite, gives us a strong market differentiation in today’s drive for simplicity, cost savings and elimination of legacy silos.

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

•Data - recognizing the power of data, we consider data as a key component and a strategic asset across our portfolio and leverage it for creating frictionless experiences for consumes. We manage our customer data with security and compliance measures while leveraging it to equip our customers with a data-driven approach to manage their business, improve performance and identify customer insights.

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

In our Customer Engagement business, we intend to continue being a leader in the CCaaS market with CXone, our customer engagement cloud platform that enables rapid innovation, agility and scalability, and continue to extend our offering with CXi. CXi is centered around the goal of providing high-quality, personalized experiences for consumers, organizations and service agents based on our leading cloud native CX platform, CXone, digital capabilities and Enlighten AI, our purpose-built AI for the customer engagement market. With CXi, organizations can meet their customers wherever they choose to begin their journeys, and provide the right attended or unattended service, based on their profile, preferences and needs. This includes a broad suite of digital, analytics and AI-infused integrated applications, used for understanding consumers and employees needs and preferences, and leveraging that information to create orchestrated journeys that cover every interaction no matter where it begins. Alongside our existing offering, we plan to lead in new product categories, as we introduce novel solutions and enter additional market segments. We will continue to extend our leading market position for cloud solutions, aimed for providing frictionless experiences in and outside the contact center, catering to organizations of all sizes and replacing legacy on-premises infrastructure players. We will also continue to enable our customers to extend our solutions through innovative third-party applications via our DEVone dedicated partner ecosystem that our customers can self-select through our platform’s CXexchange application marketplace.

Our Evidencentral cloud digital transformation platform allows public safety, law enforcement and criminal justice agencies to transform to the digital age by managing response, investigation and prosecution digitally and embedding analytics and AI throughout the entire criminal justice process, enabling agencies to leverage data to the fullest and work together collaboratively to enhance public safety.
In our Financial Crime and Compliance business, we will continue to expand our offerings across market segments by providing new and enhanced solutions that protect financial services organizations and their customers earlier in the customer lifecycle and by infusing more AI across our portfolio of solutions. With our X-Sight cloud platform, we provide open, scalable and flexible solutions with broad financial crime and compliance coverage to the top tier of the market. Continued innovations on X-Sight will further cement our leading market position. With our Xceed platform, we provide packaged anti-money laundering (AML) and fraud coverage and solutions to the mid-market, enabling smaller organizations to realize greater protection with quick time to value. In the Financial Crime and Compliance business, our solutions are infused with Always on AI, our multi-layered approach that injects AI, machine learning, automation, natural language processing and other advanced technologies throughout the financial crime and compliance value chain. This allows financial services organizations to merge innovative and patented technologies to effortlessly connect data and apply AI to turn raw data into financial crime intelligence that fuels analytic precision to detect and prevent financial crimes. These offerings enable us to add value to our existing customers, as well as expand our reach and open-up new opportunities, considerably increasing our total addressable market.

Helping our on premises customers and new customers transform to the cloud

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

We are the trusted advisor for our on-premises customers as we support their migration from legacy infrastructure to the cloud. We provide deep cloud expertise and migration tools to simplify configuration, reporting and data collection from legacy systems. Further, we offer holistic transformation consulting services, provided exclusively by our skilled employees, delivering smooth transition for our customers.

Continuing to upsell our full solutions portfolio to our existing customer base

One of our main assets is our growing customer base. We believe there are many opportunities to expand, up-sell and cross-sell within our existing cloud customer base. This includes increasing our customers’ exposure to the full breadth of our portfolio. We continue to provide our customers with new benefits by expanding the offering they already use, and adding new products and solutions.
Continuing organic innovation and development, while also pursuing acquisitions
We intend to continue investing in innovation across our portfolio and platforms and augment our organic growth with additional acquisitions that will broaden our product and technology portfolio, expand our presence in selected verticals, adjacent markets and geographic areas, broaden our customer base, and increase our distribution channels.

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
Customer Engagement Business Strategy

Our strategy is to continue serving as a leader in the CCaaS market and expand our reach beyond the boundaries of the contact center to win the overall Customer eXperience Interaction (CXi) market by fundamentally reinventing the way consumers interact with organizations in today's digital era. We are driving a new customer experience standard by intelligently meeting customers wherever they choose to begin their journey, enabling resolution through data driven self-service and preparing agents to successfully resolve any need. We intend to achieve this by:
•Offering CXone, the global leading unified cloud customer engagement platform that combines guided journey orchestration for voice and digital channels, and comprises of tightly integrated IVR, advance digital capabilities, self-service, bots, proactive conversational AI, knowledge management, agent assist tools, customer journey analytics, leading Workforce Engagement Management and automation solutions.

•Expanding our capabilities to provide holistic digital and self-service experiences throughout the entire customer journey, starting at the very beginning on search, apps and other digital doorsteps, and continuing through self-service and engagement with the contact center through voice or digital enabling customer service organizations to provide a true omnichannel service experience across all touchpoints.

•Infusing analytics, AI and automation into every element of our Customer Engagement offerings to enable predictive and proactive service, workforce augmentation and automation. We leverage insights from an extensive number of interactions, with hundreds of purpose-built CX models to create frictionless customer experiences that are smarter and faster.

•Enabling our customers to deploy AI-driven intelligent conversational bots, to provide self-service and assisted service capabilities, which improve customer experience as well as reduce the cost to service consumers.

•Providing agents with unique unified and native desktop capabilities including digital collaboration, agent assistants, knowledge management and automation to help them deliver the best customer service.

•Empowering our customers' workforce through agile Workforce Engagement Management (WEM) that helps organizations dynamically forecast and schedule the complex multi-channel digital native workforce, and understand individual employees' preferences, needs and actions to drive motivation and reduce attrition by providing flexibility.

•Leading cloud transformation across the entire Customer Engagement portfolio for all market segments and regions to enable rapid innovation, enhance flexibility and agility, and lower operational costs.

•Offering our customers the ability to extend our solutions through innovative third-party applications provided by our DEVone dedicated partner ecosystem. Our customers can self-select these third-party applications from our platform’s CXexchange marketplace.

•Increasing our market presence across all segments with CXone, enhanced data and AI innovation to help organizations adopt CXi, thus enabling them to adapt to today’s complex consumer expectations as well as ever changing CX realities.

•Leveraging our large customer base in all verticals and regions to generate incremental revenue growth through up-selling and cross-selling our Customer Engagement portfolio.

•Extending our public safety offering to the Public Safety Answering Points (PSAP) to support next generation digital emergency communication, ensuring compliance and enabling enhanced digital evidence collection and investigation.

•Offering one of the industry’s most leading unified cloud-based Digital Evidence Management and Investigation platform, Evidencentral, that integrates and consolidates all forms of evidence information - data and media from police records and dispatch management systems.
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

•Expanding X-Sight AI, our data driven, machine learning, analytics managed service or do-it-yourself environment to help further optimize analytic models and develop new analytics by leveraging insights across our broad customer base and our market-wide and domain expertise in fraud prevention and anti-money laundering.

•Offering X-Sight DataIQ, our orchestration and aggregation engine that effortlessly connects to multiple premium and public data sources, turning raw data into the data intelligence to fight financial crimes.

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

•Further expanding our footprint across international geographies and segments while continuing to cross-sell and up-sell into our existing customer base around the world.

•Expanding our sales channels with world-class systems integrators, consultancies, core banking providers, and other regional reseller firms to identify additional significant opportunities.

I.Offering Overview - Customer Engagement
With the growing complexity, demand and urgency of customer service needs, organizations are required to adapt new operating models to maintain a holistic relationship with their customers. These dynamics are challenging organizations to differentiate themselves through efficient, effective and high-quality customer experiences that are digital, including agent-assisted and self-help channels that are smart, consistent and personalized across all touch points. In addition, organizations must find ways to generate business insights, better understand and predict customer intent and create smarter customer connections, as well as provide their employees with the flexibility and balance they seek. Organizations need to accomplish these objectives while containing operational costs and adhering to regulations.

To fully accomplish this new era of a holistic relationship between consumers and organizations, and to be able to smartly engage customers wherever they start their journey, we have extended the reach of our offering and evolved the CCaaS market with CXi. Delivered through CXone and our advanced data and AI platform, Enlighten AI, we redefine the way organizations understand, engage and interact with their customers throughout their entire journey, creating smart, connected, self-service and human-assisted digital interactions. We enable organizations to create frictionless customer and employee experiences - every time across every touchpoint, and for any need.

Our Platform and Solutions’ Core Capabilities:

Our Cloud Native Open Platform, NICE CXone, is one of the industry’s most comprehensive customer engagement platforms, with best-in-class customer analytics, digital engagement, journey orchestration, knowledge management, voice of the customer, complete workforce engagement, automation and artificial intelligence, all on an open cloud foundation. Our leading platform is proven for any size organization, and encompasses our customer-centric expert services, unique domain expertise and extensive ecosystem of partnerships, while meeting the strictest security and uptime standards. In today’s digital world, customer journeys extend well beyond traditional contact center interactions, and CXone is our leading CX platform that provides the benefits of a modern native cloud architecture and delivers a complete suite of customer engagement applications through our CXi offering. It is one of the leading standalone capabilities for self-service, WEM, analytics and digital. This multipath approach enables organizations to leverage CXone in many ways, such as a complete open suite, an open suite integrated with third-party Automatic Contact Distributor (ACD) or a hybrid approach that combines native applications with existing premise recording and ACD systems.

Our custom-built AI engine for CX, Enlighten is embedded across our entire platform and suite of applications. It uses historical data to understand CX needs, behaviors and different types of characteristics, analyzes every interaction and allows proactive identification of needs and the ability to act on them in real time. Enlighten AI also leverages conversational data from employee-assisted interactions to discover automation opportunities for self-service. It guides agents in real-time to reduce friction, keeping them informed and prepared, connects people on a personal level to optimize outcomes, and redefines the quality and coaching process to be based on agents’ soft skill behaviors measured on all interactions.

Our Digital-Entry Points solutions enable organizations to build scalable and effective digital fluency in order to adapt to the changing needs of consumers and deliver smart service on the consumers’ channel of choice. NICE enables organizations to provide a smart start to their customers' journeys and address their consumers' needs right at the digital doorstep of their journey, such as with online search and mobile apps. We provide knowledge management tools to drive knowledge at any point of the consumers' journey, starting with search, and then proactively reach-out to consumers and present the most relevant offers to them based on analyzing their needs, while guiding them in real-time on their channel of choice through an interactive conversation.

Our Journey Orchestration solutions empower organizations to connect and route their customers across their entire journey over 30 supported channels, including voice and digital, in a joint, consistent, and smart way by combining every touchpoint including online search, mobile apps and other digital doorsteps, continuing through to self-service and interacting with the contact center. Customers can easily and effortlessly move between channels, while providing the customer with a full context and a sense of a single consistent journey, as well as a single view of the experience to the organization. We create highly personalized interaction experiences by matching the most appropriate agent or bot to deal with the customer's request, connecting them using real time AI-based routing.

Our Smart Self Service solutions empower organizations to build intelligent automated conversations based on data that indicates what customers need and how they express these needs and deliver the right resolution. Our smart self service allows organizations to design data-driven, personalized self-service interactions, using NICE’s purpose-built Enlighten AI Experience Optimization engine, to identify customer needs and automate the right conversations, resulting in fast and satisfying resolutions and offers. This profound understanding of consumers' needs also enables organizations to proactively engage with their consumers to resolve their issues before they occur. We provide the most intelligent bots that are able to comprehend human conversations through a powerful conversational AI platform that learns and improves over time.

Our solutions and tools designed for the Empowered Agent enable contact center agents to be engaged in real-time and to be knowledgeable and prepared so they can create the most hyper-personalized, unique interactions that increase customer satisfaction and resolve issues quickly. We ensure agents have the right content and context delivered to them through smart knowledge management that is available in real-time. We guide and alert agents in real time to specific behavioral insights so they can take immediate action to improve resolution, and increase employee potential with a personalized virtual attendant to guide them through next-best-action and robotic automation that completes mundane and manual processes for them.

Our Complete Performance solutions help capture, understand, analyze and continuously optimize all elements that impact customer experiences. We enable organizations to record structured and unstructured customer interaction and transaction data on any channel, in a secure and compliant way, forecast the complex staffing needs across all channels including asynchronous digital touch points, and automate intraday schedules with an AI-based Workforce Management suite, while empowering agents with mobility and notifications to engage and maintain their desired work-life balance, taking into consideration their personal attributes and preferences. We drive better agent behaviors with a leading Quality Management solution, embedded with our AI engine, custom-built for CX, to consistently measure agent soft skills and customer satisfaction indicators in real time. We analyze all interactions, across all channels, to identify areas for performance improvement, then take the relevant actions to make these improvements happen, operationalizing analytics-based insights into daily business processes. We provide employees with a comprehensive Performance Management solution, creating a consolidated view for agent measurements, drive engagements with gamification capabilities and deliver persona-based coaching for constant improvement. Real-time guidance and automation solutions guide agents to the next-best behavior and next-best action they need to take during or after an interaction and obtain customer feedback to analyze their conversations and journeys to identify points of friction to help optimize their experience.

    NICE Evidencentral - Our Digital Evidence Management and Investigation Platform for public safety emergency communications, law enforcement and criminal justice transforms how digital evidence and data are managed. Public safety and criminal justice agencies spend precious time managing digital evidence and data- collecting, storing, copying, analyzing, sharing and even physically transporting it. Evidencentral helps overcome these obstacles by breaking down data silos, applying analytics and workflow automation to processes, and by connecting public safety and criminal justice agencies together, so justice can flow smoothly, from incident to court. Evidencentral help agencies get control of digital evidence and data, so they can get emergency response right, be a greater force for good, ensure safer communities, and provide timelier justice for victims.

II.Offering Overview - Financial Crime and Compliance
Enabling trusted financial transactions is critical in the digital banking era and is increasingly challenging for financial services organizations. To stay competitive, organizations are providing more digital channels and more products and services to acquire and retain customers, all of which need to be monitored for fraud and regulatory compliance. With criminals, organized crime rings, and armies of cyber bots attacking digital payments and banking channels while also scamming individuals and corporations, preventing fraud without customer friction and detecting and predicting money laundering is more complex than ever. In addition, adhering to capital markets compliance regulations by surveilling trades across all asset classes for market manipulation has also become more complex.
Today, organizations need to monitor employee and trader communications and other activities to detect and predict potential foul play. These demands and market dynamics coupled with consumers’ desire for frictionless digital transactions require organizations to transform and modernize their financial crime programs.
Organizations need agility to effectively adapt to ensure regulatory compliance, ward off new threats, provide excellent customer experiences and grow the business, all while protecting their organization, safeguarding their customers, and ensuring the integrity of the financial services industry.

NICE Actimize provides the market-leading AI-based platforms and applications for fighting financial crime and ensuring compliance, with proven capabilities for real-time and cross-channel fraud prevention, anti-money laundering and capital markets compliance, and enterprise-wide investigation and case management.

Our Platforms’ and Solutions’ Core Capabilities
•Our cloud platform for the high-end of the market, X-Sight, is an open and flexible AI-cloud platform for Financial Crime and Compliance, enabling top-tier financial services organizations to leverage market-leading solutions and services that meet their sophisticated and unique needs with security, scalability and speed. X-Sight provides global customers with immediate access to new innovations, removing expensive and lengthy system integrations and product lifecycles by leveraging the unified modern cloud architecture. We offer configuration and customization through APIs and available services and leverage elastic cloud computing for massive scalability, so the largest global financial institutions have the flexibility to configure their controls and financial crime programs to meet their unique needs.

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

•Our cloud platforms provide financial services organizations with the agility required to quickly adapt to changing regulatory and threat landscapes. With machine learning, predictive analytics, and embedded AI, organizations are able to proactively prevent crime faster, leading to higher customer satisfaction, lower losses, and reduced risk of regulatory enforcement action or reputational damage. Our platforms and solutions enable organizations to have a more comprehensive understanding of their customers’ activities and risk, as well as the organization’s risk exposure.

•Our data intelligence solutions enable organizations to turn raw data into comprehensive actionable intelligence to prevent and detect financial crimes and enable better and faster decisions. With effortless access to data and our X-Sight Marketplace ecosystem of complementary partner offerings, our solutions deliver comprehensive real-time intelligence to fuel analytics and enrich investigations.

•Our AI and Analytics innovative technologies, our deep domain expertise, and the insights we receive by working collaboratively and collectively with our large world-class client base provide rich intelligence to our solutions. This allows us to provide market leading solutions to our customers, addressing numerous business use cases across risk domains and coverage areas. All Financial Crime and Compliance solutions are infused with Always on AI, our multi-layered approach that injects AI, machine learning, automation, Natural Language Processing, and other advanced technologies throughout the financial crime and compliance value chain. This provides financial services organizations with innovative and patented technologies which fuel automation and analytic precision to detect and prevent financial crimes in real-time and provides secure and frictionless customer experiences.

•Our complete coverage solutions enable organizations to detect market manipulations and prevent money laundering and fraud while helping them adhere to compliance regulations. With broad coverage for compliance around regulations and financial crime risks including account takeover, social engineering scams and many other financial crimes, the solutions include hundreds of out-of-the-box engineered models for current risk topologies across global regulatory regimes as well as emerging risk types including cryptocurrencies and cannabis-related risks to name a couple. Organizations gain holistic coverage to reduce risk, mitigate losses and protect their organizations and customers.

•Our intelligent investigations solutions serve hundreds of thousands of analysts and investigators across the globe enabling them to make better, faster decisions. The rich and robust, purpose-built solutions include out-of-the-box workflows and audits for the regulated industry to intelligently route alerts and cases and track all activity for quick, accurate and transparent investigations. With built-in automation and interactive visual displays, organizations can empower their teams with comprehensive intelligence to optimize efficiency.

•Our Self-Service solutions provide organizations with customization and self-development capabilities powered by APIs and intuitive tools for 24/7 access to smart self-service.

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

Our DEVone program, comprising more than 200 partners, allows third-party software providers to integrate with our CXone platform and extend its functionality. Devon partner offerings are listed on our CXexchange Marketplace. Our Actimize X-Sight Marketplace hosts market leading vendors in the AML and Fraud domains that complement the Financial Crime and Compliance solution suite.

Our Evidencentral Marketplace hosts an expanding ecosystem of technology vendors that integrate with our Evidencentral platform to extend its functionality and make it simpler and faster for Emergency Communications, Law Enforcement and Criminal Justice agencies to bring a high volume of multimedia evidence together, accelerate case building, unearth hidden evidence and address evidence disclosure challenges.

Professional Service and Support
The NICE Professional Services and Support organization enables our customers to derive sustainable business value from our solutions.
The Professional Service and Support offerings include a variety of services - both standalone and bundled with our products. We address all stages of the technology lifecycle, including defining requirements, planning, design, implementation, customization, optimization, proactive maintenance and ongoing support.

Enabling Value
Solution Delivery optimizes solution delivery to our customers and enables them to achieve their specific business and organizational goals, on time and on budget. NICE solutions are delivered by certified project managers, technical experts, and application specialists. We follow a proven methodology that includes business discovery to map solutions to business processes.
Value Realization Services (VRS) ensure quick, deep and sustained adoption of the NICE solutions. These services enable our customers to leverage the features and functionalities of our solutions to drive immediate & long-term results, aligned to their specific business case, accelerating their return on investment. The services are specifically designed to address the top short and long-term business concerns we heard through working with hundreds of customers across the globe. VRS teams work with customers during all phases of solution implementation – before, during and after go-live. We begin working with customer teams as soon as the project is kicked off, when the solution goes live, and for months after the solution is implemented. Our experience has shown that our customers benefit greatly from access to NICE VRS resources once they begin using the solution. This post-implementation engagement allows us to build skill and ownership within customer teams, embed changes within the customer organization and determine return over investment from the solution.

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
Cloud Operations ensure that solutions deployed on the NICE cloud run optimally and allow more simplified software upgrades, maximizing availability, performance and quality, while ensuring the security of customer information. This is delivered by using sophisticated proprietary utilities and automations that operate in a proactive manner, providing the means to avoid impacting customer and business operations. This includes: Cloud architecture teams that design cloud service delivery and operation architectures; Cloud Security teams help ensure that we set and meet the required Security certifications; Cloud Infrastructure teams that manage both virtual and physical infrastructure requirements; Cloud DevOps teams that implement the utilities and automations while working with our product development teams to optimize our solutions for the cloud environment; and the 7X24 Cloud Application Support teams that monitor and manage the solutions for our customers, ensuring world class up-time, performance, scalability and security. The NICE Cloud utilizes multiple underlying technologies to give our customers many paths to the cloud – these include Physical Data Centers and Public Cloud providers such as AWS and Azure. NICE maintains multiple Cloud Certifications including SOC 2 Type II – Applications; HITRUST; ISO:27001 and PCI.

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
Information Security - we have established information security management policies and procedures to protect the confidentiality, integrity, and availability of our data while providing value to the way we conduct our business. We have security measures, internal policies, and procedures in place to protect our customers’ information and ensure that proper measures are taken in connection with our customers’ and their end users’ information. Additionally, we ensure that information security controls are designed and implemented throughout our products and services development lifecycle. Our privacy information management policies and procedures comply with worldwide accepted standards, such as ISO 27001.
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
We manufacture those products that contain hardware elements through subcontractors. Our manufacturers provide turnkey manufacturing solutions including order receipt, purchasing, manufacturing, testing, configuration, inventory management and delivery to customers for all of our product lines. NICE exercises various control mechanisms and supervision over the entire production process. In addition, the manufacturer of a significant portion of such products, is obligated to ensure the readiness of a back-up site in the event that the main production site is unable to operate as required. We believe these outsourcing agreements provide us with a number of cost advantages.
Some of the components we use have a single approved manufacturer while others have two or more alternatives for supply. In addition, we maintain an inventory for some of the components and subassemblies in order to limit the potential for interruption. We also maintain relationships directly with some of the more significant manufacturers of our components, and we believe that we can obtain alternative sources of supply in the event that the suppliers are unable to meet our requirements in a timely manner.
We have qualified for and received the ISO-9001:2015 quality management, as well as the ISO 27001:2013 information security management, ISO 27701:2019 privacy management and ISO 14001:2015 environmental management certifications.
Research and Development
We believe that the development of new products and solutions and the enhancement of existing products and solutions are essential to our future success. Therefore, we intend to continue to devote substantial resources to research and new product and service development, and to continuously improve our systems and design processes in order to reduce the cost of our products and services. We conduct our research and development activities primarily in Israel, India and the U.S. Our research and development efforts have been financed through our internal funds and through some programs sponsored through the government of Israel.

We participate in programs funded by the IIA to develop generic technology relevant to the development of our products. Such programs are approved pursuant to the Law for the Encouragement of Research, Development and Technological Innovation in Industry 5744-1984 (the “Research and Development Law”), and the regulations promulgated thereunder. We were eligible to receive grants constituting between 30% and 55% of certain research and development expenses relating to these programs. Some of these programs were approved as programs for companies with large research and development activities and some of these programs are in the form of membership in certain Magnet consortiums.

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
The Research and Development Law also provides that know-how (or rights thereto) developed under an approved research and development program may not be transferred or pledged to third parties without the approval of the IIA. Such approval is not required for the sale or export of any products resulting from such research or development. The IIA, under special circumstances, may approve the transfer of IIA-funded know-how outside Israel, including, in the event of a sale of the know-how, provided that the grant recipient pays to the IIA a portion of the sale price, which portion will not exceed six times the amount of the grants received plus interest (or three times the amount of the grant received plus interest, in the event that the recipient of the know-how has committed to retain the R&D activities of the grant recipient in Israel after the transfer).
Intellectual Property
We currently rely on a combination of trade secret, patent, copyright and trademark law, together with non-disclosure and non-compete agreements, to establish and/or protect the technology used in our systems.
We currently hold 475 U.S. patents and 32 patents issued in additional countries covering substantially the same technology as the U.S. patents. We have 206 patent applications pending in the United States and other countries. We believe that the improvement of existing products and the development of new products are important in establishing and maintaining a competitive advantage. We believe that the value of our products is dependent upon our proprietary software and hardware continuing to be “trade secrets” or subject to copyright or patent protection. We generally enter into non-disclosure and non-compete agreements with our employees and subcontractors. However, there can be no assurance that such measures will protect our technology, or that others will not develop a similar technology or use technology in products competitive with those offered by us. In most of the areas in which we operate, third parties also have patents which could be found applicable to our technology and products. Such third parties may include competitors, as well as large companies, which invest millions of dollars in their patent portfolios, regardless of their actual field of business. Although we believe that our products do not infringe upon the proprietary rights of third parties, there can be no assurance that one or more third parties will not make a claim or that we will be successful in defending such claim.
In addition, to the extent we are not successful in defending such claims, we may be subject to injunctions with respect to the use or sale of certain of our products or to liabilities for damages and may be required to obtain licenses which may not be available on reasonable terms.
We own the following trademarks and/or registered trademarks in different countries: Actimize, Actimize logo, NICE Adaptive WFO, NICE WFM, NICE Voice of the Customer, NICE Work Force Management, NICE Incentive Compensation, NICE Real Time Solutions, NICE Trading Recording, NICE Uptivity, NICE Air, NICE Communication Surveillance, Customer Engagement Analytics, Decisive Moment, Fizzback, IEX, inContact, inContact Logo, NICE inContact, Last Message Replay, NICE, NICE Analyzer, NICE Engage, NICE Engage Platform, NICE Interaction Management, NICE Sentinel, NICE Inform, NICE Inform Lite, NICE Performance Compliance, NICE Inform Media Player, NICE Inform Verify, NICE Logo, NICE Incentive Compensation Management, NICE Real Time Solutions, NICE Trading Recording, NICE Proactive Compliance, NICE Security Recording, NICE SmartCenter, NICE, NICELog, Nexidia, Nexidia ((!)) Logo, Nexidia Interaction Analytics, Nexidia Advanced Interaction Analytics, Nexidia Search Grid, Neural Phonetic Speech Analytics, Own the Decisive Moment, Scenario Replay, Syfact, Syfact Investigator, inContact Cloud Center Solutions, Supervisor on-the-go, VAAS, Voice as a Service, Personal Connection, InTouch, Echo, inCloud, CXone, CXone Logo, NICE inContact CXone, NICE Performance Management, inContact Automatic Contact Distributor, inContact Personal Connection, inContact Interactive Voice Response, inContact Work Force Management, Mattersight, Mattersight Logo, Mattersight See What Matters, Chemistry of Conversation, Net Promoter, Satmetrix, NPX, NPS, Fraudmap, Guardian Analytics, Evidence Lake, Alacra, Free your business, Resolve, Brand Embassy and Hiperos, ContactEngine, ContactEngine

Logo, GoMoxie, FluenCX, TRUTH DEPENDS ON IT, MindTouch, NICE ElevateAI, ElevateAI and the NICE Smile design logo.

Seasonality
In previous years the majority of our business operated under an on-premises enterprise software model, which was characterized, in part, by uneven business cycles throughout the year, with a significant portion of customer orders received in the fourth quarter of each calendar year. This was due primarily to year-end capital purchases by customers and holiday season spending. In recent years, our business has been shifting more and more to the cloud, which is characterized by more evenly distributed business, which balances the impact of being heavily weighted towards the fourth quarter. While the seasonality associated with our cloud business is less impactful, we continue to have a second half fiscal year which typically results in higher usage of our solutions stemming primarily from the retail and insurance verticals. While seasonal factors such as these are common in the software and technology industry, this pattern should not be considered a reliable indicator of our future revenue or financial performance. Many other factors, including general economic conditions, also have an impact on our business and financial results. See “Risk Factors” under Item 3, “Key Information” of this annual report for a more detailed discussion of factors which may affect our business and financial results.

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
We are also subject to domestic data privacy laws, such as the Israeli Privacy Law, the CCPA, CPRA and the United Kingdom Data Protection Act 2018. We are evaluating the business impact of compliance with the constantly changing data privacy laws and regulations, which may include domestic laws, regulations and guidelines that may come into effect in additional regions as well, and apply to our products and services.

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

We are subject to applicable export control regulations in countries from which we export goods and services, including the United States, Israel, European Union and the United Kingdom. Such regulations may apply with respect to product components that are developed or manufactured in, or shipped from, the United States, Israel, European Union and the United Kingdom, or with respect to certain content contained in our products. There are restrictions that apply to software products that contain encryption functionality. In the event that our products and services are subject to such controls and restrictions, we may be required to obtain an export license or authorization and comply with other applicable requirements pursuant to such regulations or may be restricted from exporting certain products and services to certain countries or to sanctioned parties.

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

Competition
We believe that our solutions have several competitive advantages (as set forth above in “Our Solutions” section in this Item 4, “Information on the Company – Business Overview”) in their scale, performance and accuracy, comprehensiveness and broad functionality.
We are leaders in the Customer Engagement space. We compete against WFO players such as Alvaria, Calabrio, Genesys and Verint. In the CCaaS market, which is a part of the Contact Center Infrastructure market that is still mainly held by traditional on-premises players, we compete against Amazon-connect, Avaya, Cisco, Five9, Genesys and TalkDesk, as well as other niche vendors. We also compete against certain Unified Cloud Communications vendors (UCaaS) and Collaboration Software vendors, such as 8x8, Vonage and Zoom, which offer basic CCaaS capabilities, and certain digital engagement vendors, such as LivePerson, which offer digital engagement and self-service capabilities for contact centers. In addition, we are seeing some CRM companies, such as Salesforce and Zendesk, that provide a subset functionality of our broader offerings. In the emergency communications market, we compete against traditional recording vendors like Eventide, Equature and Exacom. In the Law Enforcement and Justice space, we compete against evidence content generation providers like Axon and Genetec who are looking to expand into broader digital evidence management.

We are leaders in the Financial Crime and Compliance space. We compete against niche vendors that provide one subset of functionality to protect against a specific risk and against vendors that provide a more comprehensive offering. In the Anti-Fraud market, we compete against vendors such as SAS, FICO, Featurespace and Feedzai. In the Anti-Money Laundering market we compete against vendors such as SAS, Oracle and Quantexa. In the Financial Markets Compliance

market, we compete against vendors such as SMARTS, Oracle and SAS. In the Mid-market segment, we compete mainly against Verafin.

Item 4.C     Organizational Structure
The following is a list of our significant subsidiaries and other subsidiaries, including the name and country of incorporation or residence. Each of our subsidiaries listed below is wholly owned by us.

Name of Subsidiary	Country of Incorporation or Residence
NICE Systems Australia PTY Ltd.	Australia
inContact Bolivia S.R.L.	Bolivia
NICE Systems Technologies Brasil LTDA	Brazil
NICE Systems Canada Ltd.	Canada
NICE Systems China Ltd.	China
Future Care Services s.r.o.	Czech Republic
NICE France S.A.R.L.	France
NICE Systems GmbH	Germany
NICE APAC Ltd.	Hong Kong
NICE Systems Kft	Hungary
NICE Interactive Solutions India Private Ltd.	India
NICE Technologies Ltd.	Ireland
Actimize Ltd.	Israel
NICE Enterprise Ltd.	Israel
NICE Japan Ltd.	Japan
NICE Technologies Mexico S.R.L.	Mexico
NICE Netherlands B.V.	Netherlands
NICE inContact Philippines Inc.	Philippines
NICE Systems (Singapore) Pte. Ltd.	Singapore
NICE Switzerland AG	Switzerland
NICE Technologies Sole Proprietorship LLC	United Arab Emirates
Actimize UK Limited	United Kingdom
Brand Embassy Ltd.	United Kingdom
NICE Systems Technologies UK Limited	United Kingdom
NICE Systems UK Ltd.	United Kingdom
Actimize Inc.	United States
Alacra LLC	United States
AtlasRX LLC	United States
inContact Inc.	United States
Mattersight Corporation	United States
Nexidia Inc.	United States
NICE Systems Inc.	United States
NICE Systems Latin America, Inc.	United States
NICE Systems Technologies Inc.	United States
NICE US LP	United States
Item 4.D    Property, Plants and Equipment

Our executive offices and research and development operations are located in Ra’anana, Israel. We lease our executive offices, which occupied approximately 250,627 square feet during 2022. The lease for these offices expired in October 2022 and was extended for an additional term of five years with an option to extend for additional two terms of five years each. Pursuant to the extension, as of May 2023, the lease will cover a renovated office space, which will be reduced to approximately 154,000 square feet.

We have leased various other offices and facilities in several other countries. Our headquarters in each region consist of the following facilities:
•Our North American headquarters in Hoboken, New Jersey, occupies approximately 60,000 square feet;
•Our EMEA headquarters in London, occupies approximately 22,500 square feet (of which 5,543 square feet are sub-leased for a term ending in 2023); and
•Our APAC headquarters in Singapore occupies approximately 5,600 square feet.
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
Overview
NICE is a global enterprise software leader, providing cloud platforms for AI-driven digital business solutions that serve two main markets: Customer Engagement and Financial Crime and Compliance. Our core mission is to transform experiences to be extraordinary and trusted and create a frictionless and safe digital-first consumer reality where every interaction is intelligent, meaningful and effortless. Our solutions are used by organizations of all sizes and are offered in multiple delivery models, including cloud and on-premises.
In the Customer Engagement market, we enable organizations to transform experiences with solutions aimed at meeting consumers wherever they choose to begin their journey, providing digital-centric AI-enabled self-service capabilities, understanding consumers' journeys, creating smarter hyper-personalized connections and guiding continuous omnichannel interactions. We help organizations transform their workforce experience with solutions aimed at engaging employees, optimizing operations and automating processes to create a better agent-assisted customer service. For Public Safety and Criminal Justice agencies, we are digitally transforming the way they manage and share evidence and cases, providing them with single, streamlined view of the truth from incident to court.

In the Financial Crime and Compliance market, we protect financial services organizations, digital banks and their customers’ accounts and transactions, with solutions that identify risks and help prevent money laundering and fraud, as well as help ensure compliance in real-time. With our holistic, data-centric approach to Customer Lifecycle Risk Management (CLRM), we help them conquer the dynamic new financial crime threats.

NICE is at the forefront of several industry technological disruptions that have greatly accelerated in the last several years: the adoption of cloud platforms by organizations of all sizes and verticals, the shift of consumer and organizational preferences towards digital-centric services and experiences, the growing acceptance and adoption of AI, an increase in consumer cross channel, self-service usage and the need to manage, optimize and engage a diverse workforce while retaining and attracting top talent. Our suite of integrated solutions, based on our unique domain expertise, enables customer service, financial crime prevention and public safety organizations to innovate and thrive with industry-leading cloud platforms that use domain-specific data and AI infused workflows.

We rely on multiple key assets to drive our growth:
•Our market-leading cloud native open platforms which natively embed analytics, automation and AI, and are protected by a broad array of patents.
•Our unique digital capabilities that are critical for organizations of all sizes and across all industries in dealing with the exponential adoption of digital in consumer preferences, banking transactions and justice agencies operations.
•Our native AI engines, strategically embedded throughout our platforms, are based on years of industry-specific data and domain expertise, consistently using machine learning for generating actionable insights.

•Our extensive portfolio of applications that address organizational needs across all our areas of domain expertise.
•Our flexible delivery model that allows our customers to benefit from a wide range of both cloud and on-premises solutions.

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
•Our strong profitability and free cash flow that allows us to invest in innovative solutions and product development and fuels strategic acquisitions.

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
Recent Acquisitions
From time to time we complete acquisitions and investments. Some of them are not considered material to our business and operations. During 2021 and 2022, we completed several acquisitions for total cash consideration of approximately $184.2 million and contingent consideration with a fair value of approximately $20.4 million. For additional information see Note 1b to our Consolidated Financial Statements included elsewhere in this annual report.

The acquisitions were accounted for by the acquisition method of accounting, and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values. The results of operations related to each acquisition are included in our consolidated statements of income from the date of acquisition.

Critical Accounting Estimates
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

We believe that the accounting policies and estimates discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate and (2) changes in the estimate could have a material impact on our financial condition or results of operations.

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

Payment terms and conditions vary by contract type. In instances where the timing of revenue recognition differs from the timing of invoicing, we generally do not include a significant financing component in our contracts since our sale prices are not subject to billing terms and the purpose of our contracts is not to receive financing from, or provide financing to, customers. In addition, we elected to apply the practical expedient to not adjust the promised amount of consideration for the effects of a significant financing component if we expect, at contract inception, that the period between when we transfer a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

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

We typically establish SSP range for our products and services, which is reassessed on a periodic basis or when facts and circumstances change. SSP for products and services can evolve over time due to changes in NICE pricing practices that are influenced by intense competition, changes in demand for products and services, and economic factors, among others.

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

5) Recognize revenue when (or as) the entity satisfies a performance obligation

We derive our cloud revenues from subscription services, which are comprised of subscription fees from granting customers access to our cloud platforms, network connectivity and/or services fees for deployment of certain cloud platforms.

Revenue from subscription services is recognized either ratably over the contract period or based on usage, and revenue from network connectivity is based on customer call usage and is recognized in the period the call is initiated and services fees for deployment are amortized over average customer life.

Revenue from software license, support and maintenance services are recognized at the time the related performance obligation is satisfied by transferring the promised product or service to the customer. Software license revenues are recognized at the point in time when the software license is delivered, and the customer obtains control of the asset. Support and maintenance service revenues are recognized ratably over the term of the underlying maintenance contract term. Renewals of maintenance contracts create new performance obligations that are satisfied over the term with the revenues recognized ratably over the period of the renewal.

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
In 2020 we adopted ASU 2017-04. Therefore, if we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then we prepare a quantitative analysis to determine whether the carrying value of reporting unit exceeds its estimated fair value. If the carrying value of a reporting unit exceeds its estimated fair value, we recognize an impairment of goodwill for the amount of this excess, in accordance with the guidance in FASB Accounting Standards Update (“ASU”) No. 2017-04, Intangibles - Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment.
During the fourth quarter of each of the fiscal years ended December 31, 2020, 2021 and 2022, we performed a qualitative assessment for our reporting units and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required. Accordingly, no impairment charge was recognized during any of such fiscal years.
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
Contingent consideration incurred in a business combination is included as part of the acquisition price and recorded at a probability weighted assessment of the fair value as of the acquisition date. The fair value of the contingent consideration is re-measured at each reporting period, with any adjustments in fair value recognized in earnings under general and administrative expenses.
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
We recognize compensation expenses for the value of our awards, which have graded vesting, based on the accelerated attribution method over the requisite service period of each of the awards. We account for forfeitures as they occur.

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
Marketable Securities. We account for investments in debt securities in accordance with ASC 320, “Investments - Debt Securities” and ASC No. 326, “Financial Instruments - Credit Losses”. Management determines the appropriate classification of our investments in debt securities at the time of purchase and re-evaluates such determinations at each balance sheet date.
Marketable securities classified as “available-for-sale” (“AFS”) are carried at fair value. Unrealized gains and losses are reported in a separate component of shareholders’ equity in accumulated other comprehensive income, net of taxes. Gains and losses are recognized when realized, on a specific identification basis, in our consolidated statements of income.

For each reporting period, we evaluate whether declines in fair value below the amortized cost are due to expected credit losses, as well as our ability and intent to hold the investment until a forecasted recovery occurs, in accordance with ASC 326. Allowance for credit losses on AFS debt securities are recognized as a charge in financial expenses (income) and other, net, on the consolidated statements of income, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss). As of December 31, 2022, no credit losses have been recorded.

We classified all our securities with maturities beyond 12 months as current assets under the caption short term investments on the consolidated balance sheet. These securities are available to support current operations and we may sell these debt securities prior to their stated maturities.
Exchangeable Senior Notes. Through December 31, 2021, prior to the adoption of ASU 2020-06, we separately accounted for the liability and equity components of convertible debt instruments that may be settled in combination of cash and shares. The liability component at issuance was recognized at fair value, based on the fair value of a similar instrument that did not have a conversion feature. The equity component was based on the excess of the proceeds over the fair value of the liability component, after adjusting for an allocation of debt issuance costs, and was recorded as additional paid in capital.
Debt discounts were amortized as additional non-cash interest expense over the expected life of the debt. We allocated the total issuance costs incurred to the liability and equity components of the exchangeable senior notes based on the same proportions as the proceeds from the notes.

On December 31, 2021, we entered into the First Supplemental Indenture to the 2017 Indenture (the “First Supplemental Indenture”). In accordance with the First Supplemental Indenture, we irrevocably elected Cash Settlement for the principal and any premium due upon conversion to apply to all conversions of notes issued under the 2017 Indenture (the "2017 Notes") with an Exchange Date (as defined in the 2017 Indenture) that occurs on or after December 31, 2021. As a result, the conversion feature of the 2017 Notes was required to be bifurcated from the debt host and accounted for separately as a derivative liability. As such, we recognized a derivative liability at an amount equal to the fair value of the conversion feature at that date. Subsequent changes in fair value of the bifurcated conversion derivative are reflected in financial income (expenses) on a net basis (see note 15 to the financial statements).

Additionally, in December 2021, the Company made an irrevocable election to settle the principal amount of the 2020 Notes in cash. Accordingly, upon conversion, the principal amount shall be paid in cash. Any amount in excess of the principal amount may be paid, or delivered, as the case may be, in cash, shares of common stock or a combination of cash and shares of the Company stock, at the Company's discretion. Prior to this irrevocable election, upon conversion, the Company, could have elected to deliver to holders cash, shares of the Company's common stock or a combination of cash and shares of the Company's common stock to settle the principal amount.

Starting January 1, 2022, we adopted ASU 2020-06, which simplifies the guidance on the issuer’s accounting for convertible debt instruments by removing the separation models for (1) convertible debt with a cash conversion feature and (2) convertible instruments with a beneficial conversion feature. As a result, we do not separately present in equity an embedded conversion feature in such debt. Instead, we account for a convertible debt instrument wholly as debt, unless the debt contains embedded derivatives required to be bifurcated or the debt is issued at a substantial premium. (For additional information, see "Recently Adopted Accounting Standards" in this report).

Recently Adopted Accounting Standards
In August 2020, the FASB issued ASU 2020-06, which simplifies the guidance on the issuer’s accounting for convertible debt instruments by removing the separation models for (1) convertible debt with a cash conversion feature and (2) convertible instruments with a beneficial conversion feature. As a result, entities will not separately present in equity an embedded conversion feature in such debt. Instead, they will account for a convertible debt instrument wholly as debt, unless certain other conditions are met. The elimination of these models will reduce reported interest expense and increase reported net income for entities that have issued a convertible instrument that was within the scope of those models before the adoption of ASU 2020-06. ASU 2020-06 also requires that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or share. This amendment removes current guidance that allows an entity to rebut this presumption if it has a history or policy of cash settlement. Furthermore, ASU 2020-06 requires the application of the if-converted method for calculating diluted earnings per share, the treasury stock method will be no longer available. The provisions of ASU 2020-06 are applicable for fiscal years beginning after December 15, 2021. Starting January 1, 2022 we have adopted ASU No. 2020-06 and no longer record the conversion feature of our 2020 Notes in equity. Instead, we combined the previously separated equity component with the liability component, which together is classified as debt, thereby eliminating the subsequent amortization of the debt discount as interest expense. Similarly, the portion of issuance costs previously allocated to equity was reclassified to debt and amortized as interest expense. Accordingly, we recorded as of January 1, 2022 an increase to retained earnings of approximately $7.3 million, a decrease to additional paid-in capital of $28.8 million, an increase to long-term debt of $24.8 million, a decrease to deferred tax liabilities of $2.9 million, and an increase in debt issuance costs of $0.3 million. There will be an impact to earnings per share as a result of the adoption based on the if-converted method if our average share price will exceed the conversion price of the 2020 Notes (For additional information on the 2020 Notes, see Item 10, "Additional Information - Material Contracts - Notes and Indenture" in this report).

Results of Operations
The following table sets forth our selected consolidated statements of income for the years ended December 31, 2021 and 2022, expressed as a percentage of total revenues (totals may not add up due to rounding).

	2022	2021
Revenue:
Cloud	59.4%	53.0%
Services	29.8	34.4
Product	10.8	12.6
	100.0	100.0
Cost of revenue:
Cloud	21.7	21.4
Services	8.4	9.9
Product	1.2	1.2
	31.3	32.5

Gross profit	68.7	67.5

Operating expenses:
Research and development, net	14.0	14.1
Selling and marketing	28.0	27.9
General and administrative	11.3	11.7
Total operating expenses	53.2	53.7

Operating income	15.5	13.8
Financial expenses (income) and other, net	(0.5)	1.2

Income before taxes	15.8	12.5
Taxes on income	3.6	2.2

Net income	12.2	10.4
Comparison of Years Ended December 31, 2021 and 2022
For a comparison of our results for the years ended 2021 and 2020, please refer to Item 5 in our annual report on Form 20-F for the year ended 2021, filed with the SEC on April 5, 2022.
Our revenues increased by approximately $260.1 million, or 14%, from $1,921.2 million in the year ended December 31, 2021 to $2,181.3 million in the year ended December 31, 2022. The increase consisted of a $196.6 million increase in Customer Engagement revenue and an $63.5 million increase in Financial Crime and Compliance revenue.
The revenue growth of our Customer Engagement business segment in 2022 is attributed to the increased demand for our cloud platform CXone from new customers, ongoing expansion within our installed customer base and further penetration into both large enterprises and the mid-market.

The revenue increase in our Financial Crime and Compliance business segment in 2022 is primarily attributed to additional product revenue and the increased adoption of our cloud platforms X-Sight and Xceed by our customers.

	Years Ended December 31,		Percentage
	(In millions)		Change
	2022	2021	2021-2022
Cloud revenue	$1,295.3	$1,018.6	27.2%
Service revenue	650.1	660.1	(1.5)
Product revenue	235.9	242.4	(2.7)
Total revenue	$2,181.3	$1,921.2	13.5%

Our cloud revenue in 2022 increased by 27.2%, or $276.7 million, to $1,295.3 million compared to $1,018.6 million in 2021, mainly due to an increase in the Customer Engagement segment from growing demand for our CXone cloud platform, including ongoing penetration in the mid-market with further adoption at the high end of the market, resulting from both new customers and expansion from existing customers. In addition, the increase in overall cloud revenue is partially attributed to the growing adoption of our cloud solutions in the Financial Crime and Compliance segment. Revenue derived from our cloud platforms accounted for 59.4% of our total revenue in 2022, supporting our trend of increasing cloud revenue as a percentage of our total revenue.

Our service revenue in 2022 decreased by 1.5%, or $10.0 million, to $650.1 million compared to $660.1 million in 2021, mainly due to a decrease in maintenance revenue as a growing number of our existing on-premises customers transitioned to our cloud-based solutions.

Our product revenue in 2022 decreased by 2.7%, or $6.6 million, to $235.9 million compared to $242.4 million in 2021, as demand decreased for on-premises products in 2022 compared to 2021, as a growing number of our existing on-premises customers transitioned to our cloud-based solutions.

Revenue by Region

	Years Ended December 31,		Percentage
	(In millions)		Change
	2022	2021	2021-2022
United States, Canada and Central and South America (“Americas”)	$1,802.2	$1,566.8	15.0%
Europe, the Middle East and Africa (“EMEA”)	249.7	240.0	4.0
Asia-Pacific (“APAC”)	129.4	114.3	13.2
Total revenues	$2,181.3	$1,921.1	13.5%

Revenue in Americas increased in 2022 by 15.0%, or $235.4 million, to $1,802.2 million compared to $1,566.8 million in 2021, mainly due to increased demand for our solutions delivered via our cloud platforms, primarily CXone.

Revenue in EMEA increased in 2022 by 4.0%, or $9.7 million, to $249.7 million compared to $240.0 million in 2021, primarily attributed to the increase in cloud revenue from both the Customer Engagement segment and the Financial Crime and Compliance segment.

Revenue in APAC increased in 2022 by 13.2%, or $15.1 million, to $129.4 million compared to $114.3 million in 2021. The increase in revenue in 2022 is primarily attributed to the increase in cloud revenue in both the Customer Engagement segment and the Financial Crime and Compliance segment.

Cost of Revenue

	Years Ended December 31,		Percentage
	(In millions)		Change
	2022	2021	2021-2022
Cost of cloud revenue	$472.8	$410.7	15.1%
Cost of service revenue	183.9	191.1	(3.8)
Cost of product revenue	26.9	22.6	19.0
Total cost of revenue	$683.7	$624.4	9.5%
Our cost of cloud revenue in 2022 increased by $62.2 million, or 15.1% compared to 2021, and decreased as a percentage of cloud revenue. The increase in the cost of cloud revenue is primarily due to an increase in our cloud sales. The decrease as percentage of cloud revenue is primarily due to increased scale in our cloud business in 2022.

Our cost of service revenue in 2022 decreased by $7.2 million, or 3.8%, compared to 2021 and slightly decreased as a percentage of service revenue compared to 2021.
Our cost of product revenue in 2022 increased by $4.3 million, or 19.0%, compared to 2021 and increased as a percentage of product revenue compared to 2021, mainly due to decreased scale in our product business in 2022.

Gross Profit

	Years Ended December 31,		Percentage
	(In millions)		Change
	2022	2021	2021-2022
Gross profit on cloud revenue	$822.5	$608.0	35.3%
as a percentage of cloud revenue	63.5%	59.7%
Gross profit on service revenue	466.2	468.9	(0.6)
as a percentage of service revenue	71.7%	71.0%
Gross profit on product revenue	208.9	219.8	(5.0)
as a percentage of product revenue	88.6%	90.8%
Total gross profit	$1,497.6	$1,296.7	15.5%
as a percentage of total revenue	68.7%	67.5%

Our cloud gross profit was $822.5 in 2022 compared to $608.0 in 2021, representing an increase of $214.5 million, or 35.3%. Our cloud gross profit as percentage of cloud revenue increased to 63.5% in 2022 compared to 59.7% in 2021. The increase in cloud gross profit and margin is mainly attributed to scaling in our cloud business and efficiencies in our internal operations.
Our services gross profit was $466.2 in 2022 compared to $468.9 in 2021, representing a decrease of $2.7 million, or 0.6%, which is mainly attributed to a decrease in maintenance revenue as a growing number of our existing on-premises customers transition to our cloud-based solutions. As a percentage of service revenue, our services gross profit was 71.7% in 2022 compared to 71.0% in 2021.

Our product gross profit was $208.9 in 2022 compared to $219.8 in 2021, representing a decrease of $10.9 million, or 5.0%, which is mainly attributed to the decreasing demand for our product based solutions as part of the increasing adoption of our cloud solutions in 2022. Our product gross margin decreased to 88.6% in 2022 compared to 90.8% in 2021, mainly due to decreased scale in our product business during 2022.

Operating Expenses

	Years Ended December 31,		Percentage
	(In millions)		Change
	2022	2021	2021-2022
Research and development, net	$306.1	$271.2	12.9%
Selling and marketing	609.8	536.2	13.7%
General and administrative	246.5	225.4	9.4%
Total operating expenses	$1,162.4	$1,032.8	12.6%
Research and Development, Net. Net research and development expenses increased by $34.9 million to $306.1 million in 2022 compared to $271.2 million in 2021, and represented 14.0% and 14.1% of revenues in 2022 and 2021, respectively. The increase in research and development expenses is attributed mainly to an increase in headcount to further drive innovation in our solutions and expand our cloud business.

Selling and Marketing Expenses. Selling and marketing expenses increased by $73.6 million to $609.8 million in 2022 compared to $536.2 million in 2021, which represented 28.0% and 27.9% of total revenues in 2022 and 2021, respectively. The increase in selling and marketing expenses is attributed primarily to an increase in headcount and an increase in marketing costs related to lead generation and driving ongoing expansion in brand recognition.

General and Administrative Expenses. General and administrative expenses in 2022 were $246.5 million compared to $225.4 million in 2021, which represented 11.3% of total revenues in 2022, as compared to 11.7% of total revenues in 2021. The increase in general and administrative expenses is attributed primarily to an increase in headcount and an increase in stock-based compensation costs.

Financial Expenses and Other, net

	Years Ended December 31,		Percentage
	(In millions)		Change
	2022	2021	2021-2022
Financial expenses (income) and other, net	(10.2)	23.3	(143.8)%

Financial Expense (income) and Other, net. Financial expenses (income) and other, net, increased by $33.5 million to income of $(10.2) million in 2022 compared to expense of $23.3 million in 2021. The increase in financial expenses (income) and other, net is attributable primarily to lower losses in respect to debt extinguishment in 2022 compared to 2021, interest income earned from our cash and investment portfolio and a favorable impact from exchange rate movements year over year.

Taxes on Income. Total tax expenses were $79.4 million in 2022 and $41.4 million in 2021. Our effective tax rate was 23.0% in 2022 and 17.2% in 2021.
The increase in 2022 of $38.0 million in tax expenses is mainly due to our increased profitability. The increase in our effective tax rate is mainly attributed to an increase in our US market income with a higher income tax rate.

The majority of our income in Israel continues to benefit from reduced tax rates, which was 12% in 2022 and 2021, pursuant to our Preferred Technology Enterprise programs, as discussed in Note 13 of our consolidated financial statements under the caption “Taxes on Income”.
Net Income. Net income increased by $66.7 million to $265.9 million in 2022 compared to $199.2 million in 2021. The increase in 2022 resulted primarily from an increase in our revenue, gross profit and financial income, partially offset by higher operating expenses.

Liquidity and Capital Resources
To date, we have financed our operations, acquisitions and the repurchase of our equity, primarily through cash generated from our operating activities as well as through debt financing in the form of Exchangeable Notes.
As of December 31, 2022, we had $1,571.54 million of cash equivalents and in short-term investments, which included $529.60 million in cash and cash equivalents, and $1,041.94 million in short-term investments. We believe our existing cash and cash equivalents will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months.
We plan to continue to finance our operations in the future primarily through sales of our solutions, most notably our cloud platforms. Our future capital requirements will depend on many factors, including our growth rate, continuing market acceptance of our solutions, client retention, our ability to gain new clients, the timing and extent of spending to support research and development efforts, the expansion of sales and marketing activities and personnel, the introduction of new and enhanced offerings, and the impact of changes to the global economy, among other factors. We may also acquire or invest in complementary businesses, technologies and intellectual property rights, which may increase our use of cash and future capital requirements, both to pay acquisition costs and to support our combined operations.
We continually evaluate our capital needs and may decide to raise additional capital to fund the growth of our business and future acquisitions and investments, through public or private equity offerings or through additional debt financing. Access to additional capital may not be available or on favorable terms.
Cash Flows
Generally, we invest our excess cash in highly liquid investment grade securities. As of December 31, 2022, we had $1,571.5 million of cash and cash equivalents and short-term investments, as compared to $1,424.8 million at December 31, 2021.
Cash provided by operating activities was $479.7 million and $461.8 million in 2022 and 2021, respectively. Net cash from operations in 2022 consisted primarily of net income of $265.9 million, adjusted for non-cash activities such as depreciation and amortization of $176.5 million, stock-based compensation of $182.7 million, an increase in deferred taxes of $52.6 million as well as working capital changes derived from an increase in deferred revenues of $6.4 million, an increase in accrued expenses and other liabilities of $33.7 million and an increase in trade receivables of $129.7 million. Net cash from operations in 2021 consisted primarily of net income of $199.2 million, adjusted for non-cash activities such as depreciation and amortization of $184.1 million, stock-based compensation of $153.0 million, an increase in deferred taxes of $39.3 million as well as working capital changes derived from an increase in deferred revenues of $30.8 million, an increase in accrued expenses and other liabilities of $64.2 million and a decrease in trade receivables of $85.8 million.
Net cash used in investing activities was $152.4 million and $261.5 million in 2022 and 2021, respectively. In 2022, net cash used in investing activities consisted primarily of payment for an acquisition in the amount of $29.7 million, net investment in marketable securities and short-term bank deposits of $40.7 million and purchase of property, equipment of $31.9 million and capitalization of internal use software costs of $50.0 million. In 2021, net cash used in investing activities consisted primarily of payment for acquisitions of three companies in the aggregate amount of $142.8 million, net investment in marketable securities and short-term bank deposits of $51.5 million and purchase of property, equipment of $24.8 million and capitalization of internal use software costs of $42.4 million.
Net cash used in financing activities was $164.5 million and $261.8 million in 2022 and 2021, respectively.
In 2022, net cash used in financing activities was attributed primarily to repurchase of our ordinary shares of $144.9 million and repayment of long-term debt in the amount of $20.1 million, which were offset by proceeds from the issuance of shares upon the exercise of options of $1.0 million. In 2021, net cash used in financing activities was attributed primarily to repayment of long-term debt in the amount of $177.3 million, repurchase of our ordinary shares of $73.2 million and the purchase of subsidiaries' shares from non-controlling interest of $14 million, which were offset by proceeds from the issuance of shares upon the exercise of options of $4.4 million.

Contractual and Other Obligations
Set forth below are our material contractual obligations and other commercial commitments as of December 31, 2022 (in thousands).

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3-5 years	More than 5 years
Debt Obligations, including estimated interest *	$674,067	$1,126	$672,941	$—	$—
Operating Leases	144,234	17,841	29,429	26,696	70,268
Unconditional Purchase Obligations	$97,279	$56,549	$21,942	$16,343	$2,445
Severance Pay**	$16,446
Total Contractual Cash Obligations	$932,026	$75,516	$724,312	$43,039	$72,713
Uncertain Income Tax Positions ***	$80,005
*    Debt obligations includes senior exchangeable notes. The principal balances of the exchangeable senior notes are reflected in the payment periods in the table above based on their respective contractual maturities assuming no conversion. However, the 2017 notes are exchangeable as of January 1, 2020, and as such the value of these senior exchangeable notes is included within current liabilities on our consolidated balance sheets. See Note 15 to our consolidated financial statements included elsewhere in this Annual Report for further details.
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

		Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1- 3 years	3- 5 years	More than 5 years
Guarantees*	$3,893	$1,740	$2,153	$—	$—
* Primarily in connection with office lease agreements.

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

Item 6.    Directors, Senior Management and Employees.

Item 6A.    Directors and Senior Management.
The following tables set forth, as of March 20, 2023, the name, age and position of each of our directors and executive officers and, in regard to our directors, any of the committees of our board of directors on which they serve and whether any such director is an outside director:
Members of the Board of Directors

Name	Age	Position	Audit Committee Member	Compensation Committee Member	Internal Audit Committee Member	Mergers and Acquisitions Committee Member	Nominations Committee Member	Outside Director*
David Kostman	58	Chairman of the Board of Directors				X	X
Rimon Ben-Shaoul	78	Director	X			X
Dan Falk	78	Director	X	X	X	X	X	X
Yocheved Dvir	70	Director	X	X	X			X
Yehoshua Ehrlich	73	Director		X		X
Leo Apotheker	69	Director		X		X
Joe Cowan	74	Director	X			X
Zehava Simon	64	Director	X	X	X			X
*See Item 6, “Directors, Senior Management and Employees—Board Practices— Outside Directors.”

Members of Management

Name	Age	Position
Barak Eilam	47	Chief Executive Officer
Beth Gaspich	57	Chief Financial Officer
Barry Cooper	52	President, CX
Craig Costigan	62	Chief Executive Officer, NICE Actimize
Yaron Hertz	52	President, NICE Americas
Darren Rushworth	55	President, CE International
Awan Roy	52	Vice President, Head of NICE India
Shiri Neder	47	Executive Vice President, Human Resources
Tali Mirsky	50	Corporate Vice President, General Counsel and Corporate Secretary
Gil Vassoly	49	Vice President, Corporate Finance
David Kostman has served as one of our directors since 2001 (with the exception of the period between June 2007 and July 2008), and as our Chairman of the Board since February 2013. Mr. Kostman is currently co-CEO and board member of publicly traded Outbrain, Inc. and serves on the board of directors of publicly traded Unity Inc. and privately held Tivit S.A. Mr. Kostman is also a former board member of publicly traded Retalix Ltd. (acquired by NCR). From 2006 until 2008, Mr. Kostman was a Managing Director in the investment banking division of Lehman Brothers, heading the Global Internet Group. From April 2003 until July 2006, Mr. Kostman was Chief Operating Officer and then Chief Executive Officer of Delta Galil USA, a subsidiary of publicly traded Delta Galil Industries Ltd. From 2000 until 2002, Mr. Kostman was President of the International Division and Chief Operating Officer of publicly traded VerticalNet Inc. Prior to that Mr. Kostman worked in the investment banking divisions of Lehman Brothers from 1994 to 2000, focusing on the technology and Internet sectors, and NM Rothschild & Sons from 1992 to 1993, focusing on mergers and acquisitions and privatizations. Mr. Kostman holds a Bachelor’s degree in Law from Tel Aviv University and a Master’s degree in Business Administration from INSEAD.

Rimon Ben-Shaoul has served as one of our directors since September 2001. Between 2001 and 2005, Mr. Ben-Shaoul has served as Co-Chairman, President, and Chief Executive Officer of Koonras Technologies Ltd., a technology investment company controlled by LEADER Ltd., an Israeli holding company. Since 2002 Mr. Ben-Shaoul serves as Chairman of Grand AutoMotive LLP, a private company. Mr. Ben-Shaoul also served as a director of MIND C.T.I. Ltd., BVR Systems Ltd. and several private companies. In addition, he served as the President and Chief Executive Officer of Polar Communications Ltd., which manages media and communications investments. Mr. Ben-Shaoul also served as the Chairman of T.A.T Technologies Ltd., a public company listed on NASDAQ and TASE. Between 1997 and 2001, Mr. Ben-Shaoul was the President and Chief Executive Officer of Clal Industries and Investments Ltd., one of the largest holding companies in Israel with substantial holdings in the high-tech industry. During that time, Mr. Ben-Shaoul also served as Chairman of the Board of Directors of Clal Electronics Industries Ltd., Scitex Corporation Ltd., and various other companies within the Clal Group. Mr. Ben-Shaoul also served as a director of ECI Telecom Ltd., Fundtech Ltd., Creo Products, Inc. and Nova Measuring Instruments Ltd. From 1985 to 1997, Mr. Ben-Shaoul was President and Chief Executive Officer of Clal Insurance Company Ltd. and a director of the company and its various subsidiaries. Mr. Ben-Shaoul holds a Bachelor’s degree in Economics and Statistics and a Master’s degree in Business Administration, both from Tel-Aviv University.
Dan Falk has served as one of our outside directors since 2001. Mr. Falk is currently a board member and the Chair of the audit committee of each of Innoviz Technologies Ltd. and Evogene Ltd. Mr. Falk also served on the board of directors of each of Attunity Ltd. and Orbotech Ltd. and until recently also served on the board of directors of Ormat Technologies Inc. From 1999 to 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V. From 1985 to 1999, Mr. Falk served in various positions in Orbotech Ltd., the last of which was Chief Financial Officer and Executive Vice President. From 1973 to 1985, he served in several executive positions in the Israel Discount Bank. Mr. Falk holds a Bachelor’s degree in Economics and Political Science and a Master’s degree in Business Administration, both from the Hebrew University of Jerusalem.

Yocheved Dvir has served as one of our outside directors since January 2008. Since 2000, Ms. Dvir has served as a strategic advisor in business development affairs to multiple companies and initiatives. Ms. Dvir also serves on the board of directors of Menorah Insurance Company. She previously served on the board of directors of Xenia Venture Capital, Endey Med, Alrov Real Estate, Visa Cal, Trendline Business Information & Communications Ltd., Israel Corporation Ltd., ECI Telecom Ltd., Strauss Industries Ltd., Phoenix Holding and Phoenix Insurance Co. Between 1990 and 2000, Ms. Dvir served as a Senior Vice President of the Migdal Group. Ms. Dvir joined the Migdal Group in 1981 and, until late 2000, held a number of senior financial and managerial positions, including Head of the Group’s Economics Department (1986-1988), Head of the Group’s Corporate Office from 1989 to 1992, Head of the Group’s General Insurance Division and Corporate Office from 1993 to 1997, Group CFO from 1997 to 1999, and Head of the Group’s Strategic Development Division and Marketing Array and Risk Manager in 2000. Ms. Dvir holds a Bachelor’s degree in Economics and Statistics from the University of Haifa and completed studies towards a second degree in Statistics from the Hebrew University of Jerusalem.
Yehoshua (Shuki) Ehrlich has served as one of our directors since September 2012. Mr. Ehrlich is an active social investor, serving as Chairman of “Committed to Give”, a group formed by Israeli social investors for promoting philanthropy in Israel and several other social organizations. Mr. Ehrlich also serves as a board member of the American Joint Distribution Committee and a board member of AfterDox, an angels’ investment group. Between the years 2000 and 2010, Mr. Ehrlich served as Managing Director at Giza Venture Capital, where he focused on the communications, enterprise software and information technology sectors. Additionally, Mr. Ehrlich had a fifteen-year career with Amdocs, a public software company specializing in billing, CRM, order management systems for telecommunications and Internet service providers. In his last role at Amdocs, Mr. Ehrlich served as Senior Vice President of Business Development. Mr. Ehrlich holds a Bachelor of Science in Mathematics and Computer Science from Tel Aviv University.
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

Joe Cowan has served as one of our directors since August 2013. From October 2013 until September 2017, Mr. Cowan was the CEO and director of Epicor. Since January 2021, Mr. Cowan has been a director of Drishti Technologies, Inc. and of Auburn University Foundation, both private entities. From September 2016 until October 2022, Mr. Cowan served as a director of ChannelAdvidsor, Inc. Since January 2019, Mr. Cowan has been the Chairman of the board of directors of SAI Global, a private company owned by Baring Private Equity Asia. During 2013, Mr. Cowan also served as President of DataDirect Networks, Inc. From 2010 until 2013, Mr. Cowan served as the Chief Executive Officer and President of Online Resources Corp. During 2009, he served as an Operating Executive and Consultant at Vector Capital. From 2007 to 2009, Mr. Cowan served as the Chief Executive Officer of Interwoven Inc. From 2004 to 2006, Mr. Cowan served as the President and Chief Executive Officer of Manugistics Inc. and Manugistics Group Inc. Prior to that, Mr. Cowan served in various senior executive positions, including as the Chief Operating Officer of Baan Co. NV and Avantis GOB NV. He has been a Director of DataDirect Networks, Inc. between 2011 and February 2013. Mr. Cowan has also served on the board of directors of Blackboard Inc., as well as several private companies. Mr. Cowan holds an M.S. degree in Electrical Engineering from Arizona State University and holds a B.S. degree in Electrical Engineering from Auburn University.
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
Barry Cooper has been with NICE since March 2011 and serves as our President, CX since October 2022. Previously he served as our President, WCX - Workforce Engagement & Customer Experience from January 2019, and from May 2016 until December 2018, he served as Chief Operating Officer (COO). Prior to serving as COO, Mr. Cooper served as Vice President, Business Operations for NICE APAC from March 2011 until June 2013, and as of July 2013 and until assuming the role of COO, he served as Executive Vice President, Professional Services and Cloud. Prior to joining NICE, Mr. Cooper was a Management Consultant at Accenture; the Head of Customer Service, IT and Billing at Time Telekom, Malaysia; and Vice President of Professional Services, APAC for CSG Systems, later Comverse. Mr. Cooper holds a First Class Bachelor of Computer Science and Mathematics with Honors from Salford University in the United Kingdom.
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

Yaron Hertz has served as our President, NICE Americas since 2017. Mr. Hertz joined NICE in 2007 as part of the Actimize acquisition by NICE. Prior to his current position, Mr. Hertz served as the head of sales for NICE Actimize in the Americas. Prior to joining Actimize, Mr Hertz severed as Head of Partner and Channel development for RSA Security. In addition, Mr. Hertz has extensive experience in senior leadership position, and he served as VP of Business Development in Cyota. Mr. Hertz is a former attorney and holds an LLB from the University of Northumbria in Newcastle, England.
Darren Rushworth has been with NICE since 2017 and serves as our President, CE International since April 2022. Previously he served as President of NICE APAC. Mr. Rushworth’s career spans over 30 years in the IT industry of which the past 21 years have been in the Asia Pacific Region. Prior to joining NICE, Mr. Rushworth held the role of Managing Director of Singapore for SAP Asia Pacific and he also led SAP’s Philippine and Emerging Market operations. Prior to that, Mr. Rushworth held multiple leadership roles at Oracle including VP Applications Sales APAC, VP Channels and VP Oracle Direct APAC.
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
Gil Vassoly has served as our Vice President, Corporate Finance since August 2022. Between 2019 and August 2022, Mr. Vassoly served as Vice President Finance and Operations for KLA Ltd., where he led the Electronics, Packaging and Components Finance Organization and the Orbotech integration, and in early 2019 he served as Chief Financial Officer for StoreONE. Prior to that, between 2015 and 2019, Mr. Vassoly served as Executive Vice President, Chief Operating Officer and Chief Financial Officer for Gibbs International Inc., where he led the finance and operations activity. In addition, Mr. Vassoly held positions at The Gores Group and PwC in Israel, as an Audit Manager. Mr. Vassoly is a Certified Public Accountant (CPA) and holds a BA in Accounting from the College of Management.
There are no family relationships between any of the directors or executive officers named above.

Item 6B.    Compensation.
(a) Aggregate Executive Compensation
The aggregate compensation paid to our directors and executive officers as a group of 21 persons for 2022 (including compensation accrued for such year) consisted of approximately $10.5 million in salary, fees, bonus, commissions and directors’ fees and approximately $2.6 million in amounts set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but excluding amounts expended for business travel, relocation, professional and business association dues and expenses reimbursed to our directors and executive officers.

Our compensation policy for our executive management team, as approved by our shareholders, following the recommendation of our compensation committee and approval by our Board of Directors (as amended, the “Compensation Policy”), is annually reviewed and approved by our Board of Directors, as is any bonus payment made under the policy.

We have a performance-based bonus plan for our executive management team. The plan is based on our overall performance, the particular unit performance and individual performance. The measurements can change from year to year, based on a combination of financial parameters, including revenues, booking and operating income as well as other non-financial parameters, such as customer satisfaction and others. The plan is reviewed and approved by our compensation committee and Board of Directors annually, as is any bonus payment under the plan.

During 2022, our officers and directors received, in the aggregate, (i) options to purchase 73,734 ordinary shares, which include 47,074 options with an exercise price equal to the par value of the ordinary shares (the “par value options”), and (ii) 202,137 restricted share units, under our equity-based compensation plans. The options (other than the par value options) have a weighted average price of $197.4 and all options will expire six years after the date of grant. The restricted shares units are granted at par value of the ordinary shares.
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
In addition, our shareholders approved a special annual cash fee for the Chairman of the Board in the amount of NIS 450,000 (equivalent to approximately $134,000). The special annual fee is subject to adjustment for changes in the Israeli consumer price index after September 2012. At the Company’s 2021 annual general meeting, following the recommendation of our compensation committee and approval by our Board of Directors, our shareholders reapproved our Compensation Policy, as further discussed below in Item 10, “Additional Information. – Approval of Office Holder Compensation” in this annual report.
(b) Individual Compensation of Covered Executives
The following describes the compensation of our five most highly compensated executive officers in 2022, based on the total of salary costs, bonus cost and equity costs for equity granted and expensed by the Company in 2022 (“Covered Executives”).
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
(2)Bonus Costs. Bonus Costs represent bonuses granted to the Covered Executive with respect to the year ended December 31, 2022, paid in accordance with the Company’s performance-based bonus plan or as detailed below.
(3)Equity Costs. Represents the expense recorded in our financial statements for the year ended December 31, 2022, with respect to equity granted in 2022 and in previous years (if applicable). For assumptions and key variables used in the calculation of such amounts, see Note 14b of our audited consolidated financial statements.
i.Barak Eilam – CEO. Salary Costs - $1,536; Bonus Costs - $1,454; Equity Costs - $6,486 expense recorded in 2022 for equity granted in 2022; and $15,122 expense recorded in 2022 for equity granted in previous years.

ii.Barry Cooper – President, CX. Salary Costs - $504; Bonus Costs - $587; Equity Costs - $3,007 expense recorded in 2022 for equity granted in 2022 and $1,947 expense recorded in 2022 for equity granted in previous years.

iii.Yaron Hertz – President, NICE Americas. Salary Costs - $491; Bonus Costs - $581; Equity Costs - $2,820 expense recorded in 2022 for equity granted in 2022 and $1,924 expense recorded in 2022 for equity granted in previous years.

iv.Craig Costigan – CEO, NICE Actimize. Salary Costs - $474; Bonus Costs - $852; Equity Costs - $1,887 expense recorded in 2022 for equity granted in 2022 and $2,040 expense recorded in 2022 for equity granted in previous years.

v.Paul Jarman – CEO, NICE CXone. Salary Costs - $652; Bonus Costs - $399; Equity Costs - $1,933 expense recorded in 2022 for equity granted in 2022 and $3,494 expense recorded in 2022 for equity granted in previous years.
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
All of the current members of our internal audit committee (presently comprised of Yocheved Dvir (Chair), Dan Falk and Zehava Simon) meet these qualifications.
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
Audit Committee
The NASDAQ rules require that the audit committee of a listed company be composed of at least three directors, each of whom is (i) independent; (ii) does not receive any compensation (except for board fees) from the company; (iii) is not an affiliated person of the company or any subsidiary; and (iv) has not participated in the preparation of the company’s (or a current subsidiary’s) financial statements during the past three years. All of the current members of our audit committee (presently comprised of Zehava Simon (Chair), Rimon Ben-Shaoul, Dan Falk, Yocheved Dvir and Joe Cowan) meet the NASDAQ standards described above.
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
All of the current members of the compensation committee (presently comprised of Dan Falk (Chairman), Yocheved Dvir, Leo Apotheker, Zehava Simon and Yehoshua Ehrlich) satisfy the respective independence requirements of both the NASDAQ rules and the Israeli Companies Law.
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
Item 6D.    Employees.
As of December 31, 2022, we had 7,926 employees worldwide, which represented an increase of approximately 11.6% from December 31, 2021, resulting from both organic and non-organic growth.

The following table sets forth the number of our full-time employees at the end of each of the last three fiscal years as well as the main category of activity and geographic location of such employees:

	At December 31,
Category of Activity	2022	2021	2020

Customer Support*	2,794	2,603	2,391
Sales and Marketing	1,678	1,471	1,363
Research and Development	2,643	2,303	1,949
General and Administrative	811	725	680
Total	7,926	7,102	6,383

Geographic Location
Americas	3,439	3,112	2,899
EMEA	1,509	1,480	1,389
APAC	2,978	2,510	2,095
Total	7,926	7,102	6,383

*    Including the number of employees designated under “Operations” in our previous annual reports.
We also utilize temporary employees in various activities. On average, we employed 60 temporary employees and obtained services from 1,447 consultants (not included in the numbers set forth above) during 2022.
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
Item 6E.    Share Ownership.
As of March 20, 2023, our directors and executive officers then-serving beneficially owned an aggregate of 287,947 ordinary shares, including options and restricted share units to purchase ordinary shares that were vested on such date or that are scheduled to vest within 60 days thereafter, or approximately 0.5% of our outstanding ordinary shares. The options and restricted share units have an average exercise price of $111.18 per share and the options will expire between 2023 and 2030. No individual director or executive officer beneficially owns 1% or more of our outstanding ordinary shares.
The following is a description of each of our equity plans under which awards were outstanding as of March 20, 2023.
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
The 2016 Plan is generally administered by our Board of Directors and compensation committee, which determine the grantees under the 2016 Plan and the number of Awards to be granted. As of March 20, 2023, options and restricted share units to purchase 2,730,765 ordinary shares were outstanding under the 2016 Plan at a weighted average exercise price of $10.03.
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
As of March 20, 2023, assumed Guardian Analytics' stock options to purchase 3,271 shares of NICE were outstanding under the Guardian Plan, at a weighted average exercise price of $33.27. We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act, 5,823 ordinary shares for issuance under the Guardian Plan.
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
As of March 20, 2023, assumed Nexidia options to purchase 2,320 shares of NICE were outstanding under the Nexidia Plan, at a weighted average exercise price of $2.43. We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act, 173,860 ordinary shares for issuance under the Nexidia Plan.
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
As of March 20, 2023, assumed inContact options and restricted share units to purchase 2,338 shares of NICE were outstanding under the inContact Plan, at a weighted average exercise price of $40.87. We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act, 476,114 ordinary shares for issuance under the inContact Plan.
Item 6F.     Disclosure of a registrant’s action to recover erroneously awarded compensation.
Not applicable.

Item 7.    Major Shareholders and Related Party Transactions
Major Shareholders
The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares, with respect to each person known to us to be the beneficial owner of 5% or more of our outstanding ordinary shares, reported as of March 20, 2023. None of our shareholders has any different voting rights than any other shareholder.

Name and Address	Number of Shares		Percent of Shares Beneficially Owned (1)
Capital Research Global Investors	7,253,396	(2)	11.4%
BlackRock, Inc.	3,226,820	(3)	5.1%
FMR LLC	3,556,366	(4)	5.6%
(1)Based upon 63,601,798 ordinary shares issued and outstanding as of March 20, 2023.
(2)The information is based upon a Schedule 13G filed with the SEC by Capital Research Global Investors (“CRGI”) on February 13, 2023. CRGI reported that more than 5% of the shares were owned on behalf of EuroPacific Growth Fund.
(3)The information is based upon a Schedule 13G filed with the SEC by BlackRock, Inc. on February 1, 2023.
(4)The information is based upon a Schedule 13G filed with the SEC by FMR LLC on February 9, 2023.
On February 10, 2023, Artisan Partners Limited Partnership filed a Schedule 13G with the SEC reporting that they are no longer a beneficial owner of 5% or more of our outstanding ordinary shares.
As of March 20, 2023, we had 43 registered ADS holders of record in the United States, with our ADS holders holding in total approximately 64% of our outstanding ordinary shares, as reported by JPMorgan Chase Bank, N.A., the depositary for our ADSs.
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
Significant Changes
There are no significant changes that occurred since December 31, 2022, except as otherwise disclosed in this annual report and in the annual consolidated financial statements included in this annual report.
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
Approval of Office Holder Compensation
Under the Israeli Companies Law, we are required to adopt a compensation policy, recommended by the compensation committee, and approved by the Board of Directors and the shareholders, in that order, at least once every three years. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter (similar to the threshold described above). Our Compensation Policy was reapproved by our shareholders at our 2021 annual general meeting. In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability - must comply with the Company’s Compensation Policy. Although NASDAQ rules generally require shareholder approval when an equity-based compensation plan is established or materially amended, as a foreign company we follow the aforementioned requirements of the Israeli Companies Law.
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
The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 25% of the outstanding voting shares, unless otherwise required by applicable rules. Although NASDAQ generally requires a quorum of 33-1/3%, subject to an exemption under the NASDAQ rules we follow the generally accepted business practice for companies in Israel, which have a quorum requirement of 25%. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman may designate with the consent of a majority of the voting power represented at the meeting and voting on the matter adjourned. At such reconvened meeting the required quorum consists of any two members present in person or by proxy.

Mergers and Acquisitions
A merger of the Company shall require the approval of the holders of 75% of the voting power represented at the annual or special general meeting in person or by proxy or by written ballot, as shall be permitted, and voting thereon in accordance with the provisions of the Israeli Companies Law. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite proposal for the merger has been filed by each party with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each party.
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
Material Contracts
Notes and Indenture
2017 Notes and Indenture

On January 18, 2017, NICE Systems Inc., a wholly owned subsidiary of the Company ("NICE Systems"), issued $287.5 million aggregate principal amount of the 1.25% exchangeable senior notes due 2024 (the "2017 Notes"). The 2017 Notes are the general unsecured obligations of NICE Systems, guaranteed by us. The sale of the Notes generated net proceeds of approximately $260.1 million. The 2017 Notes were issued pursuant to an indenture (the “2017 Indenture”) among us, NICE Systems and the Trustee.

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

Subject to satisfaction of certain conditions and during certain periods as aforementioned, at the option of the holders, the 2017 Notes are exchangeable for (at our election) (i) cash, (ii) ADSs or (iii) a combination thereof. The exchange rate was initially set at 12.0260 ADSs per $1,000 principal amount of 2017 Notes (equivalent to an initial exchange price of approximately $82.96 per ADS). The exchange rate is subject to adjustment in some events. In addition, following certain corporate events that occur prior to the maturity date or NICE Systems’ delivery of a notice of tax redemption, in certain circumstances NICE Systems will increase the exchange rate for a holder who elects to exchange its 2017 Notes in connection with such a corporate event or tax redemption, as the case may be.

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

2020 Notes and Indenture

On August 27, 2020, we issued $400 million aggregate principal amount of 0% exchangeable senior notes due 2025 (the “2020 Notes” and together with the 2017 Notes, the “Notes”) and on September 4, 2020, we issued an additional $60 million of the 2020 Notes pursuant to the exercise of the initial purchasers’ option. The 2020 Notes are general unsecured obligations of the Company. The sale of the 2020 Notes generated net proceeds of approximately $451 million. The 2020 Notes were issued pursuant to an indenture (the “2020 Indenture” and collectively with the 2017 Indenture, the "Indentures") between us and U. S. Bank National Association, as trustee (the “Trustee”).

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
Israeli Tax Considerations
The following is a summary of both the general corporate tax laws applicable to companies in Israel, with special reference to their effect on us, and a discussion of the material tax consequences to holders of our ordinary shares or ADSs related to our domicile in Israel. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular holder in light of his or her personal circumstances or to some types of holders subject to special treatment under Israeli law. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts. The discussion is not intended, and should not be construed, as a legal or professional tax advice and is not exhaustive of all possible tax considerations.

General Corporate Taxation in Israel
Generally, Israeli companies are subject to corporate tax on taxable income, including capital gains, at the rate of 23% for 2021 and 2022. However, the effective tax rate payable by a company that is eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments-1959 (the "Investments Law"), and in particular the 12% rate under the Preferred Technology Enterprise regime (as discussed below), may be considerably less.
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
Tax Benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, as amended.
Pursuant to Investments Law and its various amendments, under which both the Company and its Israeli subsidiary have been granted “Approved Enterprise” status, we have derived and expect to continue to derive significant tax benefits relating to our “Approved, Privileged, and Preferred Enterprise” programs for which we were eligible up to and including the 2016 tax year, and relating to Preferred Technological Enterprise program for the 2017 and subsequent tax years. To be eligible for these tax benefits, a beneficiary must continue to meet certain conditions. In the event we are considered to have failed to comply with these conditions, in whole or in part, the eligibility for the benefits may be canceled and we may be required to refund the relevant amount, including interest and inflation adjustments. As of December 31, 2022, we believe that we are in compliance with all the conditions required by the Investments Law.

In December 2016, the Israeli Knesset passed a number of changes to the Investments Law. These changes became effective beginning January 1, 2017, following promulgation of Regulations by the Finance Ministry in May 2017 to

implement the “Nexus Principles” based on OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project. The Regulations provide rules for implementation of the tax regime, that applies to both the Company and its Israeli subsidiary, effective from the 2017 tax year and onwards.
Benefits under the “Preferred Technology Enterprise” regime include:
•A reduced 12% corporate tax rate (or 7.5% for entities located in Development Area A) on qualifying income deriving from eligible intellectual property (“Preferred Technology Income”), subject to a number of base conditions being fulfilled, including a minimal amount or ratio of annual R&D expenditures and R&D employees, as well as having at least 25% of annual income derived from export;
•A 12% capital gains tax rate on the sale of a preferred intangible asset to a foreign affiliated enterprise, provided that the asset was initially purchased from a foreign resident at an amount of NIS 200 million or more; and
•A withholding tax rate of 20% for dividends paid from Preferred Technology Income (with an exemption from such withholding tax applying to dividends paid to an Israeli company). Such rate may be reduced to 4% on dividends paid to a foreign resident company, subject to certain conditions regarding percentage of foreign ownership of the distributing entity.
The above rates may be reduced by an applicable double tax treaty, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate.

The effective tax rate applying to our Preferred Technology Enterprise is calculated based on the Nexus Principles, taking into account eligible and ineligible R&D expenses incurred by us, as prescribed in the Regulations.
Income from sources other than the Preferred Technology Income are taxable at regular corporate tax rates of 23% for 2021 and 2022.

Full details regarding our Preferred and Preferred Technology Enterprises may be found in Note 13(a)(1) of our consolidated financial statements.
Tax Benefits and Grants for Research and Development
Israeli tax law allows, under specified conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. These expenses must relate to scientific research and development projects and must be approved by the relevant Israeli government ministry, determined by the field of research, and the research and development must be conducted for the promotion of the company and carried out by or on behalf of the company seeking such deduction. However, the amount of such deductible expenses is reduced by the sum of any funds received through government grants for the financing of such scientific research and development projects. No deduction is allowed if it is related to an expense invested in an asset depreciable under the general depreciation rules of the Tax Ordinance. Expenditures not so approved, but otherwise qualifying for deduction, are deductible over a three‑year period.
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
Taxation of Israeli Residents
Israeli individuals are generally subject to a tax rate of 25% on capital gains derived from the sale of shares, whether listed on a stock market or not unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain is generally taxed at a rate of 30%. In addition, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company), in the tax rate will be 30%. Individuals who are subject to tax in Israel are also subject to an additional income surtax at a rate of 3% on annual taxable income exceeding a certain threshold (NIS 663,240 for 2022, linked to the annual change in the Israeli Consumer Price Index). For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions. Certain Israeli institutions that are exempt from tax under Section 9(2) or Section 129C(a)(1) of the Tax Ordinance (such as exempt trust funds and pension funds) may be exempt from capital gains tax on the sale of the shares.
Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares.
Different tax rates may apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering.
Taxation of Non-Israeli Residents
Both individual and corporate non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE provided that (among other things) such gains did not derive from a permanent establishment of such shareholders in Israel. Non-Israeli residents are also exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock market outside of Israel, provided that (among other things) such shareholders did not acquire their shares prior to the issuer’s initial public offering and that the gains did not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation; or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, the sale, exchange or disposition of our ordinary shares by a U.S. resident individual or corporate shareholder (for purposes of the U.S.-Israel Tax Treaty), and who holds ordinary shares as a capital asset, is also exempt from Israeli capital gains tax under the U.S.-Israel Tax Treaty unless either (i) the U.S. resident shareholder holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale; (ii) the capital gains arising from such sale, exchange or disposition are attributable to either real estate located in Israel, a permanent establishment of the shareholder located in Israel, or royalties; or (iii) such U.S. resident shareholder is an individual and was present in Israel for 183 days or more during the relevant taxable year. If the above conditions are not met, the U.S. resident would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, the gain would be treated as foreign source income for United States foreign tax credit purposes and such U.S. resident would be permitted to claim a credit for such taxes against the United States federal income tax imposed on such sale, exchange or disposition, subject to the limitations under the United States federal income tax laws applicable to foreign tax credits.
Taxation of Dividends Paid on our Ordinary Shares
Taxation of Israeli Residents
Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends) or stock dividends. The tax rate applicable to such dividends is 25% or 30% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution. Dividends paid out of profits sourced from ordinary income are subject to withholding tax at the rate of 25% if the shares are registered with a nominee company (whether the recipient is a significant shareholder or not). Dividends paid from income derived from our Approved and Privileged Enterprises are subject to withholding tax at the rate of 15%, and dividends paid from income derived from our Preferred Enterprise and Preferred Technology Enterprise are subject to withholding tax at the rate of 20%. We cannot assure that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability. For information with respect to the applicability of Income Surtax on distribution of dividends, please see “Capital Gains Tax on Sales of Our Ordinary Shares” and “Taxation of Israeli Residents” above in this Item 10.
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
Under the U.S.-Israel Treaty, the maximum Israeli withholding tax on dividends paid by us is 25%. The U.S.-Israel Tax Treaty further provides for a 12.5% Israeli dividend withholding tax rate on dividends paid by an Israeli company to a U.S. corporation owning at least 10% or more of such Israeli company’s issued voting power for, in general, the part of the tax year which precedes the date of payment of the dividend and the entire preceding tax year. The 12.5% rate applies only to dividends paid from regular income (and not derived from an Approved, Privileged Preferred Enterprise or Preferred Technological Enterprise) in the applicable period and does not apply if the company has more than 25% of its gross income derived from certain types of passive income. If the conditions mentioned above are met, dividends from income of an Approved, Privileged Preferred Enterprise or Preferred Technological Enterprise are subject to a 15% withholding tax rate under the U.S.-Israel Tax Treaty. Residents of the United States generally will have withholding tax in Israel deducted at source. They may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax statutes, rules and regulations.
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

U.S. Federal Income Tax Considerations
The following is a summary of the material U.S. federal income tax consequences that apply to U.S. holders (defined below) who hold ADSs as capital assets for tax purposes. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing final, temporary and proposed regulations thereunder, judicial decisions and published positions of the Internal Revenue Service (the "IRS") and the U.S.-Israel income tax treaty in effect as of the date of this annual report, all of which are subject to change at any time (including changes in interpretation), possibly with retroactive effect, in a manner that could adversely affect a U.S. holder.
This summary does not address all U.S. federal income tax matters that may be relevant to a particular prospective holder or all tax considerations that may be relevant with respect to an investment in ADSs, including the U.S. federal estate, gift, or alternative minimum tax consequences, or any state, local or non-U.S. tax consequences, of the acquisition, ownership and disposition of ADSs. U.S. holders should consult their own tax advisors regarding the U.S. federal income tax consequences to them with respect to the acquisition, ownership and disposition of ADSs in light of their particular circumstances.
This summary does not address tax considerations applicable to a holder of an ADS that may be subject to special tax rules including, without limitation, the following:
•dealers or traders in securities, currencies or notional principal contracts;
•financial institutions, banks and financial services entities;;
•insurance companies;
•real estate investment trusts;
•persons subject to special tax accounting rules under Section 451(b) of the Code;
•investors subject to the alternative minimum tax;
•tax-exempt organizations;
•regulated investment companies;
•investors that actually or constructively own 10 percent or more of our shares and/or other equity by vote or value;
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
(a)the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes; or
(b)(i) a court within the United States is able to exercise primary supervision over the administration of the trust; and (ii)one or more United States persons have the authority to control all substantial decisions of the trust
If an entity that is classified as a partnership for U.S. federal tax purposes holds ADSs, the U.S. federal income tax treatment of its partners will generally depend upon the status of the partners and the activities of the partnership. Entities that are classified as partnerships for U.S. federal tax purposes and persons holding ADSs through such entities should consult their own tax advisors.
In general, if you hold ADSs, you will be treated as the holder of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.
U.S. Taxation of ADSs
Distributions
Subject to the discussion under “Passive Foreign Investment Companies” below, the gross amount of any distribution, including the amount of any Israeli taxes withheld from these distributions (see “Israeli Tax Considerations”), actually or constructively received by a U.S. holder with respect to ADSs will be taxable to the U.S. holder as a dividend to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as a capital gain from the sale or exchange of property. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles. If we do not report to a U.S. holder the portion of a distribution that exceeds earnings and profits, the distribution will generally be taxable as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as a capital gain under the rules described above. A U.S. holder that is a corporation will not be eligible for any dividends received deduction, except as provided by Sections 245 and 245A of the Code.
Under the Code, certain dividends received by non-corporate U.S. holders may be “qualified dividend income,” which is taxed at the lower capital gains rate, currently 20%. This reduced income tax rate is only applicable to dividends paid by a “qualified foreign corporation” that is not a “passive foreign investment company” and only with respect to shares held by a qualified U.S. holder (i.e., a non-corporate holder) for a minimum holding period (generally 61 days during the 121-day period beginning 60 days before the ex-dividend date). We should be considered a qualified foreign corporation because (i) we are eligible for the benefits of a comprehensive tax treaty between Israel and the U.S., which includes an exchange of information program; and (ii) the ADSs are readily tradable on an established securities market in the U.S. In addition, based on our current business plans, we do not expect to be classified as a “passive foreign investment company” (see “Passive Foreign Investment Companies” below). Accordingly, dividends paid by us to individual U.S. holders on shares held for the minimum holding period should be eligible for the reduced income tax rate. In addition to the income tax on dividends discussed above, certain non-corporate U.S. holders will also be subject to the 3.8% Medicare tax on dividends as discussed below under “Medicare Tax on Unearned Income”.
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
Passive Foreign Investment Companies
For U.S. federal income tax purposes, we will be considered a passive foreign investment company (“PFIC”) for any taxable year in which either (i) 75% or more of our gross income is "passive income", as defined in the relevant provisions of the Internal Revenue Code; or (ii) on average, at least 50% of our assets (generally determined on a quarterly basis) produce or are held for the production of passive income. For this purpose, passive income includes dividend, interest, royalty, rent, and annuity income and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning ADSs.
Based on our estimated gross income, the average value of our gross assets and the nature of our business, we do not believe that we will be classified as a PFIC in the current taxable year. Our status in any taxable year will depend on our assets and activities in each year and because this is a factual determination made annually at the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were treated as a PFIC in any year during which a U.S. holder owns ADSs, such U.S. holder may be subject to materially adverse tax consequences, including additional U.S. federal income tax liability and tax filing obligations . Given our current business plans, however, we do not expect that we will be classified as a PFIC in future years.
You are urged to consult your own tax advisor regarding the possibility of us being classified as a PFIC and the potential tax consequences arising from the ownership and disposition (directly or indirectly) of an interest in a PFIC.
Tax Cuts and Jobs Act (the "U.S. Tax Reform" or "TCJA")

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (the "U.S. Tax Reform" or "TCJA"), a comprehensive tax legislation that includes several key tax changes to the taxation of business entities, among which is the change to IRS Section 174, that went into effect for taxable years beginning after December 31, 2021, requiring research and development expenses to be capitalized and amortized over a period of either five or fifteen years. Prior to this change, the research and development expenses could be fully expensed, as incurred, for tax purposes.
The final impact of the TCJA may differ due to, among other things, possible changes in the interpretations and assumptions made by the Company as a result of additional information, additional guidance or finalization of law and regulations that will be issued by the U.S. Department of Treasury, the IRS or other standard-setting bodies, and which may impact our future financial statements, and will be accounted for when such guidance is issued.
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

The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, and our SEC reports can be viewed or downloaded there. The address of this web site is http://www.sec.gov. In addition, information that we furnish or file with the SEC, including annual reports on Form 20-F, reports on Form 6-K, proxy and information statements and any amendments to, or exhibits included in, those reports are available to be viewed or download, free of charge, on our website at http://www.nice.com/company/investors as soon as reasonably practicable after such materials are filed or furnished with the SEC. Information contained, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein, and we have included our website address in this annual report solely for informational purposes.
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
Foreign Currency Exchange Risk
We conduct our business primarily in U.S. dollars but also in the currencies of Israel, the U.K., the E.U., India and Philippines, as well as other currencies. Thus, we are exposed to foreign exchange fluctuations, primarily in NIS, GBP, EUR, INR and PHP. We monitor foreign currency exposure and from time to time we may use various instruments to preserve the value of sale transactions and commitments, however, this cannot assure us protection against risks of currency fluctuations. For more information regarding foreign currency related risks, please refer to Item 3, “Key Information—General Risks Relating to Our Business” of this annual report. We use currency forward contracts and option contracts in order to protect against the increase in value of forecasted non-dollar currency cash flows and to hedge future anticipated payments.
As of December 31, 2022, we had outstanding currency forward contracts to hedge payroll, facilities expenses and lease obligations, denominated in NIS, INR and PHP, in the total amount of approximately $168.9 million. The fair value adjustments of those contracts was approximately $(8.59) million. These transactions were for a period of up to one year.
The following table details the balance sheet exposure (i.e., the difference between assets and liabilities) in our main foreign currencies, as of December 31, 2022, against the relevant functional currency.

	Functional currencies
	(In U.S. dollars in millions)
	USD	GBP	CAD	MXN	AUD	SGD
Foreign currencies
USD	$—	$(4)	$1.2	$3	$7	$13
GBP	$29	$—	$—	$—	$—	$—
EUR	$21	$8	$—	$—	$—	$1
CAD	$18	$2	$—	$—	$—	$—
AUD	$13	$—	$—	$—	$—	$—
MXN	$12	$—	$—	$—	$—	$—
CHF	$—	$—	$—	$—	$—	$—
JPY	$—	$—	$—	$—	$—	$—
INR	$(8)	$—	$—	$—	$—	$—
SGD	$(10)	$—	$—	$—	$—	$—
HKD	$(6)	$—	$—	$—	$—	$—
NIS	$(5)	$—	$—	$—	$—	$—
PHP	$(3)	$—	$—	$—	$—	$—
BRL	$1	$—	$—	$—	$—	$—
Other currencies	$(1)	$—	$—	$—	$—	$—

The table below presents the fair value of firmly committed transactions for lease obligations denominated in currencies other than the U.S. dollar, which is our reporting currency:

	(In U.S. dollars in millions)
	New Israeli Shekel	Other currencies *	Total
Less than 1 year	$(4)	$(4)	$(8)
1-3 years	$(8)	$(5)	$(13)
3-5 years	$(7)	$(3)	$(11)
Over 5 years	$(17)	$(1)	$(18)
Total	$(36)	$(13)	$(49)
*    Other currencies include the following currencies: AUD, EUR, GBP, INR, JPY, PHP and SGD.
Interest Rate Risk
We are subject to interest rate risk on our investments and on our borrowings.
On August 24, 2020, we issued $460.0 million aggregate principal amount of 0% exchangeable senior notes due 2025.
On January 18, 2017, we issued $287.5 million aggregate principal amount of 1.25% exchangeable senior notes due 2024. The principal amount as of December 31, 2022, is $90.1 million.

Our outstanding debt obligations, the corresponding interest rates, currency and repayment schedules as of December 31, 2022, are set forth in the table below in U.S. dollar equivalent terms (in millions).

Currency	Amount	Interest rate	2023	2024	2025	2026 & thereafter

	(In millions)
Fixed Rate:
USD	$674.0	0%-1.25%	$1.1	$212.9	$460.0
Total:	$674.0		$1.1	$212.9	$460.0
Debt issuance costs, net of amortization	(5.0)
Unamortized discount	(2.8)
Total:	$666.3

Our investments are exposed to market risk due to fluctuations in interest rates, which may affect our interest income and the fair market value of our marketable securities portfolio.
Our short term investment portfolio consists of investment-grade corporate debentures, U.S. Government agencies and U.S. treasuries. As of December 31, 2022, 77.6% of our portfolio was in such securities and the remainder was in dollar deposits.
We invest in dollar deposits with U.S. banks, European banks, Israeli banks and money market funds. As of December 31, 2022, 22.4% of our portfolio was in such deposits. Since these investments are for short periods, interest income is sensitive to changes in interest rates.
The weighted average duration of the securities portfolio, as of December 31, 2022, is 1.77 years. The securities in our marketable securities portfolio are rated generally as A+ according to Standard and Poor’s rating or A1, according to Moody’s rating. Securities representing 1.9% of the marketable securities portfolio are rated as AAA; securities representing 21.7% of the marketable securities portfolio are rated as AA; securities representing 70.9% of the marketable securities portfolio are rated as A; securities representing 4.3% of the marketable securities portfolio are rated as BBB+ securities representing 0.7% of the marketable securities portfolio are rated as BBB and securities representing 0.5 % of the marketable securities portfolio are rated as BBB- and BB after being downgraded during 2021.
The table below presents the fair value of marketable securities which are subject to risk of changes in interest rate, segregated by maturity dates (in U.S. dollars, in millions):

	Amortized Cost				Estimated fair value
	Up to 1 year	1-3 years	4-7 years	Total	Up to 1 year	1-3 years	4-7 years	Total
Corporate debentures	340.7	490.1	155.9	986.8	334.0	467.0	148.5	949.6
U.S. treasuries	3.8	29.7	8.8	42.3	3.8	28.7	8.9	41.4
U.S. government agencies	2.8	16.0	3.5	22.2	2.7	15.2	3.3	21.3
Total	347.3	535.8	168.2	1,051.3	340.5	511.0	160.8	1,012.3
Other risks and uncertainties that could affect actual results and outcomes are described in Item 3, “Key Information – Risk Factors” in this annual report.

Item 12.    Description of Securities Other than Equity Securities.
American Depositary Shares and Receipts
Set forth below is a summary of certain provisions in relation to charges and other payments under the Deposit Agreement, as amended, among NICE, JPMorgan Chase Bank, N.A. as depositary (the “Depositary”), and the owners and holders from time to time of ADRs issued thereunder (the “Deposit Agreement”). A summary of rights of holders and additional terms contained in the Deposit Agreement has been filed as Exhibit 2.4 to this Annual Report. These summaries are not complete and are qualified in their entirety by the Deposit Agreement, a form of which has been filed as Exhibit 99(a) to the Registration Statement on Form F-6 (Registration No. 333-203623) filed with the SEC on April 24, 2015, as amended by that certain Amendment No. 1 to the Deposit Agreement, a form of which has been filed as Exhibit 99(a)(2) to the Post-Effective Amendment No. 1 to the Form F-6 (Registration No. 333-303623) filed with the SEC on April 29, 2020.
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

•in connection with the conversion of foreign currency into U.S. dollars, the fees, charges and expenses of the Depositary (which are paid out of such foreign currency); and
•fees of any division, branch or affiliate of the Depositary utilized by the Depositary to direct, manage or execute any public or private sale of securities under the deposit agreement.
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
In respect of 2022, we received a payment in the amount of approximately $1.1 million from the Depositary as reimbursement for expenses we incurred in 2022 in relation to the maintenance and administration of the ADR program.

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
Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. Our management based its assessment on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2022, our internal control over financial reporting is effective.
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

The Code of Ethics and our separate Anti-Bribery and Corruption Policy are each available on our website: www.nice.com. Written copies are available upon request without charge.
Item 16C.    Principal Accountant Fees and Services.
Fees Paid to Independent Auditors
Fees billed or expected to be billed by Kost, Forer, Gabbay & Kasierer, a member of EY Global, and other members of EY Global for professional services for each of the last two fiscal years were as follows:

Services Rendered	2022 Fees	2021 Fees
Audit (1)	$1,012	$994
Audit-related (2)	$73	$72
Tax (3)	$484	$576
All Other Fees	$—	$—
Total	$1,569	$1,642
(1)Audit fees refer to audit services for each of the years shown in this table which include fees associated with the annual audit for each of 2021 and 2022 (including an audit in each such year in accordance with section 404 of the Sarbanes-Oxley Act), certain procedures regarding our quarterly financial results submitted on Form 6-K, consultations concerning financial accounting and various accounting issues and performance of local statutory audits.
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
Item 16D.    Exemptions from the Listing Standards for Audit Committees.
Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
During 2022, we repurchased our ordinary shares as described in the table below.

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs

	(In dollars, except share amounts)

January 1 - January 31				141,558,928
February 1 - February 28	162,825	239.10	162,825	102,622,999
March 1 - March 31	116,167	213.90	116,167	77,779,224
April 1 - April 30	73,983	223.32	73,983	61,257,341
May 1 - May 31	29,783	194.01	29,783	55,479,280
June 1 - June 30	68,350	193.33	68,350	42,265,416
July 1 - July 31	5,276	192.33	5,276	41,250,705
August 1 - August 31	10,500	214.02	10,500	39,003,526
September 1 - September 30	87,630	202.89	87,630	21,224,503
October 1 - October 31	21,738	188.24	21,738	17,132,542
November 1 - November 30	58,688	189.79	58,688	5,993,944
December 1 - December 31	47,578	195.71	47,578	246,682,595
Total	682,518	212.27	682,518	852,251,003
On February 12, 2020, our Board of Directors authorized a program to repurchase up to $200 million of our issued and outstanding ordinary shares and ADRs, which commenced following completion of the repurchase program that was authorized by our Board of Directors in 2017.On November 9, 2022, our Board of Directors authorized an additional program to repurchase up to $250 million of our issued and outstanding ordinary shares and ADRs, which commenced following completion of the program that was authorized in 2020. Repurchases may be made from time to time in the open market or in privately negotiated transactions in accordance with applicable securities laws and regulations. The timing and amount of the repurchase transactions will be determined by management and may depend on a variety of factors including market conditions, alternative investment opportunities and other considerations.
These programs do not obligate us to acquire any particular amount of ordinary shares and ADRs and each program may be modified or discontinued at any time without prior notice. On February 23, 2023, the Company announced plans to fully execute in its entirety the $250 million share repurchase program announced in the fourth quarter by the end of 2023.
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

2.3
Form of Amendment No. 1 to the Deposit Agreement, including Form ADR Certificate (filed as Exhibit 99(a)(2) to the Post-Effective Amendment No. 1 to the Form F-6 (Registration No. 333-303623) filed with the SEC on April 29, 2020 and incorporated herein by reference.

2.4	Description of Securities.
4.1	NICE Ltd.'s Executives & Directors Compensation Policy (filed as Annex A in Exhibit 99.1 of NICE's Report on Form 6-K filed with the SEC on March 23, 2021, and incorporated herein by reference).
4.2
inContact, Inc. 2008 Equity Incentive Plan (filed as Exhibit 4.4 to NICE Ltd.’s Registration Statement on Form S-8 (Registration No. 333-191176) filed with the SEC on November 15, 2016, and incorporated herein by reference).

4.3
Nexidia Inc. 2005 Stock Incentive Plan (filed as Exhibit 4.4 to NICE-Systems Ltd.’s Registration Statement on Form S-8 (Registration No. 333-191176) filed with the SEC on March 23, 2016, and incorporated herein by reference).

4.4
Guardian Analytics, Inc. 2006 Stock Plan (filed as Exhibit 4.4 to NICE Ltd.’s Registration Statement on Form S-8 (Registration No. 333-249186), filed with the SEC on October 1, 2020, and incorporated herein by reference).

4.5	2017 Indenture, dated January 18, 2017 (filed as Exhibit 4.16 to NICE Ltd.’s Annual Report on Form 20-F filed with the SEC on April 21, 2017, and incorporated herein by reference).
4.6	2020 Indenture, dated August 27, 2020 (filed as Exhibit 4.14 to NICE Ltd.'s Annual Report on Form 20-F filed with the SEC on March 23, 2021, and incorporated herein by reference).
4.7	NICE Ltd. 2016 Share Incentive Plan, as amended.
8.1	List of significant subsidiaries.
12.1	Certification by the Chief Executive Officer of NICE Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
12.2	Certification by the Chief Financial Officer of NICE Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer of NICE Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer of NICE Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of EY Global.
101	The following financial information from NICE Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2022, formatted in Inline XBRL ("iXBRL"): (i) Consolidated Balance Sheets at December 31, 2022 and 2021; (ii) Consolidated Statements of Income for the years ended December 31, 2022, 2021 and 2020; (iii) Statements of Changes in Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2022, 2021 and 2020; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020; and (v) Notes to Consolidated Financial Statements.

NICE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

NICE Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NICE Ltd. and its subsidiaries (the "Company") as of December 31, 2022, and 2021, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "Consolidated Financial Statements"). In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 30, 2023, expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the Consolidated Financial Statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

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
The accounting for contracts with multiple elements which include a software license requires the company to exercise significant judgment in determining revenue recognition for these contracts and includes: (a) identification and determination of whether products and services are considered distinct performance obligations that should be accounted for separately based on the terms and conditions of the relevant agreements, (b) determination of stand-alone selling prices for each distinct performance obligation that is not sold separately. For products that are not sold separately, directly observable data is generally not available, which requires the Company to make significant assumptions regarding the stand-alone selling prices of the related performance obligations based on, among others, geographic or regional-specific factors and internally approved pricing guidelines, and (c) the pattern of transferring control (i.e., timing of when revenue is recognized) for each distinct performance obligation. For cloud-based revenues recognized based on usage, the processing and recognition of revenue are highly automated and involve capturing and pricing significant volumes of data.
Given these factors, the related audit effort in evaluating management’s judgments in determining revenue recognition for these customer contracts was extensive and required a high degree of auditor judgment.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company's process and controls to identify and determine the distinct performance obligations, the relative standalone selling price for each performance obligation, and the determination of the timing of revenue recognition.
Our audit procedures included, among others, evaluating the methodology and reasonableness of management’s assumptions used for the estimate of stand-alone selling prices on a sample basis for products and services that are not sold separately.
For a sample of customers, we: (1) obtained and read contract source documents, including master agreements, and other documents that were part of the agreement, (2) tested management’s identification of significant terms for completeness, including the identification and determination of distinct performance obligations, (3) tested management’s calculations of revenue and the associated timing of revenue recognition, and (4) we involved IT professionals with specialized skill and knowledge to assist in testing certain internal controls over the Company’s revenue process, including controls over the capture related usage transactional information through the Company’s IT systems. On a sample basis, we tested usage and accordingly observed that usage attributes such as duration and type of service were captured in the relevant IT systems.

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global
We have served as the Company's auditor since 1995.
Tel-Aviv, Israel
March 30, 2023

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of NICE Ltd.

Opinion on Internal Control over Financial Reporting

We have audited NICE Ltd. and its subsidiaries' internal control over financial reporting as of December 31, 2022, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, NICE Ltd. and its subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated March 30, 2023, expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst& Young Global

Tel-Aviv, Israel
March 30, 2023

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2022	2021
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$529,596	$378,656
Short-term investments	1,041,943	1,046,095
Trade receivables (net of allowance for credit losses of $9,253 and $9,927 at December 31, 2022 and 2021, respectively)	518,517	395,583
Debt hedge option	122,323	292,940
Prepaid expenses and other current assets	204,754	184,604

Total current assets	2,417,133	2,297,878

LONG-TERM ASSETS:
Prepaid expenses and other long-term assets	231,496	224,445
Property and equipment, net	159,285	145,654
Deferred tax assets	116,889	55,246
Operating lease right-of-use assets	102,893	85,055
Other intangible assets, net	209,605	295,378
Goodwill	1,617,118	1,606,756

Total long-term assets	2,437,286	2,412,534

Total assets	$4,854,419	$4,710,412

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2022	2021
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$56,019	$36,121
Deferred revenues and advances from customers	338,930	330,459
Current maturities of operating leases liabilities	13,525	19,514
Debt	209,292	395,946
Accrued expenses and other liabilities	523,451	487,547

Total current liabilities	1,141,217	1,269,587

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	57,211	66,606
Accrued severance pay	16,446	16,494
Deferred tax liabilities	7,336	7,429
Debt	455,382	429,267
Operating leases	99,262	81,185
Other long-term liabilities	22,142	1,885

Total long-term liabilities	657,779	602,866

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital-
Ordinary shares of NIS 1 par value:
Authorized: 125,000,000 shares at December 31, 2022 and 2021; Issued: 74,774,827 and 74,774,827 shares at December 31, 2022 and 2021, respectively; Outstanding: 63,634,991 and 63,476,860 shares at December 31, 2022 and 2021, respectively	18,961	18,961
Additional paid-in capital	1,951,035	1,817,710
Treasury shares at cost – 11,139,836 and 11,297,967 Ordinary shares at December 31, 2022 and 2021, respectively	(743,054)	(625,810)
Accumulated other comprehensive loss	(111,255)	(39,739)
Retained earnings	1,926,398	1,653,963
Total attributable to NICE Ltd.'s shareholders	3,042,085	2,825,085

Non-controlling interests	13,338	12,874

Total shareholders' equity	3,055,423	2,837,959

Total liabilities and shareholders' equity	$4,854,419	$4,710,412
The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2022	2021	2020
Revenue:
Cloud	$1,295,323	$1,018,624	$777,331
Services	650,116	660,083	687,532
Product	235,855	242,443	183,153

Total revenue	2,181,294	1,921,150	1,648,016

Cost of revenue:
Cloud	472,805	410,671	339,985
Services	183,938	191,137	199,803
Product	26,945	22,648	22,164

Total cost of revenue	683,688	624,456	561,952

Gross profit	1,497,606	1,296,694	1,086,064

Operating expenses:
Research and development, net	306,073	271,187	218,182
Selling and marketing	609,833	536,192	445,102
General and administrative	246,527	225,406	180,733

Total operating expenses	1,162,433	1,032,785	844,017

Operating income	335,173	263,909	242,047
Financial expenses (income) and other, net	(10,159)	23,290	4,859

Income before taxes on income	345,332	240,619	237,188
Taxes on income	79,387	41,396	40,842

Net income	265,945	199,223	196,346

Basic earnings per share	$4.17	$3.15	$3.13

Diluted earnings per share	$4.00	$2.98	$2.98

Weighted average number of shares (in thousands) used in computing:
Basic earnings per share	63,790	63,189	62,710

Diluted earnings per share	66,465	66,896	65,956
The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020
Net income	$265,945	$199,223	$196,346

Change in foreign currency translation adjustment	(27,582)	(7,402)	4,998

Available-for-sale investments:
Change in net unrealized gains (losses)	(33,319)	(13,368)	11,249
Less - reclassification adjustment for net losses (gains) realized and included in net income	419	(1,403)	(2,095)

Net change (net of tax effect of $4,483, $2,012 and $(1,246))	(32,900)	(14,771)	9,154

Cash flow hedges:
Change in unrealized gains (losses)	(18,223)	5,024	4,954
Less - reclassification adjustment for net (losses) realized and included in net income	7,189	(5,928)	(2,469)

Net change (net of tax effect of $1,505, $123 and $(339))	(11,034)	(904)	2,485

Total other comprehensive income (loss)	(71,516)	(23,077)	16,637

Comprehensive income	$194,429	$176,146	$212,983

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Retained earnings	Non-controlling Interest	Total shareholders' equity
Balance as of January 1, 2022	$18,961	$1,817,710	$(625,810)	$(39,739)	$1,653,963	$12,874	$2,837,959
Adoption of ASU 2020-06 (Note 2ac)	$—	$(28,816)	$—	$—	$7,331	$—	$(21,485)
Stock-based compensation	$—	$188,888	$—	$—	$—	$—	$188,888
Issuance of treasury shares under share-based compensation plan (840,766 ordinary shares)	$—	$(26,747)	$27,700	$—	$—	$—	$953
Treasury shares purchase	$—	$—	$(144,944)	$—	$—	$—	$(144,944)
Other comprehensive income	$—	$—	$—	$(71,516)	$—	$—	$(71,516)
Dividends Paid to non-controlling interest						$(376)	$(376)
Net income attributable to NICE Shareholders	$—	$—	$—	$—	$265,104	$—	$265,104
Net loss attributable to non-controlling interests	—	—	—	—	—	$840	$840
Balance as of December 31, 2022	$18,961	$1,951,035	$(743,054)	$(111,255)	$1,926,398	$13,338	$3,055,423

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Retained earnings	Non-controlling Interest	Total shareholders' equity
Balance as of January 1, 2021	$18,961	$1,681,587	$(574,364)	$(16,662)	$1,454,388	$24,574	$2,588,484
Stock-based compensation	—	156,373	—	—	—	—	156,373
Issuance of treasury shares under share-based compensation plan (717,500 ordinary shares)	—	(17,194)	21,618	—	—	—	4,424
Treasury shares purchase	—	—	(73,064)	—	—	—	(73,064)
Other comprehensive income	—	—	—	(23,077)	—	—	(23,077)
Equity component of exchangeable notes, net of issuance costs and deferred tax	—	75	—	—	—	—	75
Equity awards assumed for acquisitions	—	183	—	—	—	—	183
Purchase of subsidiaries' shares from non-controlling, net	—	(3,314)	—	—	—	(9,594)	(12,908)
Dividends Paid to non-controlling interest	—	—	—	—	—	(1,754)	(1,754)
Net income attributable to NICE Shareholders	—	—	—	—	199,575	—	199,575
Net loss attributable to non-controlling interests	—	—	—	—	—	(352)	(352)
Balance as of December 31, 2021	$18,961	$1,817,710	$(625,810)	$(39,739)	$1,653,963	$12,874	$2,837,959

The accompanying notes are an integral part of the consolidated financial statements

NICE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Retained earnings	Non-controlling Interest	Total shareholders' equity
Balance as of January 1, 2020	$18,961	$1,568,035	$(554,146)	$(33,299)	$1,257,715	$—	$2,257,266
Stock-based compensation	—	103,464	—	—	—	—	103,464
Issuance of treasury shares under share-based compensation plan (915,710 ordinary shares)	—	(19,266)	28,131	—	—	—	8,865
Treasury shares purchased	—	—	(48,349)	—	—	—	(48,349)
Non-controlling interests related to acquisition	—	—	—	—	—	24,901	24,901
Other comprehensive income	—	—	—	16,637	—	—	16,637
Equity component of exchangeable notes, net of issuance costs and deferred tax	—	28,816	—	—	—	—	28,816
Equity awards assumed for acquisitions	—	538	—	—	—	—	538
Net income attributable to NICE Shareholders	—	—	—	—	196,673	—	196,673
Net loss attributable to non-controlling interests	—	—	—	—	—	(327)	(327)
Balance as of December 31, 2020	$18,961	$1,681,587	$(574,364)	$(16,662)	$1,454,388	$24,574	$2,588,484
The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020
Cash flows from operating activities:

Net income	$265,945	$199,223	$196,346
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	176,546	184,092	182,026
Stock-based compensation	182,704	153,030	101,667
Accrued severance pay, net	1,171	597	1,323
Amortization of premium and discount and accrued interest on marketable securities	8,322	11,867	(633)
Deferred taxes, net	(52,618)	(39,316)	(33,241)
Changes in operating assets and liabilities:
Trade receivables, net	(129,712)	(85,778)	22,245
Prepaid expenses and other current assets	(31,673)	(79,624)	(80,665)
Trade payables	19,923	(389)	4,094
Accrued expenses and other liabilities	33,684	64,179	14,875
Operating lease right-of-use assets	20,393	15,075	18,167
Deferred revenues	6,417	30,770	63,202
Operating lease liabilities	(26,191)	(18,011)	(19,569)
Amortization of discount on long-term debt	4,582	14,469	13,297
Loss in respect of debt extinguishment	1,206	13,969	—
Other	(984)	(2,337)	(2,828)

Net cash provided by operating activities	479,715	461,816	480,306

Cash flows from investing activities:

Purchase of property and equipment	(31,893)	(24,771)	(24,186)
Purchase of investments	(396,297)	(322,129)	(583,115)
Proceeds from investments	355,560	270,645	328,593
Payments for business acquisitions, net of cash acquired	(29,724)	(142,804)	(147,261)
Capitalization of internal use software costs	(49,997)	(42,440)	(39,098)

Net cash used in investing activities	(152,351)	(261,499)	(465,067)
The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020
Cash flows from financing activities:

Proceeds from issuance of shares upon exercise of options	953	4,426	8,865
Purchase of treasury shares	(144,944)	(73,180)	(48,272)
Dividends paid to non-controlling interest	(376)	(1,754)	—
Capital lease payments	—	—	(177)
Purchase of subsidiaries shares from non-controlling interest	—	(14,000)	—
Proceeds from issuance of exchangeable senior notes, net	—	—	451,421
Repayment of debt	(20,132)	(177,308)	(215,000)

Net cash provided by (used in) financing activities	(164,499)	(261,816)	196,837

Effect of exchange rate changes on cash	(8,425)	(2,112)	1,868

Net change in cash, cash equivalents and restricted cash	154,440	(63,611)	213,944
Cash, cash equivalents and restricted cash at the beginning of the year	378,656	442,267	228,323
Cash, cash equivalents and restricted cash at the end of the year	$533,096	$378,656	$442,267
Reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheet:
Cash and cash equivalents	$529,596	$378,656	$442,267
Restricted cash included in other current assets	3,500	—	—
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$533,096	$378,656	$442,267

Supplemental disclosure of cash flows activities:
Cash paid during the year for:
Income taxes	123,586	97,258	83,251
Interest	$2,974	$688	$7,829

Non-cash activities:
Increase in accrued expenses and other liabilities with respect to purchase of treasury shares	$—	$4	$112

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:-    GENERAL
a.General:
NICE Ltd. (together with its subsidiaries, “NICE”, or the “Company") is a global enterprise software leader, providing cloud platforms for AI-driven digital business solutions that serve two main markets: Customer Engagement and Financial Crime and Compliance. The Company's core mission is to transform experiences to be extraordinary and trusted and create a frictionless and safe digital-first consumer reality where every interaction is intelligent, meaningful and effortless. The Company's solutions are used by organizations of all sizes and are offered in multiple delivery models, including cloud and on-premises.

In the Customer Engagement market, the Company enables organizations to transform experiences with solutions aimed at meeting consumers wherever they choose to begin their journey, providing digital-centric AI-enabled self-service capabilities, understanding consumers' journeys, creating smarter hyper-personalized connections and guiding continuous omnichannel interactions. The Company helps organizations transform their workforce experience with solutions aimed at engaging employees, optimizing operations and automating processes to create a better agent-assisted customer service.For Public Safety and Criminal Justice agencies, the Company digitally transforms the way they manage and share evidence and cases, providing them with single, streamlined view of the truth from incident to court.

In the Financial Crime and Compliance market, the Company protects financial services organizations, digital banks and their customers’ accounts and transactions, with solutions that identify risks and help prevent money laundering and fraud, as well as help ensure compliance in real-time. With the Company's holistic, data-centric approach to Customer Lifecycle Risk Management (CLRM), the Company helps them conquer the dynamic new financial crime threats.

The Company is at the forefront of several industry technological disruptions that have greatly accelerated in the last several years: the adoption of cloud platforms by organizations of all sizes and verticals, the shift of consumer and organizational preferences towards digital-centric services and experiences, the growing acceptance and adoption of AI, an increase in consumer cross channel, self-service usage and the need to manage, optimize and engage a diverse workforce while retaining and attracting top talent. The Company's suite of integrated solutions, based on unique domain expertise, enables customer service, financial crime prevention and public safety organizations to innovate and thrive with industry-leading cloud platforms that use domain-specific data and AI infused workflows.

b.Acquisitions:
1.Acquisitions in 2022:
a.On November 14, 2022, the Company completed an acquisition for a total consideration of $50,381 as following:
–$30,000 cash consideration
–Milestone-based contingent payment in a total sum of up to $24,000 payable in March 2026. The contingent consideration was measured at fair value at the closing date and recorded as a liability on the balance sheet in the amount of $20,381.
Upon consummation of the acquisition, the acquired company became a wholly-owned subsidiary of the Company. The acquisition was accounted for as a business combination. As of the acquisition date the Company preliminarily recorded core technology, customer relationships, trademark and goodwill in amounts of $12,470; $9,058; $459 and $28,039, respectively. The estimated useful life of the core

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)
technology, customer relationships, and trademark is four years, four years and three years, respectively.
Goodwill generated from this business combination is attributed to synergies between the Company's and the acquired company respective products and services.
The results of the acquired company's operations have been included in the consolidated financial statements since November 14, 2022. Pro forma results of operations related to this acquisition have not been prepared because they are not material to the Company's consolidated financial statements.
The preliminary fair value of assets acquired and liabilities assumed from the acquisition, completed during 2022, were based upon preliminary calculations and valuations, and the estimates and assumptions for this acquisition are subject to change as the Company obtains additional information during the respective measurement periods (up to one year from the respective acquisition dates).

2.Acquisitions in 2021:
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

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)
The estimated fair value of assets acquired and liabilities assumed from acquisitions completed during 2021 were based upon preliminary calculations and valuations. These estimates were finalized during 2022 as part of the measurement period. See Note 8 regarding changes made during 2022.
3.Acquisitions in 2020:
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
4.Acquisitions related costs:
During 2022, 2021 and 2020, acquisition related costs amounted to $48, $1,761 and $1,720, respectively, and were included in general and administrative expenses.

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
Marketable securities classified as "available-for-sale" ("AFS") are carried at fair value. Unrealized gains and losses are reported in a separate component of shareholders' equity in accumulated other comprehensive income, net of taxes. Gains and losses are recognized when realized, on a specific identification basis, in the Company's consolidated statements of income.
For each reporting period, the Company evaluates whether declines in fair value below the amortized cost are due to expected credit losses, as well as the Company's ability and intention to hold the investment until a forecasted recovery occurs, in accordance with ASC 326. Allowance for credit losses on AFS debt securities are recognized as a charge in financial expenses (income) and other, net, on the consolidated statements of income, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss). As of December 31, 2022 and 2021, no credit losses have been recorded.
The Company classifies all securities with maturities beyond 12 months as current assets under the caption short term investments on the consolidated balance sheet. These securities are available to support current operations and the company may sell these debt securities prior to their stated maturities.

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
h.Other intangible assets, net:
Other intangible assets are amortized over their estimated useful lives using the straight-line method, at the following annual periods ranges:

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Years
Core technology	4 – 8
Customer relationships	2 - 9
Trademarks	3 - 12
Customer backlog	2 - 3
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
Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows to the carrying amount of the asset, an impairment charge is recorded for the excess of the carrying amount over fair value. In 2022, 2021 and 2020, no impairment charges were recognized.
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

For each of the three years in the period ended December 31, 2022, 2021 and 2020, no impairment was identified.
k.Exchangeable senior notes:
Through December 31,2021, prior to the adoption of ASU 2020-06, the Company separately accounted for the liability and equity components of convertible debt instruments that may be settled in a combination of cash and shares. The liability component at issuance is recognized at fair value, based on the fair value of a similar instrument that did not have a conversion feature. The equity component was based on the excess of the proceeds over the fair value of the liability component, after adjusting for an allocation of debt issuance costs, and was recorded as paid-in capital.
Debt discounts were amortized as additional non-cash interest expense over the expected life of the debt. The Company allocated the total issuance costs incurred to the liability and equity components of the exchangeable senior notes based on the same proportions as the proceeds from the notes.
On December 31, 2021, the Company entered into the First Supplemental Indenture to the 2017 Indenture (the "First Supplemental Indenture"). In accordance with the First Supplemental Indenture, the Company irrevocably elected cash settlement for the principal and any premium due upon conversion to apply to all conversions of notes issued under the 2017 Indenture (the "2017 Notes") with an Exchange date (as defined in the 2017 Indenture) that occurs on or after December 31, 2021. As a result, the conversion feature of the 2017 Notes was required to be bifurcated from the debt host and accounted for separately as a derivative liability. As such the Company recognized a derivative liability at an amount equal to the fair value of the

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
conversion feature at that date. Subsequent changes in fair value of the bifurcated conversion derivative are reflected in financial income (expenses). See Note 15 for further details.

Additionally, on December 2021, the Company made an irrevocable election to settle the principal amount of the 2020 Notes only in cash. Accordingly, upon conversion, the Company will pay the principal amount in cash and will pay, or deliver, as the case may be, any amount in excess of the principal amount in cash, shares of common stock or a combination of cash and shares of the Company stock, at the Company's election. Prior to this election, upon conversion, the Company, could have elected to deliver to holders cash, shares of the Company's common stock or a combination of cash and shares of the Company's common stock for the principal amount.

Starting January 1,2022, the Company adopted ASU 2020-06, which simplifies the guidance on the issuer’s accounting for convertible debt instruments by removing the separation models for (1) convertible debt with a cash conversion feature and (2) convertible instruments with a beneficial conversion feature. As a result, the Company do not separately present in equity an embedded conversion feature in such debt. Instead, the Company accounts for a convertible debt instrument wholly as debt, unless the debt contains embedded derivatives required to be bifurcated or the debt is issued at a substantial premium. (See Note 2ac and 15 for further details).

l.Revenue recognition:
The Company generates revenues from sales of cloud, services, and software products, which include software license, SaaS, network connectivity, hosting, support and maintenance, implementation, configuration, project management, consulting and training. The Company sells its cloud, products and services directly through its sales force and indirectly through a global network of distributors, system integrators and strategic partners, all of whom are considered end-users.
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
2)Identify the performance obligations of the contract
The Company enters into contracts that can include multiple performance obligations. The Company accounts for individual products and services separately if they are distinct – i.e., if a product or service is separately identifiable from other promises in the contract and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

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
Deferred revenues, which represent a contract liability, represent unrecognized fees collected mostly for maintenance, cloud and professional services. Deferred revenues are recognized as (or when) the Company performs under the contract. The amount of revenues recognized in the period that was included in the opening deferred revenues balance was approximately $268,032 for the year ended December 31, 2022.
As of December 31, 2022, the aggregate amount of the total transaction price allocated in contracts with original duration greater than one year of the remaining performance obligations was approximately $2,270,365. For performance obligations which are recognized over time, based on usage, the Company elected to disclose only the contractual minimum attributed to these performance obligations, as part of the remaining performance obligation disclosure.
As of December 31, 2022, the Company expects to recognize the majority of the revenue of remaining performance obligations over the next 24 months. Such remaining performance obligations represent unsatisfied or partially unsatisfied performance obligations pursuant to ASC 606. The Company has elected the optional exemption, which allows for the exclusion of the amounts for remaining performance obligations that are part of contracts with an original expected duration of one year or less.
m.Costs to Obtain Contracts:
The Company capitalizes certain sales commission as costs of obtaining a contract when they are incremental and if they are expected to be recovered. The Company applies judgment in estimating the amortization period by taking into consideration customer contract terms, history of renewals, expected length of customer relationship, as well as the useful life of the underlying technology and products. Amortization of sales commission expenses are included in Selling and Marketing expenses in the accompanying consolidated statements of income. For costs that the Company would have capitalized and amortized over one year or less, the Company has elected to apply the practical expedient and expense these contract costs as incurred. Costs to obtain contracts amortization expense for the years 2022, 2021 and 2020 were $135,437, $130,466 and $100,219, respectively.

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
The Company applies ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This standard simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in Topic 740 related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill and allocating consolidated income taxes to separate financial statements of entities not subject to income tax.
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
The Company's trade receivables are derived from sales to customers generated from a multitude of markets in countries around the world. The Company performs ongoing credit evaluations of its customers and insures some of its receivables with a credit insurance company. The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for credit losses.

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
Severance pay expenses for 2022, 2021 and 2020 amounted to $8,328, $8,810 and $9,649, respectively.
The Company also has other liabilities for severance pay in other jurisdictions.
The Company has multiple 401(k) defined contribution plans covering certain employees in the U.S. All eligible employees may elect to contribute a portion of their eligible compensation, generally not greater than an annual contribution of $20.5 in 2022 and $19.5 in 2021 and in 2020 (for certain employees over 50 years of age the maximum annual contribution was $27 per year in 2022 and $26 in 2021 and in 2020) of their total annual compensation to the plan through salary deferrals, subject to IRS limits. The Company, at its discretion, matches 50% of employee contributions to the plan up to a limit of 6-8% of their eligible compensation. In the years 2022, 2021 and 2020, the Company recorded an expense for all matching contributions in the amount of $9,887; $9,366 and $8,893, respectively.
s.Leases
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
On December 31, 2021, the Company entered into the First Supplemental Indenture according to which the Company irrevocably elected cash settlement for the principal and any premium due upon conversion to apply to all conversions of the 2017 Notes issued under the 2017 Notes with an Exchange Date (as defined in the 2017 Indenture) that occurs on or after December 31, 2021. As a result, the 2017 Notes do not have a dilutive effect for the year ended December 31, 2022. Prior to December 31, 2021, the Company had the intention and ability to settle the exchangeable senior notes issued in 2017 in cash, therefore the 2017 Notes did not have a dilutive effect for the years ended December 31, 2021 and 2020.

On December 31, 2021, the Company irrevocably elected to settle the principal of the exchangeable senior notes issued in 2020 in cash. As a result, the Company will use the if converted method for calculating any potential dilutive effect on diluted net income per share, if applicable. The conversion premium will have a dilutive impact on diluted net income per share only when the average market price of an ordinary share for a given period exceeds the conversion price of $299.19 per share. As a result, 1,537,504 shares underlying the conversion option of the exchangeable senior notes issued in 2020 are not considered in the calculation of diluted net income per share in either 2020, 2021 or 2022, as the effect would be anti-dilutive.
The weighted average number of shares related to outstanding anti-dilutive options excluded from the calculations of diluted net earnings per share was 18,161,000, 4,754,000 and $2,295,000 for the years 2022, 2021 and 2020, respectively.
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
x.Advertising expenses:
Advertising expenses are charged to expense as incurred. Advertising expenses for the years 2022, 2021 and 2020 were $43,981; $31,575 and $14,134, respectively.
y.Treasury shares:
The Company repurchases its ordinary shares from time to time on the open market or in other transactions and holds such shares as treasury shares. The Company accounts for the cost to repurchase treasury shares as a reduction of shareholders' equity. The Company reissues treasury shares under the stock purchase plan, upon exercise of options and upon vesting of restricted stock units ("RSU"). Re-issuance of treasury shares is accounted for in accordance with ASC 505-30 in which gains are credited to additional paid-in capital and losses are charged to additional paid-in capital to the extent that previous net gains are included therein and otherwise to retained earnings.

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
Contingent consideration incurred in a business combination is included as part of the acquisition price and recorded at a probability weighted assessment of the fair value as of the acquisition date. The fair value of the contingent consideration is re-measured at each reporting period, with any adjustments in fair value recognized in earnings under general and administrative expenses.
The Company applies ASU No. 2021-08, Business Combination (Topic 805): Accounting for Contract Assets and Liabilities from Contracts with Customers, which requires an acquirer to recognize and measure contract assets and liabilities acquired in a business combination in accordance with revenue from ASC 606 rather than adjust them to fair value at the acquisition date.
aa.Non-controlling interests:
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

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
The following tables show the components of accumulated other comprehensive income, net of taxes, as of December 31, 2022, 2021 and 2020:

	Year ended December 31, 2022
	Unrealized gains (losses) on marketable securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total
Beginning balance	$(1,486)	$3,932	$(42,185)	$(39,739)
Other comprehensive loss before reclassifications	(33,319)	(18,223)	(27,582)	(79,124)
Amounts reclassified from accumulated other comprehensive loss	419	7,189	—	7,608
Net current-period other comprehensive income	(32,900)	(11,034)	(27,582)	(71,516)
Ending balance	$(34,386)	$(7,102)	$(69,767)	$(111,255)

	Year ended December 31, 2021
	Unrealized gains (losses) on marketable securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total
Beginning balance	$13,285	$4,836	$(34,783)	$(16,662)
Other comprehensive (loss) income before reclassifications	(13,368)	5,024	(7,402)	(15,746)
Amounts reclassified from accumulated other comprehensive income (loss)	(1,403)	(5,928)	—	(7,331)
Net current-period other comprehensive income	(14,771)	(904)	(7,402)	(23,077)
Ending balance	$(1,486)	$3,932	$(42,185)	$(39,739)

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Year ended December 31, 2020
	Unrealized gains (losses) on marketable securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total
Beginning balance	$4,131	$2,351	$(39,781)	$(33,299)
Other comprehensive gain before reclassifications	11,249	4,954	4,998	21,201
Amounts reclassified from accumulated other comprehensive income (loss)	(2,095)	(2,469)	—	(4,564)
Net current-period other comprehensive loss	9,154	2,485	4,998	16,637
Ending balance	$13,285	$4,836	$(34,783)	$(16,662)

ac.Recently adopted accounting standards:
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
On January 1, 2022, the Company adopted ASU 2020-06 using, the modified retrospective method. The Company recognized a cumulative effect of initially applying ASU 2020-06 as an adjustment to the January 1, 2022 opening balance of accumulated deficit. The Company combined the previously separated equity component with the liability component, which together is classified as debt, thereby eliminating the subsequent amortization of the debt discount as interest expense. Similarly, the portion of issuance costs previously allocated to equity was reclassified to debt and amortized as interest expense. Accordingly, the Company recorded as of January 1, 2022 an increase to retained earnings of approximately $7,331, a decrease to additional paid-in capital of $28,816, an increase to long-term debt of $24,758, a decrease to deferred tax liabilities of $2,937, and an increase in debt issuance costs of $336. There will be an impact to earnings per share as a result of the adoption based on the if-converted method if the Company average share price will exceed the conversion price of $299.19 of the 2020 Notes, then there will be an impact to earnings per share for the dilution impact above the conversion price as a result of the adoption based on the if-converted method. The prior period consolidated financial statements have not been retrospectively adjusted and continue to be reported under the accounting standards in effect for those periods.
NOTE 3:-    SHORT-TERM INVESTMENTS
Short-term investments include marketable securities in the amount of $1,012,286 and $1,041,589 as of December 31, 2022 and 2021, respectively and short-term bank deposits in the amounts of $29,657 and $4,507 as of December 31, 2022 and 2021, respectively.

The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of available-for-sale marketable securities as of December 31, 2022 and 2021:

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Estimated fair value (Level 2 within the fair value hierarchy)
	December 31,		December 31,		December 31,		December 31,
	2022	2021	2022	2021	2022	2021	2022	2021
Corporate debentures	$986,803	$1,012,615	$180	$3,883	$(37,408)	$(5,560)	$949,574	$1,010,939
U.S. Treasuries	42,317	14,658	96	156	(984)	—	41,428	14,815
U.S. Government Agencies	22,238	16,005	12	—	(968)	(169)	21,284	15,835
	$1,051,358	$1,043,278	$288	$4,039	$(39,360)	$(5,729)	$1,012,286	$1,041,589
The scheduled maturities of available-for-sale marketable securities as of December 31, 2022 are as follows:

	Amortized cost	Estimated fair value
Due within one year	$347,284	$340,514
Due after one year through five years	704,074	671,772
	$1,051,358	$1,012,286
Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values as of December 31, 2022 and 2021 are as indicated in the following tables:

	December 31, 2022
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debentures	$404,393	$(14,198)	$508,180	$(23,210)	$912,573	$(37,408)
U.S. Treasuries	32,501	(984)	—	—	32,501	(984)
U.S. Government Agencies	3,344	(157)	15,195	(811)	18,539	(968)
	$440,238	$(15,339)	$523,375	$(24,021)	$963,613	$(39,360)

	December 31, 2021
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debentures	$494,731	$(4,413)	$156,840	$(1,147)	$651,571	$(5,560)
U.S. Treasuries	—	—	—	—	—	—
U.S. Government Agencies	15,835	(169)	—	—	15,835	(169)
	$510,566	$(4,582)	$156,840	$(1,147)	$667,406	$(5,729)

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 4:-    PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2022	2021
Government authorities	$88,790	$93,505
Interest receivable	869	4,992
Prepaid expenses	95,088	76,709
Other	20,007	9,398
	$204,754	$184,604

NOTE 5:-    PREPAID EXPENSES AND OTHER LONG-TERM ASSETS

	December 31,
	2022	2021
Deferred commission costs	$138,861	$138,343
Severance pay fund	11,967	13,180
Prepaid expenses	74,819	66,882
Other	5,849	6,039
	$231,496	$224,445

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 6:-    PROPERTY AND EQUIPMENT, NET

	December 31,
	2022	2021
Cost:
Computers and peripheral equipment	$231,714	$207,843
Internal use software	247,763	191,697
Office furniture and equipment	6,460	6,585
Leasehold improvements	59,796	56,835
	545,733	462,960
Accumulated depreciation:
Computers and peripheral equipment	186,146	162,487
Internal use software	147,657	109,501
Office furniture and equipment	5,103	3,529
Leasehold improvements	47,542	41,789
	386,448	317,306
Depreciated cost	$159,285	$145,654

Depreciation expense totaled $71,460, $65,411 and $67,892 for the years ended December 31, 2022, 2021 and 2020, respectively.
The Company recorded a reduction of $8,279 and $12,322 to the cost and accumulated depreciation of fully depreciated equipment and leasehold improvements no longer in use for the years ended December 31, 2022 and 2021, respectively.
NOTE 7:-    OTHER INTANGIBLE ASSETS, NET
a.Finite-lived other intangible assets:

	December 31,
	2022	2021
Original amounts:
Core technology	$674,729	$665,555
Customer relationships, backlog and distribution network	296,712	288,755
Trademarks	44,899	44,440
	1,016,340	998,750
Accumulated amortization:
Core technology	503,421	428,880
Customer relationships, backlog and distribution network	270,280	246,609
Trademarks	33,034	27,883
	806,735	703,372
Other intangible assets, net	$209,605	$295,378

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 7:- OTHER INTANGIBLE ASSETS, NET (Cont.)
b.Amortization expense amounted to $105,086, $118,681 and $114,134 for the years ended December 31, 2022, 2021 and 2020, respectively.
c.Estimated amortization expense:

For the year ended December 31,
2023	$91,333
2024	70,720
2025	24,368
2026	16,179
2027	5,723
Thereafter	1,282
$209,605

NOTE 8:-    GOODWILL
Following the Company's acquisitions in 2022 and 2021, as described in Note 1b, the changes in the carrying amount of goodwill allocated to reportable segments for the years ended December 31, 2022 and 2021 are as follows:

	Year ended December 31, 2022
	Customer Engagement	Financial Crime and Compliance	Total
As of January 1, 2022	$1,257,149	$349,607	$1,606,756
Acquisitions (*)	27,763		27,763
Functional currency translation adjustments	(15,302)	(2,099)	(17,401)
As of December 31, 2022	$1,269,610	$347,508	$1,617,118
(*)Including adjustment of $(276) resulting from finalization of purchase price allocations with respect to 2021.

	Year ended December 31, 2021
	Customer Engagement	Financial Crime and Compliance	Total
As of January 1, 2021	$1,153,023	$350,229	$1,503,252
Acquisitions	108,183	(427)	107,756
Functional currency translation adjustments	(4,057)	(195)	(4,252)
As of December 31, 2021	$1,257,149	$349,607	$1,606,756

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 9:-    ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2022	2021
Payroll and related expenses	$197,480	$232,578
Accrued expenses	141,144	112,856
Government authorities	171,217	140,443
Other	13,610	1,670
	$523,451	$487,547

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
Gains and losses on derivatives instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that are attributable to a particular risk), are recorded in accumulated other comprehensive income (loss) and reclassified into the statement of income in the same accounting period in which the designated forecasted transaction or hedged item affects earnings.
The Company entered into option and forward contracts to hedge a portion of anticipated New Israeli Shekel ("NIS"), Indian Rupee ("INR") and Philippine peso ("PHP") payroll and benefit payments. These derivative instruments are designated as cash flow hedges, as defined by ASC 815 and accordingly are measured at fair value. These transactions are effective and, as a result, gain or loss on the derivative instruments are reported as a component of accumulated other comprehensive income (loss) and reclassified as payroll expenses, facility expenses or finance expenses, respectively, at the time that the hedged income/expense is recorded.

	Notional amount		Fair value (Level 2 within the fair value hierarchy)
	December 31,		December 31,
	2022	2021	2022	2021
Forward contracts
expenses NIS	111,253	125,884	(7,862)	4,164
expenses INR	46,406	44,013	(1,379)	828
expenses PHP	11,235	705	651	(5)
	$168,894	$170,602	$(8,590)	$4,987

The Company currently hedges its exposure to the variability in future cash flows for a maximum period of one year. As of December 31, 2022, the Company expects to reclassify all of its unrealized gains and losses from accumulated other comprehensive income to earnings during the next twelve months.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:- DERIVATIVE INSTRUMENTS (Cont.)
The fair value of the Company's outstanding derivative instruments at December 31, 2022 and 2021 is summarized below:

		Fair value of derivative instruments
		December 31,
	Balance sheet line item	2022	2021
Derivative assets:
Foreign exchange forward contracts	Prepaid expenses and other current assets	651	4,992
Derivative liabilities:
Foreign exchange forward contracts	Accrued expenses and other liabilities	$(9,241)	$(5)
The effect of derivative instruments in cash flow hedging relationship on income and other comprehensive income for the years ended December 31, 2022, 2021 and 2020 is summarized below:

	Amount of gain (loss) recognized in other comprehensive income on derivative, net of tax (effective portion)
	Year Ended December 31,
	2022	2021	2020
Derivatives in foreign exchange cash flow hedging relationships:
Forward contracts	$(18,223)	$4,993	$5,901
Option contracts	—	31	(947)
	$(18,223)	$5,024	$4,954
Derivatives in foreign exchange cash flow hedging relationships for the years ended December 31, 2022, 2021 and 2020 is summarized below:

		Amount of gain (loss) reclassified from other comprehensive income into income (expenses), net of tax (effective portion)
		Year Ended December 31,
	Statements of income line item	2022	2021	2020
Option contracts to hedge payroll and facility expenses	Cost of revenues and operating expenses	$—	$(771)	$(490)
Forward contracts to hedge payroll and facility expenses	Cost of revenues, operating expenses and financial expenses	7,189	(5,157)	(1,979)
		$7,189	$(5,928)	$(2,469)

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 11:-    LEASES
The Company has entered into various non-cancelable operating lease agreements for certain office spaces and motor vehicles. The leases have original lease periods expiring between 2023 and 2037. The Company does not assume renewals in its determination of the lease term unless the renewals are considered as reasonably assured.
The operating lease cost for the year ended December 31, 2022 was $19,115.
Supplemental cash flow information related to leases was as follows:

Year ended December 31, 2022
Cash payments related to operating lease	$16,686
New right-of-use assets obtained in exchange for operating lease obligations	39,084
Maturities of lease liabilities were as follows:

Operating Leases
2023	$17,841
2024	15,562
2025	13,867
2026	13,482
2027	13,214
Thereafter	70,268
Total lease payments	144,234

Less imputed interest	(31,447)

Total	$112,787
Supplemental balance sheet information related to leases was as follows:

Year ended December 31, 2022
Current maturities of operating leases	13,525
Long-term operating leases	99,262
Total operating lease liabilities	$112,787

Weighted-average remaining operating lease term	10.82
Weighted-average discount rate of operating leases	4.96%

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 12:-    COMMITMENTS AND CONTINGENT LIABILITIES
a.Commitments:
The Company is also obligated under certain agreements with its suppliers to purchase licenses and hosting services. These non-cancelable obligations as of December 31, 2022 are $97,279.
b.Legal proceedings:
From time to time the Company or its subsidiaries may be involved in legal proceedings and/or litigation arising in the ordinary course of business. While the outcome of these matters cannot be predicted with certainty, the Company does not believe it will have a material effect on its consolidated financial position, results of operations, or cash flows.
c.Bank Guarantees:
The Company obtained bank guarantees as of December 31, 2022 of $3,893, primarily in connection with office lease agreements.
NOTE 13:-    TAXES ON INCOME
a.Israeli taxation:
1.Corporate tax:
Commencing 2012, NICE Ltd. and its Israeli subsidiary elected the Preferred Enterprise regime to apply under the Law for the Encouragement of Capital Investments (the "Investment Law"). The election is irrevocable.
In December 2016, the Israeli Knesset passed a number of changes to the Investments Law regimes. These changes came into law in May 2017, effective beginning January 1, 2017, upon the passing into law of Regulations promulgated by the Finance Ministry to implement the "Nexus Principles" based on OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project. Such Regulations provide rules for implementation of the new beneficial Preferred Technology Enterprise tax regime.
The Company believes it qualifies as a Preferred Technology Enterprise and accordingly is eligible for a tax rate of 12% on its qualifying preferred technology income, as defined in such regulations, beginning from tax year 2017 and onwards. The Company expects that it will continue to qualify as a Preferred Technology Enterprise in subsequent tax years.
Income not eligible for Preferred Enterprise or Preferred Technology Enterprise benefits is taxed at the regular corporate tax rate, which remains 23% in 2022 (23% in 2021 and 2020).
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
b.Income taxes on non-Israeli subsidiaries:
Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence. The Company's consolidated tax rate depends on the geographical mix of where its profits are earned. In 2022, the Company's U.S. subsidiaries are subject to combined federal and state income taxes of approximately 24.9% and its subsidiaries in the U.K. and India are subject to corporation tax at a rate of approximately 19% and 17.5%, respectively. Neither Israeli income taxes, foreign withholding taxes nor deferred income taxes were provided in relation to undistributed earnings of the Company's foreign subsidiaries. This is because the Company has the intent and ability to reinvest these earnings indefinitely in the foreign subsidiaries and therefore those earnings are continually redeployed in those jurisdictions. As of December 31, 2022, the amount of undistributed earnings of non-Israeli subsidiaries, which is considered indefinitely reinvested, was $1,348,664 with a corresponding unrecognized deferred tax liability of $179,608. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes, subject to an adjustment for foreign tax credits, and foreign withholding taxes.
c.U.S. Tax:
On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (the "U.S. Tax Reform" or "TCJA"), a comprehensive tax legislation that includes several key tax changes to the taxation of business entities, among which is the change to IRS Section 174, that went into effect for taxable years beginning after December 31, 2021, requiring research and development expenses to be capitalized and amortized over a period of either five or fifteen years. Prior to this change, the research and development expenses could be fully expensed, as incurred, for tax purposes.

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

d.Net operating loss carryforward:
As of December 31, 2022, the Company and certain of its subsidiaries had tax loss carry-forwards totaling in aggregate approximately $216,493, which can be carried forward and offset against taxable income. Approximately $121,424 of these carry-forward tax losses have no expiration date, with the balance expiring between the years 2023 and 2041.
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

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)

	December 31,
	2022	2021
Deferred tax assets:
Net operating losses carryforward and tax credits	$51,924	$50,551
Intra-entity transfer of certain intangible assets (*)	17,252	18,986
Operating leases liabilities	22,878	22,454
Share based payments	38,206	28,721
Research and development costs	62,695	21,643
Reserves, allowances and other	54,774	47,405
Deferred tax assets before valuation allowance	247,729	189,760
Valuation allowance	(12,569)	(10,464)
Deferred tax assets	235,160	179,296

Deferred tax liabilities:
Acquired intangibles	(43,385)	(59,678)
Operating lease right-of-use assets	(20,160)	(19,001)
Acquired deferred revenue	(565)	(1,907)
Internal use software and other fixed assets	(24,766)	(16,835)
Prepaid compensation expenses	(36,724)	(30,788)
Debt	—	(2,937)
Other	(7)	(333)
Deferred tax liabilities	(125,607)	(131,479)

Deferred tax assets, net	$109,553	$47,817
(*) During the years ended December 31, 2021 and 2020, the Company completed intra-entity transfers of certain intangible assets to a different tax jurisdiction. As a result of the transfers, the Company utilized net operating losses carried forward, incurred a tax expense on capital gain, released valuation allowances and recorded a deferred tax asset.

	December 31,
	2022	2021
Deferred tax assets	$116,889	$55,246
Deferred tax liabilities	(7,336)	(7,429)
Deferred tax assets, net	$109,553	$47,817
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)
f.A reconciliation of the Company's effective tax rate to the statutory tax rate in Israel is as follows:

	Year Ended December 31,
	2022	2021	2020
Income before taxes on income, as reported in the consolidated statements of income	$345,332	$240,619	$237,188
Statutory tax rate in Israel	23.0%	23.0%	23.0%
Preferred Enterprise / Preferred Technology Enterprise benefits (*)	(3.3)%	(2.2)%	(3.8)%
Changes in valuation allowance	0.5%	1.0%	0.5%
Earnings taxed under foreign law	0.7%	0.2%	(0.5)%
Tax settlements and other adjustments	0.4%	(1.8)%	(0.6)%
Intangible assets transfer	—%	(1.7)%	0.1%
Other	1.7%	(1.3)%	(1.5)%
Effective tax rate	23.0%	17.2%	17.2%
(*) The effect of the benefit resulting from the "Preferred Enterprise/Preferred Technology Enterprise benefits" status on net earnings per ordinary share is as follows

	Year Ended December 31,
	2022	2021	2020
Basic	$0.18	$0.08	$0.15
Diluted	$0.19	$0.08	$0.14
g.Income before taxes on income is comprised as follows:

	Year Ended December 31,
	2022	2021	2020
Domestic	$102,500	$53,703	$87,008
Foreign	242,832	186,916	150,180
	$345,332	$240,619	$237,188

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)
h.Taxes on income (tax benefit) are comprised as follows:

	Year Ended December 31,
	2022	2021	2020
Current	$132,129	$80,903	$74,096
Deferred	(52,742)	(39,507)	(33,254)

	79,387	41,396	40,842

Domestic	28,853	16,171	15,995
Foreign	50,534	25,225	24,847

	$79,387	$41,396	$40,842
Of which:

	Year Ended December 31,
	2022	2021	2020
Domestic taxes:
Current	$29,576	$27,400	$22,323
Deferred	(723)	(11,229)	(6,328)

	28,853	16,171	15,995
Foreign taxes:
Current	102,553	53,503	51,773
Deferred	(52,019)	(28,278)	(26,926)

	50,534	25,225	24,847

Taxes on income	$79,387	$41,396	$40,842

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)
i.Uncertain tax positions:
A reconciliation of the beginning and ending balances of the total amounts of uncertain tax position is as follows:

	December 31,
	2022	2021
Uncertain tax positions, beginning of year	$77,047	$73,256
Increases in tax positions for prior years	2,729	3,190
Increases in tax positions for current year	6,031	9,248
Settlements	—	—
Expiry of the statute of limitations	(5,802)	(8,647)

Uncertain tax positions, end of year	$80,005	$77,047
The Company accrued $22,285 and $14,495 due to interest and penalties related to uncertain tax positions as of December 31, 2022 and 2021, respectively.
During the course of 2019, upon receipt of an information letter, the Company's United Kingdom Subsidiary Group elected to register for the United Kingdom Profits Diversion Compliance Facility, covering the years 2015-2018. During December 2021 and 2022, this was extended to include the years 2019 and 2020 respectively. NICE Ltd. is currently in the process of routine Israeli income tax audits for the tax years 2017 through 2019, and on February 25, 2021 received an Order of Final Assessment from the Israeli Tax Authorities for the tax year 2014 in the sum of $16,000, on February 28, 2022 received an Order of Final Assessment for the tax year 2015 in the sum of $14,675 and on February 20, 2023 received an Order of Final Assessment for the tax year 2016 in the sum of $8,784 (refer to Note 19). As of December 31, 2022, U.S. federal income tax returns filed by the Company's U.S. subsidiaries for the tax years prior to 2019 are no longer subject to general audit. To the extent the Company or its subsidiaries generated net operating losses or tax credits in closed tax years, future use of the net operating loss or tax credit carry forward balance would be subject to examination within the relevant statute of limitations for the year in which it was utilized. The Company and its subsidiaries are still subject to other income tax audits for the tax years of 2011 through 2021.
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
During 2022, the Company granted 1,070,401 options and restricted share units under the 2016 Plan (which constituted 1.68% of the Company issued and outstanding share capital as of December 31, 2021).
Pursuant to the terms of the acquisitions of, Nexidia, inContact, Guardian Analytics and ContactEngine, the Company assumed or replaced unvested options, RSAs and RSUs and converted them or replaced them with the Company's options, RSAs and RSUs, as applicable, based on an agreed exchange ratio. Each assumed or replaced option, RSA and RSU is subject to the same terms and conditions, including vesting, exercisability and expiration, as originally applied to any such option, RSA and RSU immediately prior to the acquisition.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:- SHAREHOLDERS' EQUITY (Cont.)
The fair value of the Company's stock options granted to employees and directors for the years ended December 31, 2022, 2021 and 2020 was estimated using the following assumptions:

	2022	2021	2020
Expected volatility	29.45%-34.11%	26.21%-27.87%	0.00%-25.79%
Risk free interest rate	1.78%-4.15%	0.30%-0.93%	0.00%-0.86%
Expected dividend	$—	—	—
Expected term (in years)	3.5	3.5	3.5
A summary of the Company's stock options activity and related information for the year ended December 31, 2022, is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at January 1, 2022	1,108,652	21.20	4.42	313,083
Granted	386,219	13.90
Exercised	(213,951)	3.58
Cancelled	(1,007)	27.76
Forfeited	(99,941)	0.43

Outstanding at December 31, 2022	1,179,972	23.76	4.31	200,905

Exercisable at December 31, 2022	436,520	57.66	2.90	60,737
The weighted-average grant-date fair value of options granted during the years 2022, 2021 and 2020 was $198.41, $243.34 and $192.44, respectively.
The total intrinsic value of options exercised, and restricted shares vested during the years 2022, 2021 and 2020 was $178,693, $189,408 and $180,234, respectively.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:- SHAREHOLDERS' EQUITY (Cont.)
The options outstanding under the Company's stock option plans as of December 31, 2022, have been separated into ranges of exercise price as follows:

Ranges of exercise price	Options outstanding as of December 31, 2022	Weighted average remaining contractual term	Weighted average exercise price	Options Exercisable as of December 31, 2022	Weighted average exercise price of options exercisable
		(Years)	$		$
$0.27 - 0.32	1,006,545	4.52	0.29	276,744	0.29
$6.82 -7.18	1,521	1.04	7.03	1,521	7.03
$20.44 - 24.99	2,159	4.98	21.73	2,157	21.73
$38.06 - 54.51	3,534	3.45	45.48	3,215	44.59
$79.21 - 96.74	47,259	0.97	88.69	47,259	88.69
$151.63 - 224.18	95,378	3.79	187.19	82,048	185.52
$232.20	23,576	4.32	232.20	23,576	232.20

	1,179,972	4.31	23.76	436,520	57.66
A summary of the Company's RSU and the Company's RSA activities and related information for the year ended December 31, 2022, is as follows:

Number of RSU and RSA (*)
Outstanding at January 1, 2022	1,609,009
Granted	684,182
Vested	(626,815)
Forfeited	(142,153)

Outstanding at December 31, 2022	1,524,223
(*) NIS 1.0 par value, which represents approximately $0.29.
The weighted-average grant-date fair value of restricted shares granted during the year 2022 was $221.49.
As of December 31, 2022, the total compensation cost related to non-vested awards not yet recognized was approximately $286,034, which is expected to be recognized over a period of up to four years.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:- SHAREHOLDERS' EQUITY (Cont.)
The total equity-based compensation expense related to all of the Company's equity-based awards recognized for the years ended December 31, 2022, 2021 and 2020 was comprised as follows:

	Year ended December 31,
	2022	2021	2020
Cost of revenues	$18,535	$17,879	$11,313
Research and development, net	39,747	28,558	13,668
Selling and marketing	57,114	42,021	30,262
General and administrative	73,492	67,914	48,221

Total stock-based compensation expenses	$188,888	$156,372	$103,464
c.Treasury shares:
On February 12, 2020, our Board of Directors authorized a program to repurchase up to $200,000 of our issued and outstanding ordinary shares and ADRs, which commenced following completion of the repurchase program that was authorized by our Board of Directors in 2017.On November 9, 2022, our Board of Directors authorized an additional program to repurchase up to $250,000 of our issued and outstanding ordinary shares and ADRs, which commenced following completion of the program that was authorized in 2020. Repurchases may be made from time to time in the open market or in privately negotiated transactions in accordance with applicable securities laws and regulations. The timing and amount of the repurchase transactions will be determined by management and may depend on a variety of factors including market conditions, alternative investment opportunities and other considerations.
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

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:- DEBT (Cont.)
Interest expense related to the liability for the year ended December 31, 2020 were as follows:

Year Ended 12/31/2020
Amortization of debt issuance costs	$1,687
Interest expense	3,848

Total interest expense recognized	$5,535

Effective interest rate	2.11%
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

Exchangeable Senior Notes and Hedging Transactions
2017 Notes
In January 2017, the Company issued $287,500 aggregate principal amount of 2017 Notes due 2024.
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
As of December 31, 2022, and 2021, the Share Price Condition for the 2017 Notes was triggered and, accordingly, the net carrying amount of these 2017 Notes was presented in current liabilities.
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
As a result of the requirement to deliver cash to settle the principal and any premium due upon conversion, on December 31, 2021, the Company reclassified from equity to liability the conversion option (a derivative) fair value of $292,940. The conversion option will be no longer eligible for ASC 815 scope exception. Therefore, a derivative accounting for the conversion option was required.

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
The Company received notices for conversion of $195,342 and $2,039 of principal amount of the 2017 Notes in 2021 and 2022, respectively, for which $177,308 and $20,132 were settled in 2021 and 2022, respectively. The Company paid the note holders the conversion value of the notes in cash. The cash conversion premium payment upon conversion of the 2017 Notes was offset by cash under the convertible bond hedge transaction (a derivative) entered into in connection with the offering of the 2017 Notes. As a result of the conversions, the Company recorded in 2021 and 2022, respectively a $13,969 and $1,206 loss on extinguishment of debt.
2020 Notes
On August 2020, the Company issued $460,000 aggregate principal amount of exchangeable senior notes (the "2020 Notes" and together with the 2017 Notes, the "Notes") due 2025.
In the event that the Share Price Condition is satisfied or in the event of the satisfaction of certain other conditions, during set periods, set forth in the indenture governing the 2020 Notes, the holders of the exchangeable senior notes will have the option to exchange the Notes for (at the Company's election) (i) cash, (ii) ADSs or (iii) a combination thereof.
On December 31, 2021, the Company irrevocably elected that all conversions occurring on or after December 31, 2021, will be settled pursuant to a Combination Settlement (as defined in the 2020 Indenture) with a Specified Dollar Amount (as defined in the 2020 Indenture) no less than $1,000 per $1,000 principal amount of 2020 Notes. Generally, under this settlement method, the conversion value corresponding to the principal amount will be converted in cash, and the conversion value over the principal amount will be settled, at the Company’s election, in cash or shares or a combination thereof.
The 2020 Notes are redeemable by the Company on or after September 21, 2023 upon the fulfillment of the Share Price Condition for cash in relation to the principal amount, and the conversion value over the principal amount will be settled, at the Company's election, in (i) cash, (ii) ADSs or (iii) a combination thereof, apart from certain cases as set forth in the indenture governing the Notes.
The 2020 Notes do not bear interest, however, the remaining debt discount is being amortized as additional non-cash interest expense using an effective annual interest rate.
Debt issuance costs of $8,574 attributable to the 2020 Notes are amortized as interest expense over the contractual term of the 2020 Notes using the effective interest rate.
The Company may provide additional ADSs upon conversion if there is a "Make-Whole Fundamental Change" in the Company as defined in the indenture governing the 2020 Notes.
The following table summarizes some key facts and terms regarding the outstanding Notes:

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:- DEBT (Cont.)

	Due 2025	Due 2024
Issuance date	August 27, 2020	January 18, 2017
Maturity date	September 15, 2025	January 15, 2024
Effective conversion date	June 15, 2025	September 15, 2023
Principal amount	$460,000	$90,055
Cash coupon rate (per annum)	—%	1.25%
Conversion rate effective (per $1000 principal amount)	$3.34	$12.05
Effective conversion price (per ADS)	$299.19	$82.96
The carrying values of the liability and equity components of the Notes are reflected in the Company's accompanying consolidated balance sheets as follows:

	2020 Notes		2017 Notes
	December 31,		December 31,
	2022	2021	2022	2021
Principal	$460,000	$460,000	$90,055	$110,187
Conversion option (Level 2)	—		122,323	$292,940
Less:
Debt issuance costs, net of amortization	(4,618)	(5,975)	(335)	(780)
Unamortized discount	—	(24,758)	(2,751)	(6,401)

Net liability carrying amount	$455,382	$429,267	$209,292	$395,946
Equity component - net carrying value	$—	$32,746	$—	$—
As of December 31, 2022, the estimated fair value of the 2017 Notes and the 2020 Notes which the Company has classified as Level 2 financial instruments are $207,169 ($405,410 as of December 31, 2021) and $433,113 ($554,410 as of December 31, 2021), respectively.
The estimated fair value was determined based on the quoted bid price of the exchangeable senior notes in an over-the-counter market on the last trading day of the reporting period. As of December 31, 2022, the difference between the net carrying amount of the 2020 Notes and estimated fair value is mainly due to the interest increase in global markets.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:- DEBT (Cont.)
Interest expense related to the Notes is reflected on the accompanying consolidated statements of income as follows:

	2020 Notes			2017 Notes
	Year Ended December 31,			Year Ended December 31,
	2022	2021	2020	2022	2021	2020
Amortization of debt issuance costs	$1,693	$1,485	$492	$303	$608	$820
Non-cash amortization of debt discount	—	6,471	2,165	2,587	5,986	7,483
Interest expense	—	—	—	1,127	1,891	3,594
Loss in respect of convertible loan extinguishment	—	—	—	1,206	13,969	—
Total interest expense recognized	$1,693	$7,956	$2,657	$5,223	$22,454	$11,897
Effective interest rate	0.37%	1.87%	1.87%	4.65%	4.68%	4.68%
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
As a result of the irrevocable cash election, on December 31, 2021, the Company reclassified from equity to derivative asset the remaining bond hedge fair value of $292,940 (Level 2)

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 16:-    REPORTABLE SEGMENTS AND GEOGRAPHICAL INFORMATION
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

	Year ended December 31, 2022
	Customer Engagement (1)	Financial Crime and Compliance	Not allocated	Total
Revenues	$1,768,804	$412,490	$—	2,181,294

Operating income	$343,892	$159,298	$(168,017)	335,173

	Year ended December 31, 2021
	Customer Engagement (1)	Financial Crime and Compliance	Not allocated	Total
Revenues	$1,572,176	$348,974	$—	$1,921,150

Operating income	$316,760	$104,080	$(156,931)	$263,909

	Year ended December 31, 2020
	Customer Engagement (1)	Financial Crime and Compliance (2)	Not allocated	Total
Revenues	$1,347,511	$300,505	$—	$1,648,016

Operating income	$268,010	$93,272	$(119,235)	$242,047
(1)Includes the results of companies which were acquired in the years 2022, 2021 and 2020 and are being integrated within the Customer Engagement segment.
(2)Includes the results of companies which were acquired in the year 2020 and have been integrated within the Financial Crime and Compliance segment.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 16:- REPORTABLE SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)
The following table presents property and equipment as of December 31, 2022 and 2021, based on operational segments:

	December 31,
	2022	2021
Customer Engagement	$125,781	$118,557
Financial Crime and Compliance	32,070	25,378
Non-allocated	1,434	1,719

	159,285	$145,654
b.Geographical information:
Total revenues from external customers on the basis of the Company's geographical areas are as follows:

	Year Ended December 31,
	2022	2021	2020
Americas, principally the US	$1,802,192	$1,566,807	$1,353,278
EMEA (*)	245,198	236,122	180,177
Israel	4,484	3,839	4,368
Asia Pacific	129,420	114,382	110,193

	$2,181,294	$1,921,150	$1,648,016
The following presents property and equipment and operating lease right-of-use assets as of December 31, 2022 and 2021, based on geographical areas:

	December 31,
	2022	2021
Americas, principally the US	$127,289	$138,285
EMEA (*)	4,669	6,987
Israel	112,702	69,767
Asia Pacific	17,518	15,670

	$262,178	$230,709
(*) Includes Europe, the Middle East (excluding Israel) and Africa.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 17:-    SELECTED STATEMENTS OF INCOME DATA
a.Research and development, net:

	Year Ended December 31,
	2022	2021	2020
Total costs	$364,654	$319,083	$261,105
Less - grants and participations	(2,414)	(2,118)	(2,347)
Less - capitalization of software development costs	(56,167)	(45,778)	(40,576)

	$306,073	$271,187	$218,182
b.Financial expenses and other, net:

	Year Ended December 31,
	2022	2021	2020
Financial income:
Interest and amortization/accretion of premium/discount on marketable securities, net	$13,659	$13,751	$17,596
Interest	4,720	200	1,543

	18,379	13,951	19,139
Financial expenses:
Interest	(1,127)	(10,061)	(7,770)
Loss in respect of debt extinguishment	(1,206)	(13,969)	—
Debt issuance costs amortization	(1,996)	(610)	(3,650)
Exchangeable senior notes amortization of discount	(2,587)	(5,708)	(9,648)
Exchange rates differences	(301)	(4,131)	(41)
Other	(2,774)	(2,958)	(2,731)

	(9,991)	(37,437)	(23,840)

Other (expenses) Income, net	1,771	196	(158)

	$10,159	$(23,290)	$(4,859)
c.Net earnings per share:
The following table sets forth the computation of basic and diluted net earnings per share:
1.Numerator:

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 17:- SELECTED STATEMENTS OF INCOME DATA (Cont.)

	Year Ended December 31,
	2022	2021	2020
Net income to ordinary shareholders	$265,945	$199,223	$196,346
2.Denominator (in thousands):

	Year Ended December 31,
	2022	2021	2020
Denominator for basic net earnings per share:
Weighted average number of shares (thousand)	63,790	63,189	62,710
Effect of dilutive securities:
Add - employee stock options and RSU	894	1,605	1,611
Warrants issued in the exchangeable notes transaction	1,781	2,102	1,635

Denominator for diluted net earnings per share - adjusted weighted average shares (thousand)	66,465	66,896	65,956
NOTE 18:-    RELATED PARTY BALANCES AND TRANSACTIONS
In 2021, the Company acquired an additional 20% in the 2020 Subsidiary for a total consideration of approximately $14,000. The amount paid to the 2020 Subsidiary's CEO in connection with this purchase was $4,850. As of December 31, 2022 and 2021, the 2020 Subsidiary's CEO holds 12.04% of the 2020 Subsidiary, which reflects $5,373 and $5,186 of the non-controlling amount on the balance sheet as of December 31, 2022 and 2021, respectively.
NOTE 19:-    SUBSEQUENT EVENTS
During February 2023, the Company received formal requests to exchange 2017 Notes in an aggregated principal amount of $1,535. The Company is required to settle all these requests in cash, during the second quarter of 2023. See Note 15 for further information regarding the 2017 Notes.
On February 20, 2023, NICE Ltd received. an Order of Final Assessment for the 2016 tax year, in the sum of $8,784, from the Israeli Tax Authorities. The Company has provided an amount it believes is sufficient for what it believes will be the final settlement amount within its provision for income taxes and our tax estimates.

On February 23, 2023, the Company announced plans to fully execute in its entirety the $250,000 share repurchase program announced in the fourth quarter by the end of 2023(See Note 14c for additional information).

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NICE LTD.

	By:	/s/ Barak Eilam
Barak Eilam
Chief Executive Officer
Date: March 30, 2023