Form 20-F
period 2023-12-31
NICE Ltd.
filed 2024-03-27
CIK 1003935

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
None

(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 62,870,669 Ordinary Shares, par value NIS 1.00 per share (which excludes 11,904,158 treasury shares)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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

In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. Many factors could cause the actual results, performance or achievements of NICE to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, competition with existing or new competitors, the success and growth of our cloud Software-as-a-Service business, successful execution of our growth strategy, difficulties in making additional acquisitions or effectively integrating acquired operations, dependency on third-party cloud computing platform providers, hosting facilities and service partners, rapidly changing technology (including Artificial Intelligence), cyber security attacks or other security breaches, privacy concerns and legislation, our ability to recruit and retain qualified personnel, changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geopolitical conditions, such as the conflicts in the Middle East, that may disrupt our business and the global economy and various other factors, both referenced and not referenced in this annual report. These risks are more fully described under Item 3, “Key Information – Risk Factors” of this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. All forward-looking statements are made only as of the date hereof. NICE does not intend or assume any obligation to update these forward-looking statements. Investors should bear this in mind as they consider forward-looking statements and whether to invest or remain invested in NICE’s securities.

In this annual report, all references to “NICE,” “we,” “us,” “our” or the “Company” are to NICE Ltd., a company organized under the laws of the State of Israel, and its wholly-owned subsidiaries. For a list of our significant subsidiaries, please refer to Item 4.C, “Organizational Structure” of this annual report.

In this annual report, unless otherwise specified or unless the context otherwise requires, all references to “$” or “dollars” are to U.S. Dollars, all references to “EUR” are to Euros, all references to “GBP” are to British Pounds, all references to “CHF” are to Swiss Francs, all references to “NIS” are to New Israeli Shekels, all references to “INR” are to Indian Rupees, all references to “PHP” are to Philippine peso, all references to “AUD” are to Australian Dollar, all references to “JPY” are to Japanese Yen, all references to “SGD” are to Singapore Dollar, and all references to “COP” are to Colombian Peso. Except as otherwise indicated, the financial statements of and information regarding NICE are presented in U.S. dollars.
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
The markets for our products, solutions and related services (also referred to elsewhere in this document as our “offerings”) are, in general, highly competitive. Our competitors include a number of large, established software development vendors. Some of our principal competitors or potential competitors may have advantages over us, including greater resources, a broader portfolio of products, applications and services, greater brand recognition, larger patent and intellectual property portfolios and access to a larger customer base. These potential advantages could enable our competitors to better adapt to new market trends, emerging technologies including Artificial Intelligence ("AI"), or customer requirements, or devote more resources to the marketing and sale of their products and services.
Additional competition from existing and new potential entrants to our markets, including new technology vendors competing in specific areas of our business or specific industry verticals, may lead to the widespread availability and standardization of some of the products and services we provide, which could result in the commoditization of our products and services, reduce the demand for our products and services, and drive us to lower our prices.

Additionally, prices of our offerings may decrease throughout the market due to competitive pressures, including by adoption of different approaches to pricing or different pricing models, which may be necessary in light of the potential of conversational AI-based solutions to shift the market from agent-based pricing to interaction-based pricing, or alternatively during times of economic difficulty. This could have a negative effect on our gross profit and results of operations.

In recent years, players in adjacent markets have increased their presence in our markets through internal development, partnerships and acquisitions. Infrastructure and/or enterprise software vendors, such as Customer Relationship Management (“CRM”) vendors, as well as Unified Communications as a Service (“UCaaS”), video collaboration providers, Platform as a Service (“PaaS”) vendors, pure digital as well as pure Conversational-AI vendors, have entered or may decide in the future to enter our market space, or build or acquire contact center as a Service (“CCaaS”) solutions and compete with us by offering comprehensive solutions and/or platforms. Moreover, as the investment in, and the shift to the use of Generative AI technologies continue to grow, we may experience increased competition by vertical solutions’ players expanding their portfolios in the digital CX market. We may also experience increased competition if large horizontal analytics providers and domain specific competitors in adjacent markets enter or increase their presence in the Financial Crime and Compliance markets. Some of these vendors may be well recognized by broadly known brand names, which can serve as an advantage as they enter or increase their presence in our market space. If we are not able to compete effectively with these market entrants or other competitors, we may lose market share and our business, financial condition or results of operations could be adversely affected.

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
Successful marketing of our offerings to our customers and partners will be critical to our ability to maintain growth and our competitive positioning. We cannot assure that our offerings or existing partnerships will allow us to compete successfully. The market for some of our solutions is highly fragmented and includes a broad range of product offerings, features and capabilities. Consolidation through mergers and acquisitions, or alliances formed, among our competitors in this market, could substantially influence our competitive position, especially if they will enable our competitors to offer a competitive comprehensive platform solution.
As we expand into new markets and geographies, we are faced with new challenges, including new competition, which may possess specific assets, relationships, know-how, technologies, and/or different pricing strategies, that enable our competitors to better respond to market trends or customer requirements or devote greater resources to the development, promotion and sale of their products and services.

Our inability to respond to the rapid technological changes and frequent new products, services and business models introductions in the markets in which we operate and address the related risks, may have a material adverse effect on our results from operations and/or competitive position.
We operate in several markets, each characterized by rapidly changing technology, new product, services, business models introductions and evolving industry standards. These changes might exert price pressures on our offerings or render them obsolete. Our markets are also characterized by consistent demand for state-of-the-art technology and products. Existing and potential competitors might introduce new and enhanced products and services that could adversely affect the competitive position of our offerings.
We are making investments in AI based capabilities to enhance our offerings. AI technologies are rapidly evolving and may present several risks, including factual errors or inaccuracies in the work product developed with AI, ethical risks related to biases in the algorithm or programming, privacy and security concerns as well as risks related to confidentiality and intellectual property rights. The use of AI tools or any failure to address the responsible use of AI technology may result in potential financial or reputational harm.

We believe that our ability to anticipate changes in technology and industry standards and to successfully develop and introduce new, enhanced and differentiated products and services, on a timely basis, in each of the markets in which we operate, is a critical factor in our ability to grow our business. As a result, we expect to continue to make significant expenditures on research and development, particularly with respect to new software applications which are continuously required in all our business areas, as well as investments in AI and Generative AI related initiatives. In the event that we do not anticipate changes in technology or industry practices or fail to timely address market needs or not be able to develop new products and services that are in demand, or should customer adoption of new technologies be slower than we anticipate, or should our competitors introduce new and enhanced products incorporating AI more rapidly and/or successfully than us, the competitive position of our offerings may be adversely affected and we may lose market share and our results of operations may be materially adversely affected.

In addition, some of our offerings must readily integrate with customers' systems of record and data sources, consumer facing front-office applications and back-office business operations systems. Any changes to these third-party systems could require us to redesign our products, and any such redesign might not be possible on a timely basis or achieve market acceptance.
We cannot assure that the market or demand for our offerings will be sustained or grow as rapidly, that we will be successful in the development, adoption, and implementation of new technologies, products and applications, including in relation to products incorporating AI, that such new products and applications will achieve market acceptance and be competitive in technology and price and responsive to customer needs, or that the introduction of new products, services or technological developments by others, including AI based technologies, will not render our products and services obsolete or require adjustments in our products and services and/or business model in order to address the impact of such technological developments in relevant markets. Moreover, the market acceptance of AI-based products and services may expedite certain AI related trends in those markets. Such trends, if adopted on a large scale, may reduce the demand for certain solutions and limit the revenues generated from our offerings. If any of the above occurs, our business, financial condition and results of operations could be materially adversely affected.

We may not be able to maintain and further expand the growth and/or profitability of our cloud business.
Our Software-as-a-Service (“SaaS”, also referred to as “cloud”) business, in both our Customer Engagement and Financial Crime and Compliance markets, has grown significantly, and therefore we are more dependent now on the success of this area of our business. If we are not able to compete effectively, generate significant revenues or maintain the profitability of our cloud business or if we do not successfully execute our cloud strategy or anticipate the needs of our customers, including in relation to the pace of adoption of cloud solutions as well as AI-based offerings by large enterprises, our revenues could decline and our reputation may be adversely affected.

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

Some of our products and solutions utilize the cloud services of AI accelerators which, due to growing market demand for AI-based offerings, may become difficult to get access to or to obtain on commercially reasonable terms. The inability to obtain access to the required capacity for AI processing could limit our ability to deliver and expand growth in our AI-based offerings. This limitation could also result in deterioration of our cloud profitability.
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
We may not be able to compensate for loss of on-premises business with the continued shift to cloud based offerings.
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
Our strategy is to continue investing in, enhancing and securing our business and operations and growing our business, both organically and through acquisitions. Investments in, among other things, new markets, products, solutions, and technologies, research and development, infrastructure and systems, geographic expansion, and additional qualified and experienced personnel, are critical to achieving our growth strategy. Growth of our revenue depends on the success of all these factors, including our ability to capture market share, maintain and grow revenues from existing customers, attract new customers, develop our strategic partnerships, introduce our offerings to new global markets, strengthen and improve our offerings through significant investments in research and developments and successfully consummate and integrate acquisitions.

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

Our voice solutions currently generate, and in recent years have generated, a significant portion of our revenues, and we will continue to rely on the sales of our voice solutions and recurring revenues, such as subscription and maintenance services, in the next several years. The trend of enterprise customers moving from voice to other means of communication with the enterprise (such as self-service, e-mail, messaging applications, social media and chat) may result in a reduction in the demand for our voice platform and applications. Although our product portfolio caters to the changing demands in alternative communication channels and we have experienced growth in our digital channel solutions, there can be no assurance that customers will adopt our solution for other communication channels to compensate for such possible decline in demand for our voice solutions. Therefore, a significant decline in the voice solutions market may have a material adverse effect on revenues generated from our voice solutions, which may have a material adverse effect on our business, financial condition or results of operations.

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

We may require significant financing to complete an acquisition or investment, whether through bank loans, raising of debt or otherwise. We cannot assure that such financing options will be available to us or on terms we find reasonable. In addition, if we consummate one or more significant acquisitions in which the consideration consists, in whole or in part, of our ordinary shares or American Depositary Shares (“ADSs”) representing our ordinary shares, our shareholders may suffer immediate dilution of their interests in us or the value of their interests in us, or may suffer future dilution if we issue exchangeable or convertible debt to finance a significant acquisition.

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
We rely on third-party network service providers to originate and terminate public switched telephone network calls, and significant failures in these networks could harm our operations.
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
We integrate and utilize various third-party software products, which may include Large Language Models (LLMs) or other AI based-offerings as components of and/ or integration with our products and solutions to enhance their functionality. Our business could be disrupted if functional versions of these software products were either no longer available to us or no longer made available to us on commercially reasonable terms. Also, in the event that any of these third-party vendors is unable to meet our requirements in a timely manner or that our relationship with any such vendor is terminated, we may experience disruption in our business until an alternative source of supply can be obtained. Any disruption, or any other interruption in a vendor’s ability to provide components to us, could result in delays in making product deliveries or inability to deliver, which could have a material adverse effect on our business, financial condition and results of operations.

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
Despite extensive testing by us and by our customers, our products and services may include errors, inaccuracies, defects, failures, bugs or other weaknesses that could result in unanticipated downtime for our customers, product returns, loss of or delay in market acceptance of our products and services, loss of competitive position, or claims by customers or others. In addition, ethical issues, inaccurate content, or unintentional bias may derive from the use of our AI incorporated products or unauthorized use of AI technologies and may also result in potential legal or reputational harm. In addition, our customers may inadvertently use our services in ways that may cause a disruption in services for other customers attempting to use our services. Moreover, our customers could incorrectly implement or misuse our products or services, which could result in client dissatisfaction and harm our reputation and brand. Correcting and repairing such errors, inaccuracies, failures, misleading content or bugs could entail significant costs and could cause interruptions, delays or cessation of our products and services.

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

Although we attempt to limit any potential exposure through quality assurance programs, validation of content, insurance and contractual terms, we cannot assure that we will be able to eliminate or successfully limit our liability for any failure of, or inaccuracies in, our solutions, including with respect to responsible use of products and services incorporating AI capabilities. Any product liability insurance we carry may not be sufficient to cover our losses resulting from any such product liability claims. The successful assertion of one or more large product liability claims against us could have a material adverse effect on our results of operations and financial condition.

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

Risks Relating to Information and Product Security and Intellectual Property
If our security and cybersecurity measures or those of our third-party hosting facility providers, cloud computing platform providers, or third-party service partners are compromised, and unauthorized access is obtained to customers’ data, our data or our IT systems, our reputation may be harmed, and we may incur significant legal and financial exposure and liabilities.
Our products and services involve the storage and transmission of customers’ and their end users’ proprietary and other sensitive or confidential information, including financial information and other personally identifiable information. In addition, some of our customers use our products and services to compile and analyze highly sensitive or confidential information, and we may encounter or store such information or data, including when we perform service or maintenance functions for our customers. Security incidents could expose us to a risk of loss or unauthorized use of this information, investigations and enforcement actions, litigation and possible liability. Additionally, we may have contractual and other legal obligations to notify customers or other relevant parties of security incidents. While we have security measures in place, we are regularly subject to probes by hackers and from time to time we may be subject to security incidents, including as a result of intentional misconduct, or fraud by computer hackers, employee error, malfeasance or otherwise which may result in someone obtaining unauthorized access to, or use of, our systems, products and services, our customers’ data or our data, including our intellectual property and other confidential business information, in order to derive a financial benefit or for other purposes. In addition, while we have internal policies and procedures in connection with the performance of services involving our customers’ confidential information, the perception or fact that any of our employees has improperly handled sensitive information of a customer or a customer’s end user could negatively affect our business.

Cyber security attacks are becoming increasingly sophisticated, including by way of frequent changes in the techniques used to obtain unauthorized access, and, in many cases, may not be identified until after a security incident occurs. If we fail to recognize and deal with such security attacks and threats, or if we fail to update our systems, products and services and prevent such threatened attacks in real time to protect our customers’ or other parties’ sensitive information, whether retained in our systems or by our customers using our products and services, our business and reputation will be harmed. The costs of recognizing and addressing security attacks and threats and updating our systems, products and services, may be significant.

Our offerings, including our cloud services, may be vulnerable to cyber-attacks, even if they do not contain defects. Such vulnerability may further increase as a result of the use of products and services incorporating AI capabilities. If there is a successful cyber-attack on one of our products or services, even absent a defect or error, it may also result in questions regarding the integrity of our offerings generally, which could cause adverse publicity and impair their market acceptance and could have a material adverse effect on our results or financial condition.

Third parties may attempt to attack our security measures or inappropriately take advantage of our solutions, including our cloud services, through computer viruses, electronic break-ins and other disruptions. Additionally, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as usernames, passwords or other information to gain access to our customers’ data, our data or our systems. Furthermore, our customers may authorize third-party technology providers to access their customer data, and some of our customers may not have adequate security measures in place to protect their data that is stored on our services. Because we do not control our customers or third-party technology providers, or the processing of such data by third-party technology providers, we cannot ensure the integrity or security of such transmissions or processing. Malicious third parties may also conduct attacks designed to temporarily deny customers access to our services. Any security incident could result in a loss of confidence in the security of our services, damage our reputation, negatively impact our future sales, disrupt our business and lead to legal liability.

While we maintain insurance coverage to protect us against a broad range of risks, including in relation to security incidents and cyber security attacks, we could still be subject to risks of losses that might be beyond the limits, or outside the scope, of coverage of our insurance and that may limit or prevent indemnification under our insurance policies. This potential insufficiency of insurance coverage could result in an adverse effect on our business, financial position, profit, and cash flows.
Interruptions or delays in our services through security incidents, failures, or disruptions could impede on our ability to deliver services, harm our reputation and our relationships with customers and partners, adversely affect our results of operation and subject us to liability.

Any interruptions or delays to our services, whether as a result of error or security incidents, and whether accidental or willful, could harm our reputation and our relationships with customers and partners, subject us to liability, and adversely affect our business and results of operations. In the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur.

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
Our success is dependent, to a significant extent, upon our proprietary technology. We currently hold 529 U.S. patents and 40 patents issued in additional countries covering substantially the same technology as the U.S. patents. We have 206 patent applications pending in the United States and other countries. We rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure and non-competition agreements, as well as third-party licenses to establish and protect the technology used in our offerings. However, we cannot assure that such measures will be adequate to protect our proprietary technology, that competitors will not develop products with features based upon, or otherwise similar to our products, that intellectual property ownership and third-party licenses, including copyrights of AI output, will be available to us or that we will prevail in any proceeding instituted by us in order to enjoin competitors from selling similar products. In most of the areas in which we operate, third parties also have patents which could be found applicable to our technology and products. Such third parties may include competitors, as well as large companies, which heavily invest in their patent portfolios, regardless of their actual field of business. Although we believe that our products and solutions do not infringe upon the proprietary rights of third parties, we cannot assure that one or more third parties will not make a claim or that we will be successful in defending such claim.
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
From time to time third parties allege or claim patent infringements. In defending ourselves against any such claims or actions we may be subject to substantial costs and diversion of management resources.
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

Risks Relating to Regulatory Environment
Privacy and data protection concerns, legislation and other regulations may limit the use and adoption of our offerings, adversely affect our business, increase compliance costs and expose us to increased liability.
Governments and other international organizations in various jurisdictions around the world (such as the legislative and regulatory institutions of the European Union) have enacted and are continuing to adopt new laws, regulations and guidelines addressing data privacy and protection, including the processing (collection, storage, use, etc.) of personal information, cyber security, breach notification, risk management and reporting. These laws, regulations and guidelines may be inconsistent across jurisdictions and are subject to evolving and differing (sometimes conflicting) interpretations. In some cases, different sets of data privacy laws and regulations, such as the European Union’s General Data Protection Directive (“GDPR”), local laws and regulations and certain state laws in the U.S. on privacy and data protection, such as the California Consumer Privacy Act (“CCPA”), as amended by the California Privacy Rights Act ("CPRA"), the Colorado Privacy Act, the Connecticut Data Privacy Act, the Utah Consumer Privacy Act, and the Virginia Consumer Data Protection Act, as well as the Israeli Privacy Law and the regulations promulgated thereunder (the “Israeli Privacy Law”), also govern the processing of personal information. Additionally, new state privacy laws may also apply. While we invest in ensuring our compliance with applicable data privacy and protection laws, rules and regulations, these and other regulatory requirements may slow the pace at which we close sales or procurement transactions, restrict our ability to store, transfer and process data or, in some cases, impact our ability to offer some of our solutions and services for use in relation to data subjects that reside in certain locations or our customers’ ability to deploy our solutions globally. Compliance with these regulatory requirements may be onerous, time consuming and expensive, especially where these requirements are inconsistent from jurisdiction to jurisdiction or where the jurisdictional reach of certain requirements is not clearly defined or seeks to reach across national borders.

Should we, or any party on our behalf, fail to comply with privacy legislation or procedures or other required or agreed security measures, we may incur substantive civil liability to government agencies, customers, shareholders and individuals whose privacy may have been compromised. As privacy legislation is increasing globally, and more government agencies are granted with authority to fine organizations for non-compliance with applicable data privacy laws and regulations, and require companies to take certain steps to remediate such non-compliance, we may find ourselves forced to pay damages penalties, fines, remediation costs, reimbursement of customer costs and other significant expenses due to our (or our subcontractors' or vendors’) non-compliance with data privacy laws and regulations. Moreover, even the perception that the privacy of personal information that we process or control is not adequately protected or does not meet regulatory requirements could damage our reputation, inhibit sales of our products or services and could limit adoption of our offerings.

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
Our customers and potential customers conduct business in a variety of industries, including financial, insurance, telecommunications and healthcare services. We also serve customers in the public safety and other government entities. Regulators in certain industries have adopted and may in the future adopt regulations or interpretive positions regarding the use of cloud computing and other outsourced services. The costs of compliance with, and other burdens imposed by, industry-specific laws, regulations and interpretive positions may limit our customers’ use and adoption of our services and reduce overall demand for our services. Compliance with these regulations may also require us to devote greater resources to support certain customers, which may increase costs and lengthen sales cycles. For example, some financial services regulators have imposed guidelines for use of cloud computing services that mandate specific controls or require financial services enterprises to obtain regulatory approval prior to outsourcing certain functions. Other example may include customers’ requirements with respect to sovereign cloud platform. If we are unable to comply with these guidelines or controls, or if our customers are unable to obtain regulatory approval to use our services where required, our business may be harmed. If in the future we are unable to achieve or maintain industry specific certifications or other requirements or standards relevant to our customers, it may harm our business and adversely affect our results.

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
Our business, results of operations and financial condition could be materially and adversely affected if laws, regulations or standards relating to our business, products and services, our operation or our employees (including labor laws and regulations) are changed or new ones are implemented. Such implemented laws and regulations include requirements in the United States, Europe, U.K. and other territories in relation to data privacy and protection, AI, anti-bribery and anti-corruption, foreign investment, import and export, sanctions, labor, tax and environmental and social issues. For information on the market risks relating to data privacy and protection, please see Item 3, “Risks Relating to Regulatory Environment" in this annual report.

Certain states and countries have already taken steps towards, proposed, or implemented, laws and regulations relating to AI, including in the United States and the upcoming regulations of the European Parliament. As the regulatory landscape continues to evolve, our investment in products and services incorporating AI may result in enhanced governmental or regulatory scrutiny. Compliance with the regulatory requirements, as well as with related requirements by our customers, may be onerous, time consuming and expensive and may require adjustments in our products and services. Any failure to comply with such requirements may result in reputation or financial harm and may affect our business, financial condition or results of operations.

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

Our cloud offering is generally purchased by customers on a subscription basis and revenues from these offerings are generally recognized ratably over the term of the subscriptions. In cases where our cloud offering is purchased on a usage-based model, there may be seasonality in the usage of our offering, including macroeconomic factors that may impact customer usage of our solutions, which would impact our ability to predict and forecast revenues and result in fluctuations in our quarterly results. Therefore, the continued growth of our cloud business could adversely affect our results of operations and our ability to forecast our quarterly results.

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

In addition, changes in non-core business factors including taxes and foreign exchange may also cause variation in quarterly results.

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
As a global corporation, we are subject to income, non-income and transactional tax regimes in the United States, Israel, India and various other jurisdictions, which are unsettled and may be subject to significant change. Our effective tax rate could be materially affected by changes in tax rulings, tax laws, regulations, administrative practices, principles, applicability of special tax regimes, or changes in interpretations of existing tax laws, including changes to the global tax framework, in the jurisdictions in which we do business. Such changes could come about as a result of economic, political, and other conditions. Additionally, our effective tax rate could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuations of our deferred tax assets and liabilities, tax implications of acquisitions, expansion into new territories, intercompany transactions, changes in foreign currency exchange rates, changes in our stock price and uncertain tax positions.Although we believe that our provision for income taxes and our tax estimates are reasonable, tax authorities may disagree with certain positions we have taken. From time to time, we are subject to income and other tax audits in various jurisdictions, the timing of which is unpredictable. We regularly assess the likelihood of an adverse outcome resulting from these examinations to determine the adequacy of our tax accruals. While we believe we comply with applicable tax laws and have adequate balance sheet reserves related to tax positions, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes, which we may dispute and litigate. If we are assessed additional taxes or if additional taxes are imposed on us, such additional taxes could have a material adverse effect on our results of operations and financial condition.

The Organization for Economic Co-operation and Development, an international association of 38 countries including the United States, has proposed changes to numerous long-standing tax principles, namely, its Pillar Two framework, which imposes a global minimum corporate tax rate of 15%. In December 2022, the EU member states adopted a directive that complements the Pillar Two framework. Certain countries in which we operate have enacted legislation to adopt the Pillar Two framework (e.g., United Kingdom), and several other countries are also considering changes to their tax laws to implement this framework. The first component of the Pillar Two framework is expected to be effective for us in calendar year 2024 with a second component expected to be effective in fiscal year 2025. When and how this framework is adopted or enacted by the various countries in which we do business could increase tax complexity and uncertainty and may adversely affect our provision for income taxes in the United States and other non-U.S. jurisdictions.

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
We incurred indebtedness pursuant to the issuance of the 2020 Notes (as defined in Item 10, "Additional Information - Material Contracts - Notes and Indenture”). The debt incurred could have adverse consequences to our financial condition and business.
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
Any required prepayment or exchange of our 2020 Notes, including as a result of an optional redemption, event of default or fundamental change triggering such right, would lower our current cash on hand such that we would not have those funds available for use in our business, which could adversely affect our operating results.
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

•The exchangeability of the 2020 Notes for ADSs;
•Hedging or arbitrage trading activity involving ADSs by holders of the 2020 Notes;
•Currency exchange rate fluctuations;
•Earnings releases by us, our partners or our competitors;
•General financial, economic and market conditions;
•Political changes, unrest in regions (including the ongoing war in Israel), natural catastrophes;
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
Substantial future sales or the perception of sales of our ADSs or ordinary shares, or the exchange, or conversion of a substantial amount of 2020 Notes, or perception thereof, could cause the price of our ADSs or ordinary shares to decline.
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
The market price of the ordinary shares and the ADSs, which may fluctuate significantly, will directly affect the market price for the 2020 Notes.
We expect that the market price of the ordinary shares and the ADSs will affect the market price of the 2020 Notes. This may result in greater volatility in the market price of the 2020 Notes than would be expected for non-exchangeable notes. The market price of the ordinary shares and the ADSs will likely fluctuate in response to a number of factors, many of which are beyond our control. Holders who receive ADSs upon exchange of the 2020 Notes will therefore be subject to the risk of volatility and depressed prices of ADSs. In addition, we expect that the market price of the 2020 Notes will be influenced by yield and interest rates in the capital markets, our creditworthiness and the occurrence of certain events affecting us that do not require an adjustment to the exchange rate. Fluctuations in yield rates in particular may give rise to arbitrage opportunities based upon changes in the relative values of the Notes and ADSs. Any such arbitrage could, in turn, affect the market prices of ADSs and the Notes.
The fundamental change and make-whole fundamental change provisions of the 2020 Notes may delay or prevent an otherwise beneficial attempt to acquire our company.
The fundamental change prepayment rights of the noteholders under the 2020 Notes, which would allow noteholders to require that we prepay all or a portion of their 2020 Notes upon the occurrence of a fundamental change, and the provisions under the 2020 Notes requiring an increase to the exchange rate for exchanges in connection with a make-whole fundamental change, in certain circumstances may delay or prevent an acquisition of NICE that would otherwise be beneficial to our shareholders.
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
In particular, enterprises may reduce spending in connection with their contact centers, financial institutions may reduce spending in relation to trading floors, compliance and operational risk management (as IT-related capital expenditures are typically lower priority in times of economic slowdowns), and generally our customers may prioritize other expenditures over our solution, including a possible slowdown resulting from a shift or reduction in expenditures driven by AI and Generative AI solutions. If any of the above occurs, and our customers or partners do not adopt our solutions, significantly reduce their spending, or significantly delay or fail to make payments to us, our business, results of operations, and financial condition could be materially adversely affected.

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
•political instability, armed conflicts, terrorism and security concerns, including instability and disruption resulting from the war in Israel and related conflicts in the Middle East and restrictions related to the conflict between Russia and Ukraine;
•reduced or limited protection for intellectual property rights in some countries; and
•general difficulties in managing our global operations.
Geopolitical risks, including those arising from political tension, terrorist activity or acts of civil or international hostility, are increasing. Conflicts, including the war in Israel and related conflicts in the Middle East and the conflict between Russia and Ukraine, could result in geopolitical instability and adversely affect the global economy or specific markets. The intensity and duration of these conflicts are difficult to predict.

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
There is competition to recruit and retain highly skilled employees in the technology industry due to market conditions and the millennial workforce continuing to value multiple company experiences over long tenure. As a result, we may be required to offer exclusive compensation packages in order to retain and recruit certain key employees with particular expertise.

In certain locations in which we have development centers, including low-cost countries such as India, the rate of attrition is typically higher than other locations and could have a negative impact on our ability to retain our employees in such centers, timely develop our products and solutions, and/or service our customers.
An inability to attract and retain highly qualified employees may have an adverse effect on our ability to develop new products and solutions and enhancements for our offerings and to successfully market such offerings, all of which would likely have a material adverse effect on our results of operations and financial position. Our success also depends, to a significant extent, upon the continued service of key management, sales, marketing and development employees, the loss of any of whom could materially adversely affect our business, financial condition and results of operations.

Item 4.    Information on the Company.
Item 4.A    History and Development of the Company.
NICE was founded on September 28, 1986, as Neptune Intelligent Computer Engineering Ltd., with the vision to digitize unstructured data previously captured using analog means. On October 14, 1991, the Company was renamed NICE-Systems Ltd., expanding its mission to the Customer Service market, becoming a leading global provider of Workforce Optimization software applications, as well as adding solutions for the Public Safety and Justice sector. With the increased quantity of available data and the growing need to generate meaningful business insight, NICE launched Interaction Analytics solutions - allowing organizations to quickly understand and operationalize their interaction data. In 2007, NICE acquired Actimize, a leader in Financial Crime and Compliance analytics solutions, aimed to help prevent market abuse, financial fraud and money laundering, transforming the company into an enterprise software analytics leader. Since 2014, NICE has emerged as a leader in cloud, analytics, digital and AI through innovations and strategic acquisitions. In 2016, NICE acquired inContact, a leading provider of cloud contact center software and agent optimization tools, enabling the industry’s first fully integrated and complete cloud contact center solution platform. Subsequently, NICE became an industry leader, helping organizations innovate with AI-powered cloud platforms, designed to unify all data and capabilities for ultimate business results. Since 2019, as consumer expectations dramatically shifted to digital CX, NICE vastly extended the reach of its offering with a series of acquisitions of leading Digital & AI Customer Experience solutions, expanding its business reach beyond the contact center, providing organizations with AI-powered digital and self-service solutions to address customers’ evolving needs.

On June 6, 2016, the Company was renamed NICE Ltd., which is its legal and commercial name. Today, NICE is an enterprise software leader in cloud, analytics, digital and AI in both the Customer Engagement and Financial Crime and Compliance markets. We possess the complete set of must-have AI assets necessary to command our markets: largest collection of unique historical and current data, most relevant knowledge elements and unmatched domain expertise. Our solutions help organizations of all sizes create extraordinary and trusted customer experiences, prevent financial crime, and improve criminal justice evidence management.

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

About NICE
NICE is a global enterprise software leader, providing AI-powered cloud platforms that serve two main markets: Customer Engagement and Financial Crime and Compliance. Our core mission is to transform experiences to be extraordinary and trusted and create a frictionless and safe digital-first consumer reality where every interaction is intelligent, meaningful and effortless. Our solutions are used by organizations of all sizes and are offered in multiple delivery models, including cloud and on-premises.
Our strategy is based on serving rapidly expanding, specialized markets that require feature-rich solutions, with robust, comprehensive cloud platforms that are spearheaded by AI as an overarching catalyst, propelling our unique AI-driven vectors of growth: using AI differentiation to expand our cloud win rates, positioning AI as the bedrock for driving rapid expansion into digital, utilizing AI to fuel massive platform-adoption and leveraging AI as a lucrative source for new domain-specific use-cases.

In the Customer Engagement market, we enable organizations to transform experiences with specialized AI-powered solutions aimed at augmenting employee activities with smart copiloting capabilities, delivering seamless automated customer self-service using conversational AI, orchestrating journeys across multiple channels and intents, meeting consumers wherever they choose to begin their journey, providing them with the knowledge element they need, and creating smarter personalized customer interactions. We help organizations transform their workforce experience with AI-powered solutions aimed at guiding and engaging employees, optimizing operations and automating processes to deliver seamless transition between automated service and human-assisted interactions. We are also digitally transforming the evidence process from police investigators and district attorneys to court and correction facilities, providing a single, streamlined view of the truth as the core of our Public Safety and Justice business, which is part of our Customer Engagement segment.

In the Financial Crime and Compliance market, we protect financial services organizations, with solutions that identify risks and help prevent money laundering and fraud, as well as help ensure financial markets compliance in real-time. With our holistic, data and entity-centric approach, we help financial services organizations address the new dynamic of financial crime threats, which are significantly growing in the digital era.

NICE is at the forefront of several industry technological disruptions that have greatly accelerated in the last several years: the growing acceptance and adoption of specialized AI-powered solutions combining domain-specific use-cases, Generative AI and LLMs, the adoption of cloud platforms by organizations of all sizes and verticals, the shift of consumer and organizational preferences towards digital-centric services and experiences, an increase in consumer cross channel, self-service usage and the need to manage, optimize and engage a diverse workforce while retaining and attracting top talent. Our suite of integrated solutions, based on our unique domain expertise, enables customer service, financial crime prevention and criminal justice organizations to innovate and thrive with industry-leading cloud platforms that use domain-specific data and AI powered solutions.

We rely on multiple key assets to drive our growth:
•Our market-leading open cloud platforms which natively embed AI, analytics and automation, and are purpose-built for our specific domains, scale up to any sized organization, offer a comprehensive application suite for complete functionality, and are protected by a broad array of patents.
•Our extensive portfolio of applications that address organizational needs across all our areas of domain expertise.
•Our broad array of proprietary technologies and algorithms in the domains of Generative AI, LLMs, automation, analytics, machine learning, speech-to-text, natural language processing, personality-based routing and others. Our native AI models are based on years of industry-specific data and domain expertise, consistently using machine learning for generating actionable insights.
•Our access to vast amount of CX data, derived from billions of domain-specific interactions of all types, enriching our applications and enabling us to build hundreds of CX purpose-built AI models.

•Our unique digital capabilities that are critical for organizations of all sizes and across all industries in dealing with the exponential adoption of digital in consumer preferences, banking transactions and justice agencies operations.

•Our advanced data security and compliance capabilities that deliver trusted enterprise software across all our markets, including FedRAMP authorization to the relevant business lines, with 30 authorized applications, native PCI, supported by the most advanced SOC in the industry.
•Our flexible delivery model that allows our customers to benefit from a wide range of both cloud and on-premises solutions.
•Our solutions' market coverage of all segments, from small and mid-sized businesses to large scale Fortune 100 enterprises.
•The mission critical nature of our solutions to the operations of our customers and our cloud platforms that are essential for enabling a scalable and sustainable work-from-anywhere environment.
•Our market leadership, which makes us a well-recognized brand and creates top-of-mind awareness for our solutions in our areas of operation.
•Our broad partner ecosystem that enables us to reach and serve a large number of customers across many countries.
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
•Our customer support and operations, which enable our customers to quickly enjoy the benefits of our solutions, with multiple deployment models in the cloud or on-premises throughout the world and support for full value realization and customer success.
•Our outcome-oriented white-glove services that enable our customers achieve greater efficiency, higher revenue, and lower operating costs with our solutions.
Industry and Technology Trends
Following are the key cross-industry trends that we have identified as driving demand for our solutions:
•AI is disrupting businesses across all industries. AI is reshaping the way organizations are conducting their businesses across all functions, allowing them to increase the velocity of strategic decision-making to overcome complexity. Recent advancements in AI technology, have made AI a strategic imperative for organizations of all sizes. Those advancements include conversational AI that enables intelligent human-friendly communication, fully aligned with brand values and knowledge, and Generative AI that is forging new frontiers in content and code creation while democratizing once highly specialized skills across the organization. AI is also turbo-charging employee capabilities to amplify skilled labor, and creating personalized, humanized connections, infusing real-time decisioning and predictive tools.
•Large Language Models are transforming interfaces and interactions, changing the way knowledge is accessed and used by consumers and impacting how employees conduct day to day tasks. Generative AI enables new use-cases helping create smart, personalized, and timely consumer and employee experiences.

•Consumers and organizations are embracing digital transformation at an accelerated pace. To remain competitive, organizations need to provide digital solutions to address consumers' digital interactions and self-service needs, digital banking compliance challenges, and digitalization of evidence management. Digital transformation is driving a convergence of siloed systems and disjointed technology stacks, replacing them with a single infrastructure based on an open foundational platform that provides complete functionality and seamlessly integrated workflows.

•Organizations of all sizes are adopting open cloud platforms as the foundation for their applications to allow faster innovation cycles and better business agility. In recent years, we are seeing acceleration in cloud transformation while organizations are moving to an agile mode of operation to enable flexibility and lower operational costs.
•Organizations are replacing complex, siloed legacy point solutions with cloud platforms that offer a complete suite of applications. An underlying cloud native platform at scale as the foundation for a comprehensive suite of integrated applications opens up opportunities for creating innovative process workflows and gain centralized, valuable business insights from the efficient sharing of their own data among different suite functions.
Customer Engagement trends that are driving demand for our solutions:
•Growing demand for domain-specific AI-infused solutions that create better customer experiences, while maintaining enterprise-grade security and scalability standards. AI solutions purpose-built for CX use-cases, while also incorporating Generative AI technology and LLMs, play a pivotal role in revolutionizing the CX domain, particularly in elevating the efficiency of customer service agents, and delivering smarter, more engaging self-service experiences. By incorporating AI-powered products, organizations empower their agents with tools that automate routine tasks, allowing them to allocate more time and attention to complex customer issues. Generative AI enables agents and customers to access dynamic and context-aware information, enabling quicker and more accurate responses. AI-driven intelligent conversational bots provide self-service capabilities, which improve customer experience as well as reduce the cost to service consumers.

•Customer service organizations are looking for AI-powered solutions that automate work processes in order to increase efficiency and productivity while reducing costs. These solutions significantly reduce the number of manual and time-consuming tasks agents and employees need to perform, freeing them to spend time in added-value activities. Organizations are looking for smart ways to identify opportunities to fully automate both human-assisted and autonomous processes at scale.

•Knowledge Management (KM) is becoming increasingly critical in AI management, serving as a foundational element that ensures AI systems are effectively guided and aligned with an organization's brand identity and values. By integrating KM practices, organizations can establish robust guardrails for AI, ensuring that these technologies operate within predefined parameters that reflect the brand's ethos and customer engagement strategies. KM enables organizations to continuously refine and update AI models with relevant, accurate information, ensuring AI solutions remain responsive to evolving customer needs and market trends.

•Increased use of advanced digital channels, especially self-service, as first choice by consumers for interaction with organizations. The nature of these advanced digital channels such as chats, web, mobile engagement and social media applications, is different from voice and traditional digital channels due to the asynchronous response times and ability to carry the conversation for extended periods of time. Organizations need to make sure they offer seamless, effective and human-like self-service capabilities leveraging conversational intelligent virtual agents (IVAs) that deliver an integrated and high-quality experience, while maintaining the appropriate levels of staffing, quality management and internal efficiencies.

•Organizations need to enable their employees the flexibility to work from anywhere and keep them highly engaged, while enabling supervisors to monitor the performance of their agents. To do that successfully, organizations are continually looking for ways to simplify daily employee activities, engage and motivate them to ensure their productivity and satisfaction is maintained, while supervisors gain visibility and are able to plan, evaluate, coach and drive performance, in ways that allow transparency and increase productivity.

•Proactive (outbound) customer engagement interactions are growing relative to reactive (inbound) customer engagement interactions. Amid rising consumer expectations and growing economic changes, there exists a point of inflection when customer experience becomes proactive. This need for proactivity is a key element in an overarching customer engagement strategy for many organizations. AI-driven customer service enables organizations to proactively engage with consumers, solving issues before they occur or to solve basic service problems for contact centers.

•CX markets remain focused on reducing labor costs. Service organizations are burdened by soaring labor-driven costs, often exceeding 90% of total expenditures, and are therefore ripe for a massive shift of spend from labor to technology, replacing manual labor with specialized AI automation solutions.

•Growing volume of digital evidence, contained in multiple disjointed systems, labor intensive processes and staffing challenges are all impacting the ability of government agencies to deliver on the promise of timely justice. Government agencies of all types - from police and first responders to prosecutors, defense attorneys and courts - are looking to digital transformation as a way to overcome the challenges of digital evidence silos and disjointed work processes. Through digital transformation, stakeholders can work smarter and more efficiently within their own agency, and effectively share digital evidence throughout the criminal justice system.

•With Emergency Communications becoming more complex, and staff turnover at an all-time high, digital transformation is becoming critical. Emergency communications managers spend much of their time handling manual, time-consuming tasks related to daily operations, quality assurance, reporting, training, development, hiring, staff supervision and fulfilling emergency incident evidence reproduction requests. Training new staff to handle the wide range of emergency calls is a significant cost burden. Digitally transforming and automating quality assurance, incident reconstruction and performance metrics tracking frees up managers to spend more time engaging with and coaching staff. This helps improve and retain employees, resulting in more effective emergency incident handling, higher staff retention, and lower turnover-related costs.

Financial Crime and Compliance trends that are driving demand for our solutions:
•Growing demand for embedded AI across all fraud, financial crime and risk management controls. Financial services organizations are transforming to ensure safer and more unhindered customer access to accounts across all channels and enable safe and secure transactions. At the forefront of these initiatives is the need to leverage purpose-built advanced AI to ensure regulatory compliance and provide exceptional customer experiences while stopping financial fraud and preventing the laundering of illicit funds.

•Generative AI and LLMs are being sought out and tested to streamline and further automate financial crime investigation processes and tasks where it may not be necessary to have as much human involvement. This frees up investigators from low value, high volume manual tasks so that they may better focus on more important and strategic work. This leads to better resource utilization, increased accuracy and productivity, and improved return on investment.
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

•An unpredictable threat landscape environment. The growing number of data breaches and cyber security incidents put increasing amounts of personally identifiable information and sensitive data at risk of exposure. This information can be used to open accounts that can be used for laundering money, terrorist financing, account fraud, market manipulation, social engineering, and more. In addition, the surge in consumer scams that lead to account takeover and authorized fraud threaten an organization’s reputation and their customer satisfaction, as well as create large financial exposures due to both losses as well as fines. In addition, the large volumes of data, related to both internal and external threats, place an enormous operational burden on organizations. Financial institutions are seeking advanced AI solutions to help address these threats, and ultimately protect their firm and their customers.

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
•Financial institutions seek a single AI platform that aggregates and analyzes financial crime-related risk in one place. The ever-expanding risk landscape and sophistication of financial criminals, as well as the need to keep costs in check, creates a growing need for a single view of different detection signals throughout the financial services organization. A single platform allows financial services organizations to analyze the data, act on it and present it in one dashboard to both operations and executives.
•Financial institutions are adopting cloud platforms for financial crime and compliance solutions. Top tier financial institutions have been slow to adopt cloud delivery driven by the sensitive nature of their data, but are now realizing the value of the cloud, and are increasingly choosing to deploy solutions on their own private cloud or on public cloud infrastructure.
•AI and Machine learning is being adopted in the fight against financial crime. Traditional methods of financial crime detection, such as rule-based systems, are limited in their ability to adapt and detect new types of financial crime or changes in criminal behavior and patterns. AI and Machine learning algorithms can be trained on historical data and continue to improve their performance as they encounter new behaviors. This enables them to detect patterns and anomalies that may be indicative of financial crime.
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
Strategy
Our long-term strategy is to further broaden our industry leadership in both the Customer Engagement and Financial Crime and Compliance market segments using NICE’s unique domain-specific AI capabilities and our foundational platform, applications and data assets.

We continue to lead fast-growing vast markets that also manifest unique favorable attributes: they require constant problem solving that typically transcends economic fluctuations; they present complex challenges that require feature-rich solutions, preventing commoditization and giving rise to high barriers of entry that keep potential competitors at bay; they provide an abundance of opportunities fueled by the distinctive lag of technology adoption; and they are burdened by soaring labor-driven costs, often exceeding 90% of total expenditures, ripe for the massive shift of spend from labor to automation.

NICE is well-positioned across all markets, given our unique set of assets: we are categorically recognized as one of the top leaders in every market we operate in; we offer complete, robust and dominant platforms; we deliver a wide-ranging portfolio; we own the most critical data elements that form the foundation for AI; and we established wide-reaching global ecosystem. On top of it all, we are a highly profitable company, with strong balance sheet, acting as a springboard for our organic and inorganic growth.

In the Customer Engagement business, we intend to continue to leverage CXone to further grow our leadership in the CX market. We plan to achieve this through strategic AI-powered product launches fueled by organic developments and acquisitions. Furthermore, we intend to continue to evolve as the global leader in all major markets and segments for managing customer service interactions – hold the largest market share for CCaaS and WEM solutions; provide a significant share of next gen digital engagements; be the most adopted self-service conversational AI provider in the CX market, providing purpose-built AI for CX solutions; become the leading provider of AI copilot capabilities for augmenting CX employees at all levels, offer the most extensive customer-experience marketplace platform and data; and continue to expand into international markets in both the high-end and the mid to low end of the markets we serve. In Public Safety and Justice, we intend to cement and increase our leadership in the digital transformation of the US Justice System, becoming the de facto platform for workflow management across the Criminal Justice system. We will do so by leveraging our Evidencentral platform for handling massive amount of digital evidence and cases with streamlined workflows; using AI to further uncover insights and automate Justice processes; and delivering effective justice from the overwhelming amounts of evidence for every stakeholder in the Criminal Justice eco-system.

In our Financial Crime and Compliance business, we intend to expand to be the largest and leading cloud provider of financial crime and compliance solutions in all segments and across all major markets – further embedding AI across our portfolio while leveraging the X-Sight platform to cloudify the high end of the market; enhancing Xceed to be the cloud platform of choice in the mid-market; leveraging our unparalleled collective intelligence to provide a more holistic view of digital identity risk; and better monetizing data, based on advanced AI capabilities.

Leading our markets with domain-specific AI solutions
We intend to continue augmenting our AI leadership across all our markets, as AI establishes itself an overarching catalyst, propelling NICE’s four vectors of AI growth strategy:

•AI fuels our cloud win rate - We are witnessing an enterprise cloud inflection point, where the lion’s share of large-scale cloud transitions is about to take place. AI is enhancing our differentiation, substantially expanding our cloud win rates and displacements.

•AI as the bedrock of rapid expansion into digital - NICE's digital solutions encompass the range of digital channels. AI is a strong contributing factor for migration from legacy digital vendors to NICE, contributing to the growth in volume of digital engagements managed by our platforms.

•AI fusion powers our platform adoption – Enterprises are pivoting from multiple point solutions to building and simplifying their tech stack by standardizing on a single platform. This trend is now gaining a significant boost because it is the only viable way to implement AI that works and requires well designed AI-embedded platforms that were built with specific domains and use-cases in mind.
•AI as endless source for lucrative new use-cases – Organizations are coming to a clear realization that generic Generative AI and LLM solutions are not providing the expected results. NICE’s specialized AI, with its thousands of constantly evolving and expanding models, based on billions of interactions, is fast becoming a true viable option for addressing the complex use-cases of our markets.

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

•Complete Platform Suite – across all markets, we provide one of the industry’s most comprehensive set of integrated, scalable, world class applications. Our ability to provide our customers with a full range of capabilities, for organizations of various sizes that can provide for their various needs using a single vendor unified suite, gives us a strong market differentiation in today’s drive for simplicity, cost savings and elimination of legacy silos.

•Digital Engagement - we enable organizations to deliver experiences in every possible digital way across the full customer journey, keeping them engaged and informed, leveraging smart self-service, conversational AI and knowledge across multiple channels to solve for service needs, as well as providing secure digital banking, and helping public safety organizations shift to digital interaction and digital evidence environments.

•AI – we accelerate business transformation with purpose-built AI-embedded natively across our platforms, making our applications and business processes smarter. Our domain expertise, proprietary data, advanced technology, and pre-built AI models create industry-leading solutions for all our market segments.

•Large Language Models and Generative AI – we leverage LLMs and Generative AI to help consumers and employees access knowledge and interact with each other effortlessly and safely, while improving employee productivity and customer experience.

•Data - recognizing the power of data, we consider data as a key component and a strategic asset across our portfolio and leverage it as a basis for our purpose-built AI solutions. We manage our customer data with security and compliance measures while leveraging it to equip our customers with a data-driven approach to manage their business, reduce cost, improve performance and identify customer insights.

Strengthening our market leadership
Our brand, global reach, financial resources, extensive domain expertise and ability to deliver a wide array of solutions for large, as well as small and mid-sized organizations, will further anchor our market-leading position.
We plan to continue to develop our open cloud platforms and advanced purpose-built AI capabilities for the Customer Engagement and Financial Crime and Compliance markets to enable unified integrated solutions that offer fast innovation and quick time to value. These platforms allow us to deepen our direct relationships with our customers, nurture our partner ecosystem and create new growth opportunities. AI serves as a strong differentiator and catalyst for cloud migration and our platform adoption.

In our Customer Engagement business, we intend to continue being a leader in the CCaaS market with CXone, one of the industry's most comprehensive suite of integrated, scalable, world-class CX applications with embedded purpose-built AI delivered on a single open cloud platform. CXone enables rapid innovation, agility and scalability, and continue to extend our offering around the goal of providing high-quality, proactive, personalized experiences for consumers, organizations and service agents based on our leading cloud native CX platform, CXone, digital capabilities and NICE Enlighten AI, our purpose-built AI for the customer engagement market. With CXone, organizations can meet their customers wherever they choose to begin their journeys, and provide the right attended or unattended service, based on their profile, preferences and needs. This includes a broad suite of digital, analytics and purpose-built AI-powered integrated applications, used for understanding consumers, employees and business needs and preferences, and leveraging that information to create orchestrated journeys that cover every interaction. We intend to continue enhancing our NICE Enlighten AI solutions with the latest advancements in LLM, incorporating Generative AI capabilities to deliver purpose-built copilot, self-service and management capabilities. Alongside our existing offering, we plan to lead in new product categories, as we introduce novel solutions and enter additional market segments.
We will continue to extend our leading market position for AI-powered cloud solutions, aimed for providing frictionless experiences in and outside the contact center, catering to organizations of all sizes and replacing legacy on-premises infrastructure players. We will also continue to enable our customers to extend our solutions through innovative third-party applications via our DEVone dedicated partner ecosystem that our customers can self-select through our platform’s CXexchange application marketplace.

Our Evidencentral cloud digital evidence management platform enables public safety, law enforcement and criminal justice agencies to transform to unified digital evidence workflows by managing incident response, investigation and prosecution digitally and embedding analytics and AI throughout the entire criminal justice process, enabling agencies to leverage data to the fullest and work together collaboratively to enhance public safety and deliver faster, fairer justice processes.
In our Financial Crime and Compliance business, we will continue to expand our offerings across market segments by providing new and enhanced solutions that protect financial services organizations and their customers earlier in the customer lifecycle and by further embedding AI across our portfolio of solutions. With our X-Sight cloud platform, we provide open, scalable and flexible solutions with broad financial crime and compliance coverage to the top tier of the market. Continued innovations on X-Sight will further cement our leading market position. With our Xceed platform, we provide packaged anti-money laundering (AML) and fraud coverage solutions to the mid-market, enabling smaller organizations to realize greater protection with quick time to value. In the Financial Crime and Compliance business, our solutions are infused with Always on AI, our multi-layered approach that injects AI, machine learning, automation, natural language processing, LLMs, and other advanced technologies throughout the financial crime and compliance value chain. This allows financial services organizations to merge innovative and patented technologies to effortlessly connect data and apply AI to turn raw data into financial crime intelligence that fuels analytic precision to detect and prevent financial crimes. These offerings enable us to add value to our existing customers, as well as expand our reach and open-up new opportunities, considerably increasing our total addressable market.

Helping our on-premises customers and new customers migrate to the cloud

Our leading cloud platforms and domain expertise, along with our flexible migration models, enable our customers to adopt cloud solutions and migrate to the cloud at the pace that matches their needs and preferences.

To support all of our customers and the different pace of their cloud migrations, we intend to continue offering our solutions in a variety of delivery models, which enable us to be flexible in effectively addressing our customers’ needs.

We are the trusted advisor for our on-premises customers as we support their migration from legacy infrastructure to the cloud. We provide deep cloud expertise and migration tools to simplify configuration, reporting and data collection from legacy systems. Further, we offer holistic transformation consulting services, provided exclusively by our skilled employees, delivering a smooth transition for our customers.

Continuing to cross-sell and upsell our full solutions portfolio to our existing customer base

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
Expanding our global partnerships
As part of our growth strategy, we are investing in expanding relationships with global go to market partners that we believe can accelerate our growth while ensuring the success of our customers. In addition, as part of our open platforms, we are enabling the success of our technology partners who complement our product offerings to bring unique value to our customers.
Customer Engagement Business Strategy
Our strategy is to continue serving as a leader in the Customer Engagement market and expand our reach beyond the boundaries of the contact center by fundamentally reinventing the way consumers interact with organizations in today's digital era. We are driving a new customer experience standard by intelligently meeting customers wherever they choose to begin their journey, enabling resolution through generative purpose-built AI and data-driven self-service and providing agents with knowledge and tools to successfully resolve any need in real-time. We intend to achieve this by:
•Infusing AI, analytics and automation into every element of our Customer Engagement offerings to enable predictive and proactive service, workforce augmentation and automation. We leverage insights from an extensive number of interactions, with hundreds of purpose-built CX AI models to create frictionless customer experiences that are smarter and faster.

•Enabling our customers to deploy AI-driven intelligent conversational bots, to provide self-service and assisted service capabilities, which improve customer experience as well as reduce the cost to service consumers.

•Providing agents with unique unified and native capabilities including digital collaboration, agent assistants, AI-powered copiloting capabilities, real-time guidance, to assist agents, using conversational context and knowledge-based information.

•Empowering our customers to anticipate business demands with smarter, AI-based forecasting and scheduling tools, and providing their workforce with AI- enhanced training and analytics tools to help them gain the accountability, transparency and flexibility they need around their performance, as part of our holistic WEM suite that enhances both agent engagement and customer experiences.

•Offering CXone, the global leading unified cloud customer engagement platform that combines guided journey orchestration for voice and digital channels, and comprises of tightly integrated IVR, advance digital capabilities, self-service, bots, proactive conversational AI purpose-built for CX use-cases, knowledge management, agent assist tools, customer journey analytics, leading Workforce Engagement Management and automation solutions.

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

•Increasing our presence across all verticals, regions and market segments with CXone, AI innovation and enhanced data to help organizations adapt to today’s complex consumer expectations as well as ever changing CX realities.

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

•Expanding X-Sight AI, machine-learning data-driven, analytics-managed service or do-it-yourself environment to help further optimize analytic models and develop new analytics by leveraging insights across our broad customer base and our market-wide and domain expertise in fraud prevention and anti-money laundering.

•Empowering our customers to increase their operations teams’ productivity by providing more purpose-built Generative AI offerings within X-Sight AI and Xceed to enable faster and more accurate investigations.

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

I.Offering Overview - Customer Engagement
With the growing complexity, demand and urgency of customer service needs, the exponential usage of digital and the growing maturity of Generative AI capabilities, organizations are required to adapt new operating models to maintain a holistic relationship with their customers. These dynamics are challenging organizations to differentiate themselves through efficient, effective and high-quality customer experiences that are digital, including agent-assisted and self-help channels that are smart, secure, consistent and personalized across all touch points. In addition, organizations must find ways to generate business insights, better understand and predict customer intent and create smarter customer connections, as well as provide their employees with the flexibility and balance they seek. Organizations need to accomplish these objectives while containing operational costs and adhering to regulations.

To fully accomplish this new era of a holistic relationship between consumers and organizations, and to be able to manage all interactions, channels, data and knowledge in one place, we have extended the reach of our offering with CXone and our advanced data and AI platform, NICE Enlighten AI, to allow organizations understand, engage and interact with their customers throughout their entire journey, creating smart, connected, self-service and human-assisted digital interactions, leveraging the power of AI.

Our Platform and Solutions’ Core Capabilities:

Our Cloud Native Open Platform, NICE CXone, is one of the industry’s most comprehensive customer engagement platforms, with best-in-class customer analytics, AI routing, digital engagement, journey orchestration, knowledge management, voice of the customer, complete workforce engagement and automation, all on an open cloud foundation. CXone consolidates all communication channels, applications, data and knowledge, bringing together both platform and external data, to deliver a full view of the customer experience. CXone is designed to support any sized organization, and encompasses our customer-centric expert services, unique domain expertise and extensive ecosystem of partnerships, while meeting the strictest security and uptime standards. In today's reality, customer journeys extend well beyond traditional contact center interactions, and CXone is our leading AI-powered CX platform that provides the benefits of a modern native cloud architecture and delivers a complete suite of customer engagement applications. This multipath approach enables organizations to leverage CXone in many ways, such as a complete open suite, an open suite integrated with third-party Automatic Contact Distributor (ACD) or a hybrid approach that combines native applications with existing premise recording and ACD systems.

Our CX purpose-built AI, NICE Enlighten, is embedded across our entire platform and suite of applications. It uses our proprietary data to understand CX intents, behaviors and different types of characteristics, analyzes every interaction and allows proactive identification of the needs of consumers, agents and CX leaders, as well as the ability to act on them in real time. In addition, it incorporates LLMs as a conversational interface to humanize the experience.
On the consumer side, NICE Enlighten is trained on extensive conversational data to understand multi-level consumer intents and learn from an organization’s top-performing employee-assisted interactions to discover and deliver on automation opportunities for self-service and bots.
On the agent side, NICE Enlighten augments agents in real-time to reduce friction, keeping them informed and prepared by surfacing knowledge at the right time and auto-composing responses, and connecting agents with consumers on a personal level to optimize outcomes. It redefines the quality and coaching process to be based on agents’ soft skill behaviors measured on all interactions.
On the Business side, NICE Enlighten identifies optimization opportunities across the platform, with access to all native and connected CXone applications, enabling CX leaders to act on business insights with a click of a button.

Our Entry Points solutions enable organizations to build scalable and effective digital experience and empower consumers with smart AI-based self-service that is purpose-built for CX, enabling them to address their needs in a human-like conversational way. We allow organizations to meet their consumers wherever their journey start, provide the right knowledge management tools to drive knowledge at any point of their journey, starting with search, and then proactively reach-out to consumers and present the most relevant offers to them based on analyzing their needs, while guiding them in real-time on their channel of choice through an interactive conversation.

Our Journey Orchestration and Proactive Engagement solutions empower organizations to connect and route their customers across their entire journey over 30 supported channels, including voice and digital, in a joint, consistent, and smart way by combining every touchpoint including online search, mobile apps and other digital doorsteps, continuing through to self-service and interacting with the contact center. Our proactive engagement capabilities enhance the overall experience by anticipating needs and initiating contact before issues arise, ensuring a seamless and preemptive service approach. Consumers can easily and effortlessly move between channels, while maintaining the full context and a sense of a single consistent journey. We create highly personalized interaction experiences by matching the most appropriate agent or bot to deal with the customer's request, connecting them using real time AI-based routing.

Our Digital and Smart Self-Service solutions empower organizations to build intelligent automated conversations based on data that indicates what customers need and how they express these needs and deliver the right resolution. Our smart self service allows organizations to design data-driven, personalized self-service interactions, using NICE’s purpose-built NICE Enlighten AI experience optimization engine, to identify customer needs and automate the right conversations, resulting in fast and satisfying resolutions and offers. This profound understanding of consumers' needs also enables organizations to proactively engage with their consumers to resolve their issues before they occur. We provide intelligent bots that are able to comprehend human conversations through a powerful conversational AI platform that learns and improves over time, leveraging Generative AI and LLMs.

Our solutions and tools designed for Employee Augmentation and automation enable contact center agents and supervisors to be engaged in real-time and to be knowledgeable and prepared so they can create the most hyper-personalized, unique interactions that increase customer satisfaction and resolve issues quickly. We ensure employees have the right content and context delivered to them through smart knowledge management that is available in real-time. We guide and alert employees to specific behavioral insights so they can take immediate action to improve resolution, and increase employee potential with a personalized virtual companion to guide them through any type of service request and a set of tools to complete mundane and manual processes for them.

Our Workforce Engagement and Analytics solutions help capture, understand, analyze and continuously optimize all elements that impact customer experiences. We enable organizations to record structured and unstructured customer interaction and transaction data on any channel, in a secure and compliant way, forecast the complex staffing needs across all channels including asynchronous digital touch points, and automate intraday schedules with an AI-based Workforce Management suite, while empowering agents with mobility and notifications to engage and maintain their desired work-life balance, taking into consideration their personal attributes and preferences. We drive better agent behaviors with a leading AI-powered Quality Management solution, to consistently measure agent soft skills and customer satisfaction indicators in real time. We analyze all interactions, across all channels, to identify areas for performance improvement, then turn the insights into daily business processes. We provide employees with a comprehensive Performance Management solution, creating a consolidated view for agent measurements, drive engagements with gamification capabilities and deliver persona-based coaching for constant improvement.

    NICE Evidencentral - Our Digital Evidence Management and Investigation Platform for public safety emergency communications, law enforcement and criminal justice transforms how digital evidence and data are managed. Public safety and justice agencies spend precious time managing digital evidence and data- collecting, storing, copying, analyzing, sharing and even physically transporting it. Evidencentral helps overcome these obstacles by breaking down data silos, applying analytics and workflow automation to processes, and by connecting public safety and criminal justice agencies together, so justice can flow smoothly, from incident to court. Evidencentral help agencies get control of digital evidence and data, so they can get emergency response right, be a greater force for good, ensure safer communities, and provide timelier justice for victims.

II.Offering Overview - Financial Crime and Compliance
Enabling trusted financial transactions is critical in the digital banking era and is increasingly challenging for financial services organizations. To stay competitive, organizations are providing more digital channels and more products and services to acquire and retain customers, all of which need to be monitored for fraud and regulatory compliance. With criminals, organized crime rings, and armies of cyber bots leveraging AI to attack digital payments and banking channels while also scamming individuals and corporations, preventing fraud without customer friction and detecting and predicting money laundering is more complex than ever. In addition, adhering to capital markets compliance regulations by surveilling trades across all asset classes for market manipulation has also become more complex.
These demands, the evolving regulatory landscape and market dynamics coupled with consumers’ desire for frictionless digital transactions require organizations to transform and modernize their financial crime programs.
NICE Actimize provides the market-leading purpose-built AI-based cloud platforms and solutions for detecting and preventing financial crimes and ensuring compliance, with proven AI capabilities for real-time and cross-channel fraud prevention, anti-money laundering and capital markets compliance. We enable financial institutions to effectively adapt to changing threats, provide excellent customer experiences and grow their business, all while protecting their organization, safeguarding their customers, and ensuring the integrity of the financial services industry.

Our Platforms’ and Solutions’ Core Capabilities
•Our AI cloud platform for the high-end of the market, X-Sight, is an open and flexible AI-cloud platform for Financial Crime and Compliance, enabling top-tier financial services organizations to leverage market-leading solutions and services that meet their sophisticated and unique needs with security, scalability and speed. X-Sight provides global customers with immediate access to new innovations, removing expensive and lengthy system integrations and product lifecycles by leveraging the unified modern cloud architecture. We offer configuration and customization through APIs and available services and leverage elastic cloud computing for massive scalability, so the largest global financial institutions have the flexibility to configure their controls and financial crime programs to meet their unique needs.

•Our AI cloud platform for the mid-market, Xceed, brings together powerful AI, data intelligence, machine learning, and insights for comprehensive AML and fraud prevention for small and mid-sized organizations. The solutions on Xceed provide the protection that larger organizations receive but are packaged and connect directly with core banking providers for smaller organizations to realize immediate value.

•Our X-Sight and Xceed AI offerings apply advanced AI techniques fueled by insights we receive in working collaboratively with our large world-class client base to provide rich intelligence to optimize machine learning prevention and detection analytics in our portfolio of solutions as well use Generative AI and automation to cut down analysts time when investigating financial crimes. This allows us to provide market-leading solutions to our customers, addressing numerous business use cases across risk domains and coverage areas. All Financial Crime and Compliance solutions are infused with Always on AI, our multi-layered approach that injects AI, machine learning, automation, natural language processing, and other advanced technologies throughout the financial crime and compliance value chain. This provides financial services organizations with innovative and patented technologies which fuel automation and analytic precision to detect and prevent financial crimes in real-time and provides secure and frictionless customer experiences.

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

•Our AI and Analytics innovative technologies, our deep domain expertise, and the insights we receive by working collaboratively and collectively with our large world-class client base provide rich intelligence to our solutions. This allows us to provide market leading solutions to our customers, addressing numerous business use-cases across risk domains and coverage areas. All Financial Crime and Compliance solutions are infused with Always on AI, our multi-layered approach that injects AI, machine learning, automation, natural language processing, and other advanced technologies throughout the financial crime and compliance value chain. This provides financial services organizations with innovative and patented technologies which fuel automation and analytic precision to detect and prevent financial crimes in real-time and provides secure and frictionless customer experiences.

•Our vast coverage of solutions enable organizations to detect market manipulations and prevent money laundering and fraud while helping them adhere to compliance regulations. With broad coverage for compliance around regulations and financial crime risks including account takeover, social engineering scams and many other financial crimes, the solutions include hundreds of out-of-the-box engineered models for current risk topologies across global regulatory regimes as well as emerging risk types including cryptocurrencies and cannabis-related risks to name a couple. Organizations gain holistic coverage to reduce risk, mitigate losses and protect their organizations and customers.

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

Our DEVone program, comprising more than 200 partners, allows third-party software providers that bring complementary capabilities, to integrate with our CXone platform and extend its functionality. DEVone partner offerings are listed in our CXexchange Marketplace. Our Actimize X-Sight Marketplace hosts market leading vendors in the AML and Fraud domains that complement the Financial Crime and Compliance solution suite.

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
Value Realization Services (VRS) ensure quick, deep and sustained adoption of the NICE solutions. These services enable our customers to leverage the features and functionalities of our solutions to drive immediate and long-term results, aligned to their specific business case, accelerating their return on investment. The services are specifically designed to address the top short and long-term business concerns we heard through working with hundreds of customers across the globe. VRS teams work with customers during all phases of solution implementation – before, during and after go-live. We begin working with customer teams as soon as the project is kicked off, when the solution goes live, and for months after the solution is implemented. Our experience has shown that our customers benefit greatly from access to NICE VRS resources once they begin using the solution. This post-implementation engagement allows us to build skill and ownership within customer teams, embed changes within the customer organization and determine return on investment from the solution.

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
Cloud Operations ensure that solutions deployed on the NICE cloud run optimally and allow more simplified software upgrades, maximizing availability, performance and quality, while ensuring the security of customer information. This is delivered by using sophisticated proprietary utilities and automations that operate in a proactive manner, providing the means to avoid impacting customer and business operations. This includes: Cloud Architecture teams that design cloud service delivery and operation architectures; Cloud Security teams that help ensure that we set and meet the required Security certifications; Cloud Infrastructure teams that manage both virtual and physical infrastructure requirements; Cloud DevOps teams that implement the utilities and automations while working with our product development teams to optimize our solutions for the cloud environment; and the 7X24 Cloud Application Support teams that monitor and manage the solutions for our customers, ensuring world class up-time, performance, scalability and security. The NICE Cloud utilizes multiple underlying technologies to give our customers many paths to the cloud – these include Physical Data Centers and Public Cloud providers such as AWS and Azure. NICE maintains multiple Cloud Certifications including SOC 2 Type II – Applications; HITRUST; ISO:27001 and PCI.

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
Information Security - we have established information security management policies and procedures to protect the confidentiality, integrity, and availability of our data while providing value to the way we conduct our business. We have security measures, internal policies, and procedures in place to protect our customers’ information and ensure that proper measures are taken in connection with our customers’ and their end users’ information. Additionally, we ensure that information security controls are designed and implemented throughout our products and services development lifecycle. Our privacy information management policies and procedures comply with industry accepted standards, such as ISO 27001. For additional information on information security, please see Item 16K, “Cybersecurity“ in this annual report.

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
We currently hold 529 U.S. patents and 40 patents issued in additional countries covering substantially the same technology as the U.S. patents. We have 206 patent applications pending in the United States and other countries. We believe that the improvement of existing products and the development of new products are important in establishing and maintaining a competitive advantage. We believe that the value of our products is dependent upon our proprietary software and hardware continuing to be “trade secrets” or subject to copyright or patent protection. We generally enter into non-disclosure and non-compete agreements with our employees and subcontractors. However, there can be no assurance that such measures will protect our technology, or that others will not develop a similar technology or use technology in products competitive with those offered by us. In most of the areas in which we operate, third parties also have patents which could be found applicable to our technology and products. Such third parties may include competitors, as well as large companies, which invest millions of dollars in their patent portfolios, regardless of their actual field of business. Although we believe that our products do not infringe upon the proprietary rights of third parties, there can be no assurance that one or more third parties will not make a claim or that we will be successful in defending such claim.
In addition, to the extent we are not successful in defending such claims, we may be subject to injunctions with respect to the use or sale of certain of our products or to liabilities for damages and may be required to obtain licenses which may not be available on reasonable terms.
We own the following trademarks and/or registered trademarks in different countries: Actimize, Actimize logo, NICE Adaptive WFO, NICE WFM, NICE Voice of the Customer, NICE Work Force Management, NICE Incentive Compensation, NICE Real Time Solutions, NICE Trading Recording, NICE Uptivity, NICE Air, NICE Communication Surveillance, Customer Engagement Analytics, Decisive Moment, Fizzback, IEX, inContact, inContact Logo, NICE inContact, Last Message Replay, NICE, NICE Analyzer, NICE Engage, NICE Engage Platform, NICE Interaction Management, NICE Sentinel, NICE Inform, NICE Inform Lite, NICE Performance Compliance, NICE Inform Media Player, NICE Inform Verify, NICE Logo, NICE Incentive Compensation Management, NICE Real Time Solutions, NICE Trading Recording, NICE Proactive Compliance, NICE Security Recording, NICE SmartCenter, NICE, Nexidia, Nexidia ((!)) Logo, Nexidia Interaction Analytics, Nexidia Advanced Interaction Analytics, Nexidia Search Grid, Neural Phonetic Speech Analytics, Own the Decisive Moment, Scenario Replay, Syfact, Syfact Investigator, inContact Cloud Center Solutions, Supervisor on-the-go, VAAS, Voice as a Service, Personal Connection, InTouch, Echo, inCloud, CXone, CXone Logo, NICE inContact CXone, NICE Performance Management, inContact Automatic Contact Distributor, inContact Personal Connection, inContact Interactive Voice Response, inContact Work Force Management, Mattersight, Mattersight Logo, Mattersight See What Matters, Chemistry of Conversation, Net Promoter, Satmetrix, NPX, NPS, Fraudmap, Guardian Analytics, Evidence Lake, Alacra, Free your business, Resolve, Brand Embassy and Hiperos, ContactEngine, ContactEngine Logo, GoMoxie, FluenCX, TRUTH DEPENDS ON IT, MindTouch, NICE ElevateAI, ElevateAI and the NICE Smile design logo, StatsViewer, ScheduleViewer, VoApps, Directdrop voicemail and Directdrop voicemail logo, LiveVox, LiveVox Logo, Human Call Initiator, HCI and HTI.

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

Regulation

Data Privacy, Cyber-Related Security and AI
We are subject to applicable data privacy and cyber-related security restrictions in countries in which our customers and their end-users are located, including the United States, Israel and the E.U., mostly in relation to our SaaS, hosting and cloud offering, as well as other outsourced services. With heightened privacy concerns and regulations, failure to comply with the applicable legislation, procedures and security measures may result in significant financial penalties. In addition, as the regulatory landscape continues to evolve, new laws, rules and regulations governing the use of AI technologies may also apply. For more information on data privacy and cyber security related concerns and legislation, including the GDPR and upcoming regulations governing AI, see also Item 3, "Key Information - Risk Factors" in this annual report.
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

As part of our effort to comply with such regulations and mitigate any future risks related to data privacy and cyber-security, we have adopted certain internal policies and procedures related to information security and incident response, as well as Business Continuity Plans, Risk Assessment Procedures and Vendor Management Policies. These internal policies and procedures are intended to address our business and operational practices as well as our customers' information security concerns, and to avoid or mitigate the risks associated with our information assets and those of our customers. In addition, we received the ISO 27001:2013 information security management certification, ISO 27701:2019 privacy management and SOC2 Type II, PCI, Hitrust and FedRamp certifications were provided to the relevant business lines (as required). Furthermore, we continually evaluate our policies and procedures in light of the regulations related to data privacy, cyber-security and AI and to our customers' needs.

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
Environmental, Social and Governance (ESG) Report
NICE is guided by a deep commitment to social contribution, environmental sustainability and corporate citizenship that is ingrained in our core values. For further information on our ESG strategy and performance, you may access our full ESG Report, which is located on our Corporate Responsibility webpage at https://www.nice.com/company/corporate-responsibility. The contents of our ESG Report and related supplemental information (including information on our website) are not incorporated by reference into this annual report or in any other report or document we file with the SEC.

Competition
We believe that our solutions have several competitive advantages (as set forth above in “Our Solutions” section in this Item 4, “Information on the Company – Business Overview”) in their scale, performance and accuracy, comprehensiveness and broad functionality.
We are leaders in the Customer Engagement space. We compete against WFO players such as Alvaria, Calabrio, Genesys and Verint. In the CCaaS market, which is a part of the Contact Center Infrastructure market that is still mainly held by traditional on-premises players, we compete against Amazon-connect, Avaya, Cisco, Five9, Genesys and TalkDesk, as well as other niche vendors. We also compete against certain UCaaS and Collaboration Software vendors, such as 8x8, Vonage and Zoom, which offer basic CCaaS capabilities, and certain digital engagement vendors, such as LivePerson, which offer digital engagement and self-service capabilities for contact centers. In addition, we are seeing some CRM companies, such as Salesforce and Zendesk, that provide a subset functionality of our broader offerings. In the emergency communications market, we compete against traditional recording vendors like Eventide, Equature and Exacom. In the Law Enforcement and Justice space, we compete against evidence content generation providers like Axon and Genetec who are looking to expand into broader digital evidence management.

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

Item 4.C     Organizational Structure
The following is a list of our significant subsidiaries and other subsidiaries, including the country of incorporation or residence. Each of our subsidiaries listed below is wholly owned by us.

Name of Subsidiary	Country of Incorporation or Residence
NICE Systems Australia PTY Ltd.	Australia
NICE Systems Technologies Brasil LTDA	Brazil
NICE Systems Canada Ltd.	Canada
NICE Interactive Solutions India Private Ltd.	India
Actimize Ltd.	Israel
NICE Japan Ltd.	Japan
NICE Technologies Mexico S.R.L.	Mexico
NICE Netherlands B.V.	Netherlands
NICE Systems (Singapore) Pte. Ltd.	Singapore
NICE Technologies Sole Proprietorship LLC	United Arab Emirates
Actimize UK Limited	United Kingdom
NICE Systems Technologies UK Limited	United Kingdom
NICE Systems UK Ltd.	United Kingdom
Actimize Inc.	United States
inContact Inc.	United States
NICE Systems Inc.	United States
NICE Systems Technologies Inc.	United States
LiveVox Inc.	United States
Item 4.D    Property, Plants and Equipment

We have leased offices and facilities in several countries, which include the following headquarter offices:
•Our Israeli headquarters in Ra'anana occupies approximately 165,000 square feet.
•Our North American headquarters in Hoboken, New Jersey, occupies approximately 60,000 square feet;
•Our EMEA headquarters in London, occupies approximately 10,000 square feet; and
•Our APAC headquarters in Singapore occupies approximately 5,600 square feet.
Additional material leased facilities consist of the following:
•Americas facilities located in –
◦Atlanta, Georgia - and office that occupies approximately 17,000 square feet;
◦Salt Lake City, Utah – an office that occupies approximately 128,000 square feet; and
◦Additional offices are located in Colorado, Texas, Ohio and California.
•APAC facilities include an office space located in Pune, India, which occupies approximately 135,000 square feet . There are also additional APAC offices located in Bengaluru, Manila and Tokyo.

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
Overview
NICE is a global enterprise software leader, providing AI-powered cloud platforms that serve two main markets: Customer Engagement and Financial Crime and Compliance. Our core mission is to transform experiences to be extraordinary and trusted and create a frictionless and safe digital-first consumer reality where every interaction is intelligent, meaningful and effortless. Our solutions are used by organizations of all sizes and are offered in multiple delivery models, including cloud and on-premises.
Our strategy is based on serving rapidly expanding, specialized markets that require feature-rich solutions, with robust, comprehensive cloud platforms that are spearheaded by AI as an overarching catalyst, propelling our unique AI-driven vectors of growth: using AI differentiation to expand our cloud win rates, positioning AI as the bedrock for driving rapid expansion into digital, utilizing AI to fuel massive platform-adoption and leveraging AI as a lucrative source for new domain-specific use-cases.
In the Customer Engagement market, we enable organizations to transform experiences with specialized AI-powered solutions aimed at augmenting employee activities with smart copiloting capabilities, delivering seamless automated customer self-service using conversational AI, orchestrating journeys across multiple channels and intents, meeting consumers wherever they choose to begin their journey, providing them with the knowledge element they need, and creating smarter personalized customer interactions. We help organizations transform their workforce experience with AI-powered solutions aimed at guiding and engaging employees, optimizing operations and automating processes to deliver seamless transition between automated service and human-assisted interactions. We are also digitally transforming the evidence process from police investigators and district attorneys to court and correction facilities, providing a single, streamlined view of the truth as the core of our Public Safety and Justice business, which is part of our Customer Engagement segment.

In the Financial Crime and Compliance market, we protect financial services organizations, with solutions that identify risks and help prevent money laundering and fraud, as well as help ensure financial markets compliance in real-time. With our holistic, data and entity-centric approach, we help financial services organizations address the new dynamic of financial crime threats, which are significantly growing in the digital era.

NICE is at the forefront of several industry technological disruptions that have greatly accelerated in the last several years: the growing acceptance and adoption of specialized AI-powered solutions combining domain-specific use-cases, Generative AI and LLMs, the adoption of cloud platforms by organizations of all sizes and verticals, the shift of consumer and organizational preferences towards digital-centric services and experiences, an increase in consumer cross channel, self-service usage and the need to manage, optimize and engage a diverse workforce while retaining and attracting top talent. Our suite of integrated solutions, based on our unique domain expertise, enables customer service, financial crime prevention and criminal justice organizations to innovate and thrive with industry-leading cloud platforms that use domain-specific data and AI powered solutions.

We rely on multiple key assets to drive our growth:
•Our market-leading open cloud platforms which natively embed AI, analytics and automation, and are purpose-built for our specific domains, scale up to any sized organization, offer a comprehensive application suite for complete functionality, and are protected by a broad array of patents.

•Our extensive portfolio of applications that address organizational needs across all our areas of domain expertise.
•Our broad array of proprietary technologies and algorithms in the domains of Generative AI, LLMs, automation, analytics, machine learning, speech-to-text, natural language processing, personality-based routing and others. Our native AI models are based on years of industry-specific data and domain expertise, consistently using machine learning for generating actionable insights.
•Our access to vast amount of CX data, derived from billions of domain-specific interactions of all types, enriching our applications and enabling us to build hundreds of CX purpose-built AI models.

•Our unique digital capabilities that are critical for organizations of all sizes and across all industries in dealing with the exponential adoption of digital in consumer preferences, banking transactions and justice agencies operations.
•Our advanced data security and compliance capabilities that deliver trusted enterprise software across all our markets, including FedRAMP authorization to the relevant business lines, with 30 authorized applications, native PCI, supported by the most advanced SOC in the industry.
•Our flexible delivery model that allows our customers to benefit from a wide range of both cloud and on-premises solutions.
•Our solutions' market coverage of all segments, from small and mid-sized businesses to large scale Fortune 100 enterprises.
•The mission critical nature of our solutions to the operations of our customers and our cloud platforms that are essential for enabling a scalable and sustainable work-from-anywhere environment.
•Our market leadership, which makes us a well-recognized brand and creates top-of-mind awareness for our solutions in our areas of operation.
•Our broad partner ecosystem that enables us to reach and serve a large number of customers across many countries.
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
•Our customer support and operations, which enable our customers to quickly enjoy the benefits of our solutions, with multiple deployment models in the cloud or on-premises throughout the world and support for full value realization and customer success.
•Our outcome-oriented white-glove services that enable our customers achieve greater efficiency, higher revenue, and lower operating costs with our solutions.

Recent Acquisitions
From time to time we complete acquisitions and investments. Some of them are not considered material to our business and operations. During 2023, we completed several acquisitions for total consideration of approximately $446.9 million. During 2022, we completed an acquisition for total cash consideration of approximately $30 million and contingent consideration with a fair value of approximately $20.4 million. For additional information see Note 1b to our Consolidated Financial Statements included elsewhere in this annual report.

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

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, "Intangible - Goodwill and Other" ("ASC 350"), goodwill is not amortized, but rather is subject to an annual impairment test. If we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then we prepare a quantitative analysis to determine whether the carrying value of reporting unit exceeds its estimated fair value. If the carrying value of a reporting unit exceeds its estimated fair value, we recognize an impairment of goodwill for the amount of this excess, in accordance with the guidance in FASB Accounting Standards Update ("ASU") No. 2017-04, Intangibles - Goodwill and Other (Topic 350).
During the fourth quarter of each of the fiscal years ended December 31, 2023, 2022 and 2021, we performed a qualitative assessment for our reporting units and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required. Accordingly, no impairment charge was recognized during any of such fiscal years.
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

For each reporting period, we evaluate whether declines in fair value below the amortized cost are due to expected credit losses, as well as our ability and intent to hold the investment until a forecasted recovery occurs, in accordance with ASC 326. Allowance for credit losses on AFS debt securities are recognized as a charge in financial expenses (income) and other, net, on the consolidated statements of income, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss). As of December 31, 2023, no credit losses have been recorded.

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

On December 31, 2021, we entered into the First Supplemental Indenture to the 2017 Indenture (as defined in Item 10, "Additional Information - Material Contracts - Notes and Indenture") (the “First Supplemental Indenture”). In accordance with the First Supplemental Indenture, we irrevocably elected Cash Settlement for the principal and any premium due upon conversion to apply to all conversions of the 2017 Notes (as defined in Item 10, "Additional Information - Material Contracts - Notes and Indenture") with an Exchange Date (as defined in the 2017 Indenture) that occurs on or after December 31, 2021. As a result, the conversion feature of the 2017 Notes was required to be bifurcated from the debt host and accounted for separately as a derivative liability. As such, we recognized a derivative liability at an amount equal to the fair value of the conversion feature at that date. Subsequent changes in fair value of the bifurcated conversion derivative are reflected in financial income (expenses) on a net basis.

Additionally, in December 2021, we made an irrevocable election to settle the principal amount of the 2020 Notes (as defined in Item 10, "Additional Information - Material Contracts - Notes and Indenture") in cash. Accordingly, upon conversion, the principal amount shall be paid in cash. Any amount in excess of the principal amount may be paid, or delivered, as the case may be, in cash, shares of common stock or a combination of cash and shares of the Company stock, at the Company's discretion. Prior to this irrevocable election, upon conversion, we, could have elected to deliver to holders cash, shares of the Company's common stock or a combination of cash and shares of the Company's common stock to settle the principal amount.

Starting January 1, 2022, we adopted ASU 2020-06, which simplifies the guidance on the issuer’s accounting for convertible debt instruments by removing the separation models for (1) convertible debt with a cash conversion feature and (2) convertible instruments with a beneficial conversion feature. As a result, we do not separately present in equity an embedded conversion feature in such debt. Instead, we account for a convertible debt instrument wholly as debt, unless the debt contains embedded derivatives required to be bifurcated or the debt is issued at a substantial premium. We recognized a cumulative effect of initially applying ASU 2020-06 as an adjustment to the January 1, 2022 opening balance of accumulated deficit. We combined the previously separated equity component with the liability component, which together is classified as debt, thereby eliminating the subsequent amortization of the debt discount as interest expense. Similarly, the portion of issuance costs previously allocated to equity was reclassified to debt and amortized as interest expense. Accordingly, we recorded as of January 1, 2022 an increase to retained earnings of approximately $7,331, a decrease to additional paid-in capital of $28,816, an increase to long-term debt of $24,758, a decrease to deferred tax liabilities of $2,937, and an increase in debt issuance costs of $336. There will be an impact to earnings per share as a result of the adoption based on the if-converted method if the we average share price will exceed the conversion price of $299.19 of the 2020 Notes, then there will be an impact to earnings per share for the dilution impact above the conversion price as a result of the adoption based on the if-converted method. The prior period consolidated financial statements have not been retrospectively adjusted and continue to be reported under the accounting standards in effect for those periods (see Note 15 to our Consolidated Financial Statements included elsewhere in this annual report).

Recently Issued Accounting Standards Not Yet Adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This standard updates reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance on an interim and annual basis. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of ASU 2023-07 is not expected to have a significant impact on our consolidated financial statements.
In December 2023, the FASB issued ASU 2023-09 "Income Taxes (Topics 740): Improvements to Income Tax Disclosures", which expands the disclosure requirements for income taxes, primarily related to the rate reconciliation and income taxes paid. This guidance is effective for the fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of ASU 2023-09 is not expected to have a significant impact our consolidated financial statements.
Results of Operations
The following table sets forth our selected consolidated statements of income for the years ended December 31, 2022 and 2023, expressed as a percentage of total revenues (totals may not add up due to rounding).

	2023	2022
Revenue:
Cloud	66.5%	59.4%
Services	27.0	29.8
Product	6.5	10.8
	100.0	100.0
Cost of revenue:
Cloud	23.3	21.7
Services	7.9	8.4
Product	1.1	1.2
	32.3	31.3

Gross profit	67.7	68.7

Operating expenses:
Research and development, net	13.6	14.0
Selling and marketing	25.2	28.0
General and administrative	10.6	11.3
Total operating expenses	49.4	53.2

Operating income	18.3	15.5
Financial income and other, net	(0.9)	(0.5)

Income before taxes	19.2	15.8
Taxes on income	5.0	3.6

Net income	14.2	12.2
Comparison of Years Ended December 31, 2023 and 2022
For a comparison of our results for the years ended 2022 and 2021, please refer to Item 5 in our annual report on Form 20-F for the year ended 2022, filed with the SEC on March 30, 2023.
Our revenues increased by approximately $196.2 million, or 9%, from $2,181.3 million in the year ended December 31, 2022 to $2,377.5 million in the year ended December 31, 2023. The increase consisted of a $205.3 million increase in Customer Engagement revenue, which was partially offset by a $9.1 million decrease in Financial Crime and Compliance revenue.
The revenue growth of our Customer Engagement business segment in 2023 is attributed to the increased demand for our cloud platform CXone from new customers and ongoing expansion within our installed customer base, driven by further penetration into both large enterprises and the mid-market.

The revenue decrease in our Financial Crime and Compliance business segment in 2023 is primarily attributed to a decrease in product revenue, which was partially offset by an increase in cloud revenue due to increased adoption of our cloud platforms X-Sight and Xceed.

	Years Ended December 31,		Percentage
	(In millions)		Change
	2023	2022	2022-2023
Cloud revenue	$1,581.8	$1,295.3	22.1%
Service revenue	641.4	650.1	(1.3)
Product revenue	154.3	235.9	(34.6)
Total revenue	$2,377.5	$2,181.3	9.0%

Our cloud revenue in 2023 increased by 22.1%, or $286.5 million, to $1,581.8 million compared to $1,295.3 million in 2022, mainly due to an increase in the Customer Engagement segment from growing demand for our CXone cloud platform, including ongoing penetration in the mid-market with further adoption at the high end of the market and increasing international cloud adoption, resulting from both new customers and expansion from existing customers. In addition, the increase in overall cloud revenue is partially attributed to the growing adoption of our cloud solutions in the Financial Crime and Compliance segment. Revenue derived from our cloud platforms accounted for 66.5% of our total revenue in 2023, as part of our cloud-first strategy of increasing cloud revenue as a percentage of our total revenue.

Our service revenue in 2023 decreased by 1.3%, or $8.7 million, to $641.4 million compared to $650.1 million in 2022, mainly due to a decrease in maintenance revenue as a growing number of our existing on-premises customers transitioned to our cloud-based solutions.

Our product revenue in 2023 decreased by 34.6%, or $81.6 million, to $154.3 million compared to $235.9 million in 2022, as demand decreased for on-premises products in 2023 compared to 2022, primarily in the Financial Crime and Compliance business segment, as a growing number of our existing on-premises customers transitioned to our cloud-based solutions.

Revenue by Region

	Years Ended December 31,		Percentage
	(In millions)		Change
	2023	2022	2022-2023
United States, Canada and Central and South America (“Americas”)	$1,986.6	$1,802.2	10.2%
Europe, the Middle East and Africa (“EMEA”)	248.0	249.7	(0.7)
Asia-Pacific (“APAC”)	142.9	129.4	10.5
Total revenues	$2,377.5	$2,181.3	9.0%

Revenue in Americas increased in 2023 by 10.2%, or $184.4 million, to $1,986.6 million compared to $1,802.2 million in 2022, mainly due to an increase in cloud revenue for our cloud platforms, primarily from CXone.

Revenue in EMEA decreased in 2023 by 0.7%, or $1.7 million, to $248.0 million compared to $249.7 million in 2022, primarily attributed to the decrease in product revenue from the Financial Crime and Compliance segment, largely offset by an increase in cloud revenue in both business segments.

Revenue in APAC increased in 2023 by 10.5%, or $13.5 million, to $142.9 million compared to $129.4 million in 2022. The increase in revenue in 2023 is primarily attributed to the increase in cloud revenue in the Customer Engagement segment and an increase in service revenue in the Financial Crime and Compliance segment.

Cost of Revenue

	Years Ended December 31,		Percentage
	(In millions)		Change
	2023	2022	2022-2023
Cost of cloud revenue	$553.7	$472.8	17.1%
Cost of service revenue	188.9	183.9	2.7
Cost of product revenue	25.6	26.9	(4.8)
Total cost of revenue	$768.2	$683.7	12.4%
Our cost of cloud revenue in 2023 increased by $80.9 million, or 17.1% compared to 2022, and decreased as a percentage of cloud revenue. The increase in the cost of cloud revenue is primarily due to an increase in our cloud sales. The decrease as percentage of cloud revenue is primarily due to increased scale in our cloud business in 2023.

Our cost of service revenue in 2023 increased by $5.0 million, or 2.7%, compared to 2022 and slightly increased as a percentage of service revenue compared to 2022.
Our cost of product revenue in 2023 decreased by $1.3 million, or 4.8%, compared to 2022 and increased as a percentage of product revenue compared to 2022, mainly due to decreased scale in our product business in 2023.

Gross Profit

	Years Ended December 31,		Percentage
	(In millions)		Change
	2023	2022	2022-2023
Gross profit on cloud revenue	$1,028.2	$822.5	25.0%
as a percentage of cloud revenue	65.0%	63.5%
Gross profit on service revenue	452.5	466.2	(2.9)
as a percentage of service revenue	70.5%	71.7%
Gross profit on product revenue	128.6	208.9	(38.5)
as a percentage of product revenue	83.3%	88.6%
Total gross profit	$1,609.3	$1,497.6	7.5%
as a percentage of total revenue	67.7%	68.7%

Our cloud gross profit was $1,028.2 in 2023 compared to $822.5 in 2022, representing an increase of $205.7 million, or 25.0%. Our cloud gross profit as percentage of cloud revenue increased to 65.0% in 2023 compared to 63.5% in 2022. The increase in cloud gross profit and margin is mainly attributed to scaling in our cloud business, further adoption of higher margin software offerings within our cloud platforms and efficiencies in our internal operations.
Our services gross profit was $452.5 in 2023 compared to $466.2 in 2022, representing a decrease of $13.7 million, or 2.9%, which is mainly attributed to a decrease in maintenance revenue as a growing number of our existing on-premises customers transition to our cloud-based solutions. As a percentage of service revenue, our services gross profit was 70.5% in 2023 compared to 71.7% in 2022.

Our product gross profit was $128.6 in 2023 compared to $208.9 in 2022, representing a decrease of $80.3 million, or 38.5%, which is mainly attributed to the execution of our strategy as a cloud first company. Our product gross margin decreased to 83.3% in 2023 compared to 88.6% in 2022, mainly due to the change in product revenue mix sold as compared to the prior year.

Operating Expenses

	Years Ended December 31,		Percentage
	(In millions)		Change
	2023	2022	2022-2023
Research and development, net	$322.7	$306.1	5.4%
Selling and marketing	599.1	609.8	(1.8)%
General and administrative	252.3	246.5	2.4%
Total operating expenses	$1,174.1	$1,162.4	1.0%
Research and Development, Net. Net research and development expenses increased by $16.6 million to $322.7 million in 2023 compared to $306.1 million in 2022, and represented 13.6% and 14.0% of revenues in 2023 and 2022, respectively. The increase in research and development expenses is attributed mainly to an increase in headcount to further drive innovation in our AI based solutions and expand our cloud platforms and capabilities.

Selling and Marketing Expenses. Selling and marketing expenses decreased by $10.7 million to $599.1 million in 2023 compared to $609.8 million in 2022, which represented 25.2% and 28.0% of total revenues in 2023 and 2022, respectively. The decrease in selling and marketing expenses is attributed primarily to a decrease in marketing costs, stock-based compensation costs and fully amortized intangible assets. The decrease was partially offset by an increase in selling costs to obtain contracts and an increase in our go-to-market headcount.

General and Administrative Expenses. General and administrative expenses in 2023 were $252.3 million compared to $246.5 million in 2022, which represented 10.6% of total revenues in 2023, as compared to 11.3% of total revenues in 2022. The increase in general and administrative expenses is attributed primarily to an increase in headcount and an increase in stock-based compensation costs.

Financial Expenses and Other, net

	Years Ended December 31,		Percentage
	(In millions)		Change
	2023	2022	2022-2023
Financial income and other, net	(22.5)	(10.2)	120.6%

Financial Expense income and Other, net. Financial income and other, net, increased by $12.3 million to income of $22.5 million in 2023 compared to $10.2 million in 2022. The increase in financial income and other, net is attributable primarily to an increase in interest income earned from our cash and investment portfolio.

Taxes on Income. Total tax expenses were $119.4 million in 2023 and $79.4 million in 2022. Our effective tax rate was 26.1% in 2023 and 23.0% in 2022.
The increase in 2023 of $40.0 million in tax expenses is mainly due to our increased profitability. The increase in our effective tax rate is mainly attributed to an increase in our U.S. market-based income with a higher income tax rate and to a change in certain tax positions.

The majority of our income in Israel continues to benefit from reduced tax rates, which was 12% in 2023 and 2022, pursuant to our Preferred Technology Enterprise programs, as discussed in Note 13 of our Consolidated Financial Statements included elsewhere in this annual report under the caption “Taxes on Income”.

Net Income. Net income increased by $72.4 million to $338.3 million in 2023 compared to $265.9 million in 2022. The increase in 2023 resulted primarily from an increase in our revenue, gross profit, operating income and financial income, partially offset by higher operating expenses.

Liquidity and Capital Resources
To date, we have financed our operations, acquisitions and the repurchase of our equity, primarily through cash generated from our operating activities as well as through debt financing in the form of Exchangeable Notes.
As of December 31, 2023, we had $1,407.8 million of cash equivalents and in short-term investments, which included $511.8 million in cash and cash equivalents, and $896.0 million in short-term investments. We believe our existing cash and cash equivalents will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months.
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
Cash Flows
Generally, we invest our excess cash in highly liquid investment grade securities. As of December 31, 2023, we had $1,407.8 million of cash and cash equivalents and short-term investments, as compared to $1,571.5 million at December 31, 2022.
Cash provided by operating activities was $561.4 million and $479.7 million in 2023 and 2022, respectively. Net cash from operations in 2023 consisted primarily of net income of $338.3 million, adjusted for non-cash activities such as depreciation and amortization of $167.4 million, stock-based compensation of $176.7 million, an increase in deferred taxes of $66.6 million as well as working capital changes derived from a decrease in deferred revenues of $45.9 million and a decrease in accrued expenses and other liabilities of $55.7 million, partially offset by an increase in trade receivables of $34.3 million . Net cash from operations in 2022 consisted primarily of net income of $265.9 million, adjusted for non-cash activities such as depreciation and amortization of $176.5 million, stock-based compensation of $182.7 million, an increase in deferred taxes of $52.6 million as well as working capital changes derived from an increase in deferred revenues of $6.4 million, an increase in accrued expenses and other liabilities of $33.7 million and an increase in trade receivables of $129.7 million.
Net cash used in investing activities was $293.6 million and $152.4 million in 2023 and 2022, respectively. In 2023, net cash used in investing activities consisted primarily of payment for acquisitions in the aggregate amount of $415.2 million, purchase of property and equipment of $29.2 million and capitalization of internal use software costs of $55.0 million, partially offset by net proceeds from investment in marketable securities and short-term bank deposits of $205.8 million. In 2022, net cash used in investing activities consisted primarily of payment for an acquisition in the amount of $29.7 million, net investment in marketable securities and short-term bank deposits of $40.7 million and purchase of property and equipment of $31.9 million and capitalization of internal use software costs of $50.0 million.
Net cash used in financing activities was $290.3 million and $164.5 million in 2023 and 2022, respectively.
In 2023, net cash used in financing activities was attributed primarily to repurchase of our ordinary shares of $288.4 million and repayment of long-term debt in the amount of $2.6 million, which were partially offset by proceeds from the issuance of shares upon the exercise of options of $2.6 million. In 2022, net cash used in financing activities was attributed primarily to repayment of long-term debt in the amount of $20.1 million and repurchase of our ordinary shares of $144.9 million, which were partially offset by proceeds from the issuance of shares upon the exercise of options of $1.0 million.

Contractual and Other Obligations
Set forth below are our material contractual obligations and other commercial commitments as of December 31, 2023 (in thousands).

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3-5 years	More than 5 years
Debt Obligations, including estimated interest *	$669,900	$209,900	$460,000	$—	$—
Operating Leases	146,782	17,962	32,907	29,155	66,758
Unconditional Purchase Obligations	$425,702	$105,843	$170,181	$149,678	$—
Severance Pay**	$17,078
Total Contractual Cash Obligations	$1,259,462	$333,705	$663,088	$178,833	$66,758
Uncertain Income Tax Positions ***	$90,124
*    Debt obligations includes senior exchangeable notes. The principal balances of the exchangeable senior notes are reflected in the payment periods in the table above based on their respective contractual maturities assuming no conversion. See Note 15 to our consolidated financial statements included elsewhere in this annual report for further details. In January 2024, the 2017 Notes fully matured, and the entire aggregate principal amount of $87,432 was settled in cash (see Note 19 to our consolidated financial statements).
**    Severance pay relates to accrued obligations to employees as required under applicable labor laws. These obligations are payable only upon termination, retirement or death of the respective employees.
***    Uncertain income tax positions under ASC 740 are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 13(i) of our consolidated financial statements included elsewhere in this annual report for further information regarding our liability under ASC 740.

		Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1- 3 years	3- 5 years	More than 5 years
Guarantees*	$2,986	$794	$2,192	$—	$—
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

Item 6.    Directors, Senior Management and Employees.

Item 6A.    Directors and Senior Management.
The following tables set forth, as of March 19, 2024, the name, age and position of each of our directors and executive officers and, in regard to our directors, any of the committees of our board of directors on which they serve and whether any such director is an outside director:
Members of the Board of Directors

Name	Age	Position	Audit Committee Member	Compensation Committee Member	Internal Audit Committee Member	Mergers and Acquisitions Committee Member	Nominations Committee Member	Outside Director*
David Kostman	59	Chairman of the Board of Directors				X	X
Rimon Ben-Shaoul	79	Director	X			X
Dan Falk	79	Director	X	X	X	X	X	X
Yocheved Dvir	71	Director	X	X	X			X
Yehoshua Ehrlich	74	Director		X		X
Leo Apotheker	70	Director		X		X
Joe Cowan	75	Director	X			X
Zehava Simon	65	Director	X	X	X			X
*See Item 6C., “Directors, Senior Management and Employees—Board Practices— Outside Directors.”

Members of Management

Name	Age	Position
Barak Eilam	48	Chief Executive Officer
Beth Gaspich	58	Chief Financial Officer
Barry Cooper	53	President, CX
Craig Costigan	63	Chief Executive Officer, NICE Actimize
Yaron Hertz	53	President, NICE Americas
Darren Rushworth	56	President, CE International
Awan Roy	53	Vice President, Head of NICE India
Shiri Neder	48	Executive Vice President, Human Resources
Tali Mirsky	51	Corporate Vice President, General Counsel and Corporate Secretary
Gil Vassoly	50	Vice President, Corporate Finance

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
Leo Apotheker has served as one of our directors since August 2013. Mr. Apotheker is currently chairman of the board of Syncron AB, Harvest and Eudonet, and a member of the board of Schneider SE and MercuryGate. Mr. Apotheker was the Co-Chief Executive Officer of Burgundy Technology Acquisition Corp until recently and from 2012 to 2014, he was the Managing Partner and co-founder of Efficiency Capital SAS, a growth capital advisory firm. From 2010 to 2011, Mr. Apotheker served as Chief Executive Officer of Hewlett Packard. From 2008 to 2010, he served as Chief Executive Officer of SAP AG. Mr. Apotheker also previously served as the chairman of the board of Unit4, a leading Dutch software company and a member of the board of Taulia Inc. Mr. Apotheker holds a Bachelor’s degree in Economics and International Relations from the Hebrew University of Jerusalem.

Joe Cowan has served as one of our directors since August 2013. Mr. Cowan is currently a director of Auburn University Foundation, StartProto and MachineMetrics, private entities. Until recently, Mr. Cowan served as a director of Drishti Technologies Inc, ChannelAdvisor Inc and SAI Global. From 2013 until 2017, Mr. Cowan was the CEO and director of Epicor. During 2013, Mr. Cowan also served as President of DataDirect Networks, Inc. He also served as a director of DataDirect Networks, Inc. between 2011 and 2013. From 2010 until 2013, Mr. Cowan served as the Chief Executive Officer and President of Online Resources Corp. During 2009, he served as an Operating Executive and Consultant at Vector Capital. From 2007 to 2009, Mr. Cowan served as the Chief Executive Officer of Interwoven Inc. From 2004 to 2006, Mr. Cowan served as the President and Chief Executive Officer of Manugistics Inc. and Manugistics Group Inc. Prior to that, Mr. Cowan served in various senior executive positions, including as the Chief Operating Officer of Baan Co. NV and Avantis GOB NV. Mr. Cowan has also served on the board of directors of Blackboard Inc., as well as several private companies. Mr. Cowan holds an M.S. degree in Electrical Engineering from Arizona State University and holds a B.S. degree in Electrical Engineering from Auburn University.

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

Item 6B.    Compensation.
(a) Aggregate Executive Compensation
The aggregate compensation paid to our directors and executive officers as a group of 19 persons for 2023 (including compensation accrued for such year) consisted of approximately $8.7 million in salary, fees, bonus, commissions and directors’ fees and approximately $1 million in amounts set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but excluding amounts expended for business travel, relocation, professional and business association dues and expenses reimbursed to our directors and executive officers.

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

During 2023, our officers and directors received, in the aggregate, (i) options to purchase 72,615 ordinary shares, which include 50,676 options with an exercise price equal to the par value of the ordinary shares (the “par value options”), and (ii) 185,343 restricted share units, under our equity-based compensation plans. The options (other than the par value options) have a weighted average price of $206.5 and all options will expire six years after the date of grant. The restricted shares units are granted at par value of the ordinary shares.
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
In addition, our shareholders approved a special annual cash fee for the Chairman of the Board in the amount of NIS 450,000 (equivalent to approximately $124,000). The special annual fee is subject to adjustment for changes in the Israeli consumer price index after September 2012. At the Company’s 2023 annual general meeting, following the recommendation of our compensation committee and approval by our Board of Directors, our shareholders reapproved our Compensation Policy, as further discussed below in Item 10, “Additional Information. – Approval of Office Holder Compensation” in this annual report.
(b) Individual Compensation of Covered Executives
The following describes the compensation of our five most highly compensated executive officers in 2023, based on the total of salary costs, bonus cost and equity costs for equity granted and expensed by the Company in 2023 (“Covered Executives”).
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
(2)Bonus Costs. Bonus Costs represent bonuses granted to the Covered Executive with respect to the year ended December 31, 2023, paid in accordance with the Company’s performance-based bonus plan or as detailed below.
(3)Equity Costs. Represents the expense recorded in our financial statements for the year ended December 31, 2023, with respect to equity granted in 2023 and in previous years (if applicable). For assumptions and key variables used in the calculation of such amounts, see Note 14b of our audited consolidated financial statements.
i.Barak Eilam – CEO. Salary Costs - $1,042; Bonus Costs - $1,125; Equity Costs - $6,697 expense recorded in 2023 for equity granted in 2023; and $15,627 expense recorded in 2023 for equity granted in previous years.

ii.Barry Cooper – President, CX. Salary Costs - $532; Bonus Costs - $533; Equity Costs - $3,729 expense recorded in 2023 for equity granted in 2023 and $4,194 expense recorded in 2023 for equity granted in previous years.
iii.Yaron Hertz – President, NICE Americas. Salary Costs - $510; Bonus Costs - $401; Equity Costs - $3,263 expense recorded in 2023 for equity granted in 2023 and $3,595 expense recorded in 2023 for equity granted in previous years.
iv.Darren Rushworth– President, CE International. Salary Costs - $801; Bonus Costs $418; Equity Costs - $1,808 expense recorded in 2023 for equity granted in 2023 and $2,272 expense recorded in 2023 for equity granted in previous years.
v.Craig Costigan – CEO, NICE Actimize. Salary Costs - $495; Bonus Costs - $526; Equity Costs - $1,866 expense recorded in 2023 for equity granted in 2023 and $2,273 expense recorded in 2023 for equity granted in previous years.

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
Item 6D.    Employees.
As of December 31, 2023, we had 8,384 employees worldwide, which represented an increase of approximately 5.8% from December 31, 2022, resulting from both organic and non-organic growth.

The following table sets forth the number of our full-time employees at the end of each of the last three fiscal years as well as the main category of activity and geographic location of such employees:

	At December 31,
Category of Activity	2023	2022	2021

Customer Support*	3,012	2,794	2,603
Sales and Marketing	1,746	1,678	1,471
Research and Development	2,780	2,643	2,303
General and Administrative	846	811	725
Total	8,384	7,926	7,102

Geographic Location
Americas	3,674	3,439	3,112
EMEA	1,526	1,509	1,480
APAC	3,184	2,978	2,510
Total	8,384	7,926	7,102

*    Including the number of employees designated under “Operations” in our previous annual reports.
We also utilize temporary employees in various activities. On average, we employed 35 temporary employees and obtained services from 1,501 consultants (not included in the numbers set forth above) during 2023.
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
Item 6E.    Share Ownership.
As of March 19, 2024, our directors and executive officers then-serving beneficially owned an aggregate of 340,737 ordinary shares, including options and restricted share units to purchase ordinary shares that were vested on such date or that are scheduled to vest within 60 days thereafter, or approximately 0.5% of our outstanding ordinary shares. The options and restricted share units have an average exercise price of $82.09 per share and the options will expire between 2024 and 2030. No individual director or executive officer beneficially owns 1% or more of our outstanding ordinary shares.
The following is a description of each of our equity plans under which awards were outstanding as of March 19, 2024.
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
Generally, under the terms of the 2016 Plan, unless determined otherwise by the administrator of the 2016 Plan, 25% of an Award granted becomes exercisable on the first anniversary of the date of grant and 6.25% becomes exercisable once every quarter during the subsequent three years. Specifically with respect to RSUs and options granted with an exercise price equal to the nominal value of an ordinary share (“par value options”), unless determined otherwise by the Board of Directors, 25% of the RSUs and the par value options granted become vested on each of the four consecutive annual anniversaries following the date of grant. Certain executive officers are entitled to acceleration of vesting of Awards in the event of a change of control, subject to certain conditions. Different terms related to vesting of Awards may apply with respect to Awards granted in relation to equity grants assumed pursuant to acquisition transactions. Awards with a vesting period expire six years after the date of grant. The maximum number of shares that may be subject to Awards granted under the 2016 Plan is calculated each calendar year as 3% of the Company’s issued and outstanding share capital as of December 31 of the preceding calendar year. Such amount is reset for each calendar year. Awards are non-transferable except by will or the laws of descent and distribution.
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
The 2016 Plan is generally administered by our Board of Directors and compensation committee, which determine the grantees under the 2016 Plan and the number of Awards to be granted. As of March 19, 2024, options and restricted share units to purchase 2,876,265 ordinary shares were outstanding under the 2016 Plan at a weighted average exercise price of $9.84.

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
As of March 19, 2024, assumed Guardian Analytics' stock options to purchase 2,888 shares of NICE were outstanding under the Guardian Plan, at a weighted average exercise price of $32.26. We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act, 5,823 ordinary shares for issuance under the Guardian Plan.
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
As of March 19, 2024, assumed Nexidia options to purchase 381 shares of NICE were outstanding under the Nexidia Plan, at a weighted average exercise price of $6.84. We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act, 173,860 ordinary shares for issuance under the Nexidia Plan.
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
As of March 19, 2024, assumed inContact options and restricted share units to purchase 1,037 shares of NICE were outstanding under the inContact Plan, at a weighted average exercise price of $42.04. We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act, 476,114 ordinary shares for issuance under the inContact Plan.
Item 6F.     Disclosure of a registrant’s action to recover erroneously awarded compensation.
Not applicable.

Item 7.    Major Shareholders and Related Party Transactions
Major Shareholders
The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares, with respect to each person known to us to be the beneficial owner of 5% or more of our outstanding ordinary shares, reported as of March 19, 2024. None of our shareholders has any different voting rights than any other shareholder.

Name and Address	Number of Shares		Percent of Shares Beneficially Owned (1)
Capital Research Global Investors	4,980,331	(2)	7.9%
BlackRock, Inc.	3,226,820	(3)	5.1%
(1)Based upon 63,058,665 ordinary shares issued and outstanding as of March 19, 2024.
(2)The information is based upon Amendment No. 4 to Schedule 13G filed with the SEC by Capital Research Global Investors (“CRGI”) on February 9, 2024.
(3)The information is based upon Amendment No. 2 to Schedule 13G filed with the SEC by BlackRock, Inc. on February 1, 2023.
On February 9, 2024, FMR LLC filed Amendment No. 1 to Schedule 13G with the SEC reporting that they are no longer a beneficial owner of 5% or more of our outstanding ordinary shares.
As of March 19, 2024, we had 42 registered ADS holders of record in the United States, with our ADS holders holding in total approximately 61% of our outstanding ordinary shares, as reported by JPMorgan Chase Bank, N.A., the depositary for our ADSs.
To our knowledge, we are not directly or indirectly owned or controlled by another corporation or by any foreign government and there are no arrangements that might result in a change in control of our company.
Related Party Transactions
None.
Item 8.    Financial Information.
A. Consolidated Statements and Other Financial Information
See Item 18, “Financial Statements” in this annual report.
Legal Proceedings
From time to time, we or our subsidiaries may be involved in legal proceedings and/or litigation arising in the ordinary course of our business. While the outcome of these matters cannot be predicted with certainty, we do not believe they, individually or in the aggregate, will have a material effect on our business, consolidated financial position, results of operations, or cash flows.
Dividends
We do not have any plans at this time to make any future dividend payments. Payment of future dividends, if any, will be at the discretion of our Board of Directors and will depend on various factors, such as our statutory profits, financial condition, operating results and current and anticipated cash needs. In the event cash dividends are declared by us, we may decide to pay such dividends in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion. For more information regarding the taxation implications of the dividend plan, see Item 10, "Additional Information - Taxation” of this annual report.
B. Significant Changes
There are no significant changes that occurred since December 31, 2023, except as otherwise disclosed in this annual report and in the annual consolidated financial statements included in this annual report. In January 2024, the 2017 Notes matured and were settled in the amount of $87.4 million.

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
Objectives and Purposes
Our objectives and purposes include a wide variety of business purposes, including all kinds of research, development, distribution, service and maintenance of products in all fields of technology and engineering and to engage in any other kind of business or commercial activity. Our objectives and purposes are set forth in detail in Section 2 of our memorandum of association.
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
Subject to the Israeli Companies law, the Board may appoint a committee of the Board and delegate to such committee all or any of the powers of the Board, as it deems appropriate. Under the Israeli Companies Law, the Board of Directors must appoint an internal audit committee comprised of at least three directors. The function of the internal audit committee is to review irregularities in the management of the Company’s business and recommend remedial measures. The committee is also required, under the Israeli Companies Law, to approve certain related party transactions and to assess our internal audit system and the performance of our internal auditor. Notwithstanding the foregoing, the Board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees. The Board has appointed an internal audit committee which has three members, an audit committee which has five members, a compensation committee which has five members, a nominations committee which has two members and a mergers and acquisitions committee which has six members. For more information on the Company’s committees, please see Item 6C., “Directors, Senior Management and Employees—Board Practices” in this annual report.
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
Approval of Office Holder Compensation
Under the Israeli Companies Law, we are required to adopt a compensation policy, recommended by the compensation committee, and approved by the Board of Directors and the shareholders, in that order, at least once every three years. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter (similar to the threshold described above). Our current Compensation Policy was approved by our shareholders at our 2023 annual general meeting. In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability - must comply with the Company’s Compensation Policy. Although NASDAQ rules generally require shareholder approval when an equity-based compensation plan is established or materially amended, as a foreign company we follow the aforementioned requirements of the Israeli Companies Law.
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
The Compensation Policy sets forth the guidelines for the compensation of our office holders. It is tailored to ensure a compensation which balances performance targets and time horizons through rewarding business results and long-term performance. The Compensation Policy requires that compensation of our office holders include a mix of fixed amounts (such as annual based salaries), variable performance-based components (such as performance-based cash incentive compensation), and long term incentive components (such as long-term equity-based compensation, including performance- based equity). Pursuant to the Compensation Policy, performance-based compensation granted may be based on our overall performance, the particular unit performance, individual performance and the results of the customer satisfaction survey conducted annually. Our Compensation Policy includes applicable clawback provisions and references the Company's compensation recovery policy adopted pursuant to the recent NASDAQ listing rules in response to Exchange Act Rule 10D-1.

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
The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 25% of the outstanding voting shares, unless otherwise required by applicable rules. Although NASDAQ generally requires a quorum of 33-1/3%, subject to an exemption under the NASDAQ rules we follow the generally accepted business practice for companies in Israel, which have a quorum requirement of 25%. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman may designate with the consent of a majority of the voting power represented at the meeting and voting on the matter adjourned. At such reconvened meeting, the required quorum consists of any two members present in person or by proxy.

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
Material Contracts
Notes and Indenture
2017 Notes and Indenture

On January 18, 2017, NICE Systems Inc., a wholly owned subsidiary of the Company ("NICE Systems"), issued $287.5 million aggregate principal amount of the 1.25% exchangeable senior notes due 2024 (the "2017 Notes"). The 2017 Notes were the general unsecured obligations of NICE Systems, guaranteed by us. The sale of the Notes generated net proceeds of approximately $260.1 million. The 2017 Notes were issued pursuant to an indenture (the “2017 Indenture”) among us, NICE Systems and the Trustee.

On December 31, 2021, the Company entered into the First Supplemental Indenture. In accordance with the First Supplemental Indenture, the Company settled certain exchangeable notes by way of a Cash Settlement (as defined in the 2017 Indenture).

The 2017 Notes fully matured on January 15, 2024 and were settled in cash in the amount of $87.4 million.

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

General Corporate Taxation in Israel
Generally, Israeli companies are subject to corporate tax on taxable income, including capital gains, at the rate of 23% for 2023 and 2024. However, the effective tax rate payable by a company that is eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments-1959 (the "Investments Law"), and in particular the 12% rate under the Preferred Technology Enterprise regime (as discussed below), may be considerably less.
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
Tax Benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, as amended.
Pursuant to Investments Law and its various amendments, under which both the Company and its Israeli subsidiary have been granted “Approved Enterprise” status, we have derived and expect to continue to derive significant tax benefits relating to our “Approved, Privileged, and Preferred Enterprise” programs for which we were eligible up to and including the 2016 tax year, and relating to Preferred Technological Enterprise program for the 2017 and subsequent tax years. To be eligible for these tax benefits, a beneficiary must continue to meet certain conditions. In the event we are considered to have failed to comply with these conditions, in whole or in part, the eligibility for the benefits may be canceled and we may be required to refund the relevant amount, including interest and inflation adjustments. As of December 31, 2023, we believe that we are in compliance with all the conditions required by the Investments Law.

In December 2016, the Israeli Knesset passed a number of changes to the Investments Law. These changes became effective beginning January 1, 2017, following promulgation of Regulations by the Finance Ministry in May 2017 to implement the “Nexus Principles” based on OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project. The Regulations provide rules for implementation of the tax regime, which applies to both the Company and its Israeli subsidiary, effective from the 2017 tax year and onwards.
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
Income from sources other than the Preferred Technology Income are taxable at regular corporate tax rates of 23% for 2023 and 2024.

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
An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity. Eligibility for benefits under the Industry Encouragement Law is not contingent upon the approval of any governmental authority. We believe that we currently qualify as an Industrial Company within the definition of the Industry Encouragement Law. No assurance can be given that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

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
Taxation of Israeli Residents
Israeli individuals are generally subject to a tax rate of 25% on capital gains derived from the sale of shares, whether listed on a stock market or not unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain is generally taxed at a rate of 30%. In addition, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company), in the tax rate will be 30%. Individuals who are subject to tax in Israel are also subject to an additional income surtax at a rate of 3% (as described below). For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions. Certain Israeli institutions that are exempt from tax under Section 9(2) or Section 129C(a)(1) of the Tax Ordinance (such as exempt trust funds and pension funds) may be exempt from capital gains tax on the sale of the shares.
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
Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends) or stock dividends. The tax rate applicable to such dividends is 25% or 30% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution. Individuals may also be required to pay surtax with respect to dividends received, as further explained below. Dividends paid out of profits sourced from ordinary income are subject to withholding tax at the rate of 25% if the shares are registered with a nominee company (whether the recipient is a significant shareholder or not). Dividends paid from income derived from our Approved and Privileged Enterprises are subject to withholding tax at the rate of 15%, and dividends paid from income derived from our Preferred Enterprise and Preferred Technology Enterprise are subject to withholding tax at the rate of 20%. We cannot assure that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

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
An individual or corporate non-resident of Israel who has dividend income derived from or accrued in Israel, from which tax was withheld at source, is generally exempt from the duty to file tax returns in Israel with respect to such income, provided that (i) such income was not derived from a business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed in Israel; and (iii) the taxpayer is not obligated to pay income surtax in Israel (as discussed below).
Surtax

Subject to the provisions of any applicable tax treaty, individuals who are subject to tax in Israel (whether or not any such individual is an Israeli resident) are also subject to a surtax at the rate of 3% on annual income (including, but not limited to, dividends, interest and capital gains) exceeding NIS 721,560 for 2024, which amount is linked to the annual change in the Israeli consumer price index.

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
Passive Foreign Investment Companies
For U.S. federal income tax purposes, we will be considered a passive foreign investment company (“PFIC”) for any taxable year in which either (i) 75% or more of our gross income is "passive income", as defined in the relevant provisions of the Code; or (ii) on average, at least 50% of our assets (generally determined on a quarterly basis) produce or are held for the production of passive income. For this purpose, passive income includes dividend, interest, royalty, rent, and annuity income and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning ADSs.
Based on our estimated gross income, the average value of our gross assets and the nature of our business, we do not believe that we will be classified as a PFIC in the current taxable year. Our status in any taxable year will depend on our assets and activities in each year and because this is a factual determination made annually at the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were treated as a PFIC in any year during which a U.S. holder owns ADSs, such U.S. holder may be subject to materially adverse tax consequences, including additional U.S. federal income tax liability and tax filing obligations. Given our current business plans, however, we do not expect that we will be classified as a PFIC in future years.
You are urged to consult your own tax advisor regarding the possibility of us being classified as a PFIC and the potential tax consequences arising from the ownership and disposition (directly or indirectly) of an interest in a PFIC.

Tax Cuts and Jobs Act (the "U.S. Tax Reform" or "TCJA")

As a global corporation, we are subject to income, non-income and transactional tax regimes in the United States and various other jurisdictions, which are unsettled and may be subject to significant change. On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (the "TCJA"), a comprehensive tax law that included several key tax changes to the taxation of business entities, among which is the change to Section 174 of the Code, that went into effect for taxable years beginning after December 31, 2021, requiring research and development expenses to be capitalized and amortized over a period of either five or fifteen years. Prior to this change, the research and development expenses could be fully expensed, as incurred, for U.S. federal income tax purposes.
The final impact of the TCJA may differ due to, among other things, possible changes in the interpretations and assumptions made by us as a result of additional information, additional guidance or finalization of law and regulations that will be issued by the U.S. Department of Treasury, the IRS or other standard-setting bodies, and which may impact our future financial statements, and will be accounted for when such guidance is issued.
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
Documents on Display
We are subject to certain of the information reporting requirements of the Securities and Exchange Act of 1934, as amended. As a foreign private issuer, we are exempt from the rules and regulations under the Securities Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Securities Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act. NASDAQ rules generally require that companies send an annual report to shareholders prior to the annual general meeting, however we rely upon an exception under the NASDAQ rules and follow the generally accepted business practice for companies in Israel. Specifically, we file annual reports on Form 20-F, which contain financial statements audited by an independent accounting firm, electronically with the SEC and post a copy on our website. We also furnish to the SEC quarterly reports on Form 6-K containing unaudited financial information after the end of each of the first three quarters.
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
As of December 31, 2023, we had outstanding currency forward contracts to hedge payroll, facilities expenses and lease obligations, denominated in NIS, INR and PHP, in the total amount of approximately $209.21 million. The fair value adjustment of those contracts was approximately $719 thousand. These transactions were for a period of up to one year.
The following table details the balance sheet exposure (i.e., the difference between assets and liabilities) in our main foreign currencies, as of December 31, 2023, against the relevant functional currency.

	Functional currencies
	(In U.S. dollars in millions)
	USD	GBP	CAD	MXN	AUD	SGD
Foreign currencies
USD	$—	$1	$19	$(2)	$1	$8
GBP	$3	$—	$—	$—	$—	$—
EUR	$21	$20	$—	$—	$—	$—
CAD	$20	$—	$—	$—	$—	$—
AUD	$2	$—	$—	$—	$—	$—
MXN	$5	$—	$—	$—	$—	$—
CHF	$—	$—	$—	$—	$—	$—
JPY	$(6)	$—	$—	$—	$—	$—
INR	$(7)	$—	$—	$—	$—	$—
SGD	$(15)	$—	$—	$—	$—	$—
HKD	$(6)	$—	$—	$—	$—	$—
NIS	$(16)	$—	$—	$—	$—	$—
PHP	$(3)	$—	$—	$—	$—	$—
BRL	$6	$—	$—	$—	$—	$—
Other currencies	$2	$—	$—	$—	$—	$—

The table below presents the fair value of firmly committed transactions for lease obligations denominated in currencies other than the U.S. dollar, which is our reporting currency:

	(In U.S. dollars in millions)
	New Israeli Shekel	Other currencies *	Total
Less than 1 year	$(5)	$(2)	$(7)
1-3 years	$(8)	$(4)	$(12)
3-5 years	$(7)	$(4)	$(11)
Over 5 years	$(13)	$(4)	$(17)
Total	$(33)	$(14)	$(47)
*    Other currencies include the following currencies: AUD, EUR, GBP, INR, JPY, PHP, COP and SGD.
Interest Rate Risk
We are subject to interest rate risk on our investments and on our borrowings.
On August 24, 2020, we issued $460.0 million aggregate principal amount of 0% exchangeable senior notes due 2025.
On January 18, 2017, we issued $287.5 million aggregate principal amount of 1.25% exchangeable senior notes due 2024. The principal amount as of December 31, 2023, is $87.4 million.
Our outstanding debt obligations, the corresponding interest rates, currency and repayment schedules as of December 31, 2023, are set forth in the table below in U.S. dollar equivalent terms (in millions).

Currency	Amount	Interest rate	2024	2025

	(In millions)
Fixed Rate:
USD	$669.9	0%-1.25%	$209.9	$460.0
Total:	$669.9		$209.9	$460.0
Debt issuance costs, net of amortization	(2.9)
Unamortized discount	(0.1)
Total:	$666.9

Our investments are exposed to market risk due to fluctuations in interest rates, which may affect our interest income and the fair market value of our marketable securities portfolio.
Our short term investment portfolio consists of investment-grade corporate debentures, U.S. Government agencies and U.S. treasuries. As of December 31, 2023, 82.6% of our portfolio was in such securities and the remainder was in dollar deposits.
We invest in dollar deposits with U.S. banks, European banks, Israeli banks and money market funds. As of December 31, 2023, 17.4% of our portfolio was in such deposits. Since these investments are for short periods, interest income is sensitive to changes in interest rates.

The weighted average duration of the securities portfolio, as of December 31, 2023, is 1.68 years. The securities in our marketable securities portfolio are rated generally as A+ according to Standard and Poor’s rating or A1, according to Moody’s rating. Securities representing 9.1% of the marketable securities portfolio are rated as AAA; securities representing 18.7% of the marketable securities portfolio are rated as AA; securities representing 67.4% of the marketable securities portfolio are rated as A; securities representing 3.7% of the marketable securities portfolio are rated as BBB+ securities representing 0.5% of the marketable securities portfolio are rated as BBB and securities representing 0.5 % of the marketable securities portfolio are rated as BBB- after being downgraded during 2022.
The table below presents the fair value of marketable securities which are subject to risk of changes in interest rate, segregated by maturity dates (in U.S. dollars, in millions):

	Amortized Cost				Estimated fair value
	Up to 1 year	1-3 years	4-7 years	Total	Up to 1 year	1-3 years	4-7 years	Total
Corporate debentures	236.8	422.9	176.0	835.8	233.8	413.6	173.1	820.5
U.S. treasuries	10.4	31.9	8.8	51.2	10.3	31.4	8.9	50.6
U.S. government agencies	—	2.8	—	2.8	—	2.8	—	2.8
Total	247.2	457.6	184.8	889.8	244.1	447.8	182.0	873.9
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
In respect of 2023, we received a payment in the amount of approximately $1 million from the Depositary as reimbursement for expenses we incurred in 2023 in relation to the maintenance and administration of the ADR program.

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
Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. Our management based its assessment on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2023, our internal control over financial reporting is effective.
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
Item 16C.    Principal Accountant Fees and Services.
Fees Paid to Independent Auditors
Fees billed or expected to be billed by Kost, Forer, Gabbay & Kasierer, a member of EY Global, and other members of EY Global for professional services for each of the last two fiscal years were as follows:

Services Rendered	2023 Fees	2022 Fees
Audit (1)	$1,150	$1,012
Audit-related (2)	$95	$73
Tax (3)	$438	$484
All Other Fees	$—	$—
Total	$1,683	$1,569
(1)Audit fees refer to audit services for each of the years shown in this table which include fees associated with the annual audit for each of 2022 and 2023 (including an audit in each such year in accordance with section 404 of the Sarbanes-Oxley Act), certain procedures regarding our quarterly financial results submitted on Form 6-K, consultations concerning financial accounting and various accounting issues and performance of local statutory audits.
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

Item 16D.    Exemptions from the Listing Standards for Audit Committees.
Not applicable.
Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
During 2023, we repurchased our ordinary shares as described in the table below.

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs

	(In dollars, except share amounts)

January 1 - January 31				246,682,595
February 1 - February 28	67,876	220.25	67,876	231,732,928
March 1 - March 31	241,416	206.12	241,416	181,971,396
April 1 - April 30			—
May 1 - May 31	335,732	183.47	335,732	120,374,875
June 1 - June 30	14,324	200.79	14,324	117,498,774
July 1 - July 31	3,500	204.71	3,500	116,782,272
August 1 - August 31	333,251	198.26	333,251	50,710,707
September 1 - September 30	132,613	176.65	132,613	27,285,198
October 1 - October 31	42,307	169.63	42,307	20,108,461
November 1 - November 30	128,632	177.66	128,632	297,255,790
December 1 - December 31	197,628	197.30	197,628	258,264,136
Total	1,497,279	192.63	1,497,279	1,668,667,132
On November 9, 2022, our Board of Directors authorized a program to repurchase up to $250 million of our issued and outstanding ordinary shares and ADRs. The Company fully executed the $250 million share repurchase program before the end of 2023. On November 15, 2023, our Board of Directors authorized an additional program to repurchase up to $300 million of our issued and outstanding ordinary shares and ADRs which commenced following completion of the repurchase program that was authorized by our Board of Directors in 2022. Repurchases may be made from time to time in the open market or in privately negotiated transactions in accordance with applicable securities laws and regulations. The timing and amount of the repurchase transactions will be determined by management and may depend on a variety of factors including market conditions, alternative investment opportunities and other considerations.

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
Item 16H.    Mine Safety Disclosure.
Not Applicable.
Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.
Not Applicable.

Item. 16K. Cybersecurity
Cybersecurity forms an integral part of our risk management practices. We have established and maintain a Cybersecurity Risk Program which has been developed to assess, identify and manage material risks from cybersecurity threats. Our program is inclusive of related information security policies and procedures to protect the confidentiality, integrity, and availability of the information contained within our systems, products, and services, and to assess, identify, manage, and address cybersecurity risks. Our internal cybersecurity policies and procedures incorporate industry best practices and are assessed annually as part of our Cybersecurity Risk Program review. These policies and procedures include information security policies, incident response procedure, risk assessment procedures and a vendor management policy.
We have verified our information security management policies and procedures and received certifications in accordance with the ISO 27001:2013 information security management standard and ISO 27701:2019 privacy management standard as well as other certifications such as FedRAMP, SOC 2 Type II Applications, PCI DSS, and HITRUST for specific business lines.

We utilize multiple third-party experts to support our program, to advise us on best practices and assist us in evaluating and enhancing our cybersecurity practices. These experts include threat monitoring service providers, cyber software and managed service providers, penetration testing firms, forensic investigators, cybersecurity consultants, and legal counsel specializing in the cyber domain.

We regularly conduct cybersecurity risk assessments and audits, both internally and through the engagement of third parties. These processes include regular scanning of our information systems for vulnerabilities, including by conducting penetration testing, and we maintain tools to detect unusual or unauthorized activities that may affect our systems, products, and services. We also retain the services of a reputable third-party firm for threat monitoring and detection.

We require that employees, contractors, partners, and vendors understand their cybersecurity responsibilities. All of our employees conduct an annual cybersecurity training and other on-going cybersecurity awareness exercises.

We maintain third party risk management process in order to identify, assess and mitigate the risks associated with our third-party service providers. As part of this process, we impose contractual obligations related to information security and require that our third-party partners maintain adequate security measures and controls to ensure the security of our data.

Our incident response policy provides guidelines for the handling and reporting of cybersecurity incidents. In the event of a potential cybersecurity incident, our Security Operations Center (SOC) conducts an initial assessment and, depending on the severity of the incident, provides a report regarding the incident to our Corporate VP Information Security. The Corporate VP Information Security then consults with other internal and external parties, depending upon the nature and/or severity of the incident, including members of our Cyber Incident Response Team (CIRT) and our General Counsel. Depending on the assessed potential materiality of an incident, notification may be given to our Chief Financial Officer, Chief Executive Officer, the Chair of the Board’s Internal Audit Committee, and the Chairman of our Board of Directors.

Additional guidelines covered under our incident response policy include steps for incident identification, containment, eradication, recovery, and lessons learned activities.

Our Cybersecurity Risk Program is run by our Corporate VP Information Security who reports to our Chief Financial Officer. Our Corporate VP Information Security has significant experience assessing and managing cybersecurity programs and risks and has extensive cybersecurity knowledge. Members of the corporate cybersecurity team are responsible for implementing and maintaining the cybersecurity program and practices for the Company. Other cybersecurity teams and professionals within our Company have the responsibility to implement and maintain cybersecurity processes within their business lines. Such teams and individuals work in coordination with our corporate cybersecurity team and under the guidance of our Corporate VP Information Security. The corporate cybersecurity team works closely with the SOC team, which serves as the central hub for monitoring and responding to security incidents and is trained to support our management in incident related matters.

Our management is committed to maintaining a robust cybersecurity program, which includes supplying the necessary resources to sustain the program, including people, tools, processes, procedures, and education. Cybersecurity risks and controls are evaluated and reviewed regularly by our senior management, including as part of our internal audits that are presented to the Internal Audit Committee of the Board of Directors. Our Board of Directors has ultimate oversight of cybersecurity risk management as part of its general oversight function. Our Board of Directors receives and reviews updates, reports and presentations related to cybersecurity threats and trends as well as to our cybersecurity program.

Through the date of filing this annual report, cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected our business strategy, results of operations, or financial condition. If a material cybersecurity incident will occur in the future, it may have an adverse effect on our business or financial condition. For information on the market risks relating to cybersecurity, please see Item 3 “Risks Relating to Information and Product Security and Intellectual Property” in this annual report.

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

2.4	Description of Securities (filed as Exhibit 2.4 to NICE Ltd.'s Annual Report on Form 20-F filed with the SEC on March 30, 2023, and incorporated herein by reference).
4.1	NICE Ltd.'s Executives & Directors Compensation Policy (filed as Exhibit A in Exhibit 99.1 of NICE's Report on Form 6-K filed with the SEC on June 8, 2023, and incorporated herein by reference).
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

4.5	2017 Indenture, dated January 18, 2017 (filed as Exhibit 4.16 to NICE Ltd.’s Annual Report on Form 20-F filed with the SEC on April 21, 2017, and incorporated herein by reference).
4.6	2020 Indenture, dated August 27, 2020 (filed as Exhibit 4.14 to NICE Ltd.'s Annual Report on Form 20-F filed with the SEC on March 23, 2021, and incorporated herein by reference).
4.7	NICE Ltd. 2016 Share Incentive Plan (filed as Exhibit 4.7 to NICE Ltd's Annual Report on Form 20-F filed with the SEC on March 30, 2023, and incorporated herein by reference).
8.1	List of significant subsidiaries.
12.1	Certification by the Chief Executive Officer of NICE Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
12.2	Certification by the Chief Financial Officer of NICE Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by the Chief Executive Officer of NICE Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer of NICE Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of EY Global.
97.1	NICE Ltd. Policy for Recovery of Erroneously Awarded Compensation.
101
The following financial information from NICE Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2023, formatted in Inline XBRL ("iXBRL"): (i) Consolidated Balance Sheets at December 31, 2023 and 2022; (ii) Consolidated Statements of Income for the years ended December 31, 2023, 2022 and 2021; (iii) Statements of Changes in Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2023, 2022 and 2021; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021; and (v) Notes to Consolidated Financial Statements.

NICE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

NICE Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NICE Ltd. and its subsidiaries (the "Company") as of December 31, 2023, and 2022, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "Consolidated Financial Statements"). In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 27, 2024, expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the Consolidated Financial Statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

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

The accounting for contracts with multiple elements which include a software license requires the company to exercise significant judgment in determining revenue recognition for these contracts and includes: (a)1identification and determination of whether products and services are considered distinct performance obligations that should be accounted for separately based on the terms and conditions of the relevant agreements, (b) determination of stand-alone selling prices for each distinct performance obligation that is not sold separately. For products that are not sold separately, directly observable data is generally not available, which requires the Company to make significant assumptions regarding the stand-alone selling prices of the related performance obligations based on, among others, geographic or regional-specific factors and internally approved pricing guidelines, and (c) the pattern of transferring control (i.e., timing of when revenue is recognized) for each distinct performance obligation. For cloud-based revenues recognized based on usage, the processing and recognition of revenue are highly automated and involve capturing and pricing significant volumes of data.

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

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Business Combination
Description of the Matter	As described in Note 1 to the consolidated financial statements, during 2023, the Company completed its acquisition of LiveVox Holding Inc. for total consideration of $424.1 million. The transaction was accounted for as a business combination.
Auditing the Company's accounting for its acquisition of LiveVox Holding Inc. was complex due to the significant estimation required by management in determining the fair value of the identified intangible assets, which principally consisted of technology intangible asset in the amount of $137.5 million (hereinafter, “the Intangible Asset”). The significant estimation was primarily due to the judgmental nature of the inputs to the valuation models used to measure the fair value of this Intangible Asset, as well as the sensitivity of the respective fair value to the underlying significant assumptions. The Company used the discounted cash flow method of the income approach to measure the fair value of this Intangible Asset. The significant assumptions used to estimate the fair value of the Intangible Asset included, among others, discount rate, projected revenue growth rates and royalty rate. These significant assumptions are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's process for accounting of acquisition of intangible assets. For example, we tested controls over management’s review of the valuation of intangible assets, including the review of the valuation model and significant assumptions used in the valuation.
To test the fair value of this acquired intangible asset, our audit procedures included, among others, evaluating the Company's use of valuation methodologies, evaluating the prospective financial information, and testing the completeness and accuracy of underlying data supporting the significant assumptions and estimates. For example, we compared the significant assumptions to current industry, market and economic trends, historical results of the acquired business and to other relevant factors.
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
March 27, 2024

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of NICE Ltd.

Opinion on Internal Control over Financial Reporting

We have audited NICE Ltd. and its subsidiaries' internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, NICE Ltd. and its subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated March 27, 2024, expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst& Young Global
Tel-Aviv, Israel
March 27, 2024

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2023	2022
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$511,795	$529,596
Short-term investments	896,044	1,041,943
Trade receivables (net of allowance for credit losses of $16,712 and $9,253 at December 31, 2023 and 2022, respectively)	585,154	518,517
Debt hedge option	121,922	122,323
Prepaid expenses and other current assets	197,967	204,754

Total current assets	2,312,882	2,417,133

LONG-TERM ASSETS:
Prepaid expenses and other long-term assets	219,332	231,496
Property and equipment, net	174,414	159,285
Deferred tax assets	178,971	116,889
Operating lease right-of-use assets	104,565	102,893
Other intangible assets, net	305,501	209,605
Goodwill	1,821,969	1,617,118

Total long-term assets	2,804,752	2,437,286

Total assets	$5,117,634	$4,854,419

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2023	2022
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$66,036	$56,019
Deferred revenues and advances from customers	302,649	338,930
Current maturities of operating leases liabilities	13,747	13,525
Debt	209,229	209,292
Accrued expenses and other liabilities	528,660	523,451

Total current liabilities	1,120,321	1,141,217

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	52,458	57,211
Accrued severance pay	17,078	16,446
Deferred tax liabilities	8,596	7,336
Debt	457,081	455,382
Operating leases	102,909	99,262
Other long-term liabilities	4,691	22,142

Total long-term liabilities	642,813	657,779

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital-
Ordinary shares of NIS 1 par value:
Authorized: 125,000,000 shares at December 31, 2023 and 2022; Issued: 74,774,827 and 74,774,827 shares at December 31, 2023 and 2022, respectively; Outstanding: 62,870,669 and 63,634,991 shares at December 31, 2023 and 2022, respectively	18,961	18,961
Additional paid-in capital	2,123,487	1,951,035
Treasury shares at cost – 11,904,158 and 11,139,836 Ordinary shares at December 31, 2023 and 2022, respectively	(1,005,104)	(743,054)
Accumulated other comprehensive loss	(59,110)	(111,255)
Retained earnings	2,262,898	1,926,398
Total attributable to NICE Ltd.'s shareholders	3,341,132	3,042,085

Non-controlling interests	13,368	13,338

Total shareholders' equity	3,354,500	3,055,423

Total liabilities and shareholders' equity	$5,117,634	$4,854,419
The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2023	2022	2021
Revenue:
Cloud	$1,581,825	$1,295,323	$1,018,624
Services	641,387	650,116	660,083
Product	154,296	235,855	242,443

Total revenue	2,377,508	2,181,294	1,921,150

Cost of revenue:
Cloud	553,654	472,805	410,671
Services	188,890	183,938	191,137
Product	25,629	26,945	22,648

Total cost of revenue	768,173	683,688	624,456

Gross profit	1,609,335	1,497,606	1,296,694

Operating expenses:
Research and development, net	322,708	306,073	271,187
Selling and marketing	599,114	609,833	536,192
General and administrative	252,286	246,527	225,406

Total operating expenses	1,174,108	1,162,433	1,032,785

Operating income	435,227	335,173	263,909
Financial expenses (income) and other, net	(22,473)	(10,159)	23,290

Income before taxes on income	457,700	345,332	240,619
Taxes on income	119,399	79,387	41,396

Net income	338,301	265,945	199,223

Basic earnings per share	$5.32	$4.17	$3.15

Diluted earnings per share	$5.11	$4.00	$2.98

Weighted average number of shares (in thousands) used in computing:
Basic earnings per share	63,590	63,790	63,189

Diluted earnings per share	66,265	66,465	66,896
The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
Net income	$338,301	$265,945	$199,223

Change in foreign currency translation adjustment	13,810	(27,582)	(7,402)

Available-for-sale investments:
Change in net unrealized gains (losses)	18,029	(33,319)	(13,368)
Less - reclassification adjustment for net losses (gains) realized and included in net income	12,271	419	(1,403)

Net change (net of tax effect of ($4,130), $4,483 and $2,012)	30,300	(32,900)	(14,771)

Cash flow hedges:
Change in unrealized gains (losses)	(5,300)	(18,223)	5,024
Less - reclassification adjustment for net gains (losses) realized and included in net income	13,335	7,189	(5,928)

Net change (net of tax effect of ($1,096), $1,505 and $123)	8,035	(11,034)	(904)

Total other comprehensive income (loss)	52,145	(71,516)	(23,077)

Comprehensive income	$390,446	$194,429	$176,146

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Retained earnings	Non-controlling Interest	Total shareholders' equity
Balance as of January 1, 2023	$18,961	$1,951,035	$(743,054)	$(111,255)	$1,926,398	$13,338	$3,055,423
Stock-based compensation	—	183,302	—	—	—	—	183,302
Issuance of treasury shares under share-based compensation plan (733,472 ordinary shares)	—	(23,923)	26,496	—	—	—	2,573
Treasury shares purchase	—	—	(288,546)	—	—	—	(288,546)
Other comprehensive income	—	—	—	52,145	—	—	52,145
Equity awards assumed for acquisitions	—	13,073	—	—	—	—	13,073
Dividends Paid to non-controlling interest	—	—	—	—	—	(1,771)	(1,771)
Net income attributable to Nice Shareholders	—	—	—	—	336,500	—	336,500
Net loss attributable to non-controlling interests	—	—	—	—	—	1,801	1,801
Balance as of December 31, 2023	$18,961	$2,123,487	$(1,005,104)	$(59,110)	$2,262,898	$13,368	$3,354,500

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Retained earnings	Non-controlling Interest	Total shareholders' equity
Balance as of January 1, 2022	$18,961	$1,817,710	$(625,810)	$(39,739)	$1,653,963	$12,874	$2,837,959
Adoption of ASU 2020-06 (Note 2k)	—	(28,816)	—	—	7,331	—	(21,485)
Stock-based compensation	—	188,888	—	—	—	—	188,888
Issuance of treasury shares under share-based compensation plan (840,766 ordinary shares)	—	(26,747)	27,700	—	—	—	953
Treasury shares purchase	—	—	(144,944)	—	—	—	(144,944)
Other comprehensive income	—	—	—	(71,516)	—	—	(71,516)
Dividends Paid to non-controlling interest	—	—	—	—	—	(376)	(376)
Net income attributable to NICE Shareholders	—	—	—	—	265,104	—	265,104
Net loss attributable to non-controlling interests	—	—	—	—	—	840	840
Balance as of December 31, 2022	$18,961	$1,951,035	$(743,054)	$(111,255)	$1,926,398	$13,338	$3,055,423

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

The accompanying notes are an integral part of the consolidated financial statements

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
Cash flows from operating activities:

Net income	$338,301	$265,945	$199,223
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	167,360	176,546	184,092
Share-based compensation	176,658	182,704	153,030
Accrued severance pay, net	789	1,171	597
Amortization of premium, discount and accrued interest on marketable securities	2,480	8,322	11,867
Deferred taxes, net	(66,620)	(52,618)	(39,316)
Changes in operating assets and liabilities:
Trade receivables, net	(34,292)	(129,712)	(85,778)
Prepaid expenses and other current assets	73,052	(31,673)	(79,624)
Trade payables	3,426	19,923	(389)
Accrued expenses and other current liabilities	(55,703)	33,684	64,179
Operating lease right-of-use assets	12,518	20,393	15,075
Deferred revenue	(45,947)	6,417	30,770
Realized loss on marketable securities, net	12,271	—	—
Operating lease liabilities	(11,100)	(26,191)	(18,011)
Amortization of discount on long-term debt	4,615	4,582	14,469
Loss from extinguishment of debt	53	1,206	13,969
Change in fair value of contingent consideration	(18,258)	—	—
Other	1,827	(984)	(2,337)

Net cash provided by operating activities	561,430	479,715	461,816

Cash flows from investing activities:

Purchase of property and equipment	(29,205)	(31,893)	(24,771)
Purchase of investments	(230,263)	(396,297)	(322,129)
Proceeds from sales of marketable investments	436,044	355,560	270,645
Payments for business acquisitions, net of cash acquired	(415,185)	(29,724)	(142,804)
Capitalization of internal use software costs	(54,974)	(49,997)	(42,440)

Net cash used in investing activities	(293,583)	(152,351)	(261,499)
The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
Cash flows from financing activities:

Proceeds from issuance of shares upon exercise of options	2,570	953	4,426
Purchase of treasury shares	(288,443)	(144,944)	(73,180)
Dividends paid to non-controlling interest	(1,771)	(376)	(1,754)
Purchase of subsidiaries shares from non-controlling interest	—	—	(14,000)
Repayment of debt	(2,628)	(20,132)	(177,308)

Net cash used in financing activities	(290,272)	(164,499)	(261,816)

Effect of exchange rate changes on cash	2,643	(8,425)	(2,112)

Net change in cash, cash equivalents and restricted cash	(19,782)	154,440	(63,611)
Cash, cash equivalents and restricted cash at the beginning of the year	533,096	378,656	442,267
Cash, cash equivalents and restricted cash at the end of the year	$513,314	$533,096	$378,656
Reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheet:
Cash and cash equivalents	$511,795	$529,596	$378,656
Restricted cash included in other current assets	1,519	3,500	—
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$513,314	$533,096	$378,656

Supplemental disclosure of cash flows activities:
Cash paid during the year for:
Income taxes	$210,445	$123,586	$97,258
Interest	1,221	2,974	688

Non-cash activities:
Change in fair value of contingent consideration	(18,258)	—	—
Increase in accrued expenses and other liabilities with respect to purchase of treasury shares	103	—	4

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:-    GENERAL
a.General:
NICE Ltd. (together with its subsidiaries, “NICE”, or the “Company”) is a global enterprise software leader, providing AI-powered cloud platforms that serve two main markets: Customer Engagement and Financial Crime and Compliance. The Company's core mission is to transform experiences to be extraordinary and trusted and create a frictionless and safe digital-first consumer reality where every interaction is intelligent, meaningful and effortless. The Company's solutions are used by organizations of all sizes and are offered in multiple delivery models, including cloud and on-premises.

The Company's strategy is based on serving rapidly expanding, specialized markets that require feature-rich solutions, with robust, comprehensive cloud platforms that are spearheaded by AI as an overarching catalyst, propelling our unique AI-driven vectors of growth: using AI differentiation to expand the Company cloud win rates, positioning AI as the bedrock for driving rapid expansion into digital, utilizing AI to fuel massive platform-adoption and leveraging AI as a lucrative source for new domain-specific use-cases.
In the Customer Engagement market, The Company enables organizations to transform experiences with specialized AI-powered solutions aimed at augmenting employee activities with smart copiloting capabilities, delivering seamless automated customer self-service using conversational AI, orchestrating journeys across multiple channels and intents, meeting consumers wherever they choose to begin their journey, providing them with the knowledge element they need, and creating smarter personalized customer interactions. The Company helps organizations transform their workforce experience with AI-powered solutions aimed at guiding and engaging employees, optimizing operations and automating processes to deliver seamless transition between automated service and human-assisted interactions. The Company is also digitally transforming the evidence process from police investigators and district attorneys to court and correction facilities, providing a single, streamlined view of the truth as the core of our Public Safety and Justice business, which is part of the Company Customer Engagement segment.

In the Financial Crime and Compliance market, the Company protects financial services organizations, with solutions that identify risks and help prevent money laundering and fraud, as well as help ensure financial markets compliance in real-time. With the Company's holistic, data and entity-centric approach, the Company helps financial services organizations address the new dynamic of financial crime threats, which are significantly growing in the digital era.

The Company is at the forefront of several industry technological disruptions that have greatly accelerated in the last several years: the growing acceptance and adoption of specialized AI-powered solutions combining domain-specific use-cases, Generative AI and large language models (LLMs), the adoption of cloud platforms by organizations of all sizes and verticals, the shift of consumer and organizational preferences towards digital-centric services and experiences, an increase in consumer cross channel, self-service usage and the need to manage, optimize and engage a diverse workforce while retaining and attracting top talent. The Company's suite of integrated solutions, based on The Company's unique domain expertise, enables customer service, financial crime prevention and criminal justice organizations to

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)
innovate and thrive with industry-leading cloud platforms that use domain-specific data and AI powered solutions.

b.Acquisitions:
1.Acquisitions in 2023:
a.On December 2023, the Company completed an acquisition of LiveVox Inc. (“LiveVox”), a leading AI-driven proactive outreach provider. The Company acquired LiveVox for a total consideration of $424,117.
Upon consummation of the acquisition, LiveVox became a wholly-owned subsidiary of the Company. The acquisition was accounted for as a business combination. This method requires, among other things, that assets acquired, and liabilities assumed in the business combination be recognized at their fair values as of the acquisition date.

The following table presents details of the identified intangible assets acquired as of the date of the acquisition:

	Fair Value	Estimated useful life (in years)
Net tangible assets and liabilities assumed	$63,575

Trademarks	4,930	5
Technology	137,462	5
Customer relationships	31,957	5
Goodwill	186,193
Total	$424,117

Goodwill generated from this business combination is primarily attributable to synergies between the Company's and LiveVox's respective products and services. The goodwill is not deductible for income tax purposes.

Pro forma results of operations related to this acquisition have not been prepared because they are not material to the Company's consolidated financial statements.

The preliminary fair value of assets acquired, and liabilities assumed from the acquisition, completed during 2023, were based upon preliminary calculations and valuations, and the estimates and assumptions for this acquisition are subject to change as the Company obtains additional information during the respective measurement periods (up to one year from the respective acquisition dates).

During 2023, the Company acquired certain additional companies, which were accounted for as business combinations for a total consideration of $22,815. The financial results of those acquired companies are included in the Company’s consolidated financial statements from their respective acquisition dates. The results from these acquisitions individually and in aggregate, were not material to the Company’s consolidated financial statements. The Company preliminary recorded $13,247 of identifiable intangible assets based on their estimated fair values, and $10,682 of residual goodwill, from these acquisitions.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)
2.Acquisitions in 2022:
a.On November 14, 2022, the Company completed an acquisition for a total consideration of $50,381 as follow: $30,000 cash consideration; Milestone-based contingent payment in a total sum of up to $24,000 payable in March 2026. The contingent consideration was measured at fair value at the closing date and recorded as a liability on the balance sheet in the amount of $20,381.
Upon consummation of the acquisition, the acquired company became a wholly-owned subsidiary of the Company. The acquisition was accounted for as a business combination. As of the acquisition date the Company preliminarily recorded core technology, customer relationships, trademark and goodwill in amounts of $12,470; $9,058; $459 and $28,039, respectively. The estimated useful life of the core technology, customer relationships, and trademark is four years, four years and three years, respectively.
Goodwill generated from this business combination is attributed to synergies between the Company's and acquired company respective products and services. The goodwill is not deductible for income tax purposes.
The results of the acquired company's operations have been included in the consolidated financial statements since November 14, 2022. Pro forma results of operations related to this acquisition have not been prepared because they are not material to the Company's consolidated financial statements.

The estimated fair value of assets acquired and liabilities assumed from the acquisition completed during 2022 was based upon preliminary calculations and valuations. These estimates were finalized during 2023 as part of the measurement period and the resulting change in fair value for the twelve months ended December 31, 2023 was non-cash income of $18,258 included as a change in the fair value of contingent consideration under general and administrative operating expenses in the consolidated statements of income. This was primarily driven by lower expected performance measurements of the acquired entity as determined in the purchase agreement.

The fair value of the contingent consideration arrangement was classified within Level 3 and was determined using a probability-based scenario analysis approach. The resulting probability-weighted contingent consideration amounts were discounted based on the Company's estimated cost of debt.

3.Acquisitions in 2021:
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
4.Acquisitions related costs:
During 2023, 2022 and 2021, acquisition related costs amounted to $13,987, $48 and $1,761, respectively, and were included in general and administrative expenses.

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
For each reporting period, the Company evaluates whether declines in fair value below the amortized cost are due to expected credit losses, as well as the Company's ability and intention to hold the investment until a forecasted recovery occurs, in accordance with ASC 326. Allowance for credit losses on AFS debt securities are recognized as a charge in financial expenses (income) and other, net, on the consolidated statements of income, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss). As of December 31, 2023 and 2022, no credit losses have been recorded.
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
h.Other intangible assets, net:
Other intangible assets are amortized over their estimated useful lives using the straight-line method, at the following annual periods ranges:

Years
Core technology	4 – 8
Customer relationships	3 – 9
Trademarks	3 – 12
Customer backlog	3
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
Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows to the carrying amount of the asset, an impairment charge is recorded for the excess of the carrying amount over fair value. In 2023, 2022 and 2021, no impairment charges were recognized.
j.Goodwill:
Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, "Intangible - Goodwill and Other" ("ASC 350"), goodwill is not amortized, but rather is subject to an annual impairment test. If the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the Company prepares a quantitative analysis to determine whether the carrying value of reporting unit exceeds its estimated fair value. If the carrying value of a reporting unit exceeds its estimated fair value, the Company recognizes an impairment of goodwill for the amount of this excess, in accordance with the guidance in FASB Accounting Standards Update ("ASU") No. 2017-04, Intangibles - Goodwill and Other (Topic 350).
For each of the three years in the period ended December 31, 2023, 2022 and 2021, no impairment was identified.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
k.Exchangeable senior notes:
Through December 31, 2021, prior to the adoption of ASU 2020-06, the Company separately accounted for the liability and equity components of convertible debt instruments that may be settled in a combination of cash and shares. The liability component at issuance is recognized at fair value, based on the fair value of a similar instrument that did not have a conversion feature. The equity component was based on the excess of the proceeds over the fair value of the liability component, after adjusting for an allocation of debt issuance costs, and was recorded as paid-in capital.
Debt discounts were amortized as additional non-cash interest expense over the expected life of the debt. The Company allocated the total issuance costs incurred to the liability and equity components of the exchangeable senior notes based on the same proportions as the proceeds from the notes.
On December 31, 2021, the Company entered into the First Supplemental Indenture to the 2017 Indenture (the "First Supplemental Indenture"). In accordance with the First Supplemental Indenture, the Company irrevocably elected cash settlement for the principal and any premium due upon conversion to apply to all conversions of notes issued under the 2017 Indenture (the "2017 Notes") with an Exchange date (as defined in the 2017 Indenture) that occurs on or after December 31, 2021. As a result, the conversion feature of the 2017 Notes was required to be bifurcated from the debt host and accounted for separately as a derivative liability. As such the Company recognized a derivative liability at an amount equal to the fair value of the conversion feature at that date. Subsequent changes in fair value of the bifurcated conversion derivative are reflected in financial income (expenses) on a net basis.

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

Starting January 1, 2022, the Company adopted ASU 2020-06, which simplifies the guidance on the issuer’s accounting for convertible debt instruments by removing the separation models for (1) convertible debt with a cash conversion feature and (2) convertible instruments with a beneficial conversion feature. As a result, the Company does not separately present in equity an embedded conversion feature in such debt. Instead, the Company accounts for a convertible debt instrument wholly as debt, unless the debt contains embedded derivatives required to be bifurcated or the debt is issued at a substantial premium.

The Company recognized a cumulative effect of initially applying ASU 2020-06 as an adjustment to the January 1, 2022 opening balance of accumulated deficit. The Company combined the previously separated equity component with the liability component, which together is classified as debt, thereby eliminating the subsequent amortization of the debt discount as interest expense. Similarly, the portion of issuance costs previously allocated to equity was reclassified to debt and amortized as interest expense. Accordingly, the Company recorded as of January 1, 2022 an increase to retained earnings of approximately $7,331, a decrease to additional paid-in capital of $28,816, an increase to long-term debt of $24,758, a decrease to deferred tax liabilities of $2,937, and an increase in debt issuance costs of $336. There will be an impact to earnings per share as a result of the adoption based on the if-converted method if the Company average share price will exceed the conversion price of $299.19 of the 2020 Notes, then there will be an impact to earnings per share for the dilution impact above the conversion price as a result of the adoption based on the if-converted method. The prior period consolidated financial statements have not been retrospectively adjusted and continue to be reported under the accounting standards in effect for those periods (See Note 15 "Debt" for further details).

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
l.Revenue recognition:
The Company generates revenues from sales of cloud, services, and software products, which include software license, SaaS, network connectivity, hosting, support and maintenance, implementation, configuration, project management, consulting and training. The Company sells its cloud, products and services directly through its sales force and indirectly through a global network of distributors, system integrators and strategic partners.
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
Deferred revenues, which represent a contract liability, represent unrecognized fees collected mostly for maintenance, cloud and professional services. Deferred revenues are recognized as (or when) the Company performs under the contract. The amount of revenues recognized in the period that was included in the opening deferred revenues balance was approximately $299,598 for the year ended December 31, 2023.
As of December 31, 2023, the aggregate amount of the total transaction price allocated in contracts with original duration greater than one year of the remaining performance obligations was approximately $2,544,325. For performance obligations which are recognized over time, based on usage, the Company elected to disclose only the contractual minimum attributed to these performance obligations, as part of the remaining performance obligation disclosure.
As of December 31, 2023, the Company expects to recognize the majority of the revenue of remaining performance obligations over the next 24 months. Such remaining performance obligations represent unsatisfied or partially unsatisfied performance obligations pursuant to ASC 606. The Company has

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
elected the optional exemption, which allows for the exclusion of the amounts for remaining performance obligations that are part of contracts with an original expected duration of one year or less.
m.Costs to Obtain Contracts:
The Company capitalizes certain sales commission as costs of obtaining a contract when they are incremental and if they are expected to be recovered. The Company applies judgment in estimating the amortization period by taking into consideration customer contract terms, history of renewals, expected length of customer relationship, as well as the useful life of the underlying technology and products. Amortization of sales commission expenses are included in Selling and Marketing expenses in the accompanying consolidated statements of income. For costs that the Company would have capitalized and amortized over one year or less, the Company has elected to apply the practical expedient and expense these contract costs as incurred. Costs to obtain contracts amortization expense for the years 2023, 2022 and 2021 were $142,699, $135,437 and $130,466, respectively.

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
The Company's trade receivables are derived from sales to customers generated from a multitude of markets in countries around the world with the largest proportion denominated in the US dollar. The Company performs ongoing credit evaluations of its customers and insures some of its receivables with a credit insurance company. The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for credit losses.

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
Severance pay expenses for 2023, 2022 and 2021 amounted to $10,917, $8,328 and $8,810, respectively.
The Company also has other liabilities for severance pay in other jurisdictions.
The Company has multiple 401(k) defined contribution plans covering certain employees in the U.S. All eligible employees may elect to contribute a portion of their eligible compensation, generally not greater than an annual contribution of $22.5 in 2023 and $19.5 in both 2022 and 2021 (for certain employees over 50 years of age the maximum annual contribution was $30 per year in 2023 and $26 in 2021 and in 2020) of their total annual compensation to the plan through salary deferrals, subject to IRS limits. The Company, at its discretion, matches 50% of employee contributions to the plan up to a limit of 6-8% of their eligible

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
compensation. In the years 2023, 2022 and 2021, the Company recorded an expense for all matching contributions in the amount of $11,599; $9,887 and $9,366, respectively.
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
On December 31, 2021, the Company entered into the First Supplemental Indenture according to which the Company irrevocably elected cash settlement for the principal and any premium due upon conversion to apply to all conversions of the 2017 Notes issued under the 2017 Notes with an Exchange Date (as defined in the 2017 Indenture) that occurs on or after December 31, 2021. As a result, the 2017 Notes do not have a dilutive effect for the year ended December 31, 2023 and 2022 . Prior to December 31, 2021, the Company had the intention and ability to settle the exchangeable senior notes issued in 2017 in cash, therefore the 2017 Notes did not have a dilutive effect for the years ended December 31, 2021.

On December 31, 2021, the Company irrevocably elected to settle the principal of the exchangeable senior notes issued in 2020 in cash. As a result, the Company will use the if converted method for calculating any potential dilutive effect on diluted net income per share, if applicable. The conversion premium will have a dilutive impact on diluted net income per share only when the average market price of an ordinary share for a given period exceeds the conversion price of $299.19 per share. As a result, 1,537,504 shares underlying the conversion option of the exchangeable senior notes issued in 2020 are not considered in the calculation of diluted net income per share in either 2021, 2022 or 2023, as the effect would be anti-dilutive.

The weighted average number of shares related to outstanding anti-dilutive options excluded from the calculations of diluted net earnings per share was 4,096, 18,161 and 4,754 for the years 2023, 2022 and 2021, respectively.

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
v.Fair value of financial instruments:
The Company applies ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820") for valuing financial instruments. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The Company measures its investments in money market funds classified as cash equivalents, marketable securities, foreign currency derivative contracts, exchangeable notes hedge and its contingent consideration arrangement at fair value.
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

The fair value of the contingent consideration arrangement was classified within Level 3 and was determined using a probability-based scenario analysis approach. The resulting probability-weighted contingent consideration amounts were discounted based on the Company's estimated cost of debt.
The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables and trade payables approximate their fair value due to the immediate or short-term maturities of these financial instruments.
w.Legal contingencies:
The Company is currently involved in various claims and legal proceedings arising in the ordinary course of business. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

x.Advertising expenses:
Advertising expenses are charged to expense as incurred. Advertising expenses for the years 2023, 2022 and 2021 were $50,740; $43,981 and $31,575, respectively.
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
In case of an increase in ownership of a subsidiary, the carrying amount of the non-controlling interest is adjusted to reflect the controlling interest’s increased ownership interest in the subsidiary’s net assets. Any difference between the consideration paid by the Company to a non-controlling interest holder (or contributed by the Company to the net assets of the subsidiary) and the adjustment to the carrying amount of the non-controlling interest in the subsidiary is recognized directly in equity and attributable to the controlling interest. In 2021, the Company acquired an additional 20% in the 2020 Subsidiary (the "2020 Subsidiary") for a total consideration of approximately $14,000.
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
The following tables show the components of accumulated other comprehensive income, net of taxes, as of December 31, 2023, 2022 and 2021:

	Year ended December 31, 2023
	Unrealized gains (losses) on marketable securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total
Beginning balance	$(34,386)	$(7,102)	$(69,767)	$(111,255)
Other comprehensive loss before reclassifications	18,029	(5,300)	13,810	26,539
Amounts reclassified from accumulated other comprehensive loss	12,271	13,335	—	25,606
Net current-period other comprehensive loss	30,300	8,035	13,810	52,145
Ending balance	$(4,086)	$933	$(55,957)	$(59,110)

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Year ended December 31, 2022
	Unrealized gains (losses) on marketable securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total
Beginning balance	$(1,486)	$3,932	$(42,185)	$(39,739)
Other comprehensive income before reclassifications	(33,319)	(18,223)	(27,582)	(79,124)
Amounts reclassified from accumulated other comprehensive loss	419	7,189	—	7,608
Net current-period other comprehensive income	(32,900)	(11,034)	(27,582)	(71,516)
Ending balance	$(34,386)	$(7,102)	$(69,767)	$(111,255)

	Year ended December 31, 2021
	Unrealized gains (losses) on marketable securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total
Beginning balance	$13,285	$4,836	$(34,783)	$(16,662)
Other comprehensive (income) loss before reclassifications	(13,368)	5,024	(7,402)	(15,746)
Amounts reclassified from accumulated other comprehensive income	(1,403)	(5,928)	—	(7,331)
Net current-period other comprehensive income	(14,771)	(904)	(7,402)	(23,077)
Ending balance	$(1,486)	$3,932	$(42,185)	$(39,739)

ac.Recently issued accounting standards, not yet adopted:

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This standard updates reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance on an interim and annual basis. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of ASU 2023-07 is not expected to have a significant impact on the Company's consolidated financial statements.
In December 2023, the FASB issued ASU 2023-09 "Income Taxes (Topics 740): Improvements to Income Tax Disclosures", which expands the disclosure requirements for income taxes, primarily related to the rate reconciliation and income taxes paid. This guidance is effective for the fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of ASU 2023-09 is not expected to have a significant impact on the Company’s consolidated financial statements.

NOTE 3:-    SHORT-TERM INVESTMENTS
Short-term investments include marketable securities in the amount of $873,976 and $1,012,286 as of December 31, 2023 and 2022, respectively and short-term bank deposits in the amounts of $22,068 and $29,657 as of December 31, 2023 and 2022, respectively.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:- SHORT-TERM INVESTMENTS (Cont.)

The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of available-for-sale marketable securities as of December 31, 2023 and 2022:

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Estimated fair value (Level 2 within the fair value hierarchy)
	December 31,		December 31,		December 31,		December 31,
	2023	2022	2023	2022	2023	2022	2023	2022
Corporate debentures	$835,856	$986,803	$1,299	$180	$(16,582)	$(37,408)	$820,573	$949,574
U.S. Treasuries	51,207	42,317	93	96	(741)	(984)	50,559	41,428
U.S. Government Agencies	2,841	22,238	3	12	—	(968)	2,844	21,284
	$889,904	$1,051,358	$1,395	$288	$(17,323)	$(39,360)	$873,976	$1,012,286
The scheduled maturities of available-for-sale marketable securities as of December 31, 2023 are as follows:

	Amortized cost	Estimated fair value
Due within one year	$531,021	$518,153
Due after one year through five years	358,883	355,823
	$889,904	$873,976
Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values as of December 31, 2023 and 2022 are as indicated in the following tables:

	December 31, 2023
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debentures	$103,904	$(993)	$541,497	$(15,589)	$645,401	$(16,582)
U.S. Treasuries	12,369	(127)	29,249	(614)	41,618	(741)
	$116,273	$(1,120)	$570,746	$(16,203)	$687,019	$(17,323)

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:- SHORT-TERM INVESTMENTS (Cont.)

	December 31, 2022
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debentures	$404,393	$(14,198)	$508,180	$(23,210)	$912,573	$(37,408)
U.S. Treasuries	32,501	(984)	—	—	32,501	(984)
U.S. Government Agencies	3,344	(157)	15,195	(811)	18,539	(968)
	$440,238	$(15,339)	$523,375	$(24,021)	$963,613	$(39,360)

NOTE 4:-    PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2023	2022
Government authorities	$90,455	$88,790
Interest receivable	1,124	869
Prepaid expenses	90,017	95,088
Other	16,371	20,007
	$197,967	$204,754

NOTE 5:-    PREPAID EXPENSES AND OTHER LONG-TERM ASSETS

	December 31,
	2023	2022
Deferred commission costs	$129,687	$138,861
Severance pay fund	11,808	11,967
Prepaid expenses	74,421	74,819
Other	3,416	5,849
	$219,332	$231,496

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 6:-    PROPERTY AND EQUIPMENT, NET

	December 31,
	2023	2022
Cost:
Computers and peripheral equipment	$249,677	$231,714
Internal use software	309,383	247,763
Office furniture and equipment	3,148	6,460
Leasehold improvements	41,897	59,796
	604,105	545,733
Accumulated depreciation:
Computers and peripheral equipment	204,631	186,146
Internal use software	194,262	147,657
Office furniture and equipment	78	5,103
Leasehold improvements	30,720	47,542
	429,691	386,448
Depreciated cost	$174,414	$159,285

Depreciation expense totaled $74,907; $71,460 and $65,411 for the years ended December 31, 2023, 2022 and 2021, respectively.
The Company recorded a reduction of $34,692 and $8,279 to the cost and accumulated depreciation of fully depreciated equipment and leasehold improvements no longer in use for the years ended December 31, 2023 and 2022, respectively.
NOTE 7:-    OTHER INTANGIBLE ASSETS, NET
a.Finite-lived other intangible assets:

	December 31,
	2023	2022
Original amounts:
Core technology	$821,835	$674,729
Customer relationships and backlog	334,881	296,712
Trademarks	50,072	44,899
	1,206,788	1,016,340
Accumulated amortization:
Core technology	581,930	503,421
Customer relationships and backlog	281,032	270,280
Trademarks	38,325	33,034
	901,287	806,735
Other intangible assets, net	$305,501	$209,605

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 7:- OTHER INTANGIBLE ASSETS, NET (Cont.)
b.Amortization expense amounted to $92,445; $105,086 and $118,681 for the years ended December 31, 2023, 2022 and 2021, respectively.
c.Estimated intangible asset amortization expense:

For the year ended December 31,
2024	$110,478
2025	63,243
2026	57,831
2027	38,658
2028	34,829
Thereafter	462
$305,501

NOTE 8:-    GOODWILL
Following the Company's acquisitions in 2023 and 2022, as described in Note 1b, the changes in the carrying amount of goodwill allocated to reportable segments for the years ended December 31, 2023 and 2022 are as follows:

	Year ended December 31, 2023
	Customer Engagement	Financial Crime and Compliance	Total
As of January 1, 2023	$1,269,610	$347,508	$1,617,118
Acquisitions	194,990	1,885	196,875
Functional currency translation adjustments	7,006	970	7,976
As of December 31, 2023	$1,471,606	$350,363	$1,821,969

	Year ended December 31, 2022
	Customer Engagement	Financial Crime and Compliance	Total
As of January 1, 2022	$1,257,149	$349,607	$1,606,756
Acquisitions (*)	27,763		27,763
Functional currency translation adjustments	(15,302)	(2,099)	(17,401)
As of December 31, 2022	$1,269,610	$347,508	$1,617,118
(*)Including adjustment of ($276) resulting from finalization of purchase price allocations with respect to 2021.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 9:-    ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2023	2022
Payroll and related expenses	$200,820	$197,480
Accrued expenses	162,953	141,144
Government authorities	162,306	171,217
Other	2,581	13,610
	$528,660	$523,451

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

	Notional amount		Fair value (Level 2 within the fair value hierarchy)
	December 31,		December 31,
	2023	2022	2023	2022
Forward contracts
expenses NIS	107,940	111,253	253	(7,862)
expenses INR	62,023	46,406	147	(1,379)
expenses PHP	11,577	11,235	302	651
	$181,540	$168,894	$702	$(8,590)

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:- DERIVATIVE INSTRUMENTS (Cont.)
The Company currently hedges its exposure to the variability in future cash flows, generally for a maximum period of one year. As of December 31, 2023, the Company expects to reclassify all of its unrealized gains and losses from accumulated other comprehensive income to earnings during the next fifteen months.
The fair value of the Company's outstanding derivative instruments at December 31, 2023 and 2022 is summarized below:

		Fair value of derivative instruments
		December 31,
	Balance sheet line item	2023	2022
Derivative assets:
Foreign exchange forward contracts	Prepaid expenses and other current assets	$702	$651
Derivative liabilities:
Foreign exchange forward contracts	Accrued expenses and other liabilities	$—	$(9,241)
The effect of derivative instruments in cash flow hedging relationship on income and other comprehensive income for the years ended December 31, 2023, 2022 and 2021 is summarized below:

	Amount of gain (loss) recognized in other comprehensive income on derivative, net of tax (effective portion)
	Year Ended December 31,
	2023	2022	2021
Derivatives in foreign exchange cash flow hedging relationships:
Forward contracts	$(5,300)	$(18,223)	$4,993
Option contracts	—	—	31
	$(5,300)	$(18,223)	$5,024
Derivatives in foreign exchange cash flow hedging relationships for the years ended December 31, 2023, 2022 and 2021 is summarized below:

		Amount of gain (loss) reclassified from other comprehensive income into income (expenses), net of tax (effective portion)
		Year Ended December 31,
	Statements of income line item	2023	2022	2021
Option contracts to hedge payroll and facility expenses	Cost of revenues and operating expenses	$—	$—	$(771)
Forward contracts to hedge payroll and facility expenses	Cost of revenues, operating expenses and financial expenses	13,335	7,189	(5,157)
		$13,335	$7,189	$(5,928)

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 11:-    LEASES
The Company has entered into various non-cancelable operating lease agreements for certain office spaces and motor vehicles. The leases have original lease periods expiring between 2024 and 2037. The Company does not assume renewals in its determination of the lease term unless the renewals are considered as reasonably assured.
The operating lease cost for the year ended December 31, 2023 was $23,053.
Supplemental cash flow information related to leases was as follows:

Year ended December 31, 2023
Cash payments related to operating lease	$18,469
New right-of-use assets obtained in exchange for operating lease obligations	11,257
Maturities of lease liabilities were as follows:

Operating Leases
2024	$17,962
2025	16,430
2026	16,477
2027	15,521
2028	13,634
Thereafter	66,758
Total lease payments	146,782

Less imputed interest	(30,126)

Total	$116,656
Supplemental balance sheet information related to leases was as follows:

Year ended December 31, 2023
Current maturities of operating leases	13,747
Long-term operating leases	102,909
Total operating lease liabilities	$116,656

Weighted-average remaining operating lease term	9.80
Weighted-average discount rate of operating leases	5.2%

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 12:-    COMMITMENTS AND CONTINGENT LIABILITIES
a.Commitments:
The Company is also obligated under certain agreements with its suppliers to purchase licenses and hosting services. These non-cancelable obligations as of December 31, 2023 are $425,702.
b.Legal proceedings:
From time to time the Company or its subsidiaries may be involved in legal proceedings and/or litigation arising in the ordinary course of business. While the outcome of these matters cannot be predicted with certainty, the Company does not believe it will have a material effect on its consolidated financial position, results of operations, or cash flows.
c.Bank Guarantees:
The Company obtained bank guarantees as of December 31, 2023 of $2,986, primarily in connection with office lease agreements.

NOTE 13:-    TAXES ON INCOME
a.Israeli taxation:
1.Corporate tax:
Commencing 2012, NICE Ltd. and its Israeli subsidiary elected the Preferred Enterprise regime to apply under the Law for the Encouragement of Capital Investments (the "Investment Law"). The election is irrevocable.
In December 2016, the Israeli Knesset passed a number of changes to the Investments Law regimes. These changes came into law in May 2017, effective beginning January 1, 2017, upon the passing into law of Regulations promulgated by the Finance Ministry to implement the "Nexus Principles" based on OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project. Such Regulations provide rules for implementation of the Preferred Technology Enterprise tax regime.
The Company believes it qualifies as a Preferred Technology Enterprise and accordingly is eligible for a tax rate of 12% on its qualifying preferred technology income, as defined in such regulations, beginning from tax year 2017 and onwards. The Company expects that it will continue to qualify as a Preferred Technology Enterprise in subsequent tax years.
Income not eligible for Preferred Enterprise or Preferred Technology Enterprise benefits is taxed at the regular corporate tax rate, which remains 23% in 2023 (23% in 2022 and 2021).
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
b.Income taxes on non-Israeli subsidiaries:
Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence. The Company's consolidated tax rate depends on the geographical mix of where its profits are earned. In 2023, the Company's U.S. subsidiaries are subject to combined federal and state income taxes of approximately 25.1% and its subsidiaries in the U.K. and India are subject to corporation tax at a rate of approximately 23.5% and 34.9%, respectively. Neither Israeli income taxes, foreign withholding taxes nor deferred income taxes were provided in relation to undistributed earnings of the Company's foreign subsidiaries. This is because the Company has the intent and ability to reinvest these earnings indefinitely in the foreign subsidiaries and therefore those earnings are continually redeployed in those jurisdictions. As of December 31, 2023, the amount of undistributed earnings of non-Israeli subsidiaries, which is considered indefinitely reinvested, was $1,767,539 with a corresponding unrecognized deferred tax liability of $227,648. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes, subject to an adjustment for foreign tax credits, and foreign withholding taxes.
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

d.Net operating loss carryforward:
As of December 31, 2023, the Company and certain of its subsidiaries had tax loss carry-forwards totaling in aggregate approximately $316,962, which can be carried forward and offset against taxable income. Approximately $238,065 of these carry-forward tax losses have no expiration date, with the balance expiring between the years 2023 and 2041.
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
U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)
e.Deferred tax assets and liabilities:
Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows :

	December 31,
	2023	2022
Deferred tax assets:
Net operating losses carryforward and tax credits	$96,079	$51,924
Intra-entity transfer of certain intangible assets (*)	14,563	17,252
Operating leases liabilities	18,820	22,878
Share based payments	37,110	38,206
Research and development costs	112,311	62,695
Reserves, allowances and other	55,124	54,774
Deferred tax assets before valuation allowance	334,007	247,729
Valuation allowance	(19,818)	(12,569)
Deferred tax assets	314,189	235,160

Deferred tax liabilities:
Acquired intangibles	(75,396)	(43,385)
Operating lease right-of-use assets	(15,813)	(20,160)
Acquired deferred revenue	—	(565)
Internal use software and other fixed assets	(18,650)	(24,766)
Prepaid compensation expenses	(33,936)	(36,724)
Other	(19)	(7)
Deferred tax liabilities	(143,814)	(125,607)

Deferred tax assets, net	$170,375	$109,553

(*) During the years ended December 31, 2023 and 2022, the Company completed intra-entity transfers of certain intangible assets to a different tax jurisdiction. As a result of the transfers, the Company utilized net operating losses carried forward, incurred a tax expense on capital gain, released valuation allowances and recorded a deferred tax asset.

	December 31,
	2023	2022
Deferred tax assets	$178,971	$116,889
Deferred tax liabilities	(8,596)	(7,336)
Deferred tax assets, net	$170,375	$109,553
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)
f.A reconciliation of the Company's effective tax rate to the statutory tax rate in Israel is as follows:

	Year Ended December 31,
	2023	2022	2021
Income before taxes on income, as reported in the consolidated statements of income	$457,700	$345,332	$240,619
Statutory tax rate in Israel	23.0%	23.0%	23.0%
Preferred Enterprise / Preferred Technology Enterprise benefits (*)	(6.8)%	(3.3)%	(2.2)%
Changes in valuation allowance	1.6%	0.5%	1.0%
Earnings taxed under foreign law	(0.9)%	0.7%	0.2%
Tax settlements and prior years adjustments	4.4%	0.4%	(1.8)%
Intangible assets transfer	—%	—%	(1.7)%
Other	4.7%	1.7%	(1.3)%
Effective tax rate	26.1%	23.0%	17.2%
(*) The effect of the benefit resulting from the "Preferred Enterprise/Preferred Technology Enterprise benefits" status on net earnings per ordinary share is as follows

	Year Ended December 31,
	2023	2022	2021
Basic	$0.49	$0.18	$0.08
Diluted	$0.47	$0.19	$0.08
g.Income before taxes on income is comprised as follows:

	Year Ended December 31,
	2023	2022	2021
Domestic	$195,203	$102,500	$53,703
Foreign	262,497	242,832	186,916
	$457,700	$345,332	$240,619

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)
h.Taxes on income (tax benefit) are comprised as follows:

	Year Ended December 31,
	2023	2022	2021
Current	$182,789	$132,129	$80,903
Deferred	(63,390)	(52,742)	(39,507)

	119,399	79,387	41,396

Domestic	51,334	28,853	16,171
Foreign	68,065	50,534	25,225

	$119,399	$79,387	$41,396
Of which:

	Year Ended December 31,
	2023	2022	2021
Domestic taxes:
Current	$50,414	$29,576	$27,400
Deferred	920	(723)	(11,229)

	51,334	28,853	16,171
Foreign taxes:
Current	132,375	102,553	53,503
Deferred	(64,310)	(52,019)	(28,278)

	68,065	50,534	25,225

Taxes on income	$119,399	$79,387	$41,396

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)
i.Uncertain tax positions:
A reconciliation of the beginning and ending balances of the total amounts of uncertain tax position is as follows:

	December 31,
	2023	2022
Uncertain tax positions, beginning of year	$80,005	$77,047
Increases in tax positions for prior years	1,262	2,729
Increases in tax positions for current year	11,712	6,031
Expiry of the statute of limitations	(2,855)	(5,802)

Uncertain tax positions, end of year	$90,124	$80,005
The Company accrued $38,347 and $22,285 due to interest and penalties related to uncertain tax positions as of December 31, 2023 and 2022, respectively.
During the course of 2019, upon receipt of an information letter, the Company's United Kingdom Subsidiary Group elected to register for the United Kingdom Profits Diversion Compliance Facility, covering the years 2015-2018. During December 2021 and 2022, this was extended to include the years 2019 and 2020 respectively.

NICE Ltd. and its foreign affiliates in Hungary and in the United Kingdom (“Foreign Affiliates”) are undergoing routine Israeli income tax audits for the tax years 2011 through 2021. On December 30, 2020, February 28, 2022 and on February 20, 2023 NICE Ltd. received a final assessments by way of Tax Decrees (“Tax Decrees”) from the Israel Tax Authority (“ITA”) with respect to its fiscal years 2014 through 2016 for an aggregate amount of tax of approximately NIS 154,869 (equivalent to approximately $43,127). On March 22, 2023, August 20, 2023, and on December 7, 2023 NICE Ltd.’s Foreign Affiliates received Tax Decrees from the ITA with respect to its fiscal years 2011 through 2015, for an aggregate amount of tax of approximately NIS 399,891 (equivalent to approximately $111,360). On December 28, 2022, NICE Ltd. received an assessment from the ITA with respect to its fiscal years 2017 (“Assessment”), for an aggregate amount of tax of approximately NIS 53,033 (equivalent to approximately $14,769) On December 6, 2023, NICE Ltd. received an assessment from the ITA with respect to its fiscal years 2018 through 2021, for an aggregate amount of tax of approximately NIS 47,320 (equivalent to approximately $13,177). Nice Ltd. and its affiliates had filed number of appeals and objections in relation to the different assessments and decrees mentioned above with the district court of Tel Aviv. In addition, the ITA, NICE Ltd and NICE Ltd.’s Foreign Affiliates are in discussions in an effort to resolve these matters in a mutually agreeable manner. We believe our recorded unrecognized tax benefits are sufficient to cover the resolution of the ITA’s Tax Decreases and the Assessments.
As of December 31, 2023, U.S. federal income tax returns filed by the Company's U.S. subsidiaries for the tax years prior to 2020 are no longer subject to general audit. To the extent the Company or its subsidiaries generated net operating losses or tax credits in closed tax years, future use of the net operating loss or tax credit carry forward balance would be subject to examination within the relevant statute of limitations for the year in which it was utilized. The Company and its subsidiaries are still subject to other income tax audits for the tax years of 2011 through 2022.

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
During 2023, the Company granted 1,171,880 options and restricted share units under the 2016 Plan (which constituted 1.86% of the Company issued and outstanding share capital as of December 31, 2023).

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:- SHAREHOLDERS' EQUITY (Cont.)
Pursuant to the terms of certain acquisitions, the Company assumed or replaced unvested options, RSAs and RSUs and converted them or replaced them with the Company's options, RSAs and RSUs, as applicable, based on an agreed exchange ratio. Each assumed or replaced option, RSA and RSU is subject to the same terms and conditions, including vesting, exercisability and expiration, as originally applied to any such option, RSA and RSU immediately prior to the acquisition.
The fair value of the Company's stock options granted to employees and directors for the years ended December 31, 2023, 2022 and 2021 was estimated using the following assumptions:

	2023	2022	2021
Expected volatility	33.35%-35.67%	29.45%-34.11%	26.21%-27.87%
Risk free interest rate	3.6%-4.68%	1.78%-4.15%	0.3%-0.93%
Expected dividend	—	—	—
Expected term (in years)	3.5	3.5	3.5
A summary of the Company's stock options activity and related information for the year ended December 31, 2023, is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at January 1, 2023	1,179,972	23.76	4.31	200,905
Granted	344,450	13.40
Exercised	(217,760)	11.18
Cancelled	(761)	2.80
Forfeited	(52,107)	0.30

Outstanding at December 31, 2023	1,253,794	24.08	4.25	221,610

Exercisable at December 31, 2023	461,353	57.61	2.96	67,013
The weighted-average grant-date fair value of options granted during the years 2023, 2022 and 2021 was $171.43; $198.41 and $243.34, respectively.
The total intrinsic value of options exercised, and restricted shares vested during the years 2023, 2022 and 2021 was $138,202; $178,693 and $189,408, respectively.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:- SHAREHOLDERS' EQUITY (Cont.)
The options outstanding under the Company's stock option plans as of December 31, 2023, have been separated into ranges of exercise price as follows:

Ranges of exercise price	Options outstanding as of December 31, 2023	Weighted average remaining contractual term	Weighted Average Exercise Price	Options Exercisable as of December 31, 2023	Weighted average exercise price of options exercisable
		(Years)	$		$
$0.25 - 0.32	1,088,701	4.45	0.29	312,719	0.29
$6.72 -6.95	381	1.07	6.84	381	6.84
$20.44 - 24.99	2,117	3.98	21.69	2,117	21.69
$38.06 - 54.51	2,470	3.02	47.70	2,469	47.70
$96.74 - 151.63	58,032	1.27	133.44	58,032	133.44
$197.42 - 232.2	102,093	3.92	215.25	85,635	216.93

	1,253,794	4.25	24.08	461,353	57.61
A summary of the Company's RSU and the Company's RSA activities and related information for the year ended December 31, 2023, is as follows:

Number of RSU and RSA (*)
Outstanding at January 1, 2023	1,524,223
Granted	827,430
Vested	(515,712)
Forfeited	(132,792)

Outstanding at December 31, 2023	1,703,149
(*) NIS 1.0 par value, which represents approximately $0.27.
The weighted-average grant-date fair value of restricted shares granted during the year 2023 was $187.73.
As of December 31, 2023, the total compensation cost related to non-vested awards not yet recognized was approximately $254,834, which is expected to be recognized over a period of up to four years.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:- SHAREHOLDERS' EQUITY (Cont.)
The total equity-based compensation expense related to all of the Company's equity-based awards recognized for the years ended December 31, 2023, 2022 and 2021 was comprised as follows:

	Year ended December 31,
	2023	2022	2021
Cost of revenues	$18,904	$18,535	$17,879
Research and development, net	38,047	39,747	28,558
Selling and marketing	48,022	57,114	42,021
General and administrative	78,329	73,492	67,914

Total stock-based compensation expenses	$183,302	$188,888	$156,372
c.Treasury shares:
On February 12, 2020, our Board of Directors authorized a program to repurchase up to $200,000 of the Company issued and outstanding ordinary shares and ADRs, which commenced following completion of the repurchase program that was authorized by the Company Board of Directors in 2017. On November 9, 2022, the Company Board of Directors authorized an additional program to repurchase up to $250,000 of the Company issued and outstanding ordinary shares and ADRs, which commenced following completion of the program that was authorized in 2020. On November 15, 2023, the Company Board of Directors authorized an additional program to repurchase up to $300,000 of the Company issued and outstanding ordinary shares and ADRs, which commenced following completion of the repurchase program that was authorized by the Company Board of Directors in 2022.
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
As of December 31, 2022, the Share Price Condition for the 2017 Notes was triggered and, accordingly, the net carrying amount of these 2017 Notes was presented in current liabilities.
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
The Company received notices for conversion of $2,039 and $2,626 of principal amount of the 2017 Notes in 2022 and 2023, respectively, for which $20,132 and $2,623 were settled in 2022 and 2023, respectively. The Company paid the note holders the conversion value of the notes in cash. The cash conversion premium payment upon conversion of the 2017 Notes was offset by cash under the convertible bond hedge transaction (a derivative) entered into in connection with the offering of the 2017 Notes. As a result of the conversions, the Company recorded in 2022 and 2023, respectively a $1,206 and $53 loss on extinguishment of debt.

The 2017 Notes fully matured on January 15, 2024 and were settled in cash (see Note 19 "Subsequent Events").
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
The following table summarizes some key facts and terms regarding the outstanding Notes as of December 31, 2023:

	Due 2025	Due 2024
Issuance date	August 27, 2020	January 18, 2017
Maturity date	September 15, 2025	January 15, 2024
Effective conversion date	June 15, 2025	September 15, 2023
Principal amount	$460,000	$87,432
Cash coupon rate (per annum)	—%	1.25%
Conversion rate effective (per $1000 principal amount)	3.34	12.05
Effective conversion price (per ADS)	$299.19	$82.96
The carrying values of the liability of the Notes are reflected in the Company's accompanying consolidated balance sheets as follows:

	2020 Notes		2017 Notes
	December 31,		December 31,
	2023	2022	2023	2022
Principal	$460,000	$460,000	$87,432	$90,055
Conversion option (Level 2)	—		121,922	$122,323
Less:
Debt issuance costs, net of amortization	(2,919)	(4,618)	(14)	(335)
Unamortized discount	—		(111)	(2,751)

Net liability carrying amount	$457,081	$455,382	$209,229	$209,292
As of December 31, 2023, the estimated fair value of the 2017 Notes and the 2020 Notes which the Company has classified as Level 2 financial instruments are $208,833 ($207,169 as of December 31, 2022) and $437,368 ($433,113 as of December 31, 2022), respectively.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:- DEBT (Cont.)
The estimated fair value was determined based on the quoted bid price of the exchangeable senior notes in an over-the-counter market on the last trading day of the reporting period. As of December 31, 2023, the difference between the net carrying amount of the 2020 Notes and estimated fair value is mainly due to the interest increase in global markets.
Interest expense related to the Notes is reflected on the accompanying consolidated statements of income as follows:

	2020 Notes			2017 Notes
	Year Ended December 31,			Year Ended December 31,
	2023	2022	2021	2023	2022	2021
Amortization of debt issuance costs	$1,699	$1,693	$1,485	$316	$303	$608
Non-cash amortization of debt discount	—	—	6,471	2,600	2,587	5,986
Interest expense	—	—	—	1,101	1,127	1,891
Loss in respect of convertible loan extinguishment	—	—	—	53	1,206	13,969
Total interest expense recognized	$1,699	$1,693	$7,956	$4,070	$5,223	$22,454
Effective interest rate	0.37%	0.37%	1.87%	4.65%	4.65%	4.68%
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

NOTE 16:-    REPORTABLE SEGMENTS AND GEOGRAPHICAL INFORMATION
a.Reportable segments:
ASC 280, "Segment Reporting"' establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is its Chief Executive Officer. Selected reportable segment data includes the results of companies which were acquired in the years 2023, 2022 and 2021 respectively in the applicable segment.

	Year ended December 31, 2023
	Customer Engagement	Financial Crime and Compliance	Not allocated	Total
Revenues	$1,974,090	$403,418	$—	2,377,508

Operating income	$456,793	$129,023	$(150,589)	435,227

	Year ended December 31, 2022
	Customer Engagement	Financial Crime and Compliance	Not allocated	Total
Revenues	$1,768,804	$412,490	$—	$2,181,294

Operating income	$343,892	$159,298	$(168,017)	$335,173

	Year ended December 31, 2021
	Customer Engagement	Financial Crime and Compliance	Not allocated	Total
Revenues	$1,572,176	$348,974	$—	$1,921,150

Operating income	$316,760	$104,080	$(156,931)	$263,909

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 16:- REPORTABLE SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)
The following table presents property and equipment as of December 31, 2023 and 2022, based on operational segments:

	December 31,
	2023	2022
Customer Engagement	$132,824	$125,781
Financial Crime and Compliance	39,943	32,070
Non-allocated	1,647	1,434

	174,414	$159,285
b.Geographical information:
Total revenues from external customers on the basis of the Company's geographical areas are as follows:

	Year Ended December 31,
	2023	2022	2021
Americas, principally the US	$1,986,634	$1,802,192	$1,566,807
EMEA (*)	244,523	245,198	236,122
Israel	3,508	4,484	3,839
Asia Pacific	142,843	129,420	114,382

	$2,377,508	$2,181,294	$1,921,150
The following presents property and equipment and operating lease right-of-use assets as of December 31, 2023 and 2022, based on geographical areas:

	December 31,
	2023	2022
Americas, principally the US	$128,065	$127,289
EMEA (*)	10,145	4,669
Israel	122,940	112,702
Asia Pacific	17,829	17,518

	$278,979	$262,178
(*) Includes Europe, the Middle East (excluding Israel) and Africa.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 17:-    SELECTED STATEMENTS OF INCOME DATA
a.Research and development, net:

	Year Ended December 31,
	2023	2022	2021
Total costs	$386,745	$364,654	$319,083
Less - grants and participations	(2,441)	(2,414)	(2,118)
Less - capitalization of software development costs	(61,596)	(56,167)	(45,778)

	$322,708	$306,073	$271,187
b.Financial expenses and other, net:

	Year Ended December 31,
	2023	2022	2021
Financial income:
Interest and amortization/accretion of premium/discount on marketable securities, net	$13,813	$13,659	$13,751
Interest income	20,260	4,720	200

	34,073	18,379	13,951
Financial expenses:
Interest expense	(1,101)	(1,127)	(10,061)
Loss in respect of debt extinguishment	(53)	(1,206)	(13,969)
Debt issuance costs amortization	(2,015)	(1,996)	(610)
Exchangeable senior notes amortization of discount	(2,600)	(2,587)	(5,708)
Exchange rates differences	(3,297)	(301)	(4,131)
Other	(2,412)	(2,774)	(2,958)

	(11,478)	(9,991)	(37,437)

Other (expenses) Income, net	(122)	1,771	196

	$22,473	$10,159	$(23,290)
c.Net earnings per share:
The following table sets forth the computation of basic and diluted net earnings per share:

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 17:- SELECTED STATEMENTS OF INCOME DATA (Cont.)
1.Numerator:

	Year Ended December 31,
	2023	2022	2021
Net income to ordinary shareholders	$338,301	$265,945	$199,223
2.Denominator (in thousands):

	Year Ended December 31,
	2023	2022	2021
Denominator for basic net earnings per share:
Weighted average number of shares (thousand)	63,590	63,790	63,189
Effect of dilutive securities:
Add - employee stock options and RSU	995	894	1,605
Warrants issued in the exchangeable notes transaction	1,680	1,781	2,102

Denominator for diluted net earnings per share - adjusted weighted average shares (thousand)	$66,265	66,465	66,896

NOTE 18:-    RELATED PARTY BALANCES AND TRANSACTIONS
In 2021, the Company acquired an additional 20% in the 2020 Subsidiary for a total consideration of approximately $14,000. The amount paid to the 2020 Subsidiary's CEO in connection with this purchase was $4,850. As of December 31, 2023 and 2022, the 2020 Subsidiary's CEO holds 12.04% of the 2020 Subsidiary, which reflects $5,385 and $5,373 of the non-controlling amount on the balance sheet as of December 31, 2023 and 2022, respectively.

NOTE 19:-    SUBSEQUENT EVENTS
On January 2024, the Company settled in cash the entire 2017 Notes in an aggregate principal amount of $87,432 (See Note 15 "Debt" for further information regarding the 2017 Notes).

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NICE LTD.

	By:	/s/ Barak Eilam
Barak Eilam
Chief Executive Officer
Date: March 27, 2024