Form 20-F
period 2024-12-31
NICE Ltd.
filed 2025-03-19
CIK 1003935

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
Noa Farkas Gluck
Head of Corporate Legal
Tel: +972-9-7753777
E-mail: noa.farkasgluck@nice.com
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
None

(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 63,249,843 Ordinary Shares, par value NIS 1.00 per share (which excludes 11,524,984 treasury shares).
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

In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. Many factors could cause the actual results, performance or achievements of NICE to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, competition with existing or new competitors, the success and growth of our cloud-based Software-as-a-Service business, successful execution of our growth strategy, difficulties in making additional acquisitions or effectively integrating acquired operations, dependency on third-party cloud computing platform providers, hosting facilities and service partners, rapidly changing technology (including Artificial Intelligence), the increasing implementation of AI and Generative AI capabilities in certain of our products and services, cyber security attacks or other security incidents, privacy concerns and legislation, our ability to recruit and retain qualified personnel, changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geopolitical conditions,including those arising from political instability or armed conflicts, that may disrupt our business and the global economy and various other factors, both referenced and not referenced in this annual report. These risks are more fully described under Item 3, “Key Information – Risk Factors” of this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. All forward-looking statements are made only as of the date hereof. NICE does not intend or assume any obligation to update these forward-looking statements. Investors should bear this in mind as they consider forward-looking statements and whether to invest or remain invested in NICE’s securities.

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
ii

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
The markets for our products, solutions and related services (also referred to elsewhere in this annual report as our “offerings”) are, in general, highly competitive. Our competitors include a number of large, established software development vendors. Some of our principal competitors or potential competitors may have advantages over us, including greater resources, a broader portfolio of products, applications and services, greater brand recognition, larger patent and intellectual property portfolios and access to a larger customer base. These potential advantages could enable our competitors to better adapt to new market trends, emerging technologies including Artificial Intelligence ("AI"), or customer requirements, or devote more resources to the marketing and sale of their products and services.
Additional competition from existing and new potential entrants to our markets, including new technology vendors competing in specific areas of our business or specific industry verticals, may lead to the widespread availability and standardization of some of the products and services we provide, which could result in the commoditization of our products and services and reduce the demand for our products and services.

Additionally, prices of our offerings may decrease throughout the market due to competitive pressures, including adoption of different approaches to pricing or different pricing models, which may be necessary due to the potential commoditization of our products and services, the potential of AI-based solutions to introduce new units of measure for pricing in the market which may be disruptive, or alternatively during times of economic difficulty. This could have a negative effect on our gross profit and results of operations.

In recent years, players in adjacent markets have increased their presence in our markets through internal development, partnerships and acquisitions. Infrastructure and/or enterprise software vendors, such as large technology providers, large-language-model ("LLM") providers, providers of AI-agent capabilities for use by human agents, Conversational-AI vendors, Customer Relationship Management (“CRM”) vendors, IT service management vendors as well as Unified Communications as a Service (“UCaaS”), video collaboration providers, Platform as a Service (“PaaS”) vendors, and pure digital vendors, have entered or may decide in the future to enter our market space, or build or acquire contact center as a Service (“CCaaS”) solutions and compete with us by offering comprehensive solutions and/or platforms. Moreover, as the investment in, and the shift to the use of Generative AI technologies continue to grow, we may experience increased competition by vertical solutions’ players expanding their portfolios in the digital CX market. We may also experience increased competition if large horizontal analytics providers and domain specific competitors in adjacent markets enter or increase their presence in the Financial Crime and Compliance markets. Some of these vendors may be well recognized by broadly known brand names, which can serve as an advantage as they enter or increase their presence in our market space. If we are not able to compete effectively with these market entrants or other competitors, we may lose market share and our business, financial condition or results of operations could be adversely affected.

In light of the intense competition in our markets, successful development, positioning and sales execution of our offerings, and maintaining our customer relationships, are critical factors in our ability to successfully compete and maintain growth. Therefore, we must continue making significant expenditures on research and development, marketing, and sales activities to compete effectively. Successful marketing of our offerings to our customers and partners will be critical to our ability to maintain growth and our competitive positioning. We cannot assure that our offerings or existing partnerships will allow us to compete successfully.
In addition, our software solutions may compete with software developed internally by potential customers, as well as software and other solutions offered by competitors. We cannot ensure that market awareness or demand for our new products, applications or services will grow as rapidly as we expect, or that the introduction of new products or technological developments or services by others will not adversely impact the demand for our offerings.
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

Our inability to respond to or address the outcome of rapid technological changes and frequent new products, services and business models introductions in the markets in which we operate may have a material adverse effect on our results from operations and competitive position.
We operate in several markets, each characterized by rapidly changing technology and new product, services, business models introductions and evolving industry standards. Our markets are also characterized by consistent demand for state-of-the-art technology and products. Existing and potential competitors might introduce new and enhanced products and services that could adversely affect the competitive position of our offerings.
We are making investments in AI based capabilities to enhance our offerings. AI technologies are rapidly evolving and may present several risks, including factual errors or inaccuracies in the work product developed with AI, ethical risks related to biases in the algorithm or programming, privacy and security concerns as well as risks related to confidentiality and intellectual property rights. The use of AI tools or any failure to ensure the responsible use of AI technology may result in potential financial or reputational harm.

We believe that our ability to anticipate changes in technology and industry standards and to successfully develop and introduce new, enhanced and differentiated products and services, on a timely basis, in each of the markets in which we operate, is a critical factor in our ability to grow our business. As a result, we expect to continue to make significant expenditures on research and development, particularly with respect to new software applications which are continuously required in all our business areas, as well as investments in AI and Generative AI initiatives. There is no certainty that such investments will result in products and services that successfully address the changes in the markets in which we operate. In the event that we do not anticipate changes in technology or industry practices or fail to timely address market needs or are not able to develop new products and services that are in demand, or should customer adoption of new technologies be slower than we anticipate, or should our competitors introduce new and enhanced products incorporating AI more rapidly and/or successfully than us, the competitive position of our offerings may be adversely affected and we may lose market share and our results of operations may be materially adversely affected.

In addition, some of our offerings must readily integrate with customers' systems of record and data sources, consumer facing front-office applications and back-office business operations systems. Any changes to these third-party systems could require us to redesign our products or result in the loss of access to data necessary for our products, and any such redesign or other adjustments required to address these changes might not be possible on a timely basis or achieve market acceptance.

We cannot assure that the market or demand for our offerings will be sustained or grow as rapidly as the pace of technological changes, that we will be successful in the development, adoption, and implementation of new technologies, products and applications, including in relation to products incorporating AI, that such new products and applications will achieve market acceptance and be competitive in technology and price and responsive to customer needs, or that the introduction of new products, services or technological developments by others, including AI based technologies, will not render our products and services obsolete or require adjustments in our products and services and/or business model in order to address the impact of such technological developments in relevant markets.

The market acceptance of AI-based products and services may accelerate certain AI related trends in the markets in which we operate. Such trends, if adopted on a large scale, may reduce the demand for certain solutions, such as solutions on which the business model is based (among other things), for example, a reduced number of human agents. If we are not able to successfully address the effect of such AI related trends on our markets, including by introducing new business models, products and offerings, the revenues generated from our offerings may be adversely affected. If any of the above occurs, our business, financial condition and results of operations could be materially adversely affected.

We may not be able to maintain and further expand the growth and/or profitability of our cloud-based SaaS business.
Our cloud-based Software-as-a-Service (“SaaS”, also referred to as “cloud”) business, in both our Customer Engagement and Financial Crime and Compliance markets, has grown significantly, and therefore we are more dependent now on the success of this area of our business. If we are not able to compete effectively, generate significant revenues or maintain the profitability of our cloud business or if we do not successfully execute our cloud strategy or anticipate the needs of our customers, including in relation to the pace of adoption of cloud solutions as well as AI-based cloud offerings by large enterprises, our revenues could decline and our reputation may be adversely affected.

Our cloud offerings are generally purchased by customers on a subscription basis, including those that include consumption-based pricing. We plan to continue to promote consumption and utilization pricing models of our cloud offerings and, accordingly, expect that our revenues will increasingly rely on consumption and utilization of our solutions. Our failure to secure subscription renewals for our solutions, or a reduction in the number or volume of subscriptions or consumption and utilization of our solutions, may adversely impact our revenues, profitability and results of operations.

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

Some of our products and solutions utilize cloud services based on AI or Generative AI which, due to growing market demand for AI-based offerings, may become difficult to get access to or to obtain on commercially reasonable terms. Our inability to obtain access to the required capacity for AI processing could limit our ability to deliver and expand growth in our AI-based offerings. This limitation could also result in a deterioration of our cloud profitability.
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
Our strategy is to continue investing in, enhancing and securing our business and operations and to grow our business, both organically and through acquisitions. Investments in, among other things, new markets, products, solutions, and technologies, research and development, infrastructure and systems, geographic expansion, and additional qualified and experienced personnel, are critical to achieving our growth strategy. Growth of our revenue depends on the success of all these factors, including our ability to maintain and grow our customer base and the revenues from existing and new customers, develop our strategic partnerships, introduce our offerings to new global markets, strengthen and improve our offerings through significant investments in research and developments and successfully consummate and integrate acquisitions.

Our success depends on our ability to execute our growth strategy effectively and efficiently in order to meet our customers' and market needs. We cannot guarantee that we will be able to sustain our growth in future years. If we are unable to execute our growth strategy successfully and properly manage our investments and expenditures, our results of operations may be materially adversely affected.
Customers’ move to communication channels other than voice channel could materially and adversely affect the success of our voice solutions.

Our voice solutions currently generate, and in recent years have generated, a significant portion of our revenues, and we will continue to rely on the sales of our voice solutions and related recurring revenues, such as subscription and maintenance services, in the next several years. The trend of enterprise customers moving from voice communications to other means of communication with the enterprise (such as self-service, e-mail, messaging applications, social media and chat) may result in a reduction in the demand for our voice platform and applications. There can be no assurance that customers will adopt our solution for other or alternative communication channels that are offered as part of our product portfolio and that the growth in our digital and customer automation solutions will compensate for such possible decline in demand for our voice solutions. Therefore, a significant decline in the voice solutions market may have a material adverse effect on revenues generated from our voice solutions, which may have a material adverse effect on our business, financial condition or results of operations.

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
Other risks commonly encountered with respect to acquisitions include the effect of acquisitions on our financial and strategic position, the inability to integrate successfully or commercialize acquired technologies and achieve expected synergies or economies of scale on a timely basis and the potential impairment of acquired assets. Further, we may not be able to retain the key employees that may be necessary to operate the businesses we acquire and we may not be able to attract, in a timely manner, new skilled employees and management to replace them.
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
We may require significant financing to complete an acquisition or investment, whether through bank loans, raising of debt or otherwise. We cannot assure that such financing options will be available to us or on terms we find reasonable. In addition, if we consummate one or more significant acquisitions in which the consideration consists, in whole or in part, of our ordinary shares or American Depositary Shares (“ADSs”) representing our ordinary shares, our shareholders may suffer immediate or other dilution of their interests in us or earnings per share, or may suffer future dilution if we issue exchangeable or convertible debt to finance a significant acquisition.

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
In addition, we depend on our channel partners globally to comply with applicable regulatory requirements, such as anti-corruption and anti-bribery laws and regulations. Despite our contractual arrangement with such partners, that require them to comply with applicable laws, we cannot guarantee that our partners will not violate applicable law or our policies and procedures designed to ensure compliance with applicable law. To the extent that they fail to do so, that could expose us to criminal or civil enforcement actions and could have a material adverse effect on our business, operating results, and financial condition.
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
A portion of our cloud offerings is provided to customers through a dedicated network of equipment we own that is connected through leased network connectivity lines based on Internet protocol with capacity dedicated to us. We also deliver a portion of our voice long distance service over this dedicated network.
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
We depend on internet service providers to provide uninterrupted and error-free service through their telecommunications networks. We exercise little control over these third-party providers, which increases our vulnerability to problems arising from the services they provide, including failures relating to internet accessibility in general. When problems occur, it may be difficult to identify the source of the problem and there is no assurance that the multiple redundancies and backup we have will prevent such problems. Service disruption or outages, even if not caused by our products or services, may damage our reputation or result in loss of market acceptance of our offerings, and any necessary remedial actions may force us to incur significant costs and expenses, such as payments of credits, penalties or damages to affected customers.
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
We rely on software, components and technology infrastructure provided by third parties. If we lose the right to use that software or infrastructure, we will have to spend additional capital to redesign our existing software to adhere to new third-party providers or develop new software.
We integrate and utilize various third-party software products, such as LLMs or other AI based-offerings as components of, or integration with our products and solutions, to enhance their functionality. The LLMs and other infrastructure components require significant computing resources, which may be limited or not available on terms acceptable to us. In addition, we rely on technology infrastructure from third parties, such as cloud services and cloud providers through which we deliver our offerings, including, in some cases, deployment through a single cloud provider. Our business could be disrupted if functional versions of these software products or technology infrastructure were either no longer available to us or no longer made available to us on commercially reasonable terms. In the event that any of these third-party vendors suffers any malfunctions in the implementation of their services, service disruptions or outages, disruptions related to implementing security systems, security measures or authorization and access control mechanisms, or other disruptions resulting from sharing such vendor's resources with other third parties, or is unable to meet our requirements in a timely manner or in a manner that meets our needs or our relationship with any such vendor is terminated, we may experience disruption in our business until an alternative source of supply can be obtained. Any disruption or any other interruption in a vendor’s ability to provide components, technology infrastructure or services to us could result in interruptions to our services and delivery of our solutions, delays in making product deliveries or inability to make such deliveries, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, some of our third-party vendors use proprietary technology and software code that could require significant redesign of our products in the case of a change in vendor. If we lost the right to use such third-party software or technology infrastructure, we would be required to spend additional capital to either redesign our software to function with alternate third-party software or technology infrastructure, develop alternatives ourselves or locate a new supplier of such software or infrastructure. There is no assurance that an alternative source will be available to us on reasonable commercial terms or will meet our requirements. This could result in our inability to deliver, or in our being forced to limit the features available in, our current or future products and solutions and the commercial release of our products and solutions could be delayed. Furthermore, price increases by any of our third-party vendors could adversely affect our results of operations if we are unable to pass-through such price increases.
The increasing implementation of AI and Generative AI capabilities in certain of our products and services may impact demand for our offerings and may cause potential legal or reputational harm.
The speed of technological advancements related to the use of AI technologies will require significant resources to implement AI powered solutions and assess and address risks associated with such developing technology. Moreover, the legal and regulatory environment relating to AI is rapidly evolving and includes new regulations as well as developments in regulations related to intellectual property, privacy, consumer protection and employment. These laws and regulations could require us to address these changes and could affect the operation of our solutions and could increase compliance costs or increase the risk of non-compliance. Any of these risks could expose us to liability claims or reputational harm. For additional information on the risks related to the regulatory environment, see also the risk factor, "Changes in the legal and regulatory environment could materially and adversely affect our business, results of operations and financial condition".
Additionally, our competitors may be more successful in their implementation of AI capabilities in their products, which may negatively impact demand for our offerings.
As we expand the use of AI and Generative AI capabilities in our products and services, as well as by our workforce, including the use of AI technologies for certain tasks related to our business, and as the market acceptance and use of AI technologies continues to rapidly evolve, we are faced with additional challenges and various legal and business risks related to the use of AI models and AI technologies. These risks include, among others, operational risks, privacy and cybersecurity related risks and risks related to intellectual property rights. These risks can also affect the demand for our offerings and results of operations, and we could face potential legal claims which could result in liability and reputational harm. Please see the other risk factors discussed throughout Item 3, “Key Information – Risk Factors” in this annual report for additional information on these and other risks related to our increased use of AI and Generative AI.
In addition, the increase in market acceptance and use of AI technologies in the field and markets in which we operate may affect existing business trends and competition in such markets and, as a result, the demand for certain of our products and services may decrease.
For additional information on the risks related to the various legal and business risks related to the use of AI models and AI technologies, see also the risk factor, "Undetected errors or malfunctions in our products or services could impact demand for our products and services and we could face potential product liability claims directly impairing our financial results".

Undetected errors or malfunctions in our products or services could impact demand for our products and services, and we could face potential product liability claims directly impairing our financial results.
Our products and services may include undetected errors, inaccuracies, defects, failures, bugs or other weaknesses that could result in service disruption or unanticipated downtime for our customers, loss of data, product returns, loss of or delay in market acceptance of our products and services, loss of competitive position, or claims by customers or others.

In addition, the increasing implementation of AI and Generative AI capabilities in our products and services creates potential ethical issues, inaccurate content or results, unintentional bias, privacy and cybersecurity related challenges, potential breach of third party intellectual property rights and potential difficulty in asserting ownership rights in our intellectual property rights when the development of such products and services is assisted by the use of AI tools. The realization of any of these or other AI related risks may result in potential legal or reputational harm.

Moreover, our customers could incorrectly implement or misuse our products or services, which could result in client dissatisfaction and harm our reputation and brand. Correcting and repairing such errors, inaccuracies, failures, misleading content or bugs, or investing in mitigation activities to address risks derived from the use of AI, such as those related to privacy, cybersecurity or intellectual property, could entail significant costs and could cause interruptions, delays or cessation of our products and services.

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

We cannot guarantee that our quality assurance programs or other procedures will be effective in detecting, preventing or addressing errors, inaccuracies, malfunctions or other AI related risks in our products and solutions or that we will be able to eliminate or successfully limit our liability for any failure of, or inaccuracies in, our solutions, including with respect to responsible use of products and services incorporating AI capabilities. Any product liability insurance we carry may not be sufficient to cover our losses resulting from any such product liability claims. The successful assertion of one or more large product liability claims against us could have a material adverse effect on our results of operations and financial condition.

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

Challenges in designing or implementing our new ERP system could negatively impact our business and operations.

We went live with the core financials portion of our new enterprise resource planning system (“ERP”) during the 1st quarter of 2025. The implementation of an ERP system is a complex and time-consuming project and requires transformations of business and finance processes to reap the benefits of the ERP system. While the new ERP system is intended to maintain accurate financial records, improve operational functionality, and provide timely information to our management regarding our business operations, we cannot ensure the transition and implementation of the new ERP system will be seamless as any such transformation involves risks inherent in the conversion to a new system, including loss of information and potential disruption to normal operations. Additionally, if we do not effectively implement the ERP system as planned or the ERP system does not operate as intended, the effectiveness of our internal control over financial reporting could be adversely affected or our ability to assess those controls adequately could be delayed. The scope and time line for any subsequent phases is still to be determined.

Risks Relating to Information and Product Security and Intellectual Property
If our security and cybersecurity measures or those of our third-party providers, such as of hosting facility, cloud computing platform, service partners or other technology infrastructure providers are compromised, and unauthorized access is obtained to customers’ data, our data or our IT systems, our reputation may be harmed, and we may incur significant legal and financial exposure and liabilities.
Our products and services involve the storage and transmission of customers’ and their end users’ proprietary and other sensitive or confidential information, including financial information and other personally identifiable information. In addition, some of our customers use our products and services to compile and analyze highly sensitive or confidential information, and we may encounter or store such information or data, including when we perform service or maintenance functions for our customers. The information can be exposed or compromised as a result of security incidents and we cannot guarantee that the security measures we have in place or those used by our third-party providers will prove sufficient in preventing the occurrence of a security incident. Security incidents could expose us to a risk of loss or unauthorized use of our or our customers' information, investigations and enforcement actions, litigation and possible liability. Additionally, we may have contractual and other legal obligations to notify customers or other relevant parties of security incidents.

We are regularly subject to probes by hackers and from time to time are subject to security incidents. Such security incidents may result from fraud by computer hackers, employee error, malfeasance, intentional misconduct, unauthorized access to, or use of, our systems, products and services, our customers’ data or our data, including our intellectual property and other confidential business information, in order to derive a financial benefit or for other purposes. In addition, the perception or fact that the internal security policies and procedures which we have in place did not prove effective in safeguarding customers' confidential information, or that any of our employees has improperly handled sensitive information of a customer or a customer’s end user, could negatively affect our business.

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

Our offerings, including our cloud services, may be vulnerable to cyber-attacks, even if they do not contain defects. Such vulnerability may further increase as a result of the use of products and services incorporating AI capabilities. If there is a successful cyber-attack on one of our products or services, even absent a defect or error, it may also result in concerns regarding the integrity of our offerings generally, which could cause adverse publicity and impair their market acceptance and could have a material adverse effect on our results or financial condition.

Third parties regularly attempt to attack our security measures or inappropriately take advantage of our solutions, including our cloud services, through computer viruses, electronic break-ins and other disruptions. Such attempts may also include fraudulently inducing employees or customers into disclosing sensitive information such as usernames, passwords or other information to gain access to our customers’ data, our data or our systems. Furthermore, our customers may authorize third-party technology providers to access their customer data, and some of our customers may not have adequate security measures in place to protect their data that is stored on our services. Because we do not control our customers or third-party technology providers, or the processing of such data by third-party technology providers, we cannot ensure the integrity or security of such transmissions or processing. Malicious third parties may also conduct attacks designed to temporarily deny customers access to our services. Any security incident could result in a loss of confidence in the security of our services, damage our reputation, negatively impact our future sales, disrupt our business and lead to legal liability.

We could be subject to risks of losses resulting from cyber security attacks that might be beyond the limits, or outside the scope of coverage of the insurance policies maintained by us, which may limit or prevent indemnification available to us under our insurance policies. This potential insufficiency of insurance coverage could result in an adverse effect on our business, financial position, profit, and cash flows.
Interruptions or delays in our services through security incidents, failures, or disruptions could impede on our ability to deliver services, harm our reputation and our relationships with customers and partners, adversely affect our results of operation and subject us to liability.

Significant interruptions or delays to our services, whether as a result of error or security incidents, and whether accidental or willful, could harm our reputation and our relationships with customers and partners, subject us to liability, and adversely affect our business and results of operations. In the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur.

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
Our success is dependent, to a significant extent, upon our proprietary technology. We currently hold 575 U.S. patents and 35 patents issued in additional countries covering substantially the same technology as the U.S. patents. We have 230 patent applications pending in the United States and other countries. We rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure and non-competition agreements, as well as third-party licenses to establish and protect the technology used in our offerings. However, we cannot assure that such measures will be adequate to protect our proprietary technology, that competitors will not develop products with features based upon, or otherwise similar to our products, that intellectual property ownership and third-party licenses, including with respect to copyrights to the AI output, will be available to us or that we will prevail in any proceeding instituted by us in order to enjoin competitors from selling similar products. In most of the areas in which we operate, third parties also have patents which could be found applicable to our technology and products. Such third parties may include competitors, as well as large companies, which heavily invest in their patent portfolios, regardless of their actual field of business. We cannot assure that one or more third parties will not make a claim related to infringement of intellectual property rights or that we will be successful in defending such claim.
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
In addition, we may face uncertainty regarding the assertion of our ownership rights in inventions created with the assistance of AI, which would otherwise be patentable or copyrightable if not created using AI and we cannot anticipate how applicable intellectual property laws will evolve in respect thereof and the effect this may have on the protection of our intellectual property rights.

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
We monitor our use of such open source code to avoid subjecting our products to conditions we do not intend, however there is no assurance that the use of such open source code may not ultimately subject some of our products to unintended conditions and that we may not be required to take remedial action that may divert resources away from our development efforts.
Risks Relating to Regulatory Environment
Privacy and data protection concerns, legislation and other regulations may limit the use and adoption of our offerings, adversely affect our business, increase compliance costs and expose us to increased liability.
Governments and other international organizations in various jurisdictions around the world (such as the legislative and regulatory institutions of the European Union) have enacted and are continuing to adopt new laws, regulations and guidelines addressing data privacy and protection, including the processing of personal information, cyber security, breach notification, risk management and reporting, as well as requirements related to security risk management and digital operational resilience. These laws, regulations and guidelines may be inconsistent across jurisdictions and are subject to evolving and differing (sometimes conflicting) interpretations. In some cases, different sets of data privacy laws and regulations, such as the European Union’s General Data Protection Regulation (“GDPR”), local laws and regulations including certain U.S. state laws on privacy and data protection, such as the California Consumer Privacy Act (“CCPA”), as amended by the California Privacy Rights Act ("CPRA"), as well as the Israeli Privacy Law and the regulations promulgated thereunder (the “Israeli Privacy Law”), also govern the processing of personal information. Additionally, new state privacy laws in the U.S. may also apply. These and other regulatory requirements may slow the pace at which we close sales or procurement transactions and in some cases may restrict our ability to store, transfer and process data or impact our ability to offer some of our solutions and services for use in relation to data subjects that reside in certain locations or our customers’ ability to deploy our solutions globally. Compliance with these regulatory requirements may be onerous, time consuming and expensive, especially where these requirements are inconsistent from jurisdiction to jurisdiction or where the jurisdictional reach of certain requirements is not clearly defined or seeks to reach across national borders.

Should we, or any party on our behalf, fail to comply with privacy or cyber security legislation or other required or agreed security measures, we may incur substantive civil liability to government agencies, customers, shareholders and individuals who may have been impacted. As privacy and cyber security legislation is increasing globally, and more government agencies are granted with authority to fine organizations for non-compliance with applicable laws and regulations, and require companies to take certain steps to remediate such non-compliance, we may find ourselves forced to pay damages penalties, fines, remediation costs, reimbursement of customer costs and other significant expenses due to our (or our subcontractors' or vendors’) non-compliance with data privacy or cyber security laws and regulations. Moreover, even the perception that the privacy of personal information that we process or control is not adequately protected or does not meet regulatory requirements could damage our reputation, inhibit sales of our products or services and could limit adoption of our offerings.

In addition to legal and regulatory requirements, we are contractually obligated to certain customers, and may in the future be expected by prospective customers, to meet certain information security certifications or customer unique requirements, including requirements related to system resilience and performance such as the Digital Operational Resilience Act in the EU or network and information systems requirements, such as the Network and Information Security Directive 2 or other standards established by third parties, such as the ISO 27001:2022 on information security management certification. If we are unable to obtain or maintain these certifications or meet these standards or requirements, it could harm our business and subject us to liability.

Industry-specific regulation and other requirements and standards are evolving and unfavorable industry-specific laws, regulations, interpretive positions or standards could harm our business.
Our customers and potential customers conduct business in a variety of industries, including financial, insurance, telecommunications and healthcare services. We also serve customers in the public safety and other government entities. In certain industries in which we operate, there may be regulations or guidelines for use of SaaS, hosting and cloud-based services that mandate specific controls or require enterprises to obtain certain approvals prior to outsourcing certain functions. Regulators in certain industries have adopted and may in the future adopt regulations or interpretive positions regarding the use of cloud computing and other outsourced services. These regulations, such as regulations with respect to digital operational resilience, data sovereignty or residency requirements, may apply to various entities and providers to which we deliver our offerings. The costs of compliance with, and other burdens imposed by, industry-specific laws, regulations and interpretive positions may limit our customers’ use and adoption of our services and reduce overall demand for our services. Compliance with these regulations may also require us to devote greater resources to support certain customers, which may increase costs and lengthen sales cycles. For example, some financial services regulators have imposed guidelines for use of cloud computing services that mandate specific controls or require financial services enterprises to obtain regulatory approval prior to outsourcing certain functions. Other examples may include sector-specific customers’ requirements, such as making available sovereign cloud platform. If we are unable to adjust our products and solutions to facilitate compliance with these guidelines or controls, or if our customers are unable to obtain regulatory approval to use our services where required, our business may be harmed. If in the future we are unable to achieve or maintain industry specific certifications or other requirements or standards relevant to our customers, it may harm our business and adversely affect our results.

Our revenues would be adversely affected if we fail to adapt our offerings to changes in rules and regulations applicable to the business of certain customers, such as rules and regulations regarding securities trading, broker sales compliance and anti-money laundering, which could have an impact on their need for our products and services.
In addition, due to a variety of regulations that apply to certain of our customers, we may be limited in our ability to transfer or outsource business to certain jurisdictions and may be limited in our ability to undertake development activity in certain jurisdictions, which may impede on our efficiency and adversely affect our business results of operations.

Changes in the legal and regulatory environment could materially and adversely affect our business, results of operations and financial condition.
Our business, results of operations and financial condition could be materially and adversely affected if laws, regulations or standards relating to our business, products and services, our operation or our employees (including labor laws and regulations) are changed or new ones are implemented. Such implemented laws and regulations include requirements in the United States, the EU, U.K. and other territories in relation to data privacy and protection, AI, cyber security, consumer protection, anti-bribery and anti-corruption, foreign investment, import and export, sanctions, labor, tax, environmental and social issues. For information on the market risks relating to data privacy and protection and cyber security, please see Item 3, “Risks Relating to Regulatory Environment" in this annual report.

Certain states and countries have already taken steps towards, proposed, or implemented, laws and regulations relating to AI, including the EU AI Act. We expect that the legal and regulatory environment relating to AI will continue to develop and may also include regulatory developments in intellectual property, privacy, consumer protection, employment, and other laws regarding the use of AI. As the regulatory landscape continues to evolve, our investment in products and services incorporating AI and our procurement of AI-based tools for the internal operations of our business may result in enhanced governmental or regulatory scrutiny. Compliance with the regulatory requirements, as well as with related requirements by our customers, may be onerous, time consuming and expensive and may require adjustments in our products and services or in the implementation of AI technologies as well as in the operations of our business in the various territories in which we operate, and may increase the risk of non-compliance.

We cannot assure that we will be successful in our efforts to address new or changed requirements and standards, including with respect to laws and regulations relating to AI or privacy, that such changes will not negatively affect the demand for our products and services, or that our competitors will not be more successful or prepared than us. Any failure to comply with such requirements may result in reputation or financial harm and may affect our business, financial condition or results of operations.
Alternatively, any substantial changes resulting in a reduction in the implementation or elimination of rules and regulations that apply to a certain sector of our business, such as deregulation in the area of compliance or other regulatory trends that may reduce demand by governmental customers, could result in a decrease in demand for certain of our products, which could materially and adversely affect our business and results of operations.
Risks Relating to Our Financial Condition
Our quarterly results may be volatile at times, which could cause us to miss our forecasts.
We generally provide forecasts as to expected future revenues and profitability in the coming fiscal quarters and fiscal year. Our revenue and operating results can vary and have varied in the past, sometimes substantially, from one quarter to another. These forecasts are based on management estimation and expectations, our then-existing pipeline and backlog, and an analysis of assumptions and assessments that may not materialize or end up being inaccurate. We may not meet our expectations or those of industry analysts in a particular future quarter. Our quarterly operating results may be subject to significant fluctuations due to the following factors: the timing and size of customer orders, delays in issuance or shifting of customer orders (as often happens when customers postpone their buying decisions to the end of the budgetary year), large customer losses or reduction in usage, variations in distribution channels, mix of products and services, delays in deployment of our offerings due to internal or external capacity constraints with deployment partners or customers, new product introductions and competitive pressures.

Our cloud offering is generally purchased by customers on a subscription basis and revenues from these offerings are generally recognized ratably over the term of the subscriptions. In cases where our cloud offering is purchased on a usage-based model, there may be seasonality in the usage of our offering, including macroeconomic factors that may impact customer usage of our solutions, which would impact our ability to predict and forecast revenues and result in fluctuations in our quarterly results. Therefore, any fluctuations in our cloud business could adversely affect our results of operations and our ability to forecast our quarterly results.

Our revenue and operating profit growth depends on the continued growth of demand for our products and services, and our business is affected by general economic, business, and geopolitical conditions worldwide, including inflation and rising interest rates. A softening of demand, whether caused by changes in customer preferences or a weakening of the U.S. or global economies, or by increasing shift to consumption-based pricing models, which may increase our exposure to macro-economic factors, may result in decreased revenue or growth.
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

In addition, changes in non-core business factors including taxes and foreign exchange rates may also cause variation in quarterly results.

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

We monitor foreign currency exposure and may use various instruments to preserve the value of sales transactions, expenses and commitments, however this cannot ensure our full protection against risks of currency fluctuations that could affect our financial results. As part of our efforts to mitigate these risks, we use foreign currency hedging mechanisms, which may be ineffective in protecting us against adverse currency fluctuations and can also limit opportunities to profit from exchange rate fluctuations that would otherwise be favorable. For information on the market risks relating to foreign exchange, please see Item 11, “Quantitative and Qualitative Disclosures about Market Risk” in this annual report.
We currently benefit from local government programs as well as international programs and local tax benefits that may be discontinued or reduced, or may result in liabilities if underlying conditions are not met.
We derive and expect to continue to derive benefits from various programs, including Israeli tax benefits relating to our "Special Preferred Technology Enterprise" and “Preferred Technology Enterprise” programs, and certain other grants and tax benefits, including grants from the Israel Innovation Authority (formerly known as the Office of the Chief Scientist of the Ministry of Economy) of the State of Israel (the “IIA”), for research and development.
To be eligible for tax benefits as a Special Preferred Technology Enterprise as of 2024 and Preferred Technology Enterprise, we must continue to meet certain conditions. While we believe that we have met and continue to meet the conditions that entitled us to previously obtained Israeli tax benefits, there can be no assurance that we will in the future or that the Israeli Tax Authorities will agree.
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
If the local and international grants, programs and benefits available to us or the laws, rules and regulations under which they were granted are eliminated or their scope is further reduced, or if we fail to meet the conditions of existing grants, programs or benefits and are required to refund grants or tax benefits already received (together with interest and certain inflation adjustments) or fail to meet the criteria for future Israeli Special Preferred Technology Enterprise and Preferred Technology Enterprises, our business, financial condition and results of operations could be adversely affected.

Additional tax liabilities resulting from our global operations could materially adversely affect our results of operations and financial condition.
As a global corporation, we are subject to income, non-income and transactional tax regimes in the United States, Israel, India and various other jurisdictions, which are unsettled and may be subject to significant change. Our effective tax rate could be materially affected by changes in tax rulings, tax laws, regulations, administrative practices, principles, applicability of special tax regimes, or changes in interpretations of existing tax laws, including changes to the global tax framework, in the jurisdictions in which we do business. Such changes could come about as a result of economic, political, and other conditions. Additionally, our effective tax rate could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuations of our deferred tax assets and liabilities, tax implications of acquisitions, expansion into new territories, intercompany transactions, changes in foreign currency exchange rates, changes in our stock price and uncertain tax positions. Although we believe that our provision for income taxes and our tax estimates are reasonable, tax authorities may disagree with certain positions we have taken. From time to time, we are subject to income and other tax audits in various jurisdictions, the timing of which is unpredictable. We are currently appealing certain tax decrees. See Note 13 to the Financial Statements for additional information. We regularly assess the likelihood of an adverse outcome resulting from these examinations to determine the adequacy of our tax accruals. While we believe we comply with applicable tax laws and have adequate balance sheet reserves related to tax positions, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes, which we may dispute and litigate. If we are assessed additional taxes exceeding our tax accruals or if additional taxes are imposed on us, such additional taxes could have a material adverse effect on our results of operations and financial condition.

The Organization for Economic Co-operation and Development, an international association of 38 countries including the United States, has proposed changes to numerous long-standing tax principles, namely, its Pillar Two framework, which imposes a global minimum corporate tax rate of 15%. In December 2022, the EU member states adopted a directive that complements the Pillar Two framework. Certain countries in which we operate have enacted legislation to adopt the Pillar Two framework (e.g., United Kingdom), and several other countries are also considering changes to their tax laws to implement this framework. The first component of the Pillar Two framework was effective for us in calendar year 2024 but was immaterial and a second component expected to be effective in fiscal year 2025. When and how this framework is adopted or enacted by the various countries in which we do business could increase tax complexity and uncertainty and may adversely affect our provision for income taxes in the United States and other non-U.S. jurisdictions.

Further, there are proposals to introduce further amendments to the U.S. federal tax regime, applicable to corporations. As of the date of filing, it remains unclear what legislation, if any, would be enacted. If the proposed legislation is enacted, it could create the potential for added volatility in our provision for income taxes and might have an adverse impact on our future income tax provision and tax rate.

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
Risks Relating to our Securities
The market price of each of our ADSs, ordinary shares and the 2020 Notes is volatile and may decline.
Numerous factors, some of which are beyond our control, may cause the market price of our ADSs, ordinary shares and the 2020 Notes to fluctuate significantly. These factors include, among other things:
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
General Risk Factors
Conditions and changes in the local and global economic environments may adversely affect demand for our products and services, our business and financial results.

Adverse economic conditions in markets or regions in which we operate can harm our business. Demand for our products and services, and our results of operations can be affected by adverse changes in local and global economic conditions, slowdowns, inflation, recessions, trade wars or unpredictable changes in tax and tariffs regimes, and economic instability. To the extent that our business suffers as a result of such unfavorable economic and market conditions, our operating results may be materially adversely affected.

In particular, during times of economic slowdowns, enterprises may reduce spending in connection with their contact centers, financial institutions may reduce spending in relation to trading floors, compliance and operational risk management. Generally, our customers may prioritize other expenditures over our solutions, including a possible slowdown resulting from a shift or reduction in expenditures driven by AI and Generative AI solutions' effect on the markets in which we operate. If any of the above occurs, and our customers or partners do not adopt our solutions or significantly reduce their spending, our business, results of operations, and financial condition could be materially adversely affected.

In addition, our operations may be subject to the effects of the rising rate of inflation. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.
Some of our customers or partners may suffer from liquidity concerns and possibly commence insolvency or other reorganization procedures or go out of business due to disruption to the global economy or other business and market conditions, which may result in delay or failure to make payments to us and may adversely impact our business and results of operations.

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
We sell our offerings throughout the world and intend to continue to increase our penetration of international markets. Our operations and results of operations could be adversely affected by a variety of global factors affecting international transactions, including:
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
•geopolitical risks, including those arising from political instability or tensions, armed conflicts, terrorism and security concerns, disruption and tensions resulting from restrictions related to the conflict between Russia and Ukraine, the war in Israel and related conflicts in the Middle East, their intensity, duration and effect on demand for our products and services are difficult to predict;
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
Local business practices in jurisdictions in which we operate, and particularly in emerging markets, may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery laws and regulations (including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act) to which we are subject. We cannot guarantee that our policies and procedures will be effective in ensuring compliance with these laws or that none of our employees, contractors, partners and agents, as well as those companies to which we outsource certain of our business operations, will not violate applicable law or our policies and procedures designed to ensure compliance with applicable law. Any such violation could have an adverse effect on our business and reputation and may expose us to criminal or civil enforcement actions, including penalties and fines.
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
Natural disasters or other unexpected events that adversely affect the business climate in any of our markets could have a material adverse effect on our business, financial condition and results of operations. Our business operations may be subject to a disruption or failure of our systems or operations because of a natural disaster, such as a major earthquake, weather event, fire, power shortages, telecommunications failures, pandemics and epidemics, such as COVID-19, cyberattack, terrorist attack or other catastrophic event or event beyond our control, which could cause delays in completing sales, providing services, or performing other critical functions. There is no assurance that our disaster recovery and business continuity plans will be effective in addressing any such event. Such events could make it difficult or impossible for us to manage our operations and deliver our products and services to our customers.

The occurrence of such events may adversely affect our operations, financial condition, and results of operations. The extent to which such events impact our business going forward will depend on factors such as the duration and scope of such events; governmental, business, and individuals' actions in response to such events; and the impact on economic activity, including the possibility of recession or financial market instability.

We depend on our ability to recruit and retain qualified personnel.

In order to compete, we must recruit and retain highly qualified personnel across our business, including executives and other key employees. Hiring and retaining highly qualified personnel, executives and key employees is critical to our business. Competition for highly qualified and experienced executives in our industry is intense. There is no guarantee that key management members will not leave the Company, or if they do, that we will be able to identify and hire qualified replacements, or that the transition of new personnel will not cause disruption in our business.

In addition, due to our growth, or as a result of regular recruitment, we are required to regularly hire and integrate new employees. Recruiting and retaining qualified engineers and computer programmers to perform research and development and to commercialize our offerings, as well as qualified personnel to market and sell the offerings, are critical to our success.
There is competition to recruit and retain highly skilled employees in the technology industry due to market conditions and the continued workforce trend that values multiple company experiences over long tenures. As a result, we may be required to offer exclusive compensation packages in order to retain and recruit certain skilled employees and key employees with particular expertise.

In certain locations in which we have development centers, including low-cost countries such as India, the rate of attrition is typically higher than other locations and could have a negative impact on our ability to retain our employees in such centers, timely develop our products and solutions, and/or service our customers.
Any inability to attract and retain highly qualified employees may have an adverse effect on our ability to develop new products, solutions and enhancements for our offerings and to successfully market such offerings, all of which would likely have a material adverse effect on our results of operations and financial position. Our success also depends, to a significant extent, upon the continued service of key management, sales, marketing and development employees and executives, the loss of any of whom could materially adversely affect our business, financial condition and results of operations.

Item 4.    Information on the Company.
Item 4.A    History and Development of the Company.
NICE was founded on September 28, 1986, as Neptune Intelligent Computer Engineering Ltd., with the vision to digitize unstructured data previously captured using analog means. On October 14, 1991, the Company was renamed NICE-Systems Ltd., expanding its mission to the Customer Service market, becoming a leading global provider of Workforce Optimization software applications, as well as adding solutions for the Public Safety and Justice sector. With the increased quantity of available data and the growing need to generate meaningful business insight, NICE launched Interaction Analytics solutions - allowing organizations to quickly understand and operationalize their interaction data. In 2007, NICE acquired Actimize, a leader in Financial Crime and Compliance analytics solutions, aimed to help prevent market abuse, financial fraud and money laundering, transforming the company into an enterprise software analytics leader. Since 2014, NICE has emerged as a leader in cloud, analytics, digital and AI through innovations and strategic acquisitions. In 2016, NICE acquired inContact, a leading provider of cloud contact center software and agent optimization tools, enabling the industry’s first fully integrated and complete cloud contact center solution platform. Subsequently, NICE became an industry leader, helping organizations innovate with AI-powered cloud platforms, designed to unify all data and capabilities for ultimate business results. Since 2019, as consumer expectations are shifting to digital CX, NICE vastly extended the reach of its offering with a series of organic innovations as well as acquisitions of leading Digital & AI Customer Experience solutions, expanding its business reach beyond the contact center, providing organizations with AI-powered digital and automated self-service solutions to address customers’ evolving needs.

On June 6, 2016, the Company was renamed NICE Ltd., which is its legal and commercial name. Today, NICE is an enterprise software leader in cloud, analytics, digital and AI in both the Customer Engagement and Financial Crime and Compliance markets. We possess the complete set of must-have AI assets necessary to lead our markets: large collection of unique historical and current data, most relevant knowledge elements, robust automation applications and unmatched domain expertise. Our solutions help organizations of all sizes create extraordinary and trusted customer experiences, prevent financial crime, and improve criminal justice evidence management.

In May 2024 the Company announced that Barak Eilam informed the Board of Directors of his intention to step down after more than 10 years of tenure as the Chief Executive Officer of NICE and a career of approximately 25 years with the Company. In August, 2024, the Board of Directors approved the appointment and compensation of Scott Russell as the Company’s new Chief Executive Officer, effective January 1, 2025, to succeed Barak Eilam.

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

About NICE
NICE is a global enterprise software leader, providing AI-powered cloud platforms that serve two main markets: Customer Engagement and Financial Crime and Compliance. Our core mission is to automate customer service by seamlessly orchestrating workflows, AI and human agents, and enterprise knowledge on CXone Mpower— a leading advanced and comprehensive AI platform. We protect financial services organizations with embedded AI to help prevent money laundering and fraud, as well as ensure financial markets compliance in real-time.
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

In the Customer Engagement market, our CXone Mpower platform enables organizations to automate service at scale, augment their workforce with AI-powered solutions, and unify enterprise knowledge, data and AI models to drive faster resolutions and superior customer experiences. Purpose-built AI ensures every interaction and workflow is intelligently orchestrated across all customer touchpoints, seamlessly blending autonomous Agentic AI and human assisted interactions to deliver best-in-class service that is proactive, knowledge-based, resolution-oriented and efficient. Our Public Safety and Justice business is included in our Customer Engagement segment. In this business, we are transforming the criminal justice system by using AI to uncover the truth in digital evidence, facilitating swift justice. Our AI-powered workflows help relieve police, prosecutors, public defenders, courts and correctional institutions from the tedious task of managing digital evidence.

In the Financial Crime and Compliance market, we protect financial services organizations, with embedded-AI solutions that identify risks and help prevent money laundering and fraud, as well as help ensure financial markets compliance in real-time. With our holistic, data and entity-centric approach, we leverage machine learning, NLP (natural language processing), Generative AI and Agentic AI that automate routine tasks, collaborate with analysts and adapt in real time to proactively keep ahead of emerging threats.

NICE is at the forefront of several industry technological disruptions that have greatly accelerated in the last several years: AI-driven automation is transforming customer service; domain-specific AI is enhancing decision-making and workforce performance; and cloud scalability is enabling enterprises to modernize operations at an unprecedented pace. As organizations seek to optimize both efficiency and customer experience. NICE’s AI-powered platforms unify data, workflows, and automation to drive enterprise-wide transformation. Built on deep domain expertise, our solutions empower customer service, financial crime prevention, and criminal justice organizations to lead with intelligence, efficiency, and confidence.

We rely on multiple key assets to drive our growth:
•Our AI leadership with purpose-built AI models that power automation, optimization, and user experience transformation.
•Our domain-specific Agentic AI that manages complex tasks, makes decisions and takes action, driving AI-powered automation at scale and precision, with and without human intervention.
•Our comprehensive cloud platforms that are scalable, secure, and built for enterprise-wide adoption.
•Our AI-powered copiloting employee augmentation capabilities, built for specific roles and around domain-specific functionality to increase efficiencies, maintain compliance and improve resolution.
•AI-powered orchestration tools that allow organizations to design, build and operate end-to-end workflows.
•Our extensive self-service automation solutions that use the power of AI to deliver human-like interactions at scale.

•Our extensive portfolio of applications addresses organizational needs across all our areas of domain expertise.
•Our broad array of proprietary technologies and algorithms in the domains of Generative AI, LLMs, automation, analytics, machine learning, speech-to-text, natural language processing, personality-based routing and others.
•Our native AI models which are based on years of industry-specific data and domain expertise, consistently using machine learning for generating actionable insights.
•Our access to vast amounts of CX data, derived from billions of domain-specific interactions of all types, enriching our applications and enabling us to build hundreds of CX purpose-built AI models.

•Our advanced data security and compliance capabilities that deliver trusted enterprise software across all our markets, including FedRAMP authorization to the relevant business lines, with 30 authorized applications, native PCI, supported by the advanced SOC in the industry.
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
•Our large and broad partner ecosystem with strategic alliances and integrations that extend market reach and solution capabilities.
•Our loyal customer base of more than 25,000 organizations in over 150 countries, across many industries, including 85 of the Fortune 100 companies.
•Our strong cash position that allows us to invest in innovative solutions and product development and fuels strategic acquisitions.

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
•Our outcome-oriented white-glove services that enable our customers to achieve greater efficiency, higher revenue, and lower operating costs with our solutions.
Industry and Technology Trends
Following are the key cross-industry trends that we have identified as driving demand for our solutions where we leverage our key assets and domain expertise to deliver maximum value:

•AI is evolving from task-based assistance to full-scale automation. Organizations have moved beyond using AI for incremental improvements and are now looking for solutions that enable end-to-end automation across customer service and operational workflows. Instead of simply augmenting human performance, there is a growing need for AI Agents capable of taking over complex decision-making, managing entire workflows, and resolving issues autonomously. AI platforms are aspiring to enable enterprises to scale automation across every touchpoint, unlocking significant efficiency gains, cost savings, and transformative business impact.

•Cloud platforms are advancing into AI-first platforms. Organizations are moving away from traditional cloud platforms and point solutions in favor of unified AI-powered platforms that seamlessly integrate data, knowledge, and AI models. These AI-first platforms enable enterprises to centralize intelligence, orchestrate workflows, and scale automation across every business function. As AI adoption matures, cloud platforms must evolve from simple hosting environments into intelligent, autonomous infrastructures that drive business outcomes in real-time.

•AI copilots are redefining the modern workforce. AI-powered assistants are no longer just productivity tools—they are transforming the way employees work. AI copilots provide real-time guidance, automate repetitive tasks, and deliver contextual insights, allowing employees to focus on high-value, strategic work. Organizations that effectively integrate AI copilots into their workflows will see increased efficiency, improved decision-making, and enhanced employee engagement, setting a new standard for AI-augmented performance.

•Software is becoming more conversational and intuitive. The rise of LLMs and Generative AI is transforming traditional user interfaces into dynamic, natural-language-driven experiences. Instead of rigid menus, forms, and workflows, users are interacting with AI-powered systems that understand intent, anticipate needs, and provide contextual assistance in real-time. This shift is making software more accessible, reducing training time, and increasing productivity as AI Agents replace static interfaces with fluid, human-like interactions across applications.
•AI trust and explainability are critical for enterprise adoption. As AI takes on greater responsibility in customer service and financial decision-making, trust, security, and explainability (the ability to understand the rationale behind AI's decisions) are becoming top priorities. Enterprises must ensure AI models are transparent, bias-free, and compliant with evolving regulations. Organizations are investing in responsible AI frameworks that provide human oversight, real-time auditing, and governance mechanisms to maintain confidence in AI-driven decisions while meeting stringent regulatory requirements.
Following is a list of customer engagement trends and market dynamics driving the demand for our solutions, where we leverage our key assets and expertise to deliver  maximum value:
•AI-driven automation is now a competitive necessity. Organizations can no longer rely solely on human-driven customer service. AI-powered automation is reducing costs, accelerating resolutions, and improving service consistency. Organizations are deploying AI agents and Agentic AI to handle routine interactions, streamline workflows, and free human agents for more complex tasks. Enterprises that fail to embrace AI automation risk falling behind competitors who are delivering faster, smarter, and more cost-efficient service experiences.

•Domain-specific AI is essential for accurate automation. Enterprises are moving beyond generic AI models, demanding purpose-built AI trained on industry-specific data to deliver precise, reliable automation in customer service. AI that understands intent, context and preferences enables higher-resolution automation while reducing errors and agent escalations. Businesses are turning to AI platforms that combine predictive, generative, and real-time AI models to drive intelligent automation at scale.

•Specialized AI Copilots are redefining workforce augmentation. Customer service teams are leveraging role-specific, proactive AI Copilots that enhance decision-making, automate tasks, and guide agents in real-time. Unlike generic AI assistants, intelligent, domain-trained Copilots help employees resolve issues faster, improve accuracy, and adapt to complex interactions effortlessly. Organizations are rapidly adopting AI-driven augmentation to increase efficiency, reduce training time, and enhance both agent and customer satisfaction.

•Proactive customer service is replacing reactive support. AI is shifting customer service from a reactive model to a proactive one, where issues are predicted and resolved before they escalate. AI-powered workflows analyze real-time customer interactions to anticipate problems and trigger automated resolutions. Enterprises are adopting proactive service strategies that improve customer satisfaction, lower costs, and enhance brand loyalty, marking a paradigm shift from issue resolution to workflow orchestration.

•Digital-first engagement is overtaking in-person experiences. The shift from brick-and-mortar to digital-first customer interactions continues to accelerate, with customers expecting seamless, AI-enhanced service across web, mobile, and messaging channels. Organizations are investing in AI-powered digital engagement strategies that provide instant, personalized, and proactive customer service. Enterprises that fail to optimize digital interactions risk losing customers to brands delivering faster, smarter, and more connected experiences.

•Knowledge management is the foundation of AI-powered customer service. As AI takes on a larger role in customer interactions, organizations need a unified, intelligent knowledge strategy to ensure AI delivers accurate and trusted responses. AI-powered knowledge management organizes, retrieves, and refines enterprise information, fueling automation and improving agent effectiveness. Organizations are moving beyond static knowledge bases to dynamic, AI-driven knowledge ecosystems that provide context-aware, real-time insights across every customer touchpoint.

•Open, flexible AI platforms maximize AI’s intelligence and impact. AI becomes more effective when it has access to broader, high-quality data, enabling smarter decision-making, deeper insights, and more precise automation. At the same time, AI’s ability to drive business outcomes grows exponentially when seamlessly connected to third-party applications and workflows across the enterprise. Organizations are prioritizing extensible AI platforms that integrate across their ecosystem, ensuring greater agility, faster automation, and maximum AI-driven ROI.

•Reducing labor costs remains a top priority in CX. Enterprises continue to seek AI-driven automation to offset rising labor costs while maintaining high-quality customer service. AI-powered workflows, intelligent routing, Agentic AI and digital self-service are enabling businesses to handle more interactions with fewer human agents, reducing operational expenses without sacrificing service quality. Organizations that optimize labor efficiency through automation are gaining a competitive edge by lowering costs, improving scalability, and reallocating human resources to higher-value tasks.

•Customer satisfaction is now a strategic competitive advantage. In a market where products and pricing are easily replicated, CX is the key differentiator driving loyalty and revenue growth. Organizations are investing in AI-powered personalization, proactive service, and frictionless digital experiences to elevate satisfaction and retention. Businesses that prioritize AI-driven CX improvements not only reduce churn but also turn superior service into a long-term competitive moat that strengthens brand loyalty and business outcomes.

•Growing volume of digital evidence, contained in multiple disjointed systems, labor intensive processes and staffing challenges are all impacting the ability of government agencies to deliver on the promise of timely justice. Government agencies of all types - from police and first responders to prosecutors, defense attorneys and courts - are looking to digital transformation as a way to overcome the challenges of digital evidence silos and disjointed work processes. Through digital transformation, stakeholders can work smarter and more efficiently within their own agency and effectively share digital evidence throughout the criminal justice system.

•When Emergency Communications becoming more complex, and staff turnover at an all-time high, digital transformation is becoming critical. Emergency communications managers spend much of their time handling manual, time-consuming tasks related to daily operations, quality assurance, reporting, training, development, hiring, staff supervision and fulfilling emergency incident evidence reproduction requests. Training new staff to handle the wide range of emergency calls is a significant cost burden. Digitally transforming and automating quality assurance, incident reconstruction and performance metrics tracking frees up managers to spend more time engaging with and coaching staff. This helps improve and retain employees, resulting in more effective emergency incident handling, higher staff retention, and lower turnover-related costs.

Financial Crime and Compliance trends that are driving demand for our solutions:
•Growing demand for embedded AI across all fraud, financial crime and risk management controls. Financial services organizations are transforming to ensure secure, safer and more unhindered customer access to accounts across all channels and transactions. At the forefront of these initiatives is the need to leverage purpose-built advanced AI to ensure regulatory compliance and provide exceptional customer experiences while stopping financial fraud and preventing the laundering of illicit funds.

•Generative AI and LLMs are being sought out to streamline and further automate financial crime investigation processes and tasks where it may not be necessary to have as much human involvement. This frees investigators from low value, high volume manual tasks so that they may better focus on more important and strategic work. This leads to better resource utilization, increased accuracy and productivity, and improved return on investment.
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
•An unpredictable threat landscape environment. The growing number of data breaches and cyber security incidents put increasing amounts of personally identifiable information and sensitive data at risk of exposure. This information can be used to open accounts that can be used for laundering money, terrorist financing, account fraud, market manipulation, social engineering, and more. In addition, the surge in consumer scams that lead to account takeover and authorized fraud threaten an organization’s reputation and their customer satisfaction, as well as create large financial exposures due to both losses as well as fines. In addition, the large volumes of data, related to both internal and external threats, place an enormous operational burden on organizations. Financial institutions are seeking advanced AI solutions to help address these threats and ultimately protect their firm and their customers.

•An increasing need to control cost of compliance. The regulatory pressures and increasing threat landscape have driven an increase in the number of risk and compliance personnel, which in turn has dramatically increased the cost of compliance and financial crime programs. Organizations are turning to technology to allow them to help control these costs without compromising their compliance adherence while continuing to lower their risk exposure.

•Financial institutions seek a single AI platform that aggregates and analyzes financial crime-related risk in one place. The ever-expanding risk landscape and sophistication of financial criminals, as well as the need to keep costs in check, creates a growing need for a single view of multiple fraud and compliance risk signals throughout a financial services organization. A single platform allows financial services organizations to analyze data, act on it and present it in one dashboard to both operations and executives.

•Financial institutions are adopting cloud platforms for financial crime and compliance solutions. Top tier financial institutions have been slow to adopt cloud delivery driven by the sensitive nature of their data, but are now realizing the value of the cloud, and are increasingly choosing to deploy solutions on their own private cloud or on public cloud infrastructure.
•AI and Machine learning is being adopted in the fight against financial crime. Traditional methods of financial crime detection, such as rule-based systems, are limited in their ability to adapt and detect new types of financial crime or changes in criminal behavior and patterns. AI and Machine learning algorithms can be trained on historical data and continue to improve their performance as they encounter new behaviors. This enables them to detect patterns and anomalies indicative of financial crime.

•Financial institutions are being disrupted by digital players providing improved experiences and more personalized products and services. Banking services and many other financial service organizations continue to be challenged by neo-banks, fintech companies and other digital players. To improve customer experiences, and compete against these digital players, financial institutions continue to invest heavily in digital capabilities and modern technologies. Consumers have increased expectations for faster and frictionless processes. In terms of risk, digital banking moves the consumer away from the branch creating new risks around identity verification, customer due diligence and general monitoring of consumer financial behavior. The expectations for fast response times drive financial institutions to re-design their anti-fraud and compliance processes to be able to respond in real-time, which in turn requires broader adoption of AI across the customer lifecycle.
Strategy
Our long-term strategy is to further broaden our industry leadership in both the Customer Engagement and Financial Crime and Compliance market segments using NICE’s unique domain-specific AI capabilities and our foundational platforms, applications and data assets.

We continue to lead the industry in both our business segments where the total addressable market is fast-growing due to the opportunities driven by the evolution of AI. NICE is uniquely positioned for ongoing success to enable faster, safer, more personalized and cost efficient interactions occurring in real-time. Our offerings manifest unmatched favorable attributes: they provide constant problem solving that typically transcends economic fluctuations; they address complex challenges that require feature-rich solutions, preventing commoditization and giving rise to high barriers of entry that keep potential competitors at bay; they create an abundance of opportunities fueled by the distinctive lag of technology adoption; and they operate in markets burdened by soaring labor-driven costs, often exceeding 90% of total expenditures, ripe for the massive shift of spend from labor to automation.

NICE is well-positioned across all markets, given our unique set of assets: we are categorically being recognized as one of the top leaders by every market research firm that evaluates the markets we operate in; We offer complete, robust and market-leading platforms; we deliver a wide-ranging portfolio; we own the most critical data elements that form the foundation for AI; and we have an established wide-reaching global ecosystem. On top of it all, we are a highly profitable company, with a strong balance sheet, acting as a springboard for our organic and inorganic growth. For additional information, please see Note 16 of the Financial Statements in this annual report.

In the Customer Engagement business, we intend to further expand our leadership through strategic AI-powered product launches fueled by organic developments and acquisitions. In 2024 we announced the expansion of CXone into CXone Mpower, the AI platform for automating customer service, enabling enterprises to design, build and operate automation for workflows, agents and knowledge at scale and precision. Furthermore, we intend to continue to evolve as a global leader in all major markets and segments for managing customer service – hold and expand the largest market share for CCaaS and WEM solutions; be the most adopted self-service AI provider in the CX market, providing purpose-built AI for CX solutions; become the leading provider of AI copilot capabilities for augmenting CX employees at all levels, offer the most extensive customer-experience marketplace platform and data; and continue to expand into international markets in both the high-end and the mid to low end of the markets we serve. In Public Safety and Justice, we intend to cement and increase our leadership in the digital transformation of the US Justice System, becoming the de facto platform for workflow management across the Criminal Justice system. We will do so by leveraging our Evidencentral platform for handling massive amount of digital evidence and cases with streamlined workflows; using AI to further uncover insights and automate Justice processes; and delivering effective justice from the overwhelming amounts of evidence for every stakeholder in the Criminal Justice eco-system.

In our Financial Crime and Compliance business, we intend to expand to be the largest and leading cloud platform provider of financial crime and compliance solutions in all segments and across all major markets – further embedding AI across our portfolio while leveraging the X-Sight platform to cloudify the high end of the market; enhancing Xceed to be the cloud platform of choice in the mid-market; leveraging our unparalleled collective intelligence to provide a more holistic view of digital identity risk; and better monetizing data, based on advanced AI capabilities.

Leading our markets with domain-specific AI solutions
We intend to continue augmenting our AI leadership across all our markets, as AI establishes itself an overarching catalyst, propelling NICE’s five vectors of AI growth strategy:

•AI fuels our cloud win rate - We are witnessing an enterprise cloud inflection point, where the lion’s share of large-scale cloud transitions is about to take place. AI is enhancing our differentiation, substantially expanding our cloud win rates and displacements.

•AI is the bedrock of rapid expansion into digital - NICE's digital solutions encompass the range of digital interactions. AI is a strong contributing factor for migration from legacy digital vendors to NICE, contributing to the growth in volume of digital engagements managed by our platforms.

•AI fusion powers our platform adoption – Enterprises are pivoting from multiple point solutions to building and simplifying their tech stack by standardizing on a single platform. This trend is now gaining a significant boost because it is the only viable way to implement AI that works and requires well designed AI-embedded platforms that were built with specific domains and use-cases in mind.

•AI automation extends our position beyond the contact center – Enterprises are looking to harness CX specific AI capabilities to replace current customer service manual processes that traverse the traditional contact center, often touching additional organizational functions such as back-office operations, marketing, sales and other internal and customer-facing functions.
•AI as endless source for lucrative new use-cases – Organizations are coming to a clear realization that generic Generative AI and LLM solutions are not providing the expected results. NICE’s specialized AI, with its thousands of constantly evolving and expanding models, based on billions of interactions, is fast becoming a truly viable option for addressing the complex use-cases of our markets.

Empowering organizations to lead by adapting to change
We intend to continue leading the market by leveraging several major industry trends and evolving our offering to meet our customers’ current and future needs while focusing on key strategic pillars:

•Cloud Foundation – we provide cloud-native open platforms for our Customer Engagement and Financial Crime and Compliance offerings. This allows our customers to facilitate adoption of cloud infrastructure to accelerate innovation and reduce integration, implementation and operational efforts while reducing cost.

•Complete Platform Suite – across all markets, we provide one of the industry’s most comprehensive set of integrated, scalable, world class applications. Our ability to provide our customers with a full range of capabilities, for organizations of various sizes that can provide for their various needs using a single vendor unified suite, gives us a strong market differentiation in today’s drive for simplicity, cost savings and elimination of legacy solution silos.

•Digital Engagement - we enable organizations to deliver experiences in every possible digital way, keeping them engaged and informed, leveraging smart self-service, AI and knowledge across the full customer journey, as well as providing secure digital banking, and helping public safety organizations shift to digital interaction and digital evidence environments.

•AI – we accelerate business transformation with purpose-built AI-embedded natively across our platforms, making our applications and business processes smarter. Our domain expertise, proprietary data, advanced technology, and pre-built AI models create leading solutions for all our market segments.

•Large Language Models, Generative AI and Agentic AI– we leverage LLMs Generative AI and Agentic AI to help consumers and employees access knowledge and interact with each other effortlessly and safely, while improving employee productivity and customer experience. In addition, we leverage these technologies and AI Agents to effectively automate tasks at scale, and augment employees to effortlessly complete workflows.

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

Strengthening our market leadership
Our brand, global reach, robust financial resources, extensive domain expertise and ability to deliver a wide array of solutions for large, as well as small and mid-sized organizations, will further anchor our market-leading position.
We plan to continue to develop our open cloud platforms and advanced purpose-built AI capabilities for the Customer Engagement and Financial Crime and Compliance markets to enable unified integrated solutions that offer fast innovation and quick time to value. These platforms allow us to deepen our direct relationships with our customers, nurture our partner ecosystem and create new growth opportunities. Our domain-specific, purpose-built AI serves as a strong differentiator and catalyst for cloud migration and our platform adoption.

In our Customer Engagement business, we intend to continue being a leader in the CCaaS market and expand our leadership into Customer Service Automation with CXone Mpower, a comprehensive AI platform, enabling enterprises to design, build and operate customer service automation by seamlessly orchestrating workflows, agents and knowledge as part of a single, unified and scalable platform. CXone Mpower automates workflows, breaking silos between customer-facing and internal service teams, leverages shared insights between human and AI agents to boost performance and centralizes data and knowledge under one platform, delivering the right insight at the right moment to enhance resolution. With its unique AI domain-expertise, CXone Mpower enables rapid innovation, agility and scalability, and continue to extend our offering around the goal of providing high-quality, proactive, personalized automated end-to-end experiences for consumers, organizations and service agents. With CXone Mpower, organizations can provide the right attended or AI enabled service, based on their profile, preferences and needs. This includes a broad suite of digital, analytics and purpose-built AI-powered integrated applications, used for understanding consumers, employees and business needs and preferences, and leveraging that information to create orchestrated journeys that cover every interaction and workflow from the front and back office. We intend to continue enhancing AI capabilities to deliver purpose-built copiloting, self-service and management capabilities. Alongside our existing offering, we plan to lead in new product categories, as we introduce novel solutions and enter additional market segments.
We will continue to extend our leading market position for AI-powered cloud solutions, operating self-optimizing workflows powered by AI memory, building AI agents quickly based on historical interaction data and designing automation with all the relevant data, knowledge and AI models in one place, building protection for data and brands with robust access control guardrails, catering to organizations of all sizes and replacing legacy on-premises infrastructure players. We will also continue to enable our customers to easily extend our solutions by using CXone Mpower’s open framework of hubs, simplifying integrations with quick, intuitive connections that eliminate silos and streamline management, as well as through innovative third-party applications via our DEVone dedicated partner ecosystem that our customers can self-select through our platform’s CXexchange application marketplace.

Our Evidencentral cloud digital evidence management platform enables public safety, law enforcement and criminal justice agencies to transform to unified digital evidence workflows by managing incident response, investigation and prosecution digitally and embedding analytics and AI throughout the entire criminal justice process. Agencies can leverage data to the fullest and work together collaboratively to enhance public safety and deliver faster, fairer justice processes.
In our Financial Crime and Compliance business, we will continue to expand our offerings across market segments by providing new and enhanced solutions that protect financial services organizations and their customers earlier in the customer lifecycle and by further embedding AI across our portfolio of solutions. With our X-Sight cloud platform, we provide open, scalable and flexible solutions to orchestrate and automate risk mitigation workflows and processes, across a broad set of financial crime and compliance coverage to the top tier of the market. Continued innovations on X-Sight will further cement our leading market position. With our Xceed platform, we provide packaged anti-money laundering (AML) and fraud coverage solutions to the mid-market, enabling smaller organizations to realize greater protection with quick time to value. In the Financial Crime and Compliance business, our solutions are embedded with AI, machine learning, automation, natural language processing, LLMs, and other advanced technologies. This allows financial services organizations to merge innovative and patented technologies to effortlessly connect data and apply AI to turn raw data into financial crime intelligence that fuels analytic precision to detect and prevent financial crimes. These offerings enable us to add value to our existing customers, as well as expand our reach and open up new opportunities, considerably increasing our total addressable market.

Helping our on-premises customers and new customers migrate to the cloud

Our leading cloud platforms and domain expertise, along with our flexible migration models, enable our customers to adopt cloud solutions and migrate to the cloud at the pace that matches their needs and preferences.

To support all our customers and the different pace of their cloud migrations, we intend to continue offering our solutions in a variety of delivery models, which enable us to be flexible in effectively addressing our customers’ needs.

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

Helping our customers adopt and use our solutions

We help our customers get the most out of their installed solutions. We do this by offering comprehensive onboarding programs, consulting services, and white-glove account management. This increases the value for our customer while at the same time drives additional billing, stickiness, and customer satisfaction.

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
Increasing our footprint in select geographical regions
As part of our growth strategy, we are expanding our business in select regions globally, where we can further grow and establish our presence in less penetrated, growing markets. We are doing this by leveraging our go-to-market teams and a growing partner ecosystem, in both the Customer Engagement business as well as the Financial Crime and Compliance business. We continue to expand our international partner network.
Expanding our global partnerships
As part of our growth strategy, we are investing in expanding relationships with global go to market partners including strategic partners, resellers, and global system integrators that we believe can accelerate our growth while ensuring the success of our customers. In addition, as part of our open platforms, we are enabling the success of our technology partners who complement our product offerings to bring unique value to our customers.

Customer Engagement Business Strategy

Our strategy is to continue serving as a leader in the Customer Engagement market and expand our reach beyond the boundaries of the contact center by fundamentally reinventing the way consumers interact with organizations. We are driving a new customer experience standard by providing AI-powered end-to-end automation of customer service, intelligently and proactively interacting with customers, enabling resolution through purpose-built AI and data-driven self-service and providing agents with knowledge and tools to successfully resolve any need in real-time. We intend to achieve this by:
•Infusing AI, analytics and automation into every element of our Customer Engagement offerings to enable predictive and proactive service, workforce augmentation and automation. We leverage insights from an extensive number of interactions, with hundreds of purpose-built CX AI models to create frictionless customer experiences that are smarter and faster.

•Enabling our customers to deploy domain-specific AI-driven agents that provide self-service and assisted service capabilities, to improve customer experience as well as reduce the cost to service consumers.

•Augmenting agents with unique unified and native capabilities including digital collaboration, agent assistants, AI-powered copiloting capabilities and real-time guidance, to assist agents using conversational context and knowledge-based information.

•Empowering our customers to anticipate business demands with smarter, AI-based forecasting and scheduling tools, and providing their workforce with AI- enhanced training and analytics tools to help them gain the accountability, transparency and flexibility they need around their performance, as part of our holistic WEM suite that enhances both agent engagement and customer experiences.

•Offering CXone Mpower, a global leading unified AI platform for automating customer service, combining journey orchestration for voice and digital channels, with advanced digital capabilities, self-service, domain-specific AI purpose-built for CX use-cases, knowledge management, agent assist tools, customer journey analytics, leading Workforce Engagement Management and automation solutions.

•Expanding our capabilities to provide holistic digital and self-service experiences throughout the entire customer journey, through self-service and engagement with human or AI agents, enabling customer service organizations to provide a end-to-end service experience across all touchpoints.

•Leading cloud transformation across the entire Customer Engagement portfolio for all market segments and regions to enable rapid innovation, enhance flexibility and agility, and lower operational costs.

•Offering our customers the ability to extend our solutions by using CXone Mpower’s open framework of hubs, simplifying integrations with quick, intuitive connections that eliminate silos and streamline management, as well as through innovative third-party applications provided by our DEVone dedicated partner ecosystem, selected from our platform’s CXexchange marketplace.

•Increasing our presence across all verticals, regions and market segments with CXone Mpower, AI innovation and enhanced data to help organizations adapt to today’s complex consumer expectations as well as the constantly changing CX environment.

•Leveraging our large customer base in all verticals and regions to generate incremental revenue growth through up-selling and cross-selling our Customer Engagement portfolio.

•Extending our public safety offering to the Public Safety Answering Points (PSAP) to support next generation digital emergency communication, ensuring compliance, improving performance and enabling enhanced digital evidence collection and investigation.

•Offering one of the industry’s most unified cloud-based Digital Evidence Management and Investigation platform, Evidencentral, that integrates and consolidates all forms of evidence information - data and media from police records, citizen videos and photos, and dispatch management systems.

Financial Crime and Compliance Business Strategy

We plan to continue extending our market leading position and our addressable market, while further supporting the move to the cloud by financial institutions. We also plan to leverage our capabilities to facilitate both better financial crime protection and to help our customers realize cost reductions. We intend to achieve this by focusing on:

•Enhancing our platform of integrated Financial Crime and Compliance solutions that help financial services organizations identify risks faster and earlier throughout all phases of the customer lifecycle.

•Expanding our market reach within the mid-tier banks and financial institutions with our Xceed native cloud and AI platform, which provides AML and Fraud solutions in a packaged SaaS offering to smaller organizations, enabling them to benefit from the capabilities previously only afforded to large organizations.

•Expanding X-Sight, our AI cloud platform and solutions for the top tiers of the market to further strengthen and grow our market leadership position. X-Sight combines data and analytics agility and provides us the ability to cross-sell solutions. Our cloud platform leverages data, AI, machine learning, advanced automation, and other technologies to help customers reduce the cost of operations, while increasing their adherence to compliance and preventing financial crime.

•Expanding X-Sight AI, machine-learning data-driven, analytics-managed service or self-development environment to help further optimize analytic models and develop new analytics by leveraging insights across our broad customer base and our market-wide and domain expertise in fraud prevention and anti-money laundering.

•Empowering our customers to increase their operations teams’ productivity by providing more purpose-built Generative AI offerings within X-Sight and Xceed to enable faster and more accurate investigations.

•Offering X-Sight DataIQ, our orchestration and aggregation engine that effortlessly connects to multiple premium and public data sources, turning raw data into data intelligence to fight financial crimes.

•Expanding the X-Sight Marketplace, an ecosystem of innovative third-party partners where our customers can select complementary offerings to extend our platforms and products.

•Offering our solutions to verticals outside of the traditional financial services, such as technology, gaming, energy, insurance, industry regulators, government agencies, fintech and alternative payments providers.

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

I.Offering Overview - Customer Engagement
Enterprises face increasing pressure to deliver superior customer experiences while reducing operational costs. CX leaders struggle with fragmented technology, rising labor expenses, and inconsistent service quality across channels. The growing demand for AI-driven automation and intelligent workflows is reshaping how organizations operate customer service at scale.

CXone Mpower is a comprehensive AI platform, enabling enterprises to design, build and operate customer service automation by seamlessly orchestrating workflows, agents and knowledge as part of a single, unified and scalable platform, helping businesses reduce costs, improve efficiency, and deliver consistent, high-quality service experiences.

Demand for AI-powered solutions continues to accelerate as organizations prioritize cost efficiency, digital-first customer engagement, and proactive service strategies. With purpose-built AI models, proactive automation, and scalable orchestration, CXone Mpower enables enterprises to meet these challenges while future-proofing operations for the AI era of customer experience.

Our Platform and Solutions’ Core Capabilities:

AI Cloud Platform - CXone Mpower is an AI-first platform designed to automate, optimize, and enhance customer service at scale. AI-powered automation understands intent, analyzes sentiment, and drives intelligent workflows to improve efficiency and resolution accuracy. Predictive, generative, and real-time AI models continuously learn and adapt, ensuring smarter decision-making and optimal customer interactions. The platform integrates enterprise knowledge, data, and AI models to deliver precise, context-aware responses. AI enhances every layer of customer engagement, powering automation across workflows, interactions, and workforce augmentation to drive cost efficiency and service excellence.

Interaction Orchestration - CXone Mpower ensures seamless customer experiences by orchestrating interactions across 30+ supported channels, including voice, digital, and self-service. AI-driven routing matches customers to the best available resource in real time, considering skills, sentiment, and past interactions. CXone Mpower dynamically orchestrates interactions between human and AI agents based on customer intent and desired outcomes, optimizing business results. End-to-end service workflows connect front-office, mid-office, and back-office teams, ensuring smooth handoff and full-resolution automation. Proactive engagement capabilities anticipate customer needs and trigger automated outreach, resolving issues before they escalate.

Workforce Augmentation - CXone Mpower enhances workforce performance with AI-powered solutions that optimize scheduling, training, performance, and real-time decision-making. AI-driven workforce management ensures the right agents are available at the right time, balancing efficiency with service quality. AI copilots provide real-time assistance, automating repetitive tasks, surfacing relevant insights, and guiding agents through complex interactions. Advanced performance analytics continuously monitor quality, compliance, and customer sentiment, delivering actionable insights that help organizations refine agent skills and improve service outcomes.

Customer Service Automation - CXone Mpower automates customer service end-to-end, resolving interactions from intent to fulfillment without human intervention. AI-powered workflows execute entire service processes, ensuring faster, more accurate resolutions. With AI-powered experience memory, CXone Mpower retains customer history and context, enabling intelligent, personalized automation. Generative AI and domain-specific models create dynamic, context-aware responses that continuously evolve, improving service accuracy and efficiency. Automation extends across front-office, mid-office, and back-office processes, ensuring organizations scale AI-driven service efficiently. AI continuously analyzes interaction data and optimizes automation strategies, reducing costs and enhancing customer experience.

    NICE Evidencentral - Our Digital Evidence Management and Investigation Platform for the criminal justice system, transforms how digital evidence and data are managed. Criminal Justice agencies spend precious time managing digital evidence and data- collecting, storing, copying, analyzing, sharing and even physically transporting it. Evidencentral helps overcome these obstacles by breaking down data silos, applying analytics and workflow automation to processes, and by connecting public safety and criminal justice agencies together, so justice can flow smoothly, from incident to court. Evidencentral help agencies get control of digital evidence and data, so they can get emergency response right, be a greater force for good, ensure safer communities, and provide timelier justice for victims.

II.Offering Overview - Financial Crime and Compliance
Enabling trusted financial transactions is critical in the digital banking era and is increasingly challenging for financial services organizations. With criminals, organized crime rings, and armies of cyber bots leveraging AI to attack digital payments and banking channels while also scamming individuals and corporations, preventing fraud without customer friction and detecting and predicting money laundering is more complex than ever. In addition, adhering to capital markets compliance regulations by surveilling trades across all asset classes and communications across all mediums for market manipulation has also become more complex.
These demands, the evolving regulatory landscape and market dynamics coupled with consumers’ desire for frictionless digital transactions require organizations to transform and modernize their financial crime programs.
NICE Actimize provides a market-leading purpose-built cloud platforms embedded with AI capabilities for real-time and cross-channel fraud prevention, know-your-customer, anti-money laundering and capital markets compliance. We enable financial institutions to effectively adapt to changing threats, provide excellent customer experiences and grow their business, all while protecting their organization, safeguarding their customers, and ensuring the integrity of the financial services industry.

Our Platforms’ and Solutions’ Core Capabilities
•Our AI cloud platform for the high-end of the market, X-Sight, is an open and flexible AI-cloud platform for Financial Crime and Compliance, enabling top-tier financial services organizations to leverage market-leading solutions and services that meet their sophisticated and unique needs with security, scalability and speed. X-Sight is powered by embedded AI including Machine Learning, Agentic AI, Generative AI and other AI technologies which provide global clients with immediate value and access to new innovations. Our analytics are trained on industry-wide data and include the richest set of analytic models and features. The platform also includes many self-service capabilities providing the largest global financial institutions the flexibility to configure their controls and financial crime programs to meet their unique needs.

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

•Our X-Sight and Xceed AI offerings apply advanced AI techniques fueled by insights we receive in working collaboratively with our large world-class client base to provide rich intelligence to optimize machine learning prevention and detection analytics in our portfolio of solutions as well use Generative AI and automation to cut down analysts' time when investigating financial crimes. This allows us to provide leading solutions to our customers, addressing numerous business use cases across risk domains and coverage areas. All Financial Crime and Compliance solutions are infused with Always on AI, our multi-layered approach that injects AI, machine learning, automation, natural language processing, and other advanced technologies throughout the financial crime and compliance value chain. This provides financial services organizations with innovative and patented technologies which fuel automation and analytic precision to detect and prevent financial crimes in real-time and provides secure and frictionless customer experiences.

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

•Our data intelligence solutions enable organizations to turn raw data into comprehensive actionable intelligence to prevent and detect financial crimes and enable better and faster decisions. With effortless access to data, our curated risk signals, and our X-Sight Marketplace ecosystem of complementary partner offerings, our solutions deliver comprehensive real-time intelligence to fuel analytics and enrich investigations.

•Our AI and Analytics innovative technologies, our deep domain expertise, and the insights we receive by working collaboratively and collectively with our large world-class client base provide rich intelligence to our solutions. This allows us to provide market leading solutions to our customers, addressing numerous business use-cases across risk domains and coverage areas. All Financial Crime and Compliance solutions are embedded with AI, including machine learning, Agentic AI and Generative AI, and other advanced technologies throughout the financial crime and compliance value chain. This provides financial services organizations with innovative and patented technologies which fuel automation and analytic precision to detect and prevent financial crimes in real-time and provides secure and frictionless customer experiences.

•Our vast coverage of solutions enables organizations to detect market manipulations and prevent money laundering and fraud while helping them adhere to compliance regulations. With broad coverage for compliance around regulations and financial crime risks including account takeover, social engineering scams and many other financial crimes, the solutions include hundreds of out-of-the-box engineered models for current risk topologies across global regulatory regimes as well as emerging risk types including cryptocurrencies and cannabis-related risks to name a couple. Organizations gain holistic coverage to reduce risk, mitigate losses and protect their organizations and customers.

•Our intelligent investigations solutions serve hundreds of thousands of analysts and investigators across the globe enabling them to make better, faster decisions. The rich and robust, purpose-built solutions include out-of-the-box workflows and audits for the regulated industries. Our Agentic AI capabilities understand financial institutions’ policy and procedures guidelines, recognize the context of an investigation and have the agency to determine what data sources and risk signals to leverage for accurate and fast decisioning. The solutions track all activity providing transparency for internal and regulatory audits.

•Our Self-Service solutions provide organizations with customization and self-development capabilities powered by APIs and intuitive tools.

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

Our DEVone program, comprising more than 200 partners, allows third-party software providers that bring complementary capabilities, to integrate with our CXone Mpower platform and extend its functionality. DEVone partner offerings are listed in our CXexchange Marketplace. Our Actimize X-Sight Marketplace hosts market leading vendors in the AML and Fraud domains that complement the Financial Crime and Compliance solution suite.

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

Professional Service and Support
The NICE Professional Services and Support organization enables our customers to derive sustainable business value from our solutions. In addition to our internal Services organization, we also utilize third party certified implementation partners to extend our capacity for deployment of our offerings.

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
Cloud Operations ensure that solutions deployed on the NICE cloud run optimally and allow more simplified software upgrades, maximizing availability, performance and quality, while ensuring the security of customer information. This is delivered by using sophisticated proprietary utilities and automations that operate in a proactive manner, providing the means to avoid impacting customer and business operations. This includes: Cloud Architecture teams that design cloud service delivery and operation architectures; Cloud Security teams that help ensure that we set and meet the required Security certifications; Cloud Infrastructure teams that manage both virtual and physical infrastructure requirements; Cloud DevOps teams that implement the utilities and automations while working with our product development teams to optimize our solutions for the cloud environment; and the 7X24 Cloud Application Support teams that monitor and manage the solutions for our customers, ensuring world class up-time, performance, scalability and security. The NICE Cloud utilizes multiple underlying technologies to give our customers many paths to the cloud – these include Physical Data Centers and Public Cloud providers such as AWS and Azure. NICE maintains multiple Cloud Certifications including SOC 2 Type II – Applications; HITRUST; ISO:27001 and PCI DSS.

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
Information Security - we have established information security management policies and procedures to protect the confidentiality, integrity, and availability of our data while providing value to the way we conduct our business. We have security measures, internal policies, and procedures in place to protect our customers’ information and ensure that proper measures are taken in connection with our customers’ and their end users’ information. Additionally, we ensure that information security controls are designed and implemented throughout our products and services development lifecycle. Our information security management policies and procedures comply with industry accepted standards, such as ISO 27001. For additional information on information security, please see Item 16K, “Cybersecurity“ in this annual report.

Manufacturing and Source of Supplies
Many of our solutions are software-based and are deployed by open cloud platform and standard commercial servers. The cloud platform services are provided to us by one or more third-party provider. For information on the risks relating to our engagements with cloud providers, please see Item 3, “Risks Relating to Our Offerings and Operations" and "Risks Relating to Information and Product Security and Intellectual Property" in this annual report.

In addition, there is a small portion of our products that have certain hardware elements that are based primarily on standard commercial off-the-shelf components and utilize proprietary in-house developed circuit cards and algorithms, digital processing techniques and software. These products are IT-grade compatible.
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
We have qualified for and received the ISO-9001:2015 quality management, as well as the ISO 27001:2022 information security management, ISO 27701:2019 privacy management and ISO 14001:2015 environmental management certifications.
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
We currently hold 575 U.S. patents and 35 patents issued in additional countries covering substantially the same technology as the U.S. patents. We have 230 patent applications pending in the United States and other countries. We believe that the improvement of existing products and the development of new products are important in establishing and maintaining a competitive advantage. We believe that the value of our products is dependent, among other things, upon our proprietary software and hardware continuing to be “trade secrets” or subject to copyright or patent protection. We generally enter into non-disclosure and non-compete agreements with our employees, subcontractors and business counterparties. However, there can be no assurance that such measures will protect our technology, or that others will not develop a similar technology or use such technology in products competitive with those offered by us. In most of the areas in which we operate, third parties also have patents which could be found applicable to our technology and products. Such third parties may include competitors, as well as large companies, which invest significant amounts in their patent portfolios, regardless of their actual field of business. Although we believe that our products do not infringe upon the proprietary rights of third parties, there can be no assurance that one or more third parties will not make a claim alleging that our products infringe upon their proprietary rights, nor that we will be successful in defending such claim.
In addition, to the extent we are not successful in defending such claims, we may be subject to injunctions with respect to the use or sale of certain of our products or to liabilities for damages and may be required to obtain royalty bearing licenses which may not be available on reasonable terms.
We own the following trademarks and/or registered trademarks in different countries: Actimize, Actimize logo, NICE Adaptive WFO, NICE WFM, NICE Voice of the Customer, NICE Work Force Management, NICE Incentive Compensation, NICE Real Time Solutions, NICE Trading Recording, NICE Uptivity, NICE Air, NICE Communication Surveillance, Customer Engagement Analytics, Decisive Moment, Fizzback, IEX, inContact, inContact Logo, NICE inContact, Last Message Replay, NICE, NICE Analyzer, NICE Engage, NICE Engage Platform, NICE Interaction Management, NICE Sentinel, NICE Inform, NICE Inform Lite, NICE Performance Compliance, NICE Inform Media Player, NICE Inform Verify, NICE Logo, NICE Incentive Compensation Management, NICE Real Time Solutions, NICE Trading Recording, NICE Proactive Compliance, NICE Security Recording, NICE, Nexidia, Nexidia ((!)) Logo, Nexidia Search Grid, Neural Phonetic Speech Analytics, Own the Decisive Moment, Scenario Replay, inContact Cloud Center Solutions, Supervisor on-the-go, VAAS, Voice as a Service, Personal Connection, InTouch, Echo, inCloud, CXone, CXone Logo, NICE inContact CXone, NICE Performance Management, inContact Automatic Contact Distributor, inContact Personal Connection, inContact Interactive Voice Response, inContact Work Force Management, Mattersight, Mattersight Logo, Net Promoter, Satmetrix, NPX, NPS, Fraudmap, Guardian Analytics, Evidence Lake, Alacra, Free your business, Resolve, Brand Embassy, ContactEngine, ContactEngine Logo, GoMoxie, FluenCX, Truth Depends on it, MindTouch, NICE ElevateAI, ElevateAI, NICE Smile design logo, StatsViewer, ScheudleViewer, VoApps, Directdrop voicemail and Directdrop voicemail logo, BusinessPhone, BusinessPhone Logo, LiveVox, LiveVox Logo, Human Call Initiator, HCI and HTI.

Seasonality
In previous years the majority of our business operated under an on-premises enterprise software model, which was characterized, in part, by uneven business cycles throughout the year, with a significant portion of customer orders received in the fourth quarter of each calendar year. This was due primarily to year-end capital purchases by customers and holiday season spending. In recent years, our business has been shifting more and more to the cloud, which is characterized by more evenly distributed business, which balances the impact of being heavily weighted towards the fourth quarter. While the seasonality associated with our cloud business is less impactful, we continue to have a second half fiscal year which typically results in higher usage of our solutions stemming primarily from the retail, health care and insurance verticals. While seasonal factors such as these are common in the software and technology industry, this pattern should not be considered a reliable indicator of our future revenue or financial performance. Many other factors, including general economic conditions, also have an impact on our business and financial results. See “Risk Factors” under Item 3, “Key Information” of this annual report for a more detailed discussion of factors which may affect our business and financial results.

Regulation

Data Privacy, Cyber-Related Security and AI
Certain data privacy and cyber-related security laws and regulations apply to us or to our customers and end-users in countries in which we operate and our customers and their end-users are located, including the United States, Israel, the E.U and the U.K., mostly in relation to our SaaS, hosting and cloud offering, as well as other outsourced services. These laws and regulations also include industry specific regulations that may apply to certain of our customers or end-users, such as regulations with respect to the digital operational resilience as well as requirements related to security risk management. In addition, as the regulatory landscape continues to evolve, new laws, rules and regulations governing the use of AI technologies may also apply. For example, the EU AI Act has come into effect during 2024. With heightened privacy, cyber security and AI concerns and regulations, we are aligning our governance and compliance of certain offerings or services to facilitate our customers and end-users' compliance. In addition, our failure to comply with the applicable legislation, procedures and security measures may result in significant financial penalties. For more information on data privacy, cyber security and AI related concerns and legislation, including the GDPR and regulations governing AI, see also Item 3, "Key Information - Risk Factors" in this annual report.
We or our customers are also subject to domestic data privacy laws, such as the Israeli Privacy Law, the CCPA, CPRA and the United Kingdom Data Protection Act 2018. We are evaluating the business impact of compliance with the constantly changing data privacy laws and regulations, which may include domestic laws, regulations and guidelines that may come into effect in additional regions as well, and apply to our operations, products and services.

As part of our effort to comply with such regulations and mitigate any future risks related to data privacy and cyber-security, we have adopted certain internal policies and procedures related to privacy, information security and incident response, as well as Business Continuity Plans, Risk Assessment Procedures and Vendor Management Policies. These internal policies and procedures are intended to address our business and operational practices as well as our customers' information security concerns, and to avoid or mitigate the risks associated with our information assets and those of our customers. In addition, we received the ISO 27001:2022 information security management certification, ISO 27701:2019 privacy management and SOC2 Type II, PCI DSS, Hitrust and FedRamp certifications were provided to the relevant business lines (as required). Furthermore, we continually evaluate our policies and procedures in light of the evolving regulations related to data privacy, cyber-security and AI and to our customers' needs.

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
We are leaders in the Customer Engagement space. In the CCaaS market, which is a part of the broader Contact Center Infrastructure market that is still mainly held by traditional on-premises players, we compete against Amazon Connect, Avaya, Cisco, Five9, Genesys, and TalkDesk, as well as other niche vendors. We also compete against certain UCaaS and collaboration software vendors such as 8x8, Vonage and Zoom, which offer basic CCaaS capabilities, and certain digital engagement vendors such as LivePerson, which offer digital engagement and self-service capabilities for contact centers.
In the WEM market we compete against players such as Alvaria, Calabrio, Genesys and Verint. In addition, we are seeing some CRM companies, such as Salesforce and Zendesk, that provide a subset functionality of our broader offerings.
In the emergency communications market, we compete against traditional recording vendors like Eventide, Equature and Exacom. In the Law Enforcement and Justice space, we compete against evidence content generation providers like Axon and Genetec who are looking to expand into broader digital evidence management.

We are leaders in the Financial Crime and Compliance space. We compete against niche vendors that provide one subset of functionality to protect against a specific risk and against vendors that provide a more comprehensive offering. In the Anti-Fraud market, we compete against vendors such as SAS, FICO and Feedzai. In the Anti-Money Laundering market we compete against vendors such as SAS, Oracle and Quantexa. In the Financial Markets Compliance market, we compete against vendors such as SMARTS (NASDAQ), Oracle and SAS. In the Mid-market segment, we compete mainly against Verafin.

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
Additional leased facilities consist of the following:
•Americas facilities located in Atlanta, Georgia and Salt Lake City, Utah.
•APAC facilities include offices space located in Pune and Manila.
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
Overview
NICE is a global enterprise software leader, providing AI-powered cloud platforms that serve two main markets: Customer Engagement and Financial Crime and Compliance. Our core mission is to automate customer service by seamlessly orchestrating workflows, AI and human agents, and enterprise knowledge on CXone Mpower - a leading advanced and comprehensive AI platform. We protect financial services organizations with embedded AI to help prevent money laundering and fraud, as well as ensure financial markets compliance in real-time.
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
In the Customer Engagement market, our CXone Mpower platform enables organizations to automate service at scale, augment their workforce with AI-powered solutions, and unify enterprise knowledge, data and AI models to drive faster resolutions and superior customer experiences. Purpose-built AI ensures every interaction and workflow is intelligently orchestrated across all customer touchpoints, seamlessly blending autonomous Agentic AI and human assisted interactions to deliver best-in-class service that is proactive, knowledge-based, resolution-oriented and efficient. Our Public Safety and Justice business is included in our Customer Engagement segment. In this business, we are transforming the criminal justice system by using AI to uncover the truth in digital evidence, facilitating swift justice. Our AI-powered workflows help relieve police, prosecutors, public defenders, courts and correctional institutions from the tedious task of managing digital evidence.

In the Financial Crime and Compliance market, we protect financial services organizations, with embedded-AI solutions that identify risks and help prevent money laundering and fraud, as well as help ensure financial markets compliance in real-time. With our holistic, data and entity-centric approach, we leverage machine learning, NLP (natural language processing), Generative AI and Agentic AI that automate routine tasks, collaborate with analysts and adapt in real time to proactively keep ahead of emerging threats.

NICE is at the forefront of several industry technological disruptions that have greatly accelerated in the last several years: AI-driven automation is transforming customer service; domain-specific AI is enhancing decision-making and workforce performance; and cloud scalability is enabling enterprises to modernize operations at an unprecedented pace. As organizations seek to optimize both efficiency and customer experience. NICE’s AI-powered platforms unify data, workflows, and automation to drive enterprise-wide transformation. Built on deep domain expertise, our solutions empower customer service, financial crime prevention, and criminal justice organizations to lead with intelligence, efficiency, and confidence.

We rely on multiple key assets to drive our growth:
•Our AI leadership with purpose-built AI models that power automation, optimization, and user experience transformation.

•Our domain-specific Agentic AI that manages complex tasks, makes decisions and takes action, driving AI-powered automation at scale and precision, with and without human intervention.
•Our comprehensive cloud platforms that are scalable, secure, and built for enterprise-wide adoption.
•Our AI-powered copiloting employee augmentation capabilities, built for specific roles and around domain-specific functionality to increase efficiencies, maintain compliance and improve resolution.

•AI-powered orchestration tools that allow organizations to design, build and operate end-to-end workflows.
•Our extensive self-service automation solutions that use the power of AI to deliver human-like interactions at scale.
•Our extensive portfolio of applications addresses organizational needs across all our areas of domain expertise.
•Our broad array of proprietary technologies and algorithms in the domains of Generative AI, LLMs, automation, analytics, machine learning, speech-to-text, natural language processing, personality-based routing and others.
•Our native AI models which are based on years of industry-specific data and domain expertise, consistently using machine learning for generating actionable insights.
•Our access to vast amounts of CX data, derived from billions of domain-specific interactions of all types, enriching our applications and enabling us to build hundreds of CX purpose-built AI models.
•Our advanced data security and compliance capabilities that deliver trusted enterprise software across all our markets, including FedRAMP authorization to the relevant business lines, with 30 authorized applications, native PCI, supported by advanced SOC.
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
•Our market leadership, which makes us a well-recognized brand and creates top-of-mind awareness for our solutions in our areas of operation..
•Our large and broad partner ecosystem with strategic alliances and integrations that extend market reach and solution capabilities.
•Our loyal customer base of more than 25,000 organizations in over 150 countries, across many industries, including 85 of the Fortune 100 companies.
•Our strong cash position that allows us to invest in innovative solutions and product development and fuels strategic acquisitions.
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
•Our outcome-oriented white-glove services that enable our customers to achieve greater efficiency, higher revenue, and lower operating costs with our solutions.
Recent Acquisitions
From time to time we complete acquisitions and investments. Some of them are not considered material to our business and operations. During 2024, we completed two acquisitions for total consideration of approximately $68.9 million. During 2023, we completed an acquisition for total consideration of approximately $446.9 million. For additional information see Note 1b to our Consolidated Financial Statements included elsewhere in this annual report.

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

Revenue Recognition. We generate revenues from sales of cloud, service and software products, which include software license, SaaS, network connectivity, hosting, support and maintenance, implementation, configuration, project management, consulting and training. We sell our cloud, products and services directly through our sales-force and indirectly through a global network of distributors, system integrators and strategic partners, all of whom are considered end-users.

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

3) Determine the transaction price

The transaction price is determined based on the consideration to which we will be entitled in exchange for transferring goods or services to the customer. For certain contracts, the Company's contracts include usage based fees that constitute variable consideration and are included in the transaction price.

The Company receives payments from customers based upon billing cycles and contract terms which may vary by contract type. Invoice payment terms are usually 30 days. In instances where the timing of revenue recognition differs from the timing of invoicing, we generally do not include a significant financing component in our contracts since our sale prices are not subject to billing terms and the purpose of our contracts is not to receive financing from, or provide financing to, customers. In addition, we elect to apply the practical expedient to not adjust the promised amount of consideration for the effects of a significant financing component if we expect, at contract inception, that the period between when we transfer a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

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

Some of the Company's contracts include variable fees that are based on actual usage. For these contracts the Company generally allocates the variable fees using the variable consideration allocation exception.

5) Recognize revenue when (or as) the entity satisfies a performance obligation

We derive our cloud revenues from subscription services, which are comprised of subscription fees from granting customers access to our cloud platforms, network connectivity and/or services fees for deployment of certain cloud platforms.

Revenue from subscription services is recognized when control is transferred to the customer, occurring either evenly over the contract period or based on actual usage. Revenue from network connectivity is based on customer call usage and is recognized in the period the call is initiated. Services fees for deployment, which are considered as material rights, are initially deferred and recognized over the average customer life.

Revenue from software license, support and maintenance services are recognized at the time the related performance obligation is satisfied by transferring the promised product or service to the customer. Software license revenues are recognized at the point in time when the software license is delivered, and the customer obtains control of the asset. Support and maintenance service revenues are recognized when control is transferred to the costumer, occurring evenly over the maintenance contract term, as the services have a consistent continuous pattern of transfer to a customer.

professional services revenues, except fees for deployment of certain cloud platforms, are recognized as services are performed.

Impairment of Long-Lived Assets. Our long-lived assets include goodwill, property and equipment and identifiable other intangible assets that are subject to amortization.
Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, "Intangible - Goodwill and Other" ("ASC 350"), goodwill is not amortized, but rather is subject to an annual impairment test. If we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then we prepare a quantitative analysis to determine whether the carrying value of reporting unit exceeds its estimated fair value. If the carrying value of a reporting unit exceeds its estimated fair value, we recognize an impairment of goodwill for the amount of this excess.
During the fourth quarter of each of the fiscal years ended December 31, 2024, 2023 and 2022, we performed a qualitative assessment for our reporting units and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required. Accordingly, no impairment charge was recognized during any of such fiscal years.
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
Contingent consideration incurred in a business combination is included as part of the acquisition price and recorded at fair value as of the acquisition date. The fair value of the contingent consideration is re-measured at each reporting period, with any adjustments in fair value recognized in earnings under general and administrative expenses.

Stock-based Compensation. We account for stock-based compensation in accordance with ASC 718, “Compensation - Stock Compensation” (“ASC 718”), which requires the measurement and recognition of stock base compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. We elect to account for forfeitures as they occur.
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

For each reporting period, we evaluate whether declines in fair value below the amortized cost are due to expected credit losses, as well as our ability and intent to hold the investment until a forecasted recovery occurs, in accordance with ASC 326. Allowance for credit losses on AFS debt securities are recognized as a charge in financial expenses (income) and other, net, on the consolidated statements of income, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss). As of December 31, 2024, no credit losses have been recorded.

We classified all our securities with maturities beyond 12 months as current assets under the caption short term investments on the consolidated balance sheet. These securities are available to support current operations and we may sell these debt securities prior to their stated maturities.

Exchangeable Senior Notes. We apply ASC 470, "Debt" and ASC 815 "Derivatives and Hedging" to our senior notes and to all features related to the senior notes. When features meet the definition of a derivative, are not clearly and closely related to the characteristics of the debt host, and do not qualify for any exceptions within ASC 815, they are required to be accounted for separately from the debt instrument and recorded as derivative instrument liabilities. The fair value assigned to the embedded derivative instruments is marked to market in each reporting period. The proceeds allocated to the debt host are then accounted for using the effective interest method.

Starting January 1, 2022, we adopted ASU 2020-06, which simplifies the guidance on the issuer’s accounting for convertible debt instruments by removing the separation models for (1) convertible debt with a cash conversion feature and (2) convertible instruments with a beneficial conversion feature, Following the adoption of ASU 2020-06, we do not separately present in equity an embedded conversion feature in such debt. Instead, we account for a convertible debt instrument solely as debt unless the debt contains embedded derivatives required to be bifurcated or the debt is issued at a substantial premium.

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

Recently Issued Accounting Pronouncements Not Yet Adopted

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
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Topic 220): Disaggregation of Income Statement Expenses, which requires disaggregated disclosure in the notes to the financial statements, of prescribed categories of expenses within relevant income statement captions. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. We are currently evaluating the effect of adopting the ASU on our disclosures.

Results of Operations
The following table sets forth our selected consolidated statements of income for the years ended December 31, 2024 and 2023, expressed as a percentage of total revenues (totals may not add up due to rounding).

	2024	2023
Revenue:
Cloud	72.5%	66.5%
Services	21.8%	27.0%
Product	5.7%	6.5%
	100.0%	100.0%
Cost of revenue:
Cloud	25.6%	23.3%
Services	6.7%	7.9%
Product	0.9%	1.1%
	33.2%	32.3%

Gross profit	66.8%	67.7%

Operating expenses:
Research and development, net	13.2%	13.6%
Selling and marketing	23.5%	25.2%
General and administrative	10.1%	10.6%
Total operating expenses	46.8%	49.4%

Operating income	20.0%	18.3%
Financial income and other, net	2.2%	0.9%

Income before taxes	22.2%	19.2%
Taxes on income	5.9%	5.0%

Net income	16.3%	14.2%
Comparison of Years Ended December 31, 2024 and 2023
For a comparison of our results for the years ended 2023 and 2022, please refer to Item 5 in our annual report on Form 20-F for the year ended 2023, filed with the SEC on March 27, 2024.
Our revenues increased by approximately

	Years Ended December 31,		Percentage
	(In millions)		Change
	2024	2023	2023-2024
Cloud revenue	$1,984.2	$1,581.8	25.4%
Service revenue	596.0	641.4	(7.1)%
Product revenue	155.1	154.3	0.5%
Total revenue	$2,735.3	$2,377.5	15.0%

Our revenues increased by approximately $357.8 million, or 15%, from $2,377.5 million in the year ended December 31, 2023 to $2,735.3 million in the year ended December 31, 2024. The increase consisted of a $307.7 million increase in Customer Engagement revenue and $50.1 million increase in Financial Crime and Compliance revenue.
The revenue growth of our Customer Engagement business segment in 2024 is primarily attributed to the continued increase in demand for our cloud platform CXone Mpower from new customers and ongoing expansion within our installed customer base, driven by further penetration into both large enterprises and the mid-market.

The revenue increase in our Financial Crime and Compliance business segment in 2024 is primarily attributed to an increase in cloud revenue due to increased adoption of our cloud platforms X-Sight and Xceed, as well as an increase in revenues from our premise-based business.

Our cloud revenue in 2024 increased by 25.4%, or $402.4 million, to $1,984.2 million compared to $1,581.8 million in 2023, mainly due to an increase in the Customer Engagement segment from growing demand for our CXone Mpower cloud platform, including ongoing penetration in the mid-market with further adoption at the high end of the market and increasing international cloud adoption, resulting from both new customers and expansion from existing customers. In addition, the increase in overall cloud revenue is partially attributed to the growing adoption of our cloud solutions in the Financial Crime and Compliance segment. Revenue derived from our cloud platforms accounted for 72.5% of our total revenue in 2024, as part of our strategy of increasing cloud revenue as a percentage of our total revenue.

Our service revenue in 2024 decreased by 7.1%, or $45.4 million, to $596.0 million compared to $641.4 million in 2023, mainly due to a decrease in maintenance revenue, as a growing number of our existing on-premises customers transitioned to our cloud-based solutions.

Our product revenue in 2024 increased by 0.5%, or $0.8 million, to $155.1 million compared to $154.3 million in 2023, as demand increased for on-premises products in 2024 compared to 2023, in the Financial Crime and Compliance business segment.

Revenue by Region

	Years Ended December 31,		Percentage
	(In millions)		Change
	2024	2023	2023-2024
United States, Canada and Central and South America (“Americas”)	$2,321.5	$1,986.6	16.9%
Europe, the Middle East and Africa (“EMEA”)	278.1	248.0	12.1%
Asia-Pacific (“APAC”)	135.7	142.9	(5.0)%
Total revenues	$2,735.3	$2,377.5	15.0%

Revenue in Americas increased in 2024 by 16.9%, or $334.9 million, to $2,321.5 million compared to $1,986.6 million in 2023, mainly due to an increase in cloud revenue for our cloud platforms, primarily from CXone Mpower.

Revenue in EMEA increased in 2024 by 12.1%, or $30.1 million, to $278.1 million compared to $248.0 million in 2023, primarily attributed to the increase in cloud revenue for our cloud platforms in both of our business segments..

Revenue in APAC decreased in 2024 by 5.0%, or $7.2 million, to $135.7 million compared to $142.9 million in 2023. The decrease in revenue in 2024 is primarily attributed to the decrease in service and product revenue in Customer Engagement and in the Financial Crime and Compliance segments. The decrease was partially offset by an increase in cloud revenue from CXone Mpower and the Customer Engagement segments.

Cost of Revenue

	Years Ended December 31,		Percentage
	(In millions)		Change
	2024	2023	2023-2024
Cost of cloud revenue	$699.7	$553.7	26.4%
Cost of service revenue	184.4	188.9	(2.4)%
Cost of product revenue	25.4	25.6	(0.8)%
Total cost of revenue	$909.5	$768.2	18.4%
Our cost of cloud revenue in 2024 increased by $146.0 million, or 26.4% compared to 2023, and remained stable as a percentage of cloud revenue. The increase in the cost of cloud revenue is primarily due to an increase in our public cloud costs associated with an increase in our cloud sales.

Our cost of service revenue in 2024 decreased by $4.5 million, or 2.4%, compared to 2023 and slightly increased as a percentage of service revenue compared to 2023.
Our cost of product revenue in 2024 decreased by $0.2 million, or 0.8%, compared to 2023 and decreased as a percentage of product revenue compared to 2023, mainly due to decreased scale in our product business in 2024.

Gross Profit

	Years Ended December 31,		Percentage
	(In millions)		Change
	2024	2023	2023-2024
Gross profit on cloud revenue	$1,284.4	$1,028.2	24.9%
as a percentage of cloud revenue	64.7%	65.0%
Gross profit on service revenue	411.6	452.5	(9.0)%
as a percentage of service revenue	69.1%	70.5%
Gross profit on product revenue	129.7	128.6	0.9%
as a percentage of product revenue	83.6%	83.3%
Total gross profit	$1,825.7	$1,609.3	13.4%
as a percentage of total revenue	66.7%	67.7%

Our cloud gross profit was $1,284.4 in 2024 compared to $1,028.2 in 2023, representing an increase of $256.2 million, or 24.9%. Our cloud gross profit as a percentage of cloud revenue decreased to 64.7% in 2024 compared to 65.0% in 2023. The increase in cloud gross profit is mainly attributed to an increase in our cloud business.The decrease in the cloud margin is mainly attributed to additional costs to scale our cloud business as we continue to invest in our international expansion.

Our services gross profit was $411.6 in 2024 compared to $452.5 in 2023, representing a decrease of $40.9 million, or 9.0%, which is mainly attributed to a decrease in maintenance and professional services revenue, as a growing number of our existing on-premises customers migrate to our cloud-based solutions. As a percentage of service revenue, our services gross profit was 69.1% in 2024 compared to 70.5% in 2023.

Our product gross profit was $129.7 in 2024 compared to $128.6 in 2023, representing an increase of $1.1 million, or 0.9%, which is attributed to an increase from the Financial Crime and Compliance segment . Our product gross margin increased to 83.6% in 2024 compared to 83.3% in 2023.

Operating Expenses

	Years Ended December 31,		Percentage
	(In millions)		Change
	2024	2023	2023-2024
Research and development, net	$360.6	$322.7	11.7%
Selling and marketing	642.3	599.1	7.2%
General and administrative	276.9	252.3	9.8%
Total operating expenses	$1,279.7	$1,174.1	9.0%
Research and Development, Net. Net research and development expenses increased by $37.9 million to $360.6 million in 2024 compared to $322.7 million in 2023, and represented 13.2% and 13.6% of revenues in 2024 and 2023, respectively. The increase in research and development expenses is attributed mainly to an increase in headcount to further drive innovation in our AI-based solutions and expand our cloud platforms and capabilities.

Selling and Marketing Expenses. Selling and marketing expenses increased by $43.1 million to $642.3 million in 2024 compared to $599.1 million in 2023, which represented 23.5% and 25.2% of total revenues in 2024 and 2023, respectively. The increase in selling and marketing expenses is attributed primarily to an increase in headcount, stock-based compensation costs and intangible assets amortization.

General and Administrative Expenses. General and administrative expenses in 2024 were $276.9 million compared to $252.3 million in 2023, which represented 10.1% of total revenues in 2024, as compared to 10.6% of total revenues in 2023. The increase in general and administrative expenses is attributed primarily to an increase in salaries and related costs and reduced gains arising from remeasurement of contingent consideration liability.

Financial Expenses and Other, net

	Years Ended December 31,		Percentage
	(In millions)		Change
	2024	2023	2023-2024
Financial income and other, net	58.9	22.5	161.8%

Financial Expense income and Other, net. Financial income and other, net, increased by $36.4 million to income of $58.9 million in 2024 compared to $22.5 million in 2023. The increase in financial income and other, net is attributable primarily to an increase in interest income earned from our cash and investment portfolio and higher amortization premiums on investment bonds.

Taxes on Income. Total tax expenses were $162.2 million in 2024 and $119.4 million in 2023. Our effective tax rate was 26.8% in 2024 and 26.1% in 2023. The increase in 2024 of $42.8 million in tax expenses is mainly due to our increased profitability.
The majority of our income in Israel continues to benefit from reduced tax rates, pursuant to our Special Preferred Technological Enterprise and Preferred Technology Enterprise programs, as discussed in Note 13 of our Consolidated Financial Statements included elsewhere in this annual report under the caption “Taxes on Income”.

Net Income. Net income increased by $104.3 million to $442.6 million in 2024 compared to $338.3 million in 2023. The increase in 2024 resulted primarily from an increase in our revenue, gross profit, operating income and financial income, partially offset by higher cost of revenue and operating expenses.
Liquidity and Capital Resources
To date, we have financed our operations, acquisitions and the repurchase of our equity, primarily through cash generated from our operating activities as well as through debt financing in the form of Exchangeable Notes.

As of December 31, 2024, we had $1,621.7 million of cash equivalents and in short-term investments, which included $481.7 million in cash and cash equivalents, and $1,140.0 million in short-term investments. We believe our existing cash and cash equivalents will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months.
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
Cash Flows
Generally, we invest our excess cash in highly liquid investment grade securities. As of December 31, 2024, we had $1,621.7 million of cash and cash equivalents and short-term investments, as compared to $1,407.8 million at December 31, 2023.
Cash provided by operating activities was $832.6 million and $561.4 million in 2024 and 2023, respectively. Net cash from operations in 2024 consisted primarily of net income of $442.6 million, adjusted for non-cash activities such as depreciation and amortization of $205.0 million, stock-based compensation of $182.1 million, an increase in deferred taxes of $40.3 million as well as working capital changes derived from an increase in trade payables of $44.0 million, an increase in accrued expenses and other liabilities of $42.0 million and a decrease in prepaid expenses and other current assets of $25.0 million, partially offset by an increase in trade receivables of $61.0 million. Net cash from operations in 2023 consisted primarily of net income of $338.3 million, adjusted for non-cash activities such as depreciation and amortization of $167.4 million, stock-based compensation of $176.7 million, an increase in deferred taxes of $66.6 million as well as working capital changes derived from a decrease in deferred revenues of $45.9 million, a decrease in accrued expenses and other liabilities of $55.7 million, partially offset by an increase in trade receivables of $34.3 million.
Net cash used in investing activities was $397.4 million and $293.6 million in 2024 and 2023, respectively. In 2024, net cash used in investing activities consisted primarily of net investments in marketable securities and short-term bank deposits of $232.8 million, payment for acquisitions in the aggregate amount of $64.8 million, purchase of property and equipment of $35.0 million and capitalization of internal use software costs of $64.8 million. In 2023, net cash used in investing activities consisted primarily of payment for an acquisition in the amount of $415.2 million, purchase of property and equipment of $29.2 million and capitalization of internal use software costs of $55.0 million, partially offset by net proceeds from investment in marketable securities and short-term bank deposits of $205.8 million.
Net cash used in financing activities was $456.6 million and $290.3 million in 2024 and 2023, respectively.
In 2024, net cash used in financing activities was attributed primarily to repurchase of our ordinary shares of $369.2 million and repayment of long-term debt in the amount of $192.1 million. In 2023, net cash used in financing activities was attributed primarily to repurchase of our ordinary shares of $288.4 million and repayment of long-term debt in the amount of $2.6 million, which were partially offset by proceeds from the issuance of shares upon the exercise of options of $2.6 million.

Contractual and Other Obligations
Set forth below are our material contractual obligations and other commercial commitments as of December 31, 2024 (in thousands).

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3-5 years	More than 5 years
Debt Obligations, including estimated interest *	$460,000	$460,000
Operating Leases	130,035	16,523	32,241	26,949	54,322
Unconditional Purchase Obligations	$458,239	$155,580	$223,083	$79,576	$—
Severance Pay**	$20,291
Total Contractual Cash Obligations	$1,068,565	$632,103	$255,324	$106,525	$54,322
Uncertain Income Tax Positions ***	$92,851
*    Debt obligations include senior exchangeable notes. The principal balances of the exchangeable senior notes are reflected in the payment periods in the table above based on their respective contractual maturities assuming no conversion. See Note 15 to our consolidated financial statements included elsewhere in this annual report for further details.
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

		Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1- 3 years	3- 5 years	More than 5 years
Guarantees*	$2,324	$84	$2,240
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

Item 6.    Directors, Senior Management and Employees.

Item 6A.    Directors and Senior Management.
The following tables set forth, as of March 16, 2025, the name, age and position of each of our directors and executive officers and, in regard to our directors, any of the committees of our board of directors on which they serve and whether any such director is an outside director:
Members of the Board of Directors

Name	Age	Position	Audit Committee Member	Compensation Committee Member	Internal Audit Committee Member	Mergers and Acquisitions Committee Member	Nominations Committee Member	Outside Director*
David Kostman	60	Chairman of the Board of Directors				X	X
Rimon Ben-Shaoul	80	Director	X			X
Dan Falk	80	Director	X	X	X	X	X	X
Yocheved Dvir	72	Director	X	X	X			X
Yehoshua Ehrlich	75	Director		X		X
Leo Apotheker	71	Director		X		X
Joe Cowan	76	Director	X			X
Zehava Simon	66	Director	X	X	X			X
*See Item 6C., “Directors, Senior Management and Employees—Board Practices— Outside Directors.”

Members of Management

Name	Age	Position
Scott Russell	51	Chief Executive Officer
Beth Gaspich	59	Chief Financial Officer
Barry Cooper	54	President, CX
Craig Costigan	64	Chief Executive Officer, NICE Actimize
Dan Belanger	60	President, CE Americas
Darren Rushworth	57	President, CE International
Awan Roy	54	Vice President, Head of NICE India
Shiri Neder	49	Executive Vice President, Human Resources
Gil Vassoly	51	Vice President, Corporate Finance

David Kostman has served as one of our directors since 2001 (with the exception of the period between June 2007 and July 2008), and as our Chairman of the Board since February 2013. Mr. Kostman is currently CEO and board member of publicly traded Outbrain, Inc. and serves on the board of directors of publicly traded Unity Inc. and privately held Tivit S.A. Mr. Kostman is also a former board member of publicly traded Retalix Ltd. (acquired by NCR). From 2006 until 2008, Mr. Kostman was a Managing Director in the investment banking division of Lehman Brothers, heading the Global Internet Group. From April 2003 until July 2006, Mr. Kostman was Chief Operating Officer and then Chief Executive Officer of Delta Galil USA, a subsidiary of publicly traded Delta Galil Industries Ltd. From 2000 until 2002, Mr. Kostman was President of the International Division and Chief Operating Officer of publicly traded VerticalNet Inc. Prior to that Mr. Kostman worked in the investment banking divisions of Lehman Brothers from 1994 to 2000, focusing on the technology and Internet sectors, and NM Rothschild & Sons from 1992 to 1993, focusing on mergers and acquisitions and privatizations. Mr. Kostman holds a Bachelor’s degree in Law from Tel Aviv University and a Master’s degree in Business Administration from INSEAD.

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

Yocheved Dvir has served as one of our outside directors since January 2008. Since 2000, Ms. Dvir has served as a strategic advisor in business development affairs to multiple companies and initiatives. Ms. Dvir also serves on the board of directors of Harel Insurance. She previously served on the board of directors of Menorah Insurance Company, Xenia Venture Capital, Endey Med, Alrov Real Estate, Visa Cal, Trendline Business Information & Communications Ltd., Israel Corporation Ltd., ECI Telecom Ltd., Strauss Industries Ltd., Phoenix Holding and Phoenix Insurance Co. Between 1990 and 2000, Ms. Dvir served as a Senior Vice President of the Migdal Group. Ms. Dvir joined the Migdal Group in 1981 and, until late 2000, held a number of senior financial and managerial positions, including Head of the Group’s Economics Department (1986-1988), Head of the Group’s Corporate Office from 1989 to 1992, Head of the Group’s General Insurance Division and Corporate Office from 1993 to 1997, Group CFO from 1997 to 1999, and Head of the Group’s Strategic Development Division and Marketing Array and Risk Manager in 2000. Ms. Dvir holds a Bachelor’s degree in Economics and Statistics from the University of Haifa and completed studies towards a second degree in Statistics from the Hebrew University of Jerusalem.
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
Leo Apotheker has served as one of our directors since August 2013. Mr. Apotheker is currently chairman of the board of privately held Syncron AB, Harvest, Eudonet and MercuryGate, and a member of the board of Schneider SE, a public company traded on the Euronext Exchange. Mr. Apotheker was the Co-Chief Executive Officer of Burgundy Technology Acquisition Corp until recently and the Managing Partner and co-founder of Efficiency Capital SAS, a growth capital advisory firm from 2012-2014. From 2010 to 2011, Mr. Apotheker served as Chief Executive Officer of Hewlett Packard. From 2008 to 2010, he served as Chief Executive Officer of SAP AG. Mr. Apotheker also previously served as the chairman of the board of Unit4, a leading Dutch software company and a member of the board of Taulia Inc. Mr. Apotheker holds a Bachelor’s degree in Economics and International Relations from the Hebrew University of Jerusalem.

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
Scott Russell has served as our Chief Executive Officer since January 1, 2025. Prior to joining NICE, for the last 14 years, Mr. Russell was at SAP, most recently as a member of the Executive Board of the Company and Global Chief Revenue Officer. During this period, Mr. Russell also served as Chairman of SAP North America and Chairman of Taulia, an SAP acquired business. Prior to that, he served as President Asia Pacific Japan. In addition, Mr. Russell previously served on the Board of Directors of Qualtrics. Mr. Russell holds a Bachelor of Computer and Information Science from the Federation University Australia and a post graduate degree in business from Deakin University at Geelong Campus, Australia.
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

Dan Belanger has served as our President, NICE Americas since July 1, 2024. Prior to his current position, Mr. Belanger served as Sales Director and General Manager for Telecom, Media & Entertainment, Sports and Games industry accounts at Amazon Web Services (AWS) for North America (Amazon Global Sales). Prior to joining AWS in 2020, Mr. Belanger served as Senior Vice President and Managing Director for Hewlett Packard Enterprise, North America leading sales, pre-sales engineering, services, operations and field channel teams. Mr. Belanger graduated Cum Laude from Assumption College, Worcester Massachusetts.
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
We are not party to, and are not aware of, any arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any director or executive officer was selected as a director or member of senior management, as the case may be. In addition, there are no family relationships between any of the directors or executive officers named above.

Item 6B.    Compensation.
(a) Aggregate Executive Compensation
The aggregate compensation paid to our directors and executive officers as a group of 19 person for 2024 (including compensation accrued for such year) consisted of approximately $11.1 million in salary, fees, bonus, commissions and directors’ fees and approximately $1.4 million in amounts set aside or accrued to provide pension, garden leave, severance, retirement or similar benefits or expenses, but excluding amounts expended for business travel, relocation, professional and business association dues and expenses reimbursed to our directors and executive officers.

Our compensation policy for our executive management team, as approved by our shareholders, following the recommendation of our compensation committee and approval by our Board of Directors (as amended, the “Compensation Policy”), is required to be reviewed and approved by our compensation committee, Board of Directors and shareholders once every three years, in line with requirement of the Israeli Companies Law, 5759-1999 (the "Israeli Companies Law"). Any bonus payment made under the Compensation Policy is approved by the Board of Directors in accordance with the Israeli Companies Law.

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

During 2024, our officers and directors received, in the aggregate, (i) options to purchase 92,301 ordinary shares, which include 65,566 options with an exercise price equal to the par value of the ordinary shares (the “par value options”), and (ii) 178,622 restricted share units, under our equity-based compensation plans. The options (other than the par value options) have a weighted average price of $168.46 and all options will expire six years after the date of grant. The restricted shares units are granted at par value of the ordinary shares.
Pursuant to the requirements of the Israeli Companies Law, remuneration of our directors requires shareholder approval. Compensation and reimbursement for outside directors (as described below) is statutorily determined pursuant to the Israeli Companies Law. Effective as of July 1, 2015, our shareholders approved the payment to each of our non-executive directors, including outside directors, of an annual fee of $40,000 and a meeting attendance fee of $1,500 for each Board meeting attended (whether in person or through media), and $1,000 for each Board committee meeting attended (whether in person or through media) (in each case paid in U.S. dollars or in NIS based on the exchange rate on July 1, 2015), subject to additional value added tax, as applicable. Furthermore, effective as of 2015, each non-executive director is entitled to an annual equity-based award, as previously approved by our shareholders and pursuant to the terms of the Compensation Policy.

In addition, our shareholders approved a special annual cash fee for the Chairman of the Board in the amount of NIS 450,000 (equivalent to approximately $123,000). The special annual fee is subject to adjustment for changes in the Israeli consumer price index after September 2012. At the Company’s 2024 annual general meeting, following the recommendation of our compensation committee and approval by our Board of Directors, our shareholders approved updates to our Compensation Policy, as further discussed below in Item 10, “Additional Information. – Approval of Office Holder Compensation” in this annual report.
(b) Individual Compensation of Covered Executives
The following describes the compensation of our five most highly compensated executive officers in 2024, based on the total of salary costs, bonus cost and equity costs for equity granted and expensed by the Company in 2024 (“Covered Executives”).
The compensation specified below is broken down into the following components (all amounts specified below are in terms of cost to the Company, as recorded in our financial statements, and U.S. dollar amounts indicated for Salary, Bonus Costs and Equity Costs are in thousands of dollars):

(1)Salary Costs. Salary Costs include gross salary, benefits and perquisites, including those mandated by applicable law which may include, to the extent applicable to each Covered Executive, payments, contributions and/or allocations for pension, garden leave, severance, vacation, travel and accommodation, car or car allowance, medical insurances and risk insurances (e.g., life, disability, accidents), phone, convalescence pay, relocation, payments for social security, and other benefits consistent with the Company’s guidelines.
(2)Bonus Costs. Bonus Costs represent bonuses granted to the Covered Executive with respect to the year ended December 31, 2024, paid in accordance with the Company’s performance-based bonus plan or as detailed below.
(3)Equity Costs. Represents the expense recorded in our financial statements for the year ended December 31, 2024, with respect to equity granted in 2024 and in previous years (if applicable). For assumptions and key variables used in the calculation of such amounts, see Note 14b of our audited consolidated financial statements.
i.Barak Eilam – Former CEO. Salary Costs - $2,268; Bonus Costs - $1,564; Equity Costs - $9,085 expense recorded in 2024 for equity granted in 2024; and $10,653 expense recorded in 2024 for equity granted in previous years. The amounts indicated also include bonus and salary expenses accrued in 2024, that are attributable to or payable in 2025 in connection with Mr. Eilam's transition.

ii.Beth Gaspich – CFO. Salary Costs - $560; Bonus Costs - $501; Equity Costs - $2,828 expense recorded in 2024 for equity granted in 2024 and $2,381 expense recorded in 2024 for equity granted in previous years.

iii.Craig Costigan – CEO, NICE Actimize. Salary Costs - $542; Bonus Costs - $600; Equity Costs - $2,351 expense recorded in 2024 for equity granted in 2024 and $2,323 expense recorded in 2024 for equity granted in previous years.
iv.Darren Rushworth– President, CE International. Salary Costs - $921; Bonus Costs $568; Equity Costs - $1,914 expense recorded in 2024 for equity granted in 2024 and $2,522 expense recorded in 2024 for equity granted in previous years.
v.Barry Cooper – President, CX. Salary Costs - $570; Bonus Costs - $532; Equity Costs - $2,015 expense recorded in 2024 for equity granted in 2024 and $5,471 expense recorded in 2024 for equity granted in previous years.

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
Outside directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:
•the majority of shares voted at the meeting shall include at least a majority of the shares of non-controlling shareholders and shares of shareholders who do not have a personal interest (as such term is defined by the Israeli Companies Law) in the approval of such item, present at the meeting and voting on the matter (without taking into account the votes of the abstaining shareholders); or
•the total number of shares of non-controlling shareholders voted against the election of the outside directors does not exceed two percent of the aggregate voting rights in the company.
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
Item 6D.    Employees.
As of December 31, 2024, we had 8,726 employees worldwide, which represented an increase of approximately 4.1% from December 31, 2023, resulting from both organic and non-organic growth.

The following table sets forth the number of our full-time employees at the end of each of the last three fiscal years as well as the main category of activity and geographic location of such employees:

	At December 31,
Category of Activity	2024	2023	2022

Customer Support*	2,994	3,012	2,794
Sales and Marketing	1,808	1,746	1,678
Research and Development	3,070	2,780	2,643
General and Administrative	854	846	811
Total	8,726	8,384	7,926

Geographic Location
Americas	3,723	3,674	3,439
EMEA	1,546	1,526	1,509
APAC	3,457	3,184	2,978
Total	8,726	8,384	7,926

*    Including the number of employees designated under “Operations” in our previous annual reports.
We also utilize temporary employees in various activities. On average, we employed 51 temporary employees and obtained services from 1,851 consultants (not included in the numbers set forth above) during 2024.
Our future success will depend in part upon our ability to attract and retain highly skilled and qualified personnel. Although competition for such personnel is generally intense, we believe that adequate personnel resources are currently available to meet our requirements.
We are not a party to any collective bargaining agreement with our employees or with any labor organization in substantially all jurisdictions where we operate. However, we are subject to certain labor related statutes and certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists’ Association of Israel) that apply to our Israeli employees by order of the Israeli Ministry of Labor and Welfare. These statutes and provisions principally deal with the length of the work day and the work week, minimum wages, insurance coverage of work-related accidents, determination of severance pay and the provisions of other employment matters. Israeli law generally requires the payment of severance pay by employers upon certain circumstances, including, an employee’s death, retirement or termination of employment by the employer without due cause. We currently fund our ongoing severance payment obligations in Israel by making monthly payments to approved severance funds or insurance policies. For more information please see Note 2p of our consolidated financial statements. In addition, according to the National Insurance Law, Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, an organization similar to the U.S. Social Security Administration. These contributions entitle the employees to benefits in periods of unemployment, work injury, maternity leave, disability, reserve military service and bankruptcy or winding-up of the employer and also include payments for national health insurance. The payments to the National Insurance Institute varies between 7.05%-19.6% of an employee’s salary (up to a certain cap as determined from time to time by the law), of which the employee contributes approximately 3.5%-12.0% and the employer contributes approximately 3.55%-7.6%.

In addition, we pay severance benefits to our employees located elsewhere in accordance with local laws and practices of the countries in which they are employed, including our U.S. based employees pursuant to the U.S. Federal Department labor legislation and requirements and local state regulations.
Employment Agreements
We have employment agreements with our officers. Pursuant to these employment agreements, each party may terminate the employment without cause by giving a 30, 60 or 90 day prior written notice (six to twelve months in case of certain senior officers). In addition, we may terminate such agreement for cause with no prior notice subject to applicable laws in the applicable jurisdictions. The agreements generally include non-competition and non-disclosure provisions, although the enforceability of non-competition provisions in employment agreements may be limited under applicable law.
Item 6E.    Share Ownership.
As of March 16, 2025, our directors and executive officers then-serving beneficially owned an aggregate of 312,674 ordinary shares, including options and restricted share units to purchase ordinary shares that were vested on such date or that are scheduled to vest within 60 days thereafter, or approximately 0.5% of our outstanding ordinary shares. The options and restricted share units have an average exercise price of $119.88 per share and the options will expire between 2025 and 2031. No individual director or executive officer beneficially owns 1% or more of our outstanding ordinary shares.
The following is a description of each of our equity plans under which awards were outstanding as of March 16, 2025.
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
The 2016 Plan is generally administered by our Board of Directors and compensation committee, which determine the grantees under the 2016 Plan and the number of Awards to be granted. As of March 16, 2025, options and restricted share units to purchase 3,066,451 ordinary shares were outstanding under the 2016 Plan at a weighted average exercise price of $10.26.

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
As of March 16, 2025, assumed Guardian Analytics' stock options to purchase 2,729 shares of NICE were outstanding under the Guardian Plan, at a weighted average exercise price of $31.71. We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act, 5,823 ordinary shares for issuance under the Guardian Plan.
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
As of March 16, 2025, assumed Nexidia options to purchase 152 shares of NICE were outstanding under the Nexidia Plan, at a weighted average exercise price of $6.72. We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act, 173,860 ordinary shares for issuance under the Nexidia Plan.
Item 6F.     Disclosure of a registrant’s action to recover erroneously awarded compensation.
Not applicable.

Item 7.    Major Shareholders and Related Party Transactions
Major Shareholders
As of March 16, 2025, we are not aware of any beneficial owner holding 5% or more of our outstanding ordinary shares.
On November 7, 2024, Capital Research Global Investors filed Schedule 13G with the SEC reporting that they are no longer a beneficial owner of 5% or more of our outstanding ordinary shares.
As of March 16, 2025, we had 40 registered ADS holders of record in the United States, with our ADS holders holding in total approximately 76% of our outstanding ordinary shares, as reported by JPMorgan Chase Bank, N.A., the depositary for our ADSs.
To our knowledge, we are not directly or indirectly owned or controlled by another corporation or by any foreign government and there are no arrangements that might result in a change in control of our company.
Related Party Transactions
Other than transactions related to compensation of our executive officers and directors as described under “Item 6. Directors, Senior Management and Employees”, since January 1, 2024, we have not entered into any related party transactions.

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
B. Significant Changes
There are no significant changes that occurred since December 31, 2024, except as otherwise disclosed in this annual report and in the annual consolidated financial statements included in this annual report.

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
Approval of Office Holder Compensation
Under the Israeli Companies Law, we are required to adopt a compensation policy, recommended by the compensation committee, and approved by the Board of Directors and the shareholders, in that order, at least once every three years. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter (similar to the threshold described above). Our current Compensation Policy was approved by our shareholders at our 2023 annual general meeting. At our 2024 annual general meeting, our shareholders approved updates to our current Compensation Policy with respect to Executive Equity Award Caps and Performance Mix. In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability - must comply with the Company’s Compensation Policy. Although NASDAQ rules generally require shareholder approval when an equity-based compensation plan is established or materially amended, as a foreign company we follow the aforementioned requirements of the Israeli Companies Law.
In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder generally must be approved separately by the compensation committee, the Board of Directors and the shareholders of the company, in that order. The shareholder approval of the compensation of the chief executive officer requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter.

Notwithstanding the foregoing, in certain limited circumstances, a company’s compensation committee and board of directors are permitted to approve the compensation policy or the compensation terms of the chief executive officer, without shareholders' approval.
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

General Corporate Taxation in Israel
Generally, Israeli companies are subject to corporate tax on taxable income, including capital gains, at the rate of 23% for 2023 and 2024. However, the effective tax rate payable by a company that is eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments-1959 (the "Investments Law"), and in particular the 6% tax rate in 2024 and 12% rate in 2023 under the Special Preferred Technology Enterprise and Preferred Technology Enterprise regime (as discussed below), may be considerably less.
Foreign Exchange Regulations
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
Tax Benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, as amended.
Pursuant to the Investments Law and its various amendments, our Company and its Israeli subsidiary have been granted “Approved Enterprise” status, allowing us to benefit from significant tax benefits through our “Approved, Privileged, Preferred Enterprise and Special Preferred Enterprises” programs up to 2016 tax year, and from "Preferred Technological Enterprise" and "Special Preferred Enterprises" programs from 2017 onwards. Continued eligibility for these benefits requires compliance with specific conditions; non-compliance may result in revocation of benefits and interest and inflation adjustments. As of December 31, 2024, we believe that we compliance with all the conditions required by the Investments Law.

Amendments enacted in December 2016, effective January 1, 2017, introduced the “Nexus Principles” based on OECD guidelines as part of the Base Erosion and Profit Shifting (BEPS) project, which govern the tax regime applicable to both the Company and its Israeli subsidiary from the 2017 tax year.

Benefits under the “Preferred Technology Enterprise” and Special Preferred Enterprises regimes include:
•A reduced corporate tax rate of 12% (or 7.5% in Development Area A) on qualifying income from eligible intellectual property (“Preferred Technology Income”), subject to conditions, including a minimal amount or ratio of annual R&D expenditures and R&D employees, and having at least 25% of annual income derived from export. Special Preferred Technological Enterprises are subject to 6% on such income.;
•A 12% capital gains tax rate on the sale of preferred intangible assets to foreign affiliated enterprise, provided that the asset was initially purchased from a foreign resident at an amount of NIS 200 million or more. Special Preferred Technological Enterprises are subject to 6% on such income; and
•A 20% withholding tax rate for dividends paid from Preferred Technology Income (with an exemption from such withholding tax applying to dividends paid to an Israeli company). Such rate may be reduced to 4% on dividends paid to a foreign resident company, subject to valid certificate from the Israel Tax Authority.
These rates may be further reduced by applicable double tax treaties, subject to the receipt in advance of a valid certificate from the Israel Tax Authority.

The effective tax rate applying to our Special Preferred Technological Enterprises and Preferred Technology Enterprise is calculated based on the Nexus Principles, considering eligible and ineligible R&D expenses incurred by us, as prescribed in the Regulations.
Income from sources other than the Special Preferred Technological Enterprises and Preferred Technology Income are taxable at regular corporate tax rates of 23% for 2023 and 2024.

Full details regarding our Preferred, Preferred Technology Enterprises and Special Preferred Technological Enterprises may be found in Note 13(a)(1) of our consolidated financial statements.
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
Eligibility for benefits under the Industry Encouragement Law does not require prior approval from any governmental authority. Under the Industry Encouragement Law, an “Industrial Company” is defined as an Israeli resident for tax purposes deriving at least 90% of its income (other than income from certain government loans), in any tax year, from an “Industrial Enterprise” located in Israel and owned by such company.
An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity. We believe that we currently qualify as an Industrial Company under the Industry Encouragement Law. No assurance can be given that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.
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
Taxation of Israeli Residents
Israeli individuals are generally subject to a tax rate of 25% on capital gains derived from the sale of shares, whether listed on a stock market or not unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain is generally taxed at a rate of 30%. In addition, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company), the tax rate will be 30%. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or direct someone who holds any of such rights on how to exercise these rights, regardless of the source of such right. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in Section 2(1) of the Tax Ordinance are subject to tax at the marginal tax rates applicable to business income (up to 47% in 2025). Individuals who are subject to tax in Israel are also subject to an additional income surtax (as described below). For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions. Certain Israeli institutions that are exempt from tax under Section 9(2) or Section 129C(a)(1) of the Tax Ordinance (such as exempt trust funds and pension funds) may be exempt from capital gains tax on the sale of the shares.
Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares.
Different tax rates may apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering.
Taxation of Non-Israeli Residents
Non-Israeli residents, both individuals and corporations, are generally exempt from Israeli capital gains tax on gains from the sale of shares publicly traded on the TASE, provided such gains do not arise from a permanent establishment in Israel. They are also exempt from capital gains tax on shares of Israeli companies traded on recognized foreign markets, as long as the shares were not acquired before the issuer’s initial public offering and the gains do not arise from a permanent establishment. This exemption does not apply if Israeli residents hold over 25% of the non-Israeli corporation or are entitled to 25% or more of its revenues or profits.

U.S. resident shareholders are exempt from Israeli capital gains tax for sale, exchange or disposition of our ordinary shares under the U.S.-Israel Tax Treaty unless they hold 10% or more of our voting power in the preceding 12 months, the gains are from real estate or a permanent establishment in Israel, or the individual was present in Israel for 183 days or more in the relevant year. In such cases, the sale, exchange or disposition would be subject to Israeli tax, however the gain would be treated as foreign source income for U.S. tax credit purposes.

Shareholders potentially liable for Israeli tax may face withholding at source and must demonstrate their exemption status. In transactions involving the sale of all shares of an Israeli resident company, the Israel Tax Authority may require non-Israeli shareholders to sign a declaration or obtain a specific exemption.

A tax return must be filed by January 31 and July 31 for sales made in the last six months of the preceding year or the first six months of the current year. If all tax due was withheld at source, filing is not required if the income was not generated from business in Israel, the taxpayer has no other taxable income in Israel, and is not obligated to pay surtax. Capital gains must also be reported on the annual income tax return.

Taxation of Dividends Paid on our Ordinary Shares
Taxation of Israeli Residents
Israeli resident individuals are generally subject to Israeli income tax on dividends received on our ordinary shares, other than bonus shares (share dividends) or stock dividends. The applicable tax is 25% or 30% for a significant shareholder within the 12-month preceding such distribution. Individuals may also be required to pay surtax on dividend. Dividends from profits sourced from ordinary income are subject to a 25% withholding tax rate if the shares are registered with a nominee company. Dividends from Approved and Privileged Enterprises are taxed at 15%, while those from our Preferred Enterprise and Preferred Technology Enterprise are taxed at 20%. If the recipient of the dividend is an Israeli resident corporation, such dividend income is exempt from tax, provided the dividend was derived from income accrued within Israel and received from another corporation subject to Israeli corporate tax. Certain tax exempt Israeli institutions, such as exempt trust funds and pension funds (under Section 9(2) or Section 129C(a)(1) of the Tax Ordinance) may also be exempt from tax on dividends. We cannot guarantee that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

Dividend distributions to Israeli resident corporations are generally not subject to a withholding tax.
Taxation of Non-Israeli Residents
Non-residents of Israel, both individuals and companies, are generally subject to Israeli income tax on dividends paid on our ordinary shares, with tax withheld at source, unless a treaty specifies otherwise.

Under the U.S.-Israel Treaty, the maximum withholding tax on dividend paid by us is 25%. A 12.5% rate applies to dividends paid to U.S. corporations owning at least 10% of the Israeli company's voting power for, in general, the part of the tax year which precedes the date of payment of the dividend and the entire preceding tax year. The 12.5% rate is applicable only to dividends from regular income and not from Approved, Privileged, Preferred Enterprise, or Preferred Technological Enterprise income and does not apply if the company has more than 25% of its gross income derived from certain types of passive income. If conditions are met, dividends from these enterprises are subject to a 15% withholding tax.

U.S. residents typically have withholding tax deducted at source in Israel and may claim a credit for U.S. federal income tax purposes subject to detailed rules contained in United States tax statutes, rules and regulations. If dividends are attributable from a combination of income derived from income that was subject to tax under the Investment Law and to other sources of income mixed income sources, a blended withholding rate will apply. We cannot guarantee that we will designate distributed profits to reduce shareholders’ tax liability.

Non-resident individuals or corporations with dividend income from Israel, from which tax was withheld, are generally exempt from filing tax returns in Israel if the income was not derived from a business conducted in Israel, they have no other taxable income in Israel, and they are not subject to income surtax.

Surtax

Subject to applicable tax treaties, individuals subject to tax in Israel are also subject to a surtax at the rate of 3% on annual income exceeding NIS 721,560 for each of the years 2025 - 2027. Additionally, individuals with taxable income from “Capital Sources” (which for the purpose means any source of income) in the tax year exceeding such amount will be subject to an additional tax of 2% on the exceeding the threshold.

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
•tax-exempt organizations;
•regulated investment companies;
•investors that actually or constructively own 10% or more of our shares and/or other equity by vote or value;
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
(a)the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes; or
(b)(i) a court within the United States is able to exercise primary supervision over the administration of the trust; and (ii)one or more United States persons have the authority to control all substantial decisions of the trust
If an entity that is classified as a partnership for U.S. federal income tax purposes holds ADSs, the U.S. federal income tax treatment of its partners will generally depend upon the status of the partners and the activities of the partnership. Entities that are classified as partnerships for U.S. federal income tax purposes and persons holding ADSs through such entities should consult their own tax advisors.
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
U.S. Taxation of ADSs
Distributions
Subject to the discussion under “Passive Foreign Investment Companies” below, any distribution received by a U.S. holder of ADSs, including Israeli taxes withheld (see “Israeli Tax Considerations”), will be taxable as a dividend to the extent of our current and accumulated earnings and profits under U.S. federal tax principles. Distributions exceeding earnings and profits will reduce the U.S. holder’s adjusted tax basis in the ADSs and may be taxable as capital gains. We do not maintain calculations of our earnings and profits under U.S. federal tax principles. If we do not report to a U.S. holder the portion of a distribution that exceeds earnings and profits, it will generally be taxed as a dividend. even if that distribution would otherwise be treated as a non-taxable return of capital or as a capital gain under the rules described above. A U.S. holder that is a corporation will not be eligible for any dividends received deduction, except as provided by Sections 245 and 245A of the Code.
Under the Code, certain dividends received by non-corporate U.S. holders may be “qualified dividend income,” taxed at a lower capital gains rate of 20%. This reduced rate only applies to dividends from a “qualified foreign corporation” that is not a “passive foreign investment company” and only for shares held by a qualified U.S. holder (i.e., a non-corporate holder) for a minimum period (generally 61 days during the 121-day period beginning 60 days before the ex-dividend date). We should be considered a qualified foreign corporation because (i) we are eligible for the benefits of a comprehensive tax treaty between Israel and the U.S., which includes an exchange of information program; and (ii) the ADSs are readily tradable on an established securities market in the U.S. In addition, based on our current business plans, we do not expect to be classified as a “passive foreign investment company” (see “Passive Foreign Investment Companies” below). Accordingly, dividends paid by us to individual U.S. holders on shares held for the minimum holding period should be eligible for the reduced income tax rate. In addition to the income tax on dividends discussed above, certain non-corporate U.S. holders will also be subject to the 3.8% Medicare tax on dividends as discussed below under “Medicare Tax on Unearned Income”.

Distributions in currency other than U.S. dollars (a “foreign currency”) will be included in gross income of a U.S. holder based on the U.S. dollar value at the exchange rate on the date of receipt. If converted to U.S. dollars on that date, no foreign currency gain or loss is recognized. If not converted, the U.S. holder will have a basis in the foreign currency equal to its U.S. dollar value on the receipt date, with any subsequent gain or loss treated as ordinary income or loss.

Generally, dividends received by a U.S. holder with respect to ADSs will be treated as foreign source income for calculating the foreign tax credit limitation. Subject to certain conditions and limitations, any Israeli taxes withheld on dividends at the rate provided by the U.S.-Israel tax treaty may be deducted from taxable income or credited against a U.S. holder’s federal income tax liability. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to various categories of income, including “passive” income and “general” income. . The rules relating to foreign tax credits and the timing thereof are complex. U.S. holders should consult their own tax advisors regarding the availability of a foreign tax credit under their particular situation.
Sale or Other Disposition of ADSs
If a U.S. holder sells or disposes of ADSs, gain or loss will be recognized for U.S. federal income tax purposes as the difference between the amount realized and the holder’s adjusted tax basis in the ADSs. Subject to the discussion below under the heading “Passive Foreign Investment Companies,” generally, this gain or loss will be a capital in nature, and if the ADSs were held for more than one year, it will be classified as long-term capital gain or loss. Long-term capital gains for individual U.S. holders are generally subject to a lower deferral income tax rate (currently up to 20%) than ordinary income. Additionally, certain non-corporate U.S. holders may be subject to a 3.8% Medicare tax on net gains as discussed below under “Medicare Tax on Unearned Income”.

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

U.S. holders using an Israeli stockbroker or intermediary may be subject to Israeli withholding tax on capital gains unless they obtain an exemption from the Israeli Tax Authorities or claim any allowable refunds or reductions. U.S. holders are advised that any Israeli tax paid under circumstances in which an exemption from (or a refund of or a reduction in) such tax was available will not give rise to a deduction or credit for foreign taxes paid for U.S. federal income tax purposes. If applicable, U.S. holders are advised to consult their Israeli stockbroker or intermediary regarding the procedures for obtaining an exemption or reduction.

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
Tax Cuts and Jobs Act (the "U.S. Tax Reform" or "TCJA")

As a global corporation, we are subject to income, non-income and transactional tax regimes in the United States and various other jurisdictions, which may change significantly. On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (the "TCJA"), a comprehensive tax law that included several key tax changes to business taxation, including and amendment to Section 174 of the Code. Effective for taxable years beginning after December 31, 2021, this amendment requires research and development expenses to be capitalized and amortized over five or fifteen years, whereas previously, these expenses could be fully expensed when incurred.

The final impact of the TCJA may vary due to, among other things, possible changes in the interpretations, assumptions made by us as a result of additional information, or additional guidance or finalization of law and regulations that will be issued by the U.S. Department of Treasury, the IRS or other standard-setting bodies, and which may impact our future financial statements, and will be accounted for when such guidance is issued.

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
As of December 31, 2024, we had outstanding currency forward contracts to hedge payroll, facilities expenses and lease obligations, denominated in NIS, INR, PHP and ,COP in the total amount of approximately $211.13 million. The fair value adjustment of those contracts was approximately $1.94 million. These transactions were for a period of up to one year.
The following table details the balance sheet exposure (i.e., the difference between assets and liabilities) in our main foreign currencies, as of December 31, 2024, against the relevant functional currency.

	Functional currencies
	(In U.S. dollars in millions)
	USD	GBP	CAD	MXN	AUD	SGD
Foreign currencies
USD	$—	$30	$28	$3	$(1)	$7
GBP	$22	$—	$—	$—	$(1)	$—
EUR	$26	$18	$—	$—	$—	$—
CAD	$28	$3	$—	$—	$—	$—
AUD	$2	$(1)	$—	$—	$—	$—
MXN	$4	$—	$—	$—	$—	$—
CHF	$—	$—	$—	$—	$—	$—
JPY	$(6)	$—	$—	$—	$—	$—
INR	$(4)	$—	$—	$—	$—	$—
SGD	$(6)	$—	$—	$—	$—	$—
HKD	$(9)	$—	$—	$—	$—	$—
NIS	$(10)	$—	$—	$—	$—	$—
PHP	$(28)					$—
BRL	$8
Other currencies	$(1)	$—	$—	$—	$—	$—

The table below presents the fair value of firmly committed transactions for lease obligations denominated in currencies other than the U.S. dollar, which is our reporting currency:

	(In U.S. dollars in millions)
	New Israeli Shekel	Other currencies *	Total
Less than 1 year	$(4)	$(3)	$(7)
1-3 years	$(8)	$(7)	$(15)
3-5 years	$(7)	$(4)	$(11)
Over 5 years	$(10)	$(3)	$(13)
Total	$(29)	$(17)	$(46)
*    Other currencies include the following currencies: AUD, EUR, GBP, INR, JPY, PHP, COP and SGD.
Interest Rate Risk
We are subject to interest rate risk on our investments and on our borrowings.
On August 24, 2020, we issued $460 million aggregate principal amount of 0% exchangeable senior notes due 2025.

Our outstanding debt obligations, the corresponding interest rates, currency and repayment schedules as of December 31, 2024, are set forth in the table below in U.S. dollar equivalent terms (in millions).

Currency	Amount	Interest rate	2025	2026 & thereafter

	(In millions)
Fixed Rate:
USD	$460.0	—%	$460.0	$—
Total:	$460.0		$460.0	$—
Debt issuance costs, net of amortization	(1.2)
Total:	$458.8

Our investments are exposed to market risk due to fluctuations in interest rates, which may affect our interest income and the fair market value of our marketable securities portfolio.
Our short term investment portfolio consists of investment-grade corporate debentures, U.S. Government agencies and U.S. treasuries. As of December 31, 2024, 66.2% of our portfolio was in such securities and the remainder was in dollar deposits.
We invest in dollar deposits with U.S. banks, European banks, Israeli banks and money market funds. As of December 31, 2024, 33.8% of our portfolio was in such deposits. Since these investments are for short periods, interest income is sensitive to changes in interest rates.
The weighted average duration of the securities portfolio, as of December 31, 2024, is 1.88 years. The securities in our marketable securities portfolio are rated generally as A+ according to Standard and Poor’s rating or A1, according to Moody’s rating. Securities representing 3.2% of the marketable securities portfolio are rated as AAA; securities representing 17.36% of the marketable securities portfolio are rated as AA; securities representing 75% of the marketable securities portfolio are rated as A; securities representing 3.96% of the marketable securities portfolio are rated as BBB+ securities representing 0.5% of the marketable securities portfolio are rated as BBB and securities representing 0.5 % of the marketable securities portfolio are rated as BBB- after being downgraded during 2023.
The table below presents the fair value of marketable securities which are subject to risk of changes in interest rate, segregated by maturity dates (in U.S. dollars, in millions):

	Amortized Cost				Estimated fair value
	Up to 1 year	1-3 years	4-7 years	Total	Up to 1 year	1-3 years	4-7 years	Total
Corporate debentures	140.6	522.3	159.2	822.1	140.0	521.5	156.8	818.3
U.S. treasuries	63.8	29.1	—	92.9	63.8	29.1	—	92.9
U.S. government agencies	3.0	5.1	—	8.1	3.0	5.1	—	8.1
Total	207.4	556.5	159.2	923.1	206.8	555.7	156.8	919.3
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
In respect of 2024, we received a payment in the amount of approximately $1 million from the Depositary as reimbursement for expenses we incurred in 2024 in relation to the maintenance and administration of the ADR program.

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
Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. Our management based its assessment on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2024, our internal control over financial reporting is effective.
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
Item 16C.    Principal Accountant Fees and Services.
Fees Paid to Independent Auditors
Fees billed or expected to be billed by Kost, Forer, Gabbay & Kasierer, a member of EY Global, and other members of EY Global for professional services for each of the last two fiscal years were as follows:

Services Rendered	2024 Fees	2023 Fees
Audit (1)	$1,144	$1,150
Audit-related (2)	$369	$95
Tax (3)	$468	$438
All Other Fees	$—	$—
Total	$1,981	$1,683
(1)Audit fees refer to audit services for each of the years shown in this table which include fees associated with the annual audit for each of 2023 and 2024 (including an audit in each such year in accordance with section 404 of the Sarbanes-Oxley Act), certain procedures regarding our quarterly financial results submitted on Form 6-K, consultations concerning financial accounting and various accounting issues and performance of local statutory audits.
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

Item 16D.    Exemptions from the Listing Standards for Audit Committees.
Not applicable.
Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
During 2024, we repurchased our ordinary shares as described in the table below.

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs

	(In dollars, except share amounts)

January 1 - January 31	515	200		258,002,366
February 1 - February 28	55,139	223.79	55,139	245,662,866
March 1 - March 31	115,458	251.80	115,458	216,590,123
April 1 - April 30	—	—	—	216,590,123
May 1 - May 31	44,250	193.93	44,250	208,008,817
June 1 - June 30	822,968	167.09	822,968	70,501,148
July 1 - July 31	4	169.54	4	70,500,470
August 1 - August 31	120,000	178.93	120,000	49,028,302
September 1 - September 30	392,004	165.72	392,004	483,953,368
October 1 - October 31	—	—	—	483,953,368
November 1 - November 30	249,255	174.90	249,255	440,357,698
December 1 - December 31	281,042	183.46	281,042	388,797,265
Total	2,080,635	177.44	2,080,120	3,131,945,914
On November 9, 2022, our Board of Directors authorized a program to repurchase up to $250 million of our issued and outstanding ordinary shares and ADRs. The Company fully executed the $250 million share repurchase program before the end of 2023. On November 15, 2023, our Board of Directors authorized an additional program to repurchase up to $300 million of our issued and outstanding ordinary shares and ADRs which commenced following completion of the repurchase program that was authorized by our Board of Directors in 2022. On June 7, 2024 our Board of Directors authorized the acceleration of the $300 million share repurchase plan. On that day, our Board also authorized an additional program to repurchase up to $500 million of our issued and outstanding ordinary shares and ADRs. The Company fully executed the $300 million share repurchase program before the end of 2024. Repurchases may be made from time to time in the open market or in privately negotiated transactions in accordance with applicable securities laws and regulations. The timing and amount of the repurchase transactions will be determined by management and may depend on a variety of factors including market conditions, alternative investment opportunities and other considerations.

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
Item 16H.    Mine Safety Disclosure.
Not Applicable.
Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.
Not Applicable.

Item. 16J.     Insider trading policies
Our Board of Directors has adopted an insider trading policy (the "Insider Trading Policy"), governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and applicable listing standards. A copy of the Insider Trading Policy is filed as Exhibit 11.1 to this Annual Report.
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
We have verified our information security management policies and procedures and received certifications in accordance with the ISO 27001:2022 information security management standard and ISO 27701:2019 privacy management standard as well as other certifications such as FedRAMP, SOC 2 Type II Applications, PCI DSS, and HITRUST for specific business lines.

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

2.4	Description of Securities (filed as Exhibit 2.4 to NICE Ltd.'s Annual Report on Form 20-F filed with the SEC on March 30, 2023, and incorporated herein by reference).
4.1	NICE Ltd.'s Executives & Directors Compensation Policy (filed as Exhibit A in Exhibit 99.1 of NICE's Report on Form 6-K filed with the SEC on June 8, 2023, and incorporated herein by reference)
4.2	Amendment to Executives & Directors Compensation Policy (filed as Annex A in Exhibit 99.1 of NICE's Report on Form 6-K filed with the SEC on May 24, 2024 and incorporated herein by reference)
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

4.5	2017 Indenture, dated January 18, 2017 (filed as Exhibit 4.16 to NICE Ltd.’s Annual Report on Form 20-F filed with the SEC on April 21, 2017, and incorporated herein by reference).
4.6	2020 Indenture, dated August 27, 2020 (filed as Exhibit 4.14 to NICE Ltd.'s Annual Report on Form 20-F filed with the SEC on March 23, 2021, and incorporated herein by reference).
4.7	NICE Ltd. 2016 Share Incentive Plan (filed as Exhibit 4.7 to NICE Ltd's Annual Report on Form 20-F filed with the SEC on March 30, 2023, and incorporated herein by reference).
8.1	List of significant subsidiaries.
11.1	NICE Ltd. Policy on Insider Trading
12.1	Certification by the Chief Executive Officer of NICE Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act 2002.

12.2	Certification by the Chief Financial Officer of NICE Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer of NICE Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer of NICE Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of EY Global.
97.1
NICE Ltd. Policy for Recovery of Erroneously Awarded Compensation (filed as Exhibit 97.1 to NICE Ltd.'s Annual Report on Form 20-F, filed with the SEC on March 27, 2024, and incorporated here by reference).

101
The following financial information from NICE Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2024, formatted in Inline XBRL ("iXBRL"): (i) Consolidated Balance Sheets at December 31, 2024 and 2023; (ii) Consolidated Statements of Income for the years ended December 31, 2024, 2023 and 2022; (iii) Statements of Changes in Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2024, 2023 and 2022; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022; and (v) Notes to Consolidated Financial Statements.

NICE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024
IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

NICE Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NICE Ltd. and its subsidiaries (the "Company") as of December 31, 2024, and 2023, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "Consolidated Financial Statements"). In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 19, 2025, expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the Consolidated Financial Statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition
Description of the Matter
As described in Note 2 to the Consolidated Financial Statements, the Company generates revenues mainly from licensing its software products and services, including cloud-based services. The Company enters into contracts with customers that often include promises to transfer multiple products and services, which are accounted for separately if they are distinct performance obligations. In such contracts, the transaction price is then allocated to the distinct performance obligations on a relative standalone selling price basis and revenue is recognized when control of the distinct performance obligation is transferred. Revenues from cloud-based services are recognized over time and revenues from software licenses are generally recognized at a point in time.

The accounting for contracts with multiple performance obligations require the company to exercise significant judgment, which includes: (a) identification and determination of whether products and services are considered distinct performance obligations that should be accounted for separately based on the terms and conditions of the relevant agreements, (b) determination of stand-alone selling prices for each distinct performance obligation that is not sold separately. For products that are not sold separately, directly observable data is generally not available, which requires the Company to make significant assumptions regarding the stand-alone selling prices of the related performance obligations based on, among others, geographic or regional-specific factors and internally approved pricing guidelines, and (c) the pattern of transferring control (i.e., timing of when revenue is recognized) for each distinct performance obligation. For cloud-based revenues recognized based on usage, the processing and recognition of revenue are highly automated and involve capturing and pricing significant volumes of data.

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

We also involved IT professionals with specialized skill and knowledge to assist in testing certain internal controls over the Company’s revenue process, including controls over the capture related usage transactional information through the Company’s IT systems.

Our audit procedures included, among others, evaluating the methodology and reasonableness of management’s assumptions used for the estimate of stand-alone selling prices for products and services that are not sold separately.

For a sample of contracts, we: (1) obtained and read contract source documents, including master agreements, and other documents that were part of the agreement, (2) tested management’s identification of significant terms for completeness, including the identification and determination of distinct performance obligations, (3) tested management’s calculations of revenue and the associated timing of revenue recognition, and (4) On a sample basis, we tested usage and accordingly observed that usage attributes such as duration and type of service were captured in the relevant IT systems.

.

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global
We have served as the Company's auditor since 1995.
Tel-Aviv, Israel
March 19, 2025

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of NICE Ltd.

Opinion on Internal Control over Financial Reporting

We have audited NICE Ltd. and its subsidiaries' internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, NICE Ltd. and its subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated March 19, 2025, expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global
Tel-Aviv, Israel
March 19, 2025

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2024	2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$481,712	$511,795
Short-term investments	1,139,996	896,044
Trade receivables (net of allowance for credit losses of $13,182 and $16,712 at December 31, 2024 and 2023, respectively)	643,985	585,154
Debt hedge option	—	121,922
Prepaid expenses and other current assets	239,080	197,967

Total current assets	2,504,773	2,312,882

LONG-TERM ASSETS:
Prepaid expenses and other long-term assets	212,512	219,332
Property and equipment, net	185,292	174,414
Deferred tax assets	219,232	178,971
Operating lease right-of-use assets	93,083	104,565
Other intangible assets, net	231,346	305,501
Goodwill	1,849,668	1,821,969

Total long-term assets	2,791,133	2,804,752

Total assets	$5,295,906	$5,117,634

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2024	2023
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$110,603	$66,036
Deferred revenues and advances from customers	299,367	302,649
Current maturities of operating leases liabilities	12,554	13,747
Debt	458,791	209,229
Accrued expenses and other liabilities	593,109	528,660

Total current liabilities	1,474,424	1,120,321

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	66,289	52,458
Accrued severance pay	20,291	17,078
Deferred tax liabilities	1,965	8,596
Debt	—	457,081
Operating leases	92,258	102,909
Other long-term liabilities	37,516	4,691

Total long-term liabilities	218,319	642,813

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital-
Ordinary shares of NIS 1 par value:
Authorized: 125,000,000 shares at December 31, 2024 and 2023; Issued: 74,774,827 shares at December 31, 2024 and 2023; Outstanding: 63,249,843 and 62,870,669 shares at December 31, 2024 and 2023, respectively	18,961	18,961
Additional paid-in capital	2,278,672	2,123,487
Treasury shares at cost – 11,524,984 and 11,904,158 Ordinary shares at December 31, 2024 and 2023, respectively	(1,339,218)	(1,005,104)
Accumulated other comprehensive loss	(71,070)	(59,110)
Retained earnings	2,702,397	2,262,898
Total attributable to NICE Ltd.'s shareholders	3,589,742	3,341,132

Non-controlling interests	13,421	13,368

Total shareholders' equity	3,603,163	3,354,500

Total liabilities and shareholders' equity	$5,295,906	$5,117,634
The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2024	2023	2022
Revenue:
Cloud	$1,984,160	$1,581,825	$1,295,323
Services	596,031	641,387	650,116
Product	155,081	154,296	235,855

Total revenue	2,735,272	2,377,508	2,181,294

Cost of revenue:
Cloud	699,713	553,654	472,805
Services	184,410	188,890	183,938
Product	25,401	25,629	26,945

Total cost of revenue	909,524	768,173	683,688

Gross profit	1,825,748	1,609,335	1,497,606

Operating expenses:
Research and development, net	360,607	322,708	306,073
Selling and marketing	642,251	599,114	609,833
General and administrative	276,936	252,286	246,527

Total operating expenses	1,279,794	1,174,108	1,162,433

Operating income	545,954	435,227	335,173
Financial income and other, net	58,872	22,473	10,159

Income before taxes on income	604,826	457,700	345,332
Taxes on income	162,238	119,399	79,387

Net income	442,588	338,301	265,945

Basic earnings per share	$6.97	$5.32	$4.17

Diluted earnings per share	$6.76	$5.11	$4.00

Weighted average number of shares (in thousands) used in computing:
Basic earnings per share	63,483	63,590	63,790

Diluted earnings per share	65,506	66,265	66,465
The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
Net income	$442,588	$338,301	$265,945

Change in foreign currency translation adjustment	(13,355)	13,810	(27,582)

Available-for-sale investments:
Change in net unrealized gains (losses)	919	18,029	(33,319)
Less - reclassification adjustment for net gains (losses) realized and included in net income	(423)	12,271	419

Net change (net of tax effect of $(342), $(4,130) and $4,483)	496	30,300	(32,900)

Cash flow hedges:
Change in unrealized losses	(3,621)	(5,300)	(18,223)
Less - reclassification adjustment for net gains realized and included in net income	4,520	13,335	7,189

Net change (net of tax effect of $10, $(1,096) and $1,505)	899	8,035	(11,034)

Total other comprehensive income (loss)	(11,960)	52,145	(71,516)

Comprehensive income	$430,628	$390,446	$194,429

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Retained earnings	Non-controlling Interest	Total shareholders' equity
Balance as of January 1, 2024	$18,961	$2,123,487	$(1,005,104)	$(59,110)	$2,262,898	$13,368	$3,354,500
Stock-based compensation	—	187,101	—	—	—	—	187,101
Issuance of treasury shares under share-based compensation plan (945,979 ordinary shares) and exercise of warrants (1,513,183 ordinary shares)	—	(31,916)	34,979	—	—	—	3,063
Treasury shares purchase	—	—	(369,093)	—	—	—	(369,093)
Other comprehensive income	—	—	—	(11,960)	—	—	(11,960)
Dividends Paid to non-controlling interest	—	—	—	—	—	(3,036)	(3,036)
Net income attributable to Nice Shareholders	—	—	—	—	439,499	—	439,499
Net income attributable to non-controlling interests	—	—	—	—	—	3,089	3,089
Balance as of December 31, 2024	$18,961	$2,278,672	$(1,339,218)	$(71,070)	$2,702,397	$13,421	$3,603,163

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Retained earnings	Non-controlling Interest	Total shareholders' equity
Balance as of January 1, 2023	$18,961	$1,951,035	$(743,054)	$(111,255)	$1,926,398	$13,338	$3,055,423
Stock-based compensation	—	183,302	—	—	—	—	183,302
Issuance of treasury shares under share-based compensation plan (733,472 ordinary shares)	—	(23,923)	26,496	—	—	—	2,573
Treasury shares purchase	—	—	(288,546)	—	—	—	(288,546)
Other comprehensive income	—	—	—	52,145	—	—	52,145
Equity awards assumed for acquisitions	—	13,073	—	—	—	—	13,073
Dividends Paid to non-controlling interest	—	—	—	—	—	(1,771)	(1,771)
Net income attributable to NICE Shareholders	—	—		—	336,500	—	336,500
Net income attributable to non-controlling interests	—	—	—	—	—	1,801	1,801
Balance as of December 31, 2023	$18,961	$2,123,487	$(1,005,104)	$(59,110)	$2,262,898	$13,368	$3,354,500

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Retained earnings	Non-controlling Interest	Total shareholders' equity
Balance as of January 1, 2022	$18,961	$1,817,710	$(625,810)	$(39,739)	$1,653,963	$12,874	$2,837,959
Adoption of ASU 2020-06 (Note 2k)		(28,816)			7,331		(21,485)
Stock-based compensation	—	188,888	—	—	—	—	188,888
Issuance of treasury shares under share-based compensation plan (840,766 ordinary shares)	—	(26,747)	27,700	—	—	—	953
Treasury shares purchase	—	—	(144,944)	—	—	—	(144,944)
Other comprehensive income	—	—	—	(71,516)	—	—	(71,516)
Dividends Paid to non-controlling interest	—	—	—	—	—	(376)	(376)
Net income attributable to NICE Shareholders	—	—	—	—	265,104	—	265,104
Net income attributable to non-controlling interests	—	—	—	—	—	840	840
Balance as of December 31, 2022	$18,961	$1,951,035	$(743,054)	$(111,255)	$1,926,398	$13,338	$3,055,423

The accompanying notes are an integral part of the consolidated financial statements

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
Cash flows from operating activities:

Net income	$442,588	$338,301	$265,945
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	205,020	167,360	176,546
Share-based compensation	182,067	176,658	182,704
Accrued severance pay, net	3,050	789	1,171
Amortization of premium, discount and accrued interest on marketable securities	(9,861)	2,480	8,322
Deferred taxes, net	(40,261)	(66,620)	(52,618)
Changes in operating assets and liabilities:
Trade receivables, net	(61,025)	(34,292)	(129,712)
Prepaid expenses and other current assets	25,040	73,052	(31,673)
Trade payables	43,965	3,426	19,923
Accrued expenses and other current liabilities	41,952	(55,703)	33,684
Operating lease right-of-use assets	12,951	12,518	20,393
Deferred revenue	3,049	(45,947)	6,417
Realized loss on marketable securities, net	—	12,271	—
Operating lease liabilities	(13,291)	(11,100)	(26,191)
Amortization of discount on long-term debt	1,834	4,615	4,582
Loss from extinguishment of debt	—	53	1,206
Change in fair value of contingent consideration	(3,054)	(18,258)	—
Other	(1,383)	1,827	(984)

Net cash provided by operating activities	832,641	561,430	479,715

Cash flows from investing activities:

Purchase of property and equipment	(34,962)	(29,205)	(31,893)
Purchase of investments	(938,154)	(230,263)	(396,297)
Proceeds from investments	705,332	436,044	355,560
Payments for business acquisitions, net of cash acquired	(64,816)	(415,185)	(29,724)
Capitalization of internal use software costs	(64,805)	(54,974)	(49,997)

Net cash used in investing activities	(397,405)	(293,583)	(152,351)
The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
Cash flows from financing activities:

Proceeds from issuance of shares upon exercise of options	3,063	2,570	953
Purchase of treasury shares	(369,196)	(288,443)	(144,944)
Dividends paid to non-controlling interest	(3,036)	(1,771)	(376)
Repayment of debt	(192,108)	(2,628)	(20,132)
Proceeds from settlement of debt hedge option	104,673	—	—

Net cash used in financing activities	(456,604)	(290,272)	(164,499)

Effect of exchange rate changes on cash	(6,914)	2,643	(8,425)

Net change in cash, cash equivalents and restricted cash	(28,282)	(19,782)	154,440
Cash, cash equivalents and restricted cash at the beginning of the year	513,314	533,096	378,656
Cash, cash equivalents and restricted cash at the end of the year	$485,032	$513,314	$533,096
Reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheet:
Cash and cash equivalents	$481,712	$511,795	$529,596
Restricted cash included in other current assets	3,320	1,519	3,500
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$485,032	$513,314	$533,096

Supplemental disclosure of cash flows activities:
Cash paid during the year for:
Income taxes	$120,343	$210,445	$123,586
Interest	236	1,221	2,974

Non-cash activities:
Change in fair value of contingent consideration	(3,054)	(18,258)	—
Increase in accrued expenses and other liabilities with respect to purchase of treasury shares	—	103	—

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:-    GENERAL
a.General:
NICE Ltd. (together with its subsidiaries, “NICE”, or the “Company”) is a global enterprise software leader, providing AI-powered cloud platforms that serve two main markets: Customer Engagement and Financial Crime and Compliance. The Company's core mission is to automate customer service by seamlessly orchestrating workflows, AI and human agents, and enterprise knowledge on CXone Mpower—a leading advanced and comprehensive AI platform. The Company protect financial services organizations with embedded AI to help prevent money laundering and fraud, as well as ensure financial markets compliance in real-time.

The Company's strategy is based on serving rapidly expanding, specialized markets that require feature-rich solutions, with robust, comprehensive cloud platforms that are spearheaded by AI as an overarching catalyst, propelling the Company's unique AI-driven vectors of growth: using AI differentiation to expand the Company's cloud win rates, positioning AI as the bedrock for driving rapid expansion into digital, utilizing AI to fuel massive platform-adoption and leveraging AI as a lucrative source for new domain-specific use-cases.
In the Customer Engagement market, the Company's CXone Mpower platform enables organizations to automate service at scale, augment their workforce with AI-powered solutions, and unify enterprise knowledge, data and AI models to drive faster resolutions and superior customer experiences. Purpose-built AI ensures every interaction and workflow is intelligently orchestrated across all customer touchpoints, seamlessly blending autonomous Agentic AI and human assisted interactions to deliver best-in-class service that is proactive, knowledge-based, resolution-oriented and efficient. The Company's Public Safety and Justice business is included in the Company's Customer Engagement segment. In this business, the Company is transforming the criminal justice system by using AI to uncover the truth in digital evidence, facilitating swift justice. The Company's AI-powered workflows help relieve police, prosecutors, public defenders, courts and correctional institutions from the tedious task of managing digital evidence.

In the Financial Crime and Compliance market, the Company protect financial services organizations, with embedded-AI solutions that identify risks and help prevent money laundering and fraud, as well as help ensure financial markets compliance in real-time. With the Company's holistic, data and entity-centric approach, the Company leverage machine learning, NLP (natural language processing), Generative AI and Agentic AI that automate routine tasks, collaborate with analysts and adapt in real time to proactively keep ahead of emerging threats.

The Company is at the forefront of several industry technological disruptions that have greatly accelerated in the last several years: AI-driven automation is transforming customer service; domain-specific AI is enhancing decision-making and workforce performance; and cloud scalability is enabling enterprises to modernize operations at an unprecedented pace. As organizations seek to optimize both efficiency and customer experience. The Company's AI-powered platforms unify data, workflows, and automation to drive enterprise-wide transformation. Built on deep domain expertise, the Company's solutions empower customer service, financial crime prevention, and criminal justice organizations to lead with intelligence, efficiency, and confidence.

b.Acquisitions:
1.Acquisitions in 2024:
During 2024, the Company completed the acquisition of two companies, which were accounted for as business combinations for a total consideration of $68,910. The financial results of those acquired companies are included in the Company’s consolidated financial statements from their respective acquisition dates. The results from these acquisitions individually and in the aggregate, were not material to the Company’s consolidated financial statements. The Company preliminarily recorded $41,802 of

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)
identifiable intangible assets based on their estimated fair values, and $27,091 of residual goodwill, from these acquisitions.

2.Acquisitions in 2023:
a.In December 2023, the Company completed an acquisition of LiveVox Inc. (“LiveVox”), a leading AI-driven proactive outreach provider. The Company acquired LiveVox for a total consideration of $424,117.
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

The preliminary fair value of assets acquired, and liabilities assumed from the acquisition, completed during 2023, were based upon preliminary calculations and valuations, and the estimates and assumptions for this acquisition are subject to change as the Company obtains additional information during the respective measurement periods (up to one year from the respective acquisition dates). These estimates were finalized during 2024 as part of the measurement period. During 2024, the Company recorded measurement period adjustments to the preliminary allocation of the purchase price to the fair value of the assets acquired and liabilities assumed. See also Note 8 regarding changes made during 2024.

During 2023, the Company acquired certain additional companies, which were accounted for as business combinations for a total consideration of $22,815. The financial results of those acquired companies are included in the Company’s consolidated financial statements from their respective acquisition dates. The results from these acquisitions individually and in aggregate, were not material to the Company’s consolidated financial statements. The Company preliminarily recorded $13,247 of

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)
identifiable intangible assets based on their estimated fair values, and $10,682 of residual goodwill, from these acquisitions.

The estimated fair value of assets acquired and liabilities assumed from acquisitions completed during 2023 were based upon preliminary calculations and valuations. These estimates were finalized during 2024 as part of the measurement period. No adjustments were made during 2024.

3.Acquisitions in 2022:
In November 2022, the Company completed an acquisition for a total consideration of $50,381 as follows: $30,000 cash consideration and a milestone-based contingent payment in a total sum of up to $24,000 payable in March 2026. The contingent consideration was measured at fair value at the closing date and recorded as a liability on the balance sheet in the amount of $20,381.
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
Goodwill generated from this business combination was attributed to synergies between the Company's and acquired company respective products and services. The goodwill is not deductible for income tax purposes.
The results of the acquired company's operations have been included in the consolidated financial statements since November 2022. Pro forma results of operations related to this acquisition have not been prepared because they are not material to the Company's consolidated financial statements.

The estimated fair value of assets acquired and liabilities assumed from the acquisition completed during 2022 was based upon preliminary calculations and valuations. These estimates were finalized during 2023 as part of the measurement period. The transaction price included liability classified contingent consideration that was remeasured through earnings and the resulting change in fair value for the twelve months ended December 31, 2023 was non-cash income of $18,258 included under general and administrative operating expenses in the consolidated statements of income. This was primarily driven by lower expected performance measurements of the acquired entity as determined in the purchase agreement.

The fair value of the contingent consideration arrangement was determined using a probability-based scenario analysis approach. The resulting probability-weighted contingent consideration amounts were discounted based on the Company's estimated cost of debt.
As of December 31, 2024, the contingent consideration conditions are not expected to be satisfied and as such, the fair value of the liability was updated as immaterial and is not included in the consolidated balance sheet. For the year ended December 31, 2024, the Company recorded a gain of $3,054 related to the remeasurement of this contingent consideration liability, which is included in general and administrative expenses in the consolidated statements of income.
4.Acquisitions related costs:
During 2024, 2023 and 2022, acquisition related costs amounted to $3,167, $13,987 and $48, respectively, and were included in general and administrative expenses.

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

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
For each reporting period, the Company evaluates whether declines in fair value below the amortized cost are due to expected credit losses, as well as the Company's ability and intention to hold the investment until a forecasted recovery occurs, in accordance with ASC 326. Allowance for credit losses on AFS debt securities are recognized as a charge in financial expenses (income) and other, net, on the consolidated statements of income, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss). As of December 31, 2024 and 2023, no allowance for credit losses have been recorded.
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
h.Other intangible assets, net:
Other intangible assets are amortized over their estimated useful lives using the straight-line method, at the following annual periods ranges:

Years
Core technology	3 – 8
Customer relationships	1 – 9
Trademarks	1 – 12
Customer backlog	3
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

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows to the carrying amount of the asset, an impairment charge is recorded for the excess of the carrying amount over fair value. In 2024, 2023 and 2022, no impairment charges were recognized.
j.Goodwill:
Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, "Intangible - Goodwill and Other" ("ASC 350"), goodwill is not amortized, but rather is subject to an annual impairment test. If the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the Company prepares a quantitative analysis to determine whether the carrying value of reporting unit exceeds its estimated fair value. If the carrying value of a reporting unit exceeds its estimated fair value, the Company recognizes an impairment of goodwill for the amount of this excess.
For each of the three years in the periods ended December 31, 2024, 2023 and 2022, no impairment was identified.
k.Exchangeable senior notes:
The Company applies ASC 470, "Debt" and ASC 815 "Derivatives and Hedging" to its senior notes and to all features related to the senior notes. When features meet the definition of a derivative, are not clearly and closely related to the characteristics of the debt host, and do not qualify for any scope exceptions within ASC 815, they are required to be accounted for separately from the debt instrument and recorded as derivative instrument liabilities. The fair value assigned to the embedded derivative instruments is marked to market in each reporting period. The proceeds allocated to the debt host are then accounted for using the effective interest method.

Starting January 1, 2022, the Company adopted ASU 2020-06, which simplifies the guidance on the issuer’s accounting for convertible debt instruments by removing the separation models for (1) convertible debt with a cash conversion feature and (2) convertible instruments with a beneficial conversion feature, Following the adoption of ASU 2020-06, we do not separately present in equity an embedded conversion feature in such debt. Instead, the Company account for a convertible debt instrument solely as debt unless the debt contains embedded derivatives required to be bifurcated or the debt is issued at a substantial premium.

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

l.Revenue recognition:
The Company generates revenues from sales of cloud, services, and software products, which include software license, SaaS, network connectivity, hosting, support and maintenance, implementation, configuration, project management, consulting and training. The Company sells its cloud, products and services directly through its sales-force and indirectly through a global network of distributors, system integrators and strategic partners.
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

3)Determine the transaction price
The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring goods or services to the customer. For certain contracts, the Company's contracts include usage based fees that constitute variable consideration and are included in the transaction price.
The Company receives payments from customers based upon billing cycles and contract terms which may vary by contract type. Invoice payment terms are usually 30 days. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company determines its contracts generally to not include a significant financing component since the Company's selling prices are not subjected to billing terms nor is its purpose to receive financing from its customers or to provide customers with financing. In addition, the Company elect to apply the practical expedient to not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects, at contract inception, that the period between when the Company will transfer a promised good or service to a customer and when the customer will pay for that good or service will be one year or less.
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
For a product where the SSP cannot be determined based on observable prices, given the same products are sold for a broad range of amounts (that is, the selling price is highly variable), the Company applies the residual approach whereby all other performance obligations within a contract are first allocated a portion of the transaction price based upon their respective SSPs, with any residual amount of transaction price allocated to these product revenues.
Some of the Company's contracts include variable fees that are based on actual usage. For these contracts the Company generally allocates the variable fees using the variable consideration allocation exception.
5)Recognize revenue when (or as) the entity satisfies a performance obligation
The Company derives its cloud revenues from subscription services, which are comprised of subscription fees from granting customers access to the Company’s cloud platforms, network connectivity and services fees for deployment of certain cloud platforms.
Revenue from subscription services is recognized when control is transferred to the customer, occurring either evenly over the contract period or based on actual usage. Revenue from network connectivity is based on customer call usage and is recognized in the period the call is initiated. Services fees for deployment, which are considered as material rights, are initially deferred and recognized the over average customer life.
Revenue from software licenses, support and maintenance services are recognized at the time the related performance obligation is satisfied by transferring the promised product or service to the customer. Software license revenues are recognized at the point in time when the software license is delivered and the customer obtains control of the asset. Support and maintenance service revenues are recognized when control is transferred to the customer occurring evenly over the maintenance contract term, as the services have a consistent continuous pattern of transfer to a customer.
professional services revenues, except fees for deployment of certain cloud platforms, are recognized as services are performed.
Deferred revenues, which represent a contract liability, represent unrecognized fees collected mostly for maintenance, cloud and professional services. Deferred revenues are recognized as (or when) the Company performs under the contract. The amount of revenues recognized in the period that was included in the opening deferred revenues balance was approximately $280,365 for the year ended December 31, 2024.
As of December 31, 2024, the aggregate amount of the total transaction price allocated in contracts with original duration greater than one year of the remaining performance obligations was approximately $3,072,784. For performance obligations which are recognized over time, based on usage, the Company elected to disclose only the contractual minimum attributed to these performance obligations, as part of the remaining performance obligation disclosure.
As of December 31, 2024, the Company expects to recognize the majority of the revenue of remaining performance obligations over the next 24 months. Such remaining performance obligations represent unsatisfied or partially unsatisfied performance obligations pursuant to ASC 606. The Company has elected the optional exemption, which allows for the exclusion of the amounts for remaining performance obligations that are part of contracts with an original expected duration of one year or less.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
m.Costs to Obtain Contracts:
The Company capitalizes certain sales commission as costs of obtaining a contract when they are incremental and if they are expected to be recovered. The Company applies judgment in estimating the amortization period by taking into consideration customer contract terms, history of renewals, expected length of customer relationship, as well as the useful life of the underlying technology and products. Amortization of sales commission expenses are amortized over the expected period of benefits and included in Selling and Marketing expenses in the accompanying consolidated statements of income. For costs that the Company would have capitalized and amortized over one year or less, the Company has elected to apply the practical expedient and expense these contract costs as incurred. Costs to obtain contracts amortization expense for the years 2024, 2023 and 2022 were $142,802, $142,699 and $135,437, respectively.

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
Severance pay expenses for 2024, 2023 and 2022 amounted to $12,002, $10,917 and $8,328, respectively.
The Company also has other liabilities for severance pay in other jurisdictions.
The Company has multiple 401(k) defined contribution plans covering certain employees in the U.S. All eligible employees may elect to contribute a portion of their eligible compensation, generally not greater than an annual contribution of $23.0 in 2024, $22.5 in 2023 and $20.5 in 2022 (for certain employees over 50 years of age the maximum annual contribution was $30.5 in 2024, $30 in 2023 and $27 in 2022) of their total annual compensation to the plan through salary deferrals, subject to IRS limits. The Company, at its discretion, matches 50% of employee contributions to the plan up to a limit of 6-8% of their eligible compensation. In the years 2024, 2023 and 2022, the Company recorded an expense for all matching contributions in the amount of $10,430; $11,599 and $9,887, respectively.
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
As further described in Note 15, the Company entered into an exchangeable note hedge transaction and warrants transaction in 2017. While the exchangeable note hedge transaction was anti-dilutive and as such was not included in the computation of diluted earnings per share, the warrants transaction had a dilutive effect, and as such, was included in the computation of the diluted earnings per share. The number of shares related to the warrants transaction was 3,457,475. During 2024 the warrants were exercised into 1,513,183 ordinary shares using the net share settlement method.
On December 31, 2021, the Company entered into the First Supplemental Indenture according to which the Company irrevocably elected cash settlement for the principal and any premium due upon conversion to apply to all conversions of the 2017 Notes issued under the 2017 Notes with an Exchange Date (as defined in the 2017 Indenture) that occurs on or after December 31, 2021. As a result, the 2017 Notes did not have a dilutive effect for the years ended December 31, 2024, 2023 and 2022.

On December 31, 2021, the Company irrevocably elected to settle the principal of the exchangeable senior notes issued in 2020 in cash. As a result, the Company uses the if converted method for calculating any potential dilutive effect on diluted net income per share, if applicable. The conversion premium will have a dilutive impact on diluted net income per share only when the average market price of an ordinary share for a given period exceeds the conversion price of $299.19 per share. As a result, 1,537,504 shares underlying the conversion option of the exchangeable senior notes issued in 2020 are not considered in the calculation of diluted net income per share in either 2022, 2023 or 2024, as the effect would be anti-dilutive.

The weighted average number of shares related to outstanding anti-dilutive options excluded from the calculations of diluted net earnings per share was 8,089, 4,096 and 18,161 for the years 2024, 2023 and 2022, respectively.
u.Accounting for stock-based compensation:
The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation - Stock Compensation" ("ASC 718"), which requires the measurement and recognition of stock base compensation expenses based on estimated fair values for all share-based payment awards made to employees and directors. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The Company elect to account for forfeitures as they occur.

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

x.Advertising expenses:
Advertising expenses are charged to expense as incurred. Advertising expenses for the years 2024, 2023 and 2022 were $58,118, $50,740 and $43,981, respectively.
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
Contingent consideration incurred in a business combination is included as part of the acquisition price and recorded at fair value as of the acquisition date. The fair value of the contingent consideration is re-measured at each reporting period, with any adjustments in fair value recognized in earnings under general and administrative expenses.
aa.Non-controlling interests:
The consolidated financial statements include the Company's accounts and the accounts of the Company's wholly- and majority-owned subsidiaries. Non-controlling interest positions of the Company's consolidated entities are reported as a separate component of consolidated equity from the equity attributable to the Company’s shareholders.
In case of an increase in ownership of a subsidiary, the carrying amount of the non-controlling interest is adjusted to reflect the controlling interest’s increased ownership interest in the subsidiary’s net assets. Any difference between the consideration paid by the Company to a non-controlling interest holder (or contributed by the Company to the net assets of the subsidiary) and the adjustment to the carrying amount of

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
the non-controlling interest in the subsidiary is recognized directly in equity and attributable to the controlling interest. In 2021, the Company acquired an additional 20% in the 2020 Subsidiary (the "2020 Subsidiary") for a total consideration of approximately $14,000. See Note 19 for additional information.
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
The following tables show the components of accumulated other comprehensive income, net of taxes, as of December 31, 2024, 2023 and 2022:

	Year ended December 31, 2024
	Unrealized gains (losses) on marketable securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total
Beginning balance	$(4,086)	$933	$(55,957)	$(59,110)
Other comprehensive income (loss) before reclassifications	919	(3,621)	(13,355)	(16,057)
Amounts reclassified from accumulated other comprehensive income (loss)	(423)	4,520	—	4,097
Net current-period other comprehensive income (loss)	496	899	(13,355)	(11,960)
Ending balance	$(3,590)	$1,832	$(69,312)	$(71,070)

	Year ended December 31, 2023
	Unrealized gains (losses) on marketable securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total
Beginning balance	$(34,386)	$(7,102)	$(69,767)	$(111,255)
Other comprehensive income (loss) before reclassifications	18,029	(5,300)	13,810	26,539
Amounts reclassified from accumulated other comprehensive income	12,271	13,335	—	25,606
Net current-period other comprehensive income	30,300	8,035	13,810	52,145
Ending balance	$(4,086)	$933	$(55,957)	$(59,110)

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Year ended December 31, 2022
	Unrealized gains (losses) on marketable securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total
Beginning balance	$(1,486)	$3,932	$(42,185)	$(39,739)
Other comprehensive loss before reclassifications	(33,319)	(18,223)	(27,582)	(79,124)
Amounts reclassified from accumulated other comprehensive income	419	7,189	—	7,608
Net current-period other comprehensive loss	(32,900)	(11,034)	(27,582)	(71,516)
Ending balance	$(34,386)	$(7,102)	$(69,767)	$(111,255)

ac.Recently adopted accounting Pronouncements:
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This standard updates reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance on an interim and annual basis. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 during the year ended December 31, 2024, on a retrospective basis which resulted in updated segment disclosures. See Note 16 for further details.

ad.Recently issued accounting Pronouncements, not yet adopted:

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
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Topic 220): Disaggregation of Income Statement Expenses, which requires disaggregated disclosure in the notes to the financial statements, of prescribed categories of expenses within relevant income statement captions. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the effect of adopting the ASU on its disclosures.
NOTE 3:-    SHORT-TERM INVESTMENTS
Short-term investments include marketable securities in the amount of $919,316 and $873,976 as of December 31, 2024 and 2023, respectively and short-term bank deposits in the amounts of $220,680 and $22,068 as of December 31, 2024 and 2023, respectively.

The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of available-for-sale marketable securities as of December 31, 2024 and 2023:

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Estimated fair value (Level 2 within the fair value hierarchy)
	December 31,		December 31,		December 31,		December 31,
	2024	2023	2024	2023	2024	2023	2024	2023
Corporate debentures	$822,156	$835,856	$779	$1,299	$(4,552)	$(16,582)	$818,383	$820,573
U.S. Treasuries	92,902	51,207	50	93	(51)	(741)	92,900	50,559
U.S. Government Agencies	8,060	2,841	4	3	(32)	—	8,033	2,844
	$923,118	$889,904	$833	$1,395	$(4,635)	$(17,323)	$919,316	$873,976
The scheduled maturities of available-for-sale marketable securities as of December 31, 2024 are as follows:

	Amortized cost	Estimated fair value
Due within one year	$207,335	$206,850
Due after one year through five years	715,783	712,466
	$923,118	$919,316
Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values as of December 31, 2024 and 2023 are as indicated in the following tables:

	December 31, 2024
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debentures	$370,114	$(3,123)	$167,185	$(1,429)	$537,299	$(4,552)
U.S. Treasuries	$5,949	$(22)	$10,068	$(29)	$16,017	$(51)
U.S. Government Agencies	$5,075	$(32)	$—	$—	$5,075	$(32)
	$381,138	$(3,177)	$177,253	$(1,458)	$558,391	$(4,635)

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

	December 31, 2023
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debentures	$103,904	$(993)	$541,497	$(15,589)	$645,401	$(16,582)
U.S. Treasuries	12,369	(127)	29,249	(614)	41,618	(741)
	$116,273	$(1,120)	$570,746	$(16,203)	$687,019	$(17,323)

NOTE 4:-    PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2024	2023
Government authorities	$111,580	$90,455
Interest receivable	4,206	1,124
Prepaid expenses	105,910	90,017
Other	17,384	16,371
	$239,080	$197,967

NOTE 5:-    PREPAID EXPENSES AND OTHER LONG-TERM ASSETS

	December 31,
	2024	2023
Deferred commission costs	$118,531	$129,687
Severance pay fund	11,972	11,808
Prepaid expenses	78,751	74,421
Other	3,258	3,416
	$212,512	$219,332

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 6:-    PROPERTY AND EQUIPMENT, NET

	December 31,
	2024	2023
Cost:
Computers and peripheral equipment	$67,260	$249,677
Internal use software	301,632	309,383
Office furniture and equipment	3,663	3,148
Leasehold improvements	28,616	41,897
	401,171	604,105
Accumulated depreciation:
Computers and peripheral equipment	19,017	204,631
Internal use software	175,660	194,262
Office furniture and equipment	758	78
Leasehold improvements	20,444	30,720
	215,879	429,691
Depreciated cost	$185,292	$174,414

Depreciation expense totaled $89,151, $74,907 and $71,460 for the years ended December 31, 2024, 2023 and 2022, respectively.
The Company recorded a reduction of $325,346 and $34,692 to the cost and accumulated depreciation of fully depreciated equipment, internal use software and leasehold improvements no longer in use for the years ended December 31, 2024 and 2023, respectively.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 7:-    OTHER INTANGIBLE ASSETS, NET
a.Finite-lived other intangible assets:

	December 31,
	2024	2023
Original amounts:
Core technology	$843,415	$821,835
Customer relationships and backlog	351,185	334,881
Trademarks	50,780	50,072
	1,245,380	1,206,788
Accumulated amortization:
Core technology	672,849	581,930
Customer relationships and backlog	296,864	281,032
Trademarks	44,321	38,325
	1,014,034	901,287
Other intangible assets, net	$231,346	$305,501

b.Amortization expense amounted to $115,869, $92,445 and $105,086 for the years ended December 31, 2024, 2023 and 2022, respectively.
c.Estimated intangible asset amortization expense:

For the year ended December 31,
2025	$77,261
2026	68,164
2027	46,377
2028	37,971
2029	1,573
Thereafter	—
$231,346

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 8:-    GOODWILL
Following the Company's acquisitions in 2024 and 2023, as described in Note 1b, the changes in the carrying amount of goodwill allocated to reportable segments for the years ended December 31, 2024 and 2023 are as follows:

	Year ended December 31, 2024
	Customer Engagement	Financial Crime and Compliance	Total
As of January 1, 2024	$1,471,606	$350,363	$1,821,969
Acquisitions (*)	30,833	—	30,833
Functional currency translation adjustments	(2,829)	(305)	(3,134)
As of December 31, 2024	$1,499,610	$350,058	$1,849,668
(*)Including adjustment of $3,743 resulting from the finalization of purchase price allocations with respect to 2023.

	Year ended December 31, 2023
	Customer Engagement	Financial Crime and Compliance	Total
As of January 1, 2023	$1,269,610	$347,508	$1,617,118
Acquisitions	194,990	1,885	196,875
Functional currency translation adjustments	7,006	970	7,976
As of December 31, 2023	$1,471,606	$350,363	$1,821,969

NOTE 9:-    ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2024	2023
Payroll and related expenses	$196,940	$200,820
Accrued expenses	157,857	162,953
Government authorities	235,469	162,306
Other	2,843	2,581
	$593,109	$528,660

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
The Company entered into option and forward contracts to hedge a portion of anticipated New Israeli Shekel ("NIS"), Indian Rupee ("INR"), Philippine peso ("PHP") and Colombian Peso ("COP") payroll and benefit payments. These derivative instruments are designated as cash flow hedges, as defined by ASC 815 and accordingly are measured at fair value. These transactions are effective and, as a result, gain or loss on the derivative instruments are reported as a component of accumulated other comprehensive income (loss) and reclassified as payroll expenses, facility expenses or finance expenses, respectively, at the time that the hedged income/expense is recorded.

	Notional amount		Fair value (Level 2 within the fair value hierarchy)
	December 31,		December 31,
	2024	2023	2024	2023
Forward contracts
expenses NIS	122,401	107,940	4,047	253
expenses INR	68,504	62,023	(1,329)	147
expenses PHP	12,697	11,577	(341)	302
expenses COP	7,526	—	(428)	—
	$211,128	$181,540	$1,949	$702

The Company currently hedges its exposure to the variability in future cash flows, generally for a maximum period of one year. As of December 31, 2024, the Company expects to reclassify all of its unrealized gains and losses from accumulated other comprehensive income to earnings during the next twelve months.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:- DERIVATIVE INSTRUMENTS (Cont.)
The fair value of the Company's outstanding derivative instruments at December 31, 2024 and 2023 is summarized below:

		Fair value of derivative instruments
		December 31,
	Balance sheet line item	2024	2023
Derivative assets:
Foreign exchange forward contracts	Prepaid expenses and other current assets	$4,047	$702
Derivative liabilities:
Foreign exchange forward contracts	Accrued expenses and other liabilities	$(2,098)	$—
The effect of derivative instruments in cash flow hedging relationship on income and other comprehensive income for the years ended December 31, 2024, 2023 and 2022 is summarized below:

	Amount of gain (loss) recognized in other comprehensive income on derivative, net of tax (effective portion)
	Year Ended December 31,
	2024	2023	2022
Derivatives in foreign exchange cash flow hedging relationships:
Forward contracts	$(3,621)	$(5,300)	$(18,223)
	$(3,621)	$(5,300)	$(18,223)
Derivatives in foreign exchange cash flow hedging relationships for the years ended December 31, 2024, 2023 and 2022 is summarized below:

		Amount of gain (loss) reclassified from other comprehensive income into income (expenses), net of tax (effective portion)
		Year Ended December 31,
	Statements of income line item	2024	2023	2022
Forward contracts to hedge payroll and facility expenses	Cost of revenues, operating expenses and financial expenses	4,520	13,335	7,189
		$4,520	$13,335	$7,189

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 11:-    LEASES
The Company has entered into various non-cancelable operating lease agreements for certain office spaces and motor vehicles. The leases have original lease periods expiring between 2025 and 2037. The Company does not assume renewals in its determination of the lease term unless the renewals are considered as reasonably assured.
The operating lease cost for the year ended December 31, 2024 was $22,664.
Supplemental cash flow information related to leases was as follows:

Year ended December 31, 2024
Cash payments related to operating lease	$17,970
New right-of-use assets obtained in exchange for operating lease obligations	5,418
Maturities of lease liabilities were as follows:

Operating Leases
2025	$16,523
2026	16,687
2027	15,554
2028	14,127
2029	12,822
Thereafter	54,322
Total lease payments	130,035

Less imputed interest	(25,223)

Total	$104,812
Supplemental balance sheet information related to leases was as follows:

Year ended December 31, 2024
Current maturities of operating leases	12,554
Long-term operating leases	92,258
Total operating lease liabilities	$104,812

Weighted-average remaining operating lease term	9.15
Weighted-average discount rate of operating leases	5.17%

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 12:-    COMMITMENTS AND CONTINGENT LIABILITIES
a.Commitments:
The Company is also obligated under certain agreements with its suppliers to purchase licenses and hosting services. These non-cancelable obligations as of December 31, 2024 are $458,239.
b.Legal proceedings:
From time to time the Company or its subsidiaries may be involved in legal proceedings and/or litigation arising in the ordinary course of business. While the outcome of these matters cannot be predicted with certainty, the Company does not believe it will have a material effect on its consolidated financial position, results of operations, or cash flows.
c.Bank Guarantees:
The Company obtained bank guarantees as of December 31, 2024 of $2,324, primarily in connection with office lease agreements.

NOTE 13:-    TAXES ON INCOME
a.Israeli taxation:
1.Corporate tax:
Commencing 2012, NICE Ltd. and its Israeli subsidiary elected the Preferred Enterprise regime to apply under the Law for the Encouragement of Capital Investments (the "Investment Law"). The election is irrevocable.
In December 2016, the Israeli Knesset passed a number of changes to the Investments Law regimes. These changes came into law in May 2017, effective beginning January 1, 2017, upon the passing into law of Regulations promulgated by the Finance Ministry to implement the "Nexus Principles" based on OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project. Such Regulations provide rules for implementation of the Special Preferred Technology Enterprise tax regime.
The Company believes it qualifies as a Special Preferred Technology Enterprise and accordingly is eligible for a tax rate of 6% on its Special qualifying Preferred Technology income, as defined in such regulations, beginning from tax year 2017 and onwards. The Company expects that it will continue to qualify as a Special Preferred Technology Enterprise in subsequent tax years.
Income not eligible for Preferred Enterprise or Preferred Technology Enterprise or Special Preferred Technology Enterprise benefits is taxed at the regular corporate tax rate, which was 23% in 2024, 2023 and 2022".
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)
3.Tax benefits under the Israeli Law for the Encouragement of Industry (Taxation), 1969:
NICE Ltd. and its Israeli subsidiary believe they each currently qualify as an "Industrial Company" as defined by the Investment Law and, as such, are entitled to certain tax benefits including deduction of public offering expenses in three equal annual installments and amortization of cost of purchased know-how and patents for tax purposes over eight years.
b.Income taxes on non-Israeli subsidiaries:
Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence. The Company's consolidated tax rate depends on the geographical mix of where its profits are earned. In 2024, the Company's U.S. subsidiaries are subject to combined federal and state income taxes of approximately 25.7% and its subsidiaries in the U.K. and India are subject to corporation tax at a rate of approximately 25% and 34.9%, respectively. Neither Israeli income taxes, foreign withholding taxes nor deferred income taxes were provided in relation to undistributed earnings of the Company's foreign subsidiaries. This is because the Company has the intent and ability to reinvest these earnings indefinitely in the foreign subsidiaries and therefore those earnings are continually redeployed in those jurisdictions. As of December 31, 2024, the amount of undistributed earnings of non-Israeli subsidiaries, which is considered indefinitely reinvested, was $1,925 with a corresponding unrecognized deferred tax liability of $252. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes, subject to an adjustment for foreign tax credits, and foreign withholding taxes.

c.Net operating loss carryforward:
As of December 31, 2024, the Company and certain of its subsidiaries had tax loss carry-forwards totaling in aggregate approximately $153,170, which can be carried forward and offset against taxable income. Approximately $80,300 of these carry-forward tax losses have no expiration date, with the balance expiring between the years 2025 and 2041.
Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

d.Deferred tax assets and liabilities:
Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows :

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)

	December 31,
	2024	2023
Deferred tax assets:
Net operating losses carryforward and tax credits	$50,090	$96,079
Intra-entity transfer of certain intangible assets (*)	9,256	14,563
Operating leases liabilities	21,124	18,820
Share based payments	39,784	37,110
Research and development costs	154,024	112,311
Reserves, allowances and other	51,788	55,124
Deferred tax assets before valuation allowance	326,066	334,007
Valuation allowance	(11,401)	(19,818)
Deferred tax assets	314,665	314,189

Deferred tax liabilities:
Acquired intangibles	(1,638)	(75,396)
Operating lease right-of-use assets	(17,381)	(15,813)
Internal use software and other fixed assets	(45,070)	(18,650)
Prepaid compensation expenses	(28,160)	(33,936)
Other	(5,149)	(19)
Deferred tax liabilities	(97,398)	(143,814)

Deferred tax assets, net	$217,267	$170,375

(*) During the years ended December 31, 2024 and 2023, the Company completed intra-entity transfers of certain intangible assets to a different tax jurisdiction. As a result of the transfers, the Company utilized net operating losses carried forward, incurred a tax expense on capital gain.

	December 31,
	2024	2023
Deferred tax assets	$219,232	$178,971
Deferred tax liabilities	(1,965)	(8,596)
Deferred tax assets, net	$217,267	$170,375
The Company has provided valuation allowances in respect of certain deferred tax assets resulting from tax loss carry forwards and other reserves and allowances due to uncertainty concerning their realization.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)
e.A reconciliation of the Company's effective tax rate to the statutory tax rate in Israel is as follows:

	Year Ended December 31,
	2024	2023	2022
Income before taxes on income, as reported in the consolidated statements of income	$604,826	$457,700	$345,332
Statutory tax rate in Israel	23.0%	23.0%	23.0%
Preferred Enterprise / Preferred Technology Enterprise benefits/Special Preferred Technology Enterprise (*)	(13.3)%	(6.8)%	(3.3)%
Changes in valuation allowance	(1.4)%	1.6%	0.5%
Earnings taxed under foreign law	6.7%	(0.9)%	0.7%
Tax settlements and prior years adjustments	11.9%	4.4%	0.4%
Other	(0.1)%	4.7%	1.7%
Effective tax rate	26.8%	26.1%	23.0%
(*) The effect of the benefit resulting from the "Preferred Enterprise/Preferred Technology Enterprise benefits/Special Preferred Technology Enterprise (for 2024)" status on net earnings per ordinary share is as follows:

	Year Ended December 31,
	2024	2023	2022
Basic	$1.27	$0.49	$0.18
Diluted	$1.23	$0.47	$0.19
f.Income before taxes on income is comprised as follows:

	Year Ended December 31,
	2024	2023	2022
Domestic	$178,691	$195,203	$102,500
Foreign	426,135	262,497	242,832
	$604,826	$457,700	$345,332

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)
g.Taxes on income (tax benefit) are comprised as follows:

	Year Ended December 31,
	2024	2023	2022
Current	$202,178	$182,789	$132,129
Deferred	(39,940)	(63,390)	(52,742)

	162,238	119,399	79,387

Domestic	58,711	51,334	28,853
Foreign	103,527	68,065	50,534

	$162,238	$119,399	$79,387
Of which:

	Year Ended December 31,
	2024	2023	2022
Domestic taxes:
Current	$44,659	$50,414	$29,576
Deferred	14,052	920	(723)

	58,711	51,334	28,853
Foreign taxes:
Current	157,519	132,375	102,553
Deferred	(53,992)	(64,310)	(52,019)

	103,527	68,065	50,534

Taxes on income	$162,238	$119,399	$79,387

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)
h.Uncertain tax positions:
A reconciliation of the beginning and ending balances of the total amounts of uncertain tax position is as follows:

	December 31,
	2024	2023
Uncertain tax positions, beginning of year	$90,124	$80,005
Increases (decrease) in tax positions for prior years	(4,345)	1,262
Increases in tax positions for current year	9,743	11,712
Expiry of the statute of limitations	(2,671)	(2,855)

Uncertain tax positions, end of year	$92,851	$90,124

The Company accrued $62,487 and $38,347 due to interest and penalties related to uncertain tax positions as of December 31, 2024 and 2023, respectively.

NICE Ltd. and its foreign affiliates in Hungary and in the United Kingdom (“Foreign Affiliates”) are undergoing routine Israeli income tax audits for the tax years 2011 through 2021. On December 30, 2020, February 28, 2022 and on February 20, 2023 NICE Ltd. received a final assessments by way of Tax Decrees (“Tax Decrees”) from the Israel Tax Authority (“ITA”) with respect to its fiscal years 2014 through 2016 for an aggregate amount of tax of approximately NIS 166,369 (equivalent to approximately $45,618). On March 22, 2023, August 20, 2023, and on December 7, 2023 NICE Ltd.’s Foreign Affiliates received Tax Decrees from the ITA with respect to its fiscal years 2011 through 2015, for an aggregate amount of tax of approximately NIS 537,562 (equivalent to approximately $119,979). On December 28, 2022, NICE Ltd. received an assessment from the ITA with respect to its fiscal years 2017 (“Assessment”), for an aggregate amount of tax of approximately NIS 56,971 (equivalent to approximately $15,621) On December 6, 2023, NICE Ltd. received an assessment from the ITA with respect to its fiscal years 2018 through 2021, for an aggregate amount of tax of approximately NIS 50,834 (equivalent to approximately $13,938). Nice Ltd. and its affiliates have filed number of appeals and objections in relation to the different assessments and decrees mentioned above with the district court of Tel Aviv. In addition, the ITA, NICE Ltd and NICE Ltd.’s Foreign Affiliates are in discussions in an effort to resolve these matters in a mutually agreeable manner. We believe our recorded unrecognized tax benefits are sufficient to cover the resolution of the ITA’s Tax Decrees and the Assessments.
As of December 31, 2024, U.S. federal income tax returns filed by the Company's U.S. subsidiaries for the tax years prior to 2021 are no longer subject to general audit. To the extent the Company or its subsidiaries generated net operating losses or tax credits in closed tax years, future use of the net operating loss or tax credit carry forward balance would be subject to examination within the relevant statute of limitations for the year in which it was utilized. The Company and its subsidiaries are still subject to other income tax audits for the tax years of 2012 through 2023.

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
During 2024, the Company granted 1,176,229 options and restricted share units under the 2016 Plan (which constituted 1.86% of the Company issued and outstanding share capital as of December 31, 2024).

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
The fair value of the Company's stock options granted to employees and directors for the years ended December 31, 2024, 2023 and 2022 was estimated using the following assumptions:

	2024	2023	2022
Expected volatility	33.33%-36.70%	33.35%-35.67%	29.45%-34.11%
Risk free interest rate	3.49%-4.57%	3.60%-4.68%	1.78%-4.15%
Expected dividend	—	—	—
Expected term (in years)	2.5 - 3.5	3.5	3.5
A summary of the Company's stock options activity and related information for the year ended December 31, 2024, is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at January 1, 2024	1,253,794	24.08	4.25	221,610
Granted	340,451	13.48
Exercised	(272,978)	10.55
Cancelled	(953)	23.05
Forfeited	(72,155)	0.29

Outstanding at December 31, 2024	1,248,159	25.53	4.08	184,832

Exercisable at December 31, 2024	491,206	57.58	2.74	59,781
The weighted-average grant-date fair value of options granted during the years 2024, 2023 and 2022 was $169.94, $171.43 and $198.41, respectively.
The total intrinsic value of options exercised, and restricted shares vested during the years 2024, 2023 and 2022 was $191,389, $138,202 and $178,693, respectively.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:- SHAREHOLDERS' EQUITY (Cont.)
The options outstanding under the Company's stock option plans as of December 31, 2024, have been separated into ranges of exercise price as follows:

Ranges of exercise price	Options outstanding as of December 31, 2024	Weighted average remaining contractual term	Weighted Average Exercise Price	Options Exercisable as of December 31, 2024	Weighted average exercise price of options exercisable
		(Years)	$		$
$0.00 - 0.32	1,083,295	4.26	0.28	346,395	0.29
$6.72	152	0.78	6.72	152	6.72
$20.44 - 24.99	1,928	2.92	21.37	1,928	21.37
$40.63 - 54.51	1,116	3.78	51.79	1,116	51.79
$151.63 - 197.42	86,235	3.05	171.01	66,182	171.78
$206.52 - 232.2	75,433	2.72	221.55	75,433	221.55

	1,248,159	4.08	25.53	491,206	57.58
A summary of the Company's RSU and the Company's RSA activities and related information for the year ended December 31, 2024, is as follows:

Number of RSU and RSA (*)
Outstanding at January 1, 2024	1,703,149
Granted	835,778
Vested	(673,001)
Forfeited	(78,104)

Outstanding at December 31, 2024	1,787,822
(*) NIS 1.0 par value, which represents approximately $0.27.
The weighted-average grant-date fair value of restricted shares granted during the year 2024 was $185.83.
As of December 31, 2024, the total compensation cost related to non-vested awards not yet recognized was approximately $241,817, which is expected to be recognized over a period of up to four years.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:- SHAREHOLDERS' EQUITY (Cont.)
The total equity-based compensation expense related to all of the Company's equity-based awards recognized for the years ended December 31, 2024, 2023 and 2022 was comprised as follows:

	Year ended December 31,
	2024	2023	2022
Cost of revenues	$17,418	$18,904	$18,535
Research and development, net	33,526	38,047	39,747
Selling and marketing	57,230	48,022	57,114
General and administrative	78,927	78,329	73,492

Total stock-based compensation expenses	$187,101	$183,302	$188,888
c.Treasury shares:
On February 12, 2020, the Company's Board of Directors authorized a program to repurchase up to $200,000 of the Company issued and outstanding ordinary shares and ADRs, which commenced following completion of the repurchase program that was authorized by the Company's Board of Directors in 2017. On November 9, 2022, the Company's Board of Directors authorized an additional program to repurchase up to $250,000 of the Company issued and outstanding ordinary shares and ADRs, which commenced following completion of the program that was authorized in 2020. On November 15, 2023, the Company's Board of Directors authorized an additional program to repurchase up to $300,000 of the Company issued and outstanding ordinary shares and ADRs, which commenced following completion of the repurchase program that was authorized by the Company's Board of Directors in 2022. On June 7, 2024 the Company's Board of Directors authorized the acceleration of the $300,000 share repurchase plan. On that day, the Company's Board also authorized an additional program to repurchase up to $500,000 of the Company issued and outstanding ordinary shares and ADRs. The Company fully executed the $300,000 share repurchase program by December 31, 2024.
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
As of December 31, 2023, the Share Price Condition for the 2017 Notes was triggered and, accordingly, the net carrying amount of these 2017 Notes was presented in current liabilities.
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
The Company received notices for conversion of $2,626 and $87,427 of principal amount of the 2017 Notes in 2023 and 2024, respectively, for which $2,628 and $87,435 were settled in 2023 and 2024, respectively. The Company paid the note holders the conversion value of the notes in cash. The cash conversion premium payment upon conversion of the 2017 Notes was offset by cash under the convertible bond hedge transaction (a derivative) entered into in connection with the offering of the 2017 Notes. As a result of the conversions, the Company recorded in 2023 $53 loss on extinguishment of debt.

In January 2024, the Company settled the entire 2017 Notes in cash, reflecting both the principal amount in the sum of $87,435 and the conversion option in the sum of $104,673. As such, the Company settled the associated debt hedge asset in the total amount of $104,673, using the resulting proceeds to repay the outstanding debt.

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
The following table summarizes some key facts and terms regarding the outstanding Notes as of December 31, 2024:

Due 2025
Issuance date	August 27, 2020
Maturity date	September 15, 2025
Effective conversion date	June 15, 2025
Principal amount	$460,000
Cash coupon rate (per annum)	—%
Conversion rate effective (per $1000 principal amount)	3.34
Effective conversion price (per ADS)	$299.19
The carrying values of the liability of the Notes are reflected in the Company's accompanying consolidated balance sheets as follows:

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:- DEBT (Cont.)

	2020 Notes		2017 Notes
	December 31,		December 31,
	2024	2023	2024	2023
Principal	$460,000	$460,000	$—	$87,432
Conversion option (Level 2)			—	$121,922
Less:
Debt issuance costs, net of amortization	(1,209)	(2,919)	—	(14)
Unamortized discount	—	—	—	(111)

Net liability carrying amount	$458,791	$457,081	$—	$209,229
As of December 31, 2024, the estimated fair value of 2020 Notes which the Company has classified as Level 2 financial instruments is $442,157 ($437,368 as of December 31, 2023).
The estimated fair value was determined based on the quoted bid price of the exchangeable senior notes in an over-the-counter market on the last trading day of the reporting period.
Interest expense related to the Notes is reflected on the accompanying consolidated statements of income as follows:

	2020 Notes			2017 Notes
	Year Ended December 31,			Year Ended December 31,
	2024	2023	2022	2024	2023	2022
Amortization of debt issuance costs	$1,710	$1,699	$1,693	$14	$316	$303
Non-cash amortization of debt discount	—	—	—	110	2,600	2,587
Interest expense	—	—	—	46	1,101	1,127
Loss in respect of convertible loan extinguishment	—	—	—	—	53	1,206
Total interest expense recognized	$1,710	$1,699	$1,693	$170	$4,070	$5,223
Effective interest rate	0.37%	0.37%	0.37%	4.65%	4.65%	4.65%
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
Concurrently with the Company's entry into the exchangeable note hedge transactions, the Company has entered into warrant transactions with the Option Counterparties relating to the same number of ADSs (3,457,475), with a strike price of $101.82 per ADS, subject to customary anti‑dilution adjustments. The warrants were classified to equity in accordance with U.S. GAAP
During 2024, the warrants were exercised into 1,513,183 ordinary shares.

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

The Company reports its financial results for our two reportable segments: Customer Engagement and Financial Crime and Compliance.

The Customer Engagement segment includes CXone Mpower platform that empowers organizations to automate service at scale, augment the workforce with AI-powered solutions, and unify enterprise knowledge, data and AI models to drive faster resolutions and superior customer experiences.
The Financial Crime and Compliance Segment includes embedded-AI solutions that identify risks and help prevent money laundering and fraud, as well as help ensure financial markets compliance in real-time.

The Company's chief executive officer is its chief operating decision maker (CODM), who allocates resources to and assesses the performance of each operating segment using information about the operating segment's revenue and operating income.

In the 2024 annual reporting, the Company adopted ASU 2023-07 retrospectively.

The following table sets forth segment information of revenue, expenses, and operating income:

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 16:- REPORTABLE SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

	Year ended December 31, 2024
	Customer Engagement	Financial Crime and Compliance	Not allocated	Total
Revenues	$2,281,781	$453,491	$—	2,735,272

Cost of Cloud (1)	620,919	74,125
Cost of Services (1)	124,250	58,127
Cost of Product (1)	17,926	3,124
Other segment items (1,2)	944,352	159,819

Operating income	$574,334	$158,296	$(186,676)	$545,954

Financial income and other, net				58,872

Income before taxes on income				$604,826
(1) Includes depreciation and amortization expense. Depreciation and amortization expense totaled $174,659 and $20,985 in respect of the Customer Engagement and Financial Crime and Compliance segments, respectively.
(2) Other segment items represent mainly cost of wages, maintenance expense, professional services expense, marketing expense, depreciation and amortization expense, and other expenses.

	Year ended December 31, 2023
	Customer Engagement	Financial Crime and Compliance	Not allocated	Total
Revenues	$1,974,090	$403,418	$—	$2,377,508

Cost of Cloud (1)	496,516	58,618
Cost of Services (1)	132,069	56,190
Cost of Product (1)	17,804	3,259
Other segment items (1,2)	870,908	156,328

Operating income	$456,793	$129,023	$(150,589)	$435,227

Financial income and other, net				22,473

Income before taxes on income				$457,700

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 16:- REPORTABLE SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)
(1) Includes depreciation and amortization expense. Depreciation and amortization expense totaled $143,585 and $15,757 in respect of the Customer Engagement and Financial Crime and Compliance segments, respectively.
(2) Other segment items represent mainly cost of wages, maintenance expense, professional services expense, marketing expense, depreciation and amortization expense, and other expenses.

	Year ended December 31, 2022
	Customer Engagement	Financial Crime and Compliance	Not allocated	Total
Revenues	$1,768,804	$412,490	$—	$2,181,294

Cost of Cloud (1)	427,664	44,636
Cost of Services (1)	127,951	54,789
Cost of Product (1)	18,422	4,410
Other segment items (1,2)	850,875	149,357

Operating income	$343,892	$159,298	$(168,017)	$335,173

Financial income and other, net				10,159

Income before taxes on income				$345,332
(1) Includes depreciation and amortization expense. Depreciation and amortization expense totaled $151,913 and $12,972 in respect of the Customer Engagement and Financial Crime and Compliance segments, respectively.
(2) Other segment items represent mainly cost of wages, maintenance expense, professional services expense, marketing expense, depreciation and amortization expense, and other expenses.

The following table presents property and equipment as of December 31, 2024 and 2023, based on operational segments:

	December 31,
	2024	2023
Customer Engagement	$147,869	$132,824
Financial Crime and Compliance	35,624	39,943
Non-allocated	1,799	1,647

	185,292	$174,414

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 16:- REPORTABLE SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

b.Geographical information:
Total revenues from external customers on the basis of the Company's geographical areas are as follows:

	Year Ended December 31,
	2024	2023	2022
Americas, principally the US	$2,321,524	$1,986,634	$1,802,192
EMEA (*)	275,009	244,523	245,198
Israel	3,053	3,508	4,484
Asia Pacific	135,686	142,843	129,420

	$2,735,272	$2,377,508	$2,181,294
The following presents property and equipment and operating lease right-of-use assets as of December 31, 2024 and 2023, based on geographical areas:

	December 31,
	2024	2023
Americas, principally the US	$132,115	$128,065
EMEA (*)	12,509	10,145
Israel	118,786	122,940
Asia Pacific	14,965	17,829

	$278,375	$278,979
(*) Includes Europe, the Middle East (excluding Israel) and Africa.

NOTE 17:-    SELECTED STATEMENTS OF INCOME DATA
a.Research and development, net:

	Year Ended December 31,
	2024	2023	2022
Total costs	$432,355	$386,745	$364,654
Less - grants and participations	(1,961)	(2,441)	(2,414)
Less - capitalization of software development costs	(69,787)	(61,596)	(56,167)

	$360,607	$322,708	$306,073

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 17:- SELECTED STATEMENTS OF INCOME DATA (Cont.)

b.Financial expenses and other, net:

	Year Ended December 31,
	2024	2023	2022
Financial income:
Interest and amortization/accretion of premium/discount on marketable securities, net	$40,482	$13,813	$13,659
Interest income	24,501	20,260	4,720

	64,983	34,073	18,379
Financial expenses:
Interest expense	(46)	(1,101)	(1,127)
Loss in respect of debt extinguishment	—	(53)	(1,206)
Debt issuance costs amortization	(1,724)	(2,015)	(1,996)
Exchangeable senior notes amortization of discount	(110)	(2,600)	(2,587)
Exchange rates differences	(466)	(3,297)	(301)
Other	(3,390)	(2,412)	(2,774)

	(5,736)	(11,478)	(9,991)

Other (expenses) Income, net	(375)	(122)	1,771

	$58,872	$22,473	$10,159

c.Net earnings per share:
The following table sets forth the computation of basic and diluted net earnings per share:
1.Numerator:

	Year Ended December 31,
	2024	2023	2022
Net income to ordinary shareholders	$442,588	$338,301	$265,945

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 17:- SELECTED STATEMENTS OF INCOME DATA (Cont.)

2.Denominator (in thousands):

	Year Ended December 31,
	2024	2023	2022
Denominator for basic net earnings per share:
Weighted average number of shares (thousand)	63,483	63,590	63,790
Effect of dilutive securities:
Add - employee stock options and RSU	1,172	995	894
Warrants issued in the exchangeable notes transaction	851	1,680	1,781

Denominator for diluted net earnings per share - adjusted weighted average shares (thousand)	$65,506	66,265	66,465

NOTE 18:-    RELATED PARTY BALANCES AND TRANSACTIONS
As of December 31, 2024 and 2023, the 2020 Subsidiary's CEO holds 12.04% of the 2020 Subsidiary, which reflects $5,406 and $5,385 of the non-controlling amount on the balance sheet as of December 31, 2024 and 2023, respectively.

NOTE 19:-    SUBSEQUENT EVENTS
On January 16, 2025, the Company acquired an additional 29.9% in the 2020 Subsidiary for a total consideration of $36,466. Upon consummation of the acquisition, the 2020 Subsidiary became a wholly-owned subsidiary of the Company.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NICE LTD.

	By:	/s/ Scott Russell
Scott Russell
Chief Executive Officer
Date: March 19, 2025