Form 20-F
period 2025-12-31
NICE Ltd.
filed 2026-02-26
CIK 1003935

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
Alon Levy
Vice President, General Counsel and Corporate Secretary
Tel: +972-9-7753777
E-mail: Alon.Levy@nice.com
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
None

(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 60,427,562 Ordinary Shares, par value NIS 1.00 per share (which excludes 14,347,265 treasury shares).
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
☒ Yes    ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

☐ Yes     ☒ No

i

PRELIMINARY NOTE
This annual report contains historical information and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to NICE Ltd.’s business, financial condition and results of operations. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “strategy,” “continue,” “goal,” “target” and similar expressions, as they relate to NICE Ltd. or its management, are intended to identify forward-looking statements. Such statements reflect the current beliefs, expectations and assumptions of NICE Ltd. with respect to future events and are subject to various risks and uncertainties. The forward-looking statements relate to, among other things: operating results; anticipated cash flows; gross margins; adequacy of our resources to fund operations; our ability to maintain our average selling prices despite the aggressive marketing and pricing strategies of our competitors; our ability to maintain and develop profitable relationships with our key distribution channels; the financial strength of our key distribution channels; and the market’s acceptance of our technologies, products and solutions.

In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. Many factors could cause the actual results, performance or achievements of NICE Ltd. to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.

The below is a summary of the risk factors which are more fully described in Item 3, “Key Information – Risk Factors” of this Annual Report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results may vary materially from those described in our forward-looking statements included herein. All forward-looking statements are made only as of the date hereof. NICE Ltd. does not intend or assume any obligation to update these forward-looking statements. Investors should bear this in mind as they consider forward-looking statements and whether to invest or remain invested in NICE Ltd.’s securities.

Risks Relating to Our Business, Competition and Markets

•The markets in which we operate are highly competitive and we may be unable to compete successfully.
•Our inability to respond to or address the outcome of rapid technological changes and frequent new products, services and business models introductions in the markets in which we operate may have a material adverse effect on our results of operations and competitive position.
•We may not be able to maintain and further expand the growth or profitability of our cloud-based SaaS business.
•We may not be able to compensate for loss of on-premises business with the continued shift to cloud-based offerings.
•We may not be able to successfully execute our growth strategy.
•Customers’ move to communication channels other than voice channel could materially and adversely affect the success of our voice solutions.
•Our business could be materially adversely affected as a result of the risks associated with acquisitions and investments. In particular, we may not succeed in making additional acquisitions or be effective in integrating such acquisitions.
•If we are unable to develop or maintain our relationships with existing and new distributors and strategic partners, our business and financial results could be materially adversely affected.

Risks Relating to Our Offerings and Operations

•Some of our enhanced services are dependent on leased network connectivity lines, and a significant disruption or change in these services could adversely affect our business.
•We rely on multiple internet service providers to provide our customers and their clients with connectivity to our cloud contact center software. A failure by these service providers to provide reliable services could cause us to lose customers and subject us to claims for credits or damages.
•We rely on third-party network service providers to originate and terminate public switched telephone network calls, and significant failures in these networks could harm our operations.
•We rely on software, components and technology infrastructure provided by third parties. If we lose the right to use that software or infrastructure, we will have to spend additional capital to redesign our existing software to adhere to new third-party providers or develop new software.
•Undetected errors or malfunctions in our products or services could impact demand for our products and services, and we could face potential product liability claims directly impairing our financial results.
•We provide certain service level commitments to our customers, which could cause us to provide credits for future services if the stated service levels are not met for a given period and could adversely impact our revenue.
ii

•Challenges in designing or implementing our new ERP system could negatively impact our business and operations.

Risks Relating to Information and Product Security and Intellectual Property

•Our IT Systems and those of our third-party providers, such as hosting facilities, cloud computing platforms, service partners or other technology infrastructure providers as well as customers’ data, our business data, and our reputation are vulnerable to ongoing cybersecurity risks and threats that could result in material impact to our business, including legal and financial exposure and liabilities.
•Interruptions or delays in our services through security incidents, failures, or disruptions could disrupt our ability to deliver services, harm our reputation and our relationships with customers and partners, and thereby subject us to material operational impact and liability.
•We may face risks relating to inadequate intellectual property protection of our products or solutions and liability resulting from infringement by our products or solutions of third-party proprietary rights.
•We face risks relating to our use of certain “open source” software and AI Technologies (as defined below).

Risks Relating to Regulatory Environment

•Privacy, data protection and cybersecurity legislation and other regulations may limit the use and adoption of our offerings, adversely affect our business, increase compliance costs and expose us to increased liability.
•Industry-specific regulation and other requirements and standards are evolving and unfavorable industry-specific laws, regulations, interpretive positions or standards could harm our business.
•Failure to comply with legal and regulatory requirements , including those relating to AI, could materially and adversely affect our business, results of operations and financial condition.

Risks Relating to Our Financial Condition

•Our quarterly results may be volatile at times, which could cause us to miss our forecasts.
•We face foreign exchange currency risks.
•We currently benefit from local government programs as well as international programs and local tax benefits that may be discontinued or reduced, or may result in liabilities if underlying conditions are not met.
•Additional tax liabilities resulting from our global operations could materially adversely affect our results of operations and financial condition.
•We might recognize a loss with respect to our financial investments.
•Restrictions in the agreements governing our indebtedness could adversely affect our financial condition and impact our business needs and plans.
•If we fail to maintain effective internal control over financial reporting and operations, it could have a material adverse effect on our business, operating results, and the price of our ordinary shares and ADSs (as defined below).
•Current and future accounting pronouncements and other financial reporting standards and principles might have a significant impact on our financial position and negatively impact our financial results.

Risks Relating to Our Securities

•The market price of each of our ADSs and ordinary shares is volatile and may decline.
•Our ADSs and ordinary shares are traded on different markets and this may result in price variations.
•Substantial future sales or the perception of sales of our ADSs or ordinary shares could cause the price of our ADSs or ordinary shares to decline.
•It may be difficult to enforce a U.S. judgment against us and our officers and directors in Israel or the United States, or to serve process on our officers and directors.
•Provisions of Israeli law and the Company's articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

General Risk Factors

•Conditions and changes in the local and global economic environments may adversely affect demand for our products and services, our business and financial results.
•We face risks relating to our global operations.
•As a result of our global presence, especially in emerging markets, we face increasing challenges that could adversely impact our results of operations, reputation and business.
•Our business, facilities or operations could be adversely affected by events outside of our control, such as natural disasters or health epidemics.
•Our business could be negatively affected as a result of the actions of activist shareholders, and such activism could impact the trading value of our securities.
ii

•We depend on our ability to recruit and retain qualified personnel.

In this annual report, all references to “NiCE,” “we,” “us,” “our” or the “Company” are to NICE Ltd., a company organized under the laws of the State of Israel, and its wholly-owned subsidiaries. For a list of our significant subsidiaries, please refer to Item 4, “Information on the Company - Organizational Structure” of this annual report.

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
The markets for our products, solutions and related services (also referred to elsewhere in this annual report as our “offerings”) are, in general, highly competitive. Our competitors include a number of large, established software development vendors. Some of our principal competitors or potential competitors may have advantages over us, including greater resources, a broader portfolio of products, applications and services, greater brand recognition, larger patent and intellectual property portfolios and access to a larger customer base. These potential advantages could enable our competitors to better adapt to new market trends, emerging technologies including Artificial Intelligence ("AI") and machine learning technologies (collectively, "AI Technologies"), or customer requirements, or devote more resources to the marketing and sale of their products and services.
Additional competition from existing and new potential entrants to our markets, including new technology vendors competing in specific areas of our business or specific industry verticals, may lead to the widespread availability and standardization of some of the products and services we provide, which could result in the commoditization of our products and services and reduce the demand for our products and services. In addition, AI Technologies vendors may train models on data derived from our inputs, outputs, or product behavior, potentially enabling unauthorized replication or approximation of our technologies or system functionality. Despite confidentiality and internal information control requirements, third party AI systems may analyze observable outputs or other external indicators and generate competing features or capabilities that could adversely affect our business.

Additionally, prices of our offerings may decrease throughout the market due to competitive pressures, including adoption of different approaches to pricing or different pricing models, which may be necessary due to the potential commoditization of our products and services, the potential of AI Technologies to introduce new pricing models in the market, which may be disruptive, or alternatively during times of economic difficulty. This could have a negative effect on our gross profit and results of operations.

In recent years, players in adjacent markets have increased their presence in our markets through internal development, partnerships and acquisitions. Infrastructure and/or enterprise software vendors, such as large technology providers, major cloud hyperscalers, large-language-model ("LLM") providers, providers of autonomous "Agentic AI" solutions, providers of AI-agent capabilities for use by human agents, Conversational-AI vendors, Customer Relationship Management (“CRM”) vendors, IT service management vendors as well as Unified Communications as a Service (“UCaaS”), video collaboration providers, Platform as a Service (“PaaS”) vendors, and pure digital vendors, have entered or may decide in the future to enter our market space, or build or acquire contact center as a Service (“CCaaS”) solutions and compete with us by offering comprehensive solutions and/or platforms. Moreover, as the investment in, and the shift to the use of AI Technologies (including generative AI Technologies) continue to grow, we may experience increased competition by vertical solutions’ players expanding their portfolios in the digital customer experience ("CX") market. We may also experience increased competition if large horizontal analytics providers and domain specific competitors in adjacent markets enter or increase their presence in the Financial Crime and Compliance markets. Some of these vendors may be well recognized by broadly known brand names, which can serve as an advantage as they enter or increase their presence in our market space. If we are not able to compete effectively with these market entrants or other competitors, we may lose market share, and our business, financial condition or results of operations could be adversely affected.

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

Our inability to respond to or address the outcome of rapid technological changes and frequent new products, services and business models introductions in the markets in which we operate may have a material adverse effect on our results of operations and competitive position.
We operate in rapidly evolving markets characterized by fast-changing technology, frequent introduction of new offerings, and evolving industry standards, as well as persistent demand for state-of-the-art solutions. Existing and potential competitors might introduce new and enhanced products and services that could adversely affect the competitive position of our offerings.

We are making investments in AI based capabilities to enhance our offerings and expect that increased investment will continue in the future to continuously improve our use of AI Technologies. AI Technologies are rapidly evolving and may present several risks, including factual errors or inaccuracies in the work product developed with AI (often referred to as hallucinations), ethical risks related to biases in the algorithm or programming, privacy and security concerns as well as risks related to confidentiality and intellectual property rights. In particular, if the AI models underlying our AI Technologies are: incorrectly designed or implemented; trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data, or on data to which we do not have sufficient rights or in relation to which we and/or the providers of such data have not implemented sufficient legal compliance measures; used without sufficient oversight and governance to ensure their responsible use; and/or adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues, the performance of our products, services and business, as well as our reputation and the reputations of our customers, could suffer, or we could incur liability resulting from the violation of laws or contracts to which we are a party or civil claims.

We believe that our ability to anticipate changes in technology and industry standards and to successfully develop and introduce new, enhanced and differentiated products and services, on a timely basis, in each of the markets in which we operate, is a critical factor in our ability to grow our business. As a result, we expect to continue to make significant expenditures on research and development, particularly with respect to new software applications which are continuously required in all our business areas, as well as investments in AI Technologies. There is no certainty that such investments will result in products and services that successfully address the changes in the markets in which we operate. In the event that we do not anticipate changes in technology or industry practices or fail to timely address market needs or are not able to develop new products and services that are in demand, or should customer adoption of new technologies be slower than we anticipate, or should our competitors introduce new and enhanced products incorporating AI Technologies more rapidly and/or successfully than us, the competitive position of our offerings may be adversely affected and we may lose market share and our results of operations may be materially adversely affected. Our ability to develop or implement proprietary AI models may be limited by our access to processing infrastructure, and we may be dependent on third-party providers for such resources. Additionally, market acceptance of AI-based products and services may accelerate certain trends in the markets in which we operate. For example, a shift from seat-based recurring revenue to consumption-based revenue, or decrease in demand for solutions priced based on the number of human agents deployed. If we are not able to successfully address the effect of such AI-related trends on our business models, our business, financial condition and results of operation may be adversely affected.

In addition, some of our offerings must readily integrate with customers' (or their applicable vendors’) systems of record and data sources, consumer facing front-office applications and back-office business operations systems. Any changes to these third-party systems could require us to redesign our products or result in the loss of access to data necessary for our products, and any such redesign or other adjustments required to address these changes might not be possible on a timely basis or achieve market acceptance.

We may not be able to maintain and further expand the growth or profitability of our cloud-based SaaS business.
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

Our cloud offerings are generally purchased by customers on a subscription basis, including those that include consumption-based pricing. We plan to continue to promote consumption and utilization pricing models for our cloud offerings and, accordingly, expect that our revenues will increasingly rely on consumption and utilization of our solutions. Our failure to secure subscription renewals for our solutions, or a reduction in the number or volume of subscriptions or consumption and utilization of our solutions, may adversely impact our revenues, profitability and results of operations.

We rely on cloud computing platforms provided by third parties, including PaaS provided by strategic partners, such as Amazon and Microsoft. These cloud computing platforms may not continue to provide competitive pricing, features and functionality, or may not be available on commercially reasonable terms. We may be affected by such changes, including with respect to pricing of certain infrastructure services, such as in the area of PaaS and network connectivity, which could in turn affect the rates we offer to our customers.

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

Some of our products and solutions utilize cloud services based on AI Technologies. Due to growing market demand for AI-based offerings, computing capacity for these offerings may become difficult to access or to obtain on commercially reasonable terms. Our inability to secure the required capacity for AI processing could limit our ability to deliver our solutions and constrain the growth in our AI-based offerings. Furthermore, even if accessible, the costs associated with running certain AI Technologies, including inference and compute costs, are significant and volatile. If we are unable to optimize these costs or successfully pass them on to our customers through our pricing models, our gross margins and overall cloud profitability may be negatively impacted.
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
We may not be able to compensate for loss of on-premises business with the continued shift to cloud-based offerings.
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
Our strategy is to continue investing in, enhancing and securing our business and operations and to grow our business, both organically and through acquisitions. Investments in, among other things, new markets, products, solutions, and technologies, research and development, infrastructure and systems, geographic expansion, and additional qualified and experienced personnel, are critical to achieving our growth strategy. Growth of our revenue depends on the success of all these factors, including our ability to maintain and grow our customer base and the revenues from existing and new customers, develop our strategic partnerships, introduce our offerings to new global markets, strengthen and improve our offerings through significant investments in research and development and successfully consummate and integrate acquisitions.

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

Our voice solutions currently generate, and in recent years have generated, a significant portion of our revenues, and we will continue to rely on the sales of our voice solutions and related recurring revenues, such as subscription and maintenance services, in the next several years. The trend of enterprise customers moving from voice communications to other means of communication with the enterprise (such as autonomous AI agents, self-service, e-mail, messaging applications, social media and chat) may result in a reduction in the demand for our voice platform and applications. There can be no assurance that customers will adopt our solution for other or alternative communication channels that are offered as part of our product portfolio and that the growth in our digital and customer automation solutions will compensate for such possible decline in demand for our voice solutions. Therefore, a significant decline in the voice solutions market may have a material adverse effect on revenues generated from our voice solutions, which may have a material adverse effect on our business, financial condition or results of operations.

Our business could be materially adversely affected as a result of the risks associated with acquisitions and investments. In particular, we may not succeed in making additional acquisitions or be effective in integrating such acquisitions.
As part of our growth strategy, we made a number of acquisitions over the last several years, including a significant acquisition of Cognigy GmbH ("Cognigy"), a provider of conversational and Agentic AI, in 2025 (see Item 5, “Operating and Financial Review and Prospects - Recent Acquisitions” in this annual report for a description of certain recent acquisitions), and expect to continue to complete acquisitions and investments in the future. As we continue to evaluate strategic opportunities, there can be no assurance that we will be successful in closing additional acquisitions. Even if we are successful in making additional acquisitions, integrating an acquired business into our operations or investing in new technologies may: (1) result in unforeseen operating difficulties and large expenditures; and (2) absorb significant management attention that would otherwise be available for the ongoing development of our business, both of which may result in the loss of key customers or personnel and expose us to unanticipated liabilities.
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
We may require significant financing to complete an acquisition or investment, whether through bank loans, raising of debt or otherwise. We cannot assure that such financing options will be available to us or available on terms we find reasonable.

In addition, if we consummate one or more significant acquisitions in which the consideration consists, in whole or in part, of our ordinary shares or American Depositary Shares (“ADSs”) representing our ordinary shares, our shareholders may suffer immediate or other dilution of their interests in us or earnings per share, or may suffer future dilution if we issue exchangeable or convertible debt to finance a significant acquisition. For example, during 2025, we completed an acquisition in which the consideration also included the issuance of ADSs, resulting in immaterial dilution of our shares.

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
An important element of our market strategy involves developing our indirect sales, implementation and support channels, which include our global network of partners, distributors, resellers and other strategic partners. We have agreements in place with many distributors, dealers and resellers to market and sell our offerings across the business lines and geographies in which we operate. Our financial results could be materially adversely affected if our agreements with distribution channel partners or our other strategic partners were terminated, if our relationship with our distribution channel partners or our other strategic partners were to deteriorate, or if the financial condition of such partners were to weaken.
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
We depend on internet service providers to provide uninterrupted and error-free service through their telecommunications networks. We exercise little control over these third-party providers, which increases our vulnerability to problems arising from the services they provide, including failures relating to internet accessibility in general. When problems occur, it may be difficult to identify the source of the problem, and there is no assurance that the multiple redundancies and backup we have will prevent such problems. Service disruption or outages, even if not caused by our products or services, may damage our reputation or result in loss of market acceptance of our offerings, and any necessary remedial actions may force us to incur significant costs and expenses, such as payments of credits, penalties or damages to affected customers.
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
We integrate and utilize various third-party software products, such as LLMs or other AI Technologies as components of, or integration with our products and solutions, to enhance their functionality. The LLMs and other infrastructure components require significant computing resources, which may be limited or not available on terms acceptable to us. In addition, we rely on technology infrastructure from third parties, such as cloud services and cloud providers through which we deliver our offerings, including, in some cases, deployment through a single cloud provider. Furthermore, reliance on AI Technologies licensed from third parties subjects us to operational risks, including potential deprecation of specific model versions by vendors, which could impact the continuity of our downstream applications.

Our business could be disrupted if functional versions of these software products, components or technology infrastructure were either no longer available to us or no longer made available to us on commercially reasonable terms. In the event that any of these third-party vendors, including third-party vendors from which we license AI Technologies, suffers any malfunctions in the implementation of their services, service disruptions or outages, disruptions related to implementing security systems, security measures or authorization and access control mechanisms, or other disruptions resulting from sharing such vendor's resources with other third parties, or is unable to meet our requirements in a timely manner or in a manner that meets our needs or our relationship with any such vendor is terminated, we may experience disruption in our business until an alternative source of supply can be obtained. Any disruption or any other interruption in a vendor’s ability to provide software (including AI Technologies), components, technology infrastructure or services to us could result in interruptions to our services and delivery of our solutions, delays or inability in making product deliveries or the need to significantly redesign our products, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, price increases by any of our third-party vendors could adversely affect our results of operations if we are unable to pass-through such price increases.

Additionally, certain of the data that we use in developing our AI Technologies is licensed from third parties, and we are dependent upon our ability to obtain necessary data licenses within appropriate time frames and on commercially reasonable terms, and such third parties’ assurances that such data was obtained and provided to us lawfully. Our data suppliers may withhold their data from us in certain circumstances or we could terminate relationships with our data suppliers if they fail to adhere to our data quality, vendor or other standards. If a substantial number of data suppliers were to withdraw or withhold their data from us, or if we sever ties with our data suppliers based on their inability to meet our standards, our ability to provide products and services to our customers and our revenue prospects could be materially adversely impacted.

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

In addition, the increasing implementation of AI Technologies in our products and services creates potential ethical issues, inaccurate content or results, unintentional bias, privacy and cybersecurity related challenges, potential breach of third-party intellectual property rights and potential difficulty in asserting ownership rights in our intellectual property rights when the development of such products and services is assisted by the use of AI tools. The realization of any of these or other AI related risks may result in potential legal, business, operations, reputational or financial harm.

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

We cannot guarantee that our quality assurance programs or other procedures will be effective in detecting, preventing or addressing errors, inaccuracies, malfunctions or other AI related risks in our products and solutions or that we will be able to eliminate or successfully limit our liability for any failure of, or inaccuracies in, our solutions, including with respect to responsible use of products and services incorporating AI Technologies. Any product liability insurance we carry may not be sufficient to cover our losses resulting from any such product liability claims. The successful assertion of one or more large product liability claims against us could have a material adverse effect on our results of operations and financial condition.

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

We went live with the core financials portion of our new enterprise resource planning system (“ERP”) during the first quarter of 2025. The implementation of an ERP system is a complex and time-consuming project and requires transformations of business and finance processes to reap the benefits of the ERP system. While the new ERP system is intended to maintain accurate financial records, improve operational functionality, and provide timely information to our management regarding our business operations, we cannot ensure the implementation of the new ERP system will be seamless as any such transformation involves inherent risks, including loss of information and potential disruption to normal operations. Additionally, if the ERP system does not operate as intended, the effectiveness of our internal control over financial reporting could be adversely affected or our ability to assess those controls adequately could be delayed. The scope and time line for any subsequent phases is still to be determined.

Risks Relating to Information and Product Security and Intellectual Property
Our IT Systems and those of our third-party providers, such as hosting facilities, cloud computing platforms, service partners or other technology infrastructure providers as well as customers’ data, our business data, and our reputation are vulnerable to ongoing cybersecurity risks and threats that could result in material impact to our business, including legal and financial exposure and liabilities.
We rely on computer systems, hardware, software, technology infrastructure and online sites and networks for both internal and external operations that are critical to our business (collectively, “IT Systems”). We own and manage certain IT Systems but also rely on third parties for IT Systems and related services, such as cloud computing and SaaS solutions. Our products and services involve the storage and transmission of customers’ and their end users’ proprietary and other sensitive or confidential information, including financial information and other personally identifiable information. In addition, some of our customers use our products and services to compile and analyze highly sensitive or confidential information, and we may encounter or store such information or data, including when we perform service or maintenance functions for our customers. We also maintain propriety information about our business such as source code. Our IT Systems and information are vulnerable to security incidents and we cannot guarantee that the security measures we have in place or those used by our third-party providers will prove sufficient in preventing or detecting the occurrence of a security incident. Security incidents threaten the availability, integrity and confidentiality of our IT Systems and our or our customers' and their end users' information, and could result in significant investigations and enforcement actions, litigation and other liabilities that materially impacts our operations, financial results and/or reputation.

We are regularly subject to cyberattacks and from time to time have experienced, and expect to continue to experience attacks and security incidents in varying degrees in the future. For example, we regularly experience phishing attacks and have experienced unauthorized access to information in the past. These attacks and incidents to date have not materially impacted our business, financial results or reputation, but there is no guarantee that material incidents will not occur in the future. The sources of security incidents are diverse and include fraud or breaches by computer hackers, employee error, malfeasance, intentional misconduct, unauthorized access to, or use of, our systems, products and services, our customers’ and their end users' data or our data, including our intellectual property and other confidential business information, in order to derive a financial benefit or for other purposes. In addition, the perception or fact that the internal security policies and procedures which we have in place did not prove effective in safeguarding customers' confidential information, or that any of our employees has improperly handled sensitive information of a customer or a customer’s end user, could negatively affect our business.

Cybersecurity attacks are becoming increasingly sophisticated, including by way of frequent changes in the techniques and tools used by threat actors, such as advanced malware (e.g., ransomware), social engineering/phishing and AI, to obtain unauthorized access to IT Systems, circumvent controls, evade detection and even remove forensic evidence. This makes incident detection and recovery increasingly challenging. If we fail to recognize and deal with such security attacks and threats, or if we fail to update our systems, products and services and address such threatened attacks in real time to protect our customers’ or other parties’ sensitive information, whether retained in our IT Systems or by our customers using our products and services, our business and reputation will be harmed. The costs of recognizing and addressing security attacks and threats and updating our systems, products and services, may be material. In addition, we track known vulnerabilities in software that is used in our IT Systems but cannot guarantee that patches or countermeasures will be implemented before they can be exploited by a threat actor. We have acquired and are likely to continue to acquire companies with security vulnerabilities or unsophisticated security measures, which exposes us to significant integration and related risks.

Our offerings, including our cloud services, are vulnerable to cybersecurity attacks, even if they do not contain defects. Such vulnerability and risk further increase with our use of products and services incorporating AI Technologies, including to circumvent controls, avoid detection, and remove or obfuscate forensic evidence. These attacks on one of our products or services, even absent a defect or error, may result in significant concerns regarding the integrity of our offerings generally, which could cause adverse publicity and impair their market acceptance and could have a material adverse effect on our results or financial condition.
Third parties regularly attempt to attack our security measures or inappropriately take advantage of our solutions, including our cloud services, through computer viruses, electronic break-ins and other disruptions. Such attempts also include fraudulently inducing employees or customers into disclosing sensitive information such as usernames, passwords or other information to gain access to our customers’ data, our data or our systems. Furthermore, certain customers authorize third-party technology providers to access their customer data, and some of our customers and/or their providers may not have adequate security measures in place to protect their data that is stored on our services. Because we do not control our customers or third-party technology providers, or the access methods or processing of such data by third-party technology providers, we cannot ensure the integrity or security of such access, transmissions or processing. Malicious third parties may also conduct attacks designed to temporarily deny customers access to our services. Any security incident could result in a loss of confidence in the security of our services, damage our reputation, negatively impact our future sales, disrupt our business and lead to legal liability. In addition, any circumvention or failure of our cybersecurity measures could compromise the confidentiality, integrity, and availability of our customers’ own IT Systems and/or our customers’ information.

We could be subject to risks of losses resulting from cybersecurity attacks that might be beyond the limits, or outside the scope of coverage of the insurance policies maintained by us, which may limit or prevent indemnification available to us under our insurance policies. This potential insufficiency of insurance coverage could result in an adverse effect on our business, financial position, profit, and cash flows.
Interruptions or delays in our services through security incidents, failures, or disruptions could disrupt our ability to deliver services, harm our reputation and our relationships with customers and partners, and thereby subject us to material operational impact and liability.

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

We currently serve our customers using third-party data center hosting facilities and cloud computing platform providers. While we have security measures in place that are based on applicable industry standards, they are vulnerable to breach due to third-party action, including intentional misconduct by computer hackers, employee error, malfeasance or otherwise, and result in someone obtaining unauthorized access to our or our third-party vendors’ systems and infrastructure. Moreover, such facilities and platforms are vulnerable to interruptions resulting from power or network connectivity issues, criminal acts and other misconduct, including security incidents and computer viruses. Occurrence of such damage or interruptions could result in disruptions in our services. Despite precautions such vendors are required to take, the occurrence of such damage or interruption or other unanticipated problems at these facilities, could result in lengthy interruptions in our services, subject us to liability and require the issuance of credits or payment of penalties pursuant to our customer agreements, and/or cause customers to terminate their subscriptions and adversely affect our attrition rates and our ability to attract new customers, all of which would reduce our revenues. Also, we are not entitled to indemnification in all cases and situations and may not be able to recoup any such loss or damage from such service providers, which may result in us bearing the burden of any such liability or losses.

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

We may face risks relating to inadequate intellectual property protection of our products or solutions and liability resulting from infringement by our products or solutions of third-party proprietary rights.
Our success is dependent, to a significant extent, upon our proprietary technology. We currently hold 598 U.S. patents and 30 patents issued in additional countries covering substantially the same technology as the U.S. patents. We have 228 patent applications pending in the United States and other countries. We rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure and non-competition agreements, as well as third-party licenses to establish and protect the technology used in our offerings. However, we cannot assure that such measures will be adequate to protect our proprietary technology, that competitors will not develop products with features based upon, or otherwise similar to our products, that intellectual property ownership and third-party licenses, including with respect to copyrights ownership of content that is produced in whole or in part by generative AI tools, will be available to us or that we will prevail in any proceeding instituted by us in order to enjoin competitors from selling similar products. In most of the areas in which we operate, third parties also have patents which could be found applicable to our technology and products. Such third parties may include competitors, as well as large companies, which heavily invest in their patent portfolios, regardless of their actual field of business. Regarding development of AI Technologies, other parties may have (or in the future may obtain) patents or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, or sell our own AI Technologies. AI Technologies have sometimes generated content that is “substantially similar” to proprietary or open source materials on which the AI tool was trained. If the AI Technologies we use to generate materials such as code is too similar to other proprietary materials, or to software processes that are protected by patent, and we incorporate such materials in our business operations or offerings, we could be subject to intellectual property infringement claims based on how we use and distribute such materials. We cannot assure that one or more third parties will not make a claim related to infringement of intellectual property rights or that we will be successful in defending such claim. In defending ourselves against any such claims or actions we may be subject to substantial costs and diversion of management resources. While some providers of AI Technologies offer to indemnify their end users for any copyright or other intellectual property infringement claims arising from the output of their AI Technologies, such indemnification may not apply to the manner in which we generated or used such output, and we may not be successful in adequately recovering our losses in connection with such claims.

We generally distribute our software products and services under license terms that restrict the use of our products and services by terms and conditions prohibiting unauthorized reproduction or transfer of the software products or proprietary technology or data. However, effective copyrights and other intellectual property rights protection may be inadequate or unavailable to us in every country in which our software products are available, the laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and the assertion of our ownership rights in materials and inventions created with the assistance of AI tools is uncertain. Consequently, we may be unable to prevent our proprietary technology from being exploited abroad, which could affect our ability to expand to international markets or require costly efforts to protect our technology. Policing the unauthorized use of our products, trademarks and other proprietary rights is expensive, difficult and, in some cases, impossible. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management resources, either of which could harm our business. Accordingly, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. If we fail to obtain protection for such intellectual property rights, or later have our intellectual property rights invalidated or otherwise diminished, third parties or our competitors may be able to take advantage of our research and development efforts to develop competing products, which could adversely affect our business, reputation and financial condition.

In addition, to the extent we are not successful in defending such claims, we may be subject to injunctions with respect to the use or sale of certain of our products or to liabilities for damages and may be required to obtain royalty bearing licenses which may not be available on reasonable terms. Any of these may have a material adverse impact on our business or financial condition.

We face risks relating to our use of certain “open source” software and AI Technologies.
Certain of our software products contain open-source code, and we may use additional open-source code in the future. In addition, certain third-party software and AI technologies that we embed in our products and services may include open-source software and/or Open-Weights AI Models, meaning AI models whose trained parameters (weights) are made publicly available under applicable licenses. These licenses generally permit use, modification, and distribution, subject to compliance with applicable terms and conditions, which may impose certain obligations on us or our customers. Open-source software and Open-Weights AI Models are typically provided on an “as is” basis, without warranties, and the licensors generally do not provide indemnification, support, maintenance, or remedies for defects, security vulnerabilities, or other issues. As a result, the use of such software or models may increase our exposure to operational disruptions, security risks, regulatory or contractual non-compliance, and potential legal liability.
As a result of our use of open source materials, we could be subject to suits by parties claiming ownership of what we believe to be open source materials, and we may incur expenses in defending claims that we did not abide by the open source license. In addition, third-party licensors do not provide intellectual property protection with respect to the open source components of their products, and therefore we may not be indemnified by such third-party licensors in the event that we or our customers are held liable in respect of the open source software contained in such third-party software. If we are not successful in defending against any such claims that may arise, we may be subject to injunctions and/or monetary damages or be required to remove the open source materials from our products. Such events could disrupt our operations and the sales of our offerings, which would negatively impact our revenues and cash flow.
Moreover, under certain conditions, the use of open source materials to create derivative code may obligate us to make the resulting derivative code available to others at no cost. The circumstances under which our use of open source materials would compel us to offer derivative code at no cost are subject to varying interpretations. If we are required to publicly disclose the source code for such derivative products or to license our derivative products that use an open source license, our previously proprietary software products may be available to others without charge. If this happens, our customers and our competitors may have access to our products without cost to them, which could harm our business.
We monitor our use of such open source code to avoid subjecting our products to conditions we do not intend, however there is no assurance that the use of such open source code may not ultimately subject some of our products to unintended conditions and that we may be required to take remedial action that may divert resources away from our development efforts.

Risks Relating to Regulatory Environment
Privacy, data protection and cybersecurity legislation and other regulations may limit the use and adoption of our offerings, adversely affect our business, increase compliance costs and expose us to increased liability.
Governments and other international organizations in various jurisdictions around the world (such as the legislative and regulatory institutions of the European Union) have enacted and are continuing to adopt new laws, regulations and guidelines addressing data privacy and security, including the processing of personal information, cybersecurity, breach notification, risk management and reporting, as well as requirements related to security risk management and digital operational resilience. These laws, regulations and guidelines may be inconsistent across jurisdictions and are subject to evolving and differing (sometimes conflicting) interpretations. In some cases, different sets of data privacy laws and regulations, such as the European Union’s General Data Protection Regulation (“GDPR”), local laws and regulations including certain U.S. state laws on privacy and data protection, such as the California Consumer Privacy Act (“CCPA”), as amended by the California Privacy Rights Act ("CPRA"), as well as the Israeli Privacy Protection Law and the regulations promulgated thereunder (the “Israeli Privacy Law”), govern our collection, use, retention, security, disclosure, transfer and processing of personal information. Additionally, new state privacy laws in the U.S. may also apply. Certain privacy laws extend rights to consumers, which may apply additional compliance requirements to challenges to our use of AI Technologies. These and other regulatory requirements may slow the pace at which we close sales or procurement transactions and in some cases may restrict our ability to store, transfer and process data or impact our ability to offer some of our solutions and services for use in relation to data subjects that reside in certain locations or our customers’ ability to deploy our solutions globally. Compliance with these regulatory requirements may be onerous, time consuming and expensive, especially where these requirements are inconsistent from jurisdiction to jurisdiction or where the jurisdictional reach of certain requirements is not clearly defined or seeks to reach across national borders. Failure to comply with laws, regulations and guidelines addressing data privacy and security in the jurisdictions in which we operate, may expose us to administrative fines, civil claims and, in certain cases, criminal liability.

Should we, or any party on our behalf, fail to comply with privacy or cybersecurity legislation or other required or agreed security measures, we may incur substantive civil liability to government agencies, customers, shareholders and individuals who may have been impacted. As privacy and cybersecurity legislation is increasing globally, and more government agencies are granted with authority to fine organizations for non-compliance with applicable laws and regulations, and require companies to take certain steps to remediate such non-compliance, we may find ourselves forced to pay damages penalties, fines, remediation costs, reimbursement of customer costs and other significant expenses due to our (or our subcontractors' or vendors’) non-compliance with data privacy or cybersecurity laws and regulations. Moreover, even the perception that the privacy of personal information that we process or control is not adequately protected or does not meet regulatory requirements could damage our reputation, inhibit sales of our products or services and could limit adoption of our offerings.

In addition to legal and regulatory requirements, we are contractually obligated to certain customers, and may in the future be expected by prospective customers, to meet certain information security certifications or customer unique requirements. Such certifications or requirements may include requirements related to system resilience and performance such as the Digital Operational Resilience Act in the EU, territory-specific requirements imposed on banks and other financial institutions by local regulatory authorities, or network and information systems requirements, such as the Network and Information Security Directive 2 or other standards established by third parties, such as the ISO 27001:2022 on information security management certification. These certifications are often required by customers and regulators and are critical to our ability to compete in certain markets and secure new business. Achieving and maintaining these certifications requires significant resources. If we are unable to obtain or maintain these certifications or meet these standards or requirements, it could harm our reputation and business and subject us to liability.

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

Compliance with these regulations may also require us to devote greater resources to support certain customers, which may increase costs and lengthen sales cycles. For example, some financial services regulators have imposed guidelines for use of cloud computing services that mandate specific controls or require financial services enterprises to obtain regulatory approval prior to outsourcing certain functions. Other examples may include sector-specific customers’ requirements, such as making available sovereign cloud platforms. If we are unable to adjust our products and solutions to facilitate compliance with these guidelines or controls, or if our customers are unable to obtain regulatory approval to use our services where required, our business may be harmed. If in the future we are unable to achieve or maintain industry specific certifications or other requirements or standards relevant to our customers, it may harm our business and adversely affect our results.

Our revenues would be adversely affected if we fail to adapt our offerings to changes in rules and regulations applicable to the business of certain customers, such as rules and regulations regarding securities trading, broker sales compliance and anti-money laundering, which could have an impact on their need for our products and services.
In addition, due to a variety of regulations that apply to certain of our customers, we may be limited in our ability to transfer or outsource business to certain jurisdictions and may be limited in our ability to undertake development activity in certain jurisdictions, which may impede our efficiency and adversely affect our business and results of operations.

Failure to comply with legal and regulatory requirements, including those relating to AI, could materially and adversely affect our business, results of operations and financial condition.
Our business, results of operations and financial condition could be materially and adversely affected if we failed to comply with laws, regulations, contracts or standards relating to our business, products and services, our operations or our employees (including labor laws and regulations) or if they are changed or new ones are implemented. Such implemented laws and regulations include requirements in the United States, the EU, the U.K., Israel and other territories in which we operate, and may relate to data privacy and protection, AI, cybersecurity, consumer protection, anti-bribery and anti-corruption, foreign investment, import and export, sanctions, labor, tax, environmental and social issues. For information on the market risks relating to data privacy and protection and cybersecurity, please see Item 3, "Key Information - Risk Factors - Risks Relating to Regulatory Environment" in this annual report.

As a company with global operations we are also subject to applicable economic sanctions laws and export control laws, imposed by the countries in which we do business, that are subject to continuous change, and we may be prohibited from directly or indirectly engaging in transactions with individuals and entities or in countries and territories that are the target of sanctions. We may also be required to obtain licenses to export, reexport, or transfer certain products, services, or technology (which may be time-consuming and may not be granted on a timely basis or at all).
In November 2025, Israel's Ministry of Defense signed an order to revoke the 1974 Encryption Order, with the repeal officially taking effect in March 2026 and transferring control over the export of encryption and/or decryption items, including various items that include encryption capabilities, to the control frameworks under the defense and civilian dual-use equipment orders. To comply with such evolving regulation we may need to apply for or revise certain licenses and adjust our compliance processes, which could increase our compliance costs and affect the transactions cycles.
A failure to comply with applicable export control regulations or economic sanctions laws could result in fines, civil and criminal sanctions against us or our employees, prohibitions on the conduct of our business, and damage to our reputation, which could have an adverse effect on our business, financial condition, and results of operations.

Certain states and countries have already taken steps towards, proposed, or implemented, laws and regulations relating to AI. Such new proposed laws, regulations, regulatory guidance and executive orders in the EU, the United States, and other jurisdictions impose, and may continue to impose, additional obligations relating to the development, deployment, and use of AI Technologies. Additionally, existing laws and regulations may be interpreted in ways that would affect the operation of our AI Technologies, or could be rescinded or amended as new administrations take differing approaches to evolving AI Technologies. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet completely determine the impact future laws, regulations, standards, or market perception of their requirements may have on our business and may not always be able to anticipate how to respond to these laws or regulations.

Already, certain existing legal regimes (e.g., relating to data privacy) regulate certain aspects of AI Technologies, and new laws regulating AI Technologies have either entered into force in the United States and the EU, or are expected to enter into force in the future. U.S. legislation related to AI Technologies has also been introduced at the federal level and has passed at the state level. For example, California enacted several laws and regulations, such as the California AI Transparency Act, that further regulate use of AI Technologies and provide consumers with additional protections around companies’ use of AI Technologies, including by imposing transparency obligations. Other states have also passed AI-focused legislation, such as Colorado’s Artificial Intelligence Act, which will require developers and deployers of “high-risk” AI systems to implement certain safeguards against algorithmic discrimination, Utah’s Artificial Intelligence Policy Act, which establishes disclosure requirements and accountability measures for the use of generative AI in certain consumer interactions, and Texas’ Responsible AI Governance Act, which prohibits specified harmful uses of AI, including behavioral manipulation and unlawful discrimination. Such additional regulations, and uncertainty around their enforceability, may impact our ability to develop, use, procure and commercialize AI Technologies in the future. However, the manner in which these laws are subsequently enforced is still uncertain and may be rescinded. In the United States in December 2025, the Trump administration issued the “Ensuring a National Policy Framework for Artificial Intelligence” Executive Order (the “AI National Framework EO”). This executive order calls for federal standards and legislation that would preempt conflicting state AI regulations and create a federal litigation task force focused on challenging state AI laws in court. The Trump administration may continue to rescind other existing federal orders and/or administrative policies relating to AI Technologies, or may implement new executive orders and/or other rule making relating to AI Technologies in the future. Any such changes at the federal level could require us to expend significant resources to modify our products, services, or operations to ensure compliance or remain competitive.

In Europe, on August 1, 2024, the EU Artificial Intelligence Act (the “EU AI Act”) entered into force, and establishes a comprehensive, risk-based governance framework for AI in the EU market. Once gradually applicable through August 2026, the EU AI Act will have a material impact on the way AI is regulated in the EU, including depending on the risk level of each AI system, requirements around AI literacy, transparency, conformity assessments and monitoring, human oversight, security, and accuracy. The fines for non-compliance with the EU AI Act are significant. In addition, the revised EU Product Liability Directive came into force in December 2024, to be implemented into EU member state national law by December 2026. This Directive extends the EU’s existing strict product liability regime to AI Technologies and AI-enabled products, and facilitates civil claims in respect of harm caused by AI. Once fully applicable, the EU AI Act and the EU Product Liability Directive will have a material impact on the way AI is regulated in the EU. Further, in Europe, the GDPR regulates the use of personal data, including, for automated decision making, that results in a legal or similarly significant effect on a data subject, and provides rights to data subjects, including in respect of automated decision making. Any new regulations or further guidance of authorities with respect to privacy and AI regulations may require adjustments in our use or commercialization of our products, additional compliance measures and changes to our operations and processes, may result in increased compliance costs, and could adversely affect our business, operations and financial condition.

We expect that the legal and regulatory environment relating to AI Technologies will continue to develop and may also include regulatory developments in intellectual property, privacy, consumer protection, employment, and other laws regarding the use of AI Technologies. As the regulatory landscape continues to evolve, our investment in products and services incorporating AI Technologies and our procurement of AI-based tools for the internal operations of our business may be subject to enhanced governmental or regulatory scrutiny. Compliance with such regulatory requirements, as well as with related requirements by our customers, may be onerous, time consuming and expensive and may require adjustments in our products and services or in the implementation of AI Technologies as well as in the operations of our business in the various territories in which we operate, and may increase the risk of non-compliance.

We cannot assure that we will be successful in our efforts to comply with applicable laws and regulations or in addressing new or changed requirements and standards, including with respect to laws and regulations relating to AI or privacy, that such changes will not negatively affect the demand for our products and services, or that our competitors will not be more successful or prepared than us. The cost to comply with such laws, regulations, or decisions and/or guidance interpreting existing laws, or to adjust our business plans based on changes to how such laws are enforced, could be significant and may increase our operating expenses (such as by imposing additional reporting obligations regarding our use of AI Technologies). Any failure to comply with such requirements may result in civil or criminal liability imposed upon us or our employees, reputation or financial harm and may affect our business, financial condition or results of operations.
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
In addition, recent developments present new litigation risks resulting from claims alleging violations of privacy, wiretapping, and alleged breaches of data protection laws in the development and deployment of AI Technologies. For example, a recent trend in the U.S. has emerged in which class action lawsuits target consumer-facing companies that use generative AI Technologies to provide analytics on customer service calls and there is no guarantee that such class action lawsuits will not also target providers. These risks can also affect the demand for our offerings, our results of operations may be affected, and we could face potential legal claims which could result in monetary damages, liability, government investigation, lawsuits, and reputational harm.

Risks Relating to Our Financial Condition

Our quarterly results may be volatile at times, which could cause us to miss our forecasts.
We generally provide forecasts as to expected future revenues and profitability in the coming fiscal quarters and fiscal year. Our revenue and operating results can vary and have varied in the past, sometimes substantially, from one quarter to another. These forecasts are based on management estimation and expectations, our then-existing pipeline and backlog, and an analysis of assumptions and assessments that may not materialize or end up being inaccurate. We may not meet our expectations or those of industry analysts in a particular future quarter. Our quarterly operating results may be subject to significant fluctuations, due to the following factors, among others: the timing and size of customer orders, delays in issuance or shifting of customer orders (as often happens when customers postpone their buying decisions to the end of the budgetary year), large customer losses or reduction in usage, variations in distribution channels or pricing models, mix of products and services, delays in deployment of our offerings due to internal or external capacity constraints with deployment partners or customers, new product introductions and competitive pressures.

Our cloud offering is generally purchased by customers on a subscription basis and revenues from these offerings are generally recognized ratably over the term of the subscriptions. In cases where our offerings are purchased on a usage-based model, there may be seasonality in the usage of our offering, including macroeconomic factors that may impact customer usage of our solutions, or short-term declines in revenues resulting from transitioning from legacy pricing models to usage based pricing models, which would impact our ability to predict and forecast revenues and result in fluctuations in our quarterly results. Therefore, any fluctuations in our cloud business or other offerings could adversely affect our results of operations and our ability to forecast our quarterly results.

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
Exchange rate fluctuations affect our operations. We experience risks from fluctuations in the value of the NIS, EUR, GBP, INR, PHP and other currencies compared to the U.S. dollar, the functional currency in our financial statements. A significant portion of the expenses associated with our Israeli, Indian and Philippines operations, including personnel and facilities related expenses, are incurred in NIS, INR, EUR, and PHP, respectively, whereas most of our business and revenues are generated in dollars, and to a certain extent, in GBP, EUR and other currencies. If the value of the dollar decreases against these foreign currencies, our earnings may be negatively affected. As a result, we may experience an increase in the costs of our operations, as expressed in dollars, which could adversely affect our earnings. In addition, certain balance sheet items are denominated in currencies other than U.S. dollar. Fluctuations in the value of the U.S. dollar exchange rate compared to these currencies, can result in unfavorable balance sheet revaluation at the reporting period.

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
To be eligible for tax benefits as a Special Preferred Technology Enterprise as of 2025 and Preferred Technology Enterprise, we must continue to meet certain conditions. While we believe that we have met and continue to meet the conditions that entitled us to previously obtained Israeli tax benefits, there can be no assurance that we will in the future or that the Israeli Tax Authorities will agree.
To be eligible for IIA-related grants and benefits, we must continue to meet certain conditions, including providing the IIA with an undertaking that the know-how to be funded, and any derivatives thereof, is wholly-owned by us, upon its creation. In addition, we are prohibited from transferring to third parties the know-how developed with these grants without the prior approval of an IIA research committee, which approval may be conditioned upon payment(s) to the IIA. See Item 4, “Information on the Company—Research and Development” in this annual report, for additional information about IIA programs.
If the local and international grants, programs and benefits available to us or the laws, rules and regulations under which they were granted are eliminated or their scope is further reduced, or if we fail to meet the conditions of existing grants, programs or benefits and are required to refund grants or tax benefits already received (together with interest and penalties and in certain circumstances may lead to criminal charges) or fail to meet the criteria for future Israeli Special Preferred Technology Enterprise and Preferred Technology Enterprises, our business, financial condition and results of operations could be adversely affected.
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

The Organization for Economic Co-operation and Development (“OECD”), an international association of 38 countries including the United States, has proposed changes to numerous long-standing tax principles, namely, its Pillar Two framework, which imposes a global minimum corporate tax rate of 15%. In December 2022, the EU member states adopted a directive that complements the Pillar Two framework. Certain countries in which we operate have enacted legislation to adopt the Pillar Two framework (e.g., United Kingdom), and several other countries are also considering changes to their tax laws to implement this framework. Tax and compliance costs are expected to be increased by the adoption of the Pillar Two framework in these countries. In response to concerns raised by the United States, the OECD recently finalized a “side-by-side” approach, under which certain U.S.- parented multinational enterprises may be exempt from certain Pillar Two rules. It is not entirely clear how this side-by-side agreement will be implemented by each participating jurisdiction. As a result, Pillar Two remains under negotiation and continues to evolve. When and how this framework is adopted or enacted by the various countries in which we do business could increase tax complexity and uncertainty and may adversely affect our provision for income taxes in the United States and other non-U.S. jurisdictions.

In line with the above-mentioned global developments in international taxation, the state of Israel has recently enacted the Law for the Taxation of Multinational Enterprise Groups – 2025, entered into force as of January 1, 2026 and is aimed at implementing key aspects of the OECD’s Pillar Two framework. In particular, the new legislation introduces a domestic minimum top-up tax (Qualified Domestic Minimum Top-Up Tax – QDMTT) generally applicable to Israeli entities that are part of multinational enterprise groups with consolidated annual revenues of at least EUR 750 million, with the objective of ensuring a minimum effective tax rate of 15% on profits attributable to activities in Israel and preventing the allocation of taxing rights to foreign jurisdictions under the Income Inclusion Rule or the Undertaxed Profits Rule.

The Israeli Ministry of Finance has recently published draft legislation as part of the 2026 Economic Plan, proposing a revised incentive regime for research and development activities in Israel, structured primarily as refundable or credit-based tax incentives designed to qualify under the OECD’s “qualified” incentive criteria in a Pillar Two environment.

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
Restrictions in the agreements governing our indebtedness could adversely affect our financial condition and impact our business needs and plans.

On February 18, 2026, we and NICE Systems, Inc. (“NICE Systems”) entered into a secured Credit Agreement with the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (the “Credit Agreement”), which provides for a senior secured revolving facility in an aggregate amount of $300 million USD.
The Credit Agreement imposes, and the terms of any future debt may also impose, operating and other restrictions on us. Such restrictions, in certain circumstances, limit or prohibit, among other things, our and our subsidiaries' ability to:
•incur or guarantee additional debt;
•pay dividends on our ordinary shares or redeem, repurchase or retire our equity interests or subordinated debt;
•transfer or sell our assets:
•make certain payments, investments or acquisitions;
•make capital expenditures;
•create certain liens on assets;
•create restrictions on the ability of our subsidiaries to pay dividends or make other payments to us;
•engage in certain transactions with our affiliates; and
•merge or consolidate with other companies.
The Credit Agreement also includes a requirement that we maintain a Total Net Leverage Ratio (as defined below) that does not exceed 3.00 to 1.00, but after any acquisition or series of related acquisitions consummated within a six-month period by any loan party with aggregate consideration of at least $250 million, we shall have the option to increase the maximum Total Net Leverage Ratio for each of the four consecutive fiscal quarters ending thereafter (commencing with the fiscal quarter during which such acquisition is consummated) by 0.50:1.00.
In addition, if we were to anticipate non-compliance with the Total Net Leverage Ratio, we may take actions to maintain compliance with them. These actions may include reductions in our general and administrative expenses or capital expenditures, which could have an adverse effect on our business, financial condition, and results of operations. We cannot assure that our business will continue to generate sufficient cash flow from operations or that future financing will be available to us in an amount sufficient to enable us to service our debt, or to fund our other liquidity needs or execute on our strategic plans.
If any event of default occurs under the Credit Agreement, the lenders under the Credit Agreement could elect to terminate their commitments or cease making further loans and accelerate the outstanding loans.
For additional information relating to the Credit Agreement, see Item 10, "Additional Information - Material Contracts - Credit Agreement" in this annual report.
If we fail to maintain effective internal control over financial reporting and operations, it could have a material adverse effect on our business, operating results, and the price of our ordinary shares and ADSs.
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
This could lead to risks associated with our ability to react in a timely manner to new accounting pronouncements and financial reporting standards and unpredictable changes in interpretation of standards. Any one or more of these events could have an adverse effect on our business, financial position, and profit. See Item 5, “Operating and Financial Review and Prospects - Recently Issued Accounting Pronouncements Not Yet Adopted” in this annual report for a description of certain recent accounting pronouncements.
Risks Relating to Our Securities
The market price of each of our ADSs and ordinary shares is volatile and may decline.
The market price of our ADSs and ordinary shares has fluctuated in the past and may continue to fluctuate or decline. Numerous factors, some of which are beyond our control, may cause the market price of our ADSs and ordinary shares to fluctuate significantly. These factors include, among other things:
•Quarterly variations in our operating results;
•Changes in expectations as to our future financial performance, including financial estimates by securities analysts;

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
•Geopolitical risks, including those arising from political changes, international armed conflicts (including in Israel)
•Natural catastrophes or event beyond our control in the regions in which we operate;
•Market conditions in the industry and the general state of the securities markets, with particular emphasis on the technology and Israeli sectors of the securities markets; and
•General stock market volatility.
Our ADSs and ordinary shares are traded on different markets and this may result in price variations.
Our ADSs have been listed on The Nasdaq Stock Market since 1996 and our ordinary shares have been traded on the Tel Aviv Stock Exchange, or the “TASE,” since 1991. Trading in our securities on these markets takes place in different currencies (our ADSs are traded in U.S. dollars and our ordinary shares are traded in New Israeli Shekels), and at different times (resulting from different time zones and different public holidays in the United States and Israel). As a result, the trading prices of our securities on these two markets may differ due to these factors. In addition, any decrease in the price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.
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
Service of process upon us, our Israeli subsidiaries, directors and officers, and Israeli advisors, if any, named in this annual report, may be difficult to obtain within the United States. Additionally, it may be difficult to enforce civil liabilities under U.S. federal securities law in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In Israeli courts, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process and certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.
Provisions of Israeli law and the Company's articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.
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
In addition, the Company's articles of association provides that a merger of the Company shall require the approval of the holders of a majority of seventy five percent (75%) of the voting power represented at the General Meeting of the Company and voting in accordance with the provisions of the Israeli Companies Law.
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

Adverse economic conditions in markets or regions in which we operate can harm our business. Demand for our products and services, availability of infrastructure services or other products and services we rely on and our results of operations can be affected by adverse changes in local and global economic conditions, slowdowns, inflation, recessions, trade policies and restrictions, and international trade disputes, including tariffs and other protectionist measures, or unpredictable changes in tax and tariff regimes, and economic instability. To the extent that our business suffers as a result of such unfavorable economic and market conditions, our operating results may be materially adversely affected.

In particular, during times of economic slowdowns, enterprises may reduce spending in connection with their customer engagement or contact centers and financial institutions may reduce spending in relation to trading floors, compliance and operational risk management. Generally, our customers may prioritize other expenditures over our solutions, including a possible slowdown resulting from a shift or reduction in expenditures driven by AI and generative AI solutions' effect on the markets in which we operate. If any of the above occurs, and our customers or partners do not adopt our solutions or significantly reduce their spending, our business, results of operations, and financial condition could be materially adversely affected.

In addition, our operations may be subject to the effects of the rising rate of inflation. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.
Some of our customers or partners may fail to comply with the terms of their agreements, including compliance with regulatory requirements and intellectual property terms, or may suffer from liquidity concerns and possibly commence insolvency or other reorganization procedures or go out of business due to disruption to the global economy or other business and market conditions, or may terminate their subscriptions for our solution which may result in delay or failure to make payments to us, all of which risks may be intensified by the effects of adverse economic conditions, including, slowdowns, inflation, recessions, trade policies and restrictions or unpredictable changes in tax and tariff regimes, and economic instability, and may adversely impact our business and results of operations.

Disruption to the global economy could also result in a number of follow-on effects in addition to a slow-down in our business and increased costs, including a possible (i) negative impact on our liquidity, financial condition and share price, which may impact our ability to raise capital in the market, obtain financing and secure other sources of funding in the future on terms favorable to us, and (ii) decrease in the value of our assets that are deemed to be other than temporary, which may result in impairment losses (iii) instability of banking institutions with which we or our customers or partners engage.

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
•compliance with applicable international and local laws, regulations and practices, including those related to trade compliance, anti-corruption, data privacy and protection, AI, tax, labor, employee benefits, customs, currency restrictions and other requirements;
•fluctuations in currency exchange rates;
•longer payment cycles in certain countries in our geographic areas of operations;
•potential adverse tax consequences, variations in effective income tax rates and tax policies among countries where we conduct business, including the complexities of foreign value added tax systems;
•geopolitical risks, including those arising from political instability or tensions, armed conflicts, terrorism and security concerns, disruption and tensions resulting from restrictions related to the conflict between Russia and Ukraine, and armed conflicts in the Middle East, their intensity, duration and effect on demand for our products and services are difficult to predict;
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
Local business practices in jurisdictions in which we operate, and particularly in emerging markets, may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery laws and regulations (including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act) to which we are subject. We cannot guarantee that our policies and procedures will be effective in ensuring compliance with these laws or that none of our employees, contractors, partners and agents, as well as those companies to which we outsource certain elements of our business operations, will not violate applicable law or our policies and procedures designed to ensure compliance with applicable law. Any such violation could have an adverse effect on our business and reputation and may expose us to criminal or civil enforcement actions, including penalties and fines.

Furthermore, the increased presence of our global operations in emerging markets, including outsourcing of certain operations to service providers in such markets (such as India and the Philippines), could impact the control over our operations, as well as create dependency on such external service providers. This method of operation may impact our business and adversely affect our results of operations.
Our business, facilities or operations could be adversely affected by events outside of our control, such as natural disasters or health epidemics.
Natural disasters or other unexpected events that adversely affect the business climate in any of our markets could have a material adverse effect on our business, financial condition and results of operations. Our business operations may be subject to a disruption or failure of our systems or operations because of a natural disaster, such as a major earthquake, weather event, fire, power shortages, telecommunications failures, pandemics and epidemics, such as COVID-19, cybersecurity attack, terrorist attack or other catastrophic event or event beyond our control, which could cause delays in completing sales, providing services, or performing other critical functions. There is no assurance that our disaster recovery and business continuity plans will be effective in addressing any such event. Such events could make it difficult or impossible for us to manage our operations and deliver our products and services to our customers.

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

Our business could be negatively affected as a result of the actions of activist shareholders, and such activism could impact the trading value of our securities.
In recent years, U.S. and non-U.S. companies listed on U.S. exchanges have been faced with governance-related demands from activist shareholders, as well as unsolicited tender offers and proxy contests. Responding to these types of actions by activist shareholders could be costly and time-consuming and divert the attention of management and our employees. Such activities could interfere with our ability to execute our strategic plan. In addition, a proxy contest for the election of directors at our annual meeting would require us to incur significant legal fees and proxy solicitation expenses and require significant time and attention by management and our Board of Directors. Lawsuits, including derivative actions, against the Company, are also a means activist shareholders may use. For example, a shareholder of a negligible amount of shares has filed a request for discovery of documents against us in an Israeli court. While we believe such request has no merit, there is no assurance that we will be successful in having such request dismissed nor that it will not mature into a derivative action or other legal proceedings. The perceived uncertainties due to these potential actions of activist shareholders could also affect our reputation or the market price and volatility of our securities.

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

In addition, due to our growth, or as a result of regular recruitment, we are required to regularly hire and integrate new employees across all locations in which we operate, and may also require us to obtain work visas and comply with local immigration laws and policies. Recruiting and retaining qualified engineers and computer programmers (particularly with AI and machine learning backgrounds) to perform research and development and to commercialize our offerings, as well as qualified personnel to market and sell the offerings, are critical to our success.
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

Item 4.    Information on the Company
Item 4.A    History and Development of the Company
1986 - Founding Vision
NiCE was founded on September 28, 1986 as Neptune Intelligent Computer Engineering Ltd., with a mission to digitize unstructured data previously captured through analog means, laying the foundation for data and analytics innovation.

1991 - Expansion into Customer Service
On October 14, 1991, the Company was renamed NICE-Systems Ltd. and shifted its focus to the Customer Service market, becoming a global leader in Workforce Optimization software for contact centers and adding solutions for Public Safety and Justice sectors.

2000s - Analytics and Compliance Growth
As interaction data grew, NiCE launched Interaction Analytics to help organizations mine insights from customer interactions. In 2007, it acquired Actimize, a leader in financial crime and compliance analytics, transforming the company into a broader enterprise analytics provider.

2014–2016 - Cloud & AI Emergence
From 2014 onward, NiCE expanded into cloud, digital and analytics, through innovations and acquisitions. A key milestone was the 2016 acquisition of inContact, enabling NiCE to offer one of the industry’s first fully integrated cloud, data-driven contact center platforms.

2019+ - Digital CX & AI Self-Service
As customer expectations shifted toward digital CX, NiCE broadened its portfolio with AI-powered digital and automated self-service solutions, extending its reach beyond traditional contact centers into comprehensive customer experience automation.

2025 - Strategic AI Expansion with Cognigy
In 2025, NiCE accelerated its AI strategy by acquiring Cognigy, a global leader in conversational and Agentic AI for customer experience, enabling organizations to implement AI agents that reason, adapt, and decide in real-time, powered by custom data models that enable continuous testing, optimization, and learning. This acquisition strategically combines Cognigy’s advanced conversational and Agentic AI capabilities with NiCE’s CXone platform to accelerate AI adoption across front- and back-office customer interactions.

Today, NiCE is a global leader in AI, cloud, analytics, digital experience, and automated solutions across Customer Engagement and Financial Crime & Compliance markets, leveraging extensive data assets, automation capabilities, and domain expertise to help organizations deliver trusted customer experiences and improve business results. We possess the complete set of must-have AI assets necessary to lead our markets: one of the world’s leading CCaaS platforms, combined with one of the world's leading conversational and Agentic AI platforms, a large collection of unique historical and current data, most relevant knowledge elements, robust automation applications, and deep domain expertise. Our solutions help organizations of all sizes create extraordinary and trusted customer experiences, prevent financial crime, and improve criminal justice evidence management.

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

Principal Capital Expenditures
In the last three fiscal years, our principal uses of capital were the acquisition of other businesses and repurchases of our American Depositary Receipts (“ADR”). For information regarding our acquisitions and ADR share repurchases, please see Item 5, “Operating and Financial Review and Prospects – Recent Acquisitions,” and “Operating and Financial Review and Prospects – Liquidity and Capital Resources,” in this annual report. For additional information regarding our ADR share repurchases, please also see Item 16E, “Purchases of Equity Securities by the Issuer and Affiliated Purchasers,” in this annual report.
Item 4.B    Business Overview
Breakdown of Revenues

For a breakdown of total revenues by business model (cloud, products and services) and by geographic markets for each of the last three years, please see Item 5, “Operating and Financial Review and Prospects – Results of Operations,” in this annual report.

About NiCE
NiCE is a global enterprise software leader, delivering mission-critical AI-powered cloud platforms that serve two main markets: Customer Engagement and Financial Crime and Compliance. Our platforms are designed to automate complex, high-volume, and highly regulated workflows where reliability, security, and measurable outcomes are essential. In Customer Engagement, our CXone platform enables enterprises to automate customer service by orchestrating workflows, AI, and human agents, and enterprise knowledge within a single, unified AI platform. In Financial Crime and Compliance, we provide embedded AI solutions that help financial institutions prevent money laundering and fraud, and ensure real-time regulatory compliance across financial markets.

Our strategy is based on serving specialized and rapidly expanding markets that demand feature-rich solutions delivered through secure, enterprise-grade cloud platforms. AI is foundational to this strategy, driving differentiation, accelerating cloud adoption, and enabling customers to automate increasingly complex workflows at scale. We leverage our proprietary AI models and unique customer engagement data to increase competitive win rates in cloud migrations, expand adoption across digital and automated channels, and introduce new domain-specific use cases that deepen customer relationships and increase long-term platform value.

In the Customer Engagement market, our CXone AI platform enables organizations to automate service at scale, augment their workforce with AI-powered solutions, and unify enterprise knowledge, data and AI models to drive faster resolutions and superior customer experiences. Purpose-built AI ensures every interaction and workflow is intelligently orchestrated across all customer touchpoints, seamlessly blending autonomous Agentic AI and human assisted interactions to deliver best-in-class service that is proactive, knowledge-based, resolution-oriented, and efficient. Our Public Safety and Justice business is included in our Customer Engagement segment. In this business, we are transforming the criminal justice system by using AI to uncover the truth in digital evidence, facilitating swift justice. Our AI-powered workflows help relieve police, prosecutors, public defenders, courts and correctional institutions from the tedious task of managing digital evidence.

In the Financial Crime and Compliance market, we protect financial services organizations, with embedded-AI solutions that identify risks to help prevent money laundering and fraud in real-time, as well as help ensure financial markets compliance. With our holistic, data and entity-centric approach, we leverage machine learning, predictive analytics, behavioral analytics, network analytics, NLP (natural language processing), generative AI and Agentic AI to detect suspicious activity and automate routine tasks, collaborate with analysts and adapt in real time to proactively keep ahead of emerging threats.

NiCE is at the forefront of several industry technological disruptions that have greatly accelerated in the last several years: AI-driven automation and Agentic AI solutions are transforming customer service, as organizations seek to optimize both efficiency and customer experience; domain-specific AI is enhancing decision-making and workforce performance; and cloud scalability is enabling enterprises to modernize operations at an unprecedented pace. NiCE’s AI-powered platforms unify data, workflows, AI agents and automation to drive enterprise-wide transformation. Built on deep domain expertise, our solutions empower customer service, financial crime prevention, and criminal justice organizations to lead with intelligence, efficiency, and confidence.

We rely on multiple key assets and core strengths to drive our growth:
•Our AI leadership with purpose-built AI models that power automation, optimization, and user experience transformation.
•Our domain-specific Agentic AI that is designed to manage complex tasks, make decisions and take action, with and without human intervention.
•Our comprehensive cloud platforms that are scalable, secure, and built for enterprise-wide adoption.
•Our AI-powered copiloting employee augmentation capabilities, built for specific roles and around domain-specific functionality to increase efficiencies, maintain compliance and improve resolution.
•AI-powered orchestration tools that are designed to allow organizations to design, build and operate end-to-end workflows.
•Our extensive self-service automation solutions that are built to use the power of AI to deliver human-like interactions at scale.
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
•Our advanced data security and compliance capabilities that deliver trusted enterprise software across all our markets, including FedRAMP authorization to the relevant business lines, with more than 30 authorized applications, native PCI, supported by one of the most advanced Security Operation Centers (SOCs) in the industry.
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
Industry and Technology Trends
Following are the key cross-industry trends that we have identified as driving demand for our solutions where we leverage our key assets and domain expertise to deliver maximum value:

•AI is evolving from task-based assistance to full-scale automation. Enterprises are increasingly deploying AI beyond task-level support to end-to-end automation of complex workflows. This includes the use of AI agents capable of autonomously or collaboratively managing decisions, interactions, and processes, enabling organizations to improve efficiency, consistency, and operational scalability across customer-facing and internal functions.

•AI adoption is increasingly driving platform expansion and demand for advanced automation capabilities. Enterprises are expanding the use of AI across operational and customer engagement workflows, leading to increased demand for AI-powered automation, Agentic capabilities, and orchestration of people, AI agents, systems, and processes. This trend is contributing to increased platform adoption and expansion opportunities within existing customer environments.

•Cloud platforms are advancing into AI-first platforms. Organizations are consolidating fragmented systems into unified platforms that integrate data, knowledge, workflows, and AI models. These platforms are designed not only to host applications, but to orchestrate intelligence across the enterprise, enabling real-time decision-making and automation while reducing architectural complexity and vendor sprawl.

•The continued migration from on-premises infrastructure to cloud-based customer engagement platforms remains a significant driver of industry demand. Many enterprises remain in early stages of cloud transformation, creating sustained opportunities for cloud platform adoption, recurring revenue expansion, and long-term customer relationships.

•AI copilots are reshaping the modern workforce. AI-powered copilots are increasingly embedded into daily workflows to provide real-time guidance, automate repetitive activities, and surface contextual insights. When integrated with domain-specific workflows, these capabilities improve decision quality, increase efficiency, and enable employees to focus on higher-value work while operating within governed and compliant environments.

•Software is becoming more conversational and adaptive. Advances in large and small language models and generative AI are transforming user interaction models from static interfaces to natural-language-driven experiences. Conversational systems that understand intent and context are reducing training requirements, improving usability, and enabling more efficient interaction across complex enterprise applications.

•AI Personal Assistants are becoming the new consumer entry point. AI‑powered personal assistants are rapidly becoming the primary interface through which consumers manage daily tasks, information, and transactions. As these assistants evolve into autonomous agents capable of handling service, commerce, and decision support, they are emerging as the new digital front doorstep for brands.

•Transition from data warehouses to AI‑ready data platforms. The industry is evolving from siloed data warehouses to consolidated data platforms that provide the unified data foundation required to power enterprise AI.

•AI trust and explainability are critical for enterprise adoption. As AI assumes greater responsibility in customer engagement and regulated decision-making, enterprises are prioritizing security, transparency, and governance. This includes requirements for explainability, human oversight, auditability, and compliance with evolving regulatory standards, making responsible AI frameworks a critical component of enterprise-scale deployment.

Following is a list of customer engagement trends and market dynamics driving the demand for our solutions, where we leverage our key assets and expertise to deliver  maximum value:
•AI-driven automation has become foundational to modern customer service. Enterprises are increasingly deploying AI to automate routine interactions and workflows, improve consistency, and manage service at scale. AI agents and Agentic capabilities are being used alongside human agents to increase efficiency and enable organizations to handle growing interaction volumes without proportional increases in cost.

•Demand is shifting toward domain-specific AI. Organizations are prioritizing AI solutions trained on industry-specific data that understand intent, context, and operational nuance. Purpose-built AI improves automation accuracy, reduces error rates and escalations, and enables more reliable outcomes in complex customer service environments.

•AI copilots are transforming customer service workforce productivity. Role-specific AI copilots are being embedded into customer service workflows to provide real-time guidance, automate repetitive tasks, and support decision-making. When aligned to domain workflows, these capabilities improve agent effectiveness, reduce training requirements, and support consistent service delivery.

•Customer service is becoming increasingly proactive. Enterprises are applying AI to anticipate issues, trigger automated actions, and coordinate resolution across teams and systems. This shift supports improved customer outcomes, greater operational efficiency, and more predictable service performance.

•Digital-first engagement continues to accelerate. The shift from brick-and-mortar to digital-first customer interactions continues to accelerate, with customers expecting seamless, AI-enhanced service across web, mobile, and messaging channels. Organizations are investing in AI-powered digital engagement strategies that provide instant, personalized, and proactive customer service. Enterprises that fail to optimize digital interactions risk losing customers to brands delivering faster, smarter, and more connected experiences.

•Knowledge management is the foundation of AI-powered customer service. As AI plays a larger role in customer interactions, enterprises require unified and governed knowledge foundations to ensure accuracy, consistency, and trust. AI-driven knowledge management supports both automated and human-assisted service by delivering context-aware information in real time.

•Enterprises favor open, extensible AI platforms. AI becomes more effective when it has access to broader, high-quality data, enabling smarter decision-making, deeper insights, and more precise automation. At the same time, AI’s ability to drive business outcomes grows exponentially when seamlessly connected to third-party applications and workflows across the enterprise. Organizations are prioritizing extensible AI platforms that integrate across their ecosystem, ensuring greater agility, faster automation, and maximum AI-driven ROI.

•Enterprises are increasingly extending customer engagement automation beyond traditional contact center environments into mid- and back-office operational workflows. This expansion increases demand for workflow orchestration, AI-driven automation, and cross-functional service platforms, expanding the addressable market for customer engagement technologies.

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

•Customer satisfaction is now a strategic competitive advantage. In a market where products and pricing are often easily replicated, CX is the key differentiator driving loyalty and revenue growth. Organizations are investing in AI-powered personalization, proactive service, and frictionless digital experiences to elevate satisfaction and retention. Businesses that prioritize AI-driven CX improvements not only reduce churn but also turn superior service into a long-term competitive moat that strengthens brand loyalty and business outcomes.

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

•Agentic AI, generative AI and LLMs are being used to streamline and further automate financial crime investigation processes and tasks. This frees investigators from low value, high volume manual tasks so that they may better focus on more important and strategic work and decision making. This leads to better resource utilization, increased accuracy and productivity, and improved return on investment.

•Preventing financial crime and ensuring stringent compliance with evolving regulatory environments. Regulatory scrutiny of financial institutions continues to apply pressure on organizations to adopt more advanced regulatory compliance and risk management technology. Regulators have been expanding their focus from the largest financial institutions to a broader market, including smaller banks and alternative financial service providers. Furthermore, the U.S. GENIUS Act, imposes heightened KYC, AML, sanctions, and other regulatory compliance obligations on stablecoin issuers. Together, these shifts are creating increased demand for sophisticated risk and compliance related solutions.

•An unpredictable threat landscape environment. The growing number of data breaches and cyber security incidents put increasing amounts of personally identifiable information and sensitive data at risk of exposure. This information can be used to open accounts for laundering money, terrorist financing, financial fraud, market manipulation, social engineering, and more. In addition, the surge in consumer scams that lead to account takeover and authorized fraud threatens an organization’s reputation and customer satisfaction, as well as creates large financial exposures due to both losses and fines. The large volumes of data, related to both internal and external threats, place an enormous operational burden on organizations. Financial institutions are seeking advanced AI solutions to help address these threats and ultimately protect their firm and their customers.

•An increasing need to control cost of compliance. The regulatory pressures and increasingly complex threat landscape have driven up the number of risk and compliance personnel, in turn dramatically increasing the cost of compliance and financial crime programs. Organizations are turning to technology, specifically AI, to help control these costs without compromising their compliance adherence while continuing to lower their risk exposure.

•Financial institutions seek a single AI platform that aggregates and analyzes financial crime-related risk in one place. The ever-expanding risk landscape and sophistication of financial criminals, as well as the need to keep costs in check, creates a growing need for a single unified view of fraud, AML and compliance risk throughout a financial services organization. Single platforms allow financial services organizations to analyze data, act on it and present it in one dashboard to both operations and executives.

•Financial institutions are adopting cloud platforms for financial crime and compliance solutions. Top tier financial institutions have been slow to adopt cloud delivery driven by the sensitive nature of their data, but are now realizing the value and economics of the cloud, and are increasingly choosing to deploy solutions on their own private cloud or on public cloud infrastructure.

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

•Financial institutions are leveraging consortium risk signals to defend against fraud and stop the movement of illicit funds across institutions. The increased usage of real-time payment rails leaves banks with narrow windows to detect and prevent financial crime. Consortium risk signals give financial institutions a broader, cross‑institutional view of emerging fraud patterns, helping identify repeat offenders and coordinated schemes that no single institution could detect alone. By pooling anonymized data, shared insights, and transaction behaviors across multiple banks, consortiums enhance detection accuracy and provide real‑time intelligence that reveals fraud trends spanning several institutions. This collaborative approach strengthens fraud and AML programs, enabling faster, more informed decisions that reduce false positives and prevent losses, all while maintaining strong privacy and governance controls.

Strategy
Our long-term strategy is to further broaden our industry leadership in both the Customer Engagement and Financial Crime and Compliance market segments using our unique domain-specific AI capabilities and our foundational platforms, applications and data assets. In January 2025, we completed a leadership transition with Scott Russell assuming the role of CEO, bringing deep enterprise software and cloud experience to accelerate our AI‑first platform strategy.

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

NiCE is well-positioned across all markets, given our unique set of assets: we offer complete, robust and market-leading platforms; we deliver a wide-ranging portfolio; we own the most critical data elements that form the foundation for AI to learn, adapt, and drive superior outcomes; we have an established wide-reaching global ecosystem; and we are categorically recognized as one of the top leaders by every market research firm that evaluates the markets we operate in. On top of it all, we are a highly profitable company, with a strong balance sheet, acting as a foundation for our organic and inorganic growth. For additional information, please see Note 16 of the Financial Statements in this annual report.

In the Customer Engagement business, we intend to further expand our leadership through strategic AI-powered product launches fueled by organic developments and selective acquisitions. In September 2025, we acquired Cognigy, a global leader in conversational and Agentic AI. The combination of Cognigy and CXone, our CX AI platform, enables organizations to accelerate AI adoption across front and back-office operations by deploying autonomous AI agents capable of real-time reasoning, adaptation, and decision-making, while leveraging our purpose-built data models to continuously test, optimize, and learn. Furthermore, we intend to continue to evolve as a global leader in all major markets and segments for managing customer service – hold and expand the largest market share for CCaaS and WEM solutions; be the most adopted self-service AI provider in the CX market, providing purpose-built AI for CX solutions; become the leading provider of AI copilot capabilities for augmenting CX employees at all levels, offer the most extensive CX marketplace platform and data; and continue to expand into international markets in both the high-end and the mid to low end of the markets we serve. In Public Safety and Justice, we intend to further increase our leadership in the digital transformation of the US criminal justice system, becoming the de facto platform for workflow management across the Criminal Justice system. We will do so by leveraging our Evidencentral platform for handling massive amount of digital evidence and cases with streamlined workflows; using AI to further uncover insights and automate justice processes; and delivering effective justice from the overwhelming amounts of evidence for every stakeholder in the criminal justice eco-system.

In our Financial Crime and Compliance business, we intend to expand to be the largest and leading AI cloud platform provider of fraud, financial crime and compliance solutions in all segments and across all major markets – further embedding AI across our portfolio while leveraging the X-Sight platform to cloudify the high end of the market; enhancing Xceed to be the cloud platform of choice in the mid-market; leveraging our unparalleled collective intelligence to provide a more holistic view of digital identity risk; and better monetizing data, based on advanced AI capabilities.

Leading our markets with domain-specific AI solutions
We intend to continue strengthening our AI leadership across all our markets, as AI becomes an overarching catalyst for NiCE’s five vectors of growth:

•AI fuels our cloud win rate - We are witnessing an enterprise cloud inflection point, where the majority of large-scale cloud transitions is about to take place. AI is enhancing our differentiation, substantially expanding our cloud win rates and displacements.

•AI is the bedrock of rapid expansion into digital - NiCE's digital solutions encompass the range of digital interactions. AI is a strong contributing factor for migration from legacy digital vendors to NiCE, contributing to the growth in volume of digital engagements managed by our platforms.

•AI fusion powers our platform adoption – Enterprises are pivoting from multiple point solutions to building and simplifying their tech stack by standardizing on a single platform. This trend is now gaining a significant momentum because it is one of the most viable ways to implement AI.

•AI automation extends our opportunity beyond the contact center – Enterprises are looking to harness CX specific AI capabilities to replace current manual customer service processes that traverse the traditional contact center, often touching additional organizational functions such as back-office operations, marketing, sales and other internal and customer-facing functions.
•AI as an endless source for lucrative new use-cases – Organizations are coming to a clear realization that generic generative AI and LLM solutions are not providing the expected results. NiCE’s specialized AI, with its thousands of constantly evolving and expanding models, based on billions of interactions, is fast becoming a truly viable option for addressing the complex use-cases of our markets.

Empowering organizations to lead by adapting to change
We intend to continue leading the market by leveraging several major industry trends and evolving our offering to meet our customers’ current and future needs while focusing on key strategic pillars:

•Cloud Foundation – we provide cloud-native open platforms for our Customer Engagement and Financial Crime and Compliance offerings. This allows our customers to facilitate adoption of cloud infrastructure to accelerate innovation and reduce integration, implementation, operational efforts and cost.

•Complete Platform Suite – across all markets, we provide one of the industry’s most comprehensive set of integrated, scalable, world class applications. Our ability to provide our customers with a full range of capabilities, for organizations of various sizes and different needs using a single vendor unified suite, gives us a strong market differentiation in today’s drive for simplicity, cost savings and elimination of legacy solution silos.

•Digital Engagement – we enable organizations to deliver experiences in every possible digital way, keeping their customers engaged and informed, leveraging smart self-service, AI and knowledge across the full customer journey, as well as providing secure digital banking, and helping public safety organizations shift to digital evidence and collaboration environments.

•AI – we accelerate business transformation with purpose-built AI-embedded natively across our platforms, making our applications and business processes smarter. Our domain expertise, proprietary data, advanced technology, and purpose-built AI models create leading solutions for all our market segments.

•Large Language Models, generative AI and Agentic AI – we leverage LLMs generative AI and Agentic AI to empower autonomous AI agents that reason, plan, and execute workflows, alongside empowering consumers and employees to access knowledge and interact with each other effortlessly and safely, while improving employee productivity and customer experience. In addition, we leverage these technologies to move beyond simple task automation, to full end-to-end workflow execution, empowering employees to effortlessly complete complex processes.

•Data – recognizing the power of data, we consider data as a key component and a strategic asset across our portfolio and leverage it as a basis for our purpose-built AI solutions. We manage our customer data with security and compliance measures while leveraging it to equip our customers with a data-driven approach to manage their business, reduce cost, improve performance and identify customer insights.

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

In our Customer Engagement business, we intend to continue being a leader in the CCaaS market and expand our leadership into AI-first customer experience automation with CXone, a comprehensive CX AI platform, enabling enterprises to design, build and operate customer service automation by seamlessly orchestrating workflows, human and AI agents and knowledge as part of a single, unified and scalable platform. CXone automates workflows, breaking silos between customer-facing and internal service teams, leverages shared insights between human and AI agents to boost performance and centralizes data and knowledge under one platform, delivering the right insight at the right moment to enhance resolution. With its unique AI domain-expertise and Agentic capabilities, CXone enables rapid innovation, agility and scalability, and continue to extend our offering around the goal of providing high-quality, proactive, personalized automated end-to-end experiences for consumers, organizations and service agents. With CXone, organizations can provide the right attended or AI enabled service, based on their profile, preferences and needs. This includes a broad suite of digital, analytics and purpose-built AI-powered integrated applications, used for understanding consumers, employees and business needs and preferences, and leveraging that information to create orchestrated journeys that cover every interaction and workflow from the front and back office. We intend to continue enhancing AI capabilities to deliver purpose-built copiloting, self-service and management capabilities. Alongside our existing offering, we plan to lead in new product categories, as we introduce novel solutions and enter additional market segments.
We will continue to extend our leading market position for AI-powered cloud solutions, operating self-optimizing workflows powered by AI memory, building AI agents quickly based on historical interaction data and designing automation with all the relevant data, knowledge and AI models in one place, building protection for data and brands with robust access control guardrails, catering to organizations of all sizes and replacing legacy on-premises infrastructure players. We will also continue to enable our customers to easily extend our solutions by using CXone's open framework of hubs, simplifying integrations with quick, intuitive connections that eliminate silos and streamline management, as well as through innovative third-party applications via our DEVone dedicated partner ecosystem that our customers can self-select through our platform’s CXexchange application marketplace.

Our Evidencentral cloud digital evidence management platform enables public safety, law enforcement and criminal justice agencies to transform to unified digital evidence workflows by managing incident response, investigation and prosecution digitally on a single platform, with analytics and AI throughout the entire process. Agencies can leverage data to the fullest and work together collaboratively to enhance public safety and deliver faster, fairer justice processes.
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
Continuing organic innovation and development, while also selectively pursuing acquisitions
We intend to continue investing in innovation across our portfolio and platforms and will selectively augment our organic growth with additional disciplined acquisitions that broaden our product and technology portfolio, expand our presence in select verticals, adjacent markets and geographic areas, broaden our customer base, and increase our distribution channels.

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

Customer Engagement Business Strategy
Our strategy is to continue our market leadership in the Customer Engagement market and expand our reach beyond the boundaries of the contact center by fundamentally reinventing the way consumers interact with organizations. We are driving a new CX standard by providing AI-powered end-to-end automation of customer service, intelligently and proactively interacting with customers, enabling resolution through purpose-built AI and data-driven self-service and providing agents with knowledge and tools to successfully resolve any need in real-time. We intend to achieve this by:
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

•Offering CXone, a unified AI platform for enterprise customer experience operations with advanced conversational and Agentic AI capabilities across voice and digital channels, domain-specific AI purpose-built for CX use-cases, knowledge management, agent assist tools, interaction analytics and leading Workforce Engagement Management and automation solutions.

•Expanding our capabilities to provide holistic digital and Agentic AI experiences throughout the entire customer journey, through self-service and engagement with human or AI agents, enabling customer service organizations to provide a end-to-end service experience across all touchpoints.

•Leading cloud transformation across the entire Customer Engagement portfolio for all market segments and regions to enable rapid innovation, enhance flexibility and agility, and lower operational costs.

•Offering our customers the ability to extend our solutions by using CXone's open framework of hubs, simplifying integrations with quick, intuitive connections that eliminate silos and streamline management, as well as through innovative third-party applications provided by our DEVone dedicated partner ecosystem, selected from our platform’s CXexchange marketplace.

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

•Bringing AI and automation capabilities to Public Safety Answering Points (PSAPs) to support next generation digital emergency communication, ensuring compliance, and improve staff performance and retention.

•Offering one of the industry’s most unified cloud-based Digital Evidence Management platform, Evidencentral, that integrates and consolidates all forms of evidence information - data and media from police records, videos and photos, and dispatch management systems.

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

•Expanding our market reach within mid-tier banks and financial institutions with our Xceed native cloud and AI platform, which provides AML and Fraud solutions in a packaged SaaS offering to smaller organizations, enabling them to benefit from the capabilities previously only afforded to large organizations.

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

•Empowering our customers to increase their operations teams’ productivity by providing more purpose-built generative AI and Agentic AI offerings within X-Sight and Xceed to enable faster and more accurate investigations.

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

I.Offering Overview - Customer Engagement
CXone is an enterprise-grade AI platform designed to automate and manage customer engagement at scale. The platform enables organizations to orchestrate customer interactions across channels and systems, deploy Agentic and human-assisted experiences, and augment the workforce with real-time intelligence, all within a unified cloud environment. By consolidating these capabilities, CXone supports efficient service delivery, consistent customer experiences, and disciplined operational execution.

CXone enables organizations to apply AI across customer-facing and operational workflows, supporting both automation and human-assisted engagement. Purpose-built conversational and Agentic AI capabilities allow enterprises to deploy autonomous AI agents that operate within governed workflows, adapt in real time, and continuously improve through learning. These capabilities extend across front-office, mid-office, and back-office environments, supporting scalable adoption and long-term operational resilience.

Our Platform and Solutions’ Core Capabilities:

Agentic Experience Automation - CXone enables Agentic experience automation across customer service, sales, and marketing workflows, and supports end-to-end process automation. Autonomous AI agents execute defined workflows from intent through fulfillment, operating across customer engagement, revenue-generating, and operational processes. These capabilities retain context and govern experience memory to deliver accurate, personalized, and continuously improving interactions. Agentic automation spans front-office engagement and downstream business processes, enabling scalable automation while maintaining control and reliability.

AI Platform - CXone is a cloud-native, AI-first platform designed to automate and optimize customer engagement at enterprise scale by integrating enterprise data, knowledge, workflows, and AI models within a unified architecture. The platform applies predictive, generative, and real-time AI to understand intent, analyze sentiment, and execute intelligent workflows, while continuously learning from both human- and AI-driven interactions. By retaining context and outcomes across interactions on a consolidated data and intelligence layer, CXone enables closed-loop learning in which each interaction informs and improves subsequent engagements, supporting sustained performance improvement, operational efficiency, and consistent service delivery over time while maintaining governance, security, and control.

Engagement Orchestration - CXone orchestrates customer engagement through a single, AI-powered channel that unifies voice, digital, and self-service interactions. The platform coordinates interactions and workflows across systems and teams using AI-driven routing and decision making informed by intent, context, and business objectives. By operating on a unified engagement layer, CXone enables consistent execution, coordinated resolution, and enterprise-wide visibility across front-, mid-, and back-office processes.

Workforce Empowerment - CXone provides workforce capabilities designed to manage and optimize performance across both human and AI agents. The platform supports scheduling, quality management, performance monitoring, and real-time assistance for hybrid workforces operating at scale. AI copilots and analytics deliver contextual guidance and oversight, while performance insights help organizations manage capacity, compliance, and service quality consistently across human- and AI-driven interactions.

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

Our Platforms’ and Solutions’ Core Capabilities
AI cloud platform for the high-end of the market, X-Sight, is an open and flexible AI-cloud platform for Financial Crime and Compliance, enabling financial services organizations to leverage market-leading solutions and services that meet their sophisticated and unique needs with security, scalability and speed. X-Sight is powered by embedded AI including Machine Learning, Agentic AI, generative AI and other AI Technologies which provide global clients with immediate value and access to new innovations. Our analytics are trained on industry-wide data and include the richest set of analytic models and features. The platform also includes many self-service capabilities providing the largest global financial institutions the flexibility to configure their controls and financial crime programs to meet their unique needs.

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

X-Sight and Xceed AI offerings apply advanced AI techniques fueled by insights we receive in working collaboratively with our large world-class client base to provide rich intelligence to optimize machine learning prevention and detection analytics in our portfolio of solutions as well use generative AI, Agentic AI and automation to cut down analysts' time when investigating financial crimes. This allows us to provide leading solutions to our customers, addressing numerous business use cases across risk domains and coverage areas. All Financial Crime and Compliance solutions are infused with Always on AI, our multi-layered approach that injects AI, machine learning, automation, natural language processing, and other advanced technologies throughout the financial crime and compliance value chain. This provides financial services organizations with innovative and patented technologies which fuel automation and analytic precision to detect and prevent financial crimes in real-time and provides secure and frictionless customer experiences.

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

Intelligent investigations solutions serve hundreds of thousands of analysts and investigators across the globe enabling them to make better, faster decisions. The rich and robust, purpose-built solutions include out-of-the-box workflows and audits for the regulated industries. Our Agentic and generative AI capabilities understand financial institutions’ policy and procedures guidelines, recognize the context of an investigation and have the agency to determine what data sources and risk signals to leverage for accurate and fast decisioning. The solutions track all activity providing transparency for internal and regulatory audits.

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

Enabling Value
Solution Delivery optimizes outcomes for our customers, enabling them to achieve their specific business and organizational goals on time and on budget. NiCE solutions are delivered by certified project managers, technical experts, and application specialists. We follow a proven methodology that includes business discovery to map solutions to business processes.

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
Sustaining Value
Customer Success focuses on close collaboration with our customers to identify areas where they can maximize business value and minimize complications, ensuring continued delivery of business benefits.
Cloud Operations ensure that solutions deployed on the NiCE cloud run optimally and allow more simplified software upgrades, maximizing availability, performance and quality, while ensuring the security of customer information. This is delivered by using sophisticated proprietary utilities and automations that operate in a proactive manner, providing the means to avoid impacting customer and business operations. This includes: Cloud Architecture teams that design cloud service delivery and operation architectures; Cloud Security teams that help ensure that we set and meet the required Security certifications; Cloud Infrastructure teams that manage both virtual and physical infrastructure requirements; Cloud DevOps teams that implement the utilities and automations while working with our product development teams to optimize our solutions for the cloud environment; and the 7X24 Cloud Application Support teams that monitor and manage the solutions for our customers, ensuring world class up-time, performance, scalability and security. The NiCE Cloud utilizes multiple underlying technologies to give our customers many paths to the cloud – these include Physical Data Centers and Public Cloud providers such as AWS and Azure. NiCE maintains multiple Cloud Certifications including SOC 2 Type II – Applications; BSI C5, Cyber Essentials, IRAP, HITRUST; ISO:27001 and PCI DSS.

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
Information Security - we have established information security management policies and procedures to protect the confidentiality, integrity, and availability of our IT Systems and data while providing value to the way we conduct our business. We have security measures, internal policies, and procedures in place to protect our customers’ information and ensure that proper measures are taken in connection with our customers’ and their end users’ information. Additionally, our information security controls are designed and implemented throughout our products and services development lifecycle. Our information security management policies and procedures are based on industry standards, such as ISO 27001. For additional information on information security, please see Item 16K, “Cybersecurity“ in this annual report.

Manufacturing and Source of Supplies
Many of our solutions are software-based and are deployed by open cloud platform and standard commercial servers. The cloud platform services are provided to us by one or more third-party provider. For information on the risks relating to our engagements with cloud providers, please see Item 3, "Key Information - Risk Factors - “Risks Relating to Our Offerings and Operations" and "Key Information - Risk Factors - "Risks Relating to Information and Product Security and Intellectual Property" in this annual report.

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
We have qualified for and received the ISO-9001:2015 quality management and ISO 14001:2015 environmental management certifications.
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

The Research and Development Law generally requires that the product incorporating know-how developed under an IIA-funded program be manufactured in Israel. However, upon the approval of the IIA (or notification in the event set forth below, as the case may be), some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient may be required to pay royalties at an increased rate, which may be substantial, and the aggregate repayment amount may be increased to between 120% and 300% of the grants from IIA depending on the manufacturing volume that is performed outside of Israel). Following notification to the IIA (and provided the IIA did not object), up to 10% of the grant recipient’s approved Israeli manufacturing volume, measured on an aggregate basis, may be transferred out of Israel, subject to payment of the increased royalties referenced above.
The Research and Development Law also provides that know-how (or rights thereto) developed under an approved research and development program may not be transferred or pledged to third parties without the approval of the IIA. Such approval is not required for the sale or export of any products resulting from such research or development. The IIA, under special circumstances, may approve the transfer of IIA-funded know-how outside Israel, including, in the event of a sale of the know-how, provided that the grant recipient pays to the IIA a portion of the sale price, which portion will not exceed six times the amount of the grants received plus interest (or three times the amount of the grant received plus interest, in the event that the recipient of the know-how has committed to retain the R&D activities of the grant recipient in Israel after the transfer). Under IIA regulations, grants received before June 30, 2017 bear the annual interest rate that applied at the time of the approval of the applicable IIA file which will apply to all of the funding received under such IIA approval. Grants received from the IIA after June 30, 2017, bear an annual interest rate based on the 12-month Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%. Grants approved after January 1, 2024, shall bear the higher rate of (i) 12 months SOFR, plus 1%, or (ii) a fixed annual interest rate of 4%.
Intellectual Property
We currently rely on a combination of trade secret, patent, copyright and trademark law, together with non-disclosure and non-compete agreements, to establish and/or protect the technology used in our systems.
We currently hold 598 U.S. patents and 30 patents issued in additional countries covering substantially the same technology as the U.S. patents. We have 228 patent applications pending in the United States and other countries. We believe that the improvement of existing products and the development of new products are important in establishing and maintaining a competitive advantage. We believe that the value of our products is dependent, among other things, upon our proprietary software and hardware continuing to be “trade secrets” or subject to copyright or patent protection. We generally enter into non-disclosure and non-compete agreements with our employees, subcontractors and business counterparties. However, there can be no assurance that such measures will protect our technology, or that others will not develop a similar technology or use such technology in products competitive with those offered by us. In most of the areas in which we operate, third parties also have patents which could be found applicable to our technology and products. Such third parties may include competitors, as well as large companies, which invest significant amounts in their patent portfolios, regardless of their actual field of business. Although we believe that our products do not infringe upon the proprietary rights of third parties, there can be no assurance that one or more third parties will not make a claim alleging that our products infringe upon their proprietary rights, nor that we will be successful in defending such claim.
In addition, to the extent we are not successful in defending such claims, we may be subject to injunctions with respect to the use or sale of certain of our products or to liabilities for damages and may be required to obtain royalty bearing licenses which may not be available on reasonable terms.
We own the following trademarks and/or registered trademarks in different countries: Actimize, Actimize logo, NiCE Adaptive WFO, NiCE WFM, NiCE Voice of the Customer, NiCE Work Force Management, NiCE Incentive Compensation, NiCE Real Time Solutions, NiCE Trading Recording, NiCE Uptivity, NiCE Air, NiCE Communication Surveillance, Customer Engagement Analytics, Decisive Moment, Fizzback, IEX, inContact, inContact Logo, NiCE inContact, Last Message Replay, NiCE, NiCE Analyzer, NiCE Engage, NiCE Engage Platform, NiCE Interaction Management, NiCE Sentinel, NiCE Inform, NiCE Inform Lite, NiCE Performance Compliance, NiCE Inform Media Player, NiCE Inform Verify, NiCE, NiCE Logo, NiCE, NiCE Logo, NiCE smile Logo, NiCE Incentive Compensation Management, NiCE Real Time Solutions, NiCE Trading Recording, NiCE Proactive Compliance, NiCE Security Recording, NiCE, Nexidia, Nexidia ((!)) Logo, Nexidia Search Grid, Neural Phonetic Speech Analytics, Own the Decisive Moment, Scenario Replay, inContact Cloud Center Solutions, Supervisor on-the-go, VAAS, Voice as a Service, Personal Connection, InTouch, Echo, inCloud, CXone, CXone Logo, NiCE inContact CXone, NiCE Performance Management, inContact Automatic Contact Distributor, inContact Personal Connection, inContact Interactive Voice Response, inContact Work Force Management, Mattersight, Mattersight Logo, Net Promoter, Satmetrix, NPX, NPS, Fraudmap, Guardian Analytics, Evidence

Lake, Alacra, Free your business, Resolve, Brand Embassy, ContactEngine, ContactEngine Logo, GoMoxie, FluenCX, Truth Depends on it, MindTouch, NiCE ElevateAI, ElevateAI, NiCE Smile design logo, StatsViewer, ScheudleViewer, VoApps, Directdrop voicemail and Directdrop voicemail logo, BusinessPhone, BusinessPhone Logo, LiveVox, LiveVox Logo, Human Call Initiator, HCI and HTI, Playvox, Clearview-live, Cognigy, NiCE Cognigy Logo, Cognigy.AI, Cognigy.NLU, Cognigy.VG, Cognigy.LA, Nexus Engine, Cognigy Nexus LLM, Cognigy Logo, Cognigy AI Logo, Cognigy VG Logo.

Seasonality
In previous years the majority of our business operated under an on-premises enterprise software model, which was characterized, in part, by uneven business cycles throughout the year, with a significant portion of customer orders received in the fourth quarter of each calendar year. This was due primarily to year-end capital purchases by customers and holiday season spending. In recent years, our business has been shifting more and more to the cloud, which is characterized by more evenly distributed business, which balances the impact of being heavily weighted towards the fourth quarter. While the seasonality associated with our cloud business is less impactful, we continue to have a second half fiscal year which typically features higher usage of our solutions stemming primarily from the retail, health care and insurance verticals. While seasonal factors such as these are common in the software and technology industry, this pattern should not be considered a reliable indicator of our future revenue or financial performance. Many other factors, including general economic conditions, also have an impact on our business and financial results. See “Risk Factors” under Item 3, “Key Information” of this annual report for a more detailed discussion of factors which may affect our business and financial results.

Regulation

Data Privacy, Cybersecurity and AI
Certain data privacy and cybersecurity related laws and regulations apply to us or to our customers and end-users in countries in which we operate and our customers and their end-users are located, including the United States, Israel, the E.U. and the U.K., mostly in relation to our SaaS, hosting and cloud offering, as well as other outsourced services. These laws and regulations also include industry specific regulations that may apply to certain of our customers or end-users, such as regulations with respect to the digital operational resilience as well as requirements related to security risk management.
We or our customers are also subject to domestic data privacy laws, such as the GDPR, Israeli Privacy Law, the CCPA and the United Kingdom Data Protection Act 2018. We are also subject to laws regulating AI Technologies, including in the US and abroad. We continuously evaluate the business impact of compliance with the constantly changing data privacy, cyber security and AI laws and regulations, which may include domestic laws, regulations and guidelines that may come into effect in additional regions as well, and apply to our operations, products and services.
With heightened privacy, cybersecurity and AI regulations, we continuously align our governance and compliance of certain products, offerings or services to facilitate our customers' and end-users' compliance. As part of our efforts to comply with such regulations and mitigate any future risks related to data privacy, cybersecurity and the use of AI, we have adopted certain internal policies and procedures related to privacy and data protection, information security and incident response, and the use of AI. These policies include Business Continuity Plans, Risk Assessment Procedures and Vendor Management Policies and guidelines on AI governance and the use of AI Technologies, and are intended to address our business and operational practices as well as our customers' concerns, and to avoid or mitigate the risks associated with our information assets and those of our customers. In addition, we received the ISO 27001:2022 information security management certification, ISO 27701:2019 privacy management and SOC2 Type II, PCI DSS, BSI C5, Cyber Essentials, IRAP, Hitrust and FedRamp certifications for the relevant business lines (as required). Furthermore, we continually evaluate our policies and procedures in light of the evolving regulations related to data privacy, cybersecurity and AI and to our customers' needs. For more information on data privacy, cybersecurity and AI related concerns and legislation, including the GDPR and regulations governing AI, see also Item 3, "Key Information - Risk Factors" in this annual report.

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

We are subject to applicable export control regulations in countries from which we export goods and services, including the United States, Israel, the European Union and the United Kingdom. Such regulations may apply with respect to product components that are developed or manufactured in, or shipped from, the United States, Israel, the European Union and the United Kingdom, or with respect to certain content contained in our products. There are restrictions that apply to software products that contain encryption functionality. In the event that our products and services are subject to such controls and restrictions, we may be required to obtain an export license or authorization, which could be time-consuming and may not be granted on a timely basis or at all, and comply with other applicable requirements pursuant to such regulations or may be restricted from exporting certain products and services to certain countries or to sanctioned parties.

Export control regulations have expanded over the past several years. The U.S. Department of Commerce, Bureau of Industry and Security (“BIS”), other regulatory authorities in the European Union, or any member state of the European Union and Israel’s Minister of Defense have changed and may again change the export control rules at any time and may impose additional export control restrictions and elevated licensing requirements on our products, which would negatively impact our business, financial condition, results of operations, and prospects. We are also monitoring the recent passage of the Remote Access Security Act in the U.S. House of Representatives, which would provide the Department of Commerce with authority to restrict remote access to export-controlled items, including potentially our products, through the cloud. If the Act were passed by Congress, signed into law, and implemented by the Department of Commerce, it could restrict our ability to enable remote cloud access to certain products, if they are made subject to new remote access restrictions.

Applicable economic sanctions laws imposed by the countries in which we do business, including the United States, Israel, the European Union, and the United Kingdom, may restrict our transactions or dealings in or with certain countries or territories, and with certain customers, business partners, and other persons and entities. Due to evolving geopolitical developments, these laws and regulations are complex and may change rapidly. As a result, we may be prohibited from, directly or indirectly (including through a third-party intermediary), procuring goods, services, or technology from, or engaging in transactions with countries, territories, individuals, and entities that are the target of sanctions or required to suspend of terminate such existing engagements.

Any violation of applicable export control regulations or economic sanctions laws could result in fines, civil and criminal sanctions against us or our employees, prohibitions on the conduct of our business, and damage to our reputation, which could have an adverse effect on our business, financial condition, and results of operations. Investigations of alleged violations can be expensive and disruptive. In addition, the promulgation of new laws, rules, and regulations could restrict or unfavorably impact our business, which could decrease demand for our services, reduce revenue, increase costs, or subject us to additional liabilities.

European Environmental Regulations
Our European activities require us to comply with the Directive 2011/65/EU of the European Parliament and of the Council on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment and the Commission Delegated Directive (EU) 2015/863 (together “RoHS”). RoHS provides, among other things, that producers of electrical and electronic equipment may not place new equipment containing certain materials, in amounts exceeding certain maximum concentration values, on the market in the EU. We are also required to comply with Regulation (EC) 1907/2006 of the European Parliament and of the Council Registration, Evaluation, Authorization and Restriction of Chemicals (“REACH”, SVHC-205), which requires producers to manage the risks from chemicals used in their products and to provide safety information on the substances found in their products.

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
Environmental, Social and Governance (ESG) Report
NiCE is guided by a deep commitment to social contribution, environmental sustainability and corporate citizenship that is ingrained in our core values. The Board's Internal Audit and ESG Committee is responsible for oversight of ESG matters. For further information on our ESG strategy and performance, you may access our full ESG Report, which is located on our Corporate Responsibility webpage at https://www.nice.com/company/corporate-responsibility. The contents of our ESG Report and related supplemental information (including information on our website) are not incorporated by reference into this annual report or in any other report or document we file with the SEC.

Competition
We believe that our solutions have several competitive advantages (as set forth above in “Our Solutions” section in this Item 4, “Information on the Company – Business Overview”) in their scale, performance and accuracy, comprehensiveness and broad functionality.
We are leaders in the Customer Engagement space. In the CCaaS market, which is a part of the broader Contact Center Infrastructure market that is still mainly held by traditional on-premises players, we compete against Amazon Connect, Avaya, Cisco, Five9, Genesys, and TalkDesk, as well as other niche vendors. In the Conversational and Agentic AI market, we compete against vendors such as Kore.ai, Sierra.ai, Cresta and Salesforce. In the digital engagement market, we compete against vendors such as LivePerson, which offer digital engagement and self-service capabilities for contact centers.

In the WEM market we compete against players such as Alvaria, Calabrio, Genesys and Verint. We also compete against certain UCaaS and collaboration software vendors such as 8x8, Vonage and Zoom, which offer basic CCaaS capabilities. In addition, we are seeing some CRM companies, such as Salesforce and Zendesk, that provide a subset functionality of our broader offerings.

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

Name of Subsidiary	Country of Incorporation or Residence
NICE Systems Australia PTY Ltd.	Australia
NICE Systems Technologies Brasil LTDA	Brazil
NICE Systems Canada Ltd.	Canada
NICE Interactive Solutions India Private Ltd.	India
Actimize Ltd.	Israel
NICE Japan Ltd.	Japan
NICE Technologies Mexico S.R.L.	Mexico
NICE Netherlands B.V.	Netherlands
NICE Systems (Singapore) Pte. Ltd.	Singapore
NICE Technologies Sole Proprietorship LLC	United Arab Emirates
Actimize UK Limited	United Kingdom
NICE Systems Technologies UK Limited	United Kingdom
NICE Systems UK Ltd.	United Kingdom
Actimize Inc.	United States
inContact Inc.	United States
NICE Systems Inc.	United States
NICE Systems Technologies Inc.	United States
LiveVox Inc.	United States
Cognigy GmbH	Germany
Item 4.D    Property, Plants and Equipment

We have leased offices and facilities in several countries, which include the following headquarter offices:
•Our Israeli headquarters in Ra'anana occupies approximately 148,000 square feet.
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
Overview
NiCE is a global enterprise software leader, delivering mission-critical AI-powered cloud platforms that serve two main markets: Customer Engagement and Financial Crime and Compliance. Our platforms are designed to automate complex, high-volume, and highly regulated workflows where reliability, security, and measurable outcomes are essential. In Customer Engagement, our CXone platform enables enterprises to automate customer service by orchestrating workflows, AI and human agents, and enterprise knowledge within a single, unified AI platform. In Financial Crime and Compliance, we provide embedded AI solutions that help financial institutions prevent money laundering and fraud, and ensure real-time regulatory compliance across financial markets.
Our strategy is based on serving specialized and rapidly expanding markets that demand feature-rich solutions, delivered through secure, enterprise-grade cloud platforms. AI is foundational to this strategy, driving differentiation, accelerating cloud adoption, and enabling customers to automate increasingly complex workflows at scale. We leverage our proprietary AI models and unique customer engagement data to increase competitive win rates in cloud migrations, expand adoption across digital and automated channels, and introduce new domain-specific use cases that deepen customer relationships and increase long-term platform value.
In the Customer Engagement market, our CXone AI platform enables organizations to automate service at scale, augment their workforce with AI-powered solutions, and unify enterprise knowledge, data and AI models to drive faster resolutions and superior customer experiences. Purpose-built AI ensures every interaction and workflow is intelligently orchestrated across all customer touchpoints, seamlessly blending autonomous Agentic AI and human assisted interactions to deliver best-in-class service that is proactive, knowledge-based, resolution-oriented and efficient. Our Public Safety and Justice business is included in our Customer Engagement segment. In this business, we are transforming the criminal justice system by using AI to uncover the truth in digital evidence, facilitating swift justice. Our AI-powered workflows help relieve police, prosecutors, public defenders, courts and correctional institutions from the tedious task of managing digital evidence.

In the Financial Crime and Compliance market, we protect financial services organizations, with embedded-AI solutions that identify risks to help prevent money laundering and fraud in real-time, as well as help ensure financial markets compliance. With our holistic, data and entity-centric approach, we leverage machine learning, predictive analytics, behavioral analytics, network analytics, NLP (natural language processing), generative AI and Agentic AI to detect suspicious activity and automate routine tasks, collaborate with analysts and adapt in real time to proactively keep ahead of emerging threats.

NiCE is at the forefront of several industry technological disruptions that have greatly accelerated in the last several years: AI-driven automation and Agentic AI solutions are transforming customer service, as organizations seek to optimize both efficiency and customer experience; domain-specific AI is enhancing decision-making and workforce performance; and cloud scalability is enabling enterprises to modernize operations at an unprecedented pace. NiCE’s AI-powered platforms unify data, workflows, AI agents and automation to drive enterprise-wide transformation.. Built on deep domain expertise, our solutions empower customer service, financial crime prevention, and criminal justice organizations to lead with intelligence, efficiency, and confidence.

We rely on multiple key assets and core strengths to drive our growth:
•Our AI leadership with purpose-built AI models that power automation, optimization, and user experience transformation.

•Our domain-specific Agentic AI that is designed to manage complex tasks, makes decisions and take action, with and without human intervention.
•Our comprehensive cloud platforms that are scalable, secure, and built for enterprise-wide adoption.
•Our AI-powered copiloting employee augmentation capabilities, built for specific roles and around domain-specific functionality to increase efficiencies, maintain compliance and improve resolution.

•AI-powered orchestration tools that are designed to allow organizations to design, build and operate end-to-end workflows.
•Our extensive self-service automation solutions that are built to use the power of AI to deliver human-like interactions at scale.
•Our extensive portfolio of applications addresses organizational needs across all our areas of domain expertise.
•Our broad array of proprietary technologies and algorithms in the domains of generative AI, Large Language Models (LLMs), automation, analytics, machine learning, speech-to-text, natural language processing, personality-based routing and others.
•Our native AI models which are based on years of industry-specific data and domain expertise, consistently using machine learning for generating actionable insights.
•Our access to vast amounts of CX data, derived from billions of domain-specific interactions of all types, enriching our applications and enabling us to build hundreds of CX purpose-built AI models.
•Our advanced data security and compliance capabilities that deliver trusted enterprise software across all our markets, including FedRAMP authorization to the relevant business lines, with more than 30 authorized applications, native PCI, supported by one of the most advanced SOCs in the industry
•Our flexible delivery model that allows our customers to benefit from a wide range of both cloud and on-premises solutions.
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
Recent Acquisitions
From time to time we make acquisitions and investments. Some of them are not considered material to our business and operations. During 2025, we completed the acquisition of Cognigy, a global market leader in conversational and agentic AI, for total final consideration of $887.3 million, as well as an additional acquisition for total consideration of $36.5 million. During 2024, we completed two acquisitions for a total consideration of approximately $68.9 million. For additional information see Note 1b to our Consolidated Financial Statements included elsewhere in this annual report.

The Cognigy acquisition was accounted for by the acquisition method of accounting, and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values. The results of operations related to each acquisition are included in our consolidated statements of income from the date of acquisition.

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

Revenue Recognition. We generate revenues from sales of cloud, service and software products, which include software license, SaaS, network connectivity, hosting, support and maintenance, implementation, configuration, project management, consulting and training, most of which are considered a separate performance obligation. We sell our cloud, software products and services directly through our sales-force and indirectly through a global network of distributors, system integrators and strategic partners.

We recognize revenues in accordance with ASC No. 606, “Revenue from Contracts with Customers” (“ASC 606”). Under this standard, we recognize revenues when a customer obtains control of promised goods or services in an amount that reflects the consideration that we expect to receive in exchange for those goods or services.
Trade Receivables are recorded when the right to consideration becomes unconditional. Trade receivables are recorded net of credit losses allowance for any potential uncollectible amounts. We make estimates of expected credit and collectability trends for the allowance for credit losses based upon its assessment of various factors, including historical collectability experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. We write off receivables when they are deemed uncollectible, having exhausted all collection efforts. Actual collection experience may not meet expectations and may result in increased bad debt expense.

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

We receive payments from customers based upon billing cycles and contract terms which may vary by contract type. Invoice payment terms are usually 30 days. In instances where the timing of revenue recognition differs from the timing of invoicing, we generally do not include a significant financing component in our contracts since our sale prices are not subject to billing terms and the purpose of our contracts is not to receive financing from, or provide financing to, customers. In addition, we elect to apply the practical expedient to not adjust the promised amount of consideration for the effects of a significant financing component if we expect, at contract inception, that the period between when we transfer a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

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

We typically establish SSP range for our products and services, which is reassessed on a periodic basis or when facts and circumstances change. SSP for products and services can evolve over time due to changes in our pricing practices that are influenced by intense competition, changes in demand for products and services, and economic factors, among others.

For products where the SSP cannot be determined based on observable prices given that the same products are sold for a broad range of amounts (that is, the selling price is highly variable), we apply the residual approach whereby all other performance obligations within a contract are first allocated a portion of the transaction price based upon their respective SSPs, with any residual amount of transaction price allocated to these product revenues.

Some of the our contracts include variable fees that are based on actual usage. For these contracts the we generally allocates the variable fees using the variable consideration allocation exception.

5) Recognize revenue when (or as) the entity satisfies a performance obligation

We derive our cloud revenues from subscription services, which are comprised of subscription fees from granting customers access to our cloud platforms, network connectivity and services fees for deployment of certain cloud platforms.

Revenue from subscription services is recognized when control is transferred to the customer, occurring either evenly over the contract period as services have a consistent continuous pattern of transfer to the customer, or based on actual usage. Revenue from network connectivity is based on customer call usage and is recognized in the period the call is initiated. Services fees for deployment, which are considered as material rights, are initially deferred and recognized over the average customer life.

Revenue from software license, support and maintenance services are recognized at the time the related performance obligation is satisfied by transferring the promised product or service to the customer. Software license revenues are recognized at the point in time when the software license is delivered, and the customer obtains control of the license asset. Support and maintenance service revenues are recognized when control is transferred to the costumer, occurring evenly over the maintenance contract term, as the services have a consistent continuous pattern of transfer to a customer.

Professional services revenues, are generally recognized over-time as services are performed using an input method based on labor hours, which the Company believes best depicts the transfer of the services to the customer. Subscription professional services are recognized evenly over the subscription term, as the services have a consistent continuous pattern of transfer to the customer.

Deferred revenue, which represent a contract liability, represent unrecognized fees collected mostly for maintenance, cloud and professional services. Deferred revenues are recognized as (or when) we perform under the contract.

Impairment of Long-Lived Assets. Our long-lived assets include goodwill, property and equipment and identifiable other intangible assets that are subject to amortization.
Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, "Intangible - Goodwill and Other" ("ASC 350"), goodwill is not amortized but rather subject to an annual impairment test, which we perform as at the fourth quarter of each year, or if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. If we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then we prepare a quantitative analysis to determine whether the carrying value of reporting unit exceeds its estimated fair value. If the carrying value of a reporting unit exceeds its estimated fair value, we recognize an impairment of goodwill for the amount of this excess.
During the fourth quarter of each of the fiscal years ended December 31, 2025, 2024 and 2023, we performed a qualitative assessment for our reporting units and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required. Accordingly, no impairment charge was recognized during any of such fiscal years.
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
In December 2023, the Financial Accounting Standards Board issued ASU 2023-09- Income Taxes (Topics 740): Improvements to Income Tax Disclosures, which expands the disclosure requirements for income taxes, primarily related to the rate reconciliation and income taxes paid. We have adopted ASU 2023-09 for our annual period beginning January 1, 2025 on a retrospective basis, See Note 13 Income taxes for further information.
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

Stock-based Compensation. We granted restricted share units (“RSUs”) and stock options vesting solely upon continued service, as well as performance-based awards, including performance stock units (“PSUs”), with vesting based on achievement of specified performance targets. In addition, we granted share purchase rights under our Employee Stock Purchase Plan (“ESPP”), which is primarily available to active employees.
We account for stock-based compensation in accordance with ASC 718, “Compensation - Stock Compensation” (“ASC 718”), which requires the measurement and recognition of stock base compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. We elected to account for forfeitures as they occur.
We recognize compensation expenses for the value of our awards, which have graded vesting, based on the accelerated attribution method over the requisite service period of each of the awards.
We estimate the fair value of stock options and ESPP granted using the Black-Scholes-Merton option-pricing model, which requires a number of assumptions: the expected volatility is based upon actual historical stock price movements; the expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding; the risk-free interest rate is based on the yield from U.S. Federal Reserve zero-coupon bonds with an equivalent term; and the expected dividend rate (an annualized dividend yield) is based on the per share dividend declared by our Board of Directors.
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

For each reporting period, we evaluate whether declines in fair value below the amortized cost are due to expected credit losses, as well as our ability and intent to hold the investment until a forecasted recovery occurs, in accordance with ASC 326. Allowance for credit losses on AFS debt securities are recognized as a charge in financial expenses (income) and other, net, on the consolidated statements of income, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss). As of December 31, 2025, no credit losses have been recorded.

We classified all our marketable securities with maturities beyond 12 months as current assets under the caption short term investments on the consolidated balance sheet. These securities are available to support current operations and we may sell these debt securities prior to their stated maturities.
Recently Issued Accounting Pronouncements Not Yet Adopted

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
In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, Revenue from Contracts with Customers. The practical expedient assumes that current conditions as of the balance sheet date do not change for the remaining life of the assets. The guidance is effective for the fiscal years beginning January 1, 2026, with early adoption permitted. We are currently evaluating the effect of adopting the ASU on our consolidated financial statements.
In September 2025, the FASB issued ASU 2025-06, Intangibles - Goodwill and Other Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which modernizes the accounting guidance for costs to develop software for internal use. It removes the previous development stage model and introduces a more judgment-based approach. The guidance is effective for the fiscal years beginning January 1, 2028, with early adoption permitted. We are currently evaluating the effect of adopting the ASU on our consolidated financial statements.
In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The update provides recognition, measurement, presentation, and disclosure requirements for government grants, including guidance for grants related to an asset and grants related to income. The guidance is effective for the fiscal years beginning January 1, 2029, with early adoption permitted. We are currently evaluating the effect of adopting the ASU on our consolidated financial statements.

Results of Operations

The following table sets forth our selected consolidated statements of income for the years ended December 31, 2025 and 2024, expressed as a percentage of total revenues (totals may not add up due to rounding).

	2025	2024
Revenue:
Cloud	76.0%	72.5%
Services	19.0%	21.8%
Product	5.0%	5.7%
	100.0%	100.0%
Cost of revenue:
Cloud	26.2%	25.6%
Services	6.6%	6.7%
Product	0.8%	0.9%
	33.6%	33.2%

Gross profit	66.4%	66.8%

Operating expenses:
Research and development, net	12.2%	13.2%
Selling and marketing	22.5%	23.5%
General and administrative	9.8%	10.1%
Total operating expenses	44.5%	46.8%

Operating income	21.9%	20.0%
Financial income and other, net	2.0%	2.2%

Income before taxes	23.9%	22.2%
Taxes on income	3.1%	5.9%

Net income	20.8%	16.3%
Comparison of Years Ended December 31, 2025 and 2024
For a comparison of our results for the years ended December 31, 2024 and 2023, please refer to Item 5 in our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 19, 2025.
Our revenues increased by approximately

	Years Ended December 31,		Percentage
	(In millions)		Change
	2025	2024	2024-2025
Cloud revenue	$2,238.4	$1,984.2	12.8%
Service revenue	560.0	596.0	(6.0)%
Product revenue	147.0	155.1	(5.2)%
Total revenue	$2,945.4	$2,735.3	7.7%

Our revenues increased by approximately $210.1 million, or 7.7%, from $2,735.3 million in the year ended December 31, 2024 to $2,945.4 million in the year ended December 31, 2025. The increase consisted of a $178.2 million increase in Customer Engagement revenue and a $31.9 million increase in Financial Crime and Compliance revenue.
The revenue growth of our Customer Engagement business segment in 2025 is primarily attributed to the continued increase in demand for our cloud platform CXone from new customers and ongoing expansion within our installed customer base, driven by further penetration into the large enterprise market globally.

The revenue increase in our Financial Crime and Compliance business segment in 2025 is primarily attributed to an increase in cloud revenue due to increased adoption of our cloud platforms X-Sight and Xceed, as well as an increase in revenues from our premise-based business.

Our cloud revenue in 2025 increased by 12.8%, or $254.2 million, to $2,238.4 million compared to $1,984.2 million in 2024, mainly due to an increase in the Customer Engagement segment from growing demand for our CXone cloud platform and our CX AI solutions, including further adoption at the high end of the market and increasing international cloud adoption, resulting from both new customers and expansion from existing customers. In addition, the increase in overall cloud revenue is partially attributed to the growing adoption of our cloud solutions in the Financial Crime and Compliance segment. Revenue derived from our cloud platforms accounted for 76.0% of our total revenue in 2025, as part of our strategy of increasing cloud revenue as a percentage of our total revenue.

Our service revenue in 2025 decreased by 6.0%, or $36.0 million, to $560.0 million compared to $596.0 million in 2024, mainly due to a decrease in maintenance revenue, as a growing number of our existing on-premises customers transitioned to our cloud-based solutions.

Our product revenue in 2025 decreased by 5.2%, or $8.1 million, to $147.0 million compared to $155.1 million in 2024, as customers are increasingly shifting towards cloud-based solutions.

Revenue by Region

	Years Ended December 31,		Percentage
	(In millions)		Change
	2025	2024	2024-2025
United States, Canada and Central and South America (“Americas”)	$2,465.6	$2,321.5	6.2%
Europe, the Middle East and Africa (“EMEA”)	325.1	278.1	16.9%
Asia-Pacific (“APAC”)	154.7	135.7	14.0%
Total revenues	$2,945.4	$2,735.3	7.7%

Revenue in Americas increased in 2025 by 6.2%, or $144.1 million, to $2,465.6 million compared to $2,321.5 million in 2024, due to an increase in cloud revenue for our cloud platforms.

Revenue in EMEA increased in 2025 by 16.9%, or $47.0 million, to $325.1 million compared to $278.1 million in 2024, primarily attributed to the increase in cloud revenue for our cloud platforms in both of our business segments.

Revenue in APAC increased in 2025 by 14.0%, or $19.0 million, to $154.7 million compared to $135.7 million in 2024. The increase in revenue in 2025 is attributed to the increase in cloud revenue in both of our business segments.

Cost of Revenue

	Years Ended December 31,		Percentage
	(In millions)		Change
	2025	2024	2024-2025
Cost of cloud revenue	$770.5	$699.7	10.1%
Cost of service revenue	193.9	184.4	5.2%
Cost of product revenue	24.8	25.4	(2.2)%
Total cost of revenue	$989.3	$909.5	8.8%
Our cost of cloud revenue in 2025 increased by $70.8 million, or 10.1% compared to 2024, and slightly increased as a percentage of cloud revenue. The increase in the cost of cloud revenue is primarily due to an increase in our public cloud costs associated with an increase in our cloud sales as well as additional infrastructure investments to support sovereign cloud deployments for international expansion.

Our cost of service revenue in 2025 increased by $9.5 million, or 5.2%, compared to 2024 and increased as a percentage of service revenue compared to 2024.
Our cost of product revenue in 2025 decreased by $0.6 million, or 2.2%, compared to 2024 and remained stable as a percentage of product revenue compared to 2024.

Gross Profit

	Years Ended December 31,		Percentage
	(In millions)		Change
	2025	2024	2024-2025
Gross profit on cloud revenue	$1,467.9	$1,284.4	14.3%
as a percentage of cloud revenue	65.6%	64.7%
Gross profit on service revenue	366.1	411.6	(11.1)%
as a percentage of service revenue	65.4%	69.1%
Gross profit on product revenue	122.1	129.7	(5.8)%
as a percentage of product revenue	83.1%	83.6%
Total gross profit	$1,956.1	$1,825.7	7.1%
as a percentage of total revenue	66.4%	66.7%

Our cloud gross profit was $1,467.9 million in 2025 compared to $1,284.4 in 2024, representing an increase of $183.5 million, or 14.3%. Our cloud gross profit as a percentage of cloud revenue increased to 65.6% in 2025 compared to 64.7% in 2024. The increase in cloud gross profit and margin is mainly attributed to an increase in our cloud business.

Our services gross profit was $366.1 in 2025 compared to $411.6 in 2024, representing a decrease of $45.5 million, or 11.1%, which is mainly attributed to a decrease in maintenance revenue, as a growing number of our existing on-premises customers migrate to our cloud-based solutions. As a percentage of service revenue, our services gross profit was 65.4% in 2025 compared to 69.1% in 2024.

Our product gross profit was $122.1 in 2025 compared to $129.7 in 2024, representing a decrease of $7.6 million, or 5.8%, which is primarily attributable to an ongoing shift in customer demand toward cloud-based solutions, including the continued migration of existing customers from on-premises products to our cloud offering. Our product gross margin decreased to 83.1% in 2025 compared to 83.6% in 2024.

Operating Expenses

	Years Ended December 31,		Percentage
	(In millions)		Change
	2025	2024	2024-2025
Research and development, net	$360.5	$360.6	—%
Selling and marketing	661.1	642.3	2.9%
General and administrative	288.8	276.9	4.3%
Total operating expenses	$1,310.4	$1,279.7	2.4%
Research and Development, Net. Net research and development expenses decreased by $0.1 million to $360.5 million in 2025 compared to $360.6 million in 2024, and represented 12.2% and 13.2% of revenues in 2025 and 2024, respectively. Research and development expenses increased on a gross basis while the decrease is attributed primarily to an increase in capitalization of software development costs.

Selling and Marketing Expenses. Selling and marketing expenses increased by $18.8 million to $661.1 million in 2025 compared to $642.3 million in 2024, which represented 22.5% and 23.5% of total revenues in 2025 and 2024, respectively. The increase in selling and marketing expenses is attributed primarily to salary expenses due to an increase in headcount and intangible assets amortization.

General and Administrative Expenses. General and administrative expenses in 2025 were $288.8 million compared to $276.9 million in 2024, which represented 9.8% of total revenues in 2025, as compared to 10.1% of total revenues in 2024. The increase in general and administrative expenses is attributed primarily to increase in sub-contractors spend.

Financial Expenses and Other, net

	Years Ended December 31,		Percentage
	(In millions)		Change
	2025	2024	2024-2025
Financial income and other, net	58.3	58.9	(1.0)%

Financial Expense income and Other, net. Financial income and other, net, decreased by $0.6 million to income of $58.3 million in 2025 compared to $58.9 million in 2024. The slight decrease in financial income and other, net is attributable primarily to lower average short-term investment balances due to realization of marketable securities utilized to source funding for acquisitions, which reduced interest income, partially offset by a favorable impact from exchange rate movements year over year.

Taxes on Income. Total tax expenses were $91.9 million in 2025 and $162.2 million in 2024. Our effective tax rate was 13.1% in 2025 and 26.8% in 2024. The decrease in 2025 of $70.3 million in tax expenses is mainly due to a favorable outcome of a tax audit settlement in 2025.

The majority of our income in Israel continues to benefit from reduced tax rates, pursuant to our Special Preferred Technological Enterprise and Preferred Technology Enterprise programs, as discussed in Note 13 of our Consolidated Financial Statements included elsewhere in this annual report under the caption “Taxes on Income”.

Net Income. Net income increased by $169.5 million to $612.1 million in 2025 compared to $442.6 million in 2024. The increase in 2025 resulted primarily from an increase in our revenue, partially offset by higher cost of revenue and operating expenses.
Liquidity and Capital Resources
To date, we have financed our operations, acquisitions and the repurchase of our equity, primarily through cash generated from our operating activities.

As of December 31, 2025, we had $417.4 million of cash equivalents and in short-term investments, which included $379.4 million in cash and cash equivalents, and $38.0 million in short-term investments. We believe our existing cash and cash equivalents will be sufficient to meet our working capital and capital expenditure needs for the next 12 months and beyond.
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
We continually evaluate our capital needs and may decide to raise additional capital to fund the growth of our business and future acquisitions and investments, through public or private equity offerings or through debt financing. Access to additional capital may not be available or on favorable terms.
Cash Flows
Generally, we invest our excess cash in highly liquid investment grade securities. As of December 31, 2025, we had $417.4 million of cash and cash equivalents and short-term investments, as compared to $1,621.7 million at December 31, 2024.
Net cash provided by operating activities primarily resulting from our revenue cash collection. Our primary uses of cash from operating activities have been research and development expenses, selling and marketing expenses, personnel and related overhead costs and other costs related to the provision of our business. We expect cash inflows from operating activities to be affected by revenue collection and interest rate. We expect cash outflows from operating activities to be affected by increases in research and development, selling and marketing and increases in personnel costs as we grow our business.
Net cash provided by operating activities was $716.5 million and $832.6 million in 2025 and 2024, respectively. Net cash provided by operating activities in 2025 consisted primarily of net income of $612.1 million, adjusted for non-cash activities such as depreciation and amortization of $199.0 million, stock-based compensation of $146.0 million, an increase in deferred taxes of $10.5 million as well as working capital changes derived from a decrease in prepaid expenses and other current assets of $40.7 million, partially offset by a decrease in accrued expenses and other liabilities of $175.1 million, an increase in trade receivables of $75.8 million, an increase in deferred revenue of $22.8 and a decrease in operating lease liabilities of $16.3. Net cash from operations in 2024 consisted primarily of net income of $442.6 million, adjusted for non-cash activities such as depreciation and amortization of $205.0 million, stock-based compensation of $182.1 million, an increase in deferred taxes of $40.3 million as well as working capital changes derived from an increase in trade payables of $44.0 million, an increase in accrued expenses and other liabilities of $42.0 million and a decrease in prepaid expenses and other current assets of $25.0 million, partially offset by an increase in trade receivables of $61.0 million.
Net cash provided by (used) in investing activities was $160.0 million and $(397.4) million in 2025 and 2024, respectively. In 2025, net cash provided by investing activities consisted primarily of net marketable securities of $908.8 million offset by payment for acquisitions in the aggregate amount of $856.1 million, purchase of property and equipment of $18.9 million and capitalization of internal use software costs of $74.8 million. In 2024, net cash used in investing activities consisted primarily of net investments in marketable securities and short-term bank deposits of $232.8 million, payment for acquisitions in the aggregate amount of $64.8 million, purchase of property and equipment of $35.0 million and capitalization of internal use software costs of $64.8 million.
Net cash used in financing activities was $984.3 million and $456.6 million in 2025 and 2024, respectively.
In 2025, net cash used in financing activities was attributed primarily to repurchase of our ordinary shares of $488.9 million and repayment of long-term debt in the amount of $460.0 million. In 2024, net cash used in financing activities was attributed primarily to repurchase of our ordinary shares of $369.2 million and repayment of long-term debt in the amount of $192.1 million.

Contractual and Other Obligations
Set forth below are our material contractual obligations and other commercial commitments as of December 31, 2025 (in thousands).

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3-5 years	More than 5 years
Operating Leases	$105,404	16,329	28,830	26,102	34,143
Unconditional Purchase Obligations	$342,548	$155,629	$185,830	$1,089	$—
Severance Pay*	$23,821
Total Contractual Cash Obligations	$471,773	$171,958	$214,660	$27,191	$34,143
Uncertain Income Tax Positions **	$70,541

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

		Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1- 3 years	3- 5 years	More than 5 years
Guarantees*	$2,595	$85	$2,172		$338
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

Item 6.    Directors, Senior Management and Employees.

Item 6A.    Directors and Senior Management.
The following tables set forth, as of February 18, 2026, the name, age and position of each of our directors and executive officers and, in regard to our directors, any of the committees of our Board of Directors on which they serve and whether any such director is an external director:
Members of the Board of Directors

Name	Age	Position	Audit Committee Member	Compensation Committee Member	Internal Audit and ESG Committee Member	Mergers and Acquisitions Committee Member	Nominating Committee Member	External Director*
David Kostman	61	Chairman of the Board of Directors				X	X
Rimon Ben-Shaoul	81	Director	X			X
Dan Falk	81	Director	X	X	X	X	X	X
Yocheved Dvir	73	Director	X	X	X			X
Leo Apotheker	72	Director		X		X
Joe Cowan	77	Director	X			X
Zehava Simon	67	Director	X	X	X			X
Caroline Tsay	44	Director
*See Item 6, “Directors, Senior Management and Employees—Board Practices— External Directors.”

Members of Management

Name	Age	Position
Scott Russell	52	Chief Executive Officer
Beth Gaspich	60	Chief Financial Officer
Jeff Comstock	56	President, Product & Technology
Arun Chandra	64	Chief Operating Officer
Craig Costigan	65	Chief Executive Officer, NiCE Actimize
Dan Belanger	61	President, CX Americas
Darren Rushworth	58	President, CX International
Awan Roy	55	Vice President, Head of NiCE India
Shiri Neder	50	Executive Vice President, Human Resources
Alon Levy	52	Vice President, General Counsel and Corporate Secretary
Udi Dayan	44	Vice President, Corporate Finance

David Kostman has served as one of our directors since 2001 (with the exception of the period between June 2007 and July 2008), and as our Chairman of the Board since February 2013. Mr. Kostman is currently CEO and board member of publicly traded Teads Holding Co. Mr. Kostman previously served as a board member of publicly traded Unity Inc, Retalix Ltd. (acquired by NCR) and several privately held companies. Mr. Kostman was formerly a Managing Director of Lehman Brothers, Chief Operating Officer and Chief Executive Officer of Delta Galil USA, a subsidiary of the publicly traded Delta Galil Industries Ltd. and President of the International Division and Chief Operating Officer of publicly traded VerticalNet Inc. Mr. Kostman worked in the Investment Banking Division of Lehman Brothers and also NM Rothschild & Sons focusing on the technology and internet sectors. Mr. Kostman holds a LLB in Law from Tel Aviv University and M.B.A. in Business Administration from INSEAD.

Rimon Ben-Shaoul has served as one of our directors since September 2001. Between 2001 and 2005, Mr. Ben-Shaoul served as Co-Chairman, President, and Chief Executive Officer of Koonras Technologies Ltd., a technology investment company controlled by LEADER Ltd., an Israeli holding company. Since 2002 Mr. Ben-Shaoul has served as Chairman of Grand AutoMotive LLP, a private company. Mr. Ben-Shaoul also served as a director of MIND C.T.I. Ltd., BVR Systems Ltd. and several private companies. In addition, he served as the President and Chief Executive Officer of Polar Communications Ltd., which manages media and communications investments. Mr. Ben-Shaoul also served as the Chairman of T.A.T Technologies Ltd., a public company listed on Nasdaq and TASE. Between 1997 and 2001, Mr. Ben-Shaoul was the President and Chief Executive Officer of Clal Industries and Investments Ltd., one of the largest holding companies in Israel with substantial holdings in the high-tech industry. During that time, Mr. Ben-Shaoul also served as Chairman of the Board of Directors of Clal Electronics Industries Ltd., Scitex Corporation Ltd., and various other companies within the Clal Group. Mr. Ben-Shaoul also served as a director of ECI Telecom Ltd., Fundtech Ltd., Creo Products, Inc. and Nova Measuring Instruments Ltd. From 1985 to 1997, Mr. Ben-Shaoul was President and Chief Executive Officer of Clal Insurance Company Ltd. and a director of the company and its various subsidiaries. Mr. Ben-Shaoul holds a Bachelor’s degree in Economics and Statistics and a Master’s degree in Business Administration, both from Tel-Aviv University.
Dan Falk has served as one of our external directors since 2001. Mr. Falk is currently a board member and the Chair of the audit committee of each of Innoviz Technologies Ltd. and Evogene Ltd. Mr. Falk also served on the board of directors of each of Attunity Ltd. and Orbotech Ltd. and until recently also served on the board of directors of Ormat Technologies Inc. From 1999 to 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V. From 1985 to 1999, Mr. Falk served in various positions in Orbotech Ltd., the last of which was Chief Financial Officer and Executive Vice President. From 1973 to 1985, he served in several executive positions in the Israel Discount Bank. Mr. Falk holds a Bachelor’s degree in Economics and Political Science and a Master’s degree in Business Administration, both from the Hebrew University of Jerusalem.

Yocheved Dvir has served as one of our external directors since January 2008. Since 2000, Ms. Dvir has served as a strategic advisor in business development affairs to multiple companies and initiatives. Ms. Dvir also serves on the board of directors of Harel Insurance. She previously served on the board of directors of Menorah Insurance Company, Xenia Venture Capital, Endey Med, Alrov Real Estate, Visa Cal, Trendline Business Information & Communications Ltd., Israel Corporation Ltd., ECI Telecom Ltd., Strauss Industries Ltd., Phoenix Holding and Phoenix Insurance Co. Between 1990 and 2000, Ms. Dvir served as a Senior Vice President of the Migdal Group. Ms. Dvir joined the Migdal Group in 1981 and, until late 2000, held a number of senior financial and managerial positions, including Head of the Group’s Economics Department (1986-1988), Head of the Group’s Corporate Office from 1989 to 1992, Head of the Group’s General Insurance Division and Corporate Office from 1993 to 1997, Group CFO from 1997 to 1999, and Head of the Group’s Strategic Development Division and Marketing Array and Risk Manager in 2000. Ms. Dvir holds a Bachelor’s degree in Economics and Statistics from the University of Haifa and completed studies towards a second degree in Statistics from the Hebrew University of Jerusalem.
Leo Apotheker has served as one of our directors since August 2013. Mr. Apotheker is currently chairman of the board of privately held BSI AG, Syncron AB, Harvest and Eudonet. Mr. Apotheker was a member of the board of Schneider SE and the Co-Chief Executive Officer of Burgundy Technology Acquisition Corp until recently and the Managing Partner and co-founder of Efficiency Capital SAS, a growth capital advisory firm from 2012 to 2014. From 2010 to 2011, Mr. Apotheker served as Chief Executive Officer of Hewlett Packard. From 2008 to 2010, he served as Chief Executive Officer of SAP AG. Mr. Apotheker also previously served as the chairman of the board of Unit4, a leading Dutch software company and a member of the board of Taulia Inc. Mr. Apotheker holds a Bachelor’s degree in Economics and International Relations from the Hebrew University of Jerusalem.

Joe Cowan has served as one of our directors since August 2013. Mr. Cowan is currently a director of Auburn University Foundation, StartProto and MachineMetrics, both private entities. Until recently, Mr. Cowan served as a director of Drishti Technologies Inc, ChannelAdvisor, Inc., and SAI Global. From 2013 until 2017, Mr. Cowan was the CEO and director of Epicor. During 2013, Mr. Cowan also served as President of DataDirect Networks, Inc. He also served as a director of DataDirect Networks, Inc. between 2011 and 2013. From 2010 until 2013, Mr. Cowan served as the Chief Executive Officer and President of Online Resources Corp. During 2009, he served as an Operating Executive and Consultant at Vector Capital. From 2007 to 2009, Mr. Cowan served as the Chief Executive Officer of Interwoven Inc. From 2004 to 2006, Mr. Cowan served as the President and Chief Executive Officer of Manugistics Inc. and Manugistics Group Inc. Prior to that, Mr. Cowan served in various senior executive positions, including as the Chief Operating Officer of Baan Co. NV and Avantis GOB NV. Mr. Cowan has also served on the board of directors of Blackboard Inc., as well as several private companies. Mr. Cowan holds an M.S. degree in Electrical Engineering from Arizona State University and holds a B.S. degree in Electrical Engineering from Auburn University.

Zehava Simon has served as one of our external directors since July 2015. Ms. Simon served as a Vice President of BMC Software Inc. from 2000 until 2013, most recently as Vice President of Corporate Development. From 2002 to 2011, Ms. Simon also served as Vice President and General Manager of BMC Software in Israel. Prior to that, Ms. Simon held various positions at Intel Israel, which she joined in 1982, including acting as leader of Finance and Operations and Business Development for Intel in Israel. Ms. Simon is currently a board member of Audiocodes Ltd. and Nova Ltd., both public companies traded on Nasdaq and TASE. Ms. Simon is a former member of the board of directors of Insightec Ltd., M-Systems Ltd. (acquired by SanDisk Corp.), Tower Semiconductor Ltd. and Amiad Water Systems, a public company traded on the London Stock Exchange. Ms. Simon holds a B.A. in Social Sciences from the Hebrew University, Jerusalem, a law degree (LL.B.) from the Interdisciplinary Center in Herzliya and an M.A. in Business and Management from Boston University.
Caroline Tsay has served as one of our directors since September 2025. Ms. Tsay has been a director of Semrush Holdings, Inc. (NYSE: SEMR) since May 2025, a director of The Coca-Cola Company (NYSE: KO) since April 2018 and a director of Morningstar, Inc. (NASDAQ: MORN) since May 2017. She served as Chief Executive Officer and as a director of Compute Software, Inc., a Mountain View, California-based cloud optimization software company that she co-founded, from January 2017 to November 2022. Ms. Tsay previously served as a director of Rosetta Stone Inc. from December 2014 to July 2018, and as a director of Travelzoo Inc. (NASDAQ: TZOO) from August 2015 to May 2017. Ms. Tsay served as Vice President and General Manager of Software at Hewlett Packard Enterprise Company (NYSE: HPE). Prior to HPE, Ms. Tsay held six years of product leadership roles across the consumer search, e-commerce, and advertising businesses at Yahoo! Inc. Prior to joining Yahoo! in 2007, she spent three years at IBM Global Services as a senior consultant in supply chain and customer relationship management. Ms. Tsay remains active in the technology industry as an investor in venture capital funds and serves as an advisor to venture capital backed companies. Ms. Tsay earned a B.S. in computer science and an M.S. in management science and engineering, both from Stanford University.
Scott Russell has served as our Chief Executive Officer since January 1, 2025. Mr. Russell has more than two decades of global enterprise technology leadership roles. Mr. Russell spent 14 years at SAP, where he held a series of senior leadership roles spanning regional, commercial, and executive responsibilities, including in the areas of customer relationships and AI-centric platforms and operating models. Most recently, he served on SAP’s Executive Board as Global Chief Revenue Officer, overseeing the company’s worldwide sales organization, partner ecosystem, and customer engagement strategy. Earlier in his tenure, he led SAP’s Asia Pacific Japan region and later served as Chairman of SAP North America, managing operations across diverse international and mature markets. Mr. Russell has also served as Chairman of Taulia following its acquisition by SAP and previously served on the Board of Directors of Qualtrics. Throughout his career, he has been recognized for driving sustainable growth, operational discipline, and customer centric transformation at scale. Mr. Russell holds a Bachelor of Computer and Information Science from Federation University Australia and a postgraduate degree in business from Deakin University, Geelong Campus, Australia.
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
Jeff Comstock has served as our President, Product & Technology since October 2025. He has more than two decades of experience in product leadership, launching and scaling innovative products for enterprise customers. Before joining NiCE, Mr. Comstock spent 25 years at Microsoft where he most recently served as Corporate Vice President responsible for Customer Experience applications within Microsoft Dynamics 365. In this role, he oversaw a multi-billion-dollar global product portfolio spanning Sales, Marketing, Customer Service, and Contact Center. Mr. Comstock holds an MBA with High Honors from the University of Chicago Booth School of Business.
Arun Chandra has served as our COO since December 2025. Prior to joining NiCE, Mr. Chandra served as SVP of Customer Experience at Disney where he led the modernization of the global customer experience function. Previously, Mr. Chandra served as Vice President of Scaled Operations at Meta where he built a companywide shared service leveraging a range of operational, analytical, and technology functions. Prior to that, Mr. Chandra served as SVP of Global Operations at Hewlett Packard Enterprise (HPE) where he led customer, partner, and supply chain operations and also established HPE’s joint venture in China, serving as its Executive Chairman. Mr. Chandra has also served as CEO for multiple public and private technology companies, including SumTotal Systems, NorthPlains Systems, and iPolicy Networks. Mr. Chandra holds a Bachelor's and Master's degree in Computer Science from the Indian Institute of Technology and The Ohio State University respectively and an MBA from Santa Clara University.
Craig Costigan has served as NiCE Actimize CEO since November 2018. From 2016 to 2018, he served as President of Capital Markets & Credit at Fidelity National Information Services Inc. (FIS), where he managed a team of approximately 4,000 staff worldwide, overseeing risk, compliance, credit, securities finance, securities processing and market data solutions and services for over 2,000 banks, broker dealers, investment firms, hedge funds, insurance companies and clients in the financial market. Prior to that, Mr. Costigan served as President of the Risk, Compliance and Global Securities Business at SunGard. Mr. Costigan holds a BS in Economics from Northeastern University.
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
Darren Rushworth has been with NiCE since 2017 and serves as our President, CX International since April 2022. Previously he served as President of NiCE APAC. Mr. Rushworth’s career spans over 30 years in the IT industry of which the past 21 years have been in the Asia Pacific Region. Prior to joining NiCE, Mr. Rushworth held the role of Managing Director of Singapore for SAP Asia Pacific and he also led SAP’s Philippine and Emerging Market operations. Prior to that, Mr. Rushworth held multiple leadership roles at Oracle including VP Applications Sales APAC, VP Channels and VP Oracle Direct APAC.
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
Shiri Neder has served as our Executive Vice President, Human Resources since February 2018. Prior to joining NiCE, Ms. Neder was the Corporate Vice President, Head of Human Resources at Nova Measuring Instruments. Prior to that, Ms. Neder worked at Amdocs as Vice President, Human Resources for the Product and Delivery organizations and served as head of Amdocs’ Talent Development organization. In addition, Ms. Neder has held positions at Microsoft where she established the Human Resources function for the Telecom division as well as served as Regional Senior Human Resources Manager for the EMEA region. Ms. Neder holds a B.A. in Social Science and an M.A. in Law from Bar Ilan University.
Alon Levy has served as our Vice President, General Counsel and Corporate Secretary since June 2025. From 2015 to 2025, he served in various legal leadership roles at Hewlett Packard Enterprise (NYSE: HPE), an enterprise technology company, including as Director and Associate General Counsel for Latin America and Southern Europe. Between 2006 and 2014, Mr. Levy worked at Gilat Satellite Networks Ltd. (Nasdaq: GILT), a satellite communications company, including as Gilat’s Vice President, General Counsel and Corporate Secretary between 2012 and 2014. He holds an LL.B from The Hebrew University of Jerusalem and is admitted to practice law in Israel.
Udi Dayan has served as our Vice President, Corporate Finance since August 2025. Between 2022 and August 2025, Mr. Dayan served as Vice President of Accounting and Finance Operations for NiCE, where he led global teams in corporate accounting, revenues, M&A, tax accounting and finance operations. Between 2011 and 2021, Mr. Dayan held several positions at Teva Pharmaceuticals Ltd, most recently as VP Finance & Controller, Europe, where he led all accounting departments and Teva's financial shared service centers in Europe. In addition, Mr. Dayan held positions at KPMG in Israel, as a Senior Associate. Mr. Dayan is a Certified Public Accountant (CPA) and holds an MBA in Finance and BA in Accounting from the College of Management.

We are not party to, and are not aware of, any arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any individual was selected as a director or member of senior management, as the case may be. In addition, there are no family relationships between any of the directors or members of senior management named above.

Item 6B.    Compensation.
(a) Aggregate Executive Compensation
The aggregate compensation paid to our directors and members of senior management as a group of 25 persons for 2025 (including the following individuals who departed from the Company during 2025: Mr. Barak Eilam, former CEO, Mr. Yehoshua Ehrlich, former director; Mr. Barry Cooper, former President, CX; Yaron Hertz, former President, NiCE Americas; Ms. Tali Mirsky, former Corporate VP, General Counsel and Corporate Secretary and Mr. Gil Vassoly, former VP, Corporate Finance), including compensation accrued for such year, consisted of approximately $11.7 million in salary, fees, bonus, commissions and directors’ fees and approximately $1.1 million in amounts set aside or accrued to provide pension, garden leave, severance, retirement or similar benefits or expenses, but excluding amounts expended for business travel, relocation, professional and business association dues and expenses reimbursed to our directors and executive officers.

Our compensation policy for office holders, pursuant to Israeli Companies Law, 5759-1999 (the "Israeli Companies Law") , including for certain members of our senior management, as approved by our shareholders, following the recommendation of our compensation committee and approval by our Board of Directors (as amended, the “Compensation Policy”), is required to be reviewed and approved by our compensation committee, Board of Directors and shareholders once every three years, in line with requirement of the Israeli Companies Law. Any bonus payment made under the Compensation Policy is approved by the Board of Directors in accordance with the Israeli Companies Law.

We have a performance-based bonus plan for our executive management team. The plan is based on our overall performance, the particular unit performance and individual performance. The measurements can change from year to year, based on a combination of financial parameters, including revenues, booking and operating income as well as other non-financial parameters, such as customer satisfaction. The plan is reviewed and approved by our compensation committee and Board of Directors annually, as is any bonus payment under the plan.

During 2025, our directors and members of senior management received, in the aggregate, (i) options to purchase 78,106 ordinary shares, which include 46,730 options with an exercise price equal to the par value of the ordinary shares (the “par value options”), and (ii) 235,736 restricted share units, under our equity-based compensation plans. The options (other than the par value options) have a weighted average price of $144.90, and all options will expire six years after the date of grant.The restricted shares units are granted with an exercise price equal to the par value of the ordinary shares, or with no exercise price.

Pursuant to the requirements of the Israeli Companies Law, remuneration of our directors requires shareholder approval. Compensation and reimbursement for external directors (as described below) is statutorily determined pursuant to the Israeli Companies Law. Effective as of July 1, 2015, our shareholders approved the payment to each of our non-executive directors, including external directors, of an annual fee of $40,000 and a meeting attendance fee of $1,500 for each Board meeting attended (whether in person or through media), and $1,000 for each Board committee meeting attended (whether in person or through media) (in each case paid in U.S. dollars or in NIS based on the exchange rate on July 1, 2015), subject to additional value added tax, as applicable. Furthermore, effective as of 2015, each non-executive director is entitled to an annual equity-based award, as previously approved by our shareholders and pursuant to the terms of the Compensation Policy.

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
(b) Individual Compensation of Covered Executives
The following describes the compensation of our five most highly compensated office holders in 2025, based on the total of salary costs, bonus cost and equity costs for equity granted and expensed by the Company in 2025 (“Covered

Executives”).
The compensation specified below is broken down into the following components (all amounts specified below are in terms of cost to the Company, as recorded in our financial statements, and U.S. dollar amounts indicated for Salary, Bonus Costs and Equity Costs are in thousands of dollars):

(1)Salary Costs. Salary Costs include gross salary, one-time signing bonuses, benefits and perquisites, including those mandated by applicable law which may include, to the extent applicable to each Covered Executive, payments, contributions and/or allocations for pension, garden leave, severance, vacation, travel and accommodation, car or car allowance, medical insurances and risk insurances (e.g., life, disability, accidents), phone, convalescence pay, relocation, payments for social security, and other benefits consistent with the Company’s guidelines.
(2)Bonus Costs. Bonus Costs represent bonuses granted to the Covered Executive with respect to the year ended December 31, 2025, paid in accordance with the Company’s performance-based bonus plan or as detailed below.
(3)Equity Costs. Represents the expense recorded in our financial statements for the year ended December 31, 2025, with respect to equity granted in 2025 and in previous years (if applicable). For assumptions and key variables used in the calculation of such amounts, see Note 14b of our audited consolidated financial statements.
i.Scott Russell – CEO. Salary Costs - $924; Bonus Costs - $1,236; Equity Costs - $10,492 expense recorded in 2025 for equity granted in 2025.

ii.Darren Rushworth – President, CX International. Salary Costs - $1,034; Bonus Costs - $496; Equity Costs - $1,596 expense recorded in 2025 for equity granted in 2025 and $2,318 expense recorded in 2025 for equity granted in previous years.

iii.Dan Belanger – President, CX Americas. Salary Costs - $559; Bonus Costs - $572; Equity Costs - $1,993 expense recorded in 2025 for equity granted in 2025 and $2,344 expense recorded in 2025 for equity granted in previous years.
iv.Beth Gaspich – CFO. Salary Costs - $595; Bonus Costs $447; Equity Costs - $1,595 expense recorded in 2025 for equity granted in 2025 and $3,690 expense recorded in 2025 for equity granted in previous years.
v.Craig Costigan – CEO, NICE Actimize. Salary Costs - $528; Bonus Costs - $513; Equity Costs - $1,556 expense recorded in 2025 for equity granted in 2025 and $3,390 expense recorded in 2025 for equity granted in previous years.

(c) CEO Compensation
Mr. Scott Russell was appointed as our Chief Executive Officer, or CEO, effective as of January 1, 2025. Under the Israeli Companies Law, the terms of office and employment of a CEO are governed by the Company’s statutory Compensation Policy, which is approved in advance by its shareholders. Generally, such terms must also be approved by the Compensation Committee, Board of Directors, and shareholders, unless the Compensation Committee determines that seeking shareholders’ approval could frustrate the engagement of a new CEO candidate, such as in the case of the appointment Mr. Russell. Thus, Mr. Russell’s terms of office and employment for the year ended December 31, 2025, were approved by our Compensation Committee and the Board. The terms of Mr. Russell’s current compensation are as follows:

Base Salary: As of January 1, 2025 Mr. Russell is entitled to an annual base salary of USD 900,000.
Benefits: Mr. Russell is entitled to the entire range of benefits available through the Company’s employee benefits programs, subject to amendment from time to time, as well as other benefits consistent with our Compensation Policy.
Annual Cash Bonus (performance-based): Mr. Russell is entitled to an annual cash bonus (the “CEO MBO Payment”), based on the achievement of certain performance targets, at an annual target amount of 120% of his annual base salary (the “Target Bonus”).
The targets for our 2025 CEO MBO plan were pre-determined by our Compensation Committee and Board of Directors and are comprised of 80% financial measurable company targets, measured against our actual annual financial results, and 20%

additional performance criteria relating to strategic achievements for the Company. The CEO MBO Payment may increase or decrease to account for over- or under-achievement and is capped at 200% of the CEO's Target Bonus.
Equity Based Compensation: Mr. Russell received an initial equity award, designed to create an initial equity stake as our incoming CEO and create a significant retention incentive, comprised of the following: (i) 55,000 time-based RSUs (the “TRSUs”), which will vest over a four-year period, with 40% vesting one year after his start date, and the remaining 60% vesting in 12 equal quarterly installments thereafter; (ii) 27,500 Performance-Vested RSUs tied to the Company’s financial performance objectives for 2025, which also include a four-year time based vesting schedule identical to the TRSUs (the “PSUs”); and (iii) 27,500 Relative TSR Performance-Vested RSUs (“rTSR PSUs”), which will vest in a single cliff after three years from the grant date, with the number of shares to be earned based on the Company’s relative Total Shareholder Return performance and capped at 150% of the base number of the rTSR PSUs.
Corporate Transaction: Upon a Corporate Transaction or a Change of Control (as such terms are defined in the Company’s 2016 Share Incentive Plan), Mr. Russell will be entitled to acceleration of vesting of the TRSUs and PSUs in accordance with the double trigger mechanism set forth in Section 7.4 of the 2016 Plan, subject to the amendment and modification provisions of the 2016 Plan. The rTSR PSUs become converted to time-vested RSUs upon a change of control in a pro-rated amount based on the portion of the performance period completed. The resulting time-vested RSUs (converted from rTSR PSUs) vest on their original pre-scheduled date, provided that they will also be subject to acceleration of vesting in accordance with the double trigger mechanism set forth in Section 7.4 of the 2016 Plan, subject to the amendment and modification provisions of the 2016 Plan.
Insurance and Indemnification: Similar to all our directors and officers, Mr. Russell is also a party to our directors and officers indemnification agreement and is covered under the Company’s directors and officers insurance, all in accordance with and subject to the Israeli Companies Law and the Company’s articles of association.
Termination of Employment: each of the Company and Mr. Russell is required to provide written notice of six (6) months (the “Notice Period”) prior to termination of employment. During the Notice Period, Mr. Russell will be required to continue to perform the duties and responsibilities of his position, unless the Company decides otherwise, in which case, the Company will continue to compensate Mr. Russell in accordance with his terms of office and employment. In addition, in exchange for the execution and non-revocation of release of claims and rights, Mr. Russell will be eligible for an “Adjustment Period” of an additional six (6) months following the end of the Notice Period.
Future equity grants to Mr. Russell during the term of his employment as CEO shall be subject to approval by our Compensation Committee, Board of Directors, and our shareholders, in accordance with the Israeli Companies Law.
Additional disclosure regarding the compensation of our CEO will be disclosed in our proxy statement.

Item 6.C.    Board Practices
Corporate Governance Practices
We are incorporated in Israel and therefore are subject to various corporate governance practices under the Israeli Companies Law, relating to such matters as external directors, the internal audit committee, the internal auditor and approvals of interested party transactions. These matters are in addition to the ongoing listing conditions of the Nasdaq and other relevant provisions of U.S. securities laws. Under applicable Nasdaq rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of comparable Nasdaq requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. For further information, see Item 16G, “Corporate Governance” of this annual report.
General Board Practices
Our articles of association provide that the number of directors serving on the Board shall be not less than three but shall not exceed 13. Our directors, other than external directors, are elected at the annual shareholders meeting to serve until the next annual meeting or until their earlier resignation, death, bankruptcy, incapacity or removal by a resolution of the general shareholders meeting. Directors may be re-elected at each annual shareholders’ meeting. The Board may appoint additional directors to fill a vacancy however occurring (including a vacancy resulting from the number of directors serving being less than the maximum number stated in article 32(a) of our articles of association), to serve until the next annual shareholders meeting, provided, however, that the Board shall have no obligation to fill any vacancy unless the number of directors is less than three.

The Board may, subject to the provisions of the Israeli Companies Law, appoint a committee of the Board and delegate to such committee all or any of the powers of the Board, as it deems appropriate. Notwithstanding the foregoing and subject to the provisions of the Israeli Companies law, the Board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees. The Board has appointed an internal audit and ESG committee under the Israeli

Companies Law that has three members, an audit committee that has five members, a compensation committee that has four members, a nominating committee that has two members and a mergers and acquisitions committee that has five members. In addition, from time to time the Board may appoint an ad hoc committee for certain purposes, such as the review, negotiation and recommendation of approval of M&A transactions. We do not have, nor do our subsidiaries have, any service contracts granting to the directors any benefits upon termination of their service as Board members.
External Directors
Except as discussed below, under the Israeli Companies Law companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two “external” directors. Pursuant to regulations under the Israeli Companies Law that took effect in April 2016, a Nasdaq-listed company that does not have a controlling shareholder is entitled to opt out of the provisions of the Israeli Companies Law requiring at least two external directors and certain related requirements, so long as the company complies with the SEC regulations and Nasdaq listing rules regarding independent directors and the composition of the audit and compensation committees. The Israeli Companies Law provides that a “controlling shareholder” generally means a shareholder that has the ability to direct the activities of the company, other than by virtue of being an office holder. In addition, with respect to certain matters under the Israeli Companies Law, a shareholder that holds 25% or more of the voting rights in a public company may be deemed a controlling shareholder if no other shareholder holds more than 50% of the voting rights in the company. In December 2016, our shareholders approved amendments to our articles of association, pursuant to which our Board of Directors may elect to opt out of such requirements for appointment of external directors (together the “2016 Relief Amendments”). At this time, our Board of Directors has not made an election to opt out of such requirements.
External directors are required to possess professional qualifications as set out in regulations promulgated under the Israeli Companies Law, and at least one of the external directors is required to have financial and accounting expertise. A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses a high degree of proficiency in, and an understanding of, business accounting matters and financial statements, such that he or she is able to understand the financial statements of the company in depth and initiate a discussion about the manner in which financial data is presented. A director is deemed to have “professional expertise” if he or she holds an academic degree in certain fields or has at least five years of experience in certain senior positions. The Israeli Companies Law provides that a person may not be appointed as an external director if (i) such person or person’s relative or affiliate has, at the date of appointment, or had at any time during the two years preceding such date, any affiliation with the company, a controlling shareholder thereof or their respective affiliates; or (ii) in a company that does not have a 25% shareholder, such person has an affiliation with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company. In general, the term “affiliation” includes: an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an office holder.
No person may serve as an external director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. Until the lapse of two years from termination of office, a company or its controlling shareholder may not give any direct or indirect benefit to the former external director.
External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:
•the majority of shares voted at the meeting shall include at least a majority of the shares of non-controlling shareholders and shares of shareholders who do not have a personal interest (as such term is defined by the Israeli Companies Law) in the approval of such item, present at the meeting and voting on the matter (without taking into account the votes of the abstaining shareholders); or
•the total number of shares of non-controlling shareholders voted against the election of the external directors does not exceed two percent of the aggregate voting rights in the company.
The initial term of an external director is three years and may be extended for up to two additional three-year terms. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the internal audit committee and the Board of Directors confirm that, in light of the external director’s expertise and special contribution to the work of the Board of Directors and its committees, the reelection for such additional period is beneficial to the company. Prior to the approval of the reelection of an external director at a general meeting of shareholders, the shareholders must be informed of the term previously served by him or her and of the reasons why the internal audit committee and the Board of Directors recommended the extension of his or her term. Reelection of an external director may be effected through one of the following mechanisms: (1) the Board of Directors proposed the reelection of the nominee and the election was approved by the shareholders in the same manner required to appoint external directors for their initial term; or (2) one or more shareholders holding the applicable percentage of a company’s voting rights, as required by the Israeli Companies Law, that entitles such shareholder to request the Board of Directors include a certain item on the agenda of a General Meeting, and the reelection is approved in the same manner required to appoint external directors for their initial term. An external director may be removed only in a general meeting, by the same percentage of shareholders as is required for electing an external director, or by a court, and in both cases only if the external director ceases to meet the statutory qualifications for appointment or if he or she has violated the duty of loyalty to us. Unless we actually adopt the applicable relief provided under the 2016 Relief Amendments, each committee of the Company’s Board of Directors which is empowered to exercise any of the Board’s powers is required to include at least one external director, provided that each of the internal audit committee and compensation committee must include all of the external directors. At this time, our Board of Directors has not made an election to opt out of such requirements.

An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, from the company. In accordance with such regulations, our shareholders approved that our external directors are to receive compensation equal to that paid to the other members of the Board of Directors. For further information, please see Item 6, “Directors, Senior Management and Employees—Compensation” in this annual report.
Financial and Accounting Expertise
Pursuant to the Israeli Companies Law, our Board of Directors has determined that at least one member of our Board of Directors must be an “accounting and financial expert.” The Israeli Companies Law requires that all external directors must be “professionally qualified.” Under applicable Nasdaq rules, each member of our audit committee must be financially literate and at least one of the members must have experience or background that results in such member’s financial sophistication. Our Board of Directors has determined that each of Dan Falk and Yocheved Dvir is an “accounting and financial expert” for purposes of the Israeli Companies Law and is financially sophisticated for purposes of applicable Nasdaq rules. See also Item 16A, “Audit Committee Financial Expert” in this annual report.
Independent Directors
Under the rules of the Nasdaq, a majority of our directors are required to be “independent” as defined in applicable Nasdaq rules. All of our directors satisfy the respective independence requirements of Nasdaq.
In addition, our articles of association provide that, if we do not have a shareholder that holds 25% or more of our issued and outstanding share capital, a majority of the directors must be “independent” as defined in the Israeli Companies Law and the regulations promulgated thereunder. If we have a shareholder that holds 25% or more of our issued and outstanding share capital, then at least one third of the directors must be “independent.” All of our directors satisfy the respective independence requirements of the Israeli Companies Law. The qualifications for independent directors under the Israeli Companies Law are similar to those for external directors, as described above under “External Directors”, including the nine-year term limit and the ability to extend such term beyond nine years upon the approval of our internal audit committee and Board of Directors.
Internal Audit Committee
The Israeli Companies Law requires public companies to appoint an internal audit committee. The role of the internal audit committee under the Israeli Companies Law is to examine flaws in the management of the company’s business in consultation with the internal auditors and the independent accountants, and to propose remedial measures to the Board. The internal audit committee also reviews interested party transactions for approval as required by law, including approval of the remuneration of a director in any capacity, which also requires Board, compensation committee and shareholder approval. The internal audit committee also assesses our internal audit system and the performance of our internal auditor and oversees the implementation and enforcement of our compliance program. In addition, the internal audit committee is responsible for establishing procedures for the handling of employees’ complaints as to deficiencies in the management of the Company’s business and the protection to be provided to such employees, and where the Board approves the working plan of the internal auditor, the internal audit committee examines such working plan before its submission to the Board and proposes amendments thereto.

Under the Israeli Companies Law, an internal audit committee must consist of at least three directors, including all of the external directors. The members of the internal audit committee must satisfy certain independence standards under the Israeli Companies Law, and the chairman of the internal audit committee must be an external director. The following may not serve as members of the internal audit committee: the chairman of the Board of Directors, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to the company or to its controlling shareholder, any director who derives most of its income from the controlling shareholder and a controlling shareholder or any relative of a controlling shareholder. Pursuant to the 2016 Relief Amendments, the Company may elect to opt out of the composition and attendance rules set with respect to the internal audit committee under the Israeli Companies Law, so long as the Company complies with the SEC regulations and Nasdaq listing rules regarding the composition and attendance rules in that respect. At this time, our Board of Directors has not made an election to opt out of such requirements.
All of the current members of our Internal Audit and ESG Committee (presently comprised of Yocheved Dvir (Chair), Dan Falk and Zehava Simon) meet these qualifications.
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
Compensation Committee
As required by Nasdaq rules, our compensation committee approves the compensation of our executive officers. The compensation committee is also authorized to approve the grant of stock options and other securities to eligible grantees under our benefit plans pursuant to guidelines adopted by our Board of Directors. However, grants of stock options and other securities to our executive officers also require approval of our Board of Directors. Under the Israeli Companies Law, the Board of Directors of a public company must establish a compensation committee. Pursuant to the 2016 Relief Amendments, the Company may elect to opt out of the relevant composition and attendance rules set under the Israeli Companies Law, and to comply with the SEC regulations and Nasdaq listing rules that apply to the composition and attendance rules of a compensation committee. At this time, our Board of Directors has not made an election to opt out of such requirements and we have continued to comply with the Israeli Companies Law with respect to the composition and attendance rules of a compensation committee, as our compensation committee consists of at least three directors who satisfy the independence qualifications detailed above in “External Directors”, and the chairman of the compensation committee is an external director.
Under the Israeli Companies Law, the compensation committee must (i) approve, for subsequent approval by the Board of Directors and then by the shareholders (by a special majority), a policy governing the compensation of office holders based on specified criteria, (ii) review modifications to the Compensation Policy from time to time, and its implementation and (iii) to approve the actual compensation terms of office holders prior to the approval thereof by the Board of Directors and to the extent required also the approval of Company's shareholders. Under the Israeli Companies Law, the Board of Directors may resolve to adopt the Compensation Policy even if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and the Board of Directors each determine, after having reconsidered the matter, to approve it, based on detailed arguments.

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
All of the current members of the compensation committee (presently comprised of Dan Falk (Chairman), Yocheved Dvir, Leo Apotheker and Zehava Simon) satisfy the respective independence requirements of both the Nasdaq rules and the Israeli Companies Law.
Compensation Policy
Under the Israeli Companies Law, the Compensation Policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The Compensation Policy must relate to certain factors, including advancement of the Company’s objectives, the Company’s business and its long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The Compensation Policy must furthermore consider the following additional factors: the education, skills, expertise and accomplishments of the relevant officer holder; the officer holder’s roles and responsibilities and prior compensation agreements with him or her; the relationship between the cost of the terms of service of an office holder and the average median compensation of the other employees of the Company (including those employed through manpower companies), in particular the ratio between such cost to the average and median salary of such employees of the Company including the impact of disparities in salary upon work relationships in the Company; if the terms of employment include variable components the possibility of reducing variable compensation at the discretion of the Board of Directors; the possibility of setting a limit on the exercise value of non-cash variable compensation; and as to severance compensation, the period of service of the office holder, the terms of his or her compensation during such service period, the Company’s performance during that period of service, the person’s contribution towards the Company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the Company.

The Compensation Policy must also include the following principles, with the exception of office holders who report to the chief executive officer: a means of determining the variable components on the basis of long-term performance and measurable criteria; provided that the Company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, or if such amount is not higher than three months’ salary per annum, taking into account such office holder’s contribution to the Company; the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation at the time of payment, or in the case of equity-based compensation, at the time of grant; the conditions under which an officer holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and such data was restated in the Company’s financial statements; the minimum holding or vesting period for variable, equity-based compensation to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and maximum limits for severance compensation. The Compensation Policy must also consider appropriate incentives from a long-term perspective.

Our Compensation Policy is designed to promote our long-term goals, work plan and policy, and retain, motivate and incentivize our directors and executive officers, while considering the risks that our activities involve, our size, the nature and scope of our activities and the contribution of an officer to the achievement of our goals and maximization of profits, and align the interests of our directors and executive officers with our long-term performance. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our Compensation Policy includes measures designed to reduce our officer’s incentives to take excessive risks that may harm us in the long term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Our Compensation Policy also addresses our executive officer’s individual characteristics (such as his or her respective education, skills, expertise, professional experience, and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers, and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our Compensation Policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses, equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to maximum amounts linked to the executive officer’s base salary.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. According to the terms of our Compensation Policy, at least 80% of the annual cash bonus that may be granted to executive officers (other than our Chief Executive Officer) shall be based on measurable objective targets as approved by our Compensation Committee and Board of Directors on an annual basis, while a limited portion may be based on non-measurable criteria as may be determined by our Chief Executive Officer with the approval of our Compensation Committee and Board of Directors. However, the Compensation Policy if and to the extent permissible under law, allows our Compensation Committee and Board of Directors to increase the portion of targets that are based on non-measurable criteria above the rate of 20%, but not to more than 50%.

The equity-based compensation under our Compensation Policy for our executive officers (including members of our Board of Directors) is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our Compensation Policy provides for executive officer compensation in the form of share options, restricted share units, and restricted shares, in accordance with our share incentive plan then in place. Share options granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, skills, expertise, and professional experience of the executive officer.

In addition, our Compensation Policy contains compensation recovery provisions which allow us under certain conditions to recover bonuses paid in excess, enables our Chief Executive Officer to determine that non-material changes will be made to the benefit terms of our executive officers (provided that the changes of the terms of employment are in accordance with our compensation policy) and allows us to indemnify and insure our executive officers and directors subject to certain limitations set forth thereto.

Our Compensation Policy also provides for compensation to the members of our Board of Directors either: (i) in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time; or (ii) in accordance with the amounts determined in our Compensation Policy.

In accordance with the Companies Law, our Compensation Policy will remain in effect for a period of three years commencing on its readoption on July 17, 2023, until July 17, 2026, unless amended or restated prior thereto. Our Compensation Policy was amended on July 3, 2024, as approved by the shareholders of the Company at the 2024 Annual General Meeting, with the rest of the terms of the Compensation Policy remaining in effect and with its original three year period remaining unchanged.

Nominating Committee
As required by Nasdaq rules, our nominating committee recommends candidates for election to our Board of Directors pursuant to a written charter. Both of the current members of this committee (David Kostman and Dan Falk) are independent directors.
Mergers and Acquisitions Committee
Our Board of Directors has delegated powers with respect to the review and recommendation of mergers and acquisitions and related investments and transactions, which are then subject to approval by the Board of Directors. The committee also has limited authority to approve mergers and acquisitions for consideration up to a certain amount. All of the current members of this committee (presently comprised of David Kostman (Chairman), Dan Falk, Rimon Ben Shaoul, Leo Apotheker and Joe Cowan) are independent directors.
Item 6.D.    Employees.
As of December 31, 2025, we had 9,626 employees worldwide, which represented an increase of approximately 10.3% from December 31, 2024, resulting from both organic and non-organic growth.

The following table sets forth the number of our full-time employees at the end of each of the last three fiscal years as well as the main category of activity and geographic location of such employees:

	At December 31,
Category of Activity	2025	2024	2023

Customer Support	3,207	2,994	3,012
Sales and Marketing	1,948	1,808	1,746
Research and Development	3,521	3,070	2,780
General and Administrative	950	854	846
Total	9,626	8,726	8,384

Geographic Location
Americas	3,860	3,723	3,674
EMEA	1,769	1,546	1,526
APAC	3,997	3,457	3,184
Total	9,626	8,726	8,384

We also utilize temporary employees in various activities. On average, we employed 84 temporary employees and obtained services from 2,174 consultants (not included in the numbers set forth above) during 2025.
Our future success will depend in part upon our ability to attract and retain highly skilled and qualified personnel. Although competition for such personnel is generally intense, we believe that adequate personnel resources are currently available to meet our requirements.
We are not a party to any collective bargaining agreement with our employees or with any labor organization in substantially all jurisdictions where we operate. However, we are subject to certain labor related statutes and certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists’ Association of Israel) that apply to our Israeli employees by order of the Israeli Ministry of Labor and Welfare. These statutes and provisions principally deal with the length of the work day and the work week, minimum wages, insurance coverage of work-related accidents, determination of severance pay and the provisions of other employment matters. Israeli law generally requires the payment of severance pay by employers upon certain circumstances, including, an employee’s death, retirement or termination of employment by the employer without due cause. We currently fund our ongoing severance payment obligations in Israel by making monthly payments to approved severance funds or insurance policies. For more information please see Note 2p of our consolidated financial statements. In addition, according to the National Insurance Law, Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, an organization similar to the U.S. Social Security Administration. These contributions entitle the employees to benefits in periods of unemployment, work injury, maternity leave, disability, reserve military service and bankruptcy or winding-up of the employer and also include payments for national health insurance. The payments to the National Insurance Institute varies between 8.19%-19.7% of an employee’s salary (up to a certain cap as determined from time to time by the law), of which the employee contributes approximately 4.27%-12.16% and the employer contributes approximately 4.51%-7.6%.

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
Item 6.E.    Share Ownership.
As of February 18, 2026, our directors and executive officers then-serving beneficially owned an aggregate of 407,795 ordinary shares, including options and restricted share units to purchase ordinary shares that were vested on such date or that are scheduled to vest within 60 days thereafter, or approximately 0.7% of our outstanding ordinary shares. The options and restricted share units have an average exercise price of $86.15 per share and the options will expire between 2026 and 2032. No individual director or executive officer beneficially owns 1% or more of our outstanding ordinary shares.
The following is a description of each of our equity plans under which awards were outstanding as of February 18, 2026.
Employee Share Purchase Plan (“ESPP” or the “Plan”)
On September 30, 2025, our ESPP, was approved by our shareholders at the Annual General Meeting. The Plan is designed to provide eligible employees of the Company and certain of its subsidiaries and affiliates with an opportunity to acquire an equity interest in the Company through payroll deductions used to purchase of the Company’s shares on favorable terms. The percentage of compensation designated by an Eligible Employee may not be less than 1% and may not be more than the maximum percentage specified by the Administrator of the Plan (the “Administrator”) in each applicable offering document (which maximum percentage shall be 15% in the absence of any such designation).
Subject to the provisions of the Plan, the aggregate number of Shares that may be issued or transferred pursuant to rights granted under the Plan shall be 1,000,000 Shares (the “ESPP Share Pool”). To the extent required, future increases to the ESPP Share Pool shall be brought for approval of our Shareholders.
As determined by the Board, the Administrator shall be the Compensation Committee of the Board (or any other committee or subcommittee of the Board to which the Board delegates administration of the Plan).
Eligible employees become participants in the ESPP by enrolling and authorizing payroll deductions by the deadline established by the Administrator prior to the relevant enrollment date. The applicable purchase price under the Plan shall not be less than eighty-five percent (85%) of the fair market value of a Share on the applicable enrollment date or on the purchase date, whichever is lower.
The Administrator may amend, suspend or terminate the Plan at any time and from time to time; provided, however, that approval of the Company’s shareholders shall be required to amend the Plan to increase the aggregate number, or change the type, of shares that may be sold pursuant to rights under the Plan or as may otherwise be required under Section 423 of the U.S. Internal Revenue Code of 1986 with respect to Section 423 Offerings or as may otherwise be required by applicable stock exchange requirements or applicable law.
As of February 18, 2026, 1,000,000 Shares were available for purchase under the ESPP.

2016 Share Incentive Plan
In February 2016 the Company adopted the 2016 Share Incentive Plan (the “2016 Plan”). The Company adopted the 2016 Plan to provide incentives to employees, directors, consultants and/or contractors by rewarding performance and encouraging behavior that will improve the Company’s profitability. In February 2026, the Company's Board of Directors adopted an extension of the 2016 Plan for 10 years. Additionally, the Company's Board of Directors made certain amendments, mainly clarifying definitions set forth in the plan to reflect up to date standards, and align to current applicable laws, rules and practices.

Under the 2016 Plan, the Company’s employees, directors, consultants and/or contractors may be granted any equity-related award, including: any type of an option to acquire the Company ordinary shares; share appreciation right; share and/or restricted share award (“RSA”); restricted share unit (“RSU”) and/or other share unit; and/or other share-based award and/or other right or benefit under the 2016 Plan, including any such equity-related award that is a performance-based award (each an “Award”).
Generally, under the terms of the 2016 Plan, unless determined otherwise by the administrator of the 2016 Plan, 25% of an Award granted becomes exercisable on the first anniversary of the date of grant and 6.25% becomes exercisable once every quarter during the subsequent three years. Specifically with respect to RSUs and options granted with an exercise price equal to the nominal value of an ordinary share (“par value options”), unless determined otherwise by the Board of Directors, 25% of the RSUs and the par value options granted become vested on each of the four consecutive annual anniversaries following the date of grant. Certain executive officers are entitled to acceleration of vesting of Awards in the event of a change of control, subject to certain conditions reflected in the 2016 Plan, as amended. Different terms related to vesting of Awards may apply with respect to Awards granted in relation to equity grants assumed pursuant to acquisition transactions. Awards with a vesting period expire six years after the date of grant. The maximum number of shares that may be subject to Awards granted under the 2016 Plan is calculated each calendar year as 3% of the Company’s issued and outstanding share capital as of December 31 of the preceding calendar year. Such amount is reset for each calendar year. Awards are non-transferable except by will or the laws of descent and distribution.
Generally, options granted under the 2016 Plan are granted at an exercise price equal to the average of the closing prices of one ADR as quoted on the Nasdaq market during the 30 consecutive calendar days preceding the date of grant, unless determined otherwise by the administrator of the 2016 Plan (including par value options in some cases).
The Company’s Board of Directors also adopted an addendum to the 2016 Plan for Awards granted to residents of Israel (the “2016 Addendum”) and resolved to elect the “Capital Gains Route” (as defined in Section 102(b)(2)) of the Israeli Income Tax Ordinance-5721-1961 (“Tax Ordinance”) for the grant of Awards to Israeli grantees. There is also a U.S. addendum under the 2016 Plan that applies to non-qualified stock options for purposes of U.S. tax laws.
The 2016 Plan is generally administered by our Board of Directors and compensation committee, which determine the grantees under the 2016 Plan and the number of Awards to be granted. As of February 18, 2026, options and restricted share units to purchase 2,687,152 ordinary shares were outstanding under the 2016 Plan at a weighted average exercise price of $12.31.
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
As of February 18, 2026, assumed Guardian Analytics' stock options to purchase 2,729 shares of NiCE were outstanding under the Guardian Plan, at a weighted average exercise price of $31.71. We have registered, through the filing of a registration statement on Form S-8 with the SEC under the Securities Act, 5,823 ordinary shares for issuance under the Guardian Plan.
Item 6.F.     Disclosure of a registrant’s action to recover erroneously awarded compensation.
Not applicable.

Item 7.    Major Shareholders and Related Party Transactions
Item 7.A. Major Shareholders
The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares, with respect to each person known to us to be the beneficial owner of 5% or more of our outstanding ordinary shares, reported as of February 18, 2026. None of our shareholders has any different voting rights than any other shareholder.

Name and Address	Number of Shares		Percent of Shares Beneficially Owned (1)
Harel Insurance Investments & Financial Services Ltd.	3,160,790	(2)	5.3%
Principal Global Investors, LLC (“PGI” doing business as Principal Asset Management)	4,694,996	(3)	7.9%

(1) Based upon 59,403,580 ordinary shares issued and outstanding as of February 18, 2026.
(2) The information is based upon Schedule 13G filed with the SEC by Harel Insurance Investments & Financial Services Ltd. ("Harel Insurance") on February 4, 2026. The address of Harel Insurance is 3 Aba Hillel Street, Ramat Gan 52118, Israel. Pursuant to the Schedule 13G, Harel Insurance has shared voting power over 3,095,994 ordinary shares and shared dispositive power over 3,160,790 ordinary shares. Of the 3,160,790 ordinary shares beneficially owned by Harel Insurance, (i) 3,095,994 ordinary shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel Insurance, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 64,796 ordinary shares are held by third-party client accounts managed by a subsidiary of Harel Insurance as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts.

(3) The information is based upon a letter provided by PGI to the Company, dated February 16, 2026. According to the letter, the shares reported are owned by accounts under the investment management of PGI, which is acting on behalf of various clients. Some of these clients, pursuant to advisory contracts, provide the power to PGI to vote their shares at its own discretion (i.e. without specific written instructions).

As of February 18, 2026, we had 41 registered ADS holders of record in the United States, with our ADS holders holding in total approximately 76% of our outstanding ordinary shares, as reported by JPMorgan Chase Bank, N.A., the depositary for our ADSs.
To our knowledge, we are not directly or indirectly owned or controlled by another corporation or by any foreign government and there are no arrangements that might result in a change in control of our company.
Item 7.B. Related Party Transactions
Other than transactions related to compensation of our executive officers and directors as described under “Item 6. Directors, Senior Management and Employees”, since January 1, 2023, we have not entered into any related party transactions, other than as set forth below.

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
B. Significant Changes
There are no significant changes that occurred since December 31, 2025, except as otherwise disclosed in this annual report and in the annual consolidated financial statements included in this annual report.

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
Item 10..    Additional Information.
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
Directors
Our articles of association provide that the number of directors serving on the Board shall be not less than three but shall not exceed thirteen. As discussed above in Item 6, “Directors, Senior Management and Employees – Board Practices – External Directors,” in December 2016, our shareholders approved amendments to our articles of association, pursuant to which our Board of Directors may elect to opt out of such requirements and we would not be required to have external directors serve on our Board of Directors. At this time, our Board of Directors has not made an election to opt out of such requirements. Our directors, other than external directors, are elected at the annual shareholders meeting to serve until the next annual meeting or until their earlier death, resignation, bankruptcy, incapacity or removal by resolution of the general shareholders meeting. Directors may be re-elected at each annual shareholders’ meeting. The Board may appoint additional directors to fill a vacancy however occurring (including a vacancy resulting from the number of directors serving being less than the maximum number stated in articles 32(a) of our articles of association), to serve until the next annual shareholders meeting, provided, however, that the Board shall have no obligation to fill any vacancy unless the number of directors is less than three. Our officers serve at the discretion of the Board.
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
Subject to the Israeli Companies law, the Board may appoint a committee of the Board and delegate to such committee all or any of the powers of the Board, as it deems appropriate. Under the Israeli Companies Law, the Board of Directors must appoint an internal audit committee comprised of at least three directors. The function of the internal audit committee is to review irregularities in the management of the Company’s business and recommend remedial measures. The committee is also required, under the Israeli Companies Law, to approve certain related party transactions and to assess our internal audit system and the performance of our internal auditor. Notwithstanding the foregoing, the Board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees. The Board has appointed an internal audit and ESG committee which has three members, an audit committee which has five members, a compensation committee which has four members, a nominating committee which has two members and a mergers and acquisitions committee which has five members. For more information on the Company’s committees, please see Item 6, “Directors, Senior Management and Employees—Board Practices” in this annual report.
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
Approval of Office Holder Compensation
Under the Israeli Companies Law, we are required to adopt a compensation policy, recommended by the compensation committee, and approved by the Board of Directors and the shareholders, in that order, at least once every three years. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter (similar to the threshold described above). Our current Compensation

Policy was approved by our shareholders at our 2023 annual general meeting. At our 2024 annual general meeting, our shareholders approved updates to our current Compensation Policy with respect to Executive Equity Award Caps and Performance Mix. In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability - must comply with the Company’s Compensation Policy, subject to certain exemptions under the Companies Law. Although Nasdaq rules generally require shareholder approval when an equity-based compensation plan is established or materially amended, as a foreign private issuer we follow the aforementioned requirements of the Israeli Companies Law.

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

Notwithstanding the foregoing, in certain limited circumstances, prescribed by the Companies Law, a company’s compensation committee and board of directors are permitted to approve the compensation policy or the compensation terms of the chief executive officer, without shareholders' approval.

The compensation terms of other officer holders require the approval of the compensation committee and the Board of Directors. An amendment of existing compensation terms of an office holder who is not a director, if the compensation committee determines that the amendment is not material, requires the approval of the compensation committee only. Pursuant to regulations promulgated under the Israeli Companies Law, an amendment of the existing compensation terms of office holders who are subordinate to the chief executive officer, if the amendment is not material and the changes are in line with the existing Compensation Policy, requires only the chief executive officer’s approval. Under our Compensation Policy, our Chief Executive Officer is authorized to approve non-material changes to the compensation terms of office holders subordinated to him, without seeking the approval of the compensation committee.
The Compensation Policy sets forth the guidelines for the compensation of our office holders. It is tailored to ensure a compensation which balances performance targets and time horizons through rewarding business results and long-term performance. The Compensation Policy requires that compensation of our office holders include a mix of fixed amounts (such as annual based salaries), variable performance-based components (such as performance-based cash incentive compensation), and long term incentive components (such as long-term equity-based compensation, including performance- based equity). Pursuant to the Compensation Policy, performance-based compensation granted may be based on our overall performance, the particular unit performance, individual performance and the results of the customer satisfaction survey conducted annually. Our Compensation Policy includes applicable clawback provisions and references the Company's compensation recovery policy adopted pursuant to the Nasdaq listing rules in response to Exchange Act Rule 10D-1.

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
Required Approvals
In addition, under the Israeli Companies Law, any exemption of, indemnification of, or procurement of insurance coverage for, our office holders must be approved by our compensation committee and our Board of Directors and, if the beneficiary is the chief executive officer or a director, by our shareholders. We have obtained such approvals for the procurement of liability insurance covering our officers and directors and for the grant of indemnification letters to our officers and directors.
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
Meetings of Shareholders
An annual general meeting of our shareholders shall be held once in every calendar year (and no later than 15 months after the preceding annual meeting) at such time and at such place either within or without the State of Israel as may be determined by our Board of Directors.
Our Board of Directors may, whenever it thinks fit, convene a special general meeting at such time and place, within or without the State of Israel, as may be determined by the Board of Directors. In addition, the Israeli Companies Law provides that our Board of Directors is required to convene a special meeting upon the written request of (i) any two of our directors or one-quarter of the members of our Board of Directors or (ii) as a company listed on an exchange in the U.S., one or more shareholders holding, in the aggregate, either (a) 10% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 10% or more of our outstanding voting power.
Under the Israeli Companies Law, one or more shareholders holding at least 1% of the voting rights at the general meeting may request that the board of directors include a matter in the agenda of a general meeting to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting. Notwithstanding the foregoing, as a company listed on an exchange outside of Israel, a matter relating to the appointment or removal of a director may only be requested by one or more shareholders holding at least 5% of the voting rights at the general meeting of the shareholders.
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
Material Contracts
Notes and Indenture

2020 Notes and Indenture

On August 27, 2020, we issued $400 million aggregate principal amount of 0% exchangeable senior notes due 2025 (the “2020 Notes”) and on September 4, 2020, we issued an additional $60 million of the 2020 Notes pursuant to the exercise of the initial purchasers’ option. The 2020 Notes are general unsecured obligations of the Company. The sale of the 2020 Notes generated net proceeds of approximately $451 million. The 2020 Notes were issued pursuant to an indenture (the “2020 Indenture” and collectively with the 2017 Indenture, the "Indentures") between us and U. S. Bank National Association, as trustee (the “Trustee”).

The 2020 Notes did not bear regular interest, and the principal amount of the 2020 Notes did not accrete. However, the remaining debt discount was amortized as additional non-cash interest expense using an effective annual interest rate.

On December 31, 2021, the Company irrevocably elected that all conversions occurring on or after December 31, 2021 would be settled pursuant to Combination Settlement (as defined in the 2020 Indenture) with a Specified Dollar Amount (as defined in the 2020 Indenture) no less than $1,000 per $1,000 principal amount of 2020 Notes. Generally, under this settlement method, the conversion value corresponding to the principal amount will be converted in cash, and the conversion value over the principal amount will be settled, at the Company’s election, in cash or shares or a combination thereof.

The 2020 Notes fully matured on September 15, 2025 and were settled in cash in the amount of $460 million. There was no conversion value over the principal amount.

Credit Agreement

On February 18, 2026, we and NICE Systems entered into a secured Credit Agreement with the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent. The Company completed the closing of the Credit Agreement on February 20, 2026. The Credit Agreement provides for a senior secured revolving facility in an aggregate amount of $300 million USD. The obligations under the Credit Agreement are guaranteed by most of our U.S. material subsidiaries and secured by substantially all of the assets of the Company and the guarantors, subject to certain customary exceptions. Unless terminated earlier, the commitments under the revolving credit facility will expire on February 20, 2029.

We have the right to prepay borrowings under the Credit Agreement and to reduce the unutilized portion of the revolving credit facility, in each case, at any time without premium or penalty (except for customary breakage fees, if any). The interest rates under the Credit Agreement are variable based on SOFR or an alternative base rate (“Base Rate”) at the time of borrowing plus an applicable margin. The applicable margin depends on the Company’s credit rating status. In the case of SOFR rate loans, the applicable margin is 1.50% per annum; provided that, solely during the period (i) starting on the third business day following the date on which NiCE’s corporate credit rating is rated by any two of S&P, Moody’s and Fitch BBB-, Baa3 and/or BBB- (or higher) and (ii) ending on the third business day following the date on which the NiCE’s corporate credit rating is not rated by at least two of S&P, Moody’s and Fitch BBB-, Baa3 and/or BBB- (or higher) (an “IG Rating Period”), such margin shall equal 1.25%. In the case of Base Rate loans, the applicable margin is 0.50% per annum; provided that solely during an IG Rating Period, such margin shall equal 0.25%. A commitment fee will accrue on the average daily unused portion of the revolving facility at a rate of 0.25% per annum, provided that solely during an IG Rating Period, such rate shall equal 0.20%.

The Credit Agreement contains customary covenants, which include, among others, limitations or restrictions on the incurrence of indebtedness, the incurrence of liens, and entry into sales and leaseback transactions, investments, acquisitions, mergers, transfers, leases, licenses, sublicenses or dispositions of assets, including any Equity Interest (as defined in the Credit Agreement) owned by us or any of our subsidiaries, transactions with affiliates and certain transactions limiting the ability of subsidiaries to pay dividends, in each case, subject to certain exceptions. The Credit Agreement also includes a requirement that we maintain a leverage ratio, to be tested quarterly, measured by the ratio of consolidated total net indebtedness to consolidated EBITDA, net of any unrestricted cash and cash equivalents of the Company and its restricted subsidiaries (“Total Net Leverage Ratio”), that does not exceed 3.00 to 1.00; provided that after any acquisition or series of related acquisitions consummated within a six-month period by any loan party with aggregate consideration of at least $250 million, we shall have the option to increase the maximum Total Net Leverage Ratio for each of the four consecutive fiscal quarters ending thereafter (commencing with the fiscal quarter during which such acquisition is consummated) by 0.50:1.00. For these ratios, consolidated EBITDA and consolidated total net indebtedness are calculated in a manner defined in the Credit Agreement. The Credit Agreement also includes customary events of defaults.

As of February 26, 2026, the Company has not drawn any amounts under the Credit Agreement, and the full committed amount remained available.

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
Israeli Tax Considerations
The following is a summary of both the general corporate tax laws applicable to companies in Israel, with special reference to their effect on us, and a discussion of the material tax consequences to holders of our ordinary shares or ADSs related to our domicile in Israel. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular holder in light of his or her personal circumstances or to some types of holders subject to special treatment under Israeli law. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts. The discussion below is subject to change, including due to amendments to Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below. The discussion is not intended, and should not be construed, as a legal or professional tax advice and is not exhaustive of all possible tax considerations. You are urged to consult your own tax advisors as to the Israeli or other tax consequences of the purchase, ownership, and disposition of our ordinary shares or ADSs, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Taxation in Israel
Generally, Israeli-resident companies are subject to corporate tax on their taxable income, including capital gains, at the rate of 23% for 2024 and 2025. However, the effective tax rate payable by a company that is eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments-1959 (the "Investments Law"), and in particular the 6% tax rate in 2025 and in 2024 under the Special Preferred Technology Enterprise and Preferred Technology Enterprise regime (as discussed below), may be considerably less.
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
Tax Benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, as amended.
Pursuant to the Investments Law and its various amendments, our Company and its Israeli subsidiary have been granted “Approved Enterprise” status, allowing us to benefit from significant tax benefits through our “Approved, Beneficiary, Preferred Enterprise” programs up to 2016 tax year. From 2017 onwards, the Company has been eligible to tax benefits as a "Preferred Technological Enterprise", and as a "Special Preferred Technological Enterprise" from 2024 onwards. Continued eligibility for these benefits requires compliance with specific conditions; non-compliance may result in revocation of benefits and interest and inflation adjustments. As of December 31, 2025, we believe that we comply with all the conditions required by the Investments Law.

The New Technological Enterprise Incentives Regime - the “2017 Amendment”

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and became effective January 1, 2017. The 2017 Amendment provides new tax benefits for two types of "Technology Enterprise", as described below, applicable to both the Company and its Israeli subsidiary from the 2017 tax year. The 2017 Amendment is in addition to the other existing tax beneficial programs under the Investments Law.

Benefits under the “Preferred Technology Enterprise” and "Special Preferred Enterprises" regimes include:
•A reduced corporate tax rate of 12% (or 7.5% in Development Area A) on income that qualifies as Preferred Technology Income(as defined in the Investments Law), subject to conditions, including a minimal amount or ratio of annual R&D expenditures and R&D employees, and having at least 25% of annual income derived from export. A technology company satisfying certain conditions (among others, group consolidated revenues of at least NIS 10 billion) will qualify as a Special Preferred Technological Enterprises and will thereby enjoy a reduced corporate tax rate of 6% on such Preferred Technology Income, regardless of the company’s geographic location within Israel;
•A reduced 12% capital gains tax rate on the sale of certain Preferred Intangible Assets (as defined in the Investments Law) by Preferred Technology Enterprise to a foreign related enterprise, provided that the asset was initially purchased from a foreign resident (as defined in the Investment Law) at an amount of NIS 200 million or more and the sale receives prior approval from the IIA. In addition, Special Preferred Technological Enterprises are subject to a reduced corporate tax rate of 6% on capital gains tax derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technological Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the Israel Innovation Authority. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law; and
•Dividends distributed to Israeli shareholders by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income , are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders – subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate, 20% or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid will apply). Such rate may be reduced to 4% on dividends paid to a foreign resident company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the Israel Tax Authority, allowing for a reduced tax rate).

The effective tax rate applying to our Special Preferred Technological Enterprises and Preferred Technology Enterprise is calculated based on the Nexus Principles, considering eligible and ineligible R&D expenses incurred by us, as prescribed in the Regulations.
Income from sources other than the Special Preferred Technological Enterprises and Preferred Technology Income are taxable at regular corporate tax rates of 23% for 2024 and 2025.

Full details regarding our Preferred, Preferred Technology Enterprises and Special Preferred Technological Enterprises may be found in Note 13(a)(1) of our consolidated financial statements.
Tax Benefits and Grants for Research and Development
Israeli tax law allows, under specified conditions, a tax deduction for expenditures, including capital expenditures in scientific research, for the year in which they are incurred. These expenses must relate to scientific research and development projects and must be approved by the relevant Israeli government ministry, determined by the field of research, and the research and development must be conducted for the promotion of the company and carried out by or on behalf of the company seeking such deduction. However, the amount of such deductible expenses is reduced by the sum of any funds received through government grants for the financing of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Tax Ordinance. Expenditures not so approved, but otherwise qualifying for deduction, are deductible in equal amounts over a three‑year period. From time to time we may apply for approval to allow a tax deduction for all or most of research and development expenses during the year incurred.
Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969
Under the Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”), Industrial Companies (as defined below) are entitled to the following tax benefits, among others:
•amortization of the cost of purchased patent, rights to use a patent, and know how that were purchased in good faith and are used for the development or advancement of the Industrial Enterprise, over an eight-year period commencing on the year in which such rights were first exercised;
•amortization in equal amounts over a three-year period of expenses involved with the issuance and listing of shares on a stock market, commencing on the year of the offering; and
•the right to elect, under specified conditions, to file a consolidated tax return with other related Israeli Industrial Companies controlled by it.
Eligibility for benefits under the Industry Encouragement Law does not require prior approval from any governmental authority. Under the Industry Encouragement Law, an “Industrial Company” is defined as an Israeli resident company for tax purposes, incorporating in Israel, deriving at least 90% of its income (other than income from certain government loans), in any tax year, from an “Industrial Enterprise” owned by it and located in Israel or in the "Area" in accordance with the definition under section 3A of the Tax Ordinance.
An “Industrial Enterprise” is defined as an enterprise, which is held by an Industrial Company, whose principal activity in a given tax year is industrial production activity. We believe that we currently qualify as an Industrial Company under the Industry Encouragement Law. There can be no assurance that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Taxation of Holders of Ordinary Shares
The following discussion is a short summary of certain provisions of the tax environment to which holders of our ordinary shares may be subject. However, the same tax treatment would apply to holders of our ADSs.
Capital Gains Tax on Sales of Our Ordinary Shares
Israeli law generally imposes a capital gains tax on the disposition of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the disposition of assets (i) located in Israel, (ii) shares or a right to shares in Israeli companies, or (iii) represent, directly or indirectly, rights to assets located in Israel, by both residents and non-residents of Israel, unless a specific exemption is available or unless an applicable tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Tax Ordinance distinguishes between "Real Capital Gain" and "Inflationary Surplus". The Inflationary Surplus is a portion of the total capital gain equivalent to the increase of the relevant asset’s purchase price attributable to an increase in the Israeli consumer price index, or, under certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the inflationary surplus.
Taxation of Israeli Residents
Israeli individuals are generally subject to a tax rate of 25% on capital gains derived from the sale of shares, whether listed on a stock market or not unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain is generally taxed at a rate of 30%. In addition, if such shareholder is considered a “Substantial Shareholder" (i.e., a shareholder that directly or indirectly, including jointly with such shareholder's "Relative” or another person who collaborates with such shareholder with respect to the material matters of the corporation on a permanent basis pursuant to an agreement, holds at least 10% of any "Means of Control" in the company), at any time during the 12-month period preceding such sale, the tax rate will be 30%. “Means of Control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or direct someone who holds any of such rights on how to exercise these rights, regardless of the source of such right. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in Section 2(1) of the Tax Ordinance are subject to tax at the marginal tax rates applicable to business income (up to 47% in 2025). Certain Israeli institutions that are exempt from tax under Section 9(2) or Section 129C(a)(1) of the Tax Ordinance (such as exempt trust funds and pension funds) may be exempt from capital gains tax on the sale of the shares.
Israeli companies are subject to the corporate tax rate (23 % in 2025) on capital gains derived from the sale of listed shares.
Different tax rates may apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering.
Taxation of Non-Israeli Residents
Non-Israeli residents, both individuals and corporations, are generally exempt from Israeli capital gains tax on gains from the sale of shares publicly traded on the TASE, provided, among others, that such gains were not attributed to a fixed enterprise that the non-resident maintains in Israel. Non-Israeli residents are also exempt from capital gains tax on shares of Israeli companies traded on recognized foreign markets, as long as the shares were not acquired before the issuer’s initial public offering and the gains are not attributed to a fixed enterprise that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents (i) hold, whether directly or indirectly, over 25% of the Means of Control, as such term is defined above, in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of its revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example under the Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States-Israel Tax Treaty”), a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the United States-Israel Tax Treaty (a “U.S. Resident”) is generally exempt from Israeli capital gains tax for sale, exchange or disposition of our ordinary shares under the U.S.-Israel

Tax Treaty unless: (i) (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such U.S. Resident directly or indirectly, holds 10% or more of our voting power during any part of the 12 months period preceding the disposition, subject to certain conditions; or (v) such U.S. Resident is an individual and was present in Israel for 183 days or more in the aggregate during the relevant year. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable. However, under the under the United States-Israel Tax Treaty, a U.S. Resident may be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition of the shares, subject to the limitations under U.S. laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not provide such credit against any U.S. state or local taxes.

Shareholders potentially liable for Israeli tax may face withholding at source and must demonstrate their exemption status. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale (i.e., resident certificate or other documentation). Specifically, in transactions involving the sale of all shares of an Israeli resident company, the Israel Tax Authority may require non-Israeli shareholders to sign a declaration in forms specified by this authority or obtain a specific exemption and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

A tax return, including a computation of the tax due, must be filed and an advance payment must be paid by January 31 and July 31 for sales of securities traded on a stock exchange made in the last six months of the preceding year or the first six months of the current year. However, if all tax due was withheld at source according to applicable provisions of the Tax Ordinance and the regulations promulgated thereunder, the return does not need to be filed if (i) such income was not generated from business in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and an advance payment does not need to be made, and (iii) the taxpayer is not obligated to pay surtax (as detailed below). Capital gains must also be reported on the annual income tax return.

Taxation of Dividends Paid on our Ordinary Shares
Taxation of Israeli Residents
Israeli resident individuals are generally subject to Israeli income tax on dividends received on our ordinary shares. The general applicable tax on dividends is 25% or 30% for a Substantial Shareholder at any time within the 12-month preceding such distribution. Dividends from profits sourced from ordinary income are subject to a 25% withholding tax rate if the shares are registered with a nominee company (whether the recipient is a Substantial Shareholder or not). Dividends from Approved and Beneficiary Enterprises are taxed at 15%, while those from our Preferred Enterprise and Preferred Technology Enterprise are taxed at 20%. If the recipient of the dividend is an Israeli resident corporation, such dividend income is exempt from tax, provided the dividend was derived from income accrued within Israel and received from another corporation subject to Israeli corporate tax. Certain tax exempt Israeli institutions, such as exempt trust funds and pension funds (under Section 9(2) or Section 129C(a)(1) of the Tax Ordinance) may also be exempt from tax on dividends. We cannot guarantee that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

Dividend distributions to Israeli resident corporations are generally not subject to a withholding tax.
Taxation of Non-Israeli Residents
Non-residents of Israel, both individuals and companies, are generally subject to Israeli income tax on dividends paid on our ordinary shares at the rate of 25%, with tax withheld at source, unless an applicable treaty between Israel and the shareholder’s country of residence specifies otherwise. With respect to a person who is a “Substantial Shareholder” (as defined above) at the time of receiving the dividend or on any time during the preceding 12 months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not), 15% if the dividend is distributed from income attributed to an Approved Enterprise or Beneficiary Enterprise, 20% if the dividend is distributed from income attributed to a Preferred Enterprise or a Technological Enterprise, and 4% if the dividend is distributed from income attributed to a Technological Enterprise to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, (please note that the reduced withholding tax rate of 4% will apply only on profits generated after the Preferred Technological Enterprise was acquired by a foreign company), unless a reduced rate is provided under an applicable tax treaty (the reduced rates stated in this paragraph are subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for such reduced tax rate).

For example, under the U.S.-Israel Treaty, the maximum withholding tax on dividend paid by us to a U.S. Resident is 25%. However, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise, Beneficiary Enterprise, Preferred Enterprise or a Preferred Technological Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year. is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Beneficiary Enterprise, Preferred Enterprise or a Preferred Technological Enterprise are not entitled to such reduced rate under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met.

U.S. residents typically have withholding tax deducted at source in Israel and may claim a credit for U.S. federal income tax purposes subject to detailed rules contained in United States tax statutes, rules and regulations. If dividends are attributable to a combination of income derived from income that was subject to tax under the Investments Law and to other sources of income mixed income sources, a blended withholding rate will apply. We cannot guarantee that we will designate distributed profits to reduce shareholders’ tax liability.

Non-resident individuals or corporations receiving dividend income from an Israeli company, from which the full tax was withheld, are generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not derived from a business conducted in Israel, by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not subject to income surtax (as further explained below).

Surtax

Subject to applicable tax treaties, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to a surtax at the rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 721,560 for each of the years 2025 - 2027 which amount is generally linked to the annual change in the Israeli consumer price index (with the exception that based on Israeli new legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027). Additionally, as of January 1, 2025, an additional 2% will be imposed on "Capital Sourced income" (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/business income amount of such individual). This new surtax will apply, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

U.S. Federal Income Tax Considerations
The following is a summary of certain material U.S. federal income tax consequences that generally apply to U.S. holders (defined below) who hold ADSs as capital assets for tax purposes. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing final, temporary and proposed U.S. Treasury regulations thereunder, judicial decisions and published positions of the Internal Revenue Service (the "IRS") and the U.S.-Israel income tax treaty, in each case as in effect as of the date of this annual report, all of which are subject to change at any time (including changes in interpretation), possibly with retroactive effect, in a manner that could adversely affect a U.S. holder.
This summary does not address all U.S. federal income tax matters that may be relevant to a particular prospective holder or all tax considerations that may be relevant with respect to an investment in ADSs, including the U.S. federal estate or gift tax, the Medicare tax on net investment income, or any state, local or non-U.S. tax consequences, of the acquisition, ownership and disposition of ADSs.
This summary does not address tax considerations applicable to a holder of an ADS that may be subject to special tax rules including, without limitation, the following:
•dealers or traders in securities, currencies or notional principal contracts;
•financial institutions, banks and financial services entities;

•insurance companies;
•real estate investment trusts;
•persons subject to special tax accounting rules under Section 451(b) of the Code;
•investors subject to any alternative minimum tax;
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
•investors that acquired the ADSs in a compensatory transaction;
•individual retirement accounts and other tax-deferred accounts;
•traders that elect to use a mark-to-market method of accounting;
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
(a)the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes; or
(b)(i) a court within the United States is able to exercise primary supervision over the administration of the trust; and (ii) one or more United States persons as described in the Code Section 7701(a)(30) have the authority to control all substantial decisions of the trust.
If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds ADSs, the U.S. federal income tax treatment of its partners will generally depend upon the status of the partners and the activities of the partnership. Entities that are treated as partnerships for U.S. federal income tax purposes and persons holding ADSs through such entities should consult their own tax advisors.

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
U.S. Taxation of ADSs
Distributions
Subject to the discussion under “Passive Foreign Investment Companies” below, any distribution received by a U.S. holder of ADSs, including Israeli taxes withheld (see “Israeli Tax Considerations”), will be taxable as a dividend to the extent of our current and accumulated earnings and profits under U.S. federal tax principles. Distributions exceeding earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. holder’s adjusted tax basis in the ADSs and thereafter taxable as capital gains. We do not maintain calculations of our earnings and profits under U.S. federal tax principles. Therefore, U.S. holders should expect to treat a distribution as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as a capital gain under the rules described above. The dividends will not be eligible for the dividends received deduction available to U.S. holders that are corporations in respect of dividends received from other United States corporations.
Under the Code, certain dividends received by non-corporate U.S. holders may be “qualified dividend income,” taxed at a lower capital gains rate. This reduced rate only applies to dividends from a “qualified foreign corporation” that is not a “passive foreign investment company” and only for shares held by a qualified U.S. holder (i.e., a non-corporate holder) for a minimum period (generally 61 days during the 121-day period beginning 60 days before the ex-dividend date). A non-U.S. corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered a qualified foreign corporation if (i) it is eligible for the benefits of a comprehensive tax treaty with the U.S., which includes an exchange of information program or (ii) with respect to dividends it pays on shares that are readily tradable on an established securities market in the U.S. In this regard, shares are generally considered to be readily tradable on an established securities market in the U.S. if they are listed on The Nasdaq Stock Market, as our ADSs are.

Distributions in currency other than U.S. dollars (a “foreign currency”) will be included in gross income of a U.S. holder based on the U.S. dollar value at the exchange rate on the date of receipt. If the payment is converted to U.S. dollars on that date, no foreign currency gain or loss is recognized. If the payment is not converted, the U.S. holder will have a basis in the foreign currency equal to its U.S. dollar value on the receipt date, with any subsequent gain or loss treated as ordinary income or loss.

Generally, dividends received by a U.S. holder with respect to ADSs will be treated as foreign source income for calculating the foreign tax credit limitation. Subject to certain conditions and limitations, any Israeli taxes withheld on dividends at the rate provided by the U.S.-Israel tax treaty may be deducted from taxable income or credited against a U.S. holder’s federal income tax liability. Pursuant to applicable U.S. Treasury regulations (subject to temporary relief potentially available under applicable IRS Notices until further IRS guidance), however, if a U.S. holder is not eligible for the benefits of an applicable income tax treaty or does not elect to apply such tax treaty, then such holder may not be able to claim a foreign tax credit arising from any foreign tax imposed on a distribution on ADSs, depending on the nature of such foreign tax.
The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to various categories of income, including “passive” income and “general” income. The rules relating to foreign tax credits and the timing thereof are complex. U.S. holders should consult their own tax advisors regarding the availability of a foreign tax credit under their particular situation and the potential impact of the applicable U.S. Treasury regulations and IRS Notices.

Sale or Other Disposition of ADSs
If a U.S. holder sells or disposes of ADSs, gain or loss will be recognized for U.S. federal income tax purposes as the difference, if any, between the amount realized and the holder’s adjusted tax basis in the ADSs. If any Israeli tax is imposed on the sale or other disposition of the ADSs, a U.S. holder’s amount realized will include the gross amount of the proceeds before the deduction of the Israeli tax. Subject to the discussion below under the heading “Passive Foreign Investment Companies,” generally, this gain or loss will be a capital in nature, and if the ADSs were held for more than one year, it will be classified as long-term capital gain or loss. Long-term capital gains for individual U.S. holders are generally subject to a lower deferral income tax rate (currently up to 20%) than ordinary income. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as United States source income or loss for purposes of the foreign tax credit. Because gain for the sale or other disposition of the ADSs will be treated as United States source income, and U.S. holders may use foreign tax credits against only the portion of United States federal income tax liability that is attributed to foreign source income in the same category, U.S. holders’ ability to utilize a foreign tax credit with respect to the Israeli tax imposed on any such sale or other disposition, if any, may be significantly limited. In addition, if a U.S. holder is eligible for the benefit of the income tax convention between the United States and the State of Israel and pays Israeli tax in excess of the amount applicable to the U.S. holder under such convention or if the Israeli tax paid is refundable, the U.S. holder will not be able to claim any foreign tax credit or deduction with respect to such excess portion of the Israeli tax paid or the amount of the Israeli tax refunded. In addition, pursuant to applicable U.S. Treasury regulations (subject to temporary relief potentially available under applicable IRS Notices until further IRS guidance), if a U.S. holder is not eligible for the benefits of an applicable income tax treaty or does not elect to apply such tax treaty, then such holder may not be able to claim a foreign tax credit arising from any foreign tax imposed on the disposition of the ADSs, depending on the nature of such foreign tax. The rules governing the treatment of foreign taxes imposed on a U.S. holder and foreign tax credits are complex, and U.S. holders should consult their tax advisors as to whether the Israeli tax on gains may be creditable or deductible in light of their particular circumstances, including their eligibility for benefits under an applicable treaty and the potential impact of applicable U.S. Treasury regulations and IRS Notices.

If a U.S. holder receives foreign currency upon a sale or exchange of ADSs, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such foreign currency will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such foreign currency is converted into U.S. dollars on the date received by the U.S. holder, a cash basis or electing accrual basis U.S. holder generally should not be required to recognize any gain or loss on such conversion.

U.S. holders using an Israeli stockbroker or intermediary may be subject to Israeli withholding tax on capital gains unless they obtain an exemption from the Israeli Tax Authorities or claim any allowable refunds or reductions (see “Israeli
Tax Considerations”). U.S. holders are advised that any Israeli tax paid under circumstances in which an exemption from (or a refund of or a reduction in) such tax was available will not give rise to a deduction or credit for foreign taxes paid for U.S. federal income tax purposes. If applicable, U.S. holders are advised to consult their Israeli stockbroker or intermediary regarding the procedures for obtaining an exemption or reduction.

Passive Foreign Investment Companies
For U.S. federal income tax purposes, we will be considered a passive foreign investment company (“PFIC”) for any taxable year in which, after the application of certain look-through rules, either (i) 75% or more of our gross income is "passive income", as defined in the relevant provisions of the Code; or (ii) 50% or more of our assets (generally determined on a quarterly basis) produce or are held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, royalties, rents, annuity income and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning ADSs.
Based on our market capitalization, the composition of our gross income and our gross assets and the nature of our business, we do not believe that we were classified as a PFIC for the taxable year ended December 31, 2025. Our status in any taxable year will depend on the composition of our assets and activities in each year and because this is a factual determination made annually at the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any taxable year. Moreover, the value of our assets (including intangible assets such as unbooked goodwill) for purposes of the PFIC determination generally will be determined by reference to the trading price of our ordinary shares and ADSs, which could fluctuate significantly. In addition, it is possible that the IRS may take a contrary position with respect to our determination in any particular year. If we were treated as a PFIC in any year during which a U.S. holder owns ADSs, such U.S. holder may be subject to materially adverse tax consequences, including additional U.S. federal income tax liability and tax filing obligations.
You are urged to consult your own tax advisor regarding the possibility of us being classified as a PFIC and the potential tax consequences arising from the ownership and disposition (directly or indirectly) of an interest in a PFIC.
Backup Withholding and Information Reporting

Payments of dividends with respect to ADSs and the proceeds from the sale, retirement, or other disposition of ADSs made by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. holder as may be required under applicable U.S. Treasury regulations. Any paying agent may be required to withhold tax (backup withholding), currently at the rate of 24%, if a non-corporate U.S. holder that is not otherwise exempt fails to provide an accurate taxpayer identification number and comply with other IRS requirements concerning information reporting. Certain U.S. holders (including, among others, corporations and tax-exempt organizations) are not subject to backup withholding. Any amount of backup withholding withheld may be used as a credit or refundable against your U.S. federal income tax liability provided that all the required information is timely furnished to the IRS. U.S. holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

Foreign Asset Reporting
Certain U.S. holders who are specified individuals or specified domestic entities are required to report information relating to an interest in our ADSs on IRS Form 8938 (Statement of Specified Foreign Financial Assets) if the aggregate value of certain foreign financial assets exceeds certain threshold amounts, subject to certain exceptions (including an exception for shares held in accounts maintained by financial institutions). U.S. holders are encouraged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ADSs.
Documents on Display
We are subject to certain of the information reporting requirements of the Exchange Act. As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares; however, following recent amendment to Section 16(a) of the Exchange Act, our directors and certain of our officers will become subject to the reporting provisions set forth therein, effective March 18, 2026. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Nasdaq rules generally require that companies send an annual report to shareholders prior to the annual general meeting, however we rely upon an exception under the Nasdaq rules and follow the generally accepted business practice for companies in Israel. Specifically, we file annual reports on Form 20-F, which contain financial statements audited by an independent accounting firm, electronically with the SEC and post a copy on our website. We also furnish to the SEC quarterly reports on Form 6-K containing unaudited financial information after the end of each of the first three quarters.
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

Foreign Currency Exchange Risk
We conduct our business primarily in U.S. dollars but also in the currencies of Israel, the U.K., the E.U., India and Philippines, as well as other currencies. Thus, we are exposed to foreign exchange fluctuations, primarily in NIS, GBP, EUR, INR and PHP. We monitor foreign currency exposure and from time to time we may use various instruments to preserve the value of sale transactions and commitments, however, this cannot assure us protection against risks of currency fluctuations. For more information regarding foreign currency related risks, please refer to Item 3, “Key Information - Risk Factors -General Risks Factors” of this annual report. We use currency forward contracts and option contracts in order to protect against the increase in value of forecasted non-dollar currency cash flows and to hedge future anticipated payments.
As of December 31, 2025, we had outstanding currency forward contracts to hedge payroll, facilities expenses and lease obligations, denominated in NIS, INR, PHP and ,COP in the total amount of approximately $218.50 million. The fair value adjustment of those contracts was approximately $6.8 million. These transactions were for a period of up to one year.
The following table details the balance sheet exposure (i.e., the difference between assets and liabilities) in our main foreign currencies, as of December 31, 2025, against the relevant functional currency.

	Functional currencies
	(In U.S. dollars in millions)
	USD	GBP	CAD	MXN	AUD	SGD
Foreign currencies
USD		$40	$51	$4	$(4)	$11
GBP	$25		$—	$—	$—	$—
EUR	$(12)	$6	$—	$—	$(1)	$—
CAD	$49	$(1)		$—	$—	$—
AUD	$11	$(1)	$—	$—	$16	$—
MXN	$7	$—	$—		$—	$—
CHF	$—	$—	$—	$—	$—	$—
JPY	$2	$—	$—	$—	$—	$—
INR	$8	$—	$—	$—	$—	$—
SGD	$2	$—	$—	$—	$—
HKD	$(4)	$—	$—	$—	$—	$—
NIS	$(12)	$—	$—	$—	$—	$—
PHP	$—	$—	$—	$—	$—	$—
BRL	$—	$—	$—	$—	$—	$—
Other currencies	$(20)	$2	$—	$—	$—	$4

The table below presents the fair value of firmly committed transactions for lease obligations denominated in currencies other than the U.S. dollar, which is our reporting currency:

	(In U.S. dollars in millions)
	New Israeli Shekel	Other currencies *	Total
Less than 1 year	$(5)	$(5)	$(10)
1-3 years	$(9)	$(9)	$(18)
3-5 years	$(8)	$(6)	$(14)
Over 5 years	$(7)	$(2)	$(9)
Total	$(29)	$(22)	$(51)
*    Other currencies include the following currencies: AUD, EUR, GBP, INR, JPY, PHP, COP and SGD.
Interest Rate Risk
We are subject to interest rate risk on our investments and on our borrowings.
On August 24, 2020, we issued $460 million aggregate principal amount of 0% exchangeable senior notes due 2025.
The 2020 Notes fully matured on Sep 15, 2025 and were settled in cash in the amount of $460 million. There was no conversion value over the principal amount.
Our investments are exposed to market risk due to fluctuations in interest rates, which may affect our interest income and the fair market value of our marketable securities portfolio.
Our short term investment portfolio consists of investment-grade corporate debentures, U.S. Government agencies and U.S. treasuries. As of December 31, 2025, 10.3% of our portfolio was in such securities and the remainder was in dollar deposits.
We invest in dollar deposits with U.S. banks, European banks, Israeli banks and money market funds. As of December 31, 2025, 5% of our portfolio was in such deposits. Since these investments are for short periods, interest income is sensitive to changes in interest rates.
The weighted average duration of the securities portfolio, as of December 31, 2025, is 0.88 years. The securities in our marketable securities portfolio are rated generally as A+ according to Standard and Poor’s rating or A1, according to Moody’s rating. Securities representing 8% of the marketable securities portfolio are rated as AAA; securities representing 39% of the marketable securities portfolio are rated as AA; securities representing 50% of the marketable securities portfolio are rated as A; securities representing 3% of the marketable securities portfolio are rated as BBB+
The table below presents the fair value of marketable securities which are subject to risk of changes in interest rate, segregated by maturity dates (in U.S. dollars, in millions):

	Amortized Cost				Estimated fair value
	Up to 1 year	1-3 years	4-7 years	Total	Up to 1 year	1-3 years	4-7 years	Total
Corporate debentures	19.0	15.9	—	34.9	19.1	16.0	—	35.0
U.S. treasuries	1.5	1.5	—	3.0	1.5	1.5	—	3.0
U.S. government agencies	—	—	—	—	—	—	—	—
Total	20.5	17.4	—	37.9	20.6	17.5	—	38.0
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
In respect of 2025, we received a payment in the amount of approximately $0.8 million from the Depositary as reimbursement for expenses we incurred in 2025 in relation to the maintenance and administration of the ADR program.

PART II
Item 13.    Defaults, Dividend Arrearages and Delinquencies.
None.
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.
None.
Item 15.    Controls and Procedures.
Disclosure Controls and Procedures
An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of NiCE’s disclosure controls and procedures (as defined in Rule 13a-15(e) under Exchange Act) as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer) concluded that NiCE’s disclosure controls and procedures were effective as of such date.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
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
Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. Our management based its assessment on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2025, our internal control over financial reporting was effective at the reasonable assurance level.
Attestation Report of the Independent Registered Public Accounting Firm
Our independent registered public accounting firm, Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global independently assessed the effectiveness of our internal control over financial reporting and has issued an attestation report, which is included under Item 18 on page F-5 of this annual report.

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

Item 16B.    Code of Ethics.
We have adopted a Code of Ethics and Business Conduct (the “Code of Ethics”) that applies to our principal executive and financial officers, and that also applies to all of our employees. If we make any substantive amendments to the Code of Ethics or grant any waiver from a provision of this code to our principal executive officer or principal financial officers, we will disclose the nature of such amendment or waiver on our website.
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
Item 16C.    Principal Accountant Fees and Services.
Fees Paid to Independent Auditors
Fees billed or expected to be billed by Kost, Forer, Gabbay & Kasierer, a member of EY Global, and other members of EY Global for professional services for each of the last two fiscal years were as follows:

Services Rendered	2025 Fees	2024 Fees
Audit (1)	$1,244	$1,144
Audit-related (2)	$384	$369
Tax (3)	$406	$468
All Other Fees	$—	$—
Total	$2,034	$1,981
(1)Audit fees refer to audit services for each of the years shown in this table which include fees associated with the annual audit for each of 2024 and 2025 (including an audit in each such year in accordance with section 404 of the Sarbanes-Oxley Act), certain procedures regarding our quarterly financial results submitted on Form 6-K, consultations concerning financial accounting and various accounting issues and performance of local statutory audits.
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
Item 16D.    Exemptions from the Listing Standards for Audit Committees.
Not applicable.

Item 16E.    Purchases of Equity Securities By the Issuer and Affiliated Purchasers.
During 2025, we repurchased our ordinary shares as described in the table below.

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs

	(In dollars, except share amounts)

January 1 - January 31	4,464	170	4,464	388,039,099
February 1 - February 28	251,302	155.82	251,302	348,880,719
March 1 - March 31	1,423,313	149.24	1,423,313	136,468,498
April 1 - April 30	—	—	—	136,468,498
May 1 - May 31	28,629	167.12	28,629	131,683,924
June 1 - June 30	154,081	169.10	154,081	105,629,312
July 1 - July 31	3,260	168.91	3,260	105,078,668
August 1 - August 31	105,000	138.31	105,000	90,556,151
September 1 - September 30	176,887	144.03	176,887	65,078,764
October 1 - October 31	22,805	144.78	22,805	61,777,056
November 1 - November 30	296,511	117.12	296,511	27,050,609
December 1 - December 31	1,170,585	108.63	1,170,585	397,949,370
As of December 31, 2025	3,636,837	134.43	3,636,837	397,949,370
On June 7, 2024, our Board authorized a program to repurchase up to $500 million of our issued and outstanding ordinary shares and ADRs, which was fully executed by December 31, 2025. On May 15, 2025, our Board of Directors authorized an additional new $500 million share repurchase program, and on February 18, 2026, our Board of Directors further approved an additional new $600 million share repurchase program. Repurchases may be made from time to time in the open market or in privately negotiated transactions in accordance with applicable securities laws and regulations. The timing and amount of the repurchase transactions will be determined by management and may depend on a variety of factors including market conditions, alternative investment opportunities and other considerations.

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
Item 16F.    Change in Registrant’s Certifying Accountant.
None.

Item 16G.    Corporate Governance.
We follow the Israeli Companies Law, the relevant provisions of which are summarized in this annual report, rather than comply with the Nasdaq requirements relating to:
(i) Quorum for shareholder meetings. While the Nasdaq rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our articles of association provide that a quorum of two or more shareholders holding at least 25% of the voting rights present in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of any number of shareholders present in person or by proxy (see Item 10, “Additional Information – Memorandum and Articles of Association – Meetings of Shareholders” in this annual report for additional information);
(ii) Shareholder approval with respect to issuance of securities under equity-based compensation plans. Although the Nasdaq rules generally require shareholder approval of equity compensation plans and material amendments thereto, we follow Israeli practice, which is to have such plans and amendments approved only by the Board of Directors, unless such arrangements are for the compensation of the chief executive officer or directors, in which case they also require the approval of the compensation committee and the shareholders. In addition, rather than follow the Nasdaq rules requiring shareholder approval for the issuance of securities in certain circumstances, we follow Israeli law, under which a private placement of securities requires approval by our board of directors and shareholders if it will cause a person to become a controlling shareholder (generally presumed at 25% ownership) or if: (a) the securities issued amount to 20% or more of our outstanding voting rights before the issuance; (b) some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and (c) transaction will increase the relative holdings of a shareholder that holds 5% or more of our outstanding share capital or voting rights or will cause any person to become, as a result of the issuance, a holder of more than 5% of our outstanding share capital or voting rights (see Item 10, “Additional Information – Memorandum and Articles of Association – Approval of Certain Transactions” and “Approval of Office Holder Compensation” in this annual report for more information);
(iii) Annual reports to shareholders. While Nasdaq rules generally require sending an annual report to shareholders prior to the annual general meeting, we rely on an exemption for Foreign Private Issuers and follow Israeli business practice. Specifically, we file annual reports on Form 20-F (containing audited financial statements) and furnish quarterly reports on Form 6-K (containing unaudited financial information) with the SEC. These reports, along with other information we file or furnish, are available electronically on the SEC’s website (http://www.sec.gov) and on our investor relations website (http://www.nice.com/company/investors). Information on our website is for informational purposes only and is not incorporated by reference into this annual report (see Item 10, “Additional Information – Documents on Display” in this annual report for additional information).
Item 16H.    Mine Safety Disclosure.
Not Applicable.
Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.
Not Applicable.

Item. 16J.     Insider Trading Policies
Our Board of Directors has adopted an insider trading policy (the "Insider Trading Policy"), governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and Nasdaq listing standards. A copy of the Insider Trading Policy is filed as Exhibit 11.1 to this Annual Report.

Item. 16K.     Cybersecurity
Cybersecurity forms an integral part of our risk management processes. We have established and maintain a Cybersecurity Risk Program which has been developed to assess, identify and manage material risks from cybersecurity threats. Our Cybersecurity Risk Program is integrated into our overall risk management program, and shares common methodologies, reporting channels and governance processes that apply to other enterprise risk areas. Our program is inclusive of related information security personnel, as well as tools, policies and procedures designed to protect the confidentiality, integrity, and availability of our systems, products and services as well as the information contained therein. Our internal cybersecurity policies and procedures incorporate industry practices and are assessed annually as part of our Cybersecurity Risk Program review. These policies and procedures include information security policies, incident response procedure, risk assessment procedures and a vendor management policy.
We utilize multiple third-party experts to support our program, to advise and assist us in evaluating and enhancing our cybersecurity processes. These experts include threat monitoring service providers, cyber software and managed service providers, penetration testing firms, forensic investigators, cybersecurity consultants, and legal counsel specializing in the cyber domain.

We conduct cybersecurity risk assessments and audits, both internally and through the engagement of third parties. These processes include scanning of our information systems for vulnerabilities, including by conducting penetration testing, and we maintain tools to detect unusual or unauthorized activities that may affect our systems, products, and services. We also retain the services of a reputable third-party firm for threat monitoring and detection.

We have processes to educate our employees, contractors, partners, and vendors regarding their cybersecurity responsibilities. For example, employees are provided annual cybersecurity training and other on-going cybersecurity awareness exercises.

We maintain a third-party risk management process in order to identify, assess and mitigate the risks associated with our third-party service providers. As part of this process, depending on each provider’s operationality criticality and risk profile, we may conduct assessments, monitor performance and seek to impose contractual security obligations where possible.

Our incident response policy provides guidelines for the identification, handling and reporting of cybersecurity incidents to internal stakeholders and external parties, where warranted. Additional guidelines covered under our incident response policy include steps for incident identification, containment, eradication, recovery, and lessons learned activities.

Our Cybersecurity Risk Program is led by our Corporate VP Information Security who is primarily responsible for assessing and managing cybersecurity risks and threats, and reports to our Chief Operating Officer. Our Corporate VP Information Security has significant experience assessing and managing cybersecurity programs and risks and has extensive cybersecurity knowledge. Members of the corporate cybersecurity team are responsible for implementing and maintaining the cybersecurity program and practices for the Company. Other cybersecurity teams and professionals within our Company have the responsibility to implement and maintain cybersecurity processes within their business lines. Such teams and individuals work in coordination with our corporate cybersecurity team and under the guidance of our Corporate VP Information Security. The corporate cybersecurity team works closely with the SOC team, which serves as the central hub for monitoring and responding to security incidents and is trained to support our management in incident related matters.

Our management is committed to maintaining a robust cybersecurity program, which includes supplying the necessary resources to sustain the program, including people, tools, processes, procedures, and education. Cybersecurity risks and controls are evaluated and reviewed by our senior management, including as part of our internal audits that are presented to the Internal Audit and ESG Committee of the Board of Directors. Our Board of Directors has ultimate oversight of cybersecurity risk management as part of its general oversight function. Our Board of Directors receives and reviews updates, reports and presentations, including from our Corporate VP Information Security, related to cybersecurity threats, significant incidents and trends as well as to our cybersecurity program.

Through the date of filing this annual report, we have not identified any risks from known, cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected our business strategy, results of operations, or financial condition. We face ongoing risks form certain cybersecurity threats that, if realized in the future, would materially impact our business, results of operations or financial condition. For information on the market risks relating to cybersecurity, please see Item 3, "Key Information - Risk Factors - Risks Relating to Information and Product Security and Intellectual Property” in this annual report.

PART III
Item 17.    Financial Statements.
Not Applicable.
Item 18.    Financial Statements.
See pages F-1 through F-59 of this annual report attached hereto.

Item 19.    Exhibits.

Exhibit No.	Description
1.1
Amended and Restated Memorandum of Association, as approved on December 21, 2006 (English translation) (filed as Exhibit 1.1 to NICE Ltd.’s Annual Report on Form 20-F filed with the SEC on June 13, 2007, and incorporated herein by reference).

1.2
Amended and Restated Articles of Association of NICE Ltd., as amended through September 30, 2025 ( previously filed as Exhibit A to Exhibit 99.1 to, and incorporated by reference from, NICE’s Current Report on Form 6-K filed with the Commission on August 21, 2025).

2.1	Form of Share Certificate (filed as Exhibit 4.1 to Amendment No. 1 to NICE Ltd.’s Registration Statement on Form F-1 (Registration No. 333-99640) filed with the SEC on December 29, 1995, and incorporated herein by reference).
2.2
Form of Deposit Agreement including Form of ADR Certificate (filed as Exhibit 99(a) to NICE Ltd.’s Registration Statement on Form F-6 (Registration No. 333-203623) filed with the SEC on April 24, 2015, and incorporated herein by reference).

2.3
Form of Amendment No. 1 to the Deposit Agreement, including Form ADR Certificate (filed as Exhibit 99(a)(2) to the Post-Effective Amendment No. 1 to the Form F-6 (Registration No. 333-303623) filed with the SEC on April 29, 2020 and incorporated herein by reference.

2.4	Description of Securities (filed as Exhibit 2.4 to NICE Ltd.'s Annual Report on Form 20-F filed with the SEC on March 30, 2023, and incorporated herein by reference).
4.1	NICE Ltd.'s Executives & Directors Compensation Policy (filed as Exhibit A in Exhibit 99.1 of NICE's Report on Form 6-K filed with the SEC on June 8, 2023, and incorporated herein by reference).
4.2	Amendment to Executives & Directors Compensation Policy (filed as Annex A in Exhibit 99.1 of NICE's Report on Form 6-K filed with the SEC on May 24, 2024 and incorporated herein by reference).
4.3
Guardian Analytics, Inc. 2006 Stock Plan (filed as Exhibit 4.4 to NICE Ltd.’s Registration Statement on Form S-8 (Registration No. 333-249186), filed with the SEC on October 1, 2020, and incorporated herein by reference).

4.4	2020 Indenture, dated August 27, 2020 (filed as Exhibit 4.14 to NICE Ltd.'s Annual Report on Form 20-F filed with the SEC on March 23, 2021, and incorporated herein by reference).
4.5	NICE Ltd. 2016 Share Incentive Plan.
4.6
NICE Ltd. Employee Share Purchase Plan (previously filed as Exhibit B to Exhibit 99.1 to, and incorporated by reference from, NICE’s Current Report on Form 6-K filed with the Commission on August 21, 2025).

4.7*	Credit Agreement, dated as of February 18, 2026, among NICE Ltd., Nice Systems Inc., the lenders party thereto, and JPMorgan Chase Bank, N.A.
8.1	List of significant subsidiaries.
11.1	NICE Ltd. Policy on Insider Trading.
12.1	Certification by the Chief Executive Officer of NICE Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act 2002.

12.2	Certification by the Chief Financial Officer of NICE Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer of NICE Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer of NICE Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of EY Global.
97.1
NICE Ltd. Policy for Recovery of Erroneously Awarded Compensation (filed as Exhibit 97.1 to NICE Ltd.'s Annual Report on Form 20-F, filed with the SEC on March 27, 2024, and incorporated here by reference).

101
The following financial information from NICE Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2025, formatted in Inline XBRL ("iXBRL"): (i) Consolidated Balance Sheets at December 31, 2025 and 2024; (ii) Consolidated Statements of Income for the years ended December 31, 2025, 2024 and 2023; (iii) Statements of Changes in Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2025, 2024 and 2023; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023; and (v) Notes to Consolidated Financial Statements.

* Schedules (or similar attachments) to these exhibits have not been filed since they do not contain information material to an investment or voting decision and that information is not otherwise disclosed in these exhibits or the Form 20-F.

NICE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025
IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

NICE Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NICE Ltd. and its subsidiaries (the Company) as of December 31, 2025, and 2024, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 26, 2026, expressed an unqualified opinion thereon.

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

Revenue Recognition
Description of the Matter
As described in Note 2 to the Consolidated Financial Statements, the Company generates revenues mainly from services, including cloud-based services, and licensing of its software products. The Company enters into contracts with customers that often include promises to transfer multiple products and services, which are accounted for separately if they are distinct performance obligations. In such contracts, the transaction price is then allocated to the distinct performance obligations mainly on a relative standalone selling price basis and revenue is recognized when control of the distinct performance obligation is transferred.

Auditing the Company's recognition of revenue required significant judgment to evaluate (a) the identification and determination of whether products and services are considered distinct performance obligations, (b) management’s determination of stand-alone selling prices, particularly for products and services that are not sold separately and (c) the timing of revenue recognition.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s process to identify performance obligations, the determination of stand-alone selling prices for each distinct performance obligation and the timing of revenue recognition.

Our audit procedures also included, among others, reading the executed contract and purchase order to understand the contract, identifying the performance obligation(s), determining the distinct performance obligations, and evaluating the timing of revenue recognition for a sample of individual sales transactions. We evaluated the accuracy of the Company’s contract summary documentation, specifically related to the identification and determination of distinct performance obligations and the timing of revenue recognition. We also evaluated the reasonableness of management's estimate of stand-alone selling prices for products and services and tested the mathematical accuracy of management's calculations of revenue.

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Business Combination
Description of the Matter
As described in Note 1 to the consolidated financial statements, during 2025, the Company completed its acquisition of Cognigy GmbH for a total consideration of $887.3 million. The transaction was accounted for as a business combination.

Auditing the Company's accounting for its acquisition of Cognigy GmbH was complex due to the significant estimation uncertainty required by management in determining the fair value of the identified intangible assets, which principally consisted of technology intangible asset in the amount of $390.0 million (hereinafter, “the Intangible Asset"). The Company used the Multi-period Excess Earning method of the income approach to measure the fair value of this Intangible Asset. The significant assumptions used to estimate the fair value of the Intangible Asset included, among others, discount rate, projected revenue growth rates and cost of goods sold. These significant assumptions are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's process for accounting of acquisition. This included testing controls over the estimation process supporting the recognition and measurement of the Intangible Asset, including the valuation models and underlying assumptions used to develop such estimates.

To test the estimated fair value of the Intangible Asset, we performed audit procedures that included, among others, evaluating the methods and significant assumptions used by the Company, and evaluating the completeness and accuracy of the underlying data supporting the significant assumptions and estimates. For example, we compared the revenue growth rates, expected costs and profitability to historical financial information, comparable companies and market and economic trends. We involved our valuation specialists to assist in evaluation of the methodology used by the Company and certain assumptions included in the fair value estimates. Our valuation specialists’ procedures included, among others, developing a range of independent estimates for the discount rates used in the valuation models and comparing those to the discount rates selected by management.

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global
We have served as the Company's auditor since 1995.
Tel-Aviv, Israel
February 26, 2026

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of NICE Ltd.

Opinion on Internal Control Over Financial Reporting
We have audited NICE Ltd. and its subsidiaries' internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, NICE Ltd. and its subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 26, 2026, expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global
Tel-Aviv, Israel
February 26, 2026

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2025	2024
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$379,388	$481,712
Short-term investments	38,010	1,139,996
Trade receivables (net of allowance for credit losses of $17,974 and $13,182 at December 31, 2025 and 2024, respectively)	737,954	643,985
Prepaid expenses and other current assets	223,780	239,080

Total current assets	1,379,132	2,504,773

LONG-TERM ASSETS:
Prepaid expenses and other long-term assets	233,095	212,512
Property and equipment, net	189,395	185,292
Deferred tax assets	198,213	219,232
Operating lease right-of-use assets	78,064	93,083
Other intangible assets, net	587,599	231,346
Goodwill	2,440,532	1,849,668

Total long-term assets	3,726,898	2,791,133

Total assets	$5,106,030	$5,295,906

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2025	2024
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$100,782	$110,603
Deferred revenues and advances from customers	303,911	299,367
Current maturities of operating leases liabilities	13,742	12,554
Debt	—	458,791
Accrued expenses and other liabilities	469,192	593,109

Total current liabilities	887,627	1,474,424

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	61,392	66,289
Accrued severance pay	23,821	20,291
Deferred tax liabilities	109,993	1,965
Operating leases	75,059	92,258
Other long-term liabilities	71,610	37,516

Total long-term liabilities	341,875	218,319

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital-
Ordinary shares of NIS 1 par value:
Authorized: 125,000,000 shares at December 31, 2025 and 2024; Issued: 74,774,827 shares at December 31, 2025 and 2024; Outstanding: 60,427,562 and 63,249,843 shares at December 31, 2025 and 2024, respectively	18,961	18,961
Additional paid-in capital	2,381,750	2,278,672
Treasury shares at cost – 14,347,265 and 11,524,984 Ordinary shares at December 31, 2025 and 2024, respectively	(1,802,988)	(1,339,218)
Accumulated other comprehensive loss	(35,693)	(71,070)
Retained earnings	3,314,498	2,702,397
Total attributable to NiCE Ltd.'s shareholders	3,876,528	3,589,742

Non-controlling interests	—	13,421

Total shareholders' equity	3,876,528	3,603,163

Total liabilities and shareholders' equity	$5,106,030	$5,295,906
The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2025	2024	2023
Revenue:
Cloud	$2,238,421	$1,984,160	$1,581,825
Services	559,989	596,031	641,387
Product	146,989	155,081	154,296

Total revenue	2,945,399	2,735,272	2,377,508

Cost of revenue:
Cloud	770,476	699,713	553,654
Services	193,934	184,410	188,890
Product	24,844	25,401	25,629

Total cost of revenue	989,254	909,524	768,173

Gross profit	1,956,145	1,825,748	1,609,335

Operating expenses:
Research and development, net	360,450	360,607	322,708
Selling and marketing	661,132	642,251	599,114
General and administrative	288,805	276,936	252,286

Total operating expenses	1,310,387	1,279,794	1,174,108

Operating income	645,758	545,954	435,227
Financial income and other, net	58,259	58,872	22,473

Income before taxes on income	704,017	604,826	457,700
Taxes on income	91,916	162,238	119,399

Net income	612,101	442,588	338,301

Basic earnings per share	$9.82	$6.97	$5.32

Diluted earnings per share	$9.67	$6.76	$5.11

Weighted average number of shares (in thousands) used in computing:
Basic earnings per share	62,333	63,483	63,590

Diluted earnings per share	63,323	65,506	66,265
The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023
Net income	$612,101	$442,588	$338,301

Change in foreign currency translation adjustment	24,903	(13,355)	13,810

Available-for-sale investments:
Change in net unrealized gains (losses)	(749)	919	18,029
Less - reclassification adjustment for net gains (losses) realized and included in net income	4,467	(423)	12,271

Net change (net of tax effect of $(214), $(342) and $(4,130) )	3,718	496	30,300

Cash flow hedges:
Change in unrealized gains (losses)	16,844	(3,621)	(5,300)
Less - reclassification adjustment for net gains (losses) realized and included in net income	(10,088)	4,520	13,335

Net change (net of tax effect of $(431), $10 and $(1,096))	6,756	899	8,035

Total other comprehensive income (loss)	35,377	(11,960)	52,145

Comprehensive income	$647,478	$430,628	$390,446

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Retained earnings	Non-controlling Interest	Total shareholders' equity
Balance as of January 1, 2025	$18,961	$2,278,672	$(1,339,218)	$(71,070)	$2,702,397	$13,421	$3,603,163
Stock-based compensation	—	150,155	—	—	—	—	150,155
Issuance of treasury shares under share-based compensation plan (814,556 ordinary shares)	—	(24,032)	25,141	—	—	—	1,109
Treasury shares purchase	—	—	(488,911)	—	—	—	(488,911)
Other comprehensive income	—	—	—	35,377	—	—	35,377
Transactions with non-controlling interests	—	(23,045)	—	—	—	(13,421)	(36,466)
Net income attributable to NiCE Shareholders	—	—	—	—	612,101	—	612,101
Balance as of December 31, 2025	$18,961	$2,381,750	$(1,802,988)	$(35,693)	$3,314,498	$—	$3,876,528

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Retained earnings	Non-controlling Interest	Total shareholders' equity
Balance as of January 1, 2024	$18,961	$2,123,487	$(1,005,104)	$(59,110)	$2,262,898	$13,368	$3,354,500
Stock-based compensation	—	187,101	—	—	—	—	187,101
Issuance of treasury shares under share-based compensation plan (945,979 ordinary shares) and exercise of warrants (1,513,183 ordinary shares)	—	(31,916)	34,979	—	—	—	3,063
Treasury shares purchase	—	—	(369,093)	—	—	—	(369,093)
Other comprehensive loss	—	—	—	(11,960)	—	—	(11,960)
Dividends Paid to non-controlling interest	—	—	—	—	—	(3,036)	(3,036)
Net income attributable to NiCE Shareholders	—	—	—	—	439,499	—	439,499
Net income attributable to non-controlling interests	—	—	—	—	—	3,089	3,089
Balance as of December 31, 2024	$18,961	$2,278,672	$(1,339,218)	$(71,070)	$2,702,397	$13,421	$3,603,163

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Retained earnings	Non-controlling Interest	Total shareholders' equity
Balance as of January 1, 2023	$18,961	$1,951,035	$(743,054)	$(111,255)	$1,926,398	$13,338	$3,055,423
Stock-based compensation	—	183,302	—	—	—	—	183,302
Issuance of treasury shares under share-based compensation plan (733,472 ordinary shares)	—	(23,923)	26,496	—	—	—	2,573
Treasury shares purchase	—	—	(288,546)	—	—	—	(288,546)
Other comprehensive income	—	—	—	52,145	—	—	52,145
Equity awards assumed for acquisitions	—	13,073	—	—	—	—	13,073
Dividends Paid to non-controlling interest	—	—	—	—	—	(1,771)	(1,771)
Net income attributable to NiCE Shareholders	—	—		—	336,500	—	336,500
Net income attributable to non-controlling interests	—	—	—	—	—	1,801	1,801
Balance as of Balance as of December 31, 2023	$18,961	$2,123,487	$(1,005,104)	$(59,110)	$2,262,898	$13,368	$3,354,500

The accompanying notes are an integral part of the consolidated financial statements

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023
Cash flows from operating activities:

Net income	$612,101	$442,588	$338,301
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	199,044	205,020	167,360
Share-based compensation	146,046	182,067	176,658
Accrued severance pay, net	(908)	3,050	789
Amortization of premium, discount and accrued interest on marketable securities	1,468	(9,861)	2,480
Deferred taxes, net	10,495	(40,261)	(66,620)
Changes in operating assets and liabilities:
Trade receivables, net	(75,792)	(61,025)	(34,292)
Prepaid expenses and other current assets	40,744	25,040	73,052
Trade payables	(15,124)	43,965	3,426
Accrued expenses and other current liabilities	(175,149)	41,952	(55,703)
Operating lease right-of-use assets	14,361	12,951	12,518
Deferred revenue	(22,833)	3,049	(45,947)
Realized (gain) loss on marketable securities, net	(4,463)	—	12,271
Operating lease liabilities	(16,309)	(13,291)	(11,100)
Amortization of discount on debt	1,210	1,834	4,615
Loss from extinguishment of debt	—	—	53
Change in fair value of contingent consideration	—	(3,054)	(18,258)
Other	1,658	(1,383)	1,827

Net cash provided by operating activities	716,549	832,641	561,430

Cash flows from investing activities:

Purchase of property and equipment	(18,920)	(34,962)	(29,205)
Purchase of investments	(93,272)	(938,154)	(230,263)
Proceeds from sales of marketable investments	1,002,100	512,556	68,715
Proceeds from maturities of marketable investments	200,972	192,776	367,329
Payments for business acquisitions, net of cash acquired	(856,092)	(64,816)	(415,185)
Capitalization of internal use software costs	(74,828)	(64,805)	(54,974)

Net cash provided by (used in) investing activities	159,960	(397,405)	(293,583)
The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023
Cash flows from financing activities:

Proceeds from issuance of shares upon exercise of options	1,109	3,063	2,570
Purchase of treasury shares	(488,911)	(369,196)	(288,443)
Dividends paid to non-controlling interest	—	(3,036)	(1,771)
Purchase of subsidiaries shares from non-controlling interest	(36,466)	—	—
Repayment of debt	(460,000)	(192,108)	(2,628)
Proceeds from settlement of debt hedge option	—	104,673	—

Net cash used in financing activities	(984,268)	(456,604)	(290,272)

Effect of exchange rate changes on cash	4,734	(6,914)	2,643

Net change in cash, cash equivalents and restricted cash	(103,025)	(28,282)	(19,782)
Cash, cash equivalents and restricted cash at the beginning of the year	485,032	513,314	533,096
Cash, cash equivalents and restricted cash at the end of the year	$382,007	$485,032	$513,314
Reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheet:
Cash and cash equivalents	$379,388	$481,712	$511,795
Restricted cash included in other current assets	2,619	3,320	1,519
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$382,007	$485,032	$513,314

Supplemental disclosure of cash flows activities:
Cash paid during the year for:
Federal income taxes paid, net in the US	$98,662	$53,700	$139,200
State income taxes paid, net in the US	23,999	28,542	32,018
Income taxes paid, net in Israel	63,733	8,987	1,912
Income taxes paid, net in other jurisdictions	27,692	18,726	18,891
Interest	224	236	1,221

Non-cash activities:
Change in fair value of contingent consideration	—	(3,054)	(18,258)
Increase in accrued expenses and other liabilities with respect to purchase of treasury shares	—	—	103

The accompanying notes are an integral part of the consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:-    GENERAL
a.General:
NICE Ltd. (together with its subsidiaries, “NiCE”, or the “Company”) is a global enterprise software leader, delivering mission-critical AI-powered cloud platforms that serve two main markets: Customer Engagement and Financial Crime and Compliance. The Company's platforms are designed to automate complex, high-volume, and highly regulated workflows where reliability, security, and measurable outcomes are essential. In Customer Engagement, our CXone platform enables enterprises to automate customer service by orchestrating workflows, AI, and human agents, and enterprise knowledge within a single, unified AI platform. In Financial Crime and Compliance, we provide embedded AI solutions that help financial institutions prevent money laundering and fraud, and ensure real-time regulatory compliance across financial markets.

The Company's strategy is based on serving specialized and rapidly expanding, markets that demand feature-rich solutions, delivered through secure, enterprise-grade cloud platforms. AI is foundational to this strategy, driving differentiation, accelerating cloud adoption, and enabling customers to automate increasingly complex workflows at scale. We leverage our proprietary AI models and unique customer engagement data to increase competitive win rates in cloud migrations, expand adoption across digital and automated channels, and introduce new domain-specific use cases that deepen customer relationships and increase long-term platform value.
In the Customer Engagement market, the Company's CXone AI platform enables organizations to automate service at scale, augment their workforce with AI-powered solutions, and unify enterprise knowledge, data and AI models to drive faster resolutions and superior customer experiences. Purpose-built AI ensures every interaction and workflow is intelligently orchestrated across all customer touchpoints, seamlessly blending autonomous Agentic AI and human assisted interactions to deliver best-in-class service that is proactive, knowledge-based, resolution-oriented, and efficient. The Company's Public Safety and Justice business is included in the Company's Customer Engagement segment. In this business, the Company is transforming the criminal justice system by using AI to uncover the truth in digital evidence, facilitating swift justice. The Company's AI-powered workflows help relieve police, prosecutors, public defenders, courts and correctional institutions from the tedious task of managing digital evidence.

In the Financial Crime and Compliance market, the Company protect financial services organizations, with embedded-AI solutions that identify risks to help prevent money laundering and fraud in real-time, as well as help ensure financial markets compliance. With the Company's holistic, data and entity-centric approach, the Company leverage machine learning predictive analytics, behavioral analytics, network analytics, NLP (natural language processing), generative AI and Agentic AI to detect suspicious activity and automate routine tasks, collaborate with analysts and adapt in real time to proactively keep ahead of emerging threats.

The Company is at the forefront of several industry technological disruptions that have greatly accelerated in the last several years: AI-driven automation and Agentic AI solutions are transforming customer service, as organizations seek to optimize both efficiency and customer experience; domain-specific AI is enhancing decision-making and workforce performance; and cloud scalability is enabling enterprises to modernize operations at an unprecedented pace. The Company's AI-powered platforms unify data, workflows AI agents, and automation to drive enterprise-wide transformation. Built on deep domain expertise, the Company's solutions empower customer service, financial crime prevention, and criminal justice organizations to lead with intelligence, efficiency, and confidence.

b.Acquisitions:
1.Acquisitions in 2025:
a.On September 8, 2025, the Company completed an acquisition of Cognigy GmbH, ("Cognigy"), a global market leader in conversational and agentic AI. The Company acquired Cognigy for a total cash consideration of $887,358. This strategic acquisition unites the Company’s market-leading

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)
CXone platform with Cognigy’s leading conversational and agentic AI capabilities, enabling AI-first customer service delivery, orchestrating AI agents seamlessly across the front and back office in a unified CX AI platform powered by purpose-built CX AI models.
In connection with the acquisition of Cognigy, the Company agreed to pay up to $50,000 time-bound holdback ("holdback") to Cognigy's founders, which is comprised of $25,000 in cash and 159,552 American Depositary Shares ("ADSs") of the Company, subject to their continued employment over a two‑year period following the acquisition. Because the holdback is contingent upon future service, it is accounted for as post‑combination compensation.
Upon consummation of the acquisition, Cognigy became a wholly-owned subsidiary of the Company. The acquisition was accounted for as a business combination. This method requires, among other things, that assets acquired, and liabilities assumed in the business combination be recognized at their fair values as of the acquisition date. The Company used the Multi-period Excess Earning method of the income approach to measure the fair value of its Intangible Assets.

The following table presents details of the identified intangible assets acquired as of the date of the acquisition:

	Fair Value	Estimated useful life (in years)
Net tangible assets and liabilities assumed	$(5,557)

Trademarks	15,297	7
Technology	390,049	7
Customer relationships	51,253	3
Goodwill	578,775
Deferred tax	(142,459)
Total	887,358

Goodwill generated from this business combination is attributed to synergies between the Company's and Cognigy's respective products and services. The goodwill is not deductible for income tax purposes.

Pro forma results of operations related to this acquisition have not been prepared because they are not material to the Company's consolidated financial statements.

The preliminary fair value of assets acquired and liabilities assumed from the acquisition, completed during 2025, were based upon preliminary calculations and valuations, and the estimates and assumptions for this acquisition are subject to change as the Company obtains additional information during the respective measurement periods (up to one year from the respective acquisition dates).

b.On January 16, 2025, the Company acquired an additional 29.9% in the 2020 Subsidiary for a total consideration of $36,466. Upon consummation of the acquisition, the 2020 Subsidiary became a wholly-owned subsidiary of the Company.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)
2.Acquisitions in 2024:
During 2024, the Company completed the acquisition of two companies, which were accounted for as business combinations for a total consideration of $68,910. The financial results of those acquired companies are included in the Company’s consolidated financial statements from their respective acquisition dates. The results from these acquisitions individually and in the aggregate, were not material to the Company’s consolidated financial statements. The Company preliminarily recorded $41,802 of identifiable intangible assets based on their estimated fair values, and $27,091 of residual goodwill, from these acquisitions.
The estimated fair value of assets acquired and liabilities assumed from acquisitions completed during 2024 were based upon preliminary calculations and valuations. These estimates were finalized during 2025 as part of the measurement period. No adjustments were made during 2025.
3.Acquisitions in 2023:
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

During 2023, the Company acquired certain additional companies, which were accounted for as business combinations for a total consideration of $22,815. The financial results of those acquired companies are included in the Company’s consolidated financial statements from their respective acquisition dates. The results from these acquisitions individually and in aggregate, were not material to the Company’s consolidated financial statements. The Company preliminarily recorded $13,247 of identifiable intangible assets based on their estimated fair values, and $10,682 of residual goodwill, from these acquisitions.

The estimated fair value of assets acquired and liabilities assumed from acquisitions completed during 2023 were based upon preliminary calculations and valuations. These estimates were finalized during 2024 as part of the measurement period. No adjustments were made during 2024.

4.Acquisitions related costs:
During 2025, 2024 and 2023, acquisition related costs amounted to $9,066, $3,167 and $13,987, respectively, and were included in general and administrative expenses.

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
For each reporting period, the Company evaluates whether declines in fair value below the amortized cost are due to expected credit losses, as well as the Company's ability and intention to hold the investment until a forecasted recovery occurs, in accordance with ASC 326. Allowance for credit losses on AFS debt securities are recognized as a charge in financial expenses (income) and other, net, on the consolidated statements of income, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss). As of December 31, 2025 and 2024, no allowance for credit losses have been recorded.
The Company classifies all marketable securities with maturities beyond 12 months as current assets under the caption short term investments on the consolidated balance sheet. These securities are available to support current operations and the company may sell these debt securities prior to their stated maturities.

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
Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows to the carrying amount of the asset, an impairment charge is recorded for the excess of the carrying amount over fair value. In 2025, 2024 and 2023, no impairment charges were recognized.
j.Goodwill:
Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, "Intangible - Goodwill and Other" ("ASC 350"), goodwill is not amortized but rather subject to an annual impairment test, which the Company performs as at the fourth quarter of each year, or if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. If the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the Company prepares a quantitative analysis to determine whether the carrying value of reporting unit exceeds its estimated fair value. If the carrying value of a reporting unit exceeds its estimated fair value, the Company recognizes an impairment of goodwill for the amount of this excess.
For each of the three years in the periods ended December 31, 2025, 2024 and 2023, no impairment was identified.
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

Starting January 1, 2022, the Company adopted ASU 2020-06, which simplifies the guidance on the issuer’s accounting for convertible debt instruments by removing the separation models for (1) convertible debt with

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
a cash conversion feature and (2) convertible instruments with a beneficial conversion feature, Following the adoption of ASU 2020-06, the Company does not separately present in equity an embedded conversion feature in such debt. Instead, the Company account for a convertible debt instrument solely as debt unless the debt contains embedded derivatives required to be bifurcated or the debt is issued at a substantial premium.

Additionally, in December 2021, the Company made an irrevocable election to settle the principal amount of the 2020 Notes only in cash. Accordingly, the Company paid the principal amount in cash and there were no excess payments above the principal amount.

l.Revenue recognition:
The Company generates revenues from sales of cloud, services, and software products, which include software license, SaaS, network connectivity, hosting, support and maintenance, implementation, configuration, project management, consulting and training, most of which are considered separate performance obligations. The Company sells its cloud, software products and services directly through its sales-force and indirectly through a global network of distributors, system integrators and strategic partners.
The Company recognizes revenues in accordance with ASC No. 606, "Revenue from Contracts with Customers" ("ASC 606"). Under the standard, the Company recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.
Trade Receivables are recorded when the right to consideration becomes unconditional. Trade receivables are recorded net of credit losses allowance for any potential uncollectible amounts. The Company makes estimates of expected credit and collectability trends for the allowance for credit losses based upon its assessment of various factors, including historical collectability experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The Company writes off receivables when they are deemed uncollectible, having exhausted all collection efforts.

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
The Company receives payments from customers based upon billing cycles and contract terms which may vary by contract type. Invoice payment terms are usually 30 days. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company determines its contracts generally do not include a significant financing component since the Company's selling prices are not subjected to billing terms nor is its purpose to receive financing from its customers or to provide customers with financing. In addition, the Company elect to apply the practical expedient to not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects, at contract inception, that the period between when the Company will transfer a promised good or service to a customer and when the customer will pay for that good or service will be one year or less.
Revenue is measured based on the consideration specified in a contract with a customer, excluding taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, which are collected by the Company from a customer.
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
For products where the SSP cannot be determined based on observable prices, given the same products are sold for a broad range of amounts (that is, the selling price is highly variable), the Company applies the residual approach whereby all other performance obligations within a contract are first allocated a portion of the transaction price based upon their respective SSPs, with any residual amount of transaction price allocated to these product revenues.
Some of the Company's contracts include variable fees that are based on actual usage. For these contracts, the Company generally allocates the variable fees using the variable consideration allocation exception.
5)Recognize revenue when (or as) the entity satisfies a performance obligation
The Company derives its cloud revenues from subscription services, which are comprised of subscription fees from granting customers access to the Company’s cloud platforms, network connectivity and services fees for deployment of certain cloud platforms.
Revenue from subscription services is recognized when control is transferred to the customer, occurring either evenly over the contract period as services have a consistent continuous pattern of transfer to the

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
customer, or based on actual usage. Revenue from network connectivity is based on customer call usage and is recognized in the period the call is initiated. Services fees for deployment, which are considered as material rights, are initially deferred and recognized over the average customer life.
Revenue from software licenses, support and maintenance services are recognized at the time the related performance obligation is satisfied by transferring the promised product or service to the customer. Software license revenues are recognized at the point in time when the software license is delivered and the customer obtains control of the license asset. Support and maintenance service revenues are recognized when control is transferred to the customer occurring evenly over the maintenance contract term, as the services have a consistent continuous pattern of transfer to a customer.
Professional services revenues are generally recognized over-time as services are performed using an input method based on labor hours, which the Company believes best depicts the transfer of the services to the customer. Subscription professional services are recognized evenly over the subscription term, as the services have a consistent continuous pattern of transfer to the customer.

Deferred revenues, which represent a contract liability, represent unrecognized fees collected mostly for maintenance, cloud and professional services. Deferred revenues are recognized as (or when) the Company performs under the contract. The amount of revenue recognized in the period that was included in the opening deferred revenues balance was approximately $277,197 for the year ended December 31, 2025.
As of December 31, 2025, the aggregate amount of the total transaction price allocated in contracts with original duration greater than one year of the remaining performance obligations was approximately $3,675,111. For performance obligations which are recognized over time, based on usage, the Company elected to disclose only the contractual minimum attributed to these performance obligations, as part of the remaining performance obligation disclosure.
As of December 31, 2025, the Company expects to recognize the majority of the revenue of remaining performance obligations over the next 24 months. Such remaining performance obligations represent unsatisfied or partially unsatisfied performance obligations pursuant to ASC 606. The Company has elected the optional exemption, which allows for the exclusion of the amounts for remaining performance obligations that are part of contracts with an original expected duration of one year or less.
m.Costs to Obtain Contracts:
The Company capitalizes certain sales commission as costs of obtaining a contract when they are incremental and if they are expected to be recovered. The Company applies judgment in estimating the amortization period by taking into consideration customer contract terms, history of renewals, expected length of customer relationship, as well as the useful life of the underlying technology. Amortization of sales commission expenses are amortized over the expected period of benefits and included in Selling and Marketing expenses in the accompanying consolidated statements of income. For costs that the Company would have capitalized and amortized over one year or less, the Company has elected to apply the practical expedient and expense these contract costs as incurred. As of December 31, 2025 and 2024, the amounts of deferred commissions were $127,746 and $118,531, respectively. Costs to obtain contracts amortization expense for 2025, 2024 and 2023 were $147,713, $142,802 and $142,699, respectively.

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
The Company implements a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement. The Company's policy is to include interest and penalties, if any, related to unrecognized income tax benefits as a component of income tax expense.
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
The Company enter into foreign currency forward and option contracts intended to protect cash flows resulting from payroll related expenses against the volatility in value of forecasted non-dollar currency. The

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
derivative instruments hedge a portion of the Company's non-dollar currency exposure. See Note 10 for additional information.
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
Severance pay expenses for 2025, 2024 and 2023 amounted to $11,288, $12,002 and $10,917, respectively.
The Company also has other liabilities for severance pay in other jurisdictions.
The Company has multiple 401(k) defined contribution plans covering certain employees in the U.S. All eligible employees may elect to contribute a portion of their eligible compensation, generally not greater than an annual contribution of $23.5 in 2025, $23.0 in 2024 and $22.5 in 2023 (for certain employees over 50 years of age the maximum annual contribution was $30.5 in 2025, $30 in 2024 and $27 in 2023) of their total annual compensation to the plan through salary deferrals, subject to IRS limits. The Company, at its discretion, matches 50% of employee contributions to the plan up to a limit of 6-8% of their eligible compensation. In 2025, 2024 and 2023, the Company recorded an expense for all matching contributions in the amount of $10,912; $10,430 and $11,599, respectively.
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

t.Basic and diluted net earnings per share:
Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year plus dilutive potential equivalent ordinary shares considered outstanding during the year, including employee stock options, restricted share units (“RSUs”), performance stock units (“PSUs”) and shares issuable pursuant to the Employee Stock Purchase Plan (“ESPP”), in accordance with ASC 260, "Earnings per Share".

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
On December 31, 2021, the Company entered into the First Supplemental Indenture according to which the Company irrevocably elected cash settlement for the principal and any premium due upon conversion to apply to all conversions of the 2017 Notes issued under the 2017 Notes with an Exchange Date (as defined in the 2017 Indenture) that occurs on or after December 31, 2021. As a result, the 2017 Notes did not have a dilutive effect for the years ended December 31, 2024 and 2023.

On December 31, 2021, the Company irrevocably elected to settle the principal of the exchangeable senior notes issued in 2020 in cash. As a result, the Company used the if converted method for calculating any potential dilutive effect on diluted net income per share, if applicable. The conversion premium would have a dilutive impact on diluted net income per share only when the average market price of an ordinary share for a given period exceeded the conversion price of $299.19 per share. As a result, 1,537,504 shares underlying the conversion option of the exchangeable senior notes issued in 2020 were not considered in the calculation of diluted net income per share in either 2023 or 2024, as the effect was anti-dilutive. During 2024, the warrants were exercised (See Note 15 Debt, for further information).

The weighted average number of shares related to outstanding anti-dilutive options, RSU's and ESPP excluded from the calculations of diluted net earnings per share was 10,263, 8,089 and 4,096 for the years 2025, 2024 and 2023, respectively.
u.Accounting for stock-based compensation:
The Company has granted restricted share units (“RSUs”) and stock options vesting solely upon continued service, as well as performance-based awards, including performance stock units (“PSUs”), with vesting based on achievement of specified performance targets. In addition, the Company has granted share purchase rights under its Employee Stock Purchase Plan (“ESPP”), which is primarily available to active employees. The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation - Stock Compensation" ("ASC 718"), which requires the measurement and recognition of stock base compensation expenses based on estimated fair values for all share-based payment awards made to employees and directors. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The Company elected to account for forfeitures as they occur.

The Company recognizes compensation expenses for the value of its awards, which have graded vesting, based on the accelerated attribution method over the requisite service period of each of the awards.
The Company estimates the fair value of stock options and ESPP granted using the Black-Scholes-Merton option-pricing model, which requires a number of assumptions: the expected volatility is based upon actual historical stock price movements; the expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding; the risk-free interest rate is based on the yield from U.S. Federal Reserve zero-coupon bonds with an equivalent term; and the expected dividend rate (an annualized dividend yield) is based on the per share dividend declared by the Company's Board of Directors.
The Company measures the fair value of restricted stock based on the market value of the underlying shares at the date of grant.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
v.Fair value of financial instruments:
The Company applies ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820") for valuing financial instruments. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The Company measures its investments in money market funds classified as cash equivalents, marketable securities, foreign currency derivative contracts at fair value.
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
The Company's marketable securities and foreign currency derivative contracts are classified within Level 2, as the valuation inputs of the derivative contracts are based on quoted prices and market observable data of similar instruments and as the marketable securities are valued using alternative pricing sources utilizing market observable inputs (see Notes 3 and 10 ).
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

x.Advertising expenses:
Advertising expenses are charged to expense as incurred. Advertising expenses for the years 2025, 2024 and 2023 were $47,740, $58,118 and $50,740, respectively.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
y.Treasury shares:
The Company repurchases its ordinary shares from time to time on the open market or in other transactions and holds such shares as treasury shares. The Company accounts for the cost to repurchase treasury shares as a reduction of shareholders' equity. The Company reissues treasury shares under the stock purchase plan, upon exercise of options, ESPP and upon vesting of restricted stock units ("RSUs"). Re-issuance of treasury shares is accounted for in accordance with ASC 505-30 in which gains are credited to additional paid-in capital and losses are charged to additional paid-in capital to the extent that previous net gains are included therein and otherwise to retained earnings.
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
aa.Non-controlling interests:
The consolidated financial statements include the Company's accounts and the accounts of the Company's wholly- and majority-owned subsidiaries. Non-controlling interest positions of the Company's consolidated entities were reported as a separate component of consolidated equity from the equity attributable to the Company’s shareholders.
In case of an increase in ownership of a subsidiary, the carrying amount of the non-controlling interest was adjusted to reflect the controlling interest’s increased ownership interest in the subsidiary’s net assets. Any difference between the consideration paid by the Company to a non-controlling interest holder (or contributed by the Company to the net assets of the subsidiary) and the adjustment to the carrying amount of the non-controlling interest in the subsidiary was recognized directly in equity and attributable to the controlling interest.
During 2020, the Company acquired 50.1% of the share capital of one of the Company's Subsidiaries (the "2020 Subsidiary"). In 2021, the Company acquired an additional 20% in the 2020 Subsidiary for a total consideration of approximately $14,000. On January 16, 2025, the Company acquired an additional 29.9% in the 2020 Subsidiary for a total consideration of $36,466. Upon consummation of the acquisition, the 2020 Subsidiary became a wholly-owned subsidiary of the Company.

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
The following tables show the components of accumulated other comprehensive income, net of taxes, as of December 31, 2025, 2024 and 2023:

	Year ended December 31, 2025
	Unrealized gains (losses) on marketable securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total
Beginning balance	$(3,590)	$1,832	$(69,312)	$(71,070)
Other comprehensive income (loss) before reclassifications	(749)	16,844	24,903	40,998
Amounts reclassified from accumulated other comprehensive income (loss)	4,467	(10,088)	—	(5,621)
Net current-period other comprehensive income	3,718	6,756	24,903	35,377
Ending balance	$128	$8,588	$(44,409)	$(35,693)

	Year ended December 31, 2024
	Unrealized gains (losses) on marketable securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total
Beginning balance	$(4,086)	$933	$(55,957)	$(59,110)
Other comprehensive income (loss) before reclassifications	919	(3,621)	(13,355)	(16,057)
Amounts reclassified from accumulated other comprehensive income (loss)	(423)	4,520	—	4,097
Net current-period other comprehensive income (loss)	496	899	(13,355)	(11,960)
Ending balance	$(3,590)	$1,832	$(69,312)	$(71,070)

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

ac.Recently adopted accounting pronouncements:
In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topics 740): Improvements to Income Tax Disclosures", which expands the disclosure requirements for income taxes, primarily related to the rate reconciliation and income taxes paid. The Company adopted ASU 2023-09 for its annual period beginning January 1, 2025, on a retrospective basis. See Note 13 Income taxes, for further information.

ad.Recently issued accounting pronouncements, not yet adopted:
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
In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, Revenue from Contracts with Customers. The practical expedient assumes that current conditions as of the balance sheet date do not change for the remaining life of the assets. The guidance is effective for the Company beginning January 1, 2026, with early adoption permitted. The Company is currently evaluating the effect of adopting the ASU on its consolidated financial statements.
In September 2025, the FASB issued ASU 2025-06, Intangible - Goodwill and Other Internal-Use Software (Subtopic 350-40), Targeted Improvements to the Accounting for Internal-Use Software, which modernizes the accounting guidance for costs to develop software for internal use. It removes the previous development stage model and introduces a more judgment-based approach. The guidance is effective for the Company for the beginning January 1, 2028, with early adoption permitted. The Company is currently evaluating the effect of adopting the ASU on its consolidated financial statements.
In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The update provides recognition, measurement, presentation, and disclosure requirements for government grants, including guidance for grants related to an asset and grants related to income. The guidance is effective for the Company beginning January 1, 2029, with early adoption permitted. The Company is currently evaluating the effect of adopting the ASU on its consolidated financial statements.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:-    SHORT-TERM INVESTMENTS
Short-term investments include marketable securities in the amount of $38,010 and $919,316 as of December 31, 2025 and 2024, respectively and short-term bank deposits in the amounts of $0 and $220,680 as of December 31, 2025 and 2024, respectively.

The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of available-for-sale marketable securities as of December 31, 2025 and 2024:

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Estimated fair value (Level 2 within the fair value hierarchy)
	December 31,		December 31,		December 31,		December 31,
	2025	2024	2025	2024	2025	2024	2025	2024
Corporate debentures	$34,906	$822,156	$130	$779	$(1)	$(4,552)	$35,035	$818,383
U.S. Treasuries	2,975	92,902	—	50	—	(51)	2,975	92,900
U.S. Government Agencies	—	8,060	—	4	—	(32)	—	8,033
	$37,881	$923,118	$130	$833	$(1)	$(4,635)	$38,010	$919,316
The scheduled maturities of available-for-sale marketable securities as of December 31, 2025 are as follows:

	Amortized cost	Estimated fair value
Due within one year	$20,541	$20,572
Due after one year through five years	17,340	17,438
	$37,881	$38,010
Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values as of December 31, 2025 and 2024 are as indicated in the following tables:

	December 31, 2025
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debentures	$—	$—	$3,021	$(1)	$3,021	$(1)
	$—	$—	$3,021	$(1)	$3,021	$(1)

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

	December 31, 2024
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debentures	$370,114	$(3,123)	$167,185	$(1,429)	$537,299	$(4,552)
U.S. Treasuries	5,949	(22)	10,068	(29)	16,017	(51)
U.S. Government Agencies	5,075	(32)	—	—	5,075	(32)
	$381,138	$(3,177)	$177,253	$(1,458)	$558,391	$(4,635)

NOTE 4:-    PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2025	2024
Government authorities	$84,425	$111,580
Interest receivable	10,490	4,206
Prepaid expenses	109,691	105,910
Other	19,174	17,384
	$223,780	$239,080

NOTE 5:-    PREPAID EXPENSES AND OTHER LONG-TERM ASSETS

	December 31,
	2025	2024
Deferred commission costs	$127,746	$118,531
Severance pay fund	14,593	11,972
Prepaid expenses	88,314	78,751
Other	2,442	3,258
	$233,095	$212,512

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 6:-    PROPERTY AND EQUIPMENT, NET

	December 31,
	2025	2024
Cost:
Computers and peripheral equipment	$87,334	$67,260
Internal use software	380,074	301,632
Office furniture and equipment	3,487	3,663
Leasehold improvements	29,336	28,616
	500,231	401,171
Accumulated depreciation:
Computers and peripheral equipment	43,038	19,017
Internal use software	245,341	175,660
Office furniture and equipment	170	758
Leasehold improvements	22,287	20,444
	310,836	215,879
Depreciated cost	$189,395	$185,292

Depreciation expense totaled $98,307, $89,151 and $74,907 for the years ended December 31, 2025, 2024 and 2023, respectively.
The Company recorded a reduction of $3,781 and $325,346 to the cost and accumulated depreciation of fully depreciated equipment, internal use software and leasehold improvements no longer in use for the years ended December 31, 2025 and 2024, respectively.
NOTE 7:-    OTHER INTANGIBLE ASSETS, NET
a.Finite-lived other intangible assets:

	December 31,
	2025	2024
Original amounts:
Core technology	$1,238,975	$843,415
Customer relationships and backlog	402,481	351,185
Trademarks	66,076	50,780
	1,707,532	1,245,380
Accumulated amortization:
Core technology	751,003	672,849
Customer relationships and backlog	321,687	296,864
Trademarks	47,243	44,321
	1,119,933	1,014,034
Other intangible assets, net	$587,599	$231,346

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

b.Amortization expense amounted to $100,737, $115,869 and $92,445 for the years ended December 31, 2025, 2024 and 2023, respectively.
c.Estimated intangible asset amortization expense:

For the year ending December 31,
2026	$143,341
2027	121,413
2028	107,646
2029	59,479
2030	57,906
2031	57,906
Thereafter	39,908
$587,599

NOTE 8:-    GOODWILL
Following the Company's acquisitions in 2025 and 2024, as described in Note 1b, the changes in the carrying amount of goodwill allocated to reportable segments for the years ended December 31, 2025 and 2024 are as follows:

	Year ended December 31, 2025
	Customer Engagement	Financial Crime and Compliance	Total
As of January 1, 2025	$1,499,610	$350,058	$1,849,668
Acquisitions	578,775	—	578,775
Functional currency translation adjustments	10,658	1,431	12,089
As of December 31, 2025	$2,089,043	$351,489	$2,440,532

	Year ended December 31, 2024
	Customer Engagement	Financial Crime and Compliance	Total
As of January 1, 2024	$1,471,606	$350,363	$1,821,969
Acquisitions (*)	30,833	—	30,833
Functional currency translation adjustments	(2,829)	(305)	(3,134)
As of December 31, 2024	$1,499,610	$350,058	$1,849,668
(*) Including adjustment of $3,743 resulting from the finalization of purchase price allocations with respect to 2023.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 9:-    ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2025	2024
Payroll and related expenses	$230,092	$196,940
Accrued expenses	196,162	157,857
Government authorities	41,084	235,469
Other	1,854	2,843
	$469,192	$593,109

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
The Company entered into forward contracts to hedge a portion of anticipated New Israeli Shekel ("NIS"), Indian Rupee ("INR"), Philippine Peso ("PHP") and Colombian Peso ("COP") payroll and benefit payments. These derivative instruments are designated as cash flow hedges, as defined by ASC 815 and accordingly are measured at fair value. These transactions are effective and, as a result, gain or loss on the derivative

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:- DERIVATIVE INSTRUMENTS (Cont.)
instruments are reported as a component of accumulated other comprehensive income (loss) and reclassified as payroll expenses, respectively, at the time that the hedged income/expense is recorded.

	Notional amount		Fair value (Level 2 within the fair value hierarchy)
	December 31,		December 31,
	2025	2024	2025	2024
Forward contracts
expenses NIS	133,851	122,401	10,153	4,047
expenses INR	65,174	68,504	(1,138)	(1,329)
expenses PHP	12,932	12,697	(215)	(341)
expenses COP	6,432	7,526	337	(428)
	$218,389	$211,128	$9,137	$1,949

The Company currently hedges its exposure to the variability in future cash flows, generally for a maximum period of one year. As of December 31, 2025, the Company expects to reclassify all of its unrealized gains and losses from accumulated other comprehensive income to earnings during the next twelve months.
The fair value of the Company's outstanding derivative instruments at December 31, 2025 and 2024 is summarized below:

		Fair value of derivative instruments
		December 31,
	Balance sheet line item	2025	2024
Derivative assets:
Foreign exchange forward contracts	Prepaid expenses and other current assets	$10,490	$4,047
Derivative liabilities:
Foreign exchange forward contracts	Accrued expenses and other liabilities	$(1,353)	$(2,098)
The effect of derivative instruments in cash flow hedging relationship on income and other comprehensive income for the years ended December 31, 2025, 2024 and 2023 is summarized below:

	Amount of gain (loss) recognized in other comprehensive income on derivative, net of tax
	Year Ended December 31,
	2025	2024	2023
Derivatives in foreign exchange cash flow hedging relationships:
Forward contracts	$16,844	$(3,621)	$(5,300)
	$16,844	$(3,621)	$(5,300)

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:- DERIVATIVE INSTRUMENTS (Cont.)

Derivatives in foreign exchange cash flow hedging relationships for the years ended December 31, 2025, 2024 and 2023 is summarized below:

		Amount of gain (loss) reclassified from other comprehensive income into income (expenses), net of tax
		Year Ended December 31,
	Statements of income line item	2025	2024	2023
Forward contracts to hedge payroll	Cost of revenues, operating expenses	(10,088)	4,520	13,335
		$(10,088)	$4,520	$13,335

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 11:-    LEASES
The Company has entered into various non-cancelable operating lease agreements for certain office spaces and motor vehicles. The leases have original lease periods expiring between 2026 and 2037. The Company does not assume renewals in its determination of the lease term unless the renewals are considered as reasonably assured.
The operating lease cost for the year ended December 31, 2025 was $15,155.
Supplemental cash flow information related to leases was as follows:

Year ended December 31, 2025
Cash payments related to operating lease	$16,244
New right-of-use assets obtained in exchange for operating lease obligations	7,609
Maturities of lease liabilities were as follows:

Operating Leases
2026	$16,329
2027	14,174
2028	14,656
2029	13,670
2030	12,432
Thereafter	34,143
Total lease payments	105,404

Less imputed interest	(16,603)

Total	$88,801
Supplemental balance sheet information related to leases was as follows:

Year ended December 31, 2025
Current maturities of operating leases	13,742
Long-term operating leases	75,059
Total operating lease liabilities	$88,801

Weighted-average remaining operating lease term	7.61
Weighted-average discount rate of operating leases	4.78%

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 12:-    COMMITMENTS AND CONTINGENT LIABILITIES
a.Commitments:
The Company is also obligated under certain agreements with its suppliers to purchase licenses and hosting services. These non-cancelable obligations as of December 31, 2025 are $342,548, and are expected to be realized during the years 2026-2030.

b.Legal proceedings:
From time to time the Company or its subsidiaries may be involved in legal proceedings and/or litigation arising in the ordinary course of business. While the outcome of these matters cannot be predicted with certainty, the Company does not believe it will have a material effect on its consolidated financial position, results of operations, or cash flows.
c.Bank Guarantees:
The Company obtained bank guarantees as of December 31, 2025 of $2,595, primarily in connection with office lease agreements.

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
Income not eligible for Preferred Enterprise or Preferred Technology Enterprise or Special Preferred Technology Enterprise benefits is taxed at the regular corporate tax rate, which was 23% in 2025, 2024 and 2023.
2.Foreign Exchange Regulations:
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)
3.Tax benefits under the Israeli Law for the Encouragement of Industry (Taxation), 1969:
NiCE and its Israeli subsidiary believe they each currently qualify as an "Industrial Company" as defined by the Investment Law and, as such, are entitled to certain tax benefits including deduction of public offering expenses in three equal annual installments and amortization of cost of purchased know-how and patents for tax purposes over eight years.
b.Income taxes on non-Israeli subsidiaries:
Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence. The Company's consolidated tax rate depends on the geographical mix of where its profits are earned. In 2025, the Company's U.S. subsidiaries are subject to combined federal and state income taxes of approximately 25.26% and its subsidiaries in the U.K. and India are subject to corporation tax at a rate of approximately 25.00% and 25.17%, respectively. Neither Israeli income taxes, foreign withholding taxes nor deferred income taxes were provided in relation to undistributed earnings of the Company's foreign subsidiaries. This is because the Company has the intent and ability to reinvest these earnings indefinitely in the foreign subsidiaries and therefore those earnings are continually redeployed in those jurisdictions. As of December 31, 2025, the amount of undistributed earnings of non-Israeli subsidiaries, which is considered indefinitely reinvested, was $1,665 with a corresponding unrecognized deferred tax liability of $230. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes, subject to an adjustment for foreign tax credits, and foreign withholding taxes.
c.Net operating loss carryforward:
As of December 31, 2025, the Company and certain of its subsidiaries had tax loss carry-forwards totaling in aggregate approximately $237,607, which can be carried forward and offset against taxable income. Approximately $168,852 of these carry-forward tax losses have no expiration date, with the balance expiring between the years 2026 and 2041.
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

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)

	December 31,
	2025	2024
Deferred tax assets:
Net operating losses carryforward and tax credits	$67,096	$50,090
Acquired intangibles (*)	13,172	9,256
Operating leases liabilities	15,985	21,124
Share based payments	36,462	39,784
Research and development costs	135,522	154,024
Reserves, allowances and other	49,816	51,788
Deferred tax assets before valuation allowance	318,053	326,066
Valuation allowance	(9,722)	(11,401)
Deferred tax assets	308,331	314,665

Deferred tax liabilities:
Acquired intangibles	(157,533)	(1,638)
Operating lease right-of-use assets	(13,536)	(17,381)
Internal use software and other fixed assets	(18,991)	(45,070)
Prepaid compensation expenses	(29,367)	(28,160)
Other	(684)	(5,149)
Deferred tax liabilities	(220,111)	(97,398)

Deferred tax assets, net	$88,220	$217,267

(*) During the years ended December 31, 2025 and 2024, the Company completed intra-entity transfers of certain intangible assets to a different tax jurisdiction. As a result of the transfers, the Company utilized net operating losses carried forward and incurred a tax expense on the resulting capital gains.

	December 31,
	2025	2024
Deferred tax assets	$198,213	$219,232
Deferred tax liabilities	(109,993)	(1,965)
Deferred tax assets, net	$88,220	$217,267
The Company has provided valuation allowances in respect of certain deferred tax assets resulting from tax loss carry forwards and other reserves and allowances due to uncertainty concerning their realization.
e.A reconciliation of the Company's effective tax rate to the statutory tax rate in Israel is as follows:

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)

	Year Ended December 31,
	2025		2024		2023
	Amount	Percent	Amount	Percent	Amount	Percent
Statutory tax rate	161,931	23%	139,110	23%	105,271	23%
Preferred Tax Benefit Regimes (*)	(59,236)	(8)%	(10,975)	(2)%	(25,505)	(6)%
Foreign tax effects
United Kingdom
Statutory tax rate difference between United Kingdom and Israel	725	—%	7,089	1%	—	—%
Changes in valuation allowance	(1,678)	—%	(8,417)	(1)%	7,249	2%
Other	5,842	1%	(4,154)	(1)%	4,560	1%
United States
Statutory tax rate difference between United State and Israel	(5,994)	(1)%	(6,980)	(1)%	(4,412)	(1)%
State income taxes, Net of Federal Income Tax Effect	902	—%	35,448	6%	(1,354)	—%
Share-based payment awards	13,910	2%	10,703	2%	21,090	5%
Capital Gain on Sales of IP	28,938	4%
Foreign-derived intangible income	(7,195)	(1)%	(10,925)	(2)%	(5,866)	(1)%
Research and Development tax credits	(7,035)	(1)%	(8,974)	(1)%	(6,797)	(1)%
Other	(9,712)	(1)%	(3,777)	(1)%	(15,121)	(3)%

India	—	—%	—	—%	4,075	1%
Other foreign jurisdictions	(1,603)	—%	(2,673)	—%	4,266	1%

Nontaxable or Nondeductible Items
Share-based payment awards	—	—%	—	—%	4,854	1%
Other Nontaxable or Nondeductible Items	(5,640)	(1)%	(1,396)	—%	4,525	1%

Changes in Unrecognized Tax Benefits	(17,228)	(2)%	22,557	4%	26,181	6%

Other Adjustments	(5,012)	(1)%	5,602	1%	(3,617)	(1)%

Total income tax expenses	$91,916	13%	$162,238	27%	$119,399	26%
(*) The effect of the benefit resulting from the "Preferred Enterprise/Preferred Technology Enterprise benefits " status on net earnings per ordinary share is as follows:

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)

	Year Ended December 31,
	2025	2024	2023
Basic	$0.32	$1.27	$0.49
Diluted	$0.30	$1.23	$0.47
f.Income before taxes on income is comprised as follows:

	Year Ended December 31,
	2025	2024	2023
Domestic	$363,941	$178,691	$195,203
Foreign	340,076	426,135	262,497
	$704,017	$604,826	$457,700

g.Taxes on income (tax benefit) are comprised as follows:

	Year Ended December 31,
	2025	2024	2023
Current	$81,476	$202,178	$182,789
Deferred	10,440	(39,940)	(63,390)

	91,916	162,238	119,399

Domestic	(9,289)	58,711	51,334
Foreign	101,205	103,527	68,065

	$91,916	$162,238	$119,399

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)

Of which:

	Year Ended December 31,
	2025	2024	2023
Domestic taxes:
Current	$(6,109)	$44,659	$50,414
Deferred	(3,180)	14,052	920

	(9,289)	58,711	51,334
Foreign taxes:
Current	87,585	157,519	132,375
Deferred	13,620	(53,992)	(64,310)

	101,205	103,527	68,065

Taxes on income	$91,916	$162,238	$119,399

h.Uncertain tax positions:
A reconciliation of the beginning and ending balances of the total amounts of uncertain tax position is as follows:

	December 31,
	2025	2024
Uncertain tax positions, beginning of year	$92,851	$90,124
Increases (decrease) in tax positions for prior years	8,147	(4,345)
Increases in tax positions for current year	14,715	9,743
Settlements	(41,652)	—
Expiry of the statute of limitations	(3,520)	(2,671)

Uncertain tax positions, end of year	$70,541	$92,851

The Company accrued $16,678 and $62,487 due to interest and penalties related to uncertain tax positions as of December 31, 2025 and 2024, respectively.

NiCE and its foreign affiliates in Hungary and in the United Kingdom (“Foreign Affiliates”) were undergoing routine Israeli income tax audits for the tax years 2011 through 2021. Following discussions

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)
with the Israel Tax Authority (“ITA”), on May 20, 2025, the parties entered into a settlement agreement relating to the tax years 2011-2021, pursuant to which the parties have agreed on an overall settlement for all issues under dispute.The settlement agreement was approved by the Israeli court on May 20, 2025.

In July 2025, the OBBBA was enacted into law. For fiscal year 2025, the primary impact of the OBBBA to the Company’s tax provision was the accelerated expensing of domestic R&D activities, which decreased the Company’s income eligible for FDII, reduced the Company’s deferred tax assets, and reduced the Company’s current income tax liability. Other OBBBA changes did not have a material impact on the Company’s financial statements.

As of December 31, 2025, U.S. federal income tax returns filed by the Company's U.S. subsidiaries for the tax years prior to 2021 are no longer subject to general audit. To the extent the Company or its subsidiaries generated net operating losses or tax credits in closed tax years, future use of the net operating loss or tax credit carry forward balance would be subject to examination within the relevant statute of limitations for the year in which it was utilized. The Company and its subsidiaries are still subject to other income tax audits for the tax years of 2019 through 2024.
NOTE 14:-    SHAREHOLDERS' EQUITY
a.The ordinary shares, par value NIS 1.0 per share, of the Company are traded on the Tel-Aviv Stock Exchange and its American Depositary Shares ("ADSs"), each representing one fully paid ordinary share, are traded on The NASDAQ Stock Market.
b.Share option plan:
2016 Share Incentive Plan
In February 2016 the Company adopted the 2016 Share Incentive Plan (the "2016 Plan") to provide incentives to employees, directors, consultants and/or contractors by rewarding performance.
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
The Company’s Board of Directors also adopted an addendum to the 2016 Plan for Awards granted to residents of Israel (the "2016 Addendum") and resolved to elect the "Capital Gains Route" (as defined in Section 102(b)(2)) of the Israeli Income Tax Ordinance-5721-1961 ("Tax Ordinance") for the grant of Awards to Israeli grantees. There is also a U.S. addendum under the 2016 Plan that applies to non-qualified stock options for purposes of U.S. tax laws.
Employee Share Purchase Plan
In August 2025, the Company's Board of Directors approved the NiCE Employee Share Purchase Plan ("ESPP" or the "Plan"), and on September 30, 2025, the Company's shareholders approved the Plan. The Plan permits eligible employees to purchase shares of the Company’s common stock through payroll deductions with up to 15% of their gross base earnings. The purchase price of the shares is 85% of the lower of the fair market value of the Company’s common stock on the first day of a six month offering period, or the relevant purchase date. In addition, no participant may purchase more than 1,000 shares of common stock in each purchase period.

During 2025, the Company granted 894,258 options and restricted share units under the 2016 Plan (which constituted 1.48% of the Company issued and outstanding share capital as of December 31, 2025).
Pursuant to the terms of certain acquisitions, the Company assumed or replaced unvested options and RSUs and converted them or replaced them with the Company's options and RSUs, as applicable, based on an agreed exchange ratio. Each assumed or replaced option and RSU is subject to the same terms and conditions, including vesting, exercisability and expiration, as originally applied to any such option and RSU immediately prior to the acquisition.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:- SHAREHOLDERS' EQUITY (Cont.)
The fair value of the Company's stock options granted to employees and directors for the years ended December 31, 2025, 2024 and 2023 was estimated using the following assumptions:

	2025	2024	2023
Expected volatility	34.85%-42.91%	33.33%-36.70%	33.35%-35.67%
Risk free interest rate	3.45%-4.32%	3.49%-4.57%	3.60%-4.68%
Expected dividend	—	—	—
Expected term (in years)	2.5 - 3.5	2.5-3.5	3.5
The following table set forth the parameters used in computation of the ESPP for the year ended December 31, 2025:

2025
Expected volatility	40.65%
Risk free interest rate	3.77%
Expected dividend	—
Expected term (in years)	0.5

A summary of the Company's stock options activity and related information for the year ended December 31, 2025, is as follows:

	Number of options	Weighted-average exercise price ($)	Weighted- average remaining contractual term (Years)	Aggregate intrinsic value ($)
Outstanding at January 1, 2025	1,248,159	25.53	4.08	184,832
Granted	439,722	10.51
Exercised	(158,693)	6.06
Cancelled	(12,543)	199.10
Forfeited	(81,892)	0.27

Outstanding at December 31, 2025	1,434,753	23.00	3.96	142,015

Exercisable at December 31, 2025	608,521	48.33	2.58	51,459
The weighted-average grant-date fair value of options granted during the years 2025, 2024 and 2023 was $141.00, $169.94 and $171.43, respectively.
The total intrinsic value of options exercised, and restricted shares vested during the years 2025, 2024 and 2023 was $118,347, $191,389 and $138,202, respectively.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:- SHAREHOLDERS' EQUITY (Cont.)
The options outstanding under the Company's stock option plans as of December 31, 2025, have been separated into ranges of exercise price as follows:

Ranges of exercise price	Options outstanding as of December 31, 2025	Weighted average remaining contractual term (Years)	Weighted Average Exercise Price ($)	Options Exercisable as of December 31, 2025	Weighted average exercise price of options exercisable ($)
$0.00 - 0.32	1,257,106	4.14	0.25	454,412	0.29
$20.44 - 54.51	2,729	2.54	31.71	2,729	31.71
$144.90 - 197.42	106,570	3.36	163.85	83,032	169.22
$206.52 - 232.2	68,348	1.72	221.56	68,348	221.56

	1,434,753	3.96	23.00	608,521	48.33
A summary of the Company's RSU and the Company's RSA activities and related information for the year ended December 31, 2025, is as follows:

	Number of RSU (*)	Weighted average grant date fair value per share
Outstanding at January 1, 2025	1,787,822	196.57
Granted	454,536	161.09
Vested	(655,863)	208.86
Forfeited	(246,735)	193.88

Outstanding at December 31, 2025	1,339,760	178.82
(*) NIS 1.0 par value, which represents approximately $0.30.
The total fair value of RSUs vested during 2025, 2024 and 2023 was $136,984, $149,531 and $111,795, respectively.
As of December 31, 2025, the total compensation cost related to non-vested awards not yet recognized was approximately $168,423, which is expected to be recognized over a weighted average period of approximately 1.72 years.

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:- SHAREHOLDERS' EQUITY (Cont.)
The total equity-based compensation expense related to all of the Company's equity-based awards recognized for the years ended December 31, 2025, 2024 and 2023 was comprised as follows:

	Year ended December 31,
	2025	2024	2023
Cost of revenues	$14,161	$17,418	$18,904
Research and development, net	20,600	33,526	38,047
Selling and marketing	50,729	57,230	48,022
General and administrative	64,665	78,927	78,329

Total stock-based compensation expenses	$150,155	$187,101	$183,302
c.Treasury shares:
On November 9, 2022, the Company's Board of Directors authorized an additional program to repurchase up to $250,000 of the Company issued and outstanding ordinary shares and ADRs, which commenced following completion of the program that was authorized in 2020. On November 15, 2023, the Company's Board of Directors authorized a program to repurchase up to $300,000 of the Company issued and outstanding ordinary shares and ADRs, which commenced following completion of the repurchase program that was authorized by the Company's Board of Directors in 2022. On June 7, 2024, the Company's Board of Directors authorized the acceleration of the $300,000 share repurchase plan. On that day, the Company's Board also authorized an additional program to repurchase up to $500,000 of the Company issued and outstanding ordinary shares and ADRs. The Company fully executed the $300,000 share repurchase program by December 31, 2024. The Company fully executed the $500,000 share repurchase program authorized on June 7, 2024, by December 31, 2025. On May 15, 2025, the Company's Board of Directors authorized an additional $500,000 share repurchase program of the Company issued and outstanding ordinary shares and ADRs.
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

NOTE 15:-    DEBT
Exchangeable Senior Notes and Hedging Transactions
2017 Notes
In January 2017, the Company issued $287,500 aggregate principal amount of 2017 Notes due 2024.
In the event that the last reported sale price of the company’s ADS for at least 20 trading days (whether consecutive or not) during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the exchange price ("Share Price Condition") or in the event of the satisfaction of certain other conditions, during set periods, as defined in the indenture governing the Notes, the holders of the exchangeable senior notes had the option to exchange the Notes for (at the Company's election) (i) cash, (ii) ADSs or (iii) a combination thereof.
As of December 31, 2023, the Share Price Condition for the 2017 Notes was triggered and, accordingly, the net carrying amount of these 2017 Notes was presented in current liabilities.
The Company had the ability to provide additional ADSs upon conversion if there is a "Make-Whole Fundamental Change" in the Company as defined in the indenture governing the 2017 Notes. The 2017 Notes were not redeemable by the Company prior to the maturity date apart from certain cases as set forth in the indenture governing the notes.
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
Debt issuance costs of $5,791 attributable to the 2017 Notes were amortized as interest expense over the contractual term of the notes using the effective interest rate.
Interest was payable on the debentures semi-annually at the cash coupon rate, however, the remaining debt discount was amortized as additional non-cash interest expense using an effective annual interest rate equal to the Company's estimated nonconvertible debt borrowing rate at the time of issuance.
The Company received notice for conversion of $87,427 of principal amount of the 2017 Notes in 2024, for which $87,435 was settled in 2024. The Company paid the note holders the conversion value of the notes in cash. The cash conversion premium payment upon conversion of the 2017 Notes was offset by cash under the convertible bond hedge transaction (a derivative) entered into in connection with the offering of the 2017 Notes.

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
In the event that the Share Price Condition was satisfied or in the event of the satisfaction of certain other conditions, during set periods, set forth in the indenture governing the 2020 Notes, the holders of the exchangeable senior notes had the option to exchange the Notes for (at the Company's election) (i) cash, (ii) ADSs or (iii) a combination thereof.
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
The 2020 Notes were redeemable by the Company on or after September 21, 2023 upon the fulfillment of the Share Price Condition for cash in relation to the principal amount, and the conversion value over the principal amount could be settled, at the Company's election, in (i) cash, (ii) ADSs or (iii) a combination thereof, apart from certain cases as set forth in the indenture governing the Notes.
The 2020 Notes did not bear interest, however, the remaining debt discount was being amortized as additional non-cash interest expense using an effective annual interest rate.
Debt issuance costs of $8,574 attributable to the 2020 Notes were amortized as interest expense over the contractual term of the 2020 Notes using the effective interest rate.
The 2020 Notes fully matured on September 15, 2025 and were settled in cash in the amount of $460,000.

The carrying values of the liability of the Notes are reflected in the Company's accompanying consolidated balance sheets as follows:

	2020 Notes
	December 31,
	2025	2024
Principal	$—	$460,000
Conversion option (Level 2)
Less:
Debt issuance costs, net of amortization	—	(1,209)
Unamortized discount	—	—

Net liability carrying amount	$—	$458,791

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:- DEBT (Cont.)
Interest expense related to the Notes is reflected on the accompanying consolidated statements of income as follows:

	2020 Notes			2017 Notes
	Year Ended December 31,			Year Ended December 31,
	2025	2024	2023	2025	2024	2023
Amortization of debt issuance costs	$1,210	$1,710	$1,699	$—	$14	$316
Non-cash amortization of debt discount	—	—	—	—	110	2,600
Interest expense	—	—	—	—	46	1,101
Loss in respect of convertible loan extinguishment	—	—	—	—		53
Total interest expense recognized	$1,210	$1,710	$1,699	$—	$170	$4,070
Effective interest rate	0.37%	0.37%	0.37%	—%	4.65%	4.65%
Exchangeable notes hedge transactions
In connection with the pricing of the 2017 Notes, the Company entered into privately negotiated exchangeable note hedge transactions with some of the initial purchasers and/or their respective affiliates (the "Option Counterparties").
Subject to customary anti-dilution adjustments substantially similar to those applicable to the 2017 Notes, the exchangeable note hedge transactions covered the number of ADSs that underlined the 2017 Notes.
The note hedge transactions were generally expected to reduce cash payments the Company was required to make in excess of the principal amount, in each case, upon any exchange of the 2017 Notes.
As stated above, the Company irrevocably elected cash settlement to apply to all conversions of 2017 Notes with an Exchange Date (as defined in the 2017 Indenture) that occurs on or after December 31, 2021.
Conversion notices received on and after December 31, 2021 relating to the 2017 Notes was fully settled in cash, and amounts paid in excess of the principal amount were offset by an equal receipt of cash under the convertible bond hedge.
As a result of the irrevocable cash election, on December 31, 2021, the Company reclassified from equity to derivative asset the remaining bond hedge fair value of $292,940 (Level 2).
Concurrently with the Company's entry into the exchangeable note hedge transactions, the Company entered into warrant transactions with the Option Counterparties relating to the same number of ADSs (3,457,475), with a strike price of $101.82 per ADS, subject to customary anti‑dilution adjustments. The warrants were classified to equity.
During 2024, the warrants were exercised into 1,513,183 ordinary shares.

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

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This standard updates reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance on an interim and annual basis. The Company adopted ASU 2023-07 during the year ended December 31, 2024, on a retrospective basis.

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

The following table sets forth segment information of revenue, expenses, and operating income:

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 16:- REPORTABLE SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

	Year ended December 31, 2025
	Customer Engagement	Financial Crime and Compliance	Not allocated	Total
Revenues	$2,459,974	$485,425	$—	2,945,399

Cost of Cloud (1)	676,020	95,034
Cost of Services (1)	122,099	72,458
Cost of Product (1)	16,355	4,385
Other segment items (1,2)	980,425	146,701

Operating income	$665,075	$166,847	$(186,164)	$645,758

Financial income and other, net				58,259

Income before taxes on income				$704,017
(1) Includes depreciation and amortization expense. Depreciation and amortization expense totaled $161,050 and $22,400 in respect of the Customer Engagement and Financial Crime and Compliance segments, respectively.
(2) Other segment items represent mainly cost of wages, maintenance expense, professional services expense, marketing expense, depreciation and amortization expense, and other expenses.

	Year ended December 31, 2024
	Customer Engagement	Financial Crime and Compliance	Not allocated	Total
Revenues	$2,281,781	$453,491	$—	$2,735,272

Cost of Cloud (1)	620,919	74,125
Cost of Services (1)	124,250	58,127
Cost of Product (1)	17,926	3,124
Other segment items (1,2)	944,352	159,819

Operating income	$574,334	$158,296	$(186,676)	$545,954

Financial income and other, net				58,872

Income before taxes on income				$604,826

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

The following table presents property and equipment as of December 31, 2025 and 2024, based on operational segments:

	December 31,
	2025	2024
Customer Engagement	$158,829	$147,869
Financial Crime and Compliance	28,949	35,624
Non-allocated	1,617	1,799

	189,395	$185,292

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 16:- REPORTABLE SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

b.Geographical information:
Total revenues from external customers on the basis of the Company's geographical areas are as follows:

	Year Ended December 31,
	2025	2024	2023
Americas, principally the US	$2,465,646	$2,321,524	$1,986,634
EMEA (*)	321,609	275,009	244,523
Israel	3,462	3,053	3,508
Asia Pacific	154,682	135,686	142,843

	$2,945,399	$2,735,272	$2,377,508
The following presents property and equipment and operating lease right-of-use assets as of December 31, 2025 and 2024, based on geographical areas:

	December 31,
	2025	2024
Americas, principally the US	$110,818	$132,115
EMEA (*)	18,065	12,509
Israel	121,806	118,786
Asia Pacific	16,770	14,965

	$267,459	$278,375
(*) Includes Europe, the Middle East (excluding Israel) and Africa.

NOTE 17:-    SELECTED STATEMENTS OF INCOME DATA
a.Research and development, net:

	Year Ended December 31,
	2025	2024	2023
Total costs	$441,252	$432,355	$386,745
Less - grants and participations	(1,878)	(1,961)	(2,441)
Less - capitalization of software development costs	(78,924)	(69,787)	(61,596)

	$360,450	$360,607	$322,708

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 17:- SELECTED STATEMENTS OF INCOME DATA (Cont.)

b.Financial expenses and other, net:

	Year Ended December 31,
	2025	2024	2023
Financial income:
Interest and amortization/accretion of premium/discount on marketable securities, net	$32,446	$40,482	$13,813
Exchange rates differences	7,226	—	—
Interest income	22,025	24,501	20,260

	61,697	64,983	34,073
Financial expenses:
Interest expense	—	(46)	(1,101)
Loss in respect of debt extinguishment	—	—	(53)
Debt issuance costs amortization	(1,210)	(1,724)	(2,015)
Exchangeable senior notes amortization of discount	—	(110)	(2,600)
Exchange rates differences	—	(466)	(3,297)
Other	(2,657)	(3,390)	(2,412)

	(3,867)	(5,736)	(11,478)

Other Income (expenses), net	429	(375)	(122)

	$58,259	$58,872	$22,473

c.Net earnings per share:
The following table sets forth the computation of basic and diluted net earnings per share:
1.Numerator:

	Year Ended December 31,
	2025	2024	2023
Net income to ordinary shareholders	$612,101	$442,588	$338,301

NICE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 17:- SELECTED STATEMENTS OF INCOME DATA (Cont.)

2.Denominator (in thousands):

	Year Ended December 31,
	2025	2024	2023
Denominator for basic net earnings per share:
Weighted average number of shares (thousand)	62,333	63,483	63,590
Effect of dilutive securities:
Add - Employee stock options, RSU and ESPP	990	1,172	995
Warrants issued in the exchangeable notes transaction	—	851	1,680

Denominator for diluted net earnings per share - adjusted weighted average shares (thousand)	63,323	65,506	66,265

NOTE 18:-    RELATED PARTY BALANCES AND TRANSACTIONS
As of December 31, 2024, the 2020 Subsidiary's CEO held 12.04% of the 2020 Subsidiary, which reflects $5,406 of the non-controlling amount on the balance sheet as of December 31, 2024.

On January 16, 2025, the Company acquired an additional 29.9% in the 2020 Subsidiary. Upon consummation of the acquisition, the 2020 Subsidiary became a wholly-owned subsidiary of the Company.

NOTE 19:-    SUBSEQUENT EVENTS
On February 18, 2026, the Company's Board of Directors approved an additional $600,000 share repurchase program.

On February 18, 2026, the Company's Board of Directors adopted an extension and amendment to the 2016 Share Incentive Plan.

On February 20, 2026, the Company and a US subsidiary as a borrower, completed the closing of a secured credit agreement providing for a $300,000 revolving credit facility. The facility requires a parent guarantee from the Company. As of the date these financial statements were issued, no amounts were drawn.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NICE LTD.

	By:	/s/ Scott Russell
Scott Russell
Chief Executive Officer
Date: February 26, 2026